Form 20-F
period 2014-12-31
International Game Technology PLC
filed 2015-05-15
CIK 1619762

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

11 Old Jewry, 6th Floor London EC2R 8DU United Kingdom
(Address of Principal Executive Offices)

Neil Abrams General Counsel 10 Memorial Boulevard Providence, RI 02903 Telephone: (401) 392-1000 Fax: (401) 392-4812 E-mail: Neil.Abrams@IGT.com
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value $0.10	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

198,595,887 ordinary shares, nominal value /$0.10 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.

☐ Yes   ☒  No

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17 or ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

International Game Technology PLC (“IGT PLC” or the “Company”) is incorporated in, and under the laws of, England and Wales.  IGT PLC has its corporate headquarters in London, United Kingdom, and operating headquarters in Rome, Italy, Providence, Rhode Island, and Las Vegas, Nevada.

IGT PLC is the successor of GTECH S.p.A. (“GTECH”), an Italian corporation (società per azioni), and the parent of International Game Technology (“IGT”), a Nevada corporation.  On April 7, 2015, GTECH merged (the “Holdco Merger”) with and into the Company, and IGT merged (the “Subsidiary Merger” and, together with the Holdco Merger, the “Mergers”) with and into Georgia Worldwide Corporation, a Nevada corporation and wholly owned subsidiary of the Company (“Sub”), with IGT surviving the Subsidiary Merger, all pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 15, 2014, as amended, by and among the Company, GTECH, GTECH Corporation, a Delaware corporation (solely with respect to Section 5.02(a) and Article VIII), Sub and IGT.  The objective of the Mergers was to combine GTECH’s and IGT’s businesses.

In this document, unless otherwise specified, the terms “we,” “us” and “our,” the “Group,” and the “Company” refer to IGT PLC together with its consolidated subsidiaries and its predecessor prior to the completion of the Holdco Merger on April 7, 2015, or any or more of them, as the context may require.  References to “GTECH” refer solely to GTECH S.p.A., the predecessor of IGT PLC prior to the HoldCo Merger.  References to “IGT” refers to International Game Technology, a Nevada corporation, which has been acquired in connection with the Mergers.

We have historically conducted our business through GTECH, or the predecessor, up to the date of the Holdco Merger, and subsequent to the Holdco Merger, through IGT PLC, or the successor.  The historical results of operations for IGT PLC, as successor, reflect the operations of GTECH, the predecessor, prior to the completion of the Holdco Merger on April 7, 2015.  For additional information on the Mergers, see “Item 4.  Information on the Company—A.  History and Development of the Company—Acquisition of International Game Technology.”

This document includes the Consolidated Financial Statements of GTECH for the years ended December 31, 2014, 2013 and 2012 (the “GTECH Consolidated Financial Statements”) prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial information is presented in Euro except that, in some instances, information in U.S. dollars is provided in the GTECH Consolidated Financial Statements and elsewhere in this document.  All references in this document to “Euro” and “€” refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. dollars,” “U.S. dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).

The language of the document is English.  Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.

Certain totals in the tables included in this document may not add due to rounding.

PART I

Item 1.                                 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                                 Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                                 Key Information

A.                                    Selected Financial Data

The following tables set forth summary historical consolidated financial and other information of IGT PLC for the periods indicated, and have been derived from:

•                  The GTECH Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012, included in “Item 18.  Financial Statements”; and

•                  The consolidated financial statements of GTECH for the years ended December 31, 2011 and 2010, which are not included in this annual report.

The following information is presented in millions of Euro, unless otherwise specified.

The following information should be read in conjunction with “Presentation of Financial and Certain Other Information,” “Item 3—D.  Risk Factors,” “Item 5—Operating and Financial Review,” and the GTECH Consolidated Financial Statements included in “Item 18.  Financial Statements.”

Consolidated Income Statement Data

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
	(€ million, except per share data)
Total revenue	3,069.7	3,062.8	3,075.7	2,973.7	2,314.1
Operating income	567.0	559.0	583.1	539.3	386.0
Income before income tax expense	287.6	386.1	424.0	365.9	113.5
Net income(1)	97.6	205.2	265.2	205.7	45.4
Attributable to:
Owners of the parent	83.3	175.4	233.1	173.1	0.5
Non-controlling interests	14.3	29.8	32.1	32.6	44.9
Basic earnings per ordinary share (in Euro)(1)	0.48	1.01	1.35	1.01	—
Diluted earnings per ordinary share (in Euro)(1)	0.48	1.01	1.35	1.01	—
Dividends declared per ordinary share (in Euro)(2)	0.75	0.73	0.71	—	0.74
Dividends declared per ordinary share (in U.S. Dollar)(3)	1.04	0.95	0.93	—	0.99

(1)         During the historical periods presented there were no discontinued operations.

(2)         Dividends declared per ordinary share represents dividends declared and paid per ordinary share, for which the dividends paid represent cash payments in the applicable year that generally relates to earnings of the previous year.

(3)         Translated into U.S. dollar at the exchange rates in effect on the dates the dividends were declared.  These translations are examples only, and should not be construed as a representation that the Euro amount represents, or has been or could be converted into U.S. dollar at that or any other rate.

Consolidated Statement of Financial Position Data

	At December 31,
	2014	2013	2012	2011	2010
	(€ million, except per share data)
Cash and cash equivalents	261.2	419.1	455.8	190.7	152.4
Total assets	7,126.5	7,123.4	7,277.3	7,006.9	6,962.9
Debt(1)	2,521.5	2,856.6	2,960.6	2,802.4	2,951.7
Non-current liabilities	2,034.3	2,915.7	3,056.2	2,904.1	3,149.7
Total equity	2,618.1	2,603.5	2,642.3	2,609.2	2,358.9
Equity attributable to owners of the parent	2,336.3	2,199.9	2,267.8	2,187.1	1,914.4
Non-controlling interests	281.8	403.6	374.5	422.1	444.5
Issued capital	175.0	174.0	172.5	172.1	172.0
Ordinary shares issued (in thousands of shares)	172,792	173,992	172,455	172,141	172,015

(1) Debt is comprised of long term debt and short term borrowings.

Exchange Rates

As of May 14, 2015 (the latest practicable trading date prior to the date of this document), the exchange rate of U.S. dollars per Euro was 1.1380.  The following tables show the high and low exchange rates of U.S. dollars per Euro for each month during the previous six months, and the average exchange rates of U.S. dollars per Euro for the five most recent financial years, calculated by using the average of the exchange rates on the last day of each month during each period.

Reference Date	Low	High
Month
April	1.0573	1.1206
March	1.0485	1.1241
February	1.1176	1.1534
January	1.1098	1.2109
December	1.2097	1.2570
November	1.2358	1.2600

Reference Date	Average
Year
2014	1.3232
2013	1.3304
2012	1.2906
2011	1.3966
2010	1.3204

The rates presented above may differ from the actual rates used in the preparation of IGT PLC’s financial statements and other financial information appearing in this document.  IGT PLC’s inclusion of such rates is not meant to suggest that the U.S. dollar amounts actually represent Euro amounts or that such amounts could have been converted to U.S. dollars at any particular rate.

B.                                    Capitalization and Indebtedness

Not Applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                    Risk Factors

The following risks should be considered in conjunction with “Item 5.  Operating and Financial Review and Prospects” beginning on page 57 and the other risks described in the Safe Harbor Statement beginning on page 111.  These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and anticipated future results.  The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement beginning on page 111.  Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.  We invite you to consult any further related disclosures we make from time to time in materials filed with or furnished to the United States Securities and Exchange Commission (“SEC”).

Unless otherwise specified or the context otherwise indicates, all references in the following risk factors to “IGT PLC,” “we,” “us,” “our,” and the “Company” refer to the business and operations of IGT PLC as the successor of GTECH S.p.A. and the acquirer of IGT.

RISK FACTORS RELATING TO IGT PLC’S BUSINESS

IGT PLC is exposed to risks associated with the performance of the global economy, the Eurozone debt crisis and the prevailing economic conditions in the markets in which it operates, including Italy.

IGT PLC is exposed to risks associated with the performance of the global economy and the markets in which it operates.  IGT PLC’s income and results of operations have been influenced, and will continue to be influenced, to a certain degree, by the general state and performance of the global economy.  The volatility of the financial markets shows that there can be no assurance that any recovery is sustainable or that there will be no recurrence of the global financial and economic crisis or similar adverse market conditions.

IGT PLC’s business is particularly sensitive to reductions in discretionary consumer spending in the markets in which it operates, which may be affected by general economic conditions in these markets.  Economic contraction, economic uncertainty and the perception by IGT PLC’s customers of weak or weakening economic conditions may cause a decline in demand for entertainment in the forms of the gaming services that IGT PLC offers.  In addition, changes in discretionary consumer spending or consumer preferences could be driven by factors such as an unstable job market, perceived or actual disposable consumer income and wealth, or fears of war and future acts of terrorism.

In particular, the lack of resolution of the sovereign debt crisis of several countries of the Eurozone, including Greece, Italy, Cyprus, Ireland, Spain and Portugal, together with the risk of contagion to other—more stable—countries, particularly France and Germany, has raised a number of uncertainties regarding the stability and overall standing of the European Monetary Union.  Concerns that the Eurozone sovereign debt crisis could worsen may lead to the reintroduction of national currencies in one or more Eurozone countries or, in particularly dire circumstances, the abandonment of the Euro.  The departure or risk of departure from the Euro by one or more Eurozone countries and/or the abandonment of the Euro as a currency could have major negative effects on both existing contractual relations and the fulfillment of obligations by IGT PLC and/or its customers, which could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

A significant portion of IGT PLC’s total consolidated revenues is derived from government concessions in Italy including the Lotto and instant lottery concessions.

A substantial portion of IGT PLC’s revenues, equal to approximately 52.7% of GTECH’s total consolidated revenues for the year ended December 31, 2014 (52.4% and 54.8% for the years ended December 31, 2013 and 2012, respectively), is derived from exclusive and non-exclusive concessions awarded to IGT PLC by Agenzia delle Dogane e Dei Monopoli (“ADM”), the governmental authority responsible for regulating and supervising gaming in Italy.  In particular, a substantial portion of IGT PLC’s revenues is derived from two exclusive concessions, one for the operation of the Lotto game (the “Lotto Concession”) and one for instant tickets (equal to approximately 13.8% and 12.1%, respectively, of GTECH’s total consolidated revenues for the year ended

December 31, 2014, 13.3% and 12.3%, respectively, for the year ended December 31, 2013, and 13.1% and 12.4%, respectively, for the year ended December 31, 2012).  The Lotto Concession and the instant ticket majority-owned concession have been respectively awarded by ADM to IGT PLC and its subsidiary, Lotterie Nazionali S.r.l.  IGT PLC expects that the Lotto Concession will expire on June 8, 2016, while the instant ticket concession will expire on September 30, 2019.

IGT PLC’s management believes that in the future a significant portion of IGT PLC’s business and profitability will continue to depend upon the concessions awarded to IGT PLC by ADM and other Italian governmental entities.  Therefore, a material reduction in IGT PLC’s revenues from these concessions, including as a result of an early termination or non-renewal of these concessions following their expiration, could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

Management believes that the Lotto Concession held by IGT PLC will expire on June 8, 2016 as was determined by an arbitral ruling in favor of IGT PLC on August 1, 2005, and confirmed by the Supreme Court of Cassation on February 3, 2014.  The final expiration date of the Lotto Concession is subject to dispute by ADM, which argues that the Lotto Concession should have expired on April 17, 2012, and an appeal lodged by Stanley International Betting Limited (“Stanley”) is still pending.  The outcome of this appeal before the State Council related to the ability of the Lotto Concession to be renewed after its first nine-year term could result in the earlier termination of IGT PLC’s Lotto prior to June 8, 2016, which could have a material adverse effect on IGT PLC’s business, results of operations and financial condition.

Despite several prior arbitral awards and judicial decisions in IGT PLC’s favor, ADM or other governmental or judicial authorities nonetheless may continue to seek monetary or other relief from IGT PLC in respect of these four disputed years of concession, potentially through additional legal, administrative or criminal action, investigations or proceedings.  As described herein, although IGT PLC has strong arguments in defense of these allegations, an adverse finding or settlement could result in significant damages or other payments or sanctions (including, under certain circumstances, revocation of existing concessions or Italian Legislative Decree No.  231 of June 8, 2011 sanctions, see “—We are exposed to significant risks in relation to compliance with anti-corruption and corporate criminal laws and regulations and economic sanction programs”).  It is uncertain what effect, if any, the ongoing dispute regarding the expiration of the Lotto Concession will have on IGT PLC’s ability to reacquire the Lotto Concession and, if re-awarded, the economics of the new concession.

IGT PLC relies on time-limited government concessions in order to conduct its main business activities.  Termination of the Lotto Concession, instant lottery and machine gaming concessions in Italy would have a material adverse effect on IGT PLC’s revenues.

IGT PLC is required to obtain and maintain licenses from various jurisdictions in order to operate its business.  Upon the expiration of IGT PLC’s concessions, new concessions may be awarded to one or more parties through a competitive bidding process open to parties other than IGT PLC or its subsidiaries.  In addition, concessions may be terminated prior to their expiration dates upon the occurrence of certain events of default affecting IGT PLC or its subsidiaries or if their continuation is determined under applicable principles of law to be against the public interest.

Before the expiration date of the Lotto Concession in June 2016, the Italian government will issue a request for proposal (“RFP”) to award a new Lotto Concession.  IGT PLC’s management does not anticipate any constraints to participating in the RFP for the new concession, but IGT PLC cannot be certain of the results of the tender, including whether IGT PLC will be awarded the new concession, or what costs will be associated with award of the concession.

The instant ticket concession is, in theory, renewable, but IGT PLC’s management does not believe it is likely.  Instead, IGT PLC’s management believes that an RFP will be issued under a different law, with new rules, for a new concession.  Under the new rules, the RFP may result in a non-exclusive concession (i.e., more than one bidder may be awarded the concession), and award of the concession may entail payment of a lump sum.

As with the above concessions, the non-exclusive concession for the operation of video lottery terminals (“VLTs”) and amusement with prize machines (“AWPs”) held by Lottomatica Videolot Rete S.p.A., as well as the betting concessions that expire in June 2016 held by Lottomatica Scommesses S.r.l., will be subject to the same concerns.  Finally, the conditions for any new concession will be established by law and included in the rules of the new concession.

There can be no assurance that IGT PLC will be able to renew any of its existing concessions, and the loss, denial, non-renewal or renewal on different terms of any of its concessions could have a material adverse effect on its results of operations, business, financial condition or prospects.

IGT PLC’s obligation to transfer assets upon the termination of the Lotto Concession and other concessions could have a material adverse effect on IGT PLC’s financial position and results of operations.

Upon the termination or non-renewal of the Lotto Concession, the instant lottery or machine gaming concessions, IGT PLC will be required at the request of ADM to transfer to ADM, free of charge, ownership of certain assets that are part of its central system used to operate Lotto, the instant lottery or machine gaming and equipment such as terminals at the points of sale, facilities, software, data files, and any other related assets that may be necessary for the full functioning, operation, and operability of the system itself.  As of December 31, 2014, the value of such assets was €48.2 million (the value of such assets was €61 million as of December 31, 2013) or approximately 0.7% of GTECH’s consolidated total assets and approximately 1.3% without goodwill (the value of such assets was approximately 0.9% of GTECH’s consolidated total assets and approximately 1.5% without goodwill as of December 31, 2013).  The obligation to transfer the Lotto Concession assets may also have detrimental effects on certain other businesses operated by IGT PLC because IGT PLC uses terminals, central system hardware and software used in the operation of Lotto in connection with certain of its other businesses.

IGT PLC is subject to substantial penalties for failure to perform under its concessions and contracts.

IGT PLC’s Italian concessions, lottery contracts in the United States and in other jurisdictions and other service contracts often require substantial performance bonds to secure its performance under such contracts and require IGT PLC to pay substantial monetary liquidated damages in the event of non-performance by IGT PLC.

As of December 31, 2014, GTECH had outstanding performance bonds and letters of credit in an aggregate amount of approximately €995.6 million.  These instruments present a potential for expense for IGT PLC and divert financial resources from other uses.

Claims on performance bonds, drawings on letters of credit and payment of liquidated damages could individually or in the aggregate have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

Slow growth or declines in sales of lottery goods and services could lead to lower revenues and cash flows for IGT PLC.

In recent years, as the lottery industry has matured in the primary markets where IGT PLC operates, the rate of lottery sales growth has moderated and some of IGT PLC’s customers have from time to time experienced a downward trend in sales.  IGT PLC’s dependence on large jackpot games and, specifically, the decline in aggregate sales at similar jackpot levels (“jackpot fatigue”) has had a negative impact on revenue from this game category.  These developments may in part reflect increased competition for consumers’ discretionary spending, including from a proliferation of destination gaming venues and an increased availability of Internet gaming opportunities.  IGT PLC’s future success will depend, in part, on the success of the lottery industry, as a whole, in attracting and retaining new players in the face of such increased competition in the entertainment and gambling markets (which competition may continue to increase), as well as its own success in developing innovative services, products and distribution methods/systems to achieve this goal.  In addition, there is a risk that new products and services may replace existing products and services.  The replacement of old products and services with new products and services may offset the overall growth of sales of IGT PLC.  A failure by IGT PLC to achieve these goals could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

IGT PLC faces risks related to the extensive and complex governmental regulation applicable to its operations.

IGT PLC’s activities are subject to extensive and complex governmental regulation which varies from time to time and from jurisdiction to jurisdiction where IGT PLC operates, which includes restrictions on advertising, increases in or differing interpretations by authorities on taxation, limitations on the use of cash and anti-money laundering compliance procedures.  IGT PLC believes that it has developed procedures designed to comply with such regulatory requirements.  However, any failure by IGT PLC to so comply or its inability to obtain required suitability findings could lead regulatory authorities to seek to restrict IGT PLC’s business in their jurisdictions.

In addition, IGT PLC is subject to extensive background investigations in its lottery and gaming businesses.  Authorities generally conduct such investigations prior to and after the award of a lottery contract or issuance of a gaming license.  Such investigations frequently include individual suitability standards for officers, directors, major shareholders and key employees.  Authorities are generally empowered to disqualify IGT PLC from receiving a lottery contract or operating a lottery system as a result of any such investigation.  IGT PLC’s failure, or the failure of any of its personnel, systems or machines, in obtaining or retaining a required license or approval in one jurisdiction could negatively impact its ability to obtain or retain required licenses and approvals in other jurisdictions.  Any such failure would decrease the geographic areas where IGT PLC may operate and as a result could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

Further, there have been, are currently, and may in the future continue to be, investigations of various types conducted by governmental authorities into possible improprieties and wrongdoing in connection with IGT PLC’s efforts to obtain or the awarding of lottery contracts and related matters.  Because such investigations frequently are conducted in secret, IGT PLC may not necessarily know of the existence of an investigation in which it might be involved.  Because IGT PLC’s reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, a governmental allegation or a finding of improper conduct by or attributable to IGT PLC in any manner or the prolonged investigation of these matters by governmental or regulatory authorities could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects, including its ability to retain existing contracts or to obtain new or renewed contracts, both in the subject jurisdiction and elsewhere.  In addition, adverse publicity resulting from any such proceedings could have a material adverse effect on IGT PLC’s reputation, results of operations, business, financial condition or prospects.

In December 2013, GTECH paid €34.7 million to the Italian tax agency (Agenzia delle Entrate) in settlement of certain tax matters of which €28 million involved the corporate reorganization and subsequent restructuring of certain intercompany financing transactions during the years 2006, 2007, 2008 and 2009 related to the acquisition of GTECH in 2006. As required by Italian law, the Italian tax agency referred the matter to the Rome Public Prosecutor’s office, which had the obligation to start an investigation on both GTECH’s Chairman and its CEO as legal representatives of GTECH and signatories of the tax declarations. Charges, if any, would be based on the alleged errors and omissions of the tax declarations during the three years which were already the subject of the settlement by GTECH with the Italian tax agency.

On April 28, 2015, representatives of the Rome Public Prosecutor came to IGT PLC’s offices in Rome to collect documents and files. In addition, one senior executive and one member of the Board of Directors of IGT PLC were served with a notice that each is subject to a criminal investigation in Italy relating to Italian tax returns filed by IGT PLC’s predecessor company, GTECH S.p.A. (fka Lottomatica S.p.A. referred to herein as “GTECH”), for the tax years 2006-2013. Under the relevant Italian statutes, the signatories of the corporate tax returns, and not the corporation itself, are subject to investigation. The individuals are Lorenzo Pellicioli, then chairman of GTECH’s Board of Directors and currently Vice-Chairman of IGT PLC’s Board of Directors, who was GTECH’s legal representative who signed the Italian corporate tax return for the 2013 tax year; and Marco Sala, then GTECH’s CEO and the current CEO and a director of IGT PLC, who signed the Italian corporate tax returns for the 2006, 2007 and 2008 tax years.  Renato Ascoli, then the general manager of GTECH’s Italian operations, who signed the Italian corporate tax returns for the 2009, 2010, 2011 and 2012 tax years, was also named in the notices, although he has not yet been served.

It is IGT PLC’s understanding that the current investigation is principally focused on the structuring of the original leveraged buyout of GTECH Holdings Corporation by Lottomatica S.p.A. and the subsequent conversion of a portion of the original debt incurred by GTECH Corporation into an equity increase from the parent company, Lottomatica S.p.A.

The Public Prosecutor is investigating whether GTECH’s income was under-reported in Italy for any of the tax years 2006-2013.  If the Public Prosecutor determines that income was under-reported in one or more tax years, the Public Prosecutor may choose to bring criminal charges in Italy against any or all of the above referenced individuals.

IGT believes that the actions of the Company and the relevant managers were appropriate and complied with all applicable tax and other laws and that the allegations underlying the investigation are without merit.

IGT PLC is exposed to significant risks in relation to compliance with anti-corruption and corporate criminal laws and regulations and economic sanction programs.

Doing business on a worldwide basis requires us to comply with the laws and regulations of various jurisdictions.  In particular, our international operations are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the United Kingdom Bribery Act of 2010 (the “Bribery Act”), the Italian Legislative Decree No.  231 of June 8, 2001 and economic sanctions programs, including those administered by the UN, EU and OFAC and regulations set forth under the Comprehensive Iran Accountability Divestment Act.  The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage.  We may deal with both government and state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA.  The provisions of the Bribery Act extend beyond bribery of foreign public officials and are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties.  Under the Italian Legislative Decree No.  231 of June 8, 2001, we may be held responsible for certain crimes committed in Italy or abroad (including corruption, fraud against the state, corporate offenses and market abuse) in our interest or for our benefit, by individuals having a functional relationship with us at the time the relevant crime was committed, including third party agents or intermediaries.  In such circumstances, we could be subject to fines, confiscation of profits or legal sanctions, such as termination of authorizations, licenses, concessions and financing agreements, suspension of our operations, or prohibitions on contracting with public authorities.

The duration of these disqualifications ranges from a minimum of three months to a maximum of two years, although in very serious cases, some of these disqualifications can be applied permanently.  Certain of the above-mentioned legal sanctions may also be applied as interim measures during investigations.  As an alternative to the legal sanctions, the court may appoint a judicial custodian to run the company, with the consequence that the profits gained during the receivership period are automatically confiscated.  Economic sanctions programs restrict our business dealings with certain sanctioned countries.

As a result of doing business in foreign countries, we are exposed to a risk of violating anti-corruption laws and sanctions regulations applicable in those countries where we, our partners or agents operate.  Some of the international locations in which we operate lack a developed legal system and have high levels of corruption.  Our continued expansion and worldwide operations, including in developing countries, the development of joint venture relationships worldwide and the employment of local agents in the countries in which we operate increases the risk of violations of anti-corruption laws, OFAC or similar laws.

As a result, from time to time we may be subject to proceedings and investigations relating to such laws and regulations.  Violations of anti-corruption laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal fines and imprisonment.  In addition, any major violations could have a significant impact on our reputation and consequently on our ability to win future business.

We have policies and procedures designed to assist compliance with applicable laws and regulations and have trained our employees to comply with such laws and regulations.  While we believe that we have a strong culture of compliance and adequate systems of control, we seek to continuously improve our systems of internal controls and to remedy any weaknesses identified.  There can be no assurance, however, that the policies and procedures have been or will be followed at all times or effectively detect and prevent violations of the applicable laws by one or more of our directors, officers, employees, consultants, agents or partners and, as a result, we could be subject to penalties and sanctions, which in turn could have a material adverse effect on our business, results of operations and financial condition.

IGT PLC may be subject to an unfavorable outcome with respect to pending litigation, which could result in substantial monetary damages or other harm to IGT PLC.

Due to the nature of its business, IGT PLC is involved in a number of legal, regulatory, tax and arbitration proceedings regarding, among other matters, claims by and against it as well as injunctions by third parties arising out of the ordinary course of its business and is subject to investigations and compliance inquiries related to its ongoing operations.  The outcome of these proceedings and similar future proceedings cannot be predicted with certainty.  As of December 31, 2014, GTECH’s total provision for litigation risks was €5.6 million.  However, it is difficult to accurately estimate the outcome of any proceeding.  As such, the amounts of IGT PLC’s provision for litigation risk, accrued also on the basis of assessments made by external counsel, could vary significantly from the amounts IGT PLC may be asked to pay and from the amounts IGT PLC would ultimately pay in any such proceeding.  In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require IGT PLC to pay substantial monetary damages or penalties and/or incur costs which may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant concession, license or authorization and thereby have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

IGT PLC faces risks in connection with its international operations and operations outside of traditional U.S. jurisdictions.

IGT PLC is a global business and derives a substantial portion of its revenues from operations outside of Italy and the United States (16.8% of GTECH’s total consolidated revenues for the year ended December 31, 2014; and 19.3% and 18.5% for the years ended December 31, 2013 and 2012, respectively).  IGT PLC also operates in tribal jurisdictions with sovereign immunity which subjects it to certain inherent risks.  In addition, certain aspects of IGT PLC’s domestic U.S. business, such as its supply chain, may be impacted by events and conditions internationally.  Risks associated with IGT PLC’s international operations include increased governmental regulation of the online lottery and commercial gaming industries in the markets where it operates, exchange controls or other currency restrictions and significant political instability.

Other economic risks that IGT PLC’s international activity subjects it to include additional costs of international law compliance, inflation, currency devaluation, illiquid or restricted foreign exchange markets, high interest rates, debt default, unstable capital markets and foreign direct investment restrictions.  Political risks include change of leadership, change of governmental policies, new foreign exchange controls regulating the flow of money into or out of a country, failure of a government to honor existing contracts, changes in tax laws and corruption, as well as global risk aversion driven by political unrest, war and terrorism.  Finally, social instability risks include high crime in certain of the countries in which IGT PLC operates due to poor economic and political conditions, riots, unemployment and poor health conditions.  These factors may affect IGT PLC’s workforce as well as the general business environment in a country.  The materialization of such risks could have a negative impact on IGT PLC’s results of operations, business, financial condition or prospects.

If IGT PLC is unable to protect its intellectual property or prevent its use by third parties, its ability to compete in the market may be harmed.

IGT PLC protects its proprietary technology and intellectual property to ensure that its competitors do not use such technology and intellectual property.  However, intellectual property laws in Italy, the United States and in other jurisdictions may afford differing and limited protection, may not permit IGT PLC to gain or maintain a competitive advantage, and may not prevent IGT PLC’s competitors from duplicating its products, designing around its patented products, or gaining access to its proprietary information and technology.

Although IGT PLC takes measures intended to prevent disclosure of its trade secrets and proprietary know-how through non-disclosure and confidentiality agreements and other contractual restrictions, IGT PLC may not be able to prevent the unauthorized disclosure or use of its technical knowledge or trade secrets.  For example, there can be no assurance that consultants, vendors, former employees or current employees will not breach their obligations regarding non-disclosure and restrictions on use.  In addition, anyone could seek to challenge, invalidate, circumvent or render unenforceable any IGT PLC patent.  IGT PLC cannot provide assurance that any pending or future patent applications it holds will result in an issued patent, or that, if patents are issued, they would necessarily provide meaningful protection against competitors and competitive technologies and/or adequately protect IGT PLC’s then-current products and technologies.  IGT PLC may not be able to detect the unauthorized use, or access from breaches of IGT PLC’s cybersecurity efforts, of its intellectual property or take appropriate steps to enforce its intellectual property rights effectively, and certain contractual provisions, including restrictions on use, copying, transfer and disclosure of licensed programs, may be unenforceable under the laws of certain jurisdictions.

IGT PLC licenses intellectual property rights from third parties.  If such third parties do not properly maintain or enforce the intellectual property rights underlying such licenses, or if such licenses are terminated or expire without being renewed, IGT PLC could lose the right to use the licensed intellectual property, which could adversely affect its competitive position or its ability to commercialize certain of its technologies, products or services.

In addition, some of IGT PLC’s most popular games and features are based on trademarks, patents, and other intellectual property licensed from third parties.  IGT PLC’s future success may depend upon its ability to obtain, retain and/or expand licenses for popular intellectual property rights with reasonable terms in a competitive market.  In the event that IGT PLC cannot renew and/or expand existing licenses, it may be required to discontinue or limit IGT PLC’s use of the games or gaming machines that use the licensed technology or bear the licensed marks.

IGT PLC’s success may depend in part on its ability to obtain trademark protection for the names or symbols under which IGT PLC markets its products and to obtain copyright protection and patent protection of IGT PLC’s proprietary technologies, intellectual property and other game innovations.  IGT PLC may not be able to build and maintain goodwill in IGT PLC’s trademarks or obtain trademark or patent protection, and there can be no assurance that any trademark, copyright or issued patent will provide competitive advantages for IGT PLC or that IGT PLC’s intellectual properties will not be successfully challenged or circumvented by competitors.

IGT PLC intends to enforce its intellectual property rights, and from time to time it may initiate claims against third parties that it believes are infringing its intellectual property rights if it is unable to resolve matters satisfactorily through negotiation.  Litigation brought to protect and enforce IGT PLC’s intellectual property rights could be costly, time-consuming and distracting to management and could fail to obtain the results sought and could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

Third party intellectual property infringement claims against IGT PLC could limit or affect its ability to compete effectively.

IGT PLC cannot provide assurance that its products or methods do not infringe the patents or other intellectual property rights of third parties.  Infringement and other intellectual property claims and proceedings brought against IGT PLC, whether successful or not, are costly, time-consuming and distracting to management, and could harm IGT PLC’s reputation.  In addition, intellectual property litigation or claims could require IGT PLC to do one or more of the following:  (1) cease selling or using any of its products that allegedly incorporate the infringed intellectual property, (2) pay substantial damages, (3) obtain a license from the third party owner, which license may not be available on reasonable terms, if at all, (4) rebrand or rename its products, and (5) redesign its products to avoid infringing the intellectual property rights of third parties, which may not be possible and, if possible, could be costly, time-consuming or result in a less effective product.  The loss of proprietary technology or a successful claim against IGT PLC could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

IGT PLC’s business prospects and future success rely heavily upon the integrity of its employees, directors and agents and the security of its systems.

The real and perceived integrity and security of a lottery is critical to its ability to attract players.  IGT PLC strives to set exacting standards of personal integrity for its employees and directors, as well as system security for the systems that it provides to its customers, and its reputation in this regard is an important factor in its business dealings with lottery and other governmental agencies.  For this reason, an allegation or a finding of improper conduct on IGT PLC’s part, or on the part of one or more of its current or former employees, directors or agents that is attributable to IGT PLC, or an actual or alleged system security defect or failure attributable to IGT PLC, could have a material adverse effect upon IGT PLC’s results of operations, business, financial condition or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

IGT PLC may not be able to respond to technological changes or to satisfy future technology demands of its customers, in which case it could fall behind its competitors.

Many of IGT PLC’s software and hardware products are based on proprietary technologies.  While management believes that certain of IGT PLC’s technologies, such as the IGT PLC Enterprise Series open-architecture software platform, provide an industry standard, if IGT PLC were to fail to enhance its product and service offerings to take advantage of technological developments, it may fall behind its competitors and IGT PLC’s results of operations, business, financial condition or prospects could suffer.

IGT PLC’s lottery operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts.

IGT PLC derives a portion of its revenues and cash flow from its portfolio of long-term lottery contracts in the Americas and International segments (equal to approximately 28.4% of GTECH’s total consolidated revenues for the year ended December 31, 2014 and 27.9% for the year ended December 31, 2013, respectively), awarded through competitive procurement processes.  In addition, IGT PLC’s U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for failure to perform and for other specified reasons, and many of these contracts in the U.S. permit the lottery authority to terminate the contract at will with limited notice and do not specify the compensation, if any, to which IGT PLC would be entitled were such termination to occur.

Further, in the event that IGT PLC is unable or unwilling to perform, some of its lottery contracts permit the lottery authority to acquire title to its system-related equipment and software during the term of the contract or upon the expiration or earlier termination of the contract, in some cases without paying IGT PLC any compensation related to the transfer of that equipment and software to the lottery authority.

The termination of or failure to renew or extend one or more of IGT PLC’s lottery contracts, or the renewal or extension of one or more of IGT PLC’s lottery contracts on materially altered terms or the transfer of its assets without compensation could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

IGT PLC has a concentrated customer base and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue.

Revenues from GTECH’s top ten customers outside of Italy accounted for approximately 18.2% of GTECH’s total consolidated revenues for the year ended December 31, 2014 (18.3% and 17.7% for the years ended December 31, 2013 and 2012, respectively).  If IGT PLC were to lose any of these larger customers, or if these larger customers experience slow lottery ticket sales and consequently reduced lottery revenue, there could be a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

IGT PLC’s dependence on certain suppliers creates a risk of implementation delays if the supply contract is terminated or breached, and any delays may result in substantial penalties.

IGT PLC purchases most of the parts, components and subassemblies necessary for its lottery and machine gaming terminals and other system components from outside sources.  IGT PLC outsources all of the manufacturing and assembly of certain lottery products to a single vendor while other products have portions outsourced to multiple qualified vendors.  Although IGT PLC works closely with its manufacturing outsourcing vendor and IGT PLC is likely to be able to realign its manufacturing facilities to manufacture its products itself, IGT PLC’s operating results could be adversely affected if one or more of its manufacturing outsourcing vendors failed to meet production schedules.  For example, while most of the parts, components and subassemblies can be purchased through more than one supplier, IGT PLC currently has approximately three material sole source vendors for lottery terminals for its lottery products.  GTECH’s total purchases from these three vendors during the year ended December 31, 2014 was approximately 64% of its total consolidated purchases of parts, components and subassemblies for that product for that year.  IGT PLC’s management believes that if a supply contract with one of these vendors were to be terminated or breached, IGT PLC would be able to replace the vendor.  However, it may take time to replace the vendor under some circumstances and any replacement parts, components or subassemblies may be more expensive, which could reduce IGT PLC’s margins.  Depending on a number of factors, including the level of the related part, component or subassembly in IGT PLC’s inventory, the time it takes to replace a vendor may result in a delay in its implementation for a customer.  Generally, if IGT PLC fails to meet its delivery schedules under its contracts, it may be subject to substantial penalties or liquidated damages, or even contract termination, which in turn could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

New arrangements with state lotteries in the U.S. such as lottery manager contracts may increase the risks to IGT PLC in its dealings with state lotteries, including requiring the guarantee of income, upfront payments or similar arrangements.

In the United States, state lotteries are exploring lottery manager contracts as a means of maximizing lottery profits.  Under these contracts (currently in Illinois, Indiana and New Jersey), IGT PLC is required to guarantee income levels to the state.  In addition, in other states, agreements may require upfront payments for concessions.  Arrangements such as the guarantee of income when not achieved, large upfront payments or other similar arrangements may have a material adverse effect on IGT PLC’s results of operation, business, financial condition or prospects.

IGT PLC’s business may be adversely affected by competition.

The gaming business is highly competitive.  IGT PLC faces competition from a number of companies in Italy, the United States and worldwide.  Although IGT PLC is making investments, including the recently completed acquisition of International Game Technology, intended to position it to exploit the opportunities in the machine gaming, interactive gaming and sports betting markets, it expects significant competition in these markets from other companies.  Competition could cause IGT PLC to lose players or customers and could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.  The online lottery industry has faced increased competition from the entertainment and gambling industries in recent years, including from a proliferation of destination gaming venues, and an increased availability of gaming opportunities including gaming opportunities on the Internet.  In recent years there has been increased competition in the gaming industry and, in some instances, IGT PLC observed extremely aggressive pricing from these competitors in an effort to gain market share.  Increased competition and aggressive pricing practices from competitors could adversely affect IGT PLC’s ability to retain business, to win new business and may impact the margin of profitability on contracts that IGT PLC is successful in retaining or winning.  Also, awards of contracts to IGT PLC are, from time to time, challenged by its competitors.  Increased competition also may have a material adverse effect on the profitability of contracts which IGT PLC does obtain.  Over the past several fiscal years, IGT PLC has experienced and may continue to experience a reduction in the percentage of lottery ticket sales that it receives from certain customers resulting from contract rebids, extensions and renewals due to a number of factors, including the substantial growth of lottery sales, reductions in the cost of technology and telecommunications services and general and competitive dynamics.

IGT PLC may also be affected by increased competition as a result of consolidation among gaming equipment and technology companies.  IGT PLC expects the trend toward consolidation in its global industry to continue as gaming equipment and technology companies attempt to strengthen or expand their market positions in the gaming industry through mergers and acquisitions.  Several acquisitions of slot machine and other gaming equipment makers by gaming technology companies have occurred recently, such as the acquisition of Bally Technologies by Scientific Games Corp. and the acquisition of Multimedia Games by Global Cash Access Holdings Inc.  IGT PLC believes that industry consolidation such as these acquisitions may result in stronger competitors that are better able to compete by increasing their scale and operating efficiencies.  Consolidation may also result in competitors with greater resources which may be directed toward accelerating innovation and product development, resulting in a broader service and product offering.  Such changes in the competitive landscape could potentially reduce IGT PLC’s market share and lead to declining sales volumes and prices for its products and services.  If any of these risks are realized, IGT PLC’s competitive position and therefore its business, results of operations and financial condition may be materially adversely affected.

The gaming and betting industry is highly regulated.

The gaming and betting industry is highly regulated.  In Italy, this regulation determines, among others, (1) games that may be operated and amounts that may be charged by operators, (2) the prizes for the players, (3) the compensation paid to concessionaires, including IGT PLC, (4) the kinds of points of sale and (5) the applicable tax regulations.  Renewing existing and applying for new licenses, concessions, permits and approvals can be costly and time-consuming and there is no assurance of success.  Any failure to renew or obtain any such license, concession, permit or approval could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.  Any changes in the legal or regulatory framework or other changes, such as increases in the taxation of gaming or betting, changes in the compensation paid to concessionaires or increases in the number of licenses, authorizations or concessions awarded to competitors of IGT PLC could materially and adversely affect its profitability.  For instance, the profitability of the video lottery terminal (“VLT”) sector has declined since 2012, after ADM increased taxation on VLTs from 2% to 4% in January 2012, and then to 5% during 2013 and 2014.

In the United States and in many international jurisdictions where IGT PLC currently operates or seeks to do business, lotteries are not permitted unless expressly authorized by law.  The successful implementation of IGT PLC’s growth strategy and its business could be materially adversely affected if jurisdictions that do not currently authorize lotteries do not approve new lotteries or if those jurisdictions that currently authorize lotteries do not continue to permit such activities.

Once authorized, the ongoing operations of lotteries and lottery operators are typically subject to extensive and evolving regulation.  In the United States, in particular, lottery authorities generally conduct an investigation of the winning vendor and its employees prior to and after the award of a lottery contract.  Further, lottery authorities may require the removal of any of the vendor’s employees deemed to be unsuitable and are generally empowered to disqualify IGT PLC from receiving a lottery contract or operating a lottery system as a result of any such investigation.  Some jurisdictions also require extensive personal and financial disclosure and background checks from persons and entities beneficially owning a specified percentage (typically 5% or more) of IGT PLC’s securities.  The failure of these beneficial owners to submit to such background checks and provide required disclosure could jeopardize the award of a lottery contract to IGT PLC or provide grounds for termination of an existing lottery contract.  Additional restrictions are often imposed by international jurisdictions upon foreign corporations, such as IGT PLC, seeking to do business there.

Finally, sales generated by lottery games frequently are dependent upon decisions over which IGT PLC has no control made by lottery authorities with respect to the operation of these games, such as matters relating to the marketing and prize payout features of lottery games.  Because IGT PLC is typically compensated in whole or in part based on a jurisdiction’s gross lottery sales, lower than anticipated sales due to these factors could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

The illegal gaming market could negatively affect IGT PLC’s business.

A significant threat for the entire gaming and betting industry arises from illegal activities.  Such illegal activities may drain significant betting volumes away from the regulated industry.  In particular, illegal gaming could take away a portion of the present players that are the focus of IGT PLC’s business.  The loss of such players could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

Slow growth in the establishment of new gaming jurisdictions or the number of new casinos, declines in the rate of replacement of existing gaming machines and ownership changes and consolidation in the casino industry could limit or reduce IGT PLC’s future profits.

Demand for IGT PLC’s products is driven substantially by the establishment of new land-based and/or online gaming jurisdictions, the addition of new casinos or expansion of existing casinos within existing gaming jurisdictions and the replacement of existing gaming machines.  The establishment or expansion of gaming in any jurisdiction, whether land-based or online, typically requires a public referendum or other legislative action.  As a result, gaming continues to be the subject of public debate, and there are numerous active organizations that oppose gaming.  Opposition to gaming could result in restrictions on, or even prohibitions of, gaming operations or the expansion of operations in any jurisdiction.

In addition, the construction of new casinos or expansion of existing casinos fluctuates with demand, general economic conditions and the availability of financing.  Slow growth in the establishment of new gaming jurisdictions, delays in the opening of new or expanded casinos and declines in, or low levels of demand for, machine replacements could reduce the demand for IGT PLC’s products and IGT PLC’s future profits.  Because a substantial portion of IGT PLC’s sales come from repeat customers, its business could be affected if one or more of IGT PLC’s customers consolidates with another entity that utilizes more of the products and services of IGT PLC’s competitors or that reduces spending on IGT PLC’s products or causes downward pricing pressures.  Such consolidations could lead to order cancellations, a slowing in the rate of gaming machine replacements, or require IGT PLC’s current customers to switch to IGT PLC’s competitors’ products, any of which could negatively impact IGT PLC’s results of operations.

Demand for IGT PLC’s products and the level of play of IGT PLC’s products could be adversely affected by changes in player and operator preferences.

As a supplier of gaming machines, IGT PLC must offer themes and products that appeal to gaming operators and players.  There is constant pressure to develop and market new game content and technologically innovative products.   IGT PLC’s revenues are dependent on the earning power and life span of IGT PLC’s games.  IGT PLC therefore faces continuous pressure to design and deploy new and successful game themes to maintain IGT PLC’s revenue and remain competitive.  If IGT PLC is unable to anticipate or react in a timely manner to any significant changes in player preferences, such as a negative change in the level of acceptance of IGT PLC’s newest systems innovations or jackpot fatigue (i.e., declining play levels on smaller jackpots), the demand for and level of play of IGT PLC’s gaming products could decline.  Further, IGT PLC’s products could suffer a loss of floor space to table games or competitors’ products, or operators may reduce revenue sharing arrangements, each of which would harm IGT PLC’s sales and financial results.  In addition, general changes in consumer behavior, such as reduced travel activity or redirection of entertainment dollars to other venues, could result in reduced demand and reduced play levels for IGT PLC’s gaming products.

The gaming industry is intensely competitive.  IGT PLC faces competition from a growing number of companies and, if IGT PLC is unable to compete effectively, IGT PLC’s business could be negatively impacted.

Competition is intense among gaming and systems providers, including manufacturers of electronic gaming equipment and systems products.  Competition in IGT PLC’s industry is primarily based on the amount of profit IGT PLC’s products generate for its customers, together with cost savings, convenience, and other benefits.  Additionally, IGT PLC competes on the basis of price, pricing models, and financing terms made available to customers, the appeal of game content and features to the end player, and the features and functionality of IGT PLC’s hardware and software products.  IGT PLC’s competitors range from small, localized companies to large, multi-national corporations, several of which have substantial resources.

Competition in the gaming industry has accelerated due to the increasing number of providers, combined with the limited number of operators and jurisdictions in which they operate.  In particular, IGT PLC has observed an influx of small gaming equipment manufacturers entering the market over the last few years.  In addition, several casinos have recently ceased operations due to unfavorable economic conditions.  This combination of a growing number of providers and a limited number of operators has resulted in an increased focus on price to value.  To compete effectively, providers must offer innovative products, with increasing features and functionality benefiting the operators along with game content appealing to the end player, at prices and, in certain cases, financing terms that are attractive to operators.

Obtaining space and favorable placement on casino gaming floors is also a competitive factor in IGT PLC’s industry.  In addition, the level of competition among equipment providers has increased significantly due to consolidation among casino operators and cutbacks in capital spending by casino operators resulting from the economic downturn and resulting decreased player spend.

IGT PLC’s online social gaming and online real-money gaming operations are also subject to intense competition.  In particular, the online social gaming casino operated by DoubleDown is relatively new and has lower barriers to entry.  Several companies have launched social casino offerings, and new competitors are likely to continue to emerge, some of which may be operated by social gaming companies with a larger base of existing users, or by casino operators with more experience in operating a casino.  If the products offered through IGT PLC’s online businesses do not maintain their popularity, or fail to grow in a manner that meets IGT PLC’s expectations, IGT PLC’s results of operations and financial condition could be harmed.

IGT PLC’s success in the competitive gaming industry depends in large part on its ability to develop and manage frequent introductions of innovative products.

The gaming industry is characterized by dynamic customer demand and technological advances, both for land-based and online gaming products.  As a result, IGT PLC must continually introduce and successfully market new themes and technologies in order to remain competitive and effectively stimulate customer demand.  The process of developing new products and systems is inherently complex and uncertain.  It requires accurate anticipation of changing customer needs and end-user preferences as well as emerging technological trends.  If IGT PLC’s competitors develop new game content and technologically innovative products and IGT PLC fails to keep pace, IGT PLC’s business could be adversely affected.  To remain competitive, IGT PLC invests resources towards its research and development efforts to introduce new and innovative games with dynamic features to attract new customers and retain existing customers.  If IGT PLC fails to accurately anticipate customer needs and end-user preferences through the development of new products and technologies, IGT PLC could lose business to its competitors, which would adversely affect IGT PLC’s results of operations and financial position.

IGT PLC intends to continue investing resources toward its research and development efforts.  There is no assurance that IGT PLC’s investments in research and development will lead to successful new technologies or timely new products.  IGT PLC invests heavily in product development in various disciplines:  platform hardware, platform software, online services, content (game) design and casino software systems. Because IGT PLC’s newer products are generally more technologically sophisticated than those IGT PLC has produced in the past, IGT PLC must continually refine its design, development and delivery capabilities across all channels to meet the needs of IGT PLC’s product innovation.  If IGT PLC cannot efficiently adapt its processes and infrastructure to meet the needs of its product innovations, IGT PLC’s business could be negatively impacted.

IGT PLC’s customers will accept a new game product only if it is likely to increase operator profits more than competitors’ products.  The amount of operator profits primarily depends on consumer play levels, which are influenced by player demand for IGT PLC’s product.  There is no certainty that IGT PLC’s new products will attain this market acceptance or that IGT PLC’s competitors will not more effectively anticipate or respond to changing customer preferences.  In addition, any delays by IGT PLC in introducing new products could negatively impact IGT PLC’s operating results by providing an opportunity for IGT PLC’s competitors to introduce new products and gain market share ahead of IGT PLC.

IGT PLC’s online social gaming casino offering is conducted largely through Facebook and Apple’s iOS platform, and IGT PLC’s business and IGT PLC’s growth prospects would suffer if IGT PLC fails to maintain good relationships with Facebook and Apple, or if Facebook or Apple were to alter the terms of IGT PLC’s relationship.

DoubleDown Casino, which is IGT PLC’s online social gaming casino offering, operates largely through Facebook and Apple’s IOS platform.  Consequently, IGT PLC’s operating platform, growth prospects and future revenues from this online offering are dependent on IGT PLC’s continued relationships with Facebook and Apple.  While DoubleDown Casino has historically maintained good relationships with Facebook and Apple, IGT PLC’s online social gaming casino offering would suffer if IGT PLC is unable to continue these relationships in the future.

In addition, IGT PLC’s relationships with Facebook and Apple are not governed by a contract, but rather by Facebook and Apple’s standard terms and conditions for application developers.  Facebook and Apple each modify these terms and conditions as well as their respective privacy policies from time to time, and any future changes, including any changes required as a result of government regulation, could have a material adverse impact on IGT PLC’s business.  For example, if Facebook and Apple were to increase the fees they charge application developers, IGT PLC’s gross profit and operating income would suffer.  Additionally, if users were to limit IGT PLC’s ability to use their personal information, if Facebook and Apple were to develop competitive offerings, either on its own or in cooperation with another competitor, or if Facebook and Apple were to alter their operating platform to IGT PLC’s detriment, IGT PLC’s growth prospects would be negatively impacted.

IGT PLC’s gaming machines and online gaming operations may experience losses due to technical problems or fraudulent activities.

IGT PLC’s success depends on IGT PLC’s ability to avoid, detect, replicate and correct software and hardware anomalies and fraudulent manipulation of its gaming machines, systems, and online offerings.  IGT PLC incorporates security features into the design of its gaming machines and other systems, including those features responsible for IGT PLC’s online operations, which are designed to prevent it and its patrons from being defrauded.  IGT PLC also monitors its software and hardware to avoid, detect and correct any technical errors.  However, there can be no guarantee that IGT PLC’s security features or technical efforts will continue to be effective in the future.  If IGT PLC’s security systems fail to prevent fraud or if IGT PLC experiences any significant technical difficulties, its operating results could be adversely affected.  Additionally, if third parties breach IGT PLC’s security systems and defraud its patrons, or if IGT PLC’s hardware or software experiences any technical anomalies, the public may lose confidence in IGT PLC’s gaming products and online operations or it could become subject to legal claims by its customers or to investigation by gaming authorities.

IGT PLC’s gaming machines and online offerings have experienced anomalies and fraudulent manipulation in the past.  Games and gaming machines may be replaced by casinos and other gaming machine operators if they do not perform according to expectations, or may be shut down by regulators.  The occurrence of anomalies in, or fraudulent manipulation of, IGT PLC’s games, gaming machines, systems, or online games and systems may give rise to claims for lost revenues and related litigation by IGT PLC’s customers and may subject it to investigation or other action by gaming regulatory authorities, including suspension or revocation of IGT PLC’s gaming licenses, or other disciplinary action.

IGT PLC’s online casino offerings are part of a new and evolving industry, which presents significant uncertainty and business risks.

Online gaming, including social casino-style gaming, is a relatively new industry that continues to evolve.  The success of this industry and IGT PLC’s online business will be affected by future developments in social networks, mobile platforms, legal or regulatory developments (such as the passage of new laws or regulations or the extension of existing laws or regulations to social casino-style gaming activities), taxation of gaming activities, data privacy and cybersecurity laws and regulations, and other factors that IGT PLC is unable to predict, and are beyond IGT PLC’s control.  This environment can make it difficult to plan strategically and can provide opportunities for competitors to grow revenues at IGT PLC’s expense.  Consequently, IGT PLC’s future operating results relating to its online offerings may be difficult to predict and IGT PLC cannot provide assurance that its online offerings will grow at the rates IGT PLC expects, or be successful in the long term.

In addition, IGT PLC uses social media platforms, such as Facebook, YouTube and Twitter, as marketing tools.  These platforms allow individuals access to a broad audience of consumers and other interested persons.  Negative commentary regarding IGT PLC or the products it sells may be posted on social media platforms and similar devices at any time and may be adverse to IGT PLC’s reputation or business.  As laws and regulations rapidly evolve to govern the use of these platforms and mobile devices, the failure by IGT PLC, its employees or third parties acting at its direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact IGT PLC’s business, financial condition and results of operations or subject it to fines or other penalties.

Systems, network or telecommunications failures or cyber-attacks may disrupt IGT PLC’s business and have an adverse effect on its results of operations.

Any disruption in IGT PLC’s network or telecommunications services, or those of third parties that IGT PLC utilizes in its operations, could affect IGT PLC’s ability to operate its games or financial systems, which would result in reduced revenues and customer downtime.  IGT PLC’s network and databases of business and customer information, including intellectual property, trade secrets, and other proprietary business information and those of third parties IGT PLC utilizes, are susceptible to outages due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, data privacy or security breaches, denial of service attacks, and similar events, including inadvertent dissemination of information due to increased use of social media.  Despite the implementation of network security measures and data protection safeguards by IGT PLC and third parties IGT PLC utilizes, including a disaster recovery strategy for back office systems, IGT PLC’s servers and computer resources, and those of third parties IGT PLC utilizes, are vulnerable to viruses, malicious software, hacking, break-ins or theft, third party security breaches, employee error or malfeasance, and other potential compromises.  Disruptions from unauthorized access to or tampering with IGT PLC’s computer systems, or those of third parties IGT PLC utilizes, in any such event could result in a wide range of negative outcomes, including devaluation of IGT PLC’s intellectual property, increased expenditures on data security, and costly litigation, each of which could have a material adverse effect on IGT PLC’s business, reputation, operating results and financial condition.

Any disruption in IGT PLC’s network or telecommunications services could affect IGT PLC’s ability to operate its games or financial systems, which would result in reduced revenues and customer downtime.  IGT PLC’s network and databases of business and customer information, including intellectual property, trade secrets, and other proprietary business information, are susceptible to outages due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, data privacy or security breaches, denial of service attacks, and similar events, including inadvertent dissemination of information due to increased use of social media.  Despite IGT PLC’s implementation of network security measures and data protection safeguards, including a disaster recovery strategy for back office systems, IGT PLC’s servers and computer resources are vulnerable to viruses, malicious software, hacking, break-ins or theft, third party security breaches, employee error or malfeasance, and other potential compromises.  Disruptions from unauthorized access to or tampering with IGT PLC’s computer systems in any such event could result in a wide range of negative outcomes, including devaluation of IGT PLC’s intellectual property, increased expenditures on data security, and costly litigation, adverse publicity or regulatory action, each of which could have a material adverse effect on IGT PLC’s business, reputation, operating results and financial condition.  In addition, sophisticated hardware and operating system software and applications that IGT PLC procures from third parties may contain defects in design or manufacture that could unexpectedly interfere with IGT PLC’s operations.  The cost to alleviate security risks, defects in software and hardware and address any problems that occur could negatively impact IGT PLC’s sales, distribution and other critical functions, as well as its financial results.

A decline in and/or sustained low interest rates causes an increase in IGT PLC’s jackpot expense which could limit or reduce its future profits.

Changes in prime and/or treasury and agency interest rates during a given period cause fluctuations in jackpot expense largely due to the revaluation of future winner liabilities.  When rates increase, jackpot liabilities are reduced as it costs less to fund the liability.  However, when interest rates decline, the value of the liability (and related jackpot expense) increases because the cost to fund the liability increases.  IGT PLC’s results may continue to be negatively impacted by a continued low interest rate environment or any or further decline in interest rates, resulting in increased jackpot expense and a reduction of IGT PLC’s investment income, which could limit or reduce IGT PLC’s future profits.

IGT PLC’s results of operations could be affected by natural events in the locations in which IGT PLC or its customers or suppliers operate.

IGT PLC, its customers, and its suppliers have operations in locations subject to natural occurrences such as severe weather and other geological events, including hurricanes, earthquakes, floods, or tsunamis that could disrupt operations.  Any serious disruption at any of IGT PLC’s facilities or the facilities of its customers or suppliers due to a natural disaster could have a material adverse effect on IGT PLC’s revenues and increase IGT PLC’s costs and expenses.  If there is a natural disaster or other serious disruption at any of IGT PLC’s facilities, it could impair IGT PLC’s ability to adequately supply its customers, cause a significant disruption to its operations, cause it to incur significant costs to relocate or reestablish these functions and negatively impact IGT PLC’s operating results.  While IGT PLC insures against certain business interruption risks, such insurance may not adequately compensate IGT PLC for any losses incurred as a result of natural or other disasters.  In addition, any natural disaster that results in a prolonged disruption to the operations of IGT PLC’s customers or suppliers may adversely affect IGT PLC’s business, results of operations or financial condition.

New conflict minerals regulations may cause IGT PLC to incur additional expenses and could limit the supply and increase the cost of certain metals used in manufacturing IGT PLC’s products.

On August 22, 2012, the SEC adopted a new rule requiring disclosures of specific minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured, or contracted to be manufactured, by public companies.  The new rule requires companies to verify and disclose whether or not such minerals originate from the Democratic Republic of Congo or an adjoining country.  The first disclosure report, relating to the calendar year of 2013, was filed by IGT with the SEC on June 2, 2014.

There are costs associated with complying with these disclosure requirements, including the diligence to determine the sources of conflict minerals used in IGT PLC’s products and other potential changes to products, processes or sources of supply as a consequence of such verification activities.  The implementation of this rule could adversely affect the sourcing, supply and pricing of materials used in IGT PLC’s products.  The new rule could affect the availability in sufficient quantities and at competitive prices of certain minerals used in the manufacture of IGT PLC’s products, given that there may be only a limited number of ‘conflict free’ minerals, which could result in increased material and component costs and additional costs associated with changes in IGT PLC’s supply chain.  IGT PLC may also face reputational challenges if it determines that certain of its products contain minerals not determined to be conflict free or if IGT PLC is unable to sufficiently verify the origins for all conflict minerals used in its products through the procedures IGT PLC may implement.

Changes in consumer preferences and behavior could affect the popularity of the gaming industry.

The popularity and acceptance of gaming is influenced by the prevailing social mores, and changes in social mores could result in reduced acceptance of gaming as a leisure activity.  The Company’s future financial success will depend on the appeal of its gaming offerings to its customers and players and the acceptance of gaming generally.  If IGT PLC is not able to anticipate and react to changes in consumer preferences and social mores, its competitive and financial position may be adversely affected.  In addition, the Company’s future success will also depend on the success of the gaming industry as a whole in attracting and retaining players in the face of increased competition for players’ entertainment dollars.  Gaming may lose popularity as new leisure activities arise or as other leisure activities become more popular.  If the popularity of gaming declines for any reason, IGT PLC’s business, financial condition and results of operations may be adversely affected.

Negative perceptions and publicity surrounding the gaming industry could lead to increased gaming regulation.

From time to time, the gaming industry is exposed to negative publicity related to gaming behavior, gaming by minors, the presence of gaming machines in too many shops, risks related to online gaming and alleged association with money laundering.  Publicity regarding problem gaming and other concerns with the gaming industry, even if not directly connected to IGT PLC, could adversely impact its business, results of operations and financial condition.  For example, if the perception develops that the gaming industry is failing to address such concerns adequately, the resulting political pressure may result in the industry becoming subject to increased regulation.  Such an increase in regulation could adversely impact our business, results of operations and financial condition.

RISK FACTORS RELATING TO THE COMPANY FOLLOWING COMPLETION OF THE MERGERS

The Company may not realize the cost savings, synergies and other benefits that the parties expect to achieve from the Mergers.

The combination of two independent companies is a complex, costly and time-consuming process.  As a result, the Company is required to devote significant management attention and resources to integrating the business practices and operations of IGT PLC and IGT.  The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, could preclude realization of the full benefits expected by IGT PLC, including $280 million of potential EBITDA synergies, driven by potential cost savings of $230 million and revenue synergies of $50 million, which we expect to achieve by fiscal year 2018.  The failure of the Company to meet the challenges involved in successfully integrating the operations of IGT PLC and IGT or otherwise to realize the anticipated benefits of the Mergers could cause an interruption of the activities of the Company and could seriously harm its results of operations.  In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships, and diversion of management’s attention, and may cause the Company’s stock price to decline.  The difficulties of combining the operations of the companies include, among others:

•                  managing a significantly larger company;

•                  coordinating geographically separate organizations;

•                  the potential diversion of management focus and resources from other strategic opportunities and from operational matters;

•                  retaining existing customers and attracting new customers;

•                  maintaining employee morale and retaining key management and other employees;

•                  integrating two unique business cultures, which may prove to be incompatible;

•                  the possibility of faulty assumptions underlying expectations regarding the integration process;

•                  consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•                  issues in integrating information technology, communications and other systems;

•                  unanticipated changes in applicable laws and regulations;

•                  managing tax costs or inefficiencies associated with integrating the operations of the Company; and

•                  unforeseen expenses or delays associated with the Mergers.

Many of these factors are outside of the Company’s control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially impact the Company’s businesses, financial condition and results of operations.  In addition, even if the operations of IGT PLC and IGT are fully integrated successfully, the Company may not realize the full benefits of the Mergers, including the synergies, cost savings or sales or growth opportunities that the Company expects.  These benefits may not be achieved within the anticipated time frame, or at all.

Restrictive covenants in the Company’s debt instruments may restrict its ability to operate its business, and the Company’s failure to comply with these covenants could materially and adversely affect its financial condition and results of operations.

Any ratings downgrades could lead to enhanced covenant restrictions under the Company’s debt instruments, including in respect of dividend payments and share repurchases.  In addition, future borrowings under circumstances in which the Company’s debt is rated below investment grade may contain further covenant restrictions that impose significant restrictions on the way the Company operates its business, including restrictions on its ability to:

•                  make acquisitions or investments;

•                  make loans or otherwise extend credit to others;

•                  incur indebtedness;

•                  create security;

•                  pay dividends;

•                  sell or lease assets;

•                  merge or consolidate with other companies; and

•                  transact with affiliates.

Certain of the Company’s debt instruments will require it to comply with certain affirmative covenants and certain specified financial covenants and ratios.

These restrictions could affect its ability to operate its business and may limit its ability to react to market conditions or take advantage of potential business opportunities as they arise.  For example, such restrictions could adversely affect the Company’s ability to finance its operations, make strategic acquisitions, investments or alliances, restructure its organization or finance its capital needs.  Additionally, the Company’s ability to comply with these covenants and restrictions may be affected by events beyond its control such as prevailing economic, financial, regulatory and industry conditions.  If it breaches any of these covenants (including financial covenants or ratios) or restrictions, the company could be in default under one or more of its debt instruments, which, if not cured or waived, could result in acceleration of the indebtedness under such agreements and cross defaults under its other debt instruments.  Any such actions could result in the enforcement of its lenders’ security interests and/or force the Company into bankruptcy or liquidation, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s inability to integrate recently acquired businesses or to successfully complete future acquisitions could limit its future growth or otherwise be disruptive to its ongoing business.

From time to time, the Company expects it will pursue acquisitions in support of its strategic goals.  In connection with any such acquisitions, the Company could face significant challenges in managing and integrating its expanded or combined operations, including acquired assets, operations and personnel.  There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that IGT PLC will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions.  The Company’s ability to succeed in implementing its strategy will depend to some degree upon the ability of its management to identify, complete and successfully integrate commercially viable acquisitions.  Acquisition transactions may disrupt the Company’s ongoing business and distract management from other responsibilities.

Future changes to U.S. and foreign tax laws could adversely affect IGT PLC.

IGT PLC believes that, under current law, it is treated as a foreign corporation for U.S. federal tax purposes.  However, changes to the inversion rules in Section 7874 of the Internal Revenue Code or the U.S. Treasury Regulations promulgated thereunder or other guidance from the U.S. Internal Revenue Service (“IRS”) could adversely affect IGT PLC’s status as a foreign corporation for U.S. federal tax purposes or otherwise adversely affect IGT PLC for U.S. federal income tax purposes, and any such changes could have prospective or retroactive application to IGT PLC, its shareholders and affiliates.  In addition, recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, and such legislation, if passed, could have an adverse effect on IGT PLC.  Furthermore, the Department of the Treasury and the IRS provided notice in September 2014 that the agencies intend to issue regulations to reduce the tax benefit of or preclude entirely certain inversion transactions.

Moreover, the U.S. Congress, the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where IGT PLC and its affiliates do business are focusing on issues related to the taxation of multinational corporations.  One example is in the area of “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates.  As a result, the tax laws in the United States and other countries in which IGT PLC and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect IGT PLC and its affiliates.

IGT PLC intends to operate so as to be treated exclusively as a resident of the U.K. for tax purposes, but the relevant tax authorities may treat it as also being a resident of another jurisdiction for tax purposes.

IGT PLC is a company incorporated in the U.K. Current United Kingdom (“U.K.”)  law, the decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that IGT PLC, a group holding company, is likely to be regarded as being a U.K. resident from incorporation and remaining so if, as IGT PLC intends that, (i) all major meetings of its board of directors and most routine meetings are held in the U.K. with a majority of directors present in the U.K. for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting IGT PLC and its subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of the most senior employees of IGT PLC, together with supporting staff, are based in the U.K.; and (v) IGT PLC has permanent staffed office premises in the U.K. sufficient to discharge its functions as a holding company.

Even if IGT PLC is resident of the U.K. for tax purposes, as expected, it would nevertheless not be treated as a resident of the U.K. if (a) it were concurrently resident of another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the U.K. and (b) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction.

Residence of IGT PLC for Italian tax purposes is largely a question of fact based on all relevant circumstances.  A rebuttable presumption of residence in Italy may apply under Article 73(5-bis) of the Italian Consolidated Tax Act, or CTA.  However, IGT PLC intends to set up its management and organizational structure in such a manner that it should be regarded as resident in the U.K. from its incorporation for the purposes of the Italy-U.K. tax treaty.  Because this analysis is highly factual and may depend on future changes in IGT PLC’s management and organizational structure, there can be no assurance regarding the final determination of IGT PLC’s tax residence.  Should IGT PLC be treated as an Italian tax resident, it would be subject to taxation in Italy on its worldwide income and may be required to comply with withholding tax and/or reporting obligations provided under Italian tax law, which could result in additional costs and expenses.

Should Italian withholding taxes be imposed on future dividends or distributions with respect to IGT PLC ordinary shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances.  Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of Italian withholding taxes.

The loyalty voting structure to be implemented in connection with the Mergers may concentrate voting power in a small number of IGT PLC shareholders and such concentration may increase over time.

A relatively large proportion of the voting power of IGT PLC could be concentrated in a relatively small number of shareholders who would have significant influence over us.  As of May 14, 2015, De Agostini S.p.A. and DeA Partecipazioni S.p.A. (collectively, “De Agostini”) had a voting interest in IGT PLC of approximately 52.1%. See “Item 7. Major Shareholders and Related Party Transactions” for additional information.

In addition, IGT PLC shareholders that maintain their ownership of IGT PLC ordinary shares continuously for at least three years will be entitled, upon election, to direct the voting rights in respect of one special voting share per ordinary share held for such period, provided that such shareholders meet the conditions described in “Item 10—B.  Memorandum and Articles of Association—Loyalty Plan” beginning on page 144.  If IGT PLC shareholders maintaining ownership of a significant number of IGT PLC ordinary shares for an uninterrupted period of at least three years elect to receive the right to direct the exercise of the voting rights attaching to special voting shares, it is possible that a relatively large proportion of the voting power of IGT PLC could be further concentrated in a relatively small number of shareholders who would have significant influence over IGT PLC.

The loyalty voting structure may prevent or frustrate attempts by IGT PLC shareholders to change IGT PLC’s management and hinder efforts to acquire a controlling interest in IGT PLC, and the IGT PLC ordinary share price may be lower as a result.

The provisions of the IGT PLC Articles establishing the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of IGT PLC, even if a change of control were considered favorably by shareholders holding a majority of IGT PLC ordinary shares.  As a result of the loyalty voting structure, it is possible that a relatively large proportion of the voting power of IGT PLC could be concentrated in a relatively small number of holders who would have significant influence over IGT PLC.  Such shareholders participating in the loyalty voting structure could reduce the likelihood of change of control transactions that may otherwise benefit holders of IGT PLC ordinary shares.

The loyalty voting structure may also prevent or discourage shareholders’ initiatives aimed at changes in IGT PLC’s management.

Tax consequences of the loyalty voting structure are uncertain.

No statutory, judicial or administrative authority has provided public guidance on how the receipt, ownership, or loss of the entitlement to instruct the nominee appointed by IGT PLC (the “Nominee”), which is currently Computershare Company Nominees Limited, on how to vote in respect of special voting shares and, as a result, the tax consequences are uncertain.

The fair market value of the IGT PLC special voting shares, which may be relevant to the tax consequences, is a factual determination and is not governed by any guidance that directly addresses such a situation.  Because, among other things, (i) the special voting shares are not transferrable (other than in very limited circumstances as provided for in the loyalty voting structure), (ii) on a return of capital of IGT PLC on a winding up or otherwise, the holders of the special voting shares will only be entitled to receive out of IGT PLC assets available for distribution to its shareholders, in aggregate, $1, and (iii) loss of the entitlement to instruct the Nominee on how to vote in respect of special voting shares will occur for nil consideration, IGT PLC believes and intends to take the position that the value of each special voting share is minimal.  However, the relevant tax authorities could assert that the value of the special voting shares as determined by IGT PLC is incorrect.  The tax treatment of the loyalty voting structure is unclear and shareholders are urged to consult their tax advisors as to the tax consequences of receipt, ownership and loss of the entitlement to instruct the Nominee on how to vote in respect of special voting shares.  See “Material United States Federal Income Tax Considerations,” “Material U.K. Tax Considerations” and “Material Italian Tax Considerations” for a further discussion.

The Company is exposed to foreign currency exchange risk.

The Company transacts business in numerous countries around the world and expects that a significant portion of its business will continue to take place in international markets.  IGT PLC will prepare its consolidated financial statements in its functional currency, while the financial statements of each of its subsidiaries will be prepared in the functional currency of that entity.  Accordingly, fluctuations in the exchange rate of the functional currencies of the Company’s foreign currency entities against the functional currency of IGT PLC will impact its results of operations and financial condition.  As such, it is expected that the Company’s revenues and earnings will continue to be exposed to the risks that may arise from fluctuations in foreign currency exchange rates, which could have a material adverse effect on IGT PLC’s business, results of operation or financial condition.

Item 4.                                Information on the Company

A.                                    History and Development of the Company

IGT PLC is incorporated in, and organized as a public limited company under, the laws of England and Wales.  IGT PLC’s principal office is located at 11 Old Jewry, 6th Floor, London EC2R 8DU, United Kingdom, telephone number +44 (0) 203 131 0300.  The Company’s agent for service in the United States is CSC Services Of Nevada, Inc., 2215-B Renaissance Drive, Las Vegas, NV 89119 (telephone number:  +1 518 433 4740) and the company’s registered agent in the U.K. is Elian Corporate Services (UK) Limited (formerly Ogier Corporate Services (UK) Ltd.), whose address is 11 Old Jewry, 6th Floor, London, EC2R 8DU, United Kingdom, and its telephone number is +44 (0) 207 160 5000.

IGT PLC was formed as a business combination shell company on July 11, 2014 under the name “Georgia Worldwide Limited.”  On September 16, 2014, it changed its legal name to “Georgia Worldwide PLC,” and on February 26, 2015, it changed its legal name to “International Game Technology PLC.”  IGT PLC did not conduct any material activities other than those incident to its formation and the matters contemplated by the Merger Agreement, such as the formation of Georgia Worldwide Corporation, the making of certain required securities law filings and the preparation of the proxy statement/prospectus filed in connection with the Mergers.

Acquisition of International Game Technology

The Mergers

IGT PLC is the successor of GTECH, an Italian corporation (società per azioni), and the parent of IGT, a Nevada corporation.

On July 15, 2014, the Company, GTECH, GTECH Corporation (solely with respect to Section 5.02(a) and Article VIII), Sub and IGT signed the Merger Agreement, which was subsequently amended.  On November 4, 2014, the extraordinary general shareholders’ meeting of GTECH approved the Holdco Merger, and on February 10, 2015, the special shareholders’ meeting of International Game Technology approved the Subsidiary Merger.  On April 7, 2015, GTECH merged with and into the Company, and IGT merged with and into Sub, with IGT surviving the Subsidiary Merger, all pursuant to the Merger Agreement.  The objective of the Mergers was to combine GTECH’s and IGT’s businesses.

In connection with the Holdco Merger, GTECH shareholders received one newly issued ordinary share in IGT PLC (having a nominal value of $0.10 each) for each ordinary share held in GTECH (having a nominal value of €1.00 each).  In connection with the Subsidiary Merger, each IGT common share (having a par value of $0.00015625 each) was converted into the right to receive (1) $14.3396 in cash without interest and (2) 0.1819 ordinary shares, nominal value $0.10 per share, of IGT PLC (the “Exchange Ratio”).  The final per share merger consideration payable to IGT shareholders was determined pursuant to the process outlined in the Merger Agreement, which included the calculation of the “Gold Share Trading Price” of $20.2379, wherein an average U.S. dollar converted volume-weighted average price for GTECH shares was calculated from ten trading days selected randomly from a 20-trading day window.  The total share merger consideration payable to IGT shareholders amounted to €3.3 billion ($3.6 billion) and 45 million IGT PLC shares.

In connection with the closing of the Mergers, IGT PLC issued 198,526,804 ordinary shares to GTECH and IGT shareholders on the basis of the established exchange ratios described above.  On April 7, 2015, IGT PLC ordinary shares began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “IGT.”  For information on our share capital, see “Item 10.  Additional Information—B.  Memorandum and Articles of Association.”

Settlement of Cash Exit Rights

Under Italian law, GTECH shareholders who did not approve the Holdco Merger were entitled to exercise cash exit rights (“diritto di recesso”).   On April 2, 2015, the 19,796,852 GTECH shares for which entitled GTECH shareholders exercised cash exit rights in relation to the Holdco Merger were settled at the cash exit price of €19.174 per share.  Holders of the 62,607 GTECH cash exit shares that had been purchased in a pre-emptive offer pursuant to Article 2437-quater of the Italian Civil Code received ordinary shares of IGT PLC on the basis of the Exchange Ratio, and an interim dividend equal to €0.75.  The residual 19,734,245 cash exit shares were purchased by GTECH pursuant to Article 2437-quater, para. 5, of the Italian Civil Code for a total cash consideration of €378.4 million and cancelled in the Holdco Merger, together with the 2,183,503 treasury shares held at that time by GTECH.

Dividend Payment

On January 21, 2015, we declared an interim dividend of €0.75 per share, resulting in an aggregate of €129.6 million, of which €114.7 million was paid.

Other Transactions

On March 25, 2014, GTECH acquired from UniCredit S.p.A. (“UniCredit”), through the exercise of a call option, the entire 12.5% interest held by UniCredit in SW Holding S.p.A. (“SW”) for cash consideration of €72.2 million.  In 2010, through its investment in SW, UniCredit had made an indirect equity investment in Lotterie Nazionali S.r.l. (“LN”), a majority-owned GTECH subsidiary that holds an instant ticket concession license in Italy.  GTECH’s direct and indirect ownership in LN has increased from 51.5% to 64% as a result of the buyout of UniCredit’s interest.  Following the completion of this buyout, on December 1, 2014, and effective from December 3, 2014, SW was merged with and into GTECH.

In April 2014, GTECH’s subsidiary Big Easy S.r.l.  (“Big Easy”), a machine operator company, signed a contract with Gioco Better S.r.l.  to acquire gaming halls where AWPs and VLTs managed and operated by Lottomatica Videolot Rete S.p.A. (“Videolot”), GTECH’s wholly owned subsidiary, are installed.

In May 2014, GTECH completed the acquisition of the share capital of Probability plc, a U.K.-based, AIM-listed mobile gaming solutions company.

In June 2014, Siderbet S.r.l merged into Lottomatica Scommesse S.r.l.

In July 2014, GTECH’s subsidiary, LIS S.p.A. executed an ongoing business concern transfer agreement whereby it transferred its sports and events ticketing business (“LisTicket”) to the international operator TicketOne, CTS Eventim Group.  Under the agreement, LIS S.p.A. retains its role as service provider.

In July 2014, Videolot, through its wholly owned subsidiary Optima Gaming Service S.r.l.  (“Optima”), acquired, as part of a project known as “downstream integration,” a 36-month lease of Royal S.r.l.’s going concern to operate as a retail operator in the Italian gaming machines market; the lease agreement includes a call option to purchase the going concern from Royal.

On November 26, 2014, effective from December 1, 2014, Totobit Informatica Software e Sistemi S.p.A. (“Totobit”), a wholly owned subsidiary of LIS S.p.A. whose sole activity consists of selling mobile top-ups and stamp duties at bars and newspaper shops, was merged with and into LIS S.p.A.

On December 17, 2014, GTECH transferred to its wholly owned Italian subsidiary, Lottomatica Holding S.r.l., its entire holdings in Lottomatica Italia Servizi S.p.A. (100%), Sed Multitel S.r.l.  (100%), and Lottomatica Scommesse S.r.l.  (100%), by way of in-kind contributions, as well as Lotterie Nazionali S.r.l.  (64%) and Lottomatica Videolot Rete S.p.A. (100%), by way of sale and purchase agreements, effective December 31, 2014.  The capital increases of Lottomatica Holding S.r.l.  serving the in-kind contributions and the stock purchases consideration amounted to €908 million and €1,442 million, respectively.

Effective April 1, 2015, GTECH contributed in-kind its ongoing business related to the Lotto concession to its wholly owned subsidiary Lottomatica S.p.A., by way of increasing Lottomatica S.p.A.’s capital by €378 million.  Thereafter, effective April 3, 2015, GTECH contributed in-kind its wholly owned subsidiary Lottomatica S.p.A. to its wholly owned subsidiary Lottomatica Holding S.r.l.  by increasing Lottomatica Holding S.r.l.’s capital by €811 million.

In April 2015, Invest Games S.A., a wholly owned subsidiary of IGT PLC organized under the laws of the Grand Duchy of Luxembourg, was converted to Invest Games S.á.r.l, a private limited liability company (“Invest Games”).  IGT then purchased all of the shares of Invest Games by way of an intercompany loan agreement and promissory note.

Other than as described above, including in relation to the Mergers (see “—Acquisition of International Game Technology”), there have not been any public takeover offers by third parties in respect of IGT PLC’s shares or by IGT PLC in respect of other companies’ shares which have occurred during the last current financial years.

Capital Expenditures

Capital expenditures are defined as investments for the period in systems, equipment and other assets related to contracts, property, plant and equipment, intangible assets and investments in associates as shown in our cash flow statement.  For a description, including the amount invested, of the Company’s principal capital expenditures and divestitures (including interests in other companies) for the years ended December 31, 2014, 2013 and 2012, see “Item 5—B.  Liquidity and Capital Resources—Capital Expenditures.”  The tables below sets forth a breakdown of total capital expenditures for the three months ended on March 31, 2015:

	For the Three Months Ended March 31, 2015
(€ thousands)	Systems, equipment and other assets related to contracts	Property, plant and equipment	Intangible Assets	Investments in Associates
Operating Segments
Americas	34,249	71	—	—
Italy	9,451	—	2,901	—
International	14,512	4	—	—
	58,212	75	2,901	—

Products and Services	484	845	1,536	—
Corporate	91	598	—	—
	58,787	1,518	4,437	—

Americas segment

Investments in systems, equipment and other assets related to contracts of €34.2 million principally for systems and equipment in Mexico, Tennessee, Missouri, New Jersey, Pennsylvania and Texas.

Italy segment

Investments in systems, equipment and other assets related to contracts of €9.5 million principally relate to spending to expand systems in machine gaming, sports betting and lotto.  Investments in intangible assets of €2.9 million principally relate to software and concessions and licenses.

International segment

Investments in systems, equipment and other assets related to contracts of €14.5 million principally for systems and equipment in Greece, the Czech Republic and China.

B.                                   Business Overview

The following description refers to the business and operations of GTECH S.p.A., as predecessor to IGT PLC, for the financial years ended December 31, 2014, 2013 and 2012.  All references to IGT PLC in this section refer to GTECH as a standalone group, except where the context otherwise requires.

IGT PLC operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting and interactive gaming.  IGT PLC also provides high-volume processing of commercial transactions.  IGT PLC’s state-of-the-art information technology platforms and software enable distribution through land-based systems, Internet and mobile devices.  IGT PLC provides business-to-consumer (“B2C”) and business-to-business (“B2B”) products and services to customers in approximately 100 countries worldwide on six continents and had 8,811 employees as of December 31, 2014.

IGT PLC is organized into three global geographic regions—Italy, Americas and International—and each operating segment is supported by a central products and services organization.  Each of these segments offers lottery, machine gaming, sports betting, commercial services and interactive gaming.

Revenues for IGT PLC by segment for the years ended December 31, 2014, 2013 and 2012 were as follows:

	Year Ended December 31,
(€ thousands)	2014	2013	2012
Italy	1,745,180	1,737,090	1,815,931
Americas	988,703	994,085	872,429
International	335,222	331,117	386,969
Purchase Accounting(1)	548	542	356
Total Revenues	3,069,653	3,062,834	3,075,685

(1)         Purchase accounting represents the amortization of certain intangible assets in connection with acquired companies.

Products and Services

Lottery

IGT PLC operates or acts in a growing number of jurisdictions as the provider of lottery management services and is responsible for the day-to-day operations of the lottery and its core functions.  In this respect, IGT PLC leverages its years of experience accumulated from being the sole concessionaire for the Italian Lotto game, the world’s largest lottery, which includes management of all of the activities along the lottery value chain and operation of both online lotteries and games and off-line lotteries.  IGT PLC also operates an exclusive concession for instant lotteries in Italy, where instant tickets are available for sale at approximately 67,000 points of sale.

IGT PLC supplies a unique set of solutions to more than 100 customers worldwide, including 38 of the 45 U.S. state lotteries.  IGT PLC designs, sells and operates a complete suite of lottery-enabled point-of-sale terminals that are electronically linked with a centralized transaction processing system that reconciles lottery funds between the retailer, where a transaction is enabled, and the lottery authority.  Among those solutions, IGT PLC provides and operates highly secure, online lottery transaction processing systems which are capable of processing over 500,000 transactions per minute.  IGT PLC provides more than 400,000 point-of-sale devices to lottery customers and lotteries that IGT PLC operates.

IGT PLC is also a major instant ticket game supplier.  As an end-to-end provider of instant tickets and related services, IGT PLC specializes in the fast delivery of high-quality instant ticket games and provides printing services, instant ticket marketing plans and graphic design, programming, production, packaging, shipping and delivery services.

IGT PLC has developed and continues to develop new lottery games, licenses new game brands from third parties and installs a range of new lottery distribution devices, all of which are designed to maintain a strong level of same store sales growth for IGT PLC customers.  In connection with its delivery of lottery services, IGT PLC actively advises its customers on growth strategies.

IGT PLC also provides marketing services, in particular retail optimization and branding.  IGT PLC employs marketing and sales staff who are directly responsible for developing and helping execute marketing programs that grow sales of lottery games.

IGT PLC also works closely with lottery customers and retailers to help retailers sell lottery games more effectively.  These programs include product merchandising and display recommendations, selection of appropriate lottery product mix for each location, and account reviews to plan lottery sales growth strategy.

For the years ended December 31, 2014, 2013 and 2012, IGT PLC generated lottery revenues of €1.751 billion,€1.696 billion and €1.693 billion, or approximately 57.0%, 55.4% and 55.0% of total revenues, respectively.

Lottery Contracts

IGT PLC’s lottery services are provided through concession or operator contracts, lottery management services contracts, facilities management contracts, and product sales contracts.

Concession or Operator Contracts; Lottery Management Services Contracts.  A portion of IGT PLC’s revenues, primarily from its Italy segment, is derived from operating contracts.  Under operating contracts, IGT PLC manages all the activities along the lottery value chain, including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the games.  The service revenues IGT PLC earns in return for operating these concessions are based on a percentage of wagers.  For certain concessions this percentage decreases as the total wagers increase during an annual period, while for others the fee is fixed based on the percentage of wagers.

Facilities Management Contracts.  IGT PLC’s facilities management contracts typically require IGT PLC to construct, install and operate the lottery system for an initial term, which is typically five to ten years.  IGT PLC’s facilities management contracts usually contain options permitting the lottery authority to extend the contract under the same terms and conditions, or similar or predetermined terms and conditions, for additional periods, generally ranging from one to five years.  IGT PLC’s customers also occasionally renegotiate extensions on different terms and conditions.

IGT PLC’s revenues under facilities management contracts are generally service fees which are paid to IGT PLC directly from the lottery authority based on a percentage of such lottery’s gross online and instant ticket sales.  The level of lottery ticket sales within a given jurisdiction is determined by many factors, including population density, the types of games played and the games’ design, the number of terminals, the size and frequency of prizes, the nature of the lottery’s marketing efforts and the length of time the online lottery system has been in operation.

Under a number of IGT PLC’s facilities management contracts, in addition to constructing, installing and operating the lottery systems, IGT PLC provides a wide range of support services and equipment for the lottery’s instant ticket games, such as marketing, distribution and automation of validation, inventory and accounting systems, for which IGT PLC receives fees based upon a percentage of the sales of the instant ticket games.  In limited instances, IGT PLC provides instant tickets and online lottery systems and services under the same facilities management contract.

Product Sales Contracts.  Under product sales contracts, IGT PLC constructs, sells, delivers and installs turnkey lottery systems or lottery equipment and licenses the software for a fixed price, and the lottery authority subsequently operates the lottery system or equipment.  IGT PLC also sells additional terminals and central computers to expand existing systems and/or replace existing equipment under product sales contracts and will also provide ancillary maintenance and support services related to the systems, equipment sold and software licensed.

Machine Gaming

IGT PLC designs, develops, manufactures and provides top performing cabinets, games, systems and software to customers in legal gaming markets throughout the world under fixed fee, participation and product sales contracts.  IGT PLC provides video lottery terminals (“VLTs”), VLT central systems and VLT games to government customers in North America and Europe and provides VLTs and games to operators in the United States.  IGT PLC also provides video and traditional mechanical reel slot machines and casino systems to casino operators in Europe, Asia and the Americas and to Native American casinos in the United States.  In addition, IGT PLC provides amusement with prize (“AWP”) machines and games to licensed operators in Europe.

IGT PLC’s machine gaming terminals and systems serve customers on five continents, with IGT PLC holding more than 400 gaming licenses, including from the Nevada Gaming Commission.

IGT PLC is a platinum member of the Gaming Standards Association™ and supports open industry standards such as Game to System® (G2S®) and System to System® (S2S®) protocols.

For the years ended December 31, 2014, 2013 and 2012, IGT PLC generated machine gaming revenues of €837.1 million, €902.2 million and €913.4 million, or approximately 27.3%, 29.4% and 29.7% of total revenues, respectively.

VLT and Central Systems

IGT PLC offers VLTs and a complete end-to-end solution comprised of the INTELLIGEN™ central system, gaming terminals, the sensys EP™ development platform, and content created using IGT PLC’s proprietary game development process.  IGT PLC also provides a dedicated client service team to each of its VLT and VLT systems customers.

Commercial Casino, Cabinets, Games and Systems

IGT PLC’s growth continues to be strong in the North American commercial casino segment with the True 3D™ cabinet.  Recurring revenue products, including games under the PopCap® license (Plants vs.  Zombies™ Gargantuar, Plants vs.  Zombies™ Backyard Showdown, Zuma™, and Bejeweled®) and DEAL OR NO DEAL™ licensed brands have contributed to IGT PLC’s recent growth in the casino market.

IGT PLC also offers a comprehensive range of GALAXIS™ system modules for all areas of casino management, JP2go™, a standalone, turnkey jackpot system developed to boost machine play, and SYSTEM2go™, an all-inclusive, packaged slot system with accounting, remote monitoring, a jackpot system and advanced cashless and player tracking features.

The Italian AWP market, also known as Comma 6a, is the largest AWP market in Europe with approximately 400,000 machines in more than 80,000 bar and arcade gaming locations.  Since IGT PLC entered the Italian AWP market in 2010, it has become the leading content provider.

Sports Betting

IGT PLC operates an expansive land-based betting network in Italy through its “Better” and “Totosi” brands.  IGT PLC also offers a sports betting platform comprised of a core engine and associated support modules which serves leading lotteries and commercial operators around the world.  IGT PLC offers trading services, fully managed partnerships, or “software only” technical solutions to create a complete one-stop solution or to integrate new functionality to existing operations.  IGT PLC’s modular approach enables IGT PLC to fit the components to the customers’ architectures and create a unique product.  IGT PLC also provides secure retail betting solutions, point-of-sale display systems, call center facilities, Internet betting technology, and fixed odds or pool betting options.  Through sports betting point-of-sale locations, IGT PLC also offers directly to customers betting on sporting events, motor sports and non-sporting events such as those involving entertainment, music, culture and current affairs.

For the years ended December 31, 2014, 2013 and 2012, IGT PLC generated sports betting revenues of €195.5 million, €170.5 million and €152.3 million, or approximately 6.4%, 5.6% and 5.0% of total revenues, respectively.

Trading Services

IGT PLC provides “trading services,” including odds-making and risk management services, which allow IGT PLC’s customers to better manage their betting business profitably and balance wager liabilities on fixed-odds betting by coordinating the wagers received among its customers through IGT PLC’s business-to-business platform.

Using IGT PLC’s centralized trading service infrastructure, assisted by IGT PLC’s own advanced mathematical models and derivative engines, and supported by integration to the industry’s most prominent feed services, IGT PLC’s trading department offers a full suite of betting products, both pre-live and in-running.  IGT PLC’s trading department is capable of offering more than 70,000 pre-live events and more than 30,000 in-running events annually.  IGT PLC’s trading department can customize the offer and odds according to a customer’s needs and market positioning.

IGT PLC can take full responsibility for the trading operations, and also provide one-off or ongoing support to an existing trading team, depending on customers’ requirements and preferences.  If required, IGT PLC is able to provide guaranteed payout levels.  This unique feature allows IGT PLC to position its service so that customers can run a risk-free operation.

Content Management and Marketing Support

IGT PLC’s content team provides sports-related website content, such as banners, live score consoles, specialized coupons and promotions, news, and articles, which optimizes the look and feel of a betting offering in order to maximize impact.  IGT PLC leverages its global experiences and merges that experience with local market needs to create solutions that are fully tailored to the operator.

Commercial Services

IGT PLC develops innovative technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery.  Such commercial services include high-volume transaction processing of commercial transactions such as prepaid cellular telephone recharges, prepaid mobile data, prepaid electricity and other utility bill payments, credit card transactions, social security contributions and payments and prepaid cards.  In addition, IGT PLC provides collection services and processing and network services on behalf of third parties, and issues electronic money through immediate conversion of funds received, as well as other related activities.

IGT PLC is the leading provider of commercial services in Italy and the leading provider of electronic bill payment services in Poland.  GTECH offers four types of prepaid cards, two of which are co-branded with Paypal and Pokerstars.  Additionally, in Latin America and the Caribbean, through its brands Sencillito in Chile and VIA in Colombia and Trinidad & Tobago, IGT PLC offers a range of bill payment and eRecharge services (electronic vouchers and electronic top-ups).  Independent of its VIA and Sencillito brands, IGT PLC offers eRecharge services in eight other Caribbean countries.

For the years ended December 31, 2014 and December 31, 2013, IGT PLC generated Commercial Service revenues of €182.0 million and €189.3 million, or approximately 5.9% and 6.2% of total revenues, in both periods, respectively.

Interactive Gaming

Interactive gaming (or iGaming) enables game play via the Internet for real money or for fun.  Interactive games include poker, casino games, bingo, iLottery, sports betting, horseracing and skill-based games.

IGT PLC offers comprehensive solutions for the interactive gaming market, providing a full suite of award winning products and services for Internet gaming.  IGT PLC designs, manufactures, and distributes Internet poker, bingo, table games, slots, iLottery and Gaming Management Systems (“GMSs”).  All of IGT PLC’s Internet games are customizable.  Additionally, IGT PLC provides player services, including marketing, portal, player acquisition, Customer Relationship Management (CRM), VIP, player support, payment solutions, fraud and collusion protection, responsible gaming, game management, migration, and trading services.  IGT PLC holds more than 24 interactive gaming licenses worldwide.  IGT PLC also acts as a mobile casino operator through its subsidiary, Probability plc.

IGT PLC’s diverse interactive customer base in iGaming includes Lottomatica (Italy), Veikkaus (Finland), LNB (Belgium), Polla de Chilena (Chile), and Szerencsejáték (SRZT, Hungary), the Illinois Lottery and the Georgia Lottery.

For the years ended December 31, 2014 and December 31, 2013, IGT PLC generated interactive gaming revenues of €103.4 million and €104.0 million, or approximately 3.4% and 3.4% of total revenues, respectively.

Interactive Products

Poker.  IGT PLC’s poker product is the industry’s first fully compliant Mac poker product, making it 100% compatible with all leading platforms and devices.  Offering a player-friendly interface and sophisticated graphics, IGT PLC’s poker product is scalable and flexible, and tailored to the specific needs of customers and their player base.  The platform is modern and able to address the changing dynamics of online poker.

Online Casino.  IGT PLC’s online casino products include a wide selection of table and slot games with single, multiplayer and tournament play.  IGT PLC casino content includes branded titles and select third party content.  Available in download, instant, or mobile formats and as play-for-fun or real-money solutions, casino games are available anytime, anywhere, and on any device.

Bingo.  IGT PLC’s bingo solution includes a social and interactive Bingo Live offering, available in four countries and in four languages, with the content adjusted to suit specific regions.  IGT PLC Bingo is flexible and scalable to meet regulatory requirements and all levels of certification and testing, and is offered as play-for-fun or a real-money solution across multiple channels and currencies.

iLottery.  IGT PLC’s complete suite of iLottery solutions, services, and professional expertise allows lotteries to fully engage their players on any interactive channel in regulated markets.  Existing lottery game portfolios are extended to the interactive channel to provide a spectrum of engaging content.

IGT PLC offers a vast library of mobile content available on any device.  IGT PLC’s mobile portfolio includes poker, casino, bingo, lottery, and sports betting, all with user intuitive touch controls, bonus features and HD graphics.

Systems

iGaming.  IGT PLC’s iGaming systems cover every vertical from a 360-degree view of the player, web design and an engine to accelerate more game content to customers’ websites.

IGT PLC’s iGaming systems offering includes:

•                  Player Account Management, the master of player profiles and player accounts, which pulls all player, reward, and financial activity together in one place and provides a one-stop integrated CRM system that allows for advanced marketing and analytical capabilities.

•                  GMS Light, which is the integration layer of the IGT PLC Player Account Management system and includes game integration and network layers.  GMS Light integrates with third party player account management systems, third party game engines, and regulatory systems.

Remote Games Server.  IGT PLC also offers a Remote Games Server, which is a fast gateway to extensive content.  For customers operating their own or third party systems, IGT PLC is able to provide a simple plug-and-play approach to all of IGT PLC’s and IGT PLC’s premium suppliers’ content.

IGT PLC OnePay.  IGT PLC OnePay is natively integrated within IGT PLC Player Account Management.  It is a highly reliable and secure payment system that allows for a wide range of different payment methods across continents.

IGT PLC Governance.  IGT PLC Governance is a dynamic web application framework providing cross-cutting functionalities such as authentication and authorization.  Within this framework, the user interfaces for customer service, management workflows, module administration and third party integrations are uniformly managed.

Services

IGT PLC offers a complete range of services to support iGaming customers.  IGT PLC services are aimed at helping lower the cost of player acquisition and increasing lifetime player value.  IGT PLC’s player service centers are located worldwide to serve players 24 hours a day, 365 days a year.

IGT PLC Marketing Intelligence Services manages the player lifecycle to maximize player yield while ensuring the player is entertained and plays responsibly.

Results by Business Activity

Revenues for IGT PLC by business activity for the years ended December 31, 2014, 2013 and 2012 were as follows:

(€ thousands)	2014	2013	2012
Lottery	1,751,097	1,696,283	1,692,956
Machine Gaming	837,051	902,223	913,393
Sports Betting	195,488	170,529	152,276
Commercial Services	182,047	189,252	193,743
Interactive Gaming	103,422	104,005	122,961
Purchase Accounting(1)	548	542	356
Total Revenues	3,069,653	3,062,834	3,075,685

(1)         Purchase accounting represents the amortization of certain intangible assets in connection with acquired companies.

Business Segments

Italy

The Italy segment operates and provides a full range of business-to-customer (“B2C”) gaming products including all five product lines of IGT PLC:  Lottery, Machine Gaming, Sports Betting, Commercial Services and Interactive Gaming.  For the years ended December 31, 2014 2013 and 2012, the Italy segment generated revenues of €1.7 billion, €1.7 billion and €1.8 billion, respectively.

In this segment, IGT PLC holds the following main concessions:

•                  An exclusive concession for the activation and operation of the network for the Lotto game, which expires in June 2016.  The indicated expiration date is subject to a dispute with the ADM, the governmental authority responsible for regulating and supervising gaming in Italy, as described in “Item 3—D.  Risk Factors—A significant portion of IGT PLC’s total consolidated revenues is derived from government concessions in Italy including the Lotto and instant lottery concessions” beginning on page 4.

•                  An exclusive concession for the operation of the National Lotteries for instant lotteries from October 1, 2010 to September 30, 2019, held by Lotterie Nazionali s.r.l., a 64%-owned subsidiary of IGT PLC.

•                  A non-exclusive concession held by Videolot, a direct wholly owned subsidiary of IGT PLC, for the activation and operation of the network for the telematic operation of legalized gaming machines, including AWP and up to 11,261 VLT machines, which commenced in March 2013 and will expire in March 2022.

•                  Non-exclusive, non-renewable concessions held by Lottomatica Scommesse (which is a direct wholly owned subsidiary of IGT PLC), including:

•                  for (1) the activation and operation of the network for sports gaming, toto (pari-mutuel) betting and sports betting, operated through physical and interactive channels, and (2) the operation of skill games through interactive channels.  This concession commenced in March 2007 and expires in June 2016;

•                  for the activation and operation of horse gaming, toto betting and horse betting, operated through physical and interactive channels.  This concession commenced in March 2007 and will expire in June 2016;

•                  for the activation and operation of horse gaming, toto betting and horse betting.  This concession commenced in August 2009 and expires in June 2016;

•                  for the activation and operation of the network for sports and horse gaming, toto betting, sports and horse betting and virtual betting.  This concession commenced in July 2013 and expires in June 2016; and

•                  for the activation and operation of the network for sports and horse gaming, toto betting, sports and horse betting and skill games, operated through interactive channels.  This concession commenced in October 2011 and expires in October 2020.

Lottery

Since 1993, IGT PLC has been the sole concessionaire for the Italian Lotto game.  IGT PLC has gained substantial experience in managing all the activities along the lottery value chain, such as collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotion, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials including play slips, tickets and receipts, and marketing and point-of-sale materials for the game.

In Italy, IGT PLC also operates online lotteries, which are conducted through computerized systems in which lottery terminals are connected to a central computer system, such as Lotto, instant ticket lotteries and traditional lotteries, which are games involving pre-printed paper tickets.

Online Lottery

Lotto is a traditional game that was played off-line for centuries and that originated roughly 500 years ago in Genoa, Italy.  Lotto is now an online lottery in which players select and bet on a draw of up to five numbers, or combinations thereof.  In June 2009, ADM introduced the new form of Lotto game called “10 and Lotto,” in which players bet on the draw of ten numbers out of twenty drawn in a basket from 1 to 90.  This new form is run through the Lotto network.  In September 2010, ADM authorized a new form of “10 and Lotto” where drawings are held every five minutes and players can bet from one to ten numbers out of 20 drawn.

For the Lotto Concession, IGT PLC receives from ADM a fee equal to a percentage of ticket sales, which decreases as the total wagers increase during an annual period.  Under the Italian budget law for 2015, the fee received by the concessionaire from ADM will be equal to 6% of wagers (the annual average fee rates we received from ADM was approximately 6.42% and 6.43% for the years ended December 31, 2014 and 2013, respectively).

Upon termination of the Lotto Concession, IGT PLC is required to transfer, free of charge, to ADM upon its request, ownership of the entire automated systems which relate to the operation of the Lotto game.  A similar requirement exists with respect to the termination of the other concessions.

Instant and Traditional Lotteries

In October 2003, the Ministry of Economy and Finance granted to Consorzio Lotterie Nazionali, a consortium 63%-owned by IGT PLC, the exclusive concession to operate instant and traditional lotteries, which prior to that time had been operated by ADM.  The remaining ownership of the consortium was held by Scientific Games International, Inc.  (“Scientific Games”) (20%), Arianna 2001 S.p.A. (“Arianna”) (15%) and others.  The concession expired in September 2010.

In August 2010, Lotterie Nazionali, a company that was 64%-owned by IGT PLC, executed the new instant lottery concession with ADM, which commenced in October 2010 and will expire in September 2019.  The remaining ownership of Lotterie Nazionali is held by Scientific Games Luxembourg (20%), Arianna (15%) and others.  Instant lotteries are available at approximately 67,000 points of sale (of which approximately 33,000 are also Lotto points of sale).

For the new concession, the fee has been established as 3.9% of annual total wagers.

Machine Gaming

IGT PLC operates in the machine gaming concession in Italy through Videolot and through Videolot’s subsidiaries Big Easy and Optima, as gaming machines operator and retailer, respectively.  As of December 31, 2014, Videolot operates 68,824 AWP machines and 11,141 VLT machines on its networks.

Sports Betting

Sports events (including basketball, soccer, cycling, downhill skiing, cross country skiing, tennis, sailing and volleyball), motor sports (car and motorcycle racing), and non-sports events connected with the world of entertainment, music, culture, and current affairs of primary national and international importance are the subjects of legal betting in Italy.

The betting can be:

•                  pari-mutuel—where the total pool of wagers placed, minus a specified percentage, is divided among the winning players according to a formula set by ADM.  A winner will be paid an amount equal to his or her share of the prize pool; or

•                  fixed odds—where the payout amount is agreed upon in advance between the player and the bookmaker.  In the case of a win, the bookmaker pays an amount equal to the bet multiplied by the odds fixed at the moment of the bet.  The maximum prize for a ticket cannot exceed €10,000.

As of December 31, 2014, IGT PLC’s business in Italy had 299 sports betting point-of-sale locations, of which 296 were operational and 1,224 corner points of sale, of which 1,188 were operational during the year ended December 31, 2014.  IGT PLC has also been granted rights by ADM to operate horse betting at 549 corner points of sale, of which 355 were operational during the year 2014.

Commercial Services

Leveraging its distribution network and secure transaction processing experience, IGT PLC offers high-volume transaction processing of commercial transactions such as prepaid cellular telephone recharges.  IGT PLC also provides collection and payment services in Italy for the payment of utility bills, local fines and duties and also collects payments due on behalf of creditors and offers money transfer services as well as top-ups for digital terrestrial TV cards, payment of car road taxes, fidelity card services and stamp duty services.

IGT PLC has been providing commercial, payment and processing services in Italy since 1998.  IGT PLC’s commercial services network comprises about 70,000 points of sale divided among tobacconists, bars, petrol stations, newspaper stands and motorway restaurants.

Interactive Gaming

IGT PLC provides all of the Internet games currently authorized in the Italian market, including skill games such as poker and other board and soft games; bingo; casino games such as roulette and blackjack and reel games; live dealer roulette, blackjack, baccarat, and poker; horse and sports betting (fixed odds); pool games, such as a local game based on soccer events (pari-mutuel); virtual betting on events such as car, motorcycle, horse, and dog races and tennis or soccer matches; lottery including Lotto and “10 and Lotto” and Superenalotto with “Win for Life,” “Eurojackpot”; and instant lottery (iGratta e Vinci on Line).

Americas

The Americas segment offers all five of the IGT PLC product lines.  The Americas segment generated revenues of €988.7 million, €994.1 million and €872.4 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Lottery

In the majority of jurisdictions in this segment, lottery authorities generally award contracts through a competitive bidding process.  After the expiration of the initial or extended contract term, a lottery authority generally may either seek to negotiate further extensions or commence a new competitive bidding process.  From time to time, there are challenges or other proceedings relating to the awarding of the lottery contracts.

Online Lottery

IGT PLC has contracts for the installation and operation of lottery systems in 42 jurisdictions in the Americas, including contracts in 23 United States jurisdictions, 6 jurisdictions throughout the Caribbean and Latin America, and 2 in South America, where IGT PLC provides online lottery systems and a wide range of services and products to help operate governmental lotteries.  These contracts expire between 2015 and 2029.  In addition, in each jurisdiction where IGT PLC has contracts listed below under the heading “—Lottery—Management Services Contracts,” IGT PLC also provides for the installation and operation of lottery systems as part of the management contracts or under separate facilities management contracts.

The table below sets forth the lottery authorities and customers with which IGT PLC had facilities management contracts (“FMC”) for the installation and operation of lottery systems as of December 31, 2014, and as to which IGT PLC is the sole supplier of central computers and terminals and material services in the Americas, as well as product sale contracts (“PSC”) under which customers have, since January 2012, purchased (or have agreed to purchase) from IGT PLC new online systems, software and/or terminals and equipment in connection with the expansion or replacement of existing lottery systems. For FMCs, the table also sets forth information regarding the term of each contract and, as of December 31, 2014, the approximate number of terminals installed in each jurisdiction.  The table below does not include FMCs in jurisdictions where IGT PLC also has contracts listed below under the heading “—Lottery Management Services Contracts.”

Jurisdiction	FMC or PSC	Approximate Number of Lottery Terminals Installed(1)	Date of Commencement of Current Contract*	Date of Expiration of Current Contract Term	Current Extension Options**
United States:
Arizona	FMC	2,900	November 2005	August 2016	—
California	FMC	21,600	October 2003	October 2019	(2)
Colorado	FMC	3,000	January 2014	September 2020	—
Florida	FMC	13,550	January 2005	September 2015	—
Georgia	FMC	9,400	September 2003	September 2018	—
Illinois(3)	FMC	8,200	July 2011	June 2021	4 one-year
Kansas	FMC	1,900	July 2008	June 2018	—
Kentucky	FMC	3,300	July 2011	July 2021	5 one-year
Massachusetts	PSC
Michigan	FMC	11,000	January 2009	January 2017	4 one-year
Minnesota	FMC	3,200	June 2002	February 2016(4)	—
Missouri	FMC	4,900	December 2004	June 2015(5)	5 one-year on mutual agreement
Nebraska	FMC	1,250	December 2010	June 2017	4 one-year
New York	FMC	19,000	September 2009	August 2017	Up to 3 years
North Carolina	FMC	6,950	January 2006	March 2017	—
Oregon(6)	FMC	3,450	October 2007	November 2020	—
Pennsylvania—Scientific Games International, Inc.	PSC
Rhode Island	FMC	1,200	July 2003	June 2023	—
South Dakota	FMC	600	August 2009	August 2019	—
Tennessee	FMC	5,000	April 2015	June 2022	Up to 7 years
Texas	FMC	18,450	September 2011	August 2020	3 two-year
Virginia	FMC	5,350	June 2006	October 2017	—
Washington	FMC	3,750	July 2006	June 2016(7)	—
West Virginia	FMC	1,500	June 2009	June 2016	—
Wisconsin	FMC	3,750	November 2003	June 2015	—
Canada:
Atlantic Lottery Corporation	PSC
Ontario Lottery and Gaming Corporation	PSC
Caribbean and Latin America:
Argentina
—Boldt Gaming S.A.(Buenos Aires Lottery/IPLC)(8)	PSC	4,573	November 1999	September 2016	—
—Slot Machines S.A. (San Luis Province/Agencia Financiera de Loterías, Casinos y Juegos de Azar)	FMC	310	April 2012	October 2021	Extension options at sole discretion of Agencia
Chile—Polla Chilena de Beneficencia		2,500	September 2008	August 2016	Up to 24 months
Dominican Republic—Loto Real Del Cibao, C.X.A.	FMC	1,247	August 2008	August 2015(9)	—
Jamaica—Supreme Ventures Limited	FMC	1,100	November 2000	January 2026	—
Mexico—Pronosticos Para La Asistencia Publica	FMC	9,161	September 2005	September 2015(10)	—
Paraguay—Entretenimientos Generales, S.A.	PSC	300	April 2014	April 2019

*                 Reflects the date upon which the contract became effective.

**          Reflects extensions available to the lottery authority under the same terms as the current contract.  Lottery authorities occasionally negotiate extensions on different terms and conditions.

(1)        Total does not include instant ticket validation terminals or instant ticket vending machines.

(2)         At the end of the final extension option period, the contract will remain in effect under the same terms and conditions until either party provides at least two years’ notice of termination.

(3)         The lottery services management contract (the “Illinois Contract”) between Northstar Lottery Group, LLC (“Northstar”), a consortium in which IGT PLC indirectly holds an 80% controlling interest, was terminated pursuant to a termination agreement, dated December 9, 2014, between Northstar and the Illinois Department of Lottery.  Northstar will continue to provide lottery management services in Illinois for a transitional period, as outlined in the termination agreement.  IGT PLC will retain its separate facility management contract through June 30, 2021.  Over one month after its execution by the Governor of the State of Illinois, the Illinois Attorney General notified the State of Illinois that it “disapproves” of the “proposed” termination agreement.  Relying on the Attorney General’s “disapproval,” the Governor’s Office informed Northstar that it believed the termination agreement was invalid and unenforceable, and therefore, the Illinois Contract remained in effect.  Both Northstar and IGT PLC believe that the termination agreement is valid and binding on the parties.

(4)         In April 2015, IGT PLC entered into a contract with the Minnesota State Lottery to provide new lottery technology, an intellectual property-communications network, multimedia displays, self-service products, and ongoing support services.  The new contract is for a term of seven and a half (7½) years, with an option to renew for an additional three (3) years, and will commence upon the expiration of the current contract.

(5)         In November 2014, IGT PLC was awarded a new contract by the Missouri Lottery, which will commence upon the expiration of the current contract.  The new contract is for a term of seven years, with an option to renew for an additional three-year term in the Missouri Lottery’s sole discretion.

(6)         In November 2010, IGT PLC entered into a separate contract with the Oregon State Lottery Commission for the provision of a hosted player loyalty program, marketing and gaming management system services.  In February 2013, IGT PLC and the Oregon State Lottery Commission entered into an Amended and Restated Application Service Provider contract which amended and restated the November 2010 agreement.  The services to be provided under this contract include a contractor-hosted player database, player web portal, “second-chance” lottery game and promotional drawing functionality and player communication services.  The agreement is for a five-year term, and may be extended by the parties’ written agreement for an additional three years.

(7)         In October 2014, GTECH was awarded a new 10-year contract by the Washington’s Lottery.  The proposed contract is expected to commence on July 1, 2016 and includes the opportunity for an extension of ten years.

(8)        Under this contractual arrangement, Boldt, as operator for the lottery authorities, purchased the lottery system and related software license from IGT PLC at the commencement of the contract.  Boldt received a three-year extension to operate the ILPC lottery in September 2013 and in turn ILPC renewed IGT PLC’s software license and support agreement for three years.

(9)         In August 2014, IGT PLC and Loto Real mutually agreed to terminate the Master Agreement between the parties, and on the same date executed a Transition Agreement, pursuant to which IGT PLC agreed to continue to operate and maintain the lottery system that IGT PLC provided to Loto Real under the Master Agreement for a period of nine months.

(10)  In December 2014, IGT PLC signed a six-year full-service contract to provide an integrated draw-based instant ticket system, lottery terminals, a communications network, as well as additional lottery products and ongoing services to Pronósticos para la Asistencia Pública, the online lottery operator in Mexico. The contract is expected to commence in September 2015.

Lottery Management Services Contracts

IGT PLC is the lottery management services provider in three U.S. jurisdictions—Illinois, Indiana, and New Jersey.  In each jurisdiction, IGT PLC manages the day-to-day operations of the lottery and its core functions, subject to lottery oversight.  In Illinois and New Jersey, IGT PLC provides lottery management services as part of a joint venture or consortium, respectively, and in Indiana, through a wholly owned subsidiary.  As compensation for its lottery management services in each state, IGT PLC receives an annual incentive compensation fee to the extent the net income earned by the relevant state department of lottery in a given fiscal year exceeds such state’s minimum guaranteed net income levels for such fiscal year, as provided under each relevant contract.  The incentive compensation is subject to an annual cap of 5% of lottery net income in the case of New Jersey and was subject to an annual cap of 5% of lottery net income in Illinois up until the date the Illinois Contract (as defined below) was executed.  In the case of Indiana, the annual cap is 5% of minimum guaranteed net income levels.  In the event the actual net income of the lottery is less than the guaranteed net income in a contract year, IGT PLC is required to pay the lottery for such shortfall.  Such shortfall payments are capped at 5% in Indiana and Illinois and 2% in New Jersey.

U.S. State Lottery Operations.  IGT PLC provides lottery management services in Illinois through Northstar Lottery Group, LLC (“Northstar”), a consortium in which IGT PLC indirectly holds an 80% controlling interest.  Northstar manages the day-to-day operations and core functions of the Illinois lottery, subject to the oversight of the Illinois Department of Lottery (the “State of Illinois”).  IGT PLC provides certain hardware, equipment, software and support services to Northstar.  On December 9, 2014, the State of Illinois and Northstar entered into an agreement to terminate their relationship under the lottery management services contract (the “Illinois Contract”) between them.  Under the termination agreement, the State of Illinois will pay a termination for convenience fee and disentanglement services fees to Northstar for a 12-month period.  Disentanglement services constitute all services that Northstar currently provides to the State of Illinois under the Illinois Contract and Northstar will continue providing those services until the earlier of (1) a transition of Northstar’s responsibilities to the State of Illinois or to another private manager, or (2) 12 months from the termination notice date, unless otherwise extended by the State of Illinois, which may extend the provision of disentanglement services under the termination agreement for up to three six-month periods.  As part of the termination agreement, the State of Illinois and Northstar have agreed to cease a dispute resolution process intended to adjudicate all outstanding litigation and other disputes between the parties.

IGT PLC will retain its separate facilities management agreement through June 30, 2021.  The parties have agreed that Northstar will assign the IGT PLC facilities management agreement to another private manager, or to the State of Illinois, if another private manager is not selected.  The agreement may be extended for up to four additional one-year terms, to June 30, 2025, at the discretion of the new manager with the approval of the State of Illinois, if required.  If the State of Illinois selects another private manager, the private manager has the option of issuing a competitive procurement for services provided by IGT PLC under the facilities management agreement after June 30, 2018, subject to certain conditions.

Over one month after its execution by the Governor of the State of Illinois, the Illinois Attorney General notified the State of Illinois that it “disapproves” of the “proposed” termination agreement.  Relying on the Attorney General’s “disapproval,” the Governor’s Office informed Northstar that it believed the termination agreement was invalid and unenforceable, and therefore, the Illinois Contract remained in effect.  Both Northstar and IGT PLC believe that the termination agreement is valid and binding on the parties.

In Indiana, IGT PLC manages the day-to-day operations and core functions of the Hoosier Lottery through GTECH Indiana, LLC (“GTECH Indiana”), a wholly owned subsidiary, which has a 15-year agreement with the Hoosier Lottery expiring on June 30, 2028, subject to early termination provisions.  The Hoosier Lottery has control over all significant business decisions with respect to the management of the lottery.

In New Jersey, IGT PLC manages the day-to-day operations and core functions of the New Jersey lottery through Northstar New Jersey Lottery Group, LLC (“Northstar New Jersey”), a consolidated joint venture comprised of GTECH Corporation, Scientific Games New Jersey, a subsidiary of Scientific Games International, Inc., and OSI LTT NJ Grantor Trust, an affiliated entity of Ontario Municipal Employees Retirement System in which IGT PLC indirectly holds an approximate 41% interest.  IGT PLC also provides certain hardware, equipment, software and support services and certain instant ticket goods and services.  Northstar New Jersey is party to a lottery management agreement with the State of New Jersey Department of the Treasury, Division of Purchase and Property and Division of Lottery which expires on June 30, 2029, subject to early termination provisions.

The table below sets forth the lottery authorities with which IGT PLC had operator contracts or lottery management services contracts as of December 31, 2014 for the day-to-day operation of core lottery functions, and management of lottery systems, and as to which IGT PLC is the supplier of central computers and terminals and material services.  The table also sets forth information regarding the term of each contract and, as of December 31, 2014, the approximate number of terminals installed in each jurisdiction.

Jurisdiction	Approximate Number of Lottery Terminals Installed(1)		Date of Commencement of Current Contract*	Date of Expiration of Current Contract	Current Extension Options**
United States:
Illinois	8,200		July 2011	January 2016(2)	Option to extend for up to three six-month periods
Indiana	4,500	(3)	October 2012	June 2028	Ten one-year
New Jersey	7,100		June 2013	June 2029	—
Caribbean and Latin America:
Colombia
ETESA/ COLJUEGOS(4)	6,000		April 2012	April 2017	—
Grupo Empresarial En Linea, S.A.	3,800		September 2011	April 2017	—
Costa Rica
Junta de Protección Social	1,200		June 2013	June 2019	Automatic renewals for two-year periods up to a total of ten years unless the Junta gives notice of non-renewal
Trinidad & Tobago—National Lotteries Control Board	800		December 1993	March 2021	Automatic extension for one three-year period
Anguilla—LILHCo	10		May 2007	May 2017	—
Antigua/Barbuda—LILHCo	55		September 1996	September 2016	—
Barbados—LILHCo	232		June 2005	June 2023	—
Bermuda—LILHCo	2		—	—	Automatic annual renewal
St. Kitts/Nevis—LILHCo	53		October 2013	October 2016	Three years
St. Maarten—LILHCo	44		September 2007	September 2017	One ten-year(5)
U.S. Virgin Islands—LILHCo	87		December 2001	December 2016	One five-year

*                 Reflects the date upon which the contract became effective.

**          Reflects extensions available to the lottery authority under the same terms as the current contract.  Lottery authorities occasionally negotiate extensions on different terms and conditions.

(1)         Total does not include instant ticket validation terminals or instant ticket vending machines.

(2)         Reflects revised period under termination agreement between Northstar and the State of Illinois dated December 9, 2014.

(3)         In addition to the installation of its own lottery terminals, IGT PLC has contracted with Scientific Games International, Inc.  for the provision of the hardware of Scientific Games’ WAVE™ lottery terminals.

(4)         Equipment will vest in ETESA or its successor at the end of the contract term.

(5)         The extension option for this contract may be exercised on mutual agreement of the parties.

Instant and Traditional Lotteries

IGT PLC provides Self-Service Terminals (“SSTs”), including instant ticket vending machines (“ITVMs”) and other self-service devices pursuant to existing facilities management contracts mentioned above, separate SST facilities management contracts, and through product sales contracts in 27 United States jurisdictions.  These contracts expire between 2015 and 2017.

The table below sets forth the lottery authorities with which IGT PLC has facilities management contracts for the provision of SSTs.  This table also provides (except where noted) information respecting the number of SSTs that are currently in service under various SST product sales contracts.  Finally, the table below sets forth information regarding the term of each FMC, as well as the approximate number of SSTs installed in each FMC jurisdiction, as of December 31, 2014.

Jurisdiction	FMC or PSC	Approximate Number of SSTs in Service	Date of Commencement of Current FMC Contract*	Date of Expiration of Current FMC Contract Term	Current Extension Options**
Arizona	FMC	840	February 2009	January 2016	five one-year
California	(1)	6,800	—	—	—
Colorado	(1)	2,050	—	—	—
Connecticut	(2)	200	July 2010	September 2015	two one-year
Florida	(1)	2,050	—	—	—
Georgia	(1)	1,250	—	—	—
Illinois	(1)	3,300	—	—	—
Indiana	PSC(3)	1,000	—	—	—
Kentucky	(1)	800	—	—	—
Maine	(4)	210	September 2004	June 2015	—
Maryland	PSC	850	—	—	—
Massachusetts	PSC	2,600	—	—	—
Michigan	(1)	2,300	—	—	—
Minnesota	(1)	400	—	—	—
Missouri	FMC	1,350	March 2007	June 2015	(5)
New Jersey	(1)	1,600	—	—	—
New York	(1)	4,900	—	—	—
North Carolina	(1)	1,150	—	—	—
Oregon	PSC	400	—	—	—
Pennsylvania	PSC	4,500	—	—	—
Rhode Island	(1)	250	—	—	—
South Dakota	(1)	50	—	—	—
Tennessee	(1)	500	—	—	—
Texas	(1)	2,400	—	—	—
Virginia	(5)	2,000	June 2004	October 2017	—
Washington	(1)	1,650	—	—	—
West Virginia	(1)	250	—	—	—
Wisconsin	(1)	500	—	—	—

*                 Reflects the date upon which the contract became effective.

**          Reflects extensions available to the lottery authority under the same terms as the current contract.  Lottery authorities occasionally negotiate extensions on different terms and conditions.

(1)         Represents SSTs installed under an online lottery facilities management contract.  See the facilities management contracts table above for additional information.

(2)         IGT PLC’s contract with the Connecticut Lottery Corporation is not a traditional facilities management contract, but rather is a lease agreement for a monthly fee in which IGT PLC provides related services.

(3)         In May 2012, IGT PLC entered into an agreement with the State Lottery Commission of Indiana for the provision of ITVM maintenance services.  As a result of the execution of the Integrated Services Agreement between the Hoosier Lottery and GTECH Indiana, the maintenance agreement was assigned to GTECH Indiana, with GTECH Corporation retaining all responsibilities under the agreement.  The agreement will continue through June 30, 2028.

(4)         IGT PLC’s contract with the Maine Department of Administrative & Financial Services, Bureau of Alcoholic Beverages & Lottery Operations is not a traditional facilities management contract, but rather is a lease agreement for a monthly fee in which IGT PLC provides related services.

(5)         The Virginia Lottery has contracted with Scientific Games International, Inc.  (successor in interest to Oberthur Gaming Technologies Corporation), pursuant to which contract IGT PLC has subcontracted to provide SSTs and management of warehousing and distribution of instant tickets.  Additionally, SSTs have been provided by IGT PLC under an FMC.  See the facilities management contracts table above for additional information.

Instant Ticket Printing and Production Services

IGT PLC is a major technologically advanced instant game supplier and has a total production capacity of more than 11 billion instant tickets annually.  As an end-to-end provider of instant tickets and related services, IGT PLC specializes in the fast delivery of high-quality instant ticket games.  In addition to printing, IGT PLC provides its customers with instant ticket marketing plans, graphic design, programming, production, packaging, shipping and delivery services.  Instant tickets are sold at numerous types of retail outlets but most successfully in grocery and convenience stores.

Government-sponsored lotteries grant printing contracts on both an exclusive and non-exclusive basis where there is typically one primary vendor and one or more secondary vendors.  A primary contract permits the vendor to supply the majority of the lottery’s ticket printing needs and includes the complete production process from concept development through production and shipment.  It also typically includes marketing and research support.  A primary printing contract can also include any or all of the following services:  warehousing, distribution, telemarketing, and sales/field support.  A secondary printing contract includes providing backup printing services and alternate product sources.  It may or may not include a guarantee of a minimum or maximum number of games.  Instant ticket contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis and generally range from two to five years with extension opportunities.

As of December 31, 2014, IGT PLC had contracts to provide instant ticket printing and production services to 37 customers throughout the Americas, including 29 U.S. jurisdictions, one in Canada, one in Mexico, five in the Caribbean and Central America, and one in South America.

Machine Gaming

IGT PLC has agreements with casino customers to provide gaming machines, including fixed fee and participation contracts, and contracts in which customers have purchased (or have agreed to purchase) products.  As of December 31, 2014, IGT PLC had contracts with 717 casino customers in the Americas segment, including 249 in Latin America and 468 in North America.

The Americas has long-term government-sponsored contracts in eight jurisdictions in the United States, five jurisdictions in Canada, and one in South America to provide VLTs and/or systems on a fixed fee or participation basis (percentage of sales or net win).  These contracts, listed in the table below, expire between 2014 and 2023.

The table below lists jurisdictions in which IGT PLC has agreements with government-sponsored customers to provide gaming machines and/or video central systems as of December 31, 2014, including fixed fee and participation contracts, and contracts in which customers have purchased (or have agreed to purchase) products since January 2012.  The table also provides information regarding the term of certain contracts and, as of December 31, 2014, the approximate number of gaming machines installed in each jurisdiction.

Jurisdiction	Nature of Contract	Approximate Number of Gaming Machines	Date of Commencement of Current Contract	Date of Expiration of Current Contract	Current Extension Options**
United States:
Delaware	Gaming Machines—Participation	223	May 2014	October 2018	three two-year
Kansas	Central System—Participation	—	November 2008	December 2019	Upon mutual agreement
Louisiana	Central System—Product Sale	—	December 2005	December 2015	—
Maryland	Gaming Machines—Product Sale	2,194	April 2010	May 2020	one five-year
	Central System—Fixed Fee	—	January 2010	September 2020	one five-year
New York	Gaming Machines—Participation	1,391	May 2003	December 2017	—
Oregon	Gaming Machines—Product Sale	2,485	—	—	—

Jurisdiction	Nature of Contract	Approximate Number of Gaming Machines	Date of Commencement of Current Contract	Date of Expiration of Current Contract	Current Extension Options**
	Gaming Machines—Product Sale #2	1,500	October 2013	February 2020	—
	Central System—Fixed Fee	—	November 1995	September 2015	—
	Central System replacement—Fixed Fee	—	January 2013	(1)	Upon mutual agreement
Pennsylvania	Central System—Participation	—	September 2011	(2)	—
Rhode Island	Gaming Machines—Participation	2,782	July 2003	July 2023	—
	Central System—Participation	—	July 2003	July 2023	—
Canada:
Alberta Gaming & Liquor Commission	Central System—Product Sale	—	June 2011	June 2016	five one-year
	Gaming Machines—Product Sale	2,087	November 2011	November 2018	—
Atlantic Lottery Corporation	Gaming Machines—Product Sale	1,700	May 2012	November 2019	—
	Gaming Machines—Product Sale #2	950 —	January 2014	January 2021	—
	Central System—Product Services(4)	—	October 2012	(3)	seven one-year
Manitoba Lotteries Corporation	Gaming Machines—Product Sale	2,057	July 2012	July 2019	—
	Central System—Product Sale	—	July 2012	June 2018	seven one-year
Quebec (Société des lotteries video du Québec)	Gaming Machines—Product Sale	4,986	August 2010	August 2015	one period of three years and one period of two years
	Central System—Product Sale	—	July 2010	July 2015	(5)
Saskatchewan Liquor and Gaming Authority	Central System—Product Sale	—	August 2012	November 2020	(6)
	Gaming Machines—Product Sale	1,400	November 2012	November 2017	—
	Central System—Services(5)
South America:
Argentina	Central System—Participation	—	March 2010	September 2023	one two-year

*                 Reflects the dates upon which the contract became effective.

**          Reflects extensions available to the customer under the same terms as the current contract.  Customers occasionally negotiate extensions on different terms and conditions.

(1)         In January 2013, GTECH USA, LLC signed a contract to lease to the Oregon Lottery its Intelligen™ video lottery gaming system, to replace the video lottery central computer system leased to the Oregon Lottery in November 1995.  The term of the new lease is for seven years after rollout, and may be extended on mutual agreement of the parties.

(2)         IGT PLC was awarded a new contract by the Commonwealth of Pennsylvania (the “Commonwealth”) to supply a new central control computer system and related services, which is anticipated to be deployed in June 2015.  In order to secure the uninterrupted and statutorily mandated provision of a central control computer system and related services until such time, the Commonwealth and IGT PLC have extended the existing contract on a month-to-month basis.

(3)         The initial term of the central system contract is seven years after final acceptance, following which the customer may extend the term for up to seven additional one-year periods.  Acceptance occurred in April 2014.

(4)         Represents video central system maintenance agreements.

(5)        Following the initial expiration period in July 2015, the customer has the option to extend so that the initial term expires on the fifth anniversary of the date of commencement of operation of the central system.  The customer has further options to extend for two additional periods, one for three years and the second for two years.

(6)         The initial term of the central system contract is seven years after final acceptance, which occurred in November 2013, and is then automatically extended for successive one-year periods unless the customer elects not to renew.

Sports Betting

IGT PLC is the technology provider in retail and interactive channels for sports betting in Chile and Mexico.

In Mexico, IGT PLC provides four pool-based games and managed services and risk and event management for a daily fixed-odds game.  The pool-based games and fixed-odds game are available at retail locations.

In Chile, IGT PLC provides two pool-based games.  In addition, IGT PLC provides managed services and risk and event management for a daily fixed-odds game.  Both the pool-based games and daily fixed-odds game can be played at retail locations and over the Internet.

Commercial Services

IGT PLC is an established provider of financial services, bill payment and access to eRecharge products (electronic vouchers and electronic top-up services) in major markets across Latin America and the Caribbean.  IGT PLC operates in Chile through its Sencillito brand and in Colombia and Trinidad & Tobago through its VIA brand.

Independent of its VIA and Sencillito brands, IGT PLC offers eRecharge products and processes millions of transactions annually in eight other Caribbean countries, including the United States Virgin Islands, Jamaica, Antigua and Barbados.

Interactive Gaming

IGT PLC offers a variety of interactive game products, including poker, casino, bingo, iLottery, and mobile systems. In the United States, IGT PLC is the leading iLottery provider, introducing iKeno in Georgia, and iLottery and the mobile app in Illinois.

In December 2010, IGT PLC and Societé des Lotteries du Québec (Loto-Québec) launched the first regulated online poker network in North America, with British Columbia Lottery Corporation (“BCLC”) joining in 2011.

In June 2014, IGT PLC announced that it entered into an agreement for a four-year term with two two-year extension options, with Loto-Québec and BCLC to provide interactive bingo software, games and related services to these Canadian lotteries through June 2018.  The contract represents North America’s first government-regulated interactive bingo network.

International Segment

The International segment offers all five IGT PLC product lines:  lottery, machine gaming, sports betting, commercial services and interactive gaming.  The International segment generated revenues of €335.2 million, €331.1 million and €387.0 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Lottery

Online Lottery

IGT PLC has contracts for the installation and operation of lottery systems in eleven jurisdictions in the International segment.  These contracts expire between 2015 and 2023.

The table below sets forth the lottery authorities and customers with which IGT PLC had FMCs as of December 31, 2014 for the installation and operation of lottery systems, and as to which IGT PLC is the sole supplier of central computers and terminals and material services in the International segment, as well as PSCs under which customers have, since January 2012, purchased (or have agreed to purchase) from IGT PLC new online systems, software and/or terminals and equipment in connection with the expansion or replacement of existing lottery systems. For FMCs, the table also sets forth information regarding the term of each contract and, as of December 31, 2014, the approximate number of terminals installed in each jurisdiction.

Jurisdiction	FMC or PSC	Approximate Number of Lottery Terminals Installed(1)	Date of Commencement of Current Contract*	Date of Expiration of Current Contract Term	Current Extension Options**
Belgium—Loterie Nationale de Belgique	PSC
China
—Beijing Welfare Lottery	FMC	2,800	January 2012	December 2020	Automatic two one-year terms unless a party gives at least 180 days’ notice before the end of initial or extension term
—Shenzhen Welfare Lottery	FMC	2,053	July 2010	April 2021	Automatic two eighteen-month terms unless a party gives at least 180 days’ notice before the end of the initial or extension term
Czech Republic—SAZKA a.s. (f/k/a Czech Republic—SAZKA sázková kancelář a.s.)	FMC	7,000	November 2011	December 2022	—
Denmark—Danske Spil A/S	PSC
Finland—Veikkaus Oy	PSC
France—La Française des Jeux	PSC
Germany
—Lotterietreuhandgesellschaft mbH Thüringen	PSC
—Sächsische Lotto GmbH	PSC
—Westdeutsche Lotterie GmbH	PSC
Ireland—An Post Nat’l Lottery Company	FMC	3,700	June 2002	June 2015	—
Israel—Mifal Hapayis	PSC
Lithuania—UAB Lotelita	PSC
Luxembourg—Loterie Nationale	FMC	420	March 2013	March 2021	five one-year terms
Madagascar—Reel Mada SA, Damalot Technical Services LTD and Gamlot Technologies LTD	PSC
Malaysia—Pan Malaysian Pools	PSC
Mauritius—Lottotech Ltd.	PSC
New Zealand—Lotto New Zealand	PSC
Nigeria—Secure Electronic Technology plc.	FMC	3,500(2)	November 2008	December 2016(2)	ten years
Poland—Totalizator Sportowy	FMC	14,400	December 2011	November 2018	three one-year or three years
Portugal—Santa Casa de Misericordia de Lisboa	PSC
Singapore—Singapore Pools (Pte) Ltd.	PSC
Slovak Republic—TIPOS, National Lottery Company, a.s.	FMC	2,600	March 1996	December 2018	—
Spain
—Organizacion Nacional de Ciegos Españoles (ONCE)(3)	FMC/ PSC	6,874	May 2010	December 2020	five years and subsequently for biannual periods unless either party elects to terminate with prior notice of two years
—UTE Logista IGT PLC, Law 18/1982, No. 1	PSC
—Ibermatica S.A.	PSC

Jurisdiction	FMC or PSC	Approximate Number of Lottery Terminals Installed(1)	Date of Commencement of Current Contract*	Date of Expiration of Current Contract Term	Current Extension Options**
Switzerland
—Loterie de la Suisse Romande	PSC
—Swisslos Interkantonale Landeslotterie	PSC
Turkey—Turkish National Lottery(4)	FMC	5,000	February 1996	November 2015(4)	(4)
Ukraine—Ukraine National Lottery	PSC
United Kingdom—The National Lottery(5)	FMC	47,000	February 2009	January 2023	—

*                 Reflects the date upon which the contract became effective.

**          Reflects extensions available to the lottery authority under the same terms as the current contract.  Lottery authorities occasionally negotiate extensions on different terms and conditions.

(1)         Total does not include instant ticket validation terminals or instant ticket vending machines.

(2)         The terminals in use in this contract are not IGT PLC terminals, but are Secure Electronic Technology plc’s (SET) handheld terminals.  IGT PLC’s contract expires on the date of expiry of SET’s license, which is in December 2016 with an option to extend for 10 years.

(3)        In October 2009, GTECH Global Lottery S.L., jointly with its Spanish partner Logista SA, created a UTE (Temporary Union of Companies) called UTE Logista GTECH, Law 18/1982, No.  1.  In October 2009, the UTE signed an agreement with ONCE to create a complementary channel of non-blind ONCE retailers, which was launched in May 2010.  This agreement was amended by the parties on December 18, 2013 to revise the business model in order to improve the results and ensure the project’s viability, thereby limiting the purpose of the agreement to the provision of certain logistics and technological services.

(4)         The term of the contract with the Turkey lottery authority renews for successive one-year extension terms unless either party gives timely notice of non-renewal.  In addition, the Turkey lottery authority has the option to assume responsibility for the provision of certain lottery services at any time after the second anniversary of system start-up.

(5)         Operated by Camelot U.K. Lotteries Limited on a facilities management basis.  The approximate number of lottery terminals installed includes 6,000 Compact Lottery Terminals which are capable of selling online lottery tickets, but currently only sell instant tickets.

Instant and Traditional Lotteries

In addition to the above facilities management contracts, IGT PLC has PSCs for the provision of SSTs, including ITVMs and other self-service devices in eight jurisdictions in the International segment.

The table below sets forth the lottery authorities with which IGT PLC’s International segment has PSCs for the provision of SSTs as of December 31, 2014.  This table also provides (except where noted) information reflecting the number of SSTs that are currently in service under various PSCs.  Finally, the table below sets forth information regarding the term of each service agreement related to the PSC, as well as the approximate number of SSTs installed in each jurisdiction, as of December 31, 2014.

Jurisdiction	Approximate Number of SSTs In Service		Date of Commencement of Current Service Agreement*	Date of Expiration of Current Service Agreement Term	Current Extension Options**
Belgium	19		—	—	—
France	1,075		October 2005	November 2022(2)	—
Hungary	16	(3)			—
Iceland	25		—	—	—
Luxembourg(1)	130
Poland(1)	300		—	—	—
Singapore—Singapore Pools	48		—	—	—
Switzerland	205		—	—	—

*                 Reflects the date upon which the contract became effective.

**          Reflects extensions available to the lottery authority under the same terms as the current contract.  Lottery authorities occasionally negotiate extensions on different terms and conditions.

(1)         Represents SSTs installed under an online lottery facilities management contract.  See facilities management contracts table above for additional information.

(2)         IGT PLC currently has two ITVM maintenance services agreements, covering two different SST products.   The first contract, which was entered into in October 2005, expires in October 2015.  The second, entered into in March 2012, expires in November 2022.

(3)         In December 2013, GTECH entered into a Standalone ITVM Purchase and Supply Agreement with Szerencsejáték Zártkörűn Működő Részvénytársaság in Hungary for the sale of ten Gemini Compact ITVMs and six Instant to Go® ITVMs.

Instant Ticket Printing and Production Services

As of December 31, 2014, IGT PLC’s International segment had contracts with 14 customers including eleven in Europe, two in Africa and one in Australia to provide instant ticket printing and production services.

Machine Gaming

Commercial Casino

IGT PLC’s International segment has agreements with casino and other machine operators to provide gaming machines to licensed operations.  The most common business models are direct sale, fixed fee or participation contracts.  In addition to gaming machines, IGT PLC also generates revenues by providing content-sale only, game conversion upgrades, spare parts and machine merchandise.  As of December 31, 2014, IGT PLC had contracts with approximately 475 casino and machine customers in Europe, Africa, Russia and Asia, and has gained a steady and strong presence across most gaming floors in this region.

In addition to providing machines, IGT PLC also has become a supplier in the industry for online accounting solutions for land-based operations with over 200 customers in Europe, Africa and Asia.

Government-Sponsored Gaming

The International segment has long-term government-sponsored contracts in two jurisdictions to provide VLTs and/or systems on a fixed fee or participation basis (percentage of sales or net win).  These contracts, listed in the table below, expire between 2016 and 2023.

The table below lists jurisdictions in which IGT PLC has agreements with government-sponsored customers to provide gaming machines and/or video central systems as of December 31, 2014.

Jurisdiction	Nature of Contract	Approximate Number of Gaming Machines	Date of Commencement of Current Contract*	Date of Expiration of Current Contract	Current Extension Options**
Sweden (AB Svenska Spel)	Gaming Machine and Central System Product Sales	5,900	May 2007	June 2016	two two-year
	Central System Product Sale	—	May 2003	—	—
Switzerland (Loterie de la Suisse Romande)	Gaming Machine and Central System Product Sales	750	July 2010	December 2023	—

*                 Reflects the dates upon which the contract became effective.

**          Reflects extensions available to the customer under the same terms as the current contract.  Customers occasionally negotiate extensions on different terms and conditions.

In July 2014, IGT PLC was selected to provide its INTELLIGEN system to Greek lottery operator OPAP to provide OPAP’s VLT Central Information System to monitor and control up to 35,000 VLTs in OPAP’s planned new network.  IGT PLC is expected to connect its INTELLIGEN Central Information System to OPAP and concessionaire VLTs beginning in the first half of 2015, following system certification by the Hellenic Gaming Commission.

Sports Betting

IGT PLC provides betting technology to lotteries and commercial operators in regulated markets.  World Lottery Association customers of IGT PLC include OPAP, Lottery National Belgium (LNB) and Marca, the Spanish national daily sports newspaper owned by Unidad Editorial in Spain, and Szerencsejáték Zrt (National Lottery in Hungary).

Commercial Services

Leveraging its distribution network and secure transaction processing experience, IGT PLC offers high-volume transaction processing of commercial transactions, including prepaid cellular telephone recharges, collection and payment services for the payment of utility bills, and money transfer services, as well as ticketing for sporting and musical events.  Additionally, IGT PLC provides a processing and network service on behalf of third parties, without collecting amounts due.

The following table depicts jurisdictions where the International segment currently has agreements to provide commercial services, as of December 31, 2014, and the approximate number of points of sale in operation under the respective agreements.

In addition to certain commercial services relative to its contract with the Polish lottery, IGT PLC also provides commercial service products in Poland through its BillBird subsidiary with approximately 18,000 POS terminals and electronic cash registers, processing more than 4 million transactions per month.  BillBird is the leading provider of electronic bill payment services in Poland.  BillBird also provides mobile prepaid and money transfer services.

Interactive Gaming

IGT PLC offers a variety of interactive gaming products within the International segment, including poker, casino, bingo and mobile systems.

World Lottery Association members Svenska Spel in Sweden and Norsk Tipping in Norway are among IGT PLC’s interactive bingo platform and services customers.  Svenska Spel, the State Lottery of Sweden, has been operating their Interactive Poker using IGT PLC platforms since 2006.

The State Lottery of Finland, Veikkaus Oy, has been a customer of IGT PLC since 1989.  In 2010, Veikkaus awarded a contract to IGT PLC to supply its interactive bingo platform.

In April 2009, IGT PLC announced that it entered into an agreement with Societé de Loterie Romande (LoRo) to provide interactive games (draw games, instant games, sports and horse riding) and related services (monitoring and operations of the system).

IGT PLC also entered into an agreement with Lottery National Belgium (LNB) in April 2009 to provide interactive games (draw games, instant games and sports betting) and related services (monitoring and operations of the system).

In June 2013, the Spanish interactive gaming market became regulated and IGT PLC acquired ten customers offering casino table games, the Spanish Poker Network and the Spanish Bingo Network.

IGT PLC also provides its casino content to an array of commercial operators, including bet365, Gala Bingo, Ladbrokes, Rank Group and William Hill.

Product Development

IGT PLC devotes substantial resources on research and development, incurring €84.1 million, €77.6 million and €72.2 million of related expenses during the years ended December 31, 2014, 2013 and 2012, respectively.

Intellectual Property

Trademarks

IGT PLC owns registered trademarks in the United States, Canada, Italy and the rest of Europe, as well as other countries and uses other marks that may not yet have been registered.

Software Development

IGT PLC has developed certain software for use in the management of a range of lottery, betting, and gaming functions and products, including leveraging integration with other software components.  The intellectual property of the software is managed according to concession requirements.  Software developed by IGT PLC is used:

(1)                     in the central system for the centralized management of (a) functions connected to the services provided by IGT PLC through the points of sale of Lotto, of the lotteries, machine gaming and betting, and to other commercial services not connected to games, such as telephonic top-up services or utilities payment services, (b) functions connected to the services provided through websites for online gaming and (c) back-office functions for the centralized management of data relating to the points of sale and machine gaming, for the connection of the central system with terminals located at the points of sale, for IGT PLC’s online payments, for trouble ticketing of the terminals, for management of the points of sale, for updating of the terminals through the network, for updating of content for machine gaming, for management of the network and data exchange and for management of the data archive of IGT PLC; and

(2)                     in the terminals for the management of Lotto, of the lotteries, machine gaming, betting and online payments, for the provision of gaming and non-gaming content, as well as in the integration with other devices such as mobile phones.

Historically, IGT PLC generally has sought to obtain patents on its products on a limited scale, but also relied heavily on trade secret protection, believing that its technical “know-how” and the creative skills of its personnel would be of substantially more importance to its success than the benefit which patent protection ordinarily would afford.  As IGT PLC continues to advance the development of new technological solutions and expand its presence in other market segments, it has begun to pursue comprehensive intellectual property protection, including patents where appropriate, for these solutions.  IGT PLC is currently pursuing protection of some of its newest advances in technology and gaming.  IGT PLC has obtained patent protection in certain of its key business methods in the areas of infrastructure systems, terminal improvements and creative game design.  Many of IGT PLC’s products bear recognizable brand names that it either owns or has the right to use pursuant to license agreements.  IGT PLC owns trademark registrations in the United States and in foreign countries and uses other marks that have not been registered.  IGT PLC also licenses certain trademarks from third parties such as Who Wants to be a Millionaire™, Caesars™, Harrah’s™, The Three Stooges™, World Series of Poker™, Rio™, Sons of Anarchy™, Plants v.  Zombies™, Bejeweled™, Zuma™ and Billboard™.

Market

In most countries, the gaming market is heavily regulated.  Each country governs the gaming sector, from a regulatory and administrative point of view, with its own solutions.  Lotteries and other gaming activities are typically regulated by a specialized governing body.  The organizational model varies from country to country, although, more frequently, the operation of games is conducted by one or more dedicated public or private entities. In certain countries, the operation of games is conducted by several operators.  In the United States, there is a lottery authority or a commission for gaming activities in each state.

On a worldwide basis, the supply of gaming products is varied and can be broken down by game lines, such as gaming (casino, VLT and other games), lotteries (online, instant and traditional lotteries) and betting.  The development of these game lines among different countries is highly diversified.  This is attributable, in particular, to macroeconomic factors, but also to player preferences and local legislation.

Lotteries

Lotteries are operated by state and governmental bodies and their licensees in over 200 jurisdictions worldwide.  Governments have authorized lotteries primarily as a means of generating non-tax revenues.  Global lottery sales were equal to approximately U.S. $284.3 billion in 2014 (source:  La Fleur’s 2015 World Lottery Almanac).

Italian Gaming Market

IGT PLC is a market leader in the Republic of Italy in the overall regulated gaming industry.  Based on ADM’s 2014 statistics, the Italian B2C gaming market is valued at €84.5 billion in wagers.

The Italian B2C gaming market is highly regulated.  Games are operated by privately owned companies based on concessions awarded by the Government and its regulatory body, ADM.  In 2014, 20.4% of wagers were generated by the lotteries segment, compared to 55.6% by machine gaming, while 23.9% of wagers came from all the other games, including sports betting, horse betting, and a number of interactive games, including poker and casino games, and bingo.

U.S. Gaming Market

In the United States, lottery revenues are frequently designated for particular purposes, such as education, economic development, conservation, transportation and aid to the elderly.  Many states have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source of funding for these programs.

According to La Fleur’s 2015 World Lottery Almanac (containing data for the fiscal year 2014), approximately 50% to 65% of sales of instant and online lottery tickets in the United States is returned to the public in the form of prizes.  The remaining amount is generally used to fund the operations of the lottery, including the cost of advertising, sales commissions to point-of-sale retailers and service fees to vendors such as IGT PLC.

According to La Fleur’s 2015 World Lottery Almanac, U.S. lotteries’ consolidated revenues (including traditional sales as well as non-traditional products such as table games and VLTs) totaled $70.1 billion.  In recent years, as the United States lottery industry has matured, the rate of lottery sales growth has moderated and certain of IGT PLC’s customers have from time to time experienced a downward trend in sales.

There are currently 44 states, plus the District of Columbia, that authorize the operation of online lotteries in the United States.  Implementation of lotteries in other jurisdictions will depend upon successful completion of legislative, regulatory and administrative processes.

Machine Gaming Market

The North America machine gaming B2B market accounted for $4.0 billion in 2014, showing a clear recovery trend since 2010, with a compound annual growth rate (“CAGR”) of 2.5% from 2010-2014, after a steep decline from 2008-2010, with a CAGR for that period equal to -9%.

The machine gaming market comprises different product segments:

•                  “slot machines” with two different revenue models:

•                  sold for a set price (“equipment sales” or “product sales”) representing units replaced every year or new installations (approximately 134,000 machines shipped in 2014 globally); and

•                  leased for a fixed daily fee or in participation (“recurring revenue” or “gaming operations”), with 328,000 machines installed in 2014 globally; and

•                  “slot systems” represented by central systems that manage a set of slot machines positioned on the floor.

Slot machines form a substantial portion of the total machine gaming market (86% of total market in 2014).  The equipment sales component decreased in 2010 to approximately 45% of total slot machine revenues (due to operators financial difficulties during the economic crisis), but have since recovered to approximately 33% in line with historical levels.

From a geographical perspective, while the international business weight has significantly increased over time, North America still accounts for the majority of the overall market.

Casino game content plays an increasingly important role in the interactive B2B and social casino B2C segments which continue to be driven by monetization of content libraries and intellectual property across distribution platforms. (All figures included in this section were obtained from Eilers Research, Gaming Suppliers KPIs,4Q2014.)

Interactive Gaming Market

The global interactive gaming market includes casino (slots and table games), poker, bingo, sports betting, horseracing, skill-based games and lotteries.  The 2014 global market is estimated by H2 Gambling Capital at €32.5 billion in GGY and consists of operators and suppliers participating in the regulated and unregulated markets, which H2 Gambling Capital estimates at €13.1 billion and €19.4 billion, respectively.

According to H2 Gambling Capital, the global interactive gaming market grew at a CAGR of approximately 9% between 2008 and 2014, which was primarily driven by improved broadband penetration and capacity, increased mobile penetration, and a growing number of market participants.

The largest interactive market by player location is the U.K., which accounts for about 16% of the total market, according to H2 Gambling Capital (source:  H2 Gambling Capital, Global Summary, April 20, 2014).

Competition

Lotteries

The lottery technology business is highly competitive and subject to strong price-based competition.  IGT PLC provides facilities management, lottery services or the combination of the two to lottery operators in regulated markets to approximately 100 customers globally.  IGT PLC’s primary competitors in the lottery technology business include Scientific Games Corporation and Intralot S.A.

The instant tickets game business is also highly competitive and subject to strong price-based competition.  IGT PLC’s competitors in the United States include Scientific Games Corporation and Pollard Banknote Limited.  Internationally, a number of instant ticket game vendors compete with us, including the competitors mentioned above, as well as diversified printing companies such as Eagle Press of India.

The private manager, operator and licensee sector continues to emerge globally.  Competitors in this market primarily consist of a handful of commercial lottery operators active mainly in their domestic markets, such as Tattersalls, Sisal S.p.A. (“Sisal”), Sazka, and OPAP, and also includes a few commercial lottery operators, such as IGT PLC and Camelot, which compete globally.  IGT PLC is the leading commercial operator in the United States and manages the day-to-day operations of the Illinois, Indiana, and New Jersey lotteries and their core functions, subject to the state’s control over all significant business decisions.  Camelot U.K.  Lotteries Ltd.  operates the UK National Lottery and the Ireland National Lottery.

Italy

IGT PLC has leading market positions across all gaming markets, through a broadly diversified B2C product portfolio.

Lottery concessions are awarded on an exclusive basis through a competitive procurement process.  IGT PLC currently manages two out of the three existing concessions, Lotto (the traditional online lottery) and Gratta & Vinci (instant tickets).  The third concession is for a jackpot-lottery—Superenalotto—and is managed by Sisal.

Machine gaming concessions have been awarded to a dozen operators, who have the right to operate both AWP and VLT machines.  AWPs are the mass-market gaming machines, with low limits set for the maximum bet and the maximum win (€1 and €100, respectively).  VLTs have higher betting and winning limits (€10 and up to a €500,000 jackpot, respectively) and can only be installed in exclusive gaming locations such as gaming halls, bingo halls and sports betting shops.  IGT PLC is a market leader in the Italian machine gaming space.  Other operators include Italian and foreign companies like Gamenet, Sisal, Cogetech, Novomatic, and Snai.  In the machine gaming B2B space, IGT PLC supplies central systems, VLT machines and AWP kits to a high number of machine gaming operators.  In the central systems and VLT machines space, IGT PLC is a market leader together with its Austrian competitor Novomatic.

All of the other B2C gaming markets, including sports betting and interactive gaming, are based on a multi-concession system, where several operators can be awarded a concession.  IGT PLC is among the leading operators in this fragmented market.  Many Italian and foreign companies compete for market share in one or more segments of this market, including Bwin, Paddy Power, Pokerstars, Sisal, Snai, and William Hill.

Outside the regulated gaming industry, IGT PLC also offers payment and transaction services in the Italian market.  Services are also provided through IGT PLC’s retail network.  The main competitors in this business are the banks and the postal services, together with some other private companies.

Machine Gaming

Following a wave of supplier diversification in the market, where new entrants have been gaining market share, the industry is experiencing significant consolidation.  This can largely be attributable to a slowdown in North American traditional slot machine revenues as regional gaming revenue headwinds, such as declines in same store sales, impact the demand for slot machines.  As such, the machine gaming sector is evolving from just the sale and leasing of slot machines to include:  (1) multi-channel systems and table games equipment for traditional land-based casino, (2) lottery technology, (3) real-money interactive gaming, and (4) online and mobile social casino gaming.

Interactive Gaming

Outside of Italy, IGT PLC participates in the global regulated interactive gaming market as a B2B provider, primarily supplying lottery and commercial operator clients in regulated European and North American markets.  IGT PLC designs, manufactures, and distributes a wide range of games, technology solutions, and services, available via desktop and mobile devices.  IGT PLC also competes as a mobile casino operator through its subsidiary, Probability.

The interactive gaming B2B competitive landscape has evolved to mirror industry-wide trends of product and channel (online and mobile) convergence and vertical integration.  IGT PLC faces competition from operators, such as 888 Holdings and bwin.party, which have developed broad, cross-channel product offerings and solutions for internal use and as a supplier to third parties.  IGT PLC also competes with broad-based traditional B2B providers, such as Playtech plc and Microgaming Software Systems, which have developed extensive interactive casino content and broad cross-channel product offerings.  IGT PLC also faces competition from traditional machine gaming suppliers, which either supply third parties with interactive casino games, such as Scientific Games, or which have multi-product offerings and solutions, such as Amaya Gaming.

As a mobile casino operator in the U.K., through its subsidiary, Probability, IGT PLC primarily competes with broad-based gaming operators, such as William Hill plc and Paddy Power plc.

Regulatory Framework

IGT PLC currently does business in approximately 100 countries worldwide.  The gaming and betting industry in Italy is regulated in all aspects by government authorities.  The Italian gaming and betting regulatory authority is ADM.  In the United States, the manufacture and distribution of gaming equipment, systems and services, as well as the operation of casinos, is subject to regulation by a variety of local and federal agencies, with most oversight provided by individual state agencies.

Italian Gaming and Betting Regulations

IGT PLC operates in Italy in the gaming and betting sectors.  As of December 31, 2014, IGT PLC held concessions for (1) the activation and operation of the network for the Lotto game, (2) the operation of instant and traditional lotteries, (3) the activation and operation of the network for the telematic operation of legalized AWP machine (new slot), and (4) the collection of pari-mutuel and fixed odds betting through physical points of sale and interactive channels.

Gaming in Italy is an activity reserved to the State.  Any game that is carried out without proper authorization is illegal and subject to criminal penalties.  Italian law grants the Ministry of Economy and Finance the power to introduce games and to manage gaming and betting activities directly or by granting concessions to third parties.  The process of creating and granting gaming and betting concessions in Italy is heavily regulated.

Gaming and betting concessions are granted pursuant to a public tender procurement process.  The concession provides for all of the concessionaire’s activities and duties, including collection of the game’s revenues, the payment of winnings, the payment of the point of sale, the drawings and the management of all of the technological assets to operate gaming.  However, pursuant to Article 24, paragraph 11-26 of Law no.  88/2009, the exercise and remote collection of bets and games is not based on a tender process but rather the authorization of applicants meeting certain qualifications.  Concessions are for a determined time period and are not renewable unless indicated in the concession agreement; in such event, the renewal is not on the same terms. In certain cases, the concession may be extended at the option of the governmental authority.  Under certain circumstances, which are typically defined in the concession agreement, the concession may be revoked or terminated.  Most cases of early termination are related to the breach of the terms of the concession agreement or the non-fulfillment of conditions of that agreement.  In some cases, the early termination of the concession allows the State to draw upon the entire amount of the performance bond presented by the concessionaire.  Upon governmental request, the concessionaire has an obligation to transfer, free of charge, the assets subject of the concession to the State at the end of the term of the concession or in the event of its revocation or early termination.  Each single concession contains specific provisions enacting such general obligation.

The ongoing operations of Italian gaming and betting operators are typically subject to extensive and evolving regulation.  In general, the regulatory requirements include:

•                  licenses and/or permits;

•                  findings of suitability for the company, as well as individual officers, directors, major stockholders and key employees;

•                  documentation of qualification, including evidence of financial stability;

•                  the provision of financial guarantees (bid bond and performance bond);

•                  information on shareholders owning more than 2% with regard to bidding processes;

•                  specific approvals for gaming equipment manufacturers and distributors;

•                  good standing of directors, manager and shareholders owning more than 2% of the concessionaire;

•                  certain economic and financial requirements;

•                  taxation and financial requirements;

•                  taxation on the wagers coming from illegal gaming;

•                  permission of the State in case of change of control of the concessionaires;

•                  registration of all operators in the gaming machine industry; and

•                  anti-money laundering compliance.

United States Gaming Regulations

Gaming is regulated by state law in the United States, which typically prohibits gaming except as authorized and regulated by the particular state.  There are currently 45 jurisdictions that authorize the operation of online lotteries in the United States.  The ongoing operations of lotteries and lottery operators are typically subject to extensive and evolving regulation, which vary state-by-state.  While the regulatory requirements vary from jurisdiction to jurisdiction, most require:

•                  licenses and/or permits;

•                  findings of suitability for the company, as well as individual officers, directors, major stockholders and key employees;

•                  documentation of qualification, including evidence of financial stability; and

•                  specific approvals for gaming equipment manufacturers and distributors.

State lottery authorities generally conduct intensive investigations of vendors and their employees prior to and after awarding a vendor a contract with the lottery.  State lottery authorities may require the removal of any of the vendor’s employees deemed to be unsuitable and are generally empowered to disqualify a vendor from receiving a lottery contract or operating a lottery system as a result of any such investigation.  Some states also require extensive personal and financial disclosure and background checks from persons and entities beneficially owning a specified percentage (typically 5% or more) of a company.

EU Proposed Gaming Regulation

The European Union is considering setting out a harmonizing regulation on online gambling.  The European Commission is unveiling an action plan, with a series of initiatives over the next two years, aimed at clarifying the regulation of online gambling and encouraging cooperation between Member States.  While Member States are, in principle, free to set the objectives of their policies on online gambling, the purpose of the European Commission is to develop a well-regulated, safer online gambling sector in the European Union.  The European Commission will adopt three recommendations addressed to the Member States, namely on (1) common protection of consumers; (2) responsible gambling advertising; and (3) the prevention of betting-related match-fixing.

Seasonality; Source of Materials

In general, IGT PLC’s business is not materially affected by seasonal variation.  However, in the sports betting business, the volume of bets that IGT PLC collects over the year can be affected by the schedules of sporting events and the particular season of such sports.  The volume of bets IGT PLC collects can also be affected by schedules of significant sporting events that occur at regular, but infrequent, intervals, such as the FIFA Football World Cup.  In the lottery business, lottery consumption and gaming may decrease over the summer months due to the tendency of consumers to be on vacation during that time.

The main raw material used in the IGT PLC production processes is paper, used both for the production of tickets, and for office work, which accounts for over half of the materials that enter production.  Metal is the second raw material in order of significance, followed by electronic components.  A significant part of the material used involves packaging, which is mainly based on cardboard and paper.  Printing also involves a significant consumption of toner and ink.  Management believes that adequate supplies and alternate sources of IGT PLC’s principal raw materials are available and does not believe that the prices of these raw materials are especially volatile.

C.                                    Organizational Structure

A listing of IGT PLC’s directly and indirectly owned subsidiaries as of December 31, 2014, is included in the GTECH Consolidated Financial Statements included herein.  A listing of IGT PLC’s directly and indirectly owned subsidiaires as of the date of this document is set forth in Exhibit 8.1 to this annual report on Form 20-F.

On April 7, 2015, GTECH merged with and into the Company, and IGT merged with and into Sub, with IGT surviving the Subsidiary Merger, all pursuant to the conditions set forth in the Merger Agreement.  As a result, the Company is the successor of GTECH and the parent of IGT.  For detailed information, see “—A. History and Development of the Company” beginning on page 22.

The following is a diagram of the Company and certain of its subsidiaries and associated companies, including all U.S. regulated entities, following the completion of the Mergers and certain reorganization transactions which are described under “—A. History and Development of the Company—Other Transactions”:

* Accumulated shareholdings of De Agostini S.p.A., which holds 47.02%, and DeA Partecipazioni S.p.A., which holds 5.07% of the IGT PLC ordinary shares.

D.                                    Property, Plant and Equipment

IGT PLC’s principal office is located at 11 Old Jewry, 6th Floor, London EC2R 8DU, United Kingdom, telephone number +44 (0) 203 131 0300.  As of May 14, 2014, IGT PLC leased approximately 139 properties in the United States and 99 properties outside of the United States, and owned a number of facilities and properties, including:

•                  fourteen properties in Italy and Belgium, including properties located (1) at Zona Industriale, 85050 Tito, Potenza and (2) at Via Staro, 20134, Milan;

•                  an approximately 140,000 square foot manufacturing and central storage facility in Coventry, Rhode Island;

•                  an approximately 13,000 square foot enterprise data center in West Greenwich, Rhode Island;

•                  an approximately 113,000 square foot manufacturing, research and development and office building in Moncton, New Brunswick, Canada;

•                  an approximately 43,000 square foot manufacturing and office facility in Gross St.  Florian, Austria;

•                  an approximately 607,221 square foot office/game studio/systems software/showroom facility in Las Vegas, Nevada; and

•                  an over 1.1 million square foot office/warehouse/game studio/engineering/global manufacturing/global data center in Reno, Nevada.

The following table shows IGT PLC’s material owned and leased properties as of May 14, 2015:

U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status	Products Produced
55 Technology Way, West Greenwich, RI	170,000	WG Technology Center: Office; research and testing; storage and distribution	100%	Leased	N/A
1372 Main Street, Coventry, RI	140,000	Manufacturing Center: Manufacturing and assembly; office; repair; storage and distribution	100%	Owned	ITVMs, ticket checkers
10 Memorial Blvd., Providence, RI	120,315	IGT PLC Headquarters: Office	100%	Leased	N/A
4100 South Frontage Road, Lakeland, FL	98,280	IGT PLC Printing Plant: Printing facility; storage and distribution; office	100%	Leased	Printed tickets
8520 Tuscany Way, Bldg. 6, Suite 100, Austin, TX	81,933	Texas Warehouse and National Response Center: Contact center; storage and distribution; office	95%	Leased	N/A
5300 Riata Park Court, Bldg. E, Suite 100, Austin, TX	42,537	Austin Tech Campus: Research and test; office	90%	Leased	N/A
8200 Cameron Road, Suite E120, Austin, TX	24,320	Data Center of the Americas: Data center; network operations; office	80%	Leased	N/A
47 Technology Way, West Greenwich, RI	11,500	Enterprise Data Center: Data center; network operations	75%	Owned	N/A
75 Baker Street, Providence, RI	10,640	RI National Response Center: Office; contact center	100%	Leased	N/A
403 Westcoat Road, Egg Harbor Township, NJ 08234	30,698	Service Office, Warehouse, Game Studio, MJP Monitoring	75%	Leased	NA
6355 S. Buffalo Dr., Las Vegas, NV 89113	607,221	Office, Game Studio, Systems Software, Showroom	50%	Owned	NA
1000 Sandhill Rd., Reno, NV 89521	52,500	Office, Warehouse, Global Test & Interoperability Center	60%	Owned	NA
9295 Prototype Dr., Reno, NV 89521	1,180,418	Office, Warehouse, Game Studios, Hardware/Software Engineering; Global Mfg Center, Global DC	90%	Owned	EGM’s
405 Howard Street, The Orrick Building, Floor 6, San Francisco, CA 94105	45,884	Office, Interactive	50%	Leased	NA

Non-U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status	Products Produced
Viale del Campo Boario 56/D 00154 Roma, Italy	13,000	IGT PLC Headquarter in Italy: Office Italy Data Center: Data center; network operations	100%	Leased	N/A
Via delle Monachelle snc Pomezia (RM), Italy	12,000	Warehouse for sorting materials to the sales network	100%	Leased	N/A
328 Urquhart Ave, Moncton, New Brunswick, Canada	113,000	Canada HQ: Manufacturing; office; research and test	100%	Owned	VLTs
Seering 13-14, Unterpremstatten, Austria	73,776	Austria Gaming HQ: Office; research and test	90%	Leased	N/A
Lasnitzstrasse 19, Gross St. Florian, Austria	50,808	Austria Manufacturing: Manufacturing; storage and distribution	75%	Owned	VLTs
Brama Building, Warsaw, Poland	48,420	International Tech Hub: Office; research and test	95%	Leased	N/A
5-13 Rosebery Avenue, WH1&2, G2, 801, 900,702, Rosebery, New South Wales, Australia	77,117	Office, Warehouse, Game Studio, Systems Software, Sales, AUS Final Assembly	80%	Leased	NA
29, Suzhoujie Street, Viva Plaza, Haidian District, Room No. 1-20, 18th Floor, Beijing 100080, China	28,516	Game Studio, Systems Software, Office	100%	Leased	NA
29, Suzhoujie Street, Viva Plaza, Haidian District, Room No. 1-20, 11th Floor, Beijing 100080, China	28,382	Game Studio, Systems Software, Office	100%	Leased	NA
1 Changi North Street 1, 02-01 and 02-03, Singapore, 498789	25,462	Office, AsiaPac Final Assembly, Warehouse	50%	Leased	EGM’s
Bijlmermeerstraat 30, Hoofddorp, 2131, Netherlands	35,306	Office, EMEA Final Assembly, Warehouse	80%	Leased	EGM’s

IGT PLC’s facilities are in good condition and are adequate for its present needs and there are no known environmental issues that may affect IGT PLC’s utilization of its real property assets.

IGT PLC does not have any plans to construct, expand or improve its facilities in any material manner other than general maintenance of facilities.  As such, no increase in productive capacity is anticipated.

None of IGT PLC’s properties is subject to mortgages or other security interests granted to secure indebtedness to certain financial institutions.

Item 4A.                        Unresolved Staff Comments

None.

Item 5.                                 Operating and Financial Review and Prospects

As discussed above in the section “Item 4.  Information on the Company—A.  History and Development of the Company—Acquisition of International Game Technology,” as of December 31, 2014, IGT PLC did not conduct any material activities, other than those incident to its formation and the matters contemplated by the Merger Agreement, such as the formation of Georgia Worldwide Corporation, the making of certain required securities law filings and the preparation of the proxy statement/prospectus filed in connection with the Mergers.

The following discussion and analysis of GTECH’s financial condition and results of operations should be read in conjunction with the GTECH Consolidated Financial Statements, including the notes thereto, included in this annual report, as well as “Presentation of Financial and Certain Other Information,” “Risk Factors,” “Selected Financial Data” and “Item 4—B.  Business Overview.”

The following discussion includes certain forward-looking statements.  Actual results may differ materially from those discussed in such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report, including in “—G.  Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995” and “Item 3—D.  Risk Factors.”

In the following discussion,  unless otherwise specified or the context otherwise indicates, all references to “IGT PLC,” “we,” “us,” “our,” and the “Company” refer to the business and operations of GTECH S.p.A., as predecessor to IGT PLC, for the financial years ended December 31, 2014, 2013 and 2012.  All such references refer to GTECH as a standalone group, except where the context otherwise requires.

A.                                    Operating Results

Overview

IGT PLC (formerly GTECH S.p.A.) is a leading commercial operator and provider of technology in the regulated worldwide gaming markets.  IGT PLC operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting and interactive gaming.  We also provide high-volume processing of commercial transactions.  Our state-of-the-art information technology platforms and software enable distribution through land-based systems, Internet and mobile devices.  The Company provides business-to-consumer (B2C) and business-to-business (B2B) products and services to customers in approximately 100 countries worldwide on six continents and had 8,811 employees at December 31, 2014.

The structure of IGT PLC’s internal organization is aligned around three global geographic regions.  Consequently, for management purposes, IGT PLC’s operating segments are organized geographically into three reportable operating segments based on those regions—Americas, International and Italy—and supported by a central products and services structure.  Each of these segments offers lottery, machine gaming, sports betting, commercial services and interactive gaming.

Key Factors Affecting Operations and Financial Condition

The following are a description of the principal factors which have affected our results of operations and financial condition for the years ended December 31, 2014, 2013 and 2012 and/or which may affect results of operations and financial condition for future periods.

The IGT Acquisition and Related Financing Transactions:  As further described in the “Item 4.  Information on the Company—A.  History and Development of the Company—Acquisition of International Game Technology” section of this annual report, on July 15, 2014, IGT PLC entered into the Merger Agreement with IGT.  IGT PLC recorded €35.0 million of professional fees and expenses related to the acquisition of IGT in 2014 which are recorded in “Unusual expense, net” in our consolidated income statements.  In addition, IGT PLC incurred €70.1 million of debt extinguishment costs and €41.8 million of interest expense on the Bridge Facility in 2014, which are recorded in Other expense and Interest expense, respectively in our consolidated income statements.

Effects of Foreign Exchange Rates:  We are affected by fluctuations in foreign exchange rates (1) through translation of foreign currency financial statements into euros for consolidation, which we refer to as the translation impact, and to a lesser extent (2) through transactions by subsidiaries in currencies other than their own functional currencies, which we refer to as the transaction impact.  Translation impacts arise in preparation of the consolidated financial statements; in particular, we prepare our Consolidated Financial Statements in euro, while the financial statements of each of our subsidiaries are prepared in the functional currency of that subsidiary.  In preparing consolidated financial statements, we translate assets and liabilities measured in the functional currency of the subsidiaries into euros using the exchange rate prevailing at the balance sheet date, while we translate income and expenses using the average exchange rates for the period covered.  Accordingly, fluctuations in the exchange rate of the functional currencies of our subsidiaries against the euro impacts our results of operations.  We are particularly exposed to movements in the euro/U.S. dollar exchange rate.  For example, our revenues in the Americas segment decreased by €5.4 million, or 0.5% in 2014 compared to 2013; however, on a constant currency basis (as described below under “Constant Currency Information”), our revenues in the Americas segment would have decreased by €6.7 million, or 0.7%.  Although the fluctuations in foreign exchange rates has had a material impact on our revenues, the impact on our operating income and our cash flows is less significant in that revenues are mostly matched by costs denominated in the same currency.

Regulation:  We operate on an international basis in regulated gaming markets, where the regulatory markets are subject to continuous evolution.  Our ability to enter new markets or to offer new products in existing markets depends on decisions made by the market regulator, which often follow a period of political debate.  For example, in November 2011, a bill was signed into law that permits the establishment of casinos in Massachusetts and, in September 2014, a developer was awarded a license that permits the construction of a casino resort in the greater Boston area.  Accordingly, we are not in control of the timing of new opportunities, including the outsourcing of gaming operations, the award of new contracts, the introduction of new instant ticket price points and the launch of new games.

The Italian betting and gaming market is regulated by the Italian government through Agenzia delle Dogane e Dei Monopoli (“ADM”), the national regulator and other bodies responsible for the control and regulation of this market.  From time to time, regulatory changes could be introduced which might affect our existing business in certain jurisdictions, including opening hours for points of sale, restrictions on the sale of certain products, the awarding, monitoring and renewal of gaming concessions, the minimum payout ratios on certain games, gaming tax increases and other legislation designed to encourage responsible gaming.  For example, the tax on VLTs in Italy increased from four percent of wagers in 2012 to five percent of wagers in 2013.  Our machine gaming revenues are recorded net of tax, and therefore any changes in taxation can impact our revenues and results of operations.  Moreover, the Italian budget law for 2015 introduces a number of new laws, effective from January 1, 2015, that will impact the public tender procurement process for the award of the Lotto Concession (including by introducing a starting price for the tender of €700 million, to be paid by the winning bidder in three installments) and the fees and commissions regime applicable to the operation of VLTs and AWPs (including by reducing the fees due to concessionaires and operators in aggregate by €500 million per year, starting from 2015).

The profitability of our gaming products is affected by taxes imposed and the minimum payout ratios.  Some of our gaming products have payout ratios greater than the minimum payout ratios allowed by the regulators and, for these products, we may be able to decrease the payout ratio in order to mitigate the effect of any tax increases applied on them.  However, in order to minimize any negative impact on prizes and volumes, we would generally seek to decrease such payout ratios gradually over time.  Accordingly, there can be a time delay between increases in taxes and decreases in payout ratios which would result in a temporary reduction in our profitability.

Macroeconomic Factors and Demographics:  Gaming is a form of entertainment and, as such, competes with other forms of entertainment for the discretionary spending of the local population.  In general, countries and regions with higher GDPs will tend to have higher levels of discretionary spending that can be directed to gaming and other forms of entertainment.  Similarly, although we believe that gaming tends to be more resilient than other forms of entertainment, when a country or region experiences a decline in GDP or a rise in inflation, spending on gaming may also decline.  Demographic changes may also affect results of operations.  In addition, changing social habits, such as longer working hours that result in a decrease in time spent on entertainment, may adversely affect results of operations.

Existing Contracts, New Contracts and Contractual Rates:  Our revenue is significantly impacted by the renewal or loss of existing contracts, as well as our ability to secure new contracts.  Service revenue represented 91.7% of our total revenue for the year ended December 31, 2014, with the majority of such revenue being derived from contracts with a duration (including extension options) at December 31, 2014 of five or more years.  Our top ten customers outside of Italy represented 18.2% of our total revenue for the year ended December 31, 2014.  Accordingly, the retention, loss or addition of a significant contract or customer can have a material effect on our results of operations.  Further, our Lotto Concession in Italy, which represented 13.8% of our total revenue for the year ended December 31, 2014, expires in June 2016 and accordingly will be subject to a public tender process in 2015.  In addition, our results of operations are significantly impacted by the level of fees we receive under our contracts.  For the Lotto Concession, we receive from ADM a fee equal to a percentage of ticket sales, which decreases as the total wagers increases during an annual period.  Under the Italian budget law for 2015, the fee received by the concessionaire from ADM will be equal to 6% of wagers (the annual average fee rates we received from ADM was approximately 6.42% and 6.43% for the years ended December 31, 2014 and 2013, respectively).

Jackpots and Late Numbers:  We believe that the performance of lottery products is influenced by the size of available jackpots in jurisdictions that offer such jackpots.  In general, when jackpots increase, sales of lottery tickets also increase, further increasing the jackpot.  We also believe that consumers in Italy monitor “late numbers” (numbers which have not been drawn for more than 100 draws) and when there is a good pipeline of late numbers, wagers in Italy increase.  Under both of these circumstances, our service revenues are positively impacted.

Seasonality:  Our business is not impacted significantly by seasonality.  In our sports betting business, the volume of bets which we collect over the year are affected by the schedule of sports events and the particular season of that applicable sport.  The volume of bets which we collect is also affected by schedules of other significant sporting events that occur at regular but infrequent intervals, such as the FIFA Football World Cup.  Additionally, during the summer months, lottery consumption and gaming in general may decrease when consumers go on vacation.

Product Sales:  Pursuant to product sales contracts, we construct, sell, deliver and install turnkey lottery or machine gaming systems or equipment and license the computer software for a fixed price.  The customer then subsequently operates the system.  We may also sell additional terminals and central computers to expand existing systems and/or replace existing equipment.  Our product sales fluctuate from year to year due to the mix, volume and timing of the product sales transactions.  In general, our product sales contracts are dependent on the timing of replacement cycles.  In particular, the growth in product sales in 2013 was driven by a significant VLT replacement in Canada.  Product sales amounted to €254.2 million, €279.1 million, and €253.4 million, or approximately 8.3%, 9.1% and 8.2% of total revenues, in 2014, 2013 and 2012, respectively.

Restructuring Costs:  During the historical periods presented we have undertaken restructuring plans and initiatives principally related to the streamlining of our interactive gaming operations, optimization projects for Lottery and costs associated with the overall management reorganization announced in 2013.  We recorded restructuring costs associated with these plans of €18.4 million, €20.5 million, and €0.8 million in 2014, 2013, and 2012, respectively.

Penalties Under Minimum Profit Contracts:  We have three contracts where we have provided customers with minimum profit level guarantees (the Illinois Contract, Indiana Contract and New Jersey Contract, which are discussed in further detail in “Critical Accounting Estimates—Minimum profit level guarantees”).  In relation to the Illinois Contract, we guaranteed a minimum profit level to the State of Illinois for each fiscal year of the agreement, commencing with the State of Illinois’s fiscal year ended June 30, 2012.  The amounts guaranteed and therefore amounts owed by the Company as shortfall payments under the Illinois Contract were under dispute.  As part of the December 2014 global settlement of disputes in the termination contract between the Company and the State of Illinois, the shortfall payments the Company is required to make in relation to its obligation to guarantee minimum profit levels under the Illinois Contract for the fiscal years 2012, 2013 and 2014 have been agreed upon and settled for $21.8 million, $38.6 million and $37.1 million, respectively.  No further cash impact will result from this shortfall payments final determination.  The Company will not be responsible for the payment of any other shortfall payment, nor will it be entitled to receive any incentive compensation, for all or any portion of fiscal year 2015, or any subsequent fiscal year.  In our 2014 fourth quarter we recorded $18.0 million (€14.8 million) as a reduction of service revenue related to the global settlement.

In relation to the Indiana Contract, we guaranteed a minimum profit level to the State of Indiana commencing with the contract year starting July 1, 2013.  We recorded $17.6 million (€13.9 million) as a reduction of service revenue related to the minimum profit level guarantee in 2014 related to the State of Indiana’s fiscal years June 30, 2014 and June 30, 2015, of which $1.6 million was settled and related to the State of Indiana’s fiscal year ending June 30, 2014.

Settlement of Litigation Related to Machine Gaming and Certain Italian Tax Matters:  In December 2014, the Company reached agreement with the Italian Tax Agency for the settlement of certain tax matters.  The settlement payment was €15.1 million, which includes €13.0 million of tax and €2.0 million of interest and €0.1 million of penalties.  Further, in December 2014, the Company implemented part of an internal reorganization, resulting in the realization of capital gains with related taxes of €27.2 million.

In our Italy segment, we recorded €30.0 million of expense in our financial statement for 2013 in relation to the settlement of litigation between the Italian machine gaming regulator and all machine gaming operators in Italy.  We paid the settlement in the fourth quarter of 2013.

In December 2013, we paid €34.7 million to the Italian tax agency (Agenzia delle Entrate) in settlement of certain tax matters, of which €28 million involved the corporate reorganization and subsequent restructuring of certain intercompany financing transactions during the years 2007, 2008 and 2009 related to the acquisition of GTECH Holdings Corporation in August 2006.  Of the €34.7 million settlement, €6.3 million had already been recorded as a provision in previous periods.

Research and Development Activities:  We devote substantial resources on research and development and incurred €84.1 million, €77.6 million and €72.2 million of related expenses in 2014, 2013, and 2012, respectively.  Following the completion of the acquisition of IGT (the “IGT Acquisition”), we expect our investments in research and development to increase.

Critical Accounting Estimates

The GTECH Consolidated Financial Statements have been prepared in conformity with International Financial Reporting Standards in accordance with IASB which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized.  The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments and assumptions considered to be reasonable and realistic.

We periodically and continuously review the estimates and assumptions.  Actual results for those areas requiring management judgment or estimates may differ from those recorded in the GTECH Consolidated Financial Statements due to the occurrence of events and the uncertainties which characterize the assumptions and conditions on which the estimates are based.

The areas which require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on our GTECH Consolidated Financial Statements are discussed below.

Revenue Recognition

Revenue is recognized to the extent that it is probable the economic benefits associated with the transaction will flow to us and the amount of revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts.  Determining when the specific recognition criteria have been met requires us to make assumptions and exercise judgment that could significantly affect the timing and amount of revenue reported each period.  The application of our revenue recognition policies and changes in our assumptions or judgments also affect the timing and amount of revenue and costs recognized.  Determinations are subject to judgment and may change depending on the circumstances surrounding the substance or nature of the transactions.

Impairment of Systems, Equipment and Other Assets Related to Contracts

The carrying values of systems, equipment and other assets related to contracts are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable.  This requires management to make an estimate of the expected future cash flows from the assets and also to choose an appropriate discount rate in order to calculate the present value of those cash flows.  The carrying amount of systems, equipment and other assets related to contracts at December 31, 2014 and December 31, 2013 was €910.1 million and €899.5 million, respectively.  We recorded impairments of systems, equipment and other assets related to contracts of €0.7 million, €6.3 million and €6.2 million in 2014, 2013, and 2012, respectively.

Impairment of Goodwill

Goodwill is tested for impairment at least annually, or more frequently if facts or circumstances indicate that it may be impaired.  The carrying amount of goodwill amounted to €3.4 billion and €3.1 billion at December 31, 2014 and December 31, 2013, respectively.  There were no goodwill impairment charges recorded in 2014, 2013 or 2012.

For the purposes of impairment testing, goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to cash generating units (“CGUs”) within the operating segments, which represent the lowest level at which goodwill is monitored for internal management purposes in accordance with IAS 36—Impairment of Assets.  The impairment test is performed by comparing the carrying amount and the recoverable amount of each CGU or group of CGUs to which goodwill has been allocated.  The recoverable amount of a CGU is the higher of its fair value less costs of disposal and its value in use.

The impairment test requires an estimation of the “fair value less costs of disposal” of the CGU.  Estimating a fair value less costs of disposal amount requires management to make an estimate of the expected future cash flows from the CGU and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

We have six CGUs, comprising four cash generating units in Italy, with Americas and International each being a single cash generating unit.  A portion of the carrying amount of goodwill and intangible assets with indefinite lives could not be allocated to the individual CGUs in Italy on a non-arbitrary basis and was therefore allocated (as permitted by IAS 36) to the group of four CGUs in Italy (Italy region).

The recoverable amounts and carrying amounts of the Company’s cash generating units are summarized as follows:

(€ thousands)	Recoverable Amount	Carrying Amount	Excess
Italy region	2,560,000	2,137,626	422,374
Italy:
Lottery	2,070,000	970,771	1,099,229
Commercial Services	190,000	180,168	9,832
Sports Betting	300,000	103,835	196,165
Machine Gaming	700,000	382,175	317,825
Americas	2,726,299	2,346,951	379,348
International	1,531,999	950,940	581,059

The after-tax discount rates and annual growth rates needed to render the recoverable amounts equal to the carrying amounts are as follows:

	After-Tax Discount Rate	Annual Growth Rate After 2019
Italy region	10.45%	-1.96%
Italy:
Lottery	16.65%	-13.86%
Commercial Services	7.79%	-0.35%
Sports Betting	19.05%	-17.32%
Machine Gaming	19.97%	-27.32%
Americas	8.00%	2.18%
International	12.28%	-2.23%

Impairment of Intangible Assets

Intangible assets with indefinite useful lives are tested for impairment at least on an annual basis or more frequently when events or changes in circumstances indicate that the carrying value may not be recoverable.  Intangible assets with finite useful lives are assessed for impairment whenever there is an indication that the intangible asset may not be recoverable.  This requires us to make an estimate of the expected future cash flows from the assets and also to choose a suitable discount rate in order to calculate the present value of those cash flows.  The carrying amount of intangible assets at December 31, 2014 and December 31, 2013 was €1.2 billion and €1.3 billion, respectively.  We recorded an impairment recovery of €2.4 million in 2014 and impairment charges of €2.6 million and €1.1 million in 2013 and 2012, respectively.

Litigation Provisions

Due to the nature of our business, we are involved in a number of legal, regulatory and arbitration proceedings regarding, among other matters, claims by and against us, injunctions by third parties arising out of the ordinary course of our business and investigations and compliance inquiries related to our ongoing operations.  The outcome of these proceedings and similar future proceedings cannot be predicted with certainty.  It is difficult to accurately estimate the outcome of any proceeding.  As such, the amounts of the provision for litigation risk, which has been accrued on the basis of assessments made by external counsel, could vary significantly from the amounts which we would ultimately be obligated or agree to pay to settle any such proceeding.  In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require us to pay substantial monetary damages or penalties and/or incur costs which may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant concession, license or authorization and thereby have a material adverse effect on our consolidated results of operations, business, financial condition or prospects.  At December 31, 2014 and December 31, 2013, provisions for litigation matters amounted to €5.6 million and €8.5 million, respectively.

Share-based Payments

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments on the date they are granted.  Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant, and incorporates assumptions to the valuation model inputs, including the expected life of the option, volatility, dividend yield and risk-free interest rate.  We recorded share-based payment expense of €7.8 million, €8.6 million and €12.3 million in 2014, 2013, and 2012, respectively.

Minimum Profit Level Guarantees

We have three contracts where we have provided customers with minimum profit level guarantees as summarized below.  Our estimates of liabilities for minimum profit level guarantees take into consideration contract terms and financial information provided by our customers, the availability and timing of which could significantly impact our estimates.  At the inception of the contract, we estimate whether we expect to incur an obligation for the minimum profit level guarantee during the term of the contract.  In the event a liability for the obligation is required, we record a liability based on our estimate with an offsetting asset as we consider it to be a cost incurred directly related to the future benefits of the contract.  We amortize the asset over the contract term as a reduction of service revenue.  In situations where the Company and the customer have not agreed to the methodology for calculating the minimum profit level guarantee, the Company continues to adjust the estimated liability with an offset to the asset until the Company and the customer reach a mutual understanding on the methodology.  Any difference between the liability recorded and the actual amount owed to the customer is recorded as an adjustment to service revenue in the period when such difference becomes probable.

Northstar

In January 2011, Northstar Lottery Group, LLC (“Northstar”), a consortium in which GTECH Corporation holds an 80% controlling interest, entered into a ten-year lottery management services contract (the “Illinois Contract”), subject to early termination provisions, with the State of Illinois, acting through the Department of the Lottery (as the statutory successor to the Department of Revenue, Lottery Division) (the “State of Illinois”).  Under the Illinois Contract, Northstar, subject to the State of Illinois’s oversight, manages the day-to-day operations of the lottery and its core functions.  Northstar guaranteed the State of Illinois a minimum profit level for each fiscal year of the Illinois Contract, commencing with the State of Illinois’s fiscal year ended June 30, 2012.  The amounts guaranteed and therefore owed by Northstar as shortfall payments under the Illinois Contract were in dispute.

In August 2014, the Illinois Governor’s Office directed the State of Illinois to end its relationship with Northstar, and in December 2014, the Illinois Contract was terminated pursuant to a termination agreement between Northstar, GTECH Corporation, Scientific Games International, Inc.  (“SGI”), and the State of Illinois.  Northstar will continue to provide lottery management services in Illinois for a transitional period, as outlined in the termination agreement.  GTECH Corporation will retain its separate facilities management contract through June 30, 2021.  Over one month after its execution by the Governor of Illinois and the State of Illinois, the Illinois Attorney General notified the State of Illinois that it “disapproves” of the “proposed” termination agreement.  Relying on the Attorney General’s “disapproval,” the Governor’s Office informed Northstar that it believed the termination agreement was invalid and unenforceable and therefore the Illinois Contract remained in effect.  Both Northstar and GTECH Corporation believe that the termination agreement is valid and binding on the parties.

As part of the December 2014 global settlement of disputes in the termination agreement between Northstar, GTECH Corporation, SGI, and the State of Illinois, the shortfall payments Northstar is required to make in relation to its obligation to guarantee minimum profit levels under the Illinois Contract for the fiscal years 2012, 2013 and 2014 have been agreed upon and settled for $21.8 million, $38.6 million and $37.1 million, respectively.  No further cash impact will result from this shortfall payments final determination.  Northstar will not be responsible for the payment of any other shortfall payment, nor will it be entitled to receive any incentive compensation, for all or any portion of fiscal year 2015, or any subsequent fiscal year.

Included in non-current assets on our consolidated statement of financial position at December 31, 2014 is €56.1 million related to the minimum revenue guarantee which we are amortizing against service revenue over its estimated useful life.  See Notes 22 and 38 to the GTECH Consolidated Financial Statements included herein for further information.

GTECH Indiana

In October 2012, GTECH Indiana, LLC (“GTECH Indiana”), a wholly owned subsidiary of GTECH Corporation, entered into a 15-year contract with the State Lottery Commission of Indiana (the “State of Indiana”) whereby GTECH Indiana manages the day-to-day operations of the lottery and its core functions, subject to the State of Indiana’s control over all significant business decisions.  GTECH Indiana guaranteed the State of Indiana a minimum profit level in each year of the contract, commencing with the contract year ending June 30, 2014.  We recorded $17.6 million (€13.9 million) as a reduction of service revenue related to the minimum profit level guarantee in 2014 for the State of Indiana’s fiscal years ending June 30, 2014 and June 30, 2015, of which $1.6 million was settled and related to the State of Indiana’s fiscal year ending June 30, 2014.

Northstar New Jersey

In June 2013, Northstar New Jersey Lottery Group, LLC (“Northstar NJ”), a consolidated joint venture in which GTECH Corporation indirectly holds an approximate 41% interest, entered into a contract with the State of New Jersey (the “State of New Jersey”), Department of the Treasury, Division of Purchase and Property and Division of Lottery (the “New Jersey Lottery”) whereby Northstar NJ manages a wide range of the New Jersey Lottery’s marketing, sales, and related functions, which is subject to the New Jersey Lottery’s continuing control and oversight over the conduct of lottery operations.  Northstar NJ guaranteed the State of New Jersey a minimum profit level in each year of the contract, commencing with the contract year ending June 30, 2014.  At December 31, 2014, our best estimate, based on unaudited results, is that the impact of a Net Income Shortfall will result in the use of $14.2 million (€11.7 million at the December 31, 2014 exchange rate) of Northstar NJ’s $20 million credit for the State’s fiscal year ended June 30, 2014 and therefore we have not recorded any amounts in our GTECH Consolidated Financial Statements related to the minimum profit level guarantee.  Based on information available to date, the Company currently believes that the impact of any Net Income Shortfalls for the remaining term of the arrangement with the State of New Jersey will not exceed the remaining balance of $5.8 million of Northstar NJ’s $20 million credit.

Further details of these guarantees, which require management to make estimates and assumptions concerning profit levels, are provided in Note 38 to the GTECH Consolidated Financial Statements included herein.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income.  Due to the wide range of our international business relationships and the long-term nature and complexity of our contracts, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and income tax expense already recorded.  We record provisions for income tax expense, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which we operate.  The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.  Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of our companies.

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that taxable income will be available against which the losses and tax credits can be utilized.  Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable income together with future tax planning strategies.

Based upon the consideration of these factors, the value of deferred tax assets related to operating losses and tax assets related to tax credits are as follows:

	December 31,
(€ millions)	2014	2013
Recognized deferred tax assets related to operating losses	90.9	96.1
Unrecognized deferred tax assets related to operating losses	63.4	53.6
Recognized deferred tax assets related to tax credits	2.5	1.8
Unrecognized deferred tax assets related to tax credits	21.2	18.7

Contingent Consideration Resulting from Business Combinations

We have made a number of minor acquisitions in the Italy segment consisting of strategic investments to exploit growth opportunities in the sports betting and machine gaming markets.  Some of these acquisitions include provisions for the payment of contingent consideration if certain wager or network performance conditions are achieved.  Contingent consideration resulting from business combinations is valued at fair value at the acquisition date as part of the business combination.  When the contingent consideration meets the definition of a financial liability, it is subsequently re-measured to fair value at each reporting date.  The determination of the fair value is based on discounted cash flows.  The key assumptions include the probability of meeting each performance target and the discount factor.  At December 31, 2014 and 2013, our consolidated statement of financial position includes €1.0 million and €1.2 million, respectively, of contingent consideration payable within current and non-current liabilities.

Income Statement Overview

Revenue

Our revenue comprises service revenue and product sales.  Our service revenue is principally derived from multi-year contracts under which we earn revenue over time as we provide the related services.  Service revenue comprises the majority of our revenue, amounting to €2.8 billion, or approximately 91.7% of total revenues in 2014.  Product sales are derived principally from the installation of new and replacement systems, software and terminals.  Product sales in our business fluctuate due to the mix, volume and timing of product sales contracts and therefore may not be comparable from period to period.

Summarized below by operating segment are the principal services and products we provide:

Italy Segment

The majority of the revenue we earn in the Italy segment is derived from Lottery and Machine Gaming concessions which amounted to €1.4 billion, or approximately 78.4% of our Italy segment service revenues in 2014.  We also earn service revenue under Sports Betting, Commercial Services and Interactive Gaming concessions.  Summarized below is an overview of the key services within the Italy segment:

Lottery

Under our Lotto and Gratta e Vinci (“Scratch and Win”) concessions we manage all of the activities along the value chain, including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the games.  The service revenues we earn in return for operating these concessions are based on a percentage of wagers.  For the Lotto Concession this percentage of wagers decreases as the total wagers increase during an annual period, while for the Scratch and Win concession our fee is a fixed percentage of wagers.  ADM pays us our Lotto fee on a weekly basis and our Scratch and Win fee on a monthly basis.  For Lotto, we deposit wagers, net of prizes paid and retailer commissions retained by the retailer at point of sale into bank accounts owned by ADM.  We do not consolidate such accounts on our consolidated statement of financial position as they are the property of ADM.  Scratch and Win sales to the retailers are recorded as a receivable on our consolidated statement of financial position with a corresponding payable to ADM.  We collect Scratch and Win wagers from retailers, net of prizes paid directly by retailers and the retailers’ fee, on a weekly basis.  On a monthly basis, we remit amounts due to ADM.  Expenses associated with providing services under these concessions principally consist of consumable costs, postage and freight, network costs, marketing and advertising of the games, cost of personnel dedicated to these activities and depreciation and amortization of tangible and intangible assets.

Machine Gaming

Under our Machine Gaming concessions we directly manage amusement with prize (AWP) machines and video lottery terminals (VLTs) that are installed in various retail outlets linked to a central system.  For machine gaming we collect the wagers, deduct the applicable gaming taxes, and pay prizes to winners and fees to retailers.  The service revenue we earn in return for operating these concessions is generally based on a percentage of wagers net of applicable gaming taxes.  We record service revenue net, equal to total wagers less the payout for prizes and applicable gaming taxes.  Expenses associated with providing services under these concessions principally consist of point-of-sale fees, network costs, marketing and advertising of the games, cost of personnel dedicated to these activities, concession fees and depreciation and amortization of tangible and intangible assets.  We also provide systems and machines to other machine gaming concessionaires, either as a product sale or with long-term fee-based contracts.

Sports Betting

We have a number of concessions to operate sports betting (including horse race competitions) and the right to operate sports betting over the internet.  Sports betting concessions principally comprise arrangements under which we collect the wagers, pay prizes and pay fees to retailers.  We retain the remaining cash as our profit, after paying gaming taxes.  We record service revenue net, equal to total wagers less the estimated payout for prizes.  Expenses associated with providing services under these concessions principally consist of point-of-sale commissions, taxes and depreciation and amortization of tangible and intangible assets.

Commercial Transaction Processing Services

We leverage our distribution networks and offer high-volume transaction processing services which include bill payments, electronic tax payments, utility payments, prepaid cellular telephone recharges, prepaid cards and retail-based programs. We earn a fee for processing such transactions that is transaction-based (a fixed fee per transaction or a fee based on a percentage of monetary volume processed).  We recognize these fees as service revenue at the time a transaction is processed.  Expenses associated with providing services under these concessions principally consist of point-of-sale commissions, network costs, banking fees and depreciation of tangible assets.

Interactive Gaming

We provide interactive skill games such as poker and other board and soft games through the Internet and mobile channels.  For these services, we generally record service revenue equal to wagers less prizes and taxes.  Expenses associated with providing services under these concessions principally consist of marketing and advertising of the games and taxes.

Americas and International Segments

The majority of the revenue we earn in the Americas and International segments is derived from lottery and machine gaming contracts which amounted to €1.22 billion, or approximately 92.2% of our total revenues in these segments in 2014.  We also earn service revenue under Sports Betting, Commercial Services and Interactive Gaming contracts.

Lottery and Machine Gaming

Lottery and machine gaming service revenue in the Americas and International segments is derived from contracts, under which we design, install, operate and retain ownership of the gaming system.  These contracts generally provide for a variable amount of monthly or weekly service fees paid to us directly from our customer based on a percentage of sales or net machine income.  We recorded fees earned under these contracts as service revenue in the period earned.  Expenses associated with providing services under these contracts principally consist of cost of personnel, telecommunications, equipment maintenance and repair, consumables for the games and depreciation of tangible assets.

Lottery and machine gaming product sales in the Americas and International segments are derived from contracts under which we construct, sell, deliver and install a turnkey system or deliver equipment, and license the computer software for a fixed price, and our customer subsequently operates the system or equipment.  Revenue attributable to any ongoing services (such as post-contract support) provided subsequent to customer acceptance, are recorded as service revenue in the period earned.

Operating Costs

Raw Materials, Services and Other Costs

Raw materials, services and other costs principally comprise the following:

•                  Operating expenses—principally including:

•                  point-of-sale fees—fees paid to point-of-sale retailers for gaming and commercial transactions;

•                  concession fees—fees paid to governmental bodies principally in the Italy segment for machine gaming;

•                  advertising and marketing costs—costs incurred to promote and advertise gaming goods and services, including advertising, designing advertising campaigns, producing marketing collateral, booth space at trade shows and conducting market research;

•                  trransportation and postage costs relating to delivering lottery tickets to the points of sale, maintenance and repair costs for terminals; and

•                  license fees—fees paid to third parties for the ongoing use of their proprietary solutions in customer locations or internally.

•                  outside services—costs associated with outside service providers, including technical and financial services and government relations;

•                  cost of product sales—the costs directly attributable to our product sales, including material, personnel and overhead costs;

•                  consumables—cost for materials used by consumers and retailers in a point-of-sale location, including instant ticket stock, printer receipt paper rolls, selection slips, terminal ribbons, pop-up cards, sports tickets, better play slips and receipts and advertising brochures;

•                  insurance, miscellaneous taxes and other—costs, including workers compensation, property and vehicle insurance and property, sales and use, franchise, municipal and VAT taxes;

•                  occupancy—costs incurred for the occupation and maintenance of business facilities, including facility operating leases, rentals, utilities, facility maintenance, and environmental compliance;

•                  telecommunications—costs associated with using third party communications networks, including telephone, mobile, Internet and satellite for internal and external networks; and

•                  travel—costs incurred by employees while traveling on Company business or conducting business, including airfare, lodging, car rentals and meals.

Personnel

Personnel expenses primarily include the wages and salaries expense related to our workforce, incentive and stock compensation, which is performance-based, statutory benefits such as social security contributions and staff severance fund costs in Italy and Company benefits provided to the employees, such as healthcare plans.

Depreciation

Depreciation relates to the depreciation of systems, equipment and other assets related to contracts over their estimated useful life and, to a lesser extent, depreciation of property, plant, and equipment.  Systems, equipment and other assets relate to assets that primarily support our operating contracts and facilities management contracts.  The cost of such assets generally comprises (1) hard costs (for example—terminals, mainframe computers, and communications equipment) which are generally depreciated over the base term of the contract plus any extension period defined in the contract, up to a maximum of ten years and (2) soft costs (for example—software development) which are generally depreciated over the base term of the contract defined in the contract, up to a maximum of ten years.

Amortization

Amortization expense relates to the amortization of intangible assets over their estimated useful life.  Our amortization expense primarily relates to concessions and licenses and, to a lesser extent, customer contracts, capitalized computer software and sports betting and horse racing betting rights.

Impairment Loss (Recovery), Net

Impairment loss (recovery), net relates to the net amount of impairment losses and recoveries of impairment losses.  Impairment losses relate to the write-down of systems, equipment and other assets related to contracts, intangible assets and investments in associates and joint ventures.  In circumstances where there is objective evidence that the impairment loss no longer exists, we record an impairment recovery.

Capitalization of Internal Construction Costs

Capitalization of internal construction costs primarily comprises internal personnel costs and, to a lesser extent, overhead costs incurred in the construction of assets for facilities management contracts and product sale contracts.  These costs are principally recorded within Personnel in our consolidated income statement.  The costs directly related to the construction of such assets is credited to the income statement in the line item “Capitalization of internal construction costs” and recorded in the statement of financial position as follows:

•                  Facilities management contracts:  internal labor and overhead costs directly related to the construction of assets under facility management contracts are capitalized as “Systems equipment and other assets related to contracts” in our consolidated statements of financial position.  During the construction phase such costs are recorded as “Contracts in Progress,” and once the asset becomes available for use such costs are reclassified to the appropriate category within “Systems equipment and other assets related to contracts.”  The majority of costs relate to terminals and systems. Depreciation of the asset commences once the asset enters into operation.

•                  Product sales contracts:  internal labor and overhead costs directly related to the construction of assets for product sales contracts are recorded as inventories on our consolidated statements of financial position.  Once the revenue recognition criteria have been met, the cost is transferred from inventories to cost of product sales within the consolidated income statement caption “Raw materials, services and other costs.”

Unusual Expense, Net

Starting from the preparation of the unaudited interim condensed consolidated income statement for the three months ended September 30, 2014, we have presented “Unusual expense, net” as a separate line item on our consolidated income statement.  Unusual items recorded within this line item include transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses.  Such items are classified as unusual as they are only incidentally related to our ordinary activities, are not expected to occur frequently, and hinder comparability of our period-over-period performance.  Due to the significance and magnitude of these items, we believe that separate identification of this line item allows the users of the financial statements to take them into appropriate consideration when analyzing our performance and assists them in understanding our financial performance period over period.

Non-Operating Costs

Interest Income

Interest income comprises the interest which we earn on cash and financial assets.

Equity Loss, Net

Equity loss, net comprises our share of the results of operations of associates and joint ventures over which we have significant influence but not control or joint control.

Other Income

Other income primarily relates to non-operating gains such as discounts taken.

Other Expense

Other expense primarily relates to non-operating costs such as securitization and other financing fees.

Foreign Exchange Loss, Net

Foreign exchange loss, net represents the gain or loss on transactions in currencies other than an entity’s functional currency.

Interest Expense

Interest expense relates to the interest costs in connection with our financial liabilities.

Other Measures

We also use certain additional key performance indicators and terminology, which in our view are useful in explaining the trends of our business, including:

Constant Currency Information

The “Consolidated Results” discussion below includes information calculated at constant currency.  We calculate constant currency by applying the prior-year/period average exchange rates to current financial data expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations originating from translating the income statement of our foreign entities into the euro.  These constant currency measures are non-GAAP measures.  Although we do not believe that these measures are a substitute for GAAP measures, we do believe that such results excluding the impact of currency fluctuations period-on-period provide additional useful information to investors regarding our operating performance on a local currency basis.

For example, if an entity with U.S. dollar functional currency recorded net revenues of U.S. $100 million for 2014 and 2013, we would report €75.2 million in net revenues for 2014 (using an average exchange rate of 1.33) compared to €76.9 million for 2013 (using an average exchange rate of 1.30).  The constant currency presentation would translate the 2014 net revenue using the 2013 exchange rates, and indicate that the underlying net revenue on a constant currency basis were unchanged year-on-year.  We present such information in order to assess how the underlying business has performed prior to the translation impact of fluctuations in foreign currency exchange rates.

Same Store Revenue

We refer to the growth in sales from existing customers as same store revenue.  Revenue generated from new customers are referred to as “new contracts” or “contract wins.”

Late Numbers

If one of the 90 numbers of the Lotto game in Italy has not been drawn for one hundred drawings, it becomes a late number, or a “centenarian.”  We believe that consumers in Italy monitor late numbers and wager more on them than on other numbers, although the probability for a number to be drawn is always the same, being it a centenarian or not.  Our service revenue is favorably impacted by an increase in late number wagers as is the case when there is a good pipeline of late numbers.

Comparison of the Year Ended December 31, 2014 and 2013

	For the Year Ended
	December 31, 2014		December 31, 2013
(€ thousands)	€	% of Revenue	€	% of Revenue
Service revenue	2,815,410	91.7	2,783,727	90.9
Product sales	254,243	8.3	279,107	9.1
Total revenue	3,069,653	100.0	3,062,834	100.0
Raw materials, services and other costs	1,548,934	50.5	1,585,303	51.8
Personnel	571,618	18.6	568,266	18.6
Depreciation	249,477	8.1	254,599	8.3
Amortization	206,336	6.7	189,684	6.2
Impairment loss (recovery), net	(2,195)	(0.1)	6,058	0.2
Capitalization of internal construction costs	(100,788)	(3.3)	(100,208)	(3.3)
Unusual expense, net	29,242	1.0	—	0.0
	2,502,624	81.5	2,503,702	81.7
Operating income	567,029	18.5	559,132	18.3
Interest income	3,658	0.1	3,334	0.1
Equity loss, net	(1,514)	0.0	(965)	0.0
Other income	4,007	0.1	1,131	0.0
Other expense	(79,977)	(2.6)	(11,177)	(0.4)
Foreign exchange loss, net	(1,413)	0.0	(2,309)	(0.1)
Interest expense	(204,211)	(6.7)	(163,074)	(5.3)
	(279,450)	(9.1)	(173,060)	(5.7)
Income before income tax expense	287,579	9.4	386,072	12.6
Income tax expense	189,970	6.2	180,837	5.9
Net income	97,609	3.2	205,235	6.7
Attributable to:
Owners of the parent	83,309	2.7	175,434	5.7
Non-controlling interest	14,300	0.5	29,801	1.0
	97,609	3.2	205,235	6.7

Service Revenue

	For the Year Ended
	December 31,		Change
(€ thousands)	2014	2013	€	%
Operating Segments
Italy	1,742,632	1,734,246	8,386	0.5
Americas	827,564	800,959	26,605	3.3
International	244,666	247,980	(3,314)	(1.3)
	2,814,862	2,783,185	31,677	1.1
Purchase accounting	548	542	6	1.1
	2,815,410	2,783,727	31,683	1.1

Service revenue in 2014 increased by €31.7 million, or 1.1% compared to 2013.  On a constant currency basis, service revenue in 2014 increased by €34.6 million, or 1.2% compared to 2013.

Service revenue in the Italy segment in 2014 increased by €8.4 million, or 0.5% compared to 2013, principally driven by an increase in sports betting revenues of €19.8 million, which were partially offset by a decrease in machine gaming revenues of €11.0 million.

Service revenue in the Americas segment in 2014 increased by €26.6 million, or 3.3%, compared to 2013, principally driven by an increase in lottery service revenues of €17.8 million and a net increase of €5.7 million in service revenues from Lottery Management Services agreements in New Jersey, Illinois, and Indiana.  These increases were partially offset by unfavorable foreign exchange impacts of €5.0 million.  On a constant currency basis, service revenue in the Americas segment increased by €31.6 million, or 3.9% compared to 2013.

Service revenue in the International segment decreased by €3.3 million, or 1.3% compared to 2013, principally driven by a decrease in lottery service revenues of €7.6 million.  On a constant currency basis, service revenues in the International segment in 2014 decreased by €5.7 million, or 2.3% compared to 2013.

Further information on the key performance drivers related to service revenues is provided in the Operating segment section of this report.

Product Sales

	For the Year Ended
	December 31,		Change
(€ thousands)	2014	2013	€	%
Americas	161,139	193,126	(31,987)	(16.6)
International	90,556	83,137	7,419	8.9
Italy	2,548	2,844	(296)	(10.4)
	254,243	279,107	(24,864)	(8.9)

Product sales fluctuate from period to period due to the mix, volume and timing of product sales transactions.  Product sales in 2014 decreased by €24.9 million, or 8.9% compared with 2013.  On a constant currency basis, product sales in 2014 decreased by €19.3 million, or 6.9% compared to 2013.

Product sales in the Americas segment in 2014 decreased by €32.0 million, or 16.6% compared to 2013, principally driven by a decrease in machine gaming sales associated with the Canadian VLT replacement cycle, principally to customers in Quebec and Saskatchewan and unfavorable foreign exchange impacts.  These decreases were partially offset by an increase in 2014 in Lottery product sales principally to customers in California and Pennsylvania.  On a constant currency basis, product sales in 2014 decreased by €25.0 million or 12.9% compared to 2013.

Product sales in the International segment in 2014 increased by €7.4 million, or 8.9% compared to 2013, principally driven by an increase in Lottery product sales of €6.7 million.  On a constant currency basis, product sales in 2014 increased by €5.9 million or 7.1% compared to 2013.

Further information on the key performance drivers related to product sales is provided in the Operating segment section of this report.

Raw materials, services and other costs

	For the Year Ended
	December 31,		Change
(€ thousands)	2014	2013	€	%
Operating expenses	778,785	813,594	(34,809)	(4.3)
Outside services	258,247	234,603	23,644	10.1
Cost of product sales	145,089	161,176	(16,087)	(10.0)
Consumables	116,669	125,664	(8,995)	(7.2)
Insurance, taxes and other	103,621	100,817	2,804	2.8
Occupancy	67,716	59,161	8,555	14.5
Telecommunications	52,002	57,794	(5,792)	(10.0)
Travel	26,354	31,246	(4,892)	(15.7)
Write-down of inventories	451	1,248	(797)	(63.9)
	1,548,934	1,585,303	(36,369)	(2.3)

Raw materials, services and other costs in 2014 decreased by €36.4 million, or 2.3% compared to 2013, principally driven by a decrease in Operating expenses and Cost of product sales, which were partially offset by a €23.6 million increase in Outside services costs.  As a percentage of revenues, raw materials, services and other costs amounted to 50.5% and 51.8% in 2014 and 2013, respectively.  On a constant currency basis, Raw materials, services and other costs in 2014 decreased by €31.7 million, or 2.0% compared to 2013.

Operating expenses in 2014 decreased by €34.8 million driven by a €46.7 million decrease in the Italy segment principally related to the €30.0 million provision for AWP litigation, which was recorded in the third quarter of 2013.

Cost of product sales in 2014 decreased by €16.1 million principally due to the €24.9 million decrease in product sales.  As a percentage of revenues from product sales, cost of product sales amounted to 57.1% and 57.7% in 2014 and 2013, respectively.

Outside services costs in 2014 increased by €23.6 million principally related to €12.0 million of costs which are principally reimbursable, associated with Lottery Management Services Agreements in New Jersey and Indiana which commenced operations on October 1, 2013 and July 1, 2013, respectively; and an increase of €14.1 million of cost in the Italy segment principally related to the reclassification of certain items to better reflect the nature of the costs.

Personnel

	For the Year Ended
	December 31,		Change
(€ thousands)	2014	2013	€	%
Payroll	420,202	413,306	6,896	1.7
Incentive compensation	50,918	53,536	(2,618)	(4.9)
Statutory benefits	40,791	42,543	(1,752)	(4.1)
Company benefits	36,514	35,288	1,226	3.5
Share-based payment	7,768	8,611	(843)	(9.8)
Net benefits for staff severance fund	4,861	4,887	(26)	(0.5)
Other	10,564	10,095	469	4.6
	571,618	568,266	3,352	0.6

Personnel expense in 2014 increased by €3.4 million, or 0.6% compared to 2013.  On a constant currency basis, Personnel expense in 2014 increased by €2.5 million, or 0.4% compared to 2013.

The increase in Personnel expense of €3.4 million in 2014 was principally driven by an increase in payroll expense of €6.9 million related to annual salary increases, partially offset by a decrease of €2.6 million in incentive compensation which is performance based and a decrease in statutory benefits of €1.8 million due to a reduction in employees at our Vaxjo Office in Sweden in October 2013 related to the outsourcing of certain interactive gaming activities previously conducted internally in Sweden.  Our average number of employees during 2014 and 2013 was 8,737 and 8,726, respectively.  As a percentage of revenues, personnel costs amounted to 18.6% in both 2014 and 2013.

Depreciation

	For the Year Ended
	December 31,		Change
(€ thousands)	2014	2013	€	%
Systems, equipment and other assets related to contracts	235,791	241,257	(5,466)	(2.3)
Property, plant and equipment	13,686	13,342	344	2.6
	249,477	254,599	(5,122)	(2.0)

Depreciation expense in 2014 decreased by €5.1 million, or 2.0% compared to 2013, principally driven by changes to the estimated useful lives of Machine Gaming terminals in the Italy segment and lottery system assets in the Americas segment to reflect the longer useful lives that we determined were associated with those assets.  We periodically evaluate the useful lives of assets used in our business and make appropriate adjustments to useful lives whenever necessary.

Amortization

	For the Year Ended
	December 31,		Change
(€ thousands)	2014	2013	€	%
Amortization expense	206,336	189,684	16,652	8.8
	206,336	189,684	16,652	8.8

Amortization expense in 2014 increased by €16.7 million, or 8.8% compared to 2013, driven by an increase in amortization expense of €5.7 million in the Italy segment related to the acquisition of intangible assets in 2013 and 2014, principally composed of concessions and licenses, software and sports betting rights, and an increase in amortization expense of €4.6 million in the Americas segment related to the June 2013 upfront payment of $120 million (€91.7 million) required under the Services Agreement that Northstar New Jersey Lottery Group, LLC signed with the State of New Jersey to manage a wide range of the lottery’s marketing, sales and related functions.  Amortization of the upfront payment commenced in October 2013.

Capitalization of Internal Construction Costs

	For the Year Ended
	December 31,		Change
(€ thousands)	2014	2013	€	%
Capitalization of internal construction costs	(100,788)	(100,208)	580	0.6
	(100,788)	(100,208)	580	0.6

Capitalization of internal construction costs fluctuates based on the volume and timing of new business and requirements of existing customers.  Capitalization of internal construction costs in 2014 increased by €0.6 million, or 0.6% compared to 2013.

Unusual Expense, Net

	For the Year Ended
	December 31,		Change
(€ thousands)	2014	2013	€	%
IGT acquisition costs	34,986	—	34,986	—
Gain on sale of ticketing business	(5,744)	—	(5,744)	—
	29,242	—	29,242	—

On July 15, 2014, we entered into an Agreement and Plan of Merger with IGT.  We recorded €35.0 million of professional fees and expenses related to the potential acquisition of IGT in 2014.

In July 2014, we sold our sports and events ticketing business (“LisTicket”) to the international operator TicketOne, CTS Eventim Group for €13.9 million and recorded a gain on the sale of €5.7 million.

Operating Income

Operating income in 2014 was €567.0 million, an increase of €7.9 million, or 1.4% compared to 2013.  The increase was principally due to an increase in operating income of €43.8 million in the Italy segment, principally driven by the absence of the provision of €30.0 million for AWP litigation, which was recorded in the third quarter of 2013.  Operating income also benefited from an increase in operating income in the International segment of €23.1 million principally related to the increase in product sales and a change in contract terms with a European lottery customer, which lowered revenue yet increased profit.  These increases were partially offset by a decrease of €33.6 million in operating income from the Americas segment principally due to a decrease of €41.1 million from Lottery Management Services agreements in Indiana, Illinois and New Jersey related to non-reimbursable expenses and contractual penalties associated with minimum profit level guarantees.  Operating income was further impacted by an increase in corporate support expenses of €27.1 million principally driven by €35.0 million of professional fees and expenses related to the planned acquisition of IGT.  Operating margins were 18.5% in 2014 compared to 18.3% in 2013.  On a constant currency basis, operating income would have increased marginally to €573.6 million.

Other Expense

	For the Year Ended
	December 31,		Change
(€ thousands)	2014	2013	€	%
Make-whole	(72,999)	—	72,999	—
Unamortized debt issuance cost	(2,621)	—	2,621	—
Swap gain	8,321	—	(8,321)	—
Subtotal 2009 Notes (due 2016)	(67,299)	—	67,299	—

Unamortized debt issuance costs — Facilities	(2,837)	—	2,837	—
Other	(9,841)	(11,177)	(1,336)	(12.0)
	(79,977)	(11,177)	68,800	>200.0

Other expense in 2014 increased by €68.8 million compared to 2013, driven by certain refinancing activities related to the planned acquisition of IGT, including the early extinguishment of the 2009 Notes (due 2016) and the refinancing of the existing Facilities as detailed in the table above.

Interest Expense

	For the Year Ended
	December 31,		Change
(€ thousands)	2014	2013	€	%
Capital Securities	(64,531)	(64,531)	—	—
Bridge Facility	(41,753)	—	41,753	—
2009 Notes (due 2016)	(34,501)	(37,395)	(2,894)	(7.7)
2010 Notes (due 2018)	(28,041)	(27,696)	345	1.2
2012 Notes (due 2020)	(18,852)	(18,509)	343	1.9
Facilities	(11,463)	(11,360)	103	0.9
Other	(5,070)	(3,583)	1,487	41.5
	(204,211)	(163,074)	41,137	25.2

Interest expense in 2014 increased by €41.1 million, or 25.2% compared to 2013, driven by interest expense of €41.8 million associated with the Bridge Facility we entered into in connection with the planned acquisition of IGT.  Interest expense on the 2009 Notes (due 2016) decreased by €2.9 million due to their early redemption on December 8, 2014.  See “—B. Liquidity and Capital Resources—Credit Facilities and Indebtedness” of this report for the terms of our debt instruments.

Income Tax Expense

	For the Year Ended
	December 31,
(€ thousands, except percentages)	2014	2013
Income tax expense	189,970	180,837
Income before income tax expense	287,579	386,072
Effective income tax rate	66.1%	46.8%

Our effective income tax rate of 66.1% was higher than the effective income tax rate of 46.8% for the prior year principally due to Italian capital gains tax associated with the reorganization of our Italian business, a tax audit settlement in Italy and non-deductible acquisition costs on the planned acquisition of IGT.

Operating Segment Results

The following section sets forth an overview of our revenue and operating income by operating segment.

	For the Year Ended
	December 31, 2014				December 31, 2013				Change
(€ thousands)	Italy	Americas	International	Total	Italy	Americas	International	Total	Italy	Americas	International	Total
Service revenue
Lottery	795,097	606,521	170,568	1,572,186	785,046	588,406	175,730	1,549,182	10,051	18,115	(5,162)	23,004
Lottery Management Services	—	95,467	—	95,467	—	91,402	—	91,402	—	4,065	—	4,065
Total Lottery	795,097	701,988	170,568	1,667,653	785,046	679,808	175,730	1,640,584	10,051	22,180	(5,162)	27,069
Machine Gaming	569,918	79,811	24,910	674,639	580,874	74,899	27,098	682,871	(10,956)	4,912	(2,188)	(8,232)
Sports Betting	178,533	2,944	7,864	189,341	158,739	2,463	5,937	167,139	19,794	481	1,927	22,202
Commercial Services	127,677	36,209	18,161	182,047	132,111	37,907	19,234	189,252	(4,434)	(1,698)	(1,073)	(7,205)
Interactive Gaming	71,407	6,612	23,163	101,182	77,476	5,882	19,981	103,339	(6,069)	730	3,182	(2,157)
Total service revenue	1,742,632	827,564	244,666	2,814,862	1,734,246	800,959	247,980	2,783,185	8,386	26,605	(3,314)	31,677

Product sales
Lottery	—	56,154	27,290	83,444	—	35,480	20,219	55,699	—	20,674	7,071	27,745
Machine Gaming	2,548	104,985	54,879	162,412	2,844	157,646	58,862	219,352	(296)	(52,661)	(3,983)	(56,940)
Sports Betting	—	—	6,147	6,147	—	—	3,390	3,390	—	—	2,757	2,757
Interactive Gaming	—	—	2,240	2,240	—	—	666	666	—	—	1,574	1,574
Total product sales	2,548	161,139	90,556	254,243	2,844	193,126	83,137	279,107	(296)	(31,987)	7,419	(24,864)

Total segment revenue	1,745,180	988,703	335,222	3,069,105	1,737,090	994,085	331,117	3,062,292	8,090	(5,382)	4,105	6,813

Purchase accounting				548				542				6
Total revenue				3,069,653				3,062,834				6,819

Segment operating income	543,467	88,599	73,756	705,822	499,661	122,164	50,655	672,480	43,806	(33,565)	23,101	33,342
Corporate support(1)				(83,170)				(56,065)				(27,105)
Purchase accounting				(55,623)				(57,283)				1,660

Operating income				567,029				559,132				7,897

Segment operating margin	31.1%	9.0%	22.0%	23.0%	28.8%	12.3%	15.3%	22.0%

Operating income margin				18.5%				18.3%

(1) Corporate support expenses are principally comprised of general and administrative expenses and other expenses that are managed at the corporate level, including Restructuring, Corporate Headquarters and board of directors expenses.

Italy segment

Revenues in the Italy segment in 2014, increased by €8.1 million, or 0.5% compared to 2013.  Revenues in the Italy segment are predominantly euro based and therefore an analysis of revenues at constant currency is not presented below.

Service Revenue

Service revenue in the Italy segment in 2014 increased by €8.4 million, or 0.5% compared to 2013, driven by an increase in Sports Betting service revenues of €19.8 million partially offset by a decrease of €11.0 million in Machine Gaming revenue.  The movements in service revenues for each of the core activities within the Italy segment are discussed below.

Lottery service revenue in the Italy segment increased by €10.1 million, or 1.3% compared to 2013, as an increase in service revenue from Lotto was partially offset by a decrease in instant tickets revenue.  The following table sets forth an analysis of our Lottery service revenues in the Italy segment:

	For the Year Ended
	December 31,		Change
(€ thousands)	2014	2013	€	%
Service revenue
Lotto	424,932	407,612	17,320	4.2
Instant tickets	370,165	377,434	(7,269)	(1.9)
Lottery	795,097	785,046	10,051	1.3

Lotto

Lotto service revenue in 2014 increased by €17.3 million, or 4.2% compared to 2013, due to an increase in core wagers driven by higher wagers from successful product innovation in 10eLotto, which was partially offset by a decrease in late number wagers as detailed below:

	For the Year Ended
	December 31,		Change
(€ millions)	2014	2013	Wagers	%
Core wagers	6,170.6	5,678.5	492.1	8.7
Wagers for late numbers	458.7	654.2	(195.5)	(29.9)
	6,629.3	6,332.7	296.6	4.7

Instant tickets

Instant ticket service revenue in 2014 decreased by €7.3 million, or 1.9% compared to 2013, principally due to a 3.4% decrease in the number of tickets sold which was only partially offset by a 1.6% increase in the average price point (the average value of the ticket sold), as detailed below.

	For the Year Ended
	December 31,		Change
	2014	2013	Amount	%
Total sales (in millions)	€9,403.3	€9,573.8	€(170.5)	(1.8)
Total tickets sold (in millions)	1,902.9	1,970.8	(67.9)	(3.4)
Average price point	€4.94	€4.86	€0.08	1.6

Machine Gaming

Machine Gaming service revenue in 2014 decreased by €11.0 million, or 1.9% compared to 2013, primarily due to an 8.0% decrease in wagers as detailed below.  The decrease in wagers was driven by a 13.3% decrease in VLT wagers and a 0.5% decrease in AWP Wagers.  The 8.0% decrease in wagers did not result in a proportional impact on service revenues due to the increase in AWP wagers as a percentage of overall wagers, and a resulting change in the mix.  In particular, due to the nature of the product, a higher proportion of AWP wagers are converted into revenue.  In the year ended December 31, 2014, AWP wagers represented 44.6% of our total wagers compared to 41.2% in 2013.  This change in mix had a positive impact on service revenues.

	For the Year Ended
	December 31,		Change
(€ millions)	2014	2013	Amount	%
VLT wagers	5,599.9	6,458.5	(858.6)	(13.3)
AWP wagers	4,510.9	4,532.4	(21.5)	(0.5)
Total wagers	10,110.8	10,990.9	(880.1)	(8.0)
(Installed at the end of December)
VLTs installed	10,956	10,596	360	3.4
AWP machines installed	65,316	70,203	(4,887)	(7.0)
Total machines installed	76,272	80,799	(4,527)	(5.6)

Total wagers and machines installed correspond to the management of VLTs and AWPs under our concession.

Sports Betting

Sports Betting service revenue in 2014 increased by €19.8 million, or 12.5% compared to 2013, principally due to the 14.7% increase in wagers (as detailed below), including the introduction of virtual betting in the first quarter of 2014, which was offset by an increase in the payout percentage (80.2% in 2014; 79.4% in 2013).

	For the Year Ended
	December 31,		Change
(€ millions)	2014	2013	Wagers	%
Fixed odds sports betting and other wagers	893.3	778.5	114.8	14.7

Commercial Services

Commercial Services service revenue in 2014 decreased by €4.4 million, or 3.4% compared to 2013, principally due to a decrease in the number of transactions processed.

Interactive Gaming

Interactive Gaming service revenue in 2014 decreased by €6.1 million, or 7.8% compared to 2013, driven by a 9.0% decrease in game wagers principally resulting from a decrease in poker wagers.

	For the Year Ended
	December 31,		Change
(€ millions)	2014	2013	Wagers	%
Interactive game wagers	1,812.2	1,990.9	(178.7)	(9.0)

Product Sales

Product sales in the Italy segment amounted to €2.5 million and €2.8 million in 2014 and 2013, respectively.

Segment operating income

Operating income in the Italy segment in 2014 increased by €43.8 million, or 8.8% compared to 2013, while segment operating margin amounted to 31.1% and 28.8% in 2014 and 2013, respectively, principally driven by:

•                  An increase of €30.0 million associated with the absence of the 2013 Machine Gaming settlement of AWP litigation in 2013;

•                  An increase of €24.6 million associated with Lotto due to an increase in wagers and cost optimization.

Americas segment

Revenue in the Americas segment in 2014 decreased by €5.4 million, or 0.5% compared to 2013, driven by a €32.0 million decrease in product sales, partially offset by a €26.6 million increase in service revenue.  At constant currency, revenue in the Americas segment in 2014 increased by €6.7 million, or 0.7% compared to 2013.

Service revenue

Service revenue in the Americas segment in 2014 increased by €26.6 million, or 3.3% (€31.6 million or 3.9% at constant currency) compared to 2013.

The following table sets forth changes in service revenue for 2014 compared to 2013, on a constant currency basis:

	Service Revenue Change
(€ thousands)	Constant Currency	Foreign Currency	Change
Lottery	17,789	326	18,115
Lottery Management Services	5,721	(1,656)	4,065
Machine Gaming	5,589	(677)	4,912
Commercial Services	1,126	(2,824)	(1,698)
Interactive Gaming	897	(167)	730
Sports Betting	515	(34)	481
	31,637	(5,032)	26,605

The principal drivers of the €26.6 million increase in service revenue were as follows:

•                  An increase in Lottery service revenue of €17.8 million driven by:

•                  An increase of €6.1 million related to new lottery contracts in Indiana, Costa Rica and Colorado;

•                  An increase of €5.2 million due to contractual rate changes with customers in the United States;

•                  An increase of €4.4 million related to additional equipment provided to a customer in the United States.

•                  A net increase of €5.7 million in Lottery Management Services revenues, related to a full year of service revenue in 2014 from the New Jersey and Indiana agreements which commenced operations on October 1, 2013 and July 1, 2013, respectively, partially offset by decreases in service revenue of €14.8 million and €13.9 million related to the minimum profit level guarantees we provided the States of Illinois and Indiana, respectively;

•                  An increase of €5.6 million in Machine Gaming service revenue associated with increased machine placements in North America;

•                  A decrease of €5.0 million related to unfavorable foreign exchange impacts.

Product Sales

Product sales in the Americas segment in 2014 decreased by €32.0 million, or 16.6% (€25.0 million or 12.9% at constant currency) compared to 2013.

The following table sets forth changes in product sales for year ended December 31, 2014 compared to the same period in 2013 on a constant currency basis:

	Product Sales Change
(€ thousands)	Constant Currency	Foreign Currency	Change
Machine Gaming	(48,611)	(4,050)	(52,661)
Lottery	23,637	(2,963)	20,674
	(24,974)	(7,013)	(31,987)

The principal drivers of the €32.0 million decrease in product sales were as follows:

•                  A decrease of €48.6 million in sales of Machine Gaming equipment principally related to the winding down of the Canadian replacement cycle;

•                  A decrease of €7.0 million related to unfavorable foreign exchange impacts;

•                  An increase of €23.6 million in Lottery product sales principally associated with sales to customers in California and Pennsylvania.

Segment operating income

Operating income in the Americas segment in 2014 decreased by €33.6 million, or 27.5% (€28.7 million, or 23.5% on a constant currency basis) compared to 2013, while segment operating margin decreased from 12.3% in 2013 to 9.0% in 2014.  The decrease in segment operating income was principally driven by:

•                  A decrease of €38.2 million associated with Lottery Management Service agreements in Illinois, Indiana (which commenced operations on July 1, 2013) and New Jersey (which commenced operations on October 1, 2013) principally related to the settlement with the State of Illinois and the impact of the minimum profit level guarantee in the State of Indiana;

•                  A decrease of €7.9 million associated with the €32.0 million decrease in product sales.

International segment

Revenue in the International segment in 2014 increased by €4.1 million, or 1.2% compared to 2013, driven by a €7.4 million increase in product sales, partially offset by a €3.3 million decrease in service revenue.  At constant currency, revenue in the International segment in 2014 increased by €0.2 million, or 0.1%.

Service revenue

Service revenue in the International segment in 2014 decreased by €3.3 million, or 1.3% (€5.7 million or 2.3% at constant currency) compared to 2013.

The following table sets forth changes in service revenue for 2014 compared to 2013, on a constant currency basis:

	Service Revenue Change
(€ thousands)	Constant Currency	Foreign Currency	Change
Lottery	(7,605)	2,443	(5,162)
Machine Gaming	(1,315)	(873)	(2,188)
Commercial Services	(1,096)	23	(1,073)
Sports Betting	1,537	390	1,927
Interactive Gaming	2,797	385	3,182
	(5,682)	2,368	(3,314)

The principal drivers of the €3.3 million decrease in service revenue were as follows:

•                  A decrease in Lottery service revenue of €7.6 million driven by a decrease of €8.0 million related to a  change in contract terms with a European lottery customer which lowered revenue yet increased profit;

•                  An increase of €2.4 million related to unfavorable foreign exchange impacts;

•                  An increase in Interactive Gaming service revenue of €2.8 million related to a new contract in Norway.

Product Sales

Product sales in the International segment in 2014 increased by €7.4 million, or 8.9% (€5.9 million or 7.1% at constant currency) compared to 2013.

The following table sets forth changes in product sales for 2014 compared to 2013, on a constant currency basis:

	Product Sales Change
(€ thousands)	Constant Currency	Foreign Currency	Change
Lottery	6,692	379	7,071
Sports Betting	2,337	420	2,757
Interactive Gaming	1,528	46	1,574
Machine Gaming	(4,691)	708	(3,983)
	5,866	1,553	7,419

The principal drivers of the €7.4 million increase in product sales were as follows:

•                  An increase in Lottery sales of €6.7 million due to a sale to our customer in Belgium, partially offset by the absence of prior year sales to customers in New Zealand, Singapore and Turkey;

•                  An increase of €2.3 million in Sports Betting sales;

•                  A decrease of €4.7 million in Machine Gaming sales due to a decrease in sales of games to our distributor in Italy partially offset by an increase in commercial gaming sales in Europe.

Segment operating income

Operating income in the International segment in 2014 increased by €23.1 million, or 45.6% (€21.8 million, or 43.1% on a constant currency basis) compared to 2013, while segment-operating margin increased from 15.3% in 2013 to 22.2% in 2014.

Comparison of the year ended December 31, 2013 and 2012

	For the Year Ended
	December 31, 2013		December 31, 2012
(€ thousands)	€	% of Revenue	€	% of Revenue
Service revenue	2,783,727	90.9	2,822,279	91.8
Product sales	279,107	9.1	253,406	8.2
Total revenue	3,062,834	100.0	3,075,685	100.0

Raw materials, services and other costs	1,585,303	51.8	1,611,173	52.4
Personnel	568,266	18.6	539,346	17.5
Depreciation	254,599	8.3	249,921	8.1
Amortization	189,684	6.2	185,909	6.0
Impairment loss, net	6,058	0.2	6,227	0.2
Capitalization of internal construction costs	(100,208)	(3.3)	(100,038)	(3.3)
	2,503,702	81.7	2,492,538	81.0

Operating income	559,132	18.3	583,147	19.0

Interest income	3,334	0.1	2,462	0.1
Equity income (loss)	(965)	0.0	1,015	0.0
Other income	1,131	0.0	3,686	0.1
Other expense	(11,177)	(0.4)	(9,729)	(0.3)
Foreign exchange loss, net	(2,309)	(0.1)	(1,214)	0.0
Interest expense	(163,074)	(5.3)	(155,364)	(5.1)
	(173,060)	(5.7)	(159,144)	(5.2)

Income before income tax expense	386,072	12.6	424,003	13.8

Income tax expense	180,837	5.9	158,778	5.2
Net income	205,235	6.7	265,225	8.6

Attributable to:
Owners of the parent	175,434	5.7	233,136	7.6
Non-controlling interests	29,801	1.0	32,089	1.0
	205,235	6.7	265,225	8.6

Service revenue

	For the Year Ended
	December 31,		Change
(€ thousands)	2013	2012	€	%
Operating segment
Italy	1,734,246	1,807,282	(73,036)	(4.0)
Americas	800,959	755,727	45,232	6.0
International	247,980	258,914	(10,934)	(4.2)
	2,783,185	2,821,923	(38,738)	(1.4)
Purchase accounting	542	356	186	52.2
	2,783,727	2,822,279	(38,552)	(1.4)

Service revenue decreased by €38.6 million, or 1.4% compared to the same period in 2012.  At constant currency, service revenue decreased by €3.9 million, or less than 1% compared to the same period in 2012.

Service revenue in the Italy segment decreased by €73.0 million, or 4.0% compared to the same period in 2012, principally driven by a decrease in Machine Gaming revenues of €84.0 million due to an increase in machine gaming tax; a decrease in instant ticket revenues of €4.8 million related to a decrease in instant tickets sold; and lower Interactive Gaming revenues of €9.8 million related to a decrease in game wagers principally resulting from lower poker wagers.  These decreases were partially offset by an increase in Sports Betting revenues of €18.9 million related to a lower payout percentage, which was partially offset by a decrease in Sports Betting wagers and an increase in Lotto service revenue of €5.8 million due to an increase in late numbers wagers.

Service revenue in the Americas segment increased by €45.2 million, or 6.0%, compared to the same period in 2012, principally driven by a 3.1% increase on Lottery same store revenue; the commencement of Lottery Management Services agreements in New Jersey and Indiana on October 1, 2013 and July 1, 2013, respectively and an increase in service revenue related to other new contracts in Indiana and Costa Rica.  These increases were partially offset by unfavorable foreign exchange impacts.  On a constant currency basis, service revenue in the Americas segment increased by €74.5 million, or 9.9% compared to the same period in 2012.

Service revenue in the International segment decreased by €10.9 million, or 4.2% compared to the same period in 2012, principally due to a decrease in Interactive Gaming service revenue and unfavorable foreign exchange impacts.  These decreases were partially offset by increases in Machine Gaming service revenue.  On a constant currency basis, service revenue in the International segment decreased by €5.9 million, or 2.3% compared to the same period in 2012.

Further information on the key performance drivers related to service revenues is provided in the Operating segment section of this report.

Product Sales

	For the Year Ended
	December 31,		Change
(€ thousands)	2013	2012	€	%
Operating segment
Americas	193,126	116,702	76,424	65.5
International	83,137	128,055	(44,918)	(35.1)
Italy	2,844	8,649	(5,805)	(67.1)
	279,107	253,406	25,701	10.1

Product sales fluctuate from period to period due to the mix, volume and timing of product sales transactions.  Product sales increased by €25.7 million, or 10.1% compared to the same period in 2012.

Product sales in the Americas segment increased by €76.4 million, or 65.5% compared to the same period in 2012, principally driven by an increase in sales of Machine Gaming equipment related to the Canadian VLT replacement cycle in 2013.

Product sales in the International segment decreased by €44.9 million, or 35.1% compared to the same period in 2012, when we recorded significant product sales to customers in the United Kingdom, France, Turkey and Lithuania, which did not recur in 2013.

Further information on the key performance drivers related to product sales is provided in the Operating segment section of this report.

Raw Materials, Services and Other Costs

	For the Year Ended
	December 31,		Change
(€ thousands)	2013	2012	€	%
Operating expenses	813,594	845,091	(31,497)	(3.7)
Outside services	234,603	231,416	3,187	1.4
Cost of product sales	161,176	144,445	16,731	11.6
Consumables	125,664	132,908	(7,244)	(5.5)
Insurance, taxes and other	100,817	112,888	(12,071)	(10.7)
Occupancy	59,161	56,216	2,945	5.2
Telecommunications	57,794	55,962	1,832	3.3
Travel	31,246	31,060	186	0.6
Write-down of inventories	1,248	1,187	61	5.1
	1,585,303	1,611,173	(25,870)	(1.6)

Raw materials, services and other costs decreased by €25.9 million, or 1.6% compared to the same period in 2012, principally driven by a decrease in Operating expenses and Insurance, taxes and other expenses which were partially offset by an increase in Cost of product sales.  As a percentage of revenues, raw materials, services and other costs amounted to 51.8% and 52.4% in 2013 and 2012, respectively.  On a constant currency basis, Raw materials, services and other costs decreased by €1.1 million, or 0.1% compared to the same period in 2012.

Operating expenses decreased by €31.5 million, or 3.7% compared to the same period in 2012, principally related to decreases of €34.7 million in the Italy segment, €10.7 million in the Products and Services support organization and €7.2 million of favorable foreign exchange impacts.  These decreases were partially offset by an increase in operating expenses of €6.3 million in the International segment and €15.3 million in the Americas segment.

The decrease in Operating expenses in the Italy segment principally relates to a decrease in variable costs related to the decrease of €84.0 million in Machine Gaming service revenue.  These decreases were partially offset by the €30 million settlement of AWP litigation recorded in 2013.  The decrease in Operating expenses in the Products and Services support organization principally related to a decrease in costs in the Italy segment associated with the renegotiation of information technology contracts.  These decreases were partially offset by increases in Operating expenses of €15.3 million in the Americas segment principally associated with the commencement of Lottery Management Services agreements in New Jersey and Indiana on October 1, 2013 and July 1, 2013, respectively, and an increase in operating expenses of €6.3 million in the International segment principally due to the reclassification in 2013 of certain costs to Outside services to better align them with similar costs incurred by other segments.

Insurance, taxes and other decreased by €12.1 million, or 10.7% compared to the same period in 2012, due to a decrease of €4.8 million in the Americas segment principally related to a provision of €3.0 million for a legal matter in 2012 that did not recur in 2013, a decrease of €3.1 million in the International segment related to the payment of a Spanish Gaming tax in 2012 related to retroactive change in law that did not recur in 2013 and a decrease of €2.9 million in the Italy segment related to a decrease in betting excise taxes.

Cost of product sales increased by €16.7 million in 2013 due to the €25.7 million increase in product sales.  As a percentage of revenues from product sales, cost of product sales amounted to 57.7% in 2013 and 57.0% in 2012.

Personnel

	For the Year Ended
	December 31,		Change
(€ thousands)	2013	2012	€	%
Payroll	413,306	385,188	28,118	7.3
Incentive compensation	53,536	55,450	(1,914)	(3.5)
Statutory benefits	42,543	39,751	2,792	7.0
Company benefits	35,288	32,804	2,484	7.6
Share-based payment	8,611	12,349	(3,738)	(30.3)
Net benefits for staff severance fund	4,887	4,529	358	7.9
Other	10,095	9,275	820	8.8
	568,266	539,346	28,920	5.4

Personnel expense increased by €28.9 million, or 5.4% compared to the same period in 2012.  On a constant currency basis, personnel expenses increased by €42.1 million, or 7.8% compared to the same period in 2012.  The increase in personnel expense relates principally to increases in payroll expense driven by higher average headcount in 2013 compared to 2012.  Our average headcount was 8,726 employees in 2013 compared to 8,310 employees in 2012.

Depreciation

	For the Year Ended
	December 31,		Change
(€ thousands)	2013	2012	€	%
Systems, equipment and other assets related to contracts, net	241,257	236,065	5,192	2.2
Property, plant and equipment	13,342	13,856	(514)	(3.7)
	254,599	249,921	4,678	1.9

Depreciation expense increased by €4.7 million, or 1.9% compared to the same period in 2012, principally driven by increases in depreciation in the Americas and Italy segments of €7.0 million and €3.6 million, respectively, which were partially offset by favorable foreign exchange rates of €4.7 million.

The increases in depreciation in the Americas and Italy segments principally relate to capital expenditures for systems, equipment and other assets related to contracts in 2013 and 2012 as further described in the Capital Expenditures section of this report.

Amortization

	For the Year Ended
	December 31,		Change
(€ thousands)	2013	2012	€	%
Amortization expense	189,684	185,909	3,775	2.0
	189,684	185,909	3,775	2.0

Amortization expense increased by €3.8 million, or 2.0% compared to the same period of 2012.  This increase was principally driven by increases in amortization expense in the Italy and Americas segments of €7.7 million and €1.5 million, respectively, partially offset by a decrease in amortization expense of €2.7 million associated with fully amortized intangible assets related to the acquisition of GTECH Holdings Corporation in August 2006 and favorable foreign exchange rates of €1.4 million.  The increases in amortization expense in the Italy and Americas segments principally relate to spending for intangible assets in 2013 and 2012 as further described in the Capital Expenditures section of this report.

Impairment Loss, Net

	For the Year Ended
	December 31,		Change
	2013	2012	€	%
Systems, equipment and other assets related to contracts, net	6,313	480	5,833	>200.0
Intangible assets, net	2,613	1,082	1,531	141.5
Investment in associates and joint ventures	939	4,481	(3,542)	(79.0)
Recover	(3,807)	184	(3,991)	>200.0
	6,058	6,227	(169)	(2.7)

The 2013 asset impairment loss principally relates to a €6.3 million loss in systems, equipment and other assets related to contracts, net due to the lower expected profitability of a lottery contract over its remaining term in the International segment.  This contract was subsequently renegotiated in 2013, reducing revenues but increasing profitability.  The impairment recovery of €3.8 million in 2013 resulted from the receipt of cash associated with an impairment loss recorded in 2008 related to a lottery system we deployed for an international customer, which has not launched due to a sustained period of political instability.

The 2012 asset impairment loss of €6.2 million principally relates to the lower expected profitability of an equity method joint venture in the International segment due to a delay in governmental approval of an increase in prize payout levels.

Capitalization of Internal Construction Costs

	For the Year Ended
	December 31,		Change
(€ thousands)	2013	2012	€	%
Capitalization of internal construction costs	(100,208)	(100,038)	170	0.2
	(100,208)	(100,038)	170	0.2

Capitalization of internal construction costs fluctuates based on the volume and timing of new business and requirements of existing customers.  Capitalization of internal construction costs increased by €0.2 million, or 0.2% compared to the same period in 2012.

Operating Income

Operating income in 2013 was €559.1 million, a decrease of €24.0 million, or 4.1% compared to the same period in 2012, principally due to lower operating income of €41.9 million in the Italy segment, €4.9 million in the International segment and an increase in corporate support expenses of €14.9 million.  Corporate support expenses increased by €14.9 million, principally due to €14.5 million of restructuring provisions incurred by our Products and Services organization resulting from the 2013 reorganization.  These decreases were partially offset by an increase in operating income in the Americas segment of €33.5 million, principally resulting from the sale of gaming equipment into the Canadian market.  On a constant currency basis, operating income in 2013 would have been €563.4 million.

Interest Expense

	For the Year Ended
	December 31,		Change
(€ thousands)	2013	2012	€	%
Capital Securities	(64,531)	(64,319)	212	0.3
2009 Notes (due 2016)	(37,395)	(38,634)	(1,239)	(3.2)
2010 Notes (due 2018)	(27,696)	(27,652)	44	0.2
2012 Notes (due 2020)	(18,509)	(1,292)	17,217	>200.0
Facilities	(11,360)	(16,703)	(5,343)	(32.0)
Other	(3,583)	(6,764)	(3,181)	(47.0)
	(163,074)	(155,364)	7,710	5.0

Interest expense increased by €7.7 million, or 5.0% compared to the same period of 2012, principally due to a different mix of debt as proceeds from the 2012 Notes (due 2020) issued in December 2012 were used to repay certain outstanding facilities.

Income Tax Expense

	For the Year Ended December 31,
(€ thousands, except percentages)	2013	2012
Income tax expense	180,837	158,778
Income before income tax expense	386,072	424,003
Effective income tax rate	46.8%	37.4%

Our effective income tax rate during 2013 was 46.8% compared to 37.4% during 2012.  The increase in the effective income rate principally relates to the tax settlement that was reached with the Italian Tax Agency (Agenzia delle Entrate) for the settlement of certain tax matters.  In December 2013, IGT PLC (formerly Lottomatica) paid €34.7 million to the Italian Tax Agency in settlement of certain tax matters, of which €28 million involved the corporate reorganization and subsequent restructuring of certain intercompany financing transactions during the years 2007, 2008 and 2009 related to the acquisition of GTECH in 2006.  As required by Italian law, the Italian Tax Agency referred the matter to the Rome Public Prosecutor’s office, which had the obligation to start an investigation on both GTECH’s Chairman and its CEO, respectively, as legal representative of the Company and signatories of the 2007 and 2008 tax declarations.  Charges, if any, would be based on the alleged errors and omissions of the tax declarations during the three years which were already the subject of the settlement by IGT PLC with the Italian Tax Agency.  The investigation remains in process.  Although there can be no assurance, the Company does not believe that it would experience a material adverse effect even if the prosecutor ultimately determines to pursue criminal charges.  Of the €34.7 million settlement, €6.3 million had already been recorded as a provision in previous periods.  Absent this settlement, our effective income tax rate during 2013 was 39.8%, slightly higher than 2012 due to higher foreign losses principally in Spain and the United Kingdom where the future tax benefits of those losses could not be currently recorded.

Operating Segment Results

The following section sets forth an overview of our revenue and operating income by operating segment.

	For the Year Ended
	December 31, 2013				December 31, 2012				Change
(€ thousands)	Italy	Americas	International	Total	Italy	Americas	International	Total	Italy	Americas	International	Total
Service revenue
Lottery	785,046	588,406	175,730	1,549,182	784,114	572,364	180,065	1,536,543	932	16,042	(4,335)	12,639
Lottery Management Services	—	91,402	—	91,402	—	66,226	—	66,226	—	25,176	—	25,176
Total Lottery	785,046	679,808	175,730	1,640,584	784,114	638,590	180,065	1,602,769	932	41,218	(4,335)	37,815
Machine Gaming	580,874	74,899	27,098	682,871	664,918	69,998	21,741	756,657	(84,044)	4,901	5,357	(73,786)
Sports Betting	158,739	2,463	5,937	167,139	139,849	2,223	7,675	149,747	18,890	240	(1,738)	17,392
Commercial Services	132,111	37,907	19,234	189,252	131,122	39,916	18,751	189,789	989	(2,009)	483	(537)
Interactive Gaming	77,476	5,882	19,981	103,339	87,279	5,000	30,682	122,961	(9,803)	882	(10,701)	(19,622)
Total service revenue	1,734,246	800,959	247,980	2,783,185	1,807,282	755,727	258,914	2,821,923	(73,036)	45,232	(10,934)	(38,738)

Product sales
Lottery	—	35,480	20,219	55,699	—	34,286	55,901	90,187	—	1,194	(35,682)	(34,488)
Machine Gaming	2,844	157,646	58,862	219,352	8,649	82,416	65,671	156,736	(5,805)	75,230	(6,809)	62,616
Sports Betting	—	—	3,390	3,390	—	—	2,529	2,529	—	—	861	861
Commercial Services	—	—	—	—	—	—	—	—	—	—	—	—
Interactive Gaming	—	—	666	666	—	—	3,954	3,954	—	—	(3,288)	(3,288)
Total product sales	2,844	193,126	83,137	279,107	8,649	116,702	128,055	253,406	(5,805)	76,424	(44,918)	25,701

Total segment revenue	1,737,090	994,085	331,117	3,062,292	1,815,931	872,429	386,969	3,075,329	(78,841)	121,656	(55,852)	(13,037)

Purchase accounting				542				356				186
Total revenue				3,062,834				3,075,685				(12,851)

Segment operating income	499,661	122,164	50,655	672,480	541,552	88,684	55,578	685,814	(41,891)	33,480	(4,923)	(13,334)
Corporate support(1)				(56,065)				(41,184)				(14,881)
Purchase accounting				(57,283)				(61,483)				4,200

Operating income				559,132				583,147				(24,015)

Segment operating margin	28.8%	12.3%	15.3%	22.0%	29.8%	10.2%	14.4%	22.3%

Operating income margin				18.3%				19.0%

(1) Corporate support expenses are principally comprised of general and administrative expenses and other expenses that are managed at the corporate level, including Restructuring, Corporate Headquarters and board of directors expenses.

Italy Segment

Revenues in the Italy segment decreased by €78.8 million, or 4.3% compared to the same period in 2012.  Revenues in the Italy segment are predominantly euro-based and therefore an analysis of revenues at constant currency is not presented below.

Service Revenue

Service revenue in the Italy segment decreased by €73.0 million, or 4.0% compared to the same period in 2012, principally due to a decrease in Machine Gaming and, to a lesser extent, Interactive Gaming revenues, which were partially offset by an increase in Sports Betting revenues.  The movement in service revenues for each of the core activities within the Italy segment is discussed below.

Lottery service revenue in the Italy segment was substantially unchanged in 2013 compared to the same period in 2012.  The following table sets forth an analysis of our Lottery service revenues in the Italy segment:

	For the Year Ended
	December 31,		Change
(€ thousands)	2013	2012	€	%
Service revenue
Lotto	407,612	401,840	5,772	1.4
Instant tickets	377,434	382,274	(4,840)	(1.3)
Lottery	785,046	784,114	932	0.1

Lotto

Lotto service revenue in 2013 increased by €5.8 million, or 1.4% compared to the same period in 2012, principally due to an increase in late number wagers as detailed below.  The decrease in core wagers was partially offset by higher wagers from 10eLotto.

	For the Year Ended
	December 31,		Change
(€ millions)	2013	2012	Wagers	%
Core wagers	5,678.5	5,680.9	(2.4)	(0.0)
Wagers for late numbers	654.2	540.3	113.9	21.1
	6,332.7	6,221.2	111.5	1.8

Instant Tickets

Instant ticket service revenue in 2013 decreased by €4.8 million, or 1.3% compared to the same period in 2012, principally due to a 6.1% decrease in the number of tickets sold which was only partially offset by a 4.7% increase in the average price point (the average value of the ticket sold), as detailed below.

	For the Year Ended
	December 31,		Change
	2013	2012	Amount	%
Total sales (in millions)	€9,573.8	€9,729.0	€(155.2)	(1.6)
Total tickets sold (in millions)	1,970.8	2,098.2	(127.4)	(6.1)
Average price point	€4.86	€4.64	€0.22	4.7

Machine Gaming

Machine Gaming service revenue is principally comprised of revenue related to the management of VLT’s and AWP’s under our concession and also includes participation revenue.  Machine Gaming service revenue in 2013 de-creased by €84.0 million, or 12.6% compared to the same period in 2012.  The decrease in service revenue was principally driven by a decrease in VLT wagers and an increase in tax rates, partially offset by a higher installed ma-chine base and a change in mix of the wagers, with a higher proportion derived from AWPs.

Total Machine Gaming wagers decreased by 9.5% in 2013 compared to the same period in 2012, driven by a 15.6% decrease in VLT wagers, which was only partially offset by an increase in AWP wagers as detailed below.  The 15.6% decrease in VLT wagers did not result in a proportional impact on service revenues due to the increase in AWP wagers and a resulting change in the mix.  In particular, due to the nature of the product, a higher proportion of AWP wagers are converted into revenue.  In 2013, AWP wagers represented 41.2% of our total wagers compared to 36.9% in 2012.  This change in mix had a positive impact in service revenues.  In addition to the changes in wagers, our revenues were impacted by an increase in the VLT and AWP tax rates, which increased from 4.0% in 2012 to 5.0% in 2013 for VLTs and from 11.8% in 2012 to 12.7% in 2013 for AWPs.  As our revenues are stated net of tax, the increase in taxation contributed to the decrease in revenues.  Some of our gaming products have payout ratios in excess of the minimum ratios required by the Italian Gaming Regulator ADM and for these products we are able to decrease the payout in order to mitigate the effect of any tax increases applied.  However, in order to mitigate the impact on gaming prizes and player volumes, we generally seek to make such reductions over time.

	For the Year Ended
	December 31,		Change
(€ millions)	2013	2012	Amount	%
VLT wagers	6,458.5	7,654.9	(1,196.4)	(15.6)
AWP wagers	4,532.4	4,483.3	49.1	1.1
Total wagers	10,990.9	12,138.2	(1,147.3)	(9.5)

(Installed at the end of December)
VLT’s installed	10,596	10,535	61	0.6
AWP machines installed	70,203	65,345	4,858	7.4
Total machines installed	80,799	75,880	4,919	6.5

Sports Betting

Sports betting service revenue in 2013 increased by €18.9 million, or 13.5% compared to the same period in 2012, principally due to a decrease in payout percentage (79.4% in 2013 versus 84.3% in 2012), which was partially offset by a decrease in wagers as detailed below.  As of December 31, 2013, we had 1,338 fixed odds sports betting and 340 sports pool points of sale locations operational compared to 1,174 and 347 at December 31, 2012.

	For the Year Ended
	December 31,		Change
(€ millions)	2013	2012	Wagers	%
Fixed odds sports betting and other wagers	778.5	885.3	(106.8)	(12.1)

Commercial Services

Commercial Services service revenue in 2013 increased by €1.0 million, or 0.8% compared to the same period in 2012, principally due to a higher number of transactions processed.

Interactive Gaming

Interactive Gaming service revenue in 2013 decreased by €9.8 million, or 11.2% compared to the same period in 2012, driven by a 6.7% decrease in game wagers principally resulting from a decrease in poker wagers.

	For the Year Ended
	December 31,		Change
(€ millions)	2013	2012	Wagers	%
Interactive Gaming wagers	1,990.9	2,134.7	(143.8)	(6.7)

Product Sales

Product sales in the Italy segment amounted to €2.8 million and €8.6 million in 2013 and 2012, respectively.  Machine Gaming product sales represents revenue related to VLT’s and AWP’s operated by other concessionaires.

Segment Operating Income

Operating income in the Italy segment decreased by €41.9 million, or 7.7% compared to the same period in 2012, while segment operating margin was relatively unchanged, amounting to 28.8% and 29.8% in 2013 and 2012, respectively, principally driven by:

•                  A decrease of €67.0 million associated with Machine Gaming related to an increase in the previously mentioned VLT and AWP taxation and €30.0 million settlement of AWP litigation;

•                  An increase of €21.0 million associated with a lower Sports Betting payout.

Americas Segment

Revenue in the Americas segment in 2013 increased by €121.7 million, or 13.9% compared to the same period in 2012, driven principally by an increase in Lottery Management Services, Lottery and Machine Gaming revenues, partially offset by a decrease in Commercial Services revenue.  At constant currency, revenue in the Americas segment increased by €159.5 million, or 18.3% compared to the same period in 2012.

Service Revenue

Service revenue in the Americas segment increased by €45.2 million, or 6.0% (€74.5 million, or 9.9% at constant currency) compared to the same period in 2012.

The following table sets forth changes in service revenue in 2013 compared to the same period in 2012, on a constant currency basis:

	Service Revenue Change
	2013 Compared to 2012
(€ thousands)	Constant Currency	Foreign Currency	Change
Lottery	36,873	(20,831)	16,042
Lottery Management Services	28,269	(3,093)	25,176
Machine Gaming	7,583	(2,682)	4,901
Interactive Gaming	933	(51)	882
Commercial Services	573	(2,582)	(2,009)
Sports Betting	303	(63)	240
	74,534	(29,302)	45,232

The principal drivers of the €45.2 million increase in service revenue were as follows:

•                  An increase in Lottery service revenue of €36.9 million driven by:

•                  An increase of €15.6 million associated with a 3.1% increase in lottery same store revenues.  Lottery same store revenue benefited from multistate jackpot activity as well as growth in instant ticket sales, principally in Texas, North Carolina and California;

•                  An increase of €10.1 million related to new lottery facility management contracts in Indiana and Costa Rica;

•                  An increase of €28.3 million associated with Lottery Management Services agreements in New Jersey and Indiana which commenced operations on October 1, 2013 and July 1, 2013, respectively;

•                  A decrease of €29.3 million related to unfavorable foreign exchange impacts.

Product Sales

Product sales in the Americas segment increased by €76.4 million, or 65.5% (€85.0 million, or 72.8% at constant currency) compared to the same period in 2012.

The following table sets forth changes in product sales in 2013 compared to the same period in 2012, on a constant currency basis:

	Product Sales Change
	2013 Compared to 2012
(€ thousands)	Constant Currency	Foreign Currency	Change
Machine Gaming	81,377	(6,147)	75,230
Lottery	3,592	(2,398)	1,194
	84,969	(8,545)	76,424

The principal drivers of the €76.4 million increase in product sales were as follows:

•                  An increase of €81.4 million in sales of Machine Gaming equipment related to the Canadian VLT replacement cycle, principally in Quebec and Saskatchewan.

•                  A decrease of €8.6 million related to unfavorable foreign exchange impacts.

Segment Operating Income

Operating income in the Americas segment increased by €33.5 million, or 37.8% compared to the same period in 2012, while segment operating margins increased from 10.2% in 2012 to 12.3% in 2013, principally driven by:

•                  An increase of €25.5 million associated with the increase in sales of Machine Gaming equipment;

•                  An increase of €17.3 million due to an increase in lottery same store revenues;

•                  A decrease of €8.1 million related to unfavorable foreign exchange impacts.

International Segment

Revenue in the International segment in 2013 decreased by €55.9 million, or 14.4% (€48.0 million, or 12.4% at constant currency) compared to the same period in 2012.

Service Revenue

Service revenue in the International segment decreased by €10.9 million, or 4.2% (€5.9 million, or 2.3% at constant currency) compared to the same period in 2012.

The following table sets forth changes in service revenue in 2013 compared to the same period in 2012, on a constant currency basis:

	Service Revenue Change
	2013 Compared to 2012
(€ thousands)	Constant Currency	Foreign Currency	Change
Interactive Gaming	(9,568)	(1,133)	(10,701)
Sports Betting	(1,592)	(146)	(1,738)
Lottery	(1,090)	(3,245)	(4,335)
Commercial Services	694	(211)	483
Machine Gaming	5,647	(290)	5,357
	(5,909)	(5,025)	(10,934)

The principal drivers of the €10.9 million decrease in service revenue were as follows:

•                  A decrease of €9.6 million in Interactive Gaming service revenue related to restrictions placed by various countries in Europe, including Spain and Denmark, against cross border betting;

•                  A decrease of €1.6 million in Sports Betting service revenue related to restrictions placed by various countries in Europe, including Spain and Denmark, against cross border betting;

•                  A decrease of €5.0 million related to unfavorable foreign exchange impacts;

•                  An increase in Machine Gaming service revenue of €5.6 million driven by an increase of €3.6 million in deferred service revenue recognized in 2013 related to a European customer that did not occur in 2012.

Product Sales

Product sales in the International segment decreased by €44.9 million, or 35.1% (€42.1 million, or 32.9% at constant currency) compared to the same period in 2012.

The following table sets forth changes in product sales in 2013 compared to the same period in 2012, on a constant currency basis:

	Product Sales Change
	2013 compared to 2012
(€ thousands)	Constant Currency	Foreign Currency	Change
Lottery	(34,972)	(710)	(35,682)
Machine Gaming	(4,793)	(2,016)	(6,809)
Interactive Gaming	(3,258)	(30)	(3,288)
Sports Betting	930	(69)	861
	(42,093)	(2,825)	(44,918)

The principal drivers of the €44.9 million decrease in product sales were as follows:

•                  A decrease of €35.0 million in Lottery product sales; in 2012 we recorded significant product sales to customers in the United Kingdom, France, Turkey and Lithuania which did not recur in 2013;

•                  A decrease of €4.8 million in sales of Machine Gaming equipment principally due to a decrease in sales of games to our distributor in Italy;

•                  A decrease of €3.3 million in Interactive Gaming;

•                  A decrease of €2.8 million related to unfavorable foreign exchange impacts.

Segment Operating Income

Operating income in the International segment decreased by €4.9 million, or 8.9% compared to the same period in 2012.  As a percentage of revenue, segment operating income marginally increased from 14.4% in 2012 to 15.3% in 2013 driven by the following:

•                  A decrease of €7.5 million related to the decrease in product sales;

•                  A decrease of €6.5 million related to the decrease in Interactive Gaming service revenue;

•                  A decrease of €3.7 million related to unfavorable foreign exchange impacts;

•                  An increase of €3.2 million related to lower costs associated with a change in contract terms with a European customer;

•                  A net increase of €4.4 million related to a decrease in impairment charges and a payment in 2012 of Spanish Gaming tax related to a retroactive change in law which did not recur in 2013;

•                  An increase of €5.2 million associated with deferred service revenue recognized in 2013 that did not occur in 2012 and improved performance from a customer in Eastern Europe.

B.                                    Liquidity and Capital Resources

Our business is capital intensive and therefore we require liquidity in order to meet our obligations and fund our growth.  Historically, our primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under our $2.6 billion (€2.1 billion) Revolving Credit Facilities.  In addition to our general working capital and operational needs, our liquidity requirements arise primarily from our need to meet debt service requirements and to fund capital expenditures.  We also require liquidity to fund any acquisitions and associated costs.  Our cash flows generated from operating activities together with our cash flows generated from financing activities have historically been sufficient to meet our liquidity requirements.

We believe our ability to generate cash from operations to reinvest in our business, primarily due to the long-term nature of our contracts, is one of our fundamental financial strengths.  Combined with funds currently available and committed borrowing capacity, we expect to have sufficient liquidity to meet our financial obligations and working capital requirements in the ordinary course of business for at least the next twelve months.

The cash management, funding operations and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At December 31, 2014, our total available liquidity was €1.526 billion, including €1.265 billion available under our Revolving Credit Facilities and €261.2 million of cash and cash equivalents.  The following table summarizes our total available liquidity:

	At December 31,
(€ thousands)	2014	2013
Cash and cash equivalents	261,184	419,118
Revolving Credit Facilities(1)	1,264,597	—
Facilities	—	898,806
Total liquidity	1,525,781	1,317,924

(1)         The Revolving Credit Facilities has covenants and restrictions including, among other things, requirements relating to the maintenance of certain financial ratios and limitations on certain acquisitions and disposing of assets, none of which are expected to impact our liquidity or capital resources.  We have complied with all covenant requirements for the periods represented above.  For further information, see “—Credit Facilities and Indebtedness”.  The amounts set forth above do not include the Bridge Facility.

Our liquidity is principally denominated in euros and, to a lesser extent, U.S. dollars.  At December 31, 2014, our cash and cash equivalents amounted to €261.2 million, of which 51% was denominated in euros and 23% was denominated in U.S. dollars (€59.9 million).  The remaining 26% was denominated among several other currencies.  At December 31, 2013, our cash and cash equivalents amounted to €419.1 million, of which 69% was denominated in euros and 14% was denominated in U.S. dollars (€59.2 million).  The remaining 17% was denominated among several other currencies.  We hold insignificant amounts of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies.  Based on our review of such transfer restrictions and the cash balances held in such territories, we do not believe such transfer restrictions have an adverse impact on our ability to meet liquidity requirements at the dates represented above.

To further support our liquidity requirements, in 2014 and 2013 we entered into two agreements with major European financial institutions to sell certain accounts receivable on a non-recourse basis, from our Italy segment’s Scratch & Win and Commercial Services concessions.  The agreements have a three- and five-year duration, respectively, and are subject to early termination by either party.  The aggregate amount of outstanding accounts receivables is limited to a maximum amount of €300 million and €150 million for the Scratch & Win and Commercial Services concessions, respectively.  At December 31, 2014, receivables of €116.0 million and €41.6 million had been sold for the Scratch & Win and Commercial Services concessions, respectively (€82.1 million at December 31, 2013 for the Commercial Services concession).

We made €130.5 million, €125.9 million and €122.2 million of dividend payments in 2014, 2013 and 2012, respectively.

Following the completion of the acquisition of IGT, our primary sources of liquidity are expected to be cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities and an €800 million four-year senior facility term loan that we entered into in January 2015, after the close of calendar 2014.

Summary Statements of Cash Flows

The following table summarizes our statements of cash flows for 2014 and 2013.  A complete statement of cash flows is provided in the GTECH Consolidated Financial Statements included herein.

Comparison of the Year Ended December 31, 2014, 2013 and 2012

	For the Year Ended December 31,
(€ thousands)	2014	2013	2012
Cash flows before changes in operating assets and liabilities	883,898	843,114	855,692
Changes in operating assets and liabilities	96,713	(146,865)	(92,363)
Net cash flows from operating activities	980,611	696,249	763,329

Purchases of systems, equipment and other assets related to contracts	(191,895)	(183,878)	(211,833)
Acquisitions, net of cash acquired	(26,230)	(7,345)	—
Purchases of intangible assets	(24,689)	(134,919)	(30,336)
Investment in associates	—	(19,800)	—
Other investing activities, net	4,508	4,371	(9,128)
Net cash flows used in investing activities	(238,306)	(341,571)	(251,297)

Net (payments)/proceeds on long-term debt	(320,632)	(102,810)	181,195
Interest paid	(158,577)	(143,390)	(184,479)
Dividends paid	(130,525)	(125,920)	(122,220)
Make-whole paid in connection with the early extinguishment of debt	(72,999)	—	—
Acquisition of non-controlling interest	(72,328)	—	—
Return of capital—non-controlling interest	(55,163)	(40,087)	(42,562)
Payments on bridge facility	(52,713)	—	—
Treasury shares purchased	(40,211)	—	—
Dividends paid—non-controlling interest	(33,079)	(34,062)	(32,116)
Capital increase—non-controlling interest	6,188	71,973	—
Other financing activities, net	29,868	(4,157)	(43,354)
Net cash flows used in financing activities	(900,171)	(378,453)	(243,536)

Net cash flows	(157,866)	(23,775)	268,496

Analysis of Cash Flows

Net Cash Flows From Operating Activities

During 2014, we generated €980.6 million of net cash flows from operating activities, an increase of €284.4 million compared to the same period in 2013, principally due to changes in operating assets and liabilities.  Net cash flows from operating activities were €696.2 million in 2013 compared to €763.3 million in 2012.  The decrease of €67.1 million is attributable to changes in operating assets and liabilities, the payment of €30 million for the Italy Machine Gaming litigation settlement and the payment of a portion of the €28 million December 2013 Italy tax matter settlement.

The following table sets forth the movements in operating assets and liabilities:

	For the Year Ended December 31,
(€ thousands)	2014	2013	2012
Trade and other receivables	127,234	(108,594)	(143,678)
Other current liabilities	20,090	3,900	1,296
Advance billings	5,741	(4,176)	(2,283)
Other assets	3,605	3,816	(1,469)
Non-current financial liabilities	3,410	(1,696)	(2,590)
Inventories	3,312	14,423	(19,974)
Advance payments from customers	714	(29,466)	18,811
Accounts payable	(396)	(45,220)	114,899
Non-current financial assets	(518)	(288)	16
Provisions	(902)	(1,946)	(1,483)
Accrued expenses	(905)	11,055	(13,836)
Taxes other than income taxes	(1,027)	(904)	2,286
Current financial assets	(1,616)	(2,574)	1,613
Other liabilities	(2,176)	(1,127)	(563)
Employee compensation	(4,797)	528	7,589
Other current assets	(11,232)	(11,415)	(71,028)
Deferred revenue	(17,894)	22,265	16,298
Current financial liabilities	(25,930)	4,554	1,733
Changes in operating assets and liabilities	96,713	(146,865)	(92,363)

Trade and other receivables generated €127.2 million of cash flows in 2014 principally due to a decrease in Lottery receivables within the Italy segment primarily due to factoring and a decrease in sales compared to December 31, 2013.

Trade and other receivables used €108.6 million of cash flows in 2013 principally due to an increase in Lottery receivables within the Italy segment primarily due to the timing of cash collections.  Accounts payable used €45.2 million of cash flows in 2013 principally due to the timing of payments to suppliers and intermediaries in all of our segments.

Trade and other receivables used €143.7 million of cash flows in 2012 due to an increase in Lottery and Commercial Services receivables within the Italy segment and the timing of cash collections.  Other current assets used €71.0 million of cash flows in 2012 principally due to an adjustment in the second quarter of 2012 related to an April 2012 banking law change in Italy as a result of which €49.3 million was reclassified from cash and cash equivalents into other current assets, along with an increase in concession fees receivable from the Italian gaming regulator.  Accounts payable generated €114.9 million of cash flows in 2012 due to the timing of payments to suppliers and intermediaries in the Italy and Americas segments.

Net Cash Flows Used In Investing Activities

During 2014, 2013, and 2012, we used €238.3 million, €341.6 million, and €251.3 million, respectively, of net cash flows in investing activities.

Investing activities for the year ended December 31, 2014

•                  We invested €191.9 million in systems, equipment and other assets principally as follows:

•                  €109.8 million in the Americas segment for systems and equipment in Colorado, Tennessee, New Jersey, Ontario, Texas and Trinidad & Tobago;

•                  €58.6 million in the Italy segment for Machine Gaming, Sports Betting and Lotto;

•                  €21.5 million in the International segment for systems and equipment in the United Kingdom, Greece, and Poland.

•                  We made payments of €26.2 million for acquisitions of subsidiaries, net of cash acquired, principally comprised of €19.7 million related to the May 2014 acquisition of 100% of the shares of Probability Plc, a mobile gaming solutions company that provides us with immediate access to a mobile solution in slots and table games, as well as enhanced player acquisition and retention experience.

Investing activities for the year ended December 31, 2013

•                  We invested €183.9 million in systems, equipment and other assets principally as follows:

•                  €86.3 million in the Americas segment for systems and equipment in California, Indiana, Georgia, Texas, New Jersey, Illinois, Rhode Island and New York;

•                  €71.8 million in the Italy segment for Machine Gaming, Lotto and Sports Betting;

•                  €23.4 million in the International segment for systems and equipment in the United Kingdom and Beijing, China.

•                  We invested €134.9 million in intangible assets principally related to the June 2013 upfront payment of $120 million (€91.7 million) required under the Services Agreement that Northstar New Jersey Lottery Group, LLC signed with the State of New Jersey to manage a wide range of the lottery’s marketing, sales and related functions.

Investing activities for the year ended December 31, 2012

•                  We invested €211.8 million in systems, equipment and other assets principally as follows:

•                  €91.9 million in the Americas segment for systems and equipment in Georgia, Texas, Illinois, Costa Rica, New York, Rhode Island and California and VLT participation markets in the United States;

•                  €86.4 million in the Italy segment for Machine Gaming, Lotto and Sports Betting;

•                  €28.2 million in the International segment for systems and equipment in Luxembourg, Beijing China, Poland and the United Kingdom.

•                  We invested €30.3 million in intangible assets principally related to software, concessions and licenses acquired in the Italy segment;

•                  We recovered €4.5 million related to a previously impaired foreign investment in the International segment.

Net cash flows used in financing activities

During 2014, 2013, and 2012, we used €900.2 million, €378.5 million, and €243.5 million, respectively, of net cash flows in financing activities.

Financing activities for the year ended December 31, 2014

•                  We made net payments on long-term debt of €320.6 million.  In November 2014, we entered into a $2.6 billion (€2.1 billion at the December 31, 2014 exchange rate) five-year senior facilities agreement.  The agreement for the senior facilities provides for a $1.4 billion multicurrency revolving credit facility for GTECH Corporation and an €850 million multicurrency revolving credit facility for IGT PLC.  With proceeds from the Revolving Credit Facilities, we repaid outstanding amounts due under our Term Loan Facility and Revolving Facility B (which were scheduled to expire in 2015) and to redeem our 2009 Notes due 2016, in November 2014 and December 2014, respectively;

•                  We paid €158.6 million of interest primarily related to the Capital Securities, the 2009 Notes due 2016 and the 2010 Notes due 2018;

•                  We paid dividends of €130.5 million (€0.75 per share) to shareholders for calendar 2013 results;

•                  In connection with the redemption of the 2009 Notes (due 2016), we paid a €73.0 million make-whole to note holders;

•                  In March 2014, we acquired from UniCredit S.p.A. (“UniCredit”), through the exercise of a call option, the entire 12.5% interest held by UniCredit in SW Holding S.p.A. (“SW”) for cash consideration of €72.3 million, including transaction costs.  In 2010, through its investment in SW, UniCredit had made an indirect equity investment in Lotterie Nazionali S.r.l.  (“LN”), a majority-owned IGT PLC subsidiary that holds an instant ticket concession license in Italy.  IGT PLC’s direct and indirect ownership in LN has increased from 51.5% to 64% as a result of the buyout of UniCredit’s interest;

•                  We returned €55.2 million of capital and paid €33.1 million of dividends to non-controlling shareholders;

•                  We paid €52.7 million of fees related to our 364-day senior bridge term loan credit facility we entered into in July 2014 in connection with our planned acquisition of IGT;

•                  We paid €40.2 million to purchase 2,183,503 shares of our Company’s stock.

Financing activities for the year ended December 31, 2013

•                  We paid dividends of €125.9 million (€0.73 per share) to shareholders for calendar 2012 results;

•                  We paid €143.4 million of interest primarily related to the Capital Securities, the 2009 Notes due 2016 and the 2010 Notes due 2018;

•                  We returned €40.1 million of capital and paid €34.1 million of dividends to non-controlling shareholders;

•                  We received capital contributions of €72.0 million from our partners in Northstar New Jersey Lottery Group, LLC and Northstar Lottery Group, LLC.

Financing activities for the year ended December 31, 2012

•                  In December 2012, we issued €500 million of guaranteed notes, the proceeds of which, net of associated costs, were used in part to repay existing indebtedness under the revolving credit facilities and the term loan principal payment due December 2012;

•                  We paid €184.5 million of interest primarily related to the Capital Securities, the 2009 Notes due 2016 and the 2010 Notes due 2018;

•                  We paid dividends of €122.2 million (€0.71 per share) to shareholders for calendar 2011 results;

•                  We returned €42.6 million of capital and paid €32.1 million of dividends to non-controlling shareholders.

Capital Expenditures

Capital expenditures are defined as investments for the period in Systems, equipment and other assets related to contracts, property, plant and equipment, intangible assets and investments in associates as shown in our cash flow statement.  The table below sets forth a breakdown of total capital expenditures for the periods indicated:

	For the Year Ended December 31, 2014
(€ thousands)	Systems, equipment and other assets related to contracts	Property, plant and equipment	Intangible Assets	Investments in Associates
Operating Segments
Americas	109,824	615	—	—
Italy	58,574	—	19,642	—
International	21,456	62	82	—
	189,854	677	19,724	—
Products and Services	1,015	6,042	4,965	—
Corporate	1,026	1,173	—	—
	191,895	7,892	24,689	—

Americas Segment

Investments in systems, equipment and other assets related to contracts of €109.8 million principally for systems and equipment in Colorado, Tennessee, New Jersey, Ontario, Texas and Trinidad & Tobago.

Italy Segment

Investments in systems, equipment and other assets related to contracts of €58.6 million principally relate to spending to expand systems in Machine Gaming, Sports Betting and Lotto.  Investments in intangible assets of €19.6 million principally relate to software and concessions and licenses.

International Segment

Investments in systems, equipment and other assets related to contracts of €21.5 million principally for systems and equipment in the United Kingdom, Greece and Poland.

	For the Year Ended December 31, 2013
(€ thousands)	Systems, equipment and other assets related to contracts	Property, plant and equipment	Intangible Assets	Investments in Associates
Operating Segments
Americas	86,279	1,371	92,521	—
Italy	71,834	—	40,911	—
International	23,350	707	—	19,800
	181,463	2,078	133,432	19,800
Products and Services	2,121	7,623	1,487	—
Corporate	294	669	—	—
	183,878	10,370	134,919	19,800

Americas Segment

Investments in systems, equipment and other assets related to contracts of €86.3 million principally for systems and equipment in California, Indiana, Georgia, Texas, New Jersey, Illinois, Rhode Island and New York.  Investments in intangible assets of €92.5 million relate to a $120 million upfront payment required under the Services Agreement that Northstar New Jersey Lottery Group, LLC signed with the State of New Jersey, Department of the Treasury, Division of Purchase and Property and Division of Lottery in June 2013 to manage a wide range of the lottery’s marketing, sales, and related functions.

Italy Segment

Investments in systems, equipment and other assets related to contracts of €71.8 million principally for Machine Gaming, Lotto and Sports Betting.  Investments in intangible assets of €40.9 million principally relate to sports betting rights, concessions and licenses, and software.

International Segment

Investments in systems, equipment and other assets related to contracts of €23.4 million principally for systems and equipment in the United Kingdom and Beijing, China.  Investments in associates of €19.8 million relate to our investment in Yeonama Holdings Co. Limited, a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A., the Greek gaming and football betting operator.

Credit Facilities and Indebtedness

	December 31,
(€ thousands)	2014	2013
Long-term debt, including current portion
Capital Securities	792,865	790,209
2009 Notes (due 2016)(1)	—	759,484
Revolving Credit Facilities	722,127	—
2010 Notes (due 2018)	509,386	520,677
2012 Notes (due 2020)	486,637	507,259
2009 Notes (due 2016)	—	759,484
Facilities	—	276,347
Other	1,601	1,780
	2,512,616	2,855,756
Short-term borrowings
Short-term borrowings	8,895	851
	8,895	851
Total debt	2,521,511	2,856,607

(1)         The 2009 Notes were repaid in 2014.

The key terms of our material debt are summarized as follows:

Borrowing	Initial Principal Amount	Interest Rate (Per Annum)	Maturity
Revolving Credit Facilities	$1.4 billion and €850 million(1)	LIBOR or EURIBOR + margin	November 2019
2009 Notes (due 2016)(2)	€750 million	5.375%	December 2016
2010 Notes (due 2018)	€500 million	5.375%(3)	February 2018
2012 Notes (due 2020)	€500 million	3.5%(3)	March 2020
Capital Securities	€750 million	8.25% through March 2016 Six-month EURIBOR + 505 basis points thereafter	March 2066(4)
Term Loan Facility(5)	$700 million	EURIBOR + 505 basis points thereafter LIBOR + margin	December 2015
Revolving Facilities(5)	€900 million	LIBOR or EURIBOR + margin	December 2015

Debt issuance costs, which are net against amounts borrowed, are amortized to interest expense through the maturity dates with the exception of the Capital Securities that are amortized through April 2016.

(1)         Maximum principal amount.

(2)         2009 Notes were repaid in 2014.

(3)         Subject to adjustment as described below.

(4)         A significant portion of the Capital Securities extinguished in 2015.

(5)         Term Loan Facility and Revolving Facilities were repaid in 2014.

Revolving Credit Facilities

On November 4, 2014, IGT PLC and GTECH Corporation entered into a five-year senior facilities agreement with a syndicate of international banks providing for the following credit facilities:

Facility	Borrower
$1.4 billion multi-currency revolving credit facility (the “U.S. Dollar Revolving Credit Facility”)	GTECH Corporation
€850 million multi-currency revolving credit facility (the “Euro Revolving Credit Facility”)	IGT PLC

The U.S. Dollar Revolving Credit Facility and the Euro Revolving Credit Facility are collectively referred to as the “Revolving Credit Facilities.”

Upon completion of the acquisition of IGT, the U.S. Dollar Revolving Credit Facility was increased to $1.5 billion.  The Revolving Credit Facilities may be utilized by way of letters of credit up to certain sub-limits and the U.S. Dollar Revolving Credit Facility may be used by way of U.S. dollar swingline loans.  The Revolving Credit Facilities may be used for general corporate purposes, including repayment of existing indebtedness.

We repaid outstanding amounts due under our Term Loan Facility (as defined below) and Revolving Facility B (as defined below) with proceeds of utilizations under the Revolving Credit Facilities.

IGT PLC and GTECH Corporation are the original borrowers and original guarantors under the agreement for the Revolving Credit Facilities.  A mechanism is included in the agreement for the Revolving Credit Facilities to enable certain subsidiaries to accede as borrowers subject to certain conditions and also requires that subsidiaries representing 85% of adjusted group assets and 85% of adjusted group EBITDA guarantee the obligations of the borrowers under the Revolving Credit Facilities.

Interest is generally payable between one and six months in arrears at a variable interest rate plus a margin based on our long-term credit ratings.  At December 31, 2014, the effective interest rate on the Revolving Credit Facilities was 1.78%.

The agreement for the Revolving Credit Facilities provides that the following fees are payable quarterly in arrears:

Fee	Terms
Commitment	Between 35% and 37.5% of the applicable margin depending on our long-term credit ratings per annum on the aggregate undrawn and unconcealed amount of the Revolving Credit Facilities.
Utilization	Payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate determined upon such drawn amount.

The agreement for the Revolving Credit Facilities contains, among other terms, covenants with respect to the maintenance of certain financial ratios and restrictions with respect to:

•                  payment of dividends and making of distributions to shareholders;

•                  changing the general nature of our business;

•                  incurrence of certain indebtedness by subsidiaries which are not borrowers or guarantors;

•                  granting of certain guarantees;

•                  granting certain security;

•                  disposing of assets; and

•                  making of certain acquisitions.

Violation of these covenants may result in the full principal amounts of the Revolving Credit Facilities being immediately payable upon written notice.  At December 31, 2014, we were in compliance with all covenants.

Notes

IGT PLC issued notes in December 2010 due 2018 (the “2010 Notes (due 2018)”), and December 2012 due 2020 (the “2012 Notes (due 2020)”) (the 2010 Notes (due 2018) and 2012 Notes (due 2020) are collectively, the “Notes”) which are all unconditionally and irrevocably guaranteed by GTECH Corporation, GTECH Holdings Corporation, GTECH Rhode Island LLC and Invest Games S.A.  The Notes are listed on the Luxembourg Stock Exchange and have received credit ratings of Baa3 and BBB- by Moody’s Investors Service Inc.  (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), respectively.  GTECH Holdings Corporation, GTECH Rhode Island LLC and Invest Games S.A.  are collectively referred to as the “Other Guarantors.”

IGT PLC may redeem the Notes in whole, but not in part, as follows:

•                  at the greater of 100% of their principal amount together with any accrued interest or at an amount specified in the trust deeds governing the Notes; and

•                  at 100% of their principal amount in the event of certain changes affecting taxation in Italy, the United States or Luxembourg.

Holders of the Notes may require IGT PLC to redeem such issuance in whole or in part at 100% of their principal amount plus accrued interest following the occurrence of certain specified events.

Interest is payable at fixed interest rates that are subject to a 1.25% per annum adjustment in the event of an increase or decrease in credit ratings.  The adjustment is subject to a 6.625% ceiling and a 5.375% floor for the 2010 Notes (due 2018) and a 4.75% ceiling and a 3.5% floor for the 2012 Notes (due 2020).

Interest is payable annually in arrears as follows:

Borrowing	Payment Date
2010 Notes (due 2018)	February 2
2012 Notes (due 2020)	March 5

On October 23, 2014, IGT PLC solicited the holders of each series of the Notes to approve by extraordinary resolutions proposals to:  (1) approve the merger of GTECH S.p.A. with and into Georgia Worldwide Plc (now known as International Game Technology Plc) (the “Holdco Merger”) and certain related transactions generally and in accordance with and for purposes of any applicable statutory or court creditor process, (2) agree that no put event (as defined in the conditions of each series of the Notes) will be deemed to occur as a result of or in connection with the Holdco Merger and such related transactions and (3) waive any and all events of default, potential events of default (as such terms are defined in the trust deed governing each series of the Notes) and any other breach of the conditions of each series of the Notes or the trust deeds governing the Notes that had been, are or may be, within the period of twelve months from the passing of the extraordinary resolutions, triggered by or in connection with Holdco Merger or such related transactions.  On November 24, 2014, holders of the requisite principal amounts of each series of the Notes passed extraordinary resolutions approving the proposals.  IGT PLC paid an aggregate of €31.3 million in consent fees to the relevant holders of the Notes in connection therewith with proceeds of utilizations under the Revolving Credit Facilities.

IGT PLC also issued notes in December 2009 due 2016 (the “2009 Notes (due 2016)”) which were unconditionally and irrevocably guaranteed by GTECH Corporation and the Other Guarantors.  The 2009 Notes (due 2016) were listed on the Luxembourg Stock Exchange and received credit ratings of Baa3 and BBB- by Moody’s and S&P, respectively.  Interest on the 2009 Notes (due 2016) was payable at a fixed interest rate of 5.375% per annum that was subject to a 1.25% per annum adjustment in the event of an increase or decrease in credit ratings.

On December 8, 2014, IGT PLC redeemed the 2009 Notes (due 2016) for a redemption price of €823.0 million with proceeds of utilizations under the Revolving Credit Facilities.  In connection with the redemption, IGT PLC paid a €73.0 million make-whole to note holders and wrote off unamortized debt issuance costs of €2.6 million.  IGT PLC also held €150 million notional amount of interest rate swaps, which were designated as hedges of fixed interest rates with respect to the 2009 Notes (due 2016), which were settled in December 2014 in connection with the redemption, resulting in a €8.3 million gain.  See Note 29 for additional information.

Capital Securities

IGT PLC issued subordinated interest-deferrable capital Securities due 2066 in May 2006 (the “Capital Securities”) which are redeemable at maturity, at par from March 31, 2016, or at any interest payment date thereafter, upon the occurrence of certain tax events, through open market purchases, by public cash tender offer or if a change of control event occurs.  The Capital Securities are listed on the Luxembourg Stock Exchange and received ratings of Ba2 and BB by Moody’s and S&P, respectively.

Interest is payable annually at a fixed interest rate through March 31, 2016 and thereafter has a variable interest rate payable semi-annually.

The terms of the Capital Securities allow IGT PLC to optionally defer interest payments and mandates deferral of interest payments if IGT PLC is in breach of the coverage ratio as defined in the trust deed.  Under certain specified circumstances, IGT PLC is required to settle deferred interest payments with cash and, in some circumstances, from the proceeds of an issue, offer and sale of equity.  IGT PLC paid €61.9 million of interest on the Capital Securities in 2014 and 2013.

IGT PLC is required to authorize the issuance of ordinary shares in accordance with a resolution approved by its shareholders.  At each annual general meeting, the value of the ordinary shares authorized for issuance must be at least equivalent to the interest payments due during the following two-year period.  As of December 31, 2013, the authorization was in place for the issuance of capital up to €125 million.  Interest payments over the next two years are approximately €124 million.

On December 18, 2014, IGT PLC invited the holders of the Capital Securities to:  (1) tender the Capital Securities for purchase by IGT PLC for cash and (2) approve proposals by extraordinary resolutions to:  (a) acknowledge that a condition of the Capital Securities did not apply to the offer to purchase the Capital Securities and (b) approve certain amendments to the conditions of the Capital Securities and the trust deed governing the Capital Securities.

In January 2015, after the close of calendar 2014, holders of the Capital Securities tendered €704.5 million of the Capital Securities for purchase by IGT PLC and holders of the requisite principal amount of the Capital Securities passed extraordinary resolutions approving the proposals and IGT PLC purchased all of the Capital Securities tendered for purchase and paid an aggregate of €816.9 million in consideration to the relevant holders of the Capital Securities in connection therewith with proceeds of utilizations under the Revolving Credit Facilities.

Facilities

We had the following unsecured and unsubordinated credit facilities (which were scheduled to expire in 2015):

Facility	Borrower
$700 million term loan (the “Term Loan Facility”)	GTECH Corporation
€500 million multi-currency revolving credit facility (“Revolving Facility A”)	GTECH Corporation
€400 million multi-currency revolving credit facility (“Revolving Facility B”)	IGT PLC

Revolving Facility A and Revolving Facility B are collectively referred to as the “Revolving Facilities” and the Term Loan Facility and the Revolving Facilities are collectively referred to as the “Facilities.”

The Term Loan Facility and Revolving Facility A were fully and unconditionally guaranteed by IGT PLC and the Other Guarantors.  Revolving Facility B was fully and unconditionally guaranteed by GTECH Corporation and the Other Guarantors.

In November 2014, we terminated the agreement for the Facilities and repaid outstanding amounts due under the Term Loan Facility of $385.0 million (€308.4 million) with proceeds of utilizations under the Revolving Credit Facilities and we wrote off unamortized debt issuance costs of €2.8 million.  See Note 29 to the GTECH Consolidated Financial Statements included herein for additional information.

Interest was generally payable between one and six months in arrears at a variable interest rate plus a margin based on our ratio of total net debt to earnings before interest, taxes, depreciation and amortization.  At December 31, 2013, the effective interest rate on the Facilities was 1.25%.

The agreement for the Facilities provided that certain fees were payable quarterly in arrears as follows:

Fee	Terms
Commitment	37.5% of margin per annum on the total available commitment under the Revolving Facilities.
Utilization	Between 0% and 0.4% per annum based on the average daily amount outstanding under the Revolving Facilities.

The agreement for the Facilities contained, among other terms, covenants with respect to the maintenance of certain financial ratios and restrictions with respect to:

•                  payment of dividends and making of distributions to shareholders;

•                  changing the general nature of our business;

•                  incurrence of certain indebtedness by subsidiaries which are not borrowers or guarantors;

•                  granting of certain guarantees;

•                  granting certain security;

•                  disposing of assets;

•                  making certain acquisitions; and

•                  limitations on the repayment, cancellation, redemption, purchase and repurchases of the Capital Securities.

Violation of these terms may have resulted in the full principal amounts of the Facilities being immediately payable upon written notice.  At December 31, 2013, we were in compliance with all covenants.

Letters of Credit

In connection with certain customer contracts, we are required to issue letters of credit that primarily secure our performance under customer contracts.  For letters of credit outside of the Revolving Facilities, we enter into agreements as required and pay a fee to the third party based on the amount issued.

	Letters of Credit Outstanding
(€ thousands)	Outside the Revolving Facilities	Under the Revolving Facilities	Total	Weighted Average Annual Cost
December 31, 2014	655,957	—	655,957	0.94%
December 31, 2013	689,602	1,194	690,796	1.05%

Bridge Facility

On July 15, 2014, in connection with our planned acquisition of IGT, IGT PLC obtained a debt commitment letter, pursuant to which affiliates of Credit Suisse AG, Barclays PLC and Citigroup Inc.  provided commitments to fund a 364-day senior bridge term loan credit facility (the “Bridge Facility”) in an aggregate principal amount of approximately $10.7 billion, of which approximately 45% was denominated in euros and approximately 55% of which was denominated in U.S. dollars.  The Bridge Facility consisted of four sub-facilities, the proceeds of which were to be used, among other things, to pay the cash portion of the merger consideration, to fund transaction expenses, to redeem and/or refinance existing specified indebtedness of IGT PLC and IGT, to the extent applicable, and to fund cash payments to IGT PLC shareholders exercising rescission rights.

Upon entering into the debt commitment letter for the Bridge Facility, we incurred a fee of €59.1 million, which was payable in full upon the earliest occurrence of certain events set forth in the related agreements, including, among others, the closing of the acquisition of IGT or the date the Bridge Facility terminated in accordance with its terms. The fees of €59.1 million were recorded within current financial liabilities, with an offsetting entry in other current assets on the consolidated statements of financial position.  The cost deferred in other current assets was being amortized to interest expense over the estimated duration of the Bridge Facility (11½ months beginning July 15, 2014).  In addition, a daily ticking fee accrued on the aggregate amount of the commitments in respect of the Bridge Facility during the period from and including July 15, 2014, to but excluding the date upon which the Bridge Facility was terminated, at a rate equal to 0.25% per annum.  The ticking fee was payable in full on the earlier of (1) termination or expiration of the commitment letter and (2) the closing of the acquisition of IGT.  The ticking fee was recorded as interest expense in the consolidated income statement and accrued within current financial liabilities on the consolidated statements of financial position.  In 2014, we recorded €41.8 million of interest expense relating to the Bridge Facility and paid €52.7 million of Bridge Facility fees.

On February 16, 2015, after the close of calendar 2014, the Bridge Facility was automatically terminated, following the issuance of the Temporary New Notes (as defined below).

Credit Facilities and Indebtedness Developments After Calendar Year 2014

Term Loan Facilities

In January 2015, IGT PLC entered into a four-year senior facilities agreement with a syndicate of European banks providing for two €400 million term loan facilities, the proceeds of which may be used for general corporate purposes, including repayment of existing indebtedness.  Upon the merger of GTECH S.p.A. with and into IGT PLC, IGT PLC became the borrower under one of the term loan facilities and a principal Italian operating subsidiary became the borrower under the other term loan facility.

Credit Ratings

In January 2015, S&P announced that the credit ratings of the 2010 Notes (due 2018) and the 2012 Notes (due 2020) were decreased to BB+ and that the credit rating of the Capital Securities was decreased to B+.  As a result of the credit ratings actions with respect to the 2010 Notes (due 2018) and the 2012 Notes (due 2020), the interest rate applicable to the 2010 Notes (due 2018) has been increased from 5.375% to 6.625% per annum effective February 2, 2015 and the interest rate applicable to the 2012 Notes (due 2020) has been increased from 3.5% to 4.75% per annum effective March 5, 2015.

Temporary New Notes

In February 2015, IGT PLC caused Cleopatra Finance Limited, a special purpose vehicle incorporated in and existing under the laws of the Bailiwick of Jersey, to issue:

•                  $600,000,000 5.625% senior secured notes due 2020;

•                  $1,500,000,000 6.250% senior secured notes due 2022;

•                  $1,100,000,000 6.500% senior secured notes due 2025;

•                  €700,000,000 4.125% senior secured notes due 2020; and

•                  €850,000,000 4.750% senior secured notes due 2023.

in the form of temporary new notes (the “Temporary New Notes”) and caused the proceeds of the Temporary New Notes to be deposited into escrow.  IGT PLC used the proceeds of the Temporary New Notes (which were exchanged for permanent notes issued by IGT PLC in connection with the completion of the Holdco Merger and the acquisition of IGT) to pay part of the cash component of the merger consideration for the acquisition of IGT and acquisition-related costs and possibly to refinance certain existing indebtedness of IGT PLC and IGT.

C.                                    Research and Development, Patents and Licenses, etc.

We devote substantial resources on research and development and incurred €84.1 million, €77.6 million and €72.7 million of related expenses in 2014, 2013 and 2012, respectively.  Following the completion of the IGT Acquisition, we expect our investments in research and development to increase.

D.                                    Trend Information

See “Item 5.  Operating and Financial Review—A.  Operating Results” and “Item 5.  Operating and Financial Review—B.  Liquidity and Capital Resources.”

E.                                    Off-Balance Sheet Arrangements

We have the following off-balance sheet arrangements:

Performance and other bonds

In connection with certain contracts and procurements, we have been required to deliver performance bonds for the benefit of customers and bid and litigation bonds for the benefit of potential customers, respectively.  These bonds, on which customers and potential customers have never made a claim, give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur.  In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contract.  The following table provides information related to potential commitments for bonds outstanding at December 31, 2014:

(€ thousands)	At December 31, 2014
Performance bonds	300,444
Litigation bonds	33,528
All other bonds	5,705
339,677

Loxley GTECH Technology Co., LTD guarantee

We have a 49% interest in Loxley GTECH Technology Co., LTD (“LGT”), which is accounted for as an asset held for sale with a de minimis value.  LGT is a joint venture that was formed to provide an online lottery system in Thailand.

The Company has guaranteed, along with the 51% shareholder in LGT, performance bonds provided to LGT by an unrelated commercial lender.  The performance bonds relate to LGT’s performance under the July 2005 contract between the Government Lottery Office of Thailand and LGT should such contract become operational.  The Company is jointly and severally liable with the other shareholder in LGT for this guarantee.  There is no scheduled termination date for the Company’s guarantee obligation.  The maximum liability under the guarantee is Baht 375 million (€9.4 million).  At December 31, 2014, the Company does not have any obligation related to this guarantee because the July 2005 contract to provide the online lottery system is not in operation due to continuing political instability in Thailand.

Commonwealth of Pennsylvania indemnification

We will indemnify the Commonwealth of Pennsylvania and any related state agencies for claims made relating to the state’s approval of GTECH Corporation’s manufacturer’s license in the Commonwealth of Pennsylvania.

F.                                     Tabular Disclosure of Contractual Obligations

The following table summarizes payments due under our significant contractual commitments as of December 31, 2014:

	Payments by Calendar Year
(€ thousands)	2015	2016	2017	2018	2019	2020 and there- after	Total

Capital Securities (due 2066)(1)	704,505		—	—	—	45,495	750,000
2010 Notes (due 2018)	—	—	—	500,000	—	—	500,000
2012 Notes (due 2020)	—	—	—	—	—	500,000	500,000
Revolving Credit Facilities	—	—	—	—	738,914	—	738,914
Other	147	1,380	73	—	—	—	1,600
Long-term Debt(2)	704,652	1,380	73	500,000	738,914	545,495	2,490,514

Interest on Long-term debt(3)	61,796	55,796	54,858	30,412	26,317	3,068	232,247
Operating lease obligations(4)	29,385	18,987	14,149	12,295	8,768	7,214	90,798
Finance leases(5)	11,385	11,436	11,487	5,254	5,136	16,965	61,663
Bridge facility fees	44,673	—	—	—	—	—	44,673
Note consent fees	28,627	—	—	—	—	—	28,627
Acquisition contingent consideration	446	529	—	—	—	—	975
	176,312	86,748	80,494	47,961	40,221	27,247	458,983
	880,964	88,128	80,567	547,961	779,135	572,742	2,949,497

(1)         The Capital Securities are redeemable at maturity, at par beginning March 31, 2016 or at any interest payment date thereafter.  On December 18, 2014, GTECH S.p.A invited the holders of the Capital Securities to tender the Capital Securities for purchase by GTECH S.p.A. for cash.  In January 2015, after the close of calendar 2014, holders of the Capital Securities tendered €704.5 million of the Capital Securities for purchase by GTECH S.p.A. We expect to redeem the remaining €45.495 million of the Capital Securities at par on March 31, 2016.  For additional information see Note 20 “Debt” to our GTECH Consolidated Financial Statements included in this report.

(2)         Amounts presented relate to the principal amount of Long-term debt and exclude the related interest expense that will be paid when due, fair value adjustments, discounts, premiums and loan origination fees.  The table above does not include short term debt obligations.  See the table below for a reconciliation of the information to Note 20 to our GTECH Consolidated Financial Statements included in this report.

(3)         Amounts include interest payments based on contractual terms and current interest rates on our long-term debt.  Interest rates based on variable rates included above were determined using the current interest rates in effect at December 31, 2014.  For purposes of this table, interest related to the Capital Securities (due 2066) is assumed through March 31, 2016, at which time we expect to redeem the securities.

(4)         Operating lease obligations principally relate to leases for facilities and equipment used in our business.  The amounts reported above include the minimum rental and payment commitments due under such leases.  For additional information see Note 38 “Commitments and contingencies” to our GTECH Consolidated Financial Statements included in this report.

(5)         Finance leases consist principally of our World Headquarters facility in Providence, Rhode Island and communications equipment and point of sale equipment used in our business.  The amounts presented include the interest component of the payments to the counterparties.  For additional information see Note 38 “Commitments and contingencies” to our GTECH Consolidated Financial Statements included in this report.

The long-term debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2014 Consolidated Statement of Financial Position as follows:

(€ thousands)	Amount
Debt (as per Note 20)	2,521,511
Accrued Interest	(86,295)
Short-term borrowings	(8,895)
Accrued fees	(805)
Unamortized debt issuance costs	64,998
Principal portion of Long-term debt	2,490,514

G.                                   Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This annual report includes forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT PLC and other matters.  These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT PLC as well as assumptions made by, and information currently available to, such management.  Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them.  These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside IGT PLC’s control.  Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements.  Therefore, you should not place undue reliance on such statements.  Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) risks that the businesses of International Game Technology and GTECH will not be integrated successfully, following the recent completion of their business combination, or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; risks relating to unanticipated costs of integration of the two companies; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the Company operates; ability to hire and retain key personnel; the potential impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the Company; international, national or local economic, social or political conditions that could adversely affect the Company or its customers; conditions in the credit markets; risks associated with assumptions the Company makes in connection with its critical accounting estimates and legal proceedings; and the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in section “Item 3.  Key Information—D.  Risk Factors” and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”).  Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements.  Nothing in this annual report is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per IGT PLC share for the current or any future financial years will necessarily match or exceed the historical published earnings per IGT PLC share, as applicable.  All forward-looking statements contained in this annual report are qualified in their entirety by this cautionary statement.  All subsequent written or oral forward-looking statements attributable to IGT PLC, or persons acting on its behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this annual report.

Item 6.                                 Directors, Senior Management and Employees

H.                                   Directors and Senior Management

GTECH S.p.A.

The table below sets forth the board of directors of GTECH as of December 31, 2014.  Except for Mr. Patel, who resigned effective from March 27, 2015, each of the other GTECH director’s term expired on April 7, 2015 in connection with the merger of GTECH into IGT PLC.

Name	Position with GTECH
Lorenzo Pellicioli	Chairman(1)
Marco Sala	CEO(2)
Donatella Busso	Director
Paolo Ceretti	Director
Alberto Dessy	Director
Marco Drago	Director
Jaymin B. Patel	Director
Anna Gatti	Director
Antonio Mastrapasqua	Director
Elena Vasco	Director

(1)         As enacted by the shareholders at a meeting held on May 8, 2014.

(2)         As enacted by the board of directors at a meeting held on May 8, 2014, subsequent to the shareholders’ meeting held on the same date.

Name	Age	Biography
Lorenzo Pellicioli	64	See the description below in “—IGT PLC—Directors”

Marco Sala	56	See the description below in “—IGT PLC—Directors”

Alberto Dessy	62	See the description below in “—IGT PLC—Directors”

Paolo Ceretti	60	See the description below in “—IGT PLC—Directors”

Donatella Busso	42

Ms. Busso graduated in 1996 with honors in Economics and Business at the University of Turin.  Following college, she joined the Department of Management—University of Turin as Assistant Lecturer.  Ms. Busso obtained a permanent position as a researcher in 2000, and in 2006, she earned the title of Associate Professor of Economics and Business Administration.  Currently, Ms. Busso teaches finance and accounting classes at the University of Turin and she is Vice Dean in charge of teaching activities in the Department of Management.

Ms. Busso advises Italian-listed and foreign-listed companies and is a speaker in numerous training programs about financial accounting, IAS/IFRS and consolidated financial statement for Italian-listed companies and other primary institutions.  Ms. Busso is a (non-practicing) Certified Public Accountant (Dottore Commercialista), and from 2009 to 2013 she was a statutory auditor of Tyco Electronics Italia Holding S.r.l.  Currently, Ms. Busso is a member of the board of directors and the audit committee of Prime Industrie S.p.A.

Name	Age	Biography
Marco Drago	69	See the description below in “—IGT PLC—Directors”

Jaymin B. Patel	48

Mr. Patel was the President and CEO of GTECH Corporation, responsible for overseeing the strategic direction of GTECH Corporation, until he resigned effective from March 27, 2015.  He worked directly with GTECH’s management teams to execute GTECH’s vision in the continuous effort to deliver value to its customers, shareholders, and employees.  In May 2007, Mr. Patel was named President and Chief Operating Officer of GTECH Holdings Corporation, and was appointed a member of the GTECH board of directors in November 2007.  Mr. Patel joined GTECH in July of 1994, after approximately five years with PricewaterhouseCoopers in London.

From January 2000 to April 2007, Mr. Patel served as Senior Vice President and Chief Financial Officer of GTECH Corporation, and from August 2006 to April 2007, he also served as Chief Financial Officer of GTECH.  Since July 2013, Mr. Patel has also served as a director of the Willis Group, where he is a member of the board’s compensation committee.

During his seven years as Chief Financial Officer of GTECH Holdings Corporation, Mr. Patel was instrumental in driving growth across the business, leading several mergers and acquisitions, cost optimization initiatives, and substantially improving the capital efficiency of GTECH Holdings Corporation.  Mr. Patel’s tenure as Chief Financial Officer culminated in his leading the cross-border financing for the Lottomatica acquisition of GTECH Holdings Corporation.  Mr. Patel holds a B.A.  (honors) degree from Birmingham Polytechnic (U.K.), and he is qualified as a Chartered Accountant.

Anna Gatti	43

In June 2014, Ms. Gatti was appointed CEO of Almawave USA Inc., the American subsidiary of the technological-innovation firm within the AlmavivA Group.  Ms. Gatti has served as the CEO and co-founder of Soshoma Inc., a San Francisco-based start-up in artificial intelligence applied to big data since June 2012.  Ms. Gatti has served as an independent director and member of the compensation and audit committees of Piquadro S.p.A. (Italy, PQ:IM Borsaitaliana) since July 2013 and she is a member of the board of directors of Rai Way S.p.A. (Italy, RWAY:IM Borsaitaliana and Banzai S.p.A.).

From March 2011 to April 2012, Ms. Gatti served as the Director of Advertising and New Monetization of Skype and prior to Skype, Ms. Gatti was the Head of International Online Sales and Operations at Google from April 2007 to February 2011.  Ms. Gatti was partner of MyQube Venture Capital Fund where she was responsible for the U.S. operations from 2004 to 2007.  Prior to her venture capital experience, Ms. Gatti was a senior economist at the World Health Organization in Geneva (2002-2004).

Ms. Gatti earned a degree cum laude in Business Administration from Bocconi University.  She also holds a PhD in Business Administration from Bocconi University and a PhD in Criminology from University of Trento, and completed a post-doctoral program in Organizational Behavior at Stanford University.

Name	Age	Biography
Antonio Mastrapasqua	56

Mr. Mastrapasqua has served as General Manager of Hospital Israelitico since 2001.  He also serves as Regular Auditor of Autostrade per l’Italia SpA.  Mr. Mastrapasqua has held a number of Chairmanships, including at IDeA Fimit SGR (2012 to 2014), Istituto Nazionale Previdenza Sociale (Inps) (2008 to 2014) and Equitalia S.p.A., where he also served as Executive Vice President from 2005 to 2014.  He has been an independent director of GTECH since 2014 and served as a director of Inps—National Social Security Institute from 2008 to 2014.

He is a Member of the Order of Chartered Accountants of Rome, Enrolled in the Register of Auditors and Member of the National Association of Journalists Publicists.  Mr. Mastrapasqua holds a degree in Business Economics from Università degli studi di Roma “La Sapienza,” Roma.

In the course of his professional career, Mr. Mastrapasqua’s duties have included audit work, accounting and tax consultancy, tax and corporate law, with respect to industrial/service companies and public and private entities.  Mr. Mastrapasqua has also participated as a guest speaker in various conferences on economic and social matters, including Aspen Italia and Forum Ambrosetti.

Elena Vasco	51

Born in West Hartford, Connecticut on December 31, 1964, Ms. Vasco has been in charge of administration, finance and properties and she is the Vice Secretary of the Chamber of Commerce of Milan since June 2009.  She is also a member of the board of directors of Banca Carige, Isagro S.p.A. and Orizzonte SGR.  Ms. Vasco graduated cum laude in Economy and Commerce with the University of Naples.  Ms. Vasco later achieved a Master’s of Science in Economics at Northeastern University in Boston.

From 1992 to 1997, Ms. Vasco worked for Mediobanca Servizio Partecipazioni e Affari Speciali (stockholdings service and special affairs), with a particular focus on corporate consultancy, M&A and corporate finance.  In 1997, she joined HdP (now RCS Mediagroup) as director of strategic planning and financial control.  Ms. Vasco has served as the Chief Executive Officer of RCS Broadcast, as well as a member of the boards of directors of a number of companies including RCS Editori S.p.A., Valentino S.p.A., GFT Net S.p.A., RCS Libri S.p.A., RCS Pubblicità S.p.A., Unedisa-Unidad Editorial and RAI Sat.  In 2006, Ms. Vasco became Chief Financial Officer of Milano Serravalle Milano Tangenziali and also served as Chairman of Sabrom (a highway concessionaire).

Below are the other offices held as of December 31, 2014 by the members of the board of directors in other companies listed on regulated markets (including foreign markets) as well as in financial companies, banks, insurance companies, or companies of considerably larger size.

Lorenzo Pellicioli	Director and CEO of De Agostini S.p.A.
General Partner of B&D di Marco Drago e C. S.a.p.a.
Director of Assicurazioni Generali S.p.A.
Director and Executive Committee Member of De Agostini Editore S.p.A.
Director of Editions Atlas (France) S.A.S.
Chairman of DeA Capital S.p.A.
Chairman of Zodiak Media S.A.
General Manager of DeA Partecipazioni S.p.A.

Marco Sala	Director of Banca ITB S.p.A.
Chairman of Lottomatica Holding S.r.l.
Chairman of Lottomatica S.p.A.

Donatella Busso	Director and Audit Committee Member of Prime Industrie S.p.A.

Paolo Ceretti	General Manager of De Agostini S.p.A.
CEO of DeA Capital S.p.A.
Director of IDeA Fimit sgr S.p.A
CEO of De Agostini Editore S.p.A.
CEO of DeA Partecipazioni S.p.A.
CEO of DeA Capital Real Estate S.p.A.
Director of Lottomatica Holding S.r.l.
Director of Zodiak Media Group S.A.
Director of DeA Communications S.A.
Director of De Agostini Libri S.p.A.
Director of De Agostini Publishing S.p.A.
Director of IDeA Capital Funds Sgr S.p.A.
Director and General Manager of Atlasformen sas
Vice Chairman and General Manager of Editions Atlas (France) S.A.

Marco Drago	Chairman and Director of De Agostini S.p.A.
Chairman and General Manager of B&D di Marco Drago e C. S.a.p.a.
Director of DeA Capital S.p.A.
Director of De Agostini Editore S.p.A.
Director of Atresmedia
Member of the Supervisory Board and Board of Directors of San Faustin N.V.
Vice Chairman of Grupo Planeta De Agostini S.L. (Spain)
Member of the Board of Directors of ASSONIME
Director of DeA Communications S.A.
Director of Zodiak Media S.A.

Jaymin B. Patel	CEO of GTECH Holdings Corporation
Director, Chairman and CEO of GTECH Corporation
Director of Willis Group
Director of Cam Galaxy Group Limited
Director of Europrint (Games) Limited
Director of Europrint Holdings Limited
Director of Europrint Promotions Limited
Chairman of the Board of Managers of Northstar Lottery Group, LLC
Director of Southern Africa (Proprietary) Limited
Director of GTECH Sweden AB
Director of GTECH U.K. Limited
Director of Invest Games S.A.
Director of Interactive Games International Limited
Director of ISJ Limited

Anna Gatti	Director of Piquadro S.p.A.
Director of Rai Way S.p.A.
Director of Banzai S.p.A.

Antonio Mastrapasqua	General Manager of Hospital Israelitico
Director of Lottomatica S.p.A.

Elena Vasco	Vice Secretary of the Chamber of Commerce of Milan, Italy
Director of Banca Carige, Isagro S.p.A.
Director of Orizzonte SGR

IGT PLC

The board of directors as of December 31, 2014 consisted of Mr. Declan James Harkin and Mr. Alberto Fornaro, who also held the positions of Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director.

Following the Mergers, as of the date of this document, the board of directors of the Company consists of thirteen directors, each of whom was elected upon effectiveness of the Mergers on April 7, 2015.  Eight of the current directors were determined by the board to be independent as required by the listing standards and rules of the NYSE.  For a director to be independent under the listing standards of the NYSE, the board of directors must affirmatively determine that the director has no material relationship with IGT PLC (either directly or as a partner, stockholder or officer of an organization that has a relationship with IGT PLC).  Our board of directors has made an affirmative determination that the members of the board so designated in the table below, constituting a majority of our directors, meet the standards for “independence” set forth in our Corporate Governance Guidelines and applicable NYSE rules.

As of the date of this document, our directors and certain senior managers are as set forth below:

Name	Position with IGT PLC
Philip G. Satre	Chairman of the Board; Director (Independent)
Patti S. Hart	Vice-Chairman of the Board; Director
Lorenzo Pellicioli	Vice-Chairman of the Board; Director
Paget L. Alves	Director (Independent)
Paolo Ceretti	Director
Alberto Dessy	Director (Independent)
Marco Drago	Director
Sir Jeremy Hanley	Director (Independent)
James F. McCann	Director (Independent)
Vincent L. Sadusky	Director (Independent)
Marco Sala	Director
Gianmario Tondato da Ruos	Director (Independent)
Tracey D. Weber	Director (Independent)
Renato Ascoli	Chief Executive Officer, North America Gaming/Interactive (DoubleDown Casino)
Walter Bugno	Chief Executive Officer, International
Fabio Cairoli	Chief Executive Officer, Italy
Michael Chambrello	Chief Executive Officer, North America Lottery
Alberto Fornaro	Executive Vice President and Chief Financial Officer
Donald R. Sweitzer	Chairman, IGT Corporation (North America) and Senior Public Affairs Advisor
Robert Vincent	Senior Vice President, Human Resources and Corporate Communications

Directors

Name	Age	Biography
Philip G. Satre	66

Prior to the effective time of the Mergers, Mr. Satre served on the IGT board of directors since January 2009, and as independent Chairman since December 2009.  Mr. Satre has been a private investor since 2005.  Mr. Satre has extensive gaming industry experience having served on the board of directors of Harrah’s Entertainment, Inc.  (now Caesars Entertainment Corporation), a provider of branded casino entertainment (“Harrah’s”), from 1988 to 2005 and as Chairman from 1997 to 2005.  Between 1980 and 2002, Mr. Satre held various executive management positions at Harrah’s, including Chief Executive Officer, President and Chief Executive Officer of Harrah’s gaming division and Vice President, General Counsel and Secretary.  Mr. Satre currently serves on the board of directors of Nordstrom, Inc., National Center for Responsible Gaming and the National World War II Museum.  Mr. Satre previously served on the board of directors of the Stanford University Board of Trustees (2005-2010), Rite Aid Corporation (2005-2011) and NV Energy, Inc.  (2005-2013), where he served as Chairman from 2008 to 2013.

Mr. Satre holds a Bachelor of Arts degree in Psychology from Stanford University and a Juris Doctor degree from the University of California at Davis.

Patti S. Hart	59

Prior to the effective time of the Mergers, Ms. Hart served as Chief Executive Officer of IGT since April 2009 and on the IGT board of directors since June 2006.  Ms. Hart also served as President of IGT from April 2009 until July 2011.  Prior to joining IGT, Ms. Hart served as the Chairman and Chief Executive Officer of each of Pinnacle Systems Inc.  from 2004 to 2005, Excite@Home Inc.  from 2001 to 2002, and Telocity Inc.  from 1999 to 2001.  Ms. Hart also held various positions at Sprint Corporation, including President and Chief Operating Officer, Long Distance Division.  Ms. Hart has served on numerous public company boards, including Yahoo! Inc.  (2010-2012), LIN TV Corp. (2006-2009), Spansion Inc.  (2005-2008), and Korn/Ferry International Inc.  (2000-2009).  She currently serves on the board of the American Gaming Association.

Ms. Hart earned a Bachelor of Science degree in Business Administration with an emphasis in Marketing and Economics from Illinois State University.

Lorenzo Pellicioli	64

Prior to the effective time of the Mergers, Mr. Pellicioli served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors as Chairman from August 2006 to April 2015.  Mr. Pellicioli has served as Chief Executive Officer of De Agostini S.p.A. since November 2005.  Previously, he served as the first  President and Chief Executive Officer of Costa Cruise Lines in Miami, a division of the Costa Crociere Group that operates in North America.  He was then promoted to Worldwide General Manager of Costa Crociere S.p.A.

Name	Age	Biography

Mr. Pellicioli was also appointed President and Chief Executive Officer of the Compagnie Française de Croisières (Costa-Paquet), a subsidiary of Costa Crociere.  He took part in the privatization of SEAT Pagine Gialle and, after the acquisition, he was appointed Chief Executive Officer.  Following the sale of SEAT, Pellicioli worked for the Telecom Italia Group as head of the Internet Business Unit.  Earlier in his career, he served as General Manager of Advertising Sales and Vice General Manager of Mondadori Periodici (magazines) for the Gruppo Mondadori Espresso, the first Italian publishing group.  He was promoted to President and Chief Executive Officer of Manzoni & C.  S.p.A, an advertising division of the Group.  He has also held various positions in the private sector of Italian television for Manzoni Pubblicità, Publikompass and he was appointed president of Bergamo TV Programmes after starting his career as a journalist for the newspaper Giornale Di Bergamo.  Since 2006, he has been a member of the Clinton Global Initiative.  He is also member of the advisory boards of Investitori Associati IV, Wisequity II e Macchine Italia and Palamon Capital Partners.  Mr. Pellicioli serves as Chairman of the board of directors of DeA Capital, Chairman of Zodiak Media, Deputy Chairman of the Supervisory Board of Générale de Santé, and he is a member of the executive committee and the board of directors of Assicurazioni Generali S.p.A.

Paget L. Alves	61

Mr. Alves served as Director of International Game Technology from January 2010 until the effective time of the Mergers.  He served as Chief Sales Officer of Sprint Corporation, a wireless and wireline communications services provider (“Sprint”), from January 2012 to September 2013 after serving as President of the Business Markets Group since 2009.  From 2003 to 2009, Mr. Alves held various positions at Sprint, including President, Sales and Distribution from 2008 to 2009; President, South Region, from 2006 to 2008; Senior Vice President, Enterprise Markets, from 2005 to 2006; and President, Strategic Markets from 2003 to 2005.  Between 2000 and 2003, Mr. Alves served as President and Chief Executive Officer of PointOne Telecommunications Inc., and President and Chief Operating Officer of Centennial Communications.  Mr. Alves previously served on the board of directors of GTECH Holdings Corporation (2005-2006), and Herman Miller, Inc.  (2008-2010).

Mr. Alves earned a Bachelor of Science degree in Industrial and Labor Relations and a Juris Doctor degree from Cornell University.

Paolo Ceretti	60

Prior to the effective time of the Mergers, Mr. Ceretti served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors since 2004.  Mr. Ceretti has been General Manager of De Agostini since 2004.

He is also Chief Executive Officer of DeA Capital (De Agostini’s arm in private equity investments and alternative asset management, listed at the Milan Stock Exchange) and De Agostini Editore (Publishing).  Mr. Ceretti gained most of his professional experience at Fiat Group, where he held positions of increasing importance at the corporate level (Internal Auditing, Finance) and then in the Financial Services Sector.  He then became the Head of Strategic Planning and Development of IFIL (currently EXOR, listed holding company of the Italian Agnelli Group).  After assuming responsibility for the Internet B2C sector of Fiat/IFIL in 1999, Mr. Ceretti was appointed Chief Executive Officer of Global Value S.p.A., a Fiat/IBM joint venture in the Information Technology sector.  He is currently a member of the board of directors of Zodiak Media (TV content production) and IDeA Fimit (real estate asset management), among other companies.

Name	Age	Biography
Alberto Dessy	62

Prior to the effective time of the Mergers, Mr. Dessy served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors since 2011.  He is currently a Professor at Bocconi University.   Mr. Dessy is a Chartered Accountant  specialized in corporate finance, particularly the evaluation of companies, trademarks, equity and investments, financial structure, channels and loan instruments, funding for development and in acquisitions and disposals of companies.  He has been an expert witness for parties to lawsuits and as an independent expert appointed by the court in various legal disputes.  He is currently on the board of directors of Chiorino S.p.A. and has been on the boards of many companies, both listed and unlisted, including Redaelli Tecna S.p.A., Laika Caravans S.p.A., Premuda S.p.A., I.M.A., Milano Centro S.p.A., and DeA Capital S.p.A.

Mr. Dessy graduated from Bocconi University.

Marco Drago	69

Prior to the effective time of the Mergers, Mr. Drago served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors since 2002.  Since 1997, Mr. Drago has been the Chairman of De Agostini, one of Italy’s largest family-run groups, which he led through an extraordinary phase of development and diversification in new activities, so that nowadays De Agostini Group is operating worldwide, with revenues over €5 billion, an EBITDA of €1.2 billion, and about 12.000 employees in different sectors: lotteries, gaming and services (IGT); media and communications (Atresmedia, Planeta, Zodiak Media Group); Finance (DeA Capital); Real Estate Asset Management (IDeA FIMIT); and insurance (Assicurazioni Generali).  Since October 2006, he has also been Chairman of the Board of Partners of B&D, a family limited partnership created to ensure cohesion in share ownership, consistency of intent and continuity in decision-making over the long term.  Mr. Drago is Vice President of  De Agostini Planeta Group and director of Atresmedia, DeA Capital, De Agostini Editore, Zodiak Media and S.  Faustin (Techint Group) and a member of the Assonime’s board of governors.

Mr. Drago graduated in Economics and Business from Bocconi University and achieved important awards such as “Bocconiano dell’anno” in 2001 and appointed “Cavaliere del Lavoro” in 2003.

Sir Jeremy Hanley	70

Prior to the effective time of the Mergers, Sir Hanley served on the GTECH Holdings Corporation board from 2001 to 2006.  He is a Privy Counsellor and Knight Commander of the Order of St.  Michael and St.  George.  He is also a Chartered Accountant.  He has served as a director of London Asia Capital since 2012; Willis Ltd.  since March 2008; Parkstone Capital Limited (f/k/a Langbar International Ltd.) since April 2006; and Willis Group Holdings Inc.  since April 2006 as a member of the audit committee.  Sir Hanley also served as a director and audit committee member of Lottomatica Group S.p.A. from April 2008 to April 2011, and served as a member of the advisory board of Blue Hackle Ltd.  from February 2006 to January 2011.  In addition, he has served on the boards of the Arab-British Chamber of Commerce (1999-2011, chairman of the audit committee); Mountfield Group plc (2008-2009); Onslow Suffolk Ltd (2007-2008, chairman); CSS Stellar plc (2007-2008); ITE Group plc (1998-2008); MTF Ltd (2008-2009); Nymex Europe Ltd.  (2008-2009, chairman of audit committee 2005-2007, member of remuneration committee 2005-2007); International Trade & Investment Missions Ltd (1997-2005, chairman); Caylon (f/k/a Credit Lyonnais) (2000-2005); Brain Games Network Ltd (2000-2002, chairman); AdVal Group plc (2000-2003); Christchurch group Ltd.  (1997-1998); Brass Tacks Publishing Company (1997-2000); Fields Aircraft Spares, Inc.  (1998-1999); and Talal Abu Ghazaleh International (2004-2005).

Name	Age	Biography

Sir Hanley was a Member of Parliament for Richmond and Barnes from 1983 to 1997, and held a number of ministerial positions in the U.K. government, including Under Secretary of State for Northern Ireland, Minister of State for the Armed Forces, Cabinet Minister without Portfolio at the same time as being Chairman of the Conservative Party, and Minister of State for Foreign & Commonwealth Affairs.  He retired from politics in 1998.

Sir Hanley was educated at the Rugby School and began his accounting career with Peat Marwick Mitchell & Company (KPMG) as an articled clerk in 1963.  He qualified as a Chartered Accountant in 1969 and joined The Financial Training Company, and in 1980 qualified as a Certified Accountant and Chartered Secretary and Administrator.

James F. McCann	64

Mr. McCann joined the IGT PLC board of directors in April 2015.  He is the Chairman and Chief Executive Officer of 1-800-Flowers.com, Inc., a position he has held since 1976.  McCann serves as a director (since 2004) and non-executive Chairman (since July 2013) of Willis Group Holdings PLC (“Willis Group”).  Prior to serving as the non-executive Chairman of the board of Willis Group, he served as the company’s presiding independent director.  McCann also serves as a director for Scott’s Miracle-Gro.  He previously served as a director and compensation committee member of Lottomatica S.p.A. (from August 2006 to April 2011), and as a director of Gateway, Inc.  and The Boyds Collection, Ltd.

Vincent L. Sadusky	50

Prior to the effective time of the Mergers, Mr. Sadusky served on the IGT board of directors since July 2010.  He has served as President and Chief Executive Officer of Media General, Inc., one of the nation’s largest multimedia companies, since December 2014, following the company’s merger with LIN Media LLC.  Prior to the effective time of the Mergers, Mr. Sadusky served as President and Chief Executive Officer of LIN Media LLC from 2006 to 2014 and was Chief Financial Officer from 2004 to 2006.  Prior to joining LIN Media LLC, he held several management positions, including Chief Financial Officer and Treasurer, at Telemundo Communications, Inc.  from 1994 to 2004, and from 1987 to 1994, he performed attestation and consulting services with Ernst & Young, LLP.  Mr. Sadusky currently serves on the board of directors of LIN Media LLC, Hemisphere Media Group, Inc.  and NBC Affiliates, to which he was elected Treasurer in 2012.  Previously, he served on the Open Mobile Video Coalition, to which he served as President from 2011 until its integration into the National Association of Broadcasters in January 2013.  He formerly served on the board of directors of JVB Financial Group, LLC (2001-2011) and Maximum Service Television, Inc.  (2006-2011).

Mr. Sadusky earned a Bachelor of Science degree in Accounting from Pennsylvania State University where he was a University Scholar.  He earned a Master of Business Administration degree from the New York Institute of Technology.

Marco Sala	56

Mr. Sala is the Chief Executive Officer of IGT PLC.  Prior to the effective time of the Mergers, Mr. Sala served as Chief Executive Officer of GTECH S.p.A. (formerly Lottomatica Group) since April 2009.  Since joining GTECH S.p.A. as Co-General Manager in 2003, Mr. Sala has been a member of the board of directors.  In August 2006, he was appointed Managing Director with responsibility for the Company’s Italian Operations and other European activities.  He was named Chief Executive Officer of GTECH S.p.A. in April 2009 with responsibility for overseeing all of the Company’s segments, including the Americas, International, Italy, and Products and Services.

Name	Age	Biography

Before joining the Company, he served as Chief Executive Officer of Buffetti, Italy’s leading office equipment and supply retail chain.  Prior to Buffetti, Mr. Sala served as Head of the Italian Business Directories Division for SEAT Pagine Gialle.  He was later promoted to Head of Business Directories with responsibility for a number of international companies, such as Thomson (Great Britain), Euredit (France), and Kompass (Italy).  Earlier in his career, he worked as Head of the Spare Parts Divisions at Magneti Marelli (a Fiat Group company) and soon after he became Head of the Lubricants Divisions.  Additionally, he held various marketing positions at Kraft Foods.  Mr. Sala graduated from Bocconi University in Milan, majoring in Business and Economics.

Gianmario Tondato da Ruos	55

Prior to the effective time of the Mergers, Mr. Tondato da Ruos served as a Lead Independent Director of GTECH S.p.A. (formerly Lottomatica Group) from 2006 to April 2014.  Mr. Tondato da Ruos has served as the Chief Executive Officer of Autogrill S.p.A. since April 2003.  He joined Autogrill Group in 2000, and moved to the United States to manage the integration of the North American subsidiary HMSHost and successfully implemented a strategic refocusing on concessions and diversification into new business sectors, distribution channels and geographies.

Mr. Tondato da Ruos is Chairman of HMSHost Corporation, Chairman of World Duty Free S.p.A., and director of World Duty Free Group S.A.U.  He has been a director of Autogrill since March 2003, and sits on the advisory board of Rabo Bank (Hollande).

Mr. Tondato da Ruos graduated with a degree in economics from Ca’Foscari University of Venice.

Tracey D. Weber	48

Prior to the effective time of the Mergers, Ms. Weber was a member of the IGT board of directors from July 2013 to April 2015.  She currently serves as President of Gilt and previously served as the Chief Operating Officer of Gilt.  Ms. Weber previously served as Managing Director, North America Internet and Mobile and Global Product at Citibank NA from 2010 to 2013.  Prior to this, she served as Executive Vice President, Textbooks and Digital Education at Barnes & Noble, Inc.  in 2010 and held several management positions at Travelocity.com from 2002 to 2010, including President, North America.

Ms. Weber earned a Bachelor of Arts degree in Economics from Harvard University and a Master of Business Administration degree from the Wharton School of Business, University of Pennsylvania.

In relation to the Mergers, IGT PLC’s controlling shareholders, De Agostini S.p.A. and DeA Partecipazioni S.p.A. (collectively, “De Agostini”) have entered into a voting agreement with IGT PLC pursuant to which De Agostini has agreed to vote, for a period of three years following the effectiveness of the Mergers, all of the IGT PLC ordinary shares then owned in favor of any proposal or action so as to effect and preserve the board and executive officer composition of IGT PLC in place immediately following the Mergers.  For more information, see Item 10.C  Material Contracts—Voting Agreement”.

Senior Management

Name		Biography
Renato Ascoli	53

Mr. Ascoli, as the Chief Executive Officer of North America Gaming/Interactive (DoubleDown Casino) of IGT PLC, is responsible for product development, manufacturing, marketing, and delivery of all of the Company’s gaming offerings.  This includes interactive and sports betting, as well as oversight of the DoubleDown Casino online social gaming business.

Prior to the effective time of the Mergers, Mr. Ascoli served as General Manager of GTECH S.p.A. (formerly known as Lottomatica Group) and President of GTECH Products and Services, where he was responsible for overseeing the design, development, and delivery of state-of-the-art platforms, products, and services.  He supported all stages of the sales process, and provided marketing and technology leadership to optimize investment decisions.

Prior to this role, Mr. Ascoli served as Head of Italian Operations.  In this position, he was responsible for the strategic direction and operations of the Company’s Italian businesses.  He joined GTECH S.p.A. in 2006 as Director of the Gaming division.

From 1992 to 2005, Mr. Ascoli worked for the national railway system Ferrovie dello Stato/Trenitalia, where he held roles of increasing responsibility including head of Administration, Budget, and Control of the Local Transport Division; head of Strategies, Planning, and Control of the Transport Area; and head of the Passengers Commercial Unit.  In 2000, he was appointed Marketing Director of the Passengers Division, and later served as Director of Operations and Passengers Division.  He also was head of International Development for Trenitalia.

Earlier in his career, he led international marketing efforts for Fincentro Group - Armando Curcio Editore, where he was responsible for commercial development of the publishing assets of Fincentro Group.  He was also responsible for defining the strategic and management assets of the many companies comprising Fincentro Group.

Mr. Ascoli also served as a consultant to Ambrosetti Group, supporting the internationalization process (Spain, England, and U.S.A.).  He graduated from Bocconi University in Milan, majoring in Economics and Social Studies.

Walter Bugno	55

As Chief Executive Officer of IGT PLC International, Mr. Bugno is responsible for the management and strategic development of the International region.  He works directly with IGT PLC’s management teams to implement the Company’s vision through the ongoing delivery of value to customers, shareholders, and employees.

Mr. Bugno leads the Company’s lottery, gaming, and interactive businesses throughout Europe (except Italy), as well as in the Middle East, Latin America and the Caribbean, Africa, and the Asia-Pacific region.  He also oversees private manager agreement opportunities across these regions.

He joined GTECH S.p.A. (formerly known as Lottomatica Group) in July 2010 as President and CEO of SPIELO International (now integrated into GTECH).   He led the business by capitalizing on the many growth opportunities in the gaming industry, and overseeing the Company’s long-term strategic direction.  In 2012, Mr. Bugno’s portfolio expanded to include the Company’s interactive business.  Under his leadership, SPIELO experienced substantial growth and became a major contributor to the Company’s total earnings.

Name		Biography

From 2006 to 2009, Mr. Bugno was the CEO of Casinos for Tabcorp Holdings Limited, Australia’s premier gambling and entertainment group.  During his tenure with Tabcorp, Mr. Bugno transformed the business from being product-driven to customer-driven by revitalizing the customer casino experience with new loyalty programs, products, and customer service.  Some of his successes included a new 12-year exclusive casino license with the New South Wales government, expansion of gaming products, and increases in market share.

Prior to Tabcorp, Mr. Bugno was President of Campbell Soup Company in Asia Pacific from 2002 to 2006.  He was responsible for Campbell’s food products, manufacturing, and distribution.  He was previously Managing Director of Lion Nathan Australia, a division of Lion, one of Australasia’s leading beverage and food companies.

Mr. Bugno grew up in Australia and Italy, and has Bachelor of Commerce and Master of Commerce degrees from the University of New South Wales, Australia.

Fabio Cairoli	49

As Chief Executive Officer of IGT PLC Italy, Mr. Cairoli is responsible for managing all business lines, marketing services, and sales for the Company’s Italian operations.  Through his leadership of the largest lottery operator in the world, Mr. Cairoli shares insights and best practices with other organizations in the Company.

Mr. Cairoli joined the Company in 2012 as Senior Vice President of Business.  He has more than 20 years of experience in consumer goods for multinational organizations, with both local and international expertise.  He served as Group General Manager and Board Member of Bialetti Industrie, a world-renowned Italian manufacturer and retailer of stovetop coffee (espresso) makers and small household electrical appliances.  During his tenure at Bialetti, he was responsible for turning around the business by refocusing strategy, streamlining costs, and optimizing the product portfolio and retail presence.

Prior to Bialetti, Mr. Cairoli served as General Manager of Star Alimentare, a major Italian food company, and successfully relaunched an historical brand.  Additionally, he spent part of his career with Julius Meinl Italia and with Motorola Mobile Devices Italy.  He also spent 10 years with Kraft Foods in Italy and the U.K. in various capacities.

Mr. Cairoli holds a bachelor’s degree in Economics from the Catholic University in Milan.

Michael Chambrello	57

As the Chief Executive Officer of North America Lottery for IGT PLC, Mr. Chambrello is responsible for the development and delivery of all lottery technology solutions globally for the Company, as well as the strategic development and management of the lottery business in the U.S. and Canada.  In addition, he is also responsible for the global instant ticket printing business.

A seasoned lottery industry expert, Mr. Chambrello most recently served as CEO of Scientific Games Corporation, where he had overall responsibility for managing Scientific Games’ day-to-day worldwide activities.  Prior to that, he was Scientific Games’ President and Chief Operating Officer.  He left Scientific Games in 2013.

Name		Biography

For a 17-year span, Mr. Chambrello held various roles of increasing responsibility at GTECH until he left the Company in 1998.  From 1996 to 1998, he was President of GTECH Corporation and Executive Vice President of GTECH Holdings Corporation.  Mr. Chambrello has also served as President and CEO of Environmental Systems Products Holdings (ESP), and as CEO of Transmedia Asia Pacific, Inc.  and Transmedia Europe Inc.

Mr. Chambrello has served on the board of directors of various public and private companies, most recently as chairman of the board of directors for Meridian Lightweight Technologies in Detroit, the world’s leading provider of magnesium die casting components for the automobile industry.  He has served on the board of numerous not-for-profit organizations, and currently sits on the executive committees of the Petit Family Foundation and the Southern Connecticut State University Foundation.

Mr. Chambrello earned a Bachelor of Science degree in Economics from Southern Connecticut State University, and attended graduate school at the American University Kogod College of Business in Washington, D.C.

Alberto Fornaro	50

As the Executive Vice President and Chief Financial Officer for IGT PLC, Mr. Fornaro is responsible for managing and developing the financial strategy for the Company.  He oversees the Finance, Accounting, and Control Organization, which includes making tactical decisions and improving financial strategies to maximize shareholder value and cash flow; providing high-quality financial and management reporting; and ensuring compliance of all fiscal and statutory reporting, and legal matters.

He brings more than 20 years of strong financial expertise to IGT PLC and has an extensive record of significant international exposure.

Prior to the effective time of the Mergers, Mr. Fornaro served as Executive Vice President and Chief Financial Officer for GTECH S.p.A. He was previously Group CFO and President of the EMEA (Europe, Middle East, and Africa) division at Doosan Infracore Construction Equipment (DICE), a world leader in the construction equipment industry formed by Bobcat and Doosan Infracore.  During his tenure at DICE, he led numerous integration programs and several cost-saving initiatives, helping DICE to weather the recent economic downturn and emerge as an even stronger player in a highly competitive industry.

Mr. Fornaro also served as General Manager and CFO of Technogym, the second-largest worldwide manufacturer of fitness equipment.  Additionally, he spent 12 years in finance at Case New Holland (CNH) Global/Fiat Group in Italy and the U.S.  At CNH, he served in many different financial capacities at the vice president level.

He holds a bachelor’s degree in Economics and Banking from the University of Siena, Italy; a master’s degree in Banking and Finance from the University of Siena’s Post Graduate School, Italy; and was a Visiting Scholar at the Ph.D.  Program in Economics at Columbia University, New York.   Mr. Fornaro is licensed as a Certified Public Accountant in Illinois.

Donald R. Sweitzer	67

As Chairman of IGT Corporation (North America) and Senior Public Affairs Advisor, Mr. Sweitzer is an ambassador for the Company when interacting with global customers, current and potential partners, and government officials.  Additionally, Mr. Sweitzer advises IGT PLC’s CEO on government affairs and general business matters.

Name		Biography

Prior to becoming Chairman, Mr. Sweitzer served as Senior Vice President of Global Business Development and Public Affairs of GTECH, and was responsible for leading the Company’s efforts to identify and develop new business opportunities in targeted markets, support the expansion of GTECH’s products and services in existing jurisdictions, and continually enhance the Company’s communications and services to its worldwide government and commercial clients.

When Mr. Sweitzer joined GTECH in 1998, he brought more than 20 years of experience in government and public affairs.  A recognized authority on national politics and public affairs, Mr. Sweitzer has advised numerous national, statewide, and congressional candidates throughout his career, and has worked at every level of government.

Robert Vincent	61

As the Senior Vice President of Human Resources and Corporate Communications for IGT PLC, Mr. Vincent is responsible for global organizational development and people management, as well as internal and external corporate communications.  He is also involved in selected business development projects, as well as support activities in compliance, investor relations, marketing communications, and government relations.  Additionally, he leads the Company’s corporate social responsibility efforts.

Prior to the effective time of the Mergers, Mr. Vincent had been affiliated with GTECH S.p.A. for more than 20 years, having served as an external consultant; as Vice President of Business Development for Dreamport, GTECH’s former gaming and entertainment subsidiary; and as Senior Vice President of Corporate Affairs for GTECH Corporation.

Before joining the Company, he was a senior partner at RDW Group, a regional advertising and public relations company in Rhode Island.  He also held senior policy and administrative positions with Rhode Island-based governments, including the Governor’s Office, Secretary of State’s Office, and the Providence Mayor’s Office.  In addition, he has led community and government affairs efforts at Brown University in Providence.

Mr. Vincent received his bachelor’s degree in Political Science from the University of Rhode Island.

There are no familial relationships among any of our Directors or senior managers set forth above.

I.                                        Compensation

IGT PLC

Prior to the effectiveness of the Mergers on April 7, 2015, IGT PLC did not conduct any material activities other than those incident to its formation and the matters contemplated by the Merger Agreement, and its directors, prior to the effectiveness of the Mergers, did not receive any compensation for their services as directors of IGT PLC.

GTECH S.p.A.

The following table summarizes remuneration paid or accrued to GTECH’s directors for the year ended December 31, 2014.

Non-Employee Director Compensation

During 2014, members of GTECH’s board of directors and Marco Sala, the Chief Executive Officer, were paid an annual retainer of €50,000 and an attendance fee calculated on the basis of either physical (€5,000) or telephone attendance (€2,500) of meetings, up to the maximum overall amount determined by the GTECH shareholders’ meeting in accordance with Italian law (€2.3 million).

Base Director Compensation

	Annual	Attendance Fees
Role	Retainer (€)	Physical (€)	Remote (€)
Director	50,000	5,000	2,500

Members of the GTECH board of directors who served on committees were also paid certain additional fixed amounts and attendance fees, as set forth below.

Additional Director Compensation

	Annual	Attendance Fees
Role	Retainer (€)	Physical (€)	Remote (€)
Chairman of the Board of Directors	350,000	—	—
Chairman of the Compensation and Nomination Committee	30,000	2,500	1,250
Compensation and Nomination Committee Membership	25,000	2,500	1,250
Chairman of the Control, Risk and Related Parties’ Committee(1)	45,000	2,500	1,250
Control, Risk and Related Parties’ Committee Membership	25,000	2,500	1,250
Chairman of the Independent Directors’ Committee	15,000	2,500	1,250
Independent Directors’ Committee Membership(2)	10,000	2,500	1,250
Surveillance Body Membership	25,000	—	—

(1)         Established on May 8, 2014; previously known as Control and Risk Committee.

(2)         Established until May 8, 2014; after which date this committee’s functions were allocated to the Control, Risk and Related Parties’ Committee.

The following table sets forth the approximate compensation paid to GTECH’s non-employee directors during 2014:

Non-Employee Director Compensation

Name	Annual Director Fees (€)	Committee Fees (€)		Total (€)
Lorenzo Pellicioli, Chairman	460,000	—		460,000
Pietro Boroli, Director(1)	32,535	—		32,535
Donatella Busso, Director	105,000	36,007	(2)	141,007
Paolo Ceretti, Director	110,000	43,768	(3)	153,768
Alberto Dessy, Director	100,000	114,757	(4)	214,757
Marco Drago, Director	100,000	—		100,000
Anna Gatti, Director	75,105	21,300	(5)	96,405
Antonio Mastrapasqua, Director	75,105	23,313	(6)	98,418
Gianmario Tondato da Ruos, Director	30,035	18,280	(7)	48,315
Elena Vasco, Director	85,105	21,300	(8)	106,405

(1)         Mr. Boroli served as a director from January 1, 2014 until May 8, 2014.

(2)         Ms. Busso served as a member of the Control and Risk Committee until May 8, 2014, as a member of the Control, Risk and Related Parties’ Committee from May 8, 2014 until December 31, 2014, and as a member of the Independent Directors’ Committee during 2014.

(3)         Mr. Ceretti served as a member of the Compensation and Nomination Committee during 2014 and as a member of the Control and Risk Committee until May 8, 2014.

(4)         Mr. Dessy served as a member of the Compensation and Nomination Committee and the Independent Directors’ Committee, and as Chairman of the Surveillance Body during 2014.  He also served as Chairman of the Control and Risk Committee until May 8, 2014, and as Chairman of the Control, Risk and Related Parties’ Committee from May 8, 2014 until December 31, 2014.

(5)         Ms. Gatti served as a member of the Compensation and Nomination Committee during 2014.  She served as independent director of the board of GTECH S.p.A. from May 8, 2014, and as Lead Independent Director from May 23, 2014 until December 31, 2014.

(6)         Mr. Mastrapasqua served as Chairman of the Compensation and Nomination Committee and as independent director of the board of GTECH S.p.A. from May 8, 2014 until December 31, 2014.

(7)         Mr. Tondato da Ruos served as an independant director, as the Chairman of the Compensation and Nomination Committee, and as the Chairman of the Independent Directors’ Committee from January 1, 2014 until May 8, 2014.

(8)         Ms. Vasco served as independent director of the board of GTECH S.p.A. and as a member of the Control, Risk and Related Parties’ Committee from May 8, 2014 until December 31, 2014.

The table above does not include compensation paid to Marco Sala, the Chief Executive Officer of GTECH, or Jaymin B.  Patel, the President and Chief Executive Officer of GTECH Americas.  Amounts paid to both of these individuals in their capacity as directors are included in “—Officer Compensation” below.

Officer Compensation

Total Compensation

The following table sets forth the approximate compensation paid to GTECH’s officers during 2014, including Messrs.  Sala and Patel, Renato Ascoli, President of Products & Services of GTECH, Fabio Cairoli, General Manager (Italy Region) of GTECH, Walter Bugno, President and Chief Executive Officer of GTECH International, and Alberto Fornaro, Chief Financial Officer of GTECH.  The compensation paid to Messrs. Bugno and Fornaro is presented on an aggregate basis in the rows labeled “Other Officers” in the tables below.

Officer Compensation

Name	Salary (€)(1)		Bonus (€)		Equity Awards (€)(2)	Other (€)(3)	Total (€)
Marco Sala, Chief Executive Officer	892,557	(4)	1,450,212	(5)	2,887,789	79,610	5,310,168
Jaymin B. Patel, President and Chief Executive Officer, GTECH Corp., Americas Region	748,846		999,077		1,156,360	185,304	3,089,587
Renato Ascoli, President of Products & Services	450,000		897,803		873,107	316,075	2,536,985
Fabio Cairoli, General Manager (Italy Region)	352,308		455,085		—	26,528	833,921
Other Officers	853,846		1,476,236		898,980	325,528	3,554,590

(1)         For Messrs.  Sala and Patel, also includes amounts paid in respect of service on GTECH’s board of directors.

(2)         Represents the IFRS grant date fair value of equity compensation vested during fiscal year 2014.

(3)         Represents the value of health and welfare benefits received by the officers during 2014 (including medical, dental, disability, life insurance, retirement, relocation, tax preparation and retirement benefits).  For Mr. Patel, this amount also includes a housing allowance of €71,954 and perquisites of €53,846.  For Mr. Ascoli, this amount also includes €211,489 received in respect of housing allowances.  For the other top executives, this amount also includes aggregate housing and car allowances and perquisites of €193,334.

(4)         Includes €15,000 earned by Mr. Sala in respect of service as a Director of IT Bank S.p.A., a company affiliated with GTECH, and €19,200 earned by Mr. Sala in respect of service as a Director of OPAP (i.e., the Greek operator of lotteries and sports betting).

(5)         In addition, Mr. Sala received a discretionary award of €75,500 in 2014 that was related to his 2013 performance and is not included in the compensation disclosed above.

Equity Compensation

The table below sets forth the stock options relating to GTECH shares granted to officers of GTECH during 2014.

Grants of Stock Options

Name	No. of Options (#)(1)	Exercise Price (€)	Exercise Period	Grant Date
Marco Sala	420,673	18.71	2017 - 2020	07/31/2014
Jaymin Patel	198,557	18.71	2017 - 2020	07/31/2014
Renato Ascoli	158,653	18.71	2017 - 2020	07/31/2014
Fabio Cairoli	98,824	18.71	2017 - 2020	07/31/2014
Other Officers	224,465	18.71	2017 - 2020	07/31/2014

(1)         Options vest subject to the achievement of performance targets in respect of cumulative consolidated EBITDA and net financial position measured over a three-year period.  See “—Long-Term Incentive Compensation Plans” below.

The table below sets forth the shares granted pursuant to compensation plans, other than stock options, to officers of GTECH during 2014.

Grants of Shares

Name	No. of Shares (#)	Fair Value at Date of Allocation (€)(1)	Vesting Period	Allocation Date	Share’s Market Price upon Allocation
Marco Sala	86,882	17.62	2014 - 2016	07/31/2014	18.00
Jaymin Patel	41,008	17.62	2014 - 2016	07/31/2014	18.00
Renato Ascoli	32,766	17.62	2014 - 2016	07/31/2014	18.00
Fabio Cairoli	20,410	17.62	2014 - 2016	07/31/2014	18.00
Other Officers	46,358	17.62	2014 - 2016	07/31/2014	18.00

(1)         Fair value is not indicated for those plans with effects in future financial years.

Short-Term Incentive Compensation Plans

GTECH short-term incentive compensation (“STI”) plans during 2014 were performance-based and designed to encourage employees to achieve both short-term financial results and longer term strategic objectives.  GTECH’s officers participated in the same STI plans as other employees during 2014.  The primary focus of STI plans was to motivate GTECH’s employees and reward employees for the achievement of annual objectives.  STI plans were designed to recognize growth achievement with an opportunity to earn a bonus on the upside, as well as to limit the downside potential.  Payments under the STI plans were based on group and/or business unit as well as individual performance.

For purposes of the STI plans, financial performance was measured based on operating income (OI) at the GTECH level and/or operating income for a particular group or segment in which the individual was employed.  The table below sets forth the minimum, target, and maximum performance thresholds for OI under the STI plans.

Operating Income and Performance

Percent of OI Achieved (%)	GTECH OI (€ millions)
90	493.8
100	548.7
110.5	606.5

Some officers also had a goal to improve GTECH’s net financial position, and others had cash flow as a metric.  Financial goals based on operating income were measured on a curve on which, in general, the minimum threshold payment was made for 90% achievement, 100% for target performance, and 110-115% for maximum achievement.

All financial objectives were established at the start of the year by the Chairman of the GTECH board of directors for the CEO, and by the CEO jointly with the Chairman of the GTECH board of directors for the other officers, in each case, following prior approval by the Compensation and Nomination Committee.

All STI objectives had an appropriate mix of financial and individual metrics.  The STI component of compensation was subject to a maximum award limit equal to 200% of the target STI award of the plan participant and was paid upon achievement of 110%-115% financial performance.  STI payouts could be adjusted for windfalls outside of the control of the officers.

Long-Term Incentive Compensation Plans

GTECH’s long-term incentive compensation (“LTI”) plans provided for stock option grants and restricted stock awards.  Awards under GTECH’s LTI plans were generally split between stock options and restricted stock, with approximately 50% of the value of the award allocated to stock options and the balance to restricted stock.

The principal purpose of granting LTI awards was to assist GTECH and its subsidiaries in attracting and retaining award recipients, to provide a market competitive total compensation package and to motivate award recipients to increase shareholder value by enabling them to participate in the value that was created, thus aligning their interests with those of GTECH’s shareholders.  The LTI plans were based upon two performance metrics: Three-Year Cumulative Consolidated EBITDA (profitability measure) and Net Financial Position (use of cash).  Financial objectives were established by the GTECH board of directors based upon a proposal by the Compensation and Nomination Committee, consistent with the authorization provided by GTECH’s shareholders.  Company-related LTI targets throughout individual LTI plans were based on economic consolidated performance as follows:

•                  a total consolidated EBITDA of at least 90% of the targeted total consolidated EBITDA; and

•                  a ratio calculated between the consolidated net financial position and consolidated EBITDA.

GTECH officers are required to retain at least 20% of the shares they receive upon vesting of the restricted stock awards and a portion of the shares received upon exercise of vested stock options for three years following the vesting or exercise date, as applicable.

The LTI plans permit GTECH to clawback or to make other, similar adjustments to the plans following vesting of the applicable awards in the event of erroneous financial statements or incorrect data contained therein.

Amounts accrued for pensions and similar benefits

As of December 31, 2014, the total amount accrued by GTECH and its subsidiaries to provide pension, retirement or similar benefits was €11,475,000.

IGT 2015 Equity Incentive Plan

The Company has adopted the International Game Technology PLC 2015 Equity Incentive Plan (the “IGT 2015 Plan”).  The principal purposes of this plan are to focus directors, officers and other employees and consultants on business performance that creates shareholder value, to encourage innovative approaches to the business of the Company, and to encourage ownership of our ordinary shares by directors and other employees.

The IGT 2015 Plan provides for a variety of awards, including nonqualified share options, share appreciation rights (“SARs”), restricted shares, restricted share units, performance units, other share-based awards, or any combination of those awards.  The IGT 2015 Plan provides that awards may be made under the plan for ten years.  We reserved 11,500,000 ordinary shares for issuance under the IGT 2015 Plan, subject to adjustment in certain circumstances to prevent dilution or enlargement.

Administration

The IGT 2015 Plan is administered by our compensation committee.  The compensation committee may delegate administration to one or more members of our board of directors.  The compensation committee has the power to interpret the IGT 2015 Plan and to adopt such rules for the administration, interpretation, and application of the IGT 2015 Plan according to its terms.  The compensation committee shall determine the number of our ordinary shares that will be subject to each award granted under the IGT 2015 Plan and may take into account the recommendations of our senior management in determining the award recipients and the terms and conditions of such awards.  Subject to certain exceptions, our board of directors may at any time and from time to time exercise any and all rights and duties of the compensation committee under the IGT 2015 Plan.

Eligibility

Certain directors and employees will be eligible to be granted awards under the IGT 2015 Plan.  Our compensation committee will determine:

•                                          which directors and employees are to be granted awards;

•                                          the type of award that is granted;

•                                          the number of our ordinary shares subject to the awards;

•                                          and the terms and conditions of such awards, consistent with the IGT 2015 Plan.

Our compensation committee will have the discretion, subject to the limitations of the IGT 2015 Plan and applicable laws, to grant awards under the IGT 2015 Plan.

Share Options

Subject to the terms and provisions of the IGT 2015 Plan, share options to purchase our ordinary shares may be granted to eligible individuals at any time and from time to time as determined by our compensation committee.  Share options may only be granted as nonqualified share options, which do not qualify for favorable tax treatment under U.S. federal tax law.  Subject to the limits provided in the IGT 2015 Plan, our compensation committee will determine the number of share options granted to each recipient.  Each share option grant will be evidenced by an award agreement that specifies the share option exercise price, the duration of the share options, the number of shares to which the share options pertain, and such additional limitations, terms, and conditions as our compensation committee may determine.

Our compensation committee will determine the exercise price for each share option granted, except that the share option exercise price may not be less than 100 percent of the fair market value of an ordinary share on the date of grant.  All share options granted under the IGT 2015 Plan will expire no later than ten years from the date of grant.  Share options are nontransferable except by will or by the laws of descent and distribution or, in the case of nonqualified share options, as otherwise expressly permitted by our compensation committee.  The granting of a share option does not accord the recipient the rights of a shareholder, and such rights accrue only after the exercise of a share option and the registration of ordinary shares in the recipient’s name.

Share Appreciation Rights

Our compensation committee in its discretion may grant SARs under the IGT 2015 Plan.  SARs may be “tandem SARs,” which are granted in conjunction with a share option, or “free-standing SARs,” which are not granted in conjunction with a share option.  A SAR entitles the holder to receive from us upon exercise an amount equal to the excess, if any, of the aggregate fair market value of a specified number of our ordinary shares to which such SAR pertains over the aggregate exercise price for the underlying shares.  The exercise price of a free-standing SAR will not be less than 100% of the fair market value of an ordinary share on the date of grant.

A tandem SAR may be granted at the grant date of the related share option.  A tandem SAR will be exercisable only at such time or times and to the extent that the related share option is exercisable and will have the same exercise price as the related share option.  A tandem SAR will terminate or be forfeited upon the exercise or forfeiture of the related share option, and the related share option will terminate or be forfeited upon the exercise or forfeiture of the tandem SAR.

Each SAR will be evidenced by an award agreement that specifies the exercise price, the number of ordinary shares to which the SAR pertains, and such additional limitations, terms, and conditions as our compensation committee may determine.  We may make payment of the amount to which the participant exercising the SARs is entitled by delivering ordinary shares, cash, or a combination of shares and cash as set forth in the award agreement relating to the SARs.  SARs are not transferable except by will or the laws of descent and distribution or, with respect to SARs that are not granted in “tandem” with a share option, as expressly permitted by our compensation committee.

Restricted Shares

The IGT 2015 Plan provides for the award of ordinary shares that are subject to forfeiture and restrictions on transferability to the extent permitted by applicable law and as set forth in the IGT 2015 Plan, the applicable award agreement, and as may be otherwise determined by our compensation committee.  Except for these restrictions and any others imposed by our compensation committee, upon the grant of restricted shares, the recipient will have rights of a shareholder with respect to the restricted shares, including the right to vote the restricted shares and to receive all dividends and other distributions paid or made with respect to the restricted shares on such terms as will be set forth in the applicable award agreement.  During the restriction period set by our compensation committee, the recipient will be prohibited from selling, transferring, pledging, exchanging, or otherwise encumbering the restricted shares.

Restricted Share Units

The IGT 2015 Plan authorizes our compensation committee to grant restricted share units.  Restricted share units are not ordinary shares and do not entitle the recipients to the rights of a shareholder, although the award agreement may provide for rights with respect to dividend equivalents.  The recipient may not sell, transfer, pledge, or otherwise encumber restricted share units granted under the IGT 2015 Plan prior to their vesting.  Restricted share units will be settled in cash, ordinary shares, or a combination thereof as provided in the applicable award agreement, in an amount based on the fair market value of an ordinary share on the settlement date.

Performance Units

The IGT 2015 Plan provides for the award of performance units that are valued by reference to a designated amount of cash or other property other than ordinary shares.  The payment of the value of a performance unit is conditioned upon the achievement of performance goals set by our compensation committee in granting the performance unit and may be paid in cash, ordinary shares, other property, or a combination thereof.

Other Share-Based Awards

The IGT 2015 Plan also provides for the award of ordinary shares and other awards that are valued by reference to our ordinary shares, including unrestricted shares, dividend equivalents, and convertible debentures.

Performance Goals

The IGT 2015 Plan provides that performance goals may be established by our compensation committee in connection with the grant of any award under the IGT 2015 Plan.

Change in Control

Unless provided otherwise in the applicable award agreement:

•  in the event of a “change in control” of the Company (as defined in the IGT 2015 Plan), if equivalent replacement awards are substituted for awards granted and outstanding under the IGT 2015 Plan at the time of such change in control, such awards will not vest upon the change in control but will vest in full (in the case of any awards that are subject to performance goals, at the greater of target level and the applicable level of achievement through the change in control) upon a termination of service other than for “cause” (as defined in the IGT 2015 Plan) within 24 months following such change in control; and

•  notwithstanding any other provision of the IGT 2015 Plan to the contrary, upon the termination of service of a participant during the 24-month period following a change in control for any reason other than for cause, any share option or SAR held by the participant as of the date of the change in control that remains outstanding as of the date of such termination of service may thereafter be exercised until the last date on which such share option or SAR would otherwise be exercisable.

An award qualifies as a “replacement award” under the IGT 2015 Plan if the following conditions are met in the sole discretion of the compensation committee:  (a) it is of the same type as the award being replaced; (b) it has a value equal to the value of the award being replaced as of the date of the change in control; (c) if the underlying award being replaced was an equity-based award, it relates to publicly traded equity securities of the Company or the entity surviving the Company following the change in control; (d) it contains terms relating to vesting (including with respect to a termination of service) that are substantially identical to those of the award being replaced; and (e) its other terms and conditions are not less favorable to the participant than the terms and conditions of the award being replaced (including the provisions that would apply in the event of a subsequent change in control) as of the date of the change in control.

If equivalent replacement awards are not substituted for awards granted and outstanding under the IGT 2015 Plan at the time of such change in control, all then-outstanding share options and SARs will become fully vested and exercisable, and all full-value awards will vest in full, be free of restrictions, and be deemed to be earned and payable in an amount equal to the full value of such award (in the case of any awards that are subject to performance goals, at the greater of target level and the applicable level of achievement through the change in control).

Amendment

Our board of directors or our compensation committee may amend, alter, or discontinue the IGT 2015 Plan, but no amendment, alteration, or discontinuation will be made that would materially impair the rights of the participant with respect to a previously granted award without such participant’s consent, except such an amendment made to comply with applicable law, including, without limitation, Section 409A of the Code, stock exchange rules, or accounting rules.  In addition, no such amendment will be made without the approval of the Company’s shareholders to the extent such approval is required by applicable law or the listing standards of the applicable stock exchange.

Severance Arrangements

Each GTECH officer is entitled to severance payments and benefits if such officer’s employment is terminated other than for cause under either individual employment agreements or provisions of national collective agreements for executives of the industry.

The employment agreements with United States-based officers—i.e., Messrs.  Patel and Fornaro—generally provide for the following benefits upon a termination other than for “cause”:

•                  18 to 24 months of base salary, bonus (based upon a three-year average), and perquisites;

•                  18 to 24 months tax preparation;

•                  any accrued but unpaid bonus earned for the prior fiscal year;

•                  a prorated bonus for the current fiscal year;

•                  18 to 24 months of health and welfare benefit continuation; and

•                  18 to 24 months following termination of employment to exercise vested stock options.

In addition, upon the United States officer’s death or disability, the officer will be entitled to the following benefits under the employment agreements:

•                  18 months of base salary;

•                  0 to 18 months of bonus (based upon a three-year average) and perquisites;

•                  18 months of tax preparation;

•                  any accrued but unpaid bonus earned for the prior fiscal year;

•                  a prorated bonus for the current fiscal year;

•                  24 to 36 months of health and welfare benefit continuation; and

•                  18 months following termination of employment to exercise vested stock options.

Upon an officer’s retirement from GTECH, these employment agreements also provide for accelerated vesting of a portion of an officer’s outstanding performance share awards and an ability to exercise vested options until the expiration date.

Pursuant to the terms of the Italian national collective agreement for executives of the industry (Contratto Collettivo Nazionale di Lavoro per i Dirigenti di Aziende Industriali), Messrs.  Sala, Ascoli, and Cairoli are generally entitled to the following severance payments and benefits upon a termination of employment by GTECH other than for “cause,” a resignation for “good reason,” or due to the officer’s death or disability:

•                  severance pay determined under the collective agreement;

•                  any accrued but unpaid bonus for the prior fiscal year; and

•                  a notice indemnity equal to a minimum of eight and a maximum of twelve months of total base salary and STI compensation.

Upon an officer’s death, he (or his estate) will also be entitled to full payment of a life insurance policy valued at €220,000.

C.                                    Board Practices

Pursuant to our Articles of Association, unless and until otherwise decided by the board (where, for the period of three years from the date of adoption of the Articles, not less than three-quarters of the directors present shall have voted in favor of such decision), the number of directors will be 13.  The current directors were elected upon effectiveness of the Mergers.  See “Item 6A.  Directors, Senior Management and Employees” above.  The term of office of the current board of directors will expire three years from the date of the Mergers, after which period the directors will be elected anually.  Each director may be re-elected at any subsequent general meeting of shareholders.  None of our directors have service contracts with the Company (or any subsidiary) providing for benefits upon termination of employment as a director.

The directors are responsible for the management of the Company’s business, for which purpose they may exercise all of the powers of the Company whether relating to the management of the business or not.  As described above in section “Item 6A.  Directors, Senior Management and Employees”, the board of directors comprises five non-independent directors including IGT PLC’s CEO, Marco Sala, the former CEO of International Game Technology, Patti S. Hart, three directors appointed by IGT PLC’s controlling shareholder, De Agostini S.p.A. and eight independent directors.

On April 7, 2015, the board of directors of the Company appointed the following internal committees:  (1) an Audit Committee, (2) a Nominating and Corporate Governance Committee, and (3) a Compensation Committee.  The board of directors also appointed Mr. Philip G.  Satre as Non-Executive Chairman of the board.

The Audit Committee

IGT PLC’s Audit Committee is responsible for assisting the board of directors’ oversight of:  (a) the integrity of the Company’s financial statements, (b) the Company’s compliance with legal and regulatory requirements, (c) the independent registered public accounting firm’s qualifications and independence, (d) the performance of the Company’s internal audit function and independent registered public accounting firm, and (e) such other duties as may be directed by the board.

The Audit Committee currently consists of Messrs. Sadusky (Chairman), Hanley and Alves.  Under the Audit Committee Charter, the Audit Committee is elected by the board of directors, and comprises at least three members, each of whom must be an independent director.  All members of the Audit Committee must be directors who meet (1) the financial literacy requirement, as such qualification is interpreted by the board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee and (2) the independence requirements of the New York Stock Exchange, the SEC (including Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and other applicable law.  The members of the Committee are appointed by and serve at the discretion of the board until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal.  At least one member of the Committee must have accounting or related financial management expertise, as the board interprets such qualification in its business judgment.  The Chairperson of the Audit Committee is also appointed by the board.  See “Item 16A.  Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial expert.

The Charter for the Audit Committee is available on our website (www.igt.com).  The information contained on our website is not included in, or incorporated by reference into, this annual report on Form 20-F.

The Compensation Committee

The purpose of the Compensation Committee is to discharge the responsibilities of the board relating to compensation of the Company’s executives and to take such other actions within the scope of its Charter as the Committee deems necessary or appropriate.  IGT PLC’s Compensation Committee is responsible for, among other things:  (1) ensuring that provisions regarding disclosure of information, including pensions, as set out in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, are fulfilled and produce a report of the Company’s remuneration policy and practices to be included in the Company’s annual report and ensure that it is approved by the board and put to shareholders for approval at the annual general meeting in accordance with the Companies Act 2006; (2) reviewing management recommendations and advising management on broad compensation policies such as salary ranges, deferred compensation, incentive programs, pension and executive stock plans; (3) reviewing and approving goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives, and setting the CEO’s compensation level (including, but not limited to, salary, long- and short-term incentive plans, retirement plans, deferred compensation plans, equity award plans, change in control or other severance plans, as the Committee deems appropriate) based on this evaluation: (4) monitoring issues associated with CEO succession and management development, and regularly reporting to the board of directors on them; (5) making recommendations to the board of directors with respect to the Company’s non-CEO executive officer compensation, incentive compensation plans and equity-based plans that are subject to board approval, reviewing and recommending to the board the form and amount of compensation paid to directors for board and committee service and for serving as Chairperson of a committee or Chairperson of the board of directors; (6) publishing the Charter as required by the rules and regulations of applicable law and as otherwise deemed advisable by the Committee; (7) evaluating the Committee’s performance and reviewing with the board of directors at least annually; (8) taking such other actions as may be requested or required by the board of directors from time to time; and (9) making recommendations and report to the board of directors and other board committees with respect to compensation policy of the Company or any of the foregoing matters.

The Compensation Committee currently consists of Messrs.  Tondato da Ruos (Chairman), Dessy and Alves.  The membership of the Committee comprises not less than three independent members, as determined by the board, and meets the independence and eligibility requirements of the NYSE and applicable law.  The members are appointed by and serve at the discretion of the board until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal.  The Chairperson of the Committee is appointed by the board of directors.

The Charter for the Compensation Committee is available on our website (www.igt.com).  The information contained on our website is not included in, or incorporated by reference into, this annual report on Form 20-F.

The Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for, among other things:  (1) recommending to the board, consistent with criteria approved by the board (as set forth in the Company’s corporate governance guidelines) and consistent with policies, processes and criteria approved by the committee the number of directors comprising the board, the names of qualified persons to be nominated for election or re-election as directors and the membership and chairman of each board committee; (2) reviewing directorships in other public companies held by or offered to directors and senior officers of the Company; (3) evaluating Company policies relating to the recruitment of directors, including D&O insurance and indemnification bylaws, and making recommendations to the board, or any appropriate board committees, regarding such matters, reviewing periodically with the Company’s General Counsel and Chief Compliance Officer, in the light of changing conditions, new legislation, regulations and other developments, the Company’s Code of Business Conduct, making recommendations to the board of directors for any changes, amendments and modifications to the Code that the Committee shall deem desirable and promptly disclosing any waivers for directors or executive officers, as required by applicable law; (4) monitoring and reassessing from time to time the Corporate Governance Guidelines of the Company and recommending any changes to the board; (5) determining, at least annually, the independence of each director under the independence requirements of the NYSE and any other regulatory requirements and report such findings to the board, overseeing, at least annually, the evaluation of the performance of the board and each board committee; (6) evaluating the Committee’s performance at least annually and report such evaluation to the board; (7) assisting the Company in making the periodic disclosures related to the Committee and required by rules issued or enforced by the SEC, publish its Charter as required by the rules and regulations of applicable law and as otherwise deemed advisable by the Committee; (8) taking such other actions as may be requested or required by the board from time to time; and (9) making recommendations and report to the board and other board committees with respect to any of the foregoing matters.

The Nominating and Corporate Governance Committee currently consists of Mr. McCann (Chairman), Ms. Weber and Mr. Satre.  The membership of the Committee comprises not less than three independent members, as determined by the board, and meets the independence and eligibility requirements of the NYSE and applicable law.  The members are appointed by and serve at the discretion of the board until each such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal.  The Chairperson of the Committee is appointed by the board of directors.

The Charter for the Nominating and Corporate Governance Committee is available on our website (www.igt.com).  The information contained on our website is not included in, or incorporated by reference into, this annual report on Form 20-F.

Indemnification of Members of the Board of Directors

IGT PLC has committed, to the fullest extent permitted under applicable law, to indemnify and hold harmless (and advance any expenses incurred, provided that the person receiving such advancement undertakes to repay such advances if it is ultimately determined such person was not entitled to indemnification), each of IGT PLC’s and International Game Technology’s and their subsidiaries’ present and former directors, officers and employees against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation arising out of or related to such person’s service as a director, officer or employee of IGT PLC or International Game Technology or any of their subsidiaries at or prior to the completion of the Mergers.

IGT PLC’s articles of association and International Game Technology’s certificate of incorporation and bylaws will provide, and will continue to provide for the six years following the completion of the Mergers, for the exculpation and indemnification of, and advancement of expenses to, IGT PLC and International Game Technology directors, officers and employees.

D.                                    Employees

As of December 31, 2014, IGT PLC conducted business in approximately 100 countries worldwide on six continents and had 8,811 employees.  Relations with IGT PLC’s mid-level employees and production workers are subject to Italy’s national collective bargaining agreement for the metalwork’s industry.  On December 1, 2000, IGT PLC entered into an agreement with its mid-level employees and production workers supplementing the terms of the relevant national collective bargaining agreement.  Relations with IGT PLC’s executives are subject to the national collective bargaining agreement for executives in the metalwork’s industry.  Most of IGT PLC’s employees are not represented by any labor union.  IGT PLC believes that its relationship with its employees is generally satisfactory.  During the last three years, IGT PLC has not experienced any strike that significantly influenced its business activities.

Compared to the preceding fiscal year, IGT PLC’s headcount increase as of December 31, 2014 was minimal.  Hiring of new employees outside of replacing employees who left IGT PLC has been focused on hiring employees to either support new business or to support growth areas of IGT PLC, such as Lottery Management Agreements (LMAs) in the United States.  Workforce reductions over the past year have been mostly focused on optimizing IGT PLC’s Interactive business in Europe.

In January 2013, IGT PLC announced a plan to further integrate its businesses on a global basis.  These changes were aimed at supporting growth, improving efficiency and enhancing profitability across operations, stepping up the pace of internationalization of IGT PLC to better capture its potential.  As of December 31, 2014, IGT PLC is operated under a new unified, customer-facing organization structure aligned around three global geographic regions—Americas, International and Italy—and supported by a central products and services structure. These changes resulted in a number of changes in roles and responsibilities, as well as reporting relationships for many employees globally.

IGT PLC encourages the commitment, loyalty and devotion of its employees, in part by linking part of their remuneration to performance.  In July 2014, IGT PLC’s board of directors implemented the 2014-2020 Stock Option Plan and the 2014-2018 Stock Allocation Plan, which were both approved by GTECH’s shareholders in May 2014 and assumed by IGT PLC in the Mergers.  The board of directors approved the terms and conditions of such plans, awarded options and shares thereunder and resolved, in accordance with the authorization granted by IGT PLC’s shareholders on April 28, 2011, to increase GTECH’s stock capital up to an amount of €2,073,157 serving the 2014-2020 Stock Option Plan, with an exercise price of the options set at €18.71.

On March 13, 2015, IGT PLC’s shareholder approved the 2015 Equity Incentive Plan, which was adopted by the board of directors of IGT PLC on April 2, 2015.

Employees by Segment

	(as of December 31)
	2014	2013	2012
Italy	961	836	818
Americas	3,557	3,450	3,330
International	647	680	787
Products & Services and Corporate Support	3,470	3,502	3,507
Total	8,635	8,468	8,442

IGT PLC had an average of 6,777 salaried employees in 2014 (2013:  6,608; 2012:  6,567) and an average of 8,661 full-time equivalent employees in 2014 (2013:  8,386; 2012:  8,392).  As of December 31, 2014, the proportion of women among permanent employees was 30.9%; 16% of senior executives were female.

Of the average number of employees during the year 2014, 1,650 were classified as Managing Directors, (2013:  1,628; 2012:  1,577), 125 as senior executives (2013:  116; 2012:  104) and 7,043 as employees (2013:  6,743; 2012:  6,806).

982 employees left IGT PLC in the course of 2014.  Staff turnover rate was 11.1%, compared to 12% in 2013 and 8.2% in 2012.

E.                                    Share Ownership

The following table sets forth information, as of the date of this document, regarding the beneficial ownership of IGT PLC ordinary shares, including:

•                  each member of the IGT PLC board of directors;

•                  each executive officer of IGT PLC; and

•                  all members of the IGT PLC board of directors and executive officers, taken together.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities.  Except in cases where community property laws apply or as indicated in the footnotes to this table, IGT PLC believes that each shareholder identified in the table possesses sole voting and investment power over all IGT PLC ordinary shares shown as beneficially owned by that shareholder.  Percentage of beneficial ownership is based on the approximately 198,595,887 million IGT PLC ordinary shares outstanding as of the date of this document.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage
Directors:
Philip G. Satre	22,207	(1)	0.011
Paget L. Alves	5,341		0.003
Paolo Ceretti	3,060		0.002
Alberto Dessy	—		—
Marco Drago	—		—
Sir Jeremy Hanley	—		—
Patti S. Hart	197,889		0.100
James F. McCann	—		—
Lorenzo Pellicioli	71,400		0.036
Vincent L. Sadusky	7,107		0.004
Marco Sala	492,845		0.248
Gianmario Tondato da Ruos	—		—
Tracey D. Weber	878		0.000
Non-Director Officers:
Renato Ascoli	84,944		0.043
Walter Bugno	26,706		0.013
Fabio Cairoli	—		—
Michael Chambrello	—		—
Alberto Fornaro	17,567		0.009
Donald R. Sweitzer	58,715		0.030
Robert Vincent	6,332		0.003
Other officers	—		—
All members of IGT PLC board of directors and executive officers as a group	994,991		0.501

(1)         5,018 shares are held directly, while 17,189 shares are held by the Philip G.  Satre and Jennifer A.  Satre Family Revocable Trust (of which Mr. Satre is a trustee and beneficiary).

In addition, the following table sets forth information, as of December 31, 2014, regarding the beneficial ownership of GTECH ordinary shares, including:

•                  each member of the GTECH board of directors as of December 31, 2014;

•                  each executive officer of GTECH as of December 31, 2014; and

•                  all members of the GTECH board of directors and executive officers as of December 31, 2014, taken together.

Except in cases where community property laws apply or as indicated in the footnotes to this table, IGT PLC believes that each shareholder identified in the table possessed sole voting and investment power over all GTECH ordinary shares shown as beneficially owned by that shareholder.  Percentage of beneficial ownership was based on the 174,976,029 GTECH ordinary shares outstanding as of December 31, 2014.

Name of Beneficial Owner	Number of Ordinary Shares	Percentage
Directors:
Marco Sala	492,845	0.282
Lorenzo Pellicioli	71,400	0.041
Donatella Busso	—	—
Paolo Ceretti	3,060	0.002
Alberto Dessy	—	—
Marco Drago	—	—
Jaymin B. Patel	193,070	0.110
Anna Gatti	—	—
Antonio Mastrapasqua	—	—
Elena Vasco	—	—
Non-Director Officers:
Renato Ascoli	84,944	0.049
Fabio Cairoli	—	—
Other officers	44,273	0.025
All members of GTECH board of directors and executive officers as a group	889,592	0.508

Item 7.                                 Major Shareholders and Related Party Transactions

A.                                   Major Shareholders

As of the date of this document, our outstanding capital stock consisted of 198,595,887 ordinary shares having a nominal value of $0.10 per share.

The following table sets forth information with respect to beneficial ownership of our ordinary shares by persons known by us to beneficially own 5% or more of voting power as a result of their ownership of ordinary shares as of the date of this document.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percent of Common Shares Owned	Percent of Combined Voting Power
De Agostini S.p.A.(*)	103,422,324	47%	52.1%
DeA Partecipazioni S.p.A.	10,073,006	5.1%	5.1%

(*)         Includes the ordinary shares held in the Company by DeA Partecipazioni S.p.A., a wholly owned subsidiary of De Agostini S.p.A.

Immediately prior to effectiveness of the Mergers on April 7, 2015, De Agostini S.p.A. held 93,349,318 ordinary shares of GTECH, equal to approximately 53.30% of GTECH’s then-outstanding ordinary share capital, and DeA Partecipazioni S.p.A. held 10,073,006 ordinary shares of GTECH, equal to approximately 5.75% of GTECH’s then-outstanding ordinary share capital.  Because DeA Partecipazioni is a wholly owned subsidiary of De Agostini, we refer to both entities collectively as “De Agostini” unless the context otherwise requires.  During the past three years prior to April 7, 2015, there have been no significant changes in the percentage ownerships held by De Agostini in the Company.

De Agostini does not have different voting rights from our other shareholders.  However, through its voting power, De Agostini has the ability to significantly influence the decisions submitted to a vote of our shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness.

Our ordinary shares are listed and can be traded on the NYSE in U.S. dollars.  Our special voting shares, when issued, will not be listed on the NYSE, not be tradable and will be transferable only in very limited circumstances.

Our ordinary shares may be held in the following two ways:

•                  Beneficial interests in our ordinary shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee.

•                  In certificated form.

As of April 30, 2015, 100% of our ordinary shares were held in the U.S. by three record holders.  There currently are 198,574,328 special voting shares of the Company outstanding, which are all held by Computershare Company Nominees Limited in its capacity as the nominee appointed by the Company to hold the special voting shares under the terms of the Company’s loyalty share plan.

As of the date of this document, B&D di Marco Drago e C.  S.a.p.a.  owns 68.2% of De Agostini.  As described above, De Agostini controls IGT PLC.

B.                                    Related Party Transactions

In the last three years, transactions with related parties were performed on an arm’s-length basis.  IGT PLC has internal procedures aimed at ensuring transparency and substantial and formal fairness of all transactions with related parties performed by IGT PLC or its subsidiaries.

The following tables set forth IGT PLC’s transactions with related parties as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2014, 2013 and 2012.

	December 31,
(€ thousands)	2014	2013	2012
Accounts receivable
De Agostini Group	39,120	23,783	30,957
Ringmaster S.r.l.	69	247	81
	39,189	24,030	31,038
Accounts payable
De Agostini Group	125,088	89,781	96,530
Ringmaster S.r.l.	1,243	2,399	3,644
	126,331	92,180	100,174

	December 31,
(€ thousands)	2014	2013	2012
Service revenue and product sales
Ringmaster S.r.l.	405	247	297
De Agostini Group	288	71	159
CLS-GTECH Company Limited	—	—	263
	693	318	719
Raw materials, services and other costs
Ringmaster S.r.l.	11,209	6,861	435
De Agostini Group	958	5,544	4,901
Assicurazioni Generali S.p.A.	2,756	2,566	2,684
	14,923	14,971	8,020

De Agostini Group

IGT PLC is majority owned by De Agostini S.p.A. Amounts receivable from De Agostini S.p.A. and subsidiaries of De Agostini S.p.A. (“De Agostini Group”) are non-interest bearing.

On May 8, 2013, the board of directors of IGT PLC entered into a framework agreement with De Agostini, pursuant to which De Agostini S.p.A may make short-term loans to IGT PLC and IGT PLC may deposit cash with De Agostini S.p.A. on a short-term basis.  The framework agreement provides that any such transactions will be in compliance with existing third party loan covenants and concluded on an arm’s-length basis.  As of the date of this document, no transactions under such framework agreements have been executed.  The facility details are as follows:

	As of the date of this document
(thousands of Euros)	Amounts Outstanding	Maximum Outstanding Allowed
Loans	—	134,118
Deposits	—	23,000

The maximum amount of loans that can be outstanding under the framework is equal to 5% of the lesser of consolidated net equity and current market capitalization of GTECH S.p.A.

Ringmaster S.r.l.

IGT PLC has a 50% interest in Ringmaster S.r.l., an Italian joint venture which is accounted for using the equity method of accounting.  Ringmaster S.r.l.  provides software development services for the Company’s interactive gaming business pursuant a supply agreement dated December 7, 2011.  In addition to the amounts expensed to the income statement above, in 2014, Ringmaster S.r.l.  provided software development services to the Company totaling €3.0 million (nil for 2013) which were capitalized to intangible assets in our consolidated statement of financial position.

Assicurazioni Generali S.p.A.

Assicurazioni Generali S.p.A. (“Generali”) owns approximately 3% of the Company’s outstanding shares at December 31, 2014.  Generali is a related party of the Company as the Chairman of the Company’s board of directorsalso serves on Generali’s Board of Directors.  In 2012, the Company entered into a lease agreement to lease the Company’s headquarters facility in Rome, Italy from a wholly-owned subsidiary of Generali.

CLS-GTECH Company Limited

The Company has a 50% interest in CLS-GTECH Company Limited (“CLS-GTECH”), a company affiliated with the Company, which is accounted for using the equity method of accounting.  CLS-GTECH is a joint venture that was formed to provide a nationwide KENO system for Welfare lotteries throughout China.

Yeonama Holdings Co. Limited

The Company has a 30% interest in Yeonama Holdings Co. Limited (“Yeonama”), a company affiliated with the Company, which is accounted for at fair value.  Yeonama is a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A., the Greek gaming and football betting operator.

Connect Venture CLP

In November 2011, the Company jointly with De Agostini S.p.A. and other of its subsidiaries, signed a letter of intent concerning an investment in Connect Ventures CLP, a venture capital fund which targets “early stage” investment operations, with the legal status of limited partnership under English law.  The fund has an initial duration of seven years, subject to an additional two year extension.

The fund is considered a related party due to the control exercised over the fund by De Agostini S.p.A., as a result of the size of its investment and because at least one key figure in the fund’s management is related to a number of leading representatives of De Agostini S.p.A., as well as directors of the Company.

2BCOM and ALL-IN ADV

Since the beginning of 2013, the Company, through its subsidiary Lottomatica Scommesse S.r.l., has been party to an agreement with 2BCOM S.r.l.  and ALL-IN ADV S.r.l.  regarding the launch of a TV channel dedicated generally to gambling.  2BCOM and ALL-IN ADV are both subsidiaries of De Agostini S.p.A. and are therefore considered related parties of the Company.  The venture is not considered significant to the Company’s business.

C.                                    Interests of Experts and Counsel

Not Applicable.

Item 8.                                 Financial Information

A.                                    Consolidated Statements and Other Financial Information

See “Item 18.  Financial Statements” for our GTECH Consolidated Financial Statements and reports of our independent registered accounting firms.  The Company has not yet implemented a formal policy on dividend distributions.

B.                                    Significant Changes

On April 7, 2015, GTECH merged with and into IGT PLC, and International Game Technology merged with and into Sub, with International Game Technology surviving the merger as a wholly owned subsidiary of IGT PLC, all pursuant to the conditions set forth in the Merger Agreement.  See “Item 4.  Information on the Company—A.  History and Development of the Company—Acquisition of International Game Technology.”

Item 9.                                 The Offer and Listing

A.                                    Offer and Listing Details

GTECH

The GTECH shares were listed on the Borsa Italiana under the symbol “GTK.”  Such shares were delisted in connection with the Mergers as from April 7, 2015.  The following table sets forth, for the periods indicated, the high and low daily closing prices per GTECH ordinary share in Euro as reported on the Borsa Italiana.

	GTECH Borsa Italiana
Reference Date	High	Low
Year
2014	€23.98	€15.43
2013	€23.23	€17.59
2012	€17.94	€11.28
2011	€15.14	€8.75
2010	€14.50	€8.99

	GTECH Borsa Italiana
Reference Date	High	Low
Quarter
First Quarter 2015	€19.95	€16.53
Fourth Quarter 2014	€18.89	€17.17
Third Quarter 2014	€19.21	€15.43
Second Quarter 2014	€22.46	€17.85
First Quarter 2014	€23.98	€22.01
Fourth Quarter 2013	€23.23	€20.74
Third Quarter 2013	€22.80	€19.00
Second Quarter 2013	€21.64	€18.09
First Quarter 2013	€19.24	€17.59

	GTECH Borsa Italiana
Reference Date	High	Low
Month
April 2015	€19.21	€17.65
March 2015	€19.95	€18.45
February 2015	€18.51	€16.90
January 2015	€18.59	€16.53
December 2014	€18.50	€17.17
November 2014	€18.89	€17.78

On April 2, 2015, the last reported sales price of GTECH’s ordinary shares as reported was €18.53 per share on the Borsa Italiana.

IGT PLC

On April 7, 2015, our ordinary shares began trading on the NYSE under the symbol “IGT.”  The following table provides the high and low daily closing prices of our ordinary shares as reported on the NYSE for the period running from April 7, 2015 to May 14, 2015 (the “Initial Trading Period”):

Ordinary Share Price

	NYSE
	High	Low
	(USD)
Most recent period:
Initial Trading Period	$21.18	$18.28

On May 14, 2015, the last reported daily closing price of our ordinary shares as reported was $18.28 per share on the NYSE.

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our outstanding ordinary shares are listed on the NYSE under the symbol “IGT.”

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

Item 10.                          Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

IGT PLC is a public limited company registered in England and Wales under company number 09127533.  Its objects are unrestricted, in line with the default position under the Companies Act 2006 (“CA 2006”).  The following is a summary of certain provisions of IGT PLC’s articles of association (the “Articles”) and of the applicable laws of England.  This document is a summary and, therefore, does not contain full details of the Articles, which are attached as Exhibit 1.1 to this document.

Board of directors (the “Board”)

Directors’ interests

Except as otherwise provided in the Articles, a director may not vote on or be counted in the quorum in relation to a resolution of the directors or committee of the directors concerning a matter in which he has a direct or indirect interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through IGT PLC), but this prohibition does not apply to any interest arising only because a resolution concerns any of the following matters:

•                  the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of IGT PLC or any of its subsidiary undertakings;

•                  the giving of a guarantee, security or indemnity in respect of a debt or obligation of IGT PLC or any of its subsidiary undertakings for which the director has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

•                  a transaction or arrangement concerning an offer of shares, debentures or other securities of IGT PLC or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

•                  a transaction or arrangement to which IGT PLC is or is to be a party concerning another company (including a subsidiary undertaking of IGT PLC) in which he or any person connected with him is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a “relevant company”), if he and any persons connected with him do not to his knowledge hold an interest in shares (as that term is used in sections 820 to 825 of the CA 2006) representing 1% or more of either any class of the equity share capital (excluding any share of that class held as treasury shares) in the relevant company or of the voting rights available to members of the relevant company;

•                  a transaction or arrangement for the benefit of the employees of IGT PLC or any of its subsidiary undertakings (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; or

•                  a transaction or arrangement concerning the purchase or maintenance of any insurance policy for the benefit of directors or for the benefit of persons including directors.

Directors’ borrowing powers

The directors may exercise all the powers of IGT PLC to borrow money and to mortgage or charge all or part of the undertaking, property and assets (present or future) and uncalled capital of IGT PLC and, subject to the CA 2006, to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of IGT PLC or of a third party.

Directors’ shareholding requirements

A director need not hold shares in IGT PLC.

Age limit

There is no age limit applicable to directors in the Articles.

Classes of shares

The Company has four classes of shares in issue.  This includes ordinary shares of U.S. $0.10 each; Special Voting Shares of U.S. $0.000001 each (the “Special Voting Shares”); sterling non-voting shares of £1.00 each (the “Sterling Non-Voting Shares”); and one bonus share of U.S. $1.00 (the “Bonus Share”).

Dividends and distributions

Subject to the CA 2006, the IGT PLC shareholders may declare a dividend on IGT PLC ordinary shares by ordinary resolution, and the Board may decide to pay an interim dividend to holders of IGT PLC ordinary shares in accordance with their respective rights and interests in IGT PLC, and may fix the time for payment of such dividend.  Under English law, dividends may only be paid out of distributable reserves, defined as accumulated realized profits not previously utilized by distribution or capitalization less accumulated realised losses to the extent not previously written off in a reduction or reorganization of capital duly made, and not out of share capital, which includes the share premium account.

The Special Voting Shares, Sterling Non-Voting Shares and the Bonus Share do not entitle their holders to dividends.

If 12 years have passed from the date on which a dividend or other sum from IGT PLC became due for payment and the distribution recipient has not claimed it, the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by IGT PLC.

The Articles also permit a scrip dividend scheme under which the directors may, with the prior authority of an ordinary resolution of IGT PLC, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares in either case credited as fully paid instead of cash in respect of all or part of a dividend or dividends specified by the resolution.

Voting rights

Subject to any rights or restrictions as to voting attached to any class of shares and subject to disenfranchisement in the event of non-payment of any call or other sum due and payable in respect of any shares not fully paid, the voting rights of shareholders of IGT PLC in a general meeting are as follows:

1.              On a show of hands,

a.              the IGT PLC shareholder who (being an individual) is present in person or (being a corporation) is present by a duly authorized corporate representative at a general meeting of IGT PLC will have one vote; and

b.              every person present who has been appointed by a shareholder as a proxy will have one vote, except where:

(i)             that proxy has been appointed by more than one shareholder entitled to vote on the resolution; and

(ii)          the proxy has been instructed:

A.            by one or more of those shareholders to vote for the resolution and by one or more of those shareholders to vote against the resolution; or

B.            by one or more of those shareholders to vote in the same way on the resolution (whether for or against) and one or more of those shareholders has permitted the proxy discretion as to how to vote, in which case, the proxy has one vote for and one vote against the resolution; and

2.              on a poll taken at a meeting, every qualifying shareholder present and entitled to vote on the resolution has one vote for every IGT PLC ordinary share of which he, she or it is the holder, and 0.9995 votes for every Special Voting Share for which he, she or it is entitled under the terms of IGT PLC’s loyalty voting structure to direct the exercise of the vote.

Under the Articles, a poll on a resolution may be demanded by the chairman, the directors, five or more people having the right to vote on the resolution or a shareholder or shareholders (or their duly appointed prox(ies)) having not less than 10% of either the total voting rights or the total paid up share capital.  Such persons may demand the poll both in advance of, and during, a general meeting, either before or after a show of hands on a resolution.

In the case of joint holders, the vote of the senior holder who votes (or any proxy duly appointed by him) may be counted by IGT PLC.

The necessary quorum for a general shareholder meeting is the shareholders who together represent at least a majority of the voting rights of all the shareholders entitled to vote at the meeting, present in person or by proxy, save that if IGT PLC only has one shareholder entitled to attend and vote at the general meeting, one shareholder present in person or by proxy at the meeting and entitled to vote is a quorum.  If a meeting is adjourned for lack of quorum, the quorum of the adjourned meeting will be one shareholder present in person or by proxy.

The Sterling Non-Voting Shares carry no voting rights (save where required by law).

The Bonus Share carries no voting rights except where consent or approval of the holder of the Bonus Share is sought by IGT PLC in relation to a proposal.

Winding up

On a return of capital of IGT PLC on a winding up or otherwise, the holders of IGT PLC ordinary shares (and any other shares outstanding at the relevant time which rank equally with such shares) will share equally, on a share for share basis, in IGT PLC’s assets available for distribution, save that:

•                  the holders of the Special Voting Shares will be entitled to receive out of the assets of IGT PLC available for distribution to its shareholders the sum of, in aggregate, U.S. $1.00;

•                  the holders of the Sterling Non-Voting Shares will be entitled to receive out of the assets of IGT PLC available for distribution to its shareholders the sum of, in aggregate, £1.00; and

•                  the holder of the Bonus Share is entitled to receive out of the assets of IGT PLC available for distribution to its shareholders the sum of, in aggregate, U.S. $0.01,

but in no case will any of such holders be entitled to any further participation in the assets of IGT PLC.

Redemption provisions

The IGT PLC ordinary shares are not redeemable.

The Special Voting Shares may be redeemed by IGT PLC for nil consideration in certain circumstances (as set out in the Articles).

The Sterling Non-Voting Shares and the Bonus Share may be redeemed by IGT PLC for nil consideration at any time.

Sinking fund provisions

None of the shares in IGT PLC is subject to any sinking fund provision under the Articles or as a matter of English law.

Liability to further calls

No holder of any share in IGT PLC is liable to make additional contributions of capital in respect of its shares.

Discriminating provisions

There are no provisions discriminating against a shareholder because of his or her ownership of a particular number of shares.

Variation of class rights

Any special rights attached to any shares in the capital of IGT PLC may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, either while IGT PLC is a going concern or during or in contemplation of a winding up, with the consent in writing of those entitled to attend and vote at general meetings of IGT PLC representing 75% of the voting rights attaching to the IGT PLC ordinary shares and the Special Voting Shares, in aggregate, which may be exercised at such meetings, or with the sanction of 75% of those votes attaching to IGT PLC ordinary shares and the Special Voting Shares, in aggregate, cast on a special resolution proposed at a separate general meeting of all those entitled to attend and vote at general meetings of IGT PLC, but not otherwise.  The CA 2006 allows an English company to have flexibility in its articles of association with respect to variation of class rights, but the foregoing is typical and it broadly matches the default position under the CA 2006.

A resolution to vary any class rights relating to the giving, variation, revocation or renewal of any authority of the directors to allot shares or relating to a reduction of IGT PLC’s capital may only be varied or abrogated in accordance with the CA 2006 but not otherwise.

The rights attached to a class of shares are not, unless otherwise expressly provided for in the rights attaching to those shares, deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by IGT PLC of its own shares in accordance with the CA 2006.

General meetings and notices

The Board has the power to call a general meeting of shareholders at any time.  In addition, the Board must convene such a meeting if it has received requests to do so from shareholders representing at least 5% of the paid up share capital of the company as carries voting rights at general meetings in accordance with section 303 of the CA 2006.

An annual general meeting must be called by not less than 21 clear days’ notice (i.e., excluding the date of receipt or deemed receipt of the notice and the date of the meeting itself).  All other general meetings will be called by not less than 14 clear days’ notice.  A general meeting may be called by shorter notice if it is agreed to by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving that right.  At least seven clear days’ notice is required for any meeting adjourned for 28 days or more or for an indefinite period.

The notice of a general meeting will be given to the shareholders (other than any who, under the provisions of IGT PLC’s Articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the Board, to the beneficial owners nominated to enjoy information rights under the CA 2006, and to the auditors.  The shareholders entitled to receive notice of a general meeting are those on the register at the close of business on a day determined by the directors.  Under English law, IGT PLC is required to hold an annual general meeting within six months from the day following the end of its fiscal year and, subject to the foregoing, the meeting may be held at a time and place determined by the Board whether within or outside of the U.K.

The notice of general meeting must specify a time (which must not be more than 48 hours, excluding any part of a day that is not a working day, before the time fixed for the meeting) which a person must be entered on the share register in order to have the right to attend or vote at the meeting.  Only such persons or their duly appointed proxies have the right to attend and vote at the meeting of shareholders.

Limitations on rights to own shares

There are no limitations imposed by the Articles or the applicable laws of England on the rights to own shares, including the right of non-residents or foreign persons to hold or vote the shares of IGT PLC, other than limitations that would generally apply to all shareholders.

Change of control

There is no specific provision in the Articles that would have an effect of delaying, deferring or preventing a change in control of IGT PLC and that would operate only with respect to a merger, acquisition or corporate restructuring involving IGT PLC or any of its subsidiaries.

Disclosure of ownership interests in shares

Under article 60 of the Articles, shareholders must comply with the notification obligations to the company contained in Chapter 5 (Vote Holder and Issuer Notification Rules) of the Disclosure and Transparency Rules (“DTR”) (including, without limitation, the provisions of DTR 5.1.2) as if IGT PLC were an issuer whose home member state is in the U.K., save that the obligation arises if the percentage of voting rights reaches, exceeds or falls below 1% and each one percent threshold thereafter (up or down) up to 100%.  In effect, this means that a shareholder must notify IGT PLC if the percentage of voting rights in IGT PLC it holds reaches 1% and crosses any one percent threshold thereafter (up or down).

Section 793 of the CA 2006 gives IGT PLC the power to require persons whom it knows have, or whom it has reasonable cause to believe have, or within the previous three years have had, any ownership interest in any IGT PLC shares to disclose specified information regarding those shares.  Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information) after the date the notice is sent can result in criminal or civil sanctions being imposed against the person in default.

Under the Articles, if any shareholder, or any other person appearing to be interested in IGT PLC shares held by such shareholder, fails to give IGT PLC the information required by a section 793 notice, then the Board may withdraw voting and certain other rights, place restrictions on the rights to receive dividends and transfer such shares (including any shares allotted or issued after the date of the Section 793 notice in respect of those shares).

Changes in share capital

The Articles authorize the directors, for a period of up to five years from the date of the shareholder resolution granting them authority (which resolution was passed on March 13, 2015), to purchase its own shares of any class, on the terms of any buyback contract approved by the shareholders (or otherwise as may be permitted by the CA 2006), provided that:

1.              the maximum aggregate number of IGT PLC ordinary shares authorized to be purchased equals 20% of the total issued ordinary shares of the relevant class on April 7, 2015 (subject to adjustments for consolidation or division);

2.              the maximum price that may be paid to purchase an IGT PLC ordinary share is 105% of the average market value of an ordinary share for the five business days prior to the day the purchase is made (subject to any further price restrictions contained in any buyback contract);

3.              the maximum aggregate number of Special Voting Shares authorized to be purchased will equal 20% of the total issued Special Voting Shares of the relevant class on April 7, 2015 (subject to adjustments for consolidation or division); and

4.              the maximum price that may be paid to purchase a Special Voting Share is its nominal value.

These provisions are more restrictive than required under English law; and English company is not required to set limits in its Articles on the maximum aggregate number or price paid for the repurchase of its shares.

The Articles authorize the directors, for a period of up to five years from the date of the shareholder resolution granting them authority (which resolution was passed on March 13, 2015), to allot shares in IGT PLC, or to grant rights to subscribe for or to convert or exchange any security into shares in IGT PLC, up to an aggregate nominal amount (i.e., par value) of U.S. $185,000,000.

The Articles authorize the directors, for a period of up to five years from the date of the shareholder resolution granting them authority (which resolution was passed on March 13, 2015), to exclude pre-emption rights in respect of such issuances up to an aggregate nominal amount (i.e., par value) of U.S. $185,000,000.

These provisions are more restrictive than required under English law; and English company is not required to set limits in its Articles on the maximum amounts for allotment of shares or exclusion of pre-emption rights.

Loyalty Plan

Scope

IGT PLC has implemented a loyalty plan connected with its Special Voting Shares (the “Loyalty Plan”), the purpose of which is to reward long-term ownership of IGT PLC ordinary shares and promote stability of the IGT PLC shareholder base by granting long-term IGT PLC shareholders with the equivalent of 1.9995 votes for each IGT PLC ordinary share that they hold.  A copy of the Loyalty Plan Terms and Conditions is available on the GTECH website, together with some Frequently Asked Questions.

Characteristics of Special Voting Shares

Each Special Voting Share carries 0.9995 votes.  The Special Voting Shares and IGT PLC ordinary shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes (save upon a resolution in respect of any proposed termination of the Loyalty Plan).

The Special Voting Shares have only minimal economic entitlements.  Such economic entitlements are designed to comply with English law but are immaterial for investors.

Issue

The number of Special Voting Shares on issue equals the number of IGT PLC ordinary shares on issue.  A nominee appointed by IGT PLC (the “Nominee”), which is currently Computershare Company Nominees Limited, holds the Special Voting Shares on behalf of the shareholders of IGT PLC as a whole, and will exercise the voting rights attached to those shares in accordance with the Articles.

Participation in the Loyalty Plan

In order to become entitled to elect to participate in the Loyalty Plan, a person must maintain ownership (legally and beneficially, or otherwise as determined by the Board, in accordance with the terms and conditions of the Loyalty Plan from time to time, to have been held (or deemed to have been held) beneficially by a person (a “relevant interest”)) of one or more IGT PLC ordinary shares for a continuous period of three years or more (an “Eligible Person”).  This means that no person, other than the Nominee, will be entitled to exercise any rights in Special Voting Shares until after the third anniversary of completion of the mergers of GTECH and IGT (at the earliest).

After a person has maintained such ownership of one or more IGT PLC ordinary shares for a continuous period of three years or more, they may elect to participate in the Loyalty Plan by submitting a validly completed and signed election form (the “Election Form”) and, if applicable, the requisite custodial documentation, to IGT PLC’s designated agent (the “Agent”).

The Election Form is available on the website of IGT PLC.  Upon receipt of a valid Election Form and, if applicable, custodial documentation, the Agent will register the relevant IGT PLC ordinary shares in a separate register—the “Loyalty Register.”

For so long as an Eligible Person’s IGT PLC ordinary shares remain in the Loyalty Register, they may not be sold, disposed of, transferred, pledged or subjected to any lien, fixed or floating charge or other encumbrance, except in very limited circumstances.

Voting arrangements

The Nominee will exercise the votes attaching to the Special Voting Shares held by it from time to time at a general meeting or a class meeting: (a) in respect of any Special Voting Shares associated with IGT PLC ordinary shares registered in the Loyalty Register, in the same manner as the Eligible Person exercises the votes attaching to those IGT PLC ordinary shares; and (b) in respect of all other Special Voting Shares, in the same percentage as the outcome of the vote of any general meeting (taking into account any votes exercised pursuant to (a) above).

The proxy or voting instruction form in respect of an Eligible Person’s Ordinary Shares entered in the Loyalty Register will contain an instruction and authorization in favour of the Nominee to exercise the votes attaching to the Special Voting Shares associated with those Ordinary Shares in the same manner as that Eligible Person exercises the votes attaching to those Ordinary Shares.

Transfer or withdrawal

If, at any time, one or more IGT PLC ordinary shares are de-registered from the Loyalty Register for any reason, or any IGT PLC ordinary shares in the Loyalty Register are sold, disposed of, transferred, pledged or subjected to any lien, fixed or floating charge or other encumbrance, the Special Voting Shares associated with those IGT PLC ordinary shares will cease to confer on the Eligible Person any voting rights (or any other rights) in connection with those Special Voting Shares and such person will cease to be an Eligible Person in respect of those Special Voting Shares.

A shareholder may request the de-registration of their IGT PLC ordinary shares from the Loyalty Register at any time by submitting a validly completed Withdrawal Form to the Agent.  The Agent will release the IGT PLC ordinary shares from the Loyalty Register within three business days thereafter.  Upon de-registration from the Loyalty Register, such shares will be freely transferable and tradable.  From the date on the Withdrawal Form is processed by the Agent, the relevant shareholder will be considered to have waived off rights in respect of the relevant Special Voting Shares.

Termination of the Plan

The Loyalty Plan may be terminated at any time with immediate effect by a resolution passed on a poll taken at a general meeting with the approval of members representing 75% or more of the total voting rights attaching to the IGT PLC ordinary shares of members who, being entitled to vote on that resolution, do so in person or by proxy.  For the avoidance of doubt, the votes attaching to the Special Voting Shares will not be exercisable upon such resolution.

Transfer

The Special Voting Shares may not be transferred, except in exceptional circumstances, e.g., for transfers between Loyalty Plan nominees.

Repurchase or redemption

Special Voting Shares may only be purchased or redeemed by IGT PLC in limited circumstances, including to reduce the number of Special Voting Shares held by the Nominee in order to align the aggregate number of IGT PLC ordinary shares and Special Voting Shares in issue from time to time, upon termination of the Loyalty Plan or pursuant to an off-market purchase arrangement.  Special Voting Shares may be redeemed for nil consideration and repurchased for (depending on the circumstances) nil consideration or their nominal value.

C.                                   Material Contracts

Agreements related to the Acquisition of International Game Technology

For a discussion of the Mergers, please see “Item 4.  Information on the Company—A.  History and Development of the Company—Acquisition of International Game Technology.”

Support Agreement

In connection with the execution of the Merger Agreement, on July 15, 2014, International Game Technology entered into a support agreement (the “Support Agreement”) with De Agostini.  The Support Agreement required that, at any meeting of the GTECH shareholders at which the approval of the Merger Agreement, the Mergers or any other transaction contemplated by the Merger Agreement is to be voted upon, De Agostini vote all of the GTECH ordinary shares owned in favor of such matters and any other actions that are necessary or desirable in furtherance of the Mergers or any other transactions contemplated by the Merger Agreement and against any competing GTECH acquisition proposal or any amendment to the bylaws or articles of association of GTECH or any other proposal or transaction that would impede, frustrate, prevent or nullify any provision of the Merger Agreement or any of the transactions contemplated thereby, or change in any manner the voting rights of the GTECH ordinary shares.  The Support Agreement also prohibited De Agostini from transferring any of the covered GTECH ordinary shares prior to April 7, 2015 or acquiring any GTECH ordinary shares for which existing GTECH shareholders exercise their rescission rights in connection with the Holdco Merger.  The Support Agreement also required De Agostini and its representatives to cease and refrain from any solicitations, discussions, or negotiations regarding a competing GTECH acquisition proposal.

De Agostini’s obligations under the Support Agreement terminated pursuant to its terms upon completion of the Mergers on April 7, 2015.

Voting Agreement

In addition to the Support Agreement, in connection with the Merger Agreement, on July 15, 2014, IGT PLC and International Game Technology entered into a voting agreement (the “Voting Agreement”) with De Agostini.  The Voting Agreement requires that, from and after April 7, 2015 until the three-year anniversary of April 7, 2015, De Agostini will vote all of the IGT PLC ordinary shares then owned in favor of any proposal or action so as to effect and preserve the board and executive officer composition of IGT PLC in place immediately following the Mergers.  Pursuant to the Voting Agreement, De Agostini is restricted from transferring any covered IGT PLC ordinary shares (1) to any affiliate prior to the three-year anniversary of April 7, 2015, unless the affiliate agrees to be bound by the Voting Agreement, or (2) to any other person prior to the two-month anniversary of April 7, 2015.

The Voting Agreement will terminate three years after April 7, 2015.  All determinations regarding any dispute between IGT PLC, International Game Technology and De Agostini following the effective times of the Mergers will be made by a committee of independent directors of IGT PLC who are not directors, officers or employees of De Agostini.

Illinois Contract Termination Agreement

For a complete discussion of IGT PLC’s lottery management services contract with the State of Illinois, please see “Item 4. Information on the Company—B.  Business Overview—Business Segments—Americas—Lottery—Lottery Management Services Contracts.”

In December 2014, the Illinois Contract was terminated pursuant to a termination agreement between Northstar, GTECH Corporation, Scientific Games International, Inc.  (“SGI”), and the State of Illinois.  Pursuant to the terms of the termination agreement, Northstar will continue to provide disentanglement services in Illinois for a transitional period.  Disentanglement services constitute all services that Northstar currently provides to the State of Illinois under the Illinois Contract, and Northstar will continue providing those services until the earlier of (1) a transition of Northstar’s responsibilities to the State of Illinois or to another private manager, or (2) 12 months from the termination notice date, unless otherwise extended by the State of Illinois, which may extend the provision of disentanglement services under the termination agreement for up to three six-month periods.  GTECH Corporation will retain its separate facilities management contract through June 30, 2021.

As part of the termination agreement, the State of Illinois and Northstar have agreed to cease a dispute resolution process intended to adjudicate all outstanding litigation and other disputes between the parties.  The amounts guaranteed and therefore owed by Northstar as shortfall payments under the Illinois Contract were in dispute.  The shortfall payments Northstar is required to make in relation to its obligation to guarantee minimum profit levels under the Illinois Contract for the fiscal years 2012, 2013 and 2014, have been agreed upon and settled as part of the termination agreement for $21.8 million, $38.6 million and $37.1 million, respectively.  No further cash impact will result from this shortfall payments final determination.  Northstar will not be responsible for the payment of any other shortfall payment, nor will it be entitled to receive any incentive compensation, for all or any portion of fiscal year 2015, or any subsequent fiscal year.

Over one month after its execution by the Governor of the State of Illinois, the Illinois Attorney General notified the State of Illinois that it “disapproves” of the “proposed” termination agreement.  Relying on the Attorney General’s “disapproval,” the Governor’s Office informed Northstar that it believed the termination agreement was invalid and unenforceable and therefore, the Illinois Contract remained in effect.  Both Northstar and IGT PLC believe that the termination agreement is valid and binding on the parties.

Related Party Agreements

For a discussion of our related party transactions, please see “Item 7.  Major Shareholders and Related Party Transactions—B.  Related Party Transactions.”

Equity Compensation Plans

For a description of our historical equity compensation plans, please see section “Item 6—B. Compensation—GTECH S.p.A.—Officer Compensation—Equity Compensation” and “—2015 Equity Incentive Plan”.

Financing

For a description of our outstanding financing agreements, please see section “Item 3—B. Liquidity and Capital Resources—Credit Facilities and Indebtedness” and “—Credit Facilities and Indebtedness Developments After Calendar Year 2014”.

D.                                    Exchange Controls

Other than applicable anti-money laundering and counter-terrorist financing regulations and certain economic sanctions which may be in force from time to time, there are currently no U.K. laws, decrees or regulations, or any legal provision arising under IGT PLC’s articles of association which would affect the transfer of capital or remittance of dividends, interest and other payments to holders of IGT PLC’s securities who are not residents of the U.K. on a general basis.

E.                                    Taxation

Material United States Federal Income Tax Considerations

This section summarizes the material U.S. federal income tax consequences of the ownership and disposition of IGT PLC ordinary shares by a U.S. holder (as defined below).  This summary is based on and subject to the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations.  The discussion assumes that IGT PLC shareholders will hold their IGT PLC ordinary shares, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).  This discussion further assumes that all items or transactions identified as debt will be respected as such for U.S. federal income tax purposes.  The discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular IGT PLC shareholders in light of their personal circumstances, including any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or to such shareholders subject to special treatment under the Code, such as:

•                  banks, thrifts, mutual funds and other financial institutions;

•                  regulated investment companies;

•                  traders in securities who elect to apply a mark-to-market method of accounting;

•                  broker-dealers;

•                  tax-exempt organizations and pension funds;

•                  insurance companies;

•                  dealers or brokers in securities or foreign currency;

•                  individual retirement and other deferred accounts;

•                  U.S. holders whose functional currency is not the U.S. dollar;

•                  U.S. expatriates;

•                  “passive foreign investment companies” or “controlled foreign corporations”;

•                  persons liable for the alternative minimum tax;

•                  shareholders who hold their shares as part of a straddle, hedging, conversion constructive sale or other risk reduction transaction;

•                  partnerships or other pass-through entities; and

•                  shareholders who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

This discussion does not address any non-income tax considerations or any non-U.S., state or local tax consequences.  For purposes of this discussion, a U.S. holder means a beneficial owner of IGT PLC ordinary shares who is:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•                  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, a non-U.S. holder means a beneficial owner of IGT PLC ordinary shares that is neither a U.S. holder nor a partnership (or an entity treated as a partnership for U.S. federal income tax purposes).

This discussion does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences.  Each shareholder is urged to consult with such shareholder’s tax advisor with respect to the particular tax consequences to such shareholder.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds IGT PLC ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.  A holder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the ownership and disposition of their IGT PLC ordinary shares.

Ownership of IGT PLC Ordinary Shares

The following discusses the material U.S. federal income tax consequences of the ownership and disposition of IGT PLC ordinary shares and assumes that IGT PLC will be a resident exclusively of the U.K. for tax purposes.

U.S. Holders

Taxation of Dividends

Dividends will generally be taxed as ordinary income to U.S. holders to the extent that they are paid out of IGT PLC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  As such and subject to the following discussion of special rules applicable to Passive Foreign Investment Companies (“PFICs”), the gross amount of the dividends paid by IGT PLC to U.S. holders may be eligible to be taxed at reduced rates applicable to “qualified dividend income.”  Recipients of dividends from foreign corporations will be taxed at this rate, provided that certain holding period requirements are satisfied and certain other requirements are met, if the dividends are received from certain “qualified foreign corporations,” which generally include corporations eligible for the benefits of an income tax treaty with the United States that the U.S. Secretary of the Treasury determines is satisfactory and includes an information exchange program.  Dividends paid with respect to stock of a foreign corporation which is readily tradable on an established securities market in the United States will also be treated as having been received from a “qualified foreign corporation.”  The U.S. Department of the Treasury and the IRS have determined that the U.K.-U.S. Income Tax Treaty is satisfactory for this purpose and IGT PLC believes that it is eligible for benefits under such Income Tax Treaty.  In addition, the U.S. Department of the Treasury and the IRS have determined that common stock is considered readily tradable on an established securities market if it is listed on an established securities market in the United States, such as the NYSE.  Dividends paid by IGT PLC will not qualify for the dividends received deduction otherwise available to corporate shareholders.

To the extent that the amount of any dividend exceeds IGT PLC’s current and accumulated earnings and profits for a taxable year, the excess will first be treated as a tax-free return of capital, causing a reduction in the U.S. holder’s adjusted basis in IGT PLC ordinary shares.  The balance of the excess, if any, will be taxed as capital gain, which would be long-term capital gain if the holder has held the IGT PLC ordinary shares for more than one year at the time the dividend is received as described below under “—Sale, Exchange or Other Taxable Disposition.”

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by IGT PLC, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt.  Generally, a U.S. holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received.  However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date such U.S. holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss.

Sale, Exchange or Other Taxable Disposition

Subject to the special rules applicable to PFICs, a U.S. holder will generally recognize taxable gain or loss on the sale, exchange or other taxable disposition of IGT PLC ordinary shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the holder’s tax basis in the IGT PLC ordinary shares.

Gain or loss realized on the sale, exchange or other taxable disposition of IGT PLC ordinary shares generally will be capital gain or loss and will be long-term capital gain or loss if the IGT PLC ordinary shares have been held for more than one year.  Long-term capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at reduced rates.  The deduction of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

A PFIC is any foreign corporation if, after the application of certain “look-through” rules, (a) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code, or (b) at least 50% of the average value of its assets produces “passive income” or is held for the production of “passive income.”  The determination as to PFIC status is made annually.  If a U.S. holder is treated as owning PFIC stock, the U.S. holder will be subject to special rules generally intended to reduce or eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all of its earnings on a current basis.  These rules may adversely affect the tax treatment to a U.S. holder of dividends paid by IGT PLC and of sales, exchanges and other dispositions of IGT PLC ordinary shares, and may result in other adverse U.S. federal income tax consequences.

IGT PLC believes that IGT PLC ordinary shares should not be treated as shares of a PFIC in the taxable year in which the Mergers are completed, and IGT PLC does not expect that IGT PLC will become a PFIC in the future.  However, there can be no assurance that the IRS will not successfully challenge this position or that IGT PLC will not become a PFIC at some future time as a result of changes in IGT PLC’s assets, income or business operations.

Non-U.S. Holders

In general, a non-U.S. holder of IGT PLC ordinary shares will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on IGT PLC ordinary shares or any gain recognized on a sale or other disposition of IGT PLC ordinary shares (including any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s IGT PLC ordinary shares) unless:

•                  the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•                  in the case of gain only, the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on the repatriation from the United States of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Information Reporting and Backup Withholding

Dividends paid by IGT PLC to a U.S. holder may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

A non-U.S. holder may be required to comply with certification and identification procedures to establish an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules may be allowed as a refund or credit on a holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Special Voting Shares

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE RECEIPT, OWNERSHIP OR LOSS OF ENTITLEMENT TO INSTRUCT THE NOMINEE ON HOW TO VOTE IN RESPECT OF SPECIAL VOTING SHARES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES AND AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES ARE UNCERTAIN.  ACCORDINGLY, WE URGE U.S. SHAREHOLDERS TO CONSULT THEIR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND LOSS OF ENTITLEMENT TO INSTRUCT THE NOMINEE ON HOW TO VOTE IN RESPECT OF SPECIAL VOTING SHARES.

While the tax consequences of the receipt of special voting shares upon request from the Nominee are unclear, such receipt is not expected to constitute a separate transaction for U.S. federal income tax purposes.  As such, the receipt of the special voting shares should generally not give rise to a taxable event for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE SPECIAL VOTING SHARES IS UNCLEAR AND U.S. SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS IN RESPECT OF THE CONSEQUENCES OF ACQUIRING, OWNING, AND LOSING THE ENTITLEMENT TO INSTRUCT THE NOMINEE ON HOW TO VOTE IN RESPECT OF SPECIAL VOTING SHARES.

Material U.K. Tax Considerations

The following summary is intended to apply only as a general guide to certain United Kingdom (“U.K.”) tax considerations, and is based on current U.K. tax law and current published practice of HM Revenue and Customs (“HMRC”), both of which are subject to change at any time, possibly with retrospective effect.  They relate only to certain limited aspects of the U.K. taxation treatment of investors who are resident and, in the case of individuals, domiciled in (and only in) the U.K. for U.K. tax purposes (except to the extent that the position of non-U.K. resident shareholders is expressly referred to), who will hold the IGT PLC ordinary shares as investments (other than under an individual savings account or a self-invested personal pension) and who are the beneficial owners of the IGT PLC ordinary shares.  The statements may not apply to certain classes of investors such as (but not limited to) persons acquiring their IGT PLC ordinary shares in connection with an office or employment, dealers in securities, insurance companies and collective investment schemes.

The 2015 U.K. general election will be held on May 7, 2015.  Depending on the results of such election, the tax position outlined below may change, possibly retrospectively.  Shareholders should note in particular that certain of the political parties involved in the general election have announced that they may seek to introduce changes to the U.K. tax system (in particular increases in tax rates) which would significantly affect the summary set out below.

Any shareholder or potential investor should obtain advice from his or her own investment or taxation advisor.

Dividends

IGT PLC will not be required to withhold tax at the source from dividend payments it makes.

U.K. resident individual shareholders

An individual shareholder who is resident in the U.K. for tax purposes and who receives a dividend from IGT PLC will be entitled to a tax credit which may be set off against such individual shareholder’s total income tax liability on the dividend.  Such an individual shareholder’s liability to income tax is calculated on the aggregate of the dividend and the tax credit (the “gross dividend”) which will be regarded as the top slice of the individual’s income.  The tax credit is equal to 10% of the gross dividend (i.e., one-ninth of the amount of the cash dividend received).

A U.K. resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit.  A U.K. resident individual shareholder who is liable to income tax at the basic rate will be subject to income tax on the dividend at the rate of 10% of the gross dividend so that the tax credit will satisfy in full such shareholder’s liability to income tax on the dividend.  A U.K. resident individual shareholder liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5% but will be able to set the tax credit off against part of this liability.  A U.K. resident individual shareholder liable to income tax at the additional rate will be subject to income tax on the gross dividend at 37.5% but will be able to set the tax credit off against part of this liability.

The effect of the tax credit is that a basic rate taxpayer will not have to account for any additional tax to HMRC, a higher rate taxpayer will have to account for additional tax equal to 22.5% of the gross dividend (which equals 25% of the cash dividend received) and an additional rate taxpayer will have to account for additional tax equal to 27.5% of the gross dividend (which is approximately 30.56% of the cash dividend received).

U.K. resident corporate shareholders

A corporate shareholder resident in the U.K. for tax purposes which is a “small company” for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 will not be subject to U.K. corporation tax on any dividend received from IGT PLC provided that certain conditions are met (including an anti-avoidance condition).

Other corporate shareholders resident in the U.K. for tax purposes will not be subject to U.K. corporation tax on any dividend received from IGT PLC so long as the dividends fall within an exempt class and certain conditions are met.  For example, (1) dividends paid on shares that are not redeemable and do not carry any present or future preferential rights to dividends or to a company’s assets on its winding up, and (2) dividends paid to a person holding less than a 10% interest in IGT PLC, should generally fall within an exempt class.  However, the exemptions mentioned above are not comprehensive and are subject to anti-avoidance rules.

If the conditions for exemption are not met or cease to be satisfied, or such a corporate shareholder elects an otherwise exempt dividend to be taxable, the shareholder will be subject to U.K. corporation tax on dividends received from IGT PLC, at the rate of corporation tax applicable to that corporate shareholder (currently 20%).

U.K. resident exempt shareholders

U.K. resident shareholders who are not liable to U.K. taxation on dividends, including pension funds and charities, will not be entitled to reclaim the tax credit attaching to any dividend paid by IGT PLC.

Non-U.K. resident shareholders

A shareholder resident outside the U.K. for tax purposes and who holds the IGT PLC ordinary shares as investments will not generally be liable to tax in the U.K. on any dividend received from IGT PLC, but would also not be able to claim payment from HMRC of any part of the tax credit attaching to a dividend received from IGT PLC, although this will depend on the existence and terms of any double taxation convention between the U.K. and the country in which such shareholder is resident.

A non-U.K. resident shareholder may also be subject to taxation on dividend income under local law.  A shareholder who is not solely resident in the U.K. for tax purposes should consult his or her own tax advisers concerning his or her tax liabilities (in the U.K. and any other country) on dividends received from IGT PLC, whether he or she is entitled to claim any part of the tax credit and, if so, the procedure for doing so, and whether any double taxation relief is due in any country in which he or she is subject to tax.

Taxation of Capital Gains

Disposal of IGT PLC Ordinary Shares

A disposal or deemed disposal of IGT PLC ordinary shares by a shareholder who is resident in the U.K. for tax purposes may, depending upon the shareholder’s circumstances and subject to any available exemptions and reliefs (such as the annual exempt amount for individuals and indexation allowance for corporate shareholders), give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of capital gains.

If an individual shareholder who is subject to income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of IGT PLC ordinary shares, the applicable rate will be 28%.  For an individual shareholder who is subject to income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate would be 18%.

A shareholder who is not resident in the U.K. for tax purposes should not normally be liable to U.K. taxation on chargeable gains on a disposal of IGT PLC ordinary shares.  However, an individual shareholder who has ceased to be resident in the U.K. for tax purposes for a period of less than five years and who disposes of IGT PLC ordinary shares during that period may be liable on his return to the U.K. to U.K. taxation on any capital gain realized (subject to any available exemption or relief).

Inheritance Tax

The IGT PLC ordinary shares will be assets situated in the U.K. for the purposes of U.K. inheritance tax.  A gift or settlement of such assets by, or on the death of, an individual holder of such assets may (subject to certain exemptions and reliefs and depending upon the shareholder’s circumstances) give rise to a liability to U.K. inheritance tax even if the holder is not a resident of or domiciled in the U.K.  for tax purposes.  For inheritance tax purposes, a transfer of assets at less than market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit.

A charge to inheritance tax may arise in certain circumstances where IGT PLC ordinary shares are held by close companies and by trustees of settlements.  Shareholders should consult an appropriate tax adviser as to any inheritance tax implications if they intend to make a gift or transfer at less than market value or intend to hold IGT PLC ordinary shares through a close company or trust arrangement.

Shareholders and/or potential investors who are in any doubt as to their tax position, or who are subject to tax in any jurisdiction other than the U.K., should consult a suitable professional adviser.

Material Italian Tax Considerations

This section describes the material Italian tax consequences of the ownership and transfer of IGT PLC ordinary shares.  The following description does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to own or dispose of the shares (such as Italian inheritance and gift tax considerations, and transfer tax considerations) and, in particular does not discuss the treatment of shares that are held in connection with a permanent establishment or a fixed base through which a non-Italian resident shareholder carries on business or performs personal services in Italy.

For the purposes of this discussion, an “Italian Shareholder” is a beneficial owner of IGT PLC ordinary shares that is:

•                  an Italian resident individual; or

•                  an Italian resident corporation.

This section does not apply to shareholders subject to special rules, including:

•                  non-profit organizations, foundations and associations that are not subject to tax;

•                  Italian commercial partnerships and assimilated entities (società in nome collettivo, in accomandita semplice);

•                  Italian noncommercial partnerships (società semplice);

•                  Individuals holding the shares in connection with the exercise of a business activity; and

•                  Italian real estate investment funds (fondi comuni di investimento immobiliare) and Italian real estate SICAF (società di investimento a capitale fisso).

In addition, where specified, this section also applies to Italian pension funds, Italian investment funds (fondi comuni di investimento mobiliare) and Società di Investimento Collettivo A Capitale Variabile (“SICAVs”).

For the purposes of this discussion, a Non-Italian Shareholder means a beneficial owner of IGT PLC ordinary shares that is neither an Italian Shareholder nor a permanent establishment or a fixed base through which a non-Italian resident shareholder carries on business or performs personal services in Italy nor a partnership.

This discussion is limited to Italian Shareholders and Non-Italian Shareholders that hold their shares directly and whose shares represent, and have represented in any 12-month period preceding each disposal: (i) a percentage of voting rights in the ordinary shareholders’ meeting not greater than 2% for listed shares, or (ii) a participation in the share capital not greater than 5% for listed shares.

This section is based upon tax laws and applicable tax treaties and what is understood to be the current practice in Italy in effect on the date of this proxy statement/prospectus which may be subject to changes in the future, even on a retroactive basis.  Italian Shareholders and Non-Italian Shareholders should consult their own advisors as to the Italian tax consequences of the ownership and disposal of IGT PLC ordinary shares in their particular circumstances.

Ownership of IGT PLC Ordinary Shares

Italian Shareholders

Taxation of Dividends

The tax treatment applicable to dividend distributions depends upon the nature of the dividend recipient, as summarized below.

Italian resident individual shareholders

Dividends paid by a non-Italian resident company, such as IGT PLC, to Italian resident individual shareholders are subject to a 26% tax.  Such tax (i) may be applied by the taxpayer in its tax assessment or (ii) if an Italian withholding agent intervenes in the collection of the dividends, may be withheld by such withholding agent.

In the event that a taxpayer elects to be taxed under the “Regime del Risparmio Gestito” (discussed below in the paragraph entitled “—Taxation of Capital Gains—Italian resident individual shareholders”), dividends are not subject to the 26% tax, but are subject to taxation under such “Regime del Risparmio Gestito.”

Pursuant to Law Decree No.  167 dated June 28, 1990, as amended, Italian resident individual shareholders who hold (or are beneficial owners of) foreign financial activities not being deposited or otherwise held or traded through Italian resident financial intermediaries must, in certain circumstances, disclose the aforesaid to the Italian tax authorities in their income tax return.

Italian resident corporations

Subject to the paragraph below, Italian Shareholders subject to Italian corporate income tax (“IRES”) should benefit from a 95% exemption on dividends if certain conditions are met.  The remaining 5% of dividends are treated as part of the taxable business income of such Italian resident corporations, subject to tax in Italy under the IRES.

Dividends, however, are fully subject to tax in the following circumstances:  (i) dividends paid to taxpayers using IAS/IFRS in relation to shares accounted for as “held for trading” on the balance sheet of their statutory accounts; (ii) dividends which are considered as “deriving from” profits accumulated by companies or entities resident for tax purposes in States or Territories with a preferential tax system; or (iii) dividends paid in relation to shares acquired through repurchase transactions, stock lending and similar transactions, unless the beneficial owner of such dividends would have benefited from the 95% exemption described in the above paragraph.  In the case of (ii), 100% of the dividends is subject to taxation, unless a special ruling request is filed with the Italian tax authorities in order to prove that the shareholding has not been used to enable taxable income to build up in the said States or Territories.

For certain companies operating in the financial field and subject to certain conditions, dividends are also included in the tax base for the regional tax on productive activities (Imposta regionale sulle attività produttive—“IRAP”).

Italian pension funds

Dividends paid to Italian pension funds (subject to the regime provided for by article 17 of Italian legislative decree No.  252 dated December 5, 2005) are not subject to any withholding tax, but must be included in the result of the relevant portfolio accrued at the end of the tax period, which is subject to substitute tax at the rate of 20% from fiscal year 2015.  Under certain conditions provided for by art.  1(92) of the Law dated December 23, 2014, n. 190 (published in the Official Gazette dated December 29, 2014), pensions funds may be granted a tax credit equal to 9% of the result accrued at the end of the tax period and subject to the substitute tax.

Italian investment funds (fondi comuni di investimento mobiliare) and SICAVs

Dividends paid to Italian investment funds and SICAVs are neither subject to any withholding tax nor to any taxation at the level of the fund or SICAV.  A withholding tax may apply in certain circumstances at the rate of up to 26% on distributions made by the investment fund or SICAV.

Taxation of Capital Gains

Italian resident individual shareholders

Capital gains realized upon disposal of shares or rights by an Italian resident individual shareholder are subject to Italian final substitute tax (imposta sostitutiva) at a 26% rate.

Capital gains and capital losses realized in the relevant tax year have to be declared in the annual income tax return (Regime di Tassazione in Sede di Dichiarazione dei Redditi).  Losses in excess of gains may be carried forward against capital gains realized in the four subsequent tax years.  While losses generated as of July 1, 2014 can be carried forward for their entire amount, losses realized until December 31, 2011 can be carried forward for 48.08% of their amount only and losses realized between January 1, 2012 and June 30, 2014 for 76.92% of their amount.

As an alternative to the Regime di Tassazione in Sede di Dichiarazione dei Redditi described in the above paragraph, Italian resident individual shareholders may elect to be taxed under one of the two following regimes:

(i)Regime del Risparmio Amministrato:    Under this regime, separate taxation of capital gains is allowed subject to (i) the shares and rights in respect of the shares being deposited with Italian banks, società di intermediazione mobiliare or certain authorized financial intermediaries resident in Italy for tax purposes and (ii) an express election for the Regime del Risparmio Amministrato being timely made in writing by the relevant shareholder.  Under the Regime del Risparmio Amministrato, the financial intermediary is responsible for accounting for the substitute tax in respect of capital gains realized on each sale of the shares or rights on the shares, and is required to pay the relevant amount to the Italian tax authorities on behalf of the taxpayer, deducting a corresponding amount from the proceeds to be credited to the shareholder.  Under the Regime del Risparmio Amministrato, where a sale of the shares or rights on the shares results in a capital loss, such loss may be deducted (up to 48.08% for capital losses realized until December 31, 2011 and up to 76.92% for capital losses realized between January 1, 2012 and June 30, 2014) from capital gains of the same kind subsequently realized under the same relationship of deposit in the same tax year or in the four subsequent tax years.  Under the Regime del Risparmio Amministrato, the shareholder is not required to declare the capital gains in its annual tax declaration;

(ii)Regime del Risparmio Gestito:    Under this regime, any capital gains accrued to Italian resident individual shareholders, that have entrusted the management of their financial assets, including the shares and rights in respect of the shares, to an authorized Italian-based intermediary and have elected for the Regime del Risparmio Gestito, are included in the computation of the annual increase in value of the managed assets accrued, even if not realized, at year-end, subject to the 26% substitute tax to be applied on behalf of the taxpayer by the managing authorized Italian-based intermediary.  Under the Regime del Risparmio Gestito, any decline in value of the managed assets accrued at year-end may be carried forward (up to 48.08% if accrued until December 31, 2011 and up to 76.92% if accrued between January 1, 2012 and June 30, 2014) and set against increases in value of the managed assets which accrue in any of the four subsequent tax years.  Under the Regime del Risparmio Gestito, the shareholder is not required to report capital gains realized in its annual tax declaration.

Italian resident corporations

Capital gains realized through the disposal of IGT PLC ordinary shares by Italian Shareholders which are companies subject to IRES benefit from a 95% exemption (referred to as the “Participation Exemption Regime”), if the following conditions are met:

(i)             the shares have been held continuously from the first day of the 12th month preceding the disposal; and

(ii)          the shares were accounted for as a long-term investment in the first balance sheet closed after the acquisition of the shares (for companies adopting IAS/IFRS, shares are considered to be a long-term investment if they are different from those accounted for as “held for trading”).

Based on the assumption that IGT PLC ordinary is a resident of the U.K. for tax purposes, that its ordinary shares are listed on a regulated market, that its value will be predominantly composed of shareholdings in companies carrying on a business activity and not resident in a State with a preferential tax system, the two additional conditions set forth by Article 87 of the CTA in order to enjoy the Participation Exemption Regime (i.e., the company is not resident in a State with a preferential tax system and carries on a business activity) are both met.

The remaining 5% of the amount of such capital gain is included in the aggregate taxable income of the Italian resident corporate shareholders and subject to taxation according to ordinary IRES rules and rates.

If the conditions for the Participation Exemption Regime are met, capital losses from the disposal of shareholdings realized by Italian resident corporate shareholders are not deductible from the taxable income of the company.

Capital gains and capital losses realized through the disposal of shareholdings which do not meet at least one of the aforementioned conditions for the Participation Exemption Regime are, respectively, fully included in the aggregate taxable income and fully deductible from the same aggregate taxable income, subject to taxation according to ordinary rules and rates.  However, if such capital gains are realized upon disposal of shares which have been accounted for as a long-term investment on the last three balance sheets, then if the taxpayer so chooses the gains can be taxed in equal parts in the year of realization and the four following tax years.

The ability to use capital losses to offset income is subject to significant limitations, including provisions against “dividend washing.”  In addition, Italian resident corporations that recognize capital losses exceeding €50,000 are subject to tax reporting requirements in their annual income tax return (also in case such capital losses are realized as a consequence of a number of transactions).  Furthermore, for capital losses of more than €5,000,000, deriving from transactions on shares booked as fixed financial assets, the taxpayer must report the relevant information in its annual income tax return (also in case such capital losses are realized as a consequence of a number of transactions).  Such an obligation does not apply to parties who prepare their financial statements in accordance with IAS/IFRS international accounting standards.  Italian resident corporations that recognize capital losses should consult their tax advisors as to the tax consequences of such losses.

For certain types of companies operating in the financial field and subject to certain conditions, the capital gains are also included in the IRAP taxable base.

Italian pension funds

Capital gains realized by Italian pension funds are not subject to any withholding or substitute tax.  Capital gains and capital losses must be included in the result of the relevant portfolio accrued at the end of the tax period, which is subject to a 20% substitute tax from fiscal year 2015.  Under certain conditions provided for by art.  1(92) of the Law dated December 23, 2014, n.  190 (published in the Official Gazette dated December 29, 2014) pension funds may be granted a tax credit equal to 9% of the result accrued at the end of the tax period and subject to the substitute tax.

Italian investment funds (fondi comuni di investimento mobiliare) SICAVs

Capital gains realized by Italian investment funds and SICAVs are not subject to any withholding or substitute tax.  Capital gains and capital losses must be included in the investment fund’s or SICAV’s annual results, which is not subject to tax.  A withholding tax may apply in certain circumstances at the rate of up to 26% on distributions made by the fund or SICAV.

IVAFE-Imposta sul Valore delle Attività Finanziarie detenute all’Estero

According to Article 19 of the Decree of December 6, 2011, No.  201 (“Decree No.  201/2011”), implemented by the Law dated December 22, 2011, No.  214, Italian resident individuals holding financial assets—including shares—outside the Italian territory are required to pay a special tax (IVAFE) at the rate of 0.20%.  The tax applies on the market value at the end of the relevant year of such financial assets held outside the Italian territory.

Taxpayers may deduct from the tax a tax credit equal to any wealth taxes paid in the State where the financial assets are held (up to the amount of the Italian tax due).

Non-Italian Shareholders

Taxation of Dividends

According to Italian tax laws, the distribution of dividends by IGT PLC will not trigger any taxable event for Italian income tax purposes for Non-Italian Shareholders.

Taxation of Capital Gains

According to Italian tax laws, capital gains on IGT PLC ordinary shares will not trigger any taxable event for Italian income tax purposes for Non-Italian Shareholders.

Loyalty Voting Structure

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY HAS PROVIDED PUBLISHED GUIDANCE ON THE ITALIAN TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP OR LOSS OF THE ENTITLEMENT TO INSTRUCT THE NOMINEE ON HOW TO VOTE IN RESPECT OF SPECIAL VOTING SHARES AND AS A RESULT, SUCH TAX CONSEQUENCES ARE UNCERTAIN.  ACCORDINGLY, WE URGE ITALIAN SHAREHOLDERS TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND LOSS OF THE ENTITLEMENT TO INSTRUCT THE NOMINEE ON HOW TO VOTE IN RESPECT OF SPECIAL VOTING SHARES.

Receipt of the entitlement to instruct the Nominee on how to vote in respect of special voting shares

An Italian Shareholder that receives the entitlement to instruct the Nominee on how to vote in respect of special voting shares issued by IGT PLC should in principle not recognize any taxable income upon the receipt of such entitlement.  Under a possible interpretation, the issue of special voting shares can be treated as the issue of bonus shares free of charge to the shareholders out of existing available reserves of IGT PLC.  Such issue should not have any material effect on the allocation of the tax basis of an Italian Shareholder between its IGT PLC ordinary shares and the corresponding IGT PLC special voting shares.  Because the special voting shares are not transferable and their very limited economic rights (equal to a fraction of the aggregate sum of $1) can be enjoyed only at the time of a return of capital of the company of a winding up or otherwise IGT PLC believes and intends to take the position that the tax basis and the fair market value of the special voting shares is minimal.  However, because the determination of the tax basis and fair market value of the special voting shares is not governed by any guidance that directly addresses such a situation and is unclear, the Italian tax authorities could assert that the tax basis and fair market value of the special voting shares as determined by IGT PLC is incorrect.

Loss of the entitlement to instruct the Nominee on how to vote in respect of special voting shares

The tax treatment of an Italian Shareholder that loses its entitlement to instruct the Nominee on how to vote in respect of special voting shares for no consideration is uncertain.  It is possible that an Italian Shareholder should recognize a loss to the extent of the Italian Shareholder’s tax basis (if any).  The deductibility of such loss depends on individual circumstances and conditions required by Italian law.  It is also possible that an Italian Shareholder would not be allowed to recognize a loss upon losing its entitlement to instruct the Nominee on how to vote in respect of special voting shares and instead should increase its basis in its IGT PLC ordinary shares by an amount equal to the tax basis (if any) in such IGT PLC special voting shares.

Stamp Duty (Imposta di bollo)

According to Article 19 of Decree No.  201/2011, a proportional stamp duty applies on a yearly basis on the market value of any financial product or financial instruments.  The stamp duty applies at the rate of 0.20% and, in respect of Italian shareholders or Non-Italian Shareholders other than individuals, it cannot exceed €14,000.  The stamp duty applies with respect to any Italian Shareholders or Non-Italian Shareholders (other than banks, insurance companies, investments and pension funds and certain other financial intermediaries) to the extent that the shares are held through an Italian-based banking or financial intermediary or insurance company.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement of Experts

Not applicable.

H.                                   Documents on Display

We file reports, including annual reports on Form 20-F, furnish periodic reports on Form 6-K and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers.  These may be read without charge and copied, upon payment of prescribed rates, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  To obtain information on the operation of the public reference facility, the telephone number is 1-800-SEC-0330.  Any SEC filings may also be accessed by visiting the SEC’s website at www.sec.gov.

I.                                        Subsidiary Information

Not applicable.

Item 11.                          Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of risks including interest rate risk, foreign currency exchange rate risk, liquidity risk and credit risk.  Our overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our performance through ongoing operational and finance activities.  We monitor and manage our exposure to such risks both centrally and at the local level, as appropriate, as part of our overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on our results of operations and financial position.

Depending upon the risk assessment, we use selected derivative hedging instruments, including principally interest rate swaps and forward currency contracts for the purposes of managing interest rate risk and currency risks arising from our operations and sources of financing.  Our policy is not to enter into such contracts for speculative purposes.

The following section provides qualitative and quantitative disclosures on the effects that these risks may have.  The quantitative data reported below does not have any predictive value and does not reflect the complexity of the markets or reactions which may result from any changes that are assumed to have taken place.

Interest Rate Risk

Interest Rate Market Risk

Our exposure to changes in market interest rates relates primarily to our cash and financial liabilities which bear floating interest rates.  Until 2014 we were exposed to floating rates of interest particularly relating to the Facilities (which were repaid in 2014).  In addition, we had entered into interest rate swaps to swap a portion of the 2009 Notes (due 2016) into floating rate interest.  During 2014, the 2009 Notes (due 2016) and the Facilities were repaid.  In 2014, our exposure to floating rates of interest primarily related to the Revolving Credit Facilities which we entered into in November 2014.  Our policy is to manage interest cost using a mix of fixed and variable rate debt.  We have historically used various techniques to mitigate the risks associated with future changes in interest rates, including entering into interest rate swap and treasury rate lock agreements.

As of December 31, 2014, there were no interest rate swaps outstanding and approximately 29% of our net debt was exposed to interest rate fluctuations.  As of December 31, 2013, there were €150 million (notional value) in interest rate swaps and approximately 15% of our net debt portfolio was exposed to interest rate fluctuations.

A hypothetical 10 basis points increase in interest rates for the year ended December 31, 2014, with all other variables held constant, would have resulted in a decrease in our income before income tax of approximately €0.7 million (€0.4 million for the year ended December 31, 2013).

Foreign Currency Exchange Rate Risk

We operate on an international basis across a number of geographical locations.  We are exposed to (i) transactional foreign exchange risk when an entity enters into transactions in a currency other than its functional currency, and (ii) translation foreign exchange risk which arises when we translate the financial statements of our foreign entities into Euro for the preparation of the consolidated financial statements.

Transactional Risk

Our subsidiaries generally execute their operating activities in their respective functional currencies.  In circumstances where we enter into transactions in a currency other than the functional currency of the relevant entity, we seek to minimize our exposure by (i) sharing risk with our customers (for example, in limited circumstances, but whenever possible, we negotiate clauses into our contracts that allow for price adjustments should a material change in foreign exchange rates occur), (ii) creating a natural hedge by netting receipts and payments, (iii) utilizing foreign currency borrowings, and (iv) where applicable, by entering into foreign currency forward and option contracts.

The principal foreign currencies to which we are exposed are the U.S. $ and the British pound.

From time to time, we enter into foreign currency forward and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues, and certain assets and liabilities denominated in foreign currencies.  These contracts generally have average maturities of 12 months or less and are regularly renewed to provide continuing coverage throughout the year.  It is our policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximize hedge effectiveness.

As of December 31, 2014, we had forward contracts for the sale of approximately U.S. $513.1 million (€442.6 million)  of foreign currency (primarily Euro, U.S. $ and British pounds) and the purchase of approximately U.S. $445.6 million (€367.0 million) of foreign currency (primarily Euro and Swedish krona).

As of December 31, 2013, we had forward contracts for the sale of approximately U.S. $352 million of foreign currency (primarily Euro, British pounds, and Swedish krona) and the purchase of approximately U.S. $501.4 million of foreign currency (primarily Euro and Swedish krona).  We also had foreign currency option contracts for the sale of approximately U.S. $8.5 million and the purchase of approximately U.S. $8.8 million.

Translation Risk

Certain of our subsidiaries are located in countries which are outside of the Eurozone, in particular the United States.  As our reporting currency is the Euro, the income statements of those entities are converted into Euro using the average exchange rate for the period, and while revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in Euro.  The monetary assets and liabilities of consolidated entities that have a reporting currency other than the Euro are translated into Euro at the period-end foreign exchange rate.  The effects of these changes in foreign exchange rates are recognized directly in the consolidated statement of changes in equity within other reserves.

At December 31, 2013 we held SEK 22.5 million, or €25.1 million, of foreign currency contracts designated as a hedge against the net investment in our wholly owned subsidiary Boss Media AB.  There were no hedges of net investment at December 31, 2014.

Our foreign currency exposure primarily arises from changes between the Euro and U.S. $ and the Euro and British pound sterling.  A hypothetical 10% decrease in the Euro to U.S. dollar exchange rate, with all other variables held constant, would have reduced our income before income tax by €1.1 million for 2014 (€2.5 million for 2013) and equity by €266.9 million for 2014 (€240.0 million for 2013).

Liquidity Risk

Liquidity risk is the risk of not being able to fulfill present or future obligations if we do not have sufficient funds available to meet such obligations.  Liquidity risk arises mostly in relation to cash flows generated and used in working capital and from financing activities, particularly by servicing our debt, in terms of both interest and capital, and our payment obligations relating to our ordinary business activities.  We believe that the cash which we generate from our operating activities, together with our committed borrowing capacity, will be sufficient to meet out financial obligations and operating requirements in the foreseeable future.  Therefore, we do not believe that we are exposed to a significant concentration of liquidity risk.

Credit Risk

Our credit risk primarily arises from cash and trade receivables.  We have established risk management policies whereby we hold our cash deposits with major, financially sound counterparties with high credit ratings and by limiting exposure to any one credit party.

We enter into commercial transactions only with recognized, creditworthy third parties.  A significant portion of our trade receivables are from government lottery entities which we therefore consider to pose insignificant credit risk.  Additionally, we do not have significant credit risk to any one customer.  Geographically, credit risk is concentrated in Italy.  At December 31, 2014 and 2013, approximately 65% and 71%, respectively, of total trade and other receivables, net are associated with the Italy segment and approximately 62% and 69%, respectively of these receivables relate to our lottery instant ticket business.  We recorded bad debt expense of €11.1 million and €12.3 million, or less than 1% of total revenues for each of the years ended December 31, 2014 and 2013, respectively.

Commodity Price Risk

Our exposure to commodity price changes is not considered material and is managed through our procurement and sales practices.

Item 12.                          Description of Securities Other than Equity Securities

A.                                    Debt Securities

Not Applicable.

B.                                    Warranties and Rights

Not Applicable.

C.                                    Other Securities

Not Applicable.

D.                                    American Depositary Shares

Not Applicable.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

See the discussion of the Mergers in “Item 4.  Information on the Company—A.  History and Development of the Company—Acquisition of International Game Technology” and the description of the loyalty scheme in “Item 10. Additional Information—B.  Memorandum and Articles of Association—Loyalty Plan.”

Item 15.                          Controls and Procedures

A.                                    Disclosure Controls and Procedures

Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2014 pursuant to Exchange Act Rule 13a-15(b).

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

B.                                    Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.                                    Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.                                    Changes in Internal Control

Not Applicable.

Item 16A.                                         Audit Committee Financial Expert

Our Board of Directors has determined that members of the audit committee, namely, Sir Jeremy Hanley and Vincent L.  Sadusky, are each audit committee financial experts.  Both are independent directors under the NYSE standards.

Item 16B.                                         Code of Ethics

We have adopted a Code of Ethics for Principal Executive Officer and Senior Financial Officers which is applicable to our principal executive officer, principal financial officer, the principal accounting officer and controller, and any persons performing similar functions.  This code of ethics is posted on our website, www.igt.com, and may be found as follows:  from our main page, first click on “Investors” and then on “Management and Governance” and then on “Documents.”

Item 16C.                                         Principal Accountant Fees and Services

Beginning with the financial year ended December 31, 2014, PricewaterhouseCoopers S.p.A. (“PwC”) is serving as GTECH’s independent auditor.  Reconta Ernst & Young S.p.A. (“EY”) acted in this role (from the year ended December 31, 2002 to the year ended December 31, 2013).

“PwC Entities” means PricewaterhouseCoopers S.p.A., the auditor of GTECH, as well as all of the Italian and foreign entities belonging to the PwC network.

“EY Entities” means Reconta Ernst & Young S.p.A., the previous auditor of GTECH, as well as all of the Italian and foreign entities belonging to the EY Global Network.

The following table sets forth the aggregate fees for professional services and other services rendered by PwC Entities in 2014 and by EY Entities in 2013.

	For the Years Ended December 31,
(€ thousands)	2014	2013

Audit Fees(1)	5,162	3,145
Audited-related Fees(2)	232	927
Tax Fees(3)	37	264
All other Fees(4)	395	390
Total	5,825	4,726

(1)         Audit fees consist of fees billed for professional services in connection with GTECH’s annual financial statements, reviews of interim financial statements as well as comfort letters issued in relation to capital market transactions and included those required for some transactions by regulations in Italy and abroad.

(2)         “Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, agreed upon procedures for certain financial statement areas and are not reported under “Audit Fees.”

(3)         “Tax Fees” consist of fees billed for professional services for tax compliance.

(4)         “All other Fees” consists of fees billed for services other than those reported under (1) to (3) and mainly comprise services in relation to the Mergers.

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements.  Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries.  Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm.

Item 16D.                                         Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.                                         Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We currently have neither purchased any ordinary shares of the company nor announced any share buyback plans.

Item 16F.                                          Change in Registrant’s Certifying Accountant

At the Shareholders’ Meeting held on May 8, 2014, it was resolved to appoint PwC as GTECH’s independent statutory auditors for the nine-year period 2014 to 2022.  The change in statutory auditors was made pursuant to Italian regulation which limits the duration of statutory audit engagements.  Because of the limitations of this Italian regulation, GTECH did not seek to renew the EY contract when it expired and EY declined to stand for re-election.

In connection with the U.S. SEC registration process and the appointment of GTECH’s independent registered public accounting firm for an audit period commencing from January 1, 2014, PwC completed an independence assessment to evaluate the services and relationships with GTECH and its affiliates that may bear on PwC’s independence under the SEC and the Public Company Accounting Oversight Board (United States) (“PCAOB”) independence rules for an audit period commencing January 1, 2014.  Services identified that are inconsistent with the auditor independence rules provided in Rule 2-01 of Regulation S-X include (1) the provision of payroll services to GTECH and certain of its subsidiaries, which included control of client’s assets and (2) secondment and legal services to sister companies under common control with GTECH.

PwC communicated these matters to GTECH’s Board of Statutory Auditors.  The Board of Statutory Auditors and PwC individually considered the impact that these relationships have on PwC’s independence with respect to GTECH and concluded that there are no indications that PwC’s ability to exercise objective and impartial judgment on issues encompassed within the audit of GTECH’s Consolidated Financial Statements have been impaired.

In making this determination, the Board of Statutory Auditors and PwC considered, among other things, that:

•                  SEC independence rules were never contemplated at the time the services were entered into.

•                  None of the services provided violate the local Italian independence rules (Article 17 of Italian Legislative Decree 39/2010).

•                  The services were performed by teams entirely separate from the team responsible for the audit of the GTECH financial statements.

•                  GTECH’s management retained responsibility for and exercised all decision making.

•                  The fees relating to the non-audit services described above are not material to PwC or to GTECH.

Accordingly, and for the reasons enumerated above, PwC and the Board of Statutory Auditors concluded that the services identified do not affect PwC’s ability to render an objective audit for GTECH for the year ended December 31, 2014.  Therefore, effective from November 12, 2014, the Board of Directors appointed PwC also as GTECH’s independent registered public accounting firm under rules and regulations of the SEC for audit periods commencing January 1, 2014.

On August 29, 2014, solely in relation to the preparation of  the Form F-4 and upon the approval of GTECH’s Board of Statutory Auditors, EY was re-appointed as GTECH’s independent registered public accounting firm in order for EY to perform audits in accordance with the standards of the PCAOB of the Consolidated Financial Statements of GTECH as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, on which EY originally reported under auditing standards recommended by CONSOB (the Italian Stock Exchange Regulatory Agency).  The re-appointment of EY terminated on November 12, 2014 upon the appointment of PwC.

The report of EY on GTECH’s Consolidated Financial Statements for the years ended December 31, 2013 and 2012 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of GTECH’s Consolidated Financial Statements for the two fiscal years ended December 31, 2013 and in the subsequent interim period through October 1, 2014, (1) there were no disagreements with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of EY, would have caused EY to make reference to the matter in their report; and (2) there were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.  The Company has requested EY to furnish it a letter addressed to the SEC stating whether it agrees with the above statement. A copy of that letter, dated May 15, 2015 is filed as Exhibit 15.3 to this Form 20-F.

Item 16G.                                        Corporate Governance

IGT PLC is a company organized under the laws of England and Wales and qualifies as a foreign private issuer under the rules and regulations of the SEC and the listing standards of the NYSE.  In accordance with the NYSE listing rules related to corporate governance, listed companies that are foreign private issuers are permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are otherwise applicable to listed companies.  However, IGT PLC has agreed to comply voluntarily with the corporate governance standards of the NYSE.

Item 16H.                                        Mine Safety Disclosure

Not applicable.

PART III

Item 17.                          Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.                          Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this document.

Item 19.                          Exhibits

A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits that immediately follows the signature page of this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ Alberto Fornaro
Alberto Fornaro
Chief Financial Officer

Dated:  May 15, 2015

INDEX TO EXHIBITS

Exhibit	Description

1.1	Articles of Association of International Game Technology PLC, dated April 7, 2015.

There have not been filed as exhibits to this Form 20-F certain long-term debt instruments, none of which relates to indebtedness that exceeds 10% of the consolidated assets of International Game Technology PLC. International Game Technology PLC agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of International Game Technology PLC and its consolidated subsidiaries.

4.1

Agreement and Plan of Merger, dated as of July 15, 2014, by and among GTECH S.p.A., a joint stock company organized under the laws of Italy, solely with respect to Section 5.02(a) and Article VIII, GTECH Corporation, a Delaware corporation, International Game Technology PLC (f/k/a Georgia Worldwide Limited), a public limited company organized under the laws of England and Wales, Georgia Worldwide Corporation, a Nevada corporation, and International Game Technology, a Nevada corporation (incorporated herein by reference to Annex A to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015).

4.2

Amendment No.  1 to the Agreement and Plan of Merger, dated as of July 15, 2014, by and among GTECH S.p.A., a joint stock company organized under the laws of Italy, solely with respect to Section 5.02(a) and Article VIII, GTECH Corporation, a Delaware corporation, International Game Technology PLC (f/k/a Georgia Worldwide Limited), a public limited company organized under the laws of England and Wales, Georgia Worldwide Corporation, a Nevada corporation, and International Game Technology, a Nevada corporation (incorporated herein by reference to Annex B to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015).

4.3

Voting Agreement, dated as of July 15, 2014, among International Game Technology, International Game Technology PLC (formerly known as Georgia Worldwide Limited), De Agostini S.p.A. and DeA Partecipazioni S.p.A. (incorporated herein by reference to Annex D to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015).

4.4

Support Agreement, dated as of July 15, 2014, among International Game Technology, De Agostini S.p.A. and DeA Partecipazioni S.p.A. (incorporated herein by reference to Annex C to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015).

4.5

Trust Deed dated May 17, 2006 between GTECH S.p.A. (f/k/a Lottomatica S.p.A.) as Issuer and BNY Mellon Corporate Trustee Services Limited (successor to J.P. Morgan Corporate Trustee Services Limited), as Trustee, with respect to €750,000,000 Subordinated Interest-Deferrable Capital Securities due March 31, 2066 (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015).

4.6

First Supplemental Trust Deed dated April 3, 2015 relating to the Trust Deed dated May 17, 2006 in respect of €750,000,000 Subordinated Interest-Deferrable Capital Securities due 2066 between GTECH S.p.A., as Issuer; and BNY Mellon Corporate Trustee Services Limited, as Trustee.

Exhibit	Description

4.7

Trust Deed dated December 3, 2009 among GTECH S.p.A. (f/k/a Lottomatica Group S.p.A.) as Issuer; certain subsidiaries of GTECH S.p.A., as Guarantors; and BNY Mellon Corporate Trustee Services Limited (f/k/a BNY Corporate Trustee Services Limited), as Trustee, with respect to €750,000,000 5.375% Guaranteed Notes due December 5, 2016 (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015).

4.8

Trust Deed dated December 2, 2010 among GTECH S.p.A. (f/k/a Lottomatica Group S.p.A.) as Issuer; certain subsidiaries of GTECH S.p.A., as Guarantors; and BNY Mellon Corporate Trustee Services Limited (f/k/a BNY Corporate Trustee Services Limited), as Trustee, with respect to €500,000,000 5.375% Guaranteed Notes due February 2, 2018 (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015).

4.9

First Supplemental Trust Deed dated April 7, 2015, relating to the Trust Deed dated December 2, 2010 in respect of €500,000,000 5.375% Guaranteed Notes due February 2, 2018 among International Game Technology PLC, as Issuer; certain subsidiaries of International Game Technology PLC, as Initial Guarantors; certain subsidiaries of International Game Technology PLC, as Additional Guarantors; and BNY Mellon Corporate Trustee Services Limited, as Trustee (incorporated herein by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by International Game Technology on April 10, 2015).

4.10

Trust Deed dated December 5, 2012 among GTECH S.p.A. (f/k/a Lottomatica Group S.p.A.) as Issuer; certain subsidiaries of GTECH S.p.A., as Guarantors; and BNY Mellon Corporate Trustee Services Limited, as Trustee, with respect to €500,000,000 3.500% Guaranteed Notes due March 5, 2020 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015).

4.11

First Supplemental Trust Deed dated April 7, 2015 relating to the Trust Deed dated December 5, 2012 in respect of €500,000,000 3.500% Guaranteed Notes due March 5, 2020 among International Game Technology PLC, as Issuer; certain subsidiaries of International Game Technology PLC, as Initial Guarantors; certain subsidiaries of International Game Technology PLC, as Additional Guarantors; and BNY Mellon Corporate Trustee Services Limited, as Trustee (incorporated herein by reference to Exhibit 4.7 to the Current Report on Form 8-K filed by International Game Technology on April 10, 2015).

4.12

Commitment Letter dated July 15, 2014, as amended, among Credit Suisse Securities (USA) LLC, Credit Suisse AG (acting through its Cayman Islands Branch), Barclays Bank PLC, Citigroup Global Markets Limited and Citibank N.A., London Branch, and GTECH S.p.A. with respect to approximately US$10,700,000,000 bridge facilities (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015).

4.13

Senior Facilities Agreement dated November 4, 2014 for the US$1,500,000,000 and €850,000,000 multicurrency revolving credit facilities among GTECH S.p.A., as GTECH and a Borrower; GTECH Corporation, as a Borrower; J.P. Morgan Limited and Mediobanca—Banca di Credito Finanziario S.p.A., as the Global Coordinators, Bookrunners and Mandated Lead Arrangers; the entities listed in Part III of Schedule I thereto, as the Bookrunners and Mandated Lead Arrangers, the entities listed in Part IV of Schedule I thereto, as the Mandated Lead Arrangers; the entities listed in Part V of Schedule I thereto, as the Arrangers, the financial institutions listed in Part II of Schedule I thereto, as the Original Lenders; The Royal Bank of Scotland plc, as the Agent; The Royal Bank of Scotland plc, as the Issuing Agent; and the other parties thereto (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015).

Exhibit	Description

4.14

Letter agreement dated April 2, 2015 between GTECH S.p.A., as Parent, and The Royal Bank of Scotland plc, as Agent, regarding amendments to the Senior Facilities Agreement dated November 4, 2014 for the US$1,500,000,000 and €850,000,000 multicurrency revolving credit facilities (including amendments increasing the amounts of the multicurrency revolving credit facilities to US$1,800,000,000 and €1,050,000,000).

4.15

Senior Facilities Agreement dated January 29, 2015 for the €800,000,000 term loan facilities among GTECH S.p.A., as Original Borrower and Parent; GTECH Corporation, as Original Guarantor; Banca IMI S.p.A., BNP Paribas, Italian Branch, Mediobanca—Banca di Credito Finanziario S.p.A. and UniCredit Bank AG, Milan Branch, as Mandated Lead Arrangers; BNP Paribas, Italian Branch and UniCredit Bank AG, Milan Branch, as the Original International Lenders; Intesa Sanpaolo S.p.A. and Mediobanca—Banca di Credito Finanziario S.p.A., as Original Italian Lenders; and Mediobanca — Banca di Credito Finanziario S.p.A., as Agent.

4.16

Indenture dated as of April 7, 2015 among International Game Technology PLC, as Issuer; certain subsidiaries of International Game Technology PLC, as Initial Guarantors; BNY Mellon Corporate Trustee Services Limited, as Trustee; The Royal Bank of Scotland plc, as Security Agent; The Bank of New York Mellon, London Branch, as Euro Paying Agent and Transfer Agent; The Bank of New York Mellon, as Dollar Paying Agent and Dollar Registrar; and The Bank of New York Mellon (Luxembourg) S.A., as Euro Registrar, with respect to $600,000,000 5.625% Senior Secured Notes due February 15, 2020, $1,500,000,000 6.250% Senior Secured Notes due February 15, 2022, $1,100,000,000 6.500% Senior Secured Notes due February 15, 2025, €700,000,000 4.125% Senior Secured Notes due February 15, 2020 and €850,000,000 4.750% Senior Secured Notes due February 15, 2023 (incorporated herein by reference to Exhibit 4.8 to the Current Report on Form 8-K filed by International Game Technology on April 10, 2015).

4.17

Indenture dated as of June 15, 2009 between International Game Technology, as Company, and Wells Fargo Bank, National Association, as Trustee (Senior Debt Securities) (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by International Game Technology on June 15, 2009).

4.18

First Supplemental Indenture dated as of June 15, 2009 between International Game Technology, as Company, and Wells Fargo Bank, National Association, as Trustee (Creating a Series of Securities Designated 7.50% Notes due 2019) (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by International Game Technology on June 15, 2009).

4.19

Second Supplemental Indenture dated as of June 8, 2010 between International Game Technology, as Company, and Wells Fargo Bank, National Association, as Trustee (Creating a Series of Securities Designated 5.500% Notes due 2020) (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by International Game Technology on June 8, 2010).

4.20

Third Supplemental Indenture dated as of September 19, 2013 between International Game Technology, as Company, and Wells Fargo Bank, National Association, as Trustee (Creating a Series of Securities Designated 5.350% Notes due 2023) (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by International Game Technology on September 19, 2013).

4.21

Amendment No. 1 dated as of October 20, 2014 between International Game Technology, as Company; and Wells Fargo Bank, National Association, as Trustee, to the Indenture dated as of June 15, 2009, as supplemented by the First Supplemental Indenture dated as of June 15, 2009 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by International Game Technology on October 22, 2014).

Exhibit	Description

4.22

Amendment No. 2 dated as of April 7, 2015 among International Game Technology, as Company; Wells Fargo Bank, National Association, as Trustee; and The Royal Bank of Scotland plc, as Security Agent, to the Indenture dated as of June 15, 2009, as supplemented by the First Supplemental Indenture dated as of June 15, 2009 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by International Game Technology on April 10, 2015).

4.23

Amendment No. 1 dated as of April 7, 2015 among International Game Technology, as Company; Wells Fargo Bank, National Association, as Trustee; and The Royal Bank of Scotland plc, as Security Agent, to the Indenture dated as of June 15, 2009, as supplemented by the Second Supplemental Indenture dated as of June 8, 2010 (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by International Game Technology on April 10, 2015).

4.24

Amendment No. 1 dated as of April 7, 2015 among International Game Technology, as Company; Wells Fargo Bank, National Association, as Trustee; and The Royal Bank of Scotland plc, as Security Agent, to the Indenture dated as of June 15, 2009, as supplemented by the Third Supplemental Indenture dated as of September 19, 2023 (incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by International Game Technology on April 10, 2015).

4.25

Amendment No. 3 dated as of April 22, 2015 among International Game Technology, as Company; International Game Technology PLC and certain subsidiaries of International Game Technology PLC, as Guarantors; and Wells Fargo Bank, National Association, as Trustee, to the Indenture dated as of June 15, 2009, as supplemented by the First Supplemental Indenture dated as of June 15, 2009.

4.26

Amendment No. 2 dated as of April 22, 2015 among International Game Technology, as Company; International Game Technology PLC and certain subsidiaries of International Game Technology PLC, as Guarantors; and Wells Fargo Bank, National Association, as Trustee, to the Indenture dated as of June 15, 2009, as supplemented by the Second Supplemental Indenture dated as of June 8, 2010.

4.27

Amendment No. 2 dated as of April 22, 2015 among International Game Technology, as Company; International Game Technology PLC and certain subsidiaries of International Game Technology PLC, as Guarantors; and Wells Fargo Bank, National Association, as Trustee, to the Indenture dated as of June 15, 2009, as supplemented by the Third Supplemental Indenture dated as of September 19, 2023.

4.28

Amendment No. 3 dated as of April 23, 2015 between International Game Technology, as Company; and Wells Fargo Bank, National Association, as Trustee, to the Indenture dated as of June 15, 2009, as supplemented by the Second Supplemental Indenture dated as of June 8, 2010.

4.29

Amendment No. 3 dated as of April 23, 2015 between International Game Technology, as Company; and Wells Fargo Bank, National Association, as Trustee, to the Indenture dated as of June 15, 2009, as supplemented by the Third Supplemental Indenture dated as of September 19, 2023.

4.30

The Lotto Concession for the activation and operation of the network for the national lotto game between the Ministry of Finance and Lottomatica S.c.p.A, issued March 17, 1993, expiring June 8, 2016 (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015).

Exhibit	Description

4.31

Instant Ticket Concession for the operation of the national instant ticket lottery games between the Amministrazione Autonoma dei Monopoli di Stato (now known as Agenzia delle Dogane e dei Monopoli) and Lotterie Nazionali S.r.l., issued and effective from October 1, 2010, expiring September 30, 2019 (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015).

4.32

Video Lottery Concession for the activation and operation of the network for managing legalized gaming machines—including amusement with prize machines “AWP” and (video lottery terminals) “VLT” between Amministrazione Autonoma dei Monopoli di Stato (now known as Agenzia delle Dogane e dei Monopoli) and Lottomatica Videolot Rete S.p.A. issued March 20, 2013 expiring March 19, 2022 (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015).

4.33

Lottomatica Group 2009-2015 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to the Post-Effective Amendment No. 1 on Form S-8 to to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.34

Lottomatica Group 2010-2016 Stock Option Plan (incorporated herein by reference to Exhibit 99.2 to the Post-Effective Amendment No. 1 on Form S-8 to to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.35

Lottomatica Group 2011-2017 Stock Option Plan (incorporated herein by reference to Exhibit 99.3 to the Post-Effective Amendment No. 1 on Form S-8 to to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.36

Lottomatica Group 2012-2018 Stock Option Plan (incorporated herein by reference to Exhibit 99.4 to the Post-Effective Amendment No. 1 on Form S-8 to to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.37

GTECH 2013-2019 Stock Option Plan (incorporated herein by reference to Exhibit 99.5 to the Post-Effective Amendment No. 1 on Form S-8 to to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.38

GTECH 2014-2020 Stock Option Plan (incorporated herein by reference to Exhibit 99.6 to the Post-Effective Amendment No. 1 on Form S-8 to to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.39

Lottomatica Group 2011-2015 Share Allocation Plan (incorporated herein by reference to Exhibit 99.7 to the Post-Effective Amendment No. 1 on Form S-8 to to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.40

Lottomatica Group 2012-2016 Share Allocation Plan (incorporated herein by reference to Exhibit 99.8 to the Post-Effective Amendment No. 1 on Form S-8 to to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.41

GTECH 2013-2017 Share Allocation Plan (incorporated herein by reference to Exhibit 99.9 to the Post-Effective Amendment No. 1 on Form S-8 to to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.42

GTECH 2014-2018 Share Allocation Plan (incorporated herein by reference to Exhibit 99.10 to the Post-Effective Amendment No. 1 on Form S-8 to to Form F-4 filed by International Game Technology PLC on April 6, 2015).

Exhibit	Description

4.43

International Game Technology 2002 Stock Incentive Plan (incorporated herein by reference to International Game Technology’s Proxy Statement (Commission File No. 001-10684), filed on January 18, 2011).

4.44

International Game Technology PLC 2015 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.12 to the Post-Effective Amendment No. 1 on Form S-8 to to Form F-4 filed by International Game Technology PLC on April 6, 2015).

8.1	List of subsidiaries of the registrant.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers SpA (Filed herewith)

15.2	Consent of Reconta Ernst & Young SpA (Filed herewith)

15.3	Confirmatory Letter of Reconta Ernst & Young SpA (Filed herewith)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
GTECH S.p.A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

International Game Technology Plc (successor of GTECH SpA)

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, cash flows and changes in equity present fairly, in all material respects, the financial position of GTECH SpA and its subsidiaries at December 31, 2014, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers SpA

Rome, Italy

May 15, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GTECH S.p.A.

We have audited the accompanying consolidated statement of financial position of GTECH S.p.A. and subsidiaries as of December 31, 2013 and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GTECH S.p.A. and subsidiaries at December 31, 2013, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Reconta Ernst & Young S.p.A.

Rome, Italy

October 1, 2014

GTECH S.P.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
(€ thousands)	Notes	2014	2013
ASSETS
Non-current assets
Systems, equipment and other assets related to contracts, net	7	910,095	899,536
Property, plant and equipment, net	8	77,394	76,382
Goodwill	9	3,402,201	3,095,466
Intangible assets, net	10	1,151,472	1,257,297
Investments in associates and joint ventures	12	24,474	26,894
Other non-current assets	13	75,495	48,777
Non-current financial assets	14	21,557	28,886
Deferred income taxes	15	22,026	14,000
Total non-current assets		5,684,714	5,447,238

Current assets
Inventories	16	152,042	146,406
Trade and other receivables, net	17	757,444	904,248
Other current assets	13	255,288	190,517
Current financial assets	14	10,386	12,273
Income taxes receivable		5,459	3,574
Cash and cash equivalents		261,184	419,118
Total current assets		1,441,803	1,676,136
TOTAL ASSETS		7,126,517	7,123,374

EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Issued capital		174,976	173,992
Share premium		1,651,498	1,717,261
Treasury shares	18	(40,211)	—
Retained earnings		171,065	292,847
Other reserves	18	378,947	15,812
		2,336,275	2,199,912
Non-controlling interests		281,814	403,620
Total equity		2,618,089	2,603,532
Non-current liabilities
Long-term debt, less current portion	20	1,725,738	2,641,260
Deferred income taxes	15	177,296	134,278
Long-term provisions	21	13,038	17,499
Other non-current liabilities	22	57,728	62,098
Non-current financial liabilities	14	60,518	60,600
Total non-current liabilities		2,034,318	2,915,735

Current liabilities
Accounts payable		1,022,194	978,598
Short-term borrowings	20	8,895	851
Other current liabilities	22	356,414	361,740
Current financial liabilities	14	275,019	21,503
Current portion of long-term debt	20	786,878	214,496
Short-term provisions	21	991	1,185
Income taxes payable		23,719	25,734
Total current liabilities		2,474,110	1,604,107
TOTAL EQUITY AND LIABILITIES		7,126,517	7,123,374

GTECH S.P.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

		For the year ended December 31,
(€ thousands)	Notes	2014	2013	2012
Service revenue		2,815,410	2,783,727	2,822,279
Product sales		254,243	279,107	253,406
Total revenue	6	3,069,653	3,062,834	3,075,685

Raw materials, services and other costs	23	1,548,934	1,585,303	1,611,173
Personnel	24	571,618	568,266	539,346
Depreciation	25	249,477	254,599	249,921
Amortization	26	206,336	189,684	185,909
Impairment loss (recovery), net	27	(2,195)	6,058	6,227
Capitalization of internal construction costs - labor and overhead		(100,788)	(100,208)	(100,038)
Unusual expense, net	28	29,242	—	—
		2,502,624	2,503,702	2,492,538

Operating income	6	567,029	559,132	583,147

Interest income		3,658	3,334	2,462
Equity loss, net		(1,514)	(965)	1,015
Other income		4,007	1,131	3,686
Other expense	29	(79,977)	(11,177)	(9,729)
Foreign exchange loss, net		(1,413)	(2,309)	(1,214)
Interest expense	30	(204,211)	(163,074)	(155,364)
		(279,450)	(173,060)	(159,144)

Income before income tax expense		287,579	386,072	424,003
Income tax expense	15	189,970	180,837	158,778
Net income		97,609	205,235	265,225

Attributable to:
Owners of the parent		83,309	175,434	233,136
Non-controlling interests		14,300	29,801	32,089
		97,609	205,235	265,225
Earnings per share/ADRs
Basic — net income attributable to owners of the parent	31	€0.48	€1.01	€1.35
Diluted — net income attributable to owners of the parent	31	€0.48	€1.01	€1.35

GTECH S.P.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
(€ thousands)	Notes	2014	2013	2012
Net income		97,609	205,235	265,225
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Net gain (loss) on translation of foreign operations		368,586	(151,847)	(48,402)
Income tax benefit (expense)		(14,231)	4,719	1,697
		354,355	(147,128)	(46,705)
Net gain (loss) on cash flow hedges	32	3,508	(1,493)	(3,955)
Income tax benefit (expense)		(1,203)	483	365
		2,305	(1,010)	(3,590)
Net gain on hedge of net investment in foreign operation		1,383	466	(446)
Income tax expense		(601)	(137)	174
		782	329	(272)
Net gain on available-for-sale financial investments		2,003	2,957	9
Income tax expense		(574)	(830)	—
		1,429	2,127	9
Share of other comprehensive loss of associate		(550)	—

Net other comprehensive income (loss) that may be reclassified subsequently to profit or loss		358,321	(145,682)	(50,558)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement loss on defined benefit plans		(1,700)	(1,022)	—
Income tax benefit		392	197	—
Net other comprehensive loss that will not be reclassified subsequently to profit or loss		(1,308)	(825)	—
Other comprehensive income (loss) for the year, net of tax		357,013	(146,507)	(50,558)
Total comprehensive income for the year, net of tax		454,622	58,728	214,667

Attributable to:
Owners of the parent		439,617	29,092	183,577
Non-controlling interests		15,005	29,636	31,090
		454,622	58,728	214,667

GTECH S.P.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
(€ thousands)	Notes	2014	2013	2012
Cash flows from operating activities
Income before income tax expense		287,579	386,072	424,003
Adjustments for:
Depreciation	25	249,477	254,599	249,921
Intangibles amortization	26	206,427	189,774	186,001
Interest expense	30	204,211	163,074	155,364
Make-whole paid in connection with the early extinguishment of debt	29	72,999	—	—
Share-based payment expense	34	7,768	8,611	12,349
Disposal of goodwill	9	7,752	—	—
Provisions		(655)	(5,304)	9,141
Impairment loss (recovery), net	27	(2,195)	6,058	6,227
Non-cash foreign exchange (gain) loss, net		(3,081)	938	1,159
Interest income		(3,658)	(3,334)	(2,462)
Other non-cash items		14,288	12,197	7,376
Cash foreign exchange loss, net		4,494	1,372	55
Income tax paid		(161,508)	(170,943)	(193,442)
Cash flows before changes in operating assets and liabilities		883,898	843,114	855,692
Changes in operating assets and liabilities:
Inventories		3,312	14,423	(19,974)
Trade and other receivables		127,234	(108,594)	(143,678)
Accounts payable		(396)	(45,220)	114,899
Other assets and liabilities	40	(33,437)	(7,474)	(43,610)
Net cash flows from operating activities		980,611	696,249	763,329

Cash flows from investing activities
Purchases of systems, equipment and other assets related to contracts		(191,895)	(183,878)	(211,833)
Acquisitions, net of cash acquired		(26,230)	(7,345)	—
Purchases of intangible assets	10	(24,689)	(134,919)	(30,336)
Purchases of property, plant and equipment	8	(7,892)	(10,370)	(10,193)
Interest received		3,791	7,307	5,101
Investment in associate		—	(19,800)	—
Other		8,609	7,434	(4,036)
Net cash flows used in investing activities		(238,306)	(341,571)	(251,297)

Cash flows from financing activities
Principal payments on long-term debt		(1,058,420)	(102,810)	(320,423)
Interest paid		(158,577)	(143,390)	(184,479)
Dividends paid		(130,525)	(125,920)	(122,220)
Make-whole paid in connection with the early extinguishment of debt	29	(72,999)	—	—
Acquisition of non-controlling interest	18	(72,328)	—	—
Return of capital — non-controlling interest	18	(55,163)	(40,087)	(42,562)
Payments on bridge facility		(52,713)	—	—
Treasury shares purchased	18	(40,211)	—	—
Dividends paid — non-controlling interest	18	(33,079)	(34,062)	(32,116)
Capital increase — non-controlling interest	18	6,188	71,973	—
Net proceeds from (repayments of) short-term borrowings		8,079	(170)	(15,218)
Proceeds from financial liabilities	14	47,823	—	—
Proceeds from issuance of long-term debt		737,788	—	501,618
Other		(26,034)	(3,987)	(28,136)
Net cash flows used in financing activities		(900,171)	(378,453)	(243,536)

Net increase (decrease) in cash and cash equivalents		(157,866)	(23,775)	268,496
Effect of exchange rate changes on cash		(68)	(12,869)	(2,838)
Cash and cash equivalents at the beginning of the year		419,118	455,762	190,104
Cash and cash equivalents at the end of the year		261,184	419,118	455,762

GTECH S.P.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2014

	Attributable to owners of the parent
(€ thousands)	Issued Capital (Note 18)	Share Premium	Treasury Shares (Note 18)	Retained Earnings	Other Reserves (Note 18)	Total	Non- Controlling Interests (Note 19)	Total Equity
Balance at January 1, 2014	173,992	1,717,261	—	292,847	15,812	2,199,912	403,620	2,603,532
Net income	—	—	—	83,309	—	83,309	14,300	97,609
Other comprehensive income	—	—	—	—	356,308	356,308	705	357,013
Total comprehensive income	—	—	—	83,309	356,308	439,617	15,005	454,622
Dividends paid (€0.75 per share)	—	(69,296)	—	(61,229)	—	(130,525)	—	(130,525)
Dividends declared	—	—	—	(129,594)	—	(129,594)	—	(129,594)
Treasury shares purchased (2,183,503 shares)	—	—	(40,211)	—	—	(40,211)	—	(40,211)
Share-based payment (Note 34)	—	—	—	—	7,768	7,768	—	7,768
Shares issued upon exercise of stock options	305	3,533	—	—	—	3,838	—	3,838
Return of capital (Note 18)	—	—	—	—	—	—	(55,163)	(55,163)
Dividend distribution (Note 18)	—	—	—	—	—	—	(33,079)	(33,079)
Capital increase (Note 18)	—	—	—	—	—	—	17,457	17,457
Acquisition of non-controlling interest (Note 18)	—	—	—	(9,057)	—	(9,057)	(63,751)	(72,808)
Capital reallocation (Note 18)	—	—	—	2,275	—	2,275	(2,275)	—
Shares issued under stock award plans	679	—	—	—	(679)	—	—	—
Appropriation of 2013 income in accordance with Italian law	—	—	—	(308)	308	—	—	—
Other movements in equity	—	—	—	(7,178)	(570)	(7,748)	—	(7,748)
Balance at December 31, 2014	174,976	1,651,498	(40,211)	171,065	378,947	2,336,275	281,814	2,618,089

GTECH S.P.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2013

	Attributable to owners of the parent					Non-Controlling
(€ thousands)	Issued Capital (Note 18)	Share Premium	Retained Earnings	Other Reserves (Note 18)	Total	Interests (Note 19)	Total Equity
Balance at January 1, 2013	172,455	1,703,923	235,858	155,565	2,267,801	374,464	2,642,265
Net income	—	—	175,434	—	175,434	29,801	205,235
Other comprehensive income (loss)	—	—	1,176	(147,518)	(146,342)	(165)	(146,507)
Total comprehensive income (loss)	—	—	176,610	(147,518)	29,092	29,636	58,728
Dividends paid (€0.73 per share)	—	—	(125,920)	—	(125,920)	—	(125,920)
Return of capital (Note 18)	—	—	—	—	—	(40,087)	(40,087)
Dividend distribution (Note 18)	—	—	—	—	—	(34,062)	(34,062)
Capital increase (Note 18)	—	—	—	—	—	75,009	75,009
Shares issued upon exercise of stock options	1,198	13,338	—	—	14,536	—	14,536
Share-based payment (Note 34)	—	—	—	8,611	8,611	—	8,611
Capital reallocation (Note 18)	—	—	1,740	—	1,740	(1,740)	—
Shares issued under stock award plans	339	—	—	(339)	—	—	—
Appropriation of 2012 income in accordance with Italian law	—	—	(63)	63	—	—	—
Other movements in equity	—	—	4,622	(570)	4,052	400	4,452
Balance at December 31, 2013	173,992	1,717,261	292,847	15,812	2,199,912	403,620	2,603,532

GTECH S.P.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2012

	Attributable to owners of the parent					Non-
(€ thousands)	Issued Capital (Note 18)	Share Premium	Retained Earnings	Other Reserves (Note 18)	Total	Controlling Interests (Note 19)	Total Equity
Balance at January 1, 2012	172,141	1,702,688	118,726	193,531	2,187,086	422,069	2,609,155
Net income	—	—	233,136	—	233,136	32,089	265,225
Other comprehensive loss	—	—	—	(49,559)	(49,559)	(999)	(50,558)
Total comprehensive income (loss)	—	—	233,136	(49,559)	183,577	31,090	214,667
Dividend distribution (€0.71 per share)	—	—	(122,220)	—	(122,220)	—	(122,220)
Return of capital (Note 18)	—	—	—	—	—	(42,562)	(42,562)
Dividend distribution (Note 18)	—	—	—	—	—	(32,116)	(32,116)
Share-based payment (Note 34)	—	—	—	12,349	12,349	—	12,349
Shares issued upon exercise of stock options	95	1,235	—	—	1,330	—	1,330
Capital reallocation - Northstar Lottery Group, LLC (Note 18)	—	—	4,032	—	4,032	(4,032)	—
Shares issued under stock award plans	219	—	—	(219)	—	—	—
Appropriation of 2011 income in accordance with Italian law	—	—	(25)	25	—	—	—
Other movements in equity	—	—	2,209	(562)	1,647	15	1,662
Balance at December 31, 2012	172,455	1,703,923	235,858	155,565	2,267,801	374,464	2,642,265

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.              Corporate information

GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets.  When used in these notes, unless otherwise specified or the context otherwise indicates, all references to the terms “GTECH,” “we,” “us,” “our,” and the “Company” refer to GTECH S.p.A., the parent entity, and all entities included in our consolidated financial statements.

We operate and provide a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting, and interactive gaming.  We also provide high-volume processing of commercial transactions.  Our state-of-the-art information technology platforms and software enable distribution through land-based systems, Internet and mobile devices.  Our principal activities are described in Note 6.

GTECH is a joint stock company incorporated and domiciled in the Republic of Italy, and its registered office is located at Viale del Campo Boario, Rome, Italy.  GTECH is majority owned by De Agostini S.p.A., a century-old publishing, media, and financial services company and has been listed on the Italian Stock Exchange managed by Borsa Italiana S.p.A. under the trading symbol “GTK” until April 2, 2015.  GTECH has a Sponsored Level 1 American Depository Receipt (ADR) program listed on the United States over the counter market under the trading symbol “GTKYY”.

The consolidated financial statements for the year ended December 31, 2014 were approved for issuance in accordance with a resolution of the Board of Directors on May 12, 2015.

2.              Adoption of new and revised International Financial Reporting Standards

The Company’s accounting policies adopted in the preparation of the 2014 consolidated financial statements are consistent with those of the previous financial year except for:

•                  The adoption of new amendments and interpretation effective as of January 1, 2014 as described below; and

•                  Starting from the preparation of the unaudited interim condensed consolidated income statement for the three months ended September 30, 2014, the Company has presented “Unusual expense, net” as a separate line item on the consolidated income statement.  Unusual items recorded within this line item include transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses.  Such items are classified as unusual as they are only incidentally related to GTECH’s ordinary activities, are not expected to occur frequently, and hinder comparability of GTECH’s period over period performance.  Due to the significance and magnitude of these items, the Company believes that separate identification of this line item allows the users of the consolidated financial statements to take them into appropriate consideration when analyzing GTECH’s performance and assists them in understanding GTECH’s financial performance year over year.  In the preparation of the unaudited interim condensed consolidated income statement for the nine months ended September 30, 2014, certain transaction costs related to the acquisition of IGT were reclassified into this line item compared to those previously disclosed in the unaudited interim condensed consolidated income statement for the six months ended June 30, 2014.  Transaction costs from October 1, 2014 forward were recorded directly to “Unusual expense, net” in our consolidated income statement.

Adoption of new amendments and interpretation

The nature and the impact of each new amendment and interpretation are described below.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements.  These amendments have no impact on the Company, since none of the entities in the Company qualifies to be an investment entity under IFRS 10.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right of set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting.  These amendments have no impact on the Company.

Recoverable Amount Disclosures for Non-Financial Assets — Amendments to IAS 36

These amendments require disclosure of the recoverable amounts for the assets or cash-generating units for which an impairment loss has been recognized or reversed during the period.  These amendments affect disclosures only and have no impact on the Company.

Novation of Derivatives and Continuation of Hedge Accounting — Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria.  The amendments have no impact on the Company.

IFRIC Interpretation 21 Levies

IFRIC Interpretation 21 is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards and fines or other penalties for breaches of legislation.  The interpretation clarifies that an entity recognizes a liability for a levy no earlier than when the activity that triggers payment, as identified by the relevant legislation, occurs (except if lower than a specified minimum threshold).  The interpretation has no impact on the Company.

IFRS 13 Fair Value Measurement — This amendment, issued as part of the annual improvements to IFRSs issued in December 2013, clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial.  This amendment has no impact on the Company.

3.              Significant accounting policies

3.1                   Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with IFRS as adopted by the International Accounting Standards Board (IASB).

3.2                   Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss, derivative financial instruments and available-for-sale financial investments that have been measured at fair value.  The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships.  The consolidated financial statements are presented in euros and all values are rounded to the nearest thousand (€000) (except share and per share data) unless otherwise indicated.

Format of the consolidated financial statements

The Company presents assets and liabilities in its statement of financial position based on a current/non-current classification.  An asset is current when it is:

•                  Expected to be realized or intended to be sold or consumed in a normal operating cycle;

•                  Held primarily for the purpose of trading;

•                  Expected to be realized within twelve months after the reporting period, or;

•                  Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A liability is current when:

•                  It is expected to be settled in the normal operating cycle;

•                  It is held primarily for the purpose of trading;

•                  It is due to be settled within twelve months after the reporting period, or;

•                  There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

The consolidated income statements are presented using a classification based on the nature of expenses, rather than based on their function of expense, as management believes this presentation provides information that is more relevant.

The consolidated statements of changes in equity include only details of transactions with owners, with non-owner changes in equity presented separately.  Comprehensive income is presented in two statements; a separate consolidated income statement and consolidated statement of comprehensive income.

The consolidated statements of cash flows are presented using the indirect method.

The consolidated financial statements provide comparative information in respect of the previous period.  In addition, the Company presents an additional statement of financial position at the beginning of the earliest period presented when there is a material retrospective application of an accounting policy, a material retrospective restatement, or a material reclassification of items in its financial statements.

The Company’s principal accounting policies are described below.

3.3                   Basis of consolidation

The consolidated financial statements include the financial statements of GTECH and its subsidiaries as of December 31, 2014.  Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  Specifically, the Company controls an investee if and only if the Company has:

•                  Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

•                  Exposure, or rights, to variable returns from its involvement with the investee, and;

•                  The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights result in control.  To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•                  The contractual arrangement with the other vote holders of the investee

•                  Rights arising from other contractual arrangements

•                  The Company’s voting rights and potential voting rights

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.  Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.  Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.  When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.  All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.  If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity while any resulting gain or loss is recognized in profit or loss.  Any investment retained is recognized at fair value.

3.4                   Business combinations

Business combinations are accounted for using the acquisition method.  The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree.  For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.  Acquisition-related costs are expensed as incurred and included in unusual expense, net in our consolidated income statement.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date.  This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.  Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in profit or loss or as a change to other comprehensive income.  If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.  Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

3.5                   Systems, equipment and other assets related to contracts, net and property, plant and equipment, net

The Company has two principle types of fixed assets (collectively, “Fixed Assets”):

•                  Systems, equipment and other assets relating to contracts

•                 Property, plant and equipment

Systems, equipment and other assets relating to contracts are assets that primarily support our Operating Contracts and Facilities Management Contracts.

Property, plant and equipment are assets used internally by the Company primarily in manufacturing, selling, general and administration, research and development and commercial service applications not associated with contracts.

Fixed Assets are stated at cost, net of accumulated depreciation and accumulated impairment loss, if any.  The cost, excluding land, is depreciated over the estimated useful life of the assets using the straight-line method.

The estimated useful lives for systems, equipment and other assets related to contracts depends on the type of cost which is comprised of two categories:

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•                  Hard costs (for example: terminals, mainframe computers, communications equipment) and;

•                  Soft costs (for example: software development).

Hard costs are depreciated over the base term of the contract plus extension years as defined in the contract but generally not to exceed 10 years.  Soft costs are depreciated over the base term of the contract, but generally not to exceed 10 years.

The estimated useful lives for property plant and equipment are generally 40 years for buildings and five to 10 years for furniture and equipment.

Repair and maintenance costs are recognized in the income statement as incurred.

The Fixed Assets carrying values are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Fixed Assets are derecognized upon disposal or when no future economic benefits are expected from the assets’ use or disposal.  Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.  The residual values, useful lives and methods of depreciation are reviewed, at a minimum, at each financial year end and adjusted prospectively if appropriate.

3.6                   Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed.  If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date.  If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.  For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal.  Goodwill disposed in this circumstance is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

3.7                   Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost.  The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment loss, if any.  Internally generated intangible assets, which do not meet the criteria for capitalization, are recognized in the income statement in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite.  Intangible assets with finite lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least annually, during the fourth quarter ending on December 31.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.  Amortization expense on intangible assets with finite lives is recorded in our consolidated income statement.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, as of December 31, either individually or at the cash generating unit level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.  The assessment of indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable.  If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognized.

3.8                   Investments in associates and joint ventures

An associate is an entity over which the Company has significant influence.  Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture.  Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries.

The Company’s investments in its associates and joint ventures are accounted for using the equity method.  Under the equity method, the investment in an associate or a joint venture is initially recognized at cost.  The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate or joint venture since the acquisition date.  Goodwill relating to the associate or joint venture is included in the carrying amount of the investment and is not tested for impairment individually.

The income statement reflects the Company’s share of the results of operations of the associate or joint venture.  Any change in other comprehensive income of those investees is presented as part of the Company’s other comprehensive income.  Where there has been a change recognized directly in the equity of the associate or joint venture, the Company recognizes its share of any changes, when applicable, in the statement of changes in equity.  Unrealized gains and losses resulting from transactions between the Company and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The Company’s share of profit or loss of an associate and a joint venture is included in equity income (loss) in the income statement and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate or joint venture.

The financial statements of the associate or joint venture is prepared for the same reporting period as the Company.  Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture.  At each reporting date, the Company determines whether there is objective evidence that the investment in the associate or joint venture is impaired.  If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value and recognizes the loss in the income statement.

Upon loss of significant influence over the associate or joint control over the joint venture, the Company measures and recognizes any remaining investment at its fair value.  Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the remaining investment and proceeds from disposal is recognized in the income statement.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.9                   Interests in joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.  Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

When a company entity undertakes its activities under joint operations, the Company as a joint operator recognizes in relation to its interest in a joint operation its:

•                  Assets, including its share of any assets held jointly

•                  Liabilities, including its share of any liabilities incurred jointly

•                  Revenue from the sale of its share of the output arising from the joint operation

•                  Share of the revenue from the sale of the output by the joint operation

•                  Expense, including its share of any expenses incurred jointly

The Company accounts for the assets, liabilities, revenues and expense relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

3.10            Inventories

Inventories are valued at the lower of cost (under the first in, first out method or specific cost basis as considered necessary in the specific circumstances) or net realizable value.  Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.  Inventories include amounts related to product sales contracts, including product sales under long-term contracts.

3.11            Trade and other receivables

Trade accounts receivable are reported net of allowances for doubtful accounts and liquidated damages (penalties incurred due to a failure to meet specified deadlines or performance standards).  Allowances for doubtful accounts are generally recorded when there is objective evidence that we may not be able to collect the related receivables.  Uncollectible receivables are written off when all reasonable collection efforts have been exhausted and it is determined that there is minimal chance of any kind of recovery.  Allowances for liquidated damages are generally recorded when they are probable and estimable.  Short-term receivables are not discounted because the effect of discounting cash flows is not material.

3.12            Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position are comprised of cash at banks and on hand and short-term, highly liquid investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

3.13           Non-current assets held for distribution to equity holders of the parent and discontinued operations

The Company classifies non-current assets and disposal groups as held for distribution to equity holders of the parent if their carrying amounts will be recovered principally through a distribution rather than through continuing use.  Non-current assets and disposal groups classified as held for distribution are measured at the lower of their carrying amount and fair value less costs to sell or to distribute.  Costs to distribute are the incremental costs directly attributable to the distribution, excluding the finance costs and income tax expense.

The criteria for held for distribution classification is regarded as met only when the distribution is highly probable and the asset or disposal group is available for immediate distribution in its present condition.  Actions required to complete the distribution should indicate that it is unlikely that significant changes to the distribution will be made or that the distribution will be withdrawn.  Management must be committed to the distribution expected within one year from the date of classification.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for distribution.

Assets and liabilities classified as held for distribution are presented separately as current items in the statement of financial position.

3.14            Leases

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at the inception date and whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

A lease is classified at the inception date as a finance lease or an operating lease.

Finance leases

A lease that transfers substantially all the risks and rewards incidental to ownership to the Company is classified as a finance lease.  Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments.  Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognized in the income statement.

Leased assets are depreciated over the useful life of the asset.  However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating leases

Operating lease payments are recognized as an expense in the consolidated income statement on a straight line basis over the lease term.

3.15            Financial instruments — initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

a)             Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.  All financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

The Company’s financial assets include cash and cash equivalents, trade and other receivables, loans and other receivables, available-for-sale financial investments, and derivative financial instruments.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, which is the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•                  Financial assets at fair value through profit or loss;

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•                  Loans and receivables;

•                  Held-to-maturity investments; and

•                  Available-for-sale financial investments.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.  Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.  Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.  Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest method, less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method.  The effective interest method amortization and losses arising from impairment are recognized in the consolidated income statement.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold them to maturity.  After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method, less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method.  The effective interest method amortization and losses arising from impairment are recognized in the consolidated income statement.  The Company did not have any held-to-maturity investments during the years ended December 31, 2014 and 2013.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities.  Equity investments classified as available-for-sale are those that are neither classified as held for trading nor designated at fair value through profit or loss.  Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the net unrealized gain/(loss) reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in the income statement, or determined to be impaired, at which time the cumulative loss is recognized in the income statement and removed from the net unrealized gain/(loss) reserve.  Interest earned while holding available-for-sale financial investments is reported as interest income using the effective interest method.

The Company evaluates whether the ability and intention to sell its available-for-sale financial investments in the near term is still appropriate.  When, in rare circumstances, the Company is unable to trade these financial assets due to inactive markets, the Company may elect to reclassify these financial assets if management has the ability and intention to hold the assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the effective interest method.  Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the effective interest method.  If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the income statement.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (that is, removed from the Company’s consolidated statement of financial position) when:

•                  The rights to receive cash flows from the asset have expired; or

•                  The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass through” arrangement; and either

(a)                     the Company has transferred substantially all the risks and rewards of the asset; or

(b)                     the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership.  When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of the Company’s continuing involvement.  In that case, the Company also recognizes an associated liability.  The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to pay.

b)             Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired.  An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.  Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant.  If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.  Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be recognized, are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred).  The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the income statement.  Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.  Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company.  If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.  If a write-off is later recovered, the recovery is recorded in the income statement.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Available-for-sale financial investments

For available-for-sale financial investments, the Company assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.  ‘Significant’ is evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost.  When there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement, is removed from other comprehensive income and recognized in the income statement.  Impairment loss on equity investments is not reversed through the income statement; increases in their fair value after impairment are recognized in other comprehensive income.

The determination of what is “significant” or “prolonged” requires judgment.  In making this judgment, the Company evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost.  However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement.

Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.  The interest income is recognized in the income statement.  If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

c)              Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include accounts and other payables, loans and borrowings including bank overdrafts, financial guarantee contracts, finance lease obligations, loan guarantees, and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

•                  Financial liabilities at fair value through profit or loss; or

•                  Loans and borrowings

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.  Financial liabilities are classified as held for trading if they are acquired for the purpose of repurchasing in the near term.  This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39.  Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.  Gains or losses on liabilities held for trading are recognized in the income statement.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial liabilities designated upon initial recognition at fair value through profit and loss are designated at the initial date of recognition, and only if the criteria of IAS 39 are satisfied.  The Company has not designated any financial liability as at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.  Gains and losses are recognized in the consolidated income statement when the liabilities are derecognized as well as through the effective interest method amortization process.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method.  The effective interest method amortization is included in interest expense in the consolidated income statement.

Financial guarantee contracts

Financial guarantee contracts issued by the Company are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument.  Financial guarantee contracts are recognized initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee.  Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized less cumulative amortization.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.  When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.  The difference in the respective carrying amounts is recognized in the income statement.

d)             Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

e)              Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Company uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its foreign currency risks and interest rate risks, respectively.  Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value.  Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the income statement, except for the effective portion of cash flow hedges and hedges of a net investment in a foreign operation, which are recognized in other comprehensive income and later reclassified to profit or loss when the hedge item affects profit or loss.

For the purpose of hedge accounting, derivatives are classified as:

•                  Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (except for foreign currency risk); or

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•                  Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or

•                  Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.  The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.  Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in the income statement.  The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying value of the hedged item and is also recognized in the income statement.

For fair value hedges relating to items carried at amortized cost, any adjustment to the carrying value is amortized through the income statement over the remaining term of the hedge using the effective interest method.  Effective interest rate amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedge item is derecognized, the unamortized fair value is recognized immediately in the income statement.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in the income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income in the net unrealized gain/(loss) reserve, while any ineffective portion is recognized immediately in the income statement.

Amounts recognized as other comprehensive income are transferred to the income statement when the hedged transaction affects income or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.  Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognized in other comprehensive income remains separately in equity until the forecast transaction occurs or the foreign currency firm commitment is met.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges.  Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized as other comprehensive income while any gains or losses relating to the ineffective portion are recognized in the income statement.  On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the income statement.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.16            Fair value measurement

The Company measures financial assets at fair value through profit or loss, derivative financial instruments, and available-for-sale financial investments at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•                  In the principal market for the asset or liability, or

•                  In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•                  Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•                  Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•                  Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

3.17            Treasury shares

GTECH’s equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity.  No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments.  If reissued, any difference between the carrying amount and the consideration is recognized in other reserves.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.18            Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  When the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.  The expense relating to a provision is presented in the consolidated income statement net of any reimbursement.

Warranty provisions

Provisions for warranty-related costs are recognized when the product is sold or service is provided to the customer.  Initial recognition is based on historical experience.  The initial estimate of warranty-related costs is revised annually.

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at its fair value.  Subsequently, it is measured at the higher of the amount that would be recognized in accordance with the requirements for provisions above or the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with the requirements for revenue recognition.

3.19            Revenue recognition

Revenue is recognized to the extent that it is probable the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts.  Specific recognition criteria must also be met before revenue is recognized as discussed below.

We generally conduct our business under three types of contractual arrangements: Operating Contracts, Facilities Management Contracts and Product Sale Contracts.

Operating contracts

Certain of our revenue, primarily revenue from our Italy segment, are derived from operating contracts.  Under operating contracts, we manage all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game.  We also provide sports pools and sports betting services.  Under sports pools arrangements, we manage the sports pool whereby the sports pool prizes are divided among those players who select the correct outcome.  There are no odds involved in sports pools and each winner’s payoff depends on the number of players and the size of the pool.  We also set odds and assume risks under fixed odds sports betting contracts.

Fees earned under operating contracts are recognized as revenue in the period earned and are classified as service revenue in our consolidated income statement when all of the following criteria are met:

•                  The amount of revenue can be measured reliably

•                  It is probable that the economic benefits associated with the transaction will flow to the Company

•                  The stage of completion of the transaction at the end of the reporting period can be measured reliably

•                  The costs incurred for the transaction and the costs to complete the transaction can be measured reliably

Under sports pools arrangements, we collect the wagers, pay prizes, pay a percentage fee to retailers, withhold our fee, and remit the balance to the respective regulatory agency.  We assume no risk associated with sports pool wagering.  We record revenue net of prize payouts, taxes, retailer commissions and remittances to state authorities, because we are acting as an agent to the authorities.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In sports betting contracts, we establish and assume the risks related to the odds.  Under fixed odds betting, the potential payout is fixed at the time bets are placed and we bear the risk of odds setting.  We are responsible for collecting the wagers, paying prizes, and paying fees to retailers.  We retain the remaining cash as profits.  Under these arrangements, we record revenue net, calculated as total wagers less the estimated payout for prizes, because the betting contract is considered a derivative and is required to be recorded at fair value.  Taxes and retailer commissions are shown as expenses.

Facilities management contracts

Under facilities management contracts, we construct, install, operate and retain ownership of the online system.  These contracts generally provide for a variable amount of monthly or weekly service fees paid to us directly from our customer based on a percentage of sales or net machine income.

Fees earned under facilities management contracts are recognized as revenue in the period earned, throughout the service period, and are classified as service revenue in our consolidated income statement when all of the following criteria are met:

•                  The amount of revenue can be measured reliably

•                  It is probable that the economic benefits associated with the transaction will flow to the Company

•                  The stage of completion of the transaction at the end of the reporting period can be measured reliably

•                  The costs incurred for the transaction and the costs to complete the transaction can be measured reliably

Product sale contracts

Under multiple element product sales contracts, we generally construct, sell, deliver and install a turnkey system or deliver equipment, and license the computer software for a fixed price, and our customer subsequently operates the system.  Product sale contracts generally include customer acceptance provisions and general customer rights to terminate the contract if we are in breach of the contract.

Because product sales contracts include significant customization, modification and other services prior to customer acceptance that are considered essential to the functionality of the software inherent in our systems, revenue is recognized using contract accounting upon customer acceptance as long as the cost to deliver remaining obligations or elements to the customer can be reasonably estimated.  Upon revenue recognition, sufficient revenue is deferred associated with estimated costs to deliver any remaining elements to the customer.  Multiple elements are generally recorded as a single unit of accounting at an overall blended margin.  Customer acceptance milestones typically coincide with phases of delivery resulting in a percentage of completion recognition of product sales revenues.  Amounts due to us and costs incurred by us in constructing the system prior to customer acceptance are deferred.  We recognize losses, if any, on contracts when the amount of the loss is probable and determinable.  Revenue attributable to the system is classified as product sales in our consolidated income statement and is recognized upon customer acceptance as long as there are no substantial doubts regarding collectibility.

In transactions subject to contract accounting, revenues attributable to any ongoing services (such as post contract support) provided subsequent to customer acceptance are classified as service revenue in our consolidated income statement in the period earned.

In certain product sale contracts (primarily the stand alone sale of lottery or video lottery terminals and software deliverables that do not involve significant customization of software) where we are not responsible for installation, we recognize revenue when all of the following criteria are met:

•                  The Company has transferred to the buyer the significant risks and rewards of ownership of the goods

•                  The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

•                  The amount of revenue can be measured reliably

•                  It is probable that the economic benefits associated with the transaction will flow to the Company

•                  The costs incurred or to be incurred in respect of the transaction can be measured reliably

In instances where customer acceptance of the product is required, revenue is deferred until any acceptance criteria have been met.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Our typical payment terms under product sale contracts include customer progress payments based on specific contract milestones with final payment due on or shortly after customer acceptance.  In those cases where we provide extended payment terms to our customer, we consider the standard business environment of the customer and industry to determine if extended payment terms are a common practice.  While extended payment terms are not our typical profile, terms that extend substantially beyond the date the product is delivered, may result in the necessity to defer revenue.  In such cases, we conclude that it is not probable that the economic benefits associated with the transaction will flow to the Company.  In other cases where it is an industry practice to provide extended payment terms, we consider the impact of the extended payment terms on the ability to reliably measure revenue and costs due to the time value of money, credit risk associated with the extended payment terms, the potential for fee reductions, and the risk of future concessions.  Depending on these considerations, revenue recognition for transactions with extended payment terms may be permitted whereby the revenue is recorded at a discount to take into consideration the time value of money.

Non-lottery commercial transaction processing services

We offer high-volume transaction processing services outside of our core market of providing online lottery services that consist of the acquiring, processing and transmission of commercial non-lottery transactions.  Such transactions include bill payments, electronic tax payments, utility payments, prepaid cellular telephone recharges and retail-based programs.

We earn a fee for processing commercial non-lottery transactions that is transaction-based (a fixed fee per transaction or a fee based on a percentage of monetary volume processed).  We recognize these fees as service revenue at the time a transaction is processed based on the net amount retained.

Deferred revenue and liquidated damage assessments

Amounts received from customers in advance of revenue recognition are recorded in other current liabilities in our consolidated statements of financial position.  We generally record liquidated damage assessments, which are penalties incurred due to a failure to meet specified deadlines or performance standards, as a reduction of revenue in the period they become probable and estimable.

Interest income

Revenue is recognized as interest accrues using the effective interest rate.

3.20            Foreign currency translation

The Company’s consolidated financial statements are presented in euros, which is the Company’s functional and presentation currency.  Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized by the Company entities at their respective functional currency rates prevailing at the date of the transaction.  At the end of each reporting period, foreign currency monetary items are retranslated at the functional currency spot exchange rate in effect at the reporting date.  The resulting foreign currency exchange differences are recorded in our consolidated income statement with the exception of differences that arise on monetary items that provide an effective hedge for a net investment in a foreign operation (such as intragroup loans where settlement is neither planned nor likely to occur in the foreseeable future).  These are recognized in other comprehensive income until the disposal of the net investment, at which time they are recognized in the income statement.  Tax charges and credits attributable to exchange differences on those monetary items are also recorded in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Foreign operations

The assets and liabilities of foreign operations are translated into euros at the rate of exchange prevailing at the reporting date and their income statements are translated at average exchange rates for the period.  The exchange differences arising on the translation are recognized in other comprehensive income.  On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the income statement.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

3.21            Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated income statement.  Management periodically evaluates positions taken in the income tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable income will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

•                  When the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and

•                  In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilized.  Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will allow the deferred income tax asset to be recovered.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•                  When the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•                  In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax relating to items recognized outside income or loss is recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances change.  The adjustment is either treated as a reduction to goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in the income statement.

3.22            Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired.  If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount.  An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.  When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  In determining fair value less costs of disposal, recent market transactions are taken into account.  If no such transactions can be identified, an appropriate valuation model is used.  These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

For goodwill and indefinite lived intangible assets, the Company bases its impairment calculation on detailed budgets and forecasts that are prepared separately for each of the Company’s CGUs to which the individual assets are allocated.  These budgets and forecasts generally cover a period of five years (the “base period”).  For periods beyond the base period, a long- term growth rate is applied to project future cash flows.

For assets excluding goodwill and indefinite lived intangible assets, an assessment is made at each reporting date to determine whether there is an indication that a previously recognized impairment loss no longer exists or has decreased.  If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.  The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

Impairment loss is recorded in the consolidated income statement.

The following criteria are also applied in assessing impairment of goodwill and indefinite lived intangible assets:

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Goodwill

Goodwill is tested for impairment annually, as of December 31, and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates.  Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized.  Impairment loss relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, as of December 31, either individually or at the cash generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

3.23            Share-based payments

Employees of the Company may receive remuneration in the form of share-based payments, whereby employees render services in consideration for equity instruments (equity-settled transactions).  The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using a binomial model.

The cost of equity-settled transactions is recognized, together with a corresponding increase in the share-based payment reserve in equity, over the period in which the performance and/or service conditions are fulfilled.  The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.  The income statement expense or credit for a period represents the movement in cumulative expense recognized as of the beginning and end of that period and is recognized in personnel expense in the consolidated income statement.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met.  An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

3.24            Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets.  All other borrowing costs are expensed in the period incurred.  Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

3.25            Research and development costs

Research costs are expensed as incurred.  Development expenditures on an individual project are recognized as an asset when the Company can demonstrate:

•                  The technical feasibility of completing the asset so that it will be available for use or sale;

•                  Its intention to complete and its ability to use or sell the asset;

•                  How the asset will generate future economic benefits;

•                  The availability of resources to complete the asset;

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•                  The ability to measure reliably the expenditure during the development; and

•                  The ability to use the intangible asset generated.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment loss.  Amortization of the asset begins when development is complete and the asset is available for use and is amortized over the period of expected future benefit.  The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use or more frequently when an indication of impairment arises during the year.

3.26            Post employment benefits

The Company has a defined benefit plan (staff severance fund) to provide certain post employment benefits to Italian employees following termination from the Company.  Italian employees may choose to participate in an unfunded plan within the Company or transfer their plan balance to independent external funds.  These benefits are funded only to the extent paid to the external funds.  The cost of providing benefits under the plan, for those employees that participate in the unfunded plan within the Company, is determined using the projected unit credit actuarial valuation method.  The cost of providing benefits for those employees that choose to transfer their plan to independent external funds are considered as defined contributions and are accrued as the employees render the related service.

Remeasurements, comprised of actuarial gains and losses, are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through other comprehensive income in the period in which they occur.  Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized in profit or loss on the earlier of:

•                  The date of the plan amendment or curtailment, and

•                  The date that the Company recognizes restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset.  The Company recognizes the following changes in the net defined benefit obligation in personnel costs in the consolidated statement of income:

•                  Service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements; and

•                  Net interest expense or income.

3.27            Cash dividend and non-cash distribution to equity holders of the parent

The Company recognizes a liability to make cash or non-cash distributions to equity holders of the parent when the distribution is authorized and the distribution is no longer at the discretion of the Company.  A distribution is authorized when it is approved by the Board of Directors.  A corresponding amount is recognized directly in equity.

Non-cash distributions are measured at the fair value of the assets to be distributed with fair value re-measurement recognized directly in equity.

Upon distribution of non-cash assets, any difference between the carrying amount of the liability and the carrying amount of the assets distributed is recognized in the income statement.

4.              Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities.  Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Judgments

In the process of applying the Company’s accounting policies, management has made the following judgment that has the most significant effect on the amounts recognized in the consolidated financial statements.

Finance and operating lease commitments

The Company leases the GTECH Corporation world headquarters facility (land and building) in Providence, Rhode Island, USA.  The Company determined that the present value of the future minimum lease payments for the building amounted to substantially all of the fair value relating to the Company’s portion of the building and therefore accounts for its portion of the building as a finance lease.  The Company also determined that since title to the land will never transfer to the Company, the land is accounted for as an operating lease.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.  The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared.  Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company.  Such changes are reflected in the assumptions when they occur.

Impairment of Systems, Equipment and Other Assets Related to Contracts

The carrying values of systems, equipment and other assets related to contracts are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.  This requires management to make an estimate of the expected future cash flows from the assets and also to choose a suitable discount rate in order to calculate the present value of those cash flows.  The carrying amount of systems, equipment and other assets related to contracts at December 31, 2014 and December 31, 2013 was €910.1 million and €899.5 million, respectively.  We recorded impairments of systems, equipment and other assets related to contracts of €0.7 million and €6.3 million in 2014 and 2013, respectively.  Further details are provided in Note 7.

Impairment of Goodwill

The Company determines whether goodwill is impaired at least on an annual basis.  This requires an estimation of the “fair value less costs of disposal” of the cash-generating units to which the goodwill is allocated.  Goodwill is tested at the level at which management monitors goodwill.  Estimating a fair value less costs of disposal amount requires management to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.  The carrying amount of goodwill at December 31, 2014 and December 31, 2013 was €3.4 billion and €3.1 billion, respectively.  There were no goodwill impairment charges recorded in 2014 or 2013.  Further details are provided in Note 9.

Impairment of Intangible Assets

The Company determines whether intangible assets with definite or indefinite useful lives are impaired at least on an annual basis.  This requires management to make an estimate of the expected future cash flows from the assets and also to choose a suitable discount rate in order to calculate the present value of those cash flows.  The carrying amount of intangible assets at December 31, 2014 and December 31, 2013 was €1.2 billion and €1.3 billion, respectively.  We recorded an impairment recovery of €2.4 million and an impairment charge of €2.6 million, in 2014 and 2013, respectively.  Further details are provided in Note 10.

Litigation provisions

Due to the nature of its business, the Company is involved in a number of legal, regulatory and arbitration proceedings regarding, among other matters, claims by and against it as well as injunctions by third parties arising out of the ordinary course of its business and is subject to investigations and compliance inquiries related to its ongoing operations.  The outcome of these proceedings and similar future proceedings cannot be predicted with certainty.  It is difficult to accurately estimate the outcome of any proceeding.  As such, the amounts of the Company’s provision for litigation risk, which has been accrued on the basis of assessments made by external counsel, could vary significantly from the amounts the Company would ultimately pay in any such proceeding.  In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require the Company to pay substantial monetary damages or penalties and/or incur costs which may exceed any provision for litigation

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

risks or, under certain circumstances, cause the termination or revocation of the relevant concession, license or authorization and thereby have a material adverse effect on the Company’s results of operations, business, financial condition or prospects.  At December 31, 2014 and December 31, 2013, provisions for litigation matters amounted to €5.6 million and €8.5 million, respectively.  Further details are provided in Note 41.

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments on the date they are granted.  Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant, and incorporates assumptions to the valuation model inputs, including the expected life of the option, volatility, dividend yield and risk-free interest rate.  We recorded share-based payment expense of €7.8 million, €8.6 million and €12.3 million in 2014, 2013 and 2012, respectively.  The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 34.

Minimum profit level guarantees

We have three contracts where we have provided customers with minimum profit level guarantees as summarized below.  Our estimates of liabilities for minimum profit level guarantees take into consideration contract terms and financial information provided by our customers, the availability and timing of which could significantly impact our estimates.  At the inception of the contract, we estimate whether we expect to incur an obligation for the minimum profit level guarantee during the term of the contract.  In the event a liability for the obligation is required, we record a liability based on our estimate with an offsetting asset as we consider it to be a cost incurred directly related to the future benefits of the contract.  We amortize the asset over the contract term as a reduction of service revenue.  In situations where the Company and the customer have not agreed to the methodology for calculating the minimum profit level guarantee, the Company continues to adjust the estimated liability with an offset to the asset until the Company and the customer reach a mutual understanding on the methodology.  Any difference between the liability recorded and the actual amount owed to the customer is recorded as an adjustment to service revenue in the period when such difference becomes probable.

Northstar

In January 2011, Northstar Lottery Group, LLC (“Northstar”), a consortium in which GTECH Corporation holds an 80% controlling interest, entered into a ten-year lottery management services contract (the “Illinois Contract”), subject to early termination provisions, with the State of Illinois, acting through the Department of the Lottery (as the statutory successor to the Department of Revenue, Lottery Division) (the “State of Illinois”).  Under the Illinois Contract, Northstar, subject to the State of Illinois’s oversight, manages the day-to-day operations of the lottery and its core functions.  Northstar guaranteed the State of Illinois a minimum profit level for each fiscal year of the Illinois contract, commencing with the State of Illinois’s fiscal year ended June 30, 2012.  The amounts guaranteed and therefore owed by Northstar as shortfall payments under the Illinois Contract were in dispute.

In August 2014, the Illinois Governor’s Office directed the State of Illinois to end its relationship with Northstar, and in December 2014, the Illinois Contract was terminated pursuant to a termination agreement between Northstar, GTECH Corporation, Scientific Games International, Inc. (“SGI”), and the State of Illinois.  Northstar will continue to provide lottery management services in Illinois for a transitional period, as outlined in the termination agreement.  GTECH Corporation will retain its separate facilities management contract through June 30, 2021.  Over one month after its execution by the Governor of Illinois and the State of Illinois, the Illinois Attorney General notified the State of Illinois that it “disapproves” of the “proposed” termination agreement.  Relying on the Attorney General’s “disapproval,” the Governor’s Office informed Northstar that it believed the termination agreement was invalid and unenforceable and therefore the Illinois Contract remained in effect.  Both Northstar and GTECH Corporation believe that the termination agreement is valid and binding on the parties.

As part of the December 2014 global settlement of disputes in the termination agreement between Northstar, GTECH Corporation, SGI, and the State of Illinois, the shortfall payments Northstar is required to make in relation to its obligation to guarantee minimum profit levels under the Illinois Contract for the fiscal years 2012, 2013 and 2014 have been agreed upon and settled for $21.8 million, $38.6 million and $37.1 million, respectively.  No further cash impact will result from this shortfall payments final determination.  Northstar will not be responsible for the payment of any other shortfall payment, nor will it be entitled to receive any incentive compensation, for all or any portion of fiscal year 2015, or any subsequent fiscal year.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Included in non-current assets on our consolidated statement of financial position at December 31, 2014 is €56.1 million related to the minimum revenue guarantee which we are amortizing against service revenue over its estimated useful life.

GTECH Indiana

In October 2012, GTECH Indiana, LLC (“GTECH Indiana”), a wholly-owned subsidiary of GTECH Corporation, entered into a 15-year contract with the State Lottery Commission of Indiana (the “State of Indiana”) whereby GTECH Indiana manages the day-to-day operations of the lottery and its core functions, subject to the State of Indiana’s control over all significant business decisions.  GTECH Indiana guaranteed the State of Indiana a minimum profit level in each year of the contract, commencing with the contract year ending June 30, 2014.  We recorded $17.6 million (€13.9 million) as a reduction of service revenue related to the minimum profit level guarantee in 2014 for the State of Indiana’s fiscal years ending June 30, 2014 and June 30, 2015, of which $1.6 million was settled and related to the State of Indiana’s fiscal year ending June 30, 2014.

Northstar New Jersey

In June 2013, Northstar New Jersey Lottery Group, LLC (“Northstar NJ”), a consolidated joint venture in which GTECH Corporation indirectly holds an approximate 41% interest, entered into a contract with the State of New Jersey (the “State of New Jersey”), Department of the Treasury, Division of Purchase and Property and Division of Lottery (the “New Jersey Lottery”) whereby Northstar NJ manages a wide range of the New Jersey Lottery’s marketing, sales, and related functions, which is subject to the New Jersey Lottery’s continuing control and oversight over the conduct of lottery operations.  Northstar NJ guaranteed the State of New Jersey a minimum profit level in each year of the contract, commencing with the contract year ending June 30, 2014.  At December 31, 2014, our best estimate, based on unaudited results, is that the impact of a Net Income Shortfall will result in the use of $14.2 million (€11.7 million at the December 31, 2014 exchange rate) of Northstar NJ’s $20 million credit for the State’s fiscal year ended June 30, 2014 and therefore we have not recorded any amounts in our consolidated financial statements related to the minimum profit level guarantee.  Based on information available to date, the Company currently believes that the impact of any Net Income Shortfalls for the remaining term of the arrangement with the State of New Jersey will not exceed the remaining balance of $5.9 million of Northstar NJ’s $20 million credit.

Further details of these guarantees, which require management to make estimates and assumptions concerning profit levels, are provided in Note 38.

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income.  Given the Company’s wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and income tax expense already recorded.  The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates.  The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.  Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of our companies.

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that taxable income will be available against which the losses and tax credits can be utilized.  Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable income together with future tax planning strategies.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Based upon the consideration of these factors, the value of deferred tax assets related to operating losses and tax assets related to tax credits are as follows:

	December 31,
(€ millions)	2014	2013
Recognized deferred tax assets related to operating losses	90.9	96.1
Unrecognized deferred tax assets related to operating losses	63.4	53.6
Recognized deferred tax assets related to tax credits	2.5	1.8
Unrecognized deferred tax assets related to tax credits	21.2	18.7

Further details on income taxes are disclosed in Note 15.

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow model.  The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.  The judgments include considerations of inputs such as liquidity risk, credit risk and volatility.  Changes in assumptions about these factors could affect the reported fair value of financial instruments.  Further details are provided in Note 14.

Fair value measurement of contingent consideration

Contingent consideration resulting from business combinations is valued at fair value at the acquisition date as part of the business combination.  When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured to fair value at each reporting date.  The determination of the fair value is based on discounted cash flows.  The key assumptions take into consideration the probability of meeting each performance target and the discount factor.  Further details are provided in Note 38.

5.              Merger agreement with International Game Technology

On July 15, 2014, we entered into an Agreement and Plan of Merger (the “Merger Agreement”), which was subsequently amended, with International Game Technology (“IGT”), a global leader in casino and social gaming entertainment, headquartered in Las Vegas, Nevada.

Under the terms of the Merger Agreement, GTECH and IGT are combined under a newly formed holding company organized and with corporate headquarters in the United Kingdom (“IGT PLC” or “Holdco”), with operating headquarters in each of Las Vegas, Providence and Rome.  The Merger Agreement provides for (i) the merger of GTECH with and into Holdco (“Holdco Merger”) pursuant to which each issued and outstanding ordinary share of GTECH is converted into the right to receive one ordinary share of Holdco (“Holdco Shares”), and immediately thereafter, (ii) the merger of a U.S. subsidiary of Holdco (“Sub”) with and into IGT with IGT surviving as a wholly owned subsidiary of Holdco (“Subsidiary Merger”, together with the Holdco Merger the “Mergers” or “IGT Acquisition”).

On November 4, 2014, the extraordinary general shareholders’ meeting of GTECH approved the Holdco Merger, and on February 10, 2015, the special shareholders’ meeting of IGT approved the Subsidiary Merger. On April 7, 2015, GTECH merged with and into IGT PLC, a wholly owned subsidiary of GTECH, and IGT merged with and into Sub, with IGT as the surviving entity.  The objective of the Mergers was to combine GTECH and IGT businesses and to relocate the headquarters of GTECH to the United Kingdom.

In connection with the Holdco Merger, GTECH shareholders received one newly issued ordinary share in IGT PLC for each ordinary share held in GTECH. In connection with the Subsidiary Merger, each IGT common share was converted into the right to receive (1) $14.3396 in cash without interest and (2) 0.1819 ordinary shares, nominal value $0.10 per share, of IGT PLC (the “Exchange Ratio”). The total share merger consideration payable to IGT shareholders amounted to €3.3 billion ($3.6 billion) and 45 million IGT PLC shares.

In connection with the closing of the Mergers, IGT PLC issued 198,526,804 ordinary shares to GTECH and IGT shareholders on the basis of the established exchange ratios described above. On April 7, 2015, IGT PLC ordinary shares began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “IGT”.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Under the terms of the Merger Agreement, the Holdco board of directors will have 13 members, including, for a period of three years after the closing: (i) the chief executive officer of GTECH, (ii) five directors designated by IGT, including IGT’s current chairman and its current chief executive officer, (iii) six directors designated by GTECH’s principal shareholders and (iv) one director mutually agreed to by IGT and GTECH.  In addition, for a period of three years following the transactions, IGT’s chairman will be chairman of the Holdco board of directors, IGT’s chief executive officer will be a vice-chairman and one of the directors designated by GTECH’s principal shareholders would also be a vice-chairman.  Holdco’s articles of association will include a loyalty share program, under which shareholders that hold Holdco Shares continuously for at least three years will have the right to receive 0.9995 (non-transferable) special voting shares per Holdco Share.

In connection with the Merger Agreement, IGT entered into a Support Agreement and a Voting Agreement with GTECH’s principal shareholders, who held approximately 59% of the outstanding shares of GTECH as of March 14, 2014.  Under the terms of the Support Agreement, GTECH’s principal shareholders have agreed to vote their shares in favor of the transactions contemplated by the Merger Agreement and against any competing transaction.  Under the Voting Agreement, such shareholders have agreed to vote their shares in accordance with the post-closing governance provisions set forth in the Merger Agreement and described above for a period of three years after the closing of the Mergers.

Due to the fact that the initial accounting for the IGT Acquisition is incomplete at the time these financial statements are authorized for issue, quantitative disclosure relating to the total consideration transferred, the acquisition date fair value of each major class of consideration, contingent consideration, book value and preliminary fair value of assets acquired and liabilities assumed, any resulting goodwill and the total amount of acquisition-related costs is not available.

Settlement of Cash Exit Rights

Under Italian law, GTECH shareholders who did not approve the Holdco Merger were entitled to exercise their statutory right of withdrawal.  On April 2, 2015, the 19,796,852 GTECH shares for which entitled GTECH shareholders exercised cash exit rights in relation to the Holdco Merger were settled at the cash exit price of €19.174 per share.  Holders of the 62,607 GTECH cash exit shares that had been purchased in a preemptive offer pursuant to Italian law, received ordinary shares of IGT PLC on the basis of the Exchange Ratio, and an interim dividend equal to €0.75.  The residual 19,734,245 cash exit shares were purchased by GTECH pursuant to Italian law for a total cash consideration of €378.4 million and cancelled in the Holdco Merger, together with the 2,183,503 treasury shares held at that time by GTECH.

Financing Transactions

In July 2014, GTECH entered into a commitment letter with Credit Suisse AG, Barclays Bank PLC and Citigroup Global Markets Limited (and certain affiliates thereof) which provides a commitment to fund a 364 day senior bridge term loan credit facility (the “Bridge Facility”) in an aggregate principal amount of approximately $10.7 billion (at an exchange rate of $1 per €0.735).  By January 26, 2015, the Bridge Facility commitment was reduced to approximately $4.9 billion (at an exchange rate of $1 per €0.735) reflecting GTECH’s financing needs related to the IGT Acquisition.

In November 2014, GTECH S.p.A. and GTECH Corporation entered into a $2.6 billion (at an exchange rate of $1 to €0.795) five year senior facilities agreement.  The agreement for the senior facilities provides for a $1.4 billion multicurrency revolving credit facility for GTECH Corporation and an €850 million multicurrency revolving credit

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

facility for GTECH S.p.A.  Upon completion of the IGT Acquisition, the U.S. dollar multicurrency revolving credit facility was also used to repay any outstanding amounts under IGT’s revolving credit facility, which was cancelled, and we are able to borrow under both the U.S. dollar multicurrency revolving credit facility and the euro multicurrency revolving credit facility and IGT is able to borrow under the U.S. dollar multicurrency revolving credit facility, which increased to $1.5 billion.

Developments After Calendar Year 2014

In January 2015, after the close of calendar 2014, GTECH entered into a €800 million four-year senior facilities agreement with BNP Paribas, Intesa San Paolo, Mediobanca and UniCredit (the “Term Loan Agreement”).  The Term Loan Agreement provided for two €400 million term loan facilities to GTECH, which may be used for general corporate purposes, including repayment of existing indebtedness.  Upon the merger of GTECH with and into Holdco, Holdco became the borrower under one of the term loan facilities and a principal Italian operating subsidiary became the borrower under the other term loan facility.

In February 2015, after the close of calendar 2014, GTECH announced the closing of an approximately $5 billion senior secured notes offering, and in connection therewith, the termination of GTECH’s Bridge Facility.  GTECH used proceeds from the offering to pay part of the cash component of the merger consideration for the acquisition of IGT and acquisition-related costs, and to refinance certain existing indebtedness of GTECH and IGT.

6.              Operating segment information

The structure of the Company’s internal organization is aligned around three global geographic regions.  Consequently, for management purposes, the Company’s operating segments are organized geographically into three reportable operating segments based on those regions — Americas, International and Italy.

Each of these segments operate and provide a full range of gaming services including lottery management services, online and instant lotteries, sports betting, machine gaming and interactive gaming.  They also provide high-volume processing of commercial transactions.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on operating income.

Revenue and operating income for the Company’s reportable operating segments are as follows:

	Third-party revenue			Operating income
	For the year ended December 31,
(€ thousands)	2014	2013	2012	2014	2013	2012
Operating Segments
Italy	1,745,180	1,737,090	1,815,931	543,467	499,661	541,552
Americas	988,703	994,085	872,429	88,599	122,164	88,684
International	335,222	331,117	386,969	73,756	50,655	55,578
	3,069,105	3,062,292	3,075,329	705,822	672,480	685,814
Corporate support	—	—	—	(83,170)	(56,065)	(41,184)
Purchase accounting	548	542	356	(55,623)	(57,283)	(61,483)
	3,069,653	3,062,834	3,075,685	567,029	559,132	583,147

Purchase accounting principally represents the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies including the August 2006 acquisition of GTECH Holdings Corporation by GTECH S.p.A.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Corporate support expenses are principally comprised of general and administrative expenses and other expenses that are managed at the corporate level, including Restructuring, Corporate Headquarters and Board of Directors expenses.  The increase in costs related to corporate support during 2014 primarily relates to professional fees and expenses associated with the acquisition of IGT.

Depreciation, amortization, and impairment information for the Company’s reportable operating segments are as follows:

	Depreciation
	For the year ended December 31,
(€ thousands)	2014	2013	2012
Operating Segments
Italy	74,280	75,395	71,714
Americas	135,730	136,566	133,980
International	19,507	18,885	19,988
	229,517	230,846	225,682
Corporate support	14,940	16,321	15,314
Purchase accounting	5,020	7,432	8,925
	249,477	254,599	249,921

	Amortization
	For the year ended December 31,
(€ thousands)	2014	2013	2012
Operating Segments
Italy	145,639	139,977	132,288
Americas	6,136	1,452	—
International	154	3	822
	151,929	141,432	133,110
Corporate support	832	406	944
Purchase accounting	53,575	47,846	51,855
	206,336	189,684	185,909

	Impairment loss (recovery), net
	For the year ended December 31,
(€ thousands)	2014	2013	2012
Operating Segments
Italy	—	—	—
Americas	—	—	—
International	229	3,445	5,145
	229	3,445	5,145
Corporate support	—	—	—
Purchase accounting	(2,424)	2,613	1,082
	(2,195)	6,058	6,227

Geographic information

The following table presents revenue information by geography regarding the Company’s reportable operating segments.  Revenue from external customers is based on the geographical location of the Company’s customers.  Prior period amounts have been reclassified to conform to the current year presentation.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
(€ thousands)	2014	2013	2012
Total Revenue
Italy	1,753,422	1,752,545	1,839,384
United States	800,396	719,918	667,172
United Kingdom	77,732	72,843	87,837
Colombia	41,054	42,062	47,387
Canada	33,352	117,860	52,585
Other	363,697	357,606	381,320
	3,069,653	3,062,834	3,075,685

The following table presents non-current asset information by geography regarding the Company’s reportable operating segments.  Non-current assets are based on the geographical location of the Company’s assets or, in the case of goodwill and intangible assets, net, location of the entity acquired.

	December 31,
(€ thousands)	2014	2013
Non-Current Assets
United States	3,668,770	3,298,051
Italy	1,622,020	1,784,834
United Kingdom	94,960	60,177
Sweden	71,651	80,533
Other	159,256	153,863
	5,616,657	5,377,458

Non-current assets consist of the following items in the consolidated statements of financial position:

	December 31,
(€ thousands)	2014	2013
Non-Current Assets
Systems, equipment and other assets related to contracts, net	910,095	899,536
Property, plant and equipment, net	77,394	76,382
Goodwill	3,402,201	3,095,466
Intangible assets, net	1,151,472	1,257,297
Other non-current assets	75,495	48,777
	5,616,657	5,377,458

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.              Systems, equipment and other assets related to contracts, net

(€ thousands)	Land	Buildings	Terminals and Systems	Furniture and Equipment	Contracts in Progress	Total
Net book value
Balance at January 1, 2013	556	18,132	809,434	60,751	57,382	946,255
Additions	—	6,592	87,517	7,985	123,296	225,390
Acquisitions	—	9,103	1,569	1,035	—	11,707
Depreciation (Note 25)	—	(6,191)	(218,882)	(16,184)	—	(241,257)
Impairment loss (Note 27)	—	—	(5,774)	(539)	—	(6,313)
Disposals	—	(2)	(4,495)	(84)	(4)	(4,585)
Foreign currency translation	(5)	(6)	(29,172)	(1,377)	(867)	(31,427)
Transfers	—	9,181	119,074	6,707	(134,730)	232
Other	—	—	(466)	—	—	(466)
Balance at December 31, 2013	551	36,809	758,805	58,294	45,077	899,536
Additions	13	4,448	59,262	6,709	112,970	183,402
Acquisitions	—	—	—	327	—	327
Depreciation (Note 25)	—	(9,953)	(208,902)	(16,936)	—	(235,791)
Impairment loss (Note 27)	—	—	(378)	(277)	—	(655)
Disposals	—	(9)	(5,220)	(363)	(139)	(5,731)
Foreign currency translation	—	28	54,346	2,788	4,902	62,054
Transfers	—	7,375	89,238	5,571	(101,837)	347
Other	—	3,465	1,463	(268)	1,946	6,606
Balance at December 31, 2014	564	42,163	748,614	55,835	62,919	910,095

Balance at December 31, 2013
Cost	551	82,423	2,012,831	140,747	45,077	2,281,629
Accumulated depreciation	—	(45,614)	(1,254,026)	(82,453)	—	(1,382,093)
Net book value	551	36,809	758,805	58,294	45,077	899,536

Balance at December 31, 2014
Cost	564	97,359	2,132,817	155,109	62,919	2,448,768
Accumulated depreciation	—	(55,196)	(1,384,203)	(99,274)	—	(1,538,673)
Net book value	564	42,163	748,614	55,835	62,919	910,095

The Company capitalized €0.3 million of borrowing costs in 2014.  The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 6%, which was the effective interest rate of all borrowings.

8.              Property, plant and equipment, net

(€ thousands)	Land	Buildings	Furniture and Equipment	Construction in Progress	Total
Net book value
Balance at January 1, 2013	1,953	25,472	56,414	910	84,749
Additions	—	27	8,598	753	9,378
Depreciation (Note 25)	—	(1,664)	(11,678)	—	(13,342)
Disposals	—	(72)	(357)	—	(429)
Foreign currency translation	(75)	(1,206)	(2,449)	(12)	(3,742)
Transfers	—	—	210	(442)	(232)
Balance at December 31, 2013	1,878	22,557	50,738	1,209	76,382

Additions	—	12	6,652	1,228	7,892
Depreciation (Note 25)	—	(1,673)	(12,013)	—	(13,686)
Disposals	—	(75)	(960)	—	(1,035)
Foreign currency translation	155	2,434	5,441	158	8,188
Transfers	—	—	344	(691)	(347)
Balance at December 31, 2014	2,033	23,255	50,202	1,904	77,394

Balance at December 31, 2013
Cost	1,878	35,005	120,765	1,209	158,857
Accumulated depreciation	—	(12,448)	(70,027)	—	(82,475)
Net book value	1,878	22,557	50,738	1,209	76,382

Balance at December 31, 2014
Cost	2,033	38,991	138,129	1,904	181,057
Accumulated depreciation	—	(15,736)	(87,927)	—	(103,663)
Net book value	2,033	23,255	50,202	1,904	77,394

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.              Goodwill

	December 31,
(€ thousands)	2014	2013
Balance at beginning of year	3,095,466	3,188,753
Acquisitions	13,606	10,674
Disposal	(7,752)	—
Foreign currency translation	300,881	(103,961)
Balance at end of year	3,402,201	3,095,466

Balance at beginning of year
Cost	3,209,232	3,304,615
Accumulated impairment loss	(113,766)	(115,862)
	3,095,466	3,188,753
Balance at end of year
Cost	3,516,221	3,209,232
Accumulated impairment loss	(114,020)	(113,766)
	3,402,201	3,095,466

On May 2, 2014, we acquired 100% of the shares of Probability Plc (“Probability”) a mobile gaming solutions company that provides GTECH with immediate access to a mobile solution in slots and table games, as well as enhances player acquisition and retention experience.  The cash purchase price was approximately £18 million (€19.7 million net of cash acquired).  Acquired goodwill of €13.6 million in 2014 includes €10.2 million associated with the Probability acquisition.

Acquired goodwill of €10.7 million in 2013 resulted from the April 2013 acquisition of Big Easy S.r.l., an Italian entity that is engaged in the Machine Gaming market.

In July 2014, we sold our sports and events ticketing business (“LisTicket”) to the international operator TicketOne, CTS Eventim Group for €13.9 million.  Goodwill associated with this business of €7.8 million was included in the carrying amount when determining the €5.7 million gain on the sale.  See Note 28 for additional information.

The Company reviews goodwill for impairment annually, during its fourth quarter ending on December 31, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.       Intangible assets, net

	December 31,
(€ thousands)	2014	2013
Balance at beginning of year	1,257,297	1,333,948
Intangible assets acquired during the year:
Purchase business combination related:
Customer contracts	6,446	—
Software	5,927	—
	12,373	—
All other intangible assets acquired during the year:
Software	15,554	17,151
Concessions and licenses	4,574	106,078
Sports betting rights	2,049	8,898
Customer contracts	1,804	2,090
Networks	708	1,324
Other	—	3,815
	24,689	139,356
Total intangible assets acquired	37,062	139,356
Amortization (Note 26)	(206,427)	(189,774)
Foreign currency translation	61,310	(23,351)
Impairment recovery (loss) (Note 27)	2,423	(2,613)
Write-off and other	(193)	(269)
Balance at end of year	1,151,472	1,257,297

Balance at beginning of year
Cost	2,198,735	2,120,883
Accumulated amortization	(941,438)	(786,935)
	1,257,297	1,333,948
Balance at end of year
Cost	2,341,353	2,198,735
Accumulated amortization	(1,189,881)	(941,438)
	1,151,472	1,257,297

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets acquired during 2013 of €139.4 million principally related to a $120 million (€91.7 million at the June 2013 acquisition date) upfront payment required under the Services Agreement Northstar New Jersey Lottery Group, LLC signed with the State of New Jersey, Department of the Treasury, Division of Purchase and Property and Division of Lottery in June 2013 to manage a wide range of the lottery’s marketing, sales, and related functions.  See Note 38 for additional information.

Intangible assets that are subject to amortization are being amortized ratably over their estimated useful lives, with no estimated residual values.  Certain trademarks were determined to have indefinite lives and are not subject to amortization.  The Company expects to make use of the trademarks on existing and future business, and no economic, legal or contractual limitation of their useful lives is anticipated.  The following tables present detailed information for intangible assets.

	As of December 31, 2014
(€ thousands)	Weighted Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Subject to amortization
Concessions and licenses	9.9	1,120,575	478,019	642,556
Customer contracts	14.8	703,951	409,630	294,321
Capitalized computer software	6.2	257,947	184,000	73,947
Sports and horse racing betting rights	6.5	109,465	85,233	24,232
Proprietary hardware	13.9	22,603	13,559	9,044
Networks	3.0	11,912	8,153	3,759
Trademarks	4.0	6,026	3,945	2,081
Patents	3.5	4,478	4,478	—
Other	15.0	7,978	2,864	5,114
		2,244,935	1,189,881	1,055,054
Not subject to amortization
Trademarks		96,418	—	96,418
		2,341,353	1,189,881	1,151,472

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31, 2013
(€ thousands)	Weighted Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Subject to amortization
Concessions and licenses	9.9	1,104,316	360,181	744,135
Customer contracts	14.9	619,974	319,361	300,613
Capitalized computer software	6.2	228,483	158,812	69,671
Sports and horse racing betting rights	6.5	107,426	72,188	35,238
Proprietary hardware	13.9	19,923	10,521	9,402
Networks	3.0	11,209	7,263	3,946
Trademarks	4.1	6,297	3,416	2,881
Patents	3.5	3,966	3,966	—
Other	11.9	10,835	5,730	5,105
		2,112,429	941,438	1,170,991
Not subject to amortization
Trademarks		86,306	—	86,306
		2,198,735	941,438	1,257,297

The net carrying amount of concessions and licenses includes €422 million and €511 million for the Italian Scratch & Win license renewal at December 31, 2014 and 2013, respectively.  The gross carrying value of €800 million is being amortized over nine years beginning October 2010.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.       Impairment testing of goodwill and intangibles with indefinite lives

Goodwill and other intangible assets with indefinite lives have been allocated to the cash generating units for impairment testing as described below.  The Company has six cash generating units comprised of four cash generating units in Italy and Americas and International each being a single cash generating unit.  A portion of the carrying amount of goodwill and intangible assets with indefinite lives could not be allocated to the individual cash generating units in Italy on a non-arbitrary basis and was therefore allocated (as permitted by IAS 36) to the group of four cash generating units in Italy (Italy region).  This represents the lowest level within the Company at which this portion of the carrying amount of goodwill and intangible assets with indefinite lives is monitored for internal management purposes.  A separate impairment test of the carrying amount of goodwill and intangible assets with indefinite lives is performed at the Italy region level in addition to the impairment test carried out for the six cash generating units identified at the date of the reorganization.

The carrying amount of goodwill and trademarks are as follows:

	Goodwill		Trademarks
	December 31,		December 31,
(thousands of euros)	2014	2013	2014	2013
Italy:
Italy region	624,556	548,588	42,679	38,214
Lottery	445,175	445,175	—	—
Commercial Services	210,514	218,266	—	—
Sports Betting	63,216	63,216	—	—
Machine Gaming	48,209	44,605	—	—
	1,391,670	1,319,850	42,679	38,214

Americas	1,335,115	1,175,377	37,937	33,968
International	675,416	600,239	15,802	14,124
	3,402,201	3,095,466	96,418	86,306

Italy

The recoverable amounts for the Italy cash generating units and group of cash generating units (Italy region) have been determined based on fair value less costs to sell using the discounted cash flow method of the income approach to value.  Under this method we utilized cash flow projections based on financial forecasts covering a period of five years that were approved by senior management, and are believed to be consistent with the assumptions that market participants would make.  Cash flows beyond the base periods assume no annual growth rates.

Americas and International

The recoverable amounts for the Americas and International cash generating units have been determined based on fair value less costs to sell using the discounted cash flow method of the income approach to value.  Under this method we utilized cash flow projections based on financial forecasts covering a period of five years that were approved by senior management, and are believed to be consistent with the assumptions that market participants would make.  Cash flows beyond the five year period were extrapolated using an annual growth rate of 3.0%, which reflects the estimated sustainable long-term growth rate of the Americas and International cash generating units.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Key assumptions used in the fair value less costs to sell calculations

After-tax discount rate

Discount rates were calculated based on the estimated cost of equity capital and debt capital considering data and factors relevant to the economy, the industry, and the cash generating units.  The estimated cost of equity capital and debt capital were weighted in terms of a typical industry capital structure to arrive at a weighted average cost of capital.  The after-tax discount rates applied to the cash flow projections for the cash generating units and group of cash generating units in Italy (Italy region) were as follows:

Italy:
Italy region	9.00%
Lottery	8.85%
Commercial Services	7.45%
Sports Betting	7.20%
Machine Gaming	10.10%

Americas	7.30%
International	8.60%

Annual growth rate after 2019

Growth rates after 2019 used to extrapolate cash flows beyond the base forecast period are based on market data, input from management and considerations relevant to each of the cash generating units and group of cash generating units including their contracts.

Service revenue and related profit

Projected cash flows from service revenue assumes the continuation of recent historical trends adjusted for expected new contract wins, anticipated contract renewal pricing pressures, and the expected impact of sales and marketing initiatives that are being developed or expected to be developed.

Product sales and related profit

Projected cash flows from product sales assumes renewal orders from existing customers in connection with known upcoming procurements, along with orders from new or developing customers and markets at selling prices generally in line with historical experiences adjusted for expected competitive pressures.

The recoverable amounts and carrying amounts of the Company’s cash generating units are summarized as follows:

(thousands of euros)	Recoverable Amount	Carrying Amount	Excess
Italy region	2,560,000	2,137,626	422,374
Italy:
Lottery	2,070,000	970,771	1,099,229
Commercial Services	190,000	180,168	9,832
Sports Betting	300,000	103,835	196,165
Machine Gaming	700,000	382,175	317,825

Americas	2,726,299	2,346,951	379,348
International	1,531,999	950,940	581,059

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The after-tax discount rates and annual growth rates needed to render the recoverable amounts equal to the carrying amounts are as follows:

	After-tax discount rate	Annual growth rate after 2019
Italy region	10.45%	-1.96%
Italy:
Lottery	16.65%	-13.86%
Commercial Services	7.79%	-0.35%
Sports Betting	19.05%	-17.32%
Machine Gaming	19.97%	-27.32%

Americas	8.00%	2.18%
International	12.28%	-2.23%

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.       Investments in associates and joint ventures

The Company’s investments in associates and joint ventures are as follows:

	December 31,
(€ thousands)	2014	2013
Yeonama Holdings Co. Limited	19,229	19,800
Subtotal associate	19,229	19,800
CLS-GTECH Company Limited	3,107	6,435
LB Participacoes e Loterias LTDA	1,209	—
Ringmaster S.r.l.	896	632
Technology and Security Printing S.r.l.	33	3
L-Gaming S.A.	—	24
Subtotal joint ventures	5,245	7,094
	24,474	26,894

Yeonama Holdings Co. Limited

The Company has a 30% interest in Yeonama Holdings Co.  Limited (“Yeonama”), a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A., the Greek gaming and football betting operator.  During 2014, the Company ceased to have significant influence over Yeonama and the investment is accounted for at fair value at December 31, 2014.  The Company believes that the investment in Yeonama is recoverable.

CLS-GTECH Company Limited

The Company has a 50% interest in CLS-GTECH Company Limited (“CLS-GTECH”), which is accounted for using the equity method of accounting.  CLS-GTECH is a joint venture that was formed to provide a nationwide KENO system for Welfare lotteries throughout China.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.       Other assets (non-current and current)

	December 31,
(€ thousands)	2014	2013
Other non-current assets
Minimum revenue guarantee	56,148	28,430
Deferred costs	6,244	4,731
Customer receivables	3,915	5,781
Prepaid expenses	3,700	4,535
Deposits	3,209	2,705
Sales-type lease receivables	1,779	1,399
Other	500	1,196
	75,495	48,777

We recorded non-current assets related to the minimum revenue guarantee in the State of Illinois as follows:

(in thousands)	€	$
Balance at January 1, 2013	—	—
Additions	32,110	42,000
Service revenue amortization	(2,067)	(2,792)
Foreign currency translation	(1,613)	—
Balance at December 31, 2013	28,430	39,208
Additions	29,287	40,000
Impairment (contra service revenue)	(2,059)	(2,500)
Service revenue amortization	(6,562)	(8,539)
Foreign currency translation	7,052	—
Balance at December 31, 2014	56,148	68,169

The asset is being amortized over the remaining term of the ten-year agreement with the State of Illinois (ending January 17, 2021), as a reduction of service revenue in the consolidated income statements.  See Note 38 for additional information.

	December 31,
(€ thousands)	2014	2013
Other current assets
Restricted cash	89,050	88,553
Bridge facility fees	57,906	—
Concession fees receivable	50,847	52,921
Prepaid expenses	17,166	14,948
Other receivables	17,506	8,300
Value-added tax receivable	7,616	11,262
Other tax receivables	6,689	8,356
Other	8,508	6,177
	255,288	190,517

The Company classifies cash that is not available to finance the Company’s day-to-day operations (principally funds that are legally restricted in the Company’s Commercial Services business) as restricted cash.

Bridge facility fees in 2014 are comprised of fees of €91.4 million, net of accumulated amortization.  See Notes 20 and 30 for further information.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.       Financial assets and financial liabilities

Fair values

Set out below is a comparison by class of the carrying amounts and fair values of our financial assets and financial liabilities:

	December 31, 2014		December 31, 2013
(€ thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Loans and receivables
Other loans and receivables	6,733	6,733	10,528	10,528
	6,733	6,733	10,528	10,528
Derivatives
Swap receivable	—	—	6,498	6,498
	—	—	6,498	6,498
Financial assets at fair value through profit or loss
Call option	—	—	480	480
	—	—	480	480
Available-for-sale financial investments
Other available-for-sale financial investments	14,824	14,824	11,380	11,380
	14,824	14,824	11,380	11,380
Non-current financial assets	21,557	21,557	28,886	28,886

Derivatives
Foreign currency forward contracts	1,646	1,646	859	859
Swap receivable	—	—	4,070	4,070
Fuel cost hedge	—	—	34	34
	1,646	1,646	4,963	4,963
Loans and receivables
Other loans and receivables	8,740	8,740	7,310	7,310
	8,740	8,740	7,310	7,310
Current financial assets	10,386	10,386	12,273	12,273

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2014		December 31, 2013
(€ thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Revolving Credit Facilities	721,938	738,914	—	—
2010 Notes (due 2018)	484,837	528,717	496,128	535,979
2012 Notes (due 2020)	472,229	536,904	492,851	504,161
Capital Securities	45,280	46,580	743,803	767,726
2009 Notes (due 2016)	—	—	756,558	824,960
Facilities	—	—	150,446	152,273
Other	1,454	1,454	1,474	1,474
Loans and borrowings (Note 20)	1,725,738	1,852,569	2,641,260	2,786,573
Other financial liabilities
Finance leases	55,795	57,602	58,925	61,001
Other financial liabilities	4,723	4,723	1,675	1,675
Non-current financial liabilities	60,518	62,325	60,600	62,676

Capital Securities	747,585	769,045	46,406	47,899
2010 Notes (due 2018)	24,549	26,771	24,549	26,521
2012 Notes (due 2020)	14,408	16,381	14,408	14,739
Short-term borrowings	8,895	8,895	851	851
Revolving Credit Facilities	189	189	—	—
Facilities	—	—	125,901	127,424
2009 Notes (due 2016)	—	—	2,926	3,190
Other	147	147	306	306
Loans and borrowings (Note 20)	795,773	821,428	215,347	220,930

Derivatives
Foreign currency forward contracts	3,786	3,786	4,055	4,055
Net investment hedge	—	—	240	240
	3,786	3,786	4,295	4,295
Other financial liabilities
Dividends payable	129,594	129,594	—	—
Factoring liability	47,823	47,823	—	—
Bridge facility fees	44,673	44,673	—	—
Note consent fees	28,627	28,627	—	—
Finance leases	13,983	14,748	12,977	13,665
Other financial liabilities	6,533	6,533	4,231	4,231
	271,233	271,998	17,208	17,896
Current financial liabilities	275,019	275,784	21,503	22,191

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management assessed that the fair values of cash and cash equivalents, trade and other receivables, other current assets, accounts payable, and other current liabilities approximate their carrying amounts due to the short-term maturities of these instruments.

The fair values of our material financial assets and financial liabilities were determined using the following methods and assumptions:

•                  Loans and receivables were stated at cost due to their short-term nature, which approximates fair value

•                  Swap receivable was determined by comparing the present value of expected cash flows using current variable interest rates and the present value of expected cash flows using fixed interest rates

•                  Available-for-sale financial investments are based on current market prices when available or derived from valuation techniques that include inputs for the asset that are not based on observable market data

•                  Foreign currency forward contracts were calculated by reference to current forward exchange rates for contracts with similar maturity profiles

•                  2009 Notes (due 2016), Capital Securities, 2010 Notes (due 2018) and 2012 Notes (due 2020) were calculated by independent investment bankers by discounting future cash flows using current market prices and market interest rates

•                  Revolving Credit Facilities and Facilities with variable interest rates approximate carrying amounts, excluding the effect of debt issuance costs

•                  Finance leases were principally determined using the present value of the lease payments based on current market interest rates

•                  Dividends payable, factoring liability, bridge facility fees, note consent fees and other financial liabilities were stated at amortized cost, which approximates fair value due to their short-term nature

Fair value hierarchy

Financial assets and financial liabilities for which fair value is either measured or disclosed are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•                  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                  Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly;

•                  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

For financial assets and financial liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables provide the fair value measurement hierarchy of the Company’s financial assets and financial liabilities:

	December 31, 2014
(€ thousands)	Level 1	Level 2	Level 3	Total
Assets measured at fair value

Available-for-sale financial investments	5,826	—	8,998	14,824
Non-current financial assets	5,826	—	8,998	14,824

Derivatives	—	1,646	—	1,646
Current financial assets	—	1,646	—	1,646

Liabilities measured at fair value
Derivatives	—	3,786	—	3,786
Current financial liabilities	—	3,786	—	3,786

Assets for which fair value is disclosed
Loans and receivables	—	6,733	—	6,733
Non-current financial assets	—	6,733	—	6,733

Loans and receivables	—	8,451	289	8,740
Current financial assets	—	8,451	289	8,740

Liabilities for which fair value is disclosed

Loans and borrowings	—	1,852,569	—	1,852,569
Other financial liabilities	—	4,723	—	4,723
Non-current financial liabilities	—	1,857,292	—	1,857,292

Loans and borrowings	—	821,428	—	821,428
Dividends payable	—	129,594	—	129,594
Factoring liability	47,823	—	—	47,823
Bridge financing fees	—	44,673	—	44,673
Bond consent fees	—	28,627	—	28,627
Other financial liabilities	—	6,533	—	6,533
Current financial liabilities	47,823	1,030,855	—	1,078,678

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2013
(€ thousands)	Level 1	Level 2	Level 3	Total
Assets measured at fair value

Financial assets at fair value through profit or loss	—	—	480	480
Derivatives	—	6,498	—	6,498
Available-for-sale financial investments	3,811	—	7,569	11,380
Non-current financial assets	3,811	6,498	8,049	18,358

Derivatives	—	4,963	—	4,963
Current financial assets	—	4,963	—	4,963

Liabilities measured at fair value	—		—

Derivatives	—	4,295	—	4,295
Current financial liabilities	—	4,295	—	4,295

Assets for which fair value is disclosed

Loans and receivables	—	10,528	—	10,528
Non-current financial assets	—	10,528	—	10,528

Loans and receivables	—	6,990	320	7,310
Current financial assets	—	6,990	320	7,310

Liabilities for which fair value is disclosed

Loans and borrowings	—	2,786,573	—	2,786,573
Other financial liabilities	—	1,675	—	1,675
Non-current financial liabilities	—	2,788,248	—	2,788,248

Loans and borrowings	—	220,930	—	220,930
Other financial liabilities	—	3,731	500	4,231
Current financial liabilities	—	224,661	500	225,161

Reconciliation of Level 3 fair value measurements of financial assets and financial liabilities

(€ thousands)	Financial assets at fair value through profit or loss	Available-for-sale financial investments
Balance at January 1, 2013	480	4,633
Purchases	—	2,941
Total losses recognized in other comprehensive income	—	(5)
Balance at December 31, 2013	480	7,569
Purchases	—	1,409
Settlements	(480)	—
Total gains recognized in other comprehensive income	—	20
Balance at December 31, 2014	—	8,998

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.       Income tax

Income before income tax expense consists of the following:

	For the year ended December 31,
(€ thousands)	2014	2013	2012
Italy	308,199	339,867	384,330
Foreign	(20,620)	46,205	39,673
	287,579	386,072	424,003

The significant components of income tax expense are as follows:

	For the year ended December 31,
(€ thousands)	2014	2013	2012
Current
Italy	156,081	132,646	125,903
Foreign	33,440	43,394	31,897
Total Current	189,521	176,040	157,800

Deferred
Italy	8,096	18,391	8,098
Foreign	(7,647)	(13,594)	(7,120)
Total Deferred	449	4,797	978
Income tax expense	189,970	180,837	158,778

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities consist of the following:

	December 31,
(€ thousands)	2014	2013
Deferred tax assets
Provisions not currently deductible for tax purposes	99,637	114,351
Net operating loss carryforward	90,945	88,409
Depreciation and amortization	26,107	24,024
Cash collected in excess of revenue recognized	6,675	1,453
Share based compensation	5,331	11,062
Tax credit carryforward	2,542	1,831
Inventory reserves	765	738
Foreign currency translation	—	11,508
Other	5,305	2,189
	237,307	255,565
Deferred tax liabilities
Acquired intangible assets	266,801	258,728
Depreciation and amortization	111,055	111,011
Foreign currency translation	12,467	—
Other	2,254	6,104
	392,577	375,843
Net deferred tax liabilities	(155,270)	(120,278)
Reconciliation to the statement of financial position
Deferred income tax assets	22,026	14,000
Deferred income tax liabilities	(177,296)	(134,278)
	(155,270)	(120,278)
Reconciliation of net deferred tax liabilities
Net deferred tax liabilities at December 31, 2014	(155,270)
Net deferred tax liabilities at December 31, 2013	(120,278)
Net change on the statement of financial position	(34,992)

Deferred tax expense recorded to the income statement	(449)
Other deferred tax expense recorded to equity	(34,543)
	(34,992)

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The effective income tax rate on income before income tax expense differed from the Italian statutory tax rate for the following reasons:

	For the year ended December 31,
(€ thousands)	2014	2013	2012
Income before income tax expense	287,579	386,072	424,003
Italian statutory tax rate	27.50%	27.50%	27.50%
Theoretical provision for income taxes	79,084	106,170	116,601

Reconciliation of the theoretical and effective provision for income taxes:

Permanent differences
Italian local tax (IRAP)	32,131	33,105	32,939
Italian reorganization tax	27,242	—	—
Tax settlement	15,090	28,829	—
Foreign tax rate differential	31,396	16,963	13,797
Substitutive tax basis benefit	(1,068)	(1,884)	(1,855)
Nondeductible expense	6,095	(2,406)	(2,906)
Other	—	60	202
Total tax provision	189,970	180,837	158,778

Effective income tax rate	66.1%	46.8%	37.4%

At December 31, 2014, a €199.0 million deficit existed in undistributed earnings of foreign subsidiaries.  Accordingly, no undistributed earnings existed that would have required the consideration of a deferred tax liability if such earnings were forecasted to be distributed in the foreseeable future.  If undistributed earnings had existed at December 31, 2014, an associated deferred tax liability would not have been required because there is no intention by the Company to remit foreign earnings in the foreseeable future.

At December 31, 2014, the Company has recognized deferred tax assets related to operating losses of €90.9 million (United States, foreign, and Italian net operating losses) and recognized deferred tax assets related to tax credits of €2.5 million.  The recognition of these assets is based on expectations that sufficient taxable income will be generated in future years to utilize the tax loss carry forwards.  The Company also has €63.4 million of unrecognized deferred tax assets related to net operating losses and €21.2 million of unrecognized deferred tax assets related to tax credits.  These deferred tax assets were not recorded because realization of these assets is uncertain.

At December 31, 2014, the Company also has United States (“US”) federal net operating loss carry forwards of €216.5 million that expire at various dates through 2031.  The Company also has Italian net operating loss carry forwards of €6.2 million which have no expiration date.

At December 31, 2014, the Company had US state net operating losses that will expire at various dates through 2034.  The Company has recorded a deferred tax asset of €11.6 million for these state net operating losses.

At December 31, 2014, the Company had unrecognized foreign net operating losses of €155.3 million that expire at various dates through 2034.  The Company also had unrecognized US tax credit carry forwards of €21.6 million that expire in 2017.

At December 31, 2014 and 2013, the Company recorded no income tax expense related to unresolved disputes with taxation authorities.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In December 2013, the Company reached an agreement with the Italian Tax Agency for the settlement of certain tax matters. In particular, the tax matters related to the corporate reorganization and subsequent restructuring of certain intercompany financing transactions related to the acquisition of GTECH Holdings Corporation in 2006; a proceeding regarding the Bingo game in Italy during 2002-2004; and the acquisitions in the gaming machine sector during 2007-2008. The agreement involved total charges of €34.7 million in 2013, while €6.3 million were previously provisioned by the Company. The matters settled were of an interpretative nature, and the Company agreed to the settlement taking into account the lengthy legal process involved in resolving such controversies, the related costs that further disputes would create, and the uncertainty of their outcomes.

In December 2014, the Company reached agreement with the Italian Tax Agency for the settlement of certain tax matters. The settlement payment was €15.1 million which includes €13.0 million of tax and €2.0 million of interest and €0.1 million of penalties.

In December 2014, the Company has implemented part of the intended reorganization resulting in the realization of capital gains with related taxes of €27.2 million. Before the cross border merger with and into Georgia Worldwide Plc was completed, the Company has carried out, subject to any required authorizations, a reorganization of its Italian business, in order to separate operating activities from holding activities, to allow the continuity of Italian activities and to rationalize its participations through a new Italian Holding company.

16. Inventories

	December 31,
(€ thousands)	2014	2013
Raw materials	25,349	20,386
Work in progress	44,408	35,916
Finished goods	82,285	90,104
	152,042	146,406

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.       Trade and other receivables, net

	December 31, 2014
(€ thousands)	Trade and other receivables (Gross)	Allowance for doubtful accounts	Trade and other receivables (Net)
Trade receivables	793,205	(75,628)	717,577
Related party receivables (Note 37)	39,189	—	39,189
Sales-type lease receivables	678	—	678
	833,072	(75,628)	757,444

	December 31, 2013
(€ thousands)	Trade and other receivables (Gross)	Allowance for doubtful accounts	Trade and other receivables (Net)
Trade receivables	951,745	(72,263)	879,482
Related party receivables (Note 37)	24,030	—	24,030
Sales-type lease receivables	736	—	736
	976,511	(72,263)	904,248

Trade receivables include receivables from intermediaries, which represent amounts due from point of sale facilities where the Company provides third-party processing services related to its commercial services networks.  Trade receivables and receivables from intermediaries are non-interest bearing.

We have two agreements with major European financial institutions to sell certain accounts receivable on a non-recourse basis, from our Italy segment’s Scratch & Win and Commercial Services concessions.  Such accounts receivable are derecognized upon cash receipt at a discount which is recorded within other expense in our consolidated income statements.  The aggregate amount of outstanding accounts receivables is limited to a maximum amount of €300 million and €150 million for the Scratch & Win and Commercial Services concessions, respectively.

The amount of receivables derecognized at December 31, 2014 and 2013 are as follows:

	December 31,
(€ thousands)	2014	2013
Scratch & Win concession	116,022	—
Commercial Services concession	41,598	82,132
	157,620	82,132

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.       Issued capital, treasury shares, reserves and non-controlling interests

Issued capital

	December 31,
	2014	2013	2012
Authorized shares
Ordinary shares of €1 par value per share	190,502,053	187,535,665	185,431,467

	December 31,
	2014	2013	2012
Ordinary shares outstanding, issued and fully paid
Balance at beginning of year	173,992,168	172,454,507	172,140,797
Shares issued upon exercise of stock options	304,619	1,198,191	94,786
Shares issued under stock award plans	679,242	339,470	218,924
Treasury shares purchased	(2,183,503)	—	—
Balance at end of year	172,792,526	173,992,168	172,454,507

At December 31, 2014 and 2013, approximately 0.3 million and 0.6 million ordinary shares, respectively, were reserved to satisfy rights in respect of our various share-based payment plans.

Treasury Shares

In June 2014 and October 2014, the Board of Directors approved the launch of share repurchase programs authorized by the Shareholders’ Meeting of May 8, 2014 for a maximum of 1,782,426 shares, or approximately 1% of the Company’s share capital (the “June Program”) and 16,676,505 shares, or approximately 9.5% of the Company’s share capital (the “October Program”), respectively.

The June Program was launched to fulfill management stock incentive plans currently outstanding and the October Program was designed to ensure the regular trading of the Company’s shares in the event that anomalous movements occur due to excess volatility or lack of liquidity, pending the acquisition of IGT.

As of December 31, 2014, the amount of shares acquired on the regulated market under the programs was as follows:

	Maximum Shares Authorized for Purchase	Shares Acquired	Purchase Price (€ thousands)	Average Price Per Share
June Program	1,782,426	1,782,426	32,893	18.45
October Program	16,676,505	401,077	7,318	18.25
	18,458,931	2,183,503	40,211	18.42

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other Reserves

(€ thousands)	Legal Reserve	Stock Option and Restricted Stock Reserve	Share- Based Payment Reserve	Ex Art 2349 Reserve	Net Unrealized Gain/ (Loss) Reserve	Translation Reserve	Other Reserve	Total
Balance at January 1, 2014	34,491	74,414	18,394	1,150	(2,845)	(106,722)	(3,070)	15,812
Unrecognized net gain on cash flow hedges	—	—	—	—	1,587	—	—	1,587
Unrecognized net gain on hedge of net investment in foreign operation	—	—	—	—	782	—	—	782
Unrecognized net loss on defined benefit plans	—	—	—	—	(1,295)	—	—	(1,295)
Unrecognized net gain on available-for-sale investment	—	—	—	—	879	—	—	879
Foreign currency translation	—	—	—	—	—	354,355	—	354,355
Other comprehensive income	—	—	—	—	1,953	354,355	—	356,308
Share-based payment	—	—	7,768	—	—	—	—	7,768
Shares issued under stock award plans	—	9,181	(9,181)	(679)	—	—	—	(679)
Appropriation of 2013 income in accordance with Italian law	308	—	—	—	—	—	—	308
Other movements in equity	—	—	—	—	(570)	—	—	(570)
Balance at December 31, 2014	34,799	83,595	16,981	471	(1,462)	247,633	(3,070)	378,947

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(€ thousands)	Legal Reserve	Stock Option and Restricted Stock Reserve	Share- Based Payment Reserve	Ex Art 2349 Reserve	Net Unrealized Gain/ (Loss) Reserve	Translation Reserve	Other Reserve	Total
Balance at January 1, 2013	34,428	69,181	15,016	1,489	(1,885)	40,406	(3,070)	155,565
Unrecognized net gain on cash flow hedges	—	—	—	—	(845)	—	—	(845)
Unrecognized net gain on hedge of net investment in foreign operation	—	—	—	—	329	—	—	329
Unrecognized net loss on defined benefit plans	—	—	—	—	(2,001)	—	—	(2,001)
Unrecognized net gain on available-for-sale investment	—	—	—	—	2,127	—	—	2,127
Foreign currency translation	—	—	—	—	—	(147,128)	—	(147,128)
Other comprehensive income	—	—	—	—	(390)	(147,128)	—	(147,518)
Share-based payment	—	—	8,611	—	—	—	—	8,611
Shares issued under stock award plans	—	5,233	(5,233)	(339)	—	—	—	(339)
Appropriation of 2012 income in accordance with Italian law	63	—	—	—	—	—	—	63
Other movements in equity	—	—	—	—	(570)	—	—	(570)
Balance at December 31, 2013	34,491	74,414	18,394	1,150	(2,845)	(106,722)	(3,070)	15,812

		Stock
		Option			Net
		and	Share-		Unrealized
		Restricted	Based	Ex Art	Gain/
	Legal	Stock	Payment	2349	(Loss)	Translation	Other
(thousands of euros)	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Total
Balance at January 1, 2012	34,403	64,016	7,832	1,708	1,539	87,111	(3,078)	193,531
Unrecognized net loss on derivative instruments	—	—	—	—	(2,863)	—	—	(2,863)
Unrecognized net gain on available-for-sale investment	—	—	—	—	9	—	—	9
Foreign currency translation	—	—	—	—	—	(46,705)	—	(46,705)
Other comprehensive loss	—	—	—	—	(2,854)	(46,705)	—	(49,559)
Share-based payment	—	—	12,349	—	—	—	—	12,349
Shares issued under stock award plans	—	5,165	(5,165)	(219)	—	—	—	(219)
Appropriation of 2011 income in accordance with Italian law	25	—	—	—	—	—	—	25
Other movements in equity	—	—	—	—	(570)	—	8	(562)
Balance at December 31, 2012	34,428	69,181	15,016	1,489	(1,885)	40,406	(3,070)	155,565

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Nature and purpose of other reserves

Legal reserve

The legal reserve is required by Italian law and must be increased by a minimum of 5% of net income for the year until the balance represents 20% of share capital.

Stock option and restricted stock reserve

The stock option and restricted stock reserve is used to record the fair value of stock options granted to employees that have been exercised and stock awards that vested during the year.

Share-based payment reserve

The share-based payment reserve represents the cumulative amount recorded for equity-settled share-based payment transactions that have not yet vested.  Increases relate to the charge for goods or services that are received in equity-settled share-based payment transactions.  Decreases relate to the fair value of stock awards that vested during the year.

Ex Art 2349 reserve

The ex art 2349 reserve was established by shareholders’ resolution in accordance with GTECH’s by-laws, as appropriated from income of the Company, to serve share-based payment plans.

Net unrealized gain/(loss) reserve

The net unrealized gain/(loss) reserve is used to record:

•                  the fair value of interest rate swaps assessed to be highly effective;

•                  the unrecognized net gain or loss on other derivative instruments assessed as being highly effective and available-for-sale investments;

•                  actuarial gains and losses arising from defined benefit plans; and

•                  the deferred gain, net of amortization, related to our agreement to lock in interest rates to hedge €750 million of capital securities.

Translation reserve

The translation reserve is used to record:

•                  exchange differences that arise from the translation of the financial statements of foreign subsidiaries, joint ventures and joint operations; and

•                  exchange differences that arise on monetary items that, in substance, form part of the net investment in foreign operations (such as intragroup loans where settlement is neither planned nor likely to occur in the foreseeable future).

Other reserve

Other reserve is used to record the purchase of a non-controlling interest and other equity transactions not included in a category above.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Non-controlling interests

Activity with non-controlling interests during 2014 and 2013 was recorded in the consolidated statement of changes in equity as follows (€ thousands):

For the year ended December 31, 2014

	Non-controlling interest
Name of subsidiary	Return of capital	Dividend distribution	Capital contributions
Lotterie Nazionali S.r.l.	(42,267)	(24,142)	—
SW Holding S.p.A.	(12,878)	(7,589)	—
Consorzio Lotterie Nazionali	(10)	—	—
Lottomatica International Greece S.r.l.	(8)	—	—
GTECH Latin America Corporation	—	(1,348)	—
Northstar Lottery Group, LLC	—	—	11,586
Northstar New Jersey Lottery Group, LLC	—	—	3,029
Big Easy S.r.l.	—	—	2,842
	(55,163)	(33,079)	17,457

For the year ended December 31, 2013

	Non-controlling interest
Name of subsidiary	Return of capital	Dividend distribution	Capital contributions
Lotterie Nazionali S.r.l.	(22,203)	(24,729)	—
SW Holding S.p.A.	(14,739)	(8,417)	—
Consorzio Lotterie Nazionali	(3,145)	(455)	—
GTECH Latin America Corporation	—	(461)	37
Northstar New Jersey Lottery Group, LLC	—	—	64,966
Northstar Lottery Group, LLC	—	—	10,006
	(40,087)	(34,062)	75,009

Return of capital

The return of capital paid to the non-controlling interests of Lotterie Nazionali S.r.l. and SW Holding S.p.A. during the twelve months ended December 31, 2014 and 2013 arose from the agreement made on the formation of these companies that capital reductions would be made in future periods.  These capital reductions are performed in proportion to shareholdings and therefore do not impact the share ownership structure.

Capital contributions

Capital contributions relate to contributions made during the periods by both GTECH and the relevant non-controlling interest.  Capital contributions are made in proportion to the relevant shareholdings and therefore do not result in a change in the proportionate shareholding of the relevant parties.  Capital contributions include non-cash and cash inflows as follows (€ thousands):

	For the year ended December 31,
	2014	2013
Non-cash	11,269	3,036
Cash	6,188	71,973
	17,457	75,009

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Northstar New Jersey Lottery Group, LLC capital contribution

In June 2013, Northstar New Jersey Lottery Group, LLC (“Northstar NJ”), a consolidated joint venture in which GTECH Corporation indirectly holds an approximate 41% interest, entered into an Agreement (the “Agreement”) with the State of New Jersey, Department of the Treasury, Division of Purchase and Property and Division of Lottery (the “Division of Lottery”) whereby Northstar NJ manages a wide range of the Division of Lottery’s marketing, sales, and related functions which is subject to the Division of Lottery’s continuing control and oversight over the conduct of lottery operations.  In connection with the Agreement, Northstar NJ paid the State an upfront payment of $120 million (€91.7 million at the June 2013 acquisition date).  For the year ended December 31, 2013, $71.2 million, or €54.4 million of the €65.0 million capital contribution disclosed above was related to this upfront payment.

Acquisition of additional interest in SW Holding S.p.A.

On March 25, 2014, we acquired from UniCredit S.p.A. (“UniCredit”), through the exercise of a call option, the entire 12.5% interest held by UniCredit in SW Holding S.p.A. (“SW”) for cash consideration of €72.2 million.  Details of the transaction are as follows (€ thousands):

Cash consideration paid to non-controlling shareholders	(72,183)
Transaction costs	(145)
Total cash consideration	(72,328)
Fair value of the call option	(480)
Reduction of equity	(72,808)
Carrying value of interest acquired	(63,751)
Excess charged to retained earnings	(9,057)

In 2010, through its investment in SW, UniCredit had made an indirect equity investment in Lotterie Nazionali S.r.l.  (“LN”), a majority-owned GTECH subsidiary that holds an instant ticket concession license in Italy.  GTECH’s direct and indirect ownership in LN has increased from 51.5% to 64% as a result of the buyout of UniCredit’s interest.

Capital reallocation

In January 2011, Northstar Lottery Group, LLC (“Northstar”), a consortium in which GTECH Corporation holds an 80% controlling interest, entered into a ten-year lottery management services contract (the “Illinois Contract”) with the State of Illinois.  Under GTECH Corporation’s operating agreement with the non-controlling shareholder in Northstar, Northstar profits and losses are allocated 80% to GTECH Corporation and 20% to the non-controlling shareholder, in accordance with their respective ownership interests, subject to the following:

•                  First, the non-controlling shareholder’s initial capital contributions amortize on a straight line basis (“Base Amortization Amount”) over the ten-year term of Northstar’s agreement with the Illinois lottery, and the non-controlling shareholder has a profit allocation preference to the extent of its unamortized capital.

•                  Second, profits are then allocated in accordance with any additional capital contributions (over and above the non-controlling shareholder’s initial capital contribution commitments of up to US$15 million) before any remaining profits are allocated on an 80/20 basis.

•                  Third, in the event that there is a net loss in a given year, and such net loss exceeds the Base Amortization Amount for such year, the amount that the non-controlling shareholder is required to amortize in such year is equal to the full amount of the net loss, up to the amount of the non-controlling shareholder’s then remaining unamortized capital (“Modified Amortization Amount”).  This modified net loss (either the Base Amortization Amount or Modified Amortization Amount, whichever is greater) does not affect the allocation of such loss (which remains on an 80/20 basis), but does accelerate the reduction of the non-controlling shareholder’s unamortized capital.

•                  Fourth, the operating agreement provides for an annual capital reallocation (on an 80/20 basis) between GTECH Corporation and the non-controlling shareholder, to the extent of the Base Amortization Amount or Modified Amortization Amount, whichever is greater, in such year.

During 2014 and 2013, €2.3 million and €1.7 million, respectively, of capital was reallocated between GTECH Corporation and the non-controlling shareholder in Northstar.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.       Information about subsidiaries and non-controlling interests

The material subsidiaries of the Company, whose principal activities are the provision of services and technology in the regulated worldwide gaming markets, are as follows:

	Country of Incorporation and	Equity interest held at December 31,
Name	Operation	2014	2013
GTECH Corporation	United States	100.00%	100.00%
GTECH Global Services Corporation Limited	Cyprus	100.00%	100.00%
GTECH Canada ULC	Canada	100.00%	100.00%
Lottomatica Videolot Rete S.p.A.	Italy	100.00%	100.00%
Lotterie Nazionali S.r.l.	Italy	64.00%	51.50%
SW Holding S.p.A.	Italy	0.00%	71.43%

A complete listing of the subsidiaries and affiliates of the Company, along with jurisdiction and ownership interest, is provided in the “List of Subsidiaries and Affiliates” section of this report.

The Company has not made any significant judgments or assumptions in determining that it has control of subsidiaries of the Company.

Financial information of subsidiaries that have material non-controlling interests (“NCI”) is as follows:

	Proportion of equity interest held by NCI
Name	2014	2013
Lotterie Nazionali S.r.l.	36.00%	49.50%
SW Holding S.p.A.	0.00%	28.57%

	December 31,
Accumulated balances of NCI (€ thousands)	2014	2013
Lotterie Nazionali S.r.l.	195,147	243,840
SW Holding S.p.A.	—	77,745
All other NCI’s	86,667	82,035
	281,814	403,620

	For the year ended December 31,
Profit (loss) allocated to NCI (€ thousands)	2014	2013
Lotterie Nazionali S.r.l.	23,471	24,245
SW Holding S.p.A.	—	6,402
All other NCI’s	(9,171)	(846)
	14,300	29,801

The summarized financial information of these subsidiaries is provided below.  This information is based on amounts before intercompany eliminations.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summarized income statement for 2014

(€ thousands)	Lotterie Nazionali S.r.l.	SW Holding S.p.A.
Revenue	370,023	—
Costs	267,536	—
Operating income	102,487	—
Other income and deductions	(5,182)	—
Income before income tax	97,305	—
Income tax expense	(32,105)	—
Net income	65,200	—
Attributable to non-controlling interests	23,471	—
Dividends paid to non-controlling interests	24,142	7,589
Capital returned to non-controlling interests	42,267	12,878

Summarized income statement for 2013

(€ thousands)	Lotterie Nazionali S.r.l.	SW Holding S.p.A.
Revenue	377,292	30,053
Costs	273,371	143
Operating income	103,921	29,910
Other income and deductions	(3,831)	1
Income before income tax	100,090	29,911
Income tax expense	(32,742)	(386)
Net income	67,348	29,525
Attributable to non-controlling interests	24,245	6,402
Dividends paid to non-controlling interests	24,729	8,417
Capital returned to non-controlling interests	22,203	14,739

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summarized statement of financial position at December 31, 2014

(€ thousands)	Lotterie Nazionali S.r.l.	SW Holding S.p.A.
Non-current assets	433,406	—
Current assets	520,840	—
	954,246	—
Equity	542,075	—

Current liabilities	412,171	—
Total Equity and Liabilities	954,246	—

Attributable to owners of the parent	759,099	—
Non-controlling interest	195,147	—

Summarized statement of financial position at December 31, 2013

(€ thousands)	Lotterie Nazionali S.r.l.	SW Holding S.p.A.
Non-current assets	525,544	259,181
Current assets	480,008	32,331
	1,005,552	291,512
Equity	659,349	291,422

Current liabilities	346,203	90
Total Equity and Liabilities	1,005,552	291,512

Attributable to owners of the parent	761,712	213,767
Non-controlling interest	243,840	77,745

On March 25, 2014, GTECH S.p.A. acquired the remaining 28.25% interest in SW Holding S.p.A. from UniCredit S.p.A., increasing its ownership interest to 100%.  On December 1, 2014 (effective from December 3, 2014), SW Holding S.p.A. was merged with and into GTECH S.p.A.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.       Debt

	December 31,
(€ thousands)	2014	2013
Long-term debt, less current portion
Revolving Credit Facilities	721,938	—
2010 Notes (due 2018)	484,837	496,128
2012 Notes (due 2020)	472,229	492,851
Capital Securities	45,280	743,803
2009 Notes (due 2016)	—	756,558
Facilities	—	150,446
Other	1,454	1,474
	1,725,738	2,641,260
Short-term borrowings
Short-term borrowings	8,895	851
	8,895	851
Current portion of long-term debt (*)
Capital Securities	747,585	46,406
2010 Notes (due 2018)	24,549	24,549
2012 Notes (due 2020)	14,408	14,408
Revolving Credit Facilities	189	—
Facilities	—	125,901
2009 Notes (due 2016)	—	2,926
Other	147	306
	786,878	214,496
Total debt	2,521,511	2,856,607

* Current portion of long-term debt includes accrued interest

The key terms of our material debt are summarized as follows:

Borrowing	Initial Principal Amount	Interest Rate (Per Annum)	Maturity
Revolving Credit Facilities	$1.4 billion and €850 million (a)	LIBOR or EURIBOR + margin	November 2019
2010 Notes (due 2018)	€500 million	5.375% (b)	February 2018
2012 Notes (due 2020)	€500 million	3.5% (b)	March 2020
Capital Securities	€750 million	8.25% through March 2016 Six-month EURIBOR + 505 basis points thereafter	March 2066

Debt issuance costs, which are net against amounts borrowed, are amortized to interest expense through the maturity dates with the exception of the Capital Securities that are amortized through April 2016, the date the Capital Securities can be redeemed at par.

(a) maximum principal amount

(b) subject to adjustment as described below

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revolving Credit Facilities

On November 4, 2014, GTECH S.p.A. and GTECH Corporation entered into a five-year senior facilities agreement with a syndicate of international banks providing for the following credit facilities:

Facility	Borrower
$1.4 billion multi-currency revolving credit facility (the “US Dollar Revolving Credit Facility”)	GTECH Corporation
€850 million multi-currency revolving credit facility (the “Euro Revolving Credit Facility”)	GTECH S.p.A.

The US Dollar Revolving Credit Facility and the Euro Revolving Credit Facility are collectively referred to as the “Revolving Credit Facilities”.

Upon completion of the acquisition of IGT, the US Dollar Revolving Credit Facility increased to $1.5 billion.  The Revolving Credit Facilities may be utilized by way of letters of credit up to certain sub-limits and the US Dollar Revolving Credit Facility may be used by way of US dollar swingline loans.  The Revolving Credit Facilities may be used for general corporate purposes, including repayment of existing indebtedness.

We repaid outstanding amounts due under our Term Loan Facility (as defined below) and Revolving Facility B (as defined below) with proceeds of utilizations under the Revolving Credit Facilities.

GTECH S.p.A. and GTECH Corporation are the original borrowers and original guarantors under the agreement for the Revolving Credit Facilities.  A mechanism is included in the agreement for the Revolving Credit Facilities to enable certain subsidiaries to accede as borrowers subject to certain conditions and also requires that subsidiaries representing 85% of adjusted group assets and 85% of adjusted group EBITDA guarantee the obligations of the borrowers under the Revolving Credit Facilities.

Interest is generally payable between one and six months in arrears at a variable interest rate plus a margin based on our long-term credit ratings.  At December 31, 2014, the effective interest rate on the Revolving Credit Facilities was 1.78%.

The agreement for the Revolving Credit Facilities provides that the following fees are payable quarterly in arrears:

Fee	Terms
Commitment	Between 35% and 37.5% of the applicable margin depending on our long-term credit ratings per annum on the aggregate undrawn and uncancelled amount of the Revolving Credit Facilities

Utilization	Payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate determined upon such drawn amount

The agreement for the Revolving Credit Facilities contains, among other terms, covenants with respect to the maintenance of certain financial ratios and restrictions with respect to:

•                  payment of dividends and making of distributions to shareholders;

•                  changing the general nature of our business;

•                  incurrence of certain indebtedness by subsidiaries which are not borrowers or guarantors;

•                  granting of certain guarantees;

•                  granting certain security;

•                  disposing of assets; and

•                  making of certain acquisitions.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Violation of these covenants may result in the full principal amounts of the Revolving Credit Facilities being immediately payable upon written notice.  At December 31, 2014, we were in compliance with all covenants.

Letters of Credit

In connection with certain customer contracts, we are required to issue letters of credit that primarily secure our performance under customer contracts.  For letters of credit outside of the Revolving Credit Facilities, we enter into agreements as required and pay a fee to the third party based on the amount issued.

	Letters of Credit Outstanding
(€ thousands)	Outside the Revolving Credit Facilities	Under the Revolving Credit Facilities	Total	Weighted Average Annual Cost
December 31, 2014	655,957	—	655,957	0.94%

Notes

GTECH S.p.A. issued notes in December 2010 due 2018 (the “2010 Notes (due 2018)”), and December 2012 due 2020 (the “2012 Notes (due 2020)”) (the 2010 Notes (due 2018) and 2012 Notes (due 2020) are collectively, the “Notes”) which are all unconditionally and irrevocably guaranteed by GTECH Corporation, GTECH Holdings Corporation, GTECH Rhode Island LLC and Invest Games S.A.  The Notes are listed on the Luxembourg Stock Exchange and have received credit ratings of Baa3 and BBB- by Moody’s Investors Service Inc. (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), respectively.  GTECH Holdings Corporation, GTECH Rhode Island LLC and Invest Games S.A. are collectively referred to as the “Other Guarantors”.

GTECH S.p.A. may redeem the Notes in whole, but not in part, as follows:

•                  at the greater of 100% of their principal amount together with any accrued interest or at an amount specified in the trust deeds governing the Notes; and

•                  at 100% of their principal amount in the event of certain changes affecting taxation in Italy, the United States or Luxembourg.

Holders of the Notes may require GTECH S.p.A. to redeem such issuance in whole or in part at 100% of their principal amount plus accrued interest following the occurrence of certain specified events.

Interest is payable at fixed interest rates that are subject to a 1.25% per annum adjustment in the event of an increase or decrease in credit ratings.  The adjustment is subject to a 6.625% ceiling and a 5.375% floor for the 2010 Notes (due 2018) and a 4.75% ceiling and a 3.5% floor for the 2012 Notes (due 2020).

Interest is payable annually in arrears as follows:

Borrowing	Payment Date
2010 Notes (due 2018)	February 2
2012 Notes (due 2020)	March 5

On October 23, 2014, GTECH S.p.A. solicited the holders of each series of the Notes to approve by extraordinary resolutions proposals to: (1) approve the merger of GTECH S.p.A. with and into Georgia Worldwide Plc (now known as International Game Technology Plc) (the “Holdco Merger”) and certain related transactions generally and in accordance with and for purposes of any applicable statutory or court creditor process, (2) agree that no put event (as defined in the conditions of each series of the Notes) will be deemed to occur as a result of or in connection with the Holdco Merger and such related transactions and (3) waive any and all events of default, potential events of default (as such terms are defined in the trust deed governing each series of the Notes) and any other breach of the conditions of each series of the Notes or the trust deeds governing the Notes that had been, are or may be, within the period of 12 months from the passing of the extraordinary resolutions, triggered by or in connection with Holdco Merger or such related transactions.  On November 24, 2014, holders of the requisite principal amounts of each series of the Notes passed extraordinary resolutions approving the proposals.  GTECH S.p.A. paid an aggregate of €31.3 million in consent fees to the relevant holders of the Notes in connection therewith with proceeds of utilizations under the Revolving Credit Facilities.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

GTECH S.p.A. also issued notes in December 2009 due 2016 (the “2009 Notes (due 2016)”) which were unconditionally and irrevocably guaranteed by GTECH Corporation and the Other Guarantors.  The 2009 Notes (due 2016) were listed on the Luxembourg Stock Exchange and received credit ratings of Baa3 and BBB- by Moody’s and S&P, respectively.  Interest on the 2009 Notes (due 2016) was payable at a fixed interest rate of 5.375% per annum that was subject to a 1.25% per annum adjustment in the event of an increase or decrease in credit ratings.

On December 8, 2014, GTECH S.p.A. redeemed the 2009 Notes (due 2016) for a redemption price of €823.0 million with proceeds of utilizations under the Revolving Credit Facilities.  In connection with the redemption, GTECH S.p.A. paid a €73.0 million make-whole to note holders and wrote off unamortized debt issuance costs of €2.6 million.  GTECH S.p.A. also held €150 million notional amount of interest rate swaps, which were designated as hedges of fixed interest rates with respect to the 2009 Notes (due 2016), which were settled in December 2014 in connection with the redemption, resulting in a €8.3 million gain.  See Note 30 for additional information.

Capital Securities

GTECH S.p.A. issued subordinated interest-deferrable capital securities due 2066 in May 2006 (the “Capital Securities”) which are redeemable at maturity, at par from March 31, 2016 or at any interest payment date thereafter, upon the occurrence of certain tax events, through open market purchases, by public cash tender offer or if a change of control event occurs.  The Capital Securities are listed on the Luxembourg Stock Exchange and received credit ratings of Ba2 and BB by Moody’s and S&P, respectively.

Interest is payable annually at a fixed interest rate through March 31, 2016 and thereafter has a variable interest rate payable semi-annually.

The terms of the Capital Securities allow GTECH S.p.A. to optionally defer interest payments and mandates deferral of interest payments if GTECH S.p.A. is in breach of the coverage ratio as defined in the trust deed.  Under certain specified circumstances, GTECH S.p.A. is required to settle deferred interest payments with cash and in some circumstances from the proceeds of an issue, offer and sale of equity.  GTECH S.p.A. paid €61.9 million of interest on the Capital Securities in 2014 and 2013.

GTECH S.p.A. is required to authorize the issuance of ordinary shares in accordance with a resolution approved by its shareholders.  At each annual general meeting, the value of the ordinary shares authorized for issuance must be at least equivalent to the interest payments due during the following two-year period.  As of December 31, 2013, the authorization was in place for the issuance of capital up to €125 million.  Interest payments over the next two years are approximately €124 million.

On December 18, 2014, GTECH S.p.A invited the holders of the Capital Securities to: (1) tender the Capital Securities for purchase by GTECH S.p.A. for cash and (2) approve proposals by extraordinary resolutions to: (a) acknowledge that a condition of the Capital Securities did not apply to the offer to purchase the Capital Securities and (b) approve certain amendments to the conditions of the Capital Securities and the trust deed governing the Capital Securities.

In January 2015, after the close of calendar 2014, holders of the Capital Securities tendered €704.5 million of the Capital Securities for purchase by GTECH S.p.A. and holders of the requisite principal amount of the Capital Securities passed extraordinary resolutions approving the proposals and GTECH S.p.A. purchased all of the Capital Securities tendered for purchase and paid an aggregate of €816.9 million in consideration to the relevant holders of the Capital Securities in connection therewith with proceeds of utilizations under the Revolving Credit Facilities.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Facilities

We had the following unsecured and unsubordinated credit facilities (which were scheduled to expire in 2015):

Facility	Borrower
$700 million term loan (the “Term Loan Facility”)	GTECH Corporation
€500 million multi-currency revolving credit facility (“Revolving Facility A”)	GTECH Corporation
€400 million multi-currency revolving credit facility (“Revolving Facility B”)	GTECH S.p.A.

Revolving Facility A and Revolving Facility B are collectively referred to as the “Revolving Facilities” and the Term Loan Facility and the Revolving Facilities are collectively referred to as the “Facilities”.

The Term Loan Facility and Revolving Facility A were fully and unconditionally guaranteed by GTECH S.p.A. and the Other Guarantors.  Revolving Facility B was fully and unconditionally guaranteed by GTECH Corporation and the Other Guarantors.

In November 2014, we terminated the agreement for the Facilities and repaid outstanding amounts due under the Term Loan Facility of $385.0 million (€308.4 million) with proceeds of utilizations under the Revolving Credit Facilities and we wrote off unamortized debt issuance costs of €2.8 million.  See Note 29 for additional information.

Interest was generally payable between one and six months in arrears at a variable interest rate plus a margin based on our ratio of total net debt to earnings before interest, taxes, depreciation and amortization.  At December 31, 2013, the effective interest rate on the Facilities was 1.25%.

The agreement for the Facilities provided that certain fees were payable quarterly in arrears as follows:

Fee	Terms
Commitment	37.5% of margin per annum on the total available commitment under the Revolving Facilities

Utilization	Between 0% and 0.4% per annum based on the average daily amount outstanding under the Revolving Facilities

The agreement for the Facilities contained, among other terms, covenants with respect to the maintenance of certain financial ratios and restrictions with respect to:

•                  payment of dividends and making of distributions to shareholders;

•                  changing the general nature of our business;

•                  incurrence of certain indebtedness by subsidiaries which are not borrowers or guarantors;

•                  granting of certain guarantees;

•                  granting certain security;

•                  disposing of assets;

•                  making certain acquisitions; and

•                  limitations on the repayment, cancellation, redemption, purchase and repurchases of the Capital Securities.

Violation of these terms may have resulted in the full principal amounts of the Facilities being immediately payable upon written notice.  At December 31, 2013, we were in compliance with all covenants.

Letters of Credit

In connection with certain customer contracts, we were required to issue letters of credit that primarily secured our performance under customer contracts.  For letters of credit outside of the Revolving Facilities, we entered into agreements as required and paid a fee to the third party based on the amount issued.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Letters of Credit Outstanding
(€ thousands)	Outside the Revolving Facilities	Under the Revolving Facilities	Total	Weighted Average Annual Cost
December 31, 2013	689,602	1,194	690,796	1.05%

Bridge Facility

On July 15, 2014, in connection with our acquisition of IGT, GTECH S.p.A. obtained a debt commitment letter, pursuant to which affiliates of Credit Suisse AG, Barclays PLC and Citigroup Inc. provided commitments to fund a 364-day senior bridge term loan credit facility (the “Bridge Facility”) in an aggregate principal amount of approximately $10.7 billion, of which approximately 45% was denominated in euros and approximately 55% of which was denominated in US dollars.  The Bridge Facility consisted of four sub-facilities, the proceeds of which were to be used, among other things, to pay the cash portion of the merger consideration, to fund transaction expenses, to redeem and/or refinance existing specified indebtedness of GTECH S.p.A. and IGT, to the extent applicable, and to fund cash payments to GTECH S.p.A. shareholders exercising rescission rights.

Upon entering into the debt commitment letter for the Bridge Facility, we incurred a fee of €59.1 million (subsequently increased by €32.3 million), which was payable in full upon the earliest occurrence of certain events set forth in the related agreements, including, among others, the closing of the acquisition of IGT or the date the Bridge Facility terminated in accordance with its terms.  The fees of €91.4 million were recorded within current financial liabilities, with an offsetting entry in other current assets on the consolidated statements of financial position.  The cost deferred in other current assets is being amortized to interest expense over the estimated duration of the Bridge Facility (11½ months beginning July 15, 2014).  In addition, a daily ticking fee accrued on the aggregate amount of the commitments in respect of the Bridge Facility during the period from and including July 15, 2014, to but excluding the date upon which the Bridge Facility was terminated, at a rate equal to 0.25% per annum.  The ticking fee was payable in full on the earlier of (i) termination or expiration of the commitment letter and (ii) the closing of the acquisition of IGT.  The ticking fee was recorded as interest expense in the consolidated income statement and accrued within current financial liabilities on the consolidated statements of financial position.  In 2014, we recorded €41.8 million of interest expense relating to the Bridge Facility and paid €52.7 million of Bridge Facility fees.

On February 16, 2015, after the close of calendar 2014, the Bridge Facility was automatically terminated following the issuance of the Temporary New Notes (as defined below).

Developments After Calendar Year 2014

Term Loan Facilities

In January 2015, GTECH S.p.A. entered into a four-year senior facilities agreement with a syndicate of European banks providing for two €400 million term loan facilities, the proceeds of which may be used for general corporate purposes, including repayment of existing indebtedness.  Upon the merger of GTECH S.p.A. with and into Georgia Worldwide PLC (now known as International Game Technology PLC) (“Holdco”), Holdco will become the borrower under one of the term loan facilities and a principal Italian operating subsidiary will become the borrower under the other term loan facility.

Credit Ratings

In January 2015, S&P announced that the credit ratings of the 2010 Notes (due 2018) and the 2012 Notes (due 2020) were decreased to BB+ and that the credit rating of the Capital Securities was decreased to B+.  As a result of the credit ratings actions with respect to the 2010 Notes (due 2018) and the 2012 Notes (due 2020), the interest rate applicable to the 2010 Notes (due 2018) has been increased from 5.375% to 6.625% per annum effective February 2, 2015 and the interest rate applicable to the 2012 Notes (due 2020) has been increased from 3.5% to 4.75% per annum effective March 5, 2015.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Temporary New Notes

In February 2015, GTECH S.p.A. caused Cleopatra Finance Limited, a special purpose vehicle incorporated in and existing under the laws of the Bailiwick of Jersey, to issue:

•                  $600,000,000 5.625% senior secured notes due 2020;

•                  $1,500,000,000 6.250% senior secured notes due 2022;

•                  $1,100,000,000 6.500% senior secured notes due 2025;

•                  €700,000,000 4.125% senior secured notes due 2020; and

•                  €850,000,000 4.750% senior secured notes due 2023

in the form of temporary new notes (the “Temporary New Notes”) and caused the proceeds of the Temporary New Notes to be deposited into escrow.  GTECH has used the proceeds of the Temporary New Notes (which have been exchanged for permanent notes issued by Holdco in connection with the completion of the Holdco Merger and the acquisition of IGT) to pay part of the cash component of the merger consideration for the acquisition of IGT and acquisition-related costs and possibly to refinance certain existing indebtedness of GTECH S.p.A. and IGT.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.       Provisions

(€ thousands)	Legal Matters	Tax Matters	Other	Total
Long-term provisions
Balance at January 1, 2014	8,485	1,106	7,908	17,499
Arising during the year	1,386	—	1,366	2,752
Utilized	(902)	—	(18)	(920)
Unused amounts reversed	(4,144)	—	(22)	(4,166)
Reclassifications	—	—	(2,940)	(2,940)
Foreign currency translation	803	10	—	813
Balance at December 31, 2014	5,628	1,116	6,294	13,038

Short-term provisions
Balance at January 1, 2014	—	—	1,185	1,185
Arising during the year	—	—	1,002	1,002
Utilized	—	—	(230)	(230)
Unused amounts reversed	—	—	(1,045)	(1,045)
Foreign currency translation	—	—	79	79
Balance at December 31, 2014	—	—	991	991

Legal matters

Provisions relate primarily to the legal matters discussed in Note 41 and are calculated based on management’s expectations of settlement determined with the assistance of legal counsel.

Tax matters (other than income taxes)

Provisions relate primarily to disputed tax assessments and reserves for regulatory audits and are calculated based on assessed taxes and expected payment of tax based on statutory rates.

Other

Provisions primarily consist of warranty and penalty provisions associated with the Italy segment and warranty provisions in the Americas and International segments which generally extend for 12 months on equipment sales and are calculated based on historical cost information.

22.       Other liabilities (non-current and current)

	December 31,
(€ thousands)	2014	2013
Other non-current liabilities
Deferred revenue	38,028	42,595
Staff severance fund (Note 36)	9,831	7,888
Contingent liabilities related to GTECH Corporation acquisition	6,951	7,395
Other	2,918	4,220
	57,728	62,098

	December 31,
(€ thousands)	2014	2013
Other current liabilities
Accrued expenses	96,927	93,204
Employee compensation	82,496	80,554
Taxes other than income taxes	68,931	72,560
Deferred revenue	49,566	56,738
Advance payments from customers	14,418	12,252
Advance billings	14,541	7,975
Minimum revenue guarantee	13,178	30,455
Other	16,357	8,002
	356,414	361,740

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

We recorded current liabilities related to the minimum revenue guarantees in the states of Illinois and Indiana as follows:

	($ thousands)			€ thousands
	Illinois	Indiana	Total	Illinois	Indiana	Total
Balance at January 1, 2014	42,000	—	42,000	30,455	—	30,455
Additions	40,000	17,647	57,647	29,287	13,947	43,234
Settlement	(82,000)	(1,647)	(83,647)	(67,540)	(1,231)	(68,771)
Foreign currency translation	—	—	—	7,798	462	8,260
Balance at December 31, 2014	—	16,000	16,000	—	13,178	13,178

The total minimum revenue guarantee settled with the State of Illinois in December 2014 was $97.5 million, of which $15.5 million was recorded as an offset to service revenue in our 2014 consolidated income statement.

The total minimum revenue guarantee for the State of Indiana was $17.6 million, of which $1.6 million was settled and $16.0 million remains outstanding at December 31, 2014.

See Note 38 for additional information.

23.       Raw materials, services and other costs

	For the year ended December 31,
(€ thousands)	2014	2013	2012
Operating expenses	778,785	813,594	845,091
Outside services	258,247	234,603	231,416
Cost of product sales	145,089	161,176	144,445
Consumables	116,669	125,664	132,908
Insurance, miscellaneous taxes and other	103,621	100,817	112,888
Occupancy	67,716	59,161	56,216
Telecommunications	52,002	57,794	55,962
Travel	26,354	31,246	31,060
Write-down of inventories	451	1,248	1,187
	1,548,934	1,585,303	1,611,173

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.       Personnel

	For the year ended December 31,
(€ thousands)	2014	2013	2012
Payroll	420,202	413,306	385,188
Incentive compensation	50,918	53,536	55,450
Statutory benefits	40,791	42,543	39,751
Company benefits	36,514	35,288	32,804
Share-based payment (Note 34)	7,768	8,611	12,349
Net benefits for staff severance fund (Note 36)	4,861	4,887	4,529
Other	10,564	10,095	9,275
	571,618	568,266	539,346

The Company’s worldwide employees are comprised of the following personnel:

	Number of employees
	As of December 31,		2014
Personnel Description	2014	2013	Average
Executives	504	485	498
Middle Management	1,265	1,240	1,256
All Other Permanent Employees	6,858	6,721	6,797
Employees with Temporary Employment Contracts	184	137	186
	8,811	8,583	8,737

25.       Depreciation

	For the year ended December 31,
(€ thousands)	2014	2013	2012
Systems, equipment and other assets related to contracts, net (Note 7)	235,791	241,257	236,065
Property, plant and equipment, net (Note 8)	13,686	13,342	13,856
	249,477	254,599	249,921

26.       Amortization

	For the year ended December 31,
(€ thousands)	2014	2013	2012
Intangibles amortization recognized in:
Amortization expense	206,336	189,684	185,909
Service revenue (contra-revenue)	91	90	92
	206,427	189,774	186,001

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.       Impairment loss (recovery), net

Impairment loss (recovery), net was recorded by the Company as detailed below:

	For the year ended December 31, 2014
(€ thousands)	Americas	International	Total
Systems, equipment and other assets related to contracts, net (Note 7)	—	655	655
Intangible assets, net (Note 10)	(2,423)	—	(2,423)
Investments in associates and joint ventures	—	1,319	1,319
Recovery	—	(1,746)	(1,746)
	(2,423)	228	(2,195)

	For the year ended December 31, 2013
(€ thousands)	Americas	International	Total
Systems, equipment and other assets related to contracts, net (Note 7)	—	6,313	6,313
Intangible assets, net (Note 10)	—	2,613	2,613
Investments in associates and joint ventures	—	939	939
Recovery	—	(3,807)	(3,807)
	—	6,058	6,058

	For the year ended December 31, 2012
(€ thousands)	Americas	International	Total
Systems, equipment and other assets related to contracts, net	—	480	480
Intangible assets, net	—	1,082	1,082
Investments in associates and joint ventures	—	4,481	4,481
Recovery	—	184	184
	—	6,227	6,227

Americas Segment

The 2014 net impairment recovery of €2.4 million in the Americas segment principally relates to the revised estimation of the future profitability of an existing customer contract resulting from changes in the terms and conditions of such contract.

International Segment

The 2014 net impairment loss of €0.2 million in the International segment principally relates to an impairment loss of €1.3 million of an investment in a joint venture due to a delay in governmental approval of an increase in prize payout levels and an impairment loss of €0.7 million in systems, equipment and other assets related to contracts, net due to the lower expected profitability of an international lottery contract over its remaining term, partially offset by a recovery of €1.7 million associated with an impairment loss recorded in 2008 related to a lottery system we deployed for an international customer which has not launched due to a sustained period of political instability.

The 2013 net impairment loss in the International segment of €6.1 million principally relates to a €6.3 million loss in systems, equipment and other assets related to contracts, net due to the lower expected profitability of an international lottery contract over its remaining term.  The impairment loss represents the write-down of the assets to their recoverable amount which was based on a value in use calculation determined using a weighted average after-tax discount rate of 11.9%.  The impairment recovery of €3.8 million resulted from the receipt of cash associated with an impairment loss recorded in 2008 related to a lottery system we deployed for an international customer which has not launched due to a sustained period of political instability.

The 2012 asset impairment loss in the International segment of €6.2 million principally relates to the lower expected profitability of an equity method joint venture due to a delay in governmental approval of an increase in prize payout levels.  The impairment loss represents the write-down of the investment to its recoverable amount which was based on value in use determined using a weighted average after-tax discount rate of 18.7%.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.       Unusual expense, net

	For the year ended December 31,
(€ thousands)	2014	2013

IGT acquisition costs	34,986	—
Gain on sale of ticketing business	(5,744)	—
	29,242	—

IGT acquisition costs

IGT acquisition costs include professional fees and expenses related to our acquisition of IGT.  See Note 5 for further information.

Gain on sale of ticketing business

The gain on sale of ticketing business relates to the July 2014 sale of our sports and events ticketing business (“LisTicket”) to the international operator TicketOne, CTS Eventim Group as follows (€ thousands):

Cash consideration	(13,905)
Net book value	409
Disposal of goodwill (Note 9)	7,752
Gain on sale of ticketing business	(5,744)

29.       Other expense

	For the year ended December 31,
(€ thousands)	2014	2013	2012

Make-whole	(72,999)	—	—
Debt issuance costs	(2,621)	—	—
Swap gain	8,321	—	—
Subtotal 2009 Notes (due 2016)	(67,299)	—	—
Debt issuance costs — Facilities	(2,837)	—	—
Total debt extinguishment costs	(70,136)	—	—
Other	(9,841)	(11,177)	(9,729)
	(79,977)	(11,177)	(9,729)

Debt extinguishment costs

In November 2014, we entered into a $2.6 billion (€2.1 billion at the December 31, 2014 exchange rate) five-year senior facilities agreement.  The agreement for the senior facilities provides for a $1.4 billion multi-currency revolving credit facility for GTECH Corporation and an €850 million multicurrency revolving credit facility for GTECH S.p.A.  Upon completion of the acquisition of IGT, the US dollar facility increased to $1.5 billion.

With proceeds from the Revolving Credit Facilities, we repaid outstanding amounts due under our Term Loan Facility and Revolving Facility B (which were scheduled to expire in 2015) and redeemed our 2009 Notes (due 2016), in November 2014 and December 2014, respectively.

In connection with the redemption of the 2009 Notes (due 2016), we paid a €73.0 million make-whole to note holders and wrote off unamortized debt issuance costs of €2.6 million.  We also held €150 million notional amount of interest rate swaps, which were designated as hedges of fixed interest rates on the 2009 Notes (due 2016), which were settled in December 2014, in connection with the redemption, resulting in a €8.3 million gain.

Unamortized debt issuance costs for the Term Loan Facility and Revolving Facility B of €2.8 million were written off in November 2014 as a cost of the debt extinguishment.

See Note 20 for additional information.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.       Interest expense

	For the year ended December 31,
(€ thousands)	2014	2013	2012
Capital Securities	(64,531)	(64,531)	(64,319)
Bridge facility	(41,753)	—	—
2009 Notes (due 2016)	(34,501)	(37,395)	(38,634)
2010 Notes (due 2018)	(28,041)	(27,696)	(27,652)
2012 Notes (due 2020)	(18,852)	(18,509)	(1,292)
Facilities	(9,183)	(11,360)	(16,703)
Revolving Credit Facilities	(2,280)	—	—
Other	(5,070)	(3,583)	(6,764)
	(204,211)	(163,074)	(155,364)

Interest expense on the Bridge Facility is comprised of (i) amortization of the Bridge Facility fees of €91.4 million, which is recorded within Other current assets on the consolidated statements of financial position and is being amortized over the estimated life of the Bridge Facility (11 ½ months beginning July 15, 2014), and (ii) a daily fee which accrues on the aggregate amount of the commitments during the period from and including July 15, 2014 to, but excluding, the date on which the Commitment letter is terminated or expires.

See Note 20 for details of the debt related components.

31.       Earnings per share

Basic earnings per share/ADRs is calculated by dividing net income for the year attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share/ADRs is calculated by dividing net income for the year attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the year along with the weighted average number of ordinary shares that would be issued upon the conversion of all potentially dilutive ordinary shares into ordinary shares.

GTECH’s American depositary receipts (ADRs) are negotiable certificates representing ordinary shares of GTECH.  The ratio of GTECH shares to ADRs is 1:1.

Basic and diluted earnings per share are calculated as follows:

	For the year ended December 31,
	2014	2013	2012
Numerator (€ thousands)
Net income for the year attributable to owners of the parent	83,825	175,434	233,136
Numerator for basic and diluted earnings per share	83,825	175,434	233,136

Denominator (thousands)
Basic weighted average number of ordinary shares	173,656	173,234	172,267
Potential dilutive effect of stock options and restricted shares	35	—	73
Diluted weighted average number of ordinary shares	173,691	173,234	172,340

Basic earnings per share/ADRs	€0.48	€1.01	€1.35
Diluted earnings per share/ADRs	€0.48	€1.01	€1.35

There were approximately 1.6 million and 0.5 million potential ordinary shares at December 31, 2014 and 2013, respectively, that were excluded from the weighted average number of ordinary shares for the purposes of diluted earnings per share because their effect would have been anti-dilutive.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.       Components of other comprehensive income

	For the year ended December 31,
(€ thousands)	2014	2013	2012
Cash flow hedges:
Gains (losses) arising during the year	3,875	(1,322)	(2,810)
Reclassification adjustments for gains included in the income statement	(367)	(171)	(1,145)
	3,508	(1,493)	(3,955)

33.       Research and development costs

The aggregate amount of research and development expenditures recognized as expense during 2014, 2013 and 2012 was €84.1 million, €77.6 million, and €72.2 million, respectively.

34.       Share-based payments

Stock options and restricted shares are granted annually to key employees of the Company as approved by the Board of Directors under two types of equity-settled share-based payment plans as described below.

Stock Option Plans

The Company grants stock options under a performance based plan with an exercise price that is equal to the average price of GTECH S.p.A.’s ordinary shares one month prior to the grant date.  The maximum term of an option is six years and there are no cash settlement alternatives.

Restricted Share Plans

The Company grants restricted shares under a performance based plan and recipients of the shares do not pay any cash consideration for the shares.  The maximum term of the shares is five years and they may be settled in cash at the Company’s option.  The Company does not have a past practice of cash settlement and does not plan to cash settle shares in the future.

The stock options and restricted shares vest subject to the satisfaction of the following:

•                  Performance conditions related to the Company’s EBITDA (earnings before interest, taxes, depreciation and amortization) over a three-year period;

•                  Performance conditions related to the Company’s net financial position at the end of the three-year period; and

•                  The employees remaining in service to the Company.

Stock options and restricted shares partially vest upon achievement of 90% or more of the performance conditions and if the performance conditions are not met, they are forfeited.

Modifications

During the second quarter of 2014, modifications were made to the performance conditions of certain of our performance based plans but did not result in any incremental fair value required to be recognized as expense.  These modifications, along with changes to current vesting expectations, resulted in a cumulative expense adjustment.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock option movements in the year

The movement in the number of stock options outstanding and the related weighted average exercise prices are as follows:

	2014		2013
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	5,805,432	€16.84	6,284,372	€14.80
Granted during the year	2,066,213	18.71	1,616,385	20.05
Forfeited during the year	(66,732)	17.44	(769,434)	12.13
Exercised during the year	(304,619)	12.60	(1,198,191)	12.13
Expired during the year	(487,953)	29.39	(127,700)	29.45
Outstanding at end of year	7,012,341	16.70	5,805,432	16.84

Exercisable at end of year	1,781,941	€12.69	1,002,841	€20.51

The weighted average share price for stock options exercised during 2014 and 2013 was €19.15 and €20.29, respectively.

The range of exercise prices and weighted average remaining contractual life for stock options outstanding are as follows:

	As of December 31, 2014		As of December 31, 2013
Exercise Price or Range of Exercise Prices	Stock Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Stock Options Outstanding	Weighted Average Remaining Contractual Life (Years)
€10.89 - €15.25	3,367,129	2.65	3,707,534	3.57
€18.71 - €20.05	3,645,212	4.90	1,611,731	5.33
€ 29.45	—	—	486,167	0.33
	7,012,341		5,805,432

Fair value of grants during the year

The fair value of stock options granted is estimated at the date of grant using a binomial model, taking into account the terms and conditions upon which the stock options were granted.  The weighted average fair value of stock options granted during 2014 and 2013 was €2.33 per share and €3.49 per share, respectively.

Inputs to the binomial model used to estimate the fair value are as follows:

	2014	2013
Dividend yield (%)	3.63	4.27
Expected volatility (%)	27.72	28.09
Risk-free interest rate (%)	0.25	0.58
Expected life of the stock option (in years)	4.49	4.54
Weighted average share price (€)	17.62	21.46
Exercise price (€)	18.71	20.05

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The expected volatility assumes the historical volatility is indicative of future trends, which may not be the actual outcome.  The expected life of the stock option is based on historical data and is not necessarily indicative of exercise patterns that may occur.  No other features of stock option grants were incorporated into the measurement of fair value.

Restricted share grants

Performance based restricted shares granted during 2014, 2013 and 2012 and their weighted average fair value at the date of grant, which represents the average share price during the employee grant acceptance period, are as follows:

	2014	2013	2012
Granted during the year	426,625	618,005	794,571
Weighted average fair value at the date of grant	€17.62	€21.46	€16.34

Expense charged to the income statement

The expense recognized during the year arising from employee share-based payment plans and included in personnel in our consolidated income statement was as follows:

	For the year ended December 31,
(€ thousands)	2014	2013	2012
Performance based stock options	2,245	2,163	3,487
Performance based restricted shares	5,523	6,448	8,862
	7,768	8,611	12,349

35.       Dividends paid and declared

	December 31,
(€ thousands)	2014	2013
Cash dividend declared and paid on ordinary shares:
Dividend for 2014: €0.75 per share (2013: €0.73 per share)	130,525	125,920

Cash dividend declared on ordinary shares:
Interim dividend payable in January 2015 for 2014: €0.75 per share	129,594	—

36.       Employee benefits

Staff Severance Fund

The Company has a defined benefit plan (staff severance fund) to provide certain post-employment benefits to Italian employees following termination from the Company.  Italian employees may choose to participate in an unfunded plan within the Company or transfer their plan balance to independent external funds.  These benefits are funded only to the extent paid to the external funds.  The cost of providing benefits under the plan, for those employees that participate in the unfunded plan within the Company, is determined using the projected unit credit actuarial valuation method.  The cost of providing benefits for those employees that choose to transfer their plan to independent external funds are considered as defined contributions and are accrued as the employees render the related service.  The defined benefit liability represents the present value of the Company’s defined benefit obligation.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the components of net benefit expense recognized during the year for the staff severance fund, which is included in personnel in our consolidated income statement.

	For the year ended December 31,
(€ thousands)	2014	2013	2012
Current service cost	4,861	4,887	4,593
Actuarial gain	—	—	(64)
Net benefit expense	4,861	4,887	4,529

Changes in the present value of the defined benefit obligation are as follows:

	December 31,
(€ thousands)	2014	2013
Balance at beginning of year	7,888	7,023
Current service cost	4,861	4,887
Remeasurement gains in other comprehensive income	1,452	922
Acquisition	710	46
Interest cost	264	—
Benefits paid	(5,344)	(4,990)
Balance at end of year	9,831	7,888

The present value of the defined benefit obligation at December 31, 2012, 2011, and 2010 was €7.0 million, €7.3 million, and €7.5 million, respectively.

The principal assumptions used in determining the defined benefit obligation are shown below:

	December 31, 2014		December 31, 2013
	Managers	Other employees	Managers	Other employees
Assumed inflation rate	2.00%	2.00%	2.00%	2.00%
Discount rate	2.00%	2.00%	3.50%	3.50%
Future salary increases:
Up to age 40	2.75%	2.50%	2.75%	2.50%
Age between 40 and 55	2.50%	2.25%	2.50%	2.25%
Age greater than 55	2.25%	2.00%	2.25%	2.00%

Termination Benefits

Termination benefits expense, primarily related to salary continuation and continued medical benefits coverage for employees who were terminated during the year, was €7.7 million and €11.2 million in 2014 and 2013, respectively.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.       Related party disclosures

	December 31,
(€ thousands)	2014	2013
Tax related receivables	39,045	23,749
Trade receivables	75	34
De Agostini Group	39,120	23,783

Trade receivables	69	247
Ringmaster S.r.l.	69	247
Total related party receivables	39,189	24,030

Tax related payables	122,403	81,232
Trade payables	2,685	8,549
De Agostini Group	125,088	89,781

Trade payables	1,243	2,399
Ringmaster S.r.l.	1,243	2,399
Total related party payables	126,331	92,180

Tax related receivables and payables arise from the tax consolidation performed at the De Agostini Group level.

The following table sets forth transactions with related parties in 2014, 2013 and 2012:

	For the year ended December 31,
(€ thousands)	2014	2013	2012
Service revenue and product sales
Ringmaster S.r.l.	405	247	297
De Agostini Group	288	71	159
CLS-GTECH Company Limited	—	—	263
	693	318	719
Raw materials, services and other costs
Ringmaster S.r.l.	11,209	6,861	435
De Agostini Group	958	5,544	4,901
Assicurazioni Generali S.p.A.	2,756	2,566	2,684
	14,923	14,971	8,020

De Agostini Group

GTECH S.p.A. is majority owned by De Agostini S.p.A.  Amounts receivable from De Agostini S.p.A. and subsidiaries of De Agostini S.p.A. (“De Agostini Group”) are non-interest bearing.

On May 8, 2013, GTECH S.p.A. entered into a framework agreement with De Agostini S.p.A pursuant to which De Agostini S.p.A. may make short-term loans to GTECH S.p.A. and GTECH S.p.A. may deposit cash with De Agostini S.p.A. on a short-term basis.  The framework agreement provides that any such transactions will be in compliance with existing third party loan covenants and concluded on an arm’s length basis.  As of December 31, 2014, no transactions under the framework agreement have been executed.  The facility details are as follows:

	As of December 31, 2014
(€ thousands)	Amounts Outstanding	Maximum Outstanding
Loans	—	134,118
Deposits	—	23,000

The maximum amount of loans that can be outstanding under the framework agreement is equal to 5% of the lesser of consolidated net equity and current market capitalization.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Ringmaster S.r.l.

The Company has a 50% interest in Ringmaster S.r.l., an Italian joint venture, which is accounted for using the equity method of accounting.  Ringmaster S.r.l. provides software development services for the Company’s interactive gaming business pursuant to an agreement dated December 7, 2011.  In addition to the amounts expensed to the income statement above, during 2014, Ringmaster S.r.l. provided software development services to the Company totaling €3.0 million (nil for 2013) which were capitalized to intangible assets, net in our consolidated statement of financial position.

Assicurazioni Generali S.p.A.

Assicurazioni Generali S.p.A. (“Generali”) owns approximately 3% of the Company’s outstanding shares at December 31, 2014.  Generali is a related party of the Company as the Chairman of the Company’s Board of Directors also serves on Generali’s Board of Directors.  In 2012, the Company entered into a lease agreement to lease the Company’s headquarters facility in Rome, Italy from a wholly-owned subsidiary of Generali.

CLS-GTECH Company Limited

The Company has a 50% interest in CLS-GTECH Company Limited (“CLS-GTECH”), which is accounted for using the equity method of accounting.  CLS-GTECH is a joint venture that was formed to provide a nationwide KENO system for Welfare lotteries throughout China.

Yeonama Holdings Co. Limited

The Company has a 30% interest in Yeonama Holdings Co. Limited (“Yeonama”), which is accounted for at fair value.  Yeonama is a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A., the Greek gaming and football betting operator.

Connect Venture CLP

In November 2011, the Company jointly with De Agostini S.p.A. and other of its subsidiaries, signed a letter of intent concerning an investment in Connect Ventures CLP, a venture capital fund which targets ‘‘early stage’’ investment operations, with the legal status of limited partnership under English law.  The fund has an initial duration of seven years, subject to an additional two year extension.

The fund is considered a related party due to the control exercised over the fund by De Agostini S.p.A., as a result of the size of its investment and because at least one key figure in the fund’s management is related to a number of leading representatives of De Agostini S.p.A., as well as directors of the Company.

2BCOM and ALL-IN ADV

Since the beginning of 2013, the Company, through its subsidiary Lottomatica Scommesse S.r.l., has been party to an agreement with 2BCOM S.r.l. and ALL-IN ADV S.r.l. regarding the launch of a TV channel dedicated generally to gambling.  2BCOM and ALL-IN ADV are both subsidiaries of De Agostini S.p.A. and are therefore considered related parties of the Company.  The venture is not considered significant to the Company’s business.

Compensation of Key Management Personnel

Key management personnel are those persons with authority and responsibility for planning, directing and controlling the activities of our Company and are comprised of six executive officers, including our Chief Executive Officer, Chief Financial Officer, and the four executives responsible for our operating segments and Products and Services organization.  The amounts recognized as expense during the year related to key management personnel are as follows:

	For the year ended December 31,
(€ thousands)	2014	2013	2012
Short-term employee benefits	10,579	9,457	7,840
Share-based payments	4,652	4,726	7,632
Post-employment benefits	308	292	248
	15,539	14,475	15,720

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.       Commitments and contingencies

Commitments

Acquisitions in the Italy segment

The Company has made a number of acquisitions in the Italy segment consisting of strategic investments to exploit growth opportunities in the Sports Betting and Machine Gaming markets.  Some of these acquisitions include provisions for the payment of contingent consideration if certain wager or network performance conditions are achieved.  Contingent consideration of €0.3 million and €0.3 million was paid during 2014 and 2013, respectively.  If the performance conditions continue to be achieved, the Company expects to pay the following additional amounts:

	December 31,
(€ thousands)	2014	2013
Within one year	446	722
After one year but not morre than five years	529	472
	975	1,194

CLS-GTECH Company Limited

The Company has a capital commitment to CLS-GTECH in the form of a non-interest bearing promissory note to be repaid at the discretion of the CLS-GTECH board of directors.  At December 31, 2014, the outstanding commitment was US$3.8 million (€3.1 million at the December 31, 2014 exchange rate), which is included in current financial liabilities in our consolidated statement of financial position.

Yeonama Holdings Co. Limited

In December 2013, the Company invested €19.8 million in Yeonama Holdings Co. Limited (“Yeonama”), a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A., the Greek gaming and football betting operator.  At December 31, 2014, the Company had a commitment to invest up to an additional €10.2 million in Yeonama, representing a total potential €30.0 million investment.

Guarantees and indemnifications

Northstar Lottery Group, LLC

In January 2011, Northstar Lottery Group, LLC (“Northstar”), a consortium in which GTECH Corporation holds an 80% controlling interest, entered into a ten-year lottery management services contract (the “Illinois Contract”), subject to early termination provisions, with the State of Illinois, acting through the Department of the Lottery (as the statutory successor to the Department of Revenue, Lottery Division) (the “State of Illinois”).  Under the Illinois Contract, Northstar, subject to the State of Illinois’s oversight, manages the day-to-day operations of the lottery and its core functions.  Northstar guaranteed the State of Illinois a minimum profit level for each fiscal year of the Illinois contract, commencing with the State of Illinois’ fiscal year ended June 30, 2012.  The amounts guaranteed and therefore owed by Northstar as shortfall payments under the Illinois Contract were in dispute.

In August 2014, the Illinois Governor’s Office directed the State of Illinois to end its relationship with Northstar, and in December 2014, the Illinois Contract was terminated pursuant to a termination agreement between Northstar, GTECH Corporation, Scientific Games International, Inc. (“SGI”), and the State of Illinois. Northstar will continue to provide lottery management services in Illinois for a transitional period, as outlined in the termination agreement.  GTECH Corporation will retain its separate facilities management contract through June 30, 2021.  Over one month after its execution by the Governor of Illinois and the State of Illinois, the Illinois Attorney General notified the State of Illinois that it “disapproves” of the “proposed” termination agreement.  Relying on the Attorney General’s “disapproval,” the Governor’s Office informed Northstar that it believed the termination agreement was invalid and unenforceable and therefore the Illinois Contract remained in effect.  Both Northstar and GTECH Corporation believe that the termination agreement is valid and binding on the parties.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As part of the December 2014 global settlement of disputes in the termination agreement between Northstar, GTECH Corporation, SGI, and the State of Illinois, the shortfall payments Northstar is required to make in relation to its obligation to guarantee minimum profit levels under the Illinois Contract for the fiscal years 2012, 2013 and 2014 have been agreed upon and settled for $21.8 million, $38.6 million and $37.1 million, respectively.  No further cash impact will result from this shortfall payments final determination.  Northstar will not be responsible for the payment of any other shortfall payment, nor will it be entitled to receive any incentive compensation, for all or any portion of fiscal year 2015, or any subsequent fiscal year.

Included in non-current assets on our consolidated statement of financial position at December 31, 2014 is €56.1 million related to the minimum revenue guarantee which we are amortizing against service revenue over its estimated useful life.  In our 2014 fourth quarter we recorded $18.0 million (€14.8 million) as a reduction of service revenue related to the global settlement.

GTECH Indiana, LLC

In October 2012, GTECH Indiana, LLC (“GTECH Indiana”), a wholly-owned subsidiary of GTECH Corporation, entered into a 15-year agreement (the “Indiana Agreement”), with the State Lottery Commission of Indiana (the “State of Indiana”) that ends June 30, 2028, subject to early termination provisions, with transition services that commenced immediately, and with full services that began on July 1, 2013.  Under the Indiana Agreement, GTECH Indiana manages the day-to-day operations of the lottery and its core functions subject to the State’s control over all significant business decisions.  The Indiana Agreement may be extended through June 30, 2038, with such extensions based on economic performance metrics identified in the Indiana Agreement.

The State of Indiana may terminate the Indiana Agreement early under several scenarios such as (a) for convenience with a 90 day notice, (b) for a change in control of GTECH Indiana not approved by the State of Indiana, (c) under an event of default by GTECH Indiana, or (d) in the event that Net Income Shortfalls (as defined below) equal more than 10% of the applicable Bid Net Income (as defined below) in any two consecutive contract years, or any three contract years in a five contract year period.  Should the State of Indiana terminate the Indiana Agreement for convenience, the State of Indiana would be obligated to pay GTECH Indiana a termination fee based on the terms outlined in the Indiana Agreement.  GTECH Indiana may also terminate the Indiana Agreement under limited circumstances, as described in the Indiana Agreement.

Commencing with the contract year starting July 1, 2013, to the extent that the actual net income earned by the State of Indiana each year exceeds the net income guaranteed by GTECH Indiana for such year (“Bid Net Income”), GTECH Indiana will earn incentive compensation for each dollar in excess of Bid Net Income, up to an annual maximum of 5% of the actual net income earned by the State of Indiana in such contract year.  In the event actual net income is less than Bid Net Income in a contract year (“Net Income Shortfall”), GTECH Indiana will be required to pay the State of Indiana for such Net Income Shortfall, provided that the Net Income Shortfall payment may not exceed 5% of Bid Net Income in such contract year.

GTECH Indiana receives reimbursement for certain costs in connection with the Indiana Agreement, including those related to managing the lottery such as its personnel costs and other overhead expenses, as well as lottery expenses incurred by GTECH Indiana for fees paid to subcontractors for the provision of goods and services.  These reimbursements are recorded as service revenue in the consolidated income statements.

We recorded $17.6 million (€13.9 million) as a reduction of service revenue related to the minimum profit level guarantee in 2014 for the State of Indiana’s fiscal years ending June 30, 2014 and June 30, 2015, of which $1.6 million was settled and related to the State of Indiana’s fiscal year ending June 30, 2014.

Northstar New Jersey Lottery Group, LLC

On June 20, 2013, Northstar New Jersey Lottery Group, LLC (“Northstar NJ”), a consolidated joint venture in which GTECH Corporation indirectly holds an approximate 41% interest, entered into an agreement (the “New Jersey Agreement”) with the State of New Jersey (the “State”), Department of the Treasury, Division of Purchase and Property and Division of Lottery (the “Division of Lottery”), which ends June 30, 2029, subject to early termination provisions, with transition services commencing immediately, and with base services that began on October 1, 2013.  Under the New Jersey Agreement, Northstar NJ manages a wide range of the Division of Lottery’s marketing, sales and related functions, which is subject to the Division of Lottery’s continuing control and oversight over the conduct of lottery operations.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The State may terminate the New Jersey Agreement early under several scenarios such as (a) for convenience with a 90 day notice, (b) for a change in control of Northstar NJ not approved by the State, (c) under an event of default by Northstar NJ, or (d) in the event that Net Income Shortfalls (as defined below) equal more than 10% of the applicable net income targets (as defined below) in any two consecutive contract years, or any three contract years in a five contract year period.  Should the State terminate the New Jersey Agreement for convenience, the State would be obligated to pay Northstar NJ a termination fee based on the terms outlined in the New Jersey Agreement.  Northstar NJ may also terminate the New Jersey Agreement under limited circumstances, as described in the New Jersey Agreement.

To the extent that the net income earned by the Division of Lottery each year exceeds the base level income for such year set by the Division of Lottery, Northstar NJ will earn incentive compensation that is awarded based on various levels of performance, up to an annual maximum of 5% of the actual net income earned by the Division of Lottery in such year.  The incentive compensation that Northstar NJ may earn in an applicable year under the New Jersey Agreement could be reduced by a Net Income Shortfall (defined below) in the event Northstar NJ’s performance does not achieve the net income target it guaranteed for the applicable year.  Northstar NJ will be responsible for payments to the Division of Lottery, based on a formula provided by the New Jersey Agreement, should the net income targets set forth in Northstar NJ’s bid not be achieved (a “Net Income Shortfall”), and to the extent that such Net Income Shortfall amounts exceed incentive compensation earned by Northstar NJ in such contract year, with any such payment further subject to a cap of 2% of the applicable contract year’s actual net income (a “Net Income Shortfall Payment”).  Further, over the term of the New Jersey Agreement, Northstar NJ has a credit of up to $20 million (€16.5 million at the December 31, 2014 exchange rate), which is available to offset any Net Income Shortfall Payment due to the Division of Lottery.

Northstar NJ receives reimbursement monthly for certain manager and operating expenses, including personnel costs and other overhead expenses.  Certain costs, which include fees to subcontractors, including GTECH Corporation (for online and instant ticket services to be provided to Northstar NJ) and Scientific Games International, Inc. (for instant ticket and other related services to be provided to Northstar NJ), are also reimbursed to Northstar NJ by the State.  Third-party reimbursements are recorded as service revenue in the consolidated income statements.

Northstar NJ made a $120 million (€91.7 million at the June 2013 acquisition date) payment to the Division of Lottery upon execution of the New Jersey Agreement, and it has committed to ensuring that 30% of total revenues accruing from lottery ticket sales will be transferred to State institutions and State aid for education on an annual basis.  The 2% downside cap and $20 million (€16.5 million at the December 31, 2014 exchange rate) credit set forth above are not applicable with respect to Northstar NJ’s 30% contribution requirement.

At December 31, 2014, our best estimate, based on unaudited results, is that the impact of a Net Income Shortfall will result in the use of $14.2 million (€11.7 million at the December 31, 2014 exchange rate) of Northstar NJ’s $20 million credit for the State’s fiscal year ended June 30, 2014 and therefore we have not recorded any amounts in our consolidated financial statements related to the minimum profit level guarantee.  Based on information available to date, the Company currently believes that the impact of any Net Income Shortfalls for the remaining term of the arrangement with the State of New Jersey will not exceed the remaining balance of $5.9 million of Northstar NJ’s $20 million credit.

Loxley GTECH Technology Co., LTD guarantee

The Company has a 49% interest in Loxley GTECH Technology Co., LTD (“LGT”), which is accounted for as an asset held for sale with a de minimis value.  LGT is a joint venture that was formed to provide an online lottery system in Thailand.

The Company has guaranteed, along with the 51% shareholder in LGT, performance bonds provided to LGT by an unrelated commercial lender.  The performance bonds relate to LGT’s performance under the July 2005 contract between the Government Lottery Office of Thailand and LGT should such contract become operational.  The Company is jointly and severally liable with the other shareholder in LGT for this guarantee.  There is no scheduled termination date for the Company’s guarantee obligation.  The maximum liability under the guarantee is Baht 375 million (€9.4 million).  At December 31, 2014, the Company does not have any obligation related to this guarantee because the July 2005 contract to provide the online lottery system is not in operation due to continuing political instability in Thailand.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Commonwealth of Pennsylvania indemnification

GTECH Corporation will indemnify the Commonwealth of Pennsylvania and any related state agencies for claims made relating to the state’s approval of GTECH Corporation’s manufacturer’s license in the Commonwealth of Pennsylvania.

Contingencies

Performance and other bonds

In connection with certain contracts and procurements, we have been required to deliver performance bonds for the benefit of our customers and bid and litigation bonds for the benefit of potential customers, respectively.  These bonds give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur.  In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contract.  We are required to indemnify the bond issuers against costs they would incur if a beneficiary exercises their rights, although we do not currently anticipate any exercise of these rights.  The following table provides information related to potential commitments for bonds outstanding at December 31, 2014:

(€ thousands)	Total Bonds
Performance bonds	300,444
Litigation bonds	33,528
All other bonds	5,705
339,677

Leases

Operating Leases

The Company leases certain facilities and equipment under operating leases that expire at various dates through 2027.  Certain of these leases have escalation clauses and renewal options.  We are generally required to pay all maintenance costs, taxes and insurance premiums relating to our leased assets.  There are no restrictions placed upon us by entering into these leases.

Future minimum lease payments under non-cancellable operating leases are as follows:

	December 31,
(€ thousands)	2014	2013
Within one year	29,385	34,776
After one year but not more than five years	54,200	69,327
More than five years	7,214	9,690
	90,799	113,793

Rental expense for operating leases was €29.4 million and €30.3 million in 2014 and 2013, respectively.

Finance Leases

World Headquarters finance lease

The Company has a finance lease for the GTECH world headquarters facility in Providence, Rhode Island, USA.  GTECH has the right to cancel the lease after June 30, 2023 if its facilities management contract with the State of Rhode Island is not renewed, in exchange for a termination fee equal to six months of base rent plus operating expenses.  The lease includes two ten year extension options.  GTECH has the unilateral right to extend the lease under the two extension options under the same terms as in the base term.  The lease contains a restriction which does not allow GTECH to assign the lease or sublease its portion of the building without the lessor’s approval, which is not to be unreasonably withheld.  As of December 31, 2014, GTECH had no sublease arrangements.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease payments under the World Headquarters finance lease together with the present value of the minimum lease payments are as follows:

	December 31, 2014		December 31, 2013
(€ thousands)	Minimum Payments	Present Value of Payments	Minimum Payments	Present Value of Payments
Within one year	2,653	1,191	2,291	927
After one year but not more than five years	11,124	6,414	9,610	5,039
More than five years	13,158	11,083	14,103	11,413
Non-current	24,282	17,497	23,713	16,452
Total minimum lease payments	26,935	18,688	26,004	17,379
Less amounts representing finance charges	(8,247)	—	(8,625)	—
Present value of minimum lease payments	18,688	18,688	17,379	17,379

At December 31, 2014 and 2013, the net carrying amount of the World Headquarters finance lease asset is €12.1 million and €11.9 million, respectively, which is included in property, plant and equipment, net in the consolidated statements of financial position.  The carrying amount of the liability is recorded in the consolidated statements of financial position as follows:

	December 31,
(€ thousands)	2014	2013
Non-current financial liabilities	17,497	16,452
Current financial liabilities	1,191	927
Present value of minimum lease payments	18,688	17,379

Communication equipment finance leases

The Company has finance leases for certain communication equipment that expire between 2019 and 2022.  The leases have terms of renewal, options to purchase the equipment and there are no escalation clauses.  There are no restrictions placed upon us by entering into these leases.

Future minimum lease payments under the communication equipment finance leases together with the present value of the minimum lease payments are as follows:

	December 31, 2014		December 31, 2013
(€ thousands)	Minimum Payments	Present Value of Payments	Minimum Payments	Present Value of Payments
Within one year	2,448	1,633	1,984	1,245
After one year but not more than five years	9,617	7,609	7,937	5,882
More than five years	3,807	3,539	5,226	4,735
Non-current	13,424	11,148	13,163	10,617
Total minimum lease payments	15,872	12,781	15,147	11,862
Less amounts representing finance charges	(3,091)	—	(3,285)	—
Present value of minimum lease payments	12,781	12,781	11,862	11,862

At December 31, 2014 and 2013, the net carrying amount of the communication equipment finance lease assets are €11.2 million and €11.5 million, respectively, which is included in systems, equipment and other assets related to contracts, net in the consolidated statements of financial position.  The carrying amount of the liability is recorded in the consolidated statements of financial position as follows:

	December 31,
(€ thousands)	2014	2013
Non-current financial liabilities	11,148	10,617
Current financial liabilities	1,633	1,245
Present value of minimum lease payments	12,781	11,862

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Point of sale finance leases

The Company has finance leases for certain point of sale equipment that expire in 2017.  There are no restrictions placed upon us by entering into these leases.

Future minimum lease payments under the point of sale finance leases together with the present value of the minimum lease payments are as follows:

	December 31, 2014		December 31, 2013
(€ thousands)	Minimum Payments	Present Value of Payments	Minimum Payments	Present Value of Payments
Within one year	6,286	5,651	6,286	5,651
After one year but not more than five years	12,572	11,302	18,857	16,952
More than five years	—	—	—	—
Non-current	12,572	11,302	18,857	16,952
Total minimum lease payments	18,858	16,953	25,143	22,603
Less amounts representing finance charges	(1,905)	—	(2,540)	—
Present value of minimum lease payments	16,953	16,953	22,603	22,603

At December 31, 2014 and 2013, the net carrying amount of the point of sale finance lease assets are €17.0 million and €22.6 million, respectively, which is included in systems, equipment and other assets related to contracts, net in the consolidated statement of financial position.  The carrying amount of the liability is recorded in the consolidated statement of financial position as follows:

	December 31,
(€ thousands)	2014	2013
Non-current financial liabilities	11,302	16,952
Current financial liabilities	5,651	5,651
Present value of minimum lease payments	16,953	22,603

Sale and Leaseback Transaction

GTECH sold its technology center facility in December 2006 and entered into a sale-leaseback agreement with the new owners that expires in November 2019, including renewal options but no escalation clause.  The lease is accounted for as an operating lease and future minimum lease payments are included in the operating leases section above.

39.       Financial risk management objectives and policies

Our principal financial instruments, other than derivatives, are comprised of debt and cash and cash equivalents.  The main purpose of these financial instruments is to fund the capital needs of the Company’s operations.  We have various other financial assets and liabilities, such as trade receivables and trade payables, which arise directly from operations.

The primary risk inherent in our financial instruments is the market risk arising from adverse changes in interest rates and foreign currency exchange rates.  We enter into derivative transactions, including principally interest rate swaps and forward currency contracts, for the purpose of managing interest rate and currency risks arising from our operations and its sources of financing.  It is, and has been throughout the year, our policy not to engage in currency or interest rate speculation.  Our accounting policies regarding derivatives are set out in Note 3.15.

Credit risk

The Company’s primary credit risk is derived from cash and trade accounts receivable balances.  We maintain cash deposits and trade with only recognized, creditworthy third parties.  We evaluate the collectibility of trade accounts and sales-type lease receivables on a customer-by-customer basis and we believe our reserves are adequate.  A significant amount of our trade accounts receivable is from government lottery entities from which we have historically experienced insignificant write-offs.  Trade accounts receivable are reported net of allowances for

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

doubtful accounts and liquidated damages.  Allowances for doubtful accounts are generally recorded when there is objective evidence we will not be able to collect the receivable.  Uncollectible receivables are written off when all reasonable collection efforts have been exhausted and it is determined that there is minimal chance of any kind of recovery.

The Company does not have significant credit risk exposure to any single customer.  Geographically, credit risk is concentrated in Italy.  At December 31, 2014 and 2013, approximately 65% and 71%, respectively, of total trade and other receivables, net are from Italy and approximately 62% and 69%, respectively of these receivables relate to our lottery instant ticket business.

With respect to credit risk arising from the other financial assets which comprise cash, available-for-sale financial investments, and certain derivative instruments, our exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments (see Note 14).  We manage our exposure to counterparty credit risk by entering into financial instruments with major, financially sound counterparties with high-grade credit ratings, and by limiting exposure to any one counterparty.

Past due financial assets

The following is an analysis of the Company’s past due financial assets which are comprised entirely of trade and other receivables, net of related allowance for doubtful accounts.

	December 31, 2014		December 31, 2013
(€ thousands)	€	%	€	%
Current	618,763	81.7%	816,638	90.3%
Past due:
1-30 days	77,850	10.3%	40,950	4.5%
31-60 days	15,066	2.0%	15,472	1.7%
61-90 days	3,771	0.5%	4,206	0.5%
Over 90 days	41,994	5.5%	26,982	3.0%
	138,681	18.3%	87,610	9.7%
Total trade and other receivables, net	757,444	100.0%	904,248	100.0%

Allowance for doubtful accounts

	December 31,
(€ thousands)	2014	2013
Balance at beginning of year	(72,263)	(70,969)
Provisions, net	(11,099)	(12,279)
Amounts written off as uncollectible	10,859	10,693
Foreign currency translation	(248)	300
Other	(2,877)	(8)
Balance at end of year (Note 17)	(75,628)	(72,263)

Liquidity risk

The Company’s primary liquidity risk is derived from required debt service on debt and on-going working capital needs.  The Company’s objective in managing this risk is to maintain adequate liquidity and flexibility through the use of cash generated from operating activities and bank facilities.  We believe our ability to generate cash from operations to reinvest in our business is one of our fundamental financial strengths and combined with our committed borrowing capacity, we expect to meet our financial obligations and operating needs in the foreseeable future.  We expect to use cash generated primarily from operating activities to meet contractual obligations, invest in our business and to pay dividends.  Our future growth is expected to be financed through a combination of cash generated from operating activities, existing sources of committed liquidity, access to capital markets, and other sources of capital.  Our corporate debt ratings of Baa3 (stable outlook) from Moody’s Investors Service Inc.  and BBB- (positive outlook) from Standard and Poor’s Ratings Services contribute to our ability to access capital markets at attractive prices, therefore, we do not believe the Company is exposed to a significant concentration of liquidity risk.  In January 2015, after the close of calendar 2014, S&P announced that our credit ratings decreased.  See Note 43 for additional information.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables set out the contractual maturities of the Company’s financial liabilities based on contractual undiscounted payments:

At December 31, 2014

(€ thousands)	Within 1 year	1-2 years	2-3 years	3-4 years	More than 4 years	Total
Fixed rate
Capital Securities(1)	750,911	—	—	—	45,495	796,406
2010 Notes (due 2018)	24,549	—	—	500,000	—	524,549
2012 Notes (due 2020)	14,408	—	—	—	500,000	514,408
Bridge facility fees	44,673	—	—	—	—	44,673
Note consent fees	28,627	—	—	—	—	28,627
World Headquarters finance lease	2,652	2,703	2,754	2,807	16,018	26,934
Point of sale finance leases	6,286	6,286	6,286	—	—	18,858
Communication equipment finance leases	2,448	2,447	2,447	2,447	6,082	15,871
	874,554	11,436	11,487	505,254	567,595	1,970,326
Floating rate
Facilities	1,737	—	—	—	738,914	740,651
Other	9,042	147	73	—	—	9,262
	10,779	147	73	—	738,914	749,913
	885,333	11,583	11,560	505,254	1,306,509	2,720,239

(1) GTECH expects to redeem the €45,495 million of the Capital Securities at par on March 31, 2016.

At December 31, 2013

(€ thousands)	Within 1 year	1-2 years	2-3 years	3-4 years	More than 4 years	Total
Fixed rate
Capital Securities	46,406	—	—	—	750,000	796,406
2009 Notes (due 2016)	2,926	—	750,000	—	—	752,926
2010 Notes (due 2018)	24,549	—	—	—	500,000	524,549
2012 Notes (due 2020)	14,408	—	—	—	500,000	514,408
World Headquarters finance lease	2,291	2,335	2,379	2,425	16,574	26,004
Point of sale finance leases	6,286	6,286	6,286	6,285	—	25,143
Communication equipment finance leases	1,984	1,984	1,984	1,984	7,211	15,147
	98,850	10,605	760,649	10,694	1,773,785	2,654,583
Floating rate
Facilities	127,423	152,273	—	—	—	279,696
Other	1,158	147	147	73	—	1,525
	128,581	152,420	147	73	—	281,221
	227,431	163,025	760,796	10,767	1,77,785	2,935,804

Market risk

Interest rate market risk

Our exposure to changes in market interest rates relates primarily to our net debt obligations with floating interest rates.  Our definition of net debt is variable rate debt less variable rate cash investments.  Our policy is to manage interest cost using a mix of fixed and variable rate debt.  We use various techniques to mitigate the risks associated with future changes in interest rates, including entering into interest rate swap and treasury rate lock agreements.

As of December 31, 2014 there were no interest rate swaps outstanding and approximately 29% of our net debt portfolio was exposed to interest rate fluctuations.  As of December 31, 2013, there were €150 million (notional value) in interest rate swaps and approximately 15% of our net debt portfolio was exposed to interest rate fluctuations.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Company’s income before income tax expense and equity associated with our floating rate debt over the next year:

	Increase (decrease) in basis points	Effect on income before income tax expense (€000s)	Effect on equity (€000s)
2014	0	(739)	—
	(10)	739	—

2013	10	(429)	—
	(10)	429	—

Foreign currency exchange rate risk

As a result of significant operations worldwide, our consolidated statement of financial position can be affected significantly by movements in exchange rates due to the translation of foreign currency balance sheet accounts into euro balance sheet accounts.  We also have transactional currency exposures arising from current and anticipated transactions denominated in currencies other than our functional currency, which is the euro.  Translation amounts in other reserves (Note 18) in our consolidated statements of financial position are derived primarily from our US dollar functional currency subsidiaries.

We seek to manage our foreign exchange risk by securing payment from our customers in euros, by sharing risk with our customers, by utilizing foreign currency borrowings, by netting receipts and payments, and by entering into foreign currency forward and option contracts.  In addition, a significant portion of the costs attributable to our foreign currency revenues are payable in the local currencies.  In limited circumstances, but whenever possible, we negotiate clauses into our contracts that allow for price adjustments should a material change in foreign exchange rates occur.

From time to time, we enter into foreign currency forward and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues, and certain assets and liabilities denominated in foreign currencies, but we do not engage in foreign currency speculation.  These contracts generally have average maturities of 12 months or less and are regularly renewed to provide continuing coverage throughout the year.  It is our policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximize hedge effectiveness.

As of December 31, 2014, we had forward contracts for the sale of approximately US$513.1 million of foreign currency (primarily euro, US dollars and British pounds) and the purchase of approximately US$445.6 million of foreign currency (primarily euro and Swedish krona).

As of December 31, 2013, we had forward contracts for the sale of approximately US$352 million of foreign currency (primarily euro, British pounds, and Swedish krona) and the purchase of approximately US$501.4 million of foreign currency (primarily euro and Swedish krona).  We also had foreign currency option contracts for the sale of approximately US$8.5 million and the purchase of approximately US$8.8 million.

The following demonstrates the sensitivity to a reasonably possible change in the euro to US dollar exchange rate, with all other variables held constant, of the Company’s income before income tax expense and equity associated with our foreign currency denominated assets and liabilities and foreign currency forward contracts:

	Favorable (Unfavorable) change in exchange rate
	Effect on income before income tax expense		Effect on equity
(€ thousands)	10%	(10%)	10%	(10%)
2014
US dollar	1,106	(1,106)	266,916	(266,916)
British pounds	1,072	(1,072)	3,945	(3,945)
Swedish krona	532	(532)	10,096	(10,096)
Argentine pesos	502	(502)	—	—
Canadian dollar	132	(132)	11,029	(11,029)
All other	1,284	(1,284)	10,619	(10,619)
	4,628	(4,628)	302,605	(302,605)
2013
US dollar	2,463	(2,463)	240,019	(240,019)
Canadian dollar	636	(636)	10,594	(10,594)
Argentine pesos	446	(446)	—	—
British pounds	967	(967)	1,189	(1,189)
Swedish krona	—	—	10,082	(10,082)
All other	1,205	(1,205)	9,650	(9,650)
	5,717	(5,717)	271,534	(271,534)

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Commodity price risk

Our exposure to commodity price changes is not considered material and is managed through our procurement and sales practices.

Hedging activities and derivatives

Derivatives not designated as hedging instruments

The Company uses foreign currency forward contracts to manage some of its transaction exposures and future foreign currency net cash flows that the Company expects to generate through its operations.  These foreign currency forward contracts are not designated as cash flow, fair value, or net investment hedges and are typically matched with current transactions or forecasted foreign currency transactions to be derived from operations.  The aggregate fair value loss of the contracts at December 31, 2014 and December 31, 2013 was €3.3 million and €0.6 million, respectively.

Cash flow hedges

Foreign exchange contracts

At December 31, 2014 and 2013, the Company held foreign currency forward contracts designated as hedges of future foreign currency net cash flows that the Company expects to generate through its operations.  The terms of the contracts are typically matched with the forecasted foreign currency transactions to be derived from operations up to a period of 12 months.  At December 31, 2014, the aggregate fair value of these contracts was €1.2 million.  At December 31, 2013, the aggregate fair value loss of these contracts was €2.6 million.

Net unrealized gains from foreign currency cash flow hedges of €2.8 million were included in other comprehensive income during 2014.  Net unrealized losses from foreign currency cash flow hedges of €1.0 million were included in other comprehensive income during 2013.  Net realized gains of €0.4 million and €0.2 million were reclassified from other comprehensive income and included in the consolidated income statement in 2014 and 2013, respectively.  The amounts retained in other comprehensive income at December 31, 2014 are expected to mature and affect the consolidated income statement in 2015.  Reclassification adjustments for gains included in the income statement and losses included in other comprehensive income are disclosed in Note 32.

Interest rate swaps

At December 31, 2014 and 2013, the Company did not hold any interest rates swaps designated as cash flow hedges.

Fair value hedges

At December 31, 2013, the Company held €150 million notional amount of interest rate swaps (“swaps”) with an aggregate fair value of €10.6 million, which were designated as hedges of fixed interest rates on the €750 million of senior notes due 2016 (the “2009 Notes”).  These swaps effectively converted €150 million of the 2009 Notes fixed interest rate debt to variable rate debt.  Under the terms of these swaps, the Company was required to make variable rate interest payments based on a 6 month floating Euribor plus a flat spread rate, collectively ranging between 2.572% and 2.612% as of December 31, 2013, and received fixed interest payments from its counterparties based on a fixed rate of 5.375%.  The Euribor rate reset on a semi-annual basis, but settlement occurred annually.  Because these swaps converted fixed rate debt to variable rate debt they were considered fair value hedges.  With fair value hedges, both the swaps and the hedged item (the 2009 Notes) are recorded at fair value, with the offset being recorded in interest expense.  During 2013, we recorded an unrealized loss of €0.1 million on the swaps and an unrealized gain of €0.1 million on the 2009 Notes.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2014 the Company did not hold any fair value hedges.  The €150 million notional amount of swaps, which were designated as hedges of fixed interest rates on the 2009 Notes were settled in December 2014, in connection with the redemption of the 2009 Notes.  See Notes 20 and 29 for additional information.

Hedges of a net investment in a foreign operation

At December 31, 2014, the Company did not hold any foreign currency forward contracts designated as a hedge against a net investment in its subsidiaries.

At December 31, 2013, the Company held SEK 222.5million (€25.1 million at the December 31, 2013 exchange rate) of foreign currency forward contracts designated as a hedge against the net investment in its wholly-owned subsidiary, GTECH Sweden Interactive AB.  At December 31, 2013 the aggregate fair value loss of these contracts was €0.2 million.

Capital management

The primary goal of the Company’s capital management strategy is to ensure strong credit ratings and healthy financial ratios in order to support its business while maximizing corporate value and reducing the Company’s financial risks.  We consider all equity and debt to be managed capital of the Company.

The Company manages its capital structure and makes adjustments based on long- term strategy decisions in light of changes in economic conditions.  Additionally, the Company seeks to preserve an optimal weighted average cost of capital and maintain sufficient financial flexibility to pursue growth opportunities.  There were no changes in the objectives, policies, or processes during the years ended December 31, 2014 and 2013.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40.       Supplemental cash flow information

Cash flows from changes in other assets and liabilities are summarized below:

	For the year ended December 31,
(€ thousands)	2014	2013	2012
Current financial liabilities	(25,930)	4,554	1,733
Deferred revenue	(17,894)	22,265	16,298
Other current assets	(11,232)	(11,415)	(71,028)
Employee compensation	(4,797)	528	7,589
Other non-current liabilities	(2,176)	(1,127)	(563)
Current financial assets	(1,616)	(2,574)	1,613
Taxes other than income tax	(1,027)	(904)	2,286
Accrued expenses	(905)	11,055	(13,836)
Provisions	(902)	(1,946)	(1,483)
Non-current financial assets	(518)	(288)	16
Advance payments from customers	714	(29,466)	18,811
Non-current financial liabilities	3,410	(1,696)	(2,590)
Other non-current assets	3,605	3,816	(1,469)
Advance billings	5,741	(4,176)	(2,283)
Other current liabilities	20,090	3,900	1,296
	(33,437)	(7,474)	(43,610)

Non-cash investing and financing activities are excluded from the consolidated statement of cash flows and are summarized as follows:

	For the year ended December 31,
(€ thousands)	2014	2013	2012
Accrued systems, equipment and other assets related to contracts	(13,341)	(29,481)	(30,630)
Accrued intangible assets	—	(4,437)	—
Accrued property, plant and equipment	—	(570)	—
Communication equipment acquired under a finance lease	—	—	(1,573)
Non-cash investing activities, net	(13,341)	(34,488)	(32,203)

Dividends declared	(129,594)	—	—
Note consent fees	(28,627)	—	—
Capital increase — non-controlling interest	11,269	3,036	—
Non-cash financing activities, net	(146,952)	3,036	—

41.       Litigation

Due to the nature of our business, we are involved in a number of legal, regulatory and arbitration proceedings regarding, among other matters, claims by and against us, injunctions by third parties arising out of the ordinary course of our business and investigations and compliance inquiries related to our ongoing operations.  The outcome of these proceedings and similar future proceedings cannot be predicted with certainty.  It is difficult to accurately estimate the outcome of any proceeding.  As such, the amounts of the provision for litigation risk, which has been accrued on the basis of assessments made by external counsel, could vary significantly from the amounts which we would ultimately be obligated or agree to pay to settle any such proceeding.  In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require us to pay substantial monetary damages or penalties and/or incur costs which may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant concession, license or authorization and thereby have a material adverse effect on our consolidated results of operations, business, financial condition or prospects.  At December 31, 2014 and December 31, 2013, provisions for litigation matters amounted to €5.6 million and €8.5 million, respectively.  During 2014, there were no material accruals to or uses of the provision for legal matters.  See Note 21.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Italy Segment

1.              Lotto Game Concession: Lottomatica/AAMS Arbitration — Stanley International Betting Limited Appeal

Arbitration Lottomatica (GTECH S.p.A.)/AAMS

On January 24, 2005, GTECH initiated an arbitration proceeding to determine the effective initial date of the Italian Lotto Concession.  GTECH requested the Board of Arbitrators to declare that the initial starting date of the Italian Lotto Concession was June 8, 1998 (the date on which the European Commission in Brussels notified the Italian Government that infringement procedure no. 91/0619 was closed) and that, as a result, the final expiration date of the Lotto Concession is June 8, 2016.

On August 1, 2005, the Board of Arbitrators ruled in favor of GTECH, finding that the Italian Lotto Concession became operative only once the infringement procedure initiated by the European Commission was closed.  ADM challenged the arbitration award before the Rome Court of Appeals, seeking ruling that the final expiration date of the Lotto Concession was April 17, 2012.  Stanley International Betting Limited (“Stanley”) intervened in the appeal, seeking the annulment of the arbitration award.

On March 6, 2012, the Rome Court of Appeals rejected the appeal presented by ADM against the arbitration award.  The Court also declared Stanley’s appeal inadmissible.

On May 29, 2012, ADM notified GTECH of its appeal before the Supreme Court of Cassation seeking the annulment of the ruling issued by the Rome Court of Appeal.  The ADM appeal is based on the assumption that such ruling would be invalid for lack of motivation because the Court of Appeal failed to explain the grounds of its judgment.  In addition, on May 28, 2012, Stanley provided notice of its appeal before the Supreme Court of Cassation, asking for the annulment of (i) the part of the ruling issued by the Rome Court of Appeal that ordered Stanley to pay, jointly and severally with ADM, the litigation costs and (ii) the part of the ruling that declared inadmissible Stanley’s intervention in the judgment.

On February 3, 2014, the Supreme Court of Cassation definitively rejected all of ADM’s arguments and declared inadmissible Stanley’s intervention in the judgment.

Despite arbitral awards and judicial decisions in GTECH’s favor, ADM or other governmental or judicial authority nonetheless may continue to seek monetary or other relief from GTECH in respect of these four disputed years of concession, potentially through additional judicial actions.  As described herein, although GTECH has strong arguments in defense of these allegations, an adverse finding or settlement could result in significant damages or other payments or sanctions (including under certain circumstances, revocation of existing concession or Italian Legislative Decree No.  231 of June 8, 2001 sanctions).

Stanley International Betting Limited Appeal

On June 18, 2007 Stanley served upon ADM and GTECH a summons before TAR of Lazio seeking the annulment and/or the non-application of the note of April 19, 2007, as well as the related deeds of the Lotto Concession, in connection with which ADM had rejected the request of the plaintiff’s co-management of the service of the Lotto.  Similar summons were also served by Sisal S.p.A., which also intervened in the appeal of Stanley Betting.  GTECH appeared in the proceeding and demanded the dismissal of appeals.

TAR of Lazio rejected the two appeals for procedural reasons.  Notice of the judgment of the TAR of Lazio was provided by GTECH to both Sisal and Stanley on June 24, 2010.  Stanley Betting appealed against the decision before the Council of State (Consiglio di Stato) and GTECH appeared in the proceeding while Sisal did not, and so for that company the term for the appeal expired on October 8, 2010 (60 days from notification).  The decision is now final for Sisal.

Stanley’s appeal was discussed before the Council of State at a hearing on December 4, 2012.  In the ruling lodged on January 7, 2013, the Council of State rejected the appeal filed by Stanley, stating that the note of April 2007 was not an administrative deed and, therefore, was per se not challengeable.  The Council of State also decided to postpone its definitive decision regarding the renewal of the Lotto Concession until after the decision of the Supreme Court of Cassation on the term of the Lotto Concession, giving the parties a term of sixty (60) days to

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

resume the trial in the Council of State after the decision of the Court of Cassation.  (See the previous discussion of GTECH’s appeal.)  After the elapse of the deadline given by the Council of State, GTECH has submitted a request for the declaration of the closure of the judgment due to the fact that the same was not resumed on time.  With decree n.  497/2014, the trial was declared closed but on June 18th, 2014 Stanley Betting filed an appeal against the same decree.  The hearing date has not yet been set.

Stanley has also presented an administrative appeal before the President of the Republic (Ricorso straordinario al Capo dello Stato) against ADM decrees of January 23, 2013 and March 14, 2013 regarding the introduction of remote collection of Lotto, based on the same issues and bases of the appeal on illegitimacy of the Lotto concession renewal.  On July 12, 2013, GTECH requested a discussion of this administrative appeal before the administrative judge with a specific act of notice to ADM and Stanley.  Stanley has resumed the appeal before TAR Lazio but the hearing date has not yet been set.

2.              “LAS VEGAS” Instant Lottery Petition

Non-winning “Las Vegas” instant lottery (Scratch & Win) tickets have been presented to the Consorzio Lotterie Nazionali (“Consorzio”), currently in liquidation, for payment starting in April 2006.

As of December 31, 2014 the outstanding petitions and requests for injunctive payments for alleged prizes and liquidated damages are approximately € 3.1 million.  The litigation proceedings pending before the court of Messina have been settled without any charges for Consorzio.  There have also been numerous requests for out-of-court payments with the same demand.

The claims are related to:

a)                                     Payment of prizes for non-winning tickets.  In particular, the players claim that, according to their interpretation of the Rules of the games established by Decree of the Ministry of Economy and Finance dated February 16, 2005, the amounts corresponding to the prizes listed in the various areas of the game tickets are to be paid every time the cards from 10 to K appear assuming that these cards have the same value.

b)                                     Requests for damages, since the Consorzio, following the bulk of the judgments undertaken by players referred to in subparagraph a) has released a series of tickets bearing the words “The card K, Q, J, A have different scores” and so changing the rules.

The Consorzio filed its appeals against the unfavorable rulings and many of the appeal judgments were already issued in favor of the Consorzio by the Courts, overruling the first degree judgments made by the “Judges of the Peace” and ordering the reimbursement of the sums paid by the Consorzio.  The Consorzio has initiated the procedures necessary to verify the recoverability of the sums already paid.

3.              TOTOBIT — Navale Assicurazione Arbitration

Totobit Informatica Software e Sistemi S.p.A.  (“Totobit”), a subsidiary of GTECH S.p.A., within the scope of its business activities enters into contracts regarding IT services (cellular phone top-ups) with third party retailers.

On January 23, 2002 Totobit executed with Navale Assicurazioni S.p.A.  an insurance policy in order to guarantee the fulfillment of payment obligations of the retailers under the corresponding contracts regarding the above mentioned activities performed by the retailers.  The insurance policy had a 3 year duration starting from January 28, 2002.  According to the policy provisions, any breach on the part of the retailers shall be reported by Totobit to Navale Assicurazioni within and not later than 3 months of the policy’s annual expiration; the guarantee outside this deadline would no longer be valid.

On November 22, 2004 Navale Assicurazioni sent Totobit a notice informing the same that the policy would be terminated effective as of January 28, 2005, thus refusing the settlement of claims allegedly reported late by Totobit for a total of €1.5 million.  In view of said missed payment, the arbitration proceeding was initiated on November 8, 2005 by Totobit.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Arbitration Board approved the expert witness Mr.  Enrico Proia to make a technical-accounting review of the documents produced by Totobit on request by Navale Assicurazioni.

On January 22, 2007 the Arbitration Award partly accepted the requests made by Totobit and ruled Navale Assicurazioni S.p.A.  to pay the sum of €239,811.66.  The amount referred exclusively to enforcement actions prior to April 28, 2005.  The Arbitration Award partly accepted the counterclaim of Navale Assicurazioni S.p.A.  regarding some requests of payment made by Totobit and for this reason ordered Totobit to pay the sum of €200,654.19.

Totobit and its counsels filed the appeal against the arbitration award.  At the June 6, 2008 hearing the Court of Appeals of Rome set the pre-trial evidentiary hearing to November 18, 2011.  Due to the replacement of the reporting judge, the hearing was postponed to January 25, 2013 and then again April 11, 2014.  The President of the Court of Appeal of Rome has accepted the request lodged by Navale Assicurazioni, setting an oral hearing to discuss the case before the Court on January 16, 2015.  The hearing was held on January 16, 2015, and the parties are waiting for the decision.

4.              Administrative Procedures on the Setting-Up and Operation of a Screen-Based Gaming Management Network

On June 1, 2007, the Regional Public Prosecutor of the Government Audit Department (Corte dei Conti) served Lottomatica Videolot Rete S.p.A.  (“Videolot”) and all other nine concessionaires, an invitation to submit their briefs with regard to an investigation on possible damages to the State Treasury.

The Regional Prosecutor contested that Videolot, in conjunction with some ADM officials, inaccurately did not fulfill a number of obligations relating to the concession and failed to comply with certain service levels.

The damage to the State Treasury supposedly caused by Videolot, in conjunction with said ADM officials, was alleged to add up to approximately €4.0 billion.

On January 8, 2008, the Regional Public Prosecutor for the Audit Department served notice to Videolot regarding the charges brought forth which partially reduced the penalties to approximately €3.0 billion.

On February 17, 2012 the Audit Government Department, Lazio Regional Office, handed down the first ruling against all 10 Italian gaming machine concessionaires.  The Audit Department quantified Videolot’s responsibility at €100.0 million.

On May 4, 2012, Videolot filed its appeal against the court ruling (which appeal suspends the ruling by law), requesting its annulment for the same reasons presented in the appeal against the partial decision mentioned above and because the ruling did not take into consideration numerous and essential elements contained in the report filed by Digit PA favorable to the concessionaires.  Further, the ruling, according to Videolot, did not give any evidence of loss of revenue for the State because Videolot has always consistently stated and demonstrated the full compliance of its business and operations management and has always paid Prelievo Erariale Unico (“PREU”), a tax on gaming.

On October 15, 2013, Videolot filed a request of settlement according to the emergency decree n.  102/2013.  At the October 30th hearing, the Court decided to accept the request filed by Videolot by increasing the amount due to 30% (the maximum amount allowed by law), with a deadline for payment set on November 15, 2013.  The decision was published on November 4, 2013.

On October 29, 2013, the emergency decree was converted into law with amendments allowing a settlement by paying an amount equal to 20% of the first decree ruling, provided that the settlement request was submitted together with the payment confirmation before November 4th and that the Court decision had already been issued and was positive.  Considering the above, Videolot submitted a new request asking for settlement at 20%.  The case was decided at a hearing on November 8, 2013, at which the Court rejected the new request for settlement and confirmed the previous one rendered on October 30, 2013, setting the date for final closure of the judgment on January 31, 2014.  At this final hearing, the Court, having checked the correctness of the payment, declared the closure of the judgment with decision n.  52/2014 on February 7, 2014.  With regard to the total €30.0 million paid

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the settlement as explained above, Videolot considered such a settlement amount deductible for tax purposes.  Given the specific nature of such settlement, Videolot received an external third party legal opinion which substantially confirmed its position.

On February 6, 2015 the Audit Department issued its decision (which is final) on the appeal filed by the two concessionaires which had not submitted the request of settlement.  In its ruling, the Audit Department reduced the amount of the damages imposed upon these concessionaires in the original judgment.

In parallel with the proceedings before the Audit Department, Videolot also filed appeals before the administrative judge against ADM’s request regarding penalties for the failure to comply with the obligations to complete the activation of the online network and the failure to comply with service levels (the first 3 penalties), asking for an amount equal to approximately €10.1 million.

The TAR of Lazio dismissed the motions filed by Videolot on November 30, 2009 and in January 2010 Videolot filed the appeal before the State Council.  In rulings issued on August 22, 2011, the State Council upheld the appeals filed by Videolot.  The Appeals Judge said that there was no damage (and in addition no proof of damage) and also considered that the breach of contract ascribed to the concessionaires did not have any impact on the eventual delay of the start of the public service under the concession.

On February 23, 2012, ADM notified Videolot of the definitive calculation of the so-called fourth penalty (related to the alleged noncompliance of the service level obligation contained in Section 2, letter B, of the concession), rejecting all the conclusions filed by Videolot and confirming the amount of approximately €9.7 million.

Videolot, considering that the ADM request is illegitimate, filed its appeal against the fourth penalty, asking to suspend the execution as a matter of law until the case is resolved.

On May 24, 2012 Tar Lazio issued a court order suspending the fourth penalty and setting the hearing for discussion on February 20, 2013.  On June 17, 2013, the ruling was published annulling the ADM request regarding the fourth penalty, already suspended.  On January 27, 2014, AAMS notified Videolot of an appeal against this ruling before the State Council.  Videolot has filed its defense against the ADM appeal.  The hearing has been set for May 26, 2015.

5.              Auditing Court — Judicial Account Appeals (years 2004-2005 and 2004-2009)

The Regional Public Prosecutor of the Auditing Court (“Corte dei Conti”) served Lottomatica Videolot Rete S.p.A (“Videolot”) and the other nine concessionaires, a summons for the rendering of the judicial accounts related to 2004-2005 years.

Videolot appeared before the Court on March 2, 2009 by submitting a regulation of jurisdiction in order to challenge the Auditing Court’s jurisdiction due to the fact that Videolot is not an accounting agent but a “fiscal passive subject” as so also qualified by the rules in PREU sector.

On April 13, 2010 the Regional Prosecutor of the Auditing Court (irrespective of the fact that at that time was still pending the decision of the Supreme Court), having considered definitely expired the term for delivery of the rendering of accounts (May 2009), notified Videolot with a new summons ordering Videolot to pay a penalty of €80.0 million because of its failure to submit the rendering of account.

On April 20, 2010 the Supreme Court of Cassation declared the jurisdiction of the Auditing Court.

The hearing was held on October 7, 2010.

With a ruling notified to Videolot on November 18, 2010, the Auditors Court rejected the instance of the Prosecutor and acquitted Videolot (considering that Videolot, in the meantime, had submitted the judicial accounts), ordering the liquidation of legal costs of €1,000 in favor of Videolot.

The Regional Prosecutor at the Auditors Court, on April 13, 2011, appealed the ruling of the Judicial Section of the Lazio Region Auditors Court.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of the date of this report, a hearing date was not yet set for the said appeal.  The appeal has already been ruled on for other concessionaires.  In these cases, the Court has reverted the decision of first degree and has ordered the concessionaires to pay a fine equal to €5,000 for the delay in submitting the judicial accounts.

On August 3, 2012 the Regional Prosecutor served Videolot with an opinion on the reliability of the judicial accounts related to the years 2004-2009 that were duly approved by ADM and submitted to Videolot in 2010.  The reporting judge has determined the inability to verify the correctness of the judicial accounts due to the fact that according to the evidence of the ruling of the Audit Government Department in February 2012 (see previous litigation item 4), most of the amusement with prize machines were installed but not properly connected to the central system, and, therefore, the calculation of the prizes was an estimate and it was impossible to determine the exact amount of the compensation fees paid to the concessionaires (net of the amount paid to the shut operators).

In decision n. 447/2013, the Court ruled that the accounts produced cannot be considered as judicial accounts.  This conclusion led to the Regional Prosecutor’s examination regarding administrative responsibility for these matters.  On January 31, 2014, Videolot filed its appeal against decision n. 447/2013.  On February 25, 2015, the ruling was issued and the case was remanded for a new evaluation of the accounts.

6.              Soggea vs.  Lottomatica Scommesse

On October 17, 2012, Soggea S.p.A.  served Lottomatica Scommesse, a wholly-owned GTECH subsidiary, with a summons before the Tribunal of Rome asking for damages equal to €20.5 million.  The claim is related to an agreement between Lottomatica Scommesse and Soggea in accordance with which Lottomatica Scommesse allowed Soggea to be part of its tournament circuit for online gaming and shared liquidity.

The agreement was executed by the parties on February 2, 2010 and Soggea entered into the Lottomatica Scommesse circuit “PokerClub” through its trademark “Joka”.  The agreement had a duration of 2 years with a renewal clause unless termination of the agreement was communicated by one party to the other.  Lottomatica Scommesse, using the termination clause provided for in the agreement, terminated the agreement with effect in April 2012.

Soggea, following termination of the agreement, has asked the Tribunal to ascertain the legitimacy of the termination by Lottomatica Scommesse and to impose on Lottomatica Scommesse a payment of approximately €20.5 million or as an alternative, a payment of approximately €12.3 million.

The first hearing was held on February 11, 2013 and was postponed to May 22, 2013 for the admissions of the means of proof.  The judge decided to not admit requests for proofs and, having determined that the case is ready for a decision, established a final hearing date of July 1, 2015.

Lottomatica Scommesse is fully convinced of the legitimacy of the termination of the agreement.

7.              Cogetech vs.  Lottomatica Scommesse

On June 17, 2013, Cogetech S.p.A.  served Lottomatica Scommesse, GTECH S.p.A., Boss Media AB and prof.  Giovanni Puoti with a summons before the Tribunal of Rome in order to declare the termination of the contract signed by Cogetech and Lottomatica Scommesse on September 7, 2011 and ask for damages not yet quantified.  Before this, Cogetech had filed a request for a precautionary injunction before the Tribunal of Rome in order to be re-admitted on the Circuit but the judge denied that request.  The claim is related to an agreement between Lottomatica Scommesse and Cogetech in accordance with which Lottomatica allowed Cogetech to be part of its tournament circuit for online gaming and shared liquidity and is based on the fact that Lottomatica Scommesse contested with Cogetech the breach by Cogetech of its obligations of fairness and good faith according to Circuit Regulation, as confirmed by the Auditor (prof.  Puoti).  In accordance with that, on March 29, 2013 Lottomatica Scommesse communicated to Cogetech its termination of the agreement and the end of the shared liquidity.  Lottomatica Scommesse has submitted its brief contesting all Cogetech’s claims and has asked for payment of the damages caused by Cogetech by virtue of its behavior.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At the first hearing of May 14, 2014, the judge ordered the joinder of a third request by prof.  Puoti, rescheduling the hearing for October 16, 2014.  At the hearing on October 16, 2014, the judge adjourned the case until April 9, 2015 for the admission of evidence.

8.              Appeal against the decree of ADM c.d.  Law of Stability (L.  n.  190/2014)

Article 1, par.  649 of the Italian 2015 Budget Law introduces a review of the fees and commissions regime applicable to the operation of VLTs and AWP machines (new slots) as follows: a) an aggregate reduction of €500 million per year, starting from 2015 in the fees due to the concessionaires and other operators, to be paid by concessionaires and operators proportionately to the number of VLTs and AWP machines they operate as of December 31 of any given year, starting from December 31, 2014.  On January 15, 2015, ADM determined that as of December 31, 2014, the amount to be paid by GTECH for 2015 is approximately €96.5 million.  The amount is payable in two tranches: 40% by April 30, 2015 and 60% by October 31, 2015; b) operators shall return to the concessionaries the entire amount (coin in) of the VLTs or AWP machines less prizes; and c) concessionaries and operators are required to re-negotiate their contracts in order to determine how to share the amount of their respective fees.  The concessionaires will not be entitled to return to the operators their portion of the compensation fee until the contracts have been re-negotiated and executed.  Lottomatica Videolot Rete, together with all other concessionaires and some operators, filed its appeal to the TAR against the ADM’s measures asking suspension of it and referral to the Constitutional Court to evaluate the constitutionality of Article 1, paragraph 649 of the Budget law.  The hearing has been set for March 18, 2015.

9.              Italian Tax Matters

In December 2013, GTECH paid €34.7 million to the Italian tax agency (Agenzia delle Entrate) in settlement of certain tax matters of which €28 million involved the corporate reorganization and subsequent restructuring of certain intercompany financing transactions during the years 2006, 2007, 2008 and 2009 related to the acquisition of GTECH in 2006.  As required by Italian law, the Italian tax agency referred the matter to the Rome Public Prosecutor’s office, which had the obligation to start an investigation on both GTECH’s Chairman and its CEO as legal representatives of GTECH and signatories of the tax declarations.  Charges, if any, would be based on the alleged errors and omissions of the tax declarations during the three years which were already the subject of the settlement by GTECH with the Italian tax agency.

On April 28, 2015, representatives of the Rome Public Prosecutor came to IGT PLC’s offices in Rome to collect documents and files. In addition, one senior executive and one member of the Board of Directors of IGT PLC were served with a notice that each is subject to a criminal investigation in Italy relating to Italian tax returns filed by IGT PLC’s predecessor company, GTECH S.p.A. (fka Lottomatica S.p.A. referred to herein as “GTECH”), for the tax years 2006-2013. Under the relevant Italian statutes, the signatories of the corporate tax returns, and not the corporation itself, are subject to investigation. The individuals are Lorenzo Pellicioli, then chairman of GTECH’s Board of Directors and currently Vice-Chairman of IGT PLC’s Board of Directors, who was GTECH’s legal representative who signed the Italian corporate tax return for the 2013 tax year; and Marco Sala, then GTECH’s CEO and the current CEO and a director of IGT PLC, who signed the Italian corporate tax returns for the 2006, 2007 and 2008 tax years. Renato Ascoli, then the general manager of GTECH’s Italian operations, who signed the Italian corporate tax returns for the 2009, 2010, 2011 and 2012 tax years, was also named in the notices, although he has not yet been served.

It is IGT PLC’s understanding that the current investigation is principally focused on the structuring of the original leveraged buyout of GTECH Holdings Corporation by Lottomatica S.p.A. and the subsequent conversion of a portion of the original debt incurred by GTECH Corporation into an equity increase from the parent company, Lottomatica S.p.A.

The Public Prosecutor is investigating whether GTECH’s income was under-reported in Italy for any of the tax years 2006-2013. If the Public Prosecutor determines that income was under-reported in one or more tax years, the Public Prosecutor may choose to bring criminal charges in Italy against any or all of the above referenced individuals.

IGT believes that the actions of the Company and the relevant managers were appropriate and complied with all applicable tax and other laws and that the allegations underlying the investigation are without merit.

Americas Segment

1.              CEF Contract Proceedings

Background

In January 1997, Caixa Economica Federal (“CEF”), the operator of Brazil’s National Lottery, and Racimec Informática Brasileira S.A.  (“Racimec”), the predecessor of GTECH Brazil, entered into a four-year contract pursuant to which GTECH Brazil agreed to provide on-line lottery services and technology to CEF (the “1997 Contract”).  In May 2000, CEF and GTECH Brazil terminated the 1997 Contract and entered into a new agreement (the “2000 Contract”) obliging GTECH Brazil to provide lottery goods and services and additional financial transaction services to CEF for a contract term that, as subsequently extended, was scheduled to expire in April 2003.  In April 2003, GTECH Brazil entered into an agreement with CEF (the “2003 Contract Extension”) pursuant to which: (a) the term of the 2000 Contract was extended into May 2005, and (b) fees payable to GTECH Brazil under the 2000 Contract were reduced by 15%.  On August 13, 2006, all agreements between GTECH and CEF terminated in accordance with their terms.

Criminal Allegations Against Certain Employees

In late March 2004, federal attorneys with Brazil’s Public Ministry (the “Public Ministry Attorneys”) recommended that criminal charges be brought against nine individuals, including four senior officers of CEF, Antonio Carlos Rocha, the former Senior Vice President of GTECH and President of GTECH Brazil, and Marcelo Rovai, then GTECH Brazil’s marketing director and currently employed in GTECH’s Latin America region (“Denuncia 1”).

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Public Ministry Attorneys had recommended that Messrs.  Rocha and Rovai be charged with offering an improper inducement in connection with the negotiation of the 2003 Contract Extension, and co-authoring, or aiding and abetting, certain allegedly fraudulent or inappropriate management practices of the CEF management who agreed to enter into the 2003 Contract Extension.  Neither GTECH nor GTECH Brazil were the subject of this criminal investigation, and under Brazilian law, entities cannot be subject to criminal charges in connection with this matter.

In June 2004, the judge reviewing the charges in Denuncia 1 prior to their being filed refused to initiate the criminal charges against the nine individuals but instead granted a request by the Brazilian Federal Police to continue the investigation which had been suspended upon the recommendation of the Public Ministry Attorneys that criminal charges be brought against these individuals.  The report following the conclusion of the investigation did not recommend that indictments be issued against Messrs.  Rocha or Rovai, or against any current or former employee of GTECH or GTECH Brazil.

The Public Ministry attorneys then requested that the Brazilian Federal Police reopen their investigation and, in August 2010, the Brazilian Federal Police issued a report, based entirely upon the June 21, 2006 Brazilian congressional report described below, and sent the report to the Public Ministry attorneys.

Notwithstanding the favourable resolution of the Brazilian Federal Police’s initial investigation, on June 21, 2006, a special investigating panel of the Brazilian congress issued a report and voted, among other things, to ask the Public Ministry attorneys to indict 84 individuals, including one current and three former employees of GTECH Brazil, on allegations that the individuals helped GTECH Brazil to illegally obtain the 2003 Contract Extension.  Further, GTECH conducted an internal investigation of the 2003 Contract Extension under the supervision of the independent directors of GTECH Holdings Corporation.  GTECH found no evidence that GTECH, GTECH Brazil, or any of their current or former employees violated any law, or are otherwise guilty of any wrongdoing in connection with these matters.

The U.S.  SEC began an informal inquiry in February 2004, which informal inquiry became a formal investigation in July 2004, into the Brazilian criminal allegations against Messrs.  Rocha and Rovai, and GTECH’s involvement in the facts surrounding the 2003 Contract Extension, to ascertain whether there has been any violation of United States law in connection with these matters.  In addition, in May 2005, representatives of the United States Department of Justice (“DOJ”) asked to participate in a meeting with GTECH and the SEC.  GTECH cooperated fully with the SEC and the DOJ with regard to these matters, including by responding to their requests for information and documentation.  In August 2009, GTECH was advised by the SEC that the SEC had concluded its investigation and did not intend to recommend enforcement action.

These favorable developments notwithstanding, in September 2010, GTECH received a copy of new criminal charges that Public Ministry attorneys recommend to a Brazilian Federal judge be filed against 16 individuals, including 14 current or former CEF officers and employees, Antonio Carlos Rocha and Marcos Andrade, a former officer of GTECH Brazil (“Denuncia 2”).  The Public Ministry attorneys asserted that the defendants “swindled public money” through entering into successive illegal price changes, contract extensions and other amendments to CEF’s contracts with Racimec and GTECH Brazil, and agreeing to reduce or eliminate contractual fines and penalties that should properly have been imposed upon Racimec and GTECH Brazil.  Such allegations echo charges which have been made in the past by the: (i) Public Ministry attorneys in their April 2004 civil action and (ii) the Federal Court of Accounts in their 2003 TCU Audit Report.  The TCU matter was dismissed (as previously reported by GTECH) and the trial judge in the April 2004 matter (as also previously reported by GTECH) ruled in GTECH’s favor in November 2011.  These more recent allegations by the Public Ministry Attorneys include the claim made in the April 2004 civil action that a consulting company in which a former CEF director held an interest served as an intermediary in contract negotiations between CEF and a Brazilian public utility pursuant to which CEF allowed the public utility to provide prepaid cellular phone cards through the CEF lottery network operated by GTECH Brazil.  GTECH Brazil was not a party to this agreement, entered into in 1999.  The Public Ministry attorneys advanced the theory that the consulting company received the 1999 contract in consideration for the former CEF director’s assistance in influencing CEF negotiations to the advantage of GTECH Brazil.

In October 2014, GTECH learned that the charges in Denuncia 2 were rejected by a Brazilian Federal judge who found there was no evidence of or grounds for a criminal prosecution.  GTECH Brazil was advised that the Public Ministry Attorneys are likely to appeal this decision.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In November 2010, GTECH received a copy of criminal charges that Public Ministry attorneys recommend to a Brazilian Federal judge be filed against nine individuals, including Antonio Carlos Rocha, Marcelo Rovai and Marcos Andrade (“Denuncia 3”).  The Public Ministry attorneys assert that the defendants be charged with corruption for using improper influence and offering undue advantage as a form of payment to obtain the 2003 Contract Extension.

Neither GTECH nor GTECH Brazil is named as a defendant in these criminal charges and, as noted above, under Brazilian law entities cannot be subject to criminal charges in connection with these matters.  GTECH believes that its two former employees and one current employee involved have strong substantive and procedural defenses and that the assertions made against them are groundless.

The Brazilian Federal judge has approved the filing of the charges in Denuncia 3 to be brought against all but one defendant in this matter.  The judge is allowing one defendant, because he was a former government employee, the opportunity to present a defense prior to determining whether to accept Denuncia 3.

2.              ICMS Tax

On July 26, 2005, the State of São Paulo challenged GTECH Brazil for classifying the remittances of printing ribbons, rolls of paper and wagering slips (“Consumables”) to lottery outlets in Brazil as non-taxable shipments.  The tax authorities disagree with that classification and argue that these Consumables would be subject to ICMS tax as opposed to the lower rate ISS tax that GTECH Brazil paid.  The tax authorities argue that in order for printed matter to be considered non-taxable it has to be “personalized.” To be considered personalized, the Consumables must be intended for the exclusive use of the one ordering them.  GTECH Brazil filed its defense against the Tax Assessment Notice, which was dismissed.  GTECH Brazil filed an Ordinary Appeal and a Special Appeal to the Court of Taxes and Fees, both of which were not granted.  The State Treasury of São Paulo has filed a tax foreclosure to collect the tax obligation amounting to 22,910,722 Brazilian Reals (approximately €7.1 million at exchange rates in effect as of December 31, 2014) plus statutory interest, penalties and fees of approximately 100.0 million Brazilian Reals for a total obligation of approximately 122.9 million Brazilian Reals (approximately €38.1 million at exchange rates in effect as of December 31, 2014).  GTECH Brazil is preparing to file an appeal of this matter with the First District Court of the State Treasury (Barueri).  Prior to filing the appeal, it is likely that GTECH Brazil will be required to provide security for the tax obligation in the event it is unsuccessful in the appeal.  GTECH Brazil has been advised by Brazilian counsel that these proceedings are likely to take several years, and could take longer than seven years to litigate through the appellate process to final judgment.  In November 2012, GTECH Brazil filed a new action in São Paolo state court to annul the ICMS claim based upon the lack of merit of the tax authority’s claim.  GTECH Brazil believes that these claims are groundless.

3.              Oregon State Lottery

On December 31, 2014, a representative of a purported class of persons alleged to have been financially harmed by relying on the auto hold feature of various manufacturers’ video poker machines played in Oregon, filed suit against the Oregon State Lottery and various manufacturers, including GTECH.  The matter was filed in the Circuit Court for the State of Oregon, County of Multnomah and is captioned Justin Curzi, On Behalf of Himself and All Other Similarly Situated Individuals v.  Oregon State Lottery, IGT (Inc.), GTECH USA, LLC, and WMS Gaming Inc.  (case number 14CV20598).  The suit alleges the auto hold feature of video poker games is perceived by players as providing the best possible playing strategy that will maximize the odds of the player winning, when such auto hold feature does not maximize the players’ odds of winning.  The suit seeks in excess of $134 million in monetary damages.  GTECH intends to vigorously defend against the claims asserted in the lawsuit.

42.       International Financial Reporting Standards issued but not yet effective

The new and amended standards that were issued but not yet effective as of December 31, 2014 are described below.

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final and complete version of IFRS 9 Financial Instruments, which replaces IAS 39 and supersedes the previous two IFRS 9 publications issued in November 2009 and November 2013.  This standard includes requirements for the classification and measurement of financial assets; new

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

requirements on accounting for financial liabilities; a carryover from IAS 39 of the requirements for the derecognition of financial assets and financial liabilities; a new general hedge accounting model, which allows the early adoption of the treatment of fair value changes due to own credit on liabilities designated at fair value through profit or loss; incorporates a new expected loss impairment model; and introduces limited amendments to the classification and measurement requirements for financial assets.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.  The Company has not yet performed an analysis of the impact the standard will have on the consolidated financial statements when adopted on January 1, 2018 and therefore has not yet quantified the extent of the impact.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and applies to an entity’s annual reporting period beginning on or after January 1, 2017.  IFRS 15 specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative and relevant disclosures.  The standard provides a single, principles based five-step model to be applied to all contracts with customers.  The Company has not yet performed an analysis of the impact the standard will have on the consolidated financial statements when adopted on January 1, 2017 and therefore has not yet quantified the extent of the impact.

Amendments to IFRS 10, IFRS 12 and IAS 28: Investment Entities: Applying the Consolidation Exception

These amendments were issued in December 2014 and are effective for annual periods beginning on or after January 1, 2016.  The amendments introduce clarifications to the requirements when accounting for investment entities.  The adoption of these amendments is not expected to have a material impact on the financial position or performance of the Company when adopted.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

These amendments were issued in September 2014 and are effective for annual periods beginning on or after January 1, 2016.  The amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture.  The Company has not yet performed an analysis of the impact the amendments will have on the consolidated financial statements when adopted on January 1, 2016 and therefore has not yet quantified the extent of the impact.

Amendments to IFRS 11: Accounting for Acquisitions of Interests in Joint Operations

These amendments were issued in May 2014 and are effective for annual periods beginning on or after January 1, 2016.  The amendments require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to apply all of the business combinations accounting principles in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11, and to disclose the information required by IFRS 3 and other IFRSs for business combinations.  The amendments apply both to the initial acquisition of an interest in a joint operation, and the acquisition of an additional interest in a joint operation.  The Company has not yet performed an analysis of the impact the amendments will have on the consolidated financial statements when adopted on January 1, 2016 and therefore has not yet quantified the extent of the impact.

Amendments to IAS 1: Disclosure Initiative —These amendments were issued in December 2014 and are effective from January 1, 2016 with earlier application permitted.  The amendments clarify, rather than significantly change, existing IAS 1 requirements.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

These amendments were issued in May 2014 and are effective for annual periods beginning on or after January 1, 2016.  The amendments, among other things, clarify the use of depreciation and amortization methods that are based on revenue that is generated by an activity.  The Company has not yet performed an analysis of the impact the amendments will have on the consolidated financial statements when adopted on January 1, 2016 and therefore has not yet quantified the extent of the impact.

Amendments to IAS 19: Defined Benefit Plans: Employee Contributions — These amendments were issued in November 2013 and are effective from July 1, 2014 with earlier application permitted.  The amendments apply to contributions from employees or third parties to defined benefit plans.  The objective of the amendments is to

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary.  The adoption of these amendments is not expected to have a material impact on the financial position or performance of the Company when adopted.

Annual Improvements to IFRSs issued in December 2013

In December 2013 the IASB issued two cycles of Annual Improvements IFRSs - 2010-2012 Cycle and 2011-2013 Cycle, which contains amendments to its standards and the related basis for conclusions that provides a mechanism for making necessary, but non-urgent, amendments to IFRS.  The effective date of the amendments is on or before July 1, 2014.  The adoption of these amendments is not expected to have a material impact on the financial position or performance of the Company when adopted.  The effect of each standard is described below:

•                  IFRS 2 Share-based Payment — This amendment clarifies the definitions of performance condition and service condition.

•                  IFRS 3 Business Combinations — This amendment clarifies that contingent consideration in a business acquisition that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IFRS 9 Financial Instruments.  It also clarifies that joint arrangements are outside the scope of IFRS 3.

•                  IFRS 8 Operating Segments — This amendment clarifies that operating segments may be combined/aggregated and if so, the entity must provide additional disclosures.  It also clarifies that the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

•                  IFRS 13 Fair Value Measurement — This amendment clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 or IAS 39, as applicable.

•                  IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets — This amendment provides more detail on how users can perform revaluation of assets and clarifies how an adjustment is recognized.

•                  IAS 24 Related Party Disclosures — This amendment clarifies that a management entity, an entity that provides key management personnel services, is a related party subject to the related party disclosures.

•                  IAS 40 Investment Property — This amendment clarifies the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property.

Annual Improvements to IFRSs issued in September 2014

In September 2014 the IASB issued Annual Improvements to IFRSs 2012-2014 Cycle which contains amendments to its standards and the related basis for conclusions that provides a mechanism for making necessary, but non-urgent, amendments to IFRS.  The effective date of the amendments is on or before January 1, 2016.  The adoption of these amendments is not expected to have a material impact on the financial position or performance of the Company when adopted.  The effect of each standard is described below:

•                  IFRS 5 Non-current Assets Held for Sale and Discontinued Operations — This amendment adds specific guidance in cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.

•                  IFRS 7 Financial Instruments: Disclosures — This amendment adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required.  It also clarifies the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements.

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•                  IAS 19 Employee Benefits — This amendment clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.

•                  IAS 34 Interim Financial Reporting — This amendment clarifies the meaning of “elsewhere in the interim report” and requires a cross-reference.

43.       Events after the reporting period

Capital Securities

In December 2014, GTECH invited holders of its €750 million Capital Securities due 2066 to tender any and all Capital Securities for purchase by GTECH for cash and to consider approving proposals, as described in the offer solicitation, by separate extraordinary resolutions (the “Offer”).  Each noteholder that offers its Capital Securities for purchase, also agrees to approve the proposals and will receive a further cash payment, in addition to the purchase price and accrued interest, as additional consideration for the purchase of the Capital Securities of 3% of the aggregate principal amount of such Capital Securities.

The Offer expired on January 22, 2015 and resulted in €704.5 million of Capital Securities tendered and purchased by GTECH on January 23, 2015, and then cancelled.  The aggregate principal amount of Capital Securities outstanding following the purchase and cancellation is €45.5 million.

Term Loan Agreement

In January 2015, GTECH entered into a €800 million four-year senior facilities agreement with BNP Paribas, Intesa San Paolo, Mediobanca and UniCredit (the “Term Loan Agreement”).  The Term Loan Agreement provides for two €400 million term loan facilities to GTECH, which may be used for general corporate purposes, including repayment of existing indebtedness.  Upon the merger of GTECH with and into Holdco, Holdco became the borrower under one of the term loan facilities and a principal Italian operating subsidiary became the borrower under the other term loan facility.

Credit Ratings

In January 2015, S&P announced that the credit ratings of the 2010 Notes (due 2018) and the 2012 Notes (due 2020) were decreased to BB+ and that the credit rating of the Capital Securities was decreased to B+.  As a result of the credit ratings actions with respect to the 2010 Notes (due 2018) and the 2012 Notes (due 2020), the interest rate applicable to the 2010 Notes (due 2018) has been increased from 5.375% to 6.625% per annum effective February 2, 2015 and the interest rate applicable to the 2012 Notes (due 2020) has been increased from 3.5% to 4.75% per annum effective March 5, 2015.

Dividend Payment

On January 21, 2015, GTECH declared an interim dividend of €0.75 per share, resulting in an aggregate of €129.6 million, of which €114.7 million was paid.

Senior Secured Notes

In February 2015, GTECH announced the closing of the offering of a series of senior secured notes denominated in US dollars ($3.2 billion) and euros (€1.55 billion) equivalent in aggregate to approximately $5 billion at the January 31, 2015 exchange rate, subject to customary closing conditions, as part of its financing for the acquisition of IGT.  GTECH intends to use the proceeds from the offering to pay part of the cash component of the merger consideration for the acquisition of IGT and acquisition-related costs, and to refinance certain existing indebtedness of GTECH and IGT.

Temporary New Notes

In February 2015, GTECH S.p.A.  caused Cleopatra Finance Limited, a special purpose vehicle incorporated in and existing under the laws of the Bailiwick of Jersey, to issue:

•                  $600,000,000 5.625% senior secured notes due 2020;

•                  $1,500,000,000 6.250% senior secured notes due 2022;

•                  $1,100,000,000 6.500% senior secured notes due 2025;

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•                  €700,000,000 4.125% senior secured notes due 2020; and

•                  €850,000,000 4.750% senior secured notes due 2023

in the form of temporary new notes (the “Temporary New Notes”) and caused the proceeds of the Temporary New Notes to be deposited into escrow.  GTECH has used the proceeds of the Temporary New Notes (which have been exchanged for permanent notes issued by Holdco in connection with the completion of the Holdco Merger and the acquisition of IGT) to pay part of the cash component of the merger consideration for the acquisition of IGT and acquisition-related costs and possibly to refinance certain existing indebtedness of GTECH S.p.A. and IGT.

See Note 5 for additional information relating to the IGT Acquisition.

List of GTECH S.p.A. Subsidiaries and Affiliates

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
Atronic Australia Pty Ltd.	Australia	2,000	100	Atronic Australien GmbH
Atronic Australien GmbH	Germany	573	100	GTECH S.p.A.
Banca ITB S.p.A. ***	Italy	25,120	13.33	GTECH S.p.A.
Big Easy S.r.l. (2)	Italy	2,300	51	Lottomatica Videolot Rete S.p.A.
CartaLis Imel S.p.A.	Italy	10,000	85	Lottomatica Italia Servizi S.p.A.
Consel Consorzio Elis ***	Italy	51	0.1	GTECH S.p.A.
Consorzio Lotterie Nazionali (3)	Italy	7,500	63	GTECH S.p.A.
Consorzio Lottomatica Giochi Sportivi (4)	Italy	100	90	GTECH S.p.A. (85%); Totobit Informatica Software e Sistemi S.p.A. (5%)
D&D Electronic & Software GmbH ***	Germany	26	50	GTECH Germany GmbH
Easy Nolo S.p.A. (5) ***	Italy	1,900	10	Lottomatica Italia Servizi S.p.A.
Georgia Worldwide Corporation (6)	Nevada, USA	**	100	Georgia Worldwide Plc
Grips RSA	South Africa	**	100	GTECH Austria GmbH
GTECH Austria GmbH f/k/a Spielo International Austria GmbH (7)	Austria	300	100	GTECH Germany GmbH
GTECH Canada ULC f/k/a Spielo International Canada ULC (8)	Nova Scotia, Canada	54,261	100	GTECH S.p.A.
GTECH German Holdings Corporation GmbH	Germany	25	100	GTECH S.p.A.
GTECH Germany GmbH f/k/a Spielo International Germany GmbH (9)	Germany	302	100	GTECH German Holdings Corporation GmbH
GTECH Monaco S.A.M. f/k/a Spielo International Monaco S.A.M. (10)	Monaco	150	98	GTECH Austria GmbH

List of GTECH S.p.A. Subsidiaries and Affiliates

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
GTECH Peru S.A. f/k/a Spielo International Peru S.A. (11)	Peru	31,565.442	98	GTECH Germany GmbH
GTECH USA, LLC f/k/a Spielo International USA, LLC (12)	Nevada, USA	19,992	100	GTECH S.p.A.
International Game Technology Plc f/k/a Georgia Worldwide Plc (13)	United Kingdom	50.001	100	GTECH S.p.A.
Invest Games S.A.	Luxembourg	93,100	100	GTECH S.p.A.
L-Gaming S.A. (14) ***	Greece	60	50	Lottomatica International Greece S.r.l.
LIS Istituto di Pagamento S.p.A. (15)	Italy	1,000	100	Lottomatica Italia Servizi S.p.A.
Lotterie Nazionali S.r.l. (16) (17)	Italy	31,000	64	Lottomatica Holding S.r.l.
Lottomatica S.p.A. (18)	Italy	50	100	GTECH S.p.A.
Lottomatica Giochi e Partecipazioni S.r.l.	Italy	10	100	GTECH S.p.A.
Lottomatica Holding S.r.l. (19)	Italy	23,392	100	GTECH S.p.A.
Lottomatica International Greece S.r.l. (20)	Italy	10	84	GTECH S.p.A.
Lottomatica Italia Servizi S.p.A. (21)	Italy	2,582	100	Lottomatica Holding S.r.l.
Lottomatica Scommesse S.r.l. (22)	Italy	20,000	100	Lottomatica Holding S.r.l.
Lottomatica Videolot Rete S.p.A. (23)	Italy	3,226	100	Lottomatica Holding S.r.l.
Neurosoft S.A.***	Greece	8,750	16.58	GTECH S.p.A.
Optima Gaming Service S.r.l. (24)	Italy	10	100	Lottomatica Videolot Rete S.p.A.
PCC Giochi e Servizi S.p.A.	Italy	21,000	100	GTECH S.p.A.

List of GTECH S.p.A. Subsidiaries and Affiliates

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
Ringmaster S.r.l. (1) ***	Italy	10	50	GTECH S.p.A.
SED Multitel S.r.l. (25)	Italy	800	100	Lottomatica Holding S.r.l.
Siderbet S.r.l. (26)	Italy	10	100	Lottomatica Scommesse S.r.l.
Spielo International Argentina S.r.l.	Argentina	44.3	86.45	GTECH Germany GmbH
Spielo International Italy S.r.l. (27)	Italy	1,000	100	GTECH S.p.A.
SW Holding S.p.A. (28) (29)	Italy	350	100	GTECH S.p.A.
Technology and Security Printing S.r.l. (1) ***	Italy	10	50	PCC Giochi e Servizi S.p.A.
Totobit Informatica Software e Sistemi S.p.A. (30)	Italy	3,043	100	Lottomatica Italia Servizi S.p.A.
GTECH Holdings Corporation	Delaware, USA	3,358,895.382	100	Invest Games S.A.
GTECH Corporation	Delaware, USA	**	100	GTECH Holdings Corporation
Anguilla Lottery and Gaming Company, Ltd.	Anguilla	10	100	Leeward Islands Lottery Holding Company, Inc.
Antigua Lottery Company, Ltd.	Antigua	**	100	Leeward Islands Lottery Holding Company, Inc.
BG Monitoring Center Holding Company Limited	Cyprus	US $20	100	GTECH Global Services Corporation Limited
Beijing GTECH Computer Technology Company Ltd. (31)	China (PRC)	US $1,750	100	GTECH Foreign Holdings Corporation
BillBird S.A.	Poland	4,490.368	100	GTECH Global Services Corporation Limited
Boss Casinos N.V. (32)	Curacao	US $4.2318	100	GTECH Sweden Interactive AB
Boss Media Canada Gaming Services Ltd. (33)	Canada	3,000	100	GTECH Sweden Interactive AB
Business Venture Investments No 1560 Proprietary Limited	South Africa	**	100	GTECH Global Services Corporation Limited

List of GTECH S.p.A. Subsidiaries and Affiliates

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
CLS-GTECH Company Limited (1) ***	British Virgin Islands	US $25,689.9	50	GTECH Global Services Corporation Limited
CLS-GTECH Technology (Beijing) Co., Ltd. (1) *** (34)	China (PRC)	US $6,500	100	CLS-GTECH Company Limited
Cam Galaxy Group Ltd.	United Kingdom	100	100	GTECH Corporation
Caribbean Lottery Services, Inc.	U.S. Virgin Islands	**	100	Leeward Islands Lottery Holding Company, Inc.
Data Transfer Systems, Inc.	Delaware, USA	**	100	GTECH Corporation
Dreamport, Inc.	Delaware, USA	**	100	GTECH Corporation
Dreamport do Brasil Ltda.	Brazil	3,534.113	100	Dreamport, Inc. (99.75%); GTECH Foreign Holdings Corporation (0.25%)
Dreamport Suffolk Corporation	Delaware, USA	**	100	GTECH Corporation
Europrint (Games) Limited	United Kingdom	20	100	Europrint Holdings Ltd.
Europrint Holdings Limited	United Kingdom	90.908	100	Cam Galaxy Group (40%); JSJ Ltd. (60%)
Europrint (Promotions) Limited	United Kingdom	**	100	Europrint Holdings Ltd.
GTECH Asia Corporation	Delaware, USA	**	100	GTECH Corporation
GTECH Australasia Corporation	Delaware, USA	**	100	GTECH Corporation
GTECH Avrasya Teknik Hizmetler Ve Musavirlik A.S.	Turkey	280	99.6	GTECH Corporation
GTECH Brasil Ltda.	Brazil	96,582.428	100	GTECH Corporation (99.75%); GTECH Foreign Holdings Corporation (0.25%)
GTECH Colombia Ltda.	Colombia	6,884,500	100	GTECH Global Services Corporation Limited (99.998%); GTECH Comunicaciones Colombia Ltda. (.001%); Maria Clara Martinez (.001%) (Nominee share)

List of GTECH S.p.A. Subsidiaries and Affiliates

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
GTECH Comunicaciones Colombia Ltda.	Colombia	1,408,043	100	GTECH Foreign Holdings Corporation (99.99%); Alvaro Rivas (.01%) (Nominee share)
GTECH Computer Systems Sdn Bhd (35)	Malaysia	**	100	GTECH Corporation
GTECH Corporation	Utah, USA	**	100	GTECH Corporation
GTECH Cote d’Ivoire	Ivory Coast	1,000	100	GTECH Foreign Holdings Corporation
GTECH Czech Services s.r.o.	Czech Republic	1,000	100	GTECH Global Services Corporation Limited (98%); GTECH Ireland Operations Limited (2%)
GTECH Czech Republic, LLC	Delaware, USA	3,000	37	GTECH Corporation
GTECH Far East Pte Ltd	Singapore	25	100	GTECH Global Services Corporation Limited
GTECH Foreign Holdings Corporation	Delaware, USA	**	100	GTECH Corporation
GTECH France SARL	France	8	100	GTECH Foreign Holdings Corporation
GTECH (Gibraltar) Limited f/k/a Spielo International (Gibraltar) Limited (36)	Gibraltar	**	100	GTECH (Gibraltar) Holdings Limited
GTECH (Gibraltar) Holdings Limited f/k/a St. Enodoc Holdings Limited (37)	Gibraltar	15.701	100	GTECH Global Services Corporation Limited
GTECH GmbH	Germany	500	100	GTECH Global Services Corporation Limited
GTECH Global Lottery S.L. (38)	Spain	8.8088	100	GTECH Global Services Corporation Limited
GTECH Global Services Corporation Limited	Cyprus	US $486,574.326	100	GTECH Corporation
GTECH Indiana, LLC	Indiana, USA	**	100	GTECH Corporation

List of GTECH S.p.A. Subsidiaries and Affiliates

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
GTECH India Private Limited f/k/a Springboard Technologies Private Limited (39)	India	100	100	GTECH Global Services Corporation Limited (99.99%); GTECH Far East Pte Ltd. (0.01%)
GTECH Ireland Operations Limited	Ireland	100	100	GTECH Global Services Corporation Limited
GTECH Latin America Corporation	Delaware, USA	**	80	GTECH Corporation; Computers and Controls (Holdings) Limited (20%)
GTECH Malta Holdings Limited f/k/a Boss Holdings Ltd.(40)	Malta	15	99.99	GTECH Sweden Interactive AB
GTECH Malta Casino Limited f/k/a Boss Media Malta Casino Ltd. (41)	Malta	80	99.99	GTECH Malta Holdings Limited
GTECH Malta Poker Limited f/k/a Boss Media Malta Poker Ltd. (42)	Malta	40	99.99	GTECH Malta Holdings Limited
GTECH Management P.I. Corporation	Delaware, USA	**	100	GTECH Corporation
GTECH Mexico S.A. de C.V.	Mexico	50,000	100	GTECH Corporation (99.656696%); GTECH Foreign Holdings Corporation (0.343297%); GTECH Latin America Corporation (0.000007%)
GTECH Northern Europe Corporation	Delaware, USA	**	100	GTECH Corporation
GTECH Poland Sp. z o.o.	Poland	52,382	100	GTECH Corporation
GTECH Rhode Island LLC	Rhode Island, USA	**	100	GTECH Corporation
GTECH SAS	Colombia	25,000	100	GTECH Global Services Corporation Limited (80%); GTECH Comunicaciones Ltda. (10%); GTECH Foreign Holdings Corporation (10%)
GTECH Servicios de México, S. de R.L. de C.V.	Mexico	**	100	GTECH Corporation (99.9%); GTECH Foreign Holdings

List of GTECH S.p.A. Subsidiaries and Affiliates

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
				Corporation (0.1%)
GTECH Slovakia Corporation	Delaware, USA	**	100	GTECH Corporation
GTECH Southern Africa (Pty) Ltd.	South Africa	**	100	GTECH Corporation
GTECH Spain S.A. f/k/a G2 Gaming Spain, S.A. (43)	Spain	101	100	GTECH Global Lottery S.L.
GTECH Sports Betting Solutions Limited	United Kingdom	**	100	GTECH Global Services Corporation Limited
GTECH Sweden AB	Sweden	100	100	GTECH Global Services Corporation Limited
GTECH Sweden Interactive AB f/k/a Boss Media AB (44)	Sweden	1,141.3	100	GTECH Global Services Corporation Limited
GTECH Sweden Investment AB f/k/a Boss Media Investment AB (45)	Sweden	300	100	GTECH Sweden Interactive AB
GTECH U.K. Limited	United Kingdom	200	100	GTECH Corporation
GTECH UK Games Limited f/k/a SI Games UK Limited (46)	United Kingdom	**	100	GTECH Sweden Interactive AB
GTECH UK Interactive Limited f/k/a Spielo International UK Limited (47)	United Kingdom	1.172	100	GTECH Sports Betting Solutions Limited
GTECH Ukraine	Ukraine	9,548.63029	100	GTECH Asia Corporation (99%); GTECH Management P.I. Corporation (1%)
GTECH VIA DR, SAS (48)	Dominican Republic	300	100	GTECH Global Services Corporation Limited (99.9997%); GTECH Ireland Operations Limited (0.0003%)
GTECH WaterPlace Park Company, LLC	Delaware, USA	**	100	GTECH Corporation
GTECH West Africa Lottery	Nigeria	10,000	100	GTECH Global Services Corporation Limited (75%);

List of GTECH S.p.A. Subsidiaries and Affiliates

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
Limited				GTECH Ireland Operations Limited (25%)
GTECH Worldwide Services Corporation	Delaware, USA	**	100	GTECH Corporation
Innoka Oy	Finland	16.2	81	GTECH Global Services Corporation Limited
Interactive Games International Limited	United Kingdom	**	100	Europrint Holdings Ltd.
International Poker Network Ltd. (49)	Malta	40	99.99	Boss Holdings Ltd.
JSJ Ltd.	United Kingdom	690	100	GTECH Corporation
Leeward Islands Lottery Holding Company, Inc.	St. Kitts & Nevis	13,600	100	GTECH Global Services Corporation Limited
Lottery Equipment Company	Ukraine	**	100	GTECH Asia Corporation (99.994%); GTECH Management P.I. Corporation (.006%)
Loxley GTECH Technology Co., Ltd. ***	Thailand	1,470	49	GTECH Global Services Corporation Limited (39%); GTECH Corporation (10%)
Mobile Payment Services Limited (50) (51)	U.K.	**	100	Probability Games Corporation Limited
Northstar Lottery Group, LLC	Illinois, USA	86,182	80	GTECH Corporation
Northstar New Jersey Holding Company, LLC	New Jersey, USA	103,917	50.15	GTECH Corporation
Northstar New Jersey Lottery Group, LLC	New Jersey, USA	113,786	82.31	Northstar New Jersey Lottery Holding Company, LLC
Northstar SupplyCo New Jersey, LLC	New Jersey, USA	41,073	70	GTECH Corporation
Online Transaction Technologies SARL à Associé Unique	Morocco	33,500	100	GTECH Foreign Holdings Corporation

List of GTECH S.p.A. Subsidiaries and Affiliates

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
Orbita Sp. z o.o.	Poland	68	100	GTECH Corporation
Oy GTECH Finland Ab	Finland	8	100	GTECH Corporation
Playyoo SA (51)	Switzerland	16.347	100	Probability Limited
Probability Games Corporation Limited (51)	U.K	151.450	100	Probability Limited
Probability (Gibraltar) Limited (51)	Gibraltar	**	100	Probability Limited
Probability Limited (51)	U.K.	35,917.866	199	GTECH UK Interactive Limited
Prodigal Lottery Services, N.V.	Netherlands Antilles	US $10	100	Leeward Islands Lottery Holding Company, Inc.
Retail Display and Service Handlers, LLC	Delaware, USA	**	100	GTECH Corporation
SB Indústria e Comércio Ltda.	Brazil	4,138.646	100	GTECH Corporation (99.99%); GTECH Foreign Holdings Corporation (0.01%)
Siam GTECH Company Limited	Thailand	19.993	99.97	GTECH Corporation
St. Kitts and Nevis Lottery Company, Ltd.	St. Kitts & Nevis	**	100	Leeward Islands Lottery Holding Company, Inc.
St. Minver (UK) Limited (52)	United Kingdom	**	100	GTECH (Gibraltar) Holdings Limited
Taiwan Sports Technology and Services Holding Company (53)	Taiwan	20,000	100	GTECH Global Services Corporation Limited
Taiwan Sports Management and Technology Service Company (54)	Taiwan	**	100	Taiwan Sports Technology and Services Holding Company
Technology Risk Management Services, Inc.	Delaware, USA	**	100	GTECH Corporation
Turkish Lottery Holding B.V. (55) ***	Netherlands	**	40	GTECH Ireland Operations Limited
Turks and Caicos Lottery Company Ltd. (56)	Turks & Caicos	US $50	100	Leeward Islands Lottery Holding Company, Inc.

List of GTECH S.p.A. Subsidiaries and Affiliates

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
UTE Logista-GTECH, Law 18/1982, No. 1	Spain	2,000	50	GTECH Global Lottery S.L.
VIA TECH Servicios SpA	Chile	**	100	GTECH Global Services Corporation Limited
VIATEC S.r.l.	Argentina	100	100	GTECH Foreign Holdings Corporation (95%); GTECH Corporation (5%)
Yeonama Holdings Co. Limited ***	Cyprus	1,980.6	30	GTECH Global Services Corporation Limited

NOTES

Unless otherwise noted, the consolidation method for all subsidiaries listed above is on a line-by-line basis.

*                                         All Share Capital amounts are stated in local currency amounts unless otherwise indicated, and in thousands.

**                                  Share Capital is less than €1,000.

***                           Companies not consolidated.

(1)                                 Accounted for by the equity method of accounting.

(2)                                 On April 1, 2014, the share capital of Big Easy S.r.l. was increased to €2,300,000.

(3)                                 Consorzio Lotterie Nazionali is in liquidation.

(4)                                 On November 21, 2014 Consorzio Giochi Sportivi was struck off the Italian Companies’ Register.

(5)                                 Due to the merger of Totobit Informatica S.p.A. into Lottomatica Italia Servizi S.p.A., Totobit Informatica S.p.A. sold the participation in Easy Nolo S.r.l. to Lottomatica Italia Servizi S.p.A.

(6)                                 On July 11, 2014, Georgia Worldwide Corporation was formed in the State of Nevada, in the United States of America.

(7)                                 On April 25, 2014, Spielo International Austria GmbH changed its name to GTECH Austria GmbH.

(8)                                 On January 20, 2014, Spielo International Canada ULC changed its name to GTECH Canada ULC.

(9)                                 Effective February 12, 2014, Spielo International Germany GmbH changed its name to GTECH Germany GmbH.

(10)                          As of November 3, 2014, Spielo International Monaco S.A.M. changed its name to GTECH Monaco S.A.M.

(11)                          On March 21, 2014, Spielo International Peru S.A. changed its name to GTECH Peru S.A.  On December 28, 2014, by resolution of the sole shareholder of GTECH Peru S.A., the share capital was increased to S/.31,565,442.

(12)                          On January 17, 2014, Spielo International USA, LLC changed its name to GTECH USA, LLC.

(13)                          On July 11, 2014 Georgia Worldwide Limited was formed in the U.K. with GTECH S.p.A. being the sole shareholder of the company.  On September 15, 2014, 50,000 sterling non-voting shares at £1.00 per share were issued to Elian Corporate Services (UK) Limited.  On September 16, 2014, Georgia Worldwide Limited was re-registered as a public limited company and became known as Georgia Worldwide Plc.  GTECH S.p.A. continues to be the holder of 100% of the voting shares of Georgia Worldwide Plc.  On February 26, 2015, after the close of 2014, Georgia Worldwide Plc changed its name to International Game Technology Plc.

(14)                          On December 16, 2014 L-Gaming (stock interest) was sold by Lottomatica International Greece S.r.l. to Helexaco.

(15)                          On November 26, 2014, with the merger of Totobit Informatica S.p.A. in Lottomatica Italia Servizi S.p.A., Lottomatica Italia Servizi S.p.A. acquired the participation in LIS Istituto di Pagamento S.p.A.

(16)                          Due to the acquisition of the entire shareholding in SW Holding S.pA. as of March 25, 2014, GTECH S.p.A. holds, directly and indirectly, 64% ownership of Lotterie Nazionali S.r.l.

(17)                          On December 17, 2014 GTECH S.p.A. sold the participation in Lotterie Nazionali S.r.l. to Lottomatica Holding S.r.l.

(18)                          On November 24, 2014 GTECH S.p.A. formed Lottomatica S.p.A.

(19)                          On October 6, 2014 GTECH S.p.A. formed Lottomatica Holding S.r.l.

(20)                          On December 23, 2014 Lottomatica International Greece S.r.l. was struck off the Italian Companies’ Register.

(21)                          On December 17, 2014 GTECH S.p.A. transferred the participation in Lottomatica Italia Servizi S.p.A. to Lottomatica Holding S.r.l.

(22)                          On December 17, 2014 GTECH S.p.A. transferred the participation in Lottomatica Scommesse S.r.l. to Lottomatica Holding S.r.l.

(23)                          On December 17, 2014 GTECH S.p.A. sold the participation in Lottomatica Videolot Rete S.p.A. to Lottomatica Holding S.r.l.

(24)                          On June 26, 2014, Lottomatica Videolot Rete S.p.A. formed Optima Gaming Service S.r.l.

(25)                          On December 17, 2014 GTECH S.p.A. transferred the participation in SED Multitel S.r.l. to Lottomatica Holding S.r.l.

(26)                          On June 27, 2014 (effective from July 30, 2014) Siderbet S.r.l. was merged with and into Lottomatica Scommesse S.r.l.

(27)                          On April 15, 2014, the share capital of Spielo International Italy S.r.l. was increased to €1,000,000.

(28)                          On March 25, 2014, GTECH S.p.A. acquired the remaining 28.25% interest in SW Holding S.p.A. from UniCredit S.p.A., increasing its ownership interest to 100%.

(29)                         On December 1, 2014 (effective from December 3, 2014), SW Holding S.p.A. was merged with and into GTECH S.p.A.

(30)                          On November 26, 2014 (effective from December 1, 2014), Totobit Informatica Software e Sistemi S.p.A. was merged with and into Lottomatica Italia Servizi S.p.A.

(31)                          On April 3, 2014, Beijing GTECH Technology Company increased its share capital to US $1,750,000.

(32)                          On February 13, 2014, Boss Casinos N.V. was dissolved and liquidated.

(33)                          On September 1, 2014, GTECH Sweden Interactive sold its interest in Boss Media Canada Gaming Services Ltd. to GTECH Canada ULC and on September 15, 2014, Boss Media Canada Gaming Services Ltd. was dissolved.

(34)                          On January 16, 2015, after the close of 2014, the share capital of CLS-GTECH Technology (Beijing) Co., Ltd. was increased to US$6.5 million.

(35)                          As of June 16, 2014, GTECH Computer Systems Sdn Bhd is dissolved and liquidated.

(36)                          On February 11, 2014, Spielo International (Gibraltar) Limited changed its name to GTECH (Gibraltar) Limited.

(37)                          On February 11, 2014, St. Enodoc Holdings Limited changed its name to GTECH (Gibraltar) Holdings Limited.

(38)                          By resolution dated April 30, 2014, the sole shareholder of GTECH Global Lottery S.L. approved the reduction in share capital to €8,808.80.

(39)                          On October 28, 2014, Springboard Technologies Private Limited changed its name to GTECH India Private Limited.

(40)                          On March 26, 2014, Boss Holdings changed its name to GTECH Malta Holdings Limited.

(41)                          On April 2, 2014, BOSS Media Malta Casino Limited changed its name to GTECH Malta Casino Limited.

(42)                          On March 26, 2014, BOSS Media Malta Poker Limited changed its name to GTECH Malta Poker Limited.

(43)                          On July 4, 2014, G2 Gaming Spain S.A. changed its name to GTECH Spain S.A.

(44)                          On February 24, 2014, Boss Media AB changed its name to GTECH Sweden Interactive AB.

(45)                          On February 24, 2014, Boss Media Investment AB changed its name to GTECH Sweden Investment AB.

(46)                          On January 29, 2014, SI Games UK Limited changed its name to GTECH UK Games Limited.

(47)                          On January 29, 2014, Spielo International UK Limited changed its name to GTECH UK Interactive Limited.

(48)                          On May 1, 2014, GTECH VIA DR, SAS was formed in the Dominican Republic.

(49)                          On January 17, 2014, International Poker Network Limited was struck off the register under the Companies Act, 1995 in Malta.

(50)                          On February 3, 2015, after the close of 2014, Mobile Payment Services Limited was dissolved via voluntary strike-off from Companies House in the U.K.

(51)                          On May 2, 2014, GTECH UK Interactive Limited completed the acquisition of Probability Plc and its subsidiaries, namely, Mobile Payment Services Limited, Playyoo SA, Probability Games Corporation Limited and Probability (Gibraltar) Limited.  On May 2, 2014 Probability Plc reregistered as a private company and changed its name to Probability Limited.  On February 3, 2015, after the close of 2014, Mobile Payment Services Limited was dissolved via voluntary strike-off.

(52)                          On December 23, 2014, St. Minver (UK) Limited was dissolved and stricken from the records of Companies House.

(53)                          On January 21, 2014, Taiwan Sports Technology and Services Holding Company was liquidated.

(54)                          On March 20, 2014, Taiwan Sports Management and Technology Service Company was liquidated.

(55)                          On April 22, 2014, GTECH Ireland Operations Limited acquired a 40% interest in Turkish Lottery Holding B.V.

(56)                          The Turks and Caicos Islands Financial Services Commission advised that Turks and Caicos Lottery Company Ltd. was struck from the Registry of Companies on June 18, 2012.