Form 20-F
period 2015-12-31
International Game Technology PLC
filed 2016-04-29
CIK 1619762

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

66 Seymour Street, 2nd Floor London W1H 5BT United Kingdom
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

200,244,239 ordinary shares, nominal value $0.10 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

☐ Yes   ☐ No

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

International Game Technology PLC, a public limited company organized under the laws of, England and Wales (“IGT PLC”), has its corporate headquarters in London, England, and operating headquarters in Rome, Italy; Providence, Rhode Island; and Las Vegas, Nevada. IGT PLC is the successor to GTECH S.p.A., a società per azioni incorporated under the laws of Italy (“GTECH”), and the sole stockholder of International Game Technology, a Nevada corporation (“IGT”).

On April 7, 2015, GTECH acquired IGT through:

•                  the merger of GTECH with and into IGT PLC (the “Holdco Merger”), and

•                  the merger of Georgia Worldwide Corporation, a Nevada corporation and a wholly owned subsidiary of IGT PLC (“Sub”) with and into IGT (the “Subsidiary Merger” and, together with the Holdco Merger, the “Mergers”).

For additional information on the Mergers, see “Item 4. Information on the Company-A. History and Development of the Company-Acquisition of International Game Technology.”

In this annual report on Form 20-F, unless otherwise specified, the terms “we,” “us” and “our,” and the “Company” refer to IGT PLC together with its consolidated subsidiaries or, for periods of or points in time prior to the completion of the Holdco Merger, to GTECH together with its consolidated subsidiaries, or any or more of them, as the context may require.

The historical results of operations for IGT PLC reflect the operations of GTECH prior to the completion of the Holdco Merger.

This annual report on Form 20-F includes the Consolidated Financial Statements of IGT PLC for the years ended December 31, 2015, 2014 and 2013 (the “Consolidated Financial Statements”) prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) as issued by the Financial Accounting Standards Board (“FASB”).

The financial information is presented in US dollars. All references to “U.S. dollars,” “U.S. dollar,” “U.S. $” and “$” refer to the currency of the United States of America (or “U.S.”). All references to “euro” and “€” refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.

The language of this annual report on Form 20-F is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.

Certain totals in the tables included in this annual report on Form 20-F may not add due to rounding.

Glossary of Terms and Abbreviations (as used in this annual report on Form 20-F)

Abbreviation/Term	Definition
ADM	Agenzia delle Dogane e Dei Monopoli
AWPs	Amusement with prize machines
B2B	Business-to-business
B2C	Business-to-consumer
CA 2006	Companies Act 2006, as amended
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Code	Internal Revenue Code of 1986, as amended
CONSOB	The Italian Stock Exchange Regulatory Agency
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CTA	Italian Consolidated Tax Act
DoubleDown	Double Down Interactive LLC
DTC	The Depository Trust Company
DTR	Disclosure and Transparency Rules
EBITDA	Earnings before interest, taxes, depreciation and amortization
EPS	Earnings per share
Exchange Act	Securities Exchange Act of 1934, as amended
EY	Reconta Ernst & Young S.p.A
FASB	Financial Accounting Standards Board
FCPA	U.S. Foreign Corrupt Practices Act of 1977, as amended
FMC	Facilities Management Contracts
SARs	Stock appreciation rights which are not granted in conjunction with a share option
GAAP	United States Generally Accepted Accounting Principles
GMS	Gaming Management Systems
GTECH	GTECH S.p.A
HMRC	Her Majesty’s Revenue & Customs of the United Kingdom
IAS	International accounting standards
IFRS	International financial reporting standards
iGaming	Interactive gaming
IGT	International Game Technology, a Nevada corporation
IGT PLC	International Game Technology PLC or the Company
ITVMs	Instant ticket vending machines
LMA	Lottery Management Agreements
LN	Lotterie Nazionali S.r.l.
LTI	Long-term incentive compensation
Mergers	The Subsidiary Merger together with the Holdco Merger
Moody’s	Moody’s Investor Service

NAGI	North America Gaming and Interactive
NYSE	New York Stock Exchange
PCAOB	Public Company Accounting Oversight Board (United States)
PFICs	Passive Foreign Investment Companies
PMA	Private management agreement
PSC	Product Sales Contracts
PwC Entities	PricewaterhouseCoopers LLP, as well as all of the foreign entities belonging to its network
PwC Italy	PricewaterhouseCoopers S.p.A.
PwC US	PricewaterhouseCoopers LLP
R&D	Research and development
RFP	Request for proposal
S&P	Standard & Poor’s Ratings Services
SARs	Share appreciation rights
SEC	United States Securities and Exchange Commission
SOG	Stock Ownership Guidelines
SSTs	Self-Service Terminals
STI	Short-term incentive compensation
Subsidiary Merger	The merger of Georgia Worldwide Corporation, a wholly owned subsidiary of IGT PLC, with and into IGT
Tandem SARs	SARs which are granted in conjunction with a share option
10eLotto	A game of chance in Italy
TITO	Ticket-In-Ticket-Out
U.K.	United Kingdom
U.S.	United States of America
VLTs	Video lottery terminals
VSOE	Vendor specific objective evidence
WAP	Wide area progressive
WLA	North America World Lottery Association

PART I

Item 1.         Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

A.            Selected Financial Data

The following tables set forth summary historical consolidated financial and other information of IGT PLC for the periods indicated, and have been derived from the Consolidated Financial Statements of the Company for the years ended December 31, 2015, 2014 and 2013, included in “Item 18. Financial Statements.”

The following information should be read in conjunction with:

•                  “Presentation of Financial and Certain Other Information,”

•                  “Item 3.D. Risk Factors,”

•                  “Item 5 - Operating and Financial Review,” and the Consolidated Financial Statements included in “Item 18. Financial Statements.”

Consolidated Income Statement Data

	For the years ended December 31,
($ thousands, except share amounts)	2015	2014	2013
Total revenue	4,689,056	3,812,311	3,829,634
Operating income	539,956	715,051	683,976
(Loss) income before provision for income taxes	(17,031)	340,217	459,437
Net (loss) income	(55,927)	99,804	233,482
Attributable to:
IGT PLC	(75,574)	86,162	201,605
Non-controlling interests	19,647	13,642	31,877
(Loss) income attributable to IGT PLC per common share - basic	(0.39)	0.50	1.16
(Loss) income attributable to IGT PLC per common share - diluted	(0.39)	0.49	1.16
Dividends declared per common share ($)	0.40	1.97	0.95

•                  During the historical periods presented there were no discontinued operations.

•                  Dividends declared in euro in 2014 and 2013 were translated into U.S. dollar at the exchange rates in effect on the dates the dividends were declared.

Consolidated Balance Sheet Data

	December 31,
($ thousands, except share amounts)	2015	2014	2013
Cash and cash equivalents	627,484	317,106	578,008
Total assets	15,114,692	8,435,297	9,616,622
Debt (a)	8,334,173	2,959,471	3,817,055
Total equity	3,366,142	2,947,720	3,367,307
Attributable to IGT PLC	3,017,648	2,569,837	2,815,381
Attributable to Non-controlling interests	348,494	377,883	551,926
Common stock	20,024	217,171	215,836
Common shares issued	200,244,239	174,976,029	173,992,168

(a) Debt is comprised of long-term debt, including current portion and short-term borrowings.

Selected financial data for the earliest two years of the five-year period has been omitted as such information cannot be provided without unreasonable effort and expense as the Company converted from International Financial Reporting Standards to US GAAP in 2015.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” and the other risks described in the Safe Harbor Statement. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. We invite you to consult any further related disclosures we make from time to time in materials filed with or furnished to the United States Securities and Exchange Commission (“SEC”).

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

A decline in the relative health of the gaming industry and any difficulty or inability of our customers to obtain adequate levels of capital to finance their ongoing operations may reduce their resources available to purchase our products and services or affect our ability to collect outstanding receivables, which adversely affects our revenues. If we experience a significant unexpected decrease in demand for our products, we could also be required to increase our inventory obsolescence and other asset impairment charges.

Furthermore, an extended economic downturn could impact the ability of our customers to make timely payments to us which could adversely affect our results of operations. We may incur additional provisions for bad debt related to credit concerns on certain receivables, including in connection with customer financing we provide.

A significant portion of IGT PLC’s total consolidated revenues is derived from government concessions in Italy including the Lotto and instant lottery concessions.

A substantial portion of IGT PLC’s revenues, equal to approximately 33.6% of its total consolidated revenues for the year ended December 31, 2015, is derived from exclusive and non-exclusive concessions awarded to IGT PLC by Agenzia delle Dogane e Dei Monopoli (“ADM”), the governmental authority responsible for regulating and supervising gaming in Italy. In particular, a substantial portion of IGT PLC’s revenues is derived from two exclusive concessions, one for the operation of the Lotto game (the “Lotto Concession”) and one for instant tickets (equal to approximately 10.5% and 6.2%, respectively, of its total consolidated revenues for the year ended December 31, 2015). The Lotto Concession and the instant ticket majority-owned concession have been, respectively, awarded by ADM to IGT PLC and its subsidiary, Lotterie Nazionali S.r.l. IGT PLC expects that the Lotto Concession will expire on June 8, 2016, while the instant ticket concession will expire on September 30, 2019.

We expect that a significant portion of our business and profitability will continue to depend upon the concessions awarded to us by ADM and other Italian governmental entities. Therefore, a material reduction in IGT PLC’s revenues from these concessions, including as a result of an early termination or non-renewal of these concessions following their expiration, could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

One specific case of non-renewal might be triggered as a result of the impediment for IGT PLC to participate in future tenders, in the event that (i) the UK as its home member state left the European Union without maintaining parity rights for its resident companies vs. the EU resident companies, (ii) the relevant RFPs require candidates and the relevant holding companies to be EU resident, and (iii) the Italian-based controlling shareholder De Agostini were to dismiss control of IGT PLC or not qualify as a holding company for purposes of the RFP.

The expected termination of the Lotto Concession on June 7, 2016 was determined by an arbitral ruling in favor of IGT PLC on August 1, 2005 and confirmed by the Supreme Court of Cassation on February 3, 2014. The final expiration date of the Lotto Concession is subject to dispute by ADM, which argues that the Lotto Concession should have expired on April 17, 2012, and an appeal lodged by Stanley International Betting Limited (“Stanley”) is still pending. The outcome of the aforementioned dispute and appeal could have a material adverse effect on IGT PLC’s business, results of operations and financial condition.

Despite several prior arbitral awards and judicial decisions in IGT PLC’s favor, ADM or other governmental or judicial authorities nonetheless may continue to seek monetary or other relief from IGT PLC in respect of these four disputed years of concession, potentially through additional legal, administrative or criminal action, investigations or proceedings. An adverse finding or settlement could result in significant damages or other payments or sanctions (including, under certain circumstances, revocation of existing concessions or sanctions under Italian Legislative Decree No. 231 of June 8, 2001). It is uncertain what effect, if any, the ongoing dispute regarding the expiration of the Lotto Concession will have on IGT PLC’s ability to reacquire the Lotto Concession.

IGT PLC relies on time-limited government concessions to conduct a significant portion of its business activities, particularly in Italy. Termination or non-renewal of the Lotto Concession, instant lottery or machine gaming concessions in Italy, or renewal on different terms, could have a material adverse effect on IGT PLC’s revenues.

IGT PLC is required to obtain and maintain licenses from various jurisdictions in order to operate its business, including the Lotto Concession, instant lottery concession, and machine gaming concession in Italy. Upon the expiration of IGT PLC’s concessions, new concessions may be awarded to one or more parties through a competitive bidding process open to parties other than IGT PLC or its subsidiaries. In addition, concessions may be terminated prior to their expiration dates upon the occurrence of certain events of default affecting IGT PLC or its subsidiaries or if their continuation is determined under applicable principles of law to be against the public interest.

Our current Lotto Concession in Italy is scheduled to expire on June 7, 2016. In December 2015, the Italian government issued a request for proposal (“RFP”) to award a new Lotto Concession. In March 2016, IGT PLC, as leader of a consortium of strategic and financial partners, submitted a bid on the new Lotto Concession. In April 2016, the ADM announced that the consortium has been provisionally awarded the new Lotto Concession. Although the consortium is the sole bidder, IGT PLC cannot be certain of the results of the tender, including whether the consortium, of which IGT PLC is the principal operating partner, will be finally awarded the new concession.

The instant ticket concession in Italy is scheduled to expire on September 30, 2019. The instant ticket concession is, in theory, renewable; however, we believe that an RFP may be issued under a different law, with new rules, for a new concession. Under the new rules, the RFP may result in a non-exclusive concession (i.e., more than one bidder may be awarded the concession), and award of the concession may entail payment of a lump sum.

As with the above concessions, the non-exclusive concession for the operation of video lottery terminals (“VLTs”) and amusement with prize machines (“AWPs”) in Italy held by our subsidiary Lottomatica Videolot Rete S.p.A., as well as the betting concessions that expire in June 2016 held by our subsidiary Lottomatica Scommesse S.r.l., may also be subject to the same possibilities. Finally, the conditions for any new concession will be established by law and included in the rules of the new concession.

There can be no assurance that IGT PLC will be able to renew any of its existing concessions, and the loss, denial, non-renewal or renewal on different terms of any of its concessions could have a material adverse effect on its results of operations, business, financial condition or prospects.

There may be risks associated with the consortium arrangement for the new Lotto Concession

In March 2016, IGT PLC, through its subsidiary Lottomatica S.p.A. (“Lottomatica”), entered into a consortium of strategic and financial partners to bid on the new Lotto Concession. Under the terms of the consortium agreement, Lottomatica will serve as the principal operating partner to fulfill the requirements of the Lotto license. The consortium submitted its bid for the new Lotto Concession in March 2016. In April 2016, the ADM announced that the consortium has been provisionally awarded the new Lotto Concession, and the final award is expected to be made during the second quarter of 2016. According to the bid procedure and consortium agreement, a joint venture company will be established. Lottomatica will have 61.5% equity ownership, with the remainder of the equity ownership shared among the other three consortium members. Lottomatica will appoint a majority of the joint venture board and will enter into a contract with the joint venture to provide technology products and services for the new Lotto Concession.

Unlike the current Lotto Concession for which we are the sole licensee without a consortium, as a result of the consortium arrangement for the new Lotto Concession we will be required to share any profits from the new Lotto Concession with the consortium members. As part of the joint venture arrangement, in the event that the joint venture is profitable in a given year, Lottomatica as principal operating partner will be required to make distributions to the other joint venture members, which will reduce the amount of profits and cash flows we receive from the new Lotto Concession. Consequently, IGT PLC may not achieve the same levels of profitability and cash flows under the new Lotto Concession as IGT PLC has achieved under the current Lotto Concession.

Furthermore, if the joint venture members are unable to reach agreement upon certain specified matters or if the joint venture’s cash flows generated in the first year of operation falls below a pre-determined level, one of the joint venture partners, Italian Gaming Holding (“IGH”), may put its entire joint venture interest to Lottomatica and, in certain cases, Lottomatica may exercise a call option to acquire IGH’s entire joint venture interest. In the event IGH exercises the put right (including under the circumstances in which the joint venture’s cash flow falls below a pre-determined level), IGT PLC, through Lottomatica, will take on a greater percentage of the ownership of the joint venture and accordingly a greater amount of the risk related to the joint venture, including in the event that the joint venture does not achieve expected levels of profitability and cash flows under the new Lotto Concession.

IGT PLC’s obligation to transfer assets upon the termination of the Lotto Concession and other concessions could have a material adverse effect on IGT PLC’s financial position and results of operations.

Upon the termination or non-renewal of the Lotto Concession, the instant lottery or machine gaming concessions, IGT PLC will be required at the request of ADM to transfer to ADM, free of charge, ownership of certain assets that are part of its central system used to operate Lotto, the instant lottery or machine gaming and equipment such as terminals at the points of sale, facilities, software, data files, and any other related assets that may be necessary for the full functioning, operation, and operability of the system itself. As of December 31, 2015, the value of such assets was $35.6 million or approximately 0.24% of IGT PLC’s consolidated total assets and approximately 0.43% without goodwill. The obligation to transfer the Lotto Concession assets may also have detrimental effects on certain other businesses operated by IGT PLC because IGT PLC uses terminals, central system hardware and software used in the operation of Lotto in connection with certain of its other businesses.

IGT PLC’s operations in its North America Lottery and International segments are dependent upon its continued ability to retain and extend its existing contracts and win new contracts.

IGT PLC derives a substantial portion of its revenues and cash flow from its portfolio of long-term contracts in the North America Lottery and International segments (equal to approximately 32.1% of its total consolidated revenues for the year ended December 31, 2015), awarded through competitive procurement processes. In addition, IGT PLC’s U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for failure to perform and for other specified reasons, and many of these contracts in the U.S. permit the lottery authority to terminate the contract at will with limited notice and do not specify the compensation, if any, to which IGT PLC would be entitled were such termination to occur.

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

As of December 31, 2015, IGT PLC had outstanding performance bonds and letters of credit in an aggregate amount of approximately $1.241 billion. These instruments present a potential for expense for IGT PLC and divert financial resources from other uses.

Claims on performance bonds, drawings on letters of credit and payment of liquidated damages could individually or in the aggregate have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

Slow growth or declines in sales of lottery goods and services could lead to lower revenues and cash flows for IGT PLC.

In recent years, as the lottery industry has matured in the primary markets where IGT PLC operates, the rate of lottery sales growth has moderated and some of IGT PLC’s customers have from time to time experienced a downward trend in sales. IGT PLC’s dependence on large jackpot games and, specifically, the decline in aggregate sales at similar jackpot levels (“jackpot fatigue”) has had a negative impact on revenue from this game category. These developments may in part reflect increased competition for consumers’ discretionary spending, including from a proliferation of destination gaming venues and an increased availability of Internet gaming opportunities. IGT PLC’s future success will depend, in part, on the success of the lottery industry, as a whole, in attracting and retaining new players in the face of such increased competition in the entertainment and gaming markets (which competition may continue to increase), as well as its own success in developing innovative services, products and distribution methods/systems to achieve this goal. In addition, there is a risk that new products and services may replace existing products and services. The replacement of old products and services with new products and services may offset the overall growth of sales of IGT PLC. A failure by IGT PLC to achieve these goals could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

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

Further, from time to time investigations of various types are conducted by governmental authorities into possible improprieties and wrongdoing in connection with IGT PLC’s efforts to obtain or the awarding of lottery contracts and related matters. Because such investigations frequently are conducted in secret, IGT PLC may not necessarily know of the existence of an investigation in which it might be involved. Because IGT PLC’s reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, a governmental allegation or a finding of improper conduct by or attributable to IGT PLC in any manner or the prolonged investigation of these matters by governmental or regulatory authorities could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects, including its ability to retain existing contracts or to obtain new or renewed contracts, both in the subject jurisdiction and elsewhere. In addition, adverse publicity resulting from any such proceedings could have a material adverse effect on IGT PLC’s reputation, results of operations, business, financial condition or prospects.

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

There can be no assurance that the policies and procedures we have implemented have been or will be followed at all times or will effectively detect and prevent violations of the applicable laws by one or more of our directors, officers, employees, consultants, agents or partners and, as a result, we could be subject to penalties and sanctions, which in turn could have a material adverse effect on our business, results of operations and financial condition.

IGT PLC may be subject to an unfavorable outcome with respect to pending regulatory or tax matters or other legal proceedings, which could result in substantial monetary damages or other harm to IGT PLC.

IGT PLC is involved in a number of legal, regulatory, tax and arbitration proceedings regarding, among other matters, claims by and against it as well as injunctions by third parties arising out of the ordinary course of its business and is subject to investigations and compliance inquiries related to its ongoing operations. The outcome of these proceedings and similar future proceedings cannot be predicted with certainty. As of December 31, 2015, our total provision for litigation risks was $17.7 million. However, it is difficult to accurately estimate the outcome of any proceeding. As such, the amounts of IGT PLC’s provision for litigation risk could vary significantly from the amounts IGT PLC may be asked to pay and from the amounts IGT PLC would ultimately pay in any such proceeding. In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require IGT PLC to pay substantial monetary damages or penalties and/or incur costs which may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant concession, license or authorization and thereby have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

Two of our senior executives (Marco Sala and Renato Ascoli) and one member of our board of directors (Lorenzo Pellicioli) are the subject of an ongoing investigation in Italy by the Rome Public Prosecutor’s office as a result of a 2012 tax audit performed by the Italian tax agency as settled by our predecessor entity GTECH in December 2013. The investigation involves the structuring of the leveraged buyout transaction of GTECH Holdings Corporation in 2006 and subsequent acquisition debt refinancing and whether GTECH’s income was under-reported in Italy for any of the tax years from 2006 to 2013. As required under Italian law, the Company’s legal representative and the signatories of the relevant corporate tax returns are subject to investigation. The relevant tax returns were signed by the three individuals named above. If the Rome Public Prosecutor determines that GTECH’s income was under-reported in one or more tax years, the prosecutor may choose to bring criminal charges in Italy against one or more of these individuals.

Within the context of this investigation, in June 2015 a further tax audit in Italy was initiated that is also focused on the leveraged buyout transaction of GTECH Holdings Corporation in 2006 and subsequent acquisition debt refinancing. In July 2015, the Italian Tax Police issued a tax audit report covering the years 2006 to 2010, alleging that GTECH did not recharge to GTECH Holdings Corporation all interest expenses and other costs incurred in connection with the 2006 transaction and subsequent refinancing. Based on this tax report, in December 2015 the Italian tax agency issued a number of tax assessment notices to the Company covering the years 2006 to 2010 and alleging that additional taxes, penalties and interest for these years totaling €200 million are due. Under Italian law, the Company has 60 days in which to appeal the tax assessment notices. On February 26, 2016 GTECH submitted a voluntary settlement request, which entitles the Company to an automatic 90 day extension. The extension will allow the Tax Agency to re-examine the preliminary conclusions of the Tax Police.  At the end of the 90 day extension period, if the parties do not reach a settlement, GTECH retains its right to appeal the tax assessment before the first degree Tax Court.

In April 2016, the Company received a tax audit report from the Italian Tax Police covering the years 2011 to 2014. Based on this report, the additional taxes, penalties and interest associated with the transfer price challenge could be estimated to be approximately €275.0 million for those years. Furthermore, this report contains two additional claims regarding (i) the alleged improper deduction of €140.0 million in value added tax and (ii) under-reported taxable income pursuant to Italy’s controlled foreign corporation regime with specific reference to the Company’s fully controlled subsidiary incorporated in Cyprus. Such Tax Audit Report was delivered to the Public Prosecutor and the Italian Tax Agency for their independent evaluation.

An unfavorable outcome to either the tax investigation or the tax audit could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

IGT PLC faces risks in connection with its global operations and operations outside of traditional U.S. jurisdictions.

IGT PLC is a global business and derives a substantial portion of its revenues from operations outside of Italy and the United States (20.2% of its total consolidated revenues for the year ended December 31, 2015). IGT PLC also operates in tribal jurisdictions with sovereign immunity which subjects it to certain inherent risks. In addition, certain aspects of IGT PLC’s U.S. business, such as its supply chain, may be impacted by events and conditions internationally. Risks associated with IGT PLC’s global operations include increased governmental regulation of the online lottery and commercial gaming industries in the markets where it operates, exchange controls or other currency restrictions and significant political instability.

Other economic risks of doing business globally include:

•                  Additional costs of compliance with the laws of international jurisdictions,

•                  Inflation or currency devaluation,

•                  Illiquid or restricted foreign exchange markets,

•                  High interest rates, debt default, or unstable capital markets, and

•                  Restrictions on foreign direct investment.

Political risks include:

•                  Political instability or change of leadership in government,

•                  Change of governmental policies, laws or regulations,

•                  New foreign exchange controls regulating the flow of money into or out of a country,

•                  Failure of a government to honor existing contracts,

•                  Governmental corruption, and

•                  Political unrest, war or acts of terrorism.

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

Although IGT PLC takes measures intended to prevent disclosure of its trade secrets and proprietary know-how through non-disclosure and confidentiality agreements and other contractual restrictions, IGT PLC may not be able to prevent the unauthorized disclosure or use of its technical knowledge or trade secrets. For example, there can be no assurance that consultants, vendors, partners, former employees or current employees will not breach their obligations regarding non-disclosure and restrictions on use. In addition, anyone could seek to challenge, invalidate, circumvent or render unenforceable any IGT PLC patent. IGT PLC cannot provide assurance that any pending or future patent applications it holds will result in an issued patent, or that, if patents are issued, they would necessarily provide meaningful protection against competitors and competitive technologies and/or adequately protect IGT PLC’s then-current products and technologies. IGT PLC may not be able to detect the unauthorized use, or access from breaches of IGT PLC’s cybersecurity efforts, of its intellectual property or take appropriate steps to enforce its intellectual property rights effectively, and certain contractual provisions, including restrictions on use, copying, transfer and disclosure of licensed programs, may be unenforceable under the laws of certain jurisdictions.

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

Failure to attract, retain and motivate key management and employees may adversely affect our ability to compete.

Our success depends largely on recruiting and retaining talented executives and employees.  Our ability to attract and retain key management, product development, finance, marketing, and research and development personnel is directly linked to our continued success. The market for qualified executives and highly-skilled technical workers is intensely competitive. The loss of key employees or an inability to hire a sufficient number of technical staff could limit our ability to develop successful products and could cause delays in getting new products to market.

IGT PLC’s business prospects and future success rely heavily upon the integrity of its employees, directors and agents and the security of its systems.

The real and perceived integrity and security of a lottery are critical to its ability to attract players. IGT PLC strives to set exacting standards of personal integrity for its employees and directors, as well as system security for the systems that it provides to its customers, and its reputation in this regard is an important factor in its business dealings with lottery and other governmental agencies. For this reason, an allegation or a finding of improper conduct on IGT PLC’s part, or on the part of one or more of its current or former employees, directors or agents that is attributable to IGT PLC, or an actual or alleged system security defect or failure attributable to IGT PLC, could have a material adverse effect upon IGT PLC’s results of operations, business, financial condition or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

IGT PLC may not be able to respond to technological changes or to satisfy future technology demands of its customers, in which case it could fall behind its competitors.

Many of IGT PLC’s software and hardware products are based on proprietary technologies. While management believes that certain of IGT PLC’s technologies, such as the IGT PLC Aurora open-architecture software platform, provide an industry standard, if IGT PLC were to fail to enhance its product and service offerings to take advantage of technological developments, it may fall behind its competitors and IGT PLC’s results of operations, business, financial condition or prospects could suffer.

IGT PLC has a concentrated customer base in certain business segments and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue.

Revenues from IGT PLC’s top ten customers in its North America Lottery and International segments accounted for approximately 16.8% of its total consolidated revenues for the year ended December 31, 2015. If IGT PLC were to lose any of these larger customers, or if these larger customers experience slow lottery ticket sales and consequently reduced lottery revenue, there could be a material adverse effect on

IGT PLC’s results of operations, business, financial condition or prospects.

We face supply chain risks that, if not properly managed, could adversely affect our financial results.

IGT PLC purchases most of the parts, components and subassemblies necessary for its lottery and machine gaming terminals and other system components from outside sources. IGT PLC outsources all of the manufacturing and assembly of certain lottery products to a single vendor while other products have portions outsourced to multiple qualified vendors. Although IGT PLC works closely with its manufacturing outsourcing vendor and IGT PLC is likely to be able to realign its manufacturing facilities to manufacture its products itself, IGT PLC’s operating results could be adversely affected if one or more of its manufacturing outsourcing vendors fails to meet production schedules. IGT PLC’s management believes that if a supply contract with one of these vendors were to be terminated or breached, IGT PLC would be able to replace the vendor. However, it may take time to replace the vendor under some circumstances and any replacement parts, components or subassemblies may be more expensive, which could reduce IGT PLC’s margins. Depending on a number of factors, including the level of the related part, component or subassembly in IGT PLC’s inventory, the time it takes to replace a vendor may result in a delay in its implementation for a customer. Generally, if IGT PLC fails to meet its delivery schedules under its contracts, it may be subject to substantial penalties or liquidated damages, or even contract termination, which in turn could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

In addition, the SEC’s conflict minerals rule requires disclosure by public companies of the origin, source and chain of custody of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured. We may incur significant costs associated with complying with the rule, such as costs related to the determination of the origin, source and chain of custody of the minerals used in our products, the adoption of conflict minerals-related governance policies, processes and controls, and possible changes to products or sources of supply as a result of such activities.

New arrangements with state lotteries in the United States, such as lottery management contracts, may increase the risks to IGT PLC in its dealings with state lotteries, including requiring the guarantee of income, upfront payments or similar arrangements.

In the United States, state lotteries are exploring lottery management contracts as a means of maximizing lottery profits. Under certain of these contracts (currently in Indiana and New Jersey), IGT PLC is required to guarantee income levels to the state. In addition, in other states, agreements may require upfront payments for concessions. Arrangements such as the guarantee of income when not achieved, large upfront payments or other similar arrangements may have a material adverse effect on IGT PLC’s results of operation, business, financial condition or prospects.

IGT PLC’s business may be adversely affected by competition.

The gaming business is highly competitive. IGT PLC faces competition from a number of companies in Italy, the United States and worldwide. Although IGT PLC is making investments, including the acquisition of International Game Technology in April 2015, intended to position it to exploit the opportunities in the machine gaming, interactive gaming and sports betting markets, it expects significant competition in these markets from other companies. Competition could cause IGT PLC to lose players or customers and could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects. The online lottery industry has faced increased competition from the entertainment and gaming industries in recent years, including from a proliferation of destination gaming venues, and an increased availability of gaming opportunities including gaming opportunities on the Internet. In recent years there has been increased competition in the gaming industry and, in some instances, IGT PLC observed extremely aggressive pricing from these competitors in an effort to gain market share. Increased competition and aggressive pricing practices from competitors could adversely affect IGT PLC’s ability to retain business, to win new business and may impact the margin of profitability on contracts that IGT PLC is successful in retaining or winning. Also, awards of contracts to IGT PLC are, from time to time, challenged by its competitors. Increased competition also may have a material adverse effect on the profitability of contracts which IGT PLC does obtain. Over the past several years, IGT PLC has experienced and may continue to experience a reduction in the percentage of lottery ticket sales that it receives from certain customers resulting from contract rebids, extensions and renewals due to a number of factors, including the substantial growth of lottery sales, reductions in the cost of technology and telecommunications services and general and competitive dynamics.

IGT PLC may also be affected by increased competition as a result of consolidation among gaming equipment and technology companies. IGT PLC expects the trend toward consolidation in its global industry to continue as gaming equipment and technology companies attempt to strengthen or expand their market positions in the gaming industry through mergers and acquisitions. Several acquisitions of slot machine and other gaming equipment makers by gaming technology companies have occurred recently, such as the acquisition of Bally Technologies, Inc. by Scientific Games Corporation and the acquisition of Multimedia Games Holding Co. Inc. by Global Cash Access Holdings Inc. IGT PLC believes that industry consolidation such as these acquisitions may result in stronger competitors that are better able to compete by increasing their scale and operating efficiencies. Consolidation may also result in competitors with greater resources which may be directed toward accelerating innovation and product development, resulting in a broader service and product offering. Such changes in the competitive landscape could potentially reduce IGT PLC’s market share and lead to declining sales volumes and prices for its products and services. If any of these risks are realized, IGT PLC’s competitive position and therefore its business, results of operations and financial condition may be materially adversely affected.

Competition is intense among gaming and systems providers, including manufacturers of electronic gaming equipment and systems products. Competition is primarily based on the amount of profit IGT PLC’s products generate for its customers, together with cost savings, convenience, and other benefits. Additionally, IGT PLC competes on the basis of price, pricing models, and financing terms made available to customers, the appeal of game content and features to the end player, and the features and functionality of IGT PLC’s hardware and software products. IGT PLC’s competitors range from small, localized companies to large, multi-national corporations, several of which have substantial resources.

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

Obtaining space and favorable placement on casino gaming floors is also a competitive factor. In addition, the level of competition among equipment providers has increased significantly due to consolidation among casino operators and cutbacks in capital spending by casino operators resulting from the economic downturn and resulting decreased player spend.

IGT PLC’s online social gaming and online real-money gaming operations are also subject to intense competition. In particular, the online social casino industry is relatively new and has lower barriers to entry than the land-based casino industry. Several companies have launched social casino offerings, and new competitors are likely to continue to emerge, some of which may be operated by social gaming companies with a larger base of existing users, or by casino operators with more experience in operating a casino. If the products offered through IGT PLC’s online businesses do not maintain their popularity, or fail to grow in a manner that meets IGT PLC’s expectations, IGT PLC’s results of operations and financial condition could be harmed.

The gaming and betting industry is highly regulated.

The gaming and betting industry is highly regulated. In Italy, this regulation determines, among others, (1) games that may be operated and amounts that may be charged by operators, (2) the prizes for the players, (3) the compensation paid to concessionaires, including IGT PLC, (4) the kinds of points of sale and (5) the applicable tax regulations. Renewing existing and applying for new licenses, concessions, permits and approvals can be costly and time-consuming and there is no assurance of success. Any failure to renew or obtain any such license, concession, permit or approval could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects. Any changes in the legal or regulatory framework or other changes, such as increases in the taxation of gaming or betting, changes in the compensation paid to concessionaires or increases in the number of licenses, authorizations or concessions awarded to competitors of IGT PLC could materially and adversely affect its profitability. For instance, the profitability of the video lottery terminal (“VLT”) sector has declined since 2012, after ADM increased taxation on VLTs from 2% to 4% in January 2012, and then to 5% during 2013 through 2015, and then to 5.5% effective January 1, 2016.

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

The Company may not realize the cost savings, synergies and other benefits that the Company expects to achieve from the Mergers.

The combination of two independent companies is a complex, costly and time-consuming process. As a result, the Company is required to devote significant management attention and resources to integrating the business practices and operations of GTECH and IGT. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, could preclude realization of the full benefits expected by IGT PLC, including the achievement of expected cost savings and revenue synergies. The failure of the Company to meet the challenges involved in successfully integrating the operations of GTECH and IGT or otherwise to realize the anticipated benefits of the Mergers could cause an interruption of the activities of the Company and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships, and diversion of management’s attention, and may cause the Company’s stock price to decline. The difficulties of combining the operations of the companies include, among others:

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

Many of these factors are outside of the Company’s control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially impact the Company’s businesses, financial condition and results of operations. In addition, even if the operations of GTECH and IGT are fully integrated successfully, the Company may not realize the full benefits of the Mergers, including the synergies, cost savings or sales or growth opportunities that the Company expects. These benefits may not be achieved within the anticipated time frame, or at all.

Covenants in the Company’s debt agreements may limit its ability to operate its business, and the Company’s breach of such covenants could materially and adversely affect its business, financial condition and results of operations.

Certain of the Company’s debt agreements require it to comply with certain covenants, including covenants that limit the Company’s ability to:

•                  pay dividends and repurchase shares;

•                  acquire assets of other companies or acquire, merge or consolidate with other companies;

•                  dispose of assets;

•                  extend credit to other persons;

•                  incur indebtedness; and

•                  grant security interests in its assets.

The Company’s ability to comply with these covenants may be affected by events beyond its control, such as prevailing economic, financial, regulatory and industry conditions. These covenants may limit its ability to react to market conditions or take advantage of potential business opportunities. Further, a breach of such covenants could, if not cured or waived, result in acceleration of its indebtedness, result in the enforcement of security interests or force the Company into bankruptcy or liquidation, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s inability to successfully complete and integrate future acquisitions could limit its future growth or otherwise be disruptive to its ongoing business.

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

As a supplier of gaming machines, IGT PLC must offer themes and products that appeal to gaming operators and players. There is constant pressure to develop and market new game content and technologically innovative products. IGT PLC’s revenues are dependent on the earning power and life span of IGT PLC’s games. IGT PLC therefore faces continuous pressure to design and deploy new and successful game themes to maintain IGT PLC’s revenue and remain competitive. If IGT PLC is unable to anticipate or react in a timely manner to any significant changes in player preferences, such as a negative change in the level of acceptance of IGT PLC’s newest systems innovations or jackpot fatigue (i.e. declining play levels on smaller jackpots), the demand for and level of play of IGT PLC’s gaming products could decline. Further, IGT PLC’s products could suffer a loss of floor space to table games or competitors’ products, or operators may reduce revenue sharing arrangements, each of which would harm IGT PLC’s sales and financial results. In addition, general changes in consumer behavior, such as reduced travel activity or redirection of entertainment spending to other venues, could result in reduced demand and reduced play levels for IGT PLC’s gaming products.

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

IGT PLC’s online social gaming casino offering is conducted largely through Facebook, Apple’s iOS platform and Google’s Android platform, and IGT PLC’s business and IGT PLC’s growth prospects would suffer if IGT PLC fails to maintain good relationships with these parties, or if any of these parties were to alter the terms of IGT PLC’s relationship.

DoubleDown Casino, which is IGT PLC’s online social gaming casino offering, operates largely through Facebook, Apple’s IOS platform and Google’s Android platform. Consequently, IGT PLC’s operating platform, growth prospects and future revenues from this online offering are dependent on IGT PLC’s continued relationships with Facebook, Apple and Google. While DoubleDown Casino has historically maintained good relationships with these parties, IGT PLC’s online social gaming casino offering would suffer if IGT PLC is unable to continue these relationships in the future.

In addition, IGT PLC’s relationships with Facebook, Apple and Google are not governed by a contract, but rather by each’s standard terms and conditions for application developers. Each of Facebook, Apple and Google modifies these terms and conditions as well as their respective privacy policies from time to time, and any future changes, including any changes required as a result of government regulation, could have a material adverse impact on IGT PLC’s business. For example, if Facebook, Apple or Google were to increase the fees they charge application developers, IGT PLC’s gross profit and operating income would suffer. Additionally, if users were to limit IGT PLC’s ability to use their personal information, if Facebook, Apple or Google were to develop competitive offerings, either on its own or in cooperation with another competitor, or if Facebook, Apple or Google were to alter its operating platform to IGT PLC’s detriment, IGT PLC’s growth prospects would be negatively impacted.

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

The popularity and acceptance of gaming is influenced by the prevailing social mores, and changes in social mores could result in reduced acceptance of gaming as a leisure activity. The Company’s future financial success will depend on the appeal of its gaming offerings to its customers and players and the acceptance of gaming generally. If IGT PLC is not able to anticipate and react to changes in consumer preferences and social mores, its competitive and financial position may be adversely affected. In addition, the Company’s future success will also depend on the success of the gaming industry as a whole in attracting and retaining players in the face of increased competition for players’ entertainment spend. Gaming may lose popularity as new leisure activities arise or as other leisure activities become more popular. If the popularity of gaming declines for any reason, IGT PLC’s business, financial condition and results of operations may be adversely affected.

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

Any decisions to reduce or discontinue paying cash dividends to our shareholders could cause the market price for our ordinary shares to decline.

We may modify, suspend or cancel our cash dividend in any manner and at any time. Any reduction or discontinuance by us of the payment of quarterly cash dividends could cause the market price of our ordinary shares to decline. Moreover, in the event our payment of quarterly cash dividends are reduced or discontinued, our failure or inability to resume paying cash dividends at historical levels could cause the market price of our ordinary shares to decline.

Recent and future changes to U.S. and foreign tax laws could adversely affect IGT PLC.

IGT PLC believes that, under current law, it is treated as a foreign corporation for U.S. federal tax purposes. However, Section 7874 of the Internal Revenue Code provides that a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. The U.S. Treasury recently issued temporary regulations that increase the possibility that non-U.S. incorporated entities are treated as U.S. corporations for U.S. federal income tax purposes under Section 7874 of the Internal Revenue Code. These U.S. Treasury Regulations in substantial part implement rules set forth in an I.R.S. notice issued on September 22, 2014, which IGT took into account when considering whether Section 7874 applied to the April 2015 IGT acquisition. Although such U.S. Treasury Regulations have been issued in temporary form, they are effective as issued, and those portions of such regulations that implement the rules set forth in the September 2014 Notice apply in full to transactions, such as the Mergers, completed on or after September 22, 2014. As anticipated by IGT, such U.S. Treasury Regulations likely have the effect of increasing the percentage of IGT PLC shares considered held (for purposes of Section 7874 of the Internal Revenue Code) by former IGT shareholders immediately after the Mergers by reason of holding IGT stock (the “Section 7874 Percentage”), compared to the percentage of IGT PLC shares actually held by the former IGT shareholders immediately after the Mergers by reason of holding IGT stock. Even taking into account these new regulations, IGT believes the Section 7874 Percentage remains less than 60%, and based on IGT’s calculation less than 50%. Therefore, under current law, IGT believes that IGT PLC should not be treated as a U.S. corporation for U.S. federal income tax purposes.

In addition to the recently-issued temporary U.S. Treasury Regulations described above, future changes to the inversion rules in Section 7874 of the Internal Revenue Code or the U.S. Treasury Regulations promulgated thereunder or other guidance from the U.S. IRS could adversely affect IGT PLC’s status as a foreign corporation for U.S. federal tax purposes or otherwise adversely affect IGT PLC for U.S. federal income tax purposes, and any such changes could have prospective or retroactive application to IGT PLC, its shareholders and affiliates. Recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, and such legislation, if passed, could have an adverse effect on IGT PLC. Other recent legislative proposals would cause IGT PLC and its affiliates to be subject to certain intercompany financing limitations, including with respect to their ability to use certain interest expense deductions.

The U.S. Treasury recently issued proposed regulations that would treat certain debt between related parties, generally limited to cross-border debt, as stock for U.S. federal income tax purposes. It is uncertain whether the proposed regulations will be adopted and, if so, in what form. If such proposed regulations are finalized in their current form, they could have an adverse U.S. tax effect on IGT and its affiliates with regard to debts incurred after the date these regulations are finalized. Although the potential future impact on IGT PLC and its affiliates cannot be determined at this time, IGT believes that no currently issued debt between its members will be subject to these new rules.

Moreover, the U.S. Congress, the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where IGT PLC and its affiliates do business are focusing on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the United States and other countries in which IGT PLC and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect IGT PLC and its affiliates

IGT PLC is a company incorporated in the U.K. Current United Kingdom (“U.K.”) law, the decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that IGT PLC, a group holding company, is likely to be regarded as being a U.K. resident from incorporation and remaining so if, as IGT PLC intends that, (i) all major meetings of its board of directors and most routine meetings are held in the U.K. with a majority of directors present in the U.K. for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting IGT PLC and its subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of the most senior employees of IGT PLC, together with supporting staff, are based in the U.K.; and (v) IGT PLC has permanent staffed office premises in the U.K. sufficient to discharge its functions as a holding company.

IGT PLC owns subsidiaries incorporated and doing business in Italy. Should Italian withholding taxes be imposed on dividends or distributions with respect to IGT PLC ordinary shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances. Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of Italian withholding taxes.

Voting power with respect to our shares is concentrated in a small number of IGT PLC shareholders, and the loyalty voting structure, when it becomes effective in 2018, may further concentrate and/or sustain voting power in a small number of IGT PLC shareholders and such concentration may increase over time.

A relatively large proportion of the voting power of IGT PLC is concentrated in a relatively small number of shareholders who have the ability to exert significant influence over the Company.  As of April 21, 2016, De Agostini S.p.A. and DeA Partecipazioni S.p.A. (collectively, “De Agostini”) had a voting interest in IGT PLC of approximately 51.45%. See “Item 7. Major Shareholders and Related Party Transactions” for additional information.  These holders have the ability to exert significant influence over our business and may make decisions with which other shareholders may disagree, including, among other things, delaying, discouraging or preventing a change of control of our Company or a potential merger, consolidation, tender offer, takeover or other business combination.

The loyalty voting structure set forth in the IGT PLC Articles, when it becomes effective in 2018, may further concentrate and/or sustain voting power in a small number of shareholders.  Under the loyalty voting structure, IGT PLC shareholders that maintain their ownership of IGT PLC ordinary shares continuously for at least three years will be entitled, upon election, to direct the voting rights in respect of one special voting share per ordinary share held for such period, provided that such shareholders meet certain conditions.  If IGT PLC shareholders maintaining ownership of a significant number of IGT PLC ordinary shares for an uninterrupted period of at least three years elect to receive the right to direct the exercise of the voting rights attaching to special voting shares, it is possible that a relatively large proportion of the voting power of IGT PLC could be further concentrated in a relatively small number of shareholders who would have or increase their significant influence over IGT PLC.

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

The Company transacts business in numerous countries around the world and expects that a significant portion of its business will continue to take place in international markets. IGT PLC prepares its consolidated financial statements in its functional currency (U.S. dollars), while the financial statements of each of its subsidiaries are prepared in the functional currency of that entity. Accordingly, fluctuations in the exchange rate of the functional currencies of the Company’s foreign currency entities against the functional currency of IGT PLC will impact its results of operations and financial condition. Therefore, it is expected that the Company’s revenues and earnings will continue to be exposed to the risks that may arise from fluctuations in foreign currency exchange rates, which could have a material adverse effect on IGT PLC’s business, results of operation or financial condition.

Item 4.         Information on the Company

A.            History and Development of the Company

IGT PLC is incorporated in, and organized as a public limited company under, the laws of England and Wales. IGT PLC’s principal office is located at 66 Seymour Street, 2nd Floor, London W1H 5BT, United Kingdom, telephone number +44 (0) 207 535 3200. The Company’s agent for service in the United States is CSC Services Of Nevada, Inc., 2215-B Renaissance Drive, Las Vegas, NV 89119 (telephone number: +1 518 433 4740) and the company’s registered agent in the U.K. is Elian Corporate Services (UK) Limited (formerly Ogier Corporate Services (UK) Ltd.), whose address is 11 Old Jewry, 6th Floor, London, EC2R 8DU, United Kingdom, and its telephone number is +44 (0) 207 160 5000.

IGT PLC was formed as a business combination shell company on July 11, 2014 under the name “Georgia Worldwide Limited.” On September 16, 2014, it changed its legal name to “Georgia Worldwide PLC,” and on February 26, 2015, it changed its legal name to “International Game Technology PLC.” Prior to the Mergers, IGT PLC did not conduct any material activities other than those incident to its formation and the matters contemplated by the Merger Agreement, such as the formation of Georgia Worldwide Corporation, the making of certain required securities law filings and the preparation of the proxy statement/prospectus filed in connection with the Mergers.

Acquisition of International Game Technology

The Mergers

IGT PLC is the successor of GTECH, an Italian corporation (società per azioni), and the parent of IGT, a Nevada corporation.

On July 15, 2014, the Company, GTECH, GTECH Corporation (now IGT Global Solutions Corporation) (solely with respect to Section 5.02(a) and Article VIII of the Merger Agreement), Sub and IGT signed the Merger Agreement, which was subsequently amended. On November 4, 2014, the Holdco Merger was approved at an extraordinary general shareholders’ meeting of GTECH, and on February 10, 2015, the Subsidiary Merger was approved at a special shareholders’ meeting of International Game Technology. On April 7, 2015, GTECH merged with and into the Company, and IGT merged with and into Sub, with IGT surviving the Subsidiary Merger, all pursuant to the Merger Agreement. The objective of the Mergers was to combine GTECH’s and IGT’s businesses.

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

Settlement of Cash Exit Rights

Under Italian law, GTECH shareholders who did not approve the Holdco Merger were entitled to exercise cash exit rights (“diritto di recesso”). On April 2, 2015, the 19,796,852 GTECH shares for which entitled GTECH shareholders exercised cash exit rights in relation to the Holdco Merger were settled at the cash exit price of €19.174 per share. Holders of the 62,607 GTECH cash exit shares that had been purchased in a pre-emptive offer pursuant to Article 2437- quater of the Italian Civil Code received ordinary shares of IGT PLC on the basis of the Exchange Ratio, and an interim dividend equal to €0.75. The residual 19,734,245 cash exit shares were purchased by GTECH pursuant to Article 2437- quater , para. 5, of the Italian Civil Code for a total cash consideration of $407.8 million and cancelled in the Holdco Merger, together with the 2,183,503 treasury shares held at that time by GTECH.

Dividend Payments

The Company paid interim cash dividends on its ordinary shares during 2015 as follows:

				Aggregate
Declaration	Payment	Per Share Amount		Payment
Date	Date	$	€	(thousands)
November 10, 2015	December 11, 2015	0.20	—	39,956
August 10, 2015	September 10, 2015	0.20	—	39,913
December 17, 2014	January 21, 2015	0.93	0.75	129,720
				209,589

Dividends paid in euro in the first quarter of 2015 were translated into U.S. dollars at the exchange rate in effect on the date of payment

Other Transactions

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

In April 2015, Invest Games S.A., a wholly owned subsidiary of IGT PLC organized under the laws of the Grand Duchy of Luxembourg, was converted to Invest Games S.á.r.l, a private limited liability company (“Invest Games”). IGT then purchased all of the shares of Invest Games by way of an intercompany loan agreement and promissory note. In September 2015, Invest Games was liquidated.

On September 22, 2015 a joint venture agreement was entered into between IGT PLC’s wholly owned subsidiary Lottomatica Videolot S.p.A. and Ancona Time S.r.l., whereby the former would be entitled to 50.35% of the profits of the latter subject to making given cash contributions to the development of its business,

Effective October 1, 2015, to further the global branding of IGT PLC and its subsidiaries as “IGT,” GTECH Corporation changed its name to IGT Global Solutions Corporation.

Effective November 2, 2015, GTECH USA, LLC merged with and into IGT, with IGT being the surviving entity.

Effective January 1, 2016, GTECH Holdings Corporation merged with and into IGT Global Solutions Corporation (formerly known as GTECH Corporation), with IGT Global Solutions Corporation being the surviving entity.

Other than as described above, including in relation to the Mergers (see “—Acquisition of International Game Technology”), there have not been any public takeover offers by third parties in respect of IGT PLC’s shares or by IGT PLC in respect of other companies’ shares which have occurred during the last and current financial years.

Capital Expenditures

Capital expenditures are defined as investments for the period in systems, equipment and other assets related to contracts, property, plant and equipment, intangible assets and investments in associates as shown in our cash flow statement. For a description, including the amount invested, of the Company’s principal capital expenditures and divestitures (including interests in other companies) for the years ended December 31, 2015, 2014 and 2013, see “Item 5—B. Liquidity and Capital Resources—Capital Expenditures.”

The Company did not make any capital expenditures in the first quarter of calendar 2016 that were not in the ordinary course of business.

In March 2016, IGT PLC, through its subsidiary Lottomatica, entered into a consortium of strategic and financial partners to bid on the new Lotto Concession. Under the terms of the consortium agreement, Lottomatica will serve as the principal operating partner to fulfill the requirements of the Lotto license. The consortium submitted its bid for the new Lotto Concession in March 2016. In April 2016, the ADM announced that the consortium has been provisionally awarded the new Lotto Concession. The final award of the concession is expected to be made during the second quarter of 2016. The consortium’s bid was comprised of euro 770 million in upfront concession payments that will be paid in three installments between the time of the award and April 2017. IGT PLC currently expects the first two installments of €350 million and €250 million to be made in 2016, with the balance made in April 2017. In addition, €140 million will be invested by the consortium to upgrade the technological infrastructure supporting the Lotto game. Members of the consortium will contribute to the upfront concession payments on a pro rata basis, based on each party’s equity ownership interest.

B. Business Overview

The following description refers to the combined business and operations of the following legacy companies: GTECH and IGT. The merger was completed on April 7, 2015.

International Game Technology PLC is the world’s leading end-to-end gaming company, operating and providing an integrated portfolio of leading-edge technology products and services across all gaming markets, including: lottery management services, online and instants lotteries, electronic gaming machines, sports betting, interactive gaming, and commercial services. IGT PLC provides business-to-consumer (“B2C”) and business-to-business (“B2B”) products and services to customers in approximately 100 countries.

IGT PLC’s integrated portfolio of technology, products, and services, including its best-in-class content, is shaping the future of the gaming industry by delivering the innovation that players want. IGT enables players to experience their favorite games across all channels and regulated segments, from gaming machines and lotteries to interactive and social gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise, and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play, providing our customers with leading edge solutions.

The Company strives to create shareholder value by adhering to the highest levels of service, integrity, responsibility, and innovation. Social responsibility is vital and we are committed to responsible gaming, giving back to our communities, and doing our part to protect the environment.

IGT PLC is headquartered in London, with operating centers located in Providence, Rhode Island; Las Vegas, Nevada; and Rome, Italy. The Company is organized into four business segments, which are supported by corporate shared services: North America Gaming and Interactive, North America Lottery, International, and Italy. Each one of these segments operates and provides the full range of gaming products and services described above. Hardware and software development, and manufacturing are centralized in North America. The Company had over 12,000 employees as of December 31, 2015.

Products and Services

Lottery

IGT PLC’s lottery services are provided through concession or operator contracts (also referred to as lottery management services arrangements), facilities management contracts, and product sales contracts. In the majority of jurisdictions, lottery authorities generally award contracts through a competitive bidding process. After the expiration of the initial or extended contract term, a lottery authority generally may either seek to negotiate further extensions or commence a new competitive bidding process.

IGT PLC supplies a unique set of solutions for online, draw-based, and instant ticket lotteries to more than 100 customers worldwide. IGT PLC designs, sells and operates a complete suite of lottery-enabled point-of-sale terminals that are electronically linked with a centralized transaction processing system that reconciles lottery funds between the retailer, where a transaction is enabled, and the lottery authority. Among those solutions, IGT PLC provides and operates highly secure, online lottery transaction processing systems which are capable of processing over 500,000 transactions per minute. IGT PLC provides more than 500,000 point-of-sale devices to lottery customers and lotteries that IGT PLC supports worldwide.

IGT PLC is also a major instant ticket game supplier. As an end-to-end provider of instant tickets and related services, IGT PLC specializes in the fast delivery of high-quality instant ticket games and provides printing services, instant ticket marketing plans and graphic design, programming, production, packaging, shipping and delivery services. Instant tickets are sold at numerous types of retail outlets but most successfully in grocery and convenience stores. IGT PLC is the global leader in terms of deployments and sales for Lottery Vending Machines (LVMs) that sell instant tickets as well as draw-based games.

Instant ticket contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis and generally range from two to five years with extension opportunities

IGT PLC has developed and continues to develop new lottery games, licenses new game brands from third parties and installs a range of new lottery distribution devices, all of which are designed to maintain a strong level of same store sales growth for IGT PLC customers. In connection with its delivery of lottery services, IGT PLC actively advises its customers on growth strategies.

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

IGT PLC operates or acts in a growing number of jurisdictions as the provider of lottery management services and is responsible for supporting the day-to-day operations of the lottery and its core functions. In this respect, IGT PLC leverages its years of experience accumulated from being the sole concessionaire for the Italian Lotto game, the world’s largest lottery, which includes management of all of the activities along the lottery value chain.

The lottery technology business is highly competitive and subject to strong price-based competition. IGT PLC’s primary competitors in the lottery technology business include Scientific Games Corporation and Intralot S.A. The instant tickets production business is also highly competitive and subject to strong price-based competition. IGT PLC’s competitors in the United States include Scientific Games Corporation and Pollard Banknote Limited.  Internationally, a number of instant ticket game vendors compete with us, including the competitors mentioned above, as well as diversified printing companies such as Eagle Press of India.

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

Facilities Management Contracts (or FMC). IGT PLC’s facilities management contracts typically require IGT PLC to construct, install and operate the lottery system for an initial term, which is typically five to ten years. IGT PLC’s facilities management contracts usually contain options permitting the lottery authority to extend the contract under the same terms and conditions, or similar or predetermined terms and conditions, for additional periods, generally ranging from one to five years. IGT PLC’s customers also occasionally renegotiate extensions on different terms and conditions. IGT PLC’s revenues under facilities management contracts are generally service fees which are paid to IGT PLC directly from the lottery authority based on a percentage of such lottery’s gross online and instant ticket sales. Under a number of IGT PLC’s facilities management contracts, in addition to constructing, installing and operating the lottery systems, IGT PLC provides a wide range of support services and equipment for the lottery’s instant ticket games, such as marketing, distribution and automation of validation, inventory and accounting systems, for which IGT PLC receives fees based upon a percentage of the sales of the instant ticket games. In limited instances, IGT PLC provides instant tickets and online lottery systems and services under the same facilities management contract. The majority of IGT PLC’s North American Lottery revenues are earned under FMCs.

Concessions and Lottery Management Agreements (LMA). A portion of IGT PLC’s revenues, primarily from its Italy segment, is derived from operating contracts. Under certain operating contracts, IGT PLC manages all of the activities along the lottery value chain, including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the games. The service revenues IGT PLC earns in return for operating these concessions are based on a percentage of wagers. For certain concessions this percentage decreases as the total wagers increase during an annual period, while for others the fee is fixed based on the percentage of wagers. In the United States, IGT PLC is the lottery management services provider in three U.S. jurisdictions — Illinois, Indiana and New Jersey.  In each jurisdiction, IGT PLC manages the day-to-day operations of the lottery and its core functions subject to lottery oversight. In Illinois and New Jersey, IGT PLC provides lottery management services as part of a joint venture or consortium, respectively, and in Indiana through a wholly-owned subsidiary.

Illinois. IGT PLC provides lottery management services in Illinois through Northstar Lottery Group, LLC (“Northstar”), a consortium in which IGT PLC indirectly holds an 80% controlling interest.  IGT Global Solutions Corporation, an affiliate of IGT PLC provides certain hardware, equipment, software and support services to Northstar.  On December 9, 2014, the Illinois Department of Lottery (the “State of Illinois”) and Northstar entered into an agreement (the “Termination Agreement”) to terminate their relationship under the private management agreement (the “PMA”) between them. Over one month after its execution by the Governor of the State of Illinois, the Illinois Attorney General notified the State of Illinois that it “disapproved” of the “proposed” Termination Agreement.  Relying on the Attorney General’s “disapproval,” the Governor’s Office informed Northstar that it believed the Termination Agreement was invalid and unenforceable, and that therefore, the Illinois Contract remained in effect.  Both Northstar and IGT PLC believed that the Termination Agreement was valid and binding on the parties but entered into subsequent negotiations with the Illinois Lottery in an attempt to resolve the dispute.

Effective September 18, 2015, Northstar signed a Letter Agreement (the “Letter Agreement”) with the State of Illinois and the Illinois Lottery that superseded the Termination Agreement. The Letter Agreement sets forth the terms governing the termination of the PMA, the transition services to be provided by Northstar, and the amendment and expiration terms of the respective Supply Agreements between Northstar and each of its key vendors, IGT Global Solutions Corporation and Scientific Games.  Under the terms of the Letter Agreement, the PMA shall remain in effect until the earlier of (i) the date that a transition of Northstar’s responsibilities to a replacement private manager is complete, or (ii) January 1, 2017. The PMA may be extended for additional periods of between three and six months, upon the agreement of the Lottery and Northstar, provided that Northstar receives written notice from the Lottery of the desired length of extension at least ninety (90) days’ prior to the expiration of the then current term, and Northstar agrees in writing to such extension.  The Supply Agreement with IGT Global Solutions Corporation is set to expire on July 1, 2017.  If a replacement private manager is selected, the Letter Agreement provides IGT Global Solutions Corporation with the right to negotiate with the new replacement private manager to extend its Supply Agreement beyond such date.  If the parties do not come to an agreement to extend or modify the IGT Supply Agreement by July 1, 2017, as consideration for the shortened IGT Supply Agreement, IGT Global Solutions Corporation will be paid a fee.

Indiana.  In Indiana, IGT PLC manages the day-to-day sales and marketing operations and core functions of the Hoosier Lottery through IGT Indiana, LLC (“IGT Indiana”), a wholly owned indirect subsidiary of IGT PLC, which has a 15-year integrated services agreement (the “Indiana Agreement”) with the Hoosier Lottery expiring on June 30, 2028.  Under the terms of the Indiana Agreement, IGT Indiana was entitled to earn incentive compensation (“Incentive Compensation”) to the extent that actual net income in a given fiscal year exceeded the net income targets proposed by IGT Indiana in its original bid (“Bid Net Income”), with such Incentive Compensation capped at five percent (5%) of actual net income in such fiscal year.  To the extent that actual net income in a given fiscal year was less than Bid Net Income in such fiscal year, IGT Indiana was required to pay net income shortfall payments (“Net Income Shortfall Payments”) to the Hoosier Lottery, with such amounts capped at five percent (5%) of Bid Net Income in such fiscal year.

In June 2015, the State of Indiana and IGT Indiana executed an amendment to the Indiana Contract which modified certain economics set forth therein.  IGT Indiana made a one-time payment of approximately $18.3 million to the State of Indiana in connection with the execution of such amendment.  In addition, at the conclusion of Fiscal Year 2015 (June 30, 2015), Bid Net Income was replaced with minimum net income (“Minimum Net Income”) and incentive net income (“Incentive Net Income”).  If during any given fiscal year, actual net income is:

•                        Less than Minimum Net Income, then IGT Indiana shall be required to make a Net Income Shortfall Payment to the State of Indiana and shall not be eligible to receive Incentive Compensation. Net Income Shortfall Payments are capped at five percent (5%) of Minimum Net Income.

•                        Equals or exceeds Minimum Net Income, but is less than or equal to Incentive Net Income, then IGT Indiana will not be required to make a Net Income Shortfall Payment to the State of Indiana and shall continue to not be eligible to receive Incentive Compensation.

•                        Exceeds Incentive Net Income, then IGT Indiana will receive Incentive Compensation, and the State of Indiana shall retain its share of such Incentive Compensation, capped at five percent (5%) of actual net income.  In any fiscal year where IGT Indiana is eligible to receive Incentive Compensation, the State of Indiana shall retain fifty percent (50%) of every dollar of actual net income that exceeds Incentive Net Income, up to the cap, over which the State of Indiana shall retain all actual net income.

New Jersey.  Northstar New Jersey is party to a lottery management agreement (the “Services Agreement”) with the State of New Jersey Department of the Treasury, Division of Purchase and Property and Division of Lottery (the “New Jersey Lottery”) which expires on June 30, 2029.  In New Jersey, IGT PLC manages the day-to-day sales and marketing operations and core functions of the New Jersey Lottery through Northstar New Jersey Lottery Group, LLC (“Northstar New Jersey”), a consolidated joint venture comprised of IGT Global Solutions Corporation, a wholly-owned subsidiary of IGT PLC, Scientific Games New Jersey, a subsidiary of Scientific Games International, Inc., and OSI LTT NJ Grantor Trust, an affiliated entity of Ontario Municipal Employees Retirement System, in which IGT PLC indirectly holds an approximate 41% interest. IGT Global Solutions Corporation provides certain hardware, equipment, software and support services and certain instant ticket goods and services to Northstar New Jersey for the benefit of the New Jersey Lottery.  Northstar New Jersey is responsible for payments to the New Jersey Lottery to the extent certain net income targets are not achieved by the New Jersey Lottery, subject to a cap of 2% of the applicable year’s net income and a $20.0 million shortfall payment credit that was fully utilized by the end of the fourth quarter of 2015.

In December 2015, Northstar New Jersey and the New Jersey Lottery executed an amendment to the Services Agreement.  Pursuant to the terms of such amendment, (i) the Net Income Levels, which determine the amounts of incentive compensation, if any, that Northstar New Jersey is entitled to receive, and (ii) the Net Income Targets, which determine the amount of net income shortfall payments, if any, that Northstar New Jersey, would be required to pay, were modified. As consideration in connection with the terms of the amendment, Northstar New Jersey made a $15.4 million payment to the State, of which IGT Global Solutions Corporation contributed its pro rata portion of $6.3 million.  In addition, pursuant to the terms of the amendment, the State will be entitled to receive from Northstar New Jersey additional amounts for each of the New Jersey Lottery’s 2016-2018 fiscal years to the extent total transfers to the New Jersey Lottery (which includes the sum of the New Jersey Lottery’s net income (less any incentive compensation payable to Northstar) and the net income shortfall payments paid to the State by Northstar New Jersey (if any) for the applicable year) fall below certain guaranteed revenue amounts. In addition, the incentive compensation that Northstar New Jersey is entitled to receive in any fiscal year was reduced, from five percent (5%) to three percent (3%) of actual net income.

Product Sales Contracts (or PSC). Under product sales contracts, IGT PLC constructs, sells, delivers and installs turnkey lottery systems or lottery equipment and licenses the software for a fixed price, and the lottery authority subsequently operates the lottery system or equipment. IGT PLC also sells additional terminals and central computers to expand existing systems and/or replace existing equipment under product sales contracts and will also provide ancillary maintenance and support services related to the systems, equipment sold and software licensed.

The table below sets forth the lottery authorities and customers with which IGT PLC had facilities management contracts (“FMC”) for the installation and operation of lottery systems as of April 14, 2016, and as to which IGT PLC is the sole supplier of central computers and terminals and material services. The table below does not include FMCs in jurisdictions where IGT PLC also has contracts listed below under the heading “—Lottery Management Services Contracts.”

	Date of	Date of
	Commencement	Expiration of	Current
	of Current	Current	Extension
Jurisdiction	Contract*	Contract	Options**	Additional Commentary

United States:
Arizona	November 2005	August 2016
California	October 2003	October 2019		At the end of the final extension option period, the contract will remain in effect under the same terms and conditions until either party provides at least two years’ notice of termination.
Colorado	January 2014	June 2021	2 two-year
Florida	January 2005	March 2017

Effective June 15, 2015, the contract was extended to the date that is the earlier of March 28, 2017 and the date upon which the Florida Lottery has approved of successful conversion to a new gaming system.

Georgia	September 2003	September 2018
Kansas	July 2008	June 2018
Kentucky	July 2011	July 2021	5 one-year

In December 2014, The Kentucky Lottery and IGT PLC executed a separate agreement for the provision of an iLottery Gaming System. The iLottery contract has a term of four (4) years from the commencement of sales, and may be extended by the Lottery for a period of up to six (6) years.

Michigan	January 2009	January 2021		In January 2016, the Michigan Lottery and IGT PLC agreed to extend the term of its contract four (4) years, through January 19, 2021.
Minnesota	April 2015	November 2023	3 Up to 3 years
Missouri	October 2014	June 2022	Up to 3 years
Nebraska	December 2010	June 2021		In September 2015, the Nebraska Lottery and IGT PLC agreed to extend the term of its contract four (4) years, through June 30, 2021
New York	September 2009	August 2017	Up to 3 years
North Carolina	March 2016	June 2027	Up to 5 years	In March 2016, the North Carolina Educational Lottery executed a contract with IGT PLC for an initial term of ten (10) years from “Go-Live,” with a five (5) year extension option.
Oregon	October 2007	November 2020
Rhode Island	July 2003	June 2023
South Dakota	August 2009	August 2019
Tennessee	April 2015	June 2022	Up to 7 years
Texas	September 2011	August 2020	3 two-year
Virginia	March 2016	June 2023	Up to 6 years	In March 2016, the Virginia Lottery executed a contract with IGT PLC for the provision of a Draw Game Lottery System and related services.
Washington	October 2014	June 2026	Up to 10 years
West Virginia	June 2009	June 2017		In November 2015, the West Virginia Lottery and IGT PLC agreed to extend the term of its contract one (1) year, through June 27, 2017.
Wisconsin	February 2016	May 2024	Up to 3 one-year

In February 2016, the Wisconsin Lottery and IGT PLC executed a contract pursuant to which IGT PLC will provide bundled services, including a draw-based and instant ticket lottery system, terminals and insant ticket printing, warehousing and distribution.

	Date of	Date of
	Commencement	Expiration of	Current
	of Current	Current	Extension
Jurisdiction	Contract*	Contract Term	Options**	Additional Commentary

Caribbean and Latin America:
Argentina - Slot Machines S.A. (San Luis Province/Agencia Financiera de Loterías, Casinos y Juegos de Azar)	April 2012	October 2021	Sole discretion of Agencia, up to 10 years

Chile—Polla Chilena de Beneficencia	September 2008	August 2016	Up to 24 months

Jamaica—Supreme Ventures Limited	November 2000	January 2026

Mexico—Pronosticos Para La Asistencia Publica	December 2014	December 2020

	Date of	Date of
	Commencement	Expiration of	Current
	of Current	Current	Extension
Jurisdiction	Contract*	Contract Term	Options**	Additional Commentary

Europe, Africa, Asia
Belgium - Loterie Nationale de Belgique	June 2014	May 2024
China — Beijing Welfare Lottery	January 2012	December 2020	Automatic two one-year terms unless a party gives at least 180 days’ notice before the end of initial or extension term
China — Shenzhen Welfare Lottery	July 2010	April 2021	Automatic two eighteen-month terms unless a party gives at least 180 days’ notice before the end of the initial or extension term
Czech Republic—SAZKA a.s. (f/k/a Czech Republic—SAZKA sázková kancelář a.s.)	November 2011	December 2022
Ireland—An Post Nat’l Lottery Company	June 2002	June 2015
Luxembourg—Loterie Nationale	March 2013	March 2021	5 one-year terms
Nigeria—Secure Electronic Technology plc. (SET)	November 2008	December 2016	Contract expires on the date SET’s license expires - which is in December 2016, with an option to extend for ten (10) years.
Poland—Totalizator Sportowy	December 2011	November 2018	3 one-year or three-years
Slovak Republic—TIPOS, National Lottery Company, a.s.	January 2007	December 2018
Spain—Organizacion Nacional de Ciegos Españoles (ONCE)	May 2010	December 2020	5 years and subsequently for biannual periods unless either party elects to terminate with prior notice of two years
South Africa - Ithuba Holding (Pty.) Ltd.	June 2015	May 2020	Five years with possible three year extension
Turkey—Turkish National Lottery	February 1996	November 2016	The term of the contract renews for successive one-year periods unless either party gives timely notice of non-renewal.
United Kingdom—The National Lottery	February 2009	January 2023		Operated by Camelot U.K. Lotteries Limited on a facilities management basis.

*   Reflects the date upon which the contract became effective.

** Reflects extensions available to the lottery authority under the same terms as the current contract.  Lottery authorities occasionally negotiate extensions on different terms and conditions.

The table below sets forth the lottery authorities with which IGT PLC had operator contracts or lottery management services arrangements as of December 31, 2015 for the day-to-day operation of core lottery functions, and management of lottery systems, and as to which IGT PLC is the supplier of central computers and terminals and material services.  The table also sets forth information regarding the term of each contract.

	Date of	Date of
	Commencement	Expiration of	Current
	of Current	Current	Extension
Jurisdiction	Contract*	Contract	Options**	Additional Commentary

Italy:
Agenzia delle Dogane e dei Monopoli - Lotto	1998	June 2016		A consortium led by IGT PLC was selected provisionally for the Lotto Concession in April 2016 for a nine-year term
Agenzia delle Dogane e dei Monopoli - “Scratch & Win” Instant Lotteries	October 2010	September 2019

United States:
Illinois	July 2011	January 2017	Option to extend for up to three periods of three (3) to six (6) months each	Reflects revised period under Letter Agreement between Northstar and the State of Illinois effective September 18, 2015.
Indiana	October 2012	June 2028	Ten one-year

In addition to the installation of its own lottery terminals, IGT PLC has contracted with Scientific Games International, Inc. for the provision of the hardware of Scientific Games’ WAVE™ lottery terminals. This contract expires in August 2016, at which time all terminals will be converted to IGT temrinals.

New Jersey	June 2013	June 2029

Caribbean and Latin America:
Colombia
ETESA/ COLJUEGOS	April 2012	April 2017
Grupo Empresarial En Linea, S.A.	September 2011	April 2017
Costa Rica
Junta de Protección Social	June 2013	June 2019	Automatic renewals for two-year periods up to a total of ten years unless the Junta gives notice of non-renewal
Trinidad & Tobago—National Lotteries Control Board	December 1993	March 2021	Automatic extension for one three-year period
Anguilla—LILHCo	May 2007	May 2017
Antigua/Barbuda—LILHCo	September 1996	September 2016
Barbados—LILHCo	June 2005	June 2023
Bermuda—LILHCo			Automatic annual renewal
St. Kitts/Nevis—LILHCo	October 2013	October 2016	Three years
St. Maarten—LILHCo	September 2007	September 2017	One ten-year	The extension option for this contract may be exercised on mutual agreement of the parties.
U.S. Virgin Islands—LILHCo	December 2001	December 2016	One five-year

*          Reflects the date upon which the contract became effective.

**   Reflects extensions available to the lottery authority under the same terms as the current contract.  Lottery authorities occasionally negotiate extensions on different terms and conditions.

MACHINE GAMING

IGT PLC designs, develops, manufactures and provides cabinets, games, systems and software for customers in legal gaming markets throughout the world under fixed fee, participation and product sales contracts. IGT PLC holds more than 400 global gaming licenses, including from the Nevada Gaming Commission.

IGT PLC offers a diverse range of machine cabinets which land-based customers can choose from to maximize functionality, flexibility, and player comfort. In addition to cabinets, IGT PLC develops a wide range of Casino games taking into account local jurisdictional requirements, market dynamics and player preferences.  IGT PLC casino games typically fall into two categories:

•                  Core games, which include core video reel, core mechanical reel, and core video poker, are typically sold and in some situations leased to customers.

•                  Premium games includes:

•                  Wide Area Progressives which are games that are linked across several casinos and/or jurisdictions and share a large common jackpot.  An example of a WAP offered by IGT PLC is Megabucks.

•                  Multi-Level Progressives are games which are linked to a number of other games within the casino itself and offer players the opportunity to win different levels of jackpots.  An example of a Multi-level progressive game offered by IGT PLC is Party Time.

Premium games are typically not sold to customers but instead provided on a leased basis through revenue sharing or daily fee arrangements.

IGT PLC also produces other types of games including:

•                  Centrally Determined games which are games connected to a central server that determines the game outcome.

•                  Class 2 games which are electronic video bingo machines which can be typically found in North American Tribal Casinos and certain other jurisdictions like South Africa.

IGT PLC supports the widely used SAS protocol but also uses G2S open industry standards for server-based gaming machines.

Gaming service revenue is primarily generated through the leasing to customers of premium games and cabinets. These pricing arrangements are largely variable where the casino customer pays service fees to IGT PLC based on a percentage of amounts wagered (aka coin-in or play), net win, or a daily fee.

Machine Gaming product sales revenues are generated from the sales of land-based gaming machines (equipment and game content), systems, component parts (including game conversion sales), other equipment and services.

IGT PLC’s three largest gaming customers represent 3% of overall revenue.

Video Lottery Machines

IGT PLC provides video lottery terminals (“VLT”), VLT central systems and VLT games to government customers worldwide, and provides VLT and games to operators worldwide. IGT PLC also provides a dedicated client service team to each of its VLT and VLT systems customers. IGT PLC also provides video and traditional mechanical reel slot machines and casino systems to casino operators in Europe, Asia and the Americas and to Native American casinos in the United States. In addition, IGT PLC provides amusement with prize (“AWP”) machines and games to licensed operators in Europe.

Game Content

IGT PLC combines elements of math, play mechanics, sound, art, and technological advancements with a library of entertainment licenses and a proprietary intellectual property portfolio to provide gaming products designed to provide a high degree of player appeal.  The game library is continuously expanded with new content, popular brands, and appealing bonuses to address player preferences and other market trends. A wide array of casino-style games is offered, in a variety of multi-line, multi-coin and multi-currency configurations. Examples of successful IGT PLC game content include: Kitty Glitter®, Wheel of Fortune®, and SPHINX 3D™.

Land-Based

Premium (MegaJackpots®)

Multi-Level Progressive

Wide-Area Progressive

Powerbucks Interstate Progressive

Other Premium Stand-Alone games

Core

Video Reel

Spinning or Mechanical Reel

Video Poker

Multi-Game

Central Determination System

Bingo (Class II)

VLT

Multi-Player

Electronic Table

Gaming Systems

IGT PLC offers a comprehensive range of system modules and applications for all areas of casino management. Gaming systems products include infrastructure and applications for casino management, customer relationship management, player management, and server-based gaming. IGT’s main Casino Management System (CMS) offering is the Advantage System.

The Advantage system offers solutions and modules for:

•	Machine Accounting	•	Bonusing (jackpots and promotions)
•	Patron Management	•	Table Game Automation
•	Cage Accounting	•	Payment Processing
•	Table Accounting	•	Reporting
•	Ticket-in/Ticket-out	•	Regulatory Compliance

Player management solutions feature customized player messaging, tournament management, and integrated marketing and business intelligence modules that provide analytical, predictive, and management tools for maximizing casino operational effectiveness. The server-based solutions enable electronic game delivery and configuration for slot machines, as well as providing casino operators with opportunities to increase profits by enhancing the players’ experience, connecting with players interactively, and creating operational efficiencies.

IGT’s primary competitors in Machine Gaming are Scientific Games, Aristocrat Leisure Limited and Konami.

SPORTS BETTING

IGT PLC provides betting technology to lotteries and commercial operators in regulated markets, primarily in Italy and other countries in Europe. World Lottery Association customers of IGT PLC include: OPAP; Lottery National Belgium (LNB); Marca, the Spanish national daily sports newspaper owned by Unidad Editorial in Spain; and Szerencsejáték Zrt (National Lottery in Hungary).

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

Through sports betting point-of-sale locations, IGT PLC offers directly to customers betting on sports events (including basketball, soccer, cycling, downhill skiing, cross country skiing, tennis, sailing and volleyball), motor sports (car and motorcycle racing), and non-sports events connected with the world of entertainment, music, culture, and current affairs of primary national and international importance.

IGT PLC operates an expansive land-based betting network in Italy through its “Better” and “Totosi” brands on either a pari-mutuel or fixed odds basis. For pari-mutuel betting the total pool of wagers placed, minus a specified percentage, is divided among the winning players according to a formula. In Italy, this formula is set by the Italian regulatory body “Agenzia delle dogane e dei Monopoli” or “ADM”. A winner will be paid an amount equal to his or her share of the prize pool. For fixed odds the payout amount is agreed upon in advance between the player and the bookmaker. In the case of a win, the bookmaker pays an amount equal to the bet multiplied by the odds fixed at the moment of the bet. The maximum prize for a ticket cannot exceed €10,000.

IGT’s primary competitors in Sports Betting are Bet365, SNAI, Eurobet, and Sisal.

INTERACTIVE & SOCIAL GAMING

Interactive gaming (or iGaming) enables game play via the Internet for real money or for fun (social).  IGT designs, manufactures, and distributes a full suite of award winning customizable products, systems, and services for Internet gaming, including: Internet poker, table games, slots, bingo, iLottery and Gaming Management Systems (“GMSs”). IGT PLC holds more than 24 interactive gaming licenses worldwide. IGT PLC also acts as a mobile casino operator through its subsidiary, Probability plc. IGT PLC’s diverse interactive customer base in iGaming includes Lottomatica (Italy), Veikkaus (Finland), LNB (Belgium), OLG (Canada), William Hill (UK), the Illinois Lottery, the Kentucky Lottery, and the Georgia Lottery.

Products

DoubleDown Casino.  IGT’s DoubleDown online casino-style social gaming operation provides a unique opportunity for casino entertainment to reach a broader audience, while complementing IGT’s other existing offerings and the core casino audience. Our North America based online social gaming casino generates revenues from the sale of virtual casino chips to players for use within the DoubleDown Casino for additional play or game enhancements. Unlike many other online casino-style social games where each game is a unique application, DoubleDown operates as a single casino application with multiple games where all games are available to the player within a single application. DoubleDown Casino is available online through Facebook and www.DoubleDownCasino.com on a variety of personal computer and mobile devices.

Poker. IGT PLC’s poker product is 100% compatible with all leading platforms and devices. Offering a player-friendly interface and sophisticated graphics, IGT PLC’s poker product is scalable and flexible, and tailored to the specific needs of customers and their player base. The platform is modern and able to address the changing dynamics of online poker.

Online Casino. IGT PLC’s online casino products include a wide selection of table and slot games with single, multiplayer and tournament play. IGT PLC casino content includes branded titles and select third party content. Available in download, instant, or mobile formats and as play-for-fun or real money solutions, casino games are available anytime, anywhere, and on any device

Bingo. IGT PLC’s bingo solution includes a social and interactive Bingo Live offering, available in four countries and in four languages, with the content adjusted to suit specific regions. IGT PLC Bingo is flexible and scalable to meet regulatory requirements and all levels of certification and testing, and is offered as play-for-fun (social) or a real-money solution across multiple channels and currencies.

iLottery. IGT PLC’s complete suite of iLottery solutions, services, and professional expertise allows lotteries to fully engage their players on any interactive channel in regulated markets. Existing lottery game portfolios are extended to the interactive channel to provide a spectrum of engaging content such as eInstant. IGT PLC offers a vast library of mobile content available on any device.

Platform. IGT PLC’s iGaming systems cover every channel (retail, mobile and web) and vertical from a 360-degree view of the player, web design and an engine to accelerate more game content to customers’ websites. IGT PLC’s Interactive Platforms offering includes Player Account Management, the master of player profiles and player accounts, which pulls all player, reward, and financial activity together in one place and provides a one-stop integrated CRM system that allows for advanced marketing and analytical capabilities. Include a highly reliable and secure payment system that allows for a wide range of different payment methods across continents and a dynamic web application framework providing cross-cutting functionalities such as authentication and authorization.

IGT Interactive also includes IGT Connect, which is the integration layer of the IGT PLC Player Account Management system and includes game integration and network layers. IGT Connect integrates with third party player account management systems, third party game engines, and regulatory systems.

Remote Games Server. IGT PLC also offers a Remote Games Server, which is a fast gateway to extensive content. For customers operating their own or third party systems, IGT PLC is able to provide a simple plug-and-play approach to all of IGT PLC’s and IGT PLC’s premium suppliers’ content.

Services

IGT PLC offers a complete range of services to support interactive customers. IGT PLC services are aimed at helping lower the cost of player acquisition and increasing lifetime player value. IGT PLC’s player service centers are located worldwide to serve players 24 hours a day, 365 days a year. IGT PLC Marketing Intelligence Services manages the player lifecycle to maximize player yield while ensuring the player is entertained and plays responsibly.

Additionally, IGT PLC provides player services, including marketing, portal, player acquisition, Customer Relationship Management (CRM), VIP, player support, payment solutions, fraud and collusion protection, responsible gaming, game management, migration, and trading services.

Competition

The interactive gaming B2B competitive landscape has evolved to mirror industry-wide trends of product and channel (online and mobile) convergence and vertical integration. IGT PLC faces competition from operators, such as 888 Holdings and bwin.party, which have developed broad, crosschannel product offerings and solutions for internal use and as a supplier to third parties. IGT PLC also competes with broad-based traditional B2B providers, such as Playtech plc and Microgaming Software Systems, which have developed extensive interactive casino content and broad cross-channel product offerings. IGT PLC also faces competition from traditional machine gaming suppliers, such as Scientific Games Corporation and Amaya Gaming. In social gaming, our main competitors include Caesars and Zynga.

COMMERCIAL SERVICES

IGT PLC develops innovative technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging its distribution network and secure transaction processing experience, IGT PLC offers high-volume transaction processing of commercial transactions including: prepaid cellular telephone recharges, prepaid mobile data, collection and payment services for the payment of utility bills, money transfer services, ticketing for sporting and musical events, credit card transactions, social security contributions and payments, and prepaid cards.

In addition, IGT PLC provides collection services and processing and network services on behalf of third parties, and issues electronic money through immediate conversion of funds received, as well as other related activities. These services are primarily offered outside of North America.

Business Segments

Revenues for IGT PLC by segment are as follows:

	Year Ended December 31,
($ thousands)	2015	2014	2013
North America Gaming and Interactive	1,101,807	132,501	192,142
Service Revenue	780,189	45,575	37,425
Product Sales	321,618	86,926	154,717
North America Lottery	1,045,670	940,097	882,542
Service Revenue	992,684	865,023	826,936
Product Sales	52,986	75,074	55,606
International	853,074	630,629	636,197
Service Revenue	512,004	473,653	481,176
Product Sales	341,070	156,976	155,021
Italy	1,704,046	2,108,362	2,118,031
Service Revenue	1,702,174	2,104,996	2,114,257
Product Sales	1,872	3,366	3,774
Purchase Accounting (1)	(15,541)	722	722
Total Revenues	4,689,056	3,812,311	3,829,634

(1) Purchase accounting represents the amortization of certain intangible assets in connection with acquired companies.

North America Gaming and Interactive

The North America Gaming and Interactive (NAGI) segment develops and delivers leading games, systems and solutions for land-based casinos, Interactive for-wager online play, and the DoubleDown Casino free-to-play social casino app.  The segment is responsible for R&D for commercial gaming products that are distributed to casinos throughout the world.  NAGI is headquartered in Las Vegas, Nevada, and has sales offices throughout North America.  NAGI provides a full suite of casino-related products and solutions to its commercial, government and tribal customers in the U.S. and Canada.

For land-based casino customers, NAGI provides Company leadership in the development and distribution of Global Premium Product, including licensed content such as Wheel of Fortune® slots.  In addition the Global Core Product organization within NAGI develops slot themes and video poker themes such as Game King®.

The NAGI segment includes revenue from the sale or lease of commercial gaming machines and software to casinos and government entities in the U.S. and Canada.  NAGI also develops, sells and licenses Casino Management Systems. These systems help casino customers to increase operational efficiencies and enhance player engagement by delivering personalized player amenities and promotional offers.  Additionally, service revenue is generated for commercial gaming from the maintenance of machines and systems.  NAGI also generates revenue from its DoubleDown Casino social casino app, where customers purchase virtual currency for use in non-wagering interactive games (“play for fun”) played over the Internet including desktop and mobile devices.

IGT’s advanced cross-platform content delivery system, IGT Casino rgs (remote game server), enables iGaming operators of for-wager online Interactive properties to access the Company’s vast content library to provide players with their favorite casino content on desktop and mobile devices.  The Company’s content powers the leading selection of iGaming sites for regulated Betting markets around the world.

IGT’s Global Operations organization, including Global Manufacturing Operations, is based in Reno, Nevada, and is the primary manufacturer of all NAGI products in addition to a number of other products for other IGT business segments such as Lottery.

North America Lottery

The North America Lottery segment develops and delivers innovative and future-focused Lottery solutions, further enhancing the global leadership of IGT PLC in the Lottery segment. This business segment is headquartered in Providence, Rhode Island and provides North America World Lottery Association (WLA) customers with a single point of contact, leveraging IGT PLC’s full lottery product suite. IGT PLC supports 40 of the 45 U.S. lotteries. North America Lottery performs R&D for all Lottery-related products globally.

North America Lottery includes revenue related to the sale or lease of lottery central system hardware and software, and the sale or lease of lottery and gaming terminals to government entities. The majority of the revenue we earn in the North America Lottery segment is derived from facilities management contracts. IGT PLC also has lottery management agreements in three U.S. jurisdictions—Illinois, Indiana, and New Jersey.

The North America Lottery segment also includes revenue generated from the sale of physical instant tickets to government entities. Government-sponsored lotteries grant printing contracts on both an exclusive and non-exclusive basis where there is typically one primary vendor and one or more secondary vendors. A primary contract permits the vendor to supply the majority of the lottery’s ticket printing needs and includes the complete production process from concept development through production and shipment. It also typically includes marketing and research support. A primary printing contract can also include any or all of the following services: warehousing, distribution, telemarketing, and sales/field support. A secondary printing contract includes providing backup printing services and alternate product sources. It may or may not include a guarantee of a minimum or maximum number of games.

In the United States, lottery revenues are frequently designated for particular purposes, such as education, economic development, conservation, transportation and aid to the elderly. Many states have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source of funding for these programs.

International

The International segment is a global leader in delivering innovative end-to-end solutions across all channels and regulated gaming segments. This segment is responsible for the strategic development and operation management for all markets in Europe, the Middle East, Central and Latin America (including Mexico), the Caribbean, Asia Pacific, and Oceania, across IGT PLC’s entire product portfolio. Our global strategy capitalizes on our North America experience, while customizing products for foreign languages, unique local preferences, and regulatory requirements.

International includes revenue from the sale or lease of commercial gaming machines and software to casinos and government entities, and from the sale or hosting or real-money interactive wagering games played over the internet. This segment also includes revenue from the sale or lease of lottery central system hardware and software, and the sale or lease of lottery terminals to government entities. Additionally, international includes revenue from the sale of physical instant tickets to government entities, and professional services in the form of lottery facility management and lottery operation fees. Legalized online real-money gaming in certain regulated international markets also continues to make a contribution. IGT PLC offers a variety of interactive gaming products within the International segment, including poker, casino, bingo and mobile systems.

Italy

The majority of the revenue we earn in the Italy segment is derived from Lottery and Machine Gaming concessions. The Italy segment operates and provides a full range of business-to-consumer (“B2C”) gaming products including all five product lines of IGT PLC:

•                  Lottery — operation of instant and traditional lotteries;

•                  Machine Gaming — operates in the machine gaming concession in Italy;

•                  Sports Betting — Sports events and non-sports events connected with current affairs are the subjects of legal betting in Italy;

•                  Commercial Services — offers high-volume transaction processing of commercial transactions, collection and payment services, money transfer services, fidelity card services, and stamp duty services; and

•                  Interactive Gaming — provides all of the games currently authorized in the Italian market, including skill games and other board and soft games.

Lottery

Since 1993, IGT PLC has been the sole concessionaire for the Italian Lotto game. IGT PLC has gained substantial experience in managing all of the activities along the lottery value chain, such as collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotion, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials including play slips, tickets and receipts, and marketing and point-of-sale materials for the game. Since 2004, IGT PLC also has been the sole concessionaire for instant ticket lotteries, which are games involving pre-printed paper tickets (called Gratta & Vinci).

Machine Gaming

In IGT PLC’s machine gaming concessions in Italy, IGT PLC directly manages stand-alone amusement with prize (AWP) machines, in addition to video lottery terminals (VLTs) that are installed in various retail outlets linked to a central system. IGT PLC collects the wagers, deducts the applicable gaming taxes, and pays out prizes to winners and fees to retailers. The service revenue earned is generally based on a percentage of wagers, net of applicable gaming taxes. We also provide systems and machines to other machine gaming concessionaires, either as a product sale or with long term fee-based contracts.

Sports Betting

IGT PLC, as concessionaire, offers a sports betting platform comprised of a core engine and associated support modules which serves leading lotteries and commercial operators around the world. IGT PLC also provides secure retail betting solutions, point-of-sale display systems, call center facilities, Internet betting technology, and fixed odds or pool betting options.

Interactive

IGT PLC provides all of the Internet games currently authorized in the Italian market, including skill games such as poker and other board and skill games; bingo; casino games such as roulette and blackjack and reel games; live dealer roulette, blackjack, baccarat, and poker; horse and sports betting (fixed odds); pool games, such as a local game based on soccer events (pari-mutuel); virtual betting on events such as car, motorcycle, horse, and dog races and tennis or soccer matches; lottery including Lotto and “10 and Lotto” and Superenalotto with “Win for Life,” “Eurojackpot”; and instant lottery (iGratta eVinci on Line).

Commercial Services

IGT PLC provides collection and processing services in Italy which include bill payments, electronic tax payments, utility payments, prepaid cellular telephone recharges, prepaid cards and retail-based programs. IGT PLC’s commercial services network comprises about 70,000 points of sale divided among tobacconists, bars, petrol stations, newspaper stands and motorway restaurants.

Seasonality

In general, IGT PLC’s business is not materially affected by seasonal variation. However, in the sports betting business, the volume of bets that IGT PLC collects over the year can be affected by the schedules of sporting events and the particular season of such sports. The volume of bets IGT PLC collects can also be affected by schedules of significant sporting events that occur at regular, but infrequent, intervals, such as the FIFA Football World Cup. In the lottery business, lottery consumption and gaming may decrease over the summer months due to the tendency of consumers to be on vacation during that time. Gaming operations revenues are affected by variations in the number and type of machines in service, levels and frequency of player wagers, and pricing arrangement terms. Seasonal trends generally show higher play levels in the spring and summer months and lower in the fall and winter months.

Source of Materials

We use a variety of raw materials to manufacture our gaming devices (e.g. metals, wood, plastics, glass, electronic components, and LCD screens). We mainly use paper for office work and for the production of tickets in our two printing facilities, where there is also a significant consumption of toner and ink. A significant part of the materials used involve packaging, which is mainly based on cardboard and paper.

Management believes that adequate supplies and alternate sources of IGT PLC’s principal raw materials are available, and does not believe that the prices of these raw materials are especially volatile. IGT PLC has global material suppliers and utilizes multi-sourcing practices to promote component availability, and is not substantially dependent on any single supplier.

Product Development

We devote substantial resources on research and development and incurred $277.4 million, $108.2 million and $104.8 million of related expenses in 2015, 2014 and 2013, respectively.

Our R&D efforts covering multiple engineering disciplines, including hardware, electrical, systems and software for lottery, land-based, online social, and online real-money applications. IGT PLC specializes in progressive creative game development including design, math, graphics and audio. The gaming products are created primarily by employee designers, engineers, and artists, as well as third-party content creators. Third-party technologies are used to improve the yield from development investment and concentrate increased resources on product differentiation engineering.

IGT PLC’s main manufacturing and production facility is located in Reno, Nevada, with approximately 594,000 square feet dedicated to product development, warehousing, shipping, and receiving. Other facilities located in California (San Francisco), Washington (Seattle), and China (Beijing) provide local community presence, customized products, and regional production where beneficial or required. Manufacturing operations primarily involve the configuration and assembly of electronic components, cables, harnesses, video monitors, and prefabricated parts purchased from outside sources.

Intellectual Property

IGT PLC’s Intellectual Property (IP) portfolio of patents, trademarks, copyrights, and other licensed rights in commercial gaming are significant. As of December 31, 2015, IGT PLC held approximately 5,400 patents or patent applications and approximately 4,400 trademarks filed and registered worldwide. The brand licensing arrangements have various expiration dates through 2024 and commonly contain options to extend.

We seek to protect our investment in research and development and the new and original features of our products by perfecting and maintaining our IP rights. We obtain patent protection covering many of our products and have a significant number of U.S. and foreign patent applications pending. Our portfolio is widely diversified with patents related to a variety of gaming products, including game designs, bonus and secondary imbedded game features, device components, and online or mobile functionality.

Most of IGT PLC’s products are marketed under trademarks and copyrights that provide product recognition and promote widespread acceptance. IGT PLC seeks protection for our copyrights and trademarks in the U.S. and various foreign countries, where applicable, and uses IP assets offensively and defensively to protect our innovation and license it to others under terms designed to promote standardization in the gaming industry.

Software Development

IGT PLC has developed certain software for use in the management of a range of lottery, betting, and gaming functions and products, including leveraging integration with other software components. The intellectual property of the software is managed according to concession requirements. Software developed by IGT PLC is used: (1) in the central system for the centralized management of (a) functions connected to the services provided by IGT PLC through the points of sale of Lotto, of the lotteries, machine gaming and betting, and to other commercial services not connected to games, such as telephonic top up services or utilities payment services, (b) functions connected to the services provided through websites for online gaming and (c) back office functions for the centralized management of data relating to the points of sale and machine gaming, for the connection of the central system with terminals located at the points of sale, for IGT PLC’s online payments, for trouble ticketing of the terminals, for management of the points of sale, for updating of the terminals through the network, for updating of content for machine gaming, for management of the network and data exchange and for management of the data archive of IGT PLC; and (2) in the terminals for the management of Lotto, of the lotteries, machine gaming, betting and online payments, for the provision of gaming and non-gaming content, as well as in the integration with other devices such as mobile phones. Historically, IGT PLC generally has sought to obtain patents on its products, but also relied heavily on trade secret protection, believing that its technical “know-how” and the creative skills of its personnel would be of substantial importance to its success. As IGT PLC continues to advance the development of new technological solutions and expand its presence in other market segments, it continues to pursue comprehensive intellectual property protection, including patents where appropriate, for these solutions. IGT PLC is currently pursuing protection of some of its newest advances in technology and gaming. IGT PLC has obtained patent protection in certain of its key business methods in the areas of infrastructure systems, terminal improvements and creative game design. Many of IGT PLC’s products bear recognizable brand names that it either owns or has the right to use pursuant to license agreements. IGT PLC owns trademark registrations in the United States and in foreign countries and uses other marks that have not been registered. IGT PLC also licenses certain trademarks from third parties such as Wheel of Fortune™, Jeopardy!™, Life is Good™, Circuit of the Americas™, Ghostbusters™, Gas Monkey Garage™, The Three Stooges™, Plants v. Zombies™, Bejeweled™, Zuma™ Caesars™, Harrah’s™, Rio™, Paris™ Las Vegas, and Horseshoe™.

Regulatory Framework

IGT PLC currently does business in approximately 100 countries worldwide. In most countries, the gaming market is heavily regulated. Each country governs the gaming sector, from a regulatory and administrative point of view, with its own solutions. Lotteries and other gaming activities are typically regulated by a specialized governing body. The organizational model varies from country to country, although, more frequently, the operation of games is conducted by one or more dedicated public or private entities. In certain countries, the operation of games is conducted by several operators. In the United States, there is a lottery authority or a commission for gaming activities in each state. On a worldwide basis, the supply of gaming products is varied and can be broken down by game lines, such as gaming (casino, VLT and other games), lotteries (online, instant and traditional lotteries) and betting. The development of these game lines among different countries is highly diversified. This is attributable, in particular, to macroeconomic factors, but also to player preferences and local legislation.

Our operating entities and key personnel have obtained or applied for all required government licenses, permits, registrations, findings of suitability, and approvals necessary to manufacture and distribute gaming products in all jurisdictions where we do business. Although many regulations at each level are similar or overlapping, we must satisfy all conditions individually for each jurisdiction.  State lottery authorities generally conduct intensive investigations of vendors and their employees prior to and after awarding a vendor a contract with the lottery. State lottery authorities may require the removal of any of the vendor’s employees deemed to be unsuitable and are generally empowered to disqualify a vendor from receiving a lottery contract or operating a lottery system as a result of any such investigation. Some states also require extensive personal and financial disclosure and background checks from persons and entities beneficially owning a specified percentage (typically 5% or more) of a company.

Gaming laws and regulations serve to protect the public and ensure that gaming related activity is conducted honestly, competitively, and free of corruption. Regulatory oversight additionally ensures that the local authorities receive the appropriate amount of gaming tax revenues. As such, our financial systems and reporting functions must demonstrate high levels of detail and integrity.

Certain regulators not only govern the activities within their jurisdiction, but also monitor our activities in other jurisdictions to ensure that we comply with local standards on a worldwide basis. As a Nevada licensee, state regulatory authorities require us to maintain Nevada standards for all operations worldwide. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

The nature of the industry and our worldwide operations make this process very time-consuming and require extensive resources. We employ additional community staff members and legal resources familiar with local customs in certain jurisdictions to assist in keeping us compliant with applicable regulations worldwide. Through this process, we seek to assure both regulators and investors that all our operations maintain the highest levels of integrity and avoid any appearance of impropriety. We have never been denied a gaming related license, nor have our licenses ever been suspended or revoked.

US Gaming Regulation

The gaming industry is subject to extensive governmental regulation by U.S. federal, state and local governments, as well as tribal officials or organizations and foreign governments. Lotteries are regulated by state law in the United States, which typically prohibits gaming except as authorized and regulated by the particular state. There are currently 45 jurisdictions that authorize the operation of online lotteries in the United States. The ongoing operations of lotteries and lottery operators are typically subject to extensive and evolving regulation, which vary state-by-state.  While the regulatory requirements vary by jurisdiction, most require:

•                  Licenses and/or permits

•                  findings of suitability for the company, as well as individual officers, directors, major shareholders, and key employees

•                  documentation of qualifications, including evidence of financial stability

•                  specific approvals for gaming equipment manufacturers and distributors

Italian Gaming and Betting Regulations

IGT PLC operates in Italy in the gaming and betting sectors. The Italian gaming and betting regulatory authority is ADM.

As of December 31, 2015, IGT PLC held concessions for (1) the activation and operation of the network for the Lotto game, (2) the operation of instant and traditional lotteries, (3) the activation and operation of the network for the telematic operation of legalized AWP machine (new slot), and (4) the collection of pari-mutuel and fixed odds betting through physical points of sale and interactive channels.

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

•                  registration of all operators in the gaming machine industry; and

•                  anti-money laundering compliance.

EU Proposed Gaming Regulation

The European Union is considering setting out a harmonizing regulation on online gambling. The European Commission is unveiling a recommendation, with a series of initiatives aimed at clarifying the regulation of online gambling and encouraging cooperation between Member States. While Member States are, in principle, free to set the objectives of their policies on online gambling, the purpose of the European Commission is to develop a well-regulated, safer online gambling sector in the European Union. The European Commission will adopt three recommendations addressed to the Member States, namely on (1) common protection of consumers; (2) responsible gambling advertising; and (3) the prevention of betting-related match-fixing.

C.                         Organizational Structure

A listing of IGT PLC’s directly and indirectly owned subsidiaries as of April 21, 2016 is set forth in Exhibit 8.1 to this annual report on Form 20-F.

On April 7, 2015, GTECH merged with and into the Company, and IGT merged with and into Sub, with IGT surviving the Subsidiary Merger, all pursuant to the conditions set forth in the Merger Agreement. As a result, the Company is the successor of GTECH and the parent of IGT. For detailed information, see “—A. History and Development of the Company”.

The following is a diagram of the Company and certain of its subsidiaries and associated companies, including all U.S. regulated entities, following the completion of the Mergers and certain reorganization transactions which are described under “—A. History and Development of the Company—Other Transactions”:

* Accumulated shareholdings of De Agostini S.p.A., which holds 46.43%, and DeA Partecipazioni S.p.A., which holds 5.01% of the IGT PLC ordinary shares.

D.                         Property, Plant and Equipment

IGT PLC’s principal office is located at Marble Arch House, 66 Seymour Street, 2nd Floor, London W1H 5BT, United Kingdom, telephone number +44 (0) 207 535 3200. As of December 31, 2015, IGT PLC and subsidiaries leased approximately 141 properties in the United States and 136 properties outside of the United States, and owned a number of facilities and properties, including:

•                  an approximately 140,000 square foot manufacturing and central storage facility in Coventry, Rhode Island;

•                  an approximately 13,000 square foot enterprise data center in West Greenwich, Rhode Island;

•                  an approximately 113,000 square foot manufacturing, research and development and office building in Moncton, New Brunswick, Canada;

•                  an approximately 51,000 square foot manufacturing and office facility in Gross St. Florian, Austria;

•                  an approximately 1.2 million square foot office/warehouse/game studio/engineering/global manufacturing/global data center in Reno, Nevada.

•                  an approximately 52,500 square foot research and development lab and engineering office in Reno, Nevada

The following table shows IGT PLC’s material owned and leased properties as of December 31, 2015:

U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status	Products Produced
9295 Prototype Dr., Reno, NV	1,180,418	Office, Warehouse, Game Studios, Hardware/Software Engineering; Global Manufacturing Center	100%	Owned	EGM’s
6355 S. Buffalo Dr., Las Vegas, NV	222,268	Office, Game Studio, Systems Software, Showroom	100%	Leased	N/A
55 Technology Way, West Greenwich, RI	170,000	WG Technology Center: Office; research and testing; storage and distribution	100%	Leased	N/A
1372 Main Street, Coventry, RI	140,000	Storage	100%	Owned	N/A
10 Memorial Blvd., Providence, RI	124,769	IGT PLC US Headquarters: Office	100%	Leased	N/A
4000 South Frontage Road, Suite 101 Lakeland, FL	98,280	IGT PLC Printing Plant: Printing facility; storage and distribution; office	100%	Leased	Printed tickets

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status	Products Produced
8520 Tuscany Way, Bldg. 6, Suite 100, Austin, TX	81,933	Texas Warehouse and National Response Center: Contact center; storage and distribution; office	95%	Leased	N/A
1000 Sandhill Rd., Reno, NV	52,500	Office, Warehouse, Global Test & Interoperability Center	60%	Owned	N/A
605 Fifth Avenue South, Suite 300 Seattle, WA	49,375	DoubleDown Interactive Offices and Game Studio	95%	Leased	N/A
5300 Riata Park Court, Bldg. E, Suite 100, Austin, TX	42,537	Austin Tech Campus: Research and test; office	90%	Leased	N/A
403 Westcoat Road, Egg Harbor Township, NJ	30,698	Service Office, Warehouse, Game Studio, MJP Monitoring	75%	Leased	N/A
405 Howard Street, Floor 6, San Francisco, CA	28,921	Office, Interactive	100%	Leased	N/A
8200 Cameron Road, Suite E120, Austin, TX	24,320	Data Center of the Americas: Data center; network operations; office	80%	Leased	N/A
47 Technology Way, West Greenwich, RI	13,050	Enterprise Data Center: Data center; network operations	75%	Owned	N/A
75 Baker Street, Providence, RI	10,640	RI National Response Center: Office; contact center	100%	Leased	N/A

Non-U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status	Products Produced
Viale del Campo Boario 56/D 00154 Roma, Italy	123,740	IGT PLC Headquarters in Italy: Office Italy Data Center: Data center; network operations	100%	Leased	N/A
328 Urquhart Ave, Moncton, New Brunswick, Canada	113,000	Canada HQ: Manufacturing; office; research and test	100%	Owned	VLTs
Viale del Campo Boario 19 00154 Roma, Italy	96,840	Office for administration, software development	95%	Leased	N/A

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status	Products Produced
Seering 13-14, Unterpremstatten, Austria	73,776	Austria Gaming HQ: Office; research and test	90%	Leased	N/A
Building 2, Reserve Industrial Estate, 6 Hope Street, Ermington, Australia	62,277	Office, Warehouse, Game Studio, Systems Software, Sales, AUS Final Assembly	100%	Leased	N/A
29, Suzhoujie Street, Viva Plaza, Haidian District, Room No. 1-20, 11th and 18th Floors, Beijing 100080, China	56,898	Game Studio, Systems Software, Office	85%	Leased	N/A
Al. Jerozolimskie, 92 Brama Building, Warsaw, Poland	51,072	International Tech Hub: Office; research and test	95%	Leased	N/A
Lasnitzstrasse 19, Gross St. Florian, Austria	50,808	Austria Manufacturing: Manufacturing; storage and distribution	75%	Owned	VLTs
48 Indianapolis Street, Kyalami Business Park, Midrand, South Africa	44,001	Office, Warehouse, Systems Software, Sales, SA Final Assembly	90%	Leased	EGMs
Bijlmermeerstraat 30, Hoofddorp, 2131, Netherlands	35,306	Office, EMEA Final Assembly, Warehouse	90%	Leased	EGMs
Emilio Frers 2154, Martinez, Buenos Aires, Argentina	35,090	Office, LAC Final Assembly, Warehouse	90%	Leased	EGMs
USCE Tower Bulevar Mihajla Pupina No. 6 Belgrade, Serbia	28,471	Software development office, Lottery and Gaming products	95%	Leased	N/A
11 Talavera Rd. Building B, Sydney, Australia	27,432	Office, sales & Marketing, Financial support	100%	Leased	N/A
Marble Arch House, 66 Seymour Street, 2nd Floor, London W1H 5BT, United Kingdom	11,495	IGT PLC Registered global headquarters	60%	Leased	N/A

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

Item 4A.                                                Unresolved Staff Comments

None.

Item 5.         Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, included in this annual report, as well as “Presentation of Financial and Certain Other Information,” “Item 3.A. Selected Financial Data,”  “Item 3.D. Risk Factors and “Item 4.B. Business Overview.”

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report, including in “Item 5.G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995” and “Item 3.D. Risk Factors.”

In the following discussion, unless otherwise specified or the context otherwise indicates, all references to “IGT PLC,” “we,” “us,” “our,” and the “Company” refer to the business and operations of International Game Technology PLC and consolidated subsidiaries.

A.            Operating Results

Overview

We are a leading commercial operator and provider of technology in the regulated worldwide gaming markets. We operate and provide a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting and interactive gaming. We also provide high-volume processing of commercial transactions. Our state-of-the-art information technology platforms and software enable distribution through land-based systems, Internet and mobile devices. We provide business-to-consumer (B2C) and business-to-business (B2B) products and services to customers in over 100 countries worldwide on six continents and had 12,543 employees at December 31, 2015.

The structure of our internal organization is customer-facing aligned around four business units operating in three regions as follows:

•                  North America Gaming and Interactive

•                  North America Lottery

•                  International

•                  Italy

Each of these segments operate and provide a full range of gaming services including lottery management services, online and instant lotteries, sports betting, machine gaming and interactive gaming.

Key Factors Affecting Operations and Financial Condition

The following are a description of the principal factors which have affected our results of operations and financial condition for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 and/or which may affect results of operations and financial condition for future periods.

The IGT Acquisition and Related Financing Transactions: On April 7, 2015, we acquired International Game Technology (“IGT”), a global leader in casino and social gaming entertainment, headquartered in Las Vegas, Nevada. We recorded $49.4 million and $44.0 million of professional fees and expenses related to the acquisition of IGT in 2015 and 2014, respectively, which are recorded in Transaction expense, net in our consolidated income statements.

Effects of Foreign Exchange Rates: We are affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into U.S.$ for consolidation, which we refer to as the translation impact, and to a lesser extent (ii) through transactions by subsidiaries in currencies other than their own functional currencies, which we refer to as the transaction impact. Translation impacts arise in the preparation of the consolidated financial statements; in particular, we prepare our consolidated financial statements in U.S. $ while the financial statements of each of our subsidiaries are prepared in the functional currency of that subsidiary. In preparing consolidated financial statements, we translate assets and liabilities measured in the functional currency of the subsidiaries into U.S.$ using the exchange rate prevailing at the balance sheet date, while we translate income and expenses using the average exchange rates for the period covered. Accordingly, fluctuations in the exchange rate of the functional currencies of our subsidiaries against the U.S. dollar impacts our results of operations. We are particularly exposed to movements in the euro/US dollar exchange rate. For example, our service revenues in the Italy segment decreased by $402.8 million, or 19.1% in 2015 compared to 2014, however, on a constant currency basis (as described below under “Constant currency information”), our revenues in the Italy segment would have decreased by $71.8 million, or 3.4%. Although the fluctuations in foreign exchange rates has had a material impact on our revenues, the impact on our operating income and our cash flows is less significant in that revenues are mostly matched by costs denominated in the same currency.

Regulation: We operate on an international basis in regulated gaming markets, where the regulatory markets are subject to continuous evolution. Our ability to enter new markets or to offer new products in existing markets depends on decisions made by the market regulator, which often follow a period of political debate. For example, in November 2011 a bill was signed into law that permits the establishment of casinos in Massachusetts and, in September 2014, a developer was awarded a license that permits the construction of a casino resort in the greater Boston area. Accordingly, we are not in control of the timing of new opportunities, including the outsourcing of gaming operations, the award of new contracts, the introduction of new instant ticket price points and the launch of new games.

The Italian betting and gaming market is regulated by the Italian government through Agenzia delle Dogane e dei Monopoli (“ADM”), the national regulator and other bodies responsible for the control and regulation of this market. From time to time, regulatory changes could be introduced which might affect our existing business in certain jurisdictions, including opening hours for points of sale, restrictions on the sale of certain products, the awarding, monitoring and renewal of gaming concessions, the minimum payout ratios on certain games, gaming tax increases and other legislation designed to encourage responsible gaming. For example, the tax on VLT’s in Italy increased from 4% of wagers in 2012 to 5% of wagers during 2013, 2014 and 2015 and then 5.5% of wagers effective January 1, 2016. Our Gaming machine revenues are recorded net of tax, and therefore any changes in taxation can impact our revenues and results of operations. Moreover, the Italian budget law for 2015 introduced a number of new laws, effective from January 1, 2015, that impacted the public tender procurement process for the award of the Lotto concession (including by introducing a starting price for the tender of €700 million ($762.1 million at the December 31, 2015 exchange rate), to be paid by the winning bidder in three installments) and the fees and commissions regime applicable to the operation of VLT’s and AWP’s (including by reducing the fees due to concessionaires and operators in aggregate by €500 million ($544.4 million at the December 31, 2015 exchange rate) per year, starting from 2015).

The profitability of our gaming products is affected by taxes imposed and the minimum payout ratios. Some of our gaming products have payout ratios greater than the minimum payout ratios allowed by the regulators and, for these products we may be able to decrease the payout ratio in order to mitigate the effect of any tax increases applied on them. However, in order to minimize any negative impact on prizes and volumes, we would generally seek to decrease such payout ratios gradually over time. Accordingly, there can be a time delay between increases in taxes and decreases in payout ratios which would result in a temporary reduction in our profitability.

Macroeconomic Factors and Demographics: Gaming is a form of entertainment and, as such, competes with other forms of entertainment for the discretionary spending of the local population. In general, countries and regions with higher GDPs will tend to have higher levels of discretionary spending that can be directed to gaming and other forms of entertainment. Similarly, although we believe gaming tends to be more resilient than other forms of entertainment, when a country or region experiences a decline in GDP or a rise in inflation, spending on gaming may also decline. Demographic changes may also affect results of operations. In addition, changing social habits, such as longer working hours that result in a decrease in time spent on entertainment, may adversely affect results of operations.

Existing Contracts, New Contracts and Contractual Rates: Our revenue is significantly impacted by the renewal or loss of existing contracts, as well as our ability to secure new contracts. Service revenue represented 84.8% of our total revenue for the year ended December 31, 2015, with the majority of such revenue being derived from contracts with a duration (including extension options) at December 31, 2015 of five or more years. Revenue from our top ten customers in the North America Lottery and International segments represented 16.8% of our total revenue for the year ended December 31, 2015. Accordingly, the retention, loss or addition of a significant contract or customer can have a material effect on our results of operations. Further, our Lotto concession in Italy, which represented 10.5% of our total revenue for the year ended December 31, 2015, expires in June 2016 and is currently subject to a public tender process. In March 2016, IGT PLC, as leader of a consortium of strategic and financial partners, submitted a bid on the new Lotto Concession. In April 2016, the ADM announced that the consortium has been provisionally awarded the new Lotto Concession. Although the consortium is the sole bidder, IGT PLC cannot be certain of the results of the tender, including whether the consortium, of which IGT PLC is the principal operating partner, will be finally awarded the new concession. In addition, our results of operations are significantly impacted by the level of fees we receive under our contracts. For the Lotto concession, we receive from ADM a fee equal to a percentage of ticket sales, which decreases as the total wagers increases during an annual period. Under the Italian budget law for 2015, the fee received by the concessionaire from ADM will be equal to 6% of wagers (the annual average fee rates we received from ADM was approximately 6.24% and 6.42% for the years ended December 31, 2015 and 2014, respectively).

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

Seasonality: Our business is not materially affected by seasonal variation. However, in our sports betting business, the volume of bets which we collect over the year can be affected by the schedules of sporting events and the particular season of such sports. The volume of bets which we collect can also be affected by schedules of significant sporting events that occur at regular, but infrequent intervals, such as the FIFA Football World Cup. In our lottery business, lottery consumption and gaming may decrease over the summer months due to the tendency of consumers to be on vacation during that time. Gaming operations revenues are affected by variations in the number and type of machines in service, levels and frequency of player wagers, and pricing arrangement terms. Seasonal trends generally show higher play levels in the spring and summer months and lower in the fall and winter months.

Product Sales: Our product sales fluctuate from year to year due to the mix, volume and timing of the product sales transactions. In general, our product sales contracts are dependent on the timing of replacement cycles. Product sales amounted to $711.4 million, $322.3 million and $369.1 million, or approximately 15.2%, 8.5% and 9.6% of total revenues, in 2015, 2014 and 2013, respectively. The $389.1 million increase in product sales in 2015 compared to 2014 was due principally to the IGT acquisition.

Restructuring Costs: During the historical periods presented we have undertaken restructuring plans and initiatives principally related to the streamlining of our interactive gaming operations, optimization projects for Lottery and costs associated with the overall management reorganization announced in 2013. In addition, with respect to the IGT acquisition we have undertaken various restructuring plans to eliminate redundant costs across the business. We recorded restructuring costs associated with these plans of $76.9 million, $23.7 million and $27.9 million, in 2015, 2014 and 2013, respectively.

Penalties under Minimum Profit Contracts: We have three contracts where we have provided customers with minimum profit level guarantees (the Illinois Contract, Indiana Contract and New Jersey Contract). In relation to the Illinois Contract, we guaranteed a minimum profit level to the State of Illinois for each fiscal year of the agreement, commencing with the State of Illinois’s fiscal year ended June 30, 2012. The amounts guaranteed and therefore amounts owed by the Company as shortfall payments under the Illinois Contract were under dispute. In December 2014, the Company and the State of Illinois entered into a termination agreement which settled the amounts of shortfall payments for fiscal years 2012, 2013 and 2014, in the amounts of $21.8 million, $38.6 million and $37.1 million, respectively. In 2015, the Attorney General of the State of Illinois questioned the validity of the termination agreement between the Company and the State of Illinois which resulted in the Company and the State of Illinois entering into a new termination agreement and the Company paid the State of Illinois an additional $10 million representing the shortfall payment for the State of Illinois’s fiscal year ending June 30, 2015. The Company will not be responsible for the payment of any other shortfall payment, nor will it be entitled to receive any incentive compensation, for all or any portion of fiscal year 2015, or any subsequent fiscal year. The Company recorded reductions of service revenue of $10 million, $55.5 million and $42.0 million in 2015, 2014 and 2013, respectively.

In relation to the Indiana Contract, we guaranteed a minimum profit level to the State of Indiana commencing with the contract year starting July 1, 2013. We recorded reductions of service revenue of $8.0 million, $8.8 million and $0.8 million in 2015, 2014 and 2013, respectively related to this guarantee. In 2015, the Company and the State of Indiana renegotiated the Indiana Contract which resulted in revised guarantee levels and in consideration the Company paid the State of Indiana $18.3 million which the Company capitalized to Other Assets in its consolidated balance sheet and which the Company is amortizing to service revenue over the remaining contract term.

In relation to the New Jersey Contract, we guaranteed a minimum profit level to the State of New Jersey commencing with the contract year starting July 1, 2014. In 2015, the Company and the State of New Jersey renegotiated the New Jersey Contract which resulted in revised guarantee levels and in consideration the Company paid the State of New Jersey $15.4 million which the Company capitalized to Other Assets in its consolidated balance sheet and which the Company is amortizing to service revenue over the remaining contract term.

For more information on these lottery management contracts, see Item 4.B — Information on the Company — Business Overview.

Settlement of Litigation related to Machine Gaming and Certain Italian Tax Matters: In December 2014, the Company reached agreement with the Italian Tax Agency for the settlement of certain tax matters. The settlement payment was €15.1 million (or approximately $18.3 million at the December 31, 2014 exchange rate) which includes €13.0 million of tax, €2.0 million of interest and €0.1 million of penalties.

In our Italy segment, we recorded €30.0 million (or approximately $40.5 million at the September 30, 2013 exchange rate) of expense in our income statement for 2013 in relation to the settlement of litigation between the Italian machine gaming regulator and all machine gaming operators in Italy. We paid the settlement in the fourth quarter of 2013.

In December 2013, we paid €34.7 million (or approximately $47.9 million at the December 31, 2013 exchange rate) to the Italian Tax Agency (Agenzia delle Entrate) in settlement of certain tax matters of which €28.0 million involved the corporate reorganization and subsequent restructuring of certain intercompany financing transactions during the years 2007, 2008 and 2009 related to the acquisition of GTECH Holdings Corporation in August 2006. Of the €34.7 million settlement, €6.3 million had already been recorded as a provision in previous periods.

Research and Development Activities: We devote substantial resources on research and development and incurred $277.4 million, $108.2 million and $104.8 million of related expenses in 2015, 2014 and 2013, respectively. As anticipated, investments in research and development increased following the April 2015 acquisition of IGT.

Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with GAAP which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments and assumptions considered to be reasonable and realistic.

We periodically and continuously review the estimates and assumptions. Actual results for those areas requiring management judgment or estimates may differ from those recorded in the consolidated financial statements due to the occurrence of events and the uncertainties which characterize the assumptions and conditions on which the estimates are based.

The areas which require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on our consolidated financial statements are discussed below.

Revenue Recognition

The Company has two categories of revenue: Service revenue and Product sales.

Service revenue is derived from the following sources:

•                  Operating contracts predominately related to Italian contracts;

•                  Gaming operations arrangements where the Company provides customers with proprietary gaming equipment, systems, content licensing, and services;

•                  Facility Management Contracts (Hosting arrangements);

•                  Interactive contracts; and

•                  Post-contract customer support (“PCS”).

Product sales are derived from the following sources:

•                  Sale of lottery terminals and sale of gaming machines, including game content; and

•                  Sale of lottery and gaming systems, including the licensing of proprietary software, and implementation services.

Revenue is recognized when all of the following conditions are met:

(i)             Persuasive evidence of an arrangement exists;

(ii)          Delivery has occurred;

(iii)       The fee is fixed or determinable; and

(iv)      Collectability is probable.

Revenues are reported net of incentives, rebates, and discounts. Sales taxes, gaming taxes and other taxes of a similar nature are presented on a net basis (excluded from revenue). Amounts billed prior to completing the earnings process are deferred until revenue recognition criteria is met.

Service revenue

Service revenue is derived from the following types of arrangements:

Operating contracts

Certain of the Company’s revenue, primarily revenue from the Italy segment, is derived from operating contracts. Under operating contracts, the Company manages all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game. In Italian arrangements whereby the Company is performing services on behalf of the government and the government is considered the Company’s customer, revenue is recognized net of prize payments, taxes, retailer commissions and remittances to state authorities, because the Company is acting as an agent to the authorities. In arrangements where the Company’s customers are the end players and/or retailers, the Company records revenue net of prizes and taxes only, and records the retailer commissions as a cost of service, because the Company is acting as the principal.

The Company also provides sports pools and sports betting services. Under sports pools arrangements, the Company manages the sports pool whereby the sports pool prizes are divided among those players who select the correct outcome. There are no odds involved in sports pools and each winner’s payoff depends on the number of players and the size of the pool. Under sports pools arrangements, the Company collects the wagers, pays prizes, pays a percentage fee to retailers, withholds its fee, and remits the balance to the respective regulatory agency. The Company assumes no risk associated with sports pool wagering. The Company records revenue net of prize payouts, gaming taxes, retailer commissions and remittances to state authorities, because the Company is acting as an agent to the authorities.

In sports betting contracts, the Company establishes and assumes the risks related to the odds. Under fixed odds betting, the potential payout is fixed at the time bets are placed and the Company bears the risk of odds setting. The Company is responsible for collecting the wagers, paying prizes, and paying fees to retailers. The Company retains the remaining cash as profits. Under these arrangements, the Company records revenue net, calculated as total wagers less the estimated payout for prizes, because the betting contract is considered a derivative and is required to be recorded at fair value. Taxes are recorded as contra revenue and retailer commissions are shown as expenses.

Fees earned under operating contracts are recognized as revenue in the period earned and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Under operating contracts, the Company is generally required to pay upfront concession payments. When such upfront payments are paid to the Company’s customers, the payment is recorded as a non-current asset and amortized as a reduction of service revenue over the concession term.

Gaming Operations

Gaming operations revenues are generated by providing customers with proprietary land-based gaming equipment, systems, content licensing, and services under a variety of recurring revenue arrangements, including a percentage of coin-in (amounts wagered), a percentage of net win, or a fixed daily/monthly fee.  Included in gaming operations are Wide Area Progressive (“WAP”) systems. WAP systems consist of linked slot machines located in multiple casino properties, connecting to a central computer system. WAP games differ from all other games in that a Company-sponsored progressive jackpot increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of the coin-in (amounts wagered) for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots. Fees earned under operating contracts are recognized as revenue in the period earned and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Facility management contracts

Under facilities management contracts, the Company constructs, installs, operates and retains ownership of the online system. These contracts, principally in the North America Lottery segment, generally provide for a variable amount of monthly or weekly service fees paid to the Company directly from the customer based on a percentage of sales.

Fees earned under facilities management contracts are recognized as revenue in the period earned, throughout the service period, and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Interactive Contracts

Interactive revenues are principally generated from online social gaming and online real-money products and services (“IGTi”).

Social gaming revenues are generated from the sale of virtual casino chips to players in the online DoubleDown Casino that can be used for additional play or game enhancements. Revenues from player purchases are recognized ratably over the estimated average service period in which the chips are consumed based on historical data analysis. Because DoubleDown is the principal, responsible for substantially all aspects of the casino services and sale of virtual goods to the player, revenues are recorded on a gross basis. Payment processing fees paid to Facebook, Apple and Google on a revenue participation basis are recorded within cost of services. This determination is subject to judgment and material changes in the substance or nature of arrangements with customers and payment processors may result in a change in presentation.

IGTi revenues are generated from online real-money gaming solutions offerings, which encompass gaming systems infrastructure, applications, content licensing, and back office operational support services, including WAP jackpot funding and administration. IGTi solutions are generally provided under revenue sharing arrangements based on a percentage of net win similar to gaming operations discussed above.

Post-contract customer support (PCS)

Product sales contracts generally include PCS, which includes telephone support, software maintenance, software support, professional services, and in some scenarios the right to receive unspecified upgrades/enhancements on a when-and-if-available basis. Fees earned under PCS contracts are recognized as revenue in the period earned (i.e. over the support period) and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Product Sales

Product sales are derived from the following types of arrangements:

Sale of lottery terminals and sale of gaming machines, including game content

These arrangements include the sale of lottery terminals and sale of gaming machines including game content, non-machine gaming related equipment, licensing and royalty fees, and component parts (including game themes and electronics conversion kits). The Company’s credit terms are predominately short term in nature. The Company also grants extended payment terms under contracts where the sale is secured by the related equipment sold. Revenue from the sale of lottery terminals and gaming machines is recognized based upon the contractual terms of each arrangement, but predominately upon delivery or acceptance. If the sale of lottery terminals and gaming machines include multiple elements, these arrangements are accounted for under Multiple Element Accounting, discussed below.

System Sales (Lottery and Gaming)

System Sale arrangements typically include multiple elements, where the Company constructs, sells, delivers and installs a turnkey system (inclusive of point of sale terminals, if applicable) or delivers equipment and licenses the computer software for a fixed price, and the customer subsequently operates the system. System sale arrangements generally include customer acceptance provisions and general rights to terminate the contract if the Company is in breach of the contract. Such arrangements include non-software elements, software, professional services, and PCS in the form of maintenance and software support arrangements. Amounts due to the Company and costs incurred by the Company in implementing the system prior to customer acceptance are deferred. Revenue attributable to the system is classified as product sales in the consolidated statement of operations and is recognized upon customer acceptance as long as there are no substantial doubts regarding collectability. Revenues attributable to PCS provided subsequent to customer acceptance are classified as service revenue in the consolidated statement of operations in the period earned.

Multiple Element Arrangements

The Company uses multiple element guidance for both service arrangements and product sale arrangements. In some scenarios, all deliverables are considered one unit of accounting (i.e. facility management contracts where the Company provides software as a service), while other arrangements contain multiple elements that can be separated into distinct deliverables. When arrangements contain multiple elements, including software and non-software components, the Company allocates revenue to each category based on a selling price hierarchy. Allocation of revenue to software and non-software components is based on either vendor-specific objective evidence (VSOE) if available, third-party evidence (TPE) if VSOE is not available, or best estimate of selling price (BESP) if neither VSOE nor TPE is available.

•                  VSOE of selling price is based on the net price charged when the element is sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices fall within a reasonable range based on historical discounting trends for specific products and services. VSOE for post-contract support is determined based on renewals rates, if available.

•                  TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similar customers. However, as the Company’s products contain a significant element of proprietary technology and the Company’s solutions offer different features and functionality, the comparable pricing of third-party products with similar functionality typically cannot be obtained.

•                  BESP is established considering multiple factors including, but not limited to market conditions, competitive landscape, internal costs, and gross profit objectives. In some scenarios, contractual pricing may serve as the best estimate given the variability among jurisdictions and customers, while in other scenarios cost for each deliverable plus the overall contract margin is used as management’s best estimate.

In scenarios where the Company’s products include hardware containing required software that function together to provide the essential functionality of the product, the Company considers both the hardware and required software as “non-software deliverables” and has therefore concluded that such arrangements are not subject to the industry-specific software revenue recognition guidance. The Company recognizes revenue for these arrangements based on ASC 605 and allocates the arrangement consideration based on the relative selling price of the deliverables. In scenarios where the Company’s products include hardware where the software is not considered essential to the functionality of the hardware, the hardware revenue is recognized based on when the revenue recognition criteria is met (i.e. shipment, delivery and/or acceptance) and the software revenue is recognized under the software revenue recognition guidance provided under ASC 985.

If there are multiple deliverables within the software and non-software categories, revenue is first allocated between the software pool of deliverables and the non-software pool of deliverables on a relative fair value basis. Thereafter, revenue for each pool is further allocated as follows:

•                  Non-software components: Revenue is further allocated to each separate unit of accounting using the relative selling prices of each deliverable in the priority order described above. However, revenue is only recognized if the unit of accounting has stand-alone value. A deliverable is considered to have stand-alone value if (a) it has value to the customer on stand-alone basis, and (b) if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the Company’s control.

•                  Software components: If the arrangement contains more than one software deliverable, the arrangement consideration allocated to the software category as a group is then allocated to each software deliverable using VSOE, provided the deliverable has stand-alone value. If VSOE is not available for all deliverables, then the Company uses the residual method when VSOE of fair value of the undelivered items exists. If VSOE of one or more undelivered software items does not exist, then all the software deliverables are considered one unit of accounting. Revenue is deferred and recognized at the earlier of (i) delivery of those elements or (ii) when fair value can be established for the undelivered elements, unless PCS is the only undelivered element, in which case, the entire software category allocated consideration is recognized ratably over the service period.

Goodwill, Intangible Assets and Long-lived Assets

Goodwill is tested for impairment annually, or more frequently if facts or circumstances indicate that it may be impaired. Goodwill is tested for impairment at the reporting unit level, which is one level below or the same level as an operating segment. We have four reporting units as follows:

•                  North America Gaming and Interactive;

•                  North America Lottery;

•                  International; and

•                  Italy.

The carrying amount of goodwill amounted to $6.8 billion and $4.0 billion at December 31, 2015 and December 31, 2014, respectively. There were no goodwill impairment losses recorded in 2015, 2014 or 2013.

When testing goodwill for impairment, we first perform a qualitative assessment to determine whether it is necessary to perform step one of a two-step annual goodwill impairment test for each reporting unit. We are required to perform step one only if we conclude that it is more likely than not that a reporting unit’s fair value is less than its carrying value. Should this be the case, the first step of the two-step process is to identify whether a potential impairment exists by comparing the estimated fair values of our reporting units with their respective book values, including goodwill. If the estimated fair value of the reporting unit exceeds book value, goodwill is considered not to be impaired, and no additional steps are necessary. If the fair value of the reporting unit is less than book value, then the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss, if any. The amount of the impairment loss is the excess of the carrying amount of the goodwill over its estimated fair value. The estimate of fair value of goodwill is primarily based on an estimate of the discounted cash flows expected to result from that reporting unit, but may require valuations of certain internally generated and unrecognized intangible assets such as software, technology, patents and trademarks. If the carrying amount of goodwill exceeds the estimated fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

In performing step one of the goodwill impairment test for the Company’s reporting units, the Company estimated the fair value of the reporting units using an income approach that analyzed projected discounted cash flows. The procedures the Company followed included, but were not limited to, the following:

•                  Analysis of the conditions in, and the economic outlook for, the reporting units;

•                  Analysis of general market data, including economic, governmental, and environmental factors;

•                  Review of the history, current state, and future operations of the reporting units;

•                  Analysis of financial and operating projections based on historical operating results, industry results and expectations;

•                  Analysis of financial, transactional and trading data for companies engaged in similar lines of business to develop appropriate valuation multiples and operating comparisons; and

•                  Calculation of market capitalization, total invested capital, the implied market participant acquisition premium, and supporting qualitative and quantitative analysis.

The results of step one of the Company’s impairment testing by reporting unit is as follows ($ thousands):

	Estimated	Carrying
	Fair Value	Amount	Excess	%
North America Gaming and Interactive	5,590,000	5,116,000	474,000	9%
North America Lottery	2,820,000	2,189,400	630,600	29%
International	2,920,000	2,585,600	334,400	13%
Italy	2,695,000	2,109,648	585,352	28%

The key assumptions used in the goodwill impairment testing were as follows:

	Normalized
	Growth	Discount
	Rate	Rate
North America Gaming and Interactive	3.00%	8.25%
North America Lottery	2.25%	6.60%
International	3.00%	9.50%
Italy	0.50%	9.40%

Where reporting unit fair values did not exceed the carrying amounts by a substantial amount, which the Company believes to be 20% or more, additional analysis was performed and additional disclosure is provided below.

North America Gaming and Interactive

In calculating the fair value of the North America Gaming and Interactive reporting unit using the income approach, the Company used projections of revenues, operating costs and capital expenditures. The projected cash flows considered historical and estimated future results and general economic and market conditions, as well as the impact of planned business and operational strategies. The following estimates and assumptions were also used in the discounted cash flow analysis:

•                  A normalized growth rate of 3.00% based on the estimated sustainable long-term growth rate for the reporting unit;

•                  A normalized operating EBITDA margin percentage was estimated based on a review of average margins within the projection period;

•                  Normalized capital expenditure requirements were estimated based on a review of historical and projected capital expenditures and typical replacement cycles; and

•                  A discount rate of 8.25% based on the weighted average cost of capital.

Although the fair value of the North America Gaming and Interactive reporting unit exceeded the carrying amount based on the results of step one of the Company’s goodwill impairment analysis, a decrease in the fair value of more than 8.5% could potentially result in an impairment of goodwill. The use of 8.76% for the discount rate or 2.35% for the growth rate would render the estimated fair value equal to the carrying amount.

International

The fair value of the International reporting unit was calculated using the income approach, in the same manner as described for the North America Gaming and Interactive reporting unit. The following estimates and assumptions were used in the discounted cash flow analysis:

•                  A normalized growth rate of 3.00% based on the estimated sustainable long-term growth rate for the reporting unit;

•                  A normalized operating EBITDA margin percentage was estimated based on a review of average margins within the projection period;

•                  Normalized capital expenditure requirements were estimated based on a review of historical and projected capital expenditures and typical replacement cycles; and

•                  A discount rate of 9.50% based on the weighted average cost of capital.

Although the fair value of the International reporting unit exceeded the carrying amount based on the results of step one of the Company’s goodwill impairment analysis, a decrease in the fair value of more than 11.5% could potentially result in an impairment of goodwill. The use of 10.37% for the discount rate or 1.82% for the growth rate would render the estimated fair value equal to the carrying amount.

We also evaluate indefinite-lived intangible assets for impairment annually and whenever events or changes in circumstances indicate impairment may exist. We first perform a qualitative assessment to determine whether it is more likely than not that the fair value of indefinite-lived intangible assets are less than their carrying amount and whether the quantitative analysis is necessary. The quantitative analysis compares the fair value of indefinite-lived intangible assets to their carrying amount and an impairment loss is recognized when the carrying amount exceeds the fair value.

The process of evaluating the potential impairment related to our goodwill and indefinite-lived intangible assets is highly subjective and requires the application of significant judgment. If an event occurs that would cause revisions to the estimates and assumptions used in analyzing the value of goodwill and other intangible assets with indefinite lives, the revision could result in a non-cash impairment loss that could have a material impact on our financial results. Our annual review of goodwill and indefinite-lived intangible assets for impairment is performed as of November 1 each year. The review in 2015 concluded that no impairment existed.

We evaluate long-lived assets, including identifiable intangible assets and other assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Events or changes in circumstances that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the overall business strategy and significant negative industry or economic trends. Impairment is recognized when the asset is not recoverable and the carrying amount of an asset exceeds its fair value as calculated on a discounted cash flow basis. If an event occurs necessitating revised estimates and assumptions previously used in analyzing the value of our property and equipment or our finite-lived intangibles and other assets that revision could result in a non-cash impairment loss that could have a material impact on our financial results. We recorded impairment losses related to long-lived assets of $12.5 million, $2.6 million and $13.6 million in 2015, 2014 and 2013, respectively. We recorded impairment losses of $9.7 million in 2015 and $3.6 million in 2013 for certain indefinite lived intangible assets.

Litigation Provisions

Due to the nature of our business, we are involved in a number of legal, regulatory and arbitration proceedings regarding, among other matters, claims by and against us, injunctions by third parties arising out of the ordinary course of our business and investigations and compliance inquiries related to our ongoing operations. The outcome of these proceedings and similar future proceedings cannot be predicted with certainty. It is difficult to accurately estimate the outcome of any proceeding. As such, the amounts of the provision for litigation risk, which has been accrued on the basis of assessments made by external counsel, could vary significantly from the amounts which we would ultimately be obligated or agree to pay to settle any such proceeding. In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require us to pay substantial monetary damages or penalties and/or incur costs which may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant concession, license or authorization and thereby have a material adverse effect on our consolidated results of operations, business, financial condition or prospects. At December 31, 2015 and December 31, 2014, provisions for litigation matters amounted to $17.7 million and $6.8 million, respectively.

Share-based payments

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments on the date they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant, and incorporates assumptions to the valuation model inputs, including the expected life of the option, volatility, dividend yield and risk-free interest rate. We recorded share-based payment expense of $36.1 million, $13.8 million and $11.3 million in 2015, 2014 and 2013, respectively.

Minimum profit level guarantees

We have three contracts where we have provided customers with minimum profit level guarantees as summarized above. Our estimates of liabilities for minimum profit level guarantees take into consideration contract terms and financial information provided by our customers, the availability and timing of which could significantly impact our estimates. We account for minimum profit level guarantees as a reduction of service revenue on an annual basis based on our best estimate of amounts due to the customer annually.

Further details of these guarantees, which require management to make estimates and assumptions concerning profit levels, are provided in our consolidated financial statements included herein.

Income taxes

The Company records a tax provision for the anticipated tax consequences of its reported operating results. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to the taxable income in effect for the years in which those assets and liabilities are expected to be realized and settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based upon the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with future reversals of existing taxable temporary differences, will be sufficient to fully recover the deferred tax assets. In the event that the Company determines all or part of the net deferred tax assets are not realizable in the future, the Company will record an adjustment to the valuation allowance that would be charged to earnings in the period such determination is made. In addition, the calculation of tax liabilities involve significant judgment in estimating the impact of uncertainties in the application of GAAP and complex tax laws.

Income Statement Overview

Revenue

Our revenue is comprised of service revenue and product sales. Our service revenue is principally derived from multi-year contracts under which we earn revenue over time as we provide the related services. Service revenue comprises the majority of our revenue, amounting to $3.98 billion, $3.49 billion and $3.46 billion, or approximately 84.8%, 91.5% and 90.4% of total revenues in 2015, 2014 and 2013, respectively. Product sales are derived principally from the installation of new and replacement systems, software and terminals. Product sales in our business fluctuate due to the mix, volume and timing of product sales contracts and therefore may not be comparable from period to period.

Summarized below by operating segment are the principal services and products we provide:

North America Gaming and Interactive segment

The majority of the revenue we earn in the North America Gaming and Interactive segment is derived from service revenue generated from commercial gaming and social gaming. Commercial gaming service revenue is derived from the lease of real money “commercial” gaming machines and software to casinos and government entities in the U.S. and Canada. Social gaming service revenue is derived from customer’s purchase of virtual currency for use in non-wagering interactive games (“play for fun”) played over the Internet. Product sales in the North America Gaming and Interactive segment are derived from the sale of real money “commercial” gaming machines and software to casinos and government entities in the U.S. and Canada. Revenues in the North America Gaming and Interactive segment amounted to $1.1 billion, $132.5 million and $192.1 million, or approximately 23.5%, 3.5% and 5.0% of our total revenues in 2015, 2014 and 2013, respectively.

North America Lottery Segment

The majority of the revenue we earn in the North America Lottery segment is derived from Lottery contracts. Revenues in the North America Lottery segment amounted to $1.0 billion, $940.1 million and $882.5 million, or approximately 22.3%, 24.7% and 23.0% of our total revenues in 2015, 2014 and 2013, respectively.

Service revenue in the North America Lottery segment is derived from contracts, under which we design, install, operate and retain ownership of the gaming system. These contracts generally provide for a variable amount of monthly or weekly service fees paid to us directly from our customer based on a percentage of sales or net machine income. We recorded fees earned under these contracts as service revenue in the period earned. Expenses associated with providing services under these contracts principally consist of cost of personnel, telecommunications, equipment maintenance and repair, consumables for the games and depreciation of tangible assets.

Product sales in the North America Lottery segment are derived from contracts under which we construct, sell, deliver and install a turnkey system or deliver equipment, and license the computer software for a fixed price, and our customer subsequently operates the system or equipment. Revenue attributable to any ongoing services (such as post contract support) provided subsequent to customer acceptance, are recorded as service revenue in the period earned.

International segment

The majority of the revenue we earn in the International segment is derived from Lottery and Machine Gaming contracts. Revenues in the International segment amounted to $853.1 million, $630.6 million and $636.2 million, or approximately 18.2%, 16.5% and 16.6% of our total revenues in 2015, 2014 and 2013, respectively.

Service revenue in the International segment is derived from contracts, under which we design, install, operate and retain ownership of the gaming system. These contracts generally provide for a variable amount of monthly or weekly service fees paid to us directly from our customer based on a percentage of sales or net machine income. We recorded fees earned under these contracts as service revenue in the period earned. Expenses associated with providing services under these contracts principally consist of cost of personnel, telecommunications, equipment maintenance and repair, consumables for the games and depreciation of tangible assets.

Product sales in the International segment are derived from contracts under which we construct, sell, deliver and install a turnkey system or deliver equipment, and license the computer software for a fixed price, and our customer subsequently operates the system or equipment. Revenue attributable to any ongoing services (such as post-contract support) provided subsequent to customer acceptance, are recorded as service revenue in the period earned.

Italy segment

The majority of the revenue we earn in the Italy segment is derived from Lottery and Machine Gaming concessions. Revenues in the Italy segment amounted to $1.704 billion, $2.108 billion and $2.118 billion, or approximately 36.3%, 55.3% and 55.3% of our total revenues in 2015, 2014 and 2013, respectively. We also earn service revenue under Sports Betting, Commercial Services and Interactive Gaming concessions. Summarized below is an overview of the key services within the Italy segment:

Lottery

Under our Lotto and Gratta e Vinci (“Scratch and Win”) concessions we manage all of the activities along the value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the games. The service revenues we earn in return for operating these concessions are based on a percentage of wagers. For the Lotto concession this percentage of wagers decreases as the total wagers increase during an annual period, while for the Scratch and Win concession our fee is a fixed percentage of wagers. ADM pays us our Lotto fee on a weekly basis and our Scratch and Win fee on a monthly basis. For Lotto, we deposit wagers, net of prizes paid and retailer commissions retained by the retailer at point of sale into bank accounts owned by ADM. We do not consolidate such accounts on our consolidated statement of financial position as they are the property of ADM. Scratch and

Win sales to the retailers are recorded as a receivable on our consolidated statement of financial position with a corresponding payable to ADM. We collect Scratch and Win wagers from retailers, net of prizes paid directly by retailers and the retailers’ fee, on a weekly basis. On a monthly basis, we remit amounts due to ADM. Expenses associated with providing services under these concessions principally consist of consumable costs, postage and freight, network costs, marketing and advertising of the games, cost of personnel dedicated to these activities and depreciation and amortization of tangible and intangible assets.

Machine Gaming

Under our Machine Gaming concessions we directly manage stand-alone amusement with prize (“AWPs”) machines and video lottery terminals (“VLTs”) that are installed in various retail outlets linked to a central system. For Machine Gaming we collect the wagers, deduct the applicable gaming taxes, and pay prizes to winners and fees to retailers. The service revenue we earn in return for operating these concessions are generally based on a percentage of wagers net of applicable gaming taxes. We record service revenue net, equal to total wagers less the payout for prizes and applicable gaming taxes. Expenses associated with providing services under these concessions principally consist of point of sale fees, network costs, marketing and advertising of the games, cost of personnel dedicated to these activities, concession fees and depreciation and amortization of tangible and intangible assets. We also provide systems and machines to other machine gaming concessionaires, either as a product sale or with long-term fee-based contracts.

Sports Betting

We have a number of concessions to operate sports betting (including horse race competitions) and the right to operate sports betting over the internet. Sports betting concessions are principally comprised of arrangements under which we collect the wagers, pay prizes and pay a percentage fee to retailers. We record service revenue net, equal to wagers less prizes and taxes. Expenses associated with providing services under these concessions principally consist of point of sale commissions and depreciation and amortization of tangible and intangible assets.

Commercial Transaction Processing Services

We leverage our distribution networks and offer high-volume transaction processing services which include bill payments, electronic tax payments, utility payments, prepaid cellular telephone recharges, prepaid cards and retail-based programs. We earn a fee for processing such transactions that is transaction-based (a fixed fee per transaction or a fee based on a percentage of monetary volume processed). We recognize these fees as service revenue at the time a transaction is processed. Expenses associated with providing services under these concessions principally consist of point of sale commissions, network costs, banking fees and depreciation of tangible assets.

Interactive Gaming

We provide interactive skill games such as poker and other board and soft games through the Internet and mobile channels. For these services, we record service revenue net equal to wagers less prizes and taxes. Expenses associated with providing services under these concessions principally consist of marketing and advertising of the games.

Key Performance Indicators and Terminology

We use certain key performance indicators and terminology, which in our view are useful in explaining the trends of our business, including:

Constant Currency Information: The “Consolidated Results” discussion below includes information calculated at constant currency. We calculate constant currency by applying the prior-year/period exchange rates to current financial data expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations originating from translating the income statement of our foreign entities into euro. These constant currency measures are non-GAAP measures. Although we do not believe that these measures are a substitute for GAAP measures, we do believe that such results excluding the impact of currency fluctuations period-on-period provide additional useful information to investors regarding our operating performance on a local currency basis.

For example, if an entity with euro functional currency recorded net revenues of €100 million for 2015 and 2014, we would report $111.0 million in net revenues for 2015 (using an average exchange rate of 1.11) compared to $133.0 million for 2014 (using an average exchange rate of 1.33). The constant currency presentation would translate the 2015 net revenue using the 2014 exchange rates, and indicate that the underlying net revenue on a constant currency basis were unchanged year-on-year. We present such information in order to assess how the underlying business has performed prior to the translation impact of fluctuations in foreign currency exchange rates.

Same Store Revenue: We refer to the growth in revenue from existing customers as same store revenue. Revenue generated from new customers are referred to as “new contracts” or “contract wins”.

Late Numbers: If one of the 90 numbers of the Lotto game in Italy has not been drawn for 100 drawings, it becomes a late number, or a “centenarian”. We believe that consumers in Italy monitor late numbers and wager more on them than on other numbers, although the probability for a number to be drawn is always the same, being it a centenarian or not. Our service revenue is favorably impacted by an increase in late number wagers as is the case when there is a good pipeline of late numbers.

Comparison of the year ended December 31, 2015 and 2014

	For the year ended
	December 31, 2015		December 31, 2014
		% of		% of
($ thousands)	$	Revenue	$	Revenue

Service revenue	3,977,693	84.8	3,489,969	91.5
Product sales	711,363	15.2	322,342	8.5
Total revenue	4,689,056	100.0	3,812,311	100.0

Cost of services	2,417,315	51.6	2,324,043	61.0
Cost of sales	520,343	11.1	190,454	5.0
Selling, general and administrative	795,252	17.0	413,001	10.8
Research and development	277,401	5.9	108,175	2.8
Restructuring expense	76,896	1.6	23,654	0.6
Impairment loss	12,497	0.3	2,597	0.1
Transaction expense, net	49,396	1.1	35,336	0.9
Total operating expenses	4,149,100	88.5	3,097,260	81.2

Operating income	539,956	11.5	715,051	18.8

Interest income	17,681	0.4	4,765	0.1
Equity income (loss), net	207	0.0	(2,114)	(0.1)
Other income	6,939	0.1	7,650	0.2
Other expense	(129,441)	(2.8)	(119,129)	(3.1)
Foreign exchange gain (loss), net	5,611	0.1	(3,786)	(0.1)
Interest expense	(457,984)	(9.8)	(262,220)	(6.9)
Total non-operating expenses	(556,987)	(11.9)	(374,834)	(9.8)

(Loss) income before income tax expense	(17,031)	(0.4)	340,217	8.9

Provision for income taxes	38,896	0.8	240,413	6.3

Net (loss) income	(55,927)	(1.2)	99,804	2.6

Less: Net income attributable to non-controlling interests	19,647	0.4	13,642	0.4
Net (loss) income attributable to IGT PLC	(75,574)	(1.6)	86,162	2.2

Service revenue

	For the year ended
	December 31,		Change
($ thousands)	2015	2014	$	%

Operating Segments
North America Gaming and Interactive	780,189	45,575	734,614	>200.0
North America Lottery	992,684	865,023	127,661	14.8
International	512,004	473,653	38,351	8.1
Italy	1,702,174	2,104,996	(402,822)	(19.1)
	3,987,051	3,489,247	497,804	14.3

Purchase accounting	(9,358)	722	(10,080)	>200.0
	3,977,693	3,489,969	487,724	14.0

Service revenue in 2015 increased by $487.7 million, or 14% compared to 2014. On a constant currency basis, service revenue in 2015 increased by $898.7 million, or 25.8% compared to 2014.

Service revenue in the North America Gaming and Interactive segment in 2015 increased by $734.6 million compared to 2014 principally driven by the IGT acquisition. On a constant currency basis, service revenue in the North America Gaming and Interactive segment increased by $739.9 million compared to 2014.

Service revenue in the North America Lottery segment in 2015 increased by $127.7 million, or 14.8%, compared to 2014. These increases were partially offset by unfavorable foreign exchange impacts of $3.8 million. On a constant currency basis, service revenue in the North America Lottery segment increased by $131.4 million, or 15.2% compared to 2014.

Service revenue in the International segment in 2015 increased by $38.4 million, or 8.1% compared to 2014. On a constant currency basis, service revenue in the International segment in 2015 increased by $109.2 million, or 23.1% compared to 2014.

Service revenue in the Italy segment in 2015 decreased by $402.8 million, or 19.1% compared to 2014, principally driven by unfavorable foreign exchange impacts. On a constant currency basis, service revenue in the Italy segment in 2015 decreased by $71.8 million, or 3.4% compared to 2014.

Further information on the key performance drivers related to service revenues is provided in the Operating Segment Results section of this report.

Product sales

	For the year ended
	December 31,		Change
($ thousands)	2015	2014	$	%

North America Gaming and Interactive	321,618	86,926	234,692	>200.0
North America Lottery	52,986	75,074	(22,088)	(29.4)
International	341,070	156,976	184,094	117.3
Italy	1,872	3,366	(1,494)	(44.4)
	717,546	322,342	395,204	122.6

Purchase accounting	(6,183)	—	(6,183)	—
	711,363	322,342	389,021	120.7

Product sales fluctuate from period to period due to the mix, volume and timing of product sales transactions. Product sales in 2015 increased by $389.0 million, or 120.7% compared with 2014. On a constant currency basis, product sales in 2015 increased by $441.8 million, or 137.1% compared to 2014.

Product sales in the North America Gaming and Interactive segment in 2015 increased by $234.7 million, principally driven by the IGT acquisition. On a constant currency basis, product sales in the North America Gaming and Interactive segment increased by $246.8 million compared to 2014.

Product sales in the North America Lottery segment in 2015 decreased by $22.1 million, or 29.4% compared to 2014. On a constant currency basis, product sales in the North America Lottery segment decreased by $20.9 million, or 27.8% compared to 2014.

Product sales in the International segment in 2015 increased by $184.1 million, or 117.3% compared to 2014, principally driven by the IGT acquisition. On a constant currency basis, product sales in the International segment increased by $223.3 million, or 142.2% compared to 2014.

Further information on the key performance drivers related to product sales is provided in the Operating Segment Results section of this report.

Segment operating income

	For the year ended
	December 31,		Change
($ thousands)	2015	2014	$	%

North America Gaming and Interactive	294,256	1,054	293,202	>200.0
North America Lottery	182,615	74,293	108,322	145.8
International	164,949	156,295	8,654	5.5
Italy	554,937	711,881	(156,944)	(22.0)
	1,196,757	943,523	253,234	26.8

Corporate support	(292,371)	(150,268)	(142,103)	94.6
Purchase accounting	(364,430)	(78,204)	(286,226)	>200.0
	539,956	715,051	(175,095)	(24.5)

Operating income in the North America Gaming and Interactive segment increased by $293.2 million compared to 2014, principally driven by the IGT acquisition. On a constant currency basis, operating income in the North America Gaming and Interactive segment increased by $276.1 million compared to 2014.

Operating income in the North America Lottery segment increased by $108.3 million, or 145.8% compared to 2014. On a constant currency basis, operating income in the North America Lottery segment increased by $109.3 million, or 147.1% compared to 2014.

Operating income in the International segment increased by $8.7 million, or 5.5% compared to 2014, principally driven by the IGT acquisition. On a constant currency basis, operating income in the International segment increased by $48.5 million, or 31.0% compared to 2014.

Operating income in the Italy segment decreased by $156.9 million, or 22% compared to 2014, principally driven by unfavorable foreign exchange impacts. On a constant currency basis, operating income in the Italy segment decreased by $30.4 million, or 4.3% compared to 2014.

Further information on the key performance drivers related to operating income is provided in the Operating Segment Results section of this report.

Transaction expense, net

	For the year ended
	December 31,		Change
($ thousands)	2015	2014	$	%

IGT acquisition costs	49,396	43,972	5,424	12.3
Gain on sale of ticketing business	—	(8,636)	8,636	100.0
	49,396	35,336	14,060	39.8

We incurred $49.4 million and $44.0 million of professional fees and expenses related to the April 2015 acquisition of IGT in 2015 and 2014, respectively.

In July 2014, we sold our sports and events ticketing business (“LisTicket”) to the international operator TicketOne, CTS Eventim Group for €13.9 million ($18.6 million) and recorded a gain on the sale of €5.7 million ($8.6 million).

Other expense

The components of other expense are as follows:

	For the year ended
	December 31,		Change
($ thousands)	2015	2014	$	%

Tender premium	—	(88,628)	(88,628)	(100.0)
Unamortized debt issuance cost	—	(3,182)	(3,182)	(100.0)
Swap gain	—	10,103	10,103	100.0
Notes due 2016	—	(81,707)	(81,707)	(100.0)

Unamortized debt issuance cost	(34,526)	(17,023)	17,503	102.8
Fees	(3,640)	—	3,640	—
Bridge Facility	(38,166)	(17,023)	21,143	124.2

Tender premium	(73,376)	—	73,376	—
Unamortized debt issuance cost	(4,295)	—	4,295	—
Fees	(2,040)	—	2,040	—
Capital Securities	(79,711)	—	79,711	—

Unamortized debt issuance cost - Term loan facility and Revolver B	—	(3,542)	(3,542)	(100.0)
Debt modification - Notes due 2018 and 2020	—	(3,931)	(3,931)	(100.0)
Total debt related	(117,877)	(106,203)	11,674	11.0

Other	(11,564)	(12,926)	(1,362)	(100.0)
	(129,441)	(119,129)	10,312	8.7

Other expense for the years ended December 31, 2015 and 2014 was principally driven by certain refinancing activities related to the acquisition of IGT.

Interest expense

	For the year ended
	December 31,		Change
($ thousands)	2015	2014	$	%

Senior Secured Notes	(248,407)	—	248,407	—
Revolving Credit Facilities	(47,789)	(14,954)	32,835	219.6
6.625% Senior Notes due 2018	(40,481)	(36,961)	3,520	9.5
4.750% Senior Notes due 2020	(29,941)	(24,842)	5,099	20.5
Bridge Facility	(23,717)	(47,577)	(23,860)	(100.0)
7.500% Senior Notes due 2019	(18,651)	—	18,651	—
Term Loan Facilities	(15,537)	—	15,537	—
Capital Securities due 2066	(8,550)	(85,250)	(76,700)	(100.0)
5.350% Senior Notes due 2023	(4,753)	—	4,753	—
5.500% Senior Notes due 2020	(3,359)	—	3,359	—
5.375% Senior Notes due 2016	—	(45,864)	(45,864)	(100.0)
Other	(16,799)	(6,772)	10,027	148.1
	(457,984)	(262,220)	195,764	74.7

Interest expense in 2015 increased by $195.8 million, or 74.7% compared to 2014, driven by the higher level of debt in 2015 related to the acquisition of IGT. See Credit Facilities and Indebtedness section of this report for the terms of our debt instruments.

Provision for income taxes

	For the year ended
	December 31,
($ thousands, except percentages)	2015	2014

Provision for income taxes	38,896	240,413
(Loss) income before provision for income taxes	(17,031)	340,217
Effective income tax rate	-228.4%	70.7%

Our effective income tax rate of (228.4)% in 2015 was higher than the effective income tax rate of 70.7% in the same period of the prior year principally due to costs associated with the IGT acquisition in 2015 that were either non-deductible for tax purposes or deductible at rates lower than the Company’s global blended statutory tax rate.

Operating Segment Results

The following section sets forth an overview of our revenue and operating income by operating segment.

North America Gaming and Interactive segment

Revenue in the North America Gaming and Interactive segment in 2015 increased by $969.3 million compared to 2014, driven by the acquisition of IGT. At constant currency, revenue in the North America Gaming and Interactive segment in 2015 increased by $986.6 million compared to 2014.

Service revenue

Service revenue in the North America Gaming and Interactive segment in 2015 increased by $734.6 million ($739.9 million at constant currency) compared to 2014.

The following table sets forth changes in service revenue for 2015 compared to 2014, on a constant currency basis:

	Service Revenue Change
	IGT	Constant	Foreign
($ thousands)	Acquistion	Currency	Currency	Change

Machine revenue	389,304	7,265	(2,109)	394,460
Social iGaming	239,079	—	(2,723)	236,356
Other	109,107	(4,881)	(428)	103,798
	737,490	2,384	(5,260)	734,614

The principal drivers of the $734.6 million increase in service revenue were as follows:

•                  An increase of $737.5 million associated with the acquisition of IGT;

•                  An increase of $7.3 million in Machine revenue associated with increased machine placements in North America;

•                  A decrease of $5.3 million related to unfavorable foreign exchange impacts.

Product sales

Product sales in the North America Gaming and Interactive segment in 2015 increased by $234.7 million ($246.8 million at constant currency) compared to 2014.

The following table sets forth changes in product sales for the year ended December 31, 2015 compared to the same period in 2014 on a constant currency basis:

	Product Sale Change
	IGT	Constant	Foreign
($ thousands)	Acquistion	Currency	Currency	Change

Gaming machine sales	179,270	(22,290)	(8,736)	148,244
Non-machine sales	90,655	(884)	(3,323)	86,448
	269,925	(23,174)	(12,059)	234,692

The principal drivers of the $234.7 million increase in product sales were as follows:

•                  An increase of $269.9 million associated with the acquisition of IGT;

•                  A decrease of $22.3 million in Gaming machine sales;

•                  A decrease of $12.1 million related to unfavorable foreign exchange impacts.

Segment operating income

Operating income in the North America Gaming and Interactive segment in 2015 increased by $293.2 million ($276.1 million on a constant currency basis) compared to 2014, while segment operating margin increased from 0.8% in 2014 to 26.7% in 2015.

The principal driver of the increase in segment operating income was the acquisition of IGT and $17.1 million of favorable foreign exchange impacts.

North America Lottery segment

Revenue in the North America Lottery segment in 2015 increased by $105.6 million, or 11.2% compared to 2014, driven by a $127.7 million increase in service revenue, partially offset by a $22.1 million decrease in product sales. At constant currency, revenue in the North America Lottery segment in 2015 increased by $110.5 million, or 11.8% compared to 2014.

Service revenue

Service revenue in the North America Lottery segment in 2015 increased by $127.7 million, or 14.8% ($131.4 million, or 15.2% at constant currency) compared to 2014.

The following table sets forth changes in service revenue for 2015 compared to 2014, on a constant currency basis:

	Service Revenue Change
	IGT	Constant	Foreign
($ thousands)	Acquisition	Currency	Currency	Change

Machine revenue	56,085	(2,721)	(8)	53,356
Lottery	—	39,249	(24)	39,225
Lottery Management Services	—	25,183	—	25,183
Other	4,326	9,301	(3,730)	9,897
	60,411	71,012	(3,762)	127,661

The principal drivers of the $127.7 million increase in service revenue were as follows:

•                  An increase of $60.4 million associated with the acquisition of IGT;

•                  An increase in Lottery service revenue of $39.2 million principally driven by an increase of $40.4 million in same store revenue;

•                  An increase of $25.2 million in Lottery Management Services revenues, related to a decrease in minimum profit level penalties, partially offset by a decrease in pass-through revenues both principally associated with our contract in Illinois;

•                  A decrease of $3.8 million related to unfavorable foreign exchange impacts.

Product sales

Product sales in the North America Lottery segment in 2015 decreased by $22.1 million, or 29.4% ($20.9 million. or 27.8% at constant currency) compared to 2014.

The following table sets forth changes in product sales for year ended December 31, 2015 compared to the same period in 2014 on a constant currency basis:

	Product Sale Change
	IGT	Constant	Foreign
($ thousands)	Acquistion	Currency	Currency	Change

Lottery	—	(14,205)	(1,145)	(15,350)
Gaming (Non-machine sales)	20	(6,721)	(37)	(6,738)
	20	(20,926)	(1,182)	(22,088)

The principal drivers of the $22.1 million decrease in product sales were as follows:

•                  A decrease of $14.2 million in Lottery product sales principally related to a decrease in sales to three U.S. customers;

•                  A decrease of $6.7 million in Gaming machine system sales principally related to the winding down of the Canadian replacement cycle;

•                  A decrease of $1.2 million related to unfavorable foreign exchange impacts.

Segment operating income

Operating income in the North America Lottery segment in 2015 increased by $108.3 million, or 145.8% ($109.3 million, or 147.1% on a constant currency basis) compared to 2014, while segment operating margin increased from 7.9% in 2014 to 17.5% in 2015.

The increase in segment operating income was principally driven by:

•                  An increase of $48.0 million associated with the acquisition of IGT;

•                  An increase of $46.6 million associated with the decrease in minimum profit level penalties;

•                  An increase of $37.3 million related to the increase in same store service revenue;

•                  A decrease of $7.5 million related to the decrease in product sales.

International segment

Revenue in the International segment in 2015 increased by $222.4 million, or 35.3% compared to 2014, driven by a $184.1 million increase in product sales and a $38.3 million increase in service revenue. At constant currency, revenue in the International segment in 2015 increased by $332.5 million, or 52.7%.

Service revenue

Service revenue in the International segment in 2015 increased by $38.3 million, or 8.1% ($109.2 million or 23.1% at constant currency) compared to 2014.

The following table sets forth changes in service revenue for 2015 compared to 2014, on a constant currency basis:

	Service Revenue Change
	IGT	Constant	Foreign
($ thousands)	Acquisition	Currency	Currency	Change

Lottery	—	(11,481)	(32,052)	(43,533)
Gaming machine	118,906	(291)	(23,620)	94,995
Other	—	2,097	(15,208)	(13,111)
	118,906	(9,675)	(70,880)	38,351

The principal drivers of the $38.3 million increase in service revenue were as follows:

•                  An increase of $118.9 million associated with the acquisition of IGT;

•                  A decrease in Lottery service revenue of $11.5 million principally driven by the loss of the Ireland contract;

•                  A decrease of $70.9 million related to unfavorable foreign exchange impacts.

Product sales

Product sales in the International segment in 2015 increased by $184.1 million, or 117.3% ($223.3 million, or 142.2% at constant currency) compared to 2014.

The following table sets forth changes in product sales for 2015 compared to 2014, on a constant currency basis:

	Product Sales Change
	IGT	Constant	Foreign
($ thousands)	Acquisition	Currency	Currency	Change

Lottery	—	26,091	(7,930)	18,161
Gaming machine	137,834	14,276	(21,294)	130,816
Other	59,320	(14,268)	(9,935)	35,117
	197,154	26,099	(39,159)	184,094

The principal drivers of the $184.1 million increase in product sales were as follows:

•                  An increase of $197.2 million associated with the acquisition of IGT;

•                  An increase in Lottery sales of $26.1 million principally due to a new contract in South Africa;

•                  A decrease of $39.2 million related to unfavorable foreign exchange impacts.

Segment operating income

Operating income in the International segment in 2015 increased by $8.7 million, or 5.5% ($48.5 million, or 31.0% on a constant currency basis) compared to 2014, while segment operating margin decreased from 24.8% in 2014 to 19.3% in 2015.

The increase in segment operating income was principally driven by:

•                  An increase of $48.5 million associated with the acquisition of IGT;

•                  A decrease of $39.9 million related to unfavorable foreign exchange impacts.

Italy segment

Service revenues

Service revenues in the Italy segment in 2015 decreased by $402.8 million, or 19.1% compared to 2014, driven by fluctuation in the euro/US dollar exchange rate and to a lesser extent a decrease in sports betting and commercial service revenues. The components of service revenues in the Italy segment in 2015 and 2014 are as follows:

	For the year ended
	December 31,		Change
($ thousands)	2015	2014	$	%
Service revenue
Lotto	494,048	561,109	(67,061)	(12.0)
Instant tickets	293,056	371,204	(78,148)	(21.1)
Lottery	787,104	932,313	(145,209)	(15.6)

Machine gaming	626,637	752,509	(125,872)	(16.7)
Commercial services	126,372	169,009	(42,637)	(25.2)
Sports Betting	112,899	187,093	(74,194)	(39.7)
Interactive	49,162	64,072	(14,910)	(23.3)
	1,702,174	2,104,996	(402,822)	(19.1)

The following table sets forth changes in service revenue for 2015 compared to 2014, on a constant currency basis:

	Service Revenue Change
	Constant	Foreign
($ thousands)	Currency	Currency	Change

Lotto	30,191	(97,252)	(67,061)
Instant tickets	(21,115)	(57,033)	(78,148)
Lottery	9,076	(154,285)	(145,209)

Machine gaming	(5,869)	(120,003)	(125,872)
Commercial Services	(18,017)	(24,620)	(42,637)
Sports Betting	(51,630)	(22,564)	(74,194)
Interactive Gaming	(5,333)	(9,577)	(14,910)
	(71,773)	(331,049)	(402,822)

The constant currency movements in service revenues for each of the core activities within the Italy segment are discussed below.

Lottery service revenue in the Italy segment decreased by $145.2 million, or 15.6% compared to 2014, principally driven by fluctuation in the euro/US dollar exchange rate and a decrease in service revenue from instant tickets, partially offset by an increase in service revenue from Lotto. The following table sets forth an analysis of our Lottery service revenues in the Italy segment:

Lotto

At constant currency, Lotto service revenue in 2015 increased by $30.2 million or 5.4% compared to 2014, due to an increase in core wagers which were driven by higher wagers from successful product innovation in 10eLotto. This increase was partially offset by a decrease in late number wagers as detailed below:

	For the year ended
	December 31,		Change
(€ millions)	2015	2014	Wagers	%

10eLotto wagers	4,287.0	3,618.6	668.4	18.5
Core wagers	2,449.3	2,552.0	(102.7)	(4.0)
Wagers for late numbers	340.3	458.7	(118.4)	(25.8)
	7,076.6	6,629.3	447.3	6.7

Instant tickets

At constant currency, Instant ticket service revenue in 2015 decreased by $21.1 million, or 5.7%, compared to 2014, principally due to a 6.1% decrease in the number of tickets sold which was only partially offset by a 2.2% increase in the average price point (the average value of the ticket sold), as detailed below.

	For the year ended
	December 31,		Change
	2015	2014	Amount	%

Total sales (in millions)	€9,016.4	€9,403.3	€(386.9)	(4.1)
Total tickets sold (in millions)	1,787.1	1,902.9	(115.8)	(6.1)
Average price point	€5.05	€4.94	€0.11	2.2

Machine Gaming

At constant currency, Machine Gaming service revenue in 2015 decreased by $5.9 million, or 0.8% compared to 2014, primarily due to a 2.9% decrease in wagers as detailed below. The decrease in wagers was driven by a 3% decrease in VLT wagers and a 2.7% decrease in AWP Wagers. The 2.9% decrease in wagers did not result in a proportional impact on service revenues due to the increase in AWP wagers as a percentage of overall wagers, and a resulting change in the mix. In particular, due to the nature of the product, a higher proportion of AWP wagers are converted into revenue. In 2015, AWP wagers represented 44.7% of our total wagers compared to 44.6% in 2014. This change in mix had a positive impact on service revenues.

	For the year ended
	December 31,		Change
(€ millions)	2015	2014	Amount	%

VLT wagers	5,432.9	5,599.9	(167.0)	(3.0)
AWP wagers	4,387.9	4,510.9	(123.0)	(2.7)
Total wagers	9,820.8	10,110.8	(290.0)	(2.9)

(Installed at the end of December)
VLT’s installed (B2C)	11,115	10,956	159	1.5
VLT’s installed (B2B)	8,291	8,392	(101)	(1.2)
AWP machines installed	58,328	65,316	(6,988)	(10.7)
Total machines installed	77,734	84,664	(6,930)	(8.2)

Total wagers and machines installed correspond to the management of VLT’s and AWP’s under our concession.

Commercial Services

At constant currency, Commercial Services service revenue in 2015 decreased by $18.0 million, or 10.7% compared to 2014, principally due to a decrease in the number of transactions processed.

Sports Betting

At constant currency, Sports Betting service revenue in 2015 decreased by $51.6 million, or 27.6% compared to 2014, due to an increase in the payout percentage (83.7% in 2015; 80.2% in 2014) and the 3.3% decrease in wagers (as detailed below).

	For the year ended
	December 31,		Change
(€ millions)	2015	2014	Wagers	%

Fixed odds sports betting and other wagers	863.9	893.3	(29.4)	(3.3)

Interactive Gaming

At constant currency, Interactive Gaming service revenue in 2015 decreased by $5.3 million, or 8.3% compared to 2014, driven by a 6.2% decrease in game wagers principally resulting from a decrease in poker wagers.

	For the year ended
	December 31,		Change
(€ millions)	2015	2014	Wagers	%

Interactive game wagers	1,699.8	1,812.2	(112.4)	(6.2)

Product sales

Product sales in the Italy segment amounted to $1.9 million and $3.4 million in 2015 and 2014, respectively.

Segment operating income

Operating income in the Italy segment in 2015 decreased by $157 million, or 22% compared to 2014, while segment operating margin amounted to 32.6% and 33.8% in 2015 and 2014, respectively principally driven by:

•                  A decrease of $126.5 million related to unfavorable foreign exchange impacts;

•                  A decrease of $37.4 million associated with the 27.6% reduction in sports betting service revenue;

•                  An decrease of $28.0 million principally associated with the stability law impact on Machine Gaming service revenues;

•                  An increase of $40.8 million associated with Lotto due to an increase in wagers and cost optimization.

Comparison of the year ended December 31, 2014 and 2013

	For the year ended
	December 31, 2014		December 31, 2013
		% of		% of
($ thousands)	$	Revenue	$	Revenue

Service revenue	3,489,969	91.5	3,460,516	90.4
Product sales	322,342	8.5	369,118	9.6
Total revenue	3,812,311	100.0	3,829,634	100.0

Cost of services	2,324,043	61.0	2,373,184	62.0
Cost of sales	190,454	5.0	223,889	5.8
Selling, general and administrative	413,001	10.8	402,264	10.5
Research and development	108,175	2.8	104,845	2.7
Restructuring expense	23,654	0.6	27,872	0.7
Impairment loss	2,597	0.1	13,604	0.4
Transaction expense, net	35,336	0.9	—	0.0
Total operating expenses	3,097,260	81.2	3,145,658	82.1

Operating income	715,051	18.8	683,976	17.9

Interest income	4,765	0.1	4,436	0.1
Equity loss, net	(2,114)	(0.1)	(1,326)	0.0
Other income	7,650	0.2	6,883	0.2
Other expense	(119,129)	(3.1)	(14,972)	(0.4)
Foreign exchange loss, net	(3,786)	(0.1)	(2,432)	(0.1)
Interest expense	(262,220)	(6.9)	(217,128)	(5.7)
Total non-operating expenses	(374,834)	(9.8)	(224,539)	(5.9)

Income before income tax expense	340,217	8.9	459,437	12.0

Provision for income taxes	240,413	6.3	225,955	5.9

Net income	99,804	2.6	233,482	6.1

Less: Net income attributable to non-controlling interests	13,642	0.4	31,877	0.8
Net income attributable to IGT PLC	86,162	2.2	201,605	5.3

Service revenue

	For the year ended
	December 31,		Change
($ thousands)	2014	2013	$	%

Operating Segments
North America Gaming and Interactive	45,575	37,425	8,150	21.8
North America Lottery	865,023	826,936	38,087	4.6
International	473,653	481,176	(7,523)	(1.6)
Italy	2,104,996	2,114,257	(9,261)	(0.4)
	3,489,247	3,459,794	29,453	0.9

Purchase accounting	722	722	—	—
	3,489,969	3,460,516	29,453	0.9

Service revenue in 2014 increased by $29.5 million, or 0.9% compared to 2013. On a constant currency basis, service revenue in 2014 increased by $59.6 million, or 1.7% compared to 2013.

Service revenue in the North America Gaming and Interactive segment in 2014 increased by $8.2 million, or 21.8% compared to 2013. On a constant currency basis, service revenue in the North America Gaming and Interactive segment increased by $8.8 million, or 23.6% compared to 2013.

Service revenue in the North America Lottery segment in 2014 increased by $38.1 million, or 4.6%, compared to 2013. On a constant currency basis, service revenue in the North America Lottery segment increased by $38.7 million, or 4.7% compared to 2013.

Service revenue in the International segment in 2014 decreased by $7.5 million, or 1.6% compared to 2013. On a constant currency basis, service revenue in the International segment in 2014 increased by $5.7 million, or 1.2% compared to 2013.

Service revenue in the Italy segment in 2014 decreased by $9.3 million, or 0.4% compared to 2013. On a constant currency basis, service revenue in the Italy segment in 2014 increased by $6.4 million, or 0.3% compared to 2013.

Further information on the key performance drivers related to service revenues is provided in the Operating Segment Results section of this report.

Product sales

	For the year ended
	December 31,		Change
($ thousands)	2014	2013	$	%
North America Gaming and Interactive	86,926	154,717	(67,791)	(43.8)
North America Lottery	75,074	55,606	19,468	35.0
International	156,976	155,021	1,955	1.3
Italy	3,366	3,774	(408)	(10.8)
	322,342	369,118	(46,776)	(13)

Purchase accounting	—	—	—	—
	322,342	369,118	(46,776)	(12.7)

Product sales fluctuate from period to period due to the mix, volume and timing of product sales transactions. Product sales in 2014 decreased by $46.8 million, or 12.7% compared with 2013. On a constant currency basis, product sales in 2014 decreased by $33.7 million, or 9.1% compared to 2013.

Product sales in the North America Gaming and Interactive segment in 2014 decreased by $67.8 million, or 43.8% compared to 2013. On a constant currency basis, product sales in the North America Gaming and Interactive segment decreased by $61.8 million, or 40.0% compared to 2013.

Product sales in the North America Lottery segment in 2014 increased by $19.5 million, or 35.0% compared to 2013. On a constant currency basis, product sales in the North America Lottery segment increased by $20.2 million, or 36.3% compared to 2013.

Product sales in the International segment in 2014 increased by $2.0 million, or 1.3% compared to 2013. On a constant currency basis, product sales in the International segment increased by $8.2 million or 5.3%, compared to 2013.

Further information on the key performance drivers related to product sales is provided in the Operating Segment Results section of this report.

Segment operating income

	For the year ended
	December 31,		Change
($ thousands)	2014	2013	$	%

North America Gaming and Interactive	1,054	(11,154)	12,208	109.4
North America Lottery	74,293	82,727	(8,434)	(10.2)
International	156,295	140,844	15,451	11.0
Italy	711,881	647,812	64,069	9.9
	943,523	860,229	83,294	9.7

Corporate support	(150,268)	(98,138)	(52,130)	(53.1)
Purchase accounting	(78,204)	(78,115)	(89)	0.1
	715,051	683,976	31,075	4.5

Operating income in the North America Gaming and Interactive segment increased by $12.2 million, or 109.4% compared to 2013. On a constant currency basis, operating income in the North America Gaming and Interactive segment increased by $13.5 million, or 121.4% compared to 2013.

Operating income in the North America Lottery segment decreased by $8.4 million, or 10.2% compared to 2013. On a constant currency basis, operating income in the North America Lottery segment decreased by $8.6 million, or 10.4% compared to 2013.

Operating income in the International segment increased by $15.5 million, or 11.0% compared to 2013. On a constant currency basis, operating income in the International segment increased by $20.9 million, or 14.9% compared to 2013.

Operating income in the Italy segment increased by $64.1 million, or 9.9% compared to 2013. On a constant currency basis, operating income in the Italy segment increased by $63.3 million, or 9.8% compared to 2013.

Further information on the key performance drivers related to operating income is provided in the Operating Segment Results section of this report.

Transaction expense, net

	For the year ended
	December 31,		Change
($ thousands)	2014	2013	$	%

IGT acquisition costs	43,972	—	43,972	—
Gain on sale of ticketing business	(8,636)	—	(8,636)	—
	35,336	—	35,336	—

We incurred $44.0 million of professional fees and expenses related to the April 2015 acquisition of IGT in 2014.

In July 2014, we sold our sports and events ticketing business (“LisTicket”) to the international operator TicketOne, CTS Eventim Group for $18.6 million (€13.9 million) and recorded a gain on the sale of $8.6 million (€5.7 million).

Other expense

	For the year ended
	December 31,		Change
($ thousands)	2014	2013	$	%

Tender premium	(88,628)	—	88,628	—
Unamortized debt issuance cost	(3,182)	—	3,182	—
Swap gain	10,103	—	(10,103)	—
Notes due 2016	(81,707)	—	81,707	—

Unamortized debt issuance costs - Bridge Facility	(17,023)	—	17,023	—
Unamortized debt issuance cost - Term loan facility and Revolver B	(3,542)	—	3,542	—
Debt modification - Notes due 2018 and 2020	(3,931)	—	3,931	—
Total debt related	(106,203)	—	106,203	—

Other	(12,926)	(14,972)	(2,046)	13.7
	(119,129)	(14,972)	104,157	>200.0

Other expense in 2014 increased by $104.2 million compared to 2013, driven by certain refinancing activities related to the acquisition of IGT, including the early extinguishment of the Notes due 2016 and the refinancing of the existing Facilities as detailed in the table above.

Interest expense

	For the year ended
	December 31,		Change
($ thousands)	2014	2013	$	%

Capital Securities due 2066	(85,250)	(85,881)	(631)	(0.7)
Bridge Facility	(47,577)	—	47,577	—
5.375% Senior Notes due 2016	(45,864)	(49,770)	(3,906)	(7.8)
6.625% Senior Notes due 2018	(36,961)	(36,861)	100	(0.3)
4.750% Senior Notes due 2020	(24,842)	(24,633)	209	0.8
Revolving Credit Facilities	(14,954)	(15,121)	(167)	(1.1)
Other	(6,772)	(4,862)	1,910	39.3
	(262,220)	(217,128)	45,092	20.8

Interest expense in 2014 increased by $45.1 million, or 20.8% compared to 2013, driven by interest expense of $47.6 million associated with the bridge facility we entered into in connection with the acquisition of IGT. Interest expense on the 5.375% Senior Notes due 2016 decreased by $3.9 million due to their early redemption on December 8, 2014. See Credit Facilities and Indebtedness section of this report for the terms of our debt instruments.

Provision for income taxes

	For the year ended
	December 31,
(€ thousands, except percentages)	2014	2013

Provision for income taxes	240,413	225,955
Income before provision for income taxes	340,217	459,437
Effective income tax rate	70.7%	49.2%

Our effective income tax rate of 70.7% in 2014 was higher than the effective income tax rate of 49.2% in the same period of the prior year principally due to Italian capital gains tax associated with the reorganization of our Italian business, a tax audit settlement in Italy and non-deductible acquisition costs on the planned acquisition of IGT.

Operating Segment Results

The following section sets forth an overview of our revenue and operating income by operating segment.

North America Gaming and Interactive segment

Revenue in the North America Gaming and Interactive segment in 2014 decreased by $59.6 million, or 31.0% compared to 2013, driven by a decrease in product sales, partially offset by an increase in service revenue. At constant currency, revenue in the North America Gaming and Interactive segment in 2014 decreased by $53.0 million, or 27.6% compared to 2013.

Service revenue

Service revenue in the North America Gaming and Interactive segment in 2014 increased by $8.2 million, or 21.8% ($8.8 million, or 23.6% at constant currency) compared to 2013.

The following table sets forth changes in service revenue for 2014 compared to 2013, on a constant currency basis:

	Service Revenue Change
	Constant	Foreign
($ thousands)	Currency	Currency	Change

Gaming revenue	8,821	(671)	8,150
	8,821	(671)	8,150

Product sales

Product sales in the North America Gaming and Interactive segment in 2014 decreased by $67.8 million, or 43.8% ($61.8 million, or 40.0% at constant currency) compared to 2013.

The following table sets forth changes in product sales for year ended December 31, 2014 compared to the same period in 2013 on a constant currency basis:

	Product Sale Change
	Constant	Foreign
($ thousands)	Currency	Currency	Change

Gaming machine sales	(66,393)	(5,197)	(71,590)
Non-machine sales	4,572	(773)	3,799
	(61,821)	(5,970)	(67,791)

The principal drivers of the $67.8 million decrease in product sales were as follows:

•                  A decrease of $66.4 million in Gaming machine sales principally related to the winding down of the Canadian replacement cycle;

•                  A decrease of $6.0 million related to unfavorable foreign exchange impacts.

Segment operating income

Operating income in the North America Gaming and Interactive segment in 2014 increased by $12.2 million ($13.5 million on a constant currency basis) compared to 2013, while segment operating margin increased from (5.8%) in 2013 to 0.8% in 2014. The increase in segment operating income was principally driven by the absence in 2014 of costs incurred in 2013, associated with a reduction in employees at our Växjö Office in Sweden in October 2013, related to the outsourcing of certain interactive gaming activities previously conducted internally in Sweden.

North America Lottery segment

Revenue in the North America Lottery segment in 2014 increased by $57.6 million, or 6.5% compared to 2013, driven by a $38.1 million increase in service revenue and a $19.5 million increase in product sales. At constant currency, revenue in the North America Lottery segment in 2014 increased by $58.9 million, or 6.7% compared to 2013.

Service revenue

Service revenue in the North America Lottery segment in 2014 increased by $38.1 million, or 4.6% ($38.7 million, or 4.7% at constant currency) compared to 2013.

The following table sets forth changes in service revenue for 2014 compared to 2013, on a constant currency basis:

	Service Revenue Change
	Constant	Foreign
($ thousands)	Currency	Currency	Change

Lottery Management Services	20,301	—	20,301
Lottery	17,517	(12)	17,505
Other	921	(640)	281
	38,739	(652)	38,087

The principal drivers of the $38.1 million increase in service revenue were as follows:

•                  An increase of $20.3 million in Lottery Management Services revenues, related to an increase of $43.2 million in service revenues principally from a full year of service revenue in 2014 from the New Jersey and Indiana agreements, which commenced operations on October 1, 2013 and July 1, 2013, respectively, partially offset by a decrease in service revenue of $22.9 million, principally related to the minimum profit level guarantee in Illinois;

•                  An increase in Lottery service revenue of $17.5 million driven by:

•                  An increase of $9.3 million due to contractual rate changes with customers in the United States;

•                  An increase of $5.6 million from new contracts in Colorado and Indiana;

•                  A decrease of $0.7 million related to unfavorable foreign exchange impacts.

Product sales

Product sales in the North America Lottery segment in 2014 increased by $19.5 million, or 35.0% ($20.2 million, or 36.3% at constant currency) compared to 2013.

The following table sets forth changes in product sales for the year ended December 31, 2014, compared to the same period in 2013 on a constant currency basis:

	Product Sales Change
	Constant	Foreign
($ thousands)	Currency	Currency	Change

Lottery	16,553	(61)	16,492
Gaming (Non-machine sales)	3,631	(655)	2,976
	20,184	(716)	19,468

The principal drivers of the $19.5 million increase in product sales were as follows:

•                  An increase of $16.6 million in Lottery product sales, principally to a customer in the United States;

•                  An increase of $3.6 million in non-machine sales principally to a customer in Canada;

•                  A decrease of $0.7 million related to unfavorable foreign exchange impacts.

Segment operating income

Operating income in the North America Lottery segment in 2014 decreased by $8.4 million, or 10.2% ($8.6 million, or 10.4% on a constant currency basis) compared to 2013, while segment operating margin decreased from 9.4% in 2013 to 7.9% in 2014.

The decrease in segment operating income was principally driven by:

•                  A decrease of $22.9 million associated with minimum profit level guarantee penalties related to the Lottery Management Service agreement in Illinois;

•                  An increase of $11.3 million associated with the increase in lottery product sales.

International segment

Revenue in the International segment in 2014 decreased by $5.6 million, or 0.9% compared to 2013, driven by a $7.5 million decrease in service revenue, partially offset by a $2.0 million increase in product sales. At constant currency, revenue in the International segment in 2014 increased by $13.9 million, or 2.2%.

Service revenue

Service revenue in the International segment in 2014 decreased by $7.5 million, or 1.6% (an increase of $5.7 million or 1.2% at constant currency) compared to 2013.

The following table sets forth changes in service revenue for 2014 compared to 2013, on a constant currency basis:

	Service Revenue Change
	Constant	Foreign
($ thousands)	Currency	Currency	Change

Lottery	(14,113)	(6,380)	(20,493)
Machine Gaming	4,986	(2,612)	2,374
Other	14,788	(4,192)	10,596
	5,661	(13,184)	(7,523)

The principal drivers of the $7.5 million decrease in service revenue were as follows:

•                  A decrease in Lottery service revenue of $14.1 million driven by a change in contract terms with a European lottery customer, which lowered revenue but increased profit;

•                  An increase in Other service revenue of $14.8 million driven by an increase in commercial service revenues, principally in Chile and Colombia;

•                  A decrease of $13.2 million related to unfavorable foreign exchange impacts.

Product sales

Product sales in the International segment in 2014 increased by $2.0 million, or 1.3% ($9.7 million, or 6.3% at constant currency) compared to 2013.

The following table sets forth changes in product sales for 2014 compared to 2013, on a constant currency basis:

	Product Sales Change
	Constant	Foreign
($ thousands)	Currency	Currency	Change

Lottery	11,022	(5,122)	5,900
Machine Gaming	(9,065)	(1,361)	(10,426)
Other	7,788	(1,307)	6,481
	9,745	(7,790)	1,955

The principal drivers of the $2.0 million increase in product sales were as follows:

•                  An increase in Lottery sales of $11.0 million due to a sale to our customer in Belgium, partially offset by the absence of prior year sales to customers in New Zealand, Singapore and Turkey;

•                  A decrease of $7.8 million related to unfavorable foreign exchange impacts.

Segment operating income

Operating income in the International segment in 2014 increased by $15.5 million, or 11.0% ($20.9 million, or 14.9% on a constant currency basis) compared to 2013, while segment operating margin increased from 22.1% in 2013 to 24.8% in 2014.

Italy segment

Service revenues

Service revenue in the Italy segment in 2014 decreased by $9.3 million, or 0.4% (an increase of $6.4 million or 0.3% at constant currency) compared to 2013. The components of service revenues in the Italy segment in 2014 and 2013 are as follows:

	For the year ended
	December 31,		Change
($ thousands)	2014	2013	$	%

Service revenue
Lotto	561,109	542,492	18,617	3.4
Instant tickets	371,204	384,197	(12,993)	(3.4)
Lottery	932,313	926,689	5,624	0.6

Machine Gaming	752,509	773,297	(20,788)	(2.7)
Sports Betting	187,093	167,383	19,710	11.8
Commercial Services	169,009	175,958	(6,949)	(3.9)
Interactive Gaming	64,072	70,930	(6,858)	(9.7)
	2,104,996	2,114,257	(9,261)	(0.4)

The following table sets forth changes in service revenue for 2014 compared to 2013, on a constant currency basis:

	Service Revenue Change
	Constant	Foreign
($ thousands)	Currency	Currency	Change

Lotto	23,093	(4,476)	18,617
Instant tickets	(9,475)	(3,518)	(12,993)
Lottery	13,618	(7,994)	5,624

Machine Gaming	(14,197)	(6,591)	(20,788)
Sports Betting	19,438	272	19,710
Commercial Services	(6,128)	(821)	(6,949)
Interactive Gaming	(6,364)	(494)	(6,858)
	6,367	(15,628)	(9,261)

The constant currency movements in service revenues for each of the core activities within the Italy segment are discussed below.

Lotto

At constant currency, Lotto service revenue in 2014 increased by $23.1 million or 4.3% compared to 2013, due to an increase in core wagers which were driven by higher wagers from successful product innovation in 10eLotto. This increase was partially offset by a decrease in late number wagers as detailed below:

	For the year ended
	December 31,		Change
(€ millions)	2014	2013	Wagers	%

10eLotto	3,618.6	2,970.9	647.7	21.8
Core wagers	2,552.0	2,707.6	(155.6)	(5.7)
Wagers for late numbers	458.7	654.2	(195.5)	(29.9)
	6,629.3	6,332.7	296.6	4.7

Instant tickets

At constant currency, Instant ticket service revenue in 2014 decreased by $9.5 million, or 2.5%, compared to 2013, principally due to a 3.4% decrease in the number of tickets sold which was only partially offset by a 1.6% increase in the average price point (the average value of the ticket sold), as detailed below.

	For the year ended
	December 31,		Change
	2014	2013	Amount	%

Total sales (€ millions)	9,403.3	9,573.8	(170.5)	(1.8)

Total tickets sold (€ millions)	1,902.9	1,970.8	(67.9)	(3.4)

Average price point (€)	4.94	4.86	0.08	1.6

Machine Gaming

At constant currency, Machine Gaming service revenue in 2014 decreased by $14.2 million, or 1.8% compared to 2013, primarily due to an 8% decrease in wagers as detailed below. The decrease in wagers was driven by a 13.3% decrease in VLT wagers and a 0.5% decrease in AWP Wagers. The 8% decrease in wagers did not result in a proportional impact on service revenues due to the increase in AWP wagers as a percentage of overall wagers, and a resulting change in the mix. In particular, due to the nature of the product, a higher proportion of AWP wagers are converted into revenue. In 2014, AWP wagers represented 44.6% of our total wagers compared to 41.2% in 2013. This change in mix had a positive impact on service revenues.

	For the year ended
	December 31,		Change
(€ millions)	2014	2013	Amount	%

VLT wagers	5,599.9	6,458.5	(858.6)	(13.3)
AWP wagers	4,510.9	4,532.4	(21.5)	(0.5)
Total wagers	10,110.8	10,990.9	(880.1)	(8.0)

(Installed at the end of December)

VLT’s installed (B2C)	10,956	10,596	360	3.4
VLT’s installed (B2B)	8,392	7,702	690	9.0
AWP machines installed	65,316	70,203	(4,887)	(7.0)
Total machines installed	84,664	88,501	(3,837)	(4.3)

Total wagers and machines installed correspond to the management of VLT’s and AWP’s under our concession.

Sports Betting

At constant currency, Sports Betting service revenue in 2014 increased by $19.4 million, or 11.6% compared to 2013, principally due to the 14.7% increase in wagers (as detailed below), including the introduction of virtual betting in the first quarter of 2014, which was offset by an increase in the payout percentage (80.2% in 2014; 79.4% in 2013).

	For the year ended
	December 31,		Change
(€ millions)	2014	2013	Wagers	%

Fixed odds sports betting and other wagers	893.3	778.5	114.8	14.7

Commercial Services

At constant currency, Commercial Services service revenue in 2014 decreased by $6.1 million, or 3.5%, compared to 2013, principally due to a decrease in the number of transactions processed.

Interactive Gaming

At constant currency, Interactive Gaming service revenue in 2014 decreased by $6.4 million, or 9.0%, compared to 2013, driven by a 9% decrease in game wagers principally resulting from a decrease in poker wagers.

	For the year ended
	December 31,		Change
(€ millions)	2014	2013	Wagers	%

Interactive game wagers	1,812.2	1,990.9	(178.7)	(9.0)

Product sales

Product sales in the Italy segment amounted to $3.4 million and $3.8 million in 2014 and 2013, respectively.

Segment operating income

Operating income in the Italy segment in 2014 increased by $64.1 million, or 9.9% ($63.3 million, or 9.8% on a constant currency basis) compared to 2013, while segment operating margin amounted to 33.8% and 30.6% in 2014 and 2013, respectively, principally driven by:

•                  An increase of $40.5 million (€30 million) associated with the absence of the 2013 Machine Gaming settlement of AWP litigation in 2013;

•                  An increase of $32.2 million associated with Lotto due to an increase in wagers and cost optimization.

B.                                    Liquidity and Capital Resources

Our business is capital intensive and therefore we require liquidity in order to meet our obligations and fund our growth. Historically, our primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under our Revolving Credit Facilities. In addition to our general working capital and operational needs, our liquidity requirements arise primarily from our need to meet debt service requirements and to fund capital expenditures. We also require liquidity to fund any acquisitions and associated costs. Our cash flows generated from operating activities together with our cash flows generated from financing activities have historically been sufficient to meet our liquidity requirements.

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

The cash management, funding of operations and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At December 31, 2015 and December 31, 2014, our total available liquidity was $2.7 billion and $1.9 billion, respectively. The following table summarizes our total available liquidity:

	December 31,
$ thousands	2015	2014

Revolving Credit Facilities	2,087,655	1,534,870
Cash and cash equivalents	627,484	317,106
Term Loan Facilities due 2019	—	—
Total Liquidity	2,715,139	1,851,976

The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact our liquidity or capital resources. As of December 31, 2015, the borrowers under the Revolving Credit facilities were in compliance with all of the covenants.

Our liquidity is principally denominated in euros and U.S. dollars. The following table summarizes our cash balances in US$ at December 31, 2015 and December 31, 2014:

	December 31, 2015		December 31, 2014
in thousands	$	%	$	%

U.S. Dollars	288,502	46%	101,014	32%
Euros	162,847	26%	137,684	43%
Other currencies	176,135	28%	78,408	25%
Total cash	627,484	100%	317,106	100%

We hold insignificant amounts of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on our review of such transfer restrictions and the cash balances held in such territories, we do not believe such transfer restrictions have an adverse impact on our ability to meet liquidity requirements at the dates represented above.

To further support our liquidity requirements, in 2015 we sold various assets including our Las Vegas campus, certain jackpot annuities and other assets totaling $230.6 million. In addition, in 2014 and 2013 we entered into two agreements with major European financial institutions to sell certain accounts receivable on a non-recourse basis, from our Italy segment’s Scratch & Win and Commercial Services concessions. The agreements have a three- and five-year duration, respectively, and are subject to early termination by either party. The aggregate amount of outstanding accounts receivables is limited to a maximum amount of €300 million and €150 million for the Scratch & Win and Commercial Services concessions, respectively. At December 31, 2015 and 2014, the following receivables had been sold:

	December 31, 2015		December 31, 2014
in thousands	Euro	$	Euro	$

Scratch & Win	179,904	195,862	116,023	140,863
Commercial services	60,265	65,611	41,598	50,504
	240,169	261,473	157,621	191,367

We paid dividends of $209.6 million, $177.6 million and $163.8 million in 2015, 2014 and 2013, respectively.

Summary Statements of Cash Flows

The following table summarizes our statements of cash flows. A complete statement of cash flows is provided in the Consolidated Financial Statements included herein.

Comparison of the Year Ended December 31, 2015, 2014 and 2013

	For the year ended December 31,
($ thousands)	2015	2014	2013

Cash flows before changes in operating assets and liabilities	1,039,464	890,659	863,841
Changes in operating assets and liabilities, net of acquisition	(253,467)	175,251	(130,282)
Net cash flows provided by operating activities	785,997	1,065,910	733,559

Acquisition of IGT, net of cash acquired	(3,241,415)	—	—
Capital expenditures	(402,634)	(335,220)	(476,705)
Other investing activities, net	282,526	15,095	14,375
Net cash flows used in investing activities	(3,361,523)	(320,125)	(462,330)

Proceeds from issuance of long-term debt	6,521,991	897,115	—
Proceeds from interest rate swaps	67,773	15,294	—
Capital increase - non-controlling interest	9,049	7,789	95,191
Treasury shares purchased	—	(53,160)	—
Acquisition of non-controlling interest	—	(99,726)	—
Net (payments of) receipts from financial liabilities	(21,539)	58,911	—
Payments in connection with note consents	(29,022)	(6,773)	—
Dividends paid - non-controlling interest	(29,156)	(45,561)	(44,323)
Return of capital - non-controlling interest	(30,568)	(74,441)	(52,200)
Payments on bridge facility	(51,409)	(63,999)	—
Payments made in connection with early extinguishment of debt	(79,526)	(88,628)	—
Debt issuance costs paid	(84,859)	(23,542)	(5,787)
Dividends paid	(209,589)	(177,608)	(163,774)
Payments to withdrawing shareholders	(407,759)	—	—
Principal payments on long-term debt	(2,714,867)	(1,295,575)	(140,558)
Other	(20,353)	(9,030)	247
Net cash flows provided by (used in) financing activities	2,920,166	(958,934)	(311,204)
Net cash flows	344,640	(213,149)	(39,975)

The following table sets forth the movements in operating assets and liabilities:

	For the year ended December 31,
($ thousands)	2015	2014	2013

Accrued expenses	(170,381)	(474)	14,706
Income taxes payable	(160,299)	29,148	(3,370)
Other current assets	(73,059)	(13,175)	(11,045)
Accounts payable	(53,762)	(20,184)	(43,098)
Jackpot liabilities	(35,188)	—	—
Employee compensation	(29,828)	(8,621)	2,355
Deferred revenue	(22,116)	(25,911)	28,951
Taxes other than income taxes	(17,507)	(4,413)	(1,238)
Other non-current liabilities	(4,629)	5,676	7,385
Provisions	(2,782)	(1,152)	(2,671)
Non-current financial liabilities	(797)	4,323	(2,300)
Inventories	72	3,620	19,084
Advance billings	223	7,020	(4,145)
Other	3,476	(29)	(2,686)
Current financial liabilities	6,541	(33,100)	6,266
Advance payments from customers	11,286	1,181	(39,451)
Other current liabilities	11,703	56,428	5,960
Current financial assets	18,758	(2,108)	(3,510)
Other non-current assets	49,193	4,510	47,110
Accrued interest payable	52,139	1,903	15,933
Non-current financial assets	80,272	(649)	(383)
Trade and other receivables	83,218	171,258	(164,135)
Net cash flows	(253,467)	175,251	(130,282)

Analysis of Cash Flows

Net Cash Flows From Operating Activities

During 2015, we generated $786 million of net cash flows from operating activities, a decrease of $279.9 million compared to the same period in 2014, principally due to the payment of transaction costs and pre-acquisition liabilities related to the acquisition of IGT, along with an increase in interest payments on debt incurred to finance the acquisition of IGT.

During 2014, we generated $1.066 billion of net cash flows from operating activities, an increase of $332.4 million compared to the same period in 2013, principally due to a decrease in Lottery receivables within the Italy segment primarily due to factoring and a decrease in sales compared to 2013.

Net Cash Flows Used In Investing Activities

During 2015, 2014, and 2013, we used $3.4 billion, $320.1 million, and $462.3 million, respectively, of net cash flows in investing activities.

Investing activities for the year ended December 31, 2015

•                  We invested $3.2 billion to acquire IGT;

•                  We invested $402.6 million in capital expenditures, further details of which follow;

•                  We received $230.6 million, net from the sale of various assets including our Las Vegas campus, certain jackpot annuities and other assets.

Investing activities for the year ended December 31, 2014

•                  We invested $335.2 million in capital expenditures, further details of which follow.

Investing activities for the year ended December 31, 2013

•                  We invested $476.7 million in capital expenditures, further details of which follow.

Net cash flows used in Financing Activities

During 2015, 2014, and 2013, net cash flows provided by (used in) financing activities were $2.9 billion, ($958.9) million, and ($311.2) million, respectively.

Financing activities for the year ended December 31, 2015

•                  We borrowed $6.5 billion in connection with the acquisition of IGT;

•                  We paid $29.2 million of dividends and returned $30.6 million of capital to non-controlling shareholders;

•                  We paid $51.4 million of fees related to our 364-day senior bridge term loan credit facility we entered into in July 2014 in connection with our planned acquisition of IGT;

•                  We paid a make whole and fees totaling $79.5 million in connection with the redemption of a portion of the Capital Securities;

•                  We paid $84.9 million in debt issuance costs in connection with Senior Unsecured Notes issued in connection with the acquisition of IGT;

•                  We paid dividends of $209.6 million to shareholders;

•                  We made payments to withdrawing shareholders of $407.8 million;

•                  We made principal payments on long-term debt of $2.7 billion, principally composed of the following:

•                  Early redemption of $796.4 million of Capital Securities;

•                  Net payments of $716.7 million on Revolving Credit Facilities;

•                  Payment of $585 million on legacy IGT facilities;

•                  Early redemption of $439 million of 5.350% Senior Secured Notes due October 2023;

•                  Early redemption of $175.9 million of 5.50% Senior Secured Notes due June 2020.

Financing activities for the year ended December 31, 2014

•                  We made net payments on long-term debt of $398.5 million. In November 2014, we entered into a senior facilities agreement (“RCF Senior Facilities Agreement”) with a syndicate of financial institutions that, as amended, provides for a $1.8 billion multicurrency revolving credit facility for IGT PLC and IGT Global Solutions Corporation and a €1,050 million multicurrency revolving credit facility for IGT PLC and Lottomatica Holding S.r.l. (collectively the “Revolving Credit Facilities”). With proceeds from the Revolving Credit Facilities, we repaid outstanding amounts due under our prior senior facilities agreement and the redemption price of the Legacy GTECH 2016 Notes due 2016, in November 2014 and December 2014, respectively;

•                  We paid dividends of $177.6 million (€130.5 million; €0.75 per share) to shareholders for calendar 2013 results;

•                  In connection with the redemption of the Legacy GTECH 2016 Notes due 2016, we paid a $88.6 million tender premium to note holders;

•                  In March 2014, we acquired from UniCredit S.p.A. (“UniCredit”), through the exercise of a call option, the entire 12.5% interest held by UniCredit in SW Holding S.p.A. (“SW”) for cash consideration of $99.7 million, including transaction costs. In 2010, through its investment in SW, UniCredit had made an indirect equity investment in Lotterie Nazionali S.r.l. (“LN”), a majority-owned IGT PLC subsidiary that holds an instant ticket concession license in Italy. IGT PLC’s direct and indirect ownership in LN increased from 51.5% to 64% as a result of the buyout of UniCredit’s interest;

•                  We returned $74.4 million of capital and paid $45.6 million of dividends to non-controlling shareholders;

•                  We paid $64.0 million of fees related to our 364-day senior bridge term loan credit facility we entered into in July 2014 in connection with our acquisition of IGT;

•                  We paid $53.2 million to purchase 2,183,503 shares of our Company’s stock.

Financing activities for the year ended December 31, 2013

•                  We paid dividends of $163.8 million (€125.9 million; €0.73 per share) to shareholders for calendar 2012 results;

•                  We returned $52.2 million of capital and paid $44.3 million of dividends to non-controlling shareholders;

•                  We received capital contributions of $95.2 million from our partners in Northstar New Jersey Lottery Group, LLC and Northstar Lottery Group, LLC.

Capital Expenditures

Capital expenditures are principally composed of investments for the period in systems, equipment and other assets related to contracts, property, plant and equipment, intangible assets, other assets and investments in associates as shown in our cash flow statement. The table below sets forth a breakdown of total capital expenditures for the periods indicated:

	For the year ended December 31,
($ thousands)	2015	2014	2013

Operating Segments
North America Gaming and Interactive	(92,673)	(32,065)	(20,970)
North America Lottery	(141,514)	(111,325)	(217,978)
International	(94,643)	(69,587)	(71,798)
Italy	(62,186)	(118,749)	(164,408)
	(391,016)	(331,726)	(475,154)

Corporate Support	(11,618)	(3,494)	(1,551)
	(402,634)	(335,220)	(476,705)

North America Gaming and Interactive

Capital expenditures for the year ended December 31, 2015 of $92.7 million principally consist of:

•                  Investments in systems, equipment and other assets related to North America contracts of $74.4 million;

•                  Investments in property, plant and equipment of $8.4 million;

•                  Investments in intangible assets of $9.8 million related to interactive offerings.

Capital expenditures for the year ended December 31, 2014 of $32.1 million principally consist of:

•                  Investments in systems, equipment and other assets related to North America contracts of $20 million;

•                  Investments in property, plant and equipment of $5.4 million;

•                  Investments in intangible assets of $6.6 million related to interactive offerings.

Capital expenditures for the year ended December 31, 2013 of $21 million principally consist of:

•                  Investments in systems, equipment and other assets related to North America contracts of $10.5 million;

•                  Investments in property, plant and equipment of $8.4 million;

•                  Investments in intangible assets of $2.1 million related to interactive offerings.

North America Lottery

Capital expenditures for the year ended December 31, 2015 of $141.5 million principally consist of:

•                  Investments in systems, equipment and other assets related to contracts of $86.9 million, including systems and equipment deployed in Missouri, Minnesota and Tennessee;

•                  Investment in Lottery Management Services agreements in Indiana and New Jersey totaling $33.7 million.

Capital expenditures for the year ended December 31, 2014 of $111.3 million principally consist of:

•                  Investments in systems, equipment and other assets related to contracts of $108.5 million including systems and equipment deployed in Colorado, Tennessee, New Jersey, Ontario, Texas and Florida.

Capital expenditures for the year ended December 31, 2013 of $218 million principally consist of:

•                  Investment in systems, equipment and other assets related to contracts of $94.6 million including systems and equipment deployed in California, Indiana, Georgia, Texas, New Jersey, Illinois, Rhode Island and New York;

•                  Investments in other assets of $120 million related to the upfront payment required under the Services Agreement that Northstar New Jersey Lottery Group, LLC signed with the State of New Jersey, Department of the Treasury, Division of Purchase and Property and Division of Lottery in June 2013 to manage a wide range of the lottery’s marketing, sales, and related functions.

International

Capital expenditures for the year ended December 31, 2015 of $94.6 million principally consist of:

•                  Investment in systems, equipment and other assets related to contracts of $86.9 million including systems and equipment deployed in Mexico, Greece, Colombia, the Czech Republic and Jamaica.

Capital expenditures for the year ended December 31, 2014 of $69.6 million principally consist of:

•                  Investments in systems, equipment and other assets related to contracts of $43.7 million including systems and equipment deployed in Trinidad and Tobago, the United Kingdom, Greece, Colombia and Poland;

•                  The May 2014 acquisition of Probability Plc, a mobile gaming solutions company, of which $24.2 million of the $28.5 million purchase price was allocated to the International segment.

Capital expenditures for the year ended December 31, 2013 of $71.8 million principally consist of:

•                  Investments in systems, equipment and other assets related to contracts of $43.5 million including systems and equipment deployed in the United Kingdom, Beijing, China, Slovakia, Costa Rica and Colombia;

•                  An investment of $26.4 million for a 30% share of Yeonama Holdings Co. Limited, a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A., the Greek gaming and football betting operator.

Italy

Capital expenditures for the year ended December 31, 2015 of $62.2 million principally consist of:

•                  Investments in intangible assets of $28.1 million principally related to software and concessions and licenses;

•                  Investments in systems, equipment and other assets related to contracts of $22.4 million principally for Machine Gaming, Lotto and Sports Betting;

•                  Acquisitions of $9.8 million.

Capital expenditures for the year ended December 31, 2014 of $118.7 million principally consist of:

•                  Investments in systems, equipment and other assets related to contracts of $78.9 million principally related to the expansion of systems in Machine Gaming, Sports Betting and Lotto;

•                  Investments in intangible assets of $25.3 million principally related to software and concessions and licenses;

•                  The May 2014 acquisition of Probability Plc, a mobile gaming solutions company, of which $4.3 million of the purchase price of $28.5 million was allocated to the Italy segment.

Capital expenditures for the year ended December 31, 2013 of $164.4 million principally consist of:

•                  Investments in systems, equipment and other assets related to contracts of $95.8 million principally for Machine Gaming, Lotto and Sports Betting;

•                  Investments in intangible assets of $54.8 million principally related to sports betting rights, concessions and licenses and software.

Credit Facilities and Indebtedness

	December 31,
$ thousands	2015	2014
6.250% Senior Secured Notes due 2022	1,468,875	—
6.500% Senior Secured Notes due 2025	1,084,249	—
4.750% Senior Secured Notes due 2023	912,418	—
4.125% Senior Secured Notes due 2020	752,212	—
5.625% Senior Secured Notes due 2020	592,245	—
Senior Secured Notes	4,809,999	—

6.625% Senior Secured Notes due 2018	533,915	590,557
4.750% Senior Secured Notes due 2020	520,649	575,270
Legacy GTECH Notes	1,054,564	1,165,827

7.500% Senior Secured Notes due 2019	530,009	—
5.500% Senior Secured Notes due 2020	126,833	—
5.350% Senior Secured Notes due 2023	61,303	—
Legacy IGT Notes	718,145	—

Term Loan Facilities due 2019	866,785	—
Revolving Credit Facilities due 2019	834,968	876,505
Capital Securities due 2066	49,472	54,975
Other	80	1,764
Long-term debt, less current portion	8,334,013	2,099,071

Current portion of long-term debt	160	849,600
Short-term borrowings	—	10,800
Total Debt	8,334,173	2,959,471

Senior Secured Notes

In April 2015, IGT PLC issued five series of senior secured notes (the “Senior Secured Notes”). The original principal amounts of and the proceeds received by IGT PLC from the issuance of the Senior Secured Notes were as follows (in thousands):

Senior Secured Notes	Original Principal Amount	Proceeds (in U.S. Dollars)	Effective Interest Rate
6.250% Senior Secured Notes due 2022	$1,500,000	1,500,000	6.52%
6.500% Senior Secured Notes due 2025	$1,100,000	1,100,000	6.71%
4.750% Senior Secured Notes due 2023	€850,000	919,190	4.98%
4.125% senior secured notes due 2020	€700,000	756,980	4.47%
5.625% Senior Secured Notes due 2020	$600,000	600,000	5.98%
Total proceeds		4,876,170

Principal amounts in euro were converted to U.S. dollars using the exchange rate in effect on April 7, 2015.

IGT PLC used the net proceeds from the issuance of the Senior Secured Notes to fund the cash portion of the merger consideration for the Subsidiary Merger and to pay certain costs associated with the Mergers.

Interest on the Senior Secured Notes at the rates per annum set forth in the table above is payable semi-annually in arrears.

The Senior Secured Notes are rated Ba2 and BB+ by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), respectively.

The Senior Secured Notes are guaranteed by certain subsidiaries of IGT PLC and are secured by certain assets of IGT PLC and its subsidiaries.

IGT PLC may redeem the Senior Secured Notes in whole or in part at any time prior to certain specified dates that range from November 15, 2019 through August 15, 2024 at 100% of their principal amount together with accrued and unpaid interest plus an applicable “make whole” premium. After such dates, IGT PLC may redeem the Senior Secured Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. IGT PLC may also redeem the Senior Secured Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. In addition, upon the occurrence of certain events, IGT PLC will be required to offer to repurchase all of the Senior Secured Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest.

The Senior Secured Notes contain customary covenants and events of default. As of December 31, 2015, IGT PLC was in compliance with all of the covenants.

Legacy GTECH Notes

In December 2010, GTECH S.p.A. (“GTECH”), issued €500 million ($544.4 million at the December 31, 2015 exchange rate) of 5.375% senior notes due 2018 (the “Legacy GTECH 2018 Notes”) and in December 2012, GTECH issued €500 million ($544.4 million at the December 31, 2015 exchange rate) of 3.500% senior notes due 2020 (the “Legacy GTECH 2020 Notes” and together with the Legacy GTECH 2018 Notes, the “Legacy GTECH Notes”).

In October 2014, GTECH solicited the holders of the Legacy GTECH Notes to approve proposals by extraordinary resolutions to: (1) approve the Holdco Merger and certain related transactions generally and in accordance with and for the purposes of any applicable statutory or court creditor process, (2) agree that no put event was deemed to occur as a result of or in connection with the Holdco Merger and such related transactions and (3) waive any and all events of default, potential events of default and any other breach of the conditions of the Legacy GTECH Notes that had been, were or may have been, within the period of 12 months from the passing of the extraordinary resolutions, triggered by or in connection with the Holdco Merger or such related transactions. In November 2014, holders of the requisite principal amounts of the Legacy GTECH Notes passed extraordinary resolutions approving the proposals. GTECH paid an aggregate of $39 million (€31.3 million) in consent fees to the relevant holders of the Legacy GTECH Notes in connection therewith.

In January 2015, Moody’s and S&P downgraded the ratings of the Legacy GTECH Notes from Baa3 and BBB- to Ba2 and BB+, respectively. As a result, the interest rate on the Legacy GTECH 2018 Notes was increased to 6.625% per annum effective February 2, 2015 and the interest rate on the Legacy GTECH 2020 Notes was increased to 4.750% per annum effective March 5, 2015. Interest on the Legacy GTECH Notes at such rates is payable annually in arrears. The interest rates on the Legacy GTECH Notes are subject to a 1.25% per annum decrease in the event of an upgrade in their ratings by Moody’s and S&P.

As a result of the Holdco Merger, IGT PLC became the issuer of the Legacy GTECH Notes.

The Legacy GTECH Notes are guaranteed by certain subsidiaries of IGT PLC and are secured by certain assets of IGT PLC and its subsidiaries.

IGT PLC may redeem the Legacy GTECH Notes in whole but not in part, at the greater of:

•                  100% of their principal amount together with any accrued and unpaid interest, or

•                  at an amount specified in the terms and conditions of the Legacy GTECH Notes.

IGT PLC may also redeem the Legacy GTECH Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. In addition, upon the occurrence of certain events, IGT PLC may be required to redeem the Legacy GTECH Notes in whole or in part at 100% of their principal amount plus accrued and unpaid interest.

At December 31, 2015, the effective interest rate on the legacy GTECH Notes due 2018 and Legacy GTECH Notes due 2020 was 7.74% and 6.00%, respectively. At December 31, 2014, the effective interest rate on the legacy GTECH Notes due 2018 and Legacy GTECH Notes due 2020 was 5.59% and 3.76%, respectively.

The Legacy GTECH Notes contain customary covenants and events of default. As of December 31, 2015 and 2014, IGT PLC was in compliance with all of the covenants.

Legacy IGT Notes

In June 2009, International Game Technology, a Nevada corporation (“IGT”), issued $500 million 7.500% senior notes due 2019 (the “Legacy IGT 2019 Notes”), in June 2010, IGT issued $300 million 5.500% senior notes due 2020 (the “Legacy IGT 2020 Notes”) and in September 2013, IGT issued $500 million 5.350% senior notes due 2023 (the “Legacy IGT 2023 Notes” and together with the Legacy IGT 2019 Notes and the Legacy IGT 2020 Notes, the “Legacy IGT Notes”).

As a result of the change in control of IGT which occurred as a result of the Subsidiary Merger, IGT was required to offer to purchase the Legacy IGT 2020 Notes and the Legacy IGT 2023 Notes for a purchase price equal to 101% of the principal plus any accrued and unpaid interest. In April 2015, IGT made the required offers to purchase and solicited the consent of the holders of the Legacy IGT 2020 Notes and the Legacy IGT 2023 Notes to an amendment to the financial reporting covenant of the Legacy IGT 2020 Notes and the Legacy IGT 2023 Notes. In May 2015, holders of $175.9 million of the Legacy IGT 2020 Notes tendered their notes for purchase and holders of $439.4 million of the Legacy IGT 2023 Notes tendered their notes for purchase and requisite holders of the Legacy IGT 2020 Notes and the Legacy IGT 2023 Notes consented to the amendment. IGT accepted all of the Legacy IGT 2020 Notes and all of the Legacy IGT 2023 Notes tendered for purchase and paid an aggregate of $621.4 million to the relevant holders of the Legacy IGT 2020 Notes and the Legacy IGT 2023 Notes in connection therewith.

Interest on the Legacy IGT Notes at the rates per annum set forth in the table above is payable semi-annually in arrears.

The Legacy IGT Notes were rated Ba2 and BB+ by Moody’s and S&P, respectively, at December 31, 2015.

The Legacy IGT Notes are guaranteed by IGT PLC and certain of its subsidiaries and are secured by certain assets of IGT and its subsidiaries.

IGT may redeem the Legacy IGT Notes in whole but not in part, at the greater of:

•                  100% of their principal amount together with any accrued, and

•                  unpaid interest and a make-whole premium.

In addition, upon the occurrence of certain events, IGT will be required to offer to repurchase all of the Legacy IGT Notes at a price equal to 100% of their principal amount and accrued and unpaid interest.

At December 31, 2015, the effective interest rate on the Legacy IGT 2019 Notes, Legacy IGT 2020 Notes and Legacy IGT 2023 Notes was 5.67%, 4.88% and 5.47%, respectively.

The Legacy IGT Notes contain customary covenants and events of default. As of December 31, 2015, IGT was in compliance with all of the covenants.

Term Loan Facilities

In January 2015, GTECH entered into a senior term loan facilities agreement (“TLF Senior Facilities Agreement”) with a syndicate of financial institutions that provides for two (2) €400 million ($435.5 million at the December 31, 2015 exchange rate) term loan facilities maturing in 2019 (the “Term Loan Facilities”). Upon the completion of the Holdco Merger, IGT PLC became the borrower under one of the Term Loan Facilities and a subsidiary of IGT PLC became the borrower under the other of the Term Loan Facilities.

IGT PLC used the proceeds of the Term Loan Facilities to repay borrowings under the Revolving Credit Facilities (as defined below).

Interest on the Term Loan Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on IGT PLC’s long-term ratings by Moody’s and S&P. At December 31, 2015, the effective interest rate on the Term Loan Facilities was 1.9%.

The Term Loan Facilities are guaranteed by IGT PLC and certain of its subsidiaries and are secured by certain assets of IGT PLC and its subsidiaries.

Upon the occurrence of certain events, the borrowers may be required to prepay the Term Loan Facilities in full. The TLF Senior Facilities Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. As of December 31, 2015, the borrowers under the Term Loan Facilities were in compliance with all of the covenants.

Revolving Credit Facilities

In November 2014, GTECH and IGT Global Solutions Corporation entered into a senior facilities agreement (“RCF Senior Facilities Agreement”) with a syndicate of financial institutions that provided for the following multi-currency revolving credit facilities (the “Revolving Credit Facilities”):

Maximum
Borrowing
Available	Facility	Borrower
$1,800,000	Revolving Credit Facility A	IGT PLC, IGT and IGT Global Solutions Corporation

€1,050,000	Revolving Credit Facility B	IGT PLC and Lottomatica Holding S.r.l.

In April 2015, the RCF Senior Facilities Agreement was amended to increase the maximum principal amount of Revolving Credit Facility A from $1.5 billion to $1.8 billion and Revolving Credit Facility B from €850 million ($925.4 million at the December 31, 2015 exchange rate) to €1.05 billion ($1.14 billion at the December 31, 2015 exchange rate).

The borrowers may utilize the Revolving Credit Facilities for letters of credit up to certain sub-limits and Revolving Credit Facility A for U.S. dollar swingline loans.

Proceeds from the Revolving Credit Facilities may be used for general corporate purposes. In 2014, the borrowers used proceeds from the Revolving Credit Facilities to repay amounts borrowed under a prior senior facilities agreement and to pay the redemption price of the Legacy GTECH 2016 Notes (as defined below). In 2015, the borrowers used the proceeds from the Revolving Credit Facilities to fund the cash portion of the merger consideration for the Subsidiary Merger, to repay amounts borrowed by IGT under a prior revolving credit facility agreement and to pay the purchase price of the Legacy IGT 2020 Notes and the Legacy IGT 2023 notes tendered for purchase and the associated consent fees.

Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on IGT PLC’s long-term ratings by Moody’s and S&P. At December 31, 2015 and 2014, the effective interest rate on the Revolving Credit Facilities was 2.2% and 1.78%, respectively.

The RCF Senior Facilities Agreement provides that the following fees (which are recorded as interest expense) are payable quarterly in arrears:

•                  Commitment fees — payable on the undrawn and un-cancelled amount of the Revolving Credit Facilities depending on IGT PLC’s long-term ratings by Moody’s and S&P. The applicable rate was 0.725% at December 31, 2015.

•                  Utilization fees — payable on the aggregate amount of the Revolving Credit Facilities at a rate determined upon such drawn amount. The applicable rate was 0.30% at December 31, 2015.

The Revolving Credit Facilities are guaranteed by IGT PLC and certain of its subsidiaries and are secured by certain assets of IGT PLC and its subsidiaries.

Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments.

The RCF Senior Facilities Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. As of December 31, 2015, the borrowers under the Revolving Credit Facilities were in compliance with all of the covenants.

Capital Securities

In May 2006, GTECH issued subordinated interest-deferrable Capital Securities due 2066 (the “Capital Securities”).

In December 2014, GTECH invited the holders of the Capital Securities to: (1) tender the Capital Securities for purchase by GTECH and (2) approve proposals by extraordinary resolutions to (a) acknowledge that a condition of the Capital Securities did not apply to the offer to purchase the Capital Securities and (b) approve certain amendments to the conditions of the Capital Securities. In January 2015, holders of the Capital Securities tendered $796.4 million (€704.5 million) of the Capital Securities for purchase by GTECH and holders of the requisite principal amount of the Capital Securities passed extraordinary resolutions approving the proposals. GTECH purchased all of the Capital Securities tendered for purchase and paid an aggregate of $869.8 million (€816.9 million) in consideration to the relevant holders of the Capital Securities in connection therewith.

Interest on the Capital Securities at the rate of 8.250% is payable annually through March 31, 2016 and a variable rate of EURIBOR plus 5.050% payable semi-annually thereafter.

As a result of the Holdco Merger, IGT PLC became the issuer of the Capital Securities.

The Capital Securities were rated B1 and B+ by Moody’s and S&P, respectively, at December 31, 2015.

IGT PLC may redeem the Capital Securities in whole but not in part at 100% of their principal amount together with accrued and unpaid interest and certain other amounts on March 31, 2016 and any interest payment date thereafter. IGT PLC may also redeem the Capital Securities in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events.

On March 31, 2016, after the close of 2015, IGT PLC redeemed the Capital Securities in full at par.

Legacy GTECH Notes due 2016

In December 2009, GTECH issued €750 million ($816.5 million at the December 31, 2015 exchange rate) of 5.375% senior notes due 2016 (the “Legacy GTECH 2016 Notes”). The Legacy GTECH 2016 Notes were rated Baa3 and BBB- by Moody’s and S&P, respectively, and were guaranteed by certain subsidiaries of GTECH. In December 2014, GTECH redeemed the Legacy GTECH 2016 Notes. In connection with the redemption, GTECH paid an aggregate $88.6 million make-whole premium to the holders of the Legacy GTECH 2016 Notes and wrote off unamortized debt issuance costs of $3.2 million. GTECH also held $150 million notional amount of interest rate swaps, which were designated as hedges of fixed interest rates on the Legacy GTECH 2016 Notes, which were settled in December 2014 in connection with the redemption, resulting in a $10.1 million gain.

Bridge Facility

In July 2014, in connection with GTECH’s planned acquisition of IGT, GTECH obtained a commitment from affiliates of Credit Suisse AG, Barclays PLC and Citigroup Inc. to fund a 364-day senior bridge term loan credit facility (the “Bridge Facility”) in an aggregate principal amount of approximately $10.7 billion, of which approximately 45% was denominated in euros and approximately 55% of which was denominated in U.S. dollars. The proceeds of the Bridge Facility were to be used to fund the cash portion of the merger consideration of the Subsidiary merger, to pay transaction expenses, to redeem or refinance the Legacy GTECH Notes, the Legacy IGT Notes, the Capital Securities and the Legacy GTECH 2016 Notes, to the extent applicable, and to pay the shareholders of GTECH exercising rescission rights.

In connection with the Bridge Facility commitment, GTECH incurred fees of $80.5 million (€59.1 million), which were payable in full upon the earliest occurrence of certain events set forth in the related agreements, including, among others, the closing of the acquisition of IGT or the date the Bridge Facility terminated in accordance with its terms. The fees of $80.5 million (€59.1 million) were recorded within current financial liabilities, with an offsetting entry in other current assets on the consolidated statements of financial position. The cost deferred in other current assets was being amortized to interest expense over the estimated duration of the Bridge Facility (11½ months beginning July 15, 2014 based on the applicable commitment amounts). In addition, a daily ticking fee accrued on the aggregate amount of the commitments in respect of the Bridge Facility during the period from and including July 15, 2014, to but excluding the date upon which the Bridge Facility was terminated, at a rate equal to 0.25% per annum. The ticking fee was payable in full on the earlier of (1) termination or expiration of the commitment letter and (2) the closing of the acquisition of IGT. The ticking fee was recorded as interest expense in the consolidated income statement and accrued within current financial liabilities on the consolidated statements of financial position. On December 12, 2014, in accordance with the terms of the Bridge Facility, the Company incurred additional fees of approximately $31.1 million which were recorded within other current liabilities and other current assets to be amortized over the remaining estimated duration of the Bridge Facility. In 2015 and 2014, the Company recorded $23.8 million and $47.6 million of interest expense, respectively, relating to the Bridge Facility.

In February 2015, the Bridge Facility commitment was terminated and unamortized bridge fees of $34.5 million were recorded to other expense in the consolidated income statement.

Other Credit Facilities

IGT PLC and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2015 and 2014, there were no borrowings under these facilities.

Letters of Credit

IGT PLC and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted letter of credit facilities made available by several financial institutions. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2015 and 2014 and the weighted average annual cost of such letters of credit:

	Letters of Credit Outstanding
	Not under the	Under the		Weighted
	Revolving Credit	Revolving Credit		Average
($ thousands)	Facilities	Facilities	Total	Annual Cost
December 31, 2015	711,365	—	711,365	0.97%
December 31, 2014	796,397	—	796,397	0.94%

C.                         Research and Development, Patents and Licenses, etc.

Research and development (“R&D”) costs incurred prior to technological feasibility are expensed as incurred. R&D costs include salaries and benefits, stock-based compensation, consultants, facilities related costs, material costs, depreciation and travel. Material software development costs incurred subsequent to establishing technological feasibility through the general release of products are capitalized. Technological feasibility is demonstrated by the completion of a detailed program design or working model, if no program design is completed. Software development costs to be used only for services provided to customers are capitalized as internal-use software and amortized over their useful life to costs of revenue. Development costs specific to customer contracts are capitalized and amortized over the products’ estimated economic life as costs of revenue.

Costs incurred in the development of the Company’s externally-sold software products are expensed as incurred, except certain software development costs eligible for capitalization. Software development costs incurred subsequent to establishing technological feasibility and through the general release of the software products are capitalized. Technological feasibility is demonstrated by the completion of a detailed program design or working model, if no program design is completed. Capitalized costs are amortized to cost of product sales over the products’ estimated economic life.

We devote substantial resources on research and development and incurred $277.4 million, $108.2 million and $104.8 million of related expenses in 2015, 2014 and 2013, respectively.

D.                         Trend Information

See “Item 5. Operating and Financial Review — A. Operating Results” and “Item 5. Operating and Financial Review — B. Liquidity and Capital Resources.”

E.                         Off-Balance Sheet Arrangements

We have the following off-balance sheet arrangements:

Performance and other bonds

In connection with certain contracts and procurements, we have been required to deliver performance bonds for the benefit of customers and bid and litigation bonds for the benefit of potential customers, respectively. These bonds, on which customers and potential customers have never made a claim, give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contract. The following table provides information related to potential commitments for bonds outstanding at December 31, 2015:

($ thousands)	Total bonds

Performance bonds	474,724
Litigation bonds	37,084
All other bonds	19,254
531,062

Loxley GTECH Technology Co., LTD guarantee

We have a 49% interest in Loxley GTECH Technology Co., LTD (“LGT”), which is accounted for as an asset held for sale with a de minimis value. LGT is a joint venture that was formed to provide an online lottery system in Thailand.

The Company has guaranteed, along with the 51% shareholder in LGT, performance bonds provided to LGT by an unrelated commercial lender. The performance bonds relate to LGT’s performance under the July 2005 contract between the Government Lottery Office of Thailand and LGT should such contract become operational. The Company is jointly and severally liable with the other shareholder in LGT for this guarantee. There is no scheduled termination date for the Company’s guarantee obligation. The maximum liability under the guarantee is Baht 375 million ($10.4 million). At December 31, 2015, the Company does not have any obligation related to this guarantee because the July 2005 contract to provide the online lottery system is not in operation due to continuing political instability in Thailand.

Commonwealth of Pennsylvania indemnification

We will indemnify the Commonwealth of Pennsylvania and any related state agencies for claims made relating to the state’s approval of IGT Global Solutions Corporation’s manufacturer’s license in the Commonwealth of Pennsylvania.

F.             Tabular Disclosure of Contractual Obligations

The following table summarizes payments due under our significant contractual commitments as of December 31, 2015:

	Payments by calendar year
$ thousands						2021 and
Description	2016	2017	2018	2019	2020	thereafter	Total

6.25% Senior Secured Notes due 2022	—	—	—	—	—	1,500,000	1,500,000
6.50% Senior Secured Notes due 2025	—	—	—	—	—	1,100,000	1,100,000
4.75% Senior Secured Notes due 2023	—	—	—	—	—	925,395	925,395
4.125% Senior Secured Notes due 2020	—	—	—	—	762,090	—	762,090
5.625% Senior Secured Notes due 2020	—	—	—	—	600,000	—	600,000
Total Senior Secured Notes	—	—	—	—	1,362,090	3,525,395	4,887,485

6.625% Senior Secured Notes due 2018	—	—	544,350	—	—	—	544,350
4.75% Senior Secured Notes due 2020	—	—	—	—	544,350	—	544,350
Legacy GTECH Notes	—	—	544,350	—	544,350	—	1,088,700

7.5% Senior Secured Notes due 2019	—	—	—	500,000	—	—	500,000
5.5% senior Secured Notes due 2020	—	—	—	—	124,143	—	124,143
5.35% Senior Secured Notes due 2023	—	—	—	—	—	60,567	60,567
Legacy IGT Notes	—	—	—	500,000	124,143	60,567	684,710

Term Loan Facilities due 2019	—	—	—	870,960	—	—	870,960
Revolving Credit Facilities due 2019	—	—	—	855,480	—	—	855,480
Capital Securities due March 2066 (1)	—	—	—	—	—	49,530	49,530
Other	160	80	—	—	—	—	240
Total Debt (2)	160	80	544,350	2,226,440	2,030,583	3,635,492	8,437,105

Capital Leases (3)	13,874	13,772	6,992	6,664	5,862	14,526	61,690
Operating leases (4)	71,684	44,645	37,247	30,135	23,276	77,426	284,413
Total	85,718	58,497	588,589	2,263,239	2,059,721	3,727,444	8,783,208

(1)          The Company redeemed the Capital Securities at par on March 31, 2016.

(2)          Amounts presented relate to the principal amount of Long-term debt and exclude the related interest expense that will be paid when due, fair value adjustments, discounts, premiums and loan origination fees. See the table below for a reconciliation of the amounts presented to the amounts on the Consolidated Balance Sheet included in this report.

(3)          Capital leases consist principally of our operating headquarters facility in Providence, Rhode Island and communications equipment and point of sale equipment used in our business. The amounts presented include the interest component of the payments to the counterparties.

(4)          Operating lease obligations principally relate to leases for facilities and equipment used in our business. The amounts reported above include the minimum rental and payment commitments due under such leases.

The long-term debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2015 Consolidated Balance Sheets as follows:

	December 31, 2015
		Debt
$ thousands	Principal	issuance cost	Premium	Swap	Total
6.250% Senior Secured Notes due 2022	1,500,000	(20,610)	—	(10,515)	1,468,875
6.500% Senior Secured Notes due 2025	1,100,000	(15,751)	—	—	1,084,249
4.750% Senior Secured Notes due 2023	925,395	(12,977)	—	—	912,418
4.125% Senior Secured Notes due 2020	762,090	(9,878)	—	—	752,212
5.625% Senior Secured Notes due 2020	600,000	(7,755)	—	—	592,245
Senior Secured Notes	4,887,485	(66,971)	—	(10,515)	4,809,999

6.625% Senior Secured Notes due 2018	544,350	(10,435)	—	—	533,915
4.75% Senior Secured Notes due 2020	544,350	(23,701)	—	—	520,649
Legacy GTECH Notes	1,088,700	(34,136)	—	—	1,054,564

7.5% Senior Secured Notes due 2019	500,000	—	28,345	1,664	530,009
5.5% Senior Secured Notes due 2020	124,143	—	3,034	(344)	126,833
5.35% Senior Secured Notes due 2023	60,567	—	736	—	61,303
Legacy IGT Notes	684,710	—	32,115	1,320	718,145

Term Loan Facilities due 2019	870,960	(4,175)	—	—	866,785
Revolving Credit Facilities due 2019	855,480	(20,512)	—	—	834,968
Capital Securities due March 2066	49,530	(58)	—	—	49,472
Other	240	—	—	—	240
Total Debt	8,437,105	(125,852)	32,115	(9,195)	8,334,173

G.                        Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This annual report includes forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT PLC and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT PLC as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside IGT PLC’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the possibility that the businesses of International Game Technology and GTECH will not be integrated successfully or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected, or that the Company will incur unanticipated costs in connection with the integration; the possibility that the Company will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; the possibility that the Company may not obtain its anticipated financial results in one or more future periods; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise; unanticipated changes relating to competitive factors in the industries in which the Company operates; the Company’s ability to hire and retain key personnel; the impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; the Company’s ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the Company; international, national or local economic, social or political conditions that could adversely affect the Company or its customers; conditions in the credit markets; risks associated with assumptions the Company makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in “Item 3. Key Information—D. Risk Factors” and other documents filed from time to time with the SEC. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. Nothing in this annual report is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per IGT PLC share for the current or any future financial years will necessarily match or exceed the historical published earnings per IGT PLC share, as applicable. All forward-looking statements contained in this annual report are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to IGT PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Item 6.                 Directors, Senior Management and Employees

A.            Directors and Senior Management

The board of directors of the Company currently consists of 12 directors, each of whom was elected upon effectiveness of the Mergers on April 7, 2015.  Tracey Weber, who was also elected upon effectiveness of the Mergers, resigned as a director, effective March 16, 2016, so that the board is currently comprised of 12 members.  Seven of the current directors were determined by the board to be independent under the listing standards and rules of the NYSE, as required by the IGT PLC Articles.  For a director to be independent under the listing standards of the NYSE, the board of directors must affirmatively determine that the director has no material relationship with IGT PLC (either directly or as a partner, stockholder or officer of an organization that has a relationship with IGT PLC).  Our board of directors has made an affirmative determination that the members of the board so designated in the table below meet the standards for “independence” set forth in our Corporate Governance Guidelines and applicable NYSE rules.  The IGT PLC Articles memorialize our agreement in the Merger Agreement that for as long as the Company’s ordinary shares are listed on the NYSE, the Company will comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Company is a foreign private issuer.

As of April 29, 2016, our directors and certain senior managers are as set forth below:

Name	Position with IGT PLC
Philip G. Satre	Chairman of the Board; Director (Independent)
Patti S. Hart	Vice-Chairman of the Board; Director
Lorenzo Pellicioli	Vice-Chairman of the Board; Director
Paget L. Alves	Director (Independent)
Paolo Ceretti	Director
Alberto Dessy	Director (Independent)
Marco Drago	Director
Sir Jeremy Hanley	Director (Independent)
James F. McCann	Director (Independent)
Vincent L. Sadusky	Director (Independent)
Marco Sala	Director and Chief Executive Officer
Gianmario Tondato da Ruos	Director (Independent)
Renato Ascoli	Chief Executive Officer, North America Gaming/Interactive (DoubleDown Casino)
Walter Bugno	Chief Executive Officer, International
Fabio Cairoli	Chief Executive Officer, Italy
Michael Chambrello	Chief Executive Officer, North America Lottery
Alberto Fornaro	Executive Vice President and Chief Financial Officer
Donald R. Sweitzer (1)	Chairman, IGT Global Solutions Corporation
Robert Vincent	Senior Vice President, Human Resources and Public Affairs

(1) Mr. Sweitzer is a consultant to the Company.

Directors

Name	Age	Biography

Philip G. Satre	66

Philip G. Satre has served as Chairman of the IGT PLC board of directors since the effective time of the Mergers and is a member of the Nominating and Corporate Governance Committee. Prior to the effective time of the Mergers, Mr. Satre served on the International Game Technology board of directors since January 2009 and as independent Chairman since December 2009. Mr. Satre has been a private investor since 2005. Mr. Satre has extensive gaming industry experience having served on the board of directors of Harrah’s Entertainment, Inc. (now Caesars Entertainment Corporation), a provider of branded casino entertainment (“Harrah’s”), from 1988 to 2004 and as Chairman from 1997 to 2004. Between 1980 and 2002, Mr. Satre held various executive management positions at Harrah’s, including Chief Executive Officer, President and Chief Executive Officer of Harrah’s gaming division and Vice President, General Counsel and Secretary. Mr. Satre currently serves on the board of directors of Nordstrom, Inc., The National Automobile Association, the National World War II Museum and as President of the National Center for Responsible Gaming. Mr. Satre previously served on the board of directors of the Stanford University Board of Trustees (2005-2010), Rite Aid Corporation (2005-2011) and NV Energy, Inc. (2005-2013), where he served as Chairman from 2008 to 2013.

Mr. Satre holds a Bachelor of Arts degree in Psychology from Stanford University and a Juris Doctor degree from the University of California at Davis.

Patti S. Hart	60

Patti S. Hart has served as Vice-Chairman of the IGT PLC board of directors since the effective time of the Mergers. Prior to the effective time of the Mergers, Ms. Hart served as Chief Executive Officer of International Game Technology since April 2009 and on the International Game Technology board of directors since June 2006. Ms. Hart also served as President of International Game Technology from April 2009 until July 2011. Prior to joining International Game Technology, Ms. Hart served as the Chairman and Chief Executive Officer of each of Pinnacle Systems Inc. from 2004 to 2005, Excite@Home Inc. from 2001 to 2002, and Telocity Inc. from 1999 to 2001. Ms. Hart also held various positions at Sprint Corporation, including President and Chief Operating Officer, Long Distance Division. Ms. Hart has served on numerous public company boards, including Yahoo! Inc. (2010-2012), LIN TV Corp. (2006-2009), Spansion Inc. (2005-2008), and Korn/Ferry International Inc. (2000-2009). She currently serves on the board of the American Gaming Association.

Ms. Hart earned a Bachelor of Science degree in Business Administration with an emphasis in Marketing and Economics from Illinois State University.

Lorenzo Pellicioli	65

Lorenzo Pellicioli has served as Vice-Chairman of the IGT PLC board of directors since the effective time of the Mergers. Prior to the effective time of the Mergers, Mr. Pellicioli served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors as Chairman from August 2006 to April 2015. Mr. Pellicioli has served as Chief Executive Officer of De

Name	Age	Biography

Agostini S.p.A. since November 2005. Previously, he served as the first President and Chief Executive Officer of Costa Cruise Lines in Miami, a division of the Costa Crociere Group that operates in North America. He was then promoted to Worldwide General Manager of Costa Crociere S.p.A. In the past (2011 and 2010) he served as a director of IDeA Alternative Investments S.p.A. and as Managing Director of DeA Factor S.p.A.

Mr. Pellicioli was also appointed President and Chief Executive Officer of the Compagnie Française de Croisières (Costa-Paquet), a subsidiary of Costa Crociere. He took part in the privatization of SEAT Pagine Gialle and, after the acquisition, he was appointed Chief Executive Officer. Following the sale of SEAT, Pellicioli worked for the Telecom Italia Group as head of the Internet Business Unit. Earlier in his career, he served as General Manager of Advertising Sales and Vice General Manager of Mondadori Periodici (magazines) for the Gruppo Mondadori Espresso, the first Italian publishing group. He was promoted to President and Chief Executive Officer of Manzoni & C. S.p.A, an advertising division of the Group. He has also held various positions in the private sector of Italian television for Manzoni Pubblicità, Publikompass and he was appointed president of Bergamo TV Programmes after starting his career as a journalist for the newspaper Giornale Di Bergamo. Since 2006, he has been a member of the Clinton Global Initiative. He is also a member of the advisory boards of Investitori Associati IV, Wisequity II e Macchine Italia and Palamon Capital Partners. Mr. Pellicioli serves as Chairman of the board of directors of DeA Capital, as a director of Banijay Group SAS and LDH SAS, De Agostini Editore S.p.A., and he is also a member of the Compensation committee and of the Appointments and Corporate Governance committee and director of the board of directors of Assicurazioni Generali S.p.A.

Paget L. Alves	61

Paget L. Alves has served on the IGT PLC board of directors since the effective time of the Mergers and is a member of the Audit Committee and the Compensation Committee. Prior to the effective time of the Mergers, Mr. Alves served on the International Game Technology board of directors since January 2010. He served as Chief Sales Officer of Sprint Corporation, a wireless and wireline communications services provider (“Sprint”), from January 2012 to September 2013 after serving as President of the Business Markets Group since 2009. From 2003 to 2009, Mr. Alves held various positions at Sprint, including President, Sales and Distribution from 2008 to 2009; President, South Region, from 2006 to 2008; Senior Vice President, Enterprise Markets, from 2005 to 2006; and President, Strategic Markets from 2003 to 2005. Between 2000 and 2003, Mr. Alves served as President and Chief Executive Officer of PointOne Telecommunications Inc., and President and Chief Operating Officer of Centennial Communications. He currently serves on the board of directors of Ariel Investments, LLC and Synchrony Financial. Mr. Alves previously served on the board of directors of GTECH Holdings Corporation (2005-2006), and Herman Miller, Inc. (2008-2010).

Mr. Alves earned a Bachelor of Science degree in Industrial and Labor Relations and a Juris Doctor degree from Cornell University.

Name	Age	Biography

Paolo Ceretti	61

Paolo Ceretti has served on the IGT PLC board of directors since the effective time of the Mergers. Prior to the effective time of the Mergers, Mr. Ceretti served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors since 2004. Mr. Ceretti has been General Manager of De Agostini since 2004.

He is also Chief Executive Officer of DeA Capital (De Agostini’s arm in private equity investments and alternative asset management, listed at the Milan Stock Exchange) and De Agostini Editore (Publishing). Mr. Ceretti gained most of his professional experience at Fiat Group, where he held positions of increasing importance at the corporate level (Internal Auditing, Finance) and then in the Financial Services Sector. He then became the Head of Strategic Planning and Development of IFIL (currently EXOR, listed holding company of the Italian Agnelli Group). After assuming responsibility for the Internet B2C sector of Fiat/IFIL in 1999, Mr. Ceretti was appointed Chief Executive Officer of Global Value S.p.A., a Fiat/IBM joint venture in the Information Technology sector. He is currently a member of the board of directors of Banijay Group (TV and multimedia content production), IDeA Capital Funds (asset management), IDeA Fimit (real estate asset management), among other companies.

Alberto Dessy	63

Alberto Dessy has served on the IGT PLC board of directors since the effective time of the Mergers and is a member of the Compensation Committee. Prior to the effective time of the Mergers, Mr. Dessy served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors since 2011. He is currently a Professor at Bocconi University. Mr. Dessy is a Chartered Accountant specialized in corporate finance, particularly the evaluation of companies, trademarks, equity and investments, financial structure, channels and loan instruments, funding for development and in acquisitions and disposals of companies. He has been an expert witness for parties to lawsuits and as an independent expert appointed by the court in various legal disputes. He is currently on the board of directors of Chiorino S.p.A. and has been on the boards of many companies, both listed and unlisted, including Redaelli Tecna S.p.A., Laika Caravans S.p.A., Premuda S.p.A., I.M.A., Milano Centro S.p.A., and DeA Capital S.p.A.

Mr. Dessy graduated from Bocconi University.

Marco Drago	70

Marco Drago has served on the IGT PLC board of directors since the effective time of the Mergers. Prior to the effective time of the Mergers, Mr. Drago served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors since 2002. Since 1997, Mr. Drago has been the Chairman of De Agostini, one of Italy’s largest family-run groups, which he led through an extraordinary phase of development and diversification in new activities, so that nowadays De Agostini Group is operating worldwide, with revenues over €5 billion, an EBITDA of €1.2 billion, and about 12,000 employees in different sectors: lotteries, gaming and services (IGT); media and communications (Atresmedia, Planeta, Banijay Group); Finance (DeA Capital); Real Estate Asset Management (IDeA FIMIT); and insurance (Assicurazioni Generali). Since October 2006, he has also been Chairman of the Board of Partners of B&D, a family limited partnership created to ensure cohesion in share

Name	Age	Biography

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

Sir Jeremy Hanley has served on the IGT PLC board of directors since the effective time of the Mergers and is a member of the Audit Committee. Prior to the effective time of the Mergers, Sir Hanley served on the GTECH Holdings Corporation board from 2001 to 2006. He is a Privy Counsellor and Knight Commander of the Order of St. Michael and St. George. He is also a Chartered Accountant. He has served as a director of London Asia Capital from 2012 to December 2014; Willis Ltd. since March 2008; Parkstone Capital Limited (f/k/a Langbar International Ltd.) from April 2006 to December 2014; and Willis Group Holdings Inc. from April 2006 to January 2016. Sir Hanley also served as a director and audit committee member of Lottomatica Group S.p.A. from April 2008 to April 2011, and served as a member of the advisory board of Blue Hackle Ltd. from February 2006 to January 2011. In addition, he has served on the boards of the Arab-British Chamber of Commerce (1999-2011, chairman of the audit committee); Mountfield Group plc (2008-2009); Onslow Suffolk Ltd (2007-2008, chairman); CSS Stellar plc (2007-2008); ITE Group plc (1998-2008); MTF Ltd (2008-2009); Nymex Europe Ltd. (2008-2009, chairman of audit committee 2005-2007, member of remuneration committee 2005-2007); International Trade & Investment Missions Ltd (1997-2005, chairman); Caylon (f/k/a Credit Lyonnais) (2000-2005); Brain Games Network Ltd (2000-2002, chairman); AdVal Group plc (2000-2003); Christchurch group Ltd. (1997-1998); Brass Tacks Publishing Company (1997-2000); Fields Aircraft Spares, Inc. (1998-1999); and Talal Abu Ghazaleh International (2004-2005).

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

James F. McCann has served on the IGT PLC board of directors since the effective time of the Mergers and is Chair of the Nominating and Corporate Governance Committee. Mr. McCann joined the IGT PLC board of directors in April 2015. He is the Chairman and Chief Executive Officer of 1-800-Flowers.com, Inc., a position he has held since 1976.

Name	Age	Biography

McCann has served as the Chairman of the Board of Directors of Willis Towers Watson since January 4, 2016. Previously he served as Director (2004-2015) and non-executive Chairman (2013-2015) of Willis Group Holdings PLC (“Willis Group”). Prior to serving as the non-executive Chairman of the board of Willis Group, he served as the company’s presiding independent director. McCann also serves as a director for Scott’s Miracle-Gro. He previously served as a director and compensation committee member of Lottomatica S.p.A. (from August 2006 to April 2011), and as a director of Gateway, Inc. and The Boyds Collection, Ltd.

Vincent L. Sadusky	51

Vincent L. Sadusky has served on the IGT PLC board of directors since the effective time of the Mergers and is Chair of the Audit Committee. Prior to the effective time of the Mergers, Mr. Sadusky served on the International Game Technology board of directors since July 2010. He has served as President and Chief Executive Officer of Media General, Inc., one of the nation’s largest multimedia companies, since December 2014, following the company’s merger with LIN Media LLC. Prior to the effective time of the Mergers, Mr. Sadusky served as President and Chief Executive Officer of LIN Media LLC from 2006 to 2014 and was Chief Financial Officer from 2004 to 2006. Prior to joining LIN Media LLC, he held several management positions, including Chief Financial Officer and Treasurer, at Telemundo Communications, Inc. from 1994 to 2004, and from 1987 to 1994, he performed attestation and consulting services with Ernst & Young, LLP. Mr. Sadusky currently serves on the board of directors of Media General, Inc., Hemisphere Media Group, Inc. and NBC Affiliates, to which he was elected Treasurer in 2012. Previously, he served on the Open Mobile Video Coalition, to which he served as President from 2011 until its integration into the National Association of Broadcasters in January 2013. He formerly served on the board of directors of JVB Financial Group, LLC (2001-2011) and Maximum Service Television, Inc. (2006-2011).

Mr. Sadusky earned a Bachelor of Science degree in Accounting from Pennsylvania State University where he was a University Scholar. He earned a Master of Business Administration degree from the New York Institute of Technology.

Marco Sala	57

Marco Sala has served on the IGT PLC board of directors and as Chief Executive Officer of IGT PLC since the effective time of the Mergers. Prior to the effective time of the Mergers, Mr. Sala served as Chief Executive Officer of GTECH S.p.A. (formerly Lottomatica Group) since April 2009. Since joining GTECH S.p.A. as Co-General Manager in 2003, Mr. Sala has been a member of the board of directors. In August 2006, he was appointed Managing Director with responsibility for the Company’s Italian Operations and other European activities. He was named Chief Executive Officer of GTECH S.p.A. in April 2009 with responsibility for overseeing all of the Company’s segments, including the Americas, International, Italy, and Products and Services.

Before joining the Company, he served as Chief Executive Officer of Buffetti, Italy’s leading office equipment and supply retail chain. Prior to Buffetti, Mr. Sala served as Head of the Italian Business Directories Division for SEAT Pagine Gialle. He was later promoted to Head of

Name	Age	Biography

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

Gianmario Tondato da Ruos	56

Gianmario Tondato da Ruos has served on the IGT PLC board of directors since the effective time of the Mergers and is Chair of the Compensation Committee. Prior to the effective time of the Mergers, Mr. Tondato da Ruos served as a Lead Independent Director of GTECH S.p.A. (formerly Lottomatica Group) from 2006 to April 2014. Mr. Tondato da Ruos has served as the Chief Executive Officer of Autogrill S.p.A. since April 2003. He joined Autogrill Group in 2000, and moved to the United States to manage the integration of the North American subsidiary HMSHost and successfully implemented a strategic refocusing on concessions and diversification into new business sectors, distribution channels and geographies.

Mr. Tondato da Ruos is Chairman of HMSHost Corporation, Chairman of World Duty Free S.p.A., and director of World Duty Free Group S.A.U. He has been a director of Autogrill since March 2003, and sits on the advisory board of Rabo Bank (Hollande).

Mr. Tondato da Ruos graduated with a degree in economics from Ca’Foscari University of Venice.

Senior Management

Name		Biography

Renato Ascoli	54

Renato Ascoli, as Chief Executive Officer, North America Gaming/Interactive (DoubleDown Casino) of IGT PLC, is responsible for product development, manufacturing, marketing, and delivery of all of the Company’s gaming offerings. This includes interactive and sports betting, as well as oversight of the DoubleDown Casino online social gaming business.

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

Name		Biography

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

Walter Bugno	56

As Chief Executive Officer, International of IGT PLC, Walter Bugno is responsible for the management and strategic development of the International region. He works directly with IGT PLC’s management teams to implement the Company’s vision through the ongoing delivery of value to customers, shareholders, and employees.

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

Mr. Bugno grew up in Australia and Italy, and has Bachelor of Commerce and Master of Commerce degrees from the University of

Name		Biography

		New South Wales, Australia.

Fabio Cairoli	50

As Chief Executive Officer, Italy of IGT PLC, Fabio Cairoli is responsible for managing all business lines, marketing services, and sales for the Company’s Italian operations. Through his leadership of the largest lottery operator in the world, Mr. Cairoli shares insights and best practices with other organizations in the Company.

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

Mr. Cairoli holds a bachelor’s degree in Economics from the Catholic University in Milan.

Michael Chambrello	58

As Chief Executive Officer, North America Lottery of IGT PLC, Michael Chambrello is responsible for the development and delivery of all lottery technology solutions globally for the Company, as well as the strategic development and management of the lottery business in the U.S. and Canada. In addition, he is also responsible for the global instant ticket printing business.

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

Name		Biography

University Foundation.

Mr. Chambrello earned a Bachelor of Science degree in Economics from Southern Connecticut State University, and attended graduate school at the American University Kogod College of Business in Washington, D.C.

Alberto Fornaro	51

As Executive Vice President and Chief Financial Officer of IGT PLC, Alberto Fornaro is responsible for managing and developing the financial strategy for the Company. He oversees the Finance, Accounting, and Control Organization, which includes making decisions and improving financial strategies to maximize shareholder value and cash flow; providing high-quality financial and management reporting; and ensuring compliance of all fiscal and statutory reporting, and legal matters.

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

He holds a bachelor’s degree in Economics and Banking Sciences from the University of Siena, Italy; a master’s degree in Banking Disciplines from the University of Siena’s Post Graduate School, Italy; and was a Visiting Scholar at the Ph.D. Program in Economics at Columbia University, New York. Mr. Fornaro is licensed as a Certified Public Accountant in Illinois.

Donald R. Sweitzer	68

As Chairman of IGT Global Solutions Corporation, Donald R. Sweitzer is an ambassador for the Company when interacting with global customers, current and potential partners, and government officials. Additionally, Mr. Sweitzer advises IGT PLC’s CEO on government affairs and general business matters.

Prior to becoming Chairman, Mr. Sweitzer served as Senior Vice President of Global Business Development and Public Affairs of GTECH, and was responsible for leading the Company’s efforts to identify and develop new business opportunities in targeted markets, support the expansion of GTECH’s products and services in existing jurisdictions, and continually enhance the Company’s communications

Name		Biography

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

Robert Vincent	62

As the Senior Vice President of Human Resources and Public Affairs of IGT PLC, Robert Vincent is responsible for global organizational development and people management, as well as corporate communications, branding, real estate and facilities. He is also involved in selected business development projects, as well as support activities in compliance, investor relations, marketing communications, and government relations. Additionally, he leads the Company’s corporate social responsibility efforts.

Prior to the effective time of the Mergers, Mr. Vincent had been affiliated with GTECH S.p.A. for more than 20 years, having served as an external consultant; as Vice President of Business Development for Dreamport, GTECH’s former gaming and entertainment subsidiary; and as Senior Vice President of Corporate Affairs for GTECH Corporation.

Before joining the Company, he was a senior partner at RDW Group, a regional advertising and public relations company in Rhode Island. He also held senior policy and administrative positions with Rhode Island-based governments, including the Governor’s Office, Secretary of State’s Office, and the Providence Mayor’s Office. In addition, he has staffed community and government affairs efforts at Brown University in Providence.

Active in the community, Mr. Vincent serves on the Family Services of RI Board of Directors, Hasbro Children’s Hospital Advisory Board, the URI Foundation Executive Committee, the URI Harrington School of Advisory Board and is an Emeritus Trustee of Trinity Repertory Company.

Mr. Vincent received his bachelor’s degree in Political Science from the University of Rhode Island.

In relation to the Mergers, IGT PLC’s controlling shareholders, De Agostini S.p.A. and DeA Partecipazioni S.p.A. (collectively, “De Agostini”) entered into a voting agreement with IGT PLC pursuant to which De Agostini has agreed to vote, for a period of three years following the effectiveness of the Mergers, all of the IGT PLC ordinary shares then owned in favor of any proposal or action so as to effect and preserve the board and executive officer composition of IGT PLC in place immediately following the Mergers.  For more information, see Item 10.C. Material Contracts—Voting Agreement”. There are no familial relationships among any of our Directors or senior managers set forth above.

B. Compensation

Non-Employee Director Compensation

The Company’s compensation policy for Non-Executive Directors is to provide an annual cash retainer for the Chairperson of the Board and for each Non-Executive Director, payable in quarterly tranches as well as a stock award vesting on a yearly basis.

Additional cash retainers are provided for the Non-Executive Directors serving as Chairpersons of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Awards to Non-Executive Directors under the Long Term Incentive Plan (“LTIP”) vest on the basis of time rather than on the basis of performance conditions.

LTIP - Annual Equity Awards for Continuing Non-Executive Directors

On the date of each annual meeting of the Company’s shareholders each Non-Executive Director continuing to serve after that date will automatically be granted an award of restricted share units (“RSUs”).  The number of RSUs covered by each such award will be determined by dividing (1) the Annual Equity Award (being $250,000 for the role of Chairman and $200,000 in respect of other Non-Executive Director roles) grant value by (2) the closing price as of the date of grant (rounded down to the nearest whole unit). Annual equity awards granted to Non-Executive Directors under this policy will vest on the date of the annual meeting of the Company’s shareholders that occurs in the Company’s financial year after the financial year in which the date of grant occurs.

LTIP - Initial Equity Awards for New Non-Executive Directors

For each new Non-Executive Director appointed or elected on any date other than on the date of an annual meeting of the Company’s shareholders at which the Company grants annual equity awards to its non-employee directors, on the date that the new Non-Executive Director first becomes a member of the Board, that new Non-Executive Director will automatically be granted an award of RSUs determined by dividing (1) a prorata portion of the Initial Equity Award (being $250,000 for the role of Chairman and $200,000 in respect of other Non-Executive Director roles) value by (2) the closing price as of that date (rounded down to the nearest whole unit).  The prorata portion of the Initial Equity Award value for purposes of the applicable initial equity award will equal the Annual Equity Award value multiplied by a fraction (not greater than one), the numerator of which is 365 minus the number of calendar days that, as of the particular grant date, had elapsed since the Company’s last annual meeting of shareholders at which annual equity awards were granted by the Company to the Non-Executive Directors, and the denominator of which is 365.

	Chairman	Non- executive director basic fee	Vice Chairpersons	Compensation Committee Chairman	Nominating and Corporate Governance Committee Chairman	Audit Committee Chairman
Fees	$150,000	$100,000	$100,000	$130,000	$120,000	$140,000
LTI	$250,000	$200,000	$200,000	$200,000	$200,000	$200,000

Executive Officer Compensation

Total Compensation

The following table sets forth the approximate compensation paid to our executive officers during 2015, including Marco Sala, Chief Executive Officer, Renato Ascoli, CEO of North America Gaming & Interactive, Michael Chambrello, CEO of North America Lottery, Fabio Cairoli, CEO Italy, Walter Bugno, CEO International, Alberto Fornaro, Chief Financial Officer of IGT and Robert Vincent, SVP of Human Resources & Public Affairs.

Officer Compensation

Name	Salary ($)	Bonus ($)	Equity Awards ($)(1)	Other ($)(2)	Total ($)
Marco Sala, Chief Executive Officer	907,966	2,250,000	6,516,829	2,092,535	11,767,330
Other Executive Officers	3,400,074	5,333,663	5,463,387	3,261,386	17,458,510

(1)         Represents the US GAAP grant date fair value of equity compensation vested during fiscal year 2015.

(2)         Represents the value of health and welfare benefits received by the officers during 2015 (including medical, dental, disability, life insurance, retirement, relocation, tax preparation and retirement benefits).  Also includes car allowances, housing allowances and perquisites.

Equity Compensation

The table below sets forth the stock options relating to IGT PLC shares granted to our executive officers during 2015.

Grants of Stock Options

Name	No. of Options (#)(1)	Exercise Price ($)	Exercise Period	Grant Date
Marco Sala	250,000	$15.53	2018 -2022	November 30, 2015

(1)         This award was granted in recognition of Mr. Sala’s continued ownership of 500,000 IGT PLC shares.  It vests based on

•                  Mr. Sala’s continued service with the Company in his current role until the date of approval of 2017 IGT PLC financial statements;

•                  Mr. Sala’s continued ownership of 500,000 IGT PLC shares during the service period noted above;

•                  IGT PLC’s share price being equal to or greater than $16.83 with the final price based on an average 3 months stock price ending the date of approval of 2017 IGT PLC financial statements); and

•                  Re-investment of 50% of the total committed and awarded shares (considering also cash proceeds for exercised stock options) (after tax) in the next 3-years co-investment plan if in 2018 confirmed in the role for another three year mandate. To be noted that the 50% re-invested shares should be reduced by the shares missing to reach the Share Ownership Requirements.

See “CEO Co-Investment Award” below.

The table below sets forth the shares granted pursuant to compensation plans, other than stock options, to our executive officers during 2015.

Grants of Shares

Name	No. of Shares	Fair Value at Date of Allocation	Vesting Period	Allocation Date	Share’s Market Price upon Allocation
Marco Sala (1)	250,000	$6.56	2018	November 30, 2015	$15.53
Marco Sala	257,108	$7.11	2017-2018	November 10, 2015	$16.00
Other Executive Officers	343,263	$7.11	2017-2018	November 10, 2015	$16.00

(1)         This award was granted in recognition of Mr. Sala’s continued ownership of 500,000 IGT PLC shares. It vests based on:

•                  Mr. Sala’s continued service with the Company in his current role until the date of approval of 2017 IGT PLC financial statements;

•                  Mr. Sala’s continued ownership of 500,000 IGT PLC shares during the service period noted above;

•                  IGT PLC’s share price being equal to or greater than $16.83 with the final price based on an average 3 months stock price ending on the date of approval of the 2017 IGT PLC financial statements; and

•                  Re-investment of 50% of the total committed and awarded shares (considering also cash proceeds for exercised stock options) (after tax) in the next 3-years co-investment plan if in 2018 confirmed in the role for another three year mandate. To be noted that the 50% re-invested shares should be reduced by the shares missing to reach the Executive Stock Ownership Requirments.

See “CEO Co-Investment Award” below.

Short-Term Incentive Compensation Plans

Our short-term incentive compensation (“STI”) plans during 2015 were performance-based and designed to encourage employees to achieve both short-term financial results and longer term strategic objectives.  Our officers participated in the same STI plans as other employees during 2015.  The primary focus of the STI plans was to motivate and reward our officers and employees for the achievement of annual objectives. The STI plans were designed to recognize growth achievement with an opportunity to earn a bonus on the upside, as well as to limit the downside potential.  Payments under the STI plans were based on group and individual Management by Objectives (“MBOs”).

Senior Management STI

Financial	Individual MBO	Financial Metric Mix
80%	20%	50% EBITDA 30% Net Debt

For purposes of the STI plans, financial performance was measured based on earnings before interest, taxes, depreciation and amortization (EBITDA) at the IGT PLC level and Net Debt at the IGT PLC level. The table below sets forth the minimum, target, and maximum performance thresholds for EBITDA and Net Debt under the STI plans.

EBITDA and Performance

Percent of EBITDA Achieved		IGT EBITDA (millions)	Payout Curve (%)
90%		$1,458	0
100%		$1,620	100
110%		$1,782	200

Net Debt (in thousands)

Measure	Threshold	Target	Max
Net Debt	$9,300	$9,120	$8,870

Payout Curve	0%	100%	200%

All financial objectives were established after the Mergers by the Compensation Committee of the IGT PLC Board of Directors for the CEO, and by the Board of Directors for the other officers, in each case upon recommendator of the Compensation Committee.

All STI objectives had an appropriate mix of financial and individual metrics.  The STI component of compensation was subject to a maximum award limit equal to 200% of the target STI award of the plan participant and was paid upon achievement of maximum financial performance as shown above.  STI payouts could be adjusted for windfalls outside of the control of the officers.

STI Targets as a % of base salary:

•                  CEO — 150%

•                  Senior Management — 87.5% - 100%

Long-Term Incentive Compensation Plans

IGT’s long-term incentive compensation (“LTI”) plan provides for many types of stock awards including stock options, performance-based restricted stock and restricted stock awards.  Annual awards to employees under our LTI plans are 100% performance-based restricted stock.

The principal purpose of granting LTI awards is to assist IGT PLC and its subsidiaries in attracting and retaining award recipients, to provide a market competitive total compensation package and to motivate award recipients to increase shareholder value by enabling them to participate in the value that was created, thus aligning their interests with those of our shareholders. The LTI plans for 2015 are based upon three performance metrics: Three-Year Cumulative Consolidated Adjusted EBITDA (profitability measure), Net Debt (use of cash) and Total Shareholder Return (performance against peers).  Financial objectives were established by our Board of Directors based upon a proposal by the Compensation Committee, consistent with the authorization provided by our shareholders. Company-related LTI targets throughout individual LTI plans for 2015 are based on economic consolidated performance as follows:

•                  a total consolidated EBITDA of at least 90% of the targeted total consolidated EBITDA;

•                  a ratio calculated between the consolidated net debt and consolidated EBITDA; and

•                  Total Share Holder Return (“TSR”) against the Russell Mid Cap Market Index.

Awards granted in 2015 will vest 50% in 2017 based on 2015 and 2016 performance and 50% in 2018 based on 2015, 2016 and 2017 performance.

Part 1: Vesting Based on 2015 – 2016 Performance in 2017

Step 1:

Net Debt / EBITDA Ratio	>5.09	Greater than 5.05 but less than or equal to 5.09	Greater than 5.0 but less than or equal to 5.05	Less than or equal to 5.0
% Vesting	0%	50%	75%	100%

Step 2:

Adjusted EBITDA Target $3.519 billion	<90%	90%	100%	105%
% Vesting	0%	33.5%	100%	110%

Linear interpolation shall be used between the applicable Adjusted EBITDA targets set forth above.  In no event will the Adjusted EBITDA Payment Factor exceed 1.100.

Step 3:

TSR Modifier	<25th Percentile	60th Percentile	>75th Percentile
% Vesting	75%	100%	125%

Part 2: Vesting Based on 2015 – 2017 Performance in 2018

Step 1:

Net Debt / EBITDA Ratio	> 4.44	Greater than 4.40 but less than or equal to 4.44	Greater than 4.35 but less than or equal to 4.40	Less than or equal to 4.35
% Vesting	0%	50%	75%	100%

Step 2:

Adjusted EBITDA Target $5.506 billion.	<90%	90%	100%	105%
% Vesting	0%	33.5%	100%	110%

Linear interpolation shall be used between the applicable Adjusted EBITDA targets set forth above. In no event will the Adjusted EBITDA Payment Factor exceed 1.100.

Step 3:

TSR Modifier	<25th Percentile	60th Percentile	>75th Percentile
% Vesting	75%	100%	125%

Actual vesting under the plan can range from 0% to 137.5% if all maximum targets are met.

The LTI plans permit us to clawback or to make other, similar adjustments to the plans following vesting of the applicable awards in the event of erroneous financial statements or incorrect data contained therein.

CEO Co-Investment Award

In recognition of Mr. Sala’s ownership of 500,000 IGT shares, the Company has matched the Mr. Sala’s commitment 1:1 (up to 500,000 shares), half in additional shares and half in additional stock options, as long as the conditions below are met:

•                  Mr. Sala’s continued service with the Company in his current role until the date of approval of 2017 IGT PLC financial statements;

•                  Mr. Sala’s continued ownership of 500,000 IGT shares during the service period noted above;

•                  IGT PLC’s share price being equal to or greater than $16.83 with the final price based on an average 3 months stock price ending on the date of approval of the 2017 IGT PLC financial statements; and

•                  Re-investment of 50% of the total committed and awarded shares (considering also cash proceeds for exercised stock options) (after tax) in the next 3-years co-investment plan if in 2018 confirmed in the role for another three year mandate. To be noted that the 50% re-invested shares should be reduced by the shares missing to reach the Executive Stock Ownership Requirements.

If all conditions are met, all shares and all options will fully vest on the date of approval of 2017 IGT PLC financial statements, and options will then be subject to an additional four year exercise period (option strike price based on closing price on the day of grant).

Executive Stock Ownership Requirements

On July 28, 2015, our Board of Directors approved share ownership guidelines for Senior Vice Presidents and above.  Below is a summary of the guidelines.

Policy Effective Date	July 28, 2015

Stock Ownership Guidelines (SOG) apply to:

- IGT PLC share plans starting in 2015
- Legacy IGT awards vesting after Policy effective date
- Legacy GTECH awards, starting with the second tranche of the 2012 award and all of the 2013 and 2014 awards.
- Options not vested as of Effective Date (2013 and 2014)

Covered Execs:	CEO Business Unit CEOs and Executive Vice Presidents Senior Vice Presidents

Ownership Requirement Multiple of Base Salary:	CEO - 5X Business Unit CEOs and Executive Vice Presidents - 3X Senior Vice Presidents - 1X

Shares Included in Ownership:

All shares beneficially owned regardless of whether they are from an IGT PLC plan or purchased on the market.
Vested shares held in a trust to benefit the executive or family members
Shares under the legacy GTECH plans where vesting has been determined (earned) but shares have not been released
Note that Unearned Performance Shares do not count towards the Stock Ownership Guidelines until earned. (i.e. Performance Factor has not been determined/applied)

Legacy GTECH Holding Requirements	Holding requirements stated in legacy GTECH Plans are still in effect, in addition to the new Stock Ownership Guidelines

Additional Holding Requirement - Not in Compliance with Stock Ownership Requirements	50% of after tax options or shares that vest or are exercised after the effective date of the Stock Ownership Guidelines

Additional Holding Requirement - In Compliance with Stock Ownership Requirements	20% of after tax options or shares that are exercised or vest for a period of 3 years following the exercise or vest date

Amounts accrued for pensions and similar benefits

As of December 31, 2015, the total amount accrued by IGT PLC and its subsidiaries to provide pension, retirement or similar benefits was $20,229,000.

Severance Arrangements

Each IGT PLC officer is entitled to severance payments and benefits if such officer’s employment is terminated other than for cause under either individual employment agreements or provisions of national collective agreements for executives of the industry.

The employment agreements with United States-based officers (i.e., Messrs.  Chambrello, Fornaro & Vincent) generally provide for the following benefits upon a termination other than for “cause.”

•                  18 months of base salary, bonus (based upon a three-year average), and perquisites;

•                  18 months tax preparation;

•                  any accrued but unpaid bonus earned for the prior fiscal year;

•                  a prorated bonus for the current fiscal year;

•                  18 months of health and welfare benefit continuation; and

•                  18 months following termination of employment to exercise vested stock options.

In addition, upon the United States officer’s death or disability, the officer will be entitled to the following benefits under the employment agreements:

•                  18 months of base salary;

•                  18 months of bonus (based upon a three-year average) and perquisites;

•                  18 months of tax preparation;

•                  any accrued but unpaid bonus earned for the prior fiscal year;

•                  a prorated bonus for the current fiscal year;

•                  24 months of health and welfare benefit continuation; and

•                  18 months following termination of employment to exercise vested stock options.

Upon an officer’s retirement from IGT PLC, these employment agreements also provide for accelerated vesting of a portion of an officer’s outstanding performance share awards and an ability to exercise vested options until the expiration date.

Pursuant to the terms of the Italian national collective agreement for executives of the industry (Contratto Collettivo Nazionale di Lavoro per i Dirigenti di Aziende Industriali), Messrs. Sala (30% of employment), Ascoli, and Cairoli are generally entitled, unless different ad hoc agreements between parties, to the following severance payments and benefits upon a termination of employment by IGT PLC other than for “cause,” a resignation for “good reason,” or due to the officer’s death or disability:

•                  severance pay determined under the collective agreement;

•                  any accrued but unpaid bonus for the prior fiscal year; and

•                  a notice indemnity equal to a minimum of six and a maximum of twelve months of total base salary and STI compensation.

Under the Lottomatica service agreement, Mr. Sala’s base salary is EUR 271,500, paid in 12 equal gross installments, plus additional benefits, including a company car. Mr. Sala also receives an integrative pension fund in accordance with Italian law. The base salary paid by Lottomatica will not be less than 25% of the total salary paid to him by the Company.

Mr. Sala also has an agreement with IGT PLC (70% of employment). The CEO’s service agreement with the Company can be terminated by either party on the giving of 3 months’ notice, if not immediately for cause. If terminated other than for cause, Mr. Sala is entitled to a severance payment worth three years of base salary and short-term incentive assumed at top level as of the termination date. The CEO cannot resign without prior approval from the Board. The CEO shall be paid a salary of £450,520 per annum and this salary shall be reviewed by the Board annually, but the Company is under no obligation to award an increase in salary. IGT PLC will also fully reimburse the CEO for any expenses incurred as a result of his appointment. The CEO does not receive any other benefits under his employment contract with the Company

C.                                    Board Practices

Pursuant to the IGT PLC Articles, the number of directors was set at 13, unless and until otherwise decided by the board (where, for the period of three years from the date of adoption of the IGT PLC Articles, not less than three-quarters of the directors present shall have voted in favor of such decision). The current directors were elected upon effectiveness of the Mergers. Tracey Weber, who was elected to the board upon effectiveness of the Mergers, resigned as a director, effective March 16, 2016. As a result of Ms. Weber’s resignation, there are currently 12 directors on the board. See “Item 6.A. Directors, Senior Management and Employees” above. The term of office of the current board of directors will expire three years from the date of the Mergers, after which period the directors will be elected annually. Each director may be re-elected at any subsequent general meeting of shareholders. None of our directors have service contracts with the Company (or any subsidiary) providing for benefits upon termination of employment as a director.

The directors are responsible for the management of the Company’s business, for which purpose they may exercise all of the powers of the Company whether relating to the management of the business or not. As described above in section “Item6.A. Directors, Senior Management and Employees”, the board of directors currently comprises (i) five non-independent directors including IGT PLC’s CEO, Marco Sala; the former CEO of International Game Technology, Patti S. Hart; three directors appointed by IGT PLC’s controlling shareholder, De Agostini S.p.A.; and (ii) seven independent directors.

On April 7, 2015, the board of directors of the Company appointed the following committees: (1) an Audit Committee, (2) a Nominating and Corporate Governance Committee, and (3) a Compensation Committee. The board of directors also appointed Mr. Philip G. Satre as Non-Executive Chairman of the board.

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

The Audit Committee currently consists of Mr. Sadusky (Chairman), Sir Hanley and Mr. Alves. The membership of the Audit Committee comprises not less than three independent members, as determined by the board, and meets the independence and eligibility requirements of the NYSE and applicable law. Specifically, all members of the Audit Committee must meet (1) the financial literacy requirement, as such qualification is interpreted by the board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee and (2) the independence requirements of the NYSE, the SEC (including Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and other applicable law. The members of the Committee are appointed by and serve at the discretion of the board until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. At least one member of the

Committee must have accounting or related financial management expertise, as the board interprets such qualification in its business judgment. The Chairperson of the Audit Committee is also appointed by the board. See “Item16.A. Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial experts.

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

The Nominating and Corporate Governance Committee currently consists of Mr. McCann (Chairman), Sir Hanley and Mr. Satre. The membership of the Committee comprises not less than three independent members, as determined by the board, and meets the independence and eligibility requirements of the NYSE and applicable law. The members are appointed by and serve at the discretion of the board until each such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. The Chairperson of the Committee is appointed by the board of directors.

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

D. Employees

As of December 31, 2015, IGT PLC conducted business in approximately 100 countries worldwide on six continents and had 12,543 employees.  Relations with IGT PLC’s mid-level employees and production workers in Italy are subject to Italy’s national collective bargaining agreement for the metalwork’s industry.  On December 1, 2000, IGT PLC entered into an agreement with its mid-level employees and production workers supplementing the terms of the relevant national collective bargaining agreement.  Relations with IGT PLC’s executives are subject to the national collective bargaining agreement for executives in the metalwork’s industry.  Most of IGT PLC’s employees are not represented by any labor union.  IGT PLC believes that its relationship with its employees is generally satisfactory.  During the last three years, IGT PLC has not experienced any strike that significantly influenced its business activities. In the United States, three organizational units have elected representation by third-party union organizations.  The Company is currently negotiating in good faith collective bargaining agreements with three separate labor unions.

Compared to the preceding fiscal year, IGT PLC’s headcount increase as of December 31, 2015 was significant, increasing by over 3,600 employees, due to the Mergers.  Hiring of new employees outside of replacing employees who left IGT PLC has been focused on game engineering and content.  Workforce reductions over the past year have been mostly focused on synergies gained due to the Mergers.

On April 7, 2015 the Mergers were completed. The Mergers necessitated a reorganization of the Company.  As shown in the table below, IGT PLC is now operated under four business segments supported by central corporate support functions. These changes resulted in a number of changes in roles and responsibilities, as well as reporting relationships for many employees globally.

Employees by Segment

	As of December 31,
	2015	2014	2013
North America Gaming & Interactive	6,533	3,166	2,850
North America Lottery	2,514	2,509	2,399
International	781	914	1,132
Italy	1,714	1,605	1,481
Corporate Support	1,001	617	606
	12,543	8,811	8,468

As of December 31, 2015, the proportion of women among permanent employees was 31%; 22% of senior management was female.

1,056 employees left IGT PLC voluntarily in the course of 2015.  Staff voluntary attrition rate was 8.23%, compared to 7.1% in 2014 and 8.3% in 2013.  Additionally, 834 employees had their employment involuntarily terminated, 553 of which were part of synergies gained due to the Mergers.

E.                         Share Ownership

The following table sets forth information, as of April 21, 2016, regarding the beneficial ownership of IGT PLC ordinary shares, including:

•                  each member of the IGT PLC board of directors;

•                  each executive officer of IGT PLC; and

•                  all members of the IGT PLC board of directors and executive officers, taken together.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities.  Except in cases where community property laws apply or as indicated in the footnotes to this table, IGT PLC believes that each shareholder identified in the table possesses sole voting and investment power over all IGT PLC ordinary shares shown as beneficially owned by that shareholder.  Percentage of beneficial ownership is based on the approximately 201,034,498 million IGT PLC ordinary shares outstanding as of April 21, 2016.

Name of Beneficial Owner	Number of Ordinary Shares(1)		Percentage(2)
Directors:
Philip G. Satre	35,378	(3)	0.02
Paget L. Alves	15,878		0.01
Paolo Ceretti	13,597		0.01
Alberto Dessy	10,537		0.01
Marco Drago	10,537		0.01
Sir Jeremy Hanley	10,537		0.01
Patti S. Hart	208,426		0.10
James F. McCann	39,288		0.02
Lorenzo Pellicioli	81,937		0.04
Vincent L. Sadusky	13,739		0.01
Marco Sala	1,841,956		0.91
Gianmario Tondato da Ruos	10,537		0.01
Non-Director Executive Officers:
Renato Ascoli	541,369		0.27
Walter Bugno	350,762		0.17
Fabio Cairoli	79,593		0.04
Michael Chambrello	0		0
Alberto Fornaro	311,833		0.15
Robert Vincent	46,393		0.02
All members of IGT PLC board of directors and executive officers as a group	3,622,297		1.78

(1)         Includes shares issuable upon the exercise of options which are exercisable as of, or will become exercisable within 60 days after, April 21, 2016 as follows:  Mr. Sala (1,036,929), Mr. Ascoli (346,626), Mr. Bugno (261,365), Mr. Cairoli (65,159), Mr. Fornaro (252,987), and Mr. Vincent (36,068).  Includes restricted share units scheduled to vest within 60 days of April 21, 2016 as follows:  Mr. Satre (13,171), Mr. Alves (10,537), Mr. Ceretti (10,537), Mr. Dessy (10,537), Mr. Drago (10,537), Sir Hanley (10,537), Ms. Hart (10,537), Mr. McCann (10,537), Mr. Pellicioli (10,537), Mr.

Sadusky (10,537), and Mr. Tandato da Ruos (10,537).  Includes performance share units scheduled to vest within 60 days of April 21, 2016 as follows:  Mr. Sala (170,712), Mr. Ascoli (57,630), Mr. Bugno (43,006), Mr. Cairoli (14,434), Mr. Fornaro (41,279), and Mr. Vincent (5,874).  For performance share units, fractional amounts have been rounded to the nearest whole number.

(2)         Any securities not outstanding that are subject to options or conversion privileges exercisable within 60 days of April 21, 2016 are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by any person holding such securities but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other person.

(3)         Of this total, 22,207 shares are held by the Philip G. Satre and Jennifer A. Satre Family Revocable Trust (of which Mr. Satre is a trustee and beneficiary).

The table below sets forth the options on the Company’s ordinary shares granted to each executive officer that were outstanding as of April 21, 2016.  As of such date, none of the directors held outstanding options other than Mr. Sala.  In addition, Mr. Chambrello did not hold any outstanding options as of such date.  For each of the option grants listed below, the options are exercisable for IGT PLC ordinary shares, and there is no purchase price applicable to the options other than the exercise price indicated below.

Name	Grant Date	Amount of Shares Underlying Grant	Amount Vested	Amount Unvested	Exercise Price	Expiration Date
Marco Sala	November 30, 2015	250,000	0	250,000	$15.53	November 30, 2022
	July 28, 2011	386,376	386,376	0	$13.96	April 14, 2017
	July 26, 2012	386,518	301,484	0	$16.54	March 31, 2018
	July 30, 2013	349,069	0	349,069	$21.74	March 31, 2019
	July 31, 2014	420,673	0	420,673	$20.29	March 31, 2020
Renato Ascoli	July 28, 2011	124,110	124,110	0	$13.96	April 14, 2017
	July 26, 2012	124,169	96,851	0	$16.54	March 31, 2018
	July 30, 2013	125,665	0	125,665	$21.74	March 31, 2019
	July 31, 2014	158,653	0	158,653	$20.29	March 31, 2020
Walter Bugno	July 28, 2011	95,570	95,570	0	$13.96	April 14, 2017
	July 26, 2012	93,218	72,710	0	$16.54	March 31, 2018
	July 30, 2013	93,085	0	93,085	$21.74	March 31, 2019
	July 31, 2014	117,521	0	117,521	$20.29	March 31, 2020
Fabio Cairoli	July 30, 2013	65,159	0	65,159	$21.74	March 31, 2019
	July 31, 2014	98,824	0	98,824	$20.29	March 31, 2020
Alberto Fornaro	July 28, 2011	95,570	95,570	0	$13.96	April 14, 2017
	July 26, 2012	93,218	72,710	0	$16.54	March 31, 2018
	July 30, 2013	84,707	0	84,707	$21.74	March 31, 2019
	July 31, 2014	106,944	0	106,944	$20.29	March 31, 2020
Robert Vincent	July 28, 2011	13,650	13,650	0	$13.96	April 14, 2017
	July 26, 2012	13,228	10,317	0	$16.54	March 31, 2018
	July 30, 2013	12,101	0	12,101	$21.74	March 31, 2019
	July 31, 2014	32,051	0	32,051	$20.29	March 31, 2020

Item 7.                 Major Shareholders and Related Party Transactions

A.            Major Shareholders

As of April 21, 2016, our outstanding capital stock consisted of 201,034,498 ordinary shares having a nominal value of $0.10 per share.

The following table sets forth information with respect to beneficial ownership of our ordinary shares by persons known by us to beneficially own 5% or more of voting power as a result of their ownership of ordinary shares as of April 21, 2016.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percent of Common Shares Owned	Percent of Combined Voting Power
De Agostini S.p.A.(*)	103,422,324	46.43%	51.45%
DeA Partecipazioni S.p.A.	10,073,006	5.01%	5.01%

(*) Includes the ordinary shares held in the Company by DeA Partecipazioni S.p.A., a wholly owned subsidiary of De Agostini S.p.A.

Immediately prior to effectiveness of the Mergers on April 7, 2015, De Agostini S.p.A. held 93,349,318 ordinary shares of GTECH, equal to approximately 53.30% of GTECH’s then-outstanding ordinary share capital, and DeA Partecipazioni S.p.A. held 10,073,006 ordinary shares of GTECH, equal to approximately 5.75% of GTECH’s then-outstanding ordinary share capital. Because DeA Partecipazioni is a wholly owned subsidiary of De Agostini, we refer to both entities collectively as “De Agostini” unless the context otherwise requires. During the past three years prior to April 7, 2015, there have been no significant changes in the percentage ownership held by De Agostini in the Company.

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

Our ordinary shares are listed and can be traded on the NYSE in U.S. dollars. Our special voting shares are not listed on the NYSE and will be transferable only in very limited circumstances.

Our ordinary shares may be held in the following two ways:

•                  Beneficial interests in our ordinary shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee.

•                  In certificated form.

As of April 21, 2016, 100% of our ordinary shares were held in the U.S. by 103 record holders. As of April 21, 2016, there were 201,034,498 special voting shares of the Company outstanding, which are all held by Computershare Company Nominees Limited in its capacity as the nominee appointed by the Company to hold the special voting shares under the terms of the Company’s loyalty share plan.

As of March 31, 2016, B&D di Marco Drago e C. S.a.p.a. owned 68.2% of De Agostini. As described above, De Agostini controls IGT PLC.

B.                         Related Party Transactions

Amounts receivable from and payable to related parties are as follows:

	December 31,
($ thousands)	2015	2014

Tax related receivables	1,286	47,405
Trade receivables	8	91
De Agostini Group	1,294	47,496

Trade receivables	17,347	30,650
Autogrill S.p.A.	17,347	30,650

Trade receivables	2,086	205
OPAP S.A.	2,086	205

Trade receivables	—	84
Ringmaster S.r.l.	—	84

Total related party receivables	20,727	78,435

Tax related payables	35,627	148,609
Trade payables	3,354	3,260
De Agostini Group	38,981	151,869

Trade payables	846	989
Autogrill S.p.A.	846	989

Trade payables	524	1,509
Ringmaster S.r.l.	524	1,509

Total related party payables	40,351	154,367

Tax related receivables and payables arise from the tax consolidation performed at the De Agostini Group level.

The following table sets forth transactions with related parties:

	For the year ended December 31,
($ thousands)	2015	2014	2013
Service revenue and product sales
Autogrill S.p.A.	6,060	7,834	7,474
OPAP S.A.	4,036	3,153	—
Ringmaster S.r.l.	239	535	329
De Agostini Group	21	380	94
	10,356	11,902	7,897

Operating costs
Ringmaster S.r.l.	12,651	14,808	9,064
Assicurazioni Generali S.p.A.	3,003	3,641	3,390
De Agostini Group	569	1,266	7,324
	16,223	19,715	19,778

From time to time, we make strategic investments in publicly-traded and privately-held companies that develop software, hardware and other technologies or provide services supporting our technologies. We may purchase from or make sales to these organizations. We believe that the terms of each of these arrangements were fair and not less favorable to us than could have been obtained from unaffiliated parties.

De Agostini Group

The Company is majority owned by De Agostini S.p.A. Amounts receivable from De Agostini S.p.A. and subsidiaries of De Agostini S.p.A. (“De Agostini Group”) are non-interest bearing.

On May 8, 2013, the Company entered into a framework agreement with De Agostini S.p.A. pursuant to which De Agostini S.p.A. may make short-term loans to the Company and the Company may deposit cash with De Agostini S.p.A. on a short-term basis. The framework agreement provided that any such transactions would be in compliance with existing third party loan covenants and concluded on an arm’s-length basis. The framework agreement was terminated on March 18, 2015, and no transactions were executed under the framework agreement.

Autogrill S.p.A.

IGT PLC board member Gianmario Tondato da Rous is Chief Executive Officer and a director of Autogrill S.p.A. (“Autogrill”), a global operator of food and beverage services for travelers. Under concessions signed with operators of airports, motorways and railway stations in Italy, Autogrill is also a seller of scratch and win (“S&W”) and lottery tickets. The Company is the sole licensee for the S&W and lottery concessions in Italy through its subsidiary Lotterie Nazionali S.r.l.

Ringmaster S.r.l.

The Company has a 50% interest in Ringmaster S.r.l., an Italian joint venture, which is accounted for using the equity method of accounting. Ringmaster S.r.l. provides software development services for the Company’s interactive gaming business pursuant to an agreement dated December 7, 2011.

Assicurazioni Generali S.p.A.

Assicurazioni Generali S.p.A. (“Generali”) is a related party of the Company as the Vice-Chairman of the Company’s board also serves on Generali’s board of directors. In 2012, the Company entered into a lease agreement to lease the Company’s headquarters facility in Rome, Italy from a wholly-owned subsidiary of Generali.

Yeonama Holdings Co. Limited and OPAP S.A.

The Company has a 30% interest in Yeonama Holdings Co. Limited (“Yeonama”), which is accounted for at fair value. Yeonama is a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A. (“OPAP”), the Greek gaming and football betting operator. Marco Sala, IGT PLC Chief Executive Officer and board member, is a member of the board of directors of OPAP. GTECH UK Interactive Limited (“GTECH UK”), a subsidiary of the Company, provide sports betting and player account management systems to OPAP S.A. The Company is also a technology provider of VLT central systems to OPAP S.A.

CLS-GTECH Company Limited

The Company has a 50% interest in CLS-GTECH Company Limited (“CLS-GTECH”), which is accounted for using the equity method of accounting. CLS-GTECH is a joint venture that was formed to provide a nationwide KENO system for Welfare lotteries throughout China.

Connect Ventures One LP

Since 2011, the Company has held an investment in Connect Ventures One LP, a venture capital fund which targets ‘‘early stage’’ investment operations, with the legal status of limited partnership under English law. The fund is considered a related party because at least one key figure in the fund’s management is related to a number of leading representatives of De Agostini S.p.A., as well as directors of the Company.

The Company’s investment in Connect Ventures One LP was $4.7 million and $3.6 million at December 31, 2015 and December 31, 2014, respectively. The Company accounts for this investment as an available for sale investment.

Connect Ventures Two LP

On November 24, 2015, the Company invested $0.5 million in Connect Ventures Two LP. The fund is considered a related party because at least one key figure in the fund’s management is related to a number of leading representatives of De Agostini S.p.A., as well as directors of the Company.

The Company accounts for its investment in Connect Ventures Two LP as an available for sale investment.

Willis Towers Watson

IGT PLC board member James McCann is a member of the board of directors of Willis Towers Watson (previously Willis Group Holdings PLC) (“Willis Towers”), a global firm with offerings from insurance and reinsurance to retirement planning and health-care consulting. IGT PLC board member Sir Jeremy Hanley is a member of the board of directors of Willis Ltd., a subsidiary of Willis Towers. The Company obtains insurance coverage, including director and officer insurance, through subsidiaries of Willis Towers. The Company paid subsidiaries of Willis Towers $5.0 million, $3.3 million and $3.2 million in 2015, 2014 and 2013, respectively.

Employment Arrangement

Enrico Drago, the son of IGT PLC board member Marco Drago, is a board member and Chief Executive Officer of the Company’s wholly owned subsidiary Lottomatica S.p.A.

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.                 Financial Information

A.            Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for our Consolidated Financial Statements and reports of our independent registered accounting firms. The Company has not yet implemented a formal policy on dividend distributions.

B.                         Significant Changes

On April 7, 2015, GTECH merged with and into IGT PLC, and Sub merged with and into International Game Technology, with International Game Technology surviving the merger as a wholly owned subsidiary of IGT PLC, all pursuant to the Merger Agreement. See “Item 4. Information on the Company - A. History and Development of the Company - Acquisition of International Game Technology.”

Item 9.                 The Offer and Listing

A.            Offer and Listing Details

On April 7, 2015, our ordinary shares began trading on the NYSE under the symbol “IGT.”  The following tables set forth the high and low daily closing prices of our ordinary shares as reported on the NYSE for each of the periods indicated:

Ordinary Share Price

	NYSE
	High	Low
	(USD)
Year:
2015	$20.68	$14.73

	NYSE
Reference Date	High	Low
Month
First Quarter 2016	$18.25	$12.71
Fourth Quarter 2015	$16.64	$14.73
Third Quarter 2015	$19.32	$15.13
Second Quarter 2015	$20.68	$17.17

	NYSE
Reference Date	High	Low
Month
April 2016	$18.49	$17.34
March 2016	$18.25	$15.14
February 2016	$14.94	$12.71
January 2016	$16.16	$13.93
December 2015	$16.64	$14.74
November 2015	$16.58	$15.24

On April 29, 2016, the last reported daily closing price of our ordinary shares as reported was $17.34 per share on the NYSE.

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

B. Memorandum and Articles of Association

IGT PLC is a public limited company registered in England and Wales under company number 09127533. Its objects are unrestricted, in line with the default position under the Companies Act 2006, as amended (“CA 2006”). The following is a summary of certain provisions of the IGT PLC Articles and of the applicable laws of England. The following is a summary and, therefore, does not contain full details of the IGT PLC Articles, which are attached as Exhibit 1.1 to this annual report on Form 20-F.

Board of directors (the “Board”)

Directors’ interests

Except as otherwise provided in the IGT PLC Articles, a director may not vote on or be counted in the quorum in relation to a resolution of the directors or committee of the directors concerning a matter in which he has a direct or indirect interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through IGT PLC), but this prohibition does not apply to any interest arising only because a resolution concerns any of the following matters:

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

Directors’ shareholding requirements

A director need not hold shares in IGT PLC to qualify to serve as a director.

Age limit

There is no age limit applicable to directors in the IGT PLC Articles.

Compliance with NYSE Rules

For as long as the Company’s ordinary shares are listed on the NYSE, the Company will comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Company is a foreign private issuer.

Classes of shares

The Company has three classes of shares in issue. This includes ordinary shares of U.S. $0.10 each; special voting shares of U.S. $0.000001 each (the “Special Voting Shares”); and sterling non-voting shares of £1.00 each (the “Sterling Non-Voting Shares”).

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

The Special Voting Shares and Sterling Non-Voting Shares do not entitle their holders to dividends.

If 12 years have passed from the date on which a dividend or other sum from IGT PLC became due for payment and the distribution recipient has not claimed it, the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by IGT PLC.

The IGT PLC Articles also permit a scrip dividend scheme under which the directors may, with the prior authority of an ordinary resolution of IGT PLC, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares in either case credited as fully paid instead of cash in respect of all or part of a dividend or dividends specified by the resolution.

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

i.                  that proxy has been appointed by more than one shareholder entitled to vote on the resolution; and

ii.               the proxy has been instructed:

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

Under the IGT PLC Articles, a poll on a resolution may be demanded by the chairman, the directors, five or more people having the right to vote on the resolution or a shareholder or shareholders (or their duly appointed proxies) having not less than 10% of either the total voting rights or the total paid up share capital. Such persons may demand the poll both in advance of, and during, a general meeting, either before or after a show of hands on a resolution.

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

Winding up

On a return of capital of IGT PLC on a winding up or otherwise, the holders of IGT PLC ordinary shares (and any other shares outstanding at the relevant time which rank equally with such shares) will share equally, on a share for share basis, in IGT PLC’s assets available for distribution, save that:

•                  the holders of the Special Voting Shares will be entitled to receive out of the assets of IGT PLC available for distribution to its shareholders the sum of, in aggregate, U.S. $1.00; and

•                  the holders of the Sterling Non-Voting Shares will be entitled to receive out of the assets of IGT PLC available for distribution to its shareholders the sum of, in aggregate, £1.00,

but in no case will any of such holders be entitled to any further participation in the assets of IGT PLC.

Redemption provisions

The IGT PLC ordinary shares are not redeemable.

The Special Voting Shares may be redeemed by IGT PLC for nil consideration in certain circumstances (as set out in the IGT PLC Articles).

The Sterling Non-Voting Shares may be redeemed by IGT PLC for nil consideration at any time.

Sinking fund provisions

None of the shares in IGT PLC is subject to any sinking fund provision under the IGT PLC Articles or as a matter of English law.

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

The notice of a general meeting will be given to the shareholders (other than any who, under the provisions of the IGT PLC Articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the Board, to the beneficial owners nominated to enjoy information rights under the CA 2006, and to the auditors. The shareholders entitled to receive notice of a general meeting are those on the register at the close of business on a day determined by the directors. Under English law, IGT PLC is required to hold an annual general meeting within six months from the day following the end of its fiscal year and, subject to the foregoing, the meeting may be held at a time and place determined by the Board whether within or outside of the U.K.

The notice of general meeting must specify a time (which must not be more than 48 hours, excluding any part of a day that is not a working day, before the time fixed for the meeting) by which a person must be entered on the share register in order to have the right to attend or vote at the meeting. Only such persons or their duly appointed proxies have the right to attend and vote at the meeting of shareholders.

Limitations on rights to own shares

There are no limitations imposed by the IGT PLC Articles or the applicable laws of England on the rights to own shares, including the right of non-residents or foreign persons to hold or vote the shares of IGT PLC, other than limitations that would generally apply to all shareholders.

Change of control

There is no specific provision in the IGT PLC Articles that directly would have an effect of delaying, deferring or preventing a change in control of IGT PLC and that would operate only with respect to a merger, acquisition or corporate restructuring involving IGT PLC or any of its subsidiaries. However, the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of IGT PLC. As a result of the loyalty voting structure, it is possible that a relatively large portion of the voting power of IGT PLC could be concentrated in a relatively small number of holders who would have significant influence over IGT PLC. Such shareholders participating in the loyalty voting structure could reduce the likelihood of change of control transactions that may otherwise benefit holders of IGT PLC ordinary shares.  For a discussion of this risk, see “Item 3 Key Information - D. Risk Factors”.

Disclosure of ownership interests in shares

Under article 60 of the IGT PLC Articles, shareholders must comply with the notification obligations to the company contained in Chapter 5 (Vote Holder and Issuer Notification Rules) of the Disclosure and Transparency Rules (“DTR”) (including, without limitation, the provisions of DTR 5.1.2) as if IGT PLC were an issuer whose home member state is in the United Kingdom, save that the obligation arises if the percentage of voting rights reaches, exceeds or falls below 1% and each one percent threshold thereafter (up or down) up to 100%. In effect, this means that a shareholder must notify IGT PLC if the percentage of voting rights in IGT PLC it holds reaches 1% and crosses any one percent threshold thereafter (up or down).

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

Under the IGT PLC Articles, if any shareholder, or any other person appearing to be interested in IGT PLC shares held by such shareholder, fails to give IGT PLC the information required by a section 793 notice, then the Board may withdraw voting and certain other rights, place restrictions on the rights to receive dividends and transfer such shares (including any shares allotted or issued after the date of the Section 793 notice in respect of those shares).

Changes in share capital

The IGT PLC Articles authorize the directors, for a period of up to five years from the date of the shareholder resolution granting them authority (which resolution was passed on March 13, 2015), to purchase its own shares of any class, on the terms of any buyback contract approved by the shareholders (or otherwise as may be permitted by the CA 2006), provided that:

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

The IGT PLC Articles authorize the directors, for a period of up to five years from the date of the shareholder resolution granting them authority (which resolution was passed on March 13, 2015), to allot shares in IGT PLC, or to grant rights to subscribe for or to convert or exchange any security into shares in IGT PLC, up to an aggregate nominal amount (i.e., par value) of U.S. $185,000,000.

The IGT PLC Articles authorize the directors, for a period of up to five years from the date of the shareholder resolution granting them authority (which resolution was passed on March 13, 2015), to exclude pre-emption rights in respect of such issuances up to an aggregate nominal amount (i.e., par value) of U.S. $185,000,000.

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

Voting Agreement

In connection with the Merger Agreement, on July 15, 2014, IGT PLC and International Game Technology entered into a voting agreement (the “Voting Agreement”) with De Agostini.  The Voting Agreement requires that, from and after April 7, 2015 until April 7, 2018, De Agostini will vote all of the IGT PLC ordinary shares then owned in favor of any proposal or action so as to effect and preserve the board and executive officer composition of IGT PLC in place immediately following the Mergers.  Pursuant to the Voting Agreement, De Agostini is restricted from transferring any covered IGT PLC ordinary shares to any affiliate prior to April 7, 2018, unless the affiliate agrees to be bound by the Voting Agreement.

The Voting Agreement will terminate on April 7, 2018.  All determinations regarding any dispute between IGT PLC, International Game Technology and De Agostini following the effective times of the Mergers will be made by a committee of independent directors of IGT PLC who are not directors, officers or employees of De Agostini.

Illinois Contract Letter Agreement

In December 2014, the Illinois Contract was terminated pursuant to a termination agreement between Northstar, GTECH Corporation, Scientific Games International, Inc.  (“SGI”), and the State of Illinois (the “Termination Agreement”).  Over one month after its execution by the Governor of Illinois and the State of Illinois, the Illinois Attorney General notified the State of Illinois that it “disapproved” of the “proposed” Termination Agreement.  Relying on the Attorney General’s “disapproval,” the Governor’s Office informed Northstar that it believed the Termination Agreement was invalid and unenforceable, and that therefore the Illinois Contract remained in effect.  Both Northstar and IGT PLC believed that the Termination Agreement was valid and binding on the parties but entered into subsequent negotiations with the Illinois Lottery in an attempt to resolve the dispute.

Effective September 18, 2015, Northstar signed a Letter Agreement (the “Letter Agreement”) with the

State of Illinois and the Illinois Lottery that superseded the previously entered Termination Agreement.  The Letter Agreement sets forth the terms governing the termination of the PMA, the transition services to be provided by Northstar, and the amendment and expiration terms of the respective Supply Agreements between Northstar and each of its key vendors, IGT Global Solutions Corporation and Scientific Games International, Inc.  As part of the Letter Agreement, the shortfall payments Northstar is required to make in relation to its obligation to guarantee minimum profit levels under the Illinois Contract for the fiscal years 2012, 2013, 2014 and 2015 have been agreed upon and settled for $21.8 million, $38.6 million, $37.1 million and $10.0 million, respectively.  No further cash impact will result from these shortfall payments’ final determination.  Northstar will not be responsible for the payment of any other shortfall payment, nor will it be entitled to receive any incentive compensation, for all or any portion of fiscal year 2015 or any subsequent fiscal year.  Under the terms of the Letter Agreement, the PMA shall remain in effect until the earlier of (i) the date that a transition of Northstar’s responsibilities to a replacement private manager is complete, or (ii) January 1, 2017.  The PMA may be extended for additional periods of between three and six months, upon the agreement of the Lottery and Northstar\, provided that Northstar receives written notice from the Illinois Lottery of the desired length of extension at least ninety (90) days prior to the expiration of the then-current term, and Northstar agrees in writing to such extension.  The Supply Agreement with IGT Global Solutions Corporation is scheduled to expire on July 1, 2017.  If a replacement private manager is selected, the Letter Agreement provides IGT Global Solutions Corporation with the right to negotiate with the new replacement private manager to extend its Supply Agreement beyond such date.  If the parties do not come to an agreement to extend or modify the IGT Supply Agreement by July 1, 2017, as consideration for the shortened IGT Supply Agreement, IGT Global Solutions Corporation will be paid a fee.

Related Party Agreements

For a discussion of our related party transactions, please see “Item 7.  Major Shareholders and Related Party Transactions—B.  Related Party Transactions.”

Compensation Arrangements

For a description of compensation arrangements with our directors and executive officers, please see “Item 6. Directors, Senior Managements and Employees — B. Compensation.”

Financing

For a description of our outstanding financing agreements, please see section “Item 3 Key Information—B. Liquidity and Capital Resources—Credit Facilities and Indebtedness.”

D.                         Exchange Controls

Other than applicable taxation, anti-money laundering and counter-terrorist financing law and regulations and certain economic sanctions which may be in force from time to time, there are currently no English laws or regulations, or any provision of IGT PLC’s articles of association, which would prevent the transfer of capital or remittance of dividends, interest and other payments to holders of IGT PLC’s securities who are not residents of the U.K. on a general basis.

E.                         Taxation

Material United States Federal Income Tax Considerations

This section summarizes the material U.S. federal income tax consequences of the ownership and disposition of IGT PLC ordinary shares by a U.S. holder (as defined below). This summary is based on and subject to the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion assumes that IGT PLC shareholders will hold their IGT PLC ordinary shares, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion further assumes that all items or transactions identified as debt will be respected as such for U.S. federal income tax purposes. The discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular IGT PLC shareholders in light of their personal circumstances, including any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, the U.S. Foreign Account Tax Compliance Act, or to such shareholders subject to special treatment under the Code, such as:

•                  banks, thrifts, mutual funds and other financial institutions;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  traders in securities who elect to apply a mark-to-market method of accounting;

•                  broker-dealers;

•                  tax-exempt organizations and pension funds;

•                  U.S. holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value)

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

•                  partnerships or other pass-through entities for U.S. federal income tax purposes and their partners and investors.; and

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

U.S. Holders

Taxation of Dividends

Subject to the following discussion of special rules applicable to Passive Foreign Investment Companies (“PFICs”), the gross amount of distributions with respect to IGT PLC’s ordinary shares (including the amount of any non-U.S. withholding taxes) will be taxed as dividends, to the extent that they are paid out of IGT PLC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions will be includable in a U.S. holder’s gross income as ordinary dividend income on the day actually or constructively received by the U.S. holder. The gross amount of the dividends paid by IGT PLC to U.S. holders may be eligible to be taxed at reduced rates applicable to “qualified dividend income.” Recipients of dividends from foreign corporations will be taxed at this rate, provided that certain holding period requirements are satisfied and certain other requirements are met, if the dividends are received from certain “qualified foreign corporations,” which generally include corporations eligible for the benefits of an income tax treaty with the United States that the U.S. Secretary of the Treasury determines is satisfactory and includes an information exchange program. Dividends paid with respect to stock of a foreign corporation which is readily tradable on an established securities market in the United States will also be treated as having been received from a “qualified foreign corporation.” The U.S. Department of the Treasury and the IRS have determined that the U.K.-U.S. Income Tax Treaty is satisfactory for this purpose and IGT PLC believes that it is eligible for benefits under such Income Tax

Treaty. In addition, the U.S. Department of the Treasury and the IRS have determined that common stock is considered readily tradable on an established securities market if it is listed on an established securities market in the United States, such as the NYSE. Dividends paid by IGT PLC will not qualify for the dividends received deduction otherwise available to corporate shareholders.

To the extent that the amount of any dividend exceeds IGT PLC’s current and accumulated earnings and profits for a taxable year, the excess will first be treated as a tax-free return of capital, causing a reduction in the U.S. holder’s adjusted basis in IGT PLC ordinary shares. The balance of the excess, if any, will be taxed as capital gain, which would be long-term capital gain if the holder has held the IGT PLC ordinary shares for more than one year at the time the dividend is received as described below under “Sale, Exchange or Other Taxable Disposition.”

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

IGT PLC believes that IGT PLC ordinary shares should not be treated as shares of a PFIC in the taxable year in which the Mergers are completed, and IGT PLC does not expect that it will become a PFIC in the future. However, there can be no assurance that the IRS will not successfully challenge this position or that IGT PLC will not become a PFIC at some future time as a result of changes in IGT PLC’s assets, income or business operations.

Information Reporting and Backup Withholding

U.S. individuals (and, under proposed regulations, certain entities) with interests in “specified foreign financial assets” (including, among other assets, IGT PLC ordinary shares, unless such shares were held on such U.S. holder’s behalf through certain financial institutions) with values in excess of certain thresholds are required to file an information report with the IRS. Taxpayers who fail to file the form when required are subject to penalties. You should consult your own tax advisor as to the possible obligation to file such information reports in light of your particular circumstances.

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

U.K. resident individual shareholders

An individual shareholder who is resident in the U.K. for tax purposes and who receives a dividend from

IGT PLC will be entitled to a tax credit which may be set off against such individual shareholder’s total income tax liability on the dividend. Such an individual shareholder’s liability to income tax is calculated on the aggregate of the dividend and the tax credit (the “gross dividend”) which will be regarded as the top slice of the individual’s income. The tax credit is equal to 10% of the gross dividend (i.e. one-ninth of the amount of the cash dividend received).

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

Other corporate shareholders resident in the U.K. for tax purposes will not be subject to U.K. corporation tax on any dividend received from IGT PLC so long as the dividends fall within an exempt class and certain conditions are met. For example, (1) dividends paid on shares that are not redeemable and do not carry any present or future preferential rights to dividends or to a company’s assets on its winding up, and (2) dividends paid to a person holding less than a 10% interest in IGT PLC should generally fall within an exempt class. However, the exemptions mentioned above are not comprehensive and are subject to anti-avoidance rules.

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

If an individual shareholder who is subject to income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of IGT PLC ordinary shares, the applicable rate will be 28% (20% from April 2016, subject to the enactment of the Finance Bill). For an individual shareholder who is subject to income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate would be 0% (from April 2016, subject to the enactment of the Finance Bill).

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

Shareholders and/or potential investors who are in any doubt as to their tax position, or who are subject to tax in any jurisdiction other than the U.K., should consult a suitable professional advisor.

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

This section does not apply to shareholders subject to special rules, including:

•                  non profit organizations, foundations and associations that are not subject to tax;

•                  Italian commercial partnerships and assimilated entities (società in nome collettivo, in accomandita semplice);

•                  Italian noncommercial partnerships (società semplice);

•                  Individuals holding the shares in connection with the exercise of a business activity; and

•                  Italian real estate investment funds (fondi comuni di investimento immobiliare) and Italian real estate SICAF ( società di investimento a capitale fisso ).

In addition, where specified, this section also applies to Italian pension funds, Italian investment funds (fondi comuni di investimento mobiliare ), Società di Investimento Collettivo A Capitale Variabile (“SICAVs”) and Societa di Investimento Collettivo A Capitale Fisso (“SICAFs”) other than real estate SICAFs.

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

This section is based upon tax laws and applicable tax treaties and what is understood to be the current practice in Italy in effect on the date of the filing of this Form 20-F which may be subject to changes in the future, even on a retroactive basis. Italian Shareholders and Non-Italian Shareholders should consult their own advisors as to the Italian tax consequences of the ownership and disposal of IGT PLC ordinary shares in their particular circumstances.

Ownership of IGT PLC Ordinary Shares

Italian Shareholders

Taxation of Dividends

The tax treatment applicable to dividend distributions depends upon the nature of the dividend recipient, as summarized below.

Italian resident individual shareholders

Dividends paid by a non-Italian resident company, such as IGT PLC, to Italian resident individual shareholders are subject to a 26% tax. Such tax (i) may be applied by the taxpayer in its tax return or (ii) if an Italian withholding agent intervenes in the collection of the dividends, may be withheld by such withholding agent.

In the event that a taxpayer elects to be taxed under the “Regime del Risparmio Gestito” (discussed below in the paragraph entitled “—Taxation of Capital Gains—Italian resident individual shareholders”), dividends are not subject to the 26% tax, but are subject to taxation under such “Regime del Risparmio Gestito.”

Pursuant to Law Decree No. 167, dated June 28, 1990, as amended, Italian resident individual shareholders who hold (or are beneficial owners of) foreign financial activities not being deposited or otherwise held or traded through Italian resident financial intermediaries must, in certain circumstances, disclose the aforesaid to the Italian tax authorities in their income tax return.

Italian resident corporations

Subject to the paragraph below, Italian Shareholders subject to Italian corporate income tax (“IRES”) should benefit from a 95% exemption on dividends if certain conditions are met. The remaining 5% of dividends are treated as part of the taxable business income of such Italian resident corporations, subject to tax in Italy under the IRES.

Dividends, however, are fully subject to tax in the following circumstances: (i) dividends paid to taxpayers using IAS/IFRS in relation to shares accounted for as “held for trading” on the balance sheet of their statutory accounts; or (ii) dividends paid in relation to shares acquired through repurchase transactions, stock lending and similar transactions, unless the beneficial owner of such dividends would have benefited from the 95% exemption described in the above paragraph.

For certain companies operating in the financial field and subject to certain conditions, dividends are also included in the tax base for the regional tax on productive activities (Imposta regionale sulle attività produttive —“IRAP”).

Italian pension funds

Dividends paid to Italian pension funds (subject to the regime provided for by Article 17 of Italian Legislative Decree No. 252 dated December 5, 2005) are not subject to any withholding tax, but must be included in the result of the relevant portfolio accrued at the end of the tax period, which is subject to substitute tax at the rate of 20%. Under certain conditions provided for by Article 1(92) of the Law dated December 23, 2014, No. 190 (published in the Official Gazette dated December 29, 2014), pensions funds may be granted a tax credit equal to 9% of the result accrued at the end of the tax period and subject to the substitute tax.

Italian investment funds (fondi comuni di investimento mobiliare), SICAVs and SICAFs.

Dividends paid to Italian investment funds, SICAVs and SICAFs are neither subject to any withholding tax nor to any taxation at the level of the fund, SICAV or SICAF. A withholding tax may apply in certain circumstances at the rate of up to 26% on distributions made by the investment funds, SICAVs or SICAFs.

Taxation of Capital Gains

Italian resident individual shareholders

Capital gains realized upon disposal of shares or rights by an Italian resident individual shareholder are subject to Italian final substitute tax (imposta sostitutiva ) at a 26% rate.

Capital gains and capital losses realized in the relevant tax year have to be declared in the annual income tax return (Regime di Tassazione in Sede di Dichiarazione dei Redditi). Losses in excess of gains may be carried forward against capital gains realized in the four subsequent tax years. While losses generated as of July 1, 2014 can be carried forward for their entire amount, losses realized until December 31, 2011 can be carried forward for 48.08% of their amount only, and losses realized between January 1, 2012 and June 30, 2014 for 76.92% of their amount.

As an alternative to the Regime di Tassazione in Sede di Dichiarazione dei Redditi described in the above paragraph, Italian resident individual shareholders may elect to be taxed under one of the two following regimes:

(i) Regime del Risparmio Amministrato: Under this regime, separate taxation of capital gains is allowed subject to (i) the shares and rights in respect of the shares being deposited with Italian banks, società di intermediazione mobiliare or certain authorized financial intermediaries resident in Italy for tax purposes and (ii) an express election for the Regime del Risparmio Amministrato being timely made in writing by the relevant shareholder. Under the Regime del Risparmio Amministrato, the financial intermediary is responsible for accounting for the substitute tax in respect of capital gains realized on each sale of the shares or rights on the shares, and is required to pay the relevant amount to the Italian tax authorities on behalf of the taxpayer, deducting a corresponding amount from the proceeds to be credited to the shareholder. Under the Regime del Risparmio Amministrato, where a sale of the shares or rights on the shares results in a capital loss, such loss may be deducted (up to 48.08% for capital losses realized until December 31, 2011 and up to 76.92% for capital losses realized between January 1, 2012 and June 30, 2014) from capital gains of the same kind subsequently realized under the same relationship of deposit in the same tax year or in the four subsequent tax years. Under the Regime del Risparmio Amministrato, the shareholder is not required to declare the capital gains in its annual tax return.

(ii) Regime del Risparmio Gestito: Under this regime, any capital gains accrued to Italian resident individual shareholders that have entrusted the management of their financial assets, including the shares and rights in respect of the shares, to an authorized Italian-based intermediary, and have elected for the Regime del Risparmio Gestito, are included in the computation of the annual increase in value of the managed assets accrued, even if not realized, at year-end, subject to the 26% substitute tax to be applied on behalf of the taxpayer by the managing authorized Italian-based intermediary. Under the Regime del Risparmio Gestito, any decline in value of the managed assets accrued at year-end may be carried forward (up to 48.08% if accrued until December 31, 2011 and up to 76.92% if accrued between January 1, 2012 and June 30, 2014) and set against increases in value of the managed assets which accrue in any of the four subsequent tax years. Under the Regime del Risparmio Gestito, the shareholder is not required to report capital gains realized in its annual tax declaration.

Italian resident corporations

Capital gains realized through the disposal of IGT PLC ordinary shares by Italian Shareholders which are companies subject to IRES benefit from a 95% exemption (referred to as the “Participation Exemption Regime”), if the following conditions are met:

i.                  the shares have been held continuously from the first day of the 12th month preceding the disposal; and

ii.               the shares were accounted for as a long-term investment in the first balance sheet closed after the acquisition of the shares (for companies adopting IAS/IFRS, shares are considered to be a long-term investment if they are different from those accounted for as “held for trading”).

Based on the assumption that IGT PLC is a resident of the U.K. for tax purposes, that its ordinary shares are listed on a regulated market, that its value will be predominantly composed of shareholdings in companies carrying on a business activity and not resident in a State with a preferential tax system, the two additional conditions set forth by Article 87 of the CTA in order to enjoy the Participation Exemption Regime (i.e. the company is not resident in a State with a preferential tax system and carries on a business activity) are both met.

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

Italian pension funds

Capital gains realized by Italian pension funds are not subject to any withholding or substitute tax. Capital gains and capital losses must be included in the result of the relevant portfolio accrued at the end of the tax period, which is subject to a 20% substitute tax. Under certain conditions provided for by Article 1(92) of the Law dated December 23, 2014, No. 190 (published in the Official Gazette dated December 29, 2014) pension funds may be granted a tax credit equal to 9% of the result accrued at the end of the tax period and subject to the substitute tax.

Italian investment funds (fondi comuni di investimento mobiliare), SICAVs and SICAFs.

Capital gains realized by Italian investment funds, SICAVs and SICAFs are not subject to any withholding or substitute tax. Capital gains and capital losses must be included in the investment funds, SICAV’s and SICAF’s annual results, which are not subject to tax. A withholding tax may apply in certain circumstances at the rate of up to 26% on distributions made by the funds, SICAVs and SICAFs.

IVAFE-Imposta sul Valore delle Attività Finanziarie detenute all’Estero

According to Article 19 of the Law Decree of December 6, 2011, No. 201 (“Decree No. 201/2011”), implemented by the Law dated December 22, 2011, No. 214, Italian resident individuals holding financial assets—including shares—outside the Italian territory are required to pay a special tax (IVAFE) at the rate of 0.20%. The tax applies on the market value (or, in the lack thereof, on the nominal value or the redemption value) at the end of the relevant year of such financial assets held outside the Italian territory.

Taxpayers may deduct from the tax due a tax credit equal to any wealth taxes paid in the State where the financial assets are held (up to the amount of the Italian tax due).

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

Receipt of the entitlement to instruct the Nominee on how to vote in respect of special voting shares

An Italian Shareholder that receives the entitlement to instruct the Nominee on how to vote in respect of special voting shares issued by IGT PLC should in principle not recognize any taxable income upon the receipt of such entitlement.  Under a possible interpretation, the issue of special voting shares can be treated as the issue of bonus shares free of charge to the shareholders out of existing available reserves of IGT PLC. Such issue should not have any material effect on the allocation of the tax basis of an Italian Shareholder between its IGT PLC ordinary shares and the corresponding IGT PLC special voting shares.  Because the special voting shares are not transferable and their very limited economic rights (equal to a fraction of the aggregate sum of $1) can be enjoyed only at the time of a return of capital of the company, of a winding up or otherwise, IGT PLC believes and intends to take the position that the tax basis and the fair market value of the special voting shares is minimal. However, because the determination of the tax basis and fair market value of the special voting shares is not governed by any guidance that directly addresses such a situation and is unclear, the Italian tax authorities could assert that the tax basis and fair market value of the special voting shares as determined by IGT PLC are incorrect.

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

Stamp Duty (Imposta di bollo)

According to Article 19 of Decree No. 201/2011, a proportional stamp duty applies on a yearly basis on the market value (or, in the lack thereof, on the nominal value or the redemption value) of any financial product or financial instrument. The stamp duty applies at the rate of 0.20% and, in respect of Italian Shareholders or Non-Italian Shareholders other than individuals, it cannot exceed €14,000. The stamp duty applies with respect to any Italian Shareholders or Non-Italian Shareholders (other than banks, insurance companies, investments and pension funds and certain other financial intermediaries) to the extent that the shares are held through an Italian-based banking or financial intermediary or insurance company.

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

Depending upon the risk assessment, we use selected derivative hedging instruments, including principally interest rate swaps and forward currency contracts, for the purposes of managing interest rate risk and currency risks arising from our operations and sources of financing.  Our policy is not to enter into such contracts for speculative purposes. Our accounting policies regarding derivatives are set out in Note 2 and disclosures regarding our derivatives are set out in Note 8 to the Consolidated Financial Statements.

The following section provides qualitative and quantitative disclosures on the effects that these risks may have. The quantitative data reported below does not have any predictive value and does not reflect the complexity of the markets or reactions which may result from any changes that are assumed to have taken place.

Interest Rate Risk

Credit Facilities and Indebtedness

Our exposure to changes in market interest rates relates primarily to our cash and financial liabilities which bear floating interest rates. Our policy is to manage interest cost using a mix of fixed and variable rate debt. We have historically used various techniques to mitigate the risks associated with future changes in interest rates, including entering into interest rate swap and treasury rate lock agreements. Disclosures regarding our derivatives are set out in Note 8 to our Consolidated Financial Statements.

Until 2014 we were exposed to floating rates of interest particularly relating to the Legacy GTECH Credit Facilities (which were repaid in 2014).  In addition, we had entered into interest rate swaps to swap a portion of the Legacy GTECH Notes due 2016 into floating rate interest. During 2014, the Legacy GTECH Notes due 2016 and the prior credit facilities were repaid. In 2014, our exposure to floating rates of interest related primarily to the Revolving Credit Facilities which we entered into in November 2014.

In 2015, our exposure to floating rates of interest related primarily to the Revolving Credit Facilities and the Term Loan Facilities.

As of December 31, 2015, there were $625 million (notional value) in interest rate swaps and approximately 28% of our net debt portfolio was exposed to interest rate fluctuations. As of December 31, 2014 there were no interest rate swaps outstanding and approximately 30% of our net debt portfolio was exposed to interest rate fluctuations.

A hypothetical 10 basis points increase in interest rates for the year ended December 31, 2015, with all other variables held constant, would have resulted in a decrease in our income (loss) before income taxes of approximately $2.4 million ($0.9 million and $0.6 million for the years ended December 31, 2014 and 2013, respectively).

Costs to Fund Jackpot Liabilities

Fluctuations in prime, treasury and agency rates due to changes in market and other economic conditions directly impact our cost to fund jackpots and corresponding gaming operating income. If interest rates decline, jackpot cost increases and operating income decreases. We estimate a hypothetical decline of 100 bps in applicable interest rates would have reduced our operating income by approximately $2.2 million in 2015. We do not manage this exposure with derivative financial instruments.

Foreign Currency Exchange Rate Risk

We operate on an international basis across a number of geographical locations. We are exposed to (i) transactional foreign exchange risk when an entity enters into transactions in a currency other than its functional currency, and (ii) translation foreign exchange risk which arises when we translate the financial statements of our foreign entities into U.S. dollars for the preparation of the consolidated financial statements.

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

The principal foreign currency to which we are exposed is the euro. A hypothetical 10% decrease in the US dollar to euro exchange rate, with all other variables held constant, would have further reduced our loss before income taxes by $357.4 million for 2015 and reduced our income before income taxes by $1.5 million and $3.4 million for 2014 and 2013, respectively.

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

As of December 31, 2015, we had forward contracts for the sale of approximately $272.1 million of foreign currency (primarily British pounds, US dollars and euro) and the purchase of approximately $85.2 million of foreign currency (primarily Swedish krona, euro and US dollars).

As of December 31, 2014, we had forward contracts for the sale of approximately $513.1 million of foreign currency (primarily euro, US dollars and British pounds) and the purchase of approximately $445.6 million of foreign currency (primarily euro and Swedish krona).

Translation Risk

Certain of our subsidiaries are located in countries which are outside of the United States, in particular the Eurozone. As our reporting currency is the US dollar, the income statements of those entities are converted into US dollars using the average exchange rate for the period, and while revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in US dollars. The monetary assets and liabilities of consolidated entities that have a reporting currency other than the US dollar are translated into US dollars at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the consolidated statement of changes in equity within other reserves.

Our foreign currency exposure primarily arises from changes between the US dollar and the euro and the US dollar and Swedish krona. A hypothetical 10% decrease in the US dollar to euro exchange rate, with all other variables held constant, would have reduced equity by $42.1 million for 2015 and increased equity by $79.4 million and $50.9 million for 2014 and 2013, respectively. A hypothetical 10% decrease in the US dollar to Swedish krona exchange rate, with all other variables held constant, would have reduced equity by $18.6 million, $12.3 million and $13.9 million for 2015, 2014 and 2013, respectively.

Liquidity Risk

Liquidity risk is the risk of not being able to fulfill present or future obligations if we do not have sufficient funds available to meet such obligations. Liquidity risk arises mostly in relation to cash flows generated and used in working capital and from financing activities, particularly by servicing our debt, in terms of both interest and capital, and our payment obligations relating to our ordinary business activities. We believe that the cash which we generate from our operating activities, together with our committed borrowing capacity, will be sufficient to meet our financial obligations and operating requirements in the foreseeable future. Therefore, we do not believe that we are exposed to a significant concentration of liquidity risk.

Credit Risk

Our credit risk primarily arises from cash and trade receivables. We have established risk management policies whereby we hold our cash deposits with major, financially sound counterparties with high credit ratings and limit exposure to any one credit party.

We enter into commercial transactions only with recognized, creditworthy third parties. A significant portion of our trade receivables are from government lottery entities which we therefore consider to pose insignificant credit risk. Additionally, we do not have significant credit risk to any one customer. Geographically, credit risk is concentrated as follows:

	December 31,
	2015		2014
in thousands	$	%	$	%
United States	371,708	32%	109,781	12%
Italy	368,151	32%	595,403	65%
Latin America	185,036	16%	93,527	10%
Europe and Africa	168,357	14%	98,601	11%
Other	70,248	6%	24,454	3%
	1,163,500	100%	921,766	100%

Reconciliation to Balance Sheet:
Trade and other receivables, net	959,592		919,606
Customer financing receivables, net - non-current	137,136		—
Customer financing receivables, net - current	62,709		—
Other receivables, net - non-current	4,063		2,160
	1,163,500		921,766

The Company has $39.4M of outstanding receivables due from the State of Illinois, which remain unpaid pending the approval of the 2015 Illinois budget approval. The Company believes these amounts are collectible and has not reserved for this balance.

Commodity Price Risk

Our exposure to commodity price changes is not considered material and is managed through our procurement and sales practices.

Item 12.              Description of Securities Other than Equity Securities

Not applicable.

Item 13.              Defaults, Dividends Arrearages and Delinquencies

None.

Item 14.              Material Modifications to the Rights of Security holders and Use of Proceeds

See the discussion of the Mergers in “Item 4. Information on the Company - A. History and Development of the Company-Acquisition of International Game Technology” and the description of the loyalty scheme in “Item 10. Additional Information - B. Memorandum and Articles of Association - Loyalty Plan.”

Item 15.              Controls and procedures

A.            Disclosure Controls and Procedures

Management maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)  is recorded, processed, summarized and reported within time periods specified in the rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.  In designing and evaluating our disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and we necessarily were required to apply our judgment in evaluating whether the benefits of the controls and procedures that we adopt outweigh their costs.

As required by Rule 13a-15(b) under the Exchange Act, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in rule 13a-15(e) under the Exchange Act) as of December 31, 2015 was conducted under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2015.

B.            Management’s Report on Internal Control over Financial Reporting

IGT’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

IGT’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s internal control over financial reporting includes those policies and procedures that:

•                  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of IGT;

•                  provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with generally accepted accounting principles; and that receipts and expenditures of IGT are made only in accordance with authorizations of IGT’s management and directors; and

•                  provide reasonable assurance that unauthorized acquisition, use or disposition of IGT’s assets, that could have a material effect on the financial statements, would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

IGT’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2015 based upon the framework presented in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, management concluded that IGT’s internal control over financial reporting was effective as of December 31, 2015.  IGT PLC is a non-accelerated filer and therefore is not required to include an attestation report from its independent registered public accounting firm related to internal control over financial reporting.

C.            Attestation Report of the Registered Public Accounting Firm

Not applicable.

D.            Changes in Internal Control

On April 7, 2015, we completed our acquisition of U.S. – based International Game Technology. We have extended our oversight and monitoring processes that support our internal control over financial reporting to include these operations.  We are continuing to integrate these acquired operations into our overall internal control over financial reporting process. There has been no other change in our internal control over financial reporting annual period ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

A.                  Audit Committee Financial Expert

Our Board of Directors has determined that two members of the Audit Committee, namely, Sir Jeremy Hanley and Vincent L. Sadusky, are each audit committee financial experts. Both are independent directors under the NYSE standards.

B.                  Code of Ethics

We have adopted a Code of Ethics for Principal Executive Officer and Senior Financial Officers which is applicable to our principal executive officer, principal financial officer, the principal accounting officer and controller, and any persons performing similar functions. This code of ethics is posted on our website, www.igt.com, and may be found as follows:  from our main page, first click on “Investors” and then on “Management and Governance” and then on “Documents.” The information contained on our website is not included in, or incorporated by reference into, this annual report on Form 20-F.

C.                  Principal Accountant Fees and Services

Beginning with the financial year ended December 31, 2015, PricewaterhouseCoopers LLP (“PwC US”) is serving as the Company’s independent auditor. PricewaterhouseCoopers S.p.A. (“PwC Italy”) acted in this role for the financial year ended December 31, 2014.

“PwC Entities” means PricewaterhouseCoopers LLP, the auditor of the Company, as well as all of the foreign entities belonging to the PwC network.

The following table sets forth the aggregate fees for professional services and other services rendered by PwC Entities in 2015 and 2014.

	For the Years Ended December 31,
($ thousands)	2015	2014

Audit fees	9,496	6,819
Audit-related fees	3,312	307
Tax fees	1,245	49
All other fees	860	522
	14,913	7,697

•                  Audit fees consist of fees billed for professional services in connection with our annual financial statements, reviews of interim financial statements as well as comfort letters issued in relation to capital market transactions and included those required for some transactions by regulations abroad.

•                  Audit-related fees are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, agreed upon procedures for certain financial statement areas and are not reported under “Audit fees.”

•                  Tax fees consist of fees billed for professional services for tax planning and compliance.

•                  All other fees consist of fees billed for services other than those reported above and mainly comprise services in relation to the Mergers.

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee pre-approves engagements of our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm.

D.                         Exemptions from the Listing Standards for Audit Committees

None.

E.                         Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We currently have neither purchased any common shares of the Company nor announced any share buyback plans.

F.                          Change in Registrant’s Certifying Accountant

Appointment of PwC-US and Dismissal of PwC-Italy

Following the Company’s acquisition of legacy IGT, the Company dismissed PricewaterhouseCoopers SpA (PwC-Italy) as the Company’s independent registered public accounting firm on July 28, 2015. PwC-Italy did not report on any periods prior to the year-ended December 31, 2014 because those periods were reported on by Ernst & Young SpA (EY).The Audit Committee of the Board of Directors approved the dismissal of PwC-Italy.

The report of PwC-Italy on the financial statements of the Company for the year ended December 31, 2014 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

From May 8, 2014, the date of appointment of PwC-Italy as the Company’s independent statutory auditors for the year ended December 31, 2014 and through July 28, 2015, there were no disagreements with PwC-Italy on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC-Italy, would have caused it to make reference thereto in connection with its report on the financial statements of the Company for such year. From May 8, 2014, the date of appointment of PwC-Italy as the Company’s independent statutory auditors for the year ended December 31, 2014 and through July 28, 2015, there were not reportable events as defined under Item 16F (a)(1)(v) of Form 20-F. The Company has requested PwC-Italy to furnish it a letter addressed to the SEC stating whether it agrees with the statements related to them. A copy of that letter is filed as an Exhibit to this Form 20-F.

Following the Company’s acquisition of legacy IGT, the Audit Committee recommended and approved the selection of PricewaterhouseCoopers LLP (PwC-US), on July 28, 2015, as the Company’s new independent registered public accounting firm.  The Company engaged PwC-US on November 9, 2015.

PwC-US served as a component auditor and reported on such work to PwC-Italy for the audit for the year ended December 31, 2014. During the years ended December 31, 2014 and 2013 and through November 9, 2015, the Company did not consult PwC-US regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant’s financial statements, and neither a written report was provided to the Registrant or oral advice was provided that PwC-US concluded was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F other than those matters in the ordinary course of the audit.

Re-appointment of EY and PwC-Italy for Form 20-F Filing

The Company had previously prepared its financial statements for 2014 and 2013 on the basis of International Financial Reporting Standards as issued by the IASB (IFRS).  For purposes of this 2015 annual report on Form 20-F, the Company has elected to prepare its financial statements for the years ended December 31, 2015, 2014 and 2013 on a US GAAP basis.  Accordingly, in connection with the preparation of the 2015 20-F, the Audit Committee re-engaged EY to audit the financial statements for the year ended December 31, 2013 as prepared under US GAAP, which is the same period on which EY previously reported on financial statements prepared under IFRS. The Company will dismiss EY upon the filing of this 20-F on April 29, 2016.

The report of EY on the financial statements of the Company for the year ended December 31, 2013 prepared under US GAAP did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the year ended December 31, 2013 and through April 29, 2016, there were no disagreements with EY on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure, which disagreement (s), if not resolved to the satisfaction of EY, would have caused it to make reference thereto in connection with its report on the financial statements of the Company for such year. During the year ended December 31, 2013 and through April 29, 2016, there were no reportable events as defined under Item 16F (a)(1)(v) of Form 20-F.  The Company has requested EY to furnish it a letter addressed to the SEC stating whether it agrees with the statements related to them. A copy of that letter is filed as an Exhibit to this Form 20-F

In connection with the preparation of the 2015 20-F under US GAAP and for the same reasons as noted above for EY, the Company re-engaged PwC-Italy to audit the 2014 financial statements as prepared under US GAAP. The Company will dismiss PwC-Italy upon the filing of the 20-F on April 29, 2016.

The report of PwC-Italy on the US GAAP financial statements of the Company for the year ended December 31, 2014 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the year ended December 31, 2014 and through April 29, 2016, there were no disagreements with PwC-Italy on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure, which disagreement (s), if not resolved to the satisfaction of PwC-Italy, would have caused it to make reference thereto in connection with its report on the financial statements of the Company for such year. During the year ended December 31, 2013 and through April 28, 2016, there were no reportable events as defined under Item 16F (a)(1)(v) of Form 20-F.

G.                        Corporate Governance

IGT PLC is a company organized under the laws of England and Wales and qualifies as a foreign private issuer under the rules and regulations of the SEC and the listing standards of the NYSE. In accordance with the NYSE listing rules related to corporate governance, listed companies that are foreign private issuers are permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are otherwise applicable to listed companies. However, for as long as the Company’s ordinary shares are listed on the NYSE, IGT PLC will comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Company is a foreign private issuer.

H.  Mine Safety Disclosure

Not applicable.

Item 17.          Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.          Financial Statements

The audited consolidated financial statements as required under item 18 are attached hereto starting on page F-1 of this annual report on Form 20-F.

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

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ Alberto Fornaro
Name: Alberto Fornaro
Title: Chief Financial Officer

Dated:  April 29, 2016

INDEX TO EXHIBITS

Exhibit	Description

1.1

Articles of Association of International Game Technology PLC, dated April 7, 2015 (incorporated herein by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F filed by International Game Technology PLC on May 15, 2015).

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

2.1

First Supplemental Trust Deed dated April 7, 2015 relating to the Trust Deed dated December 2, 2010 in respect of €500,000,000 5.375% Guaranteed Notes due February 2, 2018 among International Game Technology PLC, as the Issuer; certain subsidiaries of International Game Technology PLC, as the Initial Guarantors; certain subsidiaries of International Game Technology PLC, as the Additional Guarantors; and BNY Mellon Corporate Trustee Services Limited, as the Trustee (incorporated herein by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by International Game Technology on April 10, 2015).

2.2

First Supplemental Trust Deed dated April 7, 2015 relating to the Trust Deed dated December 5, 2012 in respect of €500,000,000 3.500% Guaranteed Notes due March 5, 2020 among International Game Technology PLC, as the Issuer; certain subsidiaries of International Game Technology PLC, as the Initial Guarantors; certain subsidiaries of International Game Technology PLC, as the Additional Guarantors; and BNY Mellon Corporate Trustee Services Limited, as the Trustee (incorporated herein by reference to Exhibit 4.7 to the Current Report on Form 8-K filed by International Game Technology on April 10, 2015).

2.3

Senior Facilities Agreement dated November 4, 2014, as amended April 2, 2015 and October 29, 2015, for the US$1,800,000,000 and €1,050,000,000 multicurrency revolving credit facilities among GTECH S.p.A., as the Parent and a Borrower; GTECH Corporation, as a Borrower; J.P. Morgan Limited and Mediobanca — Banca di Credito Finanziario S.p.A., as the Global Coordinators, Bookrunners and Mandated Lead Arrangers; the entities listed in Part III of Schedule I thereto, as the Bookrunners and Mandated Lead Arrangers, the entities listed in Part IV of Schedule I thereto, as the Mandated Lead Arrangers; the entities listed in Part V of Schedule I thereto, as the Arrangers, the financial institutions listed in Part IIA of Schedule I thereto, as the Original Lenders; The Royal Bank of Scotland plc, as the Agent; The Royal Bank of Scotland plc, as the Issuing Agent; KeyBank National Association, as the Swingline Agent; and the financial institutions listed in Part IIB of Schedule I thereto, as the Original US Dollar Swingline Lenders.

2.4

Senior Facilities Agreement dated January 29, 2015, as amended October 27, 2015, for the €800,000,000 term loan facilities among GTECH S.p.A., as the Original Borrower and the Parent; GTECH Corporation, as the Original Guarantor; Banca IMI S.p.A., BNP Paribas, Italian Branch, Mediobanca — Banca di Credito Finanziario S.p.A. and UniCredit Bank AG, Milan Branch, as the Mandated Lead Arrangers; BNP Paribas, Italian Branch and UniCredit Bank AG, Milan Branch, as the Original International Lenders; Intesa Sanpaolo S.p.A. and Mediobanca — Banca di Credito Finanziario S.p.A., as the Original Italian Lenders; and Mediobanca — Banca di Credito Finanziario S.p.A., as the Agent.

2.5

Indenture dated as of April 7, 2015 among International Game Technology PLC, as the Issuer; certain subsidiaries of International Game Technology PLC, as the Initial Guarantors; BNY Mellon Corporate Trustee Services Limited, as Trustee; The Royal Bank of Scotland plc, as Security Agent; The Bank of New York Mellon, London Branch, as Euro Paying Agent and Transfer Agent; The Bank of New York Mellon, as Dollar Paying Agent and Dollar Registrar; and The Bank of New York Mellon (Luxembourg) S.A., as Euro Registrar, with respect to $600,000,000 5.625% Senior Secured Notes due February 15, 2020, $1,500,000,000 6.250% Senior Secured Notes due February 15, 2022, $1,100,000,000 6.500% Senior Secured Notes due February 15, 2025, €700,000,000 4.125% Senior Secured Notes due February 15, 2020 and €850,000,000 4.750% Senior Secured Notes due February 15, 2023 (incorporated herein by reference to Exhibit 4.8 to the Current Report on Form 8-K filed by International Game Technology on April 10, 2015).

Exhibit	Description

2.6

Indenture dated as of June 15, 2009 between International Game Technology, as the Company, and Wells Fargo Bank, National Association, as the Trustee (Senior Debt Securities) (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by International Game Technology on June 15, 2009).

2.7

First Supplemental Indenture dated as of June 15, 2009 between International Game Technology, as the Company, and Wells Fargo Bank, National Association, as the Trustee (Creating a Series of Securities Designated 7.50% Notes due 2019) (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by International Game Technology on June 15, 2009).

2.8

Amendment No. 1 dated as of October 20, 2014 between International Game Technology, as the Company; and Wells Fargo Bank, National Association, as the Trustee, to the Indenture dated as of June 15, 2009, as supplemented by the First Supplemental Indenture dated as of June 15, 2009 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by International Game Technology on October 22, 2014).

2.9

Amendment No. 2 dated as of April 7, 2015 among International Game Technology, as the Company; Wells Fargo Bank, National Association, as the Trustee; and The Royal Bank of Scotland plc, as the Security Agent, to the Indenture dated as of June 15, 2009, as supplemented by the First Supplemental Indenture dated as of June 15, 2009 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by International Game Technology on April 10, 2015).

2.10

Amendment No. 3 dated as of April 22, 2015 among International Game Technology, as the Company; International Game Technology PLC and certain subsidiaries of International Game Technology PLC, as the Guarantors; and Wells Fargo Bank, National Association, as the Trustee, to the Indenture dated as of June 15, 2009, as supplemented by the First Supplemental Indenture dated as of June 15, 2009 (incorporated herein by reference to Exhibit 4.25 of the Company’s Annual Report on Form 20-F filed by International Game Technology PLC on May 15, 2015).

2.11

Second Supplemental Indenture dated as of June 8, 2010 between International Game Technology, as the Company, and Wells Fargo Bank, National Association, as the Trustee (Creating a Series of Securities Designated 5.500% Notes due 2020) (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by International Game Technology on June 8, 2010).

Exhibit	Description

2.12

Amendment No. 1 dated as of April 7, 2015 among International Game Technology, as the Company; Wells Fargo Bank, National Association, as the Trustee; and The Royal Bank of Scotland plc, as the Security Agent, to the Indenture dated as of June 15, 2009, as supplemented by the Second Supplemental Indenture dated as of June 8, 2010 (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by International Game Technology on April 10, 2015).

2.13

Amendment No. 2 dated as of April 22, 2015 among International Game Technology, as the Company; International Game Technology PLC and certain subsidiaries of International Game Technology PLC, as the Guarantors; and Wells Fargo Bank, National Association, as the Trustee, to the Indenture dated as of June 15, 2009, as supplemented by the Second Supplemental Indenture dated as of June 8, 2010 (incorporated herein by reference to Exhibit 4.26 of the Company’s Annual Report on Form 20-F filed by International Game Technology PLC on May 15, 2015).

2.14

Amendment No. 3 dated as of April 23, 2015 between International Game Technology, as the Company; and Wells Fargo Bank, National Association, as the Trustee, to the Indenture dated as of June 15, 2009, as supplemented by the Second Supplemental Indenture dated as of June 8, 2010 (incorporated herein by reference to Exhibit 4.28 of the Company’s Annual Report on Form 20-F filed by International Game Technology PLC on May 15, 2015).

2.15

Third Supplemental Indenture dated as of September 19, 2013 between International Game Technology, as the Company, and Wells Fargo Bank, National Association, as the Trustee (Creating a Series of Securities Designated 5.350% Notes due 2023) (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by International Game Technology on September 19, 2013).

2.16

Amendment No. 1 dated as of April 7, 2015 among International Game Technology, as the Company; Wells Fargo Bank, National Association, as the Trustee; and The Royal Bank of Scotland plc, as the Security Agent, to the Indenture dated as of June 15, 2009, as supplemented by the Third Supplemental Indenture dated as of September 19, 2013 (incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by International Game Technology on April 10, 2015).

2.17

Amendment No. 2 dated as of April 22, 2015 among International Game Technology, as the Company; International Game Technology PLC and certain subsidiaries of International Game Technology PLC, as the Guarantors; and Wells Fargo Bank, National Association, as the Trustee, to the Indenture dated as of June 15, 2009, as supplemented by the Third Supplemental Indenture dated as of September 19, 2013 (incorporated herein by reference to Exhibit 4.27 of the Company’s Annual Report on Form 20-F filed by International Game Technology PLC on May 15, 2015).

2.18

Amendment No. 3 dated as of April 23, 2015 between International Game Technology, as the Company; and Wells Fargo Bank, National Association, as the Trustee, to the Indenture dated as of June 15, 2009, as supplemented by the Third Supplemental Indenture dated as of September 19, 2013 (incorporated herein by reference to Exhibit 4.29 of the Company’s Annual Report on Form 20-F filed by International Game Technology PLC on May 15, 2015).

Exhibit	Description

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

Exhibit	Description

Georgia Worldwide PLC) on January 2, 2015).

4.5

The Lotto Concession for the activation and operation of the network for the national lotto game between the Ministry of Finance and Lottomatica S.c.p.A, issued March 17, 1993, expiring June 8, 2016 (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015)

4.6

Instant Ticket Concession for the operation of the national instant ticket lottery games between the Amministrazione Autonoma dei Monopoli di Stato (now known as Agenzia delle Dogane e dei Monopoli) and Lotterie Nazionali S.r.l., issued and effective from October 1, 2010, expiring September 30, 2019 (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form F-4 filed by International Game Technology PLC (f/k/a Georgia Worldwide PLC) on January 2, 2015).

4.7

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

4.8

Lottomatica Group 2009-2015 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to the Post-Effective Amendment No. 1 on Form S-8 to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.9

Lottomatica Group 2010-2016 Stock Option Plan (incorporated herein by reference to Exhibit 99.2 to the Post-Effective Amendment No. 1 on Form S-8 to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.10

Lottomatica Group 2011-2017 Stock Option Plan (incorporated herein by reference to Exhibit 99.3 to the Post-Effective Amendment No. 1 on Form S-8 to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.11

Lottomatica Group 2012-2018 Stock Option Plan (incorporated herein by reference to Exhibit 99.4 to the Post-Effective Amendment No. 1 on Form S-8 to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.12

GTECH 2013-2019 Stock Option Plan (incorporated herein by reference to Exhibit 99.5 to the Post-Effective Amendment No. 1 on Form S-8 to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.13

GTECH 2014-2020 Stock Option Plan (incorporated herein by reference to Exhibit 99.6 to the Post-Effective Amendment No. 1 on Form S-8 to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.14

Lottomatica Group 2011-2015 Share Allocation Plan (incorporated herein by reference to Exhibit 99.7 to the Post-Effective Amendment No. 1 on Form S-8 to Form F-4 filed by International Game Technology PLC on April 6, 2015).

Exhibit	Description

4.15

Lottomatica Group 2012-2016 Share Allocation Plan (incorporated herein by reference to Exhibit 99.8 to the Post-Effective Amendment No. 1 on Form S-8 to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.16

GTECH 2013-2017 Share Allocation Plan (incorporated herein by reference to Exhibit 99.9 to the Post-Effective Amendment No. 1 on Form S-8 to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.17

GTECH 2014-2018 Share Allocation Plan (incorporated herein by reference to Exhibit 99.10 to the Post-Effective Amendment No. 1 on Form S-8 to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.18

International Game Technology 2002 Stock Incentive Plan (incorporated herein by reference to International Game Technology’s Proxy Statement (Commission File No. 001-10684), filed on January 18, 2011).

4.19	International Game Technology PLC 2015 Equity Incentive Plan, as amended.

4.20	Notice of Imposition of Trading Blackout Period Pursuant to Section 306(a) of the Sarbanes-Oxley Act of 2002, dated November 28, 2015

8.1	List of subsidiaries of the registrant.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers LLP

15.2	Consent of PricewaterhouseCoopers SpA

15.3	Consent of Reconta Ernst & Young SpA

15.4	Confirmatory Letter of Reconta Ernst & Young SpA

15.5	Confirmatory Letter of PricewaterhouseCoopers SpA

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit	Description

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

ITEM 18. FINANCIAL STATEMENTS

INTERNATIONAL GAME TECHNOLOGY PLC

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

International Game Technology PLC

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of International Game Technology PLC and its subsidiaries at December 31, 2015, and the results of their operations and their cash flows for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.   In addition, in our opinion, the financial statement schedule listed in the accompanying index as of and for the year ended December 31, 2015 presents fairly, in all material respects the information set forth therein when read in conjunction with the related consolidated financial statements.  These financial statements and financial statement schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, MA

April 29, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of

International Game Technology PLC (successor of GTECH SpA)

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of International Game Technology PLC and its subsidiaries at December 31, 2014, and the results of their operations and their cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.  In addition, in our opinion, the financial statement schedule listed in the accompanying index as of and for the year ended December 31, 2014 presents fairly, in all material respects the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers SpA

Rome, Italy

April 29, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

International Game Technology PLC (successor of GTECH S.p.A.)

We have audited the accompanying consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity of International Game Technology PLC (successor of GTECH S.p.A.) for the year ended December 31, 2013. Our audit also included the financial statement schedule listed in the index for the year ended December 31, 2013. These financial statements and schedule are the responsibility of International Game Technology PLC’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of International Game Technology PLC’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of International Game Technology PLC’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations of International Game Technology PLC (successor of GTECH S.p.A.) and its cash flows for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statements schedule, when considered in relation to the basic financial statement taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Reconta Ernst & Young S.p.A.
Rome, Italy
April 29, 2016

International Game Technology PLC

Consolidated Balance Sheets

($ thousands, except par value and number of shares)

	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	627,484	317,106
Restricted cash and investments	169,101	108,115
Trade and other receivables, net	959,592	919,606
Inventories	269,982	184,593
Other current assets	423,701	211,786
Income taxes receivable	35,514	11,425
Total current assets	2,485,374	1,752,631

Systems, equipment and other assets related to contracts, net	1,127,518	1,086,426
Property, plant and equipment, net	349,677	123,542
Goodwill, net	6,830,499	3,958,881
Intangible assets, net	3,335,633	786,321
Other non-current assets	937,917	714,514
Deferred income taxes	48,074	12,982
Total assets	15,114,692	8,435,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,057,860	1,241,037
Other current liabilities	922,586	862,357
Current portion of long-term debt	160	849,600
Short-term borrowings	—	10,800
Income taxes payable	30,020	25,689
Total current liabilities	2,010,626	2,989,483

Long-term debt, less current portion	8,334,013	2,099,071
Deferred income taxes	941,418	198,606
Other non-current liabilities	462,493	200,417
Total non-current liabilities	9,737,924	2,498,094

Total Liabilities	11,748,550	5,487,577

Commitments and contingencies (Note 17)	—	—

Shareholders’ equity:
Common stock, par value $0.10 and $1.24 per share; 200,244,239 and 174,976,029 shares issued; 200,244,239 and 172,792,526 shares outstanding at December 31, 2015 and 2014, respectively	20,024	217,171
Additional paid-in capital	2,816,057	2,204,246
Treasury stock	—	(53,160)
Retained (deficit) earnings	(13,271)	46,377
Accumulated other comprehensive income	194,838	155,203
Total IGT PLC’s shareholders’ equity	3,017,648	2,569,837
Non-controlling interests	348,494	377,883
Total shareholders’ equity	3,366,142	2,947,720
Total liabilities and shareholders’ equity	15,114,692	8,435,297

The accompanying notes are an integral part of the consolidated financial statements.

International Game Technology PLC

Consolidated Statements of Operations

($ and shares in thousands, except per share amounts)

	For the year ended December 31,
	2015	2014	2013

Service revenue	3,977,693	3,489,969	3,460,516
Product sales	711,363	322,342	369,118
Total revenue	4,689,056	3,812,311	3,829,634

Cost of services	2,417,315	2,324,043	2,373,184
Cost of product sales	520,343	190,454	223,889
Selling, general and administrative	795,252	413,001	402,264
Research and development	277,401	108,175	104,845
Restructuring expense	76,896	23,654	27,872
Impairment loss	12,497	2,597	13,604
Transaction expense, net	49,396	35,336	—
Total operating expenses	4,149,100	3,097,260	3,145,658

Operating income	539,956	715,051	683,976

Interest income	17,681	4,765	4,436
Equity income (loss), net	207	(2,114)	(1,326)
Other income	6,939	7,650	6,883
Other expense	(129,441)	(119,129)	(14,972)
Foreign exchange gain (loss), net	5,611	(3,786)	(2,432)
Interest expense	(457,984)	(262,220)	(217,128)
Total non-operating expenses	(556,987)	(374,834)	(224,539)

(Loss) income before provision for income taxes	(17,031)	340,217	459,437

Provision for income taxes	38,896	240,413	225,955

Net (loss) income	(55,927)	99,804	233,482

Less: Net income attributable to non-controlling interests	19,647	13,642	31,877

Net (loss) income attributable to IGT PLC	(75,574)	86,162	201,605

Net (loss) income attributable to IGT PLC per common share - basic	(0.39)	0.50	1.16
Net (loss) income attributable to IGT PLC per common share - diluted	(0.39)	0.49	1.16

Weighted-average shares - basic	192,398	173,792	173,315
Weighted-average shares - diluted	192,398	174,490	173,644

The accompanying notes are an integral part of the consolidated financial statements.

International Game Technology PLC

Consolidated Statements of Comprehensive Income

($ thousands)

	For the year ended December 31,
	2015	2014	2013

Net (loss) income	(55,927)	99,804	233,482

Other comprehensive income (loss), before tax:

Foreign currency translation adjustments	60,079	62,514	(52,331)

Change in unrealized (loss) gain on cash flow hedges:
Unrealized (loss) gain on cash flow hedges	(594)	4,059	(1,780)
Reclassification of gain to net income	(244)	(640)	(1,011)
Total change in unrealized (loss) gain on cash flow hedges	(838)	3,419	(2,791)

Unrealized gain on hedge of net investment in foreign operation	—	1,861	494

Unrealized (loss) gain on available-for-sale securities	(3,046)	2,845	3,913

Unrealized gain (loss) on defined benefit plans	395	(2,055)	(1,725)

Share of other comprehensive loss of associate	—	(748)	—
Other comprehensive income (loss), before tax	56,590	67,836	(52,440)

Income tax (provision) benefit related to items of other comprehensive income	(17,259)	(20,009)	6,943
Other comprehensive income (loss)	39,331	47,827	(45,497)

Total comprehensive (loss) income	(16,596)	147,631	187,985

Less: Total comprehensive income attributable to non-controlling interests	19,343	14,547	31,648

Total comprehensive (loss) income attributable to IGT PLC	(35,939)	133,084	156,337

The accompanying notes are an integral part of the consolidated financial statements.

International Game Technology PLC

Consolidated Statements of Cash Flows

($ thousands)

	For the year ended December 31,
	2015	2014	2013
Operating activities
Net (loss) income	(55,927)	99,804	233,482
Adjustments for:
Amortization	410,264	148,823	134,149
Depreciation	369,564	323,729	331,531
Amortization of upfront payments to customers	107,812	126,253	121,389
Loss on extinguishment of debt	73,806	88,628	—
Debt issuance cost amortization	40,366	48,604	12,180
Stock-based payment expense	36,067	13,823	11,301
Impairment loss	12,497	2,597	13,604
Other, net	45,015	38,398	6,205
Cash flows before changes in operating assets and liabilities	1,039,464	890,659	863,841
Changes in operating assets and liabilities, net of acquisition:
Trade and other receivables	83,218	171,258	(164,135)
Inventories	72	3,620	19,084
Accounts payable	(53,762)	(20,184)	(43,098)
Other assets and liabilities	(282,995)	20,557	57,867
Net cash flows provided by operating activities	785,997	1,065,910	733,559

Investing activities
Acquisition of IGT, net of cash acquired	(3,241,415)	—	—
Capital expenditures	(402,634)	(335,220)	(476,705)
Proceeds from jackpot annuity investments	36,215	—	—
Purchases of jackpot annuity investments	(6,799)	—	—
Proceeds from sale of assets	230,587	1,390	2,422
Other	22,523	13,705	11,953
Net cash flows used in investing activities	(3,361,523)	(320,125)	(462,330)

Financing activities
Proceeds from issuance of long-term debt	6,521,991	897,115	—
Proceeds from interest rate swaps	67,773	15,294	—
Proceeds from stock options	10,672	4,641	20,859
Capital increase - non-controlling interest	9,049	7,789	95,191
Treasury stock purchases	—	(53,160)	—
Acquisition of non-controlling interest	—	(99,726)	—
Payments for accelerated stock awards	(14,867)	—	—
Net (payments of) receipts from financial liabilities	(21,539)	58,911	—
Payments in connection with note consents	(29,022)	(6,773)	—
Dividends paid - non-controlling interest	(29,156)	(45,561)	(44,323)
Return of capital - non-controlling interest	(30,568)	(74,441)	(52,200)
Payments on bridge facility	(51,409)	(63,999)	—
Payments in connection with the early extinguishment of debt	(79,526)	(88,628)	—
Debt issuance costs paid	(84,859)	(23,542)	(5,787)
Dividends paid	(209,589)	(177,608)	(163,774)
Payments to withdrawing shareholders	(407,759)	—	—
Principal payments on long-term debt	(2,714,867)	(1,295,575)	(140,558)
Other	(16,158)	(13,671)	(20,612)
Net cash flows provided by (used in) financing activities	2,920,166	(958,934)	(311,204)

Net increase (decrease) in cash and cash equivalents	344,640	(213,149)	(39,975)
Effect of exchange rate changes on cash	(34,262)	(47,753)	16,652
Cash and cash equivalents at the beginning of the period	317,106	578,008	601,331
Cash and cash equivalents at the end of the period	627,484	317,106	578,008

The accompanying notes are an integral part of the consolidated financial statements.

International Game Technology PLC

Consolidated Statement of Shareholders’ Equity

($ thousands)

					Accumulated
		Additional		Retained	Other	Total	Non
	Common	Paid-In	Treasury	Earnings	Comprehensive	IGT PLC	Controlling	Total
	Stock	Capital	Stock	(Deficit)	Income	Equity	Interests	Equity
Balance at December 31, 2014	217,171	2,204,246	(53,160)	46,377	155,203	2,569,837	377,883	2,947,720

Net (loss) income	—	—	—	(75,574)	—	(75,574)	19,647	(55,927)
Other comprehensive income (loss), net of tax	—	—	—	—	39,635	39,635	(304)	39,331
Total comprehensive (loss) income	—	—	—	(75,574)	39,635	(35,939)	19,343	(16,596)

Shares issued to acquire IGT	4,532	912,725	—	—	—	917,257	—	917,257
Stock-based payment expense	—	36,067	—	—	—	36,067	—	36,067
Payment for accelerated stock awards	—	(14,867)	—	—	—	(14,867)	—	(14,867)
Escrow deposit returned-withdrawing shareholders	—	—	—	15,926	—	15,926	—	15,926
IGT stock awards attributable to purchase price	—	11,626	—	—	—	11,626	—	11,626
Shares issued upon exercise of stock options	221	10,610	—	—	—	10,831	—	10,831
Capital increase	—	—	—	—	—	—	9,049	9,049
Merger of GTECH S.p.A. into IGT PLC	(217,332)	(242,932)	460,264	—	—	—	—	—
GTECH S.p.A. shares exchanged for IGT PLC shares	15,320	(15,320)	—	—	—	—	—	—
Share issuance costs	—	(3,034)	—	—	—	(3,034)	—	(3,034)
Shares issued under stock award plans	112	(3,195)	—	—	—	(3,083)	—	(3,083)
Return of capital	—	—	—	—	—	—	(29,695)	(29,695)
Dividends paid	—	(79,869)	—	—	—	(79,869)	(28,086)	(107,955)
Treasury stock purchases	—	—	(407,104)	—	—	(407,104)	—	(407,104)
Balance at December 31, 2015	20,024	2,816,057	—	(13,271)	194,838	3,017,648	348,494	3,366,142

The accompanying notes are an integral part of the consolidated financial statements.

International Game Technology PLC

Consolidated Statement of Shareholders’ Equity

($ thousands)

					Accumulated
		Additional			Other	Total	Non
	Common	Paid-In	Treasury	Retained	Comprehensive	IGT PLC	Controlling	Total
	Stock	Capital	Stock	Earnings	Income	Equity	Interests	Equity
Balance at December 31, 2013	215,836	2,280,907	—	210,357	108,281	2,815,381	551,926	3,367,307

Net income	—	—	—	86,162	—	86,162	13,642	99,804
Other comprehensive income, net of tax	—	—	—	—	46,922	46,922	905	47,827
Total comprehensive income	—	—	—	86,162	46,922	133,084	14,547	147,631

Capital increase	—	—	—	—	—	—	22,312	22,312
Stock-based payment expense	—	13,823	—	—	—	13,823	—	13,823
Shares issued upon exercise of stock options	409	4,734	—	—	—	5,143	—	5,143
Capital reallocation	—	—	—	3,000	—	3,000	(3,000)	—
Shares issued under stock award plans	926	(926)	—	—	—	—	—	—
Treasury stock purchases	—	—	(53,160)	—	—	(53,160)	—	(53,160)
Return of capital	—	—	—	—	—	—	(74,441)	(74,441)
Acquisition of non-controlling interest	—	—	—	(12,487)	—	(12,487)	(87,900)	(100,387)
Dividends declared	—	—	—	(156,922)	—	(156,922)	—	(156,922)
Dividends paid	—	(94,292)	—	(83,733)	—	(178,025)	(45,561)	(223,586)
Balance at December 31, 2014	217,171	2,204,246	(53,160)	46,377	155,203	2,569,837	377,883	2,947,720

The accompanying notes are an integral part of the consolidated financial statements.

International Game Technology PLC

Consolidated Statement of Shareholders’ Equity

($ thousands)

					Accumulated
		Additional			Other	Total	Non
	Common	Paid-In	Treasury	Retained	Comprehensive	IGT PLC	Controlling	Total
	Stock	Capital	Stock	Earnings	Income (Loss)	Equity	Interests	Equity
Balance at December 31, 2012	213,812	2,252,425	—	170,126	153,549	2,789,912	505,989	3,295,901

Net income	—	—	—	201,605	—	201,605	31,877	233,482
Other comprehensive loss, net of tax	—	—	—	—	(45,268)	(45,268)	(229)	(45,497)
Total comprehensive income (loss)	—	—	—	201,605	(45,268)	156,337	31,648	187,985

Capital increase	—	—	—	—	—	—	99,334	99,334
Shares issued upon exercise of stock options	1,587	17,618	—	—	—	19,205	—	19,205
Acquisition of non-controlling interest	—	—	—	—	—	—	13,878	13,878
Stock-based payment expense	—	11,301	—	—	—	11,301	—	11,301
Capital reallocation	—	—	—	2,400	—	2,400	(2,400)	—
Shares issued under stock award plans	437	(437)	—	—	—	—	—	—
Return of capital	—	—	—	—	—	—	(52,200)	(52,200)
Dividends paid	—	—	—	(163,774)	—	(163,774)	(44,323)	(208,097)
Balance at December 31, 2013	215,836	2,280,907	—	210,357	108,281	2,815,381	551,926	3,367,307

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1.              Business and Basis of Presentation

International Game Technology PLC (“IGT PLC”), a public limited company organized under the laws of England and Wales, has its corporate headquarters in London, England and operating headquarters in Rome, Italy, Providence, Rhode Island and Las Vegas Nevada. IGT PLC is the successor to GTECH S.p.A., a società per azioni incorporated under the laws of Italy (“GTECH”), and the sole stockholder of International Game Technology, a Nevada corporation (“IGT” or “Legacy IGT”).

On April 7, 2015, GTECH acquired IGT through:

•                  The merger of GTECH with and into IGT PLC (the “Holdco Merger”), and

•                  The merger of Georgia Worldwide Corporation, a Nevada corporation and a wholly owned subsidiary of IGT PLC with and into IGT (the “Subsidiary Merger” and, together with the Holdco Merger, the “Mergers”).

Prior to the Mergers, IGT PLC conducted no activities other than those incident to its formation and essentially had no assets or operations. For presentation and disclosure purposes, transactions entered into by (1) IGT PLC, (2) GTECH prior to the Mergers and (3) IGT subsequent to the Mergers are collectively referred to and referenced as transactions entered into by the Company in the notes to the consolidated financial statements, unless otherwise specified.

IGT PLC and its consolidated subsidiaries (collectively, the “Company”), is a leading commercial operator and provider of technology in the regulated worldwide gaming markets.

When used in these notes, unless otherwise specified or the context otherwise indicates, all references to “IGT PLC,” and the “Company” refer to the business and operations of International Game Technology PLC and consolidated subsidiaries.

The Company operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting and interactive gaming. The Company also provides high-volume processing of commercial transactions. The Company’s state-of-the-art information technology platforms and software enable distribution of its products and services through land-based systems, internet and mobile devices. The Company’s principal activities are described in Note 20.

2.              Summary of Significant Accounting Policies

The consolidated financial statements and accompanying notes, which are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), reflect the application of significant accounting policies described below and elsewhere in the notes to the consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of International Game Technology PLC and its consolidated subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements are presented in US dollars and all amounts are rounded to the nearest thousand (except share and per share data) unless otherwise indicated

Investments in other entities that the Company has the ability to control, through a majority voting interest or otherwise, or with respect to which the Company is the primary beneficiary, are consolidated. Earnings or losses attributable to any non-controlling interests in a subsidiary, are included in net income (loss) in the consolidated statements of operations. Any investments in affiliates over which the Company has the ability to exert significant influence, but do not control and with respect to which the Company is not the primary beneficiary, are accounted for using the equity method of accounting. Investments in affiliates for which the Company has no ability to exert significant influence are accounted for using the cost method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues, costs and expenses during the reporting period and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates and judgments relied upon by the Company in preparing these financial statements include the timing of revenue recognition, allowance for doubtful accounts and credit losses, the fair value assigned to acquired assets and assumed and contingent liabilities associated with business combinations, expensing or capitalizing research and development costs for software development, the determination of the fair value of stock-based compensation awards, the amount of the provision for income taxes and the valuation of deferred taxes and intangible assets, including goodwill.

Foreign Currency Translation

The functional currency of the Companies subsidiaries located outside of the United States are determined in accordance with authoritative guidance issued by the Financial Accounting Standards Board, or FASB. Assets and liabilities for these subsidiaries are translated at exchange rates in effect at the balance sheet date. Income and expense accounts for these subsidiaries are translated at the average exchange rates for the periods. Resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within shareholders’ equity. The Company records gains and losses from currency transactions denominated in currencies other than the functional currency in its consolidated statement of operations.

Local currency transactions of subsidiaries located outside of the United States where the U.S. dollar is the functional currency are remeasured into U.S. dollars using current rates of exchange for monetary assets and liabilities and historical rates of exchange for non-monetary assets and liabilities. Gains and losses from remeasurement of monetary assets and liabilities are recorded in the consolidated statement of operations.

Acquisitions

The Company accounts for acquired businesses using the acquisition method of accounting, which requires that the assets acquired, liabilities assumed, contractual contingencies and contingent consideration be recorded at the date of acquisition at their respective fair values. Goodwill represents the excess of the purchase price, including the fair value of any contingent consideration, over the fair value of the net assets acquired. It further requires (1) acquisition related costs to be recognized separately from the acquisition and expensed as incurred, (2) most restructuring costs to be expensed in periods subsequent to the acquisition date and (3) changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to be reflected in the provision for income taxes. The operating results of acquisitions are included in the consolidated financial statements from the date control is obtained. Acquisition-related costs are included in the consolidated statement of operations within “Transaction expense, net”. Transaction expense, net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses.

The fair value of identifiable intangible assets is based on significant judgments made by the Company, including the selection of the appropriate valuation methodologies and the determination of the economic lives of the assets acquired. These estimates and assumptions are based on historical and industry experience, information obtained from management of the acquired business, and also include, but are not limited to, future expected cash flows earned from the identified intangible assets and discount rates applied in determining the present value of those cash flows. Unanticipated events and circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results. Acquired identifiable intangible assets are amortized on the straight-line method over their estimated economic lives. Amortization of acquired software-related intangibles is included in cost of services and cost of product sales and amortization of other acquired intangible assets is included in selling, general and administrative expenses in the consolidated statement of operations.

Goodwill, Intangible Assets and Long-Lived Assets

Goodwill is tested for impairment at the reporting unit level annually, which is one level below or the same level as an operating segment. The Company has four reporting units as follows:

•                  North America Gaming and Interactive

•                  North America Lottery

•                  International

•                  Italy

When testing goodwill for impairment, the Company first performs a qualitative assessment to determine whether it is necessary to perform step one of a two-step annual goodwill impairment test for each reporting unit. The Company is required to perform step one only if it concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying value. Should this be the case, the first step of the two-step process is to identify whether a potential impairment exists by comparing the estimated fair values of the reporting units with their respective book values, including goodwill. If the estimated fair value of the reporting unit exceeds book value, goodwill is considered not to be impaired, and no additional steps are necessary. If the fair value of the reporting unit is less than book value, then the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss, if any. The amount of the impairment loss is the excess of the carrying amount of the goodwill over its estimated fair value. The estimate of fair value of goodwill is primarily based on an estimate of the discounted cash flows expected to result from that reporting unit, but may require valuations of certain internally generated and unrecognized intangible assets such as software, technology, patents and trademarks. If the carrying amount of goodwill exceeds the estimated fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

The Company also evaluates indefinite-lived intangible assets for impairment annually on November 1 and whenever events or changes in circumstances indicate impairment may exist. The Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of indefinite-lived intangible assets are less than their carrying amount and whether the quantitative analysis is necessary. The quantitative analysis compares the fair value of indefinite-lived intangible assets to their carrying amount and an impairment loss is recognized when the carrying amount exceeds the fair value.

The process of evaluating the potential impairment related to goodwill and indefinite-lived intangible assets is highly subjective and requires the application of significant judgment. If an event occurs that would cause revisions to the estimates and assumptions used in analyzing the value of goodwill and other intangible assets with indefinite lives, the revision could result in a non-cash impairment loss that could have a material impact on the Company’s financial results. The Company’s annual review of goodwill and indefinite-lived intangible assets for impairment is performed as of November 1 each year.

The Company evaluates long-lived assets, including identifiable intangible assets and other assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Events or changes in circumstances that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the overall business strategy and significant negative industry or economic trends. Impairment is recognized when the asset is not recoverable and the carrying amount of an asset exceeds its fair value as calculated on a discounted cash flow basis. If an event occurs necessitating revised estimates and assumptions previously used in analyzing the value of property and equipment or finite-lived intangibles and other assets that revision could result in a non-cash impairment loss that could have a material impact on the Company’s financial results. The Company recorded impairment losses related to long-lived assets of $12.5 million, $2.6 million and $13.6 million in 2015, 2014 and 2013, respectively.

Investments

The Company’s short-term and long-term investments, classified as available-for-sale securities, consist primarily of marketable securities such as U.S. treasury or agencies purchased to fund jackpot winner payments. The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date. All securities classified as short-term investments have contractual maturities of less than twelve months. All securities classified as long-term investments have contractual maturities greater than twelve months.

Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders’ equity. Any premiums or discounts are amortized or accreted, respectively, to maturity as a component of other income (expense) in the consolidated statement of operations. Cash flows from the principal amount of purchases, sales and maturities of available-for-sale securities are classified as cash flows from investing activities. Any amount of premium on purchased securities and discount on matured and sold securities and the related amortization and accretion are classified as cash flows from operating activities in the consolidated statement of cash flows.

The cost of securities sold is based on the specific-identification method. In determining if and when a decline in fair value is judged to be other-than temporary, we consider the duration of a decline in fair value in light of its significance and other factors. The Company evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair market value. Declines in fair value deemed other-than temporary are included as a component of other income (expense) in the consolidated statement of operations.

Fair Value of Financial Instruments

The Company applies the authoritative guidance on fair value measurements for financial assets and liabilities that are measured at fair value on a recurring basis, as well as those financial assets and liabilities that are not measured at fair value but for which fair value is disclosed.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price), in the principal or most advantageous market, in an orderly transaction between market participants, on the measurement date. The guidance establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2: Inputs that are observable in the marketplace other than those inputs classified as Level 1, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3: Inputs that are unobservable in the marketplace and significant to the valuation.

Valuation methods and assumptions used to estimate fair value, when quoted market prices are not available, are subject to judgments and changes in these factors can materially affect fair value estimates.

For financial assets and financial liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, other current assets, accounts payable, and other current liabilities approximate fair value due to relatively short periods to maturity.

Derivative Instruments

The Company uses derivatives to hedge foreign currency exposures related to foreign currency denominated assets and liabilities and forecasted revenue and expense transactions.

The Company uses interest rate derivative instruments designated as fair value hedges to manage the exposure to interest rate movements and to reduce borrowing costs by converting fixed-rate debt into floating-rate debt. Under these agreements, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to agreed-upon notional principal amounts. Changes in the fair value of the derivative instrument are recorded in interest expense and are offset by changes in the fair value on the underlying debt instrument. The cash flows from these contracts are reported as operating activities in the consolidated statement of cash flows. The gains (losses) from terminated interest rate swap agreements are recorded in long-term debt, increasing (decreasing) the outstanding balances of the debt, and amortized as a reduction (addition) of interest expense over the remaining life of the related debt. The cash flows from the termination of the interest rate swap agreements are reported as financing activities in the consolidated statement of cash flows.

The Company hedges its exposure to foreign currency denominated monetary assets and liabilities with foreign currency forward and option contracts. Since these derivatives hedge existing exposures that are denominated in foreign currencies, the contracts do not qualify for hedge accounting. Accordingly, these outstanding non-designated derivatives are recognized on the consolidated balance sheet at fair value with the changes in fair value recorded in foreign exchange gain (loss), net, in the consolidated statement of operations. These derivative contracts mature in less than one year.

The Company also uses foreign currency forward and option contracts to hedge its exposure on a portion of forecasted revenue and expense transactions. These derivatives are designated as cash flow hedges. All outstanding cash flow hedges are recognized on the consolidated balance sheets at fair value with changes in their fair value recorded in accumulated other comprehensive income (loss) until the underlying forecasted transactions occur. To achieve hedge accounting, certain criteria must be met, which include:

•                  ensuring at the inception of the hedge that formal documentation exists for both the hedging relationship and the risk management objective and strategy for undertaking the hedge, and

•                  at the inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value attributed to the hedged risk during the period that the hedge is designated.

Further, an assessment of effectiveness is required at a minimum on a quarterly basis. Absent meeting these criteria, changes in fair value are recognized in the consolidated statement of operations. Once the underlying forecasted transaction occurs, the gain or loss from the derivative designated as a hedge of the transaction is reclassified from accumulated other comprehensive income (loss) to the consolidated statement of operations, in the related revenue or expense caption, as appropriate. In the event the underlying forecasted transaction does not occur, the amount recorded in accumulated other comprehensive income (loss) is reclassified to the consolidated statement of operations. The ineffective portion of derivatives designated as cash flow hedges is recognized in the consolidated statement of operations as interest expense and the ineffective portion of foreign currency forward and option contracts is recognized in the consolidated statement of operations as foreign exchange gain (loss), net. The ineffective portion of derivatives includes gains or losses associated with differences between actual and forecasted amounts.

For purposes of presentation within the consolidated statement of cash flows, derivative gains and losses are presented within net cash provided by operating activities.

Debt Issuance Costs and Premiums/Discounts

The Company accounts for incremental costs directly attributable to realizing the proceeds of a debt issuance (“Debt issuance costs”) and the difference between the net proceeds received upon debt issuance and the amount payable at maturity (“Debt premium or discount”) as adjustments to the carrying amount of the debt on its consolidated balance sheets. These adjustments are amortized to interest expense using the effective interest method over the estimated term of the debt, typically the contractual term.

Revenue Recognition

The Company has two categories of revenue: Service revenue and Product sales.

Service revenue is derived from the following sources:

•                  Operating contracts predominately related to Italian contracts;

•                  Gaming operations arrangements where the Company provides customers with proprietary gaming equipment, systems, content licensing, and services;

•                  Facility Management Contracts (Hosting arrangements);

•                  Interactive contracts;

•                  Post-contract customer support (“PCS”).

Product sales are derived from the following sources:

•                  Sale of lottery terminals and sale of gaming machines, including game content;

•                  Sale of lottery and gaming systems, including the licensing of proprietary software, and implementation services.

Revenue is recognized when all of the following conditions are met:

(i)             Persuasive evidence of an arrangement exists;

(ii)          Delivery has occurred;

(iii)       The fee is fixed or determinable;

(iv)      Collectability is probable.

Revenues are reported net of incentives, rebates, and discounts. Sales taxes, gaming taxes and other taxes of a similar nature are presented on a net basis (excluded from revenue). Amounts billed prior to completing the earnings process are deferred until revenue recognition criteria is met.

Service revenue

Service revenue is derived from the following types of arrangements:

Operating contracts

Certain of the Company’s revenue, primarily revenue from the Italy segment, is derived from operating contracts. Under operating contracts, the Company manages all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game. In Italian arrangements whereby the Company is performing services on behalf of the government and the government is considered the Company’s customer, revenue is recognized net of prize payments, taxes, retailer commissions and remittances to state authorities, because the Company is acting as an agent to the authorities. In arrangements where the Company’s customers are the end players and/or retailers, the Company records revenue net of prizes and taxes only, and records the retailer commissions as a cost of service, because the Company is acting as the principal.

The Company also provides sports pools and sports betting services. Under sports pools arrangements, the Company manages the sports pool whereby the sports pool prizes are divided among those players who select the correct outcome. There are no odds involved in sports pools and each winner’s payoff depends on the number of players and the size of the pool. Under sports pools arrangements, the Company collects the wagers, pays prizes, pays a percentage fee to retailers, withholds its fee, and remits the balance to the respective regulatory agency. The Company assumes no risk associated with sports pool wagering. The Company records revenue net of prize payouts, gaming taxes, retailer commissions and remittances to state authorities, because the Company is acting as an agent to the authorities.

In sports betting contracts, the Company establishes and assumes the risks related to the odds. Under fixed odds betting, the potential payout is fixed at the time bets are placed and the Company bears the risk of odds setting. The Company is responsible for collecting the wagers, paying prizes, and paying fees to retailers. The Company retains the remaining cash as profits. Under these arrangements, the Company records revenue net, calculated as total wagers less the estimated payout for prizes, because the betting contract is considered a derivative and is required to be recorded at fair value. Taxes are recorded as contra revenue and retailer commissions are shown as expenses.

Fees earned under operating contracts are recognized as revenue in the period earned and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Under operating contracts, the Company is generally required to pay upfront concession payments. When such upfront payments are paid to the Company’s customers, the payment is recorded as a non-current asset and amortized as a reduction of service revenue over the concession term.

Gaming Operations

Gaming operations revenues are generated by providing customers with proprietary land-based gaming equipment, systems, content licensing, and services under a variety of recurring revenue arrangements, including a percentage of coin-in (amounts wagered), a percentage of net win, or a fixed daily/monthly fee.

Included in gaming operations are Wide Area Progressive (“WAP”) systems. WAP systems consist of linked slot machines located in multiple casino properties, connecting to a central computer system. WAP games differ from all other games in that a Company-sponsored progressive jackpot increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of the coin-in (amounts wagered) for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots.

Fees earned under operating contracts are recognized as revenue in the period earned and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Facility management contracts

Under facilities management contracts, the Company constructs, installs, operates and retains ownership of the online system. These contracts, principally in the North America Lottery segment, generally provide for a variable amount of monthly or weekly service fees paid to the Company directly from the customer based on a percentage of sales.

Fees earned under facilities management contracts are recognized as revenue in the period earned, throughout the service period, and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Interactive Contracts

Interactive revenues are principally generated from online social gaming and online real-money products and services (“IGTi”).

Social gaming revenues are generated from the sale of virtual casino chips to players in the online DoubleDown Casino that can be used for additional play or game enhancements. Revenues from player purchases are recognized ratably over the estimated average service period in which the chips are consumed based on historical data analysis. Because DoubleDown is the principal, responsible for substantially all aspects of the casino services and sale of virtual goods to the player, revenues are recorded on a gross basis. Payment processing fees paid to Facebook, Apple and Google on a revenue participation basis are recorded within cost of services. This determination is subject to judgment and material changes in the substance or nature of arrangements with customers and payment processors may result in a change in presentation.

IGTi revenues are generated from online real-money gaming solutions offerings, which encompass gaming systems infrastructure, applications, content licensing, and back office operational support services, including WAP jackpot funding and administration. IGTi solutions are generally provided under revenue sharing arrangements based on a percentage of net win similar to gaming operations discussed above.

Post-contract customer support (PCS)

Product sales contracts generally include PCS, which includes telephone support, software maintenance, software support, professional services, and in some scenarios the right to receive unspecified upgrades/enhancements on a when-and-if-available basis. Fees earned under PCS contracts are recognized as revenue in the period earned (i.e. over the support period) and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Product Sales

Product sales are derived from the following types of arrangements:

Sale of lottery terminals and sale of gaming machines, including game content

These arrangements include the sale of gaming machines including game content, non-machine gaming related equipment, licensing and royalty fees, and component parts (including game themes and electronics conversion kits). The Company’s credit terms are predominately short term in nature. The Company also grants extended payment terms under contracts where the sale is secured by the related equipment sold. Revenue from the sale of lottery terminals and gaming machines is recognized based upon the contractual terms of each arrangement, but predominately upon delivery or acceptance. If the sale of lottery terminals and gaming machines include multiple elements, these arrangements are accounted for under Multiple Element Accounting, discussed below.

System Sales (Lottery and Gaming)

System Sale arrangements typically include multiple elements, where the Company constructs, sells, delivers and installs a turnkey system (inclusive of point of sale terminals, if applicable) or delivers equipment and licenses the computer software for a fixed price, and the customer subsequently operates the system. System sale arrangements generally include customer acceptance provisions and general rights to terminate the contract if the Company is in breach of the contract. Such arrangements include non-software elements, software, professional services, and PCS in the form of maintenance and software support arrangements. Amounts due to the Company and costs incurred by the Company in implementing the system prior to customer acceptance are deferred. Revenue attributable to the system is classified as product sales in the consolidated statement of operations and is recognized upon customer acceptance as long as there are no substantial doubts regarding collectability. Revenues attributable to PCS provided subsequent to customer acceptance are classified as service revenue in the consolidated statement of operations in the period earned.

Multiple Element Arrangements

The Company uses multiple element guidance for both service arrangements and product sale arrangements. In some scenarios, all deliverables are considered one unit of accounting (i.e. facility management contracts where the Company provides software as a service), while other arrangements contain multiple elements that can be separated into distinct deliverables. When arrangements contain multiple elements, including software and non-software components, the Company allocates revenue to each category based on a selling price hierarchy. Allocation of revenue to software and non-software components is based on either vendor-specific objective evidence (VSOE) if available, third-party evidence (TPE) if VSOE is not available, or best estimate of selling price (BESP) if neither VSOE nor TPE is available.

•                  VSOE of selling price is based on the net price charged when the element is sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices fall within a reasonable range based on historical discounting trends for specific products and services. VSOE for post contract support is determined based on renewals rates, if available.

•                  TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similar customers. However, as the Company’s products contain a significant element of proprietary technology and the Company’s solutions offer different features and functionality, the comparable pricing of third-party products with similar functionality typically cannot be obtained.

•                  BESP is established considering multiple factors including, but not limited to market conditions, competitive landscape, internal costs, and gross profit objectives. In some scenarios, contractual pricing may serve as the best estimate given the variability among jurisdictions and customers, while in other scenarios cost for each deliverable plus the overall contract margin is used as management’s best estimate.

In scenarios where the Company’s products include hardware containing required software that function together to provide the essential functionality of the product, the Company considers both the hardware and required software as “non-software deliverables” and has therefore concluded that such arrangements are not subject to the industry-specific software revenue recognition guidance. The Company recognizes revenue for these arrangements based on ASC 605 and allocates the arrangement consideration based on the relative selling price of the deliverables. In scenarios where the Company’s products include hardware where the software is not considered essential to the functionality of the hardware, the hardware revenue is recognized based on when the revenue recognition criteria is met (i.e. shipment, delivery and/or acceptance) and the software revenue is recognized under the software revenue recognition guidance provided under ASC 985.

If there are multiple deliverables within the software and non-software categories, revenue is first allocated between the software pool of deliverables and the non-software pool of deliverables on a relative fair value basis. Thereafter, revenue for each pool is further allocated as follows:

•                  Non-software components: Revenue is further allocated to each separate unit of accounting using the relative selling prices of each deliverable in the priority order described above. However, revenue is only recognized if the unit of accounting has stand-alone value. A deliverable is considered to have stand-alone value if (a) it has value to the customer on stand-alone basis, and (b) if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the Company’s control.

•                  Software components: If the arrangement contains more than one software deliverable, the arrangement consideration allocated to the software category as a group is then allocated to each software deliverable using VSOE, provided the deliverable has stand-alone value. If VSOE is not available for all deliverables, then the Company uses the residual method when VSOE of fair value of the undelivered items exists. If VSOE of one or more undelivered software items does not exist, then all the software deliverables are considered one unit of accounting. Revenue is deferred and recognized at the earlier of (i) delivery of those elements or (ii) when fair value can be established for the undelivered elements, unless PCS is the only undelivered element, in which case, the entire software category allocated consideration is recognized ratably over the service period.

Cash and Cash Equivalents

Cash and cash equivalents are composed of cash at banks and on hand and short-term highly liquid investments with a maturity of ninety days or less. Cash equivalents are stated at fair value.

Allowances for Trade Receivables and Customer Financing Receivables

The Company maintains an allowance for doubtful accounts for the estimated probable losses on uncollectible trade and customer financing receivables. The allowance is based upon the credit worthiness of the Company’s customers, historical experience, the age of the receivable and current market and economic conditions. Receivables are written off against these allowances in the period they are determined to be uncollectible.

The Company’s customer financing receivables portfolio is composed of two classes, contracts and notes. Contracts include extended payment terms granted to qualifying customers for periods from one to five years and are typically secured by the related products sold. Notes consist of development financing loans granted to select customers to assist in the funding of new or expanding gaming facilities, generally under terms of one to seven years and are secured by the developed property and/or other customer assets. Customer financing interest income is recognized based on market rates prevailing at issuance.

Inventories

Inventories are valued at the lower of cost (under the first in, first out method) or market, not in excess of net realizable value.

Systems, equipment and other assets related to contracts, net and property, plant and equipment, net

The Company has two principle types of fixed assets (collectively, “Fixed Assets”):

•                  Systems, equipment and other assets relating to contracts (“Contract Assets”) principally composed of:

•                  Gaming assets

•                  Lottery assets

•                  Property, plant and equipment (“Non-Contract Assets”)

Contract Assets are assets that primarily support the Company’s Operating Contracts and Facilities Management Contracts. Non-Contract Assets are assets the Company uses internally primarily in manufacturing, selling, general and administration, research and development and commercial service applications not associated with contracts.

Fixed Assets are stated at cost, net of accumulated depreciation and accumulated impairment loss, if any. Depreciation commences upon placing the asset in service and is recognized on a straight-line basis over the estimated useful lives of the assets.

The Company depreciates Fixed Assets over their estimated useful lives. The estimated useful life and salvage value are assigned to these assets based on historical information and future expectations.

The estimated useful lives for Contract Assets depends on the type of actual cost which is principally composed of three categories:

•                  Lottery hard costs (for example: terminals, mainframe computers, communications equipment) and;

•                  Lottery soft costs (for example: software development costs represented by internal personnel costs);

•                  Commercial gaming machines

Lottery hard costs are depreciated over the base term of the contract plus extension years as defined in the contract, but generally not to exceed 10 years. Lottery soft costs are depreciated over the base term of the contract, but generally not to exceed 10 years. Commercial gaming machines are generally depreciated over three to five years.

The estimated useful lives for property plant and equipment are generally 40 years for buildings and five to 10 years for furniture and equipment.

Fixed Assets are derecognized upon disposal or when no future economic benefits are expected from the assets’ use or disposal. Any gain or loss arising on disposal of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of operations when the asset is derecognized. The residual values, useful lives and methods of depreciation are reviewed, at a minimum, at each financial year end and adjusted prospectively if appropriate. Fixed Assets carrying values are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Leasehold improvements are depreciated over the lesser of the remaining life of the lease or the estimated useful life of the improvement.

Repair and maintenance costs, including planned maintenance, are expensed as incurred.

Research and Development and Capitalized Software Development Costs

Research and development (“R&D”) costs incurred prior to technological feasibility are expensed as incurred. R&D costs include salaries and benefits, stock-based compensation, consultants, facilities related costs, material costs, depreciation and travel. Material software development costs incurred subsequent to establishing technological feasibility through the general release of products are capitalized. Technological feasibility is demonstrated by the completion of a detailed program design or working model, if no program design is completed. Software development costs to be used only for services provided to customers are capitalized as internal-use software and amortized over their useful life to costs of revenue. Development costs specific to customer contracts are capitalized and amortized over the products’ estimated economic life as costs of revenue.

Costs incurred in the development of the Company’s externally-sold software products are expensed as incurred, except certain software development costs eligible for capitalization. Software development costs incurred subsequent to establishing technological feasibility and through the general release of the software products are capitalized. Technological feasibility is demonstrated by the completion of a detailed program design or working model, if no program design is completed. Capitalized costs are amortized to cost of product sales over the products’ estimated economic life.

Jackpot Accounting

The Company incurs jackpot expense and accrues jackpot liabilities with every wager on devices connected to a WAP system. Only WAP games include Company-sponsored jackpots for which the Company incurs jackpot expense. A portion of the fees paid to the Company is used for the funding and administration of Company-sponsored WAP jackpot payments.

Jackpot expense represents the estimated cost to fund jackpots and is recorded to cost of revenues. Changes in estimates for WAP jackpot liabilities and expense are attributable to regular analysis and evaluation of the following factors:

•                  variations in slot play (frequency of WAP jackpots and patterns of coin-in driving WAP jackpot growth),

•                  volume (number of WAP units in service and levels of play or coin-in per unit),

•                  interest rate movements (higher rates cause lower jackpot expense; lower rates cause higher jackpot expense),

•                  and startup amount (the size of base WAP jackpots at initial setup or after a jackpot is won).

The Company’s WAP jackpots are generally payable in equal annual installments over 20 to 26 years or immediately in the case of instant win systems. Winners may elect to receive a lump sum payment for the present value of the jackpot discounted at applicable interest rates in lieu of periodic annual installments. Discount rates eligible for use in the lump sum payment calculation vary by jurisdiction and are impacted by market forces and other economic conditions.

Jackpot liabilities are composed of payments due previous winners, as well as amounts due future winners of WAP jackpots not yet won. Liabilities due previous winners for periodic payments are carried at the accreted cost of the qualifying US government or agency annuity investment purchased at the time of the jackpot win. If an annuity is subsequently sold and the periodic liability is instead guaranteed by surety bonds or letters of credit, the liability initially funded by an annuity continues to accrete at the same rate. See Jackpot Annuity Investments section below. If the periodic liability is not initially funded with an annuity investment, it is discounted and accreted using the risk-free rate (i.e. treasury rate) at the time of the jackpot win.

Liabilities due future winners are recorded at the present value of the amount carried on WAP meters for jackpots not yet won. The Company estimates the present value of future winner liabilities using current market rates applicable (prime, treasury, or agency), weighted with historical lump sum payout election ratios. The most recent historical patterns indicate that approximately 90% of winners will elect the lump sum payment option. Additionally, the Company estimates the current portion of future winner liabilities based on historical experience with winner payment elections, in conjunction with the theoretical projected number of jackpots.

Restricted Cash and Investments

The Company is required by gaming regulation to maintain sufficient reserves in restricted accounts to be used for the purpose of funding payments to WAP jackpot winners. In certain cases regulators have allowed for surety bonds or letters of credit in lieu of restricted cash. Restricted amounts are based primarily on the jackpot meters displayed to slot players and vary by jurisdiction. Compliance with restricted cash and investment or assurance requirements for jackpot funding is reported to gaming authorities in various jurisdictions. Additionally, restricted cash is maintained for interactive online player deposits.

Jackpot Annuity Investments

In December 2015, the Company initiated a plan to sell jackpot annuity investments previously held-to-maturity for funding jackpot payments to previous winners, and instead satisfy funding assurance requirements through surety bonds or letters of credit where allowed by regulators. As a result, jackpot annuity investments, composed of discounted qualifying US treasury or agency securities, were reclassified from held-to-maturity to available-for-sale investments and carried at fair value with unrealized gain/loss recorded in other comprehensive income.

WAP Systems Interest

Interest income accretion on jackpot annuity investments is offset by interest expense accretion on previous winner liabilities. When the jackpot liability is funded by annuity investments, WAP interest income and expense accretes at approximately the same rate. When the jackpot liability is instead guaranteed by surety bonds or letters of credit and funded from operating cash flows, there is no WAP interest income accretion. WAP interest expense varies depending on the amount of jackpots won and the number of winners electing periodic payments. In addition to accretion, WAP interest income includes earnings on other cash and short-term investments held for WAP operations.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $130.1 million, $126.7 million and $125.6 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Contingencies

The Company accounts for claims and contingencies in accordance with authoritative guidance that requires that the Company record an estimated loss from a claim or loss contingency when information available prior to issuance of the consolidated financial statements indicates that it is probable that a liability has been incurred at the date of the consolidated financial statements and the amount of the loss can be reasonably estimated. If the Company determines that it is reasonably possible but not probable that a liability has been incurred or if the amount of a probable loss cannot be reasonably estimated, then in accordance with the authoritative guidance, the Company discloses the amount or range of estimated loss if the amount or range of estimated loss is material. Accounting for claims and contingencies requires the Company to use judgment. The Company consults with legal counsel on those issues related to litigation and seeks input from other experts and advisors with respect to matters in the ordinary course of business. The Company expenses legal costs as incurred.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax credits are generally recognized as reductions of income tax provisions in the year in which the credits arise. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enacted or substantively enacted date.

Accounting for uncertainty in income taxes recognized in the consolidated financial statements is in accordance with accounting authoritative guidance, which prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement.

The Company recognizes interest and penalties related to unrecognized tax benefits on the provision for taxes line of the consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheets.

Deferred income taxes have not been provided on the majority of undistributed earnings of international subsidiaries as the majority of such earnings are indefinitely reinvested by the Company.

Earnings Per Share

Basic earnings per share of common stock is computed by dividing net income attributable to IGT PLC by the weighted-average number of common shares outstanding for the period. Diluted earnings per share of common stock is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and restricted stock awards.

Concentrations of Risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of bank deposits, short and long-term investments, accounts receivable, customer financing receivables and foreign currency exchange contracts. Deposits held with banks in the United States may exceed the amount of FDIC insurance provided on such deposits. Deposits held with banks outside the United States generally do not benefit from FDIC insurance. The majority of the Company’s day-to-day banking operations globally are maintained with major, financially sound counterparties with high-grade credit ratings, and the Company limits its exposure to any one counterparty.

The Company provides credit to customers in the normal course of business. Credit is extended to new customers based on checks of credit references, credit scores and industry reputation. Credit is extended to existing customers based on prior payment history and demonstrated financial stability. The credit risk associated with accounts receivable and customer financing receivables is generally limited due to the large number of customers and their geographic dispersion. The Company establishes an allowance for the estimated uncollectible portion of accounts receivable and customer financing receivables. Product sales are generally dispersed among a large number of customers, minimizing the reliance on any particular customer or group of customers.

The counterparties to the Company’s foreign currency exchange contracts consist of a number of major financial institutions. In addition to limiting the amount of contracts the Company enters into with any one party, the Company monitors the credit quality of the counterparties on an ongoing basis.

The Company purchases or licenses many sophisticated components and products from one or a limited number of qualified suppliers. If any of the Company’s suppliers were to cancel or materially change contracts or commitments with the Company or fail to meet the quality or delivery requirements needed to satisfy customer orders for the Company’s products, the Company could lose customer orders. The Company attempts to minimize this risk by finding alternative suppliers or maintaining adequate inventory levels.

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to directors and employees. The Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award and recognizes the cost as expense, net of estimated forfeitures, over the vesting period. The Company’s accounting policy is to follow the tax law ordering approach regarding net operating losses and determining when tax benefits are realized related to excess stock option deductions that are recorded to equity. For awards that contain only a service vesting feature, the Company recognizes compensation cost on a straight-line basis over the awards’ vesting period. For awards with a performance condition, when achievement of the performance condition is deemed probable, the Company recognizes compensation cost on a graded-vesting basis over the awards’ expected vesting period.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board issued a new standard ASU No.2016-02, “Leases” (Topic 842). The new standard is intended to increase transparency and comparability among organizations to recognize lease assets and liabilities on the balance sheet and disclose key information about leasing arrangements. It will be effective for fiscal years beginning after December 15, 2018 including interim periods within those years. The Company is in the process of determining what impact, if any, the adoption of this ASU will have on its financial position, results of operations and cash flows.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, “Income Taxes: Balance Sheet Classification of Deferred Taxes” which requires that deferred tax assets and liabilities be classified as noncurrent. The Company elected to early adopt this new accounting guidance for the year ended December 31, 2015 and apply it retrospectively to all years presented in the consolidated financial statements. As a result of adopting this guidance, the Company classified current deferred income tax assets and liabilities as non-current deferred income tax assets and liabilities.

In September 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments” (“ASU 2015-16”). The new standard requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined and sets forth new disclosure requirements related to the adjustments. ASU 2015-16 is effective for the Company in the first quarter of fiscal year 2017. The Company does not believe that ASU 2015-16 will have a material impact on the consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). The amendments in the ASU 2015-03 require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The Company early adopted ASU 2015-03 in 2015.

In April 2015, the FASB issued guidance to customers about whether a cloud computing arrangement includes software and how to account for that software license. The new guidance does not change the accounting for a customer’s accounting for service contracts. The standard is effective beginning January 1, 2017, with early adoption permitted, and may be applied prospectively or retrospectively. The Company does not believe that ASU 2015-05 will have a material impact on its consolidated financial statements.

In February 2015, the FASB issued Accounting Standards Update No. 2015-02, “Amendments to the Consolidation Analysis” (“ASU 2015-02”). The amendments in ASU 2015-02 provide guidance on evaluating whether a company should consolidate certain legal entities. In accordance with the guidance, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for the Company in the first quarter of fiscal year 2017 with early adoption permitted. The Company does not believe that ASU 2015-02 will have a material impact on its consolidated financial statements.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”), to provide guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for the Company in the first quarter of fiscal year 2017, with early adoption permitted. The Company does not believe that ASU 2014-15 will have a material impact on its consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers: Topic 606” (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the Company in the first quarter of fiscal year 2019 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of the pending adoption of ASU 2014-09 on its consolidated financial statements.

In April 2014, the FASB issued Accounting Standards Update No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”), to change the criteria for determining which disposals can be presented as discontinued operations and enhanced the related disclosure requirements. ASU 2014-08 is effective for the Company on a prospective basis in the Company’s first quarter of fiscal year 2016 with early adoption permitted for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued. The Company early adopted ASU 2014-08 on January 1, 2014 and has presented $8.6 million of gain related to the sale of its sports and events ticketing business to the international operator TicketOne, CTS Eventim Group as Transaction expense, net in the consolidated statement of operations.

3.              Acquisitions

As described in Note 1, the acquisition of IGT was completed on April 7, 2015 (the “Acquisition Date”). IGT is a global gaming company specializing in the design, development, manufacture and marketing of casino-style gaming equipment, systems technology and game content across multiple platforms — land-based, online real money and social gaming. The acquisition of IGT established IGT PLC as the world’s leading end-to-end gaming company, uniquely positioned to capitalize on opportunities in global gaming markets. IGT PLC combines best-in-class content, operator capabilities and interactive solutions, joining IGT’s leading game library and manufacturing and operating capabilities with GTECH’s gaming operations, lottery technology and services.

Total acquisition consideration of $4.5 billion consisted of $3.6 billion cash consideration and $0.9 billion equity consideration. Consistent with the terms of the transaction, equity consideration was determined based on the average of the volume-weighted average prices of GTECH common shares on the Italian Stock Exchange, converted to the US dollar equivalent, for ten randomly selected days within the period of 20 consecutive trading days ending on the second full trading day prior to the Acquisition Date. Under the terms of the transaction, IGT shareholders received 45.3 million IGT PLC common shares, and IGT employees received 1.4 million IGT PLC restricted stock units. The Company utilized the closing stock price immediately prior to the merger and the number of shares issued to determine the fair value of the consideration.

Equity consideration included the fair value of shares vested and outstanding immediately prior to the Acquisition Date of $917.3 million and the portion of outstanding restricted stock units deemed to have been earned as of the Acquisition Date of $11.6 million. The portion of outstanding restricted stock units deemed not to have been earned as of the Acquisition Date of $16.2 million are being expensed over the remaining future vesting period.

The transaction was accounted for as a business combination using the acquisition method of accounting.  This method requires that the assets acquired and liabilities assumed be recognized at their fair values as of the Acquisition Date. The following table summarizes the initial allocation of the consideration to the fair values of the assets acquired and liabilities assumed at the Acquisition Date. The Company is in process of finalizing the valuation of tax assets and liabilities and accordingly the amounts below are subject to change.

($ thousands)
Purchase Price Allocation:
Cash consideration	3,616,410
Equity consideration	928,884
Total purchase price	4,545,294

Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	374,995
Restricted cash	56,656
Trade and other receivables	237,488
Inventories	95,562
Other current assets	361,003
Systems, equipment and other assets related to contracts	126,524
Property, plant and equipment	336,044
Intangible assets	2,960,000
Other non-current assets	628,620
Deferred income taxes	243,342
Accounts payable	(75,814)
Other current liabilities	(379,968)
Long-term debt, less current portion	(1,937,942)
Deferred income taxes	(1,070,292)
Other non-current liabilities	(356,756)
1,599,462
Goodwill	2,945,832

The cash outflow associated with the IGT acquisition is summarized as follows:

($ thousands)
Cash payment for IGT shares outstanding	3,572,968
Cash payment for IGT employee stock awards	43,442
3,616,410
Less cash acquired	(374,995)
Net cash outflow	3,241,415

The fair values of acquired intangible assets as of the Acquisition Date along with the weighted-average useful lives over which the finite-lived intangibles are being amortized on a straight-line basis (which approximates their economic use) are as follows:

		Weighted
		Average
		Useful Life
($ thousands)	Fair Value	in Years

Customer relationships	1,715,000	14.8
Game library	360,000	2.5
Corporate trademarks	340,000	Indefinite
Computer software	275,000	9.4
Developed technologies	180,000	3.8
Product trademarks	90,000	7.3
	2,960,000

The Company incurred $49.4 million and $44.0 million of legal, accounting and other professional fees and expenses in 2015 and 2014, respectively, related to the IGT acquisition. These expenses are included in the consolidated statement of operations in the line item entitled “Transaction expense, net.”

The Company’s consolidated financial statements for the year ended December 31, 2015 include IGT’s results of operations from April 7, 2015 through December 31, 2015. Revenue and operating loss attributable to IGT during this period total $1.3 billion and $45.4 million, respectively. The $45.4 million operating loss includes $276.0 million of acquired intangible assets amortization which are a direct result of the IGT acquisition.

The following unaudited, pro forma financial information presents the combined results of operations as if the acquisition had been completed on January 1, 2014, the beginning of the comparable prior annual period. This pro forma information is provided for illustrative purposes only and is not necessarily indicative of the results that would have been obtained if the acquisition had occurred on the date assumed or that may occur in the future, and does not reflect synergies, integration costs, or other such costs or savings.

	For the year ended December 31,
($ thousands)	2015	2014

Revenue	5,105,159	5,779,872
Net (loss) income	(61,946)	67,720

This pro forma financial information is based on historical results of operations adjusted for:

(i)             amortization of the fair value of intangible assets acquired;

(ii)          interest expense reflecting the changes to the Company’s debt structure directly attributable to the acquisition;

(iii)       non-recurring transaction expenses and debt extinguishment costs directly attributable to the acquisition; and

(iv)      the associated tax impact of these pro forma adjustments at an average rate of 32.0%.

The pro forma results for 2015 presented above exclude $49.4 million of pre-tax transaction expenses and $36.5 million of pre-tax debt extinguishment costs recognized on the consolidated statement of operations.

The pro forma results for 2014 presented above exclude $44.0 million of pre-tax transaction expenses recognized in the consolidated statement of operations.

4.     Trade and Other Receivables, net

Trade and other receivables, net are recorded at cost.

	December 31, 2015
	Trade and other		Trade and other
	receivables	Allowance for	receivables
($ thousands)	(Gross)	credit losses	(Net)

Trade receivables	1,013,330	(76,137)	937,193
Related party receivables (Note 27)	20,727	—	20,727
Sales-type lease receivables	1,672	—	1,672
	1,035,729	(76,137)	959,592

	December 31, 2014
	Trade and other		Trade and other
	receivables	Allowance for	receivables
($ thousands)	(Gross)	credit losses	(Net)

Trade receivables	932,166	(91,819)	840,347
Related party receivables (Note 27)	78,435	—	78,435
Sales-type lease receivables	824	—	824
	1,011,425	(91,819)	919,606

The Company maintains an allowance for credit losses on its trade and other receivables. The allowance is based on the credit worthiness of the Company’s customers, including an assessment of the customer’s financial position, operating performance and their ability to meet their contractual obligation. The Company assess the creditworthiness of customers each quarter. In addition, the Company considers historical experience, the age of the receivable and current market and economic conditions. Uncollectible amounts are charged against the allowance account.

The following table presents the activity in the allowance for credit losses related to trade and other receivables:

	December 31,
($ thousands)	2015	2014

Balance at beginning of year	(91,819)	(99,657)
Provisions, net	(18,883)	(14,655)
Amounts written off as uncollectible	25,703	14,310
Foreign currency translation	9,263	11,695
Other	(401)	(3,512)
Balance at end of year	(76,137)	(91,819)

At December 31, 2015, the Company has $39.4M of outstanding receivables due from the State of Illinois, which remain unpaid pending the approval of the 2015 Illinois budget approval. The Company believes these amounts are collectible and has not reserved for this balance.

In 2014 and 2013 the Company entered into two agreements with major European financial institutions to sell certain accounts receivable on a non-recourse basis, related to the Italy segment’s Scratch & Win and Commercial Services concessions. These receivables have been derecognized from the Company’s consolidated balance sheet. The agreements have a three- and five-year duration, respectively, and are subject to early termination by either party. The aggregate amount of outstanding accounts receivables is limited to a maximum amount of €300 million and €150 million for the Scratch & Win and Commercial Services concessions, respectively. At December 31, 2015 and 2014, the following receivables had been sold:

	December 31, 2015		December 31, 2014
(in thousands)	Euro	$	Euro	$

Scratch & Win	179,904	195,862	116,023	140,863
Commercial services	60,265	65,611	41,598	50,504
	240,169	261,473	157,621	191,367

5.     Inventories

	December 31,
($ thousands)	2015	2014

Raw materials	110,367	30,775
Work in progress	56,841	53,916
Finished goods	102,774	99,902
	269,982	184,593

6.     Other Assets

Other current assets

	December 31,
($ thousands)	2015	2014

Customer financing receivables, net	137,136	—
Other receivables	102,585	92,211
Prepaid royalties	53,293	—
Prepaid expenses	33,710	20,799
Jackpot investments	26,690	—
Bridge financing costs	—	58,386
Other	70,287	40,390
	423,701	211,786

Other non- current assets

	December 31,
($ thousands)	2015	2014

Contract assets, net	498,583	623,081
Prepaid royalties	156,479	—
Jackpot investments	124,809	—
Customer financing receivables, net	62,709	—
Other	95,337	91,433
	937,917	714,514

Contract assets are principally composed of license fees for the Italian Scratch & Win and New Jersey licenses. The Scratch & Win license fee is being amortized over the contract term of nine years beginning October 2010 and the New Jersey license fee is being amortized over the contract term of 15 years and nine months beginning October 2013 as reductions of service revenues.

The allowance for customer financing receivables, net are as follows:

	December 31, 2015
		Allowance for
($ thousands)	Gross	credit losses	Net

Current	140,681	(3,545)	137,136
Non-current	63,052	(343)	62,709
	203,733	(3,888)	199,845

The following table presents the activity in the allowance for credit losses related to customer financing receivables, net:

December 31,
($ thousands)	2015

Balance at January 1, 2015	—
Provisions, net	(3,706)
Amounts written off as uncollectible	20
Foreign currency translation	(59)
Other	(143)
Balance at December 31, 2015	(3,888)

7.     Fair Value of Financial Assets and Liabilities

Financial assets and liabilities carried at fair value

The following tables represent the fair value hierarchy for financial assets and liabilities measured at fair value as of December 31, 2015 and 2014:

	December 31, 2015
($ thousands)	Fair Value	Level 1	Level 2	Level 3	Total

Restricted Investments	43,426	43,426	—	—	43,426

Derivative Assets:
Foreign Currency Forward Contracts	5,002	—	5,002	—	5,002
Interest Rate Swaps	1,963	—	1,963	—	1,963

Jackpot Investments	151,499	151,499	—	—	151,499
Available for Sale Investments	7,250	7,250	—	—	7,250

Derivative Liabilities:
Foreign Currency Forward Contracts	750	—	750	—	750
Interest Rate Swaps	8,958	—	8,958	—	8,958

	December 31, 2014
($ thousands)	Fair Value	Level 1	Level 2	Level 3	Total

Restricted Investments	76,843	76,843	—	—	76,843

Derivative Assets:
Foreign Currency Forward Contracts	1,999	—	1,999	—	1,999

Available for Sale Investments	7,073	7,073	—	—	7,073

Derivative Liabilities:
Foreign Currency Forward Contracts	4,596	—	4,596	—	4,596

Valuation Techniques and Balance Sheet Presentation

Restricted investments are primarily composed of publicly-traded foreign government and corporate bonds and mutual investment funds, and were valued using quoted market prices. Restricted investments are presented in restricted cash and investments in the consolidated balance sheet.

Foreign currency forward contracts were calculated by reference to current forward exchange rates for contracts with similar maturity profiles. Foreign currency forward contracts are presented as current assets and current liabilities in the consolidated balance sheet.

Interest rate swaps were calculated by discounting future cash flows using LIBOR rates with an appropriate adjustment for credit risk. Interest rate swaps are presented as current assets and non-current liabilities in the consolidated balance sheet.

Jackpot investments were valued using quoted market prices. Jackpot investments are presented as other current and noncurrent assets in the consolidated balance sheet.

Available for sale investments were valued using quoted market prices. Available for sale investments are presented as other non-current assets in the consolidated balance sheet.

Financial assets and liabilities not carried at fair value

The following tables represent the fair value hierarchy for financial assets and liabilities not measured at fair value as of December 31, 2015 and 2014:

	December 31, 2015
($ thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total	Unrealized Gain (Loss)

Customer financing receivables, net	199,845	199,845	—	—	199,845	199,845	—
Available for sale investments	13,232	13,232	—	—	13,232	13,232	—
Jackpot liabilities	337,243	329,923	—	—	329,923	329,923	7,320
Debt	8,343,368	8,176,986	6,450,306	1,726,680	—	8,176,986	166,382

	December 31, 2014
($ thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total	Unrealized Gain (Loss)

Available for sale investments	10,925	10,925	—	—	10,925	10,925	—
Debt	2,959,471	3,136,084	2,226,226	909,858	—	3,136,084	(176,613)

Valuation Techniques and Balance Sheet Presentation

Customer financing receivables, net are recorded and valued based on expected payments and market interest rates (ranging from 5.75% to 17.0%) relative to the credit risk of each customer. Credit risk is determined on a number of factors, including customer size, type, financial condition, historical collection experience, account aging, and credit ratings derived from credit reporting agencies and other industry trade reports. Contracts are typically secured by the underlying assets sold and notes are secured by the developed property and/or other assets. The higher risk rate categories include most of the Company’s development financing loans in new markets and customers in regions with a history of currency or economic instability, such as Latin America. At December 31, 2015, the book value of customer financing receivables, net approximated fair value. Customer financing receivables, net are presented as other current and noncurrent assets in the consolidated balance sheet.

Available for sale investments are carried at cost (which approximates fair value) and are presented as other non-current assets in the consolidated balance sheet.

Jackpot liabilities were primarily valued using discounted cash flows, incorporating expected future payment timing, estimated funding rates based on the treasury yield curve, and nonperformance credit risk. Expected annuity payments over 1-25 years (average 10 years) were discounted using the 10-year treasury yield curve rate (2.26%) for the estimated funding rate and the 10-year credit default swap rate (2.341%) for nonperformance risk. The present value (carrying value) of the expected lump sum payments were discounted using the 1-year treasury yield curve rate (.58%) with the 1-year credit default swap rate (.202%) for the current amounts and the 2-year treasury yield curve rate (1.04%) with the 2-year credit default swap rate (.368%) for noncurrent amounts. Significant increases (decreases) in any of these inputs in isolation would result in a lower (higher) fair value measurement. Generally, changes in the estimated funding rates do not correlate with changes in nonperformance credit risk. Jackpot liabilities are presented as other current and noncurrent liabilities in the consolidated balance sheet.

Debt is predominantly level 1 and valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in an active market. Revolving facilities and term loans with variable interest rates are level 2 and valued using current interest rates, excluding the effect of debt issuance costs. Carrying values in the table exclude swap adjustments.

8.  Derivatives

The Company enters into derivative transactions, including principally interest rate swaps and forward currency contracts, for the purpose of managing interest rate and currency risks arising from operations and its sources of financing. The Company’s accounting policies regarding derivatives are set out in Note 2.

From time to time, the Company enters into foreign currency forward and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues, and certain assets and liabilities denominated in foreign currencies. These contracts generally have average maturities of 12 months or less and are regularly renewed to provide continuing coverage throughout the year. It is the Company’s policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximize hedge effectiveness.

Derivatives not designated as hedging instruments

The Company uses foreign currency forward contracts to manage some of its transaction exposures and future foreign currency net cash flows that the Company expects to generate through its operations. These foreign currency forward contracts are not designated as cash flow, fair value, or net investment hedges and are typically matched with current transactions or forecasted foreign currency transactions to be derived from operations. The aggregate fair value of the contracts at December 31, 2015 was $4.1 million. The aggregate fair value of the contracts at December 31, 2014 was ($4.0) million.

Cash flow hedges

At December 31, 2015 and 2014, the Company held foreign currency forward contracts designated as hedges of future foreign currency net cash flows that the Company expects to generate through its operations. The terms of the contracts are typically matched with the forecasted foreign currency transactions to be derived from operations up to a period of 12 months. At December 31, 2015 and 2014, the aggregate fair value of these contracts was $0.2 million and $1.4 million, respectively.

Net realized and unrealized gains and losses from foreign currency cash flow hedges are disclosed in the table below.

	For the year ended December 31,
($ thousands)	2015	2014	2013

Included in Other Comprehensive Income (OCI)
Unrealized gains (losses), net	(467)	3,938	(1,465)

Reclassifications from OCI to the Income Statement
Realized gains (losses), net	244	640	1,011

The amounts retained in other comprehensive income at December 31, 2015 are expected to mature and affect the consolidated statement of operations in 2016.

Fair value hedges

At December 31, 2015, the Company held $625 million notional amount of interest rate swaps (“swaps”) with an aggregate fair value liability of $9.0 million, which were designated as hedges of fixed interest rates on the 6.250% Senior Secured Notes due 2022. These swaps effectively convert $625 million of the 6.250% Senior Secured Notes due 2022 fixed interest rate debt to variable rate debt. Under the terms of these swaps, the Company is required to make variable rate interest payments based on a 6 month floating LIBOR plus a flat spread rate, collectively ranging between 4.4425% and 4.56375% as of December 31, 2015, and will receive fixed interest payments from its counterparties based on a fixed rate of 6.25%. The Libor rate resets on a semi-annual basis, and settlement occurs semi-annually. Because these swaps convert fixed rate debt to variable rate debt, they are considered fair value hedges. With fair value hedges, the swaps are recorded at fair value with the offset in interest expense. The changes in the fair value of the hedged item (the 6.250% Senior Secured Notes due 2022) due to changes in the benchmark interest rate are recorded with the offset in interest expense. To the extent the hedge relationship is effective, the interest expense will offset. During 2015, the Company recorded an unrealized loss of $9.0 million on the swaps and an unrealized gain of $10.5 million on the 6.250% Senior Secured Notes due 2022.

Legacy IGT held interest rate swaps exchanging fixed rate interest payments for variable rate interest payments (described below) that were designated fair value hedges against changes in the fair value portion of the respective notes. Net amounts receivable or payable under the swaps settled semiannually on June 15 and December 15 of each year.

Swaps related to the 7.500% Senior Secured Notes due 2019 included $250 million notional value at one-month LIBOR plus 342 bps, and $250 million notional value with a variable rate based on six-month LIBOR plus 409 bps. Both swaps carried a termination date of June 15, 2019.

Swaps related to the 5.500% Senior Secured Notes due 2020 totaled $300 million notional value with a variable rate based on the six-month LIBOR plus 186 bps with a termination date of June 15, 2020.

In conjunction with the tender in April 2015 of $175.9 million principal of 5.500% Senior Secured Notes due 2020, $175.9 million notional amount of related interest rate swaps were cancelled. The Company received cash proceeds of $13.0 million from the swap counterparties upon settlement in May 2015. The remaining $124.1 million notional amount of interest rate swaps equaled the remaining outstanding principal of the 5.500% Senior Secured Notes due 2020.

In September 2015, all remaining swaps related to the 7.500% Senior Secured Notes due 2019 and 5.500% Senior Secured Notes due 2020 with a collective notional value of $624 million were cancelled. The Company received cash proceeds of $59.0 million from the swap counterparties which reduced the swap fair value adjustment asset and interest receivable to zero; however, in accordance with hedge accounting requirements, a swap fair value adjustment to debt of $1.3 million remained to be amortized as a reduction to interest expense over the remaining debt life.

At December 31, 2014 the Company did not hold any fair value hedges. The €150 million ($182.1 million at the December 31, 2014 exchange rate) notional amount of swaps, which were designated as hedges of fixed interest rates on the Legacy GTECH Notes due 2016 were settled in December 2014, in connection with the redemption of the Notes due 2016, resulting in a $10.1 million gain.

Presentation of Derivative Amounts

All derivatives are recorded gross, except netting of foreign exchange contracts and counter-party netting of swaps’ interest receivable and payable, as applicable.

Balance Sheet Location and Fair Value

	As of December 31,
	2015		2014
($ thousands)	Assets	Liabilities	Assets	Liabilities

Fair Value Hedges:
Interest Rate Swaps
Non-current financial liabilities	—	8,958	—	—
Long-term debt	—	(9,195)	—	—
Gross Derivatives	—	(237)	—	—

Non-designated Hedges:
Foreign Currency Contracts, Net
Current financial assets:
Unrealized gain on foreign currency contracts	5,496	—	8,622	—
Unrealized loss on foreign currency contracts	(667)	—	(8,048)	—
Current financial liabilities:
Unrealized gain on foreign currency contracts	—	(663)	—	(8,044)
Unrealized loss on foreign currency contracts	—	1,413	—	12,640

Designated Hedges:
Foreign Currency Contracts, Net
Current financial assets;
Unrealized gain on foreign currency contracts	173	—	1,425	—

Counter-party Netting:
Swaps Interest Receivable and Payable
Current financial assets:
Due from counter-party	1,963	—	—	—

Net Derivatives	6,965	513	1,999	4,596

Income Statement Location and Income (Expense)

	For the year ended December 31,
($ thousands)	2015	2014	2013

Designated Hedges: Foreign Currency Contracts
Realized gains (losses) - Service revenue	244	701	1,011
Realized gains (losses) - Product sales	—	—	(1,498)

Fair Value Hedges: Interest Rate Swaps
Effectiveness - Contra interest expense	—	4,885	5,395
Ineffectiveness - Contra interest expense	—	421	3
Effectiveness - Other income	1,646	—	—
Ineffectiveness - Other income	232	—	—

9.     Systems, Equipment and Other Assets Related to Contracts, net

	December 31,
($ thousands)	2015	2014

Land	590	685
Buildings	110,049	118,203
Terminals and systems	2,574,369	2,545,772
Furniture and equipment	177,425	188,304
Contracts in progress	92,356	76,390
	2,954,789	2,929,354
Accumulated depreciation	(1,827,271)	(1,842,928)
	1,127,518	1,086,426

The Company capitalized $1.1 million of borrowing costs in 2015. The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 5%, which was the effective interest rate of all borrowings.

10.  Property, Plant and Equipment, net

	December 31,
($ thousands)	2015	2014

Land	18,829	2,468
Buildings	218,903	75,180
Furniture and equipment	230,267	167,702
Construction in progress	12,457	2,311
	480,456	247,661
Accumulated depreciation	(130,779)	(124,119)
	349,677	123,542

11.       Goodwill, net

Changes in the carrying amount of goodwill, net, consist of the following for 2015 and 2014:

	North America
	Gaming and	North America
($ thousands)	Interactive	Lottery	International	Italy	Total
Balance at December 31, 2013	210,700	1,069,863	1,168,191	1,625,132	4,073,886

Acquisitions	—	—	12,028	6,767	18,795
Disposal	—	—	—	(9,412)	(9,412)
Foreign currency translation	—	—	(19,795)	(104,593)	(124,388)
Balance at December 31, 2014	210,700	1,069,863	1,160,424	1,517,894	3,958,881

IGT acquisition	2,415,582	147,292	382,958	—	2,945,832
Other acquisitions	—	—	—	9,798	9,798
Foreign currency translation	—	—	(8,299)	(75,713)	(84,012)
Balance at December 31, 2015	2,626,282	1,217,155	1,535,083	1,451,979	6,830,499

Balance at December 31, 2014
Cost	210,700	1,073,956	1,292,940	1,519,715	4,097,311
Accumulated impairment loss	—	(4,093)	(132,516)	(1,821)	(138,430)
	210,700	1,069,863	1,160,424	1,517,894	3,958,881

Balance at December 31, 2015
Cost	2,626,282	1,221,248	1,656,888	1,453,612	6,958,030
Accumulated impairment loss	—	(4,093)	(121,805)	(1,633)	(127,531)
	2,626,282	1,217,155	1,535,083	1,451,979	6,830,499

As described in Note 3, the acquisition of IGT was completed on April 7, 2015. Acquired goodwill of $2.946 billion was allocated to the reporting units above.

On May 2, 2014, the Company acquired 100% of the shares of Probability Plc (“Probability”) a mobile gaming solutions company that provided the Company with immediate access to a mobile solution in slots and table games, as well as enhancements of the player acquisition and retention experience. The cash purchase price was approximately £18 million ($28.5 million net of cash acquired). Acquired goodwill of $18.8 million in 2014 includes $14.2 million associated with the Probability acquisition.

In July 2014, the Company sold its sports and events ticketing business to the international operator TicketOne, CTS Eventim Group for $18.6 million (€13.9 million). Goodwill associated with this business of $9.4 million (€7.8 million) was included in the carrying amount when determining the $8.6 million (€5.7 million) gain on the sale, which has been recorded in Transaction expense, net in the consolidated statement of operations.

Annual Goodwill Impairment Testing

Upon completion of the acquisition of IGT on April 7, 2015, as described in Note 3, and the reorganization that followed, the Company determined its operating segments in accordance with ASC 280. The Company performed an analysis to determine its reporting units based on the availability of discrete financial information that is regularly reviewed by segment management and the Company determined that it had four reporting units as of November 1, 2015, the Company’s goodwill impairment testing date:

•                  North America Gaming and Interactive

•                  North America Lottery

•                  International

•                  Italy

There were no changes to this determination through December 31, 2015.

In performing step one of the goodwill impairment test for the Company’s reporting units, the Company estimated the fair value of the reporting units using an income approach that analyzed projected discounted cash flows. The procedures the Company followed included, but were not limited to, the following:

•                  Analysis of the conditions in, and the economic outlook for, the reporting units;

•                  Analysis of general market data, including economic, governmental, and environmental factors;

•                  Review of the history, current state, and future operations of the reporting units;

•                  Analysis of financial and operating projections based on historical operating results, industry results and expectations;

•                  Analysis of financial, transactional and trading data for companies engaged in similar lines of business to develop appropriate valuation multiples and operating comparisons; and

•                  Calculation of market capitalization, total invested capital, the implied market participant acquisition premium, and supporting qualitative and quantitative analysis.

The results of step one of the Company’s impairment testing by reporting unit is as follows ($ thousands):

	Estimated	Carrying
	Fair Value	Amount	Excess	%
North America Gaming and Interactive	5,590,000	5,116,000	474,000	9%
North America Lottery	2,820,000	2,189,400	630,600	29%
International	2,920,000	2,585,600	334,400	13%
Italy	2,695,000	2,109,648	585,352	28%

The key assumptions used in the goodwill impairment testing were as follows:

	Normalized
	Growth	Discount
	Rate	Rate
North America Gaming and Interactive	3.00%	8.25%
North America Lottery	2.25%	6.60%
International	3.00%	9.50%
Italy	0.50%	9.40%

Where reporting unit fair values did not exceed the carrying amounts by a substantial amount, which the Company believes to be 20% or more, additional analysis was performed and additional disclosure is provided below.

North America Gaming and Interactive

In calculating the fair value of the North America Gaming and Interactive reporting unit using the income approach, the Company used projections of revenues, operating costs and capital expenditures. The projected cash flows considered historical and estimated future results and general economic and market conditions, as well as the impact of planned business and operational strategies. The following estimates and assumptions were also used in the discounted cash flow analysis:

•                  A normalized growth rate of 3.00% based on the estimated sustainable long-term growth rate for the reporting unit;

•                  A normalized operating EBITDA margin percentage was estimated based on a review of average margins within the projection period;

•                  Normalized capital expenditure requirements were estimated based on a review of historical and projected capital expenditures and typical replacement cycles; and

•                  A discount rate of 8.25% based on the weighted average cost of capital.

Although the fair value of the North America Gaming and Interactive reporting unit exceeded the carrying amount based on the results of step one of the Company’s goodwill impairment analysis, a decrease in the fair value of more than 8.5% could potentially result in an impairment of goodwill. The use of 8.76% for the discount rate or 2.35% for the growth rate would render the estimated fair value equal to the carrying amount.

International

The fair value of the International reporting unit was calculated using the income approach, in the same manner as described for the North America Gaming and Interactive reporting unit. The following estimates and assumptions were used in the discounted cash flow analysis:

•                  A normalized growth rate of 3.00% based on the estimated sustainable long-term growth rate for the reporting unit;

•                  A normalized operating EBITDA margin percentage was estimated based on a review of average margins within the projection period;

•                  Normalized capital expenditure requirements were estimated based on a review of historical and projected capital expenditures and typical replacement cycles; and

•                  A discount rate of 9.50% based on the weighted average cost of capital.

Although the fair value of the International reporting unit exceeded the carrying amount based on the results of step one of the Company’s goodwill impairment analysis, a decrease in the fair value of more than 11.5% could potentially result in an impairment of goodwill. The use of 10.37% for the discount rate or 1.82% for the growth rate would render the estimated fair value equal to the carrying amount.

12.       Intangible Assets, net

Intangible assets as of December 31, 2015 and 2014 consist of:

	December 31, 2015
($ thousands)	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Average Life (years)
Subject to amortization
Customer relationships	2,587,202	653,802	1,933,400	14.8
Computer software and game library	946,983	365,305	581,678	5.8
Developed technologies	213,840	67,746	146,094	5.1
Concessions and licenses	251,692	126,732	124,960	10.4
Trademarks	102,179	14,971	87,208	6.6
Sports and horse racing betting rights	119,400	107,506	11,894	6.5
Networks	15,051	10,504	4,547	3.0
Other	8,559	3,020	5,539	16.2
	4,244,906	1,349,586	2,895,320
Not subject to amortization
Trademarks	440,313	—	440,313
Total intangible assets, excluding goodwill	4,685,219	1,349,586	3,335,633

	December 31, 2014
($ thousands)	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Average Life (years)
Subject to amortization
Customer relationships	875,411	506,675	368,736	14.8
Concessions and licenses	269,210	112,164	157,046	10.6
Computer software and game library	313,173	223,395	89,778	6.2
Sports and horse racing betting rights	132,901	103,481	29,420	6.5
Developed technologies	34,009	22,887	11,122	12.0
Networks	14,462	9,899	4,563	3.0
Trademarks	7,316	4,790	2,526	4.0
Other	8,558	2,489	6,069	16.2
	1,655,040	985,780	669,260
Not subject to amortization
Trademarks	117,061	—	117,061
Total intangible assets, excluding goodwill	1,772,101	985,780	786,321

Amortization expense on intangibles assets was $410.4 million, $148.9 million and $134.3 million in 2015, 2014 and 2013, respectively.

Amortization expense on intangible assets for the next five years is expected to be as follows ($ thousands):

Year	Amount
2016	514,495
2017	394,083
2018	265,384
2019	253,363
2020	226,022
Total	1,653,347

Amortization expense for computer software was $34.0 million, $10.1 million and $9.6 million in 2015, 2014 and 2013, respectively.

The Company reviews intangibles for impairment annually, on November 1, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

The Company recorded impairment losses in its International segment of $9.7 million in 2015 and $3.6 million in 2013 for certain indefinite lived intangible assets.

13.       Other Liabilities

Other current liabilities

	December 31,
($ thousands)	2015	2014

Accrued interest payable	171,486	105,749
Accrued expenses	168,160	117,678
Employee compensation	155,753	100,158
Taxes other than income taxes	112,690	83,688
Jackpot liabilities	110,979	—
Deferred revenue	57,089	62,556
Current financial liabilities	48,584	81,973
Advance payments from customers	33,976	17,505
Other current liabilities	26,955	27,858
Short term provisions	19,544	1,203
Advance billings	17,370	17,654
Bridge and consent fees payable	—	88,994
Dividends payable	—	157,341
	922,586	862,357

Other non-current liabilities

	December 31,
($ thousands)	2015	2014

Jackpot liabilities	226,264	—
Finance leases	71,548	79,695
Royalties payable	38,311	—
Deferred revenue	38,308	50,391
Reserve for uncertain tax positions	29,970	7,906
Italian staff severance fund	11,385	12,224
Long-term provisions	10,888	15,829
Contingent liabilities	6,945	8,438
Other	28,874	25,934
	462,493	200,417

14.       Debt

	December 31,
($ thousands)	2015	2014

6.250% Senior Secured Notes due 2022	1,468,875	—
6.500% Senior Secured Notes due 2025	1,084,249	—
4.750% Senior Secured Notes due 2023	912,418	—
4.125% Senior Secured Notes due 2020	752,212	—
5.625% Senior Secured Notes due 2020	592,245	—
Senior Secured Notes	4,809,999	—

6.625% Senior Secured Notes due 2018	533,915	590,557
4.750% Senior Secured Notes due 2020	520,649	575,270
Legacy GTECH Notes	1,054,564	1,165,827

7.500% Senior Secured Notes due 2019	530,009	—
5.500% Senior Secured Notes due 2020	126,833	—
5.350% Senior Secured Notes due 2023	61,303	—
Legacy IGT Notes	718,145	—

Term Loan Facilities due 2019	866,785	—
Revolving Credit Facilities	834,968	876,505
Capital Securities due 2066	49,472	54,975
Other	80	1,764
Long-term debt, less current portion	8,334,013	2,099,071

Current portion of long-term debt	160	849,600
Short-term borrowings	—	10,800
Total Debt	8,334,173	2,959,471

The principal balances of each debt obligation and a reconciliation to the balance sheet follows:

	December 31, 2015
		Debt issuance	Premium
($ thousands)	Principal	cost, net	(Discount)	Swap	Total

6.250% Senior Secured Notes due 2022	1,500,000	(20,610)	—	(10,515)	1,468,875
6.500% Senior Secured Notes due 2025	1,100,000	(15,751)	—	—	1,084,249
4.750% Senior Secured Notes due 2023	925,395	(12,977)	—	—	912,418
4.125% Senior Secured Notes due 2020	762,090	(9,878)	—	—	752,212
5.625% Senior Secured Notes due 2020	600,000	(7,755)	—	—	592,245
Senior Secured Notes	4,887,485	(66,971)	—	(10,515)	4,809,999

6.625% Senior Secured Notes due 2018	544,350	(10,435)	—	—	533,915
4.750% Senior Secured Notes due 2020	544,350	(23,701)	—	—	520,649
Legacy GTECH Notes	1,088,700	(34,136)	—	—	1,054,564

7.500% Senior Secured Notes due 2019	500,000	—	28,345	1,664	530,009
5.500% Senior Secured Notes due 2020	124,143	—	3,034	(344)	126,833
5.350% Senior Secured Notes due 2023	60,567	—	736	—	61,303
Legacy IGT Notes	684,710	—	32,115	1,320	718,145

Term Loan Facilities due 2019	870,960	(4,175)	—	—	866,785
Revolving Credit Facilities due 2019	855,480	(20,512)	—	—	834,968
Capital Securities due 2066	49,530	(58)	—	—	49,472
Other	240	—	—	—	240
Total Debt	8,437,105	(125,852)	32,115	(9,195)	8,334,173

	December 31, 2014
		Debt	Premium
($ thousands)	Principal	issuance cost	(Discount)	Swap	Total

6.625% Senior Secured Notes due 2018	607,050	(16,493)	—	—	590,557
4.750% Senior Secured Notes due 2020	607,050	(31,780)	—	—	575,270
Legacy GTECH Notes	1,214,100	(48,273)	—	—	1,165,827

Revolving Credit Facilities due 2015	897,115	(22,490)	—	—	874,625
Capital Securities due 2066	910,575	(4,299)	—	—	906,276
Short-term borrowings	10,800	—	—	—	10,800
Other	1,943	—	—	—	1,943
Total Debt	3,034,533	(75,062)	—	—	2,959,471

At December 31, 2015 and December 31, 2014, the Company’s unused available liquidity is summarized below:

	December 31,
($ thousands)	2015	2014

Revolving Credit Facilities	2,087,655	1,534,870
Term Loan Facilities	—	—
Total Liquidity	2,087,655	1,534,870

The following table summarizes payments due under the Company’s significant contractual commitments as of December 31, 2015:

	Payments by calendar year
($ thousands)						2021 and
Description	2016	2017	2018	2019	2020	thereafter	Total

6.250% Senior Secured Notes due 2022	—	—	—	—	—	1,500,000	1,500,000
6.500% Senior Secured Notes due 2025	—	—	—	—	—	1,100,000	1,100,000
4.750% Senior Secured Notes due 2023	—	—	—	—	—	925,395	925,395
4.125% Senior Secured Notes due 2020	—	—	—	—	762,090	—	762,090
5.625% Senior Secured Notes due 2020	—	—	—	—	600,000	—	600,000
Senior Secured Notes	—	—	—	—	1,362,090	3,525,395	4,887,485

6.625% Senior Secured Notes due 2018	—	—	544,350	—	—	—	544,350
4.750% Senior Secured Notes due 2020	—	—	—	—	544,350	—	544,350
Legacy GTECH Notes	—	—	544,350	—	544,350	—	1,088,700

7.500% Senior Secured Notes due 2019	—	—	—	500,000	—	—	500,000
5.500% Senior Secured Notes due 2020	—	—	—	—	124,143	—	124,143
5.350% Senior Secured Notes due 2023	—	—	—	—	—	60,567	60,567
Legacy IGT Notes	—	—	—	500,000	124,143	60,567	684,710

Term Loan Facilities due 2019	—	—	—	870,960	—	—	870,960
Revolving Credit Facilities due 2019	—	—	—	855,480	—	—	855,480
Capital Securities due 2066 (1)	—	—	—	—	—	49,530	49,530
Other	160	80	—	—	—	—	240
Total Debt (2)	160	80	544,350	2,226,440	2,030,583	3,635,492	8,437,105

(1)         The Company redeemed the Capital Securities at par on March 31, 2016.

(2)         Amounts presented relate to the principal amount of long-term debt and exclude the related interest expense that will be paid when due, fair value adjustments, discounts, premiums and loan origination fees. See the table above for a reconciliation of the amounts presented to the amounts on the consolidated balance sheet.

Senior Secured Notes

In April 2015, IGT PLC issued five series of senior secured notes (the “Senior Secured Notes”). The original principal amounts of and the proceeds received by IGT PLC from the issuance of the Senior Secured Notes were as follows (in thousands):

Senior Secured Notes	Original Principal Amount	Proceeds (in U.S. Dollars)	Effective Interest Rate
6.250% Senior Secured Notes due 2022	$1,500,000	1,500,000	6.52%
6.500% Senior Secured Notes due 2025	$1,100,000	1,100,000	6.71%
4.750% Senior Secured Notes due 2023	€850,000	919,190	4.98%
4.125% Senior Secured Notes due 2020	€700,000	756,980	4.47%
5.625% Senior Secured Notes due 2020	$600,000	600,000	5.98%
Total proceeds		4,876,170

Principal amounts in euro were converted to U.S. dollars using the exchange rate in effect on April 7, 2015.

IGT PLC used the proceeds from the issuance of the Senior Secured Notes to fund the cash portion of the merger consideration for the Subsidiary Merger and to pay certain costs associated with the Mergers.

Interest on the Senior Secured Notes at the rates per annum set forth in the table above is payable semi-annually in arrears.

The Senior Secured Notes are rated Ba2 and BB+ by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), respectively.

The Senior Secured Notes are guaranteed by certain subsidiaries of IGT PLC and are secured by ownership interests held by IGT PLC in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

IGT PLC may redeem the Senior Secured Notes in whole or in part at any time prior to certain specified dates that range from November 15, 2019 through August 15, 2024 at 100% of their principal amount together with accrued and unpaid interest plus an applicable “make whole” premium. After such dates, IGT PLC may redeem the Senior Secured Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. IGT PLC may also redeem the Senior Secured Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. In addition, upon the occurrence of certain events, IGT PLC will be required to offer to repurchase all of the Senior Secured Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest.

The Senior Secured Notes contain customary covenants and events of default. As of December 31, 2015, IGT PLC was in compliance with all of the covenants.

Legacy GTECH Notes

In December 2010, GTECH S.p.A. (“GTECH”), issued €500 million ($544.4 million at the December 31, 2015 exchange rate) of 5.375% senior notes due 2018 (the “Legacy GTECH 2018 Notes”) and in December 2012, GTECH issued €500 million ($544.4 million at the December 31, 2015 exchange rate) of 3.500% senior notes due 2020 (the “Legacy GTECH 2020 Notes”, and together with the Legacy GTECH 2018 Notes, the “Legacy GTECH Notes”).

In October 2014, GTECH solicited the holders of the Legacy GTECH Notes to approve proposals by extraordinary resolutions to: (1) approve the Holdco Merger and certain related transactions generally and in accordance with and for the purposes of any applicable statutory or court creditor process, (2) agree that no put event was deemed to occur as a result of or in connection with the Holdco Merger and such related transactions and (3) waive any and all events of default, potential events of default and any other breach of the conditions of the Legacy GTECH Notes that had been, were or may have been, within the period of 12 months from the passing of the extraordinary resolutions, triggered by or in connection with the Holdco Merger or such related transactions. In November 2014, holders of the requisite principal amounts of the Legacy GTECH Notes passed extraordinary resolutions approving the proposals. GTECH paid an aggregate of $39 million (€31.3 million) in consent fees to the relevant holders of the Legacy GTECH Notes in connection therewith.

In January 2015, Moody’s and S&P downgraded the ratings of the Legacy GTECH Notes from Baa3 and BBB- to Ba2 and BB+, respectively. As a result, the interest rate on the Legacy GTECH 2018 Notes was increased to 6.625% per annum effective February 2, 2015 and the interest rate on the Legacy GTECH 2020 Notes was increased to 4.750% per annum effective March 5, 2015. Interest on the Legacy GTECH Notes at such rates is payable annually in arrears. The interest rates on the Legacy GTECH Notes are subject to a 1.25% per annum decrease in the event of an upgrade in their ratings by Moody’s and S&P.

As a result of the Holdco Merger, IGT PLC became the issuer of the Legacy GTECH Notes.

The Legacy GTECH Notes are guaranteed by certain subsidiaries of IGT PLC and are secured by ownership interests held by IGT PLC in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

IGT PLC may redeem the Legacy GTECH Notes in whole but not in part, at the greater of:

•                  100% of their principal amount together with any accrued and unpaid interest, or

•                  at an amount specified in the terms and conditions of the Legacy GTECH Notes.

IGT PLC may also redeem the Legacy GTECH Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. In addition, upon the occurrence of certain events, IGT PLC may be required to redeem the Legacy GTECH Notes in whole or in part at 100% of their principal amount plus accrued and unpaid interest.

At December 31, 2015, the effective interest rate on the legacy GTECH Notes due 2018 and Legacy GTECH Notes due 2020 was 7.74% and 6.00%, respectively. At December 31, 2014, the effective interest rate on the legacy GTECH Notes due 2018 and Legacy GTECH Notes due 2020 was 5.59% and 3.76%, respectively.

The Legacy GTECH Notes contain customary covenants and events of default. As of December 31, 2015 and 2014, IGT PLC was in compliance with all of the covenants.

Legacy IGT Notes

In June 2009, International Game Technology, a Nevada corporation (“IGT”), issued $500 million 7.500% senior notes due 2019 (the “Legacy IGT 2019 Notes”), in June 2010, IGT issued $300 million 5.500% senior notes due 2020 (the “Legacy IGT 2020 Notes”) and in September 2013, IGT issued $500 million 5.350% senior notes due 2023 (the “Legacy IGT 2023 Notes”, and together with the Legacy IGT 2019 Notes and the Legacy IGT 2020 Notes, the “Legacy IGT Notes”).

As a result of the change in control of IGT which occurred as a result of the Subsidiary Merger, IGT was required to offer to purchase the Legacy IGT 2020 Notes and the Legacy IGT 2023 Notes for a purchase price equal to 101% of the principal plus any accrued and unpaid interest. In April 2015, IGT made the required offers to purchase and solicited the consent of the holders of the Legacy IGT 2020 Notes and the Legacy IGT 2023 Notes to an amendment to the financial reporting covenant of the Legacy IGT 2020 Notes and the Legacy IGT 2023 Notes. In May 2015, holders of $175.9 million of the Legacy IGT 2020 Notes tendered their notes for purchase and holders of $439.4 million of the Legacy IGT 2023 Notes tendered their notes for purchase and requisite holders of the Legacy IGT 2020 Notes and the Legacy IGT 2023 Notes consented to the amendment. IGT accepted all of the Legacy IGT 2020 Notes and all of the Legacy IGT 2023 Notes tendered for purchase and paid an aggregate of $621.4 million to the relevant holders of the Legacy IGT 2020 Notes and the Legacy IGT 2023 Notes in connection therewith.

Interest on the Legacy IGT Notes at the rates per annum set forth in the table above is payable semi-annually in arrears.

The Legacy IGT Notes were rated Ba2 and BB+ by Moody’s and S&P, respectively at December 31, 2015.

The Legacy IGT Notes are guaranteed by IGT PLC and certain of its subsidiaries and are secured by certain intercompany loans with principal balances in excess of $10 million.

IGT may redeem the Legacy IGT Notes in whole but not in part, at the greater of:

•                  100% of their principal amount together with any accrued, and

•                  unpaid interest and a make-whole premium.

In addition, upon the occurrence of certain events, IGT will be required to offer to repurchase all of the Legacy IGT Notes at a price equal to 100% of their principal amount and accrued and unpaid interest.

At December 31, 2015, the effective interest rate on the Legacy IGT 2019 Notes, Legacy IGT 2020 Notes and Legacy IGT 2023 Notes was 5.67%, 4.88% and 5.47%, respectively.

The Legacy IGT Notes contain customary covenants and events of default. As of December 31, 2015, IGT was in compliance with all of the covenants.

Term Loan Facilities

In January 2015, GTECH entered into a senior term loan facilities agreement (“TLF Senior Facilities Agreement”) with a syndicate of financial institutions that provides for two (2) €400 million ($435.5 million at the December 31, 2015 exchange rate) term loan facilities maturing in 2019 (the “Term Loan Facilities”). Upon the completion of the Holdco Merger, IGT PLC became the borrower under one of the Term Loan Facilities and a subsidiary of IGT PLC became the borrower under the other of the Term Loan Facilities.

IGT PLC used the proceeds of the Term Loan Facilities to repay borrowings under the Revolving Credit Facilities (as defined below).

Interest on the Term Loan Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on IGT PLC’s long-term ratings by Moody’s and S&P. At December 31, 2015, the effective interest rate on the Term Loan Facilities was 1.9%.

The Term Loan Facilities are guaranteed by IGT PLC and certain of its subsidiaries and are secured by ownership interests held by IGT PLC in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Upon the occurrence of certain events, the borrowers may be required to prepay the Term Loan Facilities in full.

The TLF Senior Facilities Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. As of December 31, 2015, the borrowers under the Term Loan Facilities were in compliance with all of the covenants.

Revolving Credit Facilities

In November 2014, GTECH and IGT Global Solutions Corporation entered into a senior facilities agreement (“RCF Senior Facilities Agreement”) with a syndicate of financial institutions that provided for the following multi-currency revolving credit facilities (the “Revolving Credit Facilities”):

Maximum
Borrowing
Available	Facility	Borrower
$1,800,000	Revolving Credit Facility A	IGT PLC, IGT and IGT Global Solutions Corporation

€1,050,000	Revolving Credit Facility B	IGT PLC and Lottomatica Holding S.r.l.

In April 2015, the RCF Senior Facilities Agreement was amended to increase the maximum principal amount of Revolving Credit Facility A from $1.5 billion to $1.8 billion and Revolving Credit Facility B from €850 million ($925.4 million at the December 31, 2015 exchange rate) to €1.05 billion ($1.14 billion at the December 31, 2015 exchange rate).

The borrowers may utilize the Revolving Credit Facilities for letters of credit up to certain sub-limits and Revolving Credit Facility A for U.S. dollar swingline loans.

Proceeds from the Revolving Credit Facilities may be used for general corporate purposes. In 2014, the borrowers used proceeds from the Revolving Credit Facilities to repay amounts borrowed under a prior senior facilities agreement and to pay the redemption price of the Legacy GTECH 2016 Notes (as defined below). In 2015, the borrowers used the proceeds from the Revolving Credit Facilities to fund the cash portion of the merger consideration for the Subsidiary Merger, to repay amounts borrowed by IGT under a prior revolving credit facility agreement and to pay the purchase price of the Legacy IGT 2020 Notes and the Legacy IGT 2023 notes tendered for purchase and the associated consent fees.

Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on IGT PLC’s long-term ratings by Moody’s and S&P. At December 31, 2015 and 2014, the effective interest rate on the Revolving Credit Facilities was 2.2% and 1.78%, respectively.

The RCF Senior Facilities Agreement provides that the following fees (which are recorded as interest expense) are payable quarterly in arrears:

•                  Commitment fees — payable on the undrawn and un-cancelled amount of the Revolving Credit Facilities depending on IGT PLC’s long-term ratings by Moody’s and S&P. The applicable rate was 0.725% at December 31, 2015.

•                  Utilization fees — payable on the aggregate amount of the Revolving Credit Facilities at a rate determined upon such drawn amount. The applicable rate was 0.30% at December 31, 2015.

The Revolving Credit Facilities are guaranteed by IGT PLC and certain of its subsidiaries and are secured by ownership interests held by IGT PLC in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments.

The RCF Senior Facilities Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. As of December 31, 2015, the borrowers under the Revolving Credit Facilities were in compliance with all of the covenants.

Capital Securities

In May 2006, GTECH issued subordinated interest-deferrable Capital Securities due 2066 (the “Capital Securities”).

In December 2014, GTECH invited the holders of the Capital Securities to: (1) tender the Capital Securities for purchase by GTECH and (2) approve proposals by extraordinary resolutions to (a) acknowledge that a condition of the Capital Securities did not apply to the offer to purchase the Capital Securities and (b) approve certain amendments to the conditions of the Capital Securities. In January 2015, holders of the Capital Securities tendered $796.4 million (€704.5 million) of the Capital Securities for purchase by GTECH and holders of the requisite principal amount of the Capital Securities passed extraordinary resolutions approving the proposals. GTECH purchased all of the Capital Securities tendered for purchase and paid an aggregate of $869.8 million (€816.9 million) in consideration to the relevant holders of the Capital Securities in connection therewith.

Interest on the Capital Securities at the rate of 8.250% is payable annually through March 31, 2016 and a variable rate of EURIBOR plus 5.050% payable semi-annually thereafter.

As a result of the Holdco Merger, IGT PLC became the issuer of the Capital Securities.

IGT PLC may redeem the Capital Securities in whole but not in part at 100% of their principal amount together with accrued and unpaid interest and certain other amounts on March 31, 2016 and any interest payment date thereafter. IGT PLC may also redeem the Capital Securities in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events.

Prior to their redemption at par on March 31, 2016, the Capital Securities were rate B1 and B+ by Moody’s and S&P, respectively.

Legacy GTECH Notes due 2016

In December 2009, GTECH issued €750 million ($816.5 million at the December 31, 2015 exchange rate) of 5.375% senior notes due 2016 (the “Legacy GTECH 2016 Notes”). The Legacy GTECH 2016 Notes were rated Baa3 and BBB- by Moody’s and S&P, respectively, and were guaranteed by certain subsidiaries of GTECH. In December 2014, GTECH redeemed the Legacy GTECH 2016 Notes. In connection with the redemption, GTECH paid an aggregate $88.6 million make-whole premium to the holders of the Legacy GTECH 2016 Notes and wrote off unamortized debt issuance costs of $3.2 million. GTECH also held €150 million notional amount of interest rate swaps, which were designated as hedges of fixed interest rates on the Legacy GTECH 2016 Notes, which were settled in December 2014 in connection with the redemption, resulting in a $10.1 million gain.

Bridge Facility

In July 2014, in connection with GTECH’s planned acquisition of IGT, GTECH obtained a commitment from affiliates of Credit Suisse AG, Barclays PLC and Citigroup Inc. to fund a 364-day senior bridge term loan credit facility (the “Bridge Facility”) in an aggregate principal amount of approximately $10.7 billion, of which approximately 45% was denominated in euros and approximately 55% of which was denominated in U.S. dollars. The proceeds of the Bridge Facility were to be used to fund the cash portion of the merger consideration of the Subsidiary merger, to pay transaction expenses, to redeem or refinance the Legacy GTECH Notes, the Legacy IGT Notes, the Capital Securities and the Legacy GTECH 2016 Notes, to the extent applicable, and to pay the shareholders of GTECH exercising rescission rights.

In connection with the Bridge Facility commitment, GTECH incurred fees of $80.5 million (€59.1 million), which were payable in full upon the earliest occurrence of certain events set forth in the related agreements, including, among others, the closing of the acquisition of IGT or the date the Bridge Facility terminated in accordance with its terms. The fees of $80.5 million (€59.1 million) were recorded within current financial liabilities, with an offsetting entry in other current assets on the consolidated balance sheet. The cost deferred in other current assets was being amortized to interest expense over the estimated duration of the Bridge Facility (11½ months beginning July 15, 2014 based on the applicable commitment amounts). In addition, a daily ticking fee accrued on the aggregate amount of the commitments in respect of the Bridge Facility during the period from and including July 15, 2014, to but excluding the date upon which the Bridge Facility was terminated, at a rate equal to 0.25% per annum. The ticking fee was payable in full on the earlier of (1) termination or expiration of the commitment letter and (2) the closing of the acquisition of IGT. The ticking fee was recorded as interest expense in the consolidated statement of operations and accrued within current financial liabilities on the consolidated balance sheet. On December 12, 2014, in accordance with the terms of the Bridge Facility, the Company incurred additional fees of approximately $31.1 million which were recorded within other current liabilities and other current assets to be amortized over the remaining estimated duration of the Bridge Facility. In 2015 and 2014, the Company recorded $23.7 million and $47.6 million of interest expense, respectively relating to the Bridge Facility.

In February 2015, the Bridge Facility commitment was terminated and unamortized bridge fees of $34.5 million were recorded to other expense in the consolidated statement of operations.

Other Credit Facilities

IGT PLC and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2015 and 2014, there were no borrowings under these facilities.

Letters of Credit

IGT PLC and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted letter of credit facilities made available by several financial institutions. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2015 and 2014 and the weighted average annual cost of such letters of credit:

	Letters of Credit Outstanding
	Not under the	Under the
	Revolving Credit	Revolving Credit		Weighted Average
($ thousands)	Facilities	Facilities	Total	Annual Cost
December 31, 2015	711,365	—	711,365	0.97%
December 31, 2014	796,397	—	796,397	0.94%

Interest Expense

	For the year ended December 31,
($ thousands)	2015	2014	2013

Senior Secured Notes	(248,407)	—	—
Revolving Credit Facilities	(47,789)	(14,954)	(15,121)
6.625% Senior Secured Notes due 2018	(40,481)	(36,961)	(36,861)
4.750% Senior Secured Notes due 2020	(29,941)	(24,842)	(24,633)
Bridge Facility	(23,717)	(47,577)	—
7.500% Senior Secured Notes due 2019	(18,651)	—	—
Term Loan Facilities due 2019	(15,537)	—	—
Capital Securities due 2066	(8,550)	(85,250)	(85,881)
5.350% Senior Secured Notes due 2023	(4,753)	—	—
5.500% Senior Secured Notes due 2020	(3,359)	—	—
5.375% Senior Secured Notes due 2016	—	(45,864)	(49,770)
Other	(16,799)	(6,772)	(4,862)
	(457,984)	(262,220)	(217,128)

Interest paid was $365.5 million, $211.7 million and $189.0 million in 2015, 2014 and 2013, respectively.

15.       Income Taxes

The components of (loss) income before the provision for income taxes, determined by tax jurisdiction, are as follows:

	For the year ended December 31,
($ thousands)	2015	2014	2013

Italy	419,116	417,212	451,716
United States	(379,425)	(60,932)	(102,433)
United Kingdom	(150,475)	(106,536)	(29,132)
All Other	93,753	90,473	139,286
	(17,031)	340,217	459,437

The provision for income taxes consists of:

	For the year ended December 31,
($ thousands)	2015	2014	2013
Current:
Italy	168,915	206,212	177,843
United States	(24,434)	4,750	5,295
United Kingdom	(5,097)	528	405
All Other	48,753	36,218	51,764
	188,137	247,708	235,307

Deferred:
Italy	1,660	8,122	24,885
United States	(121,032)	1,692	(24,178)
United Kingdom	(16,242)	(8,948)	(47)
All Other	(13,627)	(8,161)	(10,012)
	(149,241)	(7,295)	(9,352)
	38,896	240,413	225,955

Income taxes paid were $199.2 million, $211.3 million and $229.3 million in 2015, 2014 and 2013, respectively.

The Company is tax resident in the United Kingdom. A reconciliation of the provision for income taxes, with the amount computed by applying the weighted average rate of the United Kingdom statutory main corporation tax rates in force over each of the Company’s calendar year reporting periods (20.25% in 2015, 21.50% in 2014 and 23.25% in 2013) to (loss) income before the provision for income taxes is as follows:

	For the year ended December 31,
($ thousands)	2015	2014	2013

(Loss) income before provision for income taxes	(17,031)	340,217	459,437
United Kingdom statutory tax rate	20.25%	21.50%	23.25%
Theoretical tax expense (benefit)	(3,449)	73,147	106,819

Foreign tax differential	(53,153)	15,768	6,597
Foreign losses with no tax benefit	7,495	12,255	12,218
Italian tax litigation settlement	—	19,934	38,366
IRAP and other local taxes	29,697	49,806	46,513
Italian reorganization tax	13,405	35,989	—
Nondeductible expenses	30,244	9,052	1,647
Foreign tax expense, net of federal benefit	9,003	10,765	10,222
Change in unrecognized tax benefits	(15,593)	427	342
Tax cost of dividend	12,888	3,903	3,618
Research and development tax credit	(4,393)	(507)	(283)
Noncontrolling interest	8,565	5,015	1,260
Other	4,187	4,859	(1,364)
	38,896	240,413	225,955

Effective tax rate	-228.4%	70.7%	49.2%

The Company’s effective income tax rate of (228.4)% in 2015 was higher than the effective income tax rate of 70.7% in the same period of the prior year principally due to costs associated with the IGT acquisition in 2015 that were either non-deductible for tax purposes or deductible at rates lower than the Company’s global blended statutory tax rate.

The Company’s effective income tax rate of 70.7% in 2014 was higher than the effective income tax rate of 49.2% in the same period of the prior year principally due to Italian capital gains tax associated with the reorganization of the Italian business, a tax audit settlement in Italy and non-deductible acquisition costs on the planned acquisition of IGT.

The significant components reflected within the tax rate reconciliation labeled “Foreign tax differential” includes the effects of foreign subsidiaries’ earnings taxed at rates other than the U.K. statutory rate.

On December 18, 2015, the Consolidated Appropriations Act 2016 was signed into law in the United States. Some of the provisions were retroactive to January 1, 2015 including the permanent extension of the U.S. research and development tax credit. The effective tax rate reflects the Company’s estimated 2015 U.S. research and development tax credit.

The U.K. 2015 Finance Bill received Royal Assent in the fourth quarter of 2015, which resulted in the enactment of the United Kingdom corporate tax rate change from 20% in 2015 to 19% in 2017, then 18% in 2020. As a result, the Company recorded $1.4 million of income taxes in the fourth quarter of 2015 to write down the U.K. net deferred tax asset.

In December 2015, the Italian President approved the reduction of the Italian federal IRES tax rate from the current rate of 27.5% to 24% in 2017. As a result, the Company recorded a $11.8 million tax benefit in the fourth quarter of 2015 to write down Italy’s net deferred tax liability.

The components of deferred tax assets and liabilities are as follows:

	December 31,
($ thousands)	2015	2014

Deferred tax assets:
Net operating losses	292,439	162,269
Provisions not currently deductible for tax purposes	164,164	97,003
Depreciation and amortization	148,801	112,963
Jackpot timing differences	92,807	—
Credit carryforwards	40,578	29,047
Cash collected in excess of revenue recognized	10,184	10,102
Share-based compensation	7,690	6,841
Inventory reserves	6,820	5,025
Other	15,062	23,898
Gross deferred tax assets	778,545	447,148
Valuation allowance	(139,663)	(77,631)
Net deferred tax assets	638,882	369,517

Deferred tax liabilities:
Acquired intangible assets	1,294,816	324,623
Depreciation and amortization	178,925	179,674
Foreign exchange on intra-group loan	17,110	17,199
Contract penalties	—	24,435
Other	41,375	9,210
Total deferred tax liabilities	1,532,226	555,141

Net deferred income tax liability	(893,344)	(185,624)

The Company’s net deferred income taxes are recorded in the consolidated balance sheet as follows:

	December 31,
($ thousands)	2015	2014

Deferred income taxes - noncurrent asset	48,074	12,982
Deferred income taxes - noncurrent liability	(941,418)	(198,606)
	(893,344)	(185,624)

The Company has gross tax loss carryforwards in a number of tax jurisdictions of $963.0 million as well as tax credit carryforwards $41.0 million. Portions of these tax loss carryforwards are subject to annual limitations, including Section 382 of the Internal Revenue Code of 1986, as amended, for U.S. tax purposes and similar provisions under other countries laws. Certain of these carryforwards will begin to expire in 2016 if not utilized while others have an unlimited carry forward period.

The valuation allowance as of December 31, 2015 is $139.7 million which is an increase of $62.1 million from $77.6 million at December 31, 2014. The amounts pertain to certain U.S. and foreign net operating loss and credit carry forwards that are not expected to be realized. In assessing the need for a valuation allowance, the Company considers all available evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. When the Company changes its determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to the provision for income taxes in the period in which such determination is made.

The Company has not provided deferred taxes on $1.6 billion of undistributed earnings of non-U.K. subsidiaries at December 31, 2015 as it is the Company’s policy to indefinitely reinvest these earnings in non-UK operations. The repatriation of these earnings would likely incur taxation in countries other than the U.K. Quantification of the amount of the unrecognized deferred income tax liability associated with these earnings is not practicable. The Company fully provides for taxes incurred on earnings distributed currently.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the year ended December 31,
($ thousands)	2015	2014	2013

Balance at beginning of year	6,296	7,536	7,796
Current year acquistion	49,934	—	—
Additions to tax positions - current year	9,462	98	180
Reductions to tax positions - prior years	(7,733)	(1,338)	(440)
Settlements	(5,313)	—	—
Lapses in statutes of limitations	(15,276)	—	—
Balance at end of year	37,370	6,296	7,536

As of December 31, 2015, 2014 and 2013, $30.1 million, $6.3 million and $7.5 million, respectively, of the unrecognized tax benefits, if recognized, would affect the Company’s effective tax rates.

The Company recognizes interest expense and penalties related to income tax matters in the provision for income taxes. For 2015, 2014 and 2013, the Company recognized $(10.0) million, $0.5 million and $0.4 million, respectively, in interest expense and penalties. As of December 31, 2015, 2014 and 2013, the gross balance of accrued interest was $3.7 million, $3.0 million and $2.5 million, respectively.

For 2015, the additions to unrecognized tax benefits related to the current year and reductions to unrecognized tax benefits related to prior years are primarily attributable to U.S. tax issues.

The Company files income tax returns in various jurisdictions of which the United Kingdom, United States and Italy represent the major tax jurisdictions. The Internal Revenue Service (“IRS”) is currently examining tax year 2011 for Legacy IGT. For Legacy GTECH, all tax years prior to 2011 are closed with the IRS. Both Legacy GTECH and Legacy IGT have income tax audits in various taxing jurisdictions. The years that may be examined vary with the earliest year being 2010.

In June 2015 a tax audit in Italy was initiated, which is also focused on the leveraged buyout transaction of GTECH Holdings Corporation in 2006 and subsequent acquisition debt refinancing. In July 2015, the Italian Tax Police issued a tax audit report covering the years 2006 to 2010, alleging that GTECH did not recharge to GTECH Holdings Corporation all interest expense and other costs incurred in connection with the 2006 transaction and subsequent refinancing. Based on this tax report, in December 2015 the Italian Tax Agency issued a number of tax assessment notices to the Company covering the years 2006 to 2010 and alleging that additional taxes, penalties and interest for these years totaling €200.0 million are due.

In April 2016, IGT PLC received a Tax Audit Report from the Italian Tax Police covering years 2011 to 2014.  Based on this report, the additional taxes, penalties and interest associated with the transfer price challenge could be estimated to be approximately €275.0 million for those years. Furthermore, this report contains two additional claims regarding (i) the alleged improper deduction of €140.0 million in Value Added Tax and (ii) under-reported taxable income pursuant to Italy’s controlled foreign corporation regime with specific reference to the Company’s fully controlled subsidiary incorporated in Cyprus. No liabilities have been recorded at this time as the Company does not believe that a loss is probable for either item and quantification of the estimated range of adjustment for item (ii) cannot be made, although any adjustment would be material.

Based upon the timing and outcome of examinations of IGT PLC, or the result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits could change from those recorded in the consolidated balance sheets. The Company anticipates that several of these audits may be finalized within the next twelve months. While the Company expects the amount of the unrecognized tax benefits to change in the next twelve months, the Company does not expect the change to have a significant impact on the consolidated balance sheet or statement of operations.

16. Employee Benefit Plans

Defined Contribution Plan

The Company maintains a salary deferral 401(K) plan that allows eligible employees to contribute a portion of their base pay up to the IRS prescribed limit. The Company matches a portion of the employee’s contribution. Employee and Company matching contributions vest immediately. The Company recognized expense related to the matching contribution of $10.8 million, $5.6 million and $5.3 million in 2015, 2014 and 2013, respectively.

Defined Benefit Plan

The Company has a defined benefit plan to provide certain post-employment benefits to Italian employees following termination from the Company. These employees may choose to participate in an unfunded plan within the Company or transfer their plan balance to independent external funds. These benefits are funded only to the extent paid to external funds. The cost of providing benefits under the plan, for those employees that participate in the unfunded plan within the Company, is determined using the projected unit credit actuarial valuation method. The cost of providing benefits for those employees that choose to transfer their plan to independent external funds are considered as defined contributions and are accrued as the employees render the related service. Net benefit expense was $6.8 million, $6.4 million and $6.5 million in 2015, 2014 and 2013, respectively. The present value of the defined benefit obligation was $11.2 million, $11.9 million and $10.9 million at December 31, 2015, 2014 and 2013, respectively.

17.       Commitments and Contingencies

Commitments

Lease Commitments

Rent and lease expense for continuing operations, net of sublease rentals, included no contingent rental payments and totaled $60.8 million in 2015, $57.4 million in 2014, and $50.1 million in 2013.

The minimum amounts due for non-cancelable leases at December 31, 2015 are as follows ($ thousands):

Year	Operating	Capital	Total
2016	71,684	13,874	86,558
2017	44,645	13,772	58,417
2018	37,247	6,992	44,239
2019	30,135	6,664	36,799
2020	23,276	5,862	29,138
Thereafter	77,426	14,526	91,952
Total minimum payments	284,413	61,690	346,103
Less amount represent interest		(16,618)
Capitalized lease obligation		45,072

Facility capital lease

The Company has a finance lease for an operating headquarters facility in Providence, Rhode Island. The Company has the right to cancel the lease after June 30, 2023 if its facilities management contract with the State of Rhode Island is not renewed, in exchange for a termination fee equal to six months of base rent plus operating expenses. The lease includes two ten-year extension options. The Company has the unilateral right to extend the lease under the two extension options under the same terms as in the base term. The lease contains a restriction which does not allow the Company to assign the lease or sublease its portion of the building without the lessor’s approval, which is not to be unreasonably withheld. The lease has been accounted for under build-to-suit guidance, under which the Company carries the entire cost of the building on its books. The building will remain on the books for the lease term and is depreciated over its useful life of 40 years. As of December 31, 2015, the Company had no sublease arrangements at this facility.

Communication equipment capital leases

The Company has finance leases for certain communication equipment that expire between 2019 and 2022. The leases have terms of renewal, options to purchase the equipment and there are no escalation clauses. There are no restrictions placed upon the Company by entering into these leases.

Point of sale capital leases

The Company has finance leases for certain point of sale equipment that expire in 2017. There are no restrictions placed upon the Company by entering into these leases.

Sale and Leaseback Transactions

The Company sold its technology center facility in West Greenwich, Rhode Island in December 2006 and entered into a sale-leaseback agreement with the new owners that expires in November 2019, including renewal options but no escalation clause.

On December 30, 2015, the Company sold its Las Vegas, Nevada campus and entered into a sale-leaseback agreement with the new owners for a portion of the facility for a term of 15 years with optional renewals.

Both the West Greenwich and Las Vegas facilities are accounted for as operating leases, and future minimum lease payments are included in the operating lease section in the table above.

Jackpot Commitments

Jackpot liabilities are recorded as current and non-current liabilities as follows:

December 31,
($ thousands)	2015

Current liabilities	110,979
Non-current liabilities	226,264
337,243

Future jackpot payments are due as follows ($ thousands):

	Previous	Future
Year	Winners	Winners	Total

2016	50,370	60,503	110,873
2017	39,564	9,745	49,309
2018	34,440	585	35,025
2019	30,703	585	31,288
2020	27,130	585	27,715
Thereafter	135,387	8,770	144,157
Future jackpot payments due	317,594	80,773	398,367
Unamortized discounts			(61,124)
Total jackpot liabilities			337,243

Contingencies

Performance and other bonds

In connection with certain contracts and procurements, the Company has been required to deliver performance bonds for the benefit of customers and bid and litigation bonds for the benefit of potential customers, respectively. These bonds, on which customers and potential customers have never made a claim, give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include the Company’s failure to perform its obligations under the applicable contract. The following table provides information related to potential commitments for bonds outstanding at December 31, 2015:

($ thousands)	Total bonds

Performance bonds	474,724
Litigation bonds	37,084
All other bonds	19,254
531,062

Guarantees and indemnifications

Penalties under Minimum Profit Contracts

The Company has three contracts where it has provided customers with minimum profit level guarantees (the Illinois Contract, Indiana Contract and New Jersey Contract). In relation to the Illinois Contract, the Company guaranteed a minimum profit level to the State of Illinois for each fiscal year of the agreement, commencing with the State of Illinois’s fiscal year ended June 30, 2012. The amounts guaranteed and therefore amounts owed by the Company as shortfall payments under the Illinois Contract were under dispute. In December 2014 the Company and the State of Illinois entered into a termination agreement which settled the amounts of shortfall payments for fiscal years 2012, 2013 and 2014, in the amounts of $21.8 million, $38.6 million and $37.1 million, respectively. In 2015, the Attorney General of the State of Illinois questioned the validity of the termination agreement between the Company and the State of Illinois which resulted in the Company and the State of Illinois entering into a new termination agreement and the Company paid the State of Illinois an additional $10 million representing the shortfall payment for the State of Illinois’s fiscal year ending June 30, 2015. The Company will neither be responsible for the payment of any other shortfall payment, nor will it be entitled to receive any incentive compensation, for all or any portion of fiscal year 2015, or any subsequent fiscal year. The Company recorded reductions of service revenue of $10.0 million, $55.5 million and $42.0 million in 2015, 2014 and 2013, respectively, for the shortfall payments.

In relation to the Indiana Contract, the Company guaranteed a minimum profit level to the State of Indiana commencing with the contract year starting July 1, 2013. The Company recorded reductions of service revenue of $8.0 million, $8.8 million and $0.8 million in 2015, 2014 and 2013, respectively related to this guarantee. In 2015, the Company and the State of Indiana renegotiated the Indiana Contract which resulted in future reduced guarantee levels and in consideration the Company paid the State of Indiana $18.3 million which the Company capitalized to Other Assets in its consolidated balance sheet and which the Company is amortizing to service revenue over the remaining contract term.

In relation to the New Jersey Contract, the Company guaranteed a minimum profit level to the State of New Jersey commencing with the contract year starting July 1, 2014. In 2015, the Company and the State of New Jersey renegotiated the New Jersey Contract which resulted in future reduced guarantee levels and in consideration the Company paid the State of New Jersey $15.4 million which the Company capitalized to Other Assets in its consolidated balance sheet and which the Company is amortizing to service revenue over the remaining contract term.

Loxley GTECH Technology Co., LTD guarantee

The Company has a 49% interest in Loxley GTECH Technology Co., LTD (“LGT”), which is accounted for as an asset held for sale with a de minimis value. LGT is a joint venture that was formed to provide an online lottery system in Thailand.

The Company has guaranteed, along with the 51% shareholder in LGT, performance bonds provided to LGT by an unrelated commercial lender. The performance bonds relate to LGT’s performance under the July 2005 contract between the Government Lottery Office of Thailand and LGT should such contract become operational. The Company is jointly and severally liable with the other shareholder in LGT for this guarantee. There is no scheduled termination date for the Company’s guarantee obligation. The maximum liability under the guarantee is Baht 375 million ($10.4 million). At December 31, 2015, the Company does not have any obligation related to this guarantee because the July 2005 contract to provide the online lottery system is not in operation due to continuing political instability in Thailand.

Commonwealth of Pennsylvania indemnification

The Company will indemnify the Commonwealth of Pennsylvania and any related state agencies for claims made relating to the state’s approval of IGT Global Solutions Corporation’s manufacturer’s license in the Commonwealth of Pennsylvania.

Legal Proceedings

From time to time, the Company is a party to legal, regulatory, and arbitration proceedings regarding, among other matters, claims by and against us, injunctions by third parties arising out of the ordinary course of business, and investigations and compliance inquiries related to the Company’s ongoing operations. Legal proceedings can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are often difficult to predict and the Company’s view of these matters may change in the future as the proceedings and events related thereto unfold. The Company expenses legal fees as incurred. The Company records a provision for contingent losses when it is both probable that a liability will be incurred and the amount or range of the loss can be reasonably estimated. At December 31, 2015, provisions for litigation matters amounted to $17.7 million. With respect to litigation and other legal proceedings where the Company has determined that a loss is reasonably possible and the Company is unable to estimate the amount or range of reasonably possible loss in excess of amounts already accrued, due to the inherent difficulty of predicting the outcome of and uncertainties regarding such litigation and legal proceedings, no additional amounts have been accrued. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Company’s operations or its financial position, liquidity or results of operations.

Italian Tax Matters

In December 2013, further to a tax audit received in 2012, settled by IGT PLC’s predecessor entity GTECH S.p.A (“GTECH”), the Italian Tax Agency, as required by Italian law, referred the matter to the Rome Public Prosecutor’s office, which had the obligation to start an investigation.

Within the context of this investigation, on April 28, 2015, representatives of the Rome Public Prosecutor came to IGT PLC’s offices in Rome to collect documents and files. The CEO, a board member and a senior executive of IGT PLC were served with a notice that each is subject to a criminal investigation in Italy relating to the Italian tax returns filed by GTECH for the tax years 2006-2013. Under the relevant Italian statutes, the Company’s legal representative and the signatories of the corporate tax returns, and not the corporation itself, are subject to investigation. The individuals are Lorenzo Pellicioli, then chairman of GTECH’s Board of Directors and currently Vice-Chairman of IGT PLC’s Board of Directors, who was GTECH’s legal representative who signed the Italian corporate tax return for the 2013 tax year; Marco Sala, then GTECH’s CEO and the current CEO, director and the legal representative of IGT PLC, who signed the Italian corporate tax returns for the 2006, 2007 and 2008 tax years and Renato Ascoli, then the general manager of GTECH’s Italian operations, who signed the Italian corporate tax returns for the 2009, 2010, 2011 and 2012 tax years.

The investigation involves the structuring of the original leveraged buyout of GTECH Holdings Corporation by Lottomatica S.p.A. and the subsequent conversion of a portion of the original debt incurred by GTECH Holdings Corporation into an equity increase from the parent company, Lottomatica S.p.A. The Public Prosecutor is focused on determining whether GTECH’s income was under-reported in Italy for any of the tax years 2006-2013. If the Public Prosecutor determines that income was under-reported in one or more tax years, the Public Prosecutor may choose to bring criminal charges in Italy against any or all of the above referenced individuals.

As a consequence of the investigation, a further Tax Audit started on June 22, 2015, focusing on the 2006 merger leveraged buyout acquisition of GTECH Holdings Corporation and the subsequent acquisition debt re-financing.  On July 7, 2015 the Tax Police notified a Tax Audit Report (so called Processo Verbale di Constatazione) to IGT PLC, alleging that GTECH breached the Italian transfer pricing rule (article 110, par. 7, of the Income Tax Act) because it did not recharge to its U.S. wholly-owned subsidiary GTECH Holdings Corporation all the interest expense and other costs incurred in connection with the 2006 acquisition and its subsequent re-financing. The Tax Police Audit Report covers the tax years 2006 to 2010. As provided by Italian law, the Tax Police Audit Report was delivered to the Public Prosecutor and the Italian Tax Agency for their independent evaluation.  Under Italian law, the Italian Tax Agency is the only authority empowered to issue a tax assessment, based on the Tax Police Audit Report’s allegations.  On December 30, 2015 IGT PLC received a number of tax assessment notices (so called Avvisi di Accertamento) covering the years 2006-2010 and alleging that additional taxes, penalties and interest totaling €200 million are due. Under Italian law, the Company had 60 days in which to appeal the tax assessment notice.  On February 26, 2016 the Company submitted a Voluntary Settlement Request, which entitles the Company to an automatic 90 day extension. The extension will allow the Tax Agency to re-examine the preliminary conclusions of the Tax Police.  At the end of the 90 day extension period, if the parties do not reach a settlement the Company retains its right to appeal the tax assessment before the first degree Tax Court.  On April 12, 2016, IGT PLC received a Tax Audit Report from the Tax Police, covering years 2011 to 2014. Based on this report, the additional taxes, penalties and interest associated with the transfer price challenge could be estimated to be approximately totaling €275.0 million for those years. Furthermore, this report contains two additional claims regarding (i) the alleged improper deduction of €140.0 million in Value Added Tax and (ii) under-reported taxable income pursuant to Italy’s controlled foreign corporation regime with specific reference to the Company’s fully controlled subsidiary incorporated in Cyprus. Such Tax Audit Report was delivered to the Public Prosecutor and the Italian Tax Agency for their independent evaluation.  The process outlined above will also be followed for this Tax Audit Report.

IGT PLC believes that the actions of the Company and the relevant managers were appropriate and complied with all applicable tax and other laws and that the allegations underlying the investigation are without merit.

In the Matter of International Game Technology

As previously disclosed in International Game Technology’s Quarterly Report on Form 10-Q for the quarterly period ended January 3, 2015, the Company received a request from the SEC to supply certain information relating to its internal pricing practices for internally refurbished spare parts from electronic gaming machines. The SEC has since communicated to the Company that it is not further pursuing its inquiry into these internal pricing practices. However, the SEC continues to investigate an alleged whistleblower retaliation claim under the Securities Exchange Act of 1934, as amended, that was made by the same former employee of the Company who reported the alleged improper internal pricing practices to the SEC. On February 3, 2016, the Company received a Wells Notice from the staff of the SEC solely relating to its investigation of this alleged whistleblower retaliation claim, and not to the Company’s internal pricing practices. The Company has responded to the Wells Notice and continues to cooperate with the SEC to seek resolution of this matter.

Brazil ICMS Tax

As previously reported, in July 2005, the State of São Paulo challenged the Company’s subsidiary, GTECH Brazil, for classifying the remittances of printing ribbons, rolls of paper and wagering slips (“Consumables”) to lottery outlets in Brazil as subject to ISS tax (service tax) and not ICMS tax (Brazilian VAT). The tax authorities argue that Consumable shipments should have been subject to the higher ICMS tax as opposed to the lower rate ISS tax that GTECH Brazil paid. The tax authorities argue that in order for printed matter to be considered non-taxable it has to be “personalized.” To be considered personalized, the Consumables must be intended for the exclusive use of the party ordering such Consumables. The São Paulo tax authorities also argue that had Consumables been exempt from the ICMS tax, they would have been sold separately to CAIXA and not supplied by GTECH Brazil as necessary to enable the services rendered at the time. GTECH Brazil filed its defense against the Tax Assessment Notice, which defense was dismissed. GTECH Brazil filed an Ordinary Appeal and a Special Appeal to the Court of Taxes and Fees, both of which were not granted. The State Treasury of São Paulo has filed a tax foreclosure to collect the tax obligation amounting to 22,910,722 Brazilian Reals (approximately $5.8 million at exchange rates in effect as of December 31, 2015) plus statutory interest, penalties and fees of approximately 108.7 million Brazilian Reals for a total obligation of approximately 131.6 million Brazilian Reals (approximately $33.2 million at exchange rates in effect as of December 31, 2015). GTECH presented a draft bank letter guarantee in the tax foreclosure to cover tax debt under charge in full but the court did not rule whether it was sufficient. GTECH Brazil is now discussing the legality of this tax levy in another lawsuit, arguing that no ICMS is due in this case because there were no separate sales of Consumables, but instead, the Consumables merely enabled services to be rendered. Therefore, only services were remunerated by GTECH Brazil’s customer and the Consumables were supplied by GTECH Brazil for no separate or additional consideration. Accordingly, only the ISS tax on service revenue was due. Currently, the tax authorities and GTECH Brazil are presenting evidence to the court. GTECH Brazil has been advised by Brazilian counsel that these proceedings are likely to take several years. We dispute the tax authority’s position and will continue to defend this assessment vigorously.

High 5 Games

High 5 Games, LLC (“H5G”) filed suit against the Company in March 2015 alleging breaches of a 2012 Confidential Game Development and License Agreement (the “2012 Agreement”) and related trademark infringement and state law claims. H5G’s primary allegations were that the Company’s subsidiary, IGT, had made impermissible use of intellectual property created by H5G and had failed to pay royalties owed H5G. On March 11, 2015, IGT filed suit against H5G in a separate action alleging breaches of the 2012 Agreement by H5G and related trademark and state law claims. Among other allegations, IGT claimed that H5G had misused IGT’s intellectual property and failed to pay appropriate royalties to IGT. On June 8, 2015 the Court dismissed IGT’s separate action with leave to refile IGT’s claims as counterclaims in the case brought by H5G, which IGT ultimately did on October 22, 2015. Shortly thereafter the parties engaged in renewed settlement negotiations which led to the settlement of all outstanding issues between IGT and H5G.

Texas Fun 5’s Instant Ticket Game

Three lawsuits have been filed in Texas against the Company’s subsidiary IGT Global Solutions Corporation (f/k/a GTECH Corporation) (“IGT Global”) arising out the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 1, 2014 until October 21, 2014. Plaintiffs in each case allege the instruction on each ticket for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, the TLC and the system interpreted a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed. The three actions include: (a) Steele, et al. v. GTECH Corporation. On December 9, 2014, 518 individuals sued IGT Global in Travis County District Court, TX (No. D-1-GN-14-005114). Through intervenor actions, this group currently comprises nearly 1,000 individuals claiming damages in excess of $500M. On January 27, 2015, IGT Global filed its plea to the jurisdiction, special exceptions, motion to dismiss, and answer. On April 7, 2015, plaintiffs substantially amended their petition to include the following causes of action: common law fraud, fraud by non-disclosure, aiding and abetting fraud, tortious interference with existing contract, and tortious interference with expectancy. IGT Global filed an amended plea to the jurisdiction, answer, and a motion to dismiss. IGT Global’s amended plea to the jurisdiction was denied. Trial is scheduled for February 2017. (b) Nettles v. GTECH Corporation. On January 7, 2015, plaintiff Dawn Nettles sued IGT Global in Dallas Country District Court, TX (No. DC-14-14838), claiming damages in excess of $4M. On February 2, 2015, IGT Global filed its plea to the jurisdiction, special exceptions, motion to dismiss, and answer. On April 17, 2015, plaintiff substantially amended her petition to include the following causes of action: common law fraud, fraud by non-disclosure, aiding and abetting fraud, tortious interference with existing contract, and tortious interference with expectancy. Plaintiff again amended her pleading on August 14, 2015 and added the TLC as a defendant, as well as a request for declaratory judgment. The TLC filed its answer on October 2, 2015. IGT Global filed an amended plea to the jurisdiction, amended answer, and a motion to dismiss. IGT Global and the TLC won pleas to the jurisdiction. However, plaintiff appealed both court orders on December 30, 2015. (c) McDonald v. GTECH Corporation. On January 16, 2015, plaintiff Vanessa McDonald sued IGT Global in El Paso County District Court, TX (No. 2014-DCV-4113), claiming damages in excess of $500,000. Plaintiff’s causes of action include negligence, breach of fiduciary duty, and Deceptive Trade Practices Act. On February 2, 2015, IGT Global filed its plea to the jurisdiction, special exceptions, motion to dismiss, and answer. Discovery is ongoing and trial is scheduled for January 2017. We dispute the claims made in each of these cases and intend to continue to defend these lawsuits vigorously.

Disposition of Previously Disclosed Matters

Set forth below are legal proceedings that were previously disclosed and for which a disposition occurred during 2015 or in 2016 through April 21, 2016.

Oregon State Lottery

On December 31, 2014 a representative (the “Representative”) of a purported class of persons alleged to have been financially harmed by relying on the auto hold feature of various manufacturers’ video poker machines played in Oregon, filed suit against the Oregon State Lottery and various manufacturers, including IGT. The matter was filed in the Circuit Court for the State of Oregon, County of Multnomah and is captioned Justin Curzi, On Behalf of Himself and All Other Similarly Situated Individuals v. Oregon State Lottery, IGT (Inc.), GTECH USA, LLC, and WMS Gaming Inc. (case number 14CV20598). The suit alleged the auto hold feature of video poker games is perceived by players as providing the best possible playing strategy that will maximize the odds of the player winning, when such auto hold feature does not maximize the players’ odds of winning. In May 2015, the court granted the Company’s motion to dismiss the case. In March 2016, the Representative filed its appeal with the Court of Appeals for the State of Oregon.

Bally Gaming, Inc.

On December 19, 2014, IGT was sued by Bally Gaming, Inc. in the District Court of Clark County, Nevada, captioned Bally Gaming, Inc. v. International Game Technology and IGT, Case No. A-14-711384-B. The suit related to a contract between the parties under which IGT granted a license to Bally for TITO technology. Bally alleged that the contract granted a license to entities that became related to Bally after the contract was executed. The parties entered into a settlement agreement in March 2016 settling all outstanding issues related to this matter.

Shareholder Class Actions Relating to Mergers

Subsequent to the announcement of the Company’s entry into a merger agreement with International Game Technology, various putative shareholder class action complaints were filed by purported shareholders of International Game Technology. The complaints purported to be brought on behalf of all similarly situated shareholders of International Game Technology and generally allege that the members of the board of directors breached their fiduciary duties to International Game Technology shareholders by approving the proposed merger transaction for inadequate consideration, entering into a merger agreement containing preclusive deal protection devices and failing to take steps to maximize the value to be paid to International Game Technology shareholders. The complaints also alleged claims against the Company and International Game Technology for aiding and abetting these alleged breaches of fiduciary duties. In July 2015, the court approved the settlement of all outstanding issues among the parties.

Global Draw

On September 17, 2013, Global Draw Limited commenced proceedings in London against one of the Company’s subsidiaries, IGT-UK Group Limited, captioned 2013 High Court of Justice (Commercial Court) in London, England, Case No. 2013, Folio 1246. Global Draw’s claims arise out of a Sale and Purchase Agreement dated April 26, 2011 (SPA) pursuant to which Global Draw purchased from IGT-UK all of the outstanding shares of Barcrest Limited. Global Draw seeks claims against IGT-UK under the terms of indemnities and warranties contained in the SPA and against IGT under the terms of a guarantee given by IGT in respect of the liabilities of IGT-UK under the SPA. The parties entered into a settlement agreement in May 2015 settling all outstanding issues related to this matter.

18.       Shareholders’ Equity

Shares Authorized and Outstanding

The Board of Directors is authorized to issue shares of any class in the capital of the Company. The authorized capital stock of IGT PLC consists of 1.85 billion shares of common stock with a $0.10 per share par value.

Shares of common stock outstanding were as follows:

	December 31,
	2015	2014	2013

Balance at beginning of year	172,792,526	173,992,168	172,454,507
Shares issued upon acquisition of IGT	45,322,614	—	—
GTECH rescission shares	(19,734,245)	—	—
Shares issued upon exercise of stock options	744,374	304,619	1,198,191
Shares issued under restricted stock award plans	1,118,970	679,242	339,470
Treasury stock purchases	—	(2,183,503)	—
Balance at end of year	200,244,239	172,792,526	173,992,168

In connection with the Holdco Merger, GTECH shareholders received one newly issued common share in IGT PLC (having a par value of $0.10 per share) for each common share held in GTECH (having a par value of €1.00 per share).

Shares Issued Upon Acquisition of IGT

As described in Notes 1 and 3, the acquisition of IGT was completed on April 7, 2015. Upon the acquisition, IGT shareholders received 45,322,614 IGT PLC common shares in accordance with the terms of the transaction.

GTECH Rescission Shares

GTECH shareholders who did not vote in favor of the Holdco Merger were entitled to exercise a cash exit right equal to €19.174 per share. GTECH shareholders exercised the cash exit right on 19,796,852 GTECH shares, of which 62,607 were subsequently purchased by other GTECH shareholders, resulting in 19,734,245 net shares repurchased upon the Holdco Merger. The Company paid $407.8 million to shareholders.

Treasury Stock Purchases

From time to time, the Board of Directors authorizes the Company to repurchase IGT PLC common stock. In 2014, the Company repurchased common shares under programs authorized in June 2014 (the “June Program”) and October 2014 (the “October Program”) as detailed below:

	Maximum
	Shares		Purchase
	Authorized	Shares	Price
	for Purchase	Acquired	($ thousands)
June Program	1,782,426	1,782,426	43,380
October Program	16,676,505	401,077	9,780
	18,458,931	2,183,503	53,160

The June Program was authorized to fulfill outstanding stock-based compensation plans and the October Program was authorized to ensure the regular trading of the Company’s shares in the event that unusual movements occurred due to excess volatility or lack of liquidity from the then-pending acquisition of IGT. The June Program expired in July 2014 and the October Program expired upon the Mergers. Treasury shares were subsequently cancelled upon completion of the Mergers.

Dividends

The Company declared cash dividends per share during the periods presented as follows:

	$	€
2015:
Third Quarter	0.20	—
Fourth Quarter	0.20	—
Total cash dividends declared	0.40	—

2014:
Second Quarter	1.04	0.75
Fourth Quarter	0.93	0.75
Total cash dividends declared	1.97	1.50

2013:
Second Quarter	0.95	0.73
Total cash dividends declared	0.95	0.73

Dividends declared in euro in 2014 and 2013 were translated into U.S. dollars at the exchange rates in effect on the dates the dividends were declared.

Future dividends are subject to Board of Director approval.

The terms of the Company’s RCF Senior Facilities Agreement restrict the payment of dividends and repurchases of IGT PLC common stock to an aggregate amount of $400 million or $300 million in each calendar year, depending on the Company’s debt ratings.

19.       Non-Controlling Interests

Non-controlling interests’ share of equity in the accompanying consolidated balance sheets was $348.5 million and $377.9 million at December 31, 2015 and 2014, respectively. At December 31, 2015 the Company’s material non-controlling interests were as follows:

Name of subsidiary	% Ownership
Lotterie Nazionali S.r.l.	64.00%
Northstar New Jersey Lottery Group, LLC	82.31%

Lotterie Nazionali S.r.l. (“LN”) is a majority-owned subsidiary that holds an instant ticket concession license in Italy.

Northstar New Jersey Lottery Group, LLC (“Northstar NJ”), is a consolidated joint venture which is party to an Agreement with the State of New Jersey, Department of the Treasury, Division of Purchase and Property and Division of Lottery (the “Division of Lottery”) whereby Northstar NJ manages a wide range of the Division of Lottery’s marketing, sales, and related functions.

20.       Segment Information

The structure of the Company’s internal organization is customer-facing aligned around four business units operating in three regions which represent the Company’s reportable segments as follows:

•                  North America Gaming and Interactive

•                  North America Lottery

•                  International

•                  Italy

Each of these segments operate and provide a full range of gaming services including lottery management services, online and instant lotteries, sports betting, machine gaming and interactive gaming.

The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income. Segment accounting policies are consistent with those of the consolidated financial statements.

Purchase accounting principally represents the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies, principally including the August 2006 acquisition of IGT Global Solutions Corporation and the April 2015 acquisition of IGT.

Corporate support expenses, which are not allocated to the segments, are principally comprised of selling, general and administrative expenses and other expenses that are managed at the corporate level, including restructuring, transaction, corporate headquarters and board of directors’ expenses.

Segment information is as follows ($ thousands):

	North
	America	North
	Gaming and	America			Segment	Corporate	Purchase
2015	Interactive	Lottery	International	Italy	Total	Support	Accounting	Total
Service revenue	780,189	992,684	512,004	1,702,174	3,987,051	—	(9,358)	3,977,693
Product sales	321,618	52,986	341,070	1,872	717,546		(6,183)	711,363
Total revenue	1,101,807	1,045,670	853,074	1,704,046	4,704,597	—	(15,541)	4,689,056

Operating income (loss)	294,256	182,615	164,949	554,937	1,196,757	(292,371)	(364,430)	539,956
Depreciation	70,428	154,429	43,352	80,145	348,354	12,847	8,363	369,564
Amortization	8,490	264	1,435	66,120	76,309	266	333,689	410,264
Expenditures for long-lived assets	(82,834)	(107,854)	(93,666)	(22,422)	(306,776)	(11,618)	—	(318,394)
Long-lived assets (at year end)	403,482	616,760	236,043	220,910	1,477,195	—	—	1,477,195
Total assets (at year end)	6,077,680	2,476,112	2,950,807	2,855,797	14,360,396	754,296	—	15,114,692

	North
	America	North
	Gaming and	America			Segment	Corporate	Purchase
2014	Interactive	Lottery	International	Italy	Total	Support	Accounting	Total
Service revenue	45,575	865,023	473,653	2,104,996	3,489,247	—	722	3,489,969
Product sales	86,926	75,074	156,976	3,366	322,342	—	—	322,342
Total revenue	132,501	940,097	630,629	2,108,362	3,811,589	—	722	3,812,311

Operating income (loss)	1,054	74,293	156,295	711,881	943,523	(150,268)	(78,204)	715,051
Depreciation	24,915	151,421	38,631	97,778	312,745	4,306	6,678	323,729
Amortization	802	263	396	74,844	76,305	269	72,249	148,823
Expenditures for long-lived assets	(25,454)	(111,325)	(43,716)	(78,858)	(259,353)	(3,489)	—	(262,842)
Long-lived assets (at year end)	84,424	646,631	184,553	294,360	1,209,968	—	—	1,209,968
Total assets (at year end)	374,806	2,343,289	1,868,190	3,367,591	7,953,876	481,421	—	8,435,297

	North
	America	North
	Gaming and	America			Segment	Corporate	Purchase
2013	Interactive	Lottery	International	Italy	Total	Support	Accounting	Total
Service revenue	37,425	826,936	481,176	2,114,257	3,459,794	—	722	3,460,516
Product sales	154,717	55,606	155,021	3,774	369,118	—	—	369,118
Total revenue	192,142	882,542	636,197	2,118,031	3,828,912	—	722	3,829,634

Operating income (loss)	(11,154)	82,727	140,844	647,812	860,229	(98,138)	(78,115)	683,976
Depreciation	21,167	154,616	41,103	100,529	317,415	4,243	9,873	331,531
Amortization	275	66	—	68,089	68,430	269	65,450	134,149
Expenditures for long-lived assets	(18,920)	(97,978)	(44,290)	(95,788)	(256,976)	(1,485)	—	(258,461)

Geographical Information

Revenue from external customers, which is based on the geographical location of the Company’s customers, is as follows:

	December 31,
($ thousands)	2015	2014	2013

United States	2,030,251	1,024,917	916,307
Italy	1,712,583	2,119,303	2,138,524
United Kingdom	93,839	93,366	88,196
All other	852,383	574,725	686,607
Total	4,689,056	3,812,311	3,829,634

No customer represents 10% or more of consolidated revenue in 2015, 2014 or 2013.

Long-lived assets are composed of the following:

•                  Systems, equipment and other assets relating to contracts

•                  Property, plant and equipment

Long-lived assets based on the geographical location of the assets are as follows:

	December 31,
($ thousands)	2015	2014

United States	976,439	726,126
Italy	202,971	276,572
United Kingdom	46,658	40,187
All other	251,127	167,083
Total	1,477,195	1,209,968

21.  Depreciation Expense

	For the year ended December 31,
($ thousands)	2015	2014	2013

Systems, equipment and other assets related to contracts, net	329,218	305,881	313,911
Property, plant and equipment, net	40,346	17,848	17,620
	369,564	323,729	331,531

22.  Transaction Expense, net

	For the year ended December 31,
($ thousands)	2015	2014	2013

IGT acquisition costs	49,396	43,972	—
Gain on sale of ticketing business	—	(8,636)	—
	49,396	35,336	—

The Company incurred $49.4 million and $44.0 million of professional fees and expenses related to the April 2015 acquisition of IGT in 2015 and 2014, respectively.

In July 2014, the Company sold its sports and events ticketing business to the international operator TicketOne, CTS Eventim Group for $18.6 million (€13.9 million) and recorded a gain on the sale of $8.6 million (€5.7 million).

23. Accumulated Other Comprehensive Income

The following table details the changes in accumulated other comprehensive income (loss) (AOCI):

		Unrealized Gain (Loss) on:					Less: OCI	Total
	Foreign	Cash	Hedge of	Available	Defined	Share of	attributable to	AOCI
	Currency	Flow	Net	for Sale	Benefit	OCI of	non-controlling	attributable to
	Translation	Hedges	Investment	Securities	Plans	Associate	interest	IGT PLC

Balance as of December 31, 2012	158,791	697	(5,892)	220	(1,628)	—	1,361	153,549
OCI before reclassifications	(52,331)	(1,780)	494	3,913	(1,725)	—	229	(51,200)
Amounts reclassified from AOCI	—	(1,011)	—	—	—	—	—	(1,011)
Tax effect	6,902	764	(161)	(1,144)	582	—	—	6,943
OCI	(45,429)	(2,027)	333	2,769	(1,143)	—	229	(45,268)
Balance as of December 31, 2013	113,362	(1,330)	(5,559)	2,989	(2,771)	—	1,590	108,281
OCI before reclassifications	62,514	4,059	1,861	2,845	(2,055)	(748)	(905)	67,571
Amounts reclassified from AOCI	—	(640)	—	—	—	—	—	(640)
Tax effect	(17,745)	(1,118)	(801)	(815)	470	—	—	(20,009)
OCI	44,769	2,301	1,060	2,030	(1,585)	(748)	(905)	46,922
Balance as of December 31, 2014	158,131	971	(4,499)	5,019	(4,356)	(748)	685	155,203
OCI before reclassifications	60,079	(594)	—	(3,046)	395	—	304	57,138
Amounts reclassified from AOCI	—	(244)	—	—	—	—	—	(244)
Tax effect	(14,024)	254	(64)	(3,259)	(166)	—	—	(17,259)
OCI	46,055	(584)	(64)	(6,305)	229	—	304	39,635
Balance as of December 31, 2015	204,186	387	(4,563)	(1,286)	(4,127)	(748)	989	194,838

For the years ended December 31, 2015, 2014 and 2013, $0.2 million, $0.6 million, and $1.0 million, respectively, were reclassified from AOCI into service revenue in the consolidated statements of operations.

24.       Stock-Based Compensation

Incentive Awards

Stock-based incentive awards are provided to directors and employees under the terms of the Company’s 2015 Equity Incentive Plan (the “Plan”) as administered by the Board of Directors. Awards available under the Plan principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of shares that may be granted under the Plan is 11.5 million shares. To the extent that any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. The Company utilizes authorized and unissued shares to satisfy all shares issued under the Plan.

Prior to 2015, stock options and performance share units were provided to employees under the terms of annual performance based plans (the “Old Plans”) as approved by the Board of Directors. There are 0.2 million shares available for issuance under the Old Plans. No shares were issued under the Old Plans in 2015 and shares are not expected to be issued under the Old Plans in the future.

Stock Options

Stock options are awards that allow the employee to purchase shares of the Company’s stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. In 2015, stock options were granted solely to the Company’s Chief Executive Officer, vest in approximately 2 years from the date of grant subject to certain performance and other criteria, and have a contractual term of approximately seven years.

Stock Awards

Stock awards are principally made in the form of performance share units (PSUs) and restricted stock units (RSUs). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets. PSUs have a contractual term of 10 years and typically vest 50% over an approximate one-year period and 50% over an approximate two-year period. Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets.

RSUs are stock awards granted to directors and employees that entitle the holder to shares of common stock as the award vests, typically over a one-year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan.

Stock Option Activity

A summary of the Company’s stock option activity and related information is as follows:

		Weighted Average
		Exercise	Remaining
		Price	Contractual	Aggregate
	Stock	Per	Term	Intrinsic Value
	Options	Share	(in years)	($ thousands)

Outstanding at January 1, 2015	7,012,341	18.11
Granted	250,000	15.53
Forfeited	(911,028)	19.18
Exercised	(744,374)	14.49
Expired	(13,836)	15.29
Outstanding at December 31, 2015	5,593,103	18.31	3.10

At December 31, 2015:
Vested and expected to vest	4,832,561	17.89	2.99	(8,241)
Exercisable	2,252,804	15.04	1.70	2,576

The total intrinsic value of stock options exercised was $3.3 million, $2.8 million and $11.8 million in 2015, 2014 and 2013, respectively.

Fair Value of Stock Options Granted

The Company estimates the fair value of stock options at the date of grant using a valuation model that incorporates key inputs and assumptions as detailed in the table below. The weighted average grant date fair value of stock options granted during 2015, 2014 and 2013 was $2.31, $3.08 and $4.64 per share, respectively.

	2015	2014	2013

Valuation model	Monte Carlo	Binomial	Binomial
Exercise price ($)	15.53	25.03	26.59
Expected option term (in years)	2.38	4.49	4.54
Expected volatility of the Company’s stock (%)	35.00	27.72	28.09
Risk-free interest rate (%)	1.06	0.25	0.58
Dividend yield (%)	5.15	3.63	4.27

The expected volatility assumes the historical volatility is indicative of future trends, which may not be the actual outcome. The expected life of the stock option is based on historical data and is not necessarily indicative of exercise patterns that may occur. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

Stock Award Activity

A summary of the Company’s stock award activity and related information is as follows:

		Weighted		Weighted
		Average		Average
		Grant Date		Grant Date
	PSUs	Fair Value	RSUs	Fair Value

Nonvested at January 1, 2015	2,265,375	22.39	—	—
Granted	2,204,963	7.58	1,538,583	19.52
Vested	(768,037)	17.90	(530,880)	19.57
Forfeited	(402,907)	22.73	(107,661)	19.57
Nonvested at December 31, 2015	3,299,394	13.50	900,042	19.49

At December 31, 2015:
Unrecognized cost for nonvested awards ($ thousands)	20,053		3,917
Weighted average future recognition period (in years)	1.58		0.40

The total vest-date fair value of PSUs vested was $13.4 million, $11.7 million and $16.3 million in 2015, 2014 and 2013, respectively. The total vest-date fair value of RSUs vested was $8.4 million for 2015. No RSU’s vested in 2014 and 2013.

Fair Value of Stock Awards Granted

During 2015, the Company estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the award includes a market condition. During 2014 and 2013, the Company estimated the fair value of PSUs at the date of grant using the average share price during the employee grant acceptance period.

During 2015, the Company estimated the fair value of RSUs at the date of grant based on the Company’s stock price adjusted for the exclusion of dividend equivalents. Details of the grants are as follows:

	2015	2014	2013

PSUs granted during the year	2,204,963	426,625	618,005
Weighted average grant date fair value	7.58	23.31	28.52

RSUs granted during the year	1,538,583	—	—
Weighted average grant date fair value	19.52	—	—

Modifications

2015

During the first quarter of 2015, the Company modified the expiration date of outstanding stock options granted in July 2009 from April 8, 2015 to June 30, 2015. The modification affected 58 employees but did not result in any incremental compensation cost.

During the fourth quarter of 2015, the Company modified the performance conditions of outstanding stock options and PSUs granted in July 2013 and 2014, as the original vesting conditions were not expected to be satisfied. The modification affected 223 employees and resulted in $14.6 million of incremental compensation cost.

2014

During the second quarter of 2014, the Company modified the performance conditions of outstanding stock options and PSUs granted in July 2012 and 2013, as the original vesting conditions were not expected to be satisfied. The modification affected 221 employees and resulted in $26.0 million of incremental compensation cost.

Stock-Based Compensation Expense

Total compensation cost for the Company’s stock-based compensation plans is recorded based on the employees’ respective functions as detailed below.

	For the year ended December 31,
($ thousands)	2015	2014	2013

Cost of services	602	970	762
Cost of sales	675	60	48
Selling, general and administrative	15,700	12,127	9,993
Research and development	4,223	666	498
	21,200	13,823	11,301
Transaction expense, net	14,867	—	—
Share-based compensation expense before income taxes	36,067	13,823	11,301
Income tax benefit	15,349	4,711	4,122
Total share-based compensation, net of tax	20,718	9,112	7,179

Compensation cost recorded in transaction expense, net, relates to the acceleration of unvested RSUs upon termination of employment following the Subsidiary Merger.

25.       Other Expense

	For the year ended December 31,
($ thousands)	2015	2014	2013

Tender premium	(73,376)	—	—
Unamortized debt issuance cost	(4,295)	—	—
Fees	(2,040)	—	—
Capital Securities	(79,711)	—	—

Unamortized debt issuance cost	(34,526)	(17,023)	—
Fees	(3,640)	—	—
Bridge Facility	(38,166)	(17,023)	—

Tender premium	—	(88,628)	—
Unamortized debt issuance cost	—	(3,182)	—
Swap gain	—	10,103	—
Notes due 2016	—	(81,707)	—

Unamortized debt issuance cost - Term loan facility and Revolver B	—	(3,542)	—
Debt modification - Notes due 2018 and 2020	—	(3,931)	—
Total debt related	(117,877)	(106,203)	—

Other	(11,564)	(12,926)	(14,972)
	(129,441)	(119,129)	(14,972)

26. Earnings Per Share

The following table presents the computation of basic and diluted earnings per share of common stock.

	For the year ended December 31,
($ thousands, except per share amounts)	2015	2014	2013
Numerator:
Net (loss) income attributable to IGT PLC	(75,574)	86,162	201,605

Denominator:
Weighted average shares, basic	192,398	173,792	173,315
Incremental shares under stock based compensation plans	—	698	329
Weighted average shares, diluted	192,398	174,490	173,644

Basic earnings (loss) per share attributable to IGT PLC	(0.39)	0.50	1.16
Diluted earnings (loss) per share attributable to IGT PLC	(0.39)	0.49	1.16

Stock options to purchase 1.1 million common shares in 2015 and 0.5 million common shares in 2013 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive. In addition, 1.5 million outstanding stock options and unvested restricted stock awards were excluded from the computation of diluted earnings per share in 2015 because including them would have had an antidilutive effect due to the net loss position of the Company. There were no stock options outstanding in 2014 that were considered antidilutive and not included in the diluted earnings per share calculation.

27.       Related Party Transactions

Amounts receivable from and payable to related parties are as follows:

	December 31,
($ thousands)	2015	2014

Tax related receivables	1,286	47,405
Trade receivables	8	91
De Agostini Group	1,294	47,496

Trade receivables	17,347	30,650
Autogrill S.p.A.	17,347	30,650

Trade receivables	2,086	205
OPAP S.A.	2,086	205

Trade receivables	—	84
Ringmaster S.r.l.	—	84

Total related party receivables	20,727	78,435

Tax related payables	35,627	148,609
Trade payables	3,354	3,260
De Agostini Group	38,981	151,869

Trade payables	846	989
Autogrill S.p.A.	846	989

Trade payables	524	1,509
Ringmaster S.r.l.	524	1,509

Total related party payables	40,351	154,367

Tax related receivables and payables arise from the tax consolidation performed at the De Agostini Group level.

The following table sets forth transactions with related parties:

	For the year ended December 31,
($ thousands)	2015	2014	2013
Service revenue and product sales
Autogrill S.p.A.	6,060	7,834	7,474
OPAP S.A.	4,036	3,153	—
Ringmaster S.r.l.	239	535	329
De Agostini Group	21	380	94
	10,356	11,902	7,897

Operating costs
Ringmaster S.r.l.	12,651	14,808	9,064
Assicurazioni Generali S.p.A.	3,003	3,641	3,390
De Agostini Group	569	1,266	7,324
	16,223	19,715	19,778

From time to time, we make strategic investments in publicly-traded and privately-held companies that develop software, hardware and other technologies or provide services supporting our technologies. We may purchase from or make sales to these organizations. We believe that the terms of each of these arrangements were fair and not less favorable to us than could have been obtained from unaffiliated parties.

De Agostini Group

The Company is majority owned by De Agostini S.p.A. Amounts receivable from De Agostini S.p.A. and subsidiaries of De Agostini S.p.A. (“De Agostini Group”) are non-interest bearing.

On May 8, 2013, the Company entered into a framework agreement with De Agostini S.p.A. pursuant to which De Agostini S.p.A. may make short-term loans to the Company and the Company may deposit cash with De Agostini S.p.A. on a short-term basis. The framework agreement provided that any such transactions would be in compliance with existing third party loan covenants and concluded on an arm’s- length basis. The framework agreement was terminated on March 18, 2015, and no transactions were executed under the framework agreement.

Autogrill S.p.A.

IGT PLC board member Gianmario Tondato da Rous is Chief Executive Officer and a director of Autogrill S.p.A. (“Autogrill”), a global operator of food and beverage services for travelers. Under concessions signed with operators of airports, motorways and railway stations in Italy, Autogrill is also a seller of scratch and win (“S&W”) and lottery tickets. The Company is the sole licensee for the S&W and lottery concessions in Italy through its subsidiary Lotterie Nazionali S.r.l.

Ringmaster S.r.l.

The Company has a 50% interest in Ringmaster S.r.l., an Italian joint venture, which is accounted for using the equity method of accounting. Ringmaster S.r.l. provides software development services for the Company’s interactive gaming business pursuant to an agreement dated December 7, 2011.

Assicurazioni Generali S.p.A.

Assicurazioni Generali S.p.A. (“Generali”) is a related party of the Company as the Vice-Chairman of the Company’s board also serves on Generali’s board of directors. In 2012, the Company entered into a lease agreement to lease the Company’s headquarters facility in Rome, Italy from a wholly-owned subsidiary of Generali.

Yeonama Holdings Co. Limited and OPAP S.A.

The Company has a 30% interest in Yeonama Holdings Co. Limited (“Yeonama”), which is accounted for at fair value. Yeonama is a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A. (“OPAP”), the Greek gaming and football betting operator. Marco Sala, IGT PLC Chief Executive Officer and board member, is a member of the board of directors of OPAP. GTECH UK Interactive Limited (“GTECH UK”), a subsidiary of the Company, provide sports betting and player account management systems to OPAP S.A. The Company is also a technology provider of VLT central systems to OPAP S.A.

CLS-GTECH Company Limited

The Company has a 50% interest in CLS-GTECH Company Limited (“CLS-GTECH”), which is accounted for using the equity method of accounting. CLS-GTECH is a joint venture that was formed to provide a nationwide KENO system for Welfare lotteries throughout China.

Connect Ventures One LP

Since 2011, the Company has held an investment in Connect Ventures One LP, a venture capital fund which targets ‘‘early stage’’ investment operations, with the legal status of limited partnership under English law. The fund is considered a related party because at least one key figure in the fund’s management is related to a number of leading representatives of De Agostini S.p.A., as well as directors of the Company.

The Company’s investment in Connect Ventures One LP was $4.7 million and $3.6 million at December 31, 2015 and December 31, 2014, respectively. The Company accounts for this investment as an available for sale investment.

Connect Ventures Two LP

On November 24, 2015, the Company invested $0.5 million in Connect Ventures Two LP. The fund is considered a related party because at least one key figure in the fund’s management is related to a number of leading representatives of De Agostini S.p.A., as well as directors of the Company.

The Company accounts for its investment in Connect Ventures Two LP as an available for sale investment.

Willis Towers Watson

IGT PLC board member James McCann is a member of the board of directors of Willis Towers Watson (previously Willis Group Holdings PLC) (“Willis Towers”), a global firm with offerings from insurance and reinsurance to retirement planning and health-care consulting. IGT PLC board member Sir Jeremy Hanley is a member of the board of directors of Willis Ltd., a subsidiary of Willis Towers. The Company obtains insurance coverage, including director and officer insurance, through subsidiaries of Willis Towers. The Company paid subsidiaries of Willis Towers $5.0 million, $3.3 million and $3.2 million in 2015, 2014 and 2013, respectively.

Employment Arrangement

Enrico Drago, the son of IGT PLC board member Marco Drago, is a board member and Chief Executive Officer of the Company’s wholly owned subsidiary Lottomatica S.p.A.

28.  Supplemental Cash Flow Information

Non-cash investing and financing activities are excluded from the consolidated statement of cash flows and are summarized as follows:

	For the year ended December 31,
($ thousands)	2015	2014	2013

Equity consideration related to IGT acquisition	(928,884)	—	—
Capital expenditures	(32,879)	(17,512)	(47,663)
Non-cash investing activities, net	(961,763)	(17,512)	(47,663)

Dividends declared	—	(156,922)	—
Note consent fees	—	(34,756)	—
Capital increase - non-controlling interest	—	14,731	4,143
Non-cash financing activities, net	—	(176,947)	4,143

29. Subsequent Events

On March 31, 2016, IGT PLC redeemed the Capital Securities in full at par.

Schedule II

Valuation and Qualifying Accounts
 For the years ended December 31, 2015, 2014 and 2013

($ thousands)	Balance at beginning of period	Amounts charged (credited) to expense	Deductions from allowance	Balance at end of period
Allowance for doubtful accounts
Year ended December 31, 2015	91,819	10,021	(25,703)	76,137
Year ended December 31, 2014	99,657	6,472	(14,310)	91,819
Year ended December 31, 2013	93,638	20,237	(14,218)	99,657

Allowance for liquidated damages
Year ended December 31, 2015	6,317	13,518	(10,224)	9,611
Year ended December 31, 2014	7,583	5,247	(6,513)	6,317
Year ended December 31, 2013	12,477	7,102	(11,996)	7,583

Inventory reserves
Year ended December 31, 2015	9,895	23,502	(6,353)	27,044
Year ended December 31, 2014	9,804	617	(526)	9,895
Year ended December 31, 2013	10,175	1,700	(2,071)	9,804

Valuation allowance for deferred tax assets
Year ended December 31, 2015	77,631	62,032	—	139,663
Year ended December 31, 2014	86,742	(9,111)	—	77,631
Year ended December 31, 2013	83,542	3,200	—	86,742