Form 20-F
period 2016-12-31
International Game Technology PLC
filed 2017-04-20
CIK 1619762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

66 Seymour Street, 2nd Floor London W1H 5BT United Kingdom
(Address of principal executive offices)

Neil Abrams General Counsel IGT Center 10 Memorial Boulevard Providence, RI 02903 Telephone: (401) 392-1000 Fax: (401) 392-4812 E-mail: Neil.Abrams@IGT.com
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

202,285,166 ordinary shares, nominal value $0.10 per share.
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
☒ Yes   ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)
Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
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
☐ Yes   ☐ No

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION
International Game Technology PLC, a public limited company organized under the laws of England and Wales (the “Parent”), has its corporate headquarters in London, England. The Parent is the successor to GTECH S.p.A., a società per azioni incorporated under the laws of Italy (“GTECH”), and the sole stockholder of International Game Technology, a Nevada corporation (“IGT”). The Parent, together with its consolidated subsidiaries, has principal operating facilities in Rome, Italy; Providence, Rhode Island; and Las Vegas, Nevada.
On April 7, 2015, GTECH acquired IGT through:

•	the merger of GTECH with and into the Parent (the “Holdco Merger”); and

•
the merger of Georgia Worldwide Corporation, a Nevada corporation and a wholly owned subsidiary of the Parent (“Sub”) with and into IGT (the “Subsidiary Merger” and, together with the Holdco Merger, the “Mergers”).

For additional information on the Mergers, see “Item 4. Information on the Company-A. History and Development of the Company-Acquisition of International Game Technology.”
In this annual report on Form 20-F, unless otherwise specified or the context otherwise indicates, all references to “IGT PLC” and the “Company” refer to the business and operations of the Parent and its consolidated subsidiaries or, for periods of or points in time prior to the completion of the Holdco Merger, to GTECH together with its consolidated subsidiaries, as the context may require.
The historical results of operations for the Parent reflect the operations of GTECH prior to the completion of the Holdco Merger.
This annual report on Form 20-F includes the Consolidated Financial Statements of the Company for the years ended December 31, 2016, 2015 and 2014 (the “Consolidated Financial Statements”) prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) as issued by the Financial Accounting Standards Board (“FASB”).
The financial information is presented in U.S. dollars. All references to “U.S. dollars,” “U.S. dollar,” “U.S. $” and “$” refer to the currency of the United States of America (or “U.S.”). All references to “euro” and “€” refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.
The language of this annual report on Form 20-F is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.
Certain totals in the tables included in this annual report on Form 20-F may not add due to rounding.

Glossary of Certain Terms and Abbreviations (as used in this annual report on Form 20-F)

Abbreviation/Term	Definition
ADM	Agenzia delle Dogane e Dei Monopoli
ASC	Accounting Standards Codification
AWPs	Amusement with prize machines
Articles	the Articles of Association of the Parent adopted on April 7, 2015
B2B	Business-to-business
B2C	Business-to-consumer
Board	the board of directors of the Parent
CA 2006	Companies Act 2006, as amended
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Code	Internal Revenue Code of 1986, as amended
Company	the Parent together with its consolidated subsidiaries
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CTA	Italian Consolidated Tax Act
DoubleDown	Double Down Interactive LLC
DTC	The Depository Trust Company
DTR	Disclosure and Transparency Rules
EBITDA	Earnings before interest, taxes, depreciation and amortization
EPS	Earnings per share
E.U.	European Union
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FCPA	U.S. Foreign Corrupt Practices Act of 1977, as amended
FMC	Facilities Management Contracts
SARs	Stock appreciation rights which are not granted in conjunction with a share option
GAAP	United States Generally Accepted Accounting Principles
GMS	Gaming Management Systems
GTECH	GTECH S.p.A.
HMRC	Her Majesty’s Revenue & Customs of the United Kingdom
Holdco Merger	The merger of GTECH with and into the Parent
IAS	International accounting standards
IFRS	International Financial Reporting Standards
iGaming	Interactive gaming
IGT	International Game Technology, a Nevada corporation
IGT PLC	the Parent together with its consolidated subsidiaries
ITVMs	Instant ticket vending machines
Late Number	One of the 90 numbers of the Lotto game in Italy that has not been drawn for 100 drawings
LMA	Lottery Management Agreements
LN	Lotterie Nazionali S.r.l.
Lottoitalia	Lottoitalia s.r.l, a joint venture company between Lottomatica, Italian Gaming Holding a.s., Arianna 2001 and Novomatic Italia
Lottomatica	Lottomatica S.p.A.
LTI	Long-term incentive compensation
Mergers	The Subsidiary Merger together with the Holdco Merger
Moody’s	Moody’s Investor Service

NAGI	North America Gaming and Interactive
NYSE	New York Stock Exchange
Parent	International Game Technology PLC
PCAOB	Public Company Accounting Oversight Board (United States)
PFICs	Passive Foreign Investment Companies
PMA	Private management agreement
PSC	Product Sales Contracts
PwC Entities	PricewaterhouseCoopers LLP, as well as all of the foreign entities belonging to its network
PwC Italy	PricewaterhouseCoopers S.p.A.
PwC US	PricewaterhouseCoopers LLP
R&D	Research and development
RFP	Request for proposal
S&P	Standard & Poor’s Ratings Services
Same Store Revenue	Revenue from existing customers as opposed to new customers
SARs	Share appreciation rights
SEC	United States Securities and Exchange Commission
SOG	Stock Ownership Guidelines
SSTs	Self-Service Terminals
STI	Short-term incentive compensation
Subsidiary Merger	The merger of Georgia Worldwide Corporation, a wholly owned subsidiary of the Parent, with and into IGT
Tandem SARs	SARs which are granted in conjunction with a share option
10eLotto	A game of chance in Italy
TITO	Ticket-In-Ticket-Out
U.K.	United Kingdom
U.S.	United States of America
VLTs	Video lottery terminals
VSOE	Vendor specific objective evidence
WAP	Wide area progressive
WLA	World Lottery Association

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information

A.	Selected Financial Data
The following tables set forth summary historical consolidated financial and other information of the Company for the periods indicated, and have been derived from the Consolidated Financial Statements of the Company for the years ended December 31, 2016, 2015, 2014 and 2013.
The following information should be read in conjunction with:

•	“Presentation of Financial and Certain Other Information;”

•	“Item 3.D. Risk Factors;”

•	“Item 5. Operating and Financial Review and Prospects;” and

•	the Consolidated Financial Statements included in “Item 18. Financial Statements.”
Consolidated Income Statement Data

	For the years ended December 31,
($ thousands, except share and dividend amounts)	2016	2015	2014	2013
Total revenue	5,153,896	4,689,056	3,812,311	3,829,634
Operating income	660,436	539,956	715,051	683,976
Income (loss) before provision for income taxes	323,413	(17,031)	340,217	459,437
Net income (loss)	264,207	(55,927)	99,804	233,482
Attributable to:
IGT PLC	211,337	(75,574)	86,162	201,605
Non-controlling interests	45,413	19,647	13,642	31,877
Redeemable non-controlling interests	7,457	—	—	—
Net income (loss) attributable to IGT PLC per common share - basic	1.05	(0.39)	0.50	1.16
Net income (loss) attributable to IGT PLC per common share - diluted	1.05	(0.39)	0.49	1.16
Dividends declared per common share ($)	0.80	0.40	1.97	0.95

•	During the historical periods presented there were no discontinued operations.

•	Dividends declared in euro in 2014 and 2013 were translated into U.S. dollars at the exchange rates in effect on the dates the dividends were declared.

Consolidated Balance Sheet Data

	December 31,
($ thousands, except share amounts)	2016	2015	2014	2013
Cash and cash equivalents	294,094	627,484	317,106	578,008
Total assets	15,060,162	15,114,692	8,435,297	9,616,622
Debt (a)	7,863,162	8,334,173	2,959,471	3,817,055
Redeemable non-controlling interests	223,141	—	—	—
Total equity	3,425,665	3,366,142	2,947,720	3,367,307
Attributable to IGT PLC	3,068,699	3,017,648	2,569,837	2,815,381
Attributable to non-controlling interests	356,966	348,494	377,883	551,926
Common stock	20,228	20,024	217,171	215,836
Common shares issued	202,285,166	200,244,239	174,976,029	173,992.168
______________________________________________
(a) Debt is composed of long-term debt, including current portion and short-term borrowings.
Selected financial data for the earliest year of the five-year period has been omitted as such information cannot be provided without unreasonable effort and expense as the Company converted from IFRS to GAAP in 2015.

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” and the other risks described in the Safe Harbor Statement set forth in Item 5.G. These risks may affect the Company's operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. The Company invites you to consult any further related disclosures made by the Parent from time to time in materials filed with or furnished to the SEC.
Risks related to the Company's Business and Industry
The global political and economic climate may impact the Company and its operations, business, financial conditions, and prospects
The Company is a global business and it is exposed to risks associated with the performance of the global economy. The volatility of the financial markets shows that there can be no assurance that there will be no recurrence of global financial and economic crises or similar adverse market conditions.
Additionally, poor economic, political and health conditions, riots and unemployment may affect the Company's workforce and supply chain, as well as the general business environment, in specific markets in which the Company operates including tribal jurisdictions. The Company's business is particularly sensitive to reductions in discretionary consumer spending in the markets in which it operates, which may be affected by general economic or political conditions in these markets.
Economic risks of doing business globally include:

•	Inflation and currency exchange risk;

•	High interest rates, debt default, or unstable capital markets;

•	Additional costs of compliance with the laws of international jurisdictions;

•	Illiquid or restricted foreign exchange markets;

•	Restrictions on foreign direct investment; and

•	Exposure to severe weather, wildfires and other natural events that could disrupt operations.
Political risks include:

•	Political instability or change of leadership in government;

•	Change of governmental laws, regulations and policies;

•	New foreign exchange controls regulating the flow of money into or out of a country;

•	Failure of a government to honor existing contracts;

•	Governmental corruption; and

•	Political unrest, war and acts of terrorism.
In particular, the ongoing Eurozone debt crisis and the vote by the U.K. to leave the E.U. ("Brexit") have created uncertainty that could impact the Company's operations, business, financial condition or prospects:

•
Eurozone Crisis. The lack of resolution of the sovereign debt crisis of several countries of the Eurozone, including Greece, Italy, Cyprus, Ireland, Spain and Portugal, together with the risk of contagion to other—more stable—countries, particularly France and Germany, has raised a number of uncertainties regarding the stability and overall standing of the European Monetary Union. Concerns that the Eurozone sovereign debt crisis could worsen may lead to the reintroduction of national currencies in one or more Eurozone countries or, in particularly dire circumstances, the abandonment of the euro - a risk which has increased in likelihood following Brexit. The departure or risk of departure from the euro by one or more Eurozone countries and the abandonment of the euro as a currency could have negative effects on both existing contractual relations and the fulfillment of obligations by the Company or its customers.

•
Brexit. On March 29, 2017, the U.K. triggered Article 50, formally beginning the negotiations between the U.K. and the E.U. with respect to the U.K.'s exit from the E.U. The current deadline to formally exit the E.U. is March 29, 2019.

Until these negotiations have concluded, the impact of Brexit on the U.K. and the rest of the E.U. is unclear, and further political and economic uncertainty in the U.K. and the E.U. may impact the Company's global operations. The Company’s ability to operate in Italy may be negatively impacted in the event that Brexit does not maintain parity rights for U.K. and E.U. companies and the current Italian regulatory framework is modified as a result of Brexit. In addition, there is uncertainty concerning the impact of Brexit on the exchange rate. The post-Brexit fall in the pound and strengthening of the U.S. dollar could significantly impact the Company's operations, business, financial condition or prospects as the Company does business in the U.S., the U.K. and the E.U.
Economic contraction, economic uncertainty and the perception of weak or weakening economic conditions globally or in specific markets in which the Company operates may cause a decline in demand for the gaming products and services that the Company offers. In addition, a decline in the relative health of the gaming industry and any difficulty or inability of customers to obtain adequate levels of capital to finance their ongoing operations may reduce their resources available to purchase the Company's products and services or make timely payments to the Company, which may adversely affect the Company's revenues or result in the Company incurring additional provisions for bad debts related to credit concerns on certain receivables, including in connection with customer financing provided by the Company. If the Company experiences a significant unexpected decrease in demand for its products, the Company could also be required to increase its inventory obsolescence reserves.
A significant portion of the Company’s total consolidated revenues is derived from government concessions in Italy including the Lotto, instant lottery and machine gaming concessions
A substantial portion of the Company’s revenues (equal to approximately 31.7% of its total consolidated revenues for the year ended December 31, 2016) is derived from exclusive and non-exclusive concessions awarded to the Company by Agenzia delle Dogane e Dei Monopoli (“ADM”), the governmental authority responsible for regulating and supervising gaming in Italy. In particular, a substantial portion of the Company’s revenues is derived from two exclusive concessions, one for the operation of the Italian Gioco del Lotto game (the “Lotto Concession”) and one for instant tickets (equal to approximately 10.7% and 5.6%, respectively, of its total consolidated revenues for the year ended December 31, 2016).
In March 2016, the Parent, through its subsidiary Lottomatica, entered into a consortium with Italian Gaming Holding a.s. (a subsidiary of Czech lottery operator SAZKA) (“IGH”), Arianna 2001 and Novomatic Italia (the "Consortium") to bid on the Lotto Concession. On May 16, 2016, the Consortium was awarded management of the Lotto Concession for a nine-year term, set to expire in 2025. Under the terms of the consortium agreement, Lottomatica is the principal operating partner to fulfill the requirements of the Lotto Concession. The Company's current instant ticket concession will expire in 2019, and the bid for its renewal is expected to be concluded prior to expiration. The Company also has a non-exclusive concession for the operation of video lottery terminals (“VLTs”) and amusement with prize machines (“AWPs”) in Italy.
The Company expects that a significant portion of its business and profitability will continue to depend upon the concessions awarded to the Company by ADM. Concessions may be terminated prior to their expiration dates upon the occurrence of certain events of default affecting the Company, or if such concessions are deemed to be against the public interest, or terminated or annulled if successfully challenged by competitors, Stanley International Betting Limited, or others. In addition, the conditions for any new concession will be established by law and included in the rules of the new concession. Any material reduction in the Company’s revenues from these concessions, including as a result of an annulment, early termination, or non-renewal of these concessions following their expiration, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
There may be risks associated with the Consortium arrangement for the Lotto Concession
According to the bid procedure and consortium agreement, a joint venture company called Lottoitalia s.r.l. ("Lottoitalia") has been established with Lottomatica having 61.5% equity ownership interest, and the remainder of the equity ownership shared amongst the other three Consortium members. Lottomatica appointed a majority of the Lottoitalia board and entered into a contract with Lottoitalia to provide technology products and services for the Lotto Concession.
In the event that Lottoitalia is profitable in a given year, Lottomatica as principal operating partner will be required to make distributions to the other Consortium members, which will reduce the amount of profits and cash flows the Company receives from the Lotto Concession. Furthermore, if the Consortium members are unable to reach agreement upon certain specified matters or if Lottoitalia’s cash flows generated in the first year of operation fall below a pre-determined level, IGH may put its entire 32.50% interest in Lottoitalia to Lottomatica and, in certain cases, Lottomatica may exercise a call option to acquire IGH’s entire 32.50% interest in Lottoitalia. In the event IGH exercises the put right, the Parent, through Lottomatica, will take on a greater percentage of the ownership of Lottoitalia and accordingly a greater amount of the investment and risk related to Lottoitalia.

The Company’s operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts
The Company derives a substantial portion of its revenues and cash flow from its portfolio of long-term contracts in the North America Lottery and International segments (equal to approximately 31.8% of its total consolidated revenues for the year ended December 31, 2016), awarded through competitive procurement processes. In addition, the Company’s U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for material and uncured breaches and for other specified reasons out of the Company's control, such as the failure by a state legislature to approve the required budget appropriations, and many of these contracts in the U.S. permit the lottery authority to terminate the contract at will with limited notice and do not specify the compensation to which the Company would be entitled were such termination to occur.
In the event that the Company is unable or unwilling to perform certain lottery contracts, such contracts permit the lottery authority a right to use the Company's system-related equipment and software necessary for the performance of the contract until the expiration or earlier termination of the contract, in some cases without paying the Company any compensation for the right to use such equipment and software.
The termination of or failure to renew or extend one or more of the Company’s lottery contracts, or the renewal or extension of one or more of the Company’s lottery contracts on materially altered terms or the transfer of its assets without compensation could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
The Company is subject to substantial penalties for failure to perform
The Company’s Italian concessions, lottery contracts in the U.S. and in other jurisdictions and other service contracts often require performance bonds or letters of credit to secure its performance under such contracts and require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company.
At December 31, 2016, the Company had outstanding performance bonds and letters of credit in an aggregate amount of approximately $1.504 billion. These instruments present a potential for expense for the Company and divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit and payment of liquidated damages could individually or in the aggregate have a material adverse effect on the Company's results of operations, business, financial condition, or prospects.
The Company’s inability to successfully complete and integrate future acquisitions could limit its future growth or otherwise be disruptive to its ongoing business
From time to time, the Company expects it will pursue acquisitions in support of its strategic goals. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that the Company will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. The Company’s ability to succeed in implementing its strategy will depend to some degree upon the ability of its management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt the Company’s ongoing business and distract management from other responsibilities. In connection with any such acquisitions, the Company could face significant challenges in managing and integrating its expanded or combined operations, including acquired assets, operations and personnel.
Slow growth or declines in the lottery and gaming markets could lead to lower revenues and cash flows for the Company
The Company’s dependence on large jackpot games and, specifically, the decline in aggregate sales at similar jackpot levels (“jackpot fatigue”) can have a negative impact on revenue from this game category. These developments may in part reflect increased competition for consumers’ discretionary spending, including from a proliferation of destination gaming venues and an increased availability of Internet gaming opportunities. The Company’s future success will depend, in part, on the success of the lottery industry and the gaming industry in attracting and retaining new players in the face of such increased competition in the entertainment and gaming markets, as well as its own success in developing innovative services, products and distribution methods/systems to achieve this goal. In addition, there is a risk that new products and services may replace existing products and services. The replacement of old products and services with new products and services may offset the overall growth of sales of the Company. A failure by the Company to achieve these goals could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
In addition, demand for the Company’s gaming products is driven substantially by the establishment of new land-based and/or online gaming jurisdictions, the addition of new casinos or expansion of existing casinos within existing gaming jurisdictions and the replacement of existing gaming machines. The establishment or expansion of gaming in any jurisdiction, whether land-based or online, typically requires a public referendum or legislative action. As a result, gaming continues to be the subject of public debate, and there are numerous active organizations that oppose gaming. Opposition to gaming could result in restrictions on, or even prohibitions of, gaming operations or the expansion of operations in any jurisdiction.
The construction of new casinos or expansion of existing casinos fluctuates with demand, general economic conditions and the availability of financing. Slow growth in the establishment of new gaming jurisdictions, delays in the opening of new or expanded casinos and declines in, or low levels of demand for, machine replacements could reduce the demand for the Company’s products. Because a substantial portion of the Company’s sales come from repeat customers, its business could be affected if one or more of its customers consolidates with another entity that utilizes more of the products and services of the Company’s competitors or that reduces spending on the Company's products or causes downward pricing pressures. Such consolidation could lead to order cancellations, a slowing in the rate of gaming machine replacements, or require the Company’s current customers to switch to its competitors’ products, any of which could negatively impact the Company’s results of operations, business, financial condition, or prospects.
The Company has a concentrated customer base in certain business segments and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue
Revenues from the Company’s top 10 customers in its combined North America Lottery and International segments accounted for approximately 17.3% of its total consolidated revenues for the year ended December 31, 2016. If the Company were to lose any of these larger customers, or if these larger customers experience slower lottery ticket sales and consequently reduced lottery revenue, there could be a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
Demand for and the level of play of the Company’s products could be adversely affected by changes in player and operator preferences
As a supplier of gaming machines, the Company must offer products that appeal to gaming operators and players. The Company’s revenues are dependent on the earning power and life span of its games, putting constant pressure on the Company to develop and market new game content and technologically innovative products to maintain its revenue and remain competitive. If the Company is unable to anticipate or react in a timely manner to any significant changes in player preferences, such as a negative reception to new innovations or jackpot fatigue (i.e., declining play levels on smaller jackpots), the demand for and level of play of the Company’s gaming products could decline. Further, the Company’s products could suffer a loss of floor space to table games or competitors’ products, or operators may reduce revenue sharing arrangements, each of which would harm the Company’s results of operations, business, financial condition, or prospects.
In addition, the popularity and acceptance of gaming is influenced by the prevailing social mores, and changes in social mores could result in reduced acceptance of gaming as a leisure activity. The Company’s future financial success will depend on the appeal of its gaming offerings to its customers and players and the acceptance of gaming generally. If the Company is not able to anticipate and react to changes in consumer preferences and social mores, its competitive and financial position may be adversely affected. Gaming may lose popularity as new leisure activities arise or as other leisure activities become more popular. If the popularity of gaming declines for any reason, the Company’s results of operations, business, financial condition, or prospects may be adversely affected.
If the Company is unable to protect its intellectual property or prevent its unauthorized use by third parties, its ability to compete in the market may be harmed
The Company protects its intellectual property to ensure that its competitors do not use such intellectual property. However, intellectual property laws in Italy, the U.S. and in other jurisdictions may afford differing and limited protection, may not permit the Company to gain or maintain a competitive advantage, and may not prevent its competitors from duplicating its products, designing around its patented products, or gaining access to its proprietary information and technology.
Although the Company takes measures intended to prevent disclosure of its trade secrets and proprietary know-how through non-disclosure and confidentiality agreements and other contractual restrictions, the Company may not be able to prevent the unauthorized disclosure or use of its technical knowledge or trade secrets. For example, there can be no assurance that consultants, vendors, partners, former employees or current employees will not breach their obligations regarding non-disclosure and restrictions on use. In addition, anyone could seek to challenge, invalidate, circumvent or render unenforceable any of the Company's patents. The Company cannot provide assurance that any pending or future patent applications it holds will result in an issued patent, or that, if patents are issued, they would necessarily provide meaningful protection against competitors and competitive technologies and/or adequately protect the Company’s then-current technologies. The Company may not be able to detect the unauthorized use of its intellectual property, prevent breaches of its cybersecurity efforts, or take appropriate steps to enforce its intellectual property rights effectively. In addition, certain contractual provisions, including restrictions on use, copying, transfer and disclosure of licensed programs, may be unenforceable under the laws of certain jurisdictions.
The Company licenses intellectual property rights from third parties. If such third parties do not properly maintain or enforce the intellectual property rights underlying such licenses, or if such licenses are terminated or expire without being renewed, the Company could lose the right to use the licensed intellectual property, which could adversely affect its competitive position or its ability to commercialize certain of its technologies, products or services.
In addition, some of the Company’s most popular games and features are based on trademarks, patents and other intellectual property licensed from third parties. The Company’s future success may depend upon its ability to obtain, retain and/or expand licenses for popular intellectual property rights with reasonable terms in a competitive market. In the event that the Company cannot renew and/or expand existing licenses, it may be required to discontinue or limit its use of the games or gaming machines that use the licensed technology or bear the licensed marks.
The Company’s success may depend in part on its ability to obtain trademark protection for the names or symbols under which it markets its products and to obtain copyright protection and patent protection of its proprietary technologies, intellectual property and other game innovations. The Company may not be able to build and maintain goodwill in its trademarks or obtain trademark or patent protection, and there can be no assurance that any trademark, copyright or issued patent will provide competitive advantages for the Company or that the Company’s intellectual property will not be successfully challenged or circumvented by competitors.
The Company intends to enforce its intellectual property rights, and from time to time may initiate claims against third parties that it believes are infringing its intellectual property rights if it is unable to resolve matters satisfactorily through negotiation. Litigation brought to protect and enforce the Company’s intellectual property rights could be costly, time-consuming and distracting to management and could fail to obtain the results sought and could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
Third party intellectual property infringement claims against the Company could limit its ability to compete effectively
The Company cannot provide assurance that its products do not infringe the patents or other intellectual property rights of third parties. Infringement and other intellectual property claims and proceedings brought against the Company, whether successful or not, are costly, time-consuming and distracting to management, and could harm its reputation. In addition, intellectual property claims and proceedings could require the Company to do one or more of the following: (1) cease selling or using any of its products that allegedly incorporate the infringed intellectual property, (2) pay substantial damages, (3) obtain a license from the third party owner, which license may not be available on reasonable terms, if at all, (4) rebrand or rename its products, and (5) redesign its products to avoid infringing the intellectual property rights of third parties, which may not be possible and, if possible, could be costly, time-consuming or result in a less effective product. A successful claim against the Company could have a material adverse effect on its results of operations, business, financial condition, or prospects.
The Company’s business may be adversely affected by competition
The lottery and gaming businesses are highly competitive. The Company faces competition in Italy, the U.S. and worldwide in a number of ways, including:

•	A proliferation of destination gaming venues, and an increased availability of gaming opportunities including gaming opportunities on the internet;

•	Aggressive pricing from competitors in an effort to gain market share;

•	Challenges to the awards of contracts to the Company by its competitors, including challenges to the award of the Lotto Concession and other significant contracts;

•	Consolidation among gaming equipment and technology companies that are better able to compete by increasing their scale and operating efficiencies;

•	Entry of new competitors into the internet gaming market due to lower costs of entry;

•	Consolidation among casino operators and cutbacks in capital spending by casino operators resulting from the economic downturn and resulting decreased player spend; and

•	Less overall time and discretionary spending by customers increases competition from other forms of entertainment.
If any of these risks are realized, the Company’s competitive position and therefore its results of operations, business, financial condition, or prospects may be materially adversely affected.

The Company’s success in the lottery and gaming businesses depends in large part on its ability to develop and manage frequent introductions of innovative products and the ability to respond to technological changes
The gaming industry is characterized by dynamic customer demand and technological advances, both for land-based and online gaming products. As a result, the Company must continually introduce and successfully market new themes and technologies in order to remain competitive and effectively stimulate customer demand. The process of developing new products and systems is inherently complex and uncertain. It requires accurate anticipation of changing customer needs and end-user preferences as well as emerging technological trends. If the Company's competitors develop new game content and technologically innovative products and the Company fails to keep pace, its business could be adversely affected. To remain competitive, the Company invests resources toward its research and development efforts to introduce new and innovative games with dynamic features to attract new customers and retain existing customers. If the Company fails to accurately anticipate customer needs and end-user preferences through the development of new products and technologies, the Company could lose business to its competitors, which would adversely affect its results of operations and financial position.
The Company intends to continue investing resources in research and development. There is no assurance that its investments in research and development will guarantee successful products. The Company invests heavily in product development in various disciplines: platform hardware, platform software, online services, content (game) design and casino software systems. Because the Company’s newer products are generally more technologically sophisticated than those it has produced in the past, the Company must continually refine its design, development and delivery capabilities across all channels to ensure product innovation. If the Company cannot efficiently adapt its processes and infrastructure to meet the needs of its product innovations, its results of operations, business, financial condition, or prospects could be negatively impacted.
The Company’s customers will purchase new products only if it is likely to increase profits more than competitors’ products. The amount of profits primarily depends on consumer play levels, which are influenced by player demand for the Company’s products. There is no certainty that the Company’s new products will attain this market acceptance or that the Company’s competitors will not more effectively anticipate or respond to changing customer preferences. In addition, any delays by the Company in introducing new products could negatively impact its operating results by providing an opportunity for its competitors to introduce new products and gain market share.
The illegal gaming market could negatively affect the Company’s business
A significant threat for the entire gaming and betting industry arises from illegal activities. Such illegal activities may drain significant betting volumes away from the regulated industry. In particular, illegal gaming could take away a portion of the present players that are the focus of the Company’s business. The loss of such players could have a material adverse effect on the Company's results of operations, business, financial condition, or prospects.
The Company’s online social gaming casino offering is conducted largely through Facebook, Apple’s iOS platform and Google’s Android platform, and the Company’s business and growth prospects could suffer if it fails to maintain good relationships with these parties, or if any of these parties were to alter the terms of their relationship with the Company
DoubleDown Casino, which is the Company’s online social gaming casino offering, operates largely through Facebook, Apple’s iOS platform and Google’s Android platform. Consequently, the Company’s growth prospects and future revenues from this online offering are dependent on the Company’s continued relationships with Facebook, Apple and Google. While the Company has historically maintained good relationships with these parties under the same or similar terms, the Company’s online social gaming casino offering would suffer if it is unable to continue these relationships in the future.
In addition, Facebook, Apple and Google each governs its relationship with the Company through standard terms and conditions for application developers, which, along with their respective privacy policies, can be modified from time to time by each of Facebook, Apple and Google. Any future changes to such terms and conditions or privacy policies, including any changes required as a result of government regulation, could have a material adverse impact on the Company’s business. For example, if Facebook, Apple or Google were to increase the fees they charge application developers, the Company’s operating income would suffer. Additionally, if users were to limit the Company’s ability to use their personal information, if Facebook, Apple or Google were to develop competitive offerings, either on its own or in cooperation with another competitor, or if Facebook, Apple or Google were to alter its operating platform to the Company’s detriment, the Company’s growth prospects could be negatively impacted.
The Company’s lottery and gaming businesses may experience losses due to technical problems or fraudulent activities
The Company’s success depends on its ability to avoid, detect, replicate and correct software and hardware anomalies and fraudulent manipulation of its products. The Company incorporates security features into the design of its products which are designed to prevent its customers and players from being defrauded. The Company also monitors its software and hardware to avoid, detect and correct any technical errors. However, there can be no guarantee that the Company’s security features or technical efforts will continue to be effective in the future. If the Company’s security systems fail to prevent fraud or if the Company experiences any significant technical difficulties, its operating results could be adversely affected. Additionally, if third parties breach the Company’s security systems and defraud its patrons, or if the Company’s hardware or software experiences any technical anomalies, the public may lose confidence in the Company’s products or it could become subject to legal claims by its customers or to investigation by gaming authorities.
The Company’s internet offerings are part of a new and evolving industry, which presents significant uncertainty and business risks
Gaming on the internet, including social casino-style gaming, is a relatively new industry that continues to evolve. The success of this industry will be affected by future developments in social networks, mobile platforms, legal or regulatory developments (such as the passage of new laws or regulations or the extension of existing laws or regulations to social casino-style gaming activities), taxation of gaming activities, data privacy and cybersecurity laws and regulations, and other factors that the Company is unable to predict, and are beyond its control. This environment can make it difficult to plan strategically and can provide opportunities for competitors to grow revenues at the Company’s expense. Consequently, the Company’s future operating results relating to its internet offerings may be difficult to predict and the Company cannot provide assurance that its internet offerings will grow at the rate it expects, or be successful in the long term.
The Company faces risks related to the use of social media
The Company uses social media platforms, such as Facebook, YouTube and Twitter, as marketing tools. These platforms allow individuals access to a broad audience of consumers and other interested persons. Negative commentary regarding the Company or the products it sells may be posted on social media platforms and similar devices at any time and may be adverse to the Company’s reputation or business. As laws and regulations rapidly evolve to govern the use of these platforms and mobile devices, the failure by the Company, its employees or third parties acting at its direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact the Company’s business, financial condition, and results of operations or subject it to fines or other penalties.
Legal and Compliance Risks
The Company faces risks related to the extensive and complex governmental regulation applicable to its operations
The Company’s activities are subject to extensive and complex governmental regulation, including restrictions on advertising, increases in or differing interpretations by authorities on taxation, limitations on the use of cash, and anti-money laundering compliance procedures. Any changes in the legal or regulatory framework or other changes, such as increases in the taxation of gaming or betting, changes in the compensation paid to concessionaires, or increases in the number of licenses, authorizations, or concessions awarded to the Company's competitors, could materially affect its profitability. The Company is also subject to extensive background investigations and other investigations of various types are conducted by governmental and licensing authorities with respect to applicable regulations. These regulations and investigations vary from time to time and from jurisdiction to jurisdiction where the Company operates. Because the Company’s reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, a governmental allegation or a finding of improper conduct by or attributable to the Company in any manner, the prolonged investigation of these matters by governmental or regulatory authorities, and/or the adverse publicity resulting therefrom could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects, including its ability to retain existing contracts or to obtain new or renewed contracts, both in the subject jurisdiction and elsewhere.
With respect to lottery games, sales are frequently dependent upon decisions made by lottery authorities, such as matters relating to:

•	marketing;

•	games that are made available for play;

•	amounts that may be charged by operators;

•	prizes for the players;

•	compensation paid to concessionaires, including the Company;

•	kinds of points of sale; and

•	applicable tax regulations.
Because the Company is typically compensated in whole or in part based on a jurisdiction’s gross lottery sales, lower than anticipated sales due to these factors could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
In the U.S. and in many international jurisdictions where the Company currently operates or seeks to do business, lotteries are not permitted unless expressly authorized by law. The successful implementation of the Company’s growth strategy and its business could be materially adversely affected if jurisdictions that do not currently authorize lotteries do not approve new lotteries or if those jurisdictions that currently authorize lotteries do not continue to permit such activities.
Negative perceptions and publicity surrounding the gaming industry could lead to increased gaming regulation
From time to time, the gaming industry is exposed to negative publicity related to gaming behavior, gaming by minors, the presence of gaming machines in too many locations, risks related to online gaming and alleged association with money laundering. Publicity regarding problem gaming and other concerns with the gaming industry, even if not directly connected to the Company, could adversely impact its business, results of operations and financial condition. For example, if the perception develops that the gaming industry is failing to address such concerns adequately, the resulting political pressure may result in the industry becoming subject to increased regulation and restrictions on operations. Such an increase in regulation could adversely impact the Company's results of operations, business, financial condition, or prospects.
The Company is exposed to significant risks in relation to compliance with anti-corruption and corporate criminal laws and regulations and economic sanction programs
Doing business on a worldwide basis requires the Company to comply with the laws and regulations of various jurisdictions. In particular, the Company's operations are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the U.K. Bribery Act of 2010 (the “Bribery Act”) and other anti-corruption laws that apply in countries where the Company operates. Other laws and regulations applicable to the Company control trade by imposing economic sanctions on countries and persons and creating customs requirements and currency exchange regulations. The Company's continued global expansion, including in countries which lack a developed legal system or have high levels of corruption, increases the risk of violations of such laws.
The Company cannot predict the nature, scope or effect of future regulatory requirements to which its operations might be subject or the manner in which such laws might be administered or interpreted.
There can be no assurance that the policies and procedures the Company has implemented have been or will be followed at all times or will effectively detect and prevent violations of these laws by one or more of the Company's directors, officers, employees, consultants, agents, joint-venture partners or other third-party partners.  As a result, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures which in turn could have a material adverse effect on its business, results of operations and financial condition.
Recent and future changes to U.S. and foreign tax laws could adversely affect the Company

The U.S. Treasury recently issued final regulations that became effective for taxable years ending on or after January 19, 2017 with respect to debt instruments issued after April 4, 2016 that would treat certain debt between related parties, generally limited to cross-border debt, as stock for U.S. federal income tax purposes.  These regulations could have an adverse U.S. tax effect on the Parent and its affiliates with regard to future related party debt obligations.  Although the potential future impact on the Parent and its affiliates cannot be determined at this time, the Company believes no currently outstanding debt between its members are subject to these new rules.

The U.S. Congress, the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where the Parent and its affiliates do business are focusing on various issues related to the taxation of multinational corporations.  As a result, the tax laws in the U.S. and other countries in which the Parent and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect the Parent and its affiliates.

The Parent is a company incorporated in the U.K.  Current U.K. law, the decisions of the U.K. courts, and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that the Parent, a group holding company, is likely to be regarded as being a U.K. resident from incorporation and remaining so if, as the Parent intends that, (i) all major meetings of the Board and most routine meetings are held in the U.K. with a majority of directors present in the U.K. for those meetings;

(ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting the Parent and its subsidiaries; and (iii) those meetings are properly minuted.

The Parent owns subsidiaries incorporated and doing business in Italy. Should Italian withholding taxes be imposed on dividends or distributions with respect to the Parent's ordinary shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances. Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of Italian withholding taxes.

The Company may be subject to an unfavorable outcome with respect to pending regulatory, tax matters or other legal proceedings, which could result in substantial monetary damages or other harm to the Company

The Company is involved in a number of legal, regulatory, tax, and arbitration proceedings including claims by and against it as well as injunctions by third parties arising out of the ordinary course of its business and is subject to investigations and compliance inquiries related to its ongoing operations. At December 31, 2016, the Company's total provision for litigation risks was $4.0 million. However, it is difficult to estimate accurately the outcome of any proceeding. As such, the amounts of the Company’s provision for litigation risk could vary significantly from the amounts the Company may be asked to pay or ultimately pay in any such proceeding. In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require the Company to pay substantial monetary damages or penalties and/or incur costs which may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant concession, license or authorization and thereby have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company's CEO and member of its Board (Marco Sala), one of its senior executives (Renato Ascoli) and one member of its Board (Lorenzo Pellicioli) are the subject of an ongoing investigation in Italy by the Rome Public Prosecutor’s office as a result of a 2012 tax audit performed by the Italian tax agency, which the Company's predecessor entity, GTECH, settled in December 2013. The investigation involves the structuring of the acquisition of GTECH Holdings Corporation in 2006 and the subsequent acquisition debt refinancing and whether GTECH’s income was under-reported in Italy for any of the tax years from 2006 to 2013. As required under Italian law, GTECH's legal representative and the signatories of the relevant corporate tax returns are subject to investigation. The relevant tax returns were signed by the three individuals named above. All of the tax assessments, penalty and interest claims emanating from the aforementioned tax audit have been resolved. Under Italian law, the related criminal investigations of Marco Sala, Renato Ascoli and Lorenzo Pellicioli, can only be dismissed by a judge upon a formal petition to the Court and such dismissal is still pending. A failure to dismiss these criminal investigations could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects. For more information on the tax audit and its settlement, please see “Item 18.  Financial Statements—Note 17. Commitments and Contingencies—Legal Proceedings—Disposition of Previously Disclosed Matters.”

Failure to maintain adequate internal controls could adversely affect the Company's reputation and business.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting that provide reasonable assurance of the reliability of the preparation and reporting of the Company's financial statements for external use. Inadequate internal controls may result in the Company's failure to meet its public reporting requirements accurately and on a timely basis and harm the Company's reputation. The inherent limitations of internal controls over financial reporting may not prevent or detect all misstatements or fraud, regardless of the adequacy of those controls, and the Company therefore cannot assure that material weaknesses will not be identified in the future. Please refer to "Item 15. Controls and Procedures” for additional information.
Operational Risks
Failure to attract, retain and motivate key management and employees may adversely affect the Company's ability to compete
The Company's ability to attract and retain key management, product development, finance, marketing, and research and development personnel is directly linked to the Company's continued success. The market for qualified executives and highly-skilled technical workers is intensely competitive, and the loss of key employees or an inability to hire a sufficient number of technical staff could limit the Company's ability to develop successful products and could cause delays in getting new products to market.

The Company’s business prospects and future success rely heavily upon the integrity of its employees, directors and agents and the security of its systems
The real and perceived integrity and security of the Company's products are critical to its ability to attract players. The Company strives to set exacting standards of personal integrity for its employees and directors, as well as system security for the systems that it provides to its customers, and its reputation in this regard is an important factor in its business dealings with lottery, gaming and other governmental agencies. For this reason, an allegation or a finding of improper conduct on the Company’s part, or on the part of one or more of its current or former employees, directors or agents that is attributable to the Company, or an actual or alleged system security defect or failure attributable to the Company, could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects, including its ability to retain or renew existing contracts or obtain new contracts.
The Company faces supply chain risks that, if not properly managed, could adversely affect its financial results
The Company purchases most of the parts, components and subassemblies necessary for its terminals and slot machines from outside sources. The Company outsources all of the manufacturing and assembly of certain lottery terminals to a single vendor while other products have portions outsourced to multiple qualified vendors. Although the Company works closely with its manufacturing outsourcing vendor and is likely to be able to realign its manufacturing facilities to manufacture its lottery terminals itself, the Company’s operating results could be adversely affected if one or more of its manufacturing outsourcing vendors fails to meet production schedules. The Company’s management believes that if a supply contract with one of these vendors were to be terminated or breached, it may take time to replace such vendor under some circumstances and any replacement parts, components or subassemblies may be more expensive, which could reduce the Company’s margins. Depending on a number of factors, including the Company’s available inventory of replacement parts, components or subassemblies, the time it takes to replace a vendor may result in a delay for a customer. Generally, if the Company fails to meet its delivery schedules under its contracts, it may be subject to substantial penalties or liquidated damages, or contract termination, which in turn could adversely affect the Company's financial results.
Systems, network or telecommunications failures or cyber-attacks may disrupt the Company’s business and have an adverse effect on its results of operations
Any disruption in the Company’s network or telecommunications services, or those of third parties that the Company utilizes in its operations, could affect the Company’s ability to operate its systems, which could result in reduced revenues and customer downtime. The Company’s network and databases of business and customer information, including intellectual property, trade secrets, and other proprietary business information and those of third parties the Company utilizes, are susceptible to outages due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, data privacy or security breaches, denial of service attacks, and similar events, including inadvertent dissemination of information due to increased use of social media. Despite the implementation of network security measures and data protection safeguards, including a disaster recovery strategy for back office systems, the Company’s servers and computer resources, and those of third parties the Company utilizes, are vulnerable to viruses, malicious software, hacking, break-ins or theft, third party security breaches, employee error or malfeasance, and other potential compromises. Disruptions from unauthorized access to or tampering with such systems in any such event could result in a wide range of negative outcomes, including devaluation of the Company’s intellectual property, increased expenditures on data security and costly litigation, each of which could have a material adverse effect on the Company’s business, reputation, operating results and financial condition.
Financial Risks
Covenants in the Company’s debt agreements may limit its ability to operate its business, and the Company’s breach of such covenants could materially and adversely affect its business, financial condition, and results of operations
Certain of the Company’s debt agreements require it to comply with covenants that may limit the Company’s ability to:

•	pay dividends and repurchase shares;

•	acquire assets of other companies or acquire, merge or consolidate with other companies;

•	dispose of assets;

•	extend credit to other persons;

•	incur indebtedness; and

•	grant security interests in its assets.

The Company’s ability to comply with these covenants may be affected by events beyond its control, such as prevailing economic, financial, regulatory and industry conditions. These covenants may limit its ability to react to market conditions or take advantage of potential business opportunities. Further, a breach of such covenants could, if not cured or waived, result in acceleration of its indebtedness, result in the enforcement of security interests or force the Company into bankruptcy or liquidation. Such a breach or any failure to otherwise timely repay outstanding indebtedness could have a material adverse effect on the Company’s business, financial condition, and results of operations.
Any decisions to reduce or discontinue paying cash dividends to the Parent's shareholders could cause the market price for its ordinary shares to decline
The Parent may modify, suspend or cancel its cash dividend in any manner and at any time. Any reduction or discontinuance of the payment of quarterly cash dividends could cause the market price of the Parent's ordinary shares to decline. Moreover, in the event the payment of quarterly cash dividends is reduced or discontinued, failure or inability to resume paying cash dividends at historical levels could cause the market price of the Parent's ordinary shares to decline.
Risks related to the Parent's Capital Structure
The Parent's concentrated voting power and loyalty voting structure may limit shareholders' ability to influence corporate matters
A relatively large proportion of the voting power of the Parent is concentrated in a relatively small number of shareholders who have the ability to exert significant influence over the Company.  At April 3, 2017, De Agostini S.p.A. and DeA Partecipazioni S.p.A. (collectively, “De Agostini”) had a voting interest in the Parent of approximately 51.09%. See “Item 7. Major Shareholders and Related Party Transactions” for additional information.  These holders may make decisions with which other shareholders may disagree, including, among other things, delaying, discouraging or preventing a change of control of the Company or a potential merger, consolidation, tender offer, takeover or other business combination and may also prevent or discourage shareholders’ initiatives aimed at changes in the Parent’s management.
The loyalty voting structure set forth in the Parent's Articles, when it becomes effective in 2018, may further concentrate or sustain voting power in a small number of shareholders.  Under the loyalty voting structure, the Parent's shareholders that maintain their ownership of the Parent's ordinary shares continuously for at least three years will be entitled, upon election, to direct the voting rights in respect of one special voting share per ordinary share held for such period, provided that such shareholders meet certain conditions.  If the Parent's shareholders maintaining ownership of a significant number of the Parent's ordinary shares for an uninterrupted period of at least three years elect to receive the right to direct the exercise of the voting rights attaching to special voting shares, it is possible that a relatively large proportion of the voting power of the Parent could be further concentrated in a relatively small number of shareholders with significant influence over the Company.
The tax consequences of the loyalty voting structure are uncertain
No statutory, judicial or administrative authority has provided public guidance in respect of the special voting shares of the Parent and as a result, the tax consequences of owning such shares are uncertain. The fair market value of the Parent's special voting shares, which may be relevant to the tax consequences of owning, acquiring or disposing of such shares, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, (i) the special voting shares are not transferrable (other than in very limited circumstances as provided for in the loyalty voting structure), (ii) on a return of capital of the Parent on a winding up or otherwise, the holders of the special voting shares will only be entitled to receive out of the Parent's assets available for distribution to its shareholders, in aggregate, $1, and (iii) loss of the entitlement to instruct the nominee on how to vote in respect of special voting shares will occur without consideration, the Parent believes and intends to take the position that the value of each special voting share is minimal. However, the relevant tax authorities could assert that the value of the special voting shares as determined by the Parent is incorrect. Shareholders are urged to consult their own tax advisors with respect to treatment of special voting shares. See “Item 10.E Taxation” for additional information.

Item 4.	Information on the Company

A.	History and Development of the Company
The Parent is incorporated in, and organized as a public limited company under, the laws of England and Wales. The Parent’s principal office is located at 66 Seymour Street, 2nd Floor, London W1H 5BT, United Kingdom, telephone number +44 (0) 207 535 3200. The Parent’s agent for service in the United States is The Corporation Trust Company of Nevada, 701 S. Carson Street - Suite 200, Carson City, NV 89701 (telephone number: +1 518 433 4740).
The Parent was formed as a business combination shell company on July 11, 2014 under the name “Georgia Worldwide Limited.” On September 16, 2014, it changed its legal name to “Georgia Worldwide PLC,” and on February 26, 2015, it changed its legal name to “International Game Technology PLC.” Prior to the Mergers, the Parent did not conduct any material activities other than those incident to its formation and the matters contemplated by the agreement for the Mergers (the "Merger Agreement"), such as the formation of Georgia Worldwide Corporation, the making of certain required securities law filings and the preparation of the proxy statement/prospectus filed in connection with the Mergers.
Acquisition of International Game Technology
The Parent is the successor of GTECH and the parent of IGT.
On April 7, 2015, GTECH merged with and into the Parent, with the Parent surviving the Holdco Merger, and IGT merged with and into Sub, with IGT surviving the Subsidiary Merger, all pursuant to the Merger Agreement. The objective of the Mergers was to combine GTECH’s and IGT’s businesses. For more information on the Mergers, please see Item 4.A of the Parent's annual report on Form 20-F for 2015, filed with the SEC on April 29, 2016.
Dividend Payments
The Parent paid cash dividends on its ordinary shares during 2016 as follows:

Declaration Date	Payment Date	Per Share Amount ($)	Aggregate Payment ($)

November 21, 2016	December 19, 2016	0.20	40,453,009
July 27, 2016	August 24, 2016	0.20	40,386,542
May 26, 2016	July 23, 2016	0.20	40,252,000
March 17, 2016	April 14, 2016	0.20	40,087,835
			161,179,386
Other Transactions
Effective January 1, 2016, GTECH Holdings Corporation merged with and into IGT Global Solutions Corporation (formerly known as GTECH Corporation), with IGT Global Solutions Corporation being the surviving entity.
Other than as described above, including in relation to the Mergers (see “—Acquisition of International Game Technology”), there have not been any public takeover offers by third parties in respect of the Parent’s shares or by the Parent in respect of other companies’ shares which have occurred during the last and current financial years.
Capital Expenditures
For a description, including the amount invested, of the Company’s principal capital expenditures and divestitures (including interests in other companies) for the years ended December 31, 2016, 2015 and 2014, see “Item 5—B. Liquidity and Capital Resources—Capital Expenditures.”
The Company did not make any capital expenditures in the first quarter of calendar 2017 that were not in the ordinary course of business.

B. Business Overview
The Company is the world’s largest end-to-end gaming company, with leading market positions in North America and Italy and the most extensive gaming content library in the world. The Company operates and provides an integrated portfolio of innovative technology products and services across all gaming markets, including: lottery management services, online and instants lotteries, instant ticket printing, electronic gaming machines, sports betting, and interactive gaming. The Company offers business-to-consumer (“B2C”) and business-to-business (“B2B”) products and services to customers in over 100 countries. Leveraging a wealth of premium content, substantial investment in technology, in-depth customer intelligence, and operational expertise, the Company's solutions anticipate the demands of consumers wherever they decide to play, providing its customers with leading edge solutions.

The Company is headquartered in London, with principal operating facilities located in Providence, Rhode Island; Las Vegas, Nevada; and Rome, Italy. The Company is organized into four business segments, which are supported by corporate shared services: North America Gaming and Interactive, North America Lottery, International and Italy. Research and development and manufacturing are centralized in North America. The Company had over 12,000 employees at December 31, 2016.

The Company strives to create shareholder value by adhering to the highest levels of service, integrity, responsibility and innovation. Social responsibility is vital and the Company is committed to responsible gaming, giving back to its communities, and doing its part to protect the environment. The Company was commended for its commitment to having established sustainable Corporate Social Responsibility and Responsible Gaming programs, which includes certifications from the WLA and the Internet Responsible Gambling Compliance Assessment Program ("iCAP").

Products and Services

Lottery

The Company supplies a unique set of lottery solutions to more than 100 customers worldwide. Lottery revenues are frequently designated for particular purposes, such as education, economic development, conservation, transportation, programs for senior citizens and veterans, health care, sports facilities, capital construction projects, cultural activities, tax relief, and others. Many governments have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source of funding for these programs.

The Company’s lottery services are provided through facilities management contracts, concession or operator contracts (also referred to as "Lottery Management Agreements"), and product sales contracts. In the majority of jurisdictions, lottery authorities award contracts through a competitive bidding process. Typical service contracts are 5-10 years in duration, with multi-year extension options. After the expiration of the initial or extended contract term, a lottery authority generally may either seek to negotiate further extensions or commence a new competitive bidding process.

The Company designs, sells, and operates a complete suite of point-of-sale terminals that are electronically linked with a centralized transaction processing system that reconciles lottery funds between the retailer, where a transaction is enabled, and the lottery authority, where the wager is captured. The Company provides and operates highly secure, online lottery transaction processing systems that are capable of processing over 500,000 transactions per minute. The Company provides more than 500,000 point-of-sale devices to lottery customers and lotteries that it supports worldwide. The Company also specializes in the production of high-quality instant ticket games and provides printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping and delivery services.

The Company has developed and continues to develop new lottery games, licenses new game brands from third parties and installs a range of new lottery distribution devices, all of which are designed to drive responsible same store sales growth for its customers. In connection with its delivery of lottery services, the Company actively advises its customers on growth strategies. The Company also provides marketing services, in particular retail optimization and lottery brand awareness campaigns. The Company works closely with its lottery customers and retailers to help retailers sell lottery games more effectively. These programs include product merchandising and display recommendations, selection of appropriate lottery product mix for each location, and account reviews to plan lottery sales growth strategies. The Company leverages years of experience accumulated from being the concessionaire for the Italian Lottery, one of the world’s largest lotteries. This B2C expertise in Italy, which includes management of all of the activities along the lottery value chain, allows the Company to better serve B2B customers in its North America Lottery and International segments.

The lottery business is highly competitive and typically subject to strong price-based competition. The Company's primary competitors in the lottery business include Scientific Games Corporation and Intralot S.A. The instant tickets production business is also highly competitive and subject to strong price-based competition. The Company's instant ticket competitors in the U.S. include Scientific Games Corporation and Pollard Banknote Limited.  Internationally, a number of instant ticket game vendors compete with the Company, including the competitors mentioned above, as well as diversified printing companies such as Eagle Press of India. The private manager, operator and licensee sector continues to emerge globally.  Competitors in this market primarily consist of a handful of commercial lottery operators active mainly in their domestic markets, such as Tattersalls, Sisal S.p.A. (“Sisal”), Sazka, and OPAP, and also includes a few commercial lottery operators, such as Camelot, which compete globally.

The primary types of lottery agreements are outlined below:

Facilities Management Contracts (“FMCs”): The majority of the Company’s North American Lottery revenues are earned under FMCs. The Company’s facilities management contracts typically require the Company to construct, install and operate the lottery system for an initial term, which is typically five to 10 years. The Company’s FMCs usually contain extension options under the same or similar terms and conditions, generally ranging from one to five years. Under a typical FMC, the Company maintains ownership of the technology and facilities, and is responsible for capital investments throughout the duration of the contract, although the investments are generally concentrated during the early years. FMC revenues are generally service fees paid to the Company directly from the lottery authority based on a percentage of such lottery’s wagers (ticket sales). Under a number of the Company’s FMCs, the Company additionally provides a wide range of support services and equipment for the lottery’s instant ticket games, such as marketing, distribution and automation of validation, inventory and accounting systems. In return, the Company receives either fixed fees or fees based upon a percentage of the sales of the instant ticket games. In limited instances, the Company provides instant tickets and online lottery systems and services under the same facilities management contract. Also, the Company offers Lottery Vending Machines ("LVMs") that sell instant tickets as well as draw-based games.

The table below sets forth the lottery authorities and customers with which the Company has FMCs for the installation and operation of lottery systems at April 3, 2017, and as to which the Company is the sole supplier of central computer systems and terminals and material services. The table below does not include FMCs in jurisdictions where the Company also has contracts listed below under the heading "Concessions and Lottery Management Agreements.”

Jurisdiction	Date of Commencement of Current Contract*	Date of Expiration of Current Contract	Current Extension Options**	Additional Commentary
U.S.:
California	October 2003	October 2019		At the end of the final extension option period, the contract will remain in effect under the same terms and conditions until either party provides at least two years’ notice of termination.
Colorado	January 2014	June 2021	Two two-year
Florida(1)	September 2016	April 2031	Two three-year
Effective September 1, 2016, (i) the agreement was executed with an initial term through April 2, 2028 and (ii) the Florida Lottery exercised its first renewal option, extending the term through April 6, 2031.

Georgia	September 2003	September 2025		Effective October 26, 2016, the Georgia Lottery Corporation and IGT Global Solutions Corporation agreed to extend the term of its contract for seven years, through September 11, 2025.
Kansas	July 2008	June 2018
Kentucky	July 2011	July 2021	Five one-year
Michigan	January 2009	January 2021		In January 2016, the Michigan Lottery and IGT Global Solutions Corporation agreed to extend the term of its contract for four years, through January 19, 2021.
Minnesota	April 2015	November 2023	Three up to three years
Missouri	October 2014	June 2022	Up to three years
Nebraska	December 2010	June 2021		In September 2015, the Nebraska Lottery and IGT Global Solutions Corporation agreed to extend the term of its contract for four years, through June 30, 2021.
New York	September 2009	August 2017	Up to three years
North Carolina	March 2016	June 2027	Up to five years
Oregon	October 2007	November 2020
Rhode Island	July 2003	June 2023
South Dakota	August 2009	August 2019
Tennessee	April 2015	June 2022	Up to seven years
Texas	September 2011	August 2026		In October 2016, the Texas Lottery and IGT Global Solutions Corporation agreed to extend the term of its contract for six years, through August 31, 2026.
Virginia	March 2016	June 2023	Up to six years
Washington	October 2014	June 2026	Up to 10 years
West Virginia	June 2009	June 2018		In December 2016, the West Virginia Lottery and IGT Global Solutions Corporation agreed to extend the term of its contract for one year, through June 27, 2018.
Wisconsin	February 2016	May 2024	Up to three one-year

1.
On February 17, 2017, the Speaker for the Florida House of Representatives filed an action in Circuit Court in Florida, against the Florida Lottery. On Tuesday, March 7, 2017, the Circuit Court issued an order in favor of the Speaker, the effect of which was to temporarily void the lottery contract. On March 28, 2017, an appeal was filed by the Secretary. The appeal automatically stayed the Circuit Court decision, which pending resolution of the appeal, reinstates the effectiveness of the lottery contract.

Jurisdiction	Date of Commencement of Current Contract*	Date of Expiration of Current Contract	Current Extension Options**	Additional Commentary
Caribbean and Latin America:
Argentina - Slot Machines S.A. (San Luis Province/Agencia Financiera de Loterías, Casinos y Juegos de Azar)	April 2012	October 2021	Sole discretion of Agencia, up to 10 years
Jamaica-Supreme Ventures Limited	November 2000	January 2026
Mexico-Pronosticos Para La Asistencia Publica	December 2014	December 2020

Europe, Africa, Asia:
Belgium - Loterie Nationale de Belgique	June 2014	May 2024	One term of six months
China - Beijing Welfare Lottery	January 2012	December 2020	Automatic two one-year terms unless a party gives at least 180 days’ notice before the end of initial or extension term
Czech Republic-SAZKA a.s. (f/k/a Czech Republic-SAZKA sázková kanceláø a.s.)	January 2015	December 2022
Luxembourg-Loterie Nationale	March 2013	March 2021	One five-year extension
Poland-Totalizator Sportowy	December 2011	November 2018	Three one-year or one three-year
Slovak Republic-TIPOS, National Lottery Company, a.s.	January 2007	December 2018
Spain-Organizacion Nacional de Ciegos Españoles (ONCE)	October 2009	December 2020	Five years and subsequently for biannual periods unless either party elects to terminate with prior notice of two years
South Africa - Ithuba Holding (Pty.) Ltd.	June 2015	May 2020	One three-year extension
Turkey-Turkish National Lottery	November 1996	November 2017	The term of the contract renews for successive one-year periods unless either party gives at least 90 days’ notice of non-renewal prior to the expiration date
United Kingdom-The National Lottery	February 2009	January 2023	One year or two periods of six months each	Operated by Camelot U.K. Lotteries Limited on a facilities management basis.

* Reflects the date upon which the contract became effective.
** Reflects extensions available to the lottery authority.

Concessions and Lottery Management Agreements: A portion of the Company’s revenues, primarily from its Italy segment, is derived from concessions or Lottery Management Agreements. Under a typical concession, the Company manages the core lottery functions, including the lottery systems and the majority of the day-to-day activities along the lottery value chain. This includes collecting wagers, managing accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the games. Most LMAs also include a separate supply agreement, in which the company provides certain hardware, equipment, software, and support services. The service revenues the Company earns in return for operating these concessions are generally fixed based on the percentage of wagers. In Illinois and New Jersey, the Company provides lottery management services as part of a joint venture or consortium, respectively, and in Indiana indirectly through a wholly-owned subsidiary of the Parent. In Italy both lottery concessions are part of a joint venture, with the Lotto Concession renewed in June 2016 and operating since November 30, 2016, and the instant ticket lottery ("Gratta e Vinci") concession renewed in 2010.

The table below sets forth the lottery authorities with which the Company had concessions or Lottery Management Agreements at December 31, 2016.

Jurisdiction	Date of Commencement of Current Contract*	Date of Expiration of Current Contract	Current Extension Options**	Additional Commentary
Italy:
Agenzia delle Dogane e dei Monopoli - Lotto	November 30, 2016	November 30, 2025
A consortium led by the Company was awarded for the management of the Lotto Concession for a nine-year term. The consortium parties, due to the tender rules, incorporated a new company (Lottoitalia S.r.l.) and this new company signed the Concession agreement.

Agenzia delle Dogane e dei Monopoli - “Scratch & Win” Instant Lotteries	October 2010	September 2019	Option to extend for nine years

U.S.:
Illinois	July 2011	January 2018	Option to extend for periods of three to six months each	Effective March 2017, term was extended six months, through January 1, 2018.
Indiana	October 2012	June 2028	10 one-year	.
New Jersey	June 2013	June 2029

Caribbean and Latin America:
Colombia
ETESA/ COLJUEGOS	April 2017	April 2022		In January 2017, an affiliate of the Parent executed a five-year contract with Coljuegos to operate the draw-based game Baloto.
Grupo Empresarial En Linea, S.A.	September 2011	May 2017
Costa Rica - Junta de Protección Social	June 2013	June 2019	Automatic renewals for two-year periods up to a total of 10 years unless the Junta gives notice of non-renewal
Trinidad & Tobago-National Lotteries Control Board	December 1993	March 2021	Automatic extension for one three-year period
Anguilla-LILHCo	May 2007	May 2017
Antigua/Barbuda-LILHCo	February 2017	January 2037		In January 2017, an affiliate of the Parent executed a 20-year contract.
Barbados-LILHCo	June 2005	June 2023
Bermuda-LILHCo			Automatic annual renewal
St. Kitts/Nevis-LILHCo	October 2013	October 2019
St. Maarten-LILHCo	September 2007	September 2017	One 10-year
U.S. Virgin Islands-LILHCo	December 2001	December 2021

*     Reflects the date upon which the contract became effective.
**   Reflects extensions available to the lottery authority.

Instant Ticket Printing Contracts: As an end-to-end provider of instant tickets and related services, the Company specializes in the production of high-quality instant ticket games and provides printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping and delivery services. Instant tickets are sold at numerous types of retail outlets but most successfully in grocery and convenience stores.

Instant ticket contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis and generally range from two to five years with extension opportunities. Government-sponsored lotteries grant printing contracts on both an exclusive and non-exclusive basis where there is typically one primary vendor and one or more secondary vendors. A primary contract permits the vendor to supply the majority of the lottery’s ticket printing needs and includes the complete production process from concept development through production and shipment. It also typically includes marketing and research support. A primary printing contract can include any or all of the following services: warehousing, distribution, telemarketing, and sales/field support. A secondary printing contract includes providing backup printing services and alternate product sources. It may or may not include a guarantee of a minimum or maximum number of games. The Company is investing to expand its instant ticket printing facility with a new state-of-the-art printing press, which is expected to begin production in 2018.

Product Sales Contracts: Under product sales contracts, the Company constructs, sells, delivers and installs turnkey lottery systems or lottery equipment and licenses the software for a fixed price, and the lottery authority subsequently operates the lottery system or equipment. The Company sells additional terminals and central computers to expand existing systems and/or replace existing equipment under product sales contracts and will also provide ancillary maintenance and support services related to the systems, equipment sold and software licensed.

Machine Gaming

The Company designs, develops, manufactures and provides cabinets, games, systems and software for customers in regulated gaming markets throughout the world under fixed fee, participation and product sales contracts. The Company holds more than 400 global gaming licenses. Large customers include MGM Resorts International, Caesars Entertainment, Boyd Gaming, Synot, and Ludi.

The Company’s primary competitors in Machine Gaming are Aristocrat Leisure Limited, Konami, Novomatic, and Scientific Games.

Gaming Machines

The Company offers a diverse range of machine cabinets which land-based customers can choose from to maximize functionality, flexibility, and player comfort. In addition to cabinets, the Company develops a wide range of casino games taking into account local jurisdictional requirements, market dynamics and player preferences. The Company's casino games typically fall into two categories:

•	Premium games; and

•	Core games.

Premium games are typically not sold to customers but instead provided on a leased basis through revenue sharing or a fixed daily fee arrangement, and include:

•
Wide Area Progressives - which are games that are linked across several casinos and/or jurisdictions and share a large common jackpot. The Wheel of Fortune® franchise is one of the most successful games in the world, and an example of one of the Company's Wide Area Progressive offerings.

•
Multi-Level Progressives - which are games that are linked to a number of other games within the casino itself and offer players the opportunity to win different levels of jackpots.  An example of a Multi-Level Progressive game offered by the Company is Party Time.

Core games, which include core video reel, core mechanical reel, and core video poker, are typically sold and in some situations leased to customers.

The Company produces other types of games including:

•	Centrally Determined games which are games connected to a central server that determines the game outcome;

•	Class II games which are electronic video bingo machines that can be typically found in North American tribal casinos and certain other jurisdictions like South Africa; and

•	Random number generated and live dealer electronic table games, including baccarat and roulette.

Gaming service revenue is primarily generated through the leasing to customers of premium games and cabinets. These pricing arrangements are largely variable where the casino customer pays service fees to the Company based on a percentage of amounts wagered (aka coin-in or play), net win, or a daily fixed fee.

Machine gaming product sales revenues are generated from the sales of land-based gaming machines (equipment and game content), systems, component parts (including game conversion sales), other equipment and services.

Video Lottery Terminals

The Company provides video lottery terminals (“VLTs”), VLT central systems and VLT games primarily to government customers worldwide. VLTs are connected to a central system. The Company provides a dedicated client service team to each of its VLT and VLT systems customers. In addition, it provides amusement with prize machines (“AWPs”) and games to licensed operators in Italy and the rest of Europe. AWPs are typically low-denomination gaming machines installed in retail outlets and connected to a central system.

Game Content

The Company combines elements of math, play mechanics, sound, art, and technological advancements with a library of entertainment licenses and a proprietary intellectual property portfolio to provide gaming products designed to provide a high degree of player appeal.  The game library is continuously expanded with new content, popular brands, and appealing bonuses to address player preferences and other market trends. A wide array of casino-style games is offered, in a variety of multi-line, multi-coin and multi-currency configurations. Examples of successful game content from the Company include: Wheel of Fortune®, SPHINX 3D™, and Kitty Glitter®.

Land-Based:
Premium (MegaJackpots®) Multi-Level Progressive Wide-Area Progressive Powerbucks Interstate Progressive Other Premium Stand-Alone games	Core Video Reel Spinning or Mechanical Reel Video Poker Multi-Game
Central Determination System Bingo (Class II) VLT	Multi-Player Electronic Table

Gaming Systems

The Company offers a comprehensive range of system modules and applications for all areas of casino management. Gaming systems products include infrastructure and applications for casino management, customer relationship management, player management, and server-based gaming. The Company's main casino management system offering is the Advantage System, which offers solutions and modules for:

·	Machine Accounting	·	Bonusing (jackpots and promotions)
·	Patron Management	·	Table Game Automation
·	Cage Accounting	·	Payment Processing
·	Table Accounting	·	Reporting
·	Ticket-in/Ticket-out	·	Regulatory Compliance

The Company's player management solutions feature customized player messaging, tournament management, and integrated marketing and business intelligence modules that provide analytical, predictive, and management tools for maximizing casino operational effectiveness. The server-based solutions enable electronic game delivery and configuration for slot machines, as well as providing casino operators with opportunities to increase profits by enhancing the players’ experience, connecting with players interactively, and creating operational efficiencies.

The Company's latest multi-functional end-to-end systems solutions provide operators with a full suite of products that offer real time business analytics to optimize productivity and give players a seamless, customized gaming experience. Cardless Connect offers a cardless, cashless loyalty card for casino players using gaming machines. Service Window enables operators to market to customers more effectively by leveraging an additional piece of hardware onto existing machines. The Company's PlaySpot solution allows casino customers to make mobile wagers linked to their loyalty cards. PlaySpot allows operators to maximize interaction with customers using real money within defined areas, and virtual chips outside of defined areas.

Sports Betting

The Company provides betting technology to lotteries and commercial operators in regulated markets, primarily in Italy and other countries in Europe. The Company offers a sports betting platform comprised of a core engine and associated support modules, trading services, fully managed partnerships, or “software only” technical solutions to create a complete one-stop solution or to integrate new functionality to existing operations. The Company also provides secure retail betting solutions, point-of-sale display systems, call center facilities, internet betting technology, and fixed odds or pool betting options. WLA customers of the Company include: OPAP; Lottery National Belgium (LNB); Marca, the Spanish national daily sports newspaper owned by Unidad Editorial in Spain; and Szerencsejáték Zrt (National Lottery in Hungary).

The Company operates an expansive land-based B2C betting network in Italy through its “Better” and “Totosi” brands on either a parimutuel or fixed odds basis. For parimutuel betting the total pool of wagers placed, minus a specified percentage, is divided among the winning players according to a formula. In Italy, this formula is set by the Italian regulatory body ADM. A winner will be paid an amount equal to his or her share of the prize pool. For fixed odds the payout amount is agreed upon in advance between the player and the bookmaker. In the case of a win, the bookmaker pays an amount equal to the bet multiplied by the odds fixed at the moment of the bet. The maximum prize for a ticket cannot exceed €10,000.

Through sports betting point-of-sale locations, the Company offers directly to customers betting on sports events (including basketball, soccer, cycling, downhill skiing, cross country skiing, tennis, sailing and volleyball), motor sports (car and motorcycle racing), and non-sports events connected with the world of entertainment, music, culture, and current affairs of primary national and international importance.

The Company’s primary competitors in Sports Betting are Bet365, Eurobet, Sisal, and SNAI.

Interactive and Social Gaming

Interactive gaming (or iGaming) enables game play via the internet for real money or for fun (social).  The Company designs, manufactures, and distributes a full suite of award-winning configurable products, systems, and services including:  poker, table games, slot games, bingo, iLottery, virtual reality, mobile-to-retail products, player management systems, and market intelligence services. The Company holds more than 20 interactive gaming licenses worldwide. The Company also acts as a complete internet gaming operator in Italy and as a mobile casino operator. The Company’s primary B2C interactive offerings are in Italy and through DoubleDown Casino. The Company's diverse interactive customer base includes B2B iGaming customers, such as: Caesar's Entertainment (CZR), the Georgia Lottery, the Illinois Lottery, the Kentucky Lottery, LNB (Belgium), OLG (Canada), Veikkaus (Finland), and William Hill (U.K.).

The interactive gaming B2B competitive landscape has evolved to mirror industry-wide trends of product and channel (online and mobile) convergence and vertical integration. The Company is playing a key role in this environment, with its onmichannel offering that connects retail offerings to mobile device offerings. As for content, the Company is launching the same premium brands across all the channels (i.e., Wheel of Fortune® is a casino slot machine, VLT, iCasino game, eInstant game and an instant ticket in several jurisdictions) ensuring cross communication. In terms of product, the Company’s PlaySpot solution enables customers to provide a smooth transition from the retail lottery and casino environments to interactive games utilizing the interaction of mobile devices with the traditional land-based systems. In the Customer Relationship Management ("CRM")business, a single player account management system connects retail with online together with an advanced analytics framework, thereby ensuring a single view of the player which allows cross-selling and upselling via effective promotions, churn management and customer care programs.

The Company faces competition from operators, such as 888 Holdings and bwin.party, which have developed broad, cross-channel product offerings and solutions for internal use and as a supplier to third parties. The Company also competes with broad-based traditional B2B providers, such as Playtech plc and Microgaming74 Software Systems, which have developed extensive interactive casino content and broad cross-channel product offerings. The Company also faces competition from traditional machine gaming suppliers, such as Scientific Games Corporation and Amaya Gaming. In social gaming, its main competitors include Playtika, Aristocrat, and Zynga.

Products

Content:

DoubleDown Casino:  The Company’s DoubleDown online casino-style social gaming operation provides a unique opportunity for authentic casino entertainment to reach a broader audience, while complementing its other existing offerings and the core casino audience. The Company's North American based online social gaming casino generates revenues from the sale of virtual casino chips to players for use within the DoubleDown casino for additional play. Unlike many other online casino-style social games where each game vertical is a unique application, DoubleDown is a single casino application with multiple games where all games are available to the player upon download. DoubleDown casino is available in the Apple App Store, Google Play Store, Facebook and Amazon.

Poker: The Company’s poker product is 100% compatible with all leading platforms and devices. Offering a player-friendly interface and sophisticated graphics, it is scalable and flexible, and tailored to the specific needs of customers and their player base. The platform is modern and able to address the changing dynamics of online poker.

Online Casino: The Company’s online casino products include a wide selection of table and slot games with single and multiplayer play. The Company's casino content includes branded titles and select third-party content. Available in download, instant, or mobile formats and as play-for-fun or real money solutions, casino games are available anytime, anywhere, and on any device.

Bingo: The Company’s bingo product includes a social and interactive multiplayer offering compatible with all leading platforms and devices, available in multiple languages, with the content adjusted to suit specific regions. The Company's bingo product is flexible and scalable to meet regulatory requirements and all levels of certification and testing, and is offered as play-for-fun (social) or a real-money solution across multiple channels and currencies.

iLottery: The Company’s complete suite of iLottery solutions, services, and professional expertise allows lotteries to fully engage their players on any interactive channel in regulated markets. Existing lottery game portfolios are extended to the interactive channel to provide a spectrum of engaging content such as eInstant. The Company offers a vast library of mobile content available on any device.

Technology:

Platform: The Company’s iGaming systems cover every channel (retail, mobile and web) and vertical from a 360-degree view of the player, web design and an engine to accelerate more game content to customers’ websites. The Company’s interactive platforms offering includes player account management, the master of player profiles and player accounts, which pulls all player, reward, and financial activity together in one place and provides a one-stop integrated CRM system that allows for advanced marketing and analytical capabilities. The Company's platforms include a highly reliable and secure payment system that allows for a wide range of different payment methods across continents and a dynamic web application framework providing cross-cutting functionalities such as authentication and authorization.

IGT Interactive also includes IGT Connect, which is the integration layer of the Company's player account management system managing game integration and network layers. IGT Connect can integrate with third-party player account management systems, third-party game engines, and regulatory systems.

Remote Games Server: The Company also offers a remote games server, which is a fast gateway to extensive casino and eInstant content. For customers operating their own or third-party systems, the Company is able to provide a simple plug-and-play approach to all of the Company’s, and its premium suppliers’, content.

PlaySpot App: The Company offers PlaySpot App, an app-based product for casinos and lotteries enabling mobile games, services and payments in specific retail environments that are defined by regulator grade geo-location technologies. Wagering for money can be offered in the PlaySpot locations and options include slot and table games, eInstants, lottery ticket purchases, keno, sports wagering, and table betting on live tables. PlaySpot Apps tie into existing reward systems and finance systems to fully integrate into customers' marketing and operations programs.

Virtual Reality: The Company now offers virtual reality games and stage for both arcade and tournament play. Multiple games are available with more in development.

Gaming Services: The Company offers interactive and social gaming services that include the ability to add metagaming and bonusing features as enhanced player experiences and marketing opportunities around either the Company's games or third-party games.

Services

The Company offers a complete range of services to support interactive customers. These services are aimed at helping lower the cost of player acquisition and increasing lifetime player value. The Company’s player service centers are located worldwide to serve players 24 hours a day, 365 days a year. The Company's marketing intelligence services manages the player lifecycle to maximize player yield while ensuring the player is entertained and plays responsibly.

Additionally, the Company provides player services, including marketing, portal, player acquisition, CRM, VIP, player support, payment solutions, fraud and collusion protection, responsible gaming, game management, migration, and trading services.

Commercial Services

The Company develops innovative technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging its distribution network and secure transaction processing experience, the Company offers high-volume processing of commercial transactions including: prepaid cellular telephone recharges, prepaid mobile data, collection and payment services for the payment of utility bills, money transfer services, ticketing for sporting and musical events, credit card transactions, social security contributions and payments, and prepaid cards.

In addition, the Company provides collection services and processing and network services on behalf of third parties, and issues electronic money through immediate conversion of funds received, as well as other related activities. These services are primarily offered outside of North America.

Business Segments

Revenues for the Company by segment are as follows:

	Year Ended December 31,
($ thousands)	2016	2015	2014
Service revenue	975,214	780,189	45,575
Product sales	398,241	321,618	86,926
North America Gaming and Interactive	1,373,455	1,101,807	132,501

Service revenue	1,128,306	992,684	865,023
Product sales	65,269	52,986	75,074
North America Lottery	1,193,575	1,045,670	940,097

Service revenue	512,660	512,004	473,653
Product sales	314,644	341,070	156,976
International	827,304	853,074	630,629

Service revenue	1,759,843	1,702,174	2,104,996
Product sales	1,295	1,872	3,366
Italy	1,761,138	1,704,046	2,108,362

Purchase accounting (1)	(1,576)	(15,541)	722

Total revenue	5,153,896	4,689,056	3,812,311

1.    Purchase accounting represents the amortization of certain intangible assets in connection with acquired companies.

North America Gaming and Interactive

The North America Gaming and Interactive ("NAGI") segment includes revenue from the sale or lease of commercial gaming machines and software to casinos and government entities in the U.S. and Canada.  NAGI develops, sells and licenses casino management systems. These systems help casino customers to increase operational efficiencies and enhance player engagement by delivering personalized player amenities and promotional offers.  Additionally, service revenue is generated for commercial gaming from the maintenance of machines and systems.  NAGI also generates revenue from its DoubleDown casino social casino app, where customers purchase virtual currency for use in non-wagering interactive games (“play for fun”) played over the internet including desktop and mobile devices.

The NAGI segment develops and delivers leading games, systems and solutions for land-based casinos, DoubleDown casino free-to-play social casino app, and interactive for-wager online play. The segment is responsible for research and development for commercial gaming products that are distributed to casinos throughout the world.  NAGI is headquartered in Las Vegas, Nevada, and has sales offices throughout North America.  NAGI provides a full suite of casino-related products and solutions to its commercial, government and tribal customers in the U.S. and Canada.

For land-based casino customers, NAGI provides leadership in the development and distribution of Global Premium Product, including licensed content such as Wheel of Fortune® slots. In addition, the Global Core Product organization within NAGI develops slot themes and video poker themes such as Game King®.

North America Lottery

The North America Lottery ("NALO") segment develops and delivers innovative and future-focused lottery solutions, performing research and development for all lottery-related products globally. Headquartered in Providence, Rhode Island, NALO is the Company’s global lottery product development and delivery organization that supports WLA customers worldwide and provides end-to-end support to WLA North America customers with a single point of contact, leveraging the Company’s full lottery product suite. The NALO segment supports 39 of the 45 U.S. lotteries.

NALO includes revenue related to the sale or lease of lottery central system hardware and software, and the sale or lease of lottery and gaming terminals to government entities. The majority of the revenue earned in the NALO segment is derived from facilities management contracts. The Company also has Lottery Management Agreements in three U.S. jurisdictions-Illinois, Indiana, and New Jersey. NALO generates revenue from the sale of physical instant tickets to government entities, and earns recurring revenue from participation games in the form of VLTs in Rhode Island, Delaware, and New York.

International

The International segment is a global leader in delivering innovative end-to-end solutions across all channels and regulated gaming segments. This segment is responsible for the strategic development and operation management for all markets in Europe (except Italy), the Middle East, Africa, Central and Latin America (including Mexico), the Caribbean, Asia Pacific, and Oceania, across the Company’s entire product portfolio. In Italy, the International segment supplies AWP content and commercial gaming systems and gaming machines. The Company's global strategy capitalizes on its experience in Italy and North American markets, while customizing products for foreign languages, unique local preferences, and regulatory requirements.

The International segment includes revenue from the sale, lease or revenue share of commercial gaming machines, game software, central systems, loyalty and bonusing systems and services, field services supplied to gaming operators and government entities, and from the sale or hosting or real-money interactive wagering games played over the internet. The Company offers a variety of interactive gaming products within the International segment, including poker, casino, bingo and mobile systems. In addition, it offers products and services to sports betting operators, including retail and full online support. This segment also includes revenue from the sale or lease of lottery central system hardware and software, and the sale or lease of lottery terminals to government entities.

Additionally, International includes revenue from the sale of physical instant tickets to government entities, and professional services in the form of lottery facility management and lottery operation fees. Another source of revenue from some lottery customers in Latin America and Caribbean regions includes point-of-sale transaction processing services such as cellular phone top-ups, bill payments, and money transfers.

 Italy

The majority of the revenue earned in the Italy segment is derived from lottery and machine gaming concessions. The Italy segment operates and provides a full range of B2C gaming products, including:

Lottery

Since 1998, the Company has been the concessionaire for the Italian Lotto game (management of operations commenced in 1994). Beginning in November of 2016, the Company's new Lotto concession includes partners as part of a joint venture. The Company has gained substantial experience in managing the activities along the lottery value chain, such as collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials including play slips, tickets and receipts, and marketing and point-of-sale materials for the game. Since 2004, the Company also has been the concessionaire for instant ticket lotteries, which are games involving pre-printed paper tickets for the Gratta e Vinci instant game. The Company operates approximately 40,000 terminals in 34,000 Lotto point-of-sale terminals and 66,000 instant ticket points-of-sale.

Machine Gaming

With respect to the Company's machine gaming concessions in Italy, the Company directly manages stand-alone AWPs, in addition to VLTs that are installed in various retail outlets and linked to a central system. The Company collects the wagers, deducts the applicable gaming taxes, and pays out prizes to winners and fees to retailers. The Company also provides systems and machines to other machine gaming concessionaires, either as a product sale or with long-term, fee-based contracts where the service revenue earned is generally based on a percentage of wagers, net of applicable gaming taxes. At December 31, 2016, the Company had approximately 79,000 machines in the Italian installed base.

Sports Betting

The Company operates an expansive land-based B2C betting network in Italy through its “Better” and “Totosi” brands on either a parimutuel or fixed odds basis. Sports events and non-sports events connected with current affairs are the subjects of legal betting in Italy. As a sports betting license concessionaire, with approximately 1,400 corner shops and 350 points-of-sale, the Company offers a sports betting platform comprised of a core engine and associated support modules. It also provides secure retail betting solutions, point-of-sale display systems, call center facilities, internet betting technology, and fixed odds or pool betting options.

Interactive

The Company provides all of the internet games currently authorized in the Italian market, including skill games such as poker and other board and skill games; bingo; casino games such as roulette and blackjack and reel games; live dealer roulette, blackjack, baccarat, and poker; horse and sports betting (fixed odds); pool games, such as a local game based on soccer events (pari-mutuel); virtual betting on events such as car, motorcycle, horse, and dog races and tennis or soccer matches; lottery including Lotto and “10 and Lotto” and Superenalotto with “Win for Life,” “Eurojackpot”; and instant lottery (iGratta e Vinci online).

Commercial Services

The Company offers high volume transaction processing of commercial services in Italy which include bill payments, electronic tax payments, utility payments, money transfer services, fidelity card services, stamp duty services, prepaid cellular telephone recharges, prepaid cards and retail-based programs. The Company’s commercial services network comprises approximately 70,000 points of sale divided among tobacconists, bars, petrol stations, newspaper stands and motorway restaurants.

Seasonality

In general, the Company’s business is not materially affected by seasonal variation. However, in the sports betting business, the volume of bets that are collected over the year can be affected by the schedules of sporting events and the particular season of such sports. The volume of bets collected may also be affected by schedules of significant sporting events that occur at regular, but infrequent, intervals, such as the FIFA Football World Cup. In the lottery business, lottery consumption and gaming may decrease over the summer months due to the tendency of consumers to be on vacation during that time. Gaming operations revenues are affected by variations in the number and type of machines in service, levels and frequency of player wagers, and pricing arrangement terms. Seasonal gaming trends generally show higher play levels in the spring and summer months and lower in the fall and winter months.

Source of Materials

The Company uses a variety of raw materials to manufacture its gaming devices (e.g. metals, wood, plastics, glass, electronic components, and LCD screens). The Company mainly uses paper for office work and for the production of tickets in its two printing facilities, where there is also a significant consumption of toner and ink. A significant part of the materials used involve packaging, which is mainly based on cardboard and paper.

Management believes that adequate supplies and alternate sources of the Company’s principal raw materials are available, and does not believe that the prices of these raw materials are especially volatile. The Company has global material suppliers and utilizes multi-sourcing practices to promote component availability, and is not substantially dependent on any single supplier.

Product Development

The Company devotes substantial resources on research and development and incurred $343.5 million in 2016, $277.4 million in 2015, and $108.2 million in 2014.

The Company's research and development efforts cover multiple creative and engineering disciplines, including game content, hardware, electrical, systems and software for lottery, land-based, online social, and online real-money applications. The Company specializes in progressive creative game development including design, math, graphics and audio. The gaming products are created primarily by employee designers, engineers, and artists, as well as third-party content creators. Third-party technologies are used to improve the yield from development investment and concentrate increased resources on product differentiation engineering.

The Company's main manufacturing and production facility is located in Reno, Nevada, with approximately 594,000 square feet dedicated to product development, warehousing, shipping, and receiving. The company maintains development facilities in Rhode Island (Providence), Italy (Rome), Europe (Austria, Poland, Netherlands and Serbia), Canada (Moncton, New Brunswick), California (San Francisco), Washington (Seattle), Australia (Sydney and Melbourne) and China (Beijing). These facilities provide local community presence, customized products, or regional production where beneficial or required. Manufacturing operations primarily involve the configuration and assembly of electronic components, cables, harnesses, video monitors, and prefabricated parts purchased from outside sources.

Intellectual Property

The Company’s intellectual property ("IP") portfolio of patents, trademarks, copyrights, and other licensed rights is significant. At December 31, 2016, the Company held approximately 5,700 patents or patent applications and approximately 8,200 trademarks filed and registered worldwide.

The Company seeks to protect its investment in research and development and the new and original features of its products by perfecting and maintaining its IP rights. The Company obtains patent protection covering many of its products and has a significant number of U.S. and foreign patent applications pending. The Company's IP portfolio is widely diversified with patents related to a variety of products, including game designs, bonus and secondary imbedded game features, device components, systems features, and online or mobile functionality. The Company also relies on trade secret protection, believing that its technical “know-how” and the creative skills of its personnel are of substantial importance to its success.

Most of the Company’s products are marketed under trademarks and copyrights that provide product recognition and promote widespread acceptance. The Company seeks protection for its copyrights and trademarks in the U.S. and various foreign countries, where applicable, and uses IP assets offensively and defensively to protect its innovation. The Company also has a program where it licenses its patents to others under terms designed to promote standardization in the gaming industry.

The Company also licenses certain trademarks from third parties such as Wheel of Fortune®, Jeopardy!™, ellen™, Jurassic Park™, Plants v. Zombies™, Ghostbusters™, Bejeweled™, Zuma™, Sex and the City™, Harley-Davidson®, Caesars™, Harrah’s™, Rio™, Paris™ Las Vegas, Horseshoe™, James Cameron's AVATAR™, Centipede®, Bridesmaids™, Life is Good™, Circuit of the Americas™, Gas Monkey Garage™, and The Three Stooges™.

Software Development

The Company has developed software for use in the management of a range of lottery, gaming and betting functions and products, including leveraging integration with third-party software components. Software developed by the Company is used:

1.	in the central system for the centralized management of:

a.
functions connected to the services provided by the Company through the points of sale of Lotto and Gratta e Vinci, other lotteries, machine gaming and betting, and to other commercial services not connected to games, such as telephonic top-up services or utilities payment services;

b.	functions connected to the services provided through websites for online gaming including Lotto, sports, instant win, and casino style games and

c.	a variety of back office functions including:
• the centralized management of data relating to the points of sale and machine gaming;
• the connection of the central system with terminals located at the points of sale;
• the Company's online payments;
• trouble ticketing of the terminals;
• management of the points of sale;
• updating of the terminals through the network;
• updating of content for machine gaming;
• updating of content for digital advertising;
• management of the network and data exchange and for management of the Company's data archive;
• Gratta e Vinci inventory management;
• distribution and printing;
• management and disbursement of annuitized prize payments;
• sales force automation and optimization;
• a range of reporting needs including administrative, accounting, audit, and performance dashboards; and

2.	in the terminals and gaming machines for:
• management of Lotto including clerk-operated and self-service terminals;
• management of other lotteries, machine gaming, betting and online payments;
• provision of gaming and non-gaming content; and
• integration with other devices such as mobile phones and tablets.

Regulatory Framework

The Company currently does business in approximately 100 countries worldwide. Gaming products take various forms and for the purposes of government regulation are typically divided into broad categories with game-type subsets, such as gaming (casino, video lottery terminal and other games), lottery (traditional draw game and instant “scratch” tickets) and sports wagering. The delivery method for these gaming products may broadly be categorized as non-remote (land-based) and remote (interactive).

Because of the nature of gaming, most jurisdictions heavily regulate and govern gaming, from an administrative and fiscal point of view, through legislation, enacting regulations, setting technical standards and issuing policy statements (“Gaming Regulations”). Gaming Regulations serve to protect the public and ensure that gaming related activity is conducted honestly, responsibly, competitively and legally. Certain jurisdictions may allow only certain forms of gaming (such as lotteries) but prohibit others. Typically, one or more specialized governing authorities are placed in charge of ensuring operators and suppliers comply with, and adhere to, the intended Gaming Regulations.

The organizational model for gaming operations varies from jurisdiction to jurisdiction, with the operation of gaming typically conducted by one or more dedicated public or private entities. Public policy normally determines whether gaming is afforded free market status or is restricted to a state controlled operator. For example, lottery operations are normally run by a state controlled public entity. Gaming operators are supported by gaming manufacturers, who provide the gaming products and related support services.

The initial requirement in most jurisdictions is to obtain the privileged licenses that allow the Company to participate in gaming activities. The Company’s operating entities and key personnel have obtained or applied for all known government licenses, permits, registrations, findings of suitability, and approvals necessary to manufacture, distribute and/or operate gaming products in all jurisdictions where it does business. Although many Gaming Regulations across jurisdictions are similar or overlapping, the Company must satisfy all conditions individually for each jurisdiction. Obtaining the required licenses at a corporate and personal level is a thorough process, generally comprised of the following requirements:

•	Applicants submit detailed information after review of which the governing authorities generally conduct intensive investigations of the Company and key individuals.

•
Authorities will review Company ownership, business operations, and corporate and personal financial information, among other items. While the governing authority or licensing process may differ between gaming segments, ultimately, the authority seeks to ensure the integrity of the applicants prior to allowing them to conduct gaming business.

•
If there is any question regarding the Company or individual’s suitability, the gaming authority may require the Company to take specific action, such as the removal of an unsuitable individual, prior to issuing a license.

•
Once the license has been granted, regulatory oversight ensures that the licensee continues to operate with honesty and integrity, as well as ensuring that the appropriate party receives gaming tax revenues. This is monitored through on-going reporting of Company activities, typically including periodic reporting of financial data. As such, the Company's financial systems and reporting functions must demonstrate high levels of detail and integrity.

•
Most regulators also require the production of regulatory returns, assurance statements and notification of key events, such as changes to ownership, changes to key licensed individuals and regulatory violations.

Frequently, Gaming Regulations not only govern the activities within their jurisdiction or origin, but also monitor activities in other jurisdictions to ensure that the Company complies with local standards on a worldwide basis. A violation in one jurisdiction could result in disciplinary action in another.

Maintaining worldwide compliance requires an extensive network of internal and external resources and controls. The Company employs over 120 people to support global compliance. Additionally, the Company engages legal resources specializing in local concerns and practices to assist in maintaining compliance with Gaming Regulations. Through this effort, the Company seeks to assure both regulators and investors that all its operations maintain the highest levels of integrity.

U.S. Gaming Regulations

The Company is subject to extensive Gaming Regulation by U.S. federal, state and local governments, as well as tribal officials and organizations. Lotteries in the U.S. are regulated by state law, which typically prohibit gaming except as authorized and regulated by the particular state. There are currently 45 jurisdictions that authorize the operation of lotteries in the U.S. The ongoing operations of lotteries and lottery operators are typically subject to extensive and evolving regulation, which vary state-by-state. The Company holds over 400 gaming licenses across approximately 300 U.S. jurisdictions. Key regulatory authorities which have licensed the Company include the Nevada State Gaming Control Board, the California Gambling Control

Commission, the Missouri Gaming Commission, the New Jersey Division of Gaming Enforcement and the Pennsylvania Gaming Control Board.

Italian Gaming and Betting Regulations

The Company operates in Italy in both the gaming and betting sectors. The Italian gaming and betting regulatory authority is the ADM. At December 31, 2016, the Company held concessions for (1) the activation and operation of the network for the Lotto game, (2) the operation of instant and traditional lotteries, (3) the activation and operation of the network for the telematic operation of legalized AWPs and VLTs, and (4) the collection of pari-mutuel and fixed odds betting through physical points of sale and interactive channels.

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

Gaming and betting concessions are granted pursuant to a public tender procurement process. The concession provides for all of the concessionaire’s activities and duties, including collection of the game’s revenues, the payment of winnings, the payment of the point of sale, the drawings and the management of all of the technological assets to operate gaming. Concessions are for a determined time period and are not renewable unless indicated in the concession agreement; in such event, the renewal is not guaranteed to be on the same terms. In certain cases, the concession may be extended at the option of the governmental authority on the same terms. Under other circumstances, which are typically defined in the concession agreement, the concession may be revoked or terminated. Most cases of early termination are related to the breach of the terms of the concession agreement or the non-fulfillment of conditions of that agreement. In some cases, the early termination of the concession allows the State to draw upon the entire amount of the performance bond presented by the concessionaire. Upon governmental request, the concessionaire has an obligation to transfer, free of charge, the assets subject of the concession to the State at the end of the term of the concession or in the event of its revocation or early termination. Each single concession contains specific provisions enacting such general obligation.

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
• good standing of directors, managers, and shareholders owning more than 2% of the concessionaire;
• certain economic and financial requirements;
• taxation and financial requirements;
• taxation on the wagers coming from illegal gaming;
• permission of the State in case of change of control of the concessionaires;
• registration of all operators in the gaming machine industry; and
• anti-money laundering compliance.

The E.U. Regulations

Interactive gaming in the E.U. is characterized by diverse regulatory frameworks with some E.U. countries having monopolistic regimes run by a sole public or a private operator, and others having established licensing systems for more than one operator. At the same time, operators licensed in one or more E.U. countries can offer gaming services in other countries without the authorization normally required in those other countries. This is enshrined in Article 49 of the Treaty Establishing the European Community. There is not however, for the moment, specific Gaming Regulations at an E.U. level.
Contrary to the above principle, some E.U. countries restrict the free provision of gaming services from elsewhere in the E.U. while they permit the active promotion of gaming by operations that are state owned or state sponsored. Under E.U. laws it is not permissible to do so on the grounds of protection of financial revenues. The European Court of Justice has made clear the narrow criteria under which such restrictions might be justifiable, namely, consumer protection on public policy grounds. Consequently, certain E.U. countries’ Gaming Regulations may be contrary to overarching E.U. principles.

C.                         Organizational Structure
A listing of the Parent’s directly and indirectly owned subsidiaries at April 3, 2017 is set forth in Exhibit 8.1 to this annual report on Form 20-F.
The following is a diagram of the Parent and certain of its subsidiaries and associated companies at April 3, 2017:
______________________________________________
* Accumulated shareholdings of De Agostini S.p.A., which holds 46.11%, and DeA Partecipazioni S.p.A., which holds 4.98% of the Parent's ordinary shares.

D.                         Property, Plant and Equipment
The Parent's principal office is located at Marble Arch House, 66 Seymour Street, 2nd Floor, London W1H 5BT, U.K., telephone number +44 (0) 207 535 3200. At March 31, 2017, the Company leased approximately 145 properties in the U.S. and 139 properties outside of the U.S., and owned a number of facilities and properties, including:

•	an approximately 113,000 square foot manufacturing, research and development and office building in Moncton, New Brunswick, Canada;

•	an approximately 52,500 square foot research and development lab and engineering office in Reno, Nevada;

•	an approximately 51,000 square foot manufacturing and office facility in Gross St. Florian, Austria; and

•	an approximately 13,000 square foot enterprise data center in West Greenwich, Rhode Island.
The following table shows the Company's material owned and leased properties at March 31, 2017:
U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status	Products Produced
9295 Prototype Dr., Reno, NV	1,180,418	Office, Warehouse, Game Studios, Hardware/Software Engineering; Global Manufacturing Center	100%	Leased	EGM’s
6355 S. Buffalo Dr., Las Vegas, NV	222,268	Office, Game Studio, Systems Software, Showroom	100%	Leased	N/A
55 Technology Way, West Greenwich, RI	170,000	WG Technology Center: Office; research and testing; storage and distribution	100%	Leased	N/A
10 Memorial Blvd., Providence, RI	124,769	Principal U.S. Operating Facility	100%	Leased	N/A
4000 South Frontage Road, Suite 101 Lakeland, FL	98,280	Printing Plant: Printing facility; storage and distribution; office	100%	Leased	Printed tickets
8520 Tuscany Way, Bldg. 6, Suite 100, Austin, TX	81,933	Texas Warehouse and National Response Center: Contact center; storage and distribution; office	95%	Leased	N/A
1000 Sandhill Rd., Reno, NV	52,500	Office, Warehouse, Global Test & Interoperability Center	60%	Owned	N/A
605 Fifth Avenue South, Suite 300 Seattle, WA	49,375	DoubleDown Interactive Offices and Game Studio	95%	Leased	N/A
2401 Police Center Drive, Plant City, FL	48,800	Backup instant ticket printing plant	90%	Leased	Printed tickets
5300 Riata Park Court, Bldg. E, Suite 100, Austin, TX	42,537	Austin Tech Campus: Research and test; office	90%	Leased	N/A
403 Westcoat Road, Egg Harbor Township, NJ	30,698	Service Office, Warehouse, Game Studio, MJP Monitoring	75%	Leased	N/A
405 Howard Street, Floor 6, San Francisco, CA	28,921	Office, Interactive	100%	Leased	N/A
8200 Cameron Road, Suite E120, Austin, TX	24,320	Data Center of the Americas: Data center; network operations; office	80%	Leased	N/A
47 Technology Way, West Greenwich, RI	13,050	Enterprise Data Center: Data center; network operations	75%	Owned	N/A
75 Baker Street, Providence, RI	10,640	RI National Response Center: Office; contact center	100%	Leased	N/A

Non-U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status	Products Produced
Galwin 2 1046 AW Amsterdam Netherlands	125,128	EMEA Gaming manufacturing/distribution/repair facility; research and test; office	90%	Leased	EGMs
Viale del Campo Boario 56/D 00154 Roma, Italy	123,740	Principal Operating Facility in Italy: Office Italy Data Center: Data center; network operations	100%	Leased	N/A
328 Urquhart Ave, Moncton, New Brunswick, Canada	113,000	Canada HQ: office; research and test	100%	Owned	VLTs
Viale del Campo Boario 19 00154 Roma, Italy	96,840	Office for administration, software development	95%	Leased	N/A
Seering 13-14, Unterpremstatten, Austria	73,776	Austria Gaming HQ: Office; research and test	90%	Leased	N/A
Building 2, Reserve Industrial Estate, 6 Hope Street, Ermington, Australia	62,277	Office, Warehouse, Game Studio, Systems Software, Sales, AUS Final Assembly	100%	Leased	N/A
29, Suzhoujie Street, Viva Plaza, Haidian District, Room No. 1-20, 11th and 18th Floors, Beijing 100080, China	56,898	Game Studio, Systems Software, Office	85%	Leased	N/A
Al. Jerozolimskie, 92 Brama Building, Warsaw, Poland	51,072	International Tech Hub: Office; research and test	95%	Leased	N/A
Lasnitzstrasse 19, Gross St. Florian, Austria	50,808	Storage and distribution	75%	Owned	VLTs
48 Indianapolis Street, Kyalami Business Park, Midrand, South Africa	44,001	Office, Warehouse, Systems Software, Sales, SA Final Assembly	90%	Leased	EGMs
USCE Tower Bulevar Mihajla Pupina No. 6 Belgrade, Serbia	28,471	Software development office, Lottery and Gaming products	95%	Leased	N/A
11 Talavera Rd. Building B, Sydney, Australia	27,432	Office, Sales & Marketing, Financial support	100%	Leased	N/A
Marble Arch House, 66 Seymour Street, 2nd Floor, London W1H 5BT, United Kingdom	11,495	Registered global headquarters of the Parent	75%	Leased	N/A

The Company's facilities are in good condition and are adequate for its present needs and there are no known environmental issues that may affect the Company's utilization of its real property assets.
The Company does not have any plans to construct, expand or improve its facilities in any material manner other than general maintenance of facilities.  As such, no increase in productive capacity is anticipated.
None of The Company's properties is subject to mortgages or other security interests granted to secure indebtedness to certain financial institutions.

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, included in this annual report, as well as “Presentation of Financial and Certain Other Information,” “Item 3.A. Selected Financial Data,”  “Item 3.D. Risk Factors" and “Item 4.B. Business Overview.”

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

A.            Operating Results

Overview

The Company is a leading commercial operator and provider of technology in the regulated worldwide gaming markets that operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting and interactive gaming. The Company also provides high-volume processing of commercial transactions. The Company's state-of-the-art information technology platforms and software enable distribution through land-based systems, Internet and mobile devices. The Company provides business-to-consumer (B2C) and business-to-business (B2B) products and services to customers in over 100 countries worldwide on six continents.

The structure of the Company’s internal organization is customer-facing aligned around four business units operating in three regions that represent the Company’s reportable segments as follows:

•	North America Gaming and Interactive

•	North America Lottery

•	International

•	Italy

Income Statement Overview

Revenue

The Company's revenue is comprised of service revenue and product sales. Service revenue is principally derived from multi-year contracts under which the Company earns revenue over time as the related services are provided. Service revenue comprises the majority of the Company's revenue, amounting to $4.376 billion, $3.978 billion and $3.490 billion, or approximately 84.9%, 84.8% and 91.5% of total revenues in 2016, 2015 and 2014, respectively. Product sales are derived principally from the installation of new and replacement systems, software, lottery terminals and gaming machines. Product sales fluctuate due to the mix, volume and timing of product sales contracts and therefore may not be comparable from period to period.

The principal services and products the Company provides are summarized by operating segment below.

North America Gaming and Interactive segment

The majority of the revenue the Company earns in the North America Gaming and Interactive segment is derived from service revenue generated from commercial gaming and social gaming. Commercial gaming service revenue is derived from the lease of gaming machines and software to casinos and government entities in the U.S. and Canada. Social gaming service revenue is derived from a customer’s purchase of virtual currency for use in non-wagering interactive games played over the Internet.

Product sales in the North America Gaming and Interactive segment are derived from the sale of real money “commercial” gaming machines, systems, software, conversion kits and parts to casinos and government entities in the U.S. and Canada.

Revenues in the North America Gaming and Interactive segment amounted to $1.373 billion, $1.102 billion and $132.5 million, or approximately 26.6%, 23.5% and 3.5% of total revenues in 2016, 2015 and 2014, respectively.

North America Lottery segment

The majority of the revenue the Company earns in the North America Lottery segment is derived from Lottery contracts. Revenues in the North America Lottery segment amounted to $1.194 billion, $1.046 billion and $940.1 million, or approximately 23.2%, 22.3% and 24.7% of total revenues in 2016, 2015 and 2014, respectively.

Service revenue in the North America Lottery segment is derived from contracts, under which the Company designs, installs, operates and retains ownership of the gaming system. These contracts generally provide for a variable amount of monthly or weekly service fees paid to the Company directly from its customer based on a percentage of sales or net machine income. The Company recorded fees earned under these contracts as service revenue in the period earned. Expenses associated with providing services under these contracts principally consist of cost of personnel, telecommunications, equipment maintenance and repair, consumables for the games and depreciation of tangible assets.

Product sales in the North America Lottery segment are derived from contracts under which the Company constructs, sells, delivers and installs a turnkey system or delivers equipment, and licenses the computer software for a fixed price, and its customer subsequently operates the system or equipment. Revenue attributable to any ongoing services (such as post contract support) provided subsequent to customer acceptance, are recorded as service revenue in the period earned.

International segment

The majority of the revenue the Company earns in the International segment is derived from Lottery and Machine Gaming contracts. Revenues in the International segment amounted to $827.3 million, $853.1 million and $630.6 million, or approximately 16.1%, 18.2% and 16.5% of total revenues in 2016, 2015 and 2014, respectively.

Service revenue in the International segment is derived from contracts, under which the Company designs, installs, operates and retains ownership of the gaming system. These contracts generally provide for a variable amount of monthly or weekly service fees paid to the Company directly from its customer based on a percentage of sales or net machine income. The Company recorded fees earned under these contracts as service revenue in the period earned. Expenses associated with providing services under these contracts principally consist of cost of personnel, telecommunications, equipment maintenance and repair, consumables for the games and depreciation of tangible assets.

Product sales in the International segment are derived from contracts under which the Company constructs, sells, delivers and installs a turnkey system or delivers equipment, and licenses the computer software for a fixed price, and its customer subsequently operates the system or equipment. Revenue attributable to any ongoing services (such as post-contract support) provided subsequent to customer acceptance, are recorded as service revenue in the period earned.

Italy segment

The majority of the revenue the Company earns in the Italy segment is derived from Lottery and Machine Gaming concessions. Revenues in the Italy segment amounted to $1.761 billion, $1.704 billion and $2.108 billion, or approximately 34.2%, 36.3% and 55.3% of total revenues in 2016, 2015 and 2014, respectively. The Company also earns service revenue under Sports Betting and Interactive Gaming concessions, and from Commercial Transaction Processing Services. Summarized below is an overview of the key services within the Italy segment:

Lottery

Under the Company's Lotto and Gratta e Vinci (“Scratch and Win”) concessions, it manages all of the activities along the value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the games. The service revenues earned in return for operating these concessions are based on a percentage of wagers. For the prior Lotto concession, this percentage of wagers decreased as the total wagers increased during an annual period, while for the new Lotto concession and the Scratch and Win concession, the Company's fee is a fixed percentage of wagers. ADM pays the Company its Lotto fee on a weekly basis and the Scratch and Win fee on a monthly basis. For Lotto, the Company deposits wagers, net of prizes paid and retailer commissions retained by the retailer at point of sale, into bank accounts which are reported on the consolidated balance sheet as restricted cash with an offsetting liability to ADM. Scratch and Win sales to the retailers are recorded as a receivable on the consolidated statement of financial position with a corresponding payable to ADM. The Company collects Scratch and Win wagers from retailers, net of prizes paid directly by retailers and the retailers’ fee, on a weekly basis. On a monthly basis, the Company remits amounts due to

ADM. Expenses associated with providing services under these concessions principally consist of consumable costs, postage and freight, network costs, marketing and advertising of the games, cost of personnel dedicated to these activities and depreciation and amortization of tangible and intangible assets.

Machine Gaming

Under the Company's Machine Gaming concessions, it directly manages stand-alone AWP machines and VLTs that are installed in various retail outlets and linked to a central system. For Machine Gaming, the Company collects the wagers, deducts the applicable gaming taxes, and pays prizes to winners and fees to retailers. The service revenue earned in return for operating these concessions are generally based on a percentage of wagers net of applicable gaming taxes. The Company records service revenue net, equal to total wagers less the payout for prizes and applicable gaming taxes. Expenses associated with providing services under these concessions principally consist of point of sale fees, network costs, marketing and advertising of the games, cost of personnel dedicated to these activities, concession fees, and depreciation and amortization of tangible and intangible assets. The Company also provides systems and machines to other machine gaming concessionaires, either as a product sale or with long-term, fee-based contracts.

Sports Betting

The Company has a number of concessions to operate sports betting (including horse race competitions) and the right to operate sports betting over the Internet. Sports betting concessions are principally comprised of arrangements under which the Company collects the wagers, pays prizes and pays a percentage fee to retailers. The Company records service revenue net, equal to wagers less prizes and taxes. Expenses associated with providing services under these concessions principally consist of point of sale commissions and depreciation and amortization of tangible and intangible assets.

Commercial Transaction Processing Services

The Company leverages the distribution networks and offers high-volume transaction processing services which include bill payments, electronic tax payments, utility payments, prepaid cellular telephone recharges, prepaid cards and retail-based programs. The Company earns a fee for processing such transactions that is transaction-based (a fixed fee per transaction or a fee based on a percentage of monetary volume processed). The Company recognizes these fees as service revenue at the time a transaction is processed. Expenses associated with providing services under these concessions principally consist of point of sale commissions, network costs, banking fees and depreciation of tangible assets.

Interactive Gaming

The Company provides interactive skill games such as poker and other board and soft games through the Internet and mobile channels. For these services, the Company records service revenue net equal to wagers less prizes and taxes. Expenses associated with providing services under these concessions principally consist of marketing and advertising of the games.

Key Factors Affecting Operations and Financial Condition

The following are a description of the principal factors which have affected the Company's results of operations and financial condition for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 and/or which may affect results of operations and financial condition for future periods.

The IGT Acquisition: On April 7, 2015, the Company acquired IGT, a global leader in casino and social gaming entertainment, headquartered in Las Vegas, Nevada. The Company recorded $1.7 million, $49.4 million and $44.0 million of professional fees and expenses related to the acquisition of IGT in 2016, 2015 and 2014, respectively, which are recorded in Transaction expense, net in the consolidated income statements.

Effects of Foreign Exchange Rates: The Company is affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into U.S. dollars for consolidation, which is referred to as the translation impact, and to a lesser extent (ii) through transactions by subsidiaries in currencies other than their own functional currencies, which is referred to as the transaction impact. Translation impacts arise in the preparation of the consolidated financial statements; in particular, the consolidated financial statements are prepared in U.S. dollars while the financial statements of each of the Company's subsidiaries are prepared in the functional currency of that subsidiary. In preparing consolidated financial statements, assets and liabilities measured in the functional currency of the subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date, while income and expenses are translated using the average exchange rates for the period covered. Accordingly, fluctuations in the exchange rate of the functional currencies of the Company's subsidiaries against the U.S. dollar impacts the Company's results of operations. The Company is particularly exposed to movements in the euro/U.S. dollar exchange rate. Although the fluctuations in foreign exchange rates has had a material impact on the Company's revenues, the impact on operating income and cash flows is less significant in that revenues are mostly matched by costs denominated in the same currency.

Jackpots and Late Numbers: The Company believes that the performance of lottery products is influenced by the size of available jackpots in jurisdictions that offer such jackpots. In general, when jackpots increase, sales of lottery tickets also increase, further increasing the jackpot. The Company also believes that consumers in Italy monitor “late numbers” (numbers which have not been drawn for more than 100 draws) and when there is a good pipeline of late numbers, wagers in Italy increase. Under both of these circumstances, the Company's service revenues are positively impacted.

Product Sales: The Company's product sales fluctuate from year to year due to the mix, volume and timing of the product sales transactions. In general, product sales contracts are dependent on the timing of replacement cycles. Product sales amounted to $778.3 million, $711.4 million and $322.3 million, or approximately 15.1%, 15.2% and 8.5% of total revenues, in 2016, 2015 and 2014, respectively.

Restructuring Costs: During the historical periods presented, the Company has undertaken restructuring plans and initiatives principally related to the streamlining of the Company's interactive gaming operations, optimization projects for Lottery, and costs associated with the overall management reorganization announced in 2013. In addition, with respect to the IGT acquisition, the Company has undertaken various restructuring plans to eliminate redundant costs across the business. The Company recorded restructuring costs associated with these plans of $27.9 million, $76.9 million and $23.7 million, in 2016, 2015 and 2014, respectively.

Incentive Payments and Penalties under Minimum Profit Contracts: The Company has three contracts where it has provided customers with minimum profit level guarantees (the Illinois Contract, Indiana Contract, and New Jersey Contract). Under these contracts the Company may earn incentive compensation if it exceeds minimum profit level guarantees and may be required to pay penalties should it fail to achieve them.

In relation to the Illinois Contract, the Company guaranteed a minimum profit level to the State of Illinois for each fiscal year of the agreement, commencing with the State of Illinois’s fiscal year ended June 30, 2012. The amounts guaranteed and therefore amounts owed by the Company as shortfall payments under the Illinois Contract were under dispute. In December 2014, the Company and the State of Illinois entered into a termination agreement which settled the amount of shortfall payments for fiscal years 2012, 2013 and 2014, in the amounts of $21.8 million, $38.6 million and $37.1 million, respectively. In 2015, the Attorney General of the State of Illinois questioned the validity of the termination agreement between the Company and the State of Illinois which resulted in the Company and the State of Illinois entering into a new termination agreement and the Company paid the State of Illinois an additional $10 million representing the shortfall payment for the State of Illinois’s fiscal year ending June 30, 2015. The Company will neither be responsible for the payment of any other shortfall payment, nor will it be entitled to receive any incentive compensation, for all or any portion of fiscal year 2015, or any subsequent fiscal year. The Company recorded reductions of service revenue of $10.0 million and $55.5 million in 2015 and 2014, respectively.

In relation to the Indiana Contract, the Company guaranteed a minimum profit level to the State of Indiana commencing with the contract year starting July 1, 2013. The Company recorded reductions of service revenue of $8.0 million and $8.8 million in 2015 and 2014, respectively related to this guarantee. In 2015, the Company and the State of Indiana renegotiated the Indiana Contract which resulted in revised guarantee levels and in consideration the Company paid the State of Indiana $18.3 million which the Company capitalized to Other Assets in its consolidated balance sheet and which the Company is amortizing to service revenue over the remaining contract term.

In relation to the New Jersey Contract, the Company guaranteed a minimum profit level to the State of New Jersey commencing with the contract year starting July 1, 2014. In 2015, the Company and the State of New Jersey renegotiated the New Jersey Contract which resulted in revised guarantee levels and in consideration the Company paid the State of New Jersey $15.4 million which the Company capitalized to Other Assets in its consolidated balance sheet and which the Company is amortizing to service revenue over the remaining contract term. In 2016, the Company received a $30.6 million incentive payment based on its performance.

Research and Development Activities: The Company devotes substantial resources on research and development and incurred $343.5 million, $277.4 million and $108.2 million of related expenses in 2016, 2015 and 2014, respectively. As anticipated, investments in research and development increased following the April 2015 acquisition of IGT.

Critical Accounting Estimates

The Company's consolidated financial statements are prepared in conformity with GAAP which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments and assumptions considered to be reasonable and realistic.

The Company periodically and continuously reviews the estimates and assumptions. Actual results for those areas requiring management judgment or estimates may differ from those recorded in the consolidated financial statements due to the occurrence of events and the uncertainties which characterize the assumptions and conditions on which the estimates are based.

The areas which require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company's consolidated financial statements are discussed below.

Revenue Recognition

The Company has two categories of revenue: Service revenue and Product sales.

Service revenue is derived from the following sources:

•	Operating contracts predominantly related to Italian contracts and certain U.S. contracts;

•	Gaming operations arrangements where the Company provides customers with proprietary gaming equipment, systems, content licensing, and services;

•	Facilities Management Contracts (Hosting arrangements);

•	Interactive contracts; and

•	Post-contract customer support (“PCS”).

Product sales are derived from the following sources:

•	Sale of lottery terminals and gaming machines, including game content; and

•	Sale of lottery and gaming systems, including the licensing of proprietary software, and including implementation services.

Revenue is recognized when all of the following conditions are met:

(i)             Persuasive evidence of an arrangement exists;
(ii)          Delivery has occurred;
(iii)       The fee is fixed or determinable; and
(iv)      Collectability is probable.

Revenues are reported net of amortization of upfront payments to customers, incentives, rebates, and discounts. Sales taxes, gaming taxes and other taxes of a similar nature are presented on a net basis (excluded from revenue). Amounts billed prior to completing the earnings process are deferred until revenue recognition criteria is met.

Service revenue

Service revenue is derived from the following types of arrangements:

Operating contracts

Certain of the Company’s revenue, primarily revenue from the Italy segment and to a lesser extent the North America Lottery segment, is derived from operating contracts. Under operating contracts, the Company manages all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game. In Italian arrangements where the Company is performing services on behalf of the government and the government is considered the Company’s customer, revenue is recognized net of prize payments, taxes, retailer commissions and remittances to state authorities, because the Company is acting as an agent to the authorities. In arrangements where the Company’s customers are the end players and/or retailers, the Company records revenue net of prizes and taxes only, and records the retailer commissions as a cost of service, because the Company is acting as the principal.

The Company also provides sports pools and sports betting services. Under sports pools arrangements, the Company manages the sports pool where the sports pool prizes are divided among those players who select the correct outcome. There are no odds involved in sports pools and each winner’s payoff depends on the number of players and the size of the pool. Under sports pools arrangements, the Company collects the wagers, pays prizes, pays a percentage fee to retailers, withholds its fee, and remits the balance to the respective regulatory agency. The Company assumes no risk associated with sports pool wagering. The Company records revenue net of prize payouts, gaming taxes, retailer commissions and remittances to state authorities, because the Company is acting as an agent to the authorities.

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

Under operating contracts, the Company is generally required to pay upfront license fees. When such upfront payments are made to the Company’s customers, the payment is recorded as a non-current asset and amortized as a reduction of service revenue over the license term.

Gaming Operations

Gaming operations revenues are generated by providing customers with proprietary land-based gaming equipment, systems, content licensing, and services under a variety of recurring revenue arrangements, including a percentage of coin-in (amounts wagered), a percentage of net win, or a fixed daily/monthly fee.

Included in gaming operations are Wide Area Progressive (“WAP”) systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP games differ from all other games in that a Company-sponsored progressive jackpot increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of the coin-in (amounts wagered) for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots.

Fees earned under gaming operations are recognized as revenue in the period earned and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Facilities management contracts

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

Post-Contract Customer Support (PCS)

Product sales contracts generally include PCS, which includes telephone support, software maintenance, software support, professional services, and in some scenarios the right to receive unspecified upgrades/enhancements on a when-and-if-available basis. Fees earned under PCS contracts are generally recognized as revenue in the period earned (i.e., over the support period) and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Product Sales

Product sales are derived from the following types of arrangements:

Sale of Lottery Terminals and Sale of Gaming Machines, including Game Content

These arrangements include the sale of gaming machines including game content, non-machine gaming related equipment, licensing and royalty fees, and component parts (including game themes and electronics conversion kits). The Company’s credit terms are predominantly short-term in nature. The Company also grants extended payment terms under contracts where the sale is secured by the related equipment sold. Revenue from the sale of lottery terminals and gaming machines is recognized based upon the contractual terms of each arrangement, but predominantly upon delivery or acceptance. If the sale of lottery terminals and gaming machines include multiple elements, these arrangements are accounted for under Multiple Element Accounting, discussed below.

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

Multiple Element Arrangements

The Company uses multiple element guidance for both service arrangements and product sale arrangements. In some scenarios, all deliverables are considered one unit of accounting (i.e., facilities management contracts where the Company provides software as a service), while other arrangements contain multiple elements that can be separated into distinct deliverables. When arrangements contain multiple elements, including software and non-software components, the Company allocates revenue to each category based on a selling price hierarchy. Allocation of revenue to software and non-software components is based on either vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or best estimate of selling price ("BESP") if neither VSOE nor TPE is available.

•
VSOE of selling price is based on the net price charged when the element is sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices fall within a reasonable range based on historical discounting trends for specific products and services. VSOE for post-contract support and professional service hours may also be determined based on renewal rates, if available, provided that the renewal rates are substantive.

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

•
BESP is established considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, and gross profit objectives. In some scenarios, contractual pricing may serve as the best estimate given the variability among jurisdictions and customers, while in other scenarios cost for each deliverable plus reasonable margin is used as management’s best estimate.

In scenarios where the Company’s products include hardware containing required software that function together to provide the essential functionality of the product, the Company considers both the hardware and required software as “non-software deliverables” and has therefore concluded that such arrangements are not subject to the industry-specific software revenue recognition guidance. The Company recognizes revenue for these arrangements based on ASC 605, Revenue Recognition, and allocates the arrangement consideration based on the relative selling price of the deliverables. In scenarios where the Company’s products include hardware where the software is not considered essential to the functionality of the hardware, the hardware revenue is recognized based on when the revenue recognition criteria is met (i.e., shipment, delivery and/or acceptance) and the software revenue is recognized under the software revenue recognition guidance provided under ASC 985, Software.

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

Goodwill, Intangible Assets and Long-lived Assets

Goodwill

Goodwill is tested for impairment annually, or more frequently if facts or circumstances indicate that it may be impaired. Goodwill is tested for impairment at the reporting unit level, which is one level below or the same level as an operating segment. The Company performs an annual assessment of its reporting units and has five reporting units at December 31, 2016 as follows:

•	North America Gaming and Interactive;

•	DoubleDown;

•	North America Lottery;

•	International; and

•	Italy.

The carrying amount of goodwill amounted to $6.810 billion and $6.830 billion at December 31, 2016 and December 31, 2015, respectively. There were no goodwill impairment losses recorded in 2016, 2015 or 2014.

When testing goodwill for impairment, the Company first performs a qualitative assessment to determine whether it is necessary to perform step one of a two-step annual goodwill impairment test for each reporting unit. The first step of the two-step process is to identify whether a potential impairment exists by comparing the estimated fair values of the reporting units with their respective book values, including goodwill. If the estimated fair value of the reporting unit exceeds book value, goodwill is considered not to be impaired, and no additional steps are necessary. If the fair value of the reporting unit is less than book value, then the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss, if any. The amount of the impairment loss is the excess of the carrying amount of the goodwill over its estimated fair value. The estimate of fair value of goodwill is primarily based on an estimate of the discounted cash flows expected to result from that reporting unit, but may require valuations of certain internally generated and unrecognized intangible assets such as software, technology, customers and trademarks. If the carrying amount of goodwill exceeds the estimated fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

In performing step one of the goodwill impairment test for the Company’s reporting units, the Company estimated the fair value of the reporting units using an income approach that analyzed projected discounted cash flows. The procedures the Company followed included, but were not limited to, the following:

•	Analysis of the conditions in, and the economic outlook for, the reporting units;

•	Analysis of general market data, including economic, governmental, and environmental factors;

•	Review of the history, current state, and future operations of the reporting units;

•	Analysis of financial and operating projections based on historical operating results, industry results and expectations;

•	Analysis of financial, transactional and trading data for companies engaged in similar lines of business to develop appropriate valuation multiples and operating comparisons; and

•	Calculation of the Company's market capitalization, total invested capital, the implied market participant acquisition premium, and supporting qualitative and quantitative analysis.

The results of step one of the Company’s impairment testing by reporting unit is as follows ($ thousands):

	Estimated Fair Value	Carrying Amount	Excess	%
North America Gaming and Interactive	4,170,000	4,089,000	81,000	2.0
DoubleDown	910,000	698,000	212,000	30.4
North America Lottery	2,900,000	2,088,000	812,000	38.9
International	2,860,000	2,570,000	290,000	11.3
Italy	4,170,000	2,336,000	1,834,000	78.5

The key assumptions used in the goodwill impairment testing were as follows:

	Normalized Growth Rate	Discount Rate
North America Gaming and Interactive	3.00%	8.15%
DoubleDown	1.50%	9.30%
North America Lottery	2.25%	6.65%
International	3.00%	9.75%
Italy	0.50%	7.85%

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

North America Gaming and Interactive

In calculating the fair value of the North America Gaming and Interactive reporting unit using the income approach, the Company used projections of revenues, operating costs and capital expenditures. The projected cash flows considered historical and estimated future results and general economic and market conditions, as well as the impact of planned business and operational strategies. The following estimates and assumptions were also used in the discounted cash flow analysis:

•	A normalized growth rate of 3.00% based on the estimated sustainable long-term growth rate for the reporting unit;

•	A normalized operating EBITDA margin percentage was estimated based on a review of average margins within the projection period;

•	Normalized capital expenditure requirements were estimated based on a review of historical and projected capital expenditures and typical replacement cycles; and

•	A discount rate of 8.15% based on the weighted average cost of capital.

Although the fair value of the North America Gaming and Interactive reporting unit exceeded the carrying amount based on the results of step one of the Company’s goodwill impairment analysis, a decrease in the fair value of more than 1.94% could potentially result in an impairment of goodwill. The use of 8.26% for the discount rate or 2.87% for the growth rate would render the estimated fair value equal to the carrying amount.

International

The fair value of the International reporting unit was calculated using the income approach, in the same manner as described for the North America Gaming and Interactive reporting unit. The following estimates and assumptions were used in the discounted cash flow analysis:

•	A normalized growth rate of 3.00% based on the estimated sustainable long-term growth rate for the reporting unit;

•	A normalized operating EBITDA margin percentage was estimated based on a review of average margins within the projection period;

•	Normalized capital expenditure requirements were estimated based on a review of historical and projected capital expenditures and typical replacement cycles; and

•	A discount rate of 9.75% based on the weighted average cost of capital.

Although the fair value of the International reporting unit exceeded the carrying amount based on the results of step one of the Company’s goodwill impairment analysis, a decrease in the fair value of more than 10.14% could potentially result in an impairment of goodwill. The use of 10.53% for the discount rate or 1.92% for the growth rate would render the estimated fair value equal to the carrying amount.

Intangible assets

The Company also evaluates indefinite-lived intangible assets for impairment annually and whenever events or changes in circumstances indicate impairment may exist. The Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of indefinite-lived intangible assets are less than their carrying amount and whether the quantitative analysis is necessary. The quantitative analysis compares the fair value of indefinite-lived intangible assets to their carrying amount and an impairment loss is recognized when the carrying amount exceeds the fair value.

The process of evaluating the potential impairment related to goodwill and indefinite-lived intangible assets is highly subjective and requires the application of significant judgment. If an event occurs that would cause revisions to the estimates and assumptions used in analyzing the value of goodwill and other intangible assets with indefinite lives, the revision could result in a non-cash impairment loss that could have a material impact on financial results. The Company's annual review of goodwill and indefinite-lived intangible assets for impairment is performed at November 1 each year. The 2016 review resulted in impairment losses of $30.0 million in the DoubleDown reporting unit for certain indefinite lived trademarks relating to the forecasted slowing of growth in the social gaming market. The 2015 review resulted in impairment losses of $9.7 million in the International segment for certain indefinite lived trademarks.

Long-lived assets

The Company evaluates long-lived assets, including identifiable intangible assets and other assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Events or changes in circumstances that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the overall business strategy and significant negative industry or economic trends. Impairment is recognized when the asset is not recoverable and the carrying amount of an asset exceeds its fair value as calculated on a discounted cash flow basis. If an event occurs necessitating revised estimates and assumptions previously used in analyzing the value of property and equipment or finite-lived intangibles and other assets, that revision could result in a non-cash impairment loss that could have a material impact on the Company's financial results. The Company recorded impairment losses related to long-lived assets of $7.7 million, $2.8 million and $2.6 million in 2016, 2015 and 2014, respectively.

Litigation Provisions

Due to the nature of the Company's business, it is involved in a number of legal, regulatory and arbitration proceedings regarding, among other matters, claims by and against the Company, injunctions by third parties arising out of the ordinary course of business and investigations and compliance inquiries related to ongoing operations. The outcome of these proceedings and similar future proceedings cannot be predicted with certainty. It is difficult to accurately estimate the outcome of any proceeding. As such, the amounts of the provision for litigation risk, which has been accrued on the basis of assessments made by external counsel, could vary significantly from the amounts which the Company would ultimately be obligated or agree to pay to settle any such proceeding. In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require the Company to pay substantial monetary damages or penalties and/or incur costs which may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant concession, license, or authorization, and thereby have a material adverse effect on the consolidated results of operations, business, financial condition or prospects. At December 31, 2016 and December 31, 2015, provisions for litigation matters amounted to $4.0 million and $17.7 million, respectively.

Jackpot Accounting

The Company incurs jackpot expense and accrues jackpot liabilities with every wager on devices connected to a WAP system. Only WAP games include Company-sponsored jackpots for which the Company incurs jackpot expense. A portion of the fees paid to the Company is used for the funding and administration of Company-sponsored WAP jackpot payments.

Jackpot expense represents the estimated cost to fund jackpots and is recorded to cost of services. Changes in estimates for WAP jackpot liabilities and expense are attributable to regular analysis and evaluation of the following factors:

•	Variations in slot play (frequency of WAP jackpots and patterns of coin-in driving WAP jackpot growth);

•	Volume (number of WAP units in service and levels of play or coin-in per unit);

•	Interest rate movements (higher rates cause lower jackpot expense; lower rates cause higher jackpot expense); and

•	Startup amount (the size of base WAP jackpots at initial setup or after a jackpot is won).

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

Jackpot liabilities are composed of payments due previous winners, as well as amounts due future winners of WAP jackpots not yet won. Liabilities due previous winners for periodic payments are carried at the accreted cost of a qualifying U.S. government or agency annuity investment that may be purchased at the time of the jackpot win. If an annuity is subsequently sold and the periodic liability is instead guaranteed by surety bonds or letters of credit, the liability initially funded by an annuity continues to accrete at the same rate. If the periodic liability is not initially funded with an annuity investment, it is discounted and accreted using the risk-free rate (i.e., treasury rate) at the time of the jackpot win.

Liabilities due future winners are recorded at the present value of the estimated amount of WAP jackpots not yet won. The Company estimates the present value of future winner liabilities using current market rates (prime, treasury, or agency, as applicable), weighted with historical lump sum payout election ratios. The most recent historical patterns indicate that approximately 90% of winners will elect the lump sum payment option. Additionally, the Company estimates the current portion of future winner liabilities based on historical experience with winner payment elections, in conjunction with the theoretical projected number of jackpots.

Minimum profit level guarantees

The Company's estimates of liabilities for minimum profit level guarantees take into consideration contract terms and financial information provided by its customers, the availability and timing of which could significantly impact the Company's estimates. The Company accounts for minimum profit level guarantees as a reduction of service revenue on an annual basis based on the best estimate of amounts due to the customer annually.

Further details of these guarantees, which require management to make estimates and assumptions concerning profit levels, are provided in the Company's consolidated financial statements included herein.

Research and Development and Capitalized Software Development Costs

R&D costs incurred prior to technological feasibility are expensed as incurred. R&D costs include salaries and benefits, stock-based compensation, consultants, facilities related costs, material costs, depreciation and travel.

Costs incurred in the development of the Company’s externally-sold software products are expensed as incurred, except certain software development costs eligible for capitalization. Material software development costs incurred subsequent to establishing technological feasibility and through the general release of the software products are capitalized. Technological feasibility is demonstrated by the completion of a detailed program design or working model, if no program design is completed. Capitalized costs are amortized to cost of product sales over the products’ estimated economic life.

Costs incurred in the development of software to be used only for services provided to customers are capitalized as internal-use software and amortized over the useful life to cost of services. Costs incurred in the development of software to be used only for internal use are capitalized as internal-use software and amortized over the useful life to selling, general and administrative expenses. Certain eligible costs incurred specific to customer contracts are deferred and amortized over the contracts’ estimated economic life as cost of services or product sales.

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

Redeemable non-controlling interests

In March 2016, the Company, through its subsidiary Lottomatica S.p.A. (“Lottomatica”), Italian Gaming Holding a.s., Arianna 2001 and Novomatic Italia (collectively the "Members") entered into a consortium (Lottoitalia S.r.l. or "Lottoitalia") to bid on the Italian Gioco del Lotto service concession (the “Lotto Concession”). On May 16, 2016, Lottoitalia was awarded management of the Lotto Concession for a nine-year term. Under the terms of the consortium agreement, Lottomatica is the principal operating partner to fulfill the requirements of the Lotto Concession.

Ownership in Lottoitalia, which the Company fully consolidates as a variable interest entity, is as follows at December 31, 2016:

Name of entity	% Ownership
Lottomatica, S.p.A.	61.50%
Italian Gaming Holding a.s.	32.50%
Arianna 2001	4.00%
Novomatic Italia	2.00%

The Company determined Lottoitalia to be a variable interest entity relative to the Company's risks and rewards of the investment and Lottoitalia's current need for funding to finance planned operations.

In connection with the formation of Lottoitalia, Lottomatica S.p.A. entered into an agreement with IGH in May 2016, which contains the following put/call options:

•
Underperformance put option - IGH has the right, at its discretion, to sell its interest in Lottoitalia to Lottomatica S.p.A. in the event that Lottoitalia underperforms relative to its approved financial projections in 2017. The put option is exercisable by IGH beginning on the date of approval of Lottoitalia's financial statements for the year ending December 31, 2017 and ending 60 days thereafter.

•
Deadlock put/call option - IGH has the right, at its discretion, to sell its interest in Lottoitalia to Lottomatica S.p.A. and Lottomatica S.p.A. has a reciprocal call right, in the event of certain specified events as defined in the agreement. The put/call options expire 60 days following written notice by either party following the applicable event. The strike price of the options is determined based on a specified formula as defined in the agreement.

The Company determined that it is not currently probable that IGH's non-controlling interest will be redeemed as the underperformance put option contains discounts that would be applied to the fair value of Lottoitalia and the Deadlock put/call options can not be exercised unilaterally. The Company has recorded the non-controlling interest initially at fair value and no fair value adjustments will be recorded unless it becomes probable that IGH will redeem its non-controlling interest.

Consolidated Results

The discussion below includes information calculated at constant currency. The Company calculates constant currency by applying the prior-year/period exchange rates to current financial data expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations originating from translating the income statement of the Company's foreign entities into U.S. dollars. These constant currency measures are non-GAAP measures. Although the Company does not believe that these measures are a substitute for GAAP measures, it does believe that such results excluding the impact of currency fluctuations period-on-period provide additional useful information to investors regarding operating performance on a local currency basis.

For example, if an entity with euro functional currency recorded net revenues of €100 million for 2016 and 2015, the Company would report $110.0 million in net revenues for 2016 (using an average exchange rate of 1.10) compared to $120.0 million for 2015 (using an average exchange rate of 1.20). The constant currency presentation would translate the 2016 net revenue using the 2015 exchange rates, and indicate that the underlying net revenue on a constant currency basis were unchanged year-on-year. The Company presents such information in order to assess how the underlying business has performed prior to the translation impact of fluctuations in foreign currency exchange rates.

Comparison of the year ended December 31, 2016 and 2015

	For the year ended
	December 31, 2016		December 31, 2015
($ thousands)	$	% of Revenue	$	% of Revenue

Service revenue	4,375,586	84.9	3,977,693	84.8
Product sales	778,310	15.1	711,363	15.2
Total revenue	5,153,896	100.0	4,689,056	100.0

Cost of services	2,553,479	49.5	2,417,315	51.6
Cost of sales	582,358	11.3	520,343	11.1
Selling, general and administrative	945,824	18.4	795,252	17.0
Research and development	343,531	6.7	277,401	5.9
Restructuring expense	27,934	0.5	76,896	1.6
Impairment loss	37,744	0.7	12,497	0.3
Transaction expense, net	2,590	0.1	49,396	1.1
Total operating expenses	4,493,460	87.2	4,149,100	88.5

Operating income	660,436	12.8	539,956	11.5

Interest income	12,840	0.2	17,681	0.4
Other income (expense), net	18,365	0.4	(122,295)	(2.6)
Foreign exchange gain, net	101,040	2.0	5,611	0.1
Interest expense	(469,268)	(9.1)	(457,984)	(9.8)
Total non-operating expenses	(337,023)	(6.5)	(556,987)	(11.9)

Income (loss) before income tax expense	323,413	6.3	(17,031)	(0.4)

Provision for income taxes	59,206	1.1	38,896	0.8

Net income (loss)	264,207	5.1	(55,927)	(1.2)

Less: Net income attributable to non-controlling interests	45,413	0.9	19,647	0.4
Less: Net income attributable to redeemable non-controlling interests	7,457	—	—	—
Net income (loss) attributable to IGT PLC	211,337	4.1	(75,574)	(1.6)

Service revenue

	For the year ended
	December 31,		Change
($ thousands)	2016	2015	$	%

Operating Segments
North America Gaming and Interactive	975,214	780,189	195,025	25.0
North America Lottery	1,128,306	992,684	135,622	13.7
International	512,660	512,004	656	0.1
Italy	1,759,843	1,702,174	57,669	3.4
	4,376,023	3,987,051	388,972	9.8
Purchase accounting	(437)	(9,358)	8,921	95.3
	4,375,586	3,977,693	397,893	10.0

Service revenue in 2016 increased by $397.9 million, or 10.0% compared to 2015. On a constant currency basis, service revenue in 2016 increased by $432.9 million, or 10.9% compared to 2015.

Service revenue in the North America Gaming and Interactive segment in 2016 increased by $195.0 million, or 25.0% compared to 2015. On a constant currency basis, service revenue in the North America Gaming and Interactive segment increased by $195.6 million, or 25.1% compared to 2015.

Service revenue in the North America Lottery segment in 2016 increased by $135.6 million, or 13.7%, compared to 2015. On a constant currency basis, service revenue in the North America Lottery segment increased by $135.8 million, or 13.7% compared to 2015.

Service revenue in the International segment in 2016 increased by $0.7 million, or 0.1% compared to 2015. On a constant currency basis, service revenue in the International segment in 2016 increased by $32.7 million, or 6.4% compared to 2015.

Service revenue in the Italy segment in 2016 increased by $57.7 million, or 3.4% compared to 2015. On a constant currency basis, service revenue in the Italy segment in 2016 increased by $59.9 million, or 3.5% compared to 2015.

Further information on the key performance drivers related to service revenues is provided in the Operating Segment Results section of this report.

Product sales

	For the year ended
	December 31,		Change
($ thousands)	2016	2015	$	%

North America Gaming and Interactive	398,241	321,618	76,623	23.8
North America Lottery	65,269	52,986	12,283	23.2
International	314,644	341,070	(26,426)	(7.7)
Italy	1,295	1,872	(577)	(30.8)
	779,449	717,546	61,903	8.6
Purchase accounting	(1,139)	(6,183)	5,044	81.6
	778,310	711,363	66,947	9.4

Product sales fluctuate from period to period due to the mix, volume and timing of product sales transactions. Product sales in 2016 increased by $66.9 million, or 9.4% compared to 2015. On a constant currency basis, product sales in 2016 increased by $67.8 million, or 9.5% compared to 2015.

Product sales in the North America Gaming and Interactive segment in 2016 increased by $76.6 million, or 23.8% compared to 2015. On a constant currency basis, product sales in the North America Gaming and Interactive segment increased by $76.8 million, or 23.9% compared to 2015.

Product sales in the North America Lottery segment in 2016 increased by $12.3 million, or 23.2% compared to 2015. On a constant currency basis, product sales in the North America Lottery segment increased by $12.3 million, or 23.2% compared to 2015.

Product sales in the International segment in 2016 decreased by $26.4 million, or 7.7% compared to 2015. On a constant currency basis, product sales in the International segment decreased by $25.7 million, or 7.5% compared to 2015.

Further information on the key performance drivers related to product sales is provided in the Operating Segment Results section of this report.

Segment operating income

	For the year ended
	December 31,		Change
($ thousands)	2016	2015	$	%

North America Gaming and Interactive	344,125	294,256	49,869	16.9
North America Lottery	300,394	182,615	117,779	64.5
International	144,125	164,949	(20,824)	(12.6)
Italy	585,517	554,937	30,580	5.5
	1,374,161	1,196,757	177,404	14.8
Corporate support	(245,600)	(292,371)	46,771	16.0
Purchase accounting	(468,125)	(364,430)	(103,695)	(28.5)
	660,436	539,956	120,480	22.3

Operating income in the North America Gaming and Interactive segment increased by $49.9 million, or 16.9% compared to 2015. On a constant currency basis, operating income in the North America Gaming and Interactive segment increased by $38.1 million, or 13.0% compared to 2015.

Operating income in the North America Lottery segment increased by $117.8 million, or 64.5% compared to 2015. On a constant currency basis, operating income in the North America Lottery segment increased by $116.9 million, or 64.0% compared to 2015.

Operating income in the International segment decreased by $20.8 million, or 12.6% compared to 2015. On a constant currency basis, operating income in the International segment decreased by $2.7 million, or 1.6% compared to 2015.

Operating income in the Italy segment increased by $30.6 million, or 5.5% compared to 2015. On a constant currency basis, operating income in the Italy segment increased by $30.9 million, or 5.6% compared to 2015.

Operating expense related to Corporate support decreased by $46.8 million compared to 2015, principally due to a reduction in restructuring expense of $49.0 million related to the winding down of integration activities associated with the IGT acquisition and a reduction in transaction expense, net of $46.8 million principally associated with the IGT acquisition, partially offset by an increase in selling, general and administrative expense of $52.7 million due in part to one additional quarter of operations in 2016 from the April 2015 acquisition of IGT.

Further information on the key performance drivers related to operating income is provided in the Operating Segment Results section of this report.

Transaction expense, net

	For the year ended
	December 31,		Change
($ thousands)	2016	2015	$	%

IGT acquisition costs	1,700	49,396	(47,696)	(96.6)
Other transaction costs	890	—	890	-
	2,590	49,396	(46,806)	(94.8)

The Company incurred $1.7 million and $49.4 million of professional fees and expenses related to the April 2015 acquisition of IGT in 2016 and 2015, respectively.

Other income (expense), net

The components of other income (expense), net are as follows:

	For the year ended
	December 31,		Change
($ thousands)	2016	2015	$	%

Unamortized debt issuance cost	—	(34,526)	34,526	100.0
Fees	—	(3,640)	3,640	100.0
Bridge Facility	—	(38,166)	38,166	100.0

Tender premium	—	(73,376)	73,376	100.0
Unamortized debt issuance cost	—	(4,295)	4,295	100.0
Fees	—	(2,040)	2,040	100.0
Capital Securities	—	(79,711)	79,711	100.0

Loss on interest rate swaps	(5,220)	—	(5,220)	-
6.25% Senior Secured Notes due 2022	(5,220)	—	(5,220)	-

Total debt related	(5,220)	(117,877)	112,657	95.6

Gain on sale of available for sale investment	20,365	—	20,365	-
Other	3,220	(4,418)	7,638	172.9
	18,365	(122,295)	140,660	115.0

In 2016, the Company sold an available for sale investment in the Italy segment for approximately $23.9 million and recognized a gain on sale of $20.4 million. Other expense in 2015 was principally driven by certain refinancing activities related to the acquisition of IGT.

Foreign exchange gain, net

The Company recorded foreign exchange gains, net of $101.0 million in 2016, principally due to non-cash foreign exchange gains on euro denominated debt.

Interest expense

	For the year ended
	December 31,		Change
($ thousands)	2016	2015	$	%

Senior Secured Notes	(391,790)	(345,592)	46,198	13.4
Revolving Credit Facilities	(42,179)	(47,789)	(5,610)	(11.7)
Bridge Facility	—	(23,717)	(23,717)	(100.0)
Term Loan Facilities	(19,100)	(15,537)	3,563	22.9
Capital Securities due 2066	(1,083)	(8,550)	(7,467)	(87.3)
Other	(15,116)	(16,799)	(1,683)	(10.0)
	(469,268)	(457,984)	11,284	2.5

Interest expense in 2016 increased by $11.3 million, or 2.5% compared to 2015, driven by the full year impact in 2016 of the higher level of debt related to the April 2015 acquisition of IGT.

Provision for income taxes

	For the year ended
	December 31,
($ thousands, except percentages)	2016	2015

Provision for income taxes	59,206	38,896
Income (loss) before provision for income taxes	323,413	(17,031)
Effective income tax rate	18.3%	(228.4)%

The Company’s effective income tax rate in 2016 was 18.3%, compared to (228.4)% in 2015. The principal drivers of the change were one time non-deductible costs associated with the IGT acquisition in 2015, the non-recurring costs associated with the migration of the Parent company from Italy to the United Kingdom in 2015 and a reduction in operating losses in 2016 without tax benefits in certain foreign jurisdictions.

Operating Segment Results

The following section sets forth an overview of the Company's revenue and operating income by operating segment.

North America Gaming and Interactive segment

Revenue in the North America Gaming and Interactive segment in 2016 increased by $271.6 million, or 24.7% compared to 2015. At constant currency, revenue in the North America Gaming and Interactive segment in 2016 increased by $272.4 million, or 24.7% compared to 2015.

Service revenue

Service revenue in the North America Gaming and Interactive segment in 2016 increased by $195.0 million, or 25.0% compared to 2015. At constant currency, service revenue in the North America Gaming and Interactive segment increased by $195.6 million, or 25.1% compared to 2015.

The following table sets forth changes in service revenue for 2016 compared to 2015, on a constant currency basis:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change

Machine revenue	93,999	(416)	93,583
Social Gaming	42,562	(71)	42,491
Other	59,028	(77)	58,951
	195,589	(564)	195,025

The principal drivers of the $195.0 million increase in service revenue were as follows:

•
An increase of $94.0 million in Machine revenue principally associated with one additional quarter of service revenue in 2016 from the April 2015 acquisition of IGT, partially offset by a decrease in service revenue from the decrease in the casino installed base (25,418 machines installed at December 31, 2015 compared to 24,472 machines installed at December 31, 2016);

•
An increase of $42.6 million in Social Gaming composed of $80.1 million of service revenue associated with one additional quarter of service revenue in 2016 from the April 2015 acquisition of IGT, partially offset by a decrease in service revenue of $37.5 million from fewer daily average users; and

•
An increase of $59.0 million in Other (composed principally of System and Software service revenue) principally associated with one additional quarter of service revenue in 2016 from the April 2015 acquisition of IGT.

Product sales

Product sales in the North America Gaming and Interactive segment in 2016 increased by $76.6 million, or 23.8% compared to 2015. At constant currency, product sales in the North America Gaming and Interactive segment increased by $76.8 million, or 23.9% compared to 2015.

The following table sets forth changes in product sales for 2016 compared to 2015 on a constant currency basis:

	Product Sale Change
($ thousands)	Constant Currency	Foreign Currency	Change

Gaming machine sales	25,575	60	25,635
Non-machine sales	51,198	(210)	50,988
	76,773	(150)	76,623

The principal drivers of the $76.6 million increase in product sales were as follows:

•
 An increase of $25.6 million in Gaming machine sales principally associated with one additional quarter of product sales in 2016 from the April 2015 acquisition of IGT, partially offset by fewer machines shipped in 2016 than 2015; and

•
An increase of $51.2 million in Non-machine sales driven by one additional quarter of product sales in 2016 from the April 2015 acquisition of IGT, along with an increase in product sales associated with several system sales in 2016 compared to 2015.

Segment operating income

Operating income in the North America Gaming and Interactive segment in 2016 increased by $49.9 million ($38.1 million on a constant currency basis) compared to 2015, while segment operating margin decreased modestly from 26.7% in 2015 to 25.1% in 2016, due to the mix of content sold.

The principal driver of the increase in segment operating income was one additional quarter of revenue in 2016 from the April 2015 acquisition of IGT and $11.7 million of favorable foreign exchange impacts.

North America Lottery segment

Revenue in the North America Lottery segment in 2016 increased by $147.9 million, or 14.1% compared to 2015, driven by a $135.6 million increase in service revenue and a $12.3 million increase in product sales. At constant currency, revenue in the North America Lottery segment in 2016 increased by $148.1 million, or 14.2% compared to 2015.

Service revenue

Service revenue in the North America Lottery segment in 2016 increased by $135.6 million, or 13.7% ($135.8 million, or 13.7% at constant currency) compared to 2015.

The following table sets forth changes in service revenue for 2016 compared to 2015, on a constant currency basis:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change

Lottery	71,463	—	71,463
Lottery Management Services	46,389	—	46,389
Machine revenue	15,071	(2)	15,069
Other	2,857	(156)	2,701
	135,780	(158)	135,622

The principal drivers of the $135.6 million increase in service revenue were as follows:

•
An increase in Lottery service revenue of $71.5 million, principally driven by an increase in same store revenue of 9.7%. The 9.7% increase in same store revenues in 2016 resulted in large part from record Powerball sales in the first quarter of 2016;

•
An increase of $46.4 million in Lottery Management Services revenues, primarily related to the $30.6 million in incentive payments the Company received from its contract in New Jersey in 2016, along with the absence of prior year penalties related to minimum profit level guarantees in Illinois ($10.0 million) and Indiana ($8.0 million); and

•	An increase in Machine revenue of $15.1 million, principally associated with one additional quarter of service revenue in 2016 from the April 2015 acquisition of IGT.

Product sales

Product sales in the North America Lottery segment in 2016 increased by $12.3 million, or 23.2% ($12.3 million or 23.2% at constant currency) compared to 2015.

The following table sets forth changes in product sales for 2016 compared to 2015 on a constant currency basis:

	Product Sale Change
($ thousands)	Constant Currency	Foreign Currency	Change

Lottery	13,347	(31)	13,316
Gaming (Non-machine sales)	(1,029)	(4)	(1,033)
	12,318	(35)	12,283

The principal drivers of the $12.3 million increase in product sales were as follows:

•
An increase of $13.3 million in Lottery product sales principally driven by an $8.5 million increase in instant ticket printing sales and a $6.1 million increase in product sales to the Company's customer in California.

Segment operating income

Operating income in the North America Lottery segment in 2016 increased by $117.8 million, or 64.5% ($116.9 million, or 64.0% on a constant currency basis) compared to 2015, while segment operating margin increased from 17.5% in 2015 to 25.2% in 2016.

The increase in segment operating income was principally driven by the increase in service revenue from Lottery and Lottery Management Services both of which benefited from the record Powerball jackpot in the first quarter of 2016.

International segment

Revenue in the International segment in 2016 decreased by $25.8 million, or 3.0% compared to 2015. At constant currency, revenue in the International segment in 2016 increased by $6.9 million, or 0.8%.

Service revenue

Service revenue in the International segment in 2016 increased by $0.7 million, or 0.1% ($32.7 million or 6.4% at constant currency) compared to 2015.

The following table sets forth changes in service revenue for 2016 compared to 2015, on a constant currency basis:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change

Lottery	1,300	(10,976)	(9,676)
Gaming	39,281	(19,107)	20,174
Other	(7,900)	(1,942)	(9,842)
	32,681	(32,025)	656

The principal drivers of the $0.7 million increase in service revenue were as follows:

•	An increase of $39.3 million in Gaming machine service revenue principally associated with one additional quarter of service revenue in 2016 from the April 2015 acquisition of IGT; and

•	A decrease of $32.0 million related to unfavorable foreign exchange impacts.

Product sales

Product sales in the International segment in 2016 decreased by $26.4 million, or 7.7% ($25.7 million, or 7.5% at constant currency) compared to 2015.

The following table sets forth changes in product sales for 2016 compared to 2015, on a constant currency basis:

	Product Sales Change
($ thousands)	Constant Currency	Foreign Currency	Change

Lottery	(43,470)	(358)	(43,828)
Gaming machine	4,385	245	4,630
Other	13,348	(576)	12,772
	(25,737)	(689)	(26,426)

The principal drivers of the $26.4 million decrease in product sales were as follows:

•	A decrease of $43.5 million in Lottery product sales principally related to prior year sales to the Company's customers in South Africa, Portugal and Germany that did not recur;

•
A net increase of $4.4 million in Gaming machine product sales driven by one additional quarter of product sales in 2016 from the April 2015 acquisition of IGT, partially offset by a decrease in Gaming machine sales recognized; and

•	An increase of $13.3 million in Other principally associated with an increase in systems and software sales in 2016 compared to 2015.

Segment operating income

Operating income in the International segment in 2016 decreased by $20.8 million, or 12.6% (a decrease of $2.7 million, or 1.6% on a constant currency basis) compared to 2015, while segment operating margin decreased from 19.3% in 2015 to 17.4% in 2016 due principally to one additional quarter of costs in 2016 from the April 2015 acquisition of IGT.

The decrease in segment operating income was principally driven by unfavorable foreign exchange impacts of $18.6 million along with a decrease in operating income related to the decrease in product sales, partially offset by an increase in operating income from the increase in service revenues.

Italy segment

Service revenues

Service revenues in the Italy segment in 2016 increased by $57.7 million, or 3.4% compared to 2015, driven by a $56.6 million increase in Lotto service revenues. The components of service revenues in the Italy segment in 2016 and 2015 are as follows:

	For the year ended
	December 31,		Change
($ thousands)	2016	2015	$	%

Service revenue
Lotto	550,649	494,048	56,601	11.5
Instant tickets	289,792	293,056	(3,264)	(1.1)
Lottery	840,441	787,104	53,337	6.8
Machine gaming	626,370	626,637	(267)	—
Commercial Services	126,854	126,372	482	0.4
Sports Betting	118,243	112,899	5,344	4.7
Interactive Gaming	47,935	49,162	(1,227)	(2.5)
	1,759,843	1,702,174	57,669	3.4

The following table sets forth changes in service revenue for 2016 compared to 2015, on a constant currency basis:

	Service Revenue Change
	Constant	Foreign
($ thousands)	Currency	Currency	Change

Lotto	56,758	(157)	56,601
Instant tickets	(2,920)	(344)	(3,264)
Lottery	53,838	(501)	53,337
Machine gaming	1,042	(1,309)	(267)
Commercial Services	629	(147)	482
Sports Betting	5,458	(114)	5,344
Interactive Gaming	(1,053)	(174)	(1,227)
	59,914	(2,245)	57,669

The constant currency movements in service revenues for each of the core activities within the Italy segment are discussed below.

Lottery service revenue in the Italy segment increased by $53.3 million, or 6.8% compared to 2015, principally driven by an increase in service revenue from Lotto. The following table sets forth an analysis of Lottery service revenues in the Italy segment:

Lotto

At constant currency, Lotto service revenue in 2016 increased by $56.8 million or 6.8% compared to 2015, due to an increase in 10eLotto wagers and wagers for late numbers as detailed below:

	For the year ended
	December 31,		Change
(€ millions)	2016	2015	Wagers	%

10eLotto wagers	4,716.0	4,287.0	429.0	10.0
Core wagers	2,227.0	2,449.3	(222.3)	(9.1)
Wagers for late numbers	1,150.0	340.3	809.7	237.9
	8,093.0	7,076.6	1,016.4	14.4

Instant tickets

At constant currency, Instant ticket service revenue in 2016 decreased by $2.9 million, or 1.0%, compared to 2015, principally due to a 1.2% decrease in the number of tickets sold which was partially offset by a 0.2% increase in the average price point (the average value of the ticket sold), as detailed below.

	For the year ended
	December 31,		Change
	2016	2015	Amount	%

Total sales (in millions)	€8,935.0	€9,016.4	€(81.4)	(0.9)
Total tickets sold (in millions)	1,765.6	1,787.1	(21.5)	(1.2)
Average price point	€5.06	€5.05	€0.01	0.2

Machine Gaming

At constant currency, Machine Gaming service revenue in 2016 increased by $1.0 million, or 0.2% compared to 2015. Total machine gaming wagers decreased by 1.8% as detailed below. The 1.8% decrease in wagers did not result in a proportional impact on service revenues principally as a result of a decrease in the AWP payout in 2016.

	For the year ended
	December 31,		Change
(€ millions)	2016	2015	Amount	%

VLT wagers	5,460.0	5,432.9	27.1	0.5
AWP wagers	4,188.0	4,387.9	(199.9)	(4.6)
Total wagers	9,648.0	9,820.8	(172.8)	(1.8)

(Installed at the end of December)
VLTs installed (B2C)	11,036	11,115	(79)	(0.7)
VLTs installed (B2B)	8,840	8,291	549	6.6
AWP machines installed	58,937	58,328	609	1.0
Total machines installed	78,813	77,734	1,079	1.4

Total wagers and machines installed correspond to the management of VLTs and AWPs under the Company's concession.

 Commercial Services

At constant currency, Commercial Services service revenue in 2016 increased by $0.6 million, or 0.5% compared to 2015, principally due to an increase in the number of transactions processed.

Sports Betting

At constant currency, Sports Betting service revenue in 2016 increased by $5.5 million, or 4.8% compared to 2015. The increase in service revenue was driven by lower taxes, which offset the lower wagers and higher payout. Sports Betting payout was 83.7% in 2015 and 84.0% in 2016.

	For the year ended
	December 31,		Change
(€ millions)	2016	2015	Wagers	%

Fixed odds sports betting and other wagers	855.0	863.9	(8.9)	(1.0)

Interactive Gaming

At constant currency, Interactive Gaming service revenue in 2016 decreased by $1.1 million, or 2.1% compared to 2015, driven by a 2.4% decrease in interactive game wagers.

	For the year ended
	December 31,		Change
(€ millions)	2016	2015	Wagers	%

Interactive game wagers	1,659.0	1,699.8	(40.8)	(2.4)

Product sales

Product sales in the Italy segment amounted to $1.3 million and $1.9 million in 2016 and 2015, respectively.

Segment operating income

Operating income in the Italy segment in 2016 increased by $30.6 million, or 5.5% compared to 2015, while segment operating margin amounted to 33.2% and 32.6% in 2016 and 2015, respectively. The increase in operating income in the Italy segment in 2016 compared to 2015 was principally driven by the increase in Lotto service revenue, partially offset by a decrease in operating income from Machine Gaming due to higher Stability law taxes, along with prior year VAT credits that did not recur in 2016.

Comparison of the year ended December 31, 2015 and 2014

	For the year ended
	December 31, 2015		December 31, 2014
		% of		% of
($ thousands)	$	Revenue	$	Revenue

Service revenue	3,977,693	84.8	3,489,969	91.5
Product sales	711,363	15.2	322,342	8.5
Total revenue	4,689,056	100.0	3,812,311	100.0

Cost of services	2,417,315	51.6	2,324,043	61.0
Cost of sales	520,343	11.1	190,454	5.0
Selling, general and administrative	795,252	17.0	413,001	10.8
Research and development	277,401	5.9	108,175	2.8
Restructuring expense	76,896	1.6	23,654	0.6
Impairment loss	12,497	0.3	2,597	0.1
Transaction expense, net	49,396	1.1	35,336	0.9
Total operating expenses	4,149,100	88.5	3,097,260	81.2

Operating income	539,956	11.5	715,051	18.8

Interest income	17,681	0.4	4,765	0.1
Other expense, net	(122,295)	(2.6)	(113,593)	(3.0)
Foreign exchange gain (loss), net	5,611	0.1	(3,786)	(0.1)
Interest expense	(457,984)	(9.8)	(262,220)	(6.9)
Total non-operating expenses	(556,987)	(11.9)	(374,834)	(9.8)

(Loss) income before income tax expense	(17,031)	(0.4)	340,217	8.9

Provision for income taxes	38,896	0.8	240,413	6.3

Net (loss) income	(55,927)	(1.2)	99,804	2.6

Less: Net income attributable to non-controlling interests	19,647	0.4	13,642	0.4

Net (loss) income attributable to IGT PLC	(75,574)	(1.6)	86,162	2.3

Service revenue

	For the year ended
	December 31,		Change
($ thousands)	2015	2014	$	%

Operating Segments
North America Gaming and Interactive	780,189	45,575	734,614	> 200.0
North America Lottery	992,684	865,023	127,661	14.8
International	512,004	473,653	38,351	8.1
Italy	1,702,174	2,104,996	(402,822)	(19.1)
	3,987,051	3,489,247	497,804	14.3
Purchase accounting	(9,358)	722	(10,080)	> 200.0
	3,977,693	3,489,969	487,724	14.0

Service revenue in 2015 increased by $487.7 million, or 14.0% compared to 2014. On a constant currency basis, service revenue in 2015 increased by $898.7 million, or 25.8% compared to 2014.

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

Further information on the key performance drivers related to service revenues is provided in the Operating Segment Results section of this report.

Product sales

	For the year ended
	December 31,		Change
($ thousands)	2015	2014	$	%

North America Gaming and Interactive	321,618	86,926	234,692	> 200.0
North America Lottery	52,986	75,074	(22,088)	(29.4)
International	341,070	156,976	184,094	117.3
Italy	1,872	3,366	(1,494)	(44.4)
	717,546	322,342	395,204	122.6
Purchase accounting	(6,183)	—	(6,183)	-
	711,363	322,342	389,021	120.7

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

Product sales in the International segment in 2015 increased by $184.1 million, or 117.3% compared to 2014, principally driven by the IGT acquisition. On a constant currency basis, product sales in the International segment increased by $223.3 million or 142.2%, compared to 2014.

Further information on the key performance drivers related to product sales is provided in the Operating Segment Results section of this report.

Segment operating income

	For the year ended
	December 31,		Change
($ thousands)	2015	2014	$	%

North America Gaming and Interactive	294,256	1,054	293,202	> 200.0
North America Lottery	182,615	74,293	108,322	145.8
International	164,949	156,295	8,654	5.5
Italy	554,937	711,881	(156,944)	(22.0)
	1,196,757	943,523	253,234	26.8
Corporate support	(292,371)	(150,268)	(142,103)	(94.6)
Purchase accounting	(364,430)	(78,204)	(286,226)	> 200.0
	539,956	715,051	(175,095)	(24.5)

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

Operating income in the Italy segment decreased by $156.9 million, or 22.0% compared to 2014, principally driven by unfavorable foreign exchange impacts. On a constant currency basis, operating income in the Italy segment decreased by $30.4 million, or 4.3% compared to 2014.

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

In July 2014, the Company sold its sports and events ticketing business (“LisTicket”) to the international operator TicketOne, CTS Eventim Group for €13.9 million ($18.6 million) and recorded a gain on the sale of €5.7 million ($8.6 million).

Other expense, net

The components of other expense, net are as follows:

	For the year ended
	December 31,		Change
($ thousands)	2015	2014	$	%

Tender premium	—	(88,628)	(88,628)	(100.0)
Unamortized debt issuance cost	—	(3,182)	(3,182)	(100.0)
Swap gain	—	10,103	10,103	(100.0)
5.375% Senior Notes due 2016	—	(81,707)	(81,707)	(100.0)

Unamortized debt issuance cost	(34,526)	(17,023)	17,503	102.8
Fees	(3,640)	—	3,640	-
Bridge Facility	(38,166)	(17,023)	21,143	124.2

Tender premium	(73,376)	—	73,376	-
Unamortized debt issuance cost	(4,295)	—	4,295	-
Fees	(2,040)	—	2,040	-
Capital Securities	(79,711)	—	79,711	-

Unamortized debt issuance cost - Term loan facility and Revolver B	—	(3,542)	(3,542)	(100.0)
Debt modification - 6.625% and 4.750% Senior Secured Notes due 2018 and 2020	—	(3,931)	(3,931)	(100.0)
Total debt related	(117,877)	(106,203)	11,674	11.0

Other	(4,418)	(7,390)	(2,972)	(40.2)
	(122,295)	(113,593)	8,702	7.7

Other expense for 2015 and 2014 was principally driven by certain refinancing activities related to the acquisition of IGT.

Interest expense

	For the year ended
	December 31,		Change
($ thousands)	2015	2014	$	%

Senior Secured Notes	(345,592)	(107,667)	237,925	221.0
Revolving Credit Facilities	(47,789)	(14,954)	32,835	219.6
Bridge Facility	(23,717)	(47,577)	(23,860)	(50.2)
Term Loan Facilities	(15,537)	—	15,537	-
Capital Securities due 2066	(8,550)	(85,250)	(76,700)	(90.0)
Other	(16,799)	(6,772)	10,027	148.1
	(457,984)	(262,220)	195,764	74.7

Interest expense in 2015 increased by $195.8 million, or 74.7% compared to 2014, driven by the higher level of debt in 2015 related to the acquisition of IGT.

Provision for income taxes

	For the year ended
	December 31,
($ thousands, except percentages)	2015	2014

Provision for income taxes	38,896	240,413
(Loss) income before provision for income taxes	(17,031)	340,217
Effective income tax rate	(228.4)%	70.7%

The Company's effective income tax rate in 2015 was (228.4)%, compared to an effective income tax rate of 70.7% in 2014. The principal drivers of the change were costs associated with the IGT acquisition in 2015 that were either non-deductible for tax purposes or deductible at rates lower than the Company's global blended statutory tax rate.

Operating Segment Results

The following section sets forth an overview of revenue and operating income by operating segment.

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

The following table sets forth changes in service revenue for 2015 compared to 2014, on a constant currency basis:

	Service Revenue Change
($ thousands)	IGT Acquisition	Constant Currency	Foreign Currency	Change

Machine revenue	389,304	7,265	(2,109)	394,460
Social Gaming	239,079	—	(2,723)	236,356
Other	109,107	(4,881)	(428)	103,798
	737,490	2,384	(5,260)	734,614

The principal drivers of the $734.6 million increase in service revenue were as follows:

•	An increase of $737.5 million associated with the acquisition of IGT;

•	An increase of $7.3 million in Machine revenue associated with increased machine placements in North America; and

•	A decrease of $5.3 million related to unfavorable foreign exchange impacts.

Product sales

Product sales in the North America Gaming and Interactive segment in 2015 increased by $234.7 million ($246.8 million at constant currency) compared to 2014.

The following table sets forth changes in product sales for 2015 compared to 2014 on a constant currency basis:

		Product Sale Change
($ thousands)	IGT Acquisition	Constant Currency	Foreign Currency	Change

Gaming machine sales	179,270	(22,290)	(8,736)	148,244
Non-machine sales	90,655	(884)	(3,323)	86,448
	269,925	(23,174)	(12,059)	234,692

The principal drivers of the $234.7 million increase in product sales were as follows:

•	An increase of $269.9 million associated with the acquisition of IGT;

•	A decrease of $22.3 million in Gaming machine sales; and

•	A decrease of $12.1 million related to unfavorable foreign exchange impacts.

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

The following table sets forth changes in service revenue for 2015 compared to 2014, on a constant currency basis:

	Service Revenue Change
($ thousands)	IGT Acquisition	Constant Currency	Foreign Currency	Change

Machine revenue	56,085	(2,721)	(8)	53,356
Lottery	—	39,249	(24)	39,225
Lottery Management Services	—	25,183	—	25,183
Other	4,326	9,301	(3,730)	9,897
	60,411	71,012	(3,762)	127,661

The principal drivers of the $127.7 million increase in service revenue were as follows:

•	An increase of $60.4 million associated with the acquisition of IGT;

•	An increase in Lottery service revenue of $39.2 million principally driven by an increase of $40.4 million in same store revenue;

•
An increase of $25.2 million in Lottery Management Services revenues, related to a decrease in minimum profit level penalties, partially offset by a decrease in pass-through revenues both principally associated with the Company's contract in Illinois; and

•	A decrease of $3.8 million related to unfavorable foreign exchange impacts.

Product sales

Product sales in the North America Lottery segment in 2015 decreased by $22.1 million, or 29.4% ($20.9 million, or 27.8% at constant currency) compared to 2014.

The following table sets forth changes in product sales for 2015, compared to 2014 on a constant currency basis:

	Product Sales Change
($ thousands)	IGT Acquisition	Constant Currency	Foreign Currency	Change

Lottery	—	(14,205)	(1,145)	(15,350)
Gaming (Non-machine sales)	20	(6,721)	(37)	(6,738)
	20	(20,926)	(1,182)	(22,088)

The principal drivers of the $22.1 million decrease in product sales were as follows:

•	A decrease of $14.2 million in Lottery product sales principally related to a decrease in sales to three U.S. customers;

•	A decrease of $6.7 million in Gaming machine system sales principally related to the winding down of the Canadian replacement cycle; and

•	A decrease of $1.2 million related to unfavorable foreign exchange impacts.

Segment operating income

Operating income in the North America Lottery segment in 2015 increased by $108.3 million, or 145.8% ($109.3 million, or 147.1% on a constant currency basis) compared to 2014, while segment operating margin increased from 7.9% in 2014 to 17.5% in 2015.

The increase in segment operating income was principally driven by:

•	An increase of $48.0 million associated with the acquisition of IGT;

•	An increase of $46.6 million associated with the decrease in minimum profit level penalties;

•	An increase of $37.3 million related to the increase in same store service revenue; and

•	A decrease of $7.5 million related to the decrease in product sales.

International segment

Revenue in the International segment in 2015 increased by $222.4 million, or 35.3% compared to 2014, driven by a $184.1 million increase in product sales and a $38.4 million increase in service revenue. At constant currency, revenue in the International segment in 2015 increased by $332.5 million, or 52.7%.

Service revenue

Service revenue in the International segment in 2015 increased by $38.4 million, or 8.1% (an increase of $109.2 million or 23.1% at constant currency) compared to 2014.

The following table sets forth changes in service revenue for 2015 compared to 2014, on a constant currency basis:

	Service Revenue Change
($ thousands)	IGT Acquisition	Constant Currency	Foreign Currency	Change

Lottery	—	(11,481)	(32,052)	(43,533)
Gaming	118,906	(291)	(23,620)	94,995
Other	—	2,097	(15,208)	(13,111)
	118,906	(9,675)	(70,880)	38,351

The principal drivers of the $38.4 million increase in service revenue were as follows:

•	An increase of $118.9 million associated with the acquisition of IGT;

•	A decrease in Lottery service revenue of $11.5 million principally driven by the loss of the Ireland contract; and

•	A decrease of $70.9 million related to unfavorable foreign exchange impacts.

Product sales

Product sales in the International segment in 2015 increased by $184.1 million, or 117.3% ($223.3 million, or 142.2% at constant currency) compared to 2014.

The following table sets forth changes in product sales for 2015 compared to 2014, on a constant currency basis:

	Product Sales Change
($ thousands)	IGT Acquisitions	Constant Currency	Foreign Currency	Change

Lottery	—	26,091	(7,930)	18,161
Gaming machine	137,834	14,276	(21,294)	130,816
Other	59,320	(14,268)	(9,935)	35,117
	197,154	26,099	(39,159)	184,094

The principal drivers of the $184.1 million increase in product sales were as follows:

•	An increase of $197.2 million associated with the acquisition of IGT;

•	An increase in Lottery sales of $26.1 million principally due to a new contract in South Africa; and

•	A decrease of $39.2 million related to unfavorable foreign exchange impacts.

Segment operating income

Operating income in the International segment in 2015 increased by $8.7 million, or 5.5% ($48.5 million, or 31.0% on a constant currency basis) compared to 2014, while segment operating margin decreased from 24.8% in 2014 to 19.3% in 2015.

The increase in segment operating income was principally driven by:

•	An increase of $48.5 million associated with the acquisition of IGT; and

•	A decrease of $39.9 million related to unfavorable foreign exchange impacts.

Italy segment

Service revenues

Service revenue in the Italy segment in 2015 decreased by $402.8 million, or 19.1% compared to 2014, driven by fluctuation in the euro/U.S. dollar exchange rate and to a lesser extent a decrease in sports betting and commercial services revenue. The components of service revenues in the Italy segment in 2015 and 2014 are as follows:

	For the year ended
	December 31,		Change
($ thousands)	2015	2014	$	%

Service revenue
Lotto	494,048	561,109	(67,061)	(12.0)
Instant tickets	293,056	371,204	(78,148)	(21.1)
Lottery	787,104	932,313	(145,209)	(15.6)
Machine Gaming	626,637	752,509	(125,872)	(16.7)
Sports Betting	126,372	169,009	(42,637)	(25.2)
Commercial Services	112,899	187,093	(74,194)	(39.7)
Interactive Gaming	49,162	64,072	(14,910)	(23.3)
	1,702,174	2,104,996	(402,822)	(19.1)

The following table sets forth changes in service revenue for 2015 compared to 2014, on a constant currency basis:

	Service Revenue Change
	Constant	Foreign
($ thousands)	Currency	Currency	Change

Lotto	30,191	(97,252)	(67,061)
Instant tickets	(21,115)	(57,033)	(78,148)
Lottery	9,076	(154,285)	(145,209)
Machine Gaming	(5,869)	(120,003)	(125,872)
Commercial Services	(18,017)	(24,620)	(42,637)
Sports Betting	(51,630)	(22,564)	(74,194)
Interactive Gaming	(5,333)	(9,577)	(14,910)
	(71,773)	(331,049)	(402,822)

The constant currency movements in service revenues for each of the core activities within the Italy segment are discussed below.

Lottery service revenue in the Italy segment decreased by $145.2 million, or 15.6% compared to 2014, principally driven by fluctuation in the euro/U.S. dollar exchange rate and a decrease in service revenue from instant tickets, partially offset by an increase in service revenue from Lotto. The following table sets forth an analysis of Lottery service revenues in the Italy segment:

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

Instant tickets

At constant currency, Instant ticket service revenue in 2015 decreased by $21.1 million, or 5.7%, compared to 2014, principally due to a 6.1% decrease in the number of tickets sold which was partially offset by a 2.2% increase in the average price point (the average value of the ticket sold), as detailed below.

	For the year ended
	December 31,		Change
	2015	2014	Amount	%

Total sales (in millions)	€9,016.4	€9,403.3	€(386.9)	(4.1)
Total tickets sold (in millions)	1,787.1	1,902.9	(115.8)	(6.1)
Average price point	€5.05	€4.94	€0.11	2.2

Machine Gaming

At constant currency, Machine Gaming service revenue in 2015 decreased by $5.9 million, or 0.8% compared to 2014, primarily due to a 2.9% decrease in wagers as detailed below. The decrease in wagers was driven by a 3.0% decrease in VLT wagers and a 2.7% decrease in AWP wagers. The 2.9% decrease in wagers did not result in a proportional impact on service revenues due to the increase in AWP wagers as a percentage of overall wagers, and a resulting change in the mix. In particular, due to the nature of the product, a higher proportion of AWP wagers are converted into revenue. In 2015, AWP wagers represented 44.7% of total wagers compared to 44.6% in 2014. This change in mix had a positive impact on service revenues.

	For the year ended
	December 31,		Change
(€ millions)	2015	2014	Amount	%

VLT wagers	5,432.9	5,599.9	(167.0)	(3.0)
AWP wagers	4,387.9	4,510.9	(123.0)	(2.7)
Total wagers	9,820.8	10,110.8	(290.0)	(2.9)

(Installed at the end of December)
VLTs installed (B2C)	11,115	10,956	159	1.5
VLTs installed (B2B)	8,291	8,392	(101)	(1.2)
AWP machines installed	58,328	65,316	(6,988)	(10.7)
Total machines installed	77,734	84,664	(6,930)	(8.2)

Total wagers and machines installed correspond to the management of VLTs and AWPs under the Company's concession.

Commercial Services

At constant currency, Commercial Services service revenue in 2015 decreased by $18.0 million, or 10.7%, compared to 2014, principally due to a decrease in the number of transactions processed.

Sports Betting

At constant currency, Sports Betting service revenue in 2015 decreased by $51.6 million, or 27.6% compared to 2014, due to an increase in the payout percentage (83.7% in 2015; 80.2% in 2014) and a 3.3% decrease in wagers (as detailed below).

	For the year ended
	December 31,		Change
(€ millions)	2015	2014	Wagers	%

Fixed odds sports betting and other wagers	863.9	893.3	(29.4)	(3.3)

Interactive Gaming

At constant currency, Interactive Gaming service revenue in 2015 decreased by $5.3 million, or 8.3%, compared to 2014, driven by a 6.2% decrease in game wagers principally resulting from a decrease in poker wagers.

	For the year ended
	December 31,		Change
(€ millions)	2015	2014	Wagers	%

Interactive game wagers	1,699.8	1,812.2	(112.4)	(6.2)

Product sales

Product sales in the Italy segment amounted to $1.9 million and $3.4 million in 2015 and 2014, respectively.

Segment operating income

Operating income in the Italy segment in 2015 decreased by $156.9 million, or 22.0% compared to 2014, while segment operating margin amounted to 32.6% and 33.8% in 2015 and 2014, respectively, principally driven by:

•	A decrease of $126.5 million related to unfavorable foreign exchange impacts;

•	A decrease of $37.4 million associated with the 27.6% reduction in Sports Betting service revenue;

•	A decrease of $28.0 million principally associated with the stability law impact on Machine Gaming service revenues; and

•	An increase of $40.8 million associated with Lotto due to an increase in wagers and cost optimization.

B.                                    Liquidity and Capital Resources

The Company's business is capital intensive, and therefore, requires liquidity in order to meet its obligations and fund growth. Historically, the Company's primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities. In addition to general working capital and operational needs, the Company's liquidity requirements arise primarily from its need to meet debt service requirements and to fund capital expenditures. The Company also requires liquidity to fund any acquisitions and associated costs. The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity requirements.

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and working capital requirements in the ordinary course of business for at least the next 12 months.

The cash management, funding of operations and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At December 31, 2016 and 2015, the Company's total available liquidity was as follows:

	December 31,
($ thousands)	2016	2015

Revolving Credit Facilities	2,367,151	2,087,655
Cash and cash equivalents	294,094	627,484
Total Liquidity	2,661,245	2,715,139

The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company's liquidity or capital resources. At December 31, 2016, the borrowers under the Revolving Credit facilities were in compliance with all covenants.

The following table summarizes the Company's cash balances by currency:

	December 31, 2016		December 31, 2015
($ thousands)	$	%	$	%

euros	109,057	37.1	162,847	26.0
U.S. dollars	89,189	30.3	288,502	46.0
Other currencies	95,848	32.6	176,135	28.1
Total Cash	294,094	100.0	627,484	100.0

The Company holds insignificant amounts of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on the Company's review of such transfer restrictions and the cash balances held in such territories, it does not believe such transfer restrictions have an adverse impact on its ability to meet liquidity requirements at the dates represented above.

To further support the Company's liquidity requirements, in 2016 and 2015 it sold various assets principally composed of jackpot annuity investments in 2016 and 2015, and its Las Vegas campus in 2015, totaling $185.7 million and $230.6 million, respectively. In addition, the Company is party to two agreements with major European financial institutions to sell certain accounts receivable on a non-recourse basis, related to the Italy segment. The agreements have a three- and five-year duration, respectively, and are subject to early termination by either party. The aggregate amount of outstanding accounts receivables is limited to a maximum amount of €300 million and €150 million for Scratch & Win and Commercial Services, respectively. At December 31, 2016 and 2015, the following receivables had been sold:

	December 31, 2016		December 31, 2015
(in thousands)	euro	$	euro	$

Scratch & Win	144,625	152,449	179,904	195,862
Commercial services	59,334	62,544	60,265	65,611
	203,959	214,993	240,169	261,473

At December 31, 2016, $29.2 million of certain outstanding customer financing receivables were sold on a non-recourse basis.

On March 29, 2017, the Company sold its Reno, Nevada campus for proceeds of $156.0 million and entered into an operating lease agreement with the new owners for a term of 15.5 years with optional renewals.

Summary Statements of Cash Flows

The following table summarizes the statements of cash flows. A complete statement of cash flows is provided in the Consolidated Financial Statements included herein.

	For the year ended December 31,
($ thousands)	2016	2015	2014

Cash flows before changes in operating assets and liabilities	1,244,911	1,039,464	890,659
Changes in operating assets and liabilities, net of acquisition	(283,024)	(253,467)	175,251
Net cash flows provided by operating activities	961,887	785,997	1,065,910

Upfront payments to customers	(665,260)	—	—
Capital expenditures	(557,238)	(402,634)	(335,220)
Acquisition of IGT, net of cash acquired	—	(3,241,415)	—
Other investing activities, net	225,958	282,526	15,095
Net cash flows used in investing activities	(996,540)	(3,361,523)	(320,125)

Principal payments on long-term debt	(357,513)	(2,714,867)	(1,295,575)
Dividends paid	(161,179)	(209,589)	(177,608)
Return of capital - non-controlling interests	(35,407)	(30,568)	(74,441)
Dividends paid - non-controlling interests	(32,717)	(29,156)	(45,561)
Debt issuance costs paid	(10,825)	(84,859)	(23,542)
Payments for accelerated stock awards	(3,489)	(14,867)	—
Proceeds from stock options	12,699	10,672	4,641
Net receipts from (payments of) financial liabilities	30,595	(21,539)	58,911
Capital increase - non-controlling interests	40,771	9,049	7,789
Capital increase - redeemable non-controlling interests	215,684	—	—
Payments in connection with note consents	—	(29,022)	(6,773)
Payments on bridge facility	—	(51,409)	(63,999)
Payments in connection with the early extinguishment of debt	—	(79,526)	(88,628)
Payments to withdrawing shareholders	—	(407,759)	—
Proceeds from interest rate swaps	—	67,773	15,294
Proceeds from issuance of long-term debt	—	6,521,991	897,115
Treasury stock purchases	—	—	(53,160)
Acquisition of non-controlling interests	—	—	(99,726)
Other	(10,758)	(16,158)	(13,671)
Net cash flows (used in) provided by financing activities	(312,139)	2,920,166	(958,934)
Net cash flows	(346,792)	344,640	(213,149)

The amounts presented above for net cash provided by operating activities decreased by $23.5 million and net cash flows used in investing activities decreased by $23.5 million compared to the amounts disclosed in the Company's Form 6-K filed on March 9, 2017, due to the change in classification of certain restricted cash.

Analysis of Cash Flows

Net Cash Flows From Operating Activities

During 2016, the Company generated $961.9 million of net cash flows from operating activities, an increase of $175.9 million compared to the same period in 2015, principally due to the increase in net income, excluding non-cash foreign exchange gains, in 2016 compared to 2015.

During 2015, the Company generated $786.0 million of net cash flows from operating activities, a decrease of $279.9 million compared to the same period in 2014, principally due to the payment of transaction costs and pre-acquisition liabilities related to the acquisition of IGT, along with an increase in interest payments on debt incurred to finance the acquisition of IGT.

Net Cash Flows Used In Investing Activities

During 2016, 2015, and 2014, the Company used $996.5 million, $3.362 billion, and $320.1 million, respectively, of net cash flows in investing activities.

Investing activities for 2016

•	Upfront payments of $665.3 million to the Company's customer in Italy related to the new lotto concession;

•	The Company invested $557.2 million in capital expenditures, further details of which follow; and

•	The Company received $185.8 million, net from the sale of various assets including certain jackpot annuities and other assets.

Investing activities for 2015

•	The Company invested $3.241 billion to acquire IGT;

•	The Company invested $402.6 million in capital expenditures, further details of which follow; and

•	The Company received $230.6 million, net from the sale of various assets including its Las Vegas campus, certain jackpot annuities, and other assets.

Investing activities for 2014

•	The Company invested $335.2 million in capital expenditures, further details of which follow.

Net cash flows used in Financing Activities

During 2016, 2015, and 2014, net cash flows (used in) provided by financing activities were $(312.1) million, $2.920 billion, and $(958.9) million, respectively.

Financing activities for 2016

•	The Company made principal payments on long-term debt of $357.5 million;

•	The Company paid dividends of $161.2 million to shareholders;

•	The Company paid $32.7 million of dividends and returned $35.4 million of capital to non-controlling shareholders; and

•
The Company received $40.8 million and $215.7 million in capital contributions from non-controlling interests and redeemable non-controlling interests, respectively, principally related to the new Lotto concession in Italy.

Financing activities for 2015

•	The Company borrowed $6.522 billion in connection with the acquisition of IGT;

•	The Company paid $29.2 million of dividends and returned $30.6 million of capital to non-controlling shareholders;

•	The Company paid $51.4 million in fees related to its 364-day senior bridge term loan credit facility it entered into in July 2014 in connection with its planned acquisition of IGT;

•	The Company paid a tender premium and fees totaling $79.5 million in connection with the redemption of a portion of the Capital Securities;

•	The Company paid $84.9 million in debt issuance costs in connection with Senior Unsecured Notes issued in connection with the acquisition of IGT;

•	The Company paid dividends of $209.6 million to shareholders;

•	The Company made payments to withdrawing shareholders of $407.8 million; and

•	The Company made principal payments on long-term debt of $2.715 billion, principally composed of the following:

•	Early redemption of $796.4 million of Capital Securities;

•	Net payments of $716.7 million on Revolving Credit Facilities;

•	Payment of $585.0 million on a pre-IGT acquisition revolving credit facility;

•	Early redemption of $439.0 million of 5.350% Senior Secured Notes due October 2023; and

•	Early redemption of $175.9 million of 5.50% Senior Secured Notes due June 2020.

Financing activities for 2014

•
The Company made net payments on long-term debt of $398.5 million. In November 2014, the Company entered into a senior facilities agreement (“RCF Senior Facilities Agreement”) with a syndicate of financial institutions that, as amended, provided for a $1.8 billion multicurrency revolving credit facility for the Parent, IGT and IGT Global Solutions Corporation and a €1,050 million multicurrency revolving credit facility for the Parent and Lottomatica Holding S.r.l. (collectively the “Revolving Credit Facilities”). With proceeds from the Revolving Credit Facilities, the Company repaid outstanding amounts due under its prior senior facilities agreement and the redemption price of the 5.375% Senior Notes due 2016, in November 2014 and December 2014, respectively;

•	The Company paid dividends of $177.6 million (€130.5 million; €0.75 per share) to shareholders for calendar 2013 results;

•	In connection with the redemption of the 5.375% Senior Notes due 2016, the Company paid a $88.6 million tender premium to note holders;

•
In March 2014, the Company acquired from UniCredit S.p.A. (“UniCredit”), through the exercise of a call option, the entire 12.5% interest held by UniCredit in SW Holding S.p.A. (“SW”) for cash consideration of $99.7 million, including transaction costs. In 2010, through its investment in SW, UniCredit had made an indirect equity investment in Lotterie Nazionali S.r.l. (“LN”), a majority-owned subsidiary of the Company that holds an instant ticket concession license in Italy. The Company’s direct and indirect ownership in LN increased from 51.5% to 64% as a result of the buyout of UniCredit’s interest;

•	The Company returned $74.4 million of capital and paid $45.6 million of dividends to non-controlling shareholders;

•	The Company paid $64.0 million of fees related to its 364-day senior bridge term loan credit facility it entered into in July 2014 in connection with the acquisition of IGT; and

•	The Company paid $53.2 million to purchase 2,183,503 shares of its Company’s stock.

Capital Expenditures

Capital expenditures are principally composed of:

•	upfront payments to customers;

•	systems, equipment and other assets related to contracts;

•	property, plant and equipment;

•	intangible assets; and

•	investments in associates.

Capital expenditures are composed of the following line items in the summary statements of cash flows:

	For the year ended December 31,
($ thousands)	2016	2015	2014

Upfront payments to customers	(665,260)	—	—
Capital expenditures	(557,238)	(402,634)	(335,220)
	(1,222,498)	(402,634)	(335,220)

The table below details total capital expenditures by operating segment:

	For the year ended December 31,
($ thousands)	2016	2015	2014

Operating Segments
North America Gaming and Interactive	(154,627)	(92,673)	(32,065)
North America Lottery	(153,606)	(141,514)	(111,325)
International	(97,957)	(94,643)	(69,587)
Italy	(811,114)	(62,186)	(118,749)
	(1,217,304)	(391,016)	(331,726)
Corporate Support	(5,194)	(11,618)	(3,494)
	(1,222,498)	(402,634)	(335,220)

North America Gaming and Interactive

Capital expenditures for 2016 of $154.6 million principally consist of:

•	Investments in systems, equipment and other assets related to North America contracts of $106.8 million;

•	Investments in property, plant and equipment of $25.5 million; and

•	Investments in intangible assets of $22.3 million related to interactive offerings.

Capital expenditures for 2015 of $92.7 million principally consist of:

•	Investments in systems, equipment and other assets related to North America contracts of $74.4 million;

•	Investments in property, plant and equipment of $8.4 million; and

•	Investments in intangible assets of $9.8 million related to interactive offerings.

Capital expenditures for 2014 of $32.1 million principally consist of:

•	Investments in systems, equipment and other assets related to North America contracts of $20.0 million;

•	Investments in property, plant and equipment of $5.4 million; and

•	Investments in intangible assets of $6.6 million related to interactive offerings.

North America Lottery

Capital expenditures for 2016 of $153.6 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts of $140.3 million, including systems and equipment deployed in North Carolina, Washington, Wisconsin and Indiana; and

•	The July 2016 acquisition of Hudson Alley Software, Inc., a provider of lottery sales force automation and lottery retailer engagement applications, of $4.9 million.

Capital expenditures for 2015 of $141.5 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts of $86.9 million, including systems and equipment deployed in Missouri, Minnesota and Tennessee; and

•	Investment in Lottery Management Services agreements in Indiana and New Jersey totaling $33.7 million.

Capital expenditures for 2014 of $111.3 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts of $108.5 million including systems and equipment deployed in Colorado, Tennessee, New Jersey, Ontario, Texas and Florida.

International

Capital expenditures for 2016 of $98.0 million principally consist of:

•	Investment in systems, equipment and other assets related to contracts of $90.5 million including systems and equipment deployed in Belgium, Argentina, Colombia, Africa and Mexico.

Capital expenditures for 2015 of $94.6 million principally consist of:

•	Investment in systems, equipment and other assets related to contracts of $86.9 million including systems and equipment deployed in Mexico, Greece, Colombia, the Czech Republic and Jamaica.

Capital expenditures for 2014 of $69.6 million principally consist of:

•
Investments in systems, equipment and other assets related to contracts of $43.7 million including systems and equipment deployed in Trinidad and Tobago, the United Kingdom, Greece, Colombia and Poland; and

•	The May 2014 acquisition of Probability Plc, a mobile gaming solutions company, of which $24.2 million of the $28.5 million purchase price was allocated to the International segment.

Italy

Capital expenditures for 2016 of $811.1 million principally consist of:

•	Upfront payments of $665.3 million to the Company's customer in Italy related to the new lotto concession;

•	Investments in systems, equipment and other assets related to contracts of $91.8 million principally for Machine Gaming and Lotto;

•	Investments in intangible assets of $46.1 million principally related to software, customer contracts and concessions and licenses; and

•	Acquisitions of $7.9 million.

Capital expenditures for 2015 of $62.2 million principally consist of:

•	Investments in intangible assets of $28.1 million principally related to software, and concessions and licenses;

•	Investments in systems, equipment and other assets related to contracts of $22.4 million principally for Machine Gaming, Lotto and Sports Betting; and

•	Acquisitions of $9.8 million.

Capital expenditures for 2014 of $118.7 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts of $78.9 million principally related to the expansion of systems in Machine Gaming, Sports Betting and Lotto;

•	Investments in intangible assets of $25.3 million principally related to software and concessions and licenses; and

•	The May 2014 acquisition of Probability Plc, a mobile gaming solutions company, of which $4.3 million of the purchase price of $28.5 million was allocated to the Italy segment.

C.                         Research and Development, Patents and Licenses, etc.

Research and development (“R&D”) costs incurred prior to technological feasibility are expensed as incurred. R&D costs include salaries and benefits, stock-based compensation, consultants, facilities related costs, material costs, depreciation and travel.

Costs incurred in the development of the Company’s externally-sold software products are expensed as incurred, except certain software development costs eligible for capitalization. Material software development costs incurred subsequent to establishing technological feasibility and through the general release of the software products are capitalized. Technological feasibility is demonstrated by the completion of a detailed program design or working model, if no program design is completed. Capitalized costs are amortized to cost of product sales over the products’ estimated economic life.

Costs incurred in the development of software to be used only for services provided to customers are capitalized as internal-use software and amortized over the useful life to cost of services. Costs incurred in the development of software to be used only for internal use are capitalized as internal-use software and amortized over the useful life to selling, general and administrative expenses. Certain eligible costs incurred specific to customer contracts are deferred and amortized over the contracts’ estimated economic life as cost of services or product sales.

The Company devotes substantial resources on R&D and incurred $343.5 million, $277.4 million and $108.2 million of related expenses in 2016, 2015 and 2014, respectively.

D.                         Trend Information

See “Item 5. Operating and Financial Review — A. Operating Results” and “Item 5. Operating and Financial Review — B. Liquidity and Capital Resources.”

E.                         Off-Balance Sheet Arrangements

The Company has the following off-balance sheet arrangements:

Performance and other bonds

In connection with certain contracts and procurements, the Company has been required to deliver performance bonds for the benefit of customers and bid and litigation bonds for the benefit of potential customers, respectively. These bonds, on which customers and potential customers have never made a claim, give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include the Company’s failure to perform its obligations under the applicable contract. In 2016, after selling the substantial majority of the Company's jackpot investments, the Company entered into Wide Area Progressive Bonds in order to secure those obligations. The following table provides information related to potential commitments for bonds outstanding at December 31, 2016:

($ thousands)	Total bonds

Performance bonds	352,479
Wide Area Progressive bonds	285,986
Litigation bonds	31,013
All other bonds	6,950
676,428

Loxley GTECH Technology Co., LTD guarantee

The Company has a 49% interest in Loxley GTECH Technology Co., LTD (“LGT”), which is accounted for as an asset held for sale with a minimal value. LGT is a joint venture that was formed to provide an online lottery system in Thailand.

The Company has guaranteed, along with the 51% shareholder in LGT, performance bonds provided to LGT by an unrelated commercial lender. The performance bonds relate to LGT’s performance under the July 2005 contract between the Government Lottery Office of Thailand and LGT should such contract become operational. The Company is jointly and severally liable with the other shareholder in LGT for this guarantee. There is no scheduled termination date for the Company’s guarantee obligation. At December 31, 2016, the maximum liability under the guarantee was Baht 375 million ($10.5 million), and the Company does not have any obligation related to this guarantee because the July 2005 contract to provide the online lottery system is not in operation due to continuing political instability in Thailand.

Commonwealth of Pennsylvania indemnification

The Company will indemnify the Commonwealth of Pennsylvania and any related state agencies for claims made relating to the state’s approval of IGT Global Solutions Corporation’s manufacturer’s license in the Commonwealth of Pennsylvania.

F.             Tabular Disclosure of Contractual Obligations

The following table summarizes payments due under the Company's significant contractual commitments at December 31, 2016:

	Payments by calendar year
Description	2017	2018	2019	2020	2021	2022 and thereafter	Total

6.250% Senior Secured Notes due 2022	—	—	—	—	—	1,500,000	1,500,000
6.500% Senior Secured Notes due 2025	—	—	—	—	—	1,100,000	1,100,000
4.750% Senior Secured Notes due 2023	—	—	—	—	—	895,985	895,985
4.125% Senior Secured Notes due 2020	—	—	—	737,870	—	—	737,870
5.625% Senior Secured Notes due 2020	—	—	—	600,000	—	—	600,000
7.500% Senior Secured Notes due 2019	—	—	500,000	—	—	—	500,000
6.625% Senior Secured Notes due 2018	—	527,050	—	—	—	—	527,050
4.750% Senior Secured Notes due 2020	—	—	—	527,050	—	—	527,050
5.500% Senior Secured Notes due 2020	—	—	—	124,143	—	—	124,143
5.350% Senior Secured Notes due 2023	—	—	—	—	—	60,567	60,567
Senior Secured Notes	—	527,050	500,000	1,989,063	—	3,556,552	6,572,665

Term Loan Facilities due 2019	—	—	843,280	—	—	—	843,280
Revolving Credit Facilities due 2021	—	—	—	—	540,820	—	540,820
Other	77	—	—	—	—	—	77
Total Debt (1)	77	527,050	1,343,280	1,989,063	540,820	3,556,552	7,956,842

Capital Leases (2)	13,707	7,187	6,848	6,014	5,295	9,294	48,345
Operating leases (3)	65,271	55,454	49,186	34,093	28,937	112,889	345,830
Total	79,055	589,691	1,399,314	2,029,170	575,052	3,678,735	8,351,017

_________________________________________________________________

1.
Amounts presented relate to the principal amount of Long-term debt and exclude the related interest expense that will be paid when due, fair value adjustments, discounts, premiums and debt issuance costs.

2.
Capital leases consist principally of the Company's operating facility in Providence, Rhode Island and communications equipment and point of sale equipment used in its business. The amounts presented include the interest component of the payments to the counterparties.

3.
Operating lease obligations principally relate to leases for facilities and equipment used in the Company's business. The amounts reported above include the minimum rental and payment commitments due under such leases.

G.                        Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This annual report includes forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to):

•
the possibility that the sale of DoubleDown, as described in Note 26. “Subsequent Events” hereof (the “DDI Transaction”), may not be consummated in a timely manner or at all, including as a result of a failure to satisfy a condition to closing (including regulatory approvals);

•	the possibility that there may be an adverse effect or disruption from the DDI Transaction that negatively impacts the Company’s remaining businesses;

•	the possibility that the anticipated benefits of the DDI Transaction or the strategic partnership with DoubleU Games may not be realized as presently contemplated or at all;

•	the costs and charges related to the DDI Transaction being greater than anticipated;

•	the possibility that the Parent will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated;
•    the possibility that the Parent may not obtain its anticipated financial results in one or more future periods;
•    reductions in customer spending;
•    a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise;
•    unanticipated changes relating to competitive factors in the industries in which the Company operates;
•    the Company’s ability to hire and retain key personnel;
•    the Company’s ability to attract new customers and retain existing customers in the manner anticipated;
•    reliance on and integration of information technology systems;
•    changes in legislation or governmental regulations affecting the Company;
•    international, national, or local economic, social or political conditions that could adversely affect the Company or its customers;
•    conditions in the credit markets; risks associated with assumptions the Company makes in connection with its critical accounting estimates;
•    the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and
•    and the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in “Item 3. Key Information—D. Risk Factors” and other documents filed by the Parent from time to time with the SEC. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. Nothing in this annual report is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of the Parent for the current or any future financial years will necessarily match or exceed the historical published earnings per share of the Parent, as applicable. All forward-looking statements contained in this annual report are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to the Parent, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Item 6.                 Directors, Senior Management and Employees

A.            Directors and Senior Management

The Board currently consists of 13 directors, 12 of whom were elected upon effectiveness of the Mergers on April 7, 2015.  Heather J. McGregor was appointed to the Board effective March 8, 2017. Eight of the current directors were determined by the Board to be independent under the listing standards and rules of the NYSE, as required by the Articles.  For a director to be independent under the listing standards of the NYSE, the Board must affirmatively determine that the director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company).  The Board has made an affirmative determination that the members of the Board so designated in the table below meet the standards for “independence” set forth in the Parent's Corporate Governance Guidelines and applicable NYSE rules.  The Articles require that for as long as the Parent’s ordinary shares are listed on the NYSE, the Parent will comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Parent is a foreign private issuer.

At April 10, 2017, the Parent's directors and certain senior managers are as set forth below:

Name	Position with the Parent
Philip G. Satre	Chairman of the Board; Director (Independent)
Patti S. Hart	Vice-Chairman of the Board; Director
Lorenzo Pellicioli	Vice-Chairman of the Board; Director
Paget L. Alves	Director (Independent)
Paolo Ceretti	Director
Alberto Dessy	Director (Independent)
Marco Drago	Director
Sir Jeremy Hanley	Director (Independent)
James F. McCann	Director (Independent)
Heather J. McGregor	Director (Independent)
Vincent L. Sadusky	Director (Independent)
Marco Sala	Director and Chief Executive Officer
Gianmario Tondato da Ruos	Director (Independent)
Renato Ascoli	Chief Executive Officer, North America Gaming and Interactive
Walter Bugno	Chief Executive Officer, International
Fabio Cairoli	Chief Executive Officer, Italy
Michael Chambrello	Chief Executive Officer, North America Lottery
Mario Di Loreto	Executive Vice President of Human Resources, Organization & Transformation
Alberto Fornaro	Executive Vice President and Chief Financial Officer
Donald R. Sweitzer (1)	Chairman, IGT Global Solutions Corporation
Robert Vincent	Executive Vice President for Administrative Services and External Relations

__________________________________________________
1.    Mr. Sweitzer is a consultant to the Company.

Directors

Name	Age	Biography
Philip G. Satre	67
Philip G. Satre has served as Chairman of the Board since the effective time of the Mergers and is a member of the Nominating and Corporate Governance Committee. Prior to the effective time of the Mergers, Mr. Satre served on the International Game Technology board of directors since January 2009 and as independent Chairman since December 2009. Mr. Satre has been a private investor since 2005. Mr. Satre has extensive gaming industry experience having served on the board of directors of Harrah’s Entertainment, Inc. (now Caesars Entertainment Corporation), a provider of branded casino entertainment (“Harrah’s”), from 1988 to 2004 and as Chairman from 1997 to 2004. Between 1980 and 2002, Mr. Satre held various executive management positions at Harrah’s, including Chief Executive Officer, President and Chief Executive Officer of Harrah’s gaming division and Vice President, General Counsel and Secretary. Mr. Satre currently serves on the board of directors of Nordstrom, Inc., where he has served as a director since 2006 and as Chairman since May 2016, the National Automobile Museum, the National World War II Museum and as President of the National Center for Responsible Gaming. Mr. Satre previously served on the board of directors of the Stanford University Board of Trustees (2005-2010), Rite Aid Corporation (2005-2011) and NV Energy, Inc. (2005-2013), where he served as Chairman from 2008 to 2013.

Mr. Satre holds a Bachelor of Arts degree in Psychology from Stanford University and a Juris Doctor degree from the University of California at Davis.

Patti S. Hart	61
Patti S. Hart has served as Vice-Chairman of the Board since the effective time of the Mergers. Prior to the effective time of the Mergers, Ms. Hart served as Chief Executive Officer of International Game Technology since April 2009 and on the International Game Technology board of directors since June 2006. Ms. Hart also served as President of International Game Technology from April 2009 until July 2011. Prior to joining International Game Technology, Ms. Hart served as the Chairman and Chief Executive Officer of each of Pinnacle Systems Inc. from 2004 to 2005, Excite@Home Inc. from 2001 to 2002, and Telocity Inc. from 1999 to 2001. Ms. Hart also held various positions at Sprint Corporation, including President and Chief Operating Officer, Long Distance Division. Ms. Hart has served on numerous public company boards, including Yahoo! Inc. (2010-2012), LIN TV Corp. (2006-2009), Spansion Inc. (2005-2008), and Korn/Ferry International Inc. (2000-2009). She currently serves on the board of the American Gaming Association.

Ms. Hart earned a Bachelor of Science degree in Business Administration with an emphasis in Marketing and Economics from Illinois State University.

Lorenzo Pellicioli	65
Lorenzo Pellicioli has served as Vice-Chairman of the Board since the effective time of the Mergers. Prior to the effective time of the Mergers, Mr. Pellicioli served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors as Chairman from August 2006 to April 2015. Mr. Pellicioli has served as Chief Executive Officer of DeAgostini S.p.A. since November 2005. Previously, he served as the first President and Chief Executive Officer of Costa Cruise Lines in Miami, a division of the Costa Crociere Group that operates in North America. He was then promoted to Worldwide General Manager of Costa Crociere S.p.A. In the past (2011 and 2010) he served as a director of IDeA Alternative Investments S.p.A. and as Managing Director of DeA Factor S.p.A.

Mr. Pellicioli was also appointed President and Chief Executive Officer of the Compagnie Française de Croisières (Costa-Paquet), a subsidiary of Costa Crociere. He took part in the privatization of SEAT Pagine Gialle and, after the acquisition, he was appointed Chief Executive Officer. Following the sale of SEAT, Pellicioli worked for the Telecom Italia Group as head of the Internet Business Unit. Earlier in his career, he served as General Manager of Advertising Sales and Vice General Manager of Mondadori Periodici (magazines) for the Gruppo Mondadori Espresso, the first Italian publishing group. He was promoted to President and Chief Executive Officer of Manzoni & C. S.p.A, an advertising division of the Group. He has also held various positions in the private sector of Italian television for Manzoni Pubblicità, Publikompass and he was appointed president of Bergamo TV Programmes after starting his career as a journalist for the newspaper Giornale Di Bergamo. Since 2006, he has been a member of the Clinton Global Initiative. He is also a member of the advisory boards of Investitori Associati IV, Wisequity II e Macchine Italia and Palamon Capital Partners. Mr. Pellicioli serves as Chairman of the board of directors of DeA Capital, as a director of Banijay Group SAS and LDH SAS, De Agostini Editore S.p.A. He is also a director of the board of directors of Assicurazioni Generali S.p.A.
and a member of both the Appointments and Remuneration Committee and the Investments and Strategic Operations Committee thereof.

Name	Age	Biography
Paget L. Alves	62
Paget L. Alves has served on the Board since the effective time of the Mergers and is a member of the Audit Committee and the Compensation Committee. Prior to the effective time of the Mergers, Mr. Alves served on the International Game Technology board of directors since January 2010. He served as Chief Sales Officer of Sprint Corporation, a wireless and wireline communications services provider (“Sprint”), from January 2012 to September 2013 after serving as President of the Business Markets Group since 2009. From 2003 to 2009, Mr. Alves held various positions at Sprint, including President, Sales and Distribution from 2008 to 2009; President, South Region, from 2006 to 2008; Senior Vice President, Enterprise Markets, from 2005 to 2006; and President, Strategic Markets from 2003 to 2005. Between 2000 and 2003, Mr. Alves served as President and Chief Executive Officer of PointOne Telecommunications Inc., and President and Chief Operating Officer of Centennial Communications. He currently serves on the board of directors of YUM! Brands, Ariel Investments, LLC and Synchrony Financial. Mr. Alves previously served on the board of directors of GTECH Holdings Corporation (2005-2006), and Herman Miller, Inc. (2008-2010).

Mr. Alves earned a Bachelor of Science degree in Industrial and Labor Relations and a Juris Doctor degree from Cornell University.

Paolo Ceretti	62
Paolo Ceretti has served on the Board since the effective time of the Mergers. Prior to the effective time of the Mergers, Mr. Ceretti served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors since 2004. Mr. Ceretti has been General Manager of De Agostini since 2004.

He is also Chief Executive Officer of DeA Capital (De Agostini’s arm in private equity investments and alternative asset management, listed at the Milan Stock Exchange), IDeA Capital Funds (asset management) and De Agostini Editore (Publishing). Mr. Ceretti gained most of his professional experience at Fiat Group, where he held positions of increasing importance at the corporate level (Internal Auditing, Finance) and then in the Financial Services Sector. He then became the Head of Strategic Planning and Development of IFIL (currently EXOR, listed holding company of the Italian Agnelli Group). After assuming responsibility for the Internet B2C sector of Fiat/IFIL in 1999, Mr. Ceretti was appointed Chief Executive Officer of Global Value S.p.A., a Fiat/IBM joint venture in the Information Technology sector. He is currently a member of the board of directors of Banijay Group (TV and multimedia content production), IDeA Fimit (real estate asset management), among other companies. He is currently CEO and a member of the board of directors of IDeA Capital Funds (asset management).

Alberto Dessy	64
Alberto Dessy has served on the Board since the effective time of the Mergers and is a member of the Compensation Committee. Prior to the effective time of the Mergers, Mr. Dessy served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors since 2011. He is currently a Professor at Bocconi University. Mr. Dessy is a Chartered Accountant specialized in corporate finance, particularly the evaluation of companies, trademarks, equity and investments, financial structure, channels and loan instruments, funding for development and in acquisitions and disposals of companies. He has been an expert witness for parties to lawsuits and as an independent expert appointed by the court in various legal disputes. He is currently on the board of directors of Chiorino S.p.A. and has been on the boards of many companies, both listed and unlisted, including Redaelli Tecna S.p.A., Laika Caravans S.p.A., Premuda S.p.A., I.M.A., Milano Centro S.p.A., and DeA Capital S.p.A.

Mr. Dessy graduated from Bocconi University.

Marco Drago	71
Marco Drago has served on the Board since the effective time of the Mergers. Prior to the effective time of the Mergers, Mr. Drago served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors since 2002. Since 1997, Mr. Drago has been the Chairman of De Agostini, one of Italy’s largest family-run groups. Since October 2006, he has also been Chairman of the Board of Partners of B&D, a family limited partnership created to ensure cohesion in share ownership, consistency of intent and continuity in decision-making over the long term. Mr. Drago is Vice President of De Agostini Planeta Group and director of Atresmedia, DeA Capital, De Agostini Editore, Zodiak Media and S. Faustin (Techint Group) and a member of the Assonime’s board of governors.

Mr. Drago graduated in Economics and Business from Bocconi University and achieved important awards such as “Bocconiano dell’anno” in 2001 and appointed “Cavaliere del Lavoro” in 2003.

Name	Age	Biography
Sir Jeremy Hanley	71
Sir Jeremy Hanley has served on the Board since the effective time of the Mergers and is a member of the Audit Committee and the Corporate Governance Committee. Prior to the effective time of the Mergers, Sir Jeremy served on the GTECH Holdings Corporation board from 2001 to 2006. He is a Privy Counsellor and Knight Commander of the Order of St. Michael and St. George. He is also a Chartered Accountant. He has served as a director of London Asia Capital from 2012 to December 2014; Willis Ltd. from March 2008 to February 2017; Parkstone Capital Limited (f/k/a Langbar International Ltd.) from April 2006 to December 2014; and Willis Group Holdings Inc. from April 2006 to January 2016. Sir Jeremy also served as a director and audit committee member of Lottomatica Group S.p.A. from April 2008 to April 2011, and served as a member of the advisory board of Blue Hackle Ltd. from February 2006 to January 2011. In addition, he has served on the boards of the Arab-British Chamber of Commerce (1999-2011, chairman of the audit committee); Mountfield Group plc (2008-2009); Onslow Suffolk Ltd (2007-2008, chairman); CSS Stellar plc (2007-2008); ITE Group plc (1998-2008); MTF Ltd (2008-2009); Nymex Europe Ltd. (2008-2009, chairman of audit committee 2005-2007, member of remuneration committee 2005-2007); International Trade & Investment Missions Ltd (1997-2005, chairman); Calyon (f/k/a Credit Lyonnais) (2000-2005); Brain Games Network Ltd (2000-2002, chairman); AdVal Group plc (2000-2003); Christchurch group Ltd. (1997-1998); Brass Tacks Publishing Company (1997-2000); Fields Aircraft Spares, Inc. (1998-1999); and Talal Abu Ghazaleh International (2004-2005).

Sir Jeremy was a Member of Parliament for Richmond and Barnes from 1983 to 1997, and held a number of ministerial positions in the U.K. government, including Under Secretary of State for Northern Ireland, Minister of State for the Armed Forces, Cabinet Minister without Portfolio at the same time as being Chairman of the Conservative Party, and Minister of State for Foreign & Commonwealth Affairs. He retired from politics in 1998.

Sir Jeremy was educated at Rugby School and began his accounting career with Peat Marwick Mitchell & Company (KPMG) as an articled clerk in 1963. He qualified as a Chartered Accountant in 1969 and joined The Financial Training Company, and in 1980 qualified as a Certified Accountant and Chartered Secretary and Administrator.

James F. McCann	65
James F. McCann has served on the Board since the effective time of the Mergers and is Chair of the Nominating and Corporate Governance Committee. He is the Chairman of 1-800-Flowers.com, Inc., and previously served as Chief Executive Officer, a position he held since 1976. Mr. McCann has served as the Chairman of the Board of Directors of Willis Towers Watson since January 4, 2016. Previously he served as Director (2004-2015) and non-executive Chairman (2013-2015) of Willis Group Holdings PLC (“Willis Group”). Prior to serving as the non-executive Chairman of the board of Willis Group, he served as the company’s presiding independent director. Mr. McCann also serves as a director for Scott’s Miracle-Gro. He previously served as a director and compensation committee member of Lottomatica S.p.A. (from August 2006 to April 2011), and as a director of Gateway, Inc. and The Boyds Collection, Ltd.

Heather J. McGregor	55
Heather J. McGregor was appointed to the Board in March of 2017. She is the Executive Dean of the Edinburgh Business School, the graduate school of business of Heriot Watt University in the U.K. Professor McGregor is also the principal shareholder and non-executive chairman of the executive search firm Taylor Bennett. In addition, Professor McGregor is a director of Non-Standard Finance PLC, a company specializing in offering consumer loans in the U.K. Professor McGregor has a Ph.D. from the University of Hong Kong in Structured Finance and is an experienced writer and broadcaster, including writing for the Financial Times for 17 years. Professor McGregor is also the founder of the Taylor Bennett Foundation, which works to promote diversity in the communications industry, and a founding member of the steering committee of the 30% Club, which is working to raise the representation of women at senior levels within the U.K.’s publicly listed companies. In June 2015, Professor McGregor was made a Commander of the British Empire for her services to diversity and employment. In February 2017, she was appointed by the U.K. Government to be a member of the Honours Committee for the Economy.

Name	Age	Biography
Vincent L. Sadusky	51
Vincent L. Sadusky has served on the Board since the effective time of the Mergers and is Chair of the Audit Committee. Prior to the effective time of the Mergers, Mr. Sadusky served on the International Game Technology board of directors since July 2010. He served as President and Chief Executive Officer of Media General, Inc., one of the nation’s largest multimedia companies, from December 2014 until January 2017, following the company’s merger with LIN Media LLC. Prior to the effective time of the Mergers, Mr. Sadusky served as President and Chief Executive Officer of LIN Media LLC from 2006 to 2014 and was Chief Financial Officer from 2004 to 2006. Prior to joining LIN Media LLC, he held several management positions, including Chief Financial Officer and Treasurer, at Telemundo Communications, Inc. from 1994 to 2004, and from 1987 to 1994, he performed attestation and consulting services with Ernst & Young, LLP. Mr. Sadusky currently serves on the board of directors of Hemisphere Media Group, Inc. Previously, he served on the Open Mobile Video Coalition, to which he served as President from 2011 until its integration into the National Association of Broadcasters in January 2013. He formerly served on the boards of directors of JVB Financial Group, LLC, Maximum Service Television, Inc., Media General, Inc. and NBC Affiliates.

Mr. Sadusky earned a Bachelor of Science degree in Accounting from Pennsylvania State University where he was a University Scholar. He earned a Master of Business Administration degree from the New York Institute of Technology.

Marco Sala	58
Marco Sala has served on the Board and as Chief Executive Officer of the Parent since the effective time of the Mergers. Prior to the effective time of the Mergers, Mr. Sala served as Chief Executive Officer of GTECH S.p.A. (formerly Lottomatica Group) since April 2009. Since joining GTECH S.p.A. as Co-General Manager in 2003, Mr. Sala has been a member of the board of directors. In August 2006, he was appointed Managing Director with responsibility for the Company’s Italian Operations and other European activities. He was named Chief Executive Officer of GTECH S.p.A. in April 2009 with responsibility for overseeing all of the Company’s segments, including the Americas, International, Italy, and Products and Services. Mr. Sala is also a member of the board of directors of OPAP S.A., a Greek gaming and sports betting operator.

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

Gianmario Tondato da Ruos	57
Gianmario Tondato da Ruos has served on the Board since the effective time of the Mergers and is Chair of the Compensation Committee. Prior to the effective time of the Mergers, Mr. Tondato da Ruos served as a Lead Independent Director of GTECH S.p.A. (formerly Lottomatica Group) from 2006 to April 2014. Mr. Tondato da Ruos has served as the Chief Executive Officer of Autogrill S.p.A. since April 2003. He joined Autogrill Group in 2000, and moved to the United States to manage the integration of the North American subsidiary HMSHost and successfully implemented a strategic refocusing on concessions and diversification into new business sectors, distribution channels and geographies.

Mr. Tondato da Ruos is Chairman of HMSHost Corporation. He has been a director of Autogrill since March 2003, and sits on the advisory board of Rabo Bank (Hollande). He was formerly Chairman of World Duty Free S.p.A. and a director of World Duty Free Group S.A.U.

Mr. Tondato da Ruos graduated with a degree in economics from Ca’Foscari University of Venice.

Senior Management

Name	Age	Biography
Renato Ascoli	55
Renato Ascoli, as Chief Executive Officer, North America Gaming and Interactive, is responsible for product development, manufacturing, marketing, and delivery of all of the Company’s gaming offerings. This includes interactive and sports betting, as well as oversight of the DoubleDown Casino online social gaming business.

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

Walter Bugno	57
As Chief Executive Officer, International, Walter Bugno is responsible for the management and strategic development of the International region. He works directly with the Parent’s management teams to implement the Company’s vision through the ongoing delivery of value to customers, shareholders, and employees.

Mr. Bugno leads the Company’s lottery, gaming, and interactive businesses throughout Europe (except Italy), as well as in the Middle East, Latin America and the Caribbean, Africa, and the Asia-Pacific region. He also oversees private manager agreement opportunities across these regions.

He joined GTECH S.p.A. (formerly known as Lottomatica Group) in July 2010 as President and CEO of SPIELO International. He led the business by capitalizing on the many growth opportunities in the gaming industry, and overseeing the Company’s long-term strategic direction. In 2012, Mr. Bugno’s portfolio expanded to include the Company’s interactive business. Under his leadership, SPIELO experienced substantial growth and became a major contributor to the Company’s total earnings.

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

Name	Age	Biography
Fabio Cairoli	51
As Chief Executive Officer, Italy, Fabio Cairoli is responsible for managing all business lines, marketing services, and sales for the Company’s Italian operations. Through his leadership of the largest lottery operator in the world, Mr. Cairoli shares insights and best practices with other organizations in the Company.

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

Mr. Cairoli holds a Bachelor’s degree in Economics from the Catholic University in Milan.

Michael Chambrello	59
As Chief Executive Officer, North America Lottery, Michael Chambrello is responsible for the development and delivery of all lottery technology solutions globally for the Company, as well as the strategic development and management of the lottery business in the U.S. and Canada. In addition, he is also responsible for the global instant ticket printing business.

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

Name	Age	Biography
Mario Di Loreto	53
As Executive Vice President of Human Resources, Organization & Transformation, Mario Di Loreto is responsible for providing the overall HR leadership and strategy to further organizational development and ensure that IGT attracts, develops, and retains a talented, diverse, and engaged workforce.

Prior to joining IGT, Mr. Di Loreto was Executive Vice President for Human Resources and Organization at Telecom Italia Group and its 50,000 employees, where he led a complete re-engineering of the HR management core processes across the global organization as part of a three-year People Strategy Program.

Previous to joining Telecom Italia, he spent four years as the Human Resources Group Director for Barilla, where he was responsible for 15,000 employees in 17 countries. In this role, Mr. Di Loreto participated in the re-organization of the international subsidiary companies to achieve cultural and business integration and alignment.

In addition, Mr. Di Loreto has held HR positions with increasing levels of responsibility and authority with Starwood Hotels, where he was part of a global innovation team that worked under Starwood’s CEO at its U.S. headquarters to help define the evolution of the company’s organizational and business models. He has also held senior HR positions with Air One and subsequently Alitalia, where he participated in the creation and development of two low-cost carriers, Alitalia Team and Alitalia Express.

Mr. Di Loreto graduated with a Ph.D. in the Philosophy of Science from the University of Rome, and for a time, pursued an academic career before beginning his career in business.

Alberto Fornaro	52
As Executive Vice President and Chief Financial Officer, Alberto Fornaro is responsible for managing and developing the financial strategy for the Company globally. He oversees the Finance, Accounting Control, Legal, Investor Relations, Compliance and ERP Organization, which includes making tactical decisions and improving financial strategies to maximize shareholder value and cash flow; providing high-quality financial and management reporting; and ensuring compliance of all fiscal and statutory reporting, and legal matters.

He brings more than 20 years of strong financial expertise to the Company and has an extensive record of significant international exposure.

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

He holds a bachelor’s degree in Economics and Banking Sciences from the University of Siena, Italy; a master’s degree in Banking Disciplines from the University of Siena’s Post Graduate School, Italy; and was a Visiting Scholar at the Ph.D. Program in Economics at Columbia University, New York. Mr. Fornaro is licensed as a Certified Public Accountant in Illinois. Mr. Fornaro holds dual citizenship in the U.S. and Italy.

Donald R. Sweitzer	69
As Chairman of IGT Global Solutions Corporation, Donald R. Sweitzer is an ambassador for the Company when interacting with global customers, current and potential partners, and government officials. Additionally, Mr. Sweitzer advises the Parent’s CEO on government affairs and general business matters.

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

Name	Age	Biography
Robert Vincent	63
As Executive Vice President for Administrative Services and External Relations, Robert Vincent is responsible for overseeing global external and internal corporate communications, media relations, branding, and social responsibility programs. Additionally, he leads a centralized Administrative Services organization that includes information security, global procurement, real estate/facilities, food services, environmental health and safety, and facility security and monitoring. He is also involved in selected business development projects, as well as support activities in compliance, investor relations, marketing communications, and government relations. Previously, he served as Senior Vice President of Human Resources and Public Affairs for the Parent.

Prior to the effective time of the Mergers, Mr. Vincent had been affiliated with GTECH S.p.A. for more than 20 years, having served as an external consultant; as Vice President of Business Development for Dreamport, GTECH’s former gaming and entertainment subsidiary; and as Senior Vice President of Human Resources and Public Affairs for GTECH S.p.A.

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

Active in the community, Mr. Vincent serves on the Family Service of Rhode Island Board of Directors, Hasbro Children’s Hospital Advisory Board, the URI Foundation Executive Committee, and the URI Harrington School of Advisory Board. He is an Emeritus Trustee of Trinity Repertory Company.

Mr. Vincent received his bachelor’s degree in Political Science from the University of Rhode Island.

In relation to the Mergers, the Parent’s controlling shareholders, De Agostini S.p.A. and DeA Partecipazioni S.p.A. (collectively, “De Agostini”) entered into a voting agreement with the Parent pursuant to which De Agostini has agreed to vote, for a period of three years following the effectiveness of the Mergers, all of the Parent's ordinary shares then owned in favor of any proposal or action so as to effect and preserve the board and executive officer composition of the Parent in place immediately following the Mergers.  For more information, see "Item 10.C. Material Contracts—Voting Agreement." There are no familial relationships among any of the Parent's directors or senior managers set forth above.

B. Compensation

Non-Employee Director Compensation

The Parent’s compensation policy for Non-Executive Directors is to provide an annual cash retainer payable in quarterly tranches as well as a stock award vesting on a yearly basis.

Additional cash retainers are provided for the Non-Executive Directors serving as Chairpersons of the Board, Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

Awards to Non-Executive Directors under the Long Term Incentive Plan (“LTIP”) vest on the basis of time rather than on the basis of performance conditions.

LTIP - Annual Equity Awards for Continuing Non-Executive Directors

On the date of each annual meeting of the Parent’s shareholders each Non-Executive Director continuing to serve after that date will automatically be granted an award of restricted share units (“RSUs”). The number of RSUs covered by each such award will be determined by dividing (1) the Annual Equity Award (being $250,000 for the role of Chairman and $200,000 in respect of other Non-Executive Director roles) grant value by (2) the closing price of an ordinary share as of the date of grant (rounded down to the nearest whole unit). Annual equity awards granted to Non-Executive Directors under this policy will vest on the date of the annual meeting of the Parent’s shareholders that occurs in the Company’s financial year after the financial year in which the date of grant occurs.

LTIP - Initial Equity Awards for New Non-Executive Directors

For each new Non-Executive Director appointed or elected on any date other than on the date of an annual meeting of the Parent’s shareholders at which the Parent grants annual equity awards to its non-employee directors, on the date that the new Non-Executive Director first becomes a member of the Board, that new Non-Executive Director will automatically be granted an award of RSUs determined by dividing (1) a pro rata portion of the Initial Equity Award (being $250,000 for the role of Chairman and $200,000 in respect of other Non-Executive Director roles) value by (2) the closing price of an ordinary share as of that date (rounded down to the nearest whole unit). The pro rata portion of the Initial Equity Award value for purposes of the applicable initial equity award will equal the Annual Equity Award value multiplied by a fraction (not greater than one), the numerator of which is 365 minus the number of calendar days that, as of the particular grant date, had elapsed since the Parent’s last annual meeting of shareholders at which annual equity awards were granted by the Parent to the Non-Executive Directors, and the denominator of which is 365.

	Chairman	Non- executive director basic fee	Vice Chairpersons	Compensation Committee Chairman	Nominating and Corporate Governance Committee Chairman	Audit Committee Chairman
Fees	$150,000	$100,000	$100,000	$130,000	$120,000	$140,000
LTI	$250,000	$200,000	$200,000	$200,000	$200,000	$200,000

Executive Officer Compensation

Total Compensation

The following table sets forth the approximate compensation paid to the Company's executive officers during 2016, including Marco Sala, Chief Executive Officer; Renato Ascoli, CEO of North America Gaming & Interactive; Michael Chambrello, CEO of North America Lottery; Fabio Cairoli, CEO Italy; Walter Bugno, CEO International; Alberto Fornaro, EVP and CFO; Robert Vincent, EVP of External Relations & Administrative Services; and Mario Di Loreto, EVP of Human Resources, Organization and Transformation.

Officer Compensation

Name	Salary ($) (3)	Bonus ($)	Equity Awards ($)(1)	Other ($)(2)	Total ($)
Marco Sala, Chief Executive Officer	905,293	2,457,750	3,432,420	1,693,169	8,488,632
Other Executive Officers	4,046,225	5,499,678	3,110,633	2,976,879	15,633,415
 _____________________________________________________________________________________________________
1             Represents the GAAP grant date fair value of equity compensation vested during fiscal year 2016.

2
Represents the value of health and welfare benefits received by the officers during 2016 (including medical, dental, disability, life insurance, retirement, relocation, tax preparation and retirement benefits). Also includes car allowances, housing allowances, and perquisites.

3
Marco Sala’s salary is $1,000,000. He is paid 70% in the U.K. in pounds sterling (converted at an FX rate 1.34463) and 30% in Italy in euros (converted at an FX rate 1.10317). This payment arrangement will require periodic true up to ensure he is paid $1,000,000.

Equity Compensation

The table below sets forth the shares granted pursuant to compensation plans, other than stock options, to the Company's executive officers during 2016.

Grants of Shares

Name	No. of Shares	Fair Value at Date of Allocation	Vesting Period	Allocation Date	Share’s Market Price upon Allocation
Marco Sala	223,025	$21.10	2019-2020	July 26, 2016	$21.10
Other Executive Officers	352,711	$21.10	2019-2020	July 26, 2016	$21.10

Note: Awards granted in 2016 will vest 50% in 2019 and 50% in 2020 based on 2016, 2017 and 2018 performance.

Short-Term Incentive Compensation Plans

The Company's short-term incentive compensation (“STI”) plans during 2016 were performance-based and designed to encourage employees to achieve both short-term financial results and longer term strategic objectives. The Company's officers participated in the same STI plans as other employees during 2016. The primary focus of the STI plans was to motivate and reward our officers and employees for the achievement of annual objectives. The STI plans were designed to recognize growth achievement with an opportunity to earn a bonus on the upside, as well as to limit the downside potential. Payments under the STI plans were based on group and individual Management by Objectives (“MBOs”).

Senior Management STI

Level	Financial	Individual MBO	Financial Metric Mix
Corporate	80%	20%	50% Operating Income 30% Net Debt
Business Unit	80%	20%	25% Operating Income 35% Business Unit Operating Income 20% Net Debt

For purposes of the STI plans, financial performance was measured based on Corporate Operating Income ("OI") as Consolidated OI Excluding Purchase Price Accounting at the Company level and Net Debt at the Company level. Senior Management focused on a specific Business Unit also have a Business Unit metric where appropriate. The table below sets forth the minimum, target, and maximum performance thresholds for OI and Net Debt under the STI plans.

OI and Performance

Percent of OI Achieved	IGT OI (millions)	Payout Curve (%)
90%	$967	—
100%	$1,074	100
110%	$1,181	200

Net Debt (in thousands)

Measure	Threshold	Target	Max
Net Debt	$8,096	$7,911	$7,666
Payout Curve	—%	100%	200%

 All financial objectives were established after the Mergers by the Compensation Committee of the Board of Directors for the CEO, and by the Board of Directors for the other officers, in each case upon recommendation of the Compensation Committee.

All STI objectives had an appropriate mix of financial and individual metrics. The STI component of compensation was subject to a maximum award limit equal to 200% of the target STI award of the plan participant and was paid upon achievement of maximum financial performance as shown above. STI payouts could be adjusted to account for unusually negative or positive financial results due to events outside of the control of the officers. Financial metrics for the 2016 STI plan were adjusted at year end to reflect the actual Lotto Concession outcome for Italy since the effect of the Italia Lotto bid was indeterminable at the time the 2016 STI plan was created.

STI Targets as a % of base salary:

•	CEO — 150%

•	Senior Management — 87.5% - 100%

Long-Term Incentive Compensation Plans

The Company’s long-term incentive compensation (“LTI”) plan provides for many types of stock awards including stock options, performance-based restricted stock and restricted stock awards. Annual awards to employees under the Company's LTI plans are 100% performance-based restricted stock.

The principal purpose of granting LTI awards is to assist the Company in attracting and retaining award recipients, to provide a market competitive total compensation package and to motivate award recipients to increase shareholder value by enabling them to participate in the value that was created, thus aligning their interests with those of its shareholders. LTI payouts could be adjusted to account for unusually negative or positive financial results due to events outside of the control of the recipients. The LTI plans for 2016 are based upon three performance metrics: Three-Year Cumulative Consolidated Adjusted EBITDA (profitability measure), Net Debt (use of cash), and Total Shareholder Return (performance against peers). Financial objectives were established by the Compensation Committee and reviewed by the Board, consistent with the authorization provided by its shareholders. Company-related LTI targets throughout individual LTI plans for 2016 are based on economic consolidated performance as follows:

•	a total consolidated EBITDA of at least 90% of the targeted total consolidated EBITDA;

•	a ratio calculated between the consolidated net debt and consolidated EBITDA; and

•	Total ShareHolder Return (“TSR”) against the Russell Mid Cap Market Index.

Awards granted in 2016 will vest 50% in 2019 and 50% in 2020 based on 2016, 2017, and 2018 performance.

Part 1: Vesting Based on 2016 – 2018 Performance in 2019 and 2020

Step 1:

Net Debt /EBITDA Ratio	>3.95	Greater than 3.88 but less than or equal to 3.95	Greater than 3.82 but less than or equal to 3.88	Less than or equal to 3.82
% Vesting	—%	50%	75%	100%

Step 2:

Adjusted EBITDA Target $5.588 billion	<90%	90%	100%	105%
% Vesting	—%	33.5%	100%	110%

Linear interpolation shall be used between the applicable Adjusted EBITDA targets set forth above. In no event will the Adjusted EBITDA Payment Factor exceed 1.100.

Step 3:

TSR Modifier	<25th Percentile	60th Percentile	>75th Percentile
% Vesting	75%	100%	125%

Actual vesting under the plan can range from 0% to 137.5% if all maximum targets are met.

The LTI plans permit the Company to clawback or to make other, similar adjustments to the plans following vesting of the applicable awards in the event of erroneous financial statements or incorrect data contained therein.

Executive Stock Ownership Requirements

On July 28, 2015, the Board approved share ownership guidelines for Senior Vice Presidents and above. Below is a summary of the guidelines.

Policy Effective Date:	July 28, 2015
Stock Ownership Guidelines (SOG) apply to:	Share plans starting in 2015 Any award vesting after the policy date Options not vested as of Effective Date (2013 and 2014)
Covered Execs:	CEO Business Unit CEOs and Executive Vice Presidents Senior Vice Presidents
Ownership Requirement Multiple of Base Salary:	CEO - 5X Business Unit CEOs and Executive Vice Presidents - 3X Senior Vice Presidents - 1X
Shares Included in Ownership:
All shares beneficially owned regardless of whether they are from a plan of the Parent or purchased on the market.
Vested shares held in a trust to benefit the executive or family members
Shares under the legacy GTECH plans where vesting has been determined (earned) but shares have not been released
Note that Unearned Performance Shares do not count towards the Stock Ownership Guidelines until earned. (i.e., Performance Factor has not been determined/applied)

Legacy GTECH Holding Requirements:	Holding requirements stated in legacy GTECH Plans are still in effect, in addition to the new Stock Ownership Guidelines
Additional Holding Requirement - Not in Compliance with Stock Ownership Requirements:	50% of after tax options or shares that vest or are exercised after the effective date of the Stock Ownership Guidelines
Additional Holding Requirement - In Compliance with Stock Ownership Requirements:	20% of after tax options or shares that are exercised or vest for a period of 3 years following the exercise or vest date

Director Stock Ownership Requirements

Beginning November 10, 2020 (or five years after joining the Board if such date is subsequent to November 10, 2020), each non-employee member of the Board is expected to hold, for as long as they remain on the Board, ordinary shares of the Parent that have a fair market value equal to at least three times the base annual retainer amount then in effect for non-employee directors.  The current base annual retainer amount is $100,000.

Amounts accrued for pensions and similar benefits

At December 31, 2016, the total amount accrued by the Company to provide pension, retirement, or similar benefits was $13.0 million.

Severance Arrangements

Certain officers of the Company are entitled to severance payments and benefits if such officer’s employment is terminated other than for cause under either individual employment agreements or provisions of national collective agreements for executives of the industry.

The employment agreements with United States-based officers (i.e., Messrs. Chambrello, Fornaro and Vincent) generally provide for the following benefits upon a termination other than for “cause.”

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

Upon an officer’s retirement from the Company, these employment agreements also provide for accelerated vesting of a portion of an officer’s outstanding performance share awards and an ability to exercise vested options until the expiration date.

Pursuant to the terms of the Italian national collective agreement for executives of the industry (Contratto Collettivo Nazionale di Lavoro per i Dirigenti di Aziende Industriali), Messrs. Sala (30% of employment), Ascoli, Cairoli, and DiLoreto are generally entitled, unless different ad hoc agreements between parties, to the following severance payments and benefits upon a termination of employment by Lottomatica S.p.A. for Messrs. Sala, Ascoli and DiLoreto and by Lottomatica Holding s.r.l. for Mr. Cairoli other than for “cause,” a resignation for “good reason,” or due to the officer’s death or disability:

•	severance pay determined under the collective agreement;

•	any accrued but unpaid bonus earned for the prior fiscal year; and

•	a notice indemnity equal to a minimum of six and a maximum of 12 months of total base salary and STI compensation.

Under the Lottomatica service agreement, Mr. Sala’s base salary is EUR 271,500, paid in 13 equal gross installments, plus additional benefits, including a company car. Mr. Sala also receives an integrative pension fund in accordance with Italian law.

Mr. Sala also has an agreement with the Parent (70% of employment). The CEO’s service agreement with the Parent can be terminated by either party on the giving of three months’ notice, if not immediately for cause. If terminated other than for cause, Mr. Sala is entitled to a severance payment worth three years of base salary and short-term incentive assumed at top level as of the termination date. The CEO cannot resign without prior approval from the Board. Under this agreement, the CEO shall be paid a salary of £450,520 per annum and this salary shall be reviewed by the Board annually, but the Parent is under no obligation to award an increase in salary. The Parent will also fully reimburse the CEO for any expenses incurred as a result of his appointment. The CEO does not receive any other benefits under his employment contract with the Parent.

C.                                    Board Practices

Pursuant to the Articles, the number of directors is set at 13, unless and until otherwise decided by the Board (where, for the period of three years from the date of adoption of the Articles, not less than three-quarters of the directors present shall have voted in favor of such decision). The current directors, with the exception of Heather J. McGregor, were elected upon effectiveness of the Mergers. Heather J. McGregor was appointed to the Board effective March 8, 2017. See “Item 6.A. Directors, Senior Management and Employees” above. The term of office of the current Board will expire three years from the date of the Mergers. Each director may be re-elected at any subsequent general meeting of shareholders. None of the Parent's directors have service contracts with the Parent (or any subsidiary) providing for benefits upon termination of employment as a director.

The directors are responsible for the management of the Company’s business, for which purpose they may exercise all of the powers of the Parent whether relating to the management of the business or not. As described above in section “Item 6.A. Directors, Senior Management and Employees,” the Board currently comprises (i) five non-independent directors including the Parent’s CEO, Marco Sala; the former CEO of International Game Technology, Patti S. Hart; three directors appointed by the Parent’s controlling shareholder, De Agostini S.p.A.; and (ii) eight independent directors.

On April 7, 2015, the Board appointed Philip G. Satre as non-executive chairman of the Board. The Board also appointed the following committees: (1) an Audit Committee, (2) a Nominating and Corporate Governance Committee, and (3) a Compensation Committee. The membership of each committee is comprised of not less than three independent members, as determined by the Board, and meets the independence and eligibility requirements of the NYSE and applicable law.  The members of each committee are appointed by and serve at the discretion of the Board until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. The chairperson of each committee is appointed by the Board.

The Audit Committee

The Parent’s Audit Committee is responsible for, among other things, assisting the Board's oversight of:

•    the integrity of the Parent’s financial statements;
•    the Parent’s compliance with legal and regulatory requirements;
•    the independent registered public accounting firm’s qualifications and independence; and
•    the performance of the Parent’s internal audit function and independent registered public accounting firm.

The Audit Committee currently consists of Vincent L. Sadusky (chairman), Sir Jeremy Hanley, and Paget L. Alves. Each member of the Audit Committee must meet the financial literacy requirement, as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. See “Item 16.A. Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial experts.

The Compensation Committee

The purpose of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation of the Parent’s executives and directors. The Parent’s Compensation Committee is responsible for, among other things:

•    ensuring that provisions regarding disclosure of information, including pensions, as set out in the Large and Medium-
sized Companies and Groups (Accounts and Reports) Regulations 2008 (U.K.), are fulfilled;

•
producing a report of the Parent’s remuneration policy and practices to be included in the Parent’s U.K. annual report and ensure that it is approved by the Board and put to shareholders for approval at the annual general meeting in accordance with the Companies Act 2006;

•    reviewing management recommendations and advising management on broad compensation policies such as salary ranges, deferred compensation, incentive programs, pension and executive stock plans;
•    reviewing and approving goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives, and setting the CEO’s compensation level; and
•    monitoring issues associated with CEO succession (in non-emergencies) and management development.

The Compensation Committee currently consists of Gianmario Tondato da Ruos (chairman), Alberto Dessy and Paget L. Alves.

The Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for, among other things:

•    recommending to the Board, consistent with criteria approved by the Board, the names of qualified persons to be nominated for election or re-election as directors and the membership and chairman of each Board committee;
•    reviewing directorships in other public companies held by or offered to directors and senior officers of the Parent;

•
making recommendations to the Board for any changes, amendments and modifications to the Parent's code of conduct and promptly disclosing any waivers for directors or executive officers, as required by applicable law;

•    monitoring and reassessing from time to time the Parent's Corporate Governance Guidelines and recommending any changes to the Board;
•    determining, at least annually, the independence of each director under the independence requirements of the NYSE and any other regulatory requirements and report such findings to the Board;
•    overseeing, at least annually, the evaluation of the performance of the Board and each Board committee; and
•    assisting the Parent in making the periodic disclosures related to the Nominating and Corporate Governance
Committee and required by rules issued or enforced by the SEC.

The Nominating and Corporate Governance Committee currently consists of James F. McCann (chairman), Sir Jeremy Hanley and Philip G. Satre.

The charters for each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are available at www.igt.com; information contained thereon, including each committee charter, is not included in, or incorporated by reference into, this annual report on Form 20-F.

Indemnification of Members of the Board

The Parent has committed, to the fullest extent permitted under applicable law, to indemnify and hold harmless (and advance any expenses incurred, provided that the person receiving such advancement undertakes to repay such advances if it is ultimately determined such person was not entitled to indemnification), each of the Parent’s and International Game Technology’s and their subsidiaries’ present and former directors, officers and employees against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation arising out of or related to such person’s service as a director, officer or employee of the Parent or International Game Technology or any of their subsidiaries at or prior to the completion of the Mergers.

The Articles and International Game Technology’s certificate of incorporation and bylaws provide, and will continue to provide for the six years following the completion of the Mergers, for the exculpation and indemnification of, and advancement of expenses to, the Parent's and International Game Technology's directors, officers and employees.

D. Employees

At December 31, 2016, the Company conducted business in approximately 100 countries worldwide on six continents and had 12,613 employees. Relations with the Company’s mid-level employees and production workers in Italy are subject to Italy’s national collective bargaining agreement for the metalwork’s industry. On December 1, 2000, a predecessor of the Company entered into an agreement with its mid-level employees and production workers supplementing the terms of the relevant national collective bargaining agreement. Relations with the Company’s executives are subject to the national collective bargaining agreement for executives in the metalwork’s industry. Most of the Company’s employees are not represented by any labor union. The Company believes that its relationship with its employees is generally satisfactory. During the last four years, the Company has not experienced any strike that significantly influenced its business activities. In the United States, three organizational units have elected representation by third-party union organizations. The Company is currently negotiating in good faith collective bargaining agreements with three separate labor unions.

The hiring of new employees outside of replacing employees who left the Company has been focused on the expansion of the Company's manufacturing operations in Reno, NV, as well as game studio and software engineering roles for its North American Gaming and Interactive group. In 2016, the Company continued with reductions as part of the Merger synergies which were completed in March 2016.

As shown in the table below, the Company is operated under four business segments supported by central corporate support functions.

Employees by Segment

	At December 31,
	2016	2015	2014
North America Gaming and Interactive (1)	6,999	6,533	3,166
North America Lottery	2,482	2,514	2,509
International	813	781	914
Italy (1)	1,057	1,714	1,605
Corporate Support (1)	1,262	1,001	617
	12,613	12,543	8,811

1
A shift in population from Italy in 2015 to North America Gaming and Interactive and Corporate Support is attributable to a change in data collection methodology in how the organizational hierarchy is applied to the employee population. Headcount will be reported in line with 2016 methodology results on a going-forward basis.

At December 31, 2016, the proportion of women among permanent employees was 31%; 18% of senior management was female.

In 2016, 940 employees left the Company voluntarily. The staff voluntary attrition rate was 7.47%, compared to 8.23% in 2015 and 7.1% in 2014. Additionally, 434 employees had their employment involuntarily terminated, 260 of which were part of synergies gained due to the Mergers.

E.                         Share Ownership

The following table sets forth information, as of April 19, 2017, regarding the beneficial ownership of the Parent's ordinary shares, including:

•	each member of the Board;

•	each executive officer of the Parent; and

•	all members of the Board and executive officers, taken together.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, the Parent believes that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares of the Parent shown as beneficially owned by that shareholder. Percentage of beneficial ownership is based on approximately 202.43 million ordinary shares of the Parent outstanding as of April 19, 2017.

Name of Beneficial Owner	Number of Ordinary Shares(1)	Number of Ordinary Shares issuable upon exercise within 60 days(2)	Percentage(3)
Directors:
Philip G. Satre(4)	53,439	13,061	0.03
Paget L. Alves	23,001	10,449	0.01
Paolo Ceretti	24,046	10,449	0.01
Alberto Dessy	20,037	10,449	0.01
Marco Drago	20,986	10,449	0.01
Sir Jeremy Hanley	20,986	10,449	0.01
Patti S. Hart	105,547	10,449	0.05
James F. McCann	92,318	10,449	0.05
Heather J. McGregor	2,080	2,080	less than 0.005
Lorenzo Pellicioli	92,386	10,449	0.05
Vincent L. Sadusky	32,115	10,449	0.02
Marco Sala	1,336,042	573,277	0.66
Gianmario Tondato da Ruos	18,773	10,449	0.01
Non-Director Executive Officers:
Renato Ascoli	385,090	224,416	0.19
Walter Bugno	266,077	159,442	0.13
Fabio Cairoli	141,745	131,988	0.07
Michael Chambrello	—	—	—
Mario Di Loreto	—	—	—
Alberto Fornaro	238,418	151,266	0.12
Robert Vincent	63,830	43,215	0.03
All Board members and executive officers as a group	2,936,916	1,403,235	1.46
________________________________________________________________________

1.
Includes shares issuable upon the exercise of options which are exercisable as of, or will become exercisable within 60 days after, April 10, 2017. For performance share units, fractional amounts have been rounded to the nearest whole number.

2.	For performance share units, fractional amounts have been rounded to the nearest whole number.

3.
Any securities not outstanding that are subject to options or conversion privileges exercisable within 60 days of April 10, 2017 are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by any person holding such securities and by all Board members and executive officers as a group, but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other individual person. Except where noted, percentages have been rounded to the nearest hundredth.

4.
Of the Number of Ordinary Shares listed for Philip G. Satre, 22,189 shares are held by the Philip G. Satre and Jennifer A. Satre Family Revocable Trust (of which Philip G. Satre is a trustee and beneficiary).

The table below sets forth the options on the Parent’s ordinary shares granted to each executive officer that were outstanding as of April 10, 2016. As of such date, none of the directors held outstanding options other than Marco Sala.  In addition, neither Michael Chambrello nor Mario Di Loreto held any outstanding options as of such date. For each of the option grants listed below, the options are exercisable for ordinary shares of the Parent, and there is no purchase price applicable to the options other than the exercise price indicated below.

Name	Grant Date	Amount of Shares Underlying Grant	Amount Vested	Amount Unvested	Exercise Price	Expiration Date
Marco Sala	November 30, 2015	250,000	—	250,000	$15.53	November 30, 2022
	July 30, 2013	349,069	251,329	—	$21.74	March 31, 2019
	July 31, 2014	420,673	—	420,673	$20.29	March 31, 2020
Renato Ascoli	July 26, 2012	124,169	96,851	—	$16.54	March 31, 2018
	July 30, 2013	125,665	90,478	—	$21.74	March 31, 2019
	July 31, 2014	158,653	—	158,653	$20.29	March 31, 2020
Walter Bugno	July 26, 2012	93,218	72,710	—	$16.54	March 31, 2018
	July 30, 2013	93,085	67,021	—	$21.74	March 31, 2019
	July 31, 2014	117,521	—	117,521	$20.29	March 31, 2020
Fabio Cairoli	July 31, 2014	98,824	—	98,824	$20.29	March 31, 2020
Alberto Fornaro	July 26, 2012	93,218	72,710	—	$16.54	March 31, 2018
	July 30, 2013	84,707	60,989	—	$21.74	March 31, 2019
	July 31, 2014	106,944	—	106,944	$20.29	March 31, 2020
Robert Vincent	July 30, 2013	12,101	8,712	—	$21.74	March 31, 2019
	July 31, 2014	32,051	—	32,051	$20.29	March 31, 2020

Item 7.                 Major Shareholders and Related Party Transactions

A.	Major Shareholders

At April 3, 2017, the Parent's outstanding capital stock consisted of 202,430,273 ordinary shares having a nominal value of $0.10 per share, 202,430,273 special voting shares of $0.000001 each, and £50,000, consisting of 50,000 sterling non-voting shares of £1 each, held by Elian Corporate Services (U.K.) Limited.

The following table sets forth information with respect to beneficial ownership of the Parent's ordinary shares by persons known by the Parent to beneficially own 5% or more of voting power as a result of their ownership of ordinary shares as of April 3, 2017.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percent of Common Shares Owned	Percent of Combined Voting Power
De Agostini S.p.A.(*)	93,349,318	46.11%	51.09%

______________________________________________________________________
(*) Includes the ordinary shares held in the Parent by DeA Partecipazioni S.p.A., a wholly owned subsidiary of De Agostini S.p.A., which holds 4.98% of the Parent's ordinary shares.

Immediately prior to effectiveness of the Mergers on April 7, 2015, De Agostini S.p.A. held 93,349,318 ordinary shares of GTECH, equal to approximately 53.30% of GTECH’s then-outstanding ordinary share capital, and DeA Partecipazioni S.p.A. held 10,073,006 ordinary shares of GTECH, equal to approximately 5.75% of GTECH’s then-outstanding ordinary share capital. Because DeA Partecipazioni S.p.A. is a wholly owned subsidiary of De Agostini S.p.A., both entities are referred to collectively as “De Agostini” unless the context otherwise requires. In connection with the Mergers, the Parent issued 198,526,804 ordinary shares, which was the primary cause of the decrease in percent of ordinary shares owned by De Agostini. During the past three years prior to April 7, 2015, there were no significant changes in the percentage ownership held by De Agostini in GTECH.

De Agostini does not have different voting rights from the Parent's other shareholders. However, through its voting power, De Agostini has the ability to significantly influence the decisions submitted to a vote of the Parent's shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity, and the incurrence of indebtedness.

The Parent's ordinary shares are listed and can be traded on the NYSE in U.S. dollars. The Parent's special voting shares are not listed on the NYSE and will be transferable only in very limited circumstances.

The Parent's ordinary shares may be held in the following two ways:

•
Beneficial interests in the Parent's ordinary shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee

•	In certificated form

At April 3, 2017, 84% of the Parent's ordinary shares were held in the U.S. by 124 record holders. At April 3, 2017, there were 202,430,273 special voting shares of the Parent outstanding, which are all held by Computershare Company Nominees Limited in its capacity as the nominee appointed by the Parent to hold the special voting shares under the terms of the Parent’s loyalty share plan.

At March 31, 2017, B&D di Marco Drago e C. S.a.p.a. owned 66.85% of De Agostini. As described above, De Agostini controls the Parent.

B.	Related Party Transactions

Amounts receivable from and payable to related parties are as follows:

	December 31,
($ thousands)	2016	2015

Tax related receivables	—	1,286
Trade receivables	71	8
De Agostini Group	71	1,294

Trade receivables	10,970	17,347
Autogrill S.p.A.	10,970	17,347

Trade receivables	1,597	2,086
OPAP S.A.	1,597	2,086

Trade receivables	—	—
Ringmaster S.r.l.	—	—

Total related party receivables	12,638	20,727

Tax related payables	72,916	35,627
Trade payables	27,578	3,354
De Agostini Group	100,494	38,981

Trade payables	365	846
Autogrill S.p.A.	365	846

Trade payables	2,454	524
Ringmaster S.r.l.	2,454	524

Total related party payables	103,313	40,351

Tax related receivables and payables arise from the tax consolidation performed at the De Agostini Group level.

The following table sets forth transactions with related parties:

	For the year ended December 31,
($ thousands)	2016	2015	2014
Service revenue and product sales
OPAP S.A.	4,437	4,036	3,153
Ringmaster S.r.l.	156	239	535
Autogrill S.p.A.	59	6,060	7,834
De Agostini Group	19	21	380
	4,671	10,356	11,902

Operating costs
Ringmaster S.r.l.	9,535	12,651	14,808
Assicurazioni Generali S.p.A.	3,102	3,003	3,641
Autogrill S.p.A.	678	—	—
Willis Towers Watson	550	5,000	3,300
OPAP S.A.	87	—	—
De Agostini Group	57	569	1,266
	14,009	21,223	23,015

From time to time, the Company makes strategic investments in publicly traded and privately held companies that develop software, hardware and other technologies or provide services supporting its technologies. The Company may purchase from or make sales to these organizations. The Company believes that the terms of each of these arrangements were fair and not less favorable to the Company than could have been obtained from unaffiliated parties.

De Agostini Group

The Company is majority owned by De Agostini S.p.A. Amounts receivable from De Agostini S.p.A. and subsidiaries of De Agostini S.p.A. (“De Agostini Group”) are non-interest bearing.

Autogrill S.p.A.

A Board member, Gianmario Tondato da Ruos, is Chief Executive Officer and a director of Autogrill S.p.A. (“Autogrill”), a global operator of food and beverage services for travelers. Under concessions signed with operators of airports, motorways and railway stations in Italy, Autogrill is also a seller of scratch and win (“S&W”) and lottery tickets.

Ringmaster S.r.l.

The Company has a 50% interest in Ringmaster S.r.l., an Italian joint venture, which is accounted for using the equity method of accounting. Ringmaster S.r.l. provides software development services for the Company’s interactive gaming business pursuant to an agreement dated December 7, 2011. The Company's investment in Ringmaster S.r.l. was $0.6 million and $0.5 million at December 31, 2016 and 2015, respectively.

Assicurazioni Generali S.p.A.

Assicurazioni Generali S.p.A. (“Generali”) is a related party of the Company as the Vice-Chairman of the Board also serves on Generali’s board of directors. In 2012, the Company entered into a lease agreement to lease the Company’s facility in Rome, Italy from a wholly-owned subsidiary of Generali.

Yeonama Holdings Co. Limited and OPAP S.A.

The Company has a 30% interest in Yeonama Holdings Co. Limited (“Yeonama”), which is accounted for at cost. Yeonama is a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A. (“OPAP”), the Greek gaming and football betting operator. Marco Sala, Chief Executive Officer of the Company and Board member, is a member of the board of directors of OPAP. GTECH UK Interactive Limited (“GTECH UK”), a subsidiary of the Company, provides sports betting and player account management systems to OPAP S.A. The Company is also a technology provider of VLT central systems to OPAP S.A. The Company's investment in Yeonama was $20.3 million and $20.9 million at December 31, 2016 and 2015, respectively.

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

The Company’s investment in Connect Ventures One LP was $4.2 million and $4.7 million at December 31, 2016 and December 31, 2015, respectively. The Company accounts for this investment as an available for sale investment.

Connect Ventures Two LP

Since November 24, 2015, the Company has held an investment in Connect Ventures Two LP. The fund is considered a related party because at least one key figure in the fund’s management is related to a number of leading representatives of De Agostini S.p.A., as well as directors of the Company.

The Company’s investment in Connect Ventures Two LP was $1.7 million and $0.5 million at December 31, 2016 and December 31, 2015, respectively. The Company accounts for its investment as an available for sale investment.

Willis Towers Watson

One of the Board members, James McCann, is a member of the board of directors of Willis Towers Watson (previously Willis Group Holdings PLC) (“Willis Towers”), a global firm with offerings from insurance and reinsurance to retirement planning and health-care consulting. Another Board member, Sir Jeremy Hanley, was a member of the board of directors of Willis Ltd., a subsidiary of Willis Towers until February 2017. The Company obtains insurance coverage, including director and officer insurance, through subsidiaries of Willis Towers.

Employment Arrangement

Enrico Drago, the son of Board member Marco Drago, is a board member and Chief Executive Officer of the Company’s wholly owned subsidiary Lottomatica S.p.A. On March 29, 2017, Enrico Drago resigned as CEO and board member of Lottomatica Spa. He continues to serve as a board member of Lottoitalia.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.                 Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for the Company's Consolidated Financial Statements and reports of its independent registered accounting firms. The Company has not yet implemented a formal policy on dividend distributions.

B.	Significant Changes

Not applicable.

Item 9.                 The Offer and Listing

A.	Offer and Listing Details

On April 7, 2015, the Parent's ordinary shares began trading on the NYSE under the symbol “IGT.”  The following tables set forth the high and low prices of the Parent's ordinary shares as reported on the NYSE for each of the periods indicated:

Ordinary Share Price

	NYSE
	High	Low
Year:
2016	$32.07	$12.48
2015	$21.23	$14.34

	NYSE
Reference Date	High	Low
Quarter
First Quarter 2017	$28.15	$23.01
Fourth Quarter 2016	$32.07	$22.95
Third Quarter 2016	$24.95	$17.83
Second Quarter 2016	$19.91	$16.65
First Quarter 2016	$18.37	$12.48
Fourth Quarter 2015	$16.95	$14.34
Third Quarter 2015	$20.03	$15.12
Second Quarter 2015	$21.23	$17.29

	NYSE
Reference Date	High	Low
Month
April 2017 (up to and including April 18, 2017)	$23.98	$21.24
March 2017	$27.90	$23.01
February 2017	$27.64	$26.02
January 2017	$28.15	$25.52
December 2016	$26.77	$22.95
November 2016	$32.07	$25.53
October 2016	$28.97	$24.24

On April 18, 2017, the last reported daily closing price of the Parent's ordinary shares as reported was $21.93 per share on the NYSE.

B.	Plan of Distribution
Not applicable.

C.	Markets
The Parent's outstanding ordinary shares are listed on the NYSE under the symbol “IGT.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

Item 10.                          Additional Information

A.	Share Capital

Not applicable.

B. Memorandum and Articles of Association

The Parent is a public limited company registered in England and Wales under company number 09127533. Its objects are unrestricted, in line with the default position under the Companies Act 2006, as amended (“CA 2006”). The following is a summary of certain provisions of the Articles and of the applicable laws of England. The following is a summary and, therefore, does not contain full details of the Articles, which are attached as Exhibit 1.1 to this annual report on Form 20-F.

Board of directors (the “Board”)

Directors’ interests

Except as otherwise provided in the Articles, a director may not vote on or be counted in the quorum in relation to a resolution of the directors or committee of the directors concerning a matter in which he has a direct or indirect interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Parent), but this prohibition does not apply to any interest arising only because a resolution concerns any of the following matters:

•
the giving of a guarantee, security, or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Parent or any of its subsidiary undertakings;

•
the giving of a guarantee, security, or indemnity in respect of a debt or obligation of the Parent or any of its subsidiary undertakings for which the director has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

•
a transaction or arrangement concerning an offer of shares, debentures, or other securities of the Parent or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

•
a transaction or arrangement to which the Parent is or is to be a party concerning another company (including a subsidiary undertaking of the Parent) in which he or any person connected with him is interested (directly or indirectly) whether as an officer, shareholder, creditor, or otherwise (a “relevant company”), if he and any persons connected with him do not to his knowledge hold an interest in shares (as that term is used in sections 820 to 825 of the CA 2006) representing 1% or more of either any class of the equity share capital (excluding any share of that class held as treasury shares) in the relevant company or of the voting rights available to members of the relevant company;

•
a transaction or arrangement for the benefit of the employees of the Parent or any of its subsidiary undertakings (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; or

•	a transaction or arrangement concerning the purchase or maintenance of any insurance policy for the benefit of directors or for the benefit of persons including directors.

Directors’ borrowing powers

The directors may exercise all the powers of the Parent to borrow money and to mortgage or charge all or part of the undertaking, property, and assets (present or future) and uncalled capital of the Parent and, subject to the CA 2006, to issue debentures and other securities, whether outright or as collateral security for a debt, liability, or obligation of the Parent or of a third party.

Directors’ shareholding requirements

A director need not hold shares in the Parent to qualify to serve as a director.

Age limit

There is no age limit applicable to directors in the Articles.

Compliance with NYSE Rules

For as long as the Parent’s ordinary shares are listed on the NYSE, the Parent will comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Parent is a foreign private issuer.

Classes of shares

The Parent has three classes of shares in issue. This includes ordinary shares of U.S. $0.10 each; special voting shares of U.S. $0.000001 each (the “Special Voting Shares”); and sterling non-voting shares of £1.00 each (the “Sterling Non-Voting Shares”).

Dividends and distributions

Subject to the CA 2006, the Parent's shareholders may declare a dividend on the Parent's ordinary shares by ordinary resolution, and the Board may decide to pay an interim dividend to holders of the Parent's ordinary shares in accordance with their respective rights and interests in the Parent, and may fix the time for payment of such dividend. Under English law, dividends may only be paid out of distributable reserves, defined as accumulated realized profits not previously utilized by distribution or capitalization less accumulated realised losses to the extent not previously written off in a reduction or reorganization of capital duly made, and not out of share capital, which includes the share premium account.

The Special Voting Shares and Sterling Non-Voting Shares do not entitle their holders to dividends.

If 12 years have passed from the date on which a dividend or other sum from the Parent became due for payment and the distribution recipient has not claimed it, the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by the Parent.

The Articles also permit a scrip dividend scheme under which the directors may, with the prior authority of an ordinary resolution of the Parent, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares in either case credited as fully paid instead of cash in respect of all or part of a dividend or dividends specified by the resolution.

Voting rights

Subject to any rights or restrictions as to voting attached to any class of shares and subject to disenfranchisement in the event of non-payment of any call or other sum due and payable in respect of any shares not fully paid, the voting rights of shareholders of the Parent in a general meeting are as follows:

1.              On a show of hands,

a.              the shareholder of the Parent who (being an individual) is present in person or (being a corporation) is present by a duly authorized corporate representative at a general meeting of the Parent will have one vote; and

b.             every person present who has been appointed by a shareholder as a proxy will have one vote, except where:

i.                  that proxy has been appointed by more than one shareholder entitled to vote on the resolution; and

ii.               the proxy has been instructed:

A.            by one or more of those shareholders to vote for the resolution and by one or more of those shareholders to vote against the resolution; or

B.     by one or more of those shareholders to vote in the same way on the resolution (whether for or against) and one or more of those shareholders has permitted the proxy discretion as to how to vote, in which case, the proxy has one vote for and one vote against the resolution.

2.              On a poll taken at a meeting, every qualifying shareholder present and entitled to vote on the resolution has one vote for every ordinary share of the Parent of which he, she, or it is the holder, and 0.9995 votes for every Special Voting Share for which he, she, or it is entitled under the terms of the Parent’s loyalty voting structure to direct the exercise of the vote.

Under the Articles, a poll on a resolution may be demanded by the chairman, the directors, five or more people having the right to vote on the resolution, or a shareholder or shareholders (or their duly appointed proxies) having not less than 10% of either the total voting rights or the total paid up share capital. Such persons may demand the poll both in advance of, and during, a general meeting, either before or after a show of hands on a resolution.

In the case of joint holders, the vote of the senior holder who votes (or any proxy duly appointed by him) may be counted by the Parent.

The necessary quorum for a general shareholder meeting is the shareholders who together represent at least a majority of the voting rights of all the shareholders entitled to vote at the meeting, present in person or by proxy, save that if the Parent only has one shareholder entitled to attend and vote at the general meeting, one shareholder present in person or by proxy at the meeting and entitled to vote is a quorum. If a meeting is adjourned for lack of quorum, the quorum of the adjourned meeting will be one shareholder present in person or by proxy.

The Sterling Non-Voting Shares carry no voting rights (save where required by law).

Winding up

On a return of capital of the Parent on a winding up or otherwise, the holders of the Parent's ordinary shares (and any other shares outstanding at the relevant time which rank equally with such shares) will share equally, on a share for share basis, in the Parent’s assets available for distribution, save that:

•	the holders of the Special Voting Shares will be entitled to receive out of the assets of the Parent available for distribution to its shareholders the sum of, in aggregate, U.S. $1.00; and

•	the holders of the Sterling Non-Voting Shares will be entitled to receive out of the assets of the Parent available for distribution to its shareholders the sum of, in aggregate, £1.00,

but in no case will any of such holders be entitled to any further participation in the assets of the Parent.

Redemption provisions

The Parent's ordinary shares are not redeemable.

The Special Voting Shares may be redeemed by the Parent for nil consideration in certain circumstances (as set out in the Articles).

The Sterling Non-Voting Shares may be redeemed by the Parent for nil consideration at any time.

Sinking fund provisions

None of the Parent's shares are subject to any sinking fund provision under the Articles or as a matter of English law.

Liability to further calls

No holder of any share in the Parent is liable to make additional contributions of capital in respect of its shares.

Discriminating provisions

There are no provisions discriminating against a shareholder because of his or her ownership of a particular number of shares.

Variation of class rights

Any special rights attached to any shares in the Parent's capital may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, either while the Parent is a going concern or during or in contemplation of a winding up, with the consent in writing of those entitled to attend and vote at general meetings of the Parent representing 75% of the voting rights attaching to the Parent's ordinary shares and the Special Voting Shares, in aggregate, which may be exercised at such meetings, or with the sanction of 75% of those votes attaching to the Parent's ordinary shares and the Special Voting Shares, in aggregate, cast on a special resolution proposed at a separate general meeting of all those entitled to attend and vote at the Parent's general meetings, but not otherwise. The CA 2006 allows an English company to have flexibility in its articles of association with respect to variation of class rights, but the foregoing is typical and it broadly matches the default position under the CA 2006.

A resolution to vary any class rights relating to the giving, variation, revocation or renewal of any authority of the directors to allot shares or relating to a reduction of the Parent’s capital may only be varied or abrogated in accordance with the CA 2006 but not otherwise.

The rights attached to a class of shares are not, unless otherwise expressly provided for in the rights attaching to those shares, deemed to be varied by the creation, allotment, or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by the Parent of its own shares in accordance with the CA 2006.

General meetings and notices

The Board has the power to call a general meeting of shareholders at any time. In addition, the Board must convene such a meeting if it has received requests to do so from shareholders representing at least 5% of the paid up share capital of the Parent as carries voting rights at general meetings in accordance with section 303 of the CA 2006.

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

The notice of a general meeting will be given to the shareholders (other than any who, under the provisions of the Articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the Board, to the beneficial owners nominated to enjoy information rights under the CA 2006, and to the auditors. The shareholders entitled to receive notice of a general meeting are those on the register at the close of business on a day determined by the directors. Under English law, the Parent is required to hold an annual general meeting within six months from the day following the end of its fiscal year and, subject to the foregoing, the meeting may be held at a time and place determined by the Board whether within or outside of the U.K.

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

Limitations on rights to own shares

There are no limitations imposed by the Articles or the applicable laws of England on the rights to own shares, including the right of non-residents or foreign persons to hold or vote the Parent's shares, other than limitations that would generally apply to all shareholders.

Change of control

There is no specific provision in the Articles that directly would have an effect of delaying, deferring, or preventing a change in control of the Parent and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Parent or any of its subsidiaries. However, the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of the Parent. As a result of the loyalty voting structure, it is possible that a relatively large portion of the voting power of the Parent could be concentrated in a relatively small number of holders who would have significant influence over the Parent. Such shareholders participating in the loyalty voting structure could reduce the likelihood of change of control transactions that may otherwise benefit holders of the Parent's ordinary shares.  For a discussion of this risk, see “Item 3 Key Information - D. Risk Factors."

Disclosure of ownership interests in shares

Under article 60 of the Articles, shareholders must comply with the notification obligations to the Parent contained in Chapter 5 (Vote Holder and Issuer Notification Rules) of the Disclosure and Transparency Rules (“DTR”) (including, without limitation, the provisions of DTR 5.1.2) as if the Parent were an issuer whose home member state is in the United Kingdom, save that the obligation arises if the percentage of voting rights reaches, exceeds, or falls below 1% and each one percent threshold thereafter (up or down) up to 100%. In effect, this means that a shareholder must notify the Parent if the percentage of voting rights in the Parent it holds reaches 1% and crosses any one percent threshold thereafter (up or down).

Section 793 of the CA 2006 gives the Parent the power to require persons whom it knows have, or whom it has reasonable cause to believe have, or within the previous three years have had, any ownership interest in any shares of the Parent to disclose specified information regarding those shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information) after the date the notice is sent can result in criminal or civil sanctions being imposed against the person in default.

Under the Articles, if any shareholder, or any other person appearing to be interested in the Parent's shares held by such shareholder, fails to give the Parent the information required by a section 793 notice, then the Board may withdraw voting and certain other rights, place restrictions on the rights to receive dividends, and transfer such shares (including any shares allotted or issued after the date of the Section 793 notice in respect of those shares).

Changes in share capital

The Articles authorize the directors, for a period of up to five years from the date of the shareholder resolution granting them authority (which resolution was passed on March 13, 2015), to purchase its own shares of any class, on the terms of any buyback contract approved by the shareholders (or otherwise as may be permitted by the CA 2006), provided that:

1.             the maximum aggregate number of the Parent's ordinary shares authorized to be purchased equals 20% of the total issued ordinary shares of the relevant class on April 7, 2015 (subject to adjustments for consolidation or division);

2.             the maximum price that may be paid to purchase an ordinary share of the Parent is 105% of the average market value of an ordinary share for the five business days prior to the day the purchase is made (subject to any further price restrictions contained in any buyback contract);

3.             the maximum aggregate number of Special Voting Shares authorized to be purchased will equal 20% of the total issued Special Voting Shares of the relevant class on April 7, 2015 (subject to adjustments for consolidation or division); and

4.              the maximum price that may be paid to purchase a Special Voting Share is its nominal value.

These provisions are more restrictive than required under English law; an English company is not required to set limits in its articles on the maximum aggregate number or price paid for the repurchase of its shares.

The Articles authorize the directors, for a period of up to five years from the date of the shareholder resolution granting them authority (which resolution was passed on March 13, 2015), to allot shares in the Parent, or to grant rights to subscribe for or to convert or exchange any security into shares in the Parent, up to an aggregate nominal amount (i.e., par value) of U.S. $185,000,000.

The Articles authorize the directors, for a period of up to five years from the date of the shareholder resolution granting them authority (which resolution was passed on March 13, 2015), to exclude pre-emption rights in respect of such issuances up to an aggregate nominal amount (i.e., par value) of U.S. $185,000,000.

These provisions are more restrictive than required under English law; an English company is not required to set limits in its articles on the maximum amounts for allotment of shares or exclusion of pre-emption rights.

C.	Material Contracts

 Voting Agreement

In connection with the Merger Agreement, on July 15, 2014, the Parent and International Game Technology entered into a voting agreement (the “Voting Agreement”) with De Agostini.  The Voting Agreement requires that, from and after April 7, 2015 until April 7, 2018, De Agostini will vote all of the Parent's ordinary shares then owned in favor of any proposal or action so as to effect and preserve the board and executive officer composition of the Parent in place immediately following the Mergers.  Pursuant to the Voting Agreement, De Agostini is restricted from transferring any covered ordinary shares of the Parent to any affiliate prior to April 7, 2018, unless the affiliate agrees to be bound by the Voting Agreement.

The Voting Agreement will terminate on April 7, 2018.  All determinations regarding any dispute between the Parent, International Game Technology, and De Agostini following the effective times of the Mergers will be made by a committee of independent directors of the Parent who are not directors, officers, or employees of De Agostini.

Agreements Related to the Italian Lotto Concession

In March 2016, the Parent, through its subsidiary Lottomatica, Italian Gaming Holding a.s., Arianna 2001 and Novomatic Italia (the "Consortium") entered into a consortium agreement (the "Consortium Agreement") to bid on the Italian Gioco del Lotto service concession (the “Lotto Concession”). On May 16, 2016, the Consortium was awarded management of the Lotto Concession for a nine-year term. Under the terms of the Consortium Agreement, Lottomatica is the principal operating partner to fulfill the requirements of the Lotto Concession. According to the bid procedure and Consortium Agreement, a joint venture company called Lottoitalia s.r.l ("Lottoitalia") has been established with Lottomatica having 61.5% equity ownership interest, and the remainder of the equity ownership shared among the other three Consortium members. The Consortium Agreement provides that if the Consortium members are unable to reach agreement upon certain specified matters or if Lottoitalia’s cash flows generated in the first year of operation fall below a pre-determined level, one of the Consortium members, Italian Gaming Holding (“IGH”), may put its entire 32.50% interest in Lottoitalia to Lottomatica and, in certain cases, Lottomatica may exercise a call option to acquire IGH’s entire interest in Lottoitalia. For a further discussion of these call and put rights, please see “Notes to Consolidated Financial Statements—18. Redeemable Non-Controlling Interest.”

Illinois Contract Letter Agreement
The Company provides lottery management services in Illinois through Northstar Lottery Group, LLC (“Northstar”), a consortium in which a subsidiary of the Parent, IGT Global Solutions Corporation ("IGT Global") holds an 80% controlling interest.  IGT Global provides certain hardware, equipment, software, and support services to Northstar under a supply agreement (the "IGT Supply Agreement").  On December 9, 2014, the Illinois Department of Lottery, part of the State of Illinois, and Northstar entered into an agreement (the “Termination Agreement”) to terminate their relationship under the private management agreement (the “PMA”) between them. In 2015, the Illinois Attorney General questioned the validity of the Termination Agreement which resulted in the parties entering into a new agreement.
Effective September 18, 2015, Northstar, IGT Global, and Scientific Games International, Inc. signed a Letter Agreement (the “Letter Agreement”) with the State of Illinois and the Illinois Department of Lottery that superseded the Termination Agreement. The Letter Agreement sets forth the terms governing the termination of the PMA, the transition services to be provided by Northstar, and the amendment and expiration terms of the IGT Supply Agreement and the supply agreement between Northstar and Scientific Games.  Under the terms of the Letter Agreement and extensions thereof, the PMA shall remain in effect until the earlier of (i) the date that a transition of Northstar’s responsibilities to a replacement private manager is complete, or (ii) January 1, 2018. In addition, the PMA may be extended for additional periods of between three and six months, upon the agreement of the Illinois Department of Lottery and Northstar, provided that Northstar receives written notice of the desired length of extension at least ninety (90) days’ prior to the expiration of the then current term, and Northstar agrees in writing to such extension.  The IGT Supply Agreement has been extended and is currently set to expire on July 1, 2018.  If a replacement private manager is selected, the Letter Agreement provides IGT Global with the right to negotiate with the new replacement private manager to extend the IGT Supply Agreement beyond such date.  If the parties do not come to an agreement to extend or modify the IGT Supply Agreement by July 1, 2018 as consideration for the shortened IGT Supply Agreement, IGT Global will be paid a fee.

Related Party Agreements

For a discussion of the Company's related party transactions, please see “Item 7.  Major Shareholders and Related Party Transactions—B.  Related Party Transactions.”

Compensation Arrangements

For a description of compensation arrangements with the Parent's directors and executive officers, please see “Item 6. Directors, Senior Managements and Employees — B. Compensation.”

Financing

For a description of the Company's outstanding financing agreements, please see section “Item 3. Key Information—B. Liquidity and Capital Resources—Credit Facilities and Indebtedness.”

D.	Exchange Controls

Other than applicable taxation, anti-money laundering, and counter-terrorist financing law and regulations and certain economic sanctions which may be in force from time to time, there are currently no English laws or regulations, or any provision of the Articles, which would prevent the transfer of capital or remittance of dividends, interest, and other payments to holders of the Parent’s securities who are not residents of the U.K. on a general basis.

E.	Taxation

Material United States Federal Income Tax Considerations

This section summarizes certain material U.S. federal income tax considerations regarding the ownership and disposition of the Parent's ordinary shares by a U.S. holder (as defined below). This summary is based on U.S. federal income tax law, including the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, administrative guidance and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. No ruling from the Internal Revenue Service (the "IRS") has been sought with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. The discussion assumes that the Parent's shareholders hold their ordinary shares, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion further assumes that all items or transactions identified as debt will be respected as such for U.S. federal income tax purposes.

This summary does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to the Parent's shareholders in light of their personal circumstances, including any tax consequences arising under the tax on certain investment income pursuant to the Health Care and Education Reconciliation Act of 2010 or arising under the the U.S. Foreign Account Tax Compliance Act, (or any Treasury regulations or administrative guidance promulgated thereunder, any intergovernmental agreement entered into in connection therewith or any non-U.S. laws, rules or directives implementing or relating to any of the foregoing), or to shareholders subject to special treatment under the Code, including (but not limited to):

•	banks, thrifts, mutual funds, and other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	broker-dealers;

•	tax-exempt organizations and pension funds;

•	U.S. holders that own (directly, indirectly, or constructively) 10% or more of the Company's stock (by vote or value);

•	insurance companies;

•	dealers or brokers in securities or foreign currency;

•	individual retirement and other deferred accounts;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates;

•	“passive foreign investment companies” or “controlled foreign corporations”;

•	persons subject to the alternative minimum tax;

•	U.S. holders that hold their shares as part of a straddle, hedging, conversion constructive sale or other risk reduction transaction;

•	partnerships or other entities or other arrangements treated as partnerships for U.S. federal income tax purposes and their partners and investors; and

•	U.S. holders that received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

This discussion does not address any non-income tax considerations or any state, local or non-U.S tax consequences. For purposes of this discussion, a "U.S. holder" means a beneficial owner of the Parent's ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax considerations. Each of the Parent's shareholders is urged to consult with such shareholder’s tax advisor with respect to the particular tax consequences of the ownership and disposition of the Parent's ordinary shares to such shareholder.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds the Parent's ordinary shares, the tax treatment of a partner therein will generally depend upon the status of such partner, the activities of the partnership and certain determinations made at the partner level. Any such holder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the ownership and disposition of their ordinary shares.

Ownership and Disposition of the Parent's Ordinary Shares

The following discusses certain material U.S. federal income tax consequences of the ownership and disposition of the Parent's ordinary shares by U.S. holders and assumes that the Parent will be a resident exclusively of the U.K. for all tax purposes.

Taxation of Distributions

Subject to the discussion below under "Passive Foreign Investment Company Considerations", the gross amount of distributions with respect to the Parent's ordinary shares (including the amount of any non-U.S. withholding taxes) will be taxable as dividends, to the extent that they are paid out of the Parent's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will be includable in a U.S. holder’s gross income as ordinary dividend income on the day actually or constructively received by the U.S. holder. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

The gross amount of the dividends paid by the Parent to non-corporate U.S. holders may be eligible to be taxed at reduced rates of U.S. federal income tax applicable to “qualified dividend income.” Recipients of dividends from non-U.S. corporations will be taxed at this rate, provided that certain holding period requirements are satisfied and certain other requirements are met, if the dividends are received from “qualified foreign corporations,” which generally include corporations eligible for the benefits of an income tax treaty with the United States that the U.S. Secretary of the Treasury determines is satisfactory and includes an information exchange program. The U.S. Department of the Treasury and the IRS have determined that the U.K.- U.S. Income Tax Treaty is satisfactory for this purposes and the Parent believes that it is eligible for benefits under such treaty. Dividends paid with respect to stock of a foreign corporation which stock is readily tradable on an established securities market in the United States will also be treated as having been received from a “qualified foreign corporation.” The U.S. Department of the Treasury and the IRS have determined that common stock is considered readily tradable on an established securities market if it is listed on an established securities market in the United States, such as the NYSE.

Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of the Parent's status as a qualified foreign corporation. In addition, even if the minimum holding period requirement has been met, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. Each U.S. holder should consult its own tax advisors regarding the application of these rules given its particular circumstances.

To the extent that the amount of any distribution exceeds the Parent’s current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the excess will first be treated as a tax-free return of capital to the extent of each U.S. holder’s adjusted tax basis in the Parent's ordinary shares and will reduce such U.S. holder's basis accordingly. The balance of the excess, if any, will be taxed as capital gain, which would be long-term capital gain if the holder has held the Parent's ordinary shares for more than one year at the time the distribution is received. Long-term capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at reduced rates. The deduction of capital losses is subject to limitations.

The amount of any distribution paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by the Parent, calculated by reference to the exchange rate in effect on the date the distribution is includible in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. holder would not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the distribution payment in income to the date such U.S. holder actually converts the payment into U.S. dollars will generally be treated as ordinary income or loss.

Sale, Exchange, or Other Taxable Disposition

Subject to the discussion below under "Passive Foreign Investment Company Considerations", a U.S. holder will generally recognize taxable gain or loss on the sale, exchange or other taxable disposition of the Parent's ordinary shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange, or other taxable disposition and the U.S. holder’s tax basis in such Parent's ordinary shares. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the ordinary shares have been held for more than one year. Long-term capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at reduced rates. The deduction of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

A Passive Foreign Investment Company ("PFIC") is any foreign corporation if, after the application of certain “look-through” rules, (a) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code, or (b) at least 50% of the average value of its assets produces “passive income” or is held for the production of “passive income.” The determination as to PFIC status is a fact-intensive determination that includes ascertaining the fair market value (or, in certain circumstances, tax basis) of all the Parent's assets on a quarterly basis and the character of each item of income, and cannot be completed until the close of a taxable year. If a U.S. holder is treated as owning PFIC stock, such U.S. holder will be subject to special rules generally intended to reduce or eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all of its earnings on a current basis. These rules may adversely affect the tax treatment to a U.S. holder of distributions paid by the Parent and of sales, exchanges, and other dispositions of the Parent's ordinary shares, and may result in other adverse U.S. federal income tax consequences.

The Parent believes that the ordinary shares should not be treated as shares of a PFIC in the current taxable year, and the Parent does not expect that it will become a PFIC in the future. However, there can be no assurance that the IRS will not successfully challenge this position or that the Parent will not become a PFIC at some future time as a result of changes in the Parent's assets, income, or business operations.

Each U.S. holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of acquiring, owning or disposing of the Parent's ordinary shares if the Parent's is or becomes classified as a PFIC, including the possibility of making a mark-to-market election. The remainder of the discussion below assumes that the Parent is not a PFIC, has not been a PFIC and will not become a PFIC in the future.

Information Reporting

U.S. individuals and certain entities with interests in “specified foreign financial assets” (including, among other assets, the Parent's ordinary shares, unless such shares were held on such U.S. holder’s behalf through certain financial institutions) with values in excess of certain thresholds are required to file an information report with the IRS. Taxpayers that fail to file the information report when required are subject to penalties. U.S. holders should consult their own tax advisors as to the possible obligation to file such information reports in light of their particular circumstances.

Special Voting Shares

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE RECEIPT, OWNERSHIP, OR LOSS OF ENTITLEMENT TO INSTRUCT THE NOMINEE ON HOW TO VOTE IN RESPECT OF SPECIAL VOTING SHARES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES AND AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES THEREOF ARE UNCERTAIN. ACCORDINGLY, U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP, AND LOSS OF ENTITLEMENT TO INSTRUCT THE NOMINEE ON HOW TO VOTE IN RESPECT OF SPECIAL VOTING SHARES.

While the tax consequences of the receipt of special voting shares upon request from the Nominee are unclear, such receipt is not expected to constitute a separate transaction for U.S. federal income tax purposes. As such, the receipt of the special voting shares is not expected to give rise to a taxable event for U.S. federal income tax purposes.

Material U.K. Tax Considerations

The following summary is intended to apply only as a general guide to certain United Kingdom (“U.K.”) tax considerations, and is based on current U.K. tax law and current published practice of HM Revenue and Customs (“HMRC”), both of which are subject to change at any time, possibly with retrospective effect. They relate only to certain limited aspects of the U.K. taxation treatment of investors who are resident and, in the case of individuals, domiciled in (and only in) the U.K. for U.K. tax purposes (except to the extent that the position of non-U.K. resident shareholders is expressly referred to), who will hold the Parent's ordinary shares as investments (other than under an individual savings account or a self-invested personal pension) and who are the beneficial owners of the Parent's ordinary shares. The statements may not apply to certain classes of investors such as (but not limited to) persons acquiring their ordinary shares in connection with an office or employment, dealers in securities, insurance companies, and collective investment schemes.

Any shareholder or potential investor should obtain advice from his or her own investment or taxation advisor.

Dividends

The Parent will not be required to withhold tax at the source from dividend payments it makes.

U.K. resident individual shareholders

With effect from April 6, 2016, individual shareholders are no longer entitled to credit in respect of any dividend received from the Parent. Instead, and to the extent that the dividends they receive (whether from the Parent or other companies) exceed the tax free dividend allowance (£5,000 for the tax year 2016/2017 and £2,000 for the tax year beginning on April 6, 2017), they are taxed on such dividends at either 7.5% (for shareholders who are liable to tax only at the basic rate), 32.5% (for shareholders who are liable to pay tax at the higher rate) or 38.1% (for shareholders who are liable to pay tax at the additional rate).

U.K. resident corporate shareholders

A corporate shareholder resident in the U.K. for tax purposes which is a “small company” for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 will not be subject to U.K. corporation tax on any dividend received from the Parent provided that certain conditions are met (including an anti-avoidance condition).

Other corporate shareholders resident in the U.K. for tax purposes will not be subject to U.K. corporation tax on any dividend received from the Parent so long as the dividends fall within an exempt class and certain conditions are met. For example, (1) dividends paid on shares that are not redeemable and do not carry any present or future preferential rights to dividends or to a company’s assets on its winding up, and (2) dividends paid to a person holding less than a 10% interest in the Parent should generally fall within an exempt class. However, the exemptions mentioned above are not comprehensive and are subject to anti-avoidance rules.

If the conditions for exemption are not met or cease to be satisfied, or such a corporate shareholder elects an otherwise exempt dividend to be taxable, the shareholder will be subject to U.K. corporation tax on dividends received from the Parent, at the rate of corporation tax applicable to that corporate shareholder (currently 20%).

 Non-U.K. resident shareholders

A shareholder resident outside the U.K. for tax purposes and who holds the Parent's ordinary shares as investments will not generally be liable to tax in the U.K. on any dividend received from the Parent.

A non-U.K. resident shareholder may also be subject to taxation on dividend income under local law. A shareholder who is not solely resident in the U.K. for tax purposes should consult his or her own tax advisers concerning his or her tax liabilities (in the U.K. and any other country) on dividends received from the Parent, whether he or she is entitled to claim any part of the tax credit and, if so, the procedure for doing so, and whether any double taxation relief is due in any country in which he or she is subject to tax.

Taxation of Capital Gains

Disposal of the Parent's Ordinary Shares

A disposal or deemed disposal of the Parent's ordinary shares by a shareholder who is resident in the U.K. for tax purposes may, depending upon the shareholder’s circumstances and subject to any available exemptions and reliefs (such as the annual exempt amount for individuals and indexation allowance for corporate shareholders), give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of capital gains.

If an individual shareholder who is subject to income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of the Parent's ordinary shares, the applicable rate will be either 10% or 20% (save in some limited circumstances).

 A shareholder who is not resident in the U.K. for tax purposes should not normally be liable to U.K. taxation on chargeable gains on a disposal of the Parent's ordinary shares. However, an individual shareholder who has ceased to be resident in the U.K. for tax purposes for a period of less than five years and who disposes of the Parent's ordinary shares during that period may be liable on his return to the U.K. to U.K. taxation on any capital gain realized (subject to any available exemption or relief).

Inheritance Tax

The Parent's ordinary shares will be assets situated in the U.K. for the purposes of U.K. inheritance tax. A gift or settlement of such assets by, or on the death of, an individual holder of such assets may (subject to certain exemptions and reliefs and depending upon the shareholder’s circumstances) give rise to a liability to U.K. inheritance tax even if the holder is not a resident of or domiciled in the U.K. for tax purposes. For inheritance tax purposes, a transfer of assets at less than market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit.

A charge to inheritance tax may arise in certain circumstances where the Parent's ordinary shares are held by close companies and by trustees of settlements. Shareholders should consult an appropriate tax adviser as to any inheritance tax implications if they intend to make a gift or transfer at less than market value or intend to hold the Parent's ordinary shares through a close company or trust arrangement.

Shareholders and/or potential investors who are in any doubt as to their tax position, or who are subject to tax in any jurisdiction other than the U.K., should consult a suitable professional advisor.

Material Italian Tax Considerations

This section describes the material Italian tax consequences of the ownership and transfer of the Parent's ordinary shares. The following description does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to own or dispose of the shares (such as Italian inheritance and gift tax considerations, and transfer tax considerations) and, in particular does not discuss the treatment of shares that are held in connection with a permanent establishment or a fixed base through which a non-Italian resident shareholder carries on business or performs personal services in Italy.

For the purposes of this discussion, an “Italian Shareholder” is a beneficial owner of the Parent's ordinary shares that is:

•	an Italian resident individual; or

•	an Italian resident corporation.

This section does not apply to shareholders subject to special rules, including:

•	non-profit organizations, foundations and associations that are not subject to tax;

•	Italian commercial partnerships and assimilated entities (società in nome collettivo, in accomandita semplice);

•	Italian noncommercial partnerships (società semplice);

•	individuals holding the shares in connection with the exercise of a business activity; and

•	Italian real estate investment funds (fondi comuni di investimento immobiliare) and Italian real estate SICAF (società di investimento a capitale fisso ).

In addition, where specified, this section also applies to Italian pension funds, Italian investment funds (fondi comuni di investimento mobiliare), Società di Investimento Collettivo A Capitale Variabile (“SICAVs”) and Societa di Investimento Collettivo A Capitale Fisso (“SICAFs”) other than real estate investment funds and SICAFs.

For the purposes of this discussion, a Non-Italian Shareholder means a beneficial owner of the Parent's ordinary shares that is neither an Italian Shareholder nor a permanent establishment or a fixed base through which a non-Italian resident shareholder carries on business or performs personal services in Italy nor a partnership.

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

This section is based upon tax laws and applicable tax treaties and what is understood to be the current practice in Italy in effect on the date of the filing of this Form 20-F which may be subject to changes in the future, even on a retroactive basis. Italian Shareholders and Non-Italian Shareholders should consult their own advisors as to the Italian tax consequences of the ownership and disposal of the Parent's ordinary shares in their particular circumstances.

Ownership of the Parent's Ordinary Shares

Italian Shareholders

Taxation of Dividends

The tax treatment applicable to dividend distributions depends upon the nature of the dividend recipient, as summarized below.

Italian resident individual shareholders

Dividends paid by a non-Italian resident company, such as the Parent, to Italian resident individual shareholders are subject to a 26% tax. Such tax (i) may be applied by the taxpayer in its tax return or (ii) if an Italian withholding agent intervenes in the collection of the dividends, may be withheld by such withholding agent.

In the event that a taxpayer elects to be taxed under the “Regime del Risparmio Gestito” (discussed below in the paragraph entitled “—Taxation of Capital Gains—Italian resident individual shareholders”), dividends are not subject to the 26% tax, but are subject to taxation under such “Regime del Risparmio Gestito.”

Subject to certain conditions and limitations, Italian resident individuals may be exempt from the 26% tax on dividends paid in relation to the Parent's ordinary shares if such shares are included in a long-term savings account (piano di risparmio a lungo termine) meeting the requirements set forth in Article 1(100-114) of Law No. 232 of 11 December 2016 (the “Budget Act 2017”).

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

Subject to certain conditions and limitations, Italian resident individuals may be exempt from the 26% tax on capital gains related to the Parent's ordinary shares if such shares are included in a long-term savings account (piano di risparmio a lungo termine) meeting the requirements set forth in Article 1(100-114) of Budget Act 2017.

Italian resident corporations

Capital gains realized through the disposal of the Parent's ordinary shares by Italian Shareholders which are companies subject to IRES benefit from a 95% exemption (referred to as the “Participation Exemption Regime”), if the following conditions are met:

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

Based on the assumption that the Parent is a resident of the U.K. for tax purposes, that its ordinary shares are listed on a regulated market, that its value will be predominantly composed of shareholdings in companies carrying on a business activity and not resident in a State with a preferential tax system, the two additional conditions set forth by Article 87 of the CTA in order to enjoy the Participation Exemption Regime (i.e., the company is not resident in a State with a preferential tax system and carries on a business activity) are both met.

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

Non-Italian Shareholders

Taxation of Dividends

According to Italian tax laws, the distribution of dividends by the Parent will not trigger any taxable event for Italian income tax purposes for Non-Italian Shareholders.

Taxation of Capital Gains

According to Italian tax laws, capital gains on the Parent's ordinary shares will not trigger any taxable event for Italian income tax purposes for Non-Italian Shareholders provided that the shares are not held in Italy.

Loyalty Voting Structure

NO STATUTORY, JUDICIAL, OR ADMINISTRATIVE AUTHORITY HAS PROVIDED PUBLISHED GUIDANCE ON THE ITALIAN TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP OR LOSS OF THE ENTITLEMENT TO INSTRUCT THE NOMINEE ON HOW TO VOTE IN RESPECT OF SPECIAL VOTING SHARES AND AS A RESULT, SUCH TAX CONSEQUENCES ARE UNCERTAIN. ACCORDINGLY, WE URGE ITALIAN SHAREHOLDERS TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP, AND LOSS OF THE ENTITLEMENT TO INSTRUCT THE NOMINEE ON HOW TO VOTE IN RESPECT OF SPECIAL VOTING SHARES.

Receipt of the entitlement to instruct the Nominee on how to vote in respect of special voting shares

An Italian Shareholder that receives the entitlement to instruct the Nominee on how to vote in respect of special voting shares issued by the Parent should in principle not recognize any taxable income upon the receipt of such entitlement.  Under a possible interpretation, the issue of special voting shares can be treated as the issue of bonus shares free of charge to the shareholders out of existing available reserves of the Parent. Such issue should not have any material effect on the allocation of the tax basis of an Italian Shareholder between its Parent's ordinary shares and the corresponding Parent's special voting shares.  Because the special voting shares are not transferable and their very limited economic rights (equal to a fraction of the aggregate sum of $1) can be enjoyed only at the time of a return of capital of the Company, of a winding up or otherwise, the Parent believes and intends to take the position that the tax basis and the fair market value of the special voting shares is minimal. However, because the determination of the tax basis and fair market value of the special voting shares is not governed by any guidance that directly addresses such a situation and is unclear, the Italian tax authorities could assert that the tax basis and fair market value of the special voting shares as determined by the Parent are incorrect.

Loss of the entitlement to instruct the Nominee on how to vote in respect of special voting shares

The tax treatment of an Italian Shareholder that loses its entitlement to instruct the Nominee on how to vote in respect of special voting shares for no consideration is uncertain. It is possible that an Italian Shareholder should recognize a loss to the extent of the Italian Shareholder’s tax basis (if any). The deductibility of such loss depends on individual circumstances and conditions required by Italian law. It is also possible that an Italian Shareholder would not be allowed to recognize a loss upon losing its entitlement to instruct the Nominee on how to vote in respect of special voting shares and instead should increase its basis in its Parent's ordinary shares by an amount equal to the tax basis (if any) in such Parent's special voting shares.

IVAFE (Imposta sul Valore delle Attività Finanziarie detenute all’Estero)

According to Article 19 of the Law Decree of December 6, 2011, No. 201 (“Decree No. 201/2011”), implemented by the Law dated December 22, 2011, No. 214, Italian resident individuals holding financial assets-including shares-outside the Italian territory are required to pay a special tax (“IVAFE”) at the rate of 0.20%. The tax applies on the market value (or, in the lack thereof, on the nominal value or the redemption value) at the end of the relevant year of such financial assets held outside the Italian territory.

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

The Parent files reports, including annual reports on Form 20-F, furnishes periodic reports on Form 6-K and discloses other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be read without charge and copied, upon payment of prescribed rates, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  To obtain information on the operation of the public reference facility, the telephone number is 1-800-SEC-0330.  Any SEC filings may also be accessed by visiting the SEC’s website at www.sec.gov.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The Company's activities expose it to a variety of risks including interest rate risk, foreign currency exchange rate risk, liquidity risk and credit risk. The Company's overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its performance through ongoing operational and finance activities. The Company monitors and manages its exposure to such risks both centrally and at the local level, as appropriate, as part of its overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on its results of operations and financial position.

Depending upon the risk assessment, the Company uses selected derivative hedging instruments, including principally interest rate swaps and foreign currency forward contracts, for the purposes of managing interest rate risk and currency risks arising from its operations and sources of financing. The Company's policy is not to enter into such contracts for speculative purposes. The Company's accounting policies regarding derivatives are set out in Note 2 and disclosures regarding its derivatives are set out in Note 8 to the Consolidated Financial Statements.

The following section provides qualitative and quantitative disclosures on the effects that these risks may have. The quantitative data reported below does not have any predictive value and does not reflect the complexity of the markets or reactions which may result from any changes that are assumed to have taken place.

Interest Rate Risk

Credit Facilities and Indebtedness

The Company's exposure to changes in market interest rates relates primarily to its cash and financial liabilities which bear floating interest rates. The Company's policy is to manage interest cost using a mix of fixed and variable rate debt. The Company has historically used various techniques to mitigate the risks associated with future changes in interest rates, including entering into interest rate swap and treasury rate lock agreements.

In 2016 and 2015, the Company's exposure to floating rates of interest related primarily to the Revolving Credit Facilities and the Term Loan Facilities.

At December 31, 2016 and 2015, the Company held $625 million (notional amount) in interest rate swaps that effectively convert $625 million of the 6.250% Senior Secured Notes due 2022 from fixed interest rate debt to variable rate debt. At December 31, 2016 and 2015, approximately 25% and 28% of the Company's net debt portfolio was exposed to interest rate fluctuations, respectively.

A hypothetical 10 basis points increase in interest rates for 2016, 2015 and 2014, with all other variables held constant, would have resulted in a decrease in the Company's income (loss) before provision for income taxes of approximately $2.0 million, $2.4 million and $0.9 million, respectively.

Costs to Fund Jackpot Liabilities

Fluctuations in prime, treasury and agency rates due to changes in market and other economic conditions directly impact the Company's cost to fund jackpots and corresponding gaming operating income. If interest rates decline, jackpot cost increases and operating income decreases. The Company estimates a hypothetical decline of 100 bps in applicable interest rates would have reduced operating income by approximately $10.2 million and $2.2 million in 2016 and 2015, respectively. The Company does not manage this exposure with derivative financial instruments.

Foreign Currency Exchange Rate Risk

The Company operates on an international basis across a number of geographical locations. The Company is exposed to (i) transactional foreign exchange risk when an entity enters into transactions in a currency other than its functional currency, and (ii) translation foreign exchange risk which arises when the Company translates the financial statements of its foreign entities into U.S. dollars for the preparation of the consolidated financial statements.

Transactional Risk

The Company's subsidiaries generally execute their operating activities in their respective functional currencies. In circumstances where the Company enters into transactions in a currency other than the functional currency of the relevant entity, the Company seeks to minimize its exposure by (i) sharing risk with its customers (for example, in limited circumstances, but whenever possible, the Company negotiates clauses into its contracts that allows for price adjustments should a material change in foreign exchange rates occur), (ii) creating a natural hedge by netting receipts and payments, (iii) utilizing foreign currency borrowings, and (iv) where applicable, by entering into foreign currency forward and option contracts.

The principal foreign currency to which the Company is exposed is the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have reduced the Company's income before provision for income taxes by $337.0 million and $1.5 million for 2016 and 2014, respectively, and further reduced loss before provision for income taxes by $357.4 million for 2015.

From time to time, the Company enters into foreign currency forward and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues, and certain assets and liabilities denominated in foreign currencies. These contracts generally have average maturities of 12 months or less, and are regularly renewed to provide continuing coverage throughout the year. It is the Company's policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximize hedge effectiveness.

At December 31, 2016, the Company had forward contracts for the sale of approximately $339.3 million of foreign currency (primarily euro and British pounds) and the purchase of approximately $146.2 million of foreign currency (primarily U.S. dollars, Canadian dollars and Swedish krona).

At December 31, 2015, the Company had forward contracts for the sale of approximately $272.1 million of foreign currency (primarily British pounds, U.S. dollars and euro) and the purchase of approximately $85.2 million of foreign currency (primarily Swedish krona, euro and U.S. dollars).

Translation Risk

Certain of the Company's subsidiaries are located in countries that are outside of the United States, in particular the Eurozone. As the Company's reporting currency is the U.S. dollar, the income statements of those entities are converted into U.S. dollars using the average exchange rate for the period, and while revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in U.S. dollars. The monetary assets and liabilities of consolidated entities that have a reporting currency other than the U.S. dollar are translated into U.S. dollars at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the consolidated statement of changes in equity within other reserves.

The Company's foreign currency exposure primarily arises from changes between the U.S. dollar and the euro and the U.S. dollar and Swedish krona. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have reduced equity by $77.1 million and $42.1 million for 2016 and 2015, respectively, and increased equity by $79.4 million for 2014. A hypothetical 10% decrease in the U.S. dollar to Swedish krona exchange rate, with all other variables held constant, would have reduced equity by $18.2 million, $18.6 million and $12.3 million for 2016, 2015 and 2014, respectively.

Liquidity Risk

Liquidity risk is the risk of not being able to fulfill present or future obligations if the Company does not have sufficient funds available to meet such obligations. Liquidity risk arises mostly in relation to cash flows generated and used in working capital and from financing activities, particularly by servicing the Company's debt, in terms of both interest and principal, and its payment obligations relating to its ordinary business activities. The Company believes that the cash which it generates from its operating activities, together with its committed borrowing capacity, will be sufficient to meet its financial obligations and operating requirements in the foreseeable future. Therefore, the Company does not believe that it is exposed to a significant concentration of liquidity risk.

Credit Risk

The Company's credit risk primarily arises from cash, trade receivables and customer financing receivables. The Company has established risk management policies, where it holds cash deposits with major, financially sound counterparties with high credit ratings, and that limit exposure to any one credit party.

The Company enters into commercial transactions only with recognized, creditworthy third parties. A significant portion of trade receivables are from government lottery entities which the Company considers to pose insignificant credit risk. Additionally, the Company does not have significant credit risk to any one customer. Geographically, credit risk is concentrated as follows:

	December 31,
	2016		2015
(in thousands)	$	%	$	%
Italy	398,688	36.4	349,510	30.7
United States	300,220	27.4	371,707	32.7
Latin America	189,518	17.3	185,036	16.3
Europe and Africa	141,898	12.9	162,815	14.3
Other	66,083	6.0	67,970	6.0
	1,096,407	100.0	1,137,038	100.0

Reconciliation to Balance Sheet:
Trade receivables, net (Note 4)	932,672		937,193
Customer financing receivables, net - current (Note 6)	109,773		137,136
Customer financing receivables, net - non-current (Note 6)	53,962		62,709
	1,096,407		1,137,038

 Commodity Price Risk

The Company's exposure to commodity price changes is not considered material and is managed through its procurement and sales practices.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

Item 13.	Defaults, Dividends Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security holders and Use of Proceeds

See the discussion of the Mergers in “Item 4. Information on the Company - A. History and Development of the Company-Acquisition of International Game Technology” and the description of the loyalty scheme in “Item 10. Additional Information - B. Memorandum and Articles of Association - Loyalty Plan.”

Item 15.	Controls and procedures

Disclosure Controls and Procedures

Management maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”),  is recorded, processed, summarized and reported within time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating its disclosure controls and procedures, the Company recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as the Company's are designed to do.

As required by Rule 13a-15(b) under the Exchange Act, an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2016 was conducted under the supervision and with the participation of its management including its Chief Executive Officer and Chief Financial Officer.  Based on this evaluation, its Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures were effective as of December 31, 2016 at a reasonable assurance level.

Management’s Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with generally accepted accounting principles; and that receipts and expenditures of the Company are made only in accordance with authorizations of the Company's management and directors; and

•
provide reasonable assurance that unauthorized acquisition, use or disposition of the Company's assets, that could have a material effect on the financial statements, would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2016 based upon the framework presented in Internal Control—Integrated Framework (2013) issued by the Committee of

Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2016.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the December 31, 2016 and 2015 consolidated financial statements included in the Annual Report on Form 20-F, and the effectiveness of the Company's internal control over financial reporting as of December 31, 2016 as stated in their report appearing under item 18 on page F-2.

Changes in Internal Control over Financial Reporting

On April 7, 2015, the Company acquired U.S. - based International Game Technology. During 2016, the Company continued to extend its oversight and monitoring processes that support its internal control over financial reporting and strengthen its internal control environment by further integrating controls. This integration was a change in the Company's internal control over financial reporting during the annual period ended December 31, 2016 that has materially affected its internal control over financial reporting. There were no other changes, other than the continued integration activities, which materially affected the Company's internal control over financial reporting.

Item 16.

A.	Audit Committee Financial Expert

The Company's Board of Directors has determined that two members of the Audit Committee, namely, Sir Jeremy Hanley and Vincent L. Sadusky, are each audit committee financial experts. Both are independent directors under the NYSE standards.

B.	Code of Ethics

The Company has adopted a Code of Ethics for Principal Executive Officer and Senior Financial Officers which is applicable to its principal executive officer, principal financial officer, the principal accounting officer and controller, and any persons performing similar functions. This code of ethics is posted on its website, www.igt.com, and may be found as follows: from the main page, first click on “Explore IGT” and then on "Investor Relations" and then on “Management and Governance” and then on “Documents.” The information contained on the Company's website is not included in, or incorporated by reference into, this annual report on Form 20-F.

C.	Principal Accountant Fees and Services

Beginning with the year ended December 31, 2015, PricewaterhouseCoopers LLP (“PwC US”) is serving as the Company’s independent auditor.

“PwC Entities” means PricewaterhouseCoopers LLP, the auditor of the Company, as well as all of the foreign entities belonging to the PwC network.

Aggregate fees for professional services and other services rendered by PwC Entities in 2016 and 2015 were approximately:

	For the year ended December 31,
($ thousands)	2016	2015

Audit fees	15,497	9,496
Audit-related fees	1,660	3,312
Tax fees	643	1,245
All other fees	853	860
	18,653	14,913

•	Audit fees consist of fees billed for professional services in connection with the annual financial statements.

•
Audit-related fees are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, agreed upon procedures for certain financial statement areas and are not reported under “Audit fees.”

•	Tax fees consist of fees billed for professional services for tax planning and compliance.

•	All other fees consist of fees billed for services other than those reported above and mainly comprise services in relation to IP royalty audits.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee pre-approves engagements of our independent registered public accounting firm to audit its consolidated financial statements. The Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging the Company's independent registered public accounting firm to provide any other audit or permitted non-audit services to the Company or its subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of the Company's independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by its independent registered public accounting firm.

D.	Exemptions from the Listing Standards for Audit Committees

None.

E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company currently has neither purchased any common shares of the Company nor announced any share buyback plans.

F.	Change in Registrant’s Certifying Accountant

None.

G.	Corporate Governance

The Parent is a company organized under the laws of England and Wales and qualifies as a foreign private issuer under the rules and regulations of the SEC and the listing standards of the NYSE. In accordance with the NYSE listing rules related to corporate governance, listed companies that are foreign private issuers are permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are otherwise applicable to listed companies. However, for as long as the Parent’s ordinary shares are listed on the NYSE, the Company will comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Company is a foreign private issuer.

H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

The Company has responded to Item 18 in lieu of responding to this item.

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

Dated:  April 19, 2017

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

2.3
Senior Facilities Agreement dated November 4, 2014, as amended April 2, 2015 and October 29, 2015, for the US$1,800,000,000 and €1,050,000,000 multicurrency revolving credit facilities among GTECH S.p.A., as the Parent and a Borrower; GTECH Corporation, as a Borrower; J.P. Morgan Limited and Mediobanca — Banca di Credito Finanziario S.p.A., as the Global Coordinators, Bookrunners, and Mandated Lead Arrangers; the entities listed in Part III of Schedule I thereto, as the Bookrunners and Mandated Lead Arrangers, the entities listed in Part IV of Schedule I thereto, as the Mandated Lead Arrangers; the entities listed in Part V of Schedule I thereto, as the Arrangers, the financial institutions listed in Part IIA of Schedule I thereto, as the Original Lenders; The Royal Bank of Scotland plc, as the Agent; The Royal Bank of Scotland plc, as the Issuing Agent; KeyBank National Association, as the Swingline Agent; and the financial institutions listed in Part IIB of Schedule I thereto, as the Original US Dollar Swingline Lenders.

2.4
Senior Facilities Agreement dated January 29, 2015, as amended October 27, 2015, for the €800,000,000 term loan facilities among GTECH S.p.A., as the Original Borrower and the Parent; GTECH Corporation, as the Original Guarantor; Banca IMI S.p.A., BNP Paribas, Italian Branch, Mediobanca — Banca di Credito Finanziario S.p.A. and UniCredit Bank AG, Milan Branch, as the Mandated Lead Arrangers; BNP Paribas, Italian Branch, and UniCredit Bank AG, Milan Branch, as the Original International Lenders; Intesa Sanpaolo S.p.A., and Mediobanca — Banca di Credito Finanziario S.p.A., as the Original Italian Lenders; and Mediobanca — Banca di Credito Finanziario S.p.A., as the Agent.

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

Exhibit	Description
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

4.5	[Reserved]

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

4.19
International Game Technology PLC 2015 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F filed by International Game Technology PLC on April 29, 2016).

4.20
The Lotto Concession for the activation and operation of the network for the national lotto game between the Agenzia delle Dogane e dei Monopoli and Lottoitalia S.r.l., issued April 14, 2016, expiring November 30, 2025

8.1	List of subsidiaries of the registrant.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit	Description
15.1	Consent of PricewaterhouseCoopers LLP

15.2	Consent of PricewaterhouseCoopers S.p.A.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

ITEM 18. FINANCIAL STATEMENTS

INTERNATIONAL GAME TECHNOLOGY PLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
International Game Technology PLC

In our opinion, the accompanying consolidated balance sheets as of December 31, 2016 and 2015 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the years then ended present fairly, in all material respects, the financial position of International Game Technology PLC and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2016). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
April 19, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of
International Game Technology Plc (successor of GTECH SpA)

In our opinion, the accompanying consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2014 present fairly, in all material respects, the results of operations and cash flows of International Game Technology PLC and its subsidiaries for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers SpA
Rome, Italy
April 29, 2016

International Game Technology PLC
Consolidated Balance Sheets
($ thousands, except par value and number of shares)

	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	294,094	627,484
Restricted cash and investments	247,222	169,101
Trade and other receivables, net	947,237	959,592
Inventories	347,494	269,982
Other current assets	424,727	423,701
Income taxes receivable	28,792	35,514
Total current assets	2,289,566	2,485,374
Systems, equipment and other assets related to contracts, net	1,199,674	1,127,518
Property, plant and equipment, net	357,841	349,677
Goodwill, net	6,810,012	6,830,499
Intangible assets, net	2,874,031	3,335,633
Other non-current assets	1,497,662	937,917
Deferred income taxes	31,376	48,074
Total non-current assets	12,770,596	12,629,318
Total assets	15,060,162	15,114,692

Liabilities, redeemable non-controlling interests, and shareholders' equity
Current liabilities:
Accounts payable	1,216,079	1,057,860
Other current liabilities	1,097,045	922,586
Current portion of long-term debt	77	160
Income taxes payable	28,590	30,020
Total current liabilities	2,341,791	2,010,626
Long-term debt, less current portion	7,863,085	8,334,013
Deferred income taxes	761,924	941,418
Other non-current liabilities	444,556	462,493
Total non-current liabilities	9,069,565	9,737,924
Total liabilities	11,411,356	11,748,550
Commitments and contingencies (Note 17)	—	—
Redeemable non-controlling interests	223,141	—
Shareholders’ equity:
Common stock, par value $0.10 per share; 202,285,166 and 200,244,239 shares issued and outstanding at December 31, 2016 and 2015, respectively	20,228	20,024
Additional paid-in capital	2,849,761	2,816,057
Retained earnings (deficit)	38,067	(13,271)
Accumulated other comprehensive income	160,643	194,838
Total IGT PLC’s shareholders’ equity	3,068,699	3,017,648
Non-controlling interests	356,966	348,494
Total shareholders’ equity	3,425,665	3,366,142
Total liabilities, redeemable non-controlling interests, and shareholders’ equity	15,060,162	15,114,692
The accompanying notes are an integral part of the consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Operations
($ and shares in thousands, except per share amounts)

	For the year ended December 31,
	2016	2015	2014
Service revenue	4,375,586	3,977,693	3,489,969
Product sales	778,310	711,363	322,342
Total revenue	5,153,896	4,689,056	3,812,311

Cost of services	2,553,479	2,417,315	2,324,043
Cost of product sales	582,358	520,343	190,454
Selling, general and administrative	945,824	795,252	413,001
Research and development	343,531	277,401	108,175
Restructuring expense	27,934	76,896	23,654
Impairment loss	37,744	12,497	2,597
Transaction expense, net	2,590	49,396	35,336
Total operating expenses	4,493,460	4,149,100	3,097,260

Operating income	660,436	539,956	715,051

Interest income	12,840	17,681	4,765
Other income (expense), net	18,365	(122,295)	(113,593)
Foreign exchange gain (loss), net	101,040	5,611	(3,786)
Interest expense	(469,268)	(457,984)	(262,220)
Total non-operating expenses	(337,023)	(556,987)	(374,834)

Income (loss) before provision for income taxes	323,413	(17,031)	340,217

Provision for income taxes	59,206	38,896	240,413

Net income (loss)	264,207	(55,927)	99,804

Less: Net income attributable to non-controlling interests	45,413	19,647	13,642
Less: Net income attributable to redeemable non-controlling interests	7,457	—	—
Net income (loss) attributable to IGT PLC	211,337	(75,574)	86,162

Net income (loss) attributable to IGT PLC per common share - basic	1.05	(0.39)	0.50
Net income (loss) attributable to IGT PLC per common share - diluted	1.05	(0.39)	0.49

Weighted-average shares - basic	201,511	192,398	173,792
Weighted-average shares - diluted	202,214	192,398	174,490

The accompanying notes are an integral part of the consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Comprehensive Income
($ thousands)

	For the year ended December 31,
	2016	2015	2014
Net income (loss)	264,207	(55,927)	99,804

Other comprehensive (loss) income, before tax:

Change in foreign currency translation:
Foreign currency translation adjustments	(49,881)	60,079	62,514
Reclassification of losses to net income	118	—	—
Total foreign currency translation adjustments	(49,763)	60,079	62,514

Change in unrealized gain (loss) on cash flow hedges:
Unrealized gain (loss) on cash flow hedges	8,351	(594)	4,059
Reclassification of gain to net income	(5,218)	(244)	(640)
Total change in unrealized gain (loss) on cash flow hedges	3,133	(838)	3,419

Unrealized gain on hedge of net investment in foreign operation	—	—	1,861

Unrealized gain (loss) on available-for-sale securities	8,772	(3,046)	2,845

Unrealized (loss) gain on defined benefit plans	(682)	395	(2,055)

Share of other comprehensive loss of associate	—	—	(748)
Other comprehensive (loss) income, before tax	(38,540)	56,590	67,836

Income tax benefit (provision) related to items of other comprehensive income	4,548	(17,259)	(20,009)
Other comprehensive (loss) income	(33,992)	39,331	47,827

Total comprehensive income (loss)	230,215	(16,596)	147,631

Less: Total comprehensive income attributable to non-controlling interests	45,616	19,343	14,547
Less: Total comprehensive income attributable to redeemable non-controlling interests	7,457	—	—
Total comprehensive income (loss) attributable to IGT PLC	177,142	(35,939)	133,084

The accompanying notes are an integral part of the consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Cash Flows
($ thousands)

	For the year ended December 31,
	2016	2015	2014
Operating activities
Net income (loss)	264,207	(55,927)	99,804
Adjustments for:
Amortization	492,021	410,264	148,823
Depreciation	390,448	369,564	323,729
Amortization of upfront payments to customers	116,980	107,812	126,253
Impairment loss	37,744	12,497	2,597
Stock-based payment expense	26,346	36,067	13,823
Debt issuance cost amortization	18,347	40,366	48,604
Foreign exchange (gain) loss, net	(101,040)	(5,611)	3,786
Loss on extinguishment of debt	—	73,806	88,628
Other, net	(142)	50,626	34,612
Cash flows before changes in operating assets and liabilities	1,244,911	1,039,464	890,659
Changes in operating assets and liabilities, net of acquisition:
Trade and other receivables	(23,758)	83,218	171,258
Inventories	(61,026)	72	3,620
Accounts payable	(22,855)	(53,762)	(20,184)
Other assets and liabilities	(175,385)	(282,995)	20,557
Net cash flows provided by operating activities	961,887	785,997	1,065,910

Investing activities
Upfront payments to customers	(665,260)	—	—
Capital expenditures	(557,238)	(402,634)	(335,220)
Purchases of jackpot annuity investments	(2,596)	(6,799)	—
Proceeds from jackpot annuity investments	16,565	36,215	—
Proceeds from sale of assets	185,798	230,587	1,390
Acquisition of IGT, net of cash acquired	—	(3,241,415)	—
Other	26,191	22,523	13,705
Net cash flows used in investing activities	(996,540)	(3,361,523)	(320,125)

Financing activities
Principal payments on long-term debt	(357,513)	(2,714,867)	(1,295,575)
Dividends paid	(161,179)	(209,589)	(177,608)
Return of capital - non-controlling interests	(35,407)	(30,568)	(74,441)
Dividends paid - non-controlling interests	(32,717)	(29,156)	(45,561)
Debt issuance costs paid	(10,825)	(84,859)	(23,542)
Payments for accelerated stock awards	(3,489)	(14,867)	—
Proceeds from stock options	12,699	10,672	4,641
Net receipts from (payments of) financial liabilities	30,595	(21,539)	58,911
Capital increase - non-controlling interests	40,771	9,049	7,789
Capital increase - redeemable non-controlling interests	215,684	—	—
Payments in connection with note consents	—	(29,022)	(6,773)
Payments on bridge facility	—	(51,409)	(63,999)
Payments in connection with the early extinguishment of debt	—	(79,526)	(88,628)
Payments to withdrawing shareholders	—	(407,759)	—
Proceeds from interest rate swaps	—	67,773	15,294
Proceeds from issuance of long-term debt	—	6,521,991	897,115
Treasury stock purchases	—	—	(53,160)
Acquisition of non-controlling interests	—	—	(99,726)
Other	(10,758)	(16,158)	(13,671)
Net cash flows (used in) provided by financing activities	(312,139)	2,920,166	(958,934)

Net (decrease) increase in cash and cash equivalents	(346,792)	344,640	(213,149)
Effect of exchange rate changes on cash	13,402	(34,262)	(47,753)
Cash and cash equivalents at the beginning of the period	627,484	317,106	578,008
Cash and cash equivalents at the end of the period	294,094	627,484	317,106

International Game Technology PLC
Consolidated Statements of Cash Flows
($ thousands)

	For the year ended December 31,
	2016	2015	2014
Supplemental Cash Flow Information
Upfront payments to customers	(179,197)	—	—
Capital expenditures	(76,174)	(32,879)	(17,512)
Equity consideration related to IGT acquisition	—	(928,884)	—
Non-cash investing activities, net	(255,371)	(961,763)	(17,512)

Dividends declared - non-controlling interests	(12,696)	—	—
Note consent fees	—	—	(34,756)
Dividends declared	—	—	(156,922)
Capital increase - non-controlling interests	—	—	14,731
Non-cash financing activities, net	(12,696)	—	(176,947)

The accompanying notes are an integral part of the consolidated financial statements.

International Game Technology PLC
Consolidated Statement of Shareholders’ Equity
($ thousands)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained (Deficit) Earnings	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non Controlling Interests	Total Equity
Balance at December 31, 2015	20,024	2,816,057	—	(13,271)	194,838	3,017,648	348,494	3,366,142

Net income	—	—	—	211,337	—	211,337	45,413	256,750
Other comprehensive (loss) income, net of tax	—	—	—	—	(34,195)	(34,195)	203	(33,992)
Total comprehensive income (loss)	—	—	—	211,337	(34,195)	177,142	45,616	222,758

Capital increase	—	—	—	—	—	—	40,771	40,771
Stock-based payment expense	—	26,346	—	—	—	26,346	—	26,346
Shares issued upon exercise of stock options	96	11,687	—	—	—	11,783	—	11,783
Shares issued under stock award plans	108	(1,448)	—	—	—	(1,340)	—	(1,340)
Payment for accelerated stock awards	—	(3,489)	—	—	—	(3,489)	—	(3,489)
Return of capital	—	—	—	—	—	—	(36,197)	(36,197)
Dividends paid	—	—	—	(161,179)	—	(161,179)	(46,016)	(207,195)
Other	—	608	—	1,180	—	1,788	4,298	6,086
Balance at December 31, 2016	20,228	2,849,761	—	38,067	160,643	3,068,699	356,966	3,425,665

The accompanying notes are an integral part of the consolidated financial statements.

International Game Technology PLC
Consolidated Statement of Shareholders’ Equity
($ thousands)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non Controlling Interests	Total Equity
Balance at December 31, 2014	217,171	2,204,246	(53,160)	46,377	155,203	2,569,837	377,883	2,947,720

Net (loss) income	—	—	—	(75,574)	—	(75,574)	19,647	(55,927)
Other comprehensive income (loss), net of tax	—	—	—	—	39,635	39,635	(304)	39,331
Total comprehensive (loss) income	—	—	—	(75,574)	39,635	(35,939)	19,343	(16,596)

Shares issued to acquire IGT	4,532	912,725	—	—	—	917,257	—	917,257
Stock-based payment expense	—	36,067	—	—	—	36,067	—	36,067
Payment for accelerated stock awards	—	(14,867)	—	—	—	(14,867)	—	(14,867)
Escrow deposit returned-withdrawing shareholders	—	—	—	15,926	—	15,926	—	15,926
IGT stock awards attributable to purchase price	—	11,626	—	—	—	11,626	—	11,626
Shares issued upon exercise of stock options	221	10,610	—	—	—	10,831	—	10,831
Capital increase	—	—	—	—	—	—	9,049	9,049
Merger of GTECH S.p.A. into IGT PLC	(217,332)	(242,932)	460,264	—	—	—	—	—
GTECH S.p.A. shares exchanged for IGT PLC shares	15,320	(15,320)	—	—	—	—	—	—
Share issuance costs	—	(3,034)	—	—	—	(3,034)	—	(3,034)
Shares issued under stock award plans	112	(3,195)	—	—	—	(3,083)	—	(3,083)
Return of capital	—	—	—	—	—	—	(29,695)	(29,695)
Dividends paid	—	(79,869)	—	—	—	(79,869)	(28,086)	(107,955)
Treasury stock purchases	—	—	(407,104)	—	—	(407,104)	—	(407,104)
Balance at December 31, 2015	20,024	2,816,057	—	(13,271)	194,838	3,017,648	348,494	3,366,142

The accompanying notes are an integral part of the consolidated financial statements.

International Game Technology PLC
Consolidated Statement of Shareholders’ Equity
($ thousands)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non Controlling Interests	Total Equity
Balance at December 31, 2013	215,836	2,280,907	—	210,357	108,281	2,815,381	551,926	3,367,307

Net income	—	—	—	86,162	—	86,162	13,642	99,804
Other comprehensive income, net of tax	—	—	—	—	46,922	46,922	905	47,827
Total comprehensive income	—	—	—	86,162	46,922	133,084	14,547	147,631

Capital increase	—	—	—	—	—	—	22,312	22,312
Stock-based payment expense	—	13,823	—	—	—	13,823	—	13,823
Shares issued upon exercise of stock options	409	4,734	—	—	—	5,143	—	5,143
Capital reallocation	—	—	—	3,000	—	3,000	(3,000)	—
Shares issued under stock award plans	926	(926)	—	—	—	—	—	—
Treasury stock purchases	—	—	(53,160)	—	—	(53,160)	—	(53,160)
Return of capital	—	—	—	—	—	—	(74,441)	(74,441)
Acquisition of non-controlling interests	—	—	—	(12,487)	—	(12,487)	(87,900)	(100,387)
Dividends declared	—	—	—	(156,922)	—	(156,922)	—	(156,922)
Dividends paid	—	(94,292)	—	(83,733)	—	(178,025)	(45,561)	(223,586)
Balance at December 31, 2014	217,171	2,204,246	(53,160)	46,377	155,203	2,569,837	377,883	2,947,720

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1.	Business and Basis of Presentation

International Game Technology PLC, a public limited company organized under the laws of England and Wales (the “Parent”), has its corporate headquarters in London, England. The Parent is the successor to GTECH S.p.A., a società per azioni incorporated under the laws of Italy (“GTECH”), and the sole stockholder of International Game Technology, a Nevada corporation (“IGT”). GTECH acquired IGT on April 7, 2015.

When used in these notes, unless otherwise specified or the context otherwise indicates, all references to “IGT PLC” and the “Company” refer to the business and operations of the Parent and its consolidated subsidiaries.

The Company has its principal operating facilities in Rome, Italy, Providence, Rhode Island and Las Vegas, Nevada. The Company is a leading commercial operator and provider of technology in the regulated worldwide gaming markets that operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting and interactive gaming. The Company also provides high-volume processing of commercial transactions. The Company’s state-of-the-art information technology platforms and software enable distribution of its products and services through land-based systems, internet and mobile devices.

2.	Summary of Significant Accounting Policies

The consolidated financial statements and accompanying notes, which are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), reflect the application of significant accounting policies described below and elsewhere in the notes to the consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of International Game Technology PLC and its consolidated subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements are presented in U.S. dollars and all amounts are rounded to the nearest thousand (except share and per share data) unless otherwise indicated.

Investments in other entities that the Company has the ability to control, through a majority voting interest or otherwise, or with respect to which the Company is the primary beneficiary, are consolidated. Earnings or losses attributable to any non-controlling interests or redeemable non-controlling interests in a subsidiary are included in net income (loss) in the consolidated statements of operations. Any investments in affiliates over which the Company has the ability to exert significant influence, but do not control and with respect to which the Company is not the primary beneficiary, are accounted for using the equity method of accounting. Investments in affiliates for which the Company has no ability to exert significant influence are accounted for using the cost method of accounting.

A Variable Interest Entity ("VIE") is an entity that by design possesses the following characteristics:

•	The equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support; or

•	As a group, the holders of equity investment at risk do not possess:

1.	The power, through voting rights or similar rights, to direct the activities that most significantly impact the entity's economic performance; or

2.	The obligation to absorb expected losses or the right to receive the expected residual returns of the entity; or

3.
Symmetry between voting rights and economic interests and where substantially all of the entity's activities either involve or are conducted on behalf of an investor with disproportionately fewer voting rights (i.e., structures with non-substantive voting rights).

In determining whether the Company is the primary beneficiary of a VIE for financial reporting purposes, the Company considers whether it has the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and whether it has the obligation to absorb losses or the right to receive returns that would be significant to the VIE. The Company consolidates VIEs when it is the primary beneficiary.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues, costs and expenses during the reporting period and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates and judgments relied upon by the Company in preparing these financial statements include the timing of revenue recognition; the fair value assigned to acquired assets and assumed and contingent liabilities, associated with business combinations; expensing or capitalizing research and development costs for software development; the funding amount for Wide Area Progressive jackpot payments; minimum profit level guarantees; the assessment of legal and other contingencies; the determination of whether the Company is the primary beneficiary of a VIE, the determination of the probability of redemption of redeemable non-controlling interests, and the amount of the provision for income taxes and the valuation of deferred taxes and intangible assets, including goodwill.

Foreign Currency Translation

The functional currency of the Company's subsidiaries located outside of the United States are determined in accordance with authoritative guidance issued by the Financial Accounting Standards Board, or FASB. Assets and liabilities for these subsidiaries are translated at exchange rates in effect at the balance sheet date. Income and expense accounts for these subsidiaries are translated at the average exchange rates for the periods. Resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within shareholders’ equity. The Company records gains and losses from currency transactions denominated in currencies other than the functional currency in its consolidated statement of operations.

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

Acquisitions

The Company accounts for acquired businesses using the acquisition method of accounting, which requires that the assets acquired, liabilities assumed, contractual contingencies and contingent consideration be recorded at the date of acquisition at their respective fair values. Goodwill represents the excess of the purchase price, including the fair value of any contingent consideration, over the fair value of the net assets acquired. It further requires (1) acquisition related costs to be recognized separately from the acquisition and expensed as incurred, (2) most restructuring costs to be expensed in periods subsequent to the acquisition date and (3) changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to be reflected in the provision for income taxes. The operating results of acquisitions are included in the consolidated financial statements from the date control is obtained. Acquisition and disposition related costs are included in the consolidated statement of operations within “Transaction expense, net”. Transaction expense, net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses.

The fair value of identifiable intangible assets is based on significant judgments made by the Company, including the selection of the appropriate valuation methodologies and the determination of the economic lives of the assets acquired. These estimates and assumptions are based on historical and industry experience, information obtained from management of the acquired business, and also include, but are not limited to, future expected cash flows earned from the identified intangible assets and discount rates applied in determining the present value of those cash flows. Unanticipated events and circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results. Acquired identifiable intangible assets are amortized using the straight-line method over their estimated economic lives. Amortization of acquired software-related intangibles is included in cost of services and cost of product sales and amortization of other acquired intangible assets is included in selling, general and administrative expenses in the consolidated statement of operations.

Goodwill, Intangible Assets and Long-Lived Assets

Goodwill is tested for impairment annually at the reporting unit level, which is one level below or the same level as an operating segment. The Company has five reporting units as follows:

•	North America Gaming and Interactive;

•	DoubleDown;

•	North America Lottery;

•	International; and

•	Italy.

When testing goodwill for impairment, the Company first performs a qualitative assessment to determine whether it is necessary to perform step one of a two-step annual goodwill impairment test for each reporting unit. The first step of the two-step process is to identify whether a potential impairment exists by comparing the estimated fair values of the reporting units with their respective book values, including goodwill. If the estimated fair value of the reporting unit exceeds book value, goodwill is not considered impaired, and no additional steps are necessary. If the fair value of the reporting unit is less than book value, then the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss, if any. The amount of the impairment loss is the excess of the carrying amount of the goodwill over its estimated fair value. The estimate of fair value of goodwill is primarily based on an estimate of the discounted cash flows expected to result from that reporting unit, but may require valuations of certain internally generated and unrecognized intangible assets such as software, technology, patents and trademarks. If the carrying amount of goodwill exceeds the estimated fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

The Company also evaluates indefinite-lived intangible assets for impairment annually and whenever events or changes in circumstances indicate impairment may exist. The Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of indefinite-lived intangible assets are less than their carrying amount and whether the quantitative analysis is necessary. The quantitative analysis compares the fair value of indefinite-lived intangible assets to their carrying amount and an impairment loss is recognized when the carrying amount exceeds the fair value.

The process of evaluating the potential impairment related to goodwill and indefinite-lived intangible assets is highly subjective and requires the application of significant judgment. If an event occurs that would cause revisions to the estimates and assumptions used in analyzing the value of goodwill and other intangible assets with indefinite lives, the revision could result in a non-cash impairment loss that could have a material impact on the Company’s financial results. The Company’s annual review of goodwill and indefinite-lived intangible assets for impairment is performed as of November 1 each year. The 2016 review resulted in impairment losses of $30.0 million in the DoubleDown reporting unit for certain indefinite lived trademarks relating to the forecasted slowing of growth in the social gaming market. The 2015 review resulted in impairment losses of $9.7 million in the International segment for certain indefinite lived trademarks.

The Company evaluates long-lived assets, including identifiable intangible assets and other assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Events or changes in circumstances that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the overall business strategy and significant negative industry or economic trends. Impairment is recognized when the asset is not recoverable and the carrying amount of an asset exceeds its fair value as calculated on a discounted cash flow basis. If an event occurs necessitating revised estimates and assumptions previously used in analyzing the value of property and equipment or finite-lived intangibles and other assets, that revision could result in a non-cash impairment loss that could have a material impact on the Company’s financial results. The Company recorded impairment losses related to long-lived assets of $7.7 million, $2.8 million and $2.6 million in 2016, 2015 and 2014, respectively.

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

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, restricted cash and investments, accounts receivable, other current assets, accounts payable, and other current liabilities approximate fair value due to relatively short periods to maturity.

Derivative Instruments

The Company uses derivative instruments to manage the impact of foreign currency exchange and interest rate changes on earnings and cash flows. The Company does not enter into derivative instruments for speculative purposes. It is the Company’s policy to negotiate the terms of the derivative to match the terms of the hedged item to maximize hedge effectiveness. Derivative instruments are recognized as either assets or liabilities on the balance sheet at fair value. Accounting for changes in the fair value of the derivative depends on the nature of the hedge and the hedge effectiveness as described further below. Derivative gains and losses are reported as operating activities within the consolidated statement of cash flows.

The Company uses foreign currency forward and option contracts to offset its exposure to the change in value of certain foreign currency denominated monetary assets and liabilities. Since these derivatives hedge existing exposures that are denominated in foreign currencies, the contracts do not qualify for hedge accounting. Accordingly, these outstanding non-designated derivatives are recognized on the consolidated balance sheet at fair value with the changes in fair value recorded in foreign exchange gain (loss), net, in the consolidated statement of operations. These derivative contracts mature in less than 1 year.

The Company also uses foreign currency forward and option contracts to hedge its exposure on certain forecasted foreign currency revenue and expense transactions. The terms of the contracts are typically matched with the forecasted foreign currency transactions to be derived from operations up to a period of 12 months. These derivatives are designated as cash flow hedges. All outstanding cash flow hedges are recognized on the consolidated balance sheets at fair value with the effective portion of the gain or loss recorded in accumulated other comprehensive income (loss). When the underlying hedged transaction is recognized, the effective portion of the gain or loss on the derivative instrument is reclassified from accumulated other comprehensive income (loss) to the consolidated statement of operations, in the related revenue or expense caption, as appropriate. Any ineffectiveness is recognized immediately into earnings. There was no ineffectiveness for any period presented.

The Company uses interest rate derivative instruments designated as fair value hedges to manage the exposure to interest rate movements and to reduce borrowing costs by converting fixed-rate debt into floating-rate debt. Under these agreements, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to agreed-upon notional principal amounts. Changes in the fair value of the derivative instrument are recorded in other income or expense and are offset by changes in the fair value of the underlying debt instrument due to changes in the benchmark interest rate. The cash flows from these contracts are reported as operating activities in the consolidated statement of cash flows. The gains (losses) from terminated interest rate swap agreements are recorded in long-term debt, increasing (decreasing) the outstanding balances of the debt, and amortized as a reduction (addition) of interest expense over the remaining life of the related debt. The cash flows from the termination of the interest rate swap agreements are reported as financing activities in the consolidated statement of cash flows.

Debt Issuance Costs and Premiums/Discounts

The Company accounts for incremental costs directly attributable to realizing the proceeds of a debt issuance and the difference between the net proceeds received upon debt issuance and the amount payable at maturity as adjustments to the carrying amount of the debt on its consolidated balance sheets. These adjustments are amortized to interest expense using the effective interest method over the estimated term of the debt, typically the contractual term.

Revenue Recognition

The Company has two categories of revenue: Service revenue and Product sales.

Service revenue is derived from the following sources:

•	Operating contracts predominantly related to Italian contracts and certain U.S. contracts;

•	Gaming operations arrangements where the Company provides customers with proprietary gaming equipment, systems, content licensing, and services;

•	Facilities Management Contracts (Hosting arrangements);

•	Interactive contracts; and

•	Post-contract customer support (“PCS”).

Product sales are derived from the following sources:

•	Sale of lottery terminals and gaming machines, including game content; and

•	Sale of lottery and gaming systems, including the licensing of proprietary software, and including implementation services.

Revenue is recognized when all of the following conditions are met:

(i)             Persuasive evidence of an arrangement exists;
(ii)          Delivery has occurred;
(iii)       The fee is fixed or determinable; and
(iv)      Collectability is probable.

Revenues are reported net of amortization of upfront payments to customers, incentives, rebates, and discounts. Sales taxes, gaming taxes and other taxes of a similar nature are presented on a net basis (excluded from revenue). Amounts billed prior to completing the earnings process are deferred until revenue recognition criteria is met.

Service revenue

Service revenue is derived from the following types of arrangements:

Operating contracts

Certain of the Company’s revenue, primarily revenue from the Italy segment and to a lesser extent the North America Lottery segment, is derived from operating contracts. Under operating contracts, the Company manages all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game. In Italian arrangements where the Company is performing services on behalf of the government and the government is considered the Company’s customer, revenue is recognized net of prize payments, taxes, retailer commissions and remittances to state authorities, because the Company is acting as an agent to the authorities. In arrangements where the Company’s customers are the end players and/or retailers, the Company records revenue net of prizes and taxes only, and records the retailer commissions as a cost of service, because the Company is acting as the principal.

The Company also provides sports pools and sports betting services. Under sports pools arrangements, the Company manages the sports pool where the sports pool prizes are divided among those players who select the correct outcome. There are no odds involved in sports pools and each winner’s payoff depends on the number of players and the size of the pool. Under sports pools arrangements, the Company collects the wagers, pays prizes, pays a percentage fee to retailers, withholds its fee, and remits the balance to the respective regulatory agency. The Company assumes no risk associated with sports pool wagering. The Company records revenue net of prize payouts, gaming taxes, retailer commissions and remittances to state authorities, because the Company is acting as an agent to the authorities.

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

Under operating contracts, the Company is generally required to pay upfront license fees. When such upfront payments are made to the Company’s customers, the payment is recorded as a non-current asset and amortized as a reduction of service revenue over the license term.

Gaming Operations

Gaming operations revenues are generated by providing customers with proprietary land-based gaming equipment, systems, content licensing, and services under a variety of recurring revenue arrangements, including a percentage of coin-in (amounts wagered), a percentage of net win, or a fixed daily/monthly fee.

Included in gaming operations are Wide Area Progressive (“WAP”) systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP games differ from all other games in that a Company-sponsored progressive jackpot increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of the coin-in (amounts wagered) for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots.

Fees earned under gaming operations are recognized as revenue in the period earned and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Facilities management contracts

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

Post-Contract Customer Support (PCS)

Product sales contracts generally include PCS, which includes telephone support, software maintenance, software support, professional services, and in some scenarios the right to receive unspecified upgrades/enhancements on a when-and-if-available basis. Fees earned under PCS contracts are generally recognized as revenue in the period earned (i.e., over the support period) and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Product Sales

Product sales are derived from the following types of arrangements:

Sale of Lottery Terminals and Sale of Gaming Machines, including Game Content

These arrangements include the sale of gaming machines including game content, non-machine gaming related equipment, licensing and royalty fees, and component parts (including game themes and electronics conversion kits). The Company’s credit terms are predominantly short-term in nature. The Company also grants extended payment terms under contracts where the sale is secured by the related equipment sold. Revenue from the sale of lottery terminals and gaming machines is recognized based upon the contractual terms of each arrangement, but predominantly upon delivery or acceptance. If the sale of lottery terminals and gaming machines include multiple elements, these arrangements are accounted for under Multiple Element Accounting, discussed below.

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

Multiple Element Arrangements

The Company uses multiple element guidance for both service arrangements and product sale arrangements. In some scenarios, all deliverables are considered one unit of accounting (i.e., facilities management contracts where the Company provides software as a service), while other arrangements contain multiple elements that can be separated into distinct deliverables. When arrangements contain multiple elements, including software and non-software components, the Company allocates revenue to each category based on a selling price hierarchy. Allocation of revenue to software and non-software components is based on either vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or best estimate of selling price ("BESP") if neither VSOE nor TPE is available.

•
VSOE of selling price is based on the net price charged when the element is sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices fall within a reasonable range based on historical discounting trends for specific products and services. VSOE for post-contract support and professional service hours may also be determined based on renewal rates, if available, provided that the renewal rates are substantive.

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

•
BESP is established considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, and gross profit objectives. In some scenarios, contractual pricing may serve as the best estimate given the variability among jurisdictions and customers, while in other scenarios cost for each deliverable plus reasonable margin is used as management’s best estimate.

In scenarios where the Company’s products include hardware containing required software that function together to provide the essential functionality of the product, the Company considers both the hardware and required software as “non-software deliverables” and has therefore concluded that such arrangements are not subject to the industry-specific software revenue recognition guidance. The Company recognizes revenue for these arrangements based on Accounting Standards Codification ("ASC") 605, Revenue Recognition, and allocates the arrangement consideration based on the relative selling price of the deliverables. In scenarios where the Company’s products include hardware where the software is not considered essential to the functionality of the hardware, the hardware revenue is recognized based on when the revenue recognition criteria is met (i.e., shipment, delivery and/or acceptance) and the software revenue is recognized under the software revenue recognition guidance provided under ASC 985, Software.

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

Cash and Cash Equivalents

Cash and cash equivalents are composed of cash at banks and on-hand, and short-term highly liquid investments with a maturity of ninety days or less. Cash equivalents are stated at fair value.

Allowances for Trade Receivables and Customer Financing Receivables

The Company maintains an allowance for credit losses for the estimated probable losses on uncollectible trade and customer financing receivables. The allowance is based upon the credit-worthiness of the Company’s customers, historical experience, the age of the receivable, as well as current market and economic conditions. Receivables are written off against these allowances in the period they are determined to be uncollectible.

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

Inventories

Inventories are stated at the lower of cost (under the first in, first out method) or market, not in excess of net realizable value.

Systems, Equipment and Other Assets Related to Contracts, Net and Property, Plant and Equipment, Net

The Company has two principal types of fixed assets (collectively, “Fixed Assets”):

•	Systems, equipment and other assets relating to contracts (“Contract Assets”) principally composed of:

▪	Gaming assets

▪	Lottery assets

•	Property, plant and equipment (“Non-Contract Assets”)

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

The estimated useful lives for Contract Assets depends on the type of actual cost, which is principally composed of three categories:

•	Lottery hard costs (for example: terminals, mainframe computers, communications equipment); and

•	Lottery soft costs (for example: software development costs represented by internal personnel costs); and

•	Commercial gaming machines.

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

Costs incurred in the development of the Company’s externally-sold software products are expensed as incurred, except certain software development costs eligible for capitalization. Material software development costs incurred subsequent to establishing technological feasibility and through the general release of the software products are capitalized. Technological feasibility is demonstrated by the completion of a detailed program design or working model, if no program design is completed. Capitalized costs are amortized to cost of product sales over the products’ estimated economic life.

Costs incurred in the development of software to be used only for services provided to customers are capitalized as internal-use software and amortized over the useful life to cost of services. Costs incurred in the development of software to be used only for internal use are capitalized as internal-use software and amortized over the useful life to selling, general and administrative expenses. Certain eligible costs incurred specific to customer contracts are deferred and amortized over the contracts’ estimated economic life as cost of services or product sales.

Jackpot Accounting

The Company incurs jackpot expense and accrues jackpot liabilities with every wager on devices connected to a WAP system. Only WAP games include Company-sponsored jackpots for which the Company incurs jackpot expense. A portion of the fees paid to the Company is used for the funding and administration of Company-sponsored WAP jackpot payments.

Jackpot expense represents the estimated cost to fund jackpots and is recorded to cost of services. Changes in estimates for WAP jackpot liabilities and expense are attributable to regular analysis and evaluation of the following factors:

•	Variations in slot play (frequency of WAP jackpots and patterns of coin-in driving WAP jackpot growth);

•	Volume (number of WAP units in service and levels of play or coin-in per unit);

•	Interest rate movements (higher rates cause lower jackpot expense; lower rates cause higher jackpot expense); and

•	Startup amount (the size of base WAP jackpots at initial setup or after a jackpot is won).

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

Jackpot liabilities are composed of payments due previous winners, as well as amounts due future winners of WAP jackpots not yet won. Liabilities due previous winners for periodic payments are carried at the accreted cost of a qualifying U.S. government or agency annuity investment that may be purchased at the time of the jackpot win. If an annuity is subsequently sold and the periodic liability is instead guaranteed by surety bonds or letters of credit, the liability initially funded by an annuity continues to accrete at the same rate. If the periodic liability is not initially funded with an annuity investment, it is discounted and accreted using the risk-free rate (i.e., treasury rate) at the time of the jackpot win.

Liabilities due future winners are recorded at the present value of the estimated amount of WAP jackpots not yet won. The Company estimates the present value of future winner liabilities using current market rates (prime, treasury, or agency, as applicable), weighted with historical lump sum payout election ratios. The most recent historical patterns indicate that approximately 90% of winners will elect the lump sum payment option. Additionally, the Company estimates the current portion of future winner liabilities based on historical experience with winner payment elections, in conjunction with the theoretical projected number of jackpots.

Restricted Cash and Investments

The Company is required by gaming regulation to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. In certain cases regulators have allowed for surety bonds or letters of credit in lieu of restricted cash. Restricted amounts are based primarily on the WAP jackpot amount displayed to slot players and vary by jurisdiction. Compliance with restricted cash and investment or assurance requirements for jackpot funding is reported to gaming authorities in various jurisdictions. Additionally, restricted cash is maintained for interactive online player deposits, as well as collections on factored and serviced receivables not yet paid through to the third-party owner.

Jackpot Annuity Investments

In December 2015, the Company initiated a plan to sell jackpot annuity investments previously held-to-maturity for funding jackpot payments to previous winners, and instead satisfy funding assurance requirements through surety bonds or letters of credit where allowed by regulators. Accordingly, the remaining jackpot annuity investments, composed of discounted qualifying U.S. Treasury or agency securities, are classified as available-for-sale investments and carried at fair value with unrealized gain/loss recorded in other comprehensive income.

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

Advertising

Advertising costs are expensed as incurred. Advertising expense was $151.6 million, $130.1 million and $126.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Contingencies

The Company accounts for claims and contingencies in accordance with authoritative guidance that requires the Company to record an estimated loss from a claim or loss contingency when information available prior to issuance of the consolidated financial statements indicates that it is probable that a liability has been incurred at the date of the consolidated financial statements and the amount of the loss can be reasonably estimated. If the Company determines that it is reasonably possible but not probable that a liability has been incurred or if the amount of a probable loss cannot be reasonably estimated, then in accordance with the authoritative guidance, the Company discloses the amount or range of estimated loss if the amount or range of estimated loss is material. Accounting for claims and contingencies requires the Company to use judgment. The Company consults with legal counsel on those issues related to litigation and seeks input from other experts and advisors with respect to matters in the ordinary course of business. The Company expenses legal costs as incurred.

Redeemable non-controlling interests

Upon issuance, redeemable non-controlling interests are generally recorded at fair value. Subsequent to issuance redeemable non-controlling interests are reported at their redemption value no later than the date they become redeemable by the holder.

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

Concentrations of Risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of bank deposits, short and long-term investments, accounts receivable, customer financing receivables and foreign currency exchange contracts. Deposits held with banks in the United States may exceed the amount of Federal Deposit Insurance Corporation ("FDIC") insurance provided on such deposits. Deposits held with banks outside the United States generally do not benefit from FDIC insurance. The majority of the Company’s day-to-day banking operations globally are maintained with major, financially sound counterparties with high-grade credit ratings, and the Company limits its exposure to any one counterparty.

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

New Accounting Standards - Adopted

In March 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amended guidance requires: (i) recognition of all excess tax expense or benefit in the consolidated statement of operations in the reporting period in which they occur; (ii) excess tax benefits to be classified along with other income tax cash flows as an operating activity in the statement of cash flows; (iii) cash paid by directly withholding shares for tax withholding purposes be classified as a financing activity in the statement of cash flows. The amended guidance also allows companies to repurchase more of an employee's vesting shares for tax withholding purposes without triggering liability accounting and to make an accounting policy election to either estimate the number of awards that are expected to vest, consistent with current GAAP, or account for forfeitures when they occur. The amended guidance is effective for the Company in the first quarter of 2017, with early adoption permitted in any interim or annual period.

The amended guidance was early adopted in the fourth quarter of 2016, requiring the Company to reflect any adjustments to the consolidated statement of operations at January 1, 2016, the beginning of the annual period. The primary impact of adoption was the recognition of excess tax benefits in the provision for income taxes rather than additional paid-in capital for all periods in 2016. Additional amendments to the accounting for income taxes and minimum statutory withholding tax requirements had no impact to retained earnings at January 1, 2016, where the cumulative effect of these changes are required to be recorded. The Company elected to continue to estimate forfeitures expected to occur to determine the amount of compensation cost to be recognized in each period. The adoption of this guidance did not have a material effect on the Company's consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40). The amended guidance defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The amended guidance is effective for the Company in 2016, with early adoption permitted. The amended guidance was adopted in the fourth quarter of 2016 and did not have a material effect on the Company's consolidated financial statements or disclosures.

New Accounting Standards - Not Yet Adopted

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amended guidance simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. In accordance with the amended guidance, the Company will perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, and an impairment charge will be recognized for the amount by which the carrying value exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit. The amended guidance is effective for the Company in the first quarter of 2020 with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017, and must be applied prospectively. The Company is currently evaluating the impact and timing of adopting this guidance.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amended guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amended guidance is effective for the Company in the first quarter of 2018 with early adoption permitted. The Company is currently evaluating the impact and timing of adopting this guidance.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amended guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. The adoption of this guidance is expected to result in a significant portion of the Company's operating leases, where the Company is the lessee, to be recognized on its consolidated balance sheet. The guidance requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The amended guidance is effective for the Company in the first quarter of 2019 with early adoption permitted. The Company is currently evaluating the impact and timing of adopting this guidance.

In May 2014, the FASB issued ASU No. 2014-09 (Topic 606), Revenue from Contracts with Customers. The amended guidance, combined with all subsequent amendments (collectively "ASU 2014-09"), outlines a single comprehensive revenue model in accounting for revenue from contracts with customers. ASU 2014-09 supersedes existing revenue recognition guidance under GAAP, including industry-specific guidance, and replaces it with a five-step revenue model with a core principle to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under ASU 2014-09, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the Company in the first quarter of 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the method of adoption and impact of adopting this guidance, the effects of which are not currently reasonably estimable. Upon adoption, the Company anticipates increased revenue disclosures such as disclosures about variable consideration, contract assets, performance obligations, recognition over time versus at a point-in-time, and when the Company's customers control the goods or services delivered.

3.	Acquisitions

The acquisition of IGT was completed on April 7, 2015 (the “Acquisition Date”). IGT is a global gaming company specializing in the design, development, manufacture and marketing of casino-style gaming equipment, systems technology and game content across multiple platforms — land-based, online real money and social gaming. The acquisition of IGT established the Company as the world’s leading end-to-end gaming company, uniquely positioned to capitalize on opportunities in global gaming markets. The Company combines best-in-class content, operator capabilities, and interactive solutions, joining IGT’s leading game library and manufacturing and operating capabilities with GTECH’s gaming operations, lottery technology and services.

Total acquisition consideration of $4.545 billion consisted of $3.616 billion cash consideration and $0.929 billion equity consideration. Consistent with the terms of the transaction, equity consideration was determined based on the average of the volume-weighted average prices of GTECH common shares on the Italian Stock Exchange, converted to the U.S. dollar equivalent, for 10 randomly selected days within the period of 20 consecutive trading days ending on the second full trading day prior to the Acquisition Date. Under the terms of the transaction, IGT shareholders received 45.3 million common shares of the Parent, and IGT employees received 1.4 million restricted stock units. The Company utilized the closing stock price immediately prior to the merger and the number of shares issued to determine the fair value of the consideration.

Equity consideration included the fair value of shares vested and outstanding immediately prior to the Acquisition Date of $917.3 million and the portion of outstanding restricted stock units deemed to have been earned as of the Acquisition Date of $11.6 million. The portion of outstanding restricted stock units deemed not to have been earned as of the Acquisition Date of $16.2 million were expensed over the remaining future vesting period.

The transaction was accounted for as a business combination using the acquisition method of accounting. This method requires that the assets acquired and liabilities assumed be recognized at their fair values as of the Acquisition Date. In 2016, adjustments were made to finalize the fair value of tax assets and liabilities. The following table summarizes the final allocation of the consideration to the fair values of the assets acquired and liabilities assumed at the Acquisition Date.

($ thousands)
Purchase Price Allocation:
Cash consideration	3,616,410
Equity consideration	928,884
Total purchase price	4,545,294

Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	374,995
Restricted cash	56,656
Trade and other receivables	237,488
Inventories	95,562
Other current assets	361,003
Systems, equipment and other assets related to contracts	126,524
Property, plant and equipment	336,044
Intangible assets	2,960,000
Other non-current assets	628,620
Deferred income tax assets	246,953
Accounts payable	(75,814)
Other current liabilities	(379,968)
Long-term debt, less current portion	(1,937,942)
Deferred income tax liabilities	(1,069,833)
Other non-current liabilities	(360,335)
1,599,953
Goodwill	2,945,341

Goodwill recognized as a result of the acquisition is not deductible for tax purposes.

The cash outflow associated with the IGT acquisition is summarized as follows:

($ thousands)
Cash payment for IGT shares outstanding	3,572,968
Cash payment for IGT employee stock awards	43,442
3,616,410
Less cash acquired	(374,995)
Net cash outflow	3,241,415

The fair values of acquired intangible assets as of the Acquisition Date along with the weighted-average useful lives over which the finite-lived intangibles are being amortized on a straight-line basis (which approximates their economic use) are as follows:

($ thousands)	Fair Value	Weighted Average Useful Life in Years

Customer relationships	1,715,000	14.8
Game library	360,000	2.5
Corporate trademarks	340,000	Indefinite
Computer software	275,000	9.4
Developed technologies	180,000	3.8
Product trademarks	90,000	7.3
	2,960,000

In 2016, the Company recorded an impairment loss of $30.0 million related to certain of the acquired corporate trademarks.

The Company incurred $1.7 million, $49.4 million and $44.0 million of legal, accounting and other professional fees and expenses in 2016, 2015 and 2014, respectively, related to the IGT acquisition. These expenses are included in the consolidated statement of operations in the line item entitled “Transaction expense, net.”

The Company’s consolidated financial statements for the year ended December 31, 2015 include IGT’s results of operations from April 7, 2015 through December 31, 2015. Revenue and operating loss attributable to IGT during this period total $1.346 billion and $45.4 million, respectively. The $45.4 million operating loss includes $276.0 million of acquired intangible assets amortization, which are a direct result of the IGT acquisition.

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

4.	Trade and Other Receivables, net

Trade and other receivables, net are recorded at cost.

	December 31, 2016
	Trade and other receivables
($ thousands)	Gross	Allowance for credit losses	Net

Trade receivables	991,556	(58,884)	932,672
Related party receivables (Note 25)	12,638	—	12,638
Sales-type lease receivables	1,927	—	1,927
	1,006,121	(58,884)	947,237

	December 31, 2015
	Trade and other receivables
($ thousands)	Gross	Allowance for credit losses	Net

Trade receivables	1,013,330	(76,137)	937,193
Related party receivables (Note 25)	20,727	—	20,727
Sales-type lease receivables	1,672	—	1,672
	1,035,729	(76,137)	959,592

The following table presents the activity in the allowance for credit losses related to trade receivables:

	December 31,
($ thousands)	2016	2015	2014

Balance at beginning of year	(76,137)	(91,819)	(99,657)
Provisions, net	(13,594)	(18,883)	(14,655)
Amounts written off as uncollectible	29,289	25,703	14,310
Foreign currency translation	1,558	9,263	11,695
Other	—	(401)	(3,512)
Balance at end of year	(58,884)	(76,137)	(91,819)

In 2014 and 2013, the Company entered into two agreements with major European financial institutions to sell certain accounts receivable on a non-recourse basis, related to the Italy segment. These receivables have been derecognized from the Company’s consolidated balance sheet. The agreements have a three- and five-year duration, respectively, and are subject to early termination by either party. The aggregate amount of outstanding accounts receivables is limited to a maximum amount of €300 million and €150 million for Scratch & Win and Commercial Services, respectively. At December 31, 2016 and 2015, the following receivables had been sold:

	December 31, 2016		December 31, 2015
(in thousands)	euro	$	euro	$

Scratch & Win	144,625	152,449	179,904	195,862
Commercial services	59,334	62,544	60,265	65,611
	203,959	214,993	240,169	261,473

5.	Inventories

	December 31,
($ thousands)	2016	2015

Raw materials	161,911	110,367
Work in progress	39,744	56,841
Finished goods	145,839	102,774
	347,494	269,982

6.	Other Assets

Other current assets

	December 31,
($ thousands)	2016	2015

Customer financing receivables, net	109,773	137,136
Other receivables	104,689	102,585
Prepaid royalties	65,375	53,293
Prepaid expenses	36,838	33,710
Jackpot investments	693	26,690
Other	107,359	70,287
	424,727	423,701

Other non- current assets

	December 31,
($ thousands)	2016	2015

Italian Lotto license fee, net	804,142	—
Scratch & Win license fee, net	257,669	362,900
New Jersey license fee, net	95,222	102,841
Other license fees, net	30,306	32,842
License fees, net	1,187,339	498,583

Prepaid royalties	138,314	156,479
Customer financing receivables, net	53,962	62,709
Jackpot investments	3,491	124,809
Other	114,556	95,337
	1,497,662	937,917

The license fees are being amortized as follows:

License Fee	License Term	Amortization Start Date

Italian Lotto	9 years	December 2016
Scratch & Win	9 years	October 2010
New Jersey	15 years, 9 months	October 2013

At December 31, 2016, $29.2 million of certain outstanding customer financing receivables were sold on a non-recourse basis.

The allowance for customer financing receivables, net are as follows:

	December 31, 2016
		Allowance for
($ thousands)	Gross	credit losses	Net

Current	114,677	(4,904)	109,773
Non-current	56,914	(2,952)	53,962
	171,591	(7,856)	163,735

	December 31, 2015
		Allowance for
($ thousands)	Gross	credit losses	Net

Current	140,681	(3,545)	137,136
Non-current	63,052	(343)	62,709
	203,733	(3,888)	199,845

The following table presents the activity in the allowance for credit losses related to customer financing receivables, net:

	December 31,
($ thousands)	2016	2015

Balance at beginning of year	(3,888)	—
Provisions, net	(4,481)	(3,706)
Amounts written off as uncollectible	—	20
Foreign currency translation	513	(59)
Other	—	(143)
Balance at end of year	(7,856)	(3,888)

7.	Fair Value of Financial Assets and Liabilities

Financial assets and liabilities carried at fair value

The following tables represent the fair value hierarchy for financial assets and liabilities measured at fair value at December 31, 2016 and 2015:

	December 31, 2016
($ thousands)	Fair Value	Level 1	Level 2	Level 3	Total

Restricted Investments	46,718	46,718	—	—	46,718

Derivative Assets:
Foreign Currency Forward Contracts	8,339	—	8,339	—	8,339
Interest Rate Swaps	1,079	—	1,079	—	1,079

Jackpot Investments	4,184	4,184	—	—	4,184
Available for Sale Investments	12,666	12,666	—	—	12,666

Derivative Liabilities:
Foreign Currency Forward Contracts	126	—	126	—	126
Interest Rate Swaps	13,709	—	13,709	—	13,709

	December 31, 2015
($ thousands)	Fair Value	Level 1	Level 2	Level 3	Total

Restricted Investments	43,426	43,426	—	—	43,426

Derivative Assets:
Foreign Currency Forward Contracts	5,002	—	5,002	—	5,002
Interest Rate Swaps	1,963	—	1,963	—	1,963

Jackpot Investments	151,499	151,499	—	—	151,499
Available for Sale Investments	7,250	7,250	—	—	7,250

Derivative Liabilities:
Foreign Currency Forward Contracts	750	—	750	—	750
Interest Rate Swaps	8,958	—	8,958	—	8,958

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

Jackpot investments were valued using quoted market prices. Jackpot investments are presented as other current and non-current assets in the consolidated balance sheet.

Available-for-sale investments were valued using quoted market prices. Available-for-sale investments are presented as other non-current assets in the consolidated balance sheet.

Financial assets and liabilities not carried at fair value

The following tables represent the fair value hierarchy for financial assets and liabilities not measured at fair value at December 31, 2016 and 2015:

	December 31, 2016
($ thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total	Unrealized Gain (Loss)

Customer financing receivables, net	163,735	165,241	—	—	165,241	165,241	1,506
Available-for-sale investments	14,838	14,838	—	—	14,838	14,838	—
Jackpot liabilities	299,042	291,026	—	—	291,026	291,026	8,016
Debt	7,872,285	8,415,890	—	8,415,890	—	8,415,890	(543,605)

	December 31, 2015
($ thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total	Unrealized Gain (Loss)

Customer financing receivables, net	199,845	199,845	—	—	199,845	199,845	—
Available-for-sale investments	13,232	13,232	—	—	13,232	13,232	—
Jackpot liabilities	337,243	329,923	—	—	329,923	329,923	7,320
Debt	8,343,368	8,176,986	6,450,306	1,726,680	—	8,176,986	166,382

Valuation Techniques and Balance Sheet Presentation

Customer financing receivables, net are recorded and valued based on expected payments and market interest rates (ranging from 4.30% to 13.10%) relative to the credit risk of each customer region. Credit risk is determined on a number of factors, including customer size, type, financial condition, historical collection experience, account aging, and credit ratings derived from credit reporting agencies and other industry trade reports. Contracts are typically secured by the underlying assets sold and notes are secured by the developed property and/or other assets. The higher risk rate categories include most of the

Company’s development financing loans in new markets and customers in regions with a history of currency or economic instability, such as Latin America. Customer financing receivables, net are presented as other current and non-current assets in the consolidated balance sheet.

Available-for-sale investments are carried at cost (which approximates fair value) and are presented as other non-current assets in the consolidated balance sheet.

Jackpot liabilities were primarily valued using discounted cash flows, incorporating expected future payment timing, estimated funding rates based on the treasury yield curve, and nonperformance credit risk. Expected annuity payments over one to 25 years (average 10 years) were discounted using the 10-year treasury yield curve rate (2.45%) for the estimated funding rate and the 10-year credit default swap rate (2.13%) for nonperformance risk. The present value (carrying value) of the expected lump sum payments were discounted using the 1-year treasury yield curve rate (0.85%) with the 1-year credit default swap rate (0.18%) for the current amounts and the 2-year treasury yield curve rate (1.20%) with the 2-year credit default swap rate (0.35%) for non-current amounts. Significant increases (decreases) in any of these inputs in isolation would result in a lower (higher) fair value measurement. Generally, changes in the estimated funding rates do not correlate with changes in non-performance credit risk. Jackpot liabilities are presented as other current and non-current liabilities in the consolidated balance sheet.

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

The Company uses selected derivative hedging instruments, including principally foreign currency forward contracts and interest rate swaps, for the purposes of managing currency risks and interest rate risk arising from its operations and sources of financing.

Cash flow hedges

The gross notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2016 and 2015 was $120.9 million and $4.7 million, respectively.

Net realized and unrealized gains and losses from foreign currency cash flow hedges included in other comprehensive income at December 31, 2016 and 2015 was $8.1 million and $(0.5) million. The amount retained in other comprehensive income at December 31, 2016 is expected to mature and affect the consolidated statement of operations in 2017.

Fair value hedges

In September 2015, the Company executed $625 million notional amount of interest rate swaps (“swaps”) that effectively convert $625 million of the 6.250% Senior Secured Notes due 2022 from fixed interest rate debt to variable rate debt. Under the terms of these swaps, the Company is required to make variable rate interest payments based on six-month LIBOR plus a fixed spread, collectively ranging between 5.65% and 5.77% at December 31, 2016, and will receive fixed rate interest payments from its counterparties based on a fixed rate of 6.25%. The LIBOR rate resets semiannually on February 15 and August 15. Settlement of the net amount of interest receivable or payable under the swaps occurs semiannually on February 15 and August 15. The swaps terminate in February 2022.

The Company held interest rate swaps exchanging fixed rate interest payments for variable rate interest payments (described below) that were designated fair value hedges against changes in the fair value portion of the respective notes. Net amounts receivable or payable under the swaps settled semiannually on June 15 and December 15 of each year.

Swaps related to the 7.500% Senior Secured Notes due 2019 included $250 million notional amounts with a variable rate based on one-month LIBOR plus 342 bps, and $250 million notional amounts with a variable rate based on six-month LIBOR plus 409 bps. Both swaps carried a termination date of June 15, 2019.

Swaps related to the 5.500% Senior Secured Notes due 2020 totaled $300 million notional amount with a variable rate based on the six-month LIBOR plus 186 bps with a termination date of June 15, 2020.

In conjunction with the tender in April 2015 of $175.9 million principal of 5.500% Senior Secured Notes due 2020, $175.9 million notional amount of related interest rate swaps were canceled. The Company received cash proceeds of $13.0 million from the swap counterparties upon settlement in May 2015. The remaining $124.1 million notional amount of interest rate swaps equaled the remaining outstanding principal of the 5.500% Senior Secured Notes due 2020.

In September 2015, all remaining swaps related to the 7.500% Senior Secured Notes due 2019 and 5.500% Senior Secured Notes due 2020 with a collective notional amount of $624 million were canceled. The Company received cash proceeds of $59.0 million from the swap counterparties, which reduced the swap fair value adjustment asset and interest receivable to zero. However, in accordance with hedge accounting requirements, a swap fair value adjustment to debt remained to be amortized as a reduction to interest expense over the remaining debt life. The balance of the swap fair value adjustment was $0.9 million and $1.3 million at December 31, 2016 and December 31, 2015, respectively.

At December 31, 2014, the Company did not hold any fair value hedges. The €150 million ($182.1 million at the December 31, 2014 exchange rate) notional amount of swaps, which were designated as hedges of fixed interest rates on the 5.375% Senior Notes due 2016 were settled in December 2014, in connection with the redemption of those notes, resulting in a $10.1 million gain.

Derivatives not designated as hedging instruments

The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2016 and 2015 was $364.5 million and $352.6 million, respectively.

Presentation of Derivative Amounts

All derivatives are recorded gross, except netting of foreign exchange contracts and counterparty netting of swaps’ interest receivable and payable, as applicable.

Balance Sheet Location and Fair Value

	At December 31,
	2016		2015
($ thousands)	Assets	Liabilities	Assets	Liabilities

Fair Value Hedges: Interest Rate Swaps
Non-current financial liabilities	—	13,709	—	8,958
Long-term debt	—	(9,123)	—	(9,195)
Gross Derivatives	—	4,586	—	(237)

Non-Designated Hedges: Foreign Currency Contracts, net
Current financial assets	4,965	—	4,829	—
Current financial liabilities	—	126	—	750

Cash Flow Hedges: Foreign Currency Contracts, net
Current financial assets	3,374	—	173	—

Counterparty Netting: Swap Interest
Current financial assets:
Interest due from counterparty	1,079	—	1,963	—
Net Derivatives	9,418	4,712	6,965	513

Income Statement Location and Income (Expense)

	For the year ended December 31,
($ thousands)	2016	2015	2014

Fair Value Hedges: Interest Rate Swaps
Effectiveness - Contra interest expense	—	—	4,885
Ineffectiveness - Contra interest expense	—	—	421
Effectiveness - Other income	(540)	1,646	—
Ineffectiveness - Other income	(1,280)	232	—

Non-Designated Hedges: Foreign Currency Contracts, net
Realized gains (losses) - Foreign exchange gain (loss), net	16,873	(16,651)	(33,430)

Cash Flow Hedges: Foreign Currency Contracts, net
Realized gains - Service revenue	5,218	244	640

9.	Systems, Equipment and Other Assets Related to Contracts, net

	December 31,
($ thousands)	2016	2015

Land	574	590
Buildings	121,572	110,049
Terminals and systems	2,652,742	2,574,369
Furniture and equipment	172,666	177,425
Contracts in progress	169,367	92,356
	3,116,921	2,954,789
Accumulated depreciation	(1,917,247)	(1,827,271)
	1,199,674	1,127,518

The Company capitalized $1.5 million and $1.1 million of borrowing costs in 2016 and 2015, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 5.6% and 5.1% for 2016 and 2015, respectively, which was the effective interest rate of all borrowings.

10.	Property, Plant and Equipment, net

	December 31,
($ thousands)	2016	2015

Land	18,787	18,829
Buildings	219,416	218,903
Furniture and equipment	234,458	230,267
Construction in progress	36,353	12,457
	509,014	480,456
Accumulated depreciation	(151,173)	(130,779)
	357,841	349,677

11.	Goodwill, net

Changes in the carrying amount of goodwill, net, consist of the following for 2016 and 2015:

	North America Gaming and	North America
($ thousands)	Interactive	Lottery	International	Italy	Total
Balance at December 31, 2014	210,700	1,069,863	1,160,424	1,517,894	3,958,881

IGT acquisition	2,415,582	147,292	382,958	—	2,945,832
Other acquisitions	—	—	—	9,798	9,798
Foreign currency translation	—	—	(8,299)	(75,713)	(84,012)
Balance at December 31, 2015	2,626,282	1,217,155	1,535,083	1,451,979	6,830,499

IGT acquisition	(402)	(25)	(64)	—	(491)
Other acquisitions	—	4,399	—	3,734	8,133
Other changes	—	—	—	(278)	(278)
Foreign currency translation	—	—	(7,470)	(20,381)	(27,851)
Balance at December 31, 2016	2,625,880	1,221,529	1,527,549	1,435,054	6,810,012

Balance at December 31, 2015
Cost	2,626,282	1,221,248	1,656,888	1,453,612	6,958,030
Accumulated impairment loss	—	(4,093)	(121,805)	(1,633)	(127,531)
	2,626,282	1,217,155	1,535,083	1,451,979	6,830,499

Balance at December 31, 2016
Cost	2,625,880	1,225,622	1,639,282	1,436,635	6,927,419
Accumulated impairment loss	—	(4,093)	(111,733)	(1,581)	(117,407)
	2,625,880	1,221,529	1,527,549	1,435,054	6,810,012

On July 19, 2016, the Company acquired 100% of the shares of Hudson Alley Software Inc. (“Hudson Alley”), a provider of lottery sales force automation and lottery retailer engagement applications. The purchase price for Hudson Alley was composed of approximately $5.0 million (which was paid on July 19, 2016), $3.0 million payable on August 1, 2017 together with interest at 1.25% and an earn-out not to exceed $5.0 million. Acquired goodwill of $4.4 million was allocated to the North America Lottery segment.

As described in Note 3, the acquisition of IGT was completed on April 7, 2015. Acquired goodwill of $2.945 billion was allocated to the reporting units above.

12.	Intangible Assets, net

Intangible assets at December 31, 2016 and 2015 consist of:

	December 31, 2016
($ thousands)	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Life (years)
Subject to amortization
Customer relationships	2,590,225	809,669	1,780,556	14.8
Computer software and game library	946,150	550,506	395,644	5.7
Trademarks	200,107	35,923	164,184	13.4
Developed technologies	234,420	128,200	106,220	5.4
Concessions and licenses	255,299	153,277	102,022	10.3
Networks	15,689	11,225	4,464	7.0
Sports and horse racing betting rights	115,991	112,060	3,931	6.5
Other	8,654	3,557	5,097	16.1
	4,366,535	1,804,417	2,562,118
Not subject to amortization
Trademarks	311,913	—	311,913
Total intangible assets, excluding goodwill	4,678,448	1,804,417	2,874,031

	December 31, 2015
($ thousands)	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Life (years)
Subject to amortization
Customer relationships	2,587,202	653,802	1,933,400	14.8
Computer software and game library	946,983	365,305	581,678	5.8
Developed technologies	213,840	67,746	146,094	5.1
Concessions and licenses	251,692	126,732	124,960	10.4
Trademarks	102,179	14,971	87,208	6.6
Sports and horse racing betting rights	119,400	107,506	11,894	6.5
Networks	15,051	10,504	4,547	3.0
Other	8,559	3,020	5,539	16.2
	4,244,906	1,349,586	2,895,320
Not subject to amortization
Trademarks	440,313	—	440,313
Total intangible assets, excluding goodwill	4,685,219	1,349,586	3,335,633

Amortization expense on intangible assets was $492.1 million, $410.4 million and $148.9 million in 2016, 2015 and 2014, respectively.

Amortization expense on intangible assets for the next five years is expected to be as follows ($ thousands):

Year	Amount
2017	417,431
2018	282,128
2019	270,693
2020	240,753
2021	220,511
Total	1,431,516

Amortization expense for computer software was $38.4 million, $34.0 million and $10.1 million in 2016, 2015 and 2014, respectively.

The Company recorded impairment losses of $30.0 million in its North America Gaming and Interactive segment in 2016 for certain indefinite lived trademarks relating to the expected slowing of growth in the social gaming market and $9.7 million in its International segment in 2015 for certain indefinite lived trademarks. The Company used the Relief from Royalty method in determining the amount of the impairment losses.

13.	Other Liabilities

Other current liabilities

	December 31,
($ thousands)	2016	2015

Payable to Italian regulator (Note 18)	179,197	—
Accrued interest payable	165,290	171,486
Employee compensation	158,236	155,753
Accrued expenses	127,092	168,160
Taxes other than income taxes	123,267	112,690
Current financial liabilities	108,915	48,584
Jackpot liabilities	95,574	110,979
Deferred revenue	80,528	57,089
Advance payments from customers	25,473	33,976
Short-term provisions	5,771	19,544
Advance billings	3,331	17,370
Other	24,371	26,955
	1,097,045	922,586

Other non-current liabilities

	December 31,
($ thousands)	2016	2015

Jackpot liabilities	203,468	226,264
Deferred revenue	66,220	38,308
Finance leases	62,142	71,548
Royalties payable	37,681	38,311
Reserve for uncertain tax positions	13,626	29,970
Italian staff severance fund	11,454	11,385
Long-term provisions	8,935	10,888
Contingent liabilities	6,459	6,945
Other	34,571	28,874
	444,556	462,493

14.	Debt

	December 31,
($ thousands)	2016	2015

6.250% Senior Secured Notes due 2022	1,472,150	1,468,875
6.500% Senior Secured Notes due 2025	1,085,537	1,084,249
4.750% Senior Secured Notes due 2023	884,917	912,418
4.125% Senior Secured Notes due 2020	730,465	752,212
5.625% Senior Secured Notes due 2020	593,954	592,245
7.500% Senior Secured Notes due 2019	521,894	530,009
6.625% Senior Secured Notes due 2018	521,556	533,915
4.750% Senior Secured Notes due 2020	509,050	520,649
5.500% Senior Secured Notes due 2020	126,294	126,833
5.350% Senior Secured Notes due 2023	61,187	61,303
Senior Secured Notes	6,507,004	6,582,708

Term Loan Facilities due 2019	839,552	866,785
Revolving Credit Facilities due 2021	516,529	834,968
Capital Securities due 2066	—	49,472
Other	—	80
Long-term debt, less current portion	7,863,085	8,334,013

Current portion of long-term debt	77	160
Total Debt	7,863,162	8,334,173

The principal balance of each debt obligation and a reconciliation to the consolidated balance sheet follows:

	December 31, 2016
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total

6.250% Senior Secured Notes due 2022	1,500,000	(17,804)	—	(10,046)	1,472,150
6.500% Senior Secured Notes due 2025	1,100,000	(14,463)	—	—	1,085,537
4.750% Senior Secured Notes due 2023	895,985	(11,068)	—	—	884,917
4.125% Senior Secured Notes due 2020	737,870	(7,405)	—	—	730,465
5.625% Senior Secured Notes due 2020	600,000	(6,046)	—	—	593,954
7.500% Senior Secured Notes due 2019	500,000	(29)	20,733	1,190	521,894
6.625% Senior Secured Notes due 2018	527,050	(5,494)	—	—	521,556
4.750% Senior Secured Notes due 2020	527,050	(18,000)	—	—	509,050
5.500% Senior Secured Notes due 2020	124,143	—	2,418	(267)	126,294
5.350% Senior Secured Notes due 2023	60,567	—	620	—	61,187
Senior Secured Notes	6,572,665	(80,309)	23,771	(9,123)	6,507,004

Term Loan Facilities due 2019	843,280	(3,728)	—	—	839,552
Revolving Credit Facilities due 2021	540,820	(24,291)	—	—	516,529
Other	77	—	—	—	77
Total Debt	7,956,842	(108,328)	23,771	(9,123)	7,863,162

	December 31, 2015
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total

6.250% Senior Secured Notes due 2022	1,500,000	(20,610)	—	(10,515)	1,468,875
6.500% Senior Secured Notes due 2025	1,100,000	(15,751)	—	—	1,084,249
4.750% Senior Secured Notes due 2023	925,395	(12,977)	—	—	912,418
4.125% Senior Secured Notes due 2020	762,090	(9,878)	—	—	752,212
5.625% Senior Secured Notes due 2020	600,000	(7,755)	—	—	592,245
7.500% Senior Secured Notes due 2019	500,000	—	28,345	1,664	530,009
6.625% Senior Secured Notes due 2018	544,350	(10,435)	—	—	533,915
4.750% Senior Secured Notes due 2020	544,350	(23,701)	—	—	520,649
5.500% Senior Secured Notes due 2020	124,143	—	3,034	(344)	126,833
5.350% Senior Secured Notes due 2023	60,567	—	736	—	61,303
Senior Secured Notes	6,660,895	(101,107)	32,115	(9,195)	6,582,708

Term Loan Facilities due 2019	870,960	(4,175)	—	—	866,785
Revolving Credit Facilities due 2021	855,480	(20,512)	—	—	834,968
Capital Securities due 2066	49,530	(58)	—	—	49,472
Other	240	—	—	—	240
Total Debt	8,437,105	(125,852)	32,115	(9,195)	8,334,173

Principal payments for each debt obligation for the next five years and thereafter are as follows:

	Calendar year
($ thousands)	2017	2018	2019	2020	2021	2022 and thereafter	Total

6.250% Senior Secured Notes due 2022	—	—	—	—	—	1,500,000	1,500,000
6.500% Senior Secured Notes due 2025	—	—	—	—	—	1,100,000	1,100,000
4.750% Senior Secured Notes due 2023	—	—	—	—	—	895,985	895,985
4.125% Senior Secured Notes due 2020	—	—	—	737,870	—	—	737,870
5.625% Senior Secured Notes due 2020	—	—	—	600,000	—	—	600,000
7.500% Senior Secured Notes due 2019	—	—	500,000	—	—	—	500,000
6.625% Senior Secured Notes due 2018	—	527,050	—	—	—	—	527,050
4.750% Senior Secured Notes due 2020	—	—	—	527,050	—	—	527,050
5.500% Senior Secured Notes due 2020	—	—	—	124,143	—	—	124,143
5.350% Senior Secured Notes due 2023	—	—	—	—	—	60,567	60,567
Senior Secured Notes	—	527,050	500,000	1,989,063	—	3,556,552	6,572,665

Term Loan Facilities due 2019	—	—	843,280	—	—	—	843,280
Revolving Credit Facilities due 2021	—	—	—	—	540,820	—	540,820
Other	77	—	—	—	—	—	77
Total Principal Payments	77	527,050	1,343,280	1,989,063	540,820	3,556,552	7,956,842

Senior Secured Notes

The key terms of the Company's senior secured notes at December 31, 2016, which are rated Ba2 and BB+ by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), respectively, are as follows:

Description		Principal (thousands)	Effective Interest Rate	Issuer	Guarantors	Collateral	Redemption	Interest payments
6.250% Senior Secured Notes due 2022		$1,500,000	6.52%	Parent	*	†	+	Semi-annually in arrears
6.500% Senior Secured Notes due 2025		$1,100,000	6.71%	Parent	*	†	+	Semi-annually in arrears
4.750% Senior Secured Notes due 2023		€850,000	4.98%	Parent	*	†	+	Semi-annually in arrears
4.125% Senior Secured Notes due 2020		€700,000	4.47%	Parent	*	†	+	Semi-annually in arrears
5.625% Senior Secured Notes due 2020		$600,000	5.98%	Parent	*	†	+	Semi-annually in arrears
7.500% Senior Secured Notes due 2019		$500,000	5.67%	IGT	**	††	+++	Semi-annually in arrears
6.625% Senior Secured Notes due 2018	[1]	€500,000	7.74%	Parent	*	†	++	Annually in arrears
4.750% Senior Secured Notes due 2020	[1]	€500,000	6.00%	Parent	*	†	++	Annually in arrears
5.500% Senior Secured Notes due 2020		$124,143	4.88%	IGT	**	††	+++	Semi-annually in arrears
5.350% Senior Secured Notes due 2023		$60,567	5.47%	IGT	**	††	+++	Semi-annually in arrears

*    Certain subsidiaries of the Parent.

**    The Parent and certain subsidiaries of the Parent.

†	Ownership interests held by the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

††	Certain intercompany loans with principal balances in excess of $10 million.

+
The Parent may redeem in whole or in part at any time prior to (1) the date which is three months prior to maturity with respect to the notes which are due in 2020 and (2) the date which is six months prior to maturity with respect to the notes which are due in 2022, 2023 and 2025 at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such dates, the Parent may redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of these notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

++
The Parent may redeem in whole but not in part at the greater of (1) 100% of their principal amount together with accrued and unpaid interest, or (2) at an amount specified in the terms and conditions of these notes. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest.

+++
IGT may redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. Upon the occurrence of certain events, IGT will be required to offer to repurchase all of these notes at a price equal to 100% of their principal amount together with accrued and unpaid interest.

1 Subject to a 1.25% per annum decrease in the event of an upgrade in ratings by Moody’s and S&P.

The Notes contain customary covenants and events of default. At December 31, 2016, the issuers were in compliance with all covenants.

Term Loan Facilities

The senior facilities agreement (the “TLF Senior Facilities Agreement”) provides for two (2) €400 million ($421.6 million at the December 31, 2016 exchange rate) term loan facilities maturing in January 2019 (the “Term Loan Facilities”).

Interest on the Term Loan Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on the Parent’s long-term ratings by Moody’s and S&P. At December 31, 2016 and 2015, the effective interest rate on the Term Loan Facilities was 1.9%.

The Term Loan Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests held by the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Upon the occurrence of certain events, the borrowers may be required to prepay the Term Loan Facilities in full.

The TLF Senior Facilities Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2016, the borrowers were in compliance with all covenants.

Revolving Credit Facilities

The senior facilities agreement (the “RCF Senior Facilities Agreement”) provides for the following multi-currency revolving credit facilities (the “Revolving Credit Facilities”):

Maximum Borrowing Available (thousands)	Facility	Borrowers
$1,800,000	Revolving Credit Facility A	Parent, IGT and IGT Global Solutions Corporation
€1,050,000	Revolving Credit Facility B	Parent and Lottomatica Holding S.r.l.

On July 26, 2016, the RCF Senior Facilities Agreement was amended to, among other things, extend the maturity date from November 2019 to July 2021.

Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on the Parent’s long-term ratings by Moody’s and S&P. At December 31, 2016 and 2015, the effective interest rate on the Revolving Credit Facilities was 2.42% and 2.20%, respectively.

The RCF Senior Facilities Agreement provides that the following fees (which are recorded as interest expense) are payable quarterly in arrears:

•
Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities depending on the Parent’s long-term ratings by Moody’s and S&P. The applicable rate was 0.725% at December 31, 2016.

•
Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate depending on the percentage of the Revolving Credit Facilities utilized. The applicable rate was 0.15% at December 31, 2016.

The Revolving Credit Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests held by the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments.

At December 31, 2016 and 2015, the Company’s unused available liquidity under the Revolving Credit Facilities was $2.367 billion and $2.088 billion, respectively.

The RCF Senior Facilities Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2016, the borrowers were in compliance with all covenants.

Capital Securities

On March 31, 2016, the Parent repurchased the remaining outstanding Capital Securities due 2066 at par.

Other Credit Facilities

The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2016 and 2015, there were no borrowings under these facilities.

Letters of Credit

The Parent and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted letter of credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2016 and 2015 and the weighted average annual cost of such letters of credit:

($ thousands)	Letters of Credit Outstanding
	Not under the Revolving Credit Facilities	Under the Revolving Credit Facilities	Total	Weighted Average Annual Cost
December 31, 2016	827,850	—	827,850	0.94%
December 31, 2015	711,365	—	711,365	0.97%

15.	Income Taxes

The components of income (loss) before the provision for income taxes, determined by tax jurisdiction, are as follows:

	For the year ended December 31,
($ thousands)	2016	2015	2014
Current:
Italy	578,221	419,116	417,212
United States	(355,451)	(379,425)	(60,932)
United Kingdom	87,269	(150,475)	(106,536)
All other	13,374	93,753	90,473
	323,413	(17,031)	340,217

The provision (benefit) for income taxes consists of:

	For the year ended December 31,
($ thousands)	2016	2015	2014
Current:
Italy	192,712	168,915	206,212
United States	(16,982)	(24,434)	4,750
United Kingdom	711	(5,097)	528
All other	36,414	48,753	36,218
	212,855	188,137	247,708
Deferred:
Italy	(5,837)	1,660	8,122
United States	(109,139)	(121,032)	1,692
United Kingdom	19,232	(16,242)	(8,948)
All other	(57,905)	(13,627)	(8,161)
	(153,649)	(149,241)	(7,295)
	59,206	38,896	240,413

Income taxes paid (net of refunds) were $183.3 million, $199.2 million and $211.3 million in 2016, 2015 and 2014, respectively.

The Parent is tax resident in the United Kingdom. A reconciliation of the provision for income taxes, with the amount computed by applying the weighted average rate of the United Kingdom statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods (20.00% in 2016, 20.25% in 2015 and 21.50% in 2014) to income (loss) before the provision for income taxes is as follows:

	For the year ended December 31,
($ thousands)	2016	2015	2014

Income (loss) before provision for income taxes	323,413	(17,031)	340,217
United Kingdom statutory tax rate	20.00%	20.25%	21.50%
Theoretical tax expense (benefit)	64,682	(3,449)	73,147

IRAP and other local taxes	36,754	29,697	49,806
Italian tax litigation settlement	15,256	—	19,934
Tax cost of dividend	4,619	12,888	3,903
Foreign losses with no tax benefit	3,610	7,495	12,255
Foreign tax expense, net of federal benefit	3,457	9,003	10,765
Nondeductible expenses	2,659	30,244	9,052
Italian reorganization tax	—	13,405	35,989
Non-controlling interest	(3,605)	8,565	5,015
Research and development tax credit	(4,980)	(4,393)	(507)
Non-taxable gains on investments	(5,880)	—	—
Provision to return adjustment	(6,705)	(1,434)	(533)
Impact of changes in tax law	(8,422)	(4,746)	(1,028)
Italian allowance for corporate equity	(9,243)	(6,929)	(5,355)
Change in unrecognized tax benefits	(10,914)	(15,593)	427
Foreign tax differential	(17,013)	(48,407)	15,768
Other	(5,069)	12,550	11,775
	59,206	38,896	240,413

Effective tax rate	18.3%	(228.4)%	70.7%

The Company’s effective income tax rate was 18.3% in 2016, as compared to (228.4)% in 2015 . The principal drivers of the change were one time non-deductible costs associated with the IGT acquisition in 2015, the non-recurring costs associated with the migration of the Parent company from Italy to the United Kingdom in 2015 and a reduction in operating losses in 2016 without tax benefits in certain foreign jurisdictions.

The Company’s effective income tax rate was (228.4)% in 2015 as compared to 70.7% in 2014. The principal drivers of the change were costs associated with the IGT acquisition in 2015 that were either non-deductible for tax purposes or deductible at rates lower than the Company’s global blended statutory tax rate.

The significant components reflected within the tax rate reconciliation labeled “Foreign tax differential” includes the effects of foreign subsidiaries’ earnings taxed at rates other than the U.K. statutory rate.

 On December 18, 2015, the Consolidated Appropriations Act 2016 was signed into law in the United States. Some of the provisions were retroactive to January 1, 2015, including the permanent extension of the U.S. research and development tax credit. The effective tax rate reflects the Company’s estimated 2016 and 2015 U.S. research and development tax credit.

The U.K. 2015 Finance Bill received Royal Assent in the fourth quarter of 2015, which resulted in the enactment of the U.K. corporate tax rate change from 20% in 2015 to 19% in 2017, then 18% in 2020. As a result, the Company recorded $1.4 million of income taxes in the fourth quarter of 2015 to write down the U.K. net deferred tax asset.

In December 2015, the Italian Government approved the reduction of the Italian federal tax rate from the current rate of 27.5% to 24% in 2017. As a result, the Company recorded an $11.8 million tax benefit in the fourth quarter of 2015 to write down Italy’s net deferred tax liability.

The Company early adopted ASU 2016-09 in the fourth quarter of 2016. The primary impact of adoption required the Company to recognize all excess tax benefits and tax deficiencies in the income statement prospectively beginning in the first quarter of 2016. This could result in fluctuations in the effective tax rate period over period depending on how many awards vest during the year as well as the volatility of the stock price. At January 1, 2016, the Company had $3.3 million of excess tax deductions related to stock-based compensation that were tracked off balance sheet. The tax effect of these deductions was $1.2 million. The Company recorded a cumulative effect adjustment to retained earnings of $1.2 million to recognize these excess tax benefits on the balance sheet.

The components of deferred tax assets and liabilities are as follows:

	December 31,
($ thousands)	2016	2015

Deferred tax assets:
Net operating losses	266,547	292,439
Provisions not currently deductible for tax purposes	160,202	164,164
Depreciation and amortization	118,122	148,801
Jackpot timing differences	83,989	92,807
Credit carryforwards	38,618	40,578
Inventory reserves	15,974	6,820
Deferred revenue	9,129	10,184
Stock-based compensation	7,468	7,690
Other	15,897	15,062
Gross deferred tax assets	715,946	778,545
Valuation allowance	(151,653)	(139,663)
Net deferred tax assets	564,293	638,882

Deferred tax liabilities:
Acquired intangible assets	1,115,345	1,294,816
Depreciation and amortization	144,115	178,925
Foreign exchange on intra-group loan	—	17,110
Other	35,381	41,375
Total deferred tax liabilities	1,294,841	1,532,226

Net deferred income tax liability	(730,548)	(893,344)

The Company’s net deferred income taxes are recorded in the consolidated balance sheet as follows:

	December 31,
($ thousands)	2016	2015

Deferred income taxes - non-current asset	31,376	48,074
Deferred income taxes - non-current liability	(761,924)	(941,418)
	(730,548)	(893,344)

The Company has gross tax loss carryforwards in a number of tax jurisdictions of $1.214 billion that begin to expire in 2029, while others have an unlimited carryforward period. Portions of these tax loss carryforwards are subject to annual limitations, including Section 382 of the U.S. Internal Revenue Code of 1986, as amended, for U.S. tax purposes and similar provisions under other countries laws.

The Company has tax credits carryforwards of $38.6 million, of which $25.8 million will expire in 2017 (the Company has a full valuation allowance on the $25.8 million tax credits) with the remaining tax credits expiring in various dates through 2036.

A reconciliation of the beginning and ending amount of the valuation allowance is as follows:

	December 31,
($ thousands)	2016	2015	2014

Balance at beginning of year	139,663	77,631	86,742
Charges (credits) to expense	11,990	62,032	(9,111)
Balance at end of year	151,653	139,663	77,631

The valuation allowance pertains to certain U.S. and foreign net operating loss and credit carryforwards that are not expected to be realized. In assessing the need for a valuation allowance, the Company considered both positive and negative evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. When the Company changes its determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Deferred income taxes have not been recognized on the cumulative undistributed earnings of the Company’s non-UK subsidiaries as they have been either indefinitely reinvested or can be distributed tax free. Distribution of these earnings in the form of dividends or otherwise may result in a combination of income and withholding taxes payable in various countries. At December 31, 2016, the positive undistributed earnings of the Company's non-UK subsidiaries amounts to approximately $2.017 billion. Due to complexities in tax laws and the various forms of repatriation that exist, it is not practicable to estimate the unrecognized amount of deferred income taxes and the related withholding taxes associated with the Company’s undistributed earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the year ended December 31,
($ thousands)	2016	2015	2014

Balance at beginning of year	37,370	6,296	7,536
Current year acquisition	—	49,934	—
Additions to tax positions - current year	423	9,462	98
Additions to tax positions - prior years	1,718	—	—
Reductions to tax positions - current year	(652)	—	—
Reductions to tax positions - prior years	(12,755)	(7,733)	(1,338)
Settlements	(8,750)	(5,313)	—
Lapses in statutes of limitations	(3,014)	(15,276)	—
Balance at end of year	14,340	37,370	6,296

At December 31, 2016, 2015 and 2014, $10.8 million, $30.1 million and $6.3 million, respectively, of the unrecognized tax benefits, if recognized, would affect the Company’s effective tax rates.

The Company recognizes interest expense and penalties related to income tax matters in the provision for income taxes. For 2016, 2015 and 2014, the Company recognized $(0.1) million, $(10.0) million and $0.5 million, respectively, in interest expense and penalties. At December 31, 2016, 2015 and 2014, the gross balance of accrued interest was $3.6 million, $3.7 million and $3.0 million, respectively.

Unrecognized tax benefits decreased during 2016 as a result of the settlement with the U.S. Internal Revenue Service ("IRS"). For 2016, the additions to unrecognized tax benefits related to the current year are primarily attributable to U.S. tax issues.

The Company files income tax returns in various jurisdictions of which the United Kingdom, United States and Italy represent the major tax jurisdictions. During the fourth quarter of 2016, the Internal Revenue Service (“IRS”) completed the examination for tax year 2011 for Legacy IGT. Also, during 2016, the Company was notified the IRS will audit the tax year 2015 and the tax year 2014 for Legacy GTECH. All tax years prior to 2012 are closed with the IRS. Both Legacy GTECH and Legacy IGT have income tax audits in various taxing jurisdictions. The years that may be examined vary, with the earliest year being 2010.

In June 2015 a tax audit in Italy was initiated, which is also focused on the leveraged buyout transaction of GTECH Holdings Corporation in 2006 and subsequent acquisition debt refinancing. In July 2015, the Italian Tax Police issued a tax audit report (First Report) covering the years 2006-2010, alleging that GTECH did not recharge to GTECH Holdings Corporation all interest expense and other costs incurred in connection with the 2006 transaction and subsequent refinancing. Based on this tax report, in December 2015 the Italian Tax Agency issued a number of tax assessment notices to the Company covering the years 2006-2010 and alleging that additional taxes, penalties and interest for these years totaling €200.0 million are due.

Under Italian Law, the Company had 60 days in which to appeal the tax assessment notice. On February 26, 2016, the Company submitted a Voluntary Settlement Request, which entitled the Company to an automatic 90 day extension. In the meantime, on April 12, 2016, the Parent received a Tax Audit report (Second Report) from the Italian Tax Police covering years 2011- 2014. Based upon this report, the additional taxes, penalties and interest associated with the transfer pricing challenge was estimated to be approximately €275 million for those years.

During the mentioned extension period the Tax Agency re-examined the preliminary conclusions of the Tax Police in both First and Second Report and offered a tax settlement of an aggregate amount of €13.5 million ($15.3 million). The settlement procedure concluded on June 20, 2016 with the relevant tax payments made by the Parent. The above-mentioned settlement was booked as a reserve in the Company's 2016 Financial Statements.

Finally, the two additional claims contained in the Second Report regarding (i) the alleged improper deduction of €140.0 million in Value Added Tax and (ii) under-reported taxable income pursuant to Italy’s controlled foreign corporation regime with specific reference to the Company’s fully controlled subsidiary incorporated in Cyprus, were abandoned by the Italian Tax Agency. Consequently, all of the tax assessments, penalty and interest claims emanating from the aforementioned tax audits have been resolved.

Based upon the timing and outcome of examinations of the Parent, or the result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits could change from those recorded in the consolidated balance sheets. The Company anticipates that several of these audits may be finalized within the next twelve months. While the Company expects the amount of the unrecognized tax benefits to change in the next twelve months, the Company does not expect the change to have a significant impact on the consolidated balance sheet or statement of operations.

16.	Employee Benefit Plans

Defined Contribution Plan

The Company maintains a salary deferral 401(K) plan that allows eligible employees to contribute a portion of their base pay up to the IRS prescribed limit. The Company matches a portion of the employee’s contribution. Employee and Company matching contributions vest immediately. The Company recognized expense related to the matching contribution of $13.8 million, $10.8 million and $5.6 million in 2016, 2015 and 2014, respectively.

Defined Benefit Plan

The Company has a defined benefit plan to provide certain post-employment benefits to Italian employees following termination from the Company. These employees may choose to participate in an unfunded plan within the Company or transfer their plan balance to independent external funds. These benefits are funded only to the extent paid to external funds. The cost of providing benefits under the plan, for those employees that participate in the unfunded plan within the Company, is determined using the projected unit credit actuarial valuation method. The cost of providing benefits for those employees that choose to transfer their plan to independent external funds are considered as defined contributions and are accrued as the employees render the related service. Net benefit expense was $8.8 million, $6.8 million and $6.4 million in 2016, 2015 and 2014, respectively. The present value of the defined benefit obligation was $11.3 million, $11.2 million and $11.9 million at December 31, 2016, 2015 and 2014, respectively.

17.	Commitments and Contingencies

Commitments

Lease Commitments

Rent and lease expense, net of sublease rentals, was $72.5 million in 2016, $60.8 million in 2015, and $57.4 million in 2014. Rent and lease expense included no contingent rental payments.

The minimum amounts due for non-cancelable leases at December 31, 2016 are as follows ($ thousands):

Year	Operating	Capital	Total
2017	65,271	13,707	78,978
2018	55,454	7,187	62,641
2019	49,186	6,848	56,034
2020	34,093	6,014	40,107
2021	28,937	5,295	34,232
Thereafter	112,889	9,294	122,183
Total minimum payments	345,830	48,345	394,175
Less amount representing interest		(13,127)
Capitalized lease obligation		35,218

Facility capital lease

The Company has a finance lease for a principal operating facility in Providence, Rhode Island. The Company has the right to cancel the lease after June 30, 2023 if its facilities management contract with the State of Rhode Island is not renewed, in exchange for a termination fee equal to six months of base rent plus operating expenses. The lease includes two 10-year extension options. The Company has the unilateral right to extend the lease under the two extension options under the same terms as in the base term. The lease contains a restriction that does not allow the Company to assign the lease or sublease its portion of the building without the lessor’s approval, which is not to be unreasonably withheld. The lease has been accounted for under build-to-suit guidance, under which the Company carries the entire cost of the building on its books. The building will remain on the books for the lease term and is depreciated over its useful life of 40 years. At December 31, 2016, the Company had no sublease arrangements at this facility.

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

Sale and Leaseback Transactions

The Company sold its technology center facility in West Greenwich, Rhode Island in December 2006 and entered into a sale-leaseback agreement for a portion of the facility with the new owners that expires in November 2019, including renewal options.

On December 30, 2015, the Company sold its Las Vegas, Nevada campus and entered into a sale-leaseback agreement with the new owners for a portion of the facility for a term of 15 years with optional renewals.

Both the West Greenwich and Las Vegas facilities are accounted for as operating leases, and future minimum lease payments are included in the operating lease section in the table above.

Jackpot Commitments

Jackpot liabilities are recorded as current and non-current liabilities as follows:

December 31,
($ thousands)	2016

Current liabilities	95,574
Non-current liabilities	203,468
299,042

Future jackpot payments are due as follows ($ thousands):

Year	Previous Winners	Future Winners	Total

2017	47,900	47,556	95,456
2018	34,901	9,023	43,924
2019	31,164	574	31,738
2020	27,591	574	28,165
2021	23,227	574	23,801
Thereafter	119,896	8,611	128,507
Future jackpot payments due	284,679	66,912	351,591
Unamortized discounts			(52,549)
Total jackpot liabilities			299,042

Contingencies

Performance and other bonds

In connection with certain contracts and procurements, the Company has been required to deliver performance bonds for the benefit of customers and bid and litigation bonds for the benefit of potential customers, respectively. These bonds, on which customers and potential customers have never made a claim, give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include the Company’s failure to perform its obligations under the applicable contract. In 2016, after selling the substantial majority of the Company's jackpot investments, the Company entered into Wide Area Progressive Bonds in order to secure those obligations. The following table provides information related to potential commitments for bonds outstanding at December 31, 2016:

($ thousands)	Total bonds

Performance bonds	352,479
Wide Area Progressive bonds	285,986
Litigation bonds	31,013
All other bonds	6,950
676,428

Guarantees and indemnifications

Incentive Payments and Penalties under Minimum Profit Contracts

The Company has three contracts where it has provided customers with minimum profit level guarantees (the Illinois Contract, Indiana Contract and New Jersey Contract). Under these contracts the Company may earn incentive compensation if it exceeds minimum profit level guarantees and may be required to pay penalties should it fail to achieve them.

In relation to the Illinois Contract, the Company guaranteed a minimum profit level to the State of Illinois for each fiscal year of the agreement, commencing with the State of Illinois’s fiscal year ended June 30, 2012. The amounts guaranteed and therefore amounts owed by the Company as shortfall payments under the Illinois Contract were under dispute. In December 2014, the Company and the State of Illinois entered into a termination agreement which settled the amount of shortfall payments for fiscal years 2012, 2013 and 2014, in the amounts of $21.8 million, $38.6 million and $37.1 million, respectively. In 2015, the Attorney General of the State of Illinois questioned the validity of the termination agreement between the Company and the State of Illinois which resulted in the Company and the State of Illinois entering into a new termination agreement and the Company paid the State of Illinois an additional $10 million representing the shortfall payment for the State of Illinois’s fiscal year ending June 30, 2015. The Company will neither be responsible for the payment of any other shortfall payment, nor will it be entitled to receive any incentive compensation, for all or any portion of fiscal year 2015, or any subsequent fiscal year. The Company recorded reductions of service revenue of $10.0 million and $55.5 million in 2015 and 2014, respectively.

In relation to the Indiana Contract, the Company guaranteed a minimum profit level to the State of Indiana commencing with the contract year starting July 1, 2013. The Company recorded reductions of service revenue of $8.0 million and $8.8 million in 2015 and 2014, respectively related to this guarantee. In 2015, the Company and the State of Indiana renegotiated the Indiana Contract which resulted in revised guarantee levels and in consideration the Company paid the State of Indiana $18.3 million which the Company capitalized to Other Assets in its consolidated balance sheet and which the Company is amortizing to service revenue over the remaining contract term.

In relation to the New Jersey Contract, the Company guaranteed a minimum profit level to the State of New Jersey commencing with the contract year starting July 1, 2014. In 2015, the Company and the State of New Jersey renegotiated the New Jersey Contract which resulted in revised guarantee levels and in consideration the Company paid the State of New Jersey $15.4 million which the Company capitalized to Other Assets in its consolidated balance sheet and which the Company is amortizing to service revenue over the remaining contract term. In 2016, the Company received a $30.6 million incentive payment based on its performance, which the Company recorded as service revenue in the consolidated statements of operations.

Loxley GTECH Technology Co., LTD guarantee

The Company has a 49% interest in Loxley GTECH Technology Co., LTD (“LGT”), which is accounted for as an asset held for sale with a minimal value. LGT is a joint venture that was formed to provide an online lottery system in Thailand.

The Company has guaranteed, along with the 51% shareholder in LGT, performance bonds provided to LGT by an unrelated commercial lender. The performance bonds relate to LGT’s performance under the July 2005 contract between the Government Lottery Office of Thailand and LGT should such contract become operational. The Company is jointly and severally liable with the other shareholder in LGT for this guarantee. There is no scheduled termination date for the Company’s guarantee obligation. At December 31, 2016, the maximum liability under the guarantee was Baht 375 million ($10.5 million), and the Company does not have any obligation related to this guarantee because the July 2005 contract to provide the online lottery system is not in operation due to continuing political instability in Thailand.

Commonwealth of Pennsylvania indemnification

The Company will indemnify the Commonwealth of Pennsylvania and any related state agencies for claims made relating to the state’s approval of IGT Global Solutions Corporation’s manufacturer’s license in the Commonwealth of Pennsylvania.

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against the Company, injunctions by third parties arising out of the ordinary course of business, and investigations and compliance inquiries related to the Company’s ongoing operations. Legal proceedings can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are often difficult to predict and the Company’s view of these matters may change as the related proceedings and events unfold. The Company expenses legal fees as incurred and records a provision for contingent losses when it is both probable that a liability will be incurred and the amount or range of the loss can be reasonably estimated. At December 31, 2016, provisions for litigation matters amounted to $4.0 million. With respect to litigation and other legal proceedings where the Company has determined that a loss is reasonably possible but the Company is unable to estimate the amount or range of reasonably possible loss, in excess of amounts already accrued, no additional amounts have been accrued (given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings). If material, an unfavorable outcome to any legal matter could have an adverse effect on the Company’s operations or the Parent's financial position, liquidity, or results of operations.

Brazil ICMS Tax

Since 1997, GTECH Brazil paid ISS service taxes on printing ribbons, rolls of paper and wagering slips (“Consumables”) distributed to lottery outlets. On July 26, 2005 the State of São Paulo challenged this tax classification, claiming the higher ICMS tax (Brazilian VAT) should apply instead. On February 27, 2017, the Brazilian court ruled that rolls of paper and wagering slips were not subject to ICMS, but printing ribbons were, although at a lower tax rate than the São Paulo tax authorities had applied. Both parties will likely appeal. The net claim after the current ruling, plus statutory interest and fees is approximately 18.5 million Brazilian Reals (approximately $5.7 million at exchange rates in effect at December 31, 2016). GTECH Brazil will continue to defend against the tax authorities’ assessment; Brazilian counsel advises the appellate proceedings are likely to take several years.

Texas Fun 5’s Instant Ticket Game

Five lawsuits have been filed against IGT Global Solutions Corporation (f/k/a GTECH Corporation) in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed.

(a)
Steele, James et al. v. GTECH Corp., filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500 million. GTECH Corporation’s motion to dismiss based on Derivative Governmental Immunity was denied. GTECH Corporation has appealed; the ruling on the appeal is pending.

(b)
Nettles, Dawn v. GTECH Corp. et al., filed on January 7, 2015 in Dallas County (No. 051501559CV). Plaintiff claims damages in excess of $4 million. GTECH Corporation and the Texas Lottery Commission won motions to dismiss based on Derivative Governmental Immunity. Plaintiff has appealed; the ruling on plaintiff’s appeal is pending.

(c)	Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $500,000.

(d)	Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 15, 2016 in Travis County (No. D1GN16004344). Plaintiff claims damages in excess of $1 million.

(e)	Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016 in Travis County (No. D1GN16005300). Plaintiff claims damages in excess of $1 million.

The Company disputes the claims made in each of these cases and continues to defend against these lawsuits.

Illinois State Lottery

On February 2, 2017, putative class representatives of retailers and lottery ticket purchasers alleged the Illinois Lottery collected millions of dollars from sales of instant ticket games and wrongfully ended certain games before all top prizes had been sold. Raqqa, Inc. et al. v. Northstar Lottery Group, LLC., was filed in Illinois state court, St. Clair County (No. 17L51) against Northstar Lottery Group LLC, a consortium in which the Parent indirectly holds an 80% controlling interest. The claims include tortious interference with contract, violations of Illinois Consumer Fraud and Deceptive Practices Act, and unjust enrichment. The lawsuit was removed to Illinois U.S. District Court. On March 15, 2017, a second lawsuit, Atteberry, Dennis et

al. v. Northstar Lottery Group, LLC, was filed in Illinois state court, Cook County (No. 2017CHO3755) seeking damages on the same matter. The Company disputes the claims made in both cases and continues to defend against these lawsuits.

Mexican Inventory Tax

The Mexican Tax Administration Service levied an assessment of income tax, VAT, interest and penalties on GTECH Mexico, S.A. de C.V. (“GTECH Mexico”), for the 2006 fiscal year in the amount of 424,486,923 Mexican Pesos (approximately U.S.$20.5 million at the exchange rate in effect on December 31, 2016). Approximately U.S. $15 million of the assessment relates to denial of a deduction for inventory sold by GTECH Mexico to its parent; the remaining assessment relates to intercompany loan proceeds received from GTECH Mexico’s parent. Although lower courts upheld the assessment, on October 28, 2016, the Mexican Appellate Court ruled that the loan proceeds are non-taxable, but denied the Company’s inventory tax deduction. On December 2, 2016, the Company filed an appeal to the Mexican Supreme Court of Justice with respect to the inventory tax issue. The Company maintains that the assessment is without merit.

Disposition of Previously Disclosed Matters

Set forth below are legal proceedings that were previously disclosed and for which a disposition occurred during 2016 or in 2017 through April 19, 2017.

Italian Tax Matters

In December 2013, further to a tax audit received in 2012, settled by the Parent’s predecessor entity GTECH S.p.A (“GTECH”), the Italian Tax Agency, as required by Italian law, referred the matter to the Rome Public Prosecutor’s office, which had the obligation to start an investigation.

Within the context of this investigation, on April 28, 2015, representatives of the Rome Public Prosecutor came to the Company's offices in Rome to collect documents and files. The CEO, a board member and a senior executive of the Parent were served with a notice that each is subject to a criminal investigation in Italy relating to the Italian tax returns filed by GTECH for the tax years 2006-2013. Under the relevant Italian statutes, the legal representative and the signatories of the corporate tax returns, and not the corporation itself, are subject to investigation. The individuals are Lorenzo Pellicioli, then Chairman of GTECH’s Board of Directors and currently Vice-Chairman of the Parent’s Board of Directors, who was GTECH’s legal representative who signed the Italian corporate tax return for the 2013 tax year; Marco Sala, then GTECH’s CEO and the current CEO, director and the legal representative of the Parent, who signed the Italian corporate tax returns for the 2006, 2007 and 2008 tax years, and Renato Ascoli, then the general manager of GTECH’s Italian operations, who signed the Italian corporate tax returns for the 2009, 2010, 2011, and 2012 tax years.

The investigation involves the structuring of the original leveraged buyout of GTECH Holdings Corporation by Lottomatica S.p.A. and the subsequent conversion of a portion of the original debt incurred by GTECH Holdings Corporation into an equity increase from the parent company, Lottomatica S.p.A. The Public Prosecutor is focused on determining whether GTECH’s income was under-reported in Italy for any of the tax years 2006-2013. Under Italian law, the Public Prosecutor may choose to bring criminal charges against any or all of the above-referenced individuals in the event that income was under-reported in one or more tax years.

As a consequence of the investigation, a further Tax Audit started on June 22, 2015, focusing on the 2006 merger leveraged buyout acquisition of GTECH Holdings Corporation and the subsequent acquisition debt re-financing.  On July 7, 2015, the Tax Police notified a Tax Audit Report (the "First Report") to the Parent, alleging that GTECH breached the Italian transfer pricing rule (article 110, par. 7, of the Income Tax Act) because it did not recharge to its U.S. wholly-owned subsidiary GTECH Holdings Corporation all the interest expense and other costs incurred in connection with the 2006 acquisition and its subsequent re-financing. The First Report covered the tax years 2006 to 2010. As provided by Italian law, the Tax Police Audit Report was delivered to the Public Prosecutor and the Italian Tax Agency for their independent evaluation.  Under Italian law, the Italian Tax Agency is the only authority empowered to issue a tax assessment, based on the Tax Police Audit Report’s allegations.  On December 30, 2015, the Company received a number of tax assessment notices (so-called Avvisi di Accertamento) covering the years 2006-2010 and alleging that additional taxes, penalties and interest totaling €200 million were due. Under Italian law, the Company had 60 days to appeal the tax assessment notice.  On February 26, 2016 the Company submitted a Voluntary Settlement Request, which entitled the Company to an automatic 90 day extension. In the meantime, on April 12, 2016, the Company received a Tax Audit Report (the "Second Report") from the Tax Police, covering years 2011 to 2014. Based on this report, the additional taxes, penalties and interest associated with the transfer price challenge was estimated to be approximately €275.0 million for those years.

During the aforementioned 90-day extension period, the Italian Tax Agency re-examined the preliminary conclusions of the Tax Police in the First Report and the Second Report and offered a tax settlement of an aggregate amount of €13.5 million. The settlement procedure concluded on June 20, 2016, with the relevant tax payments made by the Parent.

Finally, the two additional claims contained in the Second Report regarding (i) the alleged improper deduction of €140.0 million in Value Added Tax and (ii) under-reported taxable income pursuant to Italy’s controlled foreign corporation regime with specific reference to the Company’s fully controlled subsidiary incorporated in Cyprus, were definitively abandoned by the Italian Tax Agency. Consequently, all of the tax assessments, penalty and interest claims emanating from the aforementioned tax audits have been resolved.

In the Matter of International Game Technology

On February 3, 2016, International Game Technology received a "Wells Notice" from the staff of the SEC solely relating to its investigation of an alleged retaliation claim under the Securities Exchange Act of 1934, as amended. The Parent announced a settlement with the SEC on September 30, 2016. In agreeing to a settlement payment of $500,000 to the SEC, the Parent neither admitted nor denied that pre-Merger International Game Technology improperly retaliated against a whistleblower.

18. Redeemable Non-Controlling Interests

In March 2016, the Company, through its subsidiary Lottomatica S.p.A. (“Lottomatica”), Italian Gaming Holding a.s., Arianna 2001 and Novomatic Italia (collectively the "Members") entered into a consortium (Lottoitalia S.r.l. or "Lottoitalia") to bid on the Italian Gioco del Lotto service concession (the “Lotto Concession”). On May 16, 2016, Lottoitalia was awarded management of the Lotto Concession for a nine-year term. Under the terms of the consortium agreement, Lottomatica is the principal operating partner to fulfill the requirements of the Lotto Concession. The Members will make capital contributions to Lottoitalia of €908.2 million (of which €600 million ($665.3 million) was made in 2016), on a pro rata basis based on each party’s equity ownership interest, with Lottomatica having a 61.5% equity ownership interest.  These contributions finance €770 million in upfront concession payments and an estimated €138.2 million to upgrade the technological infrastructure supporting the Lotto Concession. The remaining capital contributions will be completed by April 2017.

Ownership in Lottoitalia, which the Company fully consolidates as a variable interest entity, is as follows at December 31, 2016:

Name of entity	% Ownership
Lottomatica, S.p.A.	61.50%
Italian Gaming Holding a.s.	32.50%
Arianna 2001	4.00%
Novomatic Italia	2.00%

The Company determined Lottoitalia to be a variable interest entity relative to the Company's risks and rewards of the investment and Lottoitalia's current need for funding to finance planned operations.

All annual profits of Lottoitalia will be distributed to the Members within five business days of the approval of its annual financial statements. In addition, Lottoitalia will make in every year, for a period of nine years, quarterly (beginning with the second quarter of 2017), equal distributions of cash to the Members in an aggregate amount equal to that additional paid in surplus but excluding any reserves deriving from profits or retained earnings generated in previous quarters. Each distribution will be made pro rata to the Members ownership interest in Lottoitalia.

In connection with the formation of Lottoitalia, Lottomatica S.p.A. entered into an agreement with IGH in May 2016, which contains the following put/call options:

•
Underperformance put option - IGH has the right, at its discretion, to sell its interest in Lottoitalia to Lottomatica S.p.A. in the event that Lottoitalia underperforms relative to its approved financial projections in 2017. The put option is exercisable by IGH beginning on the date of approval of Lottoitalia's financial statements for the year ending December 31, 2017 and ending 60 days thereafter.

•
Deadlock put/call option - IGH has the right, at its discretion, to sell its interest in Lottoitalia to Lottomatica S.p.A. and Lottomatica S.p.A. has a reciprocal call right, in the event of certain specified events as defined in the agreement. The put/call options expire 60 days following written notice by either party following the applicable event. The strike price of the options is determined based on a specified formula as defined in the agreement.

The Company determined that it is not currently probable that IGH's non-controlling interest will be redeemed as the underperformance put option contains discounts that would be applied to the fair value of Lottoitalia and the Deadlock put/call options can not be exercised unilaterally. The Company has recorded the non-controlling interest initially at fair value and no fair value adjustments will be recorded unless it becomes probable that IGH will redeem its non-controlling interest.

The following table reconciles the activity in IGH's redeemable non-controlling interest in 2016:

December 31,
($ thousands)	2016

Balance at beginning of year	—
IGH capital contribution	215,684
Income allocated to IGH	7,457
Balance at end of year	223,141

19.	Shareholders’ Equity

Shares Authorized and Outstanding

The Board of Directors of the Parent (“Board”) is authorized to issue shares of any class in the capital of the Company. The authorized capital stock of the Parent consists of 1.850 billion shares of common stock with a $0.10 per share par value.

Shares of common stock outstanding were as follows:

	December 31,
	2016	2015	2014
Balance at beginning of year	200,244,239	172,792,526	173,992,168
Shares issued under restricted stock award plans	1,080,532	1,118,970	679,242
Shares issued upon exercise of stock options	960,395	744,374	304,619
Shares issued upon acquisition of IGT	—	45,322,614	—
GTECH rescission shares	—	(19,734,245)	—
Treasury stock purchases	—	—	(2,183,503)
Balance at end of year	202,285,166	200,244,239	172,792,526

2015 Activity

Issuance of Common Shares and GTECH Rescission Shares

In connection with the merger of GTECH with and into the Parent (the "Merger"), in 2015 GTECH shareholders received one newly issued common share in the Parent (having a par value of $0.10 per share) for each common share held in GTECH (having a par value of €1.00 per share).

GTECH shareholders who did not vote in favor of the Merger were entitled to exercise a cash exit right equal to €19.174 per share. GTECH shareholders exercised the cash exit right on 19,796,852 GTECH shares, of which 62,607 were subsequently purchased by other GTECH shareholders, resulting in 19,734,245 net shares repurchased upon the Merger. The Company paid $407.8 million to shareholders.

Shares Issued Upon Acquisition of IGT

Upon the acquisition of IGT completed on April 7, 2015, IGT shareholders received 45,322,614 common shares of the Parent in accordance with the terms of the transaction.

2014 Activity

Treasury Stock Purchases

The Company currently has the authority to purchase a maximum of 20% of the aggregate issued share capital of each class of shares in the Company in accordance with pre-approved forms of contracts and named counterparties pursuant to a shareholder resolution dated July 28, 2015. This authority will expire on July 28, 2020.

The Company did not repurchase common shares in 2016 or 2015. In 2014, GTECH repurchased common shares under programs authorized in June 2014 (the “June Program”) and October 2014 (the “October Program”) as detailed below:

	Maximum Shares Authorized for Purchase	Shares Acquired	Purchase Price ($ thousands)
June Program	1,782,426	1,782,426	43,380
October Program	16,676,505	401,077	9,780
	18,458,931	2,183,503	53,160

The programs expired and treasury shares were subsequently cancelled upon completion of the acquisition of IGT.

Dividends

The Company declared cash dividends per share during the periods presented as follows:

	$	€
2016
First Quarter	0.20	—
Second Quarter	0.20	—
Third Quarter	0.20	—
Fourth Quarter	0.20	—
Total cash dividends declared	0.80	—

2015
Third Quarter	0.20	—
Fourth Quarter	0.20	—
Total cash dividends declared	0.40	—

2014
Second Quarter	1.04	0.75
Fourth Quarter	0.93	0.75
Total cash dividends declared	1.97	1.50

Dividends declared in euro in 2014 were translated into U.S. dollars at the exchange rates in effect on the dates the dividends were declared.

Future dividends are subject to Board approval.

The Company’s RCF Senior Facilities Agreement and TLF Senior Facilities Agreement limit the aggregate amount of dividends and repurchases of the Parent's common stock in each year to $300 million based on the Company’s current ratings by Moody’s and S&P provided that the ratio of the sum of total net debt and the amount of the shareholder payment to EBITDA does not exceed 90% of the applicable ratio of total net debt to EBITDA.

Accumulated Other Comprehensive Income

The following table details the changes in Accumulated Other Comprehensive Income (loss) ("AOCI"):

		Unrealized Gain (Loss) on:					Less: OCI attributable to non-controlling interest	Total AOCI attributable to IGT PLC
	Foreign Currency Translation	Cash Flow Hedges	Hedge of Net Investment	Available for Sale Securities	Defined Benefit Plans	Share of OCI of Associate

Balance at December 31, 2013	113,362	(1,330)	(5,559)	2,989	(2,771)	—	1,590	108,281
Change during period	62,514	4,059	1,861	2,845	(2,055)	(748)	(905)	67,571
Reclassified to operations	—	(640)	—	—	—	—	—	(640)
Tax effect	(17,745)	(1,118)	(801)	(815)	470	—	—	(20,009)
OCI	44,769	2,301	1,060	2,030	(1,585)	(748)	(905)	46,922
Balance at December 31, 2014	158,131	971	(4,499)	5,019	(4,356)	(748)	685	155,203
Change during period	60,079	(594)	—	(3,046)	395	—	304	57,138
Reclassified to operations	—	(244)	—	—	—	—	—	(244)
Tax effect	(14,024)	254	(64)	(3,259)	(166)	—	—	(17,259)
OCI	46,055	(584)	(64)	(6,305)	229	—	304	39,635
Balance at December 31, 2015	204,186	387	(4,563)	(1,286)	(4,127)	(748)	989	194,838
Change during period	(49,881)	8,351	—	8,772	(682)	—	(203)	(33,643)
Reclassified to operations	118	(5,218)	—	—	—	—	—	(5,100)
Tax effect	373	(615)	(15)	4,723	82	—	—	4,548
OCI	(49,390)	2,518	(15)	13,495	(600)	—	(203)	(34,195)
Balance at December 31, 2016	154,796	2,905	(4,578)	12,209	(4,727)	(748)	786	160,643

For the years ended December 31, 2016, 2015 and 2014, $5.2 million, $0.2 million, and $0.6 million, respectively, were reclassified from AOCI into service revenue in the consolidated statements of operations.

20.	Non-Controlling Interests

Non-controlling interests’ share of equity in the accompanying consolidated balance sheets was $357.0 million and $348.5 million at December 31, 2016 and 2015, respectively. At December 31, 2016 the Company’s material non-controlling interests were as follows:

Name of subsidiary	% Ownership held by the Company
Lotterie Nazionali S.r.l.	64.00%
Northstar New Jersey Lottery Group, LLC	82.31%

Lotterie Nazionali S.r.l. (“LN”) is a majority-owned subsidiary that holds an instant ticket concession license in Italy.

Northstar New Jersey Lottery Group, LLC (“Northstar NJ”), is a consolidated joint venture which is party to an Agreement with the State of New Jersey, Department of the Treasury, Division of Purchase and Property and Division of Lottery (the “Division of Lottery”) where Northstar NJ manages a wide range of the Division of Lottery’s marketing, sales, and related functions.

21.	Segment Information

The structure of the Company’s internal organization is customer-facing aligned around four business units operating in three regions that represent the Company’s reportable segments as follows:

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

Purchase accounting principally represents the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies.

Corporate support expenses, which are not allocated to the segments, are principally comprised of selling, general and administrative expenses and other expenses that are managed at the corporate level, including restructuring, transaction, corporate headquarters and Board of Directors’ expenses.

Segment information is as follows ($ thousands):

2016	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	975,214	1,128,306	512,660	1,759,843	4,376,023	—	(437)	4,375,586
Product sales	398,241	65,269	314,644	1,295	779,449	—	(1,139)	778,310
Total revenue	1,373,455	1,193,575	827,304	1,761,138	5,155,472	—	(1,576)	5,153,896

Operating income (loss)	344,125	300,394	144,125	585,517	1,374,161	(245,600)	(468,125)	660,436
Depreciation and amortization	94,177	143,882	49,739	144,165	431,963	12,454	438,052	882,469
Expenditures for long-lived assets	(132,297)	(148,641)	(97,957)	(91,834)	(470,729)	(3,460)	—	(474,189)
Long-lived assets (at year end)	394,233	603,927	284,276	275,079	1,557,515	—	—	1,557,515
Total assets (at year end)	5,577,491	2,396,557	3,021,448	3,724,856	14,720,352	339,810	—	15,060,162

2015	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	780,189	992,684	512,004	1,702,174	3,987,051	—	(9,358)	3,977,693
Product sales	321,618	52,986	341,070	1,872	717,546	—	(6,183)	711,363
Total revenue	1,101,807	1,045,670	853,074	1,704,046	4,704,597	—	(15,541)	4,689,056

Operating income (loss)	294,256	182,615	164,949	554,937	1,196,757	(292,371)	(364,430)	539,956
Depreciation and amortization	78,918	154,693	44,787	146,265	424,663	13,113	342,052	779,828
Expenditures for long-lived assets	(82,834)	(107,854)	(93,666)	(22,422)	(306,776)	(11,618)	—	(318,394)
Long-lived assets (at year end)	403,482	616,760	236,043	220,910	1,477,195	—	—	1,477,195
Total assets (at year end)	6,077,680	2,476,112	2,950,807	2,855,797	14,360,396	754,296	—	15,114,692

2014	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	45,575	865,023	473,653	2,104,996	3,489,247	—	722	3,489,969
Product sales	86,926	75,074	156,976	3,366	322,342	—	—	322,342
Total revenue	132,501	940,097	630,629	2,108,362	3,811,589	—	722	3,812,311

Operating income (loss)	1,054	74,293	156,295	711,881	943,523	(150,268)	(78,204)	715,051
Depreciation and amortization	25,717	151,684	39,027	172,622	389,050	4,575	78,927	472,552
Expenditures for long-lived assets	(25,454)	(111,325)	(43,716)	(78,858)	(259,353)	(3,489)	—	(262,842)
Long-lived assets (at year end)	84,424	646,631	184,553	294,360	1,209,968	—	—	1,209,968
Total assets (at year end)	374,806	2,343,289	1,868,190	3,367,591	7,953,876	481,421	—	8,435,297

Geographical Information

Revenue from external customers, which is based on the geographical location of the Company’s customers, is as follows:

	December 31,
($ thousands)	2016	2015	2014

United States	2,472,013	2,030,251	1,024,917
Italy	1,778,750	1,712,583	2,119,303
United Kingdom	82,271	93,839	93,366
All other	820,862	852,383	574,725
Total	5,153,896	4,689,056	3,812,311

No customer represents 10% or more of consolidated revenue in 2016, 2015 or 2014.

Long-lived assets are composed of the following:

•	Systems, equipment and other assets relating to contracts

•	Property, plant and equipment

Long-lived assets based on the geographical location of the assets are as follows:

	December 31,
($ thousands)	2016	2015

United States	989,374	976,439
Italy	254,052	202,971
United Kingdom	47,388	46,658
All other	266,701	251,127
Total	1,557,515	1,477,195

22.	Stock-Based Compensation

Incentive Awards

Stock-based incentive awards are provided to directors and employees under the terms of the Company’s 2015 Equity Incentive Plan (the “Plan”) as administered by the Board. Awards available under the Plan principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of shares that may be granted under the Plan is 11.5 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. The Company utilizes authorized and unissued shares to satisfy all shares issued under the Plan.

Prior to 2015, stock options and performance share units were provided to employees under the terms of annual performance based plans (the “Old Plans”) as approved by the Board. There are 0.2 million shares available for issuance under the Old Plans. No shares were issued under the Old Plans in 2016 or 2015 and shares are not expected to be issued under the Old Plans in the future.

Stock Options

Stock options are awards that allow the employee to purchase shares of the Company’s stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. No stock options were granted in 2016. In 2015, stock options were granted solely to the Company’s Chief Executive Officer, vest in approximately two years from the date of grant subject to certain performance and other criteria, and have a contractual term of approximately seven years.

Stock Awards

Stock awards are principally made in the form of performance share units (PSUs) and restricted share units (RSUs). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets. PSUs have a contractual term of 10 years and typically vest 50% over an approximate three-year period and 50% over an approximate four-year period. PSUs awarded in 2015 vest 50% over an approximate one-year period and 50% over an approximate two-year period. Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets.

RSUs are stock awards granted to directors and employees that entitle the holder to shares of common stock as the award vests, typically over a one-year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan.

Stock Option Activity

A summary of the Company’s stock option activity and related information is as follows:

		Weighted Average
	Stock Options	Exercise Price Per Share ($)	Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ thousands)
Outstanding at January 1, 2016	5,593,103	18.31
Forfeited	(551,543)	20.54
Exercised	(1,293,566)	15.17
Expired	(726)	11.81
Outstanding at December 31, 2016	3,747,268	19.06	2.59

At December 31, 2016:
Vested and expected to vest	3,372,776	18.93	2.87	22,231
Exercisable	1,795,032	18.40	1.54	12,789

The total intrinsic value of stock options exercised was $7.8 million, $3.3 million and $2.8 million in 2016, 2015 and 2014, respectively.

Fair Value of Stock Options Granted

The Company estimates the fair value of stock options at the date of grant using a valuation model that incorporates key inputs and assumptions as detailed in the table below. The weighted average grant date fair value of stock options granted during 2015 and 2014 was $2.31 and $3.08 per share, respectively.

	2015	2014

Valuation model	Monte Carlo	Binomial
Exercise price ($)	15.53	25.03
Expected option term (in years)	2.38	4.49
Expected volatility of the Company’s stock (%)	35.00	27.72
Risk-free interest rate (%)	1.06	0.25
Dividend yield (%)	5.15	3.63

The expected volatility assumes the historical volatility is indicative of future trends, which may not be the actual outcome. The expected option term is based on historical data and is not necessarily indicative of exercise patterns that may occur. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

Stock Award Activity

A summary of the Company’s stock award activity and related information is as follows:

	PSUs	Weighted Average Grant Date Fair Value ($)	RSUs	Weighted Average Grant Date Fair Value ($)

Nonvested at January 1, 2016	3,299,394	13.50	900,042	19.49
Granted	1,788,050	21.08	117,551	19.14
Vested	(463,239)	23.08	(891,391)	19.48
Forfeited	(303,008)	21.57	(8,651)	19.57
Nonvested at December 31, 2016	4,321,197	15.04	117,551	19.14

At December 31, 2016:
Unrecognized cost for nonvested awards ($ thousands)	10,065		1,051
Weighted average future recognition period (in years)	1.21		0.47

The total vest-date fair value of PSUs vested was $8.4 million, $13.4 million and $11.7 million in 2016, 2015 and 2014, respectively. The total vest-date fair value of RSUs vested was $15.9 million and $8.4 million for 2016 and 2015, respectively. No RSUs vested in 2014.

Fair Value of Stock Awards Granted

During 2016 and 2015, the Company estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the award includes a market condition. During 2014, the Company estimated the fair value of PSUs at the date of grant using the average share price during the employee grant acceptance period.

During 2016 and 2015, the Company estimated the fair value of RSUs at the date of grant based on the Company’s stock price adjusted for the exclusion of dividend equivalents. Details of the grants are as follows:

	2016	2015	2014

PSUs granted during the year	1,788,050	2,204,963	426,625
Weighted average grant date fair value ($)	21.08	7.58	23.31

RSUs granted during the year	117,551	1,538,583	—
Weighted average grant date fair value ($)	19.14	19.52	—

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

Stock-Based Compensation Expense

Total compensation cost for the Company’s stock-based compensation plans is recorded based on the employees’ respective functions as detailed below.

	For the year ended December 31,
($ thousands)	2016	2015	2014

Cost of services	1,302	602	970
Cost of sales	330	675	60
Selling, general and administrative	22,304	15,700	12,127
Research and development	2,410	4,223	666
	26,346	21,200	13,823
Transaction expense, net	—	14,867	—
Stock-based compensation expense before income taxes	26,346	36,067	13,823
Income tax benefit	7,846	15,349	4,711
Total stock-based compensation, net of tax	18,500	20,718	9,112

Compensation cost recorded in transaction expense, net, relates to the acceleration of unvested RSUs upon termination of employment following the acquisition of IGT.

23.	Other Income (Expense), Net

	For the year ended December 31,
($ thousands)	2016	2015	2014

Tender premium	—	(73,376)	—
Unamortized debt issuance cost	—	(4,295)	—
Fees	—	(2,040)	—
Capital Securities	—	(79,711)	—

Unamortized debt issuance cost	—	(34,526)	(17,023)
Fees	—	(3,640)	—
Bridge Facility	—	(38,166)	(17,023)

Tender premium	—	—	(88,628)
Unamortized debt issuance cost	—	—	(3,182)
Swap gain	—	—	10,103
5.375% Senior Notes due 2016	—	—	(81,707)

Swap loss	(5,220)	—	—
6.250% Senior Secured Notes due 2022	(5,220)	—	—

Unamortized debt issuance cost - Term loan facility and Revolver B	—	—	(3,542)
Debt modification - Notes due 2018 and 2020	—	—	(3,931)
Total debt related	(5,220)	(117,877)	(106,203)

Gain of sale of available for sale investment	20,365	—	—
Other	3,220	(4,418)	(7,390)
	18,365	(122,295)	(113,593)

In 2016, the Company sold an available for sale investment in the Italy segment for approximately $23.9 million and recognized a gain on sale of $20.4 million.

24.	Earnings Per Share

The following table presents the computation of basic and diluted earnings per share of common stock.

	For the year ended December 31,
($ and shares in thousands, except per share amounts)	2016	2015	2014

Numerator:
Net income (loss) attributable to IGT PLC	211,337	(75,574)	86,162

Denominator:
Weighted average shares, basic	201,511	192,398	173,792
Incremental shares under stock based compensation plans	703	—	698
Weighted average shares, diluted	202,214	192,398	174,490

Basic earnings (loss) per share attributable to IGT PLC	1.05	(0.39)	0.50
Diluted earnings (loss) per share attributable to IGT PLC	1.05	(0.39)	0.49

Stock options to purchase 1.1 million common shares in 2015 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive.

In addition, 1.5 million outstanding stock options and unvested restricted stock awards were excluded from the computation of diluted earnings per share in 2015 because including them would have had an antidilutive effect due to the net loss position of the Company. There were no stock options or unvested restricted stock awards outstanding in 2016 or 2014 that were considered antidilutive and excluded from the diluted earnings per share calculation.

25.	Related Party Transactions

Amounts receivable from and payable to related parties are as follows:

	December 31,
($ thousands)	2016	2015

Tax related receivables	—	1,286
Trade receivables	71	8
De Agostini Group	71	1,294

Trade receivables	10,970	17,347
Autogrill S.p.A.	10,970	17,347

Trade receivables	1,597	2,086
OPAP S.A.	1,597	2,086

Trade receivables	—	—
Ringmaster S.r.l.	—	—

Total related party receivables	12,638	20,727

Tax related payables	72,916	35,627
Trade payables	27,578	3,354
De Agostini Group	100,494	38,981

Trade payables	365	846
Autogrill S.p.A.	365	846

Trade payables	2,454	524
Ringmaster S.r.l.	2,454	524

Total related party payables	103,313	40,351

Tax related receivables and payables arise from the tax consolidation performed at the De Agostini Group level.

The following table sets forth transactions with related parties:

	For the year ended December 31,
($ thousands)	2016	2015	2014
Service revenue and product sales
OPAP S.A.	4,437	4,036	3,153
Ringmaster S.r.l.	156	239	535
Autogrill S.p.A.	59	6,060	7,834
De Agostini Group	19	21	380
	4,671	10,356	11,902

Operating costs
Ringmaster S.r.l.	9,535	12,651	14,808
Assicurazioni Generali S.p.A.	3,102	3,003	3,641
Autogrill S.p.A.	678	—	—
Willis Towers Watson	550	5,000	3,300
OPAP S.A.	87	—	—
De Agostini Group	57	569	1,266
	14,009	21,223	23,015

From time to time, the Company makes strategic investments in publicly traded and privately held companies that develop software, hardware and other technologies or provide services supporting its technologies. The Company may purchase from or make sales to these organizations. The Company believes that the terms of each of these arrangements were fair and not less favorable to the Company than could have been obtained from unaffiliated parties.

De Agostini Group

The Company is majority owned by De Agostini S.p.A. Amounts receivable from De Agostini S.p.A. and subsidiaries of De Agostini S.p.A. (“De Agostini Group”) are non-interest bearing.

Autogrill S.p.A.

A Board member, Gianmario Tondato da Ruos, is Chief Executive Officer and a director of Autogrill S.p.A. (“Autogrill”), a global operator of food and beverage services for travelers. Under concessions signed with operators of airports, motorways and railway stations in Italy, Autogrill is also a seller of scratch and win (“S&W”) and lottery tickets.

Ringmaster S.r.l.

The Company has a 50% interest in Ringmaster S.r.l., an Italian joint venture, which is accounted for using the equity method of accounting. Ringmaster S.r.l. provides software development services for the Company’s interactive gaming business pursuant to an agreement dated December 7, 2011. The Company's investment in Ringmaster S.r.l. was $0.6 million and $0.5 million at December 31, 2016 and 2015, respectively.

Assicurazioni Generali S.p.A.

Assicurazioni Generali S.p.A. (“Generali”) is a related party of the Company as the Vice-Chairman of the Board also serves on Generali’s board of directors. In 2012, the Company entered into a lease agreement to lease the Company’s facility in Rome, Italy from a wholly-owned subsidiary of Generali.

Yeonama Holdings Co. Limited and OPAP S.A.

The Company has a 30% interest in Yeonama Holdings Co. Limited (“Yeonama”), which is accounted for at cost. Yeonama is a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A. (“OPAP”), the Greek gaming and football betting operator. Marco Sala, Chief Executive Officer of the Company and Board member, is a member of the board of directors of OPAP. GTECH UK Interactive Limited (“GTECH UK”), a subsidiary of the Company, provides sports betting and player account management systems to OPAP S.A. The Company is also a technology provider of VLT central systems to OPAP S.A. The Company's investment in Yeonama was $20.3 million and $20.9 million at December 31, 2016 and 2015, respectively.

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

The Company’s investment in Connect Ventures One LP was $4.2 million and $4.7 million at December 31, 2016 and 2015, respectively. The Company accounts for this investment as an available for sale investment.

Connect Ventures Two LP

Since November 24, 2015, the Company has held an investment in Connect Ventures Two LP. The fund is considered a related party because at least one key figure in the fund’s management is related to a number of leading representatives of De Agostini S.p.A., as well as directors of the Company.

The Company’s investment in Connect Ventures Two LP was $1.7 million and $0.5 million at December 31, 2016 and 2015, respectively. The Company accounts for its investment as an available for sale investment.

Willis Towers Watson

One of the Board members, James McCann, is a member of the board of directors of Willis Towers Watson (previously Willis Group Holdings PLC) (“Willis Towers”), a global firm with offerings from insurance and reinsurance to retirement planning and health-care consulting. Another Board member, Sir Jeremy Hanley, was a member of the board of directors of Willis Ltd., a subsidiary of Willis Towers until February 2017. The Company obtains insurance coverage, including director and officer insurance, through subsidiaries of Willis Towers.

Employment Arrangement

Enrico Drago, the son of Board member Marco Drago, is a board member and Chief Executive Officer of the Company’s wholly owned subsidiary Lottomatica S.p.A. On March 29, 2017, Enrico Drago resigned as CEO and board member of Lottomatica Spa. He continues to serve as a board member of Lottoitalia.

26.	Subsequent Events

On March 29, 2017, the Company sold its Reno, Nevada campus for proceeds of $156.0 million and entered into an operating lease agreement with the new owners for a term of 15.5 years with optional renewals.

On April 17, 2017, the Company reached an agreement to sell its social casino subsidiary, Double Down Interactive LLC, to an affiliate of DoubleU Games Co., Ltd. (“DoubleU Games”), a global social casino operator headquartered in Seoul, South Korea, for a cash purchase price of approximately $825 million (the “Sale”). Upon the closing of the Sale, the parties will enter into a game development and distribution agreement pursuant to which DoubleU Games will offer the Company’s extensive casino game library on DoubleU Games’ social casino platforms, in exchange for ongoing royalties to the Company. The Sale has been approved by the board of directors of each of the Company and DoubleU Games, and remains subject to customary closing conditions, including regulatory approvals. The Sale is anticipated to be completed in the second quarter of 2017.