Form 20-F
period 2017-12-31
International Game Technology PLC
filed 2018-03-15
CIK 1619762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

66 Seymour Street, 2nd Floor London W1H 5BT United Kingdom
(Address of principal executive offices)

Christopher Spears Senior Vice President and General Counsel IGT Center 10 Memorial Boulevard Providence, RI 02903 Telephone: (401) 392-1000 Fax: (401) 392-4812 E-mail: Christopher.Spears@IGT.com
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

203,446,572 ordinary shares, nominal value $0.10 per share.
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
☒ Yes   ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company.  See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
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
☐ Yes   ☐ No

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION
International Game Technology PLC, a public limited company organized under the laws of England and Wales (the “Parent”), has its corporate headquarters in London, England. The Parent is the successor to GTECH S.p.A., a società per azioni incorporated under the laws of Italy (“GTECH”), and the sole stockholder of International Game Technology, a Nevada corporation (“IGT”). The Parent, together with its consolidated subsidiaries, has principal operating facilities in Providence, Rhode Island; Las Vegas, Nevada; and Rome, Italy.
On April 7, 2015, GTECH acquired IGT through:

•	the merger of GTECH with and into the Parent (the “Holdco Merger”); and

•
the merger of Georgia Worldwide Corporation, a Nevada corporation and a wholly owned subsidiary of the Parent with and into IGT (the “Subsidiary Merger” and, together with the Holdco Merger, the “Mergers”).

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
This annual report on Form 20-F includes the consolidated financial statements of the Company for the years ended December 31, 2017, 2016 and 2015 (the “Consolidated Financial Statements”) prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) as issued by the Financial Accounting Standards Board (“FASB”).
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
The language of this annual report on Form 20-F is English. Certain legislative references and technical terms have been cited in their original language so that the correct technical meaning may be ascribed to them under applicable law.
Certain totals in the tables included in this annual report on Form 20-F may not add due to rounding.

Glossary of Certain Terms and Abbreviations (as used in this annual report on Form 20-F)

Abbreviation/Term	Definition
ADM	Agenzia delle Dogane e Dei Monopoli
ASC	Accounting Standards Codification
AWPs	Amusement with prize machines
Articles	the Articles of Association of the Parent adopted on April 7, 2015
B2B	Business-to-business
B2C	Business-to-consumer
Board	the board of directors of the Parent
CA 2006	Companies Act 2006, as amended
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Code	Internal Revenue Code of 1986, as amended
Company	the Parent together with its consolidated subsidiaries
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CTA	Italian Consolidated Tax Act
De Agostini	De Agostini S.p.A.
DoubleDown	Double Down Interactive LLC
DTC	The Depository Trust Company
DTR	Disclosure and Transparency Rules
EBITDA	Earnings before interest, taxes, depreciation and amortization
EPS	Earnings per share
E.U.	European Union
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FCPA	U.S. Foreign Corrupt Practices Act of 1977, as amended
FMCs	Facilities Management Contracts
GAAP	United States Generally Accepted Accounting Principles
GTECH	GTECH S.p.A.
HMRC	Her Majesty’s Revenue & Customs of the United Kingdom
Holdco Merger	The merger of GTECH with and into the Parent
IAS	International accounting standards
IFRS	International Financial Reporting Standards
iGaming	Interactive gaming
IGT	International Game Technology, a Nevada corporation, prior to April 7, 2015
IGT PLC	the Parent together with its consolidated subsidiaries
late number	One of the 90 numbers of the Lotto game in Italy that has not been drawn for 100 drawings
LMAs	Lottery Management Agreements
LN	Lotterie Nazionali S.r.l.
Lottoitalia	Lottoitalia s.r.l, a joint venture company among Lottomatica, Italian Gaming Holding a.s., Arianna 2001 and Novomatic Italia
Lottomatica	Lottomatica S.p.A.
LTI	Long-term incentive compensation
Mergers	The Subsidiary Merger together with the Holdco Merger
Moody’s	Moody’s Investor Service

NAGI	North America Gaming and Interactive
NYSE	New York Stock Exchange
Parent	International Game Technology PLC
PFICs	Passive Foreign Investment Companies
PwC Entities	PwC US, as well as all of the foreign entities belonging to its network
PwC US	PricewaterhouseCoopers LLP
R&D	Research and development
S&P	Standard & Poor’s Ratings Services
same store revenue	Revenue from existing customers as opposed to new customers
SEC	United States Securities and Exchange Commission
SOG	Stock Ownership Guidelines
STI	Short-term incentive compensation
Subsidiary Merger	The merger of Georgia Worldwide Corporation, a wholly owned subsidiary of the Parent, with and into IGT
10eLotto	A game of chance in Italy
Tax Act	The Tax Cuts and Jobs Act of 2017
TPE	Third-party evidence
U.K.	United Kingdom
U.S.	United States of America
UIGEA	Unlawful Internet Gambling Enforcement Act of 2006
VLTs	Video lottery terminals
VSOE	Vendor specific objective evidence
WAP	Wide area progressive
WLA	World Lottery Association

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to):

•	the possibility that the Parent will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated;
•    the possibility that the Company may not achieve its anticipated financial results in one or more future periods;
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
•    the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and
•    the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in “Item 3. Key Information—D. Risk Factors” and other documents filed by the Parent from time to time with the SEC. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. Nothing in this annual report is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of the Parent for the current or any future financial years will necessarily match or exceed the historical published earnings per share of the Parent, as applicable. All forward-looking statements contained in this annual report on Form 20-F are qualified in their entirety by this cautionary statement.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information

A.	Selected Financial Data
The following tables set forth summary historical consolidated financial and other information of the Company for the periods indicated, and have been derived from the Consolidated Financial Statements of the Company for the years ended December 31, 2017, 2016, 2015, 2014 and 2013.
The following information should be read in conjunction with:

•	“Presentation of Financial and Certain Other Information;”

•	“Item 3.D. Risk Factors;”

•	“Item 5. Operating and Financial Review and Prospects;” and

•	the Consolidated Financial Statements included in “Item 18. Financial Statements.”
Consolidated Income Statement Data

	For the years ended December 31,
($ thousands, except per share and dividend amounts)	2017	2016	2015	2014	2013
Total revenue	4,938,959	5,153,896	4,689,056	3,812,311	3,829,634
Operating (loss) income	(51,092)	660,436	539,956	715,051	683,976
(Loss) income before provision for income taxes	(976,925)	323,413	(17,031)	340,217	459,437
Net (loss) income	(947,511)	264,207	(55,927)	99,804	233,482
Attributable to:
IGT PLC	(1,068,576)	211,337	(75,574)	86,162	201,605
Non-controlling interests	55,400	45,413	19,647	13,642	31,877
Redeemable non-controlling interests	65,665	7,457	—	—	—
Net (loss) income attributable to IGT PLC per common share - basic	(5.26)	1.05	(0.39)	0.50	1.16
Net (loss) income attributable to IGT PLC per common share - diluted	(5.26)	1.05	(0.39)	0.49	1.16
Dividends declared per common share ($)	0.80	0.80	0.40	1.97	0.95

•	During the historical periods presented there were no discontinued operations.

•	Dividends declared in euro in 2014 and 2013 were translated into U.S. dollars at the exchange rates in effect on the dates the dividends were declared.

Consolidated Balance Sheet Data

	December 31,
($ thousands, except share amounts)	2017	2016	2015	2014	2013
Cash and cash equivalents	1,057,418	294,094	627,484	307,422	578,008
Total assets	15,159,208	15,060,162	15,114,692	8,435,297	9,616,622
Debt (a)	8,376,559	7,863,162	8,334,173	2,959,471	3,817,055
Redeemable non-controlling interests	356,917	223,141	—	—	—
Total equity	2,354,931	3,425,665	3,366,142	2,947,720	3,367,307
Attributable to IGT PLC	2,004,995	3,068,699	3,017,648	2,569,837	2,815,381
Attributable to non-controlling interests	349,936	356,966	348,494	377,883	551,926
Common stock	20,344	20,228	20,024	217,171	215,836
Common shares issued	203,446,572	202,285,166	200,244,239	174,976,029	173,992,168
____________________________________________
(a) Debt is composed of long-term debt, including current portion and short-term borrowings.

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
Risks related to the Company's Business and Industry
The global political and economic climate may impact the Company and its results of operations, business, financial conditions, and prospects
The Company is a global business and it is exposed to risks associated with the performance of the global economy. The volatility of the financial markets shows that there can be no assurance that there will not be a recurrence of global financial and economic crises or similar adverse market conditions.
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
In particular, the vote by the U.K. to leave the E.U. ("Brexit") has created uncertainty that could impact the Company's operations, business, financial condition, or prospects. On March 29, 2017, the U.K. triggered Article 50, formally beginning the negotiations between the U.K. and the E.U. with respect to the U.K.'s exit from the E.U. The current deadline to formally exit the E.U. is March 29, 2019. Until these negotiations have concluded, the impact of Brexit on the U.K. and the rest of the E.U. is unclear, and further political and economic uncertainty in the U.K. and the E.U. may impact the Company's global operations. The Company’s ability to operate in Italy may be negatively impacted in the event that Brexit does not maintain parity rights for U.K. and E.U. companies and the current Italian regulatory framework is modified as a result of Brexit. In addition, there is uncertainty concerning the impact of Brexit on exchange rates. The post-Brexit fall in the pound and strengthening of the U.S. dollar could significantly impact the Company's operations, business, financial condition or prospects as the Company does business in the U.S., the U.K., and the E.U. Because the Company is organized in England and Wales and maintains significant operations in Italy and the E.U., Brexit could also impact intercompany transactions and certain tax liabilities.
Additionally, in recent years, certain member countries of the E.U. have implemented austerity measures to avoid defaulting on debt repayments. If a country within the euro area were to default on its debt or withdraw from the euro currency, or, in a more extreme circumstance, the euro currency were to be dissolved entirely, the impact on markets around the world, and on the Company’s global business, could be immediate and significant.
Economic contraction, economic uncertainty and the perception of weak or weakening economic conditions globally or in specific markets in which the Company operates may cause a decline in demand for the products and services that the Company offers. In addition, a decline in the relative health of the gaming industry and any difficulty or inability of customers to obtain adequate levels of capital to finance their ongoing operations may reduce their resources available to purchase the Company's products and services or make timely payments to the Company, which may adversely affect the Company's revenues or result in the Company incurring additional provisions for bad debts related to credit concerns on certain receivables, including in connection with customer financing provided by the Company. If the Company experiences a significant unexpected decrease in demand for its products, the Company could also be required to increase its inventory obsolescence reserves.

The Company has a concentrated customer base in certain business segments and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue
Revenues from the Company’s top 10 customers in its combined North America Lottery and International segments accounted for approximately 17.4% of its total consolidated revenues for the year ended December 31, 2017. If the Company were to lose any of these larger customers, or if these larger customers experience slower lottery ticket sales and consequently reduced lottery revenue, there could be a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
In addition, a substantial portion of the Company’s revenues (equal to approximately 31.9% of its total consolidated revenues for the year ended December 31, 2017) is derived from exclusive and non-exclusive concessions awarded to the Company by Agenzia delle Dogane e Dei Monopoli (“ADM”), the governmental authority responsible for regulating and supervising gaming in Italy. In particular, a substantial portion of the Company’s revenues is derived from two exclusive concessions, one for the operation of the Italian Gioco del Lotto game (the “Lotto Concession”) and one for instant tickets (equal to approximately 8.5% and 6.1%, respectively, of its total consolidated revenues for the year ended December 31, 2017).
The Company expects that a significant portion of its business and profitability will continue to depend upon the concessions awarded to the Company by ADM. Concessions may be terminated prior to their expiration dates upon the occurrence of certain events of default affecting the Company, or if such concessions are deemed to be against the public interest, or terminated or annulled if successfully challenged by competitors. In addition, the conditions for any new concession will be established by law and included in the rules of the new concession. Any material reduction in the Company’s revenues from these concessions, including as a result of an annulment, early termination, or non-renewal of these concessions following their expiration, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
There may be risks associated with the consortium arrangement for the Lotto Concession
In March 2016, the Parent, through its subsidiary Lottomatica S.p.A. (“Lottomatica”), entered into a consortium with Italian Gaming Holding a.s. (a subsidiary of Czech lottery operator SAZKA a.s.) (“IGH”), Arianna 2001, and Novomatic Italia (the “Consortium”) to bid on the Lotto Concession. On May 16, 2016, the Consortium was awarded management of the Lotto Concession for a nine-year term, set to expire in 2025. According to the bid procedure and under the terms of the consortium agreement, Lottomatica is the principal operating member fulfilling the requirements of the Lotto Concession through a joint venture company called Lottoitalia s.r.l. (“Lottoitalia”), established with Lottomatica having a 61.5% equity ownership interest and the remainder of the equity ownership shared amongst the other three Consortium members. Lottomatica appointed a majority of the Lottoitalia board and entered into a contract with Lottoitalia to provide technology products and services for the Lotto Concession.
In the event that Lottoitalia is profitable in a given year, Lottomatica as principal operating member will be required to make distributions to the other Consortium members, which will reduce the amount of profits and cash flows the Company receives from the Lotto Concession. Furthermore, in certain cases, IGH may exercise a put option to sell its entire 32.50% interest in Lottoitalia to Lottomatica. In such event, the Parent, through Lottomatica, will take on a greater percentage of the ownership of Lottoitalia and accordingly a greater amount of the investment and risk related to Lottoitalia.
The Company’s operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts
The Company derives a substantial portion of its revenues and cash flow from its portfolio of long-term contracts in the North America Lottery and International segments (equal to approximately 33.4% of its total consolidated revenues for the year ended December 31, 2017), awarded through competitive procurement processes. In addition, the Company’s U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for material,uncured breaches and for other specified reasons out of the Company's control, such as the failure by a state legislature to approve the required budget appropriations, and many of these contracts in the U.S. permit the lottery authority to terminate the contract at will with limited notice and do not specify the compensation to which the Company would be entitled were such termination to occur.
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
The termination of or failure to renew or extend one or more of the Company’s lottery contracts, or the renewal or extension of one or more of the Company’s lottery contracts on materially altered terms or the exercise of a right to use its assets without compensatio

n could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
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
At December 31, 2017, the Company had outstanding performance bonds and letters of credit in an aggregate amount of approximately $1.258 billion. These instruments present a potential for expense for the Company and divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit and payment of liquidated damages could individually or in the aggregate have a material adverse effect on the Company's results of operations, business, financial condition, or prospects.
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
In addition, demand for the Company’s gaming products is driven by increases in the number of land-based and/or online gaming jurisdictions, the addition of new casinos or expansion of existing casinos within existing gaming jurisdictions and the replacement of existing gaming machines. The establishment or expansion of gaming in any jurisdiction, whether land-based or online, typically requires a public referendum or legislative action. As a result, gaming continues to be the subject of public debate, and there are numerous active organizations that oppose gaming. Opposition to gaming could result in restrictions on, or even prohibitions of, gaming operations or the expansion of operations in any jurisdiction.
The construction of new casinos or expansion of existing casinos fluctuates with demand, general economic conditions and the availability of financing. Slow growth in the establishment of new gaming jurisdictions, delays in the opening of new or expanded casinos and declines in, or low levels of demand for, machine replacements could reduce the demand for the Company’s products. Because a substantial portion of the Company’s sales come from existing customers, its business could be affected if one or more of its customers consolidates with another entity that utilizes more of the products and services of the Company’s competitors or that reduces spending on the Company's products or causes downward pricing pressures. Such consolidation could lead to order cancellations, a slowing in the rate of gaming machine replacements, or require the Company’s current customers to switch to its competitors’ products, any of which could negatively impact the Company’s results of operations, business, financial condition, or prospects.

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
If the Company is unable to protect its intellectual property or prevent its unauthorized use by third parties, its ability to compete in the market may be harmed
The Company protects its intellectual property to ensure that its competitors do not use such intellectual property. However, intellectual property laws in the U.S., Italy, and in other jurisdictions may afford differing and limited protection, may not permit the Company to gain or maintain a competitive advantage, and may not prevent its competitors from duplicating its products, designing around its patented products, or gaining access to its proprietary information and technology.
Although the Company takes measures intended to prevent disclosure of its trade secrets and proprietary know-how through non-disclosure and confidentiality agreements and other contractual restrictions, the Company may not be able to prevent the unauthorized disclosure or use of its technical knowledge or trade secrets. For example, there can be no assurance that consultants, vendors, partners, former employees or current employees will not breach their obligations regarding non-disclosure and restrictions on use. In addition, anyone could seek to challenge, invalidate, circumvent or render unenforceable any of the Company's patents. The Company cannot provide assurance that any pending or future patent applications it holds will result in an issued patent, or that, if patents are issued, they would necessarily provide meaningful protection against competitors and competitive technologies or adequately protect the Company’s then-current technologies. The Company may not be able to detect the unauthorized use of its intellectual property, prevent breaches of its cybersecurity efforts, or take appropriate steps to enforce its intellectual property rights effectively. In addition, certain contractual provisions, including restrictions on use, copying, transfer and disclosure of licensed programs, may be unenforceable under the laws of certain jurisdictions.
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
The Company intends to enforce its intellectual property rights, and from time to time may initiate claims against third parties that it believes are infringing its intellectual property rights. Litigation brought to protect and enforce the Company’s intellectual property rights could be costly, time-consuming and distr acting to management and could fail to obtain the results sought and could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
Third party intellectual property infringement claims against the Company could limit its ability to compete effectively
The Company cannot provide assurance that its products do not infringe the intellectual property rights of third parties. Infringement and other intellectual property claims and proceedings brought against the Company, whether successful or not, are costly, time-consuming and distracting to management, and could harm its reputation. In addition, intellectual property claims and proceedings could require the Company to do one or more of the following: (1) cease selling or using any of its products that allegedly incorporate the infringed intellectual property, (2) pay substantial damages, (3) obtain a license from the third party owner, which license may not be available on reasonable terms, if at all, (4) rebrand or rename its products, and (5) redesign its products to avoid infringing the intellectual property rights of third parties, which may not be possible and, if possible, could be costly, time-consuming or result in a less effective product. A successful claim against the Company could have a material adverse effect on its results of operations, business, financial condition, or prospects.
The Company’s business may be adversely affected by competition
The lottery and gaming businesses exist in a highly competitive environment. The Company faces significant competition in the U.S., Italy, and worldwide in a number of ways, including:

•	A proliferation of destination gaming venues, and an increased availability of gaming opportunities including gaming opportunities on the internet;

•	Aggressive price competition from other lottery and gaming enterprises in an effort to gain market share;

•	Legal challenges to the awards of contracts to the Company by its competitors, including challenges to the award of the Lotto Concession and other significant contracts;

•	Consolidation among gaming equipment and technology companies that are better able to compete by increasing their scale and operating efficiencies;

•	Entry of new competitors into the internet gaming market due to lower costs of entry;

•	Consolidation among casino operators and cutbacks in capital spending by casino operators; and

•	Less overall time and discretionary spending by customers increases competition from other forms of entertainment.
If any of these risks are realized, the Company’s competitive position and therefore its results of operations, business, financial condition, or prospects may be materially adversely affected.
The Company’s success in the lottery and gaming businesses depends in large part on its ability to develop and manage frequent introductions of innovative products and the ability to respond to technological changes
The gaming industry is characterized by dynamic customer demand and technological advances, both for land-based and online gaming products. As a result, the Company must continually introduce and successfully market new themes and technologies in order to remain competitive and effectively stimulate customer demand. The process of developing new products and systems is inherently complex and uncertain. It requires accurate anticipation of changing customer needs and end-user preferences as well as emerging technological trends. If the Company's competitors develop new game content and technologically innovative products and the Company fails to keep pace, its business could be adversely affected. To remain competitive, the Company invests resources toward its research and development efforts to introduce new and innovative games with dynamic features to attract new customers and retain existing customers. If the Company fails to accurately anticipate customer needs and end-user preferences through the development of new products and technologies, the Company could lose business to its competitors, which would adversely affect its results of operations, business, financial condition, or prospects.
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

The Company’s customers will purchase new products only if such products are likely to increase profits more than the Company's competitors’ products. The amount of profits primarily depends on consumer play levels, which are influenced by player demand for the Company’s products. There is no certainty that the Company’s new products will attain this market acceptance or that the Company’s competitors will not more effectively anticipate or respond to changing customer preferences. In addition, any delays by the Company in introducing new products could negatively impact its operating results by providing an opportunity for its competitors to introduce new products and gain market share.
The illegal gaming market could negatively affect the Company’s business
A significant threat to the gaming industry arises from illegal activities. Such illegal activities may drain significant betting volumes away from the regulated industry. In particular, illegal gaming could take away a portion of the present players that are the focus of the Company’s business. The loss of such players could have a material adverse effect on the Company's results of operations, business, financial condition, or prospects.
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
The Company’s internet offerings are part of a new and evolving industry, which presents significant uncertainty and business risks
Gaming on the internet continues to evolve. The success of this industry will be affected by future developments in social networks, mobile platforms, legal and regulatory developments (such as the passage of new laws or regulations or the extension of existing laws or regulations to social casino-style gaming activities), taxation of gaming activities, data privacy and cybersecurity laws and regulations, and other factors that the Company is unable to predict, and are beyond its control. This environment can make it difficult to plan strategically and can provide opportunities for competitors to grow revenues at the Company’s expense. Consequently, the Company’s future operating results relating to its internet offerings may be difficult to predict and the Company cannot provide assurance that its internet offerings will grow at the rate it expects, or be successful in the long term.
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
Legal and Compliance Risks
The Company faces risks related to the extensive and complex governmental regulation applicable to its operations
The Company’s activities are subject to extensive and complex governmental regulation, including restrictions on advertising, increases in or differing interpretations by authorities on taxation, limitations on the use of cash, and anti-money laundering compliance procedures. Any changes in the legal or regulatory framework or other changes, such as increases in the taxation of gaming or betting, changes in the compensation paid to concessionaires, or increases in the number of licenses, authorizations, or concessions awarded to the Company's competitors, could materially affect its profitability. The Company is also subject to extensive background investigations, and other investigations of various types are conducted by governmental and licensing authorities with respect to applicable regulations. These regulations and investigations vary from time to time and from jurisdiction to jurisdiction where the Company operates. Because the Company’s reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, a governmental allegation or a finding of improper conduct by or attributable to the Company in any manner, the prolonged investigation of these matters by governmental or regulatory authorities, and/or the adverse publicity resulting therefrom could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects, including its ability to retain existing contracts or to obtain new or renewed contracts, both in the subject jurisdiction and elsewhere.
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
The Company is exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanction programs
Doing business on a worldwide basis requires the Company to comply with the laws and regulations of various jurisdictions. In particular, the Company's operations are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the U.K. Bribery Act of 2010 (the “Bribery Act”) and other anti-corruption laws that apply in countries where the Company operates. Other laws and regulations applicable to the Company control trade by imposing economic sanctions on countries and persons and creating customs requirements and currency exchange regulations. The Company's continued global expansion, including in countries which lack a developed legal system or have high levels of corruption, increases the risk of actual or alleged violations of such laws.
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

Recent and future changes to U.S. and foreign tax laws could adversely affect the Company

The Company is a multinational company subject to tax in several U.S. and foreign tax jurisdictions. Significant judgment is required in determining the Company's global provision for income taxes, deferred tax assets or liabilities, and in evaluating its tax positions on a worldwide basis.  While the Company believes its tax positions are consistent with the tax laws in the jurisdictions in which it conducts its business, it is possible that these positions may be overturned by tax authorities, which may have a significant impact on the Company's global provision for income taxes.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the tax law are issued or applied.  On December 22, 2017, the U.S. enacted significant tax reform through the Tax Cuts and Jobs Act of 2017 (the “Tax Act”), and certain provisions of the new law may adversely affect the Company.

In addition, tax authorities are increasingly scrutinizing the tax positions of companies. Many countries in the E.U., as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, are actively considering changes to existing tax laws that, if enacted, could increase the Company's tax obligations in countries where it does business.  If U.S. or other foreign tax authorities change applicable tax laws, the Company's overall taxes could increase, and its results of operations, business, financial condition, or prospects may be adversely impacted.

Specifically, the Parent owns subsidiaries incorporated and doing business in Italy. Should Italian withholding taxes be imposed on dividends or distributions with respect to the Parent's ordinary shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances. Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of Italian withholding taxes.

The ongoing effects of the Tax Act and the refinement of provisional estimates could make the Company's results difficult to predict

The Company's effective tax rate may fluctuate in the future as a result of the Tax Act. The Tax Act introduces significant changes to U.S. income tax law that will have a meaningful impact on the Company's provision for income taxes. Accounting for the income tax effects of the Tax Act requires significant judgments and estimates in the interpretation and calculations of the provisions of the Tax Act. Due to the timing of the enactment and the complexity involved in applying the provisions of the Tax Act, the Company made reasonable estimates of the effects and recorded provisional amounts in our financial statements for the year ended December 31, 2017. The U.S. Treasury Department, the Internal Revenue Service (the “IRS”), and other standard-setting bodies may issue guidance on how the provisions of the Tax Act will be applied or otherwise administered that is different from the Company's interpretation. As the Company collects and prepares necessary data, and interprets the Tax Act and any additional guidance issued by the IRS or other standard-setting bodies, it may make adjustments to the provisional amounts that could materially affect the Company's financial position and results of operations as well as its effective tax rate in the period in which the adjustments are made.

The Company may be subject to an unfavorable outcome with respect to pending regulatory, tax, or other legal proceedings, which could result in substantial monetary damages or other harm to the Company

The Company is involved in a number of legal, regulatory, tax, and arbitration proceedings including claims by and against it as well as injunctions by third parties arising out of the ordinary course of its business and is subject to investigations and compliance inquiries related to its ongoing operations. At December 31, 2017, the Company's total provision for litigation risks was $4.7 million. However, it is difficult to estimate accurately the outcome of any proceeding. As such, the amounts of the Company’s provision for litigation risk could vary significantly from the amounts the Company may be asked to pay or ultimately pay in any such proceeding. In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require the Company to pay substantial monetary damages or penalties and/or incur costs which may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant concession, license or authorization and thereby have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

In 2012, the Parent's predecessor entity, GTECH, was audited by the Rome Public Prosecutors’ Office tax agency regarding the structuring of the acquisition of GTECH Holdings Corporation in 2006 and subsequent acquisition debt refinancing, and determining whether GTECH’s income was under-reported in Italy for any tax year from 2006 to 2013. GTECH settled the matter in December 2013. Under Italian law, GTECH's legal representative and signatories of the relevant corporate tax returns are subject to investigation. The relevant tax returns were signed by the Company's CEO and Board member (Marco Sala), senior executive (Renato Ascoli), and Board member (Lorenzo Pellicioli). While all the tax assessments, penalty and interest claims emanating from the tax audit have been resolved, under Italian law, the related criminal investigations of Marco Sala, Renato Ascoli, and Lorenzo Pellicioli can only be dismissed by a judge upon a formal petition to the Court. The Request for Dismissal was submitted by the Public Prosecutor to the Criminal Court of Rome in March 2017; the Court’s Order of Dismissal granting such request is still pending.

Failure to maintain adequate internal controls could adversely affect the Company's reputation and business

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting that provide reasonable assurance of the reliability of the preparation and reporting of the Company's financial statements for external use. Inadequate internal controls may result in the Company's failure to meet its public reporting requirements accurately and on a timely basis and harm the Company's reputation. The inherent limitations of internal controls over financial reporting may not prevent or detect all misstatements or fraud, regardless of the adequacy of those controls, and the Company therefore cannot predict when the existing material weakness will be remediated or assure that additional material weaknesses will not be identified in the future. Please refer to “Item 15. Controls and Procedures” for additional information.
Operational Risks
Failure to attract, retain and motivate personnel may adversely affect the Company's ability to compete
The Company's ability to attract and retain key management, product development, finance, marketing, and research and development personnel is directly linked to the Company's continued success. The market for qualified executives and highly-skilled technical workers is intensely competitive, and the loss of key employees or an inability to hire a sufficient number of technical staff could limit the Company's ability to develop successful products and could cause delays in getting new products to market.
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
The Company faces supply chain risks that, if not properly managed, could adversely affect its financial results
The Company purchases most of the parts, components, and subassemblies necessary for its terminals and slot machines from outside sources. The Company outsources all of the manufacturing and assembly of certain lottery terminals to a single vendor and portions of other products to multiple vendors. Although the Company works closely with its manufacturing outsourcing vendor of such lottery terminals and the Company is likely to be able to realign its manufacturing facilities to manufacture such lottery terminals itself, the Company’s operating results could be adversely affected if one or more of its manufacturing outsourcing vendors fails to meet production schedules. The Company’s management believes that if a supply contract with one of these vendors were to be terminated or breached, it may take time to replace such vendor under some circumstances and any replacement parts, components or subassemblies may be more expensive, which could reduce the Company’s margins. Depending on a number of factors, including the Company’s available inventory of replacement parts, components or subassemblies, the time it takes to replace a vendor may result in a delay for a customer. Generally, if the Company fails to meet its delivery schedules under its contracts, it may be subject to substantial penalties or liquidated damages, or contract termination, which in turn could adversely affect the Company's results of operations, business, financial condition, or prospects.
The Company and its operations are subject to cyber-attacks and cyber-security risks which may have an adverse effect on its business and results of operations and result in increasing costs to minimize these risks
The Company's business involves the storage and transmission of confidential business and personal information, and theft and security breaches may expose the Company to a risk of loss of, or improper use and disclosure of, such information, which may result in significant litigation expenses and liability exposure. The Company experiences cyber-attacks of varying degrees on a regular basis. While the Company expects to continue to expend significant resources to maintain security protections that shield against theft and security breaches, any systems failure or compromise of the Company's security that results in the release of confidential business or personal information could seriously harm the Company's reputation and have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
The Company's security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of the Company's subcontractors, vendors, suppliers, or otherwise. Such breach could result in significant reputational, legal, and financial liability, and may potentially have a material adverse effect upon the Company’s business, results of operations and financial condition. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, become more sophisticated, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or to implement adequate preventative measures. Additionally, cyber-attacks could also compromise trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable, which could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects.
Systems, network or telecommunications failures may disrupt the Company’s business and have an adverse effect on its results of operations
Any disruption in the Company’s network or telecommunications services, or those of third parties that the Company utilizes in its operations, could affect the Company’s ability to operate its systems, which could result in reduced revenues and customer downtime. The Company’s network and databases of business and customer information, including intellectual property and other proprietary business information and those of third parties the Company utilizes, are susceptible to outages due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, data privacy or security breaches, denial of service attacks, and similar events, including inadvertent dissemination of information due to increased use of social media. Despite the implementation of network security measures and data protection safeguards, including a disaster recovery strategy for back office systems, the Company’s servers and computer resources, and those of third parties the Company utilizes, are vulnerable to viruses, malicious software, hacking, break-ins or theft, third party security breaches, employee error or malfeasance, and other potential compromises. Disruptions from unauthorized access to or tampering with such systems in any such event could result in a wide range of negative outcomes, including devaluation of the Company’s intellectual property, increased expenditures on data security and costly litigation, each of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
Financial Risks
Covenants in the Company’s debt agreements may limit its ability to operate its business, and the Company’s breach of such covenants could materially and adversely affect its results of operations, business, financial condition, or prospects
Certain of the Company’s debt agreements require it to comply with covenants that may limit the Company’s ability to:

•	pay dividends and repurchase shares;

•	acquire assets of other companies or acquire, merge or consolidate with other companies;

•	dispose of assets;

•	incur indebtedness; and

•	grant security interests in its assets.
The Company’s ability to comply with these covenants may be affected by events beyond its control, such as prevailing economic, financial, regulatory and industry conditions. These covenants may limit its ability to react to market conditions or take advantage of potential business opportunities. Further, a breach of such covenants could, if not cured or waived, result in acceleration of its indebtedness, result in the enforcement of security interests or force the Company into bankruptcy or liquidation. Such a breach or any failure to otherwise timely repay outstanding indebtedness could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
The Company may have to recognize impairment charges with regard to the amount of goodwill and other intangible assets recognized on its consolidated balance sheets

From time to time, the Company purchases all or a part of the equity interests in or assets of other companies. The Company accounts for certain of those and similar purchases and acquisitions as a business combination by allocating our acquisition costs to the assets acquired and liabilities assumed and recognizing the remaining amount as goodwill. The Company may have to recognize impairment charges, as well as other losses associated with subsequent transactions, with regard to the amount of goodwill and other intangible assets and, if recognized, such charges may negatively affect the Company’s business, financial condition, and results of operations. In the third quarter of 2017, the Company performed an interim goodwill impairment test that resulted in a $714.0 million non-cash goodwill impairment loss which had no impact on the Company's operations, cash flows, ability to service debt, compliance with financial covenants, or underlying liquidity. See “Item 5.A Operating Results—Critical Accounting Estimates—Goodwill, Intangible Assets and Long-lived Assets” for additional information.
Risks related to the Parent's Capital Structure
The Parent's concentrated voting power and loyalty voting structure may limit shareholders' ability to influence corporate decisions
At March 12, 2018, De Agostini S.p.A. (“De Agostini”) had a voting interest in the Parent of approximately 50.83%. See “Item 7. Major Shareholders and Related Party Transactions” for additional information.  This shareholder may make decisions with which other shareholders may disagree, including, among other things, delaying, discouraging or preventing a change of control of the Company or a potential merger, consolidation, tender offer, takeover or other business combination and may also prevent or discourage shareholders’ initiatives aimed at changes in the Parent’s management.
The loyalty voting structure set forth in the Articles, when it becomes effective in 2018, may further concentrate or sustain voting power in a small number of shareholders.  Under the loyalty voting structure, the Parent's shareholders that maintain their ownership of the Parent's ordinary shares continuously for at least three years will be entitled, upon election, to direct the voting rights in respect of one special voting share per ordinary share held for such period, provided that such shareholders meet certain conditions.  If the Parent's shareholders maintaining ownership of a significant number of the Parent's ordinary shares for an uninterrupted period of at least three years elect to receive the right to direct the exercise of the voting rights attaching to special voting shares, it is possible that a relatively large proportion of the voting power of the Parent could be further concentrated in a relatively small number of shareholders with significant influence over the Company.
The tax consequences of the loyalty voting structure are uncertain
No statutory, judicial or administrative authority has provided public guidance in respect of the special voting shares of the Parent and as a result, the tax consequences of owning such shares are uncertain. The fair market value of the Parent's special voting shares, which may be relevant to the tax consequences of owning, acquiring or disposing of such shares, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, (i) the special voting shares are not transferable (other than in very limited circumstances as provided for in the loyalty voting structure), (ii) on a return of capital of the Parent on a winding up or otherwise, the holders of the special voting shares will only be entitled to receive out of the Parent's assets available for distribution to its shareholders, in aggregate, $1, and (iii) loss of the entitlement to instruct the nominee on how to vote in respect of special voting shares will occur without consideration, the Parent believes and intends to take the position that the value of each special voting share is minimal. However, the relevant tax authorities could assert that the value of the special voting shares as determined by the Parent is incorrect. Shareholders are urged to consult their own tax advisors with respect to treatment of special voting shares. See “Item 10.E Taxation” for additional information.
The loyalty voting structure may affect the liquidity of our ordinary shares and reduce our ordinary share price

The loyalty voting structure may limit the liquidity and adversely affect the trading prices of the Parent's ordinary shares. The loyalty voting structure is intended to reward shareholders for maintaining long-term share ownership by granting persons holding ordinary shares continuously for at least three years the option to elect to receive special voting shares. The special voting shares cannot be traded and, immediately prior to the deregistration of ordinary shares from the register of loyalty shares, any corresponding special voting shares shall cease to confer any voting rights in connection with such special voting shares. This loyalty voting structure is designed to encourage a stable shareholder base, but it may deter trading by those shareholders who are interested in gaining or retaining the special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our ordinary shares and adversely affect their trading price.

Item 4.	Information on the Company

A.	History and Development of the Company
The Parent is organized as a public limited company under the laws of England and Wales. The Parent’s principal office is located at 66 Seymour Street, 2nd Floor, London W1H 5BT, United Kingdom, telephone number +44 (0) 207 535 3200. The Parent’s agent for service in the United States is The Corporation Trust Company of Nevada, 701 S. Carson Street - Suite 200, Carson City, Nevada 89701 (telephone number: +1 518 433 4740).
The Parent was formed as a business combination shell company on July 11, 2014 under the name “Georgia Worldwide Limited.” On September 16, 2014, it changed its name to “Georgia Worldwide PLC,” and on February 26, 2015, it changed its name to “International Game Technology PLC.” Prior to the Mergers, the Parent did not conduct any material activities other than those incident to its formation and the matters contemplated by the agreement for the Mergers (the "Merger Agreement"), such as the formation of Georgia Worldwide Corporation, the making of certain required securities law filings and the preparation of the proxy statement/prospectus filed in connection with the Mergers.
Acquisition of International Game Technology
The Parent is the successor of GTECH and the parent of IGT.
On April 7, 2015, GTECH merged with and into the Parent, with the Parent surviving the Holdco Merger, and IGT merged with and into a wholly owned subsidiary of the Parent, with IGT surviving the Subsidiary Merger, all pursuant to the Merger Agreement. The objective of the Mergers was to combine GTECH’s and IGT’s businesses. For more information on the Mergers, please see Item 4.A of the Parent's annual report on Form 20-F for 2015, filed with the SEC on April 29, 2016.
Dividend Payments
The Parent paid cash dividends on its ordinary shares during 2017 as follows:

Declaration Date	Payment Date	Per Share Amount ($)	Aggregate Payment ($)

November 14, 2017	December 12, 2017	0.20	40,483,920
August 1, 2017	August 24, 2017	0.20	40,678,056
May 25, 2017	June 22, 2017	0.20	40,678,221
March 9, 2017	April 6, 2017	0.20	40,687,958
			162,528,155
Other Transactions
Effective January 1, 2016, GTECH Holdings Corporation merged with and into IGT Global Solutions Corporation (formerly known as GTECH Corporation), with IGT Global Solutions Corporation being the surviving entity.
Other than as described above under “—Acquisition of International Game Technology,”, there have not been any public takeover offers by third parties in respect of the Parent’s shares or by the Parent in respect of other companies’ shares which have occurred during the last three financial years.
Capital Expenditures
For a description, including the amount invested, of the Company’s principal capital expenditures and divestitures (including interests in other companies) for the years ended December 31, 2017, 2016 and 2015, see “Item 5.B Liquidity and Capital Resources—Capital Expenditures.”
The Company did not make any capital expenditures in the first quarter of calendar 2018 that were not in the ordinary course of business.

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

The Company is headquartered in London, with principal operating facilities located in Providence, Rhode Island; Las Vegas, Nevada; and Rome, Italy. The Company is organized into four business segments, which are supported by corporate shared services: North America Gaming and Interactive, North America Lottery, International and Italy. Research and development and manufacturing are mostly centralized in North America. The Company had over 12,000 employees at December 31, 2017.

The Company strives to create shareholder value by adhering to the highest levels of service, integrity, responsibility, and innovation. Social responsibility is vital and the Company is committed to responsible gaming, giving back to its communities, and doing its part to protect the environment.

The Company’s lottery operations have been certified for compliance with the WLA Associate Member CSR Standards and Certification Framework. In February 2017, the Company achieved Internet Responsible Gambling Compliance Assessment Program (“iCAP”) re-certification. Also in 2017, the Company became the first gaming supplier to achieve responsible gaming accreditation for its land-based casino and lottery segments from the Global Gambling Guidance Group. The certifications awarded to the Company by the most important industry associations worldwide are testimony to the Company’s commitment to responsible gaming with the goal to create value for all our stakeholders.

Products and Services

The Company has five broad categories of products and services: (1) Lottery, (2) Machine Gaming, (3) Sports Betting, (4) Interactive and Social Gaming, and (5) Commercial Services.

1. Lottery

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

Lottery services are provided through facilities management contracts, lottery management agreements, and product sales contracts. In the majority of jurisdictions, lottery authorities award contracts through a competitive bidding process. Typical service contracts are five to 10 years in duration, with multi-year extension options. After the expiration of the initial or extended contract term, a lottery authority generally may either seek to negotiate further extensions or commence a new competitive bidding process.

The Company designs, sells, and operates a complete suite of point-of-sale terminals that are electronically linked with a centralized transaction processing system that reconciles lottery funds between the retailer, where a transaction is enabled, and the lottery authority, where the transaction is captured. The Company provides and operates highly secure, online lottery transaction processing systems that are capable of processing over 500,000 transactions per minute. The Company provides more than 450,000 point-of-sale devices to lottery customers and lotteries that it supports worldwide. The Company also produces high-quality instant ticket games and provides printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping and delivery services.

The Company has developed and continues to develop new lottery games, licenses new game brands from third parties, and installs a range of new lottery distribution devices, all of which are designed to drive responsible same-store sales growth for its customers. In connection with its delivery of lottery services, the Company actively advises its customers on growth strategies. The Company also provides marketing services, in particular retail optimization and lottery brand awareness campaigns. The

Company works closely with its lottery customers and retailers to help retailers sell lottery games more effectively. These programs include product merchandising and display recommendations, selection of appropriate lottery product mix for each location, and account reviews to plan lottery sales growth strategies. The Company leverages years of experience accumulated from being the concessionaire for the Italian Lotto, one of the world’s largest lotteries. This B2C expertise in Italy, which includes management of all of the activities along the lottery value chain, allows the Company to better serve B2B customers in its North America Lottery and International segments.

The lottery business is highly competitive and typically subject to strong, price-based competition. The Company's primary competitors in the lottery business include Scientific Games Corporation and Intralot S.A. The instant tickets production business is also highly competitive and subject to strong, price-based competition. The Company's instant ticket competitors in the U.S. include Scientific Games Corporation and Pollard Banknote Limited.  Internationally, a number of instant ticket game vendors compete with the Company, including the competitors mentioned above, as well as diversified printing companies such as Eagle Press of India. The private manager, operator, and licensee sector continues to emerge globally.  Competitors in this market primarily consist of commercial lottery operators including SAZKA a.s., Camelot U.K. Lotteries Limited, Sisal S.p.A. (“Sisal”), and Tattersalls Ltd.

The primary types of lottery agreements are outlined below:

Facilities Management Contracts (“FMCs”)

The majority of the Company’s North American Lottery revenues are earned under FMCs. The Company’s FMCs typically require the Company to design, install, and operate the lottery system for an initial term, which is typically five to 10 years. The Company’s FMCs usually contain extension options under the same or similar terms and conditions, generally ranging from one to five years. Under a typical FMC, the Company maintains ownership of the technology and facilities, and is responsible for capital investments throughout the duration of the contract, although the investments are generally concentrated during the early years. FMC revenues are generally service fees paid to the Company directly from the lottery authority based on a percentage of such lottery’s wagers or ticket sales. Under a number of the Company’s FMCs, the Company additionally provides a wide range of support services and equipment for the lottery’s instant ticket games, such as marketing, distribution and automation of validation, inventory and accounting systems. In return, the Company receives either fixed fees or fees based upon a percentage of the sales of the instant ticket games. In limited instances, the Company provides instant tickets and online lottery systems and services under the same facilities management contract. Also, the Company offers Lottery Vending Machines ("LVMs") that sell instant tickets as well as draw-based games.

The table below sets forth the lottery authorities and customers with which the Company had FMCs for the installation and operation of lottery systems at March 1, 2018, and as to which the Company is the sole supplier of central computer systems and terminals and material services. The table below does not include FMCs in jurisdictions where the Company also has contracts listed below under the heading "Concessions and Lottery Management Agreements.”

U.S. Jurisdiction	Date of Commencement of Current Contract*	Date of Expiration of Current Contract	Current Extension Options**	Additional Commentary
California	October 2003	October 2026
In September 2017, the California Lottery and IGT Global Solutions Corporation agreed to extend the term of the contract for seven years, through October 2026. At the end of the final extension option period, the contract will remain in effect under the same terms and conditions until either party provides at least two years’ notice of termination.

Colorado	January 2014	June 2021	Two two-year
Florida(1)	September 2016	April 2031	Two three-year
Georgia	September 2003	September 2025
Illinois	July 2011	April 2019		For a description of the current contract, please see “Item 10.C — Material Contracts.”
Kansas	July 2008	July 2018
Kentucky	July 2011	July 2021	Five one-year
Michigan	January 2009	January 2021
Minnesota	April 2015	November 2023	Up to three years
Missouri	October 2014	June 2022	Up to three years
Nebraska	December 2010	June 2021
New York	September 2009	August 2020		In August 2017, the New York Lottery and IGT Global Solutions Corporation agreed to extend the term of its contract for three years, through August 2020.
North Carolina	March 2016	June 2027	Up to five years
Oregon	October 2007	November 2020
Rhode Island	July 2003	June 2023
South Carolina	May 2018	May 2028		In August 2017, the South Carolina Education Lottery and IGT Global Solutions Corporation entered into a new contract for an initial term of 10 years following conversion.
South Dakota	August 2009	August 2019
Tennessee	April 2015	June 2022	Up to seven years
Texas	September 2011	August 2026
Virginia	March 2016	October 2024	Up to six years
Washington	October 2014	June 2026	Up to 10 years
West Virginia	May 2017	June 2025	Up to three years	In May 2017, the West Virginia Lottery and IGT Global Solutions Corporation entered into a new contract for an initial term of seven years, through June 2025.
Wisconsin	February 2016	May 2024	Up to five years

1.
On February 17, 2017, the Speaker for the Florida House of Representatives (the "Speaker") filed an action in Circuit Court in Florida, against the Florida Lottery. On Tuesday, March 7, 2017, the Circuit Court issued an order in favor of the Speaker, the effect of which was to temporarily void the lottery contract (the "2016 Contract"). On March 28, 2017, an appeal was filed by the Secretary of the State of Florida. The appeal automatically stayed the Circuit Court decision, which pending resolution of the appeal, reinstates the effectiveness of the 2016 Contract. On December 8, 2017, IGT Global Solutions Corporation and the Florida Lottery executed a Memorandum of Understanding (“MoU”). The MoU provides that a new contract (“2017 Contract”) will replace the 2016 Contract when the Governor has approved, signed and ratified within the State of Florida’s Budget for the 2018-2019 Fiscal Year (the Fiscal Year commencing July 1, 2018) a specific appropriation of amounts equal to the expected annual payment obligations for the 2018-2019 Fiscal Year (the “Budget Approval Date”). The 2017 Contract will have an initial term of 13 years following conversion, and conversion will be the date that is 12 months following the Budget Approval Date.

* Reflects the date on which the contract was executed. The execution date typically precedes the date on which compensation is provided under the contract and includes a period of time (usually between six and 18 months) during which the new system is developed, installed, and tested.

** Reflects extensions available to the lottery authority under the current contract.

Non-U.S. Jurisdiction	Date of Commencement of Current Contract*	Date of Expiration of Current Contract	Current Extension Options**	Additional Commentary
Caribbean and Latin America:
Argentina - Slot Machines S.A. (San Luis Province/Agencia Financiera de Loterías, Casinos y Juegos de Azar)	April 2012	October 2021	Sole discretion of Agencia, up to 10 years
Jamaica-Supreme Ventures Limited	November 2000	January 2026
Mexico-Pronosticos Para La Asistencia Publica	December 2014	December 2020
Europe, Africa, Asia:
Belgium - Loterie Nationale de Belgique	June 2014	May 2024	One six month
China - Beijing Welfare Lottery	January 2012	December 2020	Automatic two one-year terms unless a party gives at least 180 days’ notice before the end of initial or extension term
Czech Republic-SAZKA a.s. (f/k/a Czech Republic-SAZKA sázková kanceláø a.s.)	January 2015	December 2022
Luxembourg-Loterie Nationale	March 2013	March 2021	One five-year
Poland-Totalizator Sportowy	December 2011	November 2018	Three one-year or one three-year
Slovak Republic-TIPOS, National Lottery Company, a.s.	January 2007	December 2018
Spain-Organizacion Nacional de Ciegos Españoles (ONCE)	October 2009	December 2020	Five years and subsequently for biannual periods unless either party elects to terminate with prior notice of two years
South Africa - Ithuba Holding (Pty.) Ltd.	June 2015	May 2020	One three-year
Turkey-Turkish National Lottery	November 1996	November 2018	The term of the contract renews for successive one-year periods unless either party gives at least 90 days’ notice of non-renewal prior to the expiration date
United Kingdom-The National Lottery	February 2009	January 2023	One year or two six months	Operated by Camelot U.K. Lotteries Limited on a facilities management basis.

* Reflects the date on which the contract was executed. The execution date typically precedes the date on which compensation is provided under the contract and includes a period of time (usually between six and 18 months) during which the new system is developed, installed, and tested.

** Reflects extensions available to the lottery authority under the current contract.

Concessions and Lottery Management Agreements (“LMAs”)

A portion of the Company’s revenues, primarily from its Italy segment, is derived from concessions or LMAs. Under a typical concession, the Company manages the core lottery functions, including the lottery systems and the majority of the day-to-day activities along the lottery value chain. This includes collecting wagers, managing accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the games. LMAs are similar to concessions although most LMAs also include a separate supply agreement, pursuant to which the Company provides certain hardware, equipment, software, and support services. The service revenues the Company earns in return for operating these concessions and LMAs are generally fixed based on the percentage of wagers. The Company provides lottery management services in New Jersey as part of a joint venture and in Indiana indirectly through a wholly-owned subsidiary of the Parent. In Italy both lottery concessions are held by a joint venture, with the Lotto Concession awarded in June 2016 and operating since November 30, 2016, and the instant ticket lottery (“Gratta e Vinci”) concession renewed in 2017.

The table below sets forth the lottery authorities with which the Company had concessions or LMAs at March 1, 2018.

Jurisdiction	Date of Commencement of Current Contract*	Date of Expiration of Current Contract	Current Extension Options**	Additional Commentary
Italy:
Agenzia delle Dogane e dei Monopoli - Lotto	June 2016	November 2025
Agenzia delle Dogane e dei Monopoli - “Scratch & Win” Instant Lotteries	October 2010	September 2028		In December 2017, the concession was renewed to a consortium led by the Company extending the concession for nine additional years.
U.S.:
Indiana	October 2012	June 2028	10 one-year
New Jersey	June 2013	June 2029
Caribbean and Latin America:
Colombia - ETESA/ COLJUEGOS	April 2017	April 2022		In January 2017, an affiliate of the Parent executed a five-year contract with Coljuegos to operate the draw-based game Baloto.
Costa Rica - Junta de Protección Social	June 2013	June 2019	Automatic renewals for two-year periods up to a total of 10 years unless the Junta gives notice of non-renewal
Trinidad & Tobago-National Lotteries Control Board	December 1993	March 2021	Automatic extension for one three-year period
Anguilla-LILHCo	May 2007	May 2027	One 10-year
Antigua/Barbuda-LILHCo	February 2017	January 2027	One 10-year
Barbados-LILHCo	June 2005	June 2023
Bermuda-LILHCo	May 2004		Automatic annual renewal
St. Kitts/Nevis-LILHCo	October 2013	October 2019
St. Maarten-LILHCo	September 2007	September 2027	One 10-year
U.S. Virgin Islands-LILHCo	December 2001	December 2021

* Reflects the date on which the contract was executed. The execution date typically precedes the date on which compensation is provided under the contract and includes a period of time (usually between six and 18 months) during which the new system is developed, installed, and tested.

** Reflects extensions available to the lottery authority under the current contract.

Instant Ticket Printing Contracts

As an end-to-end provider of instant tickets and related services, the Company produces high-quality instant ticket games and provides printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services. Instant tickets are sold at numerous types of retail outlets but most successfully in grocery and convenience stores.

Instant ticket contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis and generally range from two to five years with extension opportunities. Government-sponsored lotteries grant printing contracts on both an exclusive and non-exclusive basis where there is typically one primary vendor and one or more secondary vendors. A primary contract permits the vendor to supply the majority of the lottery’s ticket printing needs and includes the complete production process from concept development through production and shipment. It also typically includes marketing and research support. A primary printing contract can include any or all of the following services: warehousing, distribution, telemarketing, and sales/field support. A secondary printing contract includes providing backup printing services and alternate product sources. It may or may not include a guarantee of a minimum or maximum number of games. The Company recently invested in a new state-of-the-art printing press, which began production in February 2018.

Product Sales and Services Contracts

Under product sales and services contracts, the Company constructs, sells, delivers, and installs turnkey lottery systems or lottery equipment, provides related services, and licenses related software. The lottery authority maintains, in most instances, responsibility for lottery operations. The Company sells additional terminals and central computers to expand existing systems and/or replace existing equipment as well as to provide ancillary maintenance and support services related to the systems, equipment sold, and software licensed.

2. Machine Gaming

The Company designs, develops, manufactures and provides cabinets, games, systems and software for customers in regulated gaming markets throughout the world under fixed fee, participation and product sales contracts. The Company holds more than 450 global gaming licenses and does business with commercial casino operators, tribal casino operators, and governmental organizations (primarily consisting of Lottery operators). Large customers include MGM Resorts International, Caesars Entertainment, Boyd Gaming, and Station Casinos.

The Company’s primary competitors in Machine Gaming are Aristocrat, Konami, Novomatic, and Scientific Games.

Gaming Machines

The Company offers a diverse range of machine cabinets which land-based casino customers can choose from to maximize functionality, flexibility, and player comfort. In addition to cabinets, the Company develops a wide range of casino games taking into account local jurisdictional requirements, market dynamics, and player preferences. The Company's casino games typically fall into two categories: premium games and core games.

Premium games include:

•
Wide Area Progressives - games that are linked across several casinos and/or jurisdictions and share a large common jackpot. The Wheel of Fortune® franchise is one of the most successful games in the world, and an example of one of the Company's Wide Area Progressive premium offerings.

•
Multi-Level Progressives - games that are linked to a number of other games within the casino itself and offer players the opportunity to win different levels of jackpots.  An example of a Multi-Level Progressive game offered by the Company is Fort Knox® Video Slots.

Core games, which include core video reel, core mechanical reel, and core video poker, are typically sold and in some situations leased to customers.

The Company produces other types of games including:

•	"Centrally Determined" games which are games connected to a central server that determines the game outcome;

•	Class II games which are electronic video bingo machines that can be typically found in North American tribal casinos and certain other jurisdictions like South Africa; and

•	Random number generated and live dealer electronic table games, including baccarat and roulette.

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

Video Lottery Terminals

The Company provides video lottery terminals (“VLTs”), VLT central systems and VLT games primarily to government customers worldwide. VLTs are usually connected to a central system. The Company provides a dedicated client service team to each of its VLT and VLT systems customers. In addition, it provides amusement with prize machines (“AWPs”) and games to licensed operators in Italy and the rest of Europe. AWPs are typically low-denomination gaming machines installed in retail outlets and connected to a central system.

Game Content

The Company combines elements of math, play mechanics, sound, art, and technological advancements with a library of entertainment licenses and a proprietary intellectual property portfolio to provide gaming products designed to provide a high degree of player appeal and entertainment.  New content, popular brands, and appealing bonuses address player preferences and other market trends. The Company offers a wide array of casino-style games in a variety of multi-line, multi-coin and multi-currency configurations. Examples of successful game content from the Company include: Wheel of Fortune®, Fort Knox®, and SPHINX 4D™.

Gaming Management Systems

The Company offers a comprehensive range of system modules and applications for all areas of casino management. Gaming systems products include infrastructure and applications for casino management, customer relationship management, patron management, and server-based gaming. The Company's main casino management system offering is the Advantage System, which offers solutions and modules for a wide-range of activities from accounting and payment processing to patron management and regulatory compliance.

The Company's patron management solutions feature customized player messaging, tournament management, and integrated marketing and business intelligence modules that provide analytical, predictive, and management tools for maximizing casino operational effectiveness. The server-based solutions enable electronic game delivery and configuration for slot machines, as well as providing casino operators with opportunities to increase profits by enhancing the players’ experience, connecting with players interactively, and creating operational efficiencies.

The Company's latest multi-functional end-to-end systems solutions provide operators with a full suite of products that offer real time business analytics to optimize productivity and give players a seamless, customized gaming experience. Service Window enables operators to market to customers more effectively by leveraging an additional piece of hardware onto existing machines for delivering in-screen messaging. The Company's systems portfolio also extends to encompass mobile solutions such as the Cardless Connect™ app, which offers a cardless, cashless loyalty solution for casino players. Mobile solutions that drive efficiencies and enable floor monitoring for operators while decreasing response time to player needs include Mobile Host, Mobile Responder, and Mobile Notifier.

3. Sports Betting

The Company provides sports betting technology to lotteries and commercial operators in regulated markets, primarily in Italy and other countries in Europe as well as in the U.S. The Company offers a sports betting platform localized and certified for each market composed of either (i) core engine and associated support modules, as well as trading and risk management tools, provided to customers as a fully managed service, or (ii) “software only” technical solutions to create a complete one-stop solution or to integrate new functionality to existing operations. The Company also provides secure retail betting solutions, point-of-sale display systems, call center facilities, internet and mobile betting technology, and fixed odds or pool betting options. WLA customers of the Company include: OPAP and Lottery National Belgium (LNB). Commercial customers include BetFred and MGM Resorts International.

The Company operates an expansive, land-based B2C betting network in Italy through its “Better” brand on a fixed odds, parimutuel, or virtual betting basis. For parimutuel betting the total pool of wagers placed, minus a specified percentage, is divided among the winning players according to a formula. In Italy, this formula is set by the Italian regulatory body ADM. A winner will be paid an amount equal to his or her share of the prize pool. For fixed odds the payout amount is agreed upon in advance between the player and the bookmaker. In the case of a win, the bookmaker pays an amount equal to the bet multiplied by the odds fixed at the moment of the bet. The maximum prize for a ticket cannot exceed €10,000.

Through sports betting point-of-sale locations, the Company offers directly to customers betting on sports events (including basketball, horse racing, soccer, cycling, downhill skiing, cross country skiing, tennis, sailing, and volleyball), motor sports (car and motorcycle racing), and non-sports events connected with the world of entertainment, music, culture, and current affairs of primary national and international importance.

The Company’s primary competitors in Sports Betting in the U.K. and the E.U. are Bet365, Betfair/PaddyPower, Eurobet, Sisal, SNAITECH, and William Hill.

4. Interactive and Social Gaming

Interactive gaming (or iGaming) enables game play via the internet for real money or for fun (social).  The Company designs, manufactures, and distributes a full suite of award-winning configurable products, systems, and services including:  poker, table games, slot games, bingo, iLottery, virtual reality, mobile-to-retail products, player management systems, and market intelligence services. The Company holds more than 20 interactive gaming licenses worldwide and, in Italy, acts as both a complete internet gaming operator and mobile casino operator. The Company's diverse interactive B2B customer base includes Caesar's Entertainment, the Georgia Lottery, and William Hill.

The interactive gaming B2B competitive landscape has evolved to mirror industry-wide trends of product and channel (online and mobile) convergence and vertical integration. The Company is playing a key role in this environment, with its omnichannel offering that connects retail offerings to mobile device offerings. As for content, the Company is launching premium brands across interactive channels (i.e., Wheel of Fortune® is a casino slot machine, VLT, iCasino game, eInstant game and an instant ticket in several jurisdictions) offering extension of gameplay across multiple platforms. In the Customer Relationship Management ("CRM") part of the interactive business, a single player account management system connects retail with online together with an advanced analytics framework, thereby ensuring a single view of the player which allows cross-selling and upselling via effective promotions, churn management and customer care programs.

The Company faces competition from operators, such as 888 Holdings and bwin.party, and broad-based traditional B2B providers, such as Playtech plc and Microgaming. The Company also faces competition from traditional machine gaming suppliers, such as Scientific Games and The Stars Group.

Products

The Company's products include poker, bingo, and online casino table and slot games with features such as single and multiplayer options with branded titles and select third-party content. The Company provides social casino content as part of a multi-year strategic partnership with DoubleU Games. The Company’s complete suite of iLottery solutions, services, and professional expertise allows lotteries to fully engage their players on any interactive channel in regulated markets. Existing lottery game portfolios are extended to the interactive channel to provide a spectrum of engaging content such as eInstant tickets. The Company offers a vast library of mobile content available on any device.

Technology

The Company’s iGaming systems and interactive platforms offer customers an integrated system that provides player account management, advanced marketing and analytical capabilities, and a highly reliable and secure payment system. IGT Interactive's IGT Connect integrates third-party player account management systems, third-party game engines, and regulatory systems.

The Company also offers a remote games server, which is a fast gateway to extensive casino and eInstant content, virtual reality games, and interactive and social gaming services that enhance player experiences and create marketing opportunities around either the Company's games or third-party games.

IGT PlaySpot™ mobile solution, a mobile, app-based product for casinos and lotteries enabling mobile games, services, and payments in specific retail environments that are defined by regulator-grade geo-location technologies, is offered by the Company in both lottery and casino environments. Wagering for money can be offered in the IGT PlaySpot™ Lottery mobile solution locations and options include eInstants, lottery ticket purchases, and keno. IGT PlaySpot™ Casino mobile solution offers real money wagering on activities including sports wagering and betting on live roulette and baccarat tables on premise. IGT PlaySpot™ Casino mobile solution ties into existing Casino loyalty and back-office systems to fully integrate into customers' marketing and operations programs.

Services

The Company offers a complete range of services to support interactive customers. These services are aimed at helping lower the cost of player acquisition and increasing lifetime player value. The Company’s player service centers are located worldwide to serve players 24 hours a day, 365 days a year. The Company's marketing intelligence services manage the player lifecycle to maximize player yield while ensuring the player is entertained and plays responsibly. Additionally, the Company provides player services, including marketing, portal, player acquisition, CRM, VIP, player support, payment solutions, fraud and collusion protection, responsible gaming, game management, migration, and trading services.

5. Commercial Services

The Company develops innovative technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging its distribution network and secure transaction processing experience, the Company offers high-volume processing of commercial transactions including: prepaid cellular telephone recharges, bill payments, e-vouchers and retail-based programs, electronic tax payments, stamp duty services, prepaid card recharges, and money transfers. These services are primarily offered outside of North America.

Business Segments

The Company has four business segments based on product and/or geography: North America Gaming and Interactive, North America Lottery, International, and Italy. Revenues for the Company by segment are as follows:

	Year Ended December 31,
($ thousands)	2017	2016	2015
Service revenue	780,633	975,206	780,169
Product sales	377,065	398,248	321,624
North America Gaming and Interactive	1,157,698	1,373,454	1,101,793

Service revenue	1,093,048	1,128,306	992,684
Product sales	92,174	65,269	52,986
North America Lottery	1,185,222	1,193,575	1,045,670

Service revenue	557,049	512,668	512,014
Product sales	332,015	314,637	341,064
International	889,064	827,305	853,078

Service revenue	1,703,901	1,759,843	1,702,184
Product sales	1,149	1,295	1,872
Italy	1,705,050	1,761,138	1,704,056

Other	1,925	(1,576)	(15,541)

Total revenue	4,938,959	5,153,896	4,689,056

North America Gaming and Interactive

The North America Gaming and Interactive (“NAGI”) segment develops and delivers leading games, systems and solutions for land-based casinos, DoubleU Games' DoubleDown casino free-to-play social casino app, and interactive for-wager online play. The segment is responsible for research and development for commercial gaming products that are distributed to casinos throughout the world.  NAGI's operations are based in Las Vegas, Nevada, and has sales offices throughout North America.  NAGI provides a full suite of casino-related products and solutions to its commercial, government and tribal customers in the U.S. and Canada.

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

For land-based casino customers, NAGI provides leadership in the development and distribution of global premium product, including licensed content such as Wheel of Fortune® slots. In addition, the Global Core Product organization within NAGI develops slot themes such as Cleopatra® and Double Diamond® and video poker themes such as Game King®.

North America Lottery

The North America Lottery (“NALO”) segment develops and delivers innovative and future-focused lottery solutions, performing research and development for all lottery-related products globally. Based in Providence, Rhode Island, NALO is the Company’s global lottery product development and delivery organization that supports WLA customers worldwide and provides end-to-end support to WLA North America customers with a single point of contact, leveraging the Company’s full lottery product suite. The NALO segment supports 39 of the 45 U.S. lotteries.

NALO includes revenue related to the sale or lease of lottery central system hardware and software, and the sale or lease of lottery and gaming terminals to government entities. The majority of the revenue earned in the NALO segment is derived from FMCs. The Company also has LMAs in Indiana and New Jersey. NALO generates revenue from the sale of physical instant tickets to government entities, and earns recurring revenue f rom participation games in the form of VLTs in Rhode Island, Delaware, and New York.

International

The International segment is a global leader in delivering innovative end-to-end solutions and services across all channels to regulated clients in Commercial Gaming and Lottery sectors. IGT International is responsible for the strategic development and operation management for all markets in Europe (except Italy), the Middle East, Africa, Central and Latin America (including Mexico), the Caribbean, Asia Pacific, and Oceania, across the Company’s entire product portfolio. In Italy, the International segment supplies AWP content and commercial gaming systems and gaming machines to third parties. The Company's global strategy capitalizes on its experience in Italy and North American markets, while customizing products for foreign languages, unique local preferences, and regulatory requirements.

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

The International segment includes revenue from the sale or lease of lottery central system hardware and software, related marketing, operations and technical services, and the sale or lease of lottery terminals to government entities. The International segment also includes revenue from professional services in the form of lottery facility management and lottery operation fees. Another source of revenue from some lottery customers in Latin America and Caribbean regions includes point-of-sale transaction processing services such as prepaid cellular telephone recharges, bill payments, and money transfers.

Italy

The majority of the revenue earned in the Italy segment is derived from lottery and machine gaming concessions. The Italy segment also includes sports betting, interactive gaming, and commercial services. The Italy segment operates and provides a full range of B2C gaming products, including:

Lottery

Since 1998, the Company has been the concessionaire for the Italian Lotto game (management of operations commenced in 1994). Beginning in November of 2016, the Company's new Lotto concession includes partners as part of a joint venture. Lottoitalia s.r.l., the exclusive manager of the Italian Lotto game, is 61.5% owned by the Parent's subsidiary Lottomatica and the remainder is owned by Italian Gaming Holding a.s. (a subsidiary of Czech lottery operator SAZKA a.s.), Arianna 2001, and Novomatic Italia. The Company has gained substantial experience in managing the activities along the lottery value chain, such as collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials including play slips, tickets and receipts, and marketing and point-of-sale materials for the game. Since 2004, the Company also has been the concessionaire for instant ticket lotteries, which are games involving pre-printed paper tickets for the Gratta e Vinci instant game. Lotterie Nazionali S.r.l., a joint venture which is the exclusive manager of the Gratta e Vinci instant game is 64% owned by the Parent's subsidiary Lottomatica Holding, and the remainder is directly and indirectly owned by Scientific Games Corporation and Arianna 2001. The Company operates approximately 40,000 terminals in 34,000 Lotto points-of-sale and has 62,400 instant ticket points-of-sale.

Machine Gaming

With respect to the Company's machine gaming concessions in Italy, the Company directly manages stand-alone AWPs and VLTs that are installed in various retail outlets and linked to a central system. The Company collects the wagers, deducts the applicable gaming taxes, and pays out prizes to winners and fees to retailers. The Company also provides systems and machines to other machine gaming concessionaires, either as a product sale or with long-term, fee-based contracts where the service revenue earned is generally based on a percentage of wagers, net of applicable gaming taxes. At December 31, 2017, the Company had approximately 76,000 machines in the Italian installed base.

Sports Betting

The Company operates an expansive land-based B2C betting network in Italy through its “Better” brand on a fixed odds, parimutuel, or virtual betting basis. Sports events and non-sports events connected with current affairs are the subjects of legal betting in Italy. As a sports betting license concessionaire, with approximately 1,400 corner shops and 350 points-of-sale, the Company offers a sports betting platform composed of a core engine and associated support modules. It also provides secure retail betting solutions, point-of-sale display systems, call center facilities, internet betting technology, and fixed odds or pool betting options.

Interactive

The Company provides all of the internet games currently authorized in the Italian market, including skill games such as poker and other board and skill games; bingo; casino games such as roulette and blackjack and reel games; live dealer roulette, blackjack, baccarat, and poker; horse and sports betting (fixed odds); pool games, such as a local game based on soccer events (parimutuel); virtual betting on events such as car, motorcycle, horse, and dog races and tennis or soccer matches; lottery including Lotto and “10 and Lotto” and Superenalotto with “Win for Life,” and “Eurojackpot”; and instant lottery (iGratta e Vinci online).

Commercial Services

In addition to the gaming products and related services described above, the Company processes high volumes of transactions in commercial, payment, and eMoney services in Italy including prepaid cellular telephone recharges, e-vouchers and retail-based programs, bill payments, electronic tax payments, stamp duty services, and prepaid card recharges. The Company's commercial payment and eMoney services network comprises approximately 60,000 points of sale divided among tobacconists, bars, petrol stations, newspaper stands, and motorway restaurants.

Seasonality

In general, the Company’s business is not materially affected by seasonal variation. However, in the sports betting business, the volume of bets that are collected over the year can be affected by the schedules of sporting events and the particular season of such sports. The volume of bets collected may also be affected by schedules of significant sporting events that occur at regular, but infrequent, intervals, such as the FIFA Football World Cup. In the lottery business, lottery consumption and gaming may decrease over the summer months due to the tendency of consumers to be on vacation during that time. Gaming operations revenues are affected by variations in the number and type of machines in service, levels and frequency of player wagers, and pricing arrangement terms. Seasonal gaming trends generally show higher play levels in the spring and summer months and lower in the fall and winter months. Gaming product sales may be uneven throughout the year, and can be affected by factors including the timing of large transactions and new casino openings.

Source of Materials

The Company uses a variety of raw materials to assemble gaming devices (e.g., metals, wood, plastics, glass, electronic components, and LCD screens). Moreover, there is significant paper, toner, and ink consumption in our offices and at our two ticket printing facilities. A large portion of the materials used involve packaging, most of which is cardboard and paper.

Management believes that adequate supplies and alternate sources of the Company’s principal raw materials are available, and does not believe that the prices of these raw materials are especially volatile. The Company has global material suppliers and utilizes multi-sourcing practices to promote component availability, and is not substantially dependent on any single supplier.

Product Development

The Company devotes substantial resources on research and development and incurred $313.1 million, $343.5 million and $277.4 million in 2017, 2016 and 2015, respectively.

The Company's research and development efforts cover multiple creative and engineering disciplines, including creative game content, hardware, electrical, systems and software for lottery, land-based, online social, and online real-money applications. The gaming products are created primarily by employee designers, engineers, and artists, as well as third-party content creators. Third-party technologies are used to improve the yield from development investment and concentrate increased resources on product differentiation engineering.

Manufacturing operations primarily involve the configuration and assembly of electronic components, cables, harnesses, video monitors, and prefabricated parts purchased from outside sources. The Company's main manufacturing and production facility is located in Reno, Nevada, with approximately 594,000 square feet dedicated to product development, warehousing, shipping, and receiving. The Company maintains development facilities in Rhode Island (Providence), Italy (Rome), Nevada (Las Vegas and Reno), Europe (Austria, Poland, Netherlands and Serbia), Canada (Moncton, New Brunswick), California (San Francisco), Washington (Seattle), Australia (Sydney and Melbourne) and China (Beijing). These facilities provide local community presence, customized products, and, where beneficial or required, regional production.

Intellectual Property

The Company’s intellectual property (“IP”) portfolio of patents, trademarks, copyrights, and other licensed rights is significant. At December 31, 2017, the Company held approximately 5,000 patents or patent applications and approximately 7,600 trademarks filed and registered worldwide.

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

The Company also licenses certain trademarks from third parties such as Wheel of Fortune®, Jeopardy!™, The Ellen DeGeneres Show™, Jurassic Park™, The Voice™, Plants v. Zombies™, Ghostbusters™, Bejeweled™, Zuma™, Sex and the City™, Harley-Davidson®, Caesars®, Harrah’s®, Rio Las Vegas®, Paris Las Vegas®, Horseshoe®, James Cameron's Avatar™, Bridesmaids™, Life is Good™, Circuit of the Americas™, and The Three Stooges®.

Software Development

The Company has developed software for use in the management of a range of lottery, gaming, and betting functions and products, including leveraging integration with third-party software components. Software developed by the Company is used in a variety of applications including (i) in centralized systems for the management of lotteries, machine gaming and betting, and other commercial services; (ii) to enhance functions connected to services provided through websites and mobile applications including lotteries, sports, instant win, and casino style games; and (iii) in a variety of back office functions. Software developed by the Company is also used in terminals and gaming machines for: management of lotteries, machine gaming, betting and online payments; provision of gaming and non-gaming content; and integration with other devices such as mobile phones and tablets.

Regulatory Framework

The gaming and lottery industries are subject to extensive and evolving governmental regulation in the U.S. and foreign jurisdictions. Gaming laws are based upon declarations of public policy designed to ensure that gaming is conducted honestly, competitively and free of criminal and corruptive elements. While the regulatory requirements vary from jurisdiction to jurisdiction, the majority typically require some form of licensing or regulatory suitability of operators, suppliers, manufacturers and distributors as well as their major shareholders, officers, directors and key employees. Regulators review many aspects of an applicant including financial stability, integrity and business experience. Additionally, the Company’s gaming products and technologies require certification or approval in most jurisdictions where we conduct business.

A comprehensive network of internal and external resources and controls is required to achieve compliance with the broad governmental oversight of the Company’s business. The Company has a robust internal compliance program to ensure compliance with applicable requirements imposed in connection with our gaming and lottery activities, as well as legal requirements generally applicable to all publicly traded companies. The Company employs over 120 people to support global compliance which is directed on a day-to-day basis by the Company’s Senior Vice President, Chief Compliance and Risk Management Officer. Legal advice is provided by attorneys from the Company’s legal department as well as outside experts. The compliance program, accountable to the Parent’s board of directors, is overseen by the Global Compliance Governance C ommittee, which is comprised of employee and nonemployee directors and a non-employee gaming law expert. Through these efforts, the Company seeks to assure both regulators and investors that all its operations maintain the highest levels of integrity.

Gaming

The manufacture, sale and distribution of gaming devices, equipment, and related technology and services are subject to federal, state, tribal, and local regulations in the U.S. and foreign jurisdictions. The initial regulatory requirement in most jurisdictions is to obtain the privileged licenses that allow the Company to participate in gaming activities. The Company’s operating entities and key personnel have obtained or applied for all known government licenses, permits, registrations, findings of suitability, and approvals necessary to manufacture, distribute and/or operate gaming products in all jurisdictions where it does business. Although many gaming regulations across jurisdictions are similar or overlapping, the Company must satisfy all conditions individually for each jurisdiction. Obtaining the required licenses at a corporate and individual level is a thorough process, in which the authorities review detailed information about the companies and individuals applying for suitability. Once the license has been granted, regulatory oversight ensures that the licensee continue to operate with honesty and integrity.

Frequently, gaming regulators not only govern the activities within their jurisdiction or origin, but also monitor activities in other jurisdictions to ensure that the Company complies with local standards on a worldwide basis. A violation in one jurisdiction could result in disciplinary action in another.

The Company holds over 450 gaming licenses across approximately 340 jurisdictions. Key regulatory authorities which have licensed the Company include, among others, the United Kingdom Gambling Commission, the Nevada State Gaming Control Board and the New Jersey Division of Gaming Enforcement. The Company has never been denied a gaming related license, nor had any of its licenses suspended or revoked.

Lottery

Lotteries in the U.S. are regulated by state law. There are currently 45 U.S. jurisdictions that authorize the operation of state lotteries. The ongoing operations of lotteries and lottery operators are typically subject to extensive and broad regulation, which vary state-by-state. Lottery regulatory authorities generally exercise significant discretion, including with respect to the determination of the types of games played, the price of each wager, the manner in which the lottery is marketed and the selection of suppliers of equipment, technology, and services, as well as the retailers of lottery products. To ensure the integrity of contract awards and lottery operations, most jurisdictions require detailed background disclosure on a continuous basis from vendors and their officers, directors, subsidiaries, affiliates, and principal stockholders. Background investigations of the vendors’ employees who will be directly responsible for the operation of lottery systems are also generally conducted. Certain jurisdictions also require extensive personal and financial disclosure and background checks from persons and entities beneficially owning a specified percentage of a vendor’s securities. The awarding of lottery contracts and ongoing operations of lotteries in international jurisdictions are also extensively regulated, although international regulations typically vary from those prevailing in the U.S.

Interactive

In the U.S., the Unlawful Internet Gambling Enforcement Act of 2006 (“UIGEA”) prohibits among other things, the acceptance by a business of a wager by means of the internet where such wager is prohibited by any applicable law where initiated, received or otherwise made. Under UIGEA severe criminal and civil sanctions may be imposed on the owners and operators of such systems and on financial institutions that process wagering transactions. The law contains a safe harbor for wagers placed within a single state (disregarding intermediate routing of the transmission) where the method of placing the bet and receiving the bet is authorized by that state’s law, provided the underlying regulations establish appropriate age and location verification.

Both Delaware and New Jersey have authorized internet casino gaming and Nevada has authorized online poker. Pennsylvania recently passed legislation authorizing internet casino gaming and is in the process of finalizing regulations for such. Additionally, a few state lotteries offer internet instant game sales to in-state lottery customers and several states allow subscription sales of draw games over the internet.

The Company participates in interactive gaming in the U.S. as a content and technology provider within fully regulated gaming and lottery frameworks.

Interactive gaming in the E.U. is characterized by diverse regulatory frameworks with some E.U. countries having monopolistic regimes run by a sole operator and others having established licensing systems for more than one operator. The Company carefully evaluates each E.U. jurisdiction to ensure adherence to applicable laws and regulations.  As local regulations and related guidance from authorities change, the Company re-evaluates its position in any given country. The E.U. Court of Justice recently announced that it is dropping all enforcement proceedings related to gambling which allows the individual E.U. country rulings to stand, regardless of whether or not they violate E.U. laws. It is possible that this decision by the European Court of Justice could impact some of the previous legal analysis conducted by the Company and its decisions to enter certain European markets.

Italian Gaming and Betting Regulations

The Company operates in Italy in both the gaming and betting sectors and is subject to regulatory oversight by the ADM. At December 31, 2017, the Company held concessions for (1) the activation and operation of the network for Italy's Lotto game, (2) the operation of instant and traditional lotteries, (3) the activation and operation of the network for the telematic operation of legalized AWPs and VLTs, (4) the land based collection of parimutuel and fixed odds betting through physical points of sale and interactive channels and (5) the online gaming collection operated through interactive channels, including online sports betting, skill games, casino games, and online Bingo.

Gaming in Italy is an activity reserved to the State. Any game that is carried out without proper authorization is illegal and subject to criminal penalties. Italian law grants the Ministry of Economy and Finance, through ADM, the power to introduce games and to manage gaming and betting activities directly or by granting concessions to qualified operators selected by means of public tenders as further explained below. The process of creating and granting gaming and betting concessions in Italy is heavily regulated.

Gaming and betting concessions are granted pursuant to a public tender procurement process. The concession provides for all of the concessionaire’s requirements, in accordance with the provisions of Italian law and regulation, activities and duties, including collection of the game’s revenues, the payment of winnings, the payment of the point of sale, payment of gaming taxes and all the other amounts due to the State, the drawings and the management of all of the technological assets to operate gaming, requirements of the technological infrastructure and the relevant service levels. Concessions are for a determined time period and are not renewable unless indicated in the concession agreement; in such event, the renewal is not guaranteed to be on the same terms. In certain cases, the concession may be extended at the option of the ADM on the same terms. Under other circumstances, which are typically defined in the concession agreement, the concession may be revoked or terminated. Most cases of early termination are related to the breach of the terms of the concession agreement or the non-fulfillment of conditions of that agreement as well as the loss of the requirements prescribed by Italian law and regulation for the assignment and the maintenance of gaming concessions. In some cases, the early termination of the concession allows the State to draw upon the entire amount of the performance bond presented by the concessionaire. Upon governmental request, the concessionaire has an obligation to transfer, free of charge, the assets subject of the concession to the State at the end of the term of the concession or in the event of its revocation or early termination. Each single concession contains specific provisions enacting such general obligation.

C.                         Organizational Structure
A listing of the Parent’s directly and indirectly owned subsidiaries at March 1, 2018 is set forth in Exhibit 8.1 to this annual report on Form 20-F.
The following is a diagram of the Parent and certain of its subsidiaries and associated companies at March 1, 2018:

D.                         Property, Plant and Equipment
The Parent's principal office is located at Marble Arch House, 66 Seymour Street, 2nd Floor, London W1H 5BT, U.K., telephone number +44 (0) 207 535 3200. At February 20, 2018, the Company leased approximately 145 properties in the U.S. and 139 properties outside of the U.S., and owned a number of facilities and properties, including:

•	an approximately 113,000 square foot manufacturing, research and development and office building in Moncton, New Brunswick, Canada;

•	an approximately 52,500 square foot research and development lab and engineering office in Reno, Nevada;

•	an approximately 51,000 square foot manufacturing and office facility in Gross St. Florian, Austria; and

•	an approximately 13,000 square foot enterprise data center in West Greenwich, Rhode Island.
The following table shows the Company's material owned and leased properties at February 20, 2018:
U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status	Products Produced
9295 Prototype Drive, Reno, NV	1,180,418	Office, Warehouse, Game Studios, Hardware/Software Engineering; Global Manufacturing Center	100%	Leased	EGMs
6355 S. Buffalo Drive, Las Vegas, NV	222,268	Office, Game Studio, Systems Software, Showroom	100%	Leased	N/A
55 Technology Way, West Greenwich, RI	170,000	WG Technology Center: Office; research and testing; storage and distribution	100%	Leased	N/A
10 Memorial Boulevard, Providence, RI	124,769	Principal U.S. Operating Facility	100%	Leased	N/A
4000 South Frontage Road, Suite 101 Lakeland, FL	141,960	Printing Plant: Printing facility; storage and distribution; office	100%	Leased	Printed tickets
8520 Tuscany Way, Bldg. 6, Suite 100, Austin, TX	81,933	Texas Warehouse and National Response Center: Contact center; storage and distribution; office	95%	Leased	N/A
1000 Sandhill Road, Reno, NV	52,500	Office, Warehouse, Global Test & Interoperability Center	60%	Owned	N/A
2401 Police Center Drive, Plant City, FL	48,800	Backup instant ticket printing plant	90%	Leased	Printed tickets
5300 Riata Park Court, Bldg. E, Suite 100, Austin, TX	42,537	Austin Tech Campus: Research and test; office	90%	Leased	N/A
403 Westcoat Road, Egg Harbor Township, NJ	30,698	Service Office, Warehouse, Game Studio, MJP Monitoring	75%	Leased	N/A
405 Howard Street, Floor 6, San Francisco, CA	28,921	Office, Interactive	100%	Leased	N/A
8200 Cameron Road, Suite E120, Austin, TX	41,705	Data Center of the Americas: Data center; network operations; office	80%	Leased	N/A
47 Technology Way, West Greenwich, RI	13,050	Enterprise Data Center: Data center; network operations	75%	Owned	N/A
75 Baker Street, Providence, RI	10,640	RI National Response Center: Office; contact center	100%	Leased	N/A

Non-U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status	Products Produced
Galwin 2 1046 AW Amsterdam Netherlands	125,128	EMEA Gaming manufacturing/distribution/repair facility; research and test; office	90%	Leased	EGMs
Viale del Campo Boario 56/D 00154 Roma, Italy	123,740	Principal Operating Facility in Italy: Office Italy Data Center: Data center; network operations	100%	Leased	N/A
328 Urquhart Ave, Moncton, New Brunswick, Canada	113,000	Canada HQ: office; research and test	100%	Owned	VLTs
Viale del Campo Boario 19 00154 Roma, Italy	96,840	Office for administration, software development	95%	Leased	N/A
Seering 13-14, Unterpremstatten, Austria	73,776	Austria Gaming HQ: Office; research and test	90%	Leased	N/A
Building 2, Reserve Industrial Estate, 6 Hope Street, Ermington, Australia	62,277	Office, Warehouse, Game Studio, Systems Software, Sales, AUS Final Assembly	100%	Leased	N/A
29, Suzhoujie Street, Viva Plaza, Haidian District, Room No. 1-20, 11th and 18th Floors, Beijing 100080, China	56,898	Game Studio, Systems Software, Office	85%	Leased	N/A
Al. Jerozolimskie, 92 Brama Building, Warsaw, Poland	51,072	International Tech Hub: Office; research and test	95%	Leased	N/A
Lasnitzstrasse 19, Gross St. Florian, Austria	50,808	Storage and distribution	75%	Owned	VLTs
48 Indianapolis Street, Kyalami Business Park, Midrand, South Africa	44,001	Office, Warehouse, Systems Software, Sales, SA Final Assembly	90%	Leased	EGMs
USCE Tower Bulevar Mihajla Pupina No. 6 Belgrade, Serbia	28,471	Software development office, Lottery and Gaming products	95%	Leased	N/A
11 Talavera Rd. Building B, Sydney, Australia	27,432	Office, Sales & Marketing, Financial support	100%	Leased	N/A
Marble Arch House, 66 Seymour Street, 2nd Floor, London W1H 5BT, United Kingdom	11,495	Registered global headquarters of the Parent	75%	Leased	N/A

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
None of the Company's properties is subject to mortgages or other security interests.

Item 4A.	Unresolved Staff Comments
As disclosed on Forms 6-K furnished with the SEC on November 14, 2017 and February 13, 2018, the Company received a comment from the SEC’s Division of Corporation Finance on July 27, 2017 relating to the Company’s Form 20-F for the fiscal year ended December 31, 2016 inquiring about the cash flow classification of the upfront payment of $665.3 million, made in two installments in 2016, to the Italian governmental authority in connection with the Italian Gioco del Lotto service concession (the “Upfront Payment”). After additional correspondence with the Division and consultation with the SEC’s Office of the Chief Accountant, the Company concluded the Upfront Payment should be classified as an operating activity rather than as an investing activity in the Company’s consolidated statements of cash flows in accordance with ASC 230, Statement of Cash Flows. As a result, the Company’s consolidated financial statements for the year ended December 31, 2016, are restated herein to correct the classification of the Upfront Payment as an operating activity. Please see the Consolidated Financial Statements included in “Item 18. Financial Statements” and in particular “Notes to Consolidated Financial Statements—1. Description of Business and Restatement and Revision of Consolidated Statements of Cash Flows” for additional information on the restatement.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, included in this annual report, as well as “Presentation of Financial and Certain Other Information,” “Item 3.A. Selected Financial Data,”  “Item 3.D. Risk Factors” and “Item 4.B. Business Overview.”

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

A.            Operating Results

Overview

The Company is a leading commercial operator and provider of technology in the regulated worldwide gaming markets that operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting and interactive gaming. The Company also provides high-volume processing of commercial transactions. The Company's state-of-the-art information technology platforms and software enable distribution of its products and services through land-based systems, Internet and mobile devices. The Company provides business-to-consumer (B2C) and business-to-business (B2B) products and services to customers in over 100 countries worldwide on six continents.

The structure of the Company’s internal organization is customer-facing aligned around four business segments operating in three regions as follows:

•	North America Gaming and Interactive

•	North America Lottery

•	International

•	Italy

Income Statement Overview

Revenue

The Company's revenue is composed of service revenue and product sales. Service revenue is principally derived from multi-year contracts under which the Company earns revenue over time upon the provision of services underlying such contracts. Service revenue composes the majority of the Company's revenue, amounting to $4.137 billion, $4.376 billion and $3.978 billion, or approximately 83.8%, 84.9% and 84.8% of total revenues in 2017, 2016 and 2015, respectively. Product sales are derived principally from the installation of new and replacement systems, software, lottery terminals and gaming machines. Product sales fluctuate due to the mix, volume and timing of product sales contracts and therefore may not be comparable from period to period.

The principal services and products the Company provides are summarized by operating segment below.

North America Gaming and Interactive segment

The majority of the revenue the Company earns in the North America Gaming and Interactive segment is derived from service revenue generated from commercial gaming. Commercial gaming service revenue is derived from the lease of gaming machines and software to casinos and government entities in the U.S. and Canada.

Product sales in the North America Gaming and Interactive segment are derived from the sale of real money “commercial” gaming machines, systems, software, conversion kits and parts to casinos and government entities in the U.S. and Canada.

Revenues in the North America Gaming and Interactive segment amounted to $1.158 billion, $1.373 billion and $1.102 billion, or approximately 23.4%, 26.6% and 23.5% of total revenues in 2017, 2016 and 2015, respectively.

North America Lottery segment

The majority of the revenue the Company earns in the North America Lottery segment is derived from Lottery contracts. Revenues in the North America Lottery segment amounted to $1.185 billion, $1.194 billion and $1.046 billion, or approximately 24.0%, 23.2% and 22.3% of total revenues in 2017, 2016 and 2015, respectively.

Service revenue in the North America Lottery segment is derived from contracts, under which the Company designs, installs, operates and retains ownership of the gaming system. These contracts generally provide for a variable amount of monthly or weekly service fees paid to the Company directly from its customers based on a percentage of sales or net machine income. The Company recorded fees earned under these contracts as service revenue in the period earned. Expenses associated with providing services under these contracts principally consist of cost of personnel, telecommunications, equipment maintenance and repair, consumables for the games and depreciation of tangible assets.

Product sales in the North America Lottery segment are derived from contracts under which the Company (i) constructs, sells, delivers and installs a turnkey system or (ii) delivers equipment and licenses the computer software for a fixed price, in each case with the customer subsequently operating the system or equipment. Revenue attributable to any ongoing services (such as post-contract support) provided subsequent to customer acceptance, are recorded as service revenue in the period earned.

International segment

The majority of the revenue the Company earns in the International segment is derived from Lottery and Machine Gaming contracts. Revenues in the International segment amounted to $889.1 million, $827.3 million and $853.1 million, or approximately 18.0%, 16.1% and 18.2% of total revenues in 2017, 2016 and 2015, respectively.

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

Product sales in the International segment are derived from contracts under which the Company (i) constructs, sells, delivers and installs a turnkey system or (ii) delivers equipment and licenses the computer software for a fixed price, in each case with the customer subsequently operating the system or equipment. Revenue attributable to any ongoing services (such as post-contract support) provided subsequent to customer acceptance, are recorded as service revenue in the period earned.

Italy segment

The majority of the revenue the Company earns in the Italy segment is derived from Lottery and Machine Gaming concessions. Revenues in the Italy segment amounted to $1.705 billion, $1.761 billion and $1.704 billion, or approximately 34.5%, 34.2% and 36.3% of total revenues in 2017, 2016 and 2015, respectively. The Company also earns service revenue under Sports Betting and Interactive Gaming concessions, and from Commercial Services. Summarized below is an overview of the key services within the Italy segment:

Lottery

Under the Company's Lotto and Gratta e Vinci (“Scratch and Win”) concessions, it manages all of the activities along the value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the games. The service revenues earned in return for operating these concessions are based on a percentage of wagers. For the prior Lotto concession, this percentage of wagers decreased as the total wagers increased during an annual period. Under the new Lotto concession and the Scratch and Win concession, the Company's fee is a fixed percentage of wagers. ADM pays the Company its Lotto fee on a weekly basis and the Scratch and Win fee on a monthly basis. For Lotto, the Company deposits wagers, net of prizes paid and retailer commissions retained by the retailer at point of sale, into bank accounts which are reported on the consolidated balance sheet as restricted cash with an offsetting liability to ADM. Scratch and Win sales to the retailers are recorded as a receivable on the consolidated balance sheet with a corresponding payable to ADM. The Company collects Scratch and Win wagers from retailers, net of prizes paid directly by retailers and the retailers’ fee, on a weekly basis. On a monthly basis, the Company remits amounts due to ADM. Expenses associated with providing services under these concessions principally consist of consumable costs, postage and freight, network costs, marketing and advertising of the games, cost of personnel dedicated to these activities and depreciation and amortization of tangible and intangible assets.

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

Sports Betting

The Company has a number of concessions to operate sports betting and the right to operate sports betting over the Internet. Sports betting concessions are principally composed of arrangements under which the Company collects the wagers, pays prizes and pays a percentage fee to retailers. The Company records service revenue net, equal to wagers less prizes and taxes. Expenses associated with providing services under these concessions principally consist of point of sale commissions and depreciation and amortization of tangible and intangible assets.

Commercial Services

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

Key Factors Affecting Operations and Financial Condition

The following are a description of the principal factors which have affected the Company's results of operations and financial condition for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 and/or which may affect results of operations and financial condition for future periods.

The IGT Acquisition: On April 7, 2015, the Company acquired IGT, a global leader in casino and social gaming entertainment, headquartered in Las Vegas, Nevada. The Company recorded $1.7 million and $49.4 million of professional fees and expenses related to the acquisition of IGT in 2016 and 2015, respectively, which is classified in transaction (income) expense, net in the consolidated statements of operations.

Sale of Double Down Interactive LLC: On June 1, 2017, the Company sold Double Down Interactive LLC ("DoubleDown") to DoubleU Games Co., Ltd. The $27.2 million gain on sale, net of selling costs, is classified within transaction (income) expense, net on the consolidated statement of operations. As a result of the sale, the North America Gaming and Interactive segment experienced lower service and operating income from social gaming in the second half of 2017.

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

Product Sales: The Company's product sales fluctuate from year to year due to the mix, volume and timing of the product sales transactions. In general, product sales contracts are dependent on the timing of replacement cycles. Product sales amounted to $802.4 million, $778.3 million and $711.4 million, or approximately 16.2%, 15.1% and 15.2% of total revenues, in 2017, 2016 and 2015, respectively.

Restructuring Costs: The Company has undertaken various restructuring plans, principally related to the April 2015 acquisition of IGT to eliminate redundant costs and achieve synergies across the business. The Company recorded restructuring costs associated with these plans of $39.9 million, $27.9 million and $76.9 million, in 2017, 2016 and 2015, respectively.

Incentive Payments and Shortfall Payments under Minimum Profit Contracts: The Company has two contracts (each of which is an LMA) where it has provided customers with minimum profit level guarantees (the Indiana contract and the New Jersey contract). Under these contracts, subject to certain caps, the Company may earn incentive compensation if it exceeds minimum profit level guarantees and may be required to make shortfall payments should it fail to achieve them.

In relation to the Indiana contract, the Company guaranteed a minimum profit level to the State of Indiana commencing with the contract year ending June 30, 2014. The Company recorded a reduction of service revenue of $8.0 million in 2015 in connection with the Company's performance during the fiscal year ended June 30, 2015 related to this guarantee. In 2015, the

Company and the State of Indiana renegotiated the Indiana contract which resulted in revised guarantee levels, and in consideration, the Company paid the State of Indiana $18.3 million which the Company capitalized to other non-current assets in its consolidated balance sheet and which the Company is amortizing to service revenue over the remaining contract term. The Company did not earn incentive compensation or make shortfall payments related to the guarantee in 2017 or 2016.

In relation to the New Jersey contract, the Company guaranteed a minimum profit level to the State of New Jersey commencing with the contract year ending June 30, 2014. In 2015, the Company and the State of New Jersey renegotiated the New Jersey contract which resulted in revised guarantee levels, and in consideration, the Company paid the State of New Jersey $15.4 million which the Company capitalized to other non-current assets in its consolidated balance sheet and which the Company is amortizing to service revenue over the remaining contract term. The Company earned incentive compensation of $29.0 million and $30.6 million in 2017 and 2016, respectively based on its performance for the fiscal years ended June 30, 2017 and June 30, 2016, respectively, which was recorded as service revenue in the consolidated statements of operations.

Research and Development Activities: The Company devotes substantial resources on research and development and incurred $313.1 million, $343.5 million and $277.4 million of related expenses in 2017, 2016 and 2015, respectively. As anticipated, investments in research and development increased following the April 2015 acquisition of IGT and decreased in 2017 as a result of integration efforts.

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

Revenue Recognition

The Company has two categories of revenue: service revenue and product sales.

Service revenue is derived from the following sources:

•	Operating contracts predominantly related to Italian concessions and LMAs;

•	Gaming operations arrangements where the Company provides customers with proprietary gaming equipment, systems, content licensing, and services;

•	FMCs;

•	Interactive contracts; and

•	Other professional services.

Product sales are derived from the following sources:

•	Sale of lottery terminals and gaming machines, including game content; and

•	Sale of lottery and gaming systems, including the licensing of proprietary software, and implementation services.

Revenue is recognized when all of the following conditions are met:

(i)             Persuasive evidence of an arrangement exists;
(ii)          Delivery has occurred or services have been rendered;
(iii)       The price to the customer is fixed or determinable; and
(iv)      Collectability is reasonably assured (or probable under ASC 985, Software).

Revenues are reported net of incentives, rebates, discounts and amortization of upfront payments to customers for licenses. Sales taxes, gaming taxes and other taxes of a similar nature are presented on a net basis (excluded from revenue). Amounts billed prior to completing the earnings process are deferred until revenue recognition criteria is met.

Service revenue

Service revenue is derived from the following types of arrangements:

Operating contracts

Certain of the Company’s revenue, primarily revenue from the Italy segment and to a lesser extent the North America Lottery segment, is derived from concessions or LMAs (“operating contracts”). Under operating contracts, the Company manages all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game. In arrangements where the Company is performing services on behalf of the government and the government is considered the Company’s customer, revenue is recognized net of prize payments, taxes, retailer commissions and remittances to state authorities, because the Company is acting as an agent to the authorities. In arrangements where the Company’s customers are the end players and/or retailers, the Company records revenue net of prizes and taxes only, and records the retailer commissions as a cost of service, because the Company is acting as the principal.

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

Under operating contracts, the Company is generally required to pay an upfront license fee. When such upfront payments are made to the Company’s customers, the payment is recorded as a non-current asset and amortized as a reduction of service revenue over the license term.

Gaming Operations

Gaming operations revenues are generated by providing customers with proprietary land-based gaming equipment, systems, content licensing, and services under a variety of recurring revenue arrangements, including a percentage of coin-in (amounts wagered), a percentage of net win, or a fixed daily/monthly fee.

Included in gaming operations are Wide Area Progressive (“WAP”) systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP games differ from all other games in that a

Company-sponsored progressive jackpot increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of the coin-in (amounts wagered) for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots. A portion of the total fee collected is allocated to the WAP jackpot and is recorded as a component of the cost of providing the WAP service.

Fees earned under gaming operations are recognized as revenue in the period earned and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Facilities Management Contracts

Under FMCs, the Company constructs, installs, and operates the online system. Under a typical FMC, the Company maintains ownership of the technology and facilities, and is responsible for capital investments throughout the duration of the contract. The FMCs may also include a wide range of support services. These contracts, principally in the North America Lottery segment, generally provide for a variable amount of monthly or weekly service fees paid to the Company directly from the customer based on a percentage of sales.

Fees earned under FMCs are recognized as revenue in the period earned, throughout the service period, and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

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

Other Professional Services

Product sales contracts generally include other professional services, which includes telephone support, software maintenance, hardware maintenance, the right to receive unspecified upgrades/enhancements on a when-and-if-available basis, and other professional services. Fees earned for these professional services are generally recognized as revenue in the period earned (i.e., over the support period) and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

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

System Sales (Lottery and Gaming)

System sale arrangements typically include multiple elements, where the Company constructs, sells, delivers and installs a turnkey system (inclusive of point-of-sale terminals, if applicable) or delivers equipment and licenses the computer software for a fixed price, and the customer subsequently operates the system. System sale arrangements generally include customer acceptance provisions and general rights to terminate the contract if the Company is in breach of the contract. Such arrangements include non-software elements, software, and other professional services. Amounts due to the Company and costs incurred by the Company in implementing the system prior to customer acceptance are deferred. Revenue attributable to the system is classified as product sales in the consolidated statement of operations and is recognized upon customer acceptance as long as there are no substantial doubts regarding collectability. Revenues attributable to other professional services provided subsequent to customer acceptance are classified as service revenue in the consolidated statement of operations in the period earned.

Shipping and Handling

Shipping and handling reimbursements from customers are included in product sales revenue with the associated costs included in cost of product sales.

Multiple Element Arrangements

The Company enters into multiple element arrangements in which a customer may purchase both products and services. In some scenarios, all deliverables are considered one element, while other arrangements contain multiple elements. When arrangements contain multiple elements, the Company allocates revenue to each element based on a relative selling price hierarchy. The relative selling price for each element is determined using vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

•
VSOE of selling price is based on the price charged when the element is sold separately. Establishing VSOE requires judgment to determine if there is a sufficient quantity of items sold on a stand-alone basis or if there are substantive contractual renewal rates and whether these prices demonstrate an appropriate level of concentration to conclude that VSOE exists.

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

•
BESP is established considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, and gross profit objectives. In some scenarios, contractual pricing may serve as the best estimate given the variability among jurisdictions and customers, while in other scenarios the cost for each deliverable plus a reasonable margin is used as management’s best estimate of selling price.

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

Goodwill, Intangible Assets and Long-lived Assets

The process of evaluating the potential impairment related to goodwill, intangible assets other than goodwill and long-lived assets requires the application of significant judgment. If an event occurs that would cause revisions to the estimates and assumptions used in analyzing the fair value of goodwill, intangible assets other than goodwill and long-lived assets, the revision could result in a non-cash impairment loss that could have a material impact on financial results.

Goodwill

Goodwill is tested for impairment annually at November 1 of each year, or on an interim basis if facts or circumstances indicate that it may be impaired. Goodwill is tested for impairment at the reporting unit level, which is one level below or the same level as an operating segment. The Company has four reporting units (which are equivalent to its segments) at December 31, 2017 as follows:

•	North America Gaming and Interactive

•	North America Lottery

•	International

•	Italy

In January 2017, the FASB issued ASU no. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. Given the simplified nature of the new standard, the Company adopted it prospectively on January 1, 2017 and applied the guidance to its interim and annual goodwill impairment test.

The Company's goodwill impairment test compares the fair value of a reporting unit with its carrying amount, and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

In performing the goodwill impairment test, the Company estimates the fair value of the reporting units using an income approach that analyzes projected discounted cash flows. The procedures the Company follows include, but are not limited to, the following:

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

Under the income approach, fair value of the reporting units is determined based on the present value of each unit's estimated future cash flows, discounted at an appropriate risk-adjusted rate. The Company uses internal forecasts to estimate future cash flows and estimates long-term future growth rates based on internal projections of the long-term outlook for each reporting unit. Actual results may differ from those assumed in forecasts. The discount rates are based on a weighted average cost of capital analysis computed by calculating the after-tax cost of debt and the cost of equity and then weighted based on the concluded capital structure of the respective reporting unit. The Company uses discount rates that are commensurate with the risks and uncertainty inherent in each reporting unit and in internally developed forecasts. Discount rates used in the reporting unit valuations ranged from 8.60% to 9.20%.

Estimating the fair value of reporting units requires the Company's management to use its judgment in making estimates and making forecasts that are based on a number of factors including future cash flows, growth rates, market comparables, perpetual growth rates, weighted average cost of capital, and actual operating results. As with all forecasts, it is possible that the judgments and estimates described above may change in future periods.

Interim Test

The North America Gaming and Interactive reporting unit's long-term strategy of improving content and game performance to stabilize and then grow market share has taken longer than expected. The Company had anticipated that the underperformance when compared to expectations in the first half of 2017 would be recovered in the second half of 2017 given planned market introductions of new games and hardware. However, the forecasted third quarter improvements did not fully materialize as actual results were still below expectations. The Company continues to expect improved results for the North America Gaming and Interactive reporting unit as the Company brings new games and hardware to the market and continues to expect a normalized growth rate of 3%, but from a lower base.

In light of the factors discussed above, the Company determined there was an impairment indicator for the North America Gaming and Interactive reporting unit. The Company performed an interim goodwill impairment test at September 30, 2017 for this reporting unit that resulted in a $714.0 million non-cash goodwill impairment loss with no income tax benefit to reduce the carrying amount of the North America Gaming and Interactive reporting unit to fair value. The impairment loss had no impact on the Company's operations, cash flows, ability to service debt, compliance with financial covenants, or underlying liquidity.

There were no goodwill impairment losses recorded in 2016 or 2015.

The results of the Company’s interim impairment testing were as follows ($ thousands):

	Estimated Fair Value	Carrying Amount	Deficit	%
North America Gaming and Interactive	2,810,000	3,524,000	(714,000)	(20.3)

In calculating the fair value of the North America Gaming and Interactive reporting unit using the income approach, the following estimates and assumptions were also used in the discounted cash flow analysis:

•	A normalized growth rate of 3.00% based on the estimated sustainable long-term growth rate for the reporting unit;

•	A normalized operating EBITDA margin percentage was estimated based on a review of average margins within the projection period;

•	Normalized capital expenditure requirements were estimated based on a review of historical and projected capital expenditures and typical replacement cycles; and

•	A discount rate of 8.65% based on the weighted average cost of capital.

Annual Test

At November 1, the Company performed its annual goodwill impairment test for all reporting units.

The Company performed a qualitative assessment on the North America Lottery and Italy reporting units by evaluating the significance of all identified events and circumstances, both company-specific and market/industry related to determine whether it was more likely than not that the fair value of the reporting unit was less than its carrying amount. A qualitative assessment was elected for the North America Lottery and Italy reporting units based on the prior year fair values of each respective reporting unit substantially exceeding their carrying amounts, which the Company believes to be 20% or more.
For these reporting units that were tested using only the qualitative assessment, the Company determined that the fair value of each reporting unit is more likely than not greater than the carrying amount and, as a result, quantitative analysis was not required.

The Company performed a quantitative assessment on the North America Gaming and Interactive and International reporting units which indicated that the fair values of each of the reporting units exceeded their carrying amount. A quantitative assessment was elected for the North America Gaming and Interactive reporting unit due to the interim impairment loss recognized at September 30, 2017 and for the International reporting unit because in the prior year impairment test fair value exceeded carrying amount by 11.3% which was not considered a substantial excess over carrying amount.

The annual quantitative impairment test resulted in estimated fair values being in excess of their carrying amounts by less than 5% and greater than 15% for the North America Gaming and Interactive and International reporting units, respectively.

In calculating the fair value of the reporting units using the income approach, the following estimates and assumptions were also used in the discounted cash flow analysis:

North America Gaming and Interactive

•	A normalized growth rate of 3.00% based on the estimated sustainable long-term growth rate for the reporting unit;

•	A normalized operating EBITDA margin percentage was estimated based on a review of average margins within the projection period;

•	Normalized capital expenditure requirements were estimated based on a review of historical and projected capital expenditures and typical replacement cycles; and

•	A discount rate of 8.60% based on the weighted average cost of capital.

International

•	A normalized growth rate of 3.00% based on the estimated sustainable long-term growth rate for the reporting unit;

•	A normalized operating EBITDA margin percentage was estimated based on a review of average margins within the projection period;

•	Normalized capital expenditure requirements were estimated based on a review of historical and projected capital expenditures and typical replacement cycles; and

•	A discount rate of 9.20% based on the weighted average cost of capital.

Although the estimated fair values of the reporting units were in excess of their carrying amounts, they were not substantially in excess, which the Company believes to be 20% or more. A decrease in the fair value of the respective North America Gaming and Interactive and International reporting units could potentially result in a goodwill impairment loss.

The Company performed a sensitivity analysis on the North America Gaming and Interactive reporting unit fair value calculation to assess the impact of the Tax Act. The sensitivity analysis assumed a reduced tax rate estimate based on the federal tax rate change from 35% to 21%. This resulted in a substantial increase to the fair value slightly offset by an increase to the carrying amount which increased the excess of fair value over carrying amount by more than $300 million, or greater than 10%.

Goodwill for the North America Gaming and Interactive reporting unit was $1.440 billion at December 31, 2017.

Indefinite-lived Intangible assets (other than goodwill)

The Company evaluates indefinite-lived intangible assets other than goodwill for impairment annually at November 1 and whenever events or changes in circumstances indicate impairment may exist. The Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of indefinite-lived intangible assets are less than their carrying amount and whether the quantitative analysis is necessary. The quantitative analysis compares the fair value of indefinite-lived intangible assets to their carrying amount and an impairment loss is recognized when the carrying amount exceeds the fair value. The 2017 review did not result in any impairment losses. The 2016 review resulted in impairment losses of $30.0 million in the North America Gaming and Interactive segment for certain indefinite-lived trademarks relating to the forecasted slowing of growth in the social gaming market. The 2015 review resulted in impairment losses of $9.7 million in the International segment for certain indefinite-lived trademarks.

Long-lived assets

The Company evaluates long-lived assets, including definite-lived intangible assets and other assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Events or changes in circumstances that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the overall business strategy and significant negative industry or economic trends. Impairment is recognized when the asset is not recoverable and the carrying amount of an asset exceeds its fair value as calculated on a discounted cash flow basis. The Company recorded impairment losses related to long-lived assets of $1.2 million, $7.7 million and $2.8 million in 2017, 2016 and 2015, respectively.

Litigation Provisions

From time to time, the Company is party to legal, regulatory or administrative proceedings regarding, among other matters, claims by and against the Company, injunctions by third parties arising out of the ordinary course of business and investigations and compliance inquiries related to ongoing operations. The outcome of these proceedings and similar future proceedings cannot be predicted with certainty. It is difficult to accurately estimate the outcome of any proceeding. As such, the amounts of the provision for litigation risk, which has been accrued on the basis of assessments made by external counsel, could vary significantly from the amounts which the Company would ultimately be obligated to pay or agree to pay to settle any such proceeding. In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require the Company to pay substantial monetary damages or penalties and/or incur costs which may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant concession, license, or authorization, and thereby have a material adverse effect on the consolidated results of operations, business, financial condition or prospects. At December 31, 2017 and 2016, provisions for litigation matters amounted to $4.7 million and $4.0 million, respectively.

Jackpot Accounting

The Company incurs jackpot expense and accrues jackpot liabilities with every wager on devices connected to a WAP system. Only WAP games include Company-sponsored jackpots for which the Company incurs jackpot expense. A portion of the fees paid to the Company is used for the funding and administration of Company-sponsored WAP jackpot payments.

Jackpot expense represents the estimated cost to fund jackpots and is recorded to cost of services in the consolidated statement of operations. Changes in estimates for WAP jackpot liabilities and expenses are attributable to regular analysis and evaluation of the following factors: variations in slot play; number of WAP units in service and volume of play; interest rate movements; and the size of WAP jackpots at initial setup or after a WAP jackpot is won.

The Company’s WAP jackpots are generally payable in equal annual installments over 20 to 26 years, or immediately in the case of instant wins. Winners may elect to receive a lump sum payment for the present value of the jackpot discounted at applicable interest rates in lieu of periodic annual installments. Discount rates eligible for use in the lump sum payment calculation vary by jurisdiction and are impacted by market forces and other economic conditions.

Jackpot liabilities are composed of payments due to previous winners, as well as amounts due to future winners of WAP jackpots not yet won. Liabilities due to previous winners for periodic payments are carried at the accreted cost of a qualifying U.S. government or agency annuity investment that may be purchased at the time of the WAP jackpot win. If an annuity is subsequently sold and the periodic liability is instead guaranteed by surety bonds or letters of credit, the liability initially funded by an annuity continues to accrete at the same rate. If the periodic liability is not initially funded with an annuity investment, it is discounted and accreted using the risk-free rate (i.e. treasury rate) at the time of the WAP jackpot win.

Liabilities due to future winners are recorded at the present value of the estimated amount of WAP jackpots not yet won. The Company estimates the present value of future winner liabilities using current market rates (prime, treasury, or agency, as applicable), weighted with historical lump sum payout election ratios. The most recent historical patterns indicate that approximately 90% of winners will elect the lump sum payment option. Additionally, the Company estimates the current portion of future winner liabilities based on historical experience with winner payment elections, in conjunction with the theoretical projected number of WAP jackpots.

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

Research and Development and Capitalized Software Development Costs

R&D costs incurred prior to technological feasibility are expensed as incurred. R&D costs include salaries and benefits, stock-based compensation, consultants, facilities-related costs, material costs, depreciation and travel.

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

Management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with future reversals of existing taxable temporary differences, will be sufficient to fully recover the deferred tax assets not otherwise subject to a valuation allowance. In the event that the Company determines all or part of the deferred tax assets are not realizable in the future, the Company will record an adjustment to the valuation allowance that would be charged to earnings in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of GAAP and complex tax laws.

On December 22, 2017, the Tax Act was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a federal corporate tax rate decrease from 35% to 21% for tax years beginning after December 31, 2017, the transition of U.S. international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of foreign earnings. The Company has estimated its provision for (benefit from) income taxes in accordance with the Tax Act and guidance available as of the date of this filing and as a result have recorded a $114.2 million income tax benefit in the fourth quarter of 2017, the period in which the legislation was enacted. The provisional benefit amount related to the remeasurement of certain deferred tax assets and liabilities, based on the rates at which they are expected to reverse in the future, was $174.7 million income tax benefit. The provisional amount related to the one-time transition tax on the mandatory deemed repatriation of foreign earnings was $60.5 million based on foreign earnings of $390.3 million.

On December 22, 2017, Staff Accounting Bulletin No. 118 ("SAB 118") was issued to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Act. In accordance with SAB 118, the Company has determined that the $174.7 million of the deferred income tax benefit recorded in connection with the remeasurement of certain deferred tax assets and liabilities and the $60.5 million of current income tax expense recorded in connection with the transition tax on the mandatory deemed repatriation of foreign earnings was a provisional amount and a reasonable estimate at December 31, 2017. Additional analysis is necessary for a more detailed assessment of the Company's deferred tax assets and liabilities and historic foreign earnings as well as potential correlative adjustments. Any subsequent adjustment to these amounts will be recorded to current tax expense in the quarter of 2018 when the analysis is complete.

Redeemable non-controlling interests

In March 2016, the Parent, through its subsidiary Lottomatica S.p.A. (“Lottomatica”), Italian Gaming Holding a.s. ("IGH"), Arianna 2001 and Novomatic Italia (collectively the "Members") entered into a consortium (Lottoitalia S.r.l. or "Lottoitalia") to bid on the Italian Gioco del Lotto service concession (the “Lotto Concession”). On May 16, 2016, Lottoitalia was awarded management of the Lotto Concession for a nine-year term. Under the terms of the consortium agreement, Lottomatica is the principal operating partner fulfilling the requirements of the Lotto Concession.

Ownership in Lottoitalia at December 31, 2017 and December 31, 2016 is as follows:

Name of entity	% Ownership
Lottomatica S.p.A.	61.50%
Italian Gaming Holding a.s.	32.50%
Arianna 2001	4.00%
Novomatic Italia	2.00%

The Company fully consolidates Lottoitalia as a variable interest entity due to the Company's risks and rewards of the investment and Lottoitalia's current need for funding to finance planned operations.

All annual profits of Lottoitalia are distributed to the Members within five business days of the approval of its annual financial statements. In addition, quarterly for a period of nine years beginning in 2017, Lottoitalia makes equal distributions of cash to the Members in an aggregate amount equal to that additional paid in surplus but excluding any reserves deriving from profits or retained earnings generated in previous quarters ("return of capital"). Each distribution of annual profits and return of capital will be made pro rata to the Members ownership interest in Lottoitalia.

In connection with the formation of Lottoitalia, Lottomatica entered into an agreement with IGH in May 2016, which contains the following put/call options:

•
Underperformance put option - IGH has the right, at its discretion, to sell its interest in Lottoitalia to Lottomatica in the event that Lottoitalia underperforms relative to certain thresholds related to pro forma cash from operations generated in 2017. The put option is exercisable by IGH beginning on the date of approval of Lottoitalia's financial statements for the year ending December 31, 2017 and ending 60 days thereafter.

•
Deadlock put/call option - IGH has the right, at its discretion, to sell its interest in Lottoitalia to Lottomatica and Lottomatica has a reciprocal call right, in the event of certain specified events as defined in the agreement. The put/call options expire 60 days following written notice by either party following the applicable event. The strike price of the options is determined based on a specified formula as defined in the agreement.

The Company determined that it is not currently probable that IGH's non-controlling interest will be redeemed as Lottoitalia's 2017 results indicate the underperformance put option is not exercisable and the deadlock put/call options cannot be exercised unilaterally. The Company has recorded the non-controlling interest initially at fair value and no fair value adjustments will be recorded unless it becomes probable that IGH will redeem its non-controlling interest.

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

For example, if an entity with euro functional currency recorded net revenues of €100 million for 2017 and 2016, the Company would report $120.0 million in net revenues for 2017 (using an average exchange rate of 1.20) compared to $110.0 million for 2016 (using an average exchange rate of 1.10). The constant currency presentation would translate the 2017 net revenue using the 2016 exchange rates, and indicate that the underlying net revenue on a constant currency basis were unchanged year-on-

year. The Company presents such information in order to assess how the underlying business has performed prior to the translation impact of fluctuations in foreign currency exchange rates.

Comparison of the year ended December 31, 2017 and 2016

	For the year ended
	December 31, 2017		December 31, 2016
($ thousands)	$	% of Revenue	$	% of Revenue
Service revenue	4,136,556	83.8	4,375,586	84.9
Product sales	802,403	16.2	778,310	15.1
Total revenue	4,938,959	100.0	5,153,896	100.0

Cost of services	2,553,083	51.7	2,553,479	49.5
Cost of product sales	579,431	11.7	582,358	11.3
Selling, general and administrative	816,093	16.5	945,824	18.4
Research and development	313,088	6.3	343,531	6.7
Restructuring expense	39,876	0.8	27,934	0.5
Impairment loss	715,220	14.5	37,744	0.7
Transaction (income) expense, net	(26,740)	(0.5)	2,590	0.1
Total operating expenses	4,990,051	101.0	4,493,460	87.2

Operating (loss) income	(51,092)	(1.0)	660,436	12.8

Interest income	10,436	0.2	12,840	0.2
Interest expense	(458,899)	(9.3)	(469,268)	(9.1)
Foreign exchange (loss) gain, net	(443,977)	(9.0)	101,040	2.0
Other (expense) income, net	(33,393)	(0.7)	18,365	0.4
Total non-operating expenses	(925,833)	(18.7)	(337,023)	(6.5)

(Loss) income before (benefit from) provision for income taxes	(976,925)	(19.8)	323,413	6.3

(Benefit from) provision for income taxes	(29,414)	(0.6)	59,206	1.1

Net (loss) income	(947,511)	(19.2)	264,207	5.1

Less: Net income attributable to non-controlling interests	55,400	1.1	45,413	0.9
Less: Net income attributable to redeemable non-controlling interests	65,665	1.3	7,457	0.1
Net (loss) income attributable to IGT PLC	(1,068,576)	(21.6)	211,337	4.1

Service revenue

	For the year ended
	December 31,		Change
($ thousands)	2017	2016	$	%
North America Gaming and Interactive	780,633	975,206	(194,573)	(20.0)
North America Lottery	1,093,048	1,128,306	(35,258)	(3.1)
International	557,049	512,668	44,381	8.7
Italy	1,703,901	1,759,843	(55,942)	(3.2)
Operating Segments	4,134,631	4,376,023	(241,392)	(5.5)
Corporate Support	1,203	—	1,203	-
Purchase accounting	722	(437)	1,159	> 200.0
	4,136,556	4,375,586	(239,030)	(5.5)

The following table sets forth changes in service revenue in 2017 compared to 2016:

	Change			Constant
	Constant	Foreign		Currency
($ thousands)	Currency	Currency	$	Change %
North America Gaming and Interactive	(194,458)	(115)	(194,573)	(19.9)
North America Lottery	(35,865)	607	(35,258)	(3.2)
International	47,382	(3,001)	44,381	9.2
Italy	(108,838)	52,896	(55,942)	(6.5)
Operating Segments	(291,779)	50,387	(241,392)	(6.8)
Corporate Support	1,203	—	1,203	-
Purchase accounting	1,159	—	1,159	> 200.0
	(289,417)	50,387	(239,030)	(6.8)

Information on the key performance drivers related to service revenues for each of the Company's operating segments is provided in the Operating Segment Results section of this report.

Product sales

	For the year ended
	December 31,		Change
($ thousands)	2017	2016	$	%
North America Gaming and Interactive	377,065	398,248	(21,183)	(5.3)
North America Lottery	92,174	65,269	26,905	41.2
International	332,015	314,637	17,378	5.5
Italy	1,149	1,295	(146)	(11.3)
Operating Segments	802,403	779,449	22,954	2.9
Purchase accounting	—	(1,139)	1,139	100.0
	802,403	778,310	24,093	3.1

 The following table sets forth changes in product sales in 2017 compared to 2016:

	Change			Constant
	Constant	Foreign		Currency
($ thousands)	Currency	Currency	$	Change %
North America Gaming and Interactive	(21,958)	775	(21,183)	(5.5)
North America Lottery	26,075	830	26,905	40.0
International	11,198	6,180	17,378	3.6
Italy	(154)	8	(146)	(11.9)
Operating Segments	15,161	7,793	22,954	1.9
Purchase accounting	1,139	—	1,139	100.0
	16,300	7,793	24,093	2.1

Information on the key performance drivers related to product sales for each of the Company's operating segments is provided in the Operating Segment Results section of this report.

Operating expenses

	For the year ended December 31,			Change
($ thousands)	2017	2016	Change	Constant currency	Foreign currency	Total
Cost of services	2,553,083	2,553,479	(396)	(37,368)	36,972	(396)
Cost of product sales	579,431	582,358	(2,927)	(5,652)	2,725	(2,927)
Selling, general and administrative	816,093	945,824	(129,731)	(135,273)	5,542	(129,731)
Research and development	313,088	343,531	(30,443)	(32,758)	2,315	(30,443)
Restructuring expense	39,876	27,934	11,942	11,743	199	11,942
Impairment loss	715,220	37,744	677,476	677,415	61	677,476
Transaction (income) expense, net	(26,740)	2,590	(29,330)	(29,315)	(15)	(29,330)
Total operating expenses	4,990,051	4,493,460	496,591	448,792	47,799	496,591

	Constant Currency Change in Operating Expenses
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Corporate Support	Purchase Accounting	Total
Cost of services	(33,061)	(21,124)	32,918	26,604	(6,353)	(36,352)	(37,368)
Cost of product sales	(26,053)	22,528	28,994	(883)	984	(31,222)	(5,652)
Selling, general and administrative	(67,310)	3,346	(21,495)	(9,589)	(23,314)	(16,911)	(135,273)
Research and development	(21,144)	(1,208)	(2,111)	(5,505)	(1,737)	(1,053)	(32,758)
Restructuring expense	156	—	3	—	11,584	—	11,743
Impairment loss	—	(2,307)	(4,278)	—	—	684,000	677,415
Transaction (income) expense, net	—	—	—	—	(29,315)	—	(29,315)
	(147,412)	1,235	34,031	10,627	(48,151)	598,462	448,792

Information on the material changes in operating expenses on a constant currency basis for each of the Company's operating segments are discussed in the Operating Segment Results section of this report.

Information on the material changes in operating expenses for Corporate Support and Purchase Accounting on a constant currency basis are as follows:

Corporate Support

•
A decrease in selling, general and administrative expense of $23.3 million, principally due to the January 2017 sale of a pre-merger IGT receivable for $17.9 million that was substantially fully reserved at the date of acquisition in April 2015.

•
A decrease in transaction (income) expense, net of $29.3 million, principally due to the June 2017 sale of DoubleDown. The Company received cash consideration of $825.8 million ($823.8 million net of cash divested) and recognized a gain on the sale of $27.2 million, net of selling costs.

Purchase Accounting

•	An increase in purchase accounting of $598.5 million, principally due to:

◦	a $714.0 million impairment loss in the North America Gaming and Interactive segment as discussed in the Critical Accounting Estimates section, partially offset by;

◦	the absence of the prior year impairment loss of $30.0 million for certain indefinite-lived trademarks in the North America Gaming and Interactive segment; and

◦	a decrease in depreciation and amortization of $43.3 million from DoubleDown that was principally associated with the June 2017 sale of DoubleDown.

Operating (loss) income

	For the year ended
	December 31,		Change
($ thousands)	2017	2016	$	%
North America Gaming and Interactive	278,963	349,275	(70,312)	(20.1)
North America Lottery	289,025	299,182	(10,157)	(3.4)
International	163,799	142,200	21,599	15.2
Italy	478,540	583,504	(104,964)	(18.0)
Operating Segments	1,210,327	1,374,161	(163,834)	(11.9)
Corporate support	(197,089)	(245,600)	48,511	19.8
Purchase accounting	(1,064,330)	(468,125)	(596,205)	(127.4)
	(51,092)	660,436	(711,528)	(107.7)

The following table sets forth changes in operating (loss) income for 2017 compared to 2016 on a constant currency basis:

	Change			Constant
	Constant	Foreign		Currency
($ thousands)	Currency	Currency	$	Change %
North America Gaming and Interactive	(68,993)	(1,319)	(70,312)	(19.8)
North America Lottery	(11,026)	869	(10,157)	(3.7)
International	24,544	(2,945)	21,599	17.3
Italy	(119,620)	14,656	(104,964)	(20.5)
Operating Segments	(175,095)	11,261	(163,834)	(12.7)
Corporate support	49,351	(840)	48,511	20.1
Purchase accounting	(596,164)	(41)	(596,205)	(127.4)
	(721,908)	10,380	(711,528)	(109.3)

Information on the key performance drivers related to each of the Company's operating segments is provided in the Operating Segment Results section of this report.

Operating expense related to Corporate support decreased by $49.4 million compared to 2016, principally due to the $27.2 million gain on the June 2017 sale, net of selling costs, of DoubleDown and a reduction of selling, general and administrative expense of $17.9 million associated with the January 2017 sale of a pre-merger IGT receivable that was substantially fully reserved at the date of acquisition.

Operating expense related to purchase accounting increased by $596.2 million compared to 2016, principally due to the $714.0 million impairment loss in the North America Gaming and Interactive segment, partially offset by the absence of the prior year impairment loss of $30.0 million for certain indefinite lived trademarks in the North America Gaming and Interactive segment and a decrease in depreciation and amortization of $43.3 million from DoubleDown, principally associated with the June 2017 sale of DoubleDown.

Restructuring expense

The Company has undertaken various restructuring plans, principally related to the April 2015 acquisition of IGT to eliminate redundant costs and achieve synergies across the business. The Company recorded restructuring costs associated with these plans of $39.9 million and $27.9 million in 2017 and 2016, respectively.

Transaction (income) expense, net

	For the year ended
	December 31,		Change
($ thousands)	2017	2016	$	%
Gain on sale of DoubleDown, net of selling costs	(27,232)	—	(27,232)	-
Other transaction costs	492	2,590	(2,098)	(81.0)
	(26,740)	2,590	(29,330)	> 200.0

The Company received cash consideration of $825.8 million ($823.8 million net of cash divested) and recognized a gain of $27.2 million in connection with the June 2017 sale of DoubleDown.

Interest expense

	For the year ended
	December 31,		Change
($ thousands)	2017	2016	$	%
Senior Secured Notes	(389,879)	(391,790)	(1,911)	(0.5)
Revolving Credit Facilities	(34,984)	(42,179)	(7,195)	(17.1)
Term Loan Facilities	(23,567)	(19,100)	4,467	23.4
Other	(10,469)	(16,199)	(5,730)	(35.4)
	(458,899)	(469,268)	(10,369)	(2.2)

Interest expense in 2017 decreased by $10.4 million, or 2.2% compared to 2016, principally driven by the decrease in the Revolving Credit Facilities outstanding following the June 2017 sale of DoubleDown.

Foreign exchange gain (loss), net

The Company recorded foreign exchange losses, net of $444.0 million in 2017 and foreign exchange gains, net of $101.0 million in 2016, both of which are principally non-cash and relate to fluctuations in the euro to U.S. dollar exchange rate on euro denominated debt.

Other (expense) income, net

The components of other (expense) income, net are as follows:

	For the year ended
	December 31,		Change
($ thousands)	2017	2016	$	%
Debt related transactions	(31,593)	(5,220)	(26,373)	> 200.0
Gain on sale of available-for-sale investment	—	20,365	(20,365)	(100.0)
Other	(1,800)	3,220	(5,020)	(155.9)
	(33,393)	18,365	(51,758)	> 200.0

In June 2017, the Company offered to purchase any and all of its $500.0 million 7.500% Senior Secured Notes due 2019 and the Company purchased $355.7 million of these notes for total consideration, excluding interest, of $393.5 million. The Company recorded a $25.7 million loss on early extinguishment of debt in connection with the purchase.

 Provision for income taxes

	For the year ended
	December 31,
($ thousands, except percentages)	2017	2016
(Benefit from) provision for income taxes	(29,414)	59,206
(Loss) income before provision for income taxes	(976,925)	323,413
Effective income tax rate	3.0%	18.3%

The Company’s effective income tax rate was 3.0% in 2017 as compared to 18.3% in 2016. The principal drivers of the change were capital gains taxes incurred on the June 2017 sale of DoubleDown, a net increase in valuation allowances in U.K. and foreign jurisdictions, and impairment loss incurred with no associated tax benefit, partially offset by a favorable net tax benefit recorded related to the provisions of the Tax Act.

Operating Segment Results

The following section sets forth an overview of the Company's revenue, operating expenses and operating income by operating segment.

North America Gaming and Interactive segment

Revenue in the North America Gaming and Interactive segment in 2017 decreased by $215.8 million, or 15.7% compared to 2016. At constant currency, revenue decreased by $216.4 million, or 15.8% compared to 2016.

Service revenue

Service revenue in the North America Gaming and Interactive segment in 2017 decreased by $194.6 million, or 20.0% compared to 2016. At constant currency, service revenue decreased by $194.5 million, or 19.9% compared to 2016.

The following table sets forth changes in service revenue for 2017 compared to 2016:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change
Social Gaming	(167,016)	(565)	(167,581)
Machine revenue	(37,321)	424	(36,897)
Other	9,879	26	9,905
	(194,458)	(115)	(194,573)

The principal drivers of the $194.5 million constant currency decrease in service revenue were as follows:

•
A decrease of $167.0 million in Social Gaming associated with a decrease in service revenue of $149.2 million related to the June 2017 sale of DoubleDown, along with a decrease in service revenue from a lower volume of chips wagered; and

•
A decrease of $37.3 million in Machine revenue principally associated with a 6.8% decrease in the casino installed base (24,472 machines installed at December 31, 2016 compared to 22,807 machines installed at December 31, 2017) and a decrease in the average yield.

Product sales

Product sales in the North America Gaming and Interactive segment in 2017 decreased by $21.2 million, or 5.3% compared to 2016. At constant currency, product sales decreased by $22.0 million, or 5.5% compared to 2016.

The following table sets forth changes in product sales for 2017 compared to 2016:

	Product Sales Change
($ thousands)	Constant Currency	Foreign Currency	Change
Gaming machine sales	(5,879)	283	(5,596)
Non-machine sales	(16,079)	492	(15,587)
	(21,958)	775	(21,183)

The principal drivers of the $22.0 million constant currency decrease in product sales were as follows:

•	A decrease of $5.9 million in Gaming machine sales principally associated with 1,665 fewer machines sold in 2017 than 2016; and

•	A decrease of $16.1 million in Non-machine sales driven by significant system related and intellectual property sales in 2016 that did not recur in 2017.

Segment operating expenses

The material changes in operating expenses in the North America Gaming and Interactive segment on a constant currency basis are as follows:

•
A decrease in cost of services of $33.1 million, due to a decrease of $59.7 million from DoubleDown, principally associated with the June 2017 sale of DoubleDown, partially offset by an increase of $26.6 million principally related to:

◦
Costs of $10.3 million associated with the agreement the Company entered into with DoubleU Games Co., Ltd. ("DoubleU") to enable DoubleU to offer the Company's extensive casino game library on DoubleU’s combined social casino platforms, in exchange for ongoing royalties to the Company; and

◦	Costs of $12.3 million to grow and sustain the premium installed base, including higher than average jackpot expense.

•	A decrease in cost of product sales of $26.1 million, principally due to the decrease in product sales of $22.0 million and change in product mix.

•	A decrease in selling, general and administrative expense of $67.3 million, principally due to:

◦	A decrease of $43.5 million from DoubleDown, principally associated with the June 2017 sale of DoubleDown; and

◦	A decrease of $23.8 million driven by:

▪	A decrease of $11.3 million in performance based compensation; and

▪	A decrease of $8.7 million related to a planned decrease in payroll related costs.

•
A decrease in research and development of $21.1 million, due to a decrease of $16.5 million from DoubleDown, principally associated with the June 2017 sale of DoubleDown, along with a decrease of $7.3 million in performance based compensation.

Segment operating income

Operating income in the North America Gaming and Interactive segment in 2017 decreased by $70.3 million, or 20.1% ($69.0 million, or 19.8% on a constant currency basis) compared to 2016, while segment operating margin decreased from 25.4% in 2016 to 24.1% in 2017, principally due to the product sales versus service revenue margin mix.

The principal driver of the $69.0 million constant currency decrease in segment operating income was the $47.4 million decrease in operating income related to DoubleDown, principally related to the June 2017 sale of DoubleDown.

North America Lottery segment

Revenue in the North America Lottery segment in 2017 decreased by $8.4 million, or 0.7% compared to 2016, driven by a $35.3 million decrease in service revenue partially offset by a $26.9 million increase in product sales. At constant currency, revenue in 2017 decreased by $9.8 million, or 0.8% compared to 2016.

Service revenue

Service revenue in the North America Lottery segment in 2017 decreased by $35.3 million, or 3.1% ($35.9 million, or 3.2% at constant currency) compared to 2016.

The following table sets forth changes in service revenue for 2017 compared to 2016:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change
Lottery	(22,116)	13	(22,103)
Lottery Management Services	(16,958)	—	(16,958)
Machine revenue	(374)	(1)	(375)
Other	3,583	595	4,178
	(35,865)	607	(35,258)

The principal drivers of the $35.9 million constant currency decrease in service revenue were as follows:

•
A decrease in Lottery service revenue of $22.1 million, principally driven by lower service revenue related to the record multi-state jackpot activity in 2016, partially offset by an increase in same store revenue (revenue from existing customers as opposed to new customers) of 5.1% from an increase in instant tickets and other draw-based games; and

•
A decrease in Lottery Management Services revenues of $17.0 million in 2017, primarily related to a decrease in pass- through service revenue related to reimbursable expenses, and a $1.7 million decrease in incentives from the Company's New Jersey contract.

Product sales

Product sales in the North America Lottery segment in 2017 increased by $26.9 million, or 41.2% ($26.1 million or 40.0% at constant currency) compared to 2016.

The following table sets forth changes in product sales for 2017 compared to 2016:

	Product Sales Change
($ thousands)	Constant Currency	Foreign Currency	Change
Lottery	13,955	598	14,553
Gaming	12,120	232	12,352
	26,075	830	26,905

The principal drivers of the $26.1 million constant currency increase in product sales were as follows:

•	An increase in Lottery product sales of $14.0 million driven primarily by terminal sales in Canada and instant ticket printing sales; and

•	An increase in Gaming product sales of $12.1 million driven by system and related hardware sales in Canada and Oregon.

Segment operating expenses

 The material changes in operating expenses in the North America Lottery segment on a constant currency basis are as follows:

•	A decrease in cost of services of $21.1 million, principally due to the decrease in service revenue of $35.9 million; and

•	An increase in cost of product sales of $22.5 million, principally due to the $26.1 million increase in product sales.

Segment operating income

Operating income in the North America Lottery segment in 2017 decreased by $10.2 million, or 3.4% ($11.0 million, or 3.7% on a constant currency basis) compared to 2016, while segment operating margin decreased from 25.1% in 2016 to 24.4% in 2017.

The principal drivers of the $11.0 million constant currency decrease in segment operating income was the decrease in service revenue related to lower multi-state jackpot activity in 2017, partially offset by a decrease in depreciation and amortization of $14.5 million driven by contract extensions with several customers in the United States.

International segment

Revenue in the International segment in 2017 increased by $61.8 million, or 7.5% compared to 2016. At constant currency, revenue increased by $58.6 million, or 7.1%.

Service revenue

Service revenue in the International segment in 2017 increased by $44.4 million, or 8.7% ($47.4 million or 9.2% at constant currency) compared to 2016.

The following table sets forth changes in service revenue for 2017 compared to 2016:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change
Lottery	23,615	(5,078)	18,537
Gaming	16,867	(47)	16,820
Other	6,900	2,124	9,024
	47,382	(3,001)	44,381

The principal drivers of the $47.4 million constant currency increase in service revenue were as follows:

•
An increase of $23.6 million in Lottery service revenue driven by a $23.0 million increase in service revenue from a customer in central Europe principally related to the achievement of certain contractual milestones.

•	An increase of $16.9 million in Gaming service revenue principally associated with:

◦	An increase of $13.0 million from VLT software service revenue from a customer in central Europe principally related to the achievement of certain contractual milestones;

◦	An increase of $6.6 million from the launch of the Greece VLT program; and

◦	A decrease of $2.6 million associated with conversion sales principally to customers in Europe.

Product sales

Product sales in the International segment in 2017 increased by $17.4 million, or 5.5% ($11.2 million, or 3.6% at constant currency) compared to 2016.

The following table sets forth changes in product sales for 2017 compared to 2016:

	Product Sales Change
($ thousands)	Constant Currency	Foreign Currency	Change
Lottery	14,703	983	15,686
Gaming machine	(3,493)	3,765	272
Other	(12)	1,432	1,420
	11,198	6,180	17,378

The principal drivers of the $11.2 million constant currency increase in product sales were an increase of $14.7 million in Lottery principally associated with an $8.2 million increase in Europe and a $5.8 million increase in Latin America.

Segment operating expenses

The material changes in operating expenses in the International segment on a constant currency basis are as follows:

•
An increase in cost of services of $32.9 million, principally due to the $47.4 million increase in service revenues and a $15.9 million increase in depreciation and amortization expense, partially offset by a decrease in costs related to the exit of certain interactive contracts.

•	An increase in cost of product sales of $29.0 million, principally due to an increase in delivery costs principally related to product sales to customers in Greece, Germany and Argentina.

•	A decrease in selling, general and administrative of $21.5 million, principally due to cost savings initiatives and a decrease in incentive based compensation of $8.2 million.

Segment operating income

Operating income in the International segment in 2017 increased by $21.6 million, or 15.2% (an increase of $24.5 million, or 17.3% on a constant currency basis) compared to 2016, while segment operating margin increased from 17.2% in 2016 to 18.4% in 2017.

The principal drivers of the $24.5 million constant currency increase in segment operating income were as follows:

•
An increase of $21.5 million related to the decrease in selling, general and administrative costs principally due to actions taken to reduce costs and a decrease in incentive based compensation of $8.2 million;

•	An increase of $14.5 million associated with the $47.4 million constant currency increase in service revenue.

•	An increase of $4.3 million related to the absence of the prior year impairment loss; and

•
A decrease of $17.8 million associated with product sales, due principally to product mix, and an increase in delivery costs principally related to product sales to customers in Greece, Germany and Argentina.

Italy segment

Service revenues

Service revenue in the Italy segment in 2017 decreased by $55.9 million, or 3.2% compared to 2016. The components of service revenue in the Italy segment in 2017 and 2016 are as follows:

	For the year ended
	December 31,		Change
($ thousands)	2017	2016	$	%
Service revenue
Lotto	418,043	550,649	(132,606)	(24.1)
Instant tickets	303,605	289,792	13,813	4.8
Lottery	721,648	840,441	(118,793)	(14.1)
Machine Gaming	652,548	626,371	26,177	4.2
Commercial Services	130,273	126,854	3,419	2.7
Sports Betting	146,021	118,243	27,778	23.5
Interactive Gaming	53,411	47,934	5,477	11.4
	1,703,901	1,759,843	(55,942)	(3.2)

The following table sets forth changes in service revenue for 2017 compared to 2016:

	Service Revenue Change			Constant
	Constant	Foreign		Currency
($ thousands)	Currency	Currency	Change	Change %
Lotto	(145,334)	12,728	(132,606)	(26.4)
Instant tickets	4,503	9,310	13,813	1.6
Lottery	(140,831)	22,038	(118,793)	(16.8)
Machine Gaming	6,878	19,299	26,177	1.1
Commercial Services	(355)	3,774	3,419	(0.3)
Sports Betting	21,593	6,185	27,778	18.3
Interactive Gaming	3,877	1,600	5,477	8.1
	(108,838)	52,896	(55,942)	(6.2)

The constant currency movements in service revenue for each of the core activities within the Italy segment are discussed below.

Lotto

At constant currency, Lotto service revenue in 2017 decreased by $145.3 million or 26.4% compared to 2016, due principally to $85.6 million of service revenue amortization associated with the €770.0 million upfront payment related to the new Lotto concession in 2016, a reduction in the fee earned (which is a fixed percentage of wagers under the new concession) and a decrease in wagers for late numbers (one of the 90 numbers of the Lotto game in Italy that has not been drawn for 100 drawings), partially offset by a 9.4% increase in 10eLotto wagers, as shown in the table below:

	For the year ended
	December 31,		Change
(€ millions)	2017	2016	Wagers	%
10eLotto wagers	5,160	4,716	444	9.4
Core wagers	2,011	2,227	(216)	(9.7)
Wagers for late numbers	310	1,150	(840)	(73.0)
	7,481	8,093	(612)	(7.6)

Instant tickets

At constant currency, Instant ticket service revenue in 2017 increased by $4.5 million, or 1.6%, compared to 2016, principally due to a 3.1% increase in the number of tickets sold which was partially offset by a 1.6% decrease in the average price point (the average value of the ticket sold), as detailed below.

	For the year ended
	December 31,		Change
	2017	2016	Amount	%
Total sales (in millions)	€9,065	€8,935	€130	1.5
Total tickets sold (in millions)	1,820	1,766	54	3.1
Average price point	€4.98	€5.06	€(0.08)	(1.6)

Machine Gaming

At constant currency, Machine Gaming service revenue in 2017 increased by $6.9 million, or 1.1% compared to 2016. Increased vertical integration in 2017 drove increased service revenues, which were almost fully offset by the 1.6% decrease in total machine gaming wagers (as shown in the table below) and an increase in gaming machine taxes that went into effect at the end of April 2017.

	For the year ended
	December 31,		Change
(€ millions)	2017	2016	Amount	%
VLT wagers	5,543	5,460	83	1.5
AWP wagers	3,949	4,188	(239)	(5.7)
Total wagers	9,492	9,648	(156)	(1.6)

(Installed at the end of December)
VLTs installed (B2C)	10,985	11,036	(51)	(0.5)
VLTs installed (B2B)	8,592	8,840	(248)	(2.8)
AWPs installed	56,590	58,937	(2,347)	(4.0)
Total machines installed	76,167	78,813	(2,646)	(3.4)

Total wagers and machines installed correspond to the management of VLTs and AWPs under the Company's concessions.

Commercial Services

At constant currency, Commercial Services service revenue in 2017 decreased by $0.4 million, or 0.3% compared to 2016, principally due to a decrease in the number of transactions processed.

Sports Betting

At constant currency, Sports Betting service revenue in 2017 increased by $21.6 million, or 18.3% compared to 2016, principally due to a 12.2% increase in wagers in 2017 compared to 2016 along with a decrease in the payout as shown in the table below. Network optimization and higher levels of online play drove the increase in wagers.

	For the year ended
	December 31,		Change
(€ millions)	2017	2016	Wagers	%
Fixed odds sports betting and other wagers	959	855	104	12.2
Sports Betting payout	82.7%	84.0%

Interactive Gaming

At constant currency, Interactive Gaming service revenue in 2017 increased by $3.9 million, or 8.1% compared to 2016, driven by a 5.2% increase in interactive game wagers as shown in the table below.

	For the year ended
	December 31,		Change
(€ millions)	2017	2016	Wagers	%
Interactive game wagers	1,745	1,659	86	5.2

 Segment operating expenses

The material changes in operating expenses in the Italy segment on a constant currency basis are as follows:

•	An increase in cost of services of $26.6 million, principally due to:

◦	An increase of $18.2 million related to Instant Tickets principally associated with a VAT reduction on instant tickets in 2016 that did not recur;

◦	An increase of $10.3 million in costs related to Machine Gaming, principally associated with the constant currency increase in AWP machine gaming service revenue; and

◦	A decrease of $8.1 million related to Sport Betting principally associated with a decrease of $11.9 million in depreciation and amortization related to fully depreciated assets.

Segment operating income

Operating income in the Italy segment in 2017 decreased by $105.0 million, or 18.0% compared to 2016, while segment operating margin amounted to 28.1% and 33.1% in 2017 and 2016, respectively.

The $119.6 million constant currency decrease in operating income in the Italy segment in 2017 was principally driven by the $145.3 million decrease in Lotto service revenue, partially offset by a $30.5 million increase in operating income from Sports Betting driven by the $21.6 million increase in Sports Betting service revenues and the $11.9 million decrease in Sports Betting depreciation and amortization.

Comparison of the year ended December 31, 2016 and 2015

	For the year ended
	December 31, 2016		December 31, 2015
		% of		% of
($ thousands)	$	Revenue	$	Revenue
Service revenue	4,375,586	84.9	3,977,693	84.8
Product sales	778,310	15.1	711,363	15.2
Total revenue	5,153,896	100.0	4,689,056	100.0

Cost of services	2,553,479	49.5	2,417,315	51.6
Cost of product sales	582,358	11.3	520,343	11.1
Selling, general and administrative	945,824	18.4	795,252	17.0
Research and development	343,531	6.7	277,401	5.9
Restructuring expense	27,934	0.5	76,896	1.6
Impairment loss	37,744	0.7	12,497	0.3
Transaction expense, net	2,590	0.1	49,396	1.1
Total operating expenses	4,493,460	87.2	4,149,100	88.5

Operating income	660,436	12.8	539,956	11.5

Interest income	12,840	0.2	17,681	0.4
Interest expense	(469,268)	(9.1)	(457,984)	(9.8)
Foreign exchange gain, net	101,040	2.0	5,611	0.1
Other income (expense), net	18,365	0.4	(122,295)	(2.6)
Total non-operating expenses	(337,023)	(6.5)	(556,987)	(11.9)

Income (loss) before income taxes	323,413	6.3	(17,031)	(0.4)

Provision for income taxes	59,206	1.1	38,896	0.8

Net income (loss)	264,207	5.1	(55,927)	(1.2)

Less: Net income attributable to non-controlling interests	45,413	0.9	19,647	0.4
Less: Net income attributable to redeemable non-controlling interests	7,457	0.1	—	—

Net income (loss) attributable to IGT PLC	211,337	4.1	(75,574)	(1.6)

Service revenue

	For the year ended
	December 31,		Change
($ thousands)	2016	2015	$	%
North America Gaming and Interactive	975,206	780,169	195,037	25.0
North America Lottery	1,128,306	992,684	135,622	13.7
International	512,668	512,014	654	0.1
Italy	1,759,843	1,702,184	57,659	3.4
Operating Segments	4,376,023	3,987,051	388,972	9.8
Purchase accounting	(437)	(9,358)	8,921	95.3
	4,375,586	3,977,693	397,893	10.0

The following table sets forth changes in service revenue in 2016 compared to 2015:

	Change			Constant
	Constant	Foreign		Currency
($ thousands)	Currency	Currency	$	Change %
North America Gaming and Interactive	195,601	(564)	195,037	25.1
North America Lottery	135,780	(158)	135,622	13.7
International	32,679	(32,025)	654	6.4
Italy	59,904	(2,245)	57,659	3.5
Operating Segments	423,964	(34,992)	388,972	10.6
Purchase accounting	8,921	—	8,921	(95.3)
	432,885	(34,992)	397,893	10.9

Information on the key performance drivers related to service revenues is provided in the Operating Segment Results section of this report.

Product sales

	For the year ended
	December 31,		Change
($ thousands)	2016	2015	$	%
North America Gaming and Interactive	398,248	321,624	76,624	23.8
North America Lottery	65,269	52,986	12,283	23.2
International	314,637	341,064	(26,427)	(7.7)
Italy	1,295	1,872	(577)	(30.8)
Operating Segments	779,449	717,546	61,903	8.6
Purchase accounting	(1,139)	(6,183)	5,044	81.6
	778,310	711,363	66,947	9.4

The following table sets forth changes in product sales in 2016 compared to 2015:

	Change			Constant
	Constant	Foreign		Currency
($ thousands)	Currency	Currency	$	Change %
North America Gaming and Interactive	76,774	(150)	76,624	23.9
North America Lottery	12,318	(35)	12,283	23.2
International	(25,738)	(689)	(26,427)	(7.5)
Italy	(574)	(3)	(577)	(30.7)
Operating Segments	62,780	(877)	61,903	8.7
Purchase accounting	5,044	—	5,044	0.8
	67,824	(877)	66,947	9.5

Product sales fluctuate from period to period due to the mix, volume and timing of product sales transactions.

Information on the key performance drivers related to product sales is provided in the Operating Segment Results.

Operating expenses

	For the year ended December 31,			Change
($ thousands)	2016	2015	Change	Impact of IGT Acquisition	Constant currency	Foreign currency	Total
Cost of services	2,553,479	2,417,315	136,164	140,214	12,034	(16,084)	136,164
Cost of product sales	582,358	520,343	62,015	100,107	(33,727)	(4,365)	62,015
Selling, general and administrative	945,824	795,252	150,572	125,605	36,179	(11,212)	150,572
Research and development	343,531	277,401	66,130	58,326	12,693	(4,889)	66,130
Restructuring expense	27,934	76,896	(48,962)	—	(48,984)	22	(48,962)
Impairment loss	37,744	12,497	25,247	—	25,391	(144)	25,247
Transaction expense, net	2,590	49,396	(46,806)	—	(46,875)	69	(46,806)
Total Operating Expenses	4,493,460	4,149,100	344,360	424,252	(43,289)	(36,603)	344,360

	Constant Currency Change in Operating Expenses (excluding IGT acquisition)
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Corporate Support	Purchase Accounting	Total
Cost of services	(5,557)	4,322	(7,117)	11,138	6,654	2,594	12,034
Cost of product sales	(3,314)	10,494	(32,961)	(221)	(352)	(7,373)	(33,727)
Selling, general and administrative	(2,286)	4,349	(2,497)	10,701	27,286	(1,374)	36,179
Research and development	(7,234)	3,859	13,526	5,200	(2,458)	(200)	12,693
Restructuring expense	—	—	—	—	(48,984)	—	(48,984)
Impairment loss	—	3,551	1,530	—	(9,690)	30,000	25,391
Transaction expense, net	—	—	—	—	(46,875)	—	(46,875)
	(18,391)	26,575	(27,519)	26,818	(74,419)	23,647	(43,289)

The material changes in operating expenses on a constant currency basis, excluding the additional quarter of operations from the April 2015 acquisition of IGT, are as follows:

International

•	A decrease in cost of product sales of $33.0 million, principally due to the decrease in lottery product sales of $43.5 million, as more fully described in the operating income section of this report.

Corporate Support

•	An increase in selling, general and administrative expense of $27.3 million, principally due to:

◦	An increase of $11.1 million in cost related to the sale of trade and other receivables on a non-recourse basis; and

◦	An increase of $8.2 million in audit and compliance fees in connection with the Company becoming an SEC registrant and implementing Section 404 of the Sarbanes-Oxley Act.

•	A decrease in restructuring expense of $49.0 million, principally due to the winding down of restructuring activities related to the April 2015 acquisition of IGT.

•	A decrease in Transaction expense, net of $46.9 million, principally due to the absence of costs in 2016 related to the April 2015 acquisition of IGT.

Purchase Accounting

•	An increase of $23.6 million in purchase accounting, principally due to:

◦
An increase of $30.0 million in the North America Gaming and Interactive segment in 2016 for impairment losses related to certain indefinite lived trademarks relating to the expected slowing of growth in the social gaming market; and

◦	A decrease of $6.4 million in depreciation and amortization of acquired tangible and intangible assets.

Segment operating income

	For the year ended
	December 31,		Change
($ thousands)	2016	2015	$	%
North America Gaming and Interactive	349,275	295,531	53,744	18.2
North America Lottery	299,182	181,813	117,369	64.6
International	142,200	164,190	(21,990)	(13.4)
Italy	583,504	555,223	28,281	5.1
Operating Segments	1,374,161	1,196,757	177,404	14.8
Corporate support	(245,600)	(292,371)	46,771	16.0
Purchase accounting	(468,125)	(364,430)	(103,695)	(28.5)
	660,436	539,956	120,480	22.3

The following table sets forth changes in operating (loss) income for 2016 compared to 2015 on a constant currency basis:

	Change			Constant
	Constant	Foreign		Currency
($ thousands)	Currency	Currency	$	Change %
North America Gaming and Interactive	42,023	11,721	53,744	13.0
North America Lottery	116,524	845	117,369	64.0
International	(3,824)	(18,166)	(21,990)	(1.6)
Italy	28,634	(353)	28,281	5.6
Operating Segments	183,357	(5,953)	177,404	15.3
Corporate support	41,477	5,294	46,771	14.2
Purchase accounting	(104,065)	370	(103,695)	(28.6)
	120,769	(289)	120,480	22.4

Information on the key performance drivers related to operating income is provided in the Operating Segment Results section.

Operating expense related to Corporate support decreased by $46.8 million in 2016 compared to 2015, principally due to a reduction in restructuring expense of $49.0 million related to the winding down of integration activities associated with the IGT acquisition and a reduction in transaction expense, net of $46.8 million principally associated with the IGT acquisition, partially offset by an increase in selling, general and administrative expense of $52.7 million due in part to one additional quarter of operations in 2016 from the April 2015 acquisition of IGT.

Transaction expense, net

	For the year ended
	December 31,		Change
($ thousands)	2016	2015	$	%
IGT acquisition costs	1,700	49,396	(47,696)	(96.6)
Other transaction costs	890	—	890	-
	2,590	49,396	(46,806)	(94.8)

The Company incurred $1.7 million and $49.4 million of professional fees and expenses related to the April 2015 acquisition of IGT in 2016 and 2015, respectively.

Interest expense

	For the year ended
	December 31,		Change
($ thousands)	2016	2015	$	%
Senior Secured Notes	(391,790)	(345,592)	46,198	13.4
Revolving Credit Facilities	(42,179)	(47,789)	(5,610)	(11.7)
Term Loan Facilities	(19,100)	(15,537)	3,563	22.9
Bridge Facility	—	(23,717)	(23,717)	(100.0)
Other	(16,199)	(25,349)	(9,150)	(36.1)
	(469,268)	(457,984)	11,284	2.5

Interest expense in 2016 increased by $11.3 million, or 2.5% compared to 2015, driven by the full year impact in 2016 of the debt related to the April 2015 acquisition of IGT.

Foreign exchange gain, net

The Company recorded foreign exchange gains, net of $101.0 million in 2016, principally due to non-cash foreign exchange gains on euro denominated debt.

Other income (expense), net

The components of other income (expense), net are as follows:

	For the year ended
	December 31,		Change
($ thousands)	2016	2015	$	%
Debt related transactions	(5,220)	(117,877)	112,657	95.6
Gain on sale of available-for-sale investment	20,365	—	20,365	-
Other	3,220	(4,418)	7,638	172.9
	18,365	(122,295)	140,660	115.0

In 2016, the Company sold an available-for-sale investment in the Italy segment for approximately $23.9 million and recognized a gain on sale of $20.4 million. Other expense in 2015 was principally driven by certain refinancing activities related to the acquisition of IGT.

Provision for income taxes

	For the year ended
	December 31,
($ thousands, except percentages)	2016	2015
Provision for income taxes	59,206	38,896
Income (loss) before provision for income taxes	323,413	(17,031)
Effective income tax rate	18.3%	(228.4)%

The Company's effective income tax rate in 2016 was 18.3%, compared to (228.4)% in 2015. The principal drivers of the change were one time non-deductible costs associated with the IGT acquisition in 2015, the non-recurring costs associated with the migration of the Parent company from Italy to the United Kingdom in 2015 and a reduction in operating losses in 2016 without tax benefits in certain foreign jurisdictions.

Operating Segment Results

The following section sets forth an overview of the Company's revenue and operating income by operating segment.

North America Gaming and Interactive segment

Revenue in the North America Gaming and Interactive segment in 2016 increased by $271.7 million, or 24.7% compared to 2015. At constant currency, revenue in the North America Gaming and Interactive segment in 2016 increased by $272.4 million, or 24.7% compared to 2015.

Service revenue

Service revenue in the North America Gaming and Interactive segment in 2016 increased by $195.0 million, or 25.0% compared to 2015. At constant currency, service revenue in the North America Gaming and Interactive segment increased by $195.6 million, or 25.1% compared to 2015.

The following table sets forth changes in service revenue for 2016 compared to 2015:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change
Machine revenue	93,999	(416)	93,583
Social Gaming	42,562	(71)	42,491
Other	59,040	(77)	58,963
	195,601	(564)	195,037

The principal drivers of the $195.6 million constant currency increase in service revenue were as follows:

•
An increase of $94.0 million in Machine revenue principally associated with one additional quarter of service revenue in 2016 from the April 2015 acquisition of IGT, partially offset by a decrease in service revenue from the decrease in the casino installed base (25,418 machines installed at December 31, 2015 compared to 24,472 machines installed at December 31, 2016);

•
An increase of $42.6 million of Social Gaming composed of $80.1 million of service revenue associated with one additional quarter of service revenue in 2016 from the April 2015 acquisition of IGT, partially offset by a decrease in service revenue of $37.5 million from fewer daily average users; and

•
An increase of $59.0 million in Other (composed principally of System and Software service revenue) principally associated with one additional quarter of service revenue in 2016 from the April 2015 acquisition of IGT.

Product sales

Product sales in the North America Gaming and Interactive segment in 2016 increased by $76.6 million, or 23.8% compared to 2015. At constant currency, product sales in the North America Gaming and Interactive segment increased by $76.8 million, or 23.9% compared to 2015.

The following table sets forth changes in product sales for 2016 compared to 2015:

	Product Sales Change
($ thousands)	Constant Currency	Foreign Currency	Change
Gaming machine sales	25,575	60	25,635
Non-machine sales	51,199	(210)	50,989
	76,774	(150)	76,624

The principal drivers of the $76.8 million constant currency increase in product sales were as follows:

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

Segment operating income

Operating income in the North America Gaming and Interactive segment in 2016 increased by $53.7 million ($38.1 million on a constant currency basis) compared to 2015, while segment operating margin decreased modestly from 26.8% in 2015 to 25.4% in 2016, due to the mix of content sold.

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

The following table sets forth changes in service revenue for 2016 compared to 2015:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change
Lottery	71,463	—	71,463
Lottery Management Services	46,389	—	46,389
Machine revenue	15,071	(2)	15,069
Other	2,857	(156)	2,701
	135,780	(158)	135,622

The principal drivers of the $135.8 million constant currency increase in service revenue were as follows:

•
An increase in Lottery service revenue of $71.5 million, principally driven by an increase in same store revenue of 9.7%. The 9.7% increase in same store revenues in 2016 resulted in large part from record Powerball sales in the first quarter of 2016;

•
An increase of $46.4 million in Lottery Management Services revenues, primarily related to the $30.6 million in incentive payments the Company received from the New Jersey contract in 2016, along with the absence of prior year shortfall payments related to minimum profit level guarantees in Illinois ($10.0 million) and Indiana ($8.0 million); and

•	An increase in Machine revenue of $15.1 million, principally associated with one additional quarter of service revenue in 2016 from the April 2015 acquisition of IGT.

Product sales

Product sales in the North America Lottery segment in 2016 increased by $12.3 million, or 23.2% ($12.3 million, or 23.2% at constant currency) compared to 2015.

The following table sets forth changes in product sales for 2016 compared to 2015:

	Product Sales Change
($ thousands)	Constant Currency	Foreign Currency	Change
Lottery	13,347	(31)	13,316
Gaming	(1,029)	(4)	(1,033)
	12,318	(35)	12,283

The principal drivers of the $12.3 million constant currency increase in product sales were as follows:

•
An increase of $13.3 million in Lottery product sales principally driven by an $8.5 million increase in instant ticket printing sales and a $6.1 million increase in product sales to the Company's customer in California.

Segment operating income

Operating income in the North America Lottery segment in 2016 increased by $117.4 million, or 64.6% ($116.9 million, or 64.0% on a constant currency basis) compared to 2015, while segment operating margin increased from 17.4% in 2015 to 25.1% in 2016.

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

Service revenue

Service revenue in the International segment in 2016 increased by $0.7 million, or 0.1% ($32.7 million or 6.4% at constant currency) compared to 2015.

The following table sets forth changes in service revenue for 2016 compared to 2015:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change
Lottery	1,300	(10,976)	(9,676)
Gaming	39,281	(19,107)	20,174
Other	(7,902)	(1,942)	(9,844)
	32,679	(32,025)	654

The principal driver of the $32.7 million constant currency increase in service revenue was an increase of $39.3 million in Gaming service revenue principally associated with one additional quarter of service revenue in 2016 from the April 2015 acquisition of IGT.

Product sales

Product sales in the International segment in 2016 decreased by $26.4 million, or 7.7% ($25.7 million, or 7.5% at constant currency) compared to 2015.

The following table sets forth changes in product sales for 2016 compared to 2015:

	Product Sales Change
($ thousands)	Constant Currency	Foreign Currency	Change
Lottery	(43,470)	(358)	(43,828)
Gaming	4,385	245	4,630
Other	13,347	(576)	12,771
	(25,738)	(689)	(26,427)

The principal drivers of the $25.7 million constant currency decrease in product sales were as follows:

•	A decrease of $43.5 million in Lottery product sales principally related to prior year sales to the Company's customers in South Africa, Portugal and Germany that did not recur;

•
A net increase of $4.4 million in Gaming product sales driven by one additional quarter of product sales in 2016 from the April 2015 acquisition of IGT, partially offset by a decrease in Gaming sales recognized; and

•	An increase of $13.3 million in Other principally associated with an increase in systems and software sales in 2016 compared to 2015.

Segment operating income

Operating income in the International segment in 2016 decreased by $22.0 million, or 13.4% (a decrease of $2.7 million, or 1.6% on a constant currency basis) compared to 2015, while segment operating margin decreased from 19.2% in 2015 to 17.2% in 2016 due principally to one additional quarter of costs in 2016 from the April 2015 acquisition of IGT.

The decrease in segment operating income was principally driven by unfavorable foreign exchange impacts of $18.2 million along with a decrease in operating income related to the decrease in product sales, partially offset by an increase in operating income from the increase in service revenues.

Italy segment

Service revenue

Service revenue in the Italy segment in 2016 increased by $57.7 million, or 3.4% compared to 2015, driven by a $56.6 million increase in Lotto service revenue. The components of service revenue in the Italy segment in 2016 and 2015 are as follows:

	For the year ended
	December 31,		Change
($ thousands)	2016	2015	$	%
Service revenue
Lotto	550,649	494,048	56,601	11.5
Instant tickets	289,792	293,056	(3,264)	(1.1)
Lottery	840,441	787,104	53,337	6.8
Machine Gaming	626,371	626,637	(266)	—
Commercial Services	126,854	126,372	482	0.4
Sports Betting	118,243	112,899	5,344	4.7
Interactive Gaming	47,934	49,172	(1,238)	(2.5)
	1,759,843	1,702,184	57,659	3.4

The following table sets forth changes in service revenue for 2016 compared to 2015:

	Service Revenue Change
	Constant	Foreign
($ thousands)	Currency	Currency	Change
Lotto	56,758	(157)	56,601
Instant tickets	(2,920)	(344)	(3,264)
Lottery	53,838	(501)	53,337
Machine Gaming	1,043	(1,309)	(266)
Commercial Services	629	(147)	482
Sports Betting	5,458	(114)	5,344
Interactive Gaming	(1,064)	(174)	(1,238)
	59,904	(2,245)	57,659

The constant currency movements in service revenue for each of the core activities within the Italy segment are discussed below.

Lottery service revenue in the Italy segment increased by $53.3 million, or 6.8% compared to 2015, principally driven by an increase in service revenue from Lotto. The following table sets forth an analysis of Lottery service revenue in the Italy segment:

Lotto

At constant currency, Lotto service revenue in 2016 increased by $56.8 million or 6.8% compared to 2015, due to an increase in 10eLotto wagers and wagers for late numbers as detailed below:

	For the year ended
	December 31,		Change
(€ millions)	2016	2015	Wagers	%
10eLotto wagers	4,716	4,287	429	10.0
Core wagers	2,227	2,447	(220)	(9.0)
Wagers for late numbers	1,150	343	807	235.3
	8,093	7,077	1,016	14.4

Instant tickets

At constant currency, Instant ticket service revenue in 2016 decreased by $2.9 million, or 1.0%, compared to 2015, principally due to a 1.2% decrease in the number of tickets sold which was partially offset by a 0.2% increase in the average price point (the average value of the ticket sold), as detailed below:

	For the year ended
	December 31,		Change
	2016	2015	Amount	%
Total sales (in millions)	€8,935	€9,016	€(81)	(0.9)
Total tickets sold (in millions)	1,766	1,787	(21)	(1.2)
Average price point	€5.06	€5.05	€0.01	0.2

Machine Gaming

At constant currency, Machine Gaming service revenue in 2016 increased by $1.0 million, or 0.2% compared to 2015. Total machine gaming wagers decreased by 1.8% as detailed below. The 1.8% decrease in wagers did not result in a proportional impact on service revenue principally as a result of a decrease in the AWP payout in 2016.

	For the year ended
	December 31,		Change
(€ millions)	2016	2015	Amount	%
VLT wagers	5,460	5,433	27	0.5
AWP wagers	4,188	4,388	(200)	(4.6)
Total wagers	9,648	9,821	(173)	(1.8)

(Installed at the end of December)
VLTs installed (B2C)	11,036	11,115	(79)	(0.7)
VLTs installed (B2B)	8,840	8,291	549	6.6
AWPs installed	58,937	58,328	609	1.0
Total machines installed	78,813	77,734	1,079	1.4

Total wagers and machines installed correspond to the management of VLTs and AWPs under the Company's concessions.

Commercial Services

At constant currency, Commercial Services service revenue in 2016 increased by $0.6 million, or 0.5%, compared to 2015, principally due to an increase in the number of transactions processed.

Sports Betting

At constant currency, Sports Betting service revenue in 2016 increased by $5.5 million, or 4.8% compared to 2015. The increase in service revenue was driven by lower taxes, which offset the lower wagers and higher payout. Sports Betting payout was 83.7% in 2015 and 84.0% in 2016.

	For the year ended
	December 31,		Change
(€ millions)	2016	2015	Wagers	%
Fixed odds sports betting and other wagers	855	864	(9)	(1.0)

Interactive Gaming

At constant currency, Interactive Gaming service revenue in 2016 decreased by $1.1 million, or 2.1% compared to 2015, driven by a 2.4% decrease in interactive game wagers.

	For the year ended
	December 31,		Change
(€ millions)	2016	2015	Wagers	%
Interactive game wagers	1,659	1,700	(41)	(2.4)

 Segment operating income

Operating income in the Italy segment in 2016 increased by $28.3 million, or 5.1% compared to 2015, while segment operating margin amounted to 33.1% and 32.6% in 2016 and 2015, respectively. The increase in operating income in the Italy segment in 2016 compared to 2015 was principally driven by the increase in Lotto service revenue, partially offset by a decrease in operating income from Machine Gaming due to higher taxes on wagers, along with prior year VAT credits that did not recur in 2016.

B.                                    Liquidity and Capital Resources

Overview

The Company's business is capital intensive, and requires liquidity in order to meet its obligations and fund growth. Historically, the Company's primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities due 2021. In addition to general working capital and operational needs, the Company's liquidity requirements arise primarily from its need to meet debt service requirements and to fund capital expenditures. The Company also requires liquidity to fund any acquisitions and associated costs. The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity requirements.

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

The Company's total available liquidity was as follows:

	December 31,
($ thousands)	2017	2016
Revolving Credit Facilities due 2021	1,974,493	2,367,151
Cash and cash equivalents	1,057,418	294,094
Total Liquidity	3,031,911	2,661,245

The Revolving Credit Facilities due 2021 are subject to customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company's liquidity or capital resources. At December 31, 2017, the borrowers under the Revolving Credit Facilities due 2021 were in compliance with all covenants.

The Company completed several debt transactions in 2017. Refer to the "Notes to Consolidated Financial Statements—13. Debt" included in "Item 18. Financial Statements" for further discussion of these transactions as well as information regarding the Company's other debt obligations.

The following table summarizes the Company's cash balances by currency:

	December 31, 2017		December 31, 2016
($ thousands)	$	%	$	%
Euros	625,143	59.1	109,057	37.1
U.S. dollars	362,760	34.3	89,189	30.3
Other currencies	69,515	6.6	95,848	32.6
Total Cash	1,057,418	100.0	294,094	100.0

The Company holds insignificant amounts of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on the Company's review of such transfer restrictions and the cash balances held in such countries, it does not believe such transfer restrictions have an adverse impact on its ability to meet liquidity requirements at the dates represented above.

The Company has two agreements with major European financial institutions to sell certain trade receivables related to the Italy segment on a non-recourse basis. These receivables have been derecognized from the Company's consolidated balance sheet. The agreements have a three- and five-year duration, respectively, and are subject to early termination by either party. The aggregate amount of outstanding receivables is limited to a maximum amount of €300 million and €150 million for Scratch & Win and Commercial Services, respectively. At December 31, 2017 and 2016, the following receivables had been sold:

	December 31, 2017		December 31, 2016
(in thousands)	euro	$	euro	$
Scratch & Win	175,848	210,894	144,625	152,449
Commercial services	45,417	54,469	59,334	62,544
	221,265	265,363	203,959	214,993

In addition, the Company sold trade receivables on a non-recourse basis and derecognized $18.6 million and $19.5 million at December 31, 2017 and December 31, 2016, respectively, primarily in the North America Gaming and Interactive segment.

The Company also sold $34.2 million and $29.2 million of certain outstanding customer financing receivables on a non-recourse basis at December 31, 2017 and December 31, 2016, respectively.

On March 29, 2017, the Company sold its Reno, Nevada facility for gross proceeds of $156.0 million and entered into an operating lease agreement with the buyer for a term of 15.5 years with optional renewals.

Cash Flow Summary

The following table summarizes the statements of cash flows. A complete statement of cash flows is provided in the Consolidated Financial Statements included herein.

	For the year ended December 31,
($ thousands)	2017	2016	2015
		Restated
Net cash provided by operating activities	685,928	281,332	769,568
Net cash provided by (used in) investing activities	298,665	(315,985)	(3,335,410)
Net cash (used in) provided by financing activities	(246,972)	(312,139)	2,920,166
Net cash flows	737,621	(346,792)	354,324
The Company has restated the consolidated statement of cash flows for the year ended December 31, 2016 to correct the misclassification of the upfront payment from investing activities to operating activities. In addition to this correction, the statements of cash flows for the years ended December 31, 2016 and 2015 have been corrected to reflect other immaterial misclassifications.

Analysis of Cash Flows

Net Cash Provided By Operating Activities

Comparison of the year ended December 31, 2017 and 2016

During 2017, the Company generated $685.9 million of net cash from operating activities, an increase of $404.6 million compared to the same period in 2016. The increase was principally due to:

•	An increase of $420.6 million related to the decrease in upfront Italian license fee payments in 2017 compared to 2016;

•	An increase of $127.7 million related to changes in inventories;

•	An increase of $33.5 million related to the decrease in interest paid;

•	An increase of $30.8 million in cash operating income in the International segment;

•	An increase of $17.9 million associated with the January 2017 sale of a pre-merger IGT receivable that was substantially fully reserved at the date of acquisition;

•	A decrease of $82.6 million in cash operating income in the North America Gaming and Interactive segment principally related to the June 2017 sale of DoubleDown; and

•	A decrease of $113.1 million related to the increase in income taxes paid principally associated with the June 2017 sale of DoubleDown.

Comparison of the year ended December 31, 2016 and 2015

During 2016, the Company generated $281.3 million of net cash from operating activities, a decrease of $488.2 million compared to the same period in 2015. The decrease was principally due to:

•	The payment of upfront Italian license fees of $665.3 million in 2016 (there were no similar upfront Italian license fee payments in 2015);

•	An increase in cash operating income of $113.5 million in the North America Lottery segment driven by the record Powerball Jackpot in the first quarter of 2016; and

•
An increase in cash operating income of $66.2 million in the North America Gaming and Interactive segment principally due to one additional quarter of revenue and operating income from the April 2015 acquisition of IGT.

Net Cash Provided by (Used In) Investing Activities

During 2017, 2016, and 2015, net cash provided by (used in) investing activities were $298.7 million, $(316.0) million, and $(3.335) billion, respectively.

Investing activities for 2017

•	Proceeds from the June 2017 sale of DoubleDown, net of cash divested of $823.8 million;

•	Proceeds from the sale of assets of $167.5 million, principally related to the sale of the Company's Reno, Nevada facility;

•	Capital expenditures of $698.0 million, including:

◦	$257.6 million in the Italy segment principally for technological infrastructure supporting the new Lotto Concession;

◦	$196.9 million in the North America Lottery segment principally for lottery contracts, including with customers in Florida, Virginia, Georgia and North Carolina;

◦	$147.8 million in the North America Gaming and Interactive segment principally to upgrade the casino and VLT installed base to newer machines; and

◦
$77.8 million in the International segment principally to upgrade the casino and VLT installed base to newer machines, and $11.9 million in cash consideration for the acquisition of the video bingo subsidiaries and related operating assets of Zest Gaming S.r.l. ("Zest").

Investing activities for 2016

•	The Company invested $541.9 million in capital expenditures, further details of which follow; and

•	The Company received $185.8 million, net from the sale of various assets including certain jackpot annuities and other assets.

Investing activities for 2015

•	The Company invested $3.241 billion to acquire IGT;

•	The Company invested $376.5 million in capital expenditures, further details of which follow; and

•	The Company received $230.6 million, net from the sale of various assets including its Las Vegas facility, certain jackpot annuities, and other assets.

Net Cash (Used In) Provided By Financing Activities

During 2017, 2016, and 2015, net cash (used in) provided by financing activities were $(247.0) million, $(312.1) million, and $2.920 billion, respectively.

Financing activities for 2017

•	The Company made principal payments on long-term debt of $1.754 billion composed of:

◦	Principal payments of $938.2 million on the Term Loan Facilities due 2019;

◦	Principal payments of $355.7 million pursuant to the June 2017 offer to purchase any and all of the outstanding principal amount of the 7.500% Senior Secured Notes due 2019; and

◦	Principal payments of $461.8 million principally related to the Revolving Credit Facilities due 2021.

•	The Company paid dividends of $162.5 million to shareholders;

•	The Company paid $50.6 million of dividends and returned $52.4 million of capital to non-controlling shareholders;

•	The Company received capital increases of $107.5 million from redeemable non-controlling interests related to the new Lotto concession in Italy; and

•	The Company received proceeds of $1.762 billion from the Term Loan Facility due 2023.

Financing activities for 2016

•	The Company made principal payments on long-term debt of $357.5 million;

•	The Company paid dividends of $161.2 million to shareholders;

•	The Company paid $32.7 million of dividends and returned $35.4 million of capital to non-controlling shareholders; and

•
The Company received $40.8 million and $215.7 million in capital contributions from non-controlling interests and redeemable non-controlling interests, respectively, principally related to the new Lotto concession in Italy.

Financing activities for 2015

•	The Company borrowed $6.522 billion in connection with the acquisition of IGT;

•	The Company paid $29.2 million of dividends and returned $30.6 million of capital to non-controlling shareholders;

•	The Company paid $51.4 million in fees related to its 364-day senior bridge term loan credit facility commitment it entered into in July 2014 in connection with the acquisition of IGT;

•	The Company paid a tender premium and fees totaling $79.5 million in connection with the redemption of a portion of the Capital Securities;

•	The Company paid $84.9 million in debt issuance costs in connection with Senior Secured Notes issued in connection with the acquisition of IGT;

•	The Company paid dividends of $209.6 million to shareholders;

•	The Company made payments to withdrawing shareholders of $407.8 million; and

•	The Company made principal payments on long-term debt of $2.715 billion, principally composed of the following:

◦	Early redemption of $796.4 million of Capital Securities;

◦	Net payments of $716.7 million on the Revolving Credit Facilities due 2021;

◦	Payment of $585.0 million on a pre-IGT acquisition revolving credit facility;

◦	Early redemption of $439.0 million of 5.350% Senior Secured Notes due October 2023; and

◦	Early redemption of $175.9 million of 5.50% Senior Secured Notes due June 2020.

Capital Expenditures

Capital expenditures are principally composed of:

•	Systems, equipment and other assets related to contracts;

•	Property, plant and equipment;

•	Intangible assets; and

•	Investments in associates.

The table below details total capital expenditures by operating segment:

	For the year ended December 31,
($ thousands)	2017	2016	2015
North America Gaming and Interactive	(147,804)	(154,627)	(92,673)
North America Lottery	(196,930)	(153,606)	(107,854)
International	(89,700)	(82,662)	(104,790)
Italy	(257,586)	(145,854)	(62,186)
Operating Segments	(692,020)	(536,749)	(367,503)
Corporate Support	(5,990)	(5,194)	(9,018)
	(698,010)	(541,943)	(376,521)

North America Gaming and Interactive

Capital expenditures for 2017 of $147.8 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts with customers in North America of $125.1 million; and

•	Investments in property, plant and equipment of $22.0 million.

Capital expenditures for 2016 of $154.6 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts with customers in North America of $106.8 million;

•	Investments in property, plant and equipment of $25.5 million; and

•	Investments in intangible assets of $22.3 million related to interactive offerings.

Capital expenditures for 2015 of $92.7 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts with customers in North America of $74.4 million;

•	Investments in property, plant and equipment of $8.4 million; and

•	Investments in intangible assets of $9.8 million related to interactive offerings.

North America Lottery

Capital expenditures for 2017 of $196.9 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts of $194.8 million, including systems and equipment deployed in Florida, Virginia, Georgia and North Carolina.

Capital expenditures for 2016 of $153.6 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts of $140.3 million, including systems and equipment deployed in North Carolina, Washington, Wisconsin and Indiana; and

•	The July 2016 acquisition of Hudson Alley Software, Inc., a provider of lottery sales force automation and lottery retailer engagement applications, of $4.9 million.

Capital expenditures for 2015 of $107.9 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts of $86.9 million, including systems and equipment deployed in Missouri, Minnesota and Tennessee.

International

Capital expenditures for 2017 of $89.7 million principally consist of:

•	Investment in systems, equipment and other assets related to contracts of $73.2 million including systems and equipment deployed in Greece, Sweden, Colombia and Poland.

Capital expenditures for 2016 of $82.7 million principally consist of:

•	Investment in systems, equipment and other assets related to contracts of $75.2 million including systems and equipment deployed in Argentina, Colombia, Africa and Mexico.

Capital expenditures for 2015 of $104.8 million principally consist of:

•	Investment in systems, equipment and other assets related to contracts of $97.1 million including systems and equipment deployed in Mexico, Belgium, Greece, Colombia, the Czech Republic and Jamaica.

Italy

Capital expenditures for 2017 of $257.6 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts of $188.0 million principally for Lotto and Machine Gaming;

•	Investments in intangible assets of $58.0 million principally related to software and concessions and licenses; and

•	Acquisitions of $11.6 million.

Capital expenditures for 2016 of $145.9 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts of $91.8 million principally for Machine Gaming and Lotto;

•	Investments in intangible assets of $46.1 million principally related to software, customer contracts and concessions and licenses; and

•	Acquisitions of $7.9 million.

Capital expenditures for 2015 of $62.2 million principally consist of:

•	Investments in intangible assets of $28.1 million principally related to software, and concessions and licenses;

•	Investments in systems, equipment and other assets related to contracts of $22.4 million principally for Machine Gaming, Lotto and Sports Betting; and

•	Acquisitions of $9.8 million.

C.                         Research and Development, Patents and Licenses, etc.

R&D costs are expensed as incurred. R&D costs include salaries and benefits, stock-based compensation, consultants' fees, facilities-related costs, material costs, depreciation and travel.

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

The Company devotes substantial resources on R&D and incurred $313.1 million, $343.5 million and $277.4 million of related expenses in 2017, 2016 and 2015, respectively.

D.                         Trend Information

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

E.                         Off-Balance Sheet Arrangements

The Company has the following off-balance sheet arrangements:

Performance and other bonds

In connection with certain contracts and procurements, the Company has delivered performance bonds for the benefit of customers and bid and litigation bonds for the benefit of potential customers. These bonds give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include the Company’s failure to perform its obligations under the applicable contract. The following table provides information related to potential commitments for bonds outstanding at December 31, 2017:

($ thousands)	Total bonds
Performance bonds	447,014
Wide Area Progressive bonds	266,218
Bid and litigation bonds	8,600
All other bonds	24,827
746,659

Loxley GTECH Technology Co., LTD Guarantee

The Company has a 49% interest in Loxley GTECH Technology Co., LTD (“LGT”). LGT is a joint venture that was formed to provide an online lottery system in Thailand.

The Company has guaranteed, along with the 51% shareholder in LGT, performance bonds provided on behalf of LGT by an unrelated commercial lender. The performance bonds relate to LGT’s performance under the July 2005 contract between the Government Lottery Office of Thailand and LGT should such contract become operational. The Company is jointly and severally liable with the other shareholder in LGT for this guarantee. There is no scheduled termination date for the Company’s guarantee obligation. At December 31, 2017, the maximum liability under the guarantee was Baht 375 million ($11.5 million), and the Company does not have any obligation related to this guarantee because the July 2005 contract to provide the online lottery system is not in operation due to continuing political instability in Thailand.

Zest Gaming Contingent Consideration

On July 25, 2017, the Company acquired the video bingo subsidiaries and related operating assets of Zest, a leading supplier of multi-card video bingo solutions headquartered in Italy. The acquisition consideration included a fair value estimate of contingent consideration related to existing operations for the twelve month period ending June 30, 2018. At December 31, 2017, contingent consideration was €6.5 million ($7.8 million), and is capped at €17.2 million ($20.6 million at the December 31, 2017 exchange rate) for existing operations.

F.             Tabular Disclosure of Contractual Obligations

The following table summarizes payments due under the Company's significant contractual commitments at December 31, 2017:

	Payments by calendar year
Description	2018	2019	2020	2021	2022	2023 and thereafter	Total
6.250% Senior Secured Notes due 2022	—	—	—	—	1,500,000	—	1,500,000
6.500% Senior Secured Notes due 2025	—	—	—	—	—	1,100,000	1,100,000
4.750% Senior Secured Notes due 2023	—	—	—	—	—	1,019,405	1,019,405
4.125% Senior Secured Notes due 2020	—	—	839,510	—	—	—	839,510
5.625% Senior Secured Notes due 2020	—	—	600,000	—	—	—	600,000
4.750% Senior Secured Notes due 2020	—	—	599,650	—	—	—	599,650
7.500% Senior Secured Notes due 2019	—	144,303	—	—	—	—	144,303
5.500% Senior Secured Notes due 2020	—	—	124,143	—	—	—	124,143
5.350% Senior Secured Notes due 2023	—	—	—	—	—	60,567	60,567
Senior Secured Notes, long-term	—	144,303	2,163,303	—	1,500,000	2,179,972	5,987,578

Term Loan Facility due 2023	—	—	383,776	383,776	383,776	647,622	1,798,950
Revolving Credit Facilities due 2021	—	—	—	95,000	—	—	95,000
6.625% Senior Secured Notes due 2018	599,650	—	—	—	—	—	599,650
Total Debt (1)	599,650	144,303	2,547,079	478,776	1,883,776	2,827,594	8,481,178

Capital Leases (2)	7,999	7,643	6,844	6,039	4,348	5,078	37,951
Operating Leases (3)	76,779	61,258	55,782	49,881	48,485	248,389	540,574
Total	684,428	213,204	2,609,705	534,696	1,936,609	3,081,061	9,059,703
 _________________________________________________________________

1
Amounts presented relate to the principal amount of long-term debt and exclude the related interest expense that will be paid when due, fair value adjustments, discounts, premiums and debt issuance costs.

2
Capital leases consist principally of the Company's facility in Providence, Rhode Island and communications equipment used in its business. The amounts presented include the interest component of the payments to the counterparties.

3
Operating lease obligations principally relate to leases for facilities and equipment used in the Company's business. The amounts reported above include the minimum rental and payment commitments due under such leases.

G.                        Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This annual report on Form 20-F includes forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to):

•	the possibility that the Parent will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated;
•    the possibility that the Company may not achieve its anticipated financial results in one or more future periods;
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
•    the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and
•    the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in “Item 3. Key Information—D. Risk Factors” and other documents filed by the Parent from time to time with the SEC. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. Nothing in this annual report is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of the Parent for the current or any future financial years will necessarily match or exceed the historical published earnings per share of the Parent, as applicable. All forward-looking statements contained in this annual report on Form 20-F are qualified in their entirety by this cautionary statement.

Item 6.                 Directors, Senior Management and Employees

A.            Directors and Senior Management

The Board currently consists of 12 directors, 11 of whom were elected upon effectiveness of the Mergers on April 7, 2015.  Heather J. McGregor was appointed to the Board effective March 8, 2017. Seven of the current directors were determined by the Board to be independent under the listing standards and rules of the NYSE, as required by the Articles.  For a director to be independent under the listing standards of the NYSE, the Board must affirmatively determine that the director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company).  The Board has made an affirmative determination that the members of the Board so designated in the table below meet the standards for “independence” set forth in the Parent's Corporate Governance Guidelines and applicable NYSE rules.  The Articles require that for as long as the Parent’s ordinary shares are listed on the NYSE, the Parent will comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Parent is a foreign private issuer.

At March 1, 2018, the Parent's directors and certain senior managers are as set forth below:

Name	Position with the Parent
Philip G. Satre	Chairman of the Board; Director (Independent)
Patti S. Hart	Vice-Chairman of the Board; Director
Lorenzo Pellicioli	Vice-Chairman of the Board; Director
Paget L. Alves	Director (Independent)
Paolo Ceretti	Director
Alberto Dessy	Director (Independent)
Marco Drago	Director
James F. McCann	Director (Independent)
Heather J. McGregor	Director (Independent)
Vincent L. Sadusky	Director (Independent)
Marco Sala	Director and Chief Executive Officer
Gianmario Tondato da Ruos	Director (Independent)
Renato Ascoli	Chief Executive Officer, North America Gaming and Interactive
Walter Bugno	Chief Executive Officer, International
Fabio Cairoli	Chief Executive Officer, Italy
Fabio Celadon	Senior Vice President, Gaming Portfolio
Mario Di Loreto	Executive Vice President, People & Transformation
Alberto Fornaro	Executive Vice President and Chief Financial Officer
Donald R. Sweitzer (1)	Chairman, IGT Global Solutions Corporation
Robert Vincent	Executive Vice President for Administrative Services and External Relations
 __________________________________________________
1.    Mr. Sweitzer is a consultant to the Company.

Directors

Name	Age	Biography
Philip G. Satre	68
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

Ms. Hart earned a Bachelor of Science degree in Business Administration with an emphasis in Marketing and Economics from Illinois State University.

Lorenzo Pellicioli	66
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

Name	Age	Biography
Paget L. Alves	63
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

Mr. Alves earned a Bachelor of Science degree in Industrial and Labor Relations and a Juris Doctor degree from Cornell University.

Paolo Ceretti	63
Paolo Ceretti has served on the Board since the effective time of the Mergers. Prior to the effective time of the Mergers, Mr. Ceretti served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors since 2004. Mr. Ceretti has been General Manager of De Agostini since 2004.

He is also Chief Executive Officer of DeA Capital (De Agostini’s arm in private equity investments and alternative asset management, listed at the Milan Stock Exchange), and De Agostini Editore (Publishing). Mr. Ceretti gained most of his professional experience at Fiat Group, where he held positions of increasing importance at the corporate level (Internal Auditing, Finance) and then in the Financial Services Sector. He then became the Head of Strategic Planning and Development of IFIL (currently EXOR, listed holding company of the Italian Agnelli Group). After assuming responsibility for the Internet B2C sector of Fiat/IFIL in 1999, Mr. Ceretti was appointed Chief Executive Officer of Global Value S.p.A., a Fiat/IBM joint venture in the Information Technology sector. He is currently a member of the board of directors of Banijay Group (TV and multimedia content production) and DeA Capital Alternative Funds (asset management), among other companies.

Alberto Dessy	65
Alberto Dessy has served on the Board since the effective time of the Mergers and is a member of the Compensation Committee and the Nominating and Corporate Governance Committee. Prior to the effective time of the Mergers, Mr. Dessy served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors since 2011. He is currently a Professor at Bocconi University. Mr. Dessy is a Chartered Accountant specialized in corporate finance, particularly the evaluation of companies, trademarks, equity and investments, financial structure, channels and loan instruments, funding for development and in acquisitions and disposals of companies. He has been an expert witness for parties to lawsuits and as an independent expert appointed by the court in various legal disputes. He is currently on the board of directors of Chiorino S.p.A. and has been on the boards of many companies, both listed and unlisted, including Redaelli Tecna S.p.A., Laika Caravans S.p.A., Premuda S.p.A., I.M.A., Milano Centro S.p.A., and DeA Capital S.p.A.

Mr. Dessy graduated from Bocconi University.

Marco Drago	72
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

Mr. Drago graduated in Economics and Business from Bocconi University and achieved important awards such as “Bocconiano dell’anno” in 2001 and was appointed “Cavaliere del Lavoro” in 2003.

Name	Age	Biography
James F. McCann	66
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
Heather J. McGregor was appointed to the Board in March of 2017 and is a member of the Audit Committee. She is the Executive Dean of the Edinburgh Business School, the graduate school of business of Heriot Watt University in the U.K. Professor McGregor is also the principal shareholder and non-executive chairman of the executive search firm Taylor Bennett. In addition, Professor McGregor is a director of Non-Standard Finance PLC, a company specializing in offering consumer loans in the U.K. Professor McGregor has a Ph.D. from the University of Hong Kong in Structured Finance and is an experienced writer and broadcaster, including writing for the Financial Times for 17 years. Professor McGregor is also the founder of the Taylor Bennett Foundation, which works to promote diversity in the communications industry, and a founding member of the steering committee of the 30% Club, which is working to raise the representation of women at senior levels within the U.K.’s publicly listed companies. In June 2015, Professor McGregor was made a Commander of the British Empire for her services to diversity and employment. In February 2017, she was appointed by the U.K. Government to be a member of the Honours Committee for the Economy.

Vincent L. Sadusky	52
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

Name	Age	Biography
Gianmario Tondato da Ruos	58
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

Mr. Tondato da Ruos graduated with a degree in economics from Ca’Foscari University of Venice.

Senior Management

Name	Age	Biography
Renato Ascoli	56
As Chief Executive Officer, North America Gaming and Interactive, Renato Ascoli is responsible for product development, manufacturing, marketing, and delivery of all of the Company’s gaming offerings.

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

Walter Bugno	58
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

Name	Age	Biography
Fabio Cairoli	52
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

Mr. Cairoli holds a Bachelor’s degree in Economics from the Catholic University in Milan.

Fabio Celadon	46
As Senior Vice President, Gaming Portfolio, Fabio Celadon is responsible for the management of the Company’s Gaming Portfolio organization. Under his direction, the organization ensures the monitoring of relevant technological advancements and market and competitive trends; the consolidation of the Company's global research and development plan and related allocation of budgets and resources; the evolution of the Company’s content portfolio; the consolidation of hardware and content roadmaps; and, the monitoring of hardware and content roadmaps execution as well as product performance and results.

Mr. Celadon most recently served as Managing Director, IGT Greater China and Senior Vice President, IGT International. In this role, he was responsible for managing IGT’s business and operations across lotteries, video lotteries, sports betting and interactive, and mobile gaming in Greater China. He was also responsible for the strategic development of IGT’s business in Greater China, India, and Japan.

Prior to April 2015, Mr. Celadon served as Senior Vice President of Group Strategy and Corporate Development for GTECH S.p.A., where he was responsible for developing GTECH’s overall corporate strategy, identifying and evaluating key strategic growth initiatives, and executing the corporate development strategy through mergers, acquisitions, joint ventures, and divestitures.

Mr. Celadon has also held several strategy, corporate development, and finance positions since he joined Lottomatica Group, GTECH’s predecessor-company, in 2002.  Mr. Celadon served as CFO of Lottomatica from 2002 to 2004. Following the acquisition of GTECH by Lottomatica, he relocated to the U.S. where he held the position of GTECH Vice President of New Market Development before being promoted to Senior Vice President of Strategic Planning in 2008. Prior to joining Lottomatica, he was a partner with Atlantis Capital Partners, a private equity firm, and prior to that, he worked for Morgan Stanley in London in the mergers and acquisitions department.

Mr. Celadon holds a Law Degree from LUISS Guido Carli University in Rome and an MBA from Columbia Business School in New York.

Name	Age	Biography
Mario Di Loreto	54
As Executive Vice President, People & Transformation, Mario Di Loreto is responsible for providing the overall HR leadership and strategy to further organizational development and ensure that IGT attracts, develops, and retains a talented, diverse, and engaged workforce.

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

Alberto Fornaro	53
As Executive Vice President and Chief Financial Officer, Alberto Fornaro is responsible for managing and developing the financial strategy for the Company globally. He oversees the Finance, Accounting Control, Legal, Investor Relations, Compliance, Strategy and Mergers & Acquisitions, and ERP Organization, which includes making decisions and improving financial strategies to maximize shareholder value and cash flow; providing high-quality financial and management reporting; and ensuring compliance of all fiscal and statutory reporting, and legal matters.

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

Donald R. Sweitzer	70
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

Name	Age	Biography
Robert Vincent	64
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

In relation to the Mergers, the Parent’s controlling shareholder, De Agostini entered into a voting agreement with the Parent pursuant to which De Agostini has agreed to vote, for a period of three years following the effectiveness of the Mergers, all of the Parent's ordinary shares then owned in favor of any proposal or action so as to effect and preserve the board and executive officer composition of the Parent in place immediately following the Mergers.  For more information, see "Item 10.C. Material Contracts—Voting Agreement." There are no familial relationships among any of the Parent's directors or senior managers set forth above.

B. Compensation

Non-Executive Director Compensation

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

LTIP - Annual Equity Awards for Continuing Non-Executive Directors

On the date of each annual meeting of the Parent’s shareholders each Non-Executive Director continuing to serve after that date will automatically be granted an award of restricted share units (“RSUs”). The number of RSUs covered by each such award will be determined by dividing (1) the Annual Equity Award ($250,000 for the role of Chairman and $200,000 for other Non-Executive Director roles) grant value by (2) the closing price of an ordinary share as of the date of grant (rounded down to the nearest whole unit). Annual equity awards granted to Non-Executive Directors will vest on the date of the annual meeting of the Parent’s shareholders that occurs in the Company’s financial year after the financial year in which the date of grant occurs.

LTIP - Initial Equity Awards for New Non-Executive Directors

Each new Non-Executive Director will be granted an award of RSUs determined by dividing (1) a pro-rata portion of the "Initial Equity Award" ($250,000 for the role of Chairman and $200,000 for other Non-Executive Director roles) value by (2) the closing share price as of that date (rounded down to the nearest whole unit). The pro-rata portion of the Initial Equity Award value will equal the Initial Equity Award value multiplied by the fraction which results from the following formula:
X - Y
   X

where:
X is the number of days in the period beginning with (and including) the date of the AGM immediately preceding the appointment date (the Previous AGM) and ending on (and including) the date of the AGM immediately after the appointment date (the Next AGM);
Y is the number of days in the period beginning with (and including) the date of the Previous AGM and ending on (and including) the appointment date; and
"AGM" means the Company’s last annual meeting of shareholders at which annual equity awards were granted by the Company to the Non-Executive Directors. The RSUs granted at the previous AGM vest following the approval of financial statements by shareholders at each annual general meeting of the Company.

	Chairman	Non- executive director basic fee	Vice Chairpersons	Compensation Committee Chairman	Nominating and Corporate Governance Committee Chairman	Audit Committee Chairman
Fees	$150,000	$100,000	$100,000	$130,000	$120,000	$140,000
LTIP	$250,000	$200,000	$200,000	$200,000	$200,000	$200,000

Executive Officer Compensation

Total Compensation

The following table sets forth the approximate compensation paid to the Company's executive officers during 2017, including Marco Sala, Chief Executive Officer; Renato Ascoli, CEO of North America Gaming & Interactive; Fabio Cairoli, CEO Italy; Fabio Celadon, SVP, Gaming Portfolio; Walter Bugno, CEO International; Alberto Fornaro, EVP and CFO; Robert Vincent, EVP of External Relations & Administrative Services; and Mario Di Loreto, EVP of People and Transformation.

Officer Compensation

Name	Salary ($) (3)	Bonus ($)	Equity Awards ($)(1)	Other ($)(2)	Total ($)
Marco Sala, Chief Executive Officer	887,588	1,832,250	4,446,893	3,973,998	11,140,729
Other Executive Officers	4,663,248	5,043,969	5,716,884	4,457,755	19,881,856
 _____________________________________________________________________________________________________
1             Represents the GAAP grant date fair value of equity compensation vested during fiscal year 2017.

2
Represents the value of health and welfare benefits received by the executive officers during 2017 (including medical, dental, disability, life insurance, relocation, tax preparation, and retirement benefits). Also includes car allowances, housing allowances, and perquisites. 2017 benefits payment includes an increase in UK/Foreign Tax Allowance/Payments due to a higher STI payout made in the UK during the calendar year of 2017, a higher LTI vesting value in calendar year 2017 and exchange rate fluctuation. The Foreign Tax Allow/Payments for Marco Sala is $3,368,281 grossed up.

3
Marco Sala’s salary is $1,000,000. He is paid 70% in the U.K. in pounds sterling (converted at an FX rate 1.2882) and 30% in Italy in euros (converted at an exchange rate of 1.1295). This payment arrangement will require periodic true up to ensure he is paid $1,000,000.

Equity Compensation

The table below sets forth the shares granted pursuant to compensation plans, other than stock options, to the Company's executive officers during 2017.

Grants of Shares

Name	No. of Shares	Fair Value at Date of Allocation	Vesting Period	Allocation Date	Share’s Market Price upon Allocation
Marco Sala	184,576	$17.19	2020-2021	May 23, 2017	$20.63
Other Executive Officers	308,233	$17.19	2020-2021	May 23, 2017	$20.63

Note: Awards granted in 2017 will vest 50% in 2020 and 50% in 2021 based on 2017, 2018 and 2019 performance.

Short-Term Incentive Compensation Plans

The Company's short-term incentive compensation (“STI”) plans during 2017 were performance-based and designed to encourage employees to achieve both short-term financial results and longer-term strategic objectives. The Company's executive officers participated in the same STI plans as other employees during 2017. The primary focus of the STI plans was to motivate and reward executive officers and employees for the achievement of annual objectives. The STI plans were designed to recognize growth achievement with an opportunity to earn a bonus on the upside, as well as to limit the downside potential. Payments under the STI plans were based on group and individual Management by Objectives (“MBOs”).

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

OI and Performance

Percent of OI Achieved	IGT OI (millions)	Payout Curve (%)
90%	$946	—
100%	$1,051	100
110%	$1,156	200

Net Debt (in thousands)

Measure	Threshold	Target	Max
Net Debt	$7,833	$7,662	$7,436
Payout Curve	—%	100%	200%

All financial objectives were established by the Compensation Committee of the Board of Directors for the CEO and by the Board of Directors for the other executive officers, in each case upon recommendation of the Compensation Committee.

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

STI Targets as a % of base salary:

•	CEO — 150%

•	Senior Management — 87.5% to 100%

Long-Term Incentive Compensation Plans

The Company’s long-term incentive compensation (“LTI”) plan provides for many types of stock awards including stock options, performance-based restricted stock and restricted stock awards. Annual awards to employees under the Company's LTI plans are 100% performance-based restricted stock.

The principal purpose of granting LTI awards is to assist the Company in attracting and retaining employees, to provide a market-competitive total compensation package and to motivate employees to increase shareholder value by enabling them to participate in the value that was created, thus aligning their interests with those of its shareholders. LTI payouts could be adjusted to account for unusually negative or positive financial results due to events outside of the control of the recipients. The LTI plans for 2017 are based upon three performance metrics: Three-Year Cumulative Consolidated Adjusted EBITDA (profitability measure), Net Debt (use of cash), and Total Shareholder Return (performance against peers). Financial objectives were established by the Compensation Committee and reviewed by the Board, consistent with the authorization provided by its shareholders. Company-related LTI targets throughout individual LTI plans for 2017 are based on economic consolidated performance as follows:

•	a total consolidated EBITDA of at least 90% of the targeted total consolidated EBITDA;

•	a ratio calculated between the consolidated net debt and consolidated EBITDA; and

•	Total ShareHolder Return (“TSR”) against the Russell Mid Cap Market Index.

Awards granted in 2017 will vest 50% in 2020 and 50% in 2021 based on 2017, 2018, and 2019 performance.

Part 1: Vesting Based on 2017 – 2019 Performance in 2019 and 2020

Step 1:

Net Debt /EBITDA Ratio	>3.91	Greater than 3.80 but less than or equal to 3.91	Greater than 3.69 but less than or equal to 3.80	Less than or equal to 3.69
% Vesting	—%	50%	75%	100%

Step 2:

Adjusted EBITDA Target $5.699 billion	<90%	90%	100%	105%
% Vesting	—%	33.5%	100%	110%

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

Executive Stock Ownership Requirements

On July 28, 2015, the Board approved share ownership guidelines for Senior Vice Presidents and above. Below is a summary of the guidelines.

Policy Effective Date:	July 28, 2015
Stock Ownership Guidelines (SOG) apply to:	Share plans starting in 2015 Any award vesting after the policy date Options not vested as of Effective Date (2013 and 2014)
Covered Executives:	CEO Business Unit CEOs and Executive Vice Presidents Senior Vice Presidents
Ownership Requirement Multiple of Base Salary:	CEO - 5X Business Unit CEOs and Executive Vice Presidents - 3X Senior Vice Presidents - 1X
Shares Included in Ownership:
All shares beneficially owned regardless of whether they are from a plan of the Parent or purchased on the market
Vested shares held in a trust to benefit the executive or family members
Shares under the legacy GTECH plans where vesting has been determined (earned) but shares have not been released
Note that Unearned Performance Shares do not count towards the Stock Ownership Guidelines until earned. (i.e., Performance Factor has not been determined/applied)

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

Amounts accrued for pensions and similar benefits

At December 31, 2017, the total amount accrued by the Company to provide pension, retirement, or similar benefits was $16.3 million.

Severance Arrangements

Certain officers of the Company are entitled to severance payments and benefits if such officer’s employment is terminated other than for cause under either individual employment agreements or provisions of national collective agreements for executives of the industry.

The employment agreements with United States-based officers (i.e., Messrs. Fornaro, Vincent and Celadon) generally provide for the following benefits upon a termination other than for “cause.”

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

Pursuant to the terms of the Italian national collective agreement for executives of the industry (Contratto Collettivo Nazionale di Lavoro per i Dirigenti di Aziende produttrici di beni e servizi), Messrs. Sala (30% of employment), Ascoli, Cairoli, and Di Loreto are generally entitled, unless ad hoc agreements provide differently, to the following severance payments and benefits upon a termination of employment by Lottomatica S.p.A. for Messrs. Sala, Ascoli and Di Loreto and by Lottomatica Holding s.r.l. for Mr. Cairoli other than for “cause,” a resignation for “good reason,” or due to the officer’s death or disability:

•	severance pay determined under the collective agreement;

•	any accrued but unpaid bonus earned for the prior fiscal year; and

•	a notice indemnity equal to a minimum of six and a maximum of 12 months of total base salary and STI compensation.

Under the Lottomatica service agreement, Mr. Sala’s base salary is EUR 272,003.55 split in 13 equal gross installments, plus additional benefits, including a company car. Mr. Sala also receives an integrative pension fund in accordance with Italian law.

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

CEO Co-Investment Award

As described in the Company's Form 20-F filed on April 29, 2016, in 2015 the Company matched Mr. Sala’s commitment 1:1 (up to 500,000 shares), half in additional shares and half in additional stock options, as long as the conditions below were met:

•	Mr. Sala’s continued service with the Company in his current role until the date of approval of the Company's 2017 financial statements;

•	Mr. Sala’s continued ownership of 500,000 ordinary shares during the service period noted above;

•
The Parent’s ordinary share price being equal to or greater than $16.83 with the final price based on an average three months stock price ending on the date of approval of the Company's 2017 financial statements; and

•
Re-investment of 50% of the total committed and awarded shares (considering also cash proceeds for exercised stock options) (after tax) in the next 3-years co-investment plan if in 2018 confirmed in the role for another three year mandate.

According to the terms of Mr. Sala's co-investment award, if all conditions are met, all shares and all options will fully vest on the date of approval of the Company's 2017 financial statements, and options will then be subject to an additional four year exercise period (option strike price based on closing price on the day of grant). Because re-investment cannot be made prior to confirmation by shareholders of Mr. Sala's role, the Company expects vesting to occur on or about the date of the general shareholder meeting in 2018.

The CEO does not receive any other benefits under his employment contract with the Parent.

C.                                    Board Practices

Pursuant to the Articles, the number of directors is set at 12, unless and until otherwise decided by the Board (where, for the period of three years from the date of adoption of the Articles, not less than three-quarters of the directors present shall have voted in favor of such decision). The current directors, with the exception of Heather J. McGregor, were elected upon effectiveness of the Mergers. Heather J. McGregor was appointed to the Board effective March 8, 2017. See “Item 6.A. Directors, Senior Management and Employees” above. The term of office of the current Board will expire three years from the date of the Mergers. Each director may be re-elected at any subsequent general meeting of shareholders. None of the Parent's directors have service contracts with the Parent (or any subsidiary) providing for benefits upon termination of employment as a director.

The directors are responsible for the management of the Company’s business, for which purpose they may exercise all of the powers of the Parent whether relating to the management of the business or not. As described above in section “Item 6.A. Directors, Senior Management and Employees,” the Board currently comprises (i) five non-independent directors including the Parent’s CEO, Marco Sala; the former CEO of IGT, Patti S. Hart; three directors appointed by the Parent’s controlling shareholder, De Agostini; and (ii) seven independent directors.

On April 7, 2015, the Board appointed Philip G. Satre as non-executive chairman of the Board. The Board also appointed the following committees: (1) an Audit Committee, (2) a Nominating and Corporate Governance Committee, and (3) a Compensation Committee. The membership of each committee is composed of not less than three independent members, as determined by the Board, and meets the independence and eligibility requirements of the NYSE and applicable law.  The members of each committee are appointed by and serve at the discretion of the Board until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. The chairperson of each committee is appointed by the Board.

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

The Audit Committee currently consists of Vincent L. Sadusky (chairman), Paget L. Alves, and Heather J. McGregor. Each member of the Audit Committee must meet the financial literacy requirement, as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. See “Item 16.A. Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial experts.

The Compensation Committee

The purpose of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation of the Parent’s executives and directors. The Compensation Committee is responsible for, among other things:

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

The Compensation Committee currently consists of Gianmario Tondato da Ruos (chairman), Alberto Dessy, and Paget L. Alves.

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

The Nominating and Corporate Governance Committee currently consists of James F. McCann (chairman), Alberto Dessy, and Philip G. Satre.

The charters for each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are available at www.igt.com; information contained thereon, including each committee charter, is not included in, or incorporated by reference into, this annual report on Form 20-F.

Indemnification of Members of the Board

The Parent has committed, to the fullest extent permitted under applicable law, to indemnify and hold harmless (and advance any expenses incurred, provided that the person receiving such advancement undertakes to repay such advances if it is ultimately determined such person was not entitled to indemnification), each of the Parent’s and IGT’s and their subsidiaries’ present and former directors, officers and employees against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation arising out of or related to such person’s service as a director, officer or employee of the Parent or International Game Technology or any of their subsidiaries at or prior to the completion of the Mergers.

The Articles and IGT’s certificate of incorporation and bylaws provide, and will continue to provide for the six years following the completion of the Mergers, for the exculpation and indemnification of, and advancement of expenses to, the Parent's and IGT's directors, officers and employees.

D. Employees

At December 31, 2017, the Company conducted business in approximately 100 countries on six continents and had 12,278 employees. Relations with the Company’s mid-level employees and production workers in Italy are subject to Italy’s national collective bargaining agreement for the metalworks industry. On December 1, 2000, a predecessor of the Company entered into an agreement with its mid-level employees and production workers supplementing the terms of the relevant national collective bargaining agreement. Relations with the Company’s executives in Italy are subject to the national collective bargaining agreement for executives in the metalworks industry. Most of the Company’s employees are not represented by any labor union. The Company believes that its relationship with its employees is generally satisfactory. During the last four years, the Company has not experienced any strike that significantly influenced its business activities. In the United States, three organizational units have elected representation by third-party union organizations. Collective bargaining agreements are in place with two of the organizational units and the Company is currently negotiating in good faith a collective bargaining agreement with the third organizational unit.

The Company is operated under four business segments supported by central corporate support functions.

Employees by Segment

	At December 31,
	2017	2016	2015
North America Gaming and Interactive (1) (2)	4,777	6,999	6,533
North America Lottery	2,608	2,482	2,514
International (2)	1,542	813	781
Italy (1) (2)	1,950	1,057	1,714
Corporate Support (1)	1,401	1,262	1,001
	12,278	12,613	12,543

1
A shift in population from Italy in 2015 to North America Gaming and Interactive and Corporate Support is attributable to a change in data collection methodology in how the organizational hierarchy is applied to the employee population. Headcount will be reported in line with 2016 methodology results on a going-forward basis.

2	In 2017, a re-organization transferred employees from North America Gaming and Interactive to the International and Italy organizations.

The chart above includes 172, 151, and 167 temporary employees as at December 31, 2017, 2016 and 2015, respectively.

At December 31, 2017, 31% of permanent employees were female and 18% of employees with the title of vice president or higher were female.

In 2017, 840 employees left the Company voluntarily. The staff voluntary attrition rate was 6.74%, compared to 7.47% in 2016 and 8.23% in 2015. Additionally, 708 employees had their employment involuntarily terminated, 478 of which were workforce reductions.

E.                         Share Ownership

The following table sets forth information, as of March 15, 2018, regarding the beneficial ownership of the Parent's ordinary shares, including:

•	each member of the Board;

•	each executive officer of the Parent; and

•	all members of the Board and executive officers, taken together.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, the Parent believes that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares of the Parent shown as beneficially owned by that shareholder. Percentage of beneficial ownership is based on approximately 203.45 million ordinary shares of the Parent outstanding as of March 12, 2018.

Name of Beneficial Owner	Number of Ordinary Shares(1)	Number of Ordinary Shares issuable upon exercise within 60 days(2)	Percentage(3)
Directors:
Philip G. Satre(4)	68,421	—	0.03
Paget L. Alves	20,241	—	0.01
Paolo Ceretti	24,046	—	0.01
Alberto Dessy	17,215	—	0.01
Marco Drago	20,986	—	0.01
Patti S. Hart	20,986	—	0.01
James F. McCann	89,496	—	0.04
Heather J. McGregor	1,102	—	less than 0.005
Lorenzo Pellicioli	18,164	—	0.01
Vincent L. Sadusky	29,293	—	0.01
Marco Sala	1,555,947	668,155	0.76
Gianmario Tondato da Ruos	15,951	—	0.01
Non-Director Executive Officers:
Renato Ascoli	340,898	129,289	0.17
Walter Bugno	430,585	256,174	0.21
Fabio Cairoli	55,354	20,838	0.03
Fabio Celadon	41,319	25,263	0.02
Mario Di Loreto	—	—	—
Alberto Fornaro	365,747	243,274	0.18
Robert Vincent	72,237	41,550	0.04
All Board members and executive officers as a group	3,187,988	1,384,543	1.56
________________________________________________________________________

1.
Includes shares issuable upon the exercise of options which are exercisable as of, or will become exercisable within 60 days after, March 15, 2018. For performance share units, fractional amounts have been rounded to the nearest whole number.

2.	For performance share units, fractional amounts have been rounded to the nearest whole number.

3.
Any securities not outstanding that are subject to options or conversion privileges exercisable within 60 days of March 15, 2018 are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by any person holding such securities and by all Board members and executive officers as a group, but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other individual person. Except where noted, percentages have been rounded to the nearest hundredth.

4.
Of the Number of Ordinary Shares listed for Philip G. Satre, 42,189 shares are held by the Philip G. Satre and Jennifer A. Satre Family Revocable Trust (of which Philip G. Satre is a trustee and beneficiary).

The table below sets forth the options on the Parent’s ordinary shares granted to each executive officer that were outstanding as of March 15, 2018. As of such date, none of the directors held outstanding options other than Marco Sala.  In addition, neither Fabio Cairoli nor Mario Di Loreto held any outstanding options as of such date. For each of the option grants listed below, the options are exercisable for ordinary shares of the Parent, and there is no purchase price applicable to the options other than the exercise price indicated below.

Name	Grant Date	Amount of Shares Underlying Grant	Amount Vested	Amount Unvested	Exercise Price	Expiration Date
Marco Sala	July 30, 2013	349,069	251,329	—	$21.74	May 27, 2019
	July 31, 2014	420,673	328,124	—	$20.29	May 26, 2020
	November 30, 2015	250,000	—	250,000	$15.53	(1)
Renato Ascoli	July 30, 2013	125,665	90,478	—	$21.74	May 27, 2019
Walter Bugno	July 26, 2012	93,218	72,710	—	$16.54	April 9, 2018
	July 30, 2013	93,085	67,021	—	$21.74	May 27, 2019
	July 31, 2014	117,521	91,666	—	$20.29	May 26, 2020
Fabio Celadon	July 30, 2013	10,704	7,706	—	$21.74	May 27, 2019
	July 31, 2014	17,094	13,333	—	$20.29	May 26, 2020
Alberto Fornaro	July 26, 2012	93,218	72,710	—	$16.54	April 9, 2018
	July 30, 2013	84,707	60,989	—	$21.74	May 27, 2019
	July 31, 2014	106,944	83,416	—	$20.29	May 26, 2020
Robert Vincent	July 30, 2013	12,101	8,712	—	$21.74	May 27, 2019
	July 31, 2014	32,051	24,999	—	$20.29	May 26, 2020
________________________________________________________________________

1.	Expiration is four years after the vesting date, which is currently expected to be on or about the date of the general shareholder meeting in 2018.

For a further discussion of stock-based employee compensation, please see “Notes to Consolidated Financial Statements—21. Stock-Based Compensation.”

Item 7.                 Major Shareholders and Related Party Transactions

A.	Major Shareholders

At March 12, 2018, the Parent's outstanding capital stock consisted of 203,460,707 ordinary shares having a nominal value of $0.10 per share, 203,460,707 special voting shares of $0.000001 each, and 50,000 sterling non-voting shares of £1 each, held by Elian Corporate Services (U.K.) Limited.

The following table sets forth information with respect to beneficial ownership of the Parent's ordinary shares by persons known by the Parent to beneficially own 5% or more of voting power as a result of their ownership of ordinary shares as of March 12, 2018.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percent of Ordinary Shares Owned	Percent of Voting Power
De Agostini S.p.A.	103,422,324	50.83%	50.83%

Immediately prior to effectiveness of the Mergers on April 7, 2015, De Agostini held 93,349,318 ordinary shares of GTECH, equal to approximately 53.30% of GTECH’s then-outstanding ordinary share capital, and its wholly-owned subsidiary, DeA Partecipazioni S.p.A., held 10,073,006 shares of GTECH, equal to approximately 5.75% of GTECH’s then-outstanding ordinary share capital, resulting in a consolidated ownership of approximately 59.05% of GTECH's then-outstanding share capital. In connection with the Mergers, the Parent issued 198,526,804 ordinary shares, which was the primary cause of the decrease in the percent of ordinary shares owned by De Agostini. Effective January 1, 2018, DeA Partecipazioni S.p.A. merged into De Agostini, resulting in the transfer of ownership of 10,073,006 ordinary shares from DeA Partecipazioni S.pA. to De Agostini.

De Agostini controls the Parent but does not have different voting rights from the Parent's other shareholders. However, through its voting power, De Agostini has the ability to significantly influence the decisions submitted to a vote of the Parent's shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity, and the incurrence of indebtedness. At March 13, 2018, B&D di Marco Drago e C. S.a.p.a. owned 69.54% of De Agostini.

The Parent's ordinary shares are listed and can be traded on the NYSE in U.S. dollars. The Parent's ordinary shares may be held in the following two ways:

•
beneficial interests in the Parent's ordinary shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee; and

•	in certificated form

At March 12, 2018, 203,459,350 of the Parent's ordinary shares were held on the U.S. ordinary share registry by 108 record holders. The U.S. ordinary share registry includes shares held through DTC and shares held by De Agostini. Shares held through DTC may be beneficially owned by holders within or outside of the U.S. The shares held by De Agostini are beneficially owned by an entity organized under the laws of Italy. At March 1, 2018, there were 203,460,707 special voting shares of the Parent outstanding, which are all held by Computershare Company Nominees Limited in its capacity as the nominee appointed by the Parent to hold the special voting shares under the terms of the Parent’s loyalty share plan.

The Parent's special voting shares are not listed on the NYSE and will be transferable only in very limited circumstances. For more information regarding the Special Voting Shares, please see “Item 10.B Memorandum and Articles of Association—Loyalty Plan.”

B.	Related Party Transactions

The Company engages in business transactions with certain related parties , which include (i) entities and individuals capable of exercising control, joint control, or significant influence over the Company, (ii) De Agostini or entities directly or indirectly controlled by De Agostini and (iii) unconsolidated subsidiaries or joint ventures of the Company. Members of the Company’s Board of Directors, executives with authority for planning, directing and controlling the activities of the Company and such Directors' and executives' close family members are also considered related parties.
The Company generally carries out transactions with related parties on commercial terms that are normal in their respective markets, considering the characteristics of the goods or services involved. For a further discussion of transactions with related parties, please see “Notes to Consolidated Financial Statements - 24. Related Party Transactions.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.                 Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for the Company's Consolidated Financial Statements including the Notes thereto and reports of its independent registered accounting firm. The Company has not yet implemented a formal policy on dividend distributions.

B.	Significant Changes

Not applicable.

Item 9.                 The Offer and Listing

A.	Offer and Listing Details

On April 7, 2015, the Parent's ordinary shares began trading on the NYSE under the symbol “IGT.”  The following tables set forth the high and low prices of the Parent's ordinary shares as reported on the NYSE for each of the periods indicated:

Ordinary Share Price

	NYSE
Reference Date	High	Low
Year
2017	$29.36	$17.25
2016	$32.07	$12.48
2015	$21.23	$14.34

	NYSE
Reference Date	High	Low
Quarter
Fourth Quarter 2017	$29.36	$22.34
Third Quarter 2017	$24.92	$17.92
Second Quarter 2017	$23.98	$17.25
First Quarter 2017	$28.15	$23.01
Fourth Quarter 2016	$32.07	$22.95
Third Quarter 2016	$24.95	$17.83
Second Quarter 2016	$19.91	$16.65
First Quarter 2016	$18.37	$12.48

	NYSE
Reference Date	High	Low
Month
March 2018 (up to and including March 14, 2018)	$30.82	$25.95
February 2018	$29.89	$25.10
January 2018	$29.51	$26.41
December 2017	$28.29	$25.82
November 2017	$29.36	$23.30
October 2017	$25.16	$22.34
September 2017	$24.92	$20.00

On March 14, 2018, the last reported daily closing price of the Parent's ordinary shares as reported was $30.74 per share on the NYSE.

B.	Plan of Distribution
Not applicable.

C.	Markets
The Parent's outstanding ordinary shares are listed on the NYSE under the symbol “IGT.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

Item 10.                          Additional Information

A.	Share Capital

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

Board of directors (the “Board”)

Directors’ interests

Except as otherwise provided in the Articles, a director may not vote on or be counted in the quorum in relation to a resolution of the directors or committee of the directors concerning a matter in which he has a direct or indirect interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Parent), including with respect to compensation, but this prohibition does not apply to any interest arising only because a resolution concerns any of the following matters:

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

General meetings and notices

The Board has the power to call a general meeting of shareholders at any time. The Board shall determine whether a general meeting (including an annual general meeting) is to be held as a physical general meeting or an electronic general meeting (or a combination thereof). In addition, the Board must convene such a meeting if it has received requests to do so from shareholders representing at least 5% of the paid up share capital of the Parent as carries voting rights at general meetings in accordance with section 303 of the CA 2006.

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

The notice of a general meeting will be given to the shareholders (other than any who, under the provisions of the Articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the Board, to the beneficial owners nominated to enjoy information rights under the CA 2006, and to the auditors. The shareholders entitled to receive notice of a general meeting are those on the register at the close of business on a day determined by the directors. Under English law, the Parent is required to hold an annual general meeting within six months from the day following the end of its fiscal year and, subject to the foregoing, the meeting may be held at a time and place (whether physical or electronic or a combination thereof) determined by the Board whether within or outside of the U.K.

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

Loyalty Plan

Scope

The Parent has implemented a loyalty plan connected with its Special Voting Shares (the “Loyalty Plan”), the purpose of which is to reward long-term ownership of the Parent's ordinary shares and promote stability of the Parent's shareholder base by granting long-term shareholders, subject to certain terms and conditions, with the equivalent of 1.9995 votes for each ordinary share that they hold.  A copy of the Loyalty Plan Terms and Conditions is available on the Company's website, together with some Frequently Asked Questions.

Characteristics of Special Voting Shares

Each Special Voting Share carries 0.9995 votes.  The Special Voting Shares and ordinary shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes (save upon a resolution in respect of any proposed termination of the Loyalty Plan).

The Special Voting Shares have only minimal economic entitlements.  Such economic entitlements are designed to comply with English law but are immaterial for investors.

Issue

The number of Special Voting Shares on issue equals the number of ordinary shares on issue.  A nominee appointed by the Parent (the “Nominee”), which is currently Computershare Company Nominees Limited, holds the Special Voting Shares on behalf of the shareholders of the Parent as a whole, and will exercise the voting rights attached to those shares in accordance with the Articles.

Participation in the Loyalty Plan

In order to become entitled to elect to participate in the Loyalty Plan, a person must maintain ownership in accordance with the terms and conditions of the Loyalty Plan for a continuous period of three years or more (an “Eligible Person”).  This means that no person, other than the Nominee, will be entitled to exercise any rights in Special Voting Shares until at least April 7, 2018, the third anniversary of the Mergers.

An Eligible Person may elect to participate in the Loyalty Plan by submitting a validly completed and signed election form (the “Election Form”) and, if applicable, the requisite custodial documentation, to the Parent’s designated agent (the “Agent”). The Election Form is available on the Company's website. Upon receipt of a valid Election Form and, if applicable, custodial documentation, the Agent will register the relevant ordinary shares in a separate register (the “Loyalty Register”). For so long as an Eligible Person’s ordinary shares remain in the Loyalty Register, they may not be sold, disposed of, transferred, pledged or subjected to any lien, fixed or floating charge or other encumbrance, except in very limited circumstances.

Voting arrangements

The Nominee will exercise the votes attaching to the Special Voting Shares held by it from time to time at a general meeting or a class meeting: (a) in respect of any Special Voting Shares associated with ordinary shares registered in the Loyalty Register, in the same manner as the Eligible Person exercises the votes attaching to those IGT PLC ordinary shares; and (b) in respect of all other Special Voting Shares, in the same percentage as the outcome of the vote of any general meeting (taking into account any votes exercised pursuant to (a) above).

The proxy or voting instruction form in respect of an Eligible Person’s ordinary shares entered in the Loyalty Register will contain an instruction and authorization in favor of the Nominee to exercise the votes attaching to the Special Voting Shares associated with those ordinary shares in the same manner as that Eligible Person exercises the votes attaching to those ordinary shares.

Transfer or withdrawal

If, at any time and for any reason, one or more ordinary shares are de-registered from the Loyalty Register , or any ordinary shares in the Loyalty Register are sold, disposed of, transferred, pledged or subjected to any lien, fixed or floating charge or other encumbrance, the Special Voting Shares associated with those ordinary shares will cease to confer on the Eligible Person any voting rights (or any other rights) in connection with those Special Voting Shares and such person will cease to be an Eligible Person in respect of those Special Voting Shares.

A shareholder may request the de-registration of their ordinary shares from the Loyalty Register at any time by submitting a validly completed Withdrawal Form to the Agent.  The Agent will release the ordinary shares from the Loyalty Register within three business days thereafter.  Upon de-registration from the Loyalty Register, such ordinary shares will be freely transferable.  From the date on which the Withdrawal Form is processed by the Agent, the relevant shareholder will be considered to have waived their rights in respect of the relevant Special Voting Shares.

Termination of the Plan

The Loyalty Plan may be terminated at any time with immediate effect by a resolution passed on a poll taken at a general meeting with the approval of members representing 75% or more of the total voting rights attaching to the ordinary shares of members who, being entitled to vote on that resolution, do so in person or by proxy.  For the avoidance of doubt, the votes attaching to the Special Voting Shares will not be exercisable upon such resolution.

Transfer

The Special Voting Shares may not be transferred, except in exceptional circumstances, e.g., for transfers between Loyalty Plan nominees.

Repurchase or redemption

Special Voting Shares may only be purchased or redeemed by the Parent in limited circumstances, including to reduce the number of Special Voting Shares held by the Nominee in order to align the aggregate number of ordinary shares and Special Voting Shares in issue from time to time, upon termination of the Loyalty Plan or pursuant to an off-market purchase arrangement.  Special Voting Shares may be redeemed for nil consideration and repurchased for (depending on the circumstances) nil consideration or their nominal value.

C.	Material Contracts

 Voting Agreement

In connection with the Merger Agreement, on July 15, 2014, the Parent and IGT entered into a voting agreement (the “Voting Agreement”) with De Agostini.  The Voting Agreement requires that, from and after April 7, 2015 until April 7, 2018, De Agostini will vote all of the Parent's ordinary shares then owned in favor of any proposal or action so as to effect and preserve the board and executive officer composition of the Parent in place immediately following the Mergers.  Pursuant to the Voting Agreement, De Agostini is restricted from transferring any covered ordinary shares of the Parent to any affiliate prior to April 7, 2018, unless the affiliate agrees to be bound by the Voting Agreement.

The Voting Agreement will expire on April 7, 2018.  All determinations regarding any dispute between the Parent, International Game Technology, and De Agostini following the effective times of the Mergers will be made by a committee of independent directors of the Parent who are not directors, officers, or employees of De Agostini.

Agreements Related to the Italian Lotto Concession

In March 2016, the Parent, through its subsidiary Lottomatica, Italian Gaming Holding a.s. ("IGH"), Arianna 2001, and Novomatic Italia (the "Consortium") entered into a consortium agreement (the "Consortium Agreement") to bid on the Italian Gioco del Lotto service concession (the “Lotto Concession”). On May 16, 2016, the Consortium was awarded management of the Lotto Concession for a nine-year term. Under the terms of the Consortium Agreement, Lottomatica is the principal operating partner to fulfill the requirements of the Lotto Concession. According to the bid procedure and Consortium Agreement, a joint venture company called Lottoitalia s.r.l ("Lottoitalia") has been established with Lottomatica having 61.5% equity ownership interest, and the remainder of the equity ownership shared among the other three Consortium members. The Consortium Agreement provides that, in certain cases, IGH may exercise a put option to sell its entire interest in Lottoitalia to Lottomatica or Lottomatica may exercise a call option to acquire IGH's entire interest in Lottoitalia. For a further discussion of these call and put rights, please see “Notes to Consolidated Financial Statements—17. Redeemable Non-Controlling Interest.”

Illinois Contract Letter Agreement

Commencing in July 2011, the Company provided lottery management services in Illinois through Northstar Lottery Group, LLC (“Northstar”), a consortium in which a subsidiary of the Parent, IGT Global Solutions Corporation ("IGT Global") holds an 80% controlling interest.  IGT Global provided certain hardware, equipment, software, and support services to Northstar under a supply agreement (the "IGT Supply Agreement").  On December 9, 2014, the Illinois Department of Lottery and Northstar entered into an agreement (the “Termination Agreement”) to terminate their relationship under the private management agreement (the “PMA”) between them.

In 2015, the Illinois Attorney General questioned the validity of the Termination Agreement which resulted in Northstar, IGT Global, and Scientific Games International, Inc. entering into a Letter Agreement (the “Letter Agreement”) with the State of Illinois and the Illinois Department of Lottery, effective September 18, 2015, that superseded the Termination Agreement. The Letter Agreement sets forth the terms governing the termination of the PMA, the transition services to be provided by Northstar, and the amendment and expiration terms of the IGT Supply Agreement.  Under the terms of the Letter Agreement and extensions thereof, the PMA terminated effective as of January 1, 2018, the IGT Supply Agreement was assigned by Northstar to the new private manager of the Illinois Lottery, and the term of the IGT Supply Agreement was extended through April 1, 2019.  The new private manager can terminate the IGT Supply Agreement on thirty (30) days prior written notice to IGT Global.  The Letter Agreement also provides that as consideration for the shortened IGT Supply Agreement (which was originally set to expire in June 2021), IGT Global will be paid a fee.

Related Party Agreements

For a discussion of the Company's related party transactions, please see “Notes to Consolidated Financial Statements—24.  Related Party Transactions.”

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

Each U.S. holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of acquiring, owning or disposing of the Parent's ordinary shares if the Parent is or becomes classified as a PFIC, including the possibility of making a mark-to-market election. The remainder of the discussion below assumes that the Parent is not a PFIC, has not been a PFIC and will not become a PFIC in the future.

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

Dividends

The Parent will not be required to withhold U.K. tax at the source from dividend payments it makes.

U.K. resident individual shareholders

Individual shareholders are no longer entitled to credit in respect of any dividend received from the Parent. Instead, and to the extent that the dividends they receive (whether from the Parent or other companies) exceed the tax free dividend allowance (£5,000 for the current tax year and £2,000 for the tax year beginning on April 6, 2018), they are taxed on such dividends at either 7.5% (for shareholders who are liable to tax only at the basic rate), 32.5% (for shareholders who are liable to pay tax at the higher rate) or 38.1% (for shareholders who are liable to pay tax at the additional rate).

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

If the conditions for exemption are not met or cease to be satisfied, or such a corporate shareholder elects an otherwise exempt dividend to be taxable, the shareholder will be subject to U.K. corporation tax on dividends received from the Parent, at the rate of corporation tax applicable to that corporate shareholder (currently 19%).

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

Dividends, however, are fully subject to tax in the following circumstances: (i) dividends paid to taxpayers using IAS/IFRS in relation to shares deemed to be “held for trading” pursuant to art. 2 of the Ministerial Decree 10 January 2018; or (ii) dividends paid in relation to shares acquired through repurchase transactions, stock lending and similar transactions, unless the beneficial owner of such dividends would have benefited from the 95% exemption described in the above paragraph.

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

Italian resident corporations

Capital gains realized through the disposal of the Parent's ordinary shares by Italian Shareholders which are companies subject to IRES benefit from a 95% exemption (referred to as the “Participation Exemption Regime”), if the following conditions are met:

i.                  the shares have been held continuously from the first day of the 12th month preceding the disposal; and

ii.               the shares were accounted for as a long-term investment in the first balance sheet closed after the acquisition of the shares (for companies adopting IAS/IFRS, shares are considered to be a long-term investment if they are different from those deemed to be “held for trading” pursuant to art. 2 of the Ministerial Decree 10 January 2018).

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

The Parent files reports, including annual reports on Form 20-F, furnishes current reports on Form 6-K and discloses other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be read without charge and copied, upon payment of prescribed rates, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  To obtain information on the operation of the public reference facility, the telephone number is 1-800-SEC-0330.  Any SEC filings may also be accessed by visiting the SEC’s website at www.sec.gov.

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

Depending upon the risk assessment, the Company uses selected derivative hedging instruments, including principally interest rate swaps and foreign currency forward contracts, for the purposes of managing interest rate risk and currency risks arising from its operations and sources of financing. The Company's policy is not to enter into such contracts for speculative purposes. The Company's accounting policies and disclosures regarding its derivatives are set out in Note 8 to the Consolidated Financial Statements.

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

In 2017 and 2016, the Company's exposure to floating rates of interest related primarily to the Revolving Credit Facilities due 2021, the Term Loan Facility due 2023 and the Term Loan Facilities due 2019.

At December 31, 2017 and 2016, the Company held $625.0 million (notional amount) in interest rate swaps that effectively convert $625.0 million of the 6.250% Senior Secured Notes due 2022 from fixed interest rate debt to variable rate debt. At December 31, 2017 and 2016, approximately 30% and 25% of the Company's net debt portfolio was exposed to interest rate fluctuations, respectively.

A hypothetical 10 basis points increase in interest rates for 2017, 2016 and 2015, with all other variables held constant, would have resulted in incremental pre-tax losses of approximately $2.5 million, $2.0 million and $2.4 million, respectively.

Costs to Fund Jackpot Liabilities

Fluctuations in prime, treasury and agency rates due to changes in market and other economic conditions directly impact the Company's cost to fund jackpots and corresponding gaming operating income. If interest rates decline, jackpot cost increases and operating income decreases. The Company estimates a hypothetical decline of one percentage point in applicable interest rates would have reduced operating income by approximately $9.0 million and $10.2 million in 2017 and 2016, respectively. The Company does not manage this exposure with derivative financial instruments.

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

The principal foreign currency to which the Company is exposed is the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have resulted in incremental pre-tax losses of approximately $362.2 million, $337.0 million and $357.4 million for 2017, 2016 and 2015, respectively.

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

At December 31, 2017, the Company had forward contracts for the sale of approximately $333.9 million of foreign currency (primarily euro and British pounds) and the purchase of approximately $227.5 million of foreign currency (primarily U.S. dollars, Canadian dollars and Swedish krona).

At December 31, 2016, the Company had forward contracts for the sale of approximately $339.3 million of foreign currency (primarily euro and British pounds) and the purchase of approximately $146.2 million of foreign currency (primarily U.S. dollars, Canadian dollars and Swedish krona).

Translation Risk

Certain of the Company's subsidiaries are located in countries that are outside of the United States, in particular the Eurozone. As the Company's reporting currency is the U.S. dollar, the income statements of those entities are converted into U.S. dollars using the average exchange rate for the period, and while revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in U.S. dollars. The monetary assets and liabilities of consolidated entities that have a reporting currency other than the U.S. dollar are translated into U.S. dollars at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the consolidated statements of changes in equity within other reserves.

The Company's foreign currency exposure primarily arises from changes between the U.S. dollar and the euro and the U.S. dollar and Swedish krona. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have reduced equity by $94.2 million, $77.1 million and $42.1 million for 2017, 2016 and 2015, respectively. A hypothetical 10% decrease in the U.S. dollar to Swedish krona exchange rate, with all other variables held constant, would have reduced equity by $21.9 million, $18.2 million and $18.6 million for 2017, 2016 and 2015, respectively.

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

The Company enters into commercial transactions only with recognized, creditworthy third parties. A significant portion of trade receivables are from government lottery entities which the Company considers to pose insignificant credit risk. Additionally, the Company does not have significant credit risk to any one customer. Geographically, credit risk is concentrated as follows:

	December 31,
	2017		2016
(in thousands)	$	%	$	%
Italy	424,918	37.0	398,688	36.4
United States	291,729	25.4	300,220	27.4
Latin America	189,730	16.5	189,518	17.3
Europe and Africa	203,628	17.7	141,898	12.9
Other	38,781	3.4	66,083	6.0
	1,148,786	100.0	1,096,407	100.0

Reconciliation to Balance Sheet:
Trade receivables, net (1)	922,528		932,672
Customer financing receivables, net - current (Note 6)	151,360		109,773
Customer financing receivables, net - non-current (Note 6)	74,898		53,962
	1,148,786		1,096,407
 _________________________________________________________________

1	Amount presented excludes trade receivables due from related parties.

 Commodity Price Risk

The Company's exposure to commodity price changes is not considered material and is managed through its procurement and sales practices.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividends Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See the discussion of the Mergers in “Item 4. Information on the Company - A. History and Development of the Company-Acquisition of International Game Technology” and the description of the loyalty scheme in “Item 10. Additional Information - B. Memorandum and Articles of Association - Loyalty Plan.”

Item 15.	Controls and Procedures

Restatement of previously issued financial statements

As reported in the Company's press release, furnished on Form 6-K to the SEC on February 13, 2018, management recommended to the Company's Audit Committee that the Company's consolidated financial statements for the year ended December 31, 2016, be restated to classify the upfront payment of $665.3 million, made in two installments in 2016 to the Italian governmental authority in connection with the Italian Gioco del Lotto service concession from an investing activity to an operating activity in the Company's consolidated Statements of Cash Flows.

As a result, the Company determined that there was a material weakness in internal control over financial reporting as of December 31, 2016.

Disclosure Controls and Procedures

Management maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the Company’s reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)  is recorded, processed, summarized and reported within time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating its disclosure controls and procedures, the Company recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as the Company's are designed to do.

As required by Rule 13a-15(b) under the Exchange Act, an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2017 was conducted under the supervision and with the participation of its management including its Chief Executive Officer and Chief Financial Officer.  Solely because of the material weakness in internal control over financial reporting described below, its Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures were not effective as of December 31, 2017.

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

The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2017 based upon the framework presented in “Internal Control-Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2017 due to the material weakness discussed below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the restatement of its consolidated Statement of Cash Flows for the year ended December 31, 2016, the Company identified a material weakness in its internal control over financial reporting as the Company did not maintain effective internal controls related to the identification, evaluation, and documentation of significant judgments related to the classification on the Statement of Cash Flows of significant non-recurring transactions, such as the material upfront payments made in connection with the Italian Gioco del Lotto service concession. This control deficiency could result in a misstatement of the Statement of Cash Flows that would result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2017 as stated in their report appearing under Item 18 on page F-2.

Remediation Plan

During the second half of the 2017 financial reporting process, management began a process to enhance the Company’s internal control over financial reporting to identify, evaluate, and document significant judgments related to the classification on the Statement of Cash Flows of significant non-recurring transactions, such as the material upfront payments made in 2016 to the Italian governmental authority. The enhancements included:

(i)	expanding staffing and resources dedicated to technical accounting and financial reporting,

(ii)	formalization of the process to identify and document significant judgments related to the classification on the Statement of Cash Flows of significant non-recurring transactions, and

(iii)
utilizing professional services from external advisers to supplement internal resources and provide the Company with access to additional technical resources that management uses in their evaluation of complex accounting matters related to the Statement of Cash Flows.

Since the remediation plan has been in place, there have not been enough opportunities to conclude, through testing, that the material weakness was remediated as of December 31, 2017.

Changes in Internal Control over Financial Reporting

The activities described under the heading Remediation Plan above are changes that have materially affected, or are reasonably likely to materially affect, the effectiveness of the Company’s internal control over financial reporting during the annual period ended December 31, 2017.

Item 16.

A.	Audit Committee Financial Expert

The Company's Board of Directors has determined that Vincent L. Sadusky, chairman of the Audit Committee, is an audit committee financial expert. He is an independent director under the NYSE standards.

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

“PwC Entities” means PricewaterhouseCoopers LLP, the auditor of the Company, as well as all of the foreign entities belonging to the PwC network.

Aggregate fees for professional services and other services rendered by PwC Entities in 2017 and 2016 were approximately:

	For the year ended December 31,
($ thousands)	2017	2016
Audit fees	14,582	15,497
Audit-related fees	204	1,660
Tax fees	552	643
All other fees	134	853
	15,472	18,653

•	Audit fees consist of fees billed for professional services in connection with the annual financial statements.

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

None.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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
PART III

Item 17.	Financial Statements

The Company has responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this annual report on Form 20-F.

Item 19.	Exhibits

A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits immediately following this Item 19.

INDEX TO EXHIBITS

Exhibit	Description

1.1
Articles of Association of International Game Technology PLC, adopted April 7, 2015, and amended May 22, 2017 (incorporated herein by reference to Exhibit 99.2 of the Company’s Form 6-K furnished to the SEC on June 1, 2017).

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

2.1	International Game Technology PLC Loyalty Plan Terms and Conditions, adopted April 7, 2015, and amended December 24, 2017 and March 7, 2018.

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

2.3
Senior Facilities Agreement dated November 4, 2014, as amended April 2, 2015, October 29, 2015, and July 10, 2017 for the US$1,800,000,000 and €1,050,000,000 multicurrency revolving credit facilities among GTECH S.p.A., as the Parent and a Borrower; GTECH Corporation, as a Borrower; J.P. Morgan Limited and Mediobanca — Banca di Credito Finanziario S.p.A., as the Global Coordinators, Bookrunners, and Mandated Lead Arrangers; the entities listed in Part III of Schedule I thereto, as the Bookrunners and Mandated Lead Arrangers, the entities listed in Part IV of Schedule I thereto, as the Mandated Lead Arrangers; the entities listed in Part V of Schedule I thereto, as the Arrangers, the financial institutions listed in Part IIA of Schedule I thereto, as the Original Lenders; The Royal Bank of Scotland plc, as the Agent; The Royal Bank of Scotland plc, as the Issuing Agent; KeyBank National Association, as the Swingline Agent; and the financial institutions listed in Part IIB of Schedule I thereto, as the Original US Dollar Swingline Lenders (incorporated herein by reference to Exhibit 99.4 of the Company’s Form 6-K furnished to the SEC on August 1, 2017).

2.4
Senior Facilities Agreement dated July 25, 2017 for the €1,500,000,000 term loan facilities among International Game Technology PLC, as the Borrower; Bank of America Merrill Lynch International Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as Global Coordinators, Bookrunners, and Mandated Lead Arrangers; BNP Paribas, Italian Branch, Banca IMI S.p.A., and UniCredit Bank AG, Milan Branch, as Bookrunners and Mandated Lead Arrangers; Barclays Bank PLC, Credit Agricole Corporate & Investment Bank, Milan Branch, ING Bank N.V. - Milan Branch, National Westminster Bank PLC, Socgen Inversiones Financiers S.A.U., The Bank of Nova Scotia, and Credit Suisse AG, Milan Branch as Mandated Lead Arrangers; Mediobanca - Banca di Credito Finanziario S.p.A., as the Agent; and others (incorporated herein by reference to Exhibit 99.3 of the Company’s Form 6-K furnished to the SEC on August 1, 2017).

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

2.11
Amendment No. 4 dated as of February 28, 2018 among International Game Technology, as the Company; Wells Fargo Bank, National Association, as the Trustee; and The Royal Bank of Scotland PLC, as Security Agent, to the Indenture dated as of June 15, 2009, as supplemented by the First Supplemental Indenture dated as of June 15, 2009.

2.12
Second Supplemental Indenture dated as of June 8, 2010 between International Game Technology, as the Company, and Wells Fargo Bank, National Association, as the Trustee (Creating a Series of Securities Designated 5.500% Notes due 2020) (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by International Game Technology on June 8, 2010).

2.13
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

2.14
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

2.16
Third Supplemental Indenture dated as of September 19, 2013 between International Game Technology, as the Company, and Wells Fargo Bank, National Association, as the Trustee (Creating a Series of Securities Designated 5.350% Notes due 2023) (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by International Game Technology on September 19, 2013).

Exhibit	Description
2.17
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

2.18
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

2.19
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

4.4
GTECH 2013-2019 Stock Option Plan (incorporated herein by reference to Exhibit 99.5 to the Post-Effective Amendment No. 1 on Form S-8 to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.5
GTECH 2014-2020 Stock Option Plan (incorporated herein by reference to Exhibit 99.6 to the Post-Effective Amendment No. 1 on Form S-8 to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.6
GTECH 2014-2018 Share Allocation Plan (incorporated herein by reference to Exhibit 99.10 to the Post-Effective Amendment No. 1 on Form S-8 to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.7
International Game Technology PLC 2015 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F filed by International Game Technology PLC on April 29, 2016).

4.8
The Lotto Concession for the activation and operation of the network for the national lotto game between the Agenzia delle Dogane e dei Monopoli and Lottoitalia S.r.l., issued April 14, 2016, expiring November 30, 2025 (incorporated herein by reference to Exhibit 4.20 of the Company's Annual Report on Form 20-F filed by International Game Technology PLC on April 20, 2017).

4.9
Instant Ticket Concession for the operation of the national instant ticket lottery games between the Amministrazione Autonoma dei Monopoli di Stato (now known as Agenzia delle Dogane e dei Monopoli) and Lotterie Nazionali S.r.l., issued and effective from October 1, 2010, expiring September 30, 2019, extended to September 2028.

Exhibit	Description
8.1	List of subsidiaries of the registrant.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ Alberto Fornaro
Name: Alberto Fornaro
Title: Chief Financial Officer

Dated:  March 15, 2018

ITEM 18. FINANCIAL STATEMENTS

INTERNATIONAL GAME TECHNOLOGY PLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of International Game Technology PLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of International Game Technology PLC and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to ineffective controls over the identification, evaluation, and documentation of significant judgments related to the classification of significant non-recurring transactions on the statement of cash flows.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Restatement of Previously Issued Financial Statements

As discussed in Note 1 to the consolidated financial statements, the Company has restated its 2016 financial statements to correct misstatements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 15, 2018

We have served as the Company’s auditor since 2015.

International Game Technology PLC
Consolidated Balance Sheets
($ thousands, except par value and number of shares)

	December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	1,057,418	294,094
Restricted cash and investments	248,012	247,222
Trade and other receivables, net	937,854	947,237
Inventories	319,545	347,494
Other current assets	407,520	424,727
Income taxes receivable	94,168	28,792
Total current assets	3,064,517	2,289,566
Systems, equipment and other assets related to contracts, net	1,434,194	1,199,674
Property, plant and equipment, net	193,723	357,841
Goodwill	5,723,815	6,810,012
Intangible assets, net	2,273,460	2,874,031
Other non-current assets	2,427,953	1,497,662
Deferred income taxes	41,546	31,376
Total non-current assets	12,094,691	12,770,596
Total assets	15,159,208	15,060,162

Liabilities, redeemable non-controlling interests, and shareholders' equity
Current liabilities:
Accounts payable	1,240,753	1,216,079
Other current liabilities	1,780,875	1,097,045
Current portion of long-term debt	599,114	77
Income taxes payable	55,935	28,590
Total current liabilities	3,676,677	2,341,791
Long-term debt, less current portion	7,777,445	7,863,085
Deferred income taxes	491,460	761,924
Income taxes payable	55,665	—
Other non-current liabilities	446,113	444,556
Total non-current liabilities	8,770,683	9,069,565
Total liabilities	12,447,360	11,411,356
Commitments and contingencies (Note 16)
Redeemable non-controlling interests	356,917	223,141
Shareholders’ equity
Common stock, par value $0.10 per share; 203,446,572 and 202,285,166 shares issued and outstanding at December 31, 2017 and 2016, respectively	20,344	20,228
Additional paid-in capital	2,676,854	2,849,761
Retained (deficit) earnings	(1,032,372)	38,067
Accumulated other comprehensive income	340,169	160,643
Total IGT PLC’s shareholders’ equity	2,004,995	3,068,699
Non-controlling interests	349,936	356,966
Total shareholders’ equity	2,354,931	3,425,665
Total liabilities, redeemable non-controlling interests, and shareholders’ equity	15,159,208	15,060,162
The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Operations
($ and shares in thousands, except per share amounts)

	For the year ended December 31,
	2017	2016	2015
Service revenue	4,136,556	4,375,586	3,977,693
Product sales	802,403	778,310	711,363
Total revenue	4,938,959	5,153,896	4,689,056

Cost of services	2,553,083	2,553,479	2,417,315
Cost of product sales	579,431	582,358	520,343
Selling, general and administrative	816,093	945,824	795,252
Research and development	313,088	343,531	277,401
Restructuring expense	39,876	27,934	76,896
Impairment loss	715,220	37,744	12,497
Transaction (income) expense, net	(26,740)	2,590	49,396
Total operating expenses	4,990,051	4,493,460	4,149,100

Operating (loss) income	(51,092)	660,436	539,956

Interest income	10,436	12,840	17,681
Interest expense	(458,899)	(469,268)	(457,984)
Foreign exchange (loss) gain, net	(443,977)	101,040	5,611
Other (expense) income, net	(33,393)	18,365	(122,295)
Total non-operating expenses	(925,833)	(337,023)	(556,987)

(Loss) income before (benefit from) provision for income taxes	(976,925)	323,413	(17,031)

(Benefit from) provision for income taxes	(29,414)	59,206	38,896

Net (loss) income	(947,511)	264,207	(55,927)

Less: Net income attributable to non-controlling interests	55,400	45,413	19,647
Less: Net income attributable to redeemable non-controlling interests	65,665	7,457	—
Net (loss) income attributable to IGT PLC	(1,068,576)	211,337	(75,574)

Net (loss) income attributable to IGT PLC per common share - basic	(5.26)	1.05	(0.39)
Net (loss) income attributable to IGT PLC per common share - diluted	(5.26)	1.05	(0.39)

Weighted-average shares - basic	203,130	201,511	192,398
Weighted-average shares - diluted	203,130	202,214	192,398

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Comprehensive Income
($ thousands)

	For the year ended December 31,
	2017	2016	2015
Net (loss) income	(947,511)	264,207	(55,927)

Other comprehensive income (loss), before tax:

Change in foreign currency translation:
Foreign currency translation adjustments	182,791	(49,881)	60,079
Reclassification of loss to net income	—	118	—
Total foreign currency translation adjustments	182,791	(49,763)	60,079

Change in unrealized (loss) gain on cash flow hedges:
Unrealized (loss) gain on cash flow hedges	(6,610)	8,351	(594)
Reclassification of loss (gain) to net income	1,744	(5,218)	(244)
Total change in unrealized (loss) gain on cash flow hedges	(4,866)	3,133	(838)

Unrealized (loss) gain on available-for-sale securities	(678)	8,772	(3,046)

Unrealized (loss) gain on defined benefit plans	(120)	(682)	395

Other comprehensive income (loss), before tax	177,127	(38,540)	56,590

Income tax benefit (provision) related to items of other comprehensive income	1,936	4,548	(17,259)
Other comprehensive income (loss)	179,063	(33,992)	39,331

Total comprehensive (loss) income	(768,448)	230,215	(16,596)

Less: Total comprehensive income attributable to non-controlling interests	54,937	45,616	19,343
Less: Total comprehensive income attributable to redeemable non-controlling interests	65,665	7,457	—
Total comprehensive (loss) income attributable to IGT PLC	(889,050)	177,142	(35,939)

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Cash Flows
($ thousands)

	For the year ended December 31,
	2017	2016	2015
		Restated
Cash flows from operating activities
Net (loss) income	(947,511)	264,207	(55,927)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Impairment loss	715,220	37,744	12,497
Foreign exchange loss (gain), net	443,977	(101,040)	(5,611)
Amortization	401,355	492,021	410,264
Depreciation	401,085	390,448	369,564
Service revenue amortization	209,774	116,980	107,812
Loss on extinguishment of debt	25,733	—	73,806
Debt issuance cost amortization	23,217	18,347	40,366
Stock-based payment expense	4,704	26,346	36,067
Gain on sale of Double Down Interactive LLC	(51,348)	—	—
Deferred income tax provision	(296,265)	(153,649)	(149,241)
Other non-cash costs, net	25,768	(142)	50,626
Changes in operating assets and liabilities, excluding the effects of disposition and acquisitions:
Trade and other receivables	45,465	(23,758)	83,218
Inventories	51,406	(76,321)	10,219
Upfront Italian license fees	(244,698)	(665,260)	—
Accounts payable	(3,031)	(22,855)	(53,762)
Other assets and liabilities	(118,923)	(21,736)	(160,330)
Net cash provided by operating activities	685,928	281,332	769,568

Cash flows from investing activities
Proceeds from sale of Double Down Interactive LLC, net of cash divested	823,788	—	—
Proceeds from sale of assets	167,452	185,798	230,587
Capital expenditures	(698,010)	(541,943)	(376,521)
Acquisition of IGT, net of cash acquired	—	—	(3,241,415)
Other	5,435	40,160	51,939
Net cash provided by (used in) investing activities	298,665	(315,985)	(3,335,410)

Cash flows from financing activities
Principal payments on long-term debt	(1,754,259)	(357,513)	(2,714,867)
Dividends paid	(162,528)	(161,179)	(209,589)
Return of capital - non-controlling interests	(52,352)	(35,407)	(30,568)
Dividends paid - non-controlling interests	(50,601)	(32,717)	(29,156)
Payments in connection with the early extinguishment of debt	(38,832)	—	(79,526)
Return of capital - redeemable non-controlling interests	(32,039)	—	—
Debt issuance costs paid	(16,378)	(10,825)	(84,859)
Dividends paid - redeemable non-controlling interests	(7,307)	—	—
Net (payments of) receipts from financial liabilities	(150)	30,595	(21,539)
Capital increase - non-controlling interests	41,011	40,771	9,049
Capital increase - redeemable non-controlling interests	107,457	215,684	—
Proceeds from long-term debt	1,762,270	—	6,521,991
Payments to withdrawing shareholders	—	—	(407,759)
Payments on bridge facility	—	—	(51,409)
Payments in connection with note consents	—	—	(29,022)
Proceeds from interest rate swaps	—	—	67,773
Other	(43,264)	(1,548)	(20,353)
Net cash (used in) provided by financing activities	(246,972)	(312,139)	2,920,166

Net increase (decrease) in cash and cash equivalents	737,621	(346,792)	354,324
Effect of exchange rate changes on cash	25,703	13,402	(34,262)
Cash and cash equivalents at the beginning of the period	294,094	627,484	307,422
Cash and cash equivalents at the end of the period	1,057,418	294,094	627,484

International Game Technology PLC
Consolidated Statements of Cash Flows
($ thousands)

	For the year ended December 31,
	2017	2016	2015
		Restated
Supplemental Cash Flow Information
Interest paid	(417,110)	(450,655)	(365,479)
Income taxes paid	(296,386)	(183,278)	(199,195)

Capital expenditures	(62,858)	(76,174)	(32,879)
Equity consideration related to IGT acquisition	—	—	(928,884)
Non-cash investing activities, net	(62,858)	(76,174)	(961,763)

Dividends declared - non-controlling interests	(12,588)	(12,696)	—
Non-cash financing activities, net	(12,588)	(12,696)	—

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statement of Shareholders’ Equity
($ thousands)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2016	20,228	2,849,761	—	38,067	160,643	3,068,699	356,966	3,425,665

Net (loss) income	—	—	—	(1,068,576)	—	(1,068,576)	55,400	(1,013,176)
Other comprehensive income (loss), net of tax	—	—	—	—	179,526	179,526	(463)	179,063
Total comprehensive (loss) income	—	—	—	(1,068,576)	179,526	(889,050)	54,937	(834,113)

Capital increase	—	—	—	—	—	—	41,799	41,799
Stock-based payment expense	—	4,704	—	—	—	4,704	—	4,704
Shares issued upon exercise of stock options	21	(3,566)	—	—	—	(3,545)	—	(3,545)
Shares issued under stock award plans	95	(11,514)	—	—	—	(11,419)	—	(11,419)
Return of capital	—	—	—	—	—	—	(51,211)	(51,211)
Dividends paid	—	(162,528)	—	—	—	(162,528)	(49,777)	(212,305)
Other	—	(3)	—	(1,863)	—	(1,866)	(2,778)	(4,644)
Balance at December 31, 2017	20,344	2,676,854	—	(1,032,372)	340,169	2,004,995	349,936	2,354,931

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statement of Shareholders’ Equity
($ thousands)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained (Deficit) Earnings	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2015	20,024	2,816,057	—	(13,271)	194,838	3,017,648	348,494	3,366,142

Net income	—	—	—	211,337	—	211,337	45,413	256,750
Other comprehensive (loss) income, net of tax	—	—	—	—	(34,195)	(34,195)	203	(33,992)
Total comprehensive income (loss)	—	—	—	211,337	(34,195)	177,142	45,616	222,758

Capital increase	—	—	—	—	—	—	40,771	40,771
Stock-based payment expense	—	26,346	—	—	—	26,346	—	26,346
Shares issued upon exercise of stock options	96	11,687	—	—	—	11,783	—	11,783
Shares issued under stock award plans	108	(1,448)	—	—	—	(1,340)	—	(1,340)
Payment for accelerated stock awards	—	(3,489)	—	—	—	(3,489)	—	(3,489)
Return of capital	—	—	—	—	—	—	(36,197)	(36,197)
Dividends paid	—	—	—	(161,179)	—	(161,179)	(46,016)	(207,195)
Other	—	608	—	1,180	—	1,788	4,298	6,086
Balance at December 31, 2016	20,228	2,849,761	—	38,067	160,643	3,068,699	356,966	3,425,665

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statement of Shareholders’ Equity
($ thousands)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2014	217,171	2,204,246	(53,160)	46,377	155,203	2,569,837	377,883	2,947,720

Net (loss) income	—	—	—	(75,574)	—	(75,574)	19,647	(55,927)
Other comprehensive income (loss), net of tax	—	—	—	—	39,635	39,635	(304)	39,331
Total comprehensive (loss) income	—	—	—	(75,574)	39,635	(35,939)	19,343	(16,596)

Shares issued to acquire IGT	4,532	912,725	—	—	—	917,257	—	917,257
Stock-based payment expense	—	36,067	—	—	—	36,067	—	36,067
Payment for accelerated stock awards	—	(14,867)	—	—	—	(14,867)	—	(14,867)
Escrow deposit returned-withdrawing shareholders	—	—	—	15,926	—	15,926	—	15,926
IGT stock awards attributable to purchase price	—	11,626	—	—	—	11,626	—	11,626
Shares issued upon exercise of stock options	221	10,610	—	—	—	10,831	—	10,831
Capital increase	—	—	—	—	—	—	9,049	9,049
Merger of GTECH S.p.A. into IGT PLC	(217,332)	(242,932)	460,264	—	—	—	—	—
GTECH S.p.A. shares exchanged for IGT PLC shares	15,320	(15,320)	—	—	—	—	—	—
Share issuance costs	—	(3,034)	—	—	—	(3,034)	—	(3,034)
Shares issued under stock award plans	112	(3,195)	—	—	—	(3,083)	—	(3,083)
Return of capital	—	—	—	—	—	—	(29,695)	(29,695)
Dividends paid	—	(79,869)	—	—	—	(79,869)	(28,086)	(107,955)
Treasury stock purchases	—	—	(407,104)	—	—	(407,104)	—	(407,104)
Balance at December 31, 2015	20,024	2,816,057	—	(13,271)	194,838	3,017,648	348,494	3,366,142

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Notes to Consolidated Financial Statements

1.	Description of Business and Restatement and Revision of Consolidated Statements of Cash Flows

Description of Business

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

Restatement and Revision of Consolidated Statements of Cash Flows

The Company has restated the consolidated statement of cash flows for the year ended December 31, 2016 to correct the misclassification of the upfront payment of $665.3 million made in two installments in 2016 to the Italian governmental authority in connection with the Italian Gioco del Lotto service concession (the "Upfront Payment") from investing activities to operating activities. The Company concluded that license fee payments made to a customer and amortized as a reduction of service revenue should be classified as a cash outflow from operating activities in accordance with Accounting Standards Codification (“ASC”) 230, Statement of Cash Flows. In addition to this correction, the consolidated statement of cash flows for the year ended December 31, 2016 has been corrected to reflect other immaterial misclassifications.

The impact of the restatement in the 2016 consolidated statement of cash flows is as follows ($ thousands):

	For the year ended December 31, 2016
	As Reported	Adjustment	As Restated
Inventories	(61,026)	(15,295)	(76,321)
Upfront Italian license fees	—	(665,260)	(665,260)
Net cash flows provided by operating activities	961,887	(680,555)	281,332

Upfront payments to customers	(665,260)	665,260	—
Capital expenditures	(557,238)	15,295	(541,943)
Net cash flows used in investing activities	(996,540)	680,555	(315,985)

Supplemental Cash Flow Information
Upfront payments to customers	(179,197)	179,197	—
Non-cash investing activities, net	(255,371)	179,197	(76,174)

The Company has revised the consolidated statement of cash flows for the year ended December 31, 2015 to correct the classification of other upfront payments made of a similar nature as the Upfront Payment as well as other immaterial misclassifications.

The impact of the revision in the 2015 consolidated statement of cash flows is as follows ($ thousands):

	For the year ended December 31, 2015
	As Reported	Adjustment	As Revised
Deferred income tax provision	—	(149,241)	(149,241)
Inventories	72	10,147	10,219
Other assets and liabilities	(282,995)	122,665	(160,330)
Net cash flows provided by operating activities	785,997	(16,429)	769,568

Capital expenditures	(402,634)	26,113	(376,521)
Net cash flows used in investing activities	(3,361,523)	26,113	(3,335,410)

Net increase in cash and cash equivalents	344,640	9,684	354,324
Cash and cash equivalents at the beginning of the period	317,106	(9,684)	307,422

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Intercompany accounts and transactions have been eliminated. The consolidated financial statements are presented in U.S. dollars and all amounts are rounded to the nearest thousand (except share and per share data) unless otherwise indicated. Certain reclassifications have been made to prior periods to conform to the current period presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Parent and its controlled subsidiaries, which are primarily majority owned. Investments in other entities that the Company has the ability to control, through a majority voting interest or otherwise, or with respect to which the Company is the primary beneficiary, are consolidated. Earnings or losses attributable to any non-controlling interests or redeemable non-controlling interests in a subsidiary are included in net income (loss) in the consolidated statements of operations. Any investments in affiliates over which the Company has the ability to exert significant influence, but do not control and with respect to which the Company is not the primary beneficiary, are accounted for using the equity method of accounting. Investments in affiliates for which the Company has no ability to exert significant influence are accounted for using the cost method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates.

Foreign Currency Translation

Assets and liabilities of subsidiaries located outside of the United States that have a local functional currency are translated to U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense accounts for these subsidiaries are translated at the average exchange rates for the periods. Resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within shareholders’ equity. The Company records gains and losses from currency transactions denominated in currencies other than the functional currency in its consolidated statement of operations.

Revenue Recognition

The Company has two categories of revenue: service revenue and product sales.

Service revenue is derived from the following sources:

•	Operating contracts predominantly related to Italian concessions and Lottery Management Agreements ("LMAs");

•	Gaming operations arrangements where the Company provides customers with proprietary gaming equipment, systems, content licensing, and services;

•	Facilities Management Contracts ("FMCs");

•	Interactive contracts; and

•	Other professional services.

Product sales are derived from the following sources:

•	Sale of lottery terminals and gaming machines, including game content; and

•	Sale of lottery and gaming systems, including the licensing of proprietary software, and implementation services.

Revenue is recognized when all of the following conditions are met:

(i)             Persuasive evidence of an arrangement exists;
(ii)          Delivery has occurred or services have been rendered;
(iii)       The price to the customer is fixed or determinable; and
(iv)      Collectability is reasonably assured (or probable under ASC 985, Software).

Revenues are reported net of incentives, rebates, discounts and amortization of upfront payments to customers for licenses. Sales taxes, gaming taxes and other taxes of a similar nature are presented on a net basis (excluded from revenue). Amounts billed prior to completing the earnings process are deferred until revenue recognition criteria is met.

Service revenue

Service revenue is derived from the following types of arrangements:

Operating contracts

Certain of the Company’s revenue, primarily revenue from the Italy segment and to a lesser extent the North America Lottery segment, is derived from concessions or LMAs (“operating contracts”). Under operating contracts, the Company manages all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game. In arrangements where the Company is performing services on behalf of the government and the government is considered the Company’s customer, revenue is recognized net of prize payments, taxes, retailer commissions and remittances to state authorities, because the Company is acting as an agent to the authorities. In arrangements where the Company’s customers are the end players and/or retailers, the Company records revenue net of prizes and taxes only, and records the retailer commissions as a cost of service, because the Company is acting as the principal.

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

Under operating contracts, the Company is generally required to pay an upfront license fee. When such upfront payments are made to the Company’s customers, the payment is recorded as a non-current asset and amortized as a reduction of service revenue over the license term.

Gaming Operations

Gaming operations revenues are generated by providing customers with proprietary land-based gaming equipment, systems, content licensing, and services under a variety of recurring revenue arrangements, including a percentage of coin-in (amounts wagered), a percentage of net win, or a fixed daily/monthly fee.

Included in gaming operations are Wide Area Progressive (“WAP”) systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP games differ from all other games in that a Company-sponsored progressive jackpot increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of the coin-in (amounts wagered) for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots. A portion of the total fee collected is allocated to the WAP jackpot and is recorded as a component of the cost of providing the WAP service.

Fees earned under gaming operations are recognized as revenue in the period earned and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Facilities Management Contracts

Under FMCs, the Company constructs, installs, and operates the online system. Under a typical FMC, the Company maintains ownership of the technology and facilities, and is responsible for capital investments throughout the duration of the contract. The FMCs may also include a wide range of support services. These contracts, principally in the North America Lottery segment, generally provide for a variable amount of monthly or weekly service fees paid to the Company directly from the customer based on a percentage of sales.

Fees earned under FMCs are recognized as revenue in the period earned, throughout the service period, and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

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

Other Professional Services

Product sales contracts generally include other professional services, which includes telephone support, software maintenance, hardware maintenance, the right to receive unspecified upgrades/enhancements on a when-and-if-available basis, and other professional services. Fees earned for these professional services are generally recognized as revenue in the period earned (i.e., over the support period) and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

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

System Sales (Lottery and Gaming)

System sale arrangements typically include multiple elements, where the Company constructs, sells, delivers and installs a turnkey system (inclusive of point-of-sale terminals, if applicable) or delivers equipment and licenses the computer software for a fixed price, and the customer subsequently operates the system. System sale arrangements generally include customer acceptance provisions and general rights to terminate the contract if the Company is in breach of the contract. Such arrangements include non-software elements, software, and other professional services. Amounts due to the Company and costs incurred by the Company in implementing the system prior to customer acceptance are deferred. Revenue attributable to the system is classified as product sales in the consolidated statement of operations and is recognized upon customer acceptance as long as there are no substantial doubts regarding collectability. Revenues attributable to other professional services provided subsequent to customer acceptance are classified as service revenue in the consolidated statement of operations in the period earned.

Shipping and Handling

Shipping and handling reimbursements from customers are included in product sales revenue with the associated costs included in cost of product sales.

Multiple Element Arrangements

The Company enters into multiple element arrangements in which a customer may purchase both products and services. In some scenarios, all deliverables are considered one element, while other arrangements contain multiple elements. When arrangements contain multiple elements, the Company allocates revenue to each element based on a relative selling price hierarchy. The relative selling price for each element is determined using vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

•
VSOE of selling price is based on the price charged when the element is sold separately. Establishing VSOE requires judgment to determine if there is a sufficient quantity of items sold on a stand-alone basis or if there are substantive contractual renewal rates and whether these prices demonstrate an appropriate level of concentration to conclude that VSOE exists.

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

•
BESP is established considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, and gross profit objectives. In some scenarios, contractual pricing may serve as the best estimate given the variability among jurisdictions and customers, while in other scenarios the cost for each deliverable plus a reasonable margin is used as management’s best estimate of selling price.

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

Upfront License Fees

The Company periodically makes long-term investments in contracts with customers and obtains licenses to supply products and services to the customers. As consideration, the Company pays license fees, which are classified as other non-current assets in the consolidated balance sheets. Consistent with the guidance in ASC Subtopic 605-50, Customer Payments and Incentives, the Company recognizes the amortization of the license fees as a reduction of service revenue over the estimated useful life of the contract. This method reflects the pattern in which economic benefits are expected to be realized. The recoverability of each payment is subject to significant estimates about future revenues related to the contracts' future cash flows. The Company evaluates these assets for impairment and updates amortization rates on an agreement by agreement basis. The assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In periods in which payments are made to the customer, the Company classifies the payment as a cash outflow from operating activities in accordance with ASC 230, Statement of Cash Flows.

Jackpot Accounting

The Company incurs jackpot expense and accrues jackpot liabilities with every wager on devices connected to a WAP system. Only WAP games include Company-sponsored jackpots for which the Company incurs jackpot expense. A portion of the fees paid to the Company is used for the funding and administration of Company-sponsored WAP jackpot payments.

Jackpot expense represents the estimated cost to fund jackpots and is recorded to cost of services in the consolidated statement of operations. Changes in estimates for WAP jackpot liabilities and expenses are attributable to regular analysis and evaluation of the following factors: variations in slot play; number of WAP units in service and volume of play; interest rate movements; and the size of WAP jackpots at initial setup or after a WAP jackpot is won.

The Company’s WAP jackpots are generally payable in equal annual installments over 20 to 26 years, or immediately in the case of instant wins. Winners may elect to receive a lump sum payment for the present value of the jackpot discounted at applicable interest rates in lieu of periodic annual installments. Discount rates eligible for use in the lump sum payment calculation vary by jurisdiction and are impacted by market forces and other economic conditions.

Jackpot liabilities are composed of payments due to previous winners, as well as amounts due to future winners of WAP jackpots not yet won. Liabilities due to previous winners for periodic payments are carried at the accreted cost of a qualifying U.S. government or agency annuity investment that may be purchased at the time of the WAP jackpot win. If an annuity is subsequently sold and the periodic liability is instead guaranteed by surety bonds or letters of credit, the liability initially funded by an annuity continues to accrete at the same rate. If the periodic liability is not initially funded with an annuity investment, it is discounted and accreted using the risk-free rate (i.e. treasury rate) at the time of the WAP jackpot win.

Liabilities due to future winners are recorded at the present value of the estimated amount of WAP jackpots not yet won. The Company estimates the present value of future winner liabilities using current market rates (prime, treasury, or agency, as applicable), weighted with historical lump sum payout election ratios. The most recent historical patterns indicate that approximately 90% of winners will elect the lump sum payment option. Additionally, the Company estimates the current portion of future winner liabilities based on historical experience with winner payment elections, in conjunction with the theoretical projected number of WAP jackpots.

Restricted Cash and Investments

The Company is required by gaming regulation to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. In certain cases, regulators have allowed for surety bonds or letters of credit in lieu of restricted cash. Restricted amounts are based primarily on the WAP jackpot amount displayed to slot players and vary by jurisdiction. Compliance with restricted cash and investment or assurance requirements for jackpot funding is reported to gaming authorities in various jurisdictions. Additionally, restricted cash is maintained for interactive online player deposits, as well as collections on factored and serviced receivables not yet paid through to the third-party owner.

Cash and Cash Equivalents

Cash and cash equivalents are composed of cash at banks and on-hand, and short-term highly liquid investments with a maturity of ninety days or less. Cash equivalents are stated at fair value.

Allowance for Credit Losses

The Company maintains an allowance for credit losses for the estimated probable losses on uncollectible trade and customer financing receivables. The allowance is estimated based upon the credit-worthiness of the Company’s customers, historical experience, aging analysis, as well as current market and economic conditions. Receivables are written off against these allowances in the period they are determined to be uncollectible.

The Company determines its allowances for credit losses on customer financing receivables based on two classes: contracts and notes. Contracts include extended payment terms granted to qualifying customers for periods from one to five years and are typically secured by the related products sold. Notes consist of development financing loans granted to select customers to assist in the funding of new or expanding gaming facilities, generally under terms of one to seven years, and are secured by the developed property and/or other customer assets. Customer financing interest income is recognized based on market rates prevailing at issuance.

Legal and Other Contingencies

Loss contingency provisions arising from a legal proceeding or claim are recorded for probable and estimable losses at the best estimate of a loss, or when a best estimate cannot be made, at the minimum estimated loss, the determination of which requires significant judgment. If it is reasonably possible but not probable that a liability has been incurred, or if the amount of a probable loss cannot be reasonably estimated, the amount or range of estimated loss is disclosed, if material. Legal costs are expensed as incurred.

Redeemable Non-Controlling Interests

Upon issuance, redeemable non-controlling interests are generally recorded at fair value. Subsequent to issuance, redeemable non-controlling interests are reported at their redemption value no later than the date they become redeemable by the holder.

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

Management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with future reversals of existing taxable temporary differences, will be sufficient to fully recover the deferred tax assets not otherwise subject to a valuation allowance. In the event that the Company determines all or part of the deferred tax assets are not realizable in the future, the Company will record an adjustment to the valuation allowance that would be charged to earnings in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of GAAP and complex tax laws.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Tax Act") was enacted into law in the United States and the new legislation contains several key tax provisions that affected the Company, including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, re-measuring U.S. deferred tax assets and liabilities as well as reassessing the net realizability of deferred tax assets and liabilities. In December 2017, the United States Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118"), which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation is expected over the next 12 months, the Company considers the accounting of the transition tax, deferred tax re-measurements, global intangible low-taxed income ("GILTI") and other items to be incomplete due to the forthcoming guidance and the Company's ongoing analysis of final year-end data and tax positions. The Company expects to complete its analysis within the measurement period in accordance with SAB 118. Refer to Note 14, Income Taxes, for additional information.

Acquisitions and Intangible Assets Including Goodwill

The Company accounts for acquired businesses using the acquisition method and accordingly, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree are recorded at their acquisition date fair values. Goodwill represents the excess of the purchase price, including the fair value of any contingent consideration, over the fair value of the net assets acquired, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired businesses and the Company and the acquired assembled workforce, neither of which qualifies as a separately identifiable intangible asset. Acquisition and disposition related costs are included in transaction (income) expense, net in the consolidated statements of operations. Transaction (income) expense, net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses. The results of operations of acquired businesses are included in the consolidated financial statements from the date control is obtained.

The fair value of identifiable intangible assets is based on significant judgments made by the Company, including the selection of the appropriate valuation methodologies and the determination of the economic lives of the assets acquired. These estimates and assumptions are based on historical and industry experience, information obtained from management of the acquired business, and also include, but are not limited to, future expected cash flows earned from the identified intangible assets and discount rates applied in determining the present value of those cash flows. Unanticipated events and circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results. Acquired identifiable intangible assets are amortized on a straight-line basis over their estimated economic lives. Amortization of acquired software-related intangibles is included in cost of services and cost of product sales and amortization of other acquired intangible assets is included in selling, general and administrative expenses in the consolidated statement of operations.

Impairment

Goodwill and other indefinite-lived intangible assets are tested at least annually, in the fourth quarter, for impairment and whenever changes in circumstances indicate an impairment may exist. Goodwill is tested at the reporting unit level, which is one level below or the same level as an operating segment.

The process of evaluating the potential impairment related to goodwill and other indefinite-lived intangible assets requires the application of significant judgment. If an event occurs that would cause revisions to the estimates and assumptions used in analyzing the value of goodwill and other indefinite-lived intangible assets, the revision could result in a non-cash impairment loss that could have a material impact on the Company’s financial results.

Long-lived assets, other than goodwill and other indefinite-lived intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The impairment test is based on discounted cash flows and, if impaired, the asset is written down to fair value. If an event occurs that requires revised estimates and assumptions previously used in analyzing the value of long-lived assets, other than goodwill and indefinite-lived intangible assets, that revision could result in a non-cash impairment loss that could have a material impact on the Company’s financial results.

Depreciation and Amortization

Systems, equipment and other assets relating to contracts and property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment loss, if any. Depreciation commences when the asset is placed in service and is recognized on a straight-line basis over the estimated useful lives of the assets. Repair and maintenance costs, including planned maintenance, are expensed as incurred. Definite-lived intangible assets are carried at cost and amortized over their estimated useful lives on a straight-line basis.

Research and Development and Capitalized Software Development Costs

Research and development (“R&D”) costs are expensed as incurred. R&D costs include salaries and benefits, stock-based compensation, consultants' fees, facilities-related costs, material costs, depreciation and travel.

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

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to directors and employees. Stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award and recognized as expense, net of estimated forfeitures, over the vesting period. For awards that contain only a service vesting feature, compensation cost is recognized on a straight-line basis over the awards’ vesting period. For awards with a performance condition, when achievement of the performance condition is deemed probable, compensation cost is recognized on a graded-vesting basis over the awards’ expected vesting period.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $111.9 million, $151.6 million and $130.1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

New Accounting Standards - Recently Adopted

In May 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") No. 2017-09, Compensation-Stock Compensation (Topic 718) - Scope of Modification Accounting. The amended guidance clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. The amended guidance is effective prospectively for annual periods beginning on or after December 15, 2017, including interim periods within those annual periods, with early adoption permitted. The Company adopted the new standard prospectively on May 10, 2017. The adoption did not have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amended guidance simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. In accordance with the amended guidance, the Company will perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, and an impairment loss will be recognized for the amount by which the carrying value exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit. The amended guidance is effective for the Company in the first quarter of 2020 with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017, and must be applied prospectively. Given the simplified nature of the new standard, the Company adopted it prospectively on January 1, 2017 and applied the guidance to its interim goodwill impairment test as discussed in Note 10, Goodwill.

New Accounting Standards - Not Yet Adopted

In November 2017, the FASB issued ASU No. 2017-14, Income Statement - Reporting Comprehensive Income (Topic 22), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606). The new guidance amends portions of Topics 22, 605 and 606 to refer to guidance within ASC 606. The new guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact and timing of adopting this guidance.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815). The new guidance expands and refines hedge accounting for both financial and non-financial risk components and aligns the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. The new guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact and timing of adopting this guidance.

In February 2017, the FASB issued ASU No. 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets. The new guidance clarifies that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in-substance non-financial asset. The new guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The new guidance clarifies the definition of a business in order to allow for the evaluation of whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The new guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amended guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amended guidance is effective for the Company in the first quarter of 2018 with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new guidance reduces diversity in practice in financial reporting by clarifying certain existing principles in the Statement of Cash Flows. The new guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The new guidance replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, loans and other financial instruments, the Company will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. The new guidance will be effective for the Company beginning January 1, 2020, with early adoption permitted beginning January 1, 2018. Application of the amendments is through a cumulative-effect adjustment to retained earnings as of the effective date. The Company is currently evaluating the impact and timing of adopting this guidance.

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

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance makes improvements specifically around recognition and measurement of financial assets and liabilities. The new guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance.

In May 2014, the FASB issued ASU No. 2014-09 (Topic 606), Revenue from Contracts with Customers. The amended guidance, combined with all subsequent amendments (collectively "ASU 2014-09"), outlines a single comprehensive revenue model in accounting for revenue from contracts with customers. ASU 2014-09 supersedes existing revenue recognition guidance under GAAP, including industry-specific guidance, and replaces it with a five-step revenue model with a core principle to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under ASU 2014-09, more judgment and estimates will be required within the revenue recognition process than required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the Company in the first quarter of 2018. The Company will adopt this guidance using a modified retrospective application approach which results in a cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09.

The Company is currently evaluating the impact of adopting this guidance by operating segment and revenue type. Given the comprehensive nature of the standard, the Company has already taken significant steps to identify the impact on its consolidated financial results. The Company has completed an evaluation by revenue type to identify potential differences between current accounting policies and ASU 2014-09. Additionally, the Company has engaged a third-party to assist in its evaluation of customer contracts, based on inherent complexity, to identify the attributes that could result in a different accounting treatment under ASU 2014-09. Based on the evaluations completed, ASU 2014-09 is not expected to change the revenue recognition practices for most of the Company’s service revenue; however, it is expected to result in some differences regarding the timing of revenue recognition for the Company’s product sales. Additionally, the new standard is expected to result in the reclassification of the Company’s jackpot expense from cost of services to a reduction of service revenue on the consolidated statements of operations. For 2017, such amounts were approximately $64.0 million. The Company does not currently anticipate significant changes to its business processes and systems to support the adoption of the new guidance, and the Company is currently assessing the impact on its internal controls. The Company will continue to monitor and assess the impact of any changes to the standard and interpretations as they become available.

The Company does not currently expect that any other recently issued accounting guidance will have a significant effect on its consolidated financial statements.

3.	Dispositions and Acquisitions

Sale of Double Down Interactive LLC

On June 1, 2017, the Company sold Double Down Interactive LLC ("DoubleDown") to DoubleU Games Co., Ltd. Details of the transaction are summarized in the table below.

($ thousands)	For the year ended December 31, 2017
Cash proceeds	825,751
Less: Cash divested	(1,963)
Net cash proceeds	823,788
Net book value	(772,440)
Gain on sale	51,348
Selling costs	(24,116)
Gain on sale, net of selling costs	27,232

The $27.2 million gain on sale of DoubleDown, net of selling costs, is classified within transaction (income) expense, net on the consolidated statement of operations.

Acquisition of IGT

The acquisition of IGT was completed on April 7, 2015 (the “Acquisition Date”). IGT was a global gaming company specializing in the design, development, manufacturing and marketing of casino-style gaming equipment, systems technology and game content across multiple platforms — land-based, online real money and social gaming. The acquisition of IGT established the Company as the world’s leading end-to-end gaming company, uniquely positioned to capitalize on opportunities in global gaming markets. The Company combines best-in-class content, operator capabilities, and interactive solutions, joining IGT’s leading game library and manufacturing and operating capabilities with GTECH’s gaming operations, lottery technology and services.

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
	2,960,000

In 2017, the Company recorded a $714.0 million non-cash goodwill impairment loss with no income tax benefit, and in 2016 recorded an impairment loss of $30.0 million related to certain of the acquired corporate trademarks.

The Company incurred $1.7 million and $49.4 million of legal, accounting and other professional fees and expenses in 2016 and 2015, respectively, related to the IGT acquisition. These expenses are classified within transaction (income) expense, net on the consolidated statements of operations.

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

($ thousands)	For the year ended December 31, 2015
Revenue	5,105,159
Net loss	(61,946)

This pro forma financial information is based on historical results of operations adjusted for:

(i)	amortization of the fair value of intangible assets acquired;

(ii)	interest expense reflecting the changes to the Company’s debt structure directly attributable to the acquisition;

(iii)	non-recurring transaction expenses and debt extinguishment costs directly attributable to the acquisition; and

(iv)	the associated tax impact of these pro forma adjustments at an average rate of 32.0%.

The pro forma results for 2015 presented above exclude $49.4 million of pre-tax transaction expenses and $36.5 million of pre-tax debt extinguishment costs recognized on the consolidated statement of operations.

4.	Trade and Other Receivables, net

Trade and other receivables, net are recorded at cost.

	December 31,
	2017	2016
Gross	991,177	1,006,121
Allowance for credit losses	(53,323)	(58,884)
Net	937,854	947,237

The following table presents the activity in the allowance for credit losses related to trade receivables:

	December 31,
($ thousands)	2017	2016	2015
Balance at beginning of year	(58,884)	(76,137)	(91,819)
Provisions, net	(12,255)	(13,594)	(18,883)
Amounts written off as uncollectible	17,826	29,289	25,703
Foreign currency translation	(5,885)	1,558	9,263
Other	5,875	—	(401)
Balance at end of year	(53,323)	(58,884)	(76,137)

The Company has two agreements with major European financial institutions to sell certain trade receivables related to the Italy segment on a non-recourse basis. These receivables have been derecognized from the Company’s consolidated balance sheet. The agreements have a three- and five-year duration, respectively, and are subject to early termination by either party. The aggregate amount of outstanding receivables is limited to a maximum amount of €300 million and €150 million for Scratch & Win and Commercial Services, respectively. At December 31, 2017 and 2016, the following receivables had been sold:

	December 31, 2017		December 31, 2016
(in thousands)	euro	$	euro	$
Scratch & Win	175,848	210,894	144,625	152,449
Commercial services	45,417	54,469	59,334	62,544
	221,265	265,363	203,959	214,993

The Company also sold trade receivables on a non-recourse basis and derecognized $18.6 million and $19.5 million at December 31, 2017 and 2016, respectively, primarily in the North America Gaming and Interactive segment.

5.	Inventories

Inventories are stated at the lower of cost (under the first in, first out method) or net realizable value. Inventories primarily consist of gaming machines, lottery terminals, and lottery and gaming systems for sale.

	December 31,
($ thousands)	2017	2016
Raw materials	156,336	161,911
Work in progress	33,588	39,744
Finished goods	129,621	145,839
	319,545	347,494

6.	Other Assets

Other current assets

	December 31,
($ thousands)	2017	2016
Customer financing receivables, net	151,360	109,773
Other receivables	65,891	104,689
Prepaid royalties	59,596	65,375
Value added tax receivable	49,962	37,623
Prepaid expenses	30,977	36,838
Other	49,734	70,429
	407,520	424,727

Other non- current assets

	December 31,
($ thousands)	2017	2016
Upfront license fees, net:
Italian Scratch & Win	1,145,998	257,669
Italian Lotto	812,304	804,142
New Jersey	100,730	109,490
Indiana	14,642	16,038
	2,073,674	1,187,339

Prepaid royalties	103,322	138,314
Customer financing receivables, net	74,898	53,962
Prepaid income taxes	72,176	14,309
Other	103,883	103,738
	2,427,953	1,497,662

Upfront License Fees

Italian Scratch & Win

In December 2017, Lotterie Nazionali S.r.l., a majority-owned subsidiary of the Company, was awarded a nine-year contract extension for the Italian Scratch & Win concession (the "Italian Scratch & Win extension") that required an upfront license fee of €800 million ($959.4 million at the December 31, 2017 exchange rate), of which €50 million ($59.3 million) was paid in 2017.

The upfront license fees are being amortized as follows:

Upfront License Fee	License Term	Amortization Start Date
Italian Scratch & Win	9 years	October 2010
Italian Scratch & Win extension	9 years	October 2019
Italian Lotto	9 years	December 2016
New Jersey	15 years, 9 months	October 2013
Indiana	15 years	July 2013

Customer Financing Receivables

Customer financing receivables, net are recorded at cost. At December 31, 2017 and 2016, $34.2 million and $29.2 million, respectively, of certain outstanding customer financing receivables were sold on a non-recourse basis.

The allowance for customer financing receivables, net are as follows:

	December 31, 2017
		Allowance for
($ thousands)	Gross	credit losses	Net
Current	167,985	(16,625)	151,360
Non-current	77,847	(2,949)	74,898
	245,832	(19,574)	226,258

	December 31, 2016
		Allowance for
($ thousands)	Gross	credit losses	Net
Current	114,677	(4,904)	109,773
Non-current	56,914	(2,952)	53,962
	171,591	(7,856)	163,735

The following table presents the activity in the allowance for credit losses related to customer financing receivables, net:

	December 31,
($ thousands)	2017	2016	2015
Balance at beginning of year	(7,856)	(3,888)	—
Provisions, net	(5,236)	(4,481)	(3,706)
Amounts written off as uncollectible	—	—	20
Foreign currency translation	(159)	513	(59)
Other	(6,323)	—	(143)
Balance at end of year	(19,574)	(7,856)	(3,888)

7.	Fair Value of Financial Assets and Liabilities

Accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under this guidance, the Company is required to classify certain assets and liabilities based on the following fair value hierarchy:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly; and

Level 3: Unobservable inputs for the assets or liabilities.

The guidance requires the use of observable market data if such data is available without undue cost and effort.

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

Financial assets and liabilities carried at fair value

The following tables represent the fair value hierarchy for financial assets and liabilities measured at fair value at December 31, 2017 and 2016:

	December 31, 2017
($ thousands)	Level 1	Level 2	Level 3	Total Fair Value
Restricted Investments	57,465	—	—	57,465

Derivative Assets:
Foreign Currency Forward Contracts	—	501	—	501
Interest Rate Swaps	—	479	—	479
Call Option	—	—	2,638	2,638

Jackpot Investments	459	—	—	459
Available-for-Sale Investments	11,991	—	—	11,991

Contingent Consideration	—	—	7,755	7,755

Derivative Liabilities:
Foreign Currency Forward Contracts	—	4,399	—	4,399
Interest Rate Swaps	—	14,953	—	14,953

	December 31, 2016
($ thousands)	Level 1	Level 2	Level 3	Total
Restricted Investments	46,718	—	—	46,718

Derivative Assets:
Foreign Currency Forward Contracts	—	8,339	—	8,339
Interest Rate Swaps	—	1,079	—	1,079

Jackpot Investments	4,184	—	—	4,184
Available-for-Sale Investments	12,666	—	—	12,666

Contingent Consideration	—	—	2,241	2,241

Derivative Liabilities:
Foreign Currency Forward Contracts	—	126	—	126
Interest Rate Swaps	—	13,709	—	13,709

For the contingent consideration liability, a net gain was recognized for approximately $2.2 million within selling, general and administrative expense on the consolidated statement of operations for the year ended December 31, 2017.

Valuation Techniques and Balance Sheet Presentation

Restricted investments are primarily composed of publicly-traded foreign government and corporate bonds and mutual funds, and were valued using quoted market prices. Restricted investments are presented in restricted cash and investments in the consolidated balance sheets.

Foreign currency forward contracts were calculated by reference to current forward exchange rates for contracts with similar maturity profiles. Foreign currency forward contracts are presented as other current assets and other current liabilities in the consolidated balance sheets.

Interest rate swaps were calculated by discounting future cash flows using LIBOR rates with an appropriate adjustment for credit risk. Interest rate swaps are presented as other current assets and other non-current liabilities in the consolidated balance sheets.

The call option contract was valued based upon a free cash flow forecast and is presented as other non-current assets in the consolidated balance sheets.

Jackpot investments were valued using quoted market prices. Jackpot investments are presented as other current and other non-current assets in the consolidated balance sheets.

Available-for-sale investments were valued using quoted market prices. Available-for-sale investments are presented as other non-current assets in the consolidated balance sheets.

Contingent consideration was valued using a multiple of earnings before interest, taxes, depreciation and amortization ("EBITDA") and is presented as other current liabilities in the consolidated balance sheets.

Assets and liabilities not carried at fair value

The following tables represent the fair value hierarchy for assets and liabilities not measured at fair value at December 31, 2017 and 2016:

	December 31, 2017
($ thousands)	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value	Unrealized Gain (Loss)	Realized Loss
Customer financing receivables, net	226,258	—	—	225,718	225,718	(540)	—
Available-for-sale investments	12,409	—	—	12,409	12,409	—	—
Goodwill	1,439,867	—	—	1,439,867	1,439,867	—	(714,000)
Jackpot liabilities	275,626	—	—	268,581	268,581	7,045	—
Debt	8,391,647	—	8,974,126	—	8,974,126	(582,479)	—

	December 31, 2016
($ thousands)	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value	Unrealized Gain (Loss)
Customer financing receivables, net	163,735	—	—	165,241	165,241	1,506
Available-for-sale investments	14,838	—	—	14,838	14,838	—
Jackpot liabilities	299,042	—	—	291,026	291,026	8,016
Debt	7,872,285	—	8,415,890	—	8,415,890	(543,605)

Valuation Techniques and Balance Sheet Presentation

Customer financing receivables, net are recorded and valued based on expected payments and market interest rates (ranging from 4.30% to 10.05%) relative to the credit risk of each customer region. Credit risk is determined on a number of factors, including customer size, type, financial condition, historical collection experience, account aging, and credit ratings derived from credit reporting agencies and other industry trade reports. Contracts are typically secured by the underlying assets sold and notes are secured by the developed property and/or other assets. The higher risk rate categories include most of the Company’s development financing loans in new markets and customers in regions with a history of currency or economic instability, such as Latin America. Customer financing receivables, net are presented as other current and other non-current assets in the consolidated balance sheets.

Available-for-sale investments are carried at cost (which approximates fair value) and are presented as other non-current assets in the consolidated balance sheets.

During the third quarter of 2017, the Company recorded a $714.0 million non-cash impairment charge with no income tax benefit to reduce the carrying value of the North America Gaming and Interactive reporting unit to its implied fair value. The Company's assessment of goodwill for impairment includes various inputs, such as cash flow projections. In calculating the fair value of the North America Gaming and Interactive reporting unit using the income approach, the Company used projections of revenues, operating costs and capital expenditures. The projected cash flows considered historical and estimated future results and general economic and market conditions, as well as the impact of planned business and operational strategies. As a result, the Company classifies the North America Gaming and Interactive reporting unit's goodwill measured at fair value on a non-recurring basis within Level 3 of the fair value hierarchy.

Jackpot liabilities were primarily valued using discounted cash flows, incorporating expected future payment timing, estimated funding rates based on the treasury yield curve, and nonperformance credit risk. Expected annuity payments over one to 25 years (average 10 years) were discounted using the 10-year treasury yield curve rate (2.40%) for the estimated funding rate and the 10-year credit default swap rate (1.87%) for nonperformance risk. The present value (carrying value) of the expected lump sum payments were discounted using the 1-year treasury yield curve rate (1.76%) with the 1-year credit default swap rate (0.17%) for the current amounts and the 2-year treasury yield curve rate (1.89%) with the 2-year credit default swap rate (0.28%) for non-current amounts. Significant increases (decreases) in any of these inputs in isolation would result in a lower (higher) fair value measurement. Generally, changes in the estimated funding rates do not correlate with changes in non-performance credit risk. Jackpot liabilities are presented as other current and other non-current liabilities in the consolidated balance sheets.

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. Revolving credit facilities and term loans with variable interest rates are valued using current interest rates, excluding the effect of debt issuance costs. Carrying values in the table exclude swap adjustments.

8.	Derivatives

The Company uses derivatives to manage the impact of foreign currency exchange and interest rate changes on earnings and cash flows. The Company does not enter into derivatives for speculative purposes. Derivatives are recognized as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on the nature of the hedge and the hedge effectiveness. The Company’s policy is to negotiate the terms of the derivative to match the terms of the hedged item to maximize hedge effectiveness. Derivative gains and losses are reported in the consolidated statements of cash flows consistent with the classification of cash flows from the underlying hedged items.

The Company uses foreign currency forward and option contracts to hedge its exposure on certain forecasted foreign currency revenue and expense transactions. The terms of the contracts are typically matched with the forecasted foreign currency transactions to be derived from operations up to a period of 12 months. These derivatives are designated as cash flow hedges. All outstanding cash flow hedges are recognized in the consolidated balance sheets at fair value with the effective portion of the gain or loss recorded in accumulated other comprehensive income (loss). When the underlying hedged transaction is recognized, the effective portion of the gain or loss on the derivative is reclassified from accumulated other comprehensive income (loss) to the consolidated statement of operations. Any ineffectiveness is recognized immediately into earnings.

The Company also uses foreign currency forward and option contracts to offset its exposure to the change in value of certain foreign currency denominated monetary assets and liabilities. Because these derivatives hedge existing exposures that are denominated in foreign currencies, the contracts do not qualify for hedge accounting. Accordingly, these outstanding non-

designated derivatives are recognized in the consolidated balance sheet at fair value with the changes in fair value recorded in foreign exchange gain (loss), net, in the consolidated statements of operations. These derivative contracts mature in less than one year.

The Company uses interest rate derivatives designated as fair value hedges to manage the exposure to interest rate movements and to reduce borrowing costs by converting fixed-rate debt into floating-rate debt. Under these derivatives, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to agreed-upon notional principal amounts. Changes in the fair value of the derivative are recorded in other income (expense), net and are offset by changes in the fair value of the underlying debt instrument due to changes in the benchmark interest rate. The cash flows from these contracts are reported as operating activities in the consolidated statements of cash flows. The gains (losses) from expired interest rate swaps ("swaps") are recorded in long-term debt, increasing or decreasing the outstanding balances of the debt, and amortized as a reduction or addition of interest expense over the remaining life of the related debt. The cash flows from the termination of the swaps are reported as operating activities in the consolidated statements of cash flows.

Cash flow hedges

The gross notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2017 and 2016 was $100.8 million and $120.9 million, respectively.

The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period in which the hedged forecasted transaction affects earnings. Refer to Note 18, Shareholders' Equity for more details on the reclassification of amounts from accumulated other comprehensive income into earnings. The ineffective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recognized directly in earnings. The amount retained in other comprehensive income at December 31, 2017 is expected to mature and affect the consolidated statement of operations in 2018.

Fair value hedges

In September 2015, the Company executed $625 million notional amount of swaps that effectively convert $625 million of the 6.250% Senior Secured Notes due 2022 from fixed interest rate debt to variable rate debt. Under the terms of these swaps, the Company is required to make variable rate interest payments based on six-month LIBOR plus a fixed spread, ranging between 5.90% and 6.02% at December 31, 2017, and will receive fixed rate interest payments from its counterparties based on a fixed rate of 6.25%. The LIBOR rate resets semiannually on February 15 and August 15. Settlement of the net amount of interest receivable or payable under the swaps occurs semiannually on February 15 and August 15. The swaps expire in February 2022.

During 2015, the Company held swaps exchanging fixed rate interest payments for variable rate interest payments on a portion of the 7.500% Senior Secured Notes due 2019 and a portion of the 5.500% Senior Secured Notes due 2020. These swaps were canceled in 2015 and the Company received cash proceeds of $67.8 million from the swap counterparties upon settlement.

Derivatives not designated as hedging instruments

The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2017 and 2016 was $460.6 million and $364.5 million, respectively.

Presentation of Derivative Amounts

All derivatives are recorded gross, except netting of foreign exchange contracts and counterparty netting of swaps’ interest receivable and payable, as applicable.

Balance Sheet Location and Fair Value

	At December 31,
	2017		2016
($ thousands)	Assets	Liabilities	Assets	Liabilities
Fair Value Hedges: Interest Rate Swaps
Non-current financial liabilities	—	14,953	—	13,709
Long-term debt	—	(15,088)	—	(9,123)
Gross Derivatives	—	(135)	—	4,586

Non-Designated Hedges: Foreign Currency Contracts, net
Current financial assets	501	—	4,965	—
Current financial liabilities	—	2,037	—	126

Cash Flow Hedges: Foreign Currency Contracts, net
Current financial assets	—	—	3,374	—
Current financial liabilities	—	2,362	—	—

Counterparty Netting: Swap Interest
Current financial assets:
Interest due from counterparty	479	—	1,079	—
Net Derivatives	980	4,264	9,418	4,712

Income Statement Location and Income (Expense)

	For the year ended December 31,
($ thousands)	2017	2016	2015
Fair Value Hedges: Interest Rate Swaps
Effectiveness - Other (expense) income, net	(605)	(540)	1,646
Ineffectiveness - Other (expense) income, net	1,032	(1,280)	232

Non-Designated Hedges: Foreign Currency Contracts, net
Realized (losses) gains - Foreign exchange (loss) gain, net	(21,870)	16,873	(16,651)

Cash Flow Hedges: Foreign Currency Contracts, net
Realized (losses) gains - Service revenue	(1,744)	5,218	244

9.	Systems, Equipment and Other Assets Related to Contracts, net and Property, Plant and Equipment, net

The Company has two categories of fixed assets: systems, equipment and other assets related to contracts ("Systems & Equipment"); and property, plant and equipment ("PPE").

Systems & Equipment are assets that primarily support the Company’s operating contracts and facilities management contracts (collectively, the "Contracts") and are principally composed of lottery and gaming assets. The estimated useful lives for Systems & Equipment depends on the type of cost as follows:

•	Lottery hard costs (such as terminals, mainframe computers, communications equipment);

•	Lottery soft costs (such as software development costs represented by internal personnel costs); and

•	Commercial gaming machines.

Lottery hard and soft costs are typically depreciated over the base term of the Contracts the asset relates to, generally not to exceed 10 years, and commercial gaming machines over three to five years.

PPE are assets the Company uses internally, primarily in manufacturing, selling, general and administration, research and development, and commercial service applications not associated with contracts. Buildings are depreciated over 40 years, furniture and equipment over five to ten years, and leasehold improvements are amortized over the shorter of the lease term or estimated useful life.

Systems & Equipment and PPE, net consist of the following:

	Systems & Equipment, net		PPE, net
	December 31,		December 31,
($ thousands)	2017	2016	2017	2016
Land	547	574	2,542	18,787
Buildings	151,962	121,572	70,389	219,416
Terminals and systems	2,969,848	2,652,742	—	—
Furniture and equipment	197,610	172,666	241,632	234,458
Contracts in progress	149,245	169,367	—	—
Construction in progress	—	—	20,603	36,353
	3,469,212	3,116,921	335,166	509,014
Accumulated depreciation	(2,035,018)	(1,917,247)	(141,443)	(151,173)
	1,434,194	1,199,674	193,723	357,841

Borrowing costs of $4.2 million and $1.5 million were capitalized to Systems & Equipment in 2017 and 2016, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 5.8% and 5.6% for 2017 and 2016, respectively, which was the effective interest rate of all borrowings.

Impairment losses related to Systems & Equipment of $1.2 million, $7.7 million and $2.8 million were recorded in 2017, 2016 and 2015, respectively.

10.	Goodwill

Changes in the carrying amount of goodwill consist of the following:

($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Total
Balance at December 31, 2015	2,626,282	1,217,155	1,535,083	1,451,979	6,830,499

Acquisitions	(402)	4,374	(64)	3,734	7,642
Foreign currency translation	—	—	(7,470)	(20,381)	(27,851)
Other	—	—	—	(278)	(278)
Balance at December 31, 2016	2,625,880	1,221,529	1,527,549	1,435,054	6,810,012

Impairment loss	(714,000)	—	—	—	(714,000)
Disposal	(473,000)	—	—	—	(473,000)
Acquisitions	—	—	14,890	7,303	22,193
Foreign currency translation	—	—	6,786	70,949	77,735
Other	987	60	156	(328)	875
Balance at December 31, 2017	1,439,867	1,221,589	1,549,381	1,512,978	5,723,815

Balance at December 31, 2016
Cost	2,625,880	1,225,622	1,639,282	1,436,635	6,927,419
Accumulated impairment loss	—	(4,093)	(111,733)	(1,581)	(117,407)
	2,625,880	1,221,529	1,527,549	1,435,054	6,810,012

Balance at December 31, 2017
Cost	2,153,867	1,225,682	1,674,381	1,514,777	6,568,707
Accumulated impairment loss	(714,000)	(4,093)	(125,000)	(1,799)	(844,892)
	1,439,867	1,221,589	1,549,381	1,512,978	5,723,815

 The Company assesses its reporting units annually and has four reporting units (which are equivalent to its segments) at December 31, 2017 as follows:

•	North America Gaming and Interactive;

•	North America Lottery;

•	International; and

•	Italy.

Impairment Loss

The Company performed an interim goodwill impairment test at September 30, 2017 for the North America Gaming and Interactive reporting unit that resulted in a $714.0 million non-cash goodwill impairment loss with no income tax benefit to reduce the carrying amount of the North America Gaming and Interactive reporting unit to fair value. The impairment loss had no impact on the Company's operations, cash flows, ability to service debt, compliance with financial covenants, or underlying liquidity.

11.	Intangible Assets, net

Intangible assets at December 31, 2017 and 2016 consist of:

	December 31, 2017
($ thousands)	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Life (years)
Subject to amortization
Customer relationships	2,434,051	956,586	1,477,465	15.2
Computer software and game library	947,207	710,725	236,482	5.6
Trademarks	186,218	47,053	139,165	14.1
Concessions and licenses	300,207	204,533	95,674	10.1
Developed technologies	220,213	155,870	64,343	5.4
Networks	18,806	13,571	5,235	7.0
Sports and horse racing betting rights	132,521	128,888	3,633	6.5
Other	8,660	4,110	4,550	16.1
	4,247,883	2,221,336	2,026,547
Not subject to amortization
Trademarks	246,913	—	246,913
Total intangible assets, excluding goodwill	4,494,796	2,221,336	2,273,460

	December 31, 2016
($ thousands)	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Life (years)
Subject to amortization
Customer relationships	2,590,225	809,669	1,780,556	14.8
Computer software and game library	946,150	550,506	395,644	5.7
Trademarks	200,107	35,923	164,184	13.4
Developed technologies	234,420	128,200	106,220	5.4
Concessions and licenses	255,299	153,277	102,022	10.3
Networks	15,689	11,225	4,464	7.0
Sports and horse racing betting rights	115,991	112,060	3,931	6.5
Other	8,654	3,557	5,097	16.1
	4,366,535	1,804,417	2,562,118
Not subject to amortization
Trademarks	311,913	—	311,913
Total intangible assets, excluding goodwill	4,678,448	1,804,417	2,874,031

In connection with the June 2017 sale of DoubleDown, the Company recorded a $277.3 million reduction in net book value of intangible assets (principally customer relationships and trademarks) related to the sale.

The Company recorded impairment losses of $30.0 million in its North America Gaming and Interactive segment in 2016 for certain indefinite lived trademarks relating to the forecasted slowing of growth in the social gaming market and $9.7 million in its International segment in 2015 for certain indefinite lived trademarks. The Company used the Relief from Royalty method in determining the amount of the impairment losses.

Intangible asset amortization expense of $401.5 million, $492.1 million and $410.4 million (which includes computer software amortization expense of $31.4 million, $38.4 million and $34.0 million) was recorded in 2017, 2016 and 2015, respectively.

Amortization expense on intangible assets for the next five years is expected to be as follows ($ thousands):

Year	Amount
2018	263,614
2019	250,267
2020	219,808
2021	189,583
2022	166,136
Total	1,089,408

12.	Other Liabilities

Other current liabilities

	December 31,
($ thousands)	2017	2016
Payable to Italian regulator	899,475	179,197
Accrued interest payable	179,230	165,290
Employee compensation	146,891	158,236
Taxes other than income taxes	128,703	123,267
Accrued expenses	121,181	127,092
Current financial liabilities	113,217	108,915
Jackpot liabilities	84,250	95,574
Deferred revenue	48,222	80,528
Advance payments from customers	28,874	25,473
Other	30,832	33,473
	1,780,875	1,097,045

Payable to Italian Regulator

At December 31, 2017, the Company owed €750 million ($899.5 million at the December 31, 2017 exchange rate) to Agenzia delle Dogane e Dei Monopoli, the governmental authority responsible for regulating and supervising gaming in Italy ("ADM" or the "Italian regulator") related to the Italian Scratch & Win extension, which is expected to be paid in 2018.

At December 31, 2016, the Company owed the Italian regulator €170 million ($179.2 million at the December 31, 2016 exchange rate) related to the Italian Gioco del Lotto service concession (the "Lotto Concession").

Other non-current liabilities

	December 31,
($ thousands)	2017	2016
Jackpot liabilities	191,376	203,468
Deferred revenue	60,831	66,220
Finance leases	60,766	62,142
Reserve for uncertain tax positions	34,447	14,733
Royalties payable	32,997	37,681
Italian staff severance fund	12,577	11,454
Other	53,119	48,858
	446,113	444,556

13.	Debt

	December 31,
($ thousands)	2017	2016
6.250% Senior Secured Notes due 2022	1,470,075	1,472,150
6.500% Senior Secured Notes due 2025	1,086,913	1,085,537
4.750% Senior Secured Notes due 2023	1,008,601	884,917
4.125% Senior Secured Notes due 2020	833,655	730,465
5.625% Senior Secured Notes due 2020	595,767	593,954
4.750% Senior Secured Notes due 2020	585,171	509,050
7.500% Senior Secured Notes due 2019	148,231	521,894
5.500% Senior Secured Notes due 2020	125,709	126,294
5.350% Senior Secured Notes due 2023	61,082	61,187
6.625% Senior Secured Notes due 2018	—	521,556
Senior Secured Notes, long-term	5,915,204	6,507,004

Term Loan Facility due 2023	1,785,361	—
Revolving Credit Facilities due 2021	76,880	516,529
Term Loan Facilities due 2019	—	839,552
Long-term debt, less current portion	7,777,445	7,863,085

6.625% Senior Secured Notes due 2018	599,114	—
Other	—	77
Current portion of long-term debt	599,114	77
Total Debt	8,376,559	7,863,162

The principal balance of each debt obligation and a reconciliation to the consolidated balance sheet follows:

	December 31, 2017
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
6.250% Senior Secured Notes due 2022	1,500,000	(14,808)	—	(15,117)	1,470,075
6.500% Senior Secured Notes due 2025	1,100,000	(13,087)	—	—	1,086,913
4.750% Senior Secured Notes due 2023	1,019,405	(10,804)	—	—	1,008,601
4.125% Senior Secured Notes due 2020	839,510	(5,855)	—	—	833,655
5.625% Senior Secured Notes due 2020	600,000	(4,233)	—	—	595,767
4.750% Senior Secured Notes due 2020	599,650	(14,479)	—	—	585,171
7.500% Senior Secured Notes due 2019	144,303	—	3,708	220	148,231
5.500% Senior Secured Notes due 2020	124,143	—	1,757	(191)	125,709
5.350% Senior Secured Notes due 2023	60,567	—	515	—	61,082
Senior Secured Notes, long-term	5,987,578	(63,266)	5,980	(15,088)	5,915,204

Term Loan Facility due 2023	1,798,950	(13,589)	—	—	1,785,361
Revolving Credit Facilities due 2021	95,000	(18,120)	—	—	76,880
6.625% Senior Secured Notes due 2018	599,650	(536)	—	—	599,114
Total Debt	8,481,178	(95,511)	5,980	(15,088)	8,376,559

	December 31, 2016
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
6.250% Senior Secured Notes due 2022	1,500,000	(17,804)	—	(10,046)	1,472,150
6.500% Senior Secured Notes due 2025	1,100,000	(14,463)	—	—	1,085,537
4.750% Senior Secured Notes due 2023	895,985	(11,068)	—	—	884,917
4.125% Senior Secured Notes due 2020	737,870	(7,405)	—	—	730,465
5.625% Senior Secured Notes due 2020	600,000	(6,046)	—	—	593,954
4.750% Senior Secured Notes due 2020	527,050	(18,000)	—	—	509,050
7.500% Senior Secured Notes due 2019	500,000	(29)	20,733	1,190	521,894
5.500% Senior Secured Notes due 2020	124,143	—	2,418	(267)	126,294
5.350% Senior Secured Notes due 2023	60,567	—	620	—	61,187
6.625% Senior Secured Notes due 2018	527,050	(5,494)	—	—	521,556
Senior Secured Notes, long-term	6,572,665	(80,309)	23,771	(9,123)	6,507,004

Term Loan Facilities due 2019	843,280	(3,728)	—	—	839,552
Revolving Credit Facilities due 2021	540,820	(24,291)	—	—	516,529
Other	77	—	—	—	77
Total Debt	7,956,842	(108,328)	23,771	(9,123)	7,863,162

Principal payments for each debt obligation for the next five years and thereafter are as follows:

	Calendar year
($ thousands)	2018	2019	2020	2021	2022	2023 and thereafter	Total
6.250% Senior Secured Notes due 2022	—	—	—	—	1,500,000	—	1,500,000
6.500% Senior Secured Notes due 2025	—	—	—	—	—	1,100,000	1,100,000
4.750% Senior Secured Notes due 2023	—	—	—	—	—	1,019,405	1,019,405
4.125% Senior Secured Notes due 2020	—	—	839,510	—	—	—	839,510
5.625% Senior Secured Notes due 2020	—	—	600,000	—	—	—	600,000
4.750% Senior Secured Notes due 2020	—	—	599,650	—	—	—	599,650
7.500% Senior Secured Notes due 2019	—	144,303	—	—	—	—	144,303
5.500% Senior Secured Notes due 2020	—	—	124,143	—	—	—	124,143
5.350% Senior Secured Notes due 2023	—	—	—	—	—	60,567	60,567
Senior Secured Notes, long-term	—	144,303	2,163,303	—	1,500,000	2,179,972	5,987,578

Term Loan Facility due 2023	—	—	383,776	383,776	383,776	647,622	1,798,950
Revolving Credit Facilities due 2021	—	—	—	95,000	—	—	95,000
6.625% Senior Secured Notes due 2018	599,650	—	—	—	—	—	599,650
Total Principal Payments	599,650	144,303	2,547,079	478,776	1,883,776	2,827,594	8,481,178

Senior Secured Notes

The key terms of the Company's senior secured notes (the "Notes"), which are rated Ba2 and BB+ by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), respectively, are as follows:

Description		Principal (thousands)	Effective Interest Rate	Issuer	Guarantors	Collateral	Redemption	Interest payments
6.250% Senior Secured Notes due 2022		$1,500,000	6.52%	Parent	*	†	+	Semi-annually in arrears
6.500% Senior Secured Notes due 2025		$1,100,000	6.71%	Parent	*	†	+	Semi-annually in arrears
4.750% Senior Secured Notes due 2023		€850,000	4.98%	Parent	*	†	+	Semi-annually in arrears
4.125% Senior Secured Notes due 2020		€700,000	4.47%	Parent	*	†	+	Semi-annually in arrears
5.625% Senior Secured Notes due 2020		$600,000	5.98%	Parent	*	†	+	Semi-annually in arrears
4.750% Senior Secured Notes due 2020	[1]	€500,000	6.00%	Parent	*	†	++	Annually in arrears
7.500% Senior Secured Notes due 2019		$144,303	5.67%	IGT	**	††	+++	Semi-annually in arrears
5.500% Senior Secured Notes due 2020		$124,143	4.88%	IGT	**	††	+++	Semi-annually in arrears
5.350% Senior Secured Notes due 2023		$60,567	5.47%	IGT	**	††	+++	Semi-annually in arrears
6.625% Senior Secured Notes due 2018	[1]	€500,000	7.74%	Parent	*	†	++	Annually in arrears

*    Certain subsidiaries of the Parent.

**    The Parent and certain subsidiaries of the Parent.

†	Ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

††	Certain intercompany loans with principal balances in excess of $10 million.

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

The Notes contain customary covenants and events of default. At December 31, 2017, the issuers were in compliance with all covenants.

On June 12, 2017, the Company offered to purchase any and all of the $500.0 million 7.500% Senior Secured Notes due 2019 and on June 21, 2017 the Company purchased $355.7 million of these notes for total consideration, excluding interest, of $393.5 million. The Company recorded a $25.7 million loss on early extinguishment of debt in connection with the purchase, which is classified within other expense, net, on the consolidated statement of operations for the year ended December 31, 2017.

Term Loan Facility

On July 25, 2017, the Parent entered into a senior facility agreement (the “Term Loan Facility Agreement”) for a €1.5 billion term loan facility maturing in January 2023 (the “Term Loan Facility”).
The Parent used the proceeds from the Term Loan Facility to:

•	prepay the €800 million Term Loan Facilities due 2019 in the third quarter of 2017;

•	redeem the €500 million 6.625% Senior Secured Notes due 2018 when they matured on February 2, 2018; and

•	prepay €160 million under the Revolving Credit Facilities due 2021 in the fourth quarter of 2017.
The Parent used the remaining €40 million for general corporate purposes.
The Parent must repay the Term Loan Facility in four installments, as detailed below:

Due Date	Amount (€ thousands)
January 25, 2020	320,000
January 25, 2021	320,000
January 25, 2022	320,000
January 25, 2023	540,000
Interest on the Term Loan Facility is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on the Company’s long-term ratings by Moody’s and S&P. At December 31, 2017, the effective interest rate on the Term Loan Facility was 2.05%.
The Term Loan Facility is guaranteed by certain subsidiaries of the Parent and is secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.
Upon the occurrence of certain events, the Parent may be required to prepay the Term Loan Facility in full.
The Term Loan Facility Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2017, the Parent was in compliance with all covenants.

Revolving Credit Facilities

The senior facilities agreement (the "RCF Senior Facilities Agreement") provides for the following multi-currency revolving credit facilities (the "Revolving Credit Facilities"):

Maximum Amount Available (thousands)	Facility	Borrowers
$1,200,000	Revolving Credit Facility A	Parent, IGT and IGT Global Solutions Corporation
€725,000	Revolving Credit Facility B	Parent and Lottomatica Holding S.r.l.
On July 31, 2017, the Company voluntarily reduced the Revolving Credit Facility A commitment from $1.8 billion to $1.2 billion and the Revolving Credit Facility B commitment from €1.05 billion to €725 million.

Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on the Parent’s long-term ratings by Moody’s and S&P. At December 31, 2017 and 2016, the effective interest rate on the Revolving Credit Facilities was 3.48% and 2.42%, respectively.

The RCF Senior Facilities Agreement provides that the following fees (which are recorded as interest expense) are payable quarterly in arrears:

•
Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities depending on the Parent’s long-term ratings by Moody’s and S&P. The applicable rate was 0.725% at December 31, 2017.

•
Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate depending on the percentage of the Revolving Credit Facilities utilized. The applicable rate was 0.15% at December 31, 2017.

The Revolving Credit Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments.

At December 31, 2017 and 2016, the Company’s available liquidity under the Revolving Credit Facilities was $1.974 billion and $2.367 billion, respectively.

The RCF Senior Facilities Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2017, the borrowers were in compliance with all covenants.

Other Credit Facilities

The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2017 and 2016, there were no borrowings under these facilities.

Letters of Credit

The Parent and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted letter of credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2017 and 2016 and the weighted average annual cost of such letters of credit:

	Letters of Credit Outstanding
($ thousands)	Not under the Revolving Credit Facilities	Under the Revolving Credit Facilities	Total	Weighted Average Annual Cost
December 31, 2017	510,962	—	510,962	1.02%
December 31, 2016	827,850	—	827,850	0.94%

14.	Income Taxes

On December 22, 2017, the President of the United States signed into law the Tax Act which has resulted in significant changes to the U.S. corporate income tax system.
The Tax Act includes a federal statutory rate reduction from 35% to 21%, the elimination or reduction of certain domestic deductions and credits and further limitations on the deductibility of interest expense and executive compensation, and imposition of a territorial tax system with a one-time repatriation tax on deemed repatriated earnings of foreign subsidiaries (“Transition Toll Tax”) effective in 2017. The Tax Act also includes new tax provisions that potentially impact certain foreign income, expenses and credits, such as the global intangible low-taxed income (“GILTI”), the base-erosion and anti-abuse tax (“BEAT”), and the foreign derived intangible income ("FDII"). These provisions are effective beginning in 2018.
ASC 740 requires companies to recognize the effect of the tax law changes in the period of enactment. However, the SEC staff issued SAB 118 which allows a company to record provisional amounts when it does not have the necessary information available, prepared, or analyzed in reasonable detail to complete its accounting for the change as a result of the Tax Act. The measurement period ends when the company has obtained, prepared and analyzed the information necessary to finalize its accounting, but cannot extend beyond one year from the enactment date. The Company has recognized the provisional tax impacts related to its Transition Toll Tax and the revaluation of deferred tax assets and liabilities and included these amounts in its consolidated financial statements for the year ended December 31, 2017.
Transition Toll Tax
The 2017 Tax Act eliminates the deferral of U.S. income tax on historical unrepatriated earnings by imposing the Transition Toll Tax, which is a mandatory deemed repatriation tax on undistributed foreign earnings. The Transition Toll Tax is assessed on the U.S. shareholder's share of the foreign corporation's accumulated foreign earnings that have not been previously taxed by the U.S. Earnings in the form of deemed cash and cash equivalents will be taxed at a rate of 15.5% and all other earnings will be taxed at a rate of 8.0%. As of December 31, 2017, the Company has accrued liabilities of $60.5 million under the Transition Toll Tax, of which $4.8 million is expected to be paid within one year. The Transition Toll Tax will be paid over an eight-year period starting in 2018, and will not accrue interest.
Remeasurement of Deferred Tax Assets and Liabilities
The Company's deferred tax assets and liabilities are measured at the enacted tax rate expected to apply when these temporary differences are expected to be realized or settled. As the Company's deferred tax liabilities exceed the balance of the deferred tax assets at the date of enactment, the Company has recorded an income tax benefit of $174.7 million, reflecting the decrease in the U.S. corporate income tax rate.
Status of the Company's Assessment
The Company's preliminary estimate of the Transition Toll Tax, the remeasurement of the deferred tax assets and liabilities and GILTI is subject to the finalization of management's analysis of certain matters and changes to certain estimates and amounts related to the earnings and profits of certain subsidiaries and the filing of the Company's tax returns. U.S. Treasury regulations, administrative interpretations or court decisions interpreting the Tax Act may require further adjustments and changes in the Company's estimates. The final determination of the Transition Toll Tax and the remeasurement of the Company's deferred tax assets and liabilities will be completed as additional information becomes available, but no later than one year from the enactment of the Tax Act. For the GILTI provisions of the Tax Act, a provisional estimate could not be made as the Company has not yet completed its assessment or elected an accounting policy to either recognize deferred taxes for basis differences expected to reverse as GILTI or to record GILTI as period costs if and when incurred.
The components of (loss) income before the provision for income taxes, determined by tax jurisdiction, are as follows:

	For the year ended December 31,
($ thousands)	2017	2016	2015
Italy	479,851	578,221	419,116
United States	(1,173,601)	(355,451)	(379,425)
United Kingdom	(408,595)	87,269	(150,475)
All other	125,420	13,374	93,753
	(976,925)	323,413	(17,031)

The (benefit from) provision for income taxes consists of:

	For the year ended December 31,
($ thousands)	2017	2016	2015
Current:
Italy	131,155	192,712	168,915
United States	80,140	(16,982)	(24,434)
United Kingdom	733	711	(5,097)
All other	54,823	36,414	48,753
	266,851	212,855	188,137
Deferred:
Italy	865	(5,837)	1,660
United States	(175,539)	(109,139)	(121,032)
United Kingdom	4,366	19,232	(16,242)
All other	(125,957)	(57,905)	(13,627)
	(296,265)	(153,649)	(149,241)
	(29,414)	59,206	38,896

Income taxes paid (net of refunds) were $296.4 million, $183.3 million and $199.2 million in 2017, 2016 and 2015, respectively.

The Parent is tax resident in the United Kingdom. A reconciliation of the provision for income taxes, with the amount computed by applying the weighted average rate of the United Kingdom statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods (19.25% in 2017, 20.00% in 2016 and 20.25% in 2015) to (loss) income before the provision for income taxes is as follows:

	For the year ended December 31,
($ thousands)	2017	2016	2015
(Loss) income before provision for income taxes	(976,925)	323,413	(17,031)
United Kingdom statutory tax rate	19.25%	20.00%	20.25%
Statutory tax (benefit) expense	(188,058)	64,682	(3,449)

Tax Impact of 2017 Tax Act	(114,219)	—	—
Foreign tax and statutory rate differential	(71,050)	(17,013)	(48,407)
Italian allowance for corporate equity	(11,761)	(9,243)	(6,929)
Research and development tax credit	(5,052)	(4,980)	(4,393)
Tax impact of tax law and rate changes excluding the Tax Act	(2,463)	(8,422)	(4,746)
Non-controlling interest	(2,205)	(3,605)	8,565
Provision to return adjustments	(1,334)	(6,705)	(1,434)
Nondeductible expenses	1,204	2,659	30,244
Tax cost of tax dividends	3,041	4,619	12,888
Foreign withholding and state taxes on unremitted earnings	9,290	—	—
Foreign tax expense, net of federal benefit	14,500	3,457	9,003
Change in unrecognized tax benefits	20,624	(10,914)	(15,593)
IRAP and other state taxes	33,484	36,754	29,697
Change in valuation allowances	58,672	3,610	7,495
Capital gain taxes on sale of DoubleDown	94,303	—	—
Nondeductible goodwill impairment	137,445	—	—
Italian tax litigation settlement	—	15,256	—
Non-taxable gains on investments	—	(5,880)	—
Italian reorganization tax	—	—	13,405
Other	(5,835)	(5,069)	12,550
	(29,414)	59,206	38,896

Effective tax rate	3.0%	18.3%	(228.4)%

The Company’s effective income tax rate was 3.0% in 2017 as compared to 18.3% in 2016. The principal drivers of the change were capital gains taxes incurred on the June 2017 sale of DoubleDown, a net increase in valuation allowances in U.K. and foreign jurisdictions, and impairment loss incurred with no associated tax benefit, partially offset by a favorable net tax benefit recorded related to the provisions of the Tax Act.

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

The significant components reflected within the tax rate reconciliation labeled “Foreign tax and statutory rate differential” includes the effects of foreign subsidiaries’ earnings taxed at rates other than the U.K. statutory rate.

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

The components of deferred tax assets and liabilities are as follows:

	December 31,
($ thousands)	2017	2016
Deferred tax assets:
Net operating losses	241,702	266,547
Provisions not currently deductible for tax purposes	132,365	160,202
Depreciation and amortization	72,101	118,122
Jackpot timing differences	51,438	83,989
Inventory reserves	9,913	15,974
Deferred revenue	5,317	9,129
Stock-based compensation	2,402	7,468
Credit carryforwards	—	38,618
Other	4,155	15,897
Gross deferred tax assets	519,393	715,946
Valuation allowance	(184,554)	(151,653)
Net deferred tax assets	334,839	564,293

Deferred tax liabilities:
Acquired intangible assets	635,471	1,115,345
Depreciation and amortization	138,764	144,115
Other	10,518	35,381
Total deferred tax liabilities	784,753	1,294,841

Net deferred income tax liability	(449,914)	(730,548)

The Company’s net deferred income taxes are recorded in the consolidated balance sheets as follows:

	December 31,
($ thousands)	2017	2016
Deferred income taxes - non-current asset	41,546	31,376
Deferred income taxes - non-current liability	(491,460)	(761,924)
	(449,914)	(730,548)

Net Operating Loss Carryforwards

The Company has gross tax loss carryforwards in a number of tax jurisdictions of $1.061 billion of which $422.7 million relates to the U.K., $186.4 million relates to U.S. Federal, and $451.9 million relates to foreign tax jurisdictions that begin to expire in 2030, while others have an unlimited carryforward period. A valuation allowance has been provided on $819.7 million of the gross net operating loss carryfowards. Portions of these tax loss carryforwards are subject to annual limitations, including Section 382 of the U.S. Internal Revenue Code of 1986, as amended, for U.S. tax purposes and similar provisions under other countries laws. In addition, as of December 31, 2017 the Company had state tax net operating loss carryforwards, resulting in a deferred tax asset (net of federal tax benefit) of approximately $16.4 million. State tax net operating loss carryfowards generally expire in the years 2018 through 2037.

Valuation Allowance

A reconciliation of the beginning and ending amount of the valuation allowance is as follows:

	December 31,
($ thousands)	2017	2016	2015
Balance at beginning of year	151,653	139,663	77,631
Expiration of tax attributes	(25,771)	—	—
Net charges to expense	58,672	11,990	62,032
Balance at end of year	184,554	151,653	139,663

The valuation allowance pertains to certain U.K. and foreign net operating losses that are not expected to be realized. In assessing the need for a valuation allowance, the Company considered both positive and negative evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. When the Company changes its determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to the provision for income taxes in the period in which such determination is made.

In December 2017, the Company recorded a valuation allowance on its U.K. net operating losses. The net operating losses were primarily due to significant foreign exchange losses relating to its euro denominated debt that is recorded on a U.S. dollar functional currency U.K. company. In the future, this valuation allowance could be adjusted downward if the euro weakens against the U.S. dollar, and the Company still has euro denominated debt and the resulting income is taxable in the U.K.

For the years ended December 31, 2017 and December 31, 2016, the Company recorded a net valuation increase of $32.9 million and $11.9 million, respectively.

Unremitted Earnings

The Company previously considered the earnings in its non-U.S. subsidiaries to be indefinitely reinvested and, accordingly, recorded no deferred income taxes. The Tax Act eliminated the deferral of U.S. income tax on these foreign earnings by imposing a mandatory one-time deemed repatriation transition tax. As a result, the Company now intends to repatriate substantially all of its accumulated foreign earnings (not including the earnings of its Italian sub-group of entities). The Company continues to have significant cash needs outside the United States and, accordingly, the extent and timing of repatriation of these earnings continues to be monitored. Tax reform, however, has given the Company more flexibility to manage and deploy cash globally.

The Company has recorded $9.3 million of non-U.S. withholding taxes and U.S. state taxes as part of the provisional repatriation tax amount, which will be incurred as a result of certain future cash distributions. Additional tax effects, if any, related to the ultimate repatriation of these earnings will be recorded in the period that the tax effects become determinable and a reasonable estimate can be made.

The Company continues to indefinitely reinvest the earnings of its subsidiary investments held by its Italian parent sub-holding company and, therefore, no deferred income taxes have been provided on these earnings. If the Company were to change its position with respect to the indefinite reinvestment of earnings on its Italian parent sub-holding company , the estimated deferred tax effects would be $10.2 million as of December 31, 2017.

Accounting for Uncertainty in Income Taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the year ended December 31,
($ thousands)	2017	2016	2015
Balance at beginning of year	14,340	37,370	6,296
Current year acquisition	—	—	49,934
Additions to tax positions - current year	479	423	9,462
Additions to tax positions - prior years	7,503	1,718	—
Reductions to tax positions - current year	(893)	(652)	—
Reductions to tax positions - prior years	(41)	(12,755)	(7,733)
Settlements	—	(8,750)	(5,313)
Lapses in statutes of limitations	(413)	(3,014)	(15,276)
Balance at end of year	20,975	14,340	37,370

At December 31, 2017, 2016 and 2015, $16.6 million, $10.8 million and $30.1 million, respectively, of the unrecognized tax benefits, if recognized, would affect the Company’s effective tax rates.

The Company recognizes interest expense and penalties related to income tax matters in the provision for income taxes. For 2017, 2016 and 2015, the Company recognized $12.1 million, $(0.1) million and $(10.0) million, respectively, in interest expense, penalties , and inflationary adjustments. At December 31, 2017, 2016 and 2015, the gross balance of accrued interest and penalties was $15.7 million, $3.6 million and $3.7 million, respectively.

Unrecognized tax benefits increased during 2017 as a result of the Mexico Tax Audit. Unrecognized tax benefits decreased during 2016 as a result of the settlement with the U.S. Internal Revenue Service ("IRS"). For 2016, the additions to unrecognized tax benefits related to the current year are primarily attributable to U.S. tax issues.

The Company files income tax returns in various jurisdictions of which the United Kingdom, United States and Italy represent the major tax jurisdictions. The Company is currently under audit with the IRS for calendar year 2014 and 2015. All years prior to calendar year 2014 are closed with the IRS. As of December 31, 2017, the Company is subject to income tax audits in various tax jurisdictions globally, most significantly in Mexico and Italy.

Mexico Tax Audit

In November 2012, GTECH Mexico S.A. concluded a tax audit related to tax year 2006. This conclusion resulted in a tax assessment of approximately 424 million Mexican Pesos, including interest, inflationary adjustments and penalties. As of December 31, 2017, this assessment has increased as a result of additional interest, inflation, and penalty accruals to 520 million Mexican Pesos. While the Mexico assessment covers several issues, there were two main issues. One issue is associated with deductibility of cost of goods sold (approximately 65% of the updated total assessment) while the remaining assessment relates primarily to loan proceeds being treated as taxable income. GTECH Mexico S.A. filed appeals of the different components of the assessment and on the issue of the deductibility of cost of goods sold, the Supreme Court ruled against the company in 2017. This loss resulted in the company recording a tax charge in the amount of 341 million Mexican Pesos ($19.1 million when the reserve was recorded and $17.4 million at the December 31, 2017 exchange rate) in 2017. The other tax issues are still being addressed in the courts in Mexico.

Italy Tax Audits

In September 2017, the Italian Tax Agency started a tax audit focusing on the reorganization of the Italian business and the merger of the former GTECH with and into the Parent effective from April 7, 2015. The tax audit relates to 2014 and 2015 tax years. While the audit for 2015 is open, on December 21, 2017, the Italian Tax Agency served the Parent, as the successor of GTECH, a preliminary report ("Tax Audit Report") for the fiscal year 2014. The main findings relate to the deductibility of certain transaction costs and related withholding taxes on fees paid for an aggregate proposed assessment of €3.2 million ($3.8 million at the December 31, 2017 exchange rate). Following the Tax Audit Report, the Parent submitted to the Italian Tax Agency a defense memorandum clarifying its position on these claims. While a tax reserve was booked for an amount of €0.3 million ($0.4 million at the December 31, 2017 exchange rate) in connection with the proposed assessment, the Company believes that it will prevail on this issue.

In June 2015 a tax audit in Italy was initiated, which is also focused on the leveraged buyout transaction of GTECH Holdings Corporation in 2006 and subsequent acquisition debt refinancing. In July 2015, the Italian Tax Police issued a tax audit report ("First Report") covering the years 2006-2010, alleging that GTECH did not recharge to GTECH Holdings Corporation all interest expense and other costs incurred in connection with the 2006 transaction and subsequent refinancing. Based on this tax report, in December 2015 the Italian Tax Agency issued a number of tax assessment notices to the Company covering the years 2006-2010 and alleging that additional taxes, penalties and interest for these years totaling €200.0 million are due.

Under Italian Law, the Company had 60 days in which to appeal the tax assessment notice. On February 26, 2016, the Company submitted a Voluntary Settlement Request, which entitled the Company to an automatic 90 day extension. In the meantime, on April 12, 2016, the Parent received a Tax Audit report ("Second Report") from the Italian Tax Police covering years 2011- 2014. Based upon this report, the additional taxes, penalties and interest associated with the transfer pricing challenge was estimated to be approximately €275 million for those years.

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

Based upon the timing and outcome of examinations of the Parent, or the result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits could change from those recorded in the consolidated balance sheets. The Company does not anticipate that these audits will be finalized within the next twelve months. While the Company does not expect the amount of the unrecognized tax benefits to change in the next twelve months, the Company does not expect any change to have a significant impact on the consolidated balance sheet or statement of operations when these audits are finalized.

15.	Employee Benefit Plans

Defined Contribution Plan

The Company maintains a salary deferral 401(k) plan that allows eligible employees to contribute a portion of their base pay up to the IRS prescribed limit. The Company matches a portion of the employee’s contribution. Employee and Company matching contributions vest immediately. The Company recognized expense related to the matching contribution of $13.8 million, $13.8 million and $10.8 million in 2017, 2016 and 2015, respectively.

Defined Benefit Plan

The Company has a defined benefit plan to provide certain post-employment benefits to Italian employees following termination from the Company. These employees may choose to participate in an unfunded plan within the Company or transfer their plan balance to independent external funds. These benefits are funded only to the extent paid to external funds. The cost of providing benefits under the plan, for those employees that participate in the unfunded plan within the Company, is determined using the projected unit credit actuarial valuation method. The cost of providing benefits for those employees that choose to transfer their plan to independent external funds are considered as defined contributions and are accrued as the employees render the related service. Net benefit expense was $8.1 million, $8.8 million and $6.8 million in 2017, 2016 and 2015, respectively. The present value of the defined benefit obligation was $12.3 million, $11.3 million and $11.2 million at December 31, 2017, 2016 and 2015, respectively.

16.	Commitments and Contingencies

Commitments

Lease Commitments

Rent and lease expense, net of sublease rent, was $81.9 million in 2017, $72.5 million in 2016, and $60.8 million in 2015. Rent and lease expense included no contingent rent payments.

The minimum amounts due for non-cancellable leases at December 31, 2017 are as follows ($ thousands):

Year	Operating	Capital	Total
2018	76,779	7,999	84,778
2019	61,258	7,643	68,901
2020	55,782	6,844	62,626
2021	49,881	6,039	55,920
2022	48,485	4,348	52,833
Thereafter	248,389	5,078	253,467
Total minimum payments	540,574	37,951	578,525
Less amount representing interest		(10,252)
Capitalized lease obligation		27,699

Facility capital lease

The Company has a finance lease for a facility in Providence, Rhode Island. The Company has the right to terminate the lease after June 30, 2023 if its facilities management contract with the State of Rhode Island is not renewed, in exchange for a termination fee equal to six months of base rent plus operating expenses. The lease includes two 10-year extension options. The Company has the unilateral right to extend the lease under the two extension options under the same terms as in the initial term. The Company may not assign the lease or sublease its portion of the building without the lessor’s approval, which is not to be unreasonably withheld. The lease has been accounted for under build-to-suit guidance, under which the Company carries the entire cost of the facility on its books. The facility will remain on the books for the lease term and is depreciated over its useful life of 40 years.

Sale and Leaseback Transactions

On March 29, 2017, the Company entered into a sale-leaseback transaction for its main manufacturing and production facility located in Reno, Nevada. The transaction included a 15.5 year initial lease term, with four 5-year additional renewal periods exercisable at the Company’s option, 3% annual rent increases, and payment and performance guarantees. A gain of $6.7 million on the sale of the facility was deferred and is being recognized on a straight-line basis over the initial term of the lease. Rent expense is recorded on a straight-line basis. The Company's straight-line rent calculation does not include an assumption of lease renewal periods. The Company recorded the difference between the amount charged to expense and the rent paid as deferred rent in the consolidated balance sheets. Rent expense was $10.1 million for the year ended December 31, 2017.

On December 30, 2015, the Company sold its Las Vegas, Nevada campus and entered into a sale-leaseback agreement with the buyer for a portion of the facility for a term of 15 years with optional renewals.

The Company sold its technology center facility in West Greenwich, Rhode Island in December 2006 and entered into a sale-leaseback agreement for a portion of the facility with the buyer that was initially due to expire in November 2019 with renewal options. In August 2017 the Company renewed the lease agreement extending the lease term to November 2027 with an optional renewal.

The facilities in Reno, Las Vegas and West Greenwich are accounted for as operating leases, and future minimum lease payments are included in the operating lease section in the table above.

Communication equipment capital leases

The Company has finance leases for certain communication equipment that expire between 2019 and 2022. The leases have options to extend and options to purchase the equipment, and do not contain escalation clauses. There are no restrictions placed upon the Company by entering into these leases.

Point of sale capital leases

The Company's finance leases for certain point of sale equipment expired in 2017.

Jackpot Commitments

Jackpot liabilities are recorded as current and non-current liabilities as follows:

($ thousands)	December 31, 2017
Current liabilities	84,250
Non-current liabilities	191,376
275,626

Future jackpot payments are due as follows ($ thousands):

Year	Previous Winners	Future Winners	Total
2018	40,644	43,460	84,104
2019	32,127	8,674	40,801
2020	28,554	526	29,080
2021	24,190	526	24,716
2022	21,417	526	21,943
Thereafter	115,615	7,886	123,501
Future jackpot payments due	262,547	61,598	324,145
Unamortized discounts			(48,519)
Total jackpot liabilities			275,626

Other Commitments

Yeonama Holdings Co. Limited

In 2013, the Company invested €19.8 million in Yeonama Holdings Co. Limited (“Yeonama”), a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A., the Greek gaming and football betting operator. At December 31, 2017, the Company had a commitment to invest up to an additional €10.2 million ($12.2 million at the December 31, 2017 exchange rate) in Yeonama, representing a total potential €30.0 million ($35.9 million at the December 31, 2017 exchange rate) investment.

CLS-GTECH Company Limited

The Company has a 50% interest in CLS-GTECH Company Limited (“CLS”), a joint venture that was formed to provide a nationwide KENO system for Welfare lotteries throughout China. At December 31, 2017, the Company has a capital commitment to CLS of $3.8 million in the form of a non-interest bearing promissory note to be repaid at the discretion of the CLS board of directors, which is included in other current liabilities in the consolidated balance sheets.

Contingencies

Performance and other bonds

In connection with certain contracts and procurements, the Company has delivered performance bonds for the benefit of customers and bid and litigation bonds for the benefit of potential customers. These bonds give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include the Company’s failure to perform its obligations under the applicable contract. The following table provides information related to potential commitments for bonds outstanding at December 31, 2017:

($ thousands)	Total bonds
Performance bonds	447,014
Wide Area Progressive bonds	266,218
Bid and litigation bonds	8,600
All other bonds	24,827
746,659

Guarantees and Indemnifications

Incentive Payments and Shortfall Payments under Minimum Profit Contracts

The Company has two contracts (each of which is an LMA) where it has provided customers with minimum profit level guarantees (the Indiana contract and the New Jersey contract). Under these contracts, subject to certain caps, the Company may earn incentive compensation if it exceeds minimum profit level guarantees and may be required to make shortfall payments should it fail to achieve them.

In relation to the Indiana contract, the Company guaranteed a minimum profit level to the State of Indiana commencing with the contract year ending June 30, 2014. The Company recorded a reduction of service revenue of $8.0 million in 2015 in connection with the Company's performance during the fiscal year ended June 30, 2015 related to this guarantee. In 2015, the Company and the State of Indiana renegotiated the Indiana contract which resulted in revised guarantee levels, and in consideration, the Company paid the State of Indiana $18.3 million which the Company capitalized to other non-current assets in its consolidated balance sheet and which the Company is amortizing to service revenue over the remaining contract term. The Company did not earn incentive compensation or make shortfall payments related to the guarantee in 2017 or 2016.

In relation to the New Jersey contract, the Company guaranteed a minimum profit level to the State of New Jersey commencing with the contract year ending June 30, 2014. In 2015, the Company and the State of New Jersey renegotiated the New Jersey contract which resulted in revised guarantee levels, and in consideration, the Company paid the State of New Jersey $15.4 million which the Company capitalized to other non-current assets in its consolidated balance sheet and which the Company is amortizing to service revenue over the remaining contract term. The Company earned incentive compensation of $29.0 million and $30.6 million in 2017 and 2016, respectively based on its performance for the fiscal years ended June 30, 2017 and June 30, 2016, respectively, which was recorded as service revenue in the consolidated statements of operations.

Loxley GTECH Technology Co., LTD Guarantee

The Company has a 49% interest in Loxley GTECH Technology Co., LTD (“LGT”). LGT is a joint venture that was formed to provide an online lottery system in Thailand.

The Company has guaranteed, along with the 51% shareholder in LGT, performance bonds provided on behalf of LGT by an unrelated commercial lender. The performance bonds relate to LGT’s performance under the July 2005 contract between the Government Lottery Office of Thailand and LGT should such contract become operational. The Company is jointly and severally liable with the other shareholder in LGT for this guarantee. There is no scheduled termination date for the Company’s guarantee obligation. At December 31, 2017, the maximum liability under the guarantee was Baht 375 million ($11.5 million), and the Company does not have any obligation related to this guarantee because the July 2005 contract to provide the online lottery system is not in operation due to continuing political instability in Thailand.

Zest Gaming Contingent Consideration

On July 25, 2017, the Company acquired the video bingo subsidiaries and related operating assets of Zest Gaming S.r.l., a leading supplier of multi-card video bingo solutions headquartered in Italy. The acquisition consideration included a fair value estimate of contingent consideration related to existing operations for the twelve month period ending June 30, 2018. At December 31, 2017, contingent consideration was €6.5 million ($7.8 million), and is capped at €17.2 million ($20.6 million at the December 31, 2017 exchange rate) for existing operations.

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against the Company, injunctions by third parties arising out of the ordinary course of business, and investigations and compliance inquiries related to the Company’s ongoing operations. Legal proceedings can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are often difficult to predict and the Company’s view of these matters may change as the related proceedings and events unfold. The Company expenses legal fees as incurred and records a provision for contingent losses when it is both probable that a liability will be incurred and the amount or range of the loss can be reasonably estimated. At December 31, 2017, provisions for litigation matters amounted to $4.7 million. With respect to litigation and other legal proceedings where the Company has determined that a loss is reasonably possible but the Company is unable to estimate the amount or range of reasonably possible loss, in excess of amounts already accrued, no additional amounts have been accrued (given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings). If material, an unfavorable outcome to any legal matter could have an adverse effect on the Company’s operations, financial position, liquidity, or results of operations.

Brazil ICMS Tax

Since 1997, GTECH Brazil paid ISS service taxes on its revenues derived from its lottery contract with Caixa Eonomica Federal. On July 26, 2005, the State of São Paulo challenged this tax classification, claiming the higher ICMS tax (Brazilian VAT) should have been applied on the value of printing ribbons, rolls of paper, and wagering slips (“Consumables”) distributed to lottery outlets. On February 27, 2017, the Brazilian court ruled that rolls of paper and wagering slips were not subject to ICMS, but printing ribbons were, although at a lower tax rate than the São Paulo tax authorities had applied. Both parties appealed the respective unfavorable aspects of the lower court’s ruling to the Court of Appeals. On March 7, 2018, the Court of Appeals ruled in GTECH Brazil’s favor with respect to its petition to also exclude the printer ribbons from the ICMS tax. The Court of Appeals also ruled against the petition of the tax authority to reverse the lower court’s ruling to exclude rolls of paper and wagering slips from ICMS tax.  If the tax authority elects to appeal the ruling to higher courts, the tax authority has 30 business days following publication of the decision by the Court of Appeals in the relevant website or journal to file such appeal. Should the tax authority decide to further appeal the matter, the proceedings are likely to take several years. The net claim after the current ruling, plus statutory interest and fees is approximately 18.5 million Brazilian Reals ($5.6 million at the December 31, 2017 exchange rate).

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

(a)
Steele, James et al. v. GTECH Corp., filed on December 9, 2014, in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500 million. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs' sole remaining claim should be reconsidered. Both sides may consider petitioning for Texas Supreme Court review.

(b)
Nettles, Dawn v. GTECH Corp. et al., filed on January 7, 2015, in Dallas County (No. 051501559CV). Plaintiff claims damages in excess of $4 million. GTECH Corporation and the Texas Lottery Commission won pleas to the jurisdiction for dismissal based on sovereign immunity. Plaintiff appealed, lost the appeal, and is petitioning for Texas Supreme Court review.

(c)	Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016, in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $500,000.

(d)	Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 15, 2016, in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1 million.

(e)	Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016, in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1 million.

The Company disputes the claims made in each of these cases and continues to defend against these lawsuits.

Illinois State Lottery

On February 2, 2017, putative class representatives of retailers and lottery ticket purchasers alleged the Illinois Lottery collected millions of dollars from sales of instant ticket games and wrongfully ended certain games before all top prizes had been sold. Raqqa, Inc. et al. v. Northstar Lottery Group, LLC., was filed in Illinois state court, St. Clair County (No. 17L51) against Northstar Lottery Group LLC, a consortium in which the Parent indirectly holds an 80% controlling interest. The claims include tortious interference with contract, violations of Illinois Consumer Fraud and Deceptive Practices Act, and unjust enrichment. The lawsuit was removed to the U.S. District Court for the Southern District of Illinois. On March 15, 2017, a second lawsuit, Atteberry, Dennis et al. v. Northstar Lottery Group, LLC, was filed in Illinois state court, Cook County (No. 2017CHO3755) seeking damages on the same matter. The Company disputes the claims made in both cases and continues to defend against these lawsuits.

Mexican Inventory Tax

The Mexican Tax Administration Service levied an assessment of income tax, VAT, profit sharing, interest and penalties on GTECH Mexico, S.A. de C.V. (“GTECH Mexico”), for the 2006 fiscal year that, as at December 31, 2017, amounted to
520,806,390 Mexican Pesos ($26.5 million at the December 31, 2017 exchange rate). Approximately 65% of the assessment relates to denial of a deduction for inventory sold ("cost of goods sold deduction") by GTECH Mexico to its parent; the remaining assessment relates primarily to intercompany loan proceeds (treated as taxable income) received from GTECH Mexico’s parent. Although lower courts upheld the assessment, the Mexican Appellate Court ruled the loan proceeds non-taxable, but denied the Company’s cost of goods sold deduction. The Mexican Supreme Court upheld the Appellate Court’s ruling that the cost of goods sold deduction would not apply. GTECH Mexico filed a constitutional appeal on November 23, 2017. The Company maintains that the assessment is without merit. For a further discussion of the Mexican cost of goods sold deduction tax issue, refer to Note 14, Income Taxes.

17. Redeemable Non-Controlling Interests

In March 2016, the Parent, through its subsidiary Lottomatica S.p.A. (“Lottomatica”), Italian Gaming Holding a.s. (“IGH”), Arianna 2001 and Novomatic Italia (collectively the “Members”) entered into a consortium (Lottoitalia S.r.l. or “Lottoitalia”) to bid on the Lotto Concession. On May 16, 2016, Lottoitalia was awarded management of the Lotto Concession for a nine-year term. Under the terms of the consortium agreement, Lottomatica is the principal operating partner fulfilling the requirements of the Lotto Concession.

In 2016 and 2017, the Members made capital contributions to Lottoitalia of €908.2 million on a pro rata basis based on each party’s equity ownership interest. These contributions financed €770.0 million in upfront concession payments and upgrades to the technological infrastructure supporting the Lotto Concession. The upfront concession payments made in 2016 and 2017 were as follows:

Year Paid	€	$
2016	600.0	665.3
2017	170.0	185.4
	770.0	850.7

Ownership in Lottoitalia at December 31, 2017 and 2016 is as follows:

Name of entity	% Ownership
Lottomatica S.p.A.	61.50%
Italian Gaming Holding a.s.	32.50%
Arianna 2001	4.00%
Novomatic Italia	2.00%

The Company fully consolidates Lottoitalia as a variable interest entity due to the Company's risks and rewards of the investment and Lottoitalia's current need for funding to finance planned operations.

All annual profits of Lottoitalia are distributed to the Members within five business days of the approval of its annual financial statements. In addition, quarterly for a period of nine years beginning in 2017, Lottoitalia makes equal distributions of cash to the Members in an aggregate amount equal to that additional paid in surplus but excluding any reserves deriving from profits or retained earnings generated in previous quarters ("return of capital"). Each distribution of annual profits and return of capital will be made pro rata to the Members' ownership interest in Lottoitalia.

In connection with the formation of Lottoitalia, Lottomatica entered into an agreement with IGH in May 2016, which contains the following put/call options:

•
Underperformance put option - IGH has the right, at its discretion, to sell its interest in Lottoitalia to Lottomatica in the event that Lottoitalia underperforms relative to certain thresholds related to pro forma cash from operations generated in 2017. The put option is exercisable by IGH beginning on the date of approval of Lottoitalia's financial statements for the year ending December 31, 2017 and ending 60 days thereafter.

•
Deadlock put/call option - IGH has the right, at its discretion, to sell its interest in Lottoitalia to Lottomatica and Lottomatica has a reciprocal call right, in the event of certain specified events as defined in the agreement. The put/call options expire 60 days following written notice by either party following the applicable event. The strike price of the options is determined based on a specified formula as defined in the agreement.

The Company determined that it is not currently probable that IGH's non-controlling interest will be redeemed as Lottoitalia's 2017 results indicate the underperformance put option is not exercisable and the deadlock put/call options cannot be exercised unilaterally. The Company has recorded the non-controlling interest initially at fair value and no fair value adjustments will be recorded unless it becomes probable that IGH will redeem its non-controlling interest.

The following table reconciles the activity in IGH's redeemable non-controlling interest in 2017 and 2016:

	For the year ended December 31,
($ thousands)	2017	2016
Balance at beginning of year	223,141	—
Capital contribution	107,457	215,684
Income allocated to IGH	65,665	7,457
Dividend paid	(7,307)	—
Return of capital	(32,039)	—
Balance at end of year	356,917	223,141

18.	Shareholders’ Equity

Shares Authorized and Outstanding

The Board of Directors of the Parent (the “Board”) is authorized to issue shares of any class in the capital of the Parent. The authorized ordinary shares of the Parent consists of 1.850 billion ordinary shares with a $0.10 per share par value.

Ordinary shares of common stock outstanding were as follows:

	December 31,
	2017	2016	2015
Balance at beginning of year	202,285,166	200,244,239	172,792,526
Shares issued under restricted stock award plans	947,709	1,080,532	1,118,970
Shares issued upon exercise of stock options	213,697	960,395	744,374
Shares issued upon acquisition of IGT	—	—	45,322,614
GTECH rescission shares	—	—	(19,734,245)
Balance at end of year	203,446,572	202,285,166	200,244,239

Shares Issued Upon Acquisition of IGT

Upon the acquisition of IGT, IGT shareholders received 45,322,614 common shares of the Parent in accordance with the terms of the transaction.

GTECH Rescission Shares

GTECH shareholders who did not vote in favor of the merger of GTECH into the Parent were entitled to exercise a cash exit right equal to €19.174 per share. GTECH shareholders exercised the cash exit right on 19,796,852 GTECH shares, of which 62,607 were subsequently purchased by other GTECH shareholders, resulting in 19,734,245 net shares repurchased upon the merger. The Company paid $407.8 million to shareholders.

Treasury Stock Purchases

The Parent has the authority to purchase, subject to a maximum repurchase price, a maximum of 20% of the aggregate issued share capital of ordinary shares in the Parent as of April 7, 2015. This authority will expire on July 28, 2020.

The Parent did not repurchase common shares in 2017, 2016 or 2015.

Dividends

The Company declared cash dividends per share during the periods presented as follows:

Per share amount ($)	2017	2016	2015
First Quarter	0.20	0.20	—
Second Quarter	0.20	0.20	—
Third Quarter	0.20	0.20	0.20
Fourth Quarter	0.20	0.20	0.20
Total cash dividends declared	0.80	0.80	0.40

Future dividends are subject to Board approval.

The RCF Senior Facilities Agreement and Term Loan Facility Agreement limit the aggregate amount of dividends and repurchases of the Parent's ordinary shares in each year to $300 million based on the Company’s current ratings by Moody’s and S&P provided that the ratio of the sum of total net debt and the aggregate amount of dividends and repurchases to EBITDA does not exceed 90% of the applicable ratio of total net debt to EBITDA.

Accumulated Other Comprehensive Income

The following table details the changes in Accumulated Other Comprehensive Income (“AOCI”):

		Unrealized Gain (Loss) on:					Less: OCI attributable to non-controlling interests	Total AOCI attributable to IGT PLC
	Foreign Currency Translation	Cash Flow Hedges	Hedge of Net Investment	Available for Sale Securities	Defined Benefit Plans	Share of OCI of Associate
Balance at December 31, 2014	158,131	971	(4,499)	5,019	(4,356)	(748)	685	155,203
Change during period	60,079	(594)	—	(3,046)	395	—	304	57,138
Reclassified to operations	—	(244)	—	—	—	—	—	(244)
Tax effect	(14,024)	254	(64)	(3,259)	(166)	—	—	(17,259)
OCI	46,055	(584)	(64)	(6,305)	229	—	304	39,635
Balance at December 31, 2015	204,186	387	(4,563)	(1,286)	(4,127)	(748)	989	194,838
Change during period	(49,881)	8,351	—	8,772	(682)	—	(203)	(33,643)
Reclassified to operations	118	(5,218)	—	—	—	—	—	(5,100)
Tax effect	373	(615)	(15)	4,723	82	—	—	4,548
OCI	(49,390)	2,518	(15)	13,495	(600)	—	(203)	(34,195)
Balance at December 31, 2016	154,796	2,905	(4,578)	12,209	(4,727)	(748)	786	160,643
Change during period	182,791	(6,610)	—	(678)	(120)	—	463	175,846
Reclassified to operations	—	1,744	—	—	—	—	—	1,744
Tax effect	559	1,312	—	57	8	—	—	1,936
OCI	183,350	(3,554)	—	(621)	(112)	—	463	179,526
Balance at December 31, 2017	338,146	(649)	(4,578)	11,588	(4,839)	(748)	1,249	340,169

For the years ended December 31, 2017, 2016 and 2015, $1.7 million, $5.2 million, and $0.2 million, respectively, were reclassified from AOCI into service revenue in the consolidated statements of operations.

19.	Non-Controlling Interests

Non-controlling interests’ share of equity in the accompanying consolidated balance sheets was $349.9 million and $357.0 million at December 31, 2017 and 2016, respectively. At December 31, 2017 the Company’s material non-controlling interests were as follows:

Name of subsidiary	% Ownership held by the Company
Lotterie Nazionali S.r.l. ("LN")	64.00%
Northstar New Jersey Lottery Group, LLC	82.31%

LN holds the Scratch & Win concession license in Italy. In December 2017, the Italian regulator exercised a nine-year contract extension option for the Scratch & Win concession, extending the concession through September 2028. LN is required to pay an upfront license fee of €800 million related to the extension, of which €50 million ($59.3 million) was paid in December 2017, and the remaining €750 million ($899.5 million at the December 31, 2017 exchange rate) is expected to be paid in 2018.

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

The structure of the Company’s internal organization is customer-facing aligned around four business segments operating in three regions as follows:

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

Corporate support expenses, which are not allocated to the segments, are principally composed of selling, general and administrative expenses and other expenses that are managed at the corporate level, including restructuring, transaction, corporate headquarters and Board expenses.

Purchase accounting principally represents the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies.

Segment information is as follows ($ thousands):

For the year ended December 31, 2017	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	780,633	1,093,048	557,049	1,703,901	4,134,631	1,203	722	4,136,556
Product sales	377,065	92,174	332,015	1,149	802,403	—	—	802,403
Total revenue	1,157,698	1,185,222	889,064	1,705,050	4,937,034	1,203	722	4,938,959

Operating income (loss)	278,963	289,025	163,799	478,540	1,210,327	(197,089)	(1,064,330)	(51,092)
Depreciation and amortization	81,355	129,517	66,745	161,484	439,101	11,554	351,785	802,440
Expenditures for long-lived assets	(147,175)	(204,104)	(77,815)	(188,013)	(617,107)	(3,964)	—	(621,071)
Long-lived assets (at year end)	271,833	666,627	292,962	396,495	1,627,917	—	—	1,627,917
Total assets (at year end)	3,683,258	2,460,676	3,038,806	4,900,130	14,082,870	1,076,338	—	15,159,208

For the year ended December 31, 2016	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	975,206	1,128,306	512,668	1,759,843	4,376,023	—	(437)	4,375,586
Product sales	398,248	65,269	314,637	1,295	779,449	—	(1,139)	778,310
Total revenue	1,373,454	1,193,575	827,305	1,761,138	5,155,472	—	(1,576)	5,153,896

Operating income (loss)	349,275	299,182	142,200	583,504	1,374,161	(245,600)	(468,125)	660,436
Depreciation and amortization	86,380	143,941	50,879	150,736	431,936	12,481	438,052	882,469
Expenditures for long-lived assets	(132,297)	(148,641)	(97,957)	(91,834)	(470,729)	(3,460)	—	(474,189)
Long-lived assets (at year end)	394,233	603,927	284,276	275,079	1,557,515	—	—	1,557,515
Total assets (at year end)	5,577,491	2,396,557	3,021,448	3,724,856	14,720,352	339,810	—	15,060,162

For the year ended December 31, 2015	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	780,169	992,684	512,014	1,702,184	3,987,051	—	(9,358)	3,977,693
Product sales	321,624	52,986	341,064	1,872	717,546	—	(6,183)	711,363
Total revenue	1,101,793	1,045,670	853,078	1,704,056	4,704,597	—	(15,541)	4,689,056

Operating income (loss)	295,531	181,813	164,190	555,223	1,196,757	(292,371)	(364,430)	539,956
Depreciation and amortization	71,886	154,619	45,855	152,293	424,653	13,123	342,052	779,828
Expenditures for long-lived assets	(82,834)	(107,854)	(93,666)	(22,422)	(306,776)	(11,618)	—	(318,394)
Long-lived assets (at year end)	403,482	616,760	236,043	220,910	1,477,195	—	—	1,477,195
Total assets (at year end)	6,077,680	2,476,112	2,950,807	2,855,797	14,360,396	754,296	—	15,114,692
In connection with the June 2017 sale of DoubleDown, the Company recorded a $783.8 million reduction in assets in the North America Gaming and Interactive segment, principally composed of goodwill and intangible assets.

In the second quarter of 2017, the Company made changes to management reporting lines within functions that support its segments, principally field services, data center and research and development. These changes resulted in insignificant changes in how certain shared operating expenses were allocated to segments. The Company has reclassified prior period amounts to conform to the current year presentation.

The resulting changes in operating income (loss) by segment for the years ended December 31, 2016 and 2015 were as follows ($ thousands):

For the year ended December 31, 2016	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
As previously presented	344,125	300,394	144,125	585,517	1,374,161	(245,600)	(468,125)	660,436
As currently presented	349,275	299,182	142,200	583,504	1,374,161	(245,600)	(468,125)	660,436
Change	5,150	(1,212)	(1,925)	(2,013)	—	—	—	—

For the year ended December 31, 2015	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
As previously presented	294,256	182,615	164,949	554,937	1,196,757	(292,371)	(364,430)	539,956
As currently presented	295,531	181,813	164,190	555,223	1,196,757	(292,371)	(364,430)	539,956
Change	1,275	(802)	(759)	286	—	—	—	—

Geographical Information

Revenue from external customers, which is based on the geographical location of the Company’s customers, is as follows:

	December 31,
($ thousands)	2017	2016	2015
United States	2,195,791	2,472,013	2,030,251
Italy	1,728,472	1,778,750	1,712,583
Canada	100,315	89,938	105,377
United Kingdom	74,567	82,271	93,839
All other	839,814	730,924	747,006
Total	4,938,959	5,153,896	4,689,056

Revenue from exclusive and non-exclusive concessions awarded to the Company by ADM represented 31.9%, 31.7% and 33.6% of consolidated revenue in 2017, 2016 and 2015, respectively.

Long-lived assets are composed of the following:

•	Systems, equipment and other assets relating to contracts

•	Property, plant and equipment

Long-lived assets based on the geographical location of the assets are as follows:

	December 31,
($ thousands)	2017	2016
United States	938,925	989,374
Italy	366,990	254,052
United Kingdom	43,379	47,388
All other	278,623	266,701
Total	1,627,917	1,557,515

21.	Stock-Based Compensation

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

Stock Options

Stock options are awards that allow the employee to purchase shares of the Company’s stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. No stock options were granted in 2017 or 2016. In 2015, stock options were granted solely to the Company’s Chief Executive Officer, which will vest in 2018 subject to certain performance and other criteria, and have a contractual term of approximately seven years.

Stock Awards

Stock awards are principally made in the form of performance share units (PSUs) and restricted share units (RSUs). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period. PSUs awarded in 2015 vest 50% over an approximate one-year period and 50% over an approximate two-year period. Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets.

RSUs are stock awards granted to directors that entitle the holder to shares of common stock as the award vests, typically over a one-year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan.

Stock Option Activity

A summary of the Company’s stock option activity and related information is as follows:

		Weighted Average
	Stock Options	Exercise Price Per Share ($)	Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ thousands)
Outstanding at January 1, 2017	3,747,268	19.06
Granted	—	—
Forfeited	(442,138)	20.30
Exercised	(1,112,423)	17.21
Expired	—	—
Outstanding at December 31, 2017	2,192,707	19.76	1.97

At December 31, 2017:
Vested and expected to vest	2,192,707	19.76	1.97	14,811
Exercisable	1,942,707	20.30	0.49	12,066

The total intrinsic value of stock options exercised was $9.3 million, $7.8 million and $3.3 million in 2017, 2016 and 2015, respectively. The total cash proceeds from stock options exercised was $12.7 million and $10.7 million in 2016 and 2015, respectively. There were no cash proceeds from stock options exercised in 2017.

Fair Value of Stock Options Granted

The Company estimates the fair value of stock options at the date of grant using a valuation model that incorporates key inputs and assumptions as detailed in the table below. The weighted average grant date fair value of stock options granted during 2015 was $2.31 per share.

2015
Valuation model	Monte Carlo
Exercise price ($)	15.53
Expected option term (in years)	2.38
Expected volatility of the Company’s stock (%)	35.00
Risk-free interest rate (%)	1.06
Dividend yield (%)	5.15

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

Stock Award Activity

A summary of the Company’s stock award activity and related information is as follows:

	PSUs	Weighted Average Grant Date Fair Value ($)	RSUs	Weighted Average Grant Date Fair Value ($)
Nonvested at January 1, 2017	4,321,197	15.04	117,551	19.14
Granted	1,723,730	17.74	117,745	21.12
Vested	(1,329,031)	10.65	(129,073)	19.41
Forfeited	(632,397)	16.55	—	—
Nonvested at December 31, 2017	4,083,499	16.35	106,223	21.00

At December 31, 2017:
Unrecognized cost for nonvested awards ($ thousands)	375		878
Weighted average future recognition period (in years)	0.29		0.39

The total vest-date fair value of PSUs vested was $28.8 million, $8.4 million and $13.4 million in 2017, 2016 and 2015, respectively. The total vest-date fair value of RSUs vested was $2.8 million, $15.9 million and $8.4 million for 2017, 2016 and 2015 respectively.

Fair Value of Stock Awards Granted

The Company estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the award includes a market condition.

During 2017, 2016 and 2015, the Company estimated the fair value of RSUs at the date of grant based on the Company’s stock price adjusted for the exclusion of dividend equivalents. Details of the grants are as follows:

	2017	2016	2015
PSUs granted during the year	1,723,730	1,788,050	2,204,963
Weighted average grant date fair value ($)	17.74	21.08	7.58

RSUs granted during the year	117,745	117,551	1,538,583
Weighted average grant date fair value ($)	21.12	19.14	19.52

Modifications

2017

During the second quarter of 2017, the Company modified the measurement of a performance condition for the PSUs granted in 2016. The modification affected 974 employees but did not result in any incremental compensation cost.

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

Stock-Based Compensation Expense

Total compensation cost for the Company’s stock-based compensation plans is recorded based on the employees’ respective functions as detailed below.

	For the year ended December 31,
($ thousands)	2017	2016	2015
Cost of services	26	1,302	602
Cost of product sales	(8)	330	675
Selling, general and administrative	4,628	22,304	15,700
Research and development	58	2,410	4,223
	4,704	26,346	21,200
Transaction (income) expense, net	—	—	14,867
Stock-based compensation expense before income taxes	4,704	26,346	36,067
Income tax benefit	975	7,846	15,349
Total stock-based compensation, net of tax	3,729	18,500	20,718

Compensation cost recorded in transaction (income) expense, net, relates to the acceleration of unvested RSUs upon termination of employment following the acquisition of IGT.

22.	Other (Expense) Income, Net

The components of other (expense) income, net are as follows:

	For the year ended December 31,
($ thousands)	2017	2016	2015
Tender premium	(37,793)	—	—
Unamortized debt premium	12,394	—	—
Swap	705	—	—
Fees	(1,039)	—	—
7.500% Senior Secured Notes due 2019	(25,733)	—	—

Unamortized debt issuance costs	(7,307)	—	—
Revolving Credit Facilities due 2021	(7,307)	—	—

Third-party fees and costs	(2,380)	—	—
Term Loan Facility due 2023	(2,380)	—	—

Gain (loss) on interest rate swaps	3,827	(5,220)	—
6.250% Senior Secured Notes due 2022	3,827	(5,220)	—

Tender premium	—	—	(73,376)
Unamortized debt issuance cost	—	—	(4,295)
Fees	—	—	(2,040)
Capital Securities	—	—	(79,711)

Unamortized debt issuance cost	—	—	(34,526)
Fees	—	—	(3,640)
Bridge Facility	—	—	(38,166)

Total debt related	(31,593)	(5,220)	(117,877)

Gain on sale of available-for-sale investment	—	20,365	—
Other	(1,800)	3,220	(4,418)
	(33,393)	18,365	(122,295)

As discussed in Note 13, Debt, the Company completed several debt transactions in 2017, including the purchase of a portion of the 7.500% Senior Secured Notes due 2019 that resulted in a $25.7 million loss on early extinguishment of debt.

In 2016, the Company sold an available-for-sale investment in the Italy segment for approximately $23.9 million and recognized a gain on sale of $20.4 million.

In 2015, in anticipation of the acquisition of IGT, the Company completed several debt transactions that resulted in $117.9 million of expense.

23.	Earnings Per Share

Basic (loss) earnings per share is computed on the basis of the weighted-average number of common stock outstanding during the period. Diluted (loss) earnings per share is computed on the basis of the basic weighted-average shares plus the effect of potentially dilutive securities outstanding during the period using the treasury stock method. Potentially dilutive securities include outstanding stock options and unvested PSUs and RSUs.

The following table presents the computation of basic and diluted (loss) earnings per share:

	For the year ended December 31,
($ and shares in thousands, except per share amounts)	2017	2016	2015
Numerator:
Net (loss) income attributable to IGT PLC	(1,068,576)	211,337	(75,574)

Denominator:
Weighted-average shares, basic	203,130	201,511	192,398
Incremental shares under stock based compensation plans	—	703	—
Weighted-average shares, diluted	203,130	202,214	192,398

Basic (loss) earnings per share attributable to IGT PLC	(5.26)	1.05	(0.39)
Diluted (loss) earnings per share attributable to IGT PLC	(5.26)	1.05	(0.39)

Certain stock options to purchase common shares were outstanding, but were excluded from the computation of diluted earnings per share, because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive.

In addition, during years when the Company is in a net loss position, certain outstanding stock options and unvested restricted stock awards were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect due to the net loss position of the Company.

For the years ended December 31, 2017 and 2015, 0.4 million and 2.6 million stock options and unvested restricted stock awards, respectively, were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

24.	Related Party Transactions

The Company engages in business transactions with certain related parties which include (i) entities and individuals capable of exercising control, joint control, or significant influence over the Company, (ii) De Agostini or entities directly or indirectly controlled by De Agostini and (iii) unconsolidated subsidiaries or joint ventures of the Company. Members of the Company’s Board of Directors, executives with authority for planning, directing and controlling the activities of the Company and such Directors' and executives' close family members are also considered related parties. The Company may make investments in such entities, enter into transactions with such entities, or both.

Investments in Related Parties

From time to time, the Company makes strategic investments in publicly traded and privately held companies that develop software, hardware, and other technologies or provide services supporting its technologies. The Company may also purchase from or make sales to these organizations.

Ringmaster S.r.l.

The Company has a 50% interest in Ringmaster S.r.l., an Italian joint venture, which is accounted for using the equity method of accounting. Ringmaster S.r.l. provides software development services for the Company’s interactive gaming business pursuant to an agreement dated December 7, 2011. The Company's investment in Ringmaster S.r.l. was $0.8 million and $0.6 million at December 31, 2017 and 2016, respectively.

Yeonama Holdings Co. Limited and OPAP S.A.

The Company has a 30% interest in Yeonama Holdings Co. Limited (“Yeonama”), which is accounted for at cost. Yeonama is a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A. (“OPAP”), the Greek gaming and football betting operator. Marco Sala, Chief Executive Officer of the Company and Board member, is a member of the board of directors of OPAP. The Company's investment in Yeonama was $23.1 million and $20.3 million at December 31, 2017 and 2016, respectively.

The Company provides sports betting and player account management systems to OPAP S.A. The Company is also a technology provider of VLT central systems to OPAP S.A.

Connect Ventures One LP and Connect Ventures Two LP

The Company has held investments in Connect Ventures One LP and Connect Ventures Two LP (the “Connect Ventures”) since 2011 and 2015, respectively. The Connect Ventures are venture capital funds which target ‘‘early stage’’ investment operations, with the legal status of limited partnership under English law. Each fund is considered a related party because at least one key figure in the fund’s management is related to a number of leading representatives of De Agostini S.p.A., as well as directors of the Company.

The Company’s investment in Connect Ventures One LP was $4.7 million and $4.2 million at December 31, 2017 and 2016, respectively. The Company accounts for this investment as an available-for-sale investment. The Company’s investment in Connect Ventures Two LP was $3.8 million and $1.7 million at December 31, 2017 and 2016, respectively. The Company accounts for its investment as an available-for-sale investment.

Transactions with Related Parties

De Agostini Group

The Company is majority owned by De Agostini S.p.A. Amounts receivable from De Agostini S.p.A. and subsidiaries of De Agostini S.p.A. (“De Agostini Group”) are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented.

In addition, certain Italian subsidiaries of the Company have a tax unit agreement with De Agostini S.p.A. pursuant to which De Agostini S.p.A. consolidates certain Italian subsidiaries of De Agostini S.p.A. for the collection and payment of taxes to the Italian tax authority.

Autogrill S.p.A.

Gianmario Tondato da Ruos, a member of the board of directors of the Parent, is Chief Executive Officer and a director of Autogrill S.p.A. (“Autogrill”), a global operator of food and beverage services for travelers. Autogrill has a contract with the Company to sell scratch and win and lottery tickets in Italy.

Assicurazioni Generali S.p.A.

Assicurazioni Generali S.p.A. (“Generali”) is a related party of the Company as the Vice-Chairman of the Board also serves on Generali’s board of directors. In 2012, the Company entered into a lease agreement to lease the Company’s facility in Rome, Italy from a wholly-owned subsidiary of Generali.

Willis Towers Watson

A Board member, James McCann, is a member of the board of directors of Willis Towers Watson (previously Willis Group Holdings PLC) (“Willis Towers”), a global firm with offerings from insurance and reinsurance to retirement planning and health-care consulting. Another Board member, Sir Jeremy Hanley, was a member of the board of directors of Willis Ltd., a subsidiary of Willis Towers until February 2017. Effective November 1, 2017, Sir Jeremy Hanley retired from the Board and from his roles on the Audit Committee and the Nominating and Corporate Governance Committee. Willis Towers currently acts as a broker for the Company’s insurance needs.

Employment Arrangement

Enrico Drago, the son of Board member Marco Drago, was the CEO and a board member of the Company’s wholly owned subsidiary Lottomatica S.p.A. and a board member of Lottoitalia. On March 29, 2017, he resigned as CEO and board member of Lottomatica S.p.A. and on April 21, 2017, he resigned as a board member of Lottoitalia. Enrico Drago continues to work for the Company in a management position within the North America Gaming and Interactive business segment.

Summary of Related Party Transactions

Amounts receivable from and payable to related parties are as follows:

	December 31,
($ thousands)	2017	2016
Trade receivables	65	71
De Agostini Group	65	71

Trade receivables	7,374	10,970
Autogrill S.p.A.	7,374	10,970

Trade receivables	6,888	1,597
OPAP S.A.	6,888	1,597

Trade receivables	176	—
Ringmaster S.r.l.	176	—

Total related party receivables	14,503	12,638

Tax related payables	19,673	72,916
Trade payables	10,974	27,578
De Agostini Group	30,647	100,494

Trade payables	915	365
Autogrill S.p.A.	915	365

Trade payables	6,404	2,454
Ringmaster S.r.l.	6,404	2,454

Trade payables	340	—
OPAP S.A.	340	—

Total related party payables	38,306	103,313

The following table sets forth transactions with related parties:

	For the year ended December 31,
($ thousands)	2017	2016	2015
Service revenue and product sales
OPAP S.A.	37,512	4,437	4,036
Ringmaster S.r.l.	136	156	239
Autogrill S.p.A.	55	59	6,060
De Agostini Group	20	19	21
	37,723	4,671	10,356

Operating costs
Ringmaster S.r.l.	10,940	9,535	12,651
Assicurazioni Generali S.p.A.	3,765	3,102	3,003
Autogrill S.p.A.	2,391	678	—
Willis Towers Watson	550	550	5,000
OPAP S.A.	11	87	—
De Agostini Group	120	57	569
	17,777	14,009	21,223