Form 20-F
period 2019-12-31
International Game Technology PLC
filed 2020-03-03
CIK 1619762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

66 Seymour Street, 2nd Floor
London W1H 5BT
United Kingdom
(Address of principal executive offices)

Christopher Spears
Senior Vice President and General Counsel
Telephone: (401) 392-1000 Fax: (401) 392-4812
E-mail: Christopher.Spears@IGT.com
IGT Center, 10 Memorial Boulevard, Providence, RI 02903
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered	Trading Symbol

Ordinary Shares, nominal value $0.10	New York Stock Exchange	IGT
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

204,435,333	ordinary shares, nominal value $0.10 per share
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
☐ Yes   ☐ No

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

International Game Technology PLC (the "Parent"), together with its consolidated subsidiaries, is a global leader in gaming. In this annual report on Form 20-F, unless otherwise specified or the context otherwise indicates, all references to “IGT PLC” and the “Company” refer to the business and operations of the Parent and its consolidated subsidiaries.
This annual report on Form 20-F includes the consolidated financial statements of the Company for the years ended December 31, 2019, 2018 and 2017 (the “Consolidated Financial Statements”) prepared in accordance with United States Generally Accepted Accounting Principles as issued by the Financial Accounting Standards Board.
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

Glossary of Certain Terms and Abbreviations

The glossary is used to define common terms and abbreviations that appear throughout the annual report on Form 20-F. Other, less common, terms and phrases are defined in the sections in which they appear, as they may either be Company or industry-specific. Additionally, definitions in “Item 18. Financial Statements” stand alone and are independently defined in that section.

Abbreviation/Term	Definition
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B2B	business-to-business
B2C	business-to-consumer
BEAT	base-erosion and anti-abuse tax
Brexit	the vote by the U.K. to leave the E.U. and the terms of such departure
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Company	the Parent together with its consolidated subsidiaries
De Agostini	De Agostini S.p.A.
EBITDA	earnings before interest, taxes, depreciation and amortization
E.U.	European Union
GAAP	United States Generally Accepted Accounting Principles
GDPR	E.U. General Data Protection Regulation
GILTI	global intangible low-taxed income
GTECH	GTECH S.p.A.
iGaming	digital (interactive) gaming
IGT	International Game Technology, a Nevada corporation
IGT PLC	the Parent together with its consolidated subsidiaries
Lottomatica	Lottomatica Holding S.r.l.
Loyalty Plan	the terms and conditions related to the Special Voting Shares
Loyalty Register	the register of ordinary shares for which holders thereof have validly elected to exercise the related Special Voting Shares
NAGI	North America Gaming and Interactive
NALO	North America Lottery
NYSE	New York Stock Exchange
Parent	International Game Technology PLC
R&D	research and development
SEC	United States Securities and Exchange Commission
Special Voting Shares	the special voting shares in the Parent, worth U.S.$0.000001 each and carrying 0.9995 votes
Tax Act	the Tax Cuts and Jobs Act of 2017
U.K.	United Kingdom
U.S.	United States of America
Wire Act	U.S. Interstate Wire Act of 1961

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to):

•	the possibility that the Parent will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated;

•	the possibility that the Company may not achieve its anticipated financial results in one or more future periods;

•	reductions in customer spending;

•	a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise;

•	unanticipated changes relating to competitive factors in the industries in which the Company operates;

•	the Company’s ability to hire and retain key personnel;

•	the Company’s ability to attract new customers and retain existing customers in the manner anticipated;

•	reliance on and integration of information technology systems;

•	changes in legislation, governmental regulations, or the enforcement thereof that could affect the Company;

•	enforcement of an interpretation of the Wire Act in such a manner as to prohibit or limit activities in which the Company and its customers are engaged;

•	international, national, or local economic, social, or political conditions that could adversely affect the Company or its customers;

•	conditions in the credit markets; risks associated with assumptions the Company makes in connection with its critical accounting estimates;

•	the resolution of pending and potential future legal, regulatory, or tax proceedings and investigations;

•	the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and

•	the effect of coronavirus on our operations or the operations of our customers and suppliers.

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
The following tables set forth the Company's summary historical consolidated financial and other information for the periods indicated, which have been derived from the consolidated financial statements of the Company for the years ended December 31, 2019, 2018, 2017, 2016, and 2015.
The following information should be read in conjunction with:

•	“Presentation of Financial and Certain Other Information;”

•	“Item 3.D. Risk Factors;”

•	“Item 5. Operating and Financial Review and Prospects;” and

•	The Consolidated Financial Statements included in “Item 18. Financial Statements.”
Consolidated Income Statement Data

	For the years ended December 31,
($ thousands, except per share and dividend amounts)	2019	2018	2017	2016	2015 (2)
Total revenue (1)	4,785,806	4,831,256	4,938,959	5,153,896	4,689,056
Operating income (loss)	637,128	646,991	(51,092)	660,436	539,956
Income (loss) before provision for income taxes	284,767	304,048	(976,925)	323,413	(17,031)
Net income (loss)	111,658	114,647	(947,511)	264,207	(55,927)
Attributable to:
IGT PLC	(19,025)	(21,350)	(1,068,576)	211,337	(75,574)
Non-controlling interests	130,683	115,671	55,400	45,413	19,647
Redeemable non-controlling interests	—	20,326	65,665	7,457	—
Net (loss) income attributable to IGT PLC per common share - basic	(0.09)	(0.10)	(5.26)	1.05	(0.39)
Net (loss) income attributable to IGT PLC per common share - diluted	(0.09)	(0.10)	(5.26)	1.05	(0.39)
Dividends declared per common share ($)	0.80	0.80	0.80	0.80	0.40
(1) The Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent amendments (collectively "ASC 606") in the first quarter of 2018 using a modified retrospective application approach. Results for reporting periods on or after January 1, 2018 are presented under ASC 606. Prior period amounts were not adjusted and, as such, are not comparable.
(2) On April 7, 2015, GTECH S.p.A. acquired IGT. Prior to April 7, 2015, the historical information presented reflects the results of GTECH S.p.A. only.

Consolidated Balance Sheet Data

	December 31,
($ thousands, except share amounts)	2019	2018	2017	2016	2015
Cash and cash equivalents	662,934	250,669	1,057,418	294,094	627,484
Total assets (1) (2)	13,644,590	13,648,502	15,159,208	15,060,162	15,163,295
Debt (3)	8,065,517	8,012,089	8,376,559	7,863,162	8,334,173
Redeemable non-controlling interests	—	—	356,917	223,141	—
Total equity	2,484,978	2,751,929	2,354,931	3,425,665	3,366,142
Attributable to IGT PLC	1,658,262	1,807,899	2,004,995	3,068,699	3,017,648
Attributable to non-controlling interests	826,716	944,030	349,936	356,966	348,494
Common stock	20,443	20,421	20,344	20,228	20,024
Common shares issued	204,435,333	204,210,731	203,446,572	202,285,166	200,244,239
(1) The Company adopted ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash ("ASU 2016-18"), in the first quarter of 2018. In connection with the adoption of ASU 2016-18, the Company corrected its consolidated balance sheet at December 31, 2015 to include additional amounts of restricted cash and cash equivalents of $48.6 million, which had previously been offset against current liabilities of the same amounts.
(2) The Company adopted ASU No. 2016-02, Leases (Topic 842) and all subsequent amendments (collectively "ASC 842") in the first quarter of 2019 using the optional transition method. The adoption of ASC 842 resulted in the Company recognizing right-of-use assets and lease liabilities on the consolidated balance sheet for reporting periods on or after January 1, 2019. Prior period amounts were not adjusted, and, as such, are not comparable.
(3) Debt is composed of: (i) current portion of long-term debt, (ii) short-term borrowings, and (iii) long-term debt, less current portion, as included in the Consolidated Balance Sheets in Item 18. Financial Statements.
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
Risks related to the Company's Business and Industry
The Company has a concentrated customer base in certain business segments, and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue
A substantial portion of the Company’s revenues (equal to approximately 32.0% of its total consolidated revenues for the year ended December 31, 2019) is derived from exclusive and non-exclusive licenses awarded to the Company by Agenzia delle Dogane e Dei Monopoli ("ADM"), the governmental authority responsible for regulating and supervising gaming in Italy. In particular, a substantial portion of the Company’s revenues is derived from two exclusive licenses, one for the operation of the Italian Gioco del Lotto game (the "Lotto License") and one for instant tickets (equal to approximately 10.0% and 6.0%, respectively, of its total consolidated revenues for the year ended December 31, 2019).
The Company expects that a significant portion of its revenues and profits will continue to depend upon the licenses awarded to the Company by ADM. Licenses may be terminated prior to their expiration dates upon the occurrence of certain events of default affecting the Company, or if such licenses are deemed to be against the public interest, or terminated or annulled if successfully challenged by competitors. The law providing the extension of the license for instant tickets in Italy has been challenged from two operators (Sisal and Stanleybet) and the European Court of Justice ("ECJ") has been asked to express an opinion on the compatibility of that law within the E.U. law principles. In addition, the conditions for any new license will be established by law and included in the rules of the new license. Any material reduction in the Company’s revenues from these licenses, including as a result of an annulment, early termination, or non-renewal of these licenses following their expiration, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
In addition, recurring revenues from the Company’s top 10 customers outside of Italy accounted for approximately 18.0% of its total consolidated revenues for the year ended December 31, 2019. If the Company were to lose any of these larger customers, or if these larger customers experience lower sales and consequently reduced revenues, which are primarily service revenues, there could be a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
The Company’s operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts
The Company derives a substantial portion of its revenues from its portfolio of long-term contracts in the North America Lottery and International segments (equal to approximately 32.0% of its total consolidated revenues for the year ended December 31, 2019), awarded through competitive procurement processes. In addition, the Company’s U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for material, uncured breaches and for other specified reasons out of the Company's control, such as the failure by a state legislature to approve the required budget appropriations, and many of these contracts in the U.S. permit the lottery authority to terminate the contract at will with limited notice and do not specify the compensation to which the Company would be entitled were such termination to occur.
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

Adverse changes in discretionary consumer spending may adversely affect the Company's business
Socio-political and economic factors that impact consumer confidence may result in decreased discretionary spending by consumers and have a negative effect on the Company's business. Unfavorable changes in social, political and economic conditions and economic uncertainties, as well as decreased discretionary spending by consumers, may adversely impact customers, suppliers and business partners in a variety of ways.
The revenue generated by the Company's business relies on players’ discretionary income and their level of gaming activity. Economic factors resulting in a reduction of such discretionary income could result in fewer lottery ticket sales and fewer patrons visiting casinos or engaging in online or digital gaming. A decline in discretionary income over an extended period could cause some of the Company’s customers to close casinos or other gaming operations, which would adversely affect the Company's business. A decline in casino visits may also have an adverse impact on the businesses of casino customers and their ability to purchase or lease products and services.
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
At December 31, 2019, the Company had outstanding performance bonds and letters of credit in an aggregate amount of approximately $1.173 billion. These instruments present a potential for expense for the Company and divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on the Company's results of operations, business, financial condition, or prospects.
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
Slow growth or declines in the lottery and gaming markets could lead to lower revenues for the Company
The Company’s dependence on large jackpot games and, specifically, the decline in aggregate sales at similar jackpot levels (“jackpot fatigue”) can have a negative impact on revenue from this game category. These developments may in part reflect increased competition for consumers’ discretionary spending, including from a proliferation of destination gaming venues and an increased availability of internet gaming opportunities. The Company’s future success will depend, in part, on the success of the lottery industry and the gaming industry in attracting and retaining new players in the face of such increased competition in the entertainment and gaming markets, as well as the Company's own success in developing innovative services, products and distribution methods/systems to achieve this goal. In addition, there is a risk that new products and services may replace existing products and services and the Company's customers might acquire or develop competencies that reduce their dependencies on the Company's product and services. The replacement of old products and services with new products and services may offset the overall growth of sales of the Company. A failure by the Company to achieve these goals could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
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

Brexit has created uncertainty that could impact the Company's operations, business, financial condition, or prospects
The U.K. exited the E.U. on January 31, 2020, which commenced a transition period through December 31, 2020, during which the U.K. will continue to apply E.U. laws and regulations and the trading relationship between the U.K. and the E.U. will remain the same. Negotiations to determine the terms of trade and other arrangements between the U.K. and the E.U. following the conclusion of the transition period at the end of 2020 are expected to commence in March 2020. Uncertainty remains as to what terms, if any, may be approved during the transition period. Ongoing uncertainty regarding the status of such terms and the possibility of the U.K. and the E.U. ending the transition period without any agreement in place remains, which could result in further political and economic uncertainty in the U.K. and the E.U. that may impact the Company's global operations. Because the Company maintains significant operations in the E.U., the terms of Brexit following the transition period could also impact intercompany transactions and create new or additional tax liabilities. The Company’s ability to operate in Italy may be negatively impacted if the terms of Brexit following the transition period do not maintain parity rights for U.K. and E.U. companies and the current Italian regulatory framework is modified as a result of such terms. The Company continues to monitor Brexit and its potential impacts on the Company’s results of operations, business, financial condition, or prospects.

The effect of the coronavirus, or the perception of its effects, on our operations and the operations of our customers and suppliers could have a material adverse effect on our business, financial condition, results of operations or cash flows
We have been closely monitoring the outbreak of the coronavirus that originated in Wuhan, China. A significant duration and extent of the coronavirus outbreak and related government actions may impact many aspects of our business, including creating workforce limitations, travel restrictions and impacting our customers and suppliers. If a significant percentage of our workforce is unable to work, either because of illness or travel or government restrictions in connection with the coronavirus outbreak, our operations may be negatively impacted. The Company’s response strategy in areas of high impact, including Italy where the Company maintains a large employee base, may result in a temporary reduced workforce as a result of self-isolation or other government or Company imposed measures to quarantine impacted employees and prevent infections at the workplace.
In addition, the coronavirus may result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and services. In particular, Italian authorities have implemented measures to try to halt the coronavirus outbreak including closures to public venues in the north of the country. The imposed government regulations could adversely impact the Company’s results of operations, business, financial condition, or prospects derived from its presence in this or other affected areas. Further, the outbreak of the coronavirus may negatively impact our suppliers and supply chain, which would likely impact our sales and operating results. Any of these events could have a material adverse effect on the Company’s business, financial condition, results of operations, or cash flows. At this point, the extent to which the coronavirus may impact our results is uncertain.

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
Demand for and the level of play of the Company’s products could be adversely affected by changes in social mores
The popularity and acceptance of gaming is influenced by the prevailing social attitudes toward gaming, and changes in social attitudes could result in reduced acceptance of gaming as a leisure activity. The Company’s future financial success will depend on the appeal of its products to its customers and players and the general acceptance of gaming. If the Company is not able to anticipate and react to changes in consumer preferences and social attitudes, its results of operations, business, financial condition, or prospects may be adversely affected.
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
The Company’s business may be adversely affected by lower cost of entry into the gaming industry
As a result of developments in digital and internet gaming, the cost of entry to the gaming market has decreased significantly. This results in a highly competitive environment. Digital and internet gaming have emerged as substantial methods of competition from existing competitors and, increasingly, new competitors as a result of the lower cost of entry. The increased competition may result in increased pricing pressures on a number of our products and services, and may impact the Company’s results and financial position.
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
The Company faces reputational risks related to the use of social media
From time to time, the Company uses social media platforms as marketing tools. These platforms provide the Company, as well as individuals, with access to a broad audience of consumers and other interested persons. Negative commentary regarding the Company or the products it sells may be posted on social media platforms and similar devices at any time and may be adverse to the Company’s reputation or business.
Legal and Compliance Risks
Changing enforcement of the Wire Act may negatively impact the Company's operations, business, financial condition, or prospects
On January 14, 2019, the U.S. Department of Justice (the “DOJ”) published an opinion (the "2019 Opinion") reversing its previously-issued opinion (the "2011 Opinion") that the Wire Act, which prohibits several types of wager-related communications over a “wire communications facility,” was applicable only to sports betting. The 2019 Opinion interprets the Wire Act as applying to other forms of gambling that cross state lines, though the precise scope of the 2019 Opinion is unclear, and the DOJ has not yet addressed how it plans to enforce the Wire Act in light of the 2019 Opinion. Further, the New Hampshire Lottery Commission and certain private parties have commenced litigation in federal district court in New Hampshire challenging the 2019 Opinion. In response to this and other lawsuits, the DOJ issued a memorandum in April 2019 acknowledging that the 2019 Opinion did not consider whether the Wire Act applies to State lotteries and their vendors, and the DOJ is now considering this issue. In connection with such acknowledgment, the DOJ also extended the non-prosecution period for State lotteries and their vendors indefinitely while they consider the question. If the DOJ concludes that the Wire Act does apply to State lotteries and/or their vendors, they would extend the non-prosecution period for an additional period of 90 days after the DOJ publicly announces such position.
On June 3, 2019, the U.S. District Court for the District of New Hampshire ruled in favor of the plaintiffs and opined that the Wire Act applies only to sports betting and related activities (the “NH Decision”). The NH Decision also set aside the 2019 Opinion leaving the 2011 Opinion as the DOJ's only stated opinion on the subject. In response to the NH Decision, the DOJ extended the forbearance period to December 31, 2019; such forbearance period was further extended through June 30, 2020. The Lottery Forbearance remains unchanged. On August 16, 2019, the DOJ filed a Notice of Appeal with respect to the NH Decision. The DOJ filed its opening brief with the First Circuit Court of Appeal on December 20, 2019. Plaintiffs’ opening briefs are due February 26, 2020. It is unclear when the DOJ will conclude its consideration of whether the Wire Act applies to State lotteries and their vendors, or whether other courts would come to the same conclusions set forth in the NH Decision. The Company’s management is evaluating the NH Decision, the 2019 Opinion, the DOJ appeal and their implications to the Company, its customers, and the industries in which the Company operates. If the Wire Act is broadly interpreted and enforced to prohibit activities in which the Company and its customers are engaged, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures and/or the Company may be required to substantially change the way it conducts its business, any of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.
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
With respect to the Company’s use of social media, as laws and regulations rapidly evolve to govern the use of these platforms and mobile devices, the failure by the Company, its employees or third parties acting at the Company's direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact the Company’s business, financial condition, and results of operations or subject it to fines or other penalties.
Investigations by governmental and licensing entities can result in adverse findings or negative publicity
From time to time, the Company is subject to extensive background investigations, and other investigations of various types are conducted by governmental and licensing authorities with respect to applicable gaming regulations. These regulations and investigations vary from time to time and from jurisdiction to jurisdiction where the Company operates. Because the Company’s reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, a governmental allegation or a finding of improper conduct by or attributable to the Company in any manner, the prolonged investigation of these matters by governmental or regulatory authorities, and/or the adverse publicity resulting therefrom could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects, including its ability to retain existing contracts or to obtain new or renewed contracts, both in the subject jurisdiction and elsewhere.
Failure to comply with the GDPR could result in significant penalties

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
Changes in tax laws or regulations may be proposed or enacted that could significantly affect the Company’s overall tax expense. For example, on December 22, 2017, the U.S. government enacted comprehensive tax legislation through the Tax Act, which significantly changed the U.S. corporate income tax system and has a meaningful impact on the Company’s provision for income taxes. The Tax Act made broad changes to the U.S. federal income tax code, including reducing the federal corporate income tax rate from 35% to 21%, imposing limitations on the Company’s ability to deduct interest expense for tax purposes, creating a new minimum tax on GILTI, and creating BEAT, among many other complex provisions.
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
The Company’s business prospects and future success rely heavily upon the integrity of its employees, directors and agents
The real and perceived integrity and security of the Company's products are critical to its ability to attract customers and players. The Company strives to set exacting standards of personal integrity for its employees and directors and its reputation in this regard is an important factor in its business dealings with lottery, gaming, and other governmental agencies. For this reason, an allegation or a finding of improper conduct on the Company’s part, or on the part of one or more of its current or former employees, directors or agents that is attributable to the Company, could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects, including its ability to retain or renew existing contracts or obtain new contracts.
The success of the Company’s business is dependent on customers’ confidence in the integrity of the Company’s products
The real and perceived integrity of the Company’s products is critical to its ability to attract customers and players. In the event of an actual or alleged defect in a Company product, the Company’s existing and prospective customers may lose confidence in the integrity and security of the Company’s products. Such a failure could have a material adverse effect upon the Company’s results of operations, business, financial condition or prospects, including its ability to attract new customers and retain its existing customers.
The Company faces supply chain risks that, if not properly managed, could adversely affect its financial results
The Company purchases most of the parts, components, and subassemblies necessary for its lottery terminals and electronic gaming machines from outside sources. The Company outsources all the manufacturing and assembly of certain lottery terminals to a single vendor and portions of other products to multiple vendors. The Company’s operating results could be adversely affected if one or more of its manufacturing and assembly outsourcing vendors fails to meet production schedules. The Company’s management believes that if a supply contract with one of these vendors were to be terminated or breached, it may take time to replace such vendor under some circumstances and any replacement parts, components, or subassemblies may be more expensive, which could reduce the Company’s margins. Depending on a number of factors, including the Company’s available inventory of replacement parts, components or subassemblies, the time it takes to replace a vendor may result in a delay for a customer. Generally, if the Company fails to meet its delivery schedules under its contracts, it may be subject to substantial penalties or liquidated damages, or contract termination, which in turn could adversely affect the Company's results of operations, business, financial condition, or prospects.

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
Risks related to the Loyalty Voting Structure
The Parent's controlling shareholder and loyalty voting structure may limit other shareholders' ability to influence corporate decisions
At February 24, 2020, De Agostini had an economic interest of approximately 50.59% and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the loyalty plan, a voting interest in the Parent of approximately 67.18% of the total voting rights. See “Item 7. Major Shareholders and Related Party Transactions” for additional information.  This shareholder may make decisions with which other shareholders may disagree, including, among other things, delaying, discouraging, or preventing a change of control of the Company or a potential merger, consolidation, tender offer, takeover, or other business combination and may also prevent or discourage shareholders’ initiatives aimed at changes in the Parent’s management.
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
The Parent is organized as a public limited company under the laws of England and Wales. The Parent’s principal office is located at 66 Seymour Street, 2nd Floor, London W1H 5BT, United Kingdom, telephone number +44 (0) 207 535 3200. The Parent’s agent for service in the United States is CT Corporation System, 701 S. Carson Street - Suite 200, Carson City, Nevada 89701 (telephone number: +1 518 433 4740). The Company operates under the Companies Act 2006, as amended.
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
Capital Expenditures and Divestitures
For a description, including the amount invested, of the Company’s principal capital expenditures (including interests in other companies) for the years ended December 31, 2019, 2018 and 2017, see “Item 5.B Liquidity and Capital Resources—Capital Expenditures.”
For a description of the Company’s principal divestitures for the years ended December 31, 2019 and 2018, see “Item 5.A Operating Results.” In 2017, the Company's principal divestiture was the sale of Double Down Interactive LLC for total cash consideration of $825.8 million ($823.8 million net of cash divested), which resulted in a gain of $27.2 million, net of selling costs, which is classified within other operating expense, net in the consolidated statement of operations for the year ended December 31, 2017.
To date, the Company has not made any capital expenditures or divestitures in calendar year 2020 that were not in the ordinary course of business.
More Information
The SEC maintains an internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company's SEC filings can be found there and on the Company's website: www.igt.com.
B. Business Overview

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company's solutions deliver gaming experiences that engage players and drive growth. The Company has a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.
The Company operates and provides an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, and commercial services. The Company is headquartered in London, with principal operating facilities located in Providence, Rhode Island; Las Vegas, Nevada; and Rome, Italy. The Company is organized into four business segments, which are supported by corporate shared services: North America Gaming and Interactive, North America Lottery, International, and Italy. Research and development and product assembly are mostly centralized in North America. The Company had approximately 12,000 employees at December 31, 2019.

The Company is committed to responsible gaming, giving back to its communities, and doing its part to protect the environment, and is recognized in the following ways:

•	the Company’s lottery operations have been certified for compliance with the World Lottery Association ("WLA") Associate Member CSR Standards and Certification Framework;

•	the Company has received responsible gaming accreditation for its land-based casino and lottery segments from the Global Gambling Guidance Group;

•	the Company’s B2C website interactive.IGTGames.com is certified through the Internet Compliance Assessment Program (iCAP), developed by the National Council on Problem Gambling;

•	the Company’s digital and gaming operations both achieved RG accreditation from the Global Gambling Guidance Group;

•	the Company has received an "AA" environmental, social and governance rating from MSCI, Inc. and a "prime" designation in corporate responsibility from ISS-oekom; and

•	the Company has been selected for inclusion in the Bloomberg Gender Equality Index.

Products and Services

The Company has five broad categories of products and services: (1) Lottery, (2) Machine Gaming, (3) Sports Betting, (4) Digital, and (5) Commercial Services.

1. Lottery

The Company supplies a unique set of lottery solutions to more than 100 customers worldwide, including to 37 of the 46 U.S. lotteries through its NALO segment. Lottery customers frequently designate their revenues for particular purposes, such as education, economic development, conservation, transportation, programs for senior citizens and veterans, health care, sports facilities, capital construction projects, cultural activities, tax relief, and others. Many governments have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source of funding for these programs. Lottery products and services are provided through the NALO, International, and Italy business segments.

Lottery services are provided through operating contracts, facilities management contracts ("FMCs"), lottery management agreements ("LMAs"), and product sales contracts. In the majority of jurisdictions, lottery authorities award contracts through a competitive bidding process. Typical service contracts are five to 10 years in duration, often with multi-year extension options. After the expiration of the initial or extended contract term, a lottery authority generally may either seek to negotiate further extensions or commence a new competitive bidding process. Lottery authorities may require providers to pay an upfront fee for the right to manage their lotteries.

The Company designs, sells, leases, and operates a complete suite of point-of-sale machines that are electronically linked with a centralized transaction processing system that reconciles lottery funds between the retailer and the lottery authority. The Company provides and operates highly secure, online lottery transaction processing systems that are capable of processing over 500,000 transactions per minute. The Company provides more than 450,000 point-of-sale devices to lottery customers and lotteries that it supports worldwide. The Company also produces high-quality instant ticket games and provides printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services.

The Company has developed and continues to develop new lottery games, licenses new game brands from third parties, and installs a range of new lottery distribution devices, all of which are designed to drive responsible same-store sales growth for its customers. In connection with its delivery of lottery services, the Company actively advises its customers on growth strategies. Depending on the type of contract and the jurisdiction, the Company also provides marketing services, including retail optimization and lottery brand awareness campaigns. The Company works closely with its lottery customers and retailers to help retailers sell lottery games more effectively. These programs include product merchandising and display recommendations, a selection of appropriate lottery product mix for each location, and account reviews to plan lottery sales growth strategies. The Company leverages years of experience accumulated from being the exclusive licensee for the Italian Lotto, one of the world’s largest lotteries. This B2C expertise in Italy, which includes management of all the activities along the lottery value chain, allows the Company to better serve B2B customers in its NALO and International segments. The Company's primary competitors in the Lottery business include Camelot, Intralot, Pollard, SAZKA, Scientific Games, Sisal and Tattersalls.

The primary types of lottery agreements are outlined below:

Operating and Facilities Management Contracts

The majority of the Company's revenue in the Lottery business comes from operating contracts and FMCs. Since 1998, the Company has been the exclusive licensee for the Italian Lotto game (management of operations commenced in 1994). Beginning in November of 2016, the Company's exclusive license for the Italian Lotto includes partners as part of a joint venture. Lottoitalia s.r.l., a joint venture company among Lottomatica, Italian Gaming Holding a.s., Arianna 2001, and Novomatic Italia ("Lottoitalia"), is the exclusive manager of the Italian Lotto game. Lottoitalia is 61.5% owned by Lottomatica. The Company, through Lottoitalia, manages the activities along the lottery value chain, such as creating games, determining payouts, collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials including play slips, tickets and receipts, and marketing and point-of-sale materials for the game. Since 2004, and for a term expiring in 2028, the Company also has been the exclusive licensee for the instant ticket lottery ("Gratta e Vinci") through Lotterie Nazionali S.r.l., a joint venture 64.0% owned by the Parent's subsidiary Lottomatica Holding, with the remainder directly and indirectly owned by Scientific Games Corporation and Arianna 2001.

The Company’s FMCs typically require the Company to design, install, and operate the lottery system and retail terminal network for an initial term, which is typically five to 10 years. The Company’s FMCs usually contain extension options under the same or similar terms and conditions, generally ranging from one to five years. Under a typical FMC, the Company maintains ownership of the technology and equipment, and is responsible for capital investments throughout the duration of the contract, although the investments are generally concentrated during the early years. The Company provides a wide range of services to lottery customers related to the technology, equipment, and facilities such as hosting, maintenance, marketing, and other support services. The Company generally provides its lottery customers retailer terminal and communication network equipment through operating leases. In return, the Company typically receives fees based upon a percentage of the sales of draw based and/or instant ticket games. In limited instances, the Company provides instant tickets and online lottery systems and services under the same facilities management contract. As of February 24, 2020, the Company had FMCs with 24 U.S. states. As of December 31, 2019, the Company's largest FMCs in the U.S., by annual revenue, were Texas, California, New York, Florida and Michigan, and the revenue weighted-average remaining term of the Company's existing U.S. FMCs was 6.8 years (8.0 years including available extensions). Also, as of February 24, 2020, the Company operated under operating contracts or FMCs in 17 international jurisdictions, excluding Italy.

Operating contracts and FMCs often require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. The Company's revenues from operating contracts and FMCs are generally service fees paid to the Company directly from the lottery authority based on a percentage of such lottery’s wagers or ticket sales. The Company categorizes revenue from operating contracts and FMCs as service revenue from "Operating and Facilities Management Contracts" as described in "Notes to the Consolidated Financial Statements—3. Revenue Recognition" included in "Item 18. Financial Statements".

Lottery Management Agreements

A portion of the Company’s revenues are derived from LMAs. Under an LMA, the Company manages, within parameters determined by the lottery customer, the core lottery functions, including the lottery systems and the majority of the day-to-day activities along the lottery value chain. This includes collecting wagers, managing accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the games. LMAs also include a separate supply agreement, pursuant to which the Company leases certain hardware and equipment, and provides access to software and support services. The Company provides lottery management services in New Jersey as part of a joint venture and in Indiana through a wholly-owned subsidiary of the Parent. The Company's revenues from LMAs are based on achievement of contractual metrics and, with respect to the supply agreements, are based generally on a percentage of wagers. The Company categorizes revenue from LMAs as service revenue from "Lottery Management Agreements" as described in "Notes to the Consolidated Financial Statements—3. Revenue Recognition" included in "Item 18. Financial Statements".

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

Instant ticket contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis and generally range from two to five years with extension opportunities. Government-sponsored lotteries grant printing contracts on both an exclusive and non-exclusive basis where there is typically one primary vendor and one or more secondary vendors. A primary contract permits the vendor to supply the majority of the lottery’s ticket printing needs and includes the complete production process from concept development through production and shipment. It also typically includes marketing and research support. A primary printing contract can include any or all of the following services: warehousing, distribution, telemarketing, and sales/field support. A secondary printing contract includes providing backup printing services and alternate product sources. It may or may not include a guarantee of a minimum or maximum number of games. As of February 24, 2020, the Company provided instant ticket printing products and services to 33 customers in North America and 26 customers in international jurisdictions. The Company categorizes revenue from instant ticket printing contracts, that are not part of an operator or LMA contract, as product revenue from "Systems and other Product sales" as described in "Notes to the Consolidated Financial Statements—3. Revenue Recognition" included in "Item 18. Financial Statements". The instant ticket production business is also highly competitive and subject to strong, price-based competition.

Product Sales and Services Contracts

Under product sales and services contracts, the Company assembles, sells, delivers, and installs turnkey lottery systems or lottery equipment, provides related services, and licenses related software. The lottery authority maintains, in most instances, responsibility for lottery operations. The Company sells additional machines and central computers to expand existing systems and/or replace existing equipment and provides ancillary maintenance and support services related to the systems, equipment sold, and software licensed. The Company categorizes revenue from product sales and services contracts on a case-by-case basis as either service or product revenue from "Other Services" or "Systems and other Product Sales", respectively," as described in "Notes to the Consolidated Financial Statements—3. Revenue Recognition" included in "Item 18. Financial Statements".

2. Machine Gaming

The Company designs, develops, assembles and provides cabinets, games, systems and software for customers in regulated gaming markets throughout the world under fixed fee, participation and product sales contracts. The Company holds more than 450 global gaming licenses and does business with commercial casino operators, tribal casino operators, and governmental organizations (primarily consisting of Lottery operators). Machine gaming products and services are provided through the NAGI, NALO, International, and Italy business segments.

The Company’s primary global competitors in Machine Gaming are American Gaming Systems, Aristocrat, Everi, Euro Games Technology, Konami, Novomatic, and Scientific Games.

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

The Company's casino games typically fall into two categories: premium games and core games.

Premium games include:

•	Wide Area Progressives - games that are linked across several casinos and/or jurisdictions and share a large common jackpot, including The Wheel of Fortune® franchise; and

•	Multi-Level Progressives - games that are linked to a number of other games within the casino itself and offer players the opportunity to win different levels of jackpots, such as Fortune Coin™ Boost.

Core games, which include video reel, mechanical reel, and video poker, are typically sold and in some situations leased to customers.

The Company produces other types of games including:

•	"Centrally Determined" games which are games connected to a central server that determines the game outcome;

•	Class II games which are electronic video bingo machines that can be typically found in North American tribal casinos and certain other jurisdictions like South Africa; and

•	Random-number-generated and live dealer electronic table games, including baccarat and roulette.

Gaming service revenue is primarily generated through providing premium game content and cabinets on short duration leases to customers. The pricing of these arrangements is largely variable where the casino customer pays fees to the Company based on a percentage of amounts wagered, net win, or a daily fixed fee for use of the game content, cabinets, and related support services.

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

Video Lottery Terminals ("VLT") and Amusement with Prize Machines ("AWP")

The Company provides VLTs, VLT central systems and VLT games worldwide. VLTs are usually connected to a central system. In addition, the Company provides AWPs and games to licensed operators in Italy and the rest of Europe. AWPs are typically low-denomination gaming machines installed in retail outlets.

With respect to the Company's machine gaming licenses in Italy, the Company directly manages, and controls throughout the period of use, stand-alone AWPs, as well as VLTs that are installed in various retail outlets and linked to a central system. The Company also provides systems and machines to other machine gaming licensees, either as a product sale or with long-term, fee-based contracts where the service revenue earned is generally based on a percentage of wagers, net of applicable gaming taxes. Due to the nature of the transactions, North America Lottery and International generally categorize revenue from VLTs as product revenue from "Lottery product" or as service revenue from "Machine gaming" and Italy categorizes revenue from VLTs as service revenue from "Machine gaming" as described in "Notes to the Consolidated Financial Statements—3. Revenue Recognition" included in "Item 18. Financial Statements".

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

3. Sports Betting

In Italy, the Company is a licensee for the operation of direct to consumer retail and internet-based sports betting. Specifically, the Company:

•	operates an expansive land-based B2C sports betting network through its “Better” brand on a fixed odds or pari-mutuel basis;

•	establishes odds and assumes the risks related to fixed-odds sports contracts;

•	collects the wagers; and

•	makes the payouts.

The Company offers Italian consumers betting on sports events (including basketball, horse racing, soccer, cycling, downhill skiing, cross country skiing, tennis, sailing, and volleyball), motor sports (car and motorcycle racing), non-sports events connected with the world of entertainment, music, culture, and current affairs of primary national and international interest, as well as Virtual (computer generated) events.
The Company also provides sports betting technology and management services to licensed sports betting operators in eleven states in the U.S. through both the NAGI and NALO business segments. The Company does not operate direct to consumer sports betting in the U.S.
The Company offers a combination of technology and services to U.S. licensed sports book operators in each state where sports betting is legal. The offering may be different in each market in order to comply with local regulations and market conditions. The Company currently packages services in two ways:

•
“software as a service” solutions offering modular services hosted and maintained in each U.S. state or tribal jurisdiction where Sports Betting is legal. These solutions provide the technology requirement for companies wishing to operate for themselves land-based (retail), digital and mobile fixed odds and pari-mutuel sports wagering, including trading and risk management tools, point of sale, websites, mobile apps and player account management software; and,

•
“turnkey” managed service solutions which combine the Company’s end-to-end sports betting management technology with a portfolio of value-added services including offer management, patron support, payments, fraud management, and other advisory functions to support operations by land-based, digital and omni-channel sports betting operators.

The Company also manufactures and sells a range of retail point of sale products for use by its sports betting customers in the U.S. which includes a variety of self-service kiosks and over the counter betting solutions.
Sports betting operators who are customers of the Company in the U.S. include: FanDuel (Flutter plc), PointsBet, FoxBet (Stars Group), Delaware North and the Rhode Island Lottery. The Company’s primary competitors in the U.S. sports betting market include Scientific Games, Kambi and SBTech.
The Company’s primary competitors in B2C Sports Betting in Italy are Bet365, Betfair/PaddyPower, Eurobet, Sisal, SNAITECH, and William Hill.

The Company categorizes revenue from sports betting as service revenue from "Other services" as described in "Notes to the Consolidated Financial Statements—3. Revenue Recognition" included in "Item 18. Financial Statements".

4. Digital

Digital gaming and lottery (or iGaming) enables game play via the internet for real money or for fun (social). The Company designs, assembles, and distributes a full suite of configurable products, systems, contents and services and holds more than 20 licenses that authorize the provision of digital gaming products and services worldwide. In Italy, the Company acts as both a complete internet gaming operator and mobile casino, sports betting and poker operator. The Company's digital products include poker, bingo, and online casino table and slot games with features such as single and multiplayer options with branded titles and select third-party content. The Company provides social casino content as part of a multi-year strategic partnership with DoubleU Games. The Company’s complete suite of PlayLottery solutions, services, and professional expertise allows lotteries to fully engage their players on any digital channel in regulated markets. Existing lottery game portfolios are extended to the digital channel to provide a spectrum of engaging content such as eInstant tickets.

The Company’s iGaming systems and digital platforms offer customers an integrated system that provides player account management, advanced marketing and analytical capabilities, and a highly reliable and secure payment system. IGT Connect™ integrates third-party player account management systems, third-party game engines, and regulatory systems. The Company also offers a remote game server, which is a fast gateway to extensive casino and eInstant content, and digital and social gaming services that enhance player experiences and create marketing opportunities around either the Company's games or third-party games.

The Company's diverse iGaming B2B customer base (more than 150 operators) includes Caesar's Entertainment, the Georgia Lottery, and William Hill, among others. Digital and social gaming products and services are provided through the NAGI, NALO, International, and Italy business segments. The Company faces competition from operators, such as 888 Holdings and bwin.party, and broad-based traditional B2B providers, such as Playtech plc and Microgaming. The Company also faces competition in the digital space from other machine gaming suppliers, such as Scientific Games. In sports betting, the Company faces competition from other specialist B2C providers such as Kambi PLC.

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

Business Segment Revenue

Revenues for the Company by business segment are as follows:

	For the year ended December 31,
($ thousands)	2019	2018
Service revenue	619,265	624,476
Product sales	451,382	378,693
North America Gaming and Interactive	1,070,647	1,003,169

Service revenue	1,072,383	1,111,069
Product sales	92,816	80,833
North America Lottery	1,165,199	1,191,902

Service revenue	460,307	495,497
Product sales	379,881	324,486
International	840,188	819,983

Service revenue	1,708,069	1,814,549
Product sales	981	930
Italy	1,709,050	1,815,479

Other	722	723

Total revenue	4,785,806	4,831,256

For a further description of the principal services and products the Company provides by business segment, including a breakdown of the Company's revenues by geographic market, see “Item 5.A Operating and Financial Review and Prospects—Operating Results” and “Notes to the Consolidated Financial Statements—19. Segment Information.”
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
Product Development
The Company devotes substantial resources to research and development and incurred $266.2 million and $263.3 million of related expenses in 2019 and 2018, respectively. The Company's research and development efforts cover multiple creative and engineering disciplines for its lottery and gaming businesses, including creative game content, hardware, and software; and land-based, online social, and digital real-money applications. These products are created primarily by employee designers, engineers, and artists, as well as third-party content creators. Third-party technologies are used to improve the yield from development investment and concentrate increased resources on product differentiation engineering.
Product assembly operations primarily involve the configuration and assembly of electronic components, cables, harnesses, video monitors, and prefabricated parts purchased from outside sources.
Intellectual Property
The Company’s intellectual property (“IP”) portfolio of patents, trademarks, copyrights, and other licensed rights is significant. At December 31, 2019, the Company held 4,686 patents and 8,034 trademarks filed and registered worldwide. The Company's IP portfolio is widely diversified with patents related to a variety of products, including game designs, bonus and secondary embedded game features, device components, systems features, and web-based or mobile functionality. The Company also relies on trade secret protection, believing that its technical “know-how” and the creative skills of its personnel are of substantial importance to its success.
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
A comprehensive network of internal and external resources and controls is required to achieve compliance with the broad governmental oversight of the Company’s business. The Company has a robust internal compliance program to ensure compliance with applicable requirements imposed in connection with its gaming and lottery activities, as well as legal requirements generally applicable to all publicly traded companies. The Company employs more than 150 people to support global compliance which is directed on a day-to-day basis by the Company’s Senior Vice President, Chief Compliance and Risk Management Officer. Legal advice is provided by attorneys from the Company’s legal department as well as outside experts. The compliance program, accountable to the Parent’s board of directors, is overseen by the Global Compliance Governance Committee, which comprises employee and nonemployee directors and a non-employee gaming law expert. Through these efforts, the Company seeks to assure both regulators and investors that all its operations maintain the highest levels of integrity.
Gaming
The assembly, sale and distribution of gaming devices, equipment, and related technology and services are subject to federal, state, tribal, and local regulations in the U.S. and foreign jurisdictions. The initial regulatory requirement in most jurisdictions is to obtain the privileged licenses that allow the Company to participate in gaming activities. The Company’s operating entities and key personnel have obtained or applied for all known government licenses, permits, registrations, findings of suitability, and approvals necessary to assemble, distribute and/or operate gaming products in all jurisdictions where it does business. Although many gaming regulations across jurisdictions are similar or overlapping, the Company must satisfy all conditions individually for each jurisdiction. Obtaining the required licenses at a corporate and individual level is a thorough process, in which the authorities review detailed information about the companies and individuals applying for suitability, as well as the processes used in the assembly, sale, and distribution of gaming devices. Once the license has been granted, regulatory oversight ensures that the licensee continue to operate with honesty and integrity.
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
Lottery
Lotteries in the U.S. are regulated by state or other applicable law. There are currently 46 U.S. jurisdictions (including the District of Columbia) that authorize the operation of lotteries. The ongoing operations of lotteries and lottery operators are typically subject to extensive and broad regulation, which vary state-by-state. Lottery regulatory authorities generally exercise significant discretion, including with respect to the determination of the types of games played, the price of each wager, the manner in which the lottery is marketed and the selection of suppliers of equipment, technology, and services, as well as the retailers of lottery products. To ensure the integrity of contract awards and lottery operations, most jurisdictions require detailed background disclosure on a continuous basis from vendors and their officers, directors, subsidiaries, affiliates, and principal stockholders. Background investigations of the vendors’ employees who will be directly responsible for the operation of lottery systems are also generally conducted. Certain jurisdictions also require extensive personal and financial disclosure and background checks from persons and entities beneficially owning a specified percentage of a vendor’s securities. The awarding of lottery contracts and ongoing operations of lotteries in international jurisdictions are also extensively regulated, although international regulations typically vary from those prevailing in the U.S.
Digital and Sports Betting
In 2019, there was continued growth in sports wagering across the U.S. In addition to the states and tribal jurisdictions that adopted Sports Betting in 2018, more states legalized and adopted regulations to govern sports wagers in 2019: Colorado, Iowa, Indiana, Illinois, New York, and additional Tribal jurisdictions. Some of these states launched in 2019, with others expected to launch in 2020. More states are expected to address the legalization of sports wagering in upcoming legislative sessions. The channels for offering sports wagering differ from state to state, with most states seeking to offer sports wagering both in person and through some electronic means, such as via a mobile phone app.
In the U.S., the Unlawful Internet Gambling Enforcement Act of 2006 (“UIGEA”) prohibits, among other things, the acceptance by a business of a wager by means of the internet where such wager is prohibited by any applicable law where initiated, received or otherwise made. Under UIGEA, severe criminal and civil sanctions may be imposed on the owners and operators of such systems and on financial institutions that process wagering transactions. The law contains a safe harbor for wagers placed within a single state (disregarding intermediate routing of the transmission) where the method of placing the bet and receiving the bet is authorized by that state’s law, provided the underlying regulations establish appropriate age and location verification.
Also in the U.S., the Wire Act prohibits several types of wager-related communications over a “wire communications facility.” In 2011, the U.S. Department of Justice (the “DOJ”) issued an opinion interpreting the Wire Act as applicable only to sports wagering and that UIGEA does not supersede or otherwise limit the scope of the Wire Act (the “2011 Opinion”). In January 2019, the DOJ published the 2019 Opinion, concluding that the Wire Act was applicable to other forms of gambling that cross state lines, though the precise scope of the 2019 Opinion is unclear, and the DOJ has not yet addressed how it plans to enforce the Wire Act. The DOJ initially issued a memorandum stating that it will not enforce the 2019 Opinion prior to June 14, 2019. Further, the New Hampshire Lottery Commission and certain private parties (the “Plaintiffs”) commenced litigation in federal district court in New Hampshire challenging the 2019 Opinion. In response to this and other lawsuits, the DOJ issued a memorandum in April 2019 acknowledging that the 2019 Opinion did not consider whether the Wire Act applies to State lotteries and their vendors, and the DOJ is now considering this issue. In connection with such acknowledgment, the DOJ also extended the non-prosecution period for State lotteries and their vendors indefinitely while they consider the question. If the DOJ concludes that the Wire Act does apply to State lotteries and/or their vendors, they would extend the non-prosecution period for an additional period of 90 days after the DOJ publicly announces such position (the “Lottery Forbearance”).
On June 3, 2019, the U.S. District Court for the District of New Hampshire ruled in favor of the Plaintiffs and opined that the Wire Act applies only to sports betting and related activities (the “NH Decision”). The NH Decision also set aside the 2019 Opinion leaving the 2011 Opinion as DOJ’s only stated position on the subject. In response to the NH Decision, the DOJ extended the forbearance period to December 31, 2019; such forbearance period was further extended through June 30, 2020. The Lottery Forbearance remains unchanged. On August 16, 2019, the DOJ filed a Notice of Appeal with respect to the NH Decision. DOJ filed its opening brief with the First Circuit Court of Appeal on December 20, 2019. Plaintiffs’ opening briefs are due February 26, 2020. It is unclear when the DOJ will conclude its consideration of whether the Wire Act applies to State lotteries and their vendors, or whether other courts would come to the same conclusions set forth in the NH Decision. The Company’s management is evaluating the NH Decision, the 2019 Opinion, the DOJ appeal and their implications to the Company, its customers, and the industries in which the Company operates.
Delaware, New Jersey, Pennsylvania and West Virginia have authorized internet casino gaming and Nevada has authorized online poker. Additionally, a few state lotteries offer internet instant game sales to in-state lottery customers and several states allow subscription sales of draw games over the internet.
The Company participates in digital gaming and sports wagering in the U.S. as a content and technology provider within fully regulated gaming and lottery frameworks.
Digital gaming in the E.U. is characterized by diverse regulatory frameworks with some E.U. countries having monopolistic regimes run by a sole operator and others having established licensing systems for more than one operator. The Company carefully evaluates each E.U. jurisdiction to ensure adherence to applicable laws and regulations.  As local regulations and related guidance from authorities change, the Company re-evaluates its position in any given country. In 2018, the E.U. Court of Justice announced that it was dropping all enforcement proceedings related to gambling which allows the individual E.U. country rulings to stand, regardless of whether or not they violate E.U. laws. As a result, the Company has made adjustments to its strategy, to respect the individual E.U. country rulings.

Italian Gaming and Betting Regulations
The Company operates in Italy in the lottery, gaming, and betting sectors and is subject to regulatory oversight by the Agenzia delle Dogane e Dei Monopoli ("ADM"). At December 31, 2019, the Company held licenses for (1) the activation and operation of the network for Italy's Lotto game, (2) the operation of instant and traditional lotteries, (3) the activation and operation of the network for the telematic operation of legalized AWPs and VLTs, (4) the land based collection of pari-mutuel and fixed odds betting through physical points of sale and digital channels and (5) the digital gaming collection operated through digital channels, including digital sports betting, skill games, casino games, and digital Bingo.
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
Gaming and betting licenses are granted pursuant to a public tender procurement process. The license provides for all of the licensee’s requirements, in accordance with the provisions of Italian law and regulation, activities and duties, including collection of the game’s revenues, the payment of winnings, the payment of the point of sale, payment of gaming taxes and all the other amounts due to the State, the drawings and the management of all of the technological assets to operate gaming, requirements of the technological infrastructure and the relevant service levels. Licenses are for a determined time period, generally nine years, and are not renewable unless indicated in the licensing agreement; in such event, the renewal is not guaranteed to be on the same terms. In certain cases, the license may be extended at the option of the ADM on the same terms. Under other circumstances, which are typically defined in the licensing agreement, the license may be revoked or terminated. Most cases of early termination are related to the breach of the terms of the licensing agreement or the non-fulfillment of conditions of that agreement as well as the loss of the requirements prescribed by Italian law and regulation for the assignment and the maintenance of gaming licenses. In some cases, the early termination of the license allows the State to draw upon the entire amount of the performance bond presented by the licensee. Upon governmental request, the licensee has an obligation to transfer, free of charge, the assets subject of the license to the State at the end of the term of the license or in the event of its revocation or early termination. Each single license contains specific provisions enacting such general obligation.

C.	Organizational Structure
A listing of the Parent’s directly and indirectly owned subsidiaries at February 24, 2020 is set forth in Exhibit 8.1 to this annual report on Form 20-F. At February 24, 2020, De Agostini had an economic interest of approximately 50.59% and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the loyalty plan, a voting interest in the Parent of approximately 67.18% of the total voting rights. See “Item 7. Major Shareholders and Related Party Transactions” for additional information.
The following is a diagram of the Parent and certain of its subsidiaries and associated companies at February 24, 2020:

D.	Property, Plant and Equipment
The Parent's principal office is located at Marble Arch House, 66 Seymour Street, 2nd Floor, London W1H 5BT, U.K., telephone number +44 (0) 207 535 3200. At February 24, 2020, the Company leased approximately 123 properties in the U.S. and 280 properties outside of the U.S., and owned a number of facilities and properties, including:

•	an approximately 113,000 square foot production and research and development office building in Moncton, New Brunswick, Canada;

•	an approximately 52,500 square foot research and development lab and engineering office in Reno, Nevada;

•	an approximately 51,000 square foot production and assembly facility and office in Gross St. Florian, Austria; and

•	an approximately 13,000 square foot enterprise data center in West Greenwich, Rhode Island.
The following table shows the Company's material properties at February 24, 2020:
U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status
9295 Prototype Drive, Reno, NV	1,251,179	Office; Warehouse, Game Studios; Hardware/Software Engineering; Global Production Center; Electronic Gaming Machine and Instant Ticket Vending Machine Production	100%	Leased
6355 S. Buffalo Drive, Las Vegas, NV	222,268	U.S. Principal Operating Facility, Game Studio, Systems Software, Showroom	100%	Leased
55 Technology Way, West Greenwich, RI	170,000	WG Technology Center: Office; Research and Testing; Storage and Distribution	100%	Leased
4000 South Frontage Road, Suite 101 Lakeland, FL	141,960	Printing Plant: Printing facility; Storage and Distribution; Office	100%	Leased
10 Memorial Boulevard, Providence, RI	124,769	U.S. Principal Operating Facility	100%	Leased
300 California Street, Floor 8, San Francisco, CA	15,457	Office; PlayDigital HQ	100%	Leased
8520 Tuscany Way, Bldg. 6, Suite 100, Austin, TX	81,933	Texas Warehouse and National Response Center: Contact Center; Storage and Distribution; Office	95%	Leased
5300 Riata Park Court, Bldg. E, Suite 100, Austin, TX	42,537	Austin Tech Campus: Research and Test; Office	90%	Leased
8200 Cameron Road, Suite E120, Austin, TX	41,705	Data Center of the Americas: Data Center; Network Operations; Office	80%	Leased
47 Technology Way, West Greenwich, RI	13,050	Enterprise Data Center: Data Center; Network Operations	75%	Owned
75 Baker Street, Providence, RI	10,640	RI National Response Center: Office; Contact Center	100%	Leased

Non-U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status
Via delle Monachelle S.N.C. Pomezia, Rome, Italy	170,456	Instant Ticket Warehouse; Instant Ticket Production	100%	Leased
Galwin 2 1046 AW Amsterdam, Netherlands	125,128	Electronic Gaming Machine Production; Gaming Distribution/Repair; Research and Test; Office	90%	Leased
Viale del Campo Boario 56/D 00154 Roma, Italy	123,740	Principal Operating Facility in Italy: Office Italy Data Center: Data Center; Network Operations	100%	Leased
328 Urquhart Ave, Moncton, New Brunswick, Canada	113,000	Canada HQ; Office; Research and Testing; VLT Production	100%	Owned
Viale del Campo Boario 19 00154 Roma, Italy	96,840	Office; Software Development	95%	Leased
Seering 13-14, Unterpremstatten, Austria	73,750	Austria Gaming HQ; Office; Research and Test	90%	Leased
29 Suzhoujie Street, Viva Plaza, Haidian District, Room No. 1-20, 11th and 18th Floors, Beijing 100080, China	54,058	Game Studio; Systems Software; Office	85%	Leased
Al. Jerozolimskie, 92 Brama Building, Warsaw, Poland	71,904	International Tech Hub; Office; Research and Test	95%	Leased
USCE Tower Bulevar Mihajla, Pupina No. 6 Belgrade, Serbia	42,764	Software Development Office, Lottery and Gaming Products	95%	Leased
11 Talavera Rd. Building B, Sydney, Australia	27,432	Office; Sales & Marketing; Financial Support	100%	Leased
10 Finsbury Square, 3rd Floor London EC2A 1AD, United Kingdom	17,340	International Management HQ, Play Digital	100%	Leased
Marble Arch House, 66 Seymour Street, 2nd Floor, London W1H 5BT, United Kingdom	11,495	Registered Global Headquarters of the Parent	75%	Leased

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

The following discussion includes information for the fiscal years ended December 31, 2019 and 2018. Refer to Part I, Item 5 of the annual report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on March 8, 2019, for the Operating and Financial Review and Prospects for the fiscal year ended December 31, 2017.

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

A.            Operating Results

Business Overview

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company's solutions deliver gaming experiences that engage players and drive growth. The Company has a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility. The Company's operations for the period presented here-in are classified into four principal business segments operating in three regions: North America Gaming and Interactive, North America Lottery, International, and Italy.

Key Factors Affecting Operations and Financial Condition

The Company's worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The following are the principal factors which have affected the Company's results of operations and financial condition and/or which may affect results of operations and financial condition for future periods.

Product Sales: Product sales fluctuate from year to year due to the mix, volume, and timing of the transactions. Product sales amounted to $925.1 million and $784.9 million, or approximately 19.3% and 16.2% of total revenues, for the years ended December 31, 2019 and 2018, respectively.

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

Non-Cash Goodwill Impairments: In 2019, the Company determined that there was an impairment in the International reporting unit’s goodwill due to the deterioration in the Company's forecasted cash flows of the International reporting unit and a higher weighted-average cost of capital. A $99.0 million non-cash goodwill impairment loss with no income tax benefit was recorded to reduce the carrying amount of the International reporting unit to fair value. The goodwill remaining in the International reporting unit after the impairment was $1.308 billion for the year ended December 31, 2019. The impairment loss had no impact on the Company’s cash flows, ability to service debt, compliance with financial covenants, or underlying liquidity.

Effects of Foreign Exchange Rates: The Company is affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into U.S. dollars for consolidation, which is referred to as the translation impact, and (ii) through transactions by subsidiaries in currencies other than their own functional currencies, which is referred to as the transaction impact. Translation impacts arise in the preparation of the consolidated financial statements; in particular, the consolidated financial statements are prepared in U.S. dollars while the financial statements of each of the Company's subsidiaries are generally prepared in the functional currency of that subsidiary. In preparing consolidated financial statements, assets and liabilities measured in the functional currency of the subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date, while income and expenses are translated using the average exchange rates for the period covered. Accordingly, fluctuations in the exchange rate of the functional currencies of the Company's subsidiaries against the U.S. dollar impacts the Company's results of operations. The Company is particularly exposed to movements in the euro/U.S. dollar exchange rate. Although the fluctuations in exchange rates have had a significant impact on the Company's revenues, net income, and net debt, the impact on operating income and cash flows is less significant as revenues are typically matched to costs denominated in the same currency.

The Wire Act: The Company's management is evaluating the Wire Act and related legal developments, and their implications to the Company, its customers, and the industries in which the Company operates, as more fully described in “Item 3.D Risk Factors” and “Item 4.B Business Overview”. If the Wire Act is broadly interpreted and enforced to prohibit activities in which the Company and its customers are engaged, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures and/or the Company may be required to substantially change the way it conducts its business, any of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Critical Accounting Estimates

The Company's consolidated financial statements are prepared in conformity with GAAP which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic.

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

Revenue Recognition

The Company recognized service and product revenues of $3,860.7 million and $925.1 million, respectively, for the year ended December 31, 2019. The Company often enters into contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. Management applies judgment in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition. The Company's revenue recognition policy, which requires significant judgments and estimates, is fully described in "Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies" included in "Item 18. Financial Statements".

Impairments related to Goodwill

The process of evaluating potential impairments related to goodwill requires the application of significant judgment. Goodwill is tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If an event occurs that would cause revisions to the estimates and assumptions used in analyzing the fair value of goodwill, the revision could result in a non-cash impairment loss that could have a material impact on financial results.

The goodwill impairment test compares the fair value of the Company’s four reporting units (which are the same as its reportable segments) with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value.

In performing the goodwill impairment test, the Company estimates the fair value of the reporting units using an income approach based on projected discounted cash flows. The procedures the Company follows include, but are not limited to, the following:

•	Analysis of the conditions in, and the economic outlook for, the reporting units;

•	Analysis of general market data, including economic, governmental, and environmental factors;

•	Review of the history, current state, and future operations of the reporting units;

•	Analysis of financial and operating projections based on historical operating results, industry results, and expectations;

•	Analysis of financial, transactional, and trading data for companies engaged in similar lines of business to develop appropriate valuation multiples and operating comparisons; and

•	Calculation of the Company's market capitalization, total invested capital, the implied market participant acquisition premium, and supporting qualitative and quantitative analysis.

Under the income approach, the fair value of the reporting unit is determined based on the present value of each unit's estimated future cash flows, discounted at a risk-adjusted rate. The Company uses internal forecasts to estimate future cash flows and estimates long-term future growth rates based on internal projections of the long-term outlook for each reporting unit. Actual results may differ from those assumed in forecasts. The discount rates are based on a weighted-average cost of capital analysis computed by calculating the after-tax cost of debt and the cost of equity and then weighted based on the concluded capital structure of the respective reporting unit. The Company uses discount rates that are commensurate with the risks and uncertainty inherent in each reporting unit and in internally developed forecasts. Discount rates used in the reporting unit valuations ranged from 7.4% to 10.6%.

Estimating the fair value of reporting units requires the Company's management to use its judgment in making estimates and making forecasts that are based on a number of factors including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital.

Results of Operations

Comparison of the years ended December 31, 2019 and 2018

	For the year ended
	December 31, 2019		December 31, 2018		Change
($ thousands)	$	% of Revenue	$	% of Revenue	$	%
Service revenue	3,860,746	80.7	4,046,314	83.8	(185,568)	(4.6)
Product sales	925,060	19.3	784,942	16.2	140,118	17.9
Total revenue	4,785,806	100.0	4,831,256	100.0	(45,450)	(0.9)

Cost of services	2,380,355	49.7	2,450,658	50.7	(70,303)	(2.9)
Cost of product sales	553,293	11.6	491,030	10.2	62,263	12.7
Selling, general and administrative	846,047	17.7	844,059	17.5	1,988	0.2
Research and development	266,241	5.6	263,279	5.4	2,962	1.1
Goodwill impairment	99,000	2.1	118,000	2.4	(19,000)	(16.1)
Other operating expense, net	3,742	0.1	17,239	0.4	(13,497)	(78.3)
Total operating expenses	4,148,678	86.7	4,184,265	86.6	(35,587)	(0.9)

Operating income	637,128	13.3	646,991	13.4	(9,863)	(1.5)

Interest expense, net	(410,129)	(8.6)	(417,387)	(9.3)	7,258	(1.7)
Foreign exchange gain, net	39,839	0.8	129,051	(9.0)	(89,212)	(69.1)
Other income (expense), net	17,929	0.4	(54,607)	(1.1)	72,536	(132.8)
Total non-operating expenses	(352,361)	(7.4)	(342,943)	(7.1)	(9,418)	2.7

Income before provision for income taxes	284,767	6.0	304,048	6.3	(19,281)	(6.3)

Provision for income taxes	173,109	3.6	189,401	3.9	(16,292)	(8.6)

Net income	111,658	2.3	114,647	2.4	(2,989)	(2.6)

Less: Net income attributable to non-controlling interests	130,683	2.7	115,671	2.4	15,012	13.0
Less: Net income attributable to redeemable non-controlling interests	—	—	20,326	0.4	(20,326)	(100.0)
Net loss attributable to IGT PLC	(19,025)	(0.4)	(21,350)	(0.4)	2,325	(10.9)

Service revenue

	For the year ended December 31,		Change
($ thousands)	2019	2018	$	%
North America Gaming and Interactive	619,265	624,476	(5,211)	(0.8)
North America Lottery	1,072,383	1,111,069	(38,686)	(3.5)
International	460,307	495,497	(35,190)	(7.1)
Italy	1,708,069	1,814,549	(106,480)	(5.9)
Operating Segments	3,860,024	4,045,591	(185,567)	(4.6)
Corporate Support	—	—	—	-
Purchase Accounting	722	723	(1)	(0.1)
	3,860,746	4,046,314	(185,568)	(4.6)

North America Gaming and Interactive

The following table sets forth changes in service revenue in the North America Gaming and Interactive segment:

	For the year ended December 31,		Change
($ thousands)	2019	2018	$	%
Machine gaming	406,673	420,447	(13,774)	(3.3)
Other services	212,592	204,029	8,563	4.2
	619,265	624,476	(5,211)	(0.8)

The principal drivers of the decrease in service revenue for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:

•
A decrease of $13.8 million in Machine gaming, primarily driven by an 11% year-over-year reduction in the installed base units that includes the impact of a strategic agreement with a distributor in Oklahoma, partially offset by higher average yields; and

•
An increase of $8.6 million in Other services, principally due to the expansion of the U.S. Sports Betting market and new iGaming contracts resulting in an increase of $16.2 million, partially offset by a $9.3 million decrease in social gaming.

North America Lottery

The following table sets forth changes in service revenue in the North America Lottery segment:

	For the year ended December 31,		Change
($ thousands)	2019	2018	$	%
Operating and Facilities Management Contracts	807,354	828,641	(21,287)	(2.6)
Lottery Management Agreements	108,032	129,104	(21,072)	(16.3)
Machine gaming	97,013	99,679	(2,666)	(2.7)
Other services	59,984	53,645	6,339	11.8
	1,072,383	1,111,069	(38,686)	(3.5)

The principal drivers of the decrease in service revenue for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:

•
A decrease of $21.3 million in Operating and Facilities Management Contracts, primarily driven by a 29.3% reduction in same store revenues (revenue from existing customers as opposed to new customers) from multi-state jackpot games and a $45.5 million reduction in revenue due to the conclusion of the Illinois supply contract in the first quarter of 2019, partially offset by an increase in same store revenue growth of 4.6% due to increases in instant ticket and draw games;

•	A decrease of $21.1 million in lottery management agreements ("LMAs"), principally driven by lower multi-state jackpot activity resulting in a lower amount of expected LMA incentives to be earned; and

•	An increase of $6.3 million in Other services, principally due to a $5.5 million increase in sports betting revenue.

International

The following table sets forth changes in service revenue in the International segment:

	For the year ended December 31,		Change
($ thousands)	2019	2018	$	%
Operating and Facilities Management Contracts	284,417	282,864	1,553	0.5
Machine gaming	111,839	139,936	(28,097)	(20.1)
Other services	64,051	72,697	(8,646)	(11.9)
	460,307	495,497	(35,190)	(7.1)

The principal drivers of the decrease in service revenue for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:

•
An increase of $1.6 million in Operating and Facilities Management Contracts, principally due to higher same store revenue of $8.5 million, partially offset by unfavorable foreign currency translation of $10.4 million;

•
A decrease of $28.1 million in Machine gaming, principally driven by an 8.7% year-over-year reduction in the commercial gaming installed base units and $8.2 million of unfavorable foreign currency translation, partially offset by a 20.6% year-over-year increase in the video lottery terminal ("VLT") installed base units; and

•
A decrease of $8.6 million in Other services, principally driven by lower Commercial Services revenue of $7.9 million driven by unfavorable foreign exchange translation of $4.8 million and the sale of the Company’s BillBird subsidiary in the fourth quarter of 2019.

Italy

The following table sets forth changes in service revenue in the Italy segment:

	For the year ended December 31,		Change
($ thousands)	2019	2018	$	%
Operating and Facilities Management Contracts	760,185	793,303	(33,118)	(4.2)
Machine gaming	572,242	672,202	(99,960)	(14.9)
Other services	375,642	349,044	26,598	7.6
	1,708,069	1,814,549	(106,480)	(5.9)

Operating and Facilities Management Contracts - Lotto

Lotto revenue for the year ended December 31, 2019 decreased by $16.3 million compared to the year ended December 31, 2018, principally due to $24.6 million of unfavorable foreign currency translation, partially offset by a 1.7% increase in wagers.

Wagers for the years ended December 31, 2019 and 2018 are as follows:

	For the year ended December 31,		Change
(€ millions)	2019	2018	€	%
10eLotto wagers	5,860	5,728	132	2.3
Core wagers	1,941	1,877	64	3.4
Wagers for late numbers	163	227	(64)	(28.2)
Million day	187	185	2	1.1
Total wagers	8,151	8,017	134	1.7

Operating and Facilities Management Contracts - Instant tickets

Instant tickets revenue for the year ended December 31, 2019 decreased by $16.8 million compared to the year ended December 31, 2018, principally driven by unfavorable foreign currency translation of $16.4 million. Total wagers were consistent with the prior year driven by strong performance of new products, offsetting the conclusion of several games.

Wagers for the years ended December 31, 2019 and 2018 are as follows:

	For the year ended December 31,		Change
(€ millions)	2019	2018	€	%
Total wagers	9,194	9,207	(13)	(0.1)

Machine gaming

Machine gaming for the year ended December 31, 2019 decreased by $100.0 million compared to the year ended December 31, 2018, primarily driven by:

•
A decrease of $68.0 million in VLTs due primarily to increases in gaming machine taxes related to the Prelievo Unico Erariale (“PREU”) and unfavorable foreign exchange translation of $19.4 million, partially offset by a reduction in the return to players;

•	A decrease of $32.0 million in amusement with prize machines ("AWPs") due primarily to an 11.6% decrease in the average number of AWPs and unfavorable foreign exchange translation of $10.6 million.

Total wagers for the years ended December 31, 2019 and 2018 are as follows:

	For the year ended December 31,		Change
(€ millions)	2019	2018	€	%
VLT wagers	5,669	5,838	(169)	(2.9)
AWP wagers	3,690	3,717	(27)	(0.7)
Total wagers	9,359	9,555	(196)	(2.1)

Total wagers and machines installed correspond to the management of VLTs and AWPs under the Company's licenses.

Other services

Other services for the year ended December 31, 2019 increased by $26.6 million compared to the year ended December 31, 2018, primarily driven by:

•
An increase of $30.1 million in Commercial Services due to an increase in POS fees as a result of a new service offering, partially offset by unfavorable foreign currency translation of $8.6 million; and

•
A decrease of $1.7 million in Sports Betting primarily due to unfavorable foreign currency translation of $8.4 million, partially offset by a 6.6% increase in wagers (€908 million for the year ended December 31, 2019 compared to €852 million for the year ended December 31, 2018).

Product sales

	For the year ended December 31,		Change
($ thousands)	2019	2018	$	%
North America Gaming and Interactive	451,382	378,693	72,689	19.2
North America Lottery	92,816	80,833	11,983	14.8
International	379,881	324,486	55,395	17.1
Italy	981	930	51	5.5
Operating Segments	925,060	784,942	140,118	17.9
Purchase Accounting	—	—	—	-
	925,060	784,942	140,118	17.9

North America Gaming and Interactive

The following table sets forth changes in product sales in the North America Gaming and Interactive segment:

	For the year ended December 31,		Change
($ thousands)	2019	2018	$	%
Gaming machines	321,217	261,696	59,521	22.7
Systems and other	130,165	116,997	13,168	11.3
	451,382	378,693	72,689	19.2

The principal drivers of the increase in product sales for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:

•
An increase of $59.5 million in Gaming machines, primarily related to an increase of $30.1 million due to a higher volume of terminal sales, and an increase of $29.4 million due to higher average selling prices (“ASP”); and

•
An increase of $13.2 million in Systems and other, principally associated with an increase of $18.4 million in the license of software and other intellectual property rights, offset by fewer system add-on sales.

North America Lottery

The following sets forth changes in product sales in the North America Lottery segment:

	For the year ended December 31,		Change
($ thousands)	2019	2018	$	%
Lottery product	91,287	80,405	10,882	13.5
Systems and other	1,529	428	1,101	> 200.0
	92,816	80,833	11,983	14.8

The principal drivers of the increase in product sales for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:

•
An increase of $10.9 million in Lottery product, principally due to an increase in the sale of systems and point of sale machines of $27.8 million to existing lottery customers and a $3.7 million increase in instant ticket printing sales to new and existing customers, partially offset by $19.6 million of lower product sales to Massachusetts.

International

The following sets forth changes in product sales in the International segment:

	For the year ended December 31,		Change
($ thousands)	2019	2018	$	%
Lottery product	18,501	46,323	(27,822)	(60.1)
Gaming machines	259,424	193,092	66,332	34.4
Systems and other	101,956	85,071	16,885	19.8
	379,881	324,486	55,395	17.1

The principal drivers of the increase in product sales for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:

•	A decrease of $27.8 million in Lottery product, primarily related to a large multi-year software license in the third quarter of 2018 that did not recur in 2019;

•
An increase of $66.3 million in Gaming machines, principally due to approximately 4,800 additional VLTs sold, primarily in Sweden, and approximately 2,500 additional commercial gaming machines (an 18.3% increase from the year ended December 31, 2018), partially offset by higher incentives and $6.9 million of unfavorable foreign currency translation; and

•	An increase of $16.9 million in Systems and other primarily due to $14.3 million higher gaming software licenses, partially offset by unfavorable foreign currency translation of $4.6 million.

Operating expenses

	For the year ended December 31,		Change
($ thousands)	2019	2018	$	%
Cost of services	2,380,355	2,450,658	(70,303)	(2.9)
Cost of product sales	553,293	491,030	62,263	12.7
Selling, general and administrative	846,047	844,059	1,988	0.2
Research and development	266,241	263,279	2,962	1.1
Goodwill impairment	99,000	118,000	(19,000)	(16.1)
Other operating expense, net	3,742	17,239	(13,497)	(78.3)
Total operating expenses	4,148,678	4,184,265	(35,587)	(0.9)

Information on the material changes in operating expenses are as follows:

Cost of services

Cost of services decreased for the year ended December 31, 2019 compared to the year ended December 31, 2018, principally due to:

•
An increase of $24.4 million in the North America Gaming and Interactive segment, principally due to an increase of $14.5 million in amortization and depreciation and a $3.0 million increase in licensing and royalties;

•	An increase of $6.8 million in the North America Lottery segment, principally due to an increase of $4.8 million in amortization and depreciation;

•	A decrease of $0.5 million in the International segment, principally due to a $4.6 million legal settlement offset by favorable foreign currency translation of $12.3 million;

•
A decrease of $89.0 million in the Italy segment, primarily related to favorable foreign currency translation of $53.9 million, a $26.1 million reduction in the amount of marketing and advertising ($25.1 million net of foreign currency translation) driven by regulations in Italy banning certain types of advertising, a $34.5 million decrease ($13.6 million net of foreign currency translation) in fees paid on gaming machines partially offset by an increase in fees received from commercial services, and an $8.0 million reduction in outside services ($3.5 million net of foreign currency translation); and

•
A decrease of $11.6 million in Purchase Accounting, principally associated with a decrease in depreciation and amortization primarily related to fully depreciated developed technologies acquired in the 2015 acquisition of IGT.

Cost of product sales

Cost of product sales increased for the year ended December 31, 2019 compared to the year ended December 31, 2018, principally due to:

•
A $12.6 million increase in the North America Gaming and Interactive segment, primarily related to an increase of $5.8 million due to product sale mix, a $5.3 million increase in inventory obsolescence costs and a $4.9 million increase in manufacturing costs, partially offset by a $4.8 million reduction in freight costs; and

•
A $47.3 million increase in the International segment, principally due to an increase of $41.2 million due to product sale mix and a $10.2 million increase in manufacturing costs, partially offset by favorable foreign currency translation of $7.5 million.

Selling, general and administrative

Selling, general and administrative expense increased for the year ended December 31, 2019 compared to the year ended December 31, 2018, principally due to:

•	A $9.8 million increase in the North America Gaming and Interactive segment, principally due to a $15.5 million increase in litigation costs;

•
A $7.2 million decrease in the International segment, principally due to a $13.5 million reduction in bad debt expense and $3.6 million of favorable foreign currency translation, partially offset by a non-recurring benefit in 2018 of $7.5 million related to the earn out of an acquisition;

•
A $3.6 million increase in the Italy segment, primarily related to a $10.5 million increase in depreciation and amortization, partially offset by a $7.3 million decrease in payroll related costs and $4.1 million of favorable foreign translation; and

•	A $3.8 million decrease in Corporate Support, primarily due to favorable foreign currency translation of $6.9 million, partially offset by $4.0 million of higher software license costs.

Research and development

Research and development expense increased for the year ended December 31, 2019 compared to the year ended December 31, 2018, principally due to:

•
A $4.8 million increase in the North America Gaming and Interactive segment, primarily related to an increase of $7.3 million in outside services, partially offset by $5.6 million of favorable foreign currency translation.

Goodwill impairment

In 2019, the Company incurred a $99.0 million impairment loss in the International segment as discussed in the Critical Accounting Estimates section. The Company determined that there was an impairment in the International reporting unit’s goodwill due to lower forecasted cash flows along with a higher weighted-average cost of capital.

In 2018, the Company incurred a $118.0 million impairment loss in the International segment as discussed in the Critical Accounting Estimates section. The Company determined that there was an impairment in the International reporting unit’s goodwill due to the results of 2018 being lower than forecasted along with a higher weighted-average cost of capital.

Impairments for the years ended December 31, 2019 and 2018 are recorded within Purchase Accounting.

Other operating expense, net

	For the year ended December 31,
($ thousands)	2019	2018
Restructuring expense	24,855	14,781
Transaction expense, net	5,588	51
Impairment (non-goodwill)	994	2,407
Gain on sale of assets to distributor	(27,695)	—
	3,742	17,239

In 2019, the Company entered into a long-term strategic agreement with a distributor in Oklahoma that included the sale of used, non-premium equipment, which resulted in a gain of $27.7 million for the year ended December 31, 2019.

Operating income

	For the year ended December 31,		Change
($ thousands)	2019	2018	$	%
North America Gaming and Interactive	263,968	218,860	45,108	20.6
North America Lottery	256,192	296,527	(40,335)	(13.6)
International	126,825	142,077	(15,252)	(10.7)
Italy	520,673	541,254	(20,581)	(3.8)
Operating Segments	1,167,658	1,198,718	(31,060)	(2.6)
Corporate Support	(237,663)	(226,231)	(11,432)	(5.1)
Purchase Accounting	(292,867)	(325,496)	32,629	10.0
	637,128	646,991	(9,863)	(1.5)

Operating margin for each of the Company's operating segments is as follows:

	For the year ended December 31,
	2019	2018
North America Gaming and Interactive	24.7%	21.8%
North America Lottery	22.0%	24.9%
International	15.1%	17.3%
Italy	30.5%	29.8%

North America Gaming and Interactive

Segment operating margin increased from 21.8% at year ended December 31, 2018 to 24.7% at year ended December 31, 2019, principally due to product sales margin mix and the strategic Oklahoma distributor sale, partially offset by lower operating margins derived from service revenue attributed to a reduction in the installed base.

North America Lottery

Segment operating margin decreased from 24.9% at year ended December 31, 2018 to 22.0% at year ended December 31, 2019, principally due to a reduction in same-store revenues for the multi-state jackpot games and associated expected lower LMA incentives.

International

Segment operating margin decreased from 17.3% at year ended December 31, 2018 to 15.1% at year ended December 31, 2019, principally due to product sales mix and resolution of an ongoing matter in Colombia in 2019.

Italy

Segment operating margin increased slightly from 29.8% at year ended December 31, 2018 to 30.5% at year ended December 31, 2019, principally due to overall business performance within Lotto, Instant Ticket, and Sports Betting.

Non-operating expenses

Interest expense, net

	For the year ended December 31,		Change
($ thousands)	2019	2018	$	%
Senior Secured Notes	(351,077)	(352,293)	(1,216)	(0.3)
Term Loan Facilities	(36,138)	(39,462)	(3,324)	(8.4)
Revolving Credit Facilities	(28,160)	(27,805)	355	1.3
Other	(8,040)	(12,058)	(4,018)	(33.3)
Interest expense	(423,415)	(431,618)	(8,203)	(1.9)
Interest income	13,286	14,231	945	(6.6)
Interest expense, net	(410,129)	(417,387)	(7,258)	(1.7)

Interest expense, net for the year ended December 31, 2019 decreased compared to the year ended December 31, 2018, primarily related to:

•	A $4.5 million decrease in Senior Secured Notes and Term Loan Facilities, principally due to the following 2019 refinancing activities:

◦	The redemption of the €700 million 4.125% Senior Secured Notes due February 2020 in June 2019;

◦	The June 2019 issuance of the €750 million 3.500% Senior Secured Euro Notes due June 2026;

◦	The September 2019 issuance of the €500 million 2.375% Senior Secured Euro Notes due April 2028;

◦	The prepayment of the Term Loan Facility amortization payment due January 2020 in September 2019; and

•	A $5.6 million decrease related to cross-currency swaps designated as net investment hedges.

Foreign exchange gain, net

The Company recorded foreign exchange gains, net of $39.8 million and $129.1 million in 2019 and 2018, respectively, which are principally non-cash and relate to fluctuations in the euro to U.S. dollar exchange rate on euro-denominated debt.

Other income (expense), net

The components of other income (expense), net are as follows:

	For the year ended December 31,		Change
($ thousands)	2019	2018	$	%
Gain on sale of investments	33,882	—	33,882	-
Debt related transactions	(11,935)	(54,907)	42,972	78.3
Other	(4,018)	300	(4,318)	> 200.0
	17,929	(54,607)	72,536	132.8

Gain on sale of investments

In 2019, the Company recorded $33.9 million of gains on the sale of investments, primarily related to the May 2019 sale of its ownership interest in Yeonama Holdings Co. Limited ("Yeonama"), resulting in a pre-tax gain of $29.1 million.

Debt related transactions

In September 2019, the Company issued €500 million of 2.375% Senior Secured Euro Notes due April 2028 at par. The Company used the net proceeds from the notes to pay the €320 million ($350.2 million) first installment on the Euro Term Loan due January 25, 2020 and pay down $192.3 million of the Revolving Credit Facilities. The Company recorded a $2.3 million loss on extinguishment of debt in connection with the Euro Term Loan repayment.

In June 2019, the Company issued €750 million of 3.500% Senior Secured Euro Notes due June 2026 at par. The Company used the net proceeds from the notes to repurchase €437.6 million ($497.5 million) of the 4.125% Senior Secured Notes due February 2020 and pay down $339.3 million of the Revolving Credit Facilities. The Company recorded a $9.6 million loss on extinguishment of debt in connection with the repurchase.

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

Provision for income taxes

	For the year ended December 31,
($ thousands, except percentages)	2019	2018
Provision for income taxes	173,109	189,401
Income before provision for income taxes	284,767	304,048
Effective income tax rate	60.8%	62.3%

In 2019, the Company's effective tax rate was higher than the U.K. statutory rate of 19.0% primarily due to the impact of the international provisions of the Tax Act (BEAT and GILTI), foreign rate differences, and a goodwill impairment with no associated tax benefit.

In 2018, the Company's effective tax rate was higher than the U.K. statutory rate of 19.0% primarily due to the impact of the international provisions of the Tax Act (BEAT and GILTI), a goodwill impairment with no associated tax benefit, foreign rate differences, increases in uncertain tax positions, and the settlement of an Italian tax audit.

B.	Liquidity and Capital Resources

Overview

The Company's business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company's primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities due July 2024. In addition to general working capital and operational needs, the Company's liquidity requirements arise primarily from its need to meet debt service requirements and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund any acquisitions and associated costs. The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity requirements.

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

The cash management, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

The Company's total available liquidity was as follows:

	December 31,
($ thousands)	2019	2018
Revolving Credit Facilities due July 2024	1,752,125	1,601,968
Cash and cash equivalents	662,934	250,669
Total Liquidity	2,415,059	1,852,637

The Revolving Credit Facilities due July 2024 are subject to customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company's liquidity or capital resources. At December 31, 2019, the Company was in compliance with the covenants.

The Company completed multiple debt transactions in 2019. Refer to the "Notes to the Consolidated Financial Statements—14. Debt" included in "Item 18. Financial Statements" for further discussion of these transactions as well as information regarding the Company's other debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At December 31, 2019 and 2018, approximately 24% and 35% of the Company's net debt portfolio was exposed to interest rate fluctuations, respectively. The Company's exposure to floating rates of interest primarily relates to the Euro Term Loan Facility due January 2023 and Revolving Credit Facilities due 2024. At December 31, 2019 and 2018, the Company held $625.0 million (notional amount) in interest rate swaps that effectively convert $625.0 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 from fixed interest rate debt to variable rate debt.

The following table summarizes the Company's cash balances by currency:

	December 31, 2019		December 31, 2018
($ thousands)	$	%	$	%
Euros	399,042	60.2	140,282	56.0
U.S. dollars	170,771	25.8	41,395	16.5
Other currencies	93,121	14.0	68,992	27.5
Total Cash	662,934	100.0	250,669	100.0

The Company holds insignificant amounts of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on the Company's review of such transfer restrictions and the cash balances held in such countries, it does not believe such transfer restrictions have an adverse impact on its ability to meet liquidity requirements at years ended December 31, 2019 and 2018.

Cash Flow Summary

The following table summarizes the statements of cash flows. A complete statement of cash flows is provided in the Consolidated Financial Statements included herein.

	For the year ended December 31,		Change
($ thousands)	2019	2018	$	%
Net cash provided by operating activities	1,093,135	29,626	1,063,509	> 200.0
Net cash used in investing activities	(312,190)	(511,537)	199,347	39.0
Net cash used in financing activities	(376,274)	(311,545)	(64,729)	(20.8)
Net cash flows	404,671	(793,456)	1,198,127	151.0

Analysis of Cash Flows

Net Cash Provided by Operating Activities

During the year ended December 31, 2019, the Company generated $1,093.1 million of net cash from operating activities, an increase of $1,063.5 million compared to the year ended December 31, 2018. The increase was principally attributed to:

•	A decrease in cash outflows of $878.1 million related to the upfront Italian license fee payments;

•	A decrease in cash outflows of $59.2 million in accounts payable, primarily due to the timing of payments;

•
A decrease in cash outflows of $71.9 million related to inventory, principally related to the strong product sales in the North America Gaming and Interactive and International segments during 2019 resulting in lower ending inventories;

•	A decrease in cash outflows of $45.7 million related to interest paid;

•	A decrease in cash outflows of $32.1 million related to contract assets and liabilities; and

•	An increase in cash outflows of $37.5 million primarily related to non-income based taxes in the Italy segment.

Net Cash Used in Investing Activities

During the year ended December 31, 2019, the Company used $312.2 million of net cash for investing activities, a decrease of $199.3 million compared to the year ended December 31, 2018. The decrease in net cash used in investing activities was principally attributed to:

•	A reduction of $91.0 million in capital expenditures (refer to "Capital Expenditures" included within this section for details on the 2019 and 2018 activity); and

•
An increase in the proceeds from sale of assets of $104.8 million primarily related to the sale of the Company's investment in Yeonama, the sale of fixed assets as part of a strategic agreement with a distributor in Oklahoma, and the sale of the Company's BillBird subsidiary in the fourth quarter of 2019.

Net Cash Used in Financing Activities

Financing activities for 2019

•	The Company made principal payments on long-term debt of $1.265 billion, principally composed of:

◦	The repurchase of $497.5 million of the 4.125% Senior Secured Euro Notes due February 2020;

◦	Principal payments of $350.2 million on the first installment on the Euro Term Loan Facility due January 25, 2020;

◦	Payments, net of borrowings, of $417.0 million on the Revolving Credit Facilities due July 2024;

•	The Company paid dividends of $163.5 million to shareholders;

•	The Company paid $136.7 million of dividends and returned $98.8 million of capital to non-controlling shareholders;

•	The Company received proceeds of $1.397 billion from long term debt, primarily related to:

◦	Proceeds of $550.1 million from the issuance of the €500 million 2.375% Senior Secured Euro Notes due April 2028 in September; and

◦	Proceeds of $847.0 million from the issuance of the €750 million 3.500% Senior Secured Euro Notes due June 2026 in June; and

•
The Company paid debt issuance costs of $25.9 million related to the 2019 debt issuances and certain amendments to the Euro Term Loan Facility due January 2023 and the Revolving Credit Facilities due July 2024.

Financing activities for 2018

•	The Company made principal payments on long-term debt of $1.900 billion composed of:

◦	Principal payments of $625.5 million on the 6.625% Senior Secured Notes due February 2018 upon maturity;

◦	Principal payments of $600.0 million on the 5.625% Notes in connection with the redemption in September 2018;

◦	Principal payments of $433.3 million on the 4.125% Notes and the 4.750% Notes in connection with the repurchases in June 2018; and

◦	Principal payments of $144.3 million on the 7.500% Notes in connection with the redemption in October 2018;

•	The Company paid dividends of $163.2 million to shareholders;

•	The Company paid $126.9 million of dividends and returned $85.1 million of capital to non-controlling shareholders;

•	The Company received capital increases of $321.6 million from non-controlling interests related to the Scratch & Win license in Italy; and

•	The Company received proceeds of $1.688 billion from long term debt, primarily related to:

◦	Proceeds of $577.7 million from the issuance of the €500 million 3.500% Senior Secured Euro Notes due July 2024 in June 2018;

◦	Proceeds of $750.0 million from the issuance of the $750 million 6.250% Senior Secured U.S. Dollar Notes due January 2027 in September 2018; and

◦	Net proceeds of $360.1 million from the Revolving Credit Facilities due July 2021.

Capital Expenditures

Capital expenditures are principally composed of:

•	Systems, equipment and other assets related to contracts;

•	Property, plant and equipment;

•	Intangible assets; and

•	Investments in associates.

The table below details total capital expenditures by operating segment:

	For the year ended December 31,
($ thousands)	2019	2018	2017
North America Gaming and Interactive	(126,428)	(150,985)	(147,804)
North America Lottery	(149,982)	(163,912)	(196,930)
International	(45,908)	(61,218)	(89,700)
Italy	(110,440)	(145,692)	(257,586)
Operating Segments	(432,758)	(521,807)	(692,020)
Corporate Support	(9,326)	(11,245)	(5,990)
	(442,084)	(533,052)	(698,010)

North America Gaming and Interactive

Capital expenditures for 2019 of $126.4 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts with customers in North America of $116.9 million; and

•	Investments in property, plant and equipment of $9.7 million.

Capital expenditures for 2018 of $151.0 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts with customers in North America of $139.7 million; and

•	Investments in property, plant and equipment of $10.8 million.

Capital expenditures for 2017 of $147.8 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts with customers in North America of $125.1 million; and

•	Investments in property, plant and equipment of $22.0 million.

North America Lottery

Capital expenditures for 2019 of $150.0 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts of $141.3 million, including systems and equipment deployed in California, Florida, Michigan, Rhode Island, and Texas.

Capital expenditures for 2018 of $163.9 million principally consist of:

•
Investments in systems, equipment and other assets related to contracts of $158.7 million, including systems and equipment deployed in California, New York, Rhode Island, South Carolina, West Virginia, and Florida.

Capital expenditures for 2017 of $196.9 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts of $194.8 million, including systems and equipment deployed in Florida, Virginia, Georgia, and North Carolina.

International
Capital expenditures for 2019 of $45.9 million principally consist of:

•	Investment in systems, equipment and other assets related to contracts of $39.6 million including systems and equipment deployed in Africa, Slovakia, Mexico, and Finland.

Capital expenditures for 2018 of $61.2 million principally consist of:

•	Investment in systems, equipment and other assets related to contracts of $59.0 million including systems and equipment deployed in Greece, Africa, Mexico, Poland, and the United Kingdom.

Capital expenditures for 2017 of $89.7 million principally consist of:

•	Investment in systems, equipment and other assets related to contracts of $73.2 million including systems and equipment deployed in Greece, Sweden, Colombia, and Poland; and

•	Acquisitions of $11.6 million.

Italy
Capital expenditures for 2019 of $110.4 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts of $48.1 million principally for Machine Gaming and Lotto; and

•	Investments in intangible assets of $63.2 million principally related to software, sports betting rights, and licenses.

Capital expenditures for 2018 of $145.7 million principally consist of:

•	Investments in systems, equipment and other assets related to contracts of $89.0 million principally for Lotto and Machine Gaming; and

•	Investments in intangible assets of $52.2 million principally related to software, sports betting rights, and licenses.

Capital expenditures for 2017 of $257.6 million principally consist of:

•	Investment in systems, equipment and other assets related to contracts of $188.3 million principally for Lotto and Machine Gaming; and

•	Investments in intangible assets of $58.0 million principally related to software and licenses.

C.	Research and Development, Patents, and Licenses, etc.

To remain competitive, the Company invests resources toward its R&D efforts to introduce new and innovative games with dynamic features to attract new customers and retain existing customers. The Company's R&D efforts cover multiple creative and engineering disciplines, including creative game content, hardware, electrical, systems, and software for lottery, land-based, online social, and digital real-money applications.

R&D costs include salaries and benefits, stock-based compensation, consultants' fees, facilities-related costs, material costs, depreciation, and travel and are expensed as incurred.

The Company devotes substantial resources on R&D and incurred $266.2 million, $263.3 million, and $313.1 million of related expenses in 2019, 2018, and 2017, respectively.

D.	Trend Information

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

E.	Off-Balance Sheet Arrangements

The Company has the following off-balance sheet arrangements:

Performance and other bonds

In connection with certain contracts, the Company has delivered performance bonds for the benefit of customers; bid and litigation bonds for the benefit of potential customers; and wide area progressive ("WAP") bonds that are used to secure the Company's financial liability when a player elects to have their WAP jackpot winnings paid over an extended period of time.

These bonds give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include the Company's failure to perform its obligations under the applicable contract. The following table provides information related to potential commitments for bonds outstanding at December 31, 2019:

($ thousands)	Total bonds
Performance bonds	507,123
WAP bonds	218,419
Bid and litigation bonds	41,788
All other bonds	3,602
770,932

Letters of Credit

The Parent and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities due July 2024 and under senior unsecured uncommitted demand credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2019 and 2018 and the weighted-average annual cost of such letters of credit:

	Letters of Credit Outstanding
($ thousands)	Not under the Revolving Credit Facilities	Under the Revolving Credit Facilities	Total	Weighted- Average Annual Cost
December 31, 2019	402,300	—	402,300	1.02%
December 31, 2018	453,719	—	453,719	0.98%

F.             Tabular Disclosure of Contractual Obligations

The following table summarizes payments due under the Company's significant contractual obligations at December 31, 2019:

	Payments due by period
($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt (1)	8,120,097	463,078	2,218,976	2,183,793	3,254,250
Operating leases (2)	497,437	72,690	117,776	96,566	210,405
Finance leases (3)	52,988	10,803	18,392	10,737	13,056
Total	8,670,522	546,571	2,355,144	2,291,096	3,477,711
(1) Long-term debt consists of the principal amount of long-term debt, including current portion, as included in "Notes to the Consolidated Financial Statements—14. Debt" included in "Item 18. Financial Statements". Certain of the Company's long-term debt is denominated in euros.
(2) Operating leases principally relate to leases for facilities and equipment used in the Company's business. The amounts presented include the imputed interest to the counterparties.
(3) Finance leases principally consist of the Company's facility in Providence, Rhode Island and communications equipment used in its business. The amounts presented include the imputed interest to the counterparties.

G.	Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This annual report on Form 20-F includes forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to):

•	the possibility that the Parent will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated;

•	the possibility that the Company may not achieve its anticipated financial results in one or more future periods;

•	reductions in customer spending;

•	a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise;

•	unanticipated changes relating to competitive factors in the industries in which the Company operates;

•	the Company’s ability to hire and retain key personnel;

•	the Company’s ability to attract new customers and retain existing customers in the manner anticipated;

•	reliance on and integration of information technology systems;

•	changes in legislation, governmental regulations, or the enforcement thereof that could affect the Company;

•	enforcement of an interpretation of the Wire Act in such a manner as to prohibit or limit activities in which the Company and its customers are engaged;

•	international, national, or local economic, social, or political conditions that could adversely affect the Company or its customers;

•	conditions in the credit markets; risks associated with assumptions the Company makes in connection with its critical accounting estimates;

•	the resolution of pending and potential future legal, regulatory, or tax proceedings and investigations;

•	the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and

•	the effect of coronavirus on our operations or the operations of our customers and suppliers.

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

Item 6.	Directors, Senior Management, and Employees

A.	Directors and Senior Management

As of February 24, 2020, the Parent's board of directors (the "Board") consists of 10 directors. Seven of the current directors were determined by the Board to be independent under the listing standards and rules of the NYSE, as required by the Articles of Association of the Parent adopted on May 17, 2018 (the "Articles").  For a director to be independent under the listing standards of the NYSE, the Board must affirmatively determine that the director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company).  The Board has made an affirmative determination that the members of the Board so designated in the table below meet the standards for “independence” set forth in the Parent's Corporate Governance Guidelines and applicable NYSE rules.  The Articles require that for as long as the Parent’s ordinary shares are listed on the NYSE, the Parent will comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Parent is a foreign private issuer.

At February 24, 2020, the directors, certain senior managers, and the senior consultant are as set forth below:

Name	Position
Lorenzo Pellicioli(1)	Chairperson of the Board; Non-executive Director
James F. McCann	Vice-Chairperson of the Board; Lead Independent Director; Non-executive Director
Paget L. Alves	Independent Non-executive Director
Alberto Dessy	Independent Non-executive Director
Marco Drago(1)	Non-executive Director
Heather J. McGregor	Independent Non-executive Director
Samantha F. Ravich	Independent Non-executive Director
Vincent L. Sadusky	Independent Non-executive Director
Marco Sala	Director and Chief Executive Officer
Gianmario Tondato da Ruos	Independent Non-executive Director
Renato Ascoli	Chief Executive Officer, North America(2)
Walter Bugno	Chief Executive Officer, International
Fabio Cairoli	Chief Executive Officer, Italy
Fabio Celadon	Executive Vice President, Strategy and Corporate Development
Mario Di Loreto	Executive Vice President, People & Transformation
Scott Gunn	Senior Vice President, Corporate Public Affairs
Wendy Montgomery	Senior Vice President, Global Brand, Marketing and Communications
Timothy M. Rishton	Senior Vice President, Chief Accounting Officer and Interim Chief Financial Officer
Robert Vincent	Chairperson of IGT Global Solutions Corporation(3)
(1) Messrs. Pellicioli and Drago are the chief executive officer and chairperson of the board, respectively, of De Agostini.
(2) The Chief Executive Officer, North America, is the Chief Executive Officer of NAGI and NALO.
(3) IGT Global Solutions Corporation is the primary operating subsidiary for the Company's U.S. lottery business. Mr. Vincent's title is honorary and he serves as a senior consultant to Mr. Sala and the rest of the Company's senior leadership team.
(4) Patti Hart was previously a Non-Executive Director of the Board. Ms. Hart's term of office ended on May 17, 2019.
(5) Alberto Fornaro was previously Executive Vice President and Chief Financial Officer of the Company. Mr. Fornaro resigned effective as of January 31, 2020.

On May 16, 2018, the Board approved the observer agreement (the “Observer Agreement”) between De Agostini and the Company permitting De Agostini to appoint an observer to attend meetings of the Parent's directors. Effective November 12, 2019, the Observer Agreement was renewed for a two-year term and Paolo Ceretti, a former director of the Parent, acknowledged and agreed to his renewed appointment by De Agostini as an observer pursuant to the terms of the Observer Agreement. The Observer Agreement expires following the meeting of the Parent's directors at which the financial results for the third quarter of 2021 are reviewed.

Directors

Lorenzo Pellicioli, 68, has served as Chairperson of the Board since November 2018, before which he served as Vice-Chairperson of the Board since the formation of the Company in April 2015. From August 2006 to the formation of the Company, Mr. Pellicioli served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors as Chairman from August 2006 to April 2015. Mr. Pellicioli has served as Chief Executive Officer of De Agostini S.p.A. since November 2005.

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

In 1997, he took part to the privatization of SEAT Pagine Gialle purchased by a group of financial investors. After the acquisition he was appointed CEO of SEAT. In February 2000, he also managed the “Internet Business Unit” of the Telecom Italia Group following the sale of SEAT. In September 2001, following the acquisition of Telecom Italia by the Pirelli Group, he resigned. Since November 2005 he has been CEO of the De Agostini Group, an Italian financial group with ownership in the publishing sector (De Agostini Editore), games and lotteries (IGT PLC), media and communications (Atresmedia - Spanish television leader, Banijay Group - a leading company in the production and distribution of television and media content) and financial investments (DeA Capital).

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

James F. McCann, 68, has served on the Board since the formation of the Company and is currently the Vice Chairperson, Lead Independent Director and is Chair of the Nominating and Corporate Governance Committee. He is the Chairman of 1-800-Flowers.com, Inc., and previously served as Chief Executive Officer, a position he held since 1976. Mr. McCann previously served as director and Chair of the Nominating and Governance Committee of Willis Towers Watson until his retirement in May 2019. He previously served as the Chairman of the Board of Directors of Willis Towers Watson from January 4, 2016 to January 1, 2019. Previously he served as Director (2004-2015) and non-executive Chairman (2013-2015) of Willis Group Holdings PLC (“Willis Group”). Prior to serving as the non-executive Chairman of the board of Willis Group, he served as the company’s presiding independent director. Mr. McCann previously served as a director for Scott’s Miracle-Gro from January 2014 to January 2020.

He previously served as a director and compensation committee member of Lottomatica S.p.A. (from August 2006 to April 2011), and as a director of Gateway, Inc. and The Boyds Collection, Ltd.

Paget L. Alves, 65, has served on the Board since the formation of the Company and is a member of the Audit Committee and the Compensation Committee. Prior to the formation of the Company, Mr. Alves served on the International Game Technology board of directors since January 2010. He served as Chief Sales Officer of Sprint Corporation, a wireless and wireline communications services provider (“Sprint”), from January 2012 to September 2013 after serving as President of the Business Markets Group since 2009. From 2003 to 2009, Mr. Alves held various positions at Sprint, including President, Sales and Distribution from 2008 to 2009; President, South Region, from 2006 to 2008; Senior Vice President, Enterprise Markets, from 2005 to 2006; and President, Strategic Markets from 2003 to 2005. Between 2000 and 2003, Mr. Alves served as President and Chief Executive Officer of PointOne Telecommunications Inc., and President and Chief Operating Officer of Centennial Communications. He currently serves on the board of directors of YUM! Brands, Synchrony Financial, and Assurant, Inc.

Mr. Alves previously served on the board of directors of GTECH Holdings Corporation (2005-2006), and Herman Miller, Inc. (2008-2010). Mr. Alves earned a Bachelor of Science degree in Industrial and Labor Relations and a Juris Doctor degree from Cornell University.

Alberto Dessy, 67, has served on the Board since the formation of the Company in April 2015 and is a member of the Compensation Committee and the Nominating and Corporate Governance Committee. He is currently a Professor at Bocconi University. Mr. Dessy is a Chartered Accountant who specializes in corporate finance, particularly the evaluation of companies, trademarks, equity and investments, financial structure, channels and loan instruments, funding for development and in acquisitions and disposals of companies. He has been an expert witness for parties to lawsuits and as an independent expert appointed by the court in various legal disputes.

He has previously served on the boards of many companies, both listed and unlisted, including Chiorino S.p.A., Redaelli Tecna S.p.A., Laika Caravans S.p.A., Premuda S.p.A., I.M.A. S.p.A, Milano Centro S.p.A., and DeA Capital S.p.A. Mr. Dessy graduated from Bocconi University and is a member of the distinguished faculty in corporate finance at the SDA Bocconi School of Management.

Marco Drago, 74, has served on the Board since the formation of the Company in April 2015. From 2002 to the formation of the Company, Mr. Drago served on the board of directors of GTECH S.p.A. (formerly Lottomatica Group). Since 1997, Mr. Drago has been the Chairman of De Agostini, one of Italy’s largest family-run groups. Since July 2018 he has been the President of The Board of Directors of B&D Holding S.p.A. (formerly B&D Holding di Marco Drago e C.S.a.p.A., of which he had been President of the Board of Partners since 2006). He is also Vice President of Planeta De Agostini Group, Director of Atresmedia, DeA Capital S.p.A., De Agostini Editore S.p.A., S. Faustin (Techint Group) and member of the Assonime’s board of governors.

Mr. Drago graduated in Economics and Business at Università Bocconi in Milan in 1969. He started his career that same year in the family company joining Istituto Geografico De Agostini. In 1997 he replaced Achille Boroli as Chairman of De Agostini Holding S.p.A., having previously served as Executive Officer and Managing Director. He has received important awards such as “Bocconiano dell’anno” in 2001, and was made “Cavaliere del Lavoro” in 2003.

Prof. Heather J. McGregor, 57, was appointed to the Board in March of 2017 and is a member of the Audit Committee. She is the Executive Dean of the Edinburgh Business School, the business school of Heriot Watt University in the U.K. In addition, Professor McGregor is a director of Non-Standard Finance PLC, a company specializing in offering consumer loans in the U.K. Professor McGregor has a Ph.D. from the University of Hong Kong in Structured Finance and is an experienced writer and broadcaster, including writing for the Financial Times for 17 years, and is currently a weekly columnist in the Sunday Times. Professor McGregor is also the founder of the Taylor Bennett Foundation, which works to promote diversity in the communications industry, and a founding member of the steering committee of the 30% Club, which is working to raise the representation of women at senior levels within the U.K.’s publicly listed companies.

In June 2015, Professor McGregor was made a Commander of the British Empire for her services to diversity and employment. In February 2017, she was appointed by the U.K. Government to be a member of the Honours Committee for the Economy.

Dr. Samantha F. Ravich, 53, was appointed to the Board in July of 2019 and is a member of the Nominating and Corporate Governance Committee. She is a defense and intelligence policy and tech entrepreneur and the Chair of the Center on Cyber and Technology Innovation at the Foundation for Defense of Democracies and its Transformative Cyber Innovation Lab; the Vice Chair of the President’s Intelligence Advisory Board; a Commissioner on the Congressionally-mandated Cyberspace Solarium Commission; and a member of the Secretary of Energy’s Advisory Board. Dr. Ravich is also a managing partner at A2P, LLC, a technology company that focuses on advanced advertising techniques, and a Board Governor at the Gemological Institute of America. Previously, she was the Republican Co-Chair of the Congressionally-mandated National Commission for Review of Research and Development Programs in the United States Intelligence Community and served as Deputy National Security Advisor for Vice President Cheney.

Dr. Ravich received her Ph.D. in Policy Analysis from the RAND Graduate School and her MCP/BSE from the University of Pennsylvania/Wharton School and is a member of the Council on Foreign Relations and the National Association of Corporate Directors.

Vincent L. Sadusky, 54, has served on the Board since the formation of the Company and is Chair of the Audit Committee. Prior to the formation of the Company, Mr. Sadusky served on the International Game Technology board of directors from July 2010 to April 2015. He is Chief Executive Officer and a member of the board of directors of Univision Communications Inc., the largest Hispanic media company in the U.S. He served as President and Chief Executive Officer of Media General, Inc., one of the U.S’s largest owners of television stations, from December 2014 until January 2017, following the company’s merger with LIN Media LLC. Mr. Sadusky served as President and Chief Executive Officer of LIN Media LLC from 2006 to 2014 and was Chief Financial Officer from 2004 to 2006. Prior to joining LIN Media LLC, he held several management positions, including Chief Financial Officer and Treasurer, at Telemundo Communications, Inc. from 1994 to 2004, and from 1987 to 1994, he performed attestation and consulting services with Ernst & Young, LLP. Mr. Sadusky formerly served on the board of directors of Hemisphere Media Group, Inc. Previously, he served on the Open Mobile Video Coalition, to which he served as President from 2011 until its integration into the National Association of Broadcasters in January 2013. He formerly served on the boards of directors of JVB Financial Group, LLC, Maximum Service Television, Inc., Media General, Inc., LIN Media LLC and NBC Affiliates.

Mr. Sadusky earned a Bachelor of Science degree in Accounting from Pennsylvania State University where he was a University Scholar. He earned a Master of Business Administration degree from the New York Institute of Technology.

Marco Sala, 60, has served as a member of the Board of Directors and Chief Executive Officer of the Company since its admission to the listing on the NYSE in 2015. Before then and since 2009, Mr. Sala served as Chief Executive Officer and a member of the Board of Directors of predecessor GTECH (formerly Lottomatica Group). Prior to the Company's admission to the listing on the NYSE in 2015, Mr. Sala served on the Board of Directors of Lottomatica since 2003, when he joined as Co-General Manager, before being appointed Managing Director with responsibility for the Italian Operations and other European activities since 2006.

Until June 2019, Mr. Sala has served as a member of the Board of Directors of OPAP S.A., a Greek gaming and sports betting operator.

He is also a member of the Board of Directors of Save the Children Italia, the Italian extension of the worldwide non-profit organization.

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

Gianmario Tondato da Ruos, 60, has served on the Board since the formation of the Company and is Chair of the Compensation Committee. From 2006 to the formation of the Company, Mr. Tondato da Ruos served as a Lead Independent Director of GTECH S.p.A. (formerly Lottomatica Group). Mr. Tondato da Ruos has served as the Chief Executive Officer of Autogrill S.p.A. since April 2003. He joined Autogrill Group in 2000, and moved to the United States to manage the integration of the North American subsidiary HMSHost and successfully implemented a strategic refocusing on concessions and diversification into new business sectors, distribution channels and geographies.

Mr. Tondato da Ruos is Chairman of HMSHost Corporation, of Autogrill Italia S.p.A. and of Autogrill Europe S.p.A. He has been a director of Autogrill since March 2003, and sits on the advisory board of Rabobank (Hollande). He was formerly Chairman of World Duty Free S.p.A. and a director of World Duty Free Group S.A.U. Mr. Tondato da Ruos graduated with a degree in economics from Ca’Foscari University of Venice.

Senior Management

Renato Ascoli, 58, is Chief Executive Officer, North America, and is responsible for product development, production, marketing, and delivery of all of the Company’s gaming and lottery offerings for the NAGI and NALO business units. This includes interactive and sports betting. Mr. Ascoli also currently serves on the board of directors of the American Gaming Association.

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

Walter Bugno, 60, is Chief Executive Officer, International, and is responsible for the management and strategic development of the International region. He works directly with the Parent’s management teams to implement the Company’s vision through the ongoing delivery of value to customers, shareholders, and employees. Mr. Bugno leads the Company’s lottery, gaming, and interactive businesses throughout Europe (except Italy), as well as in the Middle East, Latin America and the Caribbean, Africa, and the Asia-Pacific region. He also oversees private manager agreement opportunities across these regions.

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

Fabio Cairoli, 54, is Chief Executive Officer, Italy, and is responsible for managing all business lines, marketing services, and sales for the Company’s Italian operations. Through his leadership of the largest lottery operator in the world, Mr. Cairoli shares insights and best practices with other organizations in the Company. Mr. Cairoli joined the Company in 2012 as Senior Vice President of Business. He has more than 20 years of experience in consumer goods for multinational organizations, with both local and international expertise. He served as Group General Manager and Board Member of Bialetti Industrie, a world-renowned Italian manufacturer and retailer of stovetop coffee (espresso) makers and small household electrical appliances. During his tenure at Bialetti, he was responsible for turning around the business by refocusing strategy, streamlining costs, and optimizing the product portfolio and retail presence.

Prior to Bialetti, Mr. Cairoli served as General Manager of Star Alimentare, a major Italian food company, and successfully relaunched a historical brand. Additionally, he spent part of his career with Julius Meinl Italia and with Motorola Mobile Devices Italy. He also spent 10 years with Kraft Foods in Italy and the U.K. in various capacities. Mr. Cairoli holds a Bachelor’s degree in Economics from the Catholic University in Milan.

Fabio Celadon, 48, is Executive Vice President, Strategy and Corporate Development, and is responsible for the Company's Strategy, Mergers and Acquisitions and Competitive Intelligence functions. Under his direction, the organization monitors industry and competitive trends in the Company's core and adjacent markets; develops the Company's portfolio strategy; identifies key portfolio initiatives and supports the business unit CEOs in the identification and execution of their business unit strategic initiatives; executes the Group’s M&A strategy (mergers, acquisitions, JVs and divestitures), managing deal evaluation, structuring and negotiation, and coordinating internal cross-functional teams as well as external advisors.

Mr. Celadon most recently served as Senior Vice President, Gaming Portfolio, with responsibility for monitoring relevant technological advancements and market and competitive trends; consolidating the Company’s global research and development plan and related allocation of budgets and resources; evolving the Company’s content portfolio and consolidating hardware and content roadmaps; and, monitoring product performance and results.

Mr. Celadon previously served as Managing Director, Greater China and Senior Vice President, International. In this role, he was responsible for managing the Company's business and operations across lotteries, video lotteries, sports betting and interactive, and mobile gaming in Greater China. He was also responsible for the strategic development of the Company's business in Greater China, India, and Japan.

Mario Di Loreto, 56, is Executive Vice President, People & Transformation, and is responsible for providing the overall HR leadership and strategy to further organizational development and ensure that the Company attracts, develops, and retains a talented, diverse, and engaged workforce. Prior to joining the Company, Mr. Di Loreto was Executive Vice President for Human Resources and Organization at Telecom Italia Group and its 50,000 employees, where he led a complete re-engineering of the HR management core processes across the global organization as part of a three-year People Strategy Program.

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

Scott Gunn, 53, is Senior Vice President, Corporate Public Affairs, and is responsible for the Company’s public affairs related to government relations strategy, and is instrumental in directing and facilitating government relationships and public engagement to advance global business interests for the NAGI, NALO, and International business units. Mr. Gunn has been with the Company for more than 25 years, and has held positions in operations, sales, business development, and public affairs. Prior to his current role, he was Senior Vice President of Global Government Relations and NALO Business Development, overseeing worldwide government relations strategy and managing the Company’s global network of government relations resources, as well as pursuing public sector market opportunities for the Company’s various lines of business in North America.

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

Wendy Montgomery, 57, is Senior Vice President, Global Brand, Marketing and Communications, and oversees the strategy for the Company’s global brand, trade shows, product marketing, and external communications, including community relations, responsible gaming, and corporate social responsibility. Prior to joining the Company in 2018 as Senior Vice President of Global Lottery Marketing, Ms. Montgomery spent 13 years at the Ontario Lottery and Gaming Corporation where she led marketing, sales, operations, policy and planning, and the iGaming business. Her previous experience spans multiple industries, including in the entertainment business in her role as Vice President and General Manager, W Network, under Corus Entertainment, Inc., and before that, in the telecommunications field as Vice President of Marketing with Star Choice Communications, Inc. She has also held leadership roles in apparel, consumer products, and food categories, and has previously lived and worked in South Africa, Israel, Eastern Europe, Canada, and the United States.

Ms. Montgomery is a graduate of the Executive Leadership Program at Queen’s University in Kingston, Canada. She holds a diploma in Marketing Management from the Institute of Marketing Management in Johannesburg, South Africa, as well as a Higher National Diploma in Business Studies from Greenwich University in London, U.K. As of September 2019, Ms. Montgomery serves as Governor on the Miriam Hospital Foundation Board in Providence, RI.

Timothy M. Rishton, 54, is Senior Vice President, Chief Accounting Officer and Interim Chief Financial Officer, and is responsible for overseeing Accounting and Tax, including developing and maintaining systems and internal controls over financial reporting; and the preparation of the Company's consolidated annual reporting in accordance with generally accepted accounting principles. On November 29, 2019, the Company's board of directors unanimously approved the appointment of Mr. Rishton as Interim Chief Financial Officer upon the resignation of Alberto Fornaro at the end of January 2020, during the search for a permanent replacement. As Interim Chief Financial Officer, Mr. Rishton oversees Finance, Accounting, Tax, Treasury, Legal, Investor Relations, and Compliance.

Prior to the formation of the Company, Mr. Rishton served as the Chief Accounting Officer for GTECH S.p.A.  Mr. Rishton has been with the Company (and predecessor GTECH) since 1995, and over his 24 years with the Company, he has held a series of roles with increasing responsibility, including Vice President - Finance, Assistant Corporate Controller and Director of Accounting.

Before joining the Company, Mr. Rishton held various roles at Acushnet Company and Ernst & Young, where he provided assurance services to publicly listed and private company clients in a variety of industries. Mr. Rishton is a member of The American Institute of Certified Public Accountants and the Rhode Island Society of CPA’s.

Mr. Rishton received his bachelor’s degree in Accounting from the University of Rhode Island.

Senior Consultant

Robert Vincent, 66, is Chairperson of IGT Global Solutions Corporation, the primary operating subsidiary for the U.S. lottery business, and represents the Company when interacting with global customers, current and potential partners, and government officials. He also serves as a senior counselor to Chief Executive Officer Marco Sala and the rest of the Company's senior leadership team.
Previously, Mr. Vincent served as the Company's Executive Vice President for Administrative Services and External Relations. He oversaw global external and internal corporate communications, media relations, branding, and social responsibility programs. He also led a centralized Administrative Services organization that included information security, global procurement, real estate/facilities, food services, environmental health and safety, and facility security and monitoring. In addition, he was involved in selected business development projects, and supported activities in compliance, investor relations, marketing communications, and government relations. Prior to that, he served as the Company's Senior Vice President of Human Resources and Public Affairs.
Before April 2015, Mr. Vincent had been affiliated with GTECH S.p.A. for more than 20 years, having served as an external consultant; as Vice President of Business Development for Dreamport, GTECH’s former gaming and entertainment subsidiary; and as Senior Vice President of Human Resources and Public Affairs for GTECH S.p.A.
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
Active in the community, Mr. Vincent serves on the Boards of the University of Rhode Island Foundation, Rhode Island Hospital Foundation, Family Service of Rhode Island, and the URI Harrington School of Communication.
Mr. Vincent received his bachelor’s degree in Political Science from the University of Rhode Island.

There are no familial relationships among any of the Parent's directors, senior managers or the senior consultant set forth above.

B.	Compensation

Non-Executive Director Compensation

The Parent's compensation policy for non-executive directors is to provide an annual cash retainer payable in quarterly tranches as well as a restricted stock unit ("RSU") award vesting on an annual basis. Additional cash retainers are provided for the non-executive directors serving as Chairpersons of the Board and/or the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee as well as the Lead Independent Director. Awards to non-executive directors under the Long-Term Incentive ("LTI") Compensation Plan (“LTIP”) vest over the service period of the award.

LTIP - Annual Equity Awards for Continuing Non-Executive Directors

On the date of each annual meeting of the Parent’s shareholders ("AGM") each non-executive director continuing to serve after that date will automatically be granted an award of RSUs which vest on the AGM date of the next financial year. The number of RSUs covered by each such award will be determined by dividing (1) the Annual Equity Award grant value by (2) the closing price of an ordinary share as of the date of grant (rounded down to the nearest whole unit).

LTIP - Initial Equity Awards for New Non-Executive Directors

Each new non-executive director will be granted an award of RSUs determined by dividing (1) a pro-rata portion of the Annual Equity Award value by (2) the closing share price as of the date of grant. The pro-rata portion of the Annual Equity Award value will equal the Annual Equity Award value multiplied by the fraction which results from the following formula:
X - Y
X
where:

•
X is the number of days in the period beginning with (and including) the date of the AGM immediately preceding the appointment date (the Previous AGM) and ending on (and including) the date of the AGM immediately after the appointment date (the Next AGM); and

•	Y is the number of days in the period beginning with (and including) the date of the Previous AGM and ending on (and including) the appointment date.

Initial equity awards granted to non-executive directors will vest on the date of the AGM that first occurs after the grant date.

Annual Compensation

Position	Fees ($)(1)	RSUs ($)(2)
Non-executive Director	100,000	200,000
Chairperson additional compensation	50,000	50,000
Lead Independent Director additional compensation	20,000	20,000
Committee Chairpersons additional compensation:
Audit Committee	40,000	—
Compensation Committee	30,000	—
Nominating and Corporate Governance Committee	20,000	—

(1) All fees are established in USD but paid quarterly in GBP, with the amount paid converted from USD to GBP based on the exchange rate in effect on the date of processing the payment.
(2) The number of RSUs granted is calculated by dividing the grant value listed in this column by the closing share price as of the date of grant.

2019 Plan Year Actual Compensation

The following table sets forth the approximate compensation received or earned, calculated in accordance with the Companies Act 2006 and relevant regulations, as applicable, by the Company's non-executive directors during the year ended December 31, 2019.

Name & Position(s)(1)	Fees ($)	Taxable Benefits ($)(2)	RSUs ($)(3)	Total
Lorenzo Pellicioli(4) Non-executive Director Chairperson of the Board	150,000	—	116,160	266,160
James F. McCann Non-executive Director Vice-Chairperson of the Board Lead Independent Director Chairperson of the Nominating and Corporate Governance Committee	140,000	54,053	102,066	296,119
Paget L. Alves Non-executive Director	100,000	26,993	92,689	219,682
Alberto Dessy(5) Non-executive Director	106,722	—	92,689	199,411
Marco Drago Non-executive Director	100,000	—	92,689	192,689
Patti S. Hart(6) Non-executive Director	75,000	5,969	92,689	173,658
Heather J. McGregor Non-executive Director	100,000	—	92,689	192,689
Dr. Samantha Ravich(7) Non-executive Director	42,436	—	—	42,436
Vincent L. Sadusky Non-executive Director Chairperson of the Audit Committee	140,000	13,720	92,689	246,409
Gianmario Tondato da Ruos Non-executive Director Chairperson of the Compensation Committee	130,000	—	92,689	222,689

(1) Marco Sala, the Company's Chief Executive Officer, also serves on the board of directors, but does not receive any additional compensation for such service. Please see the Executive Officer Compensation section below for information regarding Mr. Sala's compensation.
(2) Relates to reimbursable meal and travel expenses for attending Board of Director meetings in the U.K.
(3) Represents the settlement date fair value of RSUs vested during 2019, based on the closing share price on the date of vest.
(4) Mr. Pellicioli's RSUs includes a prorated RSU award that vested in February 2019 related to his service as Chairperson of the board from his appointment on November 19, 2018 through the 2019 AGM.
(5) Includes a 4% stipend related to Italian regulatory requirements.
(6) Ms. Hart did not stand for re-election at the 2019 AGM and her term ended on May 17, 2019. Ms. Hart received a prorated amount of compensation for her services during the year.
(7) Dr. Ravich was appointed to the board of directors on July 31, 2019 and received a prorated amount of compensation for her services during the year.

Executive Officer Compensation

Total Executive Officer Compensation

The following table sets forth the approximate 2019 compensation received or earned, calculated in accordance with the Companies Act 2006 and relevant regulations, as applicable, by the Company's executive officers as of December 31, 2019, including Marco Sala, CEO; Renato Ascoli, CEO, North America; Walter Bugno, CEO International; Fabio Cairoli, CEO Italy; Fabio Celadon, Senior Vice President, Gaming Portfolio; Mario Di Loreto, Executive Vice President of People & Transformation; Alberto Fornaro, Executive Vice President and CFO; Scott Gunn, Senior Vice President of Corporate Public Affairs; and Wendy Montgomery, Senior Vice President, Global Brand, Marketing and Communications. Also included is compensation paid to Robert Vincent, former Executive Vice President of External Relations & Administrative Services, who retired from the Company on April 9, 2019. Mr. Vincent has continued to provide consulting services to the Company, the fees for which are included as "Other" compensation in the table below. Mr. Fornaro resigned from the Company effective January 31, 2020 and Timothy Rishton, Senior Vice President and Chief Accounting Officer was appointed to interim CFO upon Mr. Fornaro's departure until a replacement is identified. Therefore, Mr. Fornaro's 2019 compensation is included in the table below and Mr. Rishton's compensation has been excluded.

Name	Salary ($)(1)	2019 Bonus ($)(2)	Equity Awards ($)(3)	Other ($)(4)	Total ($)
Marco Sala, Chief Executive Officer	1,277,768	3,797,237	1,004,475	765,795	6,845,275
Other Executive Officers & Senior Consultant	4,223,723	5,644,716	1,659,656	5,683,148	17,211,243

(1) Mr. Sala’s salary is $1,000,000. Mr. Sala is paid monthly, 70% in GBP and 30% in EUR, both of which are converted based on 2019 year-to-date exchange rates. In addition to base salary, amount includes a true-up payment related to FX fluctuations and tax equalization of $396,537, per Mr. Sala's employment contract.
(2) Represents the short-term incentive compensation earned for the 2019 fiscal year, expected to be paid in March 2020. In addition to bonus, amount includes a true-up payment related to FX fluctuations and tax equalization of $1,319,687, per Mr. Sala's employment contract.
(3) Represents 38.2% of target performance-based RSUs subject to performance-based vesting conditions for the 2017 through 2019 performance period, which will vest in April 2020 and 2021, multiplied by $14.25, the three-month average closing stock price as of December 31, 2019.
(4) Represents the value of certain health and welfare benefits received by the executive officers during 2019 (including tax preparation, employer contributions to post-retirement plans, relocation benefits and taxable life insurance premiums paid). Also includes car allowances, housing allowances and perquisites. Mr. Sala's other compensation also includes tax equalization of $247,356 related to equity awards and other benefits. In addition, includes consulting fees paid to Mr. Vincent during 2019.

 Short-Term Incentive Compensation Plans

The Company's 2019 short-term incentive compensation (“STI”) plans were performance-based and designed to encourage achievement of both short-term financial results and longer-term strategic objectives. The STI plans recognize growth achievement with an opportunity to earn an incentive on the upside, as well as limit the downside potential. Payments under the STI plans were based on the Company's 2019 financial performance and individual Management by Objectives (“MBOs”). The Company's executive officers participated in the same STI plans as other employees during 2019.

Executive Officers STI

For purposes of the STI plans, financial performance was measured based on Consolidated Adjusted EBITDA (“EBITDA”), Consolidated Adjusted Operating Income ("OI"), excluding Purchase Price Accounting, and Adjusted Consolidated Net Debt. Executive Officers focused on a specific business unit will have an Adjusted Business Unit OI metric in lieu of Consolidated Adjusted OI. STI targets as a percentage of base salary is 150% for the CEO and 70% to 100% for the Company's other executive officers. STI payouts could be adjusted to account for unusually negative or positive financial results due to events outside of the control of the Company's executive officers. All STI objectives had a mix of financial and individual metrics, which is presented in the table below.

Level	Financial Performance	Individual MBO	Financial Metric Mix
Corporate	80%	20%	25% Adjusted EBITDA	25% Adjusted Consolidated Operating Income	30% Net Debt
Business Unit	80%	20%	25% Adjusted EBITDA	35% Adjusted Business Unit Operating Income	20% Net Debt

All financial objectives were established by the Compensation Committee of the Board of Directors for the CEO and by the Board of Directors for the other executive officers, upon recommendation of the Compensation Committee.

Long-Term Incentive Compensation Plans

The Company’s LTIP plan provides for several different types of stock-based awards including stock options, restricted stock and RSUs, both time and performance-based. In 2019, annual awards to executive officers under the Company's LTIP were 100% performance-based RSUs.

The principal purposes of granting LTI awards are to assist the Company in attracting and retaining executive officers, to provide a market-competitive total compensation package and to motivate recipients to increase shareholder value by enabling them to participate in the value created, thus aligning their interests with those of the Company's shareholders.

The LTI plan for 2019 is performance-based with vesting of each award tied to three performance metrics: Three-Year Cumulative Consolidated Adjusted EBITDA (profitability measure); Adjusted Net Debt (use of cash); and relative Total Shareholder Return ("TSR") performance against the Russell Mid Cap Market Index.  Adjusted EBITDA and TSR were selected as performance measures to provide a strong focus on profit and alignment to shareholder returns, respectively. Adjusted Net Debt is designed to focus the Company's executive officers on de-leveraging and reducing net debt. Three-Year Cumulative Adjusted EBITDA and Adjusted Net Debt performance are combined in a grid of outcomes: the Adjusted EBITDA and Adjusted Net Debt Payment Matrix. The performance factor is the product of the Adjusted EBITDA and Adjusted Net Debt Payment Matrix, multiplied by the Relative TSR performance factor. Actual vesting under the plan can range from 0% to 145% if all maximum targets are met. Financial objectives were established by the Compensation Committee and reviewed by the Board, consistent with the authorization provided by the Company’s shareholders.

Grants of LTI

The table below sets forth the performance-based RSUs granted pursuant to the Company's compensation plans to its executive officers during 2019, which will vest 50% in 2022 and 2023, respectively, based on cumulative performance over the 2019-2021 performance and continued service through the applicable vesting dates.

Name	No. of Shares	Grant Date Fair Value on Date of Grant	Vesting Period	Grant Date	Per Share Market Price on Date of Grant
Marco Sala, Chief Executive Officer	212,927	$11.11	2019-2023	July 29, 2019	$13.86
Other Executive Officers	369,385	$11.11	2019-2023	July 29, 2019	$13.86

No stock options were granted in 2019.

Amounts accrued for pensions and similar benefits

At December 31, 2019, the total amount accrued by the Company to provide pension, retirement, or similar benefits was $17.2 million.

Severance Arrangements

Certain executive officers of the Company are entitled to severance payments and benefits if such executive officer’s employment is terminated other than for cause under either individual employment agreements or provisions of national collective agreements for executives of the industry.

The employment agreements with United States-based executive officers (i.e., Messrs. Gunn, Fornaro, and Celadon and Ms. Montgomery) generally provide for the following benefits upon a termination other than for “cause.”

•	18 months of base salary;

•	18 months of STI (based upon a three-year average) and perquisites;

•	18 months tax preparation;

•	any accrued but unpaid STI earned for the prior fiscal year;

•	a prorated STI for the current fiscal year based on actual performance;

•	18 months of health and welfare benefits continuation; and

•	18 months following termination of employment to exercise vested stock options, unless the options otherwise expire under the original terms and conditions of the award.

In addition, upon the United States executive officer’s death or disability, the executive officer will be entitled to the following benefits under the employment agreements:

•	18 months of base salary;

•	18 months of STI compensation (based upon a three-year average) and perquisites;

•	18 months of tax preparation;

•	any accrued but unpaid STI earned for the prior fiscal year;

•	a prorated STI for the current fiscal year based on actual performance;

•	24 months of health and welfare benefits continuation; and

•	18 months following termination of employment to exercise vested stock options, unless the options otherwise expire under the original terms and conditions of the award.

Upon an executive officer’s retirement from the Company, these employment agreements also provide for accelerated vesting of a portion of an executive officer’s outstanding performance-based RSUs and an ability to exercise vested options until the expiration date.

Pursuant to the terms of the Italian national collective agreement for executives of the industry (Contratto Collettivo Nazionale di Lavoro per i Dirigenti di Aziende produttrici di beni e servizi), Messrs. Sala (30% of employment), Ascoli, Cairoli, and Di Loreto are generally entitled, unless ad hoc agreements provide differently, to the following severance payments and benefits upon a termination of employment by Lottomatica Holding S.r.l. ("Lottomatica") other than for “cause,” a resignation for “good reason,” or due to the executive officer’s death or disability:

•	severance pay determined under the collective agreement;

•	any accrued but unpaid STI earned for the prior fiscal year; and

•	a notice indemnity equal to a minimum of six and a maximum of 12 months of total base salary and STI compensation.

Under the Lottomatica service agreement, Mr. Sala’s base salary is €272,430 ($306,048) at December 31, 2019 divided into 13 equal gross installments, plus additional benefits, including a company car. Mr. Sala also receives an integrative pension fund in accordance with Italian law.

Mr. Sala also has a service agreement with the Parent (70% of employment), under which Mr. Sala shall be paid a salary of £450,220 ($596,857 as of December 31, 2019) per annum and this salary shall be reviewed by the Board annually, but the Parent is under no obligation to award an increase in salary.

Mr. Sala’s service agreement with the Parent (70% of employment) can be terminated by either party on the giving of six months’ notice, if not, immediately for cause. Mr. Sala cannot resign without prior approval from the Board. Following termination of employment, for a period of 24 months thereafter, Mr. Sala is subject to certain restrictive covenants, including restrictions on soliciting or providing goods or services to certain customers, employing or enticing away from the group certain persons employed by any group company or being involved with any business in competition with the any group company, among others. As consideration for compliance with the post-employment restrictive covenants, Mr. Sala is entitled to a lump sum payment equal to two years’ base salary and any STI payments for the two financial years prior to the date of termination.

According to a severance agreement entered into between the Company and Mr. Sala (which supersedes a stability agreement originally entered into on February 20, 2012 between Mr. Sala and legacy GTECH S.p.A. and then assigned to Lottomatica S.p.A. as part of the merger), subject to Mr. Sala working his notice period, he is entitled to a severance payment equal to one year’s base salary (plus any amounts owed to Mr. Sala) and a pro-rated STI payment as of the date of termination based on the projection of the Company's full year business and financial results. The severance payment is subject to the Company determining that Mr. Sala is a good leaver which includes, but is not limited to, circumstances involving redundancy, permanent incapacity, or retirement with the agreement of the Company. No severance payment will be made if Mr. Sala’s employment is terminated for cause.

The table below sets out the provisions of Mr. Sala's service and severance agreements with the Parent.

	Period	Estimated Value at December 31, 2019 ($) (1)
Severance Provisions
Base Pay	12-months	1,000,000
STI	Pro-rated at termination date (2)
Non-Compete Provisions
Additional Base Pay	Actual base for last 2 years	2,000,000
Projected STI	Actual payout for last 2 years (2017 & 2018)	4,157,250
	Total Value	7,157,250
(1) Excludes impact of FX payments and tax equalization, per Mr. Sala's employment contract, which is calculated as of the payment dates.
(2) Mr. Sala is also entitled to receive a pro-rated STI payment as of the date of termination based on a projection of the Company's full year business and financial results. As of December 31, 2019, this amount is equal to the 2019 Annual Bonus expected to be paid in March 2020, which is disclosed in the summary of compensation table above.

The Parent will also fully reimburse all executives for business expenses incurred in accordance with Company policy.

C.	Board Practices

As of February 24, 2020, the Board consists of 10 members. The current directors were elected by shareholder vote on May 17, 2019, other than Dr. Ravich who was appointed to the Board in July 2019. See “Item 6.A. Directors, Senior Management, and Employees” above. The term of office of the current Board will expire at the conclusion of the next annual general meeting of the Company, with the exception of Marco Sala, the Chief Executive Officer, who was re-elected for a term of three years at the Company's annual general meeting in 2018. Each director may be re-elected at any subsequent general meeting of shareholders. None of the Parent's directors have service contracts with the Parent (or any subsidiary) providing for benefits upon termination of employment as a director.

The directors are responsible for the management of the Company’s business, for which purpose they may exercise all of the powers of the Parent whether relating to the management of the business or not. As described above in section “Item 6.A. Directors, Senior Management, and Employees,” as of February 24, 2020, the Board is comprised of (i) seven independent directors including James F. McCann, the Vice Chairperson of the Board and Lead Independent Director, and (ii) three non-independent directors including the Parent’s CEO, Marco Sala, the Board's Chairperson, Lorenzo Pellicioli, and Marco Drago. Messrs. Pellicioli and Drago are the chief executive officer and chairperson of the board, respectively, of De Agostini, the Parent's controlling shareholder.

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

As of February 24, 2020, the Audit Committee consists of Vincent L. Sadusky (chairperson), Paget L. Alves, and Heather J. McGregor. Each member of the Audit Committee must meet the financial literacy requirement, as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. See “Item 16.A. Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial experts.

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

•	reviewing management recommendations and advising management on broad compensation policies such as salary ranges, deferred compensation, incentive programs, pension, and executive stock plans;

•	reviewing and approving goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives, and setting the CEO’s compensation level;

•	monitoring issues associated with CEO succession (in non-emergencies) and management development

•	making recommendations to the Board with respect to the Parent’s non-CEO executive officer compensation;

•	reviewing and recommending director compensation;

•	creating, modifying, amending, terminating, and monitoring compliance with stock ownership guidelines for executives and directors; and

•
designing, reviewing and amending the Company's policies relating to anti-harassment and coercion, and providing oversight of the enforcement of such policies by the Company's People & Transformation department.

As of February 24, 2020, the Compensation Committee consists of Gianmario Tondato da Ruos (chairperson), Alberto Dessy, and Mr. Alves.

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

•
making recommendations to the Board for any changes, amendments, and modifications to the Parent's code of conduct and promptly disclosing any waivers for directors or executive officers, as required by applicable law;

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

•
considering Parent’s legal obligations in the context of nominations and corporate governance, including any changes in applicable law and to recommendations and associated guidance from advisors, professional bodies, and proxy advisory firms; and

•
overseeing management's corporate social responsibility program and giving due consideration to environmental and social matters that could impact the Company, the environment or the communities in which the Company operates.

As of February 24, 2020, the Nominating and Corporate Governance Committee consists of Mr. McCann (chairperson), Mr. Dessy, and Dr. Ravich.

The charters for each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are available at www.igt.com; information contained thereon, including each committee charter, is not included in, or incorporated by reference into, this annual report on Form 20-F.

Indemnification of Members of the Board

The Parent has committed, to the fullest extent permitted under applicable law, to indemnify and hold harmless (and advance any expenses incurred, provided that the person receiving such advancement undertakes to repay such advances if it is ultimately determined such person was not entitled to indemnification), each of the Parent’s and IGT’s and their subsidiaries’ present and former directors, officers, and employees against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities, and settlement amounts paid in connection with any claim, action, suit, proceeding, or investigation arising out of or related to such person’s service as a director, officer, or employee of the Parent or IGT or any of their subsidiaries.

The Articles and IGT’s certificate of incorporation and bylaws provide, and will continue to provide for six years following the formation of the Company, for the exculpation and indemnification of, and advancement of expenses to, the Parent's and IGT's directors, officers, and employees.

D.	Employees

At December 31, 2019, the Company conducted business in approximately 100 countries on six continents and had 11,922 employees. The Company believes that its relationship with its employees is generally satisfactory. Most of the Company’s employees are not represented by any labor union. However, labor agreements are common in some countries around the world and the Company recognizes such arrangements and works closely with the applicable work councils. Relations with the Company’s mid-level employees and production workers in Italy are subject to Italy’s national collective bargaining agreement for the metalworks industry. Relations with the Company’s executives in Italy are subject to the national collective bargaining agreement for executives in the industry companies producing services (CCNL Dirigenti Industria).  During the last four years, the Company has not experienced any strike that significantly influenced its business activities. In the United States, three organizational units, totaling less than 100 employees, have elected representation by third-party union organizations. Collective bargaining agreements are in place with two of the organizational units and the Company is negotiating in good faith a collective bargaining agreement with the third organizational unit.

The Company is operated under four business segments supported by central corporate support functions.

Employees by Segment

	At December 31,
	2019	2018	2017
North America Gaming and Interactive (1) (2) (3)	5,287	5,438	4,777
North America Lottery (2)	1,642	1,635	2,608
International (3)	1,406	1,505	1,542
Italy (3)	2,077	2,034	1,950
Corporate Support (1)	1,510	1,488	1,401
	11,922	12,100	12,278

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

The chart above includes 131, 147, and 172 interns and temporary employees at December 31, 2019, 2018, and 2017, respectively.

At December 31, 2019, the proportion of women among permanent employees was 31.06% and 18.66% of employees with the title of vice president or higher were female.

In 2019, 869 employees left the Company voluntarily. The staff voluntary attrition rate was 7.32%, compared to 7.88% in 2018 and 6.74% in 2017. Additionally, 488 employees had their employment involuntarily terminated, 117 of which were workforce reductions.

E.	Share Ownership

Executive Stock Ownership Requirements

On July 28, 2015, the Board approved share ownership guidelines for Senior Vice Presidents and above. Below is a summary of the guidelines.

Policy Effective Date:	July 28, 2015
Stock Ownership Guidelines apply to:	Share plans starting in 2015 Any award vesting after the Policy Effective Date Unvested Options as of the Policy Effective Date
Covered Executives:	CEO Business Unit CEOs and Executive Vice Presidents Senior Vice Presidents
Ownership Requirement Multiple of Base Salary:	CEO - 5X Business Unit CEOs and Executive Vice Presidents - 3X Senior Vice Presidents - 1X
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

The following table sets forth information, as of February 24, 2020, regarding the beneficial ownership of the Parent's ordinary shares, including:

•	each member of the Board;

•	each executive officer and senior consultant of the Parent; and

•	all members of the Board, executive officers, and senior consultant, taken together.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, the Parent believes that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares of the Parent shown as beneficially owned by that shareholder. Percentage of beneficial ownership is based on approximately 204.4 million ordinary shares of the Parent outstanding as of February 24, 2020.

Name of Beneficial Owner	Number of Ordinary Shares(1)	Number of Ordinary Shares issuable upon vest within 60 days(2)	Percentage(3)
Directors:
Lorenzo Pellicioli	102,435	—	0.05
James F. McCann	99,770	—	0.05
Paget L. Alves	20,510	—	0.01
Alberto Dessy	29,176	—	0.01
Marco Drago	32,649	—	0.02
Heather J. McGregor	9,570	—	Less than 0.005
Dr. Samantha F. Ravich	—	—	—
Vincent L. Sadusky	40,188	—	0.02
Marco Sala	1,687,413	80,083	0.86
Gianmario Tondato da Ruos	27,058	—	0.01
Non-Director Executive Officers:
Renato Ascoli	219,198	35,040	0.12
Walter Bugno	316,081	25,500	0.17
Fabio Cairoli	55,355	21,609	0.04
Fabio Celadon	32,044	4,425	0.02
Mario Di Loreto	3,052	9,444	0.01
Scott Gunn	39,637	5,781	0.02
Wendy Montgomery	—	—	—
Timothy M. Rishton	14,268	3,041	0.01
	2,728,404	184,923	1.43

(1) Includes shares issuable upon the exercise of options which are exercisable as of February 24, 2020, the details of which are included in the "Amount Exercisable (Vested)" in the table below.
(2) Represents performance share units expected to vest in the next 60 days, fractional amounts have been rounded down to the nearest whole number. Excludes shares issuable upon the exercise of options.
(3) Any securities not outstanding that are subject to options or conversion privileges exercisable within 60 days of February 24, 2020 are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by any person holding such securities and by all Board members and executive officers as a group, but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other individual person. Except where noted, percentages have been rounded to the nearest hundredth.

The table below sets forth the options on the Parent’s ordinary shares granted to each executive officer that were outstanding as of February 24, 2020. As of such date, Messrs. Ascoli, Cairoli, and Di Loreto and Ms. Montgomery did not hold outstanding options. Further, none of the directors held outstanding options, other than Mr. Sala. For each of the option grants listed below, the options are exercisable for ordinary shares of the Parent, and there is no purchase price applicable to the options other than the exercise price indicated below.

Name	Grant Date	Amount of Shares Underlying Grant	Amount Exercisable (Vested)	Amount Unexercisable (Unvested)	Exercise Price	Expiration Date
Marco Sala	July 31, 2014	420,673	328,124	—	$20.29	May 26, 2020
	November 30, 2015	250,000	250,000	—	$15.53	December 31, 2022
	May 15, 2018	172,500	—	172,500	$30.12	May 15, 2024
Walter Bugno	July 31, 2014	117,521	91,666	—	$20.29	May 26, 2020
Fabio Celadon	July 31, 2014	17,094	13,333	—	$20.29	May 26, 2020
Scott Gunn	July 31, 2014	27,029	21,082	—	$20.29	May 26, 2020
Timothy M. Rishton	July 31, 2014	3,739	2,916	—	$20.29	May 26, 2020

For a further discussion of stock-based employee compensation, please see “Notes to the Consolidated Financial Statements—20. Stock-Based Compensation.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

At February 24, 2020, the Parent's outstanding capital stock consisted of 204,435,333 ordinary shares having a nominal value of $0.10 per share, 204,435,333 special voting shares of $0.000001 each, and 50,000 sterling non-voting shares of £1 each, held by Intertrust N.V. Each ordinary share carries one vote and each special voting share carries 0.9995 votes.

The following table sets forth information with respect to beneficial ownership of the Parent's ordinary shares by persons known by the Parent to beneficially own 5% or more of voting rights as a result of their ownership of ordinary shares and election to exercise the votes of special voting shares by placing the associated ordinary shares on the Loyalty Register as of February 24, 2020.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percent of Ordinary Shares Owned	Number of Ordinary Shares on the Loyalty Register	Percent of Total Voting Power
De Agostini S.p.A.	103,422,324	50.59%	103,422,324	67.18%

At February 24, 2020, B&D Holding S.p.A. ("B&D Holding") owned 61.24% of De Agostini. Marco Drago is the chairperson and a director of B&D Holding, and Lorenzo Pellicioli is a director of B&D Holding. B&D Holding is in turn owned by members of the Boroli and Drago families.

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

Voting Rights

De Agostini controls the Parent but does not have different voting rights from the Parent's other shareholders, aside from the election to exercise the votes of the special voting shares related to the shares owned by De Agostini. However, through its voting rights, De Agostini has the ability to control the Company and significantly influence the decisions submitted to a vote of the Parent's shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity, and the incurrence of indebtedness.

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

All of the Parent's ordinary shares are held on the U.S. registry. At February 24, 2020, there were 206 record holders in the U.S. holding approximately 49.41% of the Parent's outstanding ordinary shares, including ordinary shares held by Cede & Co., the nominee for DTC. Ordinary shares held through DTC may be beneficially owned by holders within or outside of the U.S. The shares held by De Agostini are beneficially owned by an entity organized under the laws of Italy. At February 24, 2020, there were 204,435,333 special voting shares of the Parent outstanding, which are all held by Computershare Company Nominees Limited in its capacity as the nominee appointed by the Parent to hold the special voting shares under the terms of the Parent’s Loyalty Plan.

The Parent's special voting shares are not listed on the NYSE and will be transferable only in very limited circumstances. For more information regarding the Special Voting Shares, please see “Item 10.B Memorandum and Articles of Association—Loyalty Plan.”

B.	Related Party Transactions

The Company engages in business transactions with certain related parties, which include (i) entities and individuals capable of exercising control, joint control, or significant influence over the Company, (ii) De Agostini or entities directly or indirectly controlled by De Agostini and (iii) unconsolidated subsidiaries or joint ventures of the Company. Members of the Parent's Board of Directors, executives with authority for planning, directing, and controlling the activities of the Company and such Directors' and executives' close family members are also considered related parties.

The Company is majority-owned by De Agostini. Amounts receivable from De Agostini and subsidiaries of De Agostini (the "De Agostini Group") are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of the Company's Italian subsidiaries have a tax unit agreement, and in some cases, a value-added tax agreement, with De Agostini pursuant to which De Agostini consolidates certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority. Tax-related receivables from De Agostini were $2.0 million and $0.4 million at December 31, 2019 and 2018, respectively. Tax-related payables to De Agostini were $17.0 million and $12.3 million at December 31, 2019 and 2018, respectively.

The Company generally carries out transactions with related parties on commercial terms that are normal in their respective markets, considering the characteristics of the goods or services involved. For a further discussion of transactions with related parties, including transactions with De Agostini and companies in which we have strategic investments that develop software, hardware, and other technologies or provide services supporting the Company's technologies, please see “Notes to the Consolidated Financial Statements - 23. Related Party Transactions.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.                 Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for the Company's Consolidated Financial Statements including the Notes thereto and report of its independent registered accounting firm. The Company has not yet implemented a formal policy on dividend distributions.

B.	Significant Changes

No significant changes have occurred since December 31, 2019, the date of the financial statements included in this annual report on Form 20-F.

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

B.     Memorandum and Articles of Association

The Parent is a public limited company registered in England and Wales under company number 09127533. Its objects are unrestricted, in line with the default position under the Companies Act 2006, as amended. The following is a summary of certain provisions of the Articles and of the applicable laws of England. The following is a summary and, therefore, does not contain full details of the Articles, which are attached as Exhibit 1.1 to this annual report on Form 20-F.

The Parent's board of directors (the “Board”)

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

Change of control

There is no specific provision in the Articles that directly would have an effect of delaying, deferring, or preventing a change in control of the Parent and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Parent or any of its subsidiaries. However, the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of the Parent. As a result of the loyalty voting structure, it is possible that a relatively large portion of the voting rights of the Parent could be concentrated in a relatively small number of holders who would have significant influence over the Parent. Such shareholders participating in the loyalty voting structure could reduce the likelihood of change of control transactions that may otherwise benefit holders of the Parent's ordinary shares. For a discussion of this risk, see “Item 3. Key Information - D. Risk Factors."

Disclosure of ownership interests in shares

Under article 59 of the Articles, shareholders must comply with the notification obligations to the Parent contained in Chapter 5 (Vote Holder and Issuer Notification Rules) of the Disclosure Guidance and Transparency Rules (“DTR”) (including, without limitation, the provisions of DTR 5.1.2) as if the Parent were an issuer whose home member state is in the United Kingdom, save that the obligation arises if the percentage of voting rights reaches, exceeds, or falls below 1% and each one percent threshold thereafter (up or down) up to 100%. In effect, this means that a shareholder must notify the Parent if the percentage of voting rights in the Parent it holds reaches 1% and crosses any one percent threshold thereafter (up or down).

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

Changes in share capital

The Articles authorize the directors, for a period of up to five years from the date of the shareholder resolution granting them authority (which resolution was passed on July 28, 2015 in respect of purchase by the Company of ordinary shares), to purchase its own shares of any class, on the terms of any buyback contract approved by the shareholders (or otherwise as may be permitted by the CA 2006), provided that:

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

These provisions are more restrictive than required under English law; an English company is not required to set limits in its articles on the maximum aggregate number or price paid for an "off market" repurchase of its shares.

The Articles authorize the Company to allot (with or without conferring rights of renunciation), issue, grant options over or otherwise deal with or dispose of shares in the capital of the Company and to grant rights to subscribe for, or to convert any security into, shares in the capital of the Company to such persons, at such times and upon such terms as the Directors may decide, provided that no share may be issued at a discount. Pursuant to a shareholder resolution passed on May 17, 2019, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on 16 August 2020, directors are authorized to:

(i)
allot shares in the Parent, or to grant rights to subscribe for or to convert or exchange any security into shares in the Parent, up to an aggregate nominal amount (i.e., par value) of U.S. $6,813,040.10;

(ii)	allot Special Voting Shares and to grant rights to subscribe for, or to convert any security into, Special Voting Shares, up to a maximum aggregate nominal amount of $136.26; and

(iii)	exclude pre-emption rights in respect of such issuances up to an aggregate nominal amount (i.e., par value) of U.S. $1,201,956.02.

These provisions are more restrictive than required under English law which does not prescribe a limit for the maximum amounts for allotment of shares or exclusion of pre-emption rights.

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

Upon termination of the Loyalty Plan, the directors may elect to redeem or repurchase the Special Voting Shares from the Nominee for nil consideration or cancel them, or convert the Special Voting Share into deferred shares carrying no voting rights and no economic rights (or any other rights), save that on a return of capital or a winding up, the holder of the deferred shares shall be entitled to, in aggregate, $1.00.

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

C.    Material Contracts

Observer Agreement with De Agostini

On May 16, 2018, the Parent's directors approved the observer agreement (the “Observer Agreement”) between De Agostini and the Company permitting De Agostini to appoint an observer to attend meetings of the Parent's directors. On November 12, 2019, the Observer Agreement was renewed for a two-year term and Paolo Ceretti, a former director of the Parent, acknowledged and agreed to his renewed appointment by De Agostini as an observer pursuant to the terms of the Observer Agreement. Unless renewed, the Observer Agreement is set to expire following the meeting of the Parent's directors at which the financial results for the third quarter of 2021 are reviewed.

Agreements Related to the Italian Lotto License

In March 2016, the Parent, through its subsidiary Lottomatica, Italian Gaming Holding a.s., Arianna 2001, and Novomatic Italia (the "Consortium") entered into a consortium agreement (the "Consortium Agreement") to bid on the Italian Gioco del Lotto license (the “Lotto License”). On May 16, 2016, the Consortium was awarded management of the Lotto License for a nine-year term. Under the terms of the Consortium Agreement, Lottomatica is the principal operating partner to fulfill the requirements of the Lotto License. According to the bid procedure and Consortium Agreement, a joint venture company called Lottoitalia s.r.l ("Lottoitalia") has been established with Lottomatica having 61.5% equity ownership interest, and the remainder of the equity ownership shared among the other three Consortium members. For a further discussion of the Consortium Agreement's terms, please see "Notes to Consolidated Financial Statements—18.  Non-Controlling Interests.

Italian Scratch & Win License

In December 2017, the Parent, through its subsidiary Lotterie Nazionali S.r.l. ("LN") accepted a contract extension of nine years for the Italian Scratch & Win license. The Italian Scratch & Win license is managed exclusively by LN, a joint venture owned 64% by Lottomatica Holding S.r.l., with Scientific Games Corporation (20%), Arianna 2001 (15%), and Servizi in Rete S.p.A. (1%) as minority shareholders.

Related Party Agreements

For a discussion of the Company's related party transactions, including additional transactions with De Agostini, please see “Notes to the Consolidated Financial Statements—23.  Related Party Transactions.”

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

Material U.K. Tax Considerations

The following summary is intended to apply only as a general guide to certain U.K. tax considerations, and is based on current U.K. tax law and current published practice of Her Majesty's Revenue and Customs (“HMRC”), both of which are subject to change at any time, possibly with retrospective effect. They relate only to certain limited aspects of the U.K. taxation treatment of investors who are resident and, in the case of individuals, domiciled in (and only in) the U.K. for U.K. tax purposes (except to the extent that the position of non-U.K. resident shareholders is expressly referred to), who will hold the Parent's ordinary shares as investments (other than under an individual savings account or a self-invested personal pension) and who are the beneficial owners of the Parent's ordinary shares. The statements may not apply to certain classes of investors such as (but not limited to) persons acquiring their ordinary shares in connection with an office or employment, dealers in securities, insurance companies, and collective investment schemes.

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

The Parent files reports, including annual reports on Form 20-F, furnishes current reports on Form 6-K and discloses other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be accessed by visiting the SEC’s website at www.sec.gov.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The Company's activities expose it to a variety of market risks including interest rate risk and foreign currency exchange rate risk. The Company's overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its performance through ongoing operational and finance activities. The Company monitors and manages its exposure to such risks both centrally and at the local level, as appropriate, as part of its overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on its results of operations and financial position.

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

At December 31, 2019 and 2018, approximately 24% and 35% of the Company's debt portfolio was exposed to interest rate fluctuations, respectively. The Company's exposure to floating rates of interest primarily relates to the Euro Term Loan Facility due January 2023 and Revolving Credit Facilities due 2024. At December 31, 2019 and 2018, the Company held $625.0 million (notional amount) in interest rate swaps that effectively convert $625.0 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 from fixed interest rate debt to variable rate debt.

A hypothetical 10 basis points increase in interest rates for 2019 and 2018, with all other variables held constant, would have resulted in lower income before provision for income taxes of approximately $2.0 million and $2.8 million, respectively.

Costs to Fund Jackpot Liabilities

Fluctuations in prime, treasury, and agency rates due to changes in market and other economic conditions directly impact the Company's cost to fund jackpots and corresponding gaming operating income. If interest rates decline, jackpot cost increases and operating income decreases. The Company estimates a hypothetical decline of one percentage point in applicable interest rates would have reduced operating income by approximately $5.6 million and $7.1 million in 2019 and 2018, respectively. The Company does not manage this exposure with derivative financial instruments.

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

The principal foreign currency to which the Company is exposed is the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have resulted in lower income before provision for income taxes of approximately $331.2 million and $337.8 million for 2019 and 2018, respectively.

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

At December 31, 2019, the Company had forward contracts for the sale of approximately $187.6 million of foreign currency (primarily Colombian peso, Canadian dollars, South African rand, and Australian dollars) and the purchase of approximately $419.2 million of foreign currency (primarily euro and Canadian dollars).

At December 31, 2018, the Company had forward contracts for the sale of approximately $283.2 million of foreign currency (primarily euro and British pounds) and the purchase of approximately $309.5 million of foreign currency (primarily U.S. dollars, Canadian dollars, and Swedish krona).

Translation Risk

Certain of the Company's subsidiaries are located in countries that are outside of the United States, in particular the Eurozone. As the Company's reporting currency is the U.S. dollar, the income statements of those entities are converted into U.S. dollars using the average exchange rate for the period, and while revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs, and the result in U.S. dollars. The monetary assets and liabilities of consolidated entities that have a reporting currency other than the U.S. dollar are translated into U.S. dollars at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the consolidated statements of shareholders' equity within accumulated other comprehensive income.

The Company's foreign currency exposure primarily arises from changes between the U.S. dollar and the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have reduced equity by $120.4 million and $143.7 million for 2019 and 2018, respectively.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividends, Arrearages, and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See the description of the loyalty plan in “Item 10. Additional Information—B. Memorandum and Articles of Association—Loyalty Plan.”

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

The Company's management maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the Company’s reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized, and reported within time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating its disclosure controls and procedures, the Company recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as the Company's are designed to do.

As required by Rule 13a-15(b) under the Exchange Act, an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2019 was conducted under the supervision and with the participation of its management including its Chief Executive Officer and Chief Financial Officer. Based on this evaluation, its Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures were effective as of December 31, 2019 at a reasonable assurance level.

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

The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2019 based upon the framework presented in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2019.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2019 as stated in their report appearing in "Report of Independent Registered Public Accounting Firm" included in "Item 18. Financial Statements".

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

The Parent's Board of Directors has determined that Vincent L. Sadusky, chairperson of the Audit Committee, is an audit committee financial expert. He is an independent director under the NYSE standards.

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

Aggregate fees for professional services and other services rendered by PwC US and its foreign entities belonging to the PwC network in 2019 and 2018 were as follows:

	For the year ended December 31,
($ thousands)	2019	2018
Audit fees	11,090	13,254
Tax fees	1,294	1,242
Audit-related fees	660	1,028
All other fees	147	189
	13,191	15,713

•	Audit fees consist of professional services performed in connection with the annual financial statements.

•	Tax fees consist of professional services for tax planning and compliance.

•
Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and agreed upon procedures for certain financial statement areas.

•
All other fees, other than those reported above, mainly consist of services in relation to intellectual property royalty audits, compliance-related services, and access to online accounting research software applications.

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

Not applicable.

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

2.15	Observer Agreement with an effective date of November 12, 2019, between the Company and De Agostini S.p.A.

Exhibit	Description
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

2.20	Indenture dated as of June 20, 2019 between International Game Technology PLC, as the Issuer, and BNY Mellon Corporate Trustee Services Limited, as the Trustee.

2.21	Indenture dated as of September 16, 2019 between International Game Technology PLC, as the Issuer, and BNY Mellon Corporate Trustee Services Limited, as the Trustee.

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

4.2	Description of the registrant’s securities registered pursuant to Section 12 of the Exchange Act.

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

Exhibit	Description
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

8.1	List of Subsidiaries of the Registrant

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers LLP

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ Timothy M. Rishton
Name: Timothy M. Rishton
Title: Interim Chief Financial Officer

Dated:  March 3, 2020

ITEM 18. FINANCIAL STATEMENTS

INTERNATIONAL GAME TECHNOLOGY PLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of International Game Technology PLC
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of International Game Technology PLC and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of comprehensive income (loss), of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for revenues from contracts with customers in 2018.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessments - NAGI and International Reporting Units

As described in Notes 2 and 11 to the consolidated financial statements, the Company’s consolidated goodwill balance was $5,451 million as of December 31, 2019, of which a significant portion is associated with the North America Gaming and Interactive (“NAGI”) and International reporting units. During the fourth quarter of 2019, the Company recorded a $99 million impairment loss, reducing the carrying amount of the International reporting unit to fair value and the related goodwill balance to $1,308 million. The goodwill balance of the NAGI reporting unit as of December 31, 2019 was $1,440 million. Goodwill is tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value. In performing the goodwill impairment test, management estimates the fair value of the reporting units using an income approach based on projected discounted cash flows. As disclosed by management, estimating the fair value of reporting units requires the Company's management to use its judgment in making estimates and making forecasts that are based on a number of factors including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments for the NAGI and International reporting units is a critical audit matter are there was significant judgment by management when developing the fair value measurement of the reporting units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s projected discounted cash flows and significant assumptions, including forecasted revenue, forecasted operating profits, terminal growth rates and weighted-average costs of capital, and significant audit effort was necessary to evaluate the audit evidence obtained relating to these impairment assessments. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments of the NAGI and International reporting units, including controls over the valuation of the Company’s reporting units. These procedures also included, among others, testing management’s process for developing the fair value estimates; evaluating the appropriateness of the income approach based on projected discounted cash flows; testing the completeness, accuracy, and relevance of underlying data used in the income approach; and evaluating the significant assumptions used by management, including forecasted revenue, forecasted operating profits, terminal growth rates and weighted-average costs of capital. Evaluating management’s assumptions related to forecasted revenue, forecasted operating profits, terminal growth rates and weighted-average costs of capital involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s income approach based on projected discounted cash flows and certain significant assumptions, including the weighted-average costs of capital.

Revenue Recognition - Identifying and Evaluating Contractual Terms and Conditions

As described in Notes 2 and 3 to the consolidated financial statements, the Company generated service and product revenues of $3,861 million and $925 million, respectively, for the year ended December 31, 2019. The Company often enters into contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. Management applies judgment in identifying and evaluating contractual terms and conditions that impact the identification of performance obligations and pattern of revenue recognition.

The principal considerations for our determination that performing procedures relating to revenue recognition, specifically identifying and evaluating contractual terms and conditions, is a critical audit matter are there was significant judgment by management in identifying and evaluating contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing our audit procedures to evaluate whether terms and conditions in contracts were appropriately identified and evaluated by management.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition, including controls related to the identification and evaluation of contractual terms and conditions impacting the identification of performance obligations and the pattern of revenue recognition. These procedures also included, among others, (i) evaluating and testing management’s process for identifying performance obligations and assessing the pattern of revenue recognition, and (ii) evaluating, on a test basis, the completeness and accuracy of the contractual terms and conditions identified in contracts with customers.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 3, 2020
We have served as the Company’s auditor since 2015.

International Game Technology PLC
Consolidated Balance Sheets
($ thousands, except par value and number of shares)

		December 31,
	Notes	2019	2018
Assets
Current assets:
Cash and cash equivalents		662,934	250,669
Restricted cash and cash equivalents		231,317	261,108
Trade and other receivables, net	4	1,006,127	949,085
Inventories	5	161,790	282,698
Other current assets	6	571,869	543,136
Total current assets		2,634,037	2,286,696
Systems, equipment and other assets related to contracts, net	9	1,307,940	1,404,426
Property, plant and equipment, net	9	146,055	185,349
Operating lease right-of-use assets	10	341,538	—
Goodwill	11	5,451,494	5,580,227
Intangible assets, net	12	1,836,002	2,044,723
Other non-current assets	6	1,927,524	2,147,081
Total non-current assets		11,010,553	11,361,806
Total assets	19	13,644,590	13,648,502

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		1,120,922	1,142,371
Current portion of long-term debt	14	462,155	—
Short-term borrowings	14	3,193	34,822
Other current liabilities	13	882,081	824,931
Total current liabilities		2,468,351	2,002,124
Long-term debt, less current portion	14	7,600,169	7,977,267
Deferred income taxes	15	366,822	446,083
Operating lease liabilities	10	310,721	—
Other non-current liabilities	13	413,549	471,099
Total non-current liabilities		8,691,261	8,894,449
Total liabilities		11,159,612	10,896,573
Commitments and contingencies	16
Shareholders’ equity
Common stock, par value $0.10 per share; 204,435,333 and 204,210,731 shares issued and outstanding at December 31, 2019 and 2018, respectively		20,443	20,421
Additional paid-in capital		2,395,532	2,534,134
Retained deficit		(1,020,238)	(1,008,193)
Accumulated other comprehensive income	17	262,525	261,537
Total IGT PLC’s shareholders’ equity		1,658,262	1,807,899
Non-controlling interests		826,716	944,030
Total shareholders’ equity		2,484,978	2,751,929
Total liabilities and shareholders’ equity		13,644,590	13,648,502

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Operations
($ and shares in thousands, except per share amounts)

		For the year ended December 31,
	Notes	2019	2018	2017
Service revenue	3, 19	3,860,746	4,046,314	4,136,556
Product sales	3, 19	925,060	784,942	802,403
Total revenue	3, 19	4,785,806	4,831,256	4,938,959

Cost of services		2,380,355	2,450,658	2,553,083
Cost of product sales		553,293	491,030	579,431
Selling, general and administrative		846,047	844,059	816,093
Research and development		266,241	263,279	313,088
Goodwill impairment	11	99,000	118,000	714,000
Other operating expense, net		3,742	17,239	14,356
Total operating expenses		4,148,678	4,184,265	4,990,051

Operating income (loss)	19	637,128	646,991	(51,092)

Interest expense, net	14	(410,129)	(417,387)	(448,463)
Foreign exchange gain (loss), net		39,839	129,051	(443,977)
Other income (expense), net		17,929	(54,607)	(33,393)
Total non-operating expenses		(352,361)	(342,943)	(925,833)

Income (loss) before provision for (benefit from) income taxes	15	284,767	304,048	(976,925)

Provision for (benefit from) income taxes	15	173,109	189,401	(29,414)

Net income (loss)		111,658	114,647	(947,511)

Less: Net income attributable to non-controlling interests		130,683	115,671	55,400
Less: Net income attributable to redeemable non-controlling interests		—	20,326	65,665
Net loss attributable to IGT PLC		(19,025)	(21,350)	(1,068,576)

Net loss attributable to IGT PLC per common share - basic and diluted	22	(0.09)	(0.10)	(5.26)

Weighted-average shares - basic and diluted	22	204,373	204,083	203,130

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Comprehensive Income (Loss)
($ thousands)

		For the year ended December 31,
	Notes	2019	2018	2017
Net income (loss)		111,658	114,647	(947,511)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	17	(16,527)	(90,784)	183,350
Unrealized loss on hedges	17	(1,451)	(1,531)	(3,554)
Unrealized gain (loss) on other	17	3,060	(5,008)	(733)
Other comprehensive (loss) income		(14,918)	(97,323)	179,063
Comprehensive income (loss)		96,740	17,324	(768,448)
Less: Comprehensive income attributable to non-controlling interests		114,777	96,980	54,937
Less: Comprehensive income attributable to redeemable non-controlling interests		—	20,326	65,665
Comprehensive loss attributable to IGT PLC		(18,037)	(99,982)	(889,050)

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Cash Flows
($ thousands)

		For the year ended December 31,
	Notes	2019	2018	2017
Cash flows from operating activities
Net income (loss)		111,658	114,647	(947,511)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation		434,264	432,899	401,085
Amortization		279,193	272,561	401,355
Amortization of upfront license fees		205,739	217,341	209,774
Goodwill impairment	11	99,000	118,000	714,000
Stock-based compensation expense	20	26,514	33,086	4,704
Debt issuance cost amortization		22,436	22,042	23,217
Loss on extinguishment of debt		11,964	54,423	25,733
Foreign exchange (gain) loss, net		(39,839)	(129,051)	443,977
Gain on sale of assets		(64,714)	(318)	(51,186)
Deferred income taxes	15	(68,293)	(34,494)	(296,265)
Other non-cash costs, net		23,091	32,275	26,826
Changes in operating assets and liabilities, excluding the effects of dispositions and acquisitions:
Trade and other receivables		(58,213)	(54,356)	45,465
Inventories		84,472	12,556	51,406
Upfront license fees		—	(878,055)	(244,698)
Accounts payable		7,180	(51,990)	(3,031)
Other assets and liabilities		18,683	(131,940)	(141,463)
Net cash provided by operating activities		1,093,135	29,626	663,388

Cash flows from investing activities
Capital expenditures		(442,084)	(533,052)	(698,010)
Proceeds from sale of assets		124,043	19,243	167,452
Proceeds from sale of Double Down Interactive LLC, net of cash divested		—	—	823,788
Other		5,851	2,272	2,336
Net cash (used in) provided by investing activities		(312,190)	(511,537)	295,566

Cash flows from financing activities
Principal payments on long-term debt		(1,264,647)	(1,899,888)	(1,754,259)
Dividends paid		(163,503)	(163,236)	(162,528)
Net (payments of) receipts from financial liabilities		(34,324)	7,123	(150)
Net (payments of) proceeds from short-term borrowings		(32,067)	34,822	—
Debt issuance costs paid		(25,930)	(17,033)	(16,378)
Payments in connection with the extinguishment of debt		(8,689)	(49,976)	(38,832)
Proceeds from long-term debt		1,397,025	1,687,761	1,762,270
Dividends paid - non-controlling interests		(136,655)	(126,926)	(50,601)
Return of capital - non-controlling interests		(98,788)	(85,121)	(52,352)
Capital increase - non-controlling interests		1,499	321,584	41,011
Dividends paid - redeemable non-controlling interests		—	—	(7,307)
Return of capital - redeemable non-controlling interests		—	—	(32,039)
Capital increase - redeemable non-controlling interests		—	—	107,457
Other		(10,195)	(20,655)	(43,264)
Net cash used in financing activities		(376,274)	(311,545)	(246,972)

Net increase (decrease) in cash and cash equivalents, and restricted cash and cash equivalents		404,671	(793,456)	711,982
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		(22,197)	(197)	52,132
Cash and cash equivalents, and restricted cash and cash equivalents at the beginning of the period		511,777	1,305,430	541,316
Cash and cash equivalents, and restricted cash and cash equivalents at the end of the period		894,251	511,777	1,305,430

International Game Technology PLC
Consolidated Statements of Cash Flows
($ thousands)

	For the year ended December 31,
	2019	2018	2017
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	(400,022)	(445,698)	(417,110)
Income taxes	(235,385)	(239,831)	(296,386)

Non-cash investing and financing activities:
Capital expenditures	(50,616)	(51,805)	(62,858)
Dividends declared - non-controlling interests	—	—	(12,588)

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statement of Shareholders’ Equity
($ thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2016	20,228	2,849,761	38,067	160,643	3,068,699	356,966	3,425,665

Net (loss) income	—	—	(1,068,576)	—	(1,068,576)	55,400	(1,013,176)
Other comprehensive income (loss), net of tax	—	—	—	179,526	179,526	(463)	179,063
Total comprehensive (loss) income	—	—	(1,068,576)	179,526	(889,050)	54,937	(834,113)

Capital increase	—	—	—	—	—	41,799	41,799
Stock-based compensation expense	—	4,704	—	—	4,704	—	4,704
Shares issued upon exercise of stock options	21	(3,566)	—	—	(3,545)	—	(3,545)
Shares issued under stock award plans	95	(11,514)	—	—	(11,419)	—	(11,419)
Return of capital	—	—	—	—	—	(51,211)	(51,211)
Dividends paid	—	(162,528)	—	—	(162,528)	(49,777)	(212,305)
Other	—	(3)	(1,863)	—	(1,866)	(2,778)	(4,644)
Balance at December 31, 2017	20,344	2,676,854	(1,032,372)	340,169	2,004,995	349,936	2,354,931

Net (loss) income	—	—	(21,350)	—	(21,350)	115,671	94,321
Other comprehensive loss, net of tax	—	—	—	(78,632)	(78,632)	(18,691)	(97,323)
Total comprehensive (loss) income	—	—	(21,350)	(78,632)	(99,982)	96,980	(3,002)

Reclassification of redeemable non-controlling interests	—	—	—	—	—	377,243	377,243
Capital increase	—	—	—	—	—	319,254	319,254
Adoption of new accounting standards	—	—	45,527	—	45,527	—	45,527
Stock-based compensation expense	—	33,086	—	—	33,086	—	33,086
Shares issued upon exercise of stock options	15	(1,566)	—	—	(1,551)	—	(1,551)
Shares issued under stock award plans	62	(11,153)	—	—	(11,091)	—	(11,091)
Return of capital	—	—	—	—	—	(85,046)	(85,046)
Dividends paid	—	(163,236)	—	—	(163,236)	(114,337)	(277,573)
Other	—	149	2	—	151	—	151
Balance at December 31, 2018	20,421	2,534,134	(1,008,193)	261,537	1,807,899	944,030	2,751,929

Net (loss) income	—	—	(19,025)	—	(19,025)	130,683	111,658
Other comprehensive income (loss), net of tax	—	—	—	988	988	(15,906)	(14,918)
Total comprehensive (loss) income	—	—	(19,025)	988	(18,037)	114,777	96,740

Stock-based payment expense	—	26,514	—	—	26,514	—	26,514
Capital increase	—	—	—	—	—	1,499	1,499
Shares issued under stock award plans	22	(1,613)	—	—	(1,591)	—	(1,591)
Return of capital	—	—	—	—	—	(98,872)	(98,872)
Dividends paid	—	(163,503)	—	—	(163,503)	(136,836)	(300,339)
Other	—	—	6,980	—	6,980	2,118	9,098
Balance at December 31, 2019	20,443	2,395,532	(1,020,238)	262,525	1,658,262	826,716	2,484,978

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Notes to the Consolidated Financial Statements

1.	Description of Business

International Game Technology PLC (the "Parent"), together with its consolidated subsidiaries (collectively referred to as "IGT PLC," the "Company," "we," "our," or "us"), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. We operate and provide an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, and commercial services. We have a local presence and relationships with governments and regulators in more than 100 countries around the world.

2.	Summary of Significant Accounting Policies

Basis of Preparation
The accompanying consolidated financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements are stated in thousands of U.S. dollars (except share and per share data) unless otherwise indicated. We have reclassified certain prior period amounts to align with the current period presentation. All references to "U.S. dollars," "U.S. dollar," "USD," and "$" refer to the currency of the United States of America. All references to "euro," "EUR," and "€" refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.

Principles of Consolidation
The consolidated financial statements include the accounts of the Parent, our majority-owned or controlled subsidiaries, and any variable interest entities in which we are the primary beneficiary. Intercompany accounts and transactions have been eliminated in consolidation. Earnings or losses attributable to non-controlling interests in a subsidiary are included in net income (loss) in the consolidated statements of operations.

Investments in which we have the ability to exercise significant influence, but do not control, and with respect to which we are not the primary beneficiary, are accounted for using the equity method of accounting. Investments in which we have no ability to exercise significant influence are accounted for using the cost method of accounting. Equity and cost method investments are included within other non-current assets on the consolidated balance sheets.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. These estimates and assumptions are based on management’s best judgment.

We evaluate our estimates continuously and base them on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. As future events and their effects cannot be determined with precision, actual results may differ significantly from these estimates.

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

Operating and Facilities Management Contracts
Our revenue from operating contracts, primarily from the Italy segment, is derived from long-term exclusive operating licenses. Under operating contracts, we manage all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the game. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service).

Under operating contracts, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of consideration to which we are typically entitled is variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our performance completed to date. In arrangements where we are performing services on behalf of the government and the government is considered our customer, revenue is recognized net of prize payments, taxes, retailer commissions, and remittances to state authorities. Under operating contracts, we are generally required to pay an upfront license fee. Refer to the Upfront License Fee policy below for further details.

Our revenue from facilities management contracts ("FMC") is generated by assembling, installing, and operating the online lottery system and related point-of-sale equipment. Under a typical FMC, we maintain ownership of the technology and are responsible for capital investments throughout the duration of the contract. FMCs typically include a wide range of support services that are provided throughout the contract and are part of the integrated solution that the customer has contracted to obtain. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. Under FMCs, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of transaction price to which we are entitled is typically variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer, as this corresponds directly with the value to the customer of our completed performance.

Lottery Management Agreements
Our revenue from LMAs is derived from two exclusive contracts within the North America Lottery segment. Similar to operating contracts, under LMAs we manage all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the game. The arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). In LMAs, we satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. These contracts are annual cost reimbursable contracts with incentives based on the achievement of contractual metrics. Annually, we estimate the amount of incentive to which we expect to be entitled and recognize the incentive and gross revenues on costs incurred as we perform the service. Changes in the annual estimated incentive are made cumulatively each reporting period. Under LMAs, we can be required to pay an upfront license fee. Refer to the Upfront License Fee policy below for further details.

Machine Gaming
Our revenue from machine gaming services is generated by providing customers with proprietary land-based gaming systems and equipment under a variety of recurring revenue arrangements, including a percentage of amounts wagered, a percentage of net win, or a fixed daily/monthly fee.

Included in machine gaming services are wide area progressive ("WAP") systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP systems include a Company-sponsored progressive jackpot that increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of amounts wagered for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots. A portion of the total fee collected is allocated to the WAP jackpot. Since the jackpot is a payment to the customer, the portion allocated to the jackpot is classified as a reduction of revenue.

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

Our contracts generally include other services, including telephone support, software maintenance, content licensing, hardware maintenance, and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis, and other professional services. Fees earned for other services are generally recognized as service revenue in the period the service is performed (i.e., over the support period).

Product Sales
Product sales are derived from the following sources:

•	Lottery and gaming machines, including game content; and

•	Lottery and gaming systems and other.

Lottery and Gaming Machines, including Game Content
Our revenue from the sale of lottery and gaming machines includes game content, non-machine gaming services related equipment, licensing and royalty fees, and component parts (including game themes and electronics conversion kits). Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is typically secured by the related equipment sold. Revenue from the sale of lottery and gaming machines is recognized based upon the contractual terms of each arrangement, but predominantly upon transfer of physical possession of the goods or the lapse of customer acceptance provisions. If the sale of lottery and gaming machines includes multiple performance obligations, these arrangements are accounted for under arrangements with multiple performance obligations, discussed below.

Lottery and Gaming Systems and Other
Our revenue from the sale of lottery systems and gaming systems typically includes multiple performance obligations, where we assemble, sell, deliver, and install a turnkey system (inclusive of point-of-sale terminals, if applicable) or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract or at the convenience of the customer. Such arrangements include hardware, software, and professional services. In these arrangements, the performance obligation is satisfied over time if the customer controls the asset as it is created (i.e., when the asset is built at the customer site) or if our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. If revenue is not recognized over time, it is recognized based upon the contractual terms of each arrangement, but predominantly upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions. Our other product sales are primarily derived from the production and sales of instant ticket games under multi-year contracts. In these arrangements, the performance obligation is generally satisfied at a point in time (i.e., upon transfer of control of the game tickets to the customer) based on the contractual terms of each arrangement.

Arrangements with Multiple Performance Obligations
We often enter into contracts that consist of a combination of services and products based on the needs of our customers, which may include post-contract support for the software and a contract for post-warranty maintenance service for the hardware. These contracts consist of multiple services and products, whereby the hardware and software may be delivered in one period and the software support and hardware maintenance services are delivered over time.

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

To the extent we grant the customer the option to acquire additional services or products in one of these arrangements, we account for the option as a distinct performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into the contract (i.e., a significant discount incremental to the range of discounts typically given for the service or product), in which case the customer in effect pays in advance for the option to purchase future services or products. We allocate a portion of the transaction price to the material right and recognize revenue when those future services or products are transferred or when the option expires.

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

In other instances, we may not be able to establish an SSP range based on observable prices, and we estimate the SSP by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional specific factors, competitive positioning, competitor actions, internal costs, profit objectives, and pricing practices. Estimating SSP is a formal process that includes review and approval by management.

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

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) performance obligations for which we recognize revenue at the amount that we have the right to invoice for services performed, (iii) contracts for which variable consideration is accounted for in accordance with sales-based or usage-based royalty guidance, and (iv) wholly unperformed contracts.

Contract Assets and Liabilities
Contract assets arise from contracts when revenue is recognized over time and the amount of revenue recognized exceeds the amount billed to the customer. These amounts are included in contract assets until the right to payment is no longer conditional on events other than the passage of time. Contract liabilities include deferred revenue, advance payments, and billings in excess of revenue recognized.

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

•
The Company allocated the transaction price based on the relative selling price for each element determined using vendor-specific objective evidence (“VSOE”), if available, third-party evidence (“TPE”) or best estimate of selling price if neither VSOE nor TPE were available. The Company’s process for determining relative selling price was materially the same as its current allocation of the transaction price to each performance obligation; and

•	Jackpot expense for our WAP services were recognized as a cost of service, whereas similar payments under ASC 606 are recognized as a reduction of revenue.

Stock-Based Compensation
Stock-based compensation represents the cost related to stock-based awards granted to directors and employees. Stock-based compensation cost is measured at the grant date or modification date, based on the estimated fair value of the award and recognized as expense, net of estimated forfeitures, over the vesting period. For awards subject to graded vesting that contain only a service vesting condition, compensation cost is recognized on a straight-line basis over the entire award service period. For awards subject to graded vesting with a performance condition, when achievement of the performance condition is deemed probable, compensation cost is recognized by way of an accelerated attribution method over the awards’ expected vesting periods.

Advertising
Advertising costs are expensed as incurred. Advertising expense was $41.4 million, $61.5 million, and $111.9 million for the years ended December 31, 2019, 2018, and 2017, respectively.

Research and Development Costs
Research and development costs ("R&D"), which include salaries and benefits, stock-based compensation, consultants' fees, facilities-related costs, material costs, depreciation and travel, are expensed as incurred.

Cash and Cash Equivalents
Cash and cash equivalents consist primarily of highly liquid investments purchased with an original maturity of three months or less at the date of acquisition, such as bank deposits, money market funds, and interest bearing bank accounts with insignificant interest rate risk. The fair value of cash and cash equivalents approximates the carrying amount.

Restricted Cash and Cash Equivalents
We are required by gaming regulation to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. These restricted cash balances are based primarily on the jackpot meters displayed to slot players, or for previously won jackpots, and vary by jurisdiction. Under our Italian Lotto contract, we deposit wagers, net of prizes paid and retailer commissions retained by the retailer at point of sale, into bank accounts, the use of which is restricted based on the contract with our customer. Restricted cash is also maintained for interactive digital player deposits, collections on factored and serviced receivables not yet paid through to the third-party owner, and for customer funds received in relation to the provision of our commercial services. These amounts are restricted based on the contracts with our customers or local regulations.

Restricted cash equivalents are primarily composed of publicly-traded foreign government and corporate bonds and mutual funds, and are valued using quoted market prices.

Allowance for Credit Losses
We maintain an allowance for credit losses for the estimated probable losses on uncollectible trade and customer financing receivables. The allowance is estimated based upon the credit-worthiness of our customers, historical experience, and aging analysis, as well as current market and economic conditions. Receivables are written off against these allowances in the period they are determined to be uncollectible.

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

Inventories
Inventories are stated at the lower of cost (applying the first in, first out method) and net realizable value. Allowances are made for defective, obsolete, or excess inventory.

Systems, Equipment and Other Assets Related to Contracts, Net and Property, Plant and Equipment, Net
We have two categories of fixed assets: systems, equipment and other assets related to contracts ("Systems & Equipment"); and property, plant and equipment ("PPE").

Systems & Equipment are assets that primarily support our operating contracts, FMCs, and WAP systems (collectively, the "Contracts") and are principally composed of lottery and gaming assets. PPE are assets we use internally, not associated with Contracts, primarily related to production and assembly, selling, general and administration, and R&D.

Systems & Equipment and PPE are stated at cost, net of accumulated depreciation and accumulated impairment loss, if any. Depreciation commences when the asset is placed in service and is recognized on a straight-line basis over the estimated useful lives of the assets. Repair and maintenance costs are expensed as incurred, whereas major improvements that increase asset values and extend useful lives are capitalized.

The estimated useful lives for Systems & Equipment depends on the type of asset. Lottery assets (such as terminals, mainframe computers, communications equipment, and software development costs) have estimated useful lives that generally do not exceed 10 years and commercial gaming machines have estimated useful lives of three to five years.

The estimated useful lives for PPE is 40 years for buildings and five to 10 years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life.

Systems & Equipment and PPE are tested for impairment whenever events or changes in circumstances indicate the carrying amount of those assets may not be recoverable. An impairment loss is recognized only if the carrying amount is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted forecasted cash flows resulting from the use and eventual disposition of such asset. An impairment loss is measured as the amount by which the carrying amount exceeds its fair value.

Goodwill
The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying identifiable net assets of acquired businesses, and is stated at cost less accumulated impairment losses.

Goodwill has been allocated to and is tested for impairment at the reporting unit level, which is the same level as our operating segment. We assess our reporting units annually and have identified the following four reporting units at December 31, 2019: North America Gaming and Interactive, North America Lottery, International, and Italy.

Goodwill is tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. We either first perform a qualitative assessment to determine whether it is more likely than not that the fair value of goodwill is less than its carrying amount and whether the quantitative analysis is necessary, or elect to perform a quantitative one-step process. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value. In performing the goodwill impairment test, we estimate the fair value of the reporting units using an income approach based on projected discounted cash flows.

Other Intangible Assets
Other intangible assets, which include indefinite-lived and definite-lived intangible assets, are stated at cost, less accumulated amortization and accumulated impairment losses.

Indefinite-lived intangible assets are composed of trademarks for which there is no foreseeable limit of the period over which they are expected to generate net cash inflows. Definite-lived intangible assets, which are primarily composed of customer relationships and computer software and game library, are capitalized and amortized on a straight-line basis over their estimated economic lives. Amortization of software-related intangibles is included in cost of services and cost of product sales and amortization of other intangible assets is included in selling, general and administrative expenses in the consolidated statement of operations.

The estimated economic lives of our definite-lived intangible assets are as follows:

Category	Estimated economic life
Sports betting rights	7 years
Computer software and game library	3 - 14 years
Licenses	3 - 15 years
Customer relationships	3 - 20 years
Developed technologies	5 - 14 years
Trademarks	6 - 20 years
Other	4 - 17 years

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

Costs incurred during the application development phase of software for services provided to customers are capitalized as internal-use software and amortized over the useful life to cost of services. Costs incurred during the application of software for internal use are capitalized and amortized over the useful life to selling, general and administrative expenses in the consolidated statement of operations.

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

Legal and Other Contingencies
Loss contingency provisions arising from a legal proceeding or claim are recorded for probable and estimable losses at the best estimate of a loss, or when a best estimate cannot be made, at the minimum estimated loss, the determination of which requires significant judgment. If it is reasonably possible but not probable that a liability has been incurred, or if the amount of a probable loss cannot be reasonably estimated, the amount or range of estimated loss is disclosed, if material. We evaluate our provisions for legal contingencies at least quarterly and, as appropriate, establish new provisions or adjust existing provisions to reflect the facts and circumstances known to us at the time, including information regarding negotiations, settlements, rulings, and other relevant events and developments; the advice of counsel; and the assumptions and judgment of management. Legal costs are expensed as incurred.

Fair Value Measurements
We account for certain financial assets and liabilities at fair value. Financial assets and liabilities are categorized, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the use of observable inputs and the lowest priority to the use of unobservable inputs. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. These levels are as follows:

•	Level 1 - inputs are based upon unadjusted quoted prices for identical instruments in active markets.

•
Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the instruments.

•	Level 3 - inputs are unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

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

For derivative instruments designated as cash flow hedges, gains and losses are recorded in other comprehensive income (loss) and are subsequently reclassified when the hedged item affects earnings. At that time, the amount is reclassified from other comprehensive income (loss) to the same income statement line as the earnings effect of the hedged item.

For derivative instruments designated as fair value hedges, changes in fair value are recorded in interest income (expense) and are offset by changes in the fair value of the underlying debt instrument due to changes in the benchmark interest rate.

For derivative instruments designated as net investment hedges, the spot portion of the derivative gain or loss is reported in foreign currency translation within other comprehensive income (loss) to offset any gains or losses on translation of the net investment in the subsidiary. All other components of the derivative fair value will be reported in income, as either interest income or interest expense, on an amortized basis.

Derivative instruments not designated as hedges are recognized in the consolidated balance sheet at fair value with the changes in fair value recorded in foreign exchange gain (loss), net in the consolidated statements of operations.

Leases
We determine whether a contract is or contains a lease at inception. As a lessee, we recognize right-of-use ("ROU") assets and lease liabilities on the lease commencement date based on the present value of lease payments over the lease term. ROU assets also include any upfront lease payments or initial direct costs and are adjusted for lease incentives received.

We consider renewal and termination options, including whether they are reasonably certain to be exercised, in determining the lease term and establishing the ROU assets and lease liabilities. ROU assets and lease liabilities are calculated using our incremental borrowing rate, which is based on the lease currency and length of the lease, unless the implicit rate is determinable.

Most of our lease contracts contain both lease and non-lease components. As a lessee, we combine lease and non-lease components into a single lease component for all classes of underlying assets except certain communication equipment. For certain communication equipment, we allocate the consideration between lease and non-lease components based on relative standalone price. Lease expense is recognized on a straight-line basis over the lease term.

Variable lease payments are generally expensed as incurred except for certain rent payments that depend on an index, which are included in lease payments using the index rate in effect as of the lease commencement date.

Short-term leases, which are leases with an initial term of 12 months or less with no purchase options that are reasonably certain of exercise, are not recognized on the balance sheet. The rental payments are recognized as lease expense on a straight-line basis over the lease term.

Certain of our lottery and commercial gaming arrangements include leases for equipment installed at customer locations as part of our long-term service contracts. As the lessor, we combine lease and non-lease components for all classes of underlying assets in arrangements that involve operating leases. Within operating leases, the single combined component is accounted for under ASC 842, Leases, or ASC 606, depending on which component is the predominant component in the arrangement. If a component cannot be combined, the consideration is allocated between the lease component and the non-lease component based on relative standalone selling price.

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

We use the period cost method for global intangible low-taxed income ("GILTI") provisions and therefore have not recorded deferred taxes for basis differences expected to reverse in future periods.

Foreign Currency Translation
The financial statements of subsidiaries located outside of the United States with functional currencies other than the U.S. dollar are translated into U.S. dollars, with the resulting translation adjustments recorded as a component of accumulated other comprehensive income ("AOCI") within shareholders’ equity. Assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, while income and expense items are translated using the average exchange rates during the period.

New Accounting Standards - Recently Adopted
In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02") to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. In 2017, 2018, and 2019, the FASB amended ASU 2016-02. We adopted ASU 2016-02 and subsequent amendments (collectively "ASC 842") as of January 1, 2019.

We used the optional transition method which resulted in a cumulative effect adjustment to retained earnings on January 1, 2019. We elected to apply the package of practical expedients and to use hindsight in determining the lease term and assessing impairment. Our election of the hindsight practical expedient resulted in longer lease terms for certain existing leases.

The adoption of the new standard resulted in the recognition of ROU assets and lease liabilities of $419.5 million and $445.2 million, respectively. The adoption did not materially impact our consolidated statements of operations, comprehensive income, or cash flows.

While lessor accounting is largely unchanged under ASC 842, certain of our lottery and gaming arrangements include implicitly or explicitly identified equipment installed at customer locations. In these arrangements, we are typically compensated based on a percentage of sales or other forms of variable payment. Under ASC 842, we expect most of the arrangements to include leases that will be classified as operating leases; however, certain of these leases could be classified as sales-type financing leases either at inception or upon modification of existing contracts in future periods. After electing the practical expedient to combine lease and non-lease components as the lessor for an operating lease, these contracts will fall under the revenue guidance when the predominant component of these arrangements is non-lease components.

New Accounting Standards - Not Yet Adopted
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes ("ASU 2019-12"). This update provides, among other things, simplifications for accounting for income taxes by removing certain exceptions. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. We will adopt ASU 2019-12 upon the effective date and do not expect it to have a material impact upon adoption.

In April 2019, the FASB issued ASU No. 2019-04, Codification improvements to Topic 326, Financial instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (“ASU 2019-04”). This update clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments (addressed by ASUs 2016-13, 2017-12, and 2016-01 respectively). The amendments related to ASU 2016-13 and ASU 2016-01 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. The amendments related to ASU 2017-12 are effective January 1, 2020, with early adoption permitted. We will adopt ASU 2019-04 upon the effective date and do not expect it to have a material impact upon adoption.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"), which provides guidance around disclosure requirements for fair value measurement of investments. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. We will adopt ASU 2018-13 upon the effective date and do not expect it to have an impact upon adoption.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13") and subsequent amendments, which replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, and loans and other financial instruments, we will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Additionally, the guidance permits irrevocable election of the fair value option on an instrument-by-instrument basis for certain financial assets previously measured at amortized cost. ASU 2016-13 and subsequent amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted beginning January 1, 2018. Application of ASU 2016-13 and subsequent amendments is through a cumulative-effect adjustment to retained earnings as of the effective date. We will adopt ASU 2016-13 upon the effective date and do not expect it to have a material impact upon adoption.

We do not currently expect that any other recently issued accounting guidance will have a significant effect on the consolidated financial statements.

3.	Revenue Recognition

Disaggregation of Revenue

The following tables summarizes customer contract revenue disaggregated by reportable segment and the source of the revenue for the years ended December 31, 2019 and 2018:

	For the year ended December 31, 2019
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Other	Total
Operating and Facilities Management Contracts	—	807,354	284,417	760,185	—	1,851,956
Lottery Management Agreements	—	108,032	—	—	—	108,032
Machine gaming	406,673	97,013	111,839	572,242	—	1,187,767
Other services	212,592	59,984	64,051	375,642	722	712,991
Service revenue	619,265	1,072,383	460,307	1,708,069	722	3,860,746

Lottery product	—	91,287	18,501	—	—	109,788
Gaming machines	321,217	—	259,424	—	—	580,641
Systems and other	130,165	1,529	101,956	981	—	234,631
Product sales	451,382	92,816	379,881	981	—	925,060
Total revenue	1,070,647	1,165,199	840,188	1,709,050	722	4,785,806

	For the year ended December 31, 2018
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Other	Total
Operating and Facilities Management Contracts	—	828,641	282,864	793,303	—	1,904,808
Lottery Management Agreements	—	129,104	—	—	—	129,104
Machine gaming	420,447	99,679	139,936	672,202	—	1,332,264
Other services	204,029	53,645	72,697	349,044	723	680,138
Service revenue	624,476	1,111,069	495,497	1,814,549	723	4,046,314

Lottery product	—	80,405	46,323	—	—	126,728
Gaming machines	261,696	—	193,092	—	—	454,788
Systems and other	116,997	428	85,071	930	—	203,426
Product sales	378,693	80,833	324,486	930	—	784,942
Total revenue	1,003,169	1,191,902	819,983	1,815,479	723	4,831,256

Contract Balances

Information about receivables, contract assets, and contract liabilities is as follows:

($ thousands)	December 31, 2019	December 31, 2018	Balance Sheet Classification
Receivables, net	1,006,127	949,085	Trade and other receivables, net

Contract assets:
Current	47,499	58,739	Other current assets
Non-current	76,188	69,691	Other non-current assets
	123,687	128,430

Contract liabilities:
Current	(67,816)	(72,005)	Other current liabilities
Non-current	(65,855)	(67,022)	Other non-current liabilities
	(133,671)	(139,027)

The amount of revenue recognized during the year ended December 31, 2019 that was included in the contract liabilities balance at December 31, 2018 was $50.7 million. The amount of revenue recognized during the year ended December 31, 2018 that was included in the contract liabilities balance at January 1, 2018 was $44.5 million.

Transaction Price Allocated to Remaining Performance Obligations

At December 31, 2019, unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed were approximately 10% of our annual revenue for 2019, of which approximately 26% is expected to be satisfied within one year and the remainder is expected to be satisfied over the subsequent 8 years.

4.	Trade and Other Receivables, net

Trade and other receivables are recorded at cost, net of allowances for credit losses.

	December 31,
($ thousands)	2019	2018
Gross	1,057,489	1,008,509
Allowance for credit losses	(51,362)	(59,424)
Net	1,006,127	949,085

The following table presents the activity in the allowance for credit losses:

	December 31,
($ thousands)	2019	2018	2017
Balance at beginning of year	(59,424)	(53,323)	(58,884)
Recoveries (provisions), net	2,920	(10,800)	(12,255)
Amounts written off as uncollectible	4,119	2,222	17,826
Foreign currency translation	729	2,869	(5,885)
Other	294	(392)	5,875
Balance at end of year	(51,362)	(59,424)	(53,323)

5.	Inventories

	December 31,
($ thousands)	2019	2018
Raw materials	86,877	172,229
Work in progress	11,663	32,835
Finished goods	96,895	117,519
Inventories, gross	195,435	322,583
Obsolescence reserve	(33,645)	(39,885)
Inventories, net	161,790	282,698

The following table presents the activity in the obsolescence reserve:

	December 31,
($ thousands)	2019	2018	2017
Balance at beginning of year	(39,885)	(26,911)	(17,402)
Provisions, net	(28,970)	(14,199)	(8,909)
Amounts written off	23,375	817	41
Foreign currency translation	(130)	408	(641)
Other	11,965	—	—
Balance at end of year	(33,645)	(39,885)	(26,911)

6.	Other Assets

Other Current Assets

		December 31,
($ thousands)	Note	2019	2018
Customer financing receivables, net		226,979	170,273
Other receivables		67,095	61,055
Income taxes receivable		56,857	39,075
Value-added tax ("VAT") receivable		53,148	60,232
Contract assets	3	47,499	58,739
Prepaid expenses		41,520	47,781
Prepaid royalties		24,999	52,712
Other		53,772	53,269
		571,869	543,136

Other Non-Current Assets

		December 31,
($ thousands)	Notes	2019	2018
Upfront license fees, net:
Italian Scratch & Win		873,756	992,333
Italian Lotto		568,669	677,564
New Jersey		83,209	91,970
Indiana		11,853	13,247
		1,537,487	1,775,114

Customer financing receivables, net		122,124	88,354
Contract assets	3	76,188	69,691
Finance lease right-of-use assets	10	35,586	—
Deferred income taxes	15	27,108	38,117
Prepaid royalties		25,092	64,598
Debt issuance costs	14	20,464	—
Other		83,475	111,207
		1,927,524	2,147,081

Upfront License Fees

The upfront license fees are being amortized on a straight-line basis as follows:

Upfront License Fee	License Term	Amortization Start Date
Italian Scratch & Win	9 years	October 2019
Italian Lotto	9 years	December 2016
New Jersey	15 years, 9 months	October 2013
Indiana	15 years	July 2013

Yeonama Holdings Co. Limited ("Yeonama")

In May 2019, we sold our ownership interest in Yeonama, an investment previously included within other non-current assets on the consolidated balance sheet. The sale resulted in a pre-tax gain of €26.1 million ($29.1 million at the May 31, 2019 exchange rate).

Customer Financing Receivables

Customer financing receivables, net are recorded at cost.

	December 31, 2019
		Allowance for
($ thousands)	Gross	credit losses	Net
Current	255,221	(28,242)	226,979
Non-current	125,542	(3,418)	122,124
	380,763	(31,660)	349,103

	December 31, 2018
		Allowance for
($ thousands)	Gross	credit losses	Net
Current	196,831	(26,558)	170,273
Non-current	91,005	(2,651)	88,354
	287,836	(29,209)	258,627

The following table presents the activity in the allowance for credit losses:

	December 31,
($ thousands)	2019	2018	2017
Balance at beginning of year	(29,209)	(19,574)	(7,856)
Provisions, net	(2,477)	(10,131)	(5,236)
Amounts written off as uncollectible	11	317	—
Foreign currency translation	15	179	(159)
Other	—	—	(6,323)
Balance at end of year	(31,660)	(29,209)	(19,574)

7.	Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Our significant financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2018 are as follows:

		December 31, 2019
($ thousands)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Derivative assets	Other current and other non-current assets	—	8,317	2,471	10,788
Equity investments	Other non-current assets	7,769	—	15,098	22,867

Liabilities:
Derivative liabilities	Other current and other non-current liabilities	—	6,425	—	6,425

		December 31, 2018
($ thousands)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Restricted cash equivalents	Restricted cash and cash equivalents	56,550	—	—	56,550
Derivative assets	Other current and other non-current assets	—	7,317	2,519	9,836
Equity investments	Other non-current assets	6,585	—	13,509	20,094

Liabilities:
Derivative liabilities	Other current and other non-current liabilities	—	25,473	—	25,473

Valuation Techniques

Derivative assets and liabilities classified as Level 2 were derived from quoted market prices for similar instruments or by discounting the future cash flows with adjustments for credit risk as appropriate. All significant inputs were derived from or corroborated by observable market data including current forward exchange rates and LIBOR rates, among others. The Level 3 derivative asset was valued based on a free cash flow forecast.

Equity investments classified as Level 2 were valued using quoted market prices. Level 3 equity investments are carried at cost, which approximates fair value.

Restricted cash equivalents are primarily composed of publicly-traded foreign government and corporate bonds and mutual funds, and were valued using quoted market prices.

At December 31, 2019 and 2018, the carrying amounts for cash and cash equivalents, restricted cash, trade and other receivables, other current assets, accounts payable, and other current liabilities approximated their estimated fair values because of their short-term nature.

Financial Assets Measured at Fair Value on a Nonrecurring Basis

Our assessment of goodwill for impairment includes various inputs, including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital. The projected cash flows used in calculating the fair value of our reporting units, using the income approach, considered historical and estimated future results and general economic and market conditions, as well as the impact of planned business and operational strategies. As a result, the Company classified the International reporting unit measured at fair value on a nonrecurring basis within Level 3 of the fair value hierarchy.

Financial Assets and Liabilities Not Carried at Fair Value

The carrying amounts and fair value hierarchy classification of our significant financial assets and liabilities not carried at fair value as of December 31, 2019 and 2018 are as follows:

	December 31, 2019
($ thousands)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Customer financing receivables, net	349,103	—	—	349,686	349,686

Liabilities:
Jackpot liabilities	234,827	—	—	230,363	230,363
Debt (1)	8,062,816	—	8,589,939	—	8,589,939

	December 31, 2018
($ thousands)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Customer financing receivables, net	258,627	—	—	260,857	260,857

Liabilities:
Jackpot liabilities	254,567	—	—	229,089	229,089
Debt (1)	7,996,073	—	8,089,154	—	8,089,154

(1) Debt excludes short-term borrowings and swap adjustments

8.	Derivative Financial Instruments

We use selected derivative hedging instruments, principally foreign currency forward contracts and interest rate swaps, for the purpose of managing currency risks and interest rate risk arising from our operations and sources of financing.

Cash Flow Hedges

The notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2019 and 2018 were $56.8 million and $74.0 million, respectively. The amount recorded within other comprehensive income (loss) at December 31, 2019 is expected to impact the consolidated statement of operations in 2020.

Fair Value Hedges

In September 2015, we executed $625.0 million notional amount of interest rate swaps that effectively convert $625.0 million of the 6.250% Senior Secured U.S. Dollar Notes from fixed interest rate debt to variable rate debt. The terms of the swap require periodic net settlement payments and expire in February 2022.

Net Investment Hedges

In October 2018, we executed $200.0 million notional amount of cross-currency swaps that are a hedge of foreign exchange risk associated with a net investment in foreign operations. The terms of the swap require periodic net settlement payments and a final notional exchange will occur on settlement. The swaps expire in August 2021.

Derivatives Not Designated as Hedging Instruments

The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2019 and 2018 was $550.0 million and $518.7 million, respectively.

Refer to Note 17, Shareholders’ Equity - Accumulated Other Comprehensive Income for further information.

9.	Systems, Equipment and Other Assets Related to Contracts, net and Property, Plant and Equipment, net

Systems & Equipment and PPE, net consist of the following:

	Systems & Equipment, net		PPE, net
	December 31,		December 31,
($ thousands)	2019	2018	2019	2018
Land	297	303	2,317	2,462
Buildings	107,538	157,611	70,473	69,799
Terminals and systems	2,933,649	3,014,733	—	—
Furniture and equipment	198,324	205,305	240,375	257,444
Construction in progress	54,950	74,382	15,624	12,777
	3,294,758	3,452,334	328,789	342,482
Accumulated depreciation	(1,986,818)	(2,047,908)	(182,734)	(157,133)
	1,307,940	1,404,426	146,055	185,349

Gain on Sale of Assets to Distributor

During 2019, we entered into a long-term strategic agreement with a distributor in Oklahoma that included the sale of used, non-premium equipment, which was previously included within Systems & Equipment, net within the consolidated balance sheet. This sale resulted in a gain of $27.7 million which is classified in other operating expense, net on the consolidated statements of operations for the year ended December 31, 2019.

10.	Leases

Lessee

We have operating and finance leases for real estate (warehouses, office space, data centers), vehicles, communication equipment, and other equipment. Many of our real estate leases include one or more options to renew, while some include termination options. Certain vehicle and equipment leases include residual value guarantees and options to purchase the leased asset.

Many of our real estate leases include variable payments for maintenance, real estate taxes, and insurance that are determined based on the actual costs incurred by the landlord. Some of our equipment leases include variable payments that are determined based on a percentage of sales.

The classification of our operating and finance leases in the consolidated balance sheets are as follows:

($ thousands)	Balance Sheet Classification	December 31, 2019
Assets
Operating ROU asset	Operating lease right-of-use assets	341,538
Finance ROU asset, net (1)	Other non-current assets	35,586
Total lease assets		377,124

Liabilities
Operating lease liability, current	Other current liabilities	50,442
Finance lease liability, current	Other current liabilities	8,731
Operating lease liability, non-current	Operating lease liabilities	310,721
Finance lease liability, non-current	Other non-current liabilities	36,335
Total lease liabilities		406,229
(1) Finance ROU assets are recorded net of accumulated amortization of $6.9 million at December 31, 2019.

Weighted-average lease terms and discount rates at December 31, 2019 are as follows:

	Weighted-Average
	Remaining Lease Term (in years)	Discount Rate
Operating leases	8.60	6.89%
Finance leases	6.01	5.45%

Components of lease expense are as follows:

($ thousands)	For the year ended December 31, 2019
Operating lease costs	83,972
Finance lease costs (1)	10,341
Variable lease costs (2)	74,324
(1) Finance lease costs include amortization of ROU assets of $7.8 million and interest on lease liabilities of $2.5 million.
(2) Variable lease costs include immaterial amounts related to short-term leases and sublease income.

Maturities of operating and finance lease liabilities at December 31, 2019 are as follows ($ thousands):

Year	Operating Leases	Finance Leases	Total
2020	72,690	10,803	83,493
2021	63,013	10,413	73,426
2022	54,763	7,979	62,742
2023	50,544	5,749	56,293
2024	46,022	4,988	51,010
Thereafter	210,405	13,056	223,461
Total lease payments	497,437	52,988	550,425
Less: Imputed interest	(136,274)	(7,922)	(144,196)
Present value of lease liabilities	361,163	45,066	406,229

(1) The maturities above exclude leases that have not yet commenced. We have committed rental payments of $14.4 million for leases that will commence in 2020 with lease terms ranging from 5-13 years.

Cash flow information and non-cash activity related to leases is as follows:

($ thousands)	For the year ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating and finance leases	82,366
Finance cash flows from finance leases	7,632

Non-cash activity:
ROU assets obtained in exchange for lease obligations (net of early terminations)
Operating leases	16,000
Finance leases	9,441

Disclosures related to periods prior to adoption of ASC 842

Rent and lease expense was $118.5 million and $106.1 million for the years ended December 31, 2018 and 2017, respectively, and included contingent rent payments of $28.7 million and $24.2 million for the years ended December 31, 2018 and 2017, respectively.

The future minimum lease payments for the remaining non-cancellable term of our leases at December 31, 2018 were as follows ($ thousands):

Year	Operating	Capital	Total
2019	69,690	8,946	78,636
2020	56,204	8,304	64,508
2021	46,092	7,499	53,591
2022	41,324	5,809	47,133
2023	38,155	6,097	44,252
Thereafter	204,216	2,978	207,194
Total future minimum lease payments	455,681	39,633	495,314
Less imputed interest		(9,529)
Present value of future minimum lease payments		30,104

Facility Lease

We have a lease for a facility in Providence, Rhode Island. We have the right to terminate the lease after June 30, 2023 if our FMC with the State of Rhode Island is not renewed, in exchange for a termination fee equal to six months of base rent plus operating expenses. The lease includes two 10-year extension options. We have the unilateral right to extend the lease under the two extension options under the same terms as in the initial term. We may not assign the lease or sublease our portion of the facility without the lessor’s approval, which is not to be unreasonably withheld. Under ASC 840, the lease was accounted for under the build-to-suit guidance because we were considered the owner of the facility during the construction period. At the end of the construction period, the transaction did not qualify for sale-leaseback accounting because we had continuing involvement. Therefore, we carried the entire cost of the facility as an asset with an offsetting liability that was reduced over time under the financing method. The facility was depreciated over its useful life of 40 years. The asset associated with this lease, which was classified as PPE in the consolidated balance sheets, was carried at a cost of $55.6 million with accumulated depreciation of $17.0 million at December 31, 2018. The liability and the net book value of the asset would have been $32.5 million at the end of the non-cancellable lease term.

Sale and Leaseback Transactions

On March 29, 2017, we entered into a sale-leaseback transaction for our main production facility located in Reno, Nevada. The transaction included a 15.5 year initial lease term, with four 5-year additional renewal periods exercisable at our option, 3% annual rent increases, and payment and performance guarantees. Rent expense was $13.4 million for the year ended December 31, 2018.

Lessor

We have various arrangements for commercial gaming and lottery equipment under which we are the lessor. These leases generally meet the criteria for operating lease classification. Lease income for operating leases is included within service revenue, while lease income for sales type leases is included within product sales in the consolidated statements of operations. Lease income was approximately 7.0% and 6.0% of total revenue for the years ended December 31, 2019 and 2018, respectively.

11.	Goodwill

Changes in the carrying amount of goodwill consist of the following:

($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Total
Balance at December 31, 2017	1,439,867	1,221,589	1,549,381	1,512,978	5,723,815
Impairment	—	—	(118,000)	—	(118,000)
Foreign currency translation	—	—	(8,534)	(17,319)	(25,853)
Other	—	—	—	265	265
Balance at December 31, 2018	1,439,867	1,221,589	1,422,847	1,495,924	5,580,227
Impairment	—	—	(99,000)	—	(99,000)
Disposal	—	—	(13,201)	—	(13,201)
Foreign currency translation	—	—	(2,677)	(13,855)	(16,532)
Balance at December 31, 2019	1,439,867	1,221,589	1,307,969	1,482,069	5,451,494

Balance at December 31, 2018
Cost	2,153,867	1,225,682	1,658,698	1,497,641	6,535,888
Accumulated impairment	(714,000)	(4,093)	(235,851)	(1,717)	(955,661)
	1,439,867	1,221,589	1,422,847	1,495,924	5,580,227

Balance at December 31, 2019
Cost	2,153,867	1,225,682	1,641,187	1,483,754	6,504,490
Accumulated impairment	(714,000)	(4,093)	(333,218)	(1,685)	(1,052,996)
	1,439,867	1,221,589	1,307,969	1,482,069	5,451,494
Goodwill Impairment

During the fourth quarter of 2019, we recorded a $99.0 million non-cash impairment loss with no income tax benefit and reduced the carrying amount of our International reporting unit to fair value. The Company determined that there was an impairment in the International reporting unit’s goodwill due to lower forecasted cash flows along with a higher weighted-average cost of capital.

During the fourth quarter of 2018, we recorded a $118.0 million non-cash impairment loss with no income tax benefit and reduced the carrying amount of our International reporting unit to fair value. The Company determined that there was an impairment in the International reporting unit’s goodwill due to the results of 2018 being lower than forecasted along with a higher weighted-average cost of capital.

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

12.	Intangible Assets, net

Intangible assets at December 31, 2019 and 2018 are summarized as follows:

		December 31, 2019			December 31, 2018
($ thousands)	Weighted- Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized:
Customer relationships	15.2	2,379,425	1,176,860	1,202,565	2,428,946	1,093,753	1,335,193
Computer software and game library	5.4	998,360	809,079	189,281	967,828	753,160	214,668
Trademarks	14.1	185,285	76,196	109,089	185,590	61,806	123,784
Licenses	10.1	298,007	247,436	50,571	294,104	221,934	72,170
Developed technologies	5.4	219,448	203,121	16,327	220,097	179,192	40,905
Sports betting rights	6.5	146,505	137,772	8,733	134,197	131,933	2,264
Other	7.7	35,439	21,003	14,436	27,460	18,634	8,826
		4,262,469	2,671,467	1,591,002	4,258,222	2,460,412	1,797,810
Unamortized:
Trademarks		245,000	—	245,000	246,913	—	246,913
Total intangible assets, excluding goodwill		4,507,469	2,671,467	1,836,002	4,505,135	2,460,412	2,044,723

Intangible asset amortization expense of $271.5 million, $272.7 million, and $401.5 million (which includes computer software amortization expense of $29.4 million, $29.6 million, and $31.4 million) was recorded in 2019, 2018, and 2017, respectively.

Amortization expense on intangible assets for the next five years is expected to be as follows ($ thousands):

Year	Amount
2020	252,983
2021	211,443
2022	181,008
2023	146,148
2024	138,744
Total	930,326

13.	Other Liabilities

Other Current Liabilities

		December 31,
($ thousands)	Notes	2019	2018
Employee compensation		163,463	145,616
Accrued interest payable		141,485	139,276
Taxes other than income taxes		135,607	149,203
Accrued expenses		123,280	115,165
Jackpot liabilities	16	74,725	76,191
Contract liabilities	3	67,816	72,005
Current financial liabilities		62,860	107,316
Operating lease liabilities	10	50,442	—
Income taxes payable		33,314	8,209
Other		29,089	11,950
		882,081	824,931

Other Non-Current Liabilities

		December 31,
($ thousands)	Notes	2019	2018
Jackpot liabilities	16	160,101	178,376
Contract liabilities	3	65,855	67,022
Reserves for uncertain tax positions		47,523	40,803
Finance lease liabilities	10	36,335	57,756
Income taxes payable		26,493	25,654
Royalties payable		18,918	26,686
Other		58,324	74,802
		413,549	471,099

14.	Debt

The principal balance of each debt obligation reconciles to the consolidated balance sheet as follows:

	December 31, 2019
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,500,000	(8,199)	—	(473)	1,491,328
4.750% Senior Secured Euro Notes due February 2023	954,890	(6,508)	—	—	948,382
5.350% Senior Secured U.S. Dollar Notes due October 2023	60,567	—	318	—	60,885
3.500% Senior Secured Euro Notes due July 2024	561,700	(4,369)	—	—	557,331
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100,000	(10,041)	—	—	1,089,959
3.500% Senior Secured Euro Notes due June 2026	842,550	(7,445)	—	—	835,105
6.250% Senior Secured U.S. Dollar Notes due January 2027	750,000	(6,613)	—	—	743,387
2.375% Senior Secured Euro Notes due April 2028	561,700	(5,297)	—	—	556,403
Senior Secured Notes, long-term	6,331,407	(48,472)	318	(473)	6,282,780

Euro Term Loan Facility due January 2023	1,325,612	(8,223)	—	—	1,317,389
Euro Revolving Credit Facilities due July 2024[1]	—	—	—	—	—
U.S. Dollar Revolving Credit Facilities due July 2024[1]	—	—	—	—	—
Long-term debt, less current portion	7,657,019	(56,695)	318	(473)	7,600,169

4.750% Senior Secured Euro Notes due March 2020	435,767	(978)	—	—	434,789
5.500% Senior Secured U.S. Dollar Notes due June 2020	27,311	—	74	(19)	27,366
Current portion of long-term debt	463,078	(978)	74	(19)	462,155

Short-term borrowings	3,193	—	—	—	3,193

Total Debt	8,123,290	(57,673)	392	(492)	8,065,517
(1) $20.5 million of debt issuance costs, net presented in other non-current assets

	December 31, 2018
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
4.125% Senior Secured Euro Notes due February 2020	501,058	(1,891)	—	—	499,167
4.750% Senior Secured Euro Notes due March 2020	444,146	(5,894)	—	—	438,252
5.500% Senior Secured U.S. Dollar Notes due June 2020	27,311	—	234	(26)	27,519
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,500,000	(11,611)	—	(18,780)	1,469,609
4.750% Senior Secured Euro Notes due February 2023	973,250	(8,520)	—	—	964,730
5.350% Senior Secured U.S. Dollar Notes due October 2023	60,567	—	416	—	60,983
3.500% Senior Secured Euro Notes due July 2024	572,500	(5,321)	—	—	567,179
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100,000	(11,615)	—	—	1,088,385
6.250% Senior Secured U.S. Dollar Notes due January 2027	750,000	(7,333)	—	—	742,667
Senior Secured Notes, long-term	5,928,832	(52,185)	650	(18,806)	5,858,491

Euro Term Loan Facility due January 2023	1,717,500	(12,105)	—	—	1,705,395
Euro Revolving Credit Facilities due July 2024	313,158	(6,163)	—	—	306,995
U.S. Dollar Revolving Credit Facilities due July 2024	115,000	(8,614)	—	—	106,386
Long-term debt, less current portion	8,074,490	(79,067)	650	(18,806)	7,977,267

Short-term borrowings	34,822	—	—	—	34,822

Total Debt	8,109,312	(79,067)	650	(18,806)	8,012,089

The principal amount of long-term debt maturing over the next five years and thereafter as of December 31, 2019 is as follows
($ thousands):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2020	27,311	435,767	463,078
2021	—	359,488	359,488
2022	1,500,000	359,488	1,859,488
2023	60,567	1,561,526	1,622,093
2024	—	561,700	561,700
2025 and thereafter	1,850,000	1,404,250	3,254,250
Total principal payments	3,437,878	4,682,219	8,120,097

Senior Secured Notes

The key terms of our senior secured notes (the "Notes"), which are rated Ba2 and BB+ by Moody’s Investor Service ("Moody’s") and Standard & Poor’s Ratings Services ("S&P"), respectively, are as follows:

Description	Principal (thousands)	Effective Interest Rate	Issuer	Guarantors	Collateral	Redemption	Interest payments
4.750% Senior Secured Euro Notes due March 2020 (1)	€387,900	6.00%	Parent	*	†	+	Annually in arrears
5.500% Senior Secured U.S. Dollar Notes due June 2020	$27,311	4.88%	IGT	**	††	++	Semi-annually in arrears
6.250% Senior Secured U.S. Dollar Notes due February 2022	$1,500,000	6.52%	Parent	*	†	+++	Semi-annually in arrears
4.750% Senior Secured Euro Notes due February 2023	€850,000	4.98%	Parent	*	†	+++	Semi-annually in arrears
5.350% Senior Secured U.S. Dollar Notes due October 2023	$60,567	5.47%	IGT	**	††	++	Semi-annually in arrears
3.500% Senior Secured Euro Notes due July 2024	€500,000	3.68%	Parent	*	†	+++	Semi-annually in arrears
6.500% Senior Secured U.S. Dollar Notes due February 2025	$1,100,000	6.71%	Parent	*	†	+++	Semi-annually in arrears
3.500% Senior Secured Euro Notes due June 2026	€750,000	3.65%	Parent	*	†	++++	Semi-annually in arrears
6.250% Senior Secured U.S. Dollar Notes due January 2027	$750,000	6.41%	Parent	*	†	+++	Semi-annually in arrears
2.375% Senior Secured Euro Notes due April 2028	€500,000	2.50%	Parent	*	†	++++	Semi-annually in arrears
(1) Subject to a 1.25% per annum decrease in the event of an upgrade in ratings by Moody’s to Baa or higher and S&P to BBB- or higher.

*    Certain subsidiaries of the Parent.

**    The Parent and certain subsidiaries of the Parent.

†	Ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

††	Certain intercompany loans with principal balances in excess of $10 million.

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

++
International Game Technology ("IGT") may redeem in whole or in part at any time prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. IGT may also redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain gaming regulatory events. Upon the occurrence of certain events, IGT will be required to offer to repurchase all of the notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

+++
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

++++
The Parent may redeem in whole or in part at any time prior to the first date set forth in the redemption price schedule at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at a redemption price set forth in the redemption price schedule in the indenture, together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

The Notes contain customary covenants and events of default. At December 31, 2019, the issuers were in compliance with the covenants.

2.375% Senior Secured Euro Notes due April 2028

On September 16, 2019, the Parent issued €500 million of 2.375% Senior Secured Euro Notes due April 2028 (the "2.375% Notes") at par.

The Parent used the net proceeds from the 2.375% Notes to pay the €320.0 million ($350.2 million) first installment on the Euro Term Loan Facility due January 25, 2020 on September 27, 2019 and pay down $192.3 million of the Revolving Credit Facilities due July 2024, for total consideration, excluding interest, of $542.5 million. The Company recorded a €2.1 million ($2.3 million) loss on extinguishment of debt in connection with the Term Loan repayment, which is classified in other income (expense), net on the consolidated statement of operations for the year ended December 31, 2019.

3.500% Senior Secured Euro Notes due June 2026

On June 20, 2019, the Parent issued €750 million of 3.500% Senior Secured Euro Notes due June 2026 (the "3.500% Notes due 2026") at par.

The Parent used the net proceeds from the 3.500% Notes due 2026 to repurchase €437.6 million ($497.5 million) of the 4.125% Senior Secured Euro Notes due February 2020 (the "4.125% Notes") and pay down $339.3 million of the Revolving Credit Facilities due July 2024, for total consideration, excluding interest, of $845.3 million. The Company recorded an €8.5 million ($9.6 million) loss on extinguishment of debt in connection with the repurchase, which is classified in other income (expense), net on the consolidated statement of operations for the year ended December 31, 2019.

6.250% Senior Secured U.S. Dollar Notes due January 2027

On September 26, 2018, the Parent issued $750 million of 6.250% Senior Secured U.S. Dollar Notes due January 2027 (the "6.250% Notes") at par.

The Parent used the net proceeds from the 6.250% Notes and borrowings under the Revolving Credit Facilities due July 2021 to redeem $600.0 million of the 5.625% Senior Secured U.S. Dollar Notes due February 2020, $144.3 million of the 7.500% Senior Secured U.S. Dollar Notes due July 2019 (the "7.500% Notes") and $96.8 million of the 5.500% Senior Secured U.S. Dollar Notes due June 2020 (the "5.500% Notes"), for total consideration, excluding interest, of $865.8 million. The Company recorded a $24.8 million loss on extinguishment of debt in connection with the redemptions, which is classified in other income (expense), net on the consolidated statement of operations for the year ended December 31, 2018.

3.500% Senior Secured Euro Notes due July 2024

On June 27, 2018, the Parent issued €500 million of 3.500% Senior Secured Euro Notes due July 2024 (the "3.500% Notes due 2024") at par.

The Parent used the net proceeds from the 3.500% Notes due 2024 to repurchase €262.4 million ($303.6 million) of the 4.125% Notes and €112.1 million ($129.7 million) of the 4.750% Senior Secured Euro Notes due March 2020, for total consideration, excluding interest, of €395.5 million ($457.5 million). The Company recorded a $29.6 million loss on extinguishment of debt in connection with the repurchases, which is classified in other income (expense), net on the consolidated statement of operations for the year ended December 31, 2018.

6.625% Senior Secured Euro Notes due February 2018

The Parent redeemed the €500 million ($625.5 million) 6.625% Senior Secured Euro Notes due February 2018 when they matured on February 2, 2018, using proceeds from the Euro Term Loan Facility due January 2023.

7.500% Senior Secured U.S. Dollar Notes due July 2019

On June 12, 2017, International Game Technology offered to purchase any and all of the $500.0 million 7.500% Notes and on June 21, 2017 International Game Technology purchased $355.7 million of these notes for total consideration, excluding interest, of $393.5 million. The Company recorded a $25.7 million loss on extinguishment of debt in connection with the purchase, which is classified in other income (expense), net on the consolidated statement of operations for the year ended December 31, 2017. International Game Technology redeemed the remaining $144.3 million of these notes on September 21, 2018.

Term Loan Facility

The Parent is party to a senior facility agreement (the "Term Loan Facility Agreement") for a €1.5 billion term loan facility maturing in January 2023 (the "Term Loan Facility"), which must be repaid in the following installments, as detailed below:

Due Date	Amount (€ thousands)
January 25, 2021	320,000
January 25, 2022	320,000
January 25, 2023	540,000

On September 27, 2019, the Parent repaid the first €320 million installment due January 25, 2020 (resulting in €1.2 billion principal remaining) from the proceeds of the 2.375% Notes issued on September 16, 2019.
Interest on the Term Loan Facility is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on our long-term ratings by Moody’s and S&P. At December 31, 2019 and 2018, the effective interest rate on the Term Loan Facility was 2.05%.
The Term Loan Facility is guaranteed by certain subsidiaries of the Parent and is secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.
Upon the occurrence of certain events, the Parent may be required to prepay the Term Loan Facility in full.
The Term Loan Facility Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2019, the Parent was in compliance with the covenants.

Revolving Credit Facilities

The Parent and certain of its subsidiaries are party to a senior facilities agreement (the "RCF Agreement") which provides for the following multi-currency revolving credit facilities (the "Revolving Credit Facilities"):

Maximum Amount Available (thousands)	Facility	Borrowers
$1,050,000	Revolving Credit Facility A	Parent, IGT, and IGT Global Solutions Corporation
€625,000	Revolving Credit Facility B	Parent and Lottomatica Holding S.r.l.

On July 24, 2019, the Company entered into an amendment to the Revolving Credit Facilities due July 2021. The amendment extended the final maturity date of the Revolving Credit Facilities from July 26, 2021 to July 31, 2024 and established the minimum ratio of EBITDA to total net interest costs and the maximum ratio of total net debt to EBITDA for the extended term of the revolving credit facilities. In addition, the amendment reduced the aggregate revolving facilities commitments of the lenders from $1.20 billion and €725 million to $1.05 billion and €625 million and amended the definition of "Permitted Restricted Payment" to eliminate the leverage ratio threshold condition to the payment of dividends and other restricted payments. The amendment also allowed IGT-Europe B.V. to be added as a borrower under Revolving Credit Facility B and modified certain other non-material provisions.

Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on the Parent’s long-term ratings by Moody’s and S&P. At December 31, 2019, there was no balance for the Revolving Credit Facilities. At December 31, 2018, the effective interest rate on the Revolving Credit Facilities was 2.66%.

The RCF Agreement provides that the following fees, which are recorded in interest expense in the consolidated statements of operations, are payable quarterly in arrears:

•
Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities depending on the Parent’s long-term ratings by Moody’s and S&P. The applicable rate was 0.725% at December 31, 2019.

•
Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate depending on the percentage of the Revolving Credit Facilities utilized. There was no balance as of December 31, 2019.

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

At December 31, 2019 the available liquidity under the Revolving Credit Facilities was $1.752 billion.

The RCF Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2019, the borrowers were in compliance with the covenants.

Other Credit Facilities

The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2019, there were no borrowings under these facilities. At December 31, 2018, there were $34.8 million borrowings under these facilities with an effective interest rate of 3.64%.

Letters of Credit

The Parent and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted demand credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2019 and 2018 and the weighted-average annual cost of such letters of credit:

	Letters of Credit Outstanding
($ thousands)	Not under the Revolving Credit Facilities	Under the Revolving Credit Facilities	Total	Weighted- Average Annual Cost
December 31, 2019	402,300	—	402,300	1.02%
December 31, 2018	453,719	—	453,719	0.98%

Interest Expense, Net

	For the year ended December 31,
($ thousands)	2019	2018	2017
Senior Secured Notes	(351,077)	(352,293)	(389,879)
Term Loan Facilities	(36,138)	(39,462)	(23,567)
Revolving Credit Facilities	(28,160)	(27,805)	(34,984)
Other	(8,040)	(12,058)	(10,469)
Interest expense	(423,415)	(431,618)	(458,899)
Interest income	13,286	14,231	10,436
Interest expense, net	(410,129)	(417,387)	(448,463)

15.	Income Taxes

The components of income (loss) before provision for (benefit from) income taxes, determined by tax jurisdiction, are as follows:

	For the year ended December 31,
($ thousands)	2019	2018	2017
United Kingdom	35,401	195,629	(408,595)
United States	(301,307)	(363,507)	(1,173,601)
Italy	507,491	535,643	479,851
Other	43,182	(63,717)	125,420
	284,767	304,048	(976,925)

The provision for (benefit from) income taxes consists of:

	For the year ended December 31,
($ thousands)	2019	2018	2017
Current:
United Kingdom	1,803	3,579	733
United States	46,288	(12,028)	80,140
Italy	143,982	186,402	131,155
Other	49,329	45,942	54,823
	241,402	223,895	266,851
Deferred:
United Kingdom	(78)	(282)	4,366
United States	(68,789)	(20,900)	(175,539)
Italy	3,651	(3,186)	865
Other	(3,077)	(10,126)	(125,957)
	(68,293)	(34,494)	(296,265)
	173,109	189,401	(29,414)

Income taxes paid, net of refunds, were $235.4 million, $239.8 million, and $296.4 million in 2019, 2018, and 2017, respectively.

In 2017, the United States enacted into law the Tax Cuts and Jobs Act of 2017 (the "Tax Act") which resulted in significant changes to the U.S. corporate income tax system. Changes include, but are not limited to: a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017; the transition of U.S. international taxation from a worldwide tax system to a modified territorial tax system; and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings (the "transition tax") as of December 31, 2017. In accordance with the Tax Act, we recorded a $114.2 million income tax benefit in the fourth quarter of 2017, the period in which the legislation was enacted. The total tax benefit included a $60.5 million tax expense related to the transition tax and a $174.7 million tax benefit related to the remeasurement of deferred tax assets and liabilities.

The Parent is a tax resident in the United Kingdom (the "U.K."). A reconciliation of the provision for (benefit from) income taxes, with the amount computed by applying the weighted-average rate of the U.K. statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods to income (loss) before provision for (benefit from) income taxes is as follows:

	For the year ended December 31,
($ thousands)	2019	2018	2017
Income (loss) before provision for (benefit from) income taxes	284,767	304,048	(976,925)
United Kingdom statutory tax rate	19.00%	19.00%	19.25%
Statutory tax expense (benefit)	54,106	57,769	(188,058)

Base erosion and anti-abuse ("BEAT") tax	31,340	13,769	—
IRAP and state taxes	30,607	38,820	33,484
Non-deductible goodwill impairment	18,810	22,420	137,445
Foreign tax expense, net of U.S. federal benefit	13,585	14,930	14,500
Foreign tax and statutory rate differential (1)	10,805	48,040	(71,050)
Change in unrecognized tax benefits	6,637	9,166	20,624
GILTI tax	4,575	11,079	—
Change in valuation allowances	507	(13,723)	58,672
Italian allowance for corporate equity	(3,674)	(4,515)	(11,761)
Non-taxable foreign exchange gain	(3,744)	(12,384)	—
Non-taxable gains on investments	(6,225)	—	—
Italian tax settlement	—	16,664	—
Tax impact of Tax Act	—	(10,852)	(114,219)
Capital gain taxes on sale of Double Down Interactive LLC ("DoubleDown")	—	—	94,303
Other	15,780	(1,782)	(3,354)
	173,109	189,401	(29,414)

Effective tax rate	60.8%	62.3%	3.0%

 (1) Includes the effects of foreign subsidiaries' earnings taxed at rates other than the U.K. statutory rate

In 2019, our effective tax rate was higher than the U.K. statutory rate of 19.00% primarily due to the impact of the international provisions of the Tax Act (BEAT and GILTI), foreign rate differences, and a goodwill impairment with no associated tax benefit.

In 2018, our effective tax rate was higher than the U.K. statutory rate of 19.00% primarily due to the impact of the international provisions of the Tax Act (BEAT and GILTI), a goodwill impairment with no associated tax benefit, foreign rate differences, increases in uncertain tax positions, and the settlement of an Italian tax audit.

In 2017, our effective tax rate was higher than the U.K. statutory rate of 19.25% primarily due to a goodwill impairment with no associated tax benefit, capital gain taxes incurred on the sale of DoubleDown, a net increase in valuation allowances in the U.K. and other foreign jurisdictions, offset by a favorable net tax benefit recorded related to the impact of the Tax Act.

The components of deferred tax assets and liabilities are as follows:

	December 31,
($ thousands)	2019	2018
Deferred tax assets:
Net operating losses	175,342	226,249
Provisions not currently deductible for tax purposes	143,864	112,768
Section 163(j) interest limitation	93,522	75,778
Lease liabilities	79,328	—
Depreciation and amortization	43,034	49,548
Jackpot timing differences	40,550	42,651
Inventory reserves	3,437	10,497
Other	44,099	17,503
Gross deferred tax assets	623,176	534,994
Valuation allowance	(156,133)	(170,831)
Deferred tax assets, net of valuation allowance	467,043	364,163

Deferred tax liabilities:
Acquired intangible assets	536,244	589,993
Depreciation and amortization	175,254	157,260
Lease right-of-use assets	74,201	—
Other	21,058	24,876
Total deferred tax liabilities	806,757	772,129
Net deferred income tax liability	(339,714)	(407,966)

Our net deferred income taxes are recorded in the consolidated balance sheets as follows:

	December 31,
($ thousands)	2019	2018
Deferred income taxes - non-current asset	27,108	38,117
Deferred income taxes - non-current liability	(366,822)	(446,083)
	(339,714)	(407,966)

Net Operating Loss Carryforwards

We have a $813.4 million gross tax loss carryforward, of which $393.8 million relates to the U.K., $87.6 million relates to U.S. Federal, and $332.0 million relates to other foreign tax jurisdictions. Carryforwards in certain tax jurisdictions begin to expire in 2030, while others have an unlimited carryforward period. A valuation allowance has been provided on $703.3 million of the gross net operating loss carryforwards. Portions of the tax loss carryforwards are subject to annual limitations, including Section 382 of the U.S. Internal Revenue Code of 1986, as amended, for U.S. tax purposes, and similar provisions under other countries' laws. In addition, as of December 31, 2019, we had U.S. state tax net operating loss carryforwards, resulting in a deferred tax asset (net of U.S. federal tax benefit) of approximately $10.0 million. U.S. state tax net operating loss carryforwards generally expire in the years 2020 through 2039.

Valuation Allowance

A reconciliation of the valuation allowance is as follows:

	December 31,
($ thousands)	2019	2018	2017
Balance at beginning of year	170,831	184,554	151,653
Expiration of tax attributes	(15,205)	—	(25,771)
Net charges to (income) expense	507	(13,723)	58,672
Balance at end of year	156,133	170,831	184,554

The valuation allowance primarily relates to U.K. and foreign net operating losses that are not more likely than not expected to be realized. In assessing the need for a valuation allowance, we considered both positive and negative evidence for each jurisdiction including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. When we change our determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to the provision for (benefit from) income taxes in the period in which such determination is made.

In December 2017, we recorded a valuation allowance on the U.K. net operating losses. The net operating losses were primarily due to significant foreign exchange losses relating to euro-denominated debt that is recorded on a U.S. dollar functional currency U.K. company.

For the years ended December 31, 2019 and December 31, 2018, we recorded a net valuation (decrease) increase of $(14.7) million and $13.7 million, respectively.

Accounting for Uncertainty in Income Taxes

A reconciliation of the unrecognized tax benefits is as follows:

	December 31,
($ thousands)	2019	2018	2017
Balance at beginning of year	26,635	20,975	14,340
Additions to tax positions - current year	717	11,947	479
Additions to tax positions - prior years	2,358	16,973	7,503
Reductions to tax positions - current year	—	—	(893)
Reductions to tax positions - prior years	—	(4,610)	(41)
Settlements	—	(17,238)	—
Lapses in statutes of limitations	(535)	(1,412)	(413)
Balance at end of year	29,175	26,635	20,975

At December 31, 2019, 2018, and 2017, $29.1 million, $26.6 million, and $16.6 million, respectively, of the unrecognized tax benefits, if recognized, would affect our effective tax rates.

We recognize interest expense and penalties related to income tax matters in the provision for income taxes. For 2019, 2018, and 2017, we recognized $4.7 million, $0.7 million, and $12.1 million, respectively, in interest expense, penalties, and inflationary adjustments. At December 31, 2019, 2018, and 2017, the gross balance of accrued interest and penalties was $21.2 million, $16.4 million, and $15.7 million, respectively.

Unrecognized tax benefits increased during 2019, 2018 and 2017 as a result of various international tax audits.

We file income tax returns in various jurisdictions of which the United Kingdom, United States, and Italy represent the major tax jurisdictions. All years prior to calendar year 2016 are closed with the IRS. As of December 31, 2019, we are subject to income tax audits in various tax jurisdictions globally, most significantly in Mexico and Italy.

Mexico Tax Audit

Based on a 2006 tax examination, the Company's Mexican subsidiary, GTECH Mexico S.A. de C.V., was issued an income tax assessment of approximately Mexican peso ("MXN") 425.0 million. The assessment relates to the denial of a deduction for cost of goods sold and the taxation of intercompany loan proceeds. The Company has unsuccessfully contested the two issues in the Mexican court system receiving unfavorable decisions by the Mexican Supreme Court in June 2017 and October 2019, respectively. As of December 31, 2019, based on the unfavorable decisions received, the Company has recorded a liability of MXN 463.9 million (approximately $24.5 million), which includes additional interest, penalties, and inflationary adjustments.

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

16.	Commitments and Contingencies

Commitments

Jackpot Commitments

Jackpot liabilities are recorded as current and non-current liabilities as follows:

($ thousands)	December 31, 2019
Current liabilities	74,725
Non-current liabilities	160,101
234,826

Future jackpot payments are due as follows:

($ thousands)	Previous Winners	Future Winners	Total
2020	32,589	41,988	74,577
2021	25,111	8,326	33,437
2022	22,338	689	23,027
2023	20,073	689	20,762
2024	17,496	689	18,185
Thereafter	93,745	10,329	104,074
Future jackpot payments due	211,352	62,710	274,062
Unamortized discounts			(39,236)
Total jackpot liabilities			234,826

Performance and other bonds

In connection with certain contracts, we have delivered performance bonds for the benefit of customers; bid and litigation bonds for the benefit of potential customers; and WAP bonds that are used to secure our financial liability when a player elects to have their WAP jackpot winnings paid over an extended period of time.

These bonds give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contract. The following table provides information related to potential commitments for bonds outstanding at December 31, 2019:

($ thousands)	Total bonds
Performance bonds	507,123
WAP bonds	218,419
Bid and litigation bonds	41,788
All other bonds	3,602
770,932

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. Legal proceedings can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are often difficult to predict and our view of these matters may change as the related proceedings and events unfold. At December 31, 2019, provisions for litigation matters amounted to $15.5 million. With respect to litigation and other legal proceedings where we have determined that a loss is reasonably possible but we are unable to estimate the amount or range of reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

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

(b)
Nettles, Dawn v. GTECH Corp. et al., filed on January 7, 2015 in Dallas County (No. 051501559CV). Plaintiff claims damages in excess of $4.0 million. GTECH Corporation and the TLC won pleas to the jurisdiction for dismissal based on sovereign immunity. Plaintiff lost her appeal and petitioned for Texas Supreme Court review. On April 27, 2018, IGT Global Solutions Corporation petitioned for Texas Supreme Court review and the Texas Supreme Court heard arguments on December 3, 2019 in both the Nettles and Steele cases. A decision is expected by June 2020.

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

Illinois State Lottery

On February 2, 2017, putative class representatives of retailers and lottery ticket purchasers alleged the Illinois Lottery collected millions of dollars from sales of instant ticket games and wrongfully ended certain games before all top prizes had been sold. Raqqa, Inc. et al. v. Northstar Lottery Group, LLC., was filed in Illinois state court, St. Clair County (No. 17L51) against Northstar Lottery Group LLC, a consortium in which the Parent indirectly holds an 80% controlling interest. The claims include tortious interference with contract, violations of Illinois Consumer Fraud and Deceptive Practices Act, and unjust enrichment. The lawsuit was removed to the U.S. District Court for the Southern District of Illinois. On May 9, 2018, IGT Global Solutions Corporation and Scientific Games International, Inc. were added as defendants. We dispute these claims and continue to defend against the lawsuit.

On March 15, 2017, a second lawsuit, Atteberry, Dennis et al. v. Northstar Lottery Group, LLC, was filed in Illinois state court, Cook County (No. 2017CHO3755) seeking damages on the same matter. On September 25, 2019, the Illinois state court, Cook County dismissed this case, as the parties entered into a settlement agreement.

17.	Shareholders’ Equity

Shares Authorized and Outstanding

The Board of Directors of the Parent (the "Board") is authorized to issue shares of any class in the capital of the Parent. The authorized shares of the Parent consist of 1.850 billion ordinary shares with a $0.10 per share par value.

Ordinary shares outstanding were as follows:

	December 31,
	2019	2018	2017
Balance at beginning of year	204,210,731	203,446,572	202,285,166
Shares issued under restricted stock plans	224,602	619,614	947,709
Shares issued upon exercise of stock options	—	144,545	213,697
Balance at end of year	204,435,333	204,210,731	203,446,572

Repurchases of Ordinary Shares

The Parent has the authority to repurchase, subject to a maximum repurchase price, a maximum of 20% of the aggregate issued share capital of ordinary shares as of April 7, 2015. This authority will expire on July 28, 2020.

The Parent did not repurchase any of its ordinary shares in 2019, 2018, or 2017.

Dividends

We declared cash dividends per share during the periods presented as follows:

Per share amount ($)	2019	2018	2017
First Quarter	0.20	0.20	0.20
Second Quarter	0.20	0.20	0.20
Third Quarter	0.20	0.20	0.20
Fourth Quarter	0.20	0.20	0.20
Total cash dividends declared	0.80	0.80	0.80

Future dividends are subject to Board approval.

The RCF Agreement and Term Loan Facility Agreement limit the aggregate amount of dividends and repurchases of the Parent's ordinary shares in each year to $300 million based on our current ratings by Moody’s and S&P.

Accumulated Other Comprehensive Income

The following table details the changes in AOCI:

		Unrealized Gain (Loss) on:		AOCI
	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2016	154,796	(1,673)	6,734	159,857	786	160,643
Change during period	182,791	(6,610)	(798)	175,383	463	175,846
Reclassified to operations (1)	—	1,744	—	1,744	—	1,744
Tax effect	559	1,312	65	1,936	—	1,936
Other comprehensive income (loss)	183,350	(3,554)	(733)	179,063	463	179,526
Balance at December 31, 2017	338,146	(5,227)	6,001	338,920	1,249	340,169
Change during period	(90,309)	(163)	(4,979)	(95,451)	18,691	(76,760)
Reclassified to operations (1)	(4,254)	536	—	(3,718)	—	(3,718)
Tax effect	3,779	(1,904)	(29)	1,846	—	1,846
Other comprehensive (loss) income	(90,784)	(1,531)	(5,008)	(97,323)	18,691	(78,632)
Balance at December 31, 2018	247,362	(6,758)	993	241,597	19,940	261,537
Change during period	(18,172)	237	2,877	(15,058)	15,906	848
Reclassified to operations (1)	1,623	(2,183)	—	(560)	—	(560)
Tax effect	22	495	183	700	—	700
Other comprehensive (loss) income	(16,527)	(1,451)	3,060	(14,918)	15,906	988
Balance at December 31, 2019	230,835	(8,209)	4,053	226,679	35,846	262,525
(1) Foreign currency translation adjustments related to liquidated subsidiaries were reclassified into foreign exchange gain (loss), net on the consolidated statements of operations for the years ended December 31, 2019 and 2018. Unrealized gain (loss) on hedges were reclassified into service revenue on the consolidated statements of operations for the years ended December 31, 2019, 2018, and 2017, respectively.

18.	Variable Interest Entities

We hold ownership interests in the following variable interest entities ("VIEs"):

Name of subsidiary	% Ownership held by the Company
Lottoitalia S.r.l. ("Lottoitalia")	61.50%
Lotterie Nazionali S.r.l. ("LN")	64.00%
Northstar New Jersey Lottery Group, LLC ("Northstar NJ") (1)	82.31%
(1) Northstar New Jersey Holding Company LLC, of which we are a 50.15% shareholder, holds the 82.31% ownership in Northstar NJ

Lottoitalia holds a license to operate the Lotto game in Italy through November 2025. LN holds a license to operate the Scratch & Win instant lottery game in Italy through September 2028. Northstar NJ manages a wide range of the lottery's day-to-day operations in the State of New Jersey, as well as provides marketing and sales services under a license valid through June 2029.

We are the principal operating partner fulfilling the requirements under the licenses held by the VIEs. As such, we have the power to direct the activities that significantly affect the VIEs' economic performance, along with the right to receive benefits or the obligation to absorb losses that could potentially be significant to the VIEs. As a result, we concluded we are the primary beneficiary of the VIEs and they have been consolidated. Accordingly, the balance sheet and operating activity of the VIEs are included in our consolidated financial statements and we adjust the net income (loss) in our consolidated statement of operations to exclude the non-controlling interests' proportionate share of results. We present the proportionate share of non-controlling interests as equity in the consolidated balance sheets.

The carrying amounts and classification of these VIEs' assets and liabilities in our consolidated balance sheets at December 31, 2019 and 2018 are as follows:

	December 31,
($ thousands)	2019	2018
Current assets	842,893	890,664
Non-current assets	1,652,641	1,924,277
Total assets	2,495,534	2,814,941

Total liabilities	498,681	389,853

19.	Segment Information

The Company's operations for the period presented here-in are classified into four principal business segments operating in three regions: North America Gaming and Interactive, North America Lottery, International, and Italy.

Our chief operating decision maker monitors the operating results of our segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income. Segment accounting policies are consistent with those of the consolidated financial statements.

Corporate support expenses, which are not allocated to the segments, are principally composed of selling, general and administrative expenses and other expenses that are managed at the corporate level, including restructuring, transaction, corporate headquarters, and Board expenses.

Purchase accounting principally represents the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies.

Segment information is as follows ($ thousands):

For the year ended December 31, 2019	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	619,265	1,072,383	460,307	1,708,069	3,860,024	—	722	3,860,746
Product sales	451,382	92,816	379,881	981	925,060	—	—	925,060
Total revenue	1,070,647	1,165,199	840,188	1,709,050	4,785,084	—	722	4,785,806

Operating income (loss)	263,968	256,192	126,825	520,673	1,167,658	(237,663)	(292,867)	637,128
Depreciation and amortization	117,940	157,042	61,405	169,607	505,994	12,586	194,877	713,457
Expenditures for long-lived assets	(126,579)	(149,982)	(39,909)	(47,233)	(363,703)	(8,115)	—	(371,818)

For the year ended December 31, 2018	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	624,476	1,111,069	495,497	1,814,549	4,045,591	—	723	4,046,314
Product sales	378,693	80,833	324,486	930	784,942	—	—	784,942
Total revenue	1,003,169	1,191,902	819,983	1,815,479	4,830,533	—	723	4,831,256

Operating income (loss)	218,860	296,527	142,077	541,254	1,198,718	(226,231)	(325,496)	646,991
Depreciation and amortization	105,295	152,135	62,688	161,758	481,876	14,495	209,089	705,460
Expenditures for long-lived assets	(150,440)	(163,912)	(60,456)	(93,252)	(468,060)	(9,719)	—	(477,779)

For the year ended December 31, 2017	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	780,633	1,093,048	557,049	1,703,901	4,134,631	1,203	722	4,136,556
Product sales	377,065	92,174	332,015	1,149	802,403	—	—	802,403
Total revenue	1,157,698	1,185,222	889,064	1,705,050	4,937,034	1,203	722	4,938,959

Operating income (loss)	278,963	289,025	163,799	478,540	1,210,327	(197,089)	(1,064,330)	(51,092)
Depreciation and amortization	81,355	129,517	66,745	161,484	439,101	11,554	351,785	802,440
Expenditures for long-lived assets	(147,175)	(204,104)	(77,815)	(188,013)	(617,107)	(3,964)	—	(621,071)

Total assets by segment are as follows:

	December 31,
($ thousands)	2019	2018
North America Gaming and Interactive	3,467,583	3,655,694
North America Lottery	2,441,256	2,467,487
International	2,613,698	2,807,234
Italy	4,297,267	4,505,689
	12,819,804	13,436,104
Corporate Support	824,786	212,398
	13,644,590	13,648,502

Geographical Information

Revenue from external customers, which is based on the geographical location of our customers, is as follows:

	December 31,
($ thousands)	2019	2018	2017
United States	2,115,791	2,063,477	2,195,791
Italy	1,743,845	1,824,004	1,728,472
United Kingdom	73,050	59,062	74,567
Rest of Europe	323,382	312,484	383,170
All other	529,738	572,229	556,959
Total	4,785,806	4,831,256	4,938,959

Revenue from one customer in the Italy segment represented 15.9%, 16.4%, and 14.6% of consolidated revenue in 2019, 2018, and 2017, respectively.

Long-lived assets, which are comprised of Systems & Equipment and PPE, are based on the geographical location of the assets as follows:

	December 31,
($ thousands)	2019	2018
United States	928,535	993,615
Italy	289,517	332,378
United Kingdom	17,911	26,256
Rest of Europe	102,973	115,345
All other	115,059	122,181
Total	1,453,995	1,589,775

20.	Stock-Based Compensation

Incentive Awards

Stock-based incentive awards are provided to directors and employees under the terms of our 2015 Equity Incentive Plan (the "Plan") as administered by the Board. Awards available under the Plan principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plan is 11.5 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. We utilize authorized and unissued shares to satisfy all shares issued under the Plan.

Stock Options

Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. In 2018, stock options were granted solely to our Chief Executive Officer, which will vest in 2021 subject to certain performance and other criteria, and have a contractual term of approximately six years. No stock options were granted in 2019 or 2017.

Stock Awards

Stock awards are principally made in the form of performance share units ("PSUs") and restricted share units ("RSUs"). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets, which may include Adjusted EBITDA, Adjusted Net Debt and Total Shareholder Return ("TSR") relative to the Russell Mid Cap Market Index. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period. Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date or modification date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets.

RSUs are stock awards granted to directors that entitle the holder to shares of common stock as the award vests, typically over a one-year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan.

Stock Option Activity

A summary of our stock option activity and related information is as follows:

		Weighted-Average
	Stock Options	Exercise Price Per Share ($)	Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ thousands)
Outstanding at January 1, 2019	1,785,383	21.07
Granted	—	—
Exercised	—	—
Expired	(644,817)	21.66
Outstanding at December 31, 2019	1,140,566	20.73	1.43

At December 31, 2019:
Vested and expected to vest	1,140,566	20.73	1.43	—
Exercisable	968,066	19.06	0.91	—

No stock options were exercised in 2019. The total intrinsic value of stock options exercised was $6.0 million and $9.3 million in 2018 and 2017, respectively. There were no cash proceeds from stock options exercised in 2018 and 2017.

Fair Value of Stock Options Granted

We estimate the fair value of stock options at the date of grant using a valuation model that incorporates key inputs and assumptions as detailed in the table below. The weighted-average grant date fair value of stock options granted during 2018 was $6.84 per share.

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

Stock Award Activity

A summary of our stock award activity and related information is as follows:

	PSUs	Weighted- Average Grant Date Fair Value ($)	RSUs	Weighted- Average Grant Date Fair Value ($)
Nonvested at January 1, 2019	4,270,047	25.79	59,913	30.21
Granted	2,133,512	11.10	131,676	14.10
Vested	(277,330)	27.52	(61,580)	29.84
Forfeited	(1,065,278)	25.89	—	—
Nonvested at December 31, 2019	5,060,951	19.41	130,009	14.07

At December 31, 2019:
Unrecognized cost for nonvested awards ($ thousands)	39,661		676
Weighted-average future recognition period (in years)	2.64		0.37

The total vest-date fair value of PSUs vested was $3.7 million, $24.6 million, and $28.8 million in 2019, 2018, and 2017, respectively. The total vest-date fair value of RSUs vested was $0.9 million, $3.4 million, and $2.8 million for 2019, 2018, and 2017, respectively.

Fair Value of Stock Awards Granted

We estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the awards include a market condition. The market condition is based on the Company's TSR relative to the Russell Midcap Market Index.

During 2019, 2018, and 2017, we estimated the fair value of RSUs at the date of grant based on our stock price. Details of the grants are as follows:

	2019	2018	2017
PSUs granted during the year	2,133,512	1,564,083	1,723,730
Weighted-average grant date fair value ($)	11.10	28.93	17.74

RSUs granted during the year	131,676	68,142	117,745
Weighted-average grant date fair value ($)	14.10	30.23	21.12

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

Stock-Based Compensation Expense

Total compensation cost for our stock-based compensation plans is recorded based on the employees’ respective functions as detailed below.

	For the year ended December 31,
($ thousands)	2019	2018	2017
Cost of services	2,131	1,923	26
Cost of product sales	430	445	(8)
Selling, general and administrative	21,409	27,702	4,628
Research and development	2,544	3,016	58
Stock-based compensation expense before income taxes	26,514	33,086	4,704
Income tax benefit	6,119	7,562	975
Total stock-based compensation, net of tax	20,395	25,524	3,729

21.	Dispositions

Sale of DoubleDown

On June 1, 2017, we sold DoubleDown for a total cash consideration of $825.8 million ($823.8 million net of cash divested), which resulted in a gain of $27.2 million, net of selling costs, which is classified within other operating expense, net in the consolidated statement of operations for the year ended December 31, 2017.

22.	Earnings Per Share

The following table presents the computation of basic and diluted loss per share:

	For the year ended December 31,
($ and shares in thousands, except per share amounts)	2019	2018	2017
Numerator:
Net loss attributable to IGT PLC	(19,025)	(21,350)	(1,068,576)

Denominator:
Weighted-average shares - basic and diluted	204,373	204,083	203,130

Net loss attributable to IGT PLC per common share - basic and diluted	(0.09)	(0.10)	(5.26)

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

For the years ended December 31, 2019, 2018, and 2017, stock options and unvested restricted stock awards totaling 1.2 million, 1.6 million, and 0.4 million, respectively, were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

23.	Related Party Transactions

We engage in business transactions with certain related parties which include (i) De Agostini S.p.A. ("De Agostini") or entities directly or indirectly controlled by De Agostini, (ii) other entities and individuals capable of exercising control, joint control, or significant influence over us, and (iii) our unconsolidated subsidiaries or joint ventures. Members of the Board, executives with authority for planning, directing, and controlling the activities of the Company and such Directors' and executives' close family members are also considered related parties. We may make investments in such entities, enter into transactions with such entities, or both.

De Agostini Group

We are majority-owned by De Agostini. Amounts receivable from De Agostini and subsidiaries of De Agostini (the "De Agostini Group") are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of our Italian subsidiaries have a tax unit agreement, and in some cases, a VAT agreement, with De Agostini pursuant to which De Agostini consolidates certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority. Tax-related receivables from De Agostini were $2.0 million and $0.4 million at December 31, 2019 and 2018, respectively. Tax-related payables to De Agostini were $17.0 million and $12.3 million at December 31, 2019 and 2018, respectively.

Related party transactions with the De Agostini Group are as follows:

	December 31,
($ thousands)	2019	2018
Trade receivables	2	1,898
Trade payables	3,180	8,131

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

Unconsolidated Subsidiaries and Joint Ventures

From time to time, we make strategic investments in publicly traded and privately held companies that develop software, hardware, and other technologies or provide services supporting its technologies. We may also purchase from or make sales to these organizations.

Ringmaster S.r.l. ("Ringmaster")

We have a 50% interest in Ringmaster, an Italian joint venture, that is accounted for using the equity method of accounting. Ringmaster provides software development services for our interactive gaming business pursuant to an agreement dated December 7, 2011. Our investment in Ringmaster was $0.7 million and $0.5 million at December 31, 2019 and 2018, respectively.

We incurred $6.1 million, $10.4 million, and $10.9 million in expenses to Ringmaster for the years ended December 31, 2019, 2018, and 2017, respectively.

Connect Ventures One LP and Connect Ventures Two LP

We have held investments in Connect Ventures One LP and Connect Ventures Two LP (the "Connect Ventures") since 2011 and 2015, respectively, that are accounted for as equity investments. De Agostini also holds investments in the Connect Ventures, and Nicola Drago, the son of director Marco Drago, holds a 10% ownership interest in, and is a non-executive member of, Connect Ventures LLP, the fund that manages the Connect Ventures. The Connect Ventures are venture capital funds that target "early stage" investment operations.

Our investment in Connect Ventures One LP was $4.9 million and $4.3 million at December 31, 2019 and 2018, respectively. Our investment in Connect Ventures Two LP was $6.2 million and $5.3 million at December 31, 2019 and 2018, respectively.