Form 20-F
period 2020-12-31
International Game Technology PLC
filed 2021-03-02
CIK 1619762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

66 Seymour Street, 2nd Floor
London W1H 5BT
United Kingdom
(Address of principal executive offices)

Christopher Spears
Senior Vice President and General Counsel
Telephone: (401) 392-1000 Fax: (401) 392-4812
E-mail: Christopher.Spears@IGT.com
IGT Center, 10 Memorial Boulevard, Providence, RI 02903
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

Ordinary Shares, nominal value $0.10	IGT	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

204,856,564	ordinary shares, nominal value $0.10 per share
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
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
☐ Yes   ☐ No

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries, is a global leader in gaming. In this annual report on Form 20-F, unless otherwise specified or the context otherwise indicates, all references to “IGT PLC” and the “Company” refer to the business and operations of the Parent and its consolidated subsidiaries.
This annual report on Form 20-F includes the consolidated financial statements of the Company for the years ended December 31, 2020, 2019, and 2018 (the “Consolidated Financial Statements”) prepared in accordance with United States Generally Accepted Accounting Principles as issued by the Financial Accounting Standards Board.
The financial information is presented in U.S. dollars. All references to “U.S. dollars,” “U.S. dollar,” “U.S. $,” “USD,” and “$” refer to the currency of the United States of America. All references to “euro,” “EUR,” and “€” refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.
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

Abbreviation/Term	Definition
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B2B	business-to-business
B2C	business-to-consumer
BEAT	base-erosion and anti-abuse tax
Brexit	the vote by the United Kingdom to leave the European Union and the terms of such departure
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Company	the Parent together with its consolidated subsidiaries
De Agostini	De Agostini S.p.A.
EBITDA	earnings before interest, taxes, depreciation and amortization
E.U.	European Union
GAAP	United States Generally Accepted Accounting Principles
GDPR	E.U. General Data Protection Regulation
GILTI	global intangible low-taxed income
iGaming	digital (interactive) gaming
IGT PLC	the Parent together with its consolidated subsidiaries
Lottomatica	Lottomatica Holding S.r.l.
Loyalty Plan	the terms and conditions related to the Special Voting Shares
Loyalty Register	the register of ordinary shares for which holders thereof have validly elected to exercise the related Special Voting Shares
NYSE	New York Stock Exchange
Parent	International Game Technology PLC
R&D	research and development
SEC	United States Securities and Exchange Commission
Special Voting Shares	the special voting shares in the Parent, worth U.S.$0.000001 each and carrying 0.9995 votes
Tax Act	the Tax Cuts and Jobs Act of 2017
U.K.	United Kingdom
U.S.	United States of America
Wire Act	U.S. Interstate Wire Act of 1961

FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F includes forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project,” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to):
•the possibility that the Parent will be unable to pay dividends to shareholders or that the amount of such dividends may be less than anticipated;
•the length, duration and severity of the COVID-19 pandemic, including any resurgence of the pandemic, and the response of governments, including government-mandated property closures and travel restrictions;
•the effect of the COVID-19 pandemic on our operations or the operations of our customers and suppliers;
•the possibility that the Company may not achieve its anticipated financial results in one or more future periods;
•reductions in customer spending;
•a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise;
•unanticipated changes relating to competitive factors in the industries in which the Company operates;
•the Company’s ability to hire and retain key personnel;
•the Company’s ability to attract new customers and retain existing customers in the manner anticipated;
•reliance on and integration of information technology systems;
•changes in legislation, governmental regulations, or the enforcement thereof that could affect the Company;
•enforcement of an interpretation of the Wire Act in such a manner as to prohibit or limit activities in which the Company and its customers are engaged;
•the uncertainty of impacts from Brexit, including legal, regulatory and trade implications;
•the expected financial impact and timing of the divestiture of the Company’s Italian B2C gaming machine, sports betting, and digital gaming businesses, whether and when the required regulatory approvals for the divestiture will be obtained, the possibility that closing conditions for the divestiture may not be satisfied or waived, and whether the strategic benefits of the divestiture can be achieved;
•international, national, or local economic, social, or political conditions that could adversely affect the Company or its customers;
•conditions in the credit markets;
•risks associated with assumptions the Company makes in connection with its critical accounting estimates;
•the resolution of pending and potential future legal, regulatory, or tax proceedings and investigations; and
•the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

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

PART I

Item 1.     Identity of Directors, Senior Management and Advisors
Not applicable.

Item 2.     Offer Statistics and Expected Timetable
Not applicable.

Item 3.     Key Information
A.    Selected Financial Data

Not applicable.

Selected Financial Data has been eliminated as a result of new SEC rules issued on November 19, 2020 which are effective February 10, 2021. Registrants are required to comply with the amended rules for their first fiscal year ending on or after April 9, 2021; however, registrants may provide disclosure consistent with the final amendments any time after the effective date. IGT has elected to apply the amended rules within this Form 20-F.
B. Capitalization and Indebtedness
Not applicable.
C.     Reasons for the Offer and Use of Proceeds
Not applicable.
D.     Risk Factors
The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Consolidated Financial Statements, including the notes thereto, included in this annual report, and the other risks described in the Safe Harbor Statement set forth in Item 5.F. These risks may affect the Company's operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. The Company invites you to consult any further related disclosures made by the Parent from time to time in materials filed with or furnished to the SEC.
Risks related to the Company's Business and Industry

The Company has a concentrated customer base in certain business segments, and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue

A substantial portion of the Company’s revenues is derived from exclusive licenses awarded to the Company by Agenzia delle Dogane e Dei Monopoli ("ADM"), the governmental authority responsible for regulating and supervising gaming in Italy. For the year ended December 31, 2020, approximately 11% of total consolidated revenues was earned for service provided for the operation of the Italian Gioco del Lotto game (the "Lotto License") and approximately 8% for service provided for the operation of Scratch & Win instant ticket game.

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

In addition, recurring revenues from the Company’s top 10 customers outside of Italy accounted for approximately 25% of its total consolidated revenues for the year ended December 31, 2020. If the Company were to lose any of these larger customers, or if these larger customers experience lower sales and consequently reduced revenues, which are primarily service revenues, there could be a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company’s operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts

The Company derives a substantial portion of its revenues from its portfolio of long-term contracts in the Global Lottery segment (equal to approximately 56% of its total consolidated revenues for the year ended December 31, 2020), awarded through competitive procurement processes. In addition, the Company’s U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for material, uncured breaches and for other specified reasons out of the Company's control, such as the failure by a state legislature to approve the required budget appropriations, and many of these contracts in the U.S. permit the lottery authority to terminate the contract at will with limited notice and do not specify the compensation to which the Company would be entitled were such termination to occur.

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

The outbreak of the novel coronavirus COVID-19 (“COVID-19”) has had and will likely continue to have an adverse effect on the Company’s business, operations, financial condition and operating results

In January 2020, an outbreak of a new strain of coronavirus, COVID-19, was identified and has spread around the world, including in the Company’s core markets of the United States and Italy. The World Health Organization declared the outbreak to be a pandemic on March 11, 2020. The global spread of COVID-19 has been, and continues to be, complex and rapidly evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation, stay-at-home directives, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, cancellation of events, including sporting events, concerts, conferences and meetings, and quarantines and lock-downs. The pandemic and its consequences, including the closure of almost all casinos and gaming halls globally in the second quarter of 2020, dramatically reduced demand for gaming products and services, which has had a negative impact on all aspects of the Company’s business. While many casinos and gaming halls have since reopened, some remain closed, and there can be no assurance that the Company will not be further affected by future shutdowns. The extent and duration of the COVID-19 pandemic and its impact on the Company’s future financial and operational performance remains uncertain, and will depend on future developments, including the duration and spread, and any recurrence of the pandemic, and related actions taken by U.S. and international governments, state and local officials to prevent and contain disease spread, all of which are uncertain and cannot be predicted. Furthermore, the Company’s suppliers may experience adverse effects of the pandemic, including but not limited to bankruptcy or insolvency, which could impact the Company’s supply chain and its ability to operate at the same level as prior to the COVID-19 crisis.

The current, and uncertain future, impact of the COVID-19 outbreak is expected to continue to impact the Company’s results, operations, outlooks, plans, goals, growth, reputation, cash flows, and liquidity.

Adverse changes in discretionary consumer spending and behavior, including as a result of the COVID-19 pandemic or other similar health epidemics, may adversely affect the Company's business

Socio-political and economic factors that impact consumer confidence may result in decreased discretionary spending by consumers and have a negative effect on the Company's business. Unfavorable changes in social, political and economic conditions and economic uncertainties, as well as decreased discretionary spending by consumers, may adversely impact customers, suppliers and business partners in a variety of ways.

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

The COVID-19 pandemic, and public perception thereof, has contributed to consumer unease and decreased discretionary spending and consumer travel, which have had, and will continue to have, a negative effect on the Company. Other future health epidemics or contagious disease outbreaks could do the same. The Company cannot predict the ultimate effects that the outbreak of COVID-19, any resulting unfavorable social, political, and economic conditions and decrease in discretionary spending or travel would have on the Company, as they would be expected to impact the Company’s customers, suppliers, and business partners in varied ways in different communities. In the Company’s lottery, machine gaming, and digital businesses, revenue is largely driven by players’ disposable incomes and level of gaming activity and lottery purchases. The outbreak of COVID-19 has led to economic and financial uncertainty for many consumers and has reduced, and may continue to reduce, the disposable incomes of players across all of the Company’s business units. Further, the COVID-19 pandemic, and the perception of risk of infection may affect consumer behavior as people may feel uncomfortable traveling or being in crowded environments such as casinos and gaming halls while the virus remains a threat. This may result in fewer patrons visiting casinos and gaming halls and fewer players purchasing lottery and sports betting products, and lower amounts spent per casino visit or lottery purchase, or reduced spend on sports betting and other online gambling activities, which may negatively impact the results of operations, cash flows, and financial condition of the Company’s casino customers, their ability to purchase or lease the Company’s products and services and therefore the Company’s machine gaming business revenue, revenues to lotteries and, therefore, the Company’s lottery business revenue, and revenues to the Company’s online casino and sports book partners and, therefore, the Company’s sports betting and digital business revenue.

The outbreak of COVID-19 and the resulting unfavorable economic conditions have also impacted and could continue to impact, the ability of the Company’s customers to make timely payments. These unfavorable conditions have caused, and could continue to or may cause, some of the Company’s customers to close casinos, gaming halls and/or lottery operations, decrease spending on marketing of or purchases of products or declare bankruptcy, which would adversely affect the Company’s business. The recent outbreak also resulted in significant volatility in both the credit and equity markets, negatively impacting general economic conditions. The difficulty or inability of the Company’s customers to generate or obtain adequate levels of capital to finance their ongoing operations may reduce their ability to purchase the Company’s products and services. In the Company’s lottery business, difficult economic conditions may contribute to reductions in spending on marketing by customers and, in certain instances, less favorable terms under contracts, as many of the Company’s customers face budget shortfalls and seek to cut costs. In the Company’s sports betting business, the suspension or cancellation of the majority of sporting events has and could continue to negatively impact the financial condition of the Company’s sports book customers, their ability to purchase development and other services, their risk of payment default, or their spending levels as they seek to reduce costs, each of which could negatively impact the Company’s sports betting business revenue.

Slow growth or declines in the replacement of gaming machines, slow growth of new gaming jurisdictions or slow addition of casinos and gaming halls in existing jurisdictions, including as a result of COVID-19, may have an adverse impact on the Company

Demand for the Company’s machine gaming products and services is driven by the replacement of existing gaming machines in existing casinos and gaming halls, the establishment of new jurisdictions, the opening of additional casinos and gaming halls in existing jurisdictions, and the expansion of existing casinos and gaming halls. Slow growth or declines in the replacement cycle of gaming machines resulting from the COVID-19 pandemic have reduced and may continue to reduce the demand for the Company’s products and negatively impact the Company’s results of operations, cash flows, and financial condition. In 2020, the Company’s machine gaming revenue was adversely affected by casino closures and fewer casino openings and expansions.

The opening of new casinos and gaming halls, expansion of existing casinos and gaming halls, and replacement of existing gaming machines in existing casinos and gaming halls fluctuate with demand, economic conditions, regulatory approvals, and the availability of financing and have been negatively affected by the recent COVID-19 pandemic. In addition, the expansion of gaming into new jurisdictions can be a protracted process. Any of these factors could delay, restrict, or prohibit the expansion of the Company’s business and negatively impact the Company’s results of operations, cash flows, and financial condition.

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

At December 31, 2020, the Company had outstanding performance bonds and letters of credit in an aggregate amount of approximately $1.7 billion. These instruments present a potential for expense for the Company and divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on the Company's results of operations, business, financial condition, or prospects.

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

Brexit has created uncertainty that could impact the Company's operations, business, financial condition, or prospects

The U.K. exited the E.U. on January 31, 2020, which commenced a transition period through December 31, 2020, during which the U.K. continued to apply E.U. laws and regulations and the trading relationship between the U.K. and the E.U. remained the same. In December 2020, the U.K. and E.U. announced they had entered into a post-Brexit deal on certain aspects of trade and other strategic and political issues. Because the Company maintains significant operations in the E.U., the terms of the December 2020 post-Brexit deal could subject the Company to increased risk. The Company is in the process of evaluating the impact of the December 2020 post-Brexit deal on its business, future operations, operating results and cash flows. The Company continues to monitor Brexit and its potential impacts on the Company’s results of operations, business, financial condition, or prospects.

The Company’s success depends in large part on its ability to develop and manage frequent introductions of innovative products and the ability to respond to technological changes

The Company must continually introduce and successfully market new games and technologies to remain competitive and effectively stimulate customer demand. The process of developing new products is inherently complex and uncertain. It requires accurate anticipation of changing customer needs and end-user preferences as well as emerging technological trends. If the Company's competitors develop new game content and technologically innovative products and the Company fails to keep pace, its business could be adversely affected. In addition, if the Company fails to accurately anticipate customer needs and end-user preferences through the development of new products and technologies, the Company could lose business to its competitors, which would adversely affect its results of operations, business, financial condition, or prospects. The Company intends to continue investing resources in research and development. There is no assurance that its investments in research and development will guarantee successful products. The Company invests heavily in product development in various disciplines: platform hardware, platform software, digital services, content (game) design and casino software systems. Because the Company’s newer products are generally more technologically sophisticated than those it has produced in the past, the Company must continually refine its design, development, and delivery capabilities across all channels to ensure product innovation. If the Company cannot efficiently adapt its processes and infrastructure to meet the needs of its product innovations, its results of operations, business, financial condition, or prospects could be negatively impacted.

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

The Company’s business may be adversely affected by lower cost of entry into the gaming industry

As a result of developments in digital and internet gaming, the cost of entry to the gaming market has decreased significantly. This results in a highly competitive environment. Digital and internet gaming have emerged as substantial methods of competition from existing competitors and, increasingly, new competitors as a result of the lower cost of entry. The increased competition may result in increased pricing pressures on a number of the Company’s products and services, and may impact the Company’s results and financial position.

Divestitures, including the sale of the Company’s Italian B2C gaming machine, sports betting, and digital gaming businesses, may materially adversely affect the Company’s financial condition, results of operations or cash flows.

On December 7, 2020, the Parent announced that it had entered into a definitive agreement to sell its Italian B2C gaming machine, sports betting, and digital gaming businesses to Gamenet Group S.p.A. Divestitures involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of business, the potential loss of key employees and the retention of uncertain contingent liabilities related to the divested business. The Company may not be successful in managing these or any other significant risks that it encounters in divesting the Italian B2C gaming machine, sports betting, and digital gaming businesses, or any other divestiture the Company may undertake in the future, and any such divestiture could materially and adversely affect the Company’s business, financial condition, results of operations and cash flows, and may also result in a diversion of management attention, operational difficulties and losses. Further, there can be no assurance whether and when the required regulatory approvals for the divestiture of the Italian B2C gaming machine, sports betting, and digital gaming businesses will be obtained, whether and when the closing conditions will be satisfied or waived, and whether the strategic benefits and expected financial impact of the divestiture will be achieved.

The Company’s inability to successfully complete and integrate future acquisitions could limit its future growth or otherwise be disruptive to its ongoing business

From time to time, the Company expects it will pursue acquisitions in support of its strategic goals. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that the Company will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. The Company’s ability to succeed in implementing its strategy will depend to some degree upon the ability of its management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt the Company’s ongoing business and distract management from other responsibilities. Further, the Company may incur unexpected costs, or fail to realize expected benefits from such acquisitions. In connection with any such acquisitions, the Company could face significant challenges in managing and integrating its expanded or combined operations, including acquired assets, operations, and personnel.

The Company faces reputational risks related to the use of social media

The Company frequently uses social media platforms as marketing tools. These platforms provide the Company, as well as individuals, with access to a broad audience of consumers and other interested persons. Negative commentary regarding the Company or the products it sells may be posted on social media platforms and similar devices at any time and may be adverse to the Company’s reputation or business. Further, as laws and regulations rapidly evolve to govern the use of social media, the failure by the Company, its employees or third parties acting at the Company's direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact the Company’s business, financial condition, and results of operations or subject it to fines or other penalties.

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

On June 3, 2019, the U.S. District Court for the District of New Hampshire ruled in favor of the plaintiffs and opined that the Wire Act applies only to sports betting and related activities (the “NH Decision”). The NH Decision also set aside the 2019 Opinion leaving the 2011 Opinion as the DOJ's only stated opinion on the subject. In response to the NH Decision, the DOJ extended the forbearance period to December 31, 2019; such forbearance period was further extended through December 1, 2020. The Lottery Forbearance remains unchanged. On August 16, 2019, the DOJ filed a Notice of Appeal with respect to the NH Decision. On January 20, 2021, the United States Court of Appeals for the First Circuit affirmed in part the NH Decision (the “First Circuit Decision”). The First Circuit Decision also vacated the portion of the NH Decision that set aside the 2019 Opinion. It is unclear whether the DOJ will appeal the First Circuit Decision to the Supreme Court of the United States, when the DOJ will conclude its consideration of whether the Wire Act applies to State lotteries and their vendors, or whether other courts would come to the same conclusions set forth in the NH Decision and the First Circuit Decision. The Company’s management is evaluating the First Circuit Decision, the 2019 Opinion, the possibilities of further DOJ appeal and their implications to the Company, its customers, and the industries in which the Company operates. If the Wire Act is broadly interpreted and enforced to prohibit activities in which the Company and its customers are engaged, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures and/or the Company may be required to substantially change the way it conducts its business, any of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company faces risks related to the extensive and complex governmental regulation applicable to its operations

The Company’s activities are subject to extensive and complex governmental regulation, including restrictions on advertising, increases in or differing interpretations by authorities on taxation, limitations on the use of cash, and anti-money laundering compliance procedures. These regulatory requirements are constantly evolving and may vary from jurisdiction to jurisdiction. In particular, the Italian government has recently banned gaming advertising and significantly raised gaming taxes. Any changes in the legal or regulatory framework or other changes, such as increases in the taxation of sports betting or gaming, changes in the compensation paid to licensees, or increases in the number of licenses, authorizations, or licenses awarded to the Company's competitors, could materially affect its profitability.

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

Failure to comply with data privacy laws, including the GDPR could result in significant penalties

The GDPR came into effect on May 25, 2018, expanding the rules on using personal data and increasing the risks of processing personal data compared to prior legislation and introducing new obligations on data controllers and rights for data subjects, including, among others:

•accountability and transparency requirements, which will require data controllers to demonstrate and record compliance with the GDPR and to provide more detailed information to data subjects regarding processing;
•enhanced data consent requirements, which includes "explicit" consent in relation to the processing of sensitive data;
•obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, and stored as well as its accessibility;
•constraints on using data to profile data subjects;
•providing data subjects with personal data in a usable format on request and erasing personal data in certain circumstances; and
•reporting of breaches without undue delay (72 hours where feasible).

Other jurisdictions in which the Company operates have implemented, or are considering implementing, data privacy laws similar to the GDPR. Several of the Parent’s subsidiaries, particularly those in Italy, deal with a significant amount of employee and customer personal data. There is a risk that the Company's policies and procedures for compliance with data privacy laws, including the GDPR will not be implemented correctly or that individuals within the Company will not be fully compliant with the new procedures. Failure to comply with data privacy laws may have serious financial consequences to the Company. For example, failure to comply with the GDPR may lead to fines for data breaches of up to the maximum of either €20 million or 4% of worldwide annual revenue, and the Company could face significant administrative sanctions and reputational damage that could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

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

Negative perceptions and publicity surrounding the gaming industry could lead to increased gaming regulation

The popularity and acceptance of gaming is influenced by prevailing social attitudes toward gaming, and changes in social attitudes toward gaming could result in reduced acceptance of gaming as a leisure activity. Further, from time to time, the gaming industry is exposed to negative publicity related to gaming behavior, gaming by minors, the presence of gaming machines in too many locations, risks related to digital gaming and alleged association with money laundering. Publicity regarding problem gaming and other concerns with the gaming industry, even if not directly connected to the Company, could adversely impact its business, results of operations, and financial condition. For example, if the perception develops that the gaming industry is failing to address such concerns adequately, the resulting political pressure may result in the industry becoming subject to increased regulation and restrictions on operations. Such an increase in regulation could adversely impact the Company's results of operations, business, financial condition, or prospects.

Changes to U.S. and foreign tax laws could adversely affect the Company

The Company is subject to tax laws in the U.S. and several foreign tax jurisdictions and judgment is required in determining the Company’s global provision for income taxes. While the Company believes its tax positions are consistent with the tax laws in the jurisdictions in which it conducts business, it is possible that these positions may be overturned by tax authorities, which may have a significant impact on the Company’s global provision for income taxes.

Furthermore, changes in tax laws or regulations may be proposed or enacted that could significantly affect the Company’s overall tax expense. For example, on December 22, 2017, the U.S. government enacted comprehensive tax legislation through the Tax Act, which significantly changed the U.S. corporate income tax system and has had a meaningful impact on the Company’s provision for income taxes. The Tax Act made broad changes to the U.S. federal income tax code, including reducing the federal corporate income tax rate from 35% to 21%, imposing limitations on the Company’s ability to deduct interest expense for tax purposes, creating a new minimum tax on GILTI, and creating BEAT, among many other complex provisions.

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

Operational Risks

Failure to attract, retain and motivate personnel may adversely affect the Company's ability to compete

The Company's ability to attract and retain key management, product development, finance, marketing, and research and development personnel, and its ability to attract and maintain a diverse workforce, is directly linked to the Company's continued success. Particularly in the lottery and gaming industries, the market for qualified executives and highly-skilled technical workers is intensely competitive, and the loss of key employees or an inability to hire a sufficient number of technical staff could limit the Company's ability to develop successful products and could cause delays in getting new products to market.

The Company’s business prospects and future success rely heavily upon the integrity of its employees, directors and agents

The Company strives to set exacting standards of personal integrity for its employees and directors and its reputation in this regard is an important factor in its business dealings with lottery, gaming, and other governmental agencies. For this reason, an allegation or a finding of improper conduct on the Company’s part, or on the part of one or more of its current or former employees, directors or agents, or the failure to detect fraudulent activity by employees in a timely manner, could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

For example, in October 2020, the Italian Tax Police announced that it is investigating alleged misconduct by a small number of the Company’s former employees. The alleged misconduct involved unauthorized access to the Company’s lottery system in Italy in order to identify and redeem winning scratch-off lottery tickets. The Company is fully cooperating with the Italian Tax Police in order to facilitate its investigation into the alleged misconduct and has taken proactive steps to ensure the integrity of the Company’s games and to protect the interests of the Company’s customers. The Company has also taken measures to review its operational systems and processes designed to prevent fraudulent activities and remains focused on ensuring its business is conducted at the highest levels of integrity. Nevertheless, the investigation (including any adverse impact on the perceived integrity and security of the Company’s products and systems) could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

The success of the Company’s business is dependent on customers’ confidence in the integrity of the Company’s products and systems

The real and perceived integrity and security of the Company’s products and systems are critical to its ability to attract customers and players. In the event of an actual or alleged defect in a Company product or unauthorized access of a Company system, the Company’s existing and prospective customers may lose confidence in the integrity and security of the Company’s products and systems. Such a failure could have a material adverse effect upon the Company’s results of operations, business, financial condition or prospects, including its ability to attract new customers and retain its existing customers.

The Company faces supply chain risks that, if not properly managed, could adversely affect its financial results

The Company purchases most of the parts, components, and subassemblies necessary for its lottery terminals and electronic gaming machines from outside sources. The Company outsources all the manufacturing and assembly of certain lottery terminals and portions of other products to third-party vendors. The Company’s operating results could be adversely affected if one or more of its manufacturing and assembly outsourcing vendors fails to meet production schedules. The Company’s management believes that if a supply contract with one of these vendors were to be terminated or breached, it may take time to replace such vendor under some circumstances and any replacement parts, components, or subassemblies may be more expensive, which could reduce the Company’s margins. Depending on a number of factors, including the Company’s available inventory of replacement parts, components or subassemblies, the time it takes to replace a vendor may result in a delay for a customer. Generally, if the Company fails to meet its delivery schedules under its contracts, it may be subject to substantial penalties or liquidated damages, or contract termination, which in turn could adversely affect the Company's results of operations, business, financial condition, or prospects.

The Company and its operations are subject to cyber-attacks and cyber-security risks which may have an adverse effect on its business and results of operations and result in increasing costs to minimize these risks

The Company's business involves the storage and transmission of confidential business and personal information, and theft and security breaches may expose the Company to a risk of loss of, or improper use and disclosure of, such information, which may result in significant litigation expenses and liability exposure. Cyber-attacks on businesses are becoming more frequent, and increasingly more difficult to anticipate and prevent due to their rapidly evolving nature. The Company has experienced and continues to experience cyber-attacks of varying degrees and phishing attacks on a regular basis. To date, the Company has not suffered any material losses as a result of such attacks. The Company's internal policies and procedures may not be able to prevent or detect every cyber-attack or reduce all negative effects they may cause. In addition, the Company's insurance policies may not be sufficient to mitigate all potential negative effects of a cyber-attack.

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

The Company may face decreased operational efficiency and productivity due to measures taken to reduce the impact of the COVID-19 pandemic

The outbreak of COVID-19 has caused, and may continue to cause us and certain of the Company’s suppliers, to implement temporary measures mandating employees to work from home and collaborate remotely where possible. The Company has taken measures to monitor and reduce the impact of the outbreak on its operations, including establishing a cross-functional global crisis management team, protocols for responding when employees are infected, and enhanced cleaning procedures at all sites, but it cannot assure these will be sufficient to mitigate the risks faced by the Company and its partners’ work forces. The Company has also taken measures to reduce operating costs and ensure liquidity given the uncertain impact of COVID-19 on revenue, deferred non-critical capital expenditures, has implemented a number of employee-related actions, and may in the future implement further actions. However, the Company may still experience lower work efficiency and productivity, which may adversely affect its service quality, and its business operations could be disrupted if any of the Company’s employees are suspected of infection, since this may cause its employees to be quarantined and/or its offices to be temporarily shut down. The Company will continue to incur costs for its operations, and its revenues during this period are difficult to predict. As a result of the above developments, the Company’s business, results of operations, cash flows, and financial condition have been and will likely continue to be adversely affected by the COVID-19 outbreak. Furthermore, the COVID-19 pandemic has changed the way the Company connects with customers, as most in-person trade shows and conferences have been canceled, requiring sales teams and executives to meet with customers virtually. If the Company is unable to effectively adapt to these new methods of connecting with customers, or if these new methods prove to be less effective than the Company’s traditional methods of operation, it could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.

The extent to which the COVID-19 outbreak impacts the Company’s results of operations, cash flows, and financial condition will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity and duration of this outbreak and the actions taken by governmental authorities and us to contain it or treat its impact.

Failures in technology may disrupt the Company’s business and have an adverse effect on its results of operations

The Company’s success depends on its ability to avoid, detect, replicate, and correct software and hardware defects and fraudulent manipulation of its products. The Company incorporates security features into the design of its products which are designed to prevent its customers and players from being defrauded. The Company also monitors its software and hardware in an effort to avoid, detect and correct any technical errors. However, there can be no guarantee that the Company’s security features or technical efforts will continue to be effective in the future.

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

Financial Risks

Covenants in the Company’s debt agreements may limit its ability to pay dividends, repurchase shares and operate its business, and the Company’s breach of such covenants could materially and adversely affect its results of operations, business, financial condition, or prospects

Certain of the Company’s debt agreements require it to comply with covenants that may limit the Company’s ability to:

•pay dividends and repurchase shares;
•acquire assets of other companies or acquire, merge or consolidate with other companies;
•dispose of assets;
•incur indebtedness; and
•grant security interests in its assets.

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

On May 7, 2020, the Company entered into an agreement to amend its Senior Revolving Credit Facilities Agreement (the “RCF Amendment”) and on May 8, 2020, the Company entered into an agreement to amend its Senior Term Loan Facility Agreement (the TLF Amendment, and together with the RCF Amendment, the “Amendments”) to provide temporary relief from its financial covenants. The Amendments modified the RCF Agreement and the TLF Agreement by, among other things:

•Providing a waiver of the covenants requiring the Company to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021 and establishing new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021 as described in the amendments;
•Providing that for the period commencing on January 30, 2020 and expiring on August 31, 2021 (the “Relief Period Expiration Date”), a material adverse effect arising from the COVID-19 pandemic shall not constitute a material adverse effect under the agreements and any cessation or suspension of business arising from the COVID-19 pandemic shall not constitute an event of default under the agreements;
•Providing that the obligation to grant security over additional collateral be waived provided that the public debt ratings of the Company are not less than BB- or Ba3;
•Obligating the Company to maintain “Liquidity” (as defined in the amendments) of at least $500 million for the period commencing on the date of the amendments and expiring on the Relief Period Expiration Date (the “Relief Period”), with such financial covenant being tested quarterly or, if any monthly trading update or quarterly compliance certificate evidences that Liquidity is less than $750 million, monthly;
•Increasing the margin from 2.75% to 3.25% if the public debt ratings of the Company are B+ or B1 (or lower);
•Prohibiting restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds; and
•Decreasing the maximum annual amount that the Company can spend on acquisitions during the Relief Period to $100 million.

In addition, the amendment to the RCF Agreement provided that the margin applicable to all loans under the RCF Agreement outstanding as of April 11, 2020 was increased to 2.475%, and the amendment to the TLF Agreement provided that the margin applicable to all loans under the TLF Agreement outstanding as of April 11, 2020 was increased to 2.50%.

The Company may incur additional impairment charges

The Company reviews its amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. The Company tests goodwill and other indefinite-lived intangible assets for impairment at least annually. Factors that may indicate a change in circumstances, such that the carrying value of the Company’s goodwill, amortizable intangible assets, or other non-amortizing assets may not be recoverable, include a decline in the Company’s stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in industry segments in which the Company participates. The Company may be required to record a significant charge in its consolidated financial statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect the Company’s results of operations. In light of the COVID-19 pandemic and the resulting unfavorable social, political, economic, and financial conditions, the Company performed an interim goodwill impairment assessment in the three months ended March 31, 2020, which resulted in a $296.0 million goodwill impairment charge reducing the value of its former International and North America Gaming and Interactive segments. The Company cannot provide assurance that future changes will not require additional material impairment charges in any of its business segments in the future. For more information on the assessment and the goodwill impairment charge, see “Critical Accounting Estimates” in Item 5. “Operating and Financial Review and Prospects” and “Notes to the Consolidated Financial Statements—13. Goodwill” in Item 18. “Financial Statements”.

Unfavorable economic and business conditions resulting from the COVID-19 pandemic could negatively impact the Company’s ability to remain in compliance with its financial covenants

In order to remain in compliance with the Company’s debt covenants and meet its payment obligations, the Company entered into the Amendments to provide temporary relief from its financial covenants. Please refer to “Covenants in the Company’s debt agreements may limit its ability to pay dividends, repurchase shares and operate its business, and the Company’s breach of such covenants could materially and adversely affect its results of operations, business, financial condition, or prospects” above for more information regarding the details of the Amendments.

Unfavorable economic and business conditions resulting from the COVID-19 pandemic have impacted, and could continue to impact the Company’s business. For example, due to the COVID-19 pandemic, most casinos and gaming halls throughout the globe closed in the first half of 2020, and some casinos and gaming halls have yet to reopen. The closure and restriction on operations of casinos and gaming halls has significantly disrupted the Company’s ability to generate revenues. However, the Company has no control over and cannot predict the length of the closure of casinos and gaming halls due to the COVID-19 pandemic, or any future closures of casinos and gaming halls that have reopened. If the Company is unable to generate machine gaming and other revenue due to closures of casinos and gaming halls or experiences significant declines in business upon reopening, this would negatively impact its ability to remain in compliance with its financial covenants and meet its payment obligations even after the Amendments.

If the Company is unable to meet its financial covenants or in the event some other event of default arises, the Company’s lenders could exercise certain remedies, including declaring the principal of and accrued interest on all outstanding indebtedness due and payable and terminating all remaining commitments and obligations. Although the lenders under the Company’s Senior Revolving Credit Facilities Agreement and Senior Term Loan Facility Agreement could waive the defaults or forebear the exercise of remedies, they would not be obligated to do so. Such default may also result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. Failure to obtain such a waiver in the future would have a material adverse effect on the Company’s liquidity, financial condition, and results of operations.

Risks related to the Loyalty Voting Structure

The Parent's controlling shareholder and loyalty voting structure may limit other shareholders' ability to influence corporate decisions

At February 24, 2021, De Agostini had an economic interest of approximately 50.49% and, due to its election to exercise the Special Voting Shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest in the Parent of approximately 65.05% of the total voting rights. See “Item 7.  Major Shareholders and Related Party Transactions” for additional information. This shareholder may make decisions with which other shareholders may disagree, including, among other things, delaying, discouraging, or preventing a change of control of the Company or a potential merger, consolidation, tender offer, takeover, or other business combination and may also prevent or discourage shareholders’ initiatives aimed at changes in the Parent’s management.

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
The Company is a product of the acquisition of International Game Technology by GTECH S.p.A., which was completed on April 7, 2015, through mergers of the prior businesses into the Parent and a subsidiary of the Parent. Prior to the mergers, the Parent did not conduct any material activities other than those incident to its formation, the making of certain required securities law filings, and the preparation of the proxy statement/prospectus filed in connection with the acquisition and mergers. For more information on the mergers, see Item 4.A of the Parent’s annual report on Form 20-F for 2015, filed with the SEC on April 29, 2016.
Capital Expenditures and Divestitures
For a description, including the amount invested, of the Company’s principal capital expenditures (including interests in other companies) for the years ended December 31, 2020, 2019 and 2018, see “Item 5. C. Liquidity and Capital Resources—Capital Expenditures.”
For a description of the Company’s principal divestitures for the years ended December 31, 2020, 2019, and 2018, see “Item 5.B. Operating Results.”
On December 7, 2020, the Parent announced that its wholly-owned subsidiary, Lottomatica, had entered into a definitive agreement to sell one hundred percent of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conduct its Italian B2C gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A for a sale price of €950 million. The transaction is expected to close in the first half of 2021, and is subject to customary closing conditions, including regulatory approvals. To date, the Company has not made any other capital expenditures or divestitures in calendar year 2021 that were not in the ordinary course of business.

More Information
The SEC maintains an internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company’s SEC filings can be found there and on the Company’s website: www.igt.com.
B. Business Overview

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from gaming machines and lotteries to sports betting and digital. Leveraging compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company’s solutions deliver gaming experiences that responsibly engage players and drive sustainable growth. The Company has a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

The Company operates and provides an integrated portfolio of innovative gaming technology products and services, including: lottery management services, instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, and commercial services. The Company is headquartered in London, with principal operating facilities located in Providence, Rhode Island; Las Vegas, Nevada; and Rome, Italy. Research and development and product assembly are mostly centralized in North America. The Company had approximately 11,000 employees at December 31, 2020.

Effective July 1, 2020, the Company adopted a new organizational structure focused on two business segments, Global Lottery and Global Gaming, along with a streamlined corporate support function. This resulted in a change in our operating segments and reporting units. Prior to this change, the Company had four reporting units: North America Gaming and Interactive, North America Lottery, International, and Italy. The key intended benefits of the new structure include:

•Enabling greater responsiveness to customers and players;
•Increasing effectiveness and competitiveness in each segment;
•Harmonizing best practices in each product category;
•Increasing organizational efficiency by leveraging economies of scale;
•Improving market understanding of segment performance by enhancing peer comparability; and
•Reducing complexity to support the Parent’s intrinsic value.

The Company's operations for the periods presented here-in are reported under this new organizational structure.
On December 7, 2020, the Parent announced that its wholly-owned subsidiary, Lottomatica, had entered into a definitive agreement to sell one hundred percent of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conduct its Italian B2C gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A for a sale price of €950 million (the “Italy B2C Transaction”). This action stemmed from the Company’s decision to monetize its leadership positions in the Italian B2C gaming machine, sports betting, and digital spaces at an attractive multiple to comparable Italian transactions, providing the Company with enhanced financial flexibility. The Italy B2C Transaction is expected to close in the first half of 2021, and is subject to customary closing conditions, including regulatory approvals. As a result, this disposition is accounted for as discontinued operations in our consolidated financial statements. Refer to the “Notes to the Consolidated Financial Statements—3. Discontinued Operations and Assets Held for Sale included in “Item 18. Financial Statements” for additional information.

Sustainability

As a global leader in gaming, the Company is committed to responsible and sustainable practices. The Company’s corporate social responsibility strategy is centered on four key priorities: Valuing our People, Advancing Responsibility, Supporting our Communities, and Fostering Sustainable Operations.

The Company is invested in creating a path to sustainability that is inspired by its five fundamental corporate values (Passionate, Responsible, Authentic, Collaborative, Pioneering). The Company’s commitment complies to high standards of integrity and ethical conduct, diversity and inclusion, and professional development. The Company has joined prominent international organizations in supporting the United Nations’ 17 Sustainable Development Goals (SDGs), and adhering to the United Nations Global Compact.

The Company’s main sustainability achievements in 2020 are listed below:

•CRRA 2020: The Company’s 2018 Sustainability Report ranked in the Top 10 worldwide in the Credibility Through Assurance category of the 2020 Corporate Register Reporting Awards;
•ICA 2020: The Company was awarded the Sustainable Business Award – Supplier at the 2020 Industry Community Awards;
•G4 Certification: The Company was re-certified for both its digital and gaming operations from the Global Gambling Guidance Group;
•The Company was rated as an “outperformer” by Sustainalytics, a global provider of Environmental, Social and Corporate Governance (“ESG”) research and ratings, in its ESG Report on the Company in 2020;
•The Company received a 4.6 out of 5 ESG rating from FTSE Russell, a provider of stock market indices and data services, in 2020; and
•The Company is one of 325 companies across 50 industries selected for the 2020 Bloomberg Gender-Equality Index which distinguishes companies committed to advancing women's equality and transparently reporting gender data.

Products and Services

The Company has five broad categories of products and services: (1) Lottery, (2) Machine Gaming, (3) Sports Betting, (4) Digital, and (5) Commercial Services.

1. Lottery

The Company supplies a unique set of lottery solutions to approximately 90 customers worldwide, including to 37 of the 46 U.S. lotteries through its Global Lottery segment. Lottery customers frequently designate their revenues for particular purposes, such as education, economic development, conservation, transportation, programs for senior citizens and veterans, health care, sports facilities, capital construction projects, cultural activities, tax relief, and others. Many governments have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source of funding for these programs.

Lottery products and services are provided through operating contracts, facilities management contracts (“FMCs”), lottery management agreements (“LMAs”), and product sales contracts. In the majority of jurisdictions, lottery authorities award contracts through a competitive bidding process. Typical service contracts are five to 10 years in duration, often with multi-year extension options. After the expiration of the initial or extended contract term, a lottery authority generally may either seek to negotiate further extensions or commence a new competitive bidding process. Certain customers may require the Company to pay an upfront fee for the right to exclusively manage their lottery.

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

The Company has developed and continues to develop new lottery games, licenses new game brands from third parties, and installs a range of new lottery distribution devices, all of which are designed to drive responsible same-store sales growth for its customers. In connection with its delivery of lottery services, the Company actively advises its customers on growth strategies. Depending on the type of contract and the jurisdiction, the Company also provides marketing services, including retail optimization and lottery brand awareness campaigns. The Company works closely with its lottery customers and retailers to help retailers sell lottery games more effectively. These programs include product merchandising and display recommendations, a selection of appropriate lottery product mix for each location, and account reviews to plan lottery sales growth strategies. The Company leverages years of experience accumulated from being the exclusive licensee for the Italian Scratch & Win instant lottery game and the Italian Lotto, one of the world’s largest lotteries. This B2C expertise in Italy, which includes management of all the activities along the lottery value chain, allows the Company to better serve B2B customers. The Company’s primary competitors in the Lottery business include Camelot, Intralot, La Francaise des Jeux, Neogames, Pollard, SAZKA, Scientific Games, Sisal, and Tabcorp.

The primary types of lottery agreements are outlined below:

Operating and Facilities Management Contracts

The majority of the Company’s revenue in the Lottery business comes from operating contracts and FMCs.

Since 1998, the Company has been the exclusive licensee for the Italian Lotto game (management of operations commenced in 1994). Beginning in November of 2016, the Company’s exclusive license for the Italian Lotto includes partners as part of a joint venture. Lottoitalia s.r.l. (“Lottoitalia”), a joint venture company among Lottomatica, Italian Gaming Holding a.s., Arianna 2001 (an entity associated with the Federation of Italian Tobacconists), and Novomatic Italia, is the exclusive manager of the Italian Lotto game. Lottoitalia is 61.5% owned by Lottomatica. The Company, through Lottoitalia, manages the activities along the lottery value chain, such as creating games, determining payouts, collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials including play slips, tickets and receipts, and marketing and point-of-sale materials for the game. Since 2004, and for a term expiring in 2028, the Company also has been the exclusive licensee for the instant ticket lottery (“Gratta e Vinci”) through Lotterie Nazionali S.r.l., a joint venture 64.0% owned by the Parent’s subsidiary Lottomatica, with the remainder directly and indirectly owned by Scientific Games Corporation and Arianna 2001. As of December 31, 2020, the revenue weighted-average remaining term of the Company’s existing lottery contracts in Italy was 6.1 years.

The Company’s FMCs typically require the Company to design, install, and operate the lottery system and retail terminal network for an initial term, which is typically five to 10 years. The Company’s FMCs are granted on an exclusive basis, and usually contain extension options under the same or similar terms and conditions, generally ranging from one to five years. Under a typical FMC, the Company maintains ownership of the technology and equipment, and is responsible for capital investments throughout the duration of the contract, although the investments are generally concentrated during the early years. The Company provides a wide range of services to lottery customers related to the technology, equipment, and facilities such as hosting, maintenance, marketing, and other support services. The Company generally provides its lottery customers retailer terminal and communication network equipment through operating leases. In return, the Company typically receives fees based upon a percentage of the sales of draw-based and/or instant ticket games, though under certain of its agreements, the Company may receive fixed fees for certain goods or services. In limited instances, the Company provides instant tickets and online lottery systems and services under the same facilities management contract. As of February 24, 2021, the Company had FMCs with or for the benefit of 24 U.S. jurisdictions. As of December 31, 2020, the Company’s largest FMCs by annual revenue were Texas, California, Florida, New York, and Michigan, and the revenue weighted-average remaining term of the Company’s existing FMCs (excluding Italy) was 5.6 years (7.4 years including available extensions). Also, as of February 24, 2021, the Company operated under operating contracts or FMCs in 17 international jurisdictions, excluding Italy.

Another form of Operating Contract is our Lottery Management Agreements ("LMAs"). Under an LMA, the Company manages, within parameters determined by the lottery customer, the core lottery functions, including the lottery systems and the majority of the day-to-day activities along the lottery value chain. This includes collecting wagers, managing accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the games. LMAs also include a separate FMC, pursuant to which the Company leases certain hardware and equipment, and provides access to software and support services. The Company provides lottery management services in New Jersey as part of a joint venture and in Indiana through a wholly-owned subsidiary of the Parent. The Company’s revenues from LMAs are based on achievement of contractual metrics, and, with respect to the supply agreements, are based generally on a percentage of wagers. The Company is also subject to penalties for failure to achieve contractual metrics under its LMAs. The Company categorizes revenue from LMAs as service revenue from “Operating and facilities management contracts” as described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies - Revenue Recognition” included in “Item 18. Financial Statements.”

Operating contracts and FMCs often require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. The Company’s revenues from operating contracts and FMCs are generally service fees paid to the Company directly by the lottery authority based on a percentage of such lottery’s wagers or ticket sales. The Company categorizes revenue from operating contracts and FMCs as service revenue from “Operating and facilities management contracts” as described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies - Revenue Recognition” included in “Item 18. Financial Statements.”

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

Instant ticket contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis and generally range from two to five years with extension opportunities. Government-sponsored lotteries grant printing contracts on both an exclusive and non-exclusive basis where there is typically one primary vendor and one or more secondary vendors. A primary contract permits the vendor to supply the majority of the lottery’s ticket printing needs and includes the complete production process from concept development through production and shipment. It also typically includes marketing and research support. A primary printing contract can include any or all of the following services: warehousing, distribution, telemarketing, and sales/field support. A secondary printing contract includes providing backup printing services and alternate product sources. It may or may not include a guarantee of a minimum or maximum number of games. As of February 24, 2021, the Company provided instant ticket printing products and services to 31 customers in North America and 21 customers in international jurisdictions. The Company categorizes revenue from instant ticket printing contracts, that are not part of an operator or LMA contract, as product sales from “Lottery products” as described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies - Revenue Recognition” included in “Item 18. Financial Statements.” The instant ticket production business is also highly competitive and subject to strong, price-based competition.

Product Sales and Services Contracts

Under product sales and services contracts, the Company assembles, sells, delivers, and installs turnkey lottery systems or lottery equipment, provides related services, and licenses related software. The lottery authority maintains, in most instances, responsibility for lottery operations. The Company sells additional machines and central computers to expand existing systems and/or replace existing equipment and provides ancillary maintenance and support services related to the systems, equipment sold, and software licensed. The Company categorizes revenue from product sales and services contracts on a case-by-case basis as either service revenue or product sales from “Systems, software, and other” or “Lottery products” respectively, as described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies - Revenue Recognition” included in “Item 18. Financial Statements.”

2. Machine Gaming

The Company designs, develops, assembles or orders the assembly of, and provides cabinets, games, systems, and software for customers in regulated gaming markets throughout the world under fixed fee, participation and product sales contracts. The Company holds more than 450 global gaming licenses and does business with commercial casino operators, tribal casino operators, and governmental organizations (primarily consisting of Lottery operators). Machine gaming products and services are provided through the Global Gaming business segment.

The Company’s primary global competitors in Machine Gaming are American Gaming Systems, Aristocrat, Everi, Euro Games Technology, Konami, Novomatic, and Scientific Games.

Gaming Machines and Game Content

The Company offers a diverse range of gaming machine cabinets from which land-based casino customers can choose to maximize functionality, flexibility, and player comfort. In addition to cabinets, the Company develops a wide range of casino games taking into account local jurisdictional requirements, market dynamics, and player preferences. The Company combines elements of math, play mechanics, sound, art, and technological advancements with a library of entertainment licenses and a proprietary intellectual property portfolio to provide gaming products designed to provide a high degree of player appeal and entertainment. The Company offers a wide array of casino-style games in a variety of multi-line, multi-coin, and multi-currency configurations.

The Company’s casino games typically fall into two categories: premium games and core games.

Premium games include:

•Wide Area Progressives - games that are linked across several casinos and/or jurisdictions and share a large common jackpot, including The Wheel of Fortune® franchise; and
•Multi-Level Progressives - games that are linked to a number of other games within the casino itself and offer players the opportunity to win different levels of jackpots, such as Fortune Coin™ Boost.

Core games, which include video reel, mechanical reel, and video poker, are typically sold and in some situations leased to customers. Some of the Company’s most popular core games in 2020 included Hexbreaker 3, Wolf Run Gold and Treasure Box Kingdom, which are all video slot games.

The Company produces other types of games including:

•“Centrally Determined” games which are games connected to a central server that determines the game outcome;
•Class II games which are electronic video bingo machines that can be typically found in North American tribal casinos and certain other jurisdictions like South Africa; and
•Random-number-generated and live dealer electronic table games, including baccarat and roulette.

Gaming service revenue is primarily generated through providing premium game content and cabinets on short duration leases to customers. The pricing of these arrangements is largely variable where the casino customer pays fees to the Company based on a percentage of amounts wagered, net win, or a daily fixed fee for use of the game content, cabinets, and related support services.

Machine gaming product sales revenues are generated from the sales of land-based gaming machines (equipment and game content), systems, component parts (including game conversion sales), other equipment and services. The Company categorizes revenue from gaming machines as product sales from “Gaming terminals” and revenue from game content as product sales from “Gaming other” as described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies - Revenue Recognition” included in “Item 18. Financial Statements.”

Video Lottery Terminals (“VLT”) and Amusement with Prize Machines (“AWP”)

The Company provides VLTs, VLT central systems, and VLT games worldwide. VLTs are gaming machines which are regulated by lotteries, and are usually connected to a central system. In addition, the Company provides AWPs and games to licensed operators in Europe. AWPs are typically low-denomination gaming machines installed in retail outlets.

The Company provides systems and machines to other machine gaming licensees, either as a product sale or with long-term, fee-based contracts where the service revenue earned is generally based on a percentage of wagers, net of applicable gaming taxes. The Company categorizes revenue from VLTs as either service revenue from “Gaming terminal services” or product sales from “Gaming terminals”, depending on the nature of the transaction, as described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies - Revenue Recognition” included in “Item 18. Financial Statements.”

Gaming Management Systems

The Company offers a comprehensive range of system modules and applications for all areas of casino management. Gaming systems products include infrastructure and applications for casino management, customer relationship management, patron management, and server-based gaming. The Company’s main casino management system offering is the Advantage® System, which offers solutions and modules for a wide-range of activities from accounting and payment processing to patron management and regulatory compliance.

The Company’s systems feature customized player messaging, tournament management, and integrated marketing and business intelligence modules that provide analytical, predictive, and management tools for maximizing casino operational effectiveness. The server-based solutions enable electronic game delivery and configuration for slot machines, as well as providing casino operators with opportunities to increase profits by enhancing the players’ experience, connecting with players interactively, and creating operational efficiencies. Service Window enables operators to market to customers more effectively by leveraging an additional piece of hardware onto existing machines for delivering in-screen messaging. The Company’s systems portfolio also extends to encompass mobile solutions such as the Resort Wallet™, which is a cardless, cashless loyalty solution for casino players. Resort Wallet™ includes IGTPay, a fully cashless land-based offering for casino operators which provides a direct link to external funding, allowing customers to sustain operations in a changing environment, including through the COVID-19 pandemic. Mobile solutions that drive efficiencies and enable floor monitoring for operators while decreasing response time to player needs include Mobile Host, Mobile Responder, and Mobile Notifier. The Company categorizes revenue from gaming management systems as product sales from “Gaming other” as described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies - Revenue Recognition” included in “Item 18. Financial Statements.”

3. Sports Betting

The Company provides sports betting technology and management services to licensed sports betting operators in 16 states in the U.S. through the Global Gaming segment. The Company does not operate direct to consumer sports betting in the U.S.
The Company offers a combination of technology and services to U.S. licensed sports book operators in each state where sports betting is legal. The offering may be different in each market in order to comply with local regulations and market conditions. The Company currently packages services in two ways:
•“Sports betting platform” solutions offer modular services hosted and maintained in each U.S. state or tribal jurisdiction where Sports Betting is legal. These solutions provide certified and managed sports betting software made available for customers to operate retail and account-based interactive sports and pari-mutuel race wagering in a particular jurisdiction; and
•“Turnkey” managed service solutions combine the Company’s end-to-end sports betting management technology with a portfolio of value-added services including offer management, payments, fraud management, advisory functions, as well as retail components such as kiosks and betting terminals, interactive components such as mobile web and desktop applications, and trading support services, all of which support the operations of land-based, digital, and omni-channel sports betting operators.

The Company also manufactures and sells a range of retail point of sale products for use by its sports betting customers in the U.S. which includes a variety of self-service kiosks and over the counter betting solutions.
Sports betting operators who are customers of the Company in the U.S. include: FanDuel (Flutter plc), PointsBet, FoxBet (Stars Group), Delaware North, Boyd Gaming Corporation and the Rhode Island Lottery. The Company’s primary competitors in the U.S. sports betting market include Scientific Games and Kambi.
The Company categorizes revenue from sports betting as service revenue from “Systems, software, and other” as described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies - Revenue Recognition” included in “Item 18. Financial Statements.”

4. Digital

Digital gaming enables game play via the internet for real money or for fun (social). The Company designs, assembles, and distributes a full suite of configurable products, systems, content, and services, and holds more than 30 licenses that authorize the provision of digital gaming products and services worldwide, including digital products such as slot games, poker, bingo, and online casino table games with features such as single and multiplayer options with branded titles and select third-party content. The Company provides social casino content as part of a multi-year strategic partnership with DoubleU Games, and its complete suite of PlayLottery solutions, services, and professional expertise allows lotteries to fully engage their players on any digital channel in regulated markets. Existing lottery game portfolios are extended to the digital channel to provide a spectrum of engaging content such as e-Instant tickets.

The Company’s iGaming systems and digital platforms offer customers an integrated system that provides player account management, advanced marketing and analytical capabilities, and a highly reliable and secure payment system. IGT Connect™ integrates third-party player account management systems, third-party game engines, and regulatory systems. The Company also offers a remote game server, which is a fast gateway to extensive casino and eInstant content, and digital and social gaming services that enhance player experiences and create marketing opportunities around either the Company’s games or third-party games.

The Company’s diverse iGaming B2B customer base includes Caesar’s Entertainment, FanDuel, the Georgia Lottery, Loto-Quebec, Ontario Lottery and Gaming, Penn National Gaming and William Hill, among others. Digital and social gaming products and services are provided through the Global Gaming business segment. The Company faces competition from operators, such as 888 Holdings and bwin.party, and broad-based traditional B2B providers, such as Playtech plc and Microgaming. The Company also faces competition in the digital space from other machine gaming suppliers, such as Scientific

Games and GAN.

The Company categorizes revenue from digital gaming products as product sales from “Gaming other”, revenue from digital gaming services as service revenue from “Systems, software, and other”, and revenue from PlayLottery services as service revenue from “Operating and facilities management contracts” as described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies - Revenue Recognition” included in “Item 18. Financial Statements.”

5. Commercial Services

The Company develops innovative technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging its distribution network and secure transaction processing experience, the Company offers high-volume processing of commercial transactions including: prepaid cellular telephone recharges, bill payments, e-vouchers and retail-based programs, electronic tax payments, stamp duty services, prepaid card recharges, and money transfers. These services are primarily offered outside of North America. In Italy, the Company’s commercial payment and eMoney services network comprises points-of-sale divided among the primary retailers of lottery products: tobacconists, bars, petrol stations, newspaper stands, and motorway restaurants. The Company categorizes revenue from commercial services as service revenue from “Systems, software, and other” as described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies - Revenue Recognition” included in “Item 18. Financial Statements.”

Business Segment Revenue

Revenues for the Company by business segment are as follows:

	For the year ended December 31,
($ thousands)	2020	2019	2018
Service revenue	2,042,652	2,182,961	2,234,801
Product sales	121,346	109,884	126,889
Global Lottery	2,163,998	2,292,845	2,361,690

Service revenue	596,906	917,907	961,129
Product sales	354,552	821,005	658,053
Global Gaming	951,458	1,738,912	1,619,182
Total revenue	3,115,456	4,031,757	3,980,872

For a further description of the principal services and products the Company provides by business segment, including a breakdown of the Company’s revenues by geographic market, see “Item 5. Operating and Financial Review and Prospects” and “Notes to the Consolidated Financial Statements—21. Segment Information.”

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

In 2020, all aspects of the Company’s business were significantly affected by the COVID-19 pandemic and its consequences, including the shutdown of almost all casinos and gaming halls in the second quarter of 2020, which dramatically decreased demand for gaming products and services. See “Item 3.D. Risk Factors - “The outbreak of the novel coronavirus COVID-19 has had and will likely continue to have an adverse effect on the Company’s business, operations, financial condition and operating results.”
Source of Materials
The Company uses a variety of raw materials to assemble gaming devices (e.g., metals, wood, plastics, glass, electronic components, and LCD screens). Moreover, there is significant paper, toner, and ink consumption at our two ticket printing facilities. A large portion of the materials used involve packaging, most of which is cardboard and paper.

Management believes that adequate supplies and alternate sources of the Company’s principal raw materials are available, and does not believe that the prices of these raw materials are especially volatile. The Company generally has global material suppliers and uses multi-sourcing practices to promote component availability.
Product Development
The Company devotes substantial resources to research and development and incurred $190.9 million and $266.2 million of related expenses in 2020 and 2019, respectively. The Company’s research and development efforts cover multiple creative and engineering disciplines for its lottery and gaming businesses, including creative game content, hardware, and software; and land-based, online social, and digital real-money applications. These products are created primarily by employee designers, engineers, and artists, as well as third-party content creators. Third-party technologies are used to improve the yield from development investment and concentrate increased resources on product differentiation engineering.
Product assembly operations primarily involve the configuration and assembly of electronic components, cables, harnesses, video monitors, and prefabricated parts purchased from outside sources.
Intellectual Property
The Company’s intellectual property (“IP”) portfolio of patents, trademarks, copyrights, and other licensed rights is significant. At December 31, 2020, the Company held approximately 4,200 patents and 7,600 trademarks filed and registered worldwide. The Company’s IP portfolio is widely diversified with patents related to a variety of products, including game designs, bonus and secondary embedded game features, device components, systems features, and web-based or mobile functionality. The Company also relies on trade secret protection, believing that its technical “know-how” and the creative skills of its personnel are of substantial importance to its success.
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
Regulatory Framework
The gaming and lottery industries are subject to extensive and evolving governmental regulation in the U.S. and other jurisdictions. Gaming laws are based upon declarations of public policy designed to ensure that gaming is conducted honestly, competitively, and free of criminal and corruptive elements. While the regulatory requirements vary from jurisdiction to jurisdiction, the majority typically require some form of licensing or regulatory suitability of operators, suppliers, manufacturers and distributors as well as their major shareholders, officers, directors and key employees. Regulators review many aspects of an applicant including financial stability, integrity and business experience. Additionally, the Company’s gaming and lottery products and technologies require certification or approval in most jurisdictions where the Company conducts business.
A comprehensive network of internal and external resources and controls is required to achieve compliance with the broad governmental oversight of the Company’s business. The Company has a robust internal compliance program designed to ensure compliance with applicable requirements imposed in connection with its gaming and lottery activities, as well as legal requirements generally applicable to all publicly traded companies. The Company employs more than 150 people to support global compliance which is directed on a day-to-day basis by the Company’s Senior Vice President, Chief Compliance and

Risk Management Officer. Legal advice is provided by attorneys from the Company’s legal department as well as outside experts. The compliance program, accountable to the Parent’s board of directors, is overseen by the Global Compliance Governance Committee, which comprises employee and nonemployee directors and a non-employee gaming law expert. Through these efforts, the Company seeks to assure both regulators and investors that all its operations maintain the highest levels of integrity.
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
Gaming
The assembly, sale and distribution of gaming devices, equipment, and related technology and services are subject to federal, state, tribal, and local regulations in the U.S. and foreign jurisdictions. The initial regulatory requirement in most jurisdictions is to obtain the privileged licenses that allow the Company to participate in gaming activities. The Company’s operating entities and key personnel have obtained or applied for all known government licenses, permits, registrations, findings of suitability, and approvals necessary to assemble, distribute and/or operate gaming products in all jurisdictions where it does business. Although many gaming regulations across jurisdictions are similar or overlapping, the Company must satisfy all conditions individually for each jurisdiction. Obtaining the required licenses at a corporate and individual level is a thorough process, in which the authorities review detailed information about the companies and individuals applying for suitability, as well as the processes used in the assembly, sale, and distribution of gaming devices. Once the license has been granted, regulatory oversight is designed to ensure that the licensee continue to operate with honesty and integrity.
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
Digital and Sports Betting
In 2020, there was continued growth in sports wagering across the U.S. In addition to the states and tribal jurisdictions that adopted Sports Betting in 2018 and 2019, more states legalized and adopted regulations to govern sports wagers in 2020, including Colorado, Michigan, Tennessee, Virginia, and additional tribal jurisdictions. Some of these states launched in 2020, with others expected to launch in 2021 and beyond. More states are expected to address the legalization of sports wagering in upcoming legislative sessions. The channels for offering sports wagering differ from state to state, with most states seeking to offer sports wagering both in person and through some electronic means, such as via a mobile phone app.
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

Also in the U.S., the Wire Act prohibits several types of wager-related communications over a “wire communications facility.” In 2011, the DOJ issued the 2011 Opinion, interpreting the Wire Act as applicable only to sports wagering and that UIGEA does not supersede or otherwise limit the scope of the Wire Act. In January 2019, the DOJ published the 2019 Opinion, concluding that the Wire Act was applicable to other forms of gambling that cross state lines, though the precise scope of the 2019 Opinion is unclear, and the DOJ has not yet addressed how it plans to enforce the Wire Act. The DOJ initially issued a memorandum stating that it will not enforce the 2019 Opinion prior to June 14, 2019. Further, the New Hampshire Lottery Commission and certain private parties (the “Plaintiffs”) commenced litigation in federal district court in New Hampshire challenging the 2019 Opinion. In response to this and other lawsuits, the DOJ issued a memorandum in April 2019 acknowledging that the 2019 Opinion did not consider whether the Wire Act applies to State lotteries and their vendors, and the DOJ is now considering this issue. In connection with such acknowledgment, the DOJ also extended the non-prosecution period for State lotteries and their vendors indefinitely while they consider the question. If the DOJ concludes that the Wire Act does apply to State lotteries and/or their vendors, they would extend the non-prosecution period for an additional period of 90 days after the DOJ publicly announces such position (the “Lottery Forbearance”).
On June 3, 2019, the U.S. District Court for the District of New Hampshire issued the NH Decision, ruling in favor of the Plaintiffs and opining that the Wire Act applies only to sports betting and related activities. The NH Decision also set aside the 2019 Opinion leaving the 2011 Opinion as DOJ’s only stated position on the subject. In response to the NH Decision, the DOJ extended the forbearance period to December 31, 2019; such forbearance period was further extended through December 1, 2020. The Lottery Forbearance remains unchanged. The DOJ appealed the NH Decision to the United States Court of Appeal for the First Circuit, and on January 20, 2021, the United States Court of Appeal for the First Circuit of Appeal affirmed the NH Decision in part through issuance of the First Circuit Decision. The First Circuit Decision also vacated the portion of the NH Decision which set aside the 2019 Opinion. It is unclear whether the DOJ will appeal the First Circuit Decision to the Supreme Court of the United States, when the DOJ will conclude its consideration of whether the Wire Act applies to State lotteries and their vendors, or whether other courts would come to the same conclusions set forth in the NH Decision. The Company’s management is evaluating the First Circuit Decision, the 2019 Opinion, the possibilities of further DOJ appeal and their implications to the Company, its customers, and the industries in which the Company operates.
Michigan has been added to the list of states that have authorized internet casino gaming, alongside Delaware, New Jersey, Pennsylvania and West Virginia, and Nevada has authorized online poker. Additionally, a few state lotteries offer internet instant game sales to in-state lottery customers and several states allow subscription sales of draw games over the internet.
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
Italian Gaming and Betting Regulations
The Company operates in Italy in the lottery, gaming, and betting sectors and is subject to regulatory oversight by the Agenzia delle Dogane e Dei Monopoli (“ADM”). At December 31, 2020, the Company held licenses for (1) the activation and operation of the network for Italy’s Lotto game, (2) the operation of instant and traditional lotteries, (3) the activation and operation of the network for the telematic operation of legalized AWPs and VLTs, (4) the land based collection of pari-mutuel and fixed odds betting through physical points of sale and digital channels and (5) the digital gaming collection operated through digital channels, including digital sports betting, skill games, casino games, and digital Bingo.
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

C.    Organizational Structure
A listing of the Parent’s directly and indirectly owned subsidiaries at February 24, 2021 is set forth in Exhibit 8.1 to this annual report on Form 20-F. At February 24, 2021, De Agostini had an economic interest of approximately 50.49% and, due to its election to exercise the Special Voting Shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest in the Parent of approximately 65.05% of the total voting rights. See “Item 7.  Major Shareholders and Related Party Transactions.
The following is a diagram of the Parent and certain of its subsidiaries and associated companies at February 24, 2021:

D.     Property, Plant and Equipment
The Parent’s principal office is located at Marble Arch House, 66 Seymour Street, 2nd Floor, London W1H 5BT, U.K., telephone number +44 (0) 207 535 3200. At February 24, 2021, the Company leased approximately 117 properties in the U.S. under approximately 121 leases and approximately 239 properties outside of the U.S. under approximately 285 leases. Certain properties leased by the Company are subject to multiple leases (e.g., buildings where each floor leased by the Company is under a separate lease). As of February 24, 2021, the Company owned a number of facilities and properties, including:
•An approximately 113,000 square foot production and research and development office building in Moncton, New Brunswick, Canada;
•An approximately 51,000 square foot production and assembly facility and office in Gross St. Florian, Austria (listed for sale in January 2021); and
•An approximately 13,050 square foot enterprise data center in West Greenwich, Rhode Island.
The following table shows the Company’s material properties at February 24, 2021:
U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status
9295 Prototype Drive, Reno, NV*	1,251,179	Office; Warehouse, Game Studios; Hardware/Software Engineering; Global Production Center; Electronic Gaming Machine and Instant Ticket Vending Machine Production	93%	Leased
6355 S. Buffalo Drive, Las Vegas, NV*	222,268	U.S. Principal Operating Facility, Game Studio, Systems Software, Showroom	100%	Leased
55 Technology Way, West Greenwich, RI	170,000	WG Technology Center: Office; Research and Testing; Storage and Distribution	100%	Leased
4000 South Frontage Road, Suite 101 Lakeland, FL	141,960	Printing Plant: Printing facility; Storage and Distribution; Office	100%	Leased
10 Memorial Boulevard, Providence, RI	124,769	U.S. Principal Operating Facility	100%	Leased
300 California Street, Floor 8, San Francisco, CA*	15,457	Office; PlayDigital HQ	100%	Leased
8520 Tuscany Way, Bldg. 6, Suite 100, Austin, TX	81,933	Texas Warehouse and National Response Center: Contact Center; Storage and Distribution; Office	95%	Leased
8200 Cameron Road, Suite E120, Austin, TX	41,705	Data Center of the Americas: Data Center; Network Operations; Office	80%	Leased
5300 Riata Park Court, Bldg. E, Suite 100, Austin, TX	25,000	Austin Tech Campus: Research and Test; Office	59%	Leased
47 Technology Way, West Greenwich, RI	13,050	Enterprise Data Center: Data Center; Network Operations	100%	Owned
75 Baker Street, Providence, RI	10,640	RI National Response Center: Office; Contact Center	100%	Leased
*This property has been listed for sub-lease.

Non-U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status
Via delle Monachelle S.N.C. Pomezia, Rome, Italy	170,456	Instant Ticket Warehouse; Instant Ticket Production	100%	Leased
Galwin 2 1046 AW Amsterdam, Netherlands	125,128	Electronic Gaming Machine Production; Gaming Distribution/Repair; Research and Test; Office	90%	Leased
Viale del Campo Boario 56/D 00154 Roma, Italy	123,740	Principal Operating Facility in Italy: Office Italy Data Center: Data Center; Network Operations	100%	Leased
328 Urquhart Ave, Moncton, New Brunswick, Canada	113,000	Canada HQ; Office; Research and Testing; VLT Production	100%	Owned
Viale del Campo Boario 19 00154 Roma, Italy	96,840	Office; Software Development	95%	Leased
Seering 13-14, Unterpremstatten, Austria	73,750	Austria Gaming HQ; Office; Research and Test	90%	Leased
29 Suzhoujie Street, Viva Plaza, Haidian District, Room No. 1-20, 11th and 18th Floors, Beijing 100080, China	54,058	Game Studio; Systems Software; Office	85%	Leased
Al. Jerozolimskie, 92 Brama Building, Warsaw, Poland	71,904	Global Tech Hub; Office; Research and Test	95%	Leased
USCE Tower Bulevar Mihajla, Pupina No. 6 Belgrade, Serbia	42,764	Software Development Office, Lottery and Gaming Products	95%	Leased
11 Talavera Rd. Building B, Sydney, Australia	27,432	Office; Sales & Marketing; Financial Support	100%	Leased
10 Finsbury Square, 3rd Floor London EC2A 1AD, United Kingdom	17,340	Global Management HQ, Play Digital	100%	Leased
Marble Arch House, 66 Seymour Street, 2nd Floor, London W1H 5BT, United Kingdom	11,495	Registered Global Headquarters of the Parent	75%	Leased
All of the Company’s facilities have remained open for critical workers during the COVID-19 pandemic, although the majority of employees are currently working remotely.
The Company’s facilities are in good condition and are adequate for its present needs and there are no known environmental issues that may affect the Company’s utilization of its real property assets.
The Company does not have any plans to construct, expand or improve its facilities in any material manner other than general maintenance of facilities. As such, no increase in productive capacity is anticipated.
None of the Company’s properties are subject to mortgages or other material security interests.

Item 4A.    Unresolved Staff Comments

None.

Item 5.    Operating and Financial Review and Prospects

A.       Management’s Discussion and Analysis
The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, included in this annual report, as well as “Presentation of Financial and Certain Other Information,” “Item 3.D. Risk Factors,” and “Item 4. B. Business Overview.”

The following discussion includes information for the fiscal years ended December 31, 2020, 2019 and 2018.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report, including in “Item 5.F. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995” and “Item 3.D. Risk Factors.”

B.            Operating Results

Business Overview

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from gaming machines and lotteries to sports betting and digital. Leveraging compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company’s solutions deliver gaming experiences that engage players and drive growth. The Company has a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

Segment Realignment

On July 1, 2020, we adopted a new organizational structure focused on two business segments: Global Lottery and Global Gaming, along with a streamlined corporate support function. During the third quarter of 2020, our chief operating decision maker requested changes in the information that he regularly reviews for purposes of allocating resources and assessing performance. This resulted in a change in our operating segments and reporting units.
The key benefits of the new structure include:

•Enabling greater responsiveness to customers and players;
•Increasing effectiveness and competitiveness in each segment;
•Harmonizing best practices in each product category;
•Increasing organizational efficiency by leveraging economies of scale;
•Improving market understanding of segment performance; and
•Reducing complexity to support IGT PLC’s intrinsic value.

The Company's operations for the periods presented herein are reported under this new organizational structure.

Discontinued Operations

The discussion that follows in this Item 5 has been prepared on a continuing operations basis and excludes results from our discontinued operations, discussed in detail in Notes to the Consolidated Financial Statements - Note 3 Discontinued Operations and Assets Held for Sale, included in “Item 18. Financial Statements.”

Key Factors Affecting Operations and Financial Condition

The Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The following are the principal factors which have affected the Company’s results of operations and financial condition and/or which may affect results of operations and financial condition for future periods.

COVID-19: In January 2020, an outbreak of a new strain of coronavirus, COVID-19, was identified and has spread around the world, including in the Company’s core markets of the United States and Italy. The World Health Organization declared the outbreak to be a pandemic on March 11, 2020. The global spread of COVID-19 has been, and continues to be, complex and rapidly evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation, stay-at-home directives, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, cancellation of events, including sporting events, concerts, conferences and meetings, and quarantines and lock-downs. The pandemic and its consequences, including the closure of almost all casinos and gaming halls globally in the second quarter of 2020, dramatically reduced demand for gaming products and services, which has had a negative impact on all aspects of the Company’s business. While many casinos and gaming halls have since reopened, some remain closed. The Company continues to take all prudent measures to protect the health and safety of our employees, such as practicing social distancing, performing deep cleaning in our facilities, and enabling our employees to work from home where possible.

Our Global Gaming segment was significantly impacted due to the widespread temporary closures of a substantial number of gaming establishments coupled with the global economic uncertainty. Our service revenue and cash flows have been significantly affected, as they are largely driven by the level of gaming activity and players’ disposable incomes. As the level of play declined due to casino closures or quarantines, there was a directly correlated decline in our gaming businesses. Additionally, our product sales largely depend on our customers’ liquidity and operating results, which has begun to impact the replacement cycle and demand for products and opportunities from new or expanded markets. Further, we granted customer concessions for the portion of the time for which such customers’ operations were impacted by closures or quarantines.

Our Global Lottery segment was also affected as certain lottery retail establishments were temporarily closed and others experienced the general slowdown due to lower foot traffic and reduced spending by end players, resulting in a lower level of lottery ticket purchases. During the first and second quarter, our Global Lottery segment was significantly impacted due to the timing of the government-imposed quarantines and lockdowns to mitigate the spread of the virus. The scope and duration of these measures varied greatly by jurisdiction. The most significant impact on our results arose from measures imposed by the Italian government which included the suspension of all lottery games under the Lotto license starting in April 2020 with a phased reopening strategy starting in early May. During the third quarter and fourth quarters of 2020 we saw an 8.7% and a 7.9% increase in same-store sales, respectively, in particular with the lotteries in North America and recovery within our Italian lottery businesses.

The temporary closure of gaming establishments, disruptions to lottery operations, travel restrictions, cancellation of sporting events, expected lower disposable incomes of consumers, and adverse impact on our casino and gaming customers’ liquidity and financial results caused by the COVID-19 pandemic, had, and continues to have, an adverse effect on our results of operations, cash flows, and financial condition.

Product Sales: Product sales fluctuate from year to year due to the mix, volume, and timing of the transactions. Product sales amounted to $475.9 million, $930.9 million and $784.9 million or approximately 15.3%, 23.1% and 19.7% of total revenues, for the years ended December 31, 2020, 2019, and 2018, respectively.

Jackpots and Late Numbers: The Company believes that the performance of lottery products is influenced by the size of available jackpots in jurisdictions that offer such jackpots. In general, when jackpots increase, sales of lottery tickets also increase, further increasing the jackpot. The Company also believes that consumers in Italy monitor “late numbers” (numbers that have not been drawn for more than 100 draws) and when there is a good pipeline of late numbers, wagers in Italy increase. Under both circumstances, the Company’s service revenues are positively impacted.

Non-Cash Goodwill Impairments: In 2018 & 2019, the Company determined that there were impairments in the former International reporting unit’s goodwill due to the results being lower than forecasted along with higher weighted average cost of capital. In 2018, a $118.0 million non-cash goodwill impairment loss with no income tax benefit was recorded to reduce the carrying amount of the former International reporting unit to fair value. In 2019, a $99.0 million non-cash goodwill impairment loss with no income tax benefit was recorded to reduce the carrying amount of the former International reporting unit to fair value. During the first quarter of 2020, the Company determined that the expected impact of COVID-19 to the Company’s future operations indicated that it was more likely than not that an impairment loss had been incurred within certain reporting units. As a result of changes to the discount rates and changes to management’s forecasted results for the former International and North America Gaming and Interactive reporting units, the Company recorded non-cash goodwill impairments of $193.0 million and $103.0 million, respectively. As a result of the change in reporting units on July 1, 2020, and as discussed in “Notes to the Consolidated Financial Statements—21. Segment Information” included in “Item 18. Financial Statements.”, we allocated goodwill to our new reporting units using a relative fair value approach. The goodwill allocated to the Global Lottery and Global Gaming reporting units was $2,942.2 million and $2,208.7 million, respectively. As of December 31, 2020, the excess of fair value over carrying value in the Global Lottery and Global Gaming reporting units was 70.8% and 11.4%, respectively.

Effects of Foreign Exchange Rates: The Company is affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into U.S. dollars for consolidation, which is referred to as the translation impact, and (ii) through transactions by subsidiaries in currencies other than their own functional currencies, which is referred to as the transaction impact. Translation impacts arise in the preparation of the consolidated financial statements; in particular, the consolidated financial statements are prepared in U.S. dollars while the financial statements of each of the Company’s subsidiaries are generally prepared in the functional currency of that subsidiary. In preparing consolidated financial statements, assets and liabilities measured in the functional currency of the subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date, while income and expenses are translated using the average exchange rates for the period covered. Accordingly, fluctuations in the exchange rate of the functional currencies of the Company’s subsidiaries against the U.S. dollar impacts the Company’s results of operations. The Company is particularly exposed to movements in the euro/U.S. dollar exchange rate. Although the fluctuations in exchange rates have had a significant impact on the Company’s revenues, net income, and net debt, the impact on operating income and cash flows is less significant as revenues are typically matched to costs denominated in the same currency.

Given the impact of foreign exchange rates on our consolidated results, certain key performance indicators (such as same store sales) are reported on a constant-currency basis in order to facilitate period-to-period comparisons of our results without regard to the impact of fluctuating foreign currency exchange rates. We calculate constant-currency amounts by applying the prior-year/period exchange rates (i.e., the exchange rates used in preparing the financial statements for the prior year) to current financial data expressed in local currency.

The Wire Act: The Company’s management is evaluating the Wire Act and related legal developments, and their implications to the Company, its customers, and the industries in which the Company operates, as more fully described in “Item 3.D. Risk Factors” and “Item 4. B. Business Overview.” If the Wire Act is broadly interpreted and enforced to prohibit activities in which the Company and its customers are engaged, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures and/or the Company may be required to substantially change the way it conducts its business, any of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Critical Accounting Estimates

The Company’s consolidated financial statements are prepared in conformity with GAAP which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic.

The Company periodically and continuously reviews estimates and assumptions. Actual results for those areas requiring management judgment or estimates may differ from those recorded in the consolidated financial statements due to the occurrence of events and the uncertainties which characterize the assumptions and conditions on which the estimates are based. The impact of COVID-19 on our business continues to unfold. As a result, many of our estimates and assumptions require increased judgment and may carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change in future periods.

The areas that require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company’s consolidated financial statements are fully described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies” included in “Item 18. Financial Statements.” Certain critical accounting estimates are discussed below.

Revenue Recognition

Application of GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting, including whether promised goods and services specified in an arrangement are distinct performance obligations. Other significant judgments include determining whether the Company is acting as the principal in a transaction and whether separate contracts should be combined and considered part of one arrangement.

Revenue recognition is also impacted by our ability to determine when a contract is probable of collection and to estimate variable consideration, including, for example, rebates, volume discounts, service-level penalties, and performance bonuses. We consider various factors when making these judgments, including a review of specific transactions, historical experience and market and economic conditions. Evaluations are conducted each quarter to assess the adequacy of the estimates.

The Company recognized service and product revenues of $2,639.6 million and $475.9 million, respectively, for the year ended December 31, 2020. The Company often enters into contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. Management applies judgment in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition. The Company’s revenue recognition policy, which requires significant judgments and estimates, is fully described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies” included in “Item 18. Financial Statements.”

Goodwill Valuation

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

As discussed in “Notes to the Consolidated Financial Statements - 13. Goodwill” included in “Item 18. Financial Statements”, on March 31, 2020, the Company determined that the expected impact of COVID-19 to the Company’s future operations indicated that it was more likely than not that an impairment loss had been incurred within certain reporting units. As a result of changes to the discount rates and changes to management’s forecasted results for the former International and North America Gaming and Interactive reporting units, the Company recorded non-cash goodwill impairments of $193.0 million and $103.0 million, respectively.

Effective July 1, 2020, the Company adopted a new organizational structure focused on two business segments: Global Lottery and Global Gaming, along with a streamlined corporate support function. Under the new organizational structure, our chief operating decision maker will regularly review information for purposes of allocating resources and assessing performance based on information prepared for the Global Lottery and Global Gaming segments. This resulted in a change in our operating segments and reporting units. As a result of the change in reporting units, at July 1, 2020, we allocated goodwill to our new reporting units using a relative fair value approach. The goodwill allocated to the Global Lottery and Global Gaming reporting units was $2,942.2 million and $2,208.7 million, respectively. In addition, we completed an assessment of any potential goodwill impairment for all the former reporting units immediately prior to the reallocation and determined that no impairment existed.

In conjunction with the Italy B2C Transaction announced in December 2020, for purposes of allocating goodwill to discontinued operations, the Company estimated the fair value of the Global Gaming reporting unit using an income approach based on projected discounted cash flows. Based on the relative fair values of the businesses to be disposed of and the portion of the Global Gaming reporting unit that will be retained, $520.3 million of goodwill was reclassified to assets held for sale on our balance sheet.

In the fourth quarter of 2020, the Company completed its annual goodwill impairment test. The excess of fair value over carrying value within the Global Lottery and Global Gaming reporting units was 70.8% and 11.4%, respectively.

The goodwill impairment test compares the fair value of the Company’s two reporting units (which are the same as its reportable segments) with their carrying amounts and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value.

In performing the goodwill impairment test, the Company estimates the fair value of the reporting units using an income approach based on projected discounted cash flows. The procedures the Company follows include, but are not limited to, the following:

•Analysis of the conditions in, and the economic outlook for, the reporting units;
•Analysis of general market data, including economic, governmental, and environmental factors;
•Review of the history, current state, and future operations of the reporting units;
•Analysis of financial and operating projections based on historical operating results, industry results, and expectations;
•Analysis of financial, transactional, and trading data for companies engaged in similar lines of business to develop appropriate valuation multiples and operating comparisons; and
•Calculation of the Company’s market capitalization, total invested capital, the implied market participant acquisition premium, and supporting qualitative and quantitative analysis.

Under the income approach, the fair value of the reporting unit is determined based on the present value of each unit's estimated future cash flows, discounted at a risk-adjusted rate. The Company uses internal forecasts for a five-year period to estimate future cash flows and estimates long-term future growth rates based on internal projections of the long-term outlook for each reporting unit. Actual results may differ from those assumed in forecasts. The discount rates are based on a weighted-average cost of capital analysis computed by calculating the after-tax cost of debt and the cost of equity and then weighted based on the concluded capital structure of the respective reporting unit. The Company uses discount rates that are commensurate with the risks and uncertainty inherent in each reporting unit and in internally developed forecasts. Discount rates used in the Global Lottery and Global Gaming reporting unit valuations as of December 31, 2020 were 9.6% and 11.0%, respectively. An increase of approximately 70 basis points in the Global Gaming reporting units’s discount rate would lead to an impairment.

Estimating the fair value of reporting units requires the Company’s management to use its judgment in making estimates and making forecasts that are based on a number of factors including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital.

Results of Operations

Comparison of the years ended December 31, 2020 and 2019

	For the year ended
	December 31, 2020		December 31, 2019		Change
($ thousands)	$	% of Revenue	$	% of Revenue	$	%
Service revenue by segment
Global Lottery	2,042,652	65.6	2,182,961	54.1	(140,309)	(6.4)
Global Gaming	596,906	19.2	917,907	22.8	(321,001)	(35.0)
Total service revenue	2,639,558	84.7	3,100,868	76.9	(461,310)	(14.9)

Product sales by segment
Global Lottery	121,346	3.9	109,884	2.7	11,462	10.4
Global Gaming	354,552	11.4	821,005	20.4	(466,453)	(56.8)
Total product sales	475,898	15.3	930,889	23.1	(454,991)	(48.9)

Total revenue	3,115,456	100.0	4,031,757	100.0	(916,301)	(22.7)

Operating expenses
Cost of services	1,633,899	52.4	1,777,225	44.1	(143,326)	(8.1)
Cost of product sales	345,800	11.1	558,011	13.8	(212,211)	(38.0)
Selling, general and administrative	706,895	22.7	849,620	21.1	(142,725)	(16.8)
Research and development	190,948	6.1	266,241	6.6	(75,293)	(28.3)
Restructuring	45,045	1.4	24,855	0.6	20,190	81.2
Goodwill impairment	296,000	9.5	99,000	2.5	197,000	199.0
Other operating expense (income), net	4,334	0.1	(21,111)	(0.5)	25,445	120.5
Total operating expenses	3,222,921	103.4	3,553,841	88.1	(330,920)	(9.3)

Operating (loss) income	(107,465)	(3.4)	477,916	11.9	(585,381)	(122.5)

Interest expense, net	(397,916)	(12.8)	(410,875)	(10.2)	12,959	3.2
Foreign exchange (loss) gain, net	(308,898)	(9.9)	39,874	1.0	(348,772)	> 200.0
Other (expense) income, net	(33,428)	(1.1)	21,092	0.5	(54,520)	> 200.0
Total non-operating expenses	(740,242)	(23.8)	(349,909)	(8.7)	(390,333)	(111.6)

(Loss) income from continuing operations before provision for income taxes	(847,707)	(27.2)	128,007	3.2	(975,714)	> 200.0
Provision for income taxes	27,698	0.9	130,757	3.2	(103,059)	(78.8)
Loss from continuing operations	(875,405)	(28.1)	(2,750)	(0.1)	(872,655)	> 200.0
Income from discontinued operations, net of tax	36,681	1.2	114,408	2.8	(77,727)	(67.9)
Net (loss) income	(838,724)	(26.9)	111,658	2.8	(950,382)	> 200.0

Less: Net income attributable to non-controlling interests from continuing operations	63,926	2.1	126,144	3.1	(62,218)	(49.3)
Less: Net (loss) income attributable to non-controlling interests from discontinued operations	(4,760)	(0.2)	4,539	0.1	(9,299)	> 200.0
Net loss attributable to IGT PLC	(897,890)	(28.8)	(19,025)	(0.5)	(878,865)	> 200.0

Revenue

Total revenue for the year ended December 31, 2020 decreased $916.3 million, or 22.7%, to $3,115.5 million from $4,031.8 million for the prior corresponding period. Total service revenues were adversely affected by mobility and social distancing restrictions imposed by governmental authorities in an effort to mitigate the spread of COVID-19. Total product sale declines were primarily caused by COVID-19 budgetary constraints and social distancing restrictions. See “Segment Revenues and Key Performance Indicators” section below for further discussion related to the principal drivers of these changes.

Operating expenses

Cost of services

Cost of services for the year ended December 31, 2020 decreased $143.3 million, or 8.1%, to $1,633.9 million from $1,777.2 million for the prior corresponding period. This decrease is primarily attributable to a $109.5 million decrease within our Global Gaming segment primarily resulting from a $38.5 million decrease in licensing and royalty fees principally due to lower royalties on installed base and poker units due to inactive machines. Global Gaming expenses related to payroll, employee benefits and incentive compensation decreased $29.7 million due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program and employee furloughs. Cost of services for our Global Lottery segment decreased by $19.3 million primarily as a result of a $20.8 million decrease in marketing and advertising; a $19.8 million decrease in payroll, employee benefits and incentive compensation due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs; a $10.3 million decrease in communications, consumables, and travel; and a $7.1 million decrease in outside services, primarily consultants. These decreases were partially offset by a $55.6 million increase in point of sale (“POS”) and partner fees, primarily related to an increase in commercial service sales in Italy.

Cost of product sales

Cost of product sales for the year ended December 31, 2020 decreased $212.2 million, or 38.0%, to $345.8 million from $558.0 million for the prior corresponding period. This decrease is primarily attributable to a $200.2 million decrease within our Global Gaming segment primarily resulting from the $466.5 million decrease in product sales. Cost of product sales for our Global Lottery segment decreased $4.8 million primarily related to product mix. In addition, there was a $6.9 million decrease in Corporate and Other, principally associated with a decrease in amortization of acquired intangible assets.

Selling, general and administrative

Selling, general and administrative for the year ended December 31, 2020 decreased $142.7 million, or 16.8%, to $706.9 million from $849.6 million for the prior corresponding period. This decrease is primarily attributable to a $68.2 million decrease within our Global Gaming segment. This decrease was primarily due to a $59.7 million decrease in corporate allocations; a $28.3 million decrease in payroll, employee benefits, and incentive compensation principally due to temporary salary deductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs; a $12.5 million decrease in license and royalty fees; and an $8.6 million decrease in travel expenses. These decreases were partially offset by a $44.5 million increase in expected credit losses on long-term customer financing receivables resulting primarily from the impact of COVID-19 within Latin America and the Caribbean.

Selling, general and administrative expense for our Global Lottery segment decreased $42.6 million primarily as a result of a decrease of $19.1 million in non-deductible value-added tax (“VAT”) driven by lower spending and the implementation of the Italy VAT group from January 1, 2020, a $14.3 million decrease in payroll, employee benefits, and incentive compensation principally due to temporary salary deductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs; and an $8.8 million reduction in corporate allocations. These decreases within our Global Lottery segment were partially offset by an $8.6 million increase in other expenses primarily relating to legal settlements.

Selling, general and administrative expense for Corporate and Other decreased $31.9 million primarily as a result of a $52.1 million decrease in payroll, employee benefits, and incentive compensation principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs. Corporate and Other expenses also decreased related to an $18.6 million decrease in outside services, principally related to external consultants; a $10.6 million reduction in advertising; and a $6.0 million reduction in travel. These decreases were partially offset by a $55.8 million reduction of costs allocated to our business segments caused by an overall reduction of Corporate and Other costs.

Research and development

Research and development for the year ended December 31, 2020 decreased $75.3 million, or 28.3%, to $190.9 million from $266.2 million for the prior corresponding period. This decrease is primarily due to decreases of $46.3 million and $12.4 million in payroll, employee benefits, and incentive compensation in our Global Gaming and Global Lottery segments, respectively. These decreases were the result of temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, employee furloughs, and COVID-19 related government subsidies. Additionally, there were decreases related to outside services primarily due to a reduction in consulting services provided to the Company for the Global Gaming and Global Lottery segments of $9.2 million and $10.4 million, respectively.

Restructuring

Restructuring for the year ended December 31, 2020 increased $20.2 million, or 81.2%, to $45.0 million from $24.9 million for the prior corresponding period. This increase was primarily due to management initiating restructuring plans in 2020 to achieve long-term structural cost savings by simplifying our organizational structure, optimizing our global supply chain, and consolidating our global technology organization.

Goodwill impairment

Goodwill impairment for the year ended December 31, 2020 was $296.0 million compared to $99.0 million for the prior corresponding period. During the first quarter of 2020, we determined there was an interim goodwill triggering event caused by the COVID-19 pandemic. Based principally on management’s financial projections, which included the estimated impact of COVID-19, we recorded $193.0 million and $103.0 million non-cash impairment losses within the former International and North America Gaming and Interactive reporting units, respectively, to reduce the carrying amount of these reporting units to fair value. For the year ended December 31, 2019, we determined there was a goodwill impairment of $99.0 million within the former International reporting unit due to lower forecasted cash flows along with a higher weighted-average cost of capital.

Other operating expense (income), net

Other operating expense (income), net for the year ended December 31, 2020 increased $25.4 million, or 120.5%, to $4.3 million from $(21.1) million for the prior corresponding period. This increase was primarily the result of a non-recurring gain on the sale of assets to a distributor for $27.7 million in the prior year.

Interest expense, net

Interest expense, net for the year ended December 31, 2020 decreased $13.0 million, or 3.2%, to $397.9 million from $410.9 million for the prior corresponding period. This decrease was primarily due to lower LIBOR interest rates on floating rate debt and a decrease in Senior Secured Notes, principally due to the following 2020 refinancing activities: redemption, upon maturity, of the remaining €387.9 million 4.75% Senior Secured Notes due March 2020; partial redemption, in June 2020, of the $1.5 billion 6.25% Senior Secured Notes due February 2022; issuance, in June 2020, of the $750.0 million 5.25% Senior Secured Notes due June 2029; and redemption, upon maturity, of the remaining $27.3 million 5.50% Senior Secured Notes due June 2020.

Foreign exchange (loss) gain, net

Foreign exchange (loss) gain, net for the year ended December 31, 2020 was $(308.9) million, compared to foreign exchange gain, net of $39.9 million for the prior corresponding period. Foreign exchange (loss) gain, net is principally related to fluctuations in the euro to U.S. dollar exchange rate on euro-denominated debt.

Other (expense) income, net

Other (expense) income, net for the year ended December 31, 2020 changed $54.5 million, or > 200.0%, to a $33.4 million net expense position from a $21.1 million net income position for the prior corresponding period. In 2020, the Company incurred $28.3 million of expense related to the partial redemption of the 6.250% Senior Secured U.S. Dollar Notes due February 2022. In 2019, the Company recorded gains of $33.9 million on the sale of investments, primarily related to the May 2019 sale of its ownership interest in Yeonama Holdings Co. Limited for a $29.1 million pre-tax gain, partially offset by $9.6 million in expenses related to the redemption of senior secured notes.

Provision for income taxes

Provision for income taxes for the year ended December 31, 2020 decreased $103.1 million, or 78.8%, to $27.7 million from $130.8 million for the prior corresponding period. In 2020, the Company’s effective tax rate was higher than the U.K. statutory rate of 19.0% primarily due to increases in valuation allowances on deferred tax assets, the impact of the international provisions of the Tax Act (BEAT and GILTI), foreign rate differences, and a goodwill impairment with no associated tax benefit. In 2019, the Company's effective tax rate was higher than the U.K. statutory rate of 19.0% primarily due to the impact of the international provisions of the Tax Act (BEAT and GILTI), foreign rate differences, and a goodwill impairment with no associated tax benefit.

Income from discontinued operations, net of tax

Income from discontinued operations, net of tax for the year ended December 31, 2020 decreased $77.7 million, or 67.9%, from $114.4 million for the prior corresponding period. Discontinued operations reflects the operating activities of our Italian B2C gaming machine, sports betting, and digital gaming businesses. The decline in income was primarily due to lower wagers caused by temporary casino and gaming hall closures required by the Italian government to mitigate the spread of COVID-19. Refer to “Notes to the Consolidated Financial Statements—3. Discontinued Operations and Assets Held for Sale” included in “Item 18. Financial Statements” for further information.

Segment Revenues and Key Performance Indicators

Global Lottery

	For the year ended December 31,		Change
($ thousands)	2020	2019	$	%
Service revenue
Operating and facilities management contracts	1,743,916	1,930,761	(186,845)	(9.7)
Systems, software, and other	298,736	252,200	46,536	18.5
	2,042,652	2,182,961	(140,309)	(6.4)
Product sales
Lottery products	121,346	109,884	11,462	10.4
	121,346	109,884	11,462	10.4
Global Lottery segment revenue	2,163,998	2,292,845	(128,847)	(5.6)

	For the year ended December 31,
(% on a constant-currency basis)	2020	2019
Global same-store sales growth (%)
Instant ticket & draw games	1.6%	4.1%
Multi-jurisdiction jackpots	(17.0)%	(18.3)%
Total	0.1%	1.7%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	7.3%	5.2%
Multi-jurisdiction jackpots	(17.0)%	(18.3)%
Total	4.7%	2.0%

Italy same-store sales growth (%)
Instant ticket & draw games	(16.1)%	0.8%

Operating and facilities management contracts

Service revenue from Operating and facilities management contracts decreased $186.8 million, or 9.7%, from $1,930.8 million for the prior corresponding period. This decrease was primarily the result of lower same-store sales in Italy for draw-based and instant ticket games resulting from the impact of COVID-19 mobility restrictions, and lower incentives arising within our Lottery Management Agreements. These decreases were partially offset by increases in same-store sales primarily driven by customer demand in North America, and favorable foreign currency translation of $15.7 million.

Systems, software, and other

Service revenue from Systems, software, and other increased $46.5 million, or 18.5%, from $252.2 million for the prior corresponding period. This increase was primarily the result of a $52.0 million increase from our commercial service offering in Italy due to expanded offerings which more than offset the reduction of revenue caused by the sale of the Company’s BillBird subsidiary in the fourth quarter of 2019.

Lottery products

Lottery products revenue increased $11.5 million, or 10.4% from $109.9 million for the prior corresponding period. This increase was primarily the result of an increase of $10.4 million in lottery terminal sales primarily related to a customer network refresh and an increase in lottery software sales of $11.3 million as a result of increased customer demand. These increases were partially offset by a decrease in other lottery sales of $11.2 million primarily due to lower sales of printed instant tickets.

Global Gaming

	For the year ended December 31,		Change
($ thousands, except yields)	2020	2019	$	%
Service revenue
Gaming terminal services	297,418	567,849	(270,431)	(47.6)
Systems, software, and other	299,488	350,058	(50,570)	(14.4)
	596,906	917,907	(321,001)	(35.0)
Product sales
Gaming terminals	205,289	581,017	(375,728)	(64.7)
Gaming other	149,263	239,988	(90,725)	(37.8)
	354,552	821,005	(466,453)	(56.8)
Global Gaming segment revenue	951,458	1,738,912	(787,454)	(45.3)

	For the year ended December 31,		Change
	2020	2019	Units / $	%
Installed base units
Total installed base units	49,300	50,834	(1,534)	(3.0)

Total yields	$18.06	$31.45	$(13.39)	(42.6)

Global machine units sold
Total machine units sold	14,662	42,076	(27,414)	(65.2)

Gaming terminal services

Service revenue from Gaming terminal services decreased $270.4 million, or 47.6%, to $297.4 million from $567.8 million for the prior corresponding period. This decrease was principally driven by social distancing measures implemented by government authorities to mitigate the spread of COVID-19. These measures resulted in the temporary closure of casinos and gaming halls and upon reopening, fewer active machines available for use by players driving lower wagers and yields.

System, software, and other

Service revenue from Systems, software, and other decreased $50.6 million, or 14.4%, to $299.5 million from $350.1 million for the prior corresponding period. The decline was primarily due to a $67.0 million decrease in software revenue primarily related to non-recurring multi-year poker site license contracts executed in the prior year, and lower recurring poker software license fees due to inactive machines resulting from COVID-19 social distancing requirements. Additionally, there was a $24.6 million decrease in system revenue primarily due to lower demand during the COVID-19 pandemic. These decreases were partially offset by an increase of $34.7 million in iGaming.

Gaming terminals
Product sales from Gaming terminals decreased $375.7 million, or 64.7%, to $205.3 million from $581.0 million for the prior corresponding period. This decrease was primarily associated with fewer machines sold during the year driven by lower demand due to customer capital constraints resulting from COVID-19.

Gaming other

Product sales from Gaming other decreased $90.7 million, or 37.8%, to $149.3 million from $240.0 million for the prior corresponding period primarily related to lower demand due to customer capital constraints resulting from COVID-19, and multi-year licenses of intellectual property.

Operating results by segment

	For the year ended December 31,		Change
($ thousands)	2020	2019	$	%
Operating (loss) income
Global Lottery	641,930	697,267	(55,337)	(7.9)
Global Gaming	(205,657)	179,548	(385,205)	> 200.0
Corporate and Other	(543,738)	(398,899)	(144,839)	(36.3)
	(107,465)	477,916	(585,381)	(122.5)

Operating margin - Global Lottery	29.7%	30.4%
Operating margin - Global Gaming	(21.6)%	10.3%

Global Lottery segment

Segment operating margin decreased from 30.4% for the year ended December 31, 2019 to 29.7% for the year ended December 31, 2020, primarily due to a decrease in revenues of $128.8 million resulting from the global impacts of COVID-19. Despite a 5.6% decline in revenue, operating margins decreased by approximately 70 basis points due primarily to management’s cost saving initiatives developed in response to COVID-19, partially offsetting the decrease in revenue.

Global Gaming segment

Segment operating margin decreased from 10.3% for the year ended December 31, 2019 to (21.6)% for the year ended December 31, 2020, primarily due to a decrease in revenues of $787.5 million resulting from the global impacts of COVID-19, of which $466.5 million was related to product sales which were impacted at a greater rate than service revenue due to capital constraints within the market, thereby contributing a more significant negative impact to operating margin. The negative impacts on margin have been partially mitigated by management’s implementation of cost savings initiatives to decrease or eliminate fixed and discretionary costs amidst the global pandemic.

Comparison of the years ended December 31, 2019 and 2018

	For the year ended
	December 31, 2019		December 31, 2018		Change
($ thousands)	$	% of Revenue	$	% of Revenue	$	%
Service revenue by segment
Global Lottery	2,182,961	54.1	2,234,801	56.1	(51,840)	(2.3)
Global Gaming	917,907	22.8	961,129	24.1	(43,222)	(4.5)
Total service revenue	3,100,868	76.9	3,195,930	80.3	(95,062)	(3.0)

Product sales by segment
Global Lottery	109,884	2.7	126,889	3.2	(17,005)	(13.4)
Global Gaming	821,005	20.4	658,053	16.5	162,952	24.8
Total product sales	930,889	23.1	784,942	19.7	145,947	18.6

Total revenue	4,031,757	100.0	3,980,872	100.0	50,885	1.3

Operating expenses
Cost of services	1,777,225	44.1	1,772,224	44.5	5,001	0.3
Cost of product sales	558,011	13.8	491,030	12.3	66,981	13.6
Selling, general and administrative	849,620	21.1	845,503	21.2	4,117	0.5
Research and development	266,241	6.6	263,279	6.6	2,962	1.1
Restructuring	24,855	0.6	14,781	0.4	10,074	68.2
Goodwill impairment	99,000	2.5	118,000	3.0	(19,000)	(16.1)
Other (income) expense, net	(21,111)	(0.5)	2,458	0.1	(23,569)	> 200.0
Total operating expenses	3,553,841	88.1	3,507,275	88.1	46,566	1.3

Operating income	477,916	11.9	473,597	11.9	4,319	0.9

Interest expense, net	(410,875)	(10.2)	(417,383)	(10.5)	6,508	1.6
Foreign exchange gain, net	39,874	1.0	129,086	3.2	(89,212)	(69.1)
Other income (expense), net	21,092	0.5	(51,432)	(1.3)	72,524	141.0
Total non-operating expenses	(349,909)	(8.7)	(339,729)	(8.5)	(10,180)	(3.0)

Income from continuing operations before provision for income taxes	128,007	3.2	133,868	3.4	(5,861)	(4.4)
Provision for income taxes	130,757	3.2	144,164	3.6	(13,407)	(9.3)
Loss from continuing operations	(2,750)	(0.1)	(10,296)	(0.3)	7,546	73.3
Income from discontinued operations, net of tax	114,408	2.8	124,943	3.1	(10,535)	(8.4)
Net income	111,658	2.8	114,647	2.9	(2,989)	(2.6)

Less: Net income attributable to non-controlling interests from continuing operations	126,144	3.1	108,758	2.7	17,386	16.0
Less: Redeemable non-controlling interests in income from continuing operations	—	—	20,326	0.5	(20,326)	(100.0)
Less: Net income attributable to non-controlling interests from discontinued operations	4,539	0.1	6,913	0.2	(2,374)	(34.3)
Net loss attributable to IGT PLC	(19,025)	(0.5)	(21,350)	(0.5)	2,325	10.9

Revenue

Total revenue for the year ended December 31, 2019 increased $50.9 million, or 1.3%, to $4,031.8 million from $3,980.9 million for the prior corresponding period. See “Segment Revenues and Key Performance Indicators” section below for the principal drivers of these changes.

Operating expenses

Cost of services

Cost of services for the year ended December 31, 2019 increased $5.0 million, or 0.3%, to $1,777.2 million from $1,772.2 million for the prior corresponding period. This increase was primarily related to an increase in depreciation and amortization of $17.1 million in our Global Gaming segment. Global Lottery remained relatively flat versus the prior year which was the result of an increase of $26.2 million in POS fees which were partially offset by deceases of $18.5 million in advertising and other outside services of $9.2 million. Additionally, Corporate and Other costs decreased by $11.6 million primarily related to a reduction in depreciation and amortization for fully depreciated developed technologies acquired in the 2015 acquisition of IGT.

Cost of product sales

Cost of product sales for the year ended December 31, 2019 increased $67.0 million, or 13.6%, to $558.0 million from $491.0 million for the prior corresponding period. This increase was primarily due to an increase of $54.8 million related to product sale mix and a $10.4 million increase related to inventory obsolescence costs within our Global Gaming segment. Global Lottery remained relatively flat versus the prior year despite a $17.0 million decrease in product sales due to change in mix.

Selling, general and administrative

Selling, general and administrative for the year ended December 31, 2019 increased $4.1 million, or 0.5%, to $849.6 million from $845.5 million for the prior corresponding period. This increase was primarily attributable to a $7.9 million increase in depreciation and amortization in our Global Lottery segment. Our Global Gaming segment had a decrease in bad debt expense of $17.0 million that was partially offset by a $15.5 million increase in litigation costs and a non-recurring benefit in 2018 of $7.5 million related to an earnout provision of an acquisition. Additionally, Corporate and Other costs associated with short-term incentive compensation decreased by $5.3 million.

Research and development

Research and development for the year ended December 31, 2019 increased $3.0 million, or 1.1%, to $266.2 million from $263.3 million for the prior corresponding period principally due to an $8.3 million increase in our Global Gaming segment partially offset by a $4.4 million decrease in our Global Lottery segment. The increase in Global Gaming was primarily related to a $14.5 million reduction in capitalized projects and resources dedicated to customer deliveries, partially offset by a $4.6 million decrease in employee compensation. The decrease in Global Lottery primarily related to a $13.8 million decrease in outside services and a $5.6 million decrease in employee compensation, partially offset by a $17.6 million reduction in capitalized projects and resources dedicated to customer deliveries.

Restructuring

Restructuring for the year ended December 31, 2019 increased $10.1 million, or 68.2%, to $24.9 million from $14.8 million for the prior corresponding period principally due to management expanding existing restructuring plans during the year ended December 31, 2019.

Goodwill impairment

Goodwill impairment for the year ended December 31, 2019 was $99.0 million compared to $118.0 million for the prior corresponding period. In 2019, the Company incurred a $99.0 million impairment loss in the former International segment due principally to lower forecasted cash flows along with a higher weighted-average cost of capital. In 2018, the Company incurred a $118.0 million impairment loss in the former International segment due to the results of 2018 being lower than forecasted along with a higher weighted-average cost of capital.

Other (income) expense, net

Other (income) expense, net for the year ended December 31, 2019 was $(21.1) million compared to $2.5 million for the prior corresponding period. In 2019, the Company entered into a long-term strategic agreement with a distributor in Oklahoma that included the sale of used, non-premium equipment in the Global Gaming segment, which resulted in a gain of $27.7 million for the year ended December 31, 2019.

Interest expense, net

Interest expense, net for the year ended December 31, 2019 decreased $6.5 million, or 1.6%, to $410.9 million from $417.4 million for the prior corresponding period primarily due to a $5.6 million decrease related to cross-currency swaps designated as net investment hedges, and a $4.5 million decrease in Senior Secured Notes and Term Loan Facilities, principally due to the following 2019 refinancing activities: the redemption of the €700 million 4.125% Senior Secured Euro Notes due February 2020 in June 2019; the June 2019 issuance of the €750 million 3.500% Senior Secured Euro Notes due June 2026; the September 2019 issuance of the €500 million 2.375% Senior Secured Euro Notes due April 2028; and the prepayment of the Term Loan Facility amortization payment due January 2020 in September 2019.

Foreign exchange gain, net

Foreign exchange gain, net for the year ended December 31, 2019 decreased $89.2 million, or 69.1%, to $39.9 million from $129.1 million for the prior corresponding period. Foreign exchange gains are principally related to fluctuations in the euro to U.S. dollar exchange rate on euro-denominated debt.

Other income (expense), net

Other income (expense), net for the year ended December 31, 2019 was $21.1 million, a favorable increase from $(51.4) million for the prior corresponding period primarily due to a $33.9 million gain on sale of investments during 2019 and a $43.0 million change in debt related transactions. The sale of investments principally related to the May 2019 sale of our ownership interest in Yeonama Holdings Co. Limited resulting in a pre-tax gain of $29.1 million. The 2019 debt related transactions resulted in an $11.9 million loss and the 2018 debt related transactions resulted in a $54.9 million loss.

Provision for income taxes

Provision for income taxes for the year ended December 31, 2019 decreased $13.4 million, or 9.3%, to $130.8 million from $144.2 million for the prior corresponding period. In 2019, the Company's effective tax rate was higher than the U.K. statutory rate of 19.0% primarily due to the impact of the international provisions of the Tax Act (BEAT and GILTI), foreign rate differences, and a goodwill impairment with no associated tax benefit. In 2018, the Company's effective tax rate was higher than the U.K. statutory rate of 19.0% primarily due to the impact of the international provisions of the Tax Act (BEAT and GILTI), a goodwill impairment with no associated tax benefit, foreign rate differences, increases in uncertain tax positions, and the settlement of an Italian tax audit.

Income from discontinued operations, net of tax

Income from discontinued operations, net of tax for the year ended December 31, 2019 decreased $10.5 million, or 8.4%, from $124.9 million for the prior corresponding period. Discontinued operations reflects the operating activities of our Italian B2C gaming machine, sports betting, and digital gaming businesses. Refer to “Notes to the Consolidated Financial Statements—3. Discontinued Operations and Assets Held for Sale” included in “Item 18. Financial Statements” for further information.

Segment Revenues and Key Performance Indicators

Global Lottery

	For the year ended December 31,		Change
($ thousands)	2019	2018	$	%
Service revenue
Operating and facilities management contracts	1,930,761	2,007,261	(76,500)	(3.8)
Systems, software, and other	252,200	227,540	24,660	10.8
	2,182,961	2,234,801	(51,840)	(2.3)
Product sales
Lottery products	109,884	126,889	(17,005)	(13.4)
	109,884	126,889	(17,005)	(13.4)
Global Lottery segment revenue	2,292,845	2,361,690	(68,845)	(2.9)

	For the year ended December 31,
(% on a constant-currency basis)	2019	2018
Global same-store sales growth (%)
Instant ticket & draw games	4.1%	4.1%
Multi-jurisdiction jackpots	(18.3)%	25.1%
Total	1.7%	6.1%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	5.2%	4.1%
Multi-jurisdiction jackpots	(18.3)%	25.1%
Total	2.0%	6.7%

Italy same-store sales growth (%)
Instant ticket & draw games	0.8%	4.1%

Operating and facilities management contracts

Service revenues related to Operating and facilities management contracts decreased $76.5 million, or 3.8%, to $1,930.8 million from $2,007.3 million in the prior corresponding period which includes unfavorable foreign currency translations of $48.6 million. As reported, this decrease was primarily the result of a $45.5 million decrease related to the conclusion of the Illinois supply contract in the first quarter of 2019 and a $21.1 million decrease in Lottery Management Agreements, principally driven by lower multi-state jackpot activity resulting in a lower amount of expected incentives. These decreases were partially mitigated by an increase of 1.7% in same-store sales, on a constant-currency basis.

Systems, software, and other

Service revenue for Systems, software, and other increased $24.7 million, or 10.8%, to $252.2 million from $227.5 million for the prior corresponding period primarily due to a $22.2 million increase in commercial services due to new offerings primarily in Italy.

Lottery products

Lottery products sales decreased $17.0 million, or 13.4%, to $109.9 million from $126.9 million in the prior corresponding period. This decrease was primarily due to a decrease of $27.8 million related to a large multi-year software license in the third quarter of 2018 that did not recur in 2019, as well as a $19.6 million decrease attributable to lower product sales to Massachusetts. These decreases were partially offset by increases in the sales of systems and point-of-sale machines of $27.8 million to existing lottery customers and a $3.7 million increase to instant ticket printing sales to new and existing customers.

Global Gaming

	For the year ended December 31,		Change
($ thousands, except yields)	2019	2018	$	%
Service revenue
Gaming terminal services	567,849	601,536	(33,687)	(5.6)
Systems, software, and other	350,058	359,593	(9,535)	(2.7)
	917,907	961,129	(43,222)	(4.5)
Product sales
Gaming terminals	581,017	454,884	126,133	27.7
Gaming other	239,988	203,169	36,819	18.1
	821,005	658,053	162,952	24.8
Global Gaming segment revenue	1,738,912	1,619,182	119,730	7.4

	For the year ended December 31,		Change
	2019	2018	$	%
Installed base units
Total installed base units	50,834	54,494	(3,660)	(6.7)

Total yields	$31.45	$31.07	$0.38	1.2

Global machine units sold
Total machine units sold	42,076	32,557	9,519	29.2

Gaming terminal services

Service revenue from Gaming terminal services decreased $33.7 million, or 5.6% to $567.8 million from $601.5 million for the prior corresponding period. The decrease correlates with the 6.7% decrease in total installed base units which includes the year-over-year reduction in installed base units resulting from a strategic agreement with a distributor in Oklahoma. The decrease in installed base units was partially offset by higher yields.

Systems, software, and other

Service revenue from Systems, software, and other decreased by $9.5 million, or 2.7%, to $350.1 million from $359.6 million for the prior corresponding period. Revenue increased by $16.4 million principally due to the expansion of the U.S. Sports Betting market, partially offset by a $12.0 million decrease in iGaming and a $9.3 million decrease in software sales.

Gaming terminals

Product sales from Gaming terminals increased $126.1 million primarily due to a 9,519, or 29.2%, increase in machines sold. The increase in machines sold was primarily attributable to the sale of 4,800 VLTs, principally in Sweden, and the sale of approximately 4,700 commercial gaming terminals. The increase in units sold was partially offset by a decrease in the average selling price per unit attributable to a change in product mix.

Gaming other

Gaming other increased $36.8 million primarily due to an increase of $31.0 million in AWP kit sales to support customers in Italy.

Operating results by segment

	For the year ended December 31,		Change
($ thousands)	2019	2018	$	%
Operating income (loss)
Global Lottery	697,267	763,799	(66,532)	(8.7)%
Global Gaming	179,548	143,340	36,208	25.3%
Corporate and Other	(398,899)	(433,542)	34,643	8.0%
	477,916	473,597	4,319	0.9%

Operating margin - Global Lottery	30.4%	32.3%
Operating margin - Global Gaming	10.3%	8.9%

Global Lottery segment

Segment operating margin decreased from 32.3% for the year ended December 31, 2018 to 30.4% for the year ended December 31, 2019, principally due to a reduction in same-store sales for the North America and Rest of world multi-state jackpot games and lower expected incentives from lottery management agreements, partially offset by increased same-store sales in Italy.

Global Gaming segment

Segment operating margin increased from 8.9% for the year ended December 31, 2018 to 10.3% for the year ended December 31, 2019, principally due to product sales margin mix and the strategic Oklahoma distributor sale, partially offset by lower operating margins derived from service revenue attributed to a reduction in the installed base.

C.    Liquidity and Capital Resources

Overview

The Company’s business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company’s primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities due July 2024. In addition to general working capital and operational needs, the Company’s liquidity requirements arise primarily from its need to meet debt service requirements and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund any acquisitions and associated costs. The Company’s cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity requirements; however, the Company implemented robust business continuity plans with cost reduction and capital spending avoidance initiatives in anticipation of the impact on liquidity arising from COVID-19.

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and working capital requirements in the ordinary course of business for at least the next 12 months from the date of issuance of these consolidated financial statements.

The cash management, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At December 31, 2020 and 2019, Company’s total available liquidity was as follows:

	December 31,
($ thousands)	2020	2019
Revolving Credit Facilities due July 2024	1,816,938	1,752,125
Cash and cash equivalents	907,015	654,628
Total Liquidity	2,723,953	2,406,753

The Revolving Credit Facilities due July 2024 are subject to customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources. As previously discussed in Item 3.D. Risk Factors, during the COVID-19 pandemic, most casinos and gaming halls throughout the globe closed in the first half of 2020, and some casinos and gaming halls have yet to reopen. The closure of casinos and gaming halls has significantly disrupted the Company’s ability to generate revenues. In order to remain in compliance with the Company’s debt covenants and meet its payment obligations, the Company entered into amendments to the Revolving Credit Facilities due July 2024 (the “Amendments) to provide temporary relief from its financial covenants. The Amendments, among other things, provide a waiver for the Company’s obligation to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021. During the period beginning on the date of the Amendments and ending on August 31, 2021, the Company will be subject to a minimum liquidity covenant that requires the Company to maintain liquidity of at least $500 million.

The Company completed multiple debt transactions in 2020 and 2019. Refer to the “Notes to the Consolidated Financial Statements—16. Debt” included in “Item 18. Financial Statements” for further discussion of these transactions as well as information regarding the Company’s other debt obligations, including the maturity profile of borrowings and committed borrowing facilities, and further details regarding the Amendments.

At December 31, 2020 and 2019, approximately 23% and 24% of the Company’s net debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Euro Term Loan Facility due January 2023 and Revolving Credit Facilities due July 2024. At December 31, 2020, the Company held $425.0 million (notional amount) in interest rate swaps that were no longer designated as hedging relationships and the fair value of the swaps is recognized in interest expense with no corresponding offset to debt. At December 31, 2019, the Company held $625.0 million (notional amount) in interest rate swaps that effectively convert $625.0 million of the 6.25% Notes from fixed interest rate debt to variable rate debt.

The following table summarizes the Company’s cash balances by currency:

	December 31, 2020		December 31, 2019
($ thousands)	$	%	$	%
Euros	659,509	72.7	390,888	59.7
U.S. dollars	134,876	14.9	179,608	27.4
Other currencies	112,630	12.4	84,132	12.9
Total Cash	907,015	100.0	654,628	100.0

The Company holds insignificant amounts of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on the Company’s review of such transfer restrictions and the cash balances held in such countries, it does not believe such transfer restrictions have an adverse impact on its ability to meet liquidity requirements at years ended December 31, 2020 and 2019.

Cash Flow Summary

The following table summarizes the statements of cash flows from continuing operations. A complete statement of cash flows is provided in the Consolidated Financial Statements included herein.

	For the year ended December 31,		Change
($ thousands)	2020	2019	$	%
Net cash provided by operating activities from continuing operations	594,802	907,340	(312,538)	(34.4)
Net cash used in investing activities from continuing operations	(233,287)	(247,542)	14,255	5.8
Net cash used in financing activities	(437,859)	(376,274)	(61,585)	(16.4)
Net cash flows of continuing operations	(76,344)	283,524

Analysis of Cash Flows

Net Cash Provided by Operating Activities from Continuing Operations

During the year ended December 31, 2020, the Company generated $594.8 million of net cash provided by operating activities of continuing operations, a decrease of $312.5 million compared to the year ended December 31, 2019. The decrease was principally attributed to a decline in operating income of $585.4 million.

Non-cash adjustments to net loss for the year ended December 31, 2020 were $1.3 billion, compared to $825.7 million for the prior corresponding period. The principal drivers of the increase in non-cash adjustments were a $348.8 million increase in unfavorable foreign exchange losses, and a $296.0 million goodwill impairment charge incurred during the year, compared to a $99.0 million goodwill impairment charge incurred in the prior corresponding period.

Changes in operating assets and liabilities for the year ended December 31, 2020 increased to $125.9 million, from $84.4 million in the prior corresponding period.

Net Cash Used in Investing Activities from Continuing Operations

During the year ended December 31, 2020, the Company used $233.3 million of net cash for investing activities, a decrease of $14.3 million compared to the year ended December 31, 2019. The decrease in net cash used in investing activities was principally attributed to a reduction of capital expenditures of $122.6 million, primarily attributable to overall economic slowdown from COVID-19.

Proceeds from the sale of assets for the year ended December 31, 2020 were $9.3 million, compared to $123.9 million from the prior corresponding period. During the prior year, the Company sold its investment in Yeonama, had sales of used, non-premium equipment, which were previously included within Systems & Equipment as part of a strategic agreement with a distributor in Oklahoma, and sold its Billbird subsidiary.

Net Cash Used in Financing Activities
During the year ended December 31, 2020, the Company used $437.9 million of net cash for financing activities, an increase of $61.6 million compared to the year ended December 31, 2019.

During 2020, cash flows used in financing activities primarily included proceeds from long-term debt of $750.0 million, principal payments on long-term debt of $988.4 million, dividends paid to shareholders of $40.9 million, dividends paid to non-controlling interests of $136.4 million, and returned $32.3 million of capital to non-controlling shareholders.

During 2019, cash flows used in financing activities primarily included proceeds from long-term debt of $1,397.0 million, principal payments on long-term debt of $1,264.6 million, dividends paid to shareholders of $163.5 million, dividends paid to non-controlling interests of $136.7 million, and returned $98.8 million of capital to non-controlling shareholders.

Capital Expenditures

Capital expenditures are principally composed of:

•Systems, equipment and other assets related to contracts;
•Intangible assets; and
•Property, plant and equipment.

The table below details total capital expenditures from continuing operations by business segment:

	For the year ended December 31,
($ thousands)	2020	2019	2018
Global Lottery	(176,111)	(198,588)	(234,585)
Global Gaming	(75,578)	(169,233)	(226,717)
Business Segment Total	(251,689)	(367,821)	(461,302)
Corporate and Other	(3,000)	(9,427)	(10,976)
	(254,689)	(377,248)	(472,278)

Global Lottery

Capital expenditures for 2020, of $176.1 million, principally consist of $136.9 million for investments in systems, equipment and other assets related to contracts, including systems and equipment deployed in New Jersey, California, Michigan, Mississippi, and Kentucky; investments in intangible assets of $24.4 million; and investments in property, plant and equipment of $11.8 million.
Capital expenditures for 2019, of $198.6 million, principally consist of $160.7 million for investments in systems, equipment and other assets related to contracts, including systems and equipment deployed in New Jersey, California, Florida, Michigan, Texas, and South Dakota; investments in intangible assets of $31.2 million; and investments in property, plant and equipment of $6.6 million.

Capital expenditures for 2018, of $234.6 million, principally consist of $192.4 million for investments in systems, equipment and other assets related to contracts, including systems and equipment deployed in California, South Carolina, West Virginia, Florida, and New York; investments in intangible assets of $32.2 million; and investments in property, plant and equipment of $10.0 million.

Global Gaming

Capital expenditures for 2020, of $75.6 million, principally consist of investments in systems, equipment and other assets related to contracts with customers in North America of $47.4 million and Digital and Betting customers of $20.0 million.
Capital expenditures for 2019, of $169.2 million, principally consist of investments in systems, equipment and other assets related to contracts with customers in North America of $134.8 million, and other customers, principally in Europe, Africa, and Mexico of $18.6 million, and Digital and Betting customers of $11.1 million.
Capital expenditures for 2018, of $226.7 million, principally consist of investments in systems, equipment and other assets related to contracts with customers in North America of $148.1 million, and other customers, principally in Greece, Africa, and Mexico of $42.5 million, and Digital and Betting customers of $21.8 million; and investments in property, plant and equipment of $11.9 million.

Tabular Disclosure of Cash Requirements

At December 31, 2020, the Company’s material cash requirements are as follows:

	Payments due by period
($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt (1)	8,299,006	392,672	3,158,909	1,713,550	3,033,875
Jackpot liabilities (2)	251,695	71,143	52,046	34,193	94,313
Operating leases (3)	422,817	63,964	104,473	83,212	171,168
Finance leases (4)	47,834	12,729	16,661	10,294	8,150
Total	9,021,352	540,508	3,332,089	1,841,249	3,307,506
(1) Long-term debt consists of the principal amount of long-term debt, including current portion, as included in “Notes to the Consolidated Financial Statements—16. Debt” included in “Item 18. Financial Statements.” Certain of the Company’s long-term debt is denominated in euros.
(2) Jackpot liabilities are composed of payments due to previous winners and future winners.
(3) Operating leases principally relate to leases for facilities and equipment used in the Company’s business. The amounts presented include the imputed interest to the counterparties.
(4) Finance leases principally consist of the Company’s facility in Providence, Rhode Island and communications equipment used in its business. The amounts presented include the imputed interest to the counterparties.

Off-Balance Sheet Arrangements

The Company has the following off-balance sheet arrangements:

Performance and other bonds

Certain contracts require us to provide a surety bond as a guarantee of performance for the benefit of customers; bid and litigation bonds for the benefit of potential customers; and WAP bonds that are used to secure our financial liability when a player elects to have their WAP jackpot winnings paid over an extended period of time.

These bonds give beneficiaries the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contract(s). In general, we would only be liable for these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote.

Letters of Credit

The Parent and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities due July 2024 and under senior unsecured uncommitted demand credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2020 and 2019 and the weighted-average annual cost of such letters of credit:

	Letters of Credit Outstanding
($ thousands)	Not under the Revolving Credit Facilities	Under the Revolving Credit Facilities	Total	Weighted- Average Annual Cost
December 31, 2020	426,740	—	426,740	1.06%
December 31, 2019	402,300	—	402,300	1.02%

D.    Research and Development, Patents, and Licenses, etc.

To remain competitive, the Company invests resources toward its R&D efforts to introduce new and innovative games with dynamic features to attract new customers and retain existing customers. The Company’s R&D efforts cover multiple creative and engineering disciplines, including creative game content, hardware, electrical, systems, and software for lottery, land-based, online social, and digital real-money applications.

R&D costs include salaries and benefits, stock-based compensation, consultants’ fees, facilities-related costs, material costs, depreciation, and travel, and are expensed as incurred.

The Company devotes substantial resources to R&D and incurred $190.9 million, $266.2 million, and $263.3 million of related expenses in 2020, 2019, and 2018, respectively.

E.    Trend Information

See “Item 5. Operating and Financial Review and Prospects — B. Operating Results” and “Item 5. Operating and Financial Review and Prospects — C. Liquidity and Capital Resources.”

F.     Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This annual report on Form 20-F includes forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project,” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to):

•the possibility that the Parent will be unable to pay dividends to shareholders or that the amount of such dividends may be less than anticipated;
•the length, duration and severity of the COVID-19 pandemic, including any resurgence of the pandemic, and the response of governments, including government-mandated property closures and travel restrictions;
•the effect of the COVID-19 pandemic on our operations or the operations of our customers and suppliers;
•the possibility that the Company may not achieve its anticipated financial results in one or more future periods;
•reductions in customer spending;
•a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise;
•unanticipated changes relating to competitive factors in the industries in which the Company operates;
•the Company’s ability to hire and retain key personnel;
•the Company’s ability to attract new customers and retain existing customers in the manner anticipated;
•reliance on and integration of information technology systems;
•changes in legislation, governmental regulations, or the enforcement thereof that could affect the Company;
•enforcement of an interpretation of the Wire Act in such a manner as to prohibit or limit activities in which the Company and its customers are engaged;
•the uncertainty of impacts from Brexit, including legal, regulatory and trade implications;
•the expected financial impact and timing of the divestiture of the Company’s Italian B2C gaming machine, sports betting, and digital gaming businesses, whether and when the required regulatory approvals for the divestiture will be obtained, the possibility that closing conditions for the divestiture may not be satisfied or waived, and whether the strategic benefits of the divestiture can be achieved;
•international, national, or local economic, social, or political conditions that could adversely affect the Company or its customers;
•conditions in the credit markets; risks associated with assumptions the Company makes in connection with its critical accounting estimates;
•the resolution of pending and potential future legal, regulatory, or tax proceedings and investigations; and
•the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

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

Item 6.         Directors, Senior Management, and Employees

A.     Directors and Senior Management

As of February 24, 2021, the Parent’s board of directors (the “Board”) consists of 11 directors. Seven of the current directors were determined by the Board to be independent under the listing standards and rules of the NYSE, as required by the Articles of Association of the Parent (the “Articles”). For a director to be independent under the listing standards of the NYSE, the Board must affirmatively determine that the director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). The Board has made an affirmative determination that the members of the Board so designated in the table below meet the standards for “independence” set forth in the Parent’s Corporate Governance Guidelines and applicable NYSE rules. The Articles require that for as long as the Parent’s ordinary shares are listed on the NYSE, the Parent will comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Parent is a foreign private issuer.

At February 24, 2021, the directors, certain senior managers, and the senior consultant are as set forth below:

Name	Position
Lorenzo Pellicioli(1)	Chairperson of the Board; Non-executive Director
James F. McCann	Vice-Chairperson of the Board; Lead Independent Director; Non-executive Director
Beatrice H. Bassey	Independent Non-executive Director
Massimiliano Chiara	Director, Executive Vice President and Chief Financial Officer
Alberto Dessy	Independent Non-executive Director
Marco Drago(1)	Non-executive Director
Heather J. McGregor	Independent Non-executive Director
Samantha F. Ravich	Independent Non-executive Director
Vincent L. Sadusky	Independent Non-executive Director
Marco Sala(1)	Director and Chief Executive Officer
Gianmario Tondato da Ruos	Independent Non-executive Director
Renato Ascoli	Chief Executive Officer, Global Gaming
Fabio Cairoli	Chief Executive Officer, Global Lottery
Walter Bugno	Executive Vice President, New Business and Strategic Initiatives
Fabio Celadon	Executive Vice President, Strategy and Corporate Development
Dorothy Costa	Senior Vice President, People & Transformation
Scott Gunn	Senior Vice President, Corporate Public Affairs
Wendy Montgomery	Senior Vice President, Global Brand, Marketing and Communications
Timothy M. Rishton(2)	Senior Vice President, Chief Accounting Officer
Christopher Spears	Senior Vice President, General Counsel
Robert Vincent(3)	Chairperson of IGT Global Solutions Corporation
(1) Messrs. Pellicioli and Drago are the chief executive officer and chairperson of the board, respectively, of De Agostini. Mr. Sala was appointed to the board of De Agostini on June 27, 2020.
(2) Timothy M. Rishton was previously Interim Chief Financial Officer until Massimiliano Chiara’s appointment as Executive Vice President and Chief Financial Officer on April 6, 2020.
(3) IGT Global Solutions Corporation is the primary operating subsidiary for the Company’s U.S. lottery business. Mr. Vincent’s title is honorary and he serves as a senior consultant to Mr. Sala and the rest of the Company’s senior leadership team.

On May 16, 2018, the Board approved the observer agreement (the “Observer Agreement”) between De Agostini and the Company permitting De Agostini to appoint an observer to attend meetings of the Parent’s directors. Effective November 12, 2019, the Observer Agreement was renewed for a two-year term and Paolo Ceretti, a former director of the Parent, acknowledged and agreed to his renewed appointment by De Agostini as an observer pursuant to the terms of the Observer Agreement. The Observer Agreement expires following the meeting of the Parent’s directors at which the financial results for the third quarter of 2021 are reviewed.

Directors

Lorenzo Pellicioli, 69, has served as Chairperson of the Board since November 2018, before which he served as Vice-Chairperson of the Board since the formation of the Company in April 2015. From August 2006 to the formation of the Company, Mr. Pellicioli served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors as Chairman from August 2006 to April 2015. Mr. Pellicioli has served as Chief Executive Officer of De Agostini since November 2005.

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

James F. McCann, 69, has served on the Board since the formation of the Company and is currently the Vice Chairperson, Lead Independent Director and is Chair of the Nominating and Corporate Governance Committee. He is the Chairman of 1-800-Flowers.com, Inc., and previously served as Chief Executive Officer, a position he held since 1976. He is also Chairman and CEO of Clarim Acquisition, a blank check company targeting consumer-facing e-commerce which was founded in 2020. Mr. McCann previously served as director and Chair of the Nominating and Governance Committee of Willis Towers Watson until his retirement in May 2019. He previously served as the Chairman of the Board of Directors of Willis Towers Watson from January 4, 2016 to January 1, 2019. Previously he served as Director (2004-2015) and non-executive Chairman (2013-2015) of Willis Group Holdings PLC (“Willis Group”). Prior to serving as the non-executive Chairman of the board of Willis Group, he served as the company’s presiding independent director. Mr. McCann has served on the board of Amyris, Inc. since 2019, including as a member of the Audit Committee and the Operations and Finance Committee.

He previously served as a director and compensation committee member of Lottomatica S.p.A. (from August 2006 to April 2011), and as a director of Gateway, Inc., The Boyds Collection, Ltd and Scott’s Miracle-Gro.

Beatrice H. Bassey, 49, has served on the Board since March 2020 and is a member of the Nominating and Corporate Governance Committee. She is the General Counsel, Chief Compliance Officer and Corporate Secretary at Atlas Mara Limited, a publicly listed financial services company that operates banks in various parts of Africa, responsible in overseeing compliance, corporate governance and legal affairs across all its subsidiaries as well as leading on Atlas Mara’s acquisition and integration activities. In addition, she serves as Chair of the Board of Union Bank of Nigeria plc, a publicly listed bank regulated by the Nigerian Central Bank and the U.K. Prudential Regulatory Authority. She is a member of the board of African Banking Corporation of Botswana Limited, a publicly listed bank, where she also sits on the remuneration, risk & compliance and audit committees. She also serves as a member of the board of Banque Populaire du Rwanda, where she chairs the credit committee, and also sits on the remuneration and risk and compliance committees. Prior to her joining Atlas Mara, Mrs. Bassey was a Senior Partner in the New York offices of Hughes Hubbard & Reed LLP, where she was a member of the Executive Committee.

Mrs. Bassey holds an LL.B in Law from University of Maiduguri, Nigeria, a BL in Law from the Nigerian Law School and an LL.M from Harvard Law School. She was called to the Nigerian Bar in 1995 and the New York Bar in 1999. She is a member of the London Court of International Arbitration, and also a Fellow of the David Rockefeller Fellows Program of the Partnership for New York City.

Massimiliano Chiara, 52, has served on the Board of Directors since May 2020, and as Chief Financial Officer of the Company since April 2020. Before joining the Company, Mr. Chiara served as Chief Financial Officer of CNH Industrial since September 2013. Max was also named the Chief Sustainability Officer at CNH Industrial in 2016, and he also served since 2017 as head of Mergers & Acquisitions for CNH Industrial. Between 2009 and 2013, Mr. Chiara served in various positions with Fiat Chrysler Automobiles (and its predecessors) as Chief Financial Officer and Head of Business Development in Latin America, Vice President of Financial Planning and Analysis and Business Development Finance, VP Finance Brands and Marketing Controller, and served as Director of Business Development Finance for its engine business unit Fiat Powertrain between 2007 and 2009. Earlier in his career, Mr. Chiara held various managerial roles at Teksid Aluminum, PricewaterhouseCoopers, Robert Bosch, the Wuerth Group, and was a M&A financial analyst with Dresdner Kleinwort Benson.

Mr. Chiara graduated from the Luigi Bocconi University in Milan (Italy), with a degree in Business Administration Cum Laude, and has a CEMS Master’s degree in International Management from the Bocconi University and the University of Cologne (Germany). Mr. Chiara also held the position of Chairman of the Italian Association of Corporate Treasurers (AITI) for the years 2004-2007.

Alberto Dessy, 68, has served on the Board since the formation of the Company in April 2015 and is a member of the Audit Committee and the Compensation Committee. He is currently a Professor at Bocconi University. Mr. Dessy is a Chartered Accountant who specializes in corporate finance, particularly the evaluation of companies, trademarks, equity and investments, financial structure, channels and loan instruments, funding for development and in acquisitions and disposals of companies. He has been an expert witness for parties to lawsuits and as an independent expert appointed by the court in various legal disputes.

He has previously served on the boards of many companies, both listed and unlisted, including Chiorino S.p.A., Redaelli Tecna S.p.A., Laika Caravans S.p.A., Premuda S.p.A., I.M.A. S.p.A., Milano Centro S.p.A., and DeA Capital S.p.A. Mr. Dessy graduated from Bocconi University and is a member of the distinguished faculty in corporate finance at the SDA Bocconi School of Management.

Marco Drago, 75, has served on the Board since the formation of the Company in April 2015. From 2002 to the formation of the Company, Mr. Drago served on the board of directors of GTECH S.p.A. (formerly Lottomatica Group). Since 1997, Mr. Drago has been the Chairman of De Agostini, one of Italy’s largest family-run groups. Since July 2018 he has been the President of The Board of Directors of B&D Holding S.p.A. (formerly B&D Holding di Marco Drago e C.S.a.p.A., of which he had been President of the Board of Partners since 2006). He is also Vice Chairman of Planeta De Agostini Group, Director of Atresmedia, DeA Capital S.p.A., Honorary Chairman of De Agostini Editore S.p.A. and member of the S. Faustin (Techint Group) board.

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

Prof. Heather J. McGregor, 58, was appointed to the Board in March of 2017 and is a member of the Audit Committee. She is the Executive Dean of the Edinburgh Business School, the business school of Heriot Watt University in the U.K. In addition, Professor McGregor is a director of Non-Standard Finance PLC, a company specializing in offering consumer loans in the U.K. Professor McGregor has a Ph.D. from the University of Hong Kong in Structured Finance and is an experienced writer and broadcaster, including writing for the Financial Times for 17 years, and is currently a weekly columnist in the Sunday Times. Professor McGregor is also the founder of the Taylor Bennett Foundation, which works to promote diversity in the communications industry, and a founding member of the steering committee of the 30% Club, which is working to raise the representation of women at senior levels within the U.K.’s publicly listed companies.

In June 2015, Professor McGregor was made a Commander of the British Empire for her services to diversity and employment. In February 2017, she was appointed by the U.K. Government to be a member of the Honours Committee for the Economy.

Dr. Samantha F. Ravich, 54, was appointed to the Board in July of 2019 and is a member of the Compensation Committee and the Nominating and Corporate Governance Committee. She is a defense and intelligence policy and tech entrepreneur and the Chair of the Center on Cyber and Technology Innovation at the Foundation for Defense of Democracies and its Transformative Cyber Innovation Lab; the Vice Chair of the President’s Intelligence Advisory Board; a Commissioner on the Congressionally-mandated Cyberspace Solarium Commission; and a member of the Secretary of Energy’s Advisory Board. Dr. Ravich is also a managing partner at A2P, LLC, a technology company that focuses on advanced advertising techniques, and a Board Governor at the Gemological Institute of America. Previously, she was the Republican Co-Chair of the Congressionally-mandated National Commission for Review of Research and Development Programs in the United States Intelligence Community and served as Deputy National Security Advisor for Vice President Cheney.

Dr. Ravich received her Ph.D. in Policy Analysis from the RAND Graduate School and her MCP/BSE from the University of Pennsylvania/Wharton School and is a member of the Council on Foreign Relations and the National Association of Corporate Directors.

Vincent L. Sadusky, 55, has served on the Board since the formation of the Company and is Chair of the Audit Committee. Prior to the formation of the Company, Mr. Sadusky served on the International Game Technology board of directors from July 2010 to April 2015. He formerly served as Chief Executive Officer and a member of the board of directors of Univision Communications Inc., the largest Hispanic media company in the U.S. He served as President and Chief Executive Officer of Media General, Inc., one of the U.S.’s largest owners of television stations, from December 2014 until January 2017, following the company’s merger with LIN Media LLC. Mr. Sadusky served as President and Chief Executive Officer of LIN Media LLC from 2006 to 2014 and was Chief Financial Officer from 2004 to 2006. Prior to joining LIN Media LLC, he held several management positions, including Chief Financial Officer and Treasurer, at Telemundo Communications, Inc. from 1994 to 2004, and from 1987 to 1994, he performed attestation and consulting services with Ernst & Young, LLP. Mr. Sadusky formerly served on the board of directors of Hemisphere Media Group, Inc. Previously, he served on the Open Mobile Video Coalition, to which he served as President from 2011 until its integration into the National Association of Broadcasters in January 2013. He formerly served on the boards of directors of JVB Financial Group, LLC, Maximum Service Television, Inc., Media General, Inc., LIN Media LLC and NBC Affiliates.

Mr. Sadusky earned a Bachelor of Science degree in Accounting from Pennsylvania State University where he was a University Scholar. He earned a Master of Business Administration degree from the New York Institute of Technology.

Marco Sala, 61, has served as a member of the Board of Directors and Chief Executive Officer of the Company since its admission to the listing on the NYSE in 2015. Before then and since 2009, Mr. Sala served as Chief Executive Officer and a member of the Board of Directors of predecessor GTECH S.p.A. (formerly Lottomatica Group). Prior to the Company's admission to the listing on the NYSE in 2015, Mr. Sala served on the Board of Directors of Lottomatica since 2003, when he joined as Co-General Manager, before being appointed Managing Director with responsibility for the Italian Operations and other European activities since 2006.

In June 2020, Mr. Sala was appointed to the Board of Directors of De Agostini. He is also a member of the Board of Directors of Save the Children Italia, the Italian extension of the worldwide non-profit organization, and a member of the Board of Directors of the Rome Biomedical Campus University Foundation, a non-profit organization in charge of promoting scientific research and of supporting the Biomedical Campus University of Rome. Until June 2019, Mr. Sala served as a member of the Board of Directors of OPAP S.A., a Greek gaming and sports betting operator.

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

Gianmario Tondato da Ruos, 61, has served on the Board since the formation of the Company and is Chair of the Compensation Committee. From 2006 to the formation of the Company, Mr. Tondato da Ruos served as a Lead Independent Director of GTECH S.p.A. (formerly Lottomatica Group). Mr. Tondato da Ruos has served as the Chief Executive Officer of Autogrill S.p.A. since April 2003. He joined Autogrill Group in 2000, and moved to the United States to manage the integration of the North American subsidiary HMSHost and successfully implemented a strategic refocusing on concessions and diversification into new business sectors, distribution channels, and geographies.

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

Senior Management

Renato Ascoli, 59, is Chief Executive Officer, Global Gaming, and is responsible for the IGT Gaming business. This includes PlayDigital, Sports, Italy Gaming, Global Gaming Sales, Global Gaming Product Management, Global Gaming Studios, Global Manufacturing, Operations and Services including Global Gaming Technology. Prior to his appointment as CEO, Global Gaming, Mr. Ascoli served as CEO, North America of IGT. In this capacity, other than serving all North America Customers, he held global responsibility for product development, manufacturing, product management, technology and delivery of all the Company’s portfolio outside Italy: gaming, digital, and lottery.

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

Fabio Cairoli, 55, is Chief Executive Officer, Global Lottery, and is responsible for the IGT Lottery business. This includes Global Lottery Sales and Operations, Global Lottery Product and Sales Development, Global Lottery Technology and Support. Prior to this role, Mr. Cairoli served as Chief Executive Officer, Italy, where he was responsible for managing all business lines, marketing services, and sales for the Company’s Italian operations. Through his leadership of the largest lottery operator in the world, Mr. Cairoli shares insights and best practices with other organizations in the Company. Mr. Cairoli joined the Company in 2012 as Senior Vice President of Business. He has more than 20 years of experience in consumer goods for multinational organizations, with both local and international expertise. He served as Group General Manager and Board Member of Bialetti Industrie, a world-renowned Italian manufacturer and retailer of stovetop coffee (espresso) makers and small household electrical appliances. During his tenure at Bialetti, he was responsible for turning around the business by refocusing strategy, streamlining costs, and optimizing the product portfolio and retail presence.

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

Walter Bugno, 61, is Executive Vice President, New Business and Strategic Initiatives, and is responsible for leading business development in jurisdictions where IGT is not present, and where — while there may be a company presence — there is no defined product segment presence. Additionally, the New Business and Strategic Initiatives group, under Mr. Bugno’s leadership, is responsible for managing new in-country initiatives during the start-up phase and offering on-demand commercial support globally for key accounts with multiple product requirements. He is also responsible for managing key strategic initiatives within existing jurisdictions as needed and as determined by company leadership.

Prior to this role, Mr. Bugno served as Chief Executive Officer, International, where he was responsible for the management and strategic development of the International region. He worked directly with the Company’s management teams to implement the Company’s vision through the ongoing delivery of value to customers, shareholders, and employees. Mr. Bugno led the Company’s lottery, gaming, and interactive businesses throughout Europe (except Italy), as well as in the Middle East, Latin America and the Caribbean, Africa, and the Asia-Pacific region. He also oversaw private manager agreement opportunities across these regions. He joined GTECH S.p.A. (formerly known as Lottomatica Group) in July 2010 as President and CEO of SPIELO International. He led the business by capitalizing on the many growth opportunities in the gaming industry, and overseeing the Company’s long-term strategic direction. In 2012, Mr. Bugno’s portfolio expanded to include the Company’s interactive business. Under his leadership, SPIELO experienced substantial growth and became a major contributor to the Company’s total earnings. From 2006 to 2009, Mr. Bugno was the CEO of Casinos for Tabcorp Holdings Limited, Australia’s premier gambling and entertainment group. During his tenure with Tabcorp, Mr. Bugno transformed the business from being product-driven to customer-driven by revitalizing the customer casino experience with new loyalty programs, products, and customer service. Some of his successes included a new 12-year exclusive casino license with the New South Wales government, expansion of gaming products, and increases in market share.

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

Fabio Celadon, 49, is Executive Vice President, Strategy and Corporate Development, and is responsible for IGT’s Strategy, Mergers and Acquisitions and Competitive Intelligence functions. Under his direction, the organization monitors industry and competitive trends in IGT’s core and adjacent markets; develops IGT’s portfolio strategy; identifies key portfolio initiatives and supports the business unit CEOs in the identification and execution of their business unit strategic initiatives; executes the Group’s M&A strategy (mergers, acquisitions, JVs and divestitures), managing deal evaluation, structuring and negotiation, and coordinating internal cross-functional teams as well as external advisors.

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

Mr. Celadon previously served as Managing Director, IGT Greater China and Senior Vice President, IGT International. In this role, he was responsible for managing IGT’s business and operations across lotteries, video lotteries, sports betting and interactive, and mobile gaming in Greater China. He was also responsible for the strategic development of IGT’s business in Greater China, India, and Japan.

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

Prior to joining Lottomatica, he was a partner with Atlantis Capital Partners, a private equity firm, and prior to that, he worked for Morgan Stanley in London in the mergers and acquisitions department. Mr. Celadon holds a Law Degree from LUISS Guido Carli University and an MBA from Columbia Business School in New York.

Dorothy Costa, 49, is Senior Vice President, People & Transformation, and has strategic oversight for the IGT People and Transformation function, including all senior strategic business partners and the total rewards, diversity & inclusion, organization transformation and global services and talent management centers of excellence.

Ms. Costa has more than 26 years of Human Resources experience, with 22 in the lottery and gaming industry. Prior to her current role, Ms. Costa was IGT’s Vice President of People & Transformation, where she had worldwide responsibility as the Human Resources Business Partner supporting the North America business unit that includes both gaming and lottery within IGT. She also served as Senior Director of Human Resources for the Products & Services organization, which consisted of product marketing and technology solutions for lottery, gaming, interactive, and betting, as well as HR Business Partner for all corporate functions within the Company. Her areas of responsibility within these groups included staffing, compensation, employee relations, talent development, succession planning, and executive coaching. Early in her career, she worked for Citizens Financial Group in various HR roles in Rhode Island.

Ms. Costa holds a Bachelor of Science degree in Business Management from Rhode Island College, and an MBA in Organizational Leadership from Johnson & Wales University in Providence, RI. She also completed the Advanced Human Resource Executive Program at the University of Michigan, Michigan Ross School of Business Executive Education.

Scott Gunn, 54, is Senior Vice President, Corporate Public Affairs, and is responsible for the Company’s public affairs related to government relations strategy, and is instrumental in directing and facilitating government relationships and public engagement to advance global business interests for the Company. Mr. Gunn has been with the Company for more than 25 years, and has held positions in operations, sales, business development, and public affairs. Prior to his current role, he was Senior Vice President of Global Government Relations and North America Lottery Business Development, overseeing worldwide government relations strategy and managing the Company’s global network of government relations resources, as well as pursuing public sector market opportunities for the Company’s various lines of business in North America.

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

Wendy Montgomery, 58, is Senior Vice President, Global Brand, Marketing and Communications, and oversees the strategy for the Company’s global brand, trade shows, product marketing, and external communications, including community relations, responsible gaming, and corporate social responsibility. Prior to joining the Company in 2018 as Senior Vice President of Global Lottery Marketing, Ms. Montgomery spent 13 years at the Ontario Lottery and Gaming Corporation where she led marketing, sales, operations, policy and planning, and the iGaming business. Her previous experience spans multiple industries, including in the entertainment business in her role as Vice President and General Manager, W Network, under Corus Entertainment, Inc., and before that, in the telecommunications field as Vice President of Marketing with Star Choice Communications, Inc. She has also held leadership roles in apparel, consumer products, and food categories, and has previously lived and worked in South Africa, Israel, Eastern Europe, Canada, and the United States.

Ms. Montgomery is a graduate of the Executive Leadership Program at Queen’s University in Kingston, Canada. She holds a diploma in Marketing Management from the Institute of Marketing Management in Johannesburg, South Africa, as well as a Higher National Diploma in Business Studies from Greenwich University in London, U.K.

Timothy M. Rishton, 55, is Senior Vice President, Chief Accounting Officer, and is responsible for overseeing Accounting and Tax, including developing and maintaining systems and internal controls over financial reporting; and the preparation of the Company's consolidated annual reporting in accordance with generally accepted accounting principles. Mr. Rishton served as the Company’s Interim Chief Financial Officer from January 2020 through April 2020.

Prior to the formation of the Company, Mr. Rishton served as the Chief Accounting Officer for GTECH S.p.A. Mr. Rishton has been with the Company (and predecessor GTECH) since 1995, and over his 25 years with the Company, he has held a series of roles with increasing responsibility, including Vice President - Finance, Assistant Corporate Controller and Director of Accounting.

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

Christopher Spears, 53, is Senior Vice President, General Counsel, and is responsible for leading IGT’s global legal strategy and function. In this role he is responsible for managing IGT’s internal legal team and outside legal advisors, providing counsel to IGT’s board of directors and executive leadership team and managing IGT’s legal issues across a wide range of global subject matter areas including corporate governance, compliance, litigation, mergers and acquisitions, intellectual property, licensing and commercial and operational issues.

Mr. Spears has over 25 years of legal experience with a focus on supporting the broad legal needs of global businesses, including corporate governance, securities, capital markets, mergers and acquisitions, compliance, intellectual property and litigation. Prior to joining IGT in 2017, Mr. Spears served in a series of roles of increasing responsibility at Caterpillar Inc., including as Deputy General Counsel with responsibility for global commercial law matters, corporate governance and mergers and acquisitions, Chief Ethics and Compliance Officer with responsibility for global compliance and General Counsel – Asia-Pacific based in Singapore. Before joining Caterpillar Inc., Mr. Spears was in private practice with a focus on mergers and acquisitions, securities and corporate law.

Mr. Spears holds a Bachelor of Science degree in Business Administration from Berea College and MBA and Juris Doctorate degrees from the University of Kentucky.

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

There are no familial relationships among any of the Parent’s directors, senior managers or the senior consultant set forth above.

B.    Compensation

Non-Executive Director Compensation

The Parent’s compensation policy for non-executive directors is to provide an annual cash retainer payable in quarterly tranches as well as a restricted stock unit (“RSU”) award vesting on an annual basis. Additional cash retainers are provided for the non-executive directors serving as Chairpersons of the Board and/or the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee as well as the Lead Independent Director. Awards to non-executive directors under the Long-Term Incentive (“LTI”) Compensation Plan (“LTIP”) vest over the service period of the award.

LTIP - Annual Equity Awards for Continuing Non-Executive Directors

On the date of each annual meeting of the Parent’s shareholders (“AGM”) each non-executive director continuing to serve after that date will automatically be granted an award of RSUs which vest on the AGM date of the next financial year. The number of RSUs covered by each such award will be determined by dividing (1) the Annual Equity Award grant value by (2) the closing price of an ordinary share as of the date of grant (rounded down to the nearest whole unit).

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
X - Y
X
where:

•X is the number of days in the period beginning with (and including) the date of the AGM immediately preceding the appointment date (the Previous AGM) and ending on (and including) the date of the AGM immediately after the appointment date (the Next AGM); and
•Y is the number of days in the period beginning with (and including) the date of the Previous AGM and ending on (and including) the appointment date.

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

2020 Plan Year Actual Compensation

The following table sets forth the approximate compensation received or earned, calculated in accordance with the Companies Act 2006 and relevant regulations, as applicable, by the Company’s non-executive directors during the year ended December 31, 2020.

Name & Position(s)(1)	Fees ($)	Taxable Benefits ($)(2)	RSUs ($)(3)	Total
Lorenzo Pellicioli Non-executive Director Chairperson of the Board	150,000	—	345,662	495,662
James F. McCann Non-executive Director Vice-Chairperson of the Board Lead Independent Director Chairperson of the Nominating and Corporate Governance Committee	140,000	20,478	304,180	464,658
Paget L. Alves(4) Non-executive Director	48,974	9,441	—	58,415
Beatrice H. Bassey(5) Non-executive Director	78,077	—	330,552	408,629
Alberto Dessy(6) Non-executive Director	109,377	—	276,537	385,914
Marco Drago Non-executive Director	100,000	—	276,537	376,537
Heather J. McGregor Non-executive Director	100,000	—	276,537	376,537
Dr. Samantha Ravich Non-executive Director	100,000	—	276,537	376,537
Vincent L. Sadusky Non-executive Director Chairperson of the Audit Committee	140,000	6,720	276,537	423,257
Gianmario Tondato da Ruos Non-executive Director Chairperson of the Compensation Committee	130,000	—	276,537	406,537
(1) Marco Sala, the Company’s Chief Executive Officer, and Massimiliano (Max) Chiara, the Company’s Chief Financial Officer, also serve on the board of directors, but do not receive any additional compensation for such service. Please see the Executive Officer Compensation section below for information regarding Mr. Sala and Mr. Chiara’s compensation.
(2) Relates to reimbursable meal and travel expenses for attending Board of Director meetings in the U.K.
(3) Amount reflects the number of RSUs granted at the 2020 AGM multiplied by $12.14, the three-month ending stock price as of December 31, 2020. The RSUs vest on the date of the 2021 AGM. Ms. Bassey’s RSU also includes a pro-rated award for her services from March 20, 2020 to June 25, 2020, the amount of which is equal to the number of shares granted times the stock price on the vesting date, $8.78.
(4) Mr. Alves did not stand for re-election at the 2020 AGM and his term ended on June 25, 2020. Mr. Alves received a prorated amount of compensation for his services during the year.
(5) Ms. Bassey was appointed to the board of directors on March 20, 2020 and received a prorated amount of compensation for her services during the year.
(6) Includes a 4% stipend related to Italian regulatory requirements.

Executive Officer Compensation

Total Executive Officer Compensation

The following table sets forth the approximate 2020 compensation received or earned, calculated in accordance with the Companies Act 2006 and relevant regulations, as applicable, by the Company’s executive officers as of December 31, 2020, including Marco Sala, CEO; Renato Ascoli, CEO, Global Gaming; Walter Bugno, Executive Vice President of New Business and Strategic Initiatives; Fabio Cairoli, CEO Global Lottery; Fabio Celadon, Executive Vice President of Strategy and Corporate Development; Massimiliano (Max) Chiara, Executive Vice President and CFO; Dorothy Costa, Senior Vice President, People & Transformation; Scott Gunn, Senior Vice President of Corporate Public Affairs; Wendy Montgomery, Senior Vice President, Global Brand, Marketing and Communications; and Christopher Spears, Senior Vice President and General Counsel. Also included is compensation paid to Alberto Fornaro, former Executive Vice President and CFO who resigned from the Company effective January 31, 2020; Mario Di Loreto, who served as Executive Vice President of People & Transformation until April 6, 2020 and as Senior Advisor to IGT Group CEO effective April 6, 2020 until his resignation on December 31, 2020; Timothy Rishton, Senior Vice President and Chief Accounting Officer, who served as interim CFO upon

Mr. Fornaro’s departure on January 31, 2020 until Mr. Chiara joined the Company on April 6, 2020; and Robert Vincent, Chairperson of IGT Global Solutions Corporation who provides consulting services to the Company, the fees for which are included as “Other” compensation in the table below.

Name	Salary ($)(1)	2020 Bonus ($)(2)	Equity Awards ($)(3)	Other ($)(4)(5)	Total ($)
Marco Sala, Chief Executive Officer	979,998	—	3,368,947	1,476,872	5,825,817
Max Chiara, Chief Financial Officer	453,846	—	1,054,735	795,465	2,304,046
Other Executive Officers & Senior Consultant	3,974,608	—	5,067,127	9,240,737	18,282,472
(1) Mr. Sala’s annual salary is $1,000,000 paid monthly, of which 70% is paid in GBP and 30% in EUR, both of which are converted using fiscal year-to-date exchange rates. In addition to base salary, the amount includes true-up payments related to foreign currency fluctuations and tax equalization, per his employment contract. Mr. Sala’s 2020 salary also reflects a 50% reduction from the April 2020 to September 2020 period.
Mr. Chiara’s annual salary is $800,000 paid bi-weekly. He joined the Company in April 2020, therefore his salary reflects a prorated annual amount as well as a 30% reduction for the April 2020 to September 2020 period.
(2) The short-term incentive plan (STIP) was cancelled for the 2020 fiscal year.
(3) Amount reflects the number of RSUs granted in 2020 multiplied by $12.14, the three-month ending stock price as of December 31, 2020. The performance-based PSUs subject to the 2018 to 2020 performance period did not meet threshold achievement and therefore no shares will vest with respect to such performance-based PSUs.
(4) Represents the value of certain health, welfare and other benefits received by the executive officers during 2020 (including tax preparation, employer contributions to post-retirement plans, relocation benefits and taxable life insurance premiums paid). Also includes car allowances, housing allowances, and perquisites. Mr. Sala’s other compensation also includes tax equalization of $228,363 related to benefits received in 2020. Mr. Chiara’s other compensation also includes $500,000, the first installment of a $2.0 million bonus to be paid in four equal installments, provided to compensate Mr. Chiara for his forfeited compensation at his previous employer. The amount in Other Executive Officers & Senior Consultant also includes severance and benefits payments to Mr. Di Loreto pursuant to his separation agreement and consulting fees paid to Mr. Vincent.
(5) Mr. Sala’s 2020 compensation includes a $766,717 pension contribution related to his 2019 STIP. In future periods, the Company will report any accrued pension contribution as part of compensation for the period in which it is accrued, rather than paid.

Key Compensation Decisions Related to COVID-19

As a result of the global onset of the coronavirus (COVID-19), the Compensation Committee approved six-month salary reductions, effective April 1, 2020 through September 30, 2020, of 50% for Mr. Sala and 30% for Mr. Chiara. Other executives received salary reductions ranging from 20% to 50% for the same six-month period. These salary reductions further impacted certain global leadership roles on a declining percentage scale for the same six-month period. In addition, the Compensation Committee cancelled the 2020 Short-Term Incentive Plan (STIP) for all eligible employees, including the executive officers.

Historically, IGT has awarded equity in the form of Performance Share Units (PSUs), which vest based on achievement against predetermined company financial performance targets. This practice, however, proved challenging in 2020 amid the COVID-19 pandemic. Establishing forward-looking performance metrics during this continued time of uncertainty led the Committee to consider alternatives for this year’s process. The Compensation Committee altered historical practice of granting PSUs and approved a one-time restricted stock unit (RSU) award, as permitted under IGT’s 2015 Equity Incentive Plan, deeming this a more appropriate way to recognize the global eligible employee population, including executive officers, for their extraordinary efforts to ensure IGT's success during this unprecedented year.

Long-Term Incentive Compensation Plans

The Company’s 2015 Equity Incentive Plan provides for several different types of stock-based awards including stock options, restricted stock and RSUs, both time and performance-based. The principal purposes of granting LTI awards are to assist the Company in attracting and retaining executive officers, to provide a market-competitive total compensation package and to motivate recipients to increase shareholder value by enabling them to participate in the value created, thus aligning their interests with those of the Company’s shareholders.

Grants of LTI

The table below sets forth the time-based RSUs granted pursuant to the Company’s compensation plans to its executive officers during 2020, which will vest 50% on December 31, 2021 and the remaining 50% will vest on December 31, 2022, based on continued service through the applicable vesting dates.

Name	No. of Shares	Grant Date Fair Value	Vesting Period	Grant Date	Per Share Market Price on Date of Grant
Marco Sala, Chief Executive Officer	277,508	$9.08	2020-2022	November 6, 2020	$9.08
Max Chiara, Chief Financial Officer	86,881	$9.08	2020-2022	November 6, 2020	$9.08
Other Executive Officers	417,391	$9.08	2020-2022	November 6, 2020	$9.08

No performance-based PSUs or stock options were granted in 2020.

Performance against 2018 to 2020 performance conditions for the PSUs vesting (2018 PSUs)

The equity awards amount included in the 2020 officer compensation table reflects the PSUs granted in 2018, the vesting of which was dependent on performance over three financial years ending on December 31, 2020 and continued service until April 1, 2021 for 50% of the PSUs earned and April 1, 2022 for the remaining 50% of PSUs earned.

The vesting of the 2018 PSUs were tied to first achieving a three-year Cumulative Consolidated Adjusted EBITDA of at least 92.5% adjusted by an Adjusted Net Debt scoring factor measured on the Adjusted EBITDA/Adjusted Net Debt Scoring Matrix that positively or negatively adjusts the Adjusted EBITDA payout based on Adjusted Net Debt results versus the plan target. The performance of these awards is further modified by the Company’s relative total shareholder return performance against the Russell Mid Cap Market Index. Given the impact of COVID-19 on the Company’s financial results, threshold Adjusted EBITDA performance for vesting was not achieved and the Compensation Committee did not use discretion to vest any portion of the 2018 PSUs. The performance achieved against the performance targets is shown below.

($ in millions)	Threshold	Target	Maximum	2020 Performance	Performance % of Target	Payout %
2018 - 2020 Adjusted Cumulative EBITDA	4,867	5,262	5,525	4,565	87%	—%
Adjusted Net Debt	7,681	7,381	7,081	6,968	106%	—%
EBITDA/Net Debt Matrix Result						—%
Relative TSR(1) Modifier	<25th	60th	>75th	8.0%	13%	75.0%
Performance results (% of target)(2)						—%
Total PSUs earned (% of maximum)(3)						—%
(1) Total Shareholder Return (TSR).
(2) EBITDA/Net Debt Matrix Result payout (0.0%) multiplied by Relative TSR Percentile payout (75.0%).
(3) The maximum number of shares to be earned under the 2018 PSU plan is 145% of target.

Amounts accrued for pensions and similar benefits

At December 31, 2020, the total amount accrued by the Company to provide pension, retirement, or similar benefits was $13.6 million.

Severance Arrangements

Certain executive officers of the Company are entitled to severance payments and benefits if such executive officer’s employment is terminated other than for cause under either individual employment agreements or provisions of national collective agreements for executives of the industry.

The employment agreements with United States-based executive officers (i.e., Messrs. Celadon, Chiara, Gunn, and Spears and Mses. Costa and Montgomery) generally provide for the following benefits upon a termination other than for “cause”:
•18 months of base salary;
•18 months of short-term incentives (“STI”) (based upon a three-year average) and perquisites;
•18 months tax preparation;
•any accrued but unpaid STI earned for the prior fiscal year;
•a prorated STI for the current fiscal year based on actual performance;
•18 months of health and welfare benefits continuation; and
•18 months following termination of employment to exercise vested stock options, unless the options otherwise expire under the original terms and conditions of the award.

In addition, upon the United States executive officer’s death or disability, the executive officer will be entitled to the following benefits under the employment agreements:
•18 months of base salary;
•18 months of STI compensation (based upon a three-year average) and perquisites;
•18 months of tax preparation;
•any accrued but unpaid STI earned for the prior fiscal year;
•a prorated STI for the current fiscal year based on actual performance;
•24 months of health and welfare benefits continuation; and
•18 months following termination of employment to exercise vested stock options, unless the options otherwise expire under the original terms and conditions of the award.

Upon US-based executive officer’s retirement from the Company, these employment agreements also provide for accelerated vesting of a portion of an executive officer’s outstanding RSUs and PSUs and an ability to exercise vested options until the expiration date.

The employment agreement with Mr. Bugno requires a six month notice period and provides consideration for non-compete provisions over a 12 month period to be paid monthly over the period in addition to a severance payment upon a termination other than for “cause.” Each payment approximates two times Mr. Bugno’s base salary.
Pursuant to the terms of the Italian national collective agreement for executives of the industry (Contratto Collettivo Nazionale di Lavoro per i Dirigenti di Aziende produttrici di beni e servizi), Messrs. Sala (30% of employment), Ascoli, and Cairoli are generally entitled, unless ad hoc agreements provide differently, to the following severance payments and benefits upon a termination of employment by Lottomatica other than for “cause,” a resignation for “good reason,” or due to the executive officer’s death or disability:
•severance pay determined under the collective agreement;
•any accrued but unpaid STI earned for the prior fiscal year; and
•a notice indemnity equal to a minimum of six and a maximum of 12 months of total base salary and STI compensation.

Under the Lottomatica service agreement, Mr. Sala’s base salary is €244,479 ($300,000) at December 31, 2020 divided into 13 equal gross installments, plus additional benefits, including a company car. Mr. Sala also receives an integrative pension fund in accordance with Italian law.

Mr. Sala also has a service agreement with the Parent (70% of employment), under which Mr. Sala shall be paid a salary of £512,070 ($700,000 as of December 31, 2020) per annum and this salary shall be reviewed by the Board annually, but the Parent is under no obligation to award an increase in salary.

Mr. Sala’s service agreement with the Parent (70% of employment) can be terminated by either party on the giving of six months’ notice, if not, immediately for cause. Mr. Sala cannot resign without prior approval from the Board. Following termination of employment, for a period of 24 months thereafter, Mr. Sala is subject to certain restrictive covenants, including restrictions on soliciting or providing goods or services to certain customers, employing or enticing away from the group certain persons employed by any group company or being involved with any business in competition with any group company, among others. As consideration for compliance with the post-employment restrictive covenants, Mr. Sala is entitled to a lump sum payment equal to two years’ base salary and any STI payments for the two financial years prior to the date of termination.

According to a severance agreement entered into between the Company and Mr. Sala (which supersedes a stability agreement originally entered into on February 20, 2012 between Mr. Sala and legacy GTECH S.p.A. and then assigned to Lottomatica S.p.A. as part of the merger), subject to Mr. Sala continuing to work during his notice period, he is entitled to a severance payment equal to one year’s base salary (plus any amounts owed to Mr. Sala) and a pro-rated STI payment as of the date of termination based on the projection of the Company’s full year business and financial results. The severance payment is subject to the Company determining that Mr. Sala is a good leaver which includes, but is not limited to, circumstances involving redundancy, permanent incapacity, or retirement with the agreement of the Company. No severance payment will be made if Mr. Sala’s employment is terminated for cause.
The table below sets out the payments pursuant to provisions of Mr. Sala’s service and severance agreements with the Parent assuming a termination of employment as of December 31, 2020.

	Period	Estimated Value at December 31, 2020 ($) (1)
Severance Provisions
Base Pay	12-months	1,000,000
STI	Pro-rated at termination date (2)
Non-Compete Provisions
Additional Base Pay	Actual base for last 2 years	2,000,000
Projected STI	Actual payout for last 2 years (2018 & 2019)	4,802,550
	Total Value	7,802,550
(1) Excludes impact of FX payments and tax equalization, per Mr. Sala’s employment contract, which is calculated as of the payment dates.
(2) The short-term incentive plan was cancelled for the 2020 fiscal year. As of December 31, 2020, the pro-rated amount Mr. Sala would be entitled to is $0.

The Parent will also fully reimburse all executives for business expenses incurred in accordance with Company policy.

In the event of a change in control, the Parent’s equity incentive plan provides for full accelerated vesting of all outstanding share options, share appreciation rights and full-value awards (other than performance-based awards), when a replacement award is not provided. In addition, any performance-based award for which a replacement award is not issued will be deemed to be earned and payable with all applicable performance metrics deemed achieved at the greater of: (a) the applicable target level; or (b) the level of achievement as determined by the Compensation Committee not later than the date of the change in control, taking into account performance through the latest date preceding the change in control as to which performance can practically be determined, but in no case, later than the end of the applicable performance period.

C.     Board Practices

As of February 24, 2021, the Board consists of 11 members. The current directors were elected by shareholder vote on June 25, 2020, other than Marco Sala, who was elected to a term of three years at the Company’s annual general meeting in 2018. See “Item 6.A. Directors and Senior Management” above. The term of office of the current Board will expire at the conclusion of the next annual general meeting of the Company. Each director may be re-elected at any subsequent general meeting of shareholders. None of the Parent’s directors have service contracts with the Parent (or any subsidiary) providing for benefits upon termination of employment as a director, although Mr. Sala and Mr. Chiara have entered into severance arrangements with the Parent as described in section “Item 6.B. Compensation - Severance Arrangements”.

The directors are responsible for the management of the Company’s business, for which purpose they may exercise all of the powers of the Parent whether relating to the management of the business or not. As described above in section “Item 6.A. Directors and Senior Management,” as of February 24, 2021, the Board is comprised of (i) seven independent directors including James F. McCann, the Vice Chairperson of the Board and Lead Independent Director, and (ii) four non-independent directors including the Parent’s CEO, Marco Sala, the Parent’s CFO, Massimiliano Chiara, the Board’s Chairperson, Lorenzo Pellicioli, and Marco Drago. Messrs. Pellicioli and Drago are the chief executive officer and chairperson of the board, respectively, of De Agostini, the Parent’s controlling shareholder. Mr. Sala was appointed to the board of De Agostini on June 27, 2020.

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

The Audit Committee

The Parent’s Audit Committee is responsible for, among other things, assisting the Board’s oversight of:

•the integrity of the Parent’s financial statements;
•the Parent’s compliance with legal and regulatory requirements;
•the independent registered public accounting firm’s qualifications and independence;
•the performance of the Parent’s internal audit function and independent registered public accounting firm; and
•the Parent’s internal controls over financial reporting and systems of disclosure controls and procedures.

As of February 24, 2021, the Audit Committee consists of Vincent L. Sadusky (chairperson), Alberto Dessy, and Heather J. McGregor. Each member of the Audit Committee must meet the financial literacy requirement, as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. See “Item 16A. Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial experts.

The Compensation Committee

The purpose of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation of the Parent’s executives and directors. The Compensation Committee is responsible for, among other things:

•ensuring that provisions regarding disclosure of information, including pensions, as set out in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (U.K.), are fulfilled;
•producing a report of the Parent’s remuneration policy and practices to be included in the Parent’s U.K. annual report and ensure that it is approved by the Board and put to shareholders for approval at the annual general meeting in accordance with the Companies Act 2006;
•reviewing management recommendations and advising management on broad compensation policies such as salary ranges, deferred compensation, incentive programs, pension, and executive stock plans;
•reviewing and approving goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives, and setting the CEO’s compensation level based on this evaluation;
•monitoring issues associated with CEO succession (in non-emergencies) and management development;
•making recommendations to the Board with respect to non-CEO executive officer compensation, incentive compensation plans and equity-based plans that are subject to Board approval;
•reviewing and recommending director compensation;
•creating, modifying, amending, terminating, and monitoring compliance with stock ownership guidelines for executives and directors;
•designing, reviewing and amending the Company’s policies relating to anti-harassment and coercion, and providing oversight of the enforcement of such policies by the Company’s People & Transformation department;
•evaluating risks associated with the Parent’s compensation and benefits policies, plans and programs and discussing with management procedures to identify and mitigate such risks; and
•reviewing, monitoring and making recommendations to the Board on human capital management matters including culture and employee engagement, and diversity, equity and inclusion.

As of February 24, 2021, the Compensation Committee consists of Gianmario Tondato da Ruos (chairperson), Alberto Dessy, and Samantha Ravich.

The Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for, among other things:

•recommending to the Board, consistent with criteria approved by the Board, the names of qualified persons to be nominated for election or re-election as directors and the membership and chairperson of each Board committee;
•reviewing each Director’s character and integrity prior to appointment and in connection with re-nomination decisions and Board evaluations;
•periodically reviewing the size, composition (including diversity) and leadership of the Board and committees thereof and recommending any proposed changes to the Board;
•reviewing directorships in other public companies held by or offered to directors and senior officers of the Parent with a view to ensuring that such external positions do not have a negative impact on the performance of such director;
•making recommendations to the Board for any changes, amendments, and modifications to the Parent’s code of conduct and promptly disclosing any waivers for directors or executive officers, as required by applicable law;
•reviewing and reassessing from time to time the Parent’s Corporate Governance Guidelines and recommending any changes to the Board;
•determining, at least annually, the independence of each director under the independence requirements of the NYSE and any other regulatory requirements and report such findings to the Board;
•overseeing, at least annually, the evaluation of the performance of the Board and each Board committee, as well as individual directors where appropriate;
•assisting the Parent in making the periodic disclosures related to the Nominating and Corporate Governance Committee and required by rules issued or enforced by the SEC, the Companies Act 2006 and any other rules and regulations of applicable law;
•making recommendations to the Board concerning CEO emergency succession plans;
•giving due consideration to the Parent’s legal obligations in the context of nominations and corporate governance, including any changes in applicable law and to recommendations and associated guidance from advisors, professional bodies, and proxy advisory firms; and
•overseeing management’s corporate social responsibility program and giving due consideration to diversity and inclusion, sustainability, environmental and social matters that could impact the Company, the environment or the communities in which the Company operates.

As of February 24, 2021, the Nominating and Corporate Governance Committee consists of Mr. McCann (chairperson), Beatrice Bassey and Samantha Ravich.

The charters for each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are available at www.igt.com; information contained thereon, including each committee charter, is not included in, or incorporated by reference into, this annual report on Form 20-F.

Indemnification of Members of the Board

The Parent has committed, to the fullest extent permitted under applicable law, to indemnify and hold harmless (and advance any expenses incurred, provided that the person receiving such advancement undertakes to repay such advances if it is ultimately determined such person was not entitled to indemnification), each of the Parent’s and its subsidiaries’ present and former directors, officers, and employees against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities, and settlement amounts paid in connection with any claim, action, suit, proceeding, or investigation arising out of or related to such person’s service as a director, officer, or employee of the Parent or any of its subsidiaries.

D.     Employees

As of December 31, 2020, the Company conducted business in more than 100 countries on six continents and had 11,048 employees. The Company believes that its relationship with its employees is generally satisfactory. Most of the Company’s employees are not represented by any labor union. However, labor agreements are common in some countries around the world and the Company recognizes such arrangements and works closely with the applicable work councils. Relations with the Company’s mid-level employees and production workers in Italy are subject to Italy’s national collective bargaining agreement for the metalworks industry. Relations with the Company’s executives in Italy are subject to the national collective bargaining agreement for executives in the industry companies producing services (CCNL Dirigenti Industria). During the last four years, the Company has not experienced any strike that significantly influenced its business activities. In the United States, three organizational units, totaling less than 100 employees, have elected representation by third-party union organizations. Collective bargaining agreements are in place with two of the organizational units and the Company is negotiating in good faith a collective bargaining agreement with the third organizational unit.

The Company is operated under two business segments supported by central corporate support functions.

Employees by Segment

	At December 31,
	2020	2019	2018
Global Lottery	4,205	4,356	3,764
Global Gaming	5,421	5,981	6,695
Corporate and Other	1,422	1,585	1,641
	11,048	11,922	12,100

On July 1, 2020, the Company adopted a new organizational structure focused on two business segments: Global Lottery and Global Gaming, along with a streamlined corporate support function. The chart above recasts the prior period employee information to conform to the current year presentation.

The chart above includes 15, 131, and 147 interns and temporary employees at December 31, 2020, 2019, and 2018, respectively.

As of December 31, 2020, the proportion of women among permanent employees was 31.46% and 20.33% of employees with the title of vice president or higher were female.

In 2020, 768 employees left the Company voluntarily. The staff voluntary attrition rate was 6.70%, compared to 7.32% in 2019 and 7.88% in 2018. Additionally, 784 employees had their employment involuntarily terminated, 513 of which were workforce reductions.

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

The following table sets forth information, as of February 24, 2021, regarding the beneficial ownership of the Parent’s ordinary shares, including:

•each member of the Board;
•each executive officer and senior consultant of the Parent; and
•all members of the Board, executive officers, and senior consultant, taken together.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, the Parent believes that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares of the Parent shown as beneficially owned by that shareholder. Percentage of beneficial ownership is based on approximately 204.9 million ordinary shares of the Parent outstanding as of February 24, 2021.

Name of Beneficial Owner	Number of Ordinary Shares(1)	Number of Ordinary Shares issuable upon vest within 60 days(2)	Percentage(3)
Directors:
Lorenzo Pellicioli	117,325	—	0.06
James F. McCann	113,029	—	0.06
Beatrice H. Bassey	6,081	—	Less than 0.005
Massimiliano Chiara	—	—	Less than 0.005
Alberto Dessy	41,088	—	0.02
Marco Drago	44,367	—	0.02
Heather J. McGregor	16,936	—	0.01
Dr. Samantha F. Ravich	9,802	—	Less than 0.005
Vincent L. Sadusky	51,035	—	0.02
Marco Sala	1,401,491	35,254	0.70
Gianmario Tondato da Ruos	40,117	—	0.02
Non-Director Executive Officers:
Renato Ascoli	237,723	15,426	0.12
Walter Bugno	249,915	11,225	0.13
Fabio Cairoli	66,159	9,978	0.04
Fabio Celadon	22,058	2,287	0.01
Dorothy Costa	1,292	457	Less than 0.005
Scott Gunn	8,202	2,702	0.01
Wendy Montgomery	—	—	Less than 0.005
Christopher Spears	2,102	3,215	Less than 0.005
	2,428,722	80,544	1.22
(1) Includes shares issuable upon the exercise of options which are exercisable as of February 24, 2021, the details of which are included in the “Amount Exercisable (Vested)” in the table below.
(2) Represents performance share units expected to vest in the next 60 days, fractional amounts have been rounded down to the nearest whole number. Excludes shares issuable upon the exercise of options.
(3) Any securities not outstanding that are subject to options or conversion privileges exercisable within 60 days of February 24, 2021 are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by any person holding such securities and by all Board members and executive officers as a group, but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other individual person. Except where noted, percentages have been rounded to the nearest hundredth.

The table below sets forth the options on the Parent’s ordinary shares granted to Mr. Sala that were outstanding as of February 24, 2021. As of such date, no executive officer other than Mr. Sala held outstanding options. Further, none of the directors held outstanding options, other than Mr. Sala. For each of the option grants listed below, the options are exercisable for ordinary shares of the Parent, and there is no purchase price applicable to the options other than the exercise price indicated below.

Name	Grant Date	Amount of Shares Underlying Grant	Amount Exercisable (Vested)	Amount Unexercisable (Unvested)	Exercise Price	Expiration Date
Marco Sala	November 30, 2015	250,000	250,000	—	$15.53	May 17, 2022
	May 15, 2018	172,500	—	172,500	$30.12	May 15, 2024
For a further discussion of stock-based employee compensation, please see “Notes to the Consolidated Financial Statements—22. Stock-Based Compensation.”

Item 7.                     Major Shareholders and Related Party Transactions

A.     Major Shareholders

At February 24, 2021, the Parent’s outstanding capital stock consisted of 204,856,564 ordinary shares having a nominal value of $0.10 per share, 204,856,564 Special Voting Shares of $0.000001 each, and 50,000 sterling non-voting shares of £1.00 each, held by Intertrust Corporate Services (UK) Limited. Each ordinary share carries one vote and each special voting share carries 0.9995 votes.

The following table sets forth information with respect to beneficial ownership of the Parent’s ordinary shares by persons known by the Parent to beneficially own 5% or more of voting rights as a result of their ownership of ordinary shares and election to exercise the votes of Special Voting Shares by placing the associated ordinary shares on the Loyalty Register as of February 24, 2021.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percent of Ordinary Shares Owned	Number of Ordinary Shares on the Loyalty Register	Percent of Total Voting Power
De Agostini S.p.A.	103,422,324	50.49%	85,422,324	65.05%
Blackrock, Inc. (1)	11,480,172	5.60%	—	4.00%
 (1) Information based on Schedule 13G filed with the SEC dated February 2, 2021 by Blackrock, Inc.

At February 24, 2021, B&D Holding S.p.A. (“B&D Holding”) owned 61.24% of De Agostini. Marco Drago is the chairperson and a director of B&D Holding, and Lorenzo Pellicioli is a director of B&D Holding. B&D Holding is in turn owned by members of the Boroli and Drago families.

Significant Changes in Ownership

Prior to January 1, 2018, De Agostini's wholly-owned subsidiary, DeA Partecipazioni S.p.A., held 10,073,006 ordinary shares. Effective January 1, 2018, DeA Partecipazioni S.p.A. merged into De Agostini, resulting in the transfer of ownership of 10,073,006 ordinary shares from DeA Partecipazioni S.p.A. to De Agostini.

On May 22, 2018, De Agostini entered into a variable forward transaction (the “Variable Forward Transaction”) with Credit Suisse Securities, Sociedad de Valores S.A., as assignee of Credit Suisse International (“Credit Suisse”) relating to 18.0 million of the Company’s ordinary shares owned by De Agostini (the “Variable Forward Transaction Shares”). As part of the Variable Forward Transaction, to hedge its exposure Credit Suisse or its affiliates borrowed approximately 13.2 million of the Company’s ordinary shares from third-party stock lenders and subsequently sold such ordinary shares in an underwritten public offering through Credit Suisse Securities (USA) LLC, acting as the underwriter, pursuant to an automatically effective registration statement on Form F-3 (including a base prospectus) filed by the Company with the SEC on May 21, 2018.

De Agostini elected, effective as of May 25, 2018, to place all its owned ordinary shares, including the Variable Forward Transaction Shares, on the Loyalty Register, thereby gaining the power to exercise the votes of the related Special Voting Shares. In April 2020, De Agostini pledged the Variable Forward Transaction Shares to Credit Suisse as part of the Variable Forward Transaction and as a result removed the Variable Forward Transaction Shares from the Loyalty Register. As of February 24, 2021, no other shareholder has elected to place any ordinary shares on the Loyalty Register. For more information regarding the Special Voting Shares and the Loyalty Register, please see “Item 10.B Memorandum and Articles of Association—Loyalty Plan.”

Credit Suisse has, in the event of a De Agostini default or similar enforcement event under the pledge, the right to vote or direct the vote and dispose of or direct the disposition of the Variable Forward Transaction Shares, but not to direct the votes of the related Special Voting Shares unless Credit Suisse subsequently elects to place such shares on the Loyalty Register in accordance with the terms of the Loyalty Plan.

Voting Rights

De Agostini controls the Parent but does not have different voting rights from the Parent’s other shareholders, aside from the election to exercise the votes of the Special Voting Shares related to the shares owned by De Agostini. However, through its voting rights, De Agostini has the ability to control the Company and significantly influence the decisions submitted to a vote of the Parent’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity, and the incurrence of indebtedness.

Additional Share Information

The Parent’s ordinary shares are listed and can be traded on the NYSE in U.S. dollars. The Parent’s ordinary shares may be held in the following two ways:

•beneficial interests in the Parent’s ordinary shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee; and
•in certificated form

All of the Parent’s ordinary shares are held on the U.S. registry. At February 24, 2021, there were 204 record holders in the U.S. holding approximately 49.51% of the Parent’s outstanding ordinary shares, including ordinary shares held by Cede & Co., the nominee for DTC. Ordinary shares held through DTC may be beneficially owned by holders within or outside of the U.S. The shares held by De Agostini are beneficially owned by an entity organized under the laws of Italy. At February 24, 2021, there were 204,856,564 Special Voting Shares of the Parent outstanding, which are all held by Computershare Company Nominees Limited in its capacity as the nominee appointed by the Parent to hold the Special Voting Shares under the terms of the Parent’s Loyalty Plan.

The Parent’s Special Voting Shares are not listed on the NYSE and will be transferable only in very limited circumstances. For more information regarding the Special Voting Shares, please see “Item 10.B Memorandum and Articles of Association—Loyalty Plan.”

B.     Related Party Transactions

The Company engages in business transactions with certain related parties, which include (i) entities and individuals capable of exercising control, joint control, or significant influence over the Company, (ii) De Agostini or entities directly or indirectly controlled by De Agostini and (iii) unconsolidated subsidiaries or joint ventures of the Company. Members of the Parent’s Board of Directors, executives with authority for planning, directing, and controlling the activities of the Company and such Directors’ and executives’ close family members are also considered related parties.

The Company is majority-owned by De Agostini. Amounts receivable from De Agostini and subsidiaries of De Agostini (the “De Agostini Group”) are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of the Company’s Italian subsidiaries have a tax unit agreement, and in some cases, a value-added tax agreement, with De Agostini pursuant to which De Agostini consolidates certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority. Tax-related receivables from De Agostini were $0.0 million and $2.0 million at December 31, 2020 and 2019, respectively. Tax-related payables to De Agostini were $18.7 million and $17.0 million at December 31, 2020 and 2019, respectively.

The Company generally carries out transactions with related parties on commercial terms that are normal in their respective markets, considering the characteristics of the goods or services involved. For a further discussion of transactions with related parties, including transactions with De Agostini and companies in which we have strategic investments that develop software, hardware, and other technologies or provide services supporting the Company’s technologies, please see “Notes to the Consolidated Financial Statements - 24. Related Party Transactions.”

C.    Interests of Experts and Counsel

Not applicable.

Item 8.                 Financial Information

A.    Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for the Company’s Consolidated Financial Statements including the Notes thereto and report of its independent registered accounting firm. The Company has not yet implemented a formal policy on dividend distributions.

B.    Significant Changes

No significant changes have occurred since December 31, 2020, the date of the financial statement included in this annual report on Form 20-F.

Item 9.        The Offer and Listing

A.     Offer and Listing Details

The Parent’s ordinary shares are listed on the NYSE under the symbol “IGT.”
B.     Plan of Distribution
Not applicable.
C.    Markets
The Parent’s outstanding ordinary shares are listed on the NYSE under the symbol “IGT.”
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

The Parent’s board of directors (the “Board”)

Directors’ interests

Except as otherwise provided in the Articles, a director may not vote on or be counted in the quorum in relation to a resolution of the directors or committee of the directors concerning a matter in which he has a direct or indirect interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Parent), but this prohibition does not apply to any interest arising only because a resolution concerns any of the following matters:

•the giving of a guarantee, security, or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Parent or any of its subsidiary undertakings;

•the giving of a guarantee, security, or indemnity in respect of a debt or obligation of the Parent or any of its subsidiary undertakings for which the director has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

•a transaction or arrangement concerning an offer of shares, debentures, or other securities of the Parent or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

•a transaction or arrangement to which the Parent is or is to be a party concerning another company (including a subsidiary undertaking of the Parent) in which he or any person connected with him is interested (directly or indirectly) whether as an officer, shareholder, creditor, or otherwise (a “relevant company”), if he and any persons connected with him do not to his knowledge hold an interest in shares (as that term is used in Sections 820 to 825 of the CA 2006) representing 1% or more of either any class of the equity share capital (excluding any share of that class held as treasury shares) in the relevant company or of the voting rights available to members of the relevant company;

•a transaction or arrangement for the benefit of the employees of the Parent or any of its subsidiary undertakings (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; or

•a transaction or arrangement concerning the purchase or maintenance of any insurance policy for the benefit of directors or for the benefit of persons including directors.

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

Classes of shares

The Parent has three classes of shares in issue. This includes ordinary shares of U.S. $0.10 each; Special Voting Shares of U.S. $0.000001 each; and sterling non-voting shares of £1.00 each (the “Sterling Non-Voting Shares”).

Dividends and distributions

Subject to the CA 2006, the Parent’s shareholders may declare a dividend on the Parent’s ordinary shares by ordinary resolution, and the Board may decide to pay an interim dividend to holders of the Parent’s ordinary shares in accordance with their respective rights and interests in the Parent, and may fix the time for payment of such dividend. Under English law, dividends may only be paid out of distributable reserves, defined as accumulated realized profits (so far as not previously utilized by distribution or capitalization) less accumulated realized losses (so far as not previously written off in a reduction or reorganization of capital duly made), and not out of share capital, which includes the share premium account.

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

2.       On a poll taken at a meeting, every shareholder present and entitled to vote on the resolution has one vote for every ordinary share of the Parent of which he, she, or it is the holder, and 0.9995 votes for every Special Voting Share for which he, she, or it is entitled under the terms of the Parent’s loyalty voting structure to direct the exercise of the vote.

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

Winding up

On a return of capital of the Parent on a winding up or otherwise, the holders of the Parent’s ordinary shares (and any other shares outstanding at the relevant time which rank equally with such shares) will share equally, on a share for share basis, in the Parent’s assets available for distribution, after paying:

•the holders of the Special Voting Shares who will be entitled to receive out of the assets of the Parent available for distribution to its shareholders the sum of, in aggregate, U.S. $1.00 but shall not be entitled to any further participation in the assets of the Parent; and

•the holders of the Sterling Non-Voting Shares who will be entitled to receive out of the assets of the Parent available for distribution to its shareholders the sum of, in aggregate, £1.00 but shall not be entitled to any further participation in the assets of the Parent.

Redemption provisions

The Parent’s ordinary shares are not redeemable.

The Special Voting Shares may be redeemed by the Parent for nil consideration in certain circumstances (as set out in the Articles).

The Sterling Non-Voting Shares may be redeemed by the Parent for nil consideration at any time.

Sinking fund provisions

None of the Parent’s shares are subject to any sinking fund provision under the Articles or as a matter of English law.

Liability to further calls

No holder of any share in the Parent is liable to make additional contributions of capital in respect of its shares.

Discriminating provisions

There are no provisions discriminating against a shareholder because of his or her ownership of a particular number of shares.

Variation of class rights

The Articles treat the Parent’s ordinary shares and the Special Voting Shares as a single class for the purposes of voting. Any special rights attached to any shares in the Parent’s capital may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, either while the Parent is a going concern or during or in contemplation of a winding up, with the consent in writing of those entitled to attend and vote at general meetings of the Parent representing 75% of the voting rights attaching to the Parent’s ordinary shares and the Special Voting Shares, in aggregate, which may be exercised at such meetings, or with the sanction of 75% of those votes attaching to the Parent’s ordinary shares and the Special Voting Shares, in aggregate, cast on a special resolution proposed at a separate general meeting of all those entitled to attend and vote at the Parent’s general meetings, but not otherwise. The CA 2006 allows an English company to vary class rights of shares by a resolution of 75% of the shareholders of the class in question.

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

General meetings and notices

The Board has the power to call a general meeting of shareholders at any time. The Board shall determine whether a general meeting (including an annual general meeting) is to be held as a physical general meeting or an electronic general meeting (or a combination thereof). In addition, the Board must convene such a meeting if it has received requests to do so from shareholders representing at least 5% of the paid-up share capital of the Parent as carries voting rights at general meetings in accordance with Section 303 of the CA 2006.

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

Limitations on rights to own shares

There are no limitations imposed by the Articles or the applicable laws of England on the rights to own shares, including the right of non-residents or foreign persons to hold or vote the Parent’s shares, other than limitations that would generally apply to all shareholders.

Change of control

There is no specific provision in the Articles that directly would have an effect of delaying, deferring, or preventing a change in control of the Parent and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Parent or any of its subsidiaries. However, the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of the Parent. As a result of the loyalty voting structure, it is possible that a relatively large portion of the voting rights of the Parent could be concentrated in a relatively small number of holders who would have significant influence over the Parent. Such shareholders participating in the loyalty voting structure could reduce the likelihood of change of control transactions that may otherwise benefit holders of the Parent’s ordinary shares. For a discussion of this risk, see “Item 3. Key Information - D. Risk Factors.”

Disclosure of ownership interests in shares

Under the Articles, shareholders must comply with the notification obligations to the Parent contained in Chapter 5 (Vote Holder and Issuer Notification Rules) of the Disclosure Guidance and Transparency Rules (“DTR”) (including, without limitation, the provisions of DTR 5.1.2) as if the Parent were an issuer whose home member state is in the United Kingdom, save that the obligation arises if the percentage of voting rights reaches, exceeds, or falls below 1% and each one percent threshold thereafter (up or down) up to 100%. In effect, this means that a shareholder must notify the Parent if the percentage of voting rights in the Parent it holds reaches 1% and crosses any one percent threshold thereafter (up or down).

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

Under the Articles, if any shareholder, or any other person appearing to be interested in the Parent’s shares held by such shareholder, fails to give the Parent the information required by a Section 793 notice, then the Board may withdraw voting rights and place restrictions on the rights to receive dividends, and transfer of such shares (including any shares allotted or issued after the date of the Section 793 notice in respect of those shares).

Changes in share capital

The Articles authorize the Company to allot (with or without conferring rights of renunciation), issue, grant options over or otherwise deal with or dispose of shares in the capital of the Company and to grant rights to subscribe for, or to convert any security into, shares in the capital of the Company to such persons, at such times and upon such terms as the directors may decide, provided that no share may be issued at a discount. Pursuant to a shareholder resolution passed on June 25, 2020, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on September 24, 2021, directors are authorized to:

(i)     allot ordinary shares in the Parent, or to grant rights to subscribe for or to convert or exchange any security into shares in the Parent, up to an aggregate nominal amount (i.e., par value) of U.S. $6,824,827.70 and up to a further aggregate nominal amount of $6,824,827.70 where the allotment is in connection with an offer by way of a rights issue;

(ii)     allot Special Voting Shares and to grant rights to subscribe for, or to convert any security into, Special Voting Shares, up to a maximum aggregate nominal amount of $136.50; and

(iii)    exclude pre-emption rights: first, in relation to offers of equity securities by way of rights issue; second, in relation to the allotment of equity securities for cash up to an aggregate nominal amount (i.e., par value) of U.S. $1,023,724.20; and third, in relation to an acquisition or other capital investment up to an aggregate nominal amount (i.e., par value) of U.S. $1,023,724.20.

These provisions are more restrictive than required under English law which does not prescribe a limit for the maximum amounts for allotment of shares or exclusion of pre-emption rights.

Pursuant to a shareholder resolution passed on June 25, 2020, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on December 24, 2021, the Parent is authorized to purchase its own ordinary shares on the terms of the share repurchase contracts approved by the shareholders, provided that:

(i)   the maximum aggregate number of the Parent’s ordinary shares authorized to be purchased equals 20,474,483, representing 10% of the total issued ordinary shares;

(ii) the minimum price (exclusive of expenses) which may be paid by the Company for each ordinary share shall be U.S. $0.10; and

(iii)          the maximum price (exclusive of expenses) which may be paid to purchase an ordinary share of the Parent is 105% of the average market value of an ordinary share for the five business days prior to the day the purchase is made (subject to any further price restrictions contained in any share repurchase contract).

These provisions are more restrictive than required under English law which does not prescribe a limit for the maximum aggregate number or price paid for an "off market" repurchase of shares.

Loyalty Plan

Scope

The Parent has implemented a Loyalty Plan, the purpose of which is to reward long-term ownership of the Parent’s ordinary shares and promote stability of the Parent’s shareholder base by granting long-term shareholders, subject to certain terms and conditions, with the equivalent of 1.9995 votes for each ordinary share that they hold. The Loyalty Plan is governed by the provisions of the Articles and the Loyalty Plan Terms and Conditions from time to time adopted by the Board, a copy of which is available on the Company’s website, together with some Frequently Asked Questions.

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

An Eligible Person within the Loyalty Plan Terms and Conditions may elect to participate in the Loyalty Plan by submitting a validly completed and signed election form (the “Election Form”) and, if applicable, the requisite custodial documentation, to the Parent’s designated agent (the “Agent”). The Election Form is available on the Company’s website. Upon receipt of a valid Election Form and, if applicable, custodial documentation, the Agent will register the relevant ordinary shares on a separate register (the “Loyalty Register”). In order for an Eligible Person’s ordinary shares to remain on the Loyalty Register, they may not be sold, disposed of, transferred, pledged or subjected to any lien, fixed or floating charge or other encumbrance, except in very limited circumstances.

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

Repurchase or redemption

Special Voting Shares may only be purchased or redeemed by the Parent in limited circumstances, including to reduce the number of Special Voting Shares held by the Nominee in order to align the aggregate number of ordinary shares and Special Voting Shares in issue from time to time or upon termination of the Loyalty Plan. Special Voting Shares may be redeemed or repurchased for nil consideration.

C.    Material Contracts

Share Sale and Purchase Agreement with Gamenet Group S.p.A.

On December 7, 2020, the Parent’s wholly-owned subsidiary, Lottomatica, entered into a share sale and purchase agreement with Gamenet Group S.p.A. Pursuant to the share sale and purchase agreement, and subject to the terms and conditions therein, Lottomatica has agreed to sell 100% of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conduct its Italian B2C gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A, a subsidiary of funds managed by an affiliate of Apollo Global Management, Inc. (together with its subsidiaries, “Apollo”) for a sale price of €950 million, with €725 million to be paid at closing and deferred payments of €125 million and €100 million payable on December 31, 2021 and September 30, 2022, respectively. The sale price is subject to certain adjustments specified in the agreement. The deferred payments are not subject to any conditions other than closing and are secured by an equity commitment letter from Apollo-managed funds. The transaction is expected to close in the first half of 2021, and is subject to customary closing conditions, including regulatory approvals.

Observer Agreement with De Agostini

On May 16, 2018, the Parent’s directors approved the observer agreement (the “Observer Agreement”) between De Agostini and the Company permitting De Agostini to appoint an observer to attend meetings of the Parent’s directors. On November 12, 2019, the Observer Agreement was renewed for a two-year term and Paolo Ceretti, a former director of the Parent, acknowledged and agreed to his renewed appointment by De Agostini as an observer pursuant to the terms of the Observer Agreement. Unless renewed, the Observer Agreement is set to expire following the meeting of the Parent’s directors at which the financial results for the third quarter of 2021 are reviewed.

Agreements Related to the Italian Lotto License

In March 2016, the Parent, through its subsidiary Lottomatica, Italian Gaming Holding a.s., Arianna 2001, and Novomatic Italia (the “Consortium”) entered into a consortium agreement (the “Consortium Agreement”) to bid on the Italian Gioco del Lotto license (the “Lotto License”). On May 16, 2016, the Consortium was awarded management of the Lotto License for a nine-year term. Under the terms of the Consortium Agreement, Lottomatica is the principal operating partner to fulfill the requirements of the Lotto License. According to the bid procedure and Consortium Agreement, a joint venture company called Lottoitalia s.r.l (“Lottoitalia”) has been established with Lottomatica having 61.5% equity ownership interest, and the remainder of the equity ownership shared among the other three Consortium members. For a further discussion of the Consortium Agreement's terms, please see “Notes to the Consolidated Financial Statements—20.  Variable Interest Entities.”

Italian Scratch & Win License

In December 2017, the Parent, through its subsidiary Lotterie Nazionali S.r.l. (“LN”) accepted a contract extension of nine years for the Italian Scratch & Win license. The Italian Scratch & Win license is managed exclusively by LN, a joint venture owned 64% by Lottomatica, with Scientific Games Corporation (20%), Arianna 2001 (15%), and Servizi in Rete S.p.A. (1%) as minority shareholders.

Related Party Agreements

For a discussion of the Company’s related party transactions, including additional transactions with De Agostini, please see “Notes to the Consolidated Financial Statements—24.  Related Party Transactions.”

Compensation Arrangements

For a description of compensation arrangements with the Parent’s directors and executive officers, please see “Item 6. Directors, Senior Management, and Employees — B. Compensation.”

Financing

For a description of the Company’s outstanding financing agreements, please see section “Item 5.B. Liquidity and Capital Resources.”

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

E.    Taxation

Material United States Federal Income Tax Considerations

This section summarizes certain material U.S. federal income tax considerations regarding the ownership and disposition of the Parent’s ordinary shares by a U.S. holder (as defined below). This summary is based on U.S. federal income tax law, including the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, administrative guidance and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. No ruling from the Internal Revenue Service (the “IRS”) has been sought with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. The discussion assumes that the Parent’s shareholders hold their ordinary shares, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion further assumes that all items or transactions identified as debt will be respected as such for U.S. federal income tax purposes.

This summary does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to the Parent’s shareholders in light of their personal circumstances, including any tax consequences arising under the tax on certain investment income pursuant to the Health Care and Education Reconciliation Act of 2010 or arising under the U.S. Foreign Account Tax Compliance Act, (or any Treasury regulations or administrative guidance promulgated thereunder, any intergovernmental agreement entered into in connection therewith or any non-U.S. laws, rules or directives implementing or relating to any of the foregoing), or to shareholders subject to special treatment under the Code, including (but not limited to):

•banks, thrifts, mutual funds, and other financial institutions;
•regulated investment companies;
•real estate investment trusts;
•traders in securities that elect to apply a mark-to-market method of accounting;
•broker-dealers;
•tax-exempt organizations and pension funds;
•U.S. holders that own (directly, indirectly, or constructively) 10% or more of the Company’s stock (by vote or value);
•insurance companies;
•dealers or brokers in securities or foreign currency;
•individual retirement and other deferred accounts;
•U.S. holders whose functional currency is not the U.S. dollar;
•U.S. expatriates;
•“passive foreign investment companies” or “controlled foreign corporations”;
•persons subject to the alternative minimum tax;
•U.S. holders that hold their shares as part of a straddle, hedging, conversion constructive sale or other risk reduction transaction;
•partnerships or other entities or other arrangements treated as partnerships for U.S. federal income tax purposes and their partners and investors; and
•U.S. holders that received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

This discussion does not address any non-income tax considerations or any state, local or non-U.S tax consequences. For purposes of this discussion, a “U.S. holder” means a beneficial owner of the Parent’s ordinary shares that is, for U.S. federal income tax purposes:

•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax considerations. Each of the Parent’s shareholders is urged to consult with such shareholder’s tax advisor with respect to the particular tax consequences of the ownership and disposition of the Parent’s ordinary shares to such shareholder.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds the Parent’s ordinary shares, the tax treatment of a partner therein will generally depend upon the status of such partner, the activities of the partnership and certain determinations made at the partner level. Any such holder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the ownership and disposition of their ordinary shares.

Ownership and Disposition of the Parent’s Ordinary Shares

The following discusses certain material U.S. federal income tax consequences of the ownership and disposition of the Parent's ordinary shares by U.S. holders and assumes that the Parent will be a resident exclusively of the U.K. for all tax purposes.

Taxation of Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of distributions with respect to the Parent’s ordinary shares (including the amount of any non-U.S. withholding taxes) will be taxable as dividends, to the extent that they are paid out of the Parent’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will be includable in a U.S. holder’s gross income as ordinary dividend income on the day actually or constructively received by the U.S. holder. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

The gross amount of the dividends paid by the Parent to non-corporate U.S. holders may be eligible to be taxed at reduced rates of U.S. federal income tax applicable to “qualified dividend income.” Recipients of dividends from non-U.S. corporations will be taxed at this rate, provided that certain holding period requirements are satisfied and certain other requirements are met, if the dividends are received from “qualified foreign corporations,” which generally include corporations eligible for the benefits of an income tax treaty with the United States that the U.S. Secretary of the Treasury determines is satisfactory and includes an information exchange program. The U.S. Department of the Treasury and the IRS have determined that the U.K.- U.S. Income Tax Treaty is satisfactory for these purposes and the Parent believes that it is eligible for benefits under such treaty. Dividends paid with respect to stock of a foreign corporation which stock is readily tradable on an established securities market in the United States will also be treated as having been received from a “qualified foreign corporation.” The U.S. Department of the Treasury and the IRS have determined that common stock is considered readily tradable on an established securities market if it is listed on an established securities market in the United States, such as the NYSE.

Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of the Parent’s status as a qualified foreign corporation. In addition, even if the minimum holding period requirement has been met, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. Each U.S. holder should consult its own tax advisors regarding the application of these rules given its particular circumstances.

To the extent that the amount of any distribution exceeds the Parent’s current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the excess will first be treated as a tax-free return of capital to the extent of each U.S. holder’s adjusted tax basis in the Parent’s ordinary shares and will reduce such U.S. holder’s basis accordingly. The balance of the excess, if any, will be taxed as capital gain, which would be long-term capital gain if the holder has held the Parent’s ordinary shares for more than one year at the time the distribution is received. Long-term capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at reduced rates. The deduction of capital losses is subject to limitations.

The amount of any distribution paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by the Parent, calculated by reference to the exchange rate in effect on the date the distribution is includable in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. holder would not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the distribution payment in income to the date such U.S. holder actually converts the payment into U.S. dollars will generally be treated as ordinary income or loss.

Sale, Exchange, or Other Taxable Disposition

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. holder will generally recognize taxable gain or loss on the sale, exchange or other taxable disposition of the Parent’s ordinary shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange, or other taxable disposition and the U.S. holder’s tax basis in such Parent’s ordinary shares. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the ordinary shares have been held for more than one year. Long-term capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at reduced rates. The deduction of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

A Passive Foreign Investment Company (“PFIC”) is any foreign corporation if, after the application of certain “look-through” rules, (a) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code, or (b) at least 50% of the average value of its assets produces “passive income” or is held for the production of “passive income.” The determination as to PFIC status is a fact-intensive determination that includes ascertaining the fair market value (or, in certain circumstances, tax basis) of all the Parent’s assets on a quarterly basis and the character of each item of income, and cannot be completed until the close of a taxable year. If a U.S. holder is treated as owning PFIC stock, such U.S. holder will be subject to special rules generally intended to reduce or eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all of its earnings on a current basis. These rules may adversely affect the tax treatment to a U.S. holder of distributions paid by the Parent and of sales, exchanges, and other dispositions of the Parent’s ordinary shares, and may result in other adverse U.S. federal income tax consequences.

The Parent believes that the ordinary shares should not be treated as shares of a PFIC in the current taxable year, and the Parent does not expect that it will become a PFIC in the future. However, there can be no assurance that the IRS will not successfully challenge this position or that the Parent will not become a PFIC at some future time as a result of changes in the Parent’s assets, income, or business operations.

Each U.S. holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of acquiring, owning or disposing of the Parent’s ordinary shares if the Parent is or becomes classified as a PFIC, including the possibility of making a mark-to-market election. The remainder of the discussion below assumes that the Parent is not a PFIC, has not been a PFIC and will not become a PFIC in the future.

Information Reporting

U.S. individuals and certain entities with interests in “specified foreign financial assets” (including, among other assets, the Parent’s ordinary shares, unless such shares were held on such U.S. holder’s behalf through certain financial institutions) with values in excess of certain thresholds are required to file an information report with the IRS. Taxpayers that fail to file the information report when required are subject to penalties. U.S. holders should consult their own tax advisors as to the possible obligation to file such information reports in light of their particular circumstances.

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

While the tax consequences of the receipt, ownership and loss of entitlement to instruct the nominee on how to vote in respect of Special Voting Shares are unclear, such receipt, ownership and loss is not expected to constitute a separate transaction from ownership of the ordinary shares for U.S. federal income tax purposes. As such, neither the receipt of the Special Voting Shares nor the loss of entitlement to instruct the nominee on how to vote the Special Voting Shares is expected to give rise to a taxable event for U.S. federal income tax purposes.

Material U.K. Tax Considerations

The following summary is intended to apply only as a general guide to certain U.K. tax considerations, and is based on current U.K. tax law and current published practice of Her Majesty’s Revenue and Customs (“HMRC”), both of which are subject to change at any time, possibly with retrospective effect. They relate only to certain limited aspects of the U.K. taxation treatment of investors who are resident and, in the case of individuals, domiciled or deemed domiciled in (and only in) the U.K. for U.K. tax purposes (except to the extent that the position of non-U.K. resident shareholders is expressly referred to), who will hold the Parent’s ordinary shares as investments (other than under an individual savings account or a self-invested personal pension) and who are the absolute beneficial owners of the Parent’s ordinary shares. The statements may not apply to certain classes of investors such as (but not limited to) persons acquiring their ordinary shares in connection with an office or employment, dealers in securities, insurance companies, and collective investment schemes.

Any shareholder or potential investor should obtain advice from his or her own investment or taxation advisor.

Dividends

The Parent will not be required to withhold U.K. tax at the source from dividend payments it makes.

U.K. resident individual shareholders

All dividends received by an individual shareholder from the Parent or from other sources will form part of that shareholder’s total income for income tax purposes and will constitute the top slice of that income. For the tax year 2020/ 2021, the extent that the dividends they receive (whether from the Parent or other companies) exceed the tax free dividend allowance (£2,000 for the tax year 2020/2021, they are taxed on such dividends at either 7.5% (to the extent shareholders are liable to tax only at the basic rate), 32.5% (to the extent shareholders are liable to pay tax at the higher rate) or 38.1% (to the extent shareholders are liable to pay tax at the additional rate).

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
If the conditions for exemption are not met or cease to be satisfied, if anti-avoidance provisions apply or if such a corporate shareholder elects an otherwise exempt dividend to be taxable, the shareholder will be subject to U.K. corporation tax on dividends received from the Parent, at the rate of corporation tax applicable to that corporate shareholder (currently 19.00% for the tax year 2020/2021).

 Non-U.K. resident shareholders

A shareholder resident outside the U.K. for tax purposes and who holds the Parent’s ordinary shares as investments will not generally be liable to tax in the U.K. on any dividend received from the Parent unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

A non-U.K. resident shareholder may also be subject to taxation on dividend income under local law. A shareholder who is not solely resident in the U.K. for tax purposes should consult his or her own tax advisors concerning his or her tax liabilities (in the U.K. and any other country) on dividends received from the Parent, whether he or she is entitled to claim any part of the tax credit and, if so, the procedure for doing so, and whether any double taxation relief is due in any country in which he or she is subject to tax.

Taxation of Capital Gains

Disposal of the Parent’s Ordinary Shares

A disposal or deemed disposal of the Parent's ordinary shares by a shareholder who is resident in the U.K. for tax purposes may, depending upon the shareholder’s circumstances and subject to any available exemptions and reliefs (such as the annual exempt amount for individuals), give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of capital gains.

If an individual shareholder who is subject to income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of the Parent’s ordinary shares, the applicable rate (for the tax year 2020/2021) will be either 10% or 20%, respectively (save in some limited circumstances).

If a corporate shareholder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ordinary shares, the main rate of U.K. corporation tax (at a rate of 19% for the tax year 2020/2021) would apply, subject to any exemptions, reliefs and/or allowable losses. A shareholder which is not resident in the U.K. for tax purposes should not normally be liable to U.K. taxation on chargeable gains on a disposal or deemed disposal of the Parent’s ordinary shares unless the person is carrying on (whether solely or in a partnership) a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate holder of ordinary shares, through a permanent establishment) to which the ordinary shares are attributable. However, an individual shareholder who has ceased to be resident in the U.K. for the purposes of a double taxation treaty for a period of less than five years and who disposes of the Parent’s ordinary shares during that period of temporary non-residence may be liable on his return to the U.K. (or upon ceasing to be regarded as resident outside the U.K. for purposes of double taxation relief) to U.K. taxation on any capital gain realized (subject to any available exemption or relief).

Inheritance Tax

The Parent’s ordinary shares will be assets situated in the U.K. for the purposes of U.K. inheritance tax. A gift or settlement of such assets by, or on the death of, an individual holder of such assets may (subject to certain exemptions and reliefs and depending upon the shareholder’s circumstances) give rise to a liability to U.K. inheritance tax even if the holder is not a resident of or domiciled in the U.K. for tax purposes. For inheritance tax purposes, a transfer of assets at less than market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit.

A charge to inheritance tax may arise in certain circumstances where the Parent’s ordinary shares are held by close companies and by trustees of settlements. Shareholders should consult an appropriate tax advisor as to any inheritance tax implications if they intend to make a gift or transfer at less than market value or intend to hold the Parent’s ordinary shares through a close company or trust arrangement.

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

I.    Subsidiary Information

Not applicable

Item 11.      Quantitative and Qualitative Disclosures About Market Risk

The Company’s activities expose it to a variety of market risks including interest rate risk and foreign currency exchange rate risk. The Company’s overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its performance through ongoing operational and finance activities. The Company monitors and manages its exposure to such risks both centrally and at the local level, as appropriate, as part of its overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on its results of operations and financial position.

Depending upon the risk assessment, the Company uses selected derivative hedging instruments, including principally interest rate swaps and foreign currency forward contracts, for the purposes of managing interest rate risk and currency risks arising from its operations and sources of financing. The Company’s policy is not to enter into such contracts for speculative purposes.

The following section provides qualitative and quantitative disclosures on the effects that these risks may have. The quantitative data reported below does not have any predictive value and does not reflect the complexity of the markets or reactions which may result from any changes that are assumed to have taken place.

Interest Rate Risk

Indebtedness

The Company’s exposure to changes in market interest rates relates primarily to its cash and financial liabilities which bear floating interest rates. The Company’s policy is to manage interest cost using a mix of fixed and variable rate debt. The Company has historically used various techniques to mitigate the risks associated with future changes in interest rates, including entering into interest rate swap and treasury rate lock agreements.

At December 31, 2020 and 2019, approximately 23% and 24% of the Company’s net debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Euro Term Loan Facility due January 2023 and Revolving Credit Facilities due July 2024. At December 31, 2019, the Company held $625.0 million (notional amount) in interest rate swaps that effectively convert $625.0 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 from fixed interest rate debt to variable rate debt. At December 31, 2020, the Company held $425.0 million (notional amount) in interest rate swaps that were no longer designated as hedging relationships and the fair value of the swaps is recognized in interest expense with no corresponding offset to debt.

A hypothetical 10 basis points increase in interest rates for 2020 and 2019, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $1.9 million and $2.0 million, respectively.

Costs to Fund Jackpot Liabilities

Fluctuations in prime, treasury, and agency rates due to changes in market and other economic conditions directly impact the Company’s cost to fund jackpots and corresponding gaming operating income. If interest rates decline, jackpot cost increases and operating income decreases. The Company estimates a hypothetical decline of one percentage point in applicable interest rates would have reduced operating income by approximately $7.3 million and $5.6 million in 2020 and 2019, respectively. The Company does not manage this exposure with derivative financial instruments.

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

Transactional Risk

The Company’s subsidiaries generally execute their operating activities in their respective functional currencies. In circumstances where the Company enters into transactions in a currency other than the functional currency of the relevant entity, the Company seeks to minimize its exposure by (i) sharing risk with its customers (for example, in limited circumstances, but whenever possible, the Company negotiates clauses into its contracts that allows for price adjustments should a material change in foreign exchange rates occur), (ii) creating a natural hedge by netting receipts and payments, (iii) utilizing foreign currency borrowings, and (iv) where applicable, by entering into foreign currency forward and option contracts.

The principal foreign currency to which the Company is exposed is the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $363.3 million and $331.2 million for 2020 and 2019, respectively.

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

At December 31, 2020, the Company had forward contracts for the sale of approximately $169.6 million of foreign currency (primarily South African rand, Canadian dollars, Australian dollars, and British pounds) and the purchase of approximately $187.3 million of foreign currency (primarily euro and Polish zlotys).

At December 31, 2019, the Company had forward contracts for the sale of approximately $187.6 million of foreign currency (primarily Colombian peso, Canadian dollars, South African rand, and Australian dollars) and the purchase of approximately $419.2 million of foreign currency (primarily euro and Canadian dollars).

Translation Risk

Certain of the Company’s subsidiaries are located in countries that are outside of the United States, in particular the Eurozone. As the Company’s reporting currency is the U.S. dollar, the income statements of those entities are converted into U.S. dollars using the average exchange rate for the period, and while revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs, and the result in U.S. dollars. The monetary assets and liabilities of consolidated entities that have a reporting currency other than the U.S. dollar are translated into U.S. dollars at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the consolidated statements of shareholders’ equity within accumulated other comprehensive income.

The Company’s foreign currency exposure primarily arises from changes between the U.S. dollar and the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have reduced equity by $118.3 million and $120.4 million for 2020 and 2019, respectively.

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividends, Arrearages, and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

See the description of the Loyalty Plan in “Item 10. Additional Information—B. Memorandum and Articles of Association—Loyalty Plan.”

Item 15.    Controls and Procedures

Disclosure Controls and Procedures

The Company’s management maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the Company’s reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized, and reported within time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating its disclosure controls and procedures, the Company recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as the Company’s are designed to do.
As required by Rule 13a-15(b) under the Exchange Act, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2020 was conducted under the supervision and with the participation of its management including its Chief Executive Officer and Chief Financial Officer. Based on this evaluation, its Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures were effective as of December 31, 2020 at a reasonable assurance level.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act).
The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The Company’s internal control over financial reporting includes those policies and procedures that:

•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with generally accepted accounting principles; and that receipts and expenditures of the Company are made only in accordance with authorizations of the Company’s management and directors; and
•provide reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets, that could have a material effect on the financial statements, would be prevented or detected on a timely basis.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2020 based upon the framework presented in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.

The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 as stated in their report appearing in “Report of Independent Registered Public Accounting Firm” included in “Item 18. Financial Statements.”

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

The Parent’s Board of Directors has determined that Vincent L. Sadusky, chairperson of the Audit Committee, is an audit committee financial expert. He is an independent director under the NYSE standards.

Item 16B.    Code of Ethics

The Company has adopted a Code of Ethics for Principal Executive Officer and Senior Financial Officers which is applicable to its principal executive officer, principal financial officer, the principal accounting officer and controller, and any persons performing similar functions. The Code of Ethics was most recently amended in November 2020 to expressly permit persons reporting violations of the code to bring instances of retaliation, harassment or retribution to the attention of the Audit Committee, in addition to the Board of Directors. This code of ethics is posted on its website, www.igt.com, and may be found as follows: from the main page, first click on “Explore IGT” and then on “Investor Relations” and then on “Management and Governance” and then on “Documents.” The information contained on the Company’s website is not included in, or incorporated by reference into, this annual report on Form 20-F.

Item 16C.    Principal Accountant Fees and Services

PricewaterhouseCoopers LLP (“PwC US”) has been serving as the Company’s independent auditor since 2015.

Aggregate fees for professional services and other services rendered by PwC US and its foreign entities belonging to the PwC network in 2020 and 2019 were as follows:

	For the year ended December 31,
($ thousands)	2020	2019
Audit fees	10,929	11,090
Audit-related fees	357	660
Tax fees	335	1,294
All other fees	112	147
	11,733	13,191

•Audit fees consist of professional services performed in connection with the annual financial statements.
•Tax fees consist of professional services for tax planning and compliance.
•Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and agreed upon procedures for certain financial statement areas.
•All other fees, other than those reported above, mainly consist of services in relation to intellectual property royalty audits, compliance-related services, and access to online accounting research software applications.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee pre-approves engagements of the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements. The Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging the Company’s independent registered public accounting firm to provide any other audit or permitted non-audit services to the Company or its subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of the Company’s independent registered public accounting firm, the Audit Committee reviews and pre-approves, if appropriate, specific audit and non-audit services in the categories audit services, tax services, audit-related services, and any other services that may be performed by the Company’s independent registered public accounting firm.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company currently has neither purchased any common shares of the Company nor announced any share buyback plans. The Company has the authority to repurchase, subject to a maximum repurchase price, a maximum of 20,474,483 ordinary shares of the Company. This authority will expire at the end of next year’s annual general meeting, or, if sooner, on December 24, 2021.

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

Item 19.    Exhibits

A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits immediately following this Item 19.

INDEX TO EXHIBITS

Exhibit	Description

1.1	Articles of Association of International Game Technology PLC, adopted June 25, 2020 (incorporated herein by reference to Exhibit 99.2 of the Company’s Form 6-K furnished to the SEC on June 29, 2020).

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

2.1
International Game Technology PLC Loyalty Plan Terms and Conditions, adopted April 7, 2015, and amended December 24, 2017 and March 7, 2018 (incorporated herein by reference to Exhibit 2.1 of the Company’s Form 20-F filed with the SEC on March 15, 2018).

2.2
Senior Facilities Agreement dated November 4, 2014, as amended April 2, 2015, October 28, 2015, June 26, 2016, July 31, 2017, December 17, 2018, July 24, 2019 and May 7, 2020 for the US$1,050,000,000 and €625,000,000 multicurrency revolving credit facilities among International Game Technology PLC (as successor to GTECH S.p.A.), as the Parent and a Borrower; GTECH Corporation, as a Borrower; J.P. Morgan Limited and Mediobanca — Banca di Credito Finanziario S.p.A., as the Global Coordinators, Bookrunners, and Mandated Lead Arrangers; the entities listed in Part III of Schedule I thereto, as the Bookrunners and Mandated Lead Arrangers, the entities listed in Part IV of Schedule I thereto, as the Mandated Lead Arrangers; the entities listed in Part V of Schedule I thereto, as the Arrangers, the financial institutions listed in Part IIA of Schedule I thereto, as the Original Lenders; The Royal Bank of Scotland plc, as the Agent; The Royal Bank of Scotland plc, as the Issuing Agent; KeyBank National Association, as the Swingline Agent; and the financial institutions listed in Part IIB of Schedule I thereto, as the Original US Dollar Swingline Lenders (incorporated herein by reference to Exhibit 99.3 of the Company’s Form 6-K furnished to the SEC on May 13, 2020).

2.3
Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018, July 18, 2019 and May 8, 2020 for the €1,500,000,000 term loan facility among International Game Technology PLC, as the Borrower; Bank of America Merrill Lynch International Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as Global Coordinators, Bookrunners, and Mandated Lead Arrangers; BNP Paribas, Italian Branch, Banca IMI S.p.A., and UniCredit Bank AG, Milan Branch, as Bookrunners and Mandated Lead Arrangers; Barclays Bank PLC, Credit Agricole Corporate & Investment Bank, Milan Branch, ING Bank N.V. - Milan Branch, National Westminster Bank PLC, Socgen Inversiones Financiers S.A.U., The Bank of Nova Scotia, and Credit Suisse AG, Milan Branch as Mandated Lead Arrangers; Mediobanca - Banca di Credito Finanziario S.p.A., as the Agent; and others (incorporated herein by reference to Exhibit 99.5 of the Company’s Form 6-K furnished to the SEC on May 13, 2020).

2.4
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

2.5
Indenture dated as of June 15, 2009 between International Game Technology, as the Company, and Wells Fargo Bank, National Association, as the Trustee (Senior Debt Securities) (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by International Game Technology on June 15, 2009, Commission file number 001-36906).

2.6
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

2.7
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

2.8
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

2.9
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

2.10
Observer Agreement with an effective date of November 12, 2019, between the Company and De Agostini S.p.A. (incorporated herein by reference to Exhibit 2.15 to the Company's Annual Report on Form 20-F filed by International Game Technology PLC on March 3, 2020).

2.11
Indenture dated as of June 27, 2018 among International Game Technology PLC, as Issuer; certain subsidiaries of International Game Technology PLC, as Guarantors; BNY Mellon Corporate Trustee Services Limited, as Trustee; The Bank of New York Mellon, London Branch, as Paying Agent and Transfer Agent; the Bank of New York Mellon SA/NV, Luxembourg Branch, as Registrar; and NatWest Markets Plc, as Security Agent with respect to €500,000,000 3.500% Senior Secured Notes due 2024 (incorporated herein by reference to Exhibit 2.16 of the Company's Annual Report on Form 20-F filed by International Game Technology PLC on March 3, 2020).

2.12
First Supplemental Indenture dated as of February 20, 2019, among International Game Technology PLC, as Issuer, BNY Mellon Corporate Trustee Services Limited, as Trustee, and NatWest Markets Plc, as Security Agent, to the Indenture dated as of June 27, 2018 (incorporated herein by reference to Exhibit 2.17 of the Company's Annual Report on Form 20-F filed by International Game Technology PLC on March 3, 2020).

2.13
Indenture dated as of September 26, 2018 among International Game Technology PLC, as Issuer; certain subsidiaries of International Game Technology PLC, as Guarantors; BNY Mellon Corporate Trustee Services Limited, as Trustee; The Bank of New York Mellon, London Branch, as Paying Agent and Transfer Agent; the Bank of New York Mellon SA/NV, Luxembourg Branch, as Registrar; and NatWest Markets Plc, as Security Agent with respect to $750,000,000 6.250% Senior Secured Notes due 2027 (incorporated herein by reference to Exhibit 2.18 of the Company’s Annual Report on Form 20-F filed by International Game Technology PLC on March 3, 2020).

2.14
Underwriting Agreement, dated as of May 22, 2018, by and among International Game Technology PLC, International Game Technology, De Agostini S.p.A., Credit Suisse Securities (USA) LLC and Credit Suisse International (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 6-K furnished to the SEC on May 25, 2018).

2.15
Indenture dated as of June 20, 2019 between International Game Technology PLC, as the Issuer, and BNY Mellon Corporate Trustee Services Limited, as the Trustee (incorporated herein by reference to Exhibit 2.20 to the Company's Annual Report on Form 20-F filed by International Game Technology PLC on March 3, 2020).

2.16
Indenture dated as of September 16, 2019 between International Game Technology PLC, as the Issuer, and BNY Mellon Corporate Trustee Services Limited, as the Trustee (incorporated herein by reference to Exhibit 2.21 to the Company's Annual Report on Form-20-F filed by International Game Technology PLC on March 3, 2020).

Exhibit	Description
2.17
Indenture dated as of June 19, 2020 among International Game Technology PLC, as the Issuer, the Guarantors named therein, BNY Mellon Corporate Trustee Services Limited, as Trustee, The Bank of New York Mellon, London Branch as paying agent, The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent and NatWest Markets Plc as security agent.

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

4.6
The Lotto Concession for the activation and operation of the network for the national lotto game between the Agenzia delle Dogane e dei Monopoli and Lottoitalia S.r.l., issued April 14, 2016, expiring November 30, 2025 (incorporated herein by reference to Exhibit 4.20 of the Company's Annual Report on Form 20-F filed by International Game Technology PLC on April 20, 2017).

4.7
Instant Ticket Concession for the operation of the national instant ticket lottery games between the Amministrazione Autonoma dei Monopoli di Stato (now known as Agenzia delle Dogane e dei Monopoli) and Lotterie Nazionali S.r.l., issued and effective from October 1, 2010, expiring September 30, 2019, extended to September 2028 (incorporated herein by reference to Exhibit 4.9 of the Company’s Annual Report on Form 20-F filed by International Game Technology PLC on March 15, 2018).

4.8
Share Sale and Purchase Agreement relating to the sale and acquisition of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., dated as of December 6, 2020, among Lottomatica Holding S.r.l. as the Seller, International Game Technology PLC as the Guarantor and Gamenet Group S.p.A. as the Buyer.

8.1	List of Subsidiaries of the Registrant

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers LLP

101.INS	Inline XBRL Instance Document

Exhibit	Description
101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ MASSIMILIANO CHIARA
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated:  March 2, 2021

ITEM 18. FINANCIAL STATEMENTS

INTERNATIONAL GAME TECHNOLOGY PLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of International Game Technology PLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of International Game Technology PLC and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive (loss) income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Notes 2 and 11 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers in 2018 and the manner in which it accounts for leases in 2019.

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

Goodwill Impairment Assessments - Global Gaming and Former NAGI and International Reporting Units

As described in Notes 2 and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance was $4,713 million as of December 31, 2020. Goodwill is tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value. In performing the goodwill impairment test, management estimates the fair value of the reporting units using an income approach based on projected discounted cash flows. During the first quarter of 2020, management determined there was an interim goodwill impairment triggering event caused by COVID-19. Management recorded a $296 million impairment loss, of which $193 million and $103 million was recorded within the former International and North America Gaming and Interactive (“NAGI”) reporting units, respectively, to reduce the carrying amount of the reporting units to fair value. On July 1, the Company adopted a new organizational structure focused on two business segments: Global Lottery and Global Gaming. This resulted in a change of the Company’s reporting units. As a result of the change in reporting units, at July 1, 2020, management allocated goodwill to the new reporting units using a relative fair value approach. The goodwill allocated to the Global Gaming reporting unit was $2,209 million. As disclosed by management, estimating the fair value of reporting units requires management to use judgment in making estimates and making forecasts that are based on a number of factors including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments for Global Gaming and the former NAGI and International reporting units is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to forecasted revenue, forecasted operating profits, terminal growth rates and weighted-average costs of capital; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the valuation of the Global Gaming and former NAGI and International reporting units. These procedures also included, among others, (i) testing management’s process for developing the fair value estimates; (ii) evaluating the appropriateness of the income approach; (iii) testing the completeness and accuracy of underlying data used in the income approach; and (iv) evaluating the significant assumptions used by management related to forecasted revenue, forecasted operating profits, terminal growth rates and weighted-average costs of capital. Evaluating management’s assumptions related to forecasted revenue, forecasted operating profits, and terminal growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s income approach and the weighted-average costs of capital assumption.

Revenue Recognition – Identifying and Evaluating Contractual Terms and Conditions

As described in Notes 2 and 4 to the consolidated financial statements, the Company generated service and product revenues of $2,640 million and $476 million, respectively, for the year ended December 31, 2020. The Company often enters into contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. As disclosed by management, judgment is applied in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition.

The principal considerations for our determination that performing procedures relating to revenue recognition, specifically identifying and evaluating contractual terms and conditions, is a critical audit matter are the significant judgment by management in identifying and evaluating contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate whether terms and conditions in contracts were appropriately identified and evaluated by management.

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

Assets Held for Sale - Goodwill Allocation to Discontinued Operations

As described in Notes 2 and 3 to the consolidated financial statements, during the fourth quarter of fiscal 2020, the Company announced that its wholly-owned subsidiary, Lottomatica, had entered into a definitive agreement to sell one hundred percent of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conduct its Italian business-to-consumer (“B2C”) gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A. Management determined that the sale met the criteria to be reported as a discontinued operation and, as a result, the Italian Gaming B2C historical financial results are reflected in the Company's consolidated financial statements as a discontinued operation, and assets and liabilities were retrospectively reclassified as assets and liabilities held for sale for all periods presented. The Company’s assets held for sale as part of discontinued operations were $833 million as of December 31, 2020. Management allocated $520 million of goodwill to discontinued operations using a relative fair value approach. Prior to the allocation to discontinued operations, the goodwill was included within the Global Gaming reporting unit. As disclosed by management, estimating the fair value of reporting units requires the Company's management to use its judgment in making estimates and making forecasts that are based on a number of factors including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital.

The principal considerations for our determination that performing procedures relating to the allocation of goodwill to assets held for sale within discontinued operations is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the Global Gaming reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to forecasted revenue, forecasted operating profits, terminal growth rates and weighted-average costs of capital; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill allocation to discontinued operations, including controls over the valuation of the Company’s Global Gaming reporting unit. These procedures also included, among others, (i) testing management’s process for developing the fair value estimate; (ii) evaluating the appropriateness of the income approach; (iii) testing the completeness and accuracy of underlying data used in the income approach; and (iv) evaluating the significant assumptions used by management related to forecasted revenue, forecasted operating profits, terminal growth rates and weighted-average costs of capital. Evaluating management’s assumptions related to forecasted revenue, forecasted operating profits, and terminal growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Global Gaming reporting unit, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s income approach and the weighted-average costs of capital assumption.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 2, 2021

We have served as the Company’s auditor since 2015.

International Game Technology PLC
Consolidated Balance Sheets
($ thousands, except par value and number of shares)

		December 31,
	Notes	2020	2019
Assets
Current assets:
Cash and cash equivalents		907,015	654,628
Restricted cash and cash equivalents		199,246	220,962
Trade and other receivables, net	5	846,128	875,263
Inventories	6	169,207	161,790
Other current assets	7	479,649	513,015
Assets held for sale	3	838,840	208,379
Total current assets		3,440,085	2,634,037
Systems, equipment and other assets related to contracts, net	10	1,068,121	1,205,592
Property, plant and equipment, net	10	131,602	146,055
Operating lease right-of-use assets	11	288,196	296,751
Goodwill	13	4,713,489	4,931,235
Intangible assets, net	14	1,577,354	1,749,614
Other non-current assets	7	1,773,641	1,917,751
Assets held for sale	3	—	763,555
Total non-current assets		9,552,403	11,010,553
Total assets		12,992,488	13,644,590

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		1,126,043	1,059,033
Current portion of long-term debt	16	392,672	462,155
Short-term borrowings	16	480	3,193
Other current liabilities	15	846,273	758,818
Liabilities held for sale	3	249,573	185,152
Total current liabilities		2,615,041	2,468,351
Long-term debt, less current portion	16	7,857,086	7,600,169
Deferred income taxes	17	333,010	393,040
Operating lease liabilities	11	266,227	272,350
Other non-current liabilities	15	359,961	395,866
Liabilities held for sale	3	—	29,836
Total non-current liabilities		8,816,284	8,691,261
Total liabilities		11,431,325	11,159,612
Commitments and contingencies	18
Shareholders’ equity
Common stock, par value $0.10 per share; 204,856,564 and 204,435,333 shares issued and outstanding at December 31, 2020 and 2019, respectively		20,485	20,443
Additional paid-in capital		2,346,921	2,395,532
Retained deficit		(1,920,484)	(1,020,238)
Accumulated other comprehensive income	19	329,815	262,525
Total IGT PLC’s shareholders’ equity		776,737	1,658,262
Non-controlling interests		784,426	826,716
Total shareholders’ equity		1,561,163	2,484,978
Total liabilities and shareholders’ equity		12,992,488	13,644,590

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Operations
($ and shares in thousands, except per share amounts)

		For the year ended December 31,
	Notes	2020	2019	2018
Service revenue	4, 21	2,639,558	3,100,868	3,195,930
Product sales	4, 21	475,898	930,889	784,942
Total revenue	4, 21	3,115,456	4,031,757	3,980,872

Cost of services		1,633,899	1,777,225	1,772,224
Cost of product sales		345,800	558,011	491,030
Selling, general and administrative		706,895	849,620	845,503
Research and development		190,948	266,241	263,279
Restructuring	12	45,045	24,855	14,781
Goodwill impairment	13	296,000	99,000	118,000
Other operating expense (income), net		4,334	(21,111)	2,458
Total operating expenses		3,222,921	3,553,841	3,507,275

Operating (loss) income	21	(107,465)	477,916	473,597

Interest expense, net	16	(397,916)	(410,875)	(417,383)
Foreign exchange (loss) gain, net		(308,898)	39,874	129,086
Other (expense) income, net		(33,428)	21,092	(51,432)
Total non-operating expenses		(740,242)	(349,909)	(339,729)

(Loss) income from continuing operations before provision for income taxes	17	(847,707)	128,007	133,868
Provision for income taxes	17	27,698	130,757	144,164
Loss from continuing operations		(875,405)	(2,750)	(10,296)
Income from discontinued operations, net of tax	3	36,681	114,408	124,943
Net (loss) income		(838,724)	111,658	114,647
Less: Net income attributable to non-controlling interests from continuing operations		63,926	126,144	108,758
Less: Redeemable non-controlling interests in income from continuing operations		—	—	20,326
Less: Net (loss) income attributable to non-controlling interests from discontinued operations	3	(4,760)	4,539	6,913
Net loss attributable to IGT PLC		(897,890)	(19,025)	(21,350)

Net loss from continuing operations attributable to IGT PLC per common share - basic and diluted	23	(4.59)	(0.63)	(0.68)
Net loss attributable to IGT PLC per common share - basic and diluted	23	(4.39)	(0.09)	(0.10)
Weighted-average shares - basic and diluted	23	204,725	204,373	204,083

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Comprehensive (Loss) Income
($ thousands)

		For the year ended December 31,
	Notes	2020	2019	2018
Net (loss) income		(838,724)	111,658	114,647
Foreign currency translation adjustments, net of tax	19	127,551	(16,527)	(90,784)
Unrealized loss on hedges, net of tax	19	(537)	(1,451)	(1,531)
Unrealized (loss) gain on other, net of tax	19	(269)	3,060	(5,008)
Other comprehensive income (loss), net of tax	19	126,745	(14,918)	(97,323)
Comprehensive (loss) income		(711,979)	96,740	17,324
Less: Comprehensive income attributable to non-controlling interests		118,621	114,777	96,980
Less: Comprehensive income attributable to redeemable non-controlling interests		—	—	20,326
Comprehensive loss attributable to IGT PLC		(830,600)	(18,037)	(99,982)

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Cash Flows
($ thousands)

		For the year ended December 31,
	Notes	2020	2019	2018
Cash flows from operating activities
Net (loss) income		(838,724)	111,658	114,647
Less: Income from discontinued operations, net of tax		36,681	114,408	124,943
Adjustments to reconcile net (loss) income from continuing operations to net cash provided by (used in) operating activities from continuing operations:
Depreciation		354,854	385,987	383,591
Foreign exchange loss (gain), net		308,898	(39,874)	(129,086)
Goodwill impairment	13	296,000	99,000	118,000
Amortization		211,340	227,956	223,902
Amortization of upfront license fees		210,432	205,739	217,341
Loss on extinguishment of debt		28,265	11,964	54,423
Debt issuance cost amortization		21,327	22,436	22,042
Gain on sale of assets		(27)	(64,714)	(318)
Stock-based compensation	22	(6,877)	26,514	33,086
Deferred income taxes		(78,207)	(68,293)	(34,494)
Other non-cash items, net		(1,675)	18,942	29,027
Changes in operating assets and liabilities, excluding the effects of dispositions and acquisitions:
Trade and other receivables		73,578	(49,267)	(72,133)
Inventories		16,628	84,472	12,556
Accounts payable		4,595	28,247	(56,256)
Upfront license fees		—	—	(878,055)
Other assets and liabilities		31,076	20,981	(136,939)
Net cash provided by (used in) operating activities from continuing operations		594,802	907,340	(223,609)
Net cash provided by operating activities from discontinued operations		270,829	185,795	253,235
Net cash provided by operating activities		865,631	1,093,135	29,626

Cash flows from investing activities
Capital expenditures		(254,689)	(377,248)	(472,278)
Proceeds from sale of assets		9,251	123,855	19,118
Other		12,151	5,851	2,272
Net cash used in investing activities from continuing operations		(233,287)	(247,542)	(450,888)
Net cash used in investing activities from discontinued operations		(35,284)	(64,648)	(60,649)
Net cash used in investing activities		(268,571)	(312,190)	(511,537)

Cash flows from financing activities
Principal payments on long-term debt		(988,379)	(1,264,647)	(1,899,888)
Payments in connection with the extinguishment of debt		(25,000)	(8,689)	(49,976)
Payments of debt issuance costs		(21,584)	(25,930)	(17,033)
Net (payments of) proceeds from short-term borrowings		(7,135)	(32,067)	34,822
Net receipts from (payments of) financial liabilities		67,138	(34,324)	7,123
Proceeds from long-term debt		750,000	1,397,025	1,687,761
Dividends paid		(40,887)	(163,503)	(163,236)
Dividends paid - non-controlling interests		(136,389)	(136,655)	(126,926)
Return of capital - non-controlling interests		(32,309)	(98,788)	(85,121)
Capital increase - non-controlling interests		8,112	1,499	321,584
Other		(11,426)	(10,195)	(20,655)
Net cash used in financing activities		(437,859)	(376,274)	(311,545)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents		159,201	404,671	(793,456)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents		75,770	(22,197)	(197)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period		894,251	511,777	1,305,430
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		1,129,222	894,251	511,777
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations		22,961	18,661	23,749
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations		1,106,261	875,590	488,028

International Game Technology PLC
Consolidated Statements of Cash Flows
($ thousands)

	For the year ended December 31,
	2020	2019	2018
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	(409,560)	(400,022)	(445,694)
Income taxes	(89,006)	(196,831)	(178,547)

Non-cash investing and financing activities:
Capital expenditures	(24,152)	(34,878)	(40,915)

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statement of Shareholders’ Equity
($ thousands)

	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2017	20,344	2,676,854	(1,032,372)	340,169	2,004,995	349,936	2,354,931

Net (loss) income	—	—	(21,350)	—	(21,350)	115,671	94,321
Other comprehensive loss, net of tax	—	—	—	(78,632)	(78,632)	(18,691)	(97,323)
Total comprehensive (loss) income	—	—	(21,350)	(78,632)	(99,982)	96,980	(3,002)

Reclassification of redeemable non-controlling interests	—	—	—	—	—	377,243	377,243
Capital increase	—	—	—	—	—	319,254	319,254
Adoption of new accounting standards	—	—	45,527	—	45,527	—	45,527
Stock-based compensation	—	33,086	—	—	33,086	—	33,086
Shares issued upon exercise of stock options	15	(1,566)	—	—	(1,551)	—	(1,551)
Shares issued under stock award plans	62	(11,153)	—	—	(11,091)	—	(11,091)
Return of capital	—	—	—	—	—	(85,046)	(85,046)
Dividends paid	—	(163,236)	—	—	(163,236)	(114,337)	(277,573)
Other	—	149	2	—	151	—	151
Balance at December 31, 2018	20,421	2,534,134	(1,008,193)	261,537	1,807,899	944,030	2,751,929

Net (loss) income	—	—	(19,025)	—	(19,025)	130,683	111,658
Other comprehensive income (loss), net of tax	—	—	—	988	988	(15,906)	(14,918)
Total comprehensive (loss) income	—	—	(19,025)	988	(18,037)	114,777	96,740

Stock-based compensation	—	26,514	—	—	26,514	—	26,514
Capital increase	—	—	—	—	—	1,499	1,499
Shares issued under stock award plans	22	(1,613)	—	—	(1,591)	—	(1,591)
Return of capital	—	—	—	—	—	(98,872)	(98,872)
Dividends paid	—	(163,503)	—	—	(163,503)	(136,836)	(300,339)
Other	—	—	6,980	—	6,980	2,118	9,098
Balance at December 31, 2019	20,443	2,395,532	(1,020,238)	262,525	1,658,262	826,716	2,484,978

Net (loss) income	—	—	(897,890)	—	(897,890)	59,166	(838,724)
Other comprehensive income, net of tax	—	—	—	67,290	67,290	59,455	126,745
Total comprehensive (loss) income	—	—	(897,890)	67,290	(830,600)	118,621	(711,979)

Capital increase	—	390	—	—	390	8,931	9,321
Shares issued under stock award plans	42	(1,237)	—	—	(1,195)	—	(1,195)
Stock-based compensation	—	(6,877)	—	—	(6,877)	—	(6,877)
Return of capital	—	—	—	—	—	(32,238)	(32,238)
Dividends paid	—	(40,887)	—	—	(40,887)	(137,611)	(178,498)
Other	—	—	(2,356)	—	(2,356)	7	(2,349)
Balance at December 31, 2020	20,485	2,346,921	(1,920,484)	329,815	776,737	784,426	1,561,163

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Notes to the Consolidated Financial Statements

1.    Description of Business

International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from gaming machines and lotteries to sports betting and digital. We operate and provide an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, and commercial services. We have a local presence and relationships with governments and regulators in more than 100 countries around the world.

2.    Summary of Significant Accounting Policies

Basis of Preparation
The accompanying consolidated financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements are stated in thousands of U.S. dollars (except share and per share data) unless otherwise indicated. We have reclassified certain prior period amounts to align with the current period presentation and recast certain prior period amounts, as discussed below. All references to “U.S. dollars,” “U.S. dollar,” “U.S. $,” “USD,” and “$” refer to the currency of the United States of America. All references to “euro,” “EUR,” and “€” refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.

During the fourth quarter of fiscal 2020, the Company announced that its wholly-owned subsidiary, Lottomatica, had entered into a definitive agreement to sell one hundred percent of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conduct its Italian B2C gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A The Company’s Italian Gaming B2C business met the criteria to be reported as a discontinued operation and, as a result, the Italian Gaming B2C historical financial results are reflected in the Company's consolidated financial statements as a discontinued operation, and assets and liabilities were retrospectively reclassified as assets and liabilities held for sale for all periods presented. Refer to Note 3 - Discontinued Operations and Assets Held for Sale for further information.

Principles of Consolidation
The consolidated financial statements include the accounts of the Parent, our majority-owned or controlled subsidiaries, and any variable interest entities in which we are the primary beneficiary. Intercompany accounts and transactions have been eliminated in consolidation. Earnings or losses attributable to non-controlling interests in a subsidiary are included in net (loss) income in the consolidated statements of operations.

Investments in which we have the ability to exercise significant influence, but do not control, and with respect to which we are not the primary beneficiary, are accounted for using the equity method of accounting. Equity investments in which we have no ability to exercise significant influence that do not have a readily determinable fair value and do not have a Net Asset Value per share are measured at cost, less impairment, plus or minus changes resulting from observable price changes. Equity method investments are included within other non-current assets on the consolidated balance sheets.

Recasting of Certain Prior Period Information

On July 1, 2020, we adopted a new organizational structure focused on two business segments: Global Lottery and Global Gaming, along with a streamlined corporate support function. During the third quarter of 2020, our chief operating decision maker, who is also our Chief Executive Officer, requested changes in the information that he regularly reviews for purposes of allocating resources and assessing performance. As a result, we report our financial performance based on our new business segments described in Note 21 – Segment Information. We have recast our historically presented comparative segment information to conform to the way we internally manage and monitor segment performance as of the third quarter of 2020. This realignment of our operating segments has a pervasive impact on the presentation of our comparative period data. This change primarily impacted Note 4 - Revenue Recognition, Note 5 - Trade and Other Receivables, net, Note 7 - Other Assets, Note 12 - Restructuring , Note 13 - Goodwill, and Note 21 – Segment Information, with no impact on consolidated revenue, net income, or cash flows.

Assets and Liabilities Held for Sale

The Company classifies assets and liabilities (disposal groups) to be sold as held for sale in the period in which all of the following criteria are met: management, having the authority to approve the action, commits to a plan to sell the disposal group; the disposal group is available for immediate sale in its present condition subject to terms customary for sales of such disposal groups; an active program to locate a buyer and other actions required to complete the plan to sell the disposal group have been initiated; the sale of the disposal group is probable, and transfer of the disposal group is expected to qualify for recognition as a completed sale within one year; the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Company initially measures a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until the date of sale. The Company assesses the fair value of a disposal group, less any costs to sell, each reporting period it remains classified as held for sale and reports any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the carrying value of the disposal group at the time it was initially classified as held for sale.

Upon determining that a disposal group meets the criteria to be classified as held for sale, the Company reports the assets and liabilities of the disposal group, if material, in the line items assets held for sale and liabilities held for sale in the consolidated statements of financial position in each period presented. Refer to Note 3 - Discontinued Operations and Assets Held for Sale, for further information.

Use of Estimates
The preparation of our consolidated financial statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis we evaluate our estimates, judgments, and methodologies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. The full extent to which the outbreak of a new strain of coronavirus, COVID-19 (“COVID-19”), will directly or indirectly impact our business, results of operations, and financial condition, including sales, expenses, reserves and allowances, manufacturing, research and development costs, and employee-related amounts, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat it, as well as the economic impact on local, regional, national, and international customers and markets. We have made estimates of the impact of COVID-19 within our financial statements and there may be changes to those estimates in future periods. Actual results may differ from these estimates.

Given the anticipated continued impact of COVID-19 and the resulting extended economic slowdown, we have revised our forecast, evaluated our liquidity position, and evaluated our ability to comply with the amended financial covenants in our debt agreements as of the date of issuance of these consolidated financial statements. Based on the revised forecast, management believes that our financial position, forecasted net cash provided by operations, available cash and cash equivalents at December 31, 2020, and borrowing capacity under our amended Revolving Credit Facilities due July 2024 as described in Note 16 - Debt, will be sufficient to fund our current obligations, capital spending, debt service requirements, and working capital requirements over at least the next twelve months.

Revenue Recognition

We account for a contract with a customer when:
i.we have written approval;
ii.the contract is committed;
iii.the rights of the parties, including payment terms, are identified;
iv.the contract has commercial substance; and
v.collectability of consideration is probable.

A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. If we enter into two or more contracts at or near the same time, the contracts may be combined and accounted for as one contract, in which case we determine whether the services or products in the combined contract are distinct. A service or product that is promised to a customer is distinct if both of the following criteria are met:

•The customer can benefit from the service or product either on its own or together with other resources that are readily available to the customer; and
•Our promise to transfer the service or product to the customer is separately identifiable from other promises in the contract.

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

Service Revenue
Service revenue is derived from the following sources:

•Operating and Facilities Management Contracts;
•Gaming terminal services; and
•System, software and other

Operating and Facilities Management Contracts

Our revenue from operating contracts is derived primarily from long-term exclusive operating licenses in Italy. Under operating contracts, we manage all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the game. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service).

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

Our revenue from facilities management contracts (“FMC”) is generated by assembling, installing, and operating the online lottery system and related point-of-sale equipment. Under a typical FMC, we maintain ownership of the technology and are responsible for capital investments throughout the duration of the contract. FMCs typically include a wide range of support services that are provided throughout the contract and are part of the integrated solution that the customer has contracted to obtain. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. Under FMCs, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of transaction price to which we are entitled is typically variable based on a percentage of sales, although under certain of its agreements, the Company receives fees based on a fixed fee arrangement. Revenue is typically recognized in the amount that we have the right to invoice the customer, as this corresponds directly with the value to the customer of our completed performance.

Gaming terminal services

Our revenue from gaming terminal services is generated by providing customers with proprietary land-based gaming systems and equipment under a variety of recurring revenue or lease arrangements, including a percentage of amounts wagered, a percentage of net win, or a fixed daily/monthly fee.

Included in gaming terminal services are wide area progressive (“WAP”) systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP systems include a Company-sponsored progressive jackpot that increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of amounts wagered for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots. A portion of the total fee collected is allocated to the WAP jackpot. Since the jackpot is a payment to the customer, the portion allocated to the jackpot is classified as a reduction of revenue.

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

Systems, software, and other – Global Lottery

Our lottery contracts generally include other services, including telephone support, software maintenance, hardware maintenance, and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis, and other professional services including software development. Fees earned for other services are generally recognized as service revenue in the period the service is performed (i.e., over the support period).

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

Systems, software, and other – Global Gaming

We also generate revenue from other services, including video central system monitoring, system support, licensing of IP, and sports betting.

Our contracts generally include other services, including telephone support, software maintenance, content licensing, royalty fees, hardware maintenance, and the right to receive unspecified updates or enhancements on a when-and-if-available basis, and other professional services. Fees earned for other services are generally recognized as service revenue in the period the service is performed (i.e., over the support period).

We provide sports betting technology and services to commercial and tribal operators and lotteries in regulated markets, primarily in the U.S.

In the service contracts to our U.S. licensed sports book operators, we provide the sports betting platform and a variety of services including installation, configuration and integration services. For customers who want to have an outsourcing model, we also offer trading services with the inclusion of odds setting and risk management. Under these contracts, we generally record a percentage of net sports revenue over the contractual term.

Product Sales
Product sales are derived from the following sources:

•Lottery products
•Gaming terminals
•Gaming other

Lottery products

Lottery product revenue primarily includes the sale of lottery equipment, lottery systems and printed products.

Our revenue from the sale of lottery systems and equipment typically includes multiple performance obligations, where we assemble, sell, deliver, and install a turnkey system (inclusive of point-of-sale terminals, if applicable) or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system or equipment. Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is typically secured by the related equipment sold. Revenue from the sale of lottery systems and equipment is recognized based upon the contractual terms of each arrangement. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract or at the convenience of the customer. In these arrangements, the performance obligation is satisfied over time if the customer controls the asset as it is created (i.e., when the asset is built at the customer site) or if our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. If revenue is not recognized over time, it is generally recognized upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions. If the transaction includes multiple performance obligations, it is accounted for under arrangements with multiple performance obligations, discussed below.

Our other lottery product sales are primarily derived from the production and sales of instant ticket games under multi-year contracts. In these arrangements, the performance obligation is generally satisfied at a point in time (i.e., upon transfer of control of the game tickets to the customer) based on the contractual terms of each arrangement.

Gaming terminals

Our revenue from the sale or sales-type lease of gaming terminals includes embedded game content, machine related equipment, licensing and royalty fees, and component parts. Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is typically secured by the related equipment sold. Revenue from the sale of gaming machines is recognized based upon the contractual terms of each arrangement, but predominantly upon transfer of physical possession of the goods or the lapse of customer acceptance provisions. If the sale of gaming machines includes multiple performance obligations, these arrangements are accounted for under arrangements with multiple performance obligations, discussed below.

Gaming other

Other gaming product revenue is primarily comprised of gaming system sales, content licensing, software sales, non-machine related equipment and component parts (including game themes and electronic conversion kits). Our revenue from the sale of gaming systems typically includes multiple performance obligations, where we sell, deliver, and install a turnkey system or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract. Such arrangements include hardware, software, and professional services. In these arrangements, the performance obligation is generally satisfied upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions.

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

Standalone Selling Price
We allocate the transaction price to each performance obligation on a relative standalone selling price (“SSP”) basis. The SSP is the price at which we would sell a promised service or product separately to a customer. In some instances, we are able to establish SSP based on the observable prices of services or products sold separately in comparable circumstances to a similar customer. We typically establish an SSP range for our services and products that are reassessed on a periodic basis or when facts and circumstances change.

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

Stock-Based Compensation
Stock-based compensation represents the cost related to stock-based awards granted to directors and employees. Stock-based compensation cost is measured at the grant date or modification date, based on the estimated fair value of the award and recognized as expense, net of estimated forfeitures, over the vesting period(s). For awards subject to cliff vesting, compensation cost is recognized by way of a straight-line method over the award’s expected vesting period. For awards subject to graded vesting, compensation cost is recognized by way of an accelerated attribution method over the entire awards’ expected vesting periods.

Advertising
Advertising costs are expensed as incurred. Advertising expense was $25.0 million, $34.2 million, and $51.9 million for the years ended December 31, 2020, 2019, and 2018, respectively.

Research and Development Costs
Research and development costs (“R&D”), which include salaries and benefits, stock-based compensation, consultants’ fees, facilities-related costs, material costs, depreciation, and travel, are expensed as incurred.

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

Allowance for Credit Losses
We maintain an allowance for credit losses on receivables resulting from the expected failure or inability of our customers to make required payments. The allowance is regularly reviewed by considering factors such as the creditworthiness of our customers, historical experience, aging of receivables, and current market and economic conditions, as well as management’s expectations of future conditions when appropriate. The allowance is deducted from the amortized cost basis of the receivable to present the net amount expected to be collected.

We estimate expected credit losses on receivables on a collective (pool) basis when similar risk characteristics exist. Trade and other receivables and customer financing receivables represent the initial pools which are segregated further by business segment, geography, internal risk rating, and aging. The risk of loss is assessed over the contractual life of the receivables and we adjust historical loss rates for current and future conditions based on qualitative considerations. The expected loss rate for each receivable pool is applied to the aggregate receivable balance to determine the allowance requirement. Receivables are written off against the allowance in the period they are determined to be uncollectible.

We determine delinquency based on the contractual payment terms. An account may be considered delinquent if there are unpaid balances remaining on the account the day after the contractual due date.

For amounts due from certain government customers in the Global Lottery business segment, we have not established an allowance as we have no expectation of loss based on a long history of no credit losses and the explicit guarantee of a sovereign entity.

Inventories
Inventories are stated at the lower of cost (applying the first in, first out method) and net realizable value. Allowances are made for defective, obsolete, or excess inventory.

Systems, Equipment and Other Assets Related to Contracts, Net and Property, Plant and Equipment, Net
We have two categories of fixed assets: systems, equipment and other assets related to contracts (“Systems & Equipment”); and property, plant and equipment (“PPE”).

Systems & Equipment are assets that primarily support our operating contracts, FMCs, and WAP systems (collectively, the “Contracts”) and are principally composed of lottery and gaming assets. PPE are assets we use internally, not associated with Contracts, primarily related to production and assembly, selling, general and administration, and R&D.

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

The estimated useful lives for PPE are 40 years for buildings and five to 10 years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life.

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

Effective July 1, 2020, the Company adopted a new organizational structure focused on two business segments, Global Lottery and Global Gaming, along with a streamlined corporate support function. This resulted in a change in our operating segments and reporting units. Prior to this change, we had four reporting units: North America Gaming and Interactive, North America Lottery, International, and Italy.

Goodwill has been allocated to and is tested for impairment at the reporting unit level, which is the same level as our operating segments. We evaluate our reporting units annually and if necessary, reassign goodwill using a relative fair value approach. As of December 31, 2020 we have identified two reporting units - Global Lottery and Global Gaming.

Goodwill is tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. We either first perform a qualitative assessment to determine whether it is more likely than not that the fair value of goodwill is less than its carrying amount and whether the quantitative analysis is necessary, or elect to perform a quantitative one-step process. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. In performing the goodwill impairment test, we estimate the fair value of the reporting units using an income approach based on projected discounted cash flows.

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

Estimated useful lives are determined considering the period the assets are expected to contribute to future cash flows. The estimated economic lives of our definite-lived intangible assets are as follows:

Category	Estimated economic life
Trademarks	1 - 20 years
Developed technologies	2 - 15 years
Customer relationships	2 - 20 years
Computer software and game library	3 - 14 years
Licenses	3 - 23 years
Other	4 - 17 years

Indefinite-lived intangible assets other than goodwill are tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. We first perform a qualitative assessment to determine whether it is more likely than not that the fair value of indefinite-lived intangible assets are less than their carrying amount and whether the quantitative analysis is necessary. The quantitative analysis compares the fair value of indefinite-lived intangible assets to their carrying amount and an impairment loss is recognized when the carrying amount exceeds the fair value. More detail surrounding intangible assets is discussed in Note 14 - Intangible Assets, net.

Capitalized Software Development Costs
Costs incurred in the development of our externally-sold software products are expensed as incurred, except certain software development costs eligible for capitalization. Software development costs incurred subsequent to establishing technological feasibility and through the general release of the software products are capitalized. Capitalized costs are amortized over the products’ estimated economic life to cost of product sales in the consolidated statements of operations.

Costs incurred during the application development phase of software for services provided to customers are capitalized as internal-use software and amortized over the useful life to cost of services. Costs incurred during the application of software for internal use are capitalized and amortized over the useful life to selling, general and administrative expenses in the consolidated statements of operations.

Upfront License Fees
We periodically make long-term investments in contracts with customers and obtain licenses to supply products and services to the customers. As consideration, we pay license fees, which are classified as other non-current assets in the consolidated balance sheets. We recognize the amortization of the license fees as a reduction of service revenue over the estimated economic life of the license term. This method reflects the pattern in which economic benefits are expected to be realized. The recoverability of each payment is subject to significant estimates about future revenues related to the contracts’ future cash flows. We evaluate these assets for impairment and update amortization rates on an agreement by agreement basis. The assets are reviewed for impairment whenever events or changes in circumstances indicate their carrying amount may not be recoverable. In periods in which payments are made to the customer, we classify the payment as a cash outflow from operating activities in the consolidated statements of cash flows.

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

Legal and Other Contingencies
Loss contingency provisions arising from a legal proceeding or claim are recorded for probable and estimable losses at the best estimate of a loss, or when a best estimate cannot be made, at the minimum estimated loss, the determination of which requires significant judgment. If it is reasonably possible but not probable that a liability has been incurred, or if the amount of a probable loss cannot be reasonably estimated, the amount or range of estimated loss is disclosed, if material. We evaluate our provisions for legal contingencies at least quarterly and, as appropriate, establish new provisions or adjust existing provisions to reflect the facts and circumstances known to us at the time, including information regarding negotiations, settlements, rulings, and other relevant events and developments, the advice of counsel, and the assumptions and judgment of management. Legal costs are expensed as incurred.

Fair Value Measurements
We account for certain financial assets and liabilities at fair value. Financial assets and liabilities are categorized, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the use of observable inputs and the lowest priority to the use of unobservable inputs. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. These levels are as follows:
•Level 1 - inputs are based upon unadjusted quoted prices for identical instruments in active markets.
•Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the instruments.
•Level 3 - inputs are unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

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

For derivative instruments designated as fair value hedges, changes in fair value are recorded in interest income (expense) and are offset by changes in the fair value of the underlying debt instrument due to changes in the benchmark interest rate. In the event the derivative instruments are subsequently de-designated as hedges, the change in fair value is recognized in interest expense, net in the consolidated statements of operations with no corresponding offset to debt.

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

Derivative instruments not designated as hedges are recognized in the consolidated balance sheet at fair value with the changes in fair value recorded in foreign exchange (loss) gain, net in the consolidated statements of operations.

Leases
We determine whether a contract is or contains a lease at inception. As a lessee, we recognize right-of-use (“ROU”) assets and lease liabilities on the lease commencement date based on the present value of lease payments over the lease term. ROU assets also include any upfront lease payments or initial direct costs and are adjusted for lease incentives received.

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

Certain of our long term lottery and commercial gaming service arrangements include leases for equipment installed at customer locations. As the lessor, we combine lease and non-lease components for all classes of underlying assets in arrangements that involve operating leases. The single combined component is accounted for under ASC 842, Leases, or ASC 606, depending on which component is the predominant component in the arrangement. If a component cannot be combined, the consideration is allocated between the lease component and the non-lease component based on relative standalone selling price.

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

Accounting for uncertainty in income taxes recognized in the consolidated financial statements is in accordance with accounting authoritative guidance, which prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more likely than not” to be sustained, the tax position is then assessed to determine the amount of the benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement.

We recognize interest and penalties related to unrecognized tax benefits on the provision for taxes line of the consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheets.

We use the period cost method for global intangible low-taxed income (“GILTI”) provisions and therefore have not recorded deferred taxes for basis differences expected to reverse in future periods.

Foreign Currency Translation
The financial statements of subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars, with the resulting translation adjustments recorded as a component of accumulated other comprehensive income (“AOCI”) within shareholders’ equity. Assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, while income and expense items are translated using the average exchange rates during the period.

New Accounting Standards - Recently Adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). In 2018, 2019, and 2020, the FASB amended ASU 2016-13. ASU 2016-13 and subsequent amendments (collectively “ASC 326”) replace the incurred loss impairment methodology in prior GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, loans, and other financial instruments, we are required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable.

We adopted ASC 326 as of January 1, 2020 using the modified retrospective approach, which resulted in a cumulative effect adjustment to retained deficit upon adoption with no restatement of prior periods. The adoption did not have a material impact on our consolidated financial statements.

In April 2019, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2019-04, Codification improvements to Topic 326, Financial instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (“ASU 2019-04”). This update clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments (addressed by ASUs 2016-13, 2017-12, and 2016-01 respectively). We adopted ASU 2019-04 in the first quarter of 2020 and applied it prospectively. The adoption did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which provides guidance around disclosure requirements for fair value measurement of investments. We adopted ASU 2018-03 in the first quarter of 2020 and applied its provisions prospectively and retrospectively in accordance with the guidance. The adoption did not have a material impact on our consolidated financial statements.

On January 1, 2018 the Company adopted ASC 606, Revenue from Contracts with Customers, using a modified retrospective application approach which was applied to customer contracts, in their modified state, that were not completed as of January 1, 2018.

New Accounting Standards - Not Yet Adopted
In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40) (“ASU 2020-06”). This update simplifies the convertible debt accounting framework by reducing the number of accounting models used to account for convertible debt and preferred stock instruments. It also amends the accounting for certain contracts in an entity's own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies the diluted earnings per share calculations for convertible debt instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the timing and impact of adopting this guidance.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This update provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are effective as of March 12, 2020 through December 31, 2022. We are currently evaluating these optional elections and the timing and impact of adopting this guidance.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This update provides, among other things, simplifications for accounting for income taxes by removing certain exceptions. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. We will adopt ASU 2019-12 upon the effective date and do not expect it to have a material impact upon adoption.

We do not currently expect that any other recently issued accounting guidance will have a significant effect on the consolidated financial statements.

3.    Discontinued Operations and Assets Held for Sale

On December 7, 2020, the Parent announced that its wholly-owned subsidiary, Lottomatica, had entered into a definitive agreement to sell one hundred percent of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conduct its Italian B2C gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A. for a sale price of €950 million. The businesses to be sold are within the Company’s Global Gaming segment. The Company will receive €725 million at closing, €100 million on December 31, 2021, and €125 million on September 30, 2022. The sale price is subject to certain adjustments specified in the agreement. Closing of the transaction is subject to Italian regulatory approvals and specified representations, warranties, covenants and conditions customary in agreements of this kind and scope. The Company expects the transaction to close in the first half of 2021.

Aligning with our segment reorganization, the sale represents a strategic shift to reframe and simplify the priorities of our Global Gaming segment to focus on its core competencies as a B2B product and service provider. The Company determined that the sale met the criteria to be classified as a discontinued operation and, as a result, its historical financial results are reflected in the Company's consolidated financial statements as a discontinued operation, and assets and liabilities were classified as assets and liabilities held for sale. The Company did not allocate any general corporate overhead to discontinued operations.

Summarized financial information for discontinued operations is shown below:

	For the year ended December 31,
($ thousands)	2020	2019	2018
Total revenue	428,920	778,143	872,506

Operating income (1)	51,029	159,211	173,393

Income from discontinued operations before provision for income taxes	43,407	156,760	170,180
Provision for income taxes	6,726	42,352	45,237
Income from discontinued operations, net of tax	36,681	114,408	124,943
Less: Net (loss) income attributable to non-controlling interests from discontinued operations	(4,760)	4,539	6,913
Income from discontinued operations attributable to IGT PLC	41,441	109,869	118,030
(1) Includes depreciation and amortization of $94.7 million, $99.7 million, and $98.0 million for the years ended 2020, 2019, and 2018, respectively

The Company expects to have continuing involvement with the businesses via a transition services agreement (“TSA”). As part of the expected TSA, the Company will provide various telecommunications, information technology, and back-office services for which the Company will receive compensation. These services generally expire after no more than three years.

The following represents the major classes of assets and liabilities held for sale as part of our discontinued operations:

	December 31,
($ thousands)	2020	2019
Assets:
Trade and other receivables, net	62,110	130,864
Other current assets	58,072	77,515
Systems, equipment and other assets related to contracts, net	86,230	102,347
Goodwill	520,259	520,259
Intangible assets, net	54,711	86,388
Other non-current assets	52,042	54,561
Assets held for sale	833,424	971,934
Liabilities:
Accounts payable	62,693	61,889
Other current liabilities	164,084	123,263
Other non-current liabilities	22,796	29,836
Liabilities held for sale	249,573	214,988
The Company allocated $520.3 million of goodwill to discontinued operations using a relative fair value approach. Prior to the allocation to discontinued operations, the goodwill was included within our Global Gaming segment.
In addition to the sale of certain entities in our Global Gaming segment classified as discontinued operations as described above, we have other disposal groups that meet the requirements to be classified as held for sale in our consolidated balance sheet at December 31, 2020.
The following represents total assets and liabilities held for sale classified between the current and non-current categories:

	December 31,
($ thousands)	2020	2019
Assets:
Current assets held for sale - discontinued operations	833,424	208,379
Current assets held for sale - other	5,416	—
Total current assets held for sale	838,840	208,379
Total non-current assets held for sale	—	763,555
Assets held for sale	838,840	971,934

Liabilities:
Total current liabilities held for sale	249,573	185,152
Total non-current liabilities held for sale	—	29,836
Liabilities held for sale	249,573	214,988

4.    Revenue Recognition

Disaggregation of Revenue

The following tables summarize revenue disaggregated by business segment and the source of the revenue for the years ended December 31, 2020, 2019, and 2018:

	For the year ended December 31, 2020
($ thousands)	Global Lottery	Global Gaming	Total
Operating and facilities management contracts	1,743,916	—	1,743,916
Gaming terminal services	—	297,418	297,418
Systems, software, and other	298,736	299,488	598,224
Service revenue	2,042,652	596,906	2,639,558

Lottery products	121,346	—	121,346
Gaming terminals	—	205,289	205,289
Gaming other	—	149,263	149,263
Product sales	121,346	354,552	475,898
Total revenue	2,163,998	951,458	3,115,456

	For the year ended December 31, 2019
($ thousands)	Global Lottery	Global Gaming	Total
Operating and facilities management contracts	1,930,761	—	1,930,761
Gaming terminal services	—	567,849	567,849
Systems, software, and other	252,200	350,058	602,258
Service revenue	2,182,961	917,907	3,100,868

Lottery products	109,884	—	109,884
Gaming terminals	—	581,017	581,017
Gaming other	—	239,988	239,988
Product sales	109,884	821,005	930,889
Total revenue	2,292,845	1,738,912	4,031,757

	For the year ended December 31, 2018
($ thousands)	Global Lottery	Global Gaming	Total
Operating and facilities management contracts	2,007,261	—	2,007,261
Gaming terminal services	—	601,536	601,536
Systems, software, and other	227,540	359,593	587,133
Service revenue	2,234,801	961,129	3,195,930

Lottery products	126,889	—	126,889
Gaming terminals	—	454,884	454,884
Gaming other	—	203,169	203,169
Product sales	126,889	658,053	784,942
Total revenue	2,361,690	1,619,182	3,980,872

Contract Balances

Information about receivables, contract assets, and contract liabilities is as follows:

($ thousands)	December 31, 2020	December 31, 2019	Balance Sheet Classification
Receivables, net	846,128	875,263	Trade and other receivables, net

Contract assets:
Current	53,491	47,499	Other current assets
Non-current	75,000	76,188	Other non-current assets
	128,491	123,687

Contract liabilities:
Current	(107,542)	(66,749)	Other current liabilities
Non-current	(62,175)	(65,855)	Other non-current liabilities
	(169,717)	(132,604)

The amount of revenue recognized during the year ended December 31, 2020 that was included in the contract liabilities balance at December 31, 2019 was $56.0 million. The amount of revenue recognized during the year ended December 31, 2019 that was included in the contract liabilities balance at December 31, 2018 was $50.7 million.

Transaction Price Allocated to Remaining Performance Obligations

At December 31, 2020, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $956.8 million. Of this amount, we expect to recognize as revenue approximately 19% within the next 12 months, approximately 29% between 13 and 36 months, approximately 26% between 37 and 60 months, and the remaining balance through December 31, 2031.

5.    Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less.

	December 31,
($ thousands)	2020	2019
Trade and other receivables, gross	861,772	897,329
Allowance for credit losses	(15,644)	(22,066)
Trade and other receivables, net	846,128	875,263

The following table presents the activity in the allowance for credit losses:

	December 31,
($ thousands)	2020	2019	2018
Balance at beginning of year	(22,066)	(29,407)	(22,795)
(Provisions) recoveries, net	(6,096)	3,480	(7,768)
Amounts written off as uncollectible	9,660	3,405	87
Foreign currency translation	(551)	162	1,461
Other (1)	3,409	294	(392)
Balance at end of year	(15,644)	(22,066)	(29,407)
 (1) Includes the adoption of ASC 326 as of January 1, 2020

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $1,531.6 million and $2,629.4 million during the years ended December 31, 2020 and 2019, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as cash provided by operating activities in the consolidated statements of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored trade receivables, which we then remit to the financial institutions. At December 31, 2020 and 2019, we had $110.1 million and $50.2 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the consolidated balance sheets. The net cash flows relating to these collections are reported as financing activities in the consolidated statements of cash flows.

6.    Inventories

	December 31,
($ thousands)	2020	2019
Raw materials	86,089	86,877
Work in progress	23,211	11,663
Finished goods	102,674	96,895
Inventories, gross	211,974	195,435
Obsolescence reserve	(42,767)	(33,645)
Inventories, net	169,207	161,790

The following table presents the activity in the obsolescence reserve:

	December 31,
($ thousands)	2020	2019	2018
Balance at beginning of year	(33,645)	(39,885)	(26,911)
Provisions, net	(33,554)	(28,970)	(14,199)
Amounts written off	23,535	23,375	817
Foreign currency translation	(2,041)	(130)	408
Other	2,938	11,965	—
Balance at end of year	(42,767)	(33,645)	(39,885)

7.    Other Assets

Other Current Assets

		December 31,
($ thousands)	Notes	2020	2019
Customer financing receivables, net		231,873	226,979
Contract assets	4	53,491	47,499
Value-added tax receivable		46,466	51,405
Income taxes receivable		45,203	56,857
Prepaid expenses		39,439	41,366
Prepaid royalties		8,701	24,999
Other receivables		8,149	10,673
Other		46,327	53,237
		479,649	513,015

Other Non-Current Assets

		December 31,
($ thousands)	Notes	2020	2019
Upfront license fees, net:
Italian Scratch & Win		845,336	873,756
Italian Lotto		516,177	568,669
New Jersey		74,449	83,209
Indiana		10,458	11,853
		1,446,420	1,537,487

Customer financing receivables, net		83,638	122,124
Contract assets	4	75,000	76,188
Deferred income taxes	17	33,117	27,108
Finance lease right-of-use assets	11	32,739	35,441
Debt issuance costs	16	23,937	20,464
Prepaid royalties		13,987	25,092
Other		64,803	73,847
		1,773,641	1,917,751

Upfront License Fees

The upfront license fees are being amortized on a straight-line basis as follows:

Upfront License Fee	License Term	Amortization Start Date
Italian Scratch & Win	9 years	October 2019
Italian Lotto	9 years	December 2016
New Jersey	15 years, 9 months	October 2013
Indiana	15 years	July 2013

Yeonama Holdings Co. Limited (“Yeonama”)

In May 2019, we sold our ownership interest in Yeonama, an investment previously included within other non-current assets on the consolidated balance sheet. The sale resulted in a pre-tax gain of €26.1 million ($29.1 million at the May 31, 2019 exchange rate).

Customer Financing Receivables

Customers' payment terms for customer financing receivables are confirmed with a written financing contract, lease contract, or promissory note and a security agreement is typically signed by the parties granting the Company a security interest in the related products sold or leased. Customer financing interest income is recognized based on market rates prevailing at issuance.

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the consolidated balance sheets as follows:

	December 31, 2020
($ thousands)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	274,650	90,780	365,430
Allowance for credit losses	(42,777)	(7,142)	(49,919)
Customer financing receivables, net	231,873	83,638	315,511

	December 31, 2019
($ thousands)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	255,221	125,542	380,763
Allowance for credit losses	(28,242)	(3,418)	(31,660)
Customer financing receivables, net	226,979	122,124	349,103

The following table presents the activity in the allowance for credit losses:

	December 31,
($ thousands)	2020	2019	2018
Balance at beginning of year	(31,660)	(29,209)	(19,574)
Provisions, net	(37,191)	(2,477)	(10,131)
Amounts written off as uncollectible	23,525	11	317
Foreign currency translation	1,820	15	179
Other (1)	(6,413)	—	—
Balance at end of year	(49,919)	(31,660)	(29,209)
(1) Includes the adoption of ASC 326 as of January 1, 2020

The Company’s customer financing receivable portfolio is composed of customers within the Global Gaming business segment. We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to, credit scores obtained from external providers, trade references, bank references, and historical experience. Risk profiles differ based on customer location and are pooled as North America, Latin America and the Caribbean (“LAC”), Europe, Middle East and Africa (“EMEA”), and Asia Pacific (“APAC”).

During 2020, $23.5 million of customer financing receivables, primarily within LAC, were written off as uncollectible due to the impacts of COVID-19. Additionally, due to the duration of the COVID-19 induced shutdowns in LAC and potential future impacts on our customers caused by COVID-19, we increased our allowance for credit losses during the year ended December 31, 2020. At December 31, 2020 the Company had $43.3 million of credit loss allowances associated with the LAC customer financing receivables.

The customer financing receivables at amortized cost by year of origination and the geography credit quality indicator at December 31, 2020 are as follows:

	Year of Origination
($ thousands)	2020	2019	2018	2017	2016 and prior	Total
North America	54,304	16,771	580	3,095	—	74,750
LAC	30,556	113,437	39,024	13,670	8,520	205,207
EMEA	23,620	28,021	16,010	2,343	1,637	71,631
APAC	8,493	4,024	1,174	123	28	13,842
	116,973	162,253	56,788	19,231	10,185	365,430

The past due balance, which represents installments that are one day or more past their contractual due date, of customer financing receivables at amortized cost and the geography credit quality indicator at December 31, 2020 is as follows:

($ thousands)	North America	LAC	EMEA	APAC	Total
Past due	6,062	106,011	12,585	3,839	128,497
Short-term portion not yet due	37,728	67,634	32,488	8,303	146,153
Long-term portion not yet due	30,960	31,562	26,558	1,700	90,780
	74,750	205,207	71,631	13,842	365,430

8.    Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Our significant financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
($ thousands)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Derivative assets	Other current and other non-current assets	—	10,738	—	10,738
Equity investments	Other non-current assets	6,026	—	—	6,026
Liabilities:
Derivative liabilities	Other current and other non-current liabilities	—	10,113	—	10,113

		December 31, 2019
($ thousands)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Derivative assets	Other current and other non-current assets	—	8,317	—	8,317
Equity investments	Other non-current assets	7,769	—	—	7,769
Liabilities:
Derivative liabilities	Other current and other non-current liabilities	—	6,425	—	6,425

Valuation Techniques

Derivative assets and liabilities classified as Level 2 were derived from quoted market prices for similar instruments or by discounting the future cash flows with adjustments for credit risk as appropriate. All significant inputs were derived from or corroborated by observable market data including current forward exchange rates and LIBOR rates, among others.

At December 31, 2020 and 2019, the carrying amounts for cash and cash equivalents, restricted cash, trade and other receivables, other current assets, accounts payable, and other current liabilities approximated their estimated fair values because of their short-term nature.

Financial Assets Measured at Fair Value on a Nonrecurring Basis

Our assessment of goodwill for impairment includes various inputs, including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital. The projected cash flows used in calculating the fair value of our reporting units, using the income approach, considered historical and estimated future results and general economic and market conditions, as well as the impact of planned business and operational strategies. As a result, as of December 31, 2019, the Company classified the former International reporting unit measured at fair value on a nonrecurring basis within Level 3 of the fair value hierarchy.

Financial Assets and Liabilities Not Carried at Fair Value

The carrying amounts and fair value hierarchy classification of our significant financial assets and liabilities not carried at fair value as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
($ thousands)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Customer financing receivables, net	315,511	—	—	312,690	312,690
Equity investments	12,375	—	—	12,375	12,375
Liabilities:
Jackpot liabilities	218,943	—	—	210,516	210,516
Debt (1)	8,242,898	—	8,701,509	—	8,701,509

	December 31, 2019
($ thousands)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Customer financing receivables, net	349,103	—	—	349,686	349,686
Equity investments	11,482	—	—	11,482	11,482
Liabilities:
Jackpot liabilities	234,771	—	—	230,307	230,307
Debt (1)	8,062,816	—	8,589,939	—	8,589,939
(1) Debt excludes short-term borrowings and swap adjustments

Level 3 equity investments are measured at cost, less impairment, plus or minus changes resulting from observable price changes, which approximates fair value.

9.    Derivative Financial Instruments

We use selected derivative hedging instruments, principally foreign currency forward contracts and interest rate swaps, for the purpose of managing currency risks and interest rate risk arising from our operations and sources of financing.

Cash Flow Hedges

The notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2020 and 2019 were $61.5 million and $56.8 million, respectively. The amount recorded within other comprehensive income (loss) at December 31, 2020 is expected to impact the consolidated statement of operations in 2021.

Fair Value Hedges

In September 2015, we executed $625.0 million notional amount of interest rate swaps that effectively convert $625.0 million of the 6.25% Senior Secured U.S. Dollar Notes from fixed interest rate debt to variable rate debt. The terms of the swap require periodic net settlement payments and expire in February 2022. In August 2020, $200.0 million notional amount of the interest rate swaps were terminated early. At December 31, 2020, the remaining notional amount of $425.0 million in interest rate swaps were no longer designated as hedging relationships and the fair value of the swaps is recognized in interest expense on the consolidated statements of operations with no corresponding offset to debt.

Net Investment Hedges

In October 2018, we executed $200.0 million notional amount of cross-currency swaps that are a hedge of foreign exchange risk associated with a net investment in foreign operations. The terms of the swap require periodic net settlement payments and a final notional exchange will occur on settlement. The swaps expire in August 2021. In March 2020, $100.0 million notional amount in cross-currency swaps were early terminated and the remaining notional amount at December 31, 2020 was $100.0 million.

Derivatives Not Designated as Hedging Instruments

The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2020 and 2019 was $295.4 million and $550.0 million, respectively.

Refer to Note 19, Shareholders’ Equity - Accumulated Other Comprehensive Income for further information.

10.    Systems, Equipment and Other Assets Related to Contracts, net and Property, Plant and Equipment, net

Systems & Equipment and PPE, net consist of the following:

	Systems & Equipment, net		PPE, net
	December 31,		December 31,
($ thousands)	2020	2019	2020	2019
Land	—	297	964	2,317
Buildings	2,257	748	68,847	70,473
Terminals and systems	2,614,869	2,610,417	—	—
Furniture and equipment	150,419	138,591	258,767	240,375
Construction in progress	76,582	49,340	14,985	15,624
	2,844,127	2,799,393	343,563	328,789
Accumulated depreciation	(1,776,006)	(1,593,801)	(211,961)	(182,734)
	1,068,121	1,205,592	131,602	146,055

Gain on Sale of Assets to Distributor

During 2019, we entered into a long-term strategic agreement with a distributor in Oklahoma that included the sale of used, non-premium equipment, which was previously included within Systems & Equipment, net within the consolidated balance sheet. This sale resulted in a gain of $27.7 million which is classified in other operating expense (income), net on the consolidated statements of operations for the year ended December 31, 2019.

11.     Leases

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

The classification of our operating and finance leases in the consolidated balance sheets is as follows:

		December 31,
($ thousands)	Balance Sheet Classification	2020	2019
Assets:
Operating ROU asset	Operating lease right-of-use assets	288,196	296,751
Finance ROU asset, net (1)	Other non-current assets	32,739	35,441
Total lease assets		320,935	332,192

Liabilities:
Operating lease liability, current	Other current liabilities	44,263	43,902
Finance lease liability, current	Other current liabilities	10,944	8,680
Operating lease liability, non-current	Operating lease liabilities	266,227	272,350
Finance lease liability, non-current	Other non-current liabilities	30,854	36,240
Total lease liabilities		352,288	361,172
(1) Finance ROU assets are recorded net of accumulated amortization of $15.7 million and $6.8 million at December 31, 2020 and December 31, 2019, respectively

Weighted-average lease terms and discount rates are as follows:

	December 31,
	2020	2019
Weighted-Average Remaining Lease Term (in years)
Operating leases	8.32	8.80
Finance leases	5.13	6.01
Weighted-Average Discount Rate
Operating leases	7.01%	7.74%
Finance leases	5.16%	5.45%

Components of lease expense are as follows:

	For the year ended December 31,
($ thousands)	2020	2019
Operating lease costs	72,025	75,586
Finance lease costs (1)	11,451	10,341
Variable lease costs (2)	22,587	22,163
(1) Finance lease costs include amortization of ROU assets of $9.3 million and $7.8 million for the years ended December 31, 2020 and 2019, respectively and interest on lease liabilities of $2.1 million and $2.5 million for the years ended December 31, 2020 and 2019, respectively
(2) Variable lease costs include immaterial amounts related to short-term leases and sublease income

Maturities of operating and finance lease liabilities at December 31, 2020 are as follows ($ thousands):

Year	Operating Leases	Finance Leases	Total (1)
2021	63,964	12,729	76,693
2022	55,090	9,678	64,768
2023	49,383	6,983	56,366
2024	44,515	5,309	49,824
2025	38,697	4,985	43,682
Thereafter	171,168	8,150	179,318
Total lease payments	422,817	47,834	470,651
Less: Imputed interest	(112,327)	(6,036)	(118,363)
Present value of lease liabilities	310,490	41,798	352,288
(1) The maturities above exclude leases that have not yet commenced and such leases are not material in the aggregate

Cash flow information and non-cash activity related to leases is as follows:

	For the year ended December 31,
($ thousands)	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating and finance leases	67,731	74,175
Finance cash flows from finance leases	9,761	7,632

Non-cash activity:
ROU assets obtained in exchange for lease obligations (net of early terminations)
Operating leases	34,385	12,914
Finance leases	6,359	9,441

We adopted ASC 842 as of January 1, 2019 which is an update to ASC 840, the lease accounting standard in place through December 31, 2018. Rent and lease expense under ASC 840 was $81.5 million for the year ended December 31, 2018 and included contingent rent payments of $0.8 million for the year ended December 31, 2018.

Lessor

We have various arrangements for lottery and commercial gaming equipment under which we are the lessor. These leases generally meet the criteria for operating lease classification. Lease income for operating leases is included within service revenue, while lease income for sales type leases is included predominately within product sales, in the consolidated statements of operations. Total lease income was approximately 7% and 8% of total revenue for the years ended December 31, 2020 and 2019, respectively.

12.    Restructuring

During 2020, we initiated three restructuring plans as described below and during 2019, we expanded existing restructuring plans initiated in the prior year. As of December 31, 2019 these plans were substantially completed. During 2018, we incurred $14.8 million in restructuring expenses from plans that were initiated in 2018 and substantially completed by the end of 2018. Restructuring expense incurred under these plans was previously included in corporate support expenses, which were not allocated to the business segments. In conjunction with the Company’s segment reorganization as disclosed in Note 21 – Segment Information, restructuring expenses are now included in the business segments carrying out the restructuring activity.

2020 Segment Reorganization
During the first quarter of 2020, we initiated a restructuring plan associated with our global initiative to simplify our organizational structure and increase efficiency and effectiveness. We expect to incur approximately $17 million in severance and related employee costs under this plan, which is expected to be substantially completed by the end of the first quarter of 2021. We incurred $16.3 million in severance and related employee costs for the year ended December 31, 2020, which impacted our two segments and corporate support function.

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under this plan for the year ended December 31, 2020:

($ thousands)	Severance and Related Employee Costs
Balance at beginning of period	—
Restructuring expense, net	16,310
Cash payments	(9,132)
Other adjustments, net	544
Balance at end of period	7,722

2020 Global Supply Chain Optimization
During the first quarter of 2020, we initiated a restructuring plan to optimize our global supply chain and footprint resulting in a significant reduction to our primary manufacturing operations. We will utilize contract manufacturers that are worldwide experts in manufacturing and excel at sourcing and assembly activities. We intend to utilize these third-party contract manufacturers to reduce costs and achieve efficiencies in fulfilling future demand for our products.

We expect to incur up to $9 million in total costs under this plan, comprised of approximately $5 million in severance and related employee costs and approximately $4 million in other costs. The plan is expected to be substantially completed by the end of the first quarter of 2021. The following table summarizes restructuring expense for the year ended December 31, 2020 under this plan by type of cost, primarily in the Global Gaming segment:

($ thousands)	For the year ended December 31, 2020
Severance and related employee costs	5,123
Other (1)	3,576
Total	8,699
(1) This expense includes approximately $460 thousand of asset impairments. The offset for these charges is Property, plant and equipment, net in the consolidated balance sheet at December 31, 2020

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under this plan for the year ended December 31, 2020:

($ thousands)	Severance and Related Employee Costs	Other Costs	Total
Balance at beginning of period	—	—	—
Restructuring expense, net	5,123	3,116	8,239
Cash payments	(3,630)	(1,916)	(5,546)
Balance at end of period	1,493	1,200	2,693

2020 Technology Organization Consolidation
During the second quarter of 2020, we initiated a restructuring plan to realign and consolidate operations, reduce costs, and improve operational efficiencies within our Technology group. We expect to incur approximately $18 million primarily in severance and related employee costs under this plan, which is expected to be substantially completed by the end of the fourth quarter of 2021. We incurred $17.5 million in severance and related employee costs for the year ended December 31, 2020, primarily in the Global Gaming segment.

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under this plan for the year ended December 31, 2020:

($ thousands)	Severance and Related Employee Costs
Balance at beginning of period	—
Restructuring expense, net	17,499
Cash payments	(3,506)
Balance at end of period	13,993

Restructuring Expense

The following table summarizes consolidated restructuring expense by segment and type of cost:

	For the year ended December 31, 2020
($ thousands)	Severance and Related Employee Costs	Asset Impairment Costs	Other	Total
Global Lottery	5,399	—	—	5,399
Global Gaming	29,936	460	3,216	33,612
Corporate and Other	6,068	—	(34)	6,034
Total	41,403	460	3,182	45,045

	For the year ended December 31, 2019
($ thousands)	Severance and Related Employee Costs	Asset Impairment Costs	Other	Total
Global Lottery	2,164	—	6	2,170
Global Gaming	3,173	15,500	(311)	18,362
Corporate and Other	1,737	—	2,586	4,323
Total	7,074	15,500	2,281	24,855

13.    Goodwill

As discussed in Note 21 – Segment Information, on July 1, 2020, we adopted a new organizational structure focused on two business segments: Global Lottery and Global Gaming. This resulted in a change in our operating segments and reporting units. Prior to this change, we had four reporting units: North America Gaming and Interactive, North America Lottery, International, and Italy.

As a result of the change in reporting units, at July 1, 2020, we allocated goodwill to our new reporting units using a relative fair value approach. The goodwill allocated to the new Global Lottery and Global Gaming reporting units was $2,942.2 million and $2,208.7 million, respectively, and the estimated fair values were determined to exceed the carrying values, which indicated no impairment existed. In addition, we completed an assessment for any potential goodwill impairment for all the former reporting units immediately prior to the reallocation and determined that no impairment existed.

Changes in the carrying amount of goodwill consist of the following:

		Reporting Units Prior to July 1, 2020			Reporting Units After July 1, 2020

($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Global Lottery	Global Gaming	Discontinued Operations	Total
Balance at December 31, 2018	1,439,867	1,221,589	1,422,847	1,495,924	—	—	(520,259)	5,059,968
Impairment	—	—	(99,000)	—	—	—	—	(99,000)
Disposal	—	—	(13,201)	—	—	—	—	(13,201)
Foreign currency translation	—	—	(2,677)	(13,855)	—	—	—	(16,532)
Balance at December 31, 2019	1,439,867	1,221,589	1,307,969	1,482,069	—	—	(520,259)	4,931,235
Impairment	(103,000)	—	(193,000)	—	—	—	—	(296,000)
Foreign currency translation	—	—	(2,136)	(2,427)	—	—	—	(4,563)
Segment realignment	(1,336,867)	(1,221,589)	(1,112,833)	(1,479,642)	2,942,221	2,208,710	—	—
Foreign currency translation	—	—	—	—	55,118	27,699	—	82,817
Discontinued operations	—	—	—	—	—	(520,259)	520,259	—
Balance at December 31, 2020	—	—	—	—	2,997,339	1,716,150	—	4,713,489

Balance at December 31, 2019
Cost	2,153,867	1,225,682	1,641,187	1,483,754	—	—	(520,259)	5,984,231
Accumulated impairment	(714,000)	(4,093)	(333,218)	(1,685)	—	—	—	(1,052,996)
	1,439,867	1,221,589	1,307,969	1,482,069	—	—	(520,259)	4,931,235

Balance at December 31, 2020
Cost	—	—	—	—	2,997,339	1,716,150	—	4,713,489
	—	—	—	—	2,997,339	1,716,150	—	4,713,489

Goodwill Impairment

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

During the first quarter of 2020, we determined there was an interim goodwill impairment triggering event caused by COVID-19. As a result of the identified triggering event, we estimated the fair value of each of our former reporting units using an income approach based on projected discounted cash flows. Based principally on lower forecasted revenue and operating profits caused by lower demand for our commercial gaming products, we recorded a $296.0 million non-cash impairment loss with no income tax benefit, of which $193.0 million and $103.0 million million was recorded within our former International and North America Gaming reporting units, respectively, to reduce the carrying amount of the reporting units to fair value.

During the fourth quarters of 2019 and 2018, we recorded $99.0 million and $118.0 million, respectively, in non-cash impairment losses with no income tax benefits and reduced the carrying amount of our former International reporting unit to fair value. We determined there was an impairment in the former International reporting unit’s goodwill due to lower forecasted cash flows along with a higher weighted-average cost of capital.

14.    Intangible Assets, net

Intangible assets at December 31, 2020 and 2019 are summarized as follows:

		December 31, 2020			December 31, 2019
($ thousands)	Weighted- Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized:
Customer relationships	15.5	2,300,034	1,229,939	1,070,095	2,302,118	1,107,363	1,194,755
Computer software and game library	5.6	917,950	783,671	134,279	882,049	723,768	158,281
Trademarks	14.1	186,218	91,807	94,411	185,285	76,196	109,089
Developed technologies	5.6	225,108	212,562	12,546	219,448	203,121	16,327
Licenses	3.5	69,148	58,550	10,598	60,763	48,188	12,575
Other	8.9	37,382	26,957	10,425	34,600	21,013	13,587
		3,735,840	2,403,486	1,332,354	3,684,263	2,179,649	1,504,614
Unamortized:
Trademarks		245,000	—	245,000	245,000	—	245,000
Total intangible assets, excluding goodwill		3,980,840	2,403,486	1,577,354	3,929,263	2,179,649	1,749,614

Intangible asset amortization expense of $202.7 million, $220.1 million, and $224.0 million (which includes computer software amortization expense of $25.7 million, $29.4 million, and $29.6 million) was recorded in 2020, 2019, and 2018, respectively.

Amortization expense on intangible assets for the next five years is expected to be as follows ($ thousands):

Year	Amount
2021	187,867
2022	178,594
2023	155,379
2024	140,009
2025	118,637
Total	780,486

15.    Other Liabilities

Other Current Liabilities

		December 31,
($ thousands)	Notes	2020	2019
Accrued interest payable		138,184	141,485
Current financial liabilities		128,330	62,806
Accrued expenses		118,037	99,700
Contract liabilities	4	107,542	66,749
Taxes other than income taxes		96,346	67,309
Employee compensation		89,832	155,962
Jackpot liabilities	18	71,290	74,670
Operating lease liabilities	11	44,263	43,902
Income taxes payable		26,116	17,198
Other		26,333	29,037
		846,273	758,818

Other Non-Current Liabilities

		December 31,
($ thousands)	Notes	2020	2019
Jackpot liabilities	18	147,654	160,101
Contract liabilities	4	62,175	65,855
Reserves for uncertain tax positions		47,625	47,523
Finance lease liabilities	11	30,854	36,240
Income taxes payable		15,594	26,493
Royalties payable		14,091	18,918
Other		41,968	40,736
		359,961	395,866

16.    Debt

The Company’s long-term debt obligations consist of the following:

	December 31, 2020
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,000,001	(3,039)	—	6,860	1,003,822
4.750% Senior Secured Euro Notes due February 2023	1,043,035	(4,983)	—	—	1,038,052
5.350% Senior Secured U.S. Dollar Notes due October 2023	60,567	—	224	—	60,791
3.500% Senior Secured Euro Notes due July 2024	613,550	(3,808)	—	—	609,742
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100,000	(8,359)	—	—	1,091,641
3.500% Senior Secured Euro Notes due June 2026	920,325	(6,995)	—	—	913,330
6.250% Senior Secured U.S. Dollar Notes due January 2027	750,000	(5,845)	—	—	744,155
2.375% Senior Secured Euro Notes due April 2028	613,550	(5,150)	—	—	608,400
5.250% Senior Secured U.S. Dollar Notes due January 2029	750,000	(6,875)	—	—	743,125
Senior Secured Notes	6,851,028	(45,054)	224	6,860	6,813,058

Euro Term Loan Facility due January 2023	1,055,306	(11,278)	—	—	1,044,028
Euro Revolving Credit Facility B due July 2024 (1)	—	—	—	—	—
U.S. Dollar Revolving Credit Facility A due July 2024 (1)	—	—	—	—	—
Long-term debt, less current portion	7,906,334	(56,332)	224	6,860	7,857,086

Euro Term Loan Facility due January 2023	392,672	—	—	—	392,672
Current portion of long-term debt	392,672	—	—	—	392,672

Short-term borrowings	480	—	—	—	480

Total debt	8,299,486	(56,332)	224	6,860	8,250,238
(1) As of December 31, 2020, $23.9 million of debt issuance costs, net are presented in other non-current assets for debt instruments with no outstanding borrowings

	December 31, 2019
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,500,000	(8,199)	—	(473)	1,491,328
4.750% Senior Secured Euro Notes due February 2023	954,890	(6,508)	—	—	948,382
5.350% Senior Secured U.S. Dollar Notes due October 2023	60,567	—	318	—	60,885
3.500% Senior Secured Euro Notes due July 2024	561,700	(4,369)	—	—	557,331
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100,000	(10,041)	—	—	1,089,959
3.500% Senior Secured Euro Notes due June 2026	842,550	(7,445)	—	—	835,105
6.250% Senior Secured U.S. Dollar Notes due January 2027	750,000	(6,613)	—	—	743,387
2.375% Senior Secured Euro Notes due April 2028	561,700	(5,297)	—	—	556,403
Senior Secured Notes	6,331,407	(48,472)	318	(473)	6,282,780

Euro Term Loan Facility due January 2023	1,325,612	(8,223)	—	—	1,317,389
Euro Revolving Credit Facility B due July 2024 (1)	—	—	—	—	—
U.S. Dollar Revolving Credit Facility A due July 2024 (1)	—	—	—	—	—
Long-term debt, less current portion	7,657,019	(56,695)	318	(473)	7,600,169

4.750% Senior Secured Euro Notes due March 2020	435,767	(978)	—	—	434,789
5.500% Senior Secured U.S. Dollar Notes due June 2020	27,311	—	74	(19)	27,366
Current portion of long-term debt	463,078	(978)	74	(19)	462,155

Short-term borrowings	3,193	—	—	—	3,193

Total debt	8,123,290	(57,673)	392	(492)	8,065,517
(1) As of December 31, 2019, $20.5 million of debt issuance costs, net are presented in other non-current assets for debt instruments with no outstanding borrowings

The principal amount of long-term debt maturing over the next five years and thereafter as of December 31, 2020 is as follows
($ thousands):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2021	—	392,672	392,672
2022	1,000,001	392,672	1,392,673
2023	60,567	1,705,669	1,766,236
2024	—	613,550	613,550
2025	1,100,000	—	1,100,000
2026 and thereafter	1,500,000	1,533,875	3,033,875
Total principal payments	3,660,568	4,638,438	8,299,006

Senior Secured Notes

The key terms of our senior secured notes (the “Notes”), which are rated Ba3 and BB by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), respectively, are as follows:

Description	Principal (thousands)	Effective Interest Rate	Issuer	Guarantors	Collateral	Redemption	Interest payments
6.250% Senior Secured U.S. Dollar Notes due February 2022	$1,000,001	6.52%	Parent	*	†	++	Semi-annually in arrears
4.750% Senior Secured Euro Notes due February 2023	€850,000	4.98%	Parent	*	†	++	Semi-annually in arrears
5.350% Senior Secured U.S. Dollar Notes due October 2023	$60,567	5.47%	IGT	**	††	+	Semi-annually in arrears
3.500% Senior Secured Euro Notes due July 2024	€500,000	3.68%	Parent	*	†	++	Semi-annually in arrears
6.500% Senior Secured U.S. Dollar Notes due February 2025	$1,100,000	6.71%	Parent	*	†	++	Semi-annually in arrears
3.500% Senior Secured Euro Notes due June 2026	€750,000	3.65%	Parent	*	†	+++	Semi-annually in arrears
6.250% Senior Secured U.S. Dollar Notes due January 2027	$750,000	6.41%	Parent	*	†	++	Semi-annually in arrears
2.375% Senior Secured Euro Notes due April 2028	€500,000	2.50%	Parent	*	†	+++	Semi-annually in arrears
5.250% Senior Secured U.S. Dollar Notes due January 2029	$750,000	5.39%	Parent	*	†	+++	Semi-annually in arrears

*    Certain subsidiaries of the Parent.

**    The Parent and certain subsidiaries of the Parent.

†    Ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

††    Certain intercompany loans with principal balances in excess of $10 million.

+    International Game Technology (“IGT”) may redeem in whole or in part at any time prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. IGT may also redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain gaming regulatory events. Upon the occurrence of certain events, IGT will be required to offer to repurchase all of the notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

++    The Parent may redeem in whole or in part at any time prior to the date which is six months prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

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

The Notes contain customary covenants and events of default. At December 31, 2020, the issuers were in compliance with the covenants.

3.500% Senior Secured Euro Notes due July 2024

On June 27, 2018, the Parent issued €500 million of 3.500% Senior Secured Euro Notes due July 2024 (the “3.500% Notes due 2024”) at par.

The Company recorded a $29.6 million loss on extinguishment of debt in connection with the repurchases, which is classified in other (expense) income, net on the consolidated statement of operations for the year ended December 31, 2018.

3.500% Senior Secured Euro Notes due June 2026

On June 20, 2019, the Parent issued €750 million of 3.500% Senior Secured Euro Notes due June 2026 (the “3.500% Notes due 2026”) at par.

The Parent used the net proceeds from the 3.500% Notes due 2026 to repurchase €437.6 million ($497.5 million) of the 4.125% Senior Secured Euro Notes due February 2020 (the “4.125% Notes”) and pay down $339.3 million of the Revolving Credit Facilities due July 2024, for total consideration, excluding interest, of $845.3 million. The Company recorded an €8.5 million ($9.6 million) loss on extinguishment of debt in connection with the repurchase, which is classified in other (expense) income, net on the consolidated statement of operations for the year ended December 31, 2019.

6.250% Senior Secured U.S. Dollar Notes due January 2027

On September 26, 2018, the Parent issued $750 million of 6.250% Senior Secured U.S. Dollar Notes due January 2027 (the “6.250% Notes”) at par.

The Company recorded a $24.8 million loss on extinguishment of debt in connection with the redemptions, which is classified in other (expense) income, net on the consolidated statement of operations for the year ended December 31, 2018.

2.375% Senior Secured Euro Notes due April 2028

On September 16, 2019, the Parent issued €500 million of 2.375% Senior Secured Euro Notes due April 2028 (the “2.375% Notes”) at par.

The Parent used the net proceeds from the 2.375% Notes to pay the €320.0 million ($350.2 million) first installment on the Euro Term Loan Facility due January 25, 2020 on September 27, 2019 and to pay down $192.3 million of the Revolving Credit Facilities due July 2024, for total consideration, excluding interest, of $542.5 million. The Company recorded a €2.1 million ($2.3 million) loss on extinguishment of debt in connection with the Term Loan repayment, which is classified in other (expense) income, net on the consolidated statement of operations for the year ended December 31, 2019.

5.250% Senior Secured U.S. Dollar Notes due January 2029

On June 19, 2020, the Parent issued $750.0 million of 5.250% Senior Secured U.S. Dollar Notes due January 2029 (the “5.250% Notes”) at par.

The Parent used the net proceeds from the 5.250% Notes to repurchase $500.0 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 for total consideration, excluding interest, of $525.0 million. The Company recorded a $23.3 million loss on extinguishment of debt in connection with the repurchase, of which a $28.3 million loss is classified in other expense, net and an offsetting gain of $5.0 million is classified in interest expense, net in the consolidated statement of operations for the year ended December 31, 2020.

Interest on the 5.250% Notes is payable semi-annually in arrears.

The 5.250% Notes are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10.0 million.

Prior to January 15, 2024, the Parent may redeem the 5.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. From January 15, 2024 to January 14, 2025, the Parent may redeem the 5.250% Notes in whole or in part at 102.625% of their principal amount together with accrued and unpaid interest. From January 15, 2025 to January 14, 2026, the Parent may redeem the 5.250% Notes in whole or in part at 101.313% of their principal amount together with accrued and unpaid interest. On or after January 15, 2026, the Parent may redeem the

5.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem the 5.250% Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the 5.250% Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. In certain events of default, the 5.250% Notes outstanding may become due and payable immediately.

4.750% Senior Secured Euro Notes due March 2020

On March 5, 2020, the Parent redeemed the €387.9 million ($432.0 million) 5.500% Senior Secured Euro Notes due March 2020 when they matured.

5.500% Senior Secured U.S. Dollar Notes due June 2020

On June 15, 2020, the Parent redeemed the $27.3 million 5.500% Senior Secured U.S. Dollar Notes due June 2020 when they matured.

Revolving Credit Facilities and Term Loan Facility

On May 7, 2020, the Company entered into an amendment to the Senior Facilities Agreement for the Revolving Credit Facilities due July 2024 (the “RCF Agreement”), and on May 8, 2020, the Company entered into an amendment to the Senior Facility Agreement for the Euro Term Loan Facility due January 2023 (the “TLF Agreement”).

The amendments modified the RCF Agreement and the TLF Agreement by, among other things:

•Providing a waiver of the covenants requiring the Company to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021 and establishing new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021 as described in the amendments;
•Providing that for the period commencing on January 30, 2020 and expiring on August 31, 2021 (the “Relief Period Expiration Date”), a material adverse effect arising from the COVID-19 pandemic shall not constitute a material adverse effect under the agreements and any cessation or suspension of business arising from the COVID-19 pandemic shall not constitute an event of default under the agreements;
•Providing that the obligation to grant security over additional collateral be waived provided that the public debt ratings of the Company are not less than BB- or Ba3;
•Obligating the Company to maintain “Liquidity” (as defined in the amendments) of at least $500 million for the period commencing on the date of the amendments and expiring on the Relief Period Expiration Date (the “Relief Period”), with such financial covenant being tested quarterly or, if any monthly trading update or quarterly compliance certificate evidences that Liquidity is less than $750 million, monthly;
•Increasing the margin from 2.75% to 3.25% if the public debt ratings of the Company are B+ or B1 (or lower);
•Prohibiting restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds; and
•Decreasing the maximum annual amount that the Company can spend on acquisitions during the Relief Period to $100 million.

In addition, the amendment to the RCF Agreement provided that the margin applicable to all loans under the RCF Agreement outstanding as of April 11, 2020 was increased to 2.475%, and the amendment to the TLF Agreement provided that the margin applicable to all loans under the TLF Agreement outstanding as of April 11, 2020 was increased to 2.50%.

Term Loan Facility

The Parent is party to a senior facility agreement (the “Term Loan Facility Agreement”) for a €1.5 billion term loan facility maturing in January 2023 (the “Term Loan Facility”), which must be repaid in the following installments, as detailed below:

Due Date	Amount (€ thousands)
January 25, 2020	320,000
January 25, 2021	320,000
January 25, 2022	320,000
January 25, 2023	540,000

On September 27, 2019, the Parent repaid the first €320 million installment due January 25, 2020 (resulting in €1.2 billion principal remaining) from the proceeds of the 2.375% Notes issued on September 16, 2019.
Interest on the Term Loan Facility is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on our long-term ratings by Moody’s and S&P. At December 31, 2020 and 2019, the effective interest rate on the Term Loan Facility was 2.50% and 2.05%, respectively.
The Term Loan Facility is guaranteed by certain subsidiaries of the Parent and is secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.
Upon the occurrence of certain events, the Parent may be required to prepay the Term Loan Facility in full.
The Term Loan Facility Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2020, the Parent was in compliance with the covenants.

Revolving Credit Facilities

The Parent and certain of its subsidiaries are party to a senior facilities agreement (the “RCF Agreement”) which provides for the following multi-currency revolving credit facilities (the “Revolving Credit Facilities”):

Maximum Amount Available (thousands)	Facility	Borrowers
$1,050,000	Revolving Credit Facility A	Parent, IGT, and IGT Global Solutions Corporation
€625,000	Revolving Credit Facility B	Parent and Lottomatica Holding S.r.l.
On July 24, 2019, the Company entered into an amendment to the Revolving Credit Facilities due July 2021. The amendment extended the final maturity date of the Revolving Credit Facilities from July 26, 2021 to July 31, 2024 and established the minimum ratio of EBITDA to total net interest costs and the maximum ratio of total net debt to EBITDA for the extended term of the revolving credit facilities. In addition, the amendment reduced the aggregate revolving facilities commitments of the lenders from $1.20 billion and €725 million to $1.05 billion and €625 million and amended the definition of “Permitted Restricted Payment” to eliminate the leverage ratio threshold condition to the payment of dividends and other restricted payments. The amendment also allowed IGT-Europe B.V. to be added as a borrower under Revolving Credit Facility B and modified certain other non-material provisions.

Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on the Parent’s long-term ratings by Moody’s and S&P. At December 31, 2020 and December 31, 2019, there was no balance for the Revolving Credit Facilities.

The RCF Agreement provides that the following fees, which are recorded in interest expense in the consolidated statements of operations, are payable quarterly in arrears:

•Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities depending on the Parent’s long-term ratings by Moody’s and S&P. The applicable rate was 0.928% at December 31, 2020.
•Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate ranging from 0.15% to 0.60% dependent on the percentage of the Revolving Credit Facilities utilized. There was no balance as of December 31, 2020.

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

At December 31, 2020 the available liquidity under the Revolving Credit Facilities was $1.817 billion.

The RCF Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2020, the borrowers were in compliance with the covenants.

Other Credit Facilities

The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2020 and December 31, 2019, there were no borrowings under these facilities.

Letters of Credit

The Parent and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted demand credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2020 and 2019 and the weighted-average annual cost of such letters of credit:

	Letters of Credit Outstanding
($ thousands)	Not under the Revolving Credit Facilities	Under the Revolving Credit Facilities	Total	Weighted- Average Annual Cost
December 31, 2020	426,740	—	426,740	1.06%
December 31, 2019	402,300	—	402,300	1.02%

Interest Expense, Net

	For the year ended December 31,
($ thousands)	2020	2019	2018
Senior Secured Notes	(344,286)	(351,077)	(352,293)
Term Loan Facilities	(36,665)	(36,138)	(39,462)
Revolving Credit Facilities	(31,301)	(28,160)	(27,805)
Other	(620)	(7,918)	(12,052)
Interest expense	(412,872)	(423,293)	(431,612)
Interest income	14,956	12,418	14,229
Interest expense, net	(397,916)	(410,875)	(417,383)

17.    Income Taxes
The components of (loss) income from continuing operations before provision for income taxes, determined by tax jurisdiction, are as follows:

	For the year ended December 31,
($ thousands)	2020	2019	2018
United Kingdom	(354,563)	35,401	195,629
United States	(776,396)	(301,307)	(363,507)
Italy	228,744	350,731	365,463
Other	54,508	43,182	(63,717)
	(847,707)	128,007	133,868

The provision for income taxes consists of:

	For the year ended December 31,
($ thousands)	2020	2019	2018
Current:
United Kingdom	(819)	1,803	3,579
United States	10,045	46,288	(12,028)
Italy	66,073	104,368	141,496
Other	30,866	49,329	45,942
	106,165	201,788	178,989
Deferred:
United Kingdom	(190)	(78)	(282)
United States	(61,791)	(68,789)	(20,900)
Italy	(876)	914	(3,517)
Other	(15,610)	(3,078)	(10,126)
	(78,467)	(71,031)	(34,825)
	27,698	130,757	144,164

Income taxes paid, net of refunds, were $89.0 million, $196.8 million, and $178.5 million in 2020, 2019, and 2018, respectively.

The Parent is a tax resident in the United Kingdom (the “U.K.”). A reconciliation of the provision for income taxes, with the amount computed by applying the U.K. statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods to (loss) income from continuing operations before provision for income taxes is as follows:

	For the year ended December 31,
($ thousands)	2020	2019	2018
(Loss) income from continuing operations before provision for income taxes	(847,707)	128,007	133,868
United Kingdom statutory tax rate	19.00%	19.00%	19.00%
Statutory tax expense (benefit)	(161,064)	24,321	25,435

Change in valuation allowances	127,955	507	(13,723)
Non-deductible goodwill impairment	56,240	18,810	22,420
Base erosion and anti-abuse (“BEAT”) tax	12,926	31,340	13,769
Foreign tax expense, net of U.S. federal benefit	9,754	13,585	14,930
IRAP and state taxes	9,275	22,946	30,351
GILTI tax	2,517	4,575	11,079
Change in unrecognized tax benefits	1,295	6,637	9,166
Italian allowance for corporate equity	(3,841)	(2,380)	(3,328)
Foreign tax and statutory rate differential (1)	(13,988)	2,974	48,040
Tax Law Changes	(19,627)	—	—
Tax impact of Tax Act	—	—	(10,852)
Italian tax settlement	—	—	16,664
Non-taxable foreign exchange gain	—	(3,744)	(12,384)
Non-taxable gains on investments	—	(6,225)	—
Other	6,256	17,411	(7,403)
	27,698	130,757	144,164

Effective tax rate	(3.3)%	102.1%	107.7%
 (1) Includes the effects of foreign subsidiaries’ earnings taxed at rates other than the U.K. statutory rate

In 2020, our effective tax rate differed from the expected UK statutory rate of 19.00%, primarily due to increases in valuation allowances on deferred tax assets, the impact of the international provisions of the Tax Act (BEAT and GILTI), foreign rate differences, and a goodwill impairment with no associated tax benefit.

In 2019, our effective tax rate differed from the expected U.K. statutory rate of 19.00% primarily due to the impact of the international provisions of the Tax Act (BEAT and GILTI), foreign rate differences, and a goodwill impairment with no associated tax benefit.

In 2018, our effective tax rate differed from the expected U.K. statutory rate of 19.00% primarily due to the impact of the international provisions of the Tax Act (BEAT and GILTI), a goodwill impairment with no associated tax benefit, foreign rate differences, increases in uncertain tax positions, and the settlement of an Italian tax audit.

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) to provide certain relief as a result of the COVID-19 outbreak. Some of the key tax-related provisions of the CARES Act benefiting the Company include temporary five-year net operating loss carryback provisions, modifications to the 30% limitation on the deductibility of business interest, and payroll tax deferral.

In the quarter ended September 30, 2020, the U.S. Treasury Department issued final regulations regarding Global Intangible Low-Taxed Income (“GILTI”). The Company will elect the GILTI high tax exception as allowed by the final regulations and will amend its 2018 and 2019 income tax returns. The benefit of the GILTI high tax exception as well as the NOL carryback provisions provided in the CARES Act resulted in a tax benefit of $12.1 million.

The components of deferred tax assets and liabilities are as follows:

	December 31,
($ thousands)	2020	2019
Deferred tax assets:
Net operating losses	299,885	175,342
Section 163(j) interest limitation	154,925	93,522
Provisions not currently deductible for tax purposes	88,084	127,132
Lease liabilities	70,384	79,328
Jackpot timing differences	38,724	40,550
Depreciation and amortization	26,325	30,296
Inventory reserves	2,438	3,437
Other	47,377	44,459
Gross deferred tax assets	728,142	594,066
Valuation allowance	(284,088)	(156,133)
Deferred tax assets, net of valuation allowance	444,054	437,933

Deferred tax liabilities:
Acquired intangible assets	506,238	533,732
Depreciation and amortization	160,898	174,970
Lease right-of-use assets	65,015	74,201
Other	11,796	20,962
Total deferred tax liabilities	743,947	803,865
Net deferred income tax liability	(299,893)	(365,932)

Our net deferred income taxes are recorded in the consolidated balance sheets as follows:

	December 31,
($ thousands)	2020	2019
Deferred income taxes - non-current asset	33,117	27,108
Deferred income taxes - non-current liability	(333,010)	(393,040)
	(299,893)	(365,932)

Net Operating Loss Carryforwards

We have a $1.3 billion gross tax loss carryforward, of which $638.4 million relates to the U.K., $331.2 million relates to U.S. Federal, and $370.7 million relates to other foreign tax jurisdictions. Carryforwards in certain tax jurisdictions begin to expire in 2031, while others have an unlimited carryforward period. A valuation allowance has been provided on $929.5 million of the gross net operating loss carryforwards. Portions of the tax loss carryforwards are subject to annual limitations, including Section 382 of the U.S. Internal Revenue Code of 1986, as amended, for U.S. tax purposes, and similar provisions under other countries’ laws. In addition, as of December 31, 2020, we had U.S. state tax net operating loss carryforwards, resulting in a deferred tax asset (net of U.S. federal tax benefit) of approximately $18.3 million. U.S. state tax net operating loss carryforwards generally expire in the years 2021 through 2040.

Valuation Allowance

A reconciliation of the valuation allowance is as follows:

	December 31,
($ thousands)	2020	2019	2018
Balance at beginning of year	156,133	170,831	184,554
Expiration of tax attributes	—	(15,205)	—
Net charges to (income) expense	127,955	507	(13,723)
Balance at end of year	284,088	156,133	170,831

The valuation allowance primarily relates to U.K. and foreign net operating losses that are not more likely than not expected to be realized. In addition, we also recorded a partial valuation allowance of $57.9 million relating to our business interest expense limitation carryforward. In assessing the need for a valuation allowance, we considered both positive and negative evidence for each jurisdiction including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. When we change our determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to the provision for (benefit from) income taxes in the period in which such determination is made.

For the years ended December 31, 2020 and December 31, 2019, we recorded a net valuation increase (decrease) of $127.9 million and $(14.7) million, respectively.

Accounting for Uncertainty in Income Taxes

A reconciliation of the unrecognized tax benefits is as follows:

	December 31,
($ thousands)	2020	2019	2018
Balance at beginning of year	29,175	26,635	20,975
Additions to tax positions - current year	498	717	11,947
Additions to tax positions - prior years	335	2,358	16,973
Reductions to tax positions - prior years	(2,259)	—	(4,610)
Settlements	—	—	(17,238)
Lapses in statutes of limitations	(525)	(535)	(1,412)
Balance at end of year	27,224	29,175	26,635

At December 31, 2020, 2019, and 2018, $27.2 million, $29.2 million, and $26.6 million, respectively, of the unrecognized tax benefits, if recognized, would affect our effective tax rates.

We recognize interest expense and penalties related to income tax matters in the provision for income taxes. For 2020, 2019, and 2018, we recognized $(0.2) million, $4.7 million, and $0.7 million, respectively, in interest expense, penalties, and inflationary adjustments. At December 31, 2020, 2019, and 2018, the gross balance of accrued interest and penalties was $20.9 million, $21.2 million, and $16.4 million, respectively.

We file income tax returns in various jurisdictions of which the United Kingdom, United States, and Italy represent the major tax jurisdictions. All years prior to 2017 are closed with the Internal Revenue Service. As of December 31, 2020, we are subject to income tax audits in various tax jurisdictions globally, most significantly in Mexico and Italy.

Mexico Tax Audit

Based on a 2006 tax examination, the Company’s Mexican subsidiary, GTECH Mexico S.A. de C.V., was issued an income tax assessment of approximately Mexican peso (“MXN”) 425.0 million. The assessment relates to the denial of a deduction for cost of goods sold and the taxation of intercompany loan proceeds. The Company has unsuccessfully contested the two issues in the Mexican court system receiving unfavorable decisions by the Mexican Supreme Court in June 2017 and October 2019, respectively. As of December 31, 2020, based on the unfavorable decisions received, the Company has recorded a liability of MXN 478.5 million (approximately $24.0 million), which includes additional interest, penalties, and inflationary adjustments.

Italy Tax Audits

The Company’s Italian corporate income tax returns for the calendar years ended December 31, 2015 through December 31, 2019 are currently under examination. On October 19, 2020, the Italian tax authorities issued a final tax audit report for calendar year 2015 questioning the process the Company undertook to establish the interest rate on an intercompany debt agreement (“the 2015 loan”), between Lottomatica S.r.l. (the borrower) and its parent company, IGT PLC (the lender). Similar findings are expected for the 2015 loan for calendar years 2016 through 2019 as the intercompany debt remains outstanding and the Company applied the same interest rate. The Company expects that Lottomatica S.r.l will receive an assessment of taxes, interest, and potentially penalties sometime in the first half of calendar year 2021. The Company believes the interest rate applied to the intercompany debt was calculated on an arm’s length basis consistent with established transfer pricing policies and procedures. The Company is currently evaluating the options for responding to the October 19, 2020 tax audit report upon receipt of the tax assessment.

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

18.    Commitments and Contingencies

Commitments

Jackpot Commitments

Jackpot liabilities are recorded as current and non-current liabilities as follows:

($ thousands)	December 31, 2020
Current liabilities	71,290
Non-current liabilities	147,654
218,944

Future jackpot liabilities are due as follows:

($ thousands)	Previous Winners	Future Winners	Total
2021	35,967	35,176	71,143
2022	22,705	8,250	30,955
2023	20,440	651	21,091
2024	17,863	651	18,514
2025	15,028	651	15,679
Thereafter	84,552	9,761	94,313
Future jackpot payments due	196,555	55,140	251,695
Unamortized discounts			(32,751)
Total jackpot liabilities			218,944

Performance and other bonds

Certain contracts require us to provide a surety bond as a guarantee of performance for the benefit of customers; bid and litigation bonds for the benefit of potential customers; and WAP bonds that are used to secure our financial liability when a player elects to have their WAP jackpot winnings paid over an extended period of time.

These bonds give beneficiaries the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contracts. In general, we would only be liable for these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. Accordingly, no liability has been recorded as of December 31, 2020 and 2019 related to these bonds.

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. At December 31, 2020, provisions for litigation matters amounted to $7.9 million. With respect to litigation and other legal proceedings where we have determined that a loss is reasonably possible but we are unable to estimate the amount or range of reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

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

(a)Steele, James et al. v. GTECH Corp., filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500.0 million. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs’ sole remaining claim should be reconsidered.
(b)Nettles, Dawn v. GTECH Corp. et al., filed on January 7, 2015 in Dallas County (No. 051501559CV). Plaintiff claims damages in excess of $4.0 million. GTECH Corporation and the TLC won pleas to the jurisdiction for dismissal based on sovereign immunity. Plaintiff lost her appeal and petitioned for Texas Supreme Court review. On April 27, 2018, IGT Global Solutions Corporation petitioned for Texas Supreme Court review and the Texas Supreme Court heard arguments on December 3, 2019 in both the Nettles and Steele cases. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs in the Nettles and Steele cases could proceed with their fraud allegations in the lower courts; all other claims were dismissed. The Nettles case was dismissed on December 16, 2020 after summary judgment was awarded in favor of IGT Global Solutions Corporation.
(c)Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million.
(d)Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 15, 2016 in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1.0 million.
(e)Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016 in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1.0 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

Disposition of Previously Disclosed Matters

Illinois State Lottery

On February 6, 2017, putative class representatives of retailers and lottery ticket purchasers alleged the Illinois Lottery collected millions of dollars from sales of instant ticket games and wrongfully ended certain games before all top prizes had been sold. Raqqa, Inc. et al. v. Northstar Lottery Group, LLC., was filed in Illinois state court, St. Clair County (No. 17L51) against Northstar Lottery Group LLC, a consortium in which the Parent indirectly holds an 80% controlling interest. The claims included tortious interference with contract, violations of Illinois Consumer Fraud and Deceptive Practices Act, and unjust enrichment. The lawsuit was removed to the U.S. District Court for the Southern District of Illinois. On May 9, 2018, IGT Global Solutions Corporation and Scientific Games International, Inc. were added as defendants. The parties have settled the case for an amount that is not material to the Company's consolidated financial statements, and the case was dismissed in September 2020.

19.    Shareholders’ Equity

Shares Authorized and Outstanding

The Board of Directors of the Parent (the “Board”) is authorized to issue shares of any class in the capital of the Parent. The authorized shares of the Parent consist of 1.850 billion ordinary shares with a $0.10 per share par value.

Ordinary shares outstanding were as follows:

	December 31,
	2020	2019	2018
Balance at beginning of year	204,435,333	204,210,731	203,446,572
Shares issued under restricted stock plans	421,231	224,602	619,614
Shares issued upon exercise of stock options	—	—	144,545
Balance at end of year	204,856,564	204,435,333	204,210,731

Repurchases of Ordinary Shares

The Parent has the authority to repurchase, subject to a maximum repurchase price, a maximum of 20,474,483 ordinary shares of the Company. This authority remains valid until December 24, 2021, unless previously revoked, varied, or renewed at the 2021 annual general meeting.

The Parent did not repurchase any of its ordinary shares in 2020, 2019, or 2018.

Dividends

We declared a $0.20 cash dividend per share during the first quarter of 2020 and all four quarters of 2019 and 2018. Future dividends are subject to Board approval.

The RCF Agreement and TLF Agreement limit the aggregate amount of dividends and repurchases of the Parent’s ordinary shares in each year to $300 million based on ratings by Moody’s and S&P. As discussed in Note 16 - Debt, in May 2020, the Company entered into amendments to these agreements which include terms that prohibit restricted payments, including dividends and ordinary share repurchases, through June 30, 2021.

Accumulated Other Comprehensive Income

The following table details the changes in AOCI:

		Unrealized Gain (Loss) on:		AOCI
($ thousands)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2017	338,146	(5,227)	6,001	338,920	1,249	340,169
Change during period	(90,309)	(163)	(4,979)	(95,451)	18,691	(76,760)
Reclassified to operations (1)	(4,254)	536	—	(3,718)	—	(3,718)
Tax effect	3,779	(1,904)	(29)	1,846	—	1,846
Other comprehensive (loss) income	(90,784)	(1,531)	(5,008)	(97,323)	18,691	(78,632)
Balance at December 31, 2018	247,362	(6,758)	993	241,597	19,940	261,537
Change during period	(18,172)	237	2,877	(15,058)	15,906	848
Reclassified to operations (1)	1,623	(2,183)	—	(560)	—	(560)
Tax effect	22	495	183	700	—	700
Other comprehensive (loss) income	(16,527)	(1,451)	3,060	(14,918)	15,906	988
Balance at December 31, 2019	230,835	(8,209)	4,053	226,679	35,846	262,525
Change during period	128,275	(674)	(269)	127,332	(59,455)	67,877
Reclassified to operations (1)	(507)	(47)	—	(554)	—	(554)
Tax effect	(217)	184	—	(33)	—	(33)
Other comprehensive income (loss)	127,551	(537)	(269)	126,745	(59,455)	67,290
Balance at December 31, 2020	358,386	(8,746)	3,784	353,424	(23,609)	329,815
(1) Foreign currency translation adjustments related to liquidated subsidiaries were reclassified into foreign exchange (loss) gain, net on the consolidated statements of operations for the years ended December 31, 2020 and 2019. Unrealized gain (loss) on hedges were reclassified into service revenue in the consolidated statements of operations for the years ended December 31, 2020, 2019, and 2018, respectively

20.    Variable Interest Entities

We hold ownership interests in the following variable interest entities (“VIEs”):

Name of subsidiary	% Ownership held by the Company
Lottoitalia S.r.l. (“Lottoitalia”)	61.50%
Lotterie Nazionali S.r.l. (“LN”)	64.00%
Northstar New Jersey Lottery Group, LLC (“Northstar NJ”) (1)	82.31%
(1) Northstar New Jersey Holding Company LLC, of which we are a 50.15% shareholder, holds the 82.31% ownership in Northstar NJ

Lottoitalia holds a license to operate the Lotto game in Italy through November 2025. LN holds a license to operate the Scratch & Win instant lottery game in Italy through September 2028. Northstar NJ manages a wide range of the lottery’s day-to-day operations in the State of New Jersey, as well as provides marketing and sales services under a license valid through June 2029.

We are the principal operating partner fulfilling the requirements under the licenses held by the VIEs. As such, we have the power to direct the activities that significantly affect the VIEs’ economic performance, along with the right to receive benefits or the obligation to absorb losses that could potentially be significant to the VIEs. As a result, we concluded we are the primary beneficiary of the VIEs and they have been consolidated. Accordingly, the balance sheet and operating activity of the VIEs are included in our consolidated financial statements and we adjust the net income (loss) in our consolidated statement of operations to exclude the non-controlling interests’ proportionate share of results. We present the proportionate share of non-controlling interests as equity in the consolidated balance sheets.

The carrying amounts and classification of these VIEs’ assets and liabilities in our consolidated balance sheets at December 31, 2020 and 2019 are as follows:

	December 31,
($ thousands)	2020	2019
Current assets	1,087,002	842,893
Non-current assets	1,556,072	1,652,641
Total assets	2,643,074	2,495,534

Total liabilities	707,530	498,681

21.    Segment Information

On July 1, 2020, we adopted a new organizational structure focused on two business segments: Global Lottery and Global Gaming, along with a streamlined corporate support function. During the third quarter of 2020, our chief operating decision maker requested changes in the information that he regularly reviews for purposes of allocating resources and assessing performance. This resulted in a change in our operating segments and reporting units. As a result, beginning in the third quarter of 2020, we report our financial performance based on our July 1, 2020 new business segments, and analyze revenue and operating income as measures of segment profitability. We have recast our historically presented comparative segment information to conform to the way we internally manage and monitor segment performance.

The Global Lottery segment has full responsibility for the worldwide traditional lottery and iLottery business, including sales, operations, product development, technology, and support. The Global Gaming segment has full responsibility for the worldwide gaming business, including iGaming, sports betting, sales, product management, studios, global manufacturing, operations, and technology.

Our two business segments are supported by central corporate support functions, including a business and strategic initiatives function, finance, people and transformation, legal, marketing and communications, corporate public affairs, and strategy and corporate development. Certain support costs that are identifiable and that benefit our business segments are allocated to them. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated. Corporate support function expenses that are not allocated to the business segments, which are principally composed of selling, general and administrative expenses, are reported as Corporate and Other expenses, along with goodwill impairment and the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies.

Through our two business segments, we operate and provide an integrated portfolio of innovative gaming technology products and services including online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, iLottery, sports betting, iGaming, commercial services, and lottery management services.

Global Lottery

Our Global Lottery segment provides lottery products and services primarily to governmental organizations through operating contracts, facilities management contracts (“FMCs”), lottery management agreements (“LMAs”), and product sales contracts.

As part of our lottery product and services, we provide instant and draw-based lottery products, point-of-sale machines, central processing systems, software, commercial services, instant ticket printing services, and other related equipment and support services.

We categorize revenue from operating contracts, FMCs, and LMAs as “Operating and facilities management contracts” and revenue from commercial services, software hosting, software maintenance, and other services not included within operating contracts, FMCs, or LMAs as service revenue from “Systems, software, and other”. Revenue included within “Operating and facilities management contracts” include all services required by the contract, including iLottery and instant ticket printing.

We categorize sales or sales-type leases of lottery terminals, lottery systems, software licenses, and instant tickets not part of “Operating and facilities management contracts” as product sales from “Lottery products”.

Global Gaming

Our Global Gaming segment provides gaming products and services including software and game content, casino gaming management systems, video lottery terminals (“VLTs”), amusement with prize machines (“AWPs”), VLT central systems, sports betting, iGaming, and other related equipment and support services to commercial and tribal casino operators.

We categorize revenue from Wide Area Progressive services, and operating leases for VLTs, AWPs, and other gaming machines as service revenue from “Gaming terminal services.” We categorize revenue from iGaming services, sports betting, software intellectual property licenses, and systems as service revenue from “Systems, software, and other”.

Revenue from the sale or sales-type lease of gaming machines, systems, component parts, and other miscellaneous equipment and services are categorized as product sales from “Gaming terminals” and revenue from systems, software, casino gaming management systems, game content, iGaming products, and spare parts as product sales from “Gaming other”.

Segment information is as follows:

	For the year ended December 31, 2020
($ thousands)	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Service revenue	2,042,652	596,906	2,639,558	—	2,639,558
Product sales	121,346	354,552	475,898	—	475,898
Total revenue	2,163,998	951,458	3,115,456	—	3,115,456

Operating income (loss)	641,930	(205,657)	436,273	(543,738)	(107,465)
Depreciation and amortization	235,767	155,758	391,525	174,669	566,194
Expenditures for long-lived assets	(148,679)	(74,877)	(223,556)	(2,190)	(225,746)

	For the year ended December 31, 2019
($ thousands)	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Service revenue	2,182,961	917,907	3,100,868	—	3,100,868
Product sales	109,884	821,005	930,889	—	930,889
Total revenue	2,292,845	1,738,912	4,031,757	—	4,031,757

Operating income (loss)	697,267	179,548	876,815	(398,899)	477,916
Depreciation and amortization	228,972	187,061	416,033	197,910	613,943
Expenditures for long-lived assets	(167,349)	(166,932)	(334,281)	(8,216)	(342,497)

	For the year ended December 31, 2018
($ thousands)	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Service revenue	2,234,801	961,129	3,195,930	—	3,195,930
Product sales	126,889	658,053	784,942	—	784,942
Total revenue	2,361,690	1,619,182	3,980,872	—	3,980,872

Operating income (loss)	763,799	143,340	907,139	(433,542)	473,597
Depreciation and amortization	223,126	171,378	394,504	212,989	607,493
Expenditures for long-lived assets	(202,412)	(229,182)	(431,594)	(9,450)	(441,044)

Geographical Information

Revenue from external customers, which is based on the geographical location of our customers, is as follows:

	December 31,
($ thousands)	2020	2019	2018
United States	1,666,241	2,115,791	2,063,477
Italy	895,942	989,796	973,621
United Kingdom	63,874	73,541	58,681
Rest of Europe	209,080	322,654	313,779
All other	280,319	529,975	571,314
Total	3,115,456	4,031,757	3,980,872

Revenue from one customer in the Global Lottery segment represented approximately 19%, 16%, and 16% of consolidated revenue in 2020, 2019, and 2018, respectively.

Long-lived assets, which are comprised of Systems & Equipment and PPE, are based on the geographical location of the assets as follows:

	December 31,
($ thousands)	2020	2019
United States	841,439	928,857
Italy	176,341	187,169
United Kingdom	13,871	17,687
Rest of Europe	90,646	102,874
All other	77,426	115,060
Total	1,199,723	1,351,647

22.    Stock-Based Compensation

Incentive Awards

Stock-based incentive awards are provided to directors and employees under the terms of our 2015 Equity Incentive Plan (the “Plan”) as administered by the Board. Awards available under the Plan principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plan is 11.5 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. We utilize authorized and unissued shares to satisfy all shares issued under the Plan.

Stock Options

Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. In 2018, stock options were granted solely to our Chief Executive Officer, which will vest in 2021 subject to certain performance and other criteria, and have a contractual term of approximately six years. No stock options were granted in 2020 or 2019.

Stock Awards

Stock awards are principally made in the form of performance share units (“PSUs”) and restricted share units (“RSUs”). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets, which may include Adjusted EBITDA, Adjusted Net Debt and Total Shareholder Return (“TSR”) relative to the Russell Mid Cap Market Index. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period (i.e. four years to vest both tranches). Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date or modification date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets. In 2020, no PSUs were granted.

RSUs are stock awards granted to directors that entitle the holder to shares of common stock as the award vests, typically over a one-year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan. In 2020, RSUs were also granted to employees, which will vest in approximately one- and two-year vesting periods.

Stock Option Activity

A summary of our stock option activity and related information is as follows:

		Weighted-Average
	Stock Options	Exercise Price Per Share ($)	Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ thousands)
Outstanding at January 1, 2020	1,140,566	20.73
Granted	—	—
Exercised	—	—
Expired	(718,066)	20.29
Outstanding at December 31, 2020	422,500	21.49	2.19

At December 31, 2020:
Vested and expected to vest	250,000	15.53	1.37	352
Exercisable	250,000	15.53	1.37	352

No stock options were exercised in 2020 and 2019. The total intrinsic value of stock options exercised in 2018 was $6.0 million. There were no cash proceeds from stock options exercised in 2018.

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

Stock Award Activity

A summary of our stock award activity and related information is as follows:

	PSUs	Weighted- Average Grant Date Fair Value ($)	RSUs	Weighted- Average Grant Date Fair Value ($)
Nonvested at January 1, 2020	5,060,951	19.41	130,009	14.07
Granted	—	—	2,375,141	9.04
Vested	(474,399)	24.07	(136,161)	13.64
Forfeited	(1,229,586)	20.16	(2,606)	9.08
Nonvested at December 31, 2020	3,356,966	18.40	2,366,383	9.05

At December 31, 2020:
Unrecognized cost for nonvested awards ($ thousands)	1,052		17,827
Weighted-average future recognition period (in years)	0.27		1.93

The total vest-date fair value of PSUs vested was $2.7 million, $3.7 million, and $24.6 million in 2020, 2019, and 2018, respectively. The total vest-date fair value of RSUs vested was $1.2 million, $0.9 million, and $3.4 million for 2020, 2019, and 2018, respectively.

Fair Value of Stock Awards Granted

We estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the awards include a market condition. The market condition is based on the Company’s TSR relative to the Russell Midcap Market Index.

During 2020, 2019, and 2018, we estimated the fair value of RSUs at the date of grant based on our stock price. Details of the grants are as follows:

	2020	2019	2018
PSUs granted during the year	—	2,133,512	1,564,083
Weighted-average grant date fair value ($)	—	11.10	28.93

RSUs granted during the year	2,375,141	131,676	68,142
Weighted-average grant date fair value ($)	9.04	14.10	30.23

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

Stock-Based Compensation Expense

Total compensation cost (recovery) for our stock-based compensation plans is recorded based on the employees’ respective functions as detailed below.

	For the year ended December 31,
($ thousands)	2020	2019	2018
Cost of services	(1,137)	2,131	1,923
Cost of product sales	(282)	430	445
Selling, general and administrative	(4,162)	21,409	27,702
Research and development	(1,296)	2,544	3,016
Stock-based compensation expense before income taxes	(6,877)	26,514	33,086
Income tax (provision) benefit	(1,856)	6,119	7,562
Total stock-based compensation, net of tax	(5,021)	20,395	25,524

The current year recovery results from the reversal of prior year expense due to certain PSUs that are no longer forecasted to be achieved.

23.    Earnings Per Share

The following table presents the computation of basic and diluted loss per share of common stock:

	For the year ended December 31,
($ and shares in thousands, except per share amounts)	2020	2019	2018
Numerator:
Net loss from continuing operations attributable to IGT PLC	(939,331)	(128,894)	(139,380)
Net income from discontinued operations attributable to IGT PLC	41,441	109,869	118,030
Net loss attributable to IGT PLC	(897,890)	(19,025)	(21,350)

Denominator:
Weighted-average shares - basic and diluted	204,725	204,373	204,083

Net loss from continuing operations attributable to IGT PLC per common share - basic and diluted	(4.59)	(0.63)	(0.68)
Net income from discontinued operations attributable to IGT PLC per common share - basic and diluted	0.20	0.54	0.58
Net loss attributable to IGT PLC per common share - basic and diluted	(4.39)	(0.09)	(0.10)

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

For the years ended December 31, 2020, 2019, and 2018, stock options and unvested restricted stock awards totaling 0.7 million shares, 1.2 million shares, and 1.6 million shares, respectively, were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

24.    Related Party Transactions

We engage in business transactions with certain related parties which include (i) De Agostini S.p.A. (“De Agostini”) or entities directly or indirectly controlled by De Agostini, (ii) other entities and individuals capable of exercising control, joint control, or significant influence over us, and (iii) our unconsolidated subsidiaries or joint ventures. Members of the Board, executives with authority for planning, directing, and controlling the activities of the Company and such Directors’ and executives’ close family members are also considered related parties. We may make investments in such entities, enter into transactions with such entities, or both.

De Agostini Group

We are majority-owned by De Agostini. Amounts receivable from De Agostini and subsidiaries of De Agostini (the “De Agostini Group”) are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of our Italian subsidiaries have a tax unit agreement, and in some cases, a value-added tax agreement, with De Agostini pursuant to which De Agostini consolidates certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority.

Related party transactions with the De Agostini Group are as follows:

	December 31,
($ thousands)	2020	2019
Trade receivables	—	2
Tax-related receivables	—	2,031
Trade payables	5,096	3,180
Tax-related payables	18,706	17,004

Unconsolidated Subsidiaries and Joint Ventures

From time to time, we make strategic investments in publicly traded and privately held companies that develop software, hardware, and other technologies or provide services supporting its technologies. We may also purchase from or make sales to these organizations.

Ringmaster S.r.l. (“Ringmaster”)

We have a 50% interest in Ringmaster, an Italian joint venture, that is accounted for using the equity method of accounting. Ringmaster provides software development services for our interactive gaming business pursuant to an agreement dated December 7, 2011. Our investment in Ringmaster was $0.8 million and $0.7 million at December 31, 2020 and 2019, respectively.

We incurred $6.6 million, $6.1 million, and $10.4 million in expenses to Ringmaster for the years ended December 31, 2020, 2019, and 2018, respectively.

Connect Ventures One LP and Connect Ventures Two LP

We have held investments in Connect Ventures One LP and Connect Ventures Two LP (the “Connect Ventures”) since 2011 and 2015, respectively, that are accounted for as equity investments. De Agostini also holds investments in the Connect Ventures, and Nicola Drago, the son of director Marco Drago, holds a 10% ownership interest in, and is a non-executive member of, Connect Ventures LLP, the fund that manages the Connect Ventures. The Connect Ventures are venture capital funds that target “early stage” investment operations.

Our investment in Connect Ventures One LP was $5.1 million and $4.9 million at December 31, 2020 and 2019, respectively. Our investment in Connect Ventures Two LP was $7.3 million and $6.2 million at December 31, 2020 and 2019, respectively.