Form 20-F
period 2021-12-31
International Game Technology PLC
filed 2022-03-03
CIK 1619762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

66 Seymour Street, 2nd Floor
London W1H 5BT
United Kingdom
(Address of principal executive offices)

Christopher Spears
Executive Vice President and General Counsel
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

203,688,118	ordinary shares, nominal value $0.10 per share
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
This annual report on Form 20-F includes the consolidated financial statements of the Company for the years ended December 31, 2021, 2020, and 2019 (the “Consolidated Financial Statements”) prepared in accordance with United States Generally Accepted Accounting Principles as issued by the Financial Accounting Standards Board.
The financial information is presented in U.S. dollars. All references to “U.S. dollars,” “U.S. dollar,” “U.S. $,” “USD,” and “$” refer to the currency of the United States of America. All references to “Euro,” “euro,” “EUR,” and “€” refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.
Amounts reported in millions are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.
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

Abbreviation/Term	Definition
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B2B	business-to-business
B2C	business-to-consumer
BEAT	base-erosion and anti-abuse tax
Brexit	the United Kingdom’s withdrawal from the European Union
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Company	the Parent together with its consolidated subsidiaries
De Agostini	De Agostini S.p.A.
EBITDA	earnings before interest, taxes, depreciation and amortization
E.U.	European Union
GAAP	United States Generally Accepted Accounting Principles
GDPR	E.U. General Data Protection Regulation
GILTI	global intangible low-taxed income
iGaming	digital (interactive) gaming
IGT PLC	the Parent together with its consolidated subsidiaries
Loyalty Plan	the terms and conditions related to the Special Voting Shares
Loyalty Register	the register of ordinary shares for which holders thereof have validly elected to exercise the related Special Voting Shares
NYSE	New York Stock Exchange
Parent	International Game Technology PLC
R&D	research and development
SEC	United States Securities and Exchange Commission
Special Voting Shares	the special voting shares in the Parent, worth U.S.$0.000001 each and carrying 0.9995 votes
Tax Act	the Tax Cuts and Jobs Act of 2017
U.K.	United Kingdom
U.S.	United States of America
Wire Act	U.S. Interstate Wire Act of 1961

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
•the length, duration and severity of the COVID-19 pandemic, including any new variants of the coronavirus, and the response of governments, including government-mandated property closures and travel restrictions;
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
•the impact of supply chain constraints on the Company’s ability to meet demand for its products;
•an increase in costs resulting from supply chain constraints, including, but not limited to, increases in input costs, labor costs and freight costs, among others;
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
A.    Reserved

B. Capitalization and Indebtedness
Not applicable.
C.     Reasons for the Offer and Use of Proceeds
Not applicable.
D.     Risk Factors
The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Consolidated Financial Statements, including the notes thereto, included in this annual report, and the other risks described in the Safe Harbor Statement set forth in Item 5. These risks may affect the Company's operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. The Company invites you to consult any further related disclosures made by the Parent from time to time in materials filed with or furnished to the SEC.
Risks related to the Company's Business and Industry

The Company has a concentrated customer base in certain business segments, and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue

A substantial portion of the Company’s revenues is derived from exclusive licenses awarded to the Company by Agenzia delle Dogane e Dei Monopoli ("ADM"), the governmental authority responsible for regulating and supervising gaming in Italy. For the years ended December 31, 2021 and 2020, approximately 12% and 11%, respectively, of the Company’s total consolidated revenues was earned for service provided for the operation of the Italian Gioco del Lotto game and approximately 11% and 8%, respectively, was earned for service provided for the operation of the Italian Scratch & Win instant ticket game.

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

In addition, recurring revenues from the Company’s top 10 customers outside of Italy accounted for approximately 25% of its total consolidated revenues for the year ended December 31, 2021. If the Company were to lose any of these larger customers, or if these larger customers experience lower sales and consequently reduced revenues, which are primarily service revenues, there could be a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company’s operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts

The Company derives a substantial portion of its revenues from its portfolio of long-term contracts in the Global Lottery segment (equal to approximately 58% of its total consolidated revenues for the year ended December 31, 2021), awarded through competitive procurement processes. In addition, the Company’s U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for material, uncured breaches and for other specified reasons out of the Company's control, such as the failure by a state legislature to approve the required budget appropriations, and many of these contracts in the U.S. permit the lottery authority to terminate the contract at will with limited notice and do not specify the compensation to which the Company would be entitled were such termination to occur.

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

The outbreak of the novel coronavirus COVID-19 (“COVID-19”) has had and may continue to have an adverse effect on the Company’s business, operations, financial condition and operating results

The COVID-19 pandemic has been, and continues to be, complex and rapidly evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation, stay-at-home directives, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, cancellation of events, including sporting events, concerts, conferences and meetings, and quarantines and lock-downs. The pandemic and its consequences, including the closure of almost all casinos and gaming halls globally in the first half of 2020, dramatically reduced demand for gaming products and services, which had a negative impact on all aspects of the Company’s gaming business. While many casinos and gaming halls have since reopened, some remain closed or have enacted new restrictions, and there can be no assurance that the Company will not be further affected by future shutdowns or other restrictions. The extent and duration of the COVID-19 pandemic and its impact on the Company’s future financial and operational performance remains uncertain, and will depend on future developments, including the duration and spread, and any increase in COVID-19 cases in the markets in which the Company operates (including as a result of the emergence of new COVID-19 variants), and related actions taken by U.S. and international governments, state and local officials to prevent and contain disease spread, all of which are uncertain and cannot be predicted. Furthermore, some of the Company’s suppliers have experienced, and may continue to experience, adverse effects of the pandemic, including but not limited to constraints on ability to meet the Company’s supply requirements on schedule, bankruptcy or insolvency, any of which could impact the Company’s supply chain and its ability to meet demand for its products and its contractual commitments.

As a result of the COVID-19 pandemic, the Company has taken measures to reduce the impact of the pandemic on its operations, including requiring most employees to work remotely. The Company may experience lower work efficiency and productivity among teams which require high levels of collaboration and interaction, which may affect service responsiveness and may interfere with the Company’s growth strategies. Further, the Company’s business operations could be disrupted at any time if any of the Company’s employees are suspected of infection, since this may cause its employees to be quarantined and/or its offices to be temporarily shut down.

The current, and uncertain future, impact of the COVID-19 outbreak is expected to continue to impact the Company’s results, operations, outlooks, plans, goals, growth, reputation, cash flows, and liquidity.

Adverse changes in discretionary consumer spending and behavior, including as a result of the COVID-19 pandemic, or other similar health epidemics, may adversely affect the Company's business

Socio-political and economic factors that impact consumer confidence may result in decreased discretionary spending by consumers and have a negative effect on the Company's business. Unfavorable changes in social, political and economic conditions and economic uncertainties, as well as decreased discretionary spending by consumers, may adversely impact customers, suppliers and business partners in a variety of ways.

The revenue generated by the Company's business depends on consumers’ discretionary income and their level of gaming activity. Economic factors resulting in a reduction of such discretionary income could result in fewer lottery ticket sales and fewer patrons visiting casinos or engaging in online or digital gaming. A decline in discretionary income over an extended period could cause some of the Company’s customers to close casinos or other gaming operations, which would adversely affect the Company's business. A decline in casino visits may also have an adverse impact on the businesses of casino customers and their ability to purchase or lease products and services from the Company.

The COVID-19 pandemic, and the public perception thereof, has contributed to consumer unease and decreased discretionary spending and consumer travel, which have had, and may continue to have, a negative effect on the Company’s gaming business. Other future health epidemics or contagious disease outbreaks could do the same. The Company cannot predict the effects that the continuing COVID-19 pandemic, and any resulting unfavorable social, political, and economic conditions and decrease in discretionary spending or travel may have on the Company, as they would be expected to impact the Company’s customers, suppliers, and business partners in different ways. Further, the COVID-19 pandemic, and the perception of risk of infection may affect consumer behavior as people may feel uncomfortable traveling or being in crowded environments such as casinos and gaming halls while the virus remains a threat. This may result in fewer patrons visiting casinos and gaming halls and fewer players purchasing lottery and sports betting products, and lower amounts spent per casino visit or lottery purchase, or reduced spend on sports betting and other online gambling activities. Any of these factors may negatively impact the results of operations, cash flows, and financial condition of the Company’s casino customers, their ability to purchase or lease the Company’s products and services and therefore the Company’s gaming business revenue, revenues to lotteries and, therefore, the Company’s lottery business revenue, and revenues to the Company’s online casino and sportsbook partners and, therefore, the Company’s sports betting and digital business revenue.

The outbreak of COVID-19 and the resulting unfavorable economic conditions have also impacted and could continue to impact, the ability of the Company’s customers to make timely payments. These unfavorable conditions have caused, and could in the future cause, some of the Company’s customers to close casinos and gaming halls, decrease spending on marketing of or purchases of products or declare bankruptcy, which would adversely affect the Company’s business. The COVID-19 pandemic has also resulted in significant volatility in both the credit and equity markets, negatively impacting general economic conditions. The difficulty or inability of the Company’s customers to generate or obtain adequate levels of capital to finance their ongoing operations may reduce their ability to purchase the Company’s products and services. In the Company’s lottery business, difficult economic conditions may contribute to reductions in spending on marketing by customers and, in certain instances, less favorable terms under contracts, as many of the Company’s customers face budget shortfalls and seek to cut costs.

Slow growth or declines in the replacement of gaming machines, slow growth of new gaming jurisdictions or slow addition of casinos and gaming halls in existing jurisdictions may have an adverse impact on the Company

Demand for the Company’s gaming products and services is driven by the replacement of existing gaming machines in casinos and gaming halls, the establishment of new jurisdictions, the opening of additional casinos and gaming halls in existing jurisdictions, and the expansion of existing casinos and gaming halls. Slow growth or declines in the replacement cycle of gaming machines resulting from the COVID-19 pandemic have reduced and may continue to reduce the demand for the Company’s products and negatively impact the Company’s results of operations, cash flows, and financial condition.

The opening of new casinos and gaming halls, expansion of existing casinos and gaming halls, and replacement of existing gaming machines in existing casinos and gaming halls fluctuate with demand, economic conditions, regulatory approvals, and the availability of financing, and have been, and could continue to be, adversely affected by the COVID-19 pandemic. In addition, the expansion of gaming into new jurisdictions can be a protracted process. Any of these factors could delay, restrict, or prohibit the expansion of the Company’s business and negatively impact the Company’s results of operations, cash flows, and financial condition.

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

At December 31, 2021, the Company had outstanding performance bonds and letters of credit in an aggregate amount of approximately $1.3 billion. These instruments present a potential expense for the Company and divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on the Company's results of operations, business, financial condition, or prospects.

Slow growth or declines in the lottery and gaming markets could lead to lower revenues for the Company

The Company’s future success will depend, in part, on the success of the lottery and gaming industries in attracting and retaining new players in the face of increased competition in the entertainment and gaming markets, as well as the Company's own success in developing innovative services, products and distribution methods/systems to achieve this goal. In addition, there is a risk that new products and services may replace existing products and services and the Company's customers might acquire or develop competencies that reduce their dependencies on the Company's product and services. The replacement of old products and services with new products and services may offset the overall growth of sales of the Company. A failure by the Company to achieve these goals could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Brexit has created uncertainty that could impact the Company's operations, business, financial condition, or prospects

The U.K. exited the E.U. on January 31, 2020, which commenced a transition period through December 31, 2020, during which the U.K. continued to apply E.U. laws and regulations and the trading relationship between the U.K. and the E.U. remained the same. In December 2020, the U.K. and E.U. announced they had entered into a post-Brexit deal (the “Post-Brexit Trade Agreement”) on certain aspects of trade and other strategic and political issues and on January 1, 2021, the U.K. left the European Union Single Market and Customs Union. The Post-Brexit Trade Agreement offers U.K. and E.U. companies preferential access to each other’s markets, ensuring imported goods will be free of tariffs and quotas; however, economic relations between the U.K. and the E.U. will now be on more restricted terms than existed previously. While the Post-Brexit Trade Agreement provides some clarity regarding the future relationship between the U.K. and the E.U., uncertainties remain and further negotiations are expected. The continued uncertainty following the U.K.’s withdrawal from the E.U. could adversely affect business activity, restrict the movement of capital and the mobility of personnel and otherwise impair political stability and economic conditions in the U.K., the E.U. and elsewhere. Any of these developments could have a material adverse effect on the Company’s business, future operations, operating results and cash flows.

The Company’s success depends in large part on its ability to develop and manage frequent introductions of innovative products and the ability to respond to technological changes

The Company must continually introduce and successfully market new games and technologies to remain competitive and effectively stimulate customer demand. The process of developing new products is inherently complex and uncertain. It requires accurate anticipation of changing customer needs and end-user preferences as well as emerging technological trends. If the Company's competitors develop new game content and technologically innovative products and the Company fails to keep pace, its business could be adversely affected. In addition, if the Company fails to accurately anticipate customer needs and end-user preferences through the development of new products and technologies, the Company could lose business to its competitors, which would adversely affect its results of operations, business, financial condition, or prospects. The Company intends to continue investing resources in research and development. There is no assurance that its investments in research and development will guarantee successful products. The Company invests heavily in product development in various disciplines: platform hardware, platform software, digital services, content (game) design and casino software systems. Because the Company’s newer products are generally more technologically sophisticated than those it has produced in the past, the Company must continually refine its design, development, and delivery capabilities across all channels to ensure product innovation. Newer products also require adequate supply of electronic components and other raw materials, for which the Company relies on third party suppliers. See “The Company faces supply chain risks that could adversely affect its financial results” below. If the Company cannot efficiently adapt its processes and infrastructure to meet the needs of its product innovations, or if the Company is unable to source adequate supplies to manufacture its newer products, its results of operations, business, financial condition, or prospects could be negatively impacted.

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

The Company intends to enforce its intellectual property rights, and from time to time may initiate claims against third parties that it believes are infringing its intellectual property rights. Litigation brought to protect and enforce the Company’s intellectual property rights could be costly, time consuming, and distracting to management, could fail to obtain the results sought, and could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

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

Third party intellectual property infringement claims against the Company could limit its ability to compete effectively

The Company cannot provide assurance that its products do not infringe the intellectual property rights of third parties. Infringement and other intellectual property claims and proceedings brought against the Company, whether successful or not, are costly, time consuming and distracting to management, and could harm the Company's reputation. In addition, intellectual property claims and proceedings could require the Company to do one or more of the following: (1) cease selling or using any of its products that allegedly incorporate the infringed intellectual property, (2) pay substantial damages, (3) obtain a license from the third-party owner, which license may not be available on reasonable terms, if at all, (4) rebrand or rename its products, and (5) redesign its products to avoid infringing the intellectual property rights of third parties, which may not be possible and, if possible, could be costly, time consuming, or result in a less effective product. A successful claim against the Company could have a material adverse effect on its results of operations, business, financial condition, or prospects.

The Company’s business may be adversely affected by lower cost of entry into the gaming industry

As a result of developments in digital and internet gaming, the cost of entry to the gaming market has decreased significantly. This has resulted in a highly competitive environment. Digital and internet gaming have emerged as substantial methods of competition from existing competitors and, increasingly, new competitors as a result of the lower cost of entry. The increased competition may result in increased pricing pressures on a number of the Company’s products and services, and may impact the Company’s results and financial position.

Divestitures may materially adversely affect the Company’s financial condition, results of operations or cash flows.

From time to time, the Company may pursue divestitures in support of its strategic goals. For example, on May 10, 2021, the Company completed the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses to Gamenet Group S.p.A. and on February 25, 2022, a wholly-owned subsidiary of the Company entered into a definitive agreement to sell the Company’s Italian commercial services business, to PostePay S.p.A. – Patrimonio Destinato IMEL. Divestitures involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of business, the potential loss of key employees and the retention of uncertain contingent liabilities related to the divested business. The Company may not be successful in managing these or any other significant risks that it encounters in any divestiture the Company may undertake, and any such divestiture could materially and adversely affect the Company’s business, financial condition, results of operations and cash flows, and may also result in a diversion of management attention, operational difficulties and losses. Further, there can be no assurance whether the strategic benefits and expected financial impact of any divestiture will be achieved.

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

The Company’s results of operations, cash flows and financial condition could be affected by severe weather and other geological events and geopolitical events in the locations where the Company’s customers, suppliers or regulators operate.

The Company may be impacted by severe weather and other geological events (including as a result of climate change), including hurricanes, earthquakes, floods or tsunamis, that could disrupt the Company’s operations or the operations of the Company’s customers, suppliers, data service providers and regulators. Natural disasters or other disruptions at any of the Company’s facilities or the Company’s suppliers’ facilities, may impair or delay the operation, development, provisions or delivery of the Company’s products and services. The Company’s operations could also be impacted by geopolitical events, such as the outbreak of hostilities, and other acts of violence, including escalation of war or terrorism, any of which could adversely affect the Company’s ability to operate and deliver its products and services. While the Company insures against certain business interruption risks, the Company cannot assure that such insurance will compensate the Company for any losses incurred as a result of natural or other disasters. Any serious disruption to the Company’s operations, or those of the Company’s customers, suppliers, data service providers, or regulators, could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.

Legal and Compliance Risks

Changing enforcement of the Wire Act may negatively impact the Company's operations, business, financial condition, or prospects

On January 14, 2019, the U.S. Department of Justice (the “DOJ”) published an opinion (the "2019 Opinion") reversing its previously-issued opinion (the "2011 Opinion") that the Wire Act, which prohibits several types of wager-related communications over a “wire communications facility,” was applicable only to sports betting. The 2019 Opinion interprets the Wire Act as applying to other forms of gambling that cross state lines, though the precise scope of the 2019 Opinion is unclear, and the DOJ has not yet addressed how it plans to enforce the Wire Act in light of the 2019 Opinion. Further, the New Hampshire Lottery Commission and certain private parties commenced litigation in federal district court in New Hampshire challenging the 2019 Opinion. In response to this and other lawsuits, the DOJ issued a memorandum in April 2019 acknowledging that the 2019 Opinion did not consider whether the Wire Act applies to State lotteries and their vendors, and the DOJ is now considering this issue. In connection with such acknowledgment, the DOJ also extended the non-prosecution period for State lotteries and their vendors indefinitely while they consider the question. If the DOJ concludes that the Wire Act does apply to State lotteries and/or their vendors, they would extend the non-prosecution period for an additional period of 90 days after the DOJ publicly announces such position.

On June 3, 2019, the U.S. District Court for the District of New Hampshire ruled in favor of the plaintiffs and opined that the Wire Act applies only to sports betting and related activities (the “NH Decision”). The NH Decision also set aside the 2019

Opinion leaving the 2011 Opinion as the DOJ's only stated opinion on the subject. On August 16, 2019, the DOJ filed a Notice of Appeal with respect to the NH Decision. On January 20, 2021, the United States Court of Appeals for the First Circuit affirmed in part the NH Decision (the “First Circuit Decision”). The First Circuit Decision also vacated the portion of the NH Decision that set aside the 2019 Opinion. The DOJ had until June 21, 2021 to file a petition for writ of certiorari seeking review by the U.S. Supreme Court. However, the DOJ let that deadline pass without filing a writ or seeking an extension. Accordingly, the First Circuit Decision is final and unappealable. It is unclear when the DOJ will conclude its consideration of whether the Wire Act applies to State lotteries and their vendors, or whether other courts would come to the same conclusions set forth in the NH Decision and the First Circuit Decision. If the Wire Act is broadly interpreted and enforced to prohibit activities in which the Company and its customers are engaged, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures and/or the Company may be required to substantially change the way it conducts its business, any of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

On November 24, 2021, the Company filed a complaint against the DOJ in the U.S. District Court for the District of Rhode Island. The complaint seeks declaratory relief that the Wire Act applies only to sports betting and related activities. If granted, the Company would enjoy the same relief that the plaintiffs received in the NH Decision, that the Wire Act applies solely to sports betting and related activities wherever the Company’s United States businesses are located, as opposed to the current protection which is currently limited to the First Circuit.

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

Other jurisdictions in which the Company operates have implemented, or are considering implementing, data privacy laws similar to the GDPR. Several of the Parent’s subsidiaries deal with a significant amount of employee personal data. There is a risk that the Company's policies and procedures for compliance with data privacy laws, including the GDPR will not be implemented correctly or that individuals within the Company will not be fully compliant with the new procedures. Failure to comply with data privacy laws may have serious financial consequences to the Company. For example, failure to comply with the GDPR may lead to fines of up to the maximum of either €20 million or 4% of worldwide annual revenue, and the Company could face significant administrative sanctions and reputational damage that could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

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

In 2015, the Organisation for Economic Co-operation and Development (“OECD”) published its final recommendations on base erosion and profit shifting (“BEPS”). These BEPS recommendations propose the development of rules directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world.

Several of the areas of tax law on which the BEPS project has focused have led or will lead to changes in the domestic law of individual OECD jurisdictions. These changes include (amongst others) restrictions on interest and other deductions for tax purposes, the introduction of broad anti-hybrid regimes and reform of controlled foreign company rules. Changes are also expected to arise in the application of certain double tax treaties as a result of the implementation and adoption of the OECD’s Multilateral Instrument, which may restrict the Company’s ability to rely on the terms of relevant double tax treaties in certain circumstances. Further, recent BEPS developments include proposals for new profit allocation and nexus rules and for rules to ensure that the profits of multinational enterprises are subject to a minimum rate of tax, and the OECD/G20 Inclusive Framework (IF) has adopted a two-pillar approach as the basis for this ongoing project. In October 2020, the OECD released "Blueprints" for the so-called Pillar One and Pillar Two, which set out the status with respect to current proposals for consultation. The IF’s stated aim was to resolve outstanding issues by mid-2021, following which implementation of the final recommendations of the project could lead to further amendment of domestic tax laws and bilateral tax treaties; however, this process remains ongoing at present.

In June 2021, the finance ministers of the G7 nations announced an agreement on the principles of the two-pillar solution to tackle the challenges of BEPS. Following the G7 announcement, the IF announced on July 1, 2021 broad agreement on the two pillars. On October 8, 2021, the OECD announced that 130 countries and jurisdictions had agreed to join an international tax framework implementing the two pillars. The announcement provided that regulated financial services are excluded from the application of Pillar One. The announcement also provided that the proposals under Pillar Two would apply to multinational groups with revenues exceeding €750 million and would seek to establish a minimum tax rate of at least 15% by operation of a globally coordinated set of rules, including an Income Inclusion Rule and an Undertaxed Payment Rule.

The IF will work towards an agreement and the release of an implementation plan, which will contemplate bringing Pillar Two into law in 2022 with an effective date in 2023.

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

Operational Risks

The Company depends on its suppliers and faces supply chain risks that could adversely affect its financial results

The Company purchases most of the parts, components, and subassemblies necessary for its lottery terminals and electronic gaming machines from outside sources. The Company outsources the manufacturing and assembly of certain lottery terminals to third-party vendors. The Company’s operating results could be adversely affected if one or more of its manufacturing and assembly outsourcing vendors fails to meet production schedules. Disruptions and delays could adversely affect our suppliers’ ability to meet production schedules.

During 2021 and the beginning of 2022, the Company experienced, and the Company may continue to experience, disruptions throughout its supply chain . In particular, the Company has been adversely impacted by a shortage in the supply of electronic components necessary for the manufacture of gaming machines, which has led to delays in the delivery of electronic components and has caused long lead times to be associated with new orders for electronic components. These shortages have required the Company to adjust some of its delivery and production schedules, and could cause the Company to be unable to meet demand for its products or to introduce new products on schedule, leading to a reduction in potential sales. The Company cannot provide assurance as to how long it will be impacted by the shortage in electronic components, or whether it will in the future face shortages of other parts, components or subassemblies necessary for the manufacture of any of its finished products. Furthermore, global supply chain constraints have also generally led to an increase in costs, including supply costs, freight costs, energy costs and labor costs, among others. The Company may not be able to pass these increased costs on to customers, which may lead to decreased profit margins. As a result, the Company's results of operations, business, financial condition, or prospects could be adversely affected by these supply chain disruptions, or any future supply chain disruptions.

In the Company’s lottery business, the Company transmits data using cellular technology and satellite transponders, generally pursuant to long-term contracts. The technical failure of any of these cellular or satellite services would require the Company to obtain other communication services, including other cellular or satellite access. In some cases, the Company employs backup systems to limit the Company’s exposure in the event of such a failure. Therefore, the Company cannot assure access to such other cellular services or satellites or, if available, the ability to obtain the use of such other cellular services or satellites on favorable terms or in a timely manner. While cellular and satellite failures are infrequent, the operation of each is outside of the Company’s control.

In the Company’s digital gaming business, the Company often relies on third-party data center providers to, among other things, host the Company’s remote game servers. The digital gaming business could be adversely impacted by breaches of or disruptions to these third-party data centers, including potential service level penalties with respect to the Company’s customers, reputational harm, the disclosure of proprietary information or the theft of the Company’s assets.

The Company’s management believes that if a supply contract with one of its vendors were to be terminated or breached, it may take time to replace such vendor under some circumstances and any replacement parts, components, or subassemblies may be more expensive, which could reduce the Company’s margins. Depending on a number of factors, including the Company’s available inventory of replacement parts, components or subassemblies, the time it takes to replace a vendor may result in a delay for a customer. Further, supply chain constraints and shortages could cause the Company’s existing vendors to be unable to meet supply commitments, which may cause delays in the Company’s ability to meet its contractually committed delivery schedules. Generally, if the Company fails to meet its delivery schedules under its contracts, it may be subject to substantial penalties or liquidated damages, or contract termination, which in turn could adversely affect the Company's results of operations, business, financial condition, or prospects.

Failure to attract, retain and motivate personnel may adversely affect the Company's ability to compete

The Company's ability to attract and retain key management, product development, finance, marketing, and research and development personnel, and its ability to attract and maintain a diverse workforce, is directly linked to the Company's continued success. In all of the industries in which the Company operates, the market for qualified executives and highly-skilled technical workers is intensely competitive, and increasing competition for talent and changing expectations of current and prospective employees pose new challenges relating to the attraction and retention of key personnel. The loss of key employees or an inability to hire a sufficient number of technical staff could limit the Company's ability to develop successful products and could cause delays in getting new products to market.

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

For example, in October 2020, the Italian Tax Police announced that it is investigating alleged misconduct by a small number of the Company’s former employees. The alleged misconduct involved unauthorized access to the Company’s lottery system in Italy in order to identify and redeem winning scratch-off lottery tickets. The investigation has since progressed with the Italian prosecutor commencing criminal proceedings against several of the Company’s former employees. The investigation also has led to the initiation of other governmental reviews and inspections, including by the Italian lottery regulator. The Company is fully cooperating with the Italian Tax Police and other regulators in order to facilitate their reviews and has taken proactive steps to ensure the integrity of the Company’s games and to protect the interests of the Company’s customers. The Company has also taken measures to review its operational systems and processes designed to prevent fraudulent activities and remains focused on ensuring its business is conducted at the highest levels of integrity. Nevertheless, the investigation and other governmental reviews and inspections (including any resulting adverse impact on the perceived integrity and security of the Company’s products and systems) could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

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

The Company and its operations are subject to cyber attacks and cybersecurity risks which may have an adverse effect on its business and results of operations and result in increasing costs to minimize these risks

The Company's business involves the storage and transmission of confidential business and personal information, and theft and security breaches may expose the Company to a risk of loss of, or improper use and disclosure of, such information, which may result in significant litigation expenses and liability exposure. Cyber attacks on businesses are becoming more frequent, and increasingly more difficult to anticipate and prevent due to their rapidly evolving nature. The Company continues to experience cyber attacks of varying degrees and phishing attacks on a regular basis. The Company's internal policies and procedures may not be able to prevent or detect every cyber attack or reduce all negative effects they may cause. In addition, the Company's insurance policies may not be sufficient to mitigate all potential negative effects of a cyber attack.

Any systems failure or compromise of the Company's security that results in the release of confidential business or personal information could seriously harm the Company's reputation and have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company's security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of the Company's subcontractors, vendors, suppliers, or otherwise. Such breach could result in significant reputational, legal, and financial liability, and may potentially have a material adverse effect upon the Company’s business, results of operations and financial condition. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, become more sophisticated, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or to implement adequate preventative measures. Additionally, cyber attacks could also compromise trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable, which could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects.

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

In addition, any disruption in the Company’s network or telecommunications services, or those of third parties that the Company uses in its operations, could affect the Company’s ability to operate its systems, which could result in reduced revenues and customer downtime. The Company’s network and databases of business and customer information, including intellectual property and other proprietary business information and those of third parties the Company uses, are susceptible to outages due to fire, floods, power loss, break-ins, cyber attacks, network penetration, data privacy or security breaches, denial of service attacks, and similar events, including inadvertent dissemination of information due to increased use of social media. Disruptions with such systems could result in a wide range of negative outcomes, including devaluation of the Company’s intellectual property, increased expenditures on data security, and costly litigation and potential payment of liquidated damages, each of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

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

The Company may incur additional impairment charges

The Company reviews its long-lived and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. The Company tests goodwill and other indefinite-lived intangible assets for impairment at least annually. Factors that may indicate a change in circumstances, such that the carrying value of the Company’s goodwill, amortizable intangible assets, or other non-amortizing assets may not be recoverable, include a decline in the Company’s stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in industry segments in which the Company participates. The Company may be required to record a significant charge in its consolidated financial statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect the Company’s results of operations. In light of the COVID-19 pandemic and the resulting unfavorable social, political, economic, and financial conditions, the Company performed an interim goodwill impairment assessment in the three months ended March 31, 2020, which resulted in a $296 million goodwill impairment charge reducing the value of its former International and North America Gaming and Interactive segments. While during the year ended December 31, 2021, the Company did not identify any events or circumstances that would indicate that it is more likely than not that the fair value of any reporting unit was less than its carrying amount, the Company cannot provide assurance that future changes will not require additional material impairment charges in any of its business segments in the future. For more information on the assessment and the goodwill impairment charge, see “Item 5.E. Critical Accounting Estimates” and “Notes to the Consolidated Financial Statements - 13. Goodwill” included in Item 18. “Financial Statements”.

The discontinuation of USD LIBOR, and the establishment and utilization of alternative reference rates, may increase the amount of interest the Company pays with respect to floating rate indebtedness denominated in U.S. dollars

The principal reference rate for U.S. dollar denominated indebtedness has been USD LIBOR and the expected discontinuation of USD LIBOR on June 30, 2023 may increase the amount of interest the Company pays with respect to floating rate indebtedness denominated in U.S. dollars. As of December 31, 2021, $20 million of the Company’s outstanding indebtedness had an interest rate which was calculated with reference to USD LIBOR. To the extent an interest rate is calculated with reference to USD LIBOR at the time of its discontinuation, such interest rate will be calculated pursuant to the relevant provisions of the Senior Facilities Agreement dated November 4, 2014, as amended (the “RCF Agreement”) (and of the agreements governing any other floating rate indebtedness denominated in U.S. dollars that the Company may incur prior to discontinuation). The Secured Overnight Financing Rate (“SOFR”) is expected to be the principal replacement reference rate for USD LIBOR. Because SOFR is based on overnight funding transactions secured by U.S. Treasury securities, it differs fundamentally from USD LIBOR. SOFR has a limited history, having been first published in April 2018. There is no assurance that SOFR will perform in the same or similar way as USD LIBOR would have performed, that SOFR will be a suitable replacement for USD LIBOR or that the replacement of USD LIBOR with SOFR will not increase the amount of interest that the Company pays with respect to floating rate indebtedness denominated in U.S. dollars.

Risks related to the Loyalty Voting Structure

The concentrated voting power held by De Agostini S.p.A., and the Parent’s loyalty voting structure, may limit other shareholders' ability to influence corporate decisions

At February 24, 2022, De Agostini S.p.A. had an economic interest in the Parent of approximately 50.75% (excluding treasury shares) and, due to its election to exercise the Special Voting Shares associated with its ordinary shares pursuant to the loyalty plan, a voting interest in the Parent of approximately 65.29% of the total voting rights (excluding treasury shares). See “Item 7.  Major Shareholders and Related Party Transactions” for additional information. This shareholder may make decisions with which other shareholders may disagree, including, among other things, delaying, discouraging, or preventing a change of control of the Company or a potential merger, consolidation, tender offer, takeover, or other business combination and may also prevent or discourage shareholders’ initiatives aimed at changes in the Parent’s management.

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
The Company is a product of the acquisition of International Game Technology by GTECH S.p.A., which was completed on April 7, 2015, through mergers of the prior businesses into the Parent and a subsidiary of the Parent. Prior to the mergers, the Parent did not conduct any material activities other than those incident to its formation, the making of certain required securities law filings, and the preparation of the proxy statement/prospectus filed in connection with the acquisition and mergers. For more information on the mergers, see “Item 4.A” of the Parent’s annual report on Form 20-F for 2015, filed with the SEC on April 29, 2016.
Capital Expenditures and Divestitures
For a description, including the amount invested, of the Company’s principal capital expenditures (including interests in other companies) for the years ended December 31, 2021, 2020 and 2019, see “Item 5. B. Liquidity and Capital Resources—Capital Expenditures.”
For a description of the Company’s principal divestitures for the years ended December 31, 2021, 2020, and 2019, see “Item 5.A. Operating Results.”

On February 25, 2022, the Parent’s wholly-owned subsidiary, IGT Lottery S.p.A. entered into a share sale and purchase agreement to sell 100% of the share capital of Lis Holding S.p.A., a wholly-owned subsidiary of IGT Lottery S.p.A. that conducts the Company’s Italian commercial services business, to PostePay S.p.A. – Patrimonio Destinato IMEL, an entity of the Italian postal service provider group, for a purchase price of €700 million. The transaction is subject to customary closing conditions and regulatory approvals and is expected to close during the third quarter of 2022.
To date, the Company has not made any other capital expenditures or divestitures in calendar year 2022 that were not in the ordinary course of business.
More Information
The SEC maintains an internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company’s SEC filings can be found there and on the Company’s website: www.igt.com.
B. Business Overview

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from gaming machines and lotteries to sports betting and digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company’s solutions deliver gaming experiences that responsibly engage players and drive growth. The Company has a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

The Company operates and provides an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, digital lottery, and commercial services. The Company is headquartered in London, with principal operating facilities located in Providence, Rhode Island; Las Vegas, Nevada; and Rome, Italy. The Company had approximately 10,500 employees at December 31, 2021.

Effective September 1, 2021, the Company adopted a new business segment structure focused on three business segments: Global Lottery, Global Gaming and Digital & Betting. This resulted in a change in our operating segments and reporting units.

The Company's operations for the periods presented herein are reported under this new business segment structure.

Products and Services

The Company has three broad categories of products and services: (1) Lottery, (2) Gaming, and (3) Digital & Betting.

1. Lottery

The Company supplies a unique set of lottery solutions to approximately 80 customers worldwide, including to 36 of the 46 U.S. lotteries through its Global Lottery segment. Lottery customers frequently designate their revenues for particular purposes, such as education, economic development, conservation, transportation, programs for senior citizens and veterans, health care, sports facilities, capital construction projects, cultural activities, tax relief, and others. Many governments have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source of funding for these programs.

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

The Company designs, sells, leases, and operates a complete suite of point-of-sale machines that are electronically linked with a centralized transaction processing system that reconciles lottery funds between the retailer and the lottery authority. The Company provides and operates highly secure, online lottery transaction processing systems that are capable of processing over 500,000 transactions per minute. The Company provides more than 475,000 point-of-sale devices to lottery customers and lotteries that it supports worldwide. The Company also produces high-quality instant ticket games and provides printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services.

The Company has developed and continues to develop new lottery games, licenses new game brands from third parties, and installs a range of new lottery distribution devices, all of which are designed to drive responsible same-store sales growth for its customers. In connection with its delivery of lottery services, the Company actively advises its customers on growth strategies. Depending on the type of contract and the jurisdiction, the Company also provides marketing services, including retail optimization and lottery brand awareness campaigns. The Company works closely with its lottery customers and retailers to help retailers sell lottery games more effectively. These programs include product merchandising and display recommendations, a selection of appropriate lottery product mix for each location, and account reviews to plan lottery sales growth strategies. The Company leverages years of experience accumulated from being the exclusive licensee for the Italian Scratch & Win instant lottery game and the Italian Lotto, one of the world’s largest lotteries. This lottery B2C expertise in Italy, which includes management of all the activities along the lottery value chain, allows the Company to better serve B2B customers.

The Company also provides a complete suite of iLottery solutions and services. This, coupled with its professional expertise, allows lotteries to fully engage their players on any digital channel in regulated markets. Existing lottery game portfolios are extended to the digital channel to provide a spectrum of engaging content such as e-Instant tickets.

The Company’s primary competitors in the Lottery business include Intralot, Neogames, Pollard, SAZKA, Scientific Games, Sisal, and Tabcorp.

The primary types of lottery agreements are outlined below:

Operating and Facilities Management Contracts

The majority of the Company’s revenue in the Lottery business comes from operating contracts and FMCs.

Since 1998, and for a term expiring in 2025, the Company has been the exclusive licensee for the Italian Lotto game (management of operations commenced in 1994). Beginning in November of 2016, the Company’s exclusive license for the Italian Lotto includes partners as part of a joint venture. Lottoitalia s.r.l. (“Lottoitalia”), a joint venture company among IGT Lottery S.p.A., Italian Gaming Holding a.s., Arianna 2001 (an entity associated with the Federation of Italian Tobacconists), and Novomatic Italia, is the exclusive manager of the Italian Lotto game. Lottoitalia is 61.5% owned by IGT Lottery S.p.A. The Company, through Lottoitalia, manages the activities along the lottery value chain, such as creating games, determining payouts, collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials including play slips, tickets and receipts, and marketing and point-of-sale materials for the game. Since 2004, and for a term expiring in 2028, the Company also has been the exclusive licensee for the instant ticket lottery (“Gratta e Vinci” or “Scratch & Win”) through Lotterie Nazionali S.r.l., a joint venture 64.0% owned by the Parent’s subsidiary IGT Lottery S.p.A., with the remainder directly and indirectly owned by Scientific Games Corporation and Arianna 2001. As of December 31, 2021, the revenue weighted-average remaining term of the Company’s existing lottery contracts in Italy was 5.4 years.

The Company’s FMCs typically require the Company to design, install, and operate the lottery system and retail terminal network for an initial term, which is typically five to 10 years. The Company’s FMCs are granted on an exclusive basis, and usually contain extension options under the same or similar terms and conditions, generally ranging from one to five years. Under a typical FMC, the Company maintains ownership of the technology and equipment, and is responsible for capital investments throughout the duration of the contract, although the investments are generally concentrated during the early years. The Company provides a wide range of services to lottery customers related to the technology, equipment, and facilities such as hosting, maintenance, marketing, and other support services. The Company generally provides its lottery customers retailer terminal and communication network equipment through operating leases. In return, the Company typically receives fees based upon a percentage of the sales of all lottery tickets, including draw-based and/or instant ticket games, though under certain of its agreements, the Company may receive fixed fees for certain goods or services. In limited instances, the Company provides instant tickets and online lottery systems and services under the same facilities management contract. As of February 24, 2022, the Company had FMCs with or for the benefit of 22 U.S. jurisdictions. As of December 31, 2021, the Company’s largest FMCs by annual revenue were Texas, California, Florida, New York, and Michigan, and the revenue weighted-average remaining term of the Company’s existing FMCs (excluding Italy) was 5.3 years (7.3 years including available extensions). Also, as of February 24, 2022, the Company operated under operating contracts or FMCs in 17 international jurisdictions, excluding Italy.

Another form of operating contract is an LMA. Under an LMA, the Company manages, within parameters determined by the lottery customer, the core lottery functions, including the lottery systems and the majority of the day-to-day activities along the lottery value chain. This includes collecting wagers, managing accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the games. LMAs also include a separate FMC, pursuant to which the Company leases certain hardware and equipment, and provides access to software and support services. The Company provides lottery management services in New Jersey as part of a joint venture and in Indiana through a wholly-owned subsidiary of the Parent. The Company’s revenues from LMAs include incentives based on achievement of contractual metrics, and, with respect to the supply agreements, are based generally on a percentage of wagers. The Company is also subject to penalties for failure to achieve contractual metrics under its LMAs. The Company categorizes revenue from LMAs as service revenue from “Operating and facilities management contracts” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

Operating contracts and FMCs often require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. The Company’s revenues from operating contracts and FMCs are generally service fees paid to the Company directly by the lottery authority based on a percentage of such lottery’s wagers or ticket sales. The Company categorizes revenue from operating contracts and FMCs as service revenue from “Operating and facilities management contracts” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

Instant Ticket Services

As an end-to-end provider of instant tickets and related services, the Company produces high-quality instant ticket games and provides ancillary printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services. Instant tickets are sold at numerous types of retail outlets but most successfully in grocery and convenience stores.

Instant ticket contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis and generally range from two to five years with extension opportunities. Government-sponsored lotteries grant printing contracts on both an exclusive and non-exclusive basis where there is typically one primary vendor and one or more secondary vendors. A primary contract permits the vendor to supply the majority of the lottery’s ticket printing needs and includes the complete production process from concept development through production and shipment. It also typically includes marketing and research support. A primary printing contract can include any or all of the following services: warehousing, distribution, telemarketing, and sales/field support. A secondary printing contract includes providing backup printing services and alternate product sources. It may or may not include a guarantee of a minimum or maximum number of games. As of February 24, 2022, the Company provided instant ticket printing products and services to 31 customers in North America and 22 customers in international jurisdictions. The Company categorizes revenue from instant ticket printing contracts, that are not part of an operator or LMA contract, as product sales from “Lottery products” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.” The instant ticket production business is also highly competitive and subject to strong, price-based competition.

Product Sales and Services Contracts

Under product sales and services contracts, the Company assembles, sells, delivers, and installs turnkey lottery systems or lottery equipment, provides related services, and licenses related software. The lottery authority maintains, in most instances, responsibility for lottery operations. The Company sells additional machines and central computers to expand existing systems and/or replace existing equipment and provides ancillary maintenance and support services related to the systems, equipment sold, and software licensed. The Company categorizes revenue from product sales and services contracts on a case-by-case basis as either service revenue or product sales from “Systems, software, and other” or “Lottery products” respectively, as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

Commercial Services

The Company develops innovative technology and offers commercial and payment services over a standalone network. Leveraging its distribution network and secure transaction processing experience, the Company offers high-volume processing of commercial and payment transactions including: prepaid cellular telephone recharges, bill payments, e-vouchers, electronic tax payments, stamp duty services and prepaid card recharges. These services are primarily offered outside of North America. In Italy, the Company’s commercial payment and eMoney services network comprises points-of-sale such as tobacconists, bars, petrol stations and newspaper stands. The Company categorizes revenue from commercial services as service revenue from “Systems, software, and other” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

2. Gaming

The Company designs, develops, assembles or orders the assembly of, and provides cabinets, games, systems, and software for customers in regulated gaming markets throughout the world under fixed fee, participation and product sales contracts. As of February 24, 2022, the Company holds more than 440 global gaming licenses and does business with commercial casino operators, tribal casino operators, and governmental organizations (primarily consisting of Lottery operators). The Company provides social casino content as part of a multi-year strategic partnership with DoubleU Games. Gaming products and services are provided through the Global Gaming business segment.

The Company’s primary global competitors in Gaming are Aristocrat, Everi, Konami, Novomatic, PlayAGS and Scientific Games.

Gaming Machines and Game Content

The Company offers a diverse range of gaming machine cabinets from which land-based casino customers can choose to maximize functionality, flexibility, and player comfort. In addition to cabinets, the Company develops a wide range of casino games taking into account local jurisdictional requirements, market dynamics, and player preferences. The Company combines elements of math, play mechanics, sound, art, and technological advancements with a library of entertainment licenses and a proprietary intellectual property portfolio to provide gaming products designed to provide a high degree of player appeal and entertainment. The Company offers a wide array of casino-style slot machines in a variety of multi-line, multi-coin, and multi-currency configurations.

The Company’s slot games typically fall into two categories: premium games and core games.

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

Core games, which include video reel, mechanical reel, and video poker, are typically sold and in some situations leased to customers. Some of the Company’s most popular core games in 2021 included Regal Riches, Dragons vs Pandas, Stinkin’ Rich–Skunks Gone Wild, Superstar Poker II, Superstar Poker and Super Times Pay Poker.

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

Gaming product sales revenues are generated from the sales of land-based gaming machines (equipment and game content), systems, component parts (including game conversion sales), other equipment and services. The Company categorizes revenue from gaming machines as product sales from “Gaming terminals” and revenue from game content as product sales from “Other” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

Video Lottery Terminal (“VLT”)

The Company provides VLTs, VLT central systems, and VLT games worldwide. VLTs are gaming machines which are regulated by lotteries, and are usually connected to a central system.

The Company provides systems and machines to other gaming licensees, either as a product sale or with long-term, fee-based contracts where the service revenue earned is generally based on a percentage of wagers, net of applicable gaming taxes. The Company categorizes revenue from VLTs as either service revenue from “Gaming terminal services” or product sales from “Gaming terminals”, depending on the nature of the transaction, as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

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

The Company’s systems feature customized player messaging, tournament management, and integrated marketing and business intelligence modules that provide analytical, predictive, and management tools for maximizing casino operational effectiveness. The server-based solutions enable electronic game delivery and configuration for slot machines, as well as providing casino operators with opportunities to increase profits by enhancing the players’ experience, connecting with players interactively, and creating operational efficiencies. Service Window enables operators to market to customers more effectively by leveraging an additional piece of hardware onto existing machines for delivering in-screen messaging. The Company’s systems portfolio also extends to encompass mobile solutions such as the Resort Wallet™, which is a cardless, cashless loyalty solution for casino players. Resort Wallet™ includes IGTPay™, a fully cashless land-based offering for casino operators which provides a direct link to external funding. Mobile solutions that drive efficiencies and enable floor monitoring for operators while decreasing response time to player needs include Mobile Host, Mobile Responder, and Mobile Notifier. The Company categorizes revenue from gaming management systems as product sales from “Other” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

3. Digital & Betting

Digital

Digital gaming enables game play via the internet for real money on mobile or the web. The Company, through its PlayCasino brand, designs, assembles, and distributes a full suite of configurable products, systems, content, and services, and holds more than 35 licenses, 17 of which are specific to digital gaming only, that authorize the provision of digital gaming products and services worldwide, including digital products such as blackjack, roulette, slot games, poker, bingo, and other casino card games with features such as single and multiplayer options with branded titles and select third-party content.

The Company’s iGaming systems and digital platforms offer customers an integrated system that provides player account management, advanced marketing and analytical capabilities, improved player engagement tools and a highly reliable and secure payment system. The Company also offers a remote game server, which is a fast gateway to extensive casino content, and digital gaming services that enhance player experiences and create marketing opportunities around either the Company’s games or third-party games.

The Company’s diverse iGaming B2B customer base includes Caesars Interactive Entertainment, FanDuel, Loto-Quebec, Ontario Lottery and Gaming and Penn National Gaming, among others. The Company faces competition from broad-based traditional B2B providers, such as Playtech plc and Microgaming as well as from in-house game development by some operators and an increasing number of content providers entering the market. The Company also faces competition in the digital space from other gaming suppliers, such as Scientific Games and GAN.

The Company categorizes revenue from digital gaming products as product sales from “Other”and revenue from digital gaming services as service revenue from “Digital and betting services” as described in “Notes to the Consolidated Financial Statements— 4. Revenue Recognition” included in “Item 18. Financial Statements.”

Sports Betting

The Company provides sports betting technology and management services, branded as PlaySports, to licensed sports betting operators in over 20 states in the U.S., holding 43 licenses that authorize the provision of sports betting products and services, 18 of which are specific to sports betting only. The Company does not operate direct to consumer sports betting in the U.S.

The Company offers a combination of technology and services to U.S. licensed sportsbook operators in each state where sports betting is legal. The offering may be different in each market in order to comply with local regulations and market conditions. The Company currently packages services in two ways:
•“Sports betting platform” solutions offer modular services hosted and maintained in each U.S. state or tribal jurisdiction where sports betting is legal. These solutions provide certified and managed sports betting software made available for customers to operate retail and account-based interactive sports as well as retail components such as self-service betting kiosks and employee operated betting terminals, and integrate with pari-mutuel race wagering in a particular jurisdiction; and;
•“Turnkey” managed service solutions combine the Company’s end-to-end sports betting management technology with a portfolio of value-added services, principally trading and trading support services, but that also may include offer management, payments, fraud management, advisory functions, and interactive components such as mobile web and desktop applications, all of which support the operations of land-based, digital, and omni-channel sports betting operators.

Sports betting operators who are customers of the Company in the U.S. include: FanDuel (Flutter plc), PointsBet, Delaware North, Boyd Gaming Corporation, Resorts World and the Rhode Island Lottery. The Company’s primary competitors in the U.S. sports betting market include Scientific Games, Amelco and Kambi, and may in the future include OpenBet.
The Company categorizes revenue from sports betting as service revenue from “Digital and betting services” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

Evaluation of Potential Separate Public Listing

As a part of its ongoing commitment to ensuring appropriate strategic flexibility for its Digital & Betting business segment, the Company is currently undertaking a legal entity and organizational realignment designed to provide the Digital & Betting business segment with dedicated management, a more nimble organization and governance structure and the ability to pursue organic and inorganic growth opportunities. As part of this process, the Company may evaluate a potential separate public listing of its Digital & Betting business segment to further enhance its strategic flexibility while maintaining a controlling interest following the consummation of any such potential separate public listing. There can be no assurances as to the form and timing of any separate public listing or other strategic activity that may result from this evaluation or if any such listing or activity will be consummated at all.

Business Segment Revenue

Revenues for the Company by business segment are as follows:

	For the year ended December 31,
($ in millions)	2021	2020	2019
Service revenue	2,690	2,043	2,183
Product sales	123	121	110
Global Lottery	2,812	2,164	2,293

Service revenue	630	483	842
Product sales	482	354	806
Global Gaming	1,112	837	1,648

Service revenue	163	114	76
Product sales	1	1	15
Digital & Betting	165	115	91

Total revenue	4,089	3,115	4,032

For a further description of the principal services and products the Company provides by business segment, including a breakdown of the Company’s revenues by geographic market, see “Item 5. Operating and Financial Review and Prospects” and “Notes to the Consolidated Financial Statements—21. Segment Information” included in Item 18. “Financial Statements”.

Seasonality

In general, the Company’s business is not materially affected by seasonal variation. In the lottery business, consumption may decrease over the summer months due to the tendency of consumers to be on vacation during that time, while consumption may increase around Christmas. Seasonal gaming trends generally show higher play levels in the spring and summer months and lower levels in the fall and winter months. Gaming product sales may be uneven throughout the year, and can be affected by factors including the timing of large transactions and new casino openings. In the sports betting business, the volume of bets that are collected over the year can be affected by the schedules of sporting events and the particular season of such sports. The volume of bets collected may also be affected by schedules of significant sporting events that occur at regular, but infrequent, intervals, such as the Super Bowl and the NCAA basketball tournament.
Source of Materials
The Company uses a variety of raw materials to assemble gaming devices (e.g., metals, wood, plastics, glass, electronic components, and LCD screens). Moreover, there is significant paper, toner, and ink consumption at our two ticket printing facilities. A large portion of the materials used involve packaging, most of which is cardboard and paper.
During 2021 and the beginning of 2022, the Company experienced shortages in the availability of electronic components necessary for the manufacture of gaming machines. See “Item 3.D. Risk Factors - Operational Risks - The Company depends on its suppliers and faces supply chain risks that could adversely affect its financial results.” The ongoing global supply chain crisis may lead to further shortages in 2022 and beyond. Supply chain constraints have also led to an increase in prices for most of the Company’s principal raw materials. The Company generally has global material suppliers and uses multi-sourcing practices to promote component availability.
Product Development
The Company devotes substantial resources to research and development and incurred $238 million, $191 million, and $266 million of related expenses in 2021, 2020, and 2019, respectively. The Company’s research and development efforts cover multiple creative and engineering disciplines for its lottery, gaming and digital businesses, including creative game content, hardware, and software; and land-based, online social, and digital real-money applications. These products are created primarily by employee designers, engineers, and artists, as well as third-party content creators. Third-party technologies are used to improve the yield from development investment and concentrate increased resources on product differentiation engineering.
Product assembly operations primarily involve the configuration and assembly of electronic components, cables, harnesses, video monitors, and prefabricated parts purchased from outside sources.
Intellectual Property
The Company’s intellectual property (“IP”) portfolio of patents, trademarks, copyrights, and other licensed rights is significant. At December 31, 2021, the Company held approximately 4,100 patents and 9,200 trademarks filed and registered worldwide. The Company’s IP portfolio is widely diversified with patents related to a variety of products, including game designs, bonus and secondary embedded game features, device components, systems features, and web-based or mobile functionality. The Company also relies on trade secret protection, believing that its technical “know-how” and the creative skills of its personnel are of substantial importance to its success.
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

Software Development
The Company has developed software for use in the management of a range of lottery, gaming, and betting functions and products, including leveraging integration with third-party software components. Software developed by the Company is used in a variety of applications including (i) in centralized systems for the management of lotteries, gaming (including digital gaming) and betting, and other commercial services; (ii) to enhance functions connected to services provided through websites and mobile applications including lotteries, sports betting, instant win, and casino style games; and (iii) in a variety of back-office functions. Software developed by the Company is also used in machines for: management of lotteries, gaming, betting and online payments; provision of gaming and non-gaming content; and integration with other devices such as mobile phones and tablets.
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
A comprehensive network of internal and external resources and controls is required to achieve compliance with the broad governmental oversight of the Company’s business. The Company has a robust internal compliance program designed to ensure compliance with applicable requirements imposed in connection with its gaming and lottery activities, as well as legal requirements generally applicable to all publicly traded companies. The Company employs more than 100 people to support global compliance which is directed on a day-to-day basis by the Company’s Senior Vice President, Chief Compliance and Risk Management Officer. Legal advice is provided by attorneys from the Company’s legal department as well as outside experts. The compliance program, accountable to the Parent’s board of directors, is overseen by the Global Compliance Governance Committee, which comprises employee and non-employee directors and a non-employee gaming law expert. Through these efforts, the Company seeks to assure both regulators and investors that all its operations maintain the highest levels of integrity.
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

Gaming

The assembly, sale and distribution of gaming devices, equipment, and related technology and services are subject to federal, state, tribal, and local regulations in the U.S. and foreign jurisdictions. The initial regulatory requirement in most jurisdictions is to obtain the privileged licenses that allow the Company to participate in gaming activities. The Company’s operating entities and key personnel have obtained or applied for all known government licenses, permits, registrations, findings of suitability, and approvals necessary to assemble, distribute and/or operate gaming products in all jurisdictions where it does business. Although many gaming regulations across jurisdictions are similar or overlapping, the Company must satisfy all conditions individually for each jurisdiction. Obtaining the required licenses at a corporate and individual level is a thorough process, in which the authorities review detailed information about the companies and individuals applying for suitability, as well as the processes used in the assembly, sale, and distribution of gaming devices. Once the license has been granted, regulatory oversight is designed to ensure that the licensee continues to operate with honesty and integrity.
Frequently, gaming regulators not only govern the activities within their jurisdiction or origin, but also monitor activities in other jurisdictions to ensure that the Company complies with local standards on a worldwide basis. A violation in one jurisdiction could result in disciplinary action in another.
The Company holds over 480 gaming, digital and sports betting licenses across approximately 350 jurisdictions. Key regulatory authorities that have licensed the Company include, among others, the United Kingdom Gambling Commission, the Nevada State Gaming Control Board and the New Jersey Division of Gaming Enforcement. The Company has never been denied a gaming related license, nor had any of its licenses suspended or revoked.
Digital and Sports Betting
In 2021, there was continued growth in sports wagering across the U.S., with more states legalizing and adopting regulations to govern sports wagers, and others expected to launch in 2022 and beyond. The channels for offering sports wagering differ from state to state, with most states seeking to offer sports wagering both in person and through some electronic means, such as via a mobile phone app.
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

On June 3, 2019, the U.S. District Court for the District of New Hampshire issued the NH Decision, ruling in favor of the Plaintiffs and opining that the Wire Act applies only to sports betting and related activities. The NH Decision also set aside the 2019 Opinion leaving the 2011 Opinion as DOJ’s only stated position on the subject. In response to the NH Decision, the DOJ extended the forbearance period to December 31, 2019; such forbearance period was further extended through December 1, 2020. The Lottery Forbearance remains unchanged. The DOJ appealed the NH Decision to the United States Court of Appeal for the First Circuit, and on January 20, 2021, the United States Court of Appeal for the First Circuit of Appeal affirmed the NH Decision in part through issuance of the First Circuit Decision. The First Circuit Decision also vacated the portion of the NH Decision which set aside the 2019 Opinion. It is unclear whether the DOJ will appeal the First Circuit Decision to the Supreme Court of the United States, when the DOJ will conclude its consideration of whether the Wire Act applies to State lotteries and their vendors, or whether other courts would come to the same conclusions set forth in the NH Decision. On November 24, 2021, the Company filed a complaint against the DOJ in the U.S. District Court for the District of Rhode Island. The complaint seeks declaratory relief that the Wire Act applies only to sports betting and related activities. If granted, the Company would enjoy the same relief that the plaintiffs received in the NH Decision, that the Wire Act applies solely to sports betting and related activities wherever the Company’s United States businesses are located, as opposed to the current protection which is currently limited to the First Circuit.
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
Italian Gaming Regulations
The Company is subject to regulatory oversight by the Agenzia delle Dogane e Dei Monopoli (“ADM”) in Italy. At December 31, 2021, the Company held licenses for (1) the activation and operation of the network for Italy’s Lotto game and (2) the operation of instant and traditional lotteries.
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
Sustainability
IGT’s significant commitment to sustainability represents the Company’s long-term ambition to serve the global gaming market according to disciplined ethical and integrity principles. This commitment was further advanced in early 2021 by the establishment of the IGT Sustainability Steering Committee (SSC), chaired by the Senior Vice President, Marketing, Communications and Sustainability reporting directly to the Parent’s CEO, and comprising IGT senior management and global sustainability team members.
The SSC focuses upon carrying out programs and initiatives that contribute to IGT’s sustainability strategy, from energy use to wider environmental and human rights issues, to the implementation of policies and strategic initiatives such as establishing the Company’s Supplier Code of Conduct. Among the objectives pursued, the SSC aims at establishing a long-term vision and related objectives on sustainability, fostering a consistent sustainability approach across all regions and businesses, and increasing communication on sustainability practices by sharing best practices at a global and local level.
In order to pursue these objectives and design the path necessary to their achievement, during 2021 the SSC approved the definition of a Sustainability Plan aimed at identifying areas for improvement in the Company’s sustainability performance with respect to external and internal drivers and at defining initiatives and actions to bridge the identified gaps accordingly. Moreover, as part of the development of its Sustainability Plan, the Company is strengthening its efforts to limit its climate change impact through a specific carbon neutrality project that started this year with the Greenhouse Gas Inventory Calculation (consisting of a list of emissions by scope as per the Greenhouse Gas Protocol) and is expected to result in the Company developing specific emission reduction targets and decarbonization trajectories.

The Company’s ongoing pledge to sustainable growth within the gaming industry includes the guiding principles set forth by the 2030 United Nations (UN) Agenda for Sustainable Development and its 17 Sustainable Development Goals. Based on its business activities and its sustainability priorities, IGT has identified nine Sustainable Development Goals as key areas of focus: no poverty, good health and well-being, quality education, gender equality, affordable and clean energy, decent work and economic growth, industry innovation and infrastructure, reduced inequalities, and climate action.
In addition, in early 2019, the Company joined the United Nations Global Compact (UNGC), the largest corporate responsibility initiative in the world for the development, implementation, and disclosure of responsible corporate policies and practices.
The Company’s global sustainability strategy is centered on four key priorities:
Valuing and Protecting Our People - The organizational climate of a business is how employees at all levels perceive the workplace environment. Many factors can contribute to an employee’s perception, and the Company strives to develop initiatives and programs that support a positive organizational climate. This is evidenced through IGT’s Modern Slavery Act statement, and a variety of other initiatives to support this pillar in daily work life including employee Diversity and Inclusion Groups.
Advancing Responsibility - The Company maintains certifications in responsible gaming through both the Global Gaming Guidance Group and World Lottery Association. Responsible gaming capabilities and features are part of our core products and we are positioned to assist customers achieve their responsible gaming goals. In 2021, IGT created and released to the public its global Responsible Gaming Policy to promote transparency and best practices in the industry.
Supporting Our Communities - The Company supports the community through corporate and employee driven programs. The flagship After School Advantage Program is designed to bring technology and skill development in STEAM education to youth. Since 1999, the Company has placed over 340 digital learning centers. The Company also supports communities financially through a charitable giving program that aligns with the Company’s Sustainable Development Goals. Employee programs support the unique passions of employees and promote volunteerism.
Fostering Sustainable Operations - The Company’s commitment to sustainability represents its long-term ambition to serve the global gaming market according to the highest level of ethical and integrity principles. The Company has also committed to continually working to increase its environmental, social and governance (“ESG”) performance. For example, IGT’s instant ticket printing facility in Lakeland, Florida has been acknowledged for its commitment to developing sustainable solutions that reduce the environmental impact of printing while improving workers’ health and safety.
The Company is invested in creating a path to sustainability that is inspired by its five fundamental corporate values (Passionate, Responsible, Authentic, Collaborative, and Pioneering). The Company’s commitment aligns with high standards of integrity and ethical conduct, diversity and inclusion, and professional development.
ESG factors concur in the evaluation process of the Company according to the degree of sustainability integrated into the business. IGT has continually committed to improving the quality of information disclosed about the conduct of its business.
In 2021, IGT released its global Responsible Gaming Policy. The policy was created to transparently inform and educate all relevant stakeholders about IGT's worldwide programs and solutions designed to promote fair play and comply with requirements and regulations on responsible gaming in all jurisdictions in which the Company operates. IGT counts a strong governance model, innovation and collaboration with internal and external partners as success drivers for its responsible gaming initiatives. Topic-focused working groups created through this new policy have been developed to explore emerging trends and best practices related to responsible gaming. IGT's approach to responsible gaming includes the three primary goals of promoting protective tools to prevent problem gambling, supporting responsible gaming organizations that address problem gambling, and preventing underage gambling.
The Company’s sustainability efforts have been rewarded with the following recognition:
•Jade Luchauer, IGT Senior Manager Global Sustainability, won the “Outstanding Individual Contribution to Responsible Gaming” award in the Global Regulatory Awards 2021. The independently judged, annual awards program is coordinated by Gambling Compliance and is designed to recognize and reward individuals and teams who work tirelessly to set new standards in compliance and responsibility across the global gambling industry; and
•IGT’s lottery operations, including iLottery, have been recertified by the World Lottery Association (“WLA”) for WLA’s Corporate Social Responsibility Standards and Responsible Gaming Framework for Suppliers.

Finally, IGT recently announced the submission of the Science Based Target Commitment Letter, with which the Company officially pledges to set targets to reduce GHG emissions, contributing to low-carbon emissions growth and furthering the Company's ESG impact. The Company also recently published its Human Rights Policy Statement, which makes clear the Company’s commitment to human dignity and to civil rights. The policy contains information about commitment, responsibilities, and behaviors in relation to human rights, required from all employees, directors, officers, and consultants, and expected from third parties, agents or representatives who deal with or act on behalf of IGT and its controlled affiliates.

C.    Organizational Structure
A listing of the Parent’s directly and indirectly owned subsidiaries at February 24, 2022 is set forth in Exhibit 8.1 to this annual report on Form 20-F. At February 24, 2022, De Agostini had an economic interest of approximately 50.75% (excluding treasury shares) and, due to its election to exercise the Special Voting Shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest in the Parent of approximately 65.29% of the total voting rights (excluding treasury shares). See “Item 7.  Major Shareholders and Related Party Transactions.
The following is a diagram of the Parent and certain of its subsidiaries and associated companies at February 24, 2022:

D.     Property, Plant and Equipment
The Parent’s principal office is located at Marble Arch House, 66 Seymour Street, 2nd Floor, London W1H 5BT, U.K., telephone number +44 (0) 207 535 3200. At February 24, 2022, the Company leased approximately 112 properties in the U.S. under approximately 130 leases and approximately 101 properties outside of the U.S. under approximately 125 leases. Certain properties leased by the Company are subject to multiple leases (e.g., buildings where each floor leased by the Company is under a separate lease). As of February 24, 2022, the Company owned a number of facilities and properties, including:
•An approximately 113,000 square foot production and research and development office building in Moncton, New Brunswick, Canada;
•An approximately 51,000 square foot production and assembly facility and office in Gross St. Florian, Austria (listed for sale in January 2021); and
•An approximately 13,050 square foot enterprise data center in West Greenwich, Rhode Island.
The following table shows the Company’s material properties at February 24, 2022:
U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status
9295 Prototype Drive, Reno, NV(1)	1,251,179	Office; Warehouse; Game Studios; Hardware/Software Engineering; Global Production Center; Electronic Gaming Machine and Instant Ticket Vending Machine Production	93%	Leased
6355 S. Buffalo Drive, Las Vegas, NV(2)	222,268	U.S. Principal Operating Facility; Game Studio; Systems Software; Showroom	100%	Leased
55 Technology Way, West Greenwich, RI	170,000	WG Technology Center: Office; Research and Testing; Storage and Distribution	100%	Leased
4000 South Frontage Road, Suite 101 Lakeland, FL	174,720	Printing Plant: Printing facility; Storage and Distribution; Office	100%	Leased
10 Memorial Boulevard, Providence, RI	124,769	U.S. Principal Operating Facility	100%	Leased
300 California Street, Floor 8, San Francisco, CA(3)	15,457	PlayDigital HQ: Office	100%	Leased
8520 Tuscany Way, Bldg. 6, Suite 100, Austin, TX	81,933	Texas Warehouse and National Response Center: Contact Center; Storage and Distribution; Office	95%	Leased
8200 Cameron Road, Suite E120, Austin, TX	41,705	Data Center of the Americas: Data Center; Network Operations; Office	80%	Leased
5300 Riata Park Court, Bldg. E, Suite 100, Austin, TX	26,759	Austin Tech Campus: Research and Test; Office	59%	Leased
47 Technology Way, West Greenwich, RI	13,050	Enterprise Data Center: Data Center; Network Operations	100%	Owned
(1) 88,305 sq. ft. of this property will be sub-leased to a sub-tenant from March 1, 2022.
(2) 120,586 sq. ft. of this property has been sub-leased to a sub-tenant.
(3) The Company will be vacating this property as of February 28, 2022.

Non-U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status
Via delle Monachelle S.N.C. Pomezia, Rome, Italy	129,167	Instant Ticket Warehouse; Instant Ticket Production	100%	Leased
Galwin 2 1046 AW Amsterdam, Netherlands	125,128	Electronic Gaming Machine Production; Gaming Distribution/Repair; Research and Test; Office	90%	Leased
Viale del Campo Boario 56/D 00154 Roma, Italy	174,526	Principal Operating Facility in Italy; Office; Italy Data Center: Data Center; Network Operations	100%	Leased
328 Urquhart Ave, Moncton, New Brunswick, Canada	113,000	Canada HQ; Office; Research and Testing; VLT Production	100%	Owned
Seering 13-14, Unterpremstatten, Austria	78,082	Austria Gaming HQ; Office; Research and Test	90%	Leased
29 Suzhoujie Street, Viva Plaza, Haidian District, Room No. 1-20, 11th and 18th Floors, Beijing 100080, China	28,382	Game Studio; Systems Software; Office	85%	Leased
Al. Jerozolimskie, 92 Brama Building, Warsaw, Poland	48,283	Global Tech Hub; Office; Research and Test	95%	Leased
USCE Tower Bulevar Mihajla, Pupina No. 6 Belgrade, Serbia	42,764	Software Development Office, Lottery and Gaming Products	95%	Leased
11 Talavera Rd. Building B, Sydney, Australia	27,432	Office; Sales & Marketing; Financial Support	100%	Leased
10 Finsbury Square, 3rd Floor London EC2A 1AD, United Kingdom(1)	17,340	Global Management HQ, PlayDigital	100%	Leased
Marble Arch House, 66 Seymour Street, 2nd Floor, London W1H 5BT, United Kingdom*	11,495	Registered Global Headquarters of the Parent	75%	Leased
*    This property has been listed for sub-lease.
(1) 4,600 sq. ft. of this property has been sub-leased to a sub-tenant.
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

The following discussion includes information for the fiscal years ended December 31, 2021, 2020 and 2019.

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

During the third quarter of 2021, we established a dedicated Digital & Betting business segment, comprising our iGaming and sports betting activities that were previously included within our Global Gaming business segment. Our Global Lottery business segment and corporate support functions were unchanged. As a result, we now manage and report our operating results through three business segments: Global Lottery, Global Gaming, and Digital & Betting, along with a corporate support function (“Corporate and Other”).

The Company's operations for the periods presented herein are reported under this organizational structure.

Discontinued Operations

On May 10, 2021, the Company completed the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses to Gamenet Group S.p.A. for a cash sale price of €950 million. The sale of the businesses met the criteria to be reported as a discontinued operation and, as a result, the discussion that follows in this Item 5 has been prepared on a continuing operations basis and excludes results from discontinued operations, discussed in detail in Notes to the Consolidated Financial Statements - Note 3 Discontinued Operations and Assets Held for Sale, included in “Item 18. Financial Statements.”

OPtiMa

In connection with the 2020 introduction of our global product organizations, we identified opportunities to optimize our portion of the value chain across businesses and regions and launched the “OPtiMa” program. We anticipated that the program would yield over $200 million in structural cost savings and capital expenditure reductions relative to a 2019 run rate with 75% of the savings benefiting the consolidated statement of operations and 25% arising from reductions in capital expenditures. At the segment level, approximately 85% of the expected savings related to Global Gaming, with the balance split between Global Lottery, Digital & Betting, and Corporate and Other.

The OPtiMa program was comprised of the following three main initiatives:
1.Operational excellence: included the optimization of procurement and assembly processes as well as the supply chain and logistics. This represented about 30% of the anticipated savings at a 2019 run rate with a ramp-up phase that depended on the level of production volume.
2.Product simplification: efforts aimed at reducing the complexity of our product offering and geographic mix. This included a return-driven ranking assessment of products and markets, a reassessment of structural support cost, and the reallocation of resources from high-cost to low-cost jurisdictions. These initiatives represented another 30% of the anticipated savings at run rate.
3.Margin improvement: efforts to optimize back-office functions, reduce our global facilities footprint, and continue with disciplined cost controls implemented in 2020. This accounts for the remaining 40% of the savings at run rate, and of the three initiatives, was the category with the quickest implementation time as it built on the robust COVID-19 induced cost controls.

In 2021, we achieved the anticipated savings and reductions related to the OptiMa program.

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

COVID-19: The COVID-19 pandemic has disrupted our business. We began experiencing a significant decline in operations due to COVID-19 towards the end of the first quarter of fiscal 2020 and continuing throughout the 2020 fiscal year. The pandemic and its consequences, including lockdowns and the closure of almost all casinos and gaming halls globally in the first half of 2020, dramatically reduced demand for gaming products and services. While most casinos and gaming halls have since reopened, some capacity restrictions still remain in place and some remain closed.

The ongoing impact of COVID-19 on our longer-term operational and financial performance will depend on future developments, including the continued widespread distribution of safe and effective COVID-19 vaccines. Many of these future developments are outside of our control. The Company continues to take measures to protect the health and safety of its employees by enabling employees who could work remotely to do so, while maintaining critical on-site operations with enhanced health and safety measures such as instituting mask requirements, practicing social distancing, contact tracing, and performing regular deep cleaning in each facility.

Product Sales: Product sales fluctuate from year to year due to the mix, volume, and timing of the transactions. Product sales amounted to $606 million, $476 million and $931 million, or approximately 15%, 15%, and 23% of total revenues for the years ended December 31, 2021, 2020, and 2019, respectively.

Jackpots: The Company believes that the performance of lottery products is influenced by the size of available jackpots in jurisdictions that offer such jackpots. In general, when jackpots increase, sales of lottery tickets also increase, further increasing the jackpot.

Non-Cash Goodwill Impairments: In 2019, the Company determined that there was an impairment in the former International reporting unit’s goodwill due to the results being lower than forecasted along with higher weighted-average cost of capital. As a result, a $99 million non-cash goodwill impairment loss with no income tax benefit was recorded to reduce the carrying amount of the former International reporting unit to fair value. During the first quarter of 2020, we determined there was an interim goodwill impairment triggering event caused by COVID-19 and as a result, we estimated the fair value of each of our former reporting units using an income approach based on projected discounted cash flows. Based principally on lower forecasted revenue and operating profits caused by lower demand for our commercial gaming products, we recorded a $296 million non-cash impairment loss with no income tax benefit, of which $193 million and $103 million was recorded within our former International and North America Gaming and Interactive reporting units, respectively, to reduce the carrying amount of the reporting units to fair value. During the fourth quarter of 2021, the Company performed a qualitative assessment, commonly referred to as “Step 0”, to determine whether it was more likely than not that the fair value of our reporting units was less than their respective carrying values. As a result of this analysis, the Company did not identify any events or circumstances that would indicate that it was more likely than not that the fair value of any of our reporting units was less than their respective carrying amounts.

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

Results of Operations

Comparison of the years ended December 31, 2021 and 2020

	For the year ended
	December 31, 2021		December 31, 2020		Change
($ in millions)	$	% of Revenue	$	% of Revenue	$	%
Service revenue by segment
Global Lottery	2,690	66	2,043	66	647	32
Global Gaming	630	15	483	16	147	30
Digital & Betting	163	4	114	4	50	44
Total service revenue	3,483	85	2,640	85	844	32

Product sales by segment
Global Lottery	123	3	121	4	1	1
Global Gaming	482	12	354	11	128	36
Digital & Betting	1	—	1	—	1	55
Total product sales	606	15	476	15	130	27

Total revenue	4,089	100	3,115	100	974	31

Operating expenses
Cost of services	1,754	43	1,634	52	120	7
Cost of product sales	377	9	346	11	31	9
Selling, general and administrative	810	20	707	23	103	15
Research and development	238	6	191	6	48	25
Restructuring	6	—	45	1	(39)	(87)
Goodwill impairment	—	—	296	10	(296)	(100)
Other operating expense, net	1	—	4	—	(3)	(66)
Total operating expenses	3,187	78	3,223	103	(36)	(1)

Operating income (loss)	902	22	(107)	(3)	1,009	> 200.0

Interest expense, net	341	8	398	13	(57)	(14)
Foreign exchange (gain) loss, net	(66)	(2)	309	10	(375)	(121)
Other expense, net	98	2	33	1	64	193
Total non-operating expenses	373	9	740	24	(367)	(50)

Income (loss) from continuing operations before provision for income taxes	529	13	(848)	(27)	1,376	162
Provision for income taxes	274	7	28	1	246	> 200.0
Income (loss) from continuing operations	255	6	(875)	(28)	1,130	129
Income from discontinued operations, net of tax	24	1	37	1	(13)	(34)
Gain on sale of discontinued operations, net of tax	391	10	—	—	391	—
Income from discontinued operations	415	10	37	1	378	> 200.0

Net income (loss)	670	16	(839)	(27)	1,508	180

Less: Net income attributable to non-controlling interests from continuing operations	190	5	64	2	126	197
Less: Net loss attributable to non-controlling interests from discontinued operations	(2)	—	(5)	—	3	57
Net income (loss) attributable to IGT PLC	482	12	(898)	(29)	1,379	154

Revenue

Total revenue for the year ended December 31, 2021 increased $974 million, or 31%, to $4.1 billion from $3.1 billion for the prior corresponding period. Total service revenue increased $844 million primarily due to Global Lottery experiencing a 20.1% increase in same-store sales, principally in Italy and North America, as well as an 11% increase in our commercial services offering primarily in Italy. Global Gaming service revenue increased 30% primarily due to an increase in total yields from total installed base units, principally as a result of more installed base units becoming available to players as COVID-19 induced social distancing restrictions were lifted. Digital & Betting service revenue increased 44% and was primarily attributable to expansion into new markets and increases to the customer base in existing markets. Total product sales increases of $130 million were primarily attributable to a higher number of machines units sold in our Global Gaming segment, principally due to casino operators returning to more moderate levels of investments. See “Segment Revenues and Key Performance Indicators” section below for further discussion related to the principal drivers of these changes.

Operating expenses

Cost of services

Cost of services for the year ended December 31, 2021 increased $120 million, or 7%, to $1.8 billion from $1.6 billion for the prior corresponding period. The primary contributor was related to $55 million of increases across the business in payroll, benefits and variable compensation, of which $35 million and $18 million was attributable to our Global Lottery and Global Gaming segments, respectively. The increase in variable compensation was related to the reinstatement of the Company’s incentive compensation plans that were temporarily suspended in 2020 due to uncertainties associated with COVID-19, discretionary bonuses that were paid during the fourth quarter of 2021 to current employees who worked for the Company at June 30, 2020 and who were not covered by existing incentive compensation plans, and stock-based compensation expense for awards granted in 2020. In addition, our Global Lottery segment had increases of $31 million in point of sale (“POS”) consumables, $29 million in POS fees, $19 million in freight, $12 million in marketing and advertising, and $8 million in non-deductible value-added tax (“VAT”). These increases were partially offset by a $15 million reduction in depreciation. Cost of services in our Digital & Betting segment increased by $8 million, principally attributable to a $4 million increase in royalties, and our Global Gaming segment experienced a $15 million reduction in depreciation.

As a percentage of service revenue, cost of services decreased by approximately 1200 basis points driven by an approximate 1900 basis point decrease in our Global Gaming segment resulting from disciplined cost management, benefits from costs savings initiatives, and increased operating leverage. Global Lottery had an approximate 900 basis point decrease driven by higher sales and increased operating leverage. Digital & Betting had an approximate 800 basis point decrease driven by higher revenues and increased operating leverage.

Cost of product sales

Cost of product sales for the year ended December 31, 2021 increased $31 million, or 9%, to $377 million from $346 million for the prior corresponding period. This increase was primarily the result of a $128 million increase in product sales partially offset by a $33 million decrease in inventory obsolescence reserves, within our Global Gaming segment.

As a percentage of product revenue, cost of product sales declined by approximately 1000 basis points driven primarily by an approximate 1600 basis point decrease in our Global Gaming segment, principally as a result of a decrease in inventory obsolescence reserves and favorable product mix.

Selling, general and administrative

Selling, general and administrative for the year ended December 31, 2021 increased $103 million, or 15%, to $810 million from $707 million for the prior corresponding period. This was primarily attributable to a $98 million increase (of which $34 million is non-cash equity-based compensation) in variable compensation across the business, of which $51 million, $26 million, $19 million, and $2 million, was attributable to Corporate and Other, Global Gaming, Global Lottery, and Digital & Betting, respectively. The increase in variable compensation was related to the reinstatement of incentive compensation plans that were temporarily suspended in 2020 due to uncertainties associated with COVID-19, discretionary bonuses that were paid during the fourth quarter of 2021 to current employees who worked for the Company at June 30, 2020 and who were not covered by existing incentive compensation plans, and stock-based compensation expense related to awards granted in 2020. In addition, the Company experienced a $16 million increase in outside services and decreases of $13 million and $5 million in bad debt expense and lease expense, respectively.

Research and development

Research and development for the year ended December 31, 2021 increased $48 million, or 25%, to $238 million from $191 million for the prior corresponding period. This was primarily attributable to a $29 million increase in variable compensation related to the reinstatement of incentive compensation plans that were cancelled in 2020 and discretionary bonuses that were paid during the fourth quarter of 2021 to current employees who worked for the Company at June 30, 2020 and who were not covered by existing incentive compensation plans in Global Gaming, Global Lottery, and Digital & Betting of $16 million, $9 million, and $4 million, respectively. Additionally, as anticipated as part of the 2020 restructuring plan consolidating our global technology organization, Global Gaming experienced a $9 million increase in outside services related to casino systems development and the continued growth in Digital & Betting resulted in a $5 million increase in employee payroll and benefits.

Restructuring

Restructuring for the year ended December 31, 2021 decreased $39 million, or 87%, to $6 million from $45 million for the prior corresponding period. This decrease was primarily due to management initiating restructuring plans in 2020 to achieve long-term structural cost savings by simplifying our organizational structure, optimizing our global supply chain, and consolidating our global technology organization.

Goodwill impairment

There were no goodwill impairments for the year ended December 31, 2021. Goodwill impairment was $296 million for the year ended December 31, 2020. During the first quarter of 2020, we determined there was an interim goodwill triggering event caused by COVID-19. Based principally on management’s financial projections, which included the estimated impact of COVID-19, we recorded $193 million and $103 million non-cash impairment losses within the former International and North America Gaming and Interactive reporting units, respectively, to reduce the carrying amount of these reporting units to fair value.

Non-operating expenses

Interest expense, net

Interest expense, net for the year ended December 31, 2021 decreased $57 million, or 14%, to $341 million from $398 million for the prior corresponding period. This decrease was primarily due to the Company maintaining a lower average aggregate outstanding principal balance of our Senior Secured Notes compared to the prior corresponding period, as well as reductions in the average cost of debt primarily due to the refinancing activity executed in the first half of 2021.

Foreign exchange (gain) loss, net

Foreign exchange gain, net for the year ended December 31, 2021 was $66 million, compared to foreign exchange loss, net of $309 million for the prior corresponding period. Foreign exchange movements are principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt.

Other expense, net

Other expense, net for the year ended December 31, 2021 increased $64 million, or 193%, to $98 million from $33 million for the prior corresponding period. The increase was primarily related to the premium paid on the full redemption of the 4.750% Senior Secured Euro Notes due February 2023, through the exercise of the make-whole call option.

Provision for income taxes

Provision for income taxes for the year ended December 31, 2021 increased $246 million to $274 million from $28 million for the prior corresponding period. The increase was primarily due to the level of pre-tax income and increases in our valuation allowances related to our business interest expense limitation carryforward.

Income from discontinued operations, net of tax

Income from discontinued operations, net of tax for the year ended December 31, 2021 decreased $13 million, or 34%, to $24 million from $37 million for the prior corresponding period. Discontinued operations reflects the operating activities of our Italian B2C gaming machine, sports betting, and digital gaming businesses through the date of the sale in the second quarter of 2021. Refer to “Notes to the Consolidated Financial Statements—3. Discontinued Operations and Assets Held for Sale” included in “Item 18. Financial Statements” for further information.

Gain on sale of discontinued operations, net of tax

During the second quarter of 2021, the Company recorded a $391 million gain, net of tax, upon the completion of the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses. Refer to “Notes to the Consolidated Financial Statements—Note 3. Discontinued Operations and Assets Held for Sale” included in Item 18. “Financial Statements”.

Segment Revenues and Key Performance Indicators

Global Lottery

	For the year ended December 31,		Change
($ in millions)	2021	2020	$	%
Service revenue
Operating and facilities management contracts	2,363	1,744	619	35
Systems, software, and other	327	299	29	10
	2,690	2,043	647	32
Product sales
Lottery products	123	121	1	1
	123	121	1	1
Global Lottery segment revenue	2,812	2,164	649	30

	For the year ended December 31,
(% on a constant-currency basis)	2021	2020
Global same-store sales growth (%)
Instant ticket & draw games	18.1%	1.6%
Multi-jurisdiction jackpots	46.4%	(17.0)%
Total	20.1%	0.1%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	12.7%	7.3%
Multi-jurisdiction jackpots	46.4%	(17.0)%
Total	15.6%	4.7%

Italy same-store sales growth (%)
Instant ticket & draw games	38.9%	(16.1)%

Operating and facilities management contracts

Service revenue from Operating and facilities management contracts increased $619 million, or 35%, to $2.4 billion from $1.7 billion for the prior corresponding period. This increase was primarily the result of a $467 million increase in instant, draw-based, and multi-jurisdiction jackpot ticket sales that experienced a 20.1% increase in global same-store sales in the aggregate. Italy same-store sales grew 38.9%, as revenues in the prior corresponding period were lower, primarily due to the temporary COVID-19 induced suspension of retail lottery sales and a shift in consumer discretionary spending to lottery in lieu of other forms of entertainment due to social distancing restrictions imposed. North America and Rest of world experienced a 15.6% increase in same-store sales, primarily as a result of increased instant and draw-based growth and higher jackpots from multi-state lotteries in North America, as well as a shift in consumer discretionary spending to lottery products. Same-store sales also experienced increases over the prior corresponding period due to the timing of the COVID-19 outbreak in the middle of March 2020. Additionally, there was a $94 million increase in lottery management agreement revenues, primarily attributable to contractual incentives earned and expected to be earned related to higher than forecasted sales in the first half of fiscal year 2021 and continued expectations of earning an incentive in fiscal year 2022 due to performance during the second half of 2021. In the prior calendar year, the segment paid a penalty due to shortfalls in performance during our customer’s fiscal year 2020 and forecasted the incurrence of net penalties during our customer’s fiscal year 2021. Finally, there was a $42 million increase associated with retailer support services in Italy and a $31 million decrease in anticipated payments to ADM related to underutilized marketing funds.

Systems, software, and other

Service revenue from Systems, software, and other increased $29 million, or 10%, to $327 million from $299 million for the prior corresponding period. This increase was primarily the result of a $29 million increase from our Italian commercial service offerings due to increased volumes.

Lottery products

Lottery products revenue remained relatively consistent with the prior corresponding period.

Global Gaming

	For the year ended December 31,		Change
($ in millions, except yields)	2021	2020	$	%
Service revenue
Gaming terminal services	424	298	126	42
Systems, software, and other	206	186	21	11
	630	483	147	30
Product sales
Gaming terminals	339	205	134	65
Gaming other	143	148	(6)	(4)
	482	354	128	36
Global Gaming segment revenue	1,112	837	275	33

	For the year ended December 31,		Change
	2021	2020	Units / $	%
Installed base units
Total installed base units	48,849	49,300	(451)	(0.9)

Total yields(1)	$27.11	$18.06	$9.05	50.1

Global machine units sold
Total machine units sold	23,807	14,662	9,145	62.4
(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location.

Gaming terminal services

Service revenue from Gaming terminal services increased $126 million, or 42%, to $424 million from $298 million for the prior corresponding period. This increase was primarily driven by a 40% increase in average active installed base units during the year as social distancing restrictions were lifted and more units became available to players. These restrictions included the shutdown of most casinos and gaming halls beginning in the first quarter of 2020, and upon re-opening, the removal or powering down of a portion of gaming machines from casino floors to maintain social distancing.

Systems, software, and other

Service revenue from Systems, software, and other increased $21 million, or 11%, to $206 million from $186 million for the prior corresponding period. This increase was primarily due to an $18 million increase in system and software revenue, principally related to the increase in active poker machines that were previously inactive in the prior corresponding period resulting from COVID-19 social distancing requirements.

Gaming terminals
Product sales from Gaming terminals increased $134 million, or 65%, to $339 million from $205 million for the prior corresponding period. This increase was primarily associated with an increase of 9,145 in machine units sold, primarily driven by replacement machine units in the United States and Canada. The increase in these units was primarily the result of the segment’s recovery and casino operators returning to more moderate levels of investments.

Gaming other

Product sales from Gaming other decreased $6 million, or 4%, to $143 million from $148 million for the prior corresponding period, primarily related to $28 million of strategic leases recognized as sale-type leases in the prior corresponding period and a $25 million reduction in the sale of amusement with prize (“AWP”) kits in Italy. AWP kits are used in typically low-denomination gaming machines installed in retail outlets. These decreases were partially offset by a $25 million recovery in systems, game conversion, and parts sales as casinos reopened and an increase of $21 million in poker site licenses.

Digital & Betting

	For the year ended December 31,		Change
($ in millions)	2021	2020	$	%
Segment revenue
Digital and betting services	163	114	50	44
Product sales	1	1	1	55
Digital & Betting segment revenue	165	115	50	44

Digital and betting services

Digital and betting services revenue for the year ended December 31, 2021 increased $50 million, or 44%, to $163 million from $114 million for the prior corresponding period. This increase was principally related to expanding markets under our iGaming solutions, as well as increased same-store sales in sports betting due to an expanded customer base.

Segment Operating Results

 Global Lottery

	For the year ended December 31,		Change
($ in millions)	2021	2020	$ / Basis Points (“bps”)		%
Gross margin
Service	1,359	852	508		60
% of service revenue	51%	42%	900	bps
Product	34	48	(14)		(29)
% of product sales	28%	39%	(1100)	bps

Operating income	1,088	642	446		69
Operating margin	38.7%	29.7%	900	bps

Gross margin - Service

Gross margin on service revenue increased from 42% for the year ended December 31, 2020 to 51% for the year ended December 31, 2021 driven by higher sales and increased operating leverage.

Gross margin - Product

Gross margin on product sales decreased from 39% for the year ended December 31, 2020 to 28% for the year ended December 31, 2021, principally due to decreased software license revenues which have higher gross margin percentages than other product offerings.

Operating margin

Segment operating margin increased from 29.7% for the year ended December 31, 2020 to 38.7% for the year ended December 31, 2021. This increase is primarily the result of the 30% increase in the segment’s revenues. As the Global Lottery segment has a high percentage of fixed-costs, operating leverage increases as sales increase.

Global Gaming

	For the year ended December 31,		Change
($ in millions)	2021	2020	$ / bps		%
Gross margin
Service	313	148	165		112
% of service revenue	50%	31%	1900	bps
Product	200	91	110		121
% of product sales	42%	26%	1600	bps

Operating income (loss)	43	(212)	255		120
Operating margin	3.9%	(25.3)%	2920	bps

Gross margin - Service

Gross margin on service revenue increased from 31% for the year ended December 31, 2020 to 50% for the year ended December 31, 2021 primarily resulting from disciplined cost management, benefits from costs savings initiatives, and increased operating leverage.

Gross margin - Product

Gross margin on product sales increased from 26% for the year ended December 31, 2020 to 42% for the year ended December 31, 2021 principally as a result of a decrease in inventory obsolescence reserves as well as favorable product mix.

Operating margin

Segment operating margin increased from (25.3)% for the year ended December 31, 2020 to 3.9% for the year ended December 31, 2021 primarily due to an increase in revenues of 33% resulting from the segment’s continuing recovery from the effects of COVID-19, disciplined cost management and benefits from costs saving initiatives, along with increased operating leverage as the business continues to return to pre-pandemic scale.

Digital & Betting

	For the year ended December 31,		Change
($ in millions)	2021	2020	$ / bps		%
Gross margin
Service	104	63	41		65
% of service revenue	64%	56%	800	bps
Product	1	—	—		115
% of product sales	44%	32%	1246	bps

Operating income	33	6	27		> 200.0
Operating margin	20.0%	5.5%	1450	bps

Gross margin - Service

Gross margin on service revenue increased from 56% for the year ended December 31, 2020 to 64% for the year ended December 31, 2021 driven by higher revenues and increased operating leverage.

Operating margin

Segment operating margin increased from 5.5% for the year ended December 31, 2020 to 20.0% for the year ended December 31, 2021 due to a $50 million increase in revenues primarily from iGaming driven by entering new markets and expanding the existing customer base in existing markets in North America. Operating margin also benefited from increased operating leverage which was partially mitigated by increased labor costs and marketing activities.

Comparison of the years ended December 31, 2020 and 2019

	For the year ended
	December 31, 2020		December 31, 2019		Change
($ in millions)	$	% of Revenue	$	% of Revenue	$	%
Service revenue by segment
Global Lottery	2,043	66	2,183	54	(140)	(6)
Global Gaming	483	16	842	21	(359)	(43)
Digital & Betting	114	4	76	2	38	50
Total service revenue	2,640	85	3,101	77	(461)	(15)

Product sales by segment
Global Lottery	121	4	110	3	11	10
Global Gaming	354	11	806	20	(453)	(56)
Digital & Betting	1	—	15	—	(14)	(94)
Total product sales	476	15	931	23	(455)	(49)

Total revenue	3,115	100	4,032	100	(916)	(23)

Operating expenses
Cost of services	1,634	52	1,777	44	(143)	(8)
Cost of product sales	346	11	558	14	(212)	(38)
Selling, general and administrative	707	23	850	21	(143)	(17)
Research and development	191	6	266	7	(75)	(28)
Restructuring	45	1	25	1	20	81
Goodwill impairment	296	10	99	2	197	199
Other operating expense (income), net	4	—	(21)	(1)	25	121
Total operating expenses	3,223	103	3,554	88	(331)	(9)

Operating (loss) income	(107)	(3)	478	12	(585)	(122)

Interest expense, net	398	13	411	10	(13)	(3)
Foreign exchange loss (gain), net	309	10	(40)	(1)	349	> 200.0
Other expense (income), net	33	1	(21)	(1)	55	> 200.0
Total non-operating expenses	740	24	350	9	390	112

(Loss) income from continuing operations before provision for income taxes	(848)	(27)	128	3	(976)	> 200.0
Provision for income taxes	28	1	131	3	(103)	(79)
Loss from continuing operations	(875)	(28)	(3)	—	(873)	> 200.0
Income from discontinued operations	37	1	114	3	(78)	(68)
Net (loss) income	(839)	(27)	112	3	(950)	> 200.0

Less: Net income attributable to non-controlling interests from continuing operations	64	2	126	3	(62)	(49)
Less: Net (loss) income attributable to non-controlling interests from discontinued operations	(5)	—	5	—	(9)	> 200.0
Net loss attributable to IGT PLC	(898)	(29)	(19)	—	(879)	> 200.0

Revenue

Total revenue for the year ended December 31, 2020 decreased $916 million, or 23%, to $3.1 billion from $4.0 billion for the prior corresponding period. Total service revenues were adversely affected by mobility and social distancing restrictions imposed by governmental authorities in an effort to mitigate the spread of COVID-19. Total product sale declines were primarily caused by COVID-19 budgetary constraints and social distancing restrictions. See “Segment Revenues and Key Performance Indicators” section below for further discussion related to the principal drivers of these changes.

Operating expenses

Cost of services

Cost of services for the year ended December 31, 2020 decreased $143 million, or 8%, to $1.6 billion from $1.8 billion for the prior corresponding period. This decrease is primarily attributable to a $108 million decrease within our Global Gaming segment primarily resulting from a $41 million decrease in licensing and royalty fees principally due to lower royalties on installed base and poker units due to inactive machines. Global Gaming expenses related to payroll, employee benefits and incentive compensation decreased $31 million due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program and employee furloughs. Cost of services for our Global Lottery segment decreased by $19 million primarily as a result of a $21 million decrease in marketing and advertising; a $20 million decrease in payroll, employee benefits and incentive compensation due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs; a $10 million decrease in communications, consumables, and travel; and a $7 million decrease in outside services, primarily consultants. These decreases were partially offset by a $56 million increase in point of sale (“POS”) and partner fees, primarily related to an increase in commercial service sales in Italy. Cost of services for our Digital & Betting segment remained consistent with the prior corresponding period.

As a percentage of service revenue, cost of services increased by approximately 500 basis points driven primarily by an approximate 1700 basis point increase in our Global Gaming segment primarily resulting from the 43% reduction in revenues caused by a decrease in active units in response to the COVID-19 social distancing restrictions, while costs only decreased 8%.

Cost of product sales

Cost of product sales for the year ended December 31, 2020 decreased $212 million, or 38%, to $346 million from $558 million for the prior corresponding period. This decrease is primarily attributable to a $201 million decrease within our Global Gaming segment primarily resulting from the $466 million decrease in product sales. Cost of product sales for our Global Lottery segment decreased $5 million primarily related to product mix. In addition, there was a $7 million decrease in Corporate and Other, principally associated with a decrease in amortization of acquired intangible assets.

As a percentage of product sales, cost of product sales increased by approximately 1300 basis points driven primarily by an approximate 1700 basis point increase in our Global Gaming segment resulting from the 56% decline in sales principally due to the COVID-19 budgetary constraints, while costs only decreased 38%, due to fixed costs which do not correspond with the movements in revenues. This increase was partially offset by an approximate 1100 basis point decrease in our Global Lottery segment.

Selling, general and administrative

Selling, general and administrative for the year ended December 31, 2020 decreased $143 million, or 17%, to $707 million from $850 million for the prior corresponding period. This decrease is primarily attributable to a $63 million decrease within our Global Gaming segment due to a $58 million decrease in corporate allocations; a $24 million decrease in payroll, employee benefits, and incentive compensation principally due to temporary salary deductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs; a $12 million decrease in license and royalty fees; and an $8 million decrease in travel expenses. These decreases were partially offset by a $45 million increase in expected credit losses on long-term customer financing receivables resulting primarily from the impact of COVID-19 within Latin America and the Caribbean.

Selling, general and administrative expense for our Global Lottery segment decreased $43 million primarily as a result of a decrease of $19 million in non-deductible VAT driven by lower spending and the implementation of the Italy VAT group from January 1, 2020, a $14 million decrease in payroll, employee benefits, and incentive compensation principally due to temporary salary deductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs; and a $9 million reduction in corporate allocations. These decreases within our Global Lottery segment were partially offset by a $9 million increase in other expenses primarily relating to legal settlements.

Selling, general and administrative for our Digital & Betting segment decreased $6 million primarily due to a decrease in payroll, employee benefits, and incentive compensation principally due to temporary salary deductions and cancellation of the 2020 short-term incentive compensation program.

Selling, general and administrative for Corporate and Other decreased $32 million primarily as a result of a $52 million decrease in payroll, employee benefits, and incentive compensation principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs. Corporate and Other expenses also decreased related to a $19 million decrease in outside services, principally related to external consultants; an $11 million reduction in advertising; and a $6 million reduction in travel. These decreases were partially offset by a $56 million reduction of costs allocated to our business segments caused by an overall reduction of Corporate and Other costs.

Research and development

Research and development for the year ended December 31, 2020 decreased $75 million, or 28%, to $191 million from $266 million for the prior corresponding period. This decrease is primarily due to decreases of $42 million, $12 million, and $4 million in payroll, employee benefits, and incentive compensation in our Global Gaming, Global Lottery, and Digital & Betting segments, respectively. These decreases were the result of temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, employee furloughs, and COVID-19 related government subsidies. Additionally, there were decreases related to outside services primarily due to cost controls enacted by management to the Company for the Global Gaming and Global Lottery segments of $10 million and $10 million, respectively.

Restructuring

Restructuring for the year ended December 31, 2020 increased $20 million, or 81%, to $45 million from $25 million for the prior corresponding period. This increase was primarily due to management initiating restructuring plans in 2020 to achieve long-term structural cost savings by simplifying our organizational structure, optimizing our global supply chain, and consolidating our global technology organization.

Goodwill impairment

Goodwill impairment for the year ended December 31, 2020 was $296 million compared to $99 million for the prior corresponding period. During the first quarter of 2020, we determined there was an interim goodwill triggering event caused by the COVID-19 pandemic. Based principally on management’s financial projections, which included the estimated impact of COVID-19, we recorded $193 million and $103 million non-cash impairment losses within the former International and North America Gaming and Interactive reporting units, respectively, to reduce the carrying amount of these reporting units to fair value. For the year ended December 31, 2019, we determined there was a goodwill impairment of $99 million within the former International reporting unit due to lower forecasted cash flows along with a higher weighted-average cost of capital.

Other operating expense (income), net

Other operating expense, net for the year ended December 31, 2020 increased $25 million, or 121%, to $4 million from other operating income, net of $21 million for the prior corresponding period. This increase was primarily the result of a non-recurring gain on the sale of assets to a distributor for $28 million in the prior year.

Non-operating expenses

Interest expense, net

Interest expense, net for the year ended December 31, 2020 decreased $13 million, or 3%, to $398 million from $411 million for the prior corresponding period. This decrease was primarily due to lower LIBOR interest rates on floating rate debt and a decrease in the aggregate outstanding principal balance of our Senior Secured Notes, principally due to the following 2020 refinancing activities: redemption, upon maturity, of the remaining €388 million 4.75% Senior Secured Notes due March 2020; partial redemption, in June 2020, of the $1.5 billion 6.25% Senior Secured Notes due February 2022; issuance, in June 2020, of the $750 million 5.25% Senior Secured Notes due June 2029; and redemption, upon maturity, of the remaining $27 million 5.50% Senior Secured Notes due June 2020.

Foreign exchange loss (gain), net

Foreign exchange loss, net for the year ended December 31, 2020 was $309 million, compared to foreign exchange gain, net of $40 million for the prior corresponding period. Foreign exchange loss (gain), net is principally related to fluctuations in the euro to U.S. dollar exchange rate on euro-denominated debt.

Other expense (income), net

Other expense (income), net for the year ended December 31, 2020 changed $55 million, or > 200.0%, to a $33 million net expense position from a $21 million net income position for the prior corresponding period. In 2020, the Company incurred $28 million of expense related to the partial redemption of the 6.250% Senior Secured U.S. Dollar Notes due February 2022. In 2019, the Company recorded gains of $34 million on the sale of investments, primarily related to the May 2019 sale of its ownership interest in Yeonama Holdings Co. Limited for a $29 million pre-tax gain, partially offset by $10 million in expenses related to the redemption of senior secured notes.

Provision for income taxes

Provision for income taxes for the year ended December 31, 2020 decreased $103 million, or 79%, to $28 million from $131 million for the prior corresponding period. In 2020, the Company’s effective tax rate was higher than the U.K. statutory rate of 19% primarily due to increases in valuation allowances on deferred tax assets, the impact of the international provisions of the Tax Act (BEAT and GILTI), foreign rate differences, and a goodwill impairment with no associated tax benefit. In 2019, the Company's effective tax rate was higher than the U.K. statutory rate of 19% primarily due to the impact of the international provisions of the Tax Act (BEAT and GILTI), foreign rate differences, and a goodwill impairment with no associated tax benefit.

Income from discontinued operations

Income from discontinued operations for the year ended December 31, 2020 decreased $78 million, or 68%, from $114 million for the prior corresponding period. Discontinued operations reflects the operating activities of our Italian B2C gaming machine, sports betting, and digital gaming businesses. The decline in income was primarily due to lower wagers caused by temporary casino and gaming hall closures required by the Italian government to mitigate the spread of COVID-19. Refer to “Notes to the Consolidated Financial Statements—3. Discontinued Operations and Assets Held for Sale” included in “Item 18. Financial Statements” for further information.

Segment Revenues and Key Performance Indicators

Global Lottery

	For the year ended December 31,		Change
($ in millions)	2020	2019	$	%
Service revenue
Operating and facilities management contracts	1,744	1,931	(187)	(10)
Systems, software, and other	299	252	47	18
	2,043	2,183	(140)	(6)
Product sales
Lottery products	121	110	11	10
	121	110	11	10
Global Lottery segment revenue	2,164	2,293	(129)	(6)

	For the year ended December 31,
(% on a constant-currency basis)	2020	2019
Global same-store sales growth (%)
Instant ticket & draw games	1.6%	4.1%
Multi-jurisdiction jackpots	(17.0)%	(18.3)%
Total	0.1%	1.7%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	7.3%	5.2%
Multi-jurisdiction jackpots	(17.0)%	(18.3)%
Total	4.7%	2.0%

Italy same-store sales growth (%)
Instant ticket & draw games	(16.1)%	0.8%

Operating and facilities management contracts

Service revenues related to Operating and facilities management contracts decreased $187 million, or 10%, to $1.7 billion from $1.9 billion for the prior corresponding period. This decrease was primarily the result of lower same-store sales in Italy for draw-based and instant ticket games resulting from the impact of COVID-19 mobility restrictions, and lower incentives arising within our Lottery Management Agreements. These decreases were partially offset by increases in same-store sales primarily driven by customer demand in North America, and favorable foreign currency translation of $16 million.

Systems, software, and other

Service revenue for Systems, software, and other increased $47 million, or 18%, to $299 million from $252 million for the prior corresponding. This increase was primarily the result of a $52 million increase from our commercial service offering in Italy due to expanded offerings which more than offset the reduction of revenue caused by the sale of the Company’s BillBird subsidiary in the fourth quarter of 2019.

Lottery products

Lottery products sales increased $11 million, or 10%, to $121 million from $110 million in the prior corresponding period. This increase was primarily the result of an increase of $10 million in lottery terminal sales primarily related to a customer network refresh and an increase in lottery software sales of $11 million as a result of increased customer demand. These increases were partially offset by a decrease in other lottery sales of $11 million primarily due to lower sales of printed instant tickets.

Global Gaming

	For the year ended December 31,		Change
($ in millions, except yields)	2020	2019	$	%
Service revenue
Gaming terminal services	298	568	(270)	(48)
Systems, software, and other	186	274	(89)	(32)
	483	842	(359)	(43)
Product sales
Gaming terminals	205	581	(376)	(65)
Gaming other	148	225	(77)	(34)
	354	806	(453)	(56)
Global Gaming segment revenue	837	1,648	(811)	(49)

	For the year ended December 31,		Change
	2020	2019	$	%
Installed base units
Total installed base units	49,300	50,834	(1,534)	(3)

Total yields(1)	$18.06	$31.45	$(13.39)	(43)

Global machine units sold
Total machine units sold	14,662	42,076	(27,414)	(65)
(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location.

Gaming terminal services

Service revenue from Gaming terminal services decreased $270 million, or 48% to $298 million from $568 million for the prior corresponding period. This decrease was principally driven by social distancing measures implemented by government authorities to mitigate the spread of COVID-19. These measures resulted in the temporary closure of casinos and gaming halls and upon reopening, fewer active machines available for use by players driving lower wagers and yields.

Systems, software, and other

Service revenue from Systems, software, and other decreased by $89 million, or 32%, to $186 million from $274 million for the prior corresponding period. The decline was primarily due to a $68 million decrease in software revenue primarily related to non-recurring multi-year poker site license contracts executed in the prior year, and lower recurring poker software license fees due to inactive machines resulting from COVID-19 social distancing requirements. Additionally, there was a $25 million decrease in system revenue primarily due to lower demand during the COVID-19 pandemic.

Gaming terminals

Product sales from Gaming terminals decreased $376 million, or 65% to $205 million from $581 million for the prior corresponding period. This decrease was primarily associated with fewer machines sold during the year driven by lower demand due to customer capital constraints resulting from COVID-19.

Gaming other

Gaming other decreased $77 million, or 34% to $148 million from $225 million for the prior corresponding period primarily related to lower demand due to customer capital constraints resulting from COVID-19, and multi-year licenses of intellectual property.

Digital & Betting

	For the year ended December 31,		Change
($ in millions)	2020	2019	$	%
Segment revenue
Digital and betting services	114	76	38	50
Product sales	1	15	(14)	(94)
Digital & Betting segment revenue	115	91	24	27

Digital and betting services

Digital and betting services revenue increased $38 million, or 50% to $114 million from $76 million for the prior corresponding period primarily due to a $33 million increase in iGaming as a result of expansion into new markets and growth in existing markets in North America driven by obtaining new customers as well as launching new additional content across existing customer base.

Segment Operating Results

 Global Lottery

	For the year ended December 31,		Change
($ in millions)	2020	2019	$ / bps		%
Gross margin
Service	852	973	(121)		(12)
% of service revenue	42%	45%	(300)	bps
Product	48	32	16		52
% of product sales	39%	29%	1000	bps

Operating income	642	697	(55)		(8)
Operating margin	29.7%	30.4%	(70)	bps

Gross margin - Service

Gross margin on service revenue decreased from 45% for the year ended December 31, 2019 to 42% for the year ended December 31, 2020, primarily the result of decreased revenues caused by COVID-19 and the inability to reduce associated fixed costs at the same rate.

Gross margin - Product

Gross margin on product sales increased from 29% for the year ended December 31, 2019 to 39% for the year ended December 31, 2020, principally due to increased software license revenues which have higher gross margin percentages than other product offerings.

Operating margin

Segment operating margin decreased from 30.4% for the year ended December 31, 2019 to 29.7% for the year ended December 31, 2020 primarily due to a decrease in revenues of $129 million resulting from the global impacts of COVID-19. Despite a 6% decline in revenue, operating margins decreased by approximately 70 basis points due primarily to management’s cost saving initiatives developed in response to COVID-19, partially offsetting the decrease in revenue.

Global Gaming

	For the year ended December 31,		Change
($ in millions)	2020	2019	$ / bps		%
Gross margin
Service	148	398	(251)		(63)
% of service revenue	31%	47%	(1600)	bps
Product	91	343	(252)		(74)
% of product sales	26%	43%	(1700)	bps

Operating (loss) income	(212)	222	(434)		(195)
Operating margin	(25.3)%	13.5%	(3880)	bps

Gross margin - Service

Gross margin on service revenue decreased from 47% for the year ended December 31, 2019 to 31% for the year ended December 31, 2020 primarily the result of a decrease in service revenues of $359 million caused by COVID-19 related casino closures, capacity restrictions, and social distancing and the inability to reduce associated fixed costs at the same rate.

Gross margin - Product

Gross margin on product sales decreased from 43% for the year ended December 31, 2019 to 26% for the year ended December 31, 2020 primarily the result of a decrease in product sales of $453 million from lower customer demand and a $9 million increase in inventory obsolescence driven by the pandemic.

Operating margin

Segment operating margin decreased from 13.5% for the year ended December 31, 2019 to (25.3)% for the year ended December 31, 2020 primarily due to a decrease in revenues of $811 million resulting from the global impacts of COVID-19, of which $453 million was related to product sales which were impacted at a greater rate than service revenue due to capital constraints within the market, thereby contributing a more significant negative impact to operating margin. The negative impacts on margin have been partially mitigated by management’s implementation of cost savings initiatives to decrease or eliminate fixed and discretionary costs amidst the global pandemic.

Digital & Betting

	For the year ended December 31,		Change
($ in millions)	2020	2019	$ / bps		%
Gross margin
Service	63	24	39		163
% of service revenue	56%	32%	2400	bps
Product	—	14	(14)		(98)
% of product sales	32%	98%	(6646)	bps

Operating income (loss)	6	(43)	49		115
Operating margin	5.5%	(47.1)%	5260	bps

Gross margin - Service

Gross margin on service revenue increased from 32% for the year ended December 31, 2019 to 56% for the year ended December 31, 2020 principally driven by higher revenues and increased operating leverage.

Gross margin - Product

In 2019 the segment made a sale for a one-time license fee of $14 million, extending the rights for a previously sold software license permitting rights to additional markets.

Operating margin

Segment operating margin increased from (47.1)% for the year ended December 31, 2019 to 5.5% for the year ended December 31, 2020 primarily due to an increase in digital and betting services revenues of $38 million driven by the $33 million increase in iGaming.

B.    Liquidity and Capital Resources

Overview

The Company’s business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company’s primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities due July 2024. In addition to general working capital and operational needs, the Company’s liquidity requirements arise primarily from its need to meet debt service obligations and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund acquisitions and associated costs. The Company’s cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs.
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

At December 31, 2021 and 2020, the Company’s total available liquidity was as follows:

	December 31,
($ in millions)	2021	2020
Revolving Credit Facilities due July 2024	1,737	1,817
Cash and cash equivalents	591	907
Total Liquidity	2,327	2,724

The Revolving Credit Facilities due July 2024 are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources.

The Company completed multiple debt transactions in 2021 and 2020. Refer to the “Notes to the Consolidated Financial Statements—15. Debt” included in “Item 18. Financial Statements” for further discussion of these transactions as well as information regarding the Company’s other debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At December 31, 2021 and 2020, approximately 18% and 23% of the Company’s net debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Euro Term Loan Facilities due January 2027.

The following table summarizes the Company’s USD equivalent cash balances by currency:

	December 31, 2021		December 31, 2020
($ in millions)	$	%	$	%
Euros	362	61	660	73
U.S. dollars	88	15	135	15
Other currencies	141	24	113	12
Total Cash	591	100	907	100

The Company holds an immaterial amount of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on the Company’s review of such transfer restrictions and the cash balances held in such countries, it does not believe such transfer restrictions have an adverse impact on its ability to meet liquidity requirements at years ended December 31, 2021 and 2020.

Cash Flow Summary

The following table summarizes the statements of cash flows. A complete statement of cash flows is provided in the Consolidated Financial Statements included herein.

	For the year ended December 31,		Change
($ in millions)	2021	2020	$	%
Net cash provided by operating activities from continuing operations	1,010	595	415	70
Net cash used in investing activities from continuing operations	(216)	(233)	17	7
Net cash used in financing activities	(1,898)	(438)	(1,460)	> 200.0
Net cash flows of continuing operations	(1,105)	(76)

Net cash (used in) provided by operating activities from discontinued operations	(31)	271	(302)	(112)
Net cash provided by (used in) investing activities from discontinued operations	852	(35)	887	> 200.0
Net cash flows from discontinued operations	821	236

Analysis of Cash Flows

Net Cash Provided by Operating Activities from Continuing Operations

During the year ended December 31, 2021, the Company generated $1.0 billion of net cash provided by operating activities of continuing operations, an increase of $415 million from the prior corresponding period. This increase was principally attributed to an increase in operating income of $1.0 billion.

Non-cash adjustments to net income for the year ended December 31, 2021 were $859 million, compared to $1.3 billion for the prior corresponding period. The principal drivers of the decrease in non-cash adjustments were related to a $296 million goodwill impairment incurred in the prior period, a decrease in foreign exchange of $375 million, and decreases in depreciation and amortization of $40 million in the aggregate for the year ended December 31, 2021. These decreases were partially offset by a $116 million increase in deferred income taxes, a $64 million increase in loss on the extinguishment of debt, and a $42 million increase in stock-based compensation.

Changes in operating assets and liabilities for the year ended December 31, 2021 decreased $230 million, from $126 million in the prior corresponding period.

Net Cash Used in Investing Activities from Continuing Operations

During the year ended December 31, 2021, the Company used $216 million of net cash for investing activities, a decrease of $17 million from the prior corresponding period. The decrease in net cash used in investing activities was principally attributed to a $16 million reduction in capital expenditures. Additionally, there was a $12 million increase in proceeds from the sale of assets, partially offset by an $11 million reduction in other investing activities.

Net Cash Used in Financing Activities
During the year ended December 31, 2021, the Company used $1.9 billion of net cash for financing activities, an increase of $1.5 billion from the prior corresponding period.

During 2021, cash flows used in financing activities primarily included principal payments of long-term debt of $2.8 billion, $127 million in return of capital to non-controlling interests, dividends paid to non-controlling interests of $91 million, $85 million of payments in connection with the early extinguishment of debt, net payments of financial liabilities of $50 million, repurchases of common stock of $41 million, and dividends paid to shareholders of $41 million. These cash outflows were partially offset by proceeds from long-term debt of $1.3 billion and net proceeds from short-term borrowings of $51 million.
During 2020, cash flows used in financing activities primarily included principal payments on long-term debt of $959 million, dividends paid to non-controlling interests of $136 million, dividends paid to shareholders of $41 million, and return of $32 million of capital to non-controlling shareholders. These cash outflows were partially offset by proceeds from long-term debt of $750 million and net receipts from financial liabilities of $67 million.

Net cash flows from discontinued operations

Net cash used in operating activities from discontinued operations was $31 million compared to net cash provided by operating activities from discontinued operations of $271 million for the prior corresponding period. Cash flows from operations from discontinued operations reflects the operating activities of our Italian B2C gaming machine, sports betting, and digital gaming businesses.

During the year ended December 31, 2021, the Company completed the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses. At closing, the Company received net cash proceeds of $748 million and had receivables of €100 million and €125 million due December 31, 2021 and September 30, 2022, respectively. The Company received the payment due December 31, 2021 on August 5, 2021. Refer to “Notes to the Consolidated Financial Statements—Note 3. Discontinued Operations and Assets Held for Sale”, included in Item 18. “Financial Statements”.

Capital Expenditures

Capital expenditures are principally composed of:

•Systems, equipment and other assets related to contracts;
•Intangible assets; and
•Property, plant and equipment.

The table below details total capital expenditures from continuing operations by business segment:

	For the year ended December 31,
($ in millions)	2021	2020	2019
Global Lottery	(152)	(176)	(199)
Global Gaming	(68)	(65)	(157)
Digital & Betting	(13)	(11)	(13)
Business Segment Total	(232)	(252)	(368)
Corporate and Other	(6)	(3)	(9)
	(238)	(255)	(377)

Global Lottery

Capital expenditures for 2021 of $152 million principally consisted of $115 million for investments in systems, equipment and other assets related to contracts, including systems and equipment deployed in Michigan, Nebraska, New York, New Jersey, and Georgia; investments in intangible assets of $29 million; and investments in property, plant and equipment of $8 million.

Capital expenditures for 2020 of $176 million principally consisted of $137 million for investments in systems, equipment and other assets related to contracts, including systems and equipment deployed in New Jersey, California, Michigan, Mississippi, and Kentucky; investments in intangible assets of $24 million; and investments in property, plant and equipment of $12 million.

Capital expenditures for 2019 of $199 million principally consisted of $161 million for investments in systems, equipment and other assets related to contracts, including systems and equipment deployed in New Jersey, California, Florida, Michigan, Texas, and South Dakota; investments in intangible assets of $31 million; and investments in property, plant and equipment of $7 million.

Global Gaming

Capital expenditures for 2021 of $68 million principally consisted of investments in systems, equipment and other assets related to contracts with customers in North America of $49 million.
Capital expenditures for 2020 of $65 million principally consisted of investments in systems, equipment and other assets related to contracts with customers in North America of $47 million.
Capital expenditures for 2019 of $157 million principally consisted of investments in systems, equipment and other assets related to contracts with customers in North America of $135 million, and other customers, principally in Europe, Africa, and Mexico, of $14 million.

Digital & Betting
Capital expenditures for 2021 of $13 million principally consisted of investments in systems, equipment and other assets related to contracts with PlaySports customers of $11 million and PlayCasino customers of $2 million.
Capital expenditures for 2020 of $11 million principally consisted of investments in systems, equipment and other assets related to contracts with PlaySports customers of $8 million and PlayCasino customers of $3 million.
Capital expenditures for 2019 of $13 million principally consisted of investments in systems, equipment and other assets related to contracts with PlaySports customers of $8 million and PlayCasino customers of $4 million.

Tabular Disclosure of Cash Requirements

At December 31, 2021, the Company’s material cash requirements are as follows:

	Payments due by period
($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (1)	6,525	—	853	3,152	2,519
Jackpot liabilities (2)	223	66	49	29	79
Operating leases (3)	410	57	100	82	170
Finance leases (4)	41	11	15	11	4
Total	7,199	134	1,017	3,274	2,772
(1) Long-term debt consists of the principal amount of long-term debt, including current portion, as included in “Notes to the Consolidated Financial Statements—15. Debt” included in “Item 18. Financial Statements.” Certain of the Company’s long-term debt is denominated in euros.
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

Letters of Credit

The Parent and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities due July 2024 and under senior unsecured uncommitted demand credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2021 and 2020 and the weighted-average annual cost of such letters of credit:

($ in millions)	Letters of Credit Outstanding (1)	Weighted- Average Annual Cost
December 31, 2021	335	1.08%
December 31, 2020	427	1.06%
(1) Represents letters of credit outstanding not under the Revolving Credit Facilities.

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

R&D costs, which principally include employee compensation costs, are expensed as incurred.

The Company devotes substantial resources to R&D and incurred $238 million, $191 million, and $266 million of related expenses in 2021, 2020, and 2019, respectively.

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

The Company periodically continuously reviews estimates and assumptions. Actual results for those areas requiring management judgment or estimates may differ from those recorded in the consolidated financial statements due to the occurrence of events and the uncertainties which characterize the assumptions and conditions on which the estimates are based.

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

The Company recognized service and product revenues of $3.5 billion and $606 million, respectively, for the year ended December 31, 2021. The Company often enters into contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. Management applies judgment in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition. The Company’s revenue recognition policy, which requires significant judgments and estimates, is fully described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies” included in “Item 18. Financial Statements.”

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

Companies have the option to first assess qualitative factors to determine whether the fair value of a reporting unit is not “more likely than not” less than its carrying amount, which is commonly referred to as “Step 0”. In performing the Step 0 analysis, the Company considers macroeconomic conditions, industry and market considerations, current and forecasted financial performance, entity-specific events, and changes in the composition or carrying amount of net assets of reporting units for goodwill. In addition, the Company takes into consideration the amount of excess of fair value over carrying value determined in the last quantitative analysis that was performed, as well as the period of time that has passed since the last quantitative analysis. If the Step 0 analysis indicates that it is more likely than not that the fair value is less than its carrying amount, the Company would proceed to a quantitative analysis.

Under the quantitative analysis, which is commonly referred to as “Step 1”, the goodwill impairment test compares the fair value of the Company’s three reporting units (which are the same as its reportable segments) with their carrying amounts and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. In performing the quantitative analysis, the Company estimates the fair value of the reporting units using an income approach based on projected discounted cash flows. Estimating the fair value of reporting units requires the Company’s management to use its judgment in making estimates and making forecasts that are based on a number of factors including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital.

The Company completed the annual impairment testing in the fourth quarter, where we assessed our Global Gaming, Global Lottery and Digital & Betting reporting units using Step 0. We determined that no further testing was required based on the substantial cushion of fair value over carrying value for each reporting unit and no significant changes in conditions, since the last quantitative analysis, that would indicate for each reporting unit that it is more likely than not that the fair value is less than the carrying amount.

Additional details surrounding goodwill can be found in the “Notes to the Consolidated Financial Statements - 13. Goodwill” included in “Item 18. Financial Statements”.

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
•the length, duration and severity of the COVID-19 pandemic, including any new variants of the coronavirus, and the response of governments, including government-mandated property closures and travel restrictions;
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
•the impact of supply chain constraints on the Company’s ability to meet demand for its products;
•an increase in costs resulting from supply chain constraints, including, but not limited to, increases in input costs, labor costs and freight costs, among others;
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

Item 6.         Directors, Senior Management, and Employees

A.     Directors and Senior Management

As of February 24, 2022, the Parent’s board of directors (the “Board”) consists of 12 directors. Seven of the current directors were determined by the Board to be independent under the listing standards and rules of the NYSE, as required by the Articles of Association of the Parent (the “Articles”). For a director to be independent under the listing standards of the NYSE, the Board must affirmatively determine that the director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). The Board has made an affirmative determination that the members of the Board so designated in the table below meet the standards for “independence” set forth in the Parent’s Corporate Governance Guidelines and applicable NYSE rules. The Articles require that for as long as the Parent’s ordinary shares are listed on the NYSE, the Parent will comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Parent is a foreign private issuer.

At February 24, 2022, the directors, certain senior managers, and the senior consultant are as set forth below:

Name	Position
Marco Sala(1)	Executive Chair of the Board; Executive Director
James F. McCann	Vice-Chairperson of the Board; Lead Independent Director; Non-executive Director
Massimiliano Chiara	Director, Executive Vice President and Chief Financial Officer
Alberto Dessy	Independent Non-executive Director
Marco Drago(1)	Non-executive Director
Ashley M. Hunter(2)	Independent Non-executive Director
Heather J. McGregor	Independent Non-executive Director
Lorenzo Pellicioli(1)	Non-executive Director
Maria Pinelli(2)	Independent Non-executive Director
Samantha F. Ravich	Independent Non-executive Director
Vincent L. Sadusky(3)	Director and Chief Executive Officer
Gianmario Tondato da Ruos	Independent Non-executive Director
Renato Ascoli	Chief Executive Officer, Global Gaming
Fabio Cairoli	Chief Executive Officer, Global Lottery
Fabio Celadon	Executive Vice President, Strategy and Corporate Development
Dorothy Costa	Senior Vice President, People & Transformation
Enrico Drago	Chief Executive Officer, Digital & Betting
Scott Gunn	Senior Vice President, Corporate Public Affairs
Wendy Montgomery	Senior Vice President, Marketing, Communications and Sustainability
Timothy M. Rishton	Senior Vice President, Chief Accounting Officer
Christopher Spears	Executive Vice President, General Counsel
Robert Vincent(4)	Chairperson of IGT Global Solutions Corporation
(1) Messrs. Sala and Pellicioli were chief executive officer and chairperson of the Board of the Parent, respectively, until January 24, 2022. Messrs. Pellicioli and Marco Drago are the chief executive officer and chairperson of the board, respectively, of De Agostini. Mr. Sala was appointed to the board of De Agostini in June 2020. B&D Holding S.p.A., the controlling shareholder of De Agostini, has announced that Mr. Sala will be proposed at the June 2022 meeting of the corporate bodies of De Agostini as the next CEO of De Agostini, replacing Mr. Pellicioli, who is retiring from the position.
(2) Ms. Hunter and Ms. Pinelli were appointed as independent non-executive directors of the Board of the Parent effective January 14, 2022.
(3) Mr. Sadusky was an independent non-executive director of the Board of the Parent, and chair of the Audit Committee, until January 14, 2022. He was appointed chief executive officer of the Parent effective January 24, 2022.
(4) IGT Global Solutions Corporation is the primary operating subsidiary for the Company’s U.S. lottery business. Mr. Vincent’s title is honorary and he serves as a senior consultant to Mr. Sadusky and the rest of the Company’s senior leadership team.

On May 16, 2018, the Board approved the observer agreement (the “Observer Agreement”) between De Agostini and the Company permitting De Agostini to appoint an observer to attend meetings of the Parent’s directors. Effective November 15, 2021, the Observer Agreement was renewed for a new two-year term and Paolo Ceretti, a former director of the Parent, acknowledged and agreed to his renewed appointment by De Agostini as an observer pursuant to the terms of the Observer Agreement. The Observer Agreement expires following the meeting of the Parent’s directors at which the financial results for the third quarter of 2023 are reviewed.

Directors

Marco Sala, 62, has served as the Executive Chair of the Board since January 2022. Prior to this, he served as a member of the Board and Chief Executive Officer of the Company since its admission to the listing on the NYSE in 2015 through January 2022. Before then and since 2009, Mr. Sala served as Chief Executive Officer and a member of the Board of Directors of predecessor GTECH S.p.A. (formerly Lottomatica Group). Prior to the Company's admission to the listing on the NYSE in 2015, Mr. Sala served on the Board of Directors of Lottomatica since 2003, when he joined as Co-General Manager, before being appointed Managing Director with responsibility for the Italian Operations and other European activities since 2006.

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

Before joining the Company, he served as Chief Executive Officer of Buffetti, Italy’s leading office equipment and supply retail chain. Prior to Buffetti, Mr. Sala served as Head of the Italian Business Directories Division for SEAT Pagine Gialle. He was later promoted to Head of Business Directories with responsibility for a number of international companies, such as Thomson (Great Britain), Euredit (France), and Kompass (Italy). Earlier in his career, he worked as Head of the Spare Parts Divisions at Magneti Marelli (a Fiat Group company) and soon after he became Head of the Lubricants Divisions. Additionally, he held various marketing positions at Kraft Foods. Mr. Sala graduated from Bocconi University in Milan (Italy), majoring in Business and Economics.

James F. McCann, 70, has served on the Board since the formation of the Company and is currently the Vice Chairperson, Lead Independent Director and is Chair of the Nominating and Corporate Governance Committee. He is the Chairman of 1-800-Flowers.com, Inc., and previously served as Chief Executive Officer, a position he held since 1976. He is also Chairman and CEO of Clarim Acquisition, a blank check company targeting consumer-facing e-commerce which was founded in 2020. Mr. McCann previously served as director and Chair of the Nominating and Governance Committee of Willis Towers Watson until his retirement in May 2019. He previously served as the Chairman of the Board of Directors of Willis Towers Watson from January 4, 2016 to January 1, 2019. Previously he served as Director (2004-2015) and non-executive Chairman (2013-2015) of Willis Group Holdings PLC (“Willis Group”). Prior to serving as the non-executive Chairman of the board of Willis Group, he served as the company’s presiding independent director. Mr. McCann has served on the board of Amyris, Inc. since 2019, including as a member of the Audit Committee and the Operations and Finance Committee.

He previously served as a director and compensation committee member of Lottomatica S.p.A. (from August 2006 to April 2011), and as a director of Gateway, Inc., The Boyds Collection, Ltd and Scott’s Miracle-Gro.

Massimiliano Chiara, 53, has served on the Board of Directors, and as Chief Financial Officer of the Company, since April 2020. Before joining the Company, Mr. Chiara served as Chief Financial Officer of CNH Industrial since September 2013. Max was also named the Chief Sustainability Officer at CNH Industrial in 2016, and he also served as head of Mergers & Acquisitions for CNH Industrial from 2017. Between 2009 and 2013, Mr. Chiara served in various positions with Fiat Chrysler Automobiles (and its predecessors) as Chief Financial Officer and Head of Business Development in Latin America, Vice President of Financial Planning and Analysis and Business Development Finance, VP Finance Brands and Marketing Controller, and served as Director of Business Development Finance for its engine business unit Fiat Powertrain between 2007 and 2009. Earlier in his career, Mr. Chiara held various managerial roles at Teksid Aluminum, PricewaterhouseCoopers, Robert Bosch, the Wuerth Group, and was a M&A financial analyst with Dresdner Kleinwort Benson.

Mr. Chiara graduated from the Luigi Bocconi University in Milan (Italy), with a degree in Business Administration Cum Laude, and has a CEMS Master’s degree in International Management from the Bocconi University (with the University of Cologne in Germany as host school). Mr. Chiara also held the position of Chairman of the Italian Association of Corporate Treasurers (AITI) for the years 2004-2007.

Alberto Dessy, 69, has served on the Board since the formation of the Company in April 2015 and is a member of the Audit Committee and the Compensation Committee. He is currently a Professor at Bocconi University. Mr. Dessy is a Chartered Accountant who specializes in corporate finance, particularly the evaluation of companies, trademarks, equity and investments, financial structure, channels and loan instruments, funding for development and in acquisitions and disposals of companies. He has been an expert witness for parties to lawsuits and as an independent expert appointed by the court in various legal disputes.

He has previously served on the boards of many companies, both listed and unlisted, including Chiorino S.p.A., Redaelli Tecna S.p.A., Laika Caravans S.p.A., Premuda S.p.A., I.M.A. S.p.A., Milano Centro S.p.A., and DeA Capital S.p.A. Mr. Dessy graduated from Bocconi University in Milan (Italy) and is a member of the distinguished faculty in corporate finance at the SDA Bocconi School of Management.

Marco Drago, 76, has served on the Board since the formation of the Company in April 2015. From 2002 to the formation of the Company, Mr. Drago served on the board of directors of GTECH S.p.A. (formerly Lottomatica Group). Since 1997, Mr. Drago has been the Chairman of De Agostini, one of Italy’s largest family-run groups. Since July 2018 he has been the President of The Board of Directors of B&D Holding S.p.A. (formerly B&D Holding di Marco Drago e C.S.a.p.A., of which he had been President of the Board of Partners since 2006). He is also Vice Chairman of Planeta De Agostini Group, Director of Atresmedia, Honorary Chairman of De Agostini Editore S.p.A. and member of the S. Faustin (Techint Group) board.

Mr. Drago graduated in Economics and Business at Bocconi University in Milan (Italy) in 1969. He started his career that same year in the family company joining Istituto Geografico De Agostini. In 1997 he replaced Achille Boroli as Chairman of De Agostini Holding S.p.A., having previously served as Executive Officer and Managing Director. He has received important awards such as “Bocconiano dell’anno” in 2001, and was made “Cavaliere del Lavoro” in 2003.

Mr. Drago is the father of Enrico Drago, CEO, Digital & Betting.

Ashley M. Hunter, 42, was appointed to the Board in January 2022 and is a member of the Nominating and Corporate Governance Committee. She has been a lecturer at the University of Texas at Austin School of Information since 2015, and is the founding partner of A. Hunter & Company, a leading risk management advisory firm. Previously, she was managing director of HM Risk Group LLC where she assisted many startups and corporations with alternative risk transfer schemes and reinsurance placement, globally. Under her leadership, HM Risk Group became a leader in the development of niche insurance products for the sharing and assistive reproductive technology industry. Prior to founding HM Risk Group in 2006, she worked in various claims and underwriting management positions for State Farm Insurance Companies, The Hartford Insurance Company and AIG Insurance Company. Ms. Hunter is an active member of the Professional Liability Underwriting Society, Women in Private Equity and The Waters Street Club. Ms. Hunter currently serves as a Director for Affordable Central Texas, a Trustee for Zach Theatre, Fredericksburg Texas Zoning Board of Adjustment and a gubernatorial appointee for Motor Vehicle Crime Prevention Authority. Ms. Hunter has a BM in Music Theory and Composition from Centenary College of Louisiana and a MBA in Finance from Texas A&M University. Ms. Hunter is also an accomplished concert violinist.

Prof. Heather J. McGregor, 59, was appointed to the Board in March 2017 and is a member of the Audit Committee. She is the Executive Dean of the Edinburgh Business School, the business school of Heriot-Watt University in the U.K., having held the post since 2016. She is also the Acting Head of Social Sciences at the university. Her earlier career was in investment banking and she then spent 17 years as an entrepreneur leading her own executive search firm prior to her move into higher education. She holds an Advanced Diploma in Management Accounting and is expected to hold a full CGMA qualification from February 2022.

Professor McGregor has a PhD from the University of Hong Kong in Structured Finance and an MBA from London Business School. Her undergraduate degree was a BSc in Agricultural Economics & Marketing from Newcastle University. Professor McGregor is an experienced writer and broadcaster, including writing for the Financial Times for 17 years. She is also the founder of the Taylor Bennett Foundation, which works to promote diversity in the communications industry, and a founding member of the steering committee of the 30% Club, which is working to raise the representation of women at senior levels within the U.K.’s publicly listed companies. In addition, Professor McGregor is a non-executive director of Fundsmith Emerging Equities Trust plc (an investment trust listed on the London Stock Exchange) and Lowell UK (a private financial services company majority owned by Permira Advisers LLC).

In 2021 Professor McGregor was one of the first two people at Heriot-Watt University to be named a Principal Fellow of the Higher Education Academy; in 2021 she was elected a Fellow of the Royal Society of Edinburgh.

Professor McGregor was awarded a CBE in the 2015 Queen's Birthday Honours List for her services to business, especially diversity in the workplace.

Lorenzo Pellicioli, 70, has served on the Board since the formation of the Company in April 2015. He served as Chairperson of the Board from November 2018 through January 2022, before which he served as Vice-Chairperson of the Board since the formation of the Company. From August 2006 to the formation of the Company, Mr. Pellicioli served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors as Chairman from August 2006 to April 2015. Mr. Pellicioli has served as Chief Executive Officer of De Agostini since November 2005, and will retire from the position effective June 2022.

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

Maria Pinelli, 59, was appointed to the Board in January 2022 and is Chair of the Audit Committee. She is a global C-suite executive who currently serves as a member of the board of directors for Globant S.A. and board director and chair of the audit committee for Archer Aviation, Inc. and Clarim Acquisition Corp. She served in a variety of leadership roles at Ernst & Young (EY) from October 1986 to November 2020, including consumer products and retail leader, technology leader, global vice chair – strategic growth markets, global IPO leader, and Americas leader – strategic growth markets. In her role as an advisor at EY, she successfully led more than 20 initial public offerings in four different countries and more than 25 merger and acquisition transactions worldwide and testified before the US House Financial Services Committee on the state of the capital markets. Her experience includes strategic transactions and due diligence advice, Sarbanes-Oxley implementation and stakeholder management. She has served as an advisor to some of the world’s most iconic e-commerce, consumer products, and retail brands. Recipient of several awards, she was recognized as one of the Square Mile's most inspiring Power 100 Women which highlights the talkers, the thinkers, the women influencing policy and changing the way the City of London thinks.

Dr. Samantha F. Ravich, 55, was appointed to the Board in July 2019 and is a member of the Compensation Committee and the Nominating and Corporate Governance Committee. She is a defense and intelligence policy and tech entrepreneur and the Chair of the Center on Cyber and Technology Innovation at the Foundation for Defense of Democracies and its Transformative Cyber Innovation Lab. She was formerly the Vice Chair of the President’s Intelligence Advisory Board; a Commissioner on the Congressionally-mandated Cyberspace Solarium Commission; and a member of the Secretary of Energy’s Advisory Board. Dr. Ravich is also a managing partner at A2P, LLC, a technology company that focuses on advanced advertising techniques, and a Board Governor at the Gemological Institute of America. Previously, she was the Republican Co-Chair of the Congressionally-mandated National Commission for Review of Research and Development Programs in the United States Intelligence Community and served as Deputy National Security Advisor for Vice President Cheney.

Dr. Ravich received her Ph.D. in Policy Analysis from the RAND Graduate School and her MCP/BSE from the University of Pennsylvania/Wharton School and is a member of the Council on Foreign Relations and the National Association of Corporate Directors.

Vincent L. Sadusky, 56, has served as Chief Executive Officer since January 2022. He has served on the Board since the formation of the Company and was Chair of the Audit Committee until January 2022. Prior to the formation of the Company, Mr. Sadusky served on the International Game Technology board of directors from July 2010 to April 2015. He formerly served as Chief Executive Officer and a member of the board of directors of Univision Communications Inc., the largest Hispanic media company in the U.S. He served as President and Chief Executive Officer of Media General, Inc., one of the U.S.’s largest owners of television stations, from December 2014 until January 2017, following the company’s merger with LIN Media LLC. Mr. Sadusky served as President and Chief Executive Officer of LIN Media LLC from 2006 to 2014 and was Chief Financial Officer from 2004 to 2006. Prior to joining LIN Media LLC, he held several management positions, including Chief Financial Officer and Treasurer, at Telemundo Communications, Inc. from 1994 to 2004, and from 1987 to 1994, he performed attestation and consulting services with Ernst & Young. Mr. Sadusky formerly served on the board of directors of Hemisphere Media Group, Inc. Previously, he served on the Open Mobile Video Coalition, to which he served as President from 2011 until its integration into the National Association of Broadcasters in January 2013. He formerly served on the boards of directors of JVB Financial Group, LLC, Maximum Service Television, Inc., Media General, Inc., LIN Media LLC and NBC Affiliates.

Mr. Sadusky earned a Bachelor of Science degree in Accounting from Pennsylvania State University where he was a University Scholar. He earned a Master of Business Administration degree from the New York Institute of Technology.

Gianmario Tondato Da Ruos, 62, has served on the Board since the formation of the Company and is Chair of the Compensation Committee. From 2006 to the formation of the Company, Mr. Tondato Da Ruos served as a Lead Independent Director of GTECH S.p.A. (formerly Lottomatica Group). Mr. Tondato Da Ruos has served as the Chief Executive Officer of Autogrill S.p.A. since April 2003. He joined Autogrill Group in 2000, and moved to the United States to manage the integration of the North American subsidiary HMSHost and successfully implemented a strategic refocusing on concessions and diversification into new business sectors, distribution channels, and geographies.

Mr. Tondato Da Ruos is Chairman of HMSHost Corporation, of Autogrill Italia S.p.A. and of Autogrill Europe S.p.A. He has been a director of Autogrill S.p.A. since March 2003, and sits on the advisory board of Rabobank (Hollande) on the strategic advisory board of Planet Farms Holding S.p.A. (Italy). He was formerly Chairman of World Duty Free S.p.A. and a director of World Duty Free Group S.A.U. Mr. Tondato Da Ruos graduated with a degree in economics from Ca’Foscari University of Venice.

Senior Management

Renato Ascoli, 60, is Chief Executive Officer, Global Gaming, and is responsible for the IGT Gaming business. This includes Italy Gaming, Global Gaming Sales, Global Gaming Product Management, Global Gaming Studios, Global Manufacturing, Operations and Services including Global Gaming Technology. Prior to his appointment as CEO, Global Gaming, Mr. Ascoli served as CEO, North America of IGT. In this capacity, other than serving all North America Customers, he held global responsibility for product development, manufacturing, product management, technology and delivery of all the Company’s portfolio outside Italy: gaming, digital, and lottery.

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

From 1992 to 2005, Mr. Ascoli worked for the national railway system Ferrovie dello Stato/Trenitalia, where he held roles of increasing responsibility including head of Administration, Budget, and Control of the Local Transport Division; head of Strategies, Planning, and Control of the Transport Area; and head of the Passengers Commercial Unit. In 2000, he was appointed Marketing Director of the Passengers Division, and later served as Director of Operations and Passengers Division. He also was head of International Development for Trenitalia. Earlier in his career, he led international marketing efforts for Fincentro Group - Armando Curcio Editore, where he was responsible for commercial development of the publishing assets of Fincentro Group. He was also responsible for defining the strategic and management assets of the many companies comprising Fincentro Group. Mr. Ascoli also served as a consultant to Ambrosetti Group, supporting the internationalization process (Spain, England, and U.S.A.). He graduated from Bocconi University in Milan (Italy), majoring in Economics and Social Studies.

Fabio Cairoli, 56, is Chief Executive Officer, Global Lottery, and is responsible for the IGT Lottery business. This includes Global Lottery Sales and Operations, Global Lottery Product and Sales Development, Global Lottery Technology and Support. Prior to this role, Mr. Cairoli served as Chief Executive Officer, Italy, where he was responsible for managing all business lines, marketing services, and sales for the Company’s Italian operations. Through his leadership of the largest lottery operator in the world, Mr. Cairoli shares insights and best practices with other organizations in the Company. Mr. Cairoli joined the Company in 2012 as Senior Vice President of Business. He has more than 20 years of experience in consumer goods for multinational organizations, with both local and international expertise. He served as Group General Manager and Board Member of Bialetti Industrie, a world-renowned Italian manufacturer and retailer of stovetop coffee (espresso) makers and small household electrical appliances. During his tenure at Bialetti, he was responsible for turning around the business by refocusing strategy, streamlining costs, and optimizing the product portfolio and retail presence.

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

Fabio Celadon, 51, is Executive Vice President, Strategy and Corporate Development, and is responsible for IGT’s Strategy, Strategic Markets Development, Mergers and Acquisitions and Competitive Intelligence functions. Under his direction, the organization monitors industry and competitive trends in IGT’s core and adjacent markets; develops IGT’s portfolio strategy; identifies key portfolio initiatives and supports the business unit CEOs in the identification and execution of their business unit strategic initiatives; executes the Group’s M&A strategy (mergers, acquisitions, JVs and divestitures), managing deal evaluation, structuring and negotiation, and coordinating internal cross-functional teams as well as external advisors.

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

Dorothy Costa, 50, is Senior Vice President, People & Transformation, and has strategic oversight for the IGT People and Transformation function, including all senior strategic business partners and the total rewards, diversity & inclusion, organization transformation and global services and talent management centers of excellence.

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

Enrico Drago, 44, is Chief Executive Officer, Digital & Betting. Prior to his current role, Mr. Drago served as Senior Vice President of PlayDigital from July 2018, leading a fast-growing and award-winning portfolio of digital gaming/lottery and sports betting products, platforms and services. He has also served as Vice Chairman of De Agostini S.p.A., since June, 2021. Mr. Drago also has served as an advisor for Nina Capital, a leading European venture capital firm focused on health technology companies, since 2019. He is the son of Marco Drago, a member of IGT’s Board of Directors and the Chairperson of De Agostini S.p.A. Mr. Drago joined IGT in 2014 as Chief Operating Officer for a subsidiary of the Parent. In 2017, he took on the role of Senior Vice President Global Interactive, Sports Betting and Licenses. Prior to joining the Company, he led teams for Inditex Italia, which he joined through a leadership program for high-potential managers. Mr. Drago was selected as the Italy Chief Operating Officer for brands Bershka, Pull & Bear, Zara Home, Oysho, Stradivarius and Massimo Dutti and appointed as Inditex Italia Managing Director in 2011. Prior to his roles with Inditex Italia, Drago worked with Puig Beauty and Fashion.

Scott Gunn, 55, is Senior Vice President, Corporate Public Affairs. As a member of IGT’s senior leadership team, Mr. Gunn is responsible for the Company’s global government affairs strategy and public policy. He is instrumental in facilitating government relationships and directing public engagement to advance the Company’s global objectives. Mr. Gunn has been with the Company for more than 25 years, and has held positions in operations, sales, business development, and public affairs. Prior to his current role, he was Senior Vice President of Global Government Relations and North America Lottery Business Development, overseeing worldwide government relations strategy and managing the Company’s global network of government relations resources, as well as pursuing public sector market opportunities for the Company’s various lines of business in North America.

Mr. Gunn began his career at a public affairs firm in Washington, D.C. He was also an Associate at National Media Inc., where he worked on media strategy for state and federal political campaigns. He has held various positions within national and state political party organizations, and has been involved with several U.S. presidential campaigns. Mr. Gunn is chairperson of the Company’s Government Affairs Committee and Political Action Committee, and is a member of the Company’s Executive Diversity and Inclusion Council. He has a bachelor’s degree in Political Economics from Tulane University.

Wendy Montgomery, 59, is Senior Vice President, Marketing, Communications and Sustainability, and oversees the strategy for the Company’s global corporate brand, events and trade shows, product marketing, external corporate communications, sustainability programs, including community relations, responsible gaming and ESG. Prior to joining the Company in 2018 as Senior Vice President of Global Lottery Marketing, Ms. Montgomery spent 13 years at the Ontario Lottery and Gaming Corporation where, as Senior Vice President, Lottery & iGaming, she led marketing, sales, operations, policy and planning, and the iGaming business. Her previous experience spans multiple industries, including in the entertainment business in her role as Vice President and General Manager, W Network, under Corus Entertainment, Inc., and before that, in the telecommunications field as Vice President of Marketing with Star Choice Communications, Inc. She has also held leadership roles in apparel, consumer products, and food categories, and has previously lived and worked in South Africa, Israel, Eastern Europe, Canada, and the United States.

Ms. Montgomery is a graduate of the Executive Leadership Program at Queen’s University in Kingston, Canada. She holds a diploma in Marketing Management from the Institute of Marketing Management in Johannesburg, South Africa, as well as a Higher National Diploma in Business Studies from Greenwich University in London, U.K.

Timothy M. Rishton, 56, is Senior Vice President, Chief Accounting Officer, and is responsible for overseeing Accounting and Tax, including developing and maintaining systems and internal controls over financial reporting; and the preparation of the Company's consolidated annual reporting in accordance with generally accepted accounting principles. Mr. Rishton served as the Company’s Interim Chief Financial Officer from January 2020 through April 2020.

Prior to the formation of the Company, Mr. Rishton served as the Chief Accounting Officer for GTECH S.p.A. Mr. Rishton has been with the Company (and predecessor GTECH) since 1995, and over his 26 years with the Company, he has held a series of roles with increasing responsibility, including Vice President - Finance, Assistant Corporate Controller and Director of Accounting.

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

Christopher Spears, 54, is Executive Vice President, General Counsel, and is responsible for leading IGT’s global legal strategy and function. In this role he is responsible for managing IGT’s internal legal team and outside legal advisors, providing counsel to IGT’s board of directors and executive leadership team and managing IGT’s legal issues across a wide range of global subject matter areas including corporate governance, compliance, litigation, mergers and acquisitions, intellectual property, licensing and commercial and operational issues.

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

Senior Consultant

Robert Vincent, 67, is Chairperson of IGT Global Solutions Corporation, the primary operating subsidiary for the U.S. lottery business, and represents the Company when interacting with global customers, current and potential partners, and government officials. He also serves as a senior counselor to Chief Executive Officer Vincent Sadusky and the rest of the Company's senior leadership team.
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

Except for the relationship between Marco Drago and Enrico Drago described above, there are no familial relationships among any of the Parent’s directors, senior managers or the senior consultant.

B.    Compensation

Non-Executive Director Compensation

The Parent’s compensation policy for non-executive directors is to provide an annual cash retainer payable in quarterly tranches as well as equity awards typically in the form of a restricted share unit (“RSU”) award vesting on an annual basis, or such other form of equity awards under the Company’s Equity Incentive Plan. Additional cash retainers are provided for the non-executive directors serving as Chairpersons of the Board and/or the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee as well as the Lead Independent Director.

Equity Awards

An RSU award is normally granted to each existing non-executive director annually, and to a new non-executive director at the time of appointment.

The number of RSUs covered by each award is generally determined by dividing (1) the Annual Grant Value (see table below in the “Annual Compensation” section) by (2) the closing price of an ordinary share as of the date of grant, prorated accordingly in respect of grants made to new non-executive directors. Awarded units normally vest at the next annual general meeting (“AGM”) of the Parent after grant date, subject to continued service of the non-executive director as a director on the Parent.

Annual Compensation

($ in thousands)	Fees ($)(1)	RSUs ($)(2)
Non-executive Director	100	200
Chairperson additional compensation	50	50
Lead Independent Director additional compensation	20	20
Committee Chairpersons additional compensation:
Audit Committee	40	—
Compensation Committee	30	—
Nominating and Corporate Governance Committee	20	—
(1) All fees are established in USD but paid quarterly in GBP, with the amount paid converted from USD to GBP based on the exchange rate in effect on the date of processing the payment.
(2) The number of RSUs granted is calculated by dividing the grant value listed in this column by the closing price of an ordinary share as of the date of grant.

2021 Plan Year Actual Compensation

The following table sets forth the approximate compensation received or earned, calculated in accordance with the Companies Act 2006 and relevant regulations, as applicable, by the Company’s non-executive directors during the year ended December 31, 2021. Amounts are presented in $ thousands.

Name & Position(s)(1) (2)	Fees ($)	RSUs ($)(3)	Total
Lorenzo Pellicioli Non-executive Director Chairperson of the Board	150	312	462
James F. McCann Non-executive Director Vice-Chairperson of the Board Lead Independent Director Chairperson of the Nominating and Corporate Governance Committee	140	274	414
Beatrice H. Bassey(4) Non-executive Director	36	—	36
Alberto Dessy(5) Non-executive Director	120	249	369
Marco Drago Non-executive Director	100	249	349
Heather J. McGregor Non-executive Director	100	249	349
Dr. Samantha Ravich Non-executive Director	100	249	349
Vincent L. Sadusky Non-executive Director Chairperson of the Audit Committee	140	249	389
Gianmario Tondato da Ruos Non-executive Director Chairperson of the Compensation Committee	130	249	379

(1) As of December 31, 2021, Marco Sala, the Company’s chief executive officer, and Massimiliano (Max) Chiara, the Company’s chief financial officer, also served on the board of directors, but did not receive any additional compensation for such service. Please see the Executive Officer Compensation section below for information regarding Mr. Sala and Mr. Chiara’s compensation.
(2) The following Executive and Board leadership changes were effective January 24, 2022: (i) Lorenzo Pellicioli retired as chairperson of the Board and will remain a non-executive director, (ii) Marco Sala was appointed executive chair of the Board, and (iii) Vincent L. Sadusky was appointed CEO of the Company and became an executive director of the Board.
(3) Amount reflects the number of RSUs granted on May 18, 2021, multiplied by $28.31, the three-month ending stock price as of December 31, 2021. The RSUs vest on the date of the 2022 AGM.
(4) Ms. Bassey did not stand for re-election at the 2021 AGM and her term ended on May 11, 2021. Ms. Bassey received a prorated amount of compensation for her services during the year.
(5) Includes a 4% stipend related to Italian regulatory requirements.

Executive Officer Compensation

Total Executive Officer Compensation

The following table sets forth the approximate 2021 compensation received or earned, calculated in accordance with the Companies Act 2006 and relevant regulations, as applicable, by the Company’s executive officers as of December 31, 2021, including Marco Sala, CEO; Renato Ascoli, CEO, Global Gaming; Fabio Cairoli, CEO, Global Lottery; Fabio Celadon, Executive Vice President of Strategy and Corporate Development; Massimiliano (Max) Chiara, Executive Vice President and CFO; Dorothy Costa, Senior Vice President, People & Transformation; Enrico Drago, CEO, Digital & Betting; Scott Gunn, Senior Vice President of Corporate Public Affairs; Wendy Montgomery, Senior Vice President, Marketing, Communications and Sustainability; Timothy Rishton, Senior Vice President and Chief Accounting Officer, and Christopher Spears, Executive Vice President and General Counsel. Also included is compensation paid to Walter Bugno, former Executive Vice President of New Business and Strategic Initiatives, who resigned from the Company effective May 14, 2021; and Robert Vincent, Chairperson of IGT Global Solutions Corporation who provides consulting services to the Company, the fees for which are included as “Other” compensation in the table below.

($ in thousands)	Salary(1)	2021 Bonus(2)	Equity Awards(3)	Other(4)	Total
Marco Sala, Chief Executive Officer	1,146	3,595	—	3,426	8,167
Max Chiara, Chief Financial Officer	800	1,365	—	604	2,769
Other Executive Officers & Senior Consultant	4,306	6,644	—	5,188	16,137
(1) Mr. Sala’s annual salary as CEO was $1,000,000 paid monthly, of which 70% is paid in GBP and 30% in EUR, both of which are converted using fiscal year-to-date exchange rates. In addition to base salary, the amount includes true-up payments related to foreign currency fluctuations and tax equalization, per his employment contract.
(2) Represents the short-term incentive compensation earned for the 2021 fiscal year, expected to be paid in March 2022. In addition to bonus, Mr. Sala’s amount includes an estimated true-up payment related to foreign currency fluctuations and tax equalization, per his employment contract.
(3) The performance share units (“PSUs”) subject to the 2019 to 2021 performance period did not achieve threshold and therefore no shares will vest with respect to such PSUs. Additionally, Marco Sala’s equity awards also reflects 0% performance achievement subject to the 2018 through 2020 performance period of his CEO Co-Investment award granted in 2018.
(4) Represents the value of certain health, welfare and other benefits received by the executive officers during 2021 (including tax preparation, employer contributions to post-retirement plans, relocation benefits and taxable life insurance premiums paid). Also includes car allowances, housing allowances, and perquisites. Mr. Sala’s other compensation also includes tax equalization related to benefits received in 2021. Mr. Chiara’s other compensation also includes $500,000, the second installment of a $2.0 million bonus to be paid in four equal installments, provided to compensate Mr. Chiara for his forfeited compensation at his previous employer. The amount in Other Executive Officers & Senior Consultant also includes consulting fees paid to Mr. Vincent.

Compensation Actions Relating to CEO Transition

Effective January 24, 2022, Vincent L. Sadusky was appointed CEO of the Parent. Mr. Sadusky’s employment agreement provides for the following:

($ in thousands)	Salary	Performance Bonus (i)	Equity Awards
Vincent L. Sadusky Chief Executive Officer	1,500	1,500 - 2,500	(ii)
(i) 2022 performance bonus of $1.5 million (target) to $2.5 million (maximum), subject to the achievement of certain financial and individual performance metrics.
(ii) Mr. Sadusky was granted the following long-term incentive awards: (1) PSUs with a grant date of January 24, 2022, a target grant date value of $2.25 million and subject to the same performance metrics and vesting schedule applicable to the 2021 PSUs granted to the Parent’s former CEO for the 2021-2023 performance period; (2) a one-time recruitment award of RSUs with a grant date of January 24, 2022, and a target grant date value of $7.5 million with an opportunity to earn up to an additional 350,000 shares depending on the share price of the Parent’s ordinary shares for the 60 days immediately preceding and ending on the vesting date, which is three years after the grant date; and (3) PSUs with a target grant date value of $2.25 million that will be issued in accordance with the terms applicable to long-term incentive awards provided to the Company’s eligible employees in 2022. Vesting of the long-term incentive awards are conditioned on Mr. Sadusky’s continued service through each applicable vesting date.

Marco Sala, the Parent’s former CEO, was appointed executive chair effective from January 24, 2022. In connection with this new appointment, certain arrangements of Mr. Sala’s service agreement were restructured. These changes are described under “Severance Arrangements” below.

Short-Term Incentive Compensation Plans

The Company's 2021 short-term incentive (“STI”) compensation plans are performance-based and designed to encourage achievement of both short-term financial results and longer-term strategic objectives. The STI plans recognize growth achievement with an opportunity to earn an incentive on the upside, as well as limit the downside potential. Payments under the STI plans were based on the Company's 2021 financial performance and individual Management by Objectives (“MBOs”). The Company's executive officers participated in the same STI plans as other employees during 2021.

Executive Officers STI

For purposes of the STI plans, financial performance was measured based on Consolidated Adjusted EBITDA (“EBITDA”), Consolidated Adjusted Operating Income ("OI"), excluding Purchase Price Accounting, and Adjusted Consolidated Net Debt. Executive Officers focused on a specific business unit will have other targeted metrics, such as an Adjusted Business Unit OI or Business Unit Adjusted EBITDA metric, in lieu of the Consolidated Adjusted OI metrics. STI targets as a percentage of base salary are 150% for the CEO and 70% to 100% for the Company's other executive officers. STI payouts could be adjusted to account for unusually negative or positive financial results due to events outside of the control of the Company's executive officers. All STI objectives had a mix of financial and individual metrics, which is presented in the table below.

Level	Financial Performance	Individual MBO	Financial Metric Mix
Corporate	80%	20%	25% Consolidated Adjusted EBITDA	25% Consolidated Adjusted Operating Income	30% Net Debt
Global Gaming Business Unit	80%	20%	20% Consolidated Adjusted EBITDA	30% Gaming Adjusted EBITDA	10% Net Debt	20% Gaming Cost Savings
Global Lottery Business Unit	80%	20%	20% Consolidated Adjusted EBITDA	50% Lottery Operating Income	10% Net Debt
Digital & Betting Business Unit	80%	20%	20% Consolidated Adjusted EBITDA	30% Digital & Betting Adjusted EBITDA (1)	10% Net Debt	20% Gaming Adjusted EBITDA
(1) Prior to the recognition of Digital & Betting as a fully segmented business unit on September 1, 2021, it was included in the Global Gaming business unit with an established financial metric called “Global Gaming PlayDigital Adjusted EBITDA”.

All financial objectives were established by the Compensation Committee of the Board for the CEO and by the Board for the other executive officers, upon recommendation of the Compensation Committee.

Long-Term Incentive Compensation Plans

The Company’s long-term incentive (“LTI”) compensation plan provides for several different types of stock-based awards including stock options, restricted stock and RSUs, both time and performance-based. No options were granted under the LTI plan in 2021, although 172,500 options were granted to Marco Sala as part of the CEO Co-Investment Plan as described under “CEO Co-Investment Plan” below.

The principal purposes of granting LTI awards are to assist the Company in attracting and retaining executive officers, to provide a market-competitive total compensation package and to motivate recipients to increase shareholder value by enabling them to participate in the value created, thus aligning their interests with those of the Company’s shareholders.

Grants of Performance Share Units (“PSUs”)

PSUs were not granted in 2020 due to challenges in setting forward-looking performance metrics amidst the uncertainty due to the COVID-19 pandemic. As a result, two PSU awards were granted in 2021. The first award will vest 50% in 2023 and 2024, respectively, based on cumulative performance over the 2021-2022 period and continued service through the vesting dates. The second award will vest 50% in 2024 and 2025, respectively, based on cumulative performance over the 2021-2023 period and continued service through the vesting dates. Both awards provide for full vesting in the event of the participant’s death, and pro rata vesting in the event of disability.

The vesting of the PSUs granted in 2021 is tied to the following performance metrics:
–Cumulative Consolidated Free Cash Flow;
–Cumulative Consolidated Adjusted EBITDA, Cumulative Global Lottery EBITDA less Capital Expenditures, or Cumulative Global Gaming EBITDA less Capital Expenditures, depending on the employee’s respective business unit; and
–Relative Total Shareholder Return (“TSR”) performance against the Russell 3000 Mid Cap Market Index.

Adjusted EBITDA and TSR were selected as performance measures to provide a strong focus on profit and alignment to shareholder returns, respectively. Free Cash Flow is designed to focus on de-leveraging and reducing the net debt. Adjusted EBITDA and Free Cash Flow performance are independently scored using separate payout curves; the outcomes of which could result in vested shares that are greater than, equal, or less than the original amount of total target shares. The performance factor is the product of the individual Adjusted EBITDA and Free Cash Flow payout curves, multiplied by the Relative TSR performance factor.

Actual vesting under the award can range from 0% to 145% of target if all maximum performance targets are met. Financial objectives were established by the Compensation Committee and reviewed by the Board, consistent with the authorization provided by the Company’s shareholders.

The table below sets forth the PSUs granted pursuant to the Company’s compensation plans to its executive officers during 2021.

Name	No. of Shares	Grant Date Fair Value	Vesting Period	Grant Date	Per Share Market Price on Date of Grant
Marco Sala, Chief Executive Officer	140,969	$26.69	2021-2024	May 18, 2021	$22.70
	211,454	$26.79	2021-2025	May 18, 2021	$22.70

Max Chiara, Chief Financial Officer	83,717	$26.69	2021-2024	May 18, 2021	$22.70
	125,576	$26.79	2021-2025	May 18, 2021	$22.70

Other Executive Officers	317,405	$26.69	2021-2024	May 18, 2021	$22.70
	476,110	$26.79	2021-2025	May 18, 2021	$22.70

Performance against 2019 to 2021 performance conditions for the PSUs vesting (2019 PSUs)

The equity awards amount included in the 2021 officer compensation table reflects the PSUs granted in 2019, the vesting of which was dependent on performance over three financial years ending on December 31, 2021 and continued service until April 1, 2022 for 50% of the PSUs and April 1, 2023 for the remaining 50% of PSUs. Given the impact of COVID-19 on the Company’s financial results, threshold performance for vesting was not achieved and the Compensation Committee did not use discretion to vest any portion of the 2019 PSUs.

($ in millions)	Threshold	Target	Maximum	Payout %
2019 - 2021 Adjusted Cumulative EBITDA	5,014	5,420	5,691	—%
Adjusted Net Debt	7,668	7,368	7,068	—%
EBITDA/Net Debt Matrix Result				—%
Relative TSR Modifier	<25th	60th	>75th	119.8%
Performance results (% of target)(1)				—%
Total PSUs earned (% of maximum)(2)				—%
(1) EBITDA/Net Debt Matrix Result payout (0.0%) multiplied by Relative TSR Percentile payout (119.8%).
(2) The maximum number of shares to be earned under the 2019 PSU award is 145% of target.

CEO Co-Investment Plan

In 2021, the Company entered into a CEO Co-Investment Plan with Marco Sala. Mr. Sala’s appointment to executive chair of the Board, effective January 24, 2022, did not impact any of the vesting conditions for awards granted under the plan. The CEO Co-Investment Plan is intended to align Mr. Sala’s interests with those of the Company’s shareholders. Under the CEO Co-Investment Plan, the Company matched Mr. Sala’s commitment to hold his ordinary shares on a 1:1 basis (up to 470,000 shares), comprising a matching grant of up to 345,000 shares, awarded half in PSUs and half in stock options on May 11, 2021, and a matching grant of up to 125,000 shares awarded in PSUs on July 28, 2021.

The vesting conditions that apply to all PSUs and options awarded under the CEO Co-Investment Plan are as follows:
–Mr. Sala remaining a director of the Company until the shareholders approve the Company’s 2023 financial statements at the AGM in 2024; and
–if requested to do so by the Compensation Committee, Mr. Sala’s agreement to re-invest 50% of the total committed and awarded shares (considering also cash proceeds for exercised stock options) (after tax) in the next three-year co-investment plan in 2024 if he is confirmed as a director of the Company for another three-year mandate.

In addition, the 345,000 shares awarded on May 11, 2021 are subject to Mr. Sala’s continued ownership of at least 345,000 ordinary shares during the three-year performance period, while the 125,000 shares awarded on July 28, 2021 are subject to the condition that Mr. Sala continue to own at least 470,000 ordinary shares during the three-year performance period.

The number of PSUs and options awarded under the CEO Co-Investment Plan that vest will depend on the satisfaction of the following market and performance conditions:

Financial Metric	Type of Condition	Target Performance Shares Subject to Metric (1)	Target Performance Options Subject to Metric (1)
Absolute TSR (2)	Market	86,250	86,250
Consolidated Free Cash Flow (3)	Performance	64,688	64,688
Consolidated Adjusted EBITDA (3)	Performance	21,562	21,562
Deleverage Achievement (4)	Performance	62,500
Portfolio Analysis Achievement (5)	Performance	31,250
Diversity and Inclusion (5)	Performance	31,250
		297,500	172,500
(1) Actual shares or options earned subject to the Consolidated Free Cash Flow and Consolidated Adjusted EBITDA metrics may be equal or less than the target amount based on actual performance relative to target.
(2) Absolute TSR is equal to or greater than 20% over the three-year performance period (the initial price of $17.18 is equal to the 20-day trading average stock price ending on the date of grant, and the final price is equal to the 60-trading-days-average stock price ending on the approval of the Company’s 2023 financial statements at the AGM in 2024).
(3) Target amounts represent cumulative Consolidated Free Cash Flow and cumulative Adjusted EBITDA for the years ended December 31, 2021, 2022, and 2023, respectively.
(4) Actual shares earned subject to the Deleverage Achievement condition (which is based on the Company’s Leverage Ratio as of December 31, 2023) may be equal to or less than the target amount based on actual performance relative to the target.
(5) Actual shares earned subject to the Portfolio Analysis Achievement and Diversity and Inclusion conditions will be equal to the target amount if the condition has been satisfied. The satisfaction of the Portfolio Analysis Achievement and Diversity and Inclusion performance conditions shall be determined at the sole discretion of the Compensation Committee.

Grant of PSUs

The PSU awards granted under the CEO Co-Investment Plan in 2021 have a per share market price on the date of grant and grant date fair value of the shares as outlined in the table below.

Type of Condition	Grant Date	No. of Shares	Grant Date Per Share Market Price	Grant Date Fair Value
Market	May 11, 2021	86,250	$20.37	$14.88
Performance	May 11, 2021	86,250	$20.37	$20.37
Performance	July 28, 2021	125,000	$19.87	$19.87

The PSU awards granted under the CEO Co-Investment Plan in 2021 will vest on the date the shareholders approve the Company’s 2023 financial statements at the AGM in 2024.

Grant of Stock Options

The 172,500 options granted Mr. Sala pursuant to the CEO Co-Investment Plan on May 11, 2021 have an exercise price of $20.37 and the options will expire on the fourth anniversary of the vesting date.

Amounts accrued for pensions and similar benefits

At December 31, 2021, the total amount accrued by the Company to provide pension, retirement, or similar benefits for its executive officers is $0.2 million.

Severance Arrangements

Certain executive officers of the Company are entitled to severance payments and benefits if such executive officer’s employment is terminated other than for cause under either individual employment agreements or provisions of national collective agreements for executives of the industry.

United States Executive Officers

The employment agreements with United States-based executive officers (i.e., Messrs. Celadon, Chiara, Gunn, Rishton, Sadusky, and Spears and Mses. Costa and Montgomery) generally provide for the following benefits upon a termination other than for “cause”:
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

In addition, upon the United States-based executive officer’s death or disability, the executive officer will be entitled to the following benefits under the employment agreements:
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

Upon United States-based executive officer’s retirement from the Company, these employment agreements also provide for accelerated vesting of a portion of an executive officer’s outstanding RSUs and PSUs and an ability to exercise vested options until the expiration date.

Italian Executive Officers
Pursuant to the terms of the Italian national collective agreement for executives of the industry (Contratto Collettivo Nazionale di Lavoro per i Dirigenti di Aziende produttrici di beni e servizi), Ascoli, Cairoli, and Drago are generally entitled, unless ad hoc agreements provide differently, to the following severance payments and benefits upon a termination of employment by IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.) other than for “cause,” a resignation for “good reason,” or due to the executive officer’s death or disability:
•severance pay determined under the collective agreement;
•any accrued but unpaid STI earned for the prior fiscal year; and
•a notice indemnity equal to a minimum of six and a maximum of 12 months of total base salary and STI compensation.

Executive Chair Service and Severance Arrangements

Mr. Sala’s base salary as chair of the Board is £387,969 ($525,000) and €198,658 ($225,000) under his service agreements with the Parent (70%) and IGT Lottery S.p.A. (30%), respectively. In connection with his appointment as executive chair, certain arrangements in Mr. Sala’s service agreement with the Parent were restructured.

Mr. Sala’s service agreement with the Parent (70% of employment) can be terminated by either party on the giving of six months’ notice, if not, immediately for cause. Mr. Sala cannot resign without prior approval from the Board. Following termination of employment, for a period of 24 months thereafter, Mr. Sala is subject to certain restrictive covenants, including restrictions on soliciting or providing goods or services to certain customers, employing or enticing away from the group certain persons employed by any group company or being involved with any business in competition with any group company, among others. As consideration for compliance with the post-employment restrictive covenants, Mr. Sala is entitled to a fixed payment amount upon termination of employment equal to the GBP equivalent of $7.5 million.

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
Under Mr. Sala’s IGT Lottery S.p.A. service agreement (30% of employment), he is entitled to the severance payments and benefits described in the “Italian-Based Executive Officers” section above.
Change in Control

In the event of a change in control, the Parent’s equity incentive plan provides for full accelerated vesting of all outstanding share options, share appreciation rights and full-value awards (other than performance-based awards), when a replacement award is not provided. In addition, any performance-based award for which a replacement award is not issued will be deemed to be earned and payable with all applicable performance metrics deemed achieved at the greater of: (a) the applicable target level; or (b) the level of achievement as determined by the Compensation Committee not later than the date of the change in control, taking into account performance through the latest date preceding the change in control as to which performance can practically be determined, but in no case, later than the end of the applicable performance period. In the event of the termination of service of a participant other than for cause within 24 months following a change in control, all replacement awards held by such participant shall fully vest and be deemed to be earned in full, with all applicable performance metrics deemed achieved at the greater of: (a) the applicable target level; or (b) the level of achievement as determined by the Compensation Committee taking into account performance through the latest date preceding the termination of service as to which performance can, as a practical matter, be determined (but not later than the applicable performance period).

C.     Board Practices

As of February 24, 2022, the Board consists of 12 members. 10 of the current directors were elected by shareholder vote on May 11, 2021, while Ashley M. Hunter and Maria Pinelli were appointed to the Board on January 14, 2022. See “Item 6.A. Directors and Senior Management” above. The term of office of the current Board will expire at the conclusion of the next annual general meeting of the Company. Although Marco Sala was elected to a term of three years by shareholder vote on May 11, 2021, the Board has determined that Mr. Sala will also be subject to an annual appointment resolution at the Company’s next annual general meeting. Each director may be re-elected at any subsequent general meeting of shareholders. None of the Parent’s directors have service contracts with the Parent (or any subsidiary) providing for benefits upon termination of employment as a director, although Messrs. Sala, Sadusky and Chiara have entered into severance arrangements with the Parent as described in section “Item 6.B. Compensation - Severance Arrangements”.

The directors are responsible for the management of the Company’s business, for which purpose they may exercise all of the powers of the Parent whether relating to the management of the business or not. As described above in section “Item 6.A. Directors and Senior Management,” as of February 24, 2022, the Board is comprised of (i) seven independent directors including James F. McCann, the Vice Chairperson of the Board and Lead Independent Director, and (ii) five non-independent directors including the Parent’s CEO, Vincent Sadusky, the Parent’s CFO, Massimiliano Chiara, the Board’s Executive Chair Marco Sala, Lorenzo Pellicioli, and Marco Drago. Messrs. Pellicioli and Drago are the chief executive officer and chairperson of the board, respectively, of De Agostini, the Parent’s controlling shareholder. Mr. Sala also serves on the board of De Agostini. B&D Holding S.p.A., the controlling shareholder of De Agostini, has announced that Mr. Sala will be proposed at the June 2022 annual general meeting of De Agostini as the next CEO of De Agostini, succeeding Mr. Pellicioli, who is retiring from the position.

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

The Audit Committee is also responsible for oversight of risk assessment and risk management, including with respect to major financial, compliance, strategic and operational risk exposures (including cybersecurity risk), and for making recommendations to the Board for any changes, amendments, and modifications to the Parent’s Code of Conduct and promptly disclosing any waivers for directors or executive officers, as required by applicable law.

As of February 24, 2022, the Audit Committee consists of Maria Pinelli (chairperson), Alberto Dessy, and Heather J. McGregor. The Board has determined that Ms Pinelli’s simultaneous service on the audit committees of three other public companies does not impair her ability to effectively serve on the Audit Committee. Each member of the Audit Committee must meet the financial literacy requirement, as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. See “Item 16A. Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial experts.

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
•monitoring issues associated with succession and management development of the CEO and other senior executives;
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
•together with the Audit Committee, evaluating risks associated with the Company’s employees and employee-benefit related risks, including the Company’s compensation and benefits policies, plans and programs and discussing with management procedures to identify and mitigate such risks; and
•reviewing, monitoring and making recommendations to the Board on human capital management matters including work environment and safety, culture and employee engagement, and diversity, equity and inclusion.

As of February 24, 2022, the Compensation Committee consists of Gianmario Tondato da Ruos (chairperson), Alberto Dessy, and Samantha Ravich.

The Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for, among other things:

•recommending to the Board, consistent with criteria approved by the Board, the names of qualified persons to be nominated for election or re-election as directors (including, in consultation with the Compensation Committee, the CEO’s successor) and the membership and chairperson of each Board committee;
•reviewing each Director’s character and integrity prior to appointment and in connection with re-nomination decisions and Board evaluations;
•reviewing, at least annually the appropriate skills and characteristics required of Board members in the context of the current composition of the Board and its committees;
•periodically reviewing the size, composition (including diversity) and leadership of the Board and committees thereof and recommending any proposed changes to the Board;
•reviewing directorships in other public companies held by or offered to directors of the Parent with a view to ensuring that such external positions do not have a negative impact on the performance of such director;
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
•periodically reviewing and making recommendations to the Board concerning CEO emergency succession plans;
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

As of February 24, 2022, the Nominating and Corporate Governance Committee consists of James McCann (chairperson), Ashley M. Hunter and Samantha Ravich.

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

D.     Employees

As of December 31, 2021, the Company conducted business in more than 100 countries on six continents and had 10,486 employees. The Company believes that its relationship with its employees is generally satisfactory. Most of the Company’s employees are not represented by any labor union. However, labor agreements are common in some countries around the world and the Company recognizes such arrangements and works closely with the applicable work councils. Relations with the Company’s mid-level employees and production workers in Italy are subject to Italy’s national collective bargaining agreement for the metalworks industry. Relations with the Company’s executives in Italy are subject to the national collective bargaining agreement for executives in the industry companies producing services (CCNL Dirigenti Industria). During the last four years, the Company has not experienced any strike that significantly influenced its business activities. In the United States, three organizational units, totaling less than 100 employees, have elected representation by third-party union organizations. Collective bargaining agreements are in place with two of the organizational units and the Company is negotiating in good faith a collective bargaining agreement with the third organizational unit.

The Company is operated under three business segments supported by central corporate support functions.

Human Capital

Human capital development is recognized as a critical strategic process at the Company. The Company actively builds employee skills and capabilities in an agile and outcome-focused way. The Company provides well-structured and competitive reward and benefit packages that ensure its ability to attract and retain the employees needed to successfully run the business. The Company invests in training and career development opportunities to support its employees in their careers. The Company also strives to create a fair and inclusive culture that values unity, diversity, and belonging in its people, players, customers, and communities.

Career development is a partnership between each employee, their manager and the Company, and is a conscious choice to grow and stretch individual capabilities and further a professional career. Employees and managers have a responsibility to drive their individual growth and development, with the Company providing the resources necessary to achieve these goals. New capabilities are developed by means of learning experiences, specific trainings, and through relationships/connections with others via coaching, mentoring, and feedback. Individual Development Plans, aligned to personal growth goals and business objectives, enable employees to develop the most needed skills to reach individual goals. To support development, the Company has designed up-skilling and re-skilling plans to ensure people’s employability and to keep the Company competitive in the market.

Diversity and Inclusion

The Company understands that the varying backgrounds, experiences, and perspectives of its employees should reflect its global customers and the local communities where it operates. Diversity must be supported by a fair and inclusive culture that enables all employees to feel valued, respected, engaged, and empowered to contribute to the business.

The Company established the Office of Diversity & Inclusion (“D&I”) to guide strategic D&I initiatives and ensure that these topics continue to stay in focus and are embedded throughout the Company’s business processes.

Employees by Segment

	At December 31,
	2021	2020	2019
Global Lottery	4,404	4,388	4,406
Global Gaming	4,258	4,827	5,542
Digital & Betting	435	409	392
Corporate and Other	1,389	1,424	1,582
	10,486	11,048	11,922

Effective September 1, 2021, the Company adopted a new segment structure focused on three business segments: Global Lottery, Global Gaming and Digital & Betting. The table above recasts the prior period employee information to conform to the current year presentation.

The table above includes 93, 15, and 131 interns and temporary employees at December 31, 2021, 2020, and 2019, respectively.

As of December 31, 2021, the proportion of women among permanent employees was 31.20% and 21.90% of employees with the title of vice president or higher were female.

In 2021, 1,146 employees left the Company voluntarily. The staff voluntary attrition rate was 10.80%, compared to 6.70% in 2020 and 7.32% in 2019. Additionally, 904 employees had their employment involuntarily terminated, 189 of which were workforce reductions.

E.     Share Ownership

Executive Stock Ownership Requirements

On July 28, 2015, the Board approved share ownership guidelines for Senior Vice Presidents and above. These executive share ownership guidelines were most recently amended on November 3, 2021. Below is a summary of the guidelines.

Policy Effective Date:	July 28, 2015
Stock Ownership Guidelines apply to:	Share plans starting in 2015 Any award vesting after the Policy Effective Date Unvested Options as of the Policy Effective Date
Covered Executives:	CEO Business Unit CEOs and Executive Vice Presidents Senior Vice Presidents
Ownership Requirement Multiple of Base Salary:	CEO - 5X Business Unit CEOs and Executive Vice Presidents - 3X Senior Vice Presidents reporting to the CEO - 1X Senior Vice Presidents not reporting to the CEO - 0.5X
Shares Included in Ownership:
All shares beneficially owned regardless of whether they are from a plan of the Parent or any of its predecessor companies (a “Legacy Plan”) or purchased on the market
Vested shares held in a trust to benefit the executive or family members
Shares under the legacy GTECH plans where vesting has been determined (earned) but shares have not been released
Note that Unearned Performance Shares do not count towards the Stock Ownership Guidelines until earned. (i.e., Performance Factor has not been determined/applied)

Legacy Plan Holding Requirements:	Holding requirements stated in Legacy Plans are still in effect, in addition to the new Stock Ownership Guidelines
Additional Holding Requirement - Not in Compliance with Stock Ownership Requirements:	50% of after tax options or shares that vest or are exercised after the effective date of the Stock Ownership Guidelines
Additional Holding Requirement - In Compliance with Stock Ownership Requirements:	20% of after tax options or shares that are exercised or vest for a period of 3 years following the exercise or vest date
Executive Directors	Each Executive Director must hold all net settled shares received under a plan of the Parent for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided the relevant director meets his/her holding requirements under the Guidelines.
Executive Director Post-Employment Holding Requirement	Each Executive Director must hold a number of shares equal to (i) the lower of the target level and the actual shareholding immediately prior to departure for one year from cessation of employment, and (ii) the lower of 50% of the target level and the actual shareholding at the start of the second year post-departure from the first anniversary through the second anniversary of cessation of employment.

Director Stock Ownership Requirements

Beginning November 10, 2020 (or five years after joining the Board if such date is subsequent to November 10, 2020), each non-executive director is expected to hold, for as long as they remain on the Board, ordinary shares of the Parent that have a fair market value equal to at least three times the base annual retainer amount then in effect for non-executive directors. The current base annual retainer amount is $100,000. Non-compliant non-executive directors are prohibited from selling shares of the Parent until they have met their applicable target level of share ownership, excluding any shares sold to cover any applicable tax withholding requirements or the exercise price of any share options.

The following table sets forth information, as of February 24, 2022, regarding the beneficial ownership of the Parent’s ordinary shares, including:

•each member of the Board;
•each executive officer and senior consultant of the Parent; and
•all members of the Board, executive officers, and senior consultant, taken together.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, the Parent believes that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares of the Parent shown as beneficially owned by that shareholder. Percentage of beneficial ownership is based on approximately 203.8 million ordinary shares of the Parent outstanding as of February 24, 2022.

Name of Beneficial Owner	Number of Ordinary Shares	Number of Ordinary Shares issuable upon vest within 60 days	Percentage(1)
Directors:
Marco Sala	1,207,847	—	0.59
James F. McCann	66,629	—	0.03
Massimiliano Chiara	25,863	—	0.01
Alberto Dessy	63,755	—	0.03
Marco Drago	67,034	—	0.03
Ashley Hunter	—	—	Less than 0.005
Heather J. McGregor	28,897	—	0.01
Lorenzo Pellicioli	145,658	—	0.07
Maria Pinelli	—	—	Less than 0.005
Dr. Samantha F. Ravich	22,667	—	0.01
Vincent L. Sadusky	73,702	—	0.04
Gianmario Tondato da Ruos	62,784	—	0.03
Non-Director Executive Officers:
Renato Ascoli	237,976	—	0.12
Fabio Cairoli	90,783	—	0.04
Fabio Celadon	33,464	—	0.02
Dorothy Costa	10,043	—	Less than 0.005
Enrico Drago	16,297	—	0.01
Scott Gunn	17,873	—	0.01
Wendy Montgomery	7,737	—	Less than 0.005
Timothy Rishton	17,977	—	0.01
Christopher Spears	16,348	—	0.01
	2,213,334	—	1.09
(1) Any securities not outstanding that are subject to options or conversion privileges exercisable within 60 days of February 24, 2022 are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by any person holding such securities and by all Board members and executive officers as a group, but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other individual person. Except where noted, percentages have been rounded to the nearest hundredth.

The table below sets forth the options on the Parent’s ordinary shares granted to Mr. Sala that were outstanding as of February 24, 2022. As of such date, no executive officer other than Mr. Sala held outstanding options. Further, none of the directors held outstanding options, other than Mr. Sala. For each of the option grants listed below, the options are exercisable for ordinary shares of the Parent, and there is no purchase price applicable to the options other than the exercise price indicated below.

Name	Grant Date	Amount of Shares Underlying Grant	Amount Exercisable (Vested)	Amount Unexercisable (Unvested)	Exercise Price	Expiration Date
Marco Sala	May 11, 2021	172,500	—	172,500	$20.37	(1)
(1) The options will expire on the fourth anniversary of the vesting date, which is the date on which the audited financial statements for the Company’s fiscal year ended December 31, 2023 are approved by the shareholders of the Company at its annual general meeting, which is expected to occur in May 2024.
For a further discussion of stock-based employee compensation, please see “Notes to the Consolidated Financial Statements—22. Stock-Based Compensation” included in Item 18. “Financial Statements”.

Item 7.                     Major Shareholders and Related Party Transactions

A.     Major Shareholders

At February 24, 2022, the Parent’s outstanding capital stock consisted of 203,805,647 ordinary shares having a nominal value of $0.10 per share, 205,878,508 Special Voting Shares of $0.000001 each, and 50,000 sterling non-voting shares of £1.00 each, held by Intertrust Corporate Services (UK) Limited. Each ordinary share carries one vote and each special voting share carries 0.9995 votes.

The following table sets forth information with respect to beneficial ownership of the Parent’s ordinary shares by persons known by the Parent to beneficially own 5% or more of voting rights as a result of their ownership of ordinary shares and election to exercise the votes of Special Voting Shares by placing the associated ordinary shares on the Loyalty Register as of February 24, 2022.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percent of Ordinary Shares Owned(1)	Number of Ordinary Shares on the Loyalty Register	Percent of Total Voting Power(1)
De Agostini S.p.A.	103,422,324	50.75%	85,422,324	65.29%
(1) Excluding treasury shares.

At February 24, 2022, B&D Holding S.p.A. (“B&D Holding”) owned 61.24% of De Agostini. Marco Drago is the chairperson and a director of B&D Holding, and Lorenzo Pellicioli is a director of B&D Holding. B&D Holding is in turn owned by members of the Boroli and Drago families.

Significant Changes in Ownership

Prior to January 1, 2018, De Agostini's wholly-owned subsidiary, DeA Partecipazioni S.p.A., held 10,073,006 ordinary shares. Effective January 1, 2018, DeA Partecipazioni S.p.A. merged into De Agostini, resulting in the transfer of ownership of 10,073,006 ordinary shares from DeA Partecipazioni S.p.A. to De Agostini.

On May 22, 2018, De Agostini entered into a variable forward transaction (the “Variable Forward Transaction”) with Credit Suisse Securities, Sociedad de Valores S.A., as assignee of Credit Suisse International (“Credit Suisse”) relating to 18 million of the Company’s ordinary shares owned by De Agostini (the “Variable Forward Transaction Shares”). As part of the Variable Forward Transaction, to hedge its exposure Credit Suisse or its affiliates borrowed approximately 13.2 million of the Company’s ordinary shares from third-party stock lenders and subsequently sold such ordinary shares in an underwritten public offering through Credit Suisse Securities (USA) LLC, acting as the underwriter, pursuant to an automatically effective registration statement on Form F-3 (including a base prospectus) filed by the Company with the SEC on May 21, 2018.

De Agostini elected, effective as of May 25, 2018, to place all its owned ordinary shares, including the Variable Forward Transaction Shares, on the Loyalty Register, thereby gaining the power to exercise the votes of the related Special Voting Shares. In April 2020, De Agostini pledged the Variable Forward Transaction Shares to Credit Suisse as part of the Variable Forward Transaction and as a result removed the Variable Forward Transaction Shares from the Loyalty Register. As of February 24, 2022, no other shareholder has elected to place any ordinary shares on the Loyalty Register. For more information regarding the Special Voting Shares and the Loyalty Register, please see “Item 10.B Memorandum and Articles of Association—Loyalty Plan.”

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

Additional Share Information

The Parent’s ordinary shares are listed and can be traded on the NYSE in U.S. dollars. The Parent’s ordinary shares may be held in the following two ways:

•beneficial interests in the Parent’s ordinary shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee; and
•in certificated form.

All of the Parent’s ordinary shares are held on the U.S. registry. At February 24, 2022, there were 168 record holders in the U.S. holding approximately 49.25% of the Parent’s outstanding ordinary shares, including ordinary shares held by Cede & Co., the nominee for DTC. Ordinary shares held through DTC may be beneficially owned by holders within or outside of the U.S. The shares held by De Agostini are beneficially owned by an entity organized under the laws of Italy. At February 24, 2022, there were 205,878,508 Special Voting Shares of the Parent outstanding, which are all held by Computershare Company Nominees Limited in its capacity as the nominee appointed by the Parent to hold the Special Voting Shares under the terms of the Parent’s Loyalty Plan.

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

The Company is majority-owned by De Agostini. Amounts receivable from De Agostini and subsidiaries of De Agostini (the “De Agostini Group”) are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of the Company’s Italian subsidiaries have a tax unit agreement, and in some cases, a value-added tax agreement, with De Agostini pursuant to which De Agostini consolidates certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority. Tax-related receivables from De Agostini were $4 million and $0 million at December 31, 2021 and 2020, respectively. Tax-related payables to De Agostini were $3 million and $19 million at December 31, 2021 and 2020, respectively.

The Company generally carries out transactions with related parties on commercial terms that are normal in their respective markets, considering the characteristics of the goods or services involved. For a further discussion of transactions with related parties, including transactions with De Agostini and companies in which we have strategic investments that develop software, hardware, and other technologies or provide services supporting the Company’s technologies, please see “Notes to the Consolidated Financial Statements - 24. Related Party Transactions” included in Item 18. “Financial Statements”.

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

B.    Significant Changes

No significant changes have occurred since December 31, 2021, the date of the financial statements included in this annual report on Form 20-F, other than those referenced in Notes to the Consolidated Financial Statements - 15. Debt, 19. Shareholders’ Equity and 25. Subsequent Events within Item 18. Financial Statements.

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

Changes in share capital

The Articles authorize the Company to allot (with or without conferring rights of renunciation), issue, grant options over or otherwise deal with or dispose of shares in the capital of the Company and to grant rights to subscribe for, or to convert any security into, shares in the capital of the Company to such persons, at such times and upon such terms as the directors may decide, provided that no share may be issued at a discount. Pursuant to a shareholder resolution passed on May 11, 2021, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on August 10, 2022, directors are authorized to:

(i)     allot ordinary shares in the Parent, or to grant rights to subscribe for or to convert or exchange any security into shares in the Parent, up to an aggregate nominal amount (i.e., par value) of U.S. $6,828,552.20 and up to a further aggregate nominal amount of $6,828,552.20 where the allotment is in connection with an offer by way of a rights issue;

(ii)     allot Special Voting Shares and to grant rights to subscribe for, or to convert any security into, Special Voting Shares, up to a maximum aggregate nominal amount of $136.60; and

(iii)    exclude pre-emption rights: first, in relation to offers of equity securities by way of rights issue; second, in relation to the allotment of equity securities for cash up to an aggregate nominal amount (i.e., par value) of U.S. $1,024,282.90; and third, in relation to an acquisition or other capital investment up to an aggregate nominal amount (i.e., par value) of U.S. $1,024,282.90.

These provisions are more restrictive than required under English law which does not prescribe a limit for the maximum amounts for allotment of shares or exclusion of pre-emption rights.

Pursuant to a shareholder resolution passed on May 11, 2021, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on November 10, 2022, the Parent is authorized to purchase its own ordinary shares on the terms of the share repurchase contracts approved by the shareholders, provided that:

(i)   the maximum aggregate number of the Parent’s ordinary shares authorized to be purchased equals 20,485,656, representing 10% of the total then issued ordinary shares;

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

C.    Material Contracts

Share Sale and Purchase Agreement with PostePay S.p.A. – Patrimonio Destinato IMEL

On February 25, 2022, the Parent’s wholly-owned subsidiary, IGT Lottery S.p.A. entered into a share sale and purchase agreement to sell 100% of the share capital of Lis Holding S.p.A., a wholly-owned subsidiary of IGT Lottery S.p.A. that conducts the Company’s Italian commercial services business, to PostePay S.p.A. – Patrimonio Destinato IMEL, an entity of the Italian postal service provider group, for a purchase price of €700 million. The transaction is subject to customary closing conditions and regulatory approvals and is expected to close during the third quarter of 2022.

Share Sale and Purchase Agreement with Gamenet Group S.p.A.

On December 7, 2020, the Parent’s wholly-owned subsidiary, IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.), entered into a share sale and purchase agreement with Gamenet Group S.p.A. Pursuant to the share sale and purchase agreement, and subject to the terms and conditions therein, Lottomatica agreed to sell 100% of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., which conducted the IGT group's Italian B2C gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A, a subsidiary of funds managed by an affiliate of Apollo Global Management, Inc. (together with its subsidiaries, “Apollo”) for a cash sale price of €950 million, €725 million of which was paid at closing, €100 million of which was paid on August 5, 2021, and the remaining €125 million of which is payable on September 30, 2022. The remaining payment is not subject to any conditions other than closing and is secured by an equity commitment letter from Apollo-managed funds.

Observer Agreement with De Agostini

On May 16, 2018, the Parent’s directors approved the observer agreement (the “Observer Agreement”) between De Agostini and the Company permitting De Agostini to appoint an observer to attend meetings of the Parent’s directors. On November 15, 2021, the Observer Agreement was renewed for a new two-year term and Paolo Ceretti, a former director of the Parent, acknowledged and agreed to his renewed appointment by De Agostini as an observer pursuant to the terms of the Observer Agreement. Unless renewed, the Observer Agreement is set to expire following the meeting of the Parent’s directors at which the financial results for the third quarter of 2023 are reviewed.

Agreements Related to the Italian Lotto License

In March 2016, the Parent, through its subsidiary IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.), Italian Gaming Holding a.s., Arianna 2001, and Novomatic Italia (the “Consortium”) entered into a consortium agreement (the “Consortium Agreement”) to bid on the Italian Gioco del Lotto license (the “Lotto License”). On May 16, 2016, the Consortium was awarded management of the Lotto License for a nine-year term. Under the terms of the Consortium Agreement, IGT Lottery S.p.A. is the principal operating partner to fulfill the requirements of the Lotto License. According to the bid procedure and Consortium Agreement, a joint venture company called Lottoitalia s.r.l (“Lottoitalia”) has been established with IGT Lottery S.p.A. having 61.5% equity ownership interest, and the remainder of the equity ownership shared among the other three Consortium members. For a further discussion of the Consortium Agreement's terms, please see “Notes to the Consolidated Financial Statements—20.  Variable Interest Entities” included in Item 18. “Financial Statements”.

Italian Scratch & Win License

In December 2017, the Parent, through its subsidiary Lotterie Nazionali S.r.l. (“LN”) accepted a contract extension of nine years for the Italian Scratch & Win license. The Italian Scratch & Win license is managed exclusively by LN, a joint venture owned 64% by IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.), with Scientific Games Corporation (20%), Arianna 2001 (15%), and Servizi in Rete S.p.A. (1%) as minority shareholders.

Related Party Agreements

For a discussion of the Company’s related party transactions, including additional transactions with De Agostini, please see “Notes to the Consolidated Financial Statements—24.  Related Party Transactions” included in Item 18. “Financial Statements”.

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

U.K. resident individual shareholders

All dividends received by an individual shareholder from the Parent or from other sources will form part of that shareholder’s total income for income tax purposes and will constitute the top slice of that income. For the tax year 2021/2022, the extent that the dividends they receive (whether from the Parent or other companies) exceed the tax free dividend allowance (£2,000 for the tax year 2021/2022, they are taxed on such dividends at either 7.5% (to the extent shareholders are liable to tax only at the basic rate), 32.5% (to the extent shareholders are liable to pay tax at the higher rate) or 38.1% (to the extent shareholders are liable to pay tax at the additional rate). The dividend tax rate will increase to 8.75% (to the extent shareholders are liable to tax only at the basic rate), 33.75% (to the extent shareholders are liable to tax only at the higher rate), and 39.35% (to the extent shareholders are liable to tax only at the additional rate) from April 6, 2022.

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

If the conditions for exemption are not met or cease to be satisfied, if anti-avoidance provisions apply or if such a corporate shareholder elects an otherwise exempt dividend to be taxable, the shareholder will be subject to U.K. corporation tax on dividends received from the Parent, at the rate of corporation tax applicable to that corporate shareholder (currently 19.0% for the tax year 2021/2022).

Non-U.K. resident shareholders

A shareholder resident outside the U.K. for tax purposes and who holds the Parent’s ordinary shares as investments will not generally be liable to tax in the U.K. on any dividend received from the Parent unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ordinary shares where the dividend exemption does not apply, through a permanent establishment) to which the ordinary shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

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

If an individual shareholder becomes liable to U.K. capital gains tax on the disposal of the Parent’s ordinary shares, the applicable rate (for the tax year 2021/2022) will be either 10% to the extent shareholders are liable to tax only at the basic rate or 20% (to the extent shareholders are liable to pay tax at the higher rate or the additional rate), respectively (save in some limited circumstances).

If a corporate shareholder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ordinary shares, the main rate of U.K. corporation tax (at a rate of 19% for the tax year 2021/2022) would apply, subject to any exemptions, reliefs and/or allowable losses. A shareholder which is not resident in the U.K. for tax purposes should not normally be liable to U.K. taxation on chargeable gains on a disposal or deemed disposal of the Parent’s ordinary shares unless the person is carrying on (whether solely or in a partnership) a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate holder of ordinary shares, through a permanent establishment) to which the ordinary shares are attributable. However, an individual shareholder who has ceased to be resident in the U.K. for the purposes of a double taxation treaty for a period of less than five years (and was UK resident for at least 4 out of the 7 tax years immediately prior to his year of departure) and who disposes of the Parent’s ordinary shares during that period of temporary non-residence may be liable on his return to the U.K. (or upon ceasing to be regarded as resident outside the U.K. for purposes of double taxation relief) to U.K. taxation on any capital gain realized (subject to any available exemption or relief).

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

At December 31, 2021 and 2020, approximately 18% and 23% of the Company’s net debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Euro Term Loan Facilities due January 2027. At December 31, 2020, the Company held $425 million notional amount of interest rate swaps that were no longer designated as hedging relationships and the fair value of the swaps was recognized in interest expense with no corresponding offset to debt. At December 31, 2021, the Company no longer held any interest rate swaps.

A hypothetical 10 basis points increase in interest rates for 2021 and 2020, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $1 million and $2 million, respectively.

Costs to Fund Jackpot Liabilities

Fluctuations in prime, treasury, and agency rates due to changes in market and other economic conditions directly impact the Company’s cost to fund jackpots and corresponding gaming operating income. If interest rates decline, jackpot cost increases and operating income decreases. The Company estimates a hypothetical decline of one percentage point in applicable interest rates would have reduced operating income by approximately $7 million in 2021 and 2020. The Company does not manage this exposure with derivative financial instruments.

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

The principal foreign currency to which the Company is exposed is the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $28 million and $363 million for 2021 and 2020, respectively.

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

At December 31, 2021, the Company had forward contracts for the sale of approximately $121 million of foreign currency (primarily euro, Colombian peso, South African rand, and British pounds) and the purchase of approximately $204 million of foreign currency (primarily euro, U.S. dollar, British pounds, and Chilean peso).

At December 31, 2020, the Company had forward contracts for the sale of approximately $170 million of foreign currency (primarily South African rand, Canadian dollars, Australian dollars, and British pounds) and the purchase of approximately $187 million of foreign currency (primarily euro and Polish zlotys).

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

The Company’s foreign currency exposure primarily arises from changes between the U.S. dollar and the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have increased equity by $97 million for 2021 and reduced equity by $118 million for 2020.

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
As required by Rule 13a-15(b) under the Exchange Act, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2021 was conducted under the supervision and with the participation of its management including its Chief Executive Officer and Chief Financial Officer. Based on this evaluation, its Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures were effective as of December 31, 2021 at a reasonable assurance level.

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
The Company’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2021 based upon the framework presented in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.
The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 as stated in their report appearing in “Report of Independent Registered Public Accounting Firm” included in “Item 18. Financial Statements.”

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

The Parent’s Board of Directors has determined that Maria Pinelli, chairperson of the Audit Committee, and Alberto Dessy and Heather McGregor, both members of the Audit Committee, are each an audit committee financial expert. Each of Ms. Pinelli, Mr. Dessy and Ms. McGregor is an independent director under the NYSE standards.

Item 16B.    Code of Ethics

The Company has adopted a Code of Ethics for Principal Executive Officer and Senior Financial Officers which is applicable to its principal executive officer, principal financial officer, the principal accounting officer and controller, and any persons performing similar functions. The Code of Ethics was most recently amended in November 2020 to expressly permit persons reporting violations of the code to bring instances of retaliation, harassment or retribution to the attention of the Audit Committee, in addition to the Board of Directors. This code of ethics is posted on its website, www.igt.com, and may be found as follows: from the main page, first click on “Explore IGT” and then on “Investor Relations” and then on “ESG” and then on “Governance Documents.” The information contained on the Company’s website is not included in, or incorporated by reference into, this annual report on Form 20-F.

Item 16C.    Principal Accountant Fees and Services

PricewaterhouseCoopers LLP (“PwC US”) has been serving as the Company’s independent auditor since 2015.

Aggregate fees for professional services and other services rendered by PwC US and its foreign entities belonging to the PwC network in 2021 and 2020 were as follows:

	For the year ended December 31,
($ in thousands)	2021	2020
Audit fees	9,482	10,929
Audit-related fees	431	357
Tax fees	677	335
All other fees	140	112
	10,730	11,733

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

•All other fees, other than those reported above, mainly consist of services in relation to compliance-related services and access to online accounting research software applications.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 15, 2021, the Parent’s Board of Directors authorized a share repurchase program pursuant to which the Company may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. The share repurchase program was publicly announced on November 16, 2021. At the Parent’s 2021 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 20,485,656 of the Parent’s ordinary shares. This authority remains valid until November 10, 2022, unless previously revoked, varied, or renewed at the Parent’s 2022 annual general meeting.

	For the year ended December 31, 2021
Calendar Month	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program (in millions)
November	750,000	$28.38	750,000	$279
December	750,000	$26.06	750,000	$259
Total	1,500,000		1,500,000

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

Item 16H.    Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

2.3
Amendment and Restatement Agreement, dated July 21, 2021, relating to the Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018, July 18, 2019 and May 8, 2020 for the €1,500,000,000 term loan facility among International Game Technology PLC, as the Borrower; Bank of America Merrill Lynch International Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as Global Coordinators, Bookrunners, and Mandated Lead Arrangers; BNP Paribas, Italian Branch, Banca IMI S.p.A., and UniCredit Bank AG, Milan Branch, as Bookrunners and Mandated Lead Arrangers; Barclays Bank PLC, Credit Agricole Corporate & Investment Bank, Milan Branch, ING Bank N.V. - Milan Branch, National Westminster Bank PLC, Socgen Inversiones Financiers S.A.U., The Bank of Nova Scotia, and Credit Suisse AG, Milan Branch as Mandated Lead Arrangers; Mediobanca - Banca di Credito Finanziario S.p.A., as the Agent; and others (incorporated herein by reference to Exhibit 99.2 of the Company’s Form 6-K furnished to the SEC on July 26, 2021).

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

2.10	Observer Agreement with an effective date of November 15, 2021, between the Company and De Agostini S.p.A.

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
2.17
Indenture dated as of June 19, 2020 among International Game Technology PLC, as the Issuer, the Guarantors named therein, BNY Mellon Corporate Trustee Services Limited, as Trustee, The Bank of New York Mellon, London Branch as paying agent, The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent and NatWest Markets Plc as security agent (incorporated herein by reference to Exhibit No. 2.17 to the Company’s Annual Report on Form 20-F filed by International Game Technoogy PLC on March 2, 2021).

2.18
Indenture dated as of March 25, 2021 among International Game Technology PLC, as the Issuer, the Guarantors named therein BNY Mellon Corporate Trustee Services Limited, as Trustee, The Bank of New York Mellon, London Branch as paying agent, The Bank of New York Mellon SA/NV, Dublin Branch, as registrar and transfer agent and NatWest Markets Plc as security agent.

2.19	Description of the registrant’s securities registered pursuant to Section 12 of the Exchange Act.

4.1
GTECH 2014-2020 Stock Option Plan (incorporated herein by reference to Exhibit 99.6 to the Post-Effective Amendment No. 1 on Form S-8 to Form F-4 filed by International Game Technology PLC on April 6, 2015).

4.2
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

4.4	International Game Technology PLC 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Form S-8 filed by International Game Technology PLC on May 18, 2021)

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

4.7
Share Sale and Purchase Agreement relating to the sale and acquisition of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., dated as of December 6, 2020, among Lottomatica Holding S.r.l. as the Seller, International Game Technology PLC as the Guarantor and Gamenet Group S.p.A. as the Buyer (incorporated herein by reference to Exhibit 4.8 of the Company’s Annual Report on Form 20-F filed by International Game Technology PLC on March 2, 2021).

4.8	Share Purchase Agreement (in respect of Lis Holding S.p.A.) between IGT Lottery S.p.A. and PostePay S.p.A. — Patrimonio Destinato IMEL, dated February 25, 2022

8.1	List of Subsidiaries of the Registrant

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Executive Chair

12.3	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

Exhibit	Description
13.1	Certification of the Chief Executive Officer and Executive Chair Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ MASSIMILIANO CHIARA
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated:  March 3, 2022

ITEM 18. FINANCIAL STATEMENTS

INTERNATIONAL GAME TECHNOLOGY PLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of International Game Technology PLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of International Game Technology PLC and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, of comprehensive income (loss), of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Identifying and Evaluating Contractual Terms and Conditions

As described in Notes 2 and 4 to the consolidated financial statements, the Company generated service and product revenues of $3,483 million and $606 million, respectively, for the year ended December 31, 2021. The Company often enters into contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. As disclosed by management, judgment is applied in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition.

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
March 3, 2022

We have served as the Company’s auditor since 2015.

International Game Technology PLC
Consolidated Balance Sheets
($ in millions and shares in thousands, except per share amounts)

		December 31,
	Notes	2021	2020
Assets
Current assets:
Cash and cash equivalents		591	907
Restricted cash and cash equivalents		218	199
Trade and other receivables, net	5	903	846
Inventories	6	183	169
Other current assets	7	589	480
Assets held for sale	3	4	839
Total current assets		2,487	3,440
Systems, equipment and other assets related to contracts, net	10	937	1,068
Property, plant and equipment, net	10	119	132
Operating lease right-of-use assets	11	283	288
Goodwill	13	4,656	4,713
Intangible assets, net	14	1,413	1,577
Other non-current assets	7	1,429	1,774
Total non-current assets		8,836	9,552
Total assets		11,322	12,992

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		1,035	1,126
Current portion of long-term debt	15	—	393
Short-term borrowings	15	52	—
Other current liabilities	16	828	846
Liabilities held for sale	3	—	250
Total current liabilities		1,914	2,615
Long-term debt, less current portion	15	6,477	7,857
Deferred income taxes	17	368	333
Operating lease liabilities	11	269	266
Other non-current liabilities	16	323	360
Total non-current liabilities		7,437	8,816
Total liabilities		9,351	11,431
Commitments and contingencies	18
Shareholders’ equity
Common stock, par value $0.10 per share; 205,188 shares issued and 203,688 shares outstanding at December 31, 2021; 204,857 shares issued and outstanding at December 31, 2020		21	20
Additional paid-in capital		2,329	2,347
Retained deficit		(1,439)	(1,920)
Treasury stock, at cost; 1,500 shares at December 31, 2021	19	(41)	—
Accumulated other comprehensive income	19	412	330
Total IGT PLC’s shareholders’ equity		1,282	777
Non-controlling interests		689	784
Total shareholders’ equity		1,971	1,561
Total liabilities and shareholders’ equity		11,322	12,992

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Operations
($ in millions and shares in thousands, except per share amounts)

		For the year ended December 31,
	Notes	2021	2020	2019
Service revenue	4, 21	3,483	2,640	3,101
Product sales	4, 21	606	476	931
Total revenue	4, 21	4,089	3,115	4,032
Cost of services		1,754	1,634	1,777
Cost of product sales		377	346	558
Selling, general and administrative		810	707	850
Research and development		238	191	266
Restructuring	12	6	45	25
Goodwill impairment	13	—	296	99
Other operating expense (income), net		1	4	(21)
Total operating expenses		3,187	3,223	3,554
Operating income (loss)	21	902	(107)	478
Interest expense, net	15	341	398	411
Foreign exchange (gain) loss, net		(66)	309	(40)
Other expense (income), net		98	33	(21)
Total non-operating expenses		373	740	350
Income (loss) from continuing operations before provision for income taxes	17	529	(848)	128
Provision for income taxes	17	274	28	131
Income (loss) from continuing operations		255	(875)	(3)
Income from discontinued operations, net of tax		24	37	114
Gain on sale of discontinued operations, net of tax		391	—	—
Income from discontinued operations	3	415	37	114
Net income (loss)		670	(839)	112
Less: Net income attributable to non-controlling interests from continuing operations		190	64	126
Less: Net (loss) income attributable to non-controlling interests from discontinued operations	3	(2)	(5)	5
Net income (loss) attributable to IGT PLC		482	(898)	(19)

Net income (loss) from continuing operations attributable to IGT PLC per common share - basic	23	0.32	(4.59)	(0.63)
Net income (loss) from continuing operations attributable to IGT PLC per common share - diluted	23	0.31	(4.59)	(0.63)
Net income (loss) attributable to IGT PLC per common share - basic	23	2.35	(4.39)	(0.09)
Net income (loss) attributable to IGT PLC per common share - diluted	23	2.33	(4.39)	(0.09)
Weighted-average shares - basic	23	204,954	204,725	204,373
Weighted-average shares - diluted	23	206,795	204,725	204,373

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Comprehensive Income (Loss)
($ in millions)

		For the year ended December 31,
	Notes	2021	2020	2019
Net income (loss)		670	(839)	112
Foreign currency translation adjustments, net of tax	19	28	128	(17)
Unrealized gain (loss) on hedges, net of tax	19	3	(1)	(1)
Unrealized (loss) gain on other, net of tax	19	(1)	—	3
Other comprehensive income (loss), net of tax	19	30	127	(15)
Comprehensive income (loss)		700	(712)	97
Less: Comprehensive income attributable to non-controlling interests		136	119	115
Comprehensive income (loss) attributable to IGT PLC		564	(831)	(18)

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)

		For the year ended December 31,
	Notes	2021	2020	2019
Cash flows from operating activities
Net income (loss)		670	(839)	112
Less: Income from discontinued operations		415	37	114
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation		325	355	386
Amortization of upfront license fees		216	210	206
Amortization		201	211	228
Loss on extinguishment of debt		92	28	12
Deferred income taxes		38	(78)	(68)
Stock-based compensation	22	35	(7)	27
Debt issuance cost amortization		19	21	22
Goodwill impairment	13	—	296	99
Gain on sale of assets		(9)	—	(65)
Foreign exchange (gain) loss, net		(66)	309	(40)
Other non-cash items, net		7	(2)	19
Changes in operating assets and liabilities, excluding the effects of acquisitions and dispositions:
Trade and other receivables		(95)	74	(49)
Inventories		(13)	17	84
Accounts payable		(36)	5	28
Other assets and liabilities		41	31	21
Net cash provided by operating activities from continuing operations		1,010	595	907
Net cash (used in) provided by operating activities from discontinued operations		(31)	271	186
Net cash provided by operating activities		978	866	1,093

Cash flows from investing activities
Capital expenditures		(238)	(255)	(377)
Proceeds from sale of assets		21	9	124
Other		1	12	6
Net cash used in investing activities from continuing operations		(216)	(233)	(248)
Net cash provided by (used in) investing activities from discontinued operations		852	(35)	(65)
Net cash provided by (used in) investing activities		636	(269)	(312)

Cash flows from financing activities
Principal payments on long-term debt		(2,846)	(959)	(848)
Payments in connection with the extinguishment of debt		(85)	(25)	(9)
Net (payments of) receipts from financial liabilities		(50)	67	(34)
Payments of debt issuance costs		(14)	(22)	(26)
Net proceeds from (repayments of) Revolving Credit Facilities		17	(29)	(417)
Net proceeds from (payments of) short-term borrowings		51	(7)	(32)
Proceeds from long-term debt		1,339	750	1,397
Repurchases of common stock		(41)	—	—
Dividends paid		(41)	(41)	(164)
Dividends paid - non-controlling interests		(91)	(136)	(137)
Return of capital - non-controlling interests		(127)	(32)	(99)
Capital increase - non-controlling interests		12	8	1
Other		(23)	(11)	(10)
Net cash used in financing activities		(1,898)	(438)	(376)

Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents		(284)	159	405
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents		(37)	76	(22)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period		1,129	894	512
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		808	1,129	894
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations		—	23	19
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations		808	1,106	876

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)

	For the year ended December 31,
	2021	2020	2019
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	369	410	400
Income taxes	188	89	197

Non-cash investing and financing activities:
Capital expenditures	26	24	35

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statement of Shareholders’ Equity
($ in millions)

	Common Stock	Additional Paid-In Capital	Retained Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2018	20	2,534	(1,008)	—	262	1,808	944	2,752

Net (loss) income	—	—	(19)	—	—	(19)	131	112
Other comprehensive income (loss), net of tax	—	—	—	—	1	1	(16)	(15)
Total comprehensive (loss) income	—	—	(19)	—	1	(18)	115	97

Stock-based compensation	—	27	—	—	—	27	—	27
Capital increase	—	—	—	—	—	—	1	1
Shares issued under stock award plans	—	(2)	—	—	—	(2)	—	(2)
Return of capital	—	—	—	—	—	—	(99)	(99)
Dividends paid	—	(164)	—	—	—	(164)	(137)	(300)
Other	—	—	7	—	—	7	2	9
Balance at December 31, 2019	20	2,396	(1,020)	—	263	1,658	827	2,485

Net (loss) income	—	—	(898)	—	—	(898)	59	(839)
Other comprehensive income, net of tax	—	—	—	—	67	67	59	127
Total comprehensive (loss) income	—	—	(898)	—	67	(831)	119	(712)

Capital increase	—	—	—	—	—	—	9	9
Shares issued under stock award plans	—	(1)	—	—	—	(1)	—	(1)
Stock-based compensation	—	(7)	—	—	—	(7)	—	(7)
Return of capital	—	—	—	—	—	—	(32)	(32)
Dividends paid	—	(41)	—	—	—	(41)	(138)	(178)
Other	—	—	(2)	—	—	(2)	—	(2)
Balance at December 31, 2020	20	2,347	(1,920)	—	330	777	784	1,561

Net income	—	—	482	—	—	482	188	670
Other comprehensive income (loss), net of tax	—	—	—	—	82	82	(52)	30
Total comprehensive income	—	—	482	—	82	564	136	700

Stock-based compensation	—	35	—	—	—	35	—	35
Capital increase	—	—	—	—	—	—	13	13
Shares issued under stock award plans	—	(12)	—	—	—	(12)	—	(12)
Divestiture of non-controlling interest	—	—	—	—	—	—	(30)	(30)
Repurchases of common stock	—	—	—	(41)	—	(41)	—	(41)
Return of capital	—	—	—	—	—	—	(127)	(127)
Dividends paid	—	(41)	—	—	—	(41)	(91)	(132)
Other	—	—	—	—	—	—	3	3
Balance at December 31, 2021	21	2,329	(1,439)	(41)	412	1,282	689	1,971

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Notes to the Consolidated Financial Statements

1.    Description of Business

International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from gaming machines and lotteries to sports betting and digital. We operate and provide an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, digital lottery, and commercial services. We have a local presence and relationships with governments and regulators in more than 100 countries around the world.

2.    Summary of Significant Accounting Policies

Basis of Preparation
Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements are stated in millions of United States (“U.S.”) dollars (except share and per share data) unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

As further described in Note 3 - Discontinued Operations and Assets Held for Sale, on May 10, 2021, the Company completed the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses, which met the criteria to be reported as a discontinued operation during the fourth quarter of 2020. As a result, the historical financial results are reflected in the Company's consolidated financial statements as a discontinued operation, and assets and liabilities were classified as assets and liabilities held for sale at December 31, 2020.

Recasting of Certain Prior Period Information
During the third quarter of 2021, we modified the information that our chief operating decision maker, who was also our Chief Executive Officer, regularly reviewed for purposes of allocating resources and assessing performance, prompting a change in management, operating segments, and reporting units. As a result, beginning in the third quarter of 2021, we report our financial performance based on our new business segments described in Note 21 – Segment Information. We have recast our historically presented comparative segment information to conform to the way we internally manage and monitor segment performance as of the third quarter of 2021. This change primarily impacted Note 4 - Revenue Recognition, Note 13 - Goodwill, and Note 21 – Segment Information, with no impact on consolidated revenue, net income, or cash flows.

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

Investments in which we have the ability to exercise significant influence, but do not control, and with respect to which we are not the primary beneficiary, are accounted for using the equity method of accounting. Equity investments in which we have no ability to exercise significant influence that do not have a readily determinable fair value and do not have a Net Asset Value per share are measured at cost, less impairment, plus or minus changes resulting from observable price changes. Equity method investments and equity investments in which we have no ability to exercise significant influence are included within other non-current assets in the consolidated balance sheets.

Use of Estimates
The preparation of our consolidated financial statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. On an ongoing basis we evaluate our estimates, judgments, and methodologies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates.
Revenue
We account for a contract with a customer when: we have written approval; the parties are committed to perform their respective obligations; the rights of the parties, including payment terms, are identified; the contract has commercial substance; and collection of consideration is probable.

Performance obligations are identified at contract inception. A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. If we enter into two or more contracts at or near the same time, the contracts may be combined and accounted for as one contract, in which case we determine whether the services or products in the combined contract are distinct. A service or product that is promised to a customer is distinct if both of the following criteria are met: the customer can benefit from the service or product either on its own or together with other resources that are readily available to the customer; and our promise to transfer the service or product to the customer is separately identifiable from other promises in the contract.

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

Additional information on revenue recognition is included in Note 4.- Revenue Recognition.

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

Contract Costs
Certain eligible, non-recurring costs incurred in the initial phases of service contracts are capitalized and amortized ratably over the expected period of benefit, which includes anticipated contract renewals or extensions. Recurring operating costs in these contracts are recognized as incurred.

Practical Expedients and Exemptions
We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions.

We generally expense incremental costs of obtaining a contract (e.g., sales commissions) when incurred because the amortization period would have been one year or less. These costs are recorded within selling, general and administrative expenses in our consolidated statements of operations. For certain of our long-term contracts, recoverable costs are capitalized and amortized on a straight-line basis over the expected customer relationship period.

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

Stock-Based Compensation
Stock-based compensation represents the cost related to stock-based awards granted to directors and employees. Stock-based compensation cost is measured at the grant date or modification date, based on the estimated fair value of the award and recognized as expense, net of estimated forfeitures, over the vesting periods. For awards subject to cliff vesting, compensation cost is recognized by way of a straight-line method over the award’s expected vesting period. For awards subject to graded vesting, compensation cost is recognized by way of an accelerated attribution method over the entire awards’ expected vesting periods.

Advertising
Advertising costs are expensed as incurred. Advertising expense was $33 million, $25 million, and $34 million for the years ended December 31, 2021, 2020, and 2019, respectively.

Research and Development Costs
Research and development costs (“R&D”), which principally include employee compensation costs, are expensed as incurred.

Cash and Cash Equivalents
Cash and cash equivalents consist primarily of highly liquid investments purchased with an original maturity of three months or less at the date of acquisition, such as bank deposits, money market funds, and interest bearing bank accounts with insignificant interest rate risk. The fair value of cash and cash equivalents approximates the carrying amount.

Restricted Cash and Cash Equivalents
We are required by gaming regulations to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. These restricted cash balances are based primarily on the jackpot meters displayed to slot players, or for previously won jackpots, and vary by jurisdiction. Under our Italian Lotto contract, we deposit wagers, net of prizes paid and retailer commissions retained by the retailer at point of sale, into bank accounts, the use of which is restricted based on the contract with our customer. Restricted cash is also maintained for interactive digital player deposits, collections on factored and serviced receivables not yet paid through to the third-party owner, and for customer funds received in relation to the provision of our commercial services. These amounts are restricted based on the contracts with our customers or local regulations.

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

Assets and Liabilities Held for Sale

We classify assets and liabilities (disposal groups) to be sold as held for sale in the period in which all of the following criteria are met: management, having the authority to approve the action, commits to a plan to sell the disposal group; the disposal group is available for immediate sale in its present condition subject to terms customary for sales of such disposal groups; an active program to locate a buyer and other actions required to complete the plan to sell the disposal group have been initiated; the sale of the disposal group is probable, and transfer of the disposal group is expected to qualify for recognition as a completed sale within one year; the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

We initially measure a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until the date of sale. We assess the fair value of a disposal group, less any costs to sell, each reporting period it remains classified as held for sale and report any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the carrying value of the disposal group at the time it was initially classified as held for sale.

Upon determining that a disposal group meets the criteria to be classified as held for sale, we report the assets and liabilities of the disposal group, if material, in the line items assets held for sale and liabilities held for sale in the consolidated balance sheet in each period presented. Refer to Note 3 - Discontinued Operations and Assets Held for Sale, for further information.

Systems, Equipment and Other Assets Related to Contracts, Net and Property, Plant and Equipment, Net
We have two categories of fixed assets: systems, equipment and other assets related to contracts (“Systems & Equipment”) and property, plant and equipment (“PPE”).

Systems & Equipment are assets that primarily support our operating contracts, FMCs, and WAP systems (collectively, the “Contracts”) and are principally composed of lottery and gaming assets, including those that are accounted for as operating leases with our customers. PPE are assets we use internally, not associated with Contracts, primarily related to production and assembly, selling, general and administration, and R&D.

Systems & Equipment and PPE are stated at cost, net of accumulated depreciation and accumulated impairment loss, if any. Costs incurred for Systems & Equipment and PPE not yet placed into service are classified as construction in progress and are not depreciated until placed in service. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets. Repair and maintenance costs are expensed as incurred, whereas major improvements that increase asset values and extend useful lives are capitalized.

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

Goodwill has been allocated to and is tested for impairment at the reporting unit level, which is the same level as our operating segments. We evaluate our reporting units annually and if necessary, reassign goodwill using a relative fair value approach. As of December 31, 2021 we have identified three reporting units: Global Lottery, Global Gaming, and Digital & Betting.

Goodwill is tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. In performing the goodwill impairment test, we estimate the fair value of the reporting units using an income approach based on projected discounted cash flows. We have the option to first assess various qualitative factors (commonly referred to as “Step 0”) to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount and whether a quantitative analysis is necessary. If the Company does not elect to perform Step 0, it can voluntarily proceed directly to Step 1. In Step 1, the Company performs a quantitative analysis to compare the fair value of its reporting unit to its carrying value including goodwill. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not considered impaired, and the Company is not required to perform further testing. If the carrying value of a reporting unit exceeds its fair value, then the Company would record an impairment loss equal to the difference.

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

Costs incurred during the application development phase of software for services provided to customers are capitalized as internal-use software and amortized over the useful life to cost of services in the consolidated statements of operations. Costs incurred during the application development of software for internal use, and not for use in services provided to customers, are capitalized and amortized over the useful life to selling, general and administrative expenses in the consolidated statements of operations.

Upfront License Fees
We periodically make long-term investments in contracts with customers and obtain licenses to supply products and services to our customers. As consideration, we pay license fees, which are classified as other non-current assets in the consolidated balance sheets. We recognize the amortization of the license fees as a reduction of service revenue over the estimated economic life of the license term. This method reflects the pattern in which economic benefits are expected to be realized. The recoverability of each payment is subject to significant estimates about future revenues related to the contracts’ future cash flows. We evaluate these assets for impairment and update amortization rates on an agreement by agreement basis. The assets are reviewed for impairment whenever events or changes in circumstances indicate their carrying amount may not be recoverable. In periods in which payments are made to the customer, we classify the payment as a cash outflow from operating activities in the consolidated statements of cash flows.

Jackpot Accounting
We incur costs to fund jackpots and accrue jackpot liabilities with every wager on devices connected to a WAP system. Jackpot liabilities are estimated based on the size of the jackpot, the number of WAP units in service, variations and volume of play, and interest rate movements. Jackpots are generally payable to winners immediately, in the case of instant wins, or in equal annual installments over 19 to 25 years. Winners may elect to receive a lump sum payment for the present value of the jackpot discounted at applicable interest rates in lieu of periodic annual installments.

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

Liabilities due to future winners are recorded at the present value of the estimated amount of jackpots not yet won. We estimate the present value of these liabilities using current market rates, weighted with historical lump sum payout election ratios. Based on the most recent historical patterns, approximately 95% of winners will elect the lump sum payment option. The current portion of these liabilities are estimated based on historical experience with winner payment elections, in conjunction with the theoretical projected number of jackpots.

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

Treasury Stock
We account for treasury stock acquisitions using the cost method. We account for the retirement of treasury stock by deducting its par value from common stock and reflecting any excess of cost over par value as a deduction from additional paid-in capital in the consolidated balance sheets.

Fair Value Measurements
We account for certain financial assets and liabilities at fair value. Financial assets and liabilities are categorized, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the use of observable inputs and the lowest priority to the use of unobservable inputs. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. These levels are as follows:
•Level 1 - inputs are based upon unadjusted quoted prices for identical instruments in active markets
•Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the instruments
•Level 3 - inputs are unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability

Derivative Financial Instruments
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

For derivative instruments designated as fair value hedges, changes in fair value are recorded in interest expense and are offset by changes in the fair value of the underlying debt instrument due to changes in the benchmark interest rate. In the event the derivative instruments are subsequently de-designated as hedges, the change in fair value is recognized in interest expense, net in the consolidated statements of operations with no corresponding offset to debt.
For derivative instruments designated as net investment hedges, the spot portion of the derivative gain or loss is reported in foreign currency translation within other comprehensive income (loss) to offset any gains or losses on translation of the net investment in the subsidiary until the net investment is sold or liquidated, at which point the amounts are reclassified to earnings. All other components of the derivative fair value will be reported as either interest income or interest expense, on an amortized basis.

Derivative instruments not designated as hedges are recognized in the consolidated balance sheet at fair value with the changes in fair value recorded in foreign exchange (gain) loss, net in the consolidated statements of operations.

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

Certain of our long term lottery and commercial gaming service arrangements include leases for equipment installed at customer locations. As the lessor, we combine lease and non-lease components for all classes of underlying assets in arrangements that involve operating leases. The single combined component is accounted for under ASC 842, Leases, or ASC 606, Revenue from Contracts with Customers (“ASC 606”), depending on which component is the predominant component in the arrangement. If a component cannot be combined, the consideration is allocated between the lease component and the non-lease component based on relative standalone selling price.

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

We recognize interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statement of operations. Accrued interest and penalties are included within other non-current liabilities in the consolidated balance sheets.

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

New Accounting Standards - Recently Adopted
In July 2021, the FASB issued ASU No. 2021-05, Leases (Topic 842) - Lessors - Certain Leases with Variable Lease Payments (“ASU 2021-05”). This update requires sales-type or direct financing leases with variable payments that do not depend on a rate or an index and would have otherwise resulted in a day-one loss at lease commencement, to be classified as operating leases. The amendments in ASU 2021-05 are effective for annual periods beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted. The amendments can be applied retrospectively to leases that commenced or were modified on or after adoption of ASC 842, Leases, or prospectively to leases that commence or are modified on or after the date of adoption. We adopted ASU 2021-05 as of October 1, 2021 and applied the provisions prospectively to leases that commenced or were modified on or after October 1, 2021. The adoption did not have a material impact on our consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40) (“ASU 2020-06”). This update simplifies the convertible debt accounting framework by reducing the number of accounting models used to account for convertible debt and preferred stock instruments. It also amends the accounting for certain contracts in an entity's own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies the diluted earnings per share calculations for convertible debt instruments. We adopted ASU 2020-06 as of January 1, 2021 using a modified retrospective approach. The adoption did not have a material impact on our consolidated financial statements and had no effect on earnings per share information in the period of adoption.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This update provides, among other things, simplifications for accounting for income taxes by removing certain exceptions. We adopted ASU 2019-12 as of January 1, 2021 and applied it prospectively. The adoption did not have a material impact on our consolidated financial statements.

New Accounting Standards - Not Yet Adopted
In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). The amendments create an exception to the general recognition and measurement principal in ASC 805, Business Combinations to measure assets and liabilities acquired in a business combination at fair value. Instead, an acquirer in a business combination will be required to apply ASC 606 to recognize and measure contract assets and contract liabilities that result from contracts accounted for under ASC 606 on the acquisition date and will generally result in the acquirer recognizing amounts consistent with those recorded by the acquiree immediately before the acquisition date. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the timing and impact of adopting this guidance.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). This update provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848) - Scope (“ASU 2021-01”) to clarify that ASU 2020-04 may apply to certain derivative contracts and hedging relationships affected by changes in the interest rates used for margining, discounting, or contract price alignment in connection with reference rate reform activities. The amendments in ASU 2020-04 and ASU 2021-01 are effective upon issuance through December 31, 2022. We are currently evaluating these optional elections and the timing and impact of adopting this guidance.

We do not currently expect that any other recently issued accounting guidance will have a significant effect on the consolidated financial statements.

3.    Discontinued Operations and Assets Held for Sale

On December 7, 2020, the Parent announced that its wholly-owned subsidiary, IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.), had entered into a definitive agreement to sell one hundred percent of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conducted its Italian B2C gaming machine, sports betting, and digital gaming businesses to Gamenet Group S.p.A. for a cash sale price of €950 million (€725 million of which was paid at closing, €100 million of which was paid on August 5, 2021, and the remaining €125 million of which is payable on September 30, 2022).

On May 10, 2021, the Company completed the sale and used the funds received at closing to pay transaction expenses and partially fund the May 20, 2021 full redemption of the 4.750% Senior Secured Euro Notes due February 2023 through the exercise of the make-whole call option. The consideration received, net of $139 million of cash and restricted cash transferred, was $1.0 billion and resulted in a pre-tax gain on sale of $396 million ($391 million net of tax).

Summarized financial information for discontinued operations is shown below:

	For the year ended December 31,
($ in millions)	2021	2020	2019
Total revenue	74	429	778

Operating income (1)	24	51	159

Income from discontinued operations before provision for (benefit from) income taxes	23	43	157
(Benefit from) provision for income taxes on discontinued operations	(1)	7	42
Gain on sale of discontinued operations before provision for income taxes	396	—	—
Provision for income taxes on sale of discontinued operations	5	—	—
Income from discontinued operations	415	37	114
Less: Net (loss) income attributable to non-controlling interests from discontinued operations	(2)	(5)	5
Income from discontinued operations attributable to IGT PLC	417	41	110
(1) Includes depreciation and amortization of $95 million and $100 million for the years ended 2020 and 2019, respectively. There was no depreciation and amortization in 2021.

The Company has continuing involvement with the businesses via a transition services agreement (“TSA”). As part of the TSA, the Company provides various telecommunications, information technology, and back-office services for which the Company will continue to receive compensation. These services generally expire after no more than three years.

The following represents the major classes of assets and liabilities held for sale as part of our discontinued operations:

December 31,
($ in millions)	2020
Assets:
Trade and other receivables, net	62
Other current assets	58
Systems, equipment and other assets related to contracts, net	86
Goodwill	520
Intangible assets, net	55
Other non-current assets	52
Assets held for sale	833
Liabilities:
Accounts payable	63
Other current liabilities	164
Other non-current liabilities	23
Liabilities held for sale	250
The Company allocated $520 million of goodwill to discontinued operations using a relative fair value approach. Prior to the allocation to discontinued operations, the goodwill was included within our Global Gaming segment.
At December 31, 2021 and 2020, there were $4 million and $5 million, respectively, of other disposal groups that meet the requirements to be classified as held for sale included in assets held for sale in our consolidated balance sheets.

4.    Revenue Recognition

Disaggregation of Revenue

The following tables summarize revenue disaggregated by business segment and the source of the revenue for the years ended December 31, 2021, 2020, and 2019:

	For the year ended December 31, 2021
($ in millions)	Global Lottery	Global Gaming	Digital & Betting	Total
Operating and facilities management contracts	2,363	—	—	2,363
Gaming terminal services	—	424	—	424
Digital and betting services	—	—	163	163
Systems, software, and other	327	206	—	534
Service revenue	2,690	630	163	3,483

Lottery products	123	—	—	123
Gaming terminals	—	339	—	339
Other	—	143	1	144
Product sales	123	482	1	606
Total revenue	2,812	1,112	165	4,089

	For the year ended December 31, 2020
($ in millions)	Global Lottery	Global Gaming	Digital & Betting	Total
Operating and facilities management contracts	1,744	—	—	1,744
Gaming terminal services	—	298	—	298
Digital and betting services	—	—	114	114
Systems, software, and other	299	186	—	484
Service revenue	2,043	483	114	2,640

Lottery products	121	—	—	121
Gaming terminals	—	205	—	205
Other	—	148	1	149
Product sales	121	354	1	476
Total revenue	2,164	837	115	3,115

	For the year ended December 31, 2019
($ in millions)	Global Lottery	Global Gaming	Digital & Betting	Total
Operating and facilities management contracts	1,931	—	—	1,931
Gaming terminal services	—	568	—	568
Digital and betting services	—	—	76	76
Systems, software, and other	252	274	—	527
Service revenue	2,183	842	76	3,101

Lottery products	110	—	—	110
Gaming terminals	—	581	—	581
Other	—	225	15	240
Product sales	110	806	15	931
Total revenue	2,293	1,648	91	4,032

Sources of Revenue

Service Revenue

Service revenue is derived from the following sources:

•Operating and facilities management contracts;
•Gaming terminal services;
•Digital and betting services; and
•Systems, software, and other

Operating and Facilities Management Contracts – Global Lottery

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

Under operating contracts, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of consideration to which we are typically entitled is variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our performance completed to date. In arrangements where we are performing services on behalf of the government and the government is considered our customer, revenue is recognized net of prize payments, taxes, retailer commissions, and remittances to state authorities. Under operating contracts, we are generally required to pay an upfront license fee. Refer to the Upfront License Fees policy above for further details.

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

Gaming terminal services – Global Gaming

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

Digital and betting services – Digital & Betting

We generate revenue from our iGaming solutions by providing gaming operators a license to offer IGT remote game server games on the operator websites and mobile applications. We typically offer customers a usage-based license under which we receive a fee based on the net gaming revenue derived by the operator attributable to the IGT remote game server games. Revenue is typically recognized when the usage occurs.

We provide sports betting technology and services to commercial and tribal operators and lotteries in regulated markets, primarily in the U.S. In the service contracts to our U.S. licensed sportsbook operators, we host a sports betting platform and a variety of services including installation, configuration and integration services. For customers who want to have an outsourcing model, we also offer trading services with the inclusion of odds setting and risk management. Under these contracts, we generally record a percentage of net sports revenue over the contractual term.

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

We also develop technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging our distribution network and secure transaction processing, we offer high-volume processing of commercial transactions including prepaid cellular telephone recharges, bill payments, e-vouchers and retail-based programs, electronic tax payments, stamp duty services, prepaid card recharges, and money transfers. These services are primarily offered outside of North America. In most cases, these arrangements are considered to be short in duration. The amount of transaction price that we are typically entitled to is variable based on the number of transactions processed. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance.

Systems, software, and other – Global Gaming

Our gaming contracts generally include other services, including telephone support, software maintenance, content licensing, royalty fees, hardware maintenance, and the right to receive unspecified updates or enhancements on a when-and-if-available basis, and other professional services. We also generate revenue from other services, including video central system monitoring, system support, and sales or usage-based licensing of intellectual property. Fees earned for other services are generally recognized as service revenue in the period the service is performed (i.e., over the support period).

Product Sales
Product sales are derived from the following sources:

•Lottery products;
•Gaming terminals; and
•Other

Lottery products – Global Lottery

Lottery products revenue primarily includes the sale of lottery equipment, lottery systems and printed products.

Our revenue from the sale or sales-type lease of lottery systems and equipment typically includes multiple performance obligations, where we assemble, sell, deliver, and install a turnkey system (inclusive of point-of-sale terminals, if applicable) or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system or equipment. Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is typically secured by the related equipment sold. Revenue from the sale of lottery systems and equipment is recognized based upon the contractual terms of each arrangement. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract or at the convenience of the customer. In these arrangements, the performance obligation is satisfied over time if the customer controls the asset as it is created (i.e., when the asset is built at the customer site) or if our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. If revenue is not recognized over time, it is generally recognized upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions. If the transaction includes multiple performance obligations, it is accounted for under arrangements with multiple performance obligations, discussed below.

Our other lottery product sales are primarily derived from the production and sales of instant ticket games under multi-year contracts. In these arrangements, the performance obligation is generally satisfied at a point in time (i.e., upon transfer of control of the game tickets to the customer) based on the contractual terms of each arrangement.

Gaming terminals – Global Gaming

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

Other – Global Gaming

Other gaming product revenue is primarily comprised of gaming system sales, content licensing, perpetual or long-term software licenses, non-machine related equipment and component parts (including game themes and electronic conversion kits). Our revenue from the sale of gaming systems typically includes multiple performance obligations, where we sell, deliver, and install a turnkey system or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract. Such arrangements include hardware, software, and professional services. In these arrangements, the performance obligation is generally satisfied upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions.

Other – Digital & Betting

Other digital and betting product revenue is primarily comprised of perpetual software licenses, the sale of equipment, and component parts.

Contract Balances

Information about contract assets and contract liabilities is as follows:

($ in millions)	December 31, 2021	December 31, 2020	Balance Sheet Classification
Contract assets:
Current	49	53	Other current assets
Non-current	69	75	Other non-current assets
	118	128

Contract liabilities:
Current	(104)	(108)	Other current liabilities
Non-current	(47)	(62)	Other non-current liabilities
	(151)	(170)

The amount of revenue recognized during the years ended December 31, 2021, 2020, and 2019 that was included in the contract liabilities balance at the beginning of each period was $107 million, $56 million, and $51 million, respectively.

Transaction Price Allocated to Remaining Performance Obligations

At December 31, 2021, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $1.1 billion. Of this amount, we expect to recognize as revenue approximately 28% within the next 12 months, approximately 34% between 13 and 36 months, approximately 22% between 37 and 60 months, and the remaining balance through December 31, 2031.

5.    Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less.

	December 31,
($ in millions)	2021	2020
Trade and other receivables, gross	917	862
Allowance for credit losses	(15)	(16)
Trade and other receivables, net	903	846

The following table presents the activity in the allowance for credit losses:

	December 31,
($ in millions)	2021	2020	2019
Balance at beginning of year	(16)	(22)	(29)
(Provisions) recoveries, net	(2)	(6)	3
Amounts written off as uncollectible	2	10	3
Other (1)	—	3	—
Balance at end of year	(15)	(16)	(22)
 (1) Includes the effect of the adoption of ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments (“ASC 326”) in 2020.

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $1.1 billion and $1.5 billion during the years ended December 31, 2021 and 2020, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected in net cash provided by operating activities in the consolidated statements of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored trade receivables, which we then remit to the financial institutions. At December 31, 2021 and 2020, we had $57 million and $110 million, respectively, that was collected on behalf of the financial institutions and recorded as restricted cash and cash equivalents and other current liabilities in the consolidated balance sheets. The net cash flows relating to these collections are reported in net cash used in financing activities in the consolidated statements of cash flows.

6.    Inventories

	December 31,
($ in millions)	2021	2020
Raw materials	107	86
Work in progress	25	23
Finished goods	78	103
Inventories, gross	211	212
Obsolescence reserve	(28)	(43)
Inventories, net	183	169

The following table presents the activity in the obsolescence reserve:

	December 31,
($ in millions)	2021	2020	2019
Balance at beginning of year	(43)	(34)	(40)
Provisions, net	(1)	(34)	(29)
Amounts written off	11	24	23
Other	4	1	12
Balance at end of year	(28)	(43)	(34)

7.    Other Assets

Other Current Assets

		December 31,
($ in millions)	Notes	2021	2020
Customer financing receivables, net		170	232
Other receivables		158	8
Income taxes receivable		64	45
Prepaid expenses		54	39
Contract assets	4	49	53
Value-added tax receivable		28	46
Other		67	55
		589	480

Other Non-Current Assets

		December 31,
($ in millions)	Notes	2021	2020
Upfront license fees, net:
Italian Scratch & Win		680	845
Italian Lotto		380	516
New Jersey		66	74
Indiana		9	10
		1,134	1,446

Customer financing receivables, net		92	84
Contract assets	4	69	75
Deferred income taxes	17	39	33
Finance lease right-of-use assets	11	29	33
Other		66	103
		1,429	1,774

Upfront License Fees

The upfront license fees are being amortized on a straight-line basis as follows:

Upfront License Fee	License Term	Amortization Start Date
Italian Scratch & Win	9 years	October 2019
Italian Lotto	9 years	December 2016
New Jersey	15 years, 9 months	October 2013
Indiana	15 years	July 2013

Yeonama Holdings Co. Limited

In May 2019, we sold our ownership interest in Yeonama Holdings Co. Limited, an investment previously included within other non-current assets in the consolidated balance sheet. The sale resulted in a pre-tax gain of €26 million ($29 million at the May 31, 2019 exchange rate), which is classified in other expense (income), net on the consolidated statements of operations for the year ended December 31, 2019.

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

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the consolidated balance sheets as follows:

	December 31, 2021
($ in millions)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	220	111	332
Allowance for credit losses	(51)	(20)	(71)
Customer financing receivables, net	170	92	261

	December 31, 2020
($ in millions)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	275	91	365
Allowance for credit losses	(43)	(7)	(50)
Customer financing receivables, net	232	84	316

The following table presents the activity in the allowance for credit losses:

	December 31,
($ in millions)	2021	2020	2019
Balance at beginning of year	(50)	(32)	(29)
Provisions, net	(29)	(37)	(2)
Amounts written off as uncollectible	8	24	—
Other (1)	—	(5)	—
Balance at end of year	(71)	(50)	(32)
(1) Includes the effect of the adoption of ASC 326 in 2020.

The Company’s customer financing receivable portfolio is composed of customers primarily within the Global Gaming business segment. We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to, credit scores obtained from external providers, trade references, bank references, and historical experience. Risk profiles differ based on customer location and are pooled as North America, Latin America and the Caribbean (“LAC”), and Europe, Middle East and Africa and Asia Pacific (“EMEA & APAC”). In 2021, we combined the EMEA & APAC regions as these customers have similar credit risk profiles and we apply the same expected loss rates when determining the allowance requirement.

During the year ended December 31, 2021 and 2020, customer financing receivables, primarily within LAC, of $8 million and $24 million, respectively, were written off as uncollectible due to the impacts of COVID-19. Additionally, due to the extended duration of the COVID-19 induced shutdowns in LAC and potential future impacts on our customers caused by COVID-19, we renegotiated payment plans to accommodate for the shutdowns and adjusted expected loss rates, increasing our allowance for credit losses during the year ended December 31, 2021 and 2020. At December 31, 2021 and 2020, we had $58 million and $43 million, respectively, of credit loss allowances associated with the LAC customer financing receivables.

The customer financing receivables at amortized cost by year of origination and the geography credit quality indicator at December 31, 2021 are as follows:

	Year of Origination
($ in millions)	2021	2020	2019	2018	Prior	Total
North America	31	26	7	—	2	67
LAC	34	14	88	28	10	174
EMEA & APAC	46	13	16	13	2	91
	111	54	112	41	14	332

The past due balance, which represents installments that are one day or more past their contractual due date, of customer financing receivables at amortized cost and the geography credit quality indicator at December 31, 2021 is as follows:

($ in millions)	North America	LAC	EMEA & APAC	Total
Past due	2	77	17	96
Short-term portion not yet due	35	47	42	124
Long-term portion not yet due	30	50	32	111
	67	174	91	332

8.    Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Our significant financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
($ in millions)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Derivative assets	Other current and other non-current assets	—	3	—	3
Equity investments	Other non-current assets	6	—	—	6
Liabilities:
Derivative liabilities	Other current and other non-current liabilities	—	2	—	2

		December 31, 2020
($ in millions)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Derivative assets	Other current and other non-current assets	—	11	—	11
Equity investments	Other non-current assets	6	—	—	6
Liabilities:
Derivative liabilities	Other current and other non-current liabilities	—	10	—	10

Valuation Techniques

Derivative assets and liabilities classified as Level 2 were derived from quoted market prices for similar instruments or by discounting the future cash flows with adjustments for credit risk as appropriate. All significant inputs were derived from or corroborated by observable market data including current forward exchange rates and LIBOR rates, among others.

At December 31, 2021 and 2020, the carrying amounts for cash and cash equivalents, restricted cash, trade and other receivables, other current assets, accounts payable, and other current liabilities approximated their estimated fair values because of their short-term nature.

Financial Assets and Liabilities Not Carried at Fair Value

The carrying amounts and fair value hierarchy classification of our significant financial assets and liabilities not carried at fair value as of December 31, 2021 and 2020 are as follows:

	December 31, 2021
($ in millions)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Customer financing receivables, net	261	—	—	245	245
Equity investments	11	—	—	11	11
Liabilities:
Jackpot liabilities	196	—	—	184	184
Debt (1)	6,477	—	6,792	—	6,792

	December 31, 2020
($ in millions)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Customer financing receivables, net	316	—	—	313	313
Equity investments	12	—	—	12	12
Liabilities:
Jackpot liabilities	219	—	—	211	211
Debt (1)	8,243	—	8,702	—	8,702
(1) Excludes short-term borrowings and swap adjustments.

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

Cash Flow Hedges

The notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2021 and 2020 were $42 million and $62 million, respectively. The amount recorded within other comprehensive income (loss) at December 31, 2021 is expected to impact the consolidated statement of operations in 2022.

Fair Value Hedges

In September 2015, we executed $625 million notional amount of interest rate swaps that effectively converted $625 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 from fixed interest rate debt to variable rate debt. In March 2021 and August 2020, $425 million and $200 million notional amount of the interest rate swaps, respectively, were early terminated.

Net Investment Hedges

In October 2018, we executed $200 million notional amount of cross-currency swaps that are a hedge of foreign exchange risk associated with a net investment in foreign operations. In March 2021 and March 2020, $100 million notional amount of the cross-currency swaps were early terminated in each respective month.

Derivatives Not Designated as Hedging Instruments

The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2021 and 2020 was $283 million and $295 million, respectively.

Refer to Note 19 - Shareholders’ Equity - Accumulated Other Comprehensive Income for further information.

10.    Systems, Equipment and Other Assets Related to Contracts, net and Property, Plant and Equipment, net

Systems & Equipment and PPE, net consist of the following:

	Systems & Equipment, net		PPE, net
	December 31,		December 31,
($ in millions)	2021	2020	2021	2020
Land	—	—	1	1
Buildings	—	2	58	69
Terminals and systems	2,479	2,615	—	—
Furniture and equipment	138	150	255	259
Construction in progress	75	77	10	15
	2,691	2,844	324	344
Accumulated depreciation	(1,754)	(1,776)	(205)	(212)
	937	1,068	119	132

The estimated useful lives of assets are as follows:

Asset	Estimated life in years
Systems & Equipment
Buildings	40
Terminals and systems - lottery	Generally do not exceed 10 years
Terminals and systems - gaming	3-5
Furniture and equipment	Generally do not exceed 10 years
PPE
Buildings	40
Furniture and equipment	5-10

Leasehold improvements are amortized over the shorter of the corresponding lease term or estimated useful life.

Gain on Sale of Assets to Distributor

During 2019, we entered into a long-term strategic agreement with a distributor in Oklahoma that included the sale of used, non-premium equipment, which was previously included within systems, equipment and other assets related to contracts, net within the consolidated balance sheet. This sale resulted in a gain of $28 million which is classified in other operating expense (income), net on the consolidated statements of operations for the year ended December 31, 2019.

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

The classification of our operating and finance leases in the consolidated balance sheets is as follows:

		December 31,
($ in millions)	Balance Sheet Classification	2021	2020
Assets:
Operating ROU asset	Operating lease right-of-use assets	283	288
Finance ROU asset, net (1)	Other non-current assets	29	33
Total lease assets		312	321

Liabilities:
Operating lease liability, current	Other current liabilities	39	44
Finance lease liability, current	Other current liabilities	10	11
Operating lease liability, non-current	Operating lease liabilities	269	266
Finance lease liability, non-current	Other non-current liabilities	27	31
Total lease liabilities		344	352
(1) Finance ROU assets are recorded net of accumulated amortization of $24 million and $16 million at December 31, 2021 and 2020, respectively.

Weighted-average lease terms and discount rates are as follows:

	December 31,
	2021	2020	2019
Weighted-Average Remaining Lease Term (in years)
Operating leases	8.47	8.32	8.80
Finance leases	4.73	5.13	6.01
Weighted-Average Discount Rate
Operating leases	6.71%	7.01%	7.74%
Finance leases	4.98%	5.16%	5.45%

Components of lease expense are as follows:

	For the year ended December 31,
($ in millions)	2021	2020	2019
Operating lease costs	71	72	76
Finance lease costs (1)	13	11	10
Variable lease costs (2)	23	23	22
(1) Includes amortization of ROU assets of $11 million, $9 million, and $8 million for the years ended December 31, 2021, 2020, and 2019, respectively and interest on lease liabilities of $2 million, $2 million, and $2 million, for the years ended December 31, 2021, 2020, and 2019, respectively.
(2) Includes immaterial amounts related to short-term leases and sublease income.

Maturities of operating and finance lease liabilities at December 31, 2021 are as follows ($ in millions):

Year	Operating Leases	Finance Leases	Total (1)
2022	57	11	69
2023	52	9	60
2024	48	6	55
2025	44	6	49
2026	39	5	44
Thereafter	170	4	174
Total lease payments	410	41	451
Less: Imputed interest	(102)	(5)	(107)
Present value of lease liabilities	307	37	344
(1) The maturities above exclude leases that have not yet commenced. We have committed rental payments of $8.9 million for leases that will commence in 2022 with lease terms ranging from 7-9 years.

Cash flow information and non-cash activity related to leases is as follows:

	For the year ended December 31,
($ in millions)	2021	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating and finance leases	67	68	74
Finance cash flows from finance leases	13	10	8

Non-cash activity:
ROU assets obtained in exchange for lease obligations (net of early terminations)
Operating leases	5	34	13
Finance leases	7	6	9

Lessor

We have various arrangements for lottery and gaming equipment under which we are the lessor.

Our lease arrangements typically have lease terms ranging from one month to 4 years. These leases generally meet the criteria for operating lease classification, as the lease payments are typically variable based on a percentage of sales, a percentage of amounts wagered, net win, or a daily fee per active gaming terminal. Our leases generally do not contain variable payments that are dependent on an index or rate. We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from operating leases is included within service revenue in the consolidated statements of operations. Operating lease income was approximately 6%, 6%, and 7% of total revenue for the years ended December 31, 2021, 2020, and 2019, respectively.

Our sales-type lease arrangements typically have lease terms ranging from one year to 10 years. We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from sales-type leases is included within product sales in the consolidated statements of operations. Total sales-type lease income was approximately 1% of total revenue for each of the years ended December 31, 2021, 2020, and 2019. Sales-type lease receivables are included within customer financing receivables, net, which are a component of other current assets and other non-current assets within the consolidated balance sheets. Additional information on customer financing receivables is included in Note 7 – Other Assets.

12.    Restructuring

During 2021 and 2020, we initiated the following restructuring plans as described below. During 2019, we expanded existing restructuring plans which were initiated in the prior year and were substantially completed by December 31, 2019.

2021 Italian Workforce Redundancies
In connection with the sale of our Italian B2C gaming machine, sports betting, and digital gaming businesses, management agreed to provide to the buyer information technology and back-office services for a period of one to three years via a TSA. As certain of these services are concluding, during the fourth quarter of 2021 management performed a detailed review of redundant roles and created a plan to eliminate certain redundancies as TSA services lapse, by commencing voluntary early retirement programs. We expect to incur approximately $38 million in severance and related employee costs associated with these early retirement programs through December 31, 2023, as management and the identified employees reach a mutual understanding of the separation benefits. Cash payments associated with these programs are expected to be made through 2030. During the year ended December 31, 2021 we incurred $11 million of severance and related employee costs under the plan, within our Global Lottery segment and corporate support function.

2020 Segment Reorganization
The 2020 segment reorganization plan was a global initiative that simplified our organizational structure and increased efficiency and effectiveness. During the year ended December 31, 2021 we revised our cost estimates resulting in a $1 million reduction of expense under the plan. Since the plan’s inception, we incurred severance and related employee costs primarily within our Global Lottery and Global Gaming segments and corporate support function totaling $15 million. This plan was substantially completed as of March 31, 2021.

2020 Global Supply Chain Optimization
The 2020 global supply chain optimization plan was an initiative that optimized our global supply chain and footprint resulting in a significant reduction to our primary manufacturing operations. During the year ended December 31, 2021 we revised our cost estimates resulting in a $1 million reduction of expense under the plan. Since the plan’s inception, we incurred severance and related employee costs, and other costs of $8 million, primarily within our Global Gaming segment. This plan was substantially completed as of March 31, 2021.

2020 Technology Organization Consolidation
The 2020 technology organization consolidation plan was an initiative that realigned and consolidated operations, reduced costs, and improved operational efficiencies within our Technology group. During the year ended December 31, 2021 we revised our cost estimates resulting in a $4 million reduction of expense under the plan. Since the plan’s inception, we incurred severance and related employee costs of $13 million, primarily within our Global Gaming segment. This plan was substantially completed as of December 31, 2021.

Rollforward of Restructuring Liability
The following table presents the activity in the restructuring liabilities for the above plans for the years ended December 31, 2021 and December 31, 2020:

($ in millions)	Severance and Related Employee Costs	Other	Total
Balance at December 31, 2019	—	—	—
2020 segment reorganization plan expense, net	16	—	16
2020 global supply chain optimization plan expense, net (1)	5	3	8
2020 technology organization consolidation plan expense, net	17	—	17
Cash paid for all plans	(16)	(2)	(18)
Reversals of expense and other	1	—	1
Balance at December 31, 2020	23	1	24
2021 Italian workforce redundancies plan expense, net	11	—	11
Cash paid for all plans	(17)	—	(17)
Reversals of expense and other	(5)	(1)	(6)
Balance at December 31, 2021	12	1	13
(1) Other includes approximately $1 million of asset impairment costs, the offset of which is property, plant and equipment, net in the consolidated balance sheet.

Restructuring Expense

The following table summarizes consolidated restructuring expense by segment and type of cost:

	For the year ended December 31, 2021
($ in millions)	Severance and Related Employee Costs	Other	Total
Global Lottery	8	—	8
Global Gaming	(3)	(1)	(4)
Digital & Betting	(1)	—	(1)
Corporate and Other	2	—	2
Total	6	(1)	6

	For the year ended December 31, 2020
($ in millions)	Severance and Related Employee Costs	Other	Total
Global Lottery	5	—	5
Global Gaming	28	4	32
Digital & Betting	2	—	2
Corporate and Other	6	—	6
Total	41	4	45

	For the year ended December 31, 2019
($ in millions)	Severance and Related Employee Costs	Other	Total
Global Lottery	2	—	2
Global Gaming	3	(1)	2
Digital & Betting (1)	—	16	16
Corporate and Other	2	3	4
Total	7	18	25
(1) Primarily consists of asset impairment costs.
13.    Goodwill

As discussed in Note 21 – Segment Information, we established a dedicated Digital & Betting business segment, comprising our iGaming and sports betting activities that were previously included within our Global Gaming business segment. As a result, at September 1, 2021, we allocated a portion of goodwill associated with our Global Gaming reporting unit to the Digital & Betting reporting unit using a relative fair value approach. The goodwill allocated to the Global Gaming and Digital & Betting reporting units was $1.4 billion and $265 million, respectively, and the estimated fair values were determined to exceed the carrying values of each reporting unit, which indicated no impairment existed. In addition, we completed an assessment for any potential goodwill impairment for the former Global Gaming reporting unit immediately prior to the reallocation and determined that no impairment existed.

During 2020, we adopted a new organizational structure focused on two business segments: Global Lottery and Global Gaming. As a result of the change in reporting units, at July 1, 2020, we allocated goodwill to our new reporting units using a relative fair value approach. The goodwill allocated to the new Global Lottery and Global Gaming reporting units was $2.9 billion and $2.2 billion, respectively, and the estimated fair values were determined to exceed the carrying values, which indicated no impairment existed. In addition, we completed an assessment for any potential goodwill impairment for all the former reporting units immediately prior to the reallocation and determined that no impairment existed. Additionally, in connection with the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses, the Company allocated $520 million of goodwill to discontinued operations using a relative fair value approach. Prior to the allocation to discontinued operations, the goodwill was included within our Global Gaming segment.
Changes in the carrying amount of goodwill consist of the following:

		Reporting Units Prior to July 1, 2020			Reporting Units Subsequent to September 1, 2021(1)

($ in millions)	North America Gaming and Interactive	North America Lottery	International	Italy	Global Lottery	Global Gaming	Digital & Betting	Discontinued Operations	Total
Balance at December 31, 2019	1,440	1,222	1,308	1,482	—	—	—	(520)	4,931
Impairment	(103)	—	(193)	—	—	—	—	—	(296)
Segment realignment	(1,337)	(1,222)	(1,113)	(1,480)	2,942	2,209	—	—	—
Foreign currency translation	—	—	(2)	(2)	55	28	—	—	78
Discontinued operations	—	—	—	—	—	(520)	—	520	—
Balance at December 31, 2020	—	—	—	—	2,997	1,716	—	—	4,713
Segment realignment	—	—	—	—	—	(265)	265	—	—
Foreign currency translation	—	—	—	—	(49)	(5)	(3)	—	(58)
Balance at December 31, 2021	—	—	—	—	2,948	1,446	261	—	4,656
(1) From July 1, 2020 to August 31, 2021, we operated under only two business segments: Global Lottery and Global Gaming.

Total goodwill at December 31, 2021, 2020, and 2019 is net of $1.3 billion, $1.3 billion, and $1.1 billion, respectively, of accumulated impairment losses primarily arising from the former North America Gaming and Interactive and International segments of $817 million and $526 million in both 2021 and 2020, respectively, and $714 million and $333 million in 2019, respectively.

Impairment

During the first quarter of 2020, we determined there was an interim goodwill impairment triggering event caused by COVID-19. As a result of the identified triggering event, we estimated the fair value of each of our former reporting units using an income approach based on projected discounted cash flows. Based principally on lower forecasted revenue and operating profits caused by lower demand for our commercial gaming products, we recorded a $296 million non-cash impairment loss with no income tax benefit, of which $193 million and $103 million was recorded within our former International and North America Gaming reporting units, respectively, to reduce the carrying amount of the reporting units to fair value.

During the fourth quarter of 2019, we determined there was an impairment in the former International reporting unit’s goodwill due to lower forecasted cash flows along with a higher weighted-average cost of capital. As a result, we recorded a $99 million non-cash impairment loss with no income tax benefit and reduced the carrying amount of our former International reporting unit to fair value.

14.    Intangible Assets, net

Intangible assets at December 31, 2021 and 2020 are summarized as follows:

			December 31, 2021			December 31, 2020
($ in millions)	Estimated Life (Years)	Weighted- Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized:
Customer relationships	2-20	15.5	2,298	1,349	949	2,300	1,230	1,070
Computer software and game library	3-14	5.6	918	809	109	918	784	134
Trademarks	1-20	14.1	185	106	80	186	92	94
Developed technologies	2-15	5.6	233	216	17	225	213	13
Licenses	3-23	3.5	65	58	6	69	59	11
Other	4-17	9.0	35	28	7	37	27	10
			3,734	2,566	1,168	3,736	2,403	1,332
Unamortized:
Trademarks			245	—	245	245	—	245
			3,979	2,566	1,413	3,981	2,403	1,577

Intangible asset amortization expense of $190 million, $203 million, and $220 million (which includes computer software amortization expense of $23 million, $26 million, and $29 million) was recorded in 2021, 2020, and 2019, respectively.

Amortization expense on intangible assets for the next five years is expected to be as follows ($ in millions):

Year	Amount
2022	186
2023	163
2024	146
2025	122
2026	111
728

15.    Debt

The Company’s long-term debt obligations consist of the following:

	December 31, 2021
($ in millions)	Principal	Debt issuance cost, net	Total
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	—	61
3.500% Senior Secured Euro Notes due July 2024	566	(3)	564
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100	(7)	1,093
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(6)	744
3.500% Senior Secured Euro Notes due June 2026	849	(5)	844
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(5)	745
2.375% Senior Secured Euro Notes due April 2028	566	(4)	562
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(6)	744
Senior Secured Notes	5,393	(36)	5,357

Euro Term Loan Facilities due January 2027	1,133	(12)	1,121
Long-term debt, less current portion	6,525	(48)	6,477

Short-term borrowings	52	—	52

Total debt	6,577	(48)	6,529

	December 31, 2020
($ in millions)	Principal	Debt issuance cost, net	Swap	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,000	(3)	7	1,004
4.750% Senior Secured Euro Notes due February 2023	1,043	(5)	—	1,038
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	—	—	61
3.500% Senior Secured Euro Notes due July 2024	614	(4)	—	610
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100	(8)	—	1,092
3.500% Senior Secured Euro Notes due June 2026	920	(7)	—	913
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(6)	—	744
2.375% Senior Secured Euro Notes due April 2028	614	(5)	—	608
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(7)	—	743
Senior Secured Notes	6,851	(45)	7	6,813

Euro Term Loan Facilities due January 2027	1,055	(11)	—	1,044
Long-term debt, less current portion	7,906	(56)	7	7,857

Euro Term Loan Facility due January 2027	393	—	—	393
Current portion of long-term debt	393	—	—	393

Total debt	8,299	(56)	7	8,250

At December 31, 2021 and December 31, 2020, $17 million and $24 million, respectively, of debt issuance costs, net for the Revolving Credit Facilities with no outstanding borrowings, are recorded as other non-current assets in the consolidated balance sheets.

The principal amount of long-term debt maturing over the next five years and thereafter as of December 31, 2021 is as follows ($ in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2022	—	—	—
2023	61	—	61
2024	—	793	793
2025	1,100	227	1,327
2026	750	1,076	1,826
2027 and thereafter	1,500	1,019	2,519
Total principal payments	3,411	3,115	6,525

Senior Secured Notes

The key terms of our senior secured notes (the “Notes”), which were rated Ba3 and BB by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), respectively, at December 31, 2021, are as follows:

Description	Principal (in millions)	Effective Interest Rate	Issuer	Guarantors	Collateral	Redemption	Interest payments
5.350% Senior Secured U.S. Dollar Notes due October 2023	$61	5.47%	IGT	**	††	+	Semi-annually in arrears
3.500% Senior Secured Euro Notes due July 2024	€500	3.68%	Parent	*	†	++	Semi-annually in arrears
6.500% Senior Secured U.S. Dollar Notes due February 2025	$1,100	6.71%	Parent	*	†	++	Semi-annually in arrears
4.125% Senior Secured U.S. Dollar Notes due April 2026	$750	4.34%	Parent	*	†	+++	Semi-annually in arrears
3.500% Senior Secured Euro Notes due June 2026	€750	3.65%	Parent	*	†	+++	Semi-annually in arrears
6.250% Senior Secured U.S. Dollar Notes due January 2027	$750	6.41%	Parent	*	†	++	Semi-annually in arrears
2.375% Senior Secured Euro Notes due April 2028	€500	2.50%	Parent	*	†	+++	Semi-annually in arrears
5.250% Senior Secured U.S. Dollar Notes due January 2029	$750	5.39%	Parent	*	†	+++	Semi-annually in arrears

*    Certain subsidiaries of the Parent.

**    The Parent and certain subsidiaries of the Parent.

†    Ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable.

††    Certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable.

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

The Notes contain customary covenants and events of default. At December 31, 2021, the issuers were in compliance with the covenants.

On February 11, 2022, the Moody’s rating increased to Ba2 and on February 16, 2022, the S&P’s rating increased to BB+.

4.750% Senior Secured Euro Notes due February 2023

In May 2021, the Parent used the proceeds from the sale of the Italian B2C gaming machine, sports betting, and digital gaming businesses and borrowings under the Revolving Credit Facilities to redeem $1.0 billion (€850 million) of the 4.750% Senior Secured Euro Notes due February 2023 through the exercise of the make-whole call option for total consideration, excluding interest, of $1.1 billion. The Company recorded a $67 million loss on extinguishment of debt in connection with the repurchase, which is classified in other expense (income), net in the consolidated statement of operations for the year ended December 31, 2021.

4.125% Senior Secured U.S. Dollar Notes due April 2026

In March 2021, the Parent issued $750 million of 4.125% Senior Secured U.S. Dollar Notes due April 2026 (the “4.125% Notes”) at par. The Parent used the proceeds to partially redeem the 6.250% Senior Secured U.S. Dollar Notes due February 2022.

Interest on the 4.125% Notes is payable semi-annually in arrears.

The 4.125% Notes are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable.

Prior to April 15, 2023, the Parent may redeem the 4.125% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. From April 15, 2023 to April 14, 2024, the Parent may redeem the 4.125% Notes in whole or in part at 102.063% of their principal amount together with accrued and unpaid interest. From April 15, 2024 to April 14, 2025, the Parent may redeem the 4.125% Notes in whole or in part at 101.031% of their principal amount together with accrued and unpaid interest. On or after April 15, 2025, the Parent may redeem the 4.125% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem the 4.125% Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the 4.125% Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. In certain events of default, the 4.125% Notes outstanding may become due and payable immediately.

6.250% Senior Secured U.S. Dollar Notes due February 2022

In March 2021, the Parent used the proceeds from the sale of the 4.125% Notes and borrowings under the Revolving Credit Facilities to redeem $1.0 billion of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 for total consideration, excluding interest, of $1.0 billion. The Company recorded an $18 million loss on extinguishment of debt in connection with the repurchase, of which a $24 million loss is classified in other expense (income), net and an offsetting gain of $6 million is classified in interest expense, net in the consolidated statement of operations for the year ended December 31, 2021.

5.250% Senior Secured U.S. Dollar Notes due January 2029

In June 2020, the Parent issued $750 million of 5.250% Senior Secured U.S. Dollar Notes due January 2029 (the “5.250% Notes”) at par.

The Parent used the net proceeds from the 5.250% Notes to repurchase $500 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 for total consideration, excluding interest, of $525 million. The Company recorded a $23 million loss on extinguishment of debt in connection with the repurchase, of which a $28 million loss is classified in other expense (income), net and an offsetting gain of $5 million is classified in interest expense, net in the consolidated statement of operations for the year ended December 31, 2020.

Interest on the 5.250% Notes is payable semi-annually in arrears.

The 5.250% Notes are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable.

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

5.500% Senior Secured U.S. Dollar Notes due June 2020

In June 2020, the Parent redeemed the $27 million 5.500% Senior Secured U.S. Dollar Notes due June 2020 when they matured.

4.750% Senior Secured Euro Notes due March 2020

In March 2020, the Parent redeemed the €388 million ($432 million) 4.750% Senior Secured Euro Notes due March 2020 when they matured.

2.375% Senior Secured Euro Notes due April 2028

In September 2019, the Parent issued €500 million of 2.375% Senior Secured Euro Notes due April 2028 (the “2.375% Notes”) at par.

The Parent used the net proceeds from the 2.375% Notes to pay the €320 million ($350 million) first installment on the Euro Term Loan Facility due January 2020 on September 27, 2019 and to pay down $192 million of the Revolving Credit Facilities due July 2024, for total consideration, excluding interest, of $543 million. The Company recorded a $2 million loss on extinguishment of debt in connection with the Term Loan repayment, which is classified in other expense (income), net on the consolidated statement of operations for the year ended December 31, 2019.

3.500% Senior Secured Euro Notes due June 2026

In June 2019, the Parent issued €750 million of 3.500% Senior Secured Euro Notes due June 2026 (the “3.500% Notes due 2026”) at par.

The Parent used the net proceeds from the 3.500% Notes due 2026 to repurchase €438 million ($498 million) of the 4.125% Senior Secured Euro Notes due February 2020 (the “4.125% Notes”) and pay down $339 million of the Revolving Credit Facilities due July 2024, for total consideration, excluding interest, of $845 million. The Company recorded a €9 million ($10 million) loss on extinguishment of debt in connection with the repurchase, which is classified in other expense (income), net on the consolidated statement of operations for the year ended December 31, 2019.

Euro Term Loan Facilities

The Parent is a party to a Senior Facility Agreement dated July 25, 2017, as amended (the “TLF Agreement”), which provided for a €1.5 billion term loan facility maturing on January 25, 2023 that was repayable in annual installments of €320 million due January 25 of each of 2020, 2021 and 2022 with a final installment of €540 million due January 25, 2023. The Parent prepaid the installment due January 25, 2020 with proceeds of the 2.375% Notes issued in September 2019 and repaid the installment due January 25, 2021 at the due date.

In May 2020, the Company entered into an amendment to the TLF Agreement which modified the TLF Agreement by, among other things:

•Providing a waiver of the covenants requiring the Company to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021 and established new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021 as described in the amendments;
•Providing that the obligation to grant security over additional collateral be waived provided that the public debt ratings of the Company are not less than BB- or Ba3;
•Increasing the margin from 2.75% to 3.25% if the public debt ratings of the Company are B+ or B1 (or lower); and
•Prohibiting restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds.

In addition, the amendment to the TLF Agreement provided that the margin applicable to all loans under the TLF Agreement outstanding as of April 11, 2020 was increased to 2.50%.

In July 2021, the Parent entered into an Amendment and Restatement Agreement (the “Amendment and Restatement Agreement”) with respect to the TLF Agreement. The Amendment and Restatement Agreement among other things: (i) added a second term loan facility with IGT Lottery Holdings B.V. as the borrower, (ii) increased the aggregate amount of the term loan facilities (the “Euro Term Loan Facilities”) from €860 million to €1.0 billion (with each of the Parent and IGT Lottery Holdings B.V. borrowing €500 million), (iii) extended the maturity date of the Euro Term Loan Facilities to January 25, 2027, (iv) reduced the applicable interest rate by 35 basis points based on current debt ratings, (v) provided for a maximum decrease or increase of an additional 7.5 basis points in the margin based on environmental, social and governance factors, and (vi) maintained and extended existing financial covenant thresholds.

As a result of the Amendment and Restatement Agreement, the Company reclassified the €320 million current portion of long-term debt to long-term debt.

The borrowers must repay the Euro Term Loan Facilities in installments, as detailed below:

Due Date	Amount (€ in millions)
January 25, 2024	200
January 25, 2025	200
January 25, 2026	200
January 25, 2027	400

We recorded a $2 million loss on extinguishment of debt in connection with the Amendment and Restatement Agreement, which is classified in other expense (income), net in the consolidated statement of operations for the year ended December 31, 2021.

In September 2021, the Company received an upgraded environmental, social, and governance rating and pursuant to the Amendment and Restatement Agreement, the interest rate was decreased by 4 basis points effective September 17, 2021.
Interest on the Euro Term Loan Facilities is payable between one and six months in arrears at rates equal to the applicable EURIBOR plus a margin based on our long-term ratings by Moody’s and S&P. At December 31, 2021 and 2020, the effective interest rate on the Euro Term Loan Facilities was 2.11% and 2.50%, respectively.

The Euro Term Loan Facilities are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable.
Upon the occurrence of certain events, the borrowers may be required to prepay the Euro Term Loan Facilities in full.
The TLF Agreement, as amended by the Amendment and Restatement Agreement, contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2021, the Parent was in compliance with the covenants.
Revolving Credit Facilities

The Parent and certain of its subsidiaries are party to a Senior Facilities Agreement dated November 4, 2014, as amended (the “RCF Agreement”), which provides for the following multi-currency revolving credit facilities (the “Revolving Credit Facilities”) which mature on July 31, 2024:

Maximum Amount Available (in millions)	Facility	Borrowers
$1,050	Revolving Credit Facility A	Parent, IGT, and IGT Global Solutions Corporation
€625	Revolving Credit Facility B	Parent, IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l), and IGT Lottery Holdings B.V.
Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR (or the applicable EURIBOR if the borrower elects to borrow in Euros) with respect to Revolving Credit Facility A or the applicable EURIBOR (or the applicable LIBOR if the borrower elects to borrow in U.S. dollars) with respect to Revolving Credit Facility B, plus a margin based on the Parent’s long-term ratings by Moody’s and S&P. At December 31, 2021 and 2020, there were no balances for the Revolving Credit Facilities.

The RCF Agreement provides that the following fees, which are recorded in interest expense, net in the consolidated statements of operations, are payable quarterly in arrears:

•Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities depending on the Parent’s long-term ratings by Moody’s and S&P. The applicable rate was 0.928% at December 31, 2021.
•Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate ranging from 0.15% to 0.60% dependent on the percentage of the Revolving Credit Facilities utilized. The applicable rate was 0.15% at December 31, 2021.

The Revolving Credit Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests in certain subsidiaries and of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable.

Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments.

At December 31, 2021 the aggregate amounts available to be borrowed under the Revolving Credit Facilities were $1.7 billion.

The RCF Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2021, the borrowers were in compliance with the covenants.

In May 2020, the Parent entered into an amendment to the RCF Agreement, which modified the RCF Agreement by, among other things:

•Providing a waiver of the covenants requiring the Company to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021 and established new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021 as described in the amendments;

•Providing that the obligation to grant security over additional collateral be waived provided that the public debt ratings of the Company are not less than BB- or Ba3;
•Increasing the margin from 2.75% to 3.25% if the public debt ratings of the Company are B+ or B1 (or lower); and
•Prohibiting restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds.

In addition, the amendment to the RCF Agreement provided that the margin applicable to all loans under the RCF Agreement outstanding as of April 11, 2020 was increased to 2.475%.

The TLF Agreement and the RCF Agreement limit the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $300 million if our debt ratings by Moody’s or S&P are lower than Ba1 or BB+, respectively, and $400 million if our debt ratings by Moody’s and S&P are equal to or higher than Ba1 and BB+, respectively.

Other Credit Facilities

The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2021, there were $30 million of short-term borrowings under these facilities with an effective interest rate of 1.63%. At December 31, 2020, there were no borrowings under these facilities.

Additionally, at December 31, 2021, the Company had a $21 million swingline loan associated with the Revolving Credit Facilities with an effective interest rate of 3.25%, which is classified in short-term borrowings.

Letters of Credit

The Parent and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted demand credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2021 and 2020 and the weighted-average annual cost of such letters of credit:

($ in millions)	Letters of Credit Outstanding (1)	Weighted- Average Annual Cost
December 31, 2021	335	1.08%
December 31, 2020	427	1.06%
(1) Represents letters of credit outstanding not under the Revolving Credit Facilities.

Interest Expense, Net

	For the year ended December 31,
($ in millions)	2021	2020	2019
Senior Secured Notes	292	344	351
Term Loan Facilities	30	37	36
Revolving Credit Facilities	29	31	28
Other	4	1	8
Interest expense	354	413	423
Interest income	(13)	(15)	(12)
Interest expense, net	341	398	411

16.    Other Liabilities

Other Current Liabilities

		December 31,
($ in millions)	Notes	2021	2020
Employee compensation		171	90
Contract liabilities	4	104	108
Income taxes payable		104	26
Accrued interest payable		100	138
Accrued expenses		75	118
Taxes other than income taxes		72	96
Jackpot liabilities	18	66	71
Current financial liabilities		61	128
Operating lease liabilities	11	39	44
Other		35	26
		828	846

Other Non-Current Liabilities

		December 31,
($ in millions)	Notes	2021	2020
Jackpot liabilities	18	130	148
Contract liabilities	4	47	62
Reserves for uncertain tax positions		47	48
Finance lease liabilities	11	27	31
Other		72	72
		323	360

17.    Income Taxes
The components of income (loss) from continuing operations before provision for income taxes, determined by tax jurisdiction, are as follows:

	For the year ended December 31,
($ in millions)	2021	2020	2019
United Kingdom	40	(355)	35
United States	(20)	(776)	(301)
Italy	438	229	351
Other	70	55	43
	529	(848)	128

The provision for income taxes consists of:

	For the year ended December 31,
($ in millions)	2021	2020	2019
Current:
United Kingdom	—	(1)	2
United States	41	10	46
Italy	155	66	104
Other	40	31	49
	236	106	202
Deferred:
United States	76	(62)	(69)
Italy	(22)	(1)	1
Other	(16)	(16)	(3)
	38	(78)	(71)
	274	28	131

Income taxes paid, net of refunds, were $188 million, $89 million, and $197 million in 2021, 2020, and 2019, respectively.

The Parent is a tax resident in the United Kingdom (the “U.K.”). A reconciliation of the provision for income taxes, from the amount computed by applying the U.K. statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods to income (loss) from continuing operations before provision for income taxes is as follows:

	For the year ended December 31,
($ in millions)	2021	2020	2019
Income (loss) from continuing operations before provision for income taxes	529	(848)	128
United Kingdom statutory tax rate	19.0%	19.0%	19.0%
Statutory tax expense (benefit)	100	(161)	24

Change in valuation allowances	125	128	1
Italy regional tax (“IRAP”) and state taxes	41	9	23
Non-deductible expenses	25	2	2
Base erosion and anti-abuse (“BEAT”) tax	17	13	31
Foreign tax and statutory rate differential (1)	17	(14)	3
Foreign tax expense, net of U.S. federal benefit	11	10	14
Provision to return	6	—	—
GILTI tax	5	3	5
Non-deductible goodwill impairment	—	56	19
Change in unrecognized tax benefits	—	1	7
Non-taxable gains on investments	—	—	(6)
Italian allowance for corporate equity	(3)	(4)	(2)
Non-taxable foreign exchange gain	(11)	—	(4)
Italian patent box tax benefit	(27)	—	—
Tax law changes	(38)	(20)	—
Other	5	4	15
	274	28	131

Effective tax rate	51.8%	(3.3)%	102.1%
 (1) Includes the effects of foreign subsidiaries’ earnings taxed at rates other than the U.K. statutory rate

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) to provide certain relief related to the COVID-19 outbreak. Some of the key tax-related provisions of the CARES Act benefiting the Company include temporary five-year net operating loss carryback provisions, modifications to the 30% limitation on the deductibility of business interest, and payroll tax deferral.

In the quarter ended September 30, 2020, the U.S. Treasury Department issued final regulations regarding GILTI. The Company has elected the GILTI high tax exception as allowed by the final regulations and has amended its 2018 and 2019 income tax returns. The benefit of the GILTI high tax exception as well as the NOL carryback provisions provided in the CARES Act resulted in a tax benefit of $12 million.

The components of deferred tax assets and liabilities are as follows:

	December 31,
($ in millions)	2021	2020
Deferred tax assets:
Net operating losses	286	300
Section 163(j) interest limitation	190	155
Italian goodwill tax step-up	119	—
Provisions not currently deductible for tax purposes	85	88
Lease liabilities	66	70
Jackpot timing differences	30	39
Depreciation and amortization	29	26
Inventory reserves	10	2
Other	63	47
Gross deferred tax assets	878	728
Valuation allowance	(412)	(284)
Deferred tax assets, net of valuation allowance	466	444

Deferred tax liabilities:
Acquired intangible assets	462	506
Depreciation and amortization	163	161
Italian goodwill equity reserve liability	105	—
Lease right-of-use assets	60	65
Other	6	12
Total deferred tax liabilities	795	744
Net deferred income tax liability	(329)	(300)

Our net deferred income taxes are recorded in the consolidated balance sheets as follows:

	December 31,
($ in millions)	2021	2020
Deferred income taxes - non-current asset	39	33
Deferred income taxes - non-current liability	(368)	(333)
	(329)	(300)

Net Operating Loss Carryforwards

We have a $1.1 billion gross tax loss carryforward, of which $631 million relates to the U.K., $137 million relates to U.S. Federal, and $339 million relates to other foreign tax jurisdictions. Carryforwards in certain tax jurisdictions begin to expire in 2031, while others have an unlimited carryforward period. A valuation allowance has been provided on $910 million of the gross net operating loss carryforwards. Portions of the tax loss carryforwards are subject to annual limitations in most of our significant tax jurisdictions, including the U.K. and U.S. In addition, as of December 31, 2021, we had U.S. state tax net operating loss carryforwards, resulting in a deferred tax asset (net of U.S. federal tax benefit) of approximately $13 million. U.S. state tax net operating loss carryforwards generally expire in the years 2027 through 2040.

Valuation Allowance

A reconciliation of the valuation allowance is as follows:

	December 31,
($ in millions)	2021	2020	2019
Balance at beginning of year	284	156	171
Net charges to expense	86	120	1
Tax rate change	39	8	—
Provision to return adjustment	3	—	—
Expiration of tax attributes	—	—	(15)
Balance at end of year	412	284	156

The valuation allowance primarily relates to U.K. and foreign net operating losses and the section 163(j) business interest expense limitation carryforward that are not more likely than not expected to be realized. In assessing the need for a valuation allowance, we considered both positive and negative evidence for each jurisdiction including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. When we change our determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Accounting for Uncertainty in Income Taxes

A reconciliation of the unrecognized tax benefits is as follows:

	December 31,
($ in millions)	2021	2020	2019
Balance at beginning of year	27	29	27
Additions to tax positions - current year	1	—	1
Additions to tax positions - prior years	—	—	2
Reductions to tax positions - prior years	(1)	(2)	—
Lapses in statutes of limitations	—	(1)	(1)
Balance at end of year	27	27	29

At December 31, 2021, 2020, and 2019, $27 million, $27 million, and $29 million, respectively, of the unrecognized tax benefits, if recognized, would affect our effective tax rates.

We recognize interest and penalties related to income tax matters in income tax expense. The charges were nominal for 2021 and 2020. In 2019, we recognized $5 million in interest expense, penalties, and inflationary adjustments. The gross balance of accrued interest and penalties was $21 million at December 31, 2021 and 2020.

We file income tax returns in various jurisdictions of which the United Kingdom, United States, and Italy represent the major tax jurisdictions. All years prior to 2017 are closed with the Internal Revenue Service. As of December 31, 2021, we are subject to income tax audits in various tax jurisdictions globally, most significantly in Mexico and Italy.

Mexico Tax Audit

Based on a 2006 tax examination, the Company’s Mexican subsidiary, GTECH Mexico S.A. de C.V., was issued an income tax assessment of approximately Mexican peso (“MXN”) 425 million. The assessment relates to the denial of a deduction for cost of goods sold and the taxation of intercompany loan proceeds. The Company has unsuccessfully contested the two issues in the Mexican court system receiving unfavorable decisions by the Mexican Supreme Court in June 2017 and October 2019, respectively. As of December 31, 2021, based on the unfavorable decisions received, the Company has recorded a liability of MXN 469 million (approximately $23 million), inclusive of additional interest, penalties, and inflationary adjustments, which is reported within other non-current liabilities in the consolidated balance sheet.

Italy Tax Audits

The Company’s Italian corporate income tax returns for the calendar years ended December 31, 2015 through December 31, 2019 are under examination. On October 19, 2020, the Italian tax authorities issued a final audit report for calendar year 2015. The Company filed a defense memorandum with the Italian Tax Authorities on May 29, 2021 rejecting all findings. On December 9, 2021, the Company received a tax assessment notice for €15 million relating to calendar year 2015. On February 9, 2022, the Company submitted a voluntary settlement request which entitles the Company to an automatic 90 day extension. The extension will allow the Italian Tax Authority to re-examine the preliminary conclusions of the tax police. At the end of the 90 day extension period, if the parties do not reach a settlement the Company retains the right to appeal the tax assessment before the first degree Tax Court.

18.    Commitments and Contingencies

Commitments

Jackpot Commitments

Jackpot liabilities are recorded as current and non-current liabilities as follows:

($ in millions)	December 31, 2021
Current liabilities	66
Non-current liabilities	130
196

Future jackpot liabilities as of December 31, 2021 are due as follows:

($ in millions)	Previous Winners	Future Winners	Total
2022	25	41	66
2023	20	10	31
2024	18	1	18
2025	15	1	16
2026	13	1	13
Thereafter	72	8	79
Future jackpot payments due	163	60	223
Unamortized discounts			(27)
Total jackpot liabilities			196

Performance and other bonds

Certain contracts require us to provide a surety bond as a guarantee of performance for the benefit of customers; bid and litigation bonds for the benefit of potential customers; and WAP bonds that are used to secure our financial liability when a player elects to have their WAP jackpot winnings paid over an extended period of time.

These bonds give beneficiaries the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contracts. In general, we would only be liable for these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. Accordingly, no liability has been recorded as of December 31, 2021 and 2020 related to these bonds.

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. At December 31, 2021, provisions for litigation matters amounted to $4 million. With respect to litigation and other legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

Texas Fun 5’s Instant Ticket Game

IGT Global Solutions Corporation (formerly GTECH Corporation) is party to four lawsuits in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed.

(a)Steele, James et al. v. GTECH Corp., filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500 million. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs’ sole remaining claim should be reconsidered. On April 27, 2018, this and a related matter were appealed to the Texas Supreme Court, which heard arguments on December 3, 2019. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs’ could proceed with their fraud allegations in the lower court; all other claims were dismissed. On March 26, 2021, October 29, 2021 and February 3, 2022 (two motions), GTECH Corporation filed motions for summary judgment. One such motion was denied on February 25, 2022, while the other three remain pending.
(b)Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million.
(c)Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 7, 2016 in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1 million.
(d)Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016 in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

Adrienne Benson and Mary Simonson, individually and on behalf of all others similarly situated v. Double Down Interactive LLC, et al.

On April 9, 2018, a plaintiff, Adrienne Benson, filed a putative class action against the Company’s wholly-owned subsidiary, International Game Technology, and Double Down Interactive LLC, a Washington limited liability company in the United States District Court for the Western District of Washington. On July 23, 2018, plaintiff filed a first amended complaint, adding named plaintiff Mary Simonson, and adding allegations to represent a putative class of all persons in the United States who purchased and allegedly lost virtual “chips” while playing games through an online gaming platform called Double Down Casino, which at all times has been operated by Double Down Interactive LLC. On April 26, 2021, plaintiffs filed a second amended complaint naming IGT, a wholly-owned subsidiary of International Game Technology, as an additional defendant. Plaintiffs have asserted claims for alleged violations of Washington’s Recovery of Money Lost at Gambling Act, Washington’s Consumer Protection Act, and for unjust enrichment, and seeks unspecified money damages (including treble damages as appropriate), the award of reasonable attorneys’ fees and costs, pre- and post-judgment interest, and injunctive and/or declaratory relief.

International Game Technology acquired Double Down Interactive LLC in 2012 and, effective June 1, 2017, sold Double Down Interactive LLC to DoubleU Games pursuant to a purchase agreement (the “Purchase Agreement”). At all times relevant, Double Down Interactive LLC was the sole operator of the Double Down Casino, and International Game Technology asserts, among other defenses, that it has no liability for the actions of a bona fide subsidiary.

On May 10, 2018, Double Down Interactive LLC and DoubleU Diamond LLC sent a claim notice (the “DDI Claim Notice”) to International Game Technology seeking indemnification and reimbursement of defense costs for all claims against Double U Diamond LLC and its affiliates (the “DoubleU Entities”) in the Benson matter, pursuant to the Purchase Agreement. On June 7, 2018, International Game Technology responded to the DDI Claim Notice, rejecting any obligation to indemnify or pay defense costs of the DoubleU Entities, and sent a claim notice to DoubleU Diamond LLC for indemnification and reimbursement of defense costs for all claims against International Game Technology in the Benson matter pursuant to the terms of certain agreements with DoubleU Diamond LLC.

On June 17, 2021, IGT sent a claim notice to DoubleU Diamond LLC for indemnification and reimbursement of defense costs for all claims against IGT in the Benson matter pursuant to the terms of certain agreements with DoubleU Diamond LLC.

On August 20, 2018, International Game Technology filed a motion to compel arbitration under the Federal Arbitration Act. The denial of that motion was appealed to the United States Court of Appeals for the Ninth Circuit, which in turn affirmed the district court by mandate effective February 20, 2020.

International Game Technology filed an answer to the first amended complaint on January 18, 2019, and an answer to the second amended complaint on May 10, 2021, continuing to deny all material allegations of liability and damages, and further denying that International Game Technology was responsible for the operation of the Double Down Casino. International Game Technology amended its answer to the first amended complaint on April 21, 2021. IGT filed a motion to dismiss the second amended complaint on May 18, 2021, which remains pending.

International Game Technology moved to certify the liability questions to the Washington State Supreme Court, which was denied on August 11, 2020. International Game Technology’s motion to reconsider the question of certification was denied on January 15, 2021.

On August 13, 2020, International Game Technology filed a motion to strike the nationwide class allegations from the amended complaint, which was denied on March 19, 2021.

On September 10, 2020, International Game Technology filed a motion to dismiss and stay the case on the grounds that the federal court should abstain from deciding the liability questions under Washington law. That motion was denied on March 24, 2021. On February 25, 2021, plaintiffs filed a motion for class certification and for preliminary injunction, which remains pending, and has not been set for hearing.

Discovery closed on August 24, 2021. Before the close of discovery, plaintiffs filed motions for leave to take additional depositions and to make expert disclosures that remain pending.

There is currently no trial date set for this matter.

International Game Technology is vigorously pursuing its defenses. We are currently unable to estimate the amount or range of reasonably possible loss.

19.    Shareholders’ Equity

Shares Authorized and Outstanding

The Board of Directors of the Parent (the “Board”) may issue ordinary shares of the Parent upon shareholder approval. At the Parent’s 2021 annual general meeting, the shareholders authorized the issuance of up to 136.6 million additional ordinary shares (of which 68.3 million can be issued in connection with an offer by way of rights issue), with a par value of $0.10 per share, for a period expiring at the end of the 2022 annual general meeting, or, if sooner, on August 10, 2022, unless previously revoked, varied, or renewed.

Ordinary shares outstanding were as follows:

	December 31,
	2021	2020	2019
Balance at beginning of year	204,856,564	204,435,333	204,210,731
Shares issued under restricted stock plans	331,554	421,231	224,602
Repurchases of common stock	(1,500,000)	—	—
Balance at end of year	203,688,118	204,856,564	204,435,333

Share Repurchase Program

On November 15, 2021, the Board authorized a share repurchase program (the “Program”) pursuant to which the Company may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. At the Parent’s 2021 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 20,485,656 of the Parent’s ordinary shares. This authority remains valid until November 10, 2022, unless previously revoked, varied, or renewed at the Parent’s 2022 annual general meeting.

The Parent repurchases ordinary shares under the Program at the market price on the trade date and the Parent cancels repurchased ordinary shares or holds them in treasury. If the Parent holds repurchased ordinary shares in treasury, all amounts paid to repurchase such shares have been recorded as treasury stock in our consolidated balance sheets until they are reissued or retired. Under the Program, the Parent repurchased 1.5 million ordinary shares for $41 million during 2021.

For the period January 1, 2022 to February 25, 2022, the Parent repurchased 937,758 ordinary shares for $26 million under the Program.

Dividends

We declared a $0.20 cash dividend per share during the fourth quarter of 2021, the first quarter of 2020, and all four quarters of 2019.

The TLF Agreement and the RCF Agreement limit the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year based on ratings by Moody’s and S&P. As discussed in Note 15 - Debt, in May 2020, the Company entered into amendments to these agreements which prohibited dividends and repurchases of ordinary shares through June 30, 2021.

Accumulated Other Comprehensive Income

The following table details the changes in AOCI:

		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2018	247	(7)	1	242	20	262
Change during period	(18)	—	3	(15)	16	1
Reclassified to operations (1)	2	(2)	—	(1)	—	(1)
Tax effect	—	—	—	1	—	1
Other comprehensive (loss) income	(17)	(1)	3	(15)	16	1
Balance at December 31, 2019	231	(8)	4	227	36	263
Change during period	128	(1)	—	127	(59)	68
Reclassified to operations (1)	(1)	—	—	(1)	—	(1)
Other comprehensive income (loss)	128	(1)	—	127	(59)	67
Balance at December 31, 2020	358	(9)	4	353	(24)	330
Change during period	9	3	(1)	11	51	62
Reclassified to operations (1)	19	1	—	20	1	21
Tax effect	—	(1)	—	—	—	—
Other comprehensive income (loss)	28	3	(1)	30	52	82
Balance at December 31, 2021	387	(6)	3	384	28	412
(1) Foreign currency translation of approximately $19 million was reclassified into gain on sale of discontinued operations, net of tax on the consolidated statements of operations for the year ended December 31, 2021. Other foreign currency translation adjustments related to liquidated subsidiaries were reclassified into foreign exchange (gain) loss, net on the consolidated statements of operations for the years ended December 31, 2020 and 2019. Unrealized gain (loss) on hedges were reclassified into service revenue on the consolidated statements of operations for the years ended December 31, 2021 and 2019.

20.    Variable Interest Entities

We hold ownership interests in the following variable interest entities (“VIEs”):

Name of subsidiary	% Ownership held by the Company
Lottoitalia S.r.l. (“Lottoitalia”)	61.50%
Lotterie Nazionali S.r.l. (“LN”)	64.00%
Northstar New Jersey Lottery Group, LLC (“Northstar NJ”) (1)	82.31%
(1) Northstar New Jersey Holding Company LLC, of which we are a 50.15% shareholder, holds the 82.31% ownership in Northstar NJ.

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

The carrying amounts and classification of these VIEs’ assets and liabilities in our consolidated balance sheets at December 31, 2021 and 2020 are as follows:

	December 31,
($ in millions)	2021	2020
Current assets	1,124	1,087
Non-current assets	1,217	1,556
Total assets	2,341	2,643

Total liabilities	615	708

21.    Segment Information

During the third quarter of 2021, we modified the information that our chief operating decision maker, who was also our Chief Executive Officer, regularly reviewed for purposes of allocating resources and assessing performance, prompting a change in management, operating segments, and reporting units. As a result, on September 1, 2021, we established a dedicated Digital & Betting business segment, comprising our iGaming and sports betting activities that were previously included within our Global Gaming business segment. Beginning in the third quarter of 2021, we report our financial performance based on three business segments: Global Lottery, Global Gaming, and Digital & Betting, and analyze revenue by segment as well as operating income as the measure of segment profitability. As such, we have recast our historically presented comparative segment information to conform to the way we internally manage and monitor segment performance.

Through our three business segments, we operate and provide an integrated portfolio of innovative gaming technology products and services including online and instant lottery systems, iLottery, instant ticket printing, lottery management services, commercial services, gaming systems, electronic gaming machines, iGaming, and sports betting.

The Global Lottery segment has full responsibility for the worldwide traditional lottery and iLottery business, including sales, operations, product development, technology, and support. The Global Gaming segment has full responsibility for the worldwide land-based gaming business, including sales, product management, studios, global manufacturing, operations, and technology. The Digital & Betting segment has full responsibility for the worldwide iGaming and sports betting activities, that were previously part of our Global Gaming segment.

Our three business segments are supported by central corporate support functions, including finance, people and transformation, legal, marketing and communications, corporate public affairs, and strategy and corporate development. Certain support costs that are identifiable and that benefit our business segments are allocated to them. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated. Corporate support function expenses that are not allocated to the business segments, which are principally composed of selling, general and administrative expenses, are reported as Corporate and Other expenses, along with goodwill impairment and the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies.

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

We categorize sales or sales-type leases of lottery terminals, lottery systems, fixed-fee software licenses, and instant tickets not part of “Operating and facilities management contracts” as product sales from “Lottery products”.

Global Gaming

Our Global Gaming segment provides gaming products and services including software and game content, casino gaming management systems, video lottery terminals (“VLTs”), VLT central systems, and other related equipment and support services to commercial and tribal casino operators.

We categorize revenue from Wide Area Progressive services, and operating leases for VLTs and other gaming machines as service revenue from “Gaming terminal services”. We categorize sales or usage-based royalties promised in exchange for software intellectual property licenses, and systems as service revenue from “Systems, software, and other”.

Revenue from the sale or sales-type lease of gaming machines, systems, component parts, and other miscellaneous equipment and services are categorized as product sales from “Gaming terminals” and revenue from systems, fixed-fee software licenses, casino gaming management systems, game content, and spare parts as product sales from “Other”.

Digital & Betting

Our Digital & Betting segment provides iGaming solutions by providing gaming operators a license to offer IGT remote game server games on operator websites and mobile applications. The segment also provides sports betting technology and services to commercial and tribal operators and lotteries in regulated markets, primarily in the U.S. We categorize revenue from iGaming and sports betting as service revenue from “Digital and betting services”. During the year ended December 31, 2019, we agreed to a perpetual license of our legacy sports betting platform which is categorized as product sales from “Other”.

Segment information is as follows:

	For the year ended December 31, 2021
($ in millions)	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Service revenue	2,690	630	163	3,483	—	3,483
Product sales	123	482	1	606	—	606
Total revenue	2,812	1,112	165	4,089	—	4,089

Operating income (loss)	1,088	43	33	1,164	(262)	902
Depreciation and amortization	225	126	15	366	160	526
Expenditures for long-lived assets	(123)	(67)	(13)	(203)	(6)	(208)

	For the year ended December 31, 2020
($ in millions)	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Service revenue	2,043	483	114	2,640	—	2,640
Product sales	121	354	1	476	—	476
Total revenue	2,164	837	115	3,115	—	3,115

Operating income (loss)	642	(212)	6	436	(544)	(107)
Depreciation and amortization	231	146	15	392	175	566
Expenditures for long-lived assets	(149)	(64)	(11)	(224)	(2)	(226)

	For the year ended December 31, 2019
($ in millions)	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Service revenue	2,183	842	76	3,101	—	3,101
Product sales	110	806	15	931	—	931
Total revenue	2,293	1,648	91	4,032	—	4,032

Operating income (loss)	697	222	(43)	877	(399)	478
Depreciation and amortization	225	173	18	416	198	614
Expenditures for long-lived assets	(167)	(154)	(13)	(334)	(8)	(342)

Geographical Information

Revenue from external customers, which is based on the geographical location of our customers, is as follows:

	For the year ended December 31,
($ in millions)	2021	2020	2019
United States	2,126	1,666	2,116
Italy	1,307	896	990
United Kingdom	72	64	74
Rest of Europe	217	209	323
All other	368	280	530
Total	4,089	3,115	4,032

Revenue from one customer in the Global Lottery segment represented approximately 23%, 19%, and 16% of consolidated revenue in 2021, 2020, and 2019, respectively.
Long-lived assets, which are comprised of Systems & Equipment and PPE, are based on the geographical location of the assets as follows:

	December 31,
($ in millions)	2021	2020
United States	766	841
Italy	125	176
United Kingdom	9	14
Rest of Europe	93	91
All other	63	77
Total	1,056	1,200

22.    Stock-Based Compensation

Incentive Awards

Stock-based incentive awards are provided to directors and employees under the terms of our 2015 and 2021 Equity Incentive Plans (collectively, the “Plan”) as administered by the Board. Awards available under the Plan principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plan is 20.5 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. We utilize authorized and unissued shares to satisfy all shares issued under the Plan.

Stock Options

Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. In 2021, stock options were granted solely to our former Chief Executive Officer, which will vest in 2024 subject to certain performance and other criteria, and have a contractual term of approximately seven years. No stock options were granted in 2020 or 2019.

Stock Awards

Stock awards are principally made in the form of performance share units (“PSUs”) and restricted share units (“RSUs”). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets, which may include Adjusted EBITDA, Free Cash Flow and Total Shareholder Return (“TSR”) relative to the Russell Mid Cap Market Index. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period (i.e. four years to vest both tranches). In 2021, a second round of PSUs was granted in lieu of there being no 2020 PSUs that vest 50% over an approximate two-year period and 50% over an approximate three-year period. Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date or modification date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets.

RSUs are stock awards granted to directors that entitle the holder to shares of common stock as the award vests, typically over a one-year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan. In 2020, RSUs were also granted to employees, which vest in approximately one- and two-year vesting periods.

Stock Option Activity

A summary of our stock option activity and related information is as follows:

		Weighted-Average
	Stock Options	Exercise Price Per Share ($)	Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding at January 1, 2021	422,500	21.49
Granted	172,500	20.37
Forfeited	(172,500)	30.12
Outstanding at December 31, 2021	422,500	17.51	2.82
At December 31, 2021:
Vested and expected to vest	422,500	17.51	2.82	5
Exercisable	250,000	15.53	0.38	3
No stock options were exercised in 2021, 2020 and 2019.

Fair Value of Stock Options Granted

We estimate the fair value of stock options at the date of grant using a valuation model that incorporates key inputs and assumptions as detailed in the table below. The weighted-average grant date fair value of stock options granted during 2021 was $9.82 per share.

2021
Valuation model	Monte Carlo
Exercise price ($)	20.37
Expected option term (in years)	2.00
Expected volatility of the Company’s stock (%)	60.00
Risk-free interest rate (%)	0.80
Dividend yield (%)	—

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

Stock Award Activity

A summary of our stock award activity and related information is as follows:

	PSUs	Weighted- Average Grant Date Fair Value ($)	RSUs	Weighted- Average Grant Date Fair Value ($)
Nonvested at January 1, 2021	3,356,966	18.40	2,366,383	9.05
Granted	3,740,075	26.10	79,844	22.29
Vested	(200,995)	20.91	(1,198,742)	9.05
Forfeited	(1,595,221)	25.87	(188,013)	9.08
Nonvested at December 31, 2021	5,300,825	21.50	1,059,472	10.05

At December 31, 2021:
Unrecognized cost for nonvested awards ($ in millions)	85		5
Weighted-average future recognition period (in years)	2.93		0.92

The total vest-date fair value of PSUs vested was $3 million, $3 million, and $4 million in 2021, 2020, and 2019, respectively. The total vest-date fair value of RSUs vested was $33 million, $1 million, and $1 million for 2021, 2020, and 2019, respectively.

Fair Value of Stock Awards Granted

We estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the awards include a market condition. The market condition is based on the Company’s TSR relative to the Russell Midcap Market Index.

During 2021, 2020, and 2019, we estimated the fair value of RSUs at the date of grant based on our stock price. Details of the grants are as follows:

	2021	2020	2019
PSUs granted during the year	3,740,075	—	2,133,512
Weighted-average grant date fair value ($)	26.10	—	11.10

RSUs granted during the year	79,844	2,375,141	131,676
Weighted-average grant date fair value ($)	22.29	9.04	14.10

Stock-Based Compensation Expense

Total compensation cost (recovery) for our stock-based compensation plans is recorded based on the employees’ respective functions as detailed below.

	For the year ended December 31,
($ in millions)	2021	2020	2019
Cost of services	2	(1)	2
Selling, general and administrative	30	(4)	21
Research and development	3	(1)	3
Stock-based compensation expense before income taxes	35	(7)	27
Income tax benefit (provision)	8	(2)	6
Total stock-based compensation, net of tax	27	(5)	20

The 2020 recovery results from the reversal of 2019 and 2018 expense due to certain PSUs that were no longer forecasted to be achieved.

23.    Earnings Per Share

The following table presents the computation of basic and diluted income (loss) per share of common stock:

	For the year ended December 31,
($ in millions and shares in thousands, except per share amounts)	2021	2020	2019
Numerator:
Net income (loss) from continuing operations attributable to IGT PLC	65	(939)	(129)
Net income from discontinued operations attributable to IGT PLC	417	41	110
Net income (loss) attributable to IGT PLC	482	(898)	(19)

Denominator:
Weighted-average shares - basic	204,954	204,725	204,373
Incremental shares under stock based compensation plans	1,841	—	—
Weighted-average shares - diluted	206,795	204,725	204,373

Net income (loss) from continuing operations attributable to IGT PLC per common share - basic	0.32	(4.59)	(0.63)
Net income (loss) from continuing operations attributable to IGT PLC per common share - diluted	0.31	(4.59)	(0.63)
Net income from discontinued operations attributable to IGT PLC per common share - basic	2.03	0.20	0.54
Net income from discontinued operations attributable to IGT PLC per common share - diluted	2.02	0.20	0.54
Net income (loss) attributable to IGT PLC per common share - basic	2.35	(4.39)	(0.09)
Net income (loss) attributable to IGT PLC per common share - diluted	2.33	(4.39)	(0.09)

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

For the years ended December 31, 2020 and 2019, stock options and unvested restricted stock awards totaling 1 million shares were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect. No shares were antidilutive for the year ended December 31, 2021.

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

De Agostini Group

We are majority-owned by De Agostini. Amounts receivable from De Agostini and subsidiaries of De Agostini (collectively, the “De Agostini Group”) are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of our Italian subsidiaries have a tax unit agreement, and in some cases, a value-added tax agreement, with De Agostini pursuant to which De Agostini consolidates certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority.

Related party transactions with the De Agostini Group are as follows:

	December 31,
($ in millions)	2021	2020
Tax-related receivables	4	—
Trade payables	1	5
Tax-related payables	3	19

Unconsolidated Subsidiaries, Partnerships and Joint Ventures

From time to time, we make strategic investments in publicly traded and privately held companies that develop software, hardware, and other technologies or provide services supporting its technologies. We may also purchase from or make sales to these organizations.

Ringmaster S.r.l.

We have a 50% interest in Ringmaster S.r.l. (“Ringmaster”), an Italian joint venture, that is accounted for using the equity method of accounting. Ringmaster provides software development services for our interactive gaming business pursuant to an agreement dated December 7, 2011. Our investment in Ringmaster was $1 million at December 31, 2021 and 2020.

We incurred $6 million, $7 million, and $6 million in expenses to Ringmaster for the years ended December 31, 2021, 2020, and 2019, respectively.

Connect Ventures One LP and Connect Ventures Two LP

We hold investments in two venture capital funds, Connect Ventures One LP and Connect Ventures Two LP (the “Connect Ventures”), that are accounted for as equity method investments. De Agostini also holds investments in the Connect Ventures, and Nicola Drago, the son of director Marco Drago, holds a 10% ownership interest in, and is a non-executive member of, Connect Ventures LLP, the fund that manages the Connect Ventures.

Our investment in Connect Ventures One LP was $3 million at December 31, 2021 and 2020. Our investment in Connect Ventures Two LP was $6 million at December 31, 2021 and 2020.

25. Subsequent Events

On February 25, 2022, the Parent’s wholly-owned subsidiary, IGT Lottery S.p.A. entered into a share sale and purchase agreement to sell 100% of the share capital of Lis Holding S.p.A., a wholly owned subsidiary of IGT Lottery S.p.A. that conducts the Company’s Italian commercial services business, to PostePay S.p.A. – Patrimonio Destinato IMEL, an entity of the Italian postal service provider group, for a purchase price of €700 million. Lis Holding S.p.A did not meet the criteria for assets held for sale as of December 31, 2021 and therefore remains presented as a component of continuing operations within our Global Lottery segment. Upon classification as held for sale in the first quarter of 2022, the Company does not expect to recognize a loss. The transaction is subject to customary closing conditions and regulatory approvals and is expected to close during the third quarter of 2022.