Form 20-F
period 2022-12-31
International Game Technology PLC
filed 2023-02-28
CIK 1619762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

10 Finsbury Square, Third Floor
London EC2A 1AF
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

199,078,909	ordinary shares, nominal value $0.10 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes   ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
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
☒ Yes   ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
☐ Yes   ☐ No

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries, is a global leader in gaming. In this annual report on Form 20-F, unless otherwise specified or the context otherwise indicates, all references to “IGT”, “IGT PLC”, and the “Company” refer to the business and operations of the Parent and its consolidated subsidiaries.
This annual report on Form 20-F includes the consolidated financial statements of the Company for the years ended December 31, 2022, 2021, and 2020 (the “Consolidated Financial Statements”) prepared in accordance with United States Generally Accepted Accounting Principles as issued by the Financial Accounting Standards Board.
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

Abbreviation/Term	Definition
ADM	the Agenzia delle Dogane e Dei Monopoli, which regulates gaming in Italy
Adjusted EBITDA or AEBITDA	EBITDA adjusted for foreign exchange gain (loss), net, other non-operating expenses, net, impairment losses, restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B2B	business-to-business
B2C	business-to-consumer
BEAT	base-erosion and anti-abuse tax
Brexit	the United Kingdom’s withdrawal from the European Union
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Company	the Parent together with its consolidated subsidiaries
CA 2006	Companies Act 2006, as amended
Constant-currency	amounts calculated by applying the prior-year/period exchange rates to current financial data expressed in local currency
De Agostini	De Agostini S.p.A.
EBITDA	earnings before interest, taxes, depreciation and amortization
EMEA	Europe, Middle East and Africa
ESG	environmental, social and governance
E.U.	European Union
FMC	facilities management contract
Free cash flow	cash flow from operations less capital expenditures
GAAP	United States Generally Accepted Accounting Principles
GDPR	E.U. General Data Protection Regulation (“E.U. GDPR”) and the E.U. GDPR as retained as law in England and Wales by the European Union (Withdrawal) Act (“U.K. GDPR”)
GILTI	global intangible low-taxed income
iGaming	digital (interactive) gaming
IGT	the Parent together with its consolidated subsidiaries
LATAM	Latin America
LMA	lottery management agreement
Loyalty Plan	the terms and conditions related to the Special Voting Shares
Loyalty Register	the register of ordinary shares for which holders thereof have validly elected to exercise the related Special Voting Shares
Net debt	debt minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale
NYSE	New York Stock Exchange
Parent	International Game Technology PLC
R&D	research and development
Same-store sales	wagers, at constant currency, recorded in lottery jurisdictions where we are the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparison between periods
SEC	United States Securities and Exchange Commission
Special Voting Shares	the special voting shares in the Parent, worth U.S.$0.000001 each and carrying 0.9995 votes
U.K.	United Kingdom
U.S.	United States of America
Wire Act	U.S. Interstate Wire Act of 1961

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
•the effects of COVID-19 or a health crisis on our operations or the operations of our customers and suppliers;
•the effects of geopolitical or military conflicts, including events concerning Ukraine and Taiwan;
•the possibility that the Company may not achieve its anticipated financial results in one or more future periods;
•changing economic conditions in the global markets where the Company operates, including any inflationary pressures, resulting in reductions in customer spending, changes in customer demand for products and services and a slowdown in customer payments;
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
C.        Reasons for the Offer and Use of Proceeds
Not applicable.
D.        Risk Factors
The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Consolidated Financial Statements, including the notes thereto, included in this annual report, and the other risks described in the Forward-Looking Statements safe harbor under the Private Securities Litigation Reform Act of 1995. These risks may affect the Company's operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. The Company invites you to consult any further related disclosures made by the Parent from time to time in materials filed with or furnished to the SEC.
Risks related to the Company's Business and Industry

The Company has a concentrated customer base in certain business segments, and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue

A substantial portion of the Company’s revenues is derived from exclusive licenses awarded to the Company by the ADM, the governmental authority responsible for regulating and supervising gaming in Italy. For the years ended December 31, 2022 and 2021, approximately 9% and 12%, respectively, of the Company’s total consolidated revenues was earned for service provided for the operation of the Italian Gioco del Lotto game and approximately 9% and 11%, respectively, was earned for service provided for the operation of the Italian Scratch & Win instant ticket game.

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

In addition, recurring revenues from the Company’s top 10 customers outside of Italy accounted for approximately 25% of its total consolidated revenues for the year ended December 31, 2022. In 2024, the Company expects to lose one of these customers, Camelot UK Lotteries Limited in the United Kingdom, which represented approximately 1% of consolidated revenue in 2022, and the Company may not be able to replace those revenues. If the Company were to lose any of its other larger customers, or if these larger customers experience lower sales and consequently reduced revenues, which are primarily service revenues, there could be a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company’s operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts

The Company derives a substantial portion of its revenues from its portfolio of long-term operating contracts, FMCs, and LMAs in the Global Lottery segment (equal to approximately 52% of its total consolidated revenues for the year ended December 31, 2022), awarded through competitive procurement processes. The Company’s U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for material, uncured breaches and for other specified reasons out of the Company's control, such as the failure by a state legislature to approve the required budget appropriations. In addition, many of these contracts in the U.S. permit the lottery authority to terminate the contract at will with limited notice and do not specify the compensation to which the Company would be entitled were such termination to occur. If one or more of the Company’s U.S. lottery contracts were terminated, or were not renewed or extended, there is no guarantee that the Company would be able to identify replacement sources of revenue in a timely fashion, or at all. Additionally, the loss of one or more of the Company’s U.S. lottery contracts to a competitor could place the Company at a competitive disadvantage.

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

The COVID-19 pandemic has had, and COVID-19 or other future pandemics may have, an adverse effect on the Company’s business, operations, financial condition, and operating results

The COVID-19 pandemic has been, and continues to be, complex and rapidly evolving. In recent years, governments, public institutions, and other organizations have imposed or recommended, and businesses and individuals have implemented, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation, stay-at-home directives, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, cancellation of events, including sporting events, concerts, conferences and meetings, and quarantines and lock-downs. While some of these restrictions have been reduced or eliminated more recently, there is no guarantee that such restrictions or similar restrictions will not be imposed again in the future as the COVID-19 virus and the knowledge about the virus continue to evolve, or if new pandemics or widespread public health issues emerge. Additionally, the COVID-19 pandemic, and the public perception thereof, contributed to consumer unease and decreased discretionary spending and consumer travel in recent years, which had and may continue to have, a negative effect on the Company’s gaming business. Other future health epidemics or contagious disease outbreaks could have similar or greater impacts on the Company’s gaming or other businesses. The pandemic and its consequences, including the closure of almost all casinos and gaming halls globally in the first half of 2020, dramatically reduced demand for gaming products and services (including as a result of slow growth or declines in the replacement cycle of gaming machines), which had a negative impact on all aspects of the Company’s gaming business. While many casinos and gaming halls have since reopened, some remain closed or have enacted new restrictions, and there can be no assurance that the Company will not be further affected by future shutdowns or other restrictions. Furthermore, some of the Company’s suppliers have experienced, and may continue to experience or experience again in the future, adverse effects as a result of the COVID-19 virus and public or private sector responses thereto. While the Company navigated supply chain disruptions in 2020, 2021 and 2022, such adverse effects may include, but are not limited to, constraints on ability to meet the Company’s supply requirements on schedule, bankruptcy or insolvency, any of which could impact the Company’s supply chain and its ability to meet demand for its products and its contractual commitments.

If the COVID-19 pandemic, or another future pandemic, results in renewed restrictive governmental or societal responses, it could have a material adverse effect on the Company’s results, operations, outlooks, plans, goals, growth, reputation, cash flows, and liquidity. In addition, COVID-19 or other future pandemics could have an adverse effect on the financial conditions or resources of the Company’s customers or their ability to purchase or lease the Company’s products or services, which could have a material adverse effect on the Company’s revenues.

Adverse changes in discretionary consumer spending and behavior, including as a result of the occurrence or perception of economic slowdown or inflation, may adversely affect the Company's business

Sociopolitical and economic factors that impact consumer confidence may result in decreased discretionary spending by consumers and have a negative effect on the Company's business. Unfavorable changes in social, political and economic conditions and economic uncertainties, as well as decreased discretionary spending by consumers, including as a result of inflation, may adversely impact customers, suppliers and business partners in a variety of ways.

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

The occurrence or perception of an economic slowdown or recession may also have a negative impact on consumer discretionary spending, particularly when combined with inflation or the occurrence or perception of increases in the prices of consumer products including food and energy. If these conditions persist or worsen, it may result in declines in lottery ticket sales and fewer patrons visiting casinos and engaging in online or digital gaming, which could have a material adverse effect on the Company’s business and results of operations.

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

At December 31, 2022, the Company had outstanding performance bonds and letters of credit in an aggregate amount of approximately $978 million. These instruments present a potential expense for the Company and could divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on the Company's results of operations, business, financial condition, liquidity, or prospects.

The Company’s success depends in large part on its ability to develop and manage frequent introductions of innovative products and the ability to respond to technological changes, and slow growth or declines in the lottery and gaming markets could lead to lower revenues for the Company

The Company’s future success will depend, in part, on the success of the lottery and gaming industries in attracting and retaining new players in the face of increased competition in the entertainment and gaming markets, as well as the Company's own success in developing innovative services, products, and distribution methods/systems to achieve this goal. The Company must continually introduce and successfully market new games and technologies to remain competitive and effectively stimulate customer demand. The process of developing new products is inherently complex and uncertain. It requires accurate anticipation of changing customer needs and end-user preferences as well as emerging technological trends. If the Company's competitors develop new game content or innovative products and the Company fails to keep pace, its business could be adversely affected.

In addition, if the Company fails to accurately anticipate customer needs and end-user preferences through the development of new products, services and technologies, the Company could lose business to its competitors, which would adversely affect its results of operations, business, financial condition, or prospects. While the Company intends to continue investing resources in research and development across Global Lottery, Global Gaming, and PlayDigital, which includes new hardware, software, content, services and systems, there is no assurance that its investments in research and development will guarantee successful products. Because the Company’s newer products are generally more technologically sophisticated than those it has produced in the past, the Company must continually refine its design, development, and delivery capabilities across all channels to ensure product innovation. Newer products also require adequate supply of electronic components and other raw materials, for which the Company relies on third party suppliers. See “The Company depends on its suppliers and faces supply chain risks that could adversely affect its financial results” within “Operational Risks” below.

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

Brexit has created uncertainty that could impact the Company's operations, business, financial condition, or prospects

The U.K. exited the E.U. on January 31, 2020, which commenced a transition period through December 31, 2020, during which the U.K. continued to apply E.U. laws and regulations and the trading relationship between the U.K. and the E.U. remained the same. In December 2020, the U.K. and E.U. announced they had entered into a post-Brexit deal (the “Post-Brexit Trade

Agreement”) on certain aspects of trade and other strategic and political issues and on January 1, 2021, the U.K. left the European Union Single Market and Customs Union. The Post-Brexit Trade Agreement offers U.K. and E.U. companies preferential access to each other’s markets, ensuring imported goods will be free of tariffs and quotas; however, economic relations between the U.K. and the E.U. will now be on more restricted terms than existed previously. While the Post-Brexit Trade Agreement provides some clarity regarding the future relationship between the U.K. and the E.U., uncertainties remain and further negotiations are expected. The continued uncertainty following the U.K.’s withdrawal from the E.U. could adversely affect business activity, restrict the movement of capital and the mobility of personnel and otherwise impair political stability and economic conditions in the U.K., the E.U. and elsewhere. Any of these developments could have a material adverse effect on the Company’s business, future operations, operating results, and cash flows.

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

The Company maintains various patents, trademarks, copyrights and trade secrets and intends to enforce its intellectual property rights. From time to time, the Company may assert claims against third parties, most recently Zynga Inc. and Acres Gaming Inc., that it believes are infringing its intellectual property rights. Litigation initiated or defended to protect and enforce the Company’s intellectual property rights could be costly, time consuming and distracting to management, could fail to obtain the results sought, and could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

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

In addition, some of the Company’s most popular games and features, such as the Wheel of Fortune® family of premium games, are based on trademarks, copyrights, patents, and other intellectual property licensed from third parties. The Company’s future success may depend upon its ability to obtain, retain and/or expand licenses for popular intellectual property rights with reasonable terms in a competitive market. If the Company cannot renew and/or expand existing licenses, it may be required to discontinue or limit its use of the games or gaming machines that use the licensed technology or bear the licensed marks, which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Third party intellectual property infringement claims against the Company could limit its ability to compete effectively

The Company cannot provide assurance that its products do not infringe the intellectual property rights of third parties. Infringement and other intellectual property claims and proceedings brought against the Company, whether successful or not, are costly, time consuming and distracting to management, and could harm the Company's reputation. In addition, intellectual property claims and proceedings could require the Company to do one or more of the following: (i) cease selling or using any of its products that allegedly incorporate the infringed intellectual property, (ii) pay substantial damages, (iii) obtain a license from the third-party owner, which license may not be available on reasonable terms, if at all, (iv) rebrand or rename its products, and (v) redesign its products to avoid infringing the intellectual property rights of third parties, which may not be possible and, if possible, could be costly, time consuming, or result in a less effective product. A successful claim against the Company could have a material adverse effect on its results of operations, business, financial condition, or prospects.

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

From time to time, the Company may pursue divestitures in support of its strategic goals. For example, on May 10, 2021, the Company completed the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses (“Italian B2C businesses”) to Gamenet Group S.p.A. and on September 14, 2022, a wholly-owned subsidiary of the Company completed the sale of the Company’s Italian commercial services business, to PostePay S.p.A. – Patrimonio Destinato IMEL. Divestitures involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of business, the potential loss of key employees and the retention of uncertain contingent liabilities related to the divested business. The Company may not be successful in managing these or any other significant risks that it encounters in any divestiture the Company may undertake, and any such divestiture could materially and adversely affect the Company’s business, financial condition, results of operations and cash flows, and may also result in a diversion of management attention, operational difficulties and losses. Further, there can be no assurance whether the strategic benefits and expected financial impact of any divestiture will be achieved.

The Company’s inability to successfully complete and integrate acquisitions could limit its future growth or otherwise be disruptive to its ongoing business

From time to time, the Company expects it will pursue acquisitions in support of its strategic goals. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that the Company will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. The Company’s ability to succeed in implementing its strategy will depend to some degree upon the ability of its management to identify, complete, arrange financing for, and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt the Company’s ongoing business and distract management from other responsibilities. Further, the Company may incur unexpected costs, or fail to realize expected benefits from such acquisitions. In connection with any such acquisitions, the Company could face significant challenges in managing and integrating its expanded or combined operations, including acquired assets, operations, and personnel.

The Company faces reputational risks related to the use of social media

The Company frequently uses social media platforms as marketing tools. These platforms provide the Company, as well as individuals, with access to a broad audience of consumers and other interested persons. Negative commentary regarding the Company or the products it sells may be posted on social media platforms and similar devices at any time and may be adverse to the Company’s reputation or business. Further, as laws, regulations, and different platforms’ terms of service rapidly evolve to govern the use of social media, the failure by the Company, its employees or third parties acting at the Company's direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact the Company’s business, financial condition, and results of operations or subject it to fines or other penalties.

The Company’s results of operations, cash flows and financial condition could be affected by severe weather and other geological events and geopolitical events in the locations where the Company’s customers, suppliers or regulators operate.

The Company may be impacted by severe weather and other geological events (including as a result of climate change), including hurricanes, earthquakes, snow or ice storms, floods or tsunamis, that could disrupt the Company’s operations or the operations of the Company’s customers, suppliers, data service providers and regulators. Natural disasters or other disruptions at any of the Company’s facilities or the facilities of the Company’s suppliers, may impair or delay the operation, development, provisions or delivery of the Company’s products and services. The Company’s operations could also be impacted by geopolitical events, including the outbreak of hostilities (such as the Russia-Ukraine conflict), other acts of violence, including escalation of war or terrorism, any of which could adversely affect the Company’s ability to operate and deliver its products and services. While the Company insures against certain business interruption risks, the Company cannot assure that such insurance will compensate the Company for any losses incurred as a result of natural or other disasters. Any serious disruption to the Company’s operations, or those of the Company’s customers, suppliers, data service providers, or regulators, could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.

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

Investigations by governmental and licensing entities can result in adverse findings or negative publicity

From time to time, the Company is subject to extensive background investigations, and other investigations of various types are conducted by governmental and licensing authorities with respect to applicable gaming regulations. These regulations and investigations vary from time to time and from jurisdiction to jurisdiction where the Company operates. The Company’s operations may be impacted if the Company is unable to obtain a privileged gaming license or have a privileged gaming license revoked by a regulatory authority. Because the Company’s reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, a governmental allegation or a finding of improper conduct by or attributable to the Company in any manner, the prolonged investigation of these matters by governmental or regulatory authorities, and/or the adverse publicity resulting therefrom could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects, including its ability to retain existing contracts or to obtain new or renewed contracts, both in the subject jurisdiction and elsewhere.

Failure to comply with data privacy laws, including the GDPR could result in significant penalties

Our business is subject to the E.U. GDPR, which came into effect on May 25, 2018. The U.K. has implemented a similar law: the U.K. GDPR (and together with the E.U. GDPR, the “GDPR”). The GDPR has direct effect where an entity is established in the European Economic Area (the “EEA”) or the U.K. and has extraterritorial effect where an entity established outside the EEA or the U.K. processes personal data in relation to the offering of goods or services to individuals in the EEA and/or the U.K. The GDPR imposes a number of obligations on data controllers, including, among others:

•accountability and transparency requirements, which requires data controllers to demonstrate and record compliance with the GDPR and to provide more detailed information to data subjects regarding processing;
•enhanced requirements when obtaining consent;
•obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, and stored as well as its accessibility;
•constraints on automated individual decision-making, including profiling data subjects;
•providing data subjects with personal data in a usable format on request and erasing or rectifying personal data in certain circumstances;
•obligations to implement appropriate technical and organizational security measures to safeguard personal data; and
•reporting of certain personal data breaches to the relevant supervisory authority without undue delay (72 hours where feasible).

In addition, the GDPR also prohibits the international transfer of personal data from the EEA/U.K. to countries outside of the EEA/U.K. unless made to a country deemed to have “adequate” data privacy laws by the European Commission or U.K. Government or if a data transfer mechanism has been put in place. In July 2020, the Court of Justice of the European Union (“CJEU”) in its Schrems II ruling invalidated the E.U.-U.S. Privacy Shield framework, a self-certification mechanism that facilitated the lawful transfer of personal data from the EEA/U.K. to the U.S., with immediate effect. The CJEU upheld the validity of standard contractual clauses (“SCCs”) as a legal mechanism to transfer personal data but companies relying on SCCs will need to carry out a transfer privacy impact assessment, which among other things, assesses laws governing access to personal data in the recipient country and considers whether supplementary measures that provide privacy protections additional to those provided under SCCs will need to be implemented to ensure an essentially equivalent level of data protection to that afforded in the EEA. The U.K. has also published its own form of these clauses called an International Data Transfer Agreement and its own transfer risk assessment tool. However, parties may alternatively choose to rely on the E.U. SCCs with a U.K. Addendum, and the E.U. transfer privacy impact assessment instead. In terms of international data transfers between the U.K. and U.S., it is understood that the U.K. and the U.S. are negotiating an adequacy agreement.

In October 2022, the U.S. President signed an Executive Order to facilitate a new Trans-Atlantic Data Privacy Framework which will act as a successor to the invalidated Privacy Shield. Moreover, in December 2022, the European Commission released a draft adequacy decision for the U.S., reflecting its belief that the Executive Order and Framework address the transfer issues raised when the Privacy Shield was invalidated. If finalized, the agreement will facilitate the transatlantic flow of personal data and provide additional safeguards (in addition to SCCs) for companies transferring personal data from the E.U. to the U.S. In the meantime, the European Commission published new versions of SCCs in June 2021 which place onerous obligations on the parties and the deadline for the implementation of SCCs was December 27, 2022.

Other jurisdictions in which the Company operates have implemented, or are considering implementing, data privacy laws similar to the GDPR. Several of the Parent’s subsidiaries deal with a significant amount of employee personal data. There is a risk that the Company's policies and procedures for compliance with data privacy laws, including the GDPR will not be implemented correctly or that individuals within the Company will not be fully compliant with the new procedures. Failure to comply with data privacy laws may have serious financial consequences to the Company. For example, failure to comply with the GDPR may lead to fines of up to the maximum of either €20 million under the E.U. GDPR and £17.5 million under the U.K. GDPR or 4% of worldwide annual revenue under the E.U. GDPR and U.K. GDPR, and the Company could face significant administrative sanctions and reputational damage that could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company is exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanction programs

Doing business worldwide requires the Company to comply with the laws and regulations of various jurisdictions. In particular, the Company's operations are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, and other anti-corruption laws that apply in countries where the Company operates. Other laws and regulations applicable to the Company control trade by imposing economic sanctions on countries and persons and creating customs requirements and currency exchange regulations. The Company's continued global expansion, including in countries which lack a developed legal system or have high levels of corruption, increases the risk of actual or alleged violations of such laws.

The Company cannot predict the nature, scope, or effect of future regulatory requirements to which its operations might be subject or the manner in which such laws might be administered or interpreted.

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

Furthermore, changes in tax laws or regulations may be proposed or enacted that could significantly affect the Company’s overall tax expense. For example, the Inflation Reduction Act (“IRA”) was recently enacted into law and includes a provision to implement a 15% corporate alternative minimum tax on “adjusted financial statement income” for “applicable corporations” and a 1% excise tax on repurchases of stock. The Company continues to evaluate the provisions of the IRA, but does not currently expect the IRA to have a material impact on our financial position.

In October 2015, the Organisation for Economic Co-operation and Development (“OECD”) published its final recommendations on base erosion and profit shifting (“BEPS”). These BEPS recommendations propose measures to coordinate multilateral action on international tax rules. Several of the areas of tax law on which the BEPS project has focused have led or will lead to changes in the domestic law of individual OECD jurisdictions. The implementation of recommendations arising from the action points comprising BEPS has resulted in significant changes to local tax legislation and international double tax treaties over recent years. For example, BEPS has resulted in jurisdictions implementing laws which (among other things): (i) limit deductibility of interest payments; (ii) expand the scope of permanent establishment (thereby extending the scope of jurisdictions' taxing rights); (iii) counteract hybrid mismatch arrangements; and (iv) strengthen 'Controlled Foreign Company' rules. Legislation introduced in relation to hybrid mismatches came into effect on January 1, 2017, and legislation to restrict tax deductions for interest expenses of large groups was brought into effect from April 1, 2017.

On June 21, 2016, the E.U.’s ministers of Finance and Economic Affairs unanimously approved the Anti-Tax Avoidance Directive to harmonize potential BEPS changes in the E.U. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. We expect that countries may change their tax laws in response to this project, and several countries have already changed or proposed changes to their tax laws. On July 1, 2020, the Anti-Tax Avoidance Directive II (“ATAD II”) entered into force, with provisions on hybrid structures entering into force on January 1, 2021 to apply to income obtained in the tax year starting December 31, 2020. ATAD II is designed to prevent hybrid mismatches giving rise to a double deduction or to a deduction without taxation in different tax jurisdictions. In certain cases, taxpayers may be denied the right to recognize tax deductible costs on payments subject to a double deduction. On December 22, 2021, the E.U. published the draft Anti-Tax Avoidance Directive III (“ATAD III”) designed to impose new minimum substance rules to prevent the misuse of shell entities for improper tax purposes. ATAD III proposes to introduce reporting requirements for certain E.U. tax resident companies with mobile and/or passive income (such as interest, dividends and royalty income) that have inadequate economic substance (as prescribed under ATAD III). If an entity fails to meet these substance requirements, it will be denied benefits under double tax treaties and various E.U. directives. As currently drafted, E.U. member states will need to implement the proposed measures, once adopted, by June 30, 2023. ATAD III is currently in draft form and is subject to public consultation. The details of these rules are therefore subject to change.

On May 31, 2019, the OECD published a “Programme of Work” designed to address the tax challenges created by an increasing digitalized economy. The Programme was divided into two pillars. Pillar One addresses the broader challenge of a digitalized economy and focuses on the allocation of group profits among taxing jurisdictions based on a market based concept rather than historical “permanent establishment” concepts. Pillar Two addresses the remaining BEPS risk of profit shifting to entities in low tax jurisdictions by introducing a global minimum tax and a tax on potentially base eroding payments.

The OECD published detailed blueprints of its proposals on October 14, 2020 and public consultations have already been held virtually in January 2021. A meeting of the Inclusive Framework was held on January 27-28, 2021. On October 8, 2021, the OECD announced that a global deal to ensure a minimum tax rate of 15% for large multinational companies, and measures to prevent tax avoidance, was agreed to by 136 countries. The effect of the minimum tax rate will allow home governments to ‘top up’ the taxes paid in a particular country to the extent those taxes are below 15%, eliminating the advantage of shifting profits. Additionally, it is proposed that countries where revenues are earned will be able to tax 25% of the largest multinationals’ so-called excess profit - defined as profit in excess of 10% of revenue. These changes are currently scheduled to take effect by 2023, and the extent to which these changes are enacted into the laws of the various countries will become evident in the interim. Changes to tax laws and additional reporting requirements could increase the complexity, burden, and cost of doing business with our subsidiary entities and/or subject the Company to increased tax and compliance burdens.

The impact of these changes to U.K. tax law in response to the BEPS Reports are still playing out, and it is expected that further reforms will be made in response to the proposed extensions of BEPS (i.e., BEPS: Pillar One and Two, commonly known as

“BEPS 2.0”)). BEPS and BEPS 2.0 (if implemented) may have an ongoing effect on the Parent’s and/or Company’s intra-group arrangements, operations, and results.

If U.S. or other foreign tax authorities change applicable tax laws, the Company’s overall taxes could increase, and its results of operations, business, financial condition, or prospects may be adversely affected.

The Company may be subject to an unfavorable outcome with respect to pending regulatory, tax, or other legal proceedings, which could result in substantial monetary damages or other harm to the Company

The Company is involved in a number of legal, regulatory, tax, and arbitration proceedings including claims by and against it as well as injunctions by third parties arising out of the ordinary course of its business or its other business activities and is subject to investigations and compliance inquiries related to its ongoing operations. It is difficult to estimate accurately the outcome of any proceeding. As such, the amounts of the Company’s provision for litigation risks could vary significantly from the amounts the Company may be asked to pay or ultimately pay in any such proceeding. In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require the Company to pay substantial monetary damages or penalties and/or incur costs that may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant license or authorization and thereby have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Operational Risks

The Company depends on its suppliers and faces supply chain risks that could adversely affect its financial results

The Company purchases most of the parts, components, and subassemblies necessary for its lottery terminals and electronic gaming machines from outside sources. The Company outsources the manufacturing and assembly of certain gaming and lottery terminals to third-party vendors. The Company’s operating results could be adversely affected if one or more of its manufacturing and assembly outsourcing vendors fails to meet defined quality standards and production schedules. Disruptions and delays could adversely affect our suppliers’ ability to meet production schedules.

Throughout 2020, 2021 and 2022, the Company experienced, and the Company may continue to experience, disruptions throughout its supply chain. In particular, the Company has been adversely impacted by a shortage in the supply of electronic components necessary for the manufacture of gaming machines. These shortages have required the Company to adjust some of its delivery and production schedules, and could cause the Company to be unable to meet demand for its products or to introduce new products on schedule, leading to a reduction in potential sales. The Company cannot provide assurance as to how long it will be impacted by the shortage in electronic components, or whether it will in the future face shortages of other parts, components or subassemblies necessary for the manufacture of any of its finished products. Furthermore, global supply chain constraints have also generally led to an increase in costs, including supply costs (such as the cost of paper and electronic components), freight costs, energy costs and labor costs, among others. The Company may not be able to pass these increased costs on to customers, which may lead to decreased profit margins. As a result, the Company's results of operations, business, financial condition, or prospects could be adversely affected by these supply chain disruptions, or any future supply chain disruptions.

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

In the Company’s digital gaming business, the Company often relies on third-party data center providers to, among other things, host the Company’s remote game servers and sports betting platforms. The digital gaming business could be adversely impacted by breaches of or disruptions to these third-party data centers, including potential service level penalties with respect to the Company’s customers, reputational harm, the disclosure of proprietary information or the theft of the Company’s assets.

The Company’s management believes that if a supply contract with one of its vendors were to be terminated or breached, it may take time to replace such vendor under some circumstances and any replacement parts, components, or subassemblies may be more expensive, which could reduce the Company’s operating margins. Depending on a number of factors, including the Company’s available inventory of replacement parts, components or subassemblies, the time it takes to replace a vendor may result in a delay for a customer. Further, supply chain constraints and shortages could cause the Company’s existing vendors to be unable to meet supply commitments, which may cause delays in the Company’s ability to meet its contractually committed delivery schedules. Generally, if the Company fails to meet its delivery schedules under its contracts, it may be subject to substantial penalties or liquidated damages, or contract termination, which in turn could adversely affect the Company's results of operations, business, financial condition, or prospects.

Failure to attract, retain and motivate personnel may adversely affect the Company's ability to compete

The Company's ability to attract and retain key management, product development, finance, marketing, and research and development personnel, and its ability to attract and maintain a diverse workforce, is directly linked to the Company's continued success. In all of the industries in which the Company operates, the market for qualified executives and highly-skilled technical workers is intensely competitive, and increasing competition for talent and changing expectations of current and prospective employees pose new challenges relating to the attraction and retention of key personnel. The loss of key employees or an inability to hire a sufficient number of technical staff could limit the Company's ability to develop successful products and could cause delays in getting new products to the market. The Company has established an Office of Diversity, Equity, and Inclusion to promote a fair and inclusive culture that enables all employees to feel valued, respected, engaged, and empowered to contribute to the business.

The Company’s business prospects and future success rely heavily upon the integrity of its employees, directors, and agents

The Company strives to set exacting standards of personal integrity for its employees, directors and agents and its reputation in this regard is an important factor in its business dealings with lottery, gaming, and other governmental agencies. For this reason, an allegation or a finding of improper conduct on the Company’s part, or on the part of one or more of its current or former employees, directors or agents, or the failure to detect fraudulent activity by employees in a timely manner, could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

For example, in October 2020, the Italian Tax Police announced that it was investigating alleged misconduct by a small number of the Company’s former employees. The alleged misconduct involved unauthorized access to the Company’s lottery system in Italy in order to identify and redeem winning scratch-off lottery tickets. The investigation progressed with the Italian prosecutor commencing criminal proceedings against several of the Company’s former employees. The Company fully cooperated with the Italian Tax Police and other regulators in order to facilitate their reviews and has taken proactive steps to ensure the integrity of the Company’s games and to protect the interests of the Company’s customers. The Company has also taken measures to review its operational systems and processes designed to prevent fraudulent activities and remains focused on ensuring its business is conducted at the highest levels of integrity. Nevertheless, the investigation and other governmental reviews and inspections (including any resulting adverse impact on the perceived integrity and security of the Company’s products and systems) could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

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

The Company and its operations are subject to cyber attacks and cybersecurity risks which may have an adverse effect on its business and results of operations and result in increasing costs to minimize these risks

The Company's business involves the storage and transmission of confidential business and personal information, including trade secrets and other sensitive information, and theft and security breaches may expose the Company to a risk of loss of, or improper use and disclosure of, such information, which may result in significant litigation expenses and liability exposure. The Company has developed an information security management system (the “ISMS”) to safeguard the confidentiality, integrity, and availability of all physical and electronic information assets and ensure that regulatory, operational, and contractual requirements are fulfilled. Cyber-attacks on businesses are becoming more frequent and increasingly more difficult to anticipate and prevent due to their rapidly evolving nature, and the Company believes that risks and exposures related to cybersecurity will remain high for the foreseeable future.

Within the ISMS, the Company maintains policies, procedures, and controls designed to prevent, detect, and mitigate the potential negative effects of malware attacks, phishing attacks, password attacks, “Man-in-the-Middle” attacks, Denial-of-Service attacks, and other cybersecurity risks. The Company periodically reviews these elements of the ISMS for continued effectiveness, incorporating updates to reflect new business realities and changes to the Company’s risk profile. However, despite these efforts, the Company may not be able to prevent or detect every cyber-attack or incident or reduce the negative effects they may cause.

Any failure, compromise, or breach of the Company’s security measures that results in the release of confidential business and/or personal information could seriously harm the Company’s reputation and have a materially adverse effect on the results of operations, business, financial condition, or prospects of the Company and the Company’s customers. Additionally, cyber-attacks could also compromise trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable, which could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects. The Company’s security measures may be breached due to employee error, malfeasance, system errors, or vulnerabilities, including the vulnerabilities of the Company’s subcontractors, vendors, suppliers, or otherwise. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, become more sophisticated, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or to implement adequate preventative measures.

Though the Company maintains first and third-party cybersecurity insurance coverage in an attempt to mitigate cybersecurity risks, such policies may not be sufficient to mitigate all the potential negative effects of a cyber-attack or incident that occurs.

Technology failures may disrupt the Company’s business and have an adverse effect on its results of operations

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

The Company may incur additional impairment charges

The Company reviews its long-lived and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. The Company tests goodwill and other indefinite-lived intangible assets for impairment at least annually. Factors that may indicate a change in circumstances, such that the carrying value of the

Company’s goodwill, amortizable intangible assets, or other non-amortizing assets may not be recoverable, include a decline in the Company’s stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in industry segments in which the Company participates. The Company may be required to record a significant charge in its consolidated financial statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect the Company’s results of operations. While during the year ended December 31, 2022, the Company did not identify any events or circumstances that would indicate that it is more likely than not that the fair value of any reporting unit was less than its carrying amount, the Company cannot provide assurance that future changes will not require additional material impairment charges in any of its business segments in the future.

The establishment and utilization of alternative reference rates may increase the amount of interest the Company pays with respect to floating rate indebtedness denominated in U.S. dollars

As of December 31, 2022, $65 million of the Company’s outstanding indebtedness had an interest rate which was calculated with reference to the Secured Overnight Financing Rate (“SOFR”). SOFR is the principal replacement reference rate for the U.S. dollar London Inter-Bank Offered Rate (“USD LIBOR”) in the Company’s outstanding indebtedness agreements. Because SOFR is based on overnight funding transactions secured by U.S. Treasury securities, it differs fundamentally from USD LIBOR. SOFR has a limited history, having been first published in April 2018. There is no assurance that SOFR will perform in the same or similar way as USD LIBOR would have performed, that SOFR will be a suitable replacement for USD LIBOR, or that the replacement of USD LIBOR with SOFR will not increase the amount of interest that the Company pays with respect to floating rate indebtedness denominated in U.S. dollars.

Fluctuations in foreign currency exchange rates affect our reported operating results in U.S. dollar terms

Revenue generated and expenses incurred by our international subsidiaries are often denominated in the currencies of the local countries. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates when the financial results of our international subsidiaries are translated from local currencies into U.S. dollars. In addition, our financial results are subject to changes in exchange rates that impact the settlement of transactions in non-functional currencies. Our primary foreign currency exchange rate exposure arises from translating Euros into U.S. dollars.

Global events, as well as geopolitical developments such as the Russia-Ukraine conflict, fluctuating commodity prices, trade tariff developments, and inflation have caused, and may in the future cause, global economic uncertainty, and uncertainty about the interest rate environment, which could amplify the volatility of currency fluctuations. Therefore, fluctuations in the value of foreign currencies may impact our operating results when translated into U.S. dollars. Such fluctuations may also impact our ability to accurately predict our future results. Although we maintain a hedging program to mitigate some of this volatility and related risks, there can be no assurance that the hedging program will be effective in offsetting the adverse financial impacts that may result from unfavorable movements in foreign currency exchange rates.

Risks related to the Loyalty Voting Structure

The concentrated voting power held by De Agostini S.p.A., and the Parent’s loyalty voting structure, may limit other shareholders' ability to influence corporate decisions

At February 23, 2023, De Agostini S.p.A. had an economic interest in the Parent of approximately 45.03% (excluding treasury shares) and, due to its election to exercise the Special Voting Shares associated with its ordinary shares pursuant to the loyalty plan, a voting interest in the Parent of approximately 61.50% of the total voting rights (excluding treasury shares). See “Item 7. Major Shareholders and Related Party Transactions” for additional information. This shareholder may make decisions with which other shareholders may disagree, including, among other things, delaying, discouraging, or preventing a change of control of the Company or a potential merger, consolidation, tender offer, takeover, or other business combination and may also prevent or discourage shareholders’ initiatives aimed at changes in the Parent’s management.

The tax consequences of the loyalty voting structure are uncertain

No statutory, judicial, or administrative authority has provided public guidance in respect of the Special Voting Shares of the Parent and as a result, the tax consequences of owning such shares are uncertain. The fair market value of the Parent's Special Voting Shares, which may be relevant to the tax consequences of owning, acquiring, or disposing of such shares, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, (i) the Special Voting Shares are not transferable (other than in very limited circumstances as provided for in the loyalty voting structure), (ii) in a winding up or otherwise, the holders of the Special Voting Shares will only be entitled to receive out of the Parent's assets available for distribution to its shareholders, in aggregate, $1, and (iii) loss of the entitlement to instruct the nominee on how to vote in respect of Special Voting Shares will occur without consideration, the Parent believes and intends to take the position that the value of each special voting share is minimal. However, the relevant tax authorities could assert that the value of the Special Voting Shares as determined by the Parent is incorrect. Shareholders are urged to consult their own tax advisors with respect to treatment of Special Voting Shares. See “Item 10. E Taxation” for additional information.

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

Item 4.         Information on the Company
A.        History and Development of the Company

International Game Technology PLC was organized in 2014 as a public limited company under the laws of England and Wales. The Parent’s principal office is located at 10 Finsbury Square, Third Floor, London EC2A 1AF, United Kingdom, telephone number +44 (0) 203 866 1240. The Parent’s agent for service in the United States is CT Corporation System, 701 S. Carson Street - Suite 200, Carson City, Nevada 89701 (telephone number: +1 518 433 4740). The Company conducts business through various subsidiaries and variable interest entities (see “Item 4. C. – Organizational Structure”), and the Parent is publicly-traded on the NYSE under the symbol “IGT”.
Capital Expenditures and Divestitures
For a description, including the amount invested, of the Company’s principal capital expenditures (including interests in other companies) for the years ended December 31, 2022, 2021, and 2020, see “Item 5. B. Liquidity and Capital Resources—Capital Expenditures.”
For a description of the Company’s principal divestitures for the years ended December 31, 2022, 2021, and 2020, see “Item 5.A. Operating Results.”
To date, the Company has not made any other capital expenditures or divestitures in calendar year 2023 that were not in the ordinary course of business.
More Information
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company’s SEC filings can be found there and on the Company’s website: www.igt.com.
B.    Business Overview

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Digital Gaming and Sports Betting. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company’s solutions deliver gaming experiences that responsibly engage players and drive growth. The Company has a well-established local presence and relationships with governments and regulators around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

The Company operates and provides an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, electronic gaming machines, gaming systems, digital lottery, digital gaming, sports betting, instant ticket printing, and commercial services. The Company is headquartered in London, United Kingdom, with the following principal locations: (i) the corporate functions headquarters in Providence, Rhode Island; (ii) the Lottery headquarters in Rome, Italy; (iii) the Gaming headquarters in Las Vegas, Nevada; (iv) the PlayDigital headquarters in San Francisco, California; and (v) the principal location of manufacturing, logistics, and supply chain leadership in Reno, Nevada. The Company had 10,786 employees at December 31, 2022.

Effective September 1, 2021, the Company adopted a new business segment structure focused on three business segments: Global Lottery, Global Gaming, and Digital & Betting. The Company will be referring to Digital & Betting as “PlayDigital” in these and future disclosures.

The Company's operations for the periods presented herein are reported under this business segment structure.

Products and Services

The Company has three broad categories of products and services: (1) Lottery; (2) Gaming; and (3) PlayDigital.

1. Lottery

Through its Global Lottery segment, the Company supplies a unique set of lottery solutions to approximately 93 customers worldwide, including to 37 of the 48 U.S. lotteries (including the District of Columbia, Puerto Rico, and U.S. Virgin Islands). Lottery customers frequently designate their revenues for particular purposes, such as education, economic development, conservation, transportation, programs for senior citizens and veterans, health care, sports facilities, capital construction projects, cultural activities, tax relief, and others. Many governments have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source of funding for these programs.

Lottery products and services are provided through operating contracts, FMCs, LMAs, and product sales contracts. In the majority of jurisdictions, lottery authorities award contracts through a competitive bidding process. Typical service contracts are five (5) to ten (10) years in duration, often with multi-year extension options. After the expiration of the initial or extended contract term, a lottery authority generally may either seek to negotiate further extensions or commence a new competitive bidding process. Certain customers may require the Company to pay an upfront fee for the right to exclusively manage their lottery.

The Company designs, sells, leases, and operates a complete suite of point-of-sale machines that are electronically linked with a centralized transaction processing system that reconciles lottery funds between the retailer and the lottery authority. The Company provides and operates highly secure, online lottery transaction processing systems that are capable of processing approximately 1 million transactions per minute. The Company provides more than 379,000 point-of-sale devices to lottery customers and lotteries that it supports worldwide. The Company also produces high-quality instant ticket games and provides printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services.

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

The Company operates in the highly regulated global lottery market, with a customer base of public and private entities that are secured on a contractual basis. The Company faces competition from vendors in the lottery technology and instant ticket printing segments, who possess a wide range of industry experience and financial capabilities. The Company also faces competition from smaller, less-established iLottery content providers. With high barriers to entry, particularly in the retail lottery and instant ticket segments, the Company’s competitor base remains largely static year-to-year.

The primary types of lottery agreements are outlined below:

Operating and Facilities Management Contracts

The majority of the Company’s revenue in the Lottery business comes from operating contracts and FMCs.

Since 1998, and for a term expiring in 2025, the Company has been the exclusive licensee for the Italian Lotto game (management of operations commenced in 1994). Beginning in November of 2016, the Company’s exclusive license for the Italian Lotto includes purely financial partners as part of a joint venture. Lottoitalia s.r.l. (“Lottoitalia”), a joint venture company among IGT Lottery S.p.A., Italian Gaming Holding a.s., Arianna 2001 (an entity associated with the Federation of Italian Tobacconists), and Novomatic Italia, is the exclusive manager of the Italian Lotto game. Lottoitalia is 61.5% owned by IGT Lottery S.p.A. The Company, through Lottoitalia, manages the activities along the lottery value chain, such as creating games, determining payouts, collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials including play slips, tickets and receipts, and marketing and point-of-sale materials for the game. Since 2004, and for a term expiring in 2028, the Company also has been the exclusive licensee for the instant ticket lottery (“Gratta e Vinci” or “Scratch & Win”) through Lotterie Nazionali S.r.l., a joint venture 64.0% owned by the Parent’s subsidiary IGT Lottery S.p.A., with the remainder directly and indirectly owned by Scientific Games Corporation and Arianna 2001. As of December 31, 2022, the revenue weighted-average remaining term of the Company’s existing lottery contracts in Italy was 4.4 years.

The Company’s FMCs typically require the Company to design, install, and operate the lottery system and retail terminal network for an initial term, which is typically five (5) to ten (10) years. The Company’s FMCs are granted on an exclusive basis, and usually contain extension options under the same or similar terms and conditions, generally ranging from one (1) to five (5) years. Under a typical FMC, the Company maintains ownership of the technology and equipment, and is responsible for capital investments throughout the duration of the contract, although the investments are generally concentrated during the early years. The Company provides a wide range of services to lottery customers related to the technology, equipment, and facilities such as hosting, maintenance, marketing, and other support services. The Company generally provides its lottery customers retailer terminal and communication network equipment through operating leases. In return, the Company typically receives fees based upon a percentage of the sales of all lottery tickets, including draw-based and/or instant ticket games, though under certain of its agreements, the Company may receive fixed fees for certain goods or services. In limited instances, the Company provides instant tickets and online lottery systems and services under the same FMC. As of February 23, 2023, the Company had FMCs with or for the benefit of 22 U.S. jurisdictions. As of December 31, 2022, the Company’s largest FMCs by annual revenue were Texas, California, Florida, New York, and Georgia, and the revenue weighted-average remaining term of the Company’s existing U.S. FMCs was 5.3 years (6.8 years including available extensions). Also, as of February 23, 2023, the Company operated under operating contracts or FMCs in 20 international jurisdictions, excluding U.S. and Italy.

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

Instant Ticket Services

As an end-to-end provider of instant tickets and related services, the Company produces high-quality instant ticket games and provides ancillary services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services. Instant tickets are sold at numerous types of retail outlets but most successfully in grocery and convenience stores.

Instant ticket contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis and generally range from two (2) to five (5) years with extension opportunities. Government-sponsored lotteries grant printing contracts on both an exclusive and non-exclusive basis where there is typically one primary vendor and one or more secondary vendors. A primary contract permits the vendor to supply the majority of the lottery’s ticket printing needs and includes the complete production process from concept development through production and shipment. It also typically includes marketing and research support. A primary printing contract can include any or all of the following services: warehousing, distribution, telemarketing, and sales/field support. A secondary printing contract includes providing backup printing services and alternate product sources. It may or may not include a guarantee of a minimum or maximum number of games. As of February 23, 2023, the Company provided instant ticket printing products and services to 32 customers in North America and 10 customers in international jurisdictions. The Company categorizes revenue from instant ticket printing contracts, that are not part of an operator or LMA contract, as product sales from “Lottery products” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.” The instant ticket production business is also highly competitive and subject to strong, price-based competition.

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

Commercial Services

The Company develops innovative technology and offers commercial and payment services over a standalone network. Leveraging its distribution network and secure transaction processing experience, the Company offers high-volume processing of commercial and payment transactions including: prepaid cellular telephone recharges, bill payments, e-vouchers, electronic tax payments, stamp duty services and prepaid card recharges. These services are primarily offered outside of North America. As described in “Notes to the Consolidated Financial Statements—3. Business Acquisitions and Divestitures” included in “Item 18. Financial Statements”, the Italian commercial services business was sold on September 14, 2022. The Company categorizes revenue from commercial services as service revenue from “Systems, software, and other” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

2. Gaming

The Company designs, develops, assembles or orders the assembly of, and provides cabinets, games, systems, and software for customers in regulated gaming markets throughout the world under fixed fee, participation and product sales contracts. As of February 23, 2023, the Company holds more than 440 global gaming licenses and does business with commercial casino operators, tribal casino operators, and governmental organizations (primarily consisting of lottery operators). The Company provides social casino content as part of a multi-year strategic partnership with DoubleU Games. Gaming products and services are provided through the Global Gaming business segment.

The Company operates in the highly competitive global gaming industry. Primary and secondary competitors possess a wide range of financial resources, technical capabilities, and geographic focus.

Gaming Machines and Game Content

The Company offers a diverse range of gaming machine cabinets from which land-based casino customers can choose to maximize functionality, flexibility, and player comfort. In addition to cabinets, the Company develops a wide range of casino games taking into account local jurisdictional requirements, market dynamics, and player preferences. The Company combines elements of mathematics, play mechanics, sound, art, and technological advancements with a library of entertainment licenses and a proprietary intellectual property portfolio to provide gaming products designed to provide a high degree of player appeal and entertainment. The Company offers a wide array of casino-style slot machines in a variety of multi-line, multi-coin, and multi-currency configurations.

The Company’s slot games typically fall into two (2) categories: (1) premium games and (2) core games.

Premium games include:

•Wide Area Progressives - games that are linked across several casinos and/or jurisdictions and share a large common jackpot, including the Wheel of Fortune® franchise; and
•Multi-Level Progressives - games that are linked to a number of other games within the casino itself and offer players the opportunity to win different levels of jackpots, such as Prosperity Link.

Core games, which include video reel, mechanical reel, and video poker, are typically sold and in some situations leased to customers. Some of the Company’s most popular core games in 2022 included Wolf Run EclipseTM, Egyptian LinkTM, Samurai 888TM, Double Chili Mania, PinballTM Double Gold, Keno Star, Powerhouse PlusTM and Big City 4sTM Poker.

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

Gaming product sales revenues are generated from the sales of land-based gaming machines (equipment and game content), systems, component parts (including game conversion sales), other equipment and services. The Company also licenses intellectual property rights to third parties through royalty bearing patent licensing agreements. The Company categorizes revenue from gaming machines as product sales from “Gaming terminals” and revenue from game content and intellectual property revenue as product sales from “Other” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

Video Lottery Terminals

The Company provides video lottery terminals (each, a “VLT” and together, “VLTs”), VLT central systems, and VLT games worldwide. VLTs are gaming machines which are regulated by lotteries, and are usually connected to a central system.

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

The Company’s systems feature customized player messaging, tournament management, and integrated marketing and business intelligence modules that provide analytical, predictive, and management tools for maximizing casino operational effectiveness. The server-based solutions enable electronic game delivery and configuration for slot machines, as well as providing casino operators with opportunities to increase profits by enhancing the players’ experience, connecting with players interactively, and creating operational efficiencies. Service Window enables operators to market to customers more effectively by leveraging an additional piece of hardware onto existing machines for delivering in-screen messaging. The Company’s systems portfolio also encompasses mobile solutions such as the Resort Wallet™, which is a cardless, cashless loyalty solution for casino players. Resort Wallet™ includes IGTPay™, a fully cashless land-based offering for casino operators which provides a direct link to external funding. Mobile solutions that drive efficiencies and enable floor monitoring for operators while decreasing response time to player needs include Mobile Host, Mobile Responder, and Mobile Notifier. The Company categorizes revenue from gaming management systems as product sales from “Other” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

3. PlayDigital

PlayCasino

Digital gaming enables game play via the internet for real money on mobile devices or the web. The Company, through its PlayCasino brand, designs, assembles, and distributes a full suite of configurable products, systems, content, and services, and holds more than 45 licenses, 27 of which are specific to digital gaming only, that authorize the provision of digital gaming products and services worldwide, including digital products such as slot games, blackjack, roulette, poker, bingo, and other casino card games with features such as single and multiplayer options with branded titles and select third-party content.

The Company’s iGaming systems and digital platforms offer customers a remote game server solution, which is a fast gateway to extensive casino content, and digital gaming services that enhance player experiences and create marketing opportunities around either the Company’s games or third-party games via our aggregation capabilities obtained through the acquisition of iSoftBet. PlayCasino has a vast content offering, either through our dedicated studios or our content library to meet the needs of the market served. The content is either digital only or omni-channel in combination with our land-based gaming operations

The Company maintains a diverse iGaming B2B customer base from both the public and private sectors, and faces competition from broad-based traditional B2B providers, as well as from in-house game development by some operators and an increasing number of content providers entering the market. The Company also faces competition in the digital space from other gaming suppliers.

The Company categorizes revenue from digital gaming products as product sales from “Other” and revenue from digital gaming services as service revenue from “PlayDigital services” as described in “Notes to the Consolidated Financial Statements— 4. Revenue Recognition” included in “Item 18. Financial Statements.”

PlaySports

The Company provides sports betting technology and management services, branded as PlaySports, to licensed sports betting operators in over 26 states in the U.S. and a province in Canada, holding 54 licenses that authorize the provision of sports betting products and services, 25 of which are specific to sports betting only. The Company does not operate direct to consumer sports betting in the U.S.

The Company offers a combination of technology and services to U.S. licensed sportsbook operators in each state where sports betting is legal. The offering may be different in each market in order to comply with local regulations and market conditions. The Company currently packages services in two (2) ways:
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

Sports betting operators who are customers of the Company in the U.S. include: FanDuel (Flutter plc), Rhode Island Lottery, Boyd Gaming Corporation, Delaware North, and SuperBook (SBOpco, LLC).
The B2B sports betting supplier business is highly competitive, however IGT has been able to continue to win new contracts in both existing and new jurisdictions due to the reliability of our product offerings and our customer relationships.
The Company categorizes revenue from sports betting as service revenue from “PlayDigital services” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

Business Segment Revenue

Revenues for the Company by business segment are as follows:

	For the year ended December 31,
($ in millions)	2022	2021	2020
Service revenue	2,436	2,690	2,043
Product sales	157	123	121
Global Lottery	2,593	2,812	2,164

Service revenue	714	630	483
Product sales	709	482	354
Global Gaming	1,423	1,112	837

Service revenue	209	163	114
Product sales	1	1	1
PlayDigital	209	165	115

Total revenue	4,225	4,089	3,115

For a further description of the principal services and products the Company provides by business segment, including a breakdown of the Company’s revenues by geographic market, see “Item 5. Operating and Financial Review and Prospects” and “Notes to the Consolidated Financial Statements—22. Segment Information” included in “Item 18. Financial Statements”.

Seasonality

In general, the Company’s business is not materially affected by seasonal variation. In the lottery business, consumption may decrease over the summer months due to the tendency of consumers to be on vacation during that time, while consumption may increase in December around the holidays. Seasonal gaming trends generally show higher play levels in the spring and summer months and lower levels in the fall and winter months. Gaming product sales may be uneven throughout the year, and can be affected by factors including the timing of large transactions and new casino openings. In the sports betting business, the volume of bets that are collected over the year can be affected by the schedules of sporting events and the particular season of such sports. The volume of bets collected may also be affected by schedules of significant sporting events that occur at regular, but infrequent, intervals, such as the Super Bowl® and the NCAA March Madness® college basketball tournament.
Source of Materials
The Company uses a variety of raw materials to assemble gaming devices (e.g., metals, wood, plastics, glass, electronic components, and LCD screens). Moreover, there is significant paper, toner, and ink consumption at our ticket printing facility. A large portion of the materials used involve packaging, most of which is cardboard and paper.
During 2021 and 2022, the Company experienced shortages in the availability of electronic components necessary for the manufacture of gaming machines. See “Item 3.D. Risk Factors - Operational Risks - The Company depends on its suppliers and faces supply chain risks that could adversely affect its financial results.” The ongoing global supply chain crisis may lead to further shortages in 2023 and beyond. Supply chain constraints have also led to an increase in prices for most of the Company’s principal raw materials, including increased paper costs impacting instant ticket printing. The Company generally has global material suppliers and uses multi-sourcing practices to promote component and raw material availability.

Product Development
The Company devotes substantial resources to research and development and incurred $255 million, $238 million, and $191 million of related expenses in 2022, 2021, and 2020, respectively. The Company’s research and development efforts cover multiple creative and engineering disciplines for its lottery, gaming and digital businesses, including creative game content, hardware, and software; and land-based, online social, and digital real-money applications. These products are created primarily by employee designers, engineers, and artists, as well as third-party content creators. Third-party technologies are used to improve the yield from development investment and concentrate increased resources on product differentiation engineering.
Product assembly operations primarily involve the configuration and assembly of electronic components, cables, harnesses, video monitors, and prefabricated parts purchased from outside sources.
Intellectual Property
The Company’s intellectual property portfolio of patents, trademarks, copyrights, and other licensed rights is significant, and the Company’s business depends in part on its ability to maintain its intellectual property rights. For example, some of the Company’s most popular games and features, including the Wheel of Fortune® franchise of premium games, are based on trademarks, patents and/or other intellectual property licensed from third parties. The Company routinely obtains, retains, and expands licenses for popular intellectual property. At December 31, 2022, the Company held approximately 4,200 patents and 9,700 trademarks filed and registered worldwide. The Company’s intellectual property portfolio is widely diversified with patents related to a variety of products, including game designs, bonus and secondary embedded game features, device components, systems features, and web-based or mobile functionality. The Company also relies on trade secret protection, believing that its technical “know-how” and the creative skills of its personnel are of substantial importance to its success.
Most of the Company’s products are marketed under trademarks and copyrights that provide product recognition and promote widespread acceptance. The Company seeks protection for its copyrights and trademarks in the U.S. and various foreign countries, where applicable, and uses intellectual property assets offensively and defensively to protect its innovation. The Company also has a program where it licenses its patents to others under terms designed to promote standardization in the gaming industry.
Software Development
The Company has developed software for use in the management of a range of lottery, gaming, and betting functions and products, including leveraging integration with third-party software components. Software developed by the Company is used in a variety of applications including: (i) in centralized systems for the management of lotteries, gaming (including digital gaming) and betting, and other commercial services; (ii) to enhance functions connected to services provided through websites and mobile applications (including lotteries, sports betting, instant win, and casino style games); and (iii) in a variety of back-office functions. Software developed by the Company is also used in machines for: (i) the management of lotteries, gaming, betting and online payments; (ii) the provision of gaming and non-gaming content; and (iii) integration with other devices such as mobile phones and tablets.
Regulatory Framework
The gaming and lottery industries are subject to extensive and evolving governmental regulation in the U.S. and other jurisdictions. Gaming laws are based upon declarations of public policy designed to ensure that gaming is conducted honestly, competitively, and free of criminal and corruptive elements. While the regulatory requirements vary from jurisdiction to jurisdiction, the majority typically require some form of licensing or regulatory suitability of operators, suppliers, manufacturers, and distributors as well as their major shareholders, officers, directors, and key employees. Regulators review many aspects of an applicant, including their financial stability, integrity, and business experience. Additionally, the Company’s gaming and lottery products and technologies require certification or approval in most jurisdictions where the Company conducts business.
A comprehensive network of internal and external resources and controls is required to achieve compliance with the broad governmental oversight of the Company’s business. The Company has a robust internal compliance program designed to ensure compliance with applicable requirements imposed in connection with its gaming and lottery activities, as well as legal requirements generally applicable to all publicly traded companies. The Company employs more than 150 individuals to support global compliance which is directed on a day-to-day basis by the Company’s Senior Vice President, Chief Compliance and Risk Management Officer. Legal advice is provided by attorneys from the Company’s legal department as well as outside experts. The compliance program, accountable to the Parent’s Board, is overseen by the Global Compliance Governance

Committee, which comprises employee and non-employee directors and a non-employee gaming law expert. Through these efforts, the Company seeks to assure both regulators and investors that all its operations maintain the highest levels of integrity.
Lottery
Lotteries in the U.S. are regulated by state or other applicable law. There are currently 48 U.S. jurisdictions (including the District of Columbia, Puerto Rico, and the U.S. Virgin Islands) that authorize the operation of lotteries. Additionally, a few state lotteries offer internet instant game sales to in-state lottery customers and several states allow subscription sales of draw games over the internet. The ongoing operations of lotteries and lottery operators are typically subject to extensive and broad regulation, which vary state-by-state. The awarding of lottery contracts and ongoing operations of lotteries in international jurisdictions are also extensively regulated, although international regulations typically vary from those prevailing in the U.S. Lottery regulatory authorities generally exercise significant discretion, including with respect to: (i) the determination of the types of games played; (ii) the price of each wager; (iii) the manner in which the lottery is marketed; (iv) the selection of suppliers of equipment, technology, and services; and (v) the retailers of lottery products. To ensure the integrity of contract awards and lottery operations, most jurisdictions require detailed background disclosure on a continuous basis from vendors and their officers, directors, subsidiaries, affiliates, and principal stockholders. Background investigations of the vendors’ employees who will be directly responsible for the operation of lottery systems are also generally conducted. Certain jurisdictions also require extensive personal and financial disclosure and background checks from persons and entities beneficially owning a specified percentage of a vendor’s securities.

Gaming

The assembly, sale, and distribution of gaming devices, equipment, and related technology and services are subject to federal, state, tribal, and local regulations in the U.S. and foreign jurisdictions. The initial regulatory requirement in most jurisdictions is to obtain the privileged licenses that allow the Company to participate in gaming activities. The Company’s operating entities and key personnel have obtained or applied for all known government licenses, permits, registrations, findings of suitability, and approvals necessary to assemble, distribute, and/or operate gaming products in all jurisdictions where the Company does business. Although many gaming regulations across jurisdictions are similar or overlapping, the Company must satisfy all conditions individually for each jurisdiction. Obtaining the required licenses at a corporate and individual level is a thorough process, in which the authorities review detailed information about the companies and individuals applying for suitability, as well as the processes used in the assembly, sale, and distribution of gaming devices. Once the license has been granted, regulatory oversight is designed to ensure that the licensee continues to operate with honesty and integrity.
Frequently, gaming regulators not only govern the activities within their jurisdiction or origin, but also monitor activities in other jurisdictions to ensure that the Company complies with local standards on a worldwide basis. A violation in any jurisdiction could result in disciplinary action in another.
The Company holds over 500 gaming, digital, and sports betting licenses across approximately 350 jurisdictions. Key regulatory authorities that have licensed the Company include, among others, the United Kingdom Gambling Commission, the Nevada State Gaming Control Board and the New Jersey Division of Gaming Enforcement.
PlayDigital
In 2022, there was continued growth in sports wagering across the U.S., with more states legalizing and adopting regulations to govern sports wagers, and others expected to launch in 2023 and beyond. The channels for offering sports wagering differ from state to state, with most states seeking to offer sports wagering both in person and through some electronic means, such as via a mobile phone app.
In the U.S., the Unlawful Internet Gambling Enforcement Act of 2006 (“UIGEA”) prohibits, among other things, the acceptance by a business of a wager by means of the internet where such wager is prohibited by any applicable law where initiated, received, or otherwise made. Under UIGEA, severe criminal and civil sanctions may be imposed on the owners and operators of such systems and on financial institutions that process wagering transactions. The law contains a safe harbor for wagers placed within a single state (disregarding intermediate routing of the transmission) where the method of placing the bet and receiving the bet is authorized by that state’s law, provided the underlying regulations establish appropriate age and location verification.

Also in the U.S., the Wire Act prohibits several types of wager-related communications over a “wire communications facility.” Please see the “Legal Proceedings” discussion included within “Key Factors Affecting Operations and Financial Condition”

within “Item 5.A. - Operating Results” for information regarding the U.S. Department of Justice’s (the “DOJ”) interpretations of the Wire Act and the related legal challenges.

Connecticut has joined Michigan, Delaware, New Jersey, Pennsylvania, and West Virginia as states that have authorized internet casino gaming, and Nevada has authorized online poker.

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
Italian Gaming Regulations
The Company is subject to regulatory oversight by the ADM in Italy. At December 31, 2022, the Company held licenses for: (1) the activation and operation of the network for Italy’s Gioco del Lotto game; and (2) the operation of the Italian Scratch & Win instant ticket game.
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
Gaming and betting licenses are granted pursuant to a public tender procurement process. The license provides for all of the licensee’s requirements, in accordance with the provisions of Italian law and regulation, activities, and duties, including collection of the game’s revenues, the payment of winnings, the payment of the point of sale, payment of gaming taxes and all the other amounts due to the State, the drawings and the management of all of the technological assets to operate gaming, requirements of the technological infrastructure, and the relevant service levels. Licenses are for a determined time period, generally nine (9) years, and are not renewable unless indicated in the licensing agreement; in such event, the renewal is not guaranteed to be on the same terms. In certain cases, the license may be extended at the option of the ADM on the same terms. Under other circumstances, which are typically defined in the licensing agreement, the license may be revoked or terminated. Most cases of early termination are related to the breach of the terms of the licensing agreement or the non-fulfillment of conditions of that agreement as well as the loss of the requirements prescribed by Italian law and regulation for the assignment and the maintenance of gaming licenses. In some cases, the early termination of the license allows the State to draw upon the entire amount of the performance bond presented by the licensee. Upon governmental request, the licensee has an obligation to transfer, free of charge, the assets subject of the license to the State at the end of the term of the license or in the event of its revocation or early termination. Each single license contains specific provisions enacting such general obligation.
Sustainability

IGT is a global leader in one of the most regulated industries, with operations in more than 100 jurisdictions that encompass a broad spectrum of cultural and social attitudes. IGT is committed to growing its business responsibly by implementing a structured and dedicated governance framework, which includes high standards of ESG practices.

The Nominating and Corporate Governance Committee (the “NCGC”) is responsible for overseeing the Company’s strategy on sustainability, monitoring implementation of the Company’s sustainability program, and reviewing the Company’s public disclosures regarding ESG matters (including the annual Sustainability Report and the Modern Slavery Statement). The most significant ESG-related updates are typically reported by the NCGC to the IGT Board of Directors.

On January 24, 2022, Marco Sala, former CEO of IGT, was appointed Executive Chair of the Board. In this role, he focuses on managing the Board, corporate governance - including sustainability initiatives - and guiding the strategic direction of IGT.

IGT’s ongoing commitment to sustainability represents the Company’s long-term ambition to serve the global gaming market according to disciplined ethical and integrity principles. This commitment was further advanced in early 2021 by the establishment of the IGT Sustainability Steering Committee (“SSC”), chaired by the Senior Vice President, Marketing, Communications and Sustainability reporting directly to the Company’s CEO, and comprising IGT senior management and members of the Global Sustainability team.

The SSC facilitates programs and initiatives that contribute to IGT’s sustainability strategy – from energy use to wider environmental and human rights issues, to the implementation of policies and strategic initiatives, such as establishing the Company’s Human Rights Policy Statement. The SSC is cultivating a long-term vision and related objectives on sustainability, fostering a consistent sustainability approach across all regions and businesses, and increasing communication on sustainability practices by sharing best practices at global and local levels.

In order to achieve these objectives, the SSC developed the IGT Sustainability Plan to align the Company’s sustainability pillars with business priorities, under the theme of “Inspiring Global Transformation.” This plan, approved by the SSC in July 2022, aims to further integrate sustainability along the entire value chain and improve ESG impact in daily operations, including establishing a comprehensive set of targets and actions that drive IGT towards its priorities and ambitions.

The Company’s ongoing pledge to sustainable growth within the gaming industry includes the guiding principles set forth by the 2030 United Nations (“UN”) Agenda for Sustainable Development and its 17 Sustainable Development Goals (“SDGs”). Based on its business activities and its sustainability priorities, the Company has identified nine (9) SDGs as key areas of focus: (i) no poverty (SDG 1); (ii) good health and well-being (SDG 3); (iii) quality education (SDG 4); (iv) gender equality (SDG 5); (v) affordable and clean energy (SDG 7); (vi) decent work and economic growth (SDG 8); (vii) industry innovation and infrastructure (SDG 9); (viii) reduced inequalities (SDG 10); and (ix) climate action (SDG 13).

In early 2019, IGT joined the United Nations Global Compact (“UNGC”), which is widely recognized as the largest corporate responsibility initiative in the world for the development, implementation, and disclosure of responsible corporate policies and practices.

The Company’s global sustainability strategy is centered on four (4) pillars:

Valuing and Protecting Our People - The organizational climate of a business is how employees at all levels perceive the workplace environment. Many factors can contribute to an employee’s perception, and the Company strives to develop initiatives and programs that support a positive organizational climate. This is evidenced through IGT's Modern Slavery Act statements, and a variety of initiatives to support this pillar in daily work life, including IGT's employee-led Diversity and Inclusion Groups.

Advancing Responsibility - The Company maintains certifications in responsible gaming through both the Global Gaming Guidance Group (G4) (“G4”)and World Lottery Association. Responsible gaming capabilities and features are part of the Company’s core products and IGT is positioned to help customers achieve their responsible gaming goals. IGT’s commitment to responsible gaming starts with its own people and is woven into the fabric of product development, services, programs, and policies. IGT ensures that employees, at all levels and responsibilities, are trained to support and promote responsible gaming in their daily activities, with additional in-depth courses for employees in specific roles, such as game designers and contact center associates.

IGT’s products, games, systems, and portals include advanced responsible gaming tools that help safeguard players’ interests and address regulators’ concerns. IGT maintains close relationships with customers, gaming regulators, and researchers to further its support of player protection. For the first time, IGT received a responsible gaming certification for sports betting from G4, while the Global Gaming and PlayDigital business segments were both re-certified.

Supporting Our Communities - The Company supports the community through corporate and employee-driven programs. The flagship After School Advantage Program is designed to bring technology and skill development in STEAM (Science, Technology, Engineering, Arts, and Mathematics) education to youth. Since 1999, the Company has placed over 340 digital learning centers. The Company also supports communities financially through a charitable giving program that aligns with the Company’s Sustainable Development Goals. Employee programs support the unique passions of employees and promote volunteerism. IGT released its first formal Global Community Giving & Engagement Policy to educate and inform all relevant stakeholders about how IGT creates opportunity within the community.

Fostering Sustainable Operations - The Company’s commitment to sustainability represents its long-term ambition to serve the global gaming market according to the highest level of ethical and integrity principles. The Company has also committed to continually working to increase its ESG performance. For example, IGT has established a specific task force to develop a decarbonization path, starting with the greenhouse gas (GHG) inventory calculation and the commitment to the Science Based Targets initiative (SBTi), which drives climate action among businesses worldwide. Through this commitment, the Company officially pledged to set targets to reduce GHG emissions according to scientific evidence.

IGT’s sustainability efforts are also routinely evaluated by ESG rating agencies. The Company most recently received a silver medal sustainability rating from EcoVadis, positioning IGT among the top 25 percent of global companies for sustainable practices. EcoVadis assesses companies using 21 benchmarks within the categories of environment, labor and human rights, ethics, and sustainable procurement. In November 2022, IGT achieved a sector-leading sustainability score from Moody’s ESG Solutions, positioning the Company in the number one spot within the North American hotel, leisure goods, and services sector. In December 2022, IGT received a Management level (B) score from the CDP – formerly known as the Carbon Disclosure Project – recognizing the Company for taking coordinated actions on climate issues.
C.        Organizational Structure
A listing of the Parent’s directly and indirectly owned subsidiaries at February 23, 2023 is set forth in Exhibit 8.1 to this annual report on Form 20-F. At February 23, 2023, De Agostini had an economic interest in the Parent of approximately 45.03% (excluding treasury shares) and, due to its election to exercise the Special Voting Shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest in the Parent of approximately 61.50% of the total voting rights (excluding treasury shares). See “Item 7.Major Shareholders and Related Party Transactions.
The following is a diagram of the Parent and certain of its subsidiaries and associated companies at February 23, 2023:

D.        Property, Plants and Equipment
The Parent’s principal office is located at 10 Finsbury Square, Third Floor, London EC2A 1AF United Kingdom, telephone number +44 (0) 203 866 1240. At February 23, 2023, the Company leased approximately: (i) 111 properties in the U.S. under approximately 137 leases; and (ii) 103 properties outside of the U.S. under approximately 127 leases. Certain properties leased by the Company are subject to multiple leases (e.g., buildings where each floor leased by the Company is under a separate lease). As of February 23, 2023, the Company owned a number of facilities and properties, including:
•An approximately 113,000 square foot production and research and development office building in Moncton, New Brunswick, Canada; and
•An approximately 13,050 square foot enterprise data center in West Greenwich, Rhode Island.
The following table shows the Company’s material properties at February 23, 2023:
U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status
9295 Prototype Drive, Reno, NV(1)	1,251,179	Office; Warehouse; Game Studios; Hardware/Software Engineering; Global Production Center; Electronic Gaming Machine and Instant Ticket Vending Machine Production	100%	Leased
6355 S. Buffalo Drive, Las Vegas, NV(2)	222,268	U.S. Principal Operating Facility; Game Studio; Systems Software; Showroom	100%	Leased
55 Technology Way, West Greenwich, RI	170,000	WG Technology Center: Office; Research and Testing; Storage and Distribution	100%	Leased
4000 South Frontage Road, Suite 101 Lakeland, FL	174,720	Printing Plant: Printing facility; Storage and Distribution; Office	100%	Leased
10 Memorial Boulevard, Providence, RI	124,769	U.S. Principal Operating Facility	100%	Leased
5 Funston Avenue, San Francisco, CA	4,072	PlayDigital HQ: Office	100%	Leased
8520 Tuscany Way, Bldg. 6, Suite 100, Austin, TX	81,933	Texas Warehouse and National Response Center: Contact Center; Storage and Distribution; Office	95%	Leased
8200 Cameron Road, Suite E120, Austin, TX	41,705	Data Center of the Americas: Data Center; Network Operations; Office	80%	Leased
5300 Riata Park Court, Bldg. E, Suite 100, Austin, TX	26,759	Austin Tech Campus: Research and Test; Office	59%	Leased
47 Technology Way, West Greenwich, RI	13,050	Enterprise Data Center: Data Center; Network Operations	100%	Owned
(1) 308,838 sq. ft. of this property is sub-leased to a sub-tenant as of December 31, 2022.
(2) 120,586 sq. ft. of this property has been sub-leased to a sub-tenant.

Non-U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status
Via delle Monachelle S.N.C. Pomezia, Rome, Italy	129,167	Instant Ticket Warehouse; Instant Ticket Production	100%	Leased
Galwin 2 1046 AW Amsterdam, Netherlands	125,128	Electronic Gaming Machine Production; Gaming Distribution/Repair; Research and Test; Office	90%	Leased
Viale del Campo Boario 56/D 00154 Roma, Italy	174,526	Principal Operating Facility in Italy; Office; Italy Data Center: Data Center; Network Operations	100%	Leased
328 Urquhart Ave, Moncton, New Brunswick, Canada	113,000	Canada HQ; Office; Research and Testing; VLT Production	100%	Owned
Seering 13-14, Unterpremstatten, Austria	78,082	Austria Gaming HQ; Office; Research and Test	90%	Leased
29 Suzhoujie Street, Viva Plaza, Haidian District, Room No. 1-20, 11th and 18th Floors, Beijing 100080, China	28,382	Game Studio; Systems Software; Office	85%	Leased
Al. Jerozolimskie, 92 Brama Building, Warsaw, Poland	48,283	Global Tech Hub; Office; Research and Test	95%	Leased
USCE Tower Bulevar Mihajla, Pupina No. 6 Belgrade, Serbia	42,764	Software Development Office, Lottery and Gaming Products	95%	Leased
11 Talavera Rd. Building B, Sydney, Australia	27,432	Office; Sales & Marketing; Financial Support	100%	Leased
10 Finsbury Square, 3rd Floor London EC2A 1AD, United Kingdom(1)	17,340	Registered Global Headquarters of the Parent; Global Management HQ, PlayDigital	100%	Leased
(1) 4,600 sq. ft. of this property has been sub-leased to a sub-tenant.
IGT has adopted a hybrid working arrangement, with the Company’s employees afforded the ability to work both in the office and remotely.
IGT’s facilities are in good condition and are adequate for its present needs and there are no known environmental issues that may affect the Company’s utilization of its real property assets.
IGT does not have any plans to construct, expand, or improve its facilities in any material manner other than general maintenance of facilities. As such, the Company does not anticipate an increase in productive capacity.
None of the Company’s properties are subject to mortgages or other material security interests.

Item 4A.        Unresolved Staff Comments

None.

Item 5.        Operating and Financial Review and Prospects

Management’s Discussion and Analysis

The following discussion and analysis of IGT’s financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, included in this annual report, as well as “Presentation of Financial and Certain Other Information,” “Item 3.D. Risk Factors,” and “Item 4. B. Business Overview.”

The following discussion includes information for the fiscal years ended December 31, 2022, 2021, and 2020.

A.    Operating Results

Business Overview

IGT is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Digital Gaming and Sports Betting. Leveraging compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company’s solutions deliver gaming experiences that engage players and drive growth. IGT has a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and the Company creates value by adhering to the highest standards of service, integrity, and responsibility.

IGT manages and reports the Company’s operating results through three (3) business segments: Global Lottery, Global Gaming, and PlayDigital, along with a corporate support function (“Corporate and Other”). IGT's operations for the periods presented herein are reported under this organizational structure.

Business Acquisitions

On July 1, 2022, the Company completed the acquisition of iSoftBet by purchasing 100% of the equity interests in certain entities of the iSoftBet group for cash consideration of €162 million (inclusive of €20 million deposited into an escrow account) and contingent consideration of up to €4 million. The acquisition of iSoftBet provides market-tested proprietary digital content, advanced game aggregation capabilities, scalable promotional tools, analytics, and creative talent to the PlayDigital segment. The financial results of iSoftBet have been included within our PlayDigital segment in our consolidated financial statements since the date of purchase.

Divestitures

On September 14, 2022, the Company completed the sale of 100% of the share capital of Lis Holding S.p.A., a wholly owned subsidiary of IGT Lottery S.p.A. that conducted the Company’s Italian commercial services business, to PostePay S.p.A. – Patrimonio Destinato IMEL for a purchase price of €700 million. The net consideration received of €479 million resulted in a pre-tax gain on sale of $278 million, ($276 million net of tax). The business was a component of continuing operations within our Global Lottery segment through the closing date.

Discontinued Operations

On May 10, 2021, IGT completed the sale of its Italian B2C businesses to Gamenet Group S.p.A. for a cash sale price of €950 million. The sale of the businesses met the criteria to be reported as a discontinued operation and, as a result, the discussion that follows in this Item 5. has been prepared on a continuing operations basis and excludes results from discontinued operations, discussed in detail in “Notes to the Consolidated Financial Statements—3. Business Acquisitions and Divestitures” included in “Item 18. Financial Statements.”

OPtiMa

In connection with the 2020 introduction of our global product organizations, IGT identified opportunities to optimize the Company’s portion of the value chain across businesses and regions and launched the “OPtiMa” program. In 2021, the Company successfully achieved the $200 million in structural cost savings and capital expenditure reductions relative to 2019 anticipated under the program. Following the successful achievement of OPtiMa, IGT launched OPtiMa 2.0, which is expected to yield an incremental $150 million in structural profit improvement by the end of 2023 relative to 2019. OPtiMa 2.0 focuses on three key areas: (i) operational excellence and margin improvement initiatives; (ii) interest expense reductions; and (iii) structural improvements to the effective tax rate. As of December 31, 2022, the Company achieved the targeted reduction in interest expense and improvements to the effective tax rate. The achievement of the operational excellence initiatives have been partially offset by supply chain headwinds and inflationary cost increases, however, the Company still expects to achieve the targeted margin improvement in 2023 as operations continue to normalize.

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

Product Sales: Product sales fluctuate from year to year due to the mix, volume, and timing of the transactions. Product sales amounted to $866 million, $606 million and $476 million, or approximately 21%, 15%, and 15% of total revenues for the years ended December 31, 2022, 2021, and 2020, respectively.

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

Given the impact of foreign exchange rates on our consolidated results, certain key performance indicators (such as same-store sales) and financial fluctuations are reported on a constant-currency basis in order to facilitate period-to-period comparisons of our results without regard to the impact of fluctuating foreign currency exchange rates.
Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations.

Refer to “Process for Disclosure and Recording of Liabilities Related to Legal Proceedings” and “Legal Proceedings” within “Notes to the Consolidated Financial Statements - Note 2. Summary of Significant Accounting Policies and 19. Commitments and Contingencies” included in “Item 18. Financial Statements” for additional information.
Wire Act
In 2011, the DOJ issued an opinion (the “2011 Opinion”), interpreting the Wire Act as applicable only to sports wagering and that UIGEA does not supersede or otherwise limit the scope of the Wire Act. In January 2019, the DOJ published a new opinion (the “2019 Opinion”), concluding that the Wire Act was applicable to other forms of gambling that cross state lines, though the precise scope of the 2019 Opinion is unclear, and the DOJ has not yet addressed how it plans to enforce the Wire Act. The DOJ initially issued a memorandum stating that it will not enforce the 2019 Opinion prior to June 14, 2019. Further, the New Hampshire Lottery Commission and certain private parties (the “Plaintiffs”) commenced litigation in federal district court in New Hampshire challenging the 2019 Opinion. In response to this and other lawsuits, the DOJ issued a memorandum in April 2019 acknowledging that the 2019 Opinion did not consider whether the Wire Act applies to State lotteries and their vendors, and the DOJ is now considering this issue. In connection with such acknowledgment, the DOJ also extended the non-prosecution period for State lotteries and their vendors indefinitely while they consider the question. If the DOJ concludes that the Wire Act does apply to State lotteries and/or their vendors, they would extend the non-prosecution period for an additional period of 90 days after the DOJ publicly announces such position (the “Lottery Forbearance”).

On June 3, 2019, the U.S. District Court for the District of New Hampshire ruled in favor of the Plaintiffs and opined that the Wire Act applies only to sports betting and related activities (the “NH Decision”). The NH Decision also set aside the 2019 Opinion leaving the 2011 Opinion as DOJ’s only stated position on the subject. In response to the NH Decision, the DOJ extended the forbearance period to December 31, 2019; such forbearance period was further extended through December 1, 2020. The Lottery Forbearance remains unchanged. The DOJ appealed the NH Decision to the United States Court of Appeal for the First Circuit, and on January 20, 2021, the United States Court of Appeal for the First Circuit of Appeal affirmed the NH Decision in part through issuance of the First Circuit Decision. The First Circuit Decision also vacated the portion of the NH Decision which set aside the 2019 Opinion. The DOJ had until June 21, 2021 to file a petition for a writ of certiorari seeking review by the U.S. Supreme Court. However, the DOJ let that deadline pass without filing a writ or seeking an extension. Accordingly, the First Circuit Decision is final and unappealable. It is unclear when, or if, the DOJ will conclude its consideration of whether the Wire Act applies to state lotteries and their vendors, or whether other courts would come to the same conclusions set forth in the NH Decision and the First Circuit Decision.

On November 24, 2021, the Company filed a complaint against the DOJ in the Rhode Island District Court seeking declaratory relief that the Wire Act applies only to sports betting and related activities. If granted, the Company would enjoy the same relief that the plaintiffs received in the NH Decision, that the Wire Act applies solely to sports betting and related activities wherever the Company’s United States businesses are located, as opposed to the current protection which is currently limited to the First Circuit.

On February 23, 2022, the DOJ filed a Motion to Dismiss (“MTD”) the Company’s complaint, and on March 16, 2022, the Company filed its opposition to the DOJ’s MTD and filed a cross-motion for summary judgement. On September 15, 2022, the Rhode Island District Court denied DOJ’s MTD, and granted IGT motion for summary judgment and issued a declaratory judgment that the Wire Act does not apply to the Company’s non-sports betting operations. The DOJ did not appeal the Rhode Island District Court’s decision within the sixty (60) day period from the date of the ruling.
Shareholder Litigation

On October 14, 2022, a putative shareholder filed a putative class action lawsuit against the Company and certain of its current and former officers in the District of New Jersey alleging violations of the federal securities laws. The lawsuit alleged that between March 16, 2018 and August 29, 2022, the defendants allegedly failed to disclose certain information regarding the Company’s compliance with applicable gaming and lottery laws and regulations and the Company’s legal exposure in the putative class action against the Company’s wholly-owned subsidiary, International Game Technology, and Double Down Interactive LLC, a Washington limited liability company in the United States District Court for the Western District of Washington (the “Benson Matter”).

On December 14, 2022, the plaintiff filed a Notice of Voluntary Dismissal without prejudice on their own initiative.

Results of Operations

Comparison of the years ended December 31, 2022 and 2021

	For the year ended
	December 31, 2022		December 31, 2021		Change
($ in millions)	$	% of Revenue	$	% of Revenue	$	%
Service revenue by segment
Global Lottery	2,436	58	2,690	66	(254)	(9)
Global Gaming	714	17	630	15	84	13
PlayDigital	209	5	163	4	45	28
Total service revenue	3,359	79	3,483	85	(124)	(4)

Product sales by segment
Global Lottery	157	4	123	3	34	28
Global Gaming	709	17	482	12	227	47
PlayDigital	1	—	1	—	(1)	(53)
Total product sales	866	21	606	15	260	43

Total revenue	4,225	100	4,089	100	136	3

Operating expenses
Cost of services	1,671	40	1,754	43	(83)	(5)
Cost of product sales	554	13	377	9	177	47
Selling, general and administrative	814	19	810	20	4	—
Research and development	255	6	238	6	16	7
Restructuring	6	—	6	—	—	5
Other operating expense, net	4	—	1	—	2	166
Total operating expenses	3,303	78	3,187	78	116	4

Operating income	922	22	902	22	20	2

Interest expense, net	289	7	341	8	(52)	(15)
Foreign exchange loss (gain), net	36	1	(66)	(2)	102	155
Other non-operating expense, net	7	—	98	2	(90)	(92)
Total non-operating expenses	333	8	373	9	(40)	(11)

Income from continuing operations before provision for income taxes	589	14	529	13	60	11
Provision for income taxes	175	4	274	7	(99)	(36)
Income from continuing operations	414	10	255	6	159	62
Income from discontinued operations, net of tax	—	—	24	1	(24)	(100)
Gain on sale of discontinued operations, net of tax	—	—	391	10	(391)	(100)
Income from discontinued operations	—	—	415	10	(415)	(100)

Net income	414	10	670	16	(255)	(38)

Less: Net income attributable to non-controlling interests from continuing operations	139	3	190	5	(51)	(27)
Less: Net loss attributable to non-controlling interests from discontinued operations	—	—	(2)	—	2	100
Net income attributable to IGT PLC	275	7	482	12	(207)	(43)

Revenue

Total revenue for the year ended December 31, 2022 increased $136 million, or 3%, to $4.2 billion from $4.1 billion for the prior corresponding period.

Total service revenue decreased $124 million, or 4%, to $3.4 billion from $3.5 billion, primarily due to our Global Lottery segment experiencing an unfavorable foreign currency impact of $145 million primarily associated with our instant and draw-based game sales in Italy, an 8.5% decline in same-store sales for instant and draw-based game sales in Italy, and a $71 million decrease, $45 million at constant-currency, in our Italy commercial services offering as a result of the disposal of Lis Holding S.p.A. Same-store instant and draw-based game sales declined principally as a result of higher activity in the prior corresponding period primarily due to a shift in consumer discretionary spending to lottery in lieu of other forms of entertainment options available during the pandemic. The North America and International regions service revenues, excluding Italy, were relatively flat. Global Gaming service revenue increased $84 million primarily due to an increase in total yields from total installed base units, principally as a result of increased player demand and more active units becoming available to players as social distancing restrictions were mostly lifted. The $45 million increase in PlayDigital service revenue is primarily attributable to our expansion into new jurisdictions and greater demand for our content and platforms in existing markets from our iGaming and sports betting solutions as well as the acquisition of iSoftBet.

Total product sales increased $260 million, or 43%, to $866 million from $606 million, primarily within our Global Gaming segment, principally due to casino operators returning to more moderate levels of investments as a result of the industry’s recovery, resulting in a higher number of units sold. Additionally, Global Lottery product sales increased $34 million primarily as a result of terminal and system deliveries related to the renewal of the Poland Lottery contract while instant ticket sales remained steady representing 42% of Global Lottery product sales revenue.

See “Segment Operating Results” section below for further discussion related to the principal drivers of these changes.

Operating expenses

Cost of services

Cost of services for the year ended December 31, 2022 decreased $83 million, or 5%, to $1.7 billion from $1.8 billion for the prior corresponding period. This decrease was primarily due to our Global Lottery segment experiencing a favorable foreign currency impact of $60 million primarily associated with our point of sale (“POS”) fees and consumables used in providing instant and draw-based game sales. Additionally, within our Global Lottery segment there was a $49 million, $33 million at constant currency, decrease in POS fees due to lower Italy sales and the disposal of the Italian commercial services business. Depreciation and amortization costs were $30 million, $23 million at constant currency, lower in our Global Lottery and Global Gaming segments by $22 million and $8 million, respectively, partially offset by an increase in our PlayDigital segment. Cost increases in licensing and royalties fees within our Global Gaming segment due to higher revenues and increases in payroll and occupancy expenses across all segments with the return to offices partially offset the decreases. As a percentage of service revenue, cost of services decreased by approximately 60 basis points. The overall reduction in gross service margins was $41 million primarily due to a decrease in our Global Lottery segment partially offset by increases in both our Global Gaming and PlayDigital segments. Global Lottery gross services margin as a percentage of service revenue decreased approximately 180 basis points resulting from lower service revenue in Italy partially offset by increases in both our Global Gaming and PlayDigital segments of approximately 800 and 260 basis points, respectively.

Cost of product sales

Cost of product sales for the year ended December 31, 2022 increased $177 million, or 47%, to $554 million from $377 million for the prior corresponding period, primarily as a result of a $260 million increase in total product sales. Cost of product sales as a percentage of product sales increased by approximately 170 basis points, principally due to supply chain headwinds and product mix.

Selling, general and administrative

Selling, general and administrative for the year ended December 31, 2022 remained relatively flat at $814 million as compared to $810 million for the prior corresponding period. A favorable foreign currency impact of $29 million primarily associated with payroll, benefits and incentive compensation in Global Lottery and Corporate and Other offset the majority of the cost increases. Payroll, benefits and incentive compensation increased $18 million, $34 million at constant currency, principally due to an increase in payroll and benefits of $10 million, an increase in non-cash restricted stock expense of $9 million in Corporate and Other, and an aggregate increase in travel expenses of $10 million. Additionally, there was an increase in outside services of $13 million primarily related to legal expenses incurred by our Global Gaming segment related to two patent litigations where IGT is enforcing and protecting its intellectual property from unlicensed use. The year over year increase is a result of discovery in one case and the actual start of litigation in the other case. These increases were partially offset by a $40 million decrease in bad debt expense within our Global Gaming segment.

Research and development

Research and development for the year ended December 31, 2022 increased $16 million, or 7%, to $255 million from $238 million primarily due to an increase in outside services of $9 million, in aggregate, as well as a $5 million increase in payroll and benefits primarily within Global Lottery.

Non-operating expenses

Interest expense, net

Interest expense, net for the year ended December 31, 2022 decreased $52 million, or 15%, to $289 million from $341 million for the prior corresponding period. This decrease was primarily due to the Company maintaining a lower average balance in our Senior Secured Notes compared to the prior corresponding period, as well as reductions in average interest rates.

Foreign exchange loss (gain), net

Foreign exchange loss, net for the year ended December 31, 2022 was $36 million, compared to a foreign exchange gain, net of $66 million for the prior corresponding period. Foreign exchange loss (gain), net is principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt.

Other non-operating expense, net

Other non-operating expense, net for the year ended December 31, 2022 decreased $90 million, or 92%, to $7 million from $98 million for the prior corresponding period. During the year ended December 31, 2022, the Company completed the sale of its Italian commercial services business, resulting in a $278 million gain. This gain was partially offset by the recognition of $270 million in non-operating expense related to the loss associated with the settlement of the Benson Matter and indemnification claims by the DoubleU Entities related to Double Down Interactive LLC and its social gaming business sold in 2017 by International Game Technology, a wholly-owned subsidiary of the Company. The gain was also partially offset by $13 million in losses on extinguishment of debt. During the prior corresponding period we incurred $91 million in losses related to premiums paid in connection with redemptions of both the 4.750% Senior Secured Euro Notes due February 2023 and 6.250% Senior Secured USD Notes due February 2022 in full pursuant to the exercise of the make-whole call options.

Provision for income taxes

Provision for income taxes for the year ended December 31, 2022 decreased $99 million to $175 million from $274 million for the prior corresponding period. This change was primarily related to a $48 million reduction in valuation allowance on business interest expense limitation carryforward, and the tax benefit arising from the DDI / Benson Matter provision. In addition, there were no BEAT liability or patent box benefits for the year ended December 31, 2022, compared to a $13 million BEAT liability and a $27 million patent box tax benefit for the prior corresponding period.

Income from discontinued operations, net of tax

Income from discontinued operations, net of tax for the prior corresponding period of $24 million reflects the operating activities of our Italian B2C businesses that were sold on May 10, 2021. Refer to “Notes to the Consolidated Financial Statements—3. Business Acquisitions and Divestitures” included in “Item 18. Financial Statements” for further information.

Gain on sale of discontinued operations, net of tax

During the second quarter of 2021, the Company recorded a $391 million gain, upon the completion of the sale of its Italian B2C businesses. Refer to “Notes to the Consolidated Financial Statements—3. Business Acquisitions and Divestitures” included in “Item 18. Financial Statements” for further information.

Segment Operating Results

Global Lottery

Revenues and Key Performance Indicators

	For the year ended December 31,		Change
($ in millions)	2022	2021	$	%
Service revenue
Operating and facilities management contracts	2,181	2,363	(182)	(8)
Systems, software, and other	255	327	(72)	(22)
	2,436	2,690	(254)	(9)
Product sales
Lottery products	157	123	34	28
	157	123	34	28
Global Lottery segment revenue	2,593	2,812	(220)	(8)

	For the year ended December 31,
(% on a constant-currency basis)	2022	2021
Global same-store sales growth (%)
Instant ticket & draw games	(3.9)%	18.1%
Multi-jurisdiction jackpots	15.3%	46.4%
Total	(2.2)%	20.1%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	(2.4)%	12.7%
Multi-jurisdiction jackpots	15.3%	46.4%
Total	(0.4)%	15.6%

Italy same-store sales growth (%)
Instant ticket & draw games	(8.5)%	38.9%

Service revenue

Operating and facilities management contracts

Operating and facilities management contracts revenue decreased $182 million, or 8%, to $2.2 billion from $2.4 billion for the prior corresponding period. This decrease was primarily the result of a $217 million decrease in instant, draw-based, and multi-jurisdiction jackpot ticket sales that experienced a 2.2% decrease in global same-store sales and unfavorable foreign exchange impact of $127 million. Italy same-store sales declined by 8.5%, primarily attributable to higher sales experienced in the prior corresponding period due to COVID-19 related social distancing restrictions shifting consumer discretionary spending to lottery in lieu of other forms of entertainment. Global same-store sales, excluding Italy, experienced a 0.4% decrease, primarily attributable to higher sales experienced in the prior corresponding period due to growth in instant and draw-based games and a shift in consumer discretionary spending to lottery.

Systems, software, and other

Systems, software, and other revenue decreased $72 million, or 22%, to $255 million from $327 million for the prior corresponding period primarily due to the sale of our Italian commercial services business that concluded September 14, 2022.

Product sales

Lottery products

Lottery products revenue increased $34 million, or 28%, to $157 million from $123 million for the prior corresponding period. This increase was primarily attributable to terminal and system deliveries related to the contract renewal with the Poland Lottery. In addition, North America sales increased 5% to $93 million with instant ticket sales representing 70% of the region’s product sales.

Operating Margins

	For the year ended December 31,		Change
($ in millions)	2022	2021	$ / Basis Points (“bps”)		%
Gross margin
Service	1,186	1,359	(173)		(13)
% of service revenue	49%	51%	(200)	bps
Product	38	34	4		13
% of product sales	24%	28%	(400)	bps

Operating income	909	1,088	(178)		(16)
Operating margin	35.1%	38.7%	(360)	bps

Gross margin - Service

Gross margin on service revenue decreased from 51% for the year ended December 31, 2021 to 49% for the year ended December 31, 2022 primarily as a result of lower revenues in higher margin jurisdictions and lower incentives earned on the U.S. LMAs. As the Global Lottery segment typically has a higher proportion of fixed-costs within its cost structure, gross margin decreases as sales decrease. Recent global supply chain headwinds have also led to an increase in certain costs and decreased profit margins.

Gross margin - Product

Gross margin on product sales decreased from 28% for the year ended December 31, 2021 to 24% for the year ended December 31, 2022, principally due to product mix.

Operating margin

Segment operating margin decreased from 38.7% for the year ended December 31, 2021 to 35.1% for the year ended December 31, 2022. This decrease is primarily the result of higher revenues experienced in the prior corresponding period as discussed above. As the Global Lottery segment has a low percentage of variable costs, operating leverage decreases as sales decrease.

Global Gaming

Revenues and Key Performance Indicators

	For the year ended December 31,		Change
($ in millions, except yields)	2022	2021	$	%
Service revenue
Gaming terminal services	483	424	59	14
Systems, software, and other	232	206	25	12
	714	630	84	13
Product sales
Gaming terminals	501	339	162	48
Gaming other	208	143	65	46
	709	482	227	47
Global Gaming segment revenue	1,423	1,112	311	28

	For the year ended December 31,		Change
	2022	2021	Units / $	%
Installed base units
Total installed base units	49,586	48,849	737	2

Total yields(1)	$29.89	$27.11	$2.78	10

Global machine units sold
Total machine units sold	32,820	23,807	9,013	38
(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location.

Service revenue

Gaming terminal services

Gaming terminal services revenue increased $59 million, or 14%, to $483 million from $424 million for the prior corresponding period. This increase was primarily driven by a 10% increase in yields on installed base units, principally as a result of increased demand and more active units becoming available to players as social distancing restrictions were mostly lifted, and a $19 million decrease in jackpot reserve requirements.

Systems, software, and other

Systems, software, and other revenue increased $25 million, or 12%, to $232 million from $206 million for the prior corresponding period. This increase was primarily due to a $25 million increase in system and software revenue, principally related to the increase in active poker machines that were previously inactive in the prior corresponding period resulting from COVID-19 social distancing requirements.

Product sales

Gaming terminals

Gaming terminals increased $162 million, or 48%, to $501 million from $339 million for the prior corresponding period. This increase was primarily associated with an increase of 9,013 in machine units sold, primarily driven by replacement machine units in the United States and Canada, at a 6% higher average selling price than the prior corresponding period. The increase in these units was primarily due to casino operators returning to higher levels of investments as a result of the industry’s recovery from COVID-19 demand levels.

Gaming other

Gaming other increased $65 million, or 46%, to $208 million from $143 million for the prior corresponding period, principally related to a $50 million increase in intellectual property revenues primarily associated with the execution of patent cross-licensing agreements tied to remote game server solutions and game features. In addition, there was a $9 million increase related to poker site licensing sales.

Operating Margins

	For the year ended December 31,		Change
($ in millions)	2022	2021	$ / bps		%
Gross margin
Service	411	313	98		31
% of service revenue	58%	50%	800	bps
Product	280	200	80		40
% of product sales	40%	42%	(200)	bps

Operating income	242	43	199		> 200.0
Operating margin	17.0%	3.9%	1310	bps

Gross margin - Service

Gross margin on service revenue increased from 50% for the year ended December 31, 2021 to 58% for the year ended December 31, 2022 primarily resulting from more active units available due to the lifting of Covid restrictions and increased yields in our installed base units resulting in increased operating leverage.

Gross margin - Product

Gross margin on product sales decreased from 42% for the year ended December 31, 2021 to 40% for the year ended December 31, 2022 principally as a result of recent supply chain headwinds and related product mix implications, partially offset by higher average selling prices and high-margin patent cross-licensing agreements and poker licensing sales.

Operating margin

Segment operating margin increased from 3.9% for the year ended December 31, 2021 to 17.0% for the year ended December 31, 2022 primarily due to an increase in revenues of $311 million, a $29 million decrease in new provisions for expected credit losses resulting primarily from enhanced visibility into collectibility of outstanding long-term notes receivables in Latin America and the Caribbean, and an $8 million recovery of previously expected credit losses. Increased unit sales, patent cross-licensing agreements, poker licensing sales, and higher yields on our installed base units improved operating leverage as the business and the industry in general continues to return to pre-pandemic scale.

PlayDigital

Revenues and Key Performance Indicators

	For the year ended December 31,		Change
($ in millions)	2022	2021	$	%
Segment revenue
PlayDigital services	209	163	45	28
Product sales	1	1	(1)	(53)
PlayDigital segment revenue	209	165	45	27

PlayDigital services

PlayDigital services revenue for the year ended December 31, 2022 increased $45 million, or 28%, to $209 million from $163 million for the prior corresponding period. This increase is primarily attributable to expansion into new jurisdictions from both iGaming and sports betting solutions, the acquisition of iSoftBet, and lower levels of iGaming jackpot reserve requirements.

Operating Margins

	For the year ended December 31,		Change
($ in millions)	2022	2021	$ / bps		%
Gross margin
Service	139	104	34		33
% of service revenue	67%	64%	300	bps
Product	—	1	—		(39)
% of product sales	56%	44%	1200	bps

Operating income	50	33	17		51
Operating margin	23.7%	20.0%	370	bps

Gross margin - Service

Gross margin on service revenue increased from 64% for the year ended December 31, 2021 to 67% for the year ended December 31, 2022 driven by higher revenues and increased operating leverage.

Operating margin

Segment operating margin increased from 20.0% for the year ended December 31, 2021 to 23.7% for the year ended December 31, 2022 due to a $45 million increase in revenues that offset the incremental investments to support growth.

Comparison of the years ended December 31, 2021 and 2020

For discussions related to the consolidated operating results and non-operating results and segment revenues and operating results between 2021 and 2020, refer to Part I, Item 5. Operating and Financial Review and Prospects of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the United States Securities and Exchange Commission on March 3, 2022.

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

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations in the ordinary course of business for the next 12 months from the date of issuance of these consolidated financial statements and for the longer-term period thereafter.

The cash management, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At December 31, 2022 and 2021, the Company’s total available liquidity was as follows, respectively:

	December 31,
($ in millions)	2022	2021
Revolving Credit Facilities	1,822	1,737
Cash and cash equivalents	590	591
Total Liquidity	2,412	2,327

The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources. In July 2022, the Company entered into an amendment extending the final maturity from July 31, 2024 to July 31, 2027.

The Company completed multiple debt transactions in 2022 and 2021. Refer to the “Notes to the Consolidated Financial Statements—15. Debt” included in “Item 18. Financial Statements” for further discussion of these transactions as well as information regarding the Company’s other debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At December 31, 2022 and 2021, approximately 20% and 18% of the Company’s net debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Euro Term Loan Facilities due January 2027.

The following table summarizes the Company’s USD equivalent cash balances by currency:

	December 31, 2022		December 31, 2021
($ in millions)	$	%	$	%
Euros	312	53	362	61
U.S. dollars	147	25	88	15
Other currencies	131	22	141	24
Total Cash	590	100	591	100

The Company holds an immaterial amount of cash in countries where there may be restrictions on transfers due to regulatory or governmental bodies. Based on the Company’s review of such transfer restrictions and the cash balances held in such countries, it does not believe such transfer restrictions had an adverse impact on its ability to meet liquidity requirements at years ended December 31, 2022 and 2021.

Cash Flow Summary

The following table summarizes the statements of cash flows. A complete statement of cash flows is provided in the Consolidated Financial Statements included herein.

	For the year ended December 31,		Change
($ in millions)	2022	2021	$	%
Net cash provided by operating activities from continuing operations	899	1,010	(111)	(11)
Net cash provided by (used in) investing activities from continuing operations	42	(216)	259	120
Net cash used in financing activities	(1,065)	(1,898)	833	44
Net cash flows of continuing operations	(124)	(1,105)

Net cash used in operating activities from discontinued operations	—	(31)	31	100
Net cash provided by investing activities from discontinued operations	126	852	(726)	(85)
Net cash flows from discontinued operations	126	821

Analysis of Cash Flows

Net Cash Provided by Operating Activities from Continuing Operations

During the year ended December 31, 2022, the Company generated $0.9 billion of net cash provided by operating activities from continuing operations, a decrease of $111 million from the prior corresponding period.

Non-cash adjustments to net income for the year ended December 31, 2022 were $692 million, compared to $859 million for the prior corresponding period. The principal drivers of the decrease in non-cash adjustments were related to a $278 million gain on the sale of the Italian commercial services business, a decrease of $115 million in deferred incomes taxes, a decrease of $79 million related to a loss on the extinguishment of debt recognized in the prior corresponding period, and a decrease in depreciation and amortization of $57 million in the aggregate for the year ended December 31, 2022. These decreases were partially offset by increases as a result of the DDI / Benson Matter provision of $220 million, net of $50 million cash paid, and foreign exchange of $102 million.

Changes in operating assets and liabilities resulted in cash outflows of $157 million and $104 million for the years ended December 31, 2022 and December 31, 2021, respectively.

Net Cash Provided by (Used in) Investing Activities from Continuing Operations

During the year ended December 31, 2022, the Company generated $42 million of net cash from investing activities, an increase of $259 million from the prior corresponding period, principally due to an increase in proceeds received from the sale of the Italian commercial services business, net of cash and restricted cash transferred, of $476 million. This increase in proceeds was partially offset by $142 million related to our acquisition of iSoftBet, and a $78 million increase in capital expenditures.

Net Cash Used in Financing Activities
During the year ended December 31, 2022, the Company used $1.1 billion of net cash for financing activities, compared to $1.9 billion used for the prior corresponding period.

During 2022, cash flows used in financing activities primarily included principal payments on long-term debt of $597 million, dividends paid to non-controlling interests of $178 million, dividends paid to shareholders of $161 million, repurchases of common stock of $115 million, $75 million in return of capital to non-controlling interests, and net payments of short-term borrowings of $51 million. These cash outflows were partially offset by net receipts from financial liabilities of $75 million and net proceeds from Revolving Credit Facilities of $72 million.

During 2021, cash flows used in financing activities primarily included principal payments on long-term debt of $2.8 billion, $127 million in return of capital to non-controlling interests, dividends paid to non-controlling interests of $91 million, $85 million of payments in connection with the early extinguishment of debt, net payments of financial liabilities of $50 million, repurchases of common stock of $41 million, and dividends paid to shareholders of $41 million. These cash outflows were partially offset by proceeds from long-term debt of $1.3 billion and net proceeds from short-term borrowings of $51 million.

Net cash flows from discontinued operations

There were no cash flows from operating activities from discontinued operations compared to net cash used by operating activities from discontinued operations of $31 million for the prior corresponding period. Cash flows from operations from discontinued operations reflects the operating activities of our Italian B2C businesses.

During the year ended December 31, 2021, the Company completed the sale of its Italian B2C businesses. At closing, the Company received net cash proceeds of $748 million and had receivables of €100 million and €125 million due December 31, 2021 and September 30, 2022, respectively. The Company received the payment due December 31, 2021 on August 5, 2021 and received the payment due September 30, 2022 on July 13, 2022 . Refer to “Notes to the Consolidated Financial Statements—3. Business Acquisitions and Divestitures”, included in “Item 18. Financial Statements”.

Capital Expenditures

Capital expenditures are principally composed of:

•Systems, equipment and other assets related to contracts;
•Intangible assets; and
•Property, plant and equipment.

The table below details total capital expenditures from continuing operations by business segment:

	For the year ended December 31,
($ in millions)	2022	2021	2020
Global Lottery	(157)	(152)	(176)
Global Gaming	(147)	(68)	(65)
PlayDigital	(6)	(13)	(11)
Business Segment Total	(310)	(232)	(252)
Corporate and Other	(6)	(6)	(3)
	(317)	(238)	(255)

Global Lottery

Capital expenditures for 2022 of $157 million principally consisted of $124 million for investments in systems, equipment and other assets related to contracts, including systems and equipment deployed in Michigan, Connecticut, California, Rhode Island, and New Jersey; investments in property, plant and equipment of $17 million; and investments in intangible assets of $16 million.
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

Global Gaming

Capital expenditures for 2022 of $147 million principally consisted of investments in systems, equipment and other assets in North America of $100 million and outside of North America of $28 million.
Capital expenditures for 2021 of $68 million principally consisted of investments in systems, equipment and other assets in North America of $49 million.
Capital expenditures for 2020 of $65 million principally consisted of investments in systems, equipment and other assets in North America of $47 million.

PlayDigital
Capital expenditures for 2022 of $6 million principally consisted of investments in systems, equipment and other assets related to contracts with PlaySports customers of $6 million.
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

Tabular Disclosure of Cash Requirements

At December 31, 2022, the Company’s material cash requirements are as follows:

	Payments due by period
($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (1)	5,795	61	1,447	3,005	1,283
Jackpot liabilities (2)	198	57	39	26	77
Operating leases (3)	364	55	99	77	133
Finance leases (4)	34	10	14	9	1
Total	6,391	183	1,599	3,117	1,494
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

Letters of Credit

The Parent and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted demand credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2022 and 2021 and the weighted-average annual cost of such letters of credit:

($ in millions)	Letters of Credit Outstanding (1)	Weighted- Average Annual Cost
December 31, 2022	118	1.26%
December 31, 2021	335	1.08%
(1) Represents letters of credit outstanding not under the Revolving Credit Facilities. Year-over-year reduction was primarily driven by bank guarantees outstanding at December 31, 2021 within our Italian commercial services business that was divested on September 14, 2022.

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

The Company devotes substantial resources to R&D and incurred $255 million, $238 million, and $191 million of related expenses in 2022, 2021, and 2020, respectively, which each year represented approximately 6% of total revenue.

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

The Company periodically reviews estimates and assumptions. Actual results for those areas requiring management judgment or estimates may differ from those recorded in the consolidated financial statements due to the occurrence of events and the uncertainties which characterize the assumptions and conditions on which the estimates are based.

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

The Company recognized service and product revenues of $3.4 billion and $866 million, respectively, for the year ended December 31, 2022. The Company often enters into contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. Management applies judgment in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition. The Company’s revenue recognition policy, which requires significant judgments and estimates, is fully described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies” included in “Item 18. Financial Statements.”

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

The Company completed the annual impairment testing in the fourth quarter, where we assessed our Global Gaming and Global Lottery units using Step 0. We determined that no further testing was required based on the substantial cushion of fair value over carrying value for each reporting unit and no significant changes in conditions, since the last quantitative analysis, that would indicate for each reporting unit that it is more likely than not that the fair value is less than the carrying amount. Additionally, during the fourth quarter the Company elected to assess our PlayDigital unit using Step 1. Based on the analysis completed, we determined that no adjustment to the carrying value of goodwill was necessary as there was substantial cushion of fair value over carrying value.

Additional details surrounding goodwill can be found in the “Notes to the Consolidated Financial Statements—13. Goodwill” included in “Item 18. Financial Statements”.

Item 6.        Directors, Senior Management, and Employees

A.        Directors and Senior Management

As of February 23, 2023, the Parent’s board of directors (the “Board”) consists of 12 directors. Seven (7) of the current directors were determined by the Board to be independent under the listing standards and rules of the NYSE, as required by the Articles of Association of the Parent (the “Articles”). For a director to be independent under the listing standards of the NYSE, the Board must affirmatively determine that the director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). The Board has made an affirmative determination that the members of the Board so designated in the table below meet the standards for “independence” set forth in the Parent’s Corporate Governance Guidelines and applicable NYSE rules. The Articles require that for as long as the Parent’s ordinary shares are listed on the NYSE, the Parent will comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Parent is a foreign private issuer.

On May 16, 2018, the Board approved the observer agreement (the “Observer Agreement”) between De Agostini and the Company permitting De Agostini to appoint an observer to attend meetings of the Parent’s directors. Effective November 15, 2021, the Observer Agreement was renewed for a new two-year term and Paolo Ceretti, a former director of the Parent, acknowledged and agreed to his renewed appointment by De Agostini as an observer pursuant to the terms of the Observer Agreement. On May 5, 2022, the Board approved the appointment of Alessandro Vergottini, effective upon the conclusion of the Company’s Annual General Meeting on May 10, 2022, to replace Paolo Ceretti as observer under the Observer Agreement. Mr. Vergottini serves as the Chief Financial Officer of De Agostini. The Observer Agreement expires following the meeting of the Parent’s directors at which the financial results for the third quarter of 2023 are reviewed.

At February 23, 2023, the directors, certain senior managers, and the senior consultant are as set forth below:

Directors

Name	Age	Position
Marco Sala	63	Executive Chair of the Board; Executive Director
Mr. Sala has served as the Executive Chair of the Board since January 2022. In June 2022, Mr. Sala was appointed CEO of De Agostini S.p.A., IGT’s controlling shareholder, after being appointed as Chairman of DeA Capital S.p.A in April 2022. Prior to this, he served as a member of the Board and CEO of the Company from April 2015 to January 2022, where he was responsible for overseeing the strategic direction of the Company. From April 2009 to April 2015, Mr. Sala served as CEO to GTECH S.p.A. (IGT’s predecessor and formerly known as Lottomatica Group S.p.A. and Lottomatica S.p.A.). He joined

Lottomatica as Co-General Manager in 2003 and served as a member of the Board. In August 2006, he was appointed Managing Director with responsibility for GTECH’s Italian Operations and other European activities.

Previously, he served as CEO of Buffetti, Italy’s leading office equipment and supply retail chain. Prior to Buffetti, Mr. Sala served as Head of the Business Directories Division for SEAT Pagine Gialle. Earlier in his career, he worked at Magneti Marelli (a Fiat Group company) and Kraft Foods.

Mr. Sala graduated from Bocconi University in Milan (Italy), majoring in Business and Economics.

Name	Age	Position
James F. McCann	71	Vice-Chairperson of the Board; Lead Independent Director; Non-executive Director
Mr. McCann has served on the Board since the formation of the Company and is currently the Vice Chairperson, Lead Independent Director and is Chair of the Nominating and Corporate Governance Committee. He is the Chairman of 1-800-Flowers.com, Inc. and previously served as Chief Executive Officer, a position he held since 1976. He is also Chairman of Worth Media Group, a publishing and event company. Mr. McCann has served on the Board of Amyris, Inc. since 2019, where he chairs the Leadership Development, Inclusion and Compensation Committee and sits as a member of the Nominating and Corporate Governance Committee.

From 2020-2022, Mr. McCann served as the Chair and CEO of Clarim Acquisition Corporation, a blank-check company targeting consumer-facing e-commerce. Mr. McCann also previously served as Chairman of the Nominating and Governance Committee of Willis Towers Watson until his retirement in May 2019, as well as the Chairman of the Board of Directors of Willis Watson Towers from January 2016 to January 2019. Previously, he served as Director (2004-2015) and non-executive Chairman (2013-2015) of Willis Group Holdings PLC (“Willis Group”). Prior to serving as the non-executive Chair of the Board of Directors of Willis Group, he served as the company’s presiding independent director. He previously served as a director and compensation committee member of Lottomatica S.p.A. (IGT’s predecessor) from 2006-2011, and as a director of Gateway, Inc., The Boyds Collection, Ltd., and Scott’s Miracle-Gro.

Name	Age	Position
Massimiliano Chiara	54	Executive Vice President and Chief Financial Officer; Executive Director
Mr. Chiara has served on the Board, and as Chief Financial Officer of the Company, since April 2020. Before joining the Company, Mr. Chiara served as Chief Financial Officer of CNH Industrial since September 2013. Max was also named the Chief Sustainability Officer at CNH Industrial in 2016, and he also served as head of Mergers & Acquisitions for CNH Industrial from 2017. Between 2009 and 2013, Mr. Chiara served in various positions with Fiat Chrysler Automobiles (and its predecessors) as Chief Financial Officer and Head of Business Development in Latin America, Vice President of Financial Planning and Analysis and Business Development Finance, VP Finance Brands and Marketing Controller, and served as Director of Business Development Finance for its engine business unit Fiat Powertrain between 2007 and 2009. Earlier in his career, Mr. Chiara held various managerial roles at Teksid Aluminum, PricewaterhouseCoopers, Robert Bosch, the Wuerth Group, and was a M&A financial analyst with Dresdner Kleinwort Benson.

Mr. Chiara graduated from the Luigi Bocconi University in Milan (Italy), with a degree in Business Administration Cum Laude, and has a CEMS Master’s degree in International Management from the Bocconi University (with the University of Cologne in Germany as host school). Mr. Chiara is NACD (National Association of Corporate Directors) Directorship Certified. Mr. Chiara also held the position of Chairman of the Italian Association of Corporate Treasurers (AITI) for the years 2004-2007.

Name	Age	Position
Alberto Dessy	70	Independent Non-executive Director
Mr. Dessy has served on the Board since the formation of the Company in April 2015 and is a member of the Audit Committee and the Compensation Committee. He is currently a Professor at Bocconi University. Mr. Dessy is a Chartered Accountant who specializes in corporate finance, particularly the evaluation of companies, trademarks, equity and investments, financial structure, channels and loan instruments, funding for development and in acquisitions and disposals of companies. He has been an expert witness for parties to lawsuits and as an independent expert appointed by the court in various legal disputes.

He has previously served on the boards of many companies, both listed and unlisted, including Chiorino S.p.A., Redaelli Tecna S.p.A., Laika Caravans S.p.A., Premuda S.p.A., I.M.A. S.p.A., Milano Centro S.p.A., GTECH S.p.A. (IGT’s predecessor), and DeA Capital S.p.A.

Mr. Dessy graduated from Bocconi University in Milan (Italy) and is a member of the distinguished faculty in corporate finance at the SDA Bocconi School of Management.

Name	Age	Position
Marco Drago	77	Non-executive Director
Mr. Drago has served on the Board since the formation of the Company in April 2015. From 2002 to the formation of the Company, Mr. Drago served on the Board of Directors of GTECH S.p.A. (IGT’s predecessor and formerly known as Lottomatica Group S.p.A. and Lottomatica S.p.A.). In June 2022, Mr. Drago has been appointed Chairman Emeritus of De Agostini, S.p.A., the holding company of the De Agostini Group, leaving the Chairmanship held since 1997.

Since July 2018, Mr. Drago has been the President of the Board of Directors of B&D Holding S.p.A. (formerly B&D Holding di Marco Drago e C.S.a.p.A., of which he had been President of the Board of Partners since 2006). He is also Vice President of Planeta De Agostini Group, a director of Atresmedia, a director of S. Faustin (Techint Group), Honorary Chairman of De Agostini Editore S.p.A, and a member of Assonime’s Board of Governors.

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

Mr. Drago is the father of Enrico Drago, CEO, PlayDigital, and parent-in-law with Lorenzo Pellicioli, Non-Executive Director.

Name	Age	Position
Ashley M. Hunter	43	Independent Non-executive Director
Ms. Hunter was appointed to the Board in January 2022 and is a member of the Nominating and Corporate Governance Committee. She has been a lecturer at the University of Texas at Austin School of Information since 2015, and is the founding partner of A. Hunter & Company, a leading risk management advisory firm. Previously, she was Managing Director of HM Risk Group LLC where she assisted many startups and corporations with alternative risk transfer schemes and reinsurance placement, globally. Under her leadership, HM Risk Group became a leader in the development of niche insurance products for the sharing and assistive reproductive technology industry. Prior to founding HM Risk Group in 2006, she worked in various claims and underwriting management positions for State Farm Insurance Companies, The Hartford Insurance Company and AIG Insurance Company. Ms. Hunter is an active member of the Professional Liability Underwriting Society, Women in Private Equity and The Waters Street Club. Ms. Hunter currently serves as a director for Affordable Central Texas, a Trustee for Zach Theatre, Fredericksburg Texas Zoning Board of Adjustment and a gubernatorial appointee for Motor Vehicle Crime Prevention Authority.

Ms. Hunter has a BM in Music Theory and Composition from Centenary College of Louisiana and a MBA in Finance from Texas A&M University. Ms. Hunter is also an accomplished concert violinist.

Name	Age	Position
Heather J. McGregor	60	Independent Non-executive Director
Prof. McGregor was appointed to the Board in March 2017 and is a member of the Audit Committee. She is the Vice Principal and Provost of Heriot-Watt University in Dubai, and previously served as the Executive Dean of the business school in Scotland. Her earlier career was in investment banking and she then spent 17 years as an entrepreneur leading her own executive search firm prior to her move into higher education.

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

In 2021 Professor McGregor was one of the first two people at Heriot-Watt University to be named a Principal Fellow of the Higher Education Academy; in 2021 she was elected a Fellow of the Royal Society of Edinburgh. Professor McGregor was

created a Dame Commander of the Order of the British Empire (DBE) in King Charles III’s 2023 New Year Honours List for her services to education, to business and to heritage in Scotland.

Professor McGregor is a Chartered Global Management Accountant (CGMA), holds a PhD from the University of Hong Kong in Structured Finance and an MBA from London Business School. She also graduated with a degree in Agricultural Economics & Marketing from Newcastle University.

Name	Age	Position
Lorenzo Pellicioli	71	Non-executive Director
Mr. Pellicioli has served on the Board since the formation of the Company in April 2015. He was Chair of the Board from November 2018 to January 2022, as well as the Vice Chair of the Board from April 2015 to November 2018. From August 2006 to the formation of the Company in April 2015, Mr. Pellicioli served as Chairman of the Board of Directors of GTECH S.p.A. (IGT’s predecessor and formerly known as Lottomatica Group S.p.A. and Lottomatica S.p.A.). Mr. Pellicioli previously served as Chief Executive Officer of De Agostini S.p.A. since November 2005, where he retired from the position effective June 2022.

Mr. Pellicioli currently serves as Chairman of De Agostini S.p.A. and as a Director of Assicurazioni Generali, where he sits as a member of its Remuneration and Human Resources Committee and of the Investment Committee. Previously, he served as the first President and Chief Executive Officer of Costa Cruise Lines in Miami, a division of the Costa Crociere Group that operates in North America. He was then promoted to Worldwide General Manager of Costa Crociere S.p.A. From 2010 to 2011, Mr. Pellicioli served as Director of IDeA Alternative Investments S.p.A. and as Managing Director of DeA Factor S.p.A. He was also appointed President and Chief Executive Officer of the Compagnie Française de Croisières (Costa-Paquet), a subsidiary of Costa Crociere. Mr. Pellicioli took part in the privatization of SEAT Pagine Gialle and, after the acquisition, he was appointed Chief Executive Officer. Following the sale of SEAT, Mr. Pellicioli worked for the Telecom Italia Group as Head of the Internet Business Unit.

Earlier in his career, Mr. Pellicioli served as General Manager of Advertising Sales and Vice General Manager of Mondadori Periodici (magazines) for the Gruppo Mondadori Espresso, the first Italian publishing group. He was promoted to President and Chief Executive Officer of Manzoni & C. S.p.A., an advertising division of the Group. He has also held various positions in the private sector of Italian television for Manzoni Pubblicità, Publikompass, and he was appointed the President of Bergamo TV Programmes after starting his career as a journalist for the newspaper Giornale Di Bergamo. Since 2006, he has been a member of the Clinton Global Initiative. He is also a member of the advisory boards of Investitori Associati IV, Wisequity II e Macchine Italia and Palamon Capital Partners. Mr. Pellicioli served as Chair of the Board of Directors of DeA Capital, as well as a Director of Banijay Group SAS and LDH SAS.

Mr. Pellicioli is step-father-in-law to Enrico Drago, CEO, PlayDigital, and parent-in-law with Marco Drago, Non-Executive Director.

Name	Age	Position
Maria Pinelli	60	Independent Non-executive Director
Ms. Pinelli was appointed to the Board in January 2022 and is Chair of the Audit Committee. She is a global C-suite executive who currently serves as a member of the Board of Directors and the Audit Committee for Globant S.A., and as a member of the Board of Directors, Chair of the Audit Committee, and a member of the Compensation Committee for Archer Aviation, Inc. From 2020-2022, Ms. Pinelli served as a board director and Chair of the Audit Committee for Clarim Acquisition Corporation. She served in a variety of leadership roles at Ernst & Young (EY) from October 1986 to November 2020, including consumer products and retail leader, technology leader, global vice chair – strategic growth markets, global IPO leader, and Americas leader – strategic growth markets. In her role as an advisor at EY, she successfully led more than 20 initial public offerings in four different countries and more than 25 merger and acquisition transactions worldwide and testified before the U.S. House Financial Services Committee on the state of the capital markets. Her experience includes strategic transactions and due diligence advice, Sarbanes-Oxley implementation and stakeholder management. She has served as an advisor to some of the world’s most iconic e-commerce, consumer products, and retail brands. Recipient of several awards, she was recognized as one of the Square Mile's most inspiring Power 100 Women which highlights the talkers, the thinkers, the women influencing policy and changing the way the City of London thinks.

Ms. Pinelli holds a Bachelor of Commerce from McMaster University in Hamilton, Ontario (Canada) and has completed executive education at Harvard Business School and The Kellogg School of Management at Northwestern University.

Name	Age	Position
Samantha F. Ravich	56	Independent Non-executive Director
Dr. Ravich was appointed to the Board in July 2019 and is a member of the Compensation Committee and the Nominating and Corporate Governance Committee. She is a defense and intelligence policy and tech entrepreneur and the Chair of the Center on Cyber and Technology Innovation at the Foundation for Defense of Democracies and its Transformative Cyber Innovation Lab. She was formerly the Vice Chair of the President’s Intelligence Advisory Board; a Commissioner on the Congressionally-mandated Cyberspace Solarium Commission; and a member of the Secretary of Energy’s Advisory Board. Dr. Ravich is also a managing partner at A2P, LLC, a technology company that focuses on advanced advertising techniques, and a Board Governor at the Gemological Institute of America, where she sits on the Audit and R&D/Lab Committee. She was appointed to the Board of NDX Management, LLC in 2022. Previously, she was the Republican Co-Chair of the Congressionally-mandated National Commission for Review of Research and Development Programs in the United States Intelligence Community and served as Deputy National Security Advisor for Vice President Cheney.

Dr. Ravich received her Ph.D. in Policy Analysis from the RAND Graduate School and her MCP/BSE from The Wharton School, University of Pennsylvania and is a member of the Council on Foreign Relations and the National Association of Corporate Directors.

Name	Age	Position
Vincent L. Sadusky	57	Chief Executive Officer; Executive Director
Mr. Sadusky has served as CEO of IGT since January 2022. He has served on the Board since the formation of the Company, formerly as an independent non-executive director and Chair of the Audit Committee before transitioning to the CEO role. Prior to the formation of the Company, Mr. Sadusky served on the International Game Technology (IGT’s predecessor) Board of Directors from July 2010 to April 2015. He formerly served as Chief Executive Officer and a member of the Board of Directors of Univision Communications Inc., the largest Hispanic media company in the U.S. He served as President and Chief Executive Officer of Media General, Inc., one of the U.S.’s largest owners of television stations, from December 2014 until January 2017, following the company’s merger with LIN Media LLC. Mr. Sadusky served as President and Chief Executive Officer of LIN Media LLC from 2006 to 2014 and was Chief Financial Officer from 2004 to 2006. Prior to joining LIN Media LLC, he held several management positions, including Chief Financial Officer and Treasurer, at Telemundo Communications, Inc. from 1994 to 2004, and from 1987 to 1994, he performed attestation and consulting services with Ernst & Young. Mr. Sadusky formerly served on the Board of Directors of Hemisphere Media Group, Inc, the Paley Center for Media and the National Association of Broadcasters.

Mr. Sadusky earned a Bachelor of Science degree in Accounting from Pennsylvania State University where he was a University Scholar. He earned a Master of Business Administration degree from the New York Institute of Technology.

Name	Age	Position
Gianmario Tondato Da Ruos	63	Independent Non-executive Director
Mr. Tondato Da Ruos has served on the Board since the formation of the Company and is Chair of the Compensation Committee. From 2006 to the formation of the Company, Mr. Tondato Da Ruos served as a Lead Independent Director of GTECH S.p.A. (IGT’s predecessor and formerly known as Lottomatica Group S.p.A. and Lottomatica S.p.A.). Mr. Tondato Da Ruos served as the Chief Executive Officer of Autogrill S.p.A. from April 2003 to February 2023. He joined Autogrill Group in 2000 and moved to the United States to manage the integration of the North American subsidiary HMSHost and successfully implemented a strategic refocusing on concessions and diversification into new business sectors, distribution channels, and geographies.

Mr. Tondato Da Ruos currently sits on the advisory board of Rabobank (Hollande) and on the strategic advisory board of Planet Farms Holding S.p.A. (Italy). He was previously Chairman of HMSHost Corporation, Autogrill Italia S.p.A. and Autogrill Europe S.p.A., and he served as a director of Autogrill S.p.A. from March 2003 to February 2023. Mr. Tondato Da Ruos was also Chairman of World Duty Free S.p.A. and a director of World Duty Free Group S.A.U.

Mr. Tondato Da Ruos graduated with a degree in economics from Ca’Foscari University of Venice (Italy).

Senior Management

Name	Age	Position
Renato Ascoli	61	Chief Executive Officer, Global Gaming
Mr. Ascoli is responsible for the IGT Gaming business. This includes Italy Gaming, Global Gaming Sales, Global Gaming Product Management, Global Gaming Studios, Global Manufacturing, Operations and Services including Global Gaming Technology. Prior to his appointment as CEO, Global Gaming, Mr. Ascoli served as CEO, North America of IGT. In this capacity, other than serving all North America customers, he held global responsibility for product development, manufacturing, product management, technology and delivery of all the Company’s portfolio outside Italy: gaming, digital, and lottery.

Prior to the formation of the Company, Mr. Ascoli served as General Manager of GTECH S.p.A. (IGT’s predecessor and formerly known as Lottomatica Group S.p.A. and Lottomatica S.p.A.) and President of GTECH Products and Services, where he was responsible for overseeing the design, development, and delivery of state-of-the-art platforms, products, and services. He supported all stages of the sales process, and provided marketing and technology leadership to optimize investment decisions. Prior to this role, Mr. Ascoli served as Head of Italian Operations. In this position, he was responsible for the strategic direction and operations of the Company’s Italian businesses. He joined GTECH S.p.A. in 2006 as Director of the Gaming division.

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

Mr. Ascoli graduated from Bocconi University in Milan (Italy), majoring in Economics and Social Studies.

Name	Age	Position
Fabio Cairoli	57	Chief Executive Officer, Global Lottery
Mr. Cairoli is responsible for the IGT Lottery business. This includes Global Lottery Sales and Operations, Global Lottery Product and Sales Development, Global Lottery Technology and Support. Prior to this role, Mr. Cairoli served as Chief Executive Officer, Italy, where he was responsible for managing all business lines, marketing services, and sales for the Company’s Italian operations. Through his leadership of the largest lottery operator in the world, Mr. Cairoli shares insights and best practices with other organizations in the Company. Mr. Cairoli joined the Company’s predecessor, Lottomatica Group S.p.A., in 2012 as Senior Vice President of Business. He has more than 20 years of experience in consumer goods for multinational organizations, with both local and international expertise. He served as Group General Manager and Board Member of Bialetti Industrie, a world-renowned Italian manufacturer and retailer of stove top coffee (espresso) makers and small household electrical appliances. During his tenure at Bialetti, he was responsible for turning around the business by refocusing strategy, streamlining costs, and optimizing the product portfolio and retail presence.

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

Name	Age	Position
Fabio Celadon	51	Executive Vice President, Strategy and Corporate Development
Mr. Celadon is responsible for IGT’s Strategy, Strategic Markets Development, Mergers and Acquisitions and Competitive Intelligence functions. Under his direction, the organization monitors industry and competitive trends in IGT’s core and adjacent markets; develops IGT’s portfolio strategy; identifies key portfolio initiatives and supports the business unit CEOs in the identification and execution of their business unit strategic initiatives; executes the Group’s M&A strategy (mergers, acquisitions, JVs and divestitures), managing deal evaluation, structuring and negotiation, and coordinating internal cross-functional teams as well as external advisors.

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

Prior to April 2015, Mr. Celadon served as Senior Vice President of Group Strategy and Corporate Development for GTECH S.p.A. (IGT’s predecessor and formerly known as Lottomatica Group S.p.A. and Lottomatica S.p.A.), where he was responsible for developing GTECH’s overall corporate strategy, identifying and evaluating key strategic growth initiatives, and executing the corporate development strategy through mergers, acquisitions, joint ventures, and divestitures. Mr. Celadon joined Lottomatica in 2002 and held several strategy, corporate development, and finance positions, including CFO from 2002 to 2004. Following the acquisition of GTECH by Lottomatica, he relocated to the U.S. where he held the position of GTECH Vice President of New Market Development before being promoted to Senior Vice President of Strategic Planning in 2008.

Prior to joining Lottomatica, he was a partner with Atlantis Capital Partners, a private equity firm, and prior to that, he worked for Morgan Stanley in London in the mergers and acquisitions department. Mr. Celadon holds a Law Degree from LUISS Guido Carli University and an MBA from Columbia Business School in New York.

Name	Age	Position
Dorothy Costa	51	Senior Vice President, People & Transformation
Ms. Costa has strategic oversight for the IGT People and Transformation function, including all senior strategic business partners and the total rewards, diversity & inclusion, organization transformation and global services and talent management centers of excellence.

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

Name	Age	Position
Enrico Drago	45	Chief Executive Officer, PlayDigital
Mr. Drago is responsible for the IGT PlayDigital business. He previously served as Senior Vice President of PlayDigital from July 2018, leading a fast-growing and award-winning portfolio of digital gaming/lottery and sports betting products, platforms and services. He has also served as Vice Chairman of De Agostini S.p.A., since June, 2021. Mr. Drago also has served as an advisor for Nina Capital, a leading European venture capital firm focused on health technology companies, since 2019.

Mr. Drago joined GTECH S.p.A. (IGT’s predecessor) in 2014 as Chief Operating Officer of a subsidiary entity. In 2017, he took on the role of Senior Vice President Global Interactive, Sports Betting and Licenses. Prior to joining GTECH, he led teams for Inditex Italia, which he joined through a leadership program for high-potential managers. Mr. Drago was selected as the Italy Chief Operating Officer for brands Bershka, Pull & Bear, Zara Home, Oysho, Stradivarius and Massimo Dutti and

appointed as Inditex Italia Managing Director in 2011. Prior to his roles with Inditex Italia, Drago worked with Puig Beauty and Fashion.

Mr. Drago is son of Marco Drago, Non-executive Director, and step son-in-law to Lorenzo Pellicioli, Non-Executive Director.

Name	Age	Position
Scott Gunn	56	Senior Vice President, Corporate Public Affairs
Mr. Gunn leads the Company’s public policy development and government relations efforts, and he is instrumental in directing and facilitating government relationships and public engagement to deliver strategic value to the Company’s business units. Mr. Gunn has held positions in operations, sales, business development, and public affairs. Prior to his current role, he was Senior Vice President of Global Government Relations and North America Business Development, overseeing worldwide government relations strategy and managing the Company’s global network of government relations resources, as well as pursuing public sector market opportunities for the Company’s various lines of business in North America.

Mr. Gunn began his career at a public affairs firm in Washington, D.C., where he worked on media strategy for state and federal political campaigns. He has held various positions within national and state political party organizations, and has been involved with several U.S. presidential campaigns. Mr. Gunn chairs the Company’s Government Affairs Committee and Political Action Committee. He is also a member of the Company’s Sustainability Steering Committee, and Global Diversity and Inclusion Council. He has a bachelor’s degree in Political Economics from Tulane University.

Name	Age	Position
Wendy Montgomery	60	Senior Vice President, Marketing, Communications and Sustainability
Ms. Montgomery oversees the strategy for the Company’s global brand, trade shows, product marketing, and external communications, including community relations, responsible gaming, and corporate social responsibility. Prior to joining the Company in 2018 as Senior Vice President of Global Lottery Marketing, Ms. Montgomery spent 13 years at the Ontario Lottery and Gaming Corporation where she led marketing, sales, operations, policy and planning, and the iGaming business. Her previous experience spans multiple industries, including in the entertainment business in her role as Vice President and General Manager, W Network, under Corus Entertainment, Inc., and before that, in the telecommunications field as Vice President of Marketing with Star Choice Communications, Inc. She has also held leadership roles in apparel, consumer products, and food categories, and has previously lived and worked in South Africa, Israel, Eastern Europe, Canada, and the United States.

Ms. Montgomery is a graduate of the Executive Leadership Program at Queen’s University in Kingston, Canada. She holds a diploma in Marketing Management from the Institute of Marketing Management in Johannesburg, South Africa, as well as a Higher National Diploma in Business Studies from Greenwich University in London, U.K.

Name	Age	Position
Timothy M. Rishton	57	Senior Vice President, Chief Accounting Officer
Mr. Rishton is responsible for overseeing Accounting and Tax, including developing and maintaining systems and internal controls over financial reporting; and the preparation of the Company's consolidated annual reporting in accordance with generally accepted accounting principles. Mr. Rishton served as the Company’s Interim Chief Financial Officer from January 2020 through April 2020.

Prior to the formation of the Company, Mr. Rishton served as the Chief Accounting Officer for GTECH S.p.A. (IGT’s predecessor and formerly known as Lottomatica Group S.p.A. and Lottomatica S.p.A.) Mr. Rishton has been with the Company (and its predecessors, including GTECH Corp.) since 1995, and over his 27 years with the Company, he has held a series of roles with increasing responsibility, including Vice President - Finance, Assistant Corporate Controller and Director of Accounting.

Before joining GTECH, Mr. Rishton held various roles at Acushnet Company and Ernst & Young, where he provided assurance services to publicly listed and private company clients in a variety of industries. Mr. Rishton is a member of the American Institute of Certified Public Accountants and the Rhode Island Society of CPA’s.

Mr. Rishton received his bachelor’s degree in Accounting from the University of Rhode Island.

Name	Age	Position
Christopher Spears	55	Executive Vice President, General Counsel
Mr. Spears is responsible for leading IGT’s global legal strategy and function. In this role he is responsible for managing IGT’s internal legal team and outside legal advisors, providing counsel to IGT’s Board of Directors and executive leadership team and managing IGT’s legal issues across a wide range of global subject matter areas including corporate governance, compliance, litigation, mergers and acquisitions, intellectual property, licensing and commercial and operational issues.

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

Mr. Spears holds a Bachelor of Science degree in Business Administration from Berea College and MBA and Juris Doctor degrees from the University of Kentucky.

Senior Consultant

Name	Age	Position
Robert Vincent	69	Chairperson of IGT Global Solutions Corporation(1)
Mr. Vincent is Chairperson for the primary operating subsidiary for the U.S. lottery business, and represents the Company when interacting with global customers, current and potential partners, and government officials. With this honorary title, he also serves as a senior counselor to Chief Executive Officer Vincent Sadusky and the rest of the Company's senior leadership team.

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

Before April 2015, Mr. Vincent had been affiliated with the Company’s predecessors, including GTECH S.p.A. (formerly known as Lottomatica Group S.p.A. and Lottomatica S.p.A.) and GTECH Corp. for more than 20 years, having served as an external consultant; as Vice President of Business Development for Dreamport, GTECH’s former gaming and entertainment subsidiary; and as Senior Vice President of Human Resources and Public Affairs for GTECH S.p.A.

Before joining GTECH, he was a senior partner at RDW Group, a regional advertising and public relations company in Rhode Island. He also held senior policy and administrative positions with Rhode Island-based governments, including the Governor’s Office, Secretary of State’s Office, and the Providence Mayor’s Office. In addition, he has staffed community and government affairs efforts at Brown University in Providence.

Active in the community, Mr. Vincent serves on the Boards of the University of Rhode Island Foundation, Rhode Island Hospital Foundation, Family Service of Rhode Island, and the URI Harrington School of Communication.

Mr. Vincent received his bachelor’s degree in Political Science from the University of Rhode Island.

Except for the relationship between Marco Drago, Enrico Drago, and Lorenzo Pellicioli described above, there are no familial relationships among any of the Parent’s directors, senior managers or the senior consultant.

B.        Compensation

Non-Executive Director Compensation

The Parent’s compensation policy for non-executive directors is to provide an annual cash retainer payable in quarterly tranches as well as equity awards typically in the form of a restricted share unit (“RSU”) award vesting on an annual basis, or such other form of equity awards under the Company’s Equity Incentive Plan. Additional cash retainers are provided for the non-executive directors serving as Chairpersons of the Board, Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee as well as the Lead Independent Director.

Equity Awards

An RSU award is normally granted to each existing non-executive director annually, and to a new non-executive director at the time of appointment.

The number of RSUs covered by each award is generally determined by dividing (1) the Annual Grant Value (see table below in the “Annual Compensation” section) by (2) the closing price of an ordinary share as of the date of grant, prorated accordingly in respect of grants made to new non-executive directors. Awarded units normally vest at the next annual general meeting (“AGM”) of the Parent after grant date, subject to continued service of the non-executive director as a director of the Parent.

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

2022 Plan Year Actual Compensation

The following table sets forth the approximate compensation received or earned, calculated in accordance with the CA 2006 and relevant regulations, as applicable, by the Company’s non-executive directors during the year ended December 31, 2022. Amounts are presented in $ thousands.

Name & Position(s)(1) (2)	Fees ($)	RSUs ($)(3)	Total
James F. McCann Non-executive Director Vice-Chairperson of the Board Lead Independent Director Chairperson of the Nominating and Corporate Governance Committee	140	238	378
Alberto Dessy(4) Non-executive Director	113	216	329
Marco Drago Non-executive Director	100	216	316
Ashley M. Hunter(5) Non-executive Director	96	267	363
Heather J. McGregor Non-executive Director	100	216	316
Lorenzo Pellicioli Non-executive Director	103	216	319
Maria Pinelli(5) Non-executive Director Chairperson of the Audit Committee	135	267	401
Dr. Samantha Ravich Non-executive Director	100	216	316
Vincent Sadusky(6) Non-executive Director	8	—	8
Gianmario Tondato da Ruos Non-executive Director Chairperson of the Compensation Committee	130	216	346
(1) As of December 31, 2022, Marco Sala, Executive Chair of the Board, Vincent Sadusky, CEO and Executive Director of the Board, and Massimiliano Chiara, CFO and Executive Director of the Board, also served on the Board of Directors, but did not receive any additional compensation for such service. Please see the Executive Officer Compensation section below for information regarding Mr. Sala, Mr. Sadusky, and Mr. Chiara’s compensation.
(2) The following Executive and Board leadership changes were effective January 24, 2022: (i) Lorenzo Pellicioli retired as chairperson of the Board and remains a non-executive director, (ii) Marco Sala was appointed Executive Chair of the Board, and (iii) Vincent L. Sadusky was appointed CEO of the Company and became an Executive Director of the Board.
(3) Amount reflects the number of RSUs granted on May 10, 2022, multiplied by $21.67, the three-month ending stock price as of December 31, 2022. The RSUs vest on the date of the 2023 AGM.
(4) Includes a 4% stipend related to Italian regulatory requirements.
(5) Ms. Hunter and Ms. Pinelli were both elected to the Board effective January 14, 2022. They both received a prorated amount of compensation for their services during the year.
(6) Prior to his appointment as CEO of IGT, Mr. Sadusky served as a Non-executive Director from January 1, 2022 until January 24, 2022.

Executive Officer Compensation

Total Executive Officer Compensation

The following table sets forth the approximate 2022 compensation received or earned, calculated in accordance with the CA 2006 and relevant regulations, as applicable, by the Company’s executive officers as of December 31, 2022, including Marco Sala, Executive Chair of the Board; Vincent Sadusky, CEO and Executive Director of the Board; Renato Ascoli, CEO, Global Gaming; Fabio Cairoli, CEO, Global Lottery; Fabio Celadon, Executive Vice President of Strategy and Corporate Development; Massimiliano Chiara, Executive Vice President, CFO and Executive Director of the Board; Dorothy Costa, Senior Vice President, People & Transformation; Enrico Drago, CEO, PlayDigital; Scott Gunn, Senior Vice President of Corporate Public Affairs; Wendy Montgomery, Senior Vice President, Marketing, Communications and Sustainability; Timothy Rishton, Senior Vice President and Chief Accounting Officer, and Christopher Spears, Executive Vice President and General Counsel. Also included is compensation paid to Robert Vincent, Chairperson of IGT Global Solutions Corporation who provides consulting services to the Company, the fees for which are included as “Other” compensation in the table below.

($ in thousands)	Salary	2022 Bonus(3)	Equity Awards(4)	Other(5)	Total
Marco Sala, Executive Chair(1)(2)	798	2,089	4,429	3,505	10,822
Vincent Sadusky, Chief Executive Officer(1)	1,356	2,505	6,191	262	10,314
Massimiliano Chiara, Chief Financial Officer	800	1,313	2,631	612	5,355
Other Executive Officers & Senior Consultant	4,270	6,603	8,926	6,385	26,185
(1) Mr. Sala served as the CEO until January 24, 2022, when he became Executive Chair of the Board. Mr. Sadusky assumed the role of CEO on January 24, 2022.
(2) Mr. Sala’s annual salary as Executive Chair of the Board is $750,000 paid monthly, of which 70% is paid in GBP and 30% in EUR, both of which are converted using fiscal year-to-date exchange rates. In addition to base salary, the amount includes true-up payments related to foreign currency fluctuations and tax equalization, per his employment contract.
(3) Represents the short-term incentive compensation earned for the 2022 fiscal year, expected to be paid in March 2023. In addition to bonus, Mr. Sala’s amount includes an estimated true-up payment related to foreign currency fluctuations and tax equalization, per his employment contract.
(4) Mr. Sala’s and Mr. Chiara’s equity awards compensation represents 145% achievement of the 2021-2022 performance conditions for performance share units (“PSUs”) granted in 2021, which will vest in May 2023 and 2024 based on their continued service. Mr. Sadusky’s equity award compensation represents a one-time recruitment award of RSUs with a grant date of January 24, 2022, which will vest in January 2025 based on his continued service. Other Executive Officers’ equity awards compensation represents a weighted-average 129% achievement of the 2021-2022 performance conditions for PSUs granted in 2021, which will vest in May 2023 and 2024 based on their continued service. The amount of compensation reflects the total number of shares expected to vest multiplied by IGT’s three-month average closing stock price as of December 31, 2022, which was $21.67.
(5) Represents the value of certain health, welfare, and other benefits received by the executive officers during 2022 (including tax preparation, employer contributions to post-retirement plans, relocation benefits, taxable life insurance premiums paid, car allowances, housing allowances, private air travel, and perquisites.) Mr. Sala’s other compensation also includes tax equalization related to benefits received in 2022. Mr. Chiara’s other compensation also includes $500,000, the third installment of a $2.0 million bonus to be paid in four equal installments, provided to compensate Mr. Chiara for his forfeited compensation at his previous employer.

Compensation Actions Relating to CEO Transition

Effective January 24, 2022, Vincent L. Sadusky was appointed CEO and Executive Director of the Board. Mr. Sadusky’s employment agreement provides for the following:

($ in thousands)	Salary	Performance Bonus (1)	Equity Awards
Vincent L. Sadusky Chief Executive Officer	1,500	1,500 - 2,500	(2)
(1) 2022 performance bonus of $1.5 million (target) to $2.5 million (maximum), subject to the achievement of certain financial and individual performance metrics.
(2) Mr. Sadusky was granted the following long-term incentive awards: (1) PSUs with a grant date of January 24, 2022, a target grant date value of $2.25 million and subject to the same performance metrics and vesting schedule applicable to the 2021 PSUs granted to the Parent’s former CEO for the 2021-2023 performance period; (2) a one-time recruitment award of RSUs with a grant date of January 24, 2022, and a target grant date value of $7.5 million with an opportunity to earn up to an additional 350,000 shares depending on the share price of the Parent’s ordinary shares for the 60 days immediately preceding and ending on the vesting date, which is three years after the grant date; and (3) PSUs with a target grant date value of $2.25 million that will be issued in accordance with the terms applicable to long-term incentive awards provided to the Company’s eligible employees in 2022. Vesting of the long-term incentive awards are conditioned on Mr. Sadusky’s continued service through each applicable vesting date.

Marco Sala, the Parent’s former CEO, was appointed Executive Chair effective from January 24, 2022. In connection with this new appointment, certain arrangements of Mr. Sala’s service agreement were restructured. These changes are described under “Severance Arrangements” below.

Short-Term Incentive Compensation Plans

The Company's 2022 short-term incentive (“STI”) compensation plans are performance-based and designed to encourage achievement of both short-term financial results and longer-term strategic objectives. The STI plans recognize growth achievement with an opportunity to earn an incentive on the upside, as well as limit the downside potential. Payments under the STI plans were based on the Company's 2022 financial performance and individual Management by Objectives (“MBOs”). The Company's executive officers participated in the same STI plans as other employees during 2022.

Executive Officers STI

For purposes of the STI plans, financial performance was measured based on Consolidated Adjusted EBITDA (“AEBITDA”), Consolidated Adjusted Operating Income ("AOI"), excluding Purchase Price Accounting, and Adjusted Consolidated Net Debt. Executive Officers focused on a specific business unit will have other targeted metrics, such as a Business Unit AOI or Business Unit AEBITDA metric, in lieu of the Consolidated AOI metrics. STI targets as a percentage of base salary are 100% for the CEO, 133% for the Executive Chair, and 70% to 100% for the Company's other executive officers. STI payouts could be adjusted to account for unusually negative or positive financial results due to events outside of the control of the Company's executive officers. All STI objectives had a mix of financial and individual metrics, which is presented in the table below.

Level	Financial Performance	Individual MBO	Financial Metric Mix
Corporate	80%	20%	25% Consolidated AEBITDA	25% Consolidated AOI	30% Net Debt
Global Gaming	80%	20%	20% Consolidated AEBITDA	30% Gaming AEBITDA	10% Net Debt	20% Gaming Gross Margin
Global Lottery	80%	20%	20% Consolidated AEBITDA	50% Lottery AOI	10% Net Debt
PlayDigital	80%	20%	20% Consolidated AEBITDA	30% PlayDigital AEBITDA	10% Net Debt	20% PlayDigital Revenue Growth

All financial objectives were established by the Compensation Committee of the Board for the Executive Chair of the Board and the CEO, and by the Board for the other executive officers, upon recommendation of the Compensation Committee.

Long-Term Incentive Compensation Plans

The Company’s long-term incentive (“LTI”) compensation plan provides for several different types of stock-based awards including stock options, restricted stock and RSUs, both time and performance-based. No options were granted under the LTI plan in 2022.

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

Grants of Performance Share Units (“PSUs”)

PSUs were granted in 2022 that will vest 50% in 2025 and 2026, respectively, based on cumulative performance over the 2022-2024 period and continued service through the vesting dates. The awards provide for full vesting in the event of the participant’s death, and pro rata vesting in the event of disability.

The vesting of the PSUs granted in 2022 is tied to the following performance metrics:
–Cumulative Consolidated Adjusted Free Cash Flow;
–Cumulative Consolidated AEBITDA, Cumulative Global Lottery AEBITDA less Capital Expenditures, or Cumulative Global Gaming AEBITDA less Capital Expenditures, Cumulative PlayDigital AEBITDA less Capital Expenditures, depending on the employee’s respective business unit; and
–Relative Total Shareholder Return (“TSR”) performance against the Russell 3000 Mid Cap Market Index.

AEBITDA and TSR were selected as performance measures to provide a strong focus on profit and alignment to shareholder returns, respectively. Adjusted Free Cash Flow is designed to focus on de-leveraging and reducing the Net Debt. AEBITDA and Adjusted Free Cash Flow performance are independently scored using separate payout curves; the outcomes of which could result in vested shares that are greater than, equal to, or less than the original amount of total target shares. The performance factor is the product of the individual AEBITDA and Adjusted Free Cash Flow payout curves, multiplied by the Relative TSR performance factor.

Actual vesting under the award can range from 0% to 145% of target if all maximum performance targets are met. Financial objectives were established by the Compensation Committee and reviewed by the Board, consistent with the authorization provided by the Company’s shareholders.

The table below sets forth the PSUs granted pursuant to the Company’s compensation plans to its executive officers during 2022.

Name	No. of Shares	Grant Date Fair Value	Vesting Period	Grant Date	Per Share Market Price on Date of Grant
Marco Sala, Executive Chair	81,400	$21.63	2022-2026	May 4, 2022	$22.37
Vincent Sadusky, Chief Executive Officer	91,575	$21.63	2022-2026	May 4, 2022	$22.37
	85,714	$31.39	2022-2025	January 24, 2022	$26.25
Massimiliano Chiara, Chief Financial Officer	81,400	$21.63	2022-2026	May 4, 2022	$22.37
Other Executive Officers	266,586	$21.63	2022-2026	May 4, 2022	$22.37

Vesting of Restricted Share Units (“RSUs”) & Performance Share Units (“PSUs”)

The table below sets forth the RSUs that vested pursuant to the Company’s compensation plans to its executive officers during 2022. No PSUs vested during 2022.

Name	Grant Date	Vest Date	No. of Shares	Vest Date Fair Value
Marco Sala, Executive Chair	November 6, 2020	December 31, 2022	138,754	$22.54
Vincent Sadusky, Chief Executive Officer	May 18, 2021	May 11, 2022	8,810	$20.07
Massimiliano Chiara, Chief Financial Officer	November 6, 2020	December 31, 2022	43,441	$22.54
Other Executive Officers	November 6, 2020	December 31, 2022	177,661	$22.54

PSU performance results

A portion of the compensation included in the equity awards section of the executive compensation table reflects PSUs granted in 2021 where the measurement period for the performance conditions was completed in 2022. Vesting was dependent on performance over two financial years ended on December 31, 2022 and continued service until May 2023 for 50% of the units earned and May 2024 for the remaining 50% of units earned.

	Weighting	Performance % of Target	Payout %
Corporate
Adjusted Free Cash Flow	75%	157%	116%
Consolidated AEBITDA	25%	113%	116%
Relative TSR Modifier		152%	125%
Corporate performance results (% of target)(1)			145%
Corporate total units earned (% of maximum)(2)			100%
Global Lottery
Adjusted Free Cash Flow	35%	157%	116%
Global Lottery AEBITDA less Capital Expenditures	65%	125%	116%
Relative TSR Modifier		152%	125%
Global Lottery performance results (% of target)(1)			145%
Global Lottery total units earned (% of maximum)(2)			100%
Global Gaming
Adjusted Free Cash Flow	35%	157%	116%
Global Gaming AEBITDA less Capital Expenditures	65%	89%	65%
Relative TSR Modifier		152%	125%
Global Gaming performance results (% of target)(1)			104%
Global Gaming total units earned (% of maximum)(2)			72%
(1) The performance results weighted as the product of (a) the Consolidated AEBITDA, Global Lottery AEBITDA less Capital Expenditures, or Global Gaming AEBITDA less Capital Expenditures and Adjusted Free Cash Flow Payment Matrix (116%) multiplied by (b) relative Total Shareholder Return percentile payout (125%).
(2) The maximum number of shares to be earned under the plan is 145% of target.

Amounts accrued for pensions and similar benefits

At December 31, 2022, the total amount accrued by the Company to provide pension, retirement, or similar benefits for its executive officers is $0.2 million.

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

Executive Chair Service and Severance Arrangements

Mr. Sala’s base salary as executive chair of the Board is £434,495 ($525,000) and €210,951 ($225,000) under his service agreements with the Parent (70%) and IGT Lottery S.p.A. (30%), respectively. In connection with his appointment as executive chair, certain arrangements in Mr. Sala’s service agreement with the Parent were restructured.

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

C.        Board Practices

As of February 23, 2023, the Board consists of 12 members who were elected by shareholder vote on May 10, 2022. See “Item 6.A. Directors and Senior Management” above. The term of office of the current Board will expire at the conclusion of the next annual general meeting of the Company. Each director may be re-elected at any subsequent general meeting of shareholders. None of the Parent’s directors have service contracts with the Parent (or any subsidiary) providing for benefits upon termination of employment as a director.

The directors are responsible for the management of the Company’s business, for which purpose they may exercise all of the powers of the Parent whether relating to the management of the business or not. As described above in section “Item 6.A. Directors and Senior Management,” as of February 23, 2023, the Board is comprised of: (i) seven (7) independent directors including James F. McCann, the Vice Chairperson of the Board and Lead Independent Director; and (ii) five (5) non-independent directors including the Parent’s CEO, Vincent Sadusky, the Parent’s CFO, Massimiliano Chiara, the Board’s Executive Chair Marco Sala, Lorenzo Pellicioli, and Marco Drago. Messrs. Drago and Pellicioli are the Chair Emeritus and Chair of the Board, respectively, of De Agostini, the Parent’s controlling shareholder. Mr. Sala also serves on the board as CEO of De Agostini.

The Board has the following committees: (i) an Audit Committee; (ii) a Nominating and Corporate Governance Committee; and (iii) a Compensation Committee. The membership of each committee meets the independence and eligibility requirements of the NYSE and applicable law. The members of each committee are appointed by and serve at the discretion of the Board until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. The chairperson of each committee is appointed by the Board.

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

The Audit Committee is also responsible for oversight of risk assessment and risk management, including with respect to: (i) major financial, compliance, strategic and operational risk exposures (including climate-related and cybersecurity risk); and (ii) for making recommendations to the Board for any changes, amendments, and modifications to the Parent’s ethical codes of practice, such as the Code of Conduct and the Code of Ethics, and promptly disclosing any waivers for directors or executive officers, as required by applicable law.

As part of the review of periodic reports and updates on the organization’s systems and controls, as well as on the Company’s Enterprise Risk Management Program, and in addition to the review of accounting and treasury matters, related party transactions, and financial results and forecasts, the Audit Committee conducts deep dive reviews of risk management activities, including assessing issues affecting the Company, the Company’s principal and emerging risks and uncertainties together with related mitigations, prior to advising and reporting to the Board. The Audit Committee, alongside the Nominating and Corporate Governance Committee, continues to closely oversee and support management’s activities in meeting regulatory climate-related disclosures aligned to the Task Force on Climate-Related Financial Disclosures (TCFD) recommendations.

Since 2022, the Audit Committee also holds dedicated sessions to receive and discuss updates and demonstrations on data protection and cybersecurity and engages with management on the Company’s incident prevention plans and policies, threat-detection measures and prompt response to malicious activity and attacks to ensure the Company is well placed to meet the evolving risks and external threats in this area.

The Audit Committee regularly meets with the external auditor, the CFO, the General Counsel and Internal Audit in separate, closed sessions.

As of February 23, 2023, the Audit Committee consists of Maria Pinelli (chairperson), Alberto Dessy, and Heather J. McGregor. Each member of the Audit Committee must meet the financial literacy requirement, as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. In addition, at least one (1) member of the Audit Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. See “Item 16A. Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial experts.

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
•producing a report of the Parent’s remuneration policy and practices to be included in the Parent’s U.K. annual report and ensuring that it is approved by the Board and put to shareholders for approval at the annual general meeting in accordance with the CA 2006;

•reviewing management recommendations and advising management on broad compensation policies such as salary ranges, deferred compensation, incentive programs, pension, and executive stock plans;
•reviewing and approving goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and reviewing the results of such evaluations with the Board, and setting the CEO’s compensation level based on this evaluation;
•reviewing and approving the compensation, incentive compensation plans and equity-based plans of the Company’s Executive Chair (if any);
•making recommendations to the Board with respect to non-CEO executive officer (excluding the Executive Chair) compensation, incentive compensation plans and equity-based plans that are subject to Board approval;
•monitoring issues associated with succession and management development of the CEO and other senior executives;
•monitoring and assessing performance conditions applicable to any long- and short-term incentive plans adopted by the Company;
•reviewing and recommending the amount of compensation paid to directors for Board and committee service and for serving as the Chairperson of a committee or Chairperson of the Board;
•creating, modifying, amending, terminating, and monitoring compliance with share ownership guidelines for directors and executives of the Company;
•overseeing, reviewing, monitoring, and, where appropriate or required, making recommendations to the Board on human capital management matters, including culture and employee engagement and diversity, equity and inclusion.
•overseeing the design, review, and amendment of the Company’s policies relating to anti-harassment and coercion, as appropriate, and providing oversight of the enforcement of such policies by the Company’s People & Transformation department;
•exercising any discretion or judgment on compensation issues in accordance with the remuneration policies of the Company;
•overseeing, in conjunction with other Board committees delegated with such authority (if any), engagement with investors/shareholders and proxy advisory firms on executive compensation matters; and
•together with the Audit Committee, evaluating risks associated with the Company’s employees and employee-benefit related risks, including the Company’s compensation and benefits policies, plans, and programs and discussing with management procedures to identify and mitigate such risks.
The Compensation Committee also reviews, monitors, and makes recommendations to the Board on talent tracking, development, and retention through customized training and career progression plans, and succession planning. Workplace safety and employee well-being ranked to the level of the Compensation Committee’s attention, especially during the COVID-19-related emergency.

As of February 23, 2023, the Compensation Committee consists of Gianmario Tondato da Ruos (chairperson), Alberto Dessy, and Samantha Ravich.

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
•periodically reviewing the size, composition (including diversity), and leadership of the Board and committees thereof and recommending any proposed changes to the Board;
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
•assisting the Parent in making the periodic disclosures related to the Nominating and Corporate Governance Committee and required by rules issued or enforced by the SEC, the CA 2006, and any other rules and regulations of applicable law;
•periodically reviewing and making recommendations to the Board concerning CEO emergency succession plans;
•giving due consideration to the Parent’s legal obligations in the context of nominations and corporate governance, including any changes in applicable law and to recommendations and associated guidance from advisors, professional bodies, and proxy advisory firms;
•overseeing the Company’s strategy on sustainability and monitoring implementation of the Company’s sustainability program, including review of the Company’s public disclosures regarding environmental, social, and governance matters; and
•overseeing, in conjunction with other Board committees delegated with such authority (if any), engagement with investors/shareholders and proxy advisory firms on environmental, social, and governance matters.

The Nominating and Corporate Governance Committee periodically reviews: (i) the size, composition (including from a personal and professional diversity standpoint), working and leadership of the Board and its committees; and (ii) key attributes of directors (including eligibility, independence, and Audit Committee members’ financial literacy/expertise) to detect any gaps against market benchmarks — including the U.S. Spencer Stuart Board Index and S&P MidCap 400 Index — and suggest adjustments, where appropriate. The Nominating and Corporate Governance Committee also reviews proposed shareholder resolutions, proxy advisor guidelines and voting recommendations, as well as voting results, and oversees IGT’s global sustainability plan and its integration into business plans.

As of February 23, 2023, the Nominating and Corporate Governance Committee consists of James McCann (chairperson), Ashley M. Hunter and Samantha Ravich.

The charters for each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee are available at www.igt.com; information contained thereon, including each committee charter, is not included in, or incorporated by reference into, this annual report on Form 20-F.

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

D.        Employees

As of December 31, 2022, IGT conducted business in more than 100 jurisdictions around the world and had 10,786 employees. The Company believes that its relationship with its employees is generally satisfactory. Most of the IGT PLC’s employees are not represented by any labor union. However, labor agreements are common in some countries around the world, and the Company recognizes such arrangements and works closely with the applicable work councils. Relations with the Company’s mid-level employees and production workers in Italy are subject to Italy’s national collective bargaining agreement for the metalworks industry. Relations with the Company’s executives in Italy are subject to the national collective bargaining agreement for executives in the industry companies producing services (CCNL Dirigenti Industria). During the last four (4) years, IGT has not experienced any strike that significantly influenced its business activities. In the United States, two (2) bargaining units, totaling less than 100 employees, have elected representation by third-party union organizations. Collective bargaining agreements are in place with both.

The Company is operated under three (3) business segments supported by central corporate support functions.

Human Capital

IGT recognizes human capital development as a critical strategic process, and the Company actively builds employee skills and capabilities in an agile and outcome-focused way. The Company provides well-structured and competitive reward and benefit packages that ensure its ability to attract and retain the employees needed to successfully run the business. IGT invests in training and career development opportunities to support its employees in their careers. The Company also strives to create a fair and inclusive culture that values unity, diversity, and belonging in its people, players, customers, and communities.

Career development is a partnership between each employee, their manager, and the Company and requires a conscious choice to grow and stretch individual capabilities and further a professional career. Employees and managers have a responsibility to drive their individual growth and development, with IGT providing the resources necessary to achieve these goals. New capabilities are developed by means of learning experiences, specific trainings, and through relationships/connections with others via coaching, mentoring, and feedback. Individual Development Plans, aligned to personal growth goals and business objectives, enable employees to develop the most needed skills to reach individual goals. To support development, IGT has designed up-skilling and re-skilling plans to ensure people’s employability and to keep the Company competitive in the market.

Diversity, Equity, and Inclusion

IGT understands that the varying backgrounds, experiences, and perspectives of its employees should reflect its global customers and the local communities where the Company operates. Diversity must be supported by a fair and inclusive culture that enables all employees to feel valued, respected, engaged, and empowered to contribute to the business.

The Company established the Office of Diversity, Equity, & Inclusion (“DE&I”) to guide strategic DE&I initiatives and ensure that these topics continue to stay in focus and are embedded throughout the Company’s business processes.

Employees by Segment

	At December 31,
	2022	2021	2020
Global Lottery	4,166	4,404	4,388
Global Gaming	4,410	4,258	4,827
PlayDigital	745	435	409
Corporate and Other	1,465	1,389	1,424
	10,786	10,486	11,048

The Company maintains three (3) primary business segments: Global Lottery; Global Gaming; and PlayDigital. The table above recasts the prior period employee information to conform to the current year presentation.

The employee metrics presented below do not include employee information related to the July 1, 2022 acquisition of iSoftBet.

•The Company had 101, 93, and 15 interns and temporary employees at December 31, 2022, 2021, and 2020, respectively.

•As of December 31, 2022, the proportion of women among permanent employees was 31.50% and 21.70% of employees with the title of vice president or higher were female.

•In 2022, 1,109 employees left the Company voluntarily. The staff voluntary attrition rate was 10.50%, compared to 10.80% in 2021 and 6.7% in 2020. Additionally, 369 employees had their employment involuntarily terminated, 136 of which were workforce reductions.

E.        Share Ownership

Executive Stock Ownership Requirements

On July 28, 2015, the Board approved share ownership guidelines for Senior Vice Presidents and above. These executive share ownership guidelines were most recently amended on November 2, 2022. Below is a summary of the guidelines.

Policy Effective Date:	July 28, 2015
Stock Ownership Guidelines apply to:	Share plans starting in 2015 Any award vesting after the Policy Effective Date Unvested Options as of the Policy Effective Date
Covered Executives:	Executive Chair CEO Business Unit CEOs and Executive Vice Presidents Senior Vice Presidents
Ownership Requirement Multiple of Base Salary:	Executive Chair 5x CEO - 5x Business Unit CEOs and Executive Vice Presidents - 3x Senior Vice Presidents reporting to the CEO - 1x Senior Vice Presidents not reporting to the CEO - 0.5x
Shares Included in Ownership:
All shares beneficially owned regardless of whether they are from a plan of the Parent or any of its predecessor companies (a “Legacy Plan”) or purchased on the market; and
Vested shares held in a trust to benefit the executive or family members
Shares under the legacy GTECH plans where vesting has been determined (earned) but shares have not been released.
Note that Unearned Performance Shares do not count towards the Stock Ownership Guidelines until earned. (i.e., Performance Factor has not been determined/applied)

Legacy Plan Holding Requirements:	Holding requirements stated in Legacy Plans are still in effect, in addition to the new Stock Ownership Guidelines
Additional Holding Requirement - Not in Compliance with Stock Ownership Requirements*:	50% of after tax options or shares that vest or are exercised after the effective date of the Stock Ownership Guidelines
Additional Holding Requirement - In Compliance with Stock Ownership Requirements*:	20% of after tax options or shares that are exercised or vest for a period of 3 years following the exercise or vest date
Executive Directors	Each Executive Director must hold all net settled shares received under a plan of the Parent for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided the relevant director meets his/her holding requirements under the Guidelines.
Executive Director Post-Employment Holding Requirement	Each Executive Director must hold a number of shares equal to (i) the lower of the target level and the actual shareholding immediately prior to departure for one year from cessation of employment, and (ii) the lower of 50% of the target level and the actual shareholding at the start of the second year post-departure from the first anniversary through the second anniversary of cessation of employment.
*Additional Holding Requirement only applicable to Covered Executives who are not Executive Directors.

Director Stock Ownership Requirements

Beginning November 10, 2020 (or five years after joining the Board if such date is subsequent to November 10, 2020), each non-executive director is expected to hold, for as long as they remain on the Board, ordinary shares of the Parent that have a fair market value equal to at least three (3) times the base annual retainer amount then in effect for non-executive directors. The current base annual retainer amount is $100,000. Non-compliant non-executive directors are prohibited from selling shares of the Parent until they have met their applicable target level of share ownership, excluding any shares sold to cover any applicable tax withholding requirements or the exercise price of any share options.

The following table sets forth information, as of February 23, 2023, regarding the beneficial ownership of the Parent’s ordinary shares, including:

•each member of the Board;
•each executive officer and senior consultant of the Parent; and
•all members of the Board, executive officers, and senior consultant, taken together.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, the Parent believes that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares of the Parent shown as beneficially owned by that shareholder. Percentage of beneficial ownership is based on approximately 199.7 million ordinary shares (excluding treasury shares) of the Parent outstanding as of February 23, 2023.

Name of Beneficial Owner	Number of Ordinary Shares	Number of Ordinary Shares issuable upon vest within 60 days	Percentage(1)
Directors:
Marco Sala	1,131,298	—	0.57
Vincent L. Sadusky	82,468	—	0.04
James F. McCann	76,271	—	0.04
Massimiliano Chiara	49,607	—	0.02
Alberto Dessy	62,521	—	0.03
Marco Drago	75,800	—	0.04
Ashley M. Hunter	2,326	—	Less than 0.005
Heather J. McGregor	33,412	—	0.02
Lorenzo Pellicioli	156,616	—	0.08
Maria Pinelli	2,326	—	Less than 0.005
Samantha F. Ravich	31,433	—	0.02
Gianmario Tondato Da Ruos	48,884	—	0.02
Non-Director Executive Officers:
Renato Ascoli	276,224	—	0.14
Fabio Cairoli	110,419	—	0.06
Fabio Celadon	41,052	—	0.02
Dorothy Costa	18,445	—	0.01
Enrico Drago	20,643	—	0.01
Scott Gunn	25,636	—	0.01
Wendy Montgomery	15,474	—	0.01
Timothy M. Rishton	21,946	—	0.01
Christopher Spears	26,462	—	0.01
	2,309,263	—	1.16
(1) Any securities not outstanding that are subject to options or conversion privileges exercisable within 60 days of February 23, 2023 are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by any person holding such securities and by all Board members and executive officers as a group, but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other individual person. Except where noted, percentages have been rounded to the nearest hundredth.

The table below sets forth the options on the Parent’s ordinary shares granted to Mr. Sala that were outstanding as of February 23, 2023. As of such date, no executive officer other than Mr. Sala held outstanding options. Further, none of the directors held outstanding options, other than Mr. Sala. For each of the option grants listed below, the options are exercisable for ordinary shares of the Parent, and there is no purchase price applicable to the options other than the exercise price indicated below.

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
For a further discussion of stock-based employee compensation, please see “Notes to the Consolidated Financial Statements—23. Stock-Based Compensation” included in “Item 18. Financial Statements”.

Item 7.        Major Shareholders and Related Party Transactions

A.        Major Shareholders

At February 23, 2023, the Parent’s outstanding capital stock consisted of 199,683,935 ordinary shares having a nominal value of $0.10 per share, 206,557,131 Special Voting Shares of $0.000001 each, and 50,000 sterling non-voting shares of £1.00 each, held by Intertrust Corporate Services (UK) Limited. Each ordinary share carries one (1) vote and each special voting share carries 0.9995 votes.

The following table sets forth information with respect to beneficial ownership of the Parent’s ordinary shares by persons known by the Parent to beneficially own 5% or more of voting rights as a result of their ownership of ordinary shares and election to exercise the votes of Special Voting Shares by placing the associated ordinary shares on the Loyalty Register as of February 23, 2023.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percent of Ordinary Shares Owned(1)	Number of Ordinary Shares on the Loyalty Register	Percent of Total Voting Power(1)
De Agostini S.p.A.	89,922,324	45.03%	85,422,324	61.50%
(1) Excluding treasury shares.

At February 23, 2023, B&D Holding S.p.A. (“B&D Holding”) owned 59.80% of De Agostini. Marco Drago is the President and a director of B&D Holding, and Lorenzo Pellicioli is a director of B&D Holding. B&D Holding is in turn owned by members of the Boroli and Drago families.

Significant Changes in Ownership

On May 22, 2018, De Agostini entered into a variable forward transaction (the “Variable Forward Transaction”) with Credit Suisse International (subsequently assigned to Credit Suisse Bank (Europe) S.A. (formerly known as Credit Suisse Securities, Socieded de Valores, S.A.)) (“Credit Suisse”) relating to 18 million of the Company’s ordinary shares owned by De Agostini (the “Variable Forward Transaction Shares”). As part of the Variable Forward Transaction and to hedge its exposure, Credit Suisse (or its affiliates) borrowed approximately 13.2 million of the Company’s ordinary shares from third-party stock lenders and subsequently sold such ordinary shares in an underwritten public offering through Credit Suisse Securities (USA) LLC, acting as the underwriter, pursuant to an automatically effective registration statement on Form F-3 (including a base prospectus) filed by the Company with the SEC on May 21, 2018.

De Agostini elected, effective as of May 25, 2018, to place all of its owned ordinary shares, including the Variable Forward Transaction Shares, on the Loyalty Register, thereby gaining the power to exercise the votes of the related Special Voting Shares. In April 2020, De Agostini pledged the Variable Forward Transaction Shares to Credit Suisse as part of the Variable Forward Transaction and, as a result, removed the Variable Forward Transaction Shares from the Loyalty Register. As of February 23, 2023, no other shareholder has elected to place any ordinary shares on the Loyalty Register. For more information regarding the Special Voting Shares and the Loyalty Register, please see “Loyalty Plan” under “Item 10.B Memorandum and Articles of Association.”

Credit Suisse has, in the event of a De Agostini default of similar enforcement event under the pledge, the right to vote or direct the vote and dispose of or direct the disposition of the Variable Forward Transaction Shares, but not to direct the votes of the related Special Voting Shares unless Credit Suisse subsequently elects to place such shares on the Loyalty Register in accordance with the terms of the Loyalty Plan.

The Variable Forward Transaction is equally divided into four tranches, with each tranche settled at De Agostini’s election either: (i) in cash; or (ii) by physical delivery of shares, subject to certain conditions. On March 17, 2022, De Agostini elected to settle the first tranche of the Variable Forward Transaction through physical delivery of 4.5 million ordinary shares to Credit Suisse, which were delivered in 20 equal increments over a settlement period completed on May 25, 2022. On November 28, 2022, De Agostini completed the second tranche of the Variable Forward Transaction through physical delivery of 4.5 million ordinary shares to Credit Suisse. Settlement for the remaining two tranches is scheduled to end in May 2023 and November 2023, respectively.

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

Additional Share Information

The Parent’s ordinary shares are listed on the NYSE under the symbol “IGT” and can be traded in U.S. dollars. The Parent’s ordinary shares may be held in the following two ways:

•beneficial interests in the Parent’s ordinary shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee; and
•in certificated form.

All of the Parent’s ordinary shares are held on the U.S. registry. At February 23, 2023, there were 166 record holders in the U.S. holding approximately 97.74% of the Parent’s outstanding ordinary shares, including ordinary shares held by Cede & Co., the nominee for DTC. Ordinary shares held through DTC may be beneficially owned by holders within or outside of the U.S. The shares held by De Agostini are beneficially owned by an entity organized under the laws of Italy. At February 23, 2023, there were 85,422,324 Special Voting Shares of the Parent outstanding, which are all held by Computershare Company Nominees Limited in its capacity as the nominee appointed by the Parent to hold the Special Voting Shares under the terms of the Parent’s Loyalty Plan.

The Parent’s Special Voting Shares are not listed on the NYSE and will be transferable only in very limited circumstances. For more information regarding the Special Voting Shares, please see “Item 10.B Memorandum and Articles of Association—Loyalty Plan.”

B.        Related Party Transactions

The Company engages in business transactions with certain related parties, which include: (i) entities and individuals capable of exercising control, joint control, or significant influence over the Company; (ii) De Agostini or entities directly or indirectly controlled by De Agostini; and (iii) unconsolidated subsidiaries or joint ventures of the Company. Members of the Parent’s Board of Directors, executives with authority for planning, directing, and controlling the activities of the Company and such Directors’ and executives’ close family members are also considered related parties.

Amounts receivable from De Agostini and subsidiaries of De Agostini (the “De Agostini Group”) are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of the Company’s Italian subsidiaries had a corporate income tax unit agreement, and in some cases, a Group VAT (value-added tax) agreement, with De Agostini pursuant to which De Agostini consolidated certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority. The corporate income tax unit agreements terminated effective January 1, 2022 and the Group VAT agreements terminated on December 31, 2022. Tax-related receivables from De Agostini were $0.4 million and $4 million at December 31, 2022 and 2021, respectively. Tax-related payables to De Agostini were $3 million and $3 million at December 31, 2022 and 2021, respectively.

The Company generally carries out transactions with related parties on commercial terms that are normal in their respective markets, considering the characteristics of the goods or services involved. For a further discussion of transactions with related parties, including transactions with De Agostini and companies in which we have strategic investments that develop software, hardware, and other technologies or provide services supporting the Company’s technologies, please see “Notes to the Consolidated Financial Statements—25. Related Party Transactions” included in “Item 18. Financial Statements”.

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

B.        Significant Changes

No significant changes have occurred since December 31, 2022, the date of the financial statements included in this annual report on Form 20-F, other than those referenced in Notes to the Consolidated Financial Statements—15. Debt within “Item 18. Financial Statements.”

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

The Parent’s board of directors (the “Board”)

Directors’ interests

Except as otherwise provided in the Articles, a director may not vote on or be counted in the quorum in relation to a resolution of the directors or committee of the directors concerning a matter where they have a direct or indirect interest which is, to their knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Parent), but this prohibition does not apply to any interest arising only because a resolution concerns any of the following matters:

•the giving of a guarantee, security, or indemnity in respect of money lent or obligations incurred by the director or any other person at the request of or for the benefit of the Parent or any of its subsidiary undertakings;

•the giving of a guarantee, security, or indemnity in respect of a debt or obligation of the Parent or any of its subsidiary undertakings for which the director has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

•a transaction or arrangement concerning an offer of shares, debentures, or other securities of the Parent or any of its subsidiary undertakings for subscription or purchase, in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

•a transaction or arrangement to which the Parent is or is to be a party concerning another company (including a subsidiary undertaking of the Parent) in which the director or any person connected with them is interested (directly or indirectly) whether as an officer, shareholder, creditor, or otherwise (a “relevant company”), if the director and any persons connected with them do not to their knowledge hold an interest in shares (as that term is used in Sections 820 to 825 of the CA 2006) representing 1% or more of either any class of the equity share capital (excluding any share of that class held as treasury shares) in the relevant company or of the voting rights available to members of the relevant company;

•a transaction or arrangement for the benefit of the employees of the Parent or any of its subsidiary undertakings (including any pension fund or retirement, death or disability scheme) which does not award the director a privilege or benefit not generally awarded to the employees to whom it relates; or

•a transaction or arrangement concerning the purchase or maintenance of any insurance policy for the benefit of directors or for the benefit of persons including directors.

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

Classes of shares

The Parent has three (3) classes of shares in issue. This includes ordinary shares of U.S. $0.10 each; Special Voting Shares of U.S. $0.000001 each; and sterling non-voting shares of £1.00 each (the “Sterling Non-Voting Shares”).

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

1.On a show of hands,

a.the shareholder of the Parent who (being an individual) is present in person or (being a corporation) is present by a duly authorized corporate representative at a general meeting of the Parent will have one vote; and

b.every person present who has been appointed by a shareholder as a proxy will have one vote, except where:

i.that proxy has been appointed by more than one shareholder entitled to vote on the resolution; and

ii.the proxy has been instructed:

A.by one or more of those shareholders to vote for the resolution and by one or more of those shareholders to vote against the resolution; or

B.by one or more of those shareholders to vote in the same way on the resolution (whether for or against) and one or more of those shareholders has permitted the proxy discretion as to how to vote,

in which case, the proxy has one vote for and one vote against the resolution.

2.     On a poll taken at a meeting, every shareholder present and entitled to vote on the resolution has one vote for every     ordinary share of the Parent where they are the holder, and 0.9995 votes for every Special Voting Share where they are entitled under the terms of the Parent’s loyalty voting structure to direct the exercise of the vote.

Under the Articles, a poll on a resolution may be demanded by the chairperson, the directors, five (5) or more people having the right to vote on the resolution, or a shareholder or shareholders (or their duly appointed proxies) having not less than 10% of either the total voting rights or the total paid up share capital. Once a resolution is declared, such persons may demand the poll both in advance of, and during, a general meeting, either before or immediately after a show of hands on such resolution.

In the case of joint holders, only the vote of the senior holder who votes (or any proxy duly appointed by him) may be counted by the Parent.

The necessary quorum for a general shareholder meeting is the shareholders who together represent at least a majority of the voting rights of all the shareholders entitled to vote at the meeting, present in person or by proxy, save that if the Parent only has one (1) shareholder entitled to attend and vote at the general meeting, one (1) shareholder present in person or by proxy at the meeting and entitled to vote is a quorum.

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

Discriminating provisions

There are no provisions discriminating against a shareholder because of their ownership of a particular number of shares.

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

A resolution to vary any class rights relating to the giving, variation, revocation, or renewal of any authority of the directors to allot shares or relating to a reduction of the Parent’s capital may only be varied or abrogated in accordance with the CA 2006 but not otherwise.

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

An annual general meeting must be called by not less than 21 clear days’ notice (i.e., excluding the date of receipt or deemed receipt of the notice and the date of the meeting itself). All other general meetings will be called by not less than 14 clear days’ notice. A general meeting may be called by shorter notice if it is agreed to by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving that right. At least seven (7) clear days’ notice is required for any meeting adjourned for 28 days or more or for an indefinite period.

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

Disclosure of ownership interests in shares

Under the Articles, shareholders must comply with the notification obligations to the Parent contained in Chapter 5 (Vote Holder and Issuer Notification Rules) of the Disclosure Guidance and Transparency Rules (“DTR”) (including, without limitation, the provisions of DTR 5.1.2) as if the Parent were an issuer whose home member state is in the United Kingdom, save that the obligation arises if the percentage of voting rights reaches, exceeds, or falls below 1% and each one (1) percent threshold thereafter (up or down) up to 100%. In effect, this means that a shareholder must notify the Parent if the percentage of voting rights in the Parent it holds reaches 1% and crosses any one (1) percent threshold thereafter (up or down).

Section 793 of the CA 2006 gives the Parent the power to require persons whom it knows have, or whom it has reasonable cause to believe have, or within the previous three (3) years have had, any ownership interest in any shares of the Parent to disclose specified information regarding those shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information) after the date the notice is sent can result in criminal or civil sanctions being imposed against the person in default.

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

Changes in share capital

The Articles authorize the Company to allot (with or without conferring rights of renunciation), issue, grant options over or otherwise deal with or dispose of shares in the capital of the Company and to grant rights to subscribe for, or to convert any security into, shares in the capital of the Company to such persons, at such times and upon such terms as the directors may decide, provided that no share may be issued at a discount. Pursuant to a shareholder resolution passed on May 10, 2022, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on August 9, 2023, directors are authorized to:

(i)     allot ordinary shares in the Parent, or to grant rights to subscribe for or to convert or exchange any security into shares in the Parent, up to an aggregate nominal amount (i.e., par value) of U.S. $6,779,597.80 and up to a further aggregate nominal amount of U.S. $6,779,597.80 where the allotment is in connection with an offer by way of a rights issue;

(ii)     allot Special Voting Shares and to grant rights to subscribe for, or to convert any security into, Special Voting Shares, up to a maximum aggregate nominal amount of $135.60; and

(iii)    exclude pre-emption rights: first, in relation to offers of equity securities by way of rights issue; second, in relation to the allotment of equity securities for cash up to an aggregate nominal amount (i.e., par value) of U.S. $1,016,939.70; and third, in relation to an acquisition or other capital investment up to an aggregate nominal amount (i.e., par value) of U.S. $1,016,939.70.

These provisions are more restrictive than required under English law which does not prescribe a limit for the maximum amounts for allotment of shares or exclusion of pre-emption rights.

Pursuant to a shareholder resolution passed on May 10, 2022, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on November 9, 2023, the Parent is authorized to purchase its own ordinary shares on the terms of the share repurchase contracts approved by the shareholders, provided that:

(i) the maximum aggregate number of the Parent’s ordinary shares authorized to be purchased equals 20,338,793, representing 10% of the total then issued ordinary shares;

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

Participation in the Loyalty Plan

In order to become entitled to elect to participate in the Loyalty Plan, a person must maintain ownership in accordance with the Loyalty Plan for a continuous period of three (3) years or more (an “Eligible Person”).

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

Voting arrangements

The Nominee will exercise the votes attaching to the Special Voting Shares held by it from time to time at a general meeting or a class meeting: (a) in respect of any Special Voting Shares associated with ordinary shares held by an Eligible Person, in the same manner as the Eligible Person exercises the votes attaching to those IGT ordinary shares; and (b) in respect of all other Special Voting Shares, in the same percentage as the outcome of the vote of any general meeting (taking into account any votes exercised pursuant to (a) above).

The proxy or voting instruction form in respect of an Eligible Person’s ordinary shares will contain an instruction and authorization in favor of the Nominee to exercise the votes attaching to the Special Voting Shares associated with those ordinary shares in the same manner as that Eligible Person exercises the votes attaching to those ordinary shares.

Transfer or withdrawal

If, at any time and for any reason, one (1) or more ordinary shares are de-registered from the Loyalty Register, or any ordinary shares held by an Eligible Person on the Loyalty Register are sold, disposed of, transferred (other than with the benefit of a waiver in respect of certain permitted transfers), pledged or subjected to any lien, fixed or floating charge or other encumbrance, the Special Voting Shares associated with those ordinary shares will cease to confer on the Eligible Person any voting rights (or any other rights) in connection with those Special Voting Shares and such person will cease to be an Eligible Person in respect of those Special Voting Shares.

A shareholder may request the de-registration of their ordinary shares from the Loyalty Register at any time by submitting a validly completed Withdrawal Form to the Agent. The Agent will release the ordinary shares from the Loyalty Register within three (3) business days thereafter. Upon de-registration from the Loyalty Register, such ordinary shares will be freely transferable. From the date on which the Withdrawal Form is processed by the Agent, the relevant shareholder will be considered to have waived their rights in respect of the relevant Special Voting Shares.

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

C.        Material Contracts

Share Sale and Purchase Agreement with PostePay S.p.A. – Patrimonio Destinato IMEL

On September 14, 2022, the Company completed the sale of 100% of the share capital of Lis Holding S.p.A., a wholly owned subsidiary of IGT Lottery S.p.A. that conducted the Company’s Italian commercial services business, to PostePay S.p.A. – Patrimonio Destinato IMEL, for a purchase price of €700 million. The consideration received, net of €198 million cash and restricted cash transferred and €23 million of selling costs, was €479 million and resulted in a pre-tax gain on sale of $278 million, ($276 million net of tax).

Observer Agreement with De Agostini

On May 16, 2018, the Parent’s directors approved the observer agreement (the “Observer Agreement”) between De Agostini and the Company permitting De Agostini to appoint an observer to attend meetings of the Parent’s directors. On November 15, 2021, the Observer Agreement was renewed for a new two (2) year term and Paolo Ceretti, a former director of the Parent, acknowledged and agreed to his renewed appointment by De Agostini as an observer pursuant to the terms of the Observer Agreement. On May 5, 2022, the Board approved the appointment of Alessandro Vergottini, effective upon the conclusion of the Company’s Annual General Meeting on May 10, 2022, to replace Paolo Ceretti, as an observer under the Observer Agreement. Mr. Vergottini serves as the Chief Financial Officer of De Agostini. Unless renewed, the Observer Agreement is set to expire following the meeting of the Parent’s directors at which the financial results for the third quarter of 2023 are reviewed.

Related Party Agreements

For a discussion of the Company’s related party transactions, including additional transactions with De Agostini, please see “Notes to the Consolidated Financial Statements—25. Related Party Transactions” included in “Item 18. Financial Statements”.

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
•an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust if: (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (2) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

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

While the tax consequences of the receipt, ownership, and loss of entitlement to instruct the nominee on how to vote in respect of Special Voting Shares are unclear, such receipt, ownership, and loss is not expected to constitute a separate transaction from ownership of the ordinary shares for U.S. federal income tax purposes. As such, neither the receipt of the Special Voting Shares nor the loss of entitlement to instruct the nominee on how to vote the Special Voting Shares is expected to give rise to a taxable event for U.S. federal income tax purposes.

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

U.K. resident individual shareholders

All dividends received by an individual shareholder from the Parent or from other sources will form part of that shareholder’s total income for income tax purposes and will constitute the top slice of that income. For the tax year 2022/2023, the extent that the dividends they receive (whether from the Parent or other companies) exceed the tax free dividend allowance (£2,000 for the tax year 2022/2023, which (under current proposals) will decrease to £1,000 from April 6, 2023 and £500 from April 6, 2024), they are taxed on such dividends at either 8.75% (to the extent shareholders are liable to tax only at the basic rate), 33.75% (to the extent shareholders are liable to pay tax at the higher rate) or 39.35% (to the extent shareholders are liable to pay tax at the additional rate). It is expected that the dividend tax rate will remain at the current rates from April 6, 2023.

U.K. resident corporate shareholders

A corporate shareholder resident in the U.K. for tax purposes which is a “small company” for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 will not be subject to U.K. corporation tax on any dividend received from the Parent provided that certain conditions are met (including an anti-avoidance condition).

Other corporate shareholders resident in the U.K. for tax purposes will not be subject to U.K. corporation tax on any dividend received from the Parent so long as the dividends fall within an exempt class and certain conditions are met. For example, (i) dividends paid on ordinary shares that are not redeemable and do not carry any present or future preferential rights to dividends or to a company’s assets on its winding up; and (ii) dividends paid to a person holding less than a 10% interest in the Parent should generally fall within an exempt class. However, the exemptions mentioned above are not comprehensive and are subject to anti-avoidance rules.

If the conditions for exemption are not met or cease to be satisfied, if anti-avoidance provisions apply, or if such a corporate shareholder elects an otherwise exempt dividend to be taxable, the shareholder will be subject to U.K. corporation tax on dividends received from the Parent, at the rate of corporation tax applicable to that corporate shareholder (currently, 19%, which (under current proposals) will increase to 25% from April 2023).

Non-U.K. resident shareholders

A shareholder resident outside the U.K. for tax purposes and who holds the Parent’s ordinary shares as investments will not generally be liable to tax in the U.K. on any dividend received from the Parent unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate holder of ordinary shares where the dividend exemption does not apply, through a permanent establishment) to which the ordinary shares are attributable. There are certain exceptions for trading in the U.K. through independent agents, such as some brokers and investment managers.

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

If an individual shareholder becomes liable to U.K. capital gains tax on the disposal of the Parent’s ordinary shares, the applicable rate (for the tax year 2022/2023) will be either 10% to the extent shareholders are liable to tax only at the basic rate or 20% (to the extent shareholders are liable to pay tax at the higher rate or the additional rate), respectively (save in some limited circumstances).

If a corporate shareholder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ordinary shares, the main rate of U.K. corporation tax (currently at a rate of 19%, which (under current proposals) will increase to 25% from April 2023) would apply, subject to any exemptions, reliefs and/or allowable losses. A shareholder which is not resident in the U.K. for tax purposes should not normally be liable to U.K. taxation on chargeable gains on a disposal or deemed disposal of the Parent’s ordinary shares unless the person is carrying on (whether solely or in a partnership) a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate holder of ordinary shares, through a permanent establishment) to which the ordinary shares are attributable. However, an individual shareholder who has ceased to be resident in the U.K. for the purposes of a double taxation treaty for a period of less than five (5) years (and had sole U.K. resident for at least four (4) out of the seven (7) tax years immediately prior to his year of departure) and who disposes of the Parent’s ordinary shares during that period of temporary non-residence may be liable on his return to the U.K. (or upon ceasing to be regarded as resident outside the U.K. for purposes of double taxation relief) to U.K. taxation on any capital gain realized (subject to any available exemption or relief).

Diverted Profits Tax

The U.K. diverted profits tax (“DPT”) is separate from U.K. corporation tax and is charged at a (currently) higher rate of 25% (subject to certain limited exceptions). The rate of DPT will increase from 25% to 31% from April 1, 2023. It is an anti-avoidance measure aimed at protecting the U.K. tax base against the artificial diversion of profits that are being earned by activities carried out in the U.K. but which are not otherwise being taxed in the U.K., in particular as a result of arrangements amongst companies in the same multinational group. The U.K.’s network of double tax treaties does not offer protection from a DPT charge. In the event that the rules apply to certain arrangements, then upfront payment of HMRC’s estimate of the deemed tax liability may be required. If any of our U.K. or non-U.K. companies is liable for DPT as a result of intra-group arrangements, this could have a material adverse effect on the Company’s and/or the Parent’s results.

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

F.        Dividends and Paying Agents

Not applicable.

G.        Statement by Experts

Not applicable.

H.        Documents on Display

The Parent files reports, including annual reports on Form 20-F, furnishes current reports on Form 6-K, and discloses other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be accessed by visiting the SEC’s website at www.sec.gov.

I.        Subsidiary Information

Not applicable
J.        Annual Report to Security Holders

Not applicable.

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

At December 31, 2022 and 2021, approximately 20% and 18% of the Company’s Net debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Euro Term Loan Facilities due January 2027. At December 31, 2022 and December 31, 2021, the Company no longer held any interest rate swaps.

A hypothetical 10 basis points increase in interest rates for 2022 and 2021, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $1 million.

Costs to Fund Jackpot Liabilities

Fluctuations in prime, treasury, and agency rates due to changes in market and other economic conditions directly impact the Company’s cost to fund jackpots and corresponding gaming operating income. If interest rates decline, jackpot cost increases and operating income decreases. The Company estimates a hypothetical decline of one percentage point in applicable interest rates would have reduced operating income by approximately $7 million in 2022 and 2021. The Company does not manage this exposure with derivative financial instruments.

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

The principal foreign currency to which the Company is exposed is the euro. A hypothetical 10% decrease in the year end U.S. dollar to euro exchange rate, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $120 million and $28 million for December 31, 2022 and 2021, respectively. Our euro exposure primarily arises from euro denominated long-term debt. Based on our long-term forecast, the Company undertakes to match and maintain the mix of euro denominated debt to the mix of euro sourced EBITDA.

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

At December 31, 2022, the Company had forward contracts for the sale of approximately $103 million of foreign currency (primarily British pounds, Australian dollar, and Colombian peso) and the purchase of approximately $204 million of foreign currency (primarily U.S. dollar, British pounds, Chilean peso, and euro).

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

The Company’s foreign currency exposure primarily arises from changes between the U.S. dollar and the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have increased equity by $29 million and $97 million for 2022 and 2021, respectively.

Item 12.        Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.        Defaults, Dividend Arrearages, and Delinquencies

None.

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

See the description of the Loyalty Plan in “Item 10. Additional Information—B. Memorandum and Articles of Association—Loyalty Plan.”

Item 15.        Controls and Procedures

Disclosure Controls and Procedures

IGT management maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the Company’s reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized, and reported within time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating its disclosure controls and procedures, IGT recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as the Company’s are designed to do.
As required by Rule 13a-15(b) under the Exchange Act, an evaluation of the effectiveness of the IGT’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2022 was conducted under the supervision and with the participation of its management including its CEO and CFO. Based on this evaluation, its CEO and CFO concluded that its disclosure controls and procedures were effective as of December 31, 2022 at a reasonable assurance level.

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
IGT’s internal control over financial reporting includes those policies and procedures that:

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
IGT’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2022 based upon the framework presented in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022.

IGT’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 as stated in their report appearing in “Report of Independent Registered Public Accounting Firm” included in “Item 18. Financial Statements.”

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.        Audit Committee Financial Expert

The Parent’s Board of Directors has determined that Maria Pinelli, chairperson of the Audit Committee, and Alberto Dessy and Heather McGregor, both members of the Audit Committee, are each an audit committee financial expert. Each of Ms. Pinelli, Mr. Dessy and Ms. McGregor is an independent director under the NYSE standards.

Item 16B.        Code of Ethics

IGT has adopted a Code of Ethics for Principal Executive Officer and Senior Financial Officers, which is applicable to its principal executive officer, principal financial officer, the principal accounting officer and controller, and any persons performing similar functions. The Code of Ethics was most recently amended in November 2020 to expressly permit persons reporting violations of the code to bring instances of retaliation, harassment or retribution to the attention of the Audit Committee, in addition to the Board of Directors. This code of ethics is posted on its website, www.igt.com, and may be found as follows: from the main page, first click on “Explore IGT” and then on “Investor Relations” and then on “ESG” and then on “Governance Documents.” The information contained on the Company’s website is not included in, or incorporated by reference into, this annual report on Form 20-F.

Item 16C.        Principal Accountant Fees and Services

PricewaterhouseCoopers LLP (“PwC US”) has been serving as the Company’s independent auditor since 2015.

Aggregate fees for professional services and other services rendered by PwC US and its foreign entities belonging to the PwC network in 2022 and 2021 were as follows:

	For the year ended December 31,
($ in thousands)	2022	2021
Audit fees	9,520	9,482
Audit-related fees	569	431
Tax fees	1,326	677
All other fees	498	140
	11,913	10,730

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

Item 16D.        Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 15, 2021, the Parent’s Board of Directors authorized a share repurchase program pursuant to which the Company may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. The share repurchase program was publicly announced on November 16, 2021. At the Parent’s 2022 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 20,338,793 of the Parent’s ordinary shares. This authority remains valid until November 9, 2023, unless previously revoked, varied, or renewed at the Parent’s 2023 annual general meeting.

	For the year ended December 31, 2022
Calendar Month	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program (in millions)
January	370,298	$26.90	370,298	$249
February	542,164	$28.45	542,164	$234
March	499,987	$26.17	499,987	$221
April	—	$—	—	$221
May	539,450	$20.39	539,450	$210
June	210,550	$20.71	210,550	$205
July	—	$—	—	$205
August	1,228,020	$21.25	1,228,020	$179
September	765,300	$16.30	765,300	$167
October	1,001,674	$17.32	1,001,674	$149
November	215,753	$19.76	215,753	$145
December	—	$—	—	$145
Total	5,373,196		5,373,196

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

2.10
Observer Agreement with an effective date of November 15, 2021, between the Company and De Agostini S.p.A. (incorporated herein by reference to Exhibit 2.10 of the Company's Annual report on Form 20-F filed by International Game Technology PLC on March 3, 2022).

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
2.17
Indenture dated as of June 19, 2020 among International Game Technology PLC, as the Issuer, the Guarantors named therein, BNY Mellon Corporate Trustee Services Limited, as Trustee, The Bank of New York Mellon, London Branch as paying agent, The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent and NatWest Markets Plc as security agent (incorporated herein by reference to Exhibit No. 2.17 to the Company’s Annual Report on Form 20-F filed by International Game Technology PLC on March 2, 2021).

2.18
Indenture dated as of March 25, 2021 among International Game Technology PLC, as the Issuer, the Guarantors named therein BNY Mellon Corporate Trustee Services Limited, as Trustee, The Bank of New York Mellon, London Branch as paying agent, The Bank of New York Mellon SA/NV, Dublin Branch, as registrar and transfer agent and NatWest Markets Plc as security agent (incorporated herein by reference to Exhibit 2.18 to the Company's Annual Report on Form 20-F filed by International Game Technology PLC on March 3, 2022).

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

4.8
Share Purchase Agreement (in respect of Lis Holding S.p.A.) between IGT Lottery S.p.A. and PostePay S.p.A. — Patrimonio Destinato IMEL, dated February 25, 2022 (incorporated herein by reference to Exhibit 4.8 of the Company's Annual Report on Form 20-F filed by International Game Technology PLC on March 3, 2022)

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

Dated: February 28, 2023

ITEM 18. FINANCIAL STATEMENTS

INTERNATIONAL GAME TECHNOLOGY PLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of International Game Technology PLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of International Game Technology PLC and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive income (loss), of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue Recognition – Identifying and Evaluating Contractual Terms and Conditions

As described in Notes 2 and 4 to the consolidated financial statements, the Company generated service and product revenues of $3,359 million and $866 million, respectively, for the year ended December 31, 2022. The Company often enters into contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. As disclosed by management, judgment is applied in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition.

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
February 28, 2023

We have served as the Company’s auditor since 2015.

International Game Technology PLC
Consolidated Balance Sheets
($ in millions and shares in thousands, except per share amounts)

		December 31,
	Notes	2022	2021
Assets
Current assets:
Cash and cash equivalents		590	591
Restricted cash and cash equivalents		150	218
Trade and other receivables, net	5	670	903
Inventories, net	6	254	183
Other current assets	7	467	593
Total current assets		2,131	2,487
Systems, equipment and other assets related to contracts, net	10	899	937
Property, plant and equipment, net	10	118	119
Operating lease right-of-use assets	11	254	283
Goodwill	13	4,482	4,656
Intangible assets, net	14	1,375	1,413
Other non-current assets	7	1,174	1,429
Total non-current assets		8,302	8,836
Total assets		10,433	11,322

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		731	1,035
Current portion of long-term debt	15	61	—
Short-term borrowings	15	—	52
DDI / Benson Matter provision	19	220	—
Other current liabilities	16	837	828
Total current liabilities		1,848	1,914
Long-term debt, less current portion	15	5,690	6,477
Deferred income taxes	18	305	368
Operating lease liabilities	11	239	269
Other non-current liabilities	16	372	323
Total non-current liabilities		6,607	7,437
Total liabilities		8,454	9,351
Commitments and contingencies	19
Shareholders’ equity
Common stock, par value $0.10 per share; 205,952 shares issued and 199,079 shares outstanding at December 31, 2022; 205,188 shares issued and 203,688 outstanding at December 31, 2021		21	21
Additional paid-in capital		2,199	2,329
Retained deficit		(1,164)	(1,439)
Treasury stock, at cost; 6,873 shares and 1,500 shares at December 31, 2022 and December 31, 2021, respectively	20	(156)	(41)
Accumulated other comprehensive income	20	529	412
Total IGT PLC’s shareholders’ equity		1,429	1,282
Non-controlling interests		550	689
Total shareholders’ equity		1,979	1,971
Total liabilities and shareholders’ equity		10,433	11,322

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Operations
($ in millions and shares in thousands, except per share amounts)

		For the year ended December 31,
	Notes	2022	2021	2020
Service revenue	4, 22	3,359	3,483	2,640
Product sales	4, 22	866	606	476
Total revenue	4, 22	4,225	4,089	3,115
Cost of services		1,671	1,754	1,634
Cost of product sales		554	377	346
Selling, general and administrative		814	810	707
Research and development		255	238	191
Restructuring	12	6	6	45
Goodwill impairment	13	—	—	296
Other operating expense, net		4	1	4
Total operating expenses		3,303	3,187	3,223
Operating income (loss)	22	922	902	(107)
Interest expense, net	15	289	341	398
Foreign exchange loss (gain), net		36	(66)	309
Other non-operating expense, net	17	7	98	33
Total non-operating expenses		333	373	740
Income (loss) from continuing operations before provision for income taxes	18	589	529	(848)
Provision for income taxes	18	175	274	28
Income (loss) from continuing operations		414	255	(875)
Income from discontinued operations, net of tax		—	24	37
Gain on sale of discontinued operations, net of tax		—	391	—
Income from discontinued operations	3	—	415	37
Net income (loss)		414	670	(839)
Less: Net income attributable to non-controlling interests from continuing operations		139	190	64
Less: Net loss attributable to non-controlling interests from discontinued operations	3	—	(2)	(5)
Net income (loss) attributable to IGT PLC		275	482	(898)

Net income (loss) from continuing operations attributable to IGT PLC per common share - basic	24	1.36	0.32	(4.59)
Net income (loss) from continuing operations attributable to IGT PLC per common share - diluted	24	1.35	0.31	(4.59)
Net income (loss) attributable to IGT PLC per common share - basic	24	1.36	2.35	(4.39)
Net income (loss) attributable to IGT PLC per common share - diluted	24	1.35	2.33	(4.39)
Weighted-average shares - basic	24	201,825	204,954	204,725
Weighted-average shares - diluted	24	203,414	206,795	204,725

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Comprehensive Income (Loss)
($ in millions)

		For the year ended December 31,
	Notes	2022	2021	2020
Net income (loss)		414	670	(839)
Foreign currency translation adjustments, net of tax	20	90	28	128
Unrealized (loss) gain on hedges, net of tax	20	(1)	3	(1)
Unrealized gain (loss) on other, net of tax	20	1	(1)	—
Other comprehensive income, net of tax	20	91	30	127
Comprehensive income (loss)		505	700	(712)
Less: Comprehensive income attributable to non-controlling interests		112	136	119
Comprehensive income (loss) attributable to IGT PLC		392	564	(831)

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)

		For the year ended December 31,
	Notes	2022	2021	2020
Cash flows from operating activities
Net income (loss)		414	670	(839)
Less: Income from discontinued operations, net of tax	3	—	415	37
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation		301	325	355
DDI / Benson Matter provision	17	270	—	—
Amortization of upfront license fees		193	216	210
Amortization		191	201	211
Stock-based compensation	23	41	35	(7)
Foreign exchange loss (gain), net		36	(66)	309
Amortization of debt issuance cost		15	19	21
Loss on extinguishment of debt	15	13	92	28
Goodwill impairment	13	—	—	296
Deferred income taxes		(77)	38	(78)
Gain on sale of business	17	(278)	—	—
Other non-cash items, net		(14)	(2)	(2)
Changes in operating assets and liabilities, excluding the effects of acquisitions and divestitures:
Trade and other receivables		45	(95)	74
Inventories		(65)	(13)	17
Accounts payable		(22)	(36)	5
DDI / Benson Matter provision	19	(50)	—	—
Accrued interest payable		(11)	(33)	(18)
Accrued income taxes		(83)	47	17
Other assets and liabilities		(20)	27	32
Net cash provided by operating activities from continuing operations		899	1,010	595
Net cash (used in) provided by operating activities from discontinued operations		—	(31)	271
Net cash provided by operating activities		899	978	866

Cash flows from investing activities
Proceeds from sale of business, net of cash and restricted cash transferred	3	476	—	—
Proceeds from sale of assets		22	21	9
Business acquisitions, net of cash acquired	3	(142)	—	—
Capital expenditures		(317)	(238)	(255)
Other		3	1	12
Net cash provided by (used in) investing activities from continuing operations		42	(216)	(233)
Net cash provided by (used in) investing activities from discontinued operations		126	852	(35)
Net cash provided by (used in) investing activities		168	636	(269)

Cash flows from financing activities
Principal payments on long-term debt		(597)	(2,846)	(959)
Net (payments of) proceeds from short-term borrowings		(51)	51	(7)
Payments of debt issuance costs		(10)	(14)	(22)
Payments in connection with the extinguishment of debt		(9)	(85)	(25)
Proceeds from long-term debt		—	1,339	750
Net proceeds from (repayments of) Revolving Credit Facilities		72	17	(29)
Net receipts from (payments of) financial liabilities		75	(50)	67
Repurchases of common stock		(115)	(41)	—
Dividends paid		(161)	(41)	(41)
Dividends paid - non-controlling interests		(178)	(91)	(136)
Return of capital - non-controlling interests		(75)	(127)	(32)
Capital increase - non-controlling interests		3	12	8
Other		(19)	(23)	(11)
Net cash used in financing activities		(1,065)	(1,898)	(438)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents		2	(284)	159
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents		(70)	(37)	76
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period		808	1,129	894
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		740	808	1,129
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations		—	—	23
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations		740	808	1,106

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)

	For the year ended December 31,
	2022	2021	2020
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	298	369	410
Income taxes	335	188	89

Non-cash investing and financing activities:
Capital expenditures	99	26	24

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Consolidated Statement of Shareholders’ Equity
($ in millions)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non Controlling Interests	Total Equity
Balance at December 31, 2019	20	2,396	(1,020)	—	263	1,658	827	2,485

Net (loss) income	—	—	(898)	—	—	(898)	59	(839)
Other comprehensive income, net of tax	—	—	—	—	67	67	59	127
Total comprehensive (loss) income	—	—	(898)	—	67	(831)	119	(712)

Stock-based compensation	—	(7)	—	—	—	(7)	—	(7)
Capital increase	—	—	—	—	—	—	9	9
Shares issued under stock award plans	—	(1)	—	—	—	(1)	—	(1)
Return of capital	—	—	—	—	—	—	(32)	(32)
Dividends paid/declared	—	(41)	—	—	—	(41)	(138)	(178)
Other	—	—	(2)	—	—	(2)	—	(2)
Balance at December 31, 2020	20	2,347	(1,920)	—	330	777	784	1,561

Net income	—	—	482	—	—	482	188	670
Other comprehensive income (loss), net of tax	—	—	—	—	82	82	(52)	30
Total comprehensive income	—	—	482	—	82	564	136	700

Stock-based compensation	—	35	—	—	—	35	—	35
Capital increase	—	—	—	—	—	—	13	13
Shares issued under stock award plans	—	(12)	—	—	—	(12)	—	(12)
Divestiture of non-controlling interest	—	—	—	—	—	—	(30)	(30)
Repurchases of common stock	—	—	—	(41)	—	(41)	—	(41)
Return of capital	—	—	—	—	—	—	(127)	(127)
Dividends paid/declared	—	(41)	—	—	—	(41)	(91)	(132)
Other	—	—	—	—	—	—	3	3
Balance at December 31, 2021	21	2,329	(1,439)	(41)	412	1,282	689	1,971

Net income	—	—	275	—	—	275	139	414
Other comprehensive income (loss), net of tax	—	—	—	—	117	117	(27)	91
Total comprehensive income	—	—	275	—	117	392	112	505

Stock-based compensation	—	41	—	—	—	41	—	41
Capital increase	—	—	—	—	—	—	3	3
Shares issued under stock award plans	—	(8)	—	—	—	(8)	—	(8)
Shares issued upon exercise of stock options	—	(2)	—	—	—	(2)	—	(2)
Repurchases of common stock	—	—	—	(115)	—	(115)	—	(115)
Return of capital	—	—	—	—	—	—	(76)	(76)
Dividends paid/declared	—	(161)	—	—	—	(161)	(179)	(341)
Balance at December 31, 2022	21	2,199	(1,164)	(156)	529	1,429	550	1,979

The accompanying notes are an integral part of these consolidated financial statements.

International Game Technology PLC
Notes to the Consolidated Financial Statements

1.    Description of Business

International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Digital Gaming and Sports Betting. We operate and provide an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, digital lottery, and commercial services.

Effective September 1, 2021, the Company adopted a new business segment structure focused on three business segments: Global Lottery, Global Gaming, and Digital & Betting. The Company will be referring to Digital & Betting as “PlayDigital” in these notes to the consolidated financial statements.

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

On May 10, 2021, the Company completed the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses (“Italian B2C businesses”), which met the criteria to be reported as a discontinued operation during the fourth quarter of 2020. As a result, the historical results of the Italian B2C businesses have been excluded from both continuing operations and segment results for all periods presented. Unless otherwise indicated, amounts and activity throughout these Consolidated Financial Statements are presented on a continuing operations basis. Refer to Note 3 - Business Acquisitions and Divestitures for further details.

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

New Accounting Standards - Recently Adopted

There has not been any recently adopted accounting guidance for the year ended December 31, 2022 with a significant effect on the consolidated financial statements.

New Accounting Standards - Not Yet Adopted
In March 2022, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures (“ASU 2022-02”). The amendments eliminate the troubled debt restructuring (“TDR”) recognition and measurement accounting model, and instead entities will evaluate the terms of a restructured financing agreement to determine whether it represents a new loan or a continuation of an existing loan. Although the TDR accounting model was eliminated, the financial difficulty criteria was retained to determine whether a restructuring should be disclosed under an expanded set of requirements about a creditor’s loan modification programs. In addition, the amendments will require entities to disclose current period gross write-offs by year of origination, also known as “vintage”. The TDR changes and vintage disclosure requirement would apply to the Company’s customer financing receivables. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. We will adopt ASU 2022-02 upon the effective date and expect to apply all amendments prospectively.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). The amendments create an exception to the general recognition and measurement principal in ASC 805, Business Combinations to measure assets and liabilities acquired in a business combination at fair value. Instead, an acquirer in a business combination will be required to apply ASC 606 to recognize and measure contract assets and contract liabilities that result from contracts accounted for under ASC 606 on the acquisition date and will generally result in the acquirer recognizing amounts consistent with those recorded by the acquiree immediately before the acquisition date. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. We will adopt ASU 2021-08 upon the effective date.

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

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) performance obligations for which we recognize variable revenue at the amount that we have the right to invoice for services performed, (iii) contracts for which variable consideration is accounted for in accordance with sales-based or usage-based royalty guidance, and (iv) wholly unperformed contracts.

Contract Assets and Liabilities
Contract assets and liabilities represent the difference in the timing of revenue recognition from invoicing or receipt of cash from our customers. Contract assets reflect revenue recognized in advance of invoicing our customer. Contract liabilities relate to payments received, based on the terms established in our contracts, in advance of revenue recognition.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $28 million, $33 million, and $25 million for the years ended December 31, 2022, 2021, and 2020, respectively.

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

We use derivative financial instruments for the management of foreign currency risks. We do not enter into derivatives for speculative purposes. Derivatives are recognized as either assets or liabilities in the consolidated balance sheet at fair value. All derivatives are recorded gross, except netting of foreign exchange contracts and counterparty netting of interest receivable and payable related to interest rate swaps, as applicable. The accounting for changes in the fair value of a derivative depends on the nature of the hedge and the hedge effectiveness. Derivative gains and losses are reported in the consolidated statements of cash flows consistent with the classification of the cash flows from the underlying hedged items.

For derivative instruments designated as cash flow hedges, gains and losses are recorded in other comprehensive income (loss) and are subsequently reclassified when the hedged item affects earnings. At that time, the amount is reclassified from other comprehensive income (loss) to the same income statement line as the earnings effect of the hedged item.

Derivative instruments not designated as hedges are recognized in the consolidated balance sheet at fair value with the changes in fair value recorded in foreign exchange loss (gain), net in the consolidated statements of operations.

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

Goodwill has been allocated to and is tested for impairment at the reporting unit level, which is the same level as our operating segments. We evaluate our reporting units annually and if necessary, reassign goodwill using a relative fair value approach. As of December 31, 2022 we have identified three reporting units: Global Lottery, Global Gaming, and PlayDigital.

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

Capitalized Software Development Costs

Costs incurred in the development of our externally-sold software products are expensed as incurred, except certain software development costs eligible for capitalization. Software development costs incurred subsequent to establishing technological feasibility and through the general release of the software products are capitalized. Capitalized costs are amortized over the products’ estimated useful life to cost of product sales in the consolidated statements of operations.

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

Intangible Assets

Intangible assets, which include indefinite-lived and definite-lived intangible assets, are stated at cost, less accumulated amortization and accumulated impairment losses.

Indefinite-lived intangible assets are composed of trademarks for which there is no foreseeable limit of the period over which they are expected to generate net cash inflows. Definite-lived intangible assets, which are primarily composed of customer relationships and computer software and game library, are capitalized and amortized on a straight-line basis over their estimated useful lives. Estimated useful lives are determined considering the period the assets are expected to contribute to future cash flows. Amortization of intangibles is included in cost of services, cost of product sales or selling, general and administrative expenses in the consolidated statement of operations depending on the use and nature of the asset.

Indefinite-lived intangible assets, other than goodwill, are tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. We first perform a qualitative assessment to determine whether it is more likely than not that the fair value of indefinite-lived intangible assets are less than their carrying amount and whether the quantitative analysis is necessary. The quantitative analysis compares the fair value of indefinite-lived intangible assets to their carrying amount and an impairment loss is recognized when the carrying amount exceeds the fair value.

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

A provision for foreign withholding taxes has not been recorded on undistributed profits of the company’s subsidiaries that are determined to be indefinitely reinvested. If management intentions change in the future, there may be a significant impact on the provision for income taxes in the period the change occurs.

WAP Jackpot Accounting

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

Jackpot liabilities are composed of payments due to previous winners, and amounts due to future winners of jackpots not yet won. Liabilities due to previous winners for periodic payments are carried at the accreted cost of a qualifying U.S. government or agency annuity investment for those in which purchases were made at the time of the jackpot win. All other periodic liabilities are discounted and accreted using the risk-free rate at the time of the jackpot win.

Liabilities due to future winners are recorded at the present value of the estimated amount of jackpots not yet won. We estimate the present value of these liabilities using current market rates, weighted with historical lump sum payout election ratios. Based on the most recent historical patterns, approximately 90% of winners will elect the lump sum payment option. The current portion of these liabilities are estimated based on historical experience with winner payment elections, in conjunction with the theoretical projected number of jackpots.

Process for Disclosure and Recording of Liabilities Related to Legal Proceedings

Many lawsuits and claims involve highly complex legal and related issues, including issues relating to causation, evidence, and alleged actual damages, all of which are otherwise subject to substantial uncertainties. Assessments of lawsuits and claims can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. When making determinations about recording liabilities related to legal proceedings, the Company complies with the requirements of ASC 450, Contingencies, and related guidance, and records liabilities in those instances where it can reasonably estimate the amount of the loss and when the loss is probable. Where the reasonable estimate of the probable loss is a range, the Company records as an accrual in its financial statements the most likely estimate of the loss, or the low end of the range if there is no one best estimate. The Company either discloses the amount of a possible loss or range of loss in excess of established accruals if estimable, or states that such an estimate cannot be made. The Company discloses significant legal proceedings even where liability is not probable or the amount of the liability is not estimable, or both, if the Company believes there is at least a reasonable possibility that a loss may be incurred. All legal costs are expensed as incurred.

Because legal proceedings are subject to inherent uncertainties, and unfavorable rulings or developments could occur, there can be no certainty that the Company may not ultimately incur charges in excess of presently recorded liabilities. Many of the matters described are at preliminary stages or seek an indeterminate amount of damages. It is not uncommon for claims to be resolved over many years. A future adverse ruling, settlement, unfavorable development, or increase in accruals for one or more of these matters could result in future charges that could have a material adverse effect on the Company’s results of operations or cash flows in the period in which they are recorded. Based on experience and developments, the Company reexamines its estimates of probable liabilities and associated expenses and receivables each period, and whether it is able to estimate a liability previously determined to be not estimable and/or not probable. Where appropriate, the Company makes additions to or adjustments of its estimated liabilities. As a result, the current estimates of the potential impact on the Company’s consolidated financial position, results of operations, and cash flows for the legal proceedings and claims pending against the Company could change in the future.

Treasury Stock

We account for treasury stock acquisitions using the cost method. We account for the retirement of treasury stock by deducting its par value from common stock and reflecting any excess of cost over par value as a deduction from additional paid-in capital in the consolidated balance sheets.

Foreign Currency Translation and Foreign Currency Transactions

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

Subsidiaries with monetary assets and liabilities denominated in a currency other than the functional currency of the subsidiary are subject to remeasurement, the impact of which is recorded in foreign exchange (gain) loss, net in the consolidated statement of operations.

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

3.    Business Acquisitions and Divestitures

Business Acquisitions

On July 1, 2022, the Company completed the acquisition of iSoftBet by purchasing 100% of the equity interests in certain entities of the iSoftBet group for cash consideration of €162 million (inclusive of €20 million deposited into an escrow account) and contingent consideration of up to €4 million. The Company funded the acquisition through a combination of cash on hand and utilization of its revolving credit facility. The acquisition of iSoftBet provides market-tested proprietary digital content, advanced game aggregation capabilities, scalable promotional tools, analytics, and creative talent to the PlayDigital segment. The financial results of iSoftBet have been included within our PlayDigital segment in our consolidated financial statements since the date of purchase.

The allocation of the purchase price to goodwill is subject to refinement during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions that existed at the acquisition date becomes available. Adjustments in the purchase price allocation may require a change in the amounts allocated to goodwill during the periods in which the adjustments are determined.

The major classes of assets and liabilities to which the Company has allocated the purchase price based on information as of the acquisition date and available at December 31, 2022 were as follows:

(€ millions)	Notes	July 1, 2022
Current assets		18
Intangible assets	14	59
Non-current assets		3
Total identifiable assets acquired		80
Current liabilities		(10)
Non-current liabilities		(22)
Total liabilities assumed		(31)
Net identifiable assets acquired		49
Goodwill	13	117
Total purchase price		166

Divestitures

On September 14, 2022, the Company completed the sale of 100% of the share capital of Lis Holding S.p.A., a wholly owned subsidiary of IGT Lottery S.p.A. that conducted the Company’s Italian commercial services business, to PostePay S.p.A. – Patrimonio Destinato IMEL, for a purchase price of €700 million. The consideration received, net of €198 million cash and restricted cash transferred and €23 million of selling costs, was €479 million and resulted in a pre-tax gain on sale of $278 million, ($276 million net of tax) which is classified within Other non-operating (income) expense, net. The disposal group was a component of continuing operations within our Global Lottery segment through the closing date.

The funds received at closing were used to pay transaction expenses and fund the partial tenders of the 3.500% Senior Secured Euro Notes due July 2024 and 6.500% Senior Secured U.S. Dollar Notes due February 2025. Refer to Note 15 - Debt for further information.

The Company has continuing involvement with the business sold via a transition services agreement (“TSA”). As part of the TSA, the Company provides various telecommunications, information technology, and back-office services for which the Company receives compensation. These services generally expire after no more than four (4) years.

Discontinued Operations

On May 10, 2021, the Company completed the sale of its Italian B2C businesses, which were previously reported under the Global Gaming segment and met the criteria to be reported as a discontinued operation during the fourth quarter of 2020, for a cash purchase price of €950 million (€725 million of which was paid at closing, €100 million of which was paid on August 5, 2021, and the remaining €125 million of which was paid on July 13, 2022).

The funds received at closing were used to pay transaction expenses and partially fund the redemption of the 4.750% Senior Secured Euro Notes due February 2023 in full pursuant to the exercise of the make-whole call option. The consideration received, net of $139 million of cash and restricted cash transferred, was $1.0 billion and resulted in a pre-tax gain on sale of $396 million ($391 million net of tax).

Summarized financial information for discontinued operations is shown below (there are no discontinued operations during 2022):

	For the year ended December 31,
($ in millions)	2021	2020
Total revenue	74	429

Operating income (1)	24	51

Income from discontinued operations before provision for (benefit from) income taxes	23	43
(Benefit from) provision for income taxes on discontinued operations	(1)	7
Gain on sale of discontinued operations before provision for income taxes	396	—
Provision for income taxes on sale of discontinued operations	5	—
Gain on sale of discontinued operations, net of tax	391	—
Income from discontinued operations	415	37
Less: Net loss attributable to non-controlling interests from discontinued operations	(2)	(5)
Income from discontinued operations attributable to IGT PLC	417	41
(1) There was no depreciation and amortization in 2021. Includes depreciation and amortization of $95 million for the year ended 2020.

The Company has continuing involvement with the businesses via a TSA. As part of the TSA, the Company provides various telecommunications and information technology for which the Company receives compensation. These services generally expire after one year.

4.    Revenue Recognition

Disaggregation of Revenue

The following tables summarize revenue disaggregated by business segment and the source of the revenue for the years ended December 31, 2022, 2021, and 2020:

	For the year ended December 31, 2022
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Total
Operating and facilities management contracts	2,181	—	—	2,181
Gaming terminal services	—	483	—	483
PlayDigital services	—	—	209	209
Systems, software, and other	255	232	—	487
Service revenue	2,436	714	209	3,359

Lottery products	157	—	—	157
Gaming terminals	—	501	—	501
Other	—	208	1	209
Product sales	157	709	1	866
Total revenue	2,593	1,423	209	4,225

	For the year ended December 31, 2021
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Total
Operating and facilities management contracts	2,363	—	—	2,363
Gaming terminal services	—	424	—	424
PlayDigital services	—	—	163	163
Systems, software, and other	327	206	—	534
Service revenue	2,690	630	163	3,483

Lottery products	123	—	—	123
Gaming terminals	—	339	—	339
Other	—	143	1	144
Product sales	123	482	1	606
Total revenue	2,812	1,112	165	4,089

	For the year ended December 31, 2020
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Total
Operating and facilities management contracts	1,744	—	—	1,744
Gaming terminal services	—	298	—	298
PlayDigital services	—	—	114	114
Systems, software, and other	299	186	—	484
Service revenue	2,043	483	114	2,640

Lottery products	121	—	—	121
Gaming terminals	—	205	—	205
Other	—	148	1	149
Product sales	121	354	1	476
Total revenue	2,164	837	115	3,115

Sources of Revenue

Service Revenue

Service revenue is derived from the following sources:

•Operating and facilities management contracts;
•Gaming terminal services;
•PlayDigital services; and
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

Our revenue from FMCs is generated by assembling, installing, and operating the online lottery system and related point-of-sale equipment. Under a typical FMC, we maintain ownership of the technology and are responsible for capital investments throughout the duration of the contract. FMCs typically include a wide range of support services that are provided throughout the contract and are part of the integrated solution that the customer has contracted to obtain. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. Under FMCs, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of transaction price to which we are entitled is typically variable based on a percentage of sales, although under certain of its agreements, the Company receives fees based on a fixed fee arrangement. Revenue is typically recognized in the amount that we have the right to invoice the customer, as this corresponds directly with the value to the customer of our completed performance.

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

PlayDigital services – PlayDigital

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

Our revenue from the sale or sales-type lease of lottery systems and equipment typically includes multiple performance obligations, where we assemble, sell, deliver, and install a turnkey system (inclusive of point-of-sale terminals, if applicable) or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system or equipment. Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is typically secured by the related equipment sold. Revenue from the sale of lottery systems and equipment is recognized based upon the contractual terms of each arrangement. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract or at the convenience of the customer. In some arrangements, the performance obligation is satisfied over time if the customer controls the asset as it is created (i.e., when the asset is built at the customer site) or if our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. If revenue is not recognized over time, it is generally recognized upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions. If the transaction includes multiple performance obligations, it is accounted for under arrangements with multiple performance obligations, discussed below.

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

Other – PlayDigital

Other PlayDigital product revenue is primarily comprised of perpetual software licenses, the sale of equipment, and component parts.

Contract Balances

Information about contract assets and contract liabilities is as follows:

($ in millions)	December 31, 2022	December 31, 2021	Balance Sheet Classification
Contract assets:
Current	69	49	Other current assets
Non-current	81	69	Other non-current assets
	150	118

Contract liabilities:
Current	(91)	(104)	Other current liabilities
Non-current	(49)	(47)	Other non-current liabilities
	(139)	(151)

The amount of revenue recognized during the years ended December 31, 2022, 2021, and 2020 that was included in the contract liabilities balance at the beginning of each period was $98 million, $107 million, and $56 million, respectively.

Transaction Price Allocated to Remaining Performance Obligations

At December 31, 2022, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $972 million. Of this amount, we expect to recognize as revenue approximately 30% within the next 12 months, approximately 37% between 13 and 36 months, approximately 16% between 37 and 60 months, and the remaining balance through December 31, 2031.

5.    Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less.

	December 31,
($ in millions)	2022	2021
Trade and other receivables, gross	680	917
Allowance for credit losses	(11)	(15)
Trade and other receivables, net	670	903

The following table presents the activity in the allowance for credit losses:

	December 31,
($ in millions)	2022	2021	2020
Balance at beginning of year	(15)	(16)	(22)
(Provisions) recoveries, net	—	(2)	(6)
Amounts written off as uncollectible	3	2	10
Other (1)	—	—	3
Balance at end of year	(11)	(15)	(16)
 (1) Includes the effect of the adoption of ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments (“ASC 326”) in 2020.

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $266 million and $325 million (gross receivables of $1.4 billion and $1.1 billion) during the years ended December 31, 2022 and 2021, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as net cash provided by operating activities in the consolidated statements of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored trade receivables, which we then remit to the financial institutions. At December 31, 2022 and 2021, we had $126 million and $57 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the consolidated balance sheets. The net cash flows relating to these collections are reported in financing activities in the consolidated statements of cash flows.

6.    Inventories, net

	December 31,
($ in millions)	2022	2021
Raw materials	165	107
Work in progress	24	25
Finished goods	87	78
Inventories, gross	276	211
Obsolescence reserve	(22)	(28)
Inventories, net	254	183

The following table presents the activity in the obsolescence reserve:

	December 31,
($ in millions)	2022	2021	2020
Balance at beginning of year	(28)	(43)	(34)
Provisions, net	(2)	(1)	(34)
Amounts written off	7	11	24
Other	1	4	1
Balance at end of year	(22)	(28)	(43)

7.    Other Assets

Other Current Assets

		December 31,
($ in millions)	Notes	2022	2021
Customer financing receivables, net		143	170
Income taxes receivable		98	64
Contract assets	4	69	49
Prepaid expenses		44	54
Other tax receivables		28	17
Value-added tax receivable		25	28
Deferred costs		23	28
Other receivables		5	158
Other		32	25
		467	593

Other Non-Current Assets

		December 31,
($ in millions)	Notes	2022	2021
Upfront license fees, net:
Italian Scratch & Win		545	680
Italian Lotto		266	380
New Jersey		57	66
Rhode Island		27	—
Indiana		8	9
		903	1,134

Contract assets	4	81	69
Customer financing receivables, net		76	92
Deferred income taxes	18	38	39
Finance lease right-of-use assets	11	23	29
Other		52	66
		1,174	1,429

Upfront License Fees

The upfront license fees are being amortized on a straight-line basis as follows:

Upfront License Fee	License Term	Amortization Start Date
Rhode Island	20 years, 6 months	January 2023
Italian Scratch & Win	9 years	October 2019
Italian Lotto	9 years	December 2016
New Jersey	15 years, 9 months	October 2013
Indiana	15 years	July 2013

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

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the consolidated balance sheets as follows:

	December 31, 2022
($ in millions)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	184	87	271
Allowance for credit losses	(42)	(11)	(52)
Customer financing receivables, net	143	76	219

	December 31, 2021
($ in millions)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	220	111	332
Allowance for credit losses	(51)	(20)	(71)
Customer financing receivables, net	170	92	261

The following table presents the activity in the allowance for credit losses:

	December 31,
($ in millions)	2022	2021	2020
Balance at beginning of year	(71)	(50)	(32)
Provisions, net	8	(29)	(37)
Amounts written off as uncollectible	10	8	24
Other (1)	—	—	(5)
Balance at end of year	(52)	(71)	(50)
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

The customer financing receivables at amortized cost by year of origination and the geography credit quality indicator at December 31, 2022 are as follows:

	Year of Origination
($ in millions)	2022	2021	2020	2019	Prior	Total
North America	39	10	12	5	—	66
EMEA & APAC	35	18	7	9	2	72
LAC	28	16	6	61	22	133
	102	44	26	75	24	271

The past due balance, which represents installments that are one day or more past their contractual due date, of customer financing receivables at amortized cost and the geography credit quality indicator at December 31, 2022 is as follows:

($ in millions)	North America	LAC	EMEA & APAC	Total
Past due	2	45	15	62
Short-term portion not yet due	38	54	30	123
Long-term portion not yet due	26	33	27	87
	66	133	72	271

8.    Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2022, the carrying amounts of financial assets and liabilities measured at fair value included derivative assets, equity investments, derivative liabilities, and contingent consideration of $1 million, $6 million, $3 million, and $4 million, respectively. As of December 31, 2021, there were derivative assets, equity investments, and derivative liabilities of $3 million, $6 million, and $2 million, respectively.

Financial Assets and Liabilities Not Carried at Fair Value

The carrying amounts and fair value hierarchy classification of our significant financial assets and liabilities not carried at fair value as of December 31, 2022 and 2021 are as follows:

	December 31, 2022
($ in millions)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Customer financing receivables, net	219	—	—	211	211
Equity investments	9	—	—	9	9
Liabilities:
Jackpot liabilities	170	—	—	135	135
Debt (1)	5,750	—	5,576	—	5,576

	December 31, 2021
($ in millions)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Customer financing receivables, net	261	—	—	245	245
Equity investments	11	—	—	11	11
Liabilities:
Jackpot liabilities	196	—	—	184	184
Debt (1)	6,477	—	6,792	—	6,792
(1) Excludes short-term borrowings and swap adjustments.

Level 3 equity investments are measured at cost, less impairment, plus or minus changes resulting from observable price changes, which approximates fair value.

9.    Derivative Financial Instruments

We use derivative hedging instruments, principally foreign currency forward contracts and interest rate swaps, for the purpose of managing currency risks and interest rate risk arising from our operations and sources of financing.

Cash Flow Hedges

The notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2022 and 2021 were $94 million and $42 million, respectively. The amount recorded within other comprehensive income (loss) at December 31, 2022 is expected to impact the consolidated statement of operations in 2023.

Derivatives Not Designated as Hedging Instruments

The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2022 and 2021 was $212 million and $283 million, respectively.

Refer to Note 20 - Shareholders’ Equity - Accumulated Other Comprehensive Income for further information.

10.    Systems, Equipment and Other Assets Related to Contracts, net and Property, Plant and Equipment, net

Systems & Equipment and PPE, net consist of the following:

	Systems & Equipment, net		PPE, net
	December 31,		December 31,
($ in millions)	2022	2021	2022	2021
Land	—	—	1	1
Buildings	—	—	60	58
Terminals and systems	2,720	2,479	—	—
Furniture and equipment	127	138	315	255
Construction in progress	97	75	21	10
	2,944	2,691	398	324
Accumulated depreciation	(2,045)	(1,754)	(281)	(205)
	899	937	118	119

The estimated useful lives of assets are as follows:

Asset	Estimated life in years
Systems & Equipment
Terminals and systems - lottery	Generally do not exceed 10 years
Terminals and systems - gaming	3-5
Furniture and equipment	Generally do not exceed 10 years
PPE
Buildings	40
Furniture and equipment	5-10

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

The classification of our operating and finance leases in the consolidated balance sheets is as follows:

		December 31,
($ in millions)	Balance Sheet Classification	2022	2021
Assets:
Operating ROU asset	Operating lease right-of-use assets	254	283
Finance ROU asset, net (1)	Other non-current assets	23	29
Total lease assets		277	312

Liabilities:
Operating lease liability, current	Other current liabilities	37	39
Finance lease liability, current	Other current liabilities	8	10
Operating lease liability, non-current	Operating lease liabilities	239	269
Finance lease liability, non-current	Other non-current liabilities	22	27
Total lease liabilities		307	344
(1) Finance ROU assets are recorded net of accumulated amortization of $15 million and $24 million at December 31, 2022 and 2021, respectively.

Weighted-average lease terms and discount rates are as follows:

	December 31,
	2022	2021	2020
Weighted-Average Remaining Lease Term (in years)
Operating leases	7.72	8.47	8.32
Finance leases	4.31	4.73	5.13
Weighted-Average Discount Rate
Operating leases	6.88%	6.71%	7.01%
Finance leases	5.12%	4.98%	5.16%

Components of lease expense are as follows:

	For the year ended December 31,
($ in millions)	2022	2021	2020
Operating lease costs	62	71	72
Finance lease costs (1)	11	13	11
Short-term lease costs	13	1	1
Variable lease costs (2)	23	23	23
(1) Includes amortization of ROU assets of $10 million, $11 million, and $9 million for the years ended December 31, 2022, 2021, and 2020, respectively and interest on lease liabilities of $2 million, $2 million, and $2 million, for the years ended December 31, 2022, 2021, and 2020, respectively.
(2) Includes immaterial amounts related to sublease income.

Maturities of operating and finance lease liabilities at December 31, 2022 are as follows ($ in millions):

Year	Operating Leases	Finance Leases	Total (1)
2023	55	10	64
2024	51	7	59
2025	47	6	54
2026	41	6	47
2027	36	3	39
Thereafter	133	1	135
Total lease payments	364	34	398
Less: Imputed interest	(87)	(3)	(91)
Present value of lease liabilities	277	30	307
(1) The maturities above exclude leases that have not yet commenced and such leases are not material in the aggregate.

Cash flow information and non-cash activity related to leases is as follows:

	For the year ended December 31,
($ in millions)	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating and finance leases	60	67	68
Finance cash flows from finance leases	10	13	10

Non-cash activity:
ROU assets obtained in exchange for lease obligations (net of early terminations)
Operating leases	19	5	34
Finance leases	4	7	6

Lessor

We have various arrangements for lottery and gaming equipment under which we are the lessor.

Our lease arrangements typically have lease terms ranging from one month to 4 years. These leases generally meet the criteria for operating lease classification, as the lease payments are typically variable based on a percentage of sales, a percentage of amounts wagered, net win, or a daily fee per active gaming terminal. Our leases generally do not contain variable payments that are dependent on an index or rate (such as the Consumer Price Index or a market interest rate.) We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from operating leases is included within service revenue in the consolidated statements of operations. Operating lease income was approximately 6% of total revenue for each of the years ended December 31, 2022, 2021, and 2020.

Our sales-type lease arrangements typically have lease terms ranging from one year to 10 years. We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from sales-type leases is included within product sales in the consolidated statements of operations. Total sales-type lease income was approximately 1% of total revenue for each of the years ended December 31, 2022, 2021, and 2020. Sales-type lease receivables are included within customer financing receivables, net, which are a component of other current assets and other non-current assets within the consolidated balance sheets. Additional information on customer financing receivables is included in Note 7 – Other Assets.

12.    Restructuring

During 2021 and 2020, we initiated the following restructuring plans as described below.

2021 Italian Workforce Redundancies
In connection with the sale of our Italian B2C businesses, management agreed to provide to the buyer information technology and back-office services for a period of one to three years via a TSA. As certain of these services were concluding, during the fourth quarter of 2021 management performed a detailed review of redundant roles and created a plan to eliminate certain redundancies as TSA services lapse, by commencing voluntary early retirement programs. We expect to incur approximately $35 million in severance and related employee costs associated with these early retirement programs through December 31, 2023, as management and the identified employees reach a mutual understanding of the separation benefits. Cash payments associated with these programs are expected to be made through 2030. During the years ended December 31, 2022 and 2021 we incurred $7 million and $11 million, respectively, of severance and related employee costs under the plan. Since the plan’s inception, we incurred severance and related employee costs primarily within our Global Lottery segment and Corporate Support function totaling $18 million.

2020 Segment Reorganization
The 2020 segment reorganization plan was a global initiative that simplified our organizational structure and increased efficiency and effectiveness. During the years ended December 31, 2022 and 2021 we revised our cost estimates resulting in a reduction of expense of a nominal amount and $1 million, respectively. During the year ended December 31, 2020 we incurred $16 million of expense under the plan. Since the plan’s inception, we incurred severance and related employee costs primarily within our Global Lottery and Global Gaming segments and Corporate Support function totaling $15 million. This plan was substantially completed as of March 31, 2021.

2020 Global Supply Chain Optimization
The 2020 global supply chain optimization plan was an initiative that optimized our global supply chain and footprint resulting in a significant reduction to our primary manufacturing operations. During the years ended December 31, 2022 and 2021 we revised our cost estimates resulting in a reduction of expense of a nominal amount and $1 million, respectively. During the year ended December 31, 2020 we incurred $8 million of expense under the plan. Since the plan’s inception, we incurred severance and related employee costs, and other costs of $7 million, primarily within our Global Gaming segment. This plan was substantially completed as of March 31, 2021.

2020 Technology Organization Consolidation
The 2020 technology organization consolidation plan was an initiative that realigned and consolidated operations, reduced costs, and improved operational efficiencies within our Technology group. During the years ended December 31, 2022 and 2021 we revised our cost estimates resulting in a reduction of expense of a nominal amount and $4 million, respectively. During the year ended December 31, 2020 we incurred $17 million of expense under the plan. Since the plan’s inception, we incurred severance and related employee costs of $13 million, primarily within our Global Gaming segment. This plan was substantially completed as of December 31, 2021.

Rollforward of Restructuring Liability
The following table presents the activity in the restructuring liabilities for the above plans for the years ended December 31, 2022 and December 31, 2021:

($ in millions)	Severance and Related Employee Costs	Other	Total
Balance at December 31, 2020	23	1	24
2021 Italian workforce redundancies plan expense, net	11	—	11
Cash paid for all plans	(17)	—	(17)
Reversals of expense and other	(5)	(1)	(6)
Balance at December 31, 2021	12	1	13
2021 Italian workforce redundancies plan expense, net	7	—	7
Cash paid for all plans	(4)	(1)	(4)
Reversals of expense and other	(2)	—	(2)
Balance at December 31, 2022	14	—	14

Restructuring Expense

The following table summarizes consolidated restructuring expense by segment and type of cost:

	For the year ended December 31, 2022
($ in millions)	Severance and Related Employee Costs	Other	Total
Global Lottery	6	—	6
Global Gaming	(1)	—	(1)
PlayDigital	—	—	—
Corporate and Other	1	—	1
Total	6	—	6

	For the year ended December 31, 2021
($ in millions)	Severance and Related Employee Costs	Other	Total
Global Lottery	8	—	8
Global Gaming	(3)	(1)	(4)
PlayDigital	(1)	—	(1)
Corporate and Other	2	—	2
Total	6	(1)	6

	For the year ended December 31, 2020
($ in millions)	Severance and Related Employee Costs	Other	Total
Global Lottery	5	—	5
Global Gaming	28	4	32
PlayDigital	2	—	2
Corporate and Other	6	—	6
Total	41	4	45
13.    Goodwill

During the third quarter of 2021 we established a dedicated PlayDigital business segment, comprising our iGaming and sports betting activities that were previously included within our Global Gaming business segment. As a result, at September 1, 2021, we allocated a portion of goodwill associated with our Global Gaming reporting unit to the PlayDigital reporting unit using a relative fair value approach. The goodwill allocated to the Global Gaming and PlayDigital reporting units was $1.4 billion and $265 million, respectively, and the estimated fair values were determined to exceed the carrying values of each reporting unit, which indicated no impairment existed. In addition, we completed an assessment for any potential goodwill impairment for the former Global Gaming reporting unit immediately prior to the reallocation and determined that no impairment existed.

In connection with the acquisition of iSoftBet, previously discussed in Note 3 - Business Acquisitions and Divestitures, the Company recognized $121 million (€117 million) of goodwill in our PlayDigital reporting unit. The goodwill was primarily related to expected synergies from combining operations and the value of the existing workforce. The goodwill generated as a result of the acquisition of iSoftBet is nondeductible for income tax purposes.

In connection with the divestiture of our Italian commercial services business previously discussed in Note 3 - Business Acquisitions and Divestitures, goodwill in our Global Lottery reporting unit was reduced by $250 million.

Changes in the carrying amount of goodwill consist of the following:

($ in millions)	Global Lottery	Global Gaming	PlayDigital	Total
Balance at December 31, 2020	2,997	1,716	—	4,713
Segment realignment (1)	—	(265)	265	—
Foreign currency translation	(49)	(5)	(3)	(58)
Balance at December 31, 2021	2,948	1,446	261	4,656
Acquisitions	—	—	121	121
Divestitures	(250)	—	—	(250)
Foreign currency translation	(36)	(2)	(6)	(44)
Balance at December 31, 2022	2,662	1,444	376	4,482
(1) From July 1, 2020 to August 31, 2021, we operated under only two business segments: Global Lottery and Global Gaming.

Total goodwill at December 31, 2022, 2021, and 2020 is net of $1.3 billion of accumulated impairment losses.

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

14.    Intangible Assets, net

Intangible assets at December 31, 2022 and 2021 are summarized as follows:

			December 31, 2022			December 31, 2021
($ in millions)	Estimated Life (Years)	Weighted- Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized:
Customer relationships	2-20	15.5	2,303	1,464	838	2,298	1,349	949
Computer software and game library	3-14	6.3	887	809	78	918	809	109
Trademarks	1-20	14.2	184	119	65	185	106	80
Developed technologies	2-15	6.1	283	222	61	233	216	17
Licenses	3-23	3.7	133	55	78	65	58	6
Other	2-17	7.9	40	31	9	35	28	7
			3,830	2,700	1,130	3,734	2,566	1,168
Unamortized:
Trademarks			245		245	245	—	245
			4,075	2,700	1,375	3,979	2,566	1,413

Intangible asset amortization expense of $182 million, $190 million, and $203 million (which includes computer software amortization expense of $22 million, $23 million, and $26 million) was recorded in 2022, 2021, and 2020, respectively.

In connection with the July 2022 acquisition of iSoftBet, previously discussed in Note 3 - Business Acquisitions and Divestitures, the Company allocated $58 million (€59 million) of the purchase price to the intangible assets acquired (primarily acquired developed technologies of €51 million and customer relationships of €8 million). The estimated useful life of the assets are 6 to 15 years with a weighted average amortization period of 9.2 years. In connection with the September 2022 sale of Lis Holding S.p.A., the Company recorded a €12 million reduction in net book value of intangible assets (principally patents and trademarks) related to the divestiture.

In December 2022, the Company entered into a $75 million multi-year license agreement of intellectual property. Payments due under the agreement commence in 2023.

Amortization expense on intangible assets for the next five years is expected to be as follows ($ in millions):

Year	Amount
2023	199
2024	182
2025	158
2026	119
2027	112
769

15.    Debt

The Company’s long-term debt obligations consist of the following:

	December 31, 2022
($ in millions)	Principal	Debt issuance cost, net	Total
3.500% Senior Secured Euro Notes due July 2024	320	(1)	319
6.500% Senior Secured U.S. Dollar Notes due February 2025	700	(3)	697
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(5)	745
3.500% Senior Secured Euro Notes due June 2026	800	(4)	796
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(4)	746
2.375% Senior Secured Euro Notes due April 2028	533	(3)	530
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(5)	745
Senior Secured Notes	4,603	(26)	4,578

Euro Term Loan Facilities due January 2027	1,067	(9)	1,058
U.S. Dollar Revolving Credit Facility A due July 2027	65	(10)	55
Long-term debt, less current portion	5,735	(45)	5,690

5.350% Senior Secured U.S. Dollar Notes due October 2023	61	—	61
Current portion of long-term debt	61	—	61

Total debt	5,795	(45)	5,750

	December 31, 2021
($ in millions)	Principal	Debt issuance cost, net	Total
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	—	61
3.500% Senior Secured Euro Notes due July 2024	566	(3)	564
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100	(7)	1,093
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(6)	744
3.500% Senior Secured Euro Notes due June 2026	849	(5)	844
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(5)	745
2.375% Senior Secured Euro Notes due April 2028	566	(4)	562
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(6)	744
Senior Secured Notes	5,393	(36)	5,357

Euro Term Loan Facilities due January 2027	1,133	(12)	1,121
Long-term debt, less current portion	6,525	(48)	6,477

Short-term borrowings	52	—	52

Total debt	6,577	(48)	6,529

At December 31, 2022 and December 31, 2021, $9 million and $17 million, respectively, of debt issuance costs, net for the Revolving Credit Facilities with no outstanding borrowings, are recorded as other non-current assets in the consolidated balance sheets.

The principal amount of long-term debt maturing over the next five years and thereafter as of December 31, 2022 is as follows ($ in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2023	61	—	61
2024	—	533	533
2025	700	213	913
2026	750	1,013	1,763
2027	815	427	1,242
2028 and thereafter	750	533	1,283
Total principal payments	3,076	2,720	5,795

Senior Secured Notes

The key terms of our senior secured notes (the “Notes”), which were rated Ba2 and BB+ by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), respectively, at December 31, 2022, are as follows:

Description	Principal (in millions)	Effective Interest Rate	Issuer	Guarantors	Collateral	Redemption	Interest payments
5.350% Senior Secured U.S. Dollar Notes due October 2023	$61	5.47%	International Game Technology	**	††	+	Semi-annually in arrears
3.500% Senior Secured Euro Notes due July 2024	€300	3.68%	Parent	*	†	++	Semi-annually in arrears
6.500% Senior Secured U.S. Dollar Notes due February 2025	$700	6.71%	Parent	*	†	++	Semi-annually in arrears
4.125% Senior Secured U.S. Dollar Notes due April 2026	$750	4.34%	Parent	*	†	+++	Semi-annually in arrears
3.500% Senior Secured Euro Notes due June 2026	€750	3.65%	Parent	*	†	+++	Semi-annually in arrears
6.250% Senior Secured U.S. Dollar Notes due January 2027	$750	6.41%	Parent	*	†	++	Semi-annually in arrears
2.375% Senior Secured Euro Notes due April 2028	€500	2.50%	Parent	*	†	+++	Semi-annually in arrears
5.250% Senior Secured U.S. Dollar Notes due January 2029	$750	5.39%	Parent	*	†	+++	Semi-annually in arrears

*    Certain subsidiaries of the Parent.

**    The Parent and certain subsidiaries of the Parent.

†    Ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable.

††    Certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable.

+    International Game Technology may redeem in whole or in part at any time prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. International Game Technology may also redeem in whole or in part at 100% of the principal amount together with accrued and unpaid interest in connection with certain gaming regulatory events. Upon the occurrence of certain events, International Game Technology will be required to offer to repurchase all of the applicable Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

++    The Parent may redeem in whole or in part at any time prior to the date which is six months prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at 100% of the principal amount together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of the principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the applicable Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

+++    The Parent may redeem in whole or in part at any time prior to the first date set forth in the redemption price schedule at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at a redemption price set forth in the redemption price schedule in the indenture governing the applicable Notes, together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of the principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the applicable Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

The Notes contain customary covenants and events of default. At December 31, 2022, the issuers were in compliance with the covenants.

On February 28, 2023, the Parent exercised the right to redeem: (i) €188 million of the 3.500% Senior Secured Euro Notes due July 2024 on March 16, 2023 for a redemption price of 100% of the principal amount and a make-whole call premium consistent with the terms of the indenture governing such notes, together with accrued and unpaid interest, and (ii) $200 million of the 6.500% Senior Secured U.S. Dollar Notes due February 2025 on March 16, 2023 for a redemption price of $1,012.54 per $1,000.00 of principal amount, together with accrued and unpaid interest.

On February 2, 2023, IGT announced that Fitch Ratings, Inc. (“Fitch”) had assigned each of IGT and its subsidiary, IGT Lottery Holdings B.V., a long-term issuer rating of BB+ with a stable rating outlook and a rating of BBB- to their long-term senior secured debt.

In January 2023, International Game Technology redeemed the 5.350% Senior Secured U.S. Dollar Notes due October 2023 in full pursuant to the exercise of the make-whole call option for $61 million, excluding interest.

In September 2022, the Parent used the proceeds from the sale of Lis Holdings S.p.A. to repurchase €200 million ($197 million) of the 3.500% Senior Secured Euro Notes due July 2024 for total consideration, excluding interest, of €201 million ($198 million) and $400 million of the 6.500% Senior Secured U.S. Dollar Notes due February 2025 for total consideration, excluding interest, of $406 million. The Company recorded a $2 million loss on extinguishment of debt in connection with the redemption of the 3.500% Senior Secured Euro Notes and a $9 million loss on extinguishment of debt in connection with the redemption of the 6.500% Senior Secured U.S. Dollar Notes, which are classified in other non-operating expense, net in the consolidated statement of operations for the year ended December 31, 2022.

In May 2021, the Parent used the proceeds from the sale of the Italian B2C businesses and borrowings under the Revolving Credit Facilities to redeem €850 million ($1.0 billion) of the 4.750% Senior Secured Euro Notes due February 2023 through the exercise of the make-whole call option for $1.1 billion, excluding interest. The Company recorded a $67 million loss on extinguishment of debt in connection with the redemption, which is classified in other non-operating expense, net in the consolidated statement of operations for the year ended December 31, 2021.

In March 2021, the Parent used the net proceeds from the sale of the 4.125% Senior Secured U.S. Dollar Notes due April 2026 and borrowings under the Revolving Credit Facilities to redeem $1.0 billion of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 through the exercise of the make-whole call option for $1.0 billion, excluding interest. The Company recorded an $18 million loss on extinguishment of debt in connection with the redemption, of which a $24 million loss is classified in other non-operating expense, net and an offsetting gain of $6 million is classified in interest expense, net in the consolidated statement of operations for the year ended December 31, 2021.

In June 2020, the Parent used the net proceeds from the sale of the 5.250% Senior Secured U.S. Dollar Notes due January 2029 to redeem $500 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 for $525 million, excluding interest. The Company recorded a $23 million loss on extinguishment of debt in connection with the redemption, of which a $28 million loss is classified in other non-operating expense, net and an offsetting gain of $5 million is classified in interest expense, net in the consolidated statement of operations for the year ended December 31, 2020.

Euro Term Loan Facilities

The Parent is a party to an Amended and Restated Senior Facilities Agreement dated July 21, 2021, as amended (the “TLF Agreement”), which provides for two €500 million senior secured term loan facilities, one to the Parent and one to IGT Lottery Holdings B.V., maturing on January 25, 2027 (the “Euro Term Loan Facilities”). The borrowers must repay the Euro Term Loan Facilities in installments, as detailed below:

Due Date	Amount (€ in millions)
January 25, 2024	200
January 25, 2025	200
January 25, 2026	200
January 25, 2027	400

Interest on the Euro Term Loan Facilities is payable between one and six months in arrears at rates equal to the applicable EURIBOR plus a margin based on (i) our public debt ratings by Moody’s, S&P, and Fitch and (ii) our ESG rating by Institutional Shareholder Services Inc. (“ISS”). At December 31, 2022 and 2021, the effective interest rate on the Euro Term Loan Facilities was 2.15% and 2.11%, respectively.

The Euro Term Loan Facilities are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable. Upon the occurrence of certain events, the borrowers may be required to prepay the Euro Term Loan Facilities in full. The TLF Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if any two of our public debt ratings by Moody’s, S&P, and Fitch are lower than Ba1/BB+ and $550 million if any two of our public debt ratings by Moody’s, S&P, and Fitch are equal to or higher than Ba1/BB+, and provides that such limit is eliminated if any two of our public debt ratings by Moody’s, S&P, and Fitch are equal to or higher than Baa3/BBB-. The TLF Agreement also contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2022, the Parent was in compliance with the covenants.

In July 2022, the Parent entered into an amendment to the TLF Agreement pursuant to which, among other changes, (i) the annual permitted acquisition limit was increased from 10% to 15% of consolidated total assets and the lifetime permitted acquisition limit was increased from $2.25 billion to $2.5 billion; and (ii) the annual limit on dividends and share repurchases was increased from $300 million to $400 million based on our public debt ratings at the time and to $550 million if any two of our public debt ratings are equal to or higher than Ba1/BB+ and eliminated if any two of our public debt ratings are equal to or higher than Baa3/BBB-.

In July 2021, the Parent entered into an Amendment and Restatement Agreement (the “TLF Amendment and Restatement Agreement”) with respect to the TLF Agreement. The TLF Amendment and Restatement Agreement among other things: (i) added a second term loan facility with IGT Lottery Holdings B.V. as the borrower, (ii) increased the aggregate amount of the term loan facilities from €860 million to €1.0 billion (with each of the Parent and IGT Lottery Holdings B.V. borrowing €500 million), (iii) extended the maturity date of the Euro Term Loan Facilities to January 25, 2027, (iv) reduced the applicable interest rate by 35 basis points based on current debt ratings, (v) provided for a maximum decrease or increase of an additional 7.5 basis points in the margin based on our ESG rating, and (vi) maintained and extended existing financial covenant thresholds. As a result of the TLF Amendment and Restatement Agreement, the Company reclassified the €320 million current portion of long-term debt to long-term debt.

Revolving Credit Facilities

The Parent and certain of its subsidiaries are party to an Amended and Restated Senior Facilities Agreement dated July 27, 2022 (the “RCF Agreement”), which provides for the following senior secured multi-currency revolving credit facilities (the “Revolving Credit Facilities”) maturing on July 31, 2027:

Facility (1)	Maximum Amount Available (in millions)
Revolving Credit Facility A	$820
Revolving Credit Facility B	€1,000
(1) The Parent, IGT Global Solutions Corporation, IGT Lottery Holdings B.V., IGT Lottery S.p.A, and International Game Technology are all borrowers under the Revolving Credit Facilities.

At December 31, 2022, the amounts available to be borrowed under Revolving Credit Facility A and Revolving Credit Facility B were $755 million and €1.0 billion ($1.1 billion), respectively.

Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable Secured Overnight Financing Rate (“SOFR”) or Sterling Overnight Index Average (“SONIA”) rate, in each case subject to a credit adjustment spread, for borrowings in U.S. Dollars and Pounds Sterling, respectively, or the applicable EURIBOR for Euro borrowings, plus a margin based on (i) our public debt ratings by Moody’s, S&P, and Fitch and (ii) our ESG rating by ISS. At December 31, 2022, the effective interest rate on Revolving Credit Facility A was 6.04%. There were no outstanding borrowings at December 31, 2022 for Revolving Credit Facility B or either of the Revolving Credit Facilities at December 31, 2021.

The RCF Agreement provides that the following fees, which are recorded in interest expense, net in the consolidated statements of operations, are payable quarterly in arrears:

•Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities based on a 0.35% margin.
•Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate ranging from 0.10% to 0.60% dependent on the percentage of the Revolving Credit Facilities utilized. The applicable rate was 0.10% at December 31, 2022.

The Revolving Credit Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests in certain subsidiaries and of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable. Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments. The RCF Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if any two of our public debt ratings by Moody’s, S&P, and Fitch are lower than Ba1/BB+ and $550 million if any two of our public debt ratings by Moody’s, S&P, and Fitch are equal to or higher than Ba1/BB+, and provides that such limit is eliminated if any two of our public debt ratings by Moody’s, S&P, and Fitch are equal to or higher than Baa3/BBB-. The RCF Agreement also contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2022, the borrowers were in compliance with the covenants.

In July 2022, the Parent entered into an Amendment and Restatement Agreement (the “RCF Amendment and Restatement Agreement”) with respect to the RCF Agreement, pursuant to which, among other changes, (i) the aggregate revolving facility A commitments of the lenders were decreased from $1.05 billion to $820 million; (ii) the aggregate revolving facility B commitments of the lenders were increased from €625 million to €1.0 billion; (iii) the final maturity date was extended from July 31, 2024 to July 31, 2027; (iv) LIBOR was replaced as a reference rate with the SOFR or SONIA rate, in each case subject to a credit adjustment spread, for borrowings in U.S. Dollars and Pounds Sterling, respectively; (v) the margins based on public debt ratings were reduced by at least 0.25% (0.40% at current public debt ratings) subject to a maximum of 0.075% increase or decrease based on the group's ESG rating; (vi) the annual permitted acquisition limit was increased from 10% to 15% of consolidated total assets and the lifetime permitted acquisition limit was increased from $2.25 billion to $2.5 billion; and (vii) the annual limit on dividends and share repurchases was increased from $300 million to $400 million based on our public debt ratings at the time and to $550 million if any two of our public debt ratings are equal to or higher than Ba1/BB+, and eliminated if any two of our public debt ratings are equal to or higher than Baa3/BBB-.

Other Credit Facilities

The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2021, there was $30 million of short-term borrowings under these facilities with an effective interest rate of 1.63%, respectively, and no outstanding borrowings at December 31, 2022.

Additionally, at December 31, 2021, the Company had an outstanding $21 million swingline loan under the Revolving Credit Facilities with an effective interest rate of 3.25%, which was classified in short-term borrowings.

Letters of Credit

The Parent and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted demand credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2022 and 2021 and the weighted-average annual cost of such letters of credit:

($ in millions)	Letters of Credit Outstanding (1)	Weighted-Average Annual Cost
December 31, 2022	118	1.26%
December 31, 2021	335	1.08%
(1) Represents letters of credit outstanding not under the Revolving Credit Facilities.

Interest Expense, Net

	For the year ended December 31,
($ in millions)	2022	2021	2020
Senior Secured Notes	249	292	344
Term Loan Facilities	24	30	37
Revolving Credit Facilities	21	29	31
Other	8	4	1
Interest expense	302	354	413
Interest income	(13)	(13)	(15)
Interest expense, net	289	341	398

16.    Other Liabilities

Other Current Liabilities

		December 31,
($ in millions)	Notes	2022	2021
Employee compensation		173	171
Current financial liabilities		145	61
Contract liabilities	4	91	104
Accrued interest payable		85	100
Accrued expenses		75	75
Taxes other than income taxes		68	72
Jackpot liabilities	19	57	66
Royalties payable		38	14
Operating lease liabilities	11	37	39
Income taxes payable		32	104
Other		36	21
		837	828

Other Non-Current Liabilities

		December 31,
($ in millions)	Notes	2022	2021
Jackpot liabilities	19	114	130
Royalties payable		61	13
Contract liabilities	4	49	47
Reserves for uncertain tax positions		52	47
Finance lease liabilities	11	22	27
Other		75	59
		372	323

17.    Other Non-Operating Expense, Net

($ in millions)	Notes	For the year ended December 31,
		2022	2021	2020
Gain on sale of business	3	(278)	—	—
DDI / Benson Matter provision	19	270	—	—
Loss on extinguishment of debt	15	13	92	28
Other expense, net		2	6	5
Total other non-operating expense, net		7	98	33

18.    Income Taxes
The components of income (loss) from continuing operations before provision for income taxes, determined by tax jurisdiction, are as follows:

	For the year ended December 31,
($ in millions)	2022	2021	2020
United Kingdom	40	40	(355)
United States	(179)	(20)	(776)
Italy	612	438	229
Other	116	70	55
	589	529	(848)

The provision for income taxes consists of:

	For the year ended December 31,
($ in millions)	2022	2021	2020
Current:
United Kingdom	3	—	(1)
United States	75	41	10
Italy	116	155	66
Other	57	40	31
	252	236	106
Deferred:
United States	(66)	76	(62)
Italy	—	(22)	(1)
Other	(11)	(16)	(16)
	(77)	38	(78)
	175	274	28

Income taxes paid, net of refunds, were $335 million, $188 million, and $89 million in 2022, 2021, and 2020, respectively.

At December 31, 2022, undistributed profits of subsidiaries of approximately $600 million are considered indefinitely reinvested. Foreign withholding taxes on these undistributed earnings would be approximately $37 million.
The Parent is a tax resident in the United Kingdom (the “U.K.”). A reconciliation of the provision for income taxes, from the amount computed by applying the U.K. statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods to income (loss) from continuing operations before provision for income taxes is as follows:

	For the year ended December 31,
($ in millions)	2022	2021	2020
Income (loss) from continuing operations before provision for income taxes	589	529	(848)
United Kingdom statutory tax rate	19.0%	19.0%	19.0%
Statutory tax expense (benefit)	112	100	(161)

Change in valuation allowances	22	125	128
Italy regional tax (“IRAP”) and state taxes	33	41	9
Non-deductible expenses	17	25	2
Base erosion and anti-abuse (“BEAT”) tax	—	17	13
Foreign tax and statutory rate differential (1)	42	17	(14)
Foreign tax expense, net of U.S. federal benefit	18	11	10
Provision to return adjustment	(9)	6	—
GILTI tax	9	5	3
Non-deductible goodwill impairment	—	—	56
Non-taxable gain on sale of business	(79)	—	—
Non-taxable foreign exchange loss (gain)	2	(11)	—
Italian patent box tax benefit	—	(27)	—
Tax law changes	6	(38)	(20)
Other	2	2	2
	175	274	28

Effective tax rate	29.7%	51.8%	(3.3)%
 (1) Includes the effects of foreign subsidiaries’ earnings taxed at rates other than the U.K. statutory rate

The components of deferred tax assets and liabilities are as follows:

	December 31,
($ in millions)	2022	2021
Deferred tax assets:
Net operating losses	238	286
Section 163(j) interest limitation	200	190
Italian goodwill tax step-up	109	119
Provisions not currently deductible for tax purposes	150	85
Lease liabilities	63	66
Jackpot timing differences	30	30
Depreciation and amortization	63	29
Inventory reserves	5	10
Other	73	63
Gross deferred tax assets	930	878
Valuation allowance	(430)	(412)
Deferred tax assets, net of valuation allowance	500	466

Deferred tax liabilities:
Acquired intangible assets	446	462
Depreciation and amortization	156	163
Italian goodwill equity reserve liability	99	105
Lease right-of-use assets	57	60
Other	8	6
Total deferred tax liabilities	767	795
Net deferred income tax liability	(267)	(329)

Our net deferred income taxes are recorded in the consolidated balance sheets as follows:

	December 31,
($ in millions)	2022	2021
Deferred income taxes - non-current asset	38	39
Deferred income taxes - non-current liability	(305)	(368)
	(267)	(329)

Net Operating Loss Carryforwards

We have a $910 million gross tax loss carryforward, of which $621 million relates to the U.K and $289 million relates to other foreign tax jurisdictions. Carryforwards in certain tax jurisdictions begin to expire in 2031, while others have an unlimited carryforward period. A valuation allowance has been provided on $854 million of the gross net operating loss carryforwards. Portions of the tax loss carryforwards are subject to annual limitations in most of our significant tax jurisdictions, including the U.K. In addition, as of December 31, 2022, we had U.S. state tax net operating loss carryforwards, resulting in a deferred tax asset (net of U.S. federal tax benefit) of approximately $7 million. U.S. state tax net operating loss carryforwards generally expire in the years 2025 through 2043.

Valuation Allowance

A reconciliation of the valuation allowance is as follows:

	December 31,
($ in millions)	2022	2021	2020
Balance at beginning of year	412	284	156
Net charges to expense	22	86	120
Tax rate change	—	39	8
Provision to return adjustment	(3)	3	—
Balance at end of year	430	412	284

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

Accounting for Uncertainty in Income Taxes

A reconciliation of the unrecognized tax benefits is as follows:

	December 31,
($ in millions)	2022	2021	2020
Balance at beginning of year	27	27	29
Additions to tax positions - current year	1	1	—
Reductions to tax positions - prior years	—	(1)	(2)
Lapses in statutes of limitations	—	—	(1)
Balance at end of year	27	27	27

At December 31, 2022, 2021, and 2020, $27 million of the unrecognized tax benefits, if recognized, would affect our effective tax rates.

We recognize interest and penalties related to income tax matters in income tax expense. The charges were nominal for 2022, 2021, and 2020. The gross balance of accrued interest and penalties was $25 million and $21 million at December 31, 2022 and 2021, respectively.

We file income tax returns in various jurisdictions of which the United Kingdom, United States, and Italy represent the major tax jurisdictions. All years prior to 2017 are closed with the Internal Revenue Service. As of December 31, 2022, we are subject to income tax audits in various tax jurisdictions globally, most significantly in the U.S., Mexico and Italy.

Mexico Tax Audit

Based on a 2006 tax examination, the Company’s Mexican subsidiary, GTECH Mexico S.A. de C.V., was issued an income tax assessment of approximately Mexican peso (“MXN”) 425 million. The assessment relates to the denial of a deduction for cost of goods sold and the taxation of intercompany loan proceeds. The Company has unsuccessfully contested the two issues in the Mexican court system receiving unfavorable decisions by the Mexican Supreme Court in June 2017 and October 2019, respectively. As of December 31, 2022, based on the unfavorable decisions received, the Company has recorded a liability of MXN 520 million (approximately $27 million], inclusive of additional interest, penalties, and inflationary adjustments, which is reported within other non-current liabilities in the consolidated balance sheet.

Italy Tax Audits

The Company’s Italian corporate income tax returns for the calendar years ended December 31, 2015 through December 31, 2019 are under examination. On October 19, 2020, the Italian tax authorities issued a final audit report for calendar year 2015. The Company filed a defense memorandum with the Italian Tax Authorities on May 29, 2021 rejecting all findings. On

December 9, 2021, the Company received a tax assessment notice for €15 million relating to calendar year 2015. On February 9, 2022, the Company submitted a voluntary settlement request which entitles the Company to an automatic 90 day extension. The 90-day extension expired on May 5, 2022 with no agreement with the Italian Tax Authorities. As a result, the Company filed an appeal with the Italian Tax Court against the tax assessment notice for calendar year 2015.

19.    Commitments and Contingencies

Commitments

Jackpot Commitments

Jackpot liabilities are recorded as current and non-current liabilities as follows:

($ in millions)	December 31, 2022
Current liabilities	57
Non-current liabilities	114
170

Future jackpot liabilities as of December 31, 2022 are due as follows:

($ in millions)	Previous Winners	Future Winners	Total
2023	22	35	57
2024	18	5	23
2025	15	1	16
2026	13	1	14
2027	11	1	12
Thereafter	66	11	77
Future jackpot payments due	146	52	198
Unamortized discounts			(27)
Total jackpot liabilities			170

Performance and other bonds

Certain contracts require us to provide a surety bond as a guarantee of performance for the benefit of customers; bid and litigation bonds for the benefit of potential customers; and WAP bonds that are used to secure our financial liability when a player elects to have their WAP jackpot winnings paid over an extended period of time.

These bonds give beneficiaries the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contracts. In general, we would only be liable for these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. Accordingly, no liability has been recorded as of December 31, 2022 and 2021 related to these bonds.

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. At December 31, 2022, provisions for all legal proceedings, including those discussed in detail below, was $225 million. With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

Adrienne Benson and Mary Simonson, individually and on behalf of all others similarly situated v. Double Down Interactive LLC, et al.

On April 9, 2018, a plaintiff, Adrienne Benson, filed a putative class action against the Company’s wholly-owned subsidiary, International Game Technology, and Double Down Interactive LLC, a Washington limited liability company in the United States District Court for the Western District of Washington (the “Benson Matter”). On July 23, 2018, plaintiff filed a first amended complaint, adding named plaintiff Mary Simonson, and adding allegations to represent a putative class of all persons in the United States who purchased and allegedly lost virtual “chips” while playing games through an online gaming platform called Double Down Casino. On April 26, 2021, plaintiffs filed a second amended complaint naming IGT (“IGT U.S. Gaming OpCo”), a wholly-owned subsidiary of International Game Technology, as an additional defendant. Plaintiffs have asserted claims for alleged violations of Washington’s Recovery of Money Lost at Gambling Act, Washington’s Consumer Protection Act, and for unjust enrichment, and seeks unspecified money damages (including treble damages as appropriate), the award of reasonable attorneys’ fees and costs, pre- and post-judgment interest, and injunctive and/or declaratory relief.

International Game Technology acquired Double Down Interactive LLC (“DDI”) in 2012 and, effective June 1, 2017, sold DDI to DoubleU Diamond LLC (“DoubleU”) pursuant to a purchase agreement (the “Purchase Agreement”). At all times relevant, DDI was the sole operator of the Double Down Casino, and International Game Technology asserts, among other defenses, that it has no liability for the actions of a bona fide subsidiary.

On May 10, 2018, DDI and DoubleU sent a claim notice (the “DDI Claim Notice”) to International Game Technology seeking indemnification and reimbursement of defense costs for all claims against DoubleU and its affiliates (the “DoubleU Entities”) in the Benson Matter, pursuant to the Purchase Agreement. On June 7, 2018, International Game Technology responded to the DDI Claim Notice, rejecting any obligation to indemnify or pay defense costs of the DoubleU Entities, and sent a claim notice to DoubleU for indemnification and reimbursement of defense costs for all claims against International Game Technology in the Benson Matter pursuant to the terms of certain agreements with DoubleU.

On June 17, 2021, IGT U.S. Gaming OpCo sent a claim notice to DoubleU for indemnification and reimbursement of defense costs for all claims against IGT U.S. Gaming OpCo in the Benson Matter pursuant to the terms of certain agreements with DoubleU.

On August 29, 2022, the Company and DoubleDown Interactive Co., Ltd., parent company of DDI, announced an agreement in principle to settle the lawsuit and associated proceedings. Under the terms of the settlement, which would take effect only after final court approval of the proposed class settlement, a total of $415 million will be paid into a settlement fund, of which the Company’s subsidiaries will contribute $270 million and DDI will contribute $145 million. Subject to final court approval of the settlement in the Benson Matter, International Game Technology, IGT U.S. Gaming OpCo, and the DoubleU Entities have also resolved all indemnification and other claims between themselves and their respective subsidiaries and affiliates relating to the Benson Matter.

On November 14, 2022, the court granted preliminary approval of the settlement. As a result of the settlement agreement, the Company accrued $270 million of other non-operating expense, net for the year ended December 31, 2022, respectively, related to the loss associated with the Benson Matter and related claims between the Company and the DoubleU Entities. In November, 2022, the Company placed $50 million in escrow, resulting in $220 million recorded as DDI / Benson Matter provision as of December 31, 2022 in the consolidated balance sheets. The cash flows relating to this payment are reported in operating activities in the consolidated statements of cash flows.

The Company will continue to monitor these matters and may adjust its disclosure and accrual in accordance with its Process for Disclosure and Recording of Liabilities Related to Legal Proceedings as described in Note 2 - Summary of Significant Accounting Policies, herein.

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
(a)Steele, James et al. v. GTECH Corp., filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $600 million, as alleged via discovery. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that Plaintiffs’ sole remaining claim should be reconsidered. On April 27, 2018, this and a related matter were appealed to the Texas Supreme Court, which heard arguments on December 3, 2019. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs could proceed with their fraud allegations in the lower court; all other claims were dismissed. On March 26, 2021, October 29, 2021, and February 3, 2022 (two motions), GTECH Corporation filed motions for summary judgment. One such motion was denied on February 25, 2022, while the other three remain pending. The court has ordered the parties to mediation, which is scheduled to be held during the first quarter of 2023. Trial for the four bellwether plaintiffs is currently scheduled to begin in the second quarter of 2023.
(b)Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million. Trial is currently scheduled for July 10, 2023.
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

20.    Shareholders’ Equity

Shares Authorized and Outstanding

The Board of Directors of the Parent (the “Board”) may issue ordinary shares of the Parent upon shareholder approval. At the Parent’s 2022 annual general meeting, the shareholders authorized the issuance of up to 135.6 million additional ordinary shares (of which 67.8 million can be issued in connection with an offer by way of rights issue), with a par value of $0.10 per share, for a period expiring at the end of the 2023 annual general meeting, or, if sooner, on August 9, 2023, unless previously revoked, varied, or renewed.

Ordinary shares outstanding were as follows:

	December 31,
	2022	2021	2020
Balance at beginning of year	203,688,118	204,856,564	204,435,333
Shares issued under restricted stock plans[1]	702,273	331,554	421,231
Shares issued upon exercise of stock options	61,714	—	—
Repurchases of common stock	(5,373,196)	(1,500,000)	—
Balance at end of year	199,078,909	203,688,118	204,856,564
(1) In January 2023, the Parent issued 605,026 shares related to RSUs that vested in December 2022. Refer to Note 23 - Stock-Based Compensation for further information.

Share Repurchase Program

On November 15, 2021, the Parent’s Board of Directors authorized a share repurchase program (the “Program”) pursuant to which the Company may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. At the Parent’s 2022 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 20,338,793 of the Parent’s ordinary shares. This authority remains valid until November 9, 2023, unless previously revoked, varied, or renewed at the Parent’s 2023 annual general meeting.

The Parent repurchases ordinary shares under the Program at the market price on the trade date and the Parent cancels repurchased ordinary shares or holds them in treasury. If the Parent holds repurchased ordinary shares in treasury, all amounts paid to repurchase such shares have been recorded as treasury stock in our consolidated balance sheets until they are reissued or retired. Under the Program, the Parent repurchased 5.4 million ordinary shares for $114 million during 2022.

Dividends

We declared a $0.20 cash dividend per share in all four quarters of 2022, the fourth quarter of 2021, and the first quarter of 2020.

The TLF Agreement and the RCF Agreement limit the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year based on ratings by Moody’s and S&P. The TLF Agreement and the RCF Agreement prohibited dividends and repurchases of ordinary shares during the period commencing on April 1, 2020 and expiring on June 30, 2021.

Accumulated Other Comprehensive Income

The following table details the changes in AOCI:

		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2019	231	(8)	4	227	36	263
Change during period	128	(1)	—	127	(59)	68
Reclassified to operations (1)	(1)	—	—	(1)	—	(1)
Other comprehensive income (loss)	128	(1)	—	127	(59)	67
Balance at December 31, 2020	358	(9)	4	353	(24)	330
Change during period	9	3	(1)	11	51	62
Reclassified to operations (1)	19	1	—	20	1	21
Tax effect	—	(1)	—	—	—	—
Other comprehensive income (loss)	28	3	(1)	30	52	82
Balance at December 31, 2021	387	(6)	3	384	28	412
Change during period	55	2	1	57	27	84
Reclassified to operations (1)	36	(3)	—	34	—	34
Other comprehensive income (loss)	90	(1)	1	91	27	117
Balance at December 31, 2022	477	(7)	4	474	55	529
(1) Foreign currency translation of approximately $19 million was reclassified into gain on sale of discontinued operations, net of tax on the consolidated statements of operations for the year ended December 31, 2021. Other foreign currency translation adjustments were reclassified into other non-operating expense, net on the consolidated statements of operations for subsidiaries sold for the year ended December 31, 2022 and foreign exchange loss (gain), net for subsidiaries liquidated for the years ended December 31, 2022 and 2020. Unrealized gain (loss) on hedges were reclassified into service revenue on the consolidated statements of operations for the years ended December 31, 2022 and 2021.

21.    Variable Interest Entities

We hold ownership interests in the following variable interest entities (“VIEs”):

Name of subsidiary	% Ownership held by the Company
Lottoitalia S.r.l. (“Lottoitalia”)	61.50%
Lotterie Nazionali S.r.l. (“LN”)	64.00%
Northstar New Jersey Lottery Group, LLC (“Northstar NJ”) (1)	76.64%
(1) Northstar New Jersey Holding Company LLC, of which we are a 71.12% shareholder, holds the 76.64% ownership in Northstar NJ.

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

The carrying amounts and classification of these VIEs’ assets and liabilities in our consolidated balance sheets at December 31, 2022 and 2021 are as follows:

	December 31,
($ in millions)	2022	2021
Current assets	941	1,124
Non-current assets	936	1,217
Total assets	1,877	2,341

Total liabilities	521	615

22.    Segment Information

We report our financial performance based on three business segments: Global Lottery, Global Gaming, and PlayDigital, and analyze revenue by segment as well as operating income as the measure of segment profitability.

Through our three business segments, we operate and provide an integrated portfolio of innovative gaming technology products and services including online and instant lottery systems, iLottery, instant ticket printing, lottery management services, gaming systems, electronic gaming machines, iGaming, and sports betting.

The Global Lottery segment has full responsibility for the worldwide traditional lottery and iLottery business, including sales, operations, product development, technology, and support. The Global Gaming segment has full responsibility for the worldwide land-based gaming business, including sales, product management, studios, global manufacturing, operations, and technology. The PlayDigital segment has full responsibility for the worldwide iGaming and sports betting business, including sales, operations, studios, technology, and support.

Our three business segments are supported by central corporate support functions, including finance, people and transformation, legal, marketing and communications, corporate public affairs, and strategy and corporate development. Certain support costs that are identifiable and that benefit our business segments are allocated to them. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated. Corporate support function expenses that are not allocated to the business segments, which are principally composed of selling, general and administrative expenses, are reported as Corporate and Other expenses, along with goodwill impairment and the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies. Segment assets are not reported to, or used by, the chief operating decision maker to allocate resources to, or assess performance of, the segments and therefore, total segment assets have not been disclosed.

Global Lottery

Our Global Lottery segment provides lottery products and services primarily to governmental organizations through operating contracts, FMCs, LMAs, and product sales contracts.

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

PlayDigital

Our PlayDigital segment provides iGaming systems and digital platforms offering customers a remote game server solution, which is a fast gateway to extensive casino content, and digital gaming services that enhance player experiences and create marketing opportunities around either the Company’s games or third-party games via our aggregation capabilities. The segment also provides sports betting technology and services to commercial and tribal operators and lotteries in regulated markets, primarily in the U.S. We categorize revenue from iGaming and sports betting as service revenue from “PlayDigital services”.

Segment information is as follows:

	For the year ended December 31, 2022
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Service revenue	2,436	714	209	3,359	—	3,359
Product sales	157	709	1	866	—	866
Total revenue	2,593	1,423	209	4,225	—	4,225

Operating income (loss)	909	242	50	1,201	(279)	922
Depreciation and amortization	196	119	17	333	160	492
Expenditures for long-lived assets	(141)	(140)	(6)	(287)	(6)	(293)

	For the year ended December 31, 2021
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Service revenue	2,690	630	163	3,483	—	3,483
Product sales	123	482	1	606	—	606
Total revenue	2,812	1,112	165	4,089	—	4,089

Operating income (loss)	1,088	43	33	1,164	(262)	902
Depreciation and amortization	225	126	15	366	160	526
Expenditures for long-lived assets	(123)	(67)	(13)	(203)	(6)	(208)

	For the year ended December 31, 2020
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Service revenue	2,043	483	114	2,640	—	2,640
Product sales	121	354	1	476	—	476
Total revenue	2,164	837	115	3,115	—	3,115

Operating income (loss)	642	(212)	6	436	(544)	(107)
Depreciation and amortization	231	146	15	392	175	566
Expenditures for long-lived assets	(149)	(64)	(11)	(224)	(2)	(226)

Geographical Information

Revenue from external customers, which is based on the geographical location of our customers, is as follows:

	For the year ended December 31,
($ in millions)	2022	2021	2020
United States	2,355	2,126	1,666
Italy	1,062	1,307	896
United Kingdom	67	72	64
Rest of Europe	254	217	209
All other	488	368	280
Total	4,225	4,089	3,115

Revenue from one customer in the Global Lottery segment represented approximately 18%, 23%, and 19% of consolidated revenue in 2022, 2021, and 2020, respectively.

Long-lived assets, which are comprised of Systems & Equipment and PPE, are based on the geographical location of the assets as follows:

	December 31,
($ in millions)	2022	2021
United States	775	766
Italy	79	125
United Kingdom	6	9
Rest of Europe	92	93
All other	63	63
Total	1,016	1,056

23.    Stock-Based Compensation

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

Stock Options

Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. In 2021, stock options were granted solely to our former Chief Executive Officer, which will vest in 2024 subject to certain performance and other criteria, and have a contractual term of approximately seven years. No stock options were granted in 2022 or 2020.

Stock Awards

Stock awards are principally made in the form of performance share units (“PSUs”) and restricted share units (“RSUs”).

PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets, which may include Adjusted EBITDA, Adjusted Free Cash Flow, Total Shareholder Return (“TSR”) relative to the Russell Mid Cap Market Index, or share price. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period (i.e. four years to vest both tranches). In 2021, a second round of PSUs was granted in lieu of there being no 2020 PSUs that vest 50% over an approximate two-year period and 50% over an approximate three-year period. Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date or modification date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets, if applicable.

RSUs are stock awards granted to directors that entitle the holder to shares of common stock as the award vests, typically over a one-year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan. In 2020, RSUs were also granted to employees, which vested in approximately one- and two-year vesting periods.

Stock Option Activity

A summary of our stock option activity and related information is as follows:

		Weighted-Average
	Stock Options	Exercise Price Per Share ($)	Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding at January 1, 2022	422,500	17.51
Granted	—	—
Forfeited	—	—
Exercised	(250,000)	15.53
Outstanding at December 31, 2022	172,500	20.37	5.36
At December 31, 2022:
Vested and expected to vest	172,500	20.37	5.36	—
Exercisable	—	—	—	—
The total intrinsic value of stock options exercised was $3 million in 2022. There were no cash proceeds from stock options exercised in 2022 due to net share settlement. No stock options were exercised in 2021 and 2020.

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

Stock Award Activity

A summary of our stock award activity and related information is as follows:

	PSUs	Weighted- Average Grant Date Fair Value ($)	RSUs	Weighted- Average Grant Date Fair Value ($)
Nonvested at January 1, 2022	5,300,825	21.50	1,059,472	10.05
Granted	1,714,667	25.37	95,357	20.46
Vested	—	—	(1,034,846)	10.16
Forfeited	(1,734,548)	12.08	(29,302)	9.08
Nonvested at December 31, 2022	5,280,944	25.85	90,681	20.07

At December 31, 2022:
Unrecognized cost for nonvested awards ($ in millions)	64		—
Weighted-average future recognition period (in years)	2.27		0.35

The total vest-date fair value of PSUs vested was $3 million in 2021 and 2020. No PSUs vested in 2022. The total vest-date fair value of RSUs vested was $23 million, $33 million, and $1 million for 2022, 2021, and 2020, respectively.

Fair Value of Stock Awards Granted

We estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the awards include a market condition. The market condition is based on the Company’s TSR relative to the Russell Midcap Market Index.

During 2022, 2021, and 2020, we estimated the fair value of RSUs at the date of grant based on our stock price. Details of the grants are as follows:

	2022	2021	2020
PSUs granted during the year	1,714,667	3,740,075	—
Weighted-average grant date fair value ($)	25.37	26.10	—

RSUs granted during the year	95,357	79,844	2,375,141
Weighted-average grant date fair value ($)	20.46	22.29	9.04

Stock-Based Compensation Expense

Total compensation cost (recovery) for our stock-based compensation plans is recorded based on the employees’ respective functions as detailed below.

	For the year ended December 31,
($ in millions)	2022	2021	2020
Cost of services	2	2	(1)
Selling, general and administrative	37	30	(4)
Research and development	2	3	(1)
Stock-based compensation expense before income taxes	41	35	(7)
Income tax benefit (provision)	10	8	(2)
Total stock-based compensation, net of tax	31	27	(5)

The 2020 recovery results from the reversal of 2019 and 2018 expense due to certain PSUs that were no longer expected to vest.

PlayDigital Synthetic Equity Award Program

In 2021, the Company established a synthetic equity award program (the “PlayDigital Equity Award Program”) designed to align the incentives of certain employees of the Company’s PlayDigital segment with the growth in the valuation of such business. The amount of compensation paid to an employee will depend on the valuation of the PlayDigital segment on each applicable vesting date and requires the employee’s continued service through each vesting date.

Awards under the PlayDigital Equity Award Program vest in three tranches, with certain specified percentages (the “Tranche Percentages”) of the award scheduled to vest three, four, and five years after the grant date. The first vesting date is subject to acceleration in the event of a separate public listing of the PlayDigital business, while the remaining two vesting dates shall not be affected.

PlayDigital synthetic equity awards provide that on each applicable vesting date, the employee shall be entitled to an amount (payable in a combination of equity and cash) equal to a certain percentage (the “Synthetic SAR Percentage”) of the appreciation, if any, in the valuation of the PlayDigital business at each vesting date over the contractually agreed initial valuation. Additionally, the employee shall be entitled to an amount (payable in a combination of equity and cash) equal to a certain percentage (the “Synthetic RSU Percentage”) of the valuation of the PlayDigital business as of each vesting date.

At December 31, 2022, $6 million of estimated unrecognized compensation expense attributable to PlayDigital synthetic equity awards will be recognized as compensation expense over a weighted average period of 3.3 years.

24.    Earnings Per Share

The following table presents the computation of basic and diluted income (loss) per share of common stock:

	For the year ended December 31,
($ in millions and shares in thousands, except per share amounts)	2022	2021	2020
Numerator:
Net income (loss) from continuing operations attributable to IGT PLC	275	65	(939)
Net income from discontinued operations attributable to IGT PLC	—	417	41
Net (loss) income attributable to IGT PLC	275	482	(898)

Denominator:
Weighted-average shares - basic	201,825	204,954	204,725
Incremental shares under stock based compensation plans	1,589	1,841	—
Weighted-average shares - diluted	203,414	206,795	204,725

Net income (loss) from continuing operations attributable to IGT PLC per common share - basic	1.36	0.32	(4.59)
Net income (loss) from continuing operations attributable to IGT PLC per common share - diluted	1.35	0.31	(4.59)
Net income from discontinued operations attributable to IGT PLC per common share - basic	—	2.03	0.20
Net income from discontinued operations attributable to IGT PLC per common share - diluted	—	2.02	0.20
Net income (loss) attributable to IGT PLC per common share - basic	1.36	2.35	(4.39)
Net income (loss) attributable to IGT PLC per common share - diluted	1.35	2.33	(4.39)

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

For the year ended December 31, 2022, there were nominal stock options and unvested restricted stock awards shares excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect. No shares were antidilutive for the year ended December 31, 2021. There were 1 million shares that would have had an antidilutive effect for the year ended December 31, 2020.

25.    Related Party Transactions

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

De Agostini Group

De Agostini S.p.A. (“De Agostini”) has a controlling interest in IGT. As of December 31, 2022, De Agostini had an economic interest of approximately 47.4% (excluding treasury shares) and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest of approximately 63.2% of the total voting rights (excluding treasury shares).

Amounts receivable from De Agostini and subsidiaries of De Agostini (collectively, the “De Agostini Group”) are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of our Italian subsidiaries had a corporate income tax unit agreement, and in some cases, a Group VAT agreement, with De Agostini pursuant to which De Agostini consolidates certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority.

Related party amounts due to or from the De Agostini Group are as follows:

	December 31,
($ in millions)	2022	2021
Trade receivables	2	—
Tax-related receivables	—	4
Trade payables	1	1
Tax-related payables	3	3

PlayDigital Synthetic Equity Award Program

On March 9, 2022, Enrico Drago, Chief Executive Officer, PlayDigital, an immediate family member of Marco Drago, a member of the Parent’s board of directors, was granted a synthetic equity award pursuant to the PlayDigital Equity Award Program with Tranche Percentages of 35%, 25%, and 40%, a Synthetic SAR Percentage of 1.275%, and a Synthetic RSU Percentage of 0.225%. At December 31, 2022, $4 million of estimated unrecognized compensation expense attributable to the synthetic equity award granted to Mr. Drago will be recognized as compensation expense over a weighted average period of 3.5 years.

Unconsolidated Subsidiaries, Partnerships and Joint Ventures

From time to time, we make strategic investments in publicly traded and privately held companies that develop software, hardware, and other technologies or provide services supporting its technologies. We may also purchase from or make sales to these organizations.

Ringmaster S.r.l.

We have a 50% interest in Ringmaster S.r.l. (“Ringmaster”), an Italian joint venture, that is accounted for using the equity method of accounting. Ringmaster provides software development services for our interactive gaming business pursuant to an agreement dated December 7, 2011. Our investment in Ringmaster was $1 million at December 31, 2022 and 2021.

We incurred $9 million, $6 million, and $7 million in expenses to Ringmaster for the years ended December 31, 2022, 2021, and 2020, respectively.

Connect Ventures One LP and Connect Ventures Two LP

We hold investments in two venture capital funds, Connect Ventures One LP and Connect Ventures Two LP (the “Connect Ventures”), that are accounted for as equity method investments. De Agostini also holds investments in the Connect Ventures, and Nicola Drago, an immediate family member of Marco Drago, a member of the Parent’s board of directors, holds a 10% ownership interest in, and is a non-executive member of, Connect Ventures LLP, the fund that manages the Connect Ventures.

Our investment in Connect Ventures One LP was $3 million at December 31, 2022 and 2021. Our investment in Connect Ventures Two LP was $5 million and $6 million at December 31, 2022 and 2021, respectively.