Form 20-F
period 2023-12-31
International Game Technology PLC
filed 2024-03-12
CIK 1619762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

200,482,249	ordinary shares, nominal value $0.10 per share

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
☒ Yes   ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes   ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
This annual report on Form 20-F includes the Consolidated Financial Statements of the Company for the years ended December 31, 2023, 2022, and 2021 (the “Consolidated Financial Statements”) prepared in accordance with United States Generally Accepted Accounting Principles as issued by the Financial Accounting Standards Board.
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

Abbreviation/Term	Definition
ADM	the Agenzia delle Dogane e Dei Monopoli, which regulates gaming in Italy
Adjusted EBITDA or AEBITDA	EBITDA adjusted for foreign exchange gain (loss), net, other non-operating expenses, net, impairment losses, restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items
Adjusted Free cash flow	Free Cash Flow excluding the net of tax cash payments in connection with material litigation
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B2B	business-to-business
B2C	business-to-consumer
BEAT	base-erosion and anti-abuse tax
Board	the Board of Directors of International Game Technology PLC
Brexit	the United Kingdom’s withdrawal from the European Union
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Company	the Parent together with its consolidated subsidiaries
CA 2006	Companies Act 2006, as amended
Constant-currency	amounts calculated by applying the prior-year/period exchange rates to current financial data expressed in local currency
De Agostini	De Agostini S.p.A.
EBITDA	earnings before interest, taxes, depreciation and amortization
EMEA	Europe, Middle East and Africa
ESG	environmental, social and governance
E.U.	European Union
FMC	facilities management contract
Free cash flow	cash flow from operations less capital expenditures and payments on license obligations
GAAP	United States Generally Accepted Accounting Principles
GDPR	E.U. General Data Protection Regulation (“E.U. GDPR”) and the E.U. GDPR as retained as law in England and Wales by the European Union (Withdrawal) Act (“U.K. GDPR”)
GILTI	global intangible low-taxed income
iGaming	real money digital (interactive) gaming
IGT	the Parent together with its consolidated subsidiaries
LATAM	Latin America
LMA	lottery management agreement
Loyalty Plan	the terms and conditions related to the Special Voting Shares
Loyalty Register	the register of ordinary shares for which holders thereof have validly elected to exercise the related Special Voting Shares
Net debt	debt minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale
NYSE	New York Stock Exchange
Parent	International Game Technology PLC
R&D	research and development
Same-store sales	wagers, at constant currency, recorded in lottery jurisdictions where we are the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparison between periods
SEC	United States Securities and Exchange Commission
Special Voting Shares	the special voting shares in the Parent, worth U.S.$0.000001 each and carrying 0.9995 votes
U.K.	United Kingdom
U.S.	United States of America
Wire Act	U.S. Interstate Wire Act of 1961

FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F includes forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, transactions, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “outlook,” “possible,” “potential,” “predict,” “project,” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to):
•the possibility that the Company may not achieve its anticipated financial results in one or more future periods and create incremental value for shareholders;
•the possibility that the Parent will be unable to pay dividends to shareholders or that the amount of such dividends may be less than anticipated;
•the Company’s ability to execute on mergers, acquisitions, divestitures, corporate spin offs, and/or strategic alliances, including our ability to integrate and operate such acquisitions or alliances consistent with forecasting to achieve future growth;
•the Company’s ability to execute on key initiatives and deliver on-going improvements;
•the effects of geopolitical or military conflicts, including events concerning Ukraine, Taiwan and Israel, that could affect the Company, its suppliers and/or customers;
•changing economic conditions in the global markets where the Company operates, including economic slowdowns, rising interest rates, inflationary and other economic factors that pressure customer spending, changes in customer demand for products and services and a slowdown in customer payments;
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
•reliance on and integration of information technology systems, including the ability to prevent, mitigate or timely recover from cybersecurity incidents;
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

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in “Item 3. Key Information—D. Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and other documents filed by the Parent from time to time with the SEC. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. Nothing in this annual report is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of the Parent for the current or any future financial years will necessarily match or exceed the historical published earnings per share of the Parent, as applicable. All forward-looking statements contained in this annual report on Form 20-F are qualified in their entirety by this cautionary statement.

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

A substantial portion of the Company’s revenues is derived from exclusive licenses awarded to the Company by the ADM, the governmental authority responsible for regulating and supervising gaming in Italy. For the years ended December 31, 2023 and 2022, approximately 10% and 9%, respectively, of the Company’s total consolidated revenues was earned for service provided for the operation of the Italian Gioco del Lotto game and approximately 10% and 9%, respectively, was earned for service provided for the operation of the Italian Scratch & Win instant ticket game.

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

In addition, recurring revenues from the Company’s top 10 customers outside of Italy accounted for approximately 24% of its total consolidated revenues for the year ended December 31, 2023. In 2024, the Company expects to lose one of these customers, Camelot UK Lotteries Limited in the United Kingdom, which represented approximately 1% of consolidated revenue in 2023, and the Company may not be able to replace those revenues. If the Company were to lose any of its other larger customers, or if these larger customers experience lower sales and consequently reduced revenues, which are primarily service revenues, there could be a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company’s operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts with its customers.

The Company derives a substantial portion of its revenues from its portfolio of long-term operating contracts, FMCs, and LMAs in the Global Lottery segment (equal to approximately 53% of its total consolidated revenues for the year ended December 31, 2023), awarded through competitive procurement processes. The Company’s U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for material, uncured breaches and for other specified reasons out of the Company's control, such as the failure by a state legislature to approve the required budget appropriations. In addition, many of these contracts in the U.S. permit the lottery authority to terminate the contract at will with limited notice and do not specify the compensation to which the Company would be entitled were such termination to occur. If one or more of the Company’s U.S. lottery contracts were terminated, or were not renewed or extended, there is no guarantee that the Company would be able to identify replacement sources of revenue in a timely fashion, or at all. Additionally, the loss of one or more of the Company’s U.S. lottery contracts to a competitor could place the Company at a competitive disadvantage.

In the event that the Company is unable or unwilling to perform under certain lottery contracts, such contracts permit the lottery authority a right to use the Company's system-related equipment and software necessary for the performance of the contract until the expiration or earlier termination of the contract.

The termination of or failure to renew or extend one or more of the Company’s lottery contracts, or the renewal or extension of one or more of the Company’s lottery contracts on materially altered terms, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Adverse changes in discretionary consumer spending and behavior, including as a result of the occurrence or perception of economic slowdown, rising interest rates and/or inflation, may adversely affect the demand for gaming and overall economic trends specific to the gaming industry and the Company's business.

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

Consumer discretionary income and its potential effects on gaming activity may directly or indirectly impact the revenues generated by the Company's business. Economic factors resulting in a reduction, or the perception of a reduction, in such discretionary income could result in fewer lottery ticket sales and fewer patrons visiting casinos or engaging in online or digital gaming. A decline in discretionary income over an extended period could cause some of the Company’s customers to close casinos or other gaming operations, which would adversely affect the Company's business. A decline in casino visits may also have an adverse impact on the businesses of our casino customers and their ability to purchase or lease products and services from the Company.

The occurrence or perception of an economic slowdown or recession may also have a negative impact on consumer discretionary spending, particularly when combined with the occurrence or perception of rising interest rates and inflation (or increases in the prices of consumer products, including food and energy). If these conditions persist or worsen, it may result in declines in lottery ticket sales and fewer patrons visiting casinos and engaging in online or digital gaming, which could have a material adverse effect on the Company’s business and results of operations.

The Company is subject to substantial penalties for failure to perform.

The Company’s Italian licenses, lottery contracts in the U.S. and in other jurisdictions, and other service contracts often require performance bonds or letters of credit to secure its performance under such contracts and require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company.

At December 31, 2023, the Company had outstanding performance bonds and letters of credit in an aggregate amount of approximately $1.0 billion. These instruments present a potential expense for the Company and could divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on the Company's results of operations, business, financial condition, liquidity, or prospects.

The Company’s success depends in large part on its ability to develop and manage frequent introductions of innovative products and the ability to respond to technological changes, and slow growth or declines in the lottery and gaming markets could lead to lower revenues for the Company.

The Company’s future success will depend, in part, on the success of the lottery and gaming industries in attracting and retaining new players in the face of increased competition in the entertainment and gaming markets, as well as the Company's own success in developing innovative services, products, and distribution methods/systems to achieve this goal. The Company must continually introduce and successfully market new games and technologies to remain competitive and effectively stimulate customer demand. The process of developing new products is inherently complex and uncertain. It requires accurate anticipation of changing customer needs and end-user preferences as well as emerging technological trends. If the Company's competitors develop new game content or innovative products and the Company fails to keep pace, its business could be adversely affected. Additionally, if the Company’s competitors adopt and employ new technologies, such as artificial intelligence, more rapidly than the Company is able to do so, the Company could experience a competitive disadvantage or comparatively higher costs than its competitors.

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

At December 31, 2023, the Company held more than 4,600 patents and more than 9,800 trademarks filed and registered worldwide. The Company protects its intellectual property to ensure that its competitors do not use such intellectual property. However, intellectual property laws in the U.S., Italy, and in other jurisdictions may afford differing and limited protection, may not permit the Company to gain or maintain a competitive advantage, and may not prevent its competitors from duplicating its products, designing around its patented products, or gaining access to its proprietary information and technology.

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

The Company maintains various patents, trademarks, copyrights and trade secrets and intends to enforce its intellectual property rights. From time to time, the Company may assert claims against third parties that it believes are infringing its intellectual property rights. Litigation initiated or defended to protect and enforce the Company’s intellectual property rights could be costly, time consuming and distracting to management, could fail to obtain the results sought, and could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

If the Company is unable to license intellectual property from third parties, its ability to compete in the market may be harmed.

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

Third party intellectual property infringement claims against the Company could limit its ability to compete effectively.

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

The Company’s business may be adversely affected by lower cost of entry into the gaming industry.

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

From time to time, the Company may pursue divestitures in support of its strategic goals. For example, on May 10, 2021, the Company completed the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses (“Italian B2C businesses”) to Gamenet Group S.p.A. and on September 14, 2022, a wholly-owned subsidiary of the Company completed the sale of the Company’s Italian commercial services business to PostePay S.p.A. – Patrimonio Destinato IMEL. On June 8, 2023, the Company also announced a review of potential strategic alternatives for the Global Gaming and PlayDigital segments, which included the potential sale of these segments. The Parent subsequently entered into definitive agreements with Everi Holdings Inc., a Delaware corporation (“Everi”), Ignite Rotate LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Company (“SpinCo”), and Ember Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Everi (“Merger Sub”) on February 28, 2024, pursuant to which the Company will separate its Global Gaming and PlayDigital businesses by way of a taxable spin-off to the Parent’s shareholders and then immediately combine such businesses with Everi (the “Separation & Divestiture”). We refer to the entity resulting from the combination of the Parent’s Global Gaming and PlayDigital businesses with Everi as the “Combined Company” in this annual report on Form 20-F. The Parent will change its name and continue to trade on the NYSE under a new ticker symbol. Refer to “Notes to the Consolidated Financial Statements—26. Subsequent Events” for further information on the Separation & Divestiture as well as “Risks related to the Company’s Separation & Divestiture of the Global Gaming and PlayDigital Businesses” for risk factor discussions specific to the Separation & Divestiture.

Divestitures involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of business, the potential loss of revenues, increased customer concentration, departures of key employees, the retention of uncertain contingent liabilities related to the divested business, and potential reputational harm resulting from proposed transactions or the failure to consummate a proposed transaction. The Company may not be successful in managing these or any other significant risks that it encounters in any divestiture the Company may undertake, and any such divestiture could materially and adversely affect the Company’s business, financial condition, results of operations and cash flows, and may also result in a diversion of management attention, operational difficulties and losses. Further, there can be no assurance whether any particular planned divestiture will be completed on the originally proposed terms and timeline, or at all, or that the strategic benefits and expected financial impact of any divestiture will be achieved.

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

The Company faces reputational risks related to the use of social media.

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

The Company’s results of operations, cash flows and financial condition could be affected by public health issues, geopolitical instability and other potentially disruptive events in the locations where the Company’s customers, suppliers or regulators operate.

The Company may be impacted by public health crises (including the outbreak of communicable diseases such as COVID-19) that could negatively impact the Company’s operations or the operations of the Company’s customers, suppliers, data service providers and regulators.

The Company’s operations could also be impacted by geopolitical instability, including the outbreak and escalation of war (such as the Russia-Ukraine and Israel-Hamas conflicts), terrorism or other acts of violence any of which could adversely affect the Company’s ability to operate and deliver its products and services.

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

Any changes in the legal or regulatory framework or other changes, such as increased taxation, changes in the compensation paid to licensees, or increases in the number of licenses, authorizations, or licenses awarded to the Company's competitors, could materially affect its profitability.

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

Investigations by governmental and licensing entities can result in adverse findings or negative publicity.

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

Failure to comply with data privacy laws, including the GDPR could result in significant penalties.

Our business is subject to the E.U. GDPR and the U.K. GDPR (and together with the E.U. GDPR, the “GDPR”). The GDPR has direct effect where an entity is established in the European Economic Area (the “EEA”) or the U.K. and has extraterritorial effect where an entity established outside the EEA or the U.K. processes personal data in relation to the offering of goods or services to individuals in the EEA and/or the U.K. or the monitoring of their behavior. The GDPR imposes a number of obligations on controllers, including, among others:

•accountability and transparency requirements, which requires controllers to demonstrate and record compliance with the GDPR and to provide more detailed information to data subjects regarding processing;
•requirements to process personal data lawfully, including specific requirements for obtaining valid consent where consent is the lawful basis for processing;
•obligations to consider data privacy as any new products or services are developed and designed and to limit the amount of information collected, processed, and stored as well as its accessibility;
•constraints on automated individual decision-making, including profiling data subjects;
•providing data subjects with data protection rights such as (among others) a right to ask for a copy of personal data to be provided to a third party in a usable format on request and erasing or rectifying personal data in certain circumstances;
•obligations to implement appropriate technical and organizational security measures to safeguard personal data; and
•obligations to report certain personal data breaches to the relevant supervisory authority without undue delay (and no later than 72 hours where feasible) and affected individuals where the personal data breach is likely to result in a high risk to their rights and freedoms.

In addition, the GDPR prohibits the international transfer of personal data from the EEA/U.K. to countries outside of the EEA/U.K. unless made to a country deemed to have “adequate” data privacy laws by the European Commission or U.K. Government or if a data transfer mechanism has been put in place or a derogation under the GDPR can be relied upon. In July 2020, the Court of Justice of the European Union (“CJEU”) in its Schrems II ruling invalidated the E.U.-U.S. Privacy Shield framework, a self-certification mechanism that facilitated the lawful transfer of personal data from the EEA to the U.S., with immediate effect. The CJEU upheld the validity of standard contractual clauses (“E.U. SCCs”) as a legal mechanism to transfer personal data but companies relying on E.U. SCCs will need to carry out a transfer impact assessment (“TIA”), which among other things, assesses laws governing access to personal data in the recipient country and considers whether supplementary measures that provide privacy protections additional to those provided under E.U. SCCs will need to be implemented to ensure an “essentially equivalent” level of data protection to that afforded in the EEA.

Further, on October 7, 2022, the U.S. President introduced an Executive Order to facilitate a new Trans-Atlantic Data Privacy Framework (“DPF”) and on July 10, 2023, the European Commission adopted its Final Implementing Decision granting the

U.S. adequacy (“Adequacy Decision”) for E.U.-U.S. transfers of personal data for entities self-certified to the DPF. Entities relying on E.U. SCCs for transfers to the U.S. are also able to rely on the analysis in the Adequacy Decision as support for their TIA regarding the equivalence of U.S. national security safeguards and redress.

The U.K. Government has also published its own form of E.U. SCCs called an International Data Transfer Agreement and an International Data Transfer Addendum to the new E.U. SCCs. The U.K.’s Information Commissioner’s Office has also published its own version of the TIA and guidance on international transfers, although entities may choose to adopt either the E.U. or U.K. style TIA. Further, on September 21, 2023, the U.K. Secretary of State for Science, Innovation and Technology established a U.K.-U.S. data bridge (i.e., a U.K. equivalent of the Adequacy Decision) and adopted U.K. regulations to implement the U.K.-U.S. data bridge (the “U.K. Adequacy Regulations”). Personal data may now be transferred from the U.K. under the U.K.-U.S. data bridge through the U.K. extension to the DPF to organizations self-certified under the U.K. extension to DPF.

Other jurisdictions in which the Company operates have implemented, or are considering implementing, data privacy laws similar to the GDPR. Several of the Parent’s subsidiaries deal with a significant amount of employee personal data. There is a risk that the Company's policies and procedures for compliance with data privacy laws, including the GDPR will not be implemented correctly or that individuals within the Company will not be fully compliant with the new procedures. Failure to comply with data privacy laws may have serious financial consequences to the Company. For example, failure to comply with the GDPR may lead to fines of up to the maximum of either €20 million (under the E.U. GDPR) or £17.5 million (under the U.K. GDPR) or 4% of worldwide annual revenue, whichever is greater, for serious violations of certain of the GDPR’s requirements, and the Company could face significant administrative sanctions and reputational damage that could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects. There is a risk that we could be impacted by a cybersecurity incident that results in loss or unauthorized disclosure of personal data, potentially resulting in the Company facing harms similar to those described above.

Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with any new data protection rules. In addition, states are constantly adopting new laws or amending existing laws, requiring attention to frequently changing requirements. For example, California enacted the California Consumer Privacy Act (CCPA), which took effect on January 1, 2020, and was the first comprehensive state privacy law in the United States. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provide such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches. Further, the California Privacy Rights Act (the CPRA), which further amended the CCPA, went into effect on January 1, 2023. The CCPA, as amended by the CPRA, imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Similar laws have been adopted and proposed in other states, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging. For example, the Nevada Privacy of Information Collected on the Internet from Consumers Act went into effect on October 1, 2021, the Virginia Consumer Data Protection Act went into effect on January 1, 2023, the Colorado Privacy Act went into effect on July 1, 2023, the Connecticut Data Privacy Act went into effect July 1, 2023, and the Utah Consumer Privacy Act went into effect December 31, 2023.

The Federal Trade Commission (FTC) and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the collection, use, dissemination and security of personally identifiable information. For instance, the FTC published an advance notice of proposed rulemaking on commercial surveillance and data security in 2022 and may implement new trade regulation rules or other regulatory alternatives concerning the ways in which companies (1) collect, aggregate, protect, use, analyze, and retain consumer data, as well as (2) transfer, share, sell, or otherwise monetize that data in ways that are unfair or deceptive in the coming years. Privacy laws require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal information. Violating individuals’ privacy rights, publishing false or misleading information about security practices, or failing to take appropriate steps to keep individuals’ personal information secure may constitute unfair or deceptive acts or practices in violation of Section 5 of the FTC Act. Federal regulators, state attorneys general and plaintiffs’ attorneys have been and will likely continue to be active in this space, and if we do not comply with existing or new laws and regulations related to personally identifiable information, we could be subject to criminal or civil sanctions.

The Company is exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanction programs.

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

Changes to U.S. and foreign tax laws could adversely affect the Company.

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

On June 21, 2016, the E.U.’s ministers of Finance and Economic Affairs unanimously approved the Anti-Tax Avoidance Directive to harmonize potential BEPS changes in the E.U. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. We expect that countries may change their tax laws in response to this project, and several countries have already changed or proposed changes to their tax laws. On July 1, 2020, the Anti-Tax Avoidance Directive II (“ATAD II”) entered into force, with provisions on hybrid structures entering into force on January 1, 2021 to apply to income obtained in the tax year starting December 31, 2020. ATAD II is designed to prevent hybrid mismatches giving rise to a double deduction or to a deduction without taxation in different tax jurisdictions. In certain cases, taxpayers may be denied the right to recognize tax deductible costs on payments subject to a double deduction. On December 22, 2021, the E.U. published the draft Anti-Tax Avoidance Directive III (“ATAD III”) designed to impose new minimum substance rules to prevent the misuse of shell entities for improper tax purposes. ATAD III proposes to introduce reporting requirements for certain E.U. tax resident companies with mobile and/or passive income (such as interest, dividends and royalty income) that have inadequate economic substance (as prescribed under ATAD III). If an entity fails to meet these substance requirements, it will be denied benefits under double tax treaties and various E.U. directives. ATAD III was originally intended to be implemented by E.U. member states, by June 30, 2023, with a planned effective date of January 1, 2024, but has been delayed further. The details of these rules are therefore subject to change.

In addition, the OECD is continuing to work on a two-pillar initiative, “BEPS 2.0,” which is aimed at (i) shifting taxing rights to the jurisdiction of the consumer (“Pillar One”); and (ii) ensuring all companies pay a global minimum tax (“Pillar Two”). Pillar One will, broadly, re-allocate taxing rights over 25% of the residual profits of multinational enterprises (“MNEs”) with global turnover in excess of 20 billion euros (excluding extractives and regulated financial services) to the jurisdictions where the customers and users of those MNEs are located. Pillar Two will, broadly, consist of two interlocking domestic rules (together the Global Anti-Base Erosion Rules (the “GloBE Rules”)): (i) an Income Inclusion Rule (“IIR”), which imposes top-up tax on a parent entity in respect of the low-taxed income of a constituent entity; and (ii) an Undertaxed Payment Rule (“UTPR”), which denies deductions or requires an equivalent adjustment to the extent the low-taxed income of a constituent entity is not subject to tax under an IIR. There will also be a treaty-based Subject To Tax Rule that allows source jurisdictions to impose limited source taxation on certain related party payments subject to tax below a minimum rate.

For countries other than the U.S., the OECD recommended model GloBE Rules for Pillar Two in late 2021. The OECD also released further guidance on the model GloBE Rules throughout 2022 and 2023. This includes the release in early February 2023 of technical guidance which comments in particular on the interaction between the model GloBE Rules and current U.S. tax law, and the release in July 2023 of further administrative guidance which contains details of how to calculate tax for the purposes of Pillar Two. Many aspects of Pillar Two have become effective as of January 1, 2024, with other aspects expected to become effective in 2025.

Several aspects of the model GloBE Rules, including whether some or all of the Company’s business and the companies in which the Company invests may fall within the scope of the exclusions therefrom, currently remain unclear or uncertain notwithstanding existing commentary and draft legislation. The U.K. enacted legislation in July 2023 implementing the IIR via a “multinational top-up tax” (“MTT”) (alongside a U.K. domestic top-up tax) that will apply to multinational enterprises for accounting periods beginning on or after December 31, 2023. Finance Act 2024 enacts certain amendments to the IIR which was previously enacted in the MTT legislation. The amendments have restrospective effect for accounting periods beginning on or after December 31, 2023. On November 29, 2023 a Finance Bill proposed new provisions relating to the U.K.’s implementation of a UTPR rule for accounting periods beginning on or after December 31, 2024. The UTPR rule is expected to be introduced by a later Finance Bill, although the effective date will remain the same.

It is likely that other countries or jurisdictions will implement the recommended model GloBE Rules (including either or both the IIR or UTPR) as drafted or in a modified form, although some countries may not introduce such changes. The implications of such implementations for the Company’s business remain uncertain, both at a domestic level and in terms of how domestic implementations may interact with implementing legislation in other relevant jurisdictions.

The timing, scope, and implementation of any of the potential Pillar Two provisions into the domestic law of relevant countries remains subject to significant uncertainty, and the content of existing and future OECD guidance (and its consistency with current international tax principles or with implementing legislation of relevant countries) also remains uncertain. Depending on how the model GloBE Rules are implemented or clarified by additional commentary or guidance in the future, they may result in material additional tax being payable by the Company’s business and the businesses of the companies in which the Company invests. The ultimate implementation of the BEPS project may also increase the complexity and the burden and costs of compliance and advice relating to the Company’s ability to efficiently fund, hold and realize investments, and could necessitate or increase the probability of some restructuring of the Company’s group or business operations. The implementation of the BEPS project may also lead to additional complexity in evaluating the tax implications of ongoing investments and restructuring transactions within the Company’s business.

If U.S. or other foreign tax authorities change applicable tax laws, the Company’s overall taxes could increase, and its results of operations, business, financial condition, or prospects may be adversely affected.

The Company may be subject to an unfavorable outcome with respect to pending regulatory, tax, or other legal proceedings, which could result in substantial monetary damages or other harm to the Company.

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

The Company is subject to physical risks relating to climate change and transitional risks relating to governmental and societal responses to climate change.

The Company, as well as our customers, suppliers, and partners, is subject to physical and transitional risks relating to climate change. Physical risks to our operations, and those of our affiliates, include increasingly severe and frequent weather-related events such as hurricanes, floods, drought, wildfires, and stresses on the water supply. The occurrence of one or more of these events could disrupt our properties, supply chain, and operations, and the Company’s suppliers, partners, and customers could pass along any increased costs to us, experience an interruption in their dealings with us, or experience decreased demand for our products and services. These risks could increase the Company’s operating costs (including the cost of our electricity and energy use) and compliance costs, impacting our ability to produce and market our products and the ultimate demand for our products and services.

Transitional risks arise from regulatory changes and societal shifts by governmental authorities, non-governmental organizations, customers, investors, employees, and other stakeholders, who are increasingly sensitive to ESG matters, including climate change. The effects could include, for example, a global transition away from fossil fuels that may result in increased energy prices; shifting customer preferences; stakeholder pressure to decarbonize assets; or new legal or regulatory requirements that result in new or expanded carbon pricing, taxes, restrictions on greenhouse gas emissions, and increased greenhouse gas disclosure and transparency. Regulatory changes or shifts in consumer preferences could restrict our ability to manufacture certain products or require us to find alternatives for the manufacture of certain products. In addition, governments and the public increasingly expect companies like us to report on our business practices with respect to sustainability and environmental impact, among other ESG-related topics. For example, the E.U. recently adopted the Corporate Sustainability Reporting Directive (CSRD) that will impose disclosure of the risks and opportunities arising from social and environmental issues, and on the impact of companies’ activities on people and the environment. Similarly, the State of California recently passed the Climate Corporate Data Accountability Act and the Climate-Related Financial Risk Act that will impose broad climate-related disclosure obligations on companies doing business in California. The SEC has included in its regulatory agenda potential rulemaking on climate change disclosures that, if adopted, could significantly increase compliance burdens and associated regulatory costs and complexity. This focus on ESG matters may lead to new expectations or requirements that could result in increased costs associated with research, development, manufacture, or distribution of our products, and with our and our customers’ operations more generally. Our ability to compete could also be affected by changing customer preferences and requirements, such as growing demand for companies to establish validated sustainability targets or offer more sustainable products. Failure to meet evolving regulatory requirements and stakeholder expectations could also result in litigation or regulatory actions, affecting demand for our products, which may have a material adverse impact on our financial results and longer-term loss of trust, undermining the credibility of the Company.

Operational Risks

The Company depends on its suppliers and faces supply chain risks that could adversely affect its financial results.

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

Since 2020, the Company has experienced, and the Company may continue to experience, disruptions throughout its supply chain. In particular, the Company has been adversely impacted by a shortage in the supply of electronic components necessary for the manufacture of gaming machines. These shortages have required the Company to adjust some of its delivery and production schedules, and could cause the Company to be unable to meet demand for its products or to introduce new products on schedule, leading to a reduction in potential sales. The Company cannot provide assurance as to how long it will be impacted by the shortage in electronic components, or whether it will in the future face shortages of other parts, components or subassemblies necessary for the manufacture of any of its finished products. Furthermore, global supply chain constraints have also generally led to an increase in costs, including supply costs (such as the cost of paper and electronic components), freight costs, energy costs and labor costs, among others. The Company may not be able to pass these increased costs on to customers, which may lead to decreased profit margins. As a result, the Company's results of operations, business, financial condition, or prospects could be adversely affected by these supply chain disruptions, or any future supply chain disruptions.

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

Failure to attract, retain and motivate personnel may adversely affect the Company's ability to compete.

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

The Company’s business prospects and future success rely heavily upon the integrity of its employees, directors, and agents.

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

The success of the Company’s business is dependent on customers’ confidence in the integrity of the Company’s products and systems.

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

The Company and its operations are subject to cyberattacks and cybersecurity risks which may have an adverse effect on its business and results of operations and result in increasing costs to minimize these risks.

The Company's business involves the storage and transmission of confidential business and personal information, including trade secrets, customer information, and other sensitive information, and theft, security breaches, or unauthorized access of a Company system may expose the Company to a risk of loss of, or improper use and disclosure of, such information, which may result in significant litigation expenses, liability exposure, reputational harm, and loss of consumer confidence in the integrity and security of the Company’s products and systems. The Company has developed an information security management system (the “ISMS”) to safeguard the confidentiality, integrity, and availability of all physical and electronic information assets and ensure that regulatory, operational, and contractual requirements are fulfilled. Cyberattacks on businesses, including those targeting the gaming industry, are becoming more frequent and increasingly more difficult to anticipate and prevent due to their rapidly evolving nature, and the Company believes that risks and exposures related to cybersecurity will remain high for the foreseeable future. While the Company monitors risks from cybersecurity threats, we are not aware of any cybersecurity incidents occurring during the reporting period that have materially affected the Company, including its business strategy, results of operations, or financial condition; however, there can be no guarantee that the Company will not experience such a cybersecurity incident in the future.

Within the ISMS, the Company maintains policies, procedures, and controls designed to prevent, detect, and mitigate the potential negative effects of malware attacks, phishing attacks, password attacks, “Man-in-the-Middle” attacks, Denial-of-Service attacks, and other cybersecurity risks. The Company periodically reviews these elements of the ISMS for continued effectiveness, incorporating updates to reflect new business realities and changes to the Company’s risk profile. However, despite these efforts, the Company may not be able to prevent or detect every cyberattack or incident or reduce the negative effects they may cause.

Any failure, compromise, or breach of the Company’s security measures that results in the release of confidential business and/or personal information could seriously harm the Company’s reputation and have a materially adverse effect on the results of operations, business, financial condition, or prospects of the Company and the Company’s customers. Additionally, cyberattacks could also compromise trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable, which could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects. The Company’s security measures may be breached due to employee error, malfeasance, system errors, or vulnerabilities, including the vulnerabilities of the Company’s subcontractors, vendors, suppliers, or otherwise. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, become more sophisticated, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or to implement adequate preventative measures.

Though the Company maintains first and third-party cybersecurity insurance coverage in an attempt to mitigate cybersecurity risks, such policies may not be sufficient to mitigate all the potential negative effects of a cyberattack or incident that occurs.

Technology failures may disrupt the Company’s business and have an adverse effect on its results of operations.

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

In addition, any disruption in the Company’s network or telecommunications services, or those of third parties that the Company uses in its operations, could affect the Company’s ability to operate its systems, which could result in reduced revenues and customer downtime. The Company’s network and databases of business and customer information, including intellectual property and other proprietary business information and those of third parties the Company uses, are susceptible to outages due to fire, floods, power loss, break-ins, cyberattacks, network penetration, data privacy or security breaches, denial of service attacks, and similar events, including inadvertent dissemination of information due to increased use of social media. Disruptions with such systems could result in a wide range of negative outcomes, including devaluation of the Company’s intellectual property, increased expenditures on data security, and costly litigation and potential payment of liquidated damages, each of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Financial Risks

Covenants in the Company’s debt agreements may limit its ability to pay dividends, repurchase shares and operate its business, and the Company’s breach of such covenants could materially and adversely affect its results of operations, business, financial condition, or prospects.

Certain of the Company’s debt agreements require that it comply with covenants that may limit the Company’s ability to:

•return capital to shareholders either through the payment of dividends and/or share repurchases;
•raise additional capital, including the issuance of debt;
•react to industry changes or economic conditions;
•acquire assets of other companies or acquire, merge or consolidate with other companies;
•dispose of assets;
•manage interest rate risk on its variable rate debt; and
•grant security interests in its assets.

The Company’s ability to comply with these covenants may be affected by events beyond its control, such as prevailing economic, financial, regulatory and industry conditions, and these covenants may limit its ability to react to market conditions or take advantage of potential business opportunities. Further, a breach of such covenants could, if not cured or waived, result in acceleration of its indebtedness, result in the enforcement of security interests or force the Company into bankruptcy or liquidation. Such a breach or any failure to otherwise timely repay outstanding indebtedness could have a material adverse effect on the Company’s results of operations, business, financial condition or prospects.

The Company may incur additional impairment charges.

The Company reviews its long-lived and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. The Company tests goodwill and other indefinite-lived intangible assets for impairment at least annually. Factors that may indicate a change in circumstances, such that the carrying value of the Company’s goodwill, amortizable intangible assets, or other non-amortizing assets may not be recoverable, include a decline in the Company’s stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in industry segments in which the Company participates. The Company may be required to record a significant charge in its Consolidated Financial Statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect the Company’s results of operations. While during the year ended December 31, 2023, the Company did not identify any events or circumstances that would indicate that it is more likely than not that the fair value of any reporting unit was less than its carrying amount, the Company cannot provide assurance that future changes will not require additional material impairment charges in any of its business segments in the future.

The establishment and utilization of alternative reference rates may increase the amount of interest the Company pays with respect to floating rate indebtedness denominated in U.S. dollars.

As of December 31, 2023, $476 million of the Company’s outstanding indebtedness had an interest rate which was calculated with reference to the Secured Overnight Financing Rate (“SOFR”). SOFR is the principal replacement reference rate for the U.S. dollar London Inter-Bank Offered Rate (“USD LIBOR”) in the Company’s outstanding indebtedness agreements, with the one-week and two-month U.S.-dollar LIBOR having ceased at the end of 2021 and the remaining tenors of the U.S.-dollar LIBOR having ceased publication after June 30, 2023. Because SOFR is based on overnight funding transactions secured by U.S. Treasury securities, it differs fundamentally from USD LIBOR. SOFR has a limited history, having been first published in April 2018. There is no assurance that SOFR will perform in the same or similar way as USD LIBOR would have performed, that SOFR will be a suitable replacement for USD LIBOR, or that the replacement of USD LIBOR with SOFR will not increase the amount of interest that the Company pays with respect to floating rate indebtedness denominated in U.S. dollars.

Fluctuations in foreign currency exchange rates affect our reported operating results in U.S. dollar terms.

Revenue generated and expenses incurred by our subsidiaries are often denominated in the currencies of the local countries. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates when the financial results of our international subsidiaries are translated from local currencies into U.S. dollars. In addition, our financial results are subject to changes in exchange rates that impact the settlement of transactions in non-functional currencies. Our primary foreign currency exchange rate exposure arises from translating Euros into U.S. dollars.

Global events, including geopolitical developments, fluctuating commodity prices, trade tariff developments, and inflation, have caused and/or contributed to, and may in the future cause or contribute to, economic uncertainty and uncertainty about the interest rate environment. These factors could amplify the volatility of currency fluctuations, as has been the case in jurisdictions including Argentina in recent years. Therefore, fluctuations in the value of foreign currencies may impact our operating results when translated into U.S. dollars. Such fluctuations may also impact our ability to accurately predict our future results. Although we maintain a hedging program to mitigate some of this volatility and related risks, there can be no assurance that the hedging program will be effective in offsetting the adverse financial impacts that may result from unfavorable movements in foreign currency exchange rates.

Risks related to the Loyalty Voting Structure

The concentrated voting power held by De Agostini S.p.A., and the Parent’s loyalty voting structure, may limit other shareholders' ability to influence corporate decisions.

At March 7, 2024, De Agostini S.p.A. had an economic interest in the Parent of approximately 42.61% (excluding treasury shares) and, due to its election to exercise the Special Voting Shares associated with its ordinary shares pursuant to the loyalty plan, a voting interest in the Parent of approximately 59.75% of the total voting rights (excluding treasury shares). See “Item 7. Major Shareholders and Related Party Transactions” for additional information. This shareholder may make decisions with which other shareholders may disagree, including, among other things, delaying, discouraging, or preventing a change of control of the Company or a potential merger, consolidation, tender offer, takeover, or other business combination and may also prevent or discourage shareholders’ initiatives aimed at changes in the Parent’s management.

The tax consequences of the loyalty voting structure are uncertain.

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

The loyalty voting structure may affect the liquidity of the Parent's ordinary shares and reduce their ordinary share price.

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

Risks related to the Company’s Separation & Divestiture of the Global Gaming and PlayDigital Businesses

The Company may not complete the Separation & Divestiture of the Global Gaming and PlayDigital businesses with Everi within the time frame anticipated or at all.

On February 28, 2024, the Parent entered into definitive agreements for the Separation & Divestiture of the Global Gaming and PlayDigital businesses, as described in “Notes to the Consolidated Financial Statements—26. Subsequent Events”. The Separation & Divestiture, which is expected to be taxable for the Parent’s shareholders for U.S. federal income tax purposes and UK tax purposes, will be subject to the satisfaction of a number of customary conditions, including, among others: (i) final approval by the Parent’s shareholders and Everi’s stockholders; (ii) receipt of regulatory approvals, including from gaming regulators in the jurisdictions where the Combined Company will operate and from U.S. antitrust authorities; and (iii) the filing with the SEC and effectiveness of registration statements for Everi and SpinCo. The failure to satisfy all of the required conditions could delay the completion of the Separation & Divestiture for a significant period of time or prevent it from occurring at all.

Transactions, such as the Separation & Divestiture contemplated between the Company and Everi, are complex in nature, and unanticipated developments or changes, including, among other things, changes in law, the macroeconomic environment, market conditions, regulatory or geopolitical conditions, or natural disasters may affect our ability to complete the Separation & Divestiture as currently expected and within the anticipated time frame or at all. Additionally, the Agreement and Plan of Merger by and among the Company, SpinCo, Everi, and Merger Sub (the “Merger Agreement”) contains specified termination rights for Everi and the Parent, including, among other things, that either party may terminate the Merger Agreement if either Everi’s or the Parent’s board adopts, approves, endorses, declares advisable, or recommends to its stockholders an acquisition proposal other than the contemplated Separation & Divestiture, and under other circumstances as set forth in the Merger Agreement. The Merger Agreement further provides that in connection with a termination of the Merger Agreement under specified circumstances, each of Everi and the Parent may be obligated to pay a termination fee of $80 million and/or reimburse the other party for certain fees and expenses.

Any changes to the proposed Separation & Divestiture or delay in completing the Separation & Divestiture could cause the Company not to realize some or all of the expected benefits or realize them on a different timeline than expected. In addition, the terms and conditions of the required regulatory authorizations and consents that are granted, if any, may impose requirements, limitations or costs, or place restrictions on the conduct of the Combined Company or may materially delay the completion of the Separation & Divestiture. If the completion of the proposed Separation & Divestiture is delayed or does not occur, this could result in a material adverse effect on our financial condition, results of operations, ability to pursue alternative transactions, and reputation.

The pendency of the Separation & Divestiture with Everi could adversely affect our business and operations.

Whether or not the proposed Separation & Divestiture is completed, the Company’s businesses and operations may face material challenges in connection with the Separation & Divestiture, including, without limitation:

•the diversion of management’s attention from ongoing business concerns as a result of the devotion of management’s attention to the Separation & Divestiture;
•maintaining employee morale and retaining key management and other employees;
•retaining existing business and operational relationships, including with customers, suppliers, employees and other counterparties, and attracting new business and operational relationships;

•execution and related risks in connection with financing transactions undertaken by the Company in connection with the Separation & Divestiture;
•dis-synergy costs, costs of restructuring transactions (including taxes), and other significant costs and expenses; and
•potential negative reactions from the financial markets if the Company fails to complete the Separation & Divestiture as currently expected, within the anticipated time frame or at all.

Any of these factors could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows, and/or the price of our ordinary shares.

Costs associated with the Separation & Divestiture with Everi may be higher than anticipated.

We expect to incur significant costs in connection with the Separation & Divestiture, including the cost of financing, separation costs, transaction costs, legal and regulatory fees, and other costs that our management team believes are necessary to execute the Separation & Divestiture. The incurrence of these costs could have a material adverse effect on our financial condition and results of operations in the periods in which they are incurred. Additionally, the Company, the Parent’s shareholders, and/or the Combined Company may incur higher than anticipated tax liabilities in connection with the Separation & Divestiture.

There can be no assurance that the total projected market capitalization of the Parent's ordinary shares after the proposed Separation & Divestiture with Everi will be equal to or greater than the total projected market capitalization before the proposed Separation & Divestiture or that the price per share of the Parent's ordinary shares following the Separation & Divestiture will either exceed or remain higher than the current anticipated per share price.

There can be no assurance that the market price per share of the Parent's ordinary shares after the Separation & Divestiture will rise or remain constant. If the Company completes the Separation & Divestiture and the market price of the Parent's ordinary shares declines, the percentage decline as an absolute number and as a percentage of the Parent's overall market capitalization may be greater than would occur in the absence of the Separation & Divestiture. In many cases, both the total market capitalization of an issuer and the market price of a share of such issuer's common stock following separation, divestiture or combination transactions are lower than they were before the consummation of such transactions, and the liquidity of the Parent's ordinary shares could potentially be affected by any decreases in share price and investor sentiment following the consummation of the proposed Separation & Divestiture. Additionally, the Company cannot predict whether the market value of the Parent’s ordinary shares and ordinary shares of the Combined Company after the Separation & Divestiture will be, in the aggregate, less than, equal to, or greater than the market value of the Parent’s ordinary shares prior to the Separation & Divestiture.

If the Separation & Divestiture with Everi is completed, the Company’s operational and financial profile will change, and it will be a smaller, less diversified business than exists today.

The Separation & Divestiture will result in the Company being a smaller, less diversified company with a more limited business and concentrated in the lottery sector. Of note, the Company’s Global Lottery business following the expected Separation & Divestiture will be significantly more reliant on its FMCs and LMAs in the United States and Italy. As a result, the Company may be more vulnerable to changing market conditions, which could have a material adverse effect on its business, financial condition, and results of operations. In addition, the diversification of revenues, costs, and cash flows will diminish, such that the Company’s results of operations, cash flows, working capital, effective tax rate, and financing requirements may be subject to increased volatility and its ability to fund capital expenditures and investments, pay dividends, and service debt may be diminished.

The Separation & Divestiture with Everi may not achieve the intended benefits and may expose the Company to potential risks and liabilities.

The Parent believes, among other things, that the Separation & Divestiture could provide more value to its shareholders than other potential strategic options for the Global Gaming and PlayDigital businesses. The Parent may not benefit as expected from the increased focus on its core business and the simpler business model made possible by the Separation & Divestiture. In addition, the value of the Separation & Divestiture may be reduced by potential liabilities related to post-closing indemnities, which could adversely affect the Parent’s results of operations.

If the Separation & Divestiture with Everi is completed, there may be changes in our shareholder base, which may cause the price of the Parent’s ordinary shares to fluctuate.

Investors holding the Parent’s ordinary shares may hold such ordinary shares because of a decision to invest in a company that operates in multiple gaming markets with a diversified portfolio. If the Separation & Divestiture is completed, shares of the Parent’s ordinary shares will represent an investment in a business concentrated in the lottery sector. These changes may not match some shareholders’ investment strategies, which could cause them to sell their shares of the Parent’s ordinary shares, and excessive selling pressure could cause the market price to decrease prior to and following the consummation of the Separation & Divestiture.

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
Capital Expenditures and Divestitures
For a description, including the amount invested, of the Company’s principal capital expenditures (including interests in other companies) for the years ended December 31, 2023, 2022, and 2021, see “Item 5. B. Liquidity and Capital Resources—Capital Expenditures.”
For a description of the Company’s principal divestitures for the years ended December 31, 2023, 2022, and 2021, see “Item 5.A. Operating Results.”
On February 29, 2024, the Company announced the Separation & Divestiture of the Global Gaming and PlayDigital businesses, with an anticipated closing in late 2024 or early 2025. Refer to “Separation & Divestiture of the Global Gaming and PlayDigital Businesses” below and the “Notes to the Consolidated Financial Statements—26. Subsequent Events” for more information. The Company has not made, nor does it have in progress, any other capital expenditures or divestitures in calendar year 2024 that were not in the ordinary course of business.
Separation & Divestiture of the Global Gaming and PlayDigital Businesses
On February 28, 2024, the Parent entered into definitive agreements with Everi, SpinCo, and Merger Sub with respect to the Separation & Divestiture pursuant to which, and subject to, the terms and conditions of those definitive agreements discussed under “Item 10. Additional Information — C. Material Contracts”, (i) the Parent will transfer (or cause to be transferred) to SpinCo substantially all of the assets, and SpinCo will assume substantially all of the liabilities, of the Parent’s Global Gaming and PlayDigital businesses (the “SpinCo Business”) (the “Separation”), (ii) in connection with the Separation, the Parent will contribute all of the equity interests of International Game Technology, a Nevada corporation and a direct wholly owned subsidiary of the Parent (“Gaming HoldCo”), to SpinCo (the “SpinCo Contribution”) in exchange for (a) SpinCo issuing to the Parent additional units of SpinCo (“SpinCo Units”), resulting in the Parent owning all of the issued and outstanding SpinCo Units, and (b) Gaming HoldCo issuing to the Parent a promissory note (the “Intercompany Note”). (iii) immediately following the completion of the Separation, the Parent will distribute all of the issued and outstanding SpinCo Units pro rata to the Parent’s shareholders (the “Distribution”), and (iv) immediately after the Distribution, (a) prior to the Merger Effective Time (as defined herein), Everi will purchase two SpinCo Units from De Agostini in exchange for a price per purchased SpinCo Unit equal to the greater of the 30-day average share price of Everi’s common stock, $0.001 par value per share (“Everi common stock”), prior to the closing date or the share price of Everi common stock as of the end of the business day immediately prior to the closing date and (b) at the Merger Effective Time, Merger Sub will merge with and into SpinCo (the “Merger”), with SpinCo surviving the Merger as a direct wholly owned subsidiary of Everi, and all outstanding SpinCo Units will be converted into the right to receive shares of Everi common stock, as calculated and subject to adjustment as set forth in the Merger Agreement and in accordance with the Delaware Limited Liability Company Act. Immediately following the Merger Effective Time, (I) Everi will cause SpinCo to merge with and into Gaming HoldCo (the “Second Step Merger”), with Gaming HoldCo surviving the Second Step Merger as a direct wholly owned subsidiary of Everi, and (II) Everi will contribute the Cash Payment (as defined herein) to Gaming HoldCo and, immediately thereafter, Gaming HoldCo will pay the Cash Payment to the Parent in full satisfaction of all obligations owing by Gaming HoldCo to the Parent pursuant to the Intercompany Note. When the Second Step Merger is completed (the “Closing”), Gaming HoldCo (which at that time will hold the SpinCo Business) will be a direct wholly owned subsidiary of Everi.
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

Our business is organized into three business segments: Global Lottery, Global Gaming, and PlayDigital. Through our three business segments, we operate and provide an integrated portfolio of innovative gaming technology products and services, including online and instant lottery systems, iLottery, instant ticket printing, lottery management services, gaming systems, electronic gaming machines, iGaming, and sports betting.

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

The Company is headquartered in London, United Kingdom, with the following principal locations: (i) administrative functional office in Providence, Rhode Island; (ii) the Global Lottery headquarters in Rome, Italy; (iii) the Global Gaming headquarters in Las Vegas, Nevada; (iv) the PlayDigital headquarters in San Francisco, California; and (v) the principal location of manufacturing, logistics, and supply chain leadership in Reno, Nevada. The Company had 11,016 employees at December 31, 2023.

Products and Services

1. Global Lottery

Through its Global Lottery segment, the Company supplies a unique set of lottery solutions to 92 customers worldwide, including to 37 of the 48 U.S. lotteries (including the District of Columbia, Puerto Rico, and U.S. Virgin Islands). Lottery customers frequently designate their revenues for particular purposes, such as education, economic development, conservation, transportation, programs for senior citizens and veterans, health care, sports facilities, capital construction projects, cultural activities, tax relief, and others. Many governments have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source of funding for these programs.

Lottery products and services are provided through operating contracts, FMCs, LMAs, and product sales contracts. In the majority of jurisdictions, lottery authorities award contracts through a competitive bidding process. Typical service contracts are five (5) to ten (10) years in duration, often with multiple multi-year extension options. After the expiration of the initial or extended contract term, a lottery authority generally may either seek to negotiate further extensions or commence a new competitive bidding process. Certain customers may require the Company to pay an upfront fee for the right to exclusively manage their lottery.

The Company designs, sells, leases, and operates a complete suite of point-of-sale machines that are electronically linked with a centralized transaction processing system that reconciles lottery funds between the retailer and the lottery authority. The Company provides and operates highly secure, online lottery transaction processing systems that are capable of processing approximately 1 million transactions per minute. The Company provides more than 428,000 point-of-sale devices to lottery customers and lotteries that it supports worldwide. The Company also produces high-quality instant ticket games and provides printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services.

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

Since 1998, and for a term expiring in 2025, the Company has been the exclusive licensee for the Italian Lotto game (management of operations commenced in 1994). Beginning in November of 2016, the Company’s exclusive license for the Italian Lotto includes purely financial partners as part of a joint venture. Lottoitalia s.r.l. (“Lottoitalia”), a joint venture company among IGT Lottery S.p.A., Italian Gaming Holding a.s., Arianna 2001 (an entity associated with the Federation of Italian Tobacconists), and Novomatic Italia, is the exclusive manager of the Italian Lotto game. Lottoitalia is 61.5% owned by IGT Lottery S.p.A. The Company, through Lottoitalia, manages the activities along the lottery value chain, such as creating games, determining payouts, collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, supplying materials (including play slips, tickets and receipts), and marketing and point-of-sale materials for the game. Since 2004, and for a term expiring in 2028, the Company also has been the exclusive licensee for the instant ticket lottery (“Gratta e Vinci” or “Scratch & Win”) through Lotterie Nazionali S.r.l., a joint venture 64.0% owned by the Parent’s subsidiary IGT Lottery S.p.A., with the remainder directly and indirectly owned by Scientific Games Corporation and Arianna 2001. As of December 31, 2023, the revenue weighted-average remaining term of the Company’s existing lottery contracts in Italy was 3.4 years.

The Company’s FMCs typically require the Company to design, install, and operate the lottery system and retail terminal network for an initial term, which is typically five (5) to ten (10) years. The Company’s FMCs are granted on an exclusive basis and usually contain extension options under the same or similar terms and conditions, generally ranging from one (1) to five (5) years. Under a typical FMC, the Company maintains ownership of the technology and equipment, and is responsible for capital investments throughout the duration of the contract, although the investments are generally concentrated during the early years. The Company provides a wide range of services to lottery customers related to the technology, equipment, and facilities such as hosting, maintenance, marketing, and other support services. The Company generally provides its lottery customers retailer terminal and communication network equipment through operating leases. In return, the Company typically receives fees based upon a percentage of the sales of all lottery tickets, including draw-based and/or instant ticket games, though under certain of its agreements, the Company may receive fixed fees for certain goods or services. In limited instances, the Company provides instant tickets and online lottery systems and services under the same FMC. As of March 7, 2024, the Company had FMCs with or for the benefit of 25 U.S. jurisdictions. As of December 31, 2023, the Company’s largest FMCs by annual service revenue were Texas, California, New York, Georgia, and Florida, and the revenue weighted-average remaining term of the Company’s existing U.S. FMCs was 6.0 years (8.3 years including available extensions). Also, as of March 7, 2024, the Company operated under operating contracts or FMCs in 15 international jurisdictions, excluding U.S. and Italy.

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

Instant ticket contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis and generally range from two (2) to five (5) years with extension opportunities. Government-sponsored lotteries grant printing contracts on both an exclusive and non-exclusive basis where there is typically one primary vendor and one or more secondary vendors. A primary contract permits the vendor to supply the majority of the lottery’s ticket printing needs and includes the complete production process from concept development through production and shipment. It also typically includes marketing and research support. A primary printing contract can include any or all of the following services: warehousing, distribution, telemarketing, and sales/field support. A secondary printing contract includes providing backup printing services and alternate product sources. It may or may not include a guarantee of a minimum or maximum number of games. As of March 7, 2024, the Company provided instant ticket printing products and services to 30 customers in North America and 25 customers in international jurisdictions. The Company categorizes revenue from instant ticket printing contracts that are not part of an operator or LMA contract as product sales from “Lottery products” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.” The instant ticket production business is also highly competitive and subject to strong, price-based competition.

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

2. Global Gaming

The Company designs, develops, assembles or orders the assembly of, and provides cabinets, games, systems, and software for customers in regulated gaming markets throughout the world under fixed fee, participation and product sales contracts. As of March 7, 2024, the Company holds more than 440 global gaming licenses and primarily does business with commercial casino operators, tribal casino operators, and governmental organizations (primarily consisting of lottery operators).

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

The Company’s slot games typically fall into two (2) categories: (i) premium games; and (ii) core games.

Premium games, include:

•Wide Area Progressives (“WAP”) - games that are linked across several casinos and/or jurisdictions and share a large common jackpot, including the Wheel of Fortune® franchise; and
•Multi-Level Progressives - games, such as Prosperity Link™ and Mystery of the Lamp™, where the machines offering the game within the casino are connected and offer players the opportunity to win different levels of jackpots.

Core games, which include video reel, mechanical reel, and video poker, are typically sold and in some situations leased to customers. Some of the Company’s most popular core games in 2023 included Wolf Run EclipseTM, Egyptian LinkTM, Samurai 888TM, Double Chili Mania, PinballTM Double Gold, Keno Star, Powerhouse PlusTM, and Big City 4sTM Poker.

The Company produces other types of games including:

•“Centrally Determined” games, which are games connected to a central server that determines the game outcome;
•Class II games, which are centrally determined electronic video bingo machines that can be typically found in North American tribal casinos and certain other jurisdictions like South Africa; and
•Random-number-generated and electronic table games, including baccarat and roulette.

Gaming service revenue is primarily generated through providing premium game content and cabinets on short duration leases to customers. The pricing of these arrangements is largely variable where the casino customer pays fees to the Company based on a percentage of amounts wagered, a percentage of net win, or a daily fixed fee for use of the game content, cabinets, and related support services.

Gaming product sales revenue is generated from the sales of land-based gaming machines (equipment and game content), systems, component parts (including game conversion sales), other equipment and services. The Company also licenses intellectual property rights to third parties through royalty-bearing patent licensing agreements. The Company categorizes revenue from gaming machines as product sales from “Gaming terminals” and revenue from game content and intellectual property revenue as product sales from “Other” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

Video Lottery Terminals

The Company provides video lottery terminals (each, a “VLT” and together, “VLTs”), VLT central systems, and VLT games worldwide. VLTs are gaming machines which are regulated by lotteries, and are usually connected to a central system.

The Company provides VLT systems and machines to lotteries, either as a product sale or with long-term, fee-based contracts where the service revenue earned is generally based on a percentage of wagers, net of applicable gaming taxes. The Company categorizes revenue from VLTs as either service revenue from “Gaming terminal services” or product sales from “Gaming terminals”, depending on the nature of the transaction, as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

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

3. PlayDigital

iGaming

Digital gaming enables game play for real money wagers via applications on mobile devices and internet websites. The Company, through its PlayDigital brand, designs, assembles, and distributes a full suite of configurable products, systems, content, and services, and holds more than 50 licenses, 30 of which are specific to digital gaming only, that authorize the provision of digital gaming products and services worldwide, including digital products such as slot games, blackjack, roulette, poker, bingo, and other casino card games with features such as single and multiplayer options with branded titles and select third-party content.

The Company’s iGaming systems and digital platforms offer customers a remote game server solution, which is a fast gateway to extensive casino content, and digital gaming services that enhance player experiences and create marketing opportunities around either the Company’s games or third-party games via our aggregation capabilities. PlayDigital has a vast content offering, either through our dedicated studios or our content library to meet the needs of the market served. The content is either digital only or omnichannel in combination with our land-based gaming operations.

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

PlaySports

In states where sports betting is legal, the Company provides sports betting technology and management services, branded as PlaySports, to licensed sports betting operators in over 30 states and territories in the U.S. and a province in Canada, holding 54 licenses that authorize the provision of sports betting products and services, 29 of which are specific to sports betting only.

To comply with local regulations and market conditions, the offering may be different in each market. The Company currently packages its PlaySports services in two (2) ways:
•“Sports betting platform” solutions offer modular services hosted and maintained in each U.S. state or tribal jurisdiction where sports betting is legal. These solutions provide certified and managed sports betting software made available for customers to operate retail and account-based interactive sports as well as retail components such as self-service betting kiosks and employee operated betting terminals, and integrate with parimutuel race wagering in a particular jurisdiction; and
•“Turnkey” managed service solutions combine the Company’s end-to-end sports betting management technology with a portfolio of value-added services, principally trading and trading support services, but that also may include offer management, payments, fraud management, advisory functions, and interactive components such as mobile web and desktop applications, all of which support the operations of land-based, digital, and omnichannel sports betting operators.

The sports betting supplier business is highly competitive; however, IGT has been able to continue to win new contracts in both existing and new jurisdictions due to the reliability of our product offerings and our customer relationships.
The Company categorizes revenue from sports betting as service revenue from “PlayDigital services” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

Business Segment Revenue

Revenues for the Company by business segment are as follows:

	For the year ended December 31,
($ in millions)	2023	2022	2021
Service revenue	2,359	2,436	2,690
Product sales	171	157	123
Global Lottery	2,530	2,593	2,812

Service revenue	762	714	630
Product sales	791	709	482
Global Gaming	1,552	1,423	1,112

Service revenue	227	209	163
Product sales	1	1	1
PlayDigital	228	209	165

Total revenue	4,310	4,225	4,089

For a further description of the principal services and products the Company provides by business segment, including a breakdown of the Company’s revenues by geographic market, see “Item 5. Operating and Financial Review and Prospects” and “Notes to the Consolidated Financial Statements—24. Segment Information” included in “Item 18. Financial Statements”.

Seasonality

In general, the Company’s business is not materially affected by seasonal variation. In the lottery business, consumption may increase in December and around the holidays but decrease over the summer months due to the tendency of consumers to be on vacation during that time. Seasonal gaming trends generally show higher play levels in the spring and summer months and lower levels in the fall and winter months. Gaming product sales may be uneven throughout the year and can be affected by several factors, including the timing of large transactions and new casino openings.

Source of Materials
The Company uses a variety of raw materials across its business. Metals, woods, plastics, glass, electronic components, and LCD screens are frequently used during the manufacturing of gaming hardware and devices, and the lottery ticket printing facility consumes significant quantities of paper, toner, and ink throughout production. When ultimately delivering these goods to customers, the packaging process employs large amounts of paper, including cardboard.
During 2021 and 2022, the Company experienced shortages in the availability of electronic components necessary for the manufacture of gaming machines. See “Item 3.D. Risk Factors - Operational Risks - The Company depends on its suppliers and faces supply chain risks that could adversely affect its financial results.” While supply chain reliability normalized throughout 2023, price increases recognized for most of the Company’s principal raw materials impacted financial performance. The Company generally has global material suppliers and uses multi-sourcing practices to promote component and raw material availability, quality assurance, and cost consciousness.
Product Development
The Company devotes substantial resources to research and development and incurred $234 million, $255 million, and $238 million of related expenses, excluding amortization of capitalized software, in 2023, 2022, and 2021, respectively. In addition to expensed R&D, a portion of the investment in R&D has been capitalized and recorded as intangible assets, which is amortized to cost of services, cost of product sales, or selling, general and administrative expenses. The Company’s research and development efforts cover multiple creative and engineering disciplines for its Lottery, Gaming and PlayDigital businesses, including creative game content, hardware, and software; and land-based, online social, and digital real-money applications. These products are created primarily by employee designers, engineers, and artists, as well as third-party content creators. Third-party technologies are used to improve the yield from development investment and concentrate increased resources on product differentiation engineering.
Product assembly operations primarily involve the configuration and assembly of electronic components, cables, harnesses, video monitors, and prefabricated parts purchased from outside sources.
Intellectual Property
The Company maintains a significant intellectual property portfolio comprised of patents, trademarks, copyrights, and other licensed rights, and the Company’s business depends in part on its ability to protect and enforce its intellectual property rights. For example, some of the Company’s most popular games and features, including the Wheel of Fortune® franchise of premium games, are based on trademarks, patents and/or other intellectual property licensed from third parties. The Company routinely obtains, retains, and expands licenses for popular intellectual property such as the ten-year license agreement executed with Califon Productions, Inc. (“Sony”) in June 2023 for exclusive rights to the Wheel of Fortune® franchise for use across segments. At December 31, 2023, the Company held more than 4,600 patents and more than 9,800 trademarks filed and registered worldwide. The Company’s intellectual property portfolio is widely diversified with patents related to a variety of products, including game designs, bonus and secondary embedded game features, device components, systems features, and web-based or mobile functionality. The Company also relies on trade secret protection, believing that its technical “know-how” and the creative skills of its personnel are of substantial importance to its success.
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

Regulatory Framework
The lottery and gaming industries are subject to extensive and evolving governmental regulation in the U.S. and other jurisdictions. Gaming laws are based upon declarations of public policy designed to ensure that gaming is conducted honestly, competitively, and free of criminal and corruptive elements. While the regulatory requirements vary from jurisdiction to jurisdiction, the majority typically require some form of licensing or regulatory suitability of operators, suppliers, manufacturers, and distributors as well as their major shareholders, officers, directors, and key employees. Regulators review many aspects of an applicant, including their financial stability, integrity, and business experience. Additionally, the Company’s lottery and gaming products and technologies require certification or approval in most jurisdictions where the Company conducts business.
A comprehensive network of internal and external resources and controls is required to achieve compliance with the broad governmental oversight of the Company’s business. The Company maintains a robust enterprise compliance program designed to ensure compliance with applicable requirements imposed in connection with its lottery and gaming activities, as well as legal requirements generally applicable to publicly traded companies in the U.S. The Company employs approximately 165 individuals to support global compliance, which is directed on a day-to-day basis by the Company’s Senior Vice President, Chief Compliance and Risk Management Officer. The Company’s Legal department, in addition to outside experts, provide legal advice and support on compliance matters, as may be deemed necessary. The Global Compliance Governance Committee, comprised of employee and non-employee directors and a non-employee gaming law expert, oversees the enterprise compliance program under the supervision of the Board. Through these efforts, the Company seeks to assure both regulators and investors that its operations maintain the highest levels of integrity.
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
PlayDigital
In 2023, there was continued growth in sports wagering across the U.S., with more states legalizing and adopting regulations to govern sports wagers, and others expected to launch in 2024 and beyond. The channels for offering sports wagering differ from state to state, with most states seeking to offer sports wagering both in person and through some electronic means, such as via a mobile phone app.
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
Italian Gaming Regulations
The Company is subject to regulatory oversight by the ADM in Italy. At December 31, 2023, the Company held licenses for: (i) the activation and operation of the network for Italy’s Gioco del Lotto game; and (ii) the operation of the Italian Scratch & Win instant ticket game.
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
Sustainability

As a global leader in one of the most regulated industries, IGT has operations across a broad spectrum of regions and cultures. The Company is committed to growing its business responsibly by implementing a structured and dedicated governance framework, which includes high standards of ESG practices.

The Nominating and Corporate Governance Committee (the “NCGC”) is responsible for overseeing the Company’s strategy on sustainability, monitoring implementation of the Company’s sustainability program, and reviewing the Company’s public disclosures regarding ESG matters (including the annual Sustainability Report and the Modern Slavery Statement). The most significant ESG-related updates are typically reported by the NCGC to the Board. Marco Sala serves as Executive Chair of the Board with specific responsibilities in addressing corporate governance, sustainability initiatives (including climate-related and environmental matters), and providing strategic guidance.

IGT seeks to serve the global gaming market with the utmost integrity and in accordance with disciplined ethical principles, with sustainability and good corporate citizenship at the core of this ethos. The Sustainability Steering Committee (“SSC”), chaired by the Senior Vice President, Marketing, Communications and Sustainability (a direct report to the Company’s CEO) and comprised of IGT senior management and members of the Global Sustainability team, supports programs and initiatives that contribute to IGT’s sustainability strategy. The SSC cultivates a long-term vision and related objectives on sustainability, fosters a consistent sustainability approach across all regions and businesses, and increases communication on sustainability by sharing best practices at global and local levels. Responsible and sustainable practices encompass a broad spectrum of sustainability initiatives, including the Company’s energy use, environmental and human rights issues, and establishing policies and strategic initiatives, such as its Sustainability Policy, Responsible Gaming Policy, Human Rights Policy, Environmental Policy, Diversity, Equity and Inclusion Global Policy, Board Diversity Policy, Sustainable Procurement Policy and Community Giving & Engagement Policy.

To achieve these objectives, the SSC developed the IGT Sustainability Plan to align the Company’s sustainability pillars with business priorities, under the theme of “Inspiring Global Transformation.” This plan, approved by the SSC in July 2022, aims at further integrating sustainability along the entire value chain and improving ESG impact in daily operations, including the identification of a comprehensive set of targets and actions to lead IGT in achieving its priorities and ambitions.

In 2023, IGT launched Sustainable PlayTM, the program that represents IGT’s commitment to leading the gaming industry in global sustainability by aligning its sustainability plan and strategy and celebrating the Company’s dedication to its people and the planet. IGT also published its Global Sustainability Policy, which outlines goals and objectives in relation to ESG practices and defines the framework for sustainability at IGT. The Global Sustainability Policy provides a governing platform for the Company’s sustainability work in all key areas of business activity, including providing services, working with suppliers, employee interactions, and industry-affecting activities.

The IGT Global Sustainability team leads project planning for the IGT Sustainability Plan, including the coordination of sustainability working groups, data collection, and reporting systems to fulfill criteria of ESG questionnaires. The Global Sustainability team also leads the development of a global community engagement strategy, the establishment of partnerships with non-profit associations, and the implementation of global responsible gaming initiatives consistent with industry standards. At the operating level, several working groups with employees from different departments are responsible for analyzing sustainability initiatives and defining an action plan.

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

The Company’s global sustainability strategy is centered on four (4) pillars:

Valuing and Protecting Our People - The organizational climate of a business reflects how employees at all levels perceive the workplace environment. Many factors can contribute to an employee’s perception, and the Company strives to develop initiatives and programs that support a positive organizational climate, including through IGT's Modern Slavery Act statements, employee-led Employee Impact Groups, and a variety of other initiatives to support this pillar in daily work life. IGT’s people strategy, which among others includes commitments to sustainability, diversity, equity, inclusion, and ethical operations, has been recognized by the 2023 Top Employer Certification for IGT operations in Canada, Italy, and the United States. IGT demonstrated not only that initiatives are in place, but that employees are engaging with them to create a working environment where professional growth, inclusion and communication are paramount. Furthermore, in recognition of the commitment to human rights protection, in 2023 IGT was included in the Human Rights Campaign Foundation’s Corporate Equality Index, which measures LGBTQ+ inclusion in the workplace.

Advancing Responsibility - The Company maintains certifications in responsible gaming through both the World Lottery Association and the Global Gambling Guidance Group (G4). The Company incorporates responsible gaming capabilities and features into its suite of products, and IGT partners with customers to help achieve their responsible gaming goals. IGT’s commitment to responsible gaming starts with its own people and is woven into the fabric of product development, services, programs, and policies. IGT has adopted a positive play approach that encourages all users to apply healthy play behaviors to their game play. IGT believes that it is incumbent upon all stakeholders in the gaming industry to take a proactive approach to problem and underage gambling.

IGT trains employees, at all levels and responsibilities, to support and promote responsible gaming in their daily activities, with additional in-depth courses for employees in specific roles, such as game designers and contact center associates. IGT’s products, games, systems, and portals include advanced responsible gaming tools that help safeguard players’ interests and address regulators’ concerns. IGT maintains close relationships with customers, gaming regulators, and researchers to further its support of player protection. In 2023, IGT received responsible gaming re-certifications for Gaming, PlayDigital, and PlaySports from G4.

Supporting Our Communities - The Company supports our communities through corporate initiatives and employee-driven programs. The flagship After School Advantage Program (the ASA Program), for example, was launched in 1999 with the goal of bringing technology and skill development in STEAM (Science, Technology, Engineering, Arts, and Mathematics) education to youth. Over the life of the ASA Program, the Company has placed over 360 digital learning centers. This aligns with IGT Sustainability Plan goals: (i) Engage with community partners to facilitate opportunities for support, learning, and growth; and (ii) Develop education programs and digital learning centers to encourage skill development and create a sustainable workforce for the future. In addition, the Company supports communities financially through various charitable endeavors, with the giving program aligned with the Company’s SDGs. Employee programs support the unique passions of employees and promote volunteerism. IGT maintains a formal Global Community Giving & Engagement Policy designed to educate and inform all relevant stakeholders about how the Company strives to create opportunities within our communities.

Fostering Sustainable Operations - The Company aspires to serve the global gaming market in accordance with the highest level of ethical and integrity principles, and has committed to continually incorporating sustainability into decision-making to increase its ESG performance. In 2021, IGT pledged by signing the Science Based Targets initiative (SBTi) commitment letter to set science-based targets to reduce GHG emissions according to scientific evidence. In 2022, IGT completed its first Scope 3 emissions inventory and submitted near-term and long-term science-based targets for validation by the SBTi. Specifically, IGT committed to reduce Scope 1 and Scope 2 emissions (combined) by 50% and Scope 3 emissions by 30% by 2030 compared to 2019, and to reduce both Scope 1, Scope 2, and Scope 3 emissions by 90% by 2050 compared to 2019. Moreover, the Company pledged to reach Net-Zero by 2050, thus offsetting the residual 10% of emissions. These emissions reduction targets were validated by the SBTi in August 2023 and IGT is actively pursuing its Decarbonization Pathway through the implementation of several workstreams throughout the value chain and operations. IGT also implemented the Environmental, Social and Governance Supplier Qualification Questionnaire in 2023, an annual exercise designed to measure the ESG performance of Suppliers and track their progress towards compliance of the Supplier Code of Conduct. Topics covered include Business Ethics, Social & Inclusive Supply Chain, Environmental Management, Human Rights, Health and Safety and Conflict Minerals aligned to the aforementioned Supplier Code of Conduct.

IGT’s sustainability efforts are also routinely evaluated by ESG rating agencies. IGT received a Management level (B) score from the CDP – formerly known as the Carbon Disclosure Project – recognizing the Company for taking coordinated actions on climate issues. The Company most recently received a gold medal sustainability rating from EcoVadis, positioning IGT among the top 5% of global companies for sustainable practices. EcoVadis assesses companies using 21 sustainability criteria within the categories of environment, labor and human rights, ethics, and sustainable procurement. In September 2023, IGT achieved a score of 54 from the S&P Corporate Sustainability Assessment, one of the foremost global sustainability benchmarks. Based on this assessment, IGT was included in the 2024 S&P Sustainability Yearbook, which distinguishes companies within their industries that have demonstrated strengths in corporate sustainability. As of 2023, IGT received an MSCI ESG rating of AAA. In November 2022, IGT achieved a sector-leading sustainability score from Moody’s ESG Solutions, positioning the Company in the number one spot within the North American hotel, leisure goods, and services sector.
C.        Organizational Structure
A listing of the Parent’s directly and indirectly owned subsidiaries at March 7, 2024 is set forth in Exhibit 8.1 to this annual report on Form 20-F. At March 7, 2024, De Agostini had an economic interest in the Parent of approximately 42.61% (excluding treasury shares) and, due to its election to exercise the Special Voting Shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest in the Parent of approximately 59.75% of the total voting rights (excluding treasury shares). See “Item 7. Major Shareholders and Related Party Transactions.
The following is a diagram of the Parent and certain of its subsidiaries and associated companies at March 7, 2024:

D.        Property, Plants and Equipment
The Parent’s principal office is located at 10 Finsbury Square, Third Floor, London EC2A 1AF United Kingdom, telephone number +44 (0) 203 866 1240. At March 7, 2024, the Company leased approximately: (i) 110 properties in the U.S. under approximately 140 leases; and (ii) 100 properties outside of the U.S. under approximately 120 leases. Certain properties leased by the Company are subject to multiple leases (e.g., buildings where each floor leased by the Company is under a separate lease). As of March 7, 2024, the Company owned a number of facilities and properties, including:
•An approximately 113,000 square foot production and research and development office building in Moncton, New Brunswick, Canada; and
•An approximately 13,050 square foot enterprise data center in West Greenwich, Rhode Island.
The following table shows the Company’s material properties at March 7, 2024:
U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status
9295 Prototype Drive, Reno, NV(1)	1,251,179	Office; Warehouse; Game Studios; Hardware/Software Engineering; Global Production Center; Electronic Gaming Machine	80%	Leased
6355 S. Buffalo Drive, Las Vegas, NV(2)	222,268	U.S. Principal Operating Facility; Game Studio; Systems Software; Showroom	100%	Leased
4000 South Frontage Road, Suite 101 Lakeland, FL	174,720	Printing Plant: Printing facility; Storage and Distribution; Office	100%	Leased
55 Technology Way, West Greenwich, RI	170,000	Office; Research and Testing; Storage and Distribution	100%	Leased
10 Memorial Boulevard, Providence, RI	124,769	Administrative functional office; Lottery regional HQ	80%	Leased
8520 Tuscany Way, Bldg. 6, Suite 100, Austin, TX	81,933	Texas Warehouse and National Response Center: Contact Center; Storage and Distribution; Office	95%	Leased
8200 Cameron Road, Suite E120, Austin, TX	41,705	Data Center of the Americas: Data Center; Network Operations; Office	80%	Leased
5300 Riata Park Court, Bldg. E, Suite 100, Austin, TX	26,759	Austin Tech Campus: Research and Test; Office	80%	Leased
47 Technology Way, West Greenwich, RI	13,050	Enterprise Data Center: Data Center; Network Operations	100%	Owned
5 Funston Avenue, San Francisco, CA	4,072	PlayDigital HQ: Office	100%	Leased
(1) 321,473 sq. ft. of this property is sub-leased to sub-tenants.
(2) 120,586 sq. ft. of this property has been sub-leased to a sub-tenant.

Non-U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status
Viale del Campo Boario 56/D 00154 Roma, Italy	174,526	Principal Operating Facility in Italy; Office; Italy Data Center: Data Center; Network Operations	100%	Leased
Via delle Monachelle S.N.C. Pomezia, Rome, Italy	129,167	Instant Ticket Warehouse; Instant Ticket Distribution	100%	Leased
328 Urquhart Ave, Moncton, New Brunswick, Canada	113,000	Canada HQ; Office; Research and Testing; Gaming Production	100%	Owned
Seering 13-14, Unterpremstatten, Austria	78,082	Austria Gaming HQ; Office; Research and Test	90%	Leased
Al. Jerozolimskie, 92 Brama Building, Warsaw, Poland	48,283	Global Tech Hub; Office; Research and Test	95%	Leased
USCE Tower Bulevar Mihajla, Pupina No. 6 Belgrade, Serbia	42,764	Software Development Office; Lottery; Gaming Products	95%	Leased
2310 Szigetszentmiklós Leshegy u. 30 Budapest, Hungary	34,661	Warehousing; Gaming Production and Parts Distribution for EMEA Region; Office	100%	Leased
11 Talavera Rd. Building B, Sydney, Australia	27,432	Office; Sales & Marketing; Financial Support	100%	Leased
10 Finsbury Square, 3rd Floor London EC2A 1AD, United Kingdom(1)	17,340	Registered Global Headquarters of the Parent; Global Management HQ, PlayDigital	100%	Leased
(1) 4,600 sq. ft. of this property has been sub-leased to a sub-tenant.
IGT has adopted a hybrid working arrangement for employees who are capable of performing their function remotely, with the Company’s employees afforded the ability to work both in the office and remotely.
IGT maintains its facilities in good condition, and these locations are fit for the purposes for which the Company uses them. There are no known environmental issues that may affect the Company’s utilization of its real property assets.
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

The following discussion includes information for the fiscal years ended December 31, 2023 and 2022. For a discussion and analysis of IGT’s consolidated operating results and non-operating results and segment revenues and operating results for the year ended December 31, 2022, compared to the year ended December 31, 2021, please refer to the disclosure under “Item 5. Operating and Financial Review and Prospects - A. Operating Results” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023.

A.    Operating Results

Business Overview

IGT is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Digital Gaming and Sports Betting. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company’s solutions deliver gaming experiences that responsibly engage players and drive growth. IGT has a well-established local presence and relationships with governments and regulators around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

IGT manages and reports the Company’s operating results through three (3) business segments: Global Lottery, Global Gaming, and PlayDigital, along with a corporate support function (“Corporate and Other”). IGT's operations for the periods presented herein are discussed accordingly.

Business Acquisitions

On July 1, 2022, the Company completed the acquisition of iSoftBet by purchasing 100% of the equity interests in certain entities of the iSoftBet group for cash consideration of €162 million (inclusive of €20 million deposited into an escrow account) and contingent consideration of €4 million. The acquisition of iSoftBet provides market-tested proprietary digital content, advanced game aggregation capabilities, scalable promotional tools, analytics, and creative talent to the PlayDigital segment. The financial results of iSoftBet have been included within our PlayDigital segment in our Consolidated Financial Statements since the date of purchase.

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

OPtiMa

In connection with the 2020 introduction of our global product organizations, IGT identified opportunities to optimize the Company’s portion of the value chain across businesses and regions and launched the “OPtiMa” program. In 2021, the Company successfully achieved the $200 million in structural cost savings and capital expenditure reductions relative to 2019 anticipated under the program. Following the successful achievement of OPtiMa, IGT launched OPtiMa 2.0, which was expected to yield an incremental $150 million in structural profit improvement by the end of 2023 relative to 2019. OPtiMa 2.0 focused on three key areas: (i) operational excellence and margin improvement initiatives; (ii) interest expense reductions; and (iii) structural improvements to the effective tax rate. As of December 31, 2022, the Company achieved the targeted reduction in interest expense and improvements to the effective tax rate, net of non-recurring items. The achievement of the operational excellence initiatives was partially offset by supply chain headwinds and inflationary cost increases, however, the Company still achieved the targeted margin improvement in 2023 as operations continued to normalize and we finalized a more structured approach to software development and multi-year licensing agreements.

Key Factors Affecting Operations and Financial Condition

The Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The ongoing conflict between Russia and Ukraine, the Israeli-Hamas conflict, Argentina’s economic and financial crisis, the tightening of monetary policy by central banks and other macroeconomic factors have caused disruptions and uncertainty in the global economy, including rising interest rates, increased inflationary pressures, foreign exchange rate fluctuations, potential cybersecurity risks, and exacerbated supply chain challenges. However, these events did not have a material impact on our supply chain or our results of operations. The extent to which our business, or the business of our suppliers or manufacturers, will be impacted in the future is unknown. We will continue to monitor the effects of these events on our business and our results of operations. The following are the principal factors which have affected the Company’s results of operations and financial condition and/or which may affect results of operations and financial condition for future periods.

On June 8, 2023, the Company announced the Board would begin evaluating potential strategic alternatives for the Global Gaming and PlayDigital businesses with the goal of unlocking the full value of IGT's portfolio. The Board considered a broad range of potential alternatives, with an agreement reached with Everi on February 28, 2024 for the Separation & Divestiture of the Global Gaming and PlayDigital segments. Refer to the “Notes to the Consolidated Financial Statements—26. Subsequent Events” for further information. To support the Board in their assessment of potential transactions, including the Separation & Divestiture, the Company retained advisors, legal counsel, and consultants who will continue to support the Company through the closing date of the Separation & Divestiture.

Product Sales: Product sales fluctuate from year to year due to the mix, volume, and timing of the transactions. Product sales amounted to $963 million, $866 million, and $606 million, or approximately 22%, 21%, and 15% of total revenues for the years ended December 31, 2023, 2022, and 2021, respectively.

Jackpots: The Company believes that the performance of lottery products is influenced by the size of advertised jackpots in jurisdictions that offer such jackpots. Typically as jackpots increase, sales of lottery tickets also increase, further increasing the advertised jackpot level. However, in a rising interest rate environment, advertised jackpot levels will increase more rapidly than they previously did given the annuity basis of the displayed jackpots. Therefore, in a higher interest rate environment, jackpot game ticket sales may be increasing at a relatively slower rate than the corresponding jackpot levels. In a lower interest rate environment, advertised jackpot levels are slower to increase which can negatively impact the sales of lottery tickets.

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

There are no new material legal, regulatory, or administrative proceedings. Please refer to “Process for Disclosure and Recording of Liabilities Related to Legal Proceedings” and “Legal Proceedings” within “Notes to the Consolidated Financial Statements - Note 2. Summary of Significant Accounting Policies” and “19. Commitments and Contingencies” included in “Item 18. Financial Statements”, respectively, for additional information.

Results of Operations

Comparison of the years ended December 31, 2023 and 2022

Total Revenue

	For the year ended
	December 31, 2023		December 31, 2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Total service revenue	3,347	78	3,359	79	(12)	—
Total product sales	963	22	866	21	96	11
Total revenue	4,310	100	4,225	100	85	2

Total revenue for the year ended December 31, 2023 increased $85 million, or 2%, to $4.3 billion from $4.2 billion for the prior corresponding period due primarily to player demand and product and game performance.

Product sales growth is primarily attributable to our Global Gaming segment experiencing increases in both machine units sold and a higher global average selling price from the prior corresponding period. Service revenue increases in our Global Gaming and PlayDigital segments were driven by game performance, install base growth, and player demand. Global Lottery increases, principally due to multi-jurisdiction jackpot game same-store sales in the U.S. and instant ticket and draw-games same-store sales in Italy, were fully offset by the disposition in September 2022 of our Italian Commercial Services business which contributed $197 million in the prior corresponding period as well as unfavorable foreign currency impacts primarily related to the euro of $32 million. Excluding the contribution from the Italian Commercial Services business, total revenue increased 7%, with service revenue increasing 5% in our Global Lottery segment.

See “Segment Operating Results” section below for further discussion related to the principal drivers of changes to Total revenue.

Operating expenses

	For the year ended
	December 31, 2023		December 31, 2022		Change
($ in millions)	$	% of Service Revenue	$	% of Service Revenue	$	%
Cost of services	1,630	49	1,671	50	(40)	(2)

Cost of services for the year ended December 31, 2023 decreased $40 million, or 2%, to $1.6 billion from $1.7 billion for the prior corresponding period primarily attributable to our Global Lottery segment experiencing a $127 million decrease in point of sale (“POS”) fees due to the disposal of the Italian Commercial Services business, partially offset by a $22 million increase in POS consumables used in providing instant and draw-based game sales, a $13 million increase in the amortization of capitalized software costs, a $10 million increase in insurance and taxes, and a $12 million increase in bank service fees and postage and freight in the aggregate. Additionally, within our Global Gaming segment, depreciation and amortization expense increased $37 million due primarily to amortization expense related to a multi-year license agreement of intellectual property entered into in December 2022, partially offset by a $29 million reduction in usage-based royalties. Global Gaming also had a $6 million increase in postage and freight. Our PlayDigital segment had a $6 million decrease in depreciation and amortization expense and together with Global Lottery saw an increase in licensing and royalties expense of $7 million in the aggregate. Increased payroll and benefits in Global Gaming and PlayDigital of $16 million correlated to the service revenue growth in those segments.

As a percentage of service revenue, cost of services decreased by approximately 100 basis points in total. The overall increase in gross service margin was $29 million primarily due to the disposal in September 2022 of the relatively lower margin Italy Commercial Services business, with gross margin as a percentage of service revenue increasing 100 basis points and 550 basis points in our Global Lottery and PlayDigital segments, respectively, and our Global Gaming segment decreasing 140 basis points.

	For the year ended
	December 31, 2023		December 31, 2022		Change
($ in millions)	$	% of Product Revenue	$	% of Product Revenue	$	%
Cost of product sales	573	59	554	64	19	3

Cost of product sales increased $19 million, or 3%, from the prior corresponding period, primarily as a result of a $96 million increase in total product sales. Cost of product sales as a percentage of product sales decreased by approximately 450 basis points principally due to product mix and improved supply chain costs in our Global Gaming segment.

	For the year ended
	December 31, 2023		December 31, 2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Selling, general and administrative	834	19	814	19	20	3

Selling, general and administrative increased $20 million, or 3%, to $834 million as compared to $814 million for the prior corresponding period. This increase was primarily attributable to an increase in payroll and benefit costs across all segments of $25 million in the aggregate primarily due to increased headcount, partially offset by a $7 million decrease in incentive compensation cost in the aggregate for all segments.

	For the year ended
	December 31, 2023		December 31, 2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Research and development	234	5	255	6	(21)	(8)

Research and development decreased $21 million, or 8%, from the prior corresponding period primarily due to process improvements resulting in increased capitalization of software development activities, partially offset by increases in payroll and benefit costs.

Non-operating expenses

	For the year ended
	December 31, 2023		December 31, 2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Interest expense, net	285	7	289	7	(4)	(1)
Foreign exchange loss, net	75	2	36	1	38	105
Other non-operating expense, net	12	—	7	—	5	62
Total non-operating expenses	372	9	333	8	39	12

Interest expense, net decreased $4 million, or 1%, from the prior corresponding period. This decrease was primarily due to the Company maintaining a lower average balance in its Senior Secured Notes, partially as a result of the notes redemptions in 2023 described in “Notes to the Consolidated Financial Statements”— 15 Debt compared to the prior corresponding period.

Foreign exchange loss, net was $75 million compared to $36 million for the prior corresponding period. Foreign exchange loss, net is principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt and to a $34 million loss related to the devaluation of the Argentine peso for the year ended December 31, 2023.

Other non-operating expense, net was $12 million of expense, compared to $7 million of expense for the prior corresponding period. During the year ended December 31, 2023, the expense was primarily due to $5 million in losses on extinguishment of debt and $5 million in losses on the purchase and sale of a blue-chip swap, a legal mechanism used to transfer funds out of Argentina. During the prior corresponding period, the Company completed the sale of its Italian commercial services business, resulting in a $278 million gain, which was offset by the recognition of $270 million of expense for the settlement of the Benson Matter and $13 million in losses on extinguishment of debt.

Provision for income taxes

	For the year ended
	December 31, 2023		December 31, 2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Provision for income taxes	322	7	175	4	147	84

The increase in provision for income taxes was primarily driven by a higher valuation allowance related to our business interest expense limitation carryforward, the impact of the international provisions of the U.S. Tax Cut and Jobs Act of 2017, and the settlement of the 2015-2022 Italy tax audit. In addition, there was no book tax benefit arising from the settlement provision of Adrienne Benson and Mary Simonson, individually and on behalf of all others similarly situated v. Double Down Interactive LLC, et al. (the “DDI / Benson Matter provision”) for the year ended December 31, 2023, compared to a $66 million book tax benefit for the prior corresponding period.

Segment Operating Results

Global Lottery

Revenues and Key Performance Indicators

Service revenue

	For the year ended December 31,		Change
($ in millions)	2023	2022	$	%
Operating and facilities management contracts	2,306	2,181	125	6
Systems, software, and other	53	255	(202)	(79)
Total service revenue	2,359	2,436	(77)	(3)

	For the year ended December 31,
(% on a constant-currency basis)	2023	2022
Global same-store sales growth (%)
Instant ticket & draw games	1.9%	(3.9)%
Multi-jurisdiction jackpots	5.8%	15.3%
Total	2.3%	(2.2)%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	0.6%	(2.4)%
Multi-jurisdiction jackpots	5.8%	15.3%
Total	1.2%	(0.4)%

Italy same-store sales growth (%)
Instant ticket & draw games	6.6%	(8.5)%

Operating and facilities management contracts revenue increased $125 million, or 6%, from the prior corresponding period. This increase was primarily the result of a $127 million increase in instant, draw-based, and multi-jurisdiction jackpot ticket sales that experienced same-store sales growth of 6.6% in Italy, and a 2.3% increase in global same-store sales in the aggregate. Global same-store sales for multi-jurisdiction jackpot ticket sales experienced a 5.8% increase, primarily attributable to elevated jackpot levels in the U.S. Additionally, other lottery revenue increased $5 million principally due to iLottery fees, which was fully offset by a $7 million decrease in LMA incentive revenue.

Systems, software, and other revenue decreased $202 million, or 79%, to $53 million from $255 million for the prior corresponding period primarily due to the sale of our Italian commercial services business that concluded September 14, 2022.

Product sales

	For the year ended December 31,		Change
($ in millions)	2023	2022	$	%
Lottery products	171	157	14	9
Total product sales	171	157	14	9

Lottery products revenue for the year ended December 31, 2023 increased $14 million, or 9%, from the prior corresponding period, principally due to higher terminal deliveries in North America of $25 million primarily as a result of contracts in Michigan and Canada, as well as a $27 million increase in International sales in the aggregate attributable to the extension of a multi-year central system software license in Switzerland, an iLottery license in Poland, and the U.K. Lottery supplier contract. These increases were partially offset by a $14 million decrease in terminal and system deliveries primarily related to the prior year contract renewal with the Poland Lottery as well as a $19 million decrease in software sales principally related to International system software upgrades, sales, and deliveries in the prior corresponding period. Instant ticket printing operations revenue decreased $9 million due primarily to increased volume in Florida in the prior corresponding period.

Operating Margins

	For the year ended December 31,		Change
($ in millions)	2023	2022	$ / bps		%
Gross margin
Service	1,173	1,186	(13)		(1)
% of service revenue	50%	49%	100	bps
Product	60	38	22		58
% of product sales	35%	24%	1100	bps

Gross margin as a percentage of service revenue increased to 50% from 49% for the prior corresponding period primarily as a result of increased Operating and facilities management contracts revenues as discussed above and decreased Systems, software, and other revenue from the former Italy commercial services business where margins were typically lower as a result of the POS fees.

Gross margin on product sales for the year ended December 31, 2023 increased 1,100 basis points from the prior corresponding period principally due to the increase in higher margin terminal and software license sales.

	For the year ended December 31,		Change
($ in millions)	2023	2022	$ / bps		%
Operating income	913	909	4		—
Operating margin	36%	35%	100	bps

Segment operating margin increased 100 basis points primarily as a result of increased Operating and facilities management contracts revenue coupled with the increase in higher margin product sales compared with the prior corresponding period as discussed above.

Global Gaming

Revenues and Key Performance Indicators

Service revenue

	For the year ended December 31,		Change
($ in millions, except yields)	2023	2022	$	%
Gaming terminal services	520	483	37	8
Systems, software, and other	242	232	10	4
Total service revenue	762	714	47	7

	For the year ended December 31,		Change
	2023	2022	Units / $	%
Installed base units
Total installed base units	53,906	49,586	4,320	9

Total yields(1)	$29.68	$29.89	$(0.21)	(1)
(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location.

Gaming terminal services revenue increased $37 million, or 8%, from the prior corresponding period. This increase was primarily driven by a 9% increase in installed base units and yields holding constant at approximately $30 per unit per day primarily attributable to game performance partially offset by Regional mix.

Systems, software, and other revenue increased $10 million, or 4%, from the prior corresponding period principally related to an increase in systems maintenance and recurring software revenue from our poker install base.

Product sales

	For the year ended December 31,		Change
($ in millions)	2023	2022	$	%
Gaming terminals	571	501	70	14
Gaming other	220	208	12	6
Total product sales	791	709	82	12

	For the year ended December 31,		Change
	2023	2022	Units / $	%
Global machine units sold
Total machine units sold	35,090	32,820	2,270	7

Gaming terminals increased $70 million, or 14%, from the prior corresponding period. This increase was primarily associated with an increase in machine units sold of 2,270, the majority of which were replacement machine units in the U.S. and Canada and a 5% higher global average selling price than those sold in the prior corresponding period.

Gaming other increased $12 million, or 6%, from the prior corresponding period, principally related to a $40 million increase in poker software licenses and system sales, partially offset by a $29 million decrease in intellectual property licenses associated with patents tied to remote game server solutions and game features.

Operating Margins

	For the year ended December 31,		Change
($ in millions)	2023	2022	$ / bps		%
Gross margin
Service	427	411	16		4
% of service revenue	56%	58%	(200)	bps
Product	336	280	56		20
% of product sales	43%	40%	300	bps

Gross margin as a percentage of service revenue decreased 200 basis points compared to the prior corresponding period as costs increased in excess of revenues, primarily due to increased payroll and benefits, and postage and freight costs.

Gross margin as a percentage of product sales increased to 43% from 40% from the prior corresponding period, principally as a result of increased unit sales and a higher average selling price as referenced above, offset slightly by unfavorable product mix due to high margin intellectual property revenues in the prior period.

	For the year ended December 31,		Change
($ in millions)	2023	2022	$ / bps		%
Operating income	313	242	71		29
Operating margin	20%	17%	320	bps

Segment operating margin increased to 20% from 17% for the prior corresponding period primarily due to an increase in revenues of $129 million resulting from the increased demand for terminal sales and game performance, as well as supply chain costs receding and process improvements resulting in higher capitalization of software development activities. Increased units sales, system deliveries, poker licensing sales, and higher yields on our installed base units improved operating leverage.

PlayDigital

Revenues and Key Performance Indicators

Service revenue

	For the year ended December 31,		Change
($ in millions)	2023	2022	$	%
PlayDigital services	227	209	18	9
Total service revenue	227	209	18	9

PlayDigital services revenue for the year ended December 31, 2023 increased $18 million, or 9%, from the prior corresponding period, principally related to a $15 million contribution from the acquisition of iSoftBet and a $3 million increase in PlaySports driven by the expansion into new jurisdictions and growth in existing market from sports betting solutions in the period.

Operating Margins

	For the year ended December 31,		Change
($ in millions)	2023	2022	$ / bps		%
Gross margin
Service	163	139	25		18
% of service revenue	72%	67%	500	bps

Gross margin as a percentage of service revenue increased to 72% from 67% for the prior corresponding period primarily driven by higher service revenues and increased operating leverage.

	For the year ended December 31,		Change
($ in millions)	2023	2022	$ / bps		%
Operating income	65	50	16		32
Operating margin	29%	24%	490	bps

Operating margin increased to 29% from 24% for the prior corresponding period primarily driven by increased gross service margin, partially offset by increased investments in research & development, and increased selling, general, and administrative costs to support growth.

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

The Company believes its ability to generate cash from operations to reinvest in its business is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations in the ordinary course of business for the next 12 months from the date of issuance of these Consolidated Financial Statements and for the longer-term period thereafter.

The cash management activities, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At December 31, 2023 and 2022, the Company’s total available liquidity was as follows:

	December 31,
($ in millions)	2023	2022
Revolving Credit Facilities	1,234	1,822
Cash and cash equivalents	572	590
Total Liquidity	1,805	2,412

The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources.

The Company completed multiple debt transactions in 2023 and 2022. Refer to the “Notes to the Consolidated Financial Statements—15. Debt” included in “Item 18. Financial Statements” for further discussion of these transactions as well as information regarding the Company’s other debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At December 31, 2023 and 2022, approximately 28% and 20% of the Company’s debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Revolving Credit Facilities and Euro Term Loan Facilities due January 2027.

The following table summarizes the Company’s USD equivalent cash and cash equivalent balances by currency:

	December 31, 2023		December 31, 2022
($ in millions)	$	%	$	%
Euros	310	54	312	53
U.S. dollars	137	24	147	25
Other currencies	125	22	131	22
Total Cash and cash equivalents	572	100	590	100

The Company maintains its cash deposits in a diversified portfolio of global banks, the majority of which are considered Global Systemically Important Banks. The Company holds an immaterial amount of cash in countries where there may be legal or economic restrictions on the ability of subsidiaries to transfer funds in the form of cash dividends, loans, or advances. As a result of the continued instability of the Argentine peso, at December 31, 2023, after transferring $8 million in November 2023 through the use of a blue-chip swap mechanism, $2.8 billion in Argentine Pesos ($3 million USD equivalent) of the Company’s remaining cash in Argentina was held in a money market fund and $1.9 billion in Argentine Pesos ($2 million USD equivalent) was held in a fixed income fund in an effort to offset the negative impact of further continued devaluation. Argentina’s economy remains highly inflationary for accounting purposes.

Cash Flow Summary

The following tables summarize the Consolidated Statements of Cash Flows. A complete statement of cash flows is provided in the Consolidated Financial Statements included herein.

Cash Flows - Operating Activities

	For the year ended December 31,		Change
($ in millions)	2023	2022	$	%
Net cash provided by operating activities from continuing operations	1,040	899	142	16

Non-cash adjustments to net income for the year ended December 31, 2023 were $880 million, compared to $692 million for the prior corresponding period. The principal drivers of the increase in non-cash adjustments were related to $98 million in additional deferred incomes taxes primarily related to U.S. income, unfavorable changes in foreign exchange of $38 million, and an increase in depreciation and amortization of $37 million. The prior corresponding period gain on the sale of the Italian Commercial Services Business of $278 million was substantially offset by the DDI / Benson Matter provision recorded in the prior period of $270 million.

Changes in operating assets and liabilities resulted in cash outflows of $147 million and $207 million for the years ended December 31, 2023 and December 31, 2022, respectively, primarily decreasing due to a $179 million increase in accrued income taxes payable as well as a $70 million increase in accounts payable, partially offset by a $170 million increase in payments of the DDI / Benson Matter provision with $220 million paid in the current period and $50 million paid in the prior corresponding period.

The cash impact of payments on the DDI / Benson Matter provision, net of tax benefits, was $184 million and $50 million for the years ended December 31, 2023 and December 31, 2022, respectively.

Cash Flows - Investing Activities from Continuing Operations

	For the year ended December 31,		Change
($ in millions)	2023	2022	$	%
Net cash (used in) provided by investing activities from continuing operations	(393)	42	(435)	> 200.0

During the year ended December 31, 2023, the Company used $393 million of net cash for investing activities, an increase of $435 million from the prior corresponding period, principally due to $476 million generated from the sale of the Italian Commercial Services Business in the prior corresponding period and an $82 million increase in capital expenditures primarily due to increased capitalization of software development activities and increased systems and equipment as a result of the growth in our install base. These increases were partially offset by a decrease of $142 million related to the acquisition of iSoftBet in the prior period.

Cash Flows - Investing Activities from Discontinued Operations

During the year ended December 31, 2021, the Company completed the sale of its Italian B2C businesses and received the €125 million payment due September 30, 2022 on July 13, 2022. Refer to “Notes to the Consolidated Financial Statements—3. Business Acquisitions and Divestitures”, included in “Item 18. Financial Statements”.

Cash Flows - Financing Activities

	For the year ended December 31,		Change
($ in millions)	2023	2022	$	%
Net cash used in financing activities	(638)	(1,065)	428	40
During 2023, cash flows used in financing activities primarily included principal payments on long-term debt of $801 million, dividends paid to shareholders of $160 million, dividends paid to non-controlling interests of $158 million, $74 million in return of capital to non-controlling interests, and payments on deferred license obligations of $22 million. These cash outflows were partially offset by net proceeds from Revolving Credit Facilities of $609 million.

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
•Intangible assets; and
•Property, plant and equipment.

The table below details total capital expenditures by business segment:

	For the year ended December 31,
($ in millions)	2023	2022	2021
Global Lottery	(138)	(157)	(152)
Global Gaming	(243)	(147)	(68)
PlayDigital	(10)	(6)	(13)
Business Segment Total	(391)	(310)	(232)
Corporate and Other	(8)	(6)	(6)
	(399)	(317)	(238)

Global Lottery

Capital expenditures for 2023 of $138 million principally consisted of $116 million for investments in systems, equipment and other assets related to contracts, including systems and equipment deployed in Georgia, Connecticut, Texas, California, and New York; investments in property, plant and equipment of $8 million; and investments in intangible assets of $14 million.
Capital expenditures for 2022 of $157 million principally consisted of $124 million for investments in systems, equipment and other assets related to contracts, including systems and equipment deployed in Michigan, Connecticut, California, Rhode Island, and New Jersey; investments in intangible assets of $16 million; and investments in property, plant and equipment of $17 million.

Capital expenditures for 2021 of $152 million principally consisted of $115 million for investments in systems, equipment and other assets related to contracts, including systems and equipment deployed in Michigan, Nebraska, New York, New Jersey, and Georgia; investments in intangible assets of $29 million; and investments in property, plant and equipment of $8 million.

Global Gaming

Capital expenditures for 2023 of $243 million principally consisted of investments in systems, equipment and other assets in North America of $123 million and outside of North America of $47 million; investments in property, plant and equipment of $11 million; and investments in intangible assets of $55 million.
Capital expenditures for 2022 of $147 million principally consisted of investments in systems, equipment and other assets in North America of $100 million and outside of North America of $28 million.
Capital expenditures for 2021 of $68 million principally consisted of investments in systems, equipment and other assets in North America of $49 million.

PlayDigital
Capital expenditures for 2023 of $10 million principally consisted of investments in systems, equipment and other assets related to contracts with PlaySports customers of $4 million and investments in intangible assets related to iGaming of $5 million.
Capital expenditures for 2022 of $6 million principally consisted of investments in systems, equipment and other assets related to contracts with PlaySports customers of $6 million.
Capital expenditures for 2021 of $13 million principally consisted of investments in systems, equipment and other assets related to contracts with PlaySports customers of $11 million and iGaming customers of $2 million.

Tabular Disclosure of Cash Requirements

At December 31, 2023, the Company’s material cash requirements are as follows:

	Payments due by period
($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (1)	5,699	—	2,521	2,428	750
Jackpot liabilities (2)	188	38	38	25	88
Operating leases (3)	324	56	95	70	104
Licenses of Intellectual Property(4)	367	29	150	36	151
Total	6,578	122	2,803	2,559	1,093
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
(4) Licenses of Intellectual Property principally consist of the multi-year license agreement with minimum guaranteed payments due to Sony and other brands for content used in the Company’s business.

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

Letters of Credit

The Parent and certain of its subsidiaries obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted demand credit facilities. These letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2023 and 2022 and the weighted-average annual cost of such letters of credit:

($ in millions)	Letters of Credit Outstanding (1)	Weighted- Average Annual Cost
December 31, 2023	121	1.11%
December 31, 2022	118	1.26%
(1) There were no letters of credit outstanding under the Revolving Credit Facilities.

C.        Research and Development, Patents and Licenses, etc.

To remain competitive, the Company invests resources toward its R&D efforts to introduce new and innovative games with dynamic features to attract new customers and retain existing customers. The Company’s R&D efforts cover multiple creative and engineering disciplines, including game content, hardware, electrical, systems, and software for lottery, land-based, online social, and digital real-money applications.

R&D costs, which principally include employee compensation costs, are expensed as incurred, with the exception of certain costs incurred in the development of our externally-sold software products, software for services provided to customers, and software for internal use. Once technological feasibility is established, all software development costs are capitalized until the externally-sold software product is available for general release to customers, while software for services provided to customers and software for internal use are capitalized during the application development phase.

The Company devotes substantial resources to R&D and incurred $234 million, $255 million, and $238 million of related expenses in 2023, 2022, and 2021, respectively, which represented approximately 5% of total revenue in 2023 and approximately 6% of revenue in 2022 and 2021.

See “Item 4. Information on the Company — B. Business Overview — Intellectual Property” and “Item 4. Information on the Company — B. Business Overview — Regulatory Framework” for further information on our material intellectual property and licenses.

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

Revenue recognition is also impacted by our ability to determine when a contract is probable of collection and to estimate variable consideration, including, for example, rebates, volume discounts, service-level penalties, and performance bonuses. We consider various factors when making these judgments, including a review of specific transactions, historical experience, and market and economic conditions. Evaluations are conducted each quarter to assess the adequacy of the estimates.

The Company recognized service and product revenues of $3.3 billion and $963 million, respectively, for the year ended December 31, 2023. The Company often enters into contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. Management applies judgment in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition. The Company’s revenue recognition policy, which requires significant judgments and estimates, is fully described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies” included in “Item 18. Financial Statements.”

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

The Company estimates the fair value of the reporting units using either the income approach, the market approach, or a combination of both. The income approach estimates fair value based on projected discounted cash flows, while the market approach considers comparable market data based on multiples of earnings before interest, taxes, depreciation, and amortization. Application of the goodwill impairment test and estimating the fair value of reporting units requires the Company’s management to use its judgment in making estimates and making forecasts that are based on a number of factors including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital.

The Company completed the annual impairment testing in the fourth quarter, where we assessed our Global Lottery, Global Gaming, and PlayDigital units using Step 1. Based on the analysis completed, we determined that no adjustment to the carrying value of goodwill was necessary as there was sufficient cushion of fair value over carrying value.

Additional details surrounding goodwill can be found in the “Notes to the Consolidated Financial Statements—13. Goodwill” included in “Item 18. Financial Statements”.

Item 6.        Directors, Senior Management, and Employees

A.        Directors and Senior Management

As of March 7, 2024, the Board consists of 12 directors. Seven (7) of the current directors were determined by the Board to be independent under the listing standards and rules of the NYSE, as required by the Articles of Association of the Parent (the “Articles”). For a director to be independent under the listing standards of the NYSE, the Board must affirmatively determine that the director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). The Board has made an affirmative determination that the members of the Board so designated in the table below meet the standards for “independence” set forth in the Parent’s Corporate Governance Guidelines and applicable NYSE rules. The Articles require that for as long as the Parent’s ordinary shares are listed on the NYSE, the Parent will comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Parent is a foreign private issuer.

On May 16, 2018, the Board approved the observer agreement (the “Observer Agreement”) between De Agostini and the Company permitting De Agostini to appoint an observer to attend meetings of the Parent’s directors. Effective November 8, 2023, the Observer Agreement was renewed for a new two-year term and Alessandro Vergottini, the Chief Financial Officer of De Agostini, acknowledged and agreed to his renewed appointment by De Agostini as an observer pursuant to the terms of the Observer Agreement. The Observer Agreement expires following the meeting of the Parent’s directors at which the financial results for the third quarter of 2025 are reviewed.

At March 7, 2024, the directors, certain senior managers, and senior consultants are as set forth below:

Directors

Name	Age	Position
Marco Sala	64	Executive Chair of the Board; Executive Director
Professional Experience
–Notable Roles
•Executive Chair of the Board since January 2022.
•CEO of De Agostini S.p.A., IGT’s controlling shareholder, since June 2022.
•Chairman and CEO of DeA Capital S.p.A. since April 2022 and April 2023, respectively.
•Previously served as CEO of the Company from April 2015 to January 2022.
•Previously served as a director of Opap from 2003 to 2019.

–38 total years of professional experience.

Education and Professional Credentials
Bocconi University, Milan, Italy
Bachelor of Science, Major in Business and Economics

Name	Age	Position
James F. McCann	72	Vice-Chairperson of the Board; Lead Independent Director; Non-executive Director
Professional Experience
–Notable Roles
•Chair of the Nominating and Corporate Governance Committee of the Board.
•Chairman of 1-800-Flowers.com, Inc., a position held since June 2016 upon stepping down as Chief Executive Officer.
•Chairman of Worth Media Group, a publishing and event company.
•Director of Amyris Inc., a position held since 2019, where he chairs the Leadership Development, Inclusion and Compensation Committee and sits as a member of the Nominating and Corporate Governance Committee.
•Previously served as Chair and CEO of Clarim Acquisition Corporation, a blank-check company targeting consumer-facing e-commerce, from 2020-2022.
•Previously served as Chairman of the Board of Directors of Willis Watson Towers from January 2016 to January 2019, as well as Chairman of the Nominating and Governance Committee until his retirement in May 2019.

–52 total years of professional experience.

Education and Professional Credentials
John Jay College, New York City, New York
Bachelor of Arts, Psychology

Name	Age	Position
Massimiliano Chiara	55	Executive Vice President and Chief Financial Officer; Executive Director
Professional Experience
–Notable Roles
•Executive Vice President, Chief Financial Officer and Executive Director since April 2020.
•Previously served as Chief Financial Officer of CNH Industrial from September 2013 to April 2020, where he was also named Chief Sustainability Officer in 2016 and Head of Mergers & Acquisitions in 2017.

–31 total years of professional experience.

Education and Professional Credentials
Bocconi University, Milan, Italy
CEMS Master’s Degree in International Management, with Univesität zu Koln in Cologne, Germany as host school
Bachelor of Science, Major in Business Administration cum laude
Directorship Certified by the National Association of Corporate Directors

Name	Age	Position
Alberto Dessy	71	Independent Non-executive Director
Professional Experience
–Notable Roles
•Independent Non-executive Director since the formation of the Company in April 2015, and a member of the Audit Committee and Compensation Committee.
•Professor of corporate finance at the SDA Bocconi School of Management of the Bocconi University in Milan, Italy.

–45 total years of professional experience.

Education and Professional Credentials
Bocconi University, Milan, Italy
Bachelor of Science, Economic Sciences

Name	Age	Position
Marco Drago	78	Non-executive Director
Professional Experience
–Notable Roles
•Non-executive Director since the formation of the Company in April 2015.
•President of the Board of Directors of B&D Holding S.P.A., a position held since 2018.

•Chairman Emeritus of De Agostini, S.p.A., the holding company of the De Agostini Group, a position held since June 2022, following service as Chairman from 1997 to 2022.
•Deputy Chairman for Grupo Planeta-De Agostini SL, a position held since 2003, and as Chairman ad honorem of De Agostini Editore S.p.A., a position assumed following service as a board member from 1999 to 2020.
•Additionally, serves as: (i) a board member of Atresmedia SA. (since 2003); (ii) sole director of Blu Acquario Prima S.p.A. and Investendo Tre S.r.l., (since 2012 and 2022, respectively).
•Previously served as a: (i) director and member of the Supervisory Board of San Faustin SA from 1996 to 2023; and (ii) director of Crescita Holding Srl from 2016 to 2021.

–55 total years of professional experience.

Education and Professional Credentials
Bocconi University, Milan, Italy
Bachelor of Science in Economics and Business

Other
Mr. Drago is the father of Enrico Drago, CEO, PlayDigital, and parent-in-law with Lorenzo Pellicioli, Non-executive Director.

Name	Age	Position
Ashley M. Hunter	44	Independent Non-executive Director
Professional Experience
–Notable Roles
•Independent Non-executive Director since January 2022, including a member of the Nominating and Corporate Governance Committee.
•Founding partner of A. Hunter & Company, a leading risk management advisory firm.
•Lecturer at the University of Texas at Austin School of Information since 2015.

–23 total years of professional experience.

Education and Professional Credentials
Texas A&M University, College Station, Texas
Masters in Business Administration
Centenary College of Louisiana, Shreveport, Louisiana
Bachelor of Music in Music Theory and Composition

Other
Ms. Hunter is an active member of the Professional Liability Underwriting Society, Women in Private Equity and The Waters Street Club. She also serves as a director for Affordable Central Texas, as a trustee for Zach Theatre, on the Zoning Board of Adjustment in Fredericksburg, Texas and as a gubernatorial appointee to the Motor Vehicle Crime Prevention Authority of the Texas Department of Motor Vehicles.

Name	Age	Position
Heather J. McGregor	61	Independent Non-executive Director
Professional Experience
–Notable Roles
•Independent Non-executive Director since March 2017, including a member of the Audit Committee.
•Vice President and Provost of Heriot-Watt University in Dubai, previously serving as the Executive Dean in Scotland.
•Previously served as a director of Non-Standard Finance Plc from 2014 to 2022 and Fundsmith Emerging Equities Trust from 2021 to 2022.
•Founder of the Taylor Bennett Foundation, which works to promote diversity in the communications industry.
•Founding member of the Steering Committee of the 30% Club, which is working to raise the representation of women at senior levels within U.K. publicly listed companies.

–40 total years of professional experience.

Education and Professional Credentials
University of Hong Kong, Pokfulam, Hong Kong
PhD in Structured Finance
London Business School, London, U.K.
Masters in Business Administration
Newcastle University, Newcastle upon Tyne, U.K.
Bachelor of Science in Agricultural Economics & Marketing
Chartered Institute of Management Accountants, U.K.
Chartered Global Management Accountant

Other
Professor McGregor was one of the first two people at Heriot-Watt University to be named a Principal Fellow of the Higher Education Academy, and she was elected in 2021 as a Fellow of the Royal Society of Edinburgh, Scotland. She was made a Dame Commander of the Order of the British Empire in King Charles III’s 2023 New Year Honours List for her services to education, to business and to heritage in Scotland.

Name	Age	Position
Lorenzo Pellicioli	72	Non-executive Director
Professional Experience
–Notable Roles
•Non-executive Director since the formation of the Company in April 2015, having served as Chair of the Board from November 2018 to January 2022 and Vice Chair of the Board from April 2015 to November 2018.
•Chairman of De Agostini S.p.A., a role he assumed following his retirement as Chief Executive Officer in June 2022.
•Board member of Assicurazioni Generali S.p.A. since 2007, where he sits on the Appointments and Remuneration Committee and Investments and Strategic Operations Committee.
•Serves as: (i) a board member of B&D Holding S.p.A. (since 2012); (ii) the sole director of Flavus S.r.l. (since 2014); (iii) a member of the Advisory Board of Palamon Capital Partners (since 2008); and (iv) Chairman of Xantos Sasu, St. Remy de Provence (since 2002).
•Previously served as: (i) a director of DeA Capital S.p.A (2007 to 2022); (ii) a member of the Supervisory Board of Banijay Group (2016 to 2022); (iii) a board member of L.D.H. S.a.S (2016 to 2022); and (iv) a director of De Agostini Editorie S.p.A. (2003 to 2020).

–51 total years of professional experience.

Education and Professional Credentials
ITIS Chimici (Paleocapa), Bergamo, Italy
Industrial Chemicals

Other
Mr. Pellicioli is step-father-in-law to Enrico Drago, CEO, PlayDigital, and parent-in-law with Marco Drago, Non-Executive Director.

Name	Age	Position
Maria Pinelli	61	Independent Non-executive Director
Professional Experience
–Notable Roles
•Independent Non-executive Director since January 2022, including Chair of the Audit Committee.
•Member of the Board of Directors and Audit Committee for Globant S.A., a publicly traded company headquartered in Luxembourg and listed on the NYSE.
•Member of the Board of Directors, Chair of the Audit Committee and member of the Compensation Committee for Archer Aviation, Inc., a publicly traded company headquartered in San Jose, CA and listed on the NYSE.
•Chief Executive Officer of Strategic Growth Advisors, LLC since December 2020.
•Previously served as a director and Chair of the Audit Committee of Clarim Acquisition Corporation from 2020-2022, which was publicly listed on the Nasdaq.
•From 1986-2020, held a variety of leadership roles for Ernst & Young, including Consumer Products and Retail Leader, Technology Leader, Global Vice Chair of Strategic Growth Markets, Global IPO Leader and Americas Leader for Strategic Growth Markets.

–37 total years of professional experience.

Education and Professional Credentials
McMaster University, Hamilton, Ontario, Canada
Bachelor of Commerce
Canadian Institute of Chartered Public Accountants
Fellow, Chartered Public Accountant
Institute of Chartered Accountants in England and Wales
Chartered Accountant
Executive education completed at Harvard Business School in Cambridge, Massachusetts, and The Kellogg School of Management at Northwestern University, Evanston, Illinois

Other
Ms. Pinelli was recognized as one of the Square Mile’s most inspiring Power 100 Women (London, UK)

Name	Age	Position
Samantha F. Ravich	57	Independent Non-executive Director
Professional Experience
–Notable Roles
•Independent Non-executive Director since July 2019, including a member of the Compensation Committee and the Nominating and Corporate Governance Committee.
•Chair of the Center on Cyber and Technology Innovation at the Foundation for Defense of Democracies and its Transformative Cyber Innovation Lab since 2016.
•Managing Partner at A2P, LLC, a technology company that focuses on advanced advertising techniques.
•Board Governor at the Gemological Institute of America, where she sits on the Audit Committee and the R&D/Lab Committee.
•Member of the Board of NDX Management, LLC since 2022.
•Previously served as the Vice Chair of the President’s Intelligence Advisory Board, as a Commissioner on the Congressionally mandated Cyberspace Solarium Commission and as a member of the Secretary of Energy’s Advisory Board at the U.S. Department of Energy.

–30 total years of professional experience.

Education and Professional Credentials
Pardee RAND Graduate School, Santa Monica, California
Ph.D. in Policy Analysis
Stuart Weitzman School of Design, University of Pennsylvania, Philadelphia, Pennsylvania
Master of City Planning
The Wharton School, University of Pennsylvania, Philadelphia, Pennsylvania
Bachelor of Science in Engineering

Name	Age	Position
Vincent L. Sadusky	58	Chief Executive Officer; Executive Director
Professional Experience
–Notable Roles
•Chief Executive Officer of the Company since 2022 and Executive Director on the Board; served as Interim Chief Executive Officer, Global Lottery from July 2023 to February 2024.
•Formerly an Independent Non-executive Director and Chair of the Audit Committee from the formation of the Company until 2022.
•Previously served as Chief Executive Officer and member of the Board of Directors of Univision Communications Inc., the largest Hispanic media company in the U.S., from 2018 to 2021.

–37 total years of professional experience.

Education and Professional Credentials
New York Institute of Technology, New York City, New York
Master of Business Administration
Pennsylvania State University, State College, Pennsylvania
Bachelor of Science, Accounting

Name	Age	Position
Gianmario Tondato Da Ruos	64	Independent Non-executive Director
Professional Experience
–Notable Roles
•Independent Non-executive Director of the Company, including Chair of the Compensation Committee.
•A member of the Advisory Board of Rabobank in Holland and the Strategic Advisory Board of Planet Farms Holding S.p.A in Italy.
•Previously served as the Chief Executive Officer of Autogrill S.p.A. from 2003 to 2023.
•Previously served as Chairman of HMSHost Corporation, Autogrill Italia S.p.A. and Autogrill Europe S.p.A, as well as director of Autogrill S.p.A. from 2003 to February 2023.
•Previously served as Chairman of World Duty Free S.p.A. and a director of World Duty Free Group S.A.U.

–44 total years of professional experience.

Education and Professional Credentials
Ca’Foscari University, Venice, Italy
Bachelor of Science, Economics

Senior Management

Name	Age	Position
Renato Ascoli	62	Chief Executive Officer, Global Lottery
Professional Experience
–Notable Roles
•Named Chief Executive Officer, Global Lottery in February 2024.
•Previously responsible for leading the IGT Gaming business since 2015, including Italy Gaming, Global Gaming Sales, Global Gaming Product Management, Global Gaming Studios, Global Manufacturing, Operations and services including Global Gaming Technology.

–36 total years of professional experience.

Education and Professional Credentials
Bocconi University, Milan Italy
Bachelor of Science, Economics and Social Studies

Name	Age	Position
Fabio Celadon	52	Executive Vice President, Strategy and Corporate Development
Professional Experience
–Notable Roles
•Responsible for IGT’s Strategy, Strategic Market Development, Mergers & Acquisitions and Competitive Intelligence functions.
•Previously served as Senior Vice President, Gaming Portfolio, with responsibility for monitoring relevant technological advancements and market and competitive trends, consolidating the Company’s global research and development plan and related allocation of budgets and resources, evolving the Company’s content portfolio and consolidating hardware and content roadmaps, and monitoring product performance and results.

–28 total years of professional experience.

Education and Professional Credentials
LUISS Guido Carli University, Rome, Italy
Law Degree
Columbia Business School, New York City, New York
Masters in Business Administration

Name	Age	Position
Dorothy Costa	52	Senior Vice President, People & Transformation
Professional Experience
–Notable Roles
•Leads the IGT People and Transformation function, including oversight of all senior strategic business partners and the total rewards, diversity & inclusion, organization transformation and global services and talent management centers of excellence, a role she has held since 2015.

–27 total years of professional experience.

Education and Professional Credentials
Johnson & Wales University, Providence, Rhode Island
Master in Business Administration
Rhode Island College, Providence, Rhode Island
Bachelor of Science, Business Management
University of Michigan, Ross School of Business Executive Education, Ann Arbor, Michigan
Certificate in Advanced Human Resource Executive Program

Name	Age	Position
Enrico Drago	46	Chief Executive Officer, PlayDigital
Professional Experience
–Notable Roles
•Chief Executive Officer of the PlayDigital business, a role he has held since September 2021.
•Previously served as the Company’s Senior Vice President of PlayDigital from 2018 until assuming his current role.
•Since June 2021, he has served as the Vice Chairman of De Agostini S.p.A.

–25 total years of professional experience.

Education and Professional Credentials
IESE Business School, University of Navarra, Barcelona, Spain
Master in Business Administration
Bocconi University, Milan, Italy
Bachelor of Science, Business Administration

Other
Mr. Drago is son of Marco Drago, Non-executive Director, and step son-in-law to Lorenzo Pellicioli, Non-Executive Director.

Name	Age	Position
Scott Gunn	57	Senior Vice President, Corporate Public Affairs
Professional Experience
–Notable Roles
•Leads the Company’s public policy development and government relations efforts, directing and facilitating government relationships and public engagement.
•Previously served as the Company’s Senior Vice President of Global Government Relations and North America Business Development from 2015 until assuming his current role.

–35 total years of professional experience.

Education and Professional Credentials
Tulane University, New Orleans, Louisiana
Bachelor of Arts, Political Economics

Name	Age	Position
Wendy Montgomery	61	Senior Vice President, Marketing, Communications and Sustainability

Professional Experience
–Notable Roles
•Oversees the strategy for the Company’s global brand, trade shows, product marketing and external communications, including community relations, responsible gaming and corporate social responsibility.
•Joined the Company in 2018 as Senior Vice President, Global Lottery Marketing before her promotion.

–40 total years of professional experience.

Education and Professional Credentials
Institute of Marketing Management, Johannesburg, South Africa
Diploma in Marketing Management
Greenwich University, London, United Kingdom
Higher National Diploma in Business Studies
Queen’s University, Kingston, Canada
Executive Leadership Program

Name	Age	Position
David T. Morgan	43	Senior Vice President, Chief Accounting Officer
Professional Experience
–Notable Roles
•Oversees Accounting and Tax, including developing and maintaining systems and internal controls over financial reporting, and the preparation of the Company’s consolidated annual reporting in accordance with generally accepted accounting principles.
•Previously served as Vice President & Corporate Controller of the Company from 2017 to 2023.
•Prior to joining the Company, served as Senior Manager at PricewaterhouseCoopers LLP.
•Member of the American Institute of Certified Public Accountants.

–20 total years of professional experience.

–On December 14, 2023, the Company announced that Mr. Rishton would retire at the end of 2024 and that David Morgan would assume the role of Senior Vice President, Chief Accounting Officer effective on January 1, 2024. During 2024, Mr. Rishton will support this leadership transition.

Education and Professional Credentials
University of New Hampshire, Durham, New Hampshire
Bachelor of Science, Accounting

Massachusetts Board of Public Accountancy
Certified Public Accountant

Name	Age	Position
Christopher Spears	56	Executive Vice President, General Counsel
Professional Experience
–Notable Roles
•Leads the Company’s global legal strategy and function, including managing the internal legal team and outside legal advisors, providing counsel to the Board of Directors and executive leadership team and managing corporate governance, compliance, litigation, mergers and acquisitions, intellectual property licensing, commercial and operational issues and other global subject matter areas.
•Previously served in a series of roles of increasing responsibility at Caterpillar Inc., including as Deputy General Counsel with responsibility for global commercial law matters, corporate governance and mergers and acquisitions.

–30 total years of professional experience.

Education and Professional Credentials
University of Kentucky, J. David Rosenberg College of Law, Lexington, Kentucky
Juris Doctor
University of Kentucky, Gatton College of Business and Economics, Lexington, Kentucky
Master of Business Administration
Berea College, Berea, Kentucky
Bachelor of Science, Business Administration

Name	Age	Position
Timothy M. Rishton	58	Senior Vice President, Finance Strategic Projects
Professional Experience
–Notable Roles
•Previously served as Senior Vice President, Chief Accounting Officer where he oversaw Accounting and Tax, including developing and maintaining systems and internal controls over financial reporting, and the preparation of the Company’s consolidated annual reporting in accordance with generally accepted accounting principles.
•Served as the Company’s interim Chief Financial Officer from January 2020 through April 2020.
•Member of the American Institute of Certified Public Accountants and the Rhode Island Society of CPA’s.

–35 total years of professional experience.

–On December 14, 2023, the Company announced that Mr. Rishton would retire at the end of 2024 and that David Morgan would assume the role of Senior Vice President, Chief Accounting Office effective on January 1, 2024. During 2024, Mr. Rishton will support this leadership transition.

Education and Professional Credentials
University of Rhode Island, Kingston, Rhode Island
Bachelor of Science, Accounting

Senior Consultant

Name	Age	Position
Robert Vincent	70	Chairperson of IGT Global Solutions Corporation(1)
Professional Experience
–Notable Roles
•Assumed honorary role in 2019 as: Chairperson for the primary operating subsidiary of the U.S. lottery business and represents the Company when interacting with global customers, current and potential partners, and government officials; and senior counselor to the Chief Executive Officer and the Company’s senior leadership team.
•Previously served as the Company’s Executive Vice President for Administrative Services and External Relations, overseeing global external and internal corporate communications, media relations, branding, social responsibility programs, information security, global procurement, real estate/facilities, food services, environmental health and safety and facility security and monitoring.
•Serves on the Boards of the University of Rhode Island Foundation, Rhode Island Hospital Foundation, Family Services of Rhode Island, the University of Rhode Island Foundation 2004-2023, the Greater Providence Chamber of Commerce, the Providence Performing Arts Center, and the University of Rhode Island Harrington School of Communication.

–48 total years of professional experience.

Education and Professional Credentials
University of Rhode Island, Kingston, Rhode Island
Bachelor of Arts, Political Science

Except for the relationship between Marco Drago, Enrico Drago, and Lorenzo Pellicioli described above, there are no familial relationships among any of the Parent’s directors, senior managers, or the senior consultant.

Separation & Divestiture

In connection with the Separation & Divestiture, Marco Sala will continue to serve as Executive Chair of the Board. Vincent Sadusky will continue to serve as Chief Executive Officer until the Closing, and the Board will conduct a search for the Parent’s next Chief Executive Officer. Massimiliano Chiara will continue in his role as Chief Financial Officer of the Parent, and the Parent’s remaining executive leadership will remain unchanged with the exception that Renato Ascoli will serve as Chief Executive Officer of the Parent’s Global Lottery business.

After Closing, the Parent’s Chief Executive Officer, Vincent Sadusky, will serve as Chief Executive Officer of the Combined Company, with Fabio Celadon, the Parent’s Executive Vice President, Strategy and Corporate Development, assuming the role of Chief Financial Officer of the Combined Company. The Parent will appoint Vincent Sadusky, James McCann and one other to the Board of Directors of the Combined Company while De Agostini will appoint Marco Sala, Enrico Drago and a third individual to be named later. The balance of the directors of the Combined Company will be appointed by Everi.

B.        Compensation

Non-Executive Director Compensation

The Parent’s compensation policy for non-executive directors is to provide an annual cash retainer payable in quarterly tranches as well as equity awards typically in the form of a restricted share unit (“RSU”) award vesting on an annual basis, or such other form of equity awards under the Company’s 2021 Equity Incentive Plan (the “Equity Incentive Plan”). Additional cash retainers are provided for the non-executive directors serving as Chairpersons of the Board, Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee as well as the Lead Independent Director.

Equity Awards

An RSU award is normally granted to each existing non-executive director annually, and to a new non-executive director at the time of appointment.

The number of RSUs covered by each award is generally determined by dividing (1) the Annual Grant Value (see table below in the “Annual Compensation” section) by (2) the closing price of an ordinary share as of the date of grant, prorated accordingly in respect of grants made to new non-executive directors. Awarded RSUs normally vest at the next annual general meeting (“AGM”) of the Parent after grant date, subject to continued service of the non-executive director as a director of the Parent. Where a non-executive director resigns from their directorship prior to the normal vesting date, the Parent will consider the non-executive director to have retired from the Board if such director has completed at least eight years of service, and any outstanding RSUs held by the non-executive director will become fully vested as of the date of their termination of service. Further, any outstanding RSUs held by a non-executive director will automatically vest in full in the event of their death or disability.

Annual Compensation

($ in thousands)	Fees ($)(1)	RSUs ($)(2)
Non-executive Director	100	200
Chairperson additional compensation(3)	50	50
Lead Independent Director additional compensation	20	20
Committee Chairpersons additional compensation:
Audit Committee	40	—
Compensation Committee	30	—
Nominating and Corporate Governance Committee	20	—
(1) All fees are established in USD but paid quarterly in GBP, with the amount paid converted from USD to GBP based on the exchange rate in effect on the date of processing the payment.
(2) The number of RSUs granted is calculated by dividing the grant value listed in this column by the closing price of an ordinary share as of the date of grant.
(3) This compensation is not paid to a non-executive director since Marco Sala serves as the Executive Chair of the Board.

2023 Plan Year Actual Compensation

The following table sets forth the approximate compensation received or earned, calculated in accordance with the CA 2006 and relevant regulations, as applicable, by the Company’s non-executive directors during the year ended December 31, 2023. Amounts are presented in $ thousands.

Name & Position(s)	Fees ($)	Taxable Benefits	RSUs ($)(1)	Total
James F. McCann Non-executive Director Vice-Chairperson of the Board Lead Independent Director Chairperson of the Nominating and Corporate Governance Committee	140	15	228	383
Alberto Dessy(2) Non-executive Director	124	—	208	332
Marco Drago Non-executive Director	100	—	208	308
Ashley M. Hunter Non-executive Director	100	—	208	308
Heather J. McGregor Non-executive Director	100	—	208	308
Lorenzo Pellicioli Non-executive Director	100	—	208	308
Maria Pinelli Non-executive Director Chairperson of the Audit Committee	140	15	208	363
Dr. Samantha Ravich Non-executive Director	100	—	208	308
Gianmario Tondato da Ruos Non-executive Director Chairperson of the Compensation Committee	130	—	208	338
(1) Amount reflects the number of RSUs granted on May 9, 2023, multiplied by $28.00, the three-month ending share price as of December 31, 2023. The RSUs are scheduled to vest on the date of the 2024 AGM.
(2) Includes a 4% stipend related to Italian regulatory requirements.

Executive Officer Compensation

Total Executive Officer Compensation

The following table sets forth the approximate 2023 compensation received or earned, calculated in accordance with the CA 2006 and relevant regulations, as applicable, by the Company’s executive officers as of December 31, 2023, including Marco Sala, Executive Chair of the Board; Vincent Sadusky, CEO and Executive Director of the Board; Renato Ascoli, CEO, Global Gaming; Fabio Celadon, Executive Vice President of Strategy and Corporate Development; Massimiliano Chiara, Executive Vice President, CFO and Executive Director of the Board; Dorothy Costa, Senior Vice President, People & Transformation; Enrico Drago, CEO, PlayDigital; Scott Gunn, Senior Vice President of Corporate Public Affairs; Wendy Montgomery, Senior Vice President, Marketing, Communications and Sustainability; Timothy Rishton, Senior Vice President and Chief Accounting Officer; and Christopher Spears, Executive Vice President and General Counsel. Also included is compensation paid to Robert Vincent, Chairperson of IGT Global Solutions Corporation who provides consulting services to the Company, the fees for which are included as “Other” compensation in the table below.

($ in thousands)	Salary	2023 Bonus(3)	Equity Awards(4)(5)	Other(6)	Total
Marco Sala, Executive Chair(1)	1,006	1,965	15,158	1,715	19,844
Vincent Sadusky, Chief Executive Officer(2)	1,681	2,505	3,480	314	7,980
Massimiliano Chiara, Chief Financial Officer	800	1,243	5,098	649	7,790
Other Executive Officers & Senior Consultant	3,847	4,979	9,403	5,383	23,612

(1) Effective March 1, 2023, Mr. Sala’s annual salary as Executive Chair of the Board was increased 20% to $900,000 paid monthly, of which 70% is paid in GBP and 30% in EUR, both of which are converted using fiscal year-to-date exchange rates. In addition to base salary, the amount includes true-up payments related to foreign currency fluctuations and tax equalization, per his employment contract.
(2) In addition to base salary, the amount includes true-up payments related to tax equalization.
(3) Represents the short-term incentive compensation earned for the 2023 fiscal year, expected to be paid in March 2024. In addition to the annual bonus, Mr. Sala’s amount includes an estimated true-up payment related to foreign currency fluctuations and tax equalization, per his employment contract.
(4) Mr. Sala’s, Mr. Sadusky’s, and Mr. Chiara’s equity awards compensation represents 145% achievement of the 2021-2023 performance conditions for performance share units (“PSUs”) granted in 2021 and 2022, which will vest 50% in 2024 and 2025, respectively, based on their continued service. Other executive officers’ equity awards compensation represents a weighted-average 95% achievement of the 2021-2023 performance conditions for PSUs granted in 2021, which will vest 50% in 2024 and 2025, respectively, based on their continued service. The amount of compensation reflects the total number of shares expected to vest multiplied by IGT’s three-month average closing share price as of December 31, 2023, which was $28.00.
(5) Mr. Sala’s equity awards compensation also includes 100% achievement of the Co-investment Plan performance conditions for certain PSUs and stock options granted in 2021, which will vest 100% upon shareholders’ approval of the Company’s 2023 financial statements at the 2024 AGM. The amount of compensation reflects the total number of shares expected to vest multiplied by IGT’s three-month average closing share price as of December 31, 2023, which was $28.00. Equity compensation for stock options also considers a grant date strike price of $20.37.
(6) Represents the value of certain health, welfare, and other benefits received by the executive officers during 2023 (including tax preparation, employer contributions to post-retirement plans, relocation benefits, taxable life insurance premiums paid, car allowances, housing allowances, private air travel, and perquisites.) Mr. Sala’s other compensation also includes tax equalization related to benefits received in 2023. Mr. Chiara’s other compensation also includes $500,000, the fourth installment of a $2.0 million bonus to be paid in four equal installments, provided to compensate Mr. Chiara for his forfeited compensation at his previous employer.

Short-Term Incentive Compensation Plans

The Company's 2023 short-term incentive (“STI”) compensation plans are performance-based and designed to encourage achievement of both short-term financial results and longer-term strategic objectives. The STI plans recognize growth achievement with an opportunity to earn an incentive on the upside, as well as limit the downside potential. Payments under the STI plans were based on the Company's 2023 financial performance and individual Management by Objectives (“MBOs”). The Company's executive officers participated in the same STI plans as other employees during 2023.

Executive Officers STI

For purposes of the STI plans, financial performance was measured based on Consolidated Adjusted EBITDA (“AEBITDA”), Consolidated Adjusted Operating Income ("AOI"), excluding Purchase Price Accounting, and Adjusted Consolidated Net Debt. Executive officers focused on a specific business unit will have other targeted metrics, such as a Business Unit AOI or Business Unit AEBITDA metric, in lieu of the Consolidated AOI metrics. STI targets as a percentage of base salary are 100% for the CEO, 150% for the Executive Chair, and between 70% and 100% for the Company's other executive officers. STI payouts could be adjusted to account for unusually negative or positive financial results due to events outside of the control of the

Company's executive officers. All STI objectives had a mix of financial and individual metrics, which is presented in the table below.

Level	Financial Performance	Individual MBO	Financial Metric Mix
Corporate	80%	20%	25% Consolidated AEBITDA	25% Consolidated AOI	30% Net Debt	N/A
Global Gaming	80%	20%	20% Consolidated AEBITDA	30% Gaming AEBITDA	10% Net Debt	20% Gaming Gross Margin
Global Lottery	80%	20%	20% Consolidated AEBITDA	50% Lottery AOI	10% Net Debt	N/A
PlayDigital	80%	20%	N/A	40% PlayDigital AEBITDA	N/A	40% PlayDigital Revenue Growth

All financial objectives were established by the Compensation Committee of the Board for the Executive Chair of the Board and the CEO, and by the Board for the other executive officers, upon recommendation of the Compensation Committee.

Long-Term Incentive Compensation Plans

The Company’s long-term incentive (“LTI”) compensation plan provides for several different types of stock-based awards including stock options, restricted stock and RSUs, both time and performance-based. No stock options were granted under the LTI plan in 2023.

The principal purposes of granting LTI awards are to assist the Company in attracting and retaining executive officers, to provide a market-competitive total compensation package, and to motivate recipients to increase shareholder value by enabling them to participate in the value created, thus aligning their interests with those of the Company’s shareholders.

Grants of PSUs

PSUs were granted in 2023 that will vest 50% in 2026 and 2027, respectively, based on cumulative performance over the 2023-2025 period and continued service through the applicable vesting date. The awards provide for full vesting in the event of the participant’s death, and pro rata vesting in the event of disability.

The vesting of the PSUs granted in 2023 is tied to the following performance metrics:
–Cumulative Consolidated Adjusted Free Cash Flow;
–Cumulative Consolidated AEBITDA, Cumulative Global Lottery AEBITDA less Capital Expenditures, or Cumulative Global Gaming AEBITDA less Capital Expenditures, depending on the employee’s respective business unit; and
–Relative Total Shareholder Return (“TSR”) performance against the Russell 3000 Mid Cap Market Index.

AEBITDA and TSR were selected as performance measures to provide a strong focus on profit and alignment to shareholder returns, respectively. Adjusted Free Cash Flow is designed to focus on deleveraging and reducing the Net Debt. AEBITDA and Adjusted Free Cash Flow performance are independently scored using separate payout curves; the outcomes of which could result in vested shares that are greater than, equal to, or less than the original amount of total target shares. The performance factor is the product of the individual AEBITDA and Adjusted Free Cash Flow payout curves, multiplied by the relative TSR performance factor.

Actual vesting under the award can range from 0% to 145% of target if all maximum performance targets are met. Financial objectives were established by the Compensation Committee and reviewed by the Board, consistent with the authorization provided by the Company’s shareholders.

The table below sets forth the PSUs granted pursuant to the Company’s compensation plans to its executive officers during 2023.

Name	No. of Target Shares	Grant Date Fair Value	Vesting Period	Grant Date	Per Share Market Price on Date of Grant
Marco Sala, Executive Chair	73,260	$28.36	2023-2027	05/05/23	$27.49
Vincent Sadusky, Chief Executive Officer	164,835	$28.36	2023-2027	05/05/23	$27.49
Massimiliano Chiara, Chief Financial Officer	73,260	$28.36	2023-2027	05/05/23	$27.49
Other executive officers	174,910	$28.36	2023-2027	05/05/23	$27.49
	18,498	$33.30	2023-2027	07/27/23	$33.30

Vesting of RSUs and PSUs

The table below sets forth the PSUs that vested pursuant to the Company’s compensation plans for its executive officers during 2023.

Name	Grant Date	Vest Date	No. of Shares	Per Share Market Price on Vest Date
Marco Sala, Executive Chair	May 18, 2021	May 1, 2023	102,201	$28.66
Massimiliano Chiara, Chief Financial Officer	May 18, 2021	May 1, 2023	60,693	$28.66
Other executive officers	May 18, 2021	May 1, 2023	135,371	$28.66

PSU Performance Results

A portion of the compensation included in the equity awards section of the executive compensation table reflects PSUs granted in 2021 where the measurement period for the performance conditions was completed in 2023. Vesting was dependent on cumulative performance over the three financial years ended on December 31, 2023 and continued service until May 2024 for 50% of the PSUs earned and May 2025 for the remaining 50% of PSUs earned.

	Weighting	Performance % of Target	Payout %
Corporate
Adjusted Free Cash Flow	75%	134%	116%
Consolidated AEBITDA	25%	110%	116%
Relative TSR Modifier		154%	125%
Corporate performance results (% of target)(1)			145%
Corporate total units earned (% of maximum)(2)			100%
Global Lottery
Adjusted Free Cash Flow	35%	134%	116%
Global Lottery AEBITDA less Capital Expenditures	65%	120%	116%
Relative TSR Modifier		154%	125%
Global Lottery performance results (% of target)(1)			145%
Global Lottery total units earned (% of maximum)(2)			100%
Global Gaming (3)
Adjusted Free Cash Flow	35%	134%	116%
Global Gaming AEBITDA less Capital Expenditures	65%	75%	—%
Relative TSR Modifier		154%	125%
Global Gaming performance results (% of target)(1)			51%
Global Gaming total units earned (% of maximum)(2)			35%
(1) The performance results calculated as the sum of (a) the weighted performance of Adjusted Free Cash Flow Payment Matrix (116%) and (b) either the weighted performance of Consolidated AEBITDA, Global Lottery AEBITDA less Capital Expenditures, or .Global Gaming AEBITDA less Capital Expenditures. This calculated payout % is then multiplied by the relative Total Shareholder Return percentile payout (125%).
(2) The maximum number of shares to be earned under the plan is 145% of target.
(3) PlayDigital executive officers are included in the Global Gaming LTI plan.

Marco Sala’s Co-Investment Plan

In 2021, the Company entered into a Co-Investment Plan with Marco Sala. Mr. Sala’s appointment to executive chair of the Board, effective January 24, 2022, did not impact any of the vesting conditions for awards granted under the plan. The Co-Investment Plan is intended to align Mr. Sala’s interests with those of the Company’s shareholders. Under the Co-Investment Plan, the Company matched Mr. Sala’s commitment to hold his ordinary shares on a 1:1 basis (up to 470,000 shares), comprising a matching grant of up to 345,000 shares, awarded half in PSUs and half in stock options on May 11, 2021, and a matching grant of up to 125,000 shares awarded in PSUs on July 28, 2021.

The vesting of certain PSUs and options awarded under the Co-Investment Plan is dependent upon achievement of certain performance conditions for the measurement period ended December 31, 2023 and continued service until May 2024. Upon shareholders’ approval of the Company’s 2023 financial statements at the AGM in May 2024, these shares will vest at target:

Metric(1)	Type of Condition	Performance % of Target	Target Performance Shares Subject to Metric	Target Performance Options Subject to Metric
Consolidated Adjusted Free Cash Flow	Performance	134%	64,688	64,688
Consolidated Adjusted EBITDA	Performance	110%	21,562	21,562
Deleverage Achievement	Performance	88%(2)	62,500	—
Portfolio Analysis Achievement	Performance	N/A	31,250	—
Diversity and Inclusion	Performance	N/A	31,250	—
			211,250	86,250
(1) The PSUs and stock options subject to the Absolute TSR financial metric were excluded since the measurement period ends upon approval of the Company’s 2023 financial statements at the 2024 AGM.
(2) The deleverage achievement metric is above target at 88% of the Company’s target Leverage Ratio at December 31, 2023.

Amounts accrued for pensions and similar benefits

At December 31, 2023, the total amount accrued by the Company to provide pension, retirement, or similar benefits for its executive officers is $0.2 million.

Severance Arrangements

Certain executive officers of the Company are entitled to severance payments and benefits if such executive officer’s employment is terminated other than for cause under either individual employment agreements or pursuant to provisions of national collective agreements for executives of the industry.

United States Executive Officers

The employment agreements with United States-based executive officers (i.e., Messrs. Celadon, Chiara, Gunn, Rishton, Sadusky, and Spears and Mses. Costa and Montgomery) generally provide for the following benefits upon a termination other than for “cause”:
•18 months of base salary;
•18 months of STI (based upon a three-year average) and perquisites;
•18 months tax preparation;
•any accrued but unpaid STI earned for the prior fiscal year;
•a prorated STI for the current fiscal year based on actual performance;
•18 months of health and welfare benefits continuation; and
•18 months following termination of employment to exercise vested stock options, unless the options otherwise expire under the original terms and conditions of the award during such 18-month period.

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
•24 months of health and welfare benefits continuation; and
•18 months following termination of employment to exercise vested stock options, unless the options otherwise expire under the original terms and conditions of the award during such 18-month period.

Upon United States-based executive officer’s retirement from the Company, the employment agreements also provide for accelerated vesting of a portion of an executive officer’s outstanding RSUs and PSUs and an ability to exercise vested options until the expiration date.

Italian Executive Officers
Pursuant to the terms of the Italian national collective agreement for executives of the industry (Contratto Collettivo Nazionale di Lavoro per i Dirigenti di Aziende produttrici di beni e servizi), Ascoli and Drago are generally entitled, unless ad hoc agreements provide differently, to the following severance payments and benefits upon a termination of employment by IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.) other than for “cause,” a resignation for “good reason,” or due to the executive officer’s death or disability:
•severance pay determined under the collective agreement;
•any accrued but unpaid STI earned for the prior fiscal year; and
•a notice indemnity equal to a minimum of six and a maximum of 12 months of total base salary and STI compensation.

Executive Chair Service and Severance Arrangements

Mr. Sala’s base salary as Executive Chair of the Board is £523,732 ($630,000) and €252,720 ($270,000) under his service agreements with the Parent (70%) and IGT Lottery S.p.A. (30%), respectively. In connection with his appointment as Executive Chair, certain arrangements in Mr. Sala’s service agreement with the Parent were restructured.

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

According to a severance agreement entered into between the Company and Mr. Sala, subject to Mr. Sala continuing to work during his notice period, he is entitled to a severance payment equal to one year’s base salary (plus any amounts owed to Mr. Sala) and a pro-rated STI payment as of the date of termination based on the projection of the Company’s full year business and financial results. The severance payment is subject to the Company determining that Mr. Sala is a good leaver which includes, but is not limited to, circumstances involving redundancy, permanent incapacity, or retirement with the agreement of the Company. No severance payment will be made if Mr. Sala’s employment is terminated for cause.
Under Mr. Sala’s IGT Lottery S.p.A. service agreement (30% of employment), he is entitled to the severance payments and benefits described in the “Italian Executive Officers” section above.
Change in Control

In the event of a change in control, the Equity Incentive Plan provides for full accelerated vesting of all outstanding share options, share appreciation rights and full-value awards (other than performance-based awards), when a replacement award is not provided. In addition, any performance-based award for which a replacement award is not issued will be deemed to be earned and payable with all applicable performance metrics deemed achieved at the greater of: (a) the applicable target level; or (b) the level of achievement as determined by the Compensation Committee not later than the date of the change in control, taking into account performance through the latest date preceding the change in control as to which performance can practically be determined, but in no case, later than the end of the applicable performance period. In the event of the termination of service of a participant other than for cause within 24 months following a change in control, all replacement awards held by such participant will fully vest and be deemed to be earned in full, with all applicable performance metrics deemed achieved at the greater of: (a) the applicable target level; or (b) the level of achievement as determined by the Compensation Committee taking into account performance through the latest date preceding the termination of service as to which performance can, as a practical matter, be determined (but not later than the applicable performance period).

C.        Board Practices

As of March 7, 2024, the Board consists of 12 members who were elected by shareholder vote on May 9, 2023. See “Item 6.A. Directors and Senior Management” above. The term of office of the current Board will expire at the conclusion of the next annual general meeting of the Company. Each director may be re-elected at any subsequent general meeting of shareholders. None of the Parent’s directors have service contracts with the Parent (or any subsidiary) providing for benefits upon termination of employment as a director.

The directors are responsible for the management of the Company’s business, for which purpose they may exercise all of the powers of the Parent whether relating to the management of the business or not. As described above in section “Item 6.A. Directors and Senior Management,” as of March 7, 2024, the Board is comprised of: (i) seven (7) independent directors including James F. McCann, the Vice Chairperson of the Board and Lead Independent Director; and (ii) five (5) non-independent directors, including the Parent’s CEO, Vincent Sadusky, the Parent’s CFO, Massimiliano Chiara, the Board’s Executive Chair, Marco Sala, Lorenzo Pellicioli, and Marco Drago. Messrs. Drago and Pellicioli are the Chair Emeritus and Chair of the Board, respectively, of De Agostini, the Parent’s controlling shareholder. Mr. Sala also serves on the board as CEO of De Agostini.

The Board maintains the following committees: (i) an Audit Committee; (ii) a Nominating and Corporate Governance Committee; and (iii) a Compensation Committee. The membership of each committee meets the independence and eligibility requirements of the NYSE and applicable law. The members of each committee are appointed by and serve at the discretion of the Board until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. The chairperson of each committee is appointed by the Board.

The Audit Committee

The Parent’s Audit Committee is primarily responsible for, among other things, assisting the Board’s oversight of:

•the integrity of the Parent’s financial statements and forecasts;
•the Parent’s compliance with legal and regulatory requirements;
•the independent registered public accounting firm’s qualifications and independence;
•the performance of the Parent’s internal audit function and independent registered public accounting firm; and
•the Parent’s internal controls over financial reporting and systems of disclosure controls and procedures, including the review of related party transactions and other accounting and treasury matters.

The Audit Committee oversees risk assessment and risk management, including financial, compliance, strategic and operational risk exposures, including sustainability and climate-related risk, cybersecurity, and information security. The Audit Committee and management may make recommendations to the Board for any changes, amendments, and modifications to the Parent’s ethical codes of practice, such as the Code of Conduct and the Code of Ethics, and promptly disclosing any waivers for directors or executive officers, as required by applicable law.

The Board reviews the adequacy and effectiveness of the Company’s enterprise risk management program, including the approval of risk appetites for the Company’s key risks. The Audit Committee receives periodic reports from management, reviews updates to the Company’s principal and emerging risks, and conducts deep dive reviews of risk management activities.

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

The Audit Committee regularly meets with the external auditor, the CFO, the General Counsel, the CAO, the Chief Compliance Officer and Internal Audit in separate, closed sessions. The Audit Committee regularly reports to the Board on the matters for which it has oversight responsibility.

As of March 7, 2024, the Audit Committee consists of Maria Pinelli (chairperson), Alberto Dessy, and Heather J. McGregor. Each member of the Audit Committee must meet the financial literacy requirement, as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. In addition, at least one (1) member of the Audit Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. See “Item 16A.

Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial experts.

The Compensation Committee

The Compensation Committee discharges the responsibilities of the Board relating to compensation of the Parent’s executives and directors and other human capital management matters, which include:

•ensuring that provisions regarding disclosure of information, including pensions, as set out in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (U.K.), are fulfilled;
•producing a report of the Parent’s remuneration policy and practices to be included in the Parent’s U.K. Annual Report and Accounts and ensuring that it is approved by the Board and put to shareholders for approval at the annual general meeting in accordance with the CA 2006;
•reviewing management recommendations and advising management on broad compensation policies, such as salary ranges, deferred compensation, incentive programs, pension, and executive stock plans;
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
•overseeing the design, review, and amendment of the Company’s policies relating to anti-harassment and coercion, as appropriate, and providing oversight of the enforcement of such policies by People & Transformation;
•exercising any discretion or judgment on compensation issues in accordance with the remuneration policies of the Company, including any clawback and malus policies adopted by the Company;
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
The Compensation Committee also reviews, monitors, and makes recommendations to the Board on talent tracking, development, and retention through customized training and career progression plans, and succession planning. Workplace safety and employee health and well-being ranked to the level of the Compensation Committee’s attention.

As of March 7, 2024, the Compensation Committee consists of Gianmario Tondato da Ruos (chairperson), Alberto Dessy, and Samantha Ravich.

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
•reviewing, at least annually, the appropriate skills and characteristics required of Board members in the context of the current composition of the Board and its committees;
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
•overseeing the Company’s strategy on sustainability and monitoring implementation of the Company’s sustainability program, including review of the Company’s public disclosures regarding ESG matters; and
•overseeing, in conjunction with other Board committees delegated with such authority (if any), engagement with investors/shareholders and proxy advisory firms on ESG matters.

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

As of March 7, 2024, the Nominating and Corporate Governance Committee consists of James McCann (chairperson), Ashley M. Hunter, and Samantha Ravich.

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

D.        Employees

As of December 31, 2023, IGT conducted business in more than 100 jurisdictions around the world and had 11,016 employees. The Company believes that its relationship with its employees is generally satisfactory. Most of IGT’s employees are not represented by any labor union. However, labor agreements are common in some countries around the world, and the Company recognizes such arrangements and works closely with the applicable work councils. Relations with the Company’s mid-level employees and production workers in Italy are subject to Italy’s collective bargaining agreement for the tertiary sector, distribution, and services (CCNL Terziario, della Distribuzione e dei Servizi). Relations with the Company’s executives in Italy are subject to the national collective bargaining agreement for executives in the industry companies producing services (CCNL Dirigenti Industria). Since inception of these agreements, IGT has not experienced any strike that significantly influenced its business activities. In the United States, three (3) bargaining units, totaling less than 100 employees, have elected representation by third-party union organizations. Collective bargaining agreements are in place with two of the organizational units and the Company is negotiating in good faith a collective bargaining agreement with the third unit.

Human Capital

IGT recognizes human capital development as a critical strategic process and actively builds employee skills and capabilities in an agile and outcome-focused way. In addition to offering well-structured and competitive reward and benefit packages designed to attract and retain the employees, the Company invests in training and career development opportunities to support its employees in their careers and strives to create a fair and inclusive culture that values unity, diversity, and belonging in its people, players, customers, and communities.

Career development is a partnership between each employee, their manager, and the Company and requires a conscious choice to grow and stretch individual capabilities and further a professional career. Employees and managers have a responsibility to drive their individual growth and development, with IGT providing the resources necessary to achieve these goals. New capabilities are developed through learning experiences, specific trainings, coaching, mentoring, and feedback. Individual Development Plans, aligned to personal growth goals and business objectives, enable employees to develop the most needed skills to reach individual goals. To support development, IGT has designed upskilling and reskilling plans to ensure people’s employability and to keep the Company competitive in the market.

Diversity, Equity, and Inclusion

IGT understands that its employees’ unique backgrounds, experiences, and perspectives should reflect its global customers and the local communities where the Company operates. Diversity must be supported by a fair and inclusive culture that enables all employees to feel valued, respected, engaged, and empowered to contribute to the business.

The Company established the Office of Diversity, Equity, & Inclusion (“DE&I”) to guide strategic DE&I initiatives and ensure that these topics continue to stay in focus and are embedded throughout the Company’s business processes.

Employees by Segment

	At December 31,
	2023	2022	2021
Global Lottery	4,187	4,166	4,404
Global Gaming	4,601	4,410	4,258
PlayDigital	730	745	435
Corporate and Other	1,498	1,465	1,389
	11,016	10,786	10,486

The Company maintains three (3) primary business segments: Global Lottery; Global Gaming; and PlayDigital supported by central corporate support functions.

•The Company had 60, 101, and 93 interns and temporary employees at December 31, 2023, 2022, and 2021, respectively.
•As of December 31, 2023, the proportion of women among permanent employees was 32% and 22% of employees with the title of vice president or higher were female.
•In 2023, 874 employees left the Company voluntarily. The staff voluntary attrition rate was 8%, compared to 11% in 2022 and 2021. Additionally, 235 employees had their employment involuntarily terminated, 5 of which were workforce reductions.

E.        Share Ownership

Executive Stock Ownership Requirements

On July 28, 2015, the Board approved share ownership guidelines for Senior Vice Presidents and above. These executive share ownership guidelines were most recently amended on October 25, 2023. Below is a summary of the guidelines.

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
Shares Included in Ownership:
All ordinary shares in the Company beneficially owned (regardless of whether such shares were acquired (i) on the market, (ii) through the exercise of share options, or (iii) through the vesting of other equity awards), including shares owned outright and shares held in trust for the benefit of the executive or their family members.

This includes any shares (i) allocated to an executive pursuant to a share allocation plan or other equity award plan of the Company or any of its predecessor companies that have vested, or (ii) resulting from the exercise of share options, but in either case where shares have not yet been delivered to the executive.

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
Additional Holding Requirement - Not in Compliance with Stock Ownership Requirements*:
Minimum number of shares equal to 50% of those resulting from each particular vesting of awards or from each exercise of share options (in either case net of any shares withheld or sold to cover tax withholding requirements, or exercise price relating to the vest or exercise, or broker fees (if any)) until that individual has met their applicable target level of share ownership defined under “Ownership Requirement Multiple of Base Salary”.

Additional Holding Requirement - In Compliance with Stock Ownership Requirements*:
Minimum number of shares equal to 20% of those resulting from each particular vesting of awards, or from the exercise of share options (in either case net of any shares withheld or sold to cover tax withholding requirements, or exercise price relating to the vest or exercise, or broker fees (if any)) for at least 3 years from the date of vest or exercise of such awards or share options.

Executive Directors	Each Executive Director must hold all net settled shares received under a plan of the Parent for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided the relevant director meets their holding requirements under the Executive Share Ownership Guidelines.
Executive Director Post-Employment Holding Requirement	Each Executive Director is required to hold: (i) for the period beginning upon cessation of their employment and ending on the first anniversary of such cessation, such number of shares equal to the target level defined in the Executive Share Ownership Guidelines (or if they hold a lower number of shares at the time of cessation of their employment, such lower number of shares); and (ii) for the period beginning upon the first anniversary of cessation of their employment and ending on the second anniversary of such cessation, such number of shares equal to 50% of the target level under these Executive Share Ownership Guidelines (or if they hold a lower number of shares at the first anniversary of cessation of their employment, such lower number of shares).
*Additional Holding Requirement only applicable to Covered Executives who are not Executive Directors.

Director Stock Ownership Requirements

Beginning November 10, 2020 (or five years after joining the Board if such date is subsequent to November 10, 2020), each non-executive director is expected to hold, for as long as they remain on the Board, ordinary shares of the Parent that have a fair market value equal to at least three (3) times the base annual retainer amount then in effect for non-executive directors. The current base annual retainer amount is $100,000. Non-compliant non-executive directors are prohibited from selling shares of the Parent until they have met their applicable target level of share ownership, excluding any shares sold to cover any applicable tax withholding requirements, the exercise price of any share options, nominal value of shares, or broker fees (if any).

The following table sets forth information, as of March 7, 2024, regarding the beneficial ownership of the Parent’s ordinary shares, including:

•each member of the Board;
•each executive officer and senior consultant of the Parent; and
•all members of the Board, executive officers, and senior consultant, taken together.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, the Parent believes that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares of the Parent shown as beneficially owned by that shareholder. Percentage of beneficial ownership is based on approximately 200.5 million ordinary shares (excluding treasury shares) of the Parent outstanding as of March 7, 2024.

Name of Beneficial Owner	Number of Ordinary Shares	Number of Ordinary Shares issuable upon vest within 60 days	Percentage(1)
Directors:
Marco Sala	1,186,884	—	0.59
Vincent L. Sadusky	82,468	—	0.04
James F. McCann	86,369	—	0.04
Massimiliano Chiara	82,781	—	0.04
Alberto Dessy	71,039	—	0.04
Marco Drago	85,017	—	0.04
Ashley M. Hunter	10,908	—	0.01
Heather J. McGregor	42,218	—	0.02
Lorenzo Pellicioli	165,796	—	0.08
Maria Pinelli	10,460	—	0.01
Samantha F. Ravich	38,869	—	0.02
Gianmario Tondato Da Ruos	62,784	—	0.03
Non-Director Executive Officers:
Renato Ascoli	226,258	—	0.11
Fabio Celadon	50,529	—	0.03
Dorothy Costa	15,593	—	0.01
Enrico Drago	25,858	—	0.01
Scott Gunn	33,513	—	0.02
Wendy Montgomery	22,719	—	0.01
David T. Morgan	8,512	—	Less than 0.005
Timothy M. Rishton	27,779	—	0.01
Christopher Spears	38,074	—	0.02
	2,374,428	—	1.18
(1) Any securities not outstanding that are subject to options or conversion privileges exercisable within 60 days of March 7, 2024 are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by any person holding such securities and by all Board members and executive officers as a group, but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other individual person. Except where noted, percentages have been rounded to the nearest hundredth.

The table below sets forth the options on the Parent’s ordinary shares granted to Mr. Sala that were outstanding as of March 7, 2024. As of such date, no executive officer other than Mr. Sala held outstanding options. Further, none of the directors held outstanding options, other than Mr. Sala. For each of the option grants listed below, the options are exercisable for ordinary shares of the Parent, and there is no purchase price applicable to the options other than the exercise price indicated below.

Name	Grant Date	Amount of Shares Underlying Grant	Amount Exercisable (Vested)	Amount Unexercisable (Unvested)	Exercise Price	Expiration Date
Marco Sala	May 11, 2021	172,500	—	172,500	$20.37	(1)
(1) The options will expire on the fourth anniversary of the vesting date, which is the date on which the audited financial statements for the Company’s fiscal year ended December 31, 2023 are approved by the shareholders of the Company at its annual general meeting, which is expected to occur on May 14, 2024.
For a further discussion of stock-based employee compensation, please see “Notes to the Consolidated Financial Statements—21. Stock-Based Compensation” included in “Item 18. Financial Statements”.

F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.        Major Shareholders and Related Party Transactions

A.        Major Shareholders

At March 7, 2024, the Parent’s outstanding capital stock consisted of 200,482,249 ordinary shares having a nominal value of $0.10 per share, 207,355,445 Special Voting Shares of $0.000001 each, and 50,000 sterling non-voting shares of £1.00 each, held by Intertrust Corporate Services (UK) Limited. Each ordinary share carries one (1) vote and each special voting share carries 0.9995 votes.

The following table sets forth information with respect to beneficial ownership of the Parent’s ordinary shares by persons known by the Parent to beneficially own 5% or more of voting rights as a result of their ownership of ordinary shares, including by election to exercise the votes of Special Voting Shares by placing the associated ordinary shares on the Loyalty Register as of March 7, 2024.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percent of Ordinary Shares Owned(1)	Number of Ordinary Shares on the Loyalty Register	Percent of Total Voting Power(1)
De Agostini S.p.A.	85,422,324	42.61%	85,422,324	59.75%
The Bank of New York Mellon Corporation(2)	13,061,821	6.52%	—	—
(1) Excluding treasury shares.
(2) According to the information provided in a Schedule 13G report filed by The Bank of New York Mellon Corporation (“BNY Mellon”) on January 24, 2024, BNY Mellon has sole voting power over 12,902,834 ordinary shares, shared voting power over 34,422 ordinary shares, sole dispositive power over 9,914,257 ordinary shares and shared dispositive power over 3,147,564 ordinary shares.

At March 7, 2024, B&D Holding S.p.A. (“B&D Holding”) owned 59.80% of De Agostini. Marco Drago is the President and a director of B&D Holding, and Lorenzo Pellicioli is a director of B&D Holding. B&D Holding is in turn owned by members of the Boroli and Drago families.

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

De Agostini elected, effective as of May 25, 2018, to place all of its owned ordinary shares, including the Variable Forward Transaction Shares, on the Loyalty Register, thereby gaining the power to exercise the votes of the related Special Voting

Shares. In April 2020, De Agostini pledged the Variable Forward Transaction Shares to Credit Suisse as part of the Variable Forward Transaction and, as a result, removed the Variable Forward Transaction Shares from the Loyalty Register. As of March 7, 2024, no other shareholder has elected to place any ordinary shares on the Loyalty Register. For more information regarding the Special Voting Shares and the Loyalty Register, please see “Loyalty Plan” under “Item 10.B Memorandum and Articles of Association.”

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

The Variable Forward Transaction is equally divided into four tranches, with each tranche settled at De Agostini’s election either: (i) in cash; or (ii) by physical delivery of shares, subject to certain conditions. To satisfy their obligations, De Agostini completed the final two settlement transactions with Credit Suisse by physically delivering 4,500,000 ordinary shares on May 25, 2023 and November 29, 2023, respectively.

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

All of the Parent’s ordinary shares are held on the U.S. registry. At March 7, 2024, there were 155 record holders in the U.S. holding approximately 99.90% of the Parent’s outstanding ordinary shares, including ordinary shares held by Cede & Co., the nominee for DTC. Ordinary shares held through DTC may be beneficially owned by holders within or outside of the U.S. The shares held by De Agostini are beneficially owned by an entity organized under the laws of Italy. At March 7, 2024, there were 85,422,324 Special Voting Shares of the Parent outstanding, which are all held by Computershare Company Nominees Limited in its capacity as the nominee appointed by the Parent to hold the Special Voting Shares under the terms of the Parent’s Loyalty Plan.

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

Amounts receivable from De Agostini and subsidiaries of De Agostini (together, the “De Agostini Group”) are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of the Company’s Italian subsidiaries had a corporate income tax unit agreement, and in some cases a Group VAT (value-added tax) agreement, with De Agostini pursuant to which De Agostini consolidated certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority. The corporate income tax unit agreements terminated effective January 1, 2022 and the Group VAT agreements terminated on December 31, 2022. Tax-related receivables from De Agostini were $2 million and $0.4 million at December 31, 2023 and 2022, respectively. There were no tax-related payables to De Agostini at December 31, 2023 and $3 million at December 31, 2022.

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

B.        Significant Changes

Except as disclosed elsewhere in this annual report, no significant changes have occurred since December 31, 2023, the date of the financial statements included in this annual report on Form 20-F. On February 28, 2024, the Parent entered into definitive agreements for the Separation & Divestiture of the Global Gaming and PlayDigital businesses with Everi. Refer to “Notes to the Consolidated Financial Statements—26. Subsequent Events” for more information.

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

B.    Memorandum and Articles of Association

The Parent is a public limited company registered in England and Wales under company number 09127533. Its objects are unrestricted, in line with the default position under the CA 2006. The following is a summary of certain provisions of the Articles and of the applicable laws of England. The following is a summary and, therefore, does not contain full details of the Articles, which are attached as Exhibit 1.1 to this annual report on Form 20-F. A description of the Company’s ordinary shares is attached as Exhibit 2.18 to this annual report on Form 20-F.

The Board

Directors’ interests

Except as otherwise provided in the Articles, a director may not vote on or be counted in the quorum in relation to a resolution of the directors or committee of the directors concerning a matter where they have a direct or indirect interest which is, to their knowledge, a material interest (otherwise than by virtue of their interest in shares or debentures or other securities of or otherwise in or through the Parent), but this prohibition does not apply to any interest arising only because a resolution concerns any of the following matters:

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

Compliance with NYSE Rules

For as long as the Parent’s ordinary shares are listed on the NYSE, the Parent intends to comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Parent is a foreign private issuer.

Classes of shares

The Parent has three (3) classes of shares in issue. This includes (i) ordinary shares of U.S. $0.10 each; (ii) Special Voting Shares of U.S. $0.000001 each; and (iii) sterling non-voting shares of £1.00 each (the “Sterling Non-Voting Shares”).

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

If twelve (12) years have passed from the date on which a dividend or other sum from the Parent became due for payment and the distribution recipient has not claimed it, the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by the Parent.

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

Limitations on rights to own shares

There are no limitations imposed by the Articles or the applicable laws of England & Wales on the rights to own shares, including the right of non-residents or foreign persons to hold or vote the Parent’s shares, other than limitations that would generally apply to all shareholders.

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

Disclosure of ownership interests in shares

Under the Articles, shareholders must comply with the notification obligations to the Parent contained in Chapter 5 (Vote Holder and Issuer Notification Rules) of the Disclosure Guidance and Transparency Rules (“DTR”) (including, without limitation, the provisions of DTR 5.1.2) as if the DTR applies to the Parent, save that the obligation arises if the percentage of voting rights reaches, exceeds, or falls below 1% and each one (1) percent threshold thereafter (up or down) up to 100%. In effect, this means that a shareholder must notify the Parent if the percentage of voting rights in the Parent it holds reaches 1% and crosses any one (1) percent threshold thereafter (up or down).

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

Changes in share capital

The Articles authorize the Company to allot (with or without conferring rights of renunciation), issue, grant options over or otherwise deal with or dispose of shares in the capital of the Company and to grant rights to subscribe for, or to convert any security into, shares in the capital of the Company to such persons, at such times and upon such terms as the directors may decide, provided that no share may be issued at a discount. Pursuant to a shareholder resolution passed on May 9, 2023, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on August 8, 2024, directors are authorized to:

(i)     allot ordinary shares in the Parent, or to grant rights to subscribe for or to convert or exchange any security into shares in the Parent, up to an aggregate nominal amount (i.e., par value) of U.S. $6,656,131.20 and up to a further aggregate nominal amount of U.S. $6,656,131.20 where the allotment is in connection with an offer by way of a rights issue;
(ii)     allot Special Voting Shares and to grant rights to subscribe for, or to convert any security into, Special Voting Shares, up to a maximum aggregate nominal amount of $133.20; and
(iii)    exclude pre-emption rights: first, in relation to offers of equity securities by way of rights issue; second, in relation to the allotment of equity securities for cash up to an aggregate nominal amount (i.e., par value) of U.S. $1,996,839.40; and third, in relation to an acquisition or other capital investment up to an aggregate nominal amount (i.e., par value) of U.S. $1,996,839.40.

These provisions are more restrictive than required under English law which does not prescribe a limit for the maximum amounts for allotment of shares or exclusion of pre-emption rights.

Pursuant to a shareholder resolution passed on May 9, 2023, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on November 8, 2024, the Parent is authorized to purchase its own ordinary shares on the terms of the share repurchase contracts approved by the shareholders, provided that:

(i) the maximum aggregate number of the Parent’s ordinary shares authorized to be purchased equals 19,968,394, representing 10% of the total then issued ordinary shares;
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

Upon termination of the Loyalty Plan, the directors may elect to redeem or repurchase the Special Voting Shares from the Nominee for nil consideration and cancel them, or convert the Special Voting Share into deferred shares carrying no voting rights and no economic rights (or any other rights), save that on a return of capital or a winding up, the holder of the deferred shares shall be entitled to, in aggregate, $1.00.

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

C.        Material Contracts

Definitive Agreements for the Separation & Divestiture

The definitive agreements entered into by the Parent and/or SpinCo in connection with the Separation & Divestiture include: (i) a Separation and Distribution Agreement by and among the Parent, SpinCo, Gaming HoldCo and Everi (the “Separation Agreement”);(ii) the Merger Agreement; (iii) an Employee Matters Agreement by and among the Parent, SpinCo, Gaming HoldCo and Everi (the “Employee Matters Agreement”); (iv) a Real Estate Matters Agreement by and among the Parent, SpinCo, Gaming HoldCo and Everi (the “Real Estate Matters Agreement”); (v) a Tax Matters Agreement by and among the Parent, SpinCo, Gaming HoldCo and Everi (the “Tax Matters Agreement”), and (vi) a Commitment Letter by and among Everi, SpinCo, Deutsche Bank AG New York Branch (together with its affiliates, “DB”) and Macquarie Capital (USA) Inc. (together with its affiliates, “Macquarie”) (the “Commitment Letter”) and (vii) a Voting and Support Agreement by and among the Parent, SpinCo, Everi and De Agostini (the “Voting Agreement”), each dated as of February 28, 2024. In addition, on February 28, 2024, Everi and De Agostini entered into an Investor Rights Agreement (the “Investor Rights Agreement”).

Separation Agreement

The Separation Agreement sets forth the terms and conditions regarding, among other things, the Separation, the SpinCo Contribution and the Distribution. The terms and conditions include, among other things, the restructuring and the transfer of assets and assumption of liabilities by the Parent and SpinCo and their respective subsidiaries in accordance with the separation plan as provided in the Separation Agreement to result in SpinCo owning substantially all of the assets and assuming substantially all of the liabilities of the SpinCo Business, and the Parent owning substantially all of the assets and assuming substantially all of the liabilities of the Parent’s business other than the SpinCo Business. In connection with such Separation, the Parent will effect the SpinCo Contribution in exchange for SpinCo issuing additional SpinCo Units such that the total number of SpinCo Units held by the Parent shall be equal to the number of the Parent’s ordinary shares outstanding as of the record date. The parties will procure satisfaction of SpinCo and the Parent’s existing credit support instrument release conditions at the Distribution, as applicable, and may be required to provide further cash or collateral to existing credit support beneficiaries.

The Separation Agreement also governs the rights and obligations of the parties regarding the Distribution. Consummation of the Distribution is subject to various conditions under the Separation Agreement, including the completion of the Separation and satisfaction or waiver of certain conditions to the Closing under the Merger Agreement. Prior to the Distribution, Gaming HoldCo will issue to the Parent the Intercompany Note in an amount equal to the Cash Payment, and immediately following the effective time of the Second Step Merger, to the extent not paid with proceeds of the Financing, Everi will cause Gaming HoldCo to make the Cash Payment to the Parent in satisfaction of the Intercompany Note. The “Cash Payment” will be an amount equal to $2.6 billion, as adjusted by the pre-Distribution estimates of SpinCo’s and Everi’s respective cash, debt, working capital, and expenses, as more fully set forth in the Separation Agreement. SpinCo will incur $3.7 billion of indebtedness in connection with the Financing, the proceeds of which will be used to make the Cash Payment. At least one day prior to the Merger Effective Time, Everi may declare a dividend, payable as a cash dividend and/or a right to receive a cash dividend, with a payment date as specified in the Separation Agreement, payable to holders of outstanding Everi common stock as of such declaration in accordance with the terms specified in the Separation Agreement.

The Separation Agreement also governs certain aspects of the relationship between the Parent, SpinCo, and Everi after the Distribution, including, among other things, provisions with respect to the release of claims, indemnification, restrictive covenants, guarantees, insurance, access to information and record retention. Both the Parent and Everi will be subject to two years of mutual non-solicitation obligations. The parties will have ongoing indemnification obligations under the Separation Agreement from and after the Distribution with respect to the liabilities related to SpinCo assumed by Everi through SpinCo, and the liabilities related to the Parent agreed to be retained by the Parent, as applicable. The Separation Agreement provides that, following the effectiveness of the Distribution, Everi will guarantee to the Parent the obligations of SpinCo under the transaction documents which pursuant to their terms arise at or after the Closing with respect to obligations to be performed after the effectiveness of the Distribution.

This description is qualified in its entirety by reference to the Separation Agreement, which is filed as Exhibit 4.11 to this annual report on Form 20-F.

Merger Agreement

The Merger Agreement provides for, among other things, the merger of Merger Sub with and into SpinCo, with SpinCo as the surviving company, and the merger of SpinCo with and into Gaming HoldCo, with Gaming HoldCo as the surviving corporation. As a result of the Second Step Merger, Gaming HoldCo would become a direct wholly owned subsidiary of Everi. In addition, prior to the Closing, it is contemplated that the Parent will effect the Separation, SpinCo Contribution, and the Distribution pursuant to the Separation Agreement as further described below.

In the Merger, holders of SpinCo Units will be entitled to receive for each SpinCo Unit a number of shares of newly issued Everi common stock equal to the exchange ratio specified in the Merger Agreement. Prior to the adjustments provided in the Merger Agreement, the Merger Agreement provides that the exchange ratio is equal to the quotient of (A) 103,379,870 shares of Everi common stock by (B) the number of SpinCo Units issued and outstanding immediately prior to the effective time of the Merger (the “Merger Effective Time”). Prior to giving effect to any customary adjustments of the exchange ratio in the event of stock or interest splits, divisions or subdivisions of shares, stock dividends, reverse stock splits, combinations of shares, reclassifications, recapitalizations or other similar transactions with respect to Everi common stock, the exchange ratio is designed to result in the outstanding Everi common stock, immediately following the Merger, being owned approximately 54% by former holders of SpinCo Units and approximately 46% by the stockholders of Everi immediately prior to the Merger.

The Merger Agreement also provides that, effective as of immediately following the Merger Effective Time, Everi shall cause its board of directors (the “Everi Board”) to be comprised of 11 members, with (a) six nominated by the Parent (the “IGT Nominated Directors”), three of whom will be nominated by De Agostini pursuant to the Investor Rights Agreement and (b) five nominated by Everi (the “Everi Nominated Directors”). The directors will be appointed to the classes of the Everi Board as specified in the Investor Rights Agreement and the Merger Agreement, and at least three of each of the IGT Nominated Directors and the Everi Nominated Directors will be subject to independence and other qualifications.

Consummation of the Merger is subject to various and customary conditions, including, among other things: the accuracy of representations and warranties and compliance with covenants, subject to certain customary exceptions; the effectiveness of registration statements to be filed by SpinCo and Everi with the SEC in connection with the Separation & Divestiture; approval by the stockholders of Everi and the shareholders of the Parent; the consummation of the Separation, the SpinCo Contribution and the Distribution; the receipt of the Intercompany Note by the Parent and the receipt of the Cash Payment by the Parent concurrently with the receipt by Everi of proceeds of the Financing (as defined in the Merger Agreement); the receipt of regulatory approvals; and the approval of the NYSE of the listing on the NYSE of the newly issued shares of Everi common stock in the Merger. The Merger Agreement provides that the parties will use their reasonable best efforts and take other actions to obtain the specified regulatory approvals for the proposed transaction, subject to certain exceptions as set forth in the Merger Agreement.

The Parent, SpinCo, Everi, and Merger Sub each make certain customary representations, warranties and covenants, as applicable, in the Merger Agreement, including covenants with respect to the conduct of the SpinCo Business and the business of Everi and its subsidiaries, as applicable, during the period between signing and the earlier of the termination of the Merger Agreement and the Merger Effective Time. Each of the Parent and Everi also covenants, among other things, that neither party nor any of its subsidiaries will (i) solicit certain alternative transactions or (ii) enter into discussions concerning, or provide information or data in connection with, such alternative transactions (except under limited circumstances described in the Merger Agreement, including where such party’s board of directors has received an unsolicited proposal that could reasonably be expected to lead to a superior proposal and failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to certain notice conditions); provided that the Parent may solicit or enter into discussions concerning, or provide information or data in connection with, transactions with respect to the business of the Parent excluding the SpinCo Business. The Merger Agreement also provides for each of the Parent’s and Everi’s board of directors to recommend that its shareholders and stockholders, respectively, vote in favor of the Separation & Divestiture, subject to certain exceptions described in the Merger Agreement.

The Merger Agreement contains specified termination rights for the Parent and Everi, including, among other things, that either party may terminate the Merger Agreement if either the Parent’s or Everi’s board adopts, approves, endorses, declares advisable or recommends to its stockholders an acquisition proposal other than the contemplated transaction, and under other circumstances as set forth in the Merger Agreement. The Merger Agreement further provides that in connection with a termination of the Merger Agreement under specified circumstances, each of the Parent and Everi may be obligated to pay a termination fee of $80 million and/or reimburse the other party for Commitment Fees (as defined in the Merger Agreement) and expenses in connection with any securities offering in connection with the Financing paid by the other party.

This description is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 4.10 to this annual report on Form 20-F.

Employee Matters Agreement

The Employee Matters Agreement, among other things, allocates among the parties the pre- and post-Closing liabilities in respect of the current and former employees of the SpinCo Business (including liabilities in respect of employee compensation and benefit plans covering such employees). Subject to various exceptions, SpinCo will generally assume liabilities in respect of the current and former employees of the SpinCo Business and any assets dedicated thereto, and the Parent will generally retain employee liabilities and assets related to the Parent.

This description is qualified in its entirety by reference to the Employee Matters Agreement, which is filed as Exhibit 4.12 to this annual report on Form 20-F.

Real Estate Matters Agreement

The Real Estate Matters Agreement governs the allocation and transfer of real estate between the Parent and SpinCo. Pursuant to the Real Estate Matters Agreement, the Parent may transfer to, or share with, SpinCo certain leased property associated with the SpinCo Business. The Real Estate Matters Agreement describes the manner in which the Parent will conduct an internal feasibility review to determine the suitability of certain leased property for a sublease or license to SpinCo. Following such review, the Parent and SpinCo may agree to (i) enter into a sublease or license of a portion of a leased property, or (ii) secure an alternative location and/or remote work arrangement for employees and operations which would otherwise have continued at such leased property.

This description is qualified in its entirety by reference to the Real Estate Matters Agreement, which is filed as Exhibit 4.13 to this annual report on Form 20-F.

Tax Matters Agreement

The Tax Matters Agreement sets forth, among other things, the parties’ respective rights, responsibilities and obligations with respect to taxes of SpinCo, the Parent, Everi and their respective subsidiaries (including taxes arising in the ordinary course of business and taxes imposed in connection with the Separation & Divestiture), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters. Generally, the

Parent will be responsible for taxes incurred by the SpinCo Business prior to the date of the Distribution, and SpinCo (and Everi through its ownership of SpinCo) will be responsible for taxes incurred by SpinCo following the date of the Distribution. The Parent will also be responsible for any taxes imposed on SpinCo in connection with the Separation & Divestiture.

This description is qualified in its entirety by reference to the Tax Matters Agreement, which is filed as Exhibit 4.14 to this annual report on Form 20-F.

Financing Arrangements

In connection with the Merger Agreement, on February 28, 2024, SpinCo entered into the Commitment Letter and related fee letters and engagement letter with DB, Macquarie, and Everi, pursuant to which, and subject to the terms and conditions set forth therein, DB and Macquarie committed to provide up to $4.22 billion in senior secured credit facilities consisting of (i) a $500 million revolving credit facility (the “Revolving Credit Facility”), (ii) a term loan facility (the “Term Loan Facility” and together with the Revolving Credit Facility, the “Credit Facilities”) and (iii) a bridge facility (the “Bridge Facility” and, collectively with the Credit Facilities, the “Facilities”). Pursuant to the engagement letter related to the Commitment Letter, SpinCo and Everi have engaged DB and Macquarie with respect to an issuance of “Rule 144A-for-life” senior secured notes that may be issued in lieu of all or a portion of the Bridge Facility. The proceeds of the loans under the Facilities may be used by Everi to (i) consummate the refinancing of certain existing third party debt for borrowed money of Everi and its subsidiaries, pursuant to which such debt will be repaid, redeemed, defeased, discharged, refinanced or terminated and all commitments to extend credit under such debt agreements will be terminated and any security interests and guarantees in connection therewith shall be terminated and/or released, (ii) repay the Intercompany Note and (iii) to pay fees and expenses in connection with the Separation & Divestiture and otherwise consummate the Separation & Divestiture. If the Separation & Divestiture is consummated, the indebtedness contemplated by the Commitment Letter will become indebtedness of Everi and/or a wholly-owned subsidiary of Everi.

This description is qualified in its entirety by reference to the Commitment Letter, which is filed as Exhibit 2.19 to this annual report on Form 20-F.

The Voting Agreement

The Voting Agreement contains, among other things, an agreement by De Agostini to vote or cause to be voted all shares of capital stock of the Parent owned or subsequently acquired by De Agostini (the “Covered Shares”) (i) for the approval of the Distribution, the transaction documents and the Separation & Divestiture, and (ii) against any alternative proposal to acquire SpinCo or actions that are intended to, or would reasonably be expected to, impede, interfere with or materially and adversely affect the consummation of the Separation & Divestiture. The Voting Agreement also contains certain restrictions on the transfer of the Covered Shares and a requirement to make and not withdraw certain regulatory filings and to provide information in support of the Financing and filings with the SEC necessary in connection with the consummation of the Separation & Divestiture. The Voting Agreement automatically terminates upon the earliest of the Closing, the valid termination of the Merger Agreement, a change in recommendation of the Separation & Divestiture by the Parent and any amendment to the Merger Agreement that decreases the exchange ratio without the prior written consent of De Agostini.

This description is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 3.1 to this annual report on Form 20-F.

Exclusive License Agreement with Sony

On June 1, 2023, the Company entered into a ten-year licensing agreement with Sony, which grants the Company the exclusive rights to the Wheel of Fortune brand across gaming, lottery, iGaming and iLottery and includes the rights to distribute Wheel of Fortune content for free-to-play social casinos. The contract will run from January 1, 2025 to December 31, 2034, with minimum license fees of $312.5 million over the term, and extends the Company’s partnership with Sony dating back to 1996. This description is qualified in its entirety by reference to the licensing agreement, which is filed as Exhibit 4.9 to this annual report on Form 20-F.

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

Observer Agreement with De Agostini

On May 16, 2018, the Parent’s directors approved the observer agreement (the “Observer Agreement”) between De Agostini and the Company permitting De Agostini to appoint an observer to attend meetings of the Parent’s directors. On November 8, 2023, the Observer Agreement was renewed for a new two (2) year term and Alessandro Vergottini, the Chief Financial Officer of De Agostini, acknowledged and agreed to his renewed appointment by De Agostini as an observer pursuant to the terms of the Observer Agreement. The Observer Agreement will expire following the meeting of the Board at which the financial results for the third quarter of 2025 are reviewed.

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

E.        Taxation

Material United States Federal Income Tax Considerations

This section summarizes certain material U.S. federal income tax considerations regarding the ownership and disposition of the Parent’s ordinary shares by a U.S. holder (as defined below), and certain material U.S. federal income tax consequences of the
Distribution and Merger. This summary is based on U.S. federal income tax law, including the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, administrative guidance and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. No ruling from the Internal Revenue Service (the “IRS”) has been sought with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. The discussion assumes that the Parent’s shareholders hold their ordinary shares, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion further assumes that all items or transactions identified as debt will be respected as such for U.S. federal income tax purposes.

This summary does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to the Parent’s shareholders in light of their personal circumstances, including any tax consequences arising under the tax on certain investment income pursuant to the Health Care and Education Reconciliation Act of 2010 or arising under the U.S. Foreign Account Tax Compliance Act (or any Treasury regulations or administrative guidance promulgated thereunder, any intergovernmental agreement entered into in connection therewith or any non-U.S. laws, rules or directives implementing or relating to any of the foregoing), or to shareholders subject to special treatment under the Code, including (but not limited to):

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
•U.S. holders that hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction; and
•U.S. holders that received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

This discussion does not address any non-income tax considerations or any state, local or non-U.S. tax consequences. For purposes of this discussion, a “U.S. holder” means a beneficial owner of the Parent’s ordinary shares that is, for U.S. federal income tax purposes:

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

U.S. Federal Income Tax Consequences of the Distribution and Merger

The following is a general discussion of certain material U.S. federal income tax consequences to U.S. holders (i) who receive SpinCo Units in the Distribution and (ii) whose SpinCo Units are exchanged for shares of Everi common stock pursuant to the Merger, assuming the Distribution and Merger are completed as set forth in the section above labeled “Separation & Divestiture of the Global Gaming and PlayDigital Businesses”. This discussion is subject to the discussion above under “Ownership and Disposition of the Parent’s Ordinary Shares—Passive Foreign Investment Company Considerations”.

No ruling from the IRS has been or will be sought with respect to any aspect of the Separation & Divestiture, and no opinion of counsel will be rendered in connection with the transactions comprising the Separation & Divestiture. Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position. The tax treatment of the Separation & Divestiture to Parent’s shareholders will vary depending on their particular situations. This summary is for the general information of U.S. holders only and does not purport to be a complete analysis of all potential tax effects of the Separation & Divestiture. Accordingly, U.S. holders should consult their own tax advisors with respect to the particular tax consequences to them of the Separation & Divestiture.

Parent intends to report the Distribution as a taxable distribution of SpinCo Units for U.S. federal income tax purposes. Assuming such treatment is correct, the tax consequences described above in “Ownership and Disposition of the Parent’s Ordinary Shares—Taxation of Distributions” would generally apply to the Distribution.

Specifically, a U.S. holder will be required to include the fair market value of the SpinCo Units in gross income as a dividend to the extent of Parent’s current or accumulated earnings and profits (as increased to reflect any gain recognized by Parent on a taxable distribution). A dividend paid by Parent to non-corporate U.S. holders may be eligible to be taxed at reduced rates of U.S. federal income tax applicable to “qualified dividend income”. The amount of Parent’s current or accumulated earnings and profits as of the date of the Distribution will not be known until after the Distribution. Accordingly, Parent is not able to determine the portion of the Distribution that will be reported as a dividend as of the date hereof.

To the extent that the fair market value of the Distribution exceeds Parent’s current and accumulated earnings and profits, such excess will first be treated as a tax-free return of capital to the extent of a U.S. holder’s adjusted tax basis in Parent’s ordinary shares and will reduce such U.S. holder’s basis accordingly. The balance of the excess, if any, will be taxed as capital gain, which would be long-term capital gain if the U.S. holder has held Parent’s ordinary shares for more than one year at the time the SpinCo Units are received. Long-term capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at reduced rates. A U.S. holder’s basis in the SpinCo Units will be equal to the fair market value of the SpinCo Units received in the Distribution.

Based on the tax treatment of the Distribution described above, a U.S. holder would not recognize further gain or loss as a result of the Merger because even though the Merger is expected to be a taxable transaction, the fair market value of the Everi common stock received by such U.S. holder would equal the adjusted basis of the SpinCo Units exchanged by such U.S. holder in the Merger. A U.S. holder’s holding period for the Everi common stock received in the Merger will begin on the day after the Merger closes.

Notwithstanding Parent’s intended reporting of the Distribution, it is possible that the Distribution could alternatively be viewed as tax-free under Section 355 of the Code, in which case the U.S. federal income tax consequences of the Distribution would generally be the following:

•a U.S. holder would not recognize any gain or loss, and would not include any amount in income, upon receiving the SpinCo Units in the Distribution;
•each U.S. holder’s aggregate basis in Parent’s ordinary shares and the SpinCo Units received in the Distribution would equal the aggregate basis the U.S. holder had in Parent’s ordinary shares immediately prior to the Distribution, allocated in proportion to the fair market value of each; and
•each U.S. holder’s holding period in the SpinCo Units received in the Distribution would include the U.S. holder’s holding period in its Parent ordinary shares on which the Distribution was made.

In this circumstance, the Merger would still be expected to be a taxable transaction, however, and a U.S. holder would be expected to recognize capital gain or loss equal to the difference between the Everi common stock received in the Merger and such U.S. holder’s adjusted basis in the SpinCo Units received in the Distribution (as described above). Such capital gain or loss would be long-term capital gain or loss if the U.S. holder’s holding period for the SpinCo Units (as described above) is more than one year as of the effective time of the Merger. A U.S. holder’s holding period for the Everi common stock received in the Merger would begin on the day after the Merger closes.

In light of the foregoing, the Distribution and Merger, together, may result in materially different U.S. federal income tax consequences depending on whether only the Merger, or both the Distribution and the Merger are taxable for U.S. federal income tax purposes. U.S. holders should consult their own tax advisors as to the tax consequences to them of the Distribution and Merger.

Material U.K. Tax Considerations

The following summary is intended to apply only as a general guide to certain U.K. tax considerations, and is based on current U.K. tax law and current published practice of His Majesty’s Revenue and Customs (“HMRC”), both of which are subject to change at any time, possibly with retrospective effect. They relate only to certain limited aspects of the U.K. taxation treatment of investors who are resident and, in the case of individuals, domiciled or deemed domiciled in (and only in) the U.K. for U.K. tax purposes (except to the extent that the position of non-U.K. resident shareholders is expressly referred to), who will hold the Parent’s ordinary shares as investments (other than under an individual savings account or a self-invested personal pension) and who are the absolute beneficial owners of the Parent’s ordinary shares. The statements may not apply to certain classes of investors such as (but not limited to) persons acquiring their ordinary shares in connection with an office or employment, dealers in securities, insurance companies, and collective investment schemes.

Any shareholder or potential investor should obtain advice from his or her own investment or taxation advisor.

Dividends

The Parent will not be required to withhold U.K. tax at the source from dividend payments it makes.

U.K. resident individual shareholders

All dividends received by an individual shareholder from the Parent or from other sources will form part of that shareholder’s total income for income tax purposes and will constitute the top slice of that income. For the tax year 2023/2024, the extent that the dividends they receive (whether from the Parent or other companies) exceed the tax free dividend allowance (£1,000 for the tax year 2023/2024, which (under current proposals) will decrease to £500 from April 6, 2024), they are taxed on such dividends at either 8.75% (to the extent shareholders are liable to tax only at the basic rate), 33.75% (to the extent shareholders are liable to pay tax at the higher rate) or 39.35% (to the extent shareholders are liable to pay tax at the additional rate). It is expected that the dividend tax rate will remain at the current rates from April 6, 2024.

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

If the conditions for exemption are not met or cease to be satisfied, if anti-avoidance provisions apply, or if such a corporate shareholder elects an otherwise exempt dividend to be taxable, the shareholder will be subject to U.K. corporation tax on dividends received from the Parent, at the rate of corporation tax applicable to that corporate shareholder (currently, 25%).

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

If an individual shareholder becomes liable to U.K. capital gains tax on the disposal of the Parent’s ordinary shares, the applicable rate (for the tax year 2023/2024) will be either 10% to the extent shareholders are liable to tax only at the basic rate or 20% (to the extent shareholders are liable to pay tax at the higher rate or the additional rate), respectively (save in some limited circumstances).

If a corporate shareholder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ordinary shares, the main rate of U.K. corporation tax (currently at a rate of 25%) would apply, subject to any exemptions, reliefs and/or allowable losses. A shareholder which is not resident in the U.K. for tax purposes should not normally be liable to U.K. taxation on chargeable gains on a disposal or deemed disposal of the Parent’s ordinary shares unless the person is carrying on (whether solely or in a partnership) a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate holder of ordinary shares, through a permanent establishment) to which the ordinary shares are attributable. However, an individual shareholder who has ceased to be resident in the U.K. for the purposes of a double taxation treaty for a period of less than five (5) years (and had sole U.K. resident for at least four (4) out of the seven (7) tax years immediately prior to his year of departure) and who disposes of the Parent’s ordinary shares during that period of temporary non-residence may be liable on his return to the U.K. (or upon ceasing to be regarded as resident outside the U.K. for purposes of double taxation relief) to U.K. taxation on any capital gain realized (subject to any available exemption or relief).

Diverted Profits Tax

The U.K. diverted profits tax (“DPT”) is currently separate from U.K. corporation tax and is charged at a higher rate of 31% (subject to certain limited exceptions). It is an anti-avoidance measure aimed at protecting the U.K. tax base against the artificial diversion of profits that are being earned by activities carried out in the U.K. but which are not otherwise being taxed in the U.K., in particular as a result of arrangements amongst companies in the same multinational group. The U.K.’s network of double tax treaties does not currently offer protection from a DPT charge. In the event that the rules apply to certain arrangements, then upfront payment of HMRC’s estimate of the deemed tax liability may be required. If any of our U.K. or non-U.K. companies is liable for DPT as a result of intra-group arrangements, this could have a material adverse effect on the Company’s and/or the Parent’s results. HMRC’s response to the June 19, 2023 consultation to reform U.K. law in relation to transfer pricing, permanent establishment, and DPT, published on January 16, 2024, proposes to remove DPT’s status as a separate tax and bring in an equivalent charge to U.K. corporation tax. Broadly, the reform is intended to clarify the relationship between DPT and transfer pricing and will provide access to treaty benefits for DPT. The U.K. government will hold a technical consultation on draft legislation in 2024.

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

UK Tax Consequences of the Distribution

The Distribution by Parent of the SpinCo Units will be treated as a taxable dividend in the hands of UK shareholders, subject to certain exemptions. Liability to tax on dividends will depend upon the individual circumstances of that shareholder. The Distribution received by a UK resident individual shareholder will form part of that shareholder’s total income for income tax purposes and will constitute the top slice of that income. UK resident individual shareholders are subject to tax on dividends in accordance with their personal tax bands (as described above). A U.K. resident corporate shareholder which is a “small company” for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 will not be subject to U.K. corporation tax on the Distribution provided that certain conditions are met (including an anti-avoidance condition). Other UK resident corporate shareholders will be liable to U.K. corporation tax (currently at a rate of 25%) on the Distribution unless the dividend falls within an exempt class and certain conditions are met. U.K. resident corporate shareholders should seek advice from their own professional advisers in considering whether they are within the scope of an exempt class. A non-UK resident shareholder will not generally be liable to tax in the U.K. on the Distribution unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate holder of ordinary shares where the dividend exemption does not apply, through a permanent establishment) to which the ordinary shares are attributable. A non-U.K. resident shareholder may also be subject to taxation on dividend income under local law, and should consult his or her own tax advisors concerning his or her tax liabilities (in the U.K. and any other country) on the Distribution of SpinCo Units from Parent.

Parent is not required to withhold tax when distributing the Spinco Units.

The Distribution should otherwise be tax neutral for Parent.

UK Tax Consequences of the Merger

The Merger should be treated as a disposal of the Units of SpinCo shares by the UK resident shareholders and depending upon the shareholder’s circumstances, and subject to any available exemptions and reliefs (such as the annual exempt amount for individuals), may give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of capital gains. The UK resident shareholders are expected to have market value basis in the SpinCo Units following the Distribution such that, provided the Merger occurs shortly after the Distribution, any gain for the UK shareholders on the deemed disposal of Units of SpinCo should be minimal. UK resident individual shareholders are subject to capital gains tax on the disposal of the Units of SpinCo in accordance with their personal tax bands (as described above). ). A U.K. resident corporate shareholder will be liable to U.K. corporation tax on the disposal at the main rate of U.K. corporation tax (currently at a rate of 25%), subject to any exemptions, reliefs and/or allowable losses. A non-U.K. resident shareholder should not normally be liable to U.K. taxation on chargeable gains on the disposal of SpinCo Units unless the person is carrying on (whether solely or in a partnership) a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate holder of ordinary shares, through a permanent establishment) to which the ordinary shares are attributable. Special rules may apply to individual non-UK resident shareholders who have ceased to be resident in the UK for tax purposes and who make a disposition of their Units of SpinCo whilst UK non-resident before becoming once again resident in the UK for tax purposes within five years from departure. UK resident and non-UK resident shareholders should consult their own tax advisors concerning their tax liabilities (in the U.K. and any other country) on the disposal of the Units of SpinCo.

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

At December 31, 2023 and 2022, approximately 28% and 20% of the Company’s Net debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Revolving Credit Facilities and Euro Term Loan Facilities due January 2027. At December 31, 2023 and December 31, 2022, the Company no longer held any interest rate swaps.

A hypothetical 100 basis points increase in interest rates for 2023 and 2022, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $16 million and $11 million, respectively.

Costs to Fund Jackpot Liabilities

Fluctuations in prime, treasury, and agency rates due to changes in market and other economic conditions directly impact the Company’s cost to fund jackpots and corresponding gaming operating income. If interest rates decline, jackpot cost increases and operating income decreases. The Company estimates a hypothetical decline of one percentage point in applicable interest rates would have reduced operating income by approximately $4 million in 2023 and $7 million in 2022. The Company does not manage this exposure with derivative financial instruments.

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

The principal foreign currency to which the Company is exposed is the euro. A hypothetical 10% decrease in the year end U.S. dollar to euro exchange rate, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $110 million and $120 million for December 31, 2023 and 2022, respectively. Our euro exposure primarily arises from euro denominated long-term debt. Based on our long-term forecast, the Company undertakes to match and maintain the mix of euro denominated debt to the mix of euro sourced EBITDA.

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

At December 31, 2023, the Company had forward contracts for the sale of approximately $238 million of foreign currency (primarily Canadian dollar, Peruvian sol, Australian dollar, and Mexican peso) and the purchase of approximately $234 million of foreign currency (primarily U.S. dollar, British pounds, Canadian dollar, euro, and Mexican peso).

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

The Company’s foreign currency exposure primarily arises from changes between the U.S. dollar and the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have increased equity by $30 million and $29 million for 2023 and 2022, respectively.

Item 12.        Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.        Defaults, Dividend Arrearages, and Delinquencies

None.

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

See the description of the Loyalty Plan in “Item 10. Additional Information—B. Memorandum and Articles of Association—Loyalty Plan.”

Item 15.        Controls and Procedures

Disclosure Controls and Procedures

IGT management maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the Company’s reports that it files or furnishes under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized, and reported within time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating its disclosure controls and procedures, IGT recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as the Company’s are designed to do.
As required by Rule 13a-15(b) under the Exchange Act, an evaluation of the effectiveness of the IGT’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2023 was conducted under the supervision and with the participation of its management including its CEO and CFO. Based on this evaluation, its CEO and CFO concluded that its disclosure controls and procedures were effective as of December 31, 2023 at a reasonable assurance level.

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
•provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are made only in accordance with authorizations of the Company’s management and directors; and
•provide reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets, that could have a material effect on the financial statements, would be prevented or detected on a timely basis.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in business conditions or due to non-compliance with applicable policies and procedures.
IGT’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2023 based upon the framework presented in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

IGT’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 as stated in their report appearing in “Report of Independent Registered Public Accounting Firm” included in “Item 18. Financial Statements.”

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.        Audit Committee Financial Expert

The Parent’s Board of Directors has determined that Maria Pinelli, chairperson of the Audit Committee, and Alberto Dessy and Heather McGregor, both members of the Audit Committee, are each an audit committee financial expert. Each of Ms. Pinelli, Mr. Dessy and Ms. McGregor is an independent director under the NYSE standards.

Item 16B.        Code of Ethics

IGT has adopted a Code of Ethics for Principal Executive Officer and Senior Financial Officers (the “Code of Ethics” or “Code”), which is applicable to its principal executive officer, principal financial officer, the principal accounting officer and controller, and any persons performing similar functions (each, a “Covered Officer”). The Code of Ethics was most recently reviewed and approved by the Board on October 26, 2023, with updates incorporated to: (i) impose a duty on each Covered Officer to escalate both actual or potential Code violations to the Audit Committee; and (ii) to expand “Confidentiality” and “Fair Dealing” provisions to include suppliers and other stakeholders, except when legally authorized or required to disclose. This Code of Ethics is available on the Company’s website, www.igt.com, and may be found as follows: from the main page, first click on “Explore IGT” and then on “Investor Relations” and then on “ESG” and then on “Governance Documents.” The information contained on the Company’s website is not included in, or incorporated by reference into, this Annual Report on Form 20-F. To the extent that the Company amends any provision of the Code, or grants any waiver from a provision of the Code, to any Covered Officer, the Company intends to disclose such amendment or waiver on the “Governance Documents” page within the “ESG” section of the Company’s website at www.IGT.com.

Item 16C.        Principal Accountant Fees and Services

PricewaterhouseCoopers LLP (“PwC US”) has been serving as the Company’s independent auditor since 2015.

Aggregate fees for professional services and other services rendered by PwC US and its foreign entities belonging to the PwC network in 2023 and 2022, all of which were approved by the Audit Committee pursuant to its policies and procedures, were as follows:

	For the year ended December 31,
($ in thousands)	2023	2022
Audit fees	10	10
Audit-related fees	3	1
Tax fees	2	1
All other fees	—	—
	15	12

•Audit fees consist of professional services performed in connection with the annual financial statements.
•Tax fees consist of professional services for tax planning and compliance. The 2023 tax fees include professional services incurred for our Separation & Divestiture activities, as defined in “Notes to the Consolidated Financial Statements—3. Business Acquisitions and Divestitures” included in “Item 18. Financial Statements.”
•Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and agreed upon procedures for certain financial statement areas. The 2023 audit-related fees include amounts incurred for our Separation & Divestiture activities.
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

Item 16D.        Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 15, 2021, the Parent’s Board of Directors authorized a share repurchase program pursuant to which the Company may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. The share repurchase program was publicly announced on November 16, 2021. At the Parent’s 2023 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 19,968,394 of the Parent’s ordinary shares. This authority remains valid until November 8, 2024, unless previously revoked, varied, or renewed at the Parent’s 2024 annual general meeting.

The Company did not execute any share repurchase transactions during the year ended December 31, 2023.

Item 16F.        Change in Registrant’s Certifying Accountant

None.

Item 16G.        Corporate Governance

The Parent is a public limited company incorporated under the laws of England and Wales and qualifies as a foreign private issuer under the rules and regulations of the SEC and the listing standards of the NYSE. In accordance with the NYSE listing rules related to corporate governance, listed companies that are foreign private issuers are permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are otherwise applicable to listed companies. However, for as long as the Parent’s ordinary shares are listed on the NYSE, the Company intends to comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Company is a foreign private issuer. The Board has adopted Corporate Governance Guidelines, a copy of which is available on the “Investor Relations” page of www.IGT.com.

Item 16H.        Mine Safety Disclosure

Not applicable.

Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.    Insider Trading Policies

Not applicable.

Item 16K.    Cybersecurity

Cybersecurity Risk Management Processes

As discussed in Part I, Item 3D – Risk Factors, the Company faces an evolving cybersecurity and information security risk landscape that could impact the achievement of strategic, financial and operational objectives. While it is not possible to identify or anticipate every cybersecurity and information security risk, the Company has developed, implemented, and maintained cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. These include processes for assessing, identifying, and managing material risks from cyber and information security threats, which are incorporated into the Company’s enterprise risk management program, and we test, evaluate, and evolve our processes, security measures, and incident response, as appropriate.

To operate the business and provide products and services to our customers, the Company owns and maintains or works with third parties to employ various information systems, or electronic information resources. These information systems include physical or virtual infrastructure controlled by such information resources (or components thereof), organized and overseen by the Global Information Security (“GIS”) team in collaboration with the business to collect, process, maintain, use, share, disseminate or dispose of the Company’s information to maintain and support operations. The Chief Information Officer (the “CIO”) leads the GIS function of the Company.

GIS maintains information and cyber security risk management practices and processes designed to identify, analyze, evaluate and address various cybersecurity threats faced by the Company. Any potential cybersecurity incident could adversely affect the confidentiality, integrity or availability of our information systems or any information residing therein, and these threats include external attempts to breach and compromise systems, social engineering, insider threats, mishandling of or failure to comply with security policies and not adhering to published guidance on how to operate in accordance with cybersecurity practices. To mitigate our cybersecurity risk, GIS has designed various cybersecurity processes to prevent, detect, report, mitigate and remediate threats and vulnerabilities and protect the confidentiality, integrity and availability of information. As the functional lead of GIS, the Chief Information Security Officer (the “CISO”) oversees the Company’s information security programs maintained throughout the organization and ensures the integration of policies, procedures and controls into business processes.

GIS, including the Global Security Operations Center and Cyber Threat Intelligence Center (“CTIC”), performs certain operational aspects of the information and cyber security program by partnering with business units and senior management to conduct ongoing impact and risk assessment. The Global Security Operations Center serves as the Company’s first level of information and cyber security defense monitoring, with responsibility for identifying and escalating cybersecurity incidents pursuant to established internal procedures. When a cybersecurity incident occurs, the CTIC coordinates and provides timely, organized, and informed responses to mitigate the damage or loss to the Company’s IT systems, network and data and to minimize economic, reputational and other harms to the Company and its customers, employees and partners.

Cybersecurity Governance and Oversight Responsibilities

To support the effectiveness of the information and cyber security risk management practices, the Company has implemented a program and governance model that describes the roles, responsibilities and expectations for relevant segments and functions across the Company:

•Board and Audit Committee: The Board reviews the adequacy and effectiveness of the Company’s cyber and information security program, including the various policies, practices, and internal controls. The Audit Committee holds dedicated sessions to receive and discuss updates on data protection and cybersecurity and engages with management on the Company’s incident prevention plans and policies, threat-detection measures and prompt response to malicious activity and attacks. Through the Audit Committee, the Board receives periodic updates on cyber security risk oversight and related matters, including the receipt of annual reports on cyber and information security from the CIO, CISO, and Audit Committee.
•Information and Cyber Security Program Owners: The Senior Vice President, Chief Information Officer, and Vice President, CISO own the GIS Information and Cyber Security Program. The Company’s CISO has over 30 years of technical skills and experience designing, implementing, and maintaining global information security frameworks and communications networks for companies. The Company’s CIO has over 35 years of technical skills and experience developing global systems and processes. The CISO operates the Company’s cyber and information security program under the direct supervision of the CIO, and the CIO reports directly into the Company’s Chief Financial Officer.
•Information and Security Governance Committee (or the “ISGC”): The ISGC, comprised of senior management and led by the CISO, reviews GIS policies, standards and other governance documents at least annually, or upon need of a significant change. Decisions and recommendations from the committee are communicated to the Executive Management Team and Board, as appropriate, by the CISO.

•Cybersecurity Incident Response Committee (or the “CIRC”): The Company has established a cross-functional CIRC charged with reviewing significant cybersecurity incidents escalated by the CISO to complete a materiality analysis to support the identification of appropriate steps, which may include disclosure in accordance with applicable SEC rules and regulation and other law.
•Senior Management: Senior management within Lottery, Gaming, PlayDigital and corporate services are responsible for collaborating with GIS to implement information and cyber security processes into their business segments or functional areas.

Cybersecurity and Our Gaming Products and Services

Customers entrust the Company to safeguard their data, and GIS ensures that trust with teams dedicated to maintaining that confidentiality, integrity, and availability of customer data. GIS identifies cybersecurity risks and tracks mitigation activities, testing and monitoring of the operational effectiveness of controls to ensure business commitments are achieved. In addition to internal management of data security controls, GIS undergoes third-party assessments each year to validate that controls are suitably designed and operating effectively. These independent assessments include: (i) internal risk assessments; (ii) System and Organizational Controls (“SOC”) 1, SOC 2, and SOC 3 audits; (iii) Payment Card Industry assessments; (iv) World Lottery Association assessments; and (v) ISO 27001 certification audits.

GIS has incorporated secure practices into the software development lifecycle, which includes risk assessments of projects, rigorous testing of application and network changes, issue tracking to resolution prior to deployment of changes, governance over our environment and providing a structured, measurable process to ensure solutions are managed and sustainable with a security focus.

IGT’s Global Information Security Management System (“ISMS”) addresses security concerns related to safeguarding customer data by guiding the management of the overall information security management framework and developing information security documentation, including security policies, security standards and protocols or procedures. The goals pursued by ISMS include:

•Complying with business, legal, and regulatory requirements to maintain the confidentiality, integrity and availability of IGT information assets and services;
•Implementing industry best practices at the program, process and system levels;
•Maintaining IGT’s ability to continue services in the face of events and major disruptions;
•Implementing controls to protect IGT information against theft, abuse and other forms of harm or loss; and
•Designing and implementing a system of internal controls designed to protect IGT and its stakeholders.

IGT’s CTIC focuses on early detection of risks, including cybersecurity threats, through a variety of testing methods that are selected and implemented to align with industry best practices, which include penetration and vulnerability scanning of systems and environments. Findings from these tests are tracked to remediation and reported to executive management (including the Chief Financial Officer, General Counsel, Chief Accounting Officer and Head of Internal Audit) and the Audit Committee.

In addition to CTIC’s monitoring capabilities, internal and external parties can also escalate a suspected information or cyber security threat to the CTIC through an automated reporting system. As needed, the CTIC coordinates a response with other departments (including the Legal department and executive team) by way of the CISO. If management deems a cybersecurity incident material, the Company will report the cybersecurity incident consistent with applicable rules and regulations, including those of the SEC. GIS also introduced the Third-Party Risk Assessments program to evaluate the potential impact of IGT vendors on the business from various security threat vectors and monitors the overall cyber security health of IGT’s critical vendors. Information security monitoring of vendors is managed through GIS, in collaboration with the Company’s procurement team.

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

2.10	Observer Agreement with an effective date of November 8, 2023, between the Company and De Agostini S.p.A. and filed herewith.

2.11
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

2.14
Indenture dated as of June 20, 2019 between International Game Technology PLC, as the Issuer, and BNY Mellon Corporate Trustee Services Limited, as the Trustee (incorporated herein by reference to Exhibit 2.20 to the Company's Annual Report on Form 20-F filed by International Game Technology PLC on March 3, 2020).

2.15
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

2.17
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

Exhibit	Description
2.18	Description of the registrant’s securities registered pursuant to Section 12 of the Exchange Act.

2.19
Commitment Letter by and among Ignite Rotate LLC, Deutsche Bank AG New York Branch (and its affiliates), Macquarie Capital (USA) Inc. (and its affiliates) and Everi Holdings Inc., dated as of February 28, 2024 (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 6-K filed by International Game Technology PLC on February 29, 2024)

3.1
Voting and Support Agreement by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc. and De Agostini S.p.A., dated as of February 28, 2024 (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 6-K filed by International Game Technology PLC on February 29, 2024)

4.1
GTECH 2014-2020 Stock Option Plan (incorporated herein by reference to Exhibit 99.6 to the Post-Effective Amendment No. 1 on Form S-8 to Form F-4 filed by International Game Technology PLC on April 6, 2015).

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

4.9*	Exclusive License Agreement between International Game Technology PLC and Califon Productions, Inc. dated June 1, 2023 and filed herewith.

4.10
Agreement and Plan of Merger by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc. and Ember Sub LLC, dated as of February 28, 2024 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 6-K filed by International Game Technology PLC on February 29, 2024)

4.11
Separation and Distribution Agreement by and among International Game Technology PLC, Ignite Rotate LLC, International Game Technology and Everi Holdings Inc., dated as of February 28, 2024 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed by International Game Technology PLC on February 29, 2024)

Exhibit	Description

4.12
Employee Matters Agreement by and among International Game Technology PLC, Ignite Rotate LLC, International Game Technology and Everi Holdings Inc., dated as of February 28, 2024 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed by International Game Technology PLC on February 29, 2024)

4.13
Real Estate Matters Agreement by and among International Game Technology PLC, Ignite Rotate LLC, International Game Technology and Everi Holdings Inc., dated as of February 28, 2024 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 6-K filed by International Game Technology PLC on February 29, 2024)

4.14
Tax Matters Agreement by and among International Game Technology PLC, Ignite Rotate LLC, International Game Technology and Everi Holdings Inc., dated as of February 28, 2024 (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 6-K filed by International Game Technology PLC on February 29, 2024)

8.1	List of Subsidiaries of the Registrant

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Executive Chair

12.3	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Certification of the Chief Executive Officer and Executive Chair Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP

97	IGT Executive Compensation Recoupment Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Portions of this exhibit have been omitted.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ MASSIMILIANO CHIARA
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: March 12, 2024

ITEM 18. FINANCIAL STATEMENTS

INTERNATIONAL GAME TECHNOLOGY PLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of International Game Technology PLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of International Game Technology PLC and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue Recognition – Identifying and Evaluating Contractual Terms and Conditions

As described in Notes 2 and 4 to the consolidated financial statements, the Company generated service and product revenues of $3,347 million and $963 million, respectively, for the year ended December 31, 2023. The Company often enters into contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. As disclosed by management, judgment is applied in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition.

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
March 12, 2024

We have served as the Company’s auditor since 2015.

International Game Technology PLC
Consolidated Balance Sheets
($ and shares in millions, except per share amounts)

		December 31,
	Notes	2023	2022
Assets
Current assets:
Cash and cash equivalents		572	590
Restricted cash and cash equivalents		167	150
Trade and other receivables, net	5	685	670
Inventories, net	6	317	254
Other current assets	7	382	467
Total current assets		2,123	2,131
Systems, equipment and other assets related to contracts, net	10	928	899
Property, plant and equipment, net	10	119	118
Operating lease right-of-use assets	11	230	254
Goodwill	13	4,507	4,482
Intangible assets, net	14	1,555	1,375
Other non-current assets	7	1,004	1,174
Total non-current assets		8,342	8,302
Total assets		10,465	10,433

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		797	731
Current portion of long-term debt	15	—	61
Short-term borrowings	15	16	—
DDI / Benson Matter provision	19	—	220
Other current liabilities	16	879	837
Total current liabilities		1,691	1,848
Long-term debt, less current portion	15	5,655	5,690
Deferred income taxes	18	344	305
Operating lease liabilities	11	214	239
Other non-current liabilities	16	609	372
Total non-current liabilities		6,821	6,607
Total liabilities		8,513	8,454
Commitments and contingencies	19
Shareholders’ equity
Common stock, par value $0.10 per share; 207 shares issued and 200 shares outstanding at December 31, 2023; 206 shares issued and 199 shares outstanding at December 31, 2022		21	21
Additional paid-in capital		2,065	2,199
Retained deficit		(1,008)	(1,164)
Treasury stock, at cost; 7 shares at December 31, 2023 and December 31, 2022	20	(156)	(156)
Accumulated other comprehensive income	20	521	529
Total IGT PLC’s shareholders’ equity		1,443	1,429
Non-controlling interests		510	550
Total shareholders’ equity		1,952	1,979
Total liabilities and shareholders’ equity		10,465	10,433

The accompanying notes are an integral part of these Consolidated Financial Statements.

International Game Technology PLC
Consolidated Statements of Operations
($ and shares in millions, except per share amounts)

		For the year ended December 31,
	Notes	2023	2022	2021
Service revenue	4, 24	3,347	3,359	3,483
Product sales	4, 24	963	866	606
Total revenue	4, 24	4,310	4,225	4,089
Cost of services		1,630	1,671	1,754
Cost of product sales		573	554	377
Selling, general and administrative		834	814	810
Research and development		234	255	238
Separation and divestiture costs	3	24	—	—
Restructuring	12	13	6	6
Other operating expense, net		—	4	1
Total operating expenses		3,309	3,303	3,187
Operating income	24	1,001	922	902
Interest expense, net	15	285	289	341
Foreign exchange loss (gain), net		75	36	(66)
Other non-operating expense, net	17	12	7	98
Total non-operating expenses		372	333	373
Income from continuing operations before provision for income taxes	18	629	589	529
Provision for income taxes	18	322	175	274
Income from continuing operations		307	414	255
Income from discontinued operations, net of tax		—	—	24
Gain on sale of discontinued operations, net of tax		—	—	391
Income from discontinued operations	3	—	—	415
Net income		307	414	670
Less: Net income attributable to non-controlling interests from continuing operations		151	139	190
Less: Net loss attributable to non-controlling interests from discontinued operations	3	—	—	(2)
Net income attributable to IGT PLC		156	275	482

Net income from continuing operations attributable to IGT PLC per common share - basic	22	0.78	1.36	0.32
Net income from continuing operations attributable to IGT PLC per common share - diluted	22	0.77	1.35	0.31
Net income attributable to IGT PLC per common share - basic	22	0.78	1.36	2.35
Net income attributable to IGT PLC per common share - diluted	22	0.77	1.35	2.33
Weighted-average shares - basic	22	200	202	205
Weighted-average shares - diluted	22	203	203	207

The accompanying notes are an integral part of these Consolidated Financial Statements.

International Game Technology PLC
Consolidated Statements of Comprehensive Income
($ in millions)

		For the year ended December 31,
	Notes	2023	2022	2021
Net income		307	414	670
Foreign currency translation adjustments, net of tax	20	4	90	28
Unrealized gain (loss) on hedges, net of tax	20	1	(1)	3
Unrealized (loss) gain on other, net of tax	20	—	1	(1)
Other comprehensive income, net of tax	20	4	91	30
Comprehensive income		312	505	700
Less: Comprehensive income attributable to non-controlling interests		164	112	136
Comprehensive income attributable to IGT PLC		148	392	564

The accompanying notes are an integral part of these Consolidated Financial Statements

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)

		For the year ended December 31,
	Notes	2023	2022	2021
Cash flows from operating activities
Net income		307	414	670
Less: Income from discontinued operations, net of tax	3	—	—	415
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation		301	301	325
Amortization		222	191	201
Amortization of upfront license fees		200	193	216
Foreign exchange loss (gain), net		75	36	(66)
Stock-based compensation	21	41	41	35
Deferred income taxes		21	(77)	38
Loss on extinguishment of debt	15	5	13	92
DDI / Benson Matter provision	17	—	270	—
Gain on sale of business	17	—	(278)	—
Other non-cash items, net		15	1	17
Changes in operating assets and liabilities, excluding the effects of acquisitions and divestitures:
Trade and other receivables		(5)	45	(95)
Inventories		(59)	(65)	(13)
Accounts payable		48	(22)	(36)
DDI / Benson Matter provision	19	(220)	(50)	—
Accrued interest payable		4	(11)	(33)
Accrued income taxes		96	(83)	47
Other assets and liabilities		(12)	(20)	27
Net cash provided by operating activities from continuing operations		1,040	899	1,010
Net cash used in operating activities from discontinued operations		—	—	(31)
Net cash provided by operating activities		1,040	899	978

Cash flows from investing activities
Capital expenditures		(399)	(317)	(238)
Business acquisitions, net of cash acquired	3	—	(142)	—
Proceeds from sale of business, net of cash and restricted cash transferred	3	—	476	—
Proceeds from sale of assets		16	22	21
Other		(9)	3	1
Net cash (used in) provided by investing activities from continuing operations		(393)	42	(216)
Net cash provided by investing activities from discontinued operations		—	126	852
Net cash (used in) provided by investing activities		(393)	168	636

Cash flows from financing activities
Principal payments on long-term debt	15	(801)	(597)	(2,846)
Payments on license obligations	14	(22)	—	—
Payments in connection with the extinguishment of debt		(3)	(9)	(85)
Proceeds from long-term debt		—	—	1,339
Net receipts from (payments on) financial liabilities		1	75	(50)
Net proceeds from (payments of) short-term borrowings		13	(51)	51
Net proceeds from Revolving Credit Facilities		609	72	17
Repurchases of common stock		—	(115)	(41)
Dividends paid		(160)	(161)	(41)
Dividends paid - non-controlling interests		(158)	(178)	(91)
Return of capital - non-controlling interests		(74)	(75)	(127)
Other		(42)	(27)	(24)
Net cash used in financing activities		(638)	(1,065)	(1,898)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents		10	2	(284)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents		(11)	(70)	(37)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period		740	808	1,129
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		739	740	808

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)

		For the year ended December 31,
	Notes	2023	2022	2021
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest		294	298	369
Income taxes		205	335	188

Non-cash investing and financing activities:
Capital expenditures		23	24	26
Licensing obligation payable	14	317	75	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

International Game Technology PLC
Consolidated Statements of Shareholders’ Equity
($ in millions)

	Common Stock	Additional Paid-In Capital	Retained (Deficit) Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total IGT PLC Equity	Non Controlling Interests	Total Equity
Balance at December 31, 2020	20	2,347	(1,920)	—	330	777	784	1,561

Net income	—	—	482	—	—	482	188	670
Other comprehensive income (loss), net of tax	—	—	—	—	82	82	(52)	30
Total comprehensive income	—	—	482	—	82	564	136	700

Stock-based compensation	—	35	—	—	—	35	—	35
Capital increase	—	—	—	—	—	—	13	13
Shares issued under stock award plans	—	(12)	—	—	—	(12)	—	(12)
Divestiture of non-controlling interest	—	—	—	—	—	—	(30)	(30)
Repurchases of common stock	—	—	—	(41)	—	(41)	—	(41)
Return of capital	—	—	—	—	—	—	(127)	(127)
Dividends paid/declared	—	(41)	—	—	—	(41)	(91)	(132)
Other	—	—	—	—	—	—	3	3
Balance at December 31, 2021	21	2,329	(1,439)	(41)	412	1,282	689	1,971

Net income	—	—	275	—	—	275	139	414
Other comprehensive income (loss), net of tax	—	—	—	—	117	117	(27)	91
Total comprehensive income	—	—	275	—	117	392	112	505

Stock-based compensation	—	41	—	—	—	41	—	41
Capital increase	—	—	—	—	—	—	3	3
Shares issued under stock award plans	—	(8)	—	—	—	(8)	—	(8)
Shares issued upon exercise of stock options	—	(2)	—	—	—	(2)	—	(2)
Repurchases of common stock	—	—	—	(115)	—	(115)	—	(115)
Return of capital	—	—	—	—	—	—	(76)	(76)
Dividends paid/declared	—	(161)	—	—	—	(161)	(179)	(341)
Balance at December 31, 2022	21	2,199	(1,164)	(156)	529	1,429	550	1,979

Net income	—	—	156	—	—	156	151	307
Other comprehensive (loss) income, net of tax	—	—	—	—	(8)	(8)	13	4
Total comprehensive income (loss)	—	—	156	—	(8)	148	164	312

Stock-based compensation	—	41	—	—	—	41	—	41
Capital increase	—	—	—	—	—	—	27	27
Shares issued under stock award plans	—	(15)	—	—	—	(15)	—	(15)
Return of capital	—	—	—	—	—	—	(73)	(73)
Dividends paid/declared	—	(160)	—	—	—	(160)	(158)	(318)
Balance at December 31, 2023	21	2,065	(1,008)	(156)	521	1,443	510	1,952

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

We report our financial performance based on three business segments: Global Lottery, Global Gaming, and PlayDigital. Through our three business segments, we operate and provide an integrated portfolio of innovative gaming technology products and services including online and instant lottery systems, iLottery, instant ticket printing, lottery management services, gaming systems, electronic gaming machines, iGaming, and sports betting.

2.    Summary of Significant Accounting Policies

Basis of Preparation

Our Consolidated Financial Statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Consolidated Financial Statements are stated in millions of United States (“U.S.”) dollars, except per share data or unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

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

Principles of Consolidation
The Consolidated Financial Statements include the accounts of the Parent, our majority-owned or controlled subsidiaries, and any variable interest entities in which we are the primary beneficiary. Intercompany accounts and transactions have been eliminated in consolidation. Earnings or losses attributable to non-controlling interests in a subsidiary are included in net income in the Consolidated Statements of Operations.

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

Use of Estimates

The preparation of our Consolidated Financial Statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates, judgments, and methodologies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates.

New Accounting Standards - Recently Adopted

In March 2022, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures (“ASU 2022-02”). The amendments eliminate the troubled debt restructuring (“TDR”) recognition and measurement accounting model, and instead entities will evaluate the terms of a restructured financing agreement to determine whether it represents a new loan or a continuation of an existing loan. Although the TDR accounting model was eliminated, the financial difficulty criteria was retained to determine whether a restructuring should be disclosed under an expanded set of requirements about a creditor’s loan modification programs. In addition, the amendments will require entities to disclose current period gross write-offs by year of origination, also known as “vintage”. The TDR changes and vintage disclosure requirement apply to the Company’s customer financing receivables. We adopted ASU 2022-02 as of January 1, 2023 and applied the amendments prospectively. The adoption did not have a material impact on our consolidated financial statements or notes therein.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). The amendments create an exception to the general recognition and measurement principal in ASC 805, Business Combinations to measure assets and liabilities acquired in a business combination at fair value. Instead, an acquirer in a business combination will be required to apply ASC 606 to recognize and measure contract assets and contract liabilities that result from contracts accounted for under ASC 606 on the acquisition date and will generally result in the acquirer recognizing amounts consistent with those recorded by the acquiree immediately before the acquisition date. We adopted ASU 2021-08 as of January 1, 2023. The adoption did not have a material impact on our consolidated financial statements.

New Accounting Standards - Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The amendments create additional disclosure requirements with respect to segment financial information. In addition to disclosing the specific segment expenses already required by ASC 280, reporting entities will be required to disclose significant segment expense categories and amounts that are regularly provided to the chief operating decision maker (“CODM”). The name of the individual or group serving as the CODM must be disclosed in addition to how the CODM uses each reported segment measure of profit or loss to assess performance and allocate resources. Nearly all numerical information must be reported during interim periods. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024, with early adoption permitted. We expect to adopt ASU 2023-07 upon the effective date and will apply the amendment retrospectively, unless it is impracticable to do so.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures. The amendments create additional disclosure requirements with respect to income tax information. Entities must disclose certain categories in the income tax rate reconciliation of the effective and statutory tax rates along with explanations for reconciling items that are not otherwise evident. The disclosures also require disaggregation of income taxes paid by federal (national), state, or foreign as well as by individual jurisdiction. Additionally, the amendments codify certain disclosures related to income (loss) before provision for income taxes and provision for income taxes that had been required by under the SEC’s Regulation S-X. The amendments remove disclosure requirements related to potential unrecognized tax benefit changes in the next twelve months. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, and early adoption is permitted. We expect to adopt ASU 2023-09 upon the effective date and expect to apply the amendments prospectively.

There are no additional new accounting standards not yet adopted for the year ended December 31, 2023 with a significant effect on the Consolidated Financial Statements.

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

Additional information on revenue recognition is included in Note 4.- Revenue Recognition.

Significant Judgments and Estimates

Revenue recognition is impacted by our ability to determine when a contract is probable of collection and to estimate variable consideration, including, for example, rebates, volume discounts, service-level penalties, and performance bonuses. We consider various factors when making these judgments, including a review of specific transactions, historical experience and market and economic conditions. Evaluations are conducted each quarter to assess the adequacy of the estimates.

Our contracts with customers often include promises to transfer multiple products and services to a customer. Specifically, complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting, including whether the promised products and services specified in the arrangement are distinct performance obligations. Contracts may consist of a combination of products and services delivered at or over different time periods. We apply judgment in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition.

Judgment is required to determine the standalone selling price (“SSP”) for each distinct performance obligation. The SSP is the price at which we would sell a promised product or service separately to a customer. In some instances, we are able to establish SSP based on the observable prices of services or products sold separately in comparable circumstances to a similar customer. We typically establish an SSP range for our products and services that are reassessed on a periodic basis or when facts and circumstances change. In other instances, we may not be able to establish an SSP range based on observable prices, and we estimate the SSP by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional specific factors, competitive positioning, competitor actions, internal costs, profit objectives, and pricing practices.

Determining whether we are acting as a principal or an agent for subcontractor services or third-party vendor services requires judgment. In certain arrangements, revenue from sales of third-party vendor products or services are recorded net of costs when we are acting as an agent between the customer and the vendor, and gross when we are the principal for the transaction. To determine whether we are an agent or principal, we consider whether we obtain control of the services or products before they are transferred to the customer. In making this evaluation, several factors are considered, most notably whether we have primary responsibility for fulfillment to the customer, as well as inventory risk and pricing discretion.

Contract Costs

Certain eligible, non-recurring costs incurred in the initial phases of service contracts are capitalized and amortized ratably over the expected period of benefit, which includes anticipated contract renewals or extensions. Recurring operating costs in these contracts are recognized as incurred.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $28 million, $28 million, and $33 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Research and Development Costs

Research and development costs (“R&D”), which principally include employee compensation costs, are expensed as incurred, except certain costs incurred related to capitalized software development as described below in the Capitalized Software Development Costs policy.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of highly liquid investments purchased with an original maturity of three months or less at the date of acquisition, such as bank deposits, money market funds, and interest bearing bank accounts with insignificant interest rate risk. The fair value of cash and cash equivalents approximates the carrying amount.

Restricted Cash and Cash Equivalents

Under our Italian Lotto and Italian Scratch & Win contracts, we deposit wagers, net of prizes paid and retailer commissions retained by the retailer at point of sale, into bank accounts, the use of which is restricted based on the contract with our customer. Restricted cash is also maintained for interactive digital player deposits and in certain jurisdictions where we are required by gaming regulations to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. These amounts are restricted based on the contracts with our customers or local regulations.

Allowance for Expected Credit Losses

We maintain an allowance for expected credit losses on receivables resulting from the expected failure or inability of our customers to make required payments. The allowance is regularly reviewed by considering factors such as the creditworthiness of our customers, historical experience, aging of receivables, current market and economic conditions, as well as management’s expectations of future conditions. The allowance is deducted from the amortized cost basis of the receivable to present the net amount expected to be collected.

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

We use derivative financial instruments for the management of foreign currency risks. We do not enter into derivatives for speculative purposes. Derivatives are recognized as either assets or liabilities in the Consolidated Balance Sheets at fair value. All derivatives are recorded gross, except netting of foreign exchange contracts and counterparty netting of interest receivable and payable related to interest rate swaps, as applicable. The accounting for changes in the fair value of a derivative depends on the nature of the hedge and the hedge effectiveness. Derivative gains and losses are reported in the Consolidated Statements of Cash Flows consistent with the classification of the cash flows from the underlying hedged items.

For derivative instruments designated as cash flow hedges, gains and losses are recorded in other comprehensive income (loss) and are subsequently reclassified when the hedged item affects earnings. At that time, the amount is reclassified from other comprehensive income (loss) to the same income statement line as the earnings effect of the hedged item.

Derivative instruments not designated as hedges are recognized in the Consolidated Balance Sheets at fair value with the changes in fair value recorded in foreign exchange loss (gain), net in the Consolidated Statements of Operations.

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

Goodwill has been allocated to and is tested for impairment at the reporting unit level, which is the same level as our operating segments. We evaluate our reporting units annually and if necessary, reassign goodwill using a relative fair value approach. We have three reporting units: Global Lottery, Global Gaming, and PlayDigital.

Capitalized Software Development Costs

Costs incurred in the development of our externally-sold software products are expensed as incurred, except certain costs incurred subsequent to establishing technological feasibility and through the general release of the software products which are capitalized. Capitalized costs are amortized over the products’ estimated useful life to cost of product sales in the Consolidated Statements of Operations.

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

Indefinite-lived intangible assets are composed of trademarks for which there is no foreseeable limit of the period over which they are expected to generate net cash inflows. Definite-lived intangible assets, which are primarily composed of customer relationships, licenses, and computer software and game library, are capitalized and amortized on a straight-line basis over their estimated useful lives. Estimated useful lives are determined considering the period the assets are expected to contribute to future cash flows. Amortization of intangibles is included in cost of services, cost of product sales, or selling, general and administrative expenses in the Consolidated Statements of Operations depending on the use and nature of the asset.

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

Liabilities due to future winners are recorded at the present value of the estimated amount of jackpots not yet won. We estimate the present value of these liabilities using current market rates, weighted with historical lump sum payout election ratios. Based on the most recent historical patterns, approximately 80% of winners will elect the lump sum payment option. The current portion of these liabilities are estimated based on historical experience with winner payment elections, in conjunction with the theoretical projected number of jackpots.

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

Because legal proceedings are subject to inherent uncertainties, and unfavorable rulings or developments could occur, there can be no certainty that the Company may not ultimately incur charges in excess of presently recorded liabilities. Many of the matters described are at preliminary stages or seek an indeterminate amount of damages. It is not uncommon for claims to be resolved over many years. A future adverse ruling, settlement, unfavorable development, or increase in accruals for one or more of these matters could result in future charges that could have a material adverse effect on the Company’s results of operations or cash flows in the period in which they are recorded. Based on experience and developments, the Company reexamines its estimates of probable liabilities and associated expenses and receivables each quarterly period, and whether it is able to estimate a liability previously determined to be not estimable and/or not probable. Where appropriate, the Company makes additions to or adjustments of its estimated liabilities. As a result, the current estimates of the potential impact on the Company’s consolidated financial position, results of operations, and cash flows for the legal proceedings and claims pending against the Company could change in the future.

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

Subsidiaries with monetary assets and liabilities denominated in a currency other than the functional currency of the subsidiary are subject to remeasurement, the impact of which is recorded in foreign exchange loss (gain), net in the Consolidated Statements of Operations.

Stock-Based Compensation

Stock-based compensation expense represents the cost related to stock-based awards granted to directors and employees. Stock-based compensation cost is measured at the grant date or modification date, based on the estimated fair value of the award and recognized as expense, net of estimated forfeitures, over the vesting periods. For awards subject to cliff vesting, compensation cost is recognized by way of a straight-line method over the award’s expected vesting period. For awards subject to graded vesting, compensation cost is recognized by way of an accelerated attribution method over the entire awards’ expected vesting periods.

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

Divestitures

There were no divestitures that closed during the year ended December 31, 2023.

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

The funds received at closing were used to pay transaction expenses and fund the partial tenders of the 3.500% Senior Secured Euro Notes due July 2024 (which were subsequently redeemed in full on October 27, 2023) and 6.500% Senior Secured U.S. Dollar Notes due February 2025. Refer to Note 15 - Debt for further information.

The Company has continuing involvement with the business sold via a transition services agreement (“TSA”). As part of the TSA, the Company provides various telecommunications, information technology, and back-office services for which the Company receives compensation. These services generally expire after no more than four (4) years.

Announced Divestitures

On February 29, 2024, the Company announced that IGT PLC entered into definitive agreements with Everi for the Separation & Divestiture of the Global Gaming and PlayDigital segments. Refer to Note 26. - Subsequent Events for further information.

Separation and Divestiture Costs

Separation and divestiture costs, are a type of transaction cost, that consist primarily of financial advisory, legal, accounting, tax, consulting, and other professional advisory fees associated with the activities required to perform the review of strategic alternatives for the Company’s Global Gaming and PlayDigital segments announced on June 8, 2023 and preparing the Global Gaming and PlayDigital segments for spin-off. Total Separation and divestiture costs for the year ended December 31, 2023 were $24 million.

Discontinued Operations

On May 10, 2021, the Company completed the sale of its Italian B2C businesses, which were previously reported under the Global Gaming segment and met the criteria to be reported as a discontinued operation during the fourth quarter of 2020, for a cash purchase price of €950 million (of which the final €125 million payment was received on July 13, 2022). The sale resulted in a pre-tax gain on sale of $396 million ($391 million net of tax) in the year ended December 31, 2021.

Summarized financial information for discontinued operations is shown below (there are no discontinued operations during 2023 and 2022):

For the year ended December 31,
($ in millions)	2021
Total revenue	74

Operating income (1)	24

Income from discontinued operations before benefit from income taxes	23
Benefit from income taxes on discontinued operations	(1)
Gain on sale of discontinued operations before provision for income taxes	396
Provision for income taxes on sale of discontinued operations	5
Gain on sale of discontinued operations, net of tax	391
Income from discontinued operations	415
Less: Net loss attributable to non-controlling interests from discontinued operations	(2)
Income from discontinued operations attributable to IGT PLC	417
(1) There was no depreciation and amortization in 2021.

The Company has continuing involvement with the businesses via a TSA. As part of the TSA, the Company provides various telecommunications and information technology for which the Company receives compensation. These services generally expired after one year.

4.    Revenue Recognition

Disaggregation of Revenue

The following tables summarize revenue disaggregated by business segment and the source of the revenue for the years ended December 31, 2023, 2022, and 2021:

	For the year ended December 31, 2023
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Total
Operating and facilities management contracts	2,306	—	—	2,306
Gaming terminal services	—	520	—	520
PlayDigital services	—	—	227	227
Systems, software, and other	53	242	—	295
Service revenue	2,359	762	227	3,347

Lottery products	171	—	—	171
Gaming terminals	—	571	—	571
Other	—	220	1	221
Product sales	171	791	1	963
Total revenue	2,530	1,552	228	4,310

	For the year ended December 31, 2022
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Total
Operating and facilities management contracts	2,181	—	—	2,181
Gaming terminal services	—	483	—	483
PlayDigital services	—	—	209	209
Systems, software, and other	255	232	—	487
Service revenue	2,436	714	209	3,359

Lottery products	157	—	—	157
Gaming terminals	—	501	—	501
Other	—	208	1	209
Product sales	157	709	1	866
Total revenue	2,593	1,423	209	4,225

	For the year ended December 31, 2021
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Total
Operating and facilities management contracts	2,363	—	—	2,363
Gaming terminal services	—	424	—	424
PlayDigital services	—	—	163	163
Systems, software, and other	327	206	—	534
Service revenue	2,690	630	163	3,483

Lottery products	123	—	—	123
Gaming terminals	—	339	—	339
Other	—	143	1	144
Product sales	123	482	1	606
Total revenue	2,812	1,112	165	4,089

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

Included in gaming terminal services are WAP systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP systems include a Company-sponsored progressive jackpot that increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of amounts wagered for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots. A portion of the total fee collected is allocated to the WAP jackpot. Since the jackpot is a payment to the customer, the portion allocated to the jackpot is classified as a reduction of revenue.

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

We provide sports betting technology and services to commercial and tribal operators and lotteries in regulated markets, primarily in the U.S. In the service contracts to our U.S. licensed sportsbook operators, we host a sports betting platform and a variety of services including installation, configuration and integration services where we generally recognize a percentage of net sports revenue over the contractual term. For customers who want to have an outsourcing model, we also offer trading services with the inclusion of odds setting and risk management. Under these contracts, we generally recognize a percentage of net sports revenue as the services are provided.

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

Contract Balances

Contract assets reflect revenue recognized in advance of invoicing our customer. The amount of contract assets, which is included within Other current assets and Other non-current assets in the Consolidated Balance Sheets, was $152 million and $150 million at December 31, 2023 and December 31, 2022, respectively.

Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. The amount of contract liabilities, which is included within Other current liabilities and Other non-current liabilities in the Consolidated Balance Sheets, was $112 million and $139 million at December 31, 2023 and December 31, 2022, respectively.

The amount of revenue recognized during the years ended December 31, 2023, 2022, and 2021 that was included in the contract liabilities balance at the beginning of each period was $62 million, $98 million, and $107 million, respectively.

Transaction Price Allocated to Remaining Performance Obligations

At December 31, 2023, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $1.1 billion. Of this amount, we expect to recognize as revenue approximately 30% within the next 12 months, approximately 28% between 13 and 36 months, approximately 18% between 37 and 60 months, and the remaining balance through July 9, 2036.

5.    Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less.

	December 31,
($ in millions)	2023	2022
Trade and other receivables, gross	692	680
Allowance for credit losses	(7)	(11)
Trade and other receivables, net	685	670

The following table presents the activity in the allowance for credit losses:

	December 31,
($ in millions)	2023	2022	2021
Balance at beginning of year	(11)	(15)	(16)
Benefits (provisions), net	2	—	(2)
Amounts written off as uncollectible	1	3	2
Balance at end of year	(7)	(11)	(15)

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $373 million and $266 million during the years ended December 31, 2023 and 2022, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as net cash provided by operating activities in the Consolidated Statements of Cash Flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored gross receivables, including our trade receivables, which we then remit to the financial institutions. At December 31, 2023 and 2022, we had $133 million and $126 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the Consolidated Balance Sheets. The net cash flows relating to these collections are reported as financing activities in the Consolidated Statements of Cash Flows.

6.    Inventories, net

	December 31,
($ in millions)	2023	2022
Raw materials	208	165
Work in progress	38	24
Finished goods	90	87
Inventories, gross	335	276
Obsolescence reserve	(18)	(22)
Inventories, net	317	254

The following table presents the activity in the obsolescence reserve:

	December 31,
($ in millions)	2023	2022	2021
Balance at beginning of year	(22)	(28)	(43)
Provisions, net	(10)	(2)	(1)
Amounts written off	14	7	11
Other	—	1	4
Balance at end of year	(18)	(22)	(28)

7.    Other Assets

Other Current Assets

		December 31,
($ in millions)	Notes	2023	2022
Customer financing receivables, net		147	143
Contract assets	4	56	69
Prepaid expenses		46	44
Income taxes receivable		34	98
Deferred costs		26	23
Other tax receivables		22	28
Value-added tax receivable		21	25
Other		30	37
		382	467

Other Non-Current Assets

		December 31,
($ in millions)	Notes	2023	2022
Upfront license fees, net:
Italian Scratch & Win		467	545
Italian Lotto		181	266
New Jersey		48	57
Rhode Island		26	27
Indiana		7	8
		729	903

Contract assets	4	96	81
Customer financing receivables, net		70	76
Deferred income taxes	18	50	38
Other		59	75
		1,004	1,174

Upfront License Fees

The upfront license fees are being amortized on a straight-line basis as follows:

Upfront License Fee	License Term	Amortization Start Date
Rhode Island	20 years, 6 months	January 2023
Italian Scratch & Win	9 years	October 2019
Italian Lotto	9 years	December 2016
New Jersey	15 years, 9 months	October 2013
Indiana	16 years, 1 month	June 2015

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

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the Consolidated Balance Sheets as follows:

	December 31, 2023
($ in millions)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	178	76	254
Allowance for credit losses	(31)	(6)	(37)
Customer financing receivables, net	147	70	217

	December 31, 2022
($ in millions)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	184	87	271
Allowance for credit losses	(42)	(11)	(52)
Customer financing receivables, net	143	76	219

The following table presents the activity in the allowance for credit losses:

	December 31,
($ in millions)	2023	2022	2021
Balance at beginning of year	(52)	(71)	(50)
Benefits (provisions), net	4	8	(29)
Amounts written off as uncollectible	11	10	8
Balance at end of year	(37)	(52)	(71)

The Company’s customer financing receivable portfolio is composed of customers primarily within the Global Gaming segment. We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to, credit scores obtained from external providers, trade references, bank references, and historical experience. Risk profiles differ based on customer location and are pooled as: (i) North America; (ii) Latin America and the Caribbean (“LAC”); and (iii) Europe, Middle East and Africa and Asia Pacific (“EMEA & APAC”).

The customer financing receivables at amortized cost by year of origination and the geography credit quality indicator at December 31, 2023 are as follows:

	Year of Origination
($ in millions)	2023	2022	2021	2020	Prior	Total
North America	51	15	1	6	3	77
LAC	47	10	6	2	49	114
EMEA & APAC	28	18	10	3	4	64
	125	44	18	11	57	254

The past due balance, which represents installments that are one day or more past their contractual due date, of customer financing receivables at amortized cost and the geography credit quality indicator at December 31, 2023 is as follows:

($ in millions)	North America	LAC	EMEA & APAC	Total
Past due	2	34	11	47
Short-term portion not yet due	48	51	31	131
Long-term portion not yet due	27	28	21	76
	77	114	64	254

8.    Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2023, the carrying amounts of financial assets and liabilities measured at fair value included derivative assets, equity investments, and derivative liabilities of $2 million, $6 million, and $5 million, respectively. As of December 31, 2022, there were derivative assets, equity investments, derivative liabilities, and contingent consideration of $1 million, $6 million, $3 million, and $4 million, respectively.

Financial Assets and Liabilities Not Carried at Fair Value

The carrying amounts and fair value hierarchy classification of our significant financial assets and liabilities not carried at fair value as of December 31, 2023 and 2022 are as follows:

	December 31, 2023
($ in millions)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Customer financing receivables, net	217	—	—	217	217
Equity investments	11	—	—	11	11
Liabilities:
Jackpot liabilities	155	—	—	135	135
Debt (1)	5,655	—	5,620	—	5,620

	December 31, 2022
($ in millions)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Customer financing receivables, net	219	—	—	211	211
Equity investments	9	—	—	9	9
Liabilities:
Jackpot liabilities	170	—	—	135	135
Debt (1)	5,750	—	5,576	—	5,576
(1) Excludes short-term borrowings.

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

Cash Flow Hedges

The notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2023 and 2022 were $78 million and $94 million, respectively. The amount recorded within other comprehensive income (loss) at December 31, 2023 is expected to impact the consolidated statement of operations in 2024.

Derivatives Not Designated as Hedging Instruments

The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2023 and 2022 was $394 million and $212 million, respectively.

Refer to Note 20 - Shareholders’ Equity - Accumulated Other Comprehensive Income for further information.

10.    Systems, Equipment and Other Assets Related to Contracts, net and Property, Plant and Equipment, net

Systems & Equipment and PPE, net consist of the following:

	Systems & Equipment, net		PPE, net
	December 31,		December 31,
($ in millions)	2023	2022	2023	2022
Land	—	—	1	1
Buildings	—	—	67	60
Terminals and systems	2,843	2,720	—	—
Furniture and equipment	131	127	306	315
Construction in progress	86	97	28	21
	3,059	2,944	401	398
Accumulated depreciation	(2,131)	(2,045)	(282)	(281)
	928	899	119	118

The estimated useful lives of Systems & Equipment and PPE are as follows:

Asset	Estimated life in years
Systems & Equipment
Terminals and systems - lottery	Generally do not exceed 10 years
Terminals and systems - gaming	3-5
Furniture and equipment	Generally do not exceed 10 years
PPE
Buildings	40
Furniture and equipment	5-10

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

The classification of our operating and finance leases in the Consolidated Balance Sheets is as follows:

		December 31,
($ in millions)	Balance Sheet Classification	2023	2022
Assets:
Operating ROU asset	Operating lease right-of-use assets	230	254
Finance ROU asset, net (1)	Other non-current assets	16	23
Total lease assets		246	277

Liabilities:
Operating lease liability, current	Other current liabilities	40	37
Finance lease liability, current	Other current liabilities	7	8
Operating lease liability, non-current	Operating lease liabilities	214	239
Finance lease liability, non-current	Other non-current liabilities	16	22
Total lease liabilities		276	307
(1) Finance ROU assets are recorded net of accumulated amortization of $16 million and $15 million at December 31, 2023 and 2022, respectively.

Weighted-average lease terms and discount rates are as follows:

	December 31,
	2023	2022	2021
Weighted-Average Remaining Lease Term (in years)
Operating leases	7.09	7.72	8.47
Finance leases	3.60	4.31	4.73
Weighted-Average Discount Rate
Operating leases	6.98%	6.88%	6.71%
Finance leases	5.34%	5.12%	4.98%

Components of lease expense are as follows:

	For the year ended December 31,
($ in millions)	2023	2022	2021
Operating lease costs	59	62	71
Finance lease costs (1)	9	11	13
Short-term lease costs	22	13	1
Variable lease costs (2)	25	23	23
(1) Includes amortization of ROU assets of $8 million, $10 million, and $11 million for the years ended December 31, 2023, 2022, and 2021, respectively.
(2) Includes immaterial amounts related to sublease income.

Maturities of operating and finance lease liabilities at December 31, 2023 are as follows ($ in millions):

Year	Operating Leases	Finance Leases	Total (1)
2024	56	8	64
2025	51	7	58
2026	44	6	50
2027	37	3	40
2028	33	—	33
Thereafter	104	1	104
Total lease payments	324	25	349
Less: Imputed interest	(71)	(2)	(73)
Present value of lease liabilities	253	23	276
(1) The maturities above exclude leases that have not yet commenced. We have committed rental payments of $4 million for a lease that will commence in 2024 with a lease term of 10 years.

Cash flow information and non-cash activity related to leases is as follows:

	For the year ended December 31,
($ in millions)	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating and finance leases	59	60	67
Finance cash flows from finance leases	8	10	13

Non-cash activity:
ROU assets obtained in exchange for lease obligations (net of early terminations)
Operating leases	13	19	5
Finance leases	1	4	7

Lessor

We have various arrangements for lottery and gaming equipment under which we are the lessor.

Our lease arrangements typically have lease terms ranging from one month to 4 years. These leases generally meet the criteria for operating lease classification, as the lease payments are typically variable based on a percentage of sales, a percentage of amounts wagered, net win, or a daily fee per active gaming terminal. Our leases generally do not contain variable payments that are dependent on an index or rate (such as the Consumer Price Index or a market interest rate). We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from operating leases is included within service revenue in the Consolidated Statements of Operations. Operating lease income was approximately 8% of total revenue for the year ended December 31, 2023. Operating lease income was approximately 6% of total revenue for each of the years ended December 31, 2022 and 2021.

Our sales-type lease arrangements typically have lease terms ranging from one year to 10 years. We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from sales-type leases is included within product sales in the Consolidated Statements of Operations. Total sales-type lease income was approximately 1% of total revenue for each of the years ended December 31, 2023, 2022, and 2021. Sales-type lease receivables are included within customer financing receivables, net, which are a component of other current assets and other non-current assets within the Consolidated Balance Sheets. Additional information on customer financing receivables is included in Note 7 – Other Assets.

12.    Restructuring

During 2021, we initiated a multi-year plan to eliminate certain redundancies in our Italian workforce. No restructuring plans were initiated during 2023 or 2022.

2021 Italian Workforce Redundancies

In connection with the sale of our Italian B2C businesses, management agreed to provide to the buyer information technology and back-office services for a period of one to three years via a TSA. As certain of these services were concluding, during the fourth quarter of 2021 management performed a detailed review of redundant roles and created a plan to eliminate certain redundancies as TSA services lapse, by commencing voluntary early retirement programs. Since the plan’s inception, we incurred approximately $31 million in severance and related employee costs associated with these early retirement programs through December 31, 2023, primarily within our Global Lottery and Corporate and Other segments, as management and the identified employees reached a mutual understanding of the separation benefits. Cash payments associated with these programs are expected to be made through 2030. During the years ended December 31, 2023, 2022 and 2021 we incurred $13 million, $7 million, and $11 million, respectively, of severance and related employee costs under the plan.

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liabilities for the above plan for the years ended December 31, 2023 and December 31, 2022:

($ in millions)	Severance and Related Employee Costs	Other	Total
Balance at December 31, 2021	12	1	13
2021 Italian workforce redundancies plan expense, net	7	—	7
Payments	(4)	(1)	(4)
Reversals of expense and other	(2)	—	(2)
Balance at December 31, 2022	14	—	14
2021 Italian workforce redundancies plan expense, net	13	—	13
Payments	(5)	—	(5)
Reversals of expense and other	1	—	1
Balance at December 31, 2023	22	—	22

Restructuring Expense

The following table summarizes consolidated restructuring expense by segment and type of cost:

	For the year ended December 31, 2023
($ in millions)	Severance and Related Employee Costs	Other	Total
Global Lottery	9	—	9
Global Gaming	—	—	—
PlayDigital	—	—	—
Corporate and Other	4	—	4
Total	13	—	13

	For the year ended December 31, 2022
($ in millions)	Severance and Related Employee Costs	Other	Total
Global Lottery	6	—	6
Global Gaming	(1)	—	(1)
PlayDigital	—	—	—
Corporate and Other	1	—	1
Total	6	—	6

	For the year ended December 31, 2021
($ in millions)	Severance and Related Employee Costs	Other	Total
Global Lottery	8	—	8
Global Gaming	(3)	(1)	(4)
PlayDigital	(1)	—	(1)
Corporate and Other	2	—	2
Total	6	(1)	6
13.    Goodwill

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

Changes in the carrying amount of goodwill consist of the following:

($ in millions)	Global Lottery	Global Gaming	PlayDigital	Total
Balance at December 31, 2021	2,948	1,446	261	4,656
Acquisitions	—	—	121	121
Divestitures	(250)	—	—	(250)
Foreign currency translation	(36)	(2)	(6)	(44)
Balance at December 31, 2022	2,662	1,444	376	4,482
Foreign currency translation	16	1	8	25
Balance at December 31, 2023	2,678	1,446	384	4,507

Total goodwill at December 31, 2023, 2022, and 2021 is net of $1.3 billion of accumulated impairment losses.

14.    Intangible Assets, net

Intangible assets at December 31, 2023 and 2022 are summarized as follows:

			December 31, 2023			December 31, 2022
($ in millions)	Estimated Life (Years)	Weighted- Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized:
Customer relationships	2-20	15.6	2,305	1,582	723	2,303	1,464	838
Computer software and game library	3-14	5.8	916	855	61	887	809	78
Trademarks	1-20	12.7	185	127	58	184	119	65
Developed technologies	2-15	6.1	286	232	54	283	222	61
Capitalized software development	2-5	1.7	33	4	29	—	—	—
Licenses - IP	2-10	8.5	396	29	367	75	—	75
Licenses - Other	4-23	4.5	61	59	2	58	55	3
Other	2-17	6.2	47	32	15	40	31	9
			4,228	2,919	1,310	3,830	2,700	1,130
Unamortized:
Trademarks			245	—	245	245	—	245
			4,473	2,919	1,555	4,075	2,700	1,375

Intangible asset amortization expense of $214 million, $182 million, and $190 million (which includes computer software amortization expense of $23 million, $22 million, and $23 million) was recorded in 2023, 2022, and 2021, respectively.

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

In December 2022, the Company entered into a $75 million multi-year license agreement of intellectual property with payments due under the agreement commencing in 2023.

In June 2023, the Company entered into a ten-year licensing agreement with Sony that grants the Company exclusive rights to the Wheel of Fortune® brand across gaming, lottery, iGaming, and iLottery and non-exclusive rights to distribute Wheel of Fortune® content for free-to-play social casinos. Minimum guaranteed payments of $313 million under the agreement are included as a licensed IP asset within intangible assets, net with a corresponding licensing obligation payable within other non-current liabilities. Payments due under the agreement commence in 2025.

Payments made after the first 90 days following execution of these agreements are classified as payments on license obligations within the financing section of the Consolidated Statements of Cash Flows.

Amortization expense on intangible assets for the next five years is expected to be as follows ($ in millions):

Year	Amount
2024	210
2025	200
2026	156
2027	145
2028	143
855

15.    Debt

The Company’s long-term debt obligations consist of the following:

	December 31, 2023
($ in millions)	Principal	Debt issuance cost, net	Total
6.500% Senior Secured U.S. Dollar Notes due February 2025	500	(1)	499
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(3)	747
3.500% Senior Secured Euro Notes due June 2026	829	(3)	826
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(3)	747
2.375% Senior Secured Euro Notes due April 2028	553	(3)	550
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(5)	745
Senior Secured Notes	4,131	(18)	4,113

Euro Term Loan Facilities due January 2027	884	(8)	876
Euro Revolving Credit Facility B due July 2027	467	(9)	458
U.S. Dollar Revolving Credit Facility A due July 2027	216	(9)	207
Long-term debt, less current portion	5,699	(44)	5,655

Short-term borrowings	16	—	16

Total debt	5,714	(44)	5,671

	December 31, 2022
($ in millions)	Principal	Debt issuance cost, net	Total
3.500% Senior Secured Euro Notes due July 2024	320	(1)	319
6.500% Senior Secured U.S. Dollar Notes due February 2025	700	(3)	697
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(5)	745
3.500% Senior Secured Euro Notes due June 2026	800	(4)	796
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(4)	746
2.375% Senior Secured Euro Notes due April 2028	533	(3)	530
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(5)	745
Senior Secured Notes	4,603	(26)	4,578

Euro Term Loan Facilities due January 2027	1,067	(9)	1,058
U.S. Dollar Revolving Credit Facility A due July 2024	65	(10)	55
Long-term debt, less current portion	5,735	(45)	5,690

5.350% Senior Secured U.S. Dollar Notes due October 2023	61	—	61
Current portion of long-term debt	61	—	61

Total debt	5,795	(45)	5,750

At December 31, 2023, there were no debt issuance costs, net recorded as other non-current assets in the Consolidated Balance Sheets. At December 31, 2022, $9 million of debt issuance costs, net for the Revolving Credit Facilities with no outstanding borrowings, were recorded as other non-current assets in the Consolidated Balance Sheets.

The principal amount of long-term debt maturing over the next five years and thereafter as of December 31, 2023 is as follows ($ in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2024	—	—	—
2025	500	221	721
2026	750	1,050	1,800
2027	1,208	667	1,875
2028	—	553	553
2029 and thereafter	750	—	750
Total principal payments	3,208	2,491	5,699

Senior Secured Notes

The key terms of our senior secured notes (the “Notes”), all of which were issued by the Parent and were rated BBB- by Fitch Ratings, Inc. (“Fitch”), Ba1 by Moody’s Investor Service (“Moody’s”), and BB+ by Standard & Poor’s Ratings Services (“S&P”), at December 31, 2023 are as follows:

Description	Principal (in millions)	Effective Interest Rate	Redemption
6.500% Senior Secured U.S. Dollar Notes due February 2025	$500	6.71%	+
4.125% Senior Secured U.S. Dollar Notes due April 2026	$750	4.34%	++
3.500% Senior Secured Euro Notes due June 2026	€750	3.65%	++
6.250% Senior Secured U.S. Dollar Notes due January 2027	$750	6.41%	+
2.375% Senior Secured Euro Notes due April 2028	€500	2.50%	++
5.250% Senior Secured U.S. Dollar Notes due January 2029	$750	5.39%	++

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

Interest on the Notes is payable semi-annually in arrears. The Notes are guaranteed by certain subsidiaries of the Parent and secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million, and certain accounts receivable. The Notes contain customary covenants and events of default. At December 31, 2023, the Parent was in compliance with such covenants.

On October 27, 2023, the Parent exercised the right to redeem in full the remaining €112 million of the 3.500% Senior Secured Euro Notes due July 2024 on November 7, 2023 for a redemption price of 100% of the principal amount consistent with the terms of the indenture governing such notes, together with accrued and unpaid interest.

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

In January 2023, International Game Technology redeemed the 5.350% Senior Secured U.S. Dollar Notes due October 2023 issued by International Game Technology in full pursuant to the exercise of the make-whole call option for $61 million, excluding interest.

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

Euro Term Loan Facilities

The Parent and certain of its subsidiaries are parties to an Amended and Restated Senior Facilities Agreement dated July 21, 2021, as amended (the “TLF Agreement”), which provides for two €500 million senior secured term loan facilities, one to the

Parent and one to IGT Lottery Holdings B.V., maturing on January 25, 2027 (the “Euro Term Loan Facilities”). The borrowers must repay the Euro Term Loan Facilities in installments, as detailed below:

Due Date	Amount (€ in millions)
January 25, 2024	—
January 25, 2025	200
January 25, 2026	200
January 25, 2027	400

In December 2023, the Parent prepaid €200 million of the Euro Term Loan Facilities which was applied in full to the repayment installment due January 25, 2024.

Interest on the Euro Term Loan Facilities is payable between one and six months in arrears at rates equal to the applicable EURIBOR plus a margin based on (i) our public debt ratings by Fitch, Moody’s, and S&P and (ii) our ESG rating by Institutional Shareholder Services Inc. (“ISS”). At December 31, 2023 and 2022, the effective interest rate on the Euro Term Loan Facilities was 5.42% and 2.15%, respectively.

The Euro Term Loan Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable. Upon the occurrence of certain events, the borrowers may be required to prepay the Euro Term Loan Facilities in full. The TLF Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are lower than Ba1/BB+ and $550 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are equal to or higher than Ba1/BB+, and provides that such limit is eliminated if any two of our public debt ratings by Moody’s, S&P, and Fitch are equal to or higher than Baa3/BBB-. The TLF Agreement also contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2023, the Parent was in compliance with the covenants.

In November 2023, the lenders under the TLF Agreement agreed that each principal prepayment by a borrower be applied to the next repayment installments due from such borrower in order of maturity instead of being applied to all repayment installments due from such borrower pro rata.

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

Revolving Credit Facilities

The Parent and certain of its subsidiaries are parties to an Amended and Restated Senior Facilities Agreement dated July 27, 2022 (the “RCF Agreement”), which provides for the following senior secured multi-currency revolving credit facilities (the “Revolving Credit Facilities”) maturing on July 31, 2027:

Facility (1)	Maximum Amount Available (in millions)
Revolving Credit Facility A	$820
Revolving Credit Facility B	€1,000
(1) The Parent, IGT Global Solutions Corporation, IGT Lottery Holdings B.V., IGT Lottery S.p.A, and International Game Technology are all borrowers under the Revolving Credit Facilities.

At December 31, 2023, the amounts available to be borrowed under Revolving Credit Facility A and Revolving Credit Facility B were $604 million and €570 million ($630 million), respectively.

Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable Secured Overnight Financing Rate (“SOFR”) or Sterling Overnight Index Average (“SONIA”) rate, in each case subject to a credit adjustment spread, for borrowings in U.S. Dollars and Pounds Sterling, respectively, or the applicable EURIBOR for

Euro borrowings, plus a margin based on (i) our public debt ratings by Fitch, Moody’s, and S&P and (ii) our ESG rating by ISS. At December 31, 2023, the weighted average effective interest rate on Revolving Credit Facility A and Revolving Credit Facility B was 6.49%. At December 31, 2022, the effective interest rate on Revolving Credit Facility A was 6.04%, and there were no outstanding borrowings under Revolving Credit Facility B.

The RCF Agreement provides that the following fees, which are recorded in interest expense, net in the Consolidated Statements of Operations, are payable quarterly in arrears:

•Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities based on a 0.35% margin.
•Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate ranging from 0.10% to 0.60% dependent on the percentage of the Revolving Credit Facilities utilized. The applicable rate was 0.10% at December 31, 2023.
The Revolving Credit Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable. Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments. The RCF Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are lower than Ba1/BB+ and $550 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are equal to or higher than Ba1/BB+, and provides that such limit is eliminated if any two of our public debt ratings by Fitch, Moody’s, and S&P are equal to or higher than Baa3/BBB-. The RCF Agreement also contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2023, the borrowers were in compliance with the covenants.

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

TLF Agreement and RCF Agreement Amendments - Announced Separation & Divestiture

In November 2023 and February 2024, the Parent entered into amendments to the TLF Agreement and RCF Agreement to permit the divestiture of the Global Gaming and PlayDigital segments via a sale, spin-off, or spin-off with a merger. Effective immediately upon the divestiture’s closing, the amendments:

•Reduce the Revolving Credit Facility A commitment from $820 million to $650 million;
•Reduce the Revolving Credit Facility B commitment from €1 billion to €800 million;
•Mandate the first $2 billion of net proceeds be used to pay down debt within six months of the closing date, which shall include the full repayment of the Parent’s Euro Term Loan facility within one month of the closing date (this excludes the Euro Term Loan facility principal held by IGT Lottery Holdings B.V.);
•Permit shareholder distributions and/or share buy backs to the extent that the net proceeds exceed $2 billion; and
•Make certain adjustments to the debt covenants, such as the subsidiaries guaranteeing the Facilities.

In the event of a spin-off or spin-off with a merger, net proceeds may include, but is not limited to, repaid intercompany debt.

Other Credit Facilities

The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2023, there was $16 million of short-term borrowings under these facilities with an effective interest rate of 6.77%, and no outstanding borrowings at December 31, 2022.

Letters of Credit

The Parent and certain of its subsidiaries obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted demand credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2023 and 2022 and the weighted-average annual cost of such letters of credit:

($ in millions)	Letters of Credit Outstanding (1)	Weighted-Average Annual Cost
December 31, 2023	121	1.11%
December 31, 2022	118	1.26%
(1) There were no letters of credit outstanding under the Revolving Credit Facilities.

Interest Expense, Net

	For the year ended December 31,
($ in millions)	2023	2022	2021
Senior Secured Notes	205	249	292
Term Loan Facilities	42	24	30
Revolving Credit Facilities	53	21	29
Other	11	8	4
Interest expense	311	302	354
Interest income	(25)	(13)	(13)
Interest expense, net	285	289	341

16.    Other Liabilities

Other Current Liabilities

		December 31,
($ in millions)	Notes	2023	2022
Employee compensation		170	173
Current financial liabilities		149	145
Accrued expenses		83	75
Income taxes payable		83	32
Accrued interest payable		82	85
Contract liabilities	4	69	91
Taxes other than income taxes		53	68
Operating lease liabilities	11	40	37
Licensing obligation payable		39	38
Jackpot liabilities	19	38	57
Other		74	36
		879	837

Other Non-Current Liabilities

		December 31,
($ in millions)	Notes	2023	2022
Licensing obligation payable	14	350	61
Jackpot liabilities	19	118	114
Reserves for uncertain tax positions		45	52
Contract liabilities	4	43	49
Other		54	98
		609	372

17.    Other Non-Operating Expense, Net

($ in millions)	Notes	For the year ended December 31,
		2023	2022	2021
Loss on extinguishment of debt	15	5	13	92
Loss on blue-chip swap		5	—	—
DDI / Benson Matter provision	19	—	270	—
Gain on sale of business	3	—	(278)	—
Other expense, net		2	2	6
Total other non-operating expense, net		12	7	98
18.    Income Taxes
The components of income from continuing operations before provision for income taxes, determined by tax jurisdiction, are as follows:

	For the year ended December 31,
($ in millions)	2023	2022	2021
United Kingdom	(214)	40	40
United States	127	(179)	(20)
Italy	451	612	438
Other	266	116	70
	629	589	529

The provision for income taxes consists of:

	For the year ended December 31,
($ in millions)	2023	2022	2021
Current:
United Kingdom	7	3	—
United States	85	75	41
Italy	132	116	155
Other	77	57	40
	301	252	236
Deferred:
United States	21	(66)	76
Italy	20	—	(22)
Other	(19)	(11)	(16)
	21	(77)	38
	322	175	274

Income taxes paid, net of refunds, were $205 million, $335 million, and $188 million in 2023, 2022, and 2021, respectively.

At December 31, 2023, undistributed profits of subsidiaries of approximately $1.1 billion are considered indefinitely reinvested. Foreign withholding taxes on these undistributed earnings would be approximately $65 million.

The Parent is a tax resident in the United Kingdom (the “U.K.”). A reconciliation of the provision for income taxes, from the amount computed by applying the U.K. statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods (2023 tax rate is based on a weighted average rate of the United Kingdom statutory tax rate enacted on April 1, 2023) to income from continuing operations before provision for income taxes is as follows:

	For the year ended December 31,
($ in millions)	2023	2022	2021
Income from continuing operations before provision for income taxes	629	589	529
United Kingdom statutory tax rate	23.5%	19.0%	19.0%
Statutory tax expense (benefit)	148	112	100

Change in valuation allowances	91	22	125
Italy regional tax (“IRAP”) and state taxes	44	33	41
Non-deductible expenses	9	17	25
Base erosion and anti-abuse (“BEAT”) tax	8	—	17
Foreign tax and statutory rate differential (1)	(9)	42	17
Foreign tax expense, net of U.S. federal benefit	17	18	11
Provision to return adjustment	(5)	(9)	6
GILTI tax	10	9	5
Non-taxable gain on sale of business	—	(79)	—
Non-taxable foreign exchange loss (gain)	2	2	(11)
Italian patent box tax benefit	(2)	—	(27)
Change in unrecognized tax benefits	18	3	—
Tax law changes	—	6	(38)
Other	(8)	(1)	2
	322	175	274

Effective tax rate	51.2%	29.7%	51.8%
 (1) Includes the effects of foreign subsidiaries’ earnings taxed at rates other than the U.K. statutory rate

The components of deferred tax assets and liabilities are as follows:

	December 31,
($ in millions)	2023	2022
Deferred tax assets:
Net operating losses	266	238
Section 163(j) interest limitation	231	200
Italian goodwill tax step-up	110	109
Provisions not currently deductible for tax purposes	76	150
Lease liabilities	56	63
Jackpot timing differences	27	30
Depreciation and amortization	83	63
Inventory reserves	4	5
Other	98	73
Gross deferred tax assets	952	930
Valuation allowance	(518)	(430)
Deferred tax assets, net of valuation allowance	433	500

Deferred tax liabilities:
Acquired intangible assets	410	446
Depreciation and amortization	156	156
Italian goodwill equity reserve liability	104	99
Lease right-of-use assets	50	57
Other	7	8
Total deferred tax liabilities	727	767
Net deferred income tax liability	(294)	(267)

Our net deferred income taxes are recorded in the Consolidated Balance Sheets as follows:

	December 31,
($ in millions)	2023	2022
Deferred income taxes - non-current asset	50	38
Deferred income taxes - non-current liability	(344)	(305)
	(294)	(267)

Net Operating Loss Carryforwards

We have a $1.0 billion gross tax loss carryforward, of which $703 million relates to the U.K and $318 million relates to other tax jurisdictions. Carryforwards in certain tax jurisdictions begin to expire in 2031, while others have an unlimited carryforward period. A valuation allowance has been provided on $960 million of the gross net operating loss carryforwards. Portions of the tax loss carryforwards are subject to annual limitations in most of our significant tax jurisdictions, including the U.K. In addition, as of December 31, 2023, we had U.S. state tax net operating loss carryforwards, resulting in a deferred tax asset (net of U.S. federal tax benefit) of approximately $7 million. U.S. state tax net operating loss carryforwards generally expire in the years 2025 through 2041.

Valuation Allowance

A reconciliation of the valuation allowance is as follows:

	December 31,
($ in millions)	2023	2022	2021
Balance at beginning of year	430	412	284
Net charges to expense	91	22	86
Tax rate change	(3)	—	39
Provision to return adjustment	—	(3)	3
Balance at end of year	518	430	412

The valuation allowance primarily relates to net operating losses and the section 163(j) business interest expense limitation carryforward that are not more likely than not expected to be realized. In assessing the need for a valuation allowance, we considered both positive and negative evidence for each jurisdiction including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. When we change our determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Accounting for Uncertainty in Income Taxes

A reconciliation of the unrecognized tax benefits is as follows:

	December 31,
($ in millions)	2023	2022	2021
Balance at beginning of year	27	27	27
Additions to tax positions - current year	1	1	1
Additions to tax positions - prior years	16	—	—
Reductions to tax positions - prior years	(1)	—	(1)
Settlements	(29)	—	—
Balance at end of year	15	27	27

At December 31, 2023, 2022, and 2021, $15 million, $27 million, and $27 million, respectively, of the unrecognized tax benefits, if recognized, would affect our effective tax rates.

We recognize interest and penalties related to income tax matters in income tax expense. The charges were nominal for 2023, 2022, and 2021. The gross balance of accrued interest and penalties was $30 million and $25 million at December 31, 2023 and 2022, respectively.

We file income tax returns in various jurisdictions of which the United Kingdom, United States, and Italy represent the major tax jurisdictions. All years prior to 2017 are closed with the Internal Revenue Service. As of December 31, 2023, we are subject to income tax audits in various tax jurisdictions globally, most significantly in the U.S. and Mexico.

Mexico Tax Audit

Based on a 2006 tax examination, the Company’s Mexican subsidiary, GTECH Mexico S.A. de C.V., was issued an income tax assessment of approximately Mexican peso (“MXN”) 425 million. The assessment relates to the denial of a deduction for cost of goods sold and the taxation of intercompany loan proceeds. The Company has unsuccessfully contested the two issues in the Mexican court system receiving unfavorable decisions by the Mexican Supreme Court in June 2017 and October 2019, respectively. As of December 31, 2023, based on the unfavorable decisions received, the Company has recorded a liability of MXN 555 million (approximately $33 million), inclusive of additional interest, penalties, and inflationary adjustments, which is reported within other non-current liabilities in the Consolidated Balance Sheets.

Italy Tax Audits

Since February 2020, the Company’s Italian corporate income tax returns for the calendar years ended December 31, 2015 through December 31, 2019 were under examination. In October 2020, the Italian Tax Authorities issued a final audit report for calendar year 2015. The Company filed a defense memorandum with the Italian Tax Authorities in May 2021 rejecting all findings. In December 2021, the Company received a tax assessment notice for €15 million relating to calendar year 2015. The Company filed an appeal with the Italian Tax Court in May 2022 relating to the 2015 tax assessment. On March 21, 2023, the Company received a tax assessment notice for €27 million relating to calendar year 2016. On September 7, 2023, the Company signed a Settlement Agreement with the Italian Tax Authorities pursuant to which the Company agreed to settle the 2015 and 2016 tax assessments for €10 million. Additionally, the Company agreed to settle the 2015 and 2016 audit findings that were relevant to tax years 2017-2022 for €13 million. The total impact, net of amounts previously reserved, was $14 million.

Pillar Two Global Minimum Tax Framework - Legislative Updates

In December 2021, the Organization for Economic Cooperation and Development (“OECD”) enacted model rules for a new global minimum tax framework (“Pillar Two”). Many non-U.S. tax jurisdictions, including the European Union, have committed to adopting Pillar Two, which establishes a global minimum tax of 15% and is intended to be effective for tax years beginning in 2024. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two global minimum tax. We continue to evaluate the potential impact of the proposed and enacted legislative changes, including eligibility to qualify for the safe harbor rules.

19.    Commitments and Contingencies

Commitments

Jackpot Commitments

Jackpot liabilities are recorded as current and non-current liabilities as follows:

($ in millions)	December 31, 2023
Current liabilities	38
Non-current liabilities	118
155

Future jackpot liabilities as of December 31, 2023 are due as follows:

($ in millions)	Previous Winners	Future Winners	Total
2024	22	16	38
2025	17	6	23
2026	14	1	15
2027	13	1	13
2028	11	1	12
Thereafter	78	10	88
Future jackpot payments due	154	35	188
Unamortized discounts			(33)
Total jackpot liabilities			155

Performance and other bonds

Certain contracts require us to provide a surety bond as a guarantee of performance for the benefit of customers; bid and litigation bonds for the benefit of potential customers; and WAP bonds that are used to secure our financial liability when a player elects to have their WAP jackpot winnings paid over an extended period of time.

These bonds give beneficiaries the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contracts. In general, we would only be liable for these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. Accordingly, no liability has been recorded as of December 31, 2023 and 2022 related to these bonds.

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. At December 31, 2023, provisions for all legal proceedings, including what is discussed in detail below, was $14 million. With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

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
(a)Steele, James et al. v. GTECH Corp., filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $600 million, as alleged via discovery. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that Plaintiffs’ sole remaining claim should be reconsidered. On April 27, 2018, this and a related matter were appealed to the Texas Supreme Court, which heard arguments on December 3, 2019. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs could proceed with their fraud allegations in the lower court; all other claims were dismissed. On March 26, 2021, October 29, 2021, and February 3, 2022 (two motions), GTECH Corporation filed motions for summary judgment. One such motion was denied on February 25, 2022, while the other three remain pending. In April 2023, pursuant to court ordered mediation, the Company advanced confidential settlement negotiations regarding this matter, and a tentative settlement has been reached subject to certain conditions to be satisfied by Plaintiff’s counsel. We anticipate settling on a mutually confidential basis with all, or a significant majority of, plaintiffs for an amount which is not material to the Company’s results of operations, financial position, or cash flows and is expected to be paid with cash on hand. The Court granted the Motion to Appoint Masters in Chancery on July 13, 2023 to oversee and assist the parties with the potential settlement process. Given the large number of plaintiffs, some plaintiffs may continue to pursue their case and perhaps proceed to trial on their claims.
(b)Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million. Court has ordered a trial to occur no later than autumn of 2024, subject to mediation efforts. A control status conference has been scheduled for March 5, 2024.
(c)Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 7, 2016 in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1 million. This matter was consolidated with the Steele case.
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

Disposition of Previously Disclosed Matters

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

On June 1, 2023, the Court granted the Motion for Final Approval of Settlement and dismissed the case. The Company paid the $270 million agreed upon settlement amount (including the $50 million placed in escrow in November 2022) on June 13, 2023. In 2022, the Company realized a deferred tax benefit of $66 million (with no cash benefit). In 2023, the Company recognized a cash tax benefit of $36 million and will recognize the remaining cash tax benefit in future periods.

20.    Shareholders’ Equity

Shares Authorized and Outstanding

The Board may issue ordinary shares of the Parent upon shareholder approval. At the Parent’s 2023 annual general meeting, the shareholders authorized the issuance of up to 133 million additional ordinary shares (of which 67 million can be issued in connection with an offer by way of rights issue), with a par value of $0.10 per share, for a period expiring at the end of the 2024 annual general meeting, or, if sooner, on August 8, 2024, unless previously revoked, varied, or renewed.

Ordinary shares outstanding were as follows:

	December 31,
	2023	2022	2021
Balance at beginning of year	199,078,909	203,688,118	204,856,564
Shares issued under stock awards	1,403,340	702,273	331,554
Shares issued upon exercise of stock options	—	61,714	—
Repurchases of common stock	—	(5,373,196)	(1,500,000)
Balance at end of year	200,482,249	199,078,909	203,688,118

Share Repurchase Program

On November 15, 2021, the Parent’s Board of Directors authorized a share repurchase program (the “Program”) pursuant to which the Company may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. At the Parent’s 2023 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 19,968,394 of the Parent’s ordinary shares. This authority remains valid until November 8, 2024, unless previously revoked, varied, or renewed at the Parent’s 2024 annual general meeting.

The Parent repurchases ordinary shares under the Program at the market price on the trade date and the Parent cancels repurchased ordinary shares or holds them in treasury. If the Parent holds repurchased ordinary shares in treasury, all amounts paid to repurchase such shares have been recorded as treasury stock in our Consolidated Balance Sheets until they are reissued or retired. Under the Program, no shares were purchased in 2023. Repurchases of the Parent’s ordinary shares paid out of distributable reserves reduce the amount of distributable reserves available for the Parent to make distributions to its shareholders, including the payment of dividends which, under English law, may only be paid out of distributable reserves.

Dividends

We declared a $0.20 cash dividend per share in all four quarters of 2023, 2022, and the fourth quarter of 2021.

The TLF Agreement and the RCF Agreement limit the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year based on any two of the public debt ratings issued by the rating agencies. The TLF Agreement and the RCF Agreement prohibited dividends and repurchases of ordinary shares during the period commencing on April 1, 2020 and expiring on June 30, 2021.

Accumulated Other Comprehensive Income

The following table details the changes in AOCI:

		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2020	358	(9)	4	353	(24)	330
Change during period	9	3	(1)	11	51	62
Reclassified to operations (1)	19	1	—	20	1	21
Tax effect	—	(1)	—	—	—	—
Other comprehensive income (loss)	28	3	(1)	30	52	82
Balance at December 31, 2021	387	(6)	3	384	28	412
Change during period	55	2	1	57	27	84
Reclassified to operations (1)	36	(3)	—	34	—	34
Other comprehensive income (loss)	90	(1)	1	91	27	117
Balance at December 31, 2022	477	(7)	4	474	55	529
Change during period	5	(2)	—	3	(13)	(10)
Reclassified to operations (1)	—	2	—	2	—	2
Tax effect	(1)	—	—	(1)	—	(1)
Other comprehensive income (loss)	4	1	—	4	(13)	(8)
Balance at December 31, 2023	481	(6)	3	479	42	521
(1) Foreign currency translation of approximately $19 million was reclassified into gain on sale of discontinued operations, net of tax on the Consolidated Statements of Operations for the year ended December 31, 2021. Other foreign currency translation adjustments were reclassified into other non-operating expense, net on the Consolidated Statements of Operations for subsidiaries sold for the year ended December 31, 2022 and foreign exchange loss (gain), net for subsidiaries liquidated for the year ended December 31, 2022. Unrealized gain (loss) on hedges were reclassified into service revenue on the Consolidated Statements of Operations for the years ended December 31, 2023, 2022, and 2021.

21.    Stock-Based Compensation

Incentive Awards

Stock-based incentive awards are provided to directors and employees under the terms of our 2015 and 2021 Equity Incentive Plans (collectively, the “Plans”) as administered by the Board. Awards available under the Plans principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plans is 20 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plans. We utilize authorized and unissued shares to satisfy all shares issued under the Plans.

Stock Options

Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options are granted under the Plans at an exercise price not less than the fair market value of a share on the date of grant. In 2021, stock options were granted solely to our former Chief Executive Officer, which will vest in 2024 subject to certain performance and other criteria, and have a contractual term of approximately seven years. No stock options were granted in 2023 or 2022.

Stock Awards

Stock awards are principally made in the form of performance share units (“PSUs”) and restricted share units (“RSUs”).

PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets, which may include Adjusted EBITDA, Adjusted Free Cash Flow, Total Shareholder Return (“TSR”) relative to the Russell Mid Cap Market Index, or share price. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period (i.e. four years to vest both tranches). In 2021, a second round of PSUs was granted in lieu of there being no 2020 PSUs that vest 50% over an approximate two-year period and 50% over an approximate three-year period. Dividend equivalents are not paid under the Plans. The fair value of each PSU is determined on the grant date or modification date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets, if applicable.

RSUs are stock awards that entitle the holder to shares of common stock as the award vests. Dividend equivalents are not paid under the Plans. In 2020, RSUs were also granted to employees, which vested in approximately one- and two-year vesting periods.

Stock Option Activity

A summary of our stock option activity and related information is as follows:

		Weighted-Average
(Shares in thousands)	Stock Options	Exercise Price Per Share ($)	Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding at January 1, 2023	173	20.37
Granted	—	—
Forfeited	—	—
Exercised	—	—
Outstanding at December 31, 2023	173	20.37	4.36
At December 31, 2023:
Vested and expected to vest	173	20.37	4.36	1
Exercisable	—	—	—	—
No stock options were exercised in 2023 and 2021. The total intrinsic value of stock options exercised was $3 million in 2022. There were no cash proceeds from stock options exercised in 2022 due to net share settlement.

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

Stock Award Activity

A summary of our stock award activity and related information is as follows:

(Shares in thousands)	PSUs(1)	Weighted- Average Grant Date Fair Value ($)	RSUs	Weighted- Average Grant Date Fair Value ($)
Nonvested at January 1, 2023	5,281	25.85	91	20.07
Granted(2)	1,925	27.94	68	26.96
Vested	(1,229)	26.50	(91)	20.07
Forfeited	(183)	26.00	—	—
Nonvested at December 31, 2023	5,794	26.37	68	26.96

At December 31, 2023:
Unrecognized cost for nonvested awards ($ in millions)	33		—
Weighted-average future recognition period (in years)	1.55		0.37
(1) Unless otherwise noted, the number of PSUs granted are based on the target number of shares. Based on specified targets, actual performance may result in additional shares vesting, up to a maximum 145% payout achievement.
(2) Includes 517 thousand PSUs for vestings above the target thresholds. These PSUs were granted in prior years and either vested in 2023 or will vest in 2024 upon achievement of normal service requirements.

The total vest-date fair value of PSUs vested was $36 million and $3 million in 2023 and 2021. No PSUs vested in 2022. The total vest-date fair value of RSUs vested was $2 million, $23 million, and $33 million for 2023, 2022, and 2021, respectively.

Fair Value of Stock Awards Granted

We estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the awards include a market condition. The market condition is based on the Company’s TSR relative to the Russell Midcap Market Index.

During 2023, 2022, and 2021, we estimated the fair value of RSUs at the date of grant based on our stock price. Details of the grants are as follows:

(Shares in thousands)	2023	2022	2021
PSUs granted during the year	1,408	1,715	3,740
Weighted-average grant date fair value ($)	28.39	25.37	26.10

RSUs granted during the year	68	95	80
Weighted-average grant date fair value ($)	26.96	20.46	22.29

Stock-Based Compensation Expense

Total compensation cost for our stock-based compensation plans is recorded based on the employees’ respective functions as detailed below.

	For the year ended December 31,
($ in millions)	2023	2022	2021
Cost of services	2	2	2
Selling, general and administrative	38	37	30
Research and development	2	2	3
Stock-based compensation expense before income taxes	41	41	35
Income tax benefit	10	10	8
Total stock-based compensation, net of tax	31	31	27

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

At December 31, 2023, $2 million of estimated unrecognized compensation expense attributable to PlayDigital synthetic equity awards will be recognized as compensation expense over a weighted average period of 2.5 years.

22.    Earnings Per Share

The following table presents the computation of basic and diluted income (loss) per share of common stock:

	For the year ended December 31,
($ and shares in millions, except per share amounts)	2023	2022	2021
Numerator:
Net income from continuing operations attributable to IGT PLC	156	275	65
Net income from discontinued operations attributable to IGT PLC	—	—	417
Net income attributable to IGT PLC	156	275	482

Denominator:
Weighted-average shares - basic	200	202	205
Incremental shares under stock based compensation plans	3	2	2
Weighted-average shares - diluted	203	203	207

Net income from continuing operations attributable to IGT PLC per common share - basic	0.78	1.36	0.32
Net income from continuing operations attributable to IGT PLC per common share - diluted	0.77	1.35	0.31
Net income from discontinued operations attributable to IGT PLC per common share - basic	—	—	2.03
Net income from discontinued operations attributable to IGT PLC per common share - diluted	—	—	2.02
Net income attributable to IGT PLC per common share - basic	0.78	1.36	2.35
Net income attributable to IGT PLC per common share - diluted	0.77	1.35	2.33

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

For the years ended December 31, 2023 and December 31, 2022, there were nominal stock options and unvested restricted stock awards shares excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect. There were no shares that would have had an antidilutive effect for the year ended December 31, 2021.

23.    Variable Interest Entities

We hold ownership interests in and consolidate the following variable interest entities (“VIEs”):

Name of subsidiary	% Ownership held by the Company
Lottoitalia S.r.l. (“Lottoitalia”)	61.50%
Lotterie Nazionali S.r.l. (“LN”)	64.00%
Northstar New Jersey Lottery Group, LLC (“Northstar NJ”) (1)	76.64%
Rhode Island VLT Company LLC (“RI VLT”)	60.00%
(1) Northstar New Jersey Holding Company LLC, of which we are a 71.12% shareholder, holds the 76.64% ownership in Northstar NJ.

Lottoitalia holds a license to operate the Lotto game in Italy through November 2025. LN holds a license to operate the Scratch & Win instant lottery game in Italy through September 2028. Northstar NJ manages a wide range of the lottery’s day-to-day operations in the State of New Jersey, as well as provides marketing and sales services under a license valid through June 2029. RI VLT manages VLT operations and holds the exclusive technology provider license in the State of Rhode Island through June 2043.

We are the principal operating partner fulfilling the requirements under the licenses held by the VIEs. As such, we have the power to direct the activities that significantly affect the VIEs’ economic performance, along with the right to receive benefits or the obligation to absorb losses that could potentially be significant to the VIEs. As a result, we concluded we are the primary beneficiary of the VIEs and they have been consolidated. Accordingly, the balance sheet and operating activity of the VIEs are included in our Consolidated Financial Statements and we adjust the net income in our Consolidated Statements of Operations to exclude the non-controlling interests’ proportionate share of results. We present the proportionate share of non-controlling interests as equity in the Consolidated Balance Sheets.

The carrying amounts and classification of these VIEs’ assets and liabilities in our Consolidated Balance Sheets at December 31, 2023 and 2022 are as follows:

	December 31,
($ in millions)	2023	2022
Current assets	1,220	941
Non-current assets	800	936
Total assets	2,020	1,877

Total liabilities	732	521
The balances presented above are net of intercompany balances and transactions that are eliminated in our Consolidated Financial Statements.
Additionally, IGT holds a 50.00% ownership interest in a consortium, Mineria da Sorte Loteria SPE LTDA (“Brazil Lottery”), formed in June 2023 which holds an exclusive 20-year license to operate instants and passive lottery in the State of Minas Gerais, Brazil. We determined that the consortium is a VIE, but we are not the primary beneficiary of the VIE. Therefore, as of December 31, 2023 the joint venture was unconsolidated and accounted for under the equity method.

24.    Segment Information

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

We categorize revenue from WAP services, and operating leases for VLTs and other gaming machines as service revenue from “Gaming terminal services”. We categorize sales or usage-based royalties promised in exchange for software intellectual property licenses, and systems as service revenue from “Systems, software, and other”.

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

Segment information is as follows:

	For the year ended December 31, 2023
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Service revenue	2,359	762	227	3,347	—	3,347
Product sales	171	791	1	963	—	963
Total revenue	2,530	1,552	228	4,310	—	4,310

Operating income (loss)	913	313	65	1,291	(290)	1,001
Depreciation and amortization	192	163	12	367	156	523
Expenditures for long-lived assets	(124)	(188)	(4)	(317)	(8)	(324)
(1) Depreciation and amortization excludes amortization of upfront license fees of $200 million.

	For the year ended December 31, 2022
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Service revenue	2,436	714	209	3,359	—	3,359
Product sales	157	709	1	866	—	866
Total revenue	2,593	1,423	209	4,225	—	4,225

Operating income (loss)	909	242	50	1,201	(279)	922
Depreciation and amortization	196	119	17	333	160	492
Expenditures for long-lived assets	(141)	(140)	(6)	(287)	(6)	(293)
(1) Depreciation and amortization excludes amortization of upfront license fees of $193 million.

	For the year ended December 31, 2021
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Service revenue	2,690	630	163	3,483	—	3,483
Product sales	123	482	1	606	—	606
Total revenue	2,812	1,112	165	4,089	—	4,089

Operating income (loss)	1,088	43	33	1,164	(262)	902
Depreciation and amortization	225	126	15	366	160	526
Expenditures for long-lived assets	(123)	(67)	(13)	(203)	(6)	(208)
(1) Depreciation and amortization excludes amortization of upfront license fees of $216 million.

Geographical Information

Revenue from external customers, which is based on the geographical location of our customers, is as follows:

	For the year ended December 31,
($ in millions)	2023	2022	2021
United States	2,480	2,355	2,126
Canada	228	199	120
Italy	952	1,062	1,307
United Kingdom	68	67	72
Rest of Europe	273	254	217
All other	309	289	247
Total	4,310	4,225	4,089

Revenue from one customer in the Global Lottery segment represented approximately 20%, 18%, and 23% of consolidated revenue in 2023, 2022, and 2021, respectively.

Long-lived assets, which are comprised of Systems & Equipment and PPE, are based on the geographical location of the assets as follows:

	December 31,
($ in millions)	2023	2022
United States	793	775
Canada	21	15
Italy	70	79
United Kingdom	2	6
Rest of Europe	96	92
All other	65	48
Total	1,047	1,016

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

De Agostini Group

De Agostini has a controlling interest in IGT. As of December 31, 2023, De Agostini had an economic interest of approximately 42.6% (excluding treasury shares) and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest of approximately 59.7% of the total voting rights (excluding treasury shares).

Amounts receivable from De Agostini and subsidiaries of De Agostini (collectively, the “De Agostini Group”) are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of our Italian subsidiaries had a corporate income tax unit agreement, and in some cases, a Group VAT agreement, with De Agostini, both of which terminated in 2022, pursuant to which De Agostini consolidated certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority.

Related party amounts due to or from the De Agostini Group are as follows:

	December 31,
($ in millions)	2023	2022
Trade receivables	—	2
Tax-related receivables	2	—
Trade payables	2	1
Tax-related payables	—	3

PlayDigital Synthetic Equity Award Program

On March 9, 2022, Enrico Drago, Chief Executive Officer, PlayDigital, an immediate family member of Marco Drago, a member of the Parent’s board of directors, was granted a synthetic equity award pursuant to the PlayDigital Equity Award Program with Tranche Percentages of 35%, 25%, and 40%, a Synthetic SAR Percentage of 1.275%, and a Synthetic RSU Percentage of 0.225%. At December 31, 2023, $1 million of estimated unrecognized compensation expense attributable to the synthetic equity award granted to Mr. Drago will be recognized as compensation expense over a weighted average period of 2.6 years.

Unconsolidated Subsidiaries, Partnerships and Joint Ventures

From time to time, we make strategic investments in publicly traded and privately held companies that develop software, hardware, and other technologies or provide services supporting its technologies. We may also purchase from or make sales to these organizations.

Ringmaster S.r.l.

We have a 50% interest in Ringmaster S.r.l. (“Ringmaster”), an Italian joint venture, that is accounted for using the equity method of accounting. Ringmaster provides software development services for our interactive gaming business pursuant to an agreement dated December 7, 2011. Our investment in Ringmaster was $1 million at December 31, 2023 and 2022.

We incurred $14 million, $9 million, and $6 million in expenses to Ringmaster for the years ended December 31, 2023, 2022, and 2021, respectively.

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

Our investment in Connect Ventures One LP was $2 million and $3 million at December 31, 2023 and 2022, respectively. Our investment in Connect Ventures Two LP was $6 million and $5 million at December 31, 2023 and 2022, respectively.

26. Subsequent Events

On February 28, 2024, the Parent entered into definitive agreements with Everi Holdings Inc. (“Everi”), pursuant to which the Parent will separate its Global Gaming and PlayDigital businesses by way of a taxable spin-off to the Parent’s shareholders and then immediately combine such businesses with Everi, (the “Separation & Divestiture”) resulting in the “Combined Company”.

Under the terms of the agreements, the Parent’s shareholders are expected to own at closing approximately 54%, and Everi stockholders are expected to own approximately 46% of the shares in the combined company. In connection with the Separation & Divestiture, the Parent will receive approximately $2.6 billion in cash that will be funded with the proceeds of debt incurred by the Combined Company. The Parent expects to allocate approximately $2 billion to debt repayment. After closing, Everi will change its name to International Game Technology, Inc. and will trade on the NYSE under the ticker IGT. The Parent will change its name and continue to trade on the NYSE under a new ticker symbol. The transaction is expected to close in late 2024 or early 2025, subject to receipt of all regulatory approvals, shareholders approvals, and other customary closing conditions.

Revenue information relative to the Global Gaming and PlayDigital segments is included in Note 4. - Revenue Recognition. Due to factors such as the nature of the transaction and underlying approvals, the business is not considered held for sale as of December 31, 2023.