Form 20-F
period 2024-12-31
International Game Technology PLC
filed 2025-02-25
CIK 1619762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

201,858,765	ordinary shares, nominal value $0.10 per share

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
This annual report on Form 20-F includes the Consolidated Financial Statements of the Company for the years ended December 31, 2024, 2023, and 2022 (the “Consolidated Financial Statements”) prepared in accordance with United States Generally Accepted Accounting Principles as issued by the Financial Accounting Standards Board. Unless otherwise noted, all discussions below, including amounts and percentages for all periods, reflect the results of operations and financial condition of the Parent’s continuing operations. The Company previously had three reportable segments: Global Lottery, Global Gaming, and PlayDigital. During the first quarter of 2024, we combined the activities that were previously included within our Global Gaming and PlayDigital segments into one operating segment, named Gaming & Digital. The Gaming & Digital segment, also referred to as “IGT Gaming”, which was classified as discontinued operations as of July 26, 2024, has been excluded from all presentations below, unless otherwise noted. The Company now operates as a pure-play lottery business, and reports a single segment that includes all of its continuing operations.
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

Abbreviation/Term	Definition
ADM	Agenzia delle Dogane e Dei Monopoli, the governmental authority responsible for regulating and supervising gaming in Italy
Adjusted EBITDA or AEBITDA	EBITDA adjusted for foreign exchange gain (loss), net, other non-operating expenses, net, impairment losses, restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items
Adjusted Free cash flow	Free Cash Flow excluding the net of tax cash payments in connection with material litigation
Apollo Funds	funds managed by affiliates of Apollo Global Management, Inc.
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B2B	business-to-business
B2C	business-to-consumer
Board	the Board of Directors of International Game Technology PLC
Buyer	Voyager Parent, LLC, a holding company owned by Apollo Funds
Buyer Sub	Voyager Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Buyer
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Company	the Parent together with its consolidated subsidiaries
CA 2006	Companies Act 2006, as amended
Constant-currency	amounts calculated by applying the prior-year/period exchange rates to current financial data expressed in local currency
De Agostini	De Agostini S.p.A.
EBITDA	earnings before interest, taxes, depreciation and amortization
EMEA	Europe, Middle East and Africa
Employee Matters Agreement	an Employee Matters Agreement by and among the Company, Spinco, Everi and the Buyer dated July 26, 2024
ESG	environmental, social and governance
E.U.	European Union
Everi	Everi Holdings Inc., a Delaware corporation
FMC	facilities management contract
Free cash flow	cash flow from operations less capital expenditures and payments on license obligations
GAAP	United States Generally Accepted Accounting Principles
GDPR	E.U. General Data Protection Regulation (“E.U. GDPR”) and the E.U. GDPR as retained as law in England and Wales by the European Union (Withdrawal) Act (“U.K. GDPR”)
GILTI	global intangible low-taxed income
iGaming	real money digital (interactive) gaming
IGT	the Parent together with its consolidated subsidiaries
IGT Gaming	IGT’s Gaming & Digital segment as of immediately prior to the time of the announcement of the pending sale, which was formerly IGT’s Global Gaming and PlayDigital segments prior to the first quarter of 2024
LMA	lottery management agreement
Loyalty Plan	the terms and conditions related to the Special Voting Shares
Loyalty Register	the register of ordinary shares for which holders thereof have validly elected to exercise the related Special Voting Shares
Merger Agreement	an Agreement and Plan of Merger by and among the Company, Spinco, Everi, the Buyer and the Buyer Sub dated July 26, 2024
Net debt	debt minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale
NYSE	New York Stock Exchange
Parent	International Game Technology PLC

Abbreviation/Term	Definition
Proposed Transaction	the transactions between the Company, Spinco, Everi, the Buyer and the Buyer Sub resulting in IGT Gaming and Everi being simultaneously acquired by a newly formed holding company owned by Apollo Funds and combined into a privately-owned enterprise
R&D	research and development
Real Estate Matters Agreement	a Real Estate Matters Agreement by and among the Company, Spinco, Everi and the Buyer dated July 26, 2024
Same-store sales	wagers, at constant currency, recorded in lottery jurisdictions where we are the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparison between periods
SEC	United States Securities and Exchange Commission
Separation Agreement	the Separation and Sale Agreement by and among the Company, Spinco, Everi and the Buyer dated July 26, 2024
Special Voting Shares	the special voting shares in the Parent, worth U.S.$0.000001 each and carrying 0.9995 votes
Spinco	Ignite Rotate, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of the Parent
Support Agreement	a Support Agreement by and among the Company, Spinco, Everi, the Buyer and De Agostini dated July 26, 2024
Tax Matters Agreement	a Tax Matters Agreement by and among the Company, Spinco, Everi and the Buyer dated July 26, 2024
Transaction Agreements	the definitive agreements of the Proposed Transaction, which include the Separation Agreement, the Merger Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement and the Tax Matters Agreement
U.K.	United Kingdom
U.S.	United States of America
Wire Act	U.S. Interstate Wire Act of 1961

FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F includes forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning the Company and other matters, including with respect to the proposed sale of IGT Gaming to funds managed by affiliates of Apollo Global Management, Inc. (NYSE: APO). These statements may discuss goals, intentions, and expectations as to future plans, trends, events, strategies, transactions, including the proposed sale of IGT Gaming, products and services, customer relationships, dividends, results of operations, and/or financial condition or measures, including our expectations on the future release of revenue, operating income, cash, and capital expenditures guidance, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “outlook,” “possible,” “potential,” “predict,” “project,” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to):
•the possibility that the Company may not achieve its anticipated financial results in one or more future periods and create incremental value for shareholders;
•the possibility that the Company may not complete the sale of IGT Gaming to Apollo Funds within the time frame anticipated or at all;
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

Risks related to the Company's Business and Industry

The Company has a concentrated customer base, and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue.

A substantial portion of the Company’s revenues is derived from exclusive licenses awarded to the Company by the ADM, the governmental authority responsible for regulating and supervising gaming in Italy. For the years ended December 31, 2024 and 2023, approximately 18% and 17%, respectively, of the Company’s total consolidated revenues was earned for service provided for the operation of the Italian Gioco del Lotto games and approximately 17% and 17%, respectively, was earned for service provided for the operation of the Italian Scratch & Win instant ticket games.

The Company expects that a significant portion of its revenues and profits will continue to depend upon the licenses awarded to the Company by ADM, including the current tender for the Italian Gioco del Lotto license launched on January 10, 2025. Licenses may be terminated prior to their expiration dates upon the occurrence of certain events of default affecting the Company, or if such licenses are deemed to be against the public interest, or terminated or annulled if successfully challenged by competitors. In addition, the conditions for any new license will be established by law and included in the rules of the new license. Any material reduction in the Company’s revenues from these licenses, including as a result of an annulment, early termination, or non-renewal of these licenses following their expiration, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

In addition, recurring revenues from the Company’s top 10 customers outside of Italy accounted for approximately 36% of its total consolidated revenues for the year ended December 31, 2024. In 2025, the Company anticipates the loss of one of these customers, Allwyn in the U.K., as Allwyn is expected to complete its lottery system transition to another supplier in 2025. If the Company were to lose any of its other larger customers, or if these larger customers experience lower sales and consequently reduced revenues, which are primarily service revenues, there could be a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company’s operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts with its customers.

The Company derives a substantial portion of its revenues from its portfolio of long-term lottery operating contracts, FMCs, and LMAs (equal to approximately 92% of its total consolidated revenues for the year ended December 31, 2024), awarded through competitive procurement processes. The Company’s U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for material, uncured breaches and for other specified reasons out of the Company's control, such as the failure by a state legislature to approve the required budget appropriations. In addition, many of these contracts in the U.S. permit the lottery authority to terminate the contract at will with limited notice and do not specify the compensation to which the Company would be entitled were such termination to occur. If one or more of the Company’s U.S. lottery contracts were terminated, or were not renewed or extended, there is no guarantee that the Company would be able to identify replacement sources of revenue in a timely fashion, or at all. Additionally, the loss of one or more of the Company’s U.S. lottery contracts to a competitor could place the Company at a competitive disadvantage.

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

Adverse changes in discretionary consumer spending and behavior, including as a result of the occurrence or perception of economic slowdown, rising interest rates and/or inflation, may adversely affect the demand for lottery and overall economic trends specific to the lottery industry and the Company's business.

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

Consumer discretionary income and its potential effects on lottery activity may directly or indirectly impact the revenues generated by the Company's business. Economic factors resulting in a reduction, or the perception of a reduction, in such discretionary income could negatively impact draw game, instant ticket, and iLottery play.

The occurrence or perception of an economic slowdown or recession may also have a negative impact on consumer discretionary spending, particularly when combined with the occurrence or perception of rising interest rates and inflation (or increases in the prices of consumer products, including food and energy). If these conditions persist or worsen, it may result in declines in draw game, instant ticket, and iLottery participation, which could have a material adverse effect on the Company’s business and results of operations.

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

At December 31, 2024, the Company had outstanding performance bonds and letters of credit in an aggregate amount of approximately $807 million. These instruments present a potential expense for the Company and could divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on the Company's results of operations, business, financial condition, liquidity, or prospects.

The Company’s success depends in large part on its ability to develop and manage frequent introductions of innovative products and the ability to respond to technological changes, and slow growth or declines in the lottery market could lead to lower revenues for the Company.

The Company’s future success will depend, in part, on the lottery industry’s success in attracting and retaining new players in the face of increased competition in the entertainment and gaming markets, as well as the Company's own success in developing innovative services, products, and distribution methods/systems to achieve this goal. The Company must continually introduce and successfully market new lottery games and technologies to remain competitive and effectively stimulate customer demand. The process of developing new lottery products is inherently complex and uncertain. It requires accurate anticipation of changing customer needs and end-user preferences as well as emerging technological trends. If the Company's competitors develop new content or innovative products and the Company fails to keep pace, its business could be adversely affected. Additionally, if the Company’s competitors adopt and employ new technologies, such as artificial intelligence, more rapidly than the Company is able to do so, the Company could experience a competitive disadvantage or comparatively higher costs than its competitors.

In addition, if the Company fails to accurately anticipate customer needs and end-user preferences through the development of new products, services and technologies, the Company could lose business to its competitors, which would adversely affect its results of operations, business, financial condition, or prospects. While the Company intends to continue investing resources in research and development, which includes new lottery hardware, software, content, services and systems, there can be no assurance that these investments will guarantee successful products. Because the Company’s newer products are generally more technologically sophisticated than those it has produced in the past, the Company must continually refine its design, development, and delivery capabilities to ensure product innovation. Newer products also require adequate supply of electronic components and other raw materials, for which the Company relies on third party suppliers. See “The Company depends on its suppliers and faces supply chain risks that could adversely affect its financial results” within “Operational Risks” below.

If the Company cannot efficiently adapt its processes and infrastructure to meet the needs of its product innovations, or if the Company is unable to source adequate supplies to manufacture its newer products, its results of operations, business, financial condition, or prospects could be negatively impacted.

If the Company is unable to protect its intellectual property or prevent its unauthorized use by third parties, its ability to compete in the lottery market may be harmed.

At December 31, 2024, the Company held more than 400 patent applications and granted patents and more than 1,400 trademarks filed and registered worldwide. The Company protects its intellectual property to ensure that its competitors do not use such intellectual property. However, intellectual property laws in the U.S., Italy, and in other jurisdictions may afford differing and limited protection, may not permit the Company to gain or maintain a competitive advantage, and may not prevent its competitors from duplicating its products, designing around its patented products, or gaining access to its proprietary information and technology.

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

If the Company is unable to license intellectual property from third parties, its ability to compete in the lottery market may be harmed.

The Company licenses intellectual property rights from third parties, including the various trademarks and copyrights for Ghostbusters®, Wheel of Fortune®, and other popular franchises. If such third parties do not properly maintain or enforce the intellectual property rights underlying such licenses, or if such licenses are terminated or expire without being renewed, the Company could lose the right to use the licensed intellectual property, which could adversely affect its competitive position or its ability to commercialize certain of its technologies, products, or services.

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

From time to time, the Company may pursue divestitures in support of its strategic goals. For example, on June 8, 2023, the Company announced a review of potential strategic alternatives for IGT Gaming, which included the potential sale of the business. On July 26, 2024, the Parent and Ignite Rotate LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Parent (“Spinco”), ultimately entered into Transaction Agreements with Everi Holdings Inc., a Delaware corporation (“Everi”), Voyager Parent, LLC, a Delaware limited liability company (the “Buyer”), and Voyager Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Buyer (the “Buyer Sub”) (together with the IGT, Spinco, Everi and the Buyer, the “Parties”), pursuant to which, and subject to the terms and conditions of the Transaction Agreements, the Parties agreed to consummate the Proposed Transaction, as a result of which, among other matters, IGT Gaming and Everi will be simultaneously acquired by a newly formed holding company owned by Apollo Funds. IGT Gaming and Everi will be privately-owned companies that are part of one combined enterprise (the “Combined Company”). As consideration for the above, the Parent will receive a purchase price before transaction costs and other customary closing adjustments of $4.05 billion and all of the issued and outstanding shares of Everi common stock will be converted into the right to receive $14.25 in cash per share of Everi common stock. The Parent will change its name and continue to trade on the NYSE under a new ticker symbol. Refer to “Risks related to the Company’s Sale of the IGT Gaming Business” for risk factor discussions specific to the Proposed Transaction.

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

The Company’s results of operations, cash flows and financial condition could be affected by public health issues, geopolitical and regulatory instability and other potentially disruptive events in the locations where the Company’s customers, suppliers or regulators operate.

The Company may be impacted by public health crises (including the outbreak of communicable diseases such as COVID-19) that could negatively impact the Company’s operations or the operations of the Company’s customers, suppliers, data service providers and regulators.

The Company’s operations could also be impacted by geopolitical instability, including the uncertainty, outbreak and escalation of war (such as the Russia-Ukraine and Israel-Hamas conflicts), terrorism or other acts of violence any of which could adversely affect the Company’s ability to operate and deliver its products and services.

The Company’s operations and business could be impacted by regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which it operates, tensions between or among the jurisdictions in which it operates, changing or conflicting regulations and market expectations that may differ between jurisdictions in which it operates, and increased costs of compliance as a result of the foregoing. Any of these events could have a material adverse effect on the Company or its customers, which could have a material adverse effect on Company’s results of operations, cash flows, financial condition, and reputation.

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

In addition, in the U.S. and in many international jurisdictions where the Company currently operates or seeks to do business, lotteries are not permitted unless expressly authorized by law. The successful implementation of the Company’s growth strategy and its business could be materially adversely affected if jurisdictions that do not currently authorize lotteries do not approve such activities or if those jurisdictions that currently authorize lotteries do not continue to permit such activities.

Investigations by governmental and licensing entities can result in adverse findings or negative publicity.

From time to time, the Company is subject to extensive background investigations, and other investigations of various types are conducted by governmental and licensing authorities with respect to applicable lottery regulations. These regulations and investigations vary from time to time and from jurisdiction to jurisdiction where the Company operates. The Company’s operations may be impacted if the Company is unable to obtain a privileged lottery license or have a privileged lottery license revoked by a regulatory authority. Because the Company’s reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, a governmental allegation or a finding of improper conduct by or attributable to the Company in any manner, the prolonged investigation of these matters by governmental or regulatory authorities, and/or the adverse publicity resulting therefrom could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects, including its ability to retain existing contracts or to obtain new or renewed contracts, both in the subject jurisdiction and elsewhere.

Failure to comply with data privacy laws, including the GDPR could result in significant penalties.

Our business is subject to the E.U. GDPR and the U.K. GDPR. The GDPR has direct effect where an entity is established in the European Economic Area (the “EEA”) or the U.K. (as applicable) and has extraterritorial effect where an entity established outside the EEA or the U.K. processes personal data in relation to the offering of goods or services to individuals in the EEA and/or the U.K. (respectively) or the monitoring of their behavior in the EEA and/or the U.K. The GDPR imposes a number of obligations on controllers, including, among others:

•accountability and transparency requirements, which require controllers to demonstrate and record compliance with the GDPR and to provide more detailed information to data subjects regarding processing;
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

In addition, the GDPR prohibits the international transfer of personal data from the EEA/U.K. to countries outside of the EEA/U.K. unless made to a country deemed to have “adequate” data privacy laws by the European Commission or U.K. Government (as applicable) or if a data transfer mechanism (such as, Standard Contractual Clauses or “SCCs”) has been put in place or a derogation under the GDPR can be relied upon. In certain cases, companies will also need to carry out a transfer impact assessment (“TIA”), which among other things, assesses laws governing access to personal data in the recipient country and considers whether supplementary measures that provide privacy protections additional to those provided under SCCs will need to be implemented to ensure an “essentially equivalent” level of data protection to that afforded in the EEA/U.K. (as applicable).

Further, on July 10, 2023, the European Commission adopted its Final Implementing Decision granting the U.S. adequacy (“Adequacy Decision”) for E.U.-U.S. transfers of personal data for entities self-certified to the Data Privacy Framework (“DPF”). Entities relying on SCCs for transfers from the EEA to the U.S. are also able to rely on the analysis in the Adequacy Decision as support for their TIA regarding the equivalence of U.S. national security safeguards and redress.

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

Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with any new data protection rules. In addition, states are constantly adopting new laws or amending existing laws, requiring attention to frequently changing requirements. For example, California enacted the California Consumer Privacy Act (CCPA), which took effect on January 1, 2020, and was the first comprehensive state privacy law in the U.S. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provide such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches. Further, the California Privacy Rights Act (the CPRA), which further amended the CCPA, went into effect on January 1, 2023. The CCPA, as amended by the CPRA, imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also created a California data protection agency authorized to issue substantive regulations. Similar laws have been adopted and proposed in other states, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging. Multiple other states and the federal government are considering enacting similar legislation, demonstrating a strong trend towards more stringent state privacy, data protection, and data security legislation in the U.S., which could increase our potential liability and adversely affect our business.

The Federal Trade Commission (FTC) and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the collection, use, dissemination and security of personally identifiable information. The FTC has authority under Section 5 of the FTC Act to regulate unfair or deceptive practices and has used this authority to initiate enforcement actions against companies that implement inadequate controls around privacy and information security in violation of their externally facing policies. For instance, the FTC published an advance notice of proposed rulemaking on commercial surveillance and data security in 2022 and may implement new trade regulation rules or other regulatory alternatives concerning the ways in which companies (1) collect, aggregate, protect, use, analyze, and retain consumer data, as well as (2) transfer, share, sell, or otherwise monetize that data in ways that are unfair or deceptive in the coming years. Privacy laws require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal information. Violating individuals’ privacy rights, publishing false or misleading information about security practices, or failing to take appropriate steps to keep individuals’ personal information secure may constitute unfair or deceptive acts or practices in violation of Section 5 of the FTC Act. Federal regulators, state attorneys general and plaintiffs’ attorneys have been and will likely continue to be active in this space, and if we do not comply with existing or new laws and regulations related to personally identifiable information, we could be subject to criminal or civil sanctions.

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

Negative perceptions and publicity surrounding the lottery industry could lead to increased regulation.

The popularity and acceptance of lottery games is influenced by prevailing social attitudes toward the lottery, and changes in social attitudes toward the lottery could result in reduced acceptance of lottery play as a leisure activity. Further, from time to time, the lottery industry is exposed to negative publicity related to concerning player behavior, play by minors, the presence of point-of-sale machines in too many locations, risks related to iLottery accessibility, and alleged association with money laundering. Publicity regarding problem gambling and other concerns with the gaming industry, even if not directly connected to the Company, could adversely impact its business, results of operations, and financial condition. For example, if the perception develops that the gaming industry is failing to address responsible gaming concerns adequately, the resulting political pressure may result in the industry becoming subject to increased regulation and restrictions on operations. Such an increase in regulation could adversely impact the Company's results of operations, business, financial condition, or prospects.

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

In addition, the OECD is continuing to work on a two-pillar initiative, “BEPS 2.0,” which is aimed at (i) shifting taxing rights to the jurisdiction of the consumer (“Pillar One”); and (ii) ensuring all companies pay a global minimum tax (“Pillar Two”). Pillar One will, broadly, re-allocate taxing rights over 25% of the residual profits of multinational enterprises (“MNEs”) with global turnover in excess of 20 billion euros (excluding extractives and regulated financial services) to the jurisdictions where the customers and users of those MNEs are located. Pillar Two will, broadly, consist of two interlocking domestic rules (together the Global Anti-Base Erosion Rules (the “GloBE Rules”)): (i) an Income Inclusion Rule (“IIR”), which imposes top-

up tax on a parent entity in respect of the low-taxed income of a constituent entity; and (ii) an Undertaxed Payment Rule (“UTPR”), which denies deductions or requires an equivalent adjustment to the extent the low-taxed income of a constituent entity is not subject to tax under an IIR. There will also be a treaty-based Subject To Tax Rule that allows source jurisdictions to impose limited source taxation on certain related party payments subject to tax below a minimum rate.

For countries other than the U.S., the OECD recommended model GloBE Rules for Pillar Two in late 2021. The OECD has also continued to release further guidance on the model GloBE Rules, with the latest guidance issued on 15 January 2025. This includes the release in early February 2023 of technical guidance which comments in particular on the interaction between the model GloBE Rules and current U.S. tax law, and the release in July 2023 of further administrative guidance which contains details of how to calculate tax for the purposes of Pillar Two. Many aspects of Pillar Two have become effective as of January 1, 2024, with other aspects expected to become effective through the course of 2025.

Several aspects of the model GloBE Rules, including whether some or all of the Company’s business and the companies in which the Company invests may fall within the scope of the exclusions therefrom, currently remain unclear or uncertain notwithstanding existing commentary and draft legislation. The U.K. enacted legislation in July 2023 implementing the IIR via a “multinational top-up tax” (“MTT”) (alongside a U.K. domestic top-up tax) that applies to multinational enterprises for accounting periods beginning on or after December 31, 2023. Finance Act 2024 enacts certain amendments to the IIR which was previously enacted in the MTT legislation. The amendments have restrospective effect for accounting periods beginning on or after December 31, 2023. On November 29, 2023 a Finance Bill proposed new provisions relating to the U.K.’s implementation of a UTPR rule for accounting periods beginning on or after December 31, 2024. The UTPR rule is expected to be introduced by a later Finance Bill, although the effective date will remain the same.

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

The timing, scope, and implementation of any of the potential Pillar One and Pillar Two provisions into the domestic law of relevant countries, including the U.S. based on a January 20, 2025 presidential memorandum, remains subject to significant uncertainty, and the content of existing and future OECD guidance (and its consistency with current international tax principles or with implementing legislation of relevant countries) also remains uncertain. Depending on how the model GloBE Rules are implemented or clarified by additional commentary or guidance in the future, they may result in material additional tax being payable by the Company’s business and the businesses of the companies in which the Company invests. The ultimate implementation of the BEPS project may also increase the complexity and the burden and costs of compliance and advice relating to the Company’s ability to efficiently fund, hold and realize investments, and could necessitate or increase the probability of some restructuring of the Company’s group or business operations. The implementation of the BEPS project may also lead to additional complexity in evaluating the tax implications of ongoing investments and restructuring transactions within the Company’s business.

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

The Company is involved in a number of legal, regulatory, tax, and arbitration proceedings including claims by and against it as well as injunctions by third parties arising out of the ordinary course of its business or its other business activities and is subject to investigations and compliance inquiries related to its ongoing operations. It is difficult to estimate accurately the outcome of any proceeding. As such, the amounts of the Company’s provision for litigation risks could vary significantly from the amounts the Company may be asked to pay or ultimately pay in any such proceeding. In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require the Company to pay substantial monetary damages or penalties and/or incur costs that may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant lottery license or authorization and thereby have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company is subject to physical risks relating to climate change and transitional risks relating to governmental and societal responses to climate change.

The Company, as well as our customers, suppliers, and partners, is subject to physical and transitional risks relating to climate change. Physical risks to our operations, and those of our affiliates, include increasingly severe and frequent weather-related events and natural disasters, such as hurricanes, floods, drought, wildfires, and stresses on the water supply. The occurrence of one or more of these events could disrupt our properties, supply chain, and operations, and the Company’s suppliers, partners, and customers could pass along any increased costs to us, experience an interruption in their dealings with us, or experience decreased demand for our products and services. These risks could increase the Company’s operating costs (including the cost of our electricity and energy use) and compliance costs, impacting our ability to produce and market our products and the ultimate demand for our products and services.

Transitional risks arise from regulatory changes and societal shifts by governmental authorities, non-governmental organizations, customers, investors, employees, and other stakeholders, who are increasingly sensitive to ESG matters, including climate change. The effects could include, for example, a global transition away from fossil fuels that may result in increased energy prices; shifting customer preferences; stakeholder pressure to decarbonize assets; or new legal or regulatory requirements that result in new or expanded carbon pricing, taxes, restrictions on greenhouse gas emissions, and increased greenhouse gas disclosure and transparency. Regulatory changes or shifts in consumer preferences could restrict our ability to manufacture certain products or require us to find alternatives for the manufacture of certain products. In addition, governments and the public increasingly expect companies like us to report on our business practices with respect to sustainability and environmental impact, among other ESG-related topics. For example, the E.U. recently adopted the Corporate Sustainability Reporting Directive (CSRD) that will impose disclosure of the risks and opportunities arising from social and environmental issues, and on the impact of companies’ activities on people and the environment. Similarly, the State of California recently passed the Climate Corporate Data Accountability Act and the Climate-Related Financial Risk Act that will impose broad climate-related disclosure obligations on companies doing business in California. The U.S. Securities and Exchange Commission (the “SEC”) has adopted a final rule in 2024 requiring certain climate disclosures. This rule is currently stayed pending litigation, and it is uncertain whether or when it may be effective. More recently, the U.S. government has signaled a change in course on climate regulations, including through the issuance of executive orders and the determination to withdraw from the Paris Agreement.on climate change. This focus on ESG matters, and the need to comply with complex and potentially conflicting requirements and expectations in different jurisdictions, may lead to increased costs of compliance as well as new expectations or requirements that could result in increased costs associated with research, development, manufacture, or distribution of our products, and with our and our customers’ operations more generally. Our ability to compete could also be affected by changing customer preferences and requirements, such as growing demand for companies to establish validated sustainability targets or offer more sustainable products. Failure to meet evolving regulatory requirements and stakeholder expectations could also result in litigation or regulatory actions, affecting demand for our products, which may have a material adverse impact on our financial results and longer-term loss of trust, undermining the credibility of the Company.

Operational Risks

The Company depends on its suppliers and faces supply chain risks that could adversely affect its financial results.

The Company purchases most of the parts, components, and subassemblies necessary for its lottery terminals from outside sources primarily located throughout Asia, including China, Taiwan, and Vietnam. The Company then outsources the manufacturing and assembly of certain lottery terminals to third-party vendors. The Company’s operating results could be adversely affected if one or more of its manufacturing and assembly outsourcing vendors fails to meet defined quality standards and production schedules. Disruptions and delays could adversely affect our suppliers’ ability to meet production schedules.

While the Company continues to seek opportunities to diversify its supply chain, the Company has experienced in the past, and may continue to experience, disruptions throughout its supply chain. In particular, the Company could be adversely impacted by a shortage in the supply of electronic components necessary for the manufacture of lottery terminals. These shortages would require the Company to adjust some of its delivery and production schedules, and could cause the Company to be unable to meet demand for its products or to introduce new products on schedule, leading to a reduction in potential sales. The Company cannot provide assurance as to how long any impacts by a shortage in electronic components, or whether it will in the future face shortages of other parts, components or subassemblies necessary for the manufacture of any of its finished products. Furthermore, global supply chain constraints have also generally led to an increase in costs, including supply costs (such as the cost of paper and electronic components), freight costs, energy costs and labor costs, among others. The Company may not be able to pass these increased costs on to customers, which may lead to decreased profit margins. As a result, the Company's results of operations, business, financial condition, or prospects could be adversely affected by these supply chain disruptions, or any future supply chain disruptions.

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

The Company has taken measures to review its operational systems and processes designed to prevent fraudulent activities and remains focused on ensuring its business is conducted at the highest levels of integrity. Nevertheless, potential investigations and other governmental reviews and inspections (including any resulting adverse impact on the perceived integrity and security of the Company’s products and systems) could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

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

The Company's business involves the storage and transmission of confidential business and personal information, including trade secrets, customer information, and other sensitive information, and theft, security breaches, or unauthorized access of a Company system may expose the Company to a risk of loss of, or improper use and disclosure of, such information, which may result in significant litigation expenses, liability exposure, reputational harm, and loss of consumer confidence in the integrity and security of the Company’s products and systems. The Company has developed an information security management system (the “ISMS”) designed to safeguard the confidentiality, integrity, and availability of all physical and electronic information assets and ensure that regulatory, operational, and contractual requirements are fulfilled. Cyberattacks on businesses, including those targeting the gaming industry, are becoming more frequent and increasingly more difficult to anticipate and prevent due to their rapidly evolving nature, and the Company believes that risks and exposures related to cybersecurity will remain high for the foreseeable future. While the Company monitors risks from cybersecurity threats, and has identified, reported, and managed cybersecurity incidents in the past, including the incident disclosed by the Company in November 2024, we are not aware of any cybersecurity incidents occurring during the reporting period that have, to date, materially affected the Company, including its business strategy, results of operations, or financial condition; however, there can be no guarantee that the Company will not experience a material cybersecurity incident in the future.

Within the ISMS, the Company maintains policies, procedures, and controls designed to prevent, detect, and mitigate the potential negative effects of malware attacks, phishing attacks, password attacks, “Man-in-the-Middle” attacks, Denial-of-Service attacks, and other cybersecurity risks. The Company periodically reviews these elements of the ISMS for continued effectiveness, incorporating updates to reflect new business realities and changes to the Company’s risk profile. However, despite these efforts, the Company has experienced cyberattacks in the past and may not be able to prevent or detect every cyberattack or incident or reduce the negative effects they may cause.

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

The Company’s success depends on its ability to avoid, detect, replicate, and correct software and hardware defects and fraudulent manipulation of its products and internal information technology systems and applications. The Company incorporates security features into the design of its products which are designed to prevent its customers and players from being defrauded. The Company also monitors its internal and external software and hardware in an effort to avoid, detect and correct any technical errors or vulnerabilities. However, there can be no guarantee that the Company’s security features or technical efforts will continue to be effective in the future.

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

The Company reviews its long-lived and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. The Company tests goodwill and other indefinite-lived intangible assets for impairment at least annually. Factors that may indicate a change in circumstances, such that the carrying value of the Company’s goodwill, amortizable intangible assets, or other non-amortizing assets may not be recoverable, include a decline in the Company’s stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in industry segments in which the Company participates. The Company may be required to record a significant charge in its Consolidated Financial Statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect the Company’s results of operations. While during the year ended December 31, 2024, the Company did not identify any events or circumstances that would indicate that it is more likely than not that the fair value was less than its carrying amount, the Company cannot provide assurance that future changes will not require additional material impairment charges in the future.

The establishment and utilization of alternative reference rates may increase the amount of interest the Company pays with respect to floating rate indebtedness denominated in U.S. dollars.

As of December 31, 2024, $343 million of the Company’s outstanding indebtedness had an interest rate which was calculated with reference to the Secured Overnight Financing Rate (“SOFR”), the principal replacement reference rate for the U.S. dollar London Inter-Bank Offered Rate (“USD LIBOR”). SOFR has a limited history, having been first published in April 2018. There is no assurance that SOFR will perform in the same or similar way as USD LIBOR would have performed, that SOFR will be a suitable replacement for USD LIBOR, or that the replacement of USD LIBOR with SOFR will not increase the amount of interest that the Company pays with respect to floating rate indebtedness denominated in U.S. dollars.

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

Risks related to the Loyalty Voting Structure

The concentrated voting power held by De Agostini, and the Parent’s loyalty voting structure, may limit other shareholders' ability to influence corporate decisions.

At February 20, 2025, De Agostini had an economic interest in the Parent of approximately 42.28% (excluding treasury shares) and, due to its election to exercise the Special Voting Shares associated with its ordinary shares pursuant to the loyalty plan, a voting interest in the Parent of approximately 59.43% of the total voting rights (excluding treasury shares). See “Item 7. Major Shareholders and Related Party Transactions” for additional information. This shareholder may make decisions with which other shareholders may disagree, including, among other things, delaying, discouraging, or preventing a change of control of the Company or a potential merger, consolidation, tender offer, takeover, or other business combination and may also prevent or discourage shareholders’ initiatives aimed at changes in the Parent’s management.

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

Risks related to the Company’s Sale of IGT Gaming

Risks related to the IGT Gaming business.

IGT Gaming, which is classified as discontinued operations, has various risks that could adversely impact its operations and financial performance, including:

•Adverse changes in discretionary consumer spending and behavior, with slower growth or decline in the gaming markets leading to lower revenues;
•Its ability to develop and manage frequent introductions of innovative products and respond to technical changes, including the protection of its intellectual property;
•Lower barriers of entry into the gaming industry and the potential pricing pressures for products and services;
•Investigations by governmental and licensing entities resulting in adverse findings or negative publicity;
•Negative perceptions and publicity surrounding the gaming industry could lead to increased gaming regulation;

•Its ability to attract and retain key personnel;
•Supply chain risk and the potential adverse effect on manufacturing and financial performance; and
•Technology failures and cyberattacks and cybersecurity risks.

If the Company does not complete the sale of IGT Gaming to Apollo Funds, the Company would retain this business and IGT Gaming would be moved out of discontinued operations. Please see the Company’s Annual Report on Form 20-F filed for the fiscal year ended December 31, 2023, filed with the SEC on March 12, 2024, for further disclosure of the risks associated with IGT Gaming.

The Company may not complete the sale of IGT Gaming to Apollo Funds within the time frame anticipated or at all.

As described in “Item 4. B. – Business Overview” and in “Notes to the Consolidated Financial Statements—1. Description of Business and 3. Discontinued Operations and Assets Held for Sale” included in “Item 18. Financial Statements” in this report, in July 2024, the Parent and Everi entered into the Proposed Transaction with the Buyer. Following the closing of the Proposed Transaction, the Combined Company will be privately owned, and the Parent’s shareholders will have no further equity ownership of IGT Gaming, except for De Agostini’s investment referenced within “Management's Discussion and Analysis of Financial Condition and Results of Operations”. The Proposed Transaction will be subject to the satisfaction of a number of customary conditions, including, among others: (i) final approval by Everi’s stockholders, which was received on November 14, 2024; (ii) clearance of U.S. anti-trust review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with the waiting period having expired at 11:59 p.m., Eastern U.S. time, on November 20, 2024; and (iii) receipt of regulatory approvals from gaming regulators in the jurisdictions where the Combined Company will operate. While the Proposed Transaction is expected to be completed by the end of the third quarter of 2025, the failure to satisfy all of the required conditions could delay the completion of the Proposed Transaction or prevent it from occurring at all.

Transactions of this nature are complex, and unanticipated developments or changes, including, among other things, changes in law, the macroeconomic environment, market conditions, including those affecting the financing required for the Proposed Transaction to proceed, regulatory or geopolitical conditions, or natural disasters may affect our ability to complete the Proposed Transaction as currently expected and within the anticipated time frame or at all. Additionally, the Transaction Agreements contain specified termination rights for the Buyer, Everi, and the Parent, as described in Item 10.C Material Contracts.

Any changes to the Proposed Transaction or delay in completing the Proposed Transaction could cause the Company not to realize some or all of the expected benefits or realize them on a different timeline than expected. In addition, the terms and conditions of the required regulatory authorizations and consents that are granted, if any, may impose requirements, limitations, or costs, or may materially delay the completion of the Proposed Transaction. If the completion of the Proposed Transaction is delayed or does not occur, this could adversely affect our financial condition, results of operations, cash flows, ability to pursue alternative transactions, and reputation.

The pendency of the Proposed Transaction could adversely affect our business and operations.

Whether or not the Proposed Transaction is completed, the Company’s business and operations may face material challenges in connection with the Proposed Transaction, including, without limitation:
•the diversion of management’s attention from ongoing business concerns as a result of the devotion of management’s attention to the Proposed Transaction;
•maintaining employee morale and retaining key management and other employees;
•retaining existing business and operational relationships, including with customers, suppliers, employees, and other counterparties, and attracting new business and operational relationships;
•execution and related risks in connection with financing transactions undertaken by the Company in connection with the Proposed Transaction;
•dis-synergy costs, costs of any restructuring transactions (including taxes), and other significant costs and expenses; and
•potential negative reactions from the financial markets if the Company fails to complete the Proposed Transaction as currently expected, within the anticipated time frame or at all.

Any of these factors could adversely affect the Company’s business, financial condition, results of operations, cash flows, and/or the price of our ordinary shares. The Proposed Transaction is expected to close by the end of the third quarter of 2025.

Costs associated with the Proposed Transaction may be higher than anticipated.

We have incurred significant costs to date in connection with the review of strategic alternatives for IGT Gaming, including the Proposed Transaction, and we expect to incur significant additional costs in connection with the Proposed Transaction, including the separation costs, transaction costs, tax liabilities, legal and regulatory fees, and other costs that our management team believes are necessary to execute the Proposed Transaction. Certain of these costs will likely be higher than originally anticipated as a result of the July 2024 entry into the Transaction Agreements, which extended the anticipated timeline to closing and changed the structure of the planned transaction. The incurrence of these costs has impacted our financial condition, results of operations, and cash flows for the third quarter and year-to-date of 2024, and could adversely affect our financial condition, results of operations, and cash flows in future periods in which they are incurred.

There can be no assurance that the market price of the Parent's ordinary shares after the Proposed Transaction will be equal to or greater than the market price before the Proposed Transaction.

There can be no assurance that the market price per share of the Parent’s ordinary shares after the Proposed Transaction will rise or remain constant. If the Company completes the Proposed Transaction and the market price of the Parent’s ordinary shares declines, the percentage decline as an absolute number and as a percentage of the Parent’s overall market capitalization may be greater than would occur in the absence of the Proposed Transaction. In many cases, the market price of a share of such issuer’s common stock following separation, divestiture, or combination transactions are lower than they were before the consummation of such transactions, and the liquidity of the Parent’s ordinary shares could potentially be affected by any decreases in share price and investor sentiment following the consummation of the Proposed Transaction.

If the Proposed Transaction is completed, the Company’s operational and financial profile will change, and it will be a smaller, less diversified business than exists today.

The Proposed Transaction will result in the Company being a smaller, less diversified company with a more limited business that is concentrated in the lottery sector. Of note, the Company’s Global Lottery business following the Proposed Transaction will be significantly more reliant on its facilities management contracts and lottery management agreements in the U.S. and Italy. As a result, the Company may be more vulnerable to changing market conditions, which could have a material adverse effect on its business, financial condition, and results of operations. In addition, the diversification of revenues, costs, and cash flows will diminish, such that the Company’s results of operations, cash flows, working capital, effective tax rate, and financing requirements may be subject to increased volatility and its ability to fund capital expenditures and investments, pay dividends, and service debt may be diminished.

The Proposed Transaction may not achieve the intended benefits and may expose the Company to potential risks and liabilities.

The Parent believes, among other things, that the Proposed Transaction could provide more value to its shareholders than other potential strategic options for IGT Gaming. The Parent may not benefit as expected from the increased focus on its core business and the simpler business model made possible by the Proposed Transaction.

If the Proposed Transaction is completed, there may be changes in our shareholder base, which may cause the price of the Parent’s ordinary shares to fluctuate.

Investors holding the Parent’s ordinary shares may hold such ordinary shares because of a decision to invest in a company that operates in multiple gaming markets with a diversified portfolio. If the Proposed Transaction is completed, shares of the Parent’s ordinary shares will represent an investment in a business concentrated in the lottery sector. These changes may not match some shareholders’ investment strategies, which could cause them to sell their shares of the Parent’s ordinary shares, and excessive selling pressure could cause the market price to decrease prior to and following the consummation of the Proposed Transaction.

De Agostini may have interests in the Proposed Transaction that are different from the interests of the Parent’s other shareholders.

De Agostini, the Parent’s controlling shareholder, has committed to make a minority equity investment in an indirect parent of the Buyer (together with its subsidiaries following the closing of the Proposed Transaction, “Newco”) at the closing of the Proposed Transaction, subject to certain conditions. As a result of this proposed investment in Newco, De Agostini may have interests in the Proposed Transaction that may be different from the interests of the Parent’s other shareholders. As of February 20, 2025, De Agostini had an economic interest in the Parent of approximately 42.28% (excluding treasury shares) and, due to its election to exercise the Special Voting Shares associated with its ordinary shares pursuant to the loyalty plan, a voting interest in the Parent of approximately 59.43% of the total voting rights (excluding treasury shares). As a result of its equity interests in the Parent and its proposed interest in the Combined Company, De Agostini may make decisions with which other shareholders may disagree or seek to influence the Company’s decisions or conduct with respect to the Proposed Transaction.

Item 4.         Information on the Company
A.        History and Development of the Company

International Game Technology PLC was organized in 2014 as a public limited company under the laws of England and Wales. The Parent’s principal office is located at 10 Finsbury Square, Third Floor, London EC2A 1AF, United Kingdom, telephone number +44 (0) 203 866 1240. The Parent’s agent for service in the U.S. is CT Corporation System, 701 S. Carson Street - Suite 200, Carson City, Nevada 89701 (telephone number: +1 518 433 4740). The Company conducts business through various subsidiaries and variable interest entities (see “Item 4. C. – Organizational Structure”), and the Parent is publicly-traded on the NYSE under the symbol “IGT”. In connection with the Proposed Transaction, the Company will rebrand under a new name and stock ticker symbol.
Capital Expenditures and Divestitures
For a description, including the amount invested, of the Company’s principal capital expenditures (including interests in other companies) for the years ended December 31, 2024, 2023, and 2022, see “Item 5. B. Liquidity and Capital Resources—Capital Expenditures.”
For a description of the Company’s principal divestitures for the years ended December 31, 2024, 2023, and 2022, see “Item 5.A. Operating Results.”
On July 26, 2024, the Parent and Spinco, entered into definitive agreements with Everi, Buyer, and Buyer Sub (the “Transaction Agreements”), pursuant to which the Parent will separate all of the assets and substantially all of the liabilities of IGT Gaming from the Global Lottery business such that they are owned and assumed directly or indirectly by Spinco (the “Spinco Business”), and then sell the Spinco Business to Buyer in an all-cash transaction (the “Proposed Transaction”). Refer to the “Separation and Sale of IGT Gaming” below and the “Notes to the Consolidated Financial Statements—3. Discontinued Operations and Assets Held for Sale” for more information. The Company has not made, nor does it have in progress, any other capital expenditures or divestitures that were not in the ordinary course of business.
Separation and Sale of IGT Gaming
As previously disclosed in the Company's 2023 Form 20-F, on February 28, 2024, the Parent entered into definitive agreements (the “February 2024 Agreements”) with Everi, pursuant to which the Parent planned to separate IGT Gaming by way of a taxable spin-off to the Parent’s shareholders and then immediately combine such businesses with Everi. The transaction contemplated by the February 2024 Agreements was expected to close in late 2024 or early 2025.

On July 26, 2024, the Parent and Spinco entered into the Proposed Transaction with Everi, the Buyer and the Buyer Sub that values the acquired businesses at approximately $6.3 billion on a combined basis. Under the terms of the Transaction Agreements, the Parent will receive a purchase price before transaction costs and other customary closing adjustments of $4.05 billion in cash for IGT Gaming. In connection with the entry into the Transaction Agreements, the February 2024 Agreements were terminated. Following closing of the Proposed Transaction, IGT Gaming and Everi will be privately owned companies that are part of one combined enterprise, and the Parent’s shareholders will have no further equity ownership of IGT Gaming, except for De Agostini’s investment referenced below. The Proposed Transaction, which is expected to be completed by the end of the third quarter of 2025, will be subject to the satisfaction of a number of customary closing conditions, including, among others: (i) final approval by Everi’s stockholders, which was received on November 14, 2024; (ii) clearance of U.S. anti-trust review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with the waiting period having expired on November 20, 2024; and (iii) receipt of regulatory approvals from gaming regulators in the jurisdictions where the Combined Company will operate.

De Agostini, the controlling shareholder of the Company, has entered into an agreement with an affiliate of the Buyer, pursuant to which De Agostini will make a minority investment in an indirect parent of the Buyer that will own all of the outstanding units of the Combined Company following the closing of the Proposed Transaction.

Beginning in the third quarter of 2024, we have reflected the financial results of IGT Gaming as discontinued operations in our consolidated statements of operations and reflected the assets and liabilities of IGT Gaming as held for sale in our consolidated balance sheets, for all periods presented. Accordingly, we report our results of continuing operations (i.e., what was formerly the Global Lottery segment) as a pure-play lottery business, representing the services and products we expect to continue to provide upon closing of the Proposed Transaction. Unless otherwise noted, amounts and disclosures included herein relate to our continuing operations.
More Information
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company’s SEC filings can be found there and on the Company’s website: www.igt.com.
B.    Business Overview

The Company is a global leader in the supply of lottery solutions, delivering entertaining and responsible gaming experiences for players worldwide. Leveraging compelling content, continuous investment in innovation, player insights, deep industry expertise, and leading-edge technology, the Company’s lottery solutions deliver gaming experiences that responsibly engage players and drive sustainable growth. The Company has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility.

The Company operates and provides an integrated portfolio of innovative lottery solutions, including lottery management services and instant lottery systems. The Company operates a worldwide land-based lottery and iLottery business, including sales, operations, product development, technology, and support, and is a leading iLottery platform provider globally. IGT Gaming, which is fully included in discontinued operations, provides innovative gaming technology products and services, including gaming systems, electronic gaming machines, iGaming, and sports betting. The Company is supported by central corporate support functions, including finance, people and transformation, legal, marketing and communications, corporate public affairs, and strategy and corporate development.

The Company is headquartered in London, United Kingdom, with principal operating facilities located in Providence, Rhode Island and Rome, Italy. Research and development and product assembly are mostly centralized in North America. The IGT Gaming headquarters in Las Vegas, Nevada and manufacturing facility in Reno, Nevada are included in discontinued operations. The Company had 11,019 employees at December 31, 2024, with 6,025 employees related to continuing operations and 4,994 employees related to discontinued operations.

Products and Services - Continuing Operations

Lottery Business

The lottery business has global scale to complement its geographic and customer diversification, providing B2C and B2B products and services to customers across six continents, supplying a unique set of lottery solutions to nearly 90 customers worldwide, including to 36 of the 48 U.S. lotteries (including the District of Columbia, Puerto Rico, and U.S. Virgin Islands). Lottery customers frequently designate their revenues for particular purposes, such as education, economic development, conservation, transportation, programs for senior citizens and veterans, health care, sports facilities, capital construction projects, cultural activities, tax relief, and others. Many governments have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source of funding for these programs. As of December 31, 2024, we operated under operating contracts or facility management contracts ("FMCs") in 14 jurisdictions, excluding Italy and the U.S.

Land-Based Lottery

Land-based lottery products and services are provided through operating contracts, FMCs, lottery management agreements (“LMAs”), and product sales contracts. In most jurisdictions, lottery authorities award contracts through a competitive bidding process. Typical service contracts range from five (5) to ten (10) years in duration, often with multiple multi-year extension options. After the expiration of the initial or extended contract term, a lottery authority generally may either seek to negotiate further extensions or commence a new competitive bidding process. From time to time, there are challenges or other proceedings relating to the awarding of the lottery contracts. Upon being awarded a contract, certain customers may require the Company to pay an upfront fee for the right to exclusively manage their lottery.

The Company designs, sells, leases, and operates a complete suite of point-of-sale machines that are electronically linked with a centralized transaction processing system that reconciles lottery funds between the retailer and the lottery authority. The Company provides and operates highly secure, lottery transaction processing systems that are capable of processing a significant number of transactions per minute. The Company deploys more than 400,000 point-of-sale devices to lottery customers and lotteries that it supports worldwide. The Company also produces high-quality instant ticket games and provides printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services.

The Company has developed and continues to develop new lottery games and installs a range of new lottery distribution devices, all of which are designed to drive responsible same-store sales growth for its customers.

In connection with its delivery of lottery services, the Company actively advises its customers on growth strategies. Depending on the type of contract and the jurisdiction, the Company also provides marketing services, including retail optimization and lottery brand awareness campaigns. The Company works closely with its lottery customers and retailers to help retailers sell lottery games more effectively. These programs include product merchandising and display recommendations, a selection of appropriate lottery product mix for each location, and account reviews to plan lottery sales growth strategies. The Company leverages years of experience accumulated from being the exclusive licensee for the Italian Gioco del Lotto lottery and the Italian Scratch & Win (Gratta e Vinci) instant ticket lottery, two of the world’s largest lotteries. This lottery B2C expertise in Italy, which includes management of all the activities along the lottery value chain, allows the Company to better serve B2B customers.

Instant Tickets

For instant ticket lotteries in Italy, instant tickets are available for sale at approximately 51,000 points of sale. As of December 31, 2024, the Company has provided instant ticket printing products and services to 31 customers in North America and 30 customers in international jurisdictions and has secured over 60 instant ticket service contracts. In recent years, the Company has also developed Infinity Instants™, a revolutionary digital instant ticket printing technology that offers a wide portfolio of unique content, producing more than 60 Infinity Instants™ games since 2022. These achievements highlight the Company’s ability to deliver innovative solutions and exceptional services across diverse geographic regions as a leading provider of high-quality printing services, which include instant ticket marketing plans and graphic design, programming, packaging, shipping and delivery services.

iLottery

The Company provides a complete suite of iLottery solutions and services and is a leading iLottery platform provider globally. The Company currently holds 12 iLottery platform contracts worldwide and provides e-Instant content to 14 customers. This, coupled with its professional expertise, allows lotteries to fully engage their players on any digital channel in regulated markets. Existing lottery game portfolios are extended to the digital channel to provide a spectrum of engaging content such as e-Instant tickets.

Customer Contracts

The Company operates in the highly regulated global lottery market, with a customer base of public and private entities that are secured on a contractual basis. With an established industry position, particularly in the land-based lottery space, the Company’s competitor base remains largely static year-to-year.

Lottery services are provided through operator contracts, LMAs, FMCs and product sales contracts. The Company has also entered into certain material customer contracts, including the Italian Gioco del Lotto license (“Italian Lotto”) and the Italian Scratch and Win (Gratta e Vinci) lottery license.

Operating and Facilities Management Contracts

The majority of the Company’s revenue in the Lottery business comes from operating contracts and FMCs.

Since 1998, and for a term expiring in 2025, the Company has been the exclusive licensee for the Italian Lotto (management of operations commenced in 1994). Beginning in November of 2016, the Company’s exclusive license for the Italian Lotto includes purely financial partners as part of a joint venture. Lottoitalia s.r.l. (“Lottoitalia”), a joint venture company among IGT Lottery S.p.A., Italian Gaming Holding a.s., Arianna 2001 (an entity associated with the Federation of Italian Tobacconists), and Novomatic Italia, is the exclusive manager of the Italian Lotto game pursuant to the Italian Lotto license. Lottoitalia is 61.5% owned by IGT Lottery S.p.A. The Company, through Lottoitalia, manages the activities along the lottery value chain, such as creating games, determining payouts, collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials including play slips, tickets and receipts, and marketing and point-of-sale materials for the game. On January 10, 2025, the ADM launched the tender for the Gioco del Lotto game license. The Company has continued to retain the Italian Lotto license through multiple rebid cycles over the past 26 years, and intends to submit a competitive bid for the new license.

Since 2004, and for a term expiring in 2028, the Company also has been the exclusive licensee for the Scratch and Win (Gratta e Vinci) instant ticket lottery through Lotterie Nazionali S.r.l., a joint venture 64.0% owned by the Parent’s subsidiary IGT Lottery S.p.A., with the remainder directly and indirectly owned by Scientific Games Corporation and Arianna 2001. As of December 31, 2024, the revenue weighted-average remaining term of the Company’s existing Italian licenses was 2.4 years.

The Company’s FMCs typically require the Company to design, install, and operate the lottery system and retail terminal network for an initial term, which is typically five (5) to ten (10) years. The Company’s FMCs are granted on an exclusive basis and usually contain extension options under the same or similar terms and conditions, generally ranging from one (1) to five (5) years. Under a typical FMC, the Company maintains ownership of the technology and equipment, and is responsible for capital investments throughout the duration of the contract, although the investments are generally concentrated during the early years, while the lottery authority maintains, in most instances, responsibility for the overall lottery operations. The Company provides a wide range of services to lottery customers related to the technology, equipment, and facilities such as hosting, maintenance, marketing, and other support services. The Company generally provides its lottery customers retailer terminal and communication network equipment through operating leases. In return, the Company typically receives fees based upon a percentage of the sales of all lottery tickets, including draw-based or instant ticket games, though under certain of its agreements, the Company may receive fixed fees for certain goods or services. In limited instances, the Company provides instant tickets and lottery systems and services under the same FMC. As of December 31, 2024, the Company’s largest FMCs by annual service revenue were Texas, California, New York, Georgia, and Florida, and the revenue weighted-average remaining term of the Company’s existing FMCs was 5.9 years (8.0 years including available extensions). For existing U.S. FMCs alone, the Company’s revenue weighted-average remaining term was 6.1 years (8.1 years including available extensions) as of December 31, 2024. Also, as of February 20, 2025, the Company operated under operating contracts or FMCs in 14 jurisdictions outside of Italy and the U.S.

Operating contracts and FMCs often require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. The Company’s revenues from operating contracts and FMCs are generally service fees paid to the Company directly by the lottery authority based on a percentage of such lottery’s wagers or ticket sales. The Company categorizes revenue from operating contracts and FMCs as service revenue from “Operating and facilities management contracts, net” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

Another form of operating contract is an LMA. Under an LMA, the Company manages, within parameters determined by the lottery customer, the core lottery functions, including the lottery systems and the majority of the day-to-day activities along the lottery value chain. This includes collecting wagers, managing accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the games. LMAs also include a separate FMC, pursuant to which the Company leases certain hardware and equipment, and provides access to software and support services. The Company provides lottery management services in New Jersey as part of a joint venture where the Company manages a wide range of the lottery’s day-to-day operations as well as provides marketing and sales services under a license valid through June 2029, and in Indiana through a wholly-owned subsidiary of the Parent under a license valid through June 2031. The Company’s revenues from LMAs include potential incentives or penalties based on achievement of or failure to achieve contractual metrics, respectively, and, with respect to the supply agreements, are based generally on a percentage of wagers. The Company categorizes revenue from

LMAs as service revenue from “Operating and facilities management contracts, net” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

Instant Ticket Services Contracts

As an end-to-end provider of instant tickets and related services, the Company produces high-quality instant ticket games and provides ancillary services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services. Instant tickets are sold at numerous types of retail outlets but most successfully in grocery and convenience stores.

Instant ticket services contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis. Government-sponsored lotteries grant printing contracts on both an exclusive and non-exclusive basis where there is typically one primary vendor and one or more secondary vendors. A primary contract permits the vendor supply of the lottery’s ticket printing needs and includes the complete production process from concept development through production and shipment. It also typically includes marketing and research support. A primary printing contract can include any or all of the following services: warehousing, distribution, telemarketing, and sales/field support. A secondary printing contract includes providing backup printing services and alternate product sources.

As of February 20, 2025, the Company provided instant ticket printing products and services to 31 customers in North America and 30 customers in international jurisdictions. The instant ticket production business is highly competitive and subject to strong, price-based competition. The Company categorizes revenue from instant ticket printing contracts that are not part of an operator or LMA contract as product sales from “Product sales” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

Product Sales and Services Contracts

Under product sales and services contracts, the Company assembles, sells, delivers, and installs turnkey lottery systems or lottery equipment, provides related services, and licenses related software. The lottery authority maintains, in most instances, responsibility for lottery operations. The Company sells additional machines and central computers to expand existing systems or replace existing equipment and provides ancillary maintenance and support services related to the systems, equipment sold, and software licensed. The Company categorizes revenue from product sales and services contracts on a case-by-case basis as either service revenue or product sales from “Systems, software, and other” or “Product sales” respectively, as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

Commercial Services Contracts

The Company develops innovative technology and offers commercial and payment services over a standalone network. Leveraging its distribution network and secure transaction processing experience, the Company offers high-volume processing of commercial and payment transactions including: prepaid cellular telephone recharges, bill payments, e-vouchers, electronic tax payments, stamp duty services and prepaid card recharges. These services are primarily offered outside of North America and were substantially reduced by the sale of the Italian commercial services business on September 14, 2022, as further described in “Notes to the Consolidated Financial Statements—3. Discontinued Operations and Assets Held for Sale” included in “Item 18. Financial Statements”. The Company categorizes revenue from commercial services as service revenue from “Systems, software, and other” as described in “Notes to the Consolidated Financial Statements—4. Revenue Recognition” included in “Item 18. Financial Statements.”

Products and Services - Discontinued Operations

IGT Gaming
IGT Gaming has full responsibility for the worldwide land-based gaming business, iGaming business, and sports betting business, including sales, product management, studios, global manufacturing, operations, technology, and support.
IGT Gaming designs, develops, assembles or orders the assembly of, and provides cabinets, games, systems, and software for customers in regulated gaming markets throughout the world under fixed fee, participation and product sales contracts. As of December 31, 2024, IGT Gaming holds more than 525 global gaming licenses and primarily does business with commercial casino operators, tribal casino operators, and governmental organizations (primarily consisting of lottery operators). Additionally, IGT Gaming provides digital gaming products, enabling game play for real money wagers via applications on mobile devices and internet websites, and provides sports betting technology and management services to licensed sports betting operators. IGT Gaming’s principal products and services include: (i) gaming machines and game content, including core products, video poker, and video lottery terminals (“VLTs”); (ii) gaming management systems; (iii) digital gaming; and (iv) sports betting technology and management services.

Revenue - Continuing Operations

Revenues from continuing operations for the year ended December 31, are as follows:
For a further description of the principal services and products the Company provides, including a breakdown of the Company’s revenues by geographic market, see “Item 5. Operating and Financial Review and Prospects” and “Notes to the Consolidated Financial Statements—3. Discontinued Operations and Assets Held for Sale, 4. Revenue Recognition, and 23. Segment Information” included in “Item 18. Financial Statements”.

Seasonality

The Company generally experiences seasonality based on when contracts with customers are executed or extensions are negotiated and seasonal patterns in consumer demand impacting wagers. This seasonality is reflected, to a greater extent, in revenues from LMAs which include potential incentives or penalties based on achievement of or failure to achieve contractual metrics over the contract year due to the fact that these LMA incentives are estimated and accrued over the lotteries fiscal year. Lottery consumption may increase in December and around the holidays but decrease over the summer months due to the tendency of consumers to be on vacation during that time. Seasonal gaming trends generally show higher play levels in the spring and summer months and lower levels in the fall and winter months.
Source of Materials
The Company uses a variety of raw materials across its business. Metals, woods, plastics, glass, electronic components, and LCD screens are frequently used during the manufacturing of lottery terminals. The instant ticket printing facility consumes significant quantities of paper, toner, and ink throughout production. When ultimately delivering these goods to customers, the packaging process employs large amounts of paper, including cardboard. The Company generally has global material suppliers and uses multi-sourcing practices to promote component and raw material availability, quality assurance, and cost consciousness.

Product Development

The Company devotes resources to research and development of lottery products and services and incurred $45 million, $37 million, and $45 million of related expenses, excluding amortization of capitalized software, in 2024, 2023, and 2022, respectively. In addition to expensed R&D, a portion of the investment in R&D has been capitalized and recorded as Systems, equipment and other assets related to contracts, net or Intangible assets, net - Computer software, which is amortized to cost of services. The Company’s research and development efforts cover multiple creative and engineering disciplines for its business, including innovative retail solutions, hardware and software, creative lottery games and game content, and instant ticket printing technology and design. These products are created primarily by employee designers, engineers, and artists, as well as third-party content creators.

Product assembly operations primarily involve the configuration and assembly of electronic components, cables, harnesses, video monitors, and prefabricated parts purchased from outside sources.

Intellectual Property

The Company maintains a significant intellectual property portfolio comprised of patents, trademarks, copyrights, and other licensed rights, and the Company’s business depends in part on its ability to protect and enforce its intellectual property rights. The Company routinely obtains, retains, and expands licenses for popular intellectual property, such as Ghostbusters® and the retention of licensing rights to the Wheel of Fortune® franchise for continued lottery use as part of the Proposed Transaction. As of December 31, 2024, the Company held more than 400 patent applications and granted patents and more than 1,400 trademarks filed and registered worldwide.
The Company relies on trade secret protection, believing that its technical “know-how” and the creative skills of its personnel are of substantial importance to its success. Most of the Company’s products, such as its proprietary Cash Pop™ game, are marketed under trademarks and copyrights that provide product recognition and promote widespread acceptance. The Company seeks protection for its copyrights and trademarks in the U.S. and various foreign countries, where applicable, and uses intellectual property assets offensively and defensively to protect its innovation. The Company also has a program where it licenses its patents to others under terms designed to promote standardization in the lottery industry.

Software Development

The Company has developed software for use in the management of a range of lottery functions and products, including leveraging integration with third-party software components. Software developed by the Company is used in a variety of applications including: (i) in centralized systems for the management of lotteries and other commercial services; (ii) to enhance lottery functions connected to services provided through websites and mobile applications; and (iii) in a variety of back-office functions. Software developed by the Company is also used in machines for the management of lotteries.
Regulatory Framework
The lottery industry is subject to extensive and evolving governmental regulation in the U.S. and other jurisdictions.
A comprehensive network of internal and external resources and controls is required to achieve compliance with the broad governmental oversight of the Company’s business. The Company maintains a robust enterprise compliance program designed to ensure compliance with applicable requirements imposed in connection with its lottery activities, as well as legal requirements generally applicable to publicly traded companies in the U.S. The Company employs approximately 160 individuals to support global compliance, which is directed on a day-to-day basis by a senior executive. This includes approximately 90 employees within IGT Gaming, which is currently held for sale. The Company’s Legal department, in addition to outside experts, provide legal advice and support on compliance matters, as may be deemed necessary. The Global Compliance Governance Committee, comprised of employee and non-employee directors and a non-employee gaming law expert, oversees the enterprise compliance program under the supervision of the Board. Through these efforts, the Company seeks to assure both regulators and investors that its operations maintain the highest levels of integrity.
U.S. Lottery Regulations
Lotteries in the U.S. are regulated by state or other applicable law. There are currently 48 U.S. jurisdictions (including the District of Columbia, Puerto Rico, and the U.S. Virgin Islands) that authorize the operation of lotteries. Additionally, a few state lotteries offer internet instant ticket game sales to in-state lottery customers and several states allow subscription sales of draw games over the internet. The ongoing operations of lotteries and lottery operators are typically subject to extensive and broad regulation, which vary state-by-state. The awarding of lottery contracts and ongoing operations of lotteries in international jurisdictions are also extensively regulated, although international regulations typically vary from those prevailing in the U.S.
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

Italian Lottery Regulations

The Company is subject to regulatory oversight by the ADM in Italy. As of December 31, 2024, the Company held licenses for: (i) the operation of the Italian Gioco del Lotto lottery; and (ii) the operation of the Italian Scratch and Win (Gratta e Vinci) instant ticket lottery. On January 10, 2025, the ADM launched the tender for the Gioco del Lotto game license. The Company has continued to retain the Italian Lotto license through multiple rebid cycles over the past 26 years, and intends to submit a competitive bid for the new license.

Gaming in Italy is an activity reserved to the State and the Italian gaming sector’s regulations are subject to continuous changes. Any game that is carried out without proper authorization is illegal and subject to criminal penalties. Italian law grants the Ministry of Economy and Finance, through ADM, the power to introduce games and to manage gaming and betting activities directly or by granting licenses to qualified operators selected by means of public tenders as further explained below. The process of creating and granting gaming and betting licenses in Italy is heavily regulated.

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
IGT Gaming - Discontinued Operations

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

Sustainability

As a global leader in the heavily regulated lottery industry, IGT has operations across a broad spectrum of regions and cultures. The Company is committed to growing its business responsibly by implementing a structured and dedicated governance framework, which includes high standards of ESG practices.

The Nominating and Corporate Governance Committee (the “NCGC”) is responsible for overseeing the Company’s strategy on sustainability, monitoring implementation of the Company’s sustainability program, and reviewing the Company’s public disclosures regarding ESG matters (including the annual Sustainability Report and the Modern Slavery Statement). In conjunction with the Compensation Committee, the NCGC oversees engagement with investors/shareholders and proxy advisory firms on ESG matters, and shares with the Audit Committee responsibilities over relevant aspects of the Company’s climate-related reporting obligations. The most significant ESG-related updates are typically reported by the NCGC to the Board. Marco Sala serves as Executive Chair of the Board with specific responsibilities in addressing corporate governance, sustainability initiatives (including climate-related and environmental matters), and providing strategic guidance.

IGT seeks to serve the global lottery market with the utmost integrity and in accordance with disciplined ethical principles, by keeping sustainability and good corporate citizenship at the core of this ethos. The Sustainability Steering Committee (“SSC”), chaired by the Senior Vice President, Marketing, Communications and Sustainability (a direct report to the Company’s CEO) and comprised of IGT senior management and members of the Global Sustainability team, supports programs and initiatives that contribute to IGT’s sustainability strategy. The SSC cultivates a long-term vision and related objectives on sustainability, fosters a consistent sustainability approach across all regions and businesses, and increases communication on sustainability by sharing best practices at global and local levels. Responsible and sustainable practices encompass a broad spectrum of corporate sustainability initiatives, including energy use, environmental and human rights issues, together with policies and strategic initiatives, such as its Sustainability Policy, Responsible Gaming Policy, Human Rights Policy, Environmental Policy, Diversity, Equity and Inclusion Global Policy, Board Diversity Policy, Sustainable Procurement Policy and Community Giving & Engagement Policy.

In order to achieve these objectives, the SSC has developed the IGT Sustainability Plan to align the Company’s sustainability pillars with business priorities, under the theme of “Inspiring Global Transformation.” This plan, approved by the SSC in July 2022, aims at further integrating sustainability along the entire value chain and improving ESG impact in daily operations, including the identification of a comprehensive set of targets and actions to lead IGT in achieving its priorities and ambitions.

In 2023, IGT launched Sustainable PlayTM, the program that represents IGT’s commitment to leading the lottery and gaming industries in global sustainability by aligning its sustainability plan and strategy and celebrating the Company’s dedication to its people and the planet. The IGT Global Sustainability Policy outlines goals and objectives in relation to ESG practices and defines the framework for sustainability at IGT. The Global Sustainability Policy provides a governing platform for the Company’s sustainability work in all key areas of business activity, including provision of services, work with suppliers, employee interactions, and industry-affecting activities.

The IGT Global Sustainability team leads project planning for the IGT Sustainability Plan, including the coordination of sustainability working groups, data collection, and reporting systems to fulfill criteria of ESG questionnaires. The Global Sustainability team also leads the development of a global community engagement strategy, the establishment of partnerships with non-profit associations, and the implementation of global responsible gaming initiatives consistent with industry standards. At the operating level, several working groups with employees from several departments are responsible for analyzing sustainability initiatives and defining an action plan.

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

The Company’s global sustainability strategy is centered on four (4) pillars:

Valuing and Protecting Our People - The organizational climate of a business reflects how employees at all levels perceive the workplace environment. Many factors can contribute to an employee’s perception, and the Company strives to develop initiatives and programs that support a positive organizational climate in which all of our employees can feel valued, protected, and supported in their daily work life.

IGT’s people strategy, which among others includes commitments to sustainability, belonging, and ethical operations, has been recognized by the 2023 Top Employer Certification for IGT operations in Canada, Italy, and the U.S. in 2023 and 2024. IGT has an ongoing and comprehensive listening strategy in place to "check in" with employees throughout their IGT journey including as candidates, their on-boarding experience, and if and when they exit the organization. The anonymous survey YourIGT, is available 24/7 for employees to provide on-going feedback. To complement this listening strategy, IGT established the Employee Advisory Committee. This is a nomination driven committee that advises the Senior Vice President, People & Transformation in their capacity as chief human resources officer and is renewed every year.

IGT demonstrates not only that initiatives are in place, but that employees are engaged to create a working environment where professional growth, inclusion and communication are paramount.

Advancing Responsibility - The Company maintains certifications in responsible gaming by the World Lottery Association and the National Council on Problem Gambling. In 2024, IGT was recertified to the World Lottery Association's CSR Standards for Associate Members and Responsible Gaming Framework for an additional three years. Further bolstering its credibility in responsible gaming, IGT became the first supplier to receive iCAP Ready certification for its responsible gaming efforts in iLottery. The Company incorporates responsible gaming capabilities and features into its suite of products, and IGT partners with customers to help achieve their responsible gaming goals. IGT’s commitment to responsible gaming starts with its own people and is woven into the fabric of product development, services, programs, and policies. IGT has adopted a positive play approach that encourages all users to apply healthy play behaviors to their game play. IGT believes that it is incumbent upon all stakeholders in the gaming industry to take a proactive approach to problem and underage gambling.

IGT trains employees, at all levels and responsibilities, to support and promote responsible gaming in their daily activities, with additional in-depth courses for employees in specific roles, such as game designers and contact center associates. IGT’s products, games, systems, and portals include advanced responsible gaming tools that help safeguard players’ interests and address regulators’ concerns. IGT maintains close relationships with customers, regulators, and researchers to further its support of player protection.

Supporting Our Communities - The Company supports local communities through corporate initiatives and employee-driven programs. The flagship After School Advantage Program (the ASA Program), for example, was launched in 1999 with the goal of bringing technology and skill development in STEAM (Science, Technology, Engineering, Arts, and Mathematics) education to youth. Over the life of the ASA Program, the Company has placed over 370 digital learning centers. This aligns with IGT Sustainability Plan goals: (i) Engage with community partners to facilitate opportunities for support, learning, and growth; and (ii) Develop educational programs and digital learning centers to encourage skill development and create a sustainable workforce for the future. The Company supports communities financially through various charitable endeavors, and the giving program is aligned with the Company’s SDGs. Employee programs support the unique passions of employees and promote volunteerism. IGT maintains a formal Global Community Giving & Engagement Policy designed to educate and inform all relevant stakeholders about how the Company strives to create opportunities within local communities.

Fostering Sustainable Operations - The Company aims to serve the global market with the highest standards of ethics and integrity. A key part of IGT’s commitment is the continuous integration of sustainability into its decision-making processes to enhance ESG performance.

In 2021, IGT pledged to set science-based targets to reduce GHG emissions according to scientific evidence by signing the Science Based Targets initiative (SBTi) commitment letter. In 2022, IGT completed its first Scope 3 emissions inventory and submitted near-term and long-term science-based targets for SBTi validation.

Specifically, IGT commitments include:
•reducing combined Scope 1 and Scope 2 emissions by 50% by 2030 compared to 2019 (near-term target);
•reducing Scope 3 emissions by 30% by 2030 compared to 2019 (near-term target);
•reducing both Scope 1, Scope 2, and Scope 3 emissions by 90% by 2050 compared to 2019 (long-term targets);
•reaching Net-Zero emissions by 2050, offsetting the residual 10% of emissions.

These ambitious targets have been validated by the SBTi in August 2023. IGT is actively pursuing its Decarbonization Pathway by implementing several workstreams across its value chain and operations in order to meet the targets and contribute to the fight against climate change by reducing its greenhouse gas emissions.

IGT continued the distribution of the Environmental, Social and Governance Supplier Qualification Questionnaire in 2024, an annual exercise designed to measure the ESG performance of Suppliers and track their progress towards compliance of the Supplier Code of Conduct. Topics covered include Business Ethics, Social & Inclusive Supply Chain, Environmental Management, Human Rights, Health and Safety and Conflict Minerals aligned to the aforementioned Supplier Code of Conduct.

IGT’s sustainability efforts are also routinely evaluated by ESG rating agencies. In 2024, IGT received a Management level (B) score from the CDP – formerly known as the Carbon Disclosure Project – recognizing the Company for taking coordinated actions on climate issues. In the same year, the Company received a gold medal in sustainability rating from EcoVadis, positioning IGT among the top 5% of global companies for sustainable practices. EcoVadis assesses companies using 21 sustainability criteria within the categories of environment, labor and human rights, ethics, and sustainable procurement. In December 2024, IGT achieved a score of 62, an 8 point increase from prior year, from the S&P Corporate Sustainability Assessment, one of the foremost global sustainability benchmarks. Based on this assessment, IGT was included in the 2025 S&P Sustainability Yearbook, which distinguishes companies within their industries that have demonstrated strengths in corporate sustainability. As of 2024, IGT confirmed the prior year MSCI ESG rating of AAA.

C.        Organizational Structure

A listing of the Parent’s directly and indirectly owned subsidiaries at February 20, 2025 is set forth in Exhibit 8.1 to this annual report on Form 20-F. At February 20, 2025, De Agostini had an economic interest in the Parent of approximately 42.28% (excluding treasury shares) and, due to its election to exercise the Special Voting Shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest in the Parent of approximately 59.43% of the total voting rights (excluding treasury shares). See “Item 7. Major Shareholders and Related Party Transactions.
The following is a diagram of the Parent and certain of its subsidiaries and associated companies at February 20, 2025. Those entities highlighted are reflective of the organizational structure of the continuing business following the closing of the Proposed Transaction:
In connection with the Proposed Transaction, the Company will rebrand under a new name and stock ticker symbol.

D.        Property, Plants and Equipment
Continuing Operations
The Parent’s principal office is located at 10 Finsbury Square, Third Floor, London EC2A 1AF United Kingdom, telephone number +44 (0) 203 866 1240. As of February 20, 2025, the Company leased approximately: (i) 100 properties in the U.S. under approximately 110 leases; and (ii) 60 properties outside of the U.S. under approximately 80 leases. Certain properties leased by the Company are subject to multiple leases (e.g., buildings where each floor leased by the Company is under a separate lease). As of February 20, 2025, the Company owned a number of facilities and properties, including an approximately 13,050 square foot enterprise data center in West Greenwich, Rhode Island.
The following table shows the Company’s material properties at February 20, 2025:
U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status
4000 South Frontage Road, Suite 101 Lakeland, FL	174,720	Printing Plant: Printing facility; Storage and Distribution; Office	100%	Leased
55 Technology Way, West Greenwich, RI	170,000	Office; Research and Testing; Storage and Distribution	100%	Leased
10 Memorial Boulevard, Providence, RI	124,769	Administrative functional office; Lottery regional HQ	80%	Leased
8520 Tuscany Way, Bldg. 6, Suite 100, Austin, TX	81,933	Texas Warehouse and National Response Center: Contact Center; Storage and Distribution; Office	95%	Leased
8200 Cameron Road, Suite E120, Austin, TX	41,705	Data Center of the Americas: Data Center; Network Operations; Office	80%	Leased
5300 Riata Park Court, Bldg. E, Suite 100, Austin, TX	26,759	Austin Tech Campus: Research and Test; Office	80%	Leased
47 Technology Way, West Greenwich, RI	13,050	Enterprise Data Center: Data Center; Network Operations	100%	Owned
Non-U.S. Properties

Location	Square Feet	Use and Productive Capacity	Extent of Utilization	Holding Status
Viale del Campo Boario 56/D 00154 Roma, Italy	174,526	Principal Operating Facility in Italy; Office; Italy Data Center: Data Center; Network Operations	100%	Leased
Via delle Monachelle S.N.C. Pomezia, Rome, Italy	129,510	Instant Ticket Warehouse; Instant Ticket Distribution	100%	Leased
Al. Jerozolimskie, 92 Brama Building, Warsaw, Poland	48,265	Global Tech Hub; Office; Research and Test	95%	Leased
10 Finsbury Square, 3rd Floor London EC2A 1AD, United Kingdom(1)	17,340	Registered Global Headquarters of the Parent; Global Management HQ	100%	Leased
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

Discontinued Operations

Properties utilized by IGT Gaming are included in discontinued operations and are not included in the above reporting.

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

The following discussion includes information for the fiscal years ended December 31, 2024 and 2023. For a discussion and analysis of IGT’s consolidated operating results and non-operating results for the year ended December 31, 2023, compared to the year ended December 31, 2022, please refer to the disclosure under “Item 5. Operating and Financial Review and Prospects - A. Operating Results” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 12, 2024 (the “2023 Form 20-F”), which includes Operating Results presented on a consolidated basis and by business segment. Results of operations presented for 2023 compared to 2022 with respect to our Global Lottery segment correspond and may be compared to our continuing operations presented in this Item 5. Results of operations presented for 2023 compared to 2022 with respect to our Global Gaming and PlayDigital segments correspond to discontinued operations presented in this Item 5.

A.    Operating Results

Business Overview

IGT is a global leader in the supply of lottery solutions, delivering entertaining and responsible gaming experiences for players worldwide. Leveraging compelling content, continuous investment in innovation, player insights, deep industry expertise and leading‑edge technology, the Company’s lottery solutions deliver gaming experiences that responsibly engage players and drive sustainable growth. IGT has a well‑established local presence and relationships with governments and regulators around the world, and creates value by adhering to the highest standards of service, integrity and responsibility. The business is supported by central support functions including finance, people and transformation, legal, marketing and communications, corporate public affairs, and strategy and corporate development.
The Company operates and provides an integrated portfolio of innovative lottery solutions, including lottery management services and instant lottery systems. The Company operates a worldwide land-based lottery and iLottery business, including sales, operations, product development, technology, and support, and is a leading iLottery platform provider globally.
The former Gaming & Digital segment, also referred to as IGT Gaming, was classified as discontinued operations as of July 26, 2024 and accordingly, we report our results of continuing operations (i.e. what was formerly the Global Lottery segment) as a pure-play lottery business, representing the services and products we expect to continue to provide after the closing of the Proposed Transaction. Unless otherwise noted, the information and amounts provided in this “Management’s Discussion and Analysis” relate to our continuing operations.
Divestitures

On September 14, 2022, the Company completed the sale of 100% of the share capital of Lis Holding S.p.A., a wholly owned subsidiary of IGT Lottery S.p.A. that conducted the Company’s Italian commercial services business, to PostePay S.p.A. – Patrimonio Destinato IMEL for a purchase price of €700 million. The net consideration received of €479 million resulted in a pre-tax gain on sale of $278 million, ($276 million net of tax). The business was a component of continuing operations through the closing date.

OPtiMa

During the third quarter of 2024, we initiated a restructuring plan (“OPtiMa 3.0”) to realign and optimize our cost structure due to ending the transition services agreement (“TSA”) period after the two Italian dispositions (Italian gaming B2C businesses & Italian commercial services business) and the Proposed Transaction for the sale of IGT Gaming.

The plan is focused on realigning and optimizing our general and administrative activities to achieve annualized savings by the end of 2026 of $40 million of which about 50% will be realized by the end of 2025. Actions under the plan include the reduction of approximately 3% of our workforce, the optimization of our real estate footprint given our hybrid workforce and headcount reductions, and the reduction of other indirect costs previously incurred due to a larger business portfolio. Employee actions commenced in the third quarter of 2024 and are expected to be completed within the next 12 months. During the year ended December 31, 2024, we incurred $38 million in severance and related employee costs under the plan.

Key Factors Affecting Operations and Financial Condition

The Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The ongoing conflict between Russia and Ukraine, the Israeli-Hamas conflict, the tightening of monetary policy by central banks and other macroeconomic factors have caused disruptions and uncertainty in the global economy, including rising interest rates, increased inflationary pressures, foreign exchange rate fluctuations, potential cybersecurity risks, and exacerbated supply chain challenges. However, these events did not have a material impact on our supply chain or our results of operations. The extent to which our business, or the business of our suppliers or manufacturers, will be impacted in the future is unknown. We will continue to monitor the effects of these events, as well as the prospect of trade wars involving the U.S. and other countries, which could raise the prices of certain consumer goods, on our business and our results of operations. The following are the principal factors which have affected the Company’s results of operations and financial condition and/or which may affect results of operations and financial condition for future periods.

Sale of IGT Gaming: As previously disclosed in the Company's 2023 Form 20-F, on February 28, 2024, the Parent entered into the “February 2024 Agreements” with Everi, pursuant to which the Parent planned to separate IGT Gaming by way of a taxable spin-off to the Parent’s shareholders and then immediately combine such businesses with Everi. The transaction contemplated by the February 2024 Agreements was expected to close in late 2024 or early 2025.

On July 26, 2024, the Parent, Spinco, Everi, the Buyer, and the Buyer Sub entered into the Transaction Agreements for the Proposed Transaction whereby IGT Gaming and Everi will be simultaneously acquired by the Buyer in an all-cash transaction (the “Proposed Transaction”). The Parent will receive approximately $4.05 billion in cash, subject to customary transaction adjustments in accordance with the Transaction Agreements, for IGT Gaming. In connection with the entry into the Transaction Agreements, the February 2024 Agreements were terminated. The Proposed Transaction, which is expected to be completed by the end of the third quarter of 2025, is subject to the satisfaction of customary closing conditions, including, among others: (i) final approval by Everi’s stockholders, which was received on November 14, 2024; (ii) clearance of U.S. anti-trust review, with the waiting period having expired on November 20, 2024; and (iii) receipt of regulatory approvals from gaming regulators in the jurisdictions where the Combined Company will operate.

Product Sales: Product sales fluctuate from year to year due to the mix, volume, and timing of the transactions. Product sales amounted to $149 million, $171 million, and $157 million, or approximately 6%, 7%, and 6% of total revenues for the years ended December 31, 2024, 2023, and 2022, respectively.

Jackpots: The Company believes that the performance of lottery products is influenced by the size of advertised jackpots in jurisdictions that offer such jackpots. Typically, as jackpots increase, sales of lottery tickets also increase, further increasing the advertised jackpot level. However, in a rising interest rate environment, advertised jackpot levels will increase more rapidly than they previously did given the annuity basis of the displayed jackpots. Therefore, in a higher interest rate environment, jackpot game ticket sales may be increasing at a relatively slower rate than the corresponding jackpot levels. In a lower interest rate environment, advertised jackpot levels are slower to increase which can negatively impact the sales of lottery tickets.

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

There are no new material legal, regulatory, or administrative proceedings. Please refer to “Process for Disclosure and Recording of Liabilities Related to Legal Proceedings” and “Legal Proceedings” within “Notes to the Consolidated Financial Statements - Note 2. Summary of Significant Accounting Policies” and “18. Commitments and Contingencies” included in “Item 18. Financial Statements”, respectively, for additional information.

Results of Operations

Comparison of the years ended December 31, 2024 and 2023

Revenues and Key Performance Indicators

	For the year ended December 31,
	2024	2023	Change
($ in millions)	$	$	$	%
Operating and facilities management contracts, net	2,307	2,305	2	—
Systems, software, and other	55	54	2	+3
Service revenue	2,363	2,358	4	—

Product sales	149	171	(22)	-13

Total revenue	2,512	2,529	(17)	-1

Total revenue for the year ended December 31, 2024 decreased $17 million, due primarily to a decrease in U.S. multi-state jackpot activity and product sales, partially offset by an increase in instant ticket and draw-game same-store sales growth in Italy, as discussed in further detail below.

	For the year ended December 31,
(% on a constant-currency basis)	2024	2023
Global same-store sales growth (%)
Instant ticket & draw games	+1.1%	+1.5%
U.S. Multi-state jackpots	-22.1%	+10.9%
Total	-0.8%	+2.3%

U.S. & Canada same-store sales growth
Instant ticket & draw games	-0.5%	+0.5%
U.S. Multi-state jackpots	-22.1%	+10.9%
Total	-3.3%	+1.7%

Rest of world same-store sales growth
Instant ticket & draw games	+3.3%	-1.0%

Italy same-store sales growth (%)
Instant ticket & draw games	+4.1%	+6.6%

Revenues: Year Ended 2024 compared to Year Ended 2023
$2,529
35
(29)
3
(17)
2,521
(9)
$2,512
2023
Instant ticket & Draw games
MSJP
Other Services
Product sales
Actual at PY FX
Currency
2024

Service revenue for the year ended December 31, 2024 increased primarily as a result of instant ticket & draw games same-store sales growth in Italy of 4.1%. Same-store sales for U.S. multi-state jackpot ticket (“MSJP”) games (Mega Millions® and Powerball®) experienced a 22.1% decrease, primarily attributable to higher jackpot activity in the prior corresponding period. Other services increased, due primarily to a $13 million increase in Europe from lapsing of unexercised contractual rights and valued added services partially offset by a $10 million decrease, primarily the result of a benefit in the prior corresponding period related to the successful resolution of a customer contract dispute and a decrease in LMA incentives.

Product sales revenue for the year ended December 31, 2024 decreased 13% from the prior corresponding period, principally due to decreases from a $13 million iLottery license in Europe and a $10 million multi-year central system software license, all in the prior corresponding period, partially offset by a $5 million increase in U.S. instant ticket printing operations.

Cost of Revenue

	For the year ended December 31,		Change
($ in millions)	2024	2023	$	%
Cost of services	1,227	1,207	20	+2
Cost of product sales	117	112	5	+5

Cost of services for the year ended December 31, 2024 increased $20 million, or 2% from the prior corresponding period, primarily attributable to $12 million of additional payroll and benefit costs as a result of increased headcount and inflationary conditions, as well as a $9 million aggregate increase in variable costs and project costs supporting contract renewal and extension activity. The increase in cost of product sales for the year ended December 31, 2024 is primarily due to product mix with lower margin instant ticket product sales compared to higher margin software license sales in the prior corresponding period.

Gross Margins

	For the year ended December 31,		Change
($ in millions)	2024	2023	$		%
Gross margin
Service	1,135	1,151	(16)		-1
% of service revenue	48%	49%	(80)	bps
Product	32	59	(27)		-45
% of product sales	22%	35%	(1300)	bps

Service gross margin as a percentage of service revenue decreased 80 basis points. Gross margin as a percentage of service revenue decreased slightly to 48% from 49%, primarily due to the increase in cost of services discussed above.

Cost of product sales as a percentage of product sales decreased by approximately 1300 basis points and product gross margin as a percentage of product sales decreased by the same, principally as a result of product mix.

Operating Expenses

	For the year ended December 31,		Change
($ in millions)	2024	2023	$	%
Selling, general and administrative	393	407	(14)	-3

Selling, general and administrative expenses decreased primarily due to reduced costs for legal consultants and the tentative legal settlement related to the Texas Fun 5 instant ticket game incurred in the prior corresponding period. This decrease was, partially offset by increased payroll and benefit costs, mainly due to increased salaries and medical costs driven by inflation.

	For the year ended December 31,		Change
($ in millions)	2024	2023	$	%
Research and development	45	37	7	+20
Research and development expenses increased, mainly due to higher outside services for investments in developing system upgrades and cloud integration.

	For the year ended December 31,		Change
($ in millions)	2024	2023	$	%
Restructuring	39	13	25	+189

During 2024, management initiated a multi-phase restructuring plan, OPtiMa 3.0, to realign and optimize our cost structure following the sale of IGT Gaming. The restructuring costs consist primarily of severance and related employee costs. Actions under the plan are expected to be completed within the next 12 months.

Operating Margins

	For the year ended December 31,		Change
($ in millions)	2024	2023	$ / bps		%
Operating income	686	752	(67)		-9
Operating margin	27%	30%	(300)	bps

Operating margin decreased, primarily as a result of higher costs associated with restructuring initiated in the third quarter, as well as a decrease in product revenue with product mix negatively impacting product margins as discussed above.

Non-operating expenses

	For the year ended December 31,		Change
($ in millions)	2024	2023	$	%
Interest expense, net	206	207	(2)	-1
Net interest expense decreased slightly, principally as a result of lower average borrowings on the Revolving Credit Facilities.
Foreign exchange (gain) loss, net	(52)	44	(96)	> 200.0

Foreign exchange (gain) loss, net principally relates to fluctuations in the Euro to U.S. dollar exchange rate on internal and external debt. In addition, we entered into a short-duration foreign exchange forward contract in order to preserve the U.S. Dollar purchasing power of the Euro debt issued in September 2024, resulting in a $7.4 million loss on settlement.

Other non-operating expense, net	11	13	(2)	-18

Non-operating expenses related primarily to losses incurred on the Company’s investment in a Brazilian lottery consortium as well as a $5 million loss on extinguishment of debt in the prior corresponding period.

Provision for income taxes	250	223	27	+12

The increase in provision for income taxes was primarily driven by the Global Intangible Low-Taxed Income tax (“GILTI”) and withholding taxes associated with dividend payments, partially offset by a reduction in valuation allowances.

Income from discontinued operations

	For the year ended December 31,		Change
($ in millions)	2024	2023	$	%
Income (loss) from discontinued operations, net of tax	238	43	195	> 200.0

Discontinued operations reflects the income from the discontinued operations of IGT Gaming. Revenues for the year ended December 31, 2024 increased, primarily due to higher service revenue driven by installed base units growth, as well as an increase in product sales, principally as a result of terminal leases and poker software licenses, partially offset by lower gaming terminal sales as compared to the prior period. Income from discontinued operations, net of tax benefited further, primarily due to lower depreciation and amortization while the disposal group was held for sale. See “Item 18. Notes to the Consolidated Financial Statements—Note 3. Discontinued Operations and Assets Held for Sale” elsewhere in this Form 20-F for additional detail.

Comparison of the years ended December 31, 2023 and 2022

Revenues and Key Performance Indicators

	For the year ended December 31,		Change
($ in millions)	2023	2022	$	%
Operating and facilities management contracts, net	2,306	2,181	125	+6
Systems, software, and other	53	259	(206)	-80
Service revenue	2,358	2,440	(81)	-3

Product sales	171	157	14	+9

Total revenue	2,529	2,597	(67)	-3

	For the year ended December 31,
(% on a constant-currency basis)	2023	2022
Global same-store sales growth (%)
Instant ticket & draw games	+1.9%	-3.9%
Multi-jurisdiction jackpots	+5.8%	+15.3%
Total	+2.3%	-2.2%

U.S., Canada and Rest of world same-store sales growth (%)
Instant ticket & draw games	+0.6%	-2.4%
Multi-jurisdiction jackpots	+5.8%	+15.3%
Total	+1.2%	-0.4%

Italy same-store sales growth (%)
Instant ticket & draw games	+6.6%	-8.5%

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

Systems, software, and other revenue decreased $206 million, or 80%, to $53 million from $259 million for the prior corresponding period primarily due to the sale of our Italian commercial services business that concluded September 14, 2022.

Product sales for the year ended December 31, 2023 increased $14 million, or 9%, from the prior corresponding period, principally due to higher terminal deliveries in North America of $25 million primarily as a result of contracts in Michigan and Canada, as well as a $27 million increase in International sales in the aggregate attributable to the extension of a multi-year central system software license in Switzerland, an iLottery license in Poland, and the U.K. Lottery supplier contract. These increases were partially offset by a $14 million decrease in terminal and system deliveries primarily related to the prior year contract renewal with the Poland Lottery as well as a $19 million decrease in software sales principally related to International system software upgrades, sales, and deliveries in the prior corresponding period. Instant ticket printing operations revenue decreased $9 million due primarily to increased volume in Florida in the prior corresponding period.

Cost of Revenue

	For the year ended December 31,		Change
($ in millions)	2023	2022	$	%
Cost of services	1,207	1,280	(72)	-6
Cost of product sales	112	120	(8)	-7

Cost of services for the year ended December 31, 2023 decreased $72 million, or 6%, to $1.2 billion from $1.3 billion for the prior corresponding period primarily attributable to a $127 million decrease in point of sale (“POS”) fees due to the disposal of the Italian Commercial Services business, partially offset by a $22 million increase in POS consumables used in providing instant and draw-based game sales, a $13 million increase in the amortization of capitalized software costs, a $10 million increase in insurance and taxes, and a $12 million increase in bank services fees and postage and freight in the aggregate.

Cost of product sales decreased $8 million., or 7%, from the prior corresponding period, principally due to product mix.

Gross Margins

	For the year ended December 31,		Change
($ in millions)	2023	2022	$ / bps		%
Gross margin
Service	1,151	1,160	(9)		-1
% of service revenue	49%	48%	100	bps
Product	59	37	22		+60
% of product sales	35%	23%	1100	bps

Gross margin as a percentage of service revenue increased to 49% from 48% for the prior corresponding period primarily as a result of increased Operating and facilities management contracts revenues as discussed above and decreased Systems, software, and other revenue from the former Italy commercial services business where margins were typically lower as a result of the POS fees.

Gross margin on product sales for the year ended December 31, 2023 increased 1,100 basis points from the prior corresponding period principally due to the increase in higher margin terminal and software license sales.

Operating Expenses

	For the year ended December 31,		Change
($ in millions)	2023	2022	$	%
Selling, general and administrative	407	400	7	+2
Selling, general and administrative expenses increased primarily due to higher payroll and benefit costs, primarily due to inflationary conditions.

	For the year ended December 31,		Change
($ in millions)	2023	2022	$	%
Research and development	37	45	(8)	-17
Research and development expenses decreased, mainly due to elevated iLottery investments in the prior corresponding period.

	For the year ended December 31,		Change
($ in millions)	2023	2022	$	%
Restructuring	13	7	6	+93
Restructuring costs primarily relate to the multi-year plan, initiated in 2021, to eliminate certain redundancies in our Italian workforce following the sale of our Italian B2C businesses.

Operating Margins

	For the year ended December 31,		Change
($ in millions)	2023	2022	$ / bps		%
Operating income	752	743	10		+1
Operating margin	30%	29%	100	bps

Operating margin increased 100 basis points primarily as a result of increased Operating and facilities management contracts revenue coupled with the increase in higher margin product sales compared with the prior corresponding period as discussed above.

Non-operating expenses

	For the year ended December 31,		Change
($ in millions)	2023	2022	$	%
Interest expense, net	207	216	(9)	-4

Net interest expense decreased slightly, principally as a result of maintaining a lower average balance on the Senior Secured Notes, partially as a result of the notes redemptions in 2023 described in “Item 18. Notes to the Consolidated Financial Statements— Note 15. Debt” compared to the prior corresponding period.

Foreign exchange (gain) loss, net	44	17	27	+162
Foreign exchange (gain) loss, net principally relates to fluctuations in the Euro to U.S. dollar exchange rate on internal and external debt.
Gain on sale of business	—	(278)	278	+100
During the prior corresponding period, the Company completed the sale of its Italian commercial services business, resulting in a $278 million gain.
Other non-operating expense, net	13	15	(2)	-15

Non-operating expenses during the year ended December 31, 2023 related primarily to losses incurred on the Company’s investment in a Brazilian lottery consortium as well as a $5 million loss on extinguishment of debt. During the prior corresponding period, the Company incurred $13 million in losses on extinguishment of debt..

Provision for income taxes	223	212	11	+5

The increase in provision for income taxes was primarily driven by the settlement of the 2015-2022 Italy tax audit, valuation allowances on our foreign deferred tax assets, partially offset by a decrease in pre-tax income.

Income from discontinued operations

	For the year ended December 31,		Change
($ in millions)	2023	2022	$	%
Income (loss) from discontinued operations, net of tax	43	(146)	188	+129

Discontinued operations reflects the income from the discontinued operations of IGT Gaming. Revenues for the year ended December 31, 2023 increased, primarily due to higher service revenue driven by installed base units growth, as well as an increase in product sales, principally as a result of terminal leases and poker software licenses, partially offset by lower gaming terminal sales as compared to the prior period. Income from discontinued operations, net of tax benefited further, primarily due to the prior corresponding period including the recognition of $204 million of expense, net of tax benefit, for the settlement of the Benson Matter. See “Item 18. Notes to the Consolidated Financial Statements—Note 3. Discontinued Operations and Assets Held for Sale” elsewhere in this Form 20-F for additional detail.

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

The Company believes its ability to generate cash from operations to reinvest in its business is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations in the ordinary course of business for the 12 months following the date of issuance of this report and for the longer-term period thereafter.

The cash management activities, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At December 31, 2024 and 2023, the Company’s total available liquidity was as follows, respectively:

	December 31,
($ in millions)	2024	2023
Revolving Credit Facilities	1,364	1,234
Cash and cash equivalents	584	508
Total Liquidity	1,948	1,741

The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources. At December 31, 2024, the issuers were in compliance with such covenants.

Refer to the “Notes to the Consolidated Financial Statements—15. Debt” included in “Item 18. Financial Statements” for information regarding the Company’s debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

The following table summarizes the Company’s USD equivalent cash and cash equivalent balances by currency:

	December 31, 2024		December 31, 2023
($ in millions)	$	%	$	%
Euros	296	51	277	54
U.S. dollars	182	31	119	23
Other currencies	105	18	112	22
Total Cash and cash equivalents	584	100	508	100

The Company maintains its cash deposits in a diversified portfolio of global banks, the majority of which are considered Global Systemically Important Banks. The Company holds an immaterial amount of cash in countries where there may be legal or economic restrictions on the ability of subsidiaries to transfer funds in the form of cash dividends, loans, or advances. Furthermore, certain regulatory restrictions due to the shortage of foreign exchange reserves are present in Trinidad and Tobago where approximately $28 million of our foreign cash resides. These restrictions do not have an impact on the ability of the Company to meets its cash obligations.

Cash Flow Summary

The following tables summarize the Consolidated Statements of Cash Flows. A complete statement of cash flows is provided in the Consolidated Financial Statements included herein.

Net cash provided by operating activities from continuing operations was $689 million for the year ended December 31, 2024, compared with net cash provided of $916 million for the same period in 2023. The decrease was primarily due to changes of $129 million as a result of timing of tax and interest payments, unfavorable changes in foreign exchange of $96 million, and a $13 million decrease in depreciation and amortization from the prior corresponding period. Within working capital, excluding the impact of tax and interest payments, changes in trade receivables unfavorably impacted cash flows by $30 million; this was partially offset by changes in inventory favorably impacting cash flows by $16 million, primarily due to timing of receipts and lower inventory purchasing, respectively, during the year ended December 31, 2024 compared to the prior year period.

Net cash used for investing activities for the year ended December 31, 2024 was $150 million, compared with net cash used of $151 million for the year ended December 31, 2023. Capital expenditures were relatively stable compared to the same period in 2023.

Net cash used for financing activities for the year ended December 31, 2024 was $536 million, compared with net cash used of $592 million in the same period of 2023. The change was primarily due to a $45 million net increase as proceeds from debt exceeded payments in the year ended December 31, 2024 compared to the same period in 2023.

Net cash provided by operating activities from discontinued operations was $341 million in the year ended December 31, 2024, compared with $125 million for the same period in 2023, increasing primarily due to a $184 million payment, net of tax benefits on the DDI / Benson Matter provision in the prior corresponding period. Net cash used for investing activities was $207 million in the year ended December 31, 2024, compared with $242 million for the same period in 2023. The change was primarily due to a $30 million decrease in capital expenditures. Net cash used by financing activities was $50 million in the year ended December 31, 2024, compared with $46 million for the same period in 2023. Net cash used for financing activities primarily related to payments on deferred license obligations, dividend payments to non-controlling interests, and escrow payments on the iSoftBet acquisition.

Capital Expenditures

For the year ended December 31, 2024, capital expenditures are principally composed of:

Capital expenditures for 2024 of $149 million principally consisted of $108 million for investments in systems, equipment and other assets related to contracts, including systems and equipment deployed in Georgia, California, and Texas; investments in intangible assets of $21 million; and investments in property, plant and equipment of $20 million.

Capital expenditures for 2023 of $147 million principally consisted of $120 million for investments in systems, equipment and other assets related to contracts, including systems and equipment deployed in Georgia, Connecticut, and Texas; investments in intangible assets of $14 million; and investments in property, plant and equipment of $13 million.

Capital expenditures for 2022 of $162 million principally consisted of $127 million for investments in systems, equipment and other assets related to contracts, including systems and equipment deployed in Michigan, Connecticut, and California; investments in property, plant and equipment of $19 million; and investments in intangible assets of $16 million.
Tabular Disclosure of Cash Requirements

At December 31, 2024, the Company’s material cash requirements are as follows:

	Payments due by period
($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (1)	5,396	208	3,399	1,269	519
Operating leases (2)	126	30	44	25	27
Total	5,537	238	3,443	1,295	547
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

Unconditional Purchase Obligations

The Company’s principal commitments consist of unconditional purchase obligations resulting from agreements to purchase goods and services in the ordinary course of business. Unconditional purchase obligations exclude agreements that are cancellable without penalty. As of December 31, 2024, the Company had unconditional purchase obligations of approximately $42 million with various terms of up to 9 years. For more information on our unconditional purchase obligations, see “Notes to the Consolidated Financial Statements—18. Commitments and Contingencies” included in “Item 18. Financial Statements”.

The Company expects to have sufficient cash flows from the above cited sources to meet the material cash requirements of these commitments as they become settleable in the ordinary course of business.

Off-Balance Sheet Arrangements

The Company has the following off-balance sheet arrangements:

Performance and other bonds

Certain contracts require us to provide a surety bond as a guarantee of performance for the benefit of customers and bid and litigation bonds for the benefit of potential customers.

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

Letters of Credit

The Parent and certain of its subsidiaries obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted demand credit facilities. These letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2024 and 2023 and the weighted-average annual cost of such letters of credit:

($ in millions)	Letters of Credit Outstanding (1)	Weighted- Average Annual Cost
December 31, 2024	111	1.06%
December 31, 2023	111	1.07%
(1) There were no letters of credit outstanding under the Revolving Credit Facilities.

C.        Research and Development, Patents and Licenses, etc.

To remain competitive, the Company invests resources toward its R&D efforts to introduce new and innovative games with dynamic features to attract new customers and retain existing customers. The Company’s R&D efforts cover multiple creative and engineering disciplines, including innovative retail solutions, hardware and software, creative lottery games and game content, and instant ticket printing technology and design. These products are created primarily by employee designers, engineers, and artists, as well as third-party content creators.

R&D costs, which principally include employee compensation costs and outside services, are expensed as incurred, with the exception of certain costs incurred in the development of our externally-sold software products, software for services provided to customers, and software for internal use. Once technological feasibility is established, all software development costs are capitalized until the externally-sold software product is available for general release to customers, while software for services provided to customers and software for internal use are capitalized during the application development phase.

The Company devotes continued investment in R&D to create new and enhanced lottery products and services, as set forth below:

	For the year ended December 31,
($ in millions)	2024	2023	2022
Research and development expenses, gross	170	162	159
Amounts charged to customer deliveries or capitalized	126	125	114
Research and development expenses, net	45	37	45

Research and development expenses, net represented approximately 2% of total revenue in 2024 and 2022 and approximately 1% of total revenue in 2023. The Company expects to continue to make investments in research and development.
See “Item 4. Information on the Company — B. Business Overview — Intellectual Property” and “Item 4. Information on the Company — B. Business Overview — Regulatory Framework for further information on our material intellectual property and licenses.

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

The Company recognized service and product revenues of $2.4 billion and $149 million, respectively, for the year ended December 31, 2024. The Company often enters into contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. Management applies judgment in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition. The Company’s revenue recognition policy, which requires significant judgments and estimates, is fully described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies” included in “Item 18. Financial Statements.”

Item 6.        Directors, Senior Management, and Employees

A.        Directors and Senior Management

As of February 20, 2025, the Board consists of 12 directors. Seven (7) of the current directors were determined by the Board to be independent under the listing standards and rules of the NYSE, as required by the Articles of Association of the Parent (the “Articles”). For a director to be independent under the listing standards of the NYSE, the Board must affirmatively determine that the director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). The Board has made an affirmative determination that the members of the Board so designated in the table below meet the standards for “independence” set forth in the Parent’s Corporate Governance Guidelines and applicable NYSE rules. The Articles require that for as long as the Parent’s ordinary shares are listed on the NYSE, the Parent will comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Parent is a foreign private issuer.

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

At February 20, 2025, the directors, certain senior managers, and senior consultants are as set forth below:

Directors

Name	Age	Position
Marco Sala	65	Executive Chair of the Board; Executive Director
Professional Experience
–Notable Roles
•Executive Chair of the Board since January 2022.
•CEO of De Agostini S.p.A., IGT’s controlling shareholder, since June 2022.
•Chairman and CEO of DeA Capital S.p.A. since April 2022 and April 2023, respectively.
•Director of B&D Holding S.p.A. since December 2024.
•Previously served as CEO of the Company from April 2015 to January 2022.
•Previously served as Director of Opap from 2003 to June 2019.

–39 total years of professional experience.

Education and Professional Credentials
Bocconi University, Milan, Italy
Bachelor of Science, Major in Business and Economics

Name	Age	Position
James F. McCann	73	Vice-Chairperson of the Board; Lead Independent Director; Non-executive Director
Professional Experience
–Notable Roles
•Chair of the Nominating and Corporate Governance Committee of the Board.
•Chairman and CEO of 1-800-Flowers.com, Inc.
•Chairman of Smile Farms Inc., a 501c3 not-for-profit organization.
•Chairman of Worth Media Group, a publishing and event company.
•Previously served as Director of Amyris Inc. from 2019 to April 2024.
•Previously served as Chair and CEO of Clarim Acquisition Corporation, a blank-check company targeting consumer-facing e-commerce, from 2020-2022.
•Previously served as Chairman of the Board of Directors of Willis Watson Towers from January 2016 to January 2019, as well as Chairman of the Nominating and Governance Committee until his retirement in May 2019.

–53 total years of professional experience.

Education and Professional Credentials
John Jay College, New York City, New York
Bachelor of Arts, Psychology

Name	Age	Position
Massimiliano Chiara	56	Executive Vice President and Chief Financial Officer; Executive Director
Professional Experience
–Notable Roles
•Executive Vice President, Chief Financial Officer and Executive Director since April 2020.
•Previously served as Chief Financial Officer of CNH Industrial from September 2013 to April 2020, where he was also named Chief Sustainability Officer in 2016 and Head of Mergers & Acquisitions in 2017.

–32 total years of professional experience.

Education and Professional Credentials
Bocconi University, Milan, Italy
CEMS Master’s Degree in International Management, with Univesität zu Koln in Cologne, Germany as host school
Bachelor of Science, Major in Business Administration cum laude
Directorship Certified by the National Association of Corporate Directors

Name	Age	Position
Alberto Dessy	72	Independent Non-executive Director
Professional Experience
–Notable Roles
•Independent Non-executive Director since the formation of the Company in April 2015, and a member of the Audit Committee and Compensation Committee.
•Appointed Senior Professor at the SDA Bocconi School of Management of the Bocconi University in Milan, Italy upon his retirement in 2023.
•Faculty member since 1979, where he served as Director of Corporate Division, as Associate Dean for Corporate Development, and as a member of the Distinguished Faculty during his tenure.

–46 total years of professional experience.

Education and Professional Credentials
Bocconi University, Milan, Italy
Bachelor of Science, Economic Sciences

Name	Age	Position
Enrico Drago	47	Non-executive Director
Professional Experience
–Notable Roles
•Vice Chairman of De Agostini S.p.A. since June 2021
•Previously served as Chief Executive Officer of the PlayDigital business from September 2021 to March 2024.
•Previously served as the Company’s Senior Vice President of PlayDigital from 2018 to 2021.

–26 total years of professional experience.

Education and Professional Credentials
IESE Business School, University of Navarra, Barcelona, Spain
Master in Business Administration
Bocconi University, Milan, Italy
Bachelor of Science, Business Administration

Other
Mr. Drago is the step son-in-law to Lorenzo Pellicioli, Non-Executive Director.

Name	Age	Position
Ashley M. Hunter	45	Independent Non-executive Director
Professional Experience
–Notable Roles
•Independent Non-executive Director since January 2022, including a member of the Nominating and Corporate Governance Committee.
•Founding partner of A. Hunter & Company, a leading risk management advisory firm.
•Lecturer at the University of Texas at Austin School of Information since 2015.

–24 total years of professional experience.

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

Name	Age	Position
Heather J. McGregor	62	Independent Non-executive Director
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

–41 total years of professional experience.

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

Name	Age	Position
Lorenzo Pellicioli	73	Non-executive Director
Professional Experience
–Notable Roles
•Non-executive Director since the formation of the Company in April 2015, having served as Chair of the Board from November 2018 to January 2022.
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

–52 total years of professional experience.

Education and Professional Credentials
ITIS Chimici (Paleocapa), Bergamo, Italy
Industrial Chemicals

Other
Mr. Pellicioli is step-father-in-law to Enrico Drago, Non-Executive Director.

Name	Age	Position
Maria Pinelli	62	Independent Non-executive Director
Professional Experience
–Notable Roles
•Independent Non-executive Director since January 2022, including Chair of the Audit Committee.
•Member of the Board of Directors and Chair of the Audit Committee for Globant S.A., a publicly traded company headquartered in Luxembourg and listed on the NYSE.
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

–38 total years of professional experience.

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

Other
Ms. Pinelli was recognized as one of the Square Mile’s most inspiring Power 100 Women (London, UK)

Name	Age	Position
Samantha F. Ravich	58	Independent Non-executive Director
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

–31 total years of professional experience.

Education and Professional Credentials
Pardee RAND Graduate School, Santa Monica, California
Ph.D. in Policy Analysis
Stuart Weitzman School of Design, University of Pennsylvania, Philadelphia, Pennsylvania
Master of City Planning
The Wharton School, University of Pennsylvania, Philadelphia, Pennsylvania
Bachelor of Science in Engineering

Name	Age	Position
Vincent L. Sadusky	59	Chief Executive Officer; Executive Director
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

–38 total years of professional experience.

Education and Professional Credentials
New York Institute of Technology, New York City, New York
Master of Business Administration
Pennsylvania State University, State College, Pennsylvania
Bachelor of Science, Accounting

Name	Age	Position
Gianmario Tondato Da Ruos	65	Independent Non-executive Director
Professional Experience
–Notable Roles
•Independent Non-executive Director of the Company, including Chair of the Compensation Committee.
•A member of the Strategic Advisory Board of Planet Farms Holding S.p.A in Italy.
•Previously served as the Chief Executive Officer of Autogrill S.p.A. from 2003 to 2023.
•Previously served as Chairman of HMSHost Corporation, Autogrill Italia S.p.A. and Autogrill Europe S.p.A, as well as director of Autogrill S.p.A. from 2003 to February 2023.
•Previously served as Chairman of World Duty Free S.p.A., a director of World Duty Free Group S.A.U., and a member of the Advisory Board of Rabobank in Holland.

–45 total years of professional experience.

Education and Professional Credentials
Ca’Foscari University, Venice, Italy
Bachelor of Science, Economics

Senior Management

Name	Age	Position
Renato Ascoli	63	Chief Executive Officer, Global Lottery
Professional Experience
–Notable Roles
•Named Chief Executive Officer, Global Lottery in February 2024.
•Previously responsible for leading the IGT Gaming business since 2015, including Italy Gaming, Global Gaming Sales, Global Gaming Product Management, Global Gaming Studios, Global Manufacturing, Operations and services including Global Gaming Technology.

–37 total years of professional experience.

Education and Professional Credentials
Bocconi University, Milan Italy
Bachelor of Science, Economics and Social Studies

Name	Age	Position
Fabio Celadon	53	Executive Vice President, Strategy and Corporate Development
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

–29 total years of professional experience.

Education and Professional Credentials
LUISS Guido Carli University, Rome, Italy
Law Degree
Columbia Business School, New York City, New York
Masters in Business Administration

Other
Mr. Celadon will leave the Company at the closing of the Proposed Transaction to become Chief Financial Officer of the Combined Company.

Name	Age	Position
Dorothy Costa	53	Senior Vice President, People & Transformation
Professional Experience
–Notable Roles
•Leads the IGT People and Transformation function, including oversight of all senior strategic business partners and the total rewards, diversity & inclusion, organization transformation and global services and talent management centers of excellence, a role she has held since 2015.

–28 total years of professional experience.

Education and Professional Credentials
Johnson & Wales University, Providence, Rhode Island
Master in Business Administration
Rhode Island College, Providence, Rhode Island
Bachelor of Science, Business Management
University of Michigan, Ross School of Business Executive Education, Ann Arbor, Michigan
Certificate in Advanced Human Resource Executive Program

Name	Age	Position
Scott Gunn	58	Senior Vice President, Corporate Public Affairs
Professional Experience
–Notable Roles
•Leads the Company’s public policy development and government relations efforts, directing and facilitating government relationships and public engagement.
•Chairs the Company’s Government Affairs Committee and the IGT Global Solutions Political Action Committee.
•Previously served as the Company’s Senior Vice President of Global Government Relations and North America Business Development from 2015 until assuming his current role.

–36 total years of professional experience.

Education and Professional Credentials
Tulane University, New Orleans, Louisiana
Bachelor of Arts, Political Economics

Name	Age	Position
Nicholas Khin	54	President, IGT Gaming
Professional Experience
–Notable Roles
•Appointed President of IGT Gaming in August 2024.
•Previously served as Chief Operating Officer, Gaming from 2019 to 2024.

–30 total years of professional experience.

Education and Professional Credentials
University of Auckland, Auckland, New Zealand
Master of Commerce
University of Auckland, Auckland, New Zealand
Bachelor of Commerce
Institute of Pubic Accountants, Australia
Fellow, Institute of Public Accountants

Other
Mr. Khin will leave the Company at the closing of the Proposed Transaction to become Interim Chief Executive Officer for the Combined Company.

Name	Age	Position
Wendy Montgomery	62	Senior Vice President, Marketing, Communications and Sustainability
Professional Experience
–Notable Roles
•Oversees the strategy for the Company’s global brand, trade shows, product marketing and external communications, including community relations, responsible gaming and corporate social responsibility.
•Joined the Company in 2018 as Senior Vice President, Global Lottery Marketing before her promotion.

–41 total years of professional experience.

Education and Professional Credentials
Institute of Marketing Management, Johannesburg, South Africa
Diploma in Marketing Management
Greenwich University, London, United Kingdom
Higher National Diploma in Business Studies
Queen’s University, Kingston, Canada
Executive Leadership Program

Name	Age	Position
David T. Morgan	44	Senior Vice President, Chief Accounting Officer
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

–21 total years of professional experience.

Education and Professional Credentials
University of New Hampshire, Durham, New Hampshire
Bachelor of Science, Accounting

Massachusetts Board of Public Accountancy
Certified Public Accountant

Name	Age	Position
Gil Rotem	52	President, PlayDigital
Professional Experience
–Notable Roles
•Promoted to the President of IGT PlayDigital in March 2024 after having served as the President of iGaming from 2021.
•Previously served as owner of L&H Marketing Solutions from 2017 to 2021.

–30 total years of professional experience.

Other
Mr. Rotem will leave the Company at the closing of the Proposed Transaction to become Chief Executive Officer, Digital of the Combined Company.

Name	Age	Position
Christopher Spears	57	Executive Vice President, General Counsel
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

–31 total years of professional experience.

Education and Professional Credentials
University of Kentucky, J. David Rosenberg College of Law, Lexington, Kentucky
Juris Doctor
University of Kentucky, Gatton College of Business and Economics, Lexington, Kentucky
Master of Business Administration
Berea College, Berea, Kentucky
Bachelor of Science, Business Administration

Senior Consultant

Name	Age	Position
Robert Vincent	71	Chairperson of IGT Global Solutions Corporation
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

–49 total years of professional experience.

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

The number of RSUs covered by each award is generally determined by dividing (1) the Annual Grant Value (see table below in the “Annual Compensation” section) by (2) the closing price of an ordinary share as of the date of grant, prorated accordingly in respect of grants made to new non-executive directors. RSUs normally vest at the next annual general meeting (“AGM”) of the Parent after grant date, subject to continued service of the non-executive director as a director of the Parent. Where a non-executive director resigns from their directorship prior to the normal vesting date, the Parent will consider the non-executive director to have retired from the Board if such director has completed at least eight years of service, and any outstanding RSUs held by the non-executive director will become fully vested as of the date of their termination of service. Further, any outstanding RSUs held by a non-executive director will automatically vest in full in the event of their death or termination of service due to disability.

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

2024 Plan Year Actual Compensation

The following table sets forth the approximate compensation received or earned, calculated in accordance with the CA 2006 and relevant regulations, as applicable, by the Company’s non-executive directors during the year ended December 31, 2024. Amounts are presented in $ thousands.

Name & Position(s)	Fees ($)	Taxable Benefits(1)	RSUs ($)(2)	Total
James F. McCann Non-executive Director Vice-Chairperson of the Board Lead Independent Director Chairperson of the Nominating and Corporate Governance Committee	140	3	210	354
Alberto Dessy(3) Non-executive Director	119	16	191	326
Enrico Drago Non-executive Director	75	—	191	266
Marco Drago(4) Non-executive Director	37	6	—	43
Ashley M. Hunter Non-executive Director	100	5	191	296
Heather J. McGregor Non-executive Director	100	2	191	293
Lorenzo Pellicioli Non-executive Director	100	6	191	297
Maria Pinelli Non-executive Director Chairperson of the Audit Committee	140	10	191	341
Dr. Samantha Ravich Non-executive Director	100	6	191	297
Gianmario Tondato da Ruos Non-executive Director Chairperson of the Compensation Committee	130	3	191	324
(1) Includes certain costs that are incidental to fulfilling their duties as directors, which under UK tax law represent taxable income
(2) Amount reflects the number of RSUs granted on May 14, 2024, multiplied by $19.67, the three-month ending share price as of December 31, 2024. The RSUs are scheduled to vest on the date of the 2025 AGM.
(3) Includes a 4% stipend related to Italian regulatory requirements.
(4) Marco Drago stepped down from his position as Director at the conclusion of the 2024 AGM on May 14, 2024.

Executive Officer Compensation

Total Executive Officer Compensation

The following table sets forth the approximate 2024 compensation received or earned, calculated in accordance with the CA 2006 and relevant regulations, as applicable, by the Company’s executive officers as of December 31, 2024, including Marco Sala, Executive Chair of the Board; Vincent Sadusky, CEO and Executive Director of the Board; Renato Ascoli, CEO, Global Lottery; Fabio Celadon, Executive Vice President of Strategy and Corporate Development; Massimiliano Chiara, Executive Vice President, CFO and Executive Director of the Board; Dorothy Costa, Senior Vice President, People & Transformation; Scott Gunn, Senior Vice President of Corporate Public Affairs and Lead of Strategic Projects for North America Lottery; Wendy Montgomery, Senior Vice President, Marketing, Communications and Sustainability; David Morgan, Senior Vice President and Chief Accounting Officer; Christopher Spears, Executive Vice President and General Counsel; Nick Khin, President Global Gaming; and Gil Rotem, President PlayDigital. Also included is compensation paid to Robert Vincent, Chairperson of IGT Global Solutions Corporation who provides consulting services to the Company, the fees for which are included as “Other” compensation in the table below.

($ in thousands)	Salary	2024 Bonus(3)	Equity Awards(4)(5)	Other(6)	Total
Marco Sala, Executive Chair(1)	1,145	2,069	3,490	3,569	10,273
Vincent Sadusky, Chief Executive Officer(2)	1,563	2,313	1,905	310	6,090
Massimiliano Chiara, Chief Financial Officer	800	1,094	1,693	515	4,102
Other Executive Officers & Senior Consultant	4,449	4,644	3,301	5,604	17,998

(1) Mr. Sala’s annual salary as Executive Chair of the Board is $900,000 paid monthly, of which 70% is paid in GBP and 30% in EUR, both of which are converted using fiscal year-to-date exchange rates. In addition to base salary, the amount includes true-up payments related to foreign currency fluctuations and tax equalization, per his employment contract.
(2) In addition to base salary, the amount includes true-up payments related to tax equalization.
(3) Represents the short-term incentive compensation earned for the 2024 fiscal year, expected to be paid in March 2025. In addition to the annual bonus, Mr. Sala’s amount includes an estimated true-up payment related to foreign currency fluctuations and tax equalization, per his employment contract.
(4) Mr. Sala’s, Mr. Sadusky’s, and Mr. Chiara’s equity awards compensation represents 106% achievement of the 2022-2024 performance conditions for performance share units (“PSUs”) granted in 2022, which will vest 50% in 2025 and 2026, respectively, based on their continued service. Other executive officers’ equity awards compensation represents a weighted-average 76% achievement of the 2022-2024 performance conditions for PSUs granted in 2022, which will vest 50% in 2025 and 2026, respectively, based on their continued service. The amount of compensation reflects the total number of shares expected to vest multiplied by IGT’s three-month average closing share price as of December 31, 2024, which was $19.67.
(5) Mr. Sala’s equity awards compensation also includes 100% achievement of the Co-investment Plan performance conditions for certain PSUs and stock options granted in 2021, which vested 100% with shareholders’ approval of the Company’s 2023 financial statements at the 2024 AGM. The amount of compensation reflects the total number of shares that vested multiplied by IGT’s closing share price as of May 14, 2024, which was $20.60. Equity compensation for stock options also considers a grant date strike price of $20.37.
(6) Represents the value of certain health, welfare, and other benefits received by the executive officers during 2024 (including tax preparation, employer contributions to post-retirement plans, relocation benefits, taxable life insurance premiums paid, car allowances, housing allowances, private air travel, and perquisites.) Mr. Sala’s other compensation also includes tax equalization related to benefits received in 2024. Mr. Chiara’s other compensation also includes a $200,000 retention bonus plus tax gross-up, which was provided as an extension of his original hiring bonus, to compensate Mr. Chiara for his ongoing leadership with the transition of the Gaming & Digital segment.

Short-Term Incentive Compensation Plans

The Company's 2024 short-term incentive (“STI”) compensation plans are performance-based and designed to encourage achievement of both short-term financial results and longer-term strategic objectives. The STI plans recognize growth achievement with an opportunity to earn an incentive on the upside, as well as limit the downside potential. Payments under the STI plans were based on the Company's 2024 financial performance, individual Management by Objectives (“MBOs”), and team Objective and Key Results (“OKRs”). The Company's executive officers participated in the same STI plans as other employees during 2024.

Executive Officers STI

For purposes of the STI plans, financial performance for executive officers was measured based on Consolidated Adjusted EBITDA (“AEBITDA”), Consolidated Adjusted Operating Income ("AOI"), and Adjusted Consolidated Net Debt (“Net Debt”). Executive officers focused on a specific business unit also had other targeted financial metrics, such as a Business Unit AOI, a Business Unit AEBITDA metric or a Business Unit Revenue, in lieu of certain or all of the Consolidated metrics. STI targets as a percentage of base salary are 100% for the CEO (capped at 167% of base salary), 150% for the Executive Chair (capped at $1.75 million), and between 70% and 100% for the Company's other executive officers (capped at between 140%

and 200% of base salary). STI financial performance can be adjusted to account for unusually negative or positive financial results due to events outside of the control of the Company's executive officers. All STI objectives had a mix of financial and individual metrics, which is presented in the table below.

Level	Financial Performance	Individual MBOs	Team OKRs	Financial Metric Mix
Corporate(1)	80%	20%	N/A	25% Consolidated AEBITDA	25% Consolidated AOI	30% Net Debt
Global Lottery	80%	20%	N/A	20% Consolidated AEBITDA	50% Lottery AOI	10% Net Debt
Global Gaming	80%	20%	N/A	40% IGT Gaming AEBITDA	30% IGT Gaming AEBITDA - Capex	10% Net Debt
PlayDigital	40%	40%	20%	40% PlayDigital Revenue	N/A	N/A
(1) Due to the sale of IGT Gaming, Corporate Consolidated OI and AEBITDA was modified to consider the measure of total (i) company profit performance on a consolidated basis for the six (6) months ended June 30, 2024, plus (ii) company profit performance from continuing operations only for the six (6) months ended December 31, 2024, each excluding the impact of purchase price accounting as reported in IGT’s consolidated financial statements for the performance period. Consolidated Net Debt is based on net debt of the Company plus “Cash and cash equivalents” attributed to discontinued operations as reported in IGT’s consolidated financial statements as of December 31, 2024.

All financial objectives were established by the Compensation Committee of the Board for the Executive Chair of the Board and the CEO, and by the Board for the other executive officers, upon recommendation of the Compensation Committee.

Long-Term Incentive Compensation Plans

The Company’s long-term incentive (“LTI”) compensation plan provides for several different types of stock-based awards, including stock options, restricted stock and RSUs, both time and performance-based. No stock options were granted under the LTI plan in 2024.

The principal purposes of granting LTI awards are to assist the Company in attracting and retaining executive officers, to provide a market-competitive total compensation package, and to motivate recipients to increase shareholder value by enabling them to participate in the value created, thus aligning their interests with those of the Company’s shareholders.

Grants of PSUs

PSUs were granted in 2024 that will vest 50% in 2027 and 2028, respectively, based on cumulative performance over the 2024-2026 period and continued service through the applicable vesting date. The awards provide for full vesting in the event of the participant’s death, and pro rata vesting in the event of disability.

The vesting of the PSUs granted in 2024 is tied to the following performance metrics:
–Cumulative Consolidated Adjusted Free Cash Flow;
–Cumulative Consolidated AEBITDA or Cumulative Global Lottery AEBITDA less Capital Expenditures depending on the employee’s respective business unit; and
–Relative Total Shareholder Return (“TSR”) performance against the Russell 3000 Mid Cap Market Index.

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

The table below sets forth the PSUs granted pursuant to the Company’s compensation plans to its executive officers during 2024.

Name	No. of Target Shares	Grant Date Fair Value	Vesting Period	Grant Date	Per Share Market Price on Date of Grant
Marco Sala, Executive Chair	95,029	$18.37	2024-2028	05/09/2024	$20.10
Vincent Sadusky, Chief Executive Officer	213,817	$18.37	2024-2028	05/09/2024	$20.10
Massimiliano Chiara, Chief Financial Officer	118,787	$18.37	2024-2028	05/09/2024	$20.10
Other executive officers	316,920	$18.37	2024-2028	05/09/2024	$20.10

Vesting of RSUs and PSUs

The table below sets forth the PSUs that vested pursuant to the Company’s compensation plans for its executive officers during 2024.

Name	Grant Date	Vest Date	No. of Shares	Per Share Market Price on Vest Date
Marco Sala, Executive Chair	May 18, 2021	May 1, 2024	255,506	$19.90
Marco Sala, Executive Chair	May 11, 2021 & July 28, 2021	May 14, 2021	297,500	$20.60
Vincent Sadusky, Chief Executive Officer	January 24, 2022	May 1, 2024	62,140	$19.90
Massimiliano Chiara, Chief Financial Officer	May 18, 2021	May 1, 2024	151,737	$19.90
Other executive officers	May 18, 2021	May 1, 2024	350,144	$19.90

PSU Performance Results

A portion of the compensation included in the equity awards section of the executive compensation table reflects PSUs granted in 2022 where the measurement period for the performance conditions was completed in 2024. Vesting was dependent on cumulative performance over the three financial years ended on December 31, 2024 and continued service until May 2025 for 50% of the PSUs earned and May 2026 for the remaining 50% of PSUs earned.

	Weighting	Performance % of Target	Payout %
Corporate
Adjusted Free Cash Flow	75%	107%	107%
Consolidated AEBITDA	25%	101%	101%
Relative TSR Modifier		100%	100%
Corporate performance results (% of target)(1)			106%
Corporate total units earned (% of maximum)(2)			91%
Global Lottery
Adjusted Free Cash Flow	35%	107%	107%
Global Lottery AEBITDA less Capital Expenditures	65%	107%	107%
Relative TSR Modifier		100%	100%
Global Lottery performance results (% of target)(1)			107%
Global Lottery total units earned (% of maximum)(2)			93%
Global Gaming (3)(4)
Adjusted Free Cash Flow	35%	100%	100%
Global Gaming AEBITDA less Capital Expenditures	65%	100%	100%
Relative TSR Modifier		100%	100%
Global Gaming performance results (% of target)(1)			100%
Global Gaming total units earned (% of maximum)(4)			100%
(1) The performance results calculated as the sum of (a) the weighted performance of Adjusted Free Cash Flow Payment Matrix (116%) and (b) either the weighted performance of Consolidated AEBITDA or Global Lottery AEBITDA less Capital Expenditures, or Global Gaming AEBITDA less Capital Expenditures. This calculated payout % is then multiplied by the relative Total Shareholder Return percentile payout (100%).
(2) The maximum number of shares to be earned under the plan is 116% of target.
(3) PlayDigital executive officers are included in the Global Gaming LTI plan.
(4) In contemplation of the Proposed Transaction, PSUs granted in 2022 to IGT Gaming executive officers were modified to vest at 100% target.

Compensation Actions Relating to CEO Employment Letter Amendment

Effective January 16, 2025, Vincent L. Sadusky’s employment agreement was amended to include, among other compensation actions, the following:

1.Mr. Sadusky received a one-time retention award of RSUs with a grant date in the first quarter of 2025, and a target grant date value of $5 million, with an opportunity to earn up to an additional 233,333 shares depending on the share price of the Parent’s ordinary shares for the 60 days immediately preceding and ending on the vesting date of January 1, 2027 and
2.Mr. Sadusky received a one-time retention award of RSUs with a grant date in the first quarter of 2025, and a target grant date value of $2.5 million, with an opportunity to earn up to an additional 116,667 shares depending on the share price of the Parent’s ordinary shares for the 60 days immediately preceding and ending on the vesting date of January 1, 2028, which is three years after the grant date.

The awards were granted on February 20, 2025.

Marco Sala’s Co-Investment Plan

In 2021, the Company entered into a Co-Investment Plan with Marco Sala. Mr. Sala’s appointment to executive chair of the Board, effective January 24, 2022, did not impact any of the vesting conditions for awards granted under the plan. The Co-Investment Plan was intended to align Mr. Sala’s interests with those of the Company’s shareholders. Under the Co-Investment Plan, the Company matched Mr. Sala’s commitment to hold his ordinary shares on a 1:1 basis (up to 470,000 shares), comprising a matching grant of up to 345,000 shares, awarded half in PSUs and half in stock options on May 11, 2021, and a matching grant of up to 125,000 shares awarded in PSUs on July 28, 2021.

The vesting of certain PSUs and options awarded under the Co-Investment Plan was dependent upon achievement of certain performance conditions for the measurement period ended December 31, 2023 and continued service until May 2024. These performance shares units (211,250) and share options (86,250), were achieved at target following shareholders’ approval of the Company’s 2023 financial statements at the AGM in May 2024 and were disclosed in the prior year.

The measurement period for the performance share units (86,250) and share options (86,250) subject to the Absolute Total Shareholder Return (“TSR”) financial metric ended upon approval of the Company’s 2023 financial statements at the 2024 AGM. Achievement of the Absolute TSR was based on the share price being equal to or greater than 20% over the period commencing on the grant date (the initial price of $17.18 is equal to the 20-day trading average share price ending on the date of grant) and ending on the date of approval of the Company’s 2023 financial statements (the final price is equal to the 60-trading-days-average share price ending on the approval of the Company’s 2023 financial statements at the 2024 AGM). The vesting of these performance share units and options was also subject to Marco Sala’s continued service as a director until the AGM in May 2024. These shares vested at target:

Metric(1)	Type of Condition	Performance % of Target	Target Performance Shares Subject to Metric	Target Performance Options Subject to Metric
Absolute Total Shareholder Return	Performance	182%	86,250	86,250
(1) The performance share units and share options subject to the Absolute TSR financial metric were achieved upon approval of the Company’s 2023 financial statements at the 2024 AGM. The average share price for the 60 consecutive trading days ended May 14, 2024 was $24, which shows TSR at 36.38% versus the 20% target increase over the initial price of $17.18.

Amounts accrued for pensions and similar benefits

At December 31, 2024, the total amount accrued by the Company to provide pension, retirement, or similar benefits for its executive officers is $0.2 million.

Severance Arrangements

Certain executive officers of the Company are entitled to severance payments and benefits if such executive officer’s employment is terminated other than for cause under either individual employment agreements or pursuant to provisions of national collective agreements for executives of the industry.

U.S. Executive Officers

The employment agreements with U.S.-based executive officers (i.e., Messrs. Celadon, Chiara, Gunn, Morgan, Sadusky, and Spears and Mses. Costa and Montgomery) generally provide for the following benefits upon a termination other than for “cause”:
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

In addition, upon the U.S.-based executive officer’s death or disability, the executive officer will be entitled to the following benefits under the employment agreements:
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

Upon U.S.-based executive officer’s retirement from the Company, the employment agreements also provide for accelerated vesting of a portion of an executive officer’s outstanding RSUs and PSUs and an ability to exercise vested options until the expiration date.

Italian Executive Officers
Pursuant to the terms of the Italian national collective agreement for executives of the industry (Contratto Collettivo Nazionale di Lavoro per i Dirigenti di Aziende produttrici di beni e servizi), Mr. Ascoli is generally entitled, unless ad hoc agreements provide differently, to the following severance payments and benefits upon a termination of employment by IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.) other than for “cause,” a resignation for “good reason,” or due to the executive officer’s death or disability:
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

C.        Board Practices

As of February 20, 2025, the Board consists of 12 members who were elected by shareholder vote on May 14, 2024. See “Item 6.A. Directors and Senior Management” above. The term of office of the current Board will expire at the conclusion of the next annual general meeting of the Company. Each director may be re-elected at any subsequent general meeting of shareholders. None of the Parent’s directors have service contracts with the Parent (or any subsidiary) providing for benefits upon termination of employment as a director.

The directors are responsible for the management of the Company’s business, for which purpose they may exercise all of the powers of the Parent whether relating to the management of the business or not. As described above in section “Item 6.A. Directors and Senior Management,” as of February 20, 2025, the Board is comprised of: (i) seven (7) independent directors including James F. McCann, the Vice Chairperson of the Board and Lead Independent Director; and (ii) five (5) non-independent directors, including the Parent’s CEO, Vincent Sadusky, the Parent’s CFO, Massimiliano Chiara, the Board’s Executive Chair, Marco Sala, Lorenzo Pellicioli, and Enrico Drago. Messrs. Pellicioli and Drago are the Chair and Vice Chair of the Board, respectively, of De Agostini, the Parent’s controlling shareholder. Mr. Sala also serves on the board as CEO of De Agostini.

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

The Audit Committee regularly meets with the external auditor, the CFO, the General Counsel, the CAO, the Chief Compliance and Risk Officer and Internal Audit in separate, closed sessions. The Audit Committee regularly reports to the Board on the matters for which it has oversight responsibility.

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
•overseeing the administration by the Company of IGT’s equity-based plans and reviewing and/or approving (as applicable) grants and/or awards of equity-based compensation under the Company’s incentive compensation and equity-based plans;
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
•overseeing, in conjunction with other Board committees delegated with such authority (if any), engagement with investors/shareholders and proxy advisory firms on executive compensation matters; and
•together with the Audit Committee, evaluating risks associated with the Company’s employees and employee-benefit related risks, including the Company’s compensation and benefits policies, plans, and programs and discussing with management procedures to identify and mitigate any such risks.
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
•reviewing, at least annually, the appropriate skills, characteristics, experience, and other expertise required of Board members in the context of the current composition of the Board and its committees;
•periodically reviewing the size, composition (including diversity of backgrounds, experiences, and perspectives), and leadership of the Board and committees thereof and recommending any proposed changes to the Board;
•reviewing directorships in other public companies held by or offered to directors of the Parent with a view to ensuring that such external positions do not have a negative impact on the performance of such director;
•reviewing and reassessing from time to time the Parent’s Corporate Governance Guidelines and recommending any changes to the Board;
•determining, at least annually, the independence of each director under the independence requirements of the NYSE and any other regulatory requirements and reporting such findings to the Board;
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

D.        Employees

As of December 31, 2024, IGT conducted business in more than 100 jurisdictions around the world and had 11,019 employees, including approximately 4,994 employees within IGT Gaming, which is currently classified as held for sale. The Company believes that its relationship with its employees is generally satisfactory. Most of IGT’s employees are not represented by any labor union. However, labor agreements are common in some countries around the world, and the Company recognizes such arrangements and works closely with the applicable work councils. Relations with the Company’s mid-level employees and production workers in Italy are subject to Italy’s collective bargaining agreement for the tertiary sector, distribution, and services (CCNL Terziario, della Distribuzione e dei Servizi). Relations with the Company’s executives in Italy are subject to the national collective bargaining agreement for executives in the industry companies producing services (CCNL Dirigenti Industria). Since inception of these agreements, IGT has not experienced any strike that significantly influenced its business activities. In the U.S., two (2) bargaining units, totaling less than 50 employees, have elected representation by third-party union organizations. A collective bargaining agreement is in place with one of the organizational units and the Company is negotiating in good faith with the second unit.

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

Employees

	As of December 31,
	2024	2023	2022
Continuing Operations	6,025	6,045	5,963
Discontinued Operations	4,994	4,971	4,823
	11,019	11,016	10,786

Interns and temporary employees - continuing operations	79	63	64
Interns and temporary employees - discontinued operations	49	55	37

Staff voluntary attrition rate- continuing operations	6%	8%	10%
Staff voluntary attrition rate- discontinued operations	6%	7%	10%

As of December 31, 2024, the proportion of women among permanent employees was 33% and 25% of employees with the title of vice president or higher were female. In 2024, 388 employees left the Company voluntarily. Additionally, 177 employees had their employment involuntarily terminated, 45 of which were workforce reductions.

E.        Share Ownership

Executive Stock Ownership Requirements

On July 28, 2015, the Board approved share ownership guidelines for Senior Vice Presidents and above (the “Share Ownership Guidelines”). These Share Ownership Guidelines were most recently amended on November 7, 2024, and are summarized below:

Policy Effective Date:	July 28, 2015
Stock Ownership Guidelines apply to:	Share plans starting in 2015 Any award vesting after the Policy Effective Date Unvested Options as of the Policy Effective Date
Covered Executives:	Executive Chair CEO Business Unit CEOs and Executive Vice Presidents Senior Vice Presidents
Ownership Requirement Multiple of Base Salary:	Executive Chair - 5x CEO - 5x Business Unit CEOs and Executive Vice Presidents - 3x Senior Vice Presidents reporting to the CEO - 1x Senior Vice Presidents not reporting to the CEO - 0.5x
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

Note that Unearned Performance Shares do not count towards the Share Ownership Guidelines until earned. (i.e., Performance Factor has not been determined/applied)

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

Additional Holding Requirement - In Compliance with Stock Ownership Requirements*:
Minimum number of shares equal to 20% of those resulting from each particular vesting of awards, or from the exercise of share options (in either case net of any shares withheld or sold to cover tax withholding requirements, or exercise price relating to the vest or exercise, or broker fees (if any)) for at least three (3) years from the date of vest or exercise of such awards or share options.

Executive Directors
Each Executive Director must hold all net settled shares received under a plan of the Parent for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided the relevant Executive Director has met their applicable target level of share ownership defined under “Ownership Requirement Multiple of Base Salary”.

Executive Director Post-Employment Holding Requirement
Each Executive Director is required to hold: (i) for the period beginning upon cessation of their employment and ending on the first anniversary of such cessation, such number of shares equal to the target level defined in the Share Ownership Guidelines (or if they hold a lower number of shares at the time of cessation of their employment, such lower number of shares); and (ii) for the period beginning upon the first anniversary of cessation of their employment and ending on the second anniversary of such cessation, such number of shares equal to 50% of the target level under these Share Ownership Guidelines (or if they hold a lower number of shares at the first anniversary of cessation of their employment, such lower number of shares).

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

Beneficial Ownership of Directors and Executive Officers

The following table sets forth information, as of February 20, 2025, regarding the beneficial ownership of the Parent’s ordinary shares, including:
•each member of the Board;
•each executive officer and senior consultant of the Parent; and
•all members of the Board, executive officers, and senior consultant, taken together.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, the Parent believes that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares of the Parent shown as beneficially owned by that shareholder. Percentage of beneficial ownership is based on approximately 202.0 million ordinary shares (excluding treasury shares) of the Parent outstanding as of February 20, 2025.

Name of Beneficial Owner	Number of Ordinary Shares	Number of Ordinary Shares issuable upon vest within 60 days	Percentage(1)
Directors:
Marco Sala	1,487,657	—	0.74
Vincent L. Sadusky	291,164	—	0.14
James F. McCann	93,800	—	0.05
Max Chiara	165,718	—	0.08
Alberto Dessy	77,651	—	0.04
Enrico Drago	35,986	—	0.02
Ashley Hunter	17,235	—	0.01
Heather J. McGregor	48,765	—	0.02
Lorenzo Pellicioli	172,732	—	0.09
Maria T. Pinelli	17,675	—	0.01
Samantha F. Ravich	45,583	—	0.02
Gianmario Tondato da Ruos	87,858	—	0.04
Non-Director Executive Officers:
Renato Ascoli	287,103	—	0.14
Fabio Celadon	74,225	—	0.04
Dorothy Costa	21,983	—	0.01
Scott Gunn	12,851	—	0.01
Nick Khin	47,924	—	0.02
Wendy Montgomery	40,506	—	0.02
David T. Morgan	14,662	—	0.01
Timothy Rishton(2)	—	—	Less than 0.005
Gil Rotem	—	—	Less than 0.005
Christopher Spears	66,898	—	0.03
	3,107,976	—	1.54
(1) Any securities not outstanding that are subject to options or conversion privileges exercisable within 60 days of February 20, 2025 are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by any person holding such securities and by all Board members and executive officers as a group, but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other individual person. Except where noted, percentages have been rounded to the nearest hundredth.
(2) Timothy Rishton retired from the Company on December 31, 2024.

The table below sets forth the options on the Parent’s ordinary shares granted to Mr. Sala that were outstanding as of February 20, 2025. As of such date, no executive officer other than Mr. Sala held outstanding options. Further, none of the directors held outstanding options, other than Mr. Sala. For each of the option grants listed below, the options are exercisable for ordinary shares of the Parent, and there is no purchase price applicable to the options other than the exercise price indicated below.

Name	Grant Date	Amount of Shares Underlying Grant	Amount Exercisable (Vested)	Amount Unexercisable (Unvested)	Exercise Price	Expiration Date
Marco Sala	May 11, 2021	172,500	172,500	—	$20.37	May 14, 2028
For a further discussion of stock-based employee compensation, please see “Notes to the Consolidated Financial Statements—20. Stock-Based Compensation” included in “Item 18. Financial Statements”.

F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.        Major Shareholders and Related Party Transactions

A.        Major Shareholders

At February 20, 2025, the Parent’s outstanding capital stock consisted of 202,031,635 ordinary shares having a nominal value of $0.10 per share, 208,904,831 Special Voting Shares of $0.000001 each, and 50,000 sterling non-voting shares of £1.00 each, held by Intertrust Corporate Services (UK) Limited. Each ordinary share carries one (1) vote and each special voting share carries 0.9995 votes.

The following table sets forth information with respect to beneficial ownership of the Parent’s ordinary shares by persons known by the Parent to beneficially own 5% or more of voting rights as a result of their ownership of ordinary shares, including by election to exercise the votes of Special Voting Shares by placing the associated ordinary shares on the Loyalty Register as of February 20, 2025.

Name of Beneficial Owner	Number of Ordinary Shares Owned	Percent of Ordinary Shares Owned(1)	Number of Ordinary Shares on the Loyalty Register	Percent of Total Voting Power(1)
De Agostini S.p.A.	85,422,324	42.28%	85,422,324	59.43%
Lazard Asset Management LLC(2)	10,927,576	5.41%	—	—
(1) Excluding treasury shares.
(2) According to the information provided in a Schedule 13G report filed by Lazard Asset Management LLC (“Lazard”) on February 14, 2025, Lazard has sole voting power over 10,892,916 ordinary shares and sole dispositive power over 10,927,576 ordinary shares.

At February 20, 2025, B&D Holding S.p.A. (“B&D Holding”) owned 61.69% of De Agostini. Marco Sala and Lorenzo Pellicioli each serve as a director of B&D Holding. B&D Holding is in turn owned by members of the Boroli and Drago families.

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

All of the Parent’s ordinary shares are held on the U.S. registry. At February 20, 2025, there were 155 record holders in the U.S. holding approximately 99.90% of the Parent’s outstanding ordinary shares, including ordinary shares held by Cede & Co., the nominee for DTC. Ordinary shares held through DTC may be beneficially owned by holders within or outside of the U.S. The shares held by De Agostini are beneficially owned by an entity organized under the laws of Italy. At February 20, 2025, there were 85,422,324 Special Voting Shares of the Parent outstanding, which are all held by Computershare Company Nominees Limited in its capacity as the nominee appointed by the Parent to hold the Special Voting Shares under the terms of the Parent’s Loyalty Plan.

The Parent’s Special Voting Shares are not listed on the NYSE and will be transferable only in very limited circumstances. For more information regarding the Special Voting Shares, please see “Item 10.B Memorandum and Articles of Association—Loyalty Plan.”

In connection with the Proposed Transaction, the Company will rebrand under a new name and stock ticker symbol.

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

Amounts receivable from De Agostini and subsidiaries of De Agostini (together, the “De Agostini Group”) are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of the Company’s Italian subsidiaries had a corporate income tax unit agreement, and in some cases a Group VAT (value-added tax) agreement, with De Agostini pursuant to which De Agostini consolidated certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority. The corporate income tax unit agreements terminated effective January 1, 2022 and the Group VAT agreements terminated on December 31, 2022. There were no tax-related receivables from De Agostini at December 31, 2024, and $2 million at December 31, 2023. There were no tax-related payables to De Agostini at December 31, 2024 and 2023.

The Company generally carries out transactions with related parties on commercial terms that are normal in their respective markets, considering the characteristics of the goods or services involved. For a further discussion of transactions with related parties, including transactions with De Agostini and companies in which we have strategic investments that develop software, hardware, and other technologies or provide services supporting the Company’s technologies, please see “Notes to the Consolidated Financial Statements—24. Related Party Transactions” included in “Item 18. Financial Statements”.

C.        Interests of Experts and Counsel

Not applicable.

Item 8.        Financial Information

A.        Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for the Company’s Consolidated Financial Statements including the Notes thereto and report of its independent registered Public accounting firm. The Company has not yet implemented a formal policy on dividend distributions.

B.        Significant Changes

Except as disclosed elsewhere in this annual report, no significant changes have occurred since December 31, 2024, the date of the financial statements included in this annual report on Form 20-F.

Item 9.        The Offer and Listing

A.        Offer and Listing Details

The Parent’s ordinary shares are listed on the NYSE under the symbol “IGT.” In connection with the Proposed Transaction, the Company will rebrand under a new name and stock ticker symbol.

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

Changes in share capital

The Articles authorize the Company to allot (with or without conferring rights of renunciation), issue, grant options over or otherwise deal with or dispose of shares in the capital of the Company and to grant rights to subscribe for, or to convert any security into, shares in the capital of the Company to such persons, at such times and upon such terms as the directors may decide, provided that no share may be issued at a discount. Pursuant to a shareholder resolution passed on May 14, 2024, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on August 13, 2025, directors are authorized to:

(i)     allot ordinary shares in the Parent, or to grant rights to subscribe for or to convert or exchange any security into shares in the Parent, up to a maximum aggregate nominal amount (i.e., par value) of U.S. $6,682,741.60 and up to an aggregate nominal amount of U.S. $6,682,741.60 where the allotment is in connection with an offer by way of a rights issue;
(ii)     allot Special Voting Shares and to grant rights to subscribe for, or to convert any security into, Special Voting Shares, up to a maximum aggregate nominal amount of $133.70; and
(iii)    exclude pre-emption rights: first, in relation to offers of equity securities by way of rights issue; second, in relation to the allotment of equity securities for cash up to an aggregate nominal amount (i.e., par value) of U.S. $2,004,822.50; and third, in relation to an acquisition or other capital investment up to an aggregate nominal amount (i.e., par value) of U.S. $2,004,822.50.

These provisions are more restrictive than required under English law which does not prescribe a limit for the maximum amounts for allotment of shares or exclusion of pre-emption rights.

Pursuant to a shareholder resolution passed on May 14, 2024, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on November 13, 2025, the Parent is authorized to purchase its own ordinary shares on the terms of the share repurchase contracts approved by the shareholders, provided that:

(i) the maximum aggregate number of the Parent’s ordinary shares authorized to be purchased equals 20,048,225, representing 10% of the total then issued ordinary shares, excluding treasury shares;
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

C.        Material Contracts

Definitive Agreements for the Sale of IGT Gaming

The Transaction Agreements entered into by the Company and/or Spinco in connection with the Proposed Transaction include: (i) a Separation and Sale Agreement by and among the Company, Spinco, Everi and the Buyer (the “Separation Agreement”); (ii) an Agreement and Plan of Merger by and among the Company, Spinco, Everi, the Buyer and the Buyer Sub (the “Merger Agreement”); (iii) an Employee Matters Agreement by and among the Company, Spinco, Everi and the Buyer (the “Employee Matters Agreement”); (iv) a Real Estate Matters Agreement by and among the Company, Spinco, Everi and the Buyer (the “Real Estate Matters Agreement”); (v) a Tax Matters Agreement by and among the Company, Spinco, Everi and the Buyer (the “Tax Matters Agreement”); and (vi) a Support Agreement by and among the Company, Spinco, Everi, the Buyer and De Agostini, each dated as of July 26, 2024.

Concurrently and effective upon the execution and delivery of the Transaction Agreements, the Company, Everi and De Agostini entered into a Mutual Termination Agreement, dated as of July 26, 2024, pursuant to which the Company, Everi and De Agostini have agreed to mutually terminate (a) that certain Agreement and Plan of Merger, dated as of February 28, 2024, by and among the Company, Spinco, Everi and Ember Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Everi (“Everi Sub”), (b) that certain Separation and Distribution Agreement, dated as of February 28, 2024, by and among the Company, Spinco, International Game Technology, a Nevada corporation and a direct wholly owned subsidiary of the Company (“Gaming Holdco”), and Everi, (c) that certain Employee Matters Agreement, dated as of February 28, 2024, by and among the Company, Spinco, Gaming Holdco and Everi, (d) that certain Tax Matters Agreement, dated as of February 28, 2024, by and among the Company, Spinco, Gaming Holdco and Everi, (e) that certain Real Estate Matters Agreement, dated as of February 28, 2024, by and among the Company, Spinco, Gaming Holdco and Everi and (f) that certain Voting and Support Agreement, dated as of February 28, 2024, by and among the Company, Spinco, Everi and De Agostini. There were no termination or other penalties surrounding the termination of such agreements described in this paragraph.

Separation and Sale Agreement

The Separation Agreement sets forth the terms and conditions regarding, among other things, the Separation and the sale of all of Spinco equity from the Company to the Buyer (the “Equity Sale”). The terms and conditions include, among other things, the restructuring and the transfer of assets and assumption of liabilities by the Company and Spinco and their respective subsidiaries in accordance with the separation plan as provided in the Separation Agreement to result in Spinco owning substantially all of the assets and assuming substantially all of the liabilities of the Spinco Business, and the Company owning substantially all of the assets and assuming substantially all of the liabilities of the Company’s business other than the Spinco Business. The parties will procure satisfaction of Spinco and the Company’s existing credit support instrument release conditions at the closing of the Equity Sale, as applicable, and may be required to provide further cash or collateral to existing credit support beneficiaries.

Upon the consummation of the Equity Sale and subject to the conditions set forth in the Separation Agreement and Merger Agreement, the Buyer will pay the Company a purchase price before transaction costs and other customary closing adjustments equal to $4.05 billion in cash, subject to certain customary adjustments for pre-Closing estimates of cash, debt, working capital and other adjustments with respect to potential assets and liabilities not transferring from the Company to the Spinco Business (the “Purchase Price”), in each case, as more fully set forth in the Separation Agreement.

The Separation Agreement also governs certain aspects of the relationship between Spinco, Everi and the Buyer after the closing of the Equity Sale and the merger of Buyer Sub with and into Everi (the “Merger”) (the Equity Sale and Merger, together, the “Closing”), including, among other things, provisions with respect to the release of claims, indemnification, restrictive covenants, guarantees, insurance, access to information, record retention and obligations of the Company with respect to completing certain stand-up activities to the extent not completed prior to the Closing in accordance with the Separation Agreement. Both the Company and the Buyer will be subject to two years of mutual non-solicitation obligations, and the Company will be subject to a four-year non-compete in favor of the Buyer. The parties will have ongoing indemnification obligations under the Separation Agreement from and after the Closing with respect to the liabilities related to Spinco assumed by the Buyer through Spinco, and the liabilities related to the Company agreed to be retained by the Company, as applicable. The Separation Agreement provides that, following the effectiveness of the Closing, the Buyer and the Company will guarantee the obligations of their respective subsidiaries under the transaction documents which pursuant to their terms arise at or after the Closing with respect to obligations to be performed after the effectiveness of the Equity Sale.

The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation Agreement, which is filed as Exhibit 4.11 to this Form 20-F and is incorporated herein by reference.

Merger Agreement

As noted above, the Merger Agreement provides for, among other things, the Merger, with Everi as the surviving corporation. As a result of the Merger, Everi would become a direct wholly owned subsidiary of the Buyer. In addition, as noted above, prior to the Merger Effective Time, it is contemplated that the Company will effect the Separation and Equity Sale pursuant to the Separation Agreement as further described above.

In the Merger, each share of Everi common stock that is issued and outstanding immediately prior to the effective time of the Merger (the “Merger Effective Time”) will be cancelled, cease to exist and be converted automatically into the right to receive $14.25 in cash per share of Everi common stock, subject to adjustment in the event of certain transactions with respect to Everi common stock, such as a stock split, stock dividend, or reclassification..

Consummation of the Merger is subject to various and customary conditions, including, among other things: the accuracy of representations and warranties and compliance with covenants, subject to certain customary exceptions; approval by the stockholders of Everi, which was received on November 14, 2024; the consummation of the Separation; and the receipt of regulatory approvals. The Merger Agreement provides that the parties will use their reasonable best efforts and take other actions to obtain the specified regulatory approvals for the Proposed Transaction, subject to certain exceptions as set forth in the Merger Agreement. Assuming the satisfaction of the conditions set forth in the Merger Agreement, the Company expects the Merger to close by the end of the third quarter of 2025.

The Company, Spinco and Everi each make certain customary representations, warranties and covenants, as applicable, in the Merger Agreement, including covenants with respect to the conduct of the Spinco Business and the business of Everi and its subsidiaries, as applicable, during the period between signing and the earlier of the termination of the Merger Agreement and the Closing. Each of the Company and Everi also covenants, among other things, that neither party nor any of its subsidiaries will (i) solicit certain alternative transactions or (ii) enter into discussions concerning, or provide information or data in connection with, such alternative transactions (except under limited circumstances); provided that the Company may solicit or enter into discussions concerning, or provide information or data in connection with, transactions with respect to the business of the Company excluding the Spinco Business.

The Merger Agreement contains specified termination rights for the Company, Everi and the Buyer, including, among other things, that the Company or the Buyer may terminate the Merger Agreement if Everi’s board adopts, approves, endorses, declares advisable or recommends to its stockholders an acquisition proposal other than the contemplated transaction, and under other circumstances as set forth in the Merger Agreement. The Merger Agreement may also be terminated by the Company, Everi or the Buyer, subject to specified limitations, if the Closing is not consummated by July 26, 2025 (the “Outside Date”), provided that the Outside Date may be extended under certain circumstances as specified in the Merger Agreement, including with respect to the timing of regulatory approvals and the Marketing Period (as defined in the Merger Agreement). The Merger Agreement further provides that in connection with a termination of the Merger Agreement under specified circumstances, each of the Company, Everi and the Buyer may be obligated to pay a termination fee and/or reimburse the other parties for certain specified costs.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 4.10 to this Form 20-F and is incorporated herein by reference.

Employee Matters Agreement

The Employee Matters Agreement, among other things, allocates among the parties the pre-and post-Closing liabilities in respect of the current and former employees of the Spinco Business (including liabilities in respect of employee compensation and benefit plans covering such employees). Subject to various exceptions, Spinco will generally assume liabilities in respect of the current and former employees of the Spinco Business and any assets dedicated thereto, and the Company will generally retain employee liabilities and assets related to the Company.

The foregoing description of the Employee Matters Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Employee Matters Agreement, which is filed as Exhibit 4.12 to this Form 20-F and is incorporated herein by reference.

Real Estate Matters Agreement

The Real Estate Matters Agreement governs the allocation and transfer of real estate between the Company and Spinco. Pursuant to the Real Estate Matters Agreement, the Company may transfer to, or share with, Spinco certain leased property associated with the Spinco Business. The Real Estate Matters Agreement describes the manner in which the Company will conduct an internal feasibility review to determine the suitability of certain leased property for a sublease or license to Spinco. Following such review, the Company and Spinco may agree to (i) enter into a sublease or license of a portion of a leased property, or (ii) secure an alternative location and/or remote work arrangement for employees and operations which would otherwise have continued at such leased property.

The foregoing description of the Real Estate Matters Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Real Estate Matters Agreement, which is filed as Exhibit 4.13 to this Form 20-F and is incorporated herein by reference.

Tax Matters Agreement

The Tax Matters Agreement sets forth, among other things, the parties’ respective rights, responsibilities and obligations with respect to taxes of Spinco, the Company, the Buyer and their respective subsidiaries (including taxes arising in the ordinary course of business and taxes imposed in connection with the Proposed Transaction), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters. Generally, the Company will be responsible for taxes incurred by Spinco and its subsidiaries through the date of the Equity Sale, and Spinco (and the Buyer through its ownership of Spinco) will be responsible for taxes incurred by Spinco and its subsidiaries following the date of the Equity Sale. The Company will also generally be responsible for any taxes imposed on Spinco in connection with the Proposed Transaction, taxes imposed on Spinco for taxable periods ending on or before the date of the Equity Sale, and taxes incurred as a result of the Separation.

The foregoing description of the Tax Matters Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tax Matters Agreement, which is filed as Exhibit 4.14 to this Form 20-F and is incorporated herein by reference.

Support Agreement

The Support Agreement contains, among other things, an agreement by De Agostini not to directly or indirectly, and not to permit any of its affiliates to, engage in, manage or operate (or own an equity interest in any person who engages in, manages or operates), anywhere in the world, any business that competes with the Restricted Business (as defined in the Support Agreement), so long as a designee of De Agostini or its affiliates is serving as a member of the board of directors or similar body of the Buyer or an affiliate thereof or De Agostini and its affiliates collectively own at least 10% of the outstanding equity interests of the Buyer. The Support Agreement also contains certain restrictions on the transfer of all of the shares of capital stock of the Company owned or subsequently acquired by De Agostini if doing so would reasonably be expected to prevent, materially impede or materially delay consummation of the Proposed Transaction, and a requirement to make and not withdraw certain regulatory filings, and to provide information in support of the financing and filings with the SEC necessary in connection with the consummation of the Proposed Transaction. The Support Agreement also provides that De Agostini may not disclose certain information regarding the Company or Everi to the Buyer and its affiliates. The Support Agreement automatically terminates upon the earliest of the Closing, the valid termination of the Merger Agreement and the valid termination of the Separation Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 4.15 to this 20-F and is incorporated by reference herein.

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

E.        Taxation

Material U.S. Federal Income Tax Considerations

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

This discussion does not address any non-income tax considerations or any state, local or non-U.S. tax consequences. For purposes of this discussion, a “U.S. holder” means a beneficial owner of the Parent’s ordinary shares that is, for U.S. federal income tax purposes:

•an individual who is a citizen or resident of the U.S.;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof or the District of Columbia;
•an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust if: (1) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (2) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

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

The gross amount of the dividends paid by the Parent to non-corporate U.S. holders may be eligible to be taxed at reduced rates of U.S. federal income tax applicable to “qualified dividend income.” Recipients of dividends from non-U.S. corporations will be taxed at this rate, provided that certain holding period requirements are satisfied and certain other requirements are met, if the dividends are received from “qualified foreign corporations,” which generally include corporations eligible for the benefits of an income tax treaty with the U.S. that the U.S. Secretary of the Treasury determines is satisfactory and includes an information exchange program. The U.S. Department of the Treasury and the IRS have determined that the U.K.- U.S. Income Tax Treaty is satisfactory for these purposes and the Parent believes that it is eligible for benefits under such treaty. Dividends paid with respect to stock of a foreign corporation which stock is readily tradable on an established securities market in the U.S. will also be treated as having been received from a “qualified foreign corporation.” The U.S. Department of the Treasury and the IRS have determined that common stock is considered readily tradable on an established securities market if it is listed on an established securities market in the U.S., such as the NYSE.

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

Material U.K. Tax Considerations

The following summary is intended to apply only as a general guide to certain U.K. tax considerations, and is based on current U.K. tax law and current published practice of His Majesty’s Revenue and Customs (“HMRC”), both of which are subject to change at any time, possibly with retrospective effect. It relates only to certain limited aspects of the U.K. taxation treatment of investors who are resident and, in the case of individuals, domiciled or deemed domiciled in (and only in) the U.K. for U.K. tax purposes (except to the extent that the position of non-U.K. resident shareholders is expressly referred to), who will hold the Parent’s ordinary shares as investments (other than under an individual savings account or a self-invested personal pension) and who are the absolute beneficial owners of the Parent’s ordinary shares. The statements may not apply to certain classes of investors such as (but not limited to) persons acquiring their ordinary shares in connection with an office or employment, dealers in securities, insurance companies, pension schemes, qualifying asset holding companies, and collective investment schemes.

Any shareholder or potential investor should obtain advice from his or her own investment or taxation advisor.

Dividends

The Parent will not be required to withhold U.K. tax at the source from dividend payments it makes.

U.K. resident individual shareholders

All dividends received by an individual shareholder from the Parent or from other sources will form part of that shareholder’s total income for income tax purposes and will constitute the top slice of that income. For the tax year 2024/2025, to the extent that the dividends they receive (whether from the Parent or other companies) exceed the tax free dividend allowance of £500, they are taxed on such dividends at either 8.75% (to the extent shareholders are liable to tax only at the basic rate), 33.75% (to the extent shareholders are liable to pay tax at the higher rate) or 39.35% (to the extent shareholders are liable to pay tax at the additional rate). It is expected that the dividend tax rates will remain at the current rates from April 6, 2025 for the new tax year 2025/2026.

U.K. resident corporate shareholders

A corporate shareholder resident in the U.K. for tax purposes which is a “small company” for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 will not be subject to U.K. corporation tax on any dividend received from the Parent provided that certain conditions are met (including an anti-avoidance condition).

Other corporate shareholders resident in the U.K. for tax purposes will not be subject to U.K. corporation tax on any dividend received from the Parent so long as the dividends fall within an exempt class and certain conditions are met. For example (and without limitation), (i) dividends paid on ordinary shares that are not redeemable and do not carry any present or future preferential rights to dividends or to a company’s assets on its winding up; and (ii) dividends paid to a person holding less than a 10% interest in the Parent, should generally fall within an exempt class. However, the exemptions mentioned above are not comprehensive and are subject to anti-avoidance rules.

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

If an individual shareholder becomes liable to U.K. capital gains tax on the disposal of the Parent’s ordinary shares, the applicable rate (from 30 October 2024) will be either 18% to the extent shareholders are liable to tax only at the basic rate or 24% (to the extent shareholders are liable to pay tax at the higher rate or the additional rate), respectively (save in some limited circumstances).

If a corporate shareholder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ordinary shares, the main rate of U.K. corporation tax (currently, 25%) would apply, subject to any exemptions, reliefs and/or allowable losses.

A shareholder which is not resident in the U.K. for tax purposes should not normally be liable to U.K. taxation on chargeable gains on a disposal or deemed disposal of the Parent’s ordinary shares unless the person is carrying on (whether solely or in a partnership) a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate holder of ordinary shares, through a permanent establishment) to which the ordinary shares are attributable. However, an individual shareholder who has ceased to be resident in the U.K. for a period of less than five (5) years (and had U.K. residence for at least four (4) out of the seven (7) tax years immediately prior to the year of departure) and who disposes of the Parent’s ordinary shares during that period of temporary non-residence may be liable upon return to the U.K. (or upon ceasing to be regarded as resident outside the U.K.) to U.K. taxation on any capital gain so realized (subject to any available exemption or relief).

Diverted Profits Tax

The U.K. diverted profits tax (“DPT”) is currently separate from U.K. corporation tax and is charged at a higher rate of 31% (subject to certain limited exceptions). It is an anti-avoidance measure aimed at protecting the U.K. tax base against the artificial diversion of profits that are being earned by activities carried out in the U.K. but which are not otherwise being taxed in the U.K., in particular as a result of arrangements amongst companies in the same multinational group. The U.K.’s network of double tax treaties does not currently offer protection from a DPT charge. In the event that the rules apply to certain arrangements, then upfront payment of HMRC’s estimate of the deemed tax liability may be required. If any of our U.K. or non-U.K. companies is liable for DPT as a result of intra-group arrangements, this could have a material adverse effect on the Company’s and/or the Parent’s results. HMRC’s response to the June 19, 2023 consultation to reform U.K. law in relation to transfer pricing, permanent establishment, and DPT, published on January 16, 2024, proposed to remove DPT’s status as a separate tax and bring in an equivalent charge to U.K. corporation tax. Broadly, that reform would be intended to clarify the relationship between DPT and transfer pricing and provide access to treaty benefits for DPT.

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

At December 31, 2024 and 2023, approximately 25% and 28% of the Company’s debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Revolving Credit Facilities and Euro Term Loan Facilities due January 2027. At December 31, 2024 and December 31, 2023, the Company did not hold any interest rate swaps.

A hypothetical 100 basis points increase in interest rates for 2024 and 2023, with all other variables held constant, would have resulted in approximately $9 million and $11 million, of incremental interest expense attributed to continuing operations, respectively, and approximately $4 million of incremental interest expense attributed to discontinued operations for both periods.

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

The principal foreign currency to which the Company is exposed is the euro. A hypothetical 10% decrease in the year end U.S. dollar to euro exchange rate, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $86 million and $110 million for December 31, 2024 and 2023, respectively. Our euro exposure primarily arises from euro denominated long-term debt. Based on our long-term forecast, the Company undertakes to match and maintain the mix of euro denominated debt to the mix of euro sourced EBITDA.

From time to time, the Company’s subsidiaries enter into foreign currency forward and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues, and certain assets and liabilities denominated in foreign currencies. These contracts generally have average maturities of 12 months or less, and are regularly renewed to provide continuing coverage throughout the year. It is the Company’s policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximize hedge effectiveness.

At December 31, 2024, the Company’s subsidiaries had forward contracts for the sale of approximately $93 million of foreign currency (primarily euro, Canadian dollar, Swiss franc, New Taiwan dollar, and Colombian Peso) and the purchase of approximately $918 million of foreign currency (primarily euro, U.S. dollar, British pounds, and Mexican peso).

At December 31, 2023, the Company’s subsidiaries had forward contracts for the sale of approximately $79 million of foreign currency (primarily Canadian dollar, Australian dollar, Swiss franc, Czech koruna, and New Taiwan dollar) and the purchase of approximately $229 million of foreign currency (primarily U.S. dollar, British pounds, Canadian dollar, euro, and Mexican peso).

Translation Risk

Certain of the Company’s subsidiaries are located in countries that are outside of the U.S., in particular the Eurozone. As the Company’s reporting currency is the U.S. dollar, the income statements of those entities are converted into U.S. dollars using the average exchange rate for the period, and while revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs, and the result in U.S. dollars. The monetary assets and liabilities of consolidated entities that have a reporting currency other than the U.S. dollar are translated into U.S. dollars at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the Consolidated Statements of Shareholders’ Equity within accumulated other comprehensive income.

The Company’s foreign currency exposure primarily arises from changes between the U.S. dollar and the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have increased equity by $60 million and $52 million for 2024 and 2023, respectively.

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
As required by Rule 13a-15(b) under the Exchange Act, an evaluation of the effectiveness of the IGT’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2024 was conducted under the supervision and with the participation of its management including its CEO and CFO. Based on this evaluation, its CEO and CFO concluded that its disclosure controls and procedures were effective as of December 31, 2024 at a reasonable assurance level.

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
IGT’s management assessed the effectiveness of internal control over financial reporting as of December 31, 2024 based upon the framework presented in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.

IGT’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 as stated in their report appearing in “Report of Independent Registered Public Accounting Firm” included in “Item 18. Financial Statements.”

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.        Audit Committee Financial Expert

The Parent’s Board of Directors has deemed Maria Pinelli, chairperson of the Audit Committee, and Alberto Dessy and Heather McGregor, both members of the Audit Committee, to qualify as audit committee financial experts. Ms. Pinelli, Mr. Dessy and Ms. McGregor are independent directors under the NYSE standards.

Item 16B.        Code of Ethics

IGT has adopted a Code of Ethics for Principal Executive Officer and Senior Financial Officers (the “Code of Ethics” or “Code”), which is applicable to its principal executive officer, principal financial officer, the principal accounting officer and controller, and any persons performing similar functions (each, a “Covered Officer”). The Code of Ethics was most recently reviewed and approved by the Board on November 7, 2024, with updates incorporated to: (i) allow the General Counsel and Audit Committee or any of its delegates to review and potentially approve any actual or potential conflicts of interest in lieu of the Board; and (ii) clarify that employees responsible for preparing, reviewing, or verifying filings and communications carry the responsibility to ensure they meet the reporting standards established within the Code. This Code of Ethics is available on the Company’s website, www.IGT.com, and may be found as follows: from the main page, first click on “Explore IGT” and then on “Investor Relations” and then on “ESG” and then on “Governance Documents.” The information contained on the Company’s website is not included in, or incorporated by reference into, this Annual Report on Form 20-F. To the extent that the Company amends any provision of the Code, or grants any waiver from a provision of the Code, to any Covered Officer, the Company intends to disclose such amendment or waiver on the “Governance Documents” page within the “ESG” section of the Company’s website at www.IGT.com.

Item 16C.        Principal Accountant Fees and Services

PricewaterhouseCoopers LLP (“PwC US”) has been serving as the Company’s independent auditor since 2015.

Aggregate fees for professional services and other services rendered by PwC US and its foreign entities belonging to the PwC network in 2024 and 2023, all of which were approved by the Audit Committee pursuant to its policies and procedures, were as follows:

	For the year ended December 31,
($ in millions)	2024	2023
Audit fees	12	10
Audit-related fees	7	3
Tax fees	3	2
	22	15

•Audit fees consist of professional services performed in connection with the annual financial statements and include amounts incurred for our Proposed Transaction, as defined in “Notes to the Consolidated Financial Statements—3. Discontinued Operations and Assets Held for Sale” included in “Item 18. Financial Statements.”
•Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and agreed upon procedures for certain financial statement areas. The audit-related fees include amounts incurred for our Proposed Transaction.
•Tax fees consist of professional services for tax planning and compliance. The tax fees include professional services incurred for our Proposed Transaction.
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

Item 16D.        Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 15, 2021, the Parent’s Board of Directors authorized a share repurchase program pursuant to which the Company may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. The share repurchase program was publicly announced on November 16, 2021. At the Parent’s 2024 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 20 million of the Parent’s ordinary shares. This authority remains valid until November 13, 2025, unless previously revoked, varied, or renewed at the Parent’s 2025 annual general meeting.

The Company did not execute any share repurchase transactions during the year ended December 31, 2024.

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

Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.    Insider Trading Policies

The Company has adopted a Securities Trading Policy governing the purchase, sale, and/or other dispositions of the registrant’s securities by directors, officers and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards. This description is qualified by reference to the Company’s Securities Trading Policy, which is filed herewith as Exhibit 11.1.

Item 16K.    Cybersecurity

Cybersecurity Risk Management Processes

As discussed in Part I, Item 3.D – Risk Factors, the Company faces an evolving cybersecurity and information security risk landscape that could impact the achievement of strategic, financial and operational objectives. While it is not possible to identify or anticipate every cybersecurity and information security risk, the Company has developed, implemented, and maintained cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. These include processes for assessing, identifying, and managing material risks from cyber and information security threats, which are incorporated into the Company’s enterprise risk management program, and we test, evaluate, and evolve our processes, security measures, and incident response, as appropriate.

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

GIS maintains information and cyber security risk management practices and processes designed to identify, analyze, evaluate and address various cybersecurity threats faced by the Company. Any potential cybersecurity incident could adversely affect the confidentiality, integrity or availability of our information systems or any information residing therein, and these threats include external attempts to breach and compromise systems, social engineering, insider threats, mishandling of or failure to comply with security policies and not adhering to published guidance on how to operate in accordance with cybersecurity practices. To mitigate our cybersecurity risk, GIS has designed various cybersecurity processes to prevent, detect, report, mitigate and remediate threats and vulnerabilities and protect the confidentiality, integrity and availability of information. Under the supervision of the CIO, the Chief Information Security Officer (the “CISO”) oversees the Company’s information security programs maintained throughout the organization and ensures the integration of policies, procedures and controls into business processes.

GIS performs certain operational aspects of the information and cyber security program by partnering with business units and senior management to conduct ongoing impact and risk assessment. The GIS team serves as the Company’s first level of information and cyber security defense monitoring, with responsibility for identifying and escalating cybersecurity incidents pursuant to established internal procedures. When a cybersecurity incident occurs, GIS coordinates and provides timely, organized, and informed responses to mitigate the damage or loss to the Company’s IT systems, network and data and to minimize economic, reputational and other harms to the Company and its customers, employees and partners.

Cybersecurity Governance and Oversight Responsibilities

To support the effectiveness of the information and cyber security risk management practices, the Company has implemented a program and governance model that describes the roles, responsibilities and expectations across the Company:

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
•Information and Cyber Security Program Owners: The Senior Vice President, CIO, and Vice President, CISO own the GIS Information and Cyber Security Program. The CISO operates the Company’s cyber and information security program under the direct supervision of the CIO, and the CIO reports directly into the Company’s CFO.
•Information and Security Governance Committee (or the “ISGC”): The ISGC, comprised of senior management and led by the CISO, reviews GIS policies, standards and other governance documents at least annually, or upon need of a significant change. Decisions and recommendations from the committee are communicated to executive management and the Board, as appropriate, by the CISO.

•Cybersecurity Incident Response Committee (or the “CIRC”): The Company has established a cross-functional CIRC charged with reviewing significant cybersecurity incidents escalated by the CISO to complete a materiality analysis to support the identification of appropriate steps, which may include disclosure in accordance with applicable SEC rules and regulation and other law.
•Senior Management: Senior management is responsible for collaborating with GIS to implement information and cyber security processes into business operations or functional areas, as appropriate.

Cybersecurity and Our Products and Services

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

IGT’s GIS team focuses on early detection of risks, including cybersecurity threats, through a variety of testing methods that are selected and implemented to align with industry best practices, which include penetration and vulnerability scanning of systems and environments. Findings from these tests are tracked to remediation and reported to executive management (including the Chief Financial Officer, General Counsel, Chief Accounting Officer, and Chief Audit Executive) and the Audit Committee.

In addition to the Company’s monitoring capabilities, internal and external parties can also escalate a suspected information or cyber security threat to GIS through an automated reporting system. As needed, the GIS team coordinates a response with other departments (including the Legal department and executive team) by way of the CISO. If management deems a cybersecurity incident material, the Company will report the cybersecurity incident consistent with applicable rules and regulations, including those of the SEC. GIS also introduced the Third-Party Risk Assessments program to evaluate the potential impact of IGT vendors on the business from various security threat vectors and monitors the overall cyber security health of IGT’s critical vendors. Information security monitoring of vendors is managed through GIS, in collaboration with the Company’s procurement team.

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

2.5
Third Supplemental Indenture dated as of September 19, 2013 between International Game Technology, as the Company, and Wells Fargo Bank, National Association, as the Trustee (Creating a Series of Securities Designated 5.350% Notes due 2023) (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by International Game Technology on September 19, 2013).

2.6
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

2.7
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
2.8
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

2.90
Observer Agreement with an effective date of November 8, 2023, between the Company and De Agostini S.p.A. (incorporated herein by reference to Exhibit 2.10 to the Company's Annual Report on Form 20-F filed by International Game Technology PLC on March 12, 2024).

2.10
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

2.13
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

2.16
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

2.17	Description of the registrant’s securities registered pursuant to Section 12 of the Exchange Act.

2.18
Commitment Letter by and among Ignite Rotate LLC, Deutsche Bank AG New York Branch (and its affiliates), Macquarie Capital (USA) Inc. (and its affiliates) and Everi Holdings Inc., dated as of February 28, 2024 (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 6-K filed by International Game Technology PLC on February 29, 2024)

2.19
Indenture dated September 18, 2024 among IGT Lottery Holdings B.V., as the Issuer, and the Guarantors named therein, BNY Mellon Corporate Trust Services Limited, as Trustee, The Bank of New York Mellon, London Branch, as paying agent, The Bank of New York Mellon, London Branch, as paying agent, The Bank of New York Mellon SA/NV, Dublin Branch, as registrar and transfer agent, and Mediobanca - Banca di Credito Finanziario S.p.A., as security agent, with respect to the 4.250% Senior Secured Notes due 2030.

Exhibit	Description

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
Exclusive License Agreement between International Game Technology PLC and Califon Productions, Inc. dated June 1, 2023 (incorporated herein by reference to Exhibit 4.9 of the Company’s Annual Report on Form 20-F filed by International Game Technology PLC on March 12, 2024).

4.10
Agreement and Plan of Merger by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc., Voyager Parent, LLC and Voyager Merger Sub, Inc., dated as of July 26, 2024 (incorporated herein by reference to Exhibit 2.1 of the Company's Current Report on Form 6-K filed by International Game Technology PLC on July 26, 2024)

4.11
Separation and Sale Agreement by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc. and Voyager Parent, LLC, dated as of July 26, 2024 (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K filed by International Game Technology PLC on July 26, 2024)

4.12
Employee Matters Agreement by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc. and Voyager Parent, LLC, dated as of July 26, 2024 (incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 6-K filed by International Game Technology PLC on July 26, 2024)

Exhibit	Description
4.13
Real Estate Matters Agreement by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc. and Voyager Parent, LLC, dated as of July 26, 2024 (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 6-K filed by International Game Technology PLC on July 26, 2024)

4.14
Tax Matters Agreement by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc. and Voyager Parent, LLC, dated as of July 26, 2024 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 6-K filed by International Game Technology PLC on July 26, 2024)

4.15
Support Agreement by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc., De Agostini S.p.A. and Voyager Parent, LLC dated as of July 26, 2024 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 6-K filed by International Game Technology on July 26, 2024)

8.1	List of Subsidiaries of the Registrant

11.1	Securities Trading Policy

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Executive Chair

12.3	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Certification of the Chief Executive Officer and Executive Chair Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP

97	IGT Executive Compensation Recoupment Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Portions of this exhibit have been omitted.
Note: There have not been filed as exhibits to this Form 20-F certain long-term debt instruments, none of which relates to indebtedness that exceeds 10% of the consolidated assets of International Game Technology PLC. International Game Technology PLC agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of International Game Technology PLC and its consolidated subsidiaries.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ MASSIMILIANO CHIARA
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: February 25, 2025

ITEM 18. FINANCIAL STATEMENTS

INTERNATIONAL GAME TECHNOLOGY PLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of International Game Technology PLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of International Game Technology PLC and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue Recognition – Identifying and Evaluating Contractual Terms and Conditions

As described in Notes 2 and 4 to the consolidated financial statements, the Company generated service and product revenues of $2,363 million and $149 million, respectively, for the year ended December 31, 2024. The Company often enters into contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. As disclosed by management, judgment is applied in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition.

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
February 25, 2025

We have served as the Company’s auditor since 2015.

International Game Technology PLC
Consolidated Balance Sheets
($ and shares in millions, except per share amounts)

		December 31,
	Notes	2024	2023
Assets
Current assets:
Cash and cash equivalents		584	508
Restricted cash and cash equivalents		120	146
Trade and other receivables, net	5	468	403
Inventories, net	6	113	110
Other current assets	7	114	141
Assets held for sale	3	4,765	816
Total current assets		6,165	2,123
Systems, equipment and other assets related to contracts, net	10	581	622
Property, plant and equipment, net	10	85	74
Operating lease right-of-use assets	11	102	103
Goodwill	13	2,650	2,678
Intangible assets, net	14	89	87
Other non-current assets	7	606	835
Assets held for sale	3	—	3,943
Total non-current assets		4,113	8,342
Total assets		10,278	10,465

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		718	643
Current portion of long-term debt	15	208	—
Short-term borrowings	15	—	16
Other current liabilities	16	619	561
Liabilities held for sale	3	1,142	472
Total current liabilities		2,687	1,691
Long-term debt, less current portion	15	5,153	5,655
Deferred income taxes	17	170	178
Operating lease liabilities	11	83	88
Other non-current liabilities	16	125	129
Liabilities held for sale	3	—	771
Total non-current liabilities		5,530	6,821
Total liabilities		8,217	8,513
Commitments and contingencies	18
Shareholders’ equity
Common stock, par value $0.10 per share; 209 shares issued and 202 shares outstanding at December 31, 2024; 207 shares issued and 200 shares outstanding at December 31, 2023		21	21
Additional paid-in capital		1,931	2,065
Retained deficit		(660)	(1,008)
Treasury stock, at cost; 7 shares at December 31, 2024 and December 31, 2023	19	(156)	(156)
Accumulated other comprehensive income	19	516	521
Total IGT PLC’s shareholders’ equity		1,652	1,443
Non-controlling interests		409	510
Total shareholders’ equity		2,061	1,952
Total liabilities and shareholders’ equity		10,278	10,465

The accompanying notes are an integral part of these Consolidated Financial Statements.

International Game Technology PLC
Consolidated Statements of Operations
($ and shares in millions, except per share amounts)

		For the year ended December 31,
	Notes	2024	2023	2022
Service revenue	4	2,363	2,358	2,440
Product sales	4	149	171	157
Total revenue	4	2,512	2,529	2,597

Cost of services		1,227	1,207	1,280
Cost of product sales		117	112	120
Selling, general and administrative		393	407	400
Research and development		45	37	45
Restructuring	12	39	13	7
Other operating expense, net		5	—	3
Total operating expenses		1,826	1,777	1,854

Operating income		686	752	743

Interest expense, net	15	206	207	216
Foreign exchange (gain) loss, net		(52)	44	17
Gain on sale of business		—	—	(278)
Other non-operating expense, net		11	13	15
Total non-operating expenses (income)		165	264	(29)
Income from continuing operations before provision for income taxes	17	521	488	772
Provision for income taxes	17	250	223	212
Income from continuing operations		271	265	560
Income (loss) from discontinued operations, net of tax	3	238	43	(146)
Net income		508	307	414
Less: Net income attributable to non-controlling interests from continuing operations		154	149	139
Less: Net income attributable to non-controlling interests from discontinued operations	3	6	2	—
Net income attributable to IGT PLC		348	156	275

Net income from continuing operations attributable to IGT PLC per common share - basic	21	0.58	0.58	2.08
Net income from continuing operations attributable to IGT PLC per common share - diluted	21	0.57	0.57	2.07
Net income attributable to IGT PLC per common share - basic	21	1.73	0.78	1.36
Net income attributable to IGT PLC per common share - diluted	21	1.71	0.77	1.35
Weighted-average shares - basic	21	202	200	202
Weighted-average shares - diluted	21	204	203	203

The accompanying notes are an integral part of these Consolidated Financial Statements.

International Game Technology PLC
Consolidated Statements of Comprehensive Income
($ in millions)

		For the year ended December 31,
	Notes	2024	2023	2022
Net income		508	307	414
Foreign currency translation adjustments, net of tax	19	(29)	4	90
Unrealized gain (loss) on hedges, net of tax	19	4	1	(1)
Unrealized gain on other, net of tax	19	—	—	1
Other comprehensive (loss) income, net of tax	19	(25)	4	91
Comprehensive income		483	312	505
Less: Comprehensive income attributable to non-controlling interests		140	164	112
Comprehensive income attributable to IGT PLC		343	148	392

The accompanying notes are an integral part of these Consolidated Financial Statements

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)

		For the year ended December 31,
	Notes	2024	2023	2022
Cash flows from operating activities
Net income		508	307	414
Less: Income (loss) from discontinued operations, net of tax	3	238	43	(146)
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations:
Amortization of upfront license fees		198	199	193
Depreciation		171	176	181
Stock-based compensation	20	38	34	34
Amortization		33	40	45
Gain on sale of business	3	—	—	(278)
Deferred income taxes	17	(36)	(36)	(42)
Foreign exchange (gain) loss, net		(52)	44	17
Other non-cash items, net		14	14	16
Changes in operating assets and liabilities, excluding the effects of divestitures:
Trade and other receivables		(85)	(55)	114
Inventories		(5)	(21)	(17)
Accounts payable		88	82	(60)
Accrued interest payable		(16)	—	(15)
Accrued income taxes		45	111	(29)
Other assets and liabilities		23	63	14
Net cash provided by operating activities from continuing operations		689	916	734
Net cash provided by operating activities from discontinued operations		341	125	165
Net cash provided by operating activities		1,030	1,040	899

Cash flows from investing activities
Capital expenditures		(149)	(147)	(162)
Proceeds from sale of business, net of cash and restricted cash transferred	3	—	—	476
Other investing activities, net		—	(3)	13
Net cash (used in) provided by investing activities from continuing operations		(150)	(151)	328
Net cash used in investing activities from discontinued operations		(207)	(242)	(159)
Net cash (used in) provided by investing activities		(357)	(393)	168

Cash flows from financing activities
Principal payments on long-term debt	15	(500)	(801)	(597)
Net (repayments of) proceeds from Revolving Credit Facilities		(175)	609	72
Net (payments of) proceeds from short-term borrowings		(16)	13	(51)
Net receipts from financial liabilities		24	1	75
Proceeds from long-term debt		556	—	—
Repurchases of common stock		—	—	(115)
Dividends paid		(161)	(160)	(161)
Dividends paid - non-controlling interests		(159)	(151)	(176)
Return of capital - non-controlling interests		(73)	(74)	(75)
Other financing activities, net		(32)	(28)	(34)
Net cash used in financing activities from continuing operations		(536)	(592)	(1,063)
Net cash used in financing activities from discontinued operations		(50)	(46)	(3)
Net cash used in financing activities		(586)	(638)	(1,065)

Net increase in cash and cash equivalents and restricted cash and cash equivalents		87	10	2
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents		(51)	(11)	(70)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period		739	740	808
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		775	739	740
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations		71	86	99
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		704	653	642

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)

	For the year ended December 31,
	2024	2023	2022
Supplemental disclosures of cash flow information for continuing operations:
Cash paid during the period for:
Interest	221	208	228
Income taxes	241	149	283

Non-cash investing activities:
Capital expenditures	38	20	24

The accompanying notes are an integral part of these Consolidated Financial Statements.

International Game Technology PLC
Consolidated Statements of Shareholders’ Equity
($ in millions)

	Common Stock	Additional Paid-In Capital	Retained (Deficit) Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total IGT PLC Equity	Non Controlling Interests	Total Equity
Balance at December 31, 2021	21	2,329	(1,439)	(41)	412	1,282	689	1,971

Net income	—	—	275	—	—	275	139	414
Other comprehensive income (loss), net of tax	—	—	—	—	117	117	(27)	91
Total comprehensive income	—	—	275	—	117	392	112	505

Capital increase	—	—	—	—	—	—	3	3
Stock-based compensation	—	41	—	—	—	41	—	41
Shares issued under stock award plans	—	(8)	—	—	—	(8)	—	(8)
Shares issued upon exercise of stock options	—	(2)	—	—	—	(2)	—	(2)
Repurchases of common stock	—	—	—	(115)	—	(115)	—	(115)
Return of capital	—	—	—	—	—	—	(76)	(76)
Dividends declared	—	(161)	—	—	—	(161)	(179)	(341)
Balance at December 31, 2022	21	2,199	(1,164)	(156)	529	1,429	550	1,979

Net income	—	—	156	—	—	156	151	307
Other comprehensive (loss) income, net of tax	—	—	—	—	(8)	(8)	13	4
Total comprehensive income (loss)	—	—	156	—	(8)	148	164	312

Capital increase	—	—	—	—	—	—	27	27
Stock-based compensation	—	41	—	—	—	41	—	41
Shares issued under stock award plans	—	(15)	—	—	—	(15)	—	(15)
Return of capital	—	—	—	—	—	—	(73)	(73)
Dividends declared	—	(160)	—	—	—	(160)	(158)	(318)
Balance at December 31, 2023	21	2,065	(1,008)	(156)	521	1,443	510	1,952

Net income	—	—	348	—	—	348	160	508
Other comprehensive loss, net of tax	—	—	—	—	(5)	(5)	(20)	(25)
Total comprehensive income (loss)	—	—	348	—	(5)	343	140	483

Capital increase	—	—	—	—	—	—	2	2
Stock-based compensation	—	44	—	—	—	44	—	44
Shares issued under stock award plans	—	(17)	—	—	—	(17)	—	(17)
Return of capital	—	—	—	—	—	—	(73)	(73)
Dividends declared	—	(161)	—	—	—	(161)	(170)	(331)
Balance at December 31, 2024	21	1,931	(660)	(156)	516	1,652	409	2,061

The accompanying notes are an integral part of these Consolidated Financial Statements.

International Game Technology PLC
Notes to the Consolidated Financial Statements

1.    Description of Business
International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming delivering entertaining and responsible gaming experiences for players worldwide. Leveraging a wealth of compelling content, continuous investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world and create value by adhering to the highest standards of service, integrity, and responsibility.
On February 28, 2024, the Parent entered into definitive agreements (the “February 2024 Agreements”) with Everi Holdings Inc. (“Everi”), pursuant to which the Parent planned to separate its Gaming & Digital businesses (“IGT Gaming”) by way of a taxable spin-off to the Parent’s shareholders and then immediately combine such businesses with Everi. The transaction contemplated by the February 2024 Agreements was expected to close in late 2024 or early 2025.
On July 26, 2024, the Parent and Everi entered into definitive agreements (the “Transaction Agreements”) whereby IGT Gaming and Everi will be simultaneously acquired by a newly formed holding company (‘the Combined Company”) owned by the Apollo Funds in an all-cash transaction (the “Proposed Transaction”). In connection with the entry into the Transaction Agreements, the February 2024 Agreements were terminated.
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

We have reflected the financial results of IGT Gaming as discontinued operations in our consolidated statements of operations and reflected the assets and liabilities of IGT Gaming as held for sale in our consolidated balance sheets, for all periods presented. Retrospective reclassifications have been made to prior period financial statements and disclosures to present IGT Gaming as discontinued operations (see Note 3. Discontinued Operations and Assets Held for Sale). Unless otherwise noted, amounts and disclosures included herein relate to our continuing operations.

Change in Segment Reporting
Prior to the three months ended March 31, 2024, we operated as three operating segments: Global Lottery, Global Gaming, and PlayDigital. During the first quarter of 2024, our chief operating decision maker, who is also our Chief Executive Officer, determined to change the information that he regularly reviews for purposes of allocating resources and assessing financial performance, prompting a change in our operating segments and reporting units. As a result, beginning in the first quarter of 2024, we combined the activities that were previously included within our Global Gaming and PlayDigital segments into one operating segment, named Gaming & Digital. The change in reporting structure did not change the composition of our reporting units, as we simply combined two reporting units into one, therefore we were not required to reallocate goodwill to the reporting units. No changes were made to our Global Lottery segment.
In the third quarter of 2024, as a result of entering into the Transaction Agreements as discussed in Note 3. Discontinued Operations and Assets Held for Sale, the former Gaming & Digital segment, which is fully included in IGT Gaming, has been classified as discontinued operations. Our chief operating decision maker (“CODM”) manages the continuing operations as a single segment for the purposes of assessing performance and making operating decisions. All significant operating decisions are based upon an analysis of the continuing business as one operating segment, which is the same as its reporting segment. All required segment information can be found in these consolidated financial statements.

Assets and Liabilities Held for Sale
We classify a group of assets and liabilities (disposal group) to be sold in a single or concurrent transactions as held for sale in the period in which all of the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the disposal group; (b) the disposal group is available for immediate sale in its present condition subject to terms customary for sales of such disposal groups; (c) an active program to locate a buyer and other actions required to complete the plan to sell the disposal group have been initiated; (d) the sale of the disposal group is probable, and transfer of the disposal group is expected to qualify for recognition as a completed sale within one year; (e) the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
We initially measure a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until the date of sale. We assess the fair value of a disposal group, less any costs to sell, in each reporting period it remains classified as held for sale and report any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the carrying value of the disposal group at the time it was initially classified as held for sale.

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

New Accounting Standards - Recently Adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The amendments create additional disclosure requirements with respect to segment financial information. In addition to disclosing the specific segment expenses already required by ASC 280, reporting entities are required to disclose significant segment expense categories and amounts that are regularly provided to the CODM. The name of the individual or group serving as the CODM must be disclosed in addition to how the CODM uses each reported segment measure of profit or loss to assess performance and allocate resources. Nearly all numerical information must be reported during interim periods. We adopted ASU 2023-07 as of December 31, 2024 and applied the amendments retrospectively. The adoption did not have a material impact on our consolidated financial statements or notes therein.

New Accounting Standards - Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures. The amendments create additional disclosure requirements with respect to income tax information. Entities must disclose certain categories in the income tax rate reconciliation of the effective and statutory tax rates along with explanations for reconciling items that are not otherwise evident. The disclosures also require disaggregation of income taxes paid by federal (national), state, or foreign as well as by individual jurisdiction. Additionally, the amendments codify certain disclosures related to income (loss) before provision for income taxes and provision for income taxes that had been required by the SEC’s Regulation S-X. The amendments remove disclosure requirements related to potential unrecognized tax benefit changes in the next twelve months. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, and early adoption is permitted. We expect to adopt ASU 2023-09 upon the effective date and expect to apply the amendments prospectively.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendment requires additional disclosure, in tabular format, about specific types of expenses included within the expense captions presented on the face of the income statement, including amounts for: (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) certain expenses that are already required to be disclosed under current GAAP. In addition, the amendment requires a qualitative description for the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and disclosure of total selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. We expect to adopt ASU 2024-03 upon the effective date and expect to apply the amendment prospectively.

There are no additional new accounting standards not yet adopted for the year ended December 31, 2024 with a significant effect on the Consolidated Financial Statements.

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

We generally expense incremental costs of obtaining a contract (e.g., sales commissions) when incurred because the amount is immaterial. These costs are recorded within selling, general and administrative expenses in our Consolidated Statements of Operations. For certain of our long-term contracts, recoverable costs are capitalized and amortized on a straight-line basis over the expected customer relationship period.

In determining the transaction price, we do not account for significant financing components if the period between when we transfer the promised service or product to the customer and when the customer pays for that service or product will be one year or less.

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

Advertising

Advertising costs, which primarily consist of outside marketing services, trade shows and conferences, sponsorships, and other general costs associated with marketing the Company’s products and services, are expensed as incurred. Advertising expense was $16 million, $14 million, and $14 million for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents consist primarily of cash balances related to our Italian Lotto and Italian Scratch & Win contracts deposited into bank accounts, the use of which is restricted based on the contract with our customer.

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

We estimate expected credit losses on receivables on a collective (pool) basis when similar risk characteristics exist. Trade and other receivables represent the initial pools which are segregated further by geography, internal risk rating, and aging. The risk of loss is assessed over the contractual life of the receivables and we adjust historical loss rates for current and future conditions based on qualitative considerations. The expected loss rate for each receivable pool is applied to the aggregate receivable balance to determine the allowance requirement. Receivables are written off against the allowance in the period they are determined to be uncollectible.

For amounts due from the majority of our Lottery customers, we have not established an allowance as we have no expectation of loss based on a long history of no credit losses and the explicit guarantee of a sovereign entity.

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

Fair Value Measurements

We account for certain financial assets and liabilities at fair value. Financial assets and liabilities are categorized, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the use of observable inputs and the lowest priority to the use of unobservable inputs. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. These levels are as follows:
•Level 1 - inputs are based upon unadjusted quoted prices for identical instruments in active markets
•Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the instruments
•Level 3 - inputs are unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability
The carrying values of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and short-term borrowings are recorded at cost, which approximates their fair values, primarily due to their short-term nature.
Derivative Financial Instruments

We use derivative financial instruments for the management of foreign currency risks. We do not enter into derivatives for speculative purposes. Derivatives are recognized as either assets or liabilities in the Consolidated Balance Sheets at fair value. All derivatives are recorded gross, except netting of foreign exchange contracts and counterparty netting of interest receivable and payable related to interest rate swaps, as applicable. The accounting for changes in the fair value of a derivative depends on the nature of the hedge and the hedge effectiveness. Cash flows from our derivatives are reported in the Consolidated Statements of Cash Flows consistent with the classification of the cash flows from the underlying hedged items.

For derivative instruments designated as cash flow hedges, gains and losses are recorded in other comprehensive (loss) income and are subsequently reclassified when the hedged item affects earnings. At that time, the amount is reclassified from other comprehensive (loss) income to the same income statement line as the earnings effect of the hedged item.

Changes in the fair value of derivative instruments not designated as hedges are recorded in foreign exchange (gain) loss, net in the Consolidated Statements of Operations.

Systems, Equipment and Other Assets Related to Contracts, Net and Property, Plant and Equipment, Net

We have two categories of fixed assets: systems, equipment and other assets related to contracts (“Systems & Equipment”) and property, plant and equipment (“PPE”).

Systems & Equipment are assets that primarily support our operating contracts and FMCs (collectively, the “Contracts”) and are principally composed of lottery assets, including those that are accounted for as operating leases with our customers. PPE are assets we use internally, not associated with Contracts, primarily related to production and assembly, selling, general and administration, and R&D.

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

Certain of our long term lottery arrangements include leases for equipment installed at customer locations. As the lessor, we combine lease and non-lease components for all classes of underlying assets in arrangements that involve operating leases. The single combined component is accounted for under ASC 842, Leases, or ASC 606, Revenue from Contracts with Customers (“ASC 606”), depending on which component is the predominant component in the arrangement. If a component cannot be combined, the consideration is allocated between the lease component and the non-lease component based on relative standalone selling price.

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

Goodwill is tested for impairment at the reporting unit level, which is the same level as our single operating segment.

Capitalized Software Development Costs

Costs incurred during the application development phase of software for services provided to customers are capitalized as internal-use software within Systems, equipment and other assets related to contracts, net and Intangible assets, net - Computer software and amortized over the useful life to cost of services in the Consolidated Balance Sheets and Consolidated Statements of Operations, respectively.

Costs incurred during the application development of software for internal use, and not for use in services provided to customers, are capitalized within Property, plant and equipment, net and amortized over the useful life to selling, general and administrative expenses in the Consolidated Balance Sheets and Consolidated Statements of Operations, respectively.

Intangible Assets

Intangible assets, which include indefinite-lived and definite-lived intangible assets, are stated at cost, less accumulated amortization and accumulated impairment losses.

Indefinite-lived intangible assets are composed of trademarks for which there is no foreseeable limit of the period over which they are expected to generate net cash inflows. Definite-lived intangible assets, which are primarily composed of customer relationships, computer software, developed technologies, and licenses, are capitalized and amortized on a straight-line basis over their estimated useful lives. Estimated useful lives are determined considering the period the assets are expected to contribute to future cash flows. Amortization of intangibles is included in cost of services, cost of product sales, or selling, general and administrative expenses in the Consolidated Statements of Operations depending on the use and nature of the asset.

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

Subsidiaries with monetary assets and liabilities denominated in a currency other than the functional currency of the subsidiary are subject to remeasurement, the impact of which is recorded in foreign exchange (gain) loss, net in the Consolidated Statements of Operations.

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

3.    Discontinued Operations and Assets Held for Sale

IGT Gaming Discontinued Operations and Assets Held for Sale

On July 26, 2024, the Parent and Everi entered into the Transaction Agreements whereby IGT Gaming and Everi will be simultaneously acquired in the Proposed Transaction. Under the terms of the Transaction Agreements, the Parent will receive approximately $4.05 billion in cash, subject to customary transaction adjustments in accordance with the Transaction Agreements, for IGT Gaming. Following the closing of the Proposed Transaction, the Combined Company will be privately owned and the Parent’s shareholders will have no further equity ownership of IGT Gaming, except for De Agostini’s investment referenced under “Item 4.  Information on the Company.” The Proposed Transaction, which is expected to be completed by the end of the third quarter of 2025, is subject to the satisfaction of customary closing conditions, including, among others: (i) final approval by Everi’s stockholders, which was received on November 14, 2024; (ii) clearance of U.S. anti-trust review, with the waiting period having expired on November 20, 2024; and (iii) receipt of regulatory approvals from gaming regulators in the jurisdictions where the Combined Company will operate.

The criteria for reporting the IGT Gaming disposal group as held for sale were met upon entering into the Transaction Agreements. The Proposed Transaction represents a strategic shift that will have a major effect on the Company’s operations and financial results and accordingly, IGT Gaming is presented in the accompanying consolidated financial statements as a discontinued operation for all periods presented.

The following represents the major classes of the IGT Gaming assets and liabilities held for sale:

	December 31,	December 31,
($ in millions)	2024	2023
Assets:
Cash and cash equivalents	63	64
Trade and other receivables, net	321	282
Inventories, net	153	207
Other current assets	254	263
Systems, equipment and other assets related to contracts, net and Property, plant and equipment, net	408	350
Goodwill	1,814	1,829
Intangible assets, net	1,432	1,468
Other non-current assets	321	295
Assets held for sale	4,765	4,758
Liabilities:
Accounts payable	139	153
Other current liabilities	408	318
Deferred income taxes	153	165
Other non-current liabilities	442	606
Liabilities held for sale	1,142	1,243

Shown below is the summarized statement of operations and selected cash flows for the IGT Gaming discontinued operations:

	For the year ended December 31,
($ in millions)	2024	2023	2022
Total revenue	1,810	1,781	1,629
Total cost of revenue	788	884	825
Selling, general and administrative	377	419	410
Interest expense, net (1)	77	78	73
Other expense, net	257	259	503
Income (loss) from discontinued operations before provision for income taxes	311	141	(184)
Provision for (benefit from) income taxes	73	98	(38)
Income (loss) from discontinued operations, net of tax	238	43	(146)
Less: Net income attributable to non-controlling interests from discontinued operations	6	2	—
Income (loss) from discontinued operations attributable to IGT PLC	231	41	(145)
(1) Includes interest expense allocated to discontinued operations for contractual and planned repayments related to $2 billion of debt that is required to be repaid as a result of the Proposed Transaction, within six months of the closing date, in accordance with our Revolving Credit Facilities’ and Term Loan Facilities’ agreements.

Continuing Involvement

The Company expects to have continuing involvement with the IGT Gaming business via a transition services agreement (“TSA”). As part of the TSA, the Company expects to provide various services such as information technology (i.e. data center hosting), human resources (i.e. payroll and benefits), and other back-office services for which the Company will receive compensation. These services generally expire after no more than two years after the Proposed Transaction closes.

In addition, the Company and IGT Gaming will license or sublicense certain software, brands, and intellectual property to one another, which are subject to expiration based on the underlying contractual or statutory terms.

With respect to the Company’s 60.0% ownership in Rhode Island VLT Company LLC (“RI VLT”), we expect to retain our ownership interest, but will enter into a management contract with IGT Gaming transferring the economic benefits to IGT Gaming following the closing of the Proposed Transaction.

	For the year ended December 31,
Selected Cash Flows from Discontinued Operations ($ millions)	2024	2023	2022
Depreciation and amortization	178	307	266

Cash paid during the period for:
Interest	82	85	70
Income taxes	98	56	52

Capital expenditures	222	252	155

Divestitures

There were no divestitures that closed during the year ended December 31, 2024.

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

The Company has continuing involvement with the business sold via a TSA. As part of the TSA, the Company provides various telecommunications, information technology, and back-office services for which the Company receives compensation. These services generally expire after no more than four (4) years.

4.    Revenue Recognition

Disaggregation of Revenue

The following table summarizes revenue disaggregated by the source of the revenue:

	For the year ended December 31,
($ in millions)	2024	2023	2022
Operating and facilities management contracts, gross	2,496	2,494	2,364
Upfront license fee amortization	(189)	(189)	(183)
Operating and facilities management contracts, net	2,307	2,305	2,181
Systems, software, and other	55	54	259
Service revenue	2,363	2,358	2,440

Product sales	149	171	157

Total revenue	2,512	2,529	2,597

Refer to Note 23. Segment Information for revenues by geographical location.

Sources of Revenue

Service Revenue

Service revenue is derived from the following sources:

•Operating and facilities management contracts, net; and
•Systems, software, and other

Operating and facilities management contracts, net

Our revenue from operating contracts is derived primarily from long-term exclusive operating licenses in Italy. Under operating contracts, we manage all the activities along the lottery value chain including creating games, determining payouts, collecting wagers through our network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, supplying materials including play slips, tickets, and receipts, and marketing and point-of-sale materials for the game. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service).

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

Our revenue from FMCs is generated by designing, installing, and operating the lottery system and retail terminal network. Under a typical FMC, we maintain ownership of the technology and equipment, and we are responsible for capital investments throughout the duration of the contract, although investments are generally concentrated during the early years, while the lottery authority maintains, in most instances, responsibility for the overall lottery operations. FMCs typically include a wide range of services to lottery customers related to the technology, equipment, and facilities such as hosting, maintenance, marketing, and other support services. We generally provide our lottery customers retailer terminal and communication network equipment through operating leases. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. Under FMCs, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of transaction price to which we are entitled is typically variable based on a percentage of the sales of all lottery tickets, including draw-based or instant ticket games, although under certain of our agreements, we may receive fixed fees for certain goods or services. Revenue is typically recognized in the amount that we have the right to invoice the customer, as this corresponds directly with the value to the customer of our completed performance.

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

Product Sales

Product sales are derived from lottery products:

Product sales revenue primarily includes the sale of lottery equipment, lottery systems, and printed products.

Our revenue from the sale or sales-type lease of lottery systems and equipment typically includes multiple performance obligations, where we assemble, sell, deliver, and install turnkey lottery systems or lottery equipment (inclusive of point-of-sale terminals, if applicable) or deliver equipment and license the computer software for a fixed price. The lottery authority maintains, in most instances, responsibility for lottery operations. Our credit terms are predominantly short-term in nature. Revenue from the sale of lottery systems and equipment is recognized based upon the contractual terms of each arrangement. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract. In some arrangements, the performance obligation is satisfied over time if the customer controls the asset as it is created (i.e., when the asset is built at the customer site) or if our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. If revenue is not recognized over time, it is generally recognized upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions. If the transaction includes multiple performance obligations, it is accounted for under arrangements with multiple performance obligations, discussed below.

Our other lottery product sales are primarily derived from the production and sales of instant tickets and related services under instant ticket services contracts. Instant ticket services contracts are priced based on a percentage of ticket sales revenue or on a price per unit basis. In these arrangements, the performance obligation is generally satisfied at a point in time (i.e., upon transfer of control of the instant tickets to the customer) based on the contractual terms of each arrangement.

Contract Balances

Contract assets reflect revenue recognized in advance of invoicing our customer. The amount of contract assets, which is included within Other current assets and Other non-current assets in the Consolidated Balance Sheets, was $51 million and $70 million at December 31, 2024 and December 31, 2023, respectively.

Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. The amount of contract liabilities, which is included within Other current liabilities and Other non-current liabilities in the Consolidated Balance Sheets, was $61 million and $66 million at December 31, 2024 and December 31, 2023, respectively.

The amount of revenue recognized during the years ended December 31, 2024, 2023, and 2022 that was included in the contract liabilities balance at the beginning of each period was $25 million, $28 million, and $51 million, respectively.

Transaction Price Allocated to Remaining Performance Obligations

At December 31, 2024, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $899 million. Of this amount, we expect to recognize as revenue approximately 25% within the next 12 months, approximately 33% between 13 and 36 months, approximately 21% between 37 and 60 months, and the remaining balance through July 9, 2036.

5.    Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less.

	December 31,
($ in millions)	2024	2023
Trade and other receivables, gross	469	405
Allowance for credit losses (1)	(1)	(1)
Trade and other receivables, net	468	403
(1) As of and for the years ended December 31, 2024, 2023, and 2022, balances and activity related to the allowance for credit losses were immaterial.

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $403 million and $373 million during the years ended December 31, 2024 and 2023, respectively, under these factoring arrangements. The cash received from these arrangements is reflected as net cash provided by operating activities in the Consolidated Statements of Cash Flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored gross receivables, including our trade receivables, which we then remit to the financial institutions. At December 31, 2024 and 2023, we had $152 million and $133 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the Consolidated Balance Sheets. The net cash flows relating to these collections are reported as financing activities in the Consolidated Statements of Cash Flows.

6.    Inventories, net

	December 31,
($ in millions)	2024	2023
Raw materials	25	25
Work in progress	3	10
Finished goods	87	75
Inventories, gross	114	110
Obsolescence reserve (1)	(2)	(1)
Inventories, net	113	110
(1) As of and for the years ended December 31, 2024, 2023, and 2022, balances and activity related to excess and obsolete inventory reserves were immaterial.

7.    Other Assets

Other Current Assets

		December 31,
($ in millions)	Notes	2024	2023
Prepaid expenses		45	45
Income taxes receivable		12	30
Contract assets	4	9	24
Other		49	42
		114	141

Other Non-Current Assets

				December 31,
($ in millions)	License Term	Amortization Start Date (1)	Notes	2024	2023
Upfront license fees, net:
Italian Scratch & Win	9 years	October 2019		346	467
Italian Lotto	9 years	December 2016		81	181
New Jersey	15 years, 9 months	October 2013		39	48
Indiana	16 years, 1 month	June 2015		6	7
Rhode Island	20 years, 6 months	January 2023		3	4
				477	707

Contract assets			4	42	46
Deferred income taxes			17	37	37
Other				51	45
				606	835
(1) Upfront license fees are amortized on a straight-line basis.

8.    Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2024, the carrying amounts of our significant financial assets and liabilities measured at fair value on a recurring basis are as follows:

		December 31, 2024
($ in millions)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Derivative assets	Other current assets	—	6	—	6
Equity investments	Other non-current assets	5	—	—	5
Liabilities:
Derivative liabilities	Other current liabilities	—	48	—	48

As of December 31, 2023, there were a nominal amount of derivative assets, $6 million of equity investments, and $1 million of derivative liabilities.

Derivative assets and liabilities classified as Level 2 were derived from quoted market prices for similar instruments or by discounting the future cash flows with adjustment for credit risk as appropriate. All significant inputs were derive from or corroborated by observable market data including current forward exchange rates, among others.

Financial Assets and Liabilities Not Carried at Fair Value

The carrying amounts and fair value hierarchy classification of our significant financial assets and liabilities not carried at fair value as of December 31, 2024 and 2023 are as follows:

	December 31, 2024
($ in millions)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Equity investments	11	—	—	11	11
Liabilities:
Debt (1)	5,361	—	5,346	—	5,346

	December 31, 2023
($ in millions)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Equity investments	11	—	—	11	11
Liabilities:
Debt (1)	5,655	—	5,620	—	5,620
(1) Excludes short-term borrowings. The fair value is determined based on quoted market prices for identical or similar instruments.

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

Cash Flow Hedges

The notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2024 and 2023 were $68 million and $78 million, respectively. The amount recorded within other comprehensive (loss) income at December 31, 2024 is expected to impact the consolidated statement of operations in 2025.

Refer to Note 19 - Shareholders’ Equity - Accumulated Other Comprehensive Income for further information.

Derivatives Not Designated as Hedging Instruments

The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2024 and 2023 was $942 million and $231 million, respectively.

Included in the outstanding foreign currency forward contracts at December 31, 2024, was a forward contract entered into in the third quarter of 2024 related to anticipated proceeds from the Proposed Transaction. Specifically, the Company entered into deal-contingent foreign exchange forward contracts for a notional amount of €450 million, with no upfront cash cost, to manage its exposure to foreign currency exchange rate fluctuations of the U.S. denominated proceeds against the Euro. The forward contracts will net cash settle if the deal closes by November 21, 2025. Unrealized losses of $34 million as of December 31, 2024 have been recognized within foreign exchange (gain) loss, net in the Consolidated Statements of Operations.

10.    Systems, Equipment and Other Assets Related to Contracts, net and Property, Plant and Equipment, net

Systems & Equipment and PPE, net consist of the following:

		Systems & Equipment, net		PPE, net
	Estimated life in years	December 31,		December 31,
($ in millions)		2024	2023	2024	2023
Land		—	—	1	1
Buildings	40	—	—	13	14
Terminals and systems	< 10	2,048	2,048	—	—
Furniture and equipment	5 - 10	146	142	292	285
Construction in progress		53	43	32	18
		2,247	2,233	338	318
Accumulated depreciation		(1,666)	(1,611)	(254)	(244)
		581	622	85	74

	For the year ended December 31,
($ in millions)	2024	2023	2022
Depreciation expense	171	176	181

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

The classification of our operating and finance leases in the Consolidated Balance Sheets is as follows:

		December 31,
($ in millions)	Balance Sheet Classification	2024	2023
Assets:
Operating ROU asset	Operating lease right-of-use assets	102	103
Finance ROU asset, net (1)	Other non-current assets	16	14
Total lease assets		118	117

Liabilities:
Operating lease liability, current	Other current liabilities	24	22
Finance lease liability, current	Other current liabilities	7	6
Operating lease liability, non-current	Operating lease liabilities	83	88
Finance lease liability, non-current	Other non-current liabilities	14	15
Total lease liabilities		128	131
(1) Finance ROU assets are recorded net of accumulated amortization of $16 million and $13 million at December 31, 2024 and 2023, respectively.

Weighted-average remaining lease terms and discount rates are as follows:

	December 31,
	2024	2023
Weighted-Average Remaining Lease Term (in years)
Operating leases	2.59	2.86
Finance leases	3.13	3.43
Weighted-Average Discount Rate
Operating leases	2.34%	2.23%
Finance leases	5.06%	5.00%

Components of lease expense are as follows:

	For the year ended December 31,
($ in millions)	2024	2023	2022
Operating lease costs	30	30	30
Finance lease costs (1)	6	8	10
Short-term lease costs	23	19	11
Variable lease costs (2)	13	14	18
(1) Includes interest on lease liabilities of $1 million, $1 million, and $2 million, for the years ended December 31, 2024, 2023, and 2022, respectively.
(2) Includes immaterial amounts related to sublease income.

Finance lease costs include amortization expense as follows:

	For the year ended December 31,
($ in millions)	2024	2023	2022
Amortization expense of Finance ROU assets	5	7	9

Maturities of operating and finance lease liabilities at December 31, 2024 are as follows ($ in millions):

Year	Operating Leases	Finance Leases	Total (1)
2025	30	8	38
2026	25	7	33
2027	18	5	23
2028	14	2	16
2029	12	1	13
Thereafter	27	—	28
Total lease payments	126	23	149
Less: Imputed interest	(19)	(2)	(21)
Present value of lease liabilities	107	21	128
(1) The maturities above exclude leases that have not yet commenced.

Cash flow information and non-cash activity related to leases is as follows:

	For the year ended December 31,
($ in millions)	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating and finance leases	31	30	29
Financing cash flows from finance leases	6	8	9

Non-cash activity:
ROU assets obtained in exchange for lease obligations (net of early terminations)
Operating leases	24	7	7
Finance leases	7	—	3

12.    Restructuring

OPtiMa 3.0

During the third quarter of 2024, we initiated a restructuring plan (“OPtiMa 3.0”) to realign and optimize our cost structure due to ending of the TSA period after the two Italian dispositions (Italian gaming B2C businesses & Italian commercial services business) and the Proposed Transaction for the sale of IGT Gaming.

The plan is focused on realigning and optimizing our general and administrative activities. Actions under the plan include the reduction of approximately 3% of our workforce, the optimization of our real estate footprint given our hybrid workforce and headcount reductions, and the reduction of other indirect costs previously incurred due to a larger business portfolio. Employee actions commenced in the third quarter of 2024 and are expected to be completed within the next 12 months. During the year ended December 31, 2024 we incurred $38 million in severance and related employee costs under the plan.

2021 Italian Workforce Redundancies

In connection with the sale of our Italian B2C businesses, management agreed to provide to the buyer information technology and back-office services for a period of one to three years via a TSA. As certain of these services were concluding, during the fourth quarter of 2021 management performed a detailed review of redundant roles and created a plan to eliminate certain redundancies as TSA services lapsed, by commencing voluntary early retirement programs. Since the plan’s inception, we incurred approximately $32 million in severance and related employee costs associated with these early retirement programs through December 31, 2024, as management and the identified employees reached a mutual understanding of the separation benefits. Cash payments associated with these programs are expected to be made through 2030. During the year ended December 31, 2024, severance and related employee costs under the plan were nominal. During the years ended December 31, 2023 and 2022 we incurred $13 million and $7 million, respectively, of severance and related employee costs under the plan.

The following table summarizes consolidated restructuring expense for all restructuring programs by type of cost:

	For the year ended December 31,
($ in millions)	2024	2023	2022
Severance and Related Employee Costs	39	13	7
Other	—	—	—
Total	39	13	7

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under the above and other ongoing plans for the years ended December 31, 2024 and 2023:

($ millions)	OPtiMa 3.0 Plan	2021 Italian Workforce Redundancies	Total
Balance at December 31, 2022	—	14	14
Restructuring expense, net	—	13	13
Cash payments	—	(5)	(5)
Other adjustments, net(1)	—	1	1
Balance at December 31, 2023	—	22	22
Restructuring expense, net	38	—	39
Cash payments	(7)	(6)	(12)
Other adjustments, net(1)	(2)	(1)	(3)
Balance at December 31, 2024	29	16	46
(1) Includes foreign currency translation adjustments

All liabilities are related to severance and related employee costs.

13.    Goodwill

The Company completed the annual impairment testing in the fourth quarter, where we assessed our single reporting unit using Step 0. Based on the qualitative analysis completed, we determined that it was more likely than not that the fair value exceeds the carrying value and as such, no adjustment to the carrying value of goodwill was necessary and the Step 1 quantitative goodwill impairment analysis was not necessary.

Changes in the carrying amount of goodwill consist of the following:

	December 31,
($ in millions)	2024	2023
Balance at beginning of year	2,678	2,662
Foreign currency translation	(28)	16
Balance at end of year	2,650	2,678

Classified as Assets Held for Sale	1,814	1,829

Total goodwill at December 31, 2024, 2023, and 2022 is net of $1.3 billion of accumulated impairment losses.

14.    Intangible Assets, net

Intangible assets at December 31, 2024 and 2023 are summarized as follows:

			December 31, 2024			December 31, 2023
($ in millions)	Estimated Life (Years)	Weighted- Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized:
Customer relationships	12-15	15.1	718	686	32	718	677	41
Computer software	3-14	6.3	270	240	30	284	259	24
Developed technologies	2-15	12.7	37	34	3	37	33	4
Licenses	4-23	5.2	77	56	21	74	59	15
Other	3-17	10.0	26	23	2	26	23	3
			1,128	1,040	88	1,138	1,052	87
Unamortized:
Trademarks			1	—	1	—	—	—
			1,129	1,040	89	1,138	1,052	87

	For the year ended December 31,
($ in millions)	2024	2023	2022
Amortization expense	27	33	36

Amortization expense on intangible assets for the next five years is expected to be as follows ($ in millions):

Year	Amount
2025	27
2026	20
2027	13
2028	7
2029	4
71

15.    Debt

The Company’s long-term debt obligations consist of the following:

	December 31, 2024			December 31, 2023
($ in millions)	Principal	Debt issuance cost, net	Total	Principal	Debt issuance cost, net	Total
6.500% Senior Secured U.S. Dollar Notes due February 2025	—	—	—	500	(1)	499
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(2)	748	750	(3)	747
3.500% Senior Secured Euro Notes due June 2026	779	(2)	777	829	(3)	826
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(2)	748	750	(3)	747
2.375% Senior Secured Euro Notes due April 2028	519	(2)	517	553	(3)	550
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(4)	746	750	(5)	745
4.250% Senior Secured Euro Notes due March 2030	519	(6)	513	—	—	—
Senior Secured Notes	4,068	(18)	4,050	4,131	(18)	4,113

Euro Term Loan Facilities due January 2027	623	(5)	619	884	(8)	876
Revolving Credit Facility A due July 2027	163	(6)	157	216	(9)	207
Revolving Credit Facility B due July 2027	334	(6)	328	467	(9)	458
Long-term debt, less current portion	5,188	(35)	5,153	5,699	(44)	5,655

Euro Term Loan Facilities due January 2027	208	—	208	—	—	—
Current portion of long-term debt	208	—	208	—	—	—

Short-term borrowings	—	—	—	16	—	16

Total debt	5,396	(35)	5,361	5,714	(44)	5,671

At December 31, 2024 and December 31, 2023, there were no debt issuance costs, net recorded as other non-current assets in the Consolidated Balance Sheets.

The principal amount of long-term debt maturing over the next five years and thereafter as of December 31, 2024 is as follows ($ in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2025	—	208	208
2026	750	987	1,737
2027	1,093	569	1,662
2028	—	519	519
2029	750	—	750
2030 and thereafter	—	519	519
Total principal payments	2,593	2,803	5,396

Senior Secured Notes

All of the senior secured notes (the “Notes”) were rated BBB- by Fitch Ratings, Inc. (“Fitch”), Ba1 by Moody’s Investor Service (“Moody’s”), and BB+ by Standard & Poor’s Ratings Services (“S&P”), at December 31, 2024. The key terms of the Notes are as follows:

Description	Principal (in millions)	Effective Interest Rate	Issuer	Redemption
4.125% Senior Secured U.S. Dollar Notes due April 2026	$750	4.34%	Parent	+
3.500% Senior Secured Euro Notes due June 2026	€750	3.65%	Parent	+
6.250% Senior Secured U.S. Dollar Notes due January 2027	$750	6.41%	Parent	++
2.375% Senior Secured Euro Notes due April 2028	€500	2.50%	Parent	+
5.250% Senior Secured U.S. Dollar Notes due January 2029	$750	5.39%	Parent	+
4.250% Senior Secured Euro Notes due March 2030	€500	4.48%	IGT Lottery Holdings B.V.	+

+    The issuer of the debt (the “Issuer”) may redeem in whole or in part at any time prior to the first date set forth in the redemption price schedule at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Issuer may redeem in whole or in part at a redemption price set forth in the redemption price schedule in the indenture governing the applicable Notes, together with accrued and unpaid interest. The Issuer may also redeem in whole but not in part at 100% of the principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Issuer will be required to offer to repurchase all of the applicable Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

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

The Notes issued by the Parent are guaranteed by certain subsidiaries of the Parent and secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million, and certain accounts receivable. The 4.250% Senior Secured Euro Notes due March 2030 (the “4.250% Notes”) are guaranteed by the Parent and certain subsidiaries of the Parent, and secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million, and certain accounts receivable.

Interest on the Notes is payable semi-annually in arrears. The Notes contain customary covenants and events of default. At December 31, 2024, the issuers were in compliance with such covenants.

On September 18, 2024, IGT Lottery Holdings B.V. issued €500 million of the 4.250% Notes at par. The Parent used the proceeds primarily to redeem the 6.500% Senior Secured U.S. Dollar Notes due February 2025 in full at par for total consideration, excluding interest, of $500 million. The Company recorded a $0.4 million loss on extinguishment of debt in connection with the redemption of the 6.500% Senior Secured U.S. Dollar Notes due February 2025, which is classified in other non-operating expense, net in the consolidated statement of operations for the year ended December 31, 2024.

Prior to September 15, 2026, IGT Lottery Holdings B.V. may redeem the 4.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. From September 15, 2026 to September 14, 2027, IGT Lottery Holdings B.V. may redeem the 4.250% Notes in whole or in part at 102.125% of their principal amount together with accrued and unpaid interest. From September 15, 2027 to September 14, 2028, IGT Lottery Holdings B.V. may redeem the 4.250% Notes in whole or in part at 101.0625% of their principal amount together with accrued and unpaid interest. On or after September 15, 2028, IGT Lottery Holdings B.V. may redeem the 4.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. Upon the occurrence of certain events constituting a change of control, IGT Lottery Holdings B.V. may be required to offer to repurchase all of the 4.250% Notes at a price equal to 101% of the principal amount together with accrued and unpaid interest. In certain events of default, the 4.250% Notes outstanding may become due and payable immediately.

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

Interest on the Euro Term Loan Facilities is payable between one and six months in arrears at rates equal to the applicable EURIBOR plus a margin based on (i) our public debt ratings by Fitch, Moody’s, and S&P and (ii) our ESG rating by Institutional Shareholder Services Inc. (“ISS”). At December 31, 2024 and 2023, the effective interest rate on the Euro Term Loan Facilities was 4.81% and 5.42%, respectively.

The Euro Term Loan Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable. Upon the occurrence of certain events, the borrowers may be required to prepay the Euro Term Loan Facilities in full. The TLF Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are lower than Ba1/BB+ and $550 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are equal to or higher than Ba1/BB+, and provides that such limit is eliminated if any two of our public debt ratings by Moody’s, S&P, and Fitch are equal to or higher than Baa3/BBB-. The TLF Agreement also contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2024, the Parent was in compliance with the covenants.

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

At December 31, 2024, the amounts available to be borrowed under Revolving Credit Facility A and Revolving Credit Facility B were $657 million and €680 million ($707 million), respectively.

Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable Secured Overnight Financing Rate (“SOFR”) or Sterling Overnight Index Average (“SONIA”) rate, in each case subject to a credit adjustment spread, for borrowings in U.S. Dollars and Pounds Sterling, respectively, or the applicable EURIBOR for Euro borrowings, plus a margin based on (i) our public debt ratings by Fitch, Moody’s, and S&P and (ii) our ESG rating by ISS. The weighted average effective interest rate on the Revolving Credit Facilities at December 31, 2024 and December 31, 2023 was 5.71% and 6.49%, respectively.

The RCF Agreement provides that the following fees, which are recorded in interest expense, net in the Consolidated Statements of Operations, are payable quarterly in arrears:

•Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities based on a 0.35% margin.
•Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate ranging from 0.10% to 0.60% dependent on the percentage of the Revolving Credit Facilities utilized. The applicable rate was 0.10% at December 31, 2024.
The Revolving Credit Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable. Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments. The RCF Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are lower than Ba1/BB+ and $550 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are equal to or higher than Ba1/BB+, and provides that such limit is eliminated if any two of our public debt ratings by Fitch, Moody’s, and S&P are equal to or higher than Baa3/BBB-. The RCF Agreement also contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2024, the borrowers were in compliance with the covenants.

TLF Agreement and RCF Agreement Amendments

In November 2023 and February 2024, the Parent entered into amendments to the TLF Agreement and RCF Agreement to permit the divestiture of IGT Gaming via a sale, spin-off, or spin-off with a merger. Effective immediately upon the divestiture’s closing, the amendments:

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
•Permit shareholder distributions and/or share buybacks to the extent that the net proceeds exceed $2 billion; and
•Make certain adjustments to the debt covenants, such as the subsidiaries guaranteeing the Facilities.

Other Credit Facilities

The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2024, there were no short-term borrowings under these facilities. There were $16 million of short-term borrowings with an effective interest rate of 6.77% at December 31, 2023.

Letters of Credit

The Parent and certain of its subsidiaries obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted demand credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2024 and 2023 and the weighted-average annual cost of such letters of credit:

($ in millions)	Letters of Credit Outstanding (1)	Weighted-Average Annual Cost
December 31, 2024	111	1.06%
December 31, 2023	111	1.07%
(1) There were no letters of credit outstanding under the Revolving Credit Facilities.

Interest Expense, Net

	For the year ended December 31,
($ in millions)	2024	2023	2022
Senior Secured Notes	132	143	188
Revolving Credit Facilities	53	42	21
Term Loan Facilities	22	26	11
Other	7	6	4
Interest expense	215	217	224
Interest income	(9)	(10)	(8)
Interest expense, net	206	207	216

16.    Other Liabilities

Other Current Liabilities

		December 31,
($ in millions)	Notes	2024	2023
Current financial liabilities		152	133
Employee compensation		77	85
Accrued interest payable		66	82
Taxes other than income taxes		52	32
Accrued expenses		51	50
Derivative liability	8	48	1
Income taxes payable		42	69
Contract liabilities	4	36	33
Customer rebates		36	29
Operating lease liability	11	24	22
Restructuring	12	18	5
Other		17	19
		619	561

Other Non-Current Liabilities

		December 31,
($ in millions)	Notes	2024	2023
Reserve for uncertain tax positions		38	40
Restructuring	12	28	17
Contract liabilities	4	25	33
Other		34	38
		125	129

17.    Income Taxes
The components of income from continuing operations before provision for income taxes, determined by tax jurisdiction, are as follows:

	For the year ended December 31,
($ in millions)	2024	2023	2022
United Kingdom ("U.K.")	(96)	(269)	(112)
United States ("U.S.")	73	145	215
Italy	451	446	612
Other	93	166	58
	521	488	772

The provision for income taxes consists of:

	For the year ended December 31,
($ in millions)	2024	2023	2022
Current:
U.K.	4	4	1
U.S.	88	86	85
Italy	163	131	118
Other	31	39	50
	286	260	254
Deferred:
U.K.	1	—	—
U.S.	(21)	(44)	(27)
Italy	—	19	(1)
Other	(16)	(11)	(14)
	(36)	(36)	(42)
	250	223	212

Income taxes paid, net of refunds, were $241 million, $149 million, and $283 million in 2024, 2023, and 2022, respectively.

At December 31, 2024, undistributed profits of subsidiaries of approximately $173 million are considered indefinitely reinvested. Foreign withholding taxes on these undistributed earnings would be approximately $10 million.

The Parent is a tax resident in the United Kingdom (the “U.K.”). A reconciliation of the provision for income taxes, from the amount computed by applying the U.K. statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods (2023 tax rate is based on a weighted average rate of the U.K. statutory tax rate enacted on April 1, 2023) to income from continuing operations before provision for income taxes is as follows:

	For the year ended December 31,
($ in millions)	2024	2023	2022
Income from continuing operations before provision for income taxes	521	488	772
U.K. statutory tax rate	25.0%	23.5%	19.0%
Statutory tax expense	130	115	147

Change in valuation allowances	19	60	32
Italy regional tax (“IRAP”) and state taxes	38	38	31
Tax cost of dividends	48	—	—
Non-deductible expenses	10	5	14
Foreign tax and statutory rate differential (1)	(11)	(9)	26
Foreign tax expense, net of U.S. federal benefit	6	12	26
GILTI tax	10	1	5
Non-taxable gain on sale of business	—	—	(79)
Non-taxable foreign exchange (gain) loss	(1)	1	(7)
Italian patent box tax benefit	(2)	(2)	—
Change in unrecognized tax benefits	9	16	1
Tax law changes	—	—	7
Other	(5)	(15)	10
	250	223	212

Effective tax rate	48.0%	45.8%	27.5%
 (1) Includes the effects of foreign subsidiaries’ earnings taxed at rates other than the U.K. statutory rate

The components of deferred tax assets and liabilities are as follows:

	December 31,
($ in millions)	2024	2023
Deferred tax assets:
Net operating losses	217	206
Italian goodwill tax step-up	101	110
Interest expense limitation carryforward	51	30
Provisions not currently deductible for tax purposes	23	49
Lease liabilities	23	24
Depreciation and amortization	9	3
Other	30	42
Gross deferred tax assets	453	464
Valuation allowance	(237)	(225)
Deferred tax assets, net of valuation allowance	216	239

Deferred tax liabilities:
Acquired intangible assets	128	137
Depreciation and amortization	102	114
Italian goodwill equity reserve liability	96	104
Lease right-of-use assets	23	23
Other	—	2
Total deferred tax liabilities	349	380
Net deferred income tax liability	(133)	(141)

Our net deferred income taxes are recorded in the Consolidated Balance Sheets as follows:

	December 31,
($ in millions)	2024	2023
Deferred income taxes - non-current asset	37	37
Deferred income taxes - non-current liability	(170)	(178)
	(133)	(141)

Net Operating Loss Carryforwards

We have a $856 million gross tax loss carryforward, of which $692 million relates to the U.K and $164 million relates to other tax jurisdictions. Carryforwards in certain tax jurisdictions begin to expire in 2025 while others have an unlimited carryforward period. A valuation allowance has been provided on $725 million of the gross net operating loss carryforwards. Portions of the tax loss carryforwards are subject to annual limitations in most of our significant tax jurisdictions, including the U.K. In addition, as of December 31, 2024, we had U.S. state tax net operating loss carryforwards, resulting in a deferred tax asset (net of U.S. federal tax benefit) of approximately $0.3 million. U.S. state tax net operating loss carryforwards in certain tax jurisdictions begin to expire in 2028, while others have an unlimited carryforward period.

Valuation Allowance

A reconciliation of the valuation allowance is as follows:

	December 31,
($ in millions)	2024	2023	2022
Balance at beginning of year	225	181	150
Net charges to expense	19	60	32
Held-for-sale reclassification	(8)	(17)	—
Balance at end of year	237	225	181

The valuation allowance primarily relates to net operating losses that are more likely than not to be realized. In assessing the need for a valuation allowance, we considered both positive and negative evidence for each jurisdiction including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. When we change our determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Accounting for Uncertainty in Income Taxes

A reconciliation of the unrecognized tax benefits is as follows:

	December 31,
($ in millions)	2024	2023	2022
Balance at beginning of year	10	24	23
Additions to tax positions - current year	2	—	—
Additions to tax positions - prior years	7	16	—
Reductions to tax positions - prior years	(2)	(1)	—
Settlements	—	(29)	—
Balance at end of year	17	10	24

At December 31, 2024, 2023, and 2022, $17 million, $10 million, and $24 million, respectively, of the unrecognized tax benefits, if recognized, would affect our effective tax rates.

We recognize interest and penalties related to income tax matters in income tax expense. The charges were nominal for 2024, 2023, and 2022. The gross balance of accrued interest and penalties was $27 million and $30 million at December 31, 2024 and 2023, respectively.

We file income tax returns in various jurisdictions of which the U.K., U.S., and Italy represent the major tax jurisdictions. As of December 31, 2024, we are subject to income tax audits in various tax jurisdictions globally, most significantly in the U.S. and Mexico.

Mexico Tax Audit

Based on a 2006 tax examination, the Company’s Mexican subsidiary, GTECH Mexico S.A. de C.V., was issued an income tax assessment of approximately Mexican peso (“MXN”) 425 million. The assessment relates to the denial of a deduction for cost of goods sold and the taxation of intercompany loan proceeds. The Company has unsuccessfully contested the two issues in the Mexican court system receiving unfavorable decisions by the Mexican Supreme Court in June 2017 and October 2019, respectively. As of December 31, 2024, based on the unfavorable decisions received, the Company has recorded a liability of MXN580 million (approximately $28 million), inclusive of additional interest, penalties, and inflationary adjustments, which is reported within other non-current liabilities in the Consolidated Balance Sheets.

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

Pillar Two Global Minimum Tax Framework - Legislative Updates

In December 2021, the Organization for Economic Cooperation and Development (“OECD”) enacted model rules for a new global minimum tax framework (“Pillar Two”). Many non-U.S. tax jurisdictions, including the European Union, have committed to adopting Pillar Two, which establishes a global minimum tax of 15% and is intended to be effective for tax years beginning in 2024. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two global minimum tax. Based on the Company’s current analysis of the Pillar Two provisions, these tax law changes do not have a material impact on the Company’s financial statements for calendar year 2024.

18.    Commitments and Contingencies

Commitments

Unconditional purchase obligations

As of December 31, 2024, we had unconditional purchase obligations of approximately $42 million, primarily related to contracts with vendors for third-party equipment and data service fees. Our unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including fixed or minimum quantities to be purchased, price provisions, and the approximate timing of the transaction. Unconditional purchase obligations exclude agreements that are cancellable without penalty and unconditional purchase obligations with a remaining term of one year or less.

Performance and other bonds

Certain contracts require us to provide a surety bond as a guarantee of performance for the benefit of customers and bid and litigation bonds for the benefit of potential customers.

These bonds give beneficiaries the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contracts. In general, we would only be liable for these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. Accordingly, no liability has been recorded as of December 31, 2024 and 2023 related to these bonds.

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. At December 31, 2024, provisions for all legal proceedings was $4 million. With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

Disposition of Previously Disclosed Matters

Texas Fun 5’s Instant Ticket Game

IGT Global Solutions Corporation (formerly GTECH Corporation) was a party to lawsuits in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed.
Steele, James et al. v. GTECH Corp., filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $600 million, as alleged via discovery. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs’ sole remaining claim should be reconsidered. On April 27, 2018, this and a related matter were appealed to the Texas Supreme Court, which heard arguments on December 3, 2019. On June 12, 2020, the Texas Supreme Court ruled that plaintiffs could proceed with their fraud allegations in the lower court; all other claims were dismissed. On March 26, 2021, October 29, 2021, and February 3, 2022 (two motions), GTECH Corporation filed motions for summary judgment. One such motion was denied on February 25, 2022, while the other three remain pending. In April 2023, pursuant to court ordered mediation, the Company advanced confidential settlement negotiations regarding this matter, and a tentative settlement was reached subject to certain conditions to be satisfied by plaintiffs. The Court granted the Motion to Appoint Masters in Chancery on July 13, 2023 to oversee and assist the parties with the potential settlement process, and proposed settlement notices were sent to named plaintiffs with a response due within three months. The requisite number of plaintiffs opted in to the settlement and executed a release, and the master certified the results of their work. Approximately 50 plaintiffs remain in the case at this time. To date, the required settlement payments have been made with cash on hand to those plaintiffs who provided an executed agreement prior to certification. As for the remaining plaintiffs who opted out of the settlement or did not respond, litigation will continue in the ordinary course.
We dispute the claims made in each of these cases and continue to defend against these lawsuits.

The Company will continue to monitor its legal proceedings and may adjust its disclosures and accruals in accordance with its Process for Disclosure and Recording of Liabilities Related to Legal Proceedings as described in Note 2 - Summary of Significant Accounting Policies, herein.

19.    Shareholders’ Equity

Shares Authorized and Outstanding

The Board may issue ordinary shares of the Parent upon shareholder approval. At the Parent’s 2024 annual general meeting, the shareholders authorized the issuance of up to 134 million additional ordinary shares (of which 67 million can be issued in connection with an offer by way of a rights issue), with a par value of $0.10 per share, for a period expiring at the end of the 2025 annual general meeting, or, if sooner, on August 13, 2025, unless previously revoked, varied, or renewed.

Ordinary shares outstanding were as follows:

	December 31,
(Shares in thousands)	2024	2023	2022
Balance at beginning of year	200,482	199,079	203,688
Shares issued under stock awards	1,377	1,403	702
Shares issued upon exercise of stock options	—	—	62
Repurchases of common stock	—	—	(5,373)
Balance at end of year	201,859	200,482	199,079

Share Repurchase Program

On November 15, 2021, the Parent’s Board of Directors authorized a share repurchase program (the “Program”) pursuant to which the Company may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. At the Parent’s 2024 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 20 million of the Parent’s ordinary shares. This authority remains valid until November 13, 2025, unless previously revoked, varied, or renewed at the Parent’s 2025 annual general meeting.

The Parent repurchases ordinary shares under the Program at the market price on the trade date and the Parent cancels repurchased ordinary shares or holds them in treasury. If the Parent holds repurchased ordinary shares in treasury, all amounts paid to repurchase such shares have been recorded as treasury stock in our Consolidated Balance Sheets until they are reissued or retired. Under the Program, no shares were purchased in 2024. Repurchases of the Parent’s ordinary shares paid out of distributable reserves reduce the amount of distributable reserves available for the Parent to make distributions to its shareholders, including the payment of dividends which, under English law, may only be paid out of distributable reserves.

Dividends

We declared a $0.20 cash dividend per share in all four quarters of 2024, 2023, and 2022.

On February 20, 2025, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of approximately $40 million in the aggregate, is payable on March 25, 2025, to shareholders of record at the close of business on March 11, 2025. Future dividends are subject to Board approval.

Accumulated Other Comprehensive Income

The following table details the changes in AOCI:

		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2021	387	(6)	3	384	28	412
Change during period	55	2	1	57	27	84
Reclassified to operations (1)	36	(3)	—	34	—	34
Other comprehensive income (loss)	90	(1)	1	91	27	117
Balance at December 31, 2022	477	(7)	4	474	55	529
Change during period	5	(2)	—	3	(13)	(10)
Reclassified to operations (1)	—	2	—	2	—	2
Tax effect	(1)	—	—	(1)	—	(1)
Other comprehensive income (loss)	4	1	—	4	(13)	(8)
Balance at December 31, 2023	481	(6)	3	479	42	521
Change during period	(30)	5	—	(25)	20	(5)
Reclassified to operations (1)	1	—	—	—	—	—
Tax effect	1	(1)	—	—	—	—
Other comprehensive (loss) income	(29)	4	—	(25)	20	(5)
Balance at December 31, 2024	452	(2)	3	453	63	516
(1) Foreign currency translation adjustments were reclassified into other non-operating expense, net on the Consolidated Statements of Operations for subsidiaries sold for the year ended December 31, 2022 and foreign exchange (gain) loss, net for subsidiaries liquidated for the years ended December 31, 2024 and 2022. Unrealized gain (loss) on hedges were reclassified into service revenue on the Consolidated Statements of Operations for the years ended December 31, 2024, 2023, and 2022.

20.    Stock-Based Compensation

Incentive Compensation Awards

With respect to both continuing and discontinued operations, stock-based incentive awards were provided to directors and employees under the terms of our 2015 and 2021 Equity Incentive Plans (collectively, the “Plans”) as administered by the Board. Awards available under the Plans principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plans is 20 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plans. We utilize authorized and unissued shares to satisfy all shares issued under the Plans.

Stock Options

Stock options were awards that allow the employee to purchase shares of our stock at a fixed price. Stock options were granted under the Plans at an exercise price not less than the fair market value of a share on the date of grant. No stock options were granted in 2024, 2023, or 2022.

Stock Awards

Stock awards were principally made in the form of performance share units (“PSUs”) and restricted share units (“RSUs”).

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

Stock Option Activity

A summary of our stock option activity and related information, which includes both continuing and discontinued operations, is as follows:

		Weighted-Average
(Shares in thousands)	Stock Options	Exercise Price Per Share ($)	Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding at January 1, 2024	173	20.37
Granted	—	—
Forfeited	—	—
Exercised	—	—
Outstanding at December 31, 2024	173	20.37	3.36
At December 31, 2024:
Vested and expected to vest	—	—	—	—
Exercisable	173	20.37	3.36	—
No stock options were exercised in 2024 and 2023. The total intrinsic value of stock options exercised was $3 million in 2022. There were no cash proceeds from stock options exercised in 2022 due to net share settlement.

Stock Award Activity

A summary of our stock award activity and related information, which includes both continuing and discontinued operations, is as follows:

(Shares in thousands)	PSUs(1)	Weighted- Average Grant Date Fair Value ($)	RSUs	Weighted- Average Grant Date Fair Value ($)
Nonvested at January 1, 2024	5,794	26.37	68	26.96
Granted(2)	2,425	24.39	89	20.62
Vested	(2,139)	25.74	(69)	26.88
Forfeited	(392)	26.03	—	—
Liability-classified(3)	(563)	26.33	—	—
Nonvested at December 31, 2024	5,126	24.55	88	20.60

At December 31, 2024:
Unrecognized cost for nonvested awards ($ in millions)	42		—
Weighted-average future recognition period (in years)	2.01		0.36
(1) Unless otherwise noted, the number of PSUs granted are based on the target number of shares. Based on specified targets, actual performance may result in additional shares vesting, up to a maximum 145% payout achievement.
(2) Includes 584 thousand PSUs for vestings above the target thresholds. These PSUs were granted in prior years and either vested in 2024 or will vest in 2025 upon achievement of normal service requirements.
(3) Refer to the Modifications section for awards expected to settle in cash.

Inclusive of both continuing and discontinued operations, the total vest-date fair value of PSUs vested was $43 million and $36 million in 2024 and 2023. No PSUs vested in 2022. The total vest-date fair value of RSUs vested was $1 million, $2 million, and $23 million for 2024, 2023, and 2022, respectively.

Fair Value of Stock Awards Granted

We estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the awards include a market condition. The market condition is based on the Company’s TSR relative to the Russell Midcap Market Index.

During 2024, 2023, and 2022, we estimated the fair value of RSUs at the date of grant based on our stock price. Details of the grants, which includes both continuing and discontinued operations, are as follows:

(Shares in thousands)	2024	2023	2022
PSUs granted during the year	1,842	1,408	1,715
Weighted-average grant date fair value ($)	18.36	28.39	25.37

RSUs granted during the year	89	68	95
Weighted-average grant date fair value ($)	20.62	26.96	20.46

Stock-Based Compensation Expense

Total continuing operations compensation cost for our stock-based compensation plans is recorded based on the employees’ respective functions as detailed below.

	For the year ended December 31,
($ in millions)	2024	2023	2022
Cost of services	2	2	2
Selling, general and administrative	35	32	31
Research and development	1	1	1
Stock-based compensation expense before income taxes (1)	38	34	34
Income tax benefit	10	9	8
Total stock-based compensation, net of tax	29	25	26
(1) Amounts exclude stock-based compensation expense related to discontinued operations recognized during the period, which was included in Income (loss) from discontinued operations, net of tax in the Consolidated Statements of Operations.

Modifications

In connection with the Proposed Transaction, certain PSUs for employees expected to transfer with IGT Gaming were modified. For unvested PSUs granted prior to 2024 and scheduled to vest prior to the expected closing date, the awards were modified to vest at target performance. For the remaining PSUs granted prior to 2024, the awards were modified to vest at target performance and settle in cash, 50% at the Proposed Transaction closing date, and 50% one year following the closing date. The modifications affected approximately 148 employees, which resulted in $8 million of incremental compensation cost that is included in discontinued operations for the year ended December 31, 2024.

21.    Earnings Per Share

The following table presents the computation of basic and diluted income (loss) per share of common stock:

	For the year ended December 31,
($ and shares in millions, except per share amounts)	2024	2023	2022
Numerator:
Net income from continuing operations attributable to IGT PLC	117	116	420
Net income (loss) from discontinued operations attributable to IGT PLC	231	41	(145)
Net income attributable to IGT PLC	348	156	275

Denominator:
Weighted-average shares - basic	202	200	202
Incremental shares under stock based compensation plans	2	3	2
Weighted-average shares - diluted	204	203	203

Net income from continuing operations attributable to IGT PLC per common share - basic	0.58	0.58	2.08
Net income from continuing operations attributable to IGT PLC per common share - diluted	0.57	0.57	2.07
Net income (loss) from discontinued operations attributable to IGT PLC per common share - basic	1.15	0.20	(0.72)
Net income (loss) from discontinued operations attributable to IGT PLC per common share - diluted	1.14	0.20	(0.71)
Net income attributable to IGT PLC per common share - basic	1.73	0.78	1.36
Net income attributable to IGT PLC per common share - diluted	1.71	0.77	1.35

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

For the years ended December 31, 2024, 2023, and 2022 there were nominal stock options and unvested restricted stock awards shares excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

22.    Variable Interest Entities

We hold ownership interests in and consolidate the following variable interest entities (“VIEs”):

Name of subsidiary	% Ownership held by the Company
Lottoitalia S.r.l. (“Lottoitalia”)	61.50%
Lotterie Nazionali S.r.l. (“LN”)	64.00%
Northstar New Jersey Lottery Group, LLC (“Northstar NJ”) (1)	76.64%
Rhode Island VLT Company LLC (“RI VLT”)(2)	60.00%
(1) Northstar New Jersey Holding Company LLC, of which we are a 71.12% shareholder, holds the 76.64% ownership in Northstar NJ.
(2) As disclosed in Note 3. Discontinued Operations and Assets Held for Sale the RI VLT is part of the IGT Gaming disposal group and is reflected in the consolidated financial statements as discontinued operations.

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

The carrying amounts and classification of these VIEs’ assets and liabilities in our Consolidated Balance Sheets at December 31, 2024 and 2023 are as follows:

	December 31,
($ in millions)	2024	2023
Current assets	1,240	1,214
Non-current assets	510	755
Total assets	1,750	1,969

Total liabilities	753	731
The balances presented above are net of intercompany balances and transactions that are eliminated in our Consolidated Financial Statements.

Additionally, IGT holds a 50.00% ownership interest in a consortium, Mineria da Sorte Loteria SPE LTDA (“Brazil Lottery”), formed in June 2023 which holds an exclusive 20-year license to operate instants and passive lottery in the State of Minas Gerais, Brazil. We determined that the consortium is a VIE, but we are not the primary beneficiary of the VIE. Therefore, as of December 31, 2024 the joint venture was unconsolidated and accounted for under the equity method.

23. Segment Information

The Company operates and manages its continuing operations business as a single segment for the purposes of assessing performance and making operating decisions. We are a pure-play lottery business that derives revenues from providing sales, operations, product development, technology, and support to worldwide traditional lottery and iLottery customers. The chief operating decision maker (“CODM”) is our Chief Executive Officer.

The CODM reviews net income, as reported in the consolidated financial results from continuing operations, when making decisions about allocating resources and evaluating financial performance. The CODM uses net income to evaluate the overall capital allocation strategy in deciding whether to reinvest profits into capital expenditures, or into other parts of the business such as paying down debt, paying dividends, or for acquisitions.

The segment’s accounting policies are the same as those described in Note 2. Summary of Significant Accounting Policies. The measure of segment assets is reported on the consolidated balance sheets as total assets.

Revenue from external customers, which is based on the geographical location of our customers, is as follows:

	For the year ended December 31,
($ in millions)	2024	2023	2022
U.S.	1,199	1,237	1,206
Italy	968	934	1,039
Rest of Europe	199	208	210
All other	146	150	142
Total	2,512	2,529	2,597

Revenue from one customer represented approximately 35%, 34%, and 30% of revenue from continuing operations in 2024, 2023, and 2022, respectively.

Long-lived assets, which are comprised of Systems & Equipment and PPE, are based on the geographical location of the assets as follows:

	December 31,
($ in millions)	2024	2023
U.S.	540	551
Italy	52	66
Rest of Europe	56	62
All other	17	18
Total	665	697

	For the year ended December 31,
($ in millions)	2024	2023	2022
Expenditures for long-lived assets	128	133	146

24.    Related Party Transactions

We engage in business transactions with certain related parties which include (i) De Agostini or entities directly or indirectly controlled by De Agostini, (ii) other entities and individuals capable of exercising control, joint control, or significant influence over us, and (iii) our unconsolidated subsidiaries or joint ventures. Members of the Board, executives with authority for planning, directing, and controlling the activities of the Company and such Directors’ and executives’ close family members are also considered related parties. We may make investments in such entities, enter into transactions with such entities, or both.

De Agostini Group

De Agostini has a controlling interest in IGT. As of December 31, 2024, De Agostini had an economic interest of approximately 42.3% (excluding treasury shares) and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest of approximately 59.5% of the total voting rights (excluding treasury shares).

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

Related party amounts due to or from the De Agostini Group are as follows:

	December 31,
($ in millions)	2024	2023
Trade receivables	—	—
Tax-related receivables	—	2
Trade payables	2	2
Tax-related payables	—	—

PlayDigital Synthetic Equity Award Program

On March 9, 2022, Enrico Drago, former Chief Executive Officer of the PlayDigital business and immediate family member of Marco Drago, a member of the Board up until May 14, 2024, was granted a synthetic equity award pursuant to the PlayDigital Equity Award Program designed to align the incentives of certain employees of the Company’s PlayDigital business with the growth in the valuation of such business. The synthetic equity award was scheduled to vest in three, four, and five years after the grant date with tranche percentages of 35%, 25%, and 40% and could be settled in equity or cash.

As announced on March 21, 2024, Marco Drago stepped down from his role as a non-executive director of the Board on May 14, 2024. The Board appointed Enrico Drago as a non-executive director effective April 1, 2024 following his resignation from the role of Chief Executive Officer of the PlayDigital business.

On March 27, 2024, Enrico Drago’s synthetic equity award was modified to change the valuation methodology applicable to the award and to allow for the continued vesting of the award in consideration of his new role and the planned sale or other disposition of the PlayDigital business. At December 31, 2024, $0.5 million of estimated unrecognized compensation expense attributable to the synthetic equity award granted to Mr. Drago will be recognized as compensation expense over a weighted average period of 1.8 years.

Unconsolidated Subsidiaries, Partnerships and Joint Ventures

From time to time, we make strategic investments in publicly traded and privately held companies that develop software, hardware, and other technologies or provide services supporting its technologies. We may also purchase from or make sales to these organizations.

Ringmaster S.r.l.

We have a 50% interest in Ringmaster S.r.l. (“Ringmaster”), an Italian joint venture, that is accounted for using the equity method of accounting. Ringmaster provides software development services for our interactive gaming business pursuant to an agreement dated December 7, 2011. Our investment in Ringmaster was $1 million at December 31, 2024 and 2023.

We incurred $11 million, $14 million, and $9 million in expenses to Ringmaster for the years ended December 31, 2024, 2023, and 2022, respectively, which include amounts from continuing and discontinued operations.

Connect Ventures One LP and Connect Ventures Two LP

Historically, we held investments in two venture capital funds, Connect Ventures One LP and Connect Ventures Two LP (the “Connect Ventures”), accounted for as equity method investments. De Agostini holds an investment in the Connect Ventures, and Nicola Drago, an immediate family member of Enrico Drago, a member of the Parent’s board of directors, held a 10% ownership interest in, and is a non-executive member of, Connect Ventures LLP, the fund that manages Connect Ventures.

During the year ended December 31, 2024, the Company sold 100% of its investment in Connect Ventures One LP which resulted in a gain of $2 million and is recorded as income in Other non-operating expense, net in the Consolidated Statements of Operations. Our investment in Connect Ventures One LP was $2 million at December 31, 2023. Our investment in Connect Ventures Two LP was $6 million at December 31, 2024 and 2023.